Form 20-F
period 2002-12-31
NETEASE COM INC
filed 2003-06-27
CIK 1110646

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                   (Mark One)
  [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

              For the transition period from ________to _________.

                        Commission file number: 333-11724

                                NETEASE.COM, INC.
          ------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
          ------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 Cayman Islands
          ------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                              Suite 1901, Tower E3
                 The Towers, Oriental Plaza, Dong Cheng District
                   Beijing 100738, People's Republic of China
          ------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      NONE
          ------------------------------------------------------------
 Securities registered or to be registered pursuant to Section 12(g) of the Act.

       Name of each exchange and Title of each class on which registered:
  American Depositary Shares, each representing 100 ordinary shares, par value
                   US$0.0001 per share, Nasdaq National Market
          ------------------------------------------------------------
                                (Title of Class)
          ------------------------------------------------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      NONE
          ------------------------------------------------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 3,100,162,536 ordinary shares, par value US$0.0001 per share.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [X] Yes  [_] No

         Indicate by check mark which financial statement item the registrant has elected to follow:

         [_] Item 17  [X] Item 18

                                TABLE OF CONTENTS

INTRODUCTION

PART I

  Item 1.   Identity of Directors, Senior Management and Advisers
  Item 2.   Offer Statistics and Expected Timetable
  Item 3.   Key Information
               Selected Financial Data
               Risk Factors
  Item 4.   Information on the Company
  Item 5.   Operating and Financial Review and Prospects
  Item 6.   Directors, Senior Management and Employees
  Item 7.   Major Shareholder and Related Party Transactions
  Item 8.   Financial Information
  Item 9.   The Offer and Listing
  Item 10.  Additional Information
  Item 11.  Quantitative and Qualitative Disclosures About Market Risk
  Item 12.  Description of Securities Other than Equity Securities

PART II

  Item 13.  Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15.  Controls and Procedures
  Item 16.  Reserved

PART III

  Item 17.  Financial Statements
  Item 18.  Financial Statements
  Item 19.  Exhibits

                                  INTRODUCTION

     This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002.

     We completed the initial public offering of 4,500,000 American Depositary Shares, each representing 100 of our ordinary shares, par value US$0.0001 per share, on July 6, 2000. On June 30, 2000, we listed our American Depositary Shares on the Nasdaq National Market, or Nasdaq, under the symbol "NTES."

Forward-Looking Information

     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

     . the risk that we will not be able to continue to successfully monetize the user base of the NetEase Web sites and that our e-commerce and other fee-based services revenues will not continue to grow;

     . the risk that the current popularity of short messaging services (SMS) in China will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive products and services;

     . the risk that we may not be able to continuously develop new and creative online services;

     . the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market;

     . the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

     . the impact of the outbreak in China of severe acute respiratory syndrome, or SARS, on our business and results of operations;

     . the risk that we will not be able to control our expenses in future periods;

     . the possibility that our company and our board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of our financial statements for the year ended December 31, 2000 will not recur;

     . our ability to develop and implement additional operational and financial systems to manage our operations;

     . governmental uncertainties, general competition and price pressures in the marketplace;

     . uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

     . other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

     We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers

          Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

          Not Applicable.

Item 3.   Key Information

     A.   Selected Financial Data

     The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 "Operating and Financial Review and Prospects" below. The following data have been derived from our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

                                                                                      For the Year Ended December 31,
                                                                                      -------------------------------
                                                             1998           1999             2000            2001           2002
                                                             ----           ----             ----            ----           ----
                                                              RMB            RMB             RMB             RMB            RMB

Statement of Operations Data:
Revenues:
   Advertising services .........................            172,850      10,796,074       30,067,477     14,163,952     34,209,376
   E-commerce and other services ................                 --       2,459,101        2,455,834     14,103,151    197,357,067
   Software licensing and related integration
      projects ..................................          2,942,582       3,515,831          450,350         33,218      1,002,025
                                                   ---------------------------------------------------------------------------------
          Total revenues ........................          3,115,432      16,771,006       32,973,661     28,300,321    232,568,468
   Sales and value-added taxes ..................           (230,749)     (1,150,169)      (2,476,444)    (2,274,784)   (11,627,216)
                                                   ---------------------------------------------------------------------------------
   Net revenues .................................          2,884,683      15,620,837       30,497,217     26,025,537    220,941,252
                                                   ---------------------------------------------------------------------------------
Cost of revenues:
   Advertising, e-commerce and other
      services ..................................           (242,657)     (5,540,600)     (38,738,335)   (60,058,488)   (69,769,449)
   Software licensing and related integration
      projects ..................................           (946,531)       (258,819)              --             --             --
   Share compensation cost* .....................                 --      (6,296,816)      (1,171,084)            --     (1,908,125)
                                                   ---------------------------------------------------------------------------------
          Total cost of revenues ................         (1,189,188)    (12,096,235)     (39,909,419)   (60,058,488)   (71,677,574)
                                                   ---------------------------------------------------------------------------------
Gross profit (loss on revenues) .................          1,695,495       3,524,602       (9,412,202)   (34,032,951)   149,263,678
Operating expenses:
   Selling, general and administrative
     expenses ...................................           (311,957)    (16,709,221)    (162,922,561)  (181,560,624)   (92,785,244)
   Asset impairment loss ........................                 --              --               --     (2,766,543)      (746,857)
   Research and development expenses ............           (951,000)       (964,855)      (9,525,436)   (11,169,454)   (13,808,360)
   Share compensation cost* .....................                 --     (39,116,583)     (12,668,476)    (2,357,758)    (1,898,733)
   Class action settlement ......................                 --              --               --             --    (36,005,385)
                                                   ---------------------------------------------------------------------------------
          Total operating expenses ..............         (1,262,957)    (56,790,659)    (185,116,473)  (197,854,379)  (145,244,579)
                                                   ---------------------------------------------------------------------------------
Operating profit (loss) .........................            432,538     (53,266,057)    (194,528,675)  (231,887,330)     4,019,099
Other income (expenses):
   Sale of 163.net usage right ..................                 --       1,500,000               --             --             --
   Investments impairment loss ..................                 --              --               --     (8,924,381)            --
   Interest income ..............................              5,719         357,160       27,858,710     17,571,187      7,562,322
   Interest expense .............................                 --              --       (2,589,735)    (9,882,874)    (1,401,041)

                                                          2002
                                                          ----
                                                           US$
                                                         (Note)
Statement of Operations Data:
Revenues:
   Advertising services .........................        4,131,567
   E-commerce and other services ................       23,835,395
   Software licensing and related integration
      projects ..................................          121,018
                                                   -----------------
          Total revenues ........................       28,087,980
   Sales and value-added taxes ..................       (1,404,253)
                                                   -----------------
   Net revenues .................................       26,683,727
                                                   -----------------
Cost of revenues:
   Advertising, e-commerce and other
      services ..................................       (8,426,262)
   Software licensing and related integration
      projects ..................................               --
   Share compensation cost* .....................         (230,450)
                                                   -----------------
          Total cost of revenues ................       (8,656,712)
                                                   -----------------
Gross profit (loss on revenues) .................       18,027,015
Operating expenses:
   Selling, general and administrative
     expenses ...................................      (11,205,948)
   Asset impairment loss ........................          (90,200)
   Research and development expenses ............       (1,667,676)
   Share compensation cost* .....................         (229,316)
   Class action settlement ......................       (4,348,476)
                                                   -----------------
          Total operating expenses ..............      (17,541,616)
                                                   -----------------
Operating profit (loss) .........................          485,399
Other income (expenses):
   Sale of 163.net usage right ..................               --
   Investments impairment loss ..................               --
   Interest income ..............................          913,324
   Interest expense .............................         (169,208)

                                                                                  For the Year Ended December 31,
                                                                                  -------------------------------
                                                            1998          1999            2000           2001           2002
                                                            ----          ----            ----           ----           ----
                                                             RMB           RMB            RMB            RMB            RMB
Other, net .......................................          (71,056)      (494,018)         (9,099)      (40,516)     3,725,370
                                                    ----------------------------------------------------------------------------
Income (loss) before tax .........................          367,201    (51,902,915)   (169,268,799) (233,163,914)    13,905,750
Provision for income tax .........................          (34,464)       (71,338)             --            --      2,395,888
                                                    ----------------------------------------------------------------------------
Net income (loss) ................................          332,737    (51,974,253)   (169,268,799) (233,163,914)    16,301,638
                                                    ============================================================================

Net income (loss) per ADS, basic .................             0.02          (2.73)          (6.78)        (7.74)          0.53
                                                    ----------------------------------------------------------------------------
Net income (loss) per ADS, diluted ...............             0.02          (2.73)          (6.78)        (7.74)          0.52
                                                    ----------------------------------------------------------------------------
Weighted average number of shares
   Outstanding, basic ............................    1,868,817,200  1,900,430,600   2,497,467,200 3,013,419,400  3,051,395,100
                                                    ============================================================================
Weighted average number of ADSs
   Outstanding, basic ............................       18,688,172     19,004,306      24,974,672    30,134,194     30,513,951
                                                    ============================================================================
Weighted average number of shares
   Outstanding, diluted ..........................    1,868,817,200  1,900,430,600   2,497,467,200 3,013,419,400  3,127,837,900
                                                    ============================================================================
Weighted average number of ADSs
   Outstanding, diluted ..........................       18,688,172     19,004,306      24,974,672    30,134,194     31,278,379
                                                    ============================================================================

*Share compensation cost
Cost of revenues - advertising, e-commerce
    and other services ...........................               --     (6,296,816)     (1,171,084)           --     (1,908,125)
Selling, general and administrative expenses .....               --    (34,346,268)     (7,437,230)     (204,423)    (1,522,369)
Research and development expenses ................               --     (4,770,315)     (5,231,246)   (2,153,335)      (376,364)
                                                    ----------------------------------------------------------------------------
                                                                 --    (45,413,399)    (13,839,560)   (2,357,758)     3,806,858
                                                    ============================================================================

Other Financial Data:
Capital expenditures .............................       (1,083,248)    (9,312,383)    (33,970,794)  (21,095,334)   (12,567,218)
Net cash provided by (used in):
   Operating activities ..........................        1,232,379    (15,687,474)   (124,653,301) (185,689,512)    26,798,362
   Investing activities ..........................       (1,083,248)    (9,312,383)    (53,037,513)  (67,263,076)    42,676,950
   Financing activities ..........................               --    142,600,415     904,853,021   (22,310,060)   (78,125,861)

                                                                2002
                                                                ----
                                                                 US$
Other, net .............................................         449,924
                                                          ----------------
Income (loss) before tax ...............................       1,679,439
Provision for income tax ...............................         289,358
                                                          ----------------
Net income (loss) ......................................       1,968,797
                                                          ================

Net income (loss) per ADS, basic .......................            0.06
                                                          ----------------
Net income (loss) per ADS, diluted .....................            0.06
                                                          ----------------
Weighted average number of shares
   Outstanding, basic ..................................   3,051,395,100
                                                          ================
Weighted average number of ADSs
   Outstanding, basic ..................................      30,513,951
                                                          ================
Weighted average number of shares
   Outstanding, diluted ................................   3,127,837,900
                                                          ================
Weighted average number of ADSs
   Outstanding, diluted ................................      31,278,379
                                                          ==============

*Share compensation cost
Cost of revenues - advertising, e-commerce
    and other services .................................        (230,450)
Selling, general and administrative expenses ...........        (183,861)
Research and development expenses ......................         (45,455)
                                                          --------------
                                                                 459,766
                                                          ==============

Other Financial Data:
Capital expenditures ...................................      (1,517,781)
Net cash provided by (used in):
   Operating activities ................................       3,236,517
   Investing activities ................................       5,154,221
   Financing activities ................................      (9,435,491)

                                                                           As of December 31,
                                                                           ------------------
                                                    1998         1999          2000           2001          2002          2002
                                                 ----------   ----------   -----------     ----------    ----------     ---------
                                                     RMB          RMB           RMB            RMB           RMB             US$
Balance Sheet Data:
Cash .........................................     199,538    117,800,096    708,561,012    479,608,534   560,069,711     67,641,269
Working capital (deficit) ....................    (345,804)   126,556,803    717,438,219    507,101,314   551,182,770     66,567,968
Property, equipment and software, net ........   1,171,483      9,508,437     35,362,091     36,356,088    26,379,182      3,185,892
Total assets .................................   2,388,242    143,728,182    921,095,550    674,793,068   619,678,196     74,840,362
Total current liabilities ....................   1,562,563      7,662,942    148,555,114    119,763,534    38,654,444      4,668,411
Total shareholders' equity ...................     825,679    136,065,240    772,540,436    555,029,534   581,023,752     70,171,951

_____________

     Note: Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2002, or at any other rate.

     Exchange Rate Information

          We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2002 at US$1.00:
RMB8.2800, which was the prevailing rate on December 31, 2002. The prevailing rate at June 20, 2003 was US$1.00: RMB8.2772. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 1998, 1999, 2000, 2001 and 2002.

                       ---------------------------------------------------
                             Year                Renminbi Average/(1)/
                       ---------------------------------------------------
                             1998                       8.2969
                       ---------------------------------------------------
                             1999                       8.2785
                       ---------------------------------------------------
                             2000                       8.2784
                       ---------------------------------------------------
                             2001                       8.2772
                       ---------------------------------------------------
                             2002                       8.2772
                       ---------------------------------------------------
_________________________________

(1) Determined by averaging the rates on the last business day of each month during the relevant period.

     The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

              -------------------------------------------------------------
                                                  Renminbi Average
                                                  ----------------
              -------------------------------------------------------------
                    Month Ended               High               Low
                    -----------               ----               ---
              -------------------------------------------------------------
                 December 31, 2002           8.2800             8.2771
              -------------------------------------------------------------
                 January 31, 2003            8.2800             8.2766
              -------------------------------------------------------------
                 February 28, 2003           8.2800             8.2768
              -------------------------------------------------------------
                  March 31, 2003             8.2776             8.2770
              -------------------------------------------------------------
                  April 30, 2003             8.2774             8.2769
              -------------------------------------------------------------
                   May 31, 2003              8.2771             8.2768
              -------------------------------------------------------------

     B.       Capitalization and Indebtedness

              Not Applicable.

     C.       Reasons for the Offer and Use of Proceeds

              Not Applicable.

         D.   Risk Factors

                          Risks Related to Our Company

Our business prospects are difficult to evaluate because we commenced our operations in 1997, changed our business focus in 1998 and introduced several new revenue sources in 2001.

     Our business was established in June 1997 as an Internet software developer. In mid-1998, our business focus changed to an Internet technology provider, and we commenced developing the NetEase Web sites. In July 1999, we commenced our e-commerce services, and in September 1999, we restructured our operations to place our Internet portal operations in Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase. In 2001, we began focusing on fee-based premium services and online entertainment services, including wireless value-added services, premium e-mail services, online games and other subscription-type products. In 2002, certain of these new services, in particular wireless value-added services and online games, enjoyed greater popularity (and generated greater profit) than our other fee-based premium services, but we cannot be certain whether this trend will continue. For a discussion of these and other services, please refer to Item 4.B. "Information on the Company--Business Overview--Our Products and Services."

     Because we have a limited operating history, when you evaluate our business and prospects you must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. In addition, our change of business focus from developing Web-based software products to developing and providing technological services to the NetEase Web sites and then to also providing e-commerce and other services makes it difficult to evaluate our future prospects. We cannot assure you that we will be able to increase or maintain our revenues from online advertising and e-commerce and other services.

We incurred significant losses in the past and may incur additional losses in the future.

     Although we had a net profit of US$2.0 million in 2002, we incurred significant net losses in 2001, 2000 and 1999 and had only minimal profit in 1998. Accordingly, as of December 31, 2002, we had an accumulated deficit of approximately US$52.9 million. The markets in which we operate are highly competitive, and given the relatively short period of time during which we have achieved profitability, we cannot be certain that we will be able to maintain or increase our profits. Moreover, as our business expands, we may incur additional expenses which would also adversely affect our profitability.

The market for the delivery of wireless value-added services is rapidly evolving, and our ability to generate revenues from our wireless value-added services could suffer if this market does not develop or we fail to address this market effectively.

     We must continue to adapt our strategy for wireless value-added services, which contributed the bulk of our fee-based premium services and online entertainment services revenue in 2002, to compete in the rapidly evolving wireless value-added services market. We currently offer products and services for users of short messaging services (SMS) and, beginning in 2003, for multi-media messaging services (MMS), both of which enable mobile phone users to communicate with each other and receive information on their phone screens. Competitors have introduced or developed, or are in the process of introducing or developing, competing wireless value-added services accessible through a variety of handheld devices. We cannot assure you that there will be demand for the wireless value-added services provided by us. In addition, there are numerous other technologies in varying stages of development, such as third generation cellular phone technology (3G), which could radically alter or eliminate the SMS and MMS markets. Accordingly, it is extremely difficult to predict which services will be successful in this market or the future size and growth of this market. In addition, given the limited history and rapidly evolving nature of this market, we cannot predict the price that wireless subscribers will be willing to pay for these services. If acceptance of our wireless value-added services is less than anticipated, our results from operations could be impacted.

Currently, we are dependent on our relationship with the two mobile phone companies in China for our wireless value-added services revenues and the alteration or termination of either or both of these relationships could adversely impact our business.

     Our wireless value-added services are conducted in conjunction with the two mobile phone companies in China, China Mobile and China Unicom. If our strategic relationship with either company is terminated or scaled-back, it may be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which could adversely affect our business. Our wireless value-added services are provided through a number of contracts with the provincial affiliates of China Mobile and with China Unicom, and each of these contracts is non-exclusive and of a limited term (generally six months or one year). These contracts may also be terminated in advance under certain circumstances. We cannot be certain that we will be able to renew these contracts as necessary or enter into new arrangements with these or other affiliates of China Mobile and China Unicom. We may also be compelled to amend our arrangements with these mobile phone carriers in ways which adversely affect our business.

We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, and any recurrence of SARS or another widespread public health problem could further adversely affect our business and results of operations.

     During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the Chinese government's closure of Internet cafes in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafes. A renewed outbreak of SARS or another widespread public health problem in China where virtually all of our revenue is derived and in Beijing, Shanghai and Guangzhou where most of our employees are located could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things:

     . quarantines or closures of some of our offices which would severely disrupt our operations,

     .    the sickness or death of our key officers and employees,

     . closure of Internet cafes and other public areas where people access the Internet, and

     .    a general slowdown in the Chinese economy.

     Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We will continue to monitor the impact of SARS on our business.

E-commerce and other services have become the significant part of our revenue, but continued growth in the popularity of these services and customers' willingness and ability to pay for them is uncertain.

     Our revenue growth depends on the increasing acceptance and use of our e-commerce services, fee-based premium services, wireless value-added services and online entertainment services. We have, however, only limited experience in offering these services and cannot be certain that they will generate sustainable revenue. Further, these services may never become widely accepted for various reasons, many of which are beyond our control, including:

     . inexperience with these technologies, some of which are largely new to China, and customers' willingness to pay for online services;

     . rapid changes in technology and customer tastes which could adversely impact the popularity of our services, such as our fee-based wireless value-added services and online games; and

     . concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet.

     Further, online payment systems in China are not as widely available or acceptable to consumers in China as in the United States and elsewhere. Although major Chinese banks have instituted online payment systems, these systems are still at an early stage. In addition, a limited number of consumers in China have credit cards or debit cards. The perceived lack of secure online payment systems may limit the number of e-commerce transactions that we can service. If online payment services do not develop, our ability to grow our e-commerce business would be limited.

     In connection with the introduction of our first online game, "Westward Journey Online," at the end of 2001, we introduced a prepaid debit point card which we believe has facilitated the usability and growth of all of our online game services. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for online services, such as playing time for online games. We cannot be certain, however, that Internet users in China will be willing to adopt this payment method on a wide-spread and consistent basis or that it will be immune to the security and other concerns which have thus far contributed to the relatively low level of e-commerce activity in China. If the Internet does not become more widely accepted as a medium for e-commerce and our other fee-based services, our ability to generate increased revenue will be negatively affected.

If we fail to develop and introduce new fee-based services timely and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer.

     We operate in a highly competitive, quickly changing environment, and our future success depends not only on the popularity of our existing fee-based services but also on our ability to develop and introduce new fee-based services that our customers and users choose to buy. If we are unsuccessful at developing and introducing new fee-based services that are appealing to users with acceptable prices and terms, our business and operating results would be negatively impacted because we would not be able to compete effectively and our ability to generate revenues would suffer. The development of new services can be very difficult and requires high levels of innovation. The development process can also be lengthy and costly, in particular for developing new online games. If we fail to anticipate our users' needs and technological trends accurately or are otherwise unable to complete the development of services in a timely fashion, we will be unable to introduce new services into the market to successfully compete.

     The demand for new services is difficult to forecast, in part due to the relative immaturity of the market for our fee-based services in China and relatively short life cycles of Internet-based technologies. As we introduce and support additional services and as competition in the market for our services intensifies, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.

We depend on China Mobile and China Unicom to maintain accurate records concerning the fees paid by customers for wireless value-added services and our portion of those fees, and we have had to make estimates on occasion as to what revenues we should record in this regard. Any mistakes in this process could adversely affect our business.

     China Mobile and China Unicom pay us a portion of the fees they receive from their customers for the wireless value-added services we provide, and we are dependent on their ability to maintain accurate records of the services provided and concomitant fees paid. We do not collect fees from these operators in certain circumstances due to technical issues with their billing and transmission systems. The rate of these billing and transmission failures varies among the operators and also changes from month to month. Billing and transmission failures may result in a significant reduction in our wireless value-added services revenue.

     In addition, we have only limited means to independently verify the information provided to us in this regard, and our business could be adversely affected if these mobile phone companies miscalculate the net revenue from the services and our portion of that revenue. Further, we normally recognize revenue based on statements from the mobile phone companies, but in very limited circumstances, we may recognize revenue based on our own statistical records and after consultation with the mobile phone companies. Recognizing revenue based on such estimates could potentially require us to later make adjustments in our financial records when the mobile phone companies' statements and cash payments are received. Such estimates are never made in connection with the fiscal year-end accounts, such as those appearing in this document.

We expect that a portion of our future revenues will continue to come from our advertising services, but the online advertising market in China is still relatively new and subject to intense competition.

     Although we anticipate that the revenues generated by our fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising revenues as one of our primary revenue sources for the foreseeable future. Online advertising in China is still relatively new and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

     . the development of a large base of users possessing demographic characteristics attractive to advertisers;

         . the development of software that blocks Internet advertisements before they appear on a user's screen;

         .   downward pressure on online advertising prices; and

         .   the effectiveness of our advertising delivery and tracking system.

         In addition, China's entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by such companies, for example, as Yahoo! and American Online. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition for advertising spending in China.

         If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue will be negatively affected.

Our advertising revenues are subject to the overall state of the online advertising industry which is itself subject to general economic conditions.

         Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The demand for Internet advertising in China has been generally stabilizing in recent quarters but it still remains relatively soft as companies are reluctant to expand their marketing and advertising budgets or delay spending their budgeted resources. This has resulted in intense market competition which affected the general pricing in the Internet advertising market in China, and we have had to devote significant resources to maintain and enhance our revenue from advertising.

Because a portion of our revenue is derived from Internet advertising services, our future revenue could be materially and adversely affected if we cannot adapt successfully to new Internet advertising pricing models.

         It is difficult to predict which Internet advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to project our future online advertising rates and revenues. For example, in past periods, our obligations to advertisers typically included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. We have been largely successful in 2002 in moving to advertising contracts whose fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. We cannot predict whether advertisers will continue to agree to this form of advertising arrangement in the near-term or whether new pricing models will emerge which we can successfully adopt and implement. Our advertising services revenues could be materially and adversely affected if we are unable to adapt to new forms of Internet advertising or if we fail to adopt the most profitable form.

Our business and our reputation were materially harmed because we had to restate our financial statements.

         Our rapid growth has placed and continues to place a significant strain on our resources. In one particular instance in our history, we have not been able to manage our growth effectively. Specifically, in the second quarter of 2001, our board of directors through its audit committee initiated an investigation into whether the terms of certain contracts between our company and third party advertisers had been appropriately reflected in our financial statements. The audit committee subsequently determined by the end of the investigation that the terms and execution status of certain advertising contracts between our company and third party advertisers and the nature of certain barter transactions were such that revenue could not be recognized in fiscal year 2000.

         We have taken a number of steps to strengthen our controls and procedures to minimize the recurrence of this problem. We are also continuously working to bolster our management team to ensure that the controls and procedures are implemented in a consistent, effective manner. We believe that these improved controls and procedures have been effective, but it is possible that the same or new problems will arise as our business continues to expand. Further, as noted below, we cannot be certain that we will be able to employ and retain suitable senior managers to oversee the implementation of our controls and procedures in the future.

         If we make any mistakes in operating our business, our operating results may fluctuate and cause the price of our ADSs to decline.

The success of our business is dependent on our ability to retain our existing key employees and to add and retain new senior officers to our management.

         We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and middle level managers to our management team. We also depend on our ability to attract and retain highly skilled technical, editorial, marketing and customer service personnel in the future. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

In the past, we have not been able to accurately or comprehensively track the delivery of advertisements through the NetEase Web sites, which problem, if it recurs, may make us less attractive to our present and potential advertisers.

         We depend on third party proprietary and licensed advertisement serving technology, as well as software which we developed ourselves, to deliver and track all types of advertisements we offer to our advertising customers, such as banner ads, text links, logo displays and pop-up advertisements. Advertisement serving technology allows us to measure the demographics of our user base and the delivery of advertisements on the NetEase Web sites. This technology is still developing. It is important to advertisers that we accurately measure the demographics of the user base of the NetEase Web sites and the delivery of advertisements through the NetEase Web sites. To date, we believe that we have implemented this system successfully, but we cannot be certain that it will be effective as new forms of online advertising arise from time to time. Companies may choose not to advertise on the NetEase Web sites or may pay less for advertising if our advertisement serving system is not perceived to be reliable.

We believe we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years, which will result in adverse U.S. tax consequences to U.S. investors who held our shares or American Depositary Shares during any of those taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year.

         Based upon the nature of our income and assets, we believe we were a passive foreign investment company for U.S. federal income tax purposes for the 2000, 2001 and 2002 taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. The calculation of goodwill is based, in part, on the then market value of our American Depositary Shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our approach is reasonable, the relevant authorities in this area are unclear, so we cannot assure you that our belief that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years is accurate and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2003 taxable year. U.S. investors who owned our shares during any taxable year in which we were a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for the 2003 taxable year and any succeeding years, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to our U.S. investors who acquire our shares during the 2003 taxable year or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. Even if we were not a passive foreign investment company for the 2000, 2001 or 2002 taxable years and/or are not treated as a passive foreign investment company for the 2003 taxable year, we cannot assure you that we will not become a passive foreign investment company for any future taxable year. See Item 10.E. "Taxation--United States Federal Income Taxation--U.S. Holders--Passive Foreign Investment Company."

Our revenues fluctuate significantly and may adversely impact the trading price of our American Depositary Shares or any other securities which become publicly traded.

         Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

         . attract and retain users to the NetEase Web sites in the increasingly competitive Internet market in China;

         .   successfully implement our business strategies as planned; and

         . update and develop our Internet applications, services, technologies and infrastructure.

         Usage of our wireless value-added services and online games has typically increased around the Chinese New Year holiday and other traditional Chinese holidays. In contrast, advertising expenditures in China have historically been significantly lower during the first calendar quarter of the year due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets. Expenditures for our e-commerce services have also historically followed the seasonal trend for advertising. If our revenues decrease or expenses increase during these periods, we may not be able to offset our expenses with sufficient revenues.

         Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our American Depositary Shares or any other securities of ours which may become publicly traded to decline.

If Guangzhou NetEase, Guangyitong Advertising or Guangyitong Advertising's ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

         Because of current Chinese laws and restrictions, Guangzhou NetEase operates the NetEase Web sites and Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, an 80%-owned subsidiary of Guangzhou NetEase, operates the online advertising business pursuant to contractual arrangements with us. Guangzhou NetEase is 80% owned by our founder, Chief Architect and a director, William Lei Ding, and 20% owned by our former employee Bo Ding, William Lei Ding's brother. Bo Ding owns the remaining 20% of Guangyitong Advertising.

         The interests of the shareholders of Guangzhou NetEase may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase than of our company. In addition, Guangzhou NetEase, as an Internet content provider, and Guangyitong Advertising, as an advertising firm, may be subject to laws and regulations in China that are incompatible with the business strategies or operations of our company. Guangzhou NetEase, Guangyitong Advertising or Guangyitong Advertising's ultimate shareholders could violate our agreements with them by, among other things, failing to operate and maintain the NetEase Web sites or advertising business in an acceptable manner, failing to remit revenues to us on a timely basis or at all or diverting customers or business opportunities from our company to Guangzhou NetEase. A violation of these agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising or Guangyitong Advertising's ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and Guangyitong Advertising's ultimate shareholders do not detail the parties' rights and obligations, our remedies for a breach of these arrangements are limited.

         Our current relationship with Guangzhou NetEase, Guangyitong Advertising and Guangyitong Advertising's ultimate shareholders is based on a number of contracts. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising or Guangyitong Advertising's ultimate shareholders for breaching our agreements. In addition, we have limited experience in implementing these agreements. Because we rely significantly on Guangzhou NetEase and Guangyitong Advertising for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase Web sites.

Increased government regulation of the information industry in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

         The telecommunications industry, including Internet content provision (known as ICP) services, is highly regulated by the Chinese government, the main relevant government authority being the Ministry of Information Industry or MII. Prior to China's entry into the World Trade Organization, or the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China's entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors may now hold in the aggregate up to 49% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

         To operate the NetEase Web sites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase has successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau, or Guangdong Bureau, dated as of December 14, 2000. On February 15, 2001, the News Office of the Beijing Municipal People's Government approved Guangzhou NetEase's application in respect of its news displaying services on the NetEase Web sites. As for special approvals for other online services, Guangzhou NetEase has submitted applications for online dissemination of health- and drug-related information and Internet publishing. We believe that Guangzhou NetEase will also have to apply for approval of our online game activities with the Ministry of Culture by September 1, 2003 in accordance with recently adopted regulations.

         We rely exclusively on our contractual arrangements with Guangzhou NetEase and its approval to operate as an Internet content provider for our business operations. We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. We are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of Internet advertising fees and e-commerce related services fees as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Also, we may fail to obtain some or all the licenses, permits or clearances we may need in the future, including, for example, the requisite approvals for our online game business from the Ministry of Culture. In addition, we may have difficulties enforcing our rights under our agreements with Guangzhou NetEase and Guangyitong Advertising if either of these parties breaches any of our agreements with them because we do not have approval from appropriate Chinese authorities to provide Internet content services or Internet advertising services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Our business would be materially harmed if the Chinese government were to take any action against us for the content on the NetEase Web sites.

         The Chinese government has enacted regulations governing Internet access and distribution of news and other information over the Internet. In the past, the Chinese government has stopped the distribution of information over the Internet that it believed to be inappropriate. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws.

         If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

         .   levying fines;

         .   revoking our business license;

         . requiring us to restructure our corporate structure, operations or relationship with Guangzhou NetEase or Guangyitong Advertising; and

         . requiring us to discontinue any portion or all of our Internet business or our relationship with Guangzhou NetEase or Guangyitong Advertising.

         Any such action would have a material adverse effect on our business, financial condition and results of operations and on the holders of our ordinary shares and American Depositary Shares.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase and Guangyitong Advertising.

         Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase and Guangyitong Advertising, and we derive most of our revenues from these companies. A portion of our revenues under our contracts with these companies are based upon arbitrary amounts that have been agreed upon in advance. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently plan. In addition, Guangzhou NetEase and Guangyitong Advertising may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

Guangzhou NetEase and Guangyitong Advertising are controlled by our controlling shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

         Our majority shareholder, William Lei Ding, is also the controlling shareholder of Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of American Depositary Shares, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Unexpected network interruption caused by system failures may reduce visitor traffic and harm our reputation.

         Both the continual accessibility of the NetEase Web sites and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase Web sites to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce the NetEase Web sites' appeal to users and advertisers. As the number of NetEase Web pages and traffic increase, we cannot assure you that we will be able to scale our systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact our business.

Computer viruses may cause delays or interruptions on our systems and may reduce visitor traffic and harm our reputation.

         Computer viruses may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect the NetEase Web sites against the threat of such computer viruses and to alleviate any problems. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Computer hacking could damage our systems and reputation.

         Any compromise of security, such as computer hacking, could cause Internet usage to decline. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. In addition, we cannot assure you that any measures we take against computer hacking will be effective. A well publicized computer security breach could significantly damage our reputation and materially adversely affect our business.

If our exclusive providers of bandwidth and server custody service fail to provide these services, our business could be materially curtailed.

         We rely on affiliates of China Netcom and China Telecom to provide us with bandwidth and server custody service for Internet users to access the NetEase Web sites. If China Netcom, China Telecom or their affiliates fail to provide such services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

If our exclusive providers of bandwidth and server custody service increase their prices, our results of operations would suffer.

         NetEase Beijing and Guangzhou NetEase contract with affiliates of China Netcom and China Telecom for bandwidth and server custody services. Pursuant to our contractual arrangements with Guangzhou NetEase, we pay for bandwidth and server custody service costs incurred by Guangzhou NetEase. We have no control over the costs of the bandwidth and server custody services provided by China Netcom, China Telecom or their affiliates. China Netcom or China Telecom or both may increase the prices we pay for these services. If this happens, our operating costs may be higher than we anticipate and our results of operations would suffer.

If third party content providers fail to develop and maintain the content we need, the NetEase Web sites could lose viewers and advertisers.

         We rely on a number of third parties to create traffic and provide content in order to make the NetEase Web sites more attractive to advertisers and consumers. Third parties providing content to the NetEase Web sites include both commercial content providers with which we have contractual relationships and our registered community members who post articles and other content on the NetEase Web sites. If these third parties fail to develop and maintain high-quality content, the NetEase Web sites could lose viewers and advertisers. Most of our contractual arrangements with third party content providers are not exclusive and are short-term or may be terminated at the convenience of either party. There can be no assurance that our existing relationships with commercial content providers will result in sustained business partnerships, successful service offerings, traffic on the NetEase Web sites or revenues for us.

We may be held liable for information displayed on, retrieved from or linked to the NetEase Web sites.

         We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase Web sites. We are currently defending a number of defamation claims against NetEase Beijing and are involved in several intellectual property infringement claims or actions. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase Web sites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase Web sites. By providing technology for hypertext links to third-party Web sites, we may be held liable for copyright or trademark violations by those third party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

         .   unsolicited e-mails;

         .   lost or misplaced messages;

         .   illegal or fraudulent use of e-mail; or

         .   interruptions or delays in e-mail service.

         We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

We may be subject to product liability claims because of our e-commerce services.

         There is the potential for product liability, warranty, commodity fraud and similar claims against us by users who purchase goods and services through our e-commerce services. We do not carry insurance to cover these kinds of claims.

Information displayed on, retrieved from or linked to the NetEase Web sites may subject us to claims of violating Chinese laws.

         Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase Web sites could result in significant penalties, including a temporary or complete cessation of our business. Chinese government agencies have announced restrictions on the transmission of "state secrets" through the Internet. The term "state secrets" has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. The Ministry of National Security and the Ministry of Public

Security have authority to cause any local Internet service provider to block any Web site. These ministries have, in the past, stopped the online distribution of information that they believed to be socially destabilizing or politically improper. If the Chinese government takes any action to limit or eliminate the distribution of information through the NetEase Web sites, or to limit or regulate any current or future community functions available to users or otherwise block the NetEase Web sites, our business would be significantly harmed.

Privacy concerns may prevent us from selling demographically targeted advertising in the future which could make the NetEase Web sites less attractive to advertisers.

         We collect demographic data, such as geographic location, income level and occupation, from our registered users in order to better understand users and their needs. We provide this data to online advertisers, on an anonymous aggregate basis, without disclosing personal details such as name and home address, to enable them to target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from collecting this information or from selling demographically targeted advertising, the NetEase Web sites may be less attractive to advertisers.

Security and confidentiality concerns may impede our e-commerce and other services and our growth.

         A significant barrier to e-commerce and our other fee-based services has been public concern over security and privacy of confidential information transmitted over the Internet. If this concern is not adequately addressed, it may inhibit the growth of the Internet as a means of conducting commercial transactions. In addition, China's regulation of encryption technology is still evolving, and it is possible that such regulations may limit the methods of encryption that we can employ. If a well-publicized breach of Internet security were to occur, general Internet usage could decline, which could reduce traffic to the NetEase Web sites and impede our growth.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

         We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology.

         From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

         We are a holding company with no significant assets other than our equity interests in NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, our wholly owned subsidiary formed in 1999. As a result, our primary internal source of funds is dividend payments from NetEase Beijing. If NetEase Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict NetEase Beijing's ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

                    Risks Related to Doing Business in China

A slow-down in the Chinese economy may slow down our growth and profitability.

         The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may reoccur in the foreseeable future. The Chinese economy overall affects our profitability as expenditures for advertisements and e-commerce and other services may decrease due to slowing domestic demand.

Government regulation of the Internet may become more burdensome.

         Government regulation of the Internet industry is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our products and services over the Internet. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the NetEase Web sites. In addition to new laws and regulations, existing laws not currently applicable to the Internet industry may be applied to the Internet.

The uncertain legal environment in China could limit the legal protections available to you.

         The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Changes in China's political and economic policies could harm our business.

         The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

         .   economic structure;

         .   level of government involvement in the economy;

         .   level of development;

         .   level of capital reinvestment;

         .   control of foreign exchange;

         .   inflation rates;

         .   methods of allocating resources; and

         .   balance of payments position.

         As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Fluctuation in the exchange rate between the U.S. dollar and the Renminbi could adversely affect the value of our ADSs and any cash dividend declared on them.

         Fluctuations in the currency exchange rate between the U.S. dollar and the Renminbi could adversely affect the U.S. dollar value of our ADSs. Because holders of our ADSs may elect to receive cash dividends, if any, in U.S. dollars, fluctuations in the exchange rate could also affect the value of any cash dividend declared in Renminbi and paid in U.S. dollars. In addition, because our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely impacted by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

         Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

                 Risks Related to the Internet Industry in China

Underdeveloped telecommunications infrastructure may limit the growth of the Internet market in China.

         The telecommunications infrastructure in China is not well developed. Although private sector Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, which is owned in part by each of China Telecom and China Netcom, under the administrative control and regulatory supervision of China's Ministry of Information Industry. In addition, the government's interconnecting national networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The limited use of personal computers in China limits our pool of potential customers and restricts the growth of our business.

         The Internet penetration rate in China is, and is expected to continue to be, lower than that in the United States and other developed countries. Alternate methods of obtaining access to the Internet, such as through mobile phones, cable television modems or set-top boxes for televisions, are not widely available in China at present. There can be no assurance that the number or penetration rate of personal computers in China will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in China. If significant numbers of Chinese consumers are unable to access the Internet, our ability to grow our business would be impeded.

There has been a steady decrease in the rate of the growth of Internet users in China which could limit the overall size of our market and adversely affect our revenues.

         While the number of Internet users in China has been growing since its introduction and continues to grow currently, we believe that the rate of this growth has slowed in recent years. We cannot predict whether this trend will continue at its current pace or at all, and the factors which will affect future growth in the Internet industry in China, as described elsewhere in these Risk Factors, are largely beyond our control. If this trend does continue, our potential market may not be as large as we had expected, and there will be even greater competition for Internet users in China. In that case, our ability to generate revenues from advertising, e-commerce and other services could be adversely affected.

The relatively high cost of accessing the Internet in China limits our potential customer base and restricts the growth of our business.

         Our growth is limited by the relatively high cost to Chinese consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in China. If the costs required to access the Internet do not significantly decrease, most of China's population will not be able to afford to use our services. The failure of a significant number of additional Chinese consumers to obtain affordable access to the Internet would make it difficult to grow our business.

We may be unable to compete successfully against new entrants and established industry competitors.

         The Chinese market for Internet content and services is intensely competitive and rapidly changing. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. Many companies offer competitive products or services including Chinese language-based Web search, retrieval and navigation services, wireless value-added services, online games and extensive Chinese language content, informational and community features and e-mail. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to 49% of the total equity ownership in any value-added telecommunications business, including an Internet business, in China. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

         Currently, our competition comes from Chinese language-based Internet portal companies as well as U.S.-based portal companies. Some of our current and potential competitors are much larger and better capitalized than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase Web sites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, Web site operators and providers of Web browser software that incorporate search and retrieval features. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

         Because many of our existing competitors as well as a number of potential competitors have longer operating histories in the Internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have, we cannot assure you that we will be able to compete successfully against our current or future competitors. Any increased competition could reduce page views, make it difficult for us to attract and retain users, reduce or eliminate our market share, lower our profit margins and reduce our revenues.

Item 4.       Information on the Company

         A.   History and Development of the Company

         Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase Web sites. In July 1999, we began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type products. Our focus on these services continued throughout 2002.

         In connection with the restructuring of our operations which is discussed below in Item 7.B. "Major Shareholders and Related Party Transactions--Related Party Transactions," NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and it operates under the Cayman Islands Companies Law (2003 Revision). Our principal place of business was 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China until January 13, 2003 when we moved to Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng

District, Beijing, People's Republic of China. Our telephone number is (86-10) 8518-0163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

         In July 2000, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed those securities on the Nasdaq National Market.

         Our principal capital expenditures for 2002 consisted of computer equipment as well as software for a total of approximately RMB12.6 million (US$1.5 million). Our principal capital expenditures for 2000 and 2001 also consisted of computer equipment as well as software for a total of RMB34.0 million (US$4.1 million) and RMB21.1 million (US$2.5 million), respectively.

         We have spent approximately RMB4.3 million (US$0.5 million) from January 1, 2003 until March 31, 2003, principally for purchases of additional computer equipment in order to accommodate the expected increase in traffic on the NetEase Web sites and our online game servers. Our capital expenditure plans for the remainder of 2003 have not yet been fixed, but we expect to spend an additional approximately RMB16.4 million (US$2.0 million), primarily for further purchases of additional computer equipment in order to accommodate the expected increase in traffic on the NetEase Web sites and our online game servers. Capital expenditures in 2003 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

         B.  Business Overview

         We are an Internet technology company supporting a leading interactive online and wireless community in China. Our innovative communities and personalized premium services, which allow users to interact with other community members, have established a large and stable user base for our Internet portal business, and more recently, for our wireless value-added services and online games businesses.

         The Internet portal business, which is conducted through the NetEase Web sites, provides Internet users with Chinese language online services centered around content, community and e-commerce. In particular, the NetEase content channels offer users an extensive range of local, regional and international Chinese language content, Web-based communication services and sophisticated search capabilities and provide a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. Registered community members can personalize their online experience by publishing their own content and interacting with other users that have similar interests. Under the NetEase and 163.com brands, we provide various free services, including Chinese language-based e-mail, online chat rooms and discussion forums.

         In addition, the NetEase wireless value-added services offer users timely information (such as news and stock quotes), community interaction and games via wireless short-messaging, or SMS. Our online games provide community and entertainment via multi-player online role-playing games, in which users can simultaneously connect and interact on a massive scale.

         Guangzhou NetEase, which has received approval from the Telecommunications Office of Guangzhou City to engage in the Internet content provider business, operates and maintains the NetEase Web sites pursuant to contractual arrangements with us. Guangzhou NetEase also provides our wireless value-added services and online games.

         We believe that demand for our services is growing as the number of users of Internet portals, wireless value-added services and online games in China increases. Furthermore, the NetEase Web sites' market position as one of the leading destinations for such users offers our online advertisers, e-commerce vendors and other partners such as mobile phone operators, value-added service providers and online game operators a strong marketing platform and access to this large and growing market of Chinese online consumers. The monthly average daily page views of the NetEase Web sites for the month ended May 31, 2003 exceeded 280 million, and as of May 31, 2003, those sites had registered approximately 120 million registered accounts.

Our Business Strategy

         With our strong focus on the Chinese domestic market, we aim to have the NetEase Web sites become the leading online network in China. Key strategies for achieving our goal are to:

         Expand Our Fee-Based Value-Added Services. We believe that Chinese Internet users have started to understand the benefits of fee-based value-added services. Accordingly, we have introduced a wide variety of such services, including wireless value-added services, online games and premium e-mail, many of which are targeted at the large portion of our registered user base which is under the age of 25. We believe that our concerted effort to capture a portion of this market as it first emerges, combined with our strong background in developing Internet technologies, will enable us to offer services which are valued by our users and establish our company as a reliable, secure and innovative online value-added service provider in the minds of China's Internet users. Moreover, we intend to continuously refine and improve these services, while at the same time looking for additional market opportunities and developing new services to address them. We will also strive to quickly familiarize the large user base of the NetEase Web sites with each of these services as they are introduced through outdoor advertising, notices on the NetEase Web sites and other promotional activities and thereby attempt to achieve a critical mass of users which we hope will create significant economies of scale.

         Continue to Develop User-Friendly Internet Applications, Services and Technologies for the Chinese Market. We intend to continue our focus on developing user-friendly technologies for the Internet industry in China. We will adapt and modify existing technologies for Chinese language-based Internet applications as well as develop our own proprietary Chinese language Internet applications, such as our online games. We plan to continue to enhance our platforms with user-friendly interfaces and with easy to understand user instructions. While the market in China is not yet mature enough to allow the widespread adoption of broadband Internet services and next generation wireless technologies, we continue to explore ways in which we can utilize these technologies to increase the number of our users. We employed approximately 220 technology and product development professionals as of May 31, 2003.

         Enrich, Expand and Personalize NetEase Content. The NetEase Web sites contain content from approximately 100 local and international content providers, including Xinhua News Agency, Chinanews.com, Beijing Daily, Nanfang Weekend, Yangcheng Night Newspaper, Guangzhou Daily, China Daily, People's Daily, China Youth Daily, and Reuters. To expand our channel offerings, we are working with vertical portal developers and purchasing or licensing existing content from traditional media providers. We intend to continue to offer content that will be more tailored for and relevant to our users' daily lives. We believe this will:

         . further differentiate the NetEase Web sites from competing Web sites and enhance our competitive position;

         . provide users with a more customized, comprehensive and satisfying Internet experience; and

         . increase the number of visits to the NetEase Web sites and the length of time each user stays on those sites.

         Expand the Number of Our Registered Users and Registered Community Members. We believe that a Web site must maintain a critical mass of users in order to generate online advertising, e-commerce and fee-based services revenues. Therefore, we strive to keep the NetEase Web sites in their position as one of the top three Web sites in China in order to achieve our goal of converting our registered users into paying customers. To expand the number of registered community members, we plan to enhance the quality of our community services and introduce new applications, services and technology for our online community that will make the Internet in China an increasingly important medium for exchanging ideas. We plan to leverage our technology and Web-based products to increase the NetEase community.

         Expand Our E-commerce Services. We believe that a growing number of consumers in China will look to the Internet as an alternative source of commerce in the future. We have established an online shopping mall with 13 merchants as of May 31, 2003. We will build upon this experience and our registered users and registered community members to actively develop and pursue e-commerce opportunities. We intend to continue partnering with e-commerce merchants by leveraging our user profile information, which allows them to market products to specific demographic groups, and using our registered user database to develop direct marketing opportunities.

         Expand the Base of Online Advertisers on Our Network. Online advertisers on the NetEase Web sites have traditionally consisted primarily of merchants from the information technology and telecommunications industries as well as an increasing number of advertisers from "traditional" industries such as consumer products and media. However, in recent quarters, advertisers in a broader range of industries have begun to advertise online, and we intend to encourage this trend by attracting premier online advertisers through promoting our brand name and providing attractive solutions to online advertisers. We will continue to promote the Internet as an alternative method for advertisers to reach end users through integrated marketing campaigns using banner advertising, direct e-mail, interactive media-rich Web sites, special events, games and contests and other formats and techniques. In addition, we intend to continue to use third party advertising networks to increase the NetEase online advertiser base and improve our ability to collect and correlate information regarding our users and their habits, interests and related items to the extent permitted by law.

Our Products and Services

The NetEase Web Sites

         The Internet portal business, which is conducted through the NetEase Web sites, offers Chinese Internet users a network of Chinese language-based online content channels, community products, e-commerce services and other Web-based applications and services to enhance their Internet experience. The NetEase Web sites offer content channels, a full text Chinese language search engine, a Web directory, e-mail, Web hosting, electronic greeting cards, dating services and community tools. We also provide e-commerce services that allow vendors to sell their products online through our online shopping mall. Our content, community and e-commerce services are all designed with user friendly interfaces and easy to understand instructions.

   Our Members

         The NetEase Web sites have registered and unregistered users. Any user may visit the NetEase Web sites without registering. Only registered users can use our personalized services such as our free e-mail system and instant messaging, our fee-based premium services such as our premium e-mail and dating services. The NetEase users provide us with valuable demographic and preference information that will allow us to target audiences with relevant online advertising.

   Our Content

         The NetEase Web sites' homepage provides a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. The NetEase Web sites aggregate, organize and deliver information to meet the needs of Internet users in China. Our media channels provide users with an efficient and easy way to explore and utilize a wealth of information and content organized around a variety of topics. Our content distribution platform enables the NetEase Web sites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own content for the NetEase Web sites, but rather obtain content from our content partners.

         We believe that our broad and relevant content offering increases the number of visits and the amount of time our users spend on the NetEase Web sites. We adopt a significant amount of user-generated content from the community forums on the NetEase Web sites. We believe that this user-generated content is highly effective in maintaining user interest and ensuring repeat visits to the NetEase Web sites.

         The NetEase Web sites currently include 18 media channels in the following categories:

         .  News           .   Jobs and careers     .    Information technology

         .  Sports         .   Culture              .    Education

         .  Games          .   Female               .    Travel

         .  Finance        .   Entertainment        .    Mobile phone

         .  Real estate    .   Automobiles          .    Guangdong Local

         .  Health         .   Lifestyle            .    Shanghai Local

         The NetEase Web sites also include several specialty content channels such as Astrology, Jokes, Flash Cartoons and mini-sites for Movies and Concerts which provide even more variety of content to our users.

   Our Community

         The NetEase Web sites have established a large online community member base as a result of our leading online community technology. We launched what we believe to be one of the first online communities in China in December 1998. Users can register with us online to interact with other registered community members. We believe that as users become more involved with our online community, they will return to the NetEase Web sites frequently.

         NetEase users can interact through a variety of community products and services. We offer many products and services free of charge. They include:

         . E-mail. Our technology and services provide registered users with a free Web-based e-mail service which supports both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes the convenience of an address book to maintain user contact lists online, and by paying a fee, users can upgrade this service and receive anti-virus and anti-spam protections and extra memory storage. We also offer a separate fee-based premium e-mail service which is described below.

         . Online Community. We offer NetEase registered community members over 2,000 community forums where they can post messages and articles for viewing by other registered community members and other users. Due to regulatory issues, we no longer allow users to create their own forums in addition to the ones we offer. The NetEase online communities are hosted by volunteers, who are chosen by us based on their contributions to the communities. The NetEase community volunteers monitor our community forums and select appropriate articles for posting. In addition, they monitor the personal homepages hosted by the NetEase Web sites.

         . Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues.

         . Chat. Our chat services allow NetEase registered users to interact in real-time groups or one-on-one discussions. Unlike hyper text markup language, or HTML, our Java-based chat technology allows users to participate in chats without downloading chat software. The NetEase chat rooms are arranged around topics of interest including, among others, relationships and dating, campus life and technology. Registered users can also create their own personal chat rooms.

         . Voting System. We conduct numerous polls on various social, cultural and other topics to provide our registered users with the opportunity to express their views and also to learn about the opinions of other Internet users.

         We also offer these additional fee-based services:

         . Premium E-mail Service. In November 2001, we began offering value-added e-mail services for both individuals, known as VIP, and corporations which provide subscribers with the latest anti-virus and anti-spam filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of May 31, 2003, we had more than 190,000 VIP e-mail subscribers. In response to limited market interest, we discontinued our premium corporate e-mail activities in October 2002.

         . Web Page Hosting. In March 2001, we introduced a fee-based premium Web page hosting service which allows subscribers to create and maintain personal homepages. This service was re-launched in March 2002 with enhanced features and, thereafter, renamed "Personal Space." The NetEase personal homepages create a Web-based community for Internet users to express themselves, to share ideas, interests and expertise, and to publish personal content accessible by other users with common interests. While we believe most of the NetEase personal homepages are of interest to a small circle of friends and families, there is a core group of users who create homepages with content having broader appeal. Traffic comes from both inside our network of Web sites and from non-registered users visiting from outside. Non-registered users typically find registered users' personal homepages through search engines. With this fee-based premium service, individual users are able to choose from service packages available at different rates to improve the overall quality of their personal homepages.

              Until December 2001, we also offered free computer storage space for personal homepages. We have allowed free personal homepages which were established before that date to remain in existence, though we actively encourage those users to transition their homepages to our premium service. Our premium Web page hosting service provides a more reliable platform as well as improved customer service in comparison to our prior free service. Users of our premium Web page hosting service also benefit from greater storage space, a more secure and faster server, and 24-hour customer support. As of May 31, 2003, we had approximately 27,000 personal homepages which were established under our non-fee based service and more than 74,000 personal homepages which were established under our premium service.

         . Love. Love is an online friend-finder, and we believe it is one of the largest in China with more than 7 million registered members and more than 200,000 paid subscribers. With this service, registered users post their own profiles for periods of two years or more, including photos, background, interests and contact details, and interested parties contact them directly. Our "V member" service provides enhanced features such as complete member profile access and search capability, customizable personal homepage design, front-page photo postings and publishing of detailed friend-find requirements.

         . Dating. A portion of the NetEase Web sites serves as a dedicated dating center where subscribers can make new friends and find someone to go out on dates or do other social activities, such as hiking, sports, games and movies. With this service, registered users post their dating announcements, along with their background and other information, and interested parties can either search online or contact our company through our SMS service to obtain more details about the user. We will then send an SMS message to the user to confirm that they want to have a date with the interested party. We charge a fee for each posting by a male user, but female users may post messages for free. During May 2003, the dating service attracted more than 200,000 new registered users.

         . Premium Electronic Greeting Cards. We believe that we were the first Internet company to offer Chinese Internet users free online greeting cards in Chinese. Subsequently, we began offering premium fee-based electronic greeting cards with enhanced features and no advertisements in March 2002, and we ceased offering free electronic greeting cards. Our greeting cards have different designs for various occasions, including New Year's Day, Chinese New Year, Christmas, birthdays, Valentine's Day, and other celebrations. We make new designs available on a regular basis. Users pay a monthly membership fee for this service of RMB10 which entitles them to send an unlimited number of cards per month. As of May 31, 2003, we had over 125,000 electronic greeting card subscribers.

   Our E-commerce Services

         We believe e-commerce will become a rapidly growing sub-sector of China's Internet market, despite the fact that there are a number of obstacles that need to be overcome. These obstacles include a low credit card penetration rate, perceived lack of secure online payment systems and the lack of reliable and efficient product distribution networks. However, we believe that these obstacles will be overcome in time, and that e-commerce will generate significant revenues in the future. For example, as discussed below in "Online Games," we introduced a prepaid debit point card in connection with the introduction of our first massively multi-player online game, which we expect will facilitate the usability and growth of all of our fee-based premium services.

     Our e-commerce services focus on partnering with quality vendors to provide the convenience of online shopping to users. Currently, those vendors support their own e-commerce platforms which appear on the NetEase online shopping mall Web site that we maintain. Previously, we also helped those vendors with their e-commerce platforms. As of May 31, 2003, the mall hosted 13 vendors.

     Our co-branded auction and trading Web site with EachNet terminated in July 2002. Subsequently, we offered free auction services on the NetEase Web sites but discontinued those services in June 2003.

   Web Directory, Web Search and Classified Ads

     The NetEase Web sites also provide a Web directory, Web search and classified ad services. Our Web directory is based on an open architecture system with over 3,000 volunteer editors working to build a categorized directory of Chinese Web sites. Our Web search is now powered by Baidu, a local Chinese search technology provider. We currently sell classified advertisements and key words exclusively through various local agents throughout China.

Wireless Value-added Services

     SMS. In conjunction with China Mobile, in January 2001, we began offering value-added services through short messaging services (SMS) to allow users to send and receive messages from the Internet. Subsequently, we entered into a similar arrangement with China Unicom. We charge a fee for these services which are added onto the user's China Mobile or China Unicom bill and subsequently collected from the user and paid to us by the applicable wireless operator. These new services have experienced strong growth since their launch. At December 31, 2002, we had more than 17 million registered accounts and sent more than 1.6 billion short messages for the year. We expect that the usage of this service will continue to increase in the near term as the popularity of SMS increases but that there will be a transition to next generation technologies such as multi-media messaging services as they become more widely available, as discussed in next subsection below.

     We offer over 200 different SMS products and subscription packages, which allow users, for example, to receive news and information such as stock quotes and e-mails, download ring tones and logos for their mobile phones and participate in matchmaking communities and interactive games. We utilize content from our Internet portal (both user-generated and from our content partners) with our applications developed in-house to offer this wide variety of products and services. Our products and services can be generally classified into four main categories, namely, news and information subscription, community, Internet-related products and services and multi-media downloading:

News and Information                                                                            Multi-Media
    Subscription                     Community                    Internet-related              Downloading
    ------------                     ---------                    ----------------              -----------
..    Current news               .    Matchmaking              .    E-mail notification       .    Ring tones

..    Financial news             .    SMS girlfriend           .    E-card notification       .    Logos

..    Sports news                .    SMS pet                  .    Instant messaging         .    Screensavers

..    TV guide              .    Educational products

..    Weather forecast      .    Games & quizzes


     WAP and Other Emerging Mobile Phone Technologies. We are also focusing on developing products and services that can be utilized in emerging mobile phone technologies. For example, beginning in late 2002, Guangzhou NetEase derived wireless value-added services revenue under separate cooperative arrangements with China Mobile and China Unicom by providing wireless application protocol (known as WAP) services to mobile users with phones using the GPRS (General Packet Radio Service) and CDMA1X technology standards. More recently, in April 2003, we started to derive revenue from activities related to multi-media messaging services (known as MMS) under a cooperative agreement with China Mobile. We expect that our revenue derived from new services we develop that are compatible with these and other new mobile phone technologies will represent a larger portion of our wireless value-added services revenue in the future as these new technologies becomes more widely available.

Online Games

     Massively Multi-player Online Role-Playing Games. In 2001, we began offering massively multi-player online role-playing games. As part of this initiative, we acquired technology assets from Guangzhou Tianxia Technology Co. Ltd., a China-based game software developer which we believe was the first company to introduce a domestically developed massively multi-player online role-playing game to the China market. We launched our first massively multi-player online role-playing game, "Westward Journey Online," in December 2001. In connection with the introduction of this game, we introduced a prepaid debit point card which has facilitated the usability and growth of our online game services and, to a lesser extent, of our other fee-based value-added services. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for our online services, such as playing time for online games. Subsequently, we launched "Westward Journey Online Version 2.0" and a massively multi-player online role-playing game licensed from a Korean company, "PristonTale," in August 2002. For the month of March 31, 2003, our online games had an average of 85,000 concurrent users and a total of 890,000 unique users.

Partnerships and Strategic Alliances

     We have entered into partnerships and strategic alliances with companies that complement our products and services in a number of areas.

   Content Partnerships and Alliances

     With our content partnerships, our users have access to a broad offering of Chinese language content through the NetEase Web sites and our wireless value-added services. Our content partners display their content on one or more of the NetEase Web sites and media channels free of charge or in exchange for a share of revenue, a licensing fee, online advertising, access to original content produced by the NetEase community or a combination of these arrangements. We distribute this content through our content distribution system to Guangzhou NetEase, which determines the appropriate content to publish on the NetEase Web sites and to distribute to users of our wireless value-added services. Our content alliances are generally non-exclusive.

   Payment Solutions

     We have partnered with several domestic companies to facilitate e-commerce transactions, including China Merchants Bank, Capinfo (formerly China Information Highway Corporation), iPayment and ChinaPay. Through these partnerships, we can provide secure and reliable online payment solutions.

   The News Corporation

     In connection with the issuance of our Series B preference shares, we entered into an agreement with News Digital Ventures, an affiliate of The News Corporation Limited, which provided for cooperation between us and The News Corporation. As part of the consideration for the issuance of our Series B preference shares, The News Corporation and its affiliates have agreed to provide us with on-air advertising and promotional inventory with a value of US$5 million on The News Corporation's media properties, including Channel [V], ESPN Star Sports, Phoenix TV and STAR TV. As of May 31, 2003, we had used US$3 million of the inventory and agreed to use the remaining inventory by March 28, 2004. In addition, The News Corporation and its affiliates have agreed to spend US$5 million on online advertising on the NetEase Web sites. As of May 31, 2003, The News Corporation had used approximately US$1 million of this advertising inventory and agreed to use the remaining amount by March 28, 2004. All other aspects of our strategic cooperation agreement with The News Corporation terminated in March 2003.

Sales and Marketing

   Sales Organization

     We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we established an advertising sales force in May 1999.

     Guangyitong Advertising sells banner advertisements on the NetEase Web sites, including animated and interactive banner advertisements, button advertisements, sponsorships, text links as well as advertising on our electronic newsletters. In addition, we have been appointed by Guangzhou NetEase to solicit advertising customers outside of China for the NetEase Web sites. Together with Guangyitong Advertising, we had 49 advertising sales professionals located in Beijing, Shanghai and Guangzhou as of May 31, 2003. In addition, online advertising on the NetEase Web sites is also sold through online advertising sales networks and advertising agencies. We believe that our focus on widely-used services that are designed to appeal to a broad base of Internet users attracts a variety of blue chip advertisers, ranging from technology products to consumer brands (including increasingly Chinese companies). We intend to continue to attract online advertisers by promoting the NetEase brand name to potential advertisers. We also engage in providing cooperative promotional advertising solutions in which we act as the official sponsor or co-sponsor of special events or online content, such as Web sites that feature movies or television series, athletic events, music awards, charity concerts and industry exhibitions.

     Furthermore, we perform analyses of our registered users' habits and preferences on a frequent basis and have used that information to tailor our advertising services. For example, we can deliver advertisements via electronic greeting cards to users who fit within certain criteria based on their user profile. By developing user profiles and user behavior analyses, we intend to increase our ability to target specific user groups and thereby identify users who are attractive to online advertisers.

   Marketing

     We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. In an effort to control our costs, we reduced the financial and other resources devoted to our marketing and branding efforts in 2001. However, we continue to build brand awareness through proactive public relations and traditional and online advertising, and during 2002, we conducted an increasing number of traditional marketing events promoting specific products and services, such as wireless value-added services, online games and other fee-based premium services. We plan to continue investing in various forms of marketing to further build awareness of our brand.

Research and Development

     We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology in order to produce user-friendly Internet applications, services and technologies for the Chinese market.

     We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies in conjunction with our own proprietary software. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. Two areas of particular focus are the development of our proprietary online games and our wireless value-added services.

Infrastructure and Technology

     Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase Web sites are made available primarily through network servers co-located in the facilities of China Netcom's Beijing affiliate (this was an affiliate of China Telecom until its reorganization) and China Telecom's Changzhou affiliate. As of May 31, 2003, there were 1,056 such co-located servers, operating with Web server software from Apache and Netscape. We lease dedicated lines with 900 megabits per second capacity from China Netcom's Beijing affiliate as well as shared lines from China Telecom's Changzhou affiliate.

     We license and optimize StoryServer from Vignette Corporation to provide efficient and responsive management of the content on www.163.com, the main homepage of the NetEase Web sites. We also license NetGravity's advertisement serving technology to provide internal advertising inventory management, and we have developed our own advertisement tracking system.

     Our Web directory is based on an open architecture system with over 3,000 volunteer editors. We use Oracle's database systems to manage our registered user database. NetEase has established a comprehensive user profile system, and we analyze user information on a weekly basis. We also deploy a single sign-on system that allows users to access all services within the NetEase Web sites. We intend to continue to use a combination of internally developed software products as well as third party products to enhance our Internet media services in the future.

Seasonality

     Historically, advertising and e-commerce revenues followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets and the fourth quarter as the strongest. Although we have only limited historical data, usage of our wireless value-added services and online games has typically increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays. Our holiday-related electronic greeting cards have been especially popular during those periods.

Competition

     A number of companies offer competitive products or services in China, our main operating market. These include Sina, Sohu, Tom.com, 263.net, Chinadotcom and 21cn.com.

     We also face competition from U.S.-based portals such as Yahoo! and Yahoo! Chinese which have translated some of their content from the English language to the Chinese language. We expect that China's entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from Web sites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

     Further, we face competition from other Web sites that offer online community products and from other e-commerce service providers servicing our market including Sina, Sohu, Tom.com and Tencent.com. Moreover, Sina, Sohu and Tom.com are major providers of wireless value-added services in the China market, and like our company, they also have partnership arrangements with both China Mobile and China Unicom, the two current mobile phone operators in China. Although the number of competitors for SMS services did not grow materially in 2002, there has been a recent consolidation in the industry, resulting in an overall strengthening of competition in 2003.

     We are also encountering competition from companies offering massively multi-player online role-playing games that target the China market, such as Shanda Networking, Softworld, Joypark and Waei International (with whom we had a strategic partnership until March 2002). Additionally, the producers of traditional video game consoles, such as Sony's Play Station 2 and Microsoft's Xbox, offer massively multi-player games to their users, although the consoles and games have not yet been released in China. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do.

     In the future, we expect to face increased competition from new Internet media companies that choose to target general, special interest and/or demographic markets (such as vertical portals). We may encounter indirect competition from providers of Web-based software and other Internet related products. We also compete with traditional forms of media for advertising-related revenue. Further, we compete with domestic and multi-national Internet solutions providers. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

     We believe the principal competitive factors in the Internet market in China are:

     .    brand recognition;

     .    user-friendliness;

     .    focus on Internet users in China;

     .    development of technology tailored for the Chinese Internet industry;

     . comprehensiveness, quality and responsiveness of products and services;

     .    availability of targeted content; and

     . personalized experience and online community applications, services and technologies.

Governmental Regulations

     The telecommunications industry, including computer information and Internet access services, is highly regulated by the Chinese government. Regulations issued or implemented by the State Council, the Ministry of Information Industry, or the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

     In March 1998, the National People's Congress approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Posts and Telecommunications.

     The MII, under the leadership of the State Council, is responsible for, among other things:

     . formulating and enforcing telecommunications industry policy, standards and regulations;

     . granting licenses to provide telecommunications and Internet access services;

     . formulating tariff and service charge policies for telecommunications and Internet access services;

     . supervising operations of telecommunications and Internet access service providers;

     .    maintaining fair and orderly market competition among operators; and

     . managing the day-to-day administration of the national telecommunications sector.

     In September 2000, China's State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with Internet content provider (ICP) services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

     In December 2001, in order to comply with China's commitments with respect to its entry into the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the Telecom FIE Rules, foreign investors may now hold an aggregate of no more than 49% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

     In addition to the regulations promulgated by the central Chinese government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, where our head office is located, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In September 2000, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial Web sites located within Beijing to conduct both a Web site name registration and a commercial Web site registration with the Beijing AIC. In March 2001, the Beijing AIC also promulgated the Online Advertising Tentative Administrative Measures requiring all ICPs within Beijing which provide online advertising services to obtain an advertising operating license. In addition, the Beijing AIC issued a circular requiring bulletin board services (BBS) providers to obtain approval from the Beijing AIC. Since these local rules or circulars promulgated by the Beijing AIC do not explicitly require a non-Beijing registered Internet company or a non-ICP company to comply with these rules or circulars and it is not clear under the rules that the NetEase Web sites are "located within Beijing," we believe that these local rules do not apply to Guangzhou NetEase and NetEase Beijing.

   Regulation of Internet Content Services; Publications

     Subsequent to the State Council's promulgation of the Telecom Regulations in September 2000, MII formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Information Service Administrative Measures, or the ICP Measures, the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Tentative Administrative Measures Concerning Internet Portals Carrying on the News Displaying Business, or the Internet News Measures. The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. In addition, the ICP Measures also provide that ICP operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP operator engaged in providing online bulletin board services is subject to a special approval and filing process with the relevant government telecommunications authorities. The Internet News Measures require that any ICP operator engaging in any news displaying services must obtain approval for those services from the appropriate government news department.

     The Ministry of Health and the State Drug Administration have also adopted regulations regarding the online dissemination of online health- or drug-related information. These regulations require that, among other things, medical, health and drug information must be scientific and accurate and the sources of the information must be identified. Web sites which have received approval to disseminate such information must also publish or reprint health policies, information on epidemics and major health-related incidents and other information in this area in accordance with law. Medical and drug-related advertisements published by such Web sites are also prohibited from exaggerating the efficacy or promoting the medical uses of the advertised products.

     In addition, the State News and Publication Bureau, or SNPB, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and SNPB jointly promulgated the Internet Publishing Tentative Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPB. The term "Internet publishing" is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

     Currently, the NetEase Web sites are operated by our affiliated company, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase. To operate the NetEase Web sites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase has successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau dated as of December 14, 2000. On February 15, 2001, the News Office of the Beijing Municipal People's Government approved Guangzhou NetEase's application in respect of its news displaying services on the NetEase Web sites. Our current ICP license also authorizes Guangzhou NetEase to provide bulletin board services. As for special approvals for other online services, Guangzhou NetEase has submitted applications for online dissemination of health- and drug-related information and Internet publishing.

     Under the relevant regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

     .    opposes the fundamental principles determined in China's Constitution;

     . compromises state security, divulges state secrets, subverts state power or damages national unity;

     .    harms the dignity or interests of the state;

     . incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

     . sabotages China's religious policy or propagates heretical teachings or feudal superstitions;

     . disseminates rumors, disturbs social order or disrupts social stability;

     . propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

     . insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

     . includes other content prohibited by laws or administrative regulations.

     Failure to comply with this content censorship requirement may result in the revocation of ICP licenses and the closing down of the concerned Web sites. To ensure compliance with this regulatory requirement, Guangzhou NetEase has taken all reasonable steps to avoid displaying any of the prohibited content on the NetEase Web sites.

   Regulation of Advertisements

     The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. While there are no nation-wide uniform laws or regulations in China specifically governing online advertising businesses, certain local government authorities, such as the Beijing AIC, have issued a number of regulations governing online advertising businesses. The SAIC has not expressly asserted or issued any regulatory documents stating that the Internet is considered an advertising medium under its rules, nor has the SAIC extended its jurisdiction to online advertisements. However, we cannot predict what stance the SAIC or any other Chinese governmental agencies may adopt in the future.

     Guangyitong Advertising holds an advertising operating license and operates our online advertising business on an exclusive basis. If the SAIC were to treat our current technological service to Guangyitong Advertising as being an online "Advertisement Publisher", we would need to apply to the local SAIC to amend our business license to authorize us to conduct an online advertising business in accordance with the Administrative Regulations on Advertising and the Detailed Implementing Rules thereof. We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval may result in penalties including:

     .    being banned from engaging in online advertising activities,

     .    confiscation of illegal earnings and

     .    fines.

     On the other hand, if an application were approved by the SAIC and we were deemed to be an online "Advertisement Publisher," we would be held responsible for examining relevant documents and verifying the content of advertisements we post online.

   Regulation of E-Commerce

     At present, there are no specific Chinese laws at the national level governing e-commerce or defining e-commerce activities, and no Chinese government authority has been designated to regulate e-commerce. There are existing regulations governing retail and auction businesses which require companies to obtain licenses in order to engage in these businesses. However, it is unclear whether these existing regulations will be applied to e-commerce. There is no assurance that the Chinese government will not, in the future, promulgate specific regulations governing e-commerce, designate a government agency to regulate e-commerce activities or apply existing retail and auction regulations to e-commerce activities, any of which events could restrict our business activities.

     In addition, at least one provincial government has adopted regulations in this area, and other provincial or local governmental agencies may do so in the future. Specifically, in December 2002, Guangdong Province promulgated the Electronic Transactions Regulations which require electronic transaction service providers to obtain governmental approval and regulate electronic signatures, records and contracts. It is not entirely clear whether these regulations apply to Guangzhou NetEase, and, accordingly, we have not sought any approvals under these regulations. However, our ability to operate our business may be adversely affected if the Guangdong provincial authorities determine that the regulations are applicable to Guangzhou NetEase. Further, the adoption of multiple e-commerce regulations by different provincial or local agencies could have a material adverse effect on our business, particularly if such regulations are inconsistent with each other.

   Regulation of Wireless Value-Added Services

     Similar to e-commerce activities, there are no specific Chinese laws at the national level governing wireless value-added services, such as our services related to SMS, and no Chinese government authority has been designated to regulate these services. At the moment, most, if not all, providers of SMS-related services have obtained ICP licenses such as the ICP license which our affiliate, Guangzhou NetEase, possesses. However, we cannot be certain that an ICP license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, and it is possible that new national legislation might be adopted to regulate such services.

     Moreover, one province has adopted regulations on a trial basis that require SMS providers to obtain licenses from or register with the local MII branch office before conducting SMS operations in that province. Due to the uncertainty surrounding the applicability of these regulations, we have not applied for such provincial license. If these regulations are determined to be applicable to our business and/or additional provincial or local regulations arise in this area, our business could be adversely affected, particularly if such regulations are inconsistent with each other or we cannot obtain the requisite approvals.

   Regulation of Online Games

     On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or Internet Culture Measures, which will come into effect on July 1, 2003. The Internet Culture Measures require Internet content providers which engage in "Internet Culture Activities" to submit an application for approval by the Ministry of Culture by September 1, 2003. The term "Internet Culture Activities" includes, among other things, acts of online dissemination of "Internet Cultural Products," such as audio-visual products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet Cultural Products. In addition, these regulations require a separate review of the content of any online games which are imported into China.

     We believe that our provision of online games will necessitate obtaining approval from the Ministry of Culture under the Internet Culture Measures and that any games which we import, such as PristonTale, will have to be reviewed. Because the Internet Culture Measures are so new and have yet to be implemented, we cannot be certain whether we can obtain such approvals or how long the application process will take. In addition, it has been reported that the SNPB will be adopting regulations affecting online games, and we cannot be certain when these regulations will become effective, what form they will take or how they will affect our business.

   Foreign Exchange Controls

     Our Chinese subsidiaries are subject to various foreign exchange controls which are discussed in Item 10 in this Form 20-F.

Intellectual Property and Proprietary Rights

     We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign all necessary documents to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

     While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Infringement or misappropriation of our intellectual property could materially harm our business. We own the intellectual property (other than the content) relating to the NetEase Web sites and the technology that enables on-line community, personalization and e-commerce services on those sites. We license content from various freelance providers and other content providers.

     We have full legal rights over and have registered the following domain names with Network Solutions, Inc.:

     .    www.netease.com;

     .    www.163.com;

     .    www.yeah.net;

     .    www.126.com; and

     .    www.nease.net.

     China's trademark law adopts a "first-to-file" system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for "well known" marks. Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China's Trademark Office, including marks incorporating the words "NetEase" and "Yeah" in English and for marks for "NetEase" as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our travel Web page, dating and friends matching services, chat services, online gaming and our search engine. Guangzhou NetEase has transferred all but two of those marks to us, and we will cause the remaining two marks to be transferred to us shortly. Guangzhou NetEase and NetEase Beijing also have applications pending for several other trademarks, and we will cause Guangzhou NetEase to transfer to us any of its newly registered trademarks. We may not be able to successfully defend or claim any legal rights in those trademarks that Guangzhou NetEase has registered but not yet transferred to us, and those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.

     We have also registered a number of trademarks in Hong Kong incorporating the words "NetEase" in English and the marks for "NetEase" as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed similar trademark applications in the United States.

     Many parties are actively developing and seeking patent protection for community, e-commerce and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

Legal Proceedings

     Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming our company, certain of our current and former officers and directors, and the underwriters of our initial public offering as defendants. In general, the complaints alleged, among other things, that (i) our initial public offering violated the U.S. securities laws because the financial statements accompanying the offering's registration statement misstated our revenue; and (ii) we committed securities fraud by materially misstating our revenue in our 2000 financial statements.

     The parties to this litigation entered into a definitive settlement agreement to settle all claims, which was approved and declared final by the District Court on May 16, 2003. The aggregate settlement amount, which was paid to those persons who purchased our American Depositary Shares during the period from July 3, 2000 to August 31, 2001, was US$4.35 million. This settlement has been reflect in our third quarter and full-year financial statements for 2002 as a one-time charge.

     C.    Organizational Structure

     The following table sets out the details of our subsidiaries:

                                                                  Country of       Ownership
     Name                                                       Incorporation      Interest
     ----                                                       -------------      --------
     NetEase Information Technology (Beijing) Co., Ltd.             China            100%
     NetEase Information Technology (Shanghai) Co., Ltd.            China            100%
     NetEase (U.S.) Inc.                                            U.S.             100%
     NetEase Interactive Entertainment Ltd.                    British Virgin        100%
                                                                   Islands

     NetEase Interactive Entertainment Limited also has a wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited.

     Beijing NetEase Interactive Network Technology Co., Ltd., an 80% owned subsidiary, remained dormant since its establishment and was dissolved on October 11, 2002. In addition, NetEase (U.S.) Inc. was dormant in 2002, and we expect that it will remain so in the near-term.

     D.    Property, Plant and Equipment

     Our principal executive offices are currently located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738. We lease our principal executive offices at an effective annual rent of approximately US$0.4 million (RMB2.9 million), including management fees, for 1,592 square meters under a lease that expires in May 2006. We also occupy 756 square meters under a lease in Shanghai that expires in December 2004. Guangzhou NetEase occupies a total of 2,200 square meters under leases that expire in February 2005 and February 2006, respectively. We also have a lease for an office in the United States located in Newark, California. This lease expires in October 2005, but we are negotiating with the landlord for an early termination of it. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

     We lease dedicated lines with a total capacity of approximately 900 megabits per second from China Netcom's Beijing affiliate under a contract expiring in September 2003. In addition, we lease shared lines from China Telecom's Changzhou affiliate under contracts expiring in June 2003, January 2004 and March 2004. Our bandwidth fees were approximately US$1.9 million for the year ended December 31, 2002 and approximately US$0.5 million for the first quarter of 2003.

Item 5.    Operating and Financial Review and Prospects

         The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

         NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of May 31, 2003, we had registered approximately 120 million accounts, and our average daily page views exceeded 280 million for the month ended May 31, 2003.

         In 2002, we continued to develop our various fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services for individual users and other subscription-type products. Our fee-based revenue accounted for approximately 85% of our total revenue for the year ended December 31, 2002. We believe that we will continue to rely on advertising revenue as one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by these fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenue.

         We achieved a net profit of RMB16.3 million (US$2.0 million) for the year ended December 31, 2002 and generated positive operating cash flows of RMB26.8 million (US$3.2 million) during the year. Our accumulated deficit was reduced from RMB454.1 million (US$54.9 million) as of December 31, 2001 to RMB437.8 million (US$52.9 million) as of December 31, 2002. These accumulated losses have been funded principally with proceeds from the issuance of our American Depositary Shares at our initial public offering, which was completed in July 2000, and our previous private share offerings.

Our Corporate Structure

         NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2002, we had four directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, NetEase (U.S.) Inc., or NetEase US, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive.

         NetEase Beijing and NetEase Shanghai were established in China on August 30, 1999 and May 14, 2000, respectively. NetEase US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002, and Guangzhou Interactive was established in China on October 15, 2002.

         Apart from the above-mentioned wholly owned subsidiaries, we also established a joint venture company in China, Beijing NetEase Interactive Network Technology Co., Ltd., or NetEase INT. NetEase INT was established on November 28, 2000 by our company and NetEase Beijing, which owned 80% and 20%, respectively, of the equity interest in NetEase INT. NetEase INT remained dormant since its establishment and was dissolved on October 11, 2002.

         As the exclusive Internet technology provider to Guangzhou NetEase Computer System Co. Ltd., or Guangzhou NetEase, we provide a variety of Internet applications, technologies and services to support Guangzhou NetEase's operation of the NetEase Web sites and our e-commerce related services.

         Guangzhou NetEase is a limited liability company organized under the laws of China and is controlled and owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase's 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination.

         We have entered into a series of contractual arrangements with Guangzhou NetEase and Guangyitong Advertising with respect to the operation of the NetEase Web sites and the provision of advertising services. Our services to Guangyitong Advertising constitute the majority of our advertising-related operations.

         NetEase US remained inactive during the year ended December 31, 2002.

Revenues

         Our total revenue increased from RMB28.3 million in 2001 to RMB232.6 million (US$28.1 million) in 2002. We generate our revenue from advertising services, ecommerce and other services, and software licensing and related integration projects. In mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase, a related party. Thereafter, we operated a co-branded auction Web site with EachNet which was ultimately terminated in July 2002, at which time we restarted our own online auction platform providing free auction services to our registered users until June 2003. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type products. Our focus on these services continued throughout 2002.

         Other than revenue from our related parties, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenue for 2000, 2001 and 2002.

     Advertising Services Revenue

         We derive all our advertising services revenue from fees we earn from Guangyitong Advertising, a related party, for services that we provide in connection with advertisements placed on the NetEase Web sites and advertising-related technical consulting services. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to Guangyitong Advertising and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenue of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenues.

     E-commerce and Other Services Revenue

         We currently derive all our e-commerce and other services revenue from fees earned pursuant to a series of agreements with Guangzhou NetEase, a related party, under which we provide Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase in exchange for a service fee. The service fee that we charge includes substantially all of the e-commerce and other services revenue recognized by Guangzhou NetEase, net of a 5.5% business tax and certain surcharges that apply to these revenues. Prior to 2001, we derived our e-commerce related services revenues from third parties as well as from Guangzhou NetEase.

         Guangzhou NetEase earns its e-commerce related services revenue from wireless value-added services, online games and other fee-based premium services.

     Wireless Value-Added Services

         Guangzhou NetEase receives wireless value-added services revenue which are currently predominantly derived from activities related to short messaging services (known as SMS). Guangzhou NetEase derives wireless value-added services revenue principally from providing value-added services through SMS to users such as friends matching, news and information services, ring-tone and logo downloads and various other related products that mobile phone users can access under co-operative arrangements between Guangzhou NetEase and two Chinese mobile phone operators, China Mobile and China Unicom. Recently, there has been a consolidation in the market for products and services for users of SMS, resulting in an overall strengthening of competition in 2003. To maintain and grow our position in this market, we intend to continue improving our existing products and services and developing new ones, but these efforts may not be successful.

         We are also focusing on developing products and services that can be utilized in emerging wireless technologies. For example, beginning in July 2002, Guangzhou NetEase also derived wireless value-added services revenue under a separate cooperative arrangement with one of the Chinese mobile phone operators by providing wireless application protocol (known as WAP) services to mobile phone users with phones using the General Packet Radio Service (known as GPRS) or CDMA1X wireless standards. More recently, in April 2003, we started to offer products and services for users of multi-media messaging services (known as MMS) under an additional co-operative agreement with one of the Chinese mobile phone operators. We expect that our revenue derived from new services we develop that are compatible with these and other new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these new technologies becomes more widely available. However, we cannot be certain that these new technologies or the products and services we develop for them will be successful, and we expect to see increasing competition in this area.

     Online Games

         Guangzhou NetEase receives all its online games revenue from its customers through the sale of prepaid point cards. Customers can purchase prepaid point cards in different locations in China, including Internet cafes, convenience stores, supermarkets and bookstores, etc. Customers can register their point cards in our system and use the points in the cards to play our online games and use our other fee-based services. We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face continued competition as online game providers, mainly from South Korea and to a lesser extent from the U.S., expand their presence in this market or enter it for the first time.

     Other Fee-Based Premium Services

         Other fee-based premium services include premium e-mail, friends matching and dating services, personal homepage hosting and online shopping mall.

     Software Licensing and Related Integration Projects Revenue

         Prior to 2000, software licensing and related integration projects revenue consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. In 2002, this category of revenue also included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers.

         Although we continue to perform occasional corporate solutions services for customers upon request, we expect this category of revenue to remain immaterial to our business.

Cost of Revenues

     Advertising, E-commerce and Other Services Costs

         Advertising, e-commerce and other services costs represent those direct costs for operating the NetEase Web sites, which consist primarily of server custody and bandwidth fees, content fees, staff costs, share compensation cost, depreciation and amortization of computers and software and other direct costs.

         NetEase Beijing, NetEase Shanghai and Guangzhou NetEase lease bandwidth from China Telecom and China Netcom affiliates. NetEase Beijing and Guangzhou NetEase have network servers co-located in facilities owned by China Telecom's and China Netcom's affiliates, for which they pay custody fees to China Telecom and China Netcom. In addition, as a result of our arrangements with Guangzhou NetEase, we also pay for Guangzhou NetEase's bandwidth lease payments and server custody fees on a monthly basis. These costs are recognized in full as incurred.

         Staff costs consist primarily of compensation expenses for our e-commerce and editorial professionals and also for our staff in our online games business department, in particular, a group of employees known as the "Game Masters" who are responsible for the daily co-ordination and regulation of the activities inside our games' virtual worlds.

         We depreciate our computer equipment, software and other assets (other than leasehold improvement) on a straight-line basis over their estimated useful lives, which range from one to five years.

     Software Licensing and Related Integration Projects Costs

         We did not incur any direct costs relating to software licensing and related integration projects in 2000, 2001 and 2002.

Operating Expenses

         Operating expenses include selling, general and administrative expenses and research and development expenses.

     Selling; General and Administrative Expenses

         Selling, general and administrative expenses consist primarily of marketing and advertising; salary and welfare expenses and share compensation costs; office rental; recruiting expenses; travel expenses and depreciation charges. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

     Research and Development Expenses

         Research and development expenses consist principally of compensation for our research and development professionals.

Share Compensation Cost

         In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. During 2000, 2001 and 2002, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under the 2000 Stock Option Plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

         For 2002, we recorded share compensation cost of approximately RMB3.8 million (US$0.5 million). This cost has been allocated to (i) cost of revenue (advertising and e-commerce and other services costs), (ii) selling, general and administrative expenses and (iii) research and development expenses, depending on the functions for which these personnel and employees are responsible.

         As of December 31, 2002, deferred compensation cost relating to share option grants in 2002 or prior years amounted to RMB0.5 million (US$57,336), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in 2003 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

         Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise". According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, these preferential tax treatments may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, then it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

         NetEase Shanghai and Guangzhou Interactive are subject to EIT at the rate of 30% plus a local tax of 3%.

         Guangzhou NetEase and Guangyitong Advertising are Chinese domestic enterprises and are generally subject to a 33% EIT. However, Guangzhou NetEase was categorized as a small-sized tax payer by the local tax bureau of Guangzhou, China. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Guangzhou NetEase is subject to different EIT rates depending on the nature of its taxable revenues.

         If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

         We are subject to a business tax on our revenues derived from services which is generally 5%. In addition, we are subject to a value-added tax ranging from 6% to 17% for revenues we earn from the sale of computer hardware purchased on behalf of our customers. During the year ended December 31, 2002, our effective value-added tax rate was 6%. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees, which effectively reduces the revenues we derive from Guangyitong Advertising.

         Subject to the approval of the relevant tax authorities, NetEase Beijing and NetEase Shanghai had total tax loss carryforwards of approximately RMB64.8 million (US$7.8 million) as of December 31, 2002 for EIT purposes. Approximately RMB23.2 million (US$2.8 million), RMB29.5 million (US$3.6 million) and RMB12.1 million (US$1.5 million) of such losses will expire in 2005, 2006 and 2007, respectively.

         The above tax loss carryforwards give rise to potential deferred tax assets totaling RMB19.1 million (US$2.3 million). As noted below under "Critical Accounting Policies and Estimates", a valuation allowance has been provided to partly offset potential deferred tax assets due to the uncertainty surrounding the realizability of such assets.

Critical Accounting Policies and Estimates

         The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

         We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

     Critical Accounting Policies and Estimates Regarding Revenue Recognition

         Advertising Services Revenue

         Since December 1999, we have recognized advertising services revenue that we earn through our arrangement with Guangyitong Advertising as services are rendered and the service revenues are earned under the advertising agreements, which is the same time Guangyitong Advertising recognizes such revenue.

         Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts, though recently we have seen an increasing number of advertisers who are willing to enter into long-term contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising's obligations to the advertisers have traditionally also included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions were not met within the contractual time period, Guangyitong Advertising deferred recognition of the corresponding revenues until the remaining guaranteed impression levels were achieved. In 2002, we began focusing on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. This transition is largely complete, and Guangyitong Advertising currently has only a few CPM contracts in effect. However, it has entered into several "cost per action" advertising contracts (known as CPA contracts) whereby revenue is received by Guangyitong Advertising when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. In 2002, CPA contracts represented only a small portion of our advertising revenue, and we expect that this will continue in the near-term.

         E-commerce and Other Services Revenue

         Since December 1999, we have recognized e-commerce and other services revenue that we earn through our arrangements with Guangzhou NetEase as the services are rendered and the services revenues are earned under the e-commerce and other services agreements, which is the same time Guangzhou NetEase recognizes such revenue.

         SMS and Other Wireless Value-Added Services

         Wireless value-added services revenue, which represents Guangzhou NetEase's share of the revenues under its cooperative arrangements with China's two mobile phone operators, is recognized by us primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators' share of revenue and uncollectible amounts because we consider those operators to be the primary obligors in the information transmission and delivery process which is a critical and integral part of our wireless value-added services. In addition, this revenue recognition approach is supported by the fact that the mobile phone operators must approve all products and services pricing and they have significant influence over other terms under our co-operative arrangements with them. Uncollectible amounts mainly represent the mobile phone operators' transmission and billing problems resulting from technical issues with their systems. We are unable to estimate or separately confirm the amount of uncollectibles which is reflected in any particular monthly statement and are totally reliant on the information provided by the mobile phone operators in their monthly statements for purposes of our record keeping.

         Online Games

         We recognize revenue at the time when the points on our prepaid point cards are consumed and services are provided.

         Other Fee-Based Premium Services

         We recognize revenue for these services ratably over the period when the services are provided, except in the case of the following services:

              Online Shopping Mall - Guangzhou NetEase launched our online shopping mall platform in July 2000. As of May 31, 2003, this online shopping mall had 13 "online stores" operated by merchant tenants. From the fourth quarter of 2001, most online stores pay Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognizes ratably over the period of the leases of the e-commerce platforms. Additionally, a small portion of the online stores pay Guangzhou NetEase commissions based on that merchant's revenues which are recognized on a monthly basis. Prior to 2002, we also received referral fees from online shopping mall partners of the NetEase Web sites which Guangzhou NetEase recognized when services were rendered. As of May 31, 2003, there were no active referral arrangements for which we were recognizing revenue, but we are currently seeking to enter into new referral arrangements.

              Online Auction - Prior to October 2000, Guangzhou NetEase earned revenues from services to online auction sellers, whether businesses or consumers, which Guangzhou NetEase recognized ratably over the relevant period. In October 2000, we established a co-branded online trading and auction channel in partnership with EachNet. On June 25, 2002, we entered into an agreement with EachNet to terminate our strategic co-operation agreement and the co-branded Web site. We earned both fixed upfront fees and referral fees from EachNet during the period of co-operation. In July 2002, we re-started our own online auction platform providing free services to our registered users after the termination of the co-branded Web site with EachNet, but we discontinued such services in June 2003.

         Software Licensing and Related Integration Projects

         Our revenue from software licensing and related integration projects in 2000 and 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. We generally provide our customers with post-contract support, for one year or less, on our software products. Such support is generally hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during postcontract customer support arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing such support are insignificant. Sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. For post-contract support services that are for a period of one year or less, we recognize revenue when the following criteria are met:

         .    persuasive evidence of an arrangement;
         .    delivery has occurred and services have been performed;
         .    the sales amount is fixed or determinable; and
         .    the collectibility is probable.

         We occasionally provide post-contract support services that extend beyond one year. In such event, we would recognize revenue for applicable contracts ratably over the terms of those contracts.

         For the corporate solution services we provided in 2002, the revenue was recognized at the completion of the respective services.

         Barter Transactions

         Revenue from barter transactions primarily relate to advertising and decreased in 2000, 2001 and 2002 as a result of the development of our business. As our business grew and our cash resources improved, we were able to enter into more cash transactions and became less reliant on barter transactions in providing or receiving services. Prior to January 20, 2000, barter transactions were recorded at the estimated fair market value of the services received or estimated fair market value of the services provided, whichever was more readily determinable. Effective from January 20, 2000, we adopted the consensus reached in Emerging Issue Task Force, or EITF, Issue No. 99-17, to account for barter transactions. According to EITF Issue No. 99-17, revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. In 2000 and 2001, the recognized revenues and expenses derived from barter transactions were RMB0.7 million (US$0.1 million) for each of those years. There was no revenue and expense derived from barter transactions in 2002. We also engaged in some advertising barter transactions in 2000, 2001 and 2002 for which the fair value is not determinable within the limits of EITF Issue No. 99-17, and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.

     Other Critical Accounting Policies and Estimates

         Deferred Tax Valuation Allowance

         Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We make a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized. There can be no assurance that NetEase Beijing and NetEase Shanghai will be able to utilize all the net operating loss carryforwards before their expiration.

         Allowances for Doubtful Accounts

         We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable.

         Litigation Reserve

         No material litigation reserve existed as of December 31, 2002 because management believed, and continues to believe, that the ultimate resolution of the claims described below under the heading "Outstanding Litigation and Contingent Liabilities" will not result in any material financial impact on our company.

Material Commitments

         As of December 31, 2002, we had lease commitments for office rentals of RMB4.7 million (US$0.6 million), RMB3.7 million (US$0.4 million) and RMB2.4 million (US$0.3 million) payable in 2003, 2004 and 2005, respectively. In addition, we had lease commitments for server custody fees and other capital expenditure commitments of RMB10.3 million (US$1.2 million) and RMB0.5 million (US$0.1 million), respectively, payable in 2003.

Outstanding Litigation and Contingent Liabilities

         In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1.0 million. We intend to vigorously defend our position and believe the ultimate resolution of the matter will not have a material financial impact on our company.

Consolidated Results of Operations

         The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

                                                                   For the year ended December 31,
                                               ----------------------------------------------------------------------
                                                     2000                        2001                   2002
                                               ----------------------------------------------------------------------
                                                      RMB           %          RMB         %          RMB         %
Revenues:
  Advertising services from related  parties        30,067,477     91.2     14,163,952    50.0     34,209,376    14.7
  E-commerce and other services (including
     revenues of RMB1,094,859,
     RMB14,103,151 and RMB197,357,067
     (US$23,835,395) from a related party
     in 2000, 2001 and 2002, respectively)           2,455,834      7.4     14,103,151    49.9    197,357,067    84.9
  Software licensing and related integration
     projects                                          450,350      1.4         33,218     0.1      1,002,025     0.4
                                               ----------------------------------------------------------------------
Total revenues                                      32,973,661    100.0     28,300,321   100.0    232,568,468   100.0
Sales and value-added taxes                         (2,476,444)    (7.5)    (2,274,784)   (8.0)   (11,627,216)   (5.0)
                                               ----------------------------------------------------------------------
Net revenues                                        30,497,217     92.5     26,025,537    92.0    220,941,252    95.0

Cost of revenues:
  Advertising, e-commerce and other
     services (including cost
     reimbursements to a related party of
     RMB2,098,127, RMB796,454 and
     RMB22,737,436 (US$2,746,067) in
     2000, 2001 and 2002, respectively)            (38,738,335)  (117.4)   (60,058,488) (212.3)   (69,769,449)  (30.0)
Share compensation cost*                            (1,171,084)    (3.6)             -       -     (1,908,125)   (0.8)
                                               ----------------------------------------------------------------------
Total cost of revenues                             (39,909,419)  (121.0)   (60,058,488) (212.3)   (71,677,574)  (30.8)
                                               ----------------------------------------------------------------------
Gross profit (Loss on revenues)                     (9,412,202)   (28.5)   (34,032,951) (120.3)   149,263,678    64.2
Operating expenses:
  Selling, general and administrative
     expenses(including cost
     reimbursements to a related party of
     RMB3,124,247, RMB1,884,823 and
     RMB5,542,383 (US$669,370) in 2000,
     2001 and 2002, respectively)                 (162,922,561)  (494.1)  (181,560,624) (641.5)   (92,785,244)  (39.9)

Assets impairment loss                                       -        -     (2,766,543)   (9.8)      (746,857)   (0.3)

  Research and development expenses
     (including cost reimbursements to a
     related party of RMBnil, RMBnil and
     RMB1,346,824 (US$162,660) in 2000,
     2001 and 2002, respectively)                   (9,525,436)   (28.9)   (11,169,454)  (39.5)   (13,808,360)   (5.9)

  Share compensation cost*                         (12,668,476)   (38.4)    (2,357,758)   (8.3)    (1,898,733)   (0.8)

  Class action settlement                                    -        -              -       -    (36,005,385)  (15.5)
                                               ----------------------------------------------------------------------
Total operating expenses                          (185,116,473)  (561.4)  (197,854,379) (699.1)  (145,244,579)  (62.4)
                                               ----------------------------------------------------------------------
Operating profit (loss)                           (194,528,675)  (589.9)  (231,887,330) (819.4)     4,019,099     1.8

Other income (expenses):
  Investment impairment loss                                 -        -     (8,924,381)  (31.5)             -       -
  Interest income                                   27,858,710     84.5     17,571,187    62.1      7,562,322     3.3
  Interest expense                                  (2,589,735)    (7.9)    (9,882,874)  (35.0)    (1,401,041)   (0.6)
  Other, net                                            (9,099)       -        (40,516)   (0.1)     3,725,370     1.6

                                                                For the year ended December 31,
                                            ----------------------------------------------------------------------
                                                  2000                        2001                   2002
                                            ----------------------------------------------------------------------
                                                  RMB           %          RMB         %          RMB         %
                                            ----------------------------------------------------------------------
Profit (loss) before tax                       (169,268,799)  (513.3)  (233,163,914) (823.9)    13,905,750     6.1
Income tax benefit                                        -        -              -       -      2,395,888     1.0
                                            ----------------------------------------------------------------------
Net profit (loss)                              (169,268,799)  (513.3)  (233,163,914) (823.9)    16,301,638     7.1
* Share compensation cost
    Advertising, e-commerce and other
       services cost of revenues                 (1,171,084)    (3.6)             -       -     (1,908,125)   (0.8)
    Selling, general and administrative
       expenses                                  (7,437,230)   (22.6)      (204,423)   (0.7)    (1,522,369)   (0.6)
    Research and development expenses            (5,231,246)   (15.8)    (2,153,335)   (7.6)      (376,364)   (0.2)
                                            ----------------------------------------------------------------------
Total                                           (13,839,560)   (42.0)    (2,357,758)   (8.3)    (3,806,858)   (1.6)
                                            ======================================================================

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         In 2002, revenue from advertising services, e-commerce and other services and software licensing and related integration projects constituted 14.7%, 84.9% and 0.4%, respectively, of our total revenue. This compares with 50.0%, 49.9% and 0.1%, respectively, of our total revenue in 2001. Our revenue from e-commerce and other services increased significantly during 2002 mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from our online games. Our advertising services revenue also increased during 2002 due to the expansion of our sales team and a general increase in demand for online advertising in China during 2002. Our software licensing and related integration projects revenue remained low in 2002, as we had previously ceased providing licensing and integration services in 1999 but continued to earn fees for post-contract customer support and also earned a small amount of fees for certain corporate solution services in 2002.

         The rise in e-commerce and other services revenue as a percentage of our total revenue to 84.9% in 2002 resulted from the fact that the growth in such revenue significantly exceeded the growth in our advertising services revenue during that period. We expect that our revenue from e-commerce and other services will continue to constitute the major portion of our total revenue but that advertising services revenue will also continue to be one of the significant sources of our future revenue.

         Revenues

         Total revenues increased by 721.8% to RMB232.6 million (US$28.1 million) in 2002 from RMB28.3 million in 2001. Advertising services revenues increased by 141.5% to RMB34.2 million (US$4.1 million) in 2002 from RMB14.2 million in 2001, primarily as a result of the expansion of our sales team from 27 employees to 41 employees and a general increase in demand for online advertising in China during 2002. In particular, we gained several new China-based advertising clients, including leading mobile phone and car manufacturers, and were able to increase the number of advertising contracts which are long-term (one year or more) in 2002. Average revenue per advertiser increased from approximately RMB36,000 (US$4,300) in the first quarter to RMB69,000 (US$8,300) in the fourth quarter of 2002. The number of contracted advertisers using the NetEase Web sites increased from 174 in 2001 to 280 in 2002, with revenues from our top ten advertisers comprising 23.2% of our total advertising services revenues in 2002 as compared to 40.3% in 2001. We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium.

Based on our recent experience, we also expect that as advertisers generally become more familiar with online advertising, they will be increasingly willing to enter into longer term contracts of up to six months or more.

     Revenues from e-commerce and other services increased by 1299.4% to RMB197.4 million (US$23.8 million) in 2002 from RMB14.1 million in 2001, mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from our online games. In addition, revenues from our other fee-based services, including dating and friends matching, e-mail services and other premium services, also increased during 2002.

     Wireless Value-Added Services and Other Fee-Based Premium Services - The substantial increase in revenue generated from our wireless value-added services was primarily due the increase in the overall popularity of SMS in China and in the range and popularity of our proprietary products and services among the expanding population of mobile phone users in China. We started the development of our wireless business in 1999 and launched our SMS.163.com Web page and first fee-based services in February 2001. At that time, the number and variety of products and services offered were very limited and included ring-tone and logo downloading and a few other services. As of May 31, 2003, we offered more than 200 different products and services, which can be classified into four main categories, namely, news and information subscription, multi-media downloading, community and communication and Internet-related products and services.

     The increase in revenue in 2002 from our other fee-based premium services (excluding online games), including premium e-mail, dating and friends matching and personal homepage hosting, was primarily due to the commercialization of our dating and friends matching services at the beginning of the year (these services were provided to our users free of charge in 2001 and prior periods), and to a lesser extent, due to the increase in the number of paying subscribers of our other fee-based services in 2002.

     Our wireless value-added services and other fee-based premium services together represented approximately 81.2% (2001: 100%) of our total e-commerce and other services revenue in 2002. The major portion of this amount was derived from our wireless value-added services in both 2002 and 2001.

     Online Games - Our online games accounted for approximately 18.8% (2001:
     nil) of our total e-commerce and other services revenue in 2002. In 2001, we acquired all the assets of a China-based online game software development company and started the development of massively multi-player online role-playing games, or "MMORPGs", at the beginning of 2001. We launched our first MMORPG, "Westward Journey Online", for beta testing in December 2001, and started charging our users for their playing time in January 2002. Subsequently, we launched "Westward Journey Online Version 2.0" and a MMORPG licensed from a Korean company, "PristonTale", in August 2002.

     Prior to 2000, software licensing and related integration projects revenues consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. Our revenues in 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. In 2002, this category of revenue also included certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers. We cannot predict whether we will continue to earn revenues from similar transactions in the foreseeable future, but we expect that we will provide these or other similar services to customers upon request. Such revenue totaled RMB1.0 million (US$121,000) in 2002, compared to RMB33,000 in 2001.

     Cost of Revenues

     Our cost of revenues increased by 19.3% to RMB71.7 million (US$8.7 million) in 2002 from RMB60.1 million in 2001, primarily due to the expansion of our online games business in 2002. A substantial portion of this increase was due to franchise and revenue share fees related to the "PristonTale" and "Westward Journey Online" games and, to a lesser extent, increased staff costs of our online games team.

     As a result of the strong revenue growth in 2002, we achieved a gross profit of RMB149.3 million (US$18.0 million) in 2002 as compared to a loss on revenues of RMB34.0 million in 2001. Our gross margins increased from 30.8% in the first quarter to 72.7% in the fourth quarter in 2002. The significant improvement in gross margins was driven by economies of scales as revenue continued to increase with a relatively stable cost of revenues. The gross margin for the year ended December 31, 2002 was 64.2%.

     Staff costs consisted primarily of compensation expenses for our online game and other e-commerce and editorial professionals and comprised 27.8% of our total cost of revenues in 2002, compared with 15.2% in 2001. The increase was mainly due to the increase in the number of employees during 2002, in particular for the online games business department, which increased from 62 employees to 95 employees. We expect that staff costs as a percentage of our total cost of revenues will remain stable in the near-term.

     Depreciation and amortization of computers and software comprised 24.9% of our total cost of revenues in 2002, compared with 22.6% in 2001. The increase was mainly due to the increase in the number of servers from 486 servers to 663 servers and to a lesser extent the increase in personal computer equipment during 2002. As we have spent or plan to spend approximately RMB21.0 million (US$2.5 million) towards the purchase of additional servers and switches in 2003, we expect our depreciation expenses to increase in 2003.

     Operating Expenses

     Total operating expenses decreased by 26.6% to RMB145.2 million (US$17.5 million) in 2002 from RMB197.9 million in 2001. Operating expenses as a percentage of total revenues decreased from 699.1% in 2001 to 62.5% in 2002. The decrease in 2002 was mainly due to the fact that the substantial fees charged by third parties in 2001 as discussed in the next paragraph did not recur in 2002.

     Selling, general and administrative expenses decreased by 48.1% to RMB94.3 million (US$11.4 million) in 2002 from RMB181.8 million in 2001, primarily due to certain expenses of more than RMB50.0 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001 which substantially decreased in 2002, and to a lesser extent due to our cost control measures in 2002.

     In 2002, we also paid RMB36.0 million (US$4.35 million) into an escrow account for the settlement of all claims brought in connection with the class action lawsuit in the United States which is described under "Outstanding Litigation and Contingent Liabilities" above. This amount was released from escrow and paid to the plaintiffs at the time the court declared the settlement final.

     The asset impairment loss in 2002 represented the unamortised portion of the costs incurred in the acquisition of an electronic payment gateway system which we ceased using.

     Research and development expenses increased by 6.5% to RMB14.2 million (US$1.7 million) in

2002 from RMB13.3 million in 2001, primarily due to an increase in the number of programmers and technicians recruited in 2002 to assist our online games business.

     Other Income (Expenses)

     Other income and expenses in 2002 mainly consisted of interest income and expenses. We repaid RMB84 million (US$10.1 million) in short-term bank borrowings during 2002, and as a result, both our interest income and interest expenses dropped significantly in 2002 as compared to 2001. The decrease in the net interest income in 2002 as compared with 2001 was also due to the reduction of interest rates during 2002. Other net income of RMB3.7 million (US$0.4 million) in 2002 represented the write-back of certain provisions for expenses and claims payable for certain arbitration.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     In 2001, revenues from advertising services, e-commerce and other services and software licensing and related integration projects constituted 50.0%, 49.9% and 0.1%, respectively, of our total revenues. This compares with 91.2%, 7.4% and 1.4%, respectively, of our total revenues in 2000. Our advertising services revenues decreased significantly during 2001 primarily due to the softening of the Internet advertising market in China which led to a decrease in the demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Conversely, revenues from our e-commerce and other services increased significantly during 2001 mainly as a result of the fixed upfront fees and referral fees that we earned from EachNet in connection with the operation of our co-branded trading and auction Web site (which has since been terminated) and the other revenues generated from fee-based services including wireless value-added services, e-mail services and other premium services. Finally, in 2001 our software licensing and related integration projects revenue further decreased as we continued to earn fees for post-contract customer support.

     Revenues

     Total revenues decreased by 14.2% to RMB28.3 million (US$3.4 million) in 2001 from RMB33.0 million in 2000. Advertising services revenues decreased by 52.9% to RMB14.2 million (US$1.7 million) in 2001 from RMB30.1 million in 2000, primarily as a result of the softening of the Internet advertising market in China which led to a decrease in demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Average revenue per advertiser decreased from approximately RMB96,000 (US$11,600) in the first quarter to RMB46,000 (US$5,500) in the fourth quarter of 2001. The number of contracted advertisers using the NetEase Web sites decreased from 231 in 2000 to 174 in 2001, with revenues from our top ten advertisers comprising 40.3% of our total advertising services revenues in 2001 as compared to 34.4% in 2000.

     Revenues from e-commerce and other services increased by 474.3% to RMB14.1 million (US$1.7 million) in 2001 from RMB2.5 million in 2000, mainly as a result of the amortization of the upfront service fee recognized in 2001 of RMB1.0 million (US$0.1 million) and quarterly referral fees of approximately RMB3.3 million (US$0.4 million) that we earned from EachNet. As mentioned previously, our relationship with EachNet has terminated. In addition, the increase in total revenues from fee-based services in 2001, predominantly from wireless value-added services and to a lesser extent from premium e-mail and other services, totaled RMB6.7 million (US$0.8 million).

     We ceased providing software licensing and integration services in 1999. Our revenues in 2000 and 2001 in this revenue category consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support and totaled RMB33,000 (US$4,000) in 2001, compared to RMB450,000 in 2000.

     Cost of Revenues

     Our cost of revenues increased by 50.5% to RMB60.1 million (US$7.3 million) in 2001 from RMB39.9 million in 2000, primarily due to the overall expansion of our business, including in particular the increase in Internet connection costs, such as server related and bandwidth costs to support the large increase in traffic on the NetEase Web sites, offset in part by a decrease in staff costs. The average daily page views on the NetEase Web sites in December 2001 was approximately 174 million as compared to approximately 70 million in December 2000. As a result, our loss on revenues increased to RMB34.0 million (US$4.1 million) in 2001 from RMB9.4 million in 2000.

     Staff costs consisted primarily of compensation expenses for our e-commerce and editorial professionals and comprised 15.2% of our total cost of revenues in 2001, compared with 20.8% in 2000. The decrease was mainly due to the reduction in the number of employees during 2001.

     Depreciation and amortization of computers and software comprised 22.6% of our total cost of revenues in 2001, compared with 17.2% in 2000. The increase was mainly due to the increase in the number of servers during 2001.

     Operating Expenses

     Total operating expenses increased by 6.9% to RMB197.9 million (US$23.9 million) in 2001 from RMB185.1 million in 2000. Operating expenses as a percentage of total revenues increased from 561.4% in 2000 to 699.1% in 2001. The increase in 2001 was mainly due to the substantial fees charged by third parties as discussed in the next paragraph.

     Selling, general and administrative expenses increased by 6.7% to RMB181.8 million (US$22.0 million) in 2001 from RMB170.4 million in 2000, primarily due to certain expenses of more than RMB50 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001.

     The asset impairment loss for 2001 represents a provision for impairment loss on the software costs and other assets directly relating to the development of an online game of RMB2.8 million (US$0.3 million). The impairment loss relating to the online game assets was estimated on the basis of the difference between the carrying value of the assets as of December 31, 2001 and the present value of the future cash flows which are likely to be generated from the operation of the online game.

     Research and development expenses decreased by 9.7% to RMB13.3 million (US$1.6 million) in 2001 from RMB14.8 million in 2000, primarily due to a decrease in share compensation costs as a result of the resignation of certain management staff in our technical department during 2001.

     Other Income (Expenses)

     Other income and expenses in 2001 mainly consisted of the one time non-recurring provisions for the impairment of our investments in a convertible note issued by Ladynow.com Corporation Limited, a corporation in which we invested, and convertible preference shares issued by EachNet of RMB2.1 million (US$0.3 million) and RMB6.9 million (US$0.8 million), respectively, and net interest income of RMB7.7 million (US$0.9 million). The provision for the Ladynow convertible note was necessitated by Ladynow's cessation of operations in 2001. In turn, the EachNet shares were sold back to EachNet in 2002, and the impairment charge for our investment in EachNet in 2001 represents the difference between our original cost of investment and the consideration received for the resale. The decrease in the net interest income in 2001 as compared with 2000 was due to the decrease in our cash balance and the reduction of interest rates during 2001.

Quarterly Results of Operations Data

     The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2002 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below for the year ended December 31, 2002 in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

                                                                      Quarter Ended
                                           ---------------------------------------------------------------------
                                               March 31,         June 30,      September 30,    December 31,
                                                  2002             2002            2002             2002
                                           ---------------------------------------------------------------------
                                              (Unaudited)      (Unaudited)     (Unaudited)       (Unaudited)
                                                  RMB              RMB             RMB               RMB
Revenues:
    Advertising services                           3,946,530       8,029,230        9,779,126       12,454,490
    E-commerce and other services                 19,968,083      30,337,297       63,999,662       83,052,025
    Software licensing and related
       integration projects                           39,385         118,154          618,138          226,348
                                           ---------------------------------------------------------------------
       Total revenues                             23,953,998      38,484,681       74,396,926       95,732,863
Sales and value-added taxes                       (1,197,700)     (1,924,880)      (3,694,693)      (4,809,943)
                                           ---------------------------------------------------------------------
Net revenues                                      22,756,298      36,559,801       70,702,233       90,922,920
Cost of revenues:
    Advertising, e-commerce and other
       services                                  (14,894,747)    (14,107,720)     (19,940,627)     (20,826,355)
    Share compensation cost                         (477,032)       (477,032)        (477,032)        (477,029)
                                           ---------------------------------------------------------------------
       Total cost of revenues                    (15,371,779)    (14,584,752)     (20,417,659)     (21,303,384)
                                           ---------------------------------------------------------------------
Gross profit                                       7,384,519      21,975,049       50,284,574       69,619,536
Operating expenses:
    Selling, general and administrative
       expenses                                  (22,202,753)    (21,962,075)     (21,903,299)     (26,717,117)
    Asset impairment loss                                  -        (746,857)               -                -
    Research and development expenses             (3,565,372)     (3,884,600)      (2,714,442)      (3,643,946)
    Share compensation cost                         (645,657)       (597,764)        (358,700)        (296,612)
    Class action settlement                                -               -      (36,005,385)               -
                                           ---------------------------------------------------------------------
Total operating expenses                         (26,413,782)    (27,191,296)     (60,981,826)     (30,657,675)
                                           ---------------------------------------------------------------------
Operating profit (loss)                          (19,029,263)     (5,216,247)     (10,697,252)      38,961,861
Other income (expenses):
    Interest income                                1,949,086       2,281,729        1,719,807        1,611,700
    Interest expense                                (996,735)       (212,382)        (191,924)               -
    Other, net                                       283,199       3,185,235          145,506          111,430
                                           ---------------------------------------------------------------------
Profit (loss) before tax                         (17,793,713)         38,335       (9,023,863)      40,684,991
Income tax benefit                                         -               -                -        2,395,888
                                           ---------------------------------------------------------------------
Net profit (loss)                                (17,793,713)         38,335       (9,023,863)      43,080,879
                                           =====================================================================

     Our revenues and results of operations have varied significantly in the past and may fluctuate in the future due to a combination of factors, including, among others:

     .    the ability of the NetEase Web sites to attract and retain users;
     .    our ability to successfully implement our e-commerce strategies;
     .    our ability to develop new fee-based premium services;
     .    the receptiveness by users to such fee-based premium services;
     . demand for advertising on the Internet in general and on the NetEase Web sites in particular;
     . our ability to update and develop our Internet portal systems and infrastructure;
     .    technical difficulties that users may experience on the NetEase Web sites;
     . competition in Internet markets, including our competitors' performance in each of the above aspects;
     .    growth and acceptance of the Internet in China;
     .    changes in Chinese governmental regulations; and
     .    general economic conditions in China.

Liquidity and Capital Resources

     Our capital requirements relate primarily to financing:

     . our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and
     . costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

     Cash provided by operating activities was RMB26.8 million (US$3.2 million) in 2002 and cash used in operating activities was RMB185.7 million and RMB124.7 million in 2001 and 2000, respectively. In 2002, cash provided by operating activities consisted primarily of our operating profit adjusted for an increase in salary and welfare payable, taxes payable, and offset in part by an increase in amount due from related parties, deferred tax assets and a decrease in accounts payable. In 2001, cash used in operating activities consisted primarily of our operating loss adjusted for a decrease in accrued liabilities and amount due to related parties and an increase in due from related parties, offset in part by an increase in accounts payable, salary and welfare payable and a decrease in prepayments and other current assets. In 2000, cash used in operating activities consisted primarily of our operating loss adjusted for an increase in prepayments and other current assets and amount due from related parties, offset in part by increases in accounts payable, salary and welfare payable and other accrued liabilities.

Investing Activities

     Cash provided by investing activities was RMB42.7 million (US$5.2 million) in 2002, and cash used in investing activities was RMB67.3 million in 2001 and RMB53.0 million in 2000. In 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments and the proceeds from the disposal of our investment in convertible preference shares of EachNet, a private Internet-based auction company, which was offset in part by the cash used in the purchase of fixed assets. The decrease in temporary cash investments resulted from our repayment of bank loans as discussed below under "Financing Activities." In 2001, cash used in investing activities mainly consisted of the placing of term deposits which had a maturity of more than three months and the purchase of fixed assets, which accounted for 67.7% and 31.4%, respectively, of total cash used in investing activities. In 2000, cash used in investing activities consisted primarily of the purchase of fixed assets and investment in convertible preference shares, which accounted for 64.1% and 31.2%, respectively, of total cash used in investing activities. Our investment in convertible preference shares coincided with our entering into an agreement to operate our co-branded trading and auction Web site with EachNet which, as previously noted, has been terminated. These shares were subsequently sold in 2002 back to EachNet for an aggregate net loss of approximately RMB6.9 million (US$0.8 million).

Financing Activities

     Cash used in financing activities was RMB78.1 million (US$9.4 million) in 2002. Cash used in financing activities was RMB22.3 million in 2001 and cash provided by financing activities was RMB904.9 million in 2000. A substantial portion of our cash is kept in US dollars. In 2002, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB84 million (US$10.1 million), which was offset in part by the proceeds from the issuance of ordinary shares upon the exercise of share options and the partial collection of a subscription receivable for the Series B preference shares issued in 2000 of RMB3.9 million (US$0.5 million) and RMB2.0 million (US$0.2 million), respectively. In 2001, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB152.4 million (US$18.4 million) which was offset in part by proceeds from other bank loans totaling RMB123.8 million (US$15.0 million) and the receipt in 2001 of additional net proceeds from our issuance of Series B preference shares in 2000 of RMB6.3 million (US$0.8 million). In 2000, the increase in cash provided by financing activities was primarily due to the net proceeds from our issuance of Series B preference shares in 2000 of RMB283.5 million and our initial public offering in July 2000 of RMB508.7 million and proceeds from bank loans totaling RMB112.6 million. We borrow Renminbi for our working capital purposes.

     We had no material commitments for capital expenditures as of December 31, 2002. Up to March 31, 2003, we spent approximately RMB4.1 million (US$0.5 million) for servers and computer equipment, and as our business grows, we plan to spend an additional approximately RMB16.9 million (US$2.0 million) in 2003 towards purchases of additional servers and switches in order to accommodate the expected increase in traffic on the NetEase Web sites.

     Our net losses have been funded by our cash resources (in particular the proceeds from our initial public offering in July 2000) and to a lesser extent from cash generated from revenue growth. Although we have been striving to enhance our revenues and stabilize or decrease our operating expenses, we cannot be certain these efforts will be successful in future periods which could accelerate the depletion of our cash resources. In particular, as noted previously, our selling, general and administrative expenses have remained relatively high due primarily to staff costs and, in certain prior periods, to legal, professional and consultancy fees, while our revenues from advertising services have been uneven in the last several years. Further, although our revenues from e-commerce and other services have grown significantly recently, we have only a limited track record offering these services and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent quarters, we believe that such cash and revenues will be sufficient for us to meet our obligations for the foreseeable future.

Research and Development

     We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

     We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. For the years 2000, 2001 and 2002, we spent RMB14.8 million, RMB13.3 million and RMB14.2 million (US$1.7 million), respectively, on research and development activities.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

     Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

  Foreign Currency Risk

     Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi (which amount has grown as a result of our improved cash flows in recent quarters) into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

     We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

     In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our financial statements.

     In December 2002, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards, or SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. We believe that the adoption of the related accounting measurement and recognition provisions will not have a material impact on our financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 50" ("FIN 46"). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet completed our assessment of the accounting effects from FIN 46 upon adoption. Based upon our initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou NetEase may be subject to the requirements of FIN 46 and that we may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of our involvement and when that involvement began, have already been included throughout the footnotes to our consolidated financial statements, particularly in Notes 1 and 6. We do not believe that consolidation of these entities will have a material impact on our net profit, but we are not able to estimate the maximum exposure to loss as a result of our involvement with these entities at the present time. Historically, we have not incurred any net losses as a result of our involvement in these entities.

Trend Information

     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from the period of inception to December 31, 2002 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Item 6.       Directors, Senior Management and Employees

         A.   Directors and Senior Management

         The names of our current directors and executive officers, their ages as of May 31, 2003 and the principal positions with NetEase held by them are as follows:

  Name                        Age    Position
  ----                        ---    --------
William Ding                  31     Director and Chief Architect
Ted Sun                       35     Director and Acting Chief Executive Officer
Denny Lee                     35     Director and Chief Financial Officer
Michael Tong                  32     Executive Director
Donghua Ding (1)              65     Director
Ronald Lee                    39     Director
Michael Leung (1)             49     Director
Joseph Tong (1)               40     Director

___________

(1) Member of the audit committee. Mary Nee was a member of our audit committee until May 15, 2002 when she stepped down from that committee, and our board appointed John Lau to fill the vacancy. Ms. Nee later resigned from our board in July 2002. In addition, on June 5, 2002, Kathy Xu resigned from our board and the audit committee, and Ronald Lee was appointed on that day to fill both vacancies. Michael Leung replaced Mr. Lee on the audit committee on July 11, 2002 when he was appointed to our board. On March 14, 2003, Mr. Lau resigned from our board and the audit committee, and on March 25, 2003, Joseph Tong was appointed to fill both vacancies. Finally, on June 25, 2003, Michael Tong became an executive director of our company at which time he stepped down from the audit committee but remained a member of our board. On that same day, Donghua Ding was appointed to our board and the audit committee. Our audit committee is currently comprised of Joseph Tong, Michael Leung and Donghua Ding. In 2002, our audit committee held six formal meetings.

         The foregoing directors will hold office until the next annual general meeting of shareholders and until such director's successor is elected and duly qualified, or until such director's earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

         The News Corporation Limited had the right to nominate one director to our board, and, upon nomination, certain of our shareholders holding a majority of our outstanding shares were obligated to vote their shares in favor of such nominated director. Two of our prior directors, Lawrence J. Smith and John Lau, were nominated and elected to our board in this manner. However, this right terminated in March 2003 when The News Corporation Limited sold a portion of its shares in our company. See Item 7.B. "Related Party Transactions" in this annual report.

Biographical Information

         William Ding, our founder, has served as a director since July 1999 and as our Chief Architect since March 2001. From June 2001 until September 2001, Mr. Ding served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the Board of Directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou Netease, our affiliate, in May 1997. Prior to establishing Guangzhou Netease, Mr. Ding spent one year at Guangzhou Feijie Co. as a systems analyst, from June 1996 to April 1997, one year at Sybase (China) as a project manager, from May 1995 to May 1996, and two years at China Telecom Ningbo Branch as a technical engineer, from June 1993 to May 1995. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

         Ted Sun has served as a director since December 1999 and as our acting Chief Executive Officer from September 2001 following William Ding's resignation from that position. Mr. Sun also worked as our consultant from July 2001 until September 2001. From July 2000 until September 2001, he served as Chief Financial Officer of Infoserve Technology. Prior to that, Mr. Sun held various positions with Bear Stearns Asia Limited from November 1996 to May 2000, culminating in the position of Managing Director. Prior to November 1996, Mr. Sun was an assistant director with Peregrine Capital Limited. Mr. Sun received a Bachelor of Science degree in Economics from the Wharton School of Business, University of Pennsylvania in 1988.

         Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Society of Accountants and The Chartered Association of Certified Accountants.

         Michael Tong became an executive director of our company on June 25, 2003 where he is involved with the overall management of our company with a particular focus on our online games business. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank's investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and is a Chartered Financial Analyst.

         Donghua Ding joined our board on June 25, 2003. He currently serves as an advisor to China Mobile (Shenzhen) Limited, a subsidiary of China Mobile (Hong Kong) Limited, the leading mobile operator in China and a listed company on the Stock Exchange of Hong Kong and the New York Stock Exchange. From 1997 until 2002, he served as a director and chief financial officer of China Mobile (Hong Kong) Limited where he was in charge of that company's financial management. Mr.Ding was also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining China Mobile (Hong Kong) Limited, Mr. Ding was the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

         Ronald Lee was appointed to our board on June 5, 2002. He is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider established in November 1999. Prior to that, he was a corporate finance senior manager at Cable & Wireless HKT, where he worked from 1995 to 1999. Mr. Lee also worked for Royal Trust in Toronto and Hong Kong and Peregrine Capital Limited and Peregrine Direct Investment Limited in Hong Kong. Mr. Lee received his Master of Business Administration degree with specialization in accounting and finance from the University of Western Ontario in 1992 and his Bachelor of Science degree in Accounting and Finance from Georgetown University in 1987.

         Michael Leung has been one of our directors since July 11, 2002. Since April 2002, he has been a consultant with Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Prior to that, from November 1997 to October 1998, he was a Director of Warburg Dillon Read where he was involved in corporate finance activities in China. From January 1994 to August 1997, he was a Director of Crosby Securities heading the Corporate Finance Division covering the Hong Kong and China markets. He was also a Director of Peregrine Capital Limited from January 1992 to December 1993 where he was responsible for marketing Peregrine's corporate finance services in Hong Kong and China. Mr. Leung received a Bachelor's Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

         Joseph Tong is a director and co-founder of TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which was established in December 2002. At TLM Apparel, Mr. Tong is engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the company's overall operations. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. He was also an Associate Director of Softbank China Venture Investments Limited from August 1999 to September 2000 and of Nomura China Investments Limited from October 1996 to July 1999. In those positions, he was primarily involved in identifying and evaluating potential venture capital investments, negotiating investment terms and structure and overseeing the businesses of portfolio companies. Mr. Tong has also worked at Prosberg Limited, a management consulting company, Wharf Cable Limited and Ernst & Young. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 25, 2003.

         B.   Compensation

         In 2002, we paid each of Michael Tong, Michael Leung and Ronald Lee US$1,000 per month for their services as non-executive directors for a total of US$12,000, US$5,652 and US$6,000, respectively. Other than Messrs. Tong, Leung and Lee, we did not pay any other compensation in any form to our non-executive directors in 2002. In 2002, we also granted stock options under our 2000 Stock Incentive Plan to our two executive directors, Ted Sun and Denny Lee, as set forth in the table entitled "Option Grants in Last Fiscal Year" below.

         All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director's own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Directors' and Officers' Liability Insurance

         We maintained directors' and officers' liability insurance on behalf of our directors and officers until June 15, 2003 when that policy expired. We do not plan to purchase a new policy at this time.

Executive Officer Compensation

         The following table sets forth certain information concerning compensation paid during 2000, 2001 and 2002 to our executive officers:


                                                                                Long-Term
                                          Annual Compensation                  Compensation
                                          -------------------                  ------------
                                                                         Restricted
                                                                            Stock         Securities       All Other
Name and Principal              Fiscal           Salary         Bonus      Awards         Underlying      Compensation
    Position                     Year             (US$)        (US$)(1)    (US$)          Options (#)         (US$)
    --------                     ----            ------        --------    -----          -----------         -----
Ted Sun (2)                       2002         226,000        200,000     346,625 (3)      15,000,000      333,072 (4)
    Acting Chief                  2001          73,000        165,000 (5)  73,035 (3)            ----       12,400 (6)
    Executive Officer and a       2000            ----           ----        ----           1,200,000         ----
    Director

Denny Lee (7)                     2002         158,000         80,000        ----          10,000,000      137,507 (8)
    Chief Financial               2001          12,273          3,800        ----                ----        3,138 (9)
    Officer and a Director        2000            ----           ----        ----                ----         ----

Jack Xu (10)                      2002         116,000           ----        ----                ----      154,978 (11)
    Chief Technology              2001         211,750         60,000        ----          35,050,000       94,545 (12)
    Officer                       2000         119,736         30,000        ----          33,605,500       12,300 (13)


__________

(1) Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2) Mr. Sun, one of our directors, became our acting Chief Executive Officer on September 11, 2001 following Mr. Ding's resignation from that position.
(3) Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In each of 2001 and 2002, we paid Mr. Sun US$73,035 to purchase 11,250,000 of such shares in accordance with his subscription schedule. The dollar amounts listed in this column were calculated by multiplying the amount of shares purchased in each year by the closing price of our American Depositary Shares (divided by 100 to determine the per ordinary share price) on the date of each such purchase or the last closing price in the case of shares purchased while trading in our American Depositary Shares was suspended on Nasdaq in 2001.
(4) Represents a housing allowance of US$35,100 paid by our company on behalf of Mr. Sun and US$297,972 for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Sun's compensation in that year and which our company will pay in 2003 on his behalf.
(5) This amount constituted a sign-on bonus which was paid in two installments: one of US$75,000 upon Mr. Sun's commencement of employment and the second of US$60,000 on January 2, 2002. It also included a year-end performance bonus of US$30,000.
(6)  Represents a housing allowance paid by our company on behalf of Mr. Sun.
(7) Mr. Lee joined our company as Financial Controller in November 2001 and became our Chief Financial Officer in April 2002.
(8) Represents a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee. This amount also includes US$94,358 for

     Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee's compensation in that year and which our company will pay in 2003 on his behalf.
(9) Represents a housing allowance of US$1,166 paid by our company on behalf of Mr. Lee and a cash living allowance of US$1,972 paid to Mr. Lee.
(10) Mr. Xu joined our company as Co-Chief Technology Officer in May 2000 and became our Chief Technology Officer in March 2001. Mr. Xu resigned from our company in June 2002.
(11) Represents miscellaneous payments totaling US$141,778 to Mr. Xu upon his resignation from our company in June 2002 and a housing allowance of US$13,200 paid by our company on behalf of Mr. Xu prior to his resignation.
(12) Represents US$24,665 for a housing allowance paid by our company on behalf of Mr. Xu and a US$69,880 payment towards Mr. Xu's taxes.
(13) Represents a housing allowance paid by our company on behalf of Mr. Xu.

Employment Agreements

     We have entered into an employment agreement and a non-competition agreement with Ted Sun, as described below. We have also entered into a new employment agreement with Denny Lee who was named our Chief Financial Officer in April 2002 after having served as our Financial Controller since November 2001 and an employment agreement with Michael Tong who became an executive director on June 25, 2003.

     Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which originally provided for an annual salary of US$240,000. His annual salary was subsequently lowered to US$216,000 in June 2002. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and year-end performance bonuses of US$30,000 and US$200,000 in 2001 and 2002, respectively. Further, he received cash payments sufficient for him to purchase from us an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period ending in March 2003. Mr. Sun is also entitled to receive a housing allowance.

     In addition, we also entered into a non-competition agreement with Mr. Sun which obligates Mr. Sun to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Sun from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for one year thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

     Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. Mr. Lee's discretionary bonus in 2002 was US$80,000. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee's employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

     This agreement also prohibits Mr. Lee, during his employment with us and for six months thereafter, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. Also, he may not solicit, entice or hire any of our employees or customers for a period of one year after his termination. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

     Michael Tong. Michael Tong's employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. He is also entitled to receive a housing allowance, tax equalization benefits and a stock option to purchase 10,000,000 of our ordinary shares. If Mr. Tong's employment is terminated by us for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary. Mr. Tong is also subject to the same non-competition and confidentiality provisions as Mr. Lee which are described above.

Option Grants in Last Fiscal Year

    The following table sets forth information regarding stock options granted to our current Acting Chief Executive Officer and Chief Financial
Officer and our former Chief Technology Officer during 2002.

                                         Individual Grants
                                         -----------------
                                     % of Total
                       Number of       Options                                                    Potential Realizable
                       Securities     Granted to                                             Value at Assumed Annual Rate
                       Underlying    Employees in     Exercise                              of Stock Price Appreciation for
                        Options         Fiscal       Price per          Expiration                  Option Term (3)
                                                                                                    ---------------
        Name            Granted        Year (1)       Share (2)            Date                    5%                  10%
        ----            --------      ---------     -----------         ----------          -------------           --------
Ted Sun                15,000,000        14.31%        US$0.007         July 6, 2005           US$16,551           US$34,755

Denny Lee              10,000,000         9.54%        US$0.007        April 4, 2007           US$19,340           US$42,736

Jack Xu                      ----          ----            ----                 ----                ----                ----

_____________
(1) Based on a total of 104,811,000 options granted to employees of NetEase in 2002, including options granted to these officers but excluding all options which were granted and terminated in that same year.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

(3) The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

         The following table sets forth certain information with respect to stock options exercised by our current Acting Chief Executive Officer and Chief Financial Officer and our former Chief Technology Officer during 2002. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2002, and the value of "in-the-money" stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2002.

                                                             Number of Securities
                                                            Underlying Unexercised            Value of Unexercised
                             Shares         Value                 Options at                 In-the-Money Options at
                          Acquired on      Realized         December 31, 2002 (#)            December 31, 2002 (US$)
                                                            ---------------------            -----------------------
     Name                   Exercise       (US$)(1)      Exercisable     Unexercisable    Exercisable     Unexercisable
     ----                   --------     ------------    -----------     -------------    -----------     -------------
Ted Sun                         ----           ----       10,200,000        6,000,000        984,900          645,000
Denny Lee                       ----           ----             ----       10,000,000           ----        1,075,000
Jack Xu                   32,136,900        752,616             ----             ----           ----             ----

___________
(1) The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.

Amended and Restated 2000 Stock Incentive Plan

General

     Our shareholders approved the NetEase.com, Inc. Amended and Restated 2000 Stock Incentive Plan, or the Amended Plan, at our annual general meeting held on May 25, 2001. The Amended Plan replaced the 2000 Stock Incentive Plan, or the Prior Plan, in its entirety. Under the Prior Plan, a total of 223,715,000 of our ordinary shares were reserved for issuance. The Amended Plan increased the number of ordinary shares reserved for issuance to 323,715,000, which amount was automatically further increased to 504,756,924 ordinary shares in accordance with the provisions of that plan. On March 25, 2002, our board suspended any further automatic increases in the number of authorized shares reserved for issuance under the Amended Plan.

     The purpose of the Amended Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Our board of directors believes that our company's long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business. The Amended Plan provides for the granting of incentive awards of our ordinary shares, options to purchase our ordinary shares and any other securities the value of which is derived from the value of our ordinary shares.

     Grantees under the Amended Plan will not receive any account status reports. The Amended Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended, nor is the Amended Plan a "qualified plan" within the meaning of Section 401(a) of the Code.

     The Amended Plan continues to be administered by our board, and it has delegated the power to award options under those plans for non-executive officers to NetEase's acting chief executive officer.

     The Amended Plan provides that in the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the Amended Plan shall automatically become fully vested and exercisable and be released from any restrictions in transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights, immediately prior to the specified effective date of such corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of such corporate transactions, each outstanding award shall be terminated unless the award is assumed by the successor company or its parent company in connection with the applicable corporate transaction. Our board of directors will determine whether an award was assumed in the manner contemplated by the Amended Plan.

         Under the Amended Plan, awards can be issued to employees, directors or consultants of the company or our subsidiaries, although incentive stock options, referred to as ISOs, may only be issued to our employees or the employees of our subsidiaries.

         Awards under the Amended Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by our board. In addition, the award agreement also specifies whether the option constitutes an ISO or a non-incentive stock option, referred to as NQSOs, and may, but need not, include a provision whereby a grantee may at any time during his or her employment with us exercise any part or all of the award prior to full vesting of the award.

         An option may be exercised by delivering written notice of such exercise to us. The option price to exercise the option for our ordinary shares must be paid at the time of exercise in full in cash or in check, by promissory note with such terms as the board deems appropriate or in whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or by cashless exercise of options through a broker-dealer).

         Under the Amended Plan, the exercise price for the options is specified in the award agreement for those options. In any event, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10% of the combined voting power of all classes of our share capital, the option price may not be less than 110% of the fair market value of our ordinary shares on the date of grant of such ISO. To the extent that the aggregate fair market value of shares subject to options granted as ISOs under the Amended Plan which become exercisable for the first time by a recipient during any calendar year exceeds US$100,000, then options represented by ordinary shares in excess of the US$100,000 limitation shall be treated as NQSOs.

         NQSOs granted pursuant to the Amended Plan can have an exercise price of no less than 85% of the fair market value of our ordinary shares on the date of grant.

         In the event of any extraordinary dividend, share dividend, recapitalization, share split, rights issuance, or combination or exchange of such shares, or other similar transactions, our board may equitably adjust the option price of our outstanding options so as to reflect such event.

         The term of all ISOs and NQSOs will be stated in the applicable award agreement. The term of an ISO granted to a person, who, at the time the ISO was granted, owned stock possessing more than 10% of the combined voting power of all classes of our share capital, may not be more than five (5) years from the date of the grant of the award.

         Under the Amended Plan, if the employment, director or consultant relationship of a grantee with us terminates for cause, the grantee's right to exercise the option will expire upon the termination of such relationship. If the employment, director or consultant relationship of a grantee with us terminates without cause, all options then exercisable may be exercised within six months of the date of such termination or such shorter period as may be specified in the award agreement. Any ISO granted under the Amended Plan, if not exercised within the time period provided by law for the exercise of ISOs following the termination of a grantee's employment with us, shall automatically convert to a NQSO thereafter. If the termination of a grantee's employment, director or consultant relationship with us is (i) by reason of death or (ii) by reason of disability, all options then exercisable may be exercised by such grantee, such grantee's estate or by a person who acquired the right of exercise of such options by bequest or inheritance or otherwise by reason of death or disability of such grantee, at any time within a period not less than 12 months (but in no event later than the expiration date of the options) after the date of such termination.

         Under the Amended Plan, our board may at any time terminate, suspend, or amend the Amended Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The Amended Plan will expire in February 2010.

         C.   Board Practices

         During the year 2002, our board met in person or passed resolutions by unanimous written consent 17 times. No director attended fewer than 75% of all the meetings of our board and its committees on which he or she served after becoming a member of our board.

         Our board has one active committee, the audit committee. Our board has also maintained a compensation committee, but as discussed below, that committee currently does not have the requisite number of members as required by its charter and has, therefore, been inactive. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

         At the beginning of 2002, our audit committee consisted of Mary Nee, Kathy Xu and Michael Tong. Ms. Nee and Ms. Xu stepped down from that committee on May 15 and June 5, 2002, respectively (Ms. Nee later resigned from our board in July 2002 and Ms. Xu resigned from our board at the same time she resigned from the audit committee). John Lau filled the vacancy on the audit committee created by Ms. Nee's resignation, and Ronald Lee initially replaced Ms. Xu on the audit committee until Michael Leung was appointed to our board and audit committee on July 11, 2002. Mr. Lau subsequently resigned from our board and audit committee on March 14, 2003, and Joseph Tong was appointed to fill both vacancies. Finally, on June 25, 2003, Michael Tong became an executive director of our company at which time he stepped down from the audit committee but remained a member of our board. On that same day, Donghua Ding was appointed to our board and the audit committee. Our audit committee is currently comprised of Joseph Tong, Michael Leung and Donghua Ding. In 2002, our audit committee held six formal meetings.

         Each member of our audit committee satisfies the "independence" requirements of the National Association of Securities Dealers' listing standards. The audit committee reports to our board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls.

         We have not entered into any service contracts or other arrangements providing for benefits upon termination with our non-executive directors.

Compensation Committee Interlocks and Insider Participation

     At the beginning of 2002, our compensation committee was comprised of Michael Tong, Mary Nee and Kathy Xu. Ms. Nee and Ms. Xu resigned from this committee on May 15, 2002 and June 5, 2002, respectively, and to date, the vacancies have not been filled. The charter for the compensation committee requires that it have at least two members, and accordingly, the compensation committee has been inactive and held no meetings in 2002.

     Prior to it becoming inactive, the compensation committee's functions were to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviewed bonus and stock compensation arrangements for all of our other employees. These duties have been performed by our full board of directors since the compensation committee became inactive.

     No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

     D.   Employees

     At December 31, 2000, 2001 and 2002, we had 283, 327 and 398 employees, respectively. As of May 31, 2003, we had 471 employees, including 95 in the content department, 46 in technology, 49 in sales, 5 in marketing, 3 in business development, 1 in e-commerce, 39 in customer service, 21 in accounting, 1 in investor relations, 11 in administration, 4 in human resources, 20 in product development, 1 in the corporate solution and service department, 74 in wireless services and 101 in game development. None of our employees are represented by a labor union.

     E.   Share Ownership

     The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2003 by:

     . all persons who are beneficial owners of five percent or more of our ordinary shares,
     .   each of our directors,
     . our current Acting Chief Executive Officer, our Chief Financial Officer, our Executive Director and our former Chief Technology Officer (referred to below as the Named Executive Officers), and
     .   all current directors and executive officers as a group.

     As of May 31, 2003, 3,139,337,789 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

     As of May 31, 2003, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 14,186,267 ADSs were outstanding, of which 14,185,867 ADSs were held by 13 U.S. holders of record.

                                                                                          Number of Shares
                                                                                         Beneficially Owned
                                                                                   -------------------------------
                                     Name                                             Number          Percentage
--------------------------------------------------------------------------------   -------------------------------
5% Shareholders
Shining Globe International Limited/William Ding (1) ...........................     1,683,611,900          53.6%
        Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng
        District, Beijing, People's Republic of China

Yongping Duan and Xin Liu ......................................................       205,000,000           6.5%
        1706 Rada Road
        City of Industry, CA 91745

Named Executive Officers and Directors (2)
Jack Xu (3) ....................................................................        32,136,900           1.0%
Denny Lee ......................................................................              ----              *
Ted Sun (4) ....................................................................        33,700,000           1.1%
Michael Tong ...................................................................              ----              *
Donghua Ding ...................................................................              ----              *
Ronald Lee .....................................................................              ----              *
Michael Leung ..................................................................              ----              *
Joseph Tong ....................................................................              ----              *

All current directors and executive officers
 as a group (8 persons) (5) ....................................................     1,717,311,900          54.7%
                                                                                     =============          ====

____________
       *        Less than 1%

(1) Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Architect and a director.
(2) The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China 100738.
(3) Mr. Xu resigned from our company in June 2002. The shares listed represent all shares that were issued to Mr. Xu pursuant to his exercise of certain stock options following his resignation. Based on a review of public filings with the SEC, we cannot determine whether Mr. Xu still holds such shares or has acquired any additional shares in our company.
(4) Includes 6,600,000 shares subject to stock options exercisable within 60 days of May 31, 2003. These options have the following features: (i) 6,000,000 of the options have an exercise price of US$0.007 per ordinary share and an expiration date of July 6, 2005 and (ii) 600,000 of the options have an exercise price of US$0.10 per ordinary share and an expiration date of February 1, 2005.
(5) Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 6,600,000 shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2003.

Item 7.       Major Shareholders and Related Party Transactions

        A.    Major Shareholders

        Please refer to Item 6. "Directors, Senior Management and
        Employees--Share Ownership."

        B.    Related Party Transactions

        Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou Netease Computer System Co., Ltd.'s, or Guangzhou Netease, fixed and intangible assets and existing Internet applications, services and technologies were acquired by Netease Information Technology (Beijing) Co., Ltd., or Netease Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou Netease, which is 80% owned by our founder, Chief Architect, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

        NetEase and Netease Beijing entered into a series of agreements with Guangzhou Netease, Guangyitong Advertising and the shareholders of Guangzhou Netease and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou Netease and Guangyitong Advertising, and Guangzhou Netease and Guangyitong Advertising operate the NetEase Web sites and our online advertising business. We do not believe NetEase and Netease Beijing could have obtained these agreements, taken as a whole, from unrelated third parties. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Guangzhou Netease is one of a limited number of companies in China to have secured approval from the Guangzhou telecommunications administrative authorities to engage in the Internet content provider business. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou Netease and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, except for the Domain Names License Agreement between NetEase and Guangzhou Netease which has a term of five years, and the Operating Agreement among Netease Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years. In addition, the Voting Rights Trust Agreement among Netease Beijing and William Ding and Bo Ding (William Ding's brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

        . Domain Name License Agreement between NetEase and Guangzhou Netease. NetEase granted Guangzhou Netease the right to use the domain names "netease.com," "163.com," "126.com," "yeah.net" and "nease.net" on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

        . Copyright License Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing granted Guangzhou Netease the right to use Netease Beijing's Web page layout in China for a royalty of RMB10,000 per year. Netease Beijing may waive this fee in the future.

        . Trademark License Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing granted Guangzhou Netease a license to use Netease Beijing's registered trademarks on the NetEase Web sites in China for license fees of RMB10,000 per year. Netease Beijing may waive this fee in the future.

        . Exclusive Technical Services Master Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing provides Guangzhou Netease with technical services for the operation of the NetEase Web sites, including:

             - server maintenance;

             - server application software development;

             - Internet application software development;

             - training; and

             - e-commerce related services.

             Guangzhou Netease pays monthly service fees to Netease Beijing based on the actual operating circumstances of the parties. Netease Beijing may unilaterally adjust such fees. Netease Beijing is Guangzhou Netease's exclusive provider of these services.

             Netease Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou Netease.

        . Exclusive Consulting and Services Agreement between Netease Beijing and Guangyitong Advertising. Netease Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase Web sites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase Web sites, and Netease Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to Netease Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising's advertising revenue, net of the related business tax and cultural development fee. Netease Beijing may unilaterally adjust such fees. Netease Beijing will be Guangyitong Advertising's exclusive provider of these services. The initial term of this agreement is 10 years from February 3, 2000.

        . Exclusive Advertising Agency Agreement between NetEase and Guangzhou Netease. Guangzhou Netease appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou Netease in markets outside of China. NetEase pays Guangzhou Netease 10% of the total advertising revenue under this agreement per month.

        . Online Advertising Agreement between Guangzhou Netease and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou Netease sells all of the banner space on the NetEase Web sites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by

             Guangyitong Advertising. Guangyitong Advertising pays Guangzhou Netease RMB 10,000 per year. Guangzhou Netease may waive this fee in the future. The initial term of this agreement is 10 years from February 3, 2000.

        . Trademark Transfer Agreement between Guangzhou Netease and Netease Beijing. Guangzhou Netease has agreed to transfer its registered trademarks to Netease Beijing.

        . Supplemental Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou Netease's consent and may not provide technical service to any third party.

        . Operating Agreement among Netease Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of Netease Beijing.

             The parties have agreed that upon Netease Beijing's determination and at any time when Netease Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, Netease Beijing will acquire all of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

             Netease Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

             The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from Netease Beijing, they will appoint or terminate Guangyitong Advertising's board members, General Manager, Chief Financial Officer and other senior officers.

             Netease Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000.

        . Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and Netease Beijing. Bo Ding irrevocably appoints Netease Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou Netease to irrevocably appoint Netease Beijing to represent Guangzhou Netease to exercise all the voting rights to which Guangzhou Netease is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

        . Termination Agreements between Netease Beijing and Guangzhou Netease. Netease Beijing and Guangzhou Netease terminated previously existing contracts related to Netease Beijing's rights with respect to the operation of Guangzhou Netease, the lease of equipment from Netease Beijing to Guangzhou Netease and the sublease of leased lines from Netease Beijing to Guangzhou Netease. Under the Termination Agreements, Netease Beijing agrees to provide without charge to Guangzhou Netease equipment related to the operation of Internet information services.

        . Agreement between Netease Beijing and Guangzhou Netease. Netease Beijing agrees to pay the operating costs of Guangzhou Netease.

        . Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou Netease, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou Netease or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board.

        Voting Arrangement. The News Corporation Limited had the right to nominate one director to our board of directors, and certain of our shareholders holding a majority of our outstanding shares, including our largest shareholder, Shining Globe, were obligated to vote their shares in favor of the appointment of its nominated director. However, The News Corporation's right to nominate one director and certain of our shareholders', including Shining Globe's, agreement to vote their shares in favor of the director nominated by The News Corporation irrevocably terminated in March 2003 when its share ownership fell below 4.25% of our total issued and outstanding share capital.

        Co-Sale Rights. Under the terms of the investors' rights agreement among The News Corporation, Shining Globe and certain other shareholders, The News Corporation had the right, at its option, to sell its shares if Shining Globe proposed to sell any of its shares, on the same terms and conditions as Shining Globe. This right also irrevocably terminated in March 2003 because its share ownership fell below 4.25% of our total issued and outstanding share capital.

        Strategic Alliance with The News Corporation. In March 2000, we issued 2,560,556 of our Series B preference shares to Best Alliance Profits Limited, a company controlled by The News Corporation Limited, in exchange for US$35 million in cash together with on-air advertising and promotional services. In connection with this issuance, we entered into an agreement with News Digital Ventures, an affiliate of The News Corporation Limited, which provides for cooperation between us and The News Corporation. As part of the consideration for the issuance of our Series B preference shares, The News Corporation and its affiliates agreed to provide us with on-air advertising and promotional inventory with a value of US$5 million on The News Corporation's media properties, including Channel [V], ESPN Star Sports, Phoenix TV and STAR TV. We agreed to use at least US$1 million of the inventory within one year, and at least US$2 million in each of the next two years. As of March 31, 2003, we had used US$3 million of the inventory and, pursuant to a supplemental agreement with The News Corporation, we are now entitled to use the remaining US$2 million of the inventory by March 28, 2004. In addition, The News Corporation and its affiliates agreed to spend US$5 million on on-line advertising on the NetEase Web sites of which US$1 million had been spent as of March 31, 2003. In accordance with our supplemental agreement, they are obligated to spend the remaining amount by March 28, 2004.

        All other aspects of our strategic cooperation agreement with The News Corporation terminated in March 2003.

     Share Transfers to Certain Senior Management Personnel and Key Employees. In 1999, Shining Globe International Limited, which is 100% owned by William Ding, our founder, Chief Architect, majority shareholder and a director, agreed to transfer an aggregate of 109,694,200 ordinary shares to certain senior management personnel and key employees. These share transfers were effected in January 2000. The share transfer commitments were made to provide incentives to senior management personnel and key employees to join our company. The fair market value of these shares as of the date of such agreement (RMB45.4 million or US$5.5 million) was charged to our earnings in 1999 as share compensation costs in accordance with U.S. GAAP, with a corresponding increase in additional paid-in capital. Furthermore, in March 2000, January 2001, January 2002 and January 2003, William Ding transferred 1,945,200, 8,757,100, 4,609,000 and
4,609,000 shares, respectively, to certain employees. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

     Except for the voting arrangements described above, our major shareholders do not have different voting rights than any of our other shareholders.

     Loans and Advances. We have entered into loan agreements with four related parties, the proceeds of which were used to purchase our ADSs, in the aggregate principal amount of approximately US$777,000. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of March 31, 2003, US$667,000 of the outstanding principal amount had been repaid. Although we have attempted to recover the remaining unpaid balance of these loans, we can provide no assurance that we will be able to recover such amount. In addition, we loaned US$250,000 to a former employee of our company pursuant to an oral arrangement, which was repaid in full in January 2003. We previously made full provision for these loans in our audited financial statements for the year 2001, which impacted our statement of operations in that period. The amounts repaid in 2003 discussed above were reflected in our statement of operations for the first quarter of 2003.

     We also loaned US$235,000 to William Ding, our founder, Chief Architect, majority shareholder and a director. This loan was repaid in full in March 2003.

     Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main Web site and our corporate Web site and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. BEENET also placed advertisements on the NetEase Web sites in 2001.

     C.   Interests of Experts and Counsel

          Not applicable.

Item 8.   Financial Information

     A.   Consolidated Statements and Other Financial Information

     See Item 18. "Financial Statements" for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

     Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering (Merrill Lynch, Pierce, Fenner & Smith, Inc., Deutsche Bank Securities, Inc., Chase Securities, Inc., Salomon Smith Barney, Inc. and UBS Warburg LLC) as defendants. These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements.

     On August 29, 2002, the parties to the above-referenced litigation entered into a Memorandum of Understanding for the settlement of this litigation. Subsequently, the plaintiffs in this litigation conducted confirmatory discovery to determine if the settlement is fair, reasonable and adequate. The discovery has been completed, and on January 31, 2003, the parties entered into a Stipulation and Agreement of Settlement. The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased the Company's American Depositary Shares during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court held a hearing where it gave its final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million. Potential members of the class no longer have the right to opt out of this settlement and pursue their own claims.

Dividend Policy

     We have never declared or paid any cash dividends on our ordinary shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

     B.   Significant Changes

     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.   The Offer and Listing

     Not applicable except for Item 9.A.4. and Item 9.C.

     American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq National Market since June 30, 2000. Our ADSs trade under the symbol "NTES." Trading in our ADSs was suspended by the Nasdaq National Market from September 4, 2001 until January 2, 2002 during Nasdaq's investigation into the circumstances which necessitated the restatement of our 2000 financial statements.

     For the year ended December 31, 2000 (June 30, 2000 through December 31,
2000), the high and low price of our ADSs on Nasdaq has ranged from $17.25 to $2.75. For the year ended December 31, 2001 (January 1, 2001 through September 4, 2001), the high and low price of our ADSs on Nasdaq has ranged from $3.28125 to $0.51. For the year ended December 31, 2002, the high and low price of our ADSs on Nasdaq has ranged from $13.74 to $0.65.

     The following table provides the high and low prices for our ADSs on the Nasdaq National Market for (1) each quarter in the two most recent financial years and the most recent quarter and (2) each of the most recent six months.

                                                                  Sales Price
                                                          High                  Low
                                                    ---------------------------------------
        Quarterly highs and lows
            First Quarter 2001                        $ 3.28125              $ 1.00
            Second Quarter 2001                       $ 2.45                 $ 1.12
            Third Quarter 2001 (until                 $ 1.55                 $ 0.51
            September 4, 2001)

            Fourth Quarter 2001                              Trading Suspended
            First Quarter 2002                        $ 1.47                 $ 0.65
            Second Quarter 2002                       $ 1.57                 $ 0.67
            Third Quarter 2002                        $ 3.65                 $ 1.40
            Fourth Quarter 2002                       $13.74                 $ 1.80
            First Quarter 2003                        $17.90                 $10.11

        Monthly highs and lows
            December 2002                             $13.74                 $ 7.65
            January 2003                              $17.90                 $11.40
            February 2003                             $15.83                 $11.41
            March 2003                                $17.72                 $10.11
            April 2003                                $23.40                 $14.34
            May 2003                                  $33.80                 $21.00

Item 10.  Additional Information

     A.   Share Capital

          Not applicable.

     B.   Memorandum and Articles of Association

     The following presents a description of the terms and provisions of our restated memorandum and articles of association. Our articles of association were amended pursuant to a special resolution passed by more than two-thirds of our shareholders on June 5, 2003 to remove the provisions related to the composition, duties and operations of the audit committee of our board of directors (articles numbered 114 to 117 (inclusive)). Our audit committee is now governed by a board-approved charter which is not part of our articles of association. Our restated memorandum and articles of association are incorporated by reference as noted in Item 19 and the above-referenced amendment is attached to this annual report as Exhibit 1.3.

     General

     We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2003 Revision), or the Companies Law. Our corporate objectives and purpose are unrestricted.

     Directors

     A director may vote in respect of any contract or transaction in which he is interested provided however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

     The directors may determine remuneration to be paid to the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

     There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

     Rights, Preferences and Restrictions of Ordinary Shares

     General. All of our outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

     Dividends. The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors.

     Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy.

     Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name. Holders of the ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

     Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

     Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

     Redemption of Shares. We may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution.

     Variations of Rights of Shares

     All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

     General Meetings of Shareholders

     The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advanced notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

     Limitations on the Right to Own Shares

     There are no limitations on the right to own our shares.

     Limitations on Transfer of Shares

     There are no provisions in our restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

     Disclosure of Shareholder Ownership

     There are no provisions our restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

     Changes in Capital

     We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

     (a) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

     (b) sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our restated memorandum of association, subject nevertheless to the provisions of Section 12 of the Companies Law;

     (c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

     We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

     Differences in Corporate Law

     The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to NetEase.com and the laws applicable to companies incorporated in the United States and their shareholders.

     Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

     .    the statutory provisions as to majority vote have been complied with;

     . the shareholders have been fairly represented at the meeting in question;

     .    the arrangement is such as a businessman would reasonably approve; and

     . the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

     When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

         If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

         Shareholders' Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

         .    a company is acting or proposing to act illegally or ultra vires;

         . the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

         . the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

         . those who control the company are perpetrating a "fraud on the minority."

         Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company's organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

         Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

         C.   Material Contracts

         We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Form 20-F.

         D.   Exchange Controls

         China's government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

         Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

         Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

         Currently, foreign investment enterprises are required to apply to SAFE for "foreign exchange registration certificates for foreign investment enterprises." With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

         E.   Taxation

         The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the purchase, ownership or sale of our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder Asia, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualifications herein, it represents the opinion of Morrison & Foerster LLP, our special U.S. counsel.

Cayman Islands Taxation

         The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

         The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, ownership or sale of our shares or ADSs (collectively referred to in this section as the "shares"). This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated under the Code and published administrative rulings and pronouncements and judicial decisions, all as of the date hereof. We cannot assure you that future legislation, administrative rulings or court decisions will not modify the conclusions set forth in this summary, possibly with retroactive effect. Except as specifically set forth herein, this discussion deals only with investors that hold our shares as capital assets within the meaning of Section 1221 of the Code and that have the U.S. dollar as their functional currency, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

         .    banks and financial institutions;

         .    insurance companies;

         .    broker dealers;

         .    traders that elect to mark to market;

         .    tax-exempt entities;

         .    persons liable for alternative minimum tax;

         . persons holding a share as part of a straddle, hedging, conversion, constructive sale or integrated transaction; or

         . holders that actually or constructively own 10% or more of our voting stock.

         This discussion is of a general nature only and beneficial owners of the shares are urged to consult their tax advisors about the United States federal, state, local and foreign tax consequences to them of the purchase, ownership and sale of the shares.

         The discussion below of the United States federal income tax consequences to "U.S. Holders" will apply if you are the beneficial owner of the shares and you are:

         .    a citizen or resident of the United States;

         . a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

         . an estate whose income is subject to United States federal income taxation regardless of its source;

         . a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons; or

         . a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a "Non-U.S. Holder." Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

         The Cayman Islands, where we are incorporated, is not a party to any double tax treaty with the United States.

U.S. Holders

   Taxation of Dividends and Other Distributions on the Shares

         Subject to the passive foreign investment company rules discussed below, which may apply to you, all our distributions to you with respect to the shares, other than certain pro rata distributions of the shares, will be includible in your gross income as ordinary dividend income when you receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

         Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that you receive the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income when you receive the dividend and the amount that you receive when you actually exchange the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute to you non-cash property, you will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

         Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the shares will be "passive income" or, in the case of certain U.S. Holders, "financial services income." Special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Holder that (i) has held the shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the shares in arrangements in which the U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares.

         You will not be eligible for a foreign tax credit against your U.S. federal income tax liability for taxes paid by us that are deemed under Chinese law to have been paid by our shareholders.

         Distributions to you of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to United States federal income tax. The basis of your new shares or rights so received will be determined by allocating your basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15% of the fair market value of the old shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. Your holding period in the new shares or rights will generally include the holding period of the old shares on which the distribution was made.

        For U.S. federal income tax purposes, the holders of our ADSs will be treated as the beneficial owners of the ordinary shares represented by those ADSs.

   Taxation of Disposition of Shares

         Subject to the passive foreign investment company rules discussed below, which may apply to you, you will recognize taxable gain or loss on any sale or exchange of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the share. The gain or loss will be capital gain or loss. If you are an individual who has held the share for more than one year, you will be eligible for reduced rates of taxation (generally 15%). You may deduct any loss resulting from the sale or exchange of a share only against other capital gains. If you are an individual, up to US$3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

   Passive Foreign Investment Company

         We believe we were a passive foreign investment company for United States federal income tax purposes for the taxable years ended on December 31st of 2000, 2001 and 2002, and we cannot be certain whether we will be treated as a passive foreign investment company for the taxable year ending on December 31st of 2003. U.S. Holders who owned shares during any taxable years during which we were a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for the 2003 taxable year and any subsequent years, although a shareholder election, described below, to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to U.S. Holders who acquire the shares during the 2003 or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in the 2003 taxable year.

         A company is considered a passive foreign investment company for any taxable year if either

         .    at least 75% of its gross income is passive income, or

         . at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

         The determination that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years is based on our valuations of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the average of the quarterly selling prices of the shares for the relevant year and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service, or IRS, will challenge the valuation of our goodwill, which may result in it becoming even more likely that we would be classified as a passive foreign investment company for the 2000, 2001, 2002 and 2003 taxable years as well as for subsequent years. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

         We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

         If we are a passive foreign investment company for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules

         . the excess distribution or gain will be allocated ratably over your holding period for the shares,

         . the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

         . the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

         If you held shares during any of the 2000, 2001 and 2002 taxable years when we were likely a passive foreign investment company, then we will continue to be treated as a passive foreign investment company with respect to your shares, even if we are no longer by definition a passive foreign investment company. You may terminate this deemed passive foreign investment company status by making a "deemed sale" election under Section 1298(b)(1) of the Code. If you make a deemed sale election, you will recognize gain (if any) on the deemed sale of the shares on the last day of the last taxable year in which we qualified as a passive foreign investment company. The result of this election is: (1) your tax basis in the shares will increase by the amount of gain recognized; (2) you will start a new holding period with respect to the shares (for passive foreign investment company purposes only); and (3) you will no longer be subject to the excess distribution rules discussed immediately above with respect to the shares. The deemed sale election is made on IRS Form 8621 part of an amended income tax return for your taxable year that includes the date on which we cease to qualify as a passive foreign investment company.

         If we are a passive foreign investment company, you may avoid taxation under the excess distribution rules discussed two paragraphs above by making a "qualified electing fund" election to include your share of our income on a current basis. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

         Alternatively, a U.S. Holder of "marketable stock" in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed three paragraphs above. If you make a mark-to-market election for the shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in such shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

         The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to you unless our ADSs are delisted from the Nasdaq National Market and do not subsequently become regularly traded on the Nasdaq SmallCap Market or other qualified exchange or market.

         If you hold shares in any year in which we are a passive foreign investment company, you would be required to file IRS Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

Non-U.S. Holders

         If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.

         You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.

         Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder except for the rules regarding passive foreign investment companies. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange or redemption of shares paid within the U.S. (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 28% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability provided that the appropriate returns are filed.

         A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Enforcement of Civil Liabilities

         We are incorporated in the Cayman Islands because of the following benefits found there:

         .   political and economic stability;

         .   an effective judicial system;

         .   a favorable tax system;

         .   the absence of exchange control or currency restrictions; and

         .   the availability of professional and support services.

         However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

                  (1) the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

                  (2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

         Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

         A substantial portion of our current operations is conducted in China through NetEase Beijing, our wholly-owned Chinese subsidiary. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

         Maples and Calder Asia, our counsel as to Cayman Islands law, and Commerce & Finance Law Office, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

                  (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

                  (2) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

         Maples and Calder Asia has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

         Commerce & Finance Law Office has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

         F.       Dividends and Paying Agents

                  Not applicable.

         G.       Statement by Experts

                  Not applicable.

         H.       Documents on Display

         We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our ADSs.

         We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

         Our financial statements have been prepared in accordance with U.S.
GAAP.

         We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

         I. Subsidiary Information

            Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

      Please refer to Item 5. "Operating and Financial Review and Prospects-- Quantitative and Qualitative Disclosures About Market Risk."

Item 12.    Description of Securities Other than Equity Securities

            Not Applicable.

                                     PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

            Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

         The following "Use of Proceeds" information relates to the registration statement on Form F-1 (File No. 333-11724) (the "Registration Statement") for our initial public offering of 4,500,000 American Depositary Shares, each representing 100 of our ordinary shares, for an aggregate offering price of US$69.75 million. Our Registration Statement was declared effective by the Commission on June 29, 2000.

         We received net proceeds of approximately US$64.9 million from our initial public offering (taking into account underwriting discounts of US$4.88 million, but not taking into account transaction expenses of approximately US$2.7 million). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

         From the effective date of the Registration Statement to July 6, 2000, we did not use any of the proceeds from our initial public offering. Since July 6, 2000, we have used the net proceeds from our initial public offering to satisfy past indebtedness and reduce our accounts payable and to fund expenses primarily for marketing, employee compensation, and capital expenditures.

       Merrill Lynch Far East Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Chase Securities Inc., Salomon Smith Barney Inc., and UBS Warburg LLC were the underwriters for our initial public offering.

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

       Ted Sun, our Acting Chief Executive Officer, and Denny Lee, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the date of this report and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and regulations.

Changes in Internal Controls

       No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Item 16.    [Reserved]

                                    PART III

Item 17.    Financial Statements

       The Company has elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

       The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.    Exhibits

 Exhibit
 Number                           Document
 ------                           --------

  1.1 Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

  1.2 Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

  1.3 Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003

2.1 Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2 Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1 Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15,
         2000)

4.1 1999 Stock Incentive Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.2 Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.3 Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.4 Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated May 1, 2003

4.5 Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee

4.6 Employment Agreement dated September 11, 2001 between NetEase.com, Inc. and Ted Sun (incorporated by reference to Exhibit 4.6 from the company's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on June 21,
         2002)

4.7 Employment Agreement dated June 25, 2003 between NetEase.com, Inc. and Michael Tong

4.8 Asset Purchase Agreement dated September 1, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9 Supplemental Agreement to Asset Purchase Agreement dated as of September 24, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.5 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10 Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.11 Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 from the company's Registration Statement on

         Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12 Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13 Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.14 Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.15 Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement, each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit
         4.14 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.16 Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit
         10.12 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.17 Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit
         4.16 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.18 Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19 Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20 Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and

         Exchange Commission on May 15, 2000)

4.21 Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.22 Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.23 Amended and Restated Investors' Rights Agreement, dated March 28, 2000 among NetEase.com, Inc., Baring Asia Private Equity Investments XI Limited, The Goldman Sachs Group, Inc., Softbank China Venture Investments No. 1 Limited, Best Alliance Profits Limited and Shining Globe International Limited (incorporated by reference to Exhibit 10.16 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.24 Tenancy Agreement dated October 31, 2002 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Oriental Plaza Co., Ltd.

4.25 Strategic Cooperation Agreement dated March 23, 2000 between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 10.23 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.26 Amendment No. 1 dated June 22, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.26 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.27 Amendment No. 2 dated September 1, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.27 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.28 Letter Agreement dated as of February 24, 2003 regarding the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures

4.29 Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.30 Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.31 Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to
         Exhibit 10.42 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and

         Exchange Commission on May 15, 2000)

4.32 Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15,
         2000)

4.33 Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.34 Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.35 Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.36 Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit
         10.51 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.37 Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

8.1      Subsidiaries of NetEase.com, Inc.

10.1     Consent of PricewaterhouseCoopers, Independent Public Accountants

10.2     Consent of Maples and Calder Asia

10.3     Consent of Commerce & Finance Law Office

99.1     CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
         2002

99.2     CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
         2002

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        NETEASE.COM, INC.

                                        By: /s/ Ted Sun
                                           -------------------------------------
                                            Ted Sun
                                            Acting Chief Executive Officer

                                  CERTIFICATION

      I, Ted Sun, Acting Chief Executive Officer of NetEase.com, Inc., certify that:

      1. I have reviewed this annual report on Form 20-F of NetEase.com, Inc.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 26, 2003

By: /s/ Ted Sun
   ---------------------------
    Ted Sun
    Acting Chief Executive Officer

                                  CERTIFICATION

      I, Denny Lee, Chief Financial Officer of NetEase.com, Inc., certify that:

      1. I have reviewed this annual report on Form 20-F of NetEase.com, Inc.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 26, 2003

By: /s/ Denny Lee
   ------------------------------
    Denny Lee
    Chief Financial Officer

                                NETEASE.COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of independent public accountants .................................................................    F-2 - F3

Consolidated balance sheets at December 31, 2001 and 2002 .................................................         F-4

Consolidated statements of operations and comprehensive income (loss) for the years
         ended December 31, 2000, 2001 and 2002 ...........................................................   F-5 - F-6

Consolidated statements of shareholders' equity for the years ended
         December 31, 2000, 2001 and 2002 .................................................................   F-7 - F-8

Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002 ................  F-9 - F-10

Notes to the consolidated financial statements ............................................................ F-11 - F-36

Reports of Independent Public Accountants



To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows expressed in Chinese Renminbi ("RMB") present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of NetEase.com, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of NetEase.com, Inc. as of December 31, 2001 and for each of the two years ended December 31, 2000 and 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002.


/s/ PricewaterhouseCoopers

Beijing, People's Republic of China
April 7, 2003

The following report is a copy of a report previously issued by Arthur Andersen .. Hua Qiang and has not been reissued by Arthur Andersen . Hua Qiang

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have audited the accompanying consolidated balance sheets of NetEase.com, Inc. (a Cayman Islands corporation) as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001 expressed in Chinese Renminbi ("RMB"). These financial statements are the responsibility of NetEase. com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2000 and 2001 and the results of its operations and its cash flows for the years ended December 31, 1999, 2000 and 2001 in conformity with generally accepted accounting principles in the United States of America.

Without qualifying our opinion, we draw attention to Note 17 to the consolidated financial statements which indicates that the Company and certain of its current and former officers and directors are defendants of four substantially identical purported class action complaints alleging violations of the federal securities laws and committing securities fraud in the United States District Court for the Southern District of New York. At the present time, the Company cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.



ARTHUR ANDERSEN . HUA QIANG
Beijing, People's Republic of China
April 2, 2002

Consolidated Balance Sheets

                                                                  December 31,     December 31,     December 31,
                                                          Note        2001             2002             2002
                                                         ----------------------------------------------------------
                                                                       RMB              RMB              US$
Assets
Current assets:
   Cash                                                             479,608,534      560,069,711       67,641,269
   Restricted cash                                          4        90,308,448        1,208,305          145,931
   Temporary cash investments                                        45,521,300                -                -
   Prepayments and other current assets                     5         9,136,362        6,110,689          738,006
   Due from related parties, net of allowance for
     doubtful accounts of RMB7,447,775 and RMB8,703,307
     (US$1,051,124) at December 31, 2001 and 2002,
     respectively                                           6         2,290,204       22,448,509        2,711,173
                                                                ---------------------------------------------------
         Total current assets                                       626,864,848      589,837,214       71,236,379
Non-current rental deposit                                            1,087,487        1,065,912          128,733
Investment in convertible preference shares                 7         9,701,293                -                -
Property, equipment and software, net                       8        36,356,088       26,379,182        3,185,892
Deferred asset                                                          783,352                -                -
Deferred tax assets                                        11                 -        2,395,888          289,358
                                                                ---------------------------------------------------
Total assets                                                        674,793,068      619,678,196       74,840,362
                                                                ===================================================

Liabilities & Shareholders' Equity
Current liabilities:
   Short-term bank loans                                    9        84,000,000                -                -
   Accounts payable                                                  13,116,442        3,814,614          460,702
   Salary and welfare payable                              10         9,936,211       16,023,380        1,935,191
   Taxes payable                                           11         1,772,931        8,252,950          996,733
   Deferred revenue                                                           -          165,115           19,941
   Accrued liabilities                                     12        10,937,950       10,398,385        1,255,844
                                                                ---------------------------------------------------
         Total current liabilities                                  119,763,534       38,654,444        4,668,411
                                                                ---------------------------------------------------
Commitments and contingencies                              18
Shareholders' equity:
     Ordinary shares, US$0.0001 par value:
     1,000,000,000,000 shares authorized,
     3,024,175,192 shares issued and
     outstanding as of December 31, 2001, and
     3,100,162,537 shares issued and
     outstanding as of December 31, 2002                   14        2,503,626         2,566,543          309,969
Additional paid-in capital                                 14    1,044,889,829     1,049,651,354      126,769,488
Less: Subscriptions receivable                             13      (35,100,568)      (33,113,848)      (3,999,257)
Deferred compensation                                      15       (3,344,574)         (474,739)         (57,336)
Translation adjustments                                                217,327           228,910           27,646
Accumulated deficit                                               (454,136,106)     (437,834,468)     (52,878,559)
                                                                ---------------------------------------------------
         Total shareholders' equity                                555,029,534       581,023,752       70,171,951
                                                                ---------------------------------------------------
Total liabilities and shareholders' equity                         674,793,068       619,678,196       74,840,362
                                                                ===================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

                                                                               For the year ended December 31,
                                                                ---------------------------------------------------------------
                                                       Note         2000           2001                2002           2002
                                                       ----         ----           ----                ----           ----
                                                                    RMB            RMB                 RMB            US$
Revenues:
   Advertising services from related parties           6          30,067,477        14,163,952       34,209,376       4,131,567
   E-commerce and other services (including
      revenues of RMB1,094,859, RMB14,103,151
      and RMB 197,357,067 (US$23,835,395) from
      a related party in 2000, 2001 and 2002,
      respectively)                                    6, 16       2,455,834        14,103,151      197,357,067      23,835,395
   Software licensing and related integration
      projects                                                       450,350            33,218        1,002,025         121,018
                                                               ----------------------------------------------------------------
                                                                  32,973,661        28,300,321      232,568,468      28,087,980
Sales and value-added taxes                                       (2,476,444)       (2,274,784)     (11,627,216)     (1,404,253)
                                                               ----------------------------------------------------------------
Net revenues                                                      30,497,217        26,025,537      220,941,252      26,683,727
                                                               ----------------------------------------------------------------
Cost of revenues:
   Advertising, e-commerce and other services
      (including cost reimbursements to a
      related party of RMB2,098,127, RMB796,454
      and RMB 22,737,436 (US$2,746,067) in 2000,
      2001 and 2002, respectively)                     6         (38,738,335)      (60,058,488)     (69,769,449)     (8,426,262)
   Share compensation cost*                                       (1,171,084)                -       (1,908,125)       (230,450)
                                                               ----------------------------------------------------------------
Total cost of revenues                                           (39,909,419)      (60,058,488)     (71,677,574)     (8,656,712)
                                                               ----------------------------------------------------------------
Gross profit (Loss on revenues)                                   (9,412,202)      (34,032,951)     149,263,678      18,027,015
Operating expenses:
   Selling, general and administrative expenses
      (including cost reimbursements to a related
      party of RMB3,124,247, RMB1,884,823 and
      RMB5,542,383 (US$669,370) in 2000, 2001 and
      2002, respectively)                              6        (162,922,561)     (181,560,624)     (92,785,244)    (11,205,948)
   Asset impairment loss                                                   -        (2,766,543)        (746,857)        (90,200)
   Research and development expenses
      (including cost reimbursements to a
      related party of RMBnil, RMBnil and
      RMB1,346,824 (US$162,660) in 2000, 2001
      and 2002 respectively)                           6          (9,525,436)      (11,169,454)     (13,808,360)     (1,667,676)
   Share compensation cost*                                      (12,668,476)       (2,357,758)      (1,898,733)       (229,316)
   Class action settlement                                                 -                 -      (36,005,385)     (4,348,476)
                                                               ----------------------------------------------------------------
Total operating expenses                                        (185,116,473)     (197,854,379)    (145,244,579)    (17,541,616)
                                                               ----------------------------------------------------------------
Operating profit (loss)                                         (194,528,675)     (231,887,330)       4,019,099         485,399
Other income (expenses):
   Investments impairment loss                                             -        (8,924,381)               -               -
   Interest income                                                27,858,710        17,571,187        7,562,322         913,324
   Interest expense                                               (2,589,735)       (9,882,874)      (1,401,041)       (169,208)
   Other, net                                                         (9,099)          (40,516)       3,725,370         449,924
                                                               ----------------------------------------------------------------
Profit (Loss) before tax                                        (169,268,799)     (233,163,914)      13,905,750       1,679,439
Income tax benefit                                     11                  -                 -        2,395,888         289,358
                                                               ----------------------------------------------------------------
Net profit (loss)                                               (169,268,799)     (233,163,914)      16,301,638       1,968,797
                                                               ================================================================
Other comprehensive income (loss)
  Currency translation adjustments                                  (348,586)          565,913           11,583           1,399
                                                               ----------------------------------------------------------------
Comprehensive income (loss)                                     (169,617,385)     (232,598,001)      16,313,221       1,970,196
                                                               ================================================================

                                                                      For the year ended December 31,
                                                 Note        2000           2001            2002           2002
                                                 ----        ----           ----            ----           ----
                                                             RMB             RMB            RMB             US$
Net earnings (loss) per share, basic             17               (0.07)         (0.08)          0.01           0.01
                                                        =============================================================
Net earnings (loss) per ADS, basic                                (6.78)         (7.74)          0.53           0.06
                                                        =============================================================
Net earnings (loss) per share, diluted           17               (0.07)         (0.08)          0.01           0.01
                                                        =============================================================
Net earnings (loss) per ADS, diluted                              (6.78)         (7.74)          0.52           0.06
                                                        =============================================================
Weighted average number of ordinary shares      17
 outstanding, basic                                       2,497,467,200  3,013,419,400  3,051,395,100  3,051,395,100
                                                        =============================================================
Weighted average number of ADS outstanding,
 basic                                                       24,974,672     30,134,194     30,513,951     30,513,951
                                                        =============================================================
Weighted average number of ordinary shares      17
 outstanding, diluted                                     2,497,467,200  3,013,419,400  3,127,837,900  3,127,837,900
                                                        =============================================================
Weighted average number of ADS outstanding,
 diluted                                                     24,974,672     30,134,194     31,278,379     31,278,379
                                                        =============================================================
* Share compensation cost
   Cost of revenues - advertising, e-commerce    15
     and other services                                      (1,171,084)             -     (1,908,125)      (230,450)
   Selling, general and administrative expenses              (7,437,230)      (204,423)    (1,522,369)      (183,861)
   Research and development expenses                         (5,231,246)    (2,153,335)      (376,364)       (45,455)
                                                        -------------------------------------------------------------
                                                            (13,839,560)    (2,357,758)    (3,806,858)      (459,766)
                                                        =============================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

                                   Convertible preference shares       Ordinary shares           Additional      Subscriptions
                                   -----------------------------       ---------------
                                        Share        Amount          Share       Amount        paid-up capital     receivable
                                        -----        ------          -----       ------        ---------------     ----------
                                                      RMB                          RMB               RMB              RMB
Balance as of December 31,
  1999                               3,000,000        248,367    2,004,500,000    1,659,447       197,604,001               -

Series B preference shares
  issued for cash at US$15.62
  per share                          2,560,556        211,976                -            -       330,940,024     (41,390,508)

Cost of issuance of Series B
  preference shares                          -              -                -            -        (6,246,516)              -

Ordinary shares issued for cash
  at US$0.155 per share in
  initial public offering                    -              -      450,000,000      372,560       557,094,666      (6,439,401)

Cost of initial public offering              -              -                -            -       (62,289,780)              -

Automatic conversion of Series
  A preference shares to
  ordinary shares                   (3,000,000)      (248,367)     300,000,000      248,367                 -               -

Automatic conversion of Series
  B preference shares to
  ordinary shares                   (2,560,556)      (211,976)     256,055,600      211,976                 -               -

Share compensation cost                      -              -                -            -        39,402,963               -

Net loss                                     -              -                -            -                 -               -

Translation adjustments                      -              -                -            -                 -               -
                                     ----------     -----------  -------------    ---------     -------------     -----------
Balance as of December 31,
  2000                                       -              -    3,010,555,600    2,492,350     1,076,505,358     (47,829,909)

Collection of subscriptions
  receivable for Series B
  preference shares issued in
  2000                                       -              -                -            -                 -       6,289,940

Ordinary shares issued to a
  senior officer of the Company
  as compensation (see Note 14)              -              -       11,250,000        9,315         1,334,529               -

Ordinary shares issued for
  services to be provided by
  certain employees (see Note 14)            -              -        2,369,592        1,961           799,160               -

                                                       Retained
                                                       earnings                      Total
                                       Deferred      (Accumulated   Translation   shareholders'
                                     compensation      deficit)     adjustments      equity
                                     ------------      --------     -----------      ------
                                         RMB             RMB            RMB           RMB
Balance as of December 31,
  1999                               (11,743,182)    (51,703,393)            -    136,065,240

Series B preference shares
  issued for cash at US$15.62
  per share                                    -               -             -    289,761,492

Cost of issuance of Series B
  preference shares                            -               -             -     (6,246,516)

Ordinary shares issued for cash
  at US$0.155 per share in
  initial public offering                      -               -             -    571,027,825

Cost of initial public offering                -               -             -    (62,289,780)

Automatic conversion of Series
  A preference shares to
  ordinary shares                              -               -             -              -

Automatic conversion of Series
  B preference shares to
  ordinary shares                              -               -             -              -

Share compensation cost              (25,563,403)              -             -     13,839,560

Net loss                                       -    (169,268,799)            -   (169,268,799)

Translation adjustments                        -               -      (348,586)      (348,586)
                                     -----------    ------------    ----------   ------------
Balance as of December 31,
  2000                               (37,306,585)   (220,972,192)     (348,586)   772,540,436

Collection of subscriptions
  receivable for Series B
  preference shares issued in
  2000                                         -               -             -      6,289,940

Ordinary shares issued to a
  senior officer of the Company
  as compensation (see Note 14)         (739,265)              -             -        604,579

Ordinary shares issued for
  services to be provided by
  certain employees (see Note 14)       (555,914)              -             -        245,207

Consolidated Statements of Shareholders' Equity (cont'd.)

                           Convertible preference shares        Ordinary shares           Additional       Subscriptions
                           -----------------------------        ---------------
                               Share          Amount          Share         Amount      paid-up capital      receivable
                               -----          ------          -----         ------      ---------------      ----------
                                               RMB                            RMB              RMB               RMB
Share compensation cost                -               -              -              -      (33,749,218)               -

Provision for
  uncollectible
  subscriptions
  receivable                           -               -              -              -                -        6,439,401

Net loss                               -               -              -              -                -                -

Translation adjustments                -               -              -              -                -                -
                            ------------    ------------  -------------   ------------    -------------     ------------
Balance as of December
  31, 2001                             -               -  3,024,175,192      2,503,626    1,044,889,829      (35,100,568)

Collection of
  subscriptions
  receivable for Series
  B preference shares
  issued in 2000                       -               -              -              -                -        1,986,720

Ordinary shares issued
  to a senior officer of
  the Company as
  compensation (see Note
  14)                                  -               -     11,250,000          9,315           (9,315)               -

Ordinary shares issued
  for services to be
  provided by certain
  employees (see Note 14)              -               -     15,959,245         13,214          625,056                -

Ordinary shares issued
  upon exercise of
  employee options                     -               -     48,778,100         40,388        3,847,031                -

Share compensation cost                -               -              -              -          298,753                -

Net profit                             -               -              -              -                -                -

Translation adjustments                -               -              -              -                -                -
                            ------------    ------------  -------------   ------------    -------------     ------------
Balance as of December
  31, 2002                             -               -  3,100,162,537      2,566,543    1,049,651,354      (33,113,848)
                            ============    ============  =============   ============    =============     ============

                                              Retained
                                              earnings                       Total
                              Deferred      (Accumulated   Translation    shareholders'
                            compensation      deficit)     adjustments       equity
                            ------------      --------     -----------       ------
                                 RMB           RMB             RMB             RMB
Share compensation cost       35,257,190               -              -      1,507,972

Provision for
  uncollectible
  subscriptions                        -               -              -      6,439,401
  receivable

Net loss                               -    (233,163,914)             -   (233,163,914)

Translation adjustments                -               -        565,913        565,913
                            ------------    ------------  -------------   ------------
Balance as of December
  31, 2001                    (3,344,574)   (454,136,106)       217,327    555,029,534

Collection of
  subscriptions
  receivable for Series
  B preference shares
  issued in 2000                       -               -              -      1,986,720

Ordinary shares issued
  to a senior officer of
  the Company as
  compensation (see Note
  14)                            604,729               -              -        604,729

Ordinary shares issued
  for services to be
  provided by certain
  employees (see Note 14)        467,631               -              -      1,105,901

Ordinary shares issued
  upon exercise of
  employee options                     -               -              -      3,887,419

Share compensation cost        1,797,475               -              -      2,096,228

Net profit                             -      16,301,638              -     16,301,638

Translation adjustments                -               -         11,583         11,583
                            ------------    ------------  -------------   ------------
Balance as of December
  31, 2002                      (474,739)   (437,834,468)       228,910    581,023,752
                            ============    ============  =============   ============

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

                                                                   For the year ended December 31,
                                                 ---------------------------------------------------------------------
                                                       2000              2001             2002            2002
                                                 ---------------------------------------------------------------------
                                                        RMB              RMB              RMB              US$
Cash flows from operating activities:
   Net profit (loss)                               (169,268,799)     (233,163,914)     16,301,638        1,968,797
   Adjustments for:
     Depreciation                                     8,117,140        17,334,794      21,797,267        2,632,520
     Share compensation cost                         13,839,560         2,357,758       3,806,858          459,766
     Provision for doubtful debts                     1,584,452         7,105,038       3,254,783          393,090
     Write down of investment in convertible note             -         2,069,475               -                -
     Write down of investment in convertible
       preference shares                                      -         6,854,906               -                -
     Write down of property, equipment and
       software                                               -         2,766,543         746,857           90,200
     Provision for uncollectible subscriptions
       receivable                                             -         6,439,401               -                -
   Decrease in accounts receivable                    4,706,696           684,888               -                -
   (Increase) decrease in prepayments and other
     current assets                                  (6,056,428)        5,689,171       3,025,673          365,420
   Increase in due from related parties              (5,194,687)       (3,526,047)    (23,413,088)      (2,827,668)
   (Increase) decrease in deferred assets              (673,407)         (109,945)        783,352           94,608
   Increase in deferred tax assets                            -                 -      (2,395,888)        (289,358)
   Increase (decrease) in accounts payable            6,420,224         5,553,994      (9,301,828)      (1,123,409)
   (Decrease) increase in deferred revenue           (1,035,112)         (558,739)        165,115           19,941
   Increase in salary and welfare payable             4,862,634         3,204,174       6,087,169          735,165
   (Decrease) increase in taxes payable                (410,760)          765,827       6,480,019          782,610
   Increase (decrease) in accrued liabilities        18,083,907        (7,843,607)       (539,565)         (65,165)
   Increase (decrease) in due to related parties        371,279        (1,313,229)              -                -
                                                 ---------------------------------------------------------------------
   Net cash provided by (used in) operating
   activities                                      (124,653,301)     (185,689,512)     26,798,362        3,236,517
                                                 ---------------------------------------------------------------------
Cash flows from investing activities:
   (Increase) decrease in temporary cash
     investments                                              -       (45,521,300)     45,521,300        5,497,742
   Purchase of property, equipment and software     (33,970,794)      (21,095,334)    (12,567,218)      (1,517,781)
   Increase in investment in convertible note          (827,810)       (1,241,665)              -                -
   Investment in convertible preference shares      (16,556,199)                -               -                -
   Proceeds from disposal of convertible
     preference shares                                        -                 -       9,701,293        1,171,654
   (Increase) decrease in non-current deposit        (1,682,710)          595,223          21,575            2,606
                                                 ---------------------------------------------------------------------
Net cash provided by (used in) investing
   activities                                       (53,037,513)      (67,263,076)     42,676,950        5,154,221
                                                 ---------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from short-term bank loans              112,600,000       123,800,000               -                -
   Repayment of short-term bank loans                         -      (152,400,000)    (84,000,000)     (10,144,928)
   Proceeds from issuance of ordinary shares,
     net of RMB62,289,780 issuance costs and
     RMB6,439,401 subscriptions receivable in
     2000                                           508,738,045                 -               -                -

Consolidated Statements of Cash Flows (cont'd.)

                                                                           For the year ended December 31,
                                                          ---------------------------------------------------------------------
                                                                2000              2001             2002            2002
                                                          ---------------------------------------------------------------------
                                                                 RMB              RMB              RMB              US$
   Proceeds from issuance of Series A and Series B
     preference shares, net of issuance costs of
     RMB6,246,516 and RMB41,390,508
     subscriptions receivable in 2000                        283,514,976                 -               -                -
   Proceeds from issuance of ordinary shares
     upon exercise of employee options                                 -                 -       3,887,419          469,495
   Collection of subscriptions receivable for
     Series B preference shares issued in 2000                         -         6,289,940       1,986,720          239,942
                                                          ---------------------------------------------------------------------
   Net cash provided by (used in) financing
     activities                                              904,853,021       (22,310,060)    (78,125,861)      (9,435,491)
                                                          ---------------------------------------------------------------------
Effect of exchange rate changes on cash                         (348,586)          565,913          11,583            1,399
                                                          ---------------------------------------------------------------------
Net increase (decrease) in cash                              726,813,621      (274,696,735)     (8,638,966)      (1,043,354)
(Increase) decrease in restricted cash                      (136,052,705)       45,744,257      89,100,143       10,760,887
Cash, beginning of year                                      117,800,096       708,561,012     479,608,534       57,923,736
                                                          ---------------------------------------------------------------------
Cash, end of year                                            708,561,012       479,608,534     560,069,711       67,641,269
                                                          =====================================================================
Supplemental disclosures of cash flow
     information:
     Cash paid during the year for income taxes                        -                 -               -                -
                                                          =====================================================================
     Cash paid during the year for interest                    1,159,275         8,726,640       1,057,225          127,684
                                                          =====================================================================
Supplemental schedule of non-cash
     investing and financing activities:
     Compensation costs, arising from transfer
         of ordinary shares and issuance of stock
         options in the Company to employees
         and some non-employees of the
         Company (see Notes 14 and 15)                        13,839,560         2,357,758       3,806,858          459,766
                                                          =====================================================================

The accompanying notes are an integral part of these financial statements.

Notes to The Consolidated Financial Statements
(Amounts expressed in renminbi ("RMB"), unless otherwise stated)

1.  Organization and Nature of Operations

The Group

The accompanying consolidated financial statements include the financial statements of NetEase.com, Inc. (the "Company") and its controlled entities which consist of NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), NetEase (U.S.) Inc. ("NetEase US"), NetEase Interactive Entertainment Limited ("NetEase Interactive") and Guangzhou NetEase Interactive Entertainment Limited ("Guangzhou Interactive"). The Company and these controlled entities are hereinafter collectively referred to as the "Group".

The Company was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2002, the Company had four directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, NetEase US and NetEase Interactive. NetEase Beijing and Netease Shanghai were established in the People's Republic of China ("China") by the Company on August 30, 1999 and May 14, 2000, respectively. Netease US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands (the "BVI") by the Company on April 12, 2002. Guangzhou Interactive was established in China on October 15, 2002 by NetEase Interactive.

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services, and software licensing services. The Group's businesses were previously conducted by Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), a limited liability company established in China controlled by the principal shareholder of the Company. Pursuant to a reorganization under common control transaction which took place in September 1999 and related agreements, NetEase Beijing took over the business previously owned by Guangzhou NetEase.

The Group conducts its business within one industry segment - the business of developing and providing Internet-related advertising, e-commerce and other services, and software licensing services in China. The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; the need for financing; and the need for positive cash flows from operations.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet access, information and other online Internet services. Management is of the opinion that the Group's businesses comply with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group's businesses, financial condition and results of operations.

The Group has a limited operating history and as a result, the Group is subject to risks associated with early stage companies in new and rapidly evolving markets. As of December 31, 2002, the Group had an accumulated deficit of approximately RMB437.8 million.

Agreements with Guangzhou NetEase

The Group entered into a series of agreements with Guangzhou NetEase effective from year 2000. Under these agreements, the Group provides its Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase, and Guangzhou NetEase operates the NetEase Web sites. These services include:

..    use of domain names;
..    use of copyrighted Web page layout;
..    use of registered trademarks;
..    use of equipment; and
..    provision of technical and consulting services.

Under these agreements, substantially all of the income received by Guangzhou NetEase will be paid to NetEase Beijing. In addition, NetEase Beijing agreed to bear the operating costs of Guangzhou NetEase. Guangzhou NetEase is a related party because it is also controlled by the principal shareholder of the Company. The Group's businesses are dependent upon Guangzhou NetEase which operates the NetEase Web sites. Under the agreements with Guangzhou NetEase, the Group is to receive payments from Guangzhou NetEase for the technologies and services it provides. The effect of the accounting is that revenues that the Group records related to transactions with Guangzhou NetEase will not exceed the revenues that Guangzhou NetEase derives from unrelated parties. Transactions with Guangzhou NetEase are disclosed as related party transactions.

Agreements with Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising")

NetEase Beijing also entered into a series of agreements with Guangyitong Advertising and the ultimate owners of Guangyitong Advertising effective from year 2000. These agreements include:

..    a ten-year irrevocable proxy given by the ultimate owners of Guangyitong
     Advertising which allows NetEase Beijing to exercise all of the shareholder voting rights of Guangyitong Advertising;

..    an operating agreement providing for the following:

     - Guangyitong Advertising will appoint only those individuals nominated by NetEase Beijing as its senior management personnel;

     - the major decisions of Guangyitong Advertising have to be approved by NetEase Beijing, including those relating to financing; transfer of ownership interests, significant acquisitions, disposals or pledges of assets; and amendment and assignment of contracts;

     - NetEase Beijing has a commitment to purchase the assets and business of Guangyitong Advertising at their net book value once it obtains the approval from the Chinese Government to do so under Chinese law; and

     - NetEase Beijing will issue guarantees for the benefit of Guangyitong Advertising when considered necessary for Guangyitong Advertising's operations;

..    a ten-year exclusive consulting and technical services agreement providing for the following:

     - NetEase Beijing is the exclusive provider of technical consulting and related services to Guangyitong Advertising for all the advertisements which Guangyitong Advertising will receive and publish on the NetEase Web sites; and

     - NetEase Beijing will charge Guangyitong Advertising a monthly fee for the above services. The service fee may be unilaterally adjusted by NetEase Beijing such that NetEase Beijing may receive all of the profits and cash flows of Guangyitong Advertising;

..    an undertaking by the principal shareholder of the Company and the ultimate owners of Guangyitong Advertising that they will not vote in any shareholders' or directors' meetings of the Company on any amendments or supplements to the agreements with Guangyitong Advertising except as directed by the Company's board of directors.

Under these agreements, Guangyitong Advertising is fully dependent on the technical consulting and other services provided by NetEase Beijing to operate its online advertising business. Substantially all of the net profit earned by Guangyitong Advertising will be paid to NetEase Beijing. Guangyitong Advertising is a related party because it is also 80% owned by the principal shareholder of the Company. The financial statements of Guangyitong Advertising are not consolidated with those of the Group because of the majority equity interest that the principal shareholder of the Company has both in the Company and Guangyitong Advertising. Transactions with Guangyitong Advertising are disclosed as related party transactions.

2.  Principal Accounting Policies

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities. All significant transactions and balances between the Company and its controlled entities have been eliminated upon consolidation.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of those companies within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

..    recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;
..    recognition of compensation cost arising from grants of stock options and shares to the Company's employees, directors, consultants and advisory board members;
..    basis for revenue recognition; and

..    tax effects related to the above adjustments and recognition of deferred tax assets.

Revenue recognition

The Group has adopted the provisions of the Staff Accounting Bulletin 101, "Revenue Recognition", in its accounting policy on revenue recognition.

Advertising services

The Group derives its advertising services revenues principally from the fees earned from services provided to Guangyitong Advertising, a related party (see
Note 6).

The agreements entered into between NetEase Beijing and Guangyitong Advertising (see Note 1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising based on the recognition policy described below, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Therefore, the Group recognizes advertising services revenues from Guangyitong Advertising as the service revenues are earned based on the related service agreement (see Note 1) at the same time as Guangyitong Advertising recognizes its advertising revenues.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. Guangyitong Advertising's obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Revenues from barter transactions primarily relate to advertising services provided in the years ended 2000 and 2001. Effective from January 20, 2000, Guangyitong Advertising has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by Guangyitong Advertising only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2000, 2001 and 2002, the recognized revenues and expenses derived from barter transactions were approximately RMB0.7 million, RMB0.7 million and RMBnil, respectively. During the years ended December 31, 2000, 2001 and 2002, Guangyitong Advertising also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by Guangyitong Advertising for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

E-commerce and other services

The Group currently derives all its e-commerce and other services revenues from fees earned from services provided to Guangzhou NetEase, a related party (see
Note 6). The Company derives e-commerce and other services revenues from technical services provided to Guangzhou NetEase which operates the

NetEase Web sites for transactions conducted through the Internet. The agreements entered into between NetEase Beijing and Guangzhou NetEase (see Note
1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical services provided to Guangzhou NetEase such that all of the e-commerce and other services revenues recognized by Guangzhou NetEase based on the recognition policy described below will fully accrue to NetEase Beijing.

A substantial portion of the transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase represents wireless value-added services which are currently predominantly derived from activities related to short messaging services ("SMS"). Guangzhou Netease derives SMS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. SMS revenues recognized by Guangzhou Netease represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed.

Other transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase include online games, dating and friends matching, mail box, online shopping mall, auctions and revenue sharing from co-branded Web sites, etc.

Guangzhou NetEase recognizes its revenues from e-commerce and other services when the services are provided.

The Group recognizes services revenues from Guangzhou NetEase at the same time as Guangzhou NetEase recognizes its e-commerce and other services revenues.

Services provided to third parties during 2000 also included various short-term service contracts for construction of Web sites and market surveys, etc. Revenue was recognized upon completion of the respective total contract and acceptance by the customer.

Software and related integration projects

Software and related integration projects include the elements of licensing, services, and postcontract customer support ("PCS"). PCS, generally for one year or less and occasionally beyond one year, are generally in the form of hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing PCS are insignificant. Sufficient vendor-specific objective evidence does not exist to allocate the revenues from software and related integration projects to the separate elements of such projects.

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, revenues from software licensing and related integration projects under which the Group provides PCS for one year or less are recognized when the following criteria are met:

..    persuasive evidence of an arrangement;
..    delivery has occurred and services have been performed;
..    the sales amount is fixed or determinable; and
..    collectibility is probable.

Revenues from those projects under which the Group provides PCS that extend beyond one year are recognized ratably over the respective terms of the contracts. Warranty on the hardware in the related integration projects is substantially assumed by the original equipment vendors.

Deferred revenue

Deferred revenue represents prepayments by customers for services yet to be completed as of the balance sheet dates.

Cost of revenues

Costs of advertising, e-commerce and other services, including cost reimbursements to Guangzhou NetEase under the agreements with Guangzhou NetEase described in Note 1, consist primarily of staff costs of those departments directly involved in providing advertising and e-commerce and other services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2001 and 2002 are amounts denominated in United States dollars totaling US$56.3 million and US$50.7 million respectively (equivalent to approximately RMB466.0 million and RMB419.9 million respectively).

Temporary cash investments

As of December 31, 2002, there were no temporary cash investments. As of December 31, 2001, temporary cash investments represented time deposits placed with banks or other financial institutions with original maturities over three months.

Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, due from related parties, investment in convertible preference shares, short-term bank loans and accounts payable. As of the balance sheet dates, their estimated fair value approximated their carrying value.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers                                   3 years
Furniture and office equipment              5 years
Software                                    2-3 years
Vehicles                                    5 years
Leasehold improvements                      lesser of the term of the lease or
                                            the estimated useful lives of the
                                            assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

Impairment of long-lived assets

Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of January 1, 2002, the Group has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, the Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately, RMB61.6 million, RMB14.7 million and RMB2.4 million during the years ended December 31, 2000, 2001 and 2002, respectively.

Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

Translations of amounts from RMB into United States dollars ("USD") for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2002, or at any other certain rate.

Stock-based compensation

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

Stock-based employee compensation cost of RMB13.8 million, RMB2.4 million and RMB3.8 million in

2000, 2001 and 2002, respectively, is expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

                                                                    For the year ended December 31,
                                                       ----------------------------------------------------------
                                                                2000                2001              2002
                                                       ----------------------------------------------------------
Net income (loss):
  As reported                                                   (169,268,799)      (233,163,914)     16,301,638
  Less:  Additional Stock-based employee
         compensation expense determined
         under fair value based
         method for all awards,
         net of related tax effects                                 (622,882)        (8,057,740)       (223,046)
                                                       --------------------------------------------------------
  Pro forma                                                     (169,891,681)      (241,221,654)     16,078,592
                                                       ========================================================
Basic net earnings (loss) per ordinary share:
    As reported                                                        (0.07)             (0.08)           0.01
    Pro forma                                                          (0.07)             (0.08)           0.01
Diluted net earnings (loss) per ordinary share:
    As reported                                                        (0.07)             (0.08)           0.01
    Pro forma                                                          (0.07)             (0.08)           0.01

Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Net earnings (loss) per share ("EPS") and per American Depositary Share ("ADS")

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net profit (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Ordinary equivalent shares in the diluted EPS computation are excluded in net loss periods as their effect would be anti-dilutive. A total of 50,164,600, 66,845,749 and 24,972,000 stock options in 2000, 2001 and 2002, respectively were excluded from the computation of diluted earnings (loss) per share because either (i) the option's exercise price was greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

Net earnings (loss) per ADS has been computed by multiplying the net earnings
(loss) per share by 100, which is the number of shares represented by each ADS.

Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive may stop allocations to the general reserve if such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to selling, general and administrative expenses.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive have been in an accumulated loss position according to their PRC Statutory Accounts and no appropriations to statutory reserves have been made.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements

In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. The Group believes that the adoption of the related accounting measurement and recognition provisions will not have a material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 50", ("FIN 46"). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group has not yet completed its assessment of the accounting effects from FIN 46 upon adoption. Based upon the Group's initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou Netease may be subject to the requirements of FIN 46, and that the Group may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of the Group's involvement and when that involvement began, have already been included throughout the footnotes to the consolidated financial statements, particularly in Notes 1 and 6. The Group does not believe that consolidation of these entities will have a material impact on its net income but it is not able to estimate the maximum exposure to loss as a result of its involvement with these entities at present time. Historically, the Group has not incurred any net losses as a result of its involvement in these entities.

3.  Concentrations

Dependence on mobile phone operators

SMS revenues, which represent a substantial portion of the e-commerce and other services revenue of Guangzhou NetEase, are derived from co-operative arrangements with the two mobile phone operators in China. If the strategic relationship with either mobile phone operator is terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer the service, which would adversely affect the Group's businesses.

Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

Dependence on Guangzhou NetEase

The Group relies exclusively on Guangzhou NetEase, which has the approval to operate as an Internet content provider, for the operation of the NetEase Web sites.

Dependence on Guangyitong Advertising

All of the Group's advertising services revenues are derived from Guangyitong Advertising which has the approval to operate online advertising.

Credit risk

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services to businesses primarily in China. The Group generally does not require collateral for its accounts receivable.

4.  Restricted Cash

As of December 31, 2002, restricted cash represents USD denominated deposits in the amounts of US$0.1 million pledged as security money for renting office space. As of December 31, 2001, restricted cash represented USD denominated deposits pledged for renting office space and the Group's RMB denominated short-term bank loans of US$0.1 million and US$10.8 million respectively.

5.  Prepayments and Other Current Assets

                                     December 31,          December 31,
                                         2001                  2002
                                    -------------        --------------
Prepayments                             2,692,651             2,608,169
Interest receivable                     2,854,722               352,826
Employee advances                         100,535               375,069
Low-value consumables                   1,712,813               884,400
Rental deposits                           636,222             1,657,212
Other                                   1,139,419               233,013
                                    -------------        --------------
Total                                   9,136,362             6,110,689
                                    =============        ==============

6.  Related Party Transactions

During the years ended December 31, 2000, 2001 and 2002 the Group derived approximately RMBnil, RMB0.3 million and RMBnil, respectively, of advertising fees from shareholders of the Company.

During the years ended December 31, 2000, 2001 and 2002, the Group derived approximately RMB30.1 million, RMB14.2 million and RMB34.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 2000, 2001 and 2002, the Group derived approximately RMB1.1 million, RMB14.1 million and RMB197.4 million, respectively, of e-commerce and other services revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

During the years ended December 31, 2000 and 2001 and 2002, the Group reimbursed Guangzhou NetEase a total of approximately RMB5.2 million, RMB2.7 million and RMB29.6 million, respectively, for the costs of revenue and operating expenses associated with the NetEase Web sites.

Due from related parties represents amounts receivable from Guangyitong Advertising and Guangzhou NetEase for services performed and temporary advances to officers of the Group. The balances with related parties were unsecured, interest-free and repayable on demand. As of December 31, 2001 and 2002, the amounts due from related parties included amounts denominated in USD of US$0.5 million and US$0.2 million respectively (equivalent to approximately RMB3.9 million and RMB1.3 million respectively). All other related party balances are denominated in RMB.

7.  Investment in Convertible Preference Shares

                                                   December 31,     December 31,
                                                       2001             2002
                                                 --------------   --------------
Investment, at cost                                  16,556,199                -
Less: Investment impairment loss                     (6,854,906)               -
                                                 --------------   --------------
Net book value                                        9,701,293                -
                                                 ==============   ==============

As of December 31, 2001, investment in convertible preference shares represented an investment in 705,816 preference shares in a private Internet-based auction company at US$2.8336 per share.

According to a board resolution dated March 14, 2002 and an agreement entered into between the Company and the private auction company dated March 18, 2002, the private auction company repurchased from the Company all of the 705,816 convertible preference shares the Company acquired at a consideration of approximately US$1.2 million which is equivalent to approximately RMB9.7 million. Since the carrying value of the investment had already been written down to its net realizable value as of December 31, 2001, no gain or loss resulted from the disposal.

The Group had entered into a strategic co-operation agreement with the private auction company pursuant to which the Group and the private auction company established a co-branded auction Web site on the NetEase Web sites. According to the agreement, the Group was entitled to (i) a non-refundable upfront fee and
(ii) quarterly referral fees which are based on the number of click-throughs to the co-branded site with a minimum fee level on a quarterly basis. The agreement was for a term of two years commencing from the date of launch of the co-branded Web site on September 10, 2000. On June 25, 2002, both parties signed an agreement to terminate this strategic co-operation agreement whereby both parties agreed that apart from the non-refundable upfront fee and the four quarterly referral fees that had already been received by the Group, an additional US$38,000 would be paid by the private auction company to the Group.

8.  Property, Equipment and Software

                                              December 31,         December 31,
                                                  2001                 2002
                                             -------------       --------------
Computers                                       43,937,710           50,163,071

Furniture and office equipment                   2,262,944            2,167,062

Software                                        12,899,639           16,200,568

Vehicles                                                 -              358,705

Leasehold improvements                           3,782,693            5,813,941
                                             -------------       --------------
                                                62,882,986           74,703,347

Less: Accumulated depreciation                 (26,526,898)         (48,324,165)
                                             -------------       --------------
Net book value                                  36,356,088           26,379,182
                                             =============       ==============

9.  Short-term Bank Loans

As of December 31, 2002, there were no short-term bank loans. As of December 31, 2001, short-term bank loans consisted of:

                                                              Annual      Outstanding principal as of
Lender                                  Period             interest rate       December 31, 2001
------------------------------------------------------------------------------------------------------
China Merchants Bank-loan A    March 2001 to March 2002       5.85%                         24,000,000

China Merchants Bank-loan B    April 2001 to April 2002       5.85%                         32,000,000

China Merchants Bank-loan C    May 2001 to May 2002           5.85%                         28,000,000
                                                                          ----------------------------

                                                                                            84,000,000
                                                                          ============================

The above loans A and C totaling RMB52.0 million were secured by bank deposits of US$6.5 million, and the loan B of RMB32.0 million was secured by a bank deposit of US$4.3 million.

These short-term bank loans were drawn for working capital purposes.

10.  Employee Benefits

The full-time employees of those companies within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits, etc. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB6.2 million, RMB9.6 million and RMB9.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. These companies are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2000, 2001 and 2002 amounted to approximately RMB3.6 million, RMB6.3 million and RMB8.4 million, respectively. The

Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

11.  Taxation

Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises", foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing is exempted from EIT and local income tax for each of the years ended December 31, 2000, 2001 and 2002.

NetEase Shanghai and Guangzhou Interactive are both subject to EIT at the rate of 30% plus a local tax of 3%.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

                                                                           For the year ended December 31,
                                                                        ------------------------------------
                                                                           2000            2001        2002
                                                                        ------------------------------------
EIT statutory rate                                                        (33.0%)        (33.0%)      33.0%
Permanent differences (primarily the expenses
     incurred by the Company which are not
     deductible for EIT purposes)
     - Professional fees                                                    1.9%           8.5%       42.0%
     - Salaries of the Company's senior officers                            1.9%           3.1%       40.8%
     - Class action settlement                                                -              -        87.7%
     - Depreciation                                                           -              -        32.7%
     - Advertising                                                            -              -         9.8%
     - Technical services                                                     -              -        13.0%
     - Other                                                                7.2%           6.7%       14.7%
Non-deductible share compensation costs                                     2.7%           0.3%        9.0%
Effect of lower tax rate applicable to hi-tech enterprises                  6.7%           6.2%     (168.9%)
Effect of tax holidays applicable to hi-tech enterprises                      -              -      (140.8%)
Additional valuation allowance on tax loss carry-forwards                  12.6%           8.2%        9.8%
                                                                        -----------------------------------
Effective EIT rate                                                            -              -       (17.2%)
                                                                        ===================================

As of December 31, 2001, and 2002, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

                                 December 31,          December 31,
                                    2001                   2002
                                --------------       ---------------
Loss carryforwards                 39,147,456           19,132,653
Valuation allowance               (39,147,456)         (16,736,765)
                                -------------        -------------

Net deferred tax assets                     -            2,395,888
                                =============        =============

Subject to the approval of the relevant tax authorities, the Group had loss carryforwards of approximately RMB64.8 million as of December 31, 2002 for EIT purposes. Approximately RMB23.2 million, RMB29.5 million and RMB12.1 million of these loss carryforwards will expire in 2005, 2006 and 2007, respectively. A valuation allowance has been provided on the loss carryforwards of the Group due to the uncertainty surrounding the realizability of such assets. There is no assurance that the Group will be able to utilize the loss carryforwards before their expiration.

Income tax benefit shown in the consolidated statement of operations for the year ended December 31, 2002 resulted from the recognition of deferred tax assets arising from tax loss carryforwards for which less than full valuation allowance was made because certain of these tax carryforwards are expected to be utilized in the foreseeable future.

In addition, the preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Business tax ("BT")

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group's revenues is generally 5%. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees, which effectively reduces the revenues the Group derives from Guangyitong Advertising.

Taxes payable

                                              December 31,        December 31,
                                                  2001                2002
                                             -------------       -------------
BT                                               1,313,896           4,337,428
Individual income taxes for employees              459,035           3,848,253
Other                                                    -              67,269
                                             -------------       -------------
Total                                            1,772,931           8,252,950
                                             =============       =============


12. Accrued Liabilities

                                               December 31,       December 31,
                                                   2001               2002
                                             --------------      -------------
Accrued advertising expenses                       978,027             808,420
Accrued information fees                         1,787,468           1,276,551
Accrued professional fees                        3,854,513           3,428,678
Other                                            4,317,942           4,884,736
                                             -------------       -------------
Total                                           10,937,950          10,398,385
                                             =============       =============

13. Subscriptions Receivable

Subscriptions receivable represents the amount receivable from a shareholder for subscription for the Company's series B preference shares (see Note 14). During the year ended December 31, 2001, the Company also made an allowance for doubtful subscriptions receivable amounting to approximately RMB6.4 million. Such subscriptions receivable arose from advances to certain shareholders for subscription for the Company's shares in 2000.

14. Capital Structure

Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

In November 1999, in consideration for certain members of the senior management joining the Group, the principal shareholder of the Company agreed to transfer a total of 26,271,300 of his ordinary shares in the Company for services to be rendered by certain of those individuals over three years starting from January 1, 2000. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation which is to be amortized over the related vesting periods.

In addition, in March 2000 the principal shareholder of the Company transferred an additional approximately 1,900,000 ordinary shares to certain employees, for which the Company recorded compensation costs of approximately RMB2.5 million in 2000.

On March 31, 2000, the ordinary shares in the Company were split on a one-hundred-for-one basis. The effects of the share split have been reflected in the financial statements on a retroactive basis for all the periods presented.

In June 2000, the Company sold 4,500,000 ADS, representing 450,000,000 ordinary shares, in an underwritten initial public offering for net proceeds of approximately US$64.9 million, before offering expenses. Simultaneously with the closing of the public offering, all 3,000,000 shares of Series A preference shares and 2,560,556 shares of Series B preference shares were converted to ordinary shares on a basis of 100 ordinary shares for one preference share (see below).

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million valued at US$0.0125 per share at the date of agreement is recognized as deferred compensation, which is to be amortized over the related vesting period.

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001, which amount is being amortized over the related vesting period of 18 months.

According to a board resolution dated January 23, 2002, the Company agreed to provide two newly hired members of senior management of the Company with 12,322,868 ordinary shares in the Company over a period of 7 months. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement is recognized as deferred compensation which is being amortized over the related vesting periods.

Convertible preference shares

Series A preference shares

The Series A preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares were automatically converted upon closing of the public offering of the ordinary shares in the Company in 2000.

The Series A preference shares carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. Written consent of the holders of more than 50% of these preference shares had to be obtained for any acquisition, merger, reorganization, substantial disposal of assets, alteration of capital amounts, disposal of interest in any subsidiary or associate company, and liquidation or winding-up of the Company.

Series B preference shares

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40.0 million, of which US$35.0 million was paid up in cash and US$5.0 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

The Series B preference shares had the same conversion features as the Series A preference shares. The Series B preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried the same preferences as those of Series A preference shares on dividend payment but had certain preferences over Series A preference shares on return of capital in case of a winding up of the Company. These preference shares were automatically converted upon closing of the public offering of the ordinary shares in the Company in 2000.

The Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties (see Note 19).

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40.0 million (with US$35.0 million receivable immediately and US$5.0 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the financial statements reflects this effect.

15. Stock Option Plans

1999 Stock Option Plan

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company's senior management and employees (the "1999 Stock Option Plan"). The Company has reserved 345,675,000 ordinary shares for issuance under the plan.

Employees

Options for the employees vest upon completion of the first full year of service by the respective employees from the date they first joined the Group and expire at the end of the fifth year of their respective service periods.

Of the 3,735,000 ordinary shares granted to employees in 1999 at an exercise price of US$0.070 per share, options to acquire 740,000, 1,560,000 and 140,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain employees. Accordingly, options to acquire 1,295,000 ordinary shares remained outstanding as of December 31, 2002.

Senior management

Options for the members of the Company's senior management become exercisable at the rate of 20% on the vesting commencement date which was September 1, 1999, 20% upon completion of one full year and 30% upon completion of each of the next two full years thereafter. These options will also vest upon the founder of the Group ceasing to be the principal shareholder of the Group.

Of the 115,225,000 ordinary shares granted to senior management in 1999 at an exercise price of US$0.065 per share, options to acquire 46,858,200, 52,235,300 and 16,131,500 ordinary shares were cancelled in 2000, 2001 and 2002 respectively, as a result of the resignation of certain members of the Company's senior management. Accordingly, no options remained outstanding as of December 31, 2002.

Advisory board

The Company also granted options to its advisory board members. Twenty percent of these options vested on the date of appointment, which was the end of 1999, and 10% would vest each quarter over the next two years.

Of the 3,000,000 ordinary shares granted to the advisory board members in 1999 at an exercise price of US$0.065 per share, options to acquire 400,000, 1,600,000 and 1,000,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of the advisory board members. Accordingly, no options remained outstanding as of December 31, 2002.

2000 Stock Option Plan

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to a resolution of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as "Evergreen Provision", provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company's total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The "Evergreen Provision" has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

Employees

During the year ended December 31, 2000, the Company granted options to acquire a total of 64,720,000 ordinary shares to the Company's employees at an exercise price ranging from US$0.063 to US$0.156 per share. Options for those employees who joined the Group in 1999 vest over a period of three years beginning with the completion of the second full year of service by the respective employees. Options for other employees vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2000, options to acquire 21,755,000, 17,350,000 and 3,838,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain employees. Options to acquire 21,777,000 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company granted options to acquire a total of 24,059,000 ordinary shares to the Company's employees at an exercise price of approximately US$0.022 per share. These options vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2001, options to acquire 9,366,000 and 1,958,000 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain employees, and options to acquire 834,200 ordinary shares were exercised in 2002. Options to acquire 11,900,800 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company granted options to acquire a total of 51,510,000 ordinary shares to the Company's employees at exercise prices ranging from US$0.007 to US$0.021 per share. Options for those employees who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective employees. Options for other employees vest over a period of three years beginning from the date of grant.

Out of the options granted to employees in 2002, options to acquire 5,699,000 ordinary shares were cancelled in 2002 as a result of the resignation of certain employees, and options to acquire 5,407,000 ordinary shares were exercised in 2002. Options to acquire 40,404,000 ordinary shares remained outstanding as at December 31, 2002.

Senior management

During the year ended December 31, 2000, the Company granted options to acquire a total of 163,424,300 ordinary shares to certain new members of the Company's senior management at exercise prices ranging from US$0.043 to US$0.156 per share. These options generally vest over a period of three to four years beginning with the completion of one full year from (i) February 1, 2000, (ii) the date of employment or (iii) the date of offer of employment. The compensation costs were calculated based upon the estimated fair value of the Company's ordinary shares ranging from US$0.03 per share to US$0.156 per share during the period from February to December 2000.

Out of the options granted to senior management in 2000, options to acquire 33,600,000, 92,218,800 and 37,605,500 ordinary shares were cancelled in 2000,
2001 and 2002, respectively, as a result of the resignation of certain members of the Company's senior management. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company also granted options to acquire a total of

92,225,000 ordinary shares to certain members of the Company's senior management at exercise prices ranging from US$0.006 to US$0.155 per share.

Out of the options granted to senior management in 2001, options to acquire 54,175,000 and 5,513,100 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain members of the Company's senior management, and options to acquire 32,536,900 ordinary shares were exercised in 2002. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company also granted options to acquire a total of 59,000,000 ordinary shares to certain members of the Company's senior management at exercise prices ranging from US$0.007 to US$0.015 per share. Options for those senior management who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective members. Options for other management members vest over a period of three years beginning from the date of grant.

Out of the options granted to senior management in 2002, options to acquire 10,000,000 ordinary shares were exercised in 2002. Options to acquire 49,000,000 ordinary shares remained outstanding as at December 31, 2002.

Director and consultants

During the year ended December 31, 2000, the Company granted options to acquire a total of 1,200,000 ordinary shares to a director and options to acquire a total of 850,000 ordinary shares to two consultants. These options generally vested over a period of two years beginning on February 1, 2000. The exercise price of these options is US$0.100 per share. Deferred compensation costs related to these option grants to the director and two consultants in 2000 were approximately RMB1.5 million. The estimated fair value of the options granted to the director and the consultants was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.10 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155% for all periods.

Of these grants to the directors and the consultants, options to acquire 1,200,000 and 700,000 ordinary shares, respectively, remained outstanding as at December 31, 2002. Options to acquire 150,000 ordinary shares granted to one consultant were cancelled in 2000 as a result of the resignation of that consultant.

Advisory board

In June 2000, the Company granted options to acquire a total of 1,500,000 ordinary shares to a member of the Company's advisory board at an exercise price of US$0.155 per share. These options vested over a two-year period commencing from the date of grant. Deferred compensation costs related to these option grants was approximately RMB1.8 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.155 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%. In addition, in August 2000, the Company granted options to acquire a total of 2,000,000 ordinary shares to the same advisory board member at an exercise price of US$0.05 per share to replace the 1,500,000 shares of option granted in June 2000. The terms of the new grants were the same as those of the grants made in June 2000. In this connection, the options to acquire 1,500,000 ordinary shares granted in June 2000 were modified and therefore the modification was subject to an additional compensation cost of approximately RMB0.04 million. Deferred compensation cost related to the remaining newly issued 500,000 share options was approximately RMB0.2 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.05 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%.

All the above options were cancelled in 2000 and 2001 (3,250,000 in 2000 and 250,000 in 2001, respectively) as a result of the resignation of the advisory board member.

Deferred Compensation Costs

In connection with all the above option grants to the employees, senior management, directors, consultants, and advisory board members in 2000, the Company recorded deferred share compensation costs of approximately RMB48.5 million in 2000 and RMBnil in 2001 and RMBnil in 2002, which were to be amortized and charged to expense starting from the grant date and through the end of the vesting periods of the underlying options.

In 2002, approximately RMB2.1 million (2000: RMB13.8 million; 2001: RMB1.5 million) of the deferred compensation costs were amortized and charged to expense and approximately RMB0.1 million (2000: RMB9.8 million; 2001: RMB33.6 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

Summary Information

Information relating to stock options outstanding is as follows:

                                                For the year ended December 31,
                 ------------------------------------------------------------------------------------------------
                                2000                              2001                          2002
                 ------------------------------------------------------------------------------------------------
                                            Weighted                         Weighted                     Weighted
                                            average                          average                      average
                                            exercise                         Exercise                     Exercise
                    Option shares            price     Option shares          price      Option shares     price
                 ------------------------------------------------------------------------------------------------
                                              US$                              US$                          US$
Outstanding at
 beginning of
 year                   121,960,000          0.065      248,901,100           0.091      136,430,000        0.074
Granted                 233,694,300          0.105      116,284,000           0.017      110,510,000        0.008
Cancelled              (106,753,200)         0.091     (228,755,100)          0.064      (71,885,100)       0.096
Exercised                         -              -                -               -      (48,778,100)       0.010
                 ------------------------------------------------------------------------------------------------
Outstanding at
  year end              248,901,100          0.091      136,430,000           0.074      126,276,800        0.028
                 ================================================================================================

As of December 31, 2002, options to purchase 32,010,775 ordinary shares were exercisable. Under the stock option plans, options to purchase 451,662,024 ordinary shares were available for future grant. The fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares, consideration of significant milestones achieved by the Group and other market considerations. Options outstanding and exercisable by price range as of December 31, 2002 were as follows:

                                                                                   Options Exercisable at
                                     Options Outstanding at December 31, 2002        December 31, 2002
                              ----------------------------------------------------------------------------
                                                    Weighted
                                                     Average                                     Weighted
                                                    Remaining      Weighted                       Average
                                     Number        Contractual     Average         Number        Exercise
Exercise Price                    Outstanding         Life      Exercise Price  Exercisable        Price
----------------------------------------------------------------------------------------------------------
                                                     Years           US$                             US$
US$0.007 - US$0.009                  82,684,000      3.16           0.007         16,908,000        0.007
US$0.012 - US$0.015                   4,220,000      4.49           0.015                  -            -
US$0.021                              2,500,000      4.39           0.021                  -            -
US$0.022                             11,900,800      4.08           0.022          1,738,400        0.022
US$0.070 - US$0.075                   3,295,000      2.82           0.073          2,295,000        0.072
US$0.100                             17,767,000      3.21           0.100          9,505,375        0.100
US$0.155 - US$0.156                   3,910,000      3.32           0.156          1,564,000        0.156
                              ----------------------------------------------------------------------------
                                    126,276,800      3.32           0.028         32,010,775        0.047
                              ============================================================================

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

                                                                    For the year ended December 31,
                                                        --------------------------------------------------------
                                                               2000               2001              2002
                                                        --------------------------------------------------------
Risk free interest rate                                     2.50% - 3.30%     2.97% - 3.30%            2.91%
Expected life (in years)                                          5 - 10            5 - 10                5
Expected dividend yield                                                0%                0%               0%
Volatility                                                    142% - 155%       122% - 155%      104% - 108%
Weighted average estimated fair value of
     the underlying shares on the date of
     option grants (US$)                                           0.128             0.085            0.008

16. Revenues From E-commerce and Other Services

The following is the summarized information of revenues from e-commerce and other services:

                                                              2000              2001            2002
                                                   -----------------------------------------------------
Wireless value-added services and other
  fee-based services                                        2,455,834        14,103,151     160,303,651
Online games                                                        -                 -      37,053,416
                                                   -----------------------------------------------------

Total                                                       2,455,834        14,103,151     197,357,067
                                                   =====================================================

Revenue from wireless value-added services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its wireless business. Guangzhou NetEase derives SMS revenues from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users in China.

Revenue from other fee-based services represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to various value-added services provided by the NetEase Web sites, including dating and friends matching, mail box, personal homepage hosting and online shopping mall, etc.

Revenue from online games represents revenue earned by the Group for providing technical services to Guangzhou NetEase in relation to its online game business. Guangzhou NetEase operates various online games platforms and derives revenue from providing service to its registered game players.

17. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings
(loss) per share for the years ended December 31, 2000, 2001 and 2002:

                                                                 2000               2001                2002
                                                       ---------------------------------------------------------
Numerator:
Net profit (loss) attributable to
  ordinary stockholders                                      (169,268,799)      (233,163,914)        16,301,638
                                                       ---------------------------------------------------------
Denominator:
Weighted average number of ordinary
  shares outstanding, basic                                 2,497,467,200      3,013,419,400      3,051,395,100
Dilutive effect of employee stock
  options                                                               -                  -         76,442,800
                                                       ---------------------------------------------------------
Weighted average number of ordinary
  shares outstanding, diluted                               2,497,467,200      3,013,419,400      3,127,837,900
                                                       =========================================================
Anti-dilutive effect of stock options                          50,164,600         66,845,749         24,972,000
                                                       =========================================================
Net earnings (loss) per share, basic                                (0.07)             (0.08)              0.01
                                                       =========================================================
Net earnings (loss) per share, diluted                              (0.07)             (0.08)              0.01
                                                       =========================================================

18. Commitments and Contingencies

Commitments

As of December 31, 2002, future minimum lease and capital commitments were as follows:

                        Office rental       Server custody         Capital          Total
                         commitments       fee commitments       commitments
                   -------------------------------------------------------------------------
2003                        4,719,333           10,309,500           450,000      15,478,833
2004                        3,697,039                    -                 -       3,697,039
2005                        2,365,763                    -                 -       2,365,763
                   --------------------------------------------------------------------------
Total                      10,782,135           10,309,500           450,000      21,541,635
                   ==========================================================================

In the years ended December 31, 2000, 2001 and 2002, the Company incurred rental expenses in the amounts of approximately RMB6.9 million, RMB8.8 million, and RMB7.4 million, respectively.

Insurance coverage

As of December 31, 2002, the Group had insurance coverage of approximately RMB39.2 million on its property, equipment and software.

As of December 31, 2002, the Company also maintained insurance coverage, which is subject to various restrictions and limitations, for certain claims which are brought against the Company, certain subsidiaries, the attorneys and underwriters for the Company's initial public offering and directors, officers and employees of the Company. The aggregate coverage for all the above mentioned parties under this policy is US$10.0 million, and the policy expires on June 15, 2003.

Litigation

Class Actions

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering as defendants.

These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements.

On August 29, 2002, the parties to the above-referenced litigation entered into a memorandum of understanding for the settlement of this litigation. Subsequently, the plaintiffs in this litigation conducted confirmatory discovery to determine if the settlement is fair, reasonable and adequate. The discovery has been completed, and on January 31, 2003, the parties entered into a stipulation and agreement of settlement.

The court preliminarily approved this settlement on February 25, 2003, and all persons who purchased the

Company's ADSs during the period from July 3, 2000 to August 31, 2001 were certified as a single class. Subsequently, notice was sent to the class, and the court will hold a hearing before it gives final approval to the settlement. The aggregate settlement amount for all claims in this litigation is US$4.35 million, which amount has been paid by the Company into an escrow account pending such final court approval and charged to the statement of operations for the year ended December 31, 2002.

If the settlement is not approved by the court or is otherwise terminated by its terms, then, among other consequences, the parties shall revert to their litigation positions as of August 29, 2002. Potential members of the class no longer have the right to opt out of this settlement and pursue their own claims. The Company cannot predict if this settlement will be given final approval.

Copyright Infringement Lawsuit

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China and the plaintiffs claimed damages of US$1.0 million. The Group intends to vigorously defend its position. Based on the legal advice it has obtained, the Group believes the ultimate resolution of this matter will not have a material financial impact on the Group.

19. Subsequent Events

In March 2003, the Company entered into a supplemental agreement to the strategic co-operation agreement with the purchaser of its Series B preference shares described in Note 14. Pursuant to the supplemental agreement, the purchaser of Series B preference shares and its affiliates is obligated to spend the US$4.0 million on online advertising on the NetEase Web sites by March 28, 2004. All other aspects of the strategic co-operation agreement terminated in March 2003.

(Unaudited)

On May 16, 2003, the court gave its final approval to the definitive settlement agreement entered into between the parties to the litigation referred to in Note 18 - Litigation, Class Actions above which provides for a final settlement amount of US$4.35 million.