Form 20-F/A
period 2002-12-31
NETEASE COM INC
filed 2003-12-29
CIK 1110646

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                   FORM 20-F/A

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

                        Commission file number: 333-11724

                                NETEASE.COM, INC.
       ------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
       ------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 Cayman Islands
       ------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                              Suite 1901, Tower E3
                 The Towers, Oriental Plaza, Dong Cheng District
                   Beijing 100738, People's Republic of China
       ------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      NONE
       ------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.

       Name of each exchange and Title of each class on which registered:
  American Depositary Shares, each representing 100 ordinary shares, par value
                   US$0.0001 per share, Nasdaq National Market
       ------------------------------------------------------------------
                                (Title of Class)
       ------------------------------------------------------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                      NONE
       ------------------------------------------------------------------
                                (Title of Class)

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

         [X] Yes   [_] No

         Indicate by check mark which financial statement item the registrant has elected to follow:

         [_] Item 17   [X] Item 18

                                EXPLANATORY NOTE

         This amendment no. 1 on Form 20-F/A hereby amends Item 4 of NetEase.com, Inc.'s annual report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on June 27, 2003. This amendment no. 1 is being filed for the purpose of providing additional details to our disclosures in the original report pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings. This amendment no. 1 is not intended to revise other information presented in our annual report on Form 20-F for the fiscal year ended December 31, 2002 as originally filed and all such other information in the original filing, which remains unchanged.

         This amendment no. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this amendment no. 1 to the annual report on Form 20-F continues to speak as of June 27, 2003.

                                TABLE OF CONTENTS

INTRODUCTION

    Item 4.    Information on the Company

    Item 19.   Exhibits

                           FORWARD-LOOKING INFORMATION

         This amendment no. 1 on Form 20-F/A contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

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

         All forward-looking statements in this amendment no. 1 on Form 20-F/A are made as of the date of the filing of the original Form 20-F, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                                     PART I

Item 4.        Information on the Company

         A.    History and Development of the Company

         Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase Web sites. In July 1999, we began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type products. Our focus on these services continued throughout 2002.

         In connection with the restructuring of our operations which is discussed in Item 7.B. "Major Shareholders and Related Party Transactions--Related Party Transactions" of our annual report on Form 20-F, NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and operates under the Cayman Islands Companies Law (2003 Revision). Our principal place of business was 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China until January 13, 2003 when we moved to Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People's Republic of China. Our telephone number is (86-10) 8518-0163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

         B.    Business Overview

      Through our subsidiaries and contracts with our affiliates Guangzhou NetEase and Beijing Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising"), we operate a leading interactive online and wireless community in China and are a major provider of Chinese language content and services through our Internet Portal, Wireless Business and Online Games offerings.

     Our business was founded by William Lei Ding, our Chief Architect and one of our directors, in June 1997. Mr. Ding owns 100% of our largest shareholder, Shining Globe International Limited, and 80% of Guangzhou NetEase. The other 20% of Guangzhou NetEase is owned by Bo Ding, the brother of William Lei Ding. Guangzhou NetEase has obtained approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Guangyitong Advertising, holds a license to operate an advertising business. The other 20% of Guangyitong Advertising is owned by Bo Ding.

     We conduct our business in China solely through our wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), NetEase Interactive Entertainment Ltd. and Guangzhou NetEase Interactive Entertainment Limited.

     Under current Chinese regulations, there are limitations on the percentage interest foreign companies may have in value-added telecommunications businesses in China, which include the operation of Internet content provision businesses and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. Because of these restrictions, NetEase.com is not permitted directly to wholly own an Internet content provider, wireless value-added services provider or advertising business. NetEase.com has therefore entered into a series of agreements with Guangzhou NetEase and Guangyitong Advertising. Under these contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and they operate the NetEase Web sites and the online advertising business. For more information on these agreements, see the section entitled "Related Party Transactions" of our annual report on Form 20-F. We do not have any direct ownership interest in Guangzhou NetEase or Guangyitong Advertising.

     Under our agreements with Guangzhou NetEase, we have agreed to pay the operating costs of Guangzhou NetEase. Under our agreements with Guangyitong Advertising, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. Both Guangzhou NetEase and Guangyitong Advertising are prohibited from incurring any debt without our prior approval.

      The following diagram shows the current group structure of our subsidiaries and affiliated companies:

    [Diagram illustrating ownership structure of NetEase.com and contractual relationships among NetEase.com's subsidiaries and affiliates]

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

         In addition, the NetEase wireless value-added services offer users timely information (such as news and stock quotes), community interaction and games via SMS. Our online games provide community and entertainment via multi-player online role-playing games, in which users can simultaneously connect and interact on a massive scale.

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

         Generally, we price our services as follows:

   -------------------------------------------------------------------------------------------------------------
   Service                                                 Pricing
   -------                                                 -------
   -------------------------------------------------------------------------------------------------------------
      Basic Services, including:                           Free of charge
         .     content services (such as news, local
               information, finance and weather);
         .     chat rooms;
         .     basic e-mail services;
         .     instant messaging;
         .     classified ads;
         .     Web directories;
         .     Web searching; and
         .     online shopping services.

   -------------------------------------------------------------------------------------------------------------
      Wireless Value-Added Services, including:            Per use basis (ranges from RMB0.10 to RMB2.00 per
         .     news and information;                       use)
         .     community;                                  or
         .     multi-media downloads; and                  Monthly subscription basis (ranges from RMB5.00 to
         .     Internet related services.                  RMB30.00 per month)

   -------------------------------------------------------------------------------------------------------------
      Other Fee-Based Premium Services, including:         Monthly subscription basis (ranges from RMB6.00 to
         .     premium e-mail services;                    RMB45.00 per month)
         .     premium personals;
         .     premium matchmaking;
         .     premium clubs;
         .     personal homepages; and
         .     electronic greeting cards.

   -------------------------------------------------------------------------------------------------------------
      Online Games, including:                             Per hour basis (ranges from RMB0.40 to RMB0.50)
      .     Westward Journey Online 2.0; and
      .     PristonTale 2.0.
   -------------------------------------------------------------------------------------------------------------
      Advertising Services, including:                     Varies depending on service.  Basis includes time
         .     banner advertising;                         the advertisement appears on the Web page; number
         .     direct e-mail; and                          of times it appears in Web pages viewed by users;
         .     special events.                             and number of users that perform a specific action
                                                           through the advertisement.
   -------------------------------------------------------------------------------------------------------------

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

Our Products and Services

      As discussed above, our basic service offerings on the NetEase Web sites include:

      .     content services (such as news, local information, online
            entertainment, finance and weather);
      .     chat rooms;
      .     basic e-mail services;
      .     instant messaging;
      .     community forums;
      .     basic matchmaking;
      .     basic personals;
      .     basic alumni directory;
      .     basic clubs;
      .     classified ads;
      .     Web directories;
      .     Web searching; and
      .     online shopping services.

      These basic services are available without charge to our users. We generate revenue from our:

     . wireless value-added services and other premium value-added services, such as Web page hosting, premium email services, premium personals, premium matchmaking, premium alumni directories, premium clubs, personal homepages, and electronic greeting cards;

     . online games; and

     . advertising services.

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

   Our Content

     The NetEase Web sites' homepage provides a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. The NetEase Web sites aggregate, organize and deliver information to meet the needs of Internet users in China. Our media channels provide users with an efficient and easy way to explore and utilize a wealth of information and content organized around a variety of topics. Our content distribution platform enables the NetEase Web sites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own content for the NetEase Web sites, but rather obtain content from our content partners. See page 13 of this amendment no. 1 to our annual report on Form 20-F for a discussion of the terms of the agreement with our content providers.

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

     Currently, most of our wireless value-added services are provided to users in the form of SMS. NetEase offers over 200 different SMS and subscription packages with pricing between RMB0.10 to RMB2.00 per SMS message or between RMB5.00 to RMB30.00 per subscription per month. We, through Guangzhou NetEase, receive a percentage of this amount from China Mobile and China Unicom, which they bill and collect on our behalf. During the first nine months of 2003 we received between 72% and 79% of the amounts collected each month by China Mobile and China Unicom from mobile phone users for our wireless value-added services.

     Our SMS services and subscription packages allow users, for example, to receive news and information such as stock quotes and e-mails, download ring tones and logos for their mobile phones and participate in matchmaking communities and interactive games. We utilize content from our Internet portal (both user-generated and from our content partners) with our applications developed in-house to offer this wide variety of products and services. Our products and services can be generally classified into four main categories, namely, news and information subscription, community, Internet-related products and services and multi-media downloading:

  News and Information                                                                Multi-Media
      Subscription           Community                    Internet-related            Downloading
      ------------           ---------                    ----------------            -----------
  .  Current news          .  Matchmaking              .  E-mail notification       .  Ring tones

  .  Financial news        .  SMS girlfriend           .  E-card notification       .  Logos

  .  Sports news           .  SMS pet                  .  Instant messaging         .  Screensavers

  .  TV guide              .  Educational products

  .  Weather forecast      .  Games & quizzes

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

                                    PART III

Item 19.      Exhibits

Exhibit
Number                                       Document
------                                       --------

1.1* Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2* Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3* Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 1.3 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1* Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2* Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1* Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15,
         2000)

4.1* 1999 Stock Incentive Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.2* Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.3* Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.4* Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated May 1, 2003(incorporated by reference to Exhibit 4.4 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27,
         2003)

4.5* Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6* Employment Agreement dated September 11, 2001 between NetEase.com, Inc. and Ted Sun (incorporated by reference to Exhibit 4.6 from the company's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on June 21,
         2002)

4.7* Employment Agreement dated June 25, 2003 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27,
         2003)

4.8* Asset Purchase Agreement dated September 1, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9* Supplemental Agreement to Asset Purchase Agreement dated as of September 24, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.5 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10* Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.11* Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12* Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13* Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.14* Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.15* Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement,
         each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31,
         2001)

4.16* Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit
         10.12 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.17* Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit
         4.16 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.18* Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19* Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20* Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21* Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.22* Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.23* Amended and Restated Investors' Rights Agreement, dated March 28, 2000 among NetEase.com, Inc., Baring Asia Private Equity Investments XI Limited, The Goldman Sachs Group, Inc., Softbank China Venture Investments No. 1 Limited, Best Alliance Profits Limited and Shining Globe International Limited (incorporated by reference to Exhibit 10.16 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.24* Tenancy Agreement dated October 31, 2002 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Oriental Plaza Co., Ltd. (incorporated by reference to Exhibit 4.24 from the company's Annual Report on Form 20-F for the year ended December 31,

         2002 filed with the Securities and Exchange Commission on June 27,
         2003)


4.25* Strategic Cooperation Agreement dated March 23, 2000 between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 10.23 from the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.26* Amendment No. 1 dated June 22, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.26 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.27* Amendment No. 2 dated September 1, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.27 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.28* Letter Agreement dated as of February 24, 2003 regarding the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.28 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.29* Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.30* Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.31* Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to
         Exhibit 10.42 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.32* Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15,
         2000)

4.33* Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 from Amendment No. 1 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.34* Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)
                                       28

   4.35* Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

   4.36* Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to
          Exhibit 10.51 from Amendment No. 2 to the company's Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

   4.37* Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 from the company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

   8.1*   Subsidiaries of NetEase.com, Inc. (incorporated by reference to
          Exhibit 8.1 from the company's Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

   10.1*  Consent of PricewaterhouseCoopers, Independent Public Accountants

   10.2*  Consent of Maples and Calder Asia

   10.3*  Consent of Commerce & Finance Law Office

   12.1   Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

   12.2   Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

   99.1* CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   99.2* CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

       *  Previously filed

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

                                             NETEASE.COM, INC.

Date: December 29, 2003                      By:  /s/ Ted Sun
                                                 -------------------------------
                                                  Ted Sun
                                                  Acting Chief Executive Officer