Form 20-F/A
period 2002-12-31
NETEASE COM INC
filed 2004-07-07
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number: 333-11724

NETEASE.COM, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 1901, Tower E3

The Towers, Oriental Plaza, Dong Cheng District

Beijing 100738, People’s Republic of China

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

☐ Item 17 ☒ Item 18

EXPLANATORY NOTE

This amendment no. 2 on Form 20-F/A hereby amends Items 4, 5, 18 and 19 of NetEase.com, Inc.’s annual report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on June 27, 2003, as amended by amendment no. 1 on Form 20-F/A filed on December 29, 2003. This amendment no. 2 is being filed for the purpose of providing additional details to our disclosures in the original report as well as providing additional clarifying information in the notes to our financial statements pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings. This amendment no. 2 is not intended to revise other information presented in our annual report on Form 20-F (as amended by amendment no. 1) for the fiscal year ended December 31, 2002 as originally filed and all such other information in the original filing and amendment no. 1, which remains unchanged.

This amendment no. 2 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this amendment no. 2 to the annual report on Form 20-F continues to speak as of June 27, 2003.

INTRODUCTION

FORWARD-LOOKING INFORMATION

This amendment no. 2 on Form 20-F/A contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

•	the risk that we will not be able to continue to successfully monetize the user base of the NetEase Web sites and that our e-commerce and other fee-based services revenues will not continue to grow;

•	the risk that the current popularity of short messaging services (SMS) in China will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive products and services;

•	the risk that we may not be able to continuously develop new and creative online services;

•	the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market;

•	the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

•	the impact of the outbreak in China of severe acute respiratory syndrome, or SARS, on our business and results of operations;

•	the risk that we will not be able to control our expenses in future periods;

•	the possibility that our company and our board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of our financial statements for the year ended December 31, 2000 will not recur;

•	our ability to develop and implement additional operational and financial systems to manage our operations;

•	governmental uncertainties, general competition and price pressures in the marketplace;

•	uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

All forward-looking statements in this amendment no. 2 on Form 20-F/A are made as of the date of the filing of the original Form 20-F, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

PART I

Item 4.	Information on the Company

A. History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase Web sites. In July 1999, we began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type products. Our focus on these services continued throughout 2002.

In connection with the restructuring of our operations which is discussed in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” of our annual report on Form 20-F, NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and operates under the Cayman Islands Companies Law (2003 Revision). Our principal place of business was 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People’s Republic of China until January 13, 2003 when we moved to Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China. Our telephone number is (86-10) 8518-0163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

B. Business Overview

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase and Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), we operate a leading interactive online and wireless community in China and are a major provider of Chinese language content and services through our Internet Portal, Wireless Business and Online Games offerings.

Our business was founded by William Lei Ding, our Chief Architect and one of our directors, in June 1997. Mr. Ding owns 100% of our largest shareholder, Shining Globe International Limited, and 80% of Guangzhou NetEase. The other 20% of Guangzhou NetEase is owned by Bo Ding, the brother of William Lei Ding and a former non-executive employee of NetEase. Guangzhou NetEase has obtained approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Guangyitong Advertising, holds a license to operate an advertising business. The other 20% of Guangyitong Advertising is owned by Bo Ding.

We conduct our business in China solely through our wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”), NetEase Information Technology (Shanghai) Co., Ltd. (“NetEase Shanghai”), NetEase Interactive Entertainment Ltd. and Guangzhou NetEase Interactive Entertainment Limited.

Under current Chinese regulations, there are limitations on the percentage interest foreign companies may have in value-added telecommunications businesses in China, which include the operation of Internet content provision businesses and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. Because of these restrictions, NetEase.com is not permitted directly to wholly own an Internet content provider, wireless value-added services provider or advertising business. NetEase.com has therefore entered into a series of agreements with Guangzhou NetEase and Guangyitong Advertising. Under these contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and they operate the NetEase Web sites and the online advertising business. For more information on these agreements, see the section entitled “Related Party Transactions” of our annual report on Form 20-F. We do not have any direct ownership interest in Guangzhou NetEase or Guangyitong Advertising.

Under our agreements with Guangzhou NetEase, we have agreed to pay the operating costs of Guangzhou NetEase. Under our agreements with Guangyitong Advertising, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. Our obligations to Guangzhou NetEase are contained in the Agreement dated May 12, 2000, identified as exhibit 4.30 to this amendment no. 2 on Form 20-F/A. Our obligations to Guangyitong Advertising are contained in the Operating Agreement dated May 10, 2000, identified as exhibit 4.31 to this amendment no. 2 on Form 20-F/A. Both Guangzhou NetEase and Guangyitong Advertising are prohibited from incurring any debt without our prior approval. For more information about our relationship with Guangzhou NetEase and Guangyitong Advertising, see the section entitled “Related Party Transactions” of our annual report on Form 20-F.

The following diagram shows the current group structure of our subsidiaries and affiliated companies:

William Lei Ding
100%
Shining Globe International Limited
Other Shareholders
50%
50%
NetEase.com, Inc.
Incorporated in the Cayman Islands
4, 5
100%
NetEase Interactive Entertainment Ltd.
Incorporated in the British Virgin Islands
NetEase Information Technology (Shanghai) Co., Inc.
Incorporated in the PRC
NetEase Information Technology (Beijing) Co., Ltd.
Incorporated in the PRC
100%
Guangzhou NetEase Interactive Entertainment Limited
Incorporated in the PRC
7, 8
7, 8
William Lei Ding
Bo Ding
7, 8
1, 2, 3, 7, 10
80%
20%
Guangzhou Netease Computer System Co., Ltd.
Incorporated in the PRC
Bo Ding
20%
6, 7
80%
9
Beijing Guangyitong Advertising Co., Ltd.
Incorporated in the PRC

Represents equity interest.

Represents significant contractual arrangements. The numbers on the diagram correspond to the following contracts:

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
10. *Agreement regarding NetEase Beijing's payment of Guangzhou NetEase's operating expenses*

NetEase.com and its subsidiaries have no equity interest in either Guangzhou NetEase or Guangyitong Advertising.

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

We believe that demand for our services is growing as the number of users of Internet portals, wireless value-added services and online games in China increases. Furthermore, the NetEase Web sites’ market position as one of the leading destinations for such users offers our online advertisers, e-commerce vendors and other partners such as mobile phone operators, value-added service providers and online game operators a strong marketing platform and access to this large and growing market of Chinese online consumers. The monthly average daily page views of the NetEase Web sites for the month ended May 31, 2003 exceeded 280 million, and as of May 31, 2003, those sites had registered approximately 120 million registered accounts.

Generally, we price our services as follows:

Service	Pricing

Basic Services, including:

•      content services (such as news, local

•      information, finance and weather);

•      chat rooms;

•      basic e-mail services;

•      instant messaging;

•      classified ads;

•      Web directories;

•      Web searching; and

•      online shopping services.

Free of charge

Wireless Value-Added Services, including: • news and information; • community; • multi-media downloads; and • Internet related services.	Per use basis (ranges from RMB0.10 to RMB2.00 per use) Or Monthly subscription basis (ranges from RMB5.00 to RMB30.00 per month)

Other Fee-Based Premium Services, including: • premium e-mail services; • premium personals; • premium matchmaking; • premium clubs; • personal homepages; and • electronic greeting cards.	Monthly subscription basis (ranges from RMB6.00 to RMB45.00 per month)

Online Games, including: • Westward Journey Online 2.0; and • PristonTale 2.0.	Per hour basis (ranges from RMB0.40 to RMB0.50)

Advertising Services, including: • banner advertising; • direct e-mail; and • special events.	Varies depending on service. Basis includes time the advertisement appears on the Web page; number of times it appears in Web pages viewed by users; and number of users that perform a specific action through the advertisement.

Our Business Strategy

With our strong focus on the Chinese domestic market, we aim to have the NetEase Web sites become the leading online network in China. Key strategies for achieving our goal are to:

Expand Our Fee-Based Value-Added Services. We believe that Chinese Internet users have started to understand the benefits of fee-based value-added services. Accordingly, we have introduced a wide variety of such services, including wireless value-added services, online games and premium e-mail, many of which are targeted at the large portion of our registered user base which is under the age of 25. We believe that our concerted effort to capture a portion of this market as it first emerges, combined with our strong background in developing Internet technologies, will enable us to offer services which are valued by our users and establish our company as a reliable, secure and innovative online value-added service provider in the minds of China’s Internet users. Moreover, we intend to continuously refine and improve these services, while at the same time looking for additional market opportunities and developing new services to address them. We will also strive to quickly familiarize the large user base of the NetEase Web sites with each of these services as they are introduced through outdoor advertising, notices on the NetEase Web sites and other promotional activities and thereby attempt to achieve a critical mass of users which we hope will create significant economies of scale.

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

Enrich, Expand and Personalize NetEase Content. The NetEase Web sites contain content from approximately 100 local and international content providers, including Xinhua News Agency, Chinanews.com, Beijing Daily, Nanfang Weekend, Yangcheng Night Newspaper, Guangzhou Daily, China Daily, People’s Daily, China Youth Daily, and Reuters. To expand our channel offerings, we are working with vertical portal developers and purchasing or licensing existing content from traditional media providers. We intend to continue to offer content that will be more tailored for and relevant to our users’ daily lives. We believe this will:

•	further differentiate the NetEase Web sites from competing Web sites and enhance our competitive position;

•	provide users with a more customized, comprehensive and satisfying Internet experience; and

•	increase the number of visits to the NetEase Web sites and the length of time each user stays on those sites.

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

Expand the Base of Online Advertisers on Our Network. Online advertisers on the NetEase Web sites have traditionally consisted primarily of merchants from the information technology and telecommunications industries as well as an increasing number of advertisers from “traditional” industries such as consumer products and media. However, in recent quarters, advertisers in a broader range of industries have begun to advertise online, and we intend to encourage this trend by attracting premier online advertisers through promoting our brand name and providing attractive solutions to online advertisers. We will continue to promote the Internet as an alternative method for advertisers to reach end users through integrated marketing campaigns using banner advertising, direct e-mail, interactive media-rich Web sites, special events, games and contests and other formats and techniques. In addition, we intend to continue to use third party advertising networks to increase the NetEase online advertiser base and improve our ability to collect and correlate information regarding our users and their habits, interests and related items to the extent permitted by law.

Our Products and Services

As discussed above, our basic service offerings on the NetEase Web sites include:

•	content services (such as news, local information, online entertainment, finance and weather);

•	chat rooms;

•	basic e-mail services;

•	instant messaging;

•	community forums;

•	basic matchmaking;

•	basic personals;

•	basic alumni directory;

•	basic clubs;

•	classified ads;

•	Web directories;

•	Web searching; and

•	online shopping services.

These basic services are available without charge to our users. We generate revenue from our:

•	wireless value-added services and other premium value-added services, such as Web page hosting, premium email services, premium personals, premium matchmaking, premium alumni directories, premium clubs, personal homepages, and electronic greeting cards;

•	online games; and

•	advertising services.

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

Our Content

The NetEase Web sites’ homepage provides a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. The NetEase Web sites aggregate, organize and deliver information to meet the needs of Internet users in China. Our media channels provide users with an efficient and easy way to explore and utilize a wealth of information and content organized around a variety of topics. Our content distribution platform enables the NetEase Web sites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own content for the NetEase Web sites, but rather obtain content from our content partners. See page 17 of this amendment no. 2 to our annual report on Form 20-F for a discussion of the terms of the agreement with our content providers.

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

The NetEase Web sites currently include 18 media channels in the following categories:

• News	• Jobs and careers	• Information technology

• Sports	• Culture	• Education

• Games	• Female	• Travel

• Finance	• Entertainment	• Mobile phone

• Real estate	• Automobiles	• Guangdong Local

• Health	• Lifestyle	• Shanghai Local

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

NetEase users can interact through a variety of community products and services. We offer many products and services free of charge. They include:

•	E-mail. Our technology and services provide registered users with a free Web-based e-mail service which supports both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes the convenience of an address book to maintain user contact lists online, and by paying a fee, users can upgrade this service and receive anti-virus and anti-spam protections and extra memory storage. We also offer a separate fee-based premium e-mail service which is described below.

•	Online Community. We offer NetEase registered community members over 2,000 community forums where they can post messages and articles for viewing by other registered community members and other users. Due to regulatory issues, we no longer allow users to create their own forums in addition to the ones we offer. The NetEase online communities are hosted by volunteers, who are chosen by us based on their contributions to the communities. The NetEase community volunteers monitor our community forums and select appropriate articles for posting. In addition, they monitor the personal homepages hosted by the NetEase Web sites.

•	Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues.

•	Chat. Our chat services allow NetEase registered users to interact in real-time groups or one-on-one discussions. Unlike hyper text markup language, or HTML, our Java-based chat technology allows users to participate in chats without downloading chat software. The NetEase chat rooms are arranged around topics of interest including, among others, relationships and dating, campus life and technology. Registered users can also create their own personal chat rooms.

•	Voting System. We conduct numerous polls on various social, cultural and other topics to provide our registered users with the opportunity to express their views and also to learn about the opinions of other Internet users.

We also offer these additional fee-based services:

•	Premium E-mail Service. In November 2001, we began offering value-added e-mail services for both individuals, known as VIP, and corporations which provide subscribers with the latest anti-virus and anti-spam filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of May 31, 2003, we had more than 190,000 VIP e-mail subscribers. In response to limited market interest, we discontinued our premium corporate e-mail activities in October 2002.

•	Web Page Hosting. In March 2001, we introduced a fee-based premium Web page hosting service which allows subscribers to create and maintain personal homepages. This service was re-launched in March 2002 with enhanced features and, thereafter, renamed “Personal Space.” The NetEase personal homepages create a Web-based community for Internet users to express themselves, to share ideas, interests and expertise, and to publish personal content accessible by other users with common interests. While we believe most of the NetEase personal homepages are of interest to a small circle of friends and families, there is a core group of users who create homepages with content having broader appeal. Traffic comes from both inside our network of Web sites and from non-registered users visiting from outside. Non-registered users typically find registered users’ personal homepages through search engines. With this fee-based premium service, individual users are able to choose from service packages available at different rates to improve the overall quality of their personal homepages.

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

•	Love. Love is an online friend-finder, and we believe it is one of the largest in China with more than 7 million registered members and more than 200,000 paid subscribers. With this service, registered users post their own profiles for periods of two years or more, including photos, background, interests and contact details, and interested parties contact them directly. Our “V member” service provides enhanced features such as complete member profile access and search capability, customizable personal homepage design, front-page photo postings and publishing of detailed friend-find requirements.

•	Dating. A portion of the NetEase Web sites serves as a dedicated dating center where subscribers can make new friends and find someone to go out on dates or do other social activities, such as hiking, sports, games and movies. With this service, registered users post their dating announcements, along with their background and other information, and interested parties can either search online or contact our company through our SMS service to obtain more details about the user. We will then send an SMS message to the user to confirm that they want to have a date with the interested party. We charge a fee for each posting by a male user, but female users may post messages for free. During May 2003, the dating service attracted more than 200,000 new registered users.

•	Premium Electronic Greeting Cards. We believe that we were the first Internet company to offer Chinese Internet users free online greeting cards in Chinese. Subsequently, we began offering premium fee-based electronic greeting cards with enhanced features and no advertisements in March 2002, and we ceased offering free electronic greeting cards. Our greeting cards have different designs for various occasions, including New Year’s Day, Chinese New Year, Christmas, birthdays, Valentine’s Day, and other celebrations. We make new designs available on a regular basis. Users pay a monthly membership fee for this service of RMB10 which entitles them to send an unlimited number of cards per month. As of May 31, 2003, we had over 125,000 electronic greeting card subscribers.

Our E-commerce Services

We believe e-commerce will become a rapidly growing sub-sector of China’s Internet market, despite the fact that there are a number of obstacles that need to be overcome. These obstacles include a low credit card penetration rate, perceived lack of secure online payment systems and the lack of reliable and efficient product distribution networks. However, we believe that these obstacles will be overcome in time, and that e-commerce will generate significant revenues in the future. For example, as discussed below in “Online Games,” we introduced a prepaid debit point card in connection with the introduction of our first massively multi-player online game, which we expect will facilitate the usability and growth of all of our fee-based premium services.

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

Wireless Value-added Services

SMS. In conjunction with China Mobile, in January 2001, we began offering value-added services through short messaging services (SMS) to allow users to send and receive messages from the Internet. Subsequently, we entered into a similar arrangement with China Unicom. We charge a fee for these services which are added onto the user’s China Mobile or China Unicom bill and subsequently collected from the user and paid to us by the applicable wireless operator. These new services have experienced strong growth since their launch. At December 31, 2002, we had more than 17 million registered accounts and sent more than 1.6 billion short messages for the year. We expect that the usage of this service will continue to increase in the near term as the popularity of SMS increases but that there will be a transition to next generation technologies such as multi-media messaging services as they become more widely available, as discussed in next subsection below.

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

News and Information Subscription	Community	Internet-related	Multi-Media Downloading
• Current news	• Matchmaking	• E-mail notification	• Ring tones

• Financial news	• SMS girlfriend	• E-card notification	• Logos

• Sports news	• SMS pet	• Instant messaging	• Screensavers

• TV guide	• Educational products

• Weather forecast	• Games & quizzes

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

Online Games

Massively Multi-player Online Role-Playing Games. In 2001, we began offering massively multi-player online role-playing games. As part of this initiative, we acquired technology assets from Guangzhou Tianxia Technology Co. Ltd., a China-based game software developer which we believe was the first company to introduce a domestically developed massively multi-player online role-playing game to the China market. We launched our first massively multi-player online role-playing game, “Westward Journey Online,” in December 2001. In connection with the introduction of this game, we introduced a prepaid debit point card which has facilitated the usability and growth of our online game services and, to a lesser extent, of our other fee-based value-added services. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for our online services, such as playing time for online games. Subsequently, we launched “Westward Journey Online Version 2.0” and a massively multi-player online role-playing game licensed from a Korean company, “PristonTale,” in August 2002. For the month of March 31, 2003, our online games had an average of 85,000 concurrent users and a total of 890,000 unique users.

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

The News Corporation

In connection with the issuance of our Series B preference shares, we entered into an agreement with News Digital Ventures, an affiliate of The News Corporation Limited, which provided for cooperation between us and The News Corporation. As part of the consideration for the issuance of our Series B preference shares, The News Corporation and its affiliates have agreed to provide us with on-air advertising and promotional inventory with a value of US$5 million on The News Corporation’s media properties, including Channel [V], ESPN Star Sports, Phoenix TV and STAR TV. As of May 31, 2003, we had used US$3 million of the inventory and agreed to use the remaining inventory by March 28, 2004. In addition, The News Corporation and its affiliates have agreed to spend US$5 million on online advertising on the NetEase Web sites. As of May 31, 2003, The News Corporation had used approximately US$1 million of this advertising inventory and agreed to use the remaining amount by March 28, 2004. All other aspects of our strategic cooperation agreement with The News Corporation terminated in March 2003.

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

Infrastructure and Technology

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase Web sites are made available primarily through network servers co-located in the facilities of China Netcom’s Beijing affiliate (this was an affiliate of China Telecom until its reorganization) and China Telecom’s Changzhou affiliate. As of May 31, 2003, there were 1,056 such co-located servers, operating with Web server software from Apache and Netscape. We lease dedicated lines with 900 megabits per second capacity from China Netcom’s Beijing affiliate as well as shared lines from China Telecom’s Changzhou affiliate.

We license and optimize StoryServer from Vignette Corporation to provide efficient and responsive management of the content on www.163.com, the main homepage of the NetEase Web sites. We also license NetGravity’s advertisement serving technology to provide internal advertising inventory management, and we have developed our own advertisement tracking system.

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

We are also encountering competition from companies offering massively multi-player online role-playing games that target the China market, such as Shanda Networking, Softworld, Joypark and Waei International (with whom we had a strategic partnership until March 2002). Additionally, the producers of traditional video game consoles, such as Sony’s Play Station 2 and Microsoft’s Xbox, offer massively multi-player games to their users, although the consoles and games have not yet been released in China. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do.

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

We believe the principal competitive factors in the Internet market in China are:

•	brand recognition;

•	user-friendliness;

•	focus on Internet users in China;

•	development of technology tailored for the Chinese Internet industry;

•	comprehensiveness, quality and responsiveness of products and services;

•	availability of targeted content; and

•	personalized experience and online community applications, services and technologies.

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

In March 1998, the National People’s Congress approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Posts and Telecommunications.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the Telecom FIE Rules, foreign investors may now hold an aggregate of no more than 49% of the total equity in any value-added telecommunications business in China. This percentage ceiling is to be increased to 50% by the second anniversary of China’s entry into the WTO.

In addition to the regulations promulgated by the central Chinese government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, where our head office is located, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In September 2000, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial Web sites located within Beijing to conduct both a Web site name registration and a commercial Web site registration with the Beijing AIC. In March 2001, the Beijing AIC also promulgated the Online Advertising Tentative Administrative Measures requiring all ICPs within Beijing which provide online advertising services to obtain an advertising operating license. In addition, the Beijing AIC issued a circular requiring bulletin board services (BBS) providers to obtain approval from the Beijing AIC. Since these local rules or circulars promulgated by the Beijing AIC do not explicitly require a non-Beijing registered Internet company or a non-ICP company to comply with these rules or circulars and it is not clear under the rules that the NetEase Web sites are “located within Beijing,” we believe that these local rules do not apply to Guangzhou NetEase and NetEase Beijing.

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

Currently, the NetEase Web sites are operated by our affiliated company, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase. To operate the NetEase Web sites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase has successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau dated as of December 14, 2000. On February 15, 2001, the News Office of the Beijing Municipal People’s Government approved Guangzhou NetEase’s application in respect of its news displaying services on the NetEase Web sites. Our current ICP license also authorizes Guangzhou NetEase to provide bulletin board services. As for special approvals for other online services, Guangzhou NetEase has submitted applications for online dissemination of health- and drug-related information and Internet publishing.

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

Regulation of Advertisements

The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. While there are no nation-wide uniform laws or regulations in China specifically governing online advertising businesses, some local government authorities, such as the Beijing AIC, have issued a number of regulations governing online advertising businesses. The SAIC has not expressly asserted or issued any regulatory documents stating that the Internet is considered an advertising medium under its rules, nor has the SAIC extended its jurisdiction to online advertisements. However, we cannot predict what stance the SAIC or any other Chinese governmental agencies may adopt in the future.

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

Regulation of Online Games

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or Internet Culture Measures, which will come into effect on July 1, 2003. The Internet Culture Measures require Internet content providers which engage in “Internet Culture Activities” to submit an application for approval by the Ministry of Culture by September 1, 2003. The term “Internet Culture Activities” includes, among other things, acts of online dissemination of “Internet Cultural Products,” such as audio-visual products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet Cultural Products. In addition, these regulations require a separate review of the content of any online games which are imported into China.

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

Legal Proceedings

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming our company, several of our current and former officers and directors, and the underwriters of our initial public offering as defendants. In general, the complaints alleged, among other things, that (i) our initial public offering violated the U.S. securities laws because the financial statements accompanying the offering’s registration statement misstated our revenue; and (ii) we committed securities fraud by materially misstating our revenue in our 2000 financial statements.

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

C. Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
NetEase Information Technology (Beijing) Co., Ltd.	China	100%
NetEase Information Technology (Shanghai) Co., Ltd.	China	100%
NetEase (U.S.) Inc.	U.S.	100%
NetEase Interactive Entertainment Ltd.	British Virgin Islands	100%

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

D. Property, Plant and Equipment

Our principal executive offices are currently located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738. We lease our principal executive offices at an effective annual rent of approximately US$0.4 million (RMB2.9 million), including management fees, for 1,592 square meters under a lease that expires in May 2006. We also occupy 756 square meters under a lease in Shanghai that expires in December 2004. Guangzhou NetEase occupies a total of 2,200 square meters under leases that expire in February 2005 and February 2006, respectively. We also have a lease for an office in the United States located in Newark, California. This lease expires in October 2005, but we are negotiating with the landlord for an early termination of it. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

Our total average bandwidth capacity in 2002 was 1,700 megabits per second, which consisted of the lease of dedicated lines with a total capacity of approximately 900 megabits per second from China Netcom’s Beijing affiliate under a contract expiring in September 2003 and the lease of shared lines with a total capacity of approximately 800 megabits per second from China Telecom’s Changzhou affiliate under contracts expiring in June 2003, January 2004 and March 2004. Our bandwidth fees were approximately US$1.9 million for the year ended December 31, 2002 and approximately US$0.5 million for the first quarter of 2003.

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

As the exclusive Internet technology provider to Guangzhou NetEase Computer System Co. Ltd., or Guangzhou NetEase, we provide a variety of Internet applications, technologies and services to support Guangzhou NetEase’s operation of the NetEase Web sites and our e-commerce related services.

Guangzhou NetEase is a limited liability company organized under the laws of China and is controlled and owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase’s 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination.

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

Advertising Services Revenue

We derive all our advertising services revenue from fees we earn from Guangyitong Advertising, a related party, for services that we provide in connection with advertisements placed on the NetEase Web sites and advertising-related technical consulting services. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to Guangyitong Advertising and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenue of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5% business tax, a 3% cultural development fee and any surcharges that apply to these revenues.

E-commerce and Other Services Revenue

We currently derive all our e-commerce and other services revenue from fees earned pursuant to a series of agreements with Guangzhou NetEase, a related party, under which we provide Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase in exchange for a service fee. The service fee that we charge includes substantially all of the e-commerce and other services revenue recognized by Guangzhou NetEase, net of a 5.5% business tax and any surcharges that apply to these revenues. Prior to 2001, we derived our e-commerce related services revenues from third parties as well as from Guangzhou NetEase.

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

Software Licensing and Related Integration Projects Revenue

Prior to 2000, software licensing and related integration projects revenue consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. In 2002, this category of revenue also included corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers.

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

NetEase Beijing, NetEase Shanghai and Guangzhou NetEase lease bandwidth from China Telecom and China Netcom affiliates. NetEase Beijing and Guangzhou NetEase have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which they pay custody fees to China Telecom and China Netcom. In addition, as a result of our arrangements with Guangzhou NetEase, we also pay for Guangzhou NetEase’s bandwidth lease payments and server custody fees on a monthly basis. These costs are recognized in full as incurred.

Staff costs consist primarily of compensation expenses for our e-commerce and editorial professionals and also for our staff in our online games business department, in particular, a group of employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds.

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

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. During 2000, 2001 and 2002, we granted options to our employees, directors, consultants, a member of our advisory board and several members of our senior management under the 2000 Stock Option Plan. The vesting periods for these options generally range from two years to four years. In addition, some of the options granted were cancelled as a result of the resignation of these personnel.

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

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a “New and High Technology Enterprise”. According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, these preferential tax treatments may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, then it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

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

The above tax loss carryforwards give rise to potential deferred tax assets totaling RMB19.1 million (US$2.3 million). As noted below under “Critical Accounting Policies and Estimates”, a valuation allowance has been provided to partly offset potential deferred tax assets due to the uncertainty surrounding the realizability of such assets.

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

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts, though recently we have seen an increasing number of advertisers who are willing to enter into long-term contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising’s obligations to the advertisers have traditionally also included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions were not met within the contractual time period, Guangyitong Advertising deferred recognition of the corresponding revenues until the remaining guaranteed impression levels were achieved. In 2002, we began focusing on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. This transition is largely complete, and Guangyitong Advertising currently has only a few CPM contracts in effect. However, it has entered into several “cost per action” advertising contracts (known as CPA contracts) whereby revenue is received by Guangyitong Advertising when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. In 2002, CPA contracts represented only a small portion of our advertising revenue, and we expect that this will continue in the near-term.

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

SMS and Other Wireless Value-Added Services

Wireless value-added services revenue, which represents Guangzhou NetEase’s share of the revenues under its cooperative arrangements with China’s two mobile phone operators, is recognized by us primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators’ share of revenue and uncollectible amounts because we consider those operators to be the primary obligors in the information transmission and delivery process which is a critical and integral part of our wireless value-added services. In addition, this revenue recognition approach is supported by the fact that the mobile phone operators must approve all products and services pricing and they have significant influence over other terms under our co-operative arrangements with them. Uncollectible amounts mainly represent the mobile phone operators’ transmission and billing problems resulting from technical issues with their systems. We are unable to estimate or separately confirm the amount of uncollectibles which is reflected in any particular monthly statement and are totally reliant on the information provided by the mobile phone operators in their monthly statements for purposes of our record keeping.

Online Games

We recognize revenue at the time when the points on our prepaid point cards are consumed and services are provided.

Other Fee-Based Premium Services

We recognize revenue for these services ratably over the period when the services are provided, except in the case of the following services:

Online Shopping Mall - Guangzhou NetEase launched our online shopping mall platform in July 2000. As of May 31, 2003, this online shopping mall had 13 “online stores” operated by merchant tenants. From the fourth quarter of 2001, most online stores pay Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognizes ratably over the period of the leases of the e-commerce platforms. Additionally, a small portion of the online stores pay Guangzhou NetEase commissions based on that merchant’s revenues which are recognized on a monthly basis. Prior to 2002, we also received referral fees from online shopping mall partners of the NetEase Web sites which Guangzhou NetEase recognized when services were rendered. As of May 31, 2003, there were no active referral arrangements for which we were recognizing revenue, but we are currently seeking to enter into new referral arrangements.

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

Software Licensing and Related Integration Projects

Our revenue from software licensing and related integration projects in 2000 and 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. We generally provide our customers with post-contract support, for one year or less, on our software products. Such support is generally hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during post-contract customer support arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing such support are insignificant. Sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. For post-contract support services that are for a period of one year or less, we recognize revenue when the following criteria are met:

• persuasive evidence of an arrangement;

• delivery has occurred and services have been performed;

• the sales amount is fixed or determinable; and

• the collectibility is probable.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. The Group has adopted a general provisioning policy for doubtful accounts for its trade receivable balances. The Group provides for 80%, in the case of direct customers, and 50%, in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 6 months. The Group provides for 100% in the case of all parties for outstanding trade receivable balances overdue for more than a year. In addition to the general provisions for trade receivables, the Group also makes specific bad account provisions for problem account receivable balances.

Litigation Reserve

No material litigation reserve existed as of December 31, 2002 because management believed, and continues to believe, that the ultimate resolution of the claims described below under the heading “Outstanding Litigation and Contingent Liabilities” will not result in any material financial impact on our company.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,
	2000		2001		2002
	RMB	%	RMB	%	RMB	%
Revenues:
Advertising services from related parties	30,067,477	91.2	14,163,952	50.0	34,209,376	14.7
E-commerce and other services (including revenues of RMB1,094,859, RMB14,103,151 and RMB197,357,067 (US$23,835,395) from a related party in 2000, 2001 and 2002, respectively)	2,455,834	7.4	14,103,151	49.9	197,357,067	84.9
Software licensing and related integration projects	450,350	1.4	33,218	0.1	1,002,025	0.4

Total revenues	32,973,661	100.0	28,300,321	100.0	232,568,468	100.0
Sales and value-added taxes	(2,476,444)	(7.5)	(2,274,784)	(8.0)	(11,627,216)	(5.0)

Net revenues	30,497,217	92.5	26,025,537	92.0	220,941,252	95.0
Cost of revenues:
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB2,098,127, RMB796,454 and RMB22,737,436 (US$2,746,067) in 2000, 2001 and 2002, respectively)	(38,738,335)	(117.4)	(60,058,488)	(212.3)	(69,769,449)	(30.0)
Share compensation cost*	(1,171,084)	(3.6)	—	—	(1,908,125)	(0.8)

Total cost of revenues	(39,909,419)	(121.0)	(60,058,488)	(212.3)	(71,677,574)	(30.8)

Gross profit (Loss on revenues)	(9,412,202)	(28.5)	(34,032,951)	(120.3)	149,263,678	64.2
Operating expenses:
Selling, general and administrative expenses(including cost reimbursements to a related party of RMB3,124,247, RMB1,884,823 and RMB5,542,383 (US$669,370) in 2000, 2001 and 2002, respectively)	(162,922,561)	(494.1)	(181,560,624)	(641.5)	(92,785,244)	(39.9)
Assets impairment loss	—	—	(2,766,543)	(9.8)	(746,857)	(0.3)
Research and development expenses (including cost reimbursements to a related party of RMBnil, RMBnil and RMB1,346,824 (US$162,660) in 2000, 2001 and 2002, respectively)	(9,525,436)	(28.9)	(11,169,454)	(39.5)	(13,808,360)	(5.9)
Share compensation cost*	(12,668,476)	(38.4)	(2,357,758)	(8.3)	(1,898,733)	(0.8)
Class action settlement	—	—	—	—	(36,005,385)	(15.5)

Total operating expenses	(185,116,473)	(561.4)	(197,854,379)	(699.1)	(145,244,579)	(62.4)

Operating profit (loss)	(194,528,675)	(589.9)	(231,887,330)	(819.4)	4,019,099	1.8
Other income (expenses):
Investment impairment loss	—	—	(8,924,381)	(31.5)	—	—
Interest income	27,858,710	84.5	17,571,187	62.1	7,562,322	3.3
Interest expense	(2,589,735)	(7.9)	(9,882,874)	(35.0)	(1,401,041)	(0.6)
Other, net	(9,099)	—	(40,516)	(0.1)	3,725,370	1.6

	For the year ended December 31,
	2000		2001		2002
	RMB	%	RMB	%	RMB	%
Profit (loss) before tax	(169,268,799)	(513.3)	(233,163,914)	(823.9)	13,905,750	6.1
Income tax benefit	—	—	—	—	2,395,888	1.0

Net profit (loss)	(169,268,799)	(513.3)	(233,163,914)	(823.9)	16,301,638	7.1
* Share compensation cost
Advertising, e-commerce and other services cost of revenues	(1,171,084)	(3.6)	—	—	(1,908,125)	(0.8)
Selling, general and administrative expenses	(7,437,230)	(22.6)	(204,423)	(0.7)	(1,522,369)	(0.6)
Research and development expenses	(5,231,246)	(15.8)	(2,153,335)	(7.6)	(376,364)	(0.2)

Total	(13,839,560)	(42.0)	(2,357,758)	(8.3)	(3,806,858)	(1.6)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, revenue from advertising services, e-commerce and other services and software licensing and related integration projects constituted 14.7%, 84.9% and 0.4%, respectively, of our total revenue. This compares with 50.0%, 49.9% and 0.1%, respectively, of our total revenue in 2001. Our revenue from e-commerce and other services increased significantly during 2002 mainly as a result of the substantial increase in revenue generated from our wireless value-added services and to a lesser extent from our online games. Our advertising services revenue also increased during 2002 due to the expansion of our sales team and a general increase in demand for online advertising in China during 2002. Our software licensing and related integration projects revenue remained low in 2002, as we had previously ceased providing licensing and integration services in 1999 but continued to earn fees for post-contract customer support and also earned a small amount of fees for corporate solution services in 2002.

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

Online Games - Our online games accounted for approximately 18.8% (2001: nil) of our total e-commerce and other services revenue in 2002. In 2001, we acquired all the assets of a China-based online game software development company and started the development of massively multi-player online role-playing games, or “MMORPGs”, at the beginning of 2001. We launched our first MMORPG, “Westward Journey Online”, for beta testing in December 2001, and started charging our users for their playing time in January 2002. Subsequently, we launched “Westward Journey Online Version 2.0” and a MMORPG licensed from a Korean company, “PristonTale”, in August 2002.

Prior to 2000, software licensing and related integration projects revenues consisted of fees received from licensing, integration services and post-contract customer support. We ceased providing licensing and integration services in 1999. Our revenues in 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support. In 2002, this category of revenue also included corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers. We cannot predict whether we will continue to earn revenues from similar transactions in the foreseeable future, but we expect that we will provide these or other similar services to customers upon request. Such revenue totaled RMB1.0 million (US$121,000) in 2002, compared to RMB33,000 in 2001.

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

The significant improvement in gross margins was driven by economies of scales as revenue continued to increase with a relatively stable cost of revenues. In 2001, bandwidth costs increased due to an increase in our purchases of bandwidth in order to support higher Internet traffic during that year. Several factors contributed to the decrease in bandwidth costs in 2002 despite the fact that the volume of our communication traffic increased during the same period. The decrease was due to cheaper location facilities for our servers and a general decline in average annual bandwidth costs per unit from RMB19,500 per megabit per second in 2000 to RMB18,400 per megabit per second in 2001 to RMB7,500 (US$906) per megabit per second in 2002, accompanied by an increase in the total average bandwidth capacity from 800 megabits per second in 2000 to 1000 megabits per second in 2001 to 1700 megabits per second in 2002.

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

Selling, general and administrative expenses decreased by 48.1% to RMB94.3 million (US$11.4 million) in 2002 from RMB181.8 million in 2001, primarily due to expenses of more than RMB50.0 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001 which substantially decreased in 2002, and to a lesser extent due to our cost control measures in 2002.

In 2001, we incurred approximately RMB42.5 million in legal and professional fees in relation to an inquiry by the U.S. Securities and Exchange Commission, the class action complaints described below, the appeal of a delisting action initiated by Nasdaq and the investigation in the second and third quarters of 2001 into the circumstances that led us to restate our 2000 financial statements. In 2002, we incurred a significantly lower amount of legal and professional fees of about RMB17.6 million (US$2.1 million) because the matters listed above were either resolved or required significantly less attention, resulting in a lower consumption of legal and professional services.

The total amount of consultation fees incurred decreased from RMB21.7 million in 2001 to RMB0.8 million (US$0.1 million) in 2002 as we ceased to engage in those discussions in June 2001. In 2001, we also incurred approximately RMB21.7 million of consultation fees on matters relating to potential acquisitions of our business by interested parties, public relations, tax issues and business strategy and management matters.

The decrease in other selling, general and administrative expenses in 2002 was a result of a combination of factors, including (a) a one-time bad debt charge in 2001 for two non-recurring items amounting to RMB8.4 million (US$1.0 million), (b) a one-time charge of compensation expenses in the form of severance paid to several executive officers and a senior employee who were separated from our company prior to the expiration of their employment contracts, amounting to RMB4.4 million (US$0.5 million) and (c) the implementation of the following cost control measures:

•	In 2001, we recorded bad debt expenses for a RMB6.4 million bad debt provision for subscription receivables and RMB2.0 million provision for amount due from a related party, Ding Bo.

•	In 2001, we incurred a one-time charge of RMB4.4 million in compensation expenses in the form of severance paid to three executive officers and one senior manager who were separated from our company prior to the expiration of their employment contracts; and

•	Implementation of cost control measures also contributed to lower selling, general and administrative expenses in 2002, including: (i) strict monitoring of expenditures generally, as a result of which marketing spending decreased from RMB26.0 million in 2001 to RMB6.8 million (US$0.8 million) in 2002, and certain business expenses, such as expenses for overseas traveling and local transportation, recruitment and training, business conferences and entertainment, decreased by RMB4.4 million (US$0.5 million) from RMB9.3 million in 2001 to RMB4.9 million (US$0.6 million) in 2002; and (ii) commencing periodic review of loan aging analysis with respect to loans made to third parties and following up with targeted efforts to seek payment by our customers and debtors which resulted in the required provision for bad debt decreasing from RMB5.1 million in 2001 to RMB3.3 million (US$0.4 million) in 2002.

In 2002, we also paid RMB36.0 million (US$4.35 million) into an escrow account for the settlement of all claims brought in connection with the class action lawsuit in the United States which is described under “Outstanding Litigation and Contingent Liabilities” above. This amount was released from escrow and paid to the plaintiffs at the time the court declared the settlement final.

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

Allowances for Doubtful Accounts

As of December 31, 2001, the gross accounts receivable balance before the allowance for doubtful accounts was RMB11.7 million. After providing for an allowance for doubtful accounts in the amount of RMB5.4 million, the net balance of accounts receivable was RMB6.3 million. The allowance for doubtful accounts with a balance of RMB7,447,775 as of December 31, 2001 is the sum of the RMB5.4 million provision for bad and doubtful accounts and a RMB2.0 million provision for the amount due from Bo Ding, a related party.

Within the provision for accounts receivable balance of RMB5.4 million as of December 31, 2001, approximately RMB2.9 million are specific provisions and the remaining RMB2.5 million are general provisions made in accordance with our general provisioning policy.

Out of the total accounts receivable balance of RMB11.7 million as of December 31, 2001, approximately RMB5.4 million has been provided for as bad debt, RMB5.0 million has been settled and the remaining balance of RMB1.3 million was provided for as bad debt expenses in 2002.

In 2001, we made a full provision of RMB1,999,251 for the loan to Bo Ding which was then in default. The advance was written off in 2002 by offsetting with the corresponding balance in allowance for doubtful accounts.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

The amount of additional provision made for bad and doubtful debts was decreased from RMB7.1 million for fiscal year 2001 to RMB3.2 million for fiscal year 2002. This was mainly due to the strengthening of our debt collection efforts, including litigation actions taken against debtors with long overdue balances.

The percentage of doubtful debts allowance as a percentage of total receivables as of year-end date was also significantly decreased in 2002 as compared with 2001. This was mainly due to the fact that a larger portion of total receivables was due from China Mobile and China Unicom in 2002 when compared with 2001 as a result of the development of our SMS business. The total amounts due from these two mobile operators were RMB2 million and RMB45.8 million as of December 31, 2001 and 2002 respectively. No provision for such accounts receivables balances was made because of the current nature of such balances.

As of December 31, 2001 and 2002, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they have historically not been consolidated into NetEase.com. NetEase.com makes corresponding bad debt provisions when those affiliated companies do so in their books of accounts.

Since NetEase.com relies on Guangzhou NetEase and Guangyitong Advertising to collect monies from their customers to realize its revenue earned from providing consulting services, NetEase.com also assists these two unconsolidated affiliates to manage their receivable balances. As of December 31, 2001, Guangzhou NetEase and Guangyitong Advertising had only one customer with a balance exceeding 10% of the total accounts receivable balance, namely China Mobile which owed the Group approximately RMB2.0 million in the form of SMS revenue payable. As of December 31, 2002, Guangzhou NetEase and Guangyitong Advertising had two customers with receivable balances exceeding 10% of the total accounts receivable balance, namely China Mobile and China Unicom which owed Guangzhou NetEase approximately RMB22.9 million (US$2.8 million) and RMB22.9 million (US$2.8 million) in the form of SMS revenue receivable, respectively, representing 32% and 32% of the total outstanding accounts receivable balance then outstanding. All of the balances owed by China Mobile and China Unicom mentioned in this paragraph had been fully settled before December 31, 2002.

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

Deferred Tax Valuation Allowance

We experienced our first net profits for the year ended December 31, 2002, reporting operating profits for each of the quarters since the second quarter of 2002. For the year ended December 31, 2002, we considered all relevant factors that are material to our business, including positive indicators (such as an improved profitability outlook, an indication of market acceptance of our content, and industry statistics signaling continued growth in the market for our services) and certain negative indicators (such as an increase in competition and industry risk such as our dependency on relationships with the mobile telephone operators in China), and determined that it was more likely than not that we would be able to take advantage of part of our tax loss carryforwards from the prior three fiscal years before their expiration. Accordingly, we decreased our deferred tax valuation allowance from RMB39.1 million as of December 31, 2001 to RMB16.7 million as of December 31, 2002.

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

Other Income (Expenses)

Other income and expenses in 2001 mainly consisted of the one time non-recurring provisions for the impairment of our investments in a convertible note issued by Ladynow.com Corporation Limited, a corporation in which we invested, and convertible preference shares issued by EachNet of RMB2.1 million (US$0.3 million) and RMB6.9 million (US$0.8 million), respectively, and net interest income of RMB7.7 million (US$0.9 million). The provision for the Ladynow convertible note was necessitated by Ladynow’s cessation of operations in 2001. In turn, the EachNet shares were sold back to EachNet in 2002, and the impairment charge for our investment in EachNet in 2001 represents the difference between our original cost of investment and the consideration received for the resale. The decrease in the net interest income in 2001 as compared with 2000 was due to the decrease in our cash balance and the reduction of interest rates during 2001.

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

	Quarter Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:
Advertising services	3,946,530	8,029,230	9,779,126	12,454,490
E-commerce and other services	19,968,083	30,337,297	63,999,662	83,052,025
Software licensing and related integration projects	39,385	118,154	618,138	226,348

Total revenues	23,953,998	38,484,681	74,396,926	95,732,863
Sales and value-added taxes	(1,197,700)	(1,924,880)	(3,694,693)	(4,809,943)

Net revenues	22,756,298	36,559,801	70,702,233	90,922,920
Cost of revenues:
Advertising, e-commerce and other services	(14,894,747)	(14,107,720)	(19,940,627)	(20,826,355)
Share compensation cost	(477,032)	(477,032)	(477,032)	(477,029)

Total cost of revenues	(15,371,779)	(14,584,752)	(20,417,659)	(21,303,384)

Gross profit	7,384,519	21,975,049	50,284,574	69,619,536
Operating expenses:
Selling, general and administrative expenses	(22,202,753)	(21,962,075)	(21,903,299)	(26,717,117)
Asset impairment loss	—	(746,857)	—	—
Research and development expenses	(3,565,372)	(3,884,600)	(2,714,442)	(3,643,946)
Share compensation cost	(645,657)	(597,764)	(358,700)	(296,612)
Class action settlement	—	—	(36,005,385)	—

Total operating expenses	(26,413,782)	(27,191,296)	(60,981,826)	(30,657,675)

Operating profit (loss)	(19,029,263)	(5,216,247)	(10,697,252)	38,961,861
Other income (expenses):
Interest income	1,949,086	2,281,729	1,719,807	1,611,700
Interest expense	(996,735)	(212,382)	(191,924)	—
Other, net	283,199	3,185,235	145,506	111,430

Profit (loss) before tax	(17,793,713)	38,335	(9,023,863)	40,684,991
Income tax benefit	—	—	—	2,395,888

Net profit (loss)	(17,793,713)	38,335	(9,023,863)	43,080,879

Our revenues and results of operations have varied significantly in the past and may fluctuate in the future due to a combination of factors, including, among others:

•	the ability of the NetEase Web sites to attract and retain users;

•	our ability to successfully implement our e-commerce strategies;

•	our ability to develop new fee-based premium services;

•	the receptiveness by users to such fee-based premium services;

•	demand for advertising on the Internet in general and on the NetEase Web sites in particular;

•	our ability to update and develop our Internet portal systems and infrastructure;

•	technical difficulties that users may experience on the NetEase Web sites;

•	competition in Internet markets, including our competitors’ performance in each of the above aspects;

•	growth and acceptance of the Internet in China;

•	changes in Chinese governmental regulations; and

•	general economic conditions in China.

Liquidity and Capital Resources

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

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

Investing Activities

Cash provided by investing activities was RMB42.7 million (US$5.2 million) in 2002, and cash used in investing activities was RMB67.3 million in 2001 and RMB53.0 million in 2000. In 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments and the proceeds from the disposal of our investment in convertible preference shares of EachNet, a private Internet-based auction company, which was offset in part by the cash used in the purchase of fixed assets. The decrease in temporary cash investments resulted from our repayment of bank loans as discussed below under “Financing Activities.” In 2001, cash used in investing activities mainly consisted of the placing of term deposits which had a maturity of more than three months and the purchase of fixed assets, which accounted for 67.7% and 31.4%, respectively, of total cash used in investing activities. In 2000, cash used in investing activities consisted primarily of the purchase of fixed assets and investment in convertible preference shares, which accounted for 64.1% and 31.2%, respectively, of total cash used in investing activities. Our investment in convertible preference shares coincided with our entering into an agreement to operate our co-branded trading and auction Web site with EachNet which, as previously noted, has been terminated. These shares were subsequently sold in 2002 back to EachNet for an aggregate net loss of approximately RMB6.9 million (US$0.8 million).

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

In December 2002, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards, or SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. We believe that the adoption of the related accounting measurement and recognition provisions will not have a material impact on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of APB No. 50” (“FIN 46”). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet completed our assessment of the accounting effects from FIN 46 upon adoption. Based upon our initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou NetEase may be subject to the requirements of FIN 46 and that we may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of our involvement and when that involvement began, have already been included throughout the footnotes to our consolidated financial statements, particularly in Notes 1 and 6. We do not believe that consolidation of these entities will have a material impact on our net profit, but we are not able to estimate the maximum exposure to loss as a result of our involvement with these entities at the present time. Historically, we have not incurred any net losses as a result of our involvement in these entities.

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

PART III

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this amendment no. 2.

Item 19.	Exhibits

Exhibit Number	Document

1.1*	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2*	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3*	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 1.3 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1*	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2*	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1*	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1*	1999 Stock Incentive Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.2*	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.3*	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.4*	Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated May 1, 2003(incorporated by reference to Exhibit 4.4 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.5*	Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6*	Employment Agreement dated September 11, 2001 between NetEase.com, Inc. and Ted Sun (incorporated by reference to Exhibit 4.6 from the company’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on June 21, 2002)

4.7*	Employment Agreement dated June 25, 2003 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.8*	Asset Purchase Agreement dated September 1, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9*	Supplemental Agreement to Asset Purchase Agreement dated as of September 24, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.5 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10*	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.11*	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12*	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13*	Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.14*	Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.15*	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement, each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.16*	Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.17*	Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.16 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.18*	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19*	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20*	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21*	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.22*	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.23*	Amended and Restated Investors’ Rights Agreement, dated March 28, 2000 among NetEase.com, Inc., Baring Asia Private Equity Investments XI Limited, The Goldman Sachs

Group, Inc., Softbank China Venture Investments No. 1 Limited, Best Alliance Profits Limited and Shining Globe International Limited (incorporated by reference to Exhibit 10.16 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.24*	Tenancy Agreement dated October 31, 2002 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Oriental Plaza Co., Ltd. (incorporated by reference to Exhibit 4.24 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.25*	Strategic Cooperation Agreement dated March 23, 2000 between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 10.23 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.26*	Amendment No. 1 dated June 22, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.26 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.27*	Amendment No. 2 dated September 1, 2000 to the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.27 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.28*	Letter Agreement dated as of February 24, 2003 regarding the Strategic Cooperation Agreement between NetEase.com, Inc. and News Digital Ventures (incorporated by reference to Exhibit 4.28 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.29*	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.30*	Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.31*	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.32*	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.33*	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase

Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.34*	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.35*	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.36*	Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.51 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.37*	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

8.1*	Subsidiaries of NetEase.com, Inc. (incorporated by reference to Exhibit 8.1 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

10.1	Translation of Monternet SMS Cooperation Agreement effective as of May 1, 2003 between Beijing China Mobile Communications Company Limited and Guangzhou Netease Computer System Co., Ltd.

10.2	Translation of Cooperation Agreement dated April 22, 2003 between China Unicom Co., Ltd. and Guangzhou Netease Computer System Co., Ltd.

10.3	Translation of Supplemental Agreement on Mobile Data Service dated as of July 29, 2003 between China Unicom Co., Ltd. and Guangzhou Netease Computer System Co., Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer†

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer†

23.1	Consent of PricewaterhouseCoopers, Independent Public Accountants

23.2*	Consent of Maples and Calder Asia

23.3*	Consent of Commerce & Finance Law Office

99.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	previously filed
†	filed herewith on pages 60 and 61

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 2 to the annual report on its behalf.

NETEASE.COM, INC.

Date: July 7, 2004	By:	/s/ DENNY LEE
Denny Lee Chief Financial Officer*

*	Our Acting Chief Executive Officer, Ted Sun, is currently on temporary medical leave of absence.

CERTIFICATION

I, Michael Tong, Executive Director of NetEase.com, Inc.,* certify that:

1. I have reviewed this amendment no. 2 to annual report on Form 20-F/A of NetEase.com, Inc.;

2. Based on my knowledge, this amendment no. 2 to annual report on Form 20-F/A does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 2 to annual report on Form 20-F/A;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 2 to annual report on Form 20-F/A, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 2 to annual report on Form 20-F/A;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 2 to annual report on Form 20-F/A is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this amendment no. 2 to annual report on Form 20-F/A whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: July 7, 2004

By:	/s/ Michael Tong
Michael Tong Executive Director

*	Our Acting Chief Executive Officer, Ted Sun, is currently on temporary medical leave of absence, and our Executive Director has made this Certification in his absence.

CERTIFICATION

I, Denny Lee, Chief Financial Officer of NetEase.com, Inc., certify that:

1. I have reviewed this amendment no. 2 to annual report on Form 20-F/A of NetEase.com, Inc.;

2. Based on my knowledge, this amendment no. 2 to annual report on Form 20-F/A does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 2 to annual report on Form 20-F/A;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment no. 2 to annual report on Form 20-F/A, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment no. 2 to annual report on Form 20-F/A;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment no. 2 to annual report on Form 20-F/A is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment no. 2 to annual report on Form 20-F/A (the “Evaluation Date”); and

c) presented in this amendment no. 2 to annual report on Form 20-F/A our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this amendment no. 2 to annual report on Form 20-F/A whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: July 7, 2004

By:	/s/ Denny Lee
Denny Lee Chief Financial Officer

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of NetEase.com, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of NetEase.com, Inc. as of December 31, 2001 and for each of the two years ended December 31, 2000 and 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002.

/s/ PricewaterhouseCoopers

Beijing, People’s Republic of China April 7, 2003.

The following report is a copy of a report previously issued by Arthur Andersen . Hua Qiang and has not been reissued by Arthur Andersen . Hua Qiang

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have audited the accompanying consolidated balance sheets of NetEase.com, Inc. (a Cayman Islands corporation) as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 1999, 2000 and 2001 expressed in Chinese Renminbi (“RMB”). These financial statements are the responsibility of NetEase. com, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

ARTHUR ANDERSEN . HUA QIANG Beijing, People’s Republic of China April 2, 2002

Consolidated Balance Sheets

	Note	December 31, 2001	December 31, 2002	December 31, 2002
		RMB	RMB	US$
Assets
Current assets:
Cash		479,608,534	560,069,711	67,641,269
Restricted cash	4	90,308,448	1,208,305	145,931
Temporary cash investments		45,521,300	—	—
Prepayments and other current assets	5	9,136,362	6,110,689	738,006
Due from related parties, net of allowance for doubtful accounts of RMB 7,447,775 and RMB 8,703,307 (US$1,051,124) at December 31, 2001 and 2002, respectively	6	2,290,204	22,448,509	2,711,173

Total current assets		626,864,848	589,837,214	71,236,379
Non-current rental deposit		1,087,487	1,065,912	128,733
Investment in convertible preference shares	7	9,701,293	—	—
Property, equipment and software, net	8	36,356,088	26,379,182	3,185,892
Deferred asset		783,352	—	—
Deferred tax assets	11	—	2,395,888	289,358

Total assets		674,793,068	619,678,196	74,840,362

Liabilities & Shareholders’ Equity
Current liabilities:
Short-term bank loans	9	84,000,000	—	—
Accounts payable		13,116,442	3,814,614	460,702
Salary and welfare payable	10	9,936,211	16,023,380	1,935,191
Taxes payable	11	1,772,931	8,252,950	996,733
Deferred revenue		—	165,115	19,941
Accrued liabilities	12	10,937,950	10,398,385	1,255,844

Total current liabilities		119,763,534	38,654,444	4,668,411

Commitments and contingencies	18
Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,000,000,000 shares authorized, 3,024,175,192 shares issued and outstanding as of December 31, 2001, and 3,100,162,537 shares issued and outstanding as of December 31, 2002	14	2,503,626	2,566,543	309,969
Additional paid-in capital	14	1,044,889,829	1,049,651,354	126,769,488
Less: Subscriptions receivable	13	(35,100,568)	(33,113,848)	(3,999,257)
Deferred compensation	15	(3,344,574)	(474,739)	(57,336)
Translation adjustments		217,327	228,910	27,646
Accumulated deficit		(454,136,106)	(437,834,468)	(52,878,559)

Total shareholders’ equity		555,029,534	581,023,752	70,171,951

Total liabilities and shareholders’ equity		674,793,068	619,678,196	74,840,362

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

		For the year ended December 31,
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$
Revenues:
Advertising services from related parties	6	30,067,477	14,163,952	34,209,376	4,131,567
E-commerce and other services (including revenues of RMB 1,094,859, RMB 14,103,151 and RMB 197,357,067 (US$23,835,395) from a related party in 2000, 2001 and 2002, respectively)	6, 16	2,455,834	14,103,151	197,357,067	23,835,395
Software licensing and related integration projects		450,350	33,218	1,002,025	121,018

		32,973,661	28,300,321	232,568,468	28,087,980
Sales and value-added taxes		(2,476,444)	(2,274,784)	(11,627,216)	(1,404,253)

Net revenues		30,497,217	26,025,537	220,941,252	26,683,727

Cost of revenues:
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB 2,098,127, RMB 796,454 and RMB 22,737,436 (US$2,746,067) in 2000, 2001 and 2002, respectively)	6	(38,738,335)	(60,058,488)	(69,769,449)	(8,426,262)
Share compensation cost*		(1,171,084)	—	(1,908,125)	(230,450)

Total cost of revenues		(39,909,419)	(60,058,488)	(71,677,574)	(8,656,712)

Gross profit (Loss on revenues)		(9,412,202)	(34,032,951)	149,263,678	18,027,015
Operating expenses:
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB 3,124,247, RMB 1,884,823 and RMB 5,542,383 (US$669,370) in 2000, 2001 and 2002, respectively)	6	(162,922,561)	(181,560,624)	(92,785,244)	(11,205,948)
Asset impairment loss		—	(2,766,543)	(746,857)	(90,200)
Research and development expenses (including cost reimbursements to a related party of RMB nil, RMB nil and RMB 1,346,824 (US$162,660) in 2000, 2001 and 2002 respectively)	6	(9,525,436)	(11,169,454)	(13,808,360)	(1,667,676)
Share compensation cost*		(12,668,476)	(2,357,758)	(1,898,733)	(229,316)
Class action settlement		—	—	(36,005,385)	(4,348,476)

Total operating expenses		(185,116,473)	(197,854,379)	(145,244,579)	(17,541,616)

Operating profit (loss)		(194,528,675)	(231,887,330)	4,019,099	485,399
Other income (expenses):
Investments impairment loss		—	(8,924,381)	—	—
Interest income		27,858,710	17,571,187	7,562,322	913,324
Interest expense		(2,589,735)	(9,882,874)	(1,401,041)	(169,208)
Other, net		(9,099)	(40,516)	3,725,370	449,924

Profit (Loss) before tax		(169,268,799)	(233,163,914)	13,905,750	1,679,439
Income tax benefit	11	—	—	2,395,888	289,358

Net profit (loss)		(169,268,799)	(233,163,914)	16,301,638	1,968,797

Other comprehensive income (loss) Currency translation adjustments		(348,586)	565,913	11,583	1,399

Comprehensive income (loss)		(169,617,385)	(232,598,001)	16,313,221	1,970,196

		For the year ended December 31,
	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$
Net earnings (loss) per share, basic	17	(0.07)	(0.08)	0.01	0.01

Net earnings (loss) per ADS, basic		(6.78)	(7.74)	0.53	0.06

Net earnings (loss) per share, diluted	17	(0.07)	(0.08)	0.01	0.01

Net earnings (loss) per ADS, diluted		(6.78)	(7.74)	0.52	0.06

Weighted average number of ordinary shares outstanding, basic	17	2,497,467,200	3,013,419,400	3,051,395,100	3,051,395,100

Weighted average number of ADS outstanding, basic		24,974,672	30,134,194	30,513,951	30,513,951

Weighted average number of ordinary shares outstanding, diluted	17	2,497,467,200	3,013,419,400	3,127,837,900	3,127,837,900

Weighted average number of ADS outstanding, diluted		24,974,672	30,134,194	31,278,379	31,278,379

* Share compensation cost
Cost of revenues - advertising, e-commerce and other services	15	(1,171,084)	—	(1,908,125)	(230,450)
Selling, general and administrative expenses		(7,437,230)	(204,423)	(1,522,369)	(183,861)
Research and development expenses		(5,231,246)	(2,153,335)	(376,364)	(45,455)

		(13,839,560)	(2,357,758)	(3,806,858)	(459,766)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders’ Equity

	Convertible preference shares		Ordinary shares		Additional paid-up capital	Subscriptions receivable	Deferred compensation	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount	Share	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 1999	3,000,000	248,367	2,004,500,000	1,659,447	197,604,001	—	(11,743,182)	(51,703,393)	—	136,065,240
Series B preference shares issued for cash at US$15.62 per share	2,560,556	211,976	—	—	330,940,024	(41,390,508)	—	—	—	289,761,492
Cost of issuance of Series B preference shares	—	—	—	—	(6,246,516)	—	—	—	—	(6,246,516)
Ordinary shares issued for cash at US$0.155 per share in initial public offering	—	—	450,000,000	372,560	577,094,666	(6,439,401)	—	—	—	571,027,825
Cost of initial public offering	—	—	—	—	(62,289,780)	—	—	—	—	(62,289,780)
Automatic conversion of Series A preference shares to ordinary shares	(3,000,000)	(248,367)	300,000,000	248,367	—	—	—	—	—	—
Automatic conversion of Series B preference shares to ordinary shares	(2,560,556)	(211,976)	256,055,600	211,976	—	—	—	—	—	—
Share compensation cost	—	—	—	—	39,402,963	—	(25,563,403)	—	—	13,839,560
Net loss	—	—	—	—	—	—	—	(169,268,799)	—	(169,268,799)
Translation adjustments	—	—	—	—	—	—	—	—	(348,586)	(348,586)

Balance as of December 31, 2000	—	—	3,010,555,600	2,492,350	1,076,505,358	(47,829,909)	(37,306,585)	(220,972,192)	(348,586)	772,540,436
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	—	—	6,289,940	—	—	—	6,289,940
Ordinary shares issued to a senior officer of the Company as compensation (see Note 14)	—	—	11,250,000	9,315	1,334,529	—	(739,265)	—	—	604,579
Ordinary shares issued for services to be provided by certain employees (see Note 14)	—	—	2,369,592	1,961	799,160	—	(555,914)	—	—	245,207

Consolidated Statements of Shareholders’ Equity (cont’d.)

	Convertible preference shares		Ordinary shares		Additional paid-up capital	Subscriptions receivable	Deferred compensation	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount	Share	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Share compensation cost	—	—	—	—	(33,749,218)	—	35,257,190	—	—	1,507,972
Provision for uncollectible subscriptions receivable	—	—	—	—	—	6,439,401	—	—	—	6,439,401
Net loss	—	—	—	—	—	—	—	(233,163,914)	—	(233,163,914)
Translation adjustments	—	—	—	—	—	—	—	—	565,913	565,913

Balance as of December 31, 2001	—	—	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	—	—	1,986,720	—	—	—	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 14)	—	—	11,250,000	9,315	(9,315)	—	604,729	—	—	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 14)	—	—	15,959,245	13,214	625,056	—	467,631	—	—	1,105,901
Ordinary shares issued upon exercise of employee options	—	—	48,778,100	40,388	3,847,031	—	—	—	—	3,887,419
Share compensation cost	—	—	—	—	298,753	—	1,797,475	—	—	2,096,228
Net profit	—	—	—	—	—	—	—	16,301,638	—	16,301,638
Translation adjustments	—	—	—	—	—	—	—	—	11,583	11,583

Balance as of December 31, 2002	—	—	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	(437,834,468)	228,910	581,023,752

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit (loss)	(169,268,799)	(233,163,914)	16,301,638	1,968,797
Adjustments for:
Depreciation	8,117,140	17,334,794	21,797,267	2,632,520
Share compensation cost	13,839,560	2,357,758	3,806,858	459,766
Provision for doubtful debts	1,584,452	7,105,038	3,254,783	393,090
Write down of investment in convertible note	—	2,069,475	—	—
Write down of investment in convertible preference shares	—	6,854,906	—	—
Write down of property, equipment and software	—	2,766,543	746,857	90,200
Provision for uncollectible subscriptions receivable	—	6,439,401	—	—
Decrease in accounts receivable	4,706,696	684,888	—	—
(Increase) decrease in prepayments and other current assets	(6,056,428)	5,689,171	3,025,673	365,420
Increase in due from related parties	(5,194,687)	(3,526,047)	(23,413,088)	(2,827,668)
(Increase) decrease in deferred assets	(673,407)	(109,945)	783,352	94,608
Increase in deferred tax assets	—	—	(2,395,888)	(289,358)
Increase (decrease) in accounts payable	6,420,224	5,553,994	(9,301,828)	(1,123,409)
(Decrease) increase in deferred revenue	(1,035,112)	(558,739)	165,115	19,941
Increase in salary and welfare payable	4,862,634	3,204,174	6,087,169	735,165
(Decrease) increase in taxes payable	(410,760)	765,827	6,480,019	782,610
Increase (decrease) in accrued liabilities	18,083,907	(7,843,607)	(539,565)	(65,165)
Increase (decrease) in due to related parties	371,279	(1,313,229)	—	—

Net cash provided by (used in) operating activities	(124,653,301)	(185,689,512)	26,798,362	3,236,517

Cash flows from investing activities:
(Increase) decrease in temporary cash investments	—	(45,521,300)	45,521,300	5,497,742
Purchase of property, equipment and software	(33,970,794)	(21,095,334)	(12,567,218)	(1,517,781)
Increase in investment in convertible note	(827,810)	(1,241,665)	—	—
Investment in convertible preference shares	(16,556,199)	—	—	—
Proceeds from disposal of convertible preference shares	—	—	9,701,293	1,171,654
(Increase) decrease in non-current deposit	(1,682,710)	595,223	21,575	2,606

Net cash provided by (used in) investing activities	(53,037,513)	(67,263,076)	42,676,950	5,154,221

Cash flows from financing activities:
Proceeds from short-term bank loans	112,600,000	123,800,000	—	—
Repayment of short-term bank loans	—	(152,400,000)	(84,000,000)	(10,144,928)
Proceeds from issuance of ordinary shares, net of RMB 62,289,780 issuance costs and RMB 6,439,401 subscriptions receivable in 2000	508,738,045	—	—	—

Consolidated Statements of Cash Flows (cont’d.)

	For the year ended December 31,
	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Proceeds from issuance of Series A and Series B preference shares, net of issuance costs of RMB 6,246,516 and RMB 41,390,508 subscriptions receivable in 2000	283,514,976	—	—	—
Proceeds from issuance of ordinary shares upon exercise of employee options	—	—	3,887,419	469,495
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	6,289,940	1,986,720	239,942

Net cash provided by (used in) financing activities	904,853,021	(22,310,060)	(78,125,861)	(9,435,491)

Effect of exchange rate changes on cash	(348,586)	565,913	11,583	1,399

Net increase (decrease) in cash	726,813,621	(274,696,735)	(8,638,966)	(1,043,354)
(Increase) decrease in restricted cash	(136,052,705)	45,744,257	89,100,143	10,760,887
Cash, beginning of year	117,800,096	708,561,012	479,608,534	57,923,736

Cash, end of year	708,561,012	479,608,534	560,069,711	67,641,269

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	—	—	—	—

Cash paid during the year for interest	1,159,275	8,726,640	1,057,225	127,684

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and some non-employees of the Company (see Notes 14 and 15)	13,839,560	2,357,758	3,806,858	459,766

The accompanying notes are an integral part of these financial statements.

Notes to The Consolidated Financial Statements (Amounts expressed in renminbi (“RMB”), unless otherwise stated)

1. Organization and Nature of Operations

The Group

The accompanying consolidated financial statements include the financial statements of NetEase.com, Inc. (the “Company”) and its controlled entities which consist of NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”), NetEase Information Technology (Shanghai) Co., Ltd. (“NetEase Shanghai”), NetEase (U.S.) Inc. (“NetEase US”), NetEase Interactive Entertainment Limited (“NetEase Interactive”) and Guangzhou NetEase Interactive Entertainment Limited (“Guangzhou Interactive”). The Company and these controlled entities are hereinafter collectively referred to as the “Group”.

The Company was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2002, the Company had four directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, NetEase US and NetEase Interactive. NetEase Beijing and Netease Shanghai were established in the People’s Republic of China (“China”) by the Company on August 30, 1999 and May 14, 2000, respectively. Netease US was established in the United States of America on September 10, 1999. NetEase Interactive was established in the British Virgin Islands (the “BVI”) by the Company on April 12, 2002. Guangzhou Interactive was established in China on October 15, 2002 by NetEase Interactive.

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services, and software licensing services. The Group’s businesses were previously conducted by Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), a limited liability company established in China controlled by the principal shareholder of the Company. Pursuant to a reorganization under common control transaction which took place in September 1999 and related agreements, NetEase Beijing took over the business previously owned by Guangzhou NetEase.

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

Agreements with Guangzhou NetEase

The Group entered into a series of agreements with Guangzhou NetEase effective from year 2000. Under these agreements, the Group provides its Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase, and Guangzhou NetEase operates the NetEase Web sites. These services include:

•	use of domain names;

•	use of copyrighted Web page layout;

•	use of registered trademarks;

•	use of equipment; and

•	provision of technical and consulting services.

Under these agreements, substantially all of the income received by Guangzhou NetEase will be paid to NetEase Beijing. In addition, NetEase Beijing agreed to bear the operating costs of Guangzhou NetEase. Guangzhou NetEase is a related party because it is also controlled by the principal shareholder of the Company. The Group’s businesses are dependent upon Guangzhou NetEase which operates the NetEase Web sites. Under the agreements with Guangzhou NetEase, the Group is to receive payments from Guangzhou NetEase for the technologies and services it provides. The effect of the accounting is that revenues that the Group records related to transactions with Guangzhou NetEase will not exceed the revenues that Guangzhou NetEase derives from unrelated parties. Transactions with Guangzhou NetEase are disclosed as related party transactions.

Agreements with Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)

NetEase Beijing also entered into a series of agreements with Guangyitong Advertising and the ultimate owners of Guangyitong Advertising effective from year 2000. These agreements include:

•	a ten-year irrevocable proxy given by the ultimate owners of Guangyitong Advertising which allows NetEase Beijing to exercise all of the shareholder voting rights of Guangyitong Advertising;

•	an operating agreement providing for the following:

•	Guangyitong Advertising will appoint only those individuals nominated by NetEase Beijing as its senior management personnel;

•	the major decisions of Guangyitong Advertising have to be approved by NetEase Beijing, including those relating to financing; transfer of ownership interests, significant acquisitions, disposals or pledges of assets; and amendment and assignment of contracts;

•	NetEase Beijing has a commitment to purchase the assets and business of Guangyitong Advertising at their net book value once it obtains the approval from the Chinese Government to do so under Chinese law; and

•	NetEase Beijing will issue guarantees for the benefit of Guangyitong Advertising when considered necessary for Guangyitong Advertising’s operations;

•	a ten-year exclusive consulting and technical services agreement providing for the following:

•	NetEase Beijing is the exclusive provider of technical consulting and related services to Guangyitong Advertising for all the advertisements which Guangyitong Advertising will receive and publish on the NetEase Web sites; and

•	NetEase Beijing will charge Guangyitong Advertising a monthly fee for the above services. The service fee may be unilaterally adjusted by NetEase Beijing such that NetEase Beijing may receive all of the profits and cash flows of Guangyitong Advertising;

•	an undertaking by the principal shareholder of the Company and the ultimate owners of Guangyitong Advertising that they will not vote in any shareholders’ or directors’ meetings of the Company on any amendments or supplements to the agreements with Guangyitong Advertising except as directed by the Company’s board of directors.

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

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory accounts of those companies within the Group established in China (“PRC Statutory Accounts”), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;

•	recognition of compensation cost arising from grants of stock options and shares to the Company’s employees, directors, consultants and advisory board members;

•	basis for revenue recognition; and

•	tax effects related to the above adjustments and recognition of deferred tax assets.

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

A substantial portion of the transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase represents wireless value-added services which are currently predominantly derived from activities related to short messaging services (“SMS”). Guangzhou Netease derives SMS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. SMS revenues recognized by Guangzhou Netease represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operator for the service period when the message/content is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

The Group sells prepaid debit point cards through Guangzhou NetEase to the end customers who may use the points on such cards for services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group’s services, such as online games or email services.

Other fee-based premium services revenue are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and premium electronic greeting card services, which are all operated on a monthly subscription basis. These services are provided by Guangzhou NetEase, to which the Group provides technical services. Prepaid subscription fees are deferred and revenue from such services is recognized by Guangzhou NetEase on a straight-line basis over the period in which the services are provided. The corresponding technical service revenues are also recognized by the Group on a straight-line basis over the period in which the services are provided.

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

Software and related integration projects

Software and related integration projects include the elements of licensing, services, and postcontract customer support (“PCS”). PCS, generally for one year or less and occasionally beyond one year, are generally in the form of hotline support and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing PCS are insignificant. Sufficient vendor-specific objective evidence does not exist to allocate the revenues from software and related integration projects to the separate elements of such projects.

In accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, revenues from software licensing and related integration projects under which the Group provides PCS for one year or less are recognized when the following criteria are met:

•	persuasive evidence of an arrangement;

•	delivery has occurred and services have been performed;

•	the sales amount is fixed or determinable; and

•	collectibility is probable.

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

Translations of amounts from RMB into United States dollars (“USD”) for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2800 on December 31, 2002 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2002, or at any other certain rate.

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

Stock-based employee compensation cost of RMB13.8 million, RMB2.4 million and RMB3.8 million in 2000, 2001 and 2002, respectively, is expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the year ended December 31,
	2000	2001	2002
Net income (loss):
As reported	(169,268,799)	(233,163,914)	16,301,638
Less: Additional Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(622,882)	(8,057,740)	(223,046)

Pro forma	(169,891,681)	(241,221,654)	16,078,592

Basic net earnings (loss) per ordinary share:
As reported	(0.07)	(0.08)	0.01
Pro forma	(0.07)	(0.08)	0.01
Diluted net earnings (loss) per ordinary share:
As reported	(0.07)	(0.08)	0.01
Pro forma	(0.07)	(0.08)	0.01

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

Net earnings (loss) per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net profit (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Ordinary equivalent shares in the diluted EPS computation are excluded in net loss periods as their effect would be anti-dilutive. A total of 50,164,600, 66,845,749 and 24,972,000 stock options in 2000, 2001 and 2002, respectively were excluded from the computation of diluted earnings (loss) per share because either (i) the option’s exercise price was greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

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

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No.148 as of December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for interim or annual periods ending after December 15, 2002 and have been included in the consolidated financial statements. The Group believes that the adoption of the related accounting measurement and recognition provisions will not have a material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of APB No. 50”, (“FIN 46”). FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group has not yet completed its assessment of the accounting effects from FIN 46 upon adoption. Based upon the Group’s initial analysis, it is possible that Guangyitong Advertising and/or Guangzhou Netease may be subject to the requirements of FIN 46, and that the Group may be required to consolidate or disclose information about these entities. Disclosures regarding the nature, purpose, size, and activities of these identified entities, along with the nature of the Group’s involvement and when that involvement began, have already been included throughout the footnotes to the consolidated financial statements, particularly in Notes 1 and 6. The Group does not believe that consolidation of these entities will have a material impact on its net income but it is not able to estimate the maximum exposure to loss as a result of its involvement with these entities at present time. Historically, the Group has not incurred any net losses as a result of its involvement in these entities.

The Group relies exclusively on the contractual arrangements with Guangzhou NetEase and Guangyitong Advertising to operate its business. Although many of the Chinese laws and regulations are subject to extensive interpretive powers of the governmental agencies and commissions, and uncertainty exists as to whether the Chinese government will take formal actions to change the applicable laws and regulations or informal actions to prohibit or restrict the Group’s business activities based on interpretation of existing laws and regulations, the Group believes that its present operations are structured to comply with Chinese law and the Group does not believe that these governmentally imposed uncertainties are so severe that they cast doubt on the Group’s ability to enforce its contractual arrangements with Guangzhou NetEase and Guangyitong Advertising and with the ultimate owners of Guangzhou NetEase and Guangyitong Advertising.

3. Concentrations

Dependence on mobile phone operators

SMS revenues, which represent a substantial portion of the e-commerce and other services revenue of Guangzhou NetEase, are derived from co-operative arrangements with the two mobile phone operators in China. If the strategic relationship with either mobile phone operator is terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer the service, which would adversely affect the Group’s businesses.

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

4. Restricted Cash

As of December 31, 2002, restricted cash represents USD denominated deposits in the amounts of US$0.1 million pledged as security money for renting office space. As of December 31, 2001, restricted cash represented USD denominated deposits pledged for renting office space and the Group’s RMB denominated short-term bank loans of US$0.1 million and US$10.8 million respectively.

5. Prepayments and Other Current Assets

	December 31, 2001	December 31, 2002
Prepayments	2,692,651	2,608,169
Interest receivable	2,854,722	352,826
Employee advances	100,535	375,069
Low-value consumables	1,712,813	884,400
Rental deposits	636,222	1,657,212
Other	1,139,419	233,013

Total	9,136,362	6,110,689

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

Due from related parties mainly represents amounts receivable from Guangyitong Advertising and Guangzhou NetEase for services performed and temporary advances to officers of the Group. The balances with these two entities were unsecured, interest-free and repayable on demand.

In addition, in January 2001, the Group advanced RMB1.9 million to the principal shareholder of the Company. The advance bore an annual interest rate of 6% compounded annually and was repayable by monthly instalments with the entire amount repayable by November 2006. The advance was repaid in full in 2003.

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

The breakdown of the amount due from related parties and advance payments from third party trade debtors are as follows:

	2001	2002
Third parties trade account receivables as of December 31,	11,714,168	71,132,435
Less: Provision for bad and doubtful debts	(5,448,524)	(8,703,307)

	6,265,644	62,429,128
Advance payments received from third party trade debtors
– Advertising	(5,596,592)	(4,734,563)
– Point Cards	—	(23,535,674)
– Other E-commerce related services	(2,901,268)	(3,343,092)

Sub-total	(8,497,860)	(31,613,329)

Amounts due from William Ding	1,936,652	1,258,149

Amounts due from Bo Ding	1,999,251	—
Less: Provision	(1,999,251)	—

Sub-total	—	—

Other net assets (liabilities) of Guangyitong Advertising and Guangzhou NetEase	2,585,768	(9,625,439)

Amounts due from related parties as of December 31,	2,290,204	22,448,509

Movements of the allowance for doubtful accounts for the years ended December 31, 2001 and 2002 are as follows:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
2001	342,737	7,105,038	—	7,447,775

2002	7,447,775	3,254,783	1,999,251	8,703,307

7. Investment in Convertible Preference Shares

	December 31, 2001	December 31, 2002
Investment, at cost	16,556,199	—
Less: Investment impairment loss	(6,854,906)	—

Net book value	9,701,293	—

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

8. Property, Equipment and Software

	December 31, 2001	December 31, 2002
Computers	43,937,710	50,163,071
Furniture and office equipment	2,262,944	2,167,062
Software	12,899,639	16,200,568
Vehicles	—	358,705
Leasehold improvements	3,782,693	5,813,941

	62,882,986	74,703,347
Less: Accumulated depreciation	(26,526,898)	(48,324,165)

Net book value	36,356,088	26,379,182

9. Short-term Bank Loans

As of December 31, 2002, there were no short-term bank loans. As of December 31, 2001, short-term bank loans consisted of:

Lender	Period	Annual interest rate	Outstanding principal as of December 31, 2001
China Merchants Bank-loan A	March 2001 to March 2002	5.85%	24,000,000
China Merchants Bank-loan B	April 2001 to April 2002	5.85%	32,000,000
China Merchants Bank-loan C	May 2001 to May 2002	5.85%	28,000,000

			84,000,000

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

NetEase Shanghai and Guangzhou Interactive are both subject to EIT at the rate of 30% plus a local tax of 3%.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,
	2000	2001	2002
EIT statutory rate	(33.0%)	(33.0%)	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT purposes)
— Professional fees	1.9%	8.5%	42.0%
— Salaries of the Company’s senior officers	1.9%	3.1%	40.8%
— Class action settlement	—	—	87.7%
— Depreciation	—	—	32.7%
— Advertising	—	—	9.8%
— Technical services	—	—	13.0%
— Other	7.2%	6.7%	14.7%
Non-deductible share compensation costs	2.7%	0.3%	9.0%
Effect of lower tax rate applicable to hi-tech enterprises	6.7%	6.2%	(168.9%)
Effect of tax holidays applicable to hi-tech enterprises	—	—	(140.8%)
Additional valuation allowance on tax loss carry-forwards	12.6%	8.2%	9.8%

Effective EIT rate	—	—	(17.2%)

As of December 31, 2001, and 2002, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2001	December 31, 2002
Loss carryforwards	39,147,456	19,132,653
Valuation allowance	(39,147,456)	(16,736,765)

Net deferred tax assets	—	2,395,888

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

Business tax (“BT”)

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

Taxes payable

	December 31, 2001	December 31, 2002

BT	1,313,896	4,337,428
Individual income taxes for employees	459,035	3,848,253
Other	—	67,269

Total	1,772,931	8,252,950

12. Accrued Liabilities

	December 31, 2001	December 31, 2002
Accrued advertising expenses	978,027	808,420
Accrued information fees	1,787,468	1,276,551
Accrued professional fees	3,854,513	3,428,678
Other	4,317,942	4,884,736

Total	10,937,950	10,398,385

13. Subscriptions Receivable

Subscriptions receivable represents the amount receivable from a shareholder for subscription for the Company’s series B preference shares (see Note 14). During the year ended December 31, 2001, the Company also made an allowance for doubtful subscriptions receivable amounting to approximately RMB6.4 million. Such subscriptions receivable arose from advances to certain shareholders for subscription for the Company’s shares in 2000.

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

15. Stock Option Plans

1999 Stock Option Plan

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company’s senior management and employees (the “1999 Stock Option Plan”). The Company has reserved 345,675,000 ordinary shares for issuance under the plan.

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

Senior management

Options for the members of the Company’s senior management become exercisable at the rate of 20% on the vesting commencement date which was September 1, 1999, 20% upon completion of one full year and 30% upon completion of each of the next two full years thereafter. These options will also vest upon the founder of the Group ceasing to be the principal shareholder of the Group.

Of the 115,225,000 ordinary shares granted to senior management in 1999 at an exercise price of US$0.065 per share, options to acquire 46,858,200, 52,235,300 and 16,131,500 ordinary shares were cancelled in 2000, 2001 and 2002 respectively, as a result of the resignation of certain members of the Company’s senior management. Accordingly, no options remained outstanding as of December 31, 2002.

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

Employees

During the year ended December 31, 2000, the Company granted options to acquire a total of 64,720,000 ordinary shares to the Company’s employees at an exercise price ranging from US$0.063 to US$0.156 per share. Options for those employees who joined the Group in 1999 vest over a period of three years beginning with the completion of the second full year of service by the respective employees. Options for other employees vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2000, options to acquire 21,755,000, 17,350,000 and 3,838,000 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain employees. Options to acquire 21,777,000 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company granted options to acquire a total of 24,059,000 ordinary shares to the Company’s employees at an exercise price of approximately US$0.022 per share. These options vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2001, options to acquire 9,366,000 and 1,958,000 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain employees, and options to acquire 834,200 ordinary shares were exercised in 2002. Options to acquire 11,900,800 ordinary shares remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company granted options to acquire a total of 51,510,000 ordinary shares to the Company’s employees at exercise prices ranging from US$0.007 to US$0.021 per share. Options for those employees who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective employees. Options for other employees vest over a period of three years beginning from the date of grant.

Out of the options granted to employees in 2002, options to acquire 5,699,000 ordinary shares were cancelled in 2002 as a result of the resignation of certain employees, and options to acquire 5,407,000 ordinary shares were exercised in 2002. Options to acquire 40,404,000 ordinary shares remained outstanding as at December 31, 2002.

Senior management

During the year ended December 31, 2000, the Company granted options to acquire a total of 163,424,300 ordinary shares to certain new members of the Company’s senior management at exercise prices ranging from US$0.043 to US$0.156 per share. These options generally vest over a period of three to four years beginning with the completion of one full year from (i) February 1, 2000, (ii) the date of employment or (iii) the date of offer of employment. The compensation costs were calculated based upon the estimated fair value of the Company’s ordinary shares ranging from US$0.03 per share to US$0.156 per share during the period from February to December 2000.

Out of the options granted to senior management in 2000, options to acquire 33,600,000, 92,218,800 and 37,605,500 ordinary shares were cancelled in 2000, 2001 and 2002, respectively, as a result of the resignation of certain members of the Company’s senior management. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2001, the Company also granted options to acquire a total of

92,225,000 ordinary shares to certain members of the Company’s senior management at exercise prices ranging from US$0.006 to US$0.155 per share.

Out of the options granted to senior management in 2001, options to acquire 54,175,000 and 5,513,100 ordinary shares were cancelled in 2001 and 2002, respectively, as a result of the resignation of certain members of the Company’s senior management, and options to acquire 32,536,900 ordinary shares were exercised in 2002. No options remained outstanding as at December 31, 2002.

During the year ended December 31, 2002, the Company also granted options to acquire a total of 59,000,000 ordinary shares to certain members of the Company’s senior management at exercise prices ranging from US$0.007 to US$0.015 per share. Options for those senior management who joined the Company before April 4, 2001 vest over a period of three years beginning with the completion of one full year of service by the respective members. Options for other management members vest over a period of three years beginning from the date of grant.

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

Advisory board

In June 2000, the Company granted options to acquire a total of 1,500,000 ordinary shares to a member of the Company’s advisory board at an exercise price of US$0.155 per share. These options vested over a two-year period commencing from the date of grant. Deferred compensation costs related to these option grants was approximately RMB1.8 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.155 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%. In addition, in August 2000, the Company granted options to acquire a total of 2,000,000 ordinary shares to the same advisory board member at an exercise price of US$0.05 per share to replace the 1,500,000 shares of option granted in June 2000. The terms of the new grants were the same as those of the grants made in June 2000. In this connection, the options to acquire 1,500,000 ordinary shares granted in June 2000 were modified and therefore the modification was subject to an additional compensation cost of approximately RMB0.04 million. Deferred compensation cost related to the remaining newly issued 500,000 share options was approximately RMB0.2 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.05 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%.

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

Summary Information

Information relating to stock options outstanding is as follows:

	For the year ended December 31,
	2000		2001		2002
	Option shares	Weighted average exercise price	Option shares	Weighted average exercise price	Option shares	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	121,960,000	0.065	248,901,100	0.091	136,430,000	0.074
Granted	233,694,300	0.105	116,284,000	0.017	110,510,000	0.008
Cancelled	(106,753,200)	0.091	(228,755,100)	0.064	(71,885,100)	0.096
Exercised	—	—	—	—	(48,778,100)	0.010

Outstanding at year end	248,901,100	0.091	136,430,000	0.074	126,276,800	0.028

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

	Options Outstanding at December 31, 2002			Options Exercisable at December 31, 2002
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		Years	US$		US$
US$0.007–US$0.009	82,684,000	3.16	0.007	16,908,000	0.007
US$0.012–US$0.015	4,220,000	4.49	0.015	—	—
US$0.021	2,500,000	4.39	0.021	—	—
US$0.022	11,900,800	4.08	0.022	1,738,400	0.022
US$0.070–US$0.075	3,295,000	2.82	0.073	2,295,000	0.072
US$0.100	17,767,000	3.21	0.100	9,505,375	0.100
US$0.155–US$0.156	3,910,000	3.32	0.156	1,564,000	0.156

	126,276,800	3.32	0.028	32,010,775	0.047

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2000	2001	2002
Risk free interest rate	2.50%–3.30%	2.97%–3.30%	2.91%
Expected life (in years)	5–10	5–10	5
Expected dividend yield	0%	0%	0%
Volatility	142%–155%	122%–155%	104%–108%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.128	0.085	0.008

16. Revenues From E-commerce and Other Services

The following is the summarized information of revenues from e-commerce and other services:

	2000	2001	2002
Wireless value-added services and other fee-based services	2,455,834	14,103,151	160,303,651
Online games	—	—	37,053,416

Total	2,455,834	14,103,151	197,357,067

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

17. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
Numerator:
Net profit (loss) attributable to ordinary stockholders	(169,268,799)	(233,163,914)	16,301,638

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,497,467,200	3,013,419,400	3,051,395,100
Dilutive effect of employee stock options	—	—	76,442,800

Weighted average number of ordinary shares outstanding, diluted	2,497,467,200	3,013,419,400	3,127,837,900

Anti-dilutive effect of stock options	50,164,600	66,845,749	24,972,000

Net earnings (loss) per share, basic	(0.07)	(0.08)	0.01

Net earnings (loss) per share, diluted	(0.07)	(0.08)	0.01

18. Commitments and Contingencies

Commitments

As of December 31, 2002, future minimum lease and capital commitments were as follows:

	Office rental commitments	Server custody fee commitments	Capital commitments	Total
2003	4,719,333	10,309,500	450,000	15,478,833
2004	3,697,039	—	—	3,697,039
2005	2,365,763	—	—	2,365,763

Total	10,782,135	10,309,500	450,000	21,541,635

In the years ended December 31, 2000, 2001 and 2002, the Company incurred rental expenses in the amounts of approximately RMB6.9 million, RMB8.8 million, and RMB7.4 million, respectively.

Insurance coverage

As of December 31, 2002, the Group had insurance coverage of approximately RMB39.2 million on its property, equipment and software.

As of December 31, 2002, the Company also maintained insurance coverage, which is subject to various restrictions and limitations, for certain claims which are brought against the Company, certain subsidiaries, the attorneys and underwriters for the Company’s initial public offering and directors, officers and employees of the Company. The aggregate coverage for all the above mentioned parties under this policy is US$10.0 million, and the policy expires on June 15, 2003.

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

These complaints were subsequently consolidated into a single action. In general, the complaints allege, among other things, that (i) the Company’s initial public offering violated the securities laws because the financial statements accompanying the offering’s registration statement misstated the Company’s revenue; and (ii) the Company committed securities fraud by materially misstating the Company’s revenue in its 2000 financial statements.

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

19. Segment information

In the third quarter of fiscal 2003, the Group changed the manner of reporting internal departmental information. As such, the Group has restated its 2002 segment disclosures to conform with the change in segments that occurred in the third quarter of 2003. The following are the breakdowns of revenue for the years ended December 31, 2000, 2001 and 2002 and cost of revenue for the year ended December 31, 2002. No comparative information of the breakdown of cost of revenue was presented for the years ended December 31, 2000 and 2001. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

	2000	2001	2002
Revenue

Advertising services	28,015,943	12,656,519	32,498,907
Online games	—	—	35,200,743
Wireless value-added and other fee-based services	2,481,275	13,369,018	153,241,602

Total net revenue	30,497,217	26,025,537	220,941,252

Cost of revenue

Advertising services	—	—	(26,622,426)
Online games	—	—	(15,530,501)
Wireless value-added and other fee-based services	—	—	(29,524,647)

Total	(39,909,419)	(60,058,488)	(71,677,574)

Gross Profit (loss on revenues)

Advertising services	—	—	5,876,481
Online games	—	—	19,670,242
Wireless value-added and other fee-based services	—	—	(123,716,955)

Total	(9,412,202)	(34,032,951)	149,263,578

20. Subsequent Events

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

(Unaudited)

On May 16, 2003, the court gave its final approval to the definitive settlement agreement entered into between the parties to the litigation referred to in Note 18—Litigation, Class Actions above which provides for a final settlement amount of US$4.35 million.