Form 20-F/A
period 2003-12-31
NETEASE.COM, INC.
filed 2005-01-24
CIK 1110646

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

Commission file number: 000-30666

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

☐ Item 17  ☒ Item 18

EXPLANATORY NOTE

This amendment no. 1 on Form 20-F/A hereby amends Items 3, 5, 6, 7, 18 and 19 of NetEase.com, Inc.’s annual report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on June 29, 2004. This amendment no. 1 is being filed for the purpose of providing additional details to our disclosures in the original report as well as providing additional clarifying information in the notes to our financial statements pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings. This amendment no. 1 is not intended to revise other information presented in our annual report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed, which remains unchanged.

This amendment no. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this amendment no. 1 to the annual report on Form 20-F continues to speak as of June 29, 2004.

Forward-Looking Information

This amendment no. 1 on Form 20-F/A contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

•	the risk that we will not be able to continue to successfully monetize the user base of the NetEase Web sites and that revenues from our online games, as well as our wireless value-added and other fee-based premium services, will not continue to grow;

•	the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market, including due to possible governmental regulation of the online games market in China;

•	the risk that the current popularity of short messaging services (SMS) in China will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive products and services;

•	our dependence on the mobile operators in China to provide our wireless value-added services to their customers, maintain accurate records and collect and remit to us our share of the revenues from these services;

•	the risk that changes in the policies of China Mobile and China Unicom, or in the way such policies are enforced, could adversely affect our revenue from wireless value-added services and our profitability;

•	the risk that we may not be able to continuously develop new and creative online games and wireless value-added services;

•	the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

•	the risk that we will not be able to control our expenses in future periods;

•	possible charges which may be brought against our company by the U.S. Securities and Exchange Commission for potential violations of U.S. securities laws, including monetary penalties and legal fees;

•	our ability to develop and implement additional operational and financial systems to manage our operations;

•	the risk that current or future appointees to management are not effective in their respective positions;

•	the difficulty in locating and recruiting suitable candidates for middle and senior management positions;

•	governmental uncertainties, general competition and price pressures in the marketplace;

•	uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this amendment no. 1 beginning on page F-1. The following data for the years ended December 31, 1999 and 2000 and as of December 31, 1999 and 2000 have also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this amendment no. 1.

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

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this amendment no. 1, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this amendment no. 1 is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this amendment no. 1 contains translations of some Renminbi or U.S. dollar amounts for 2003 at US$1.00: RMB8.2767, which was the prevailing rate on December 31, 2003. The prevailing rate at June 10, 2004 was US$1.00: RMB8.2768. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 1999, 2000, 2001, 2002 and 2003.

Year	Renminbi Average (1)
1999	8.2785
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
December 31, 2003	8.2772	8.2765
January 31, 2004	8.2772	8.2767
February 28, 2004	8.2773	8.2769
March 31, 2004	8.2774	8.2767
April 30, 2004	8.2772	8.2768
May 31, 2004	8.2773	8.2768

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

In the event Guangzhou NetEase’s (or to a much lesser extent, Ling Yi’s) relationships with either China Mobile or China Unicom are adversely altered or terminated, our revenue would likely be adversely affected and we may be unable to find alternatives that would replace such networks and revenue.

Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. Also, the way such policies have been enforced as applied to third party service providers has changed in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS Web site unions” in June 2003, effectively precluding large service providers from aggregating unregistered Web sites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. China Mobile’s adoption of these policies described above was one of the main factors which contributed to the 20.7% decline in our revenues from wireless value-added and other fee-based premium services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003. In addition, new billing systems for SMS services are being adopted on a province-by-province basis, which require users to make two confirmations to order services via the Internet, and new policies are being implemented that enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. We believe that these new billing systems and policies have limited the growth of our revenue from wireless value-added services in the first half of 2004. We expect that our revenue growth will continue to be adversely affected by the introduction of these new billing systems and policies.

We may not be able to adequately respond to these developments or future changes in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

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

In addition, China’s entry into the WTO, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by such companies, for example, as Yahoo! and America Online. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition for advertising spending in China.

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

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this amendment no. 1 to our annual report on Form 20-F/A. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this amendment no. 1 to our annual report on Form 20-F/A are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this amendment no. 1 to our annual report on Form 20-F/A. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

We are also focusing on developing services which utilize emerging wireless technologies. For example, in April 2003, we started to offer MMS services under a cooperative agreement with China Mobile. We also provide WAP services to China Mobile’s and China Unicom’s users. Furthermore, we have recently developed wireless IVRS services, which are a new category of wireless value-added services that allow users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these technologies becomes more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

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

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), monthly franchise fees paid to a Korean licensor for one of our online games (calculated based on the net amount of revenue we earned from operating the game according to a licensing agreement), advertising fees paid to celebrity spokespersons, printing costs for our prepaid point cards and revenue sharing expenses paid to third party promoters of our online game titles.

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

Litigation Reserve

No material litigation reserve existed as of December 31, 2003 because management believed, and continues to believe, that the ultimate resolution of the claims described in Item 8.A.7 “Legal Proceedings” of our annual report on Form 20-F for the year ended December 31, 2003 will not result in any material financial impact on our company.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenue:

	For the Year Ended December 31,
	2001		2002		2003
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	—		37,053,414	15.9	203,246,114	35.7
Wireless value-added and other fee-based premium services	14,136,369	50.0	161,305,678	69.4	279,659,170	49.1
Advertising services	14,163,952	50.0	34,209,376	14.7	86,183,733	15.2

Total revenues	28,300,321	100.0	232,568,468	100.0	569,089,017	100.0
Business tax	(2,274,784)	(8.0)	(11,627,216)	(5.0)	(26,954,502)	(4.7)

Net revenues	26,025,537	92.0	220,941,252	95.0	542,134,515	95.3

Cost of revenues:
Online game services			(15,530,501)	(6.7)	(20,873,502)	(3.7)
Wireless value-added and other fee-based premium services			(29,524,647)	(12.7)	(36,965,777)	(6.5)
Advertising services			(26,622,426)	(11.4)	(27,623,438)	(4.9)

Total cost of revenues	(60,058,488)	(212.2)	(71,677,574)	(30.8)	(85,462,717)	(15.1)

Gross profit (loss on revenues)	(34,032,951)	(120.2)	149,263,678	64.2	456,671,798	80.2
Operating expenses:
Selling, general and administrative expenses	(181,765,047)	(642.3)	(94,307,613)	(40.6)	(110,770,403)	(19.5)
Asset impairment loss	(2,766,543)	(9.8)	(746,857)	(0.3)	—
Research and development expenses	(13,322,789)	(47.1)	(14,184,724)	(6.1)	(19,120,827)	(3.4)
Class action settlement	—		(36,005,385)	(15.4)	—

Total operating expenses	(197,854,379)	(699.2)	(145,244,579)	(62.4)	(129,891,230)	(22.9)

Operating profit (loss)	(231,887,330)	(819.4)	4,019,099	1.8	326,780,568	57.3
Other income (expenses):
Sale of 163.net usage right	—		—		—
Investments impairment loss	(8,924,381)	(31.5)	—		—
Investment income	—		—		538,278	0.1
Interest income	17,571,187	62.1	7,562,322	3.3	11,273,685	2.0
Interest expenses	(9,882,874)	(35.0)	(1,401,041)	(0.6)	—
Other, net	(40,516)	(0.1)	3,725,370	1.6	5,410,171	1.0

Income (loss) before tax	(233,163,914)	(823.9)	13,905,750	6.1	344,002,702	60.4
Income tax benefit (expenses)	—		2,395,888	1.0	(21,129,978)	(3.7)

Net income (loss)	(233,163,914)	(823.9)	16,301,638	7.1	322,872,724	56.7

Share compensation cost included in:
Cost of revenues	—		(1,908,125)	(0.8)	—
Selling, general and administrative expenses	(204,423)	(0.7)	(1,522,369)	(0.6)	(151,166)	(0.0)
Research and development expenses	(2,153,335)	(7.6)	(376,364)	(0.2)	(88,236)	(0.0)

	(2,357,758)	(8.3)	(3,806,858)	(1.6)	(239,402)	(0.0)

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

We expect that we will need to introduce a new version or substantive upgrade of our “Westward Journey Online” game approximately every six months to maintain its popularity, although changes in users’ tastes or in the overall market for online games in China could alter this anticipated life cycle of each version or upgrade or even cause our users to stop playing this game altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of this game or any of our other games. In particular, we note that all of our online games may be adversely affected if, as has been recently predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

Wireless Value-Added and Other Fee-based Premium Services

Revenue from wireless value-added and other fee-based premium services increased by 73.4% to RMB279.7 million (US$33.8 million) from RMB161.3 million in 2002. This increase was primarily due to the increase in paying customers for our SMS services in 2003. The number of monthly active users for SMS services increased to approximately 3.9 million in December 2003 from approximately 2.6 million in December 2002. This increase was consistent with the increase in overall popularity of SMS among the expanding population of mobile phone users in China. This market is, however, increasingly shifting towards next generation technologies, with mobile operators upgrading their networks to general packet-switched radio service, or GPRS, and code division multiple access 1x RTT, or CDMA 1x RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP.

The average prices for our SMS services have remained largely static over the last three years. In addition, the prices for our newer next generation services such as MMS and WAP have also remained relatively steady since their introduction.

China Mobile and China Unicom have adopted a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry, as discussed in “Risk Factors— Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.” Changes in these policies have affected our wireless value-added services revenue in the past, and future changes could also have an adverse impact on our revenue and profitability. In particular, China Mobile banned all cooperative arrangements known as “SMS Web site unions” in June 2003, effectively precluding large service providers from aggregating unregistered Web sites and utilizing China Mobile’s billing platform to gather fees for these services.

In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. China Mobile’s adoption of these policies described above was one of the main factors which contributed to the 20.7% decline in our revenues from wireless value-added and other fee-based premium services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003. This decline significantly lowered the overall growth in our revenue from wireless value-added and other fee-based premium services between 2002 and 2003.

In addition, we believe that the implementation of additional new policies has limited, and will tend to continue to limit, the growth of our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services or requiring us to automatically terminate subscription services for our inactive users. These measures have led to an increased churn rate in users of our wireless value-added services and a slowdown in the growth rate of our new subscribers. We cannot, however, specifically quantify the impact of these initiatives by China Mobile and China Unicom because we have no basis to separate the effect of these changes from other developments in the market such as intensifying competition. In addition, the long-term effects of these changes are unclear as they are relatively new and it remains to be seen whether mobile users’ usage of wireless value-added services will ultimately increase or decrease once they become accustomed to the new billing policies. Nonetheless, we expect that our revenue growth will continue to be adversely affected by the introduction of these new billing systems for the foreseeable future.

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

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 25.2% to RMB37.0 million (US$4.5 million) in 2003 from RMB29.5 million in 2002. This increase in cost of revenues in 2003 consisted primarily of RMB7.4 million (US$0.9 million) in referral fees paid to third-party Web sites for introducing new wireless value-added services customers to us. The referral program pursuant to which these payments were made commenced at the beginning of 2003, and no such referral payments were made in 2002. The program ended in June 2003. This increase was also due, in part, to increased SMS network transmission fees of RMB3.4 million due to the temporary provision of free SMS messaging through our instant messaging service, POPO, in late 2003. These increases were partially offset by a decrease in depreciation and amortization of computers and software attributable to our wireless value-added and other fee-based premium services of RMB2.4 million (US$0.3 million) to RMB6.3 million (US$0.8 million) in 2003 from RMB8.7 million in 2002.

Advertising Services

Cost of revenues from our advertising services increased 3.8% to RMB27.6 million (US$3.3 million) in 2003 from RMB26.6 million in 2002 due primarily to an increase in staff and staff-related costs. Staff and staff-related costs increased RMB2.9 million to RMB9.9 million (US$1.2 million) in 2003 as compared to RMB7.0 million in 2002 as a result of the expansion of our content staff from 78 as of December 31, 2002 to 118 as of December 31, 2003. This increase was partially offset by a decrease of RMB1.3 million in depreciation and amortization of computers and software attributable to our advertising services to RMB5.7 million (US$0.7 million) in 2003 from RMB7.0 million in 2002 as a result of the full depreciation of certain computer equipment in 2003.

Gross Profit

As a result of the strong revenue growth in 2003, our gross profit increased by 205.9% to RMB456.7 million (US$55.2 million) in 2003 from RMB149.3 million in 2002. The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated.

	For the Year Ended December 31,
	2002	2003	2003
	RMB	RMB	US$
Gross profit:
Online game services	19,670,242	172,210,217	20,806,628
Wireless value-added and other fee-based premium services	123,716,955	228,710,524	27,633,057
Advertising services	5,876,481	55,751,057	6,735,904

Total gross profit	149,263,678	456,671,798	55,175,589

Gross margin:
Online game services	55.9%	89.2%	89.2%
Wireless value-added and other fee-based premium services	80.7%	86.1%	86.1%
Advertising services	18.1%	66.9%	66.9%
Total gross margin	67.6%	84.2%	84.2%

The increase in gross margin for online game services in 2003 was mainly due to the commercial launching of “Westward Journey Online Version 2.0” in August 2002 and the increase in popularity of that game in 2003. The online game services revenue increased at a much faster rate than the increase in the cost of revenues. The cost of revenues for online games is mainly composed of payments to a spokesperson, point card printing costs, staff costs and depreciation of servers. Except for the payments to the spokesperson, which increased proportionately to the increase in revenue, all of the other cost components increased at a much lower pace, resulting in the improvement in gross margin.

The substantial increase in gross margin for advertising services was mainly due to an overall enhancement in economies of scale. The cost of revenues for advertising services is mainly composed of costs of purchased content, staff costs for our content editors and depreciation for computers and software relating to advertising services. The revenue from advertising services increased substantially in 2003. However, the cost of revenue did not increase proportionately to revenue, resulting in the improvement in gross margin.

The gross margin for our wireless value-added and other fee-based premium services only increased slightly in 2003 due to a referral program in which we paid substantial referral fees to third-party Web sites for introducing new wireless value-added services customers to us until that program was terminated in June 2003. In addition, the increased SMS network transmission fees we incurred due to the temporary provision of free SMS messaging through our instant messaging service, POPO, in late 2003 also negatively affected the gross margin in 2003. The above two factors offset part of the effect of enhanced economies of scale for these services.

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

Selling, general and administrative expenses increase by 17.5% to RMB110.8 million (US$13.4 million) in 2003 from RMB94.3 million in 2002 primarily due to the following reasons:

•	Increase in staff costs of approximately RMB8.9 million (US$1.1 million) as a result of an increase in the headcount of, and salaries and commissions paid to, our advertising sales team. Such increase was consistent with the increase in advertising revenue in 2003 when compared to 2002; and

•	Additional marketing and promotional events in 2003 when compared to 2002. This resulted in an increase in marketing spending of approximately RMB5.5 million (US$0.7 million). We anticipate that our marketing expenses will continue to increase in 2004 as a result of our new marketing campaign we intend to launch later in 2004 which will focus on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

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

Income Tax

Income tax increased to RMB21.1 million (US$2.6 million) in 2003 from a credit of RMB2.4 million in 2002. The increase in 2003 was mainly due to an increase in revenues and taxable income in 2003, partially offset by an increase in deferred tax assets recognized in 2003 as compared to 2002. Our effective tax rate in 2003 was 6.1%.

Net Income

As a result of the foregoing, net income increased by 1,880.6% to RMB322.9 million (US$39.0 million) in 2003 from RMB16.3 million in 2002.

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

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2003 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below for the year ended December 31, 2003 in conjunction with our consolidated financial statements and the related notes included elsewhere in this amendment no.1.

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

D.	Trend Information

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•	We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. Our revenue from online games could also be adversely affected if the Chinese government imposes additional restrictions or requirements on this market.

•	The rapid expansion of the wireless value-added services market in China in recent years is expected by China’s Ministry of Information Industry and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will have two fundamental effects on our business. First, it will present an ongoing opportunity to increase our revenues from wireless value-added services. Second, we believe, on the other hand, that it will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.

In addition, the mobile operators in China have been implementing new policies that have limited the growth of our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services or requiring us to automatically terminate subscription services for our inactive users. We may not be able to adequately respond to these developments or future changes in mobile operator policies, or changes in the manner in which such policies are enforced. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenues and profitability.

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

The News Corporation Limited had the right to nominate one director to our board, and, upon nomination, certain of our shareholders holding a majority of our outstanding shares were obligated to vote their shares in favor of such nominated director. Two of our prior directors, Lawrence J. Smith and John Lau, were nominated and elected to our board in this manner. However, this right terminated in March 2003 when The News Corporation Limited sold a portion of its shares in our company. See Item 7.B. “Related Party Transactions” in this amendment no. 1.

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

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2001, 2002 and 2003 to our executive officers:

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)(1)		Securities Underlying Options (#)	All Other Compensation (US$)
Ted Sun (2)	2003	232,230	(3)	220,000		10,000,000	65,326	(4)
Acting Chief	2002	299,035	(3)	200,000		15,000,000	297,972	(5)
Executive Officer and a Director	2001	146,035	(3)	165,000	(6)	—	—
Denny Lee (7)	2003	206,750	(8)	160,000		8,000,000	14,668	(9)
Chief Financial	2002	201,149	(10)	80,000		10,000,000	94,358	(11)
Officer and a Director	2001	15,411	(12)	3,800		—	—
Michael Tong (13)	2003	110,523	(14)	75,000		10,000,000	—
Executive Director	2002	—		—		—	—
	2001	—		—		—	—

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.

(2)	Mr. Sun became our acting Chief Executive Officer in September 2001.

(3)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2001, 2002 and 2003, we paid Mr. Sun US$73,035, US$73,035 and US$16,230 to purchase 11,250,000, 11,250,000 and 2,500,000, respectively, of such shares in accordance with his subscription schedule. These cash amounts are included as salary for the respective year in which they were paid in the table above. In addition, this column also includes Mr. Sun’s base salary and a housing allowance of $18,767, US$35,100 and $12,400 paid by our company on behalf of Mr. Sun in 2003, 2002 and 2001, respectively.

(4)	Represents payments for Chinese individual income taxes, which are borne by our company on behalf of Mr. Sun.

(5)	Represents payments for Chinese individual income taxes, which accrued in the year 2002 with respect to Mr. Sun’s compensation in that year and which our company paid in 2003 on his behalf.

(6)	This amount constituted a sign-on bonus which was paid in two installments: one of US$75,000 upon Mr. Sun’s commencement of employment and the second of US$60,000 on January 2, 2002. It also included a year-end performance bonus of US$30,000.

(7)	Mr. Lee joined our company as Financial Controller in November 2001 and became our Chief Financial Officer in April 2002.

(8)	Includes a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.

(9)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Lee.

(10)	Includes a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.

(11)	Represents payments for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee’s compensation in that year and which our company paid in 2003 on his behalf.

(12)	Includes a housing allowance of US$1,166 paid by our company on behalf of Mr. Lee and a cash living allowance of US$1,972 paid to Mr. Lee.

(13)	Mr. Tong joined our company as an executive officer in June 2003.

(14)	Includes a housing allowance of US$6,159 paid by our company on behalf of Mr. Tong.

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

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Acting Chief Executive Officer, Chief Financial Officer and Executive Director during 2003:

	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
Name						5%		10%
Ted Sun	10,000,000	9.11%	US$	0.11	March 4, 2008	US$	303,910	US$	671,561
Denny Lee	8,000,000	7.29%	US$	0.11	March 4, 2008	US$	243,128	US$	537,249
Michael Tong	10,000,000	9.11%	US$	0.254	May 12, 2008	US$	303,910	US$	671,561

(1)	Based on a total of 109,745,000 options granted to employees of NetEase in 2003, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

(3)	The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.

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

	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 (US$)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ted Sun	9,600,000	1,691,800	6,600,000	10,000,000	2,334,720	2,592,000
Denny Lee	3,000,000	504,000	—	15,000,000	—	4,609,000
Michael Tong	—	—	—	10,000,000	—	1,152,000

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.

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

Please refer to Item 6. “Directors, Senior Management and Employees-Share Ownership.”

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

Loans and Advances. We have entered into loan agreements in 2000 with four related parties, Shi Qixiang, Lu Yong, Dong Peizhen and Li Ye who were business acquaintances of certain members of our company’s former management (including William Lei Ding with respect to Shi Qixiang and Lu Yong), for the purpose of purchasing our ordinary shares. These loans were in the aggregate principal amount of approximately US$777,000, and were made in a single lump sum payment to each borrower. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of December 31, 2003, the principal amounts originally lent to Shi Qixiang and Lu Yong of approximately US$691,000 had been repaid. Although we have attempted to recover the remaining unpaid balances due from Dong Peizhen and Li Ye, we can provide no assurance that we will be able to recover such amounts because we are unable to locate these borrowers at this time.

Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main Web site and our corporate Web site and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. These fees were based on arms-length negotiations. Although we believe that BEENET has provided similar types of services to other companies, the projects BEENET performed for our company were of a highly customized nature to address our specific business needs. Accordingly, we have no basis to determine whether the fees we paid to BEENET were consistent with the fees it has received from other customers. In addition, BEENET entered into advertising contracts with us pursuant to which BEENET paid to us an aggregate of US$200,000. The fees paid by BEENET for these advertising services were based on arms-length negotiations.

C.	Interests of Experts and Counsel

Not applicable.

PART III

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this amendment no. 1.

Item 19.	Exhibits

Exhibit Number	Document
1.1*	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2*	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3*	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 3.2 from the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1*	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2*	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1*	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1*	1999 Stock Incentive Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.2*	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.3*	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.4*	Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated May 1, 2003 (incorporated by reference to Exhibit 4.4 from the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.5*	Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 from the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6*	Employment Agreement dated September 11, 2001 between NetEase.com, Inc. and Ted Sun (incorporated by reference to Exhibit 4.6 from the company’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on June 21, 2002)

4.7*	Employment Agreement dated June 25, 2003 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 from the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.8*	Asset Purchase Agreement dated September 1, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9*	Supplemental Agreement to Asset Purchase Agreement dated as of September 24, 1999 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.5 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10*	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.11*	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12*	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13*	Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.14*	Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.15*	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement, each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.16*	Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.17*	Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.16 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.18*	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19*	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20*	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21*	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 from the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.22*	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.23*	Tenancy Agreement dated October 31, 2002 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Oriental Plaza Co., Ltd. (incorporated by reference to Exhibit 4.24 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.24*	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.25*	Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.26*	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.27*	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.28*	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.29*	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.30*	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.31*	Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.51 from Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.32*	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 from the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.33*	Registration Rights Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC (incorporated by reference to Exhibit 4.3 from the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.34*	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 from the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.35*	Lease Contract dated November 25, 2003 between Beijing Qingyun International Research and Development Center (with supplemental agreement dated November 25, 2003) (incorporated by reference to Exhibit 4.35 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

8.1*	Subsidiaries of NetEase.com, Inc. (incorporated by reference to Exhibit 8.1 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

10.1*	Translation of Monternet SMS Cooperation Agreement effective as of May 1, 2003 between Beijing China Mobile Communications Company Limited and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.1 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

10.2*	Translation of Cooperation Agreement dated April 22, 2003 between China Unicom Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.2 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

10.3*	Translation of Supplemental Agreement on Mobile Data Service dated as of July 29, 2003 between China Unicom Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.3 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

10.4*	Purchase Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC (incorporated by reference to Exhibit 10.1 from the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

11.1*	Code of Business Conduct (incorporated by reference to Exhibit 11.1 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

12.1†	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2†	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 from the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

23.1†	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Public Accountants

23.2*	Consent of Maples and Calder Asia

23.3*	Consent of Commerce & Finance Law Office

*	previously filed

†	filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Ted Sun
Acting Chief Executive Officer

Date: January 24, 2005

NETEASE.COM, INC.

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years ended December 31, 2002 and 2003, in conformity with generally accepted accounting principles in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I as of December 31, 2002 and 2003 and for each of the two years then ended presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statement Schedule I are the responsibility of NetEase.com, Inc.’s management; our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of NetEase.com, Inc. for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 2, 2002. The Financial Statement Schedule I for the year ended December 31, 2001 has not been audited by us or any other independent accountants.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

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

ARTHUR ANDERSEN • HUA QIANG

Beijing, People’s Republic of China

April 2, 2002

*	The Company’s consolidated balance sheets as of December 31, 2000 and 2001, consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 1999 and 2000 are not included in this report as they are not required.

Consolidated Balance Sheets

	Note		December 31, 2002	December 31, 2003	December 31, 2003
			RMB	RMB	US$
Assets
Current assets:
Cash			560,069,711	1,356,069,544	163,841,814
Restricted cash	4		1,208,305	—	—
Held-to-maturity investments	5		—	332,093,546	40,123,908
Prepayments and other current assets	6		6,110,689	19,749,369	2,386,140
Due from related parties, net of allowance for doubtful accounts of RMB8,703,307 and RMB10,157,789 (US$1,227,275) at December 31, 2002 and 2003, respectively	7,8		22,448,509	15,182,589	1,834,377
Deferred tax assets	11		—	9,669,543	1,168,284

Total current assets			589,837,214	1,732,764,591	209,354,523

Non-current assets:
Rental deposit			1,065,912	1,430,544	172,840
Property, equipment and software, net	9		26,379,182	40,410,264	4,882,413
Deferred tax assets	11		2,395,888	—	—
Deferred assets	2	(o)	—	12,086,693	1,460,328

Total non-current assets			29,840,982	53,927,501	6,515,581

Total assets			619,678,196	1,786,692,092	215,870,104

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable			3,814,614	10,738,090	1,297,388
Salary and welfare payable	10		16,023,380	17,405,624	2,102,967
Taxes payable	12		8,252,950	15,976,342	1,930,279
Deferred revenue			165,115	—	—
Accrued liabilities	13		10,398,385	11,698,761	1,413,457
Due to a related party, net	7		—	21,947,411	2,651,710

Total current liabilities			38,654,444	77,766,228	9,395,801

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	14		—	827,670,000	100,000,000
Other long-term payable			—	231,449	27,964

Total long-term payable			—	827,901,449	100,027,964

Total liabilities			38,654,444	905,667,677	109,423,765

Commitments and contingencies	19
Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,100,162,537 shares issued and outstanding as of December 31, 2002, and 3,128,958,189 shares issued and outstanding as of December 31, 2003	16		2,566,543	2,589,756	312,897
Additional paid-in capital	16		1,049,651,354	993,254,740	120,006,130
Less: Subscriptions receivable	15		(33,113,848)	—	—
Statutory reserves	2	(n)	—	33,699,834	4,071,651
Deferred compensation	17		(474,739)	(69,175)	(8,358)
Translation adjustments			228,910	210,838	25,474
Accumulated deficit			(437,834,468)	(148,661,578)	(17,961,455)

Total shareholders’ equity			581,023,752	881,024,415	106,446,339

Total liabilities and shareholders’ equity			619,678,196	1,786,692,092	215,870,104

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

			For the year ended December 31,
	Note		2001	2002	2003	2003
			RMB	RMB	RMB	US$
Revenues:
Online game services (including revenues of RMB nil, RMB37,053,414 and RMB203,246,114 (US$24,556,419) from a related party in 2001, 2002 and 2003, respectively)			—	37,053,414	203,246,114	24,556,419
Wireless value-added and other fee-based premium services (including revenues of RMB14,103,151, RMB160,303,653 and RMB279,659,170 (US$33,788,729) from a related party in 2001, 2002 and 2003, respectively)	20		14,136,369	161,305,678	279,659,170	33,788,729
Advertising services from a related party			14,163,952	34,209,376	86,183,733	10,412,813

			28,300,321	232,568,468	569,089,017	68,757,961
Business tax	11	(b)	(2,274,784)	(11,627,216)	(26,954,502)	(3,256,673)

Net revenues	20		26,025,537	220,941,252	542,134,515	65,501,288

Cost of revenues (including cost reimbursements to a related party of RMB796,454, RMB22,737,436 and RMB14,188,073 (US$1,714,219) in 2001, 2002 and 2003, respectively)	20		(60,058,488)	(71,677,574)	(85,462,717)	(10,325,699)

Gross profit (Loss on revenues)			(34,032,951)	149,263,678	456,671,798	55,175,589
Operating expenses:
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB1,884,823, RMB5,542,383 and RMB23,305,257 (US$2,815,767) in 2001, 2002 and 2003, respectively)			(181,765,047)	(94,307,613)	(110,770,403)	(13,383,402)
Research and development expenses (including cost reimbursements to a related party of RMB nil, RMB1,346,824 and RMB2,833,341 (US$342,327) in 2001, 2002 and 2003, respectively)			(13,322,789)	(14,184,724)	(19,120,827)	(2,310,199)
Asset impairment loss			(2,766,543)	(746,857)	—	—
Class action settlement	19	(c)	—	(36,005,385)	—	—

Total operating expenses			(197,854,379)	(145,244,579)	(129,891,230)	(15,693,601)

Operating profit (loss)			(231,887,330)	4,019,099	326,780,568	39,481,988
Other income (expenses):
Investments impairment loss	2	(h)	(8,924,381)	—	—	—
Investment income			—	—	538,278	65,035
Interest income			17,571,187	7,562,322	11,273,685	1,362,099
Interest expenses			(9,882,874)	(1,401,041)	—	—
Other, net			(40,516)	3,725,370	5,410,171	653,663

Profit (Loss) before tax			(233,163,914)	13,905,750	344,002,702	41,562,785
Income tax benefit (expense)	11		—	2,395,888	(21,129,978)	(2,552,947)

Net profit (loss)			(233,163,914)	16,301,638	322,872,724	39,009,838

Other comprehensive income (loss)
Currency translation adjustments			565,913	11,583	(18,072)	(2,183)

Comprehensive income (loss)			(232,598,001)	16,313,221	322,854,652	39,007,655

Net earnings (loss) per share, basic	18		(0.08)	0.01	0.10	0.01

Net earnings (loss) per ADS, basic			(7.74)	0.53	10.34	1.25

Net earnings (loss) per share, diluted	18		(0.08)	0.01	0.10	0.01

Net earnings (loss) per ADS, diluted			(7.74)	0.52	9.78	1.18

Weighted average number of ordinary shares outstanding, basic	18		3,013,419,400	3,051,395,100	3,122,257,952	3,122,257,952

Weighted average number of ADS outstanding, basic			30,134,194	30,513,951	31,222,580	31,222,580

Weighted average number of ordinary shares outstanding, diluted	18		3,013,419,400	3,127,837,900	3,301,311,499	3,301,311,499

Weighted average number of ADS outstanding, diluted			30,134,194	31,278,379	33,013,115	33,013,115

Share compensation cost included in:
Cost of revenues	16,17		—	(1,908,125)	—	—
Selling, general and administrative expenses			(204,423)	(1,522,369)	(151,166)	(18,264)
Research and development expenses			(2,153,335)	(376,364)	(88,236)	(10,661)

			(2,357,758)	(3,806,858)	(239,402)	(28,925)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Accumulated deficit	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2000	3,010,555,600	2,492,350	1,076,505,358	(47,829,909)	(37,306,585)	—	(220,972,192)	(348,586)	772,540,436
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	6,289,940	—	—	—	—	6,289,940
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	11,250,000	9,315	1,334,529	—	(739,265)	—	—	—	604,579
Ordinary shares issued for services to be provided by certain employees (see Note 16)	2,369,592	1,961	799,160	—	(555,914)	—	—	—	245,207
Share compensation cost	—	—	(33,749,218)	—	35,257,190	—	—	—	1,507,972
Provision for uncollectible subscriptions receivable	—	—	—	6,439,401	—	—	—	—	6,439,401
Net loss	—	—	—	—	—	—	(233,163,914)	—	(233,163,914)
Translation adjustments	—	—	—	—	—	—	—	565,913	565,913

Balance as of December 31, 2001	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	—	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	1,986,720	—	—	—	—	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	11,250,000	9,315	(9,315)	—	604,729	—	—	—	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 16)	15,959,245	13,214	625,056	—	467,631	—	—	—	1,105,901
Ordinary shares issued upon exercise of employee stock options	48,778,100	40,388	3,847,031	—	—	—	—	—	3,887,419
Share compensation cost	—	—	298,753	—	1,797,475	—	—	—	2,096,228
Net profit	—	—	—	—	—	—	16,301,638	—	16,301,638
Translation adjustments	—	—	—	—	—	—	—	11,583	11,583

Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	—	(437,834,468)	228,910	581,023,752

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity (Cont’d.)

	Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Accumulated deficit	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (Note 16)	(27,142,000)	(22,891)	(71,248,494)	33,113,848	—	—	—	—	(38,157,537)
Ordinary shares issued to a senior officer of the Company as compensation (see Note 16)	2,500,000	2,070	(2,070)	—	134,060	—	—	—	134,060
Ordinary shares issued for services to be provided by certain employees (see Note 16)	853,952	707	(707)	—	88,236	—	—	—	88,236
Share compensation cost	—	—	—	—	111,856	—	—	—	111,856
Reversal of deferred compensation arising from options due to employee resignation	—	—	(166,162)	—	71,412	—	—	—	(94,750)
Appropriation to statutory reserves	—	—	—	—	—	33,699,834	(33,699,834)	—	—
Ordinary shares issued upon exercise of employee stock options	52,583,700	43,327	15,020,819	—	—	—	—	—	15,064,146
Net profit	—	—	—	—	—	—	322,872,724	—	322,872,724
Translation adjustments	—	—	—	—	—	—	—	(18,072)	(18,072)

Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit (loss)	(233,163,914)	16,301,638	322,872,724	39,009,838
Adjustments for:
Depreciation	17,334,794	21,797,267	17,429,212	2,105,817
Share compensation cost	2,357,758	3,806,858	239,402	28,925
Provision for doubtful debts	7,105,038	3,254,783	3,551,682	429,118
Amortization of issuance cost of convertible bonds	—	—	3,511,275	424,234
Write down of investment in convertible note	2,069,475	—	—	—
Write down of investment in convertible preference shares	6,854,906	—	—	—
Write down of property, equipment and software	2,766,543	746,857	—	—
Provision for uncollectible subscriptions receivable	6,439,401	—	—	—
Decrease in accounts receivable	684,888	—	—	—
(Increase) decrease in prepayments and other current assets	5,689,171	3,025,673	(5,798,662)	(700,601)
(Increase) decrease in due from/to related parties	(4,839,276)	(23,413,088)	25,661,649	3,100,469
(Increase) decrease in deferred assets	(109,945)	783,352	—	—
Increase in deferred tax assets	—	(2,395,888)	(7,273,655)	(878,811)
Increase (decrease) in accounts payable	5,553,994	(9,301,828)	3,288,082	397,269
Increase in salary and welfare payable	3,204,174	6,087,169	1,382,244	167,004
Increase in taxes payable	765,827	6,480,019	7,723,392	933,149
Increase (decrease) in deferred revenue	(558,739)	165,115	(165,115)	(19,949)
Increase (decrease) in accrued liabilities	(7,843,607)	(539,565)	1,300,376	157,113

Net cash provided by (used in) operating activities	(185,689,512)	26,798,362	373,722,606	45,153,575

Cash flows from investing activities:
Increase in held-to-maturity investments	—	—	(332,093,546)	(40,123,908)
(Increase) decrease in temporary cash investments	(45,521,300)	45,521,300	—	—
Purchase of property, equipment and software	(21,095,334)	(12,567,218)	(27,824,900)	(3,361,835)
Increase in investment in convertible note	(1,241,665)	—	—	—
Proceeds from disposal of convertible preference shares	—	9,701,293	—	—
(Increase) decrease in non-current rental deposit	595,223	21,575	(364,632)	(44,055)

Net cash (used in) provided by investing activities	(67,263,076)	42,676,950	(360,283,078)	(43,529,798)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (Cont’d.)

	For the year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	123,800,000	—	—	—
Repayment of short-term bank loans	(152,400,000)	(84,000,000)	—	—
Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	3,887,419	15,064,146	1,820,067
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	6,289,940	1,986,720	—	—
Re-purchase of ordinary shares	—	—	(38,157,537)	(4,610,236)
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	—	827,670,000	100,000,000
Increase in other long-term payable	—	—	231,449	27,964
Payment for issuance cost of convertible notes	—	—	(23,437,986)	(2,831,803)

Net cash provided by (used in) financing activities	(22,310,060)	(78,125,861)	781,370,072	94,405,992

Effect of exchange rate changes on cash	565,913	11,583	(18,072)	(2,183)

Net increase (decrease) in cash	(274,696,735)	(8,638,966)	794,791,528	96,027,586
Decrease in restricted cash	45,744,257	89,100,143	1,208,305	145,989
Cash, beginning of year	708,561,012	479,608,534	560,069,711	67,668,239

Cash, end of year	479,608,534	560,069,711	1,356,069,544	163,841,814

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	—	—	20,793,510	2,512,295

Cash paid during the year for interest	8,726,640	1,057,225	—	—

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 16 and 17)	2,357,758	3,806,858	239,402	28,925

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

Held-to-maturity investments represents certain marketable debt securities of US government agencies which the Group held for investment purposes. The Group has the intent and believes it has the ability to hold these marketable securities until maturity of the securities and has accordingly classified them as held-to-maturity investments in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Held-to-maturity investments are reported at amortized cost as of the balance sheet date which approximates fair market value. As of December 31, 2003, the amount of gross unrealized gains and losses (i.e. the difference between the recorded cost and the fair value) was not significant.

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

In addition, in January 2001, the Group advanced RMB1.9 million to Mr. William Ding, the principal shareholder of the Company. The advance bore an annual interest rate of 6% compounded annually and was repayable by monthly installments with the entire amount repayable by November 2006. The advance was repaid in full in 2003.

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

The breakdown of the amount due from related parties and advance payments from third party trade debtors are as follows:

	December 31, 2001	December 31, 2002	December 31, 2003
	RMB	RMB	RMB
Third parties trade account receivables	11,714,168	71,132,435	81,984,599
Less: Provision for bad and doubtful debts	(5,448,524)	(8,703,307)	(10,157,789)

	6,265,644	62,429,128	71,826,810
Advance payments received from third party trade debtors	(8,497,860)	(31,613,329)	(59,730,338)
- Advertising	(5,596,592)	(4,734,563)	(7,301,926)
- Point Cards	—	(23,535,674)	(42,471,626)
- Other e-commerce related services	(2,901,268)	(3,343,092)	(9,956,786)
Amounts due from William Ding	1,936,652	1,258,149	—
Amounts due from Bo Ding	1,999,251	—	—
Less: Provision	(1,999,251)	—	—

	—	—	—
Other net assets (liabilities) of Guangyitong Advertising and Guangzhou NetEase	2,585,768	(9,625,439)	(18,861,294)

Amounts due from (to) related parties, net	2,290,204	22,448,509	(6,764,822)

Represented by:
Amounts due from related parties	2,290,204	22,448,509	15,182,589
Amounts due to a related party	—	—	(21,947,411)

	2,290,204	22,448,509	(6,764,822)

(b)	Variable Interest Entities

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

15. Subscriptions Receivable

During the year ended December 31, 2001, the Company made an allowance for doubtful subscriptions receivable amounting to approximately RMB6.4 million. Such subscriptions receivable arose from advances to certain shareholders for subscription for the Company’s shares in 2000. Out of the total aggregate outstanding principal amount, approximately RMB5.7 million was repaid in 2003.

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

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2001	2002	2003
Risk free interest rate	2.97% -3.30%	2.91%	2.79%
Expected life (in years)	5-10	5	5
Expected dividend yield	0%	0%	0%
Volatility	122% -155%	104% -108%	103% -111%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.085	0.008	0.128

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

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

NETEASE.COM, INC.

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

	December 31, 2002	December 31, 2003	December 31, 2003
	RMB	RMB	US$
Assets

Current assets:
Cash	384,433,690	828,992,541	100,159,791
Held-to-maturity investments	—	332,093,546	40,123,908
Prepayments and other current assets	1,637,877	9,024,491	1,090,349

Total current assets	386,071,567	1,170,110,578	141,374,048

Non-current assets:
Investment in subsidiaries	206,348,864	540,769,793	65,336,400
Deferred assets	—	12,086,693	1,460,328

Total assets	592,420,431	1,722,967,064	208,170,776

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	998,861	3,638,388	439,594
Salary and welfare payable	3,502,027	4,059,708	490,498
Taxes payable	3,521,432	760,040	91,829
Accrued liabilities	3,374,359	5,814,513	702,516

Total current liabilities	11,396,679	14,272,649	1,724,437

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	—	827,670,000	100,000,000

Total long-term liabilities	—	827,670,000	100,000,000

Total liabilities	11,396,679	841,942,649	101,724,437

Shareholders’ equity:
Ordinary shares,US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,100,162,537 shares issued and outstanding as of December 31, 2002 and 3,128,958,189 shares issued and outstanding as of December 31, 2003	2,566,543	2,589,756	312,897
Additional paid-in capital	1,049,651,354	993,254,740	120,006,130
Less: Subscriptions receivable	(33,113,848)	—	—
Deferred compensation	(474,739)	(69,175)	(8,358)
Translation adjustments	228,910	210,838	25,474
Accumulated deficit	(437,834,468)	(114,961,744)	(13,889,804)

Total shareholders’ equity	581,023,752	881,024,415	106,446,339

Total liabilities and shareholders’ equity	592,420,431	1,722,967,064	208,170,776

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

NETEASE.COM, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2003
	RMB	RMB	RMB	US$
	(Unaudited)
Net revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	(89,717,725)	(39,732,955)	(31,598,423)	(3,817,756)
Research and development expenses	(2,153,335)	(773,660)	(336,530)	(40,660)
Class action settlement	—	(36,005,385)	—	—

Total operating expenses	(91,871,060)	(76,512,000)	(31,934,953)	(3,858,416)

Operating loss	(91,871,060)	(76,512,000)	(31,934,953)	(3,858,416)

Equity in profit (loss) of subsidiary companies, net	(152,933,504)	86,336,353	341,572,867	41,269,210

Other income:
Investment income	—	—	538,278	65,035
Interest income	11,640,650	6,477,285	6,979,497	843,271
Other, net	—	—	5,717,035	690,738

Profit (loss) before tax	(233,163,914)	16,301,638	322,872,724	39,009,838

Income tax benefit (expense)	—	—	—	—

Net profit (loss)	(233,163,914)	16,301,638	322,872,724	39,009,838

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

NETEASE.COM, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2003
	RMB	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	(193,169,211)	(162,105,740)	(4,468,154)	(539,848)

Cash flow from investing activities
Increase in held-to-maturity investments	—	—	(332,093,546)	(40,123,908)

Net cash used in investing activities	—	—	(332,093,546)	(40,123,908)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee stock options	—	3,887,419	15,064,146	1,820,067
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	6,289,940	1,986,720	—	—
Re-purchase of ordinary shares	—	—	(38,157,537)	(4,610,236)
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	—	827,670,000	100,000,000
Payment for issuance cost of convertible notes	—	—	(23,437,986)	(2,831,803)

Net cash provided by financing activities	6,289,940	5,874,139	781,138,623	94,378,028

Effect of exchange rate changes on cash	565,913	11,583	(18,072)	(2,183)

Net increase in cash	(186,313,358)	(156,220,018)	444,558,851	53,712,089

Cash, beginning of the year	726,967,066	540,653,708	384,433,690	46,447,702

Cash, end of the year	540,653,708	384,433,690	828,992,541	100,159,791

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

NETEASE.COM, INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

The condensed financial statements of NetEase.com, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

The Company records its investment in its Subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as Investment in subsidiaries and 100% of the profit or loss of the Subsidiaries as Equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

The Subsidiaries did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have any significant commitment as at December 31, 2002 and 2003.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2767 on December 31, 2003 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2003, or at any other certain date.