Form 20-F
period 2004-12-31
NETEASE.COM, INC.
filed 2005-06-27
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

INTRODUCTION

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

•	the risk that we will not be able to continue to successfully monetize the user base of the NetEase websites and that revenues from our online games will not continue to grow;

•	the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market;

•	the risk that we may not be able to continuously develop new and creative online games and wireless value-added services;

•	the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

•	our dependence on the mobile operators in China to provide our wireless value-added services to their customers, maintain accurate records and collect and remit to us our share of the revenues from these services;

•	the risk that we will not be able to control our expenses in future periods;

•	our ability to develop and implement additional operational and financial systems to manage our operations;

•	the risk that current or future appointees to management are not effective in their respective positions;

•	the difficulty in locating and recruiting suitable candidates for middle and senior management positions;

•	governmental uncertainties, general competition and price pressures in the marketplace;

•	uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2000 and 2001 and as of December 31, 2000 and 2001 have also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the Year Ended December 31,
	2000		2001	2002	2003	2004	2004
	RMB		RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Statement of Operations Data:
Revenues:
Online game services	—		—	37,053,414	203,246,114	628,936,223	75,990,603
Advertising services	30,067,477		14,163,952	34,209,376	86,183,733	171,054,305	20,667,469
Wireless value-added and other fee-based premium services	2,906,184		14,136,369	161,305,678	279,659,170	158,310,317	19,127,689

Total revenues	32,973,661		28,300,321	232,568,468	569,089,017	958,300,845	115,785,761
Business tax (Note 2)	(2,476,444)		(2,274,784)	(11,627,216)	(26,954,502)	(54,703,018)	(6,609,439)

Net revenues	30,497,217		26,025,537	220,941,252	542,134,515	903,597,827	109,176,322

Cost of revenues:
Online game services	(Note 3)		(Note 3)	(15,530,501)	(20,873,502)	(74,629,515)	(9,017,038)
Advertising services	(Note 3)		(Note 3)	(26,622,426)	(27,623,438)	(54,056,435)	(6,531,316)
Wireless value-added and other fee-based premium services	(Note 3)		(Note 3)	(29,524,647)	(36,965,777)	(55,117,445)	(6,659,511)

Total cost of revenues	(39,909,419)		(60,058,488)	(71,677,574)	(85,462,717)	(183,803,395)	(22,207,865)

Gross profit (loss on revenues)	(9,412,202)		(34,032,951)	149,263,678	456,671,798	719,794,432	86,968,457
Operating expenses:
Selling and marketing expenses	(Note 4)		(47,731,357)	(26,242,778)	(43,135,804)	(152,842,334)	(18,467,025)

General and administrative expenses	(Note 4 (170,359,791	) )	(134,033,690)	(68,064,835)	(67,634,599)	(101,631,070)	(12,279,474)
Research and development expenses	(14,756,682)		(13,322,789)	(14,184,724)	(19,120,827)	(34,362,806)	(4,151,852)
Asset impairment loss	—		(2,766,543)	(746,857)	—	—	—
Class action settlement	—		—	(36,005,385)	—	—	—

	For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	RMB
	(except per ordinary share and per ADS data)
Insurance claims settlement for the now- settled class action litigation	—	—	—	—	16,553,200	2,000,024

Total operating expenses	(185,116,473)	(197,854,379)	(145,244,579)	(129,891,230)	(272,283,010)	(32,898,327)

Operating profit (loss)	(194,528,675)	(231,887,330)	4,019,099	326,780,568	447,511,422	54,070,130
Other income (expenses):
Investments impairment loss	—	(8,924,381)	—	—	—	—

Investment income	—	—	—	538,278	3,522,169	425,563

Interest income	27,858,710	17,571,187	7,562,322	11,273,685	22,333,511	2,698,425
Interest expenses	(2,589,735)	(9,882,874)	(1,401,041)	—	(3,877,129)	(468,450)
Other, net	(9,099)	(40,516)	3,725,370	5,410,171	507,428	61,309

Profit (loss) before tax	(169,268,799)	(233,163,914)	13,905,750	344,002,702	469,997,401	56,786,977
Income tax benefit (expense)	—	—	2,395,888	(21,129,978)	(28,576,719)	(3,452,754)

Net profit (loss)	(169,268,799)	(233,163,914)	16,301,638	322,872,724	441,420,682	53,334,223

Net earnings (loss) per ordinary share, basic	(0.07)	(0.08)	0.01	0.10	0.14	0.02

Net earnings (loss) per ordinary share, diluted	(0.07)	(0.08)	0.01	0.10	0.13	0.02

Net earnings (loss) per ADS, basic	(6.78)	(7.74)	0.53	10.34	14.10	1.70

Net earnings (loss) per ADS, diluted	(6.78)	(7.74)	0.52	9.73	12.98	1.57

Weighted average number of shares Outstanding, basic	2,497,467,200	3,013,419,400	3,051,395,100	3,122,257,952	3,157,841,781	3,157,841,781

Weighted average number of ADSs Outstanding, basic	24,974,672	30,134,194	30,513,951	31,222,580	31,578,418	31,578,418

Weighted average number of shares Outstanding, diluted	2,497,467,200	3,013,419,400	3,127,837,900	3,353,659,329	3,491,430,437	3,491,430,437

Weighted average number of ADSs Outstanding, diluted	24,974,672	30,134,194	31,278,379	33,536,593	34,914,304	34,914,304

Share compensation cost included in:
Cost of revenues	(1,171,084)	—	(1,908,125)	—	—	—
Selling and marketing expenses	—	—	(239,021)	—	—	—
General and administrative expenses	(7,437,230)	(204,423)	(1,283,348)	(151,166)	(55,340)	(6,686)
Research and development expenses	(5,231,246)	(2,153,335)	(376,364)	(88,236)	—	—

	(13,839,560)	(2,357,758)	(3,806,858)	(239,402)	(55,340)	(6,686)

Other Financial Data:
Capital expenditures	(33,970,794)	(21,095,334)	(12,567,218)	(27,824,900)	(60,142,252)	(7,266,630)
Net cash provided by (used in):
Operating activities	(124,653,301)	(185,689,512)	26,798,362	373,722,606	614,153,858	74,204,538
Investing activities	(53,037,513)	(67,263,076)	42,676,950	(360,283,078)	105,834,484	12,787,347
Financing activities	904,853,021	(22,310,060)	(78,125,861)	781,370,072	32,043,212	3,871,590

	As of December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
Balance Sheet Data:
Cash	708,561,012	479,608,534	560,069,711	1,356,069,544	2,123,891,537	256,617,113
Property, equipment and software, net	35,362,091	36,356,088	26,379,182	40,410,264	77,303,013	9,340,061
Total assets	921,095,550	674,793,068	619,678,196	1,786,692,092	2,450,140,398	296,035,812
Total current liabilities	148,555,114	119,763,534	38,654,444	77,766,228	257,495,300	31,111,618
Total long-term liabilities	—	—	—	827,901,449	839,399,578	101,419,631
Working capital (Note 5)	717,438,219	507,101,314	551,182,770	1,654,998,363	2,108,955,067	254,812,428
Total shareholders’ equity	772,540,436	555,029,534	581,023,752	881,024,415	1,353,245,520	163,504,563

Note 1:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2004, or at any other rate.

Note 2:	We adopted the provisions of FIN 46 and consolidated our variable interest entities (referred to as VIEs), Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co. Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, on a prospective basis in our consolidated financial statements since January 1, 2004. Our company and our subsidiaries are effectively providing our services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to us and our subsidiaries in the form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in our company’s financial statements represented revenues received by us and our subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us and our subsidiaries on our technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable by us and our subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note 3:	As a result of the manner in which we recorded our cost of revenues in 2000 and 2001, we are not able to reasonably allocate those costs among online games, wireless value-added and other fee-based premium services and advertising services.

Note 4:	As a result of the manner in which we recorded our operating expenses in 2000, we are not able to reasonably allocate those expenses between selling and marketing expenses and general and administrative expenses.

Note 5:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2004 at US$1.00: RMB8.2765, which was the prevailing rate on December 31, 2004. The prevailing rate at May 31, 2005 was US$1.00: RMB8.2765. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2000, 2001, 2002, 2003 and 2004.

Year	Renminbi Average(1)
2000	8.2784
2001	8.2772
2002	8.2772

Year	Renminbi Average(1)
2003	8.2771
2004	8.2768

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
December 31, 2004	8.2767	8.2765
January 31, 2005	8.2765	8.2765
February 28, 2005	8.2765	8.2765
March 31, 2005	8.2765	8.2765
April 30, 2005	8.2765	8.2765
May 31, 2005	8.2765	8.2765

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent other fee-based premium services, which grew to account for 69.4% of total revenues in 2002, but declined to 49.1% of total revenues in 2003 and 16.9% of total net revenues in 2004. More recently, we have devoted significant resources to our online games business, which, in turn, grew to account for 15.9% and 35.7% of our total revenues in 2002 and 2003, respectively, and 65.8% of our total net revenues in 2004. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online advertising and wireless value-added and other fee-based premium services, or online games services.

Our business depends to a significant extent on two online games, which accounted for 65.5% of our total net revenues in 2004. We may not be able to maintain the popularity of these games for a variety of reasons.

Two of our in-house developed massively multi-player online role-playing games, known as MMORPGs, “Westward Journey Online II” (which was commercially launched in August 2002) and “Fantasy Westward Journey” (which was commercially launched in January 2004), contributed 65.5% of our total net revenues in 2004. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. If we are unable to maintain the popularity of “Westward Journey Online II” and “Fantasy Westward Journey” or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

If we fail to develop and introduce new online games timely and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer.

We operate in a highly competitive, quickly changing environment, and our future success depends not only on the popularity of our existing online games but also on our ability to develop and introduce new games that our customers and users choose to buy. If we are unsuccessful at developing and introducing new online games that are appealing to users with acceptable prices and terms, our business and operating results will be negatively impacted because we would not be able to compete effectively and our ability to generate revenues would suffer. The development of new games can be very difficult and requires high levels of innovation.

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China appears to be entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market during 2004 and thereafter. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In addition, we are required to devote significant resources to the ongoing operations of our online games, such as staff costs related to our “Games Masters” which supervise the activities within our games. If we fail to anticipate our users’ needs and technological trends accurately or are otherwise unable to complete the development of games in a timely fashion, we will be unable to introduce new games into the market to successfully compete.

The demand for new games is difficult to forecast, in part due to the relative immaturity of the market and relatively short life cycles of Internet-based technologies. As we introduce and support additional games and as competition in the market for our games intensifies, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.

Reports of violence and theft related to online games may result in bad publicity or governmental regulation that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In addition, if the Chinese government should determine that online games have a negative impact on society, it may impose certain restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

There have been a number of incidents where users, through a variety of methods, were able to modify the rules of our online games, particularly the online game we licensed from a third party. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. At one point, cheating by some of our online game users led to a decrease in the number of users of our licensed online game “PristonTale,” which we stopped charging for in August 2004 and stopped operating in May 2005. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

Illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

Several of our competitors have reported that some Internet cafés have misappropriated the competitors’ game server installation software, installed illegal copies of such competitors’ games on the cafés’ servers and let their customers play such games on illegal servers without paying for the game playing time. While we take numerous measures to address illegal server usage and, to date, our games have not experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

The lack of established online payment systems in China could adversely affect our ability to grow our business.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 17.3% of our total net revenues for 2004, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising revenues as one of our primary revenue sources for the foreseeable future. Online advertising in China is still relatively new and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

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

We may not be able to accurately or comprehensively track the delivery of advertisements through the NetEase websites, which problem, if it occurs, may make us less attractive to our present and potential advertisers.

We depend on third party proprietary and licensed advertisement serving technology, as well as software which we developed ourselves, to deliver and track all types of advertisements we offer to our advertising customers, such as banner ads, text links, logo displays and pop-up advertisements. Advertisement serving technology allows us to measure the demographics of our user base and the delivery of advertisements on the NetEase websites. This technology is still developing. It is important to advertisers that we accurately measure the demographics of the user base of the NetEase websites and the delivery of advertisements through the NetEase websites. To date, we believe that we have implemented this system successfully, but we cannot be certain that it will be effective as new forms of online advertising arise from time to time. Companies may choose not to advertise on the NetEase websites or may pay less for advertising if our advertisement serving system is not perceived to be reliable.

Our advertising revenues may be adversely affected if, as we expect, an increasing portion of our agreements with advertisers provide that the advertiser will pay us only if the user performs a certain action.

We expect that an increasing portion of our agreements with advertisers will provide that the advertiser will pay us only if the user performs a certain action, such as registering with the advertiser. Such performance-based payment arrangements may generate less revenues for us than advertising contracts which provide for a fixed fee to be paid in exchange for the posting of the advertisement for a specified period of time.

We have been devoting additional resources to marketing activities to address increased competition for online services. Such expenditures may not result in the benefits management anticipates.

We believe that a general increase in competition for online services has elevated the importance of brand building and brand awareness. In response to this trend, we have been devoting additional resources to marketing activities. For example, in 2004 we launched a new marketing campaign which focused on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops. These expenditures may not result in the benefits which management anticipates, in which case our business and results of operations could be materially and adversely affected.

Our revenues from wireless value-added services declined significantly in 2004 compared to 2003, and will likely continue to decline unless we are able to successfully offer attractive non-SMS services.

Although wireless value-added services contributed a substantial percentage of total revenue in each of 2002 and 2003, such services represented only 16.9% of our total net revenues in 2004. The bulk of our revenue for wireless value-added services is derived from providing services for users of SMS, through which users can communicate with each other and receive information on their phone screens through simple text messages and images via second generation, or 2G, mobile networks. The rate of growth of the SMS market in China has slowed and even declined in recent periods, as mobile users have switched from 2G to the more advanced 2.5G networks which offer higher bandwidth capacity and more sophisticated, content-rich services.

While we have launched numerous 2.5G services to capture revenue from this expanding area of the market, including services over wireless application protocol, or WAP, beginning commercially in 2002, and multimedia messaging services, or MMS, beginning in 2003, such services have had only limited success principally because of intense competition and the fact that we have been slower to introduce attractive new services in comparison to our competitors. If we are unable to develop and launch attractive services that are compatible with 2.5G or other emerging technology standards (such as third generation mobile networks which are now being tested in China) in a timely manner, our wireless value-added services revenue may continue to decline, which could materially and adversely affect our business and results of operations.

Currently, we depend on the contractual relationships of Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, and, to a much lesser extent, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, with the two principal mobile phone companies in China at the national, provincial and local level for substantially all of our wireless value-added services revenues and the alteration or termination of these relationships could adversely impact our business.

Our wireless value-added services are conducted in conjunction with the two principal mobile phone companies in China, China Mobile and China Unicom, which together service the major portion of China’s mobile phone subscribers. We rely on the national, provincial and local affiliates of these two companies to deliver substantially all of our wireless value-added services. We also offer certain of these services through China Netcom’s limited mobility regional mobile phone networks, but such services have contributed an insignificant amount of our wireless value-added services revenue to date. If our various contracts with either China Mobile or China Unicom are terminated or scaled-back, it may be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which could adversely affect our business. Further, we derived approximately 72.0% of our total wireless value-added and other fee-based premium services revenue in 2004 through our relationship with China Mobile, and our revenues from wireless value-added services are therefore particularly dependent on that mobile operator.

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

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. Also, the way such policies have been enforced as applied to third party service providers has changed in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS website unions” in June 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. In addition, new billing systems for SMS services are being adopted on a province-by-province basis, which require users to make two confirmations to order services via the Internet, and new policies are being implemented that enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. We believe that these new billing systems and policies have adversely affected the growth of our revenue from wireless value-added services in 2004. We expect that our revenue growth will continue to be adversely affected by the introduction of these new billing systems and policies.

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

China Mobile usually receives 15% of the revenues charged to the mobile phone users as service fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay per message network fees, which decrease as the volume of customer usage of our services increases. China Unicom has also adopted a similar methodology for charging per message network fees. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a service but we in turn must send that user several messages to confirm his or her order and deliver the service itself.

In addition, China Unicom’s revenue sharing percentage varies month-to-month between 10% and 48%, based on the transmission volume for the month.

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

During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafés. A renewed outbreak of SARS or another widespread public health problem in China where virtually all of our revenue is derived and in Beijing, Shanghai and Guangzhou where most of our employees are located could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees,

•	closure of Internet cafés and other public areas where people access the Internet, and

•	a general slowdown in the Chinese economy.

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

We believe that our improved controls and procedures and structural changes have been effective to minimize the recurrence of this problem, but it is possible that the same or new problems will arise as our business continues to expand. Further, as noted below, we cannot be certain that we will be able to employ and retain suitable senior managers to oversee the implementation of our controls and procedures in the future. If we make any mistakes in operating our business, our operating results may fluctuate and cause the price of our Shares and American Depositary Shares to decline.

The success of our business is dependent on our ability to retain our existing key employees and to add and retain new senior officers to our management.

We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and middle level managers to our management team. We also depend on our ability to attract and retain in the future highly skilled technical, editorial, marketing and customer service personnel, especially experienced online game software developers. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. In particular, the market for experienced online game software programmers is intensely competitive in China. While we believe we offer compensation packages that are consistent with market practice, we cannot be certain that we will be able to hire and retain sufficient experienced programmers to support our online games business. We may also be unsuccessful in training and retaining less-experienced programmers on a cost-effective basis. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

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

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users to the NetEase websites in the increasingly competitive Internet market in China;

•	successfully implement our business strategies as planned; and

•	update and develop our Internet applications, services, technologies and infrastructure.

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

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase, Guangyitong Advertising and Ling Yi than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, Guangyitong Advertising, as an advertising firm, and Ling Yi, as a provider of wireless value-added services and operator of a portion of the NetEase websites, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising, Ling Yi or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. A violation of these agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising, Ling Yi or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resource and the incurrence of substantial costs.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Ling Yi and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase, Guangyitong Advertising, Ling Yi and their ultimate shareholders is based on a number of contracts. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising, Ling Yi or their ultimate shareholders for breaching our agreements. Because we rely significantly on Guangzhou NetEase and Guangyitong Advertising for our business (and may in the future rely significantly on Ling Yi), the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites.

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

The discontinuation of any of the preferential tax treatments currently provided to us in China could materially and adversely affect our business.

Two of our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, and Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, have received the relevant approvals to enjoy certain tax holidays and reduced tax rates. Specifically, NetEase Beijing is entitled to a reduced enterprise income tax (“EIT”) rate of 15% commencing from the year 2000. In addition, NetEase Beijing has a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. In addition, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in December 2004, Guangzhou Interactive was recognized as a “High Technology Enterprise” and, accordingly, is entitled to a reduced EIT rate of 15% and a local tax of 3% from 2005 onwards, provided it passes an annual examination by the relevant tax authorities for compliance with the requirements to qualify as a “High Technology Enterprise.”

Such preferential tax treatment may be subject to review by higher authorities. If we are not able to continue to qualify for that tax treatment, our business and results of operations could be materially and adversely affected.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as applicable, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006.

Management may not conclude that our internal control over our financial reporting is effective. For example, in the course of its audit of our 2004 financial statements, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent auditor, identified several areas of our internal controls relating to financial reporting matters that require improvement. These areas include hiring additional staff with U.S. GAAP experience and improving the controls and infrastructure of our computer systems, including our financial reporting systems. Even if these and any other issues that may arise in the future are addressed and our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Unexpected network interruption caused by system failures may reduce visitor traffic and harm our reputation.

Both the continual accessibility of the NetEase websites and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase websites to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce the NetEase websites’ appeal to users and advertisers. As the number of NetEase Web pages and traffic increase, we cannot assure you that we will be able to scale our systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact our business.

Computer viruses may cause delays or interruptions on our systems and may reduce visitor traffic and harm our reputation.

Computer viruses may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect the NetEase websites against the threat of such computer viruses and to alleviate any problems. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

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

We rely on affiliates of China Netcom and China Telecom to provide us with bandwidth and server custody service for Internet users to access the NetEase websites. If China Netcom, China Telecom or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

We may be held liable for information displayed on, retrieved from or linked to the NetEase websites.

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase websites. We are involved in several intellectual property infringement claims or actions and are occasionally subject to defamation claims. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase websites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase websites. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

•	unsolicited e-mails;

•	lost or misplaced messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

Information displayed on, retrieved from or linked to the NetEase websites may subject us to claims of violating Chinese laws.

Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites could result in significant penalties, including a temporary or complete cessation of our business. Chinese government agencies have announced restrictions on the transmission of “state secrets” through the Internet. The term “state secrets” has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. The Ministry of National Security and the Ministry of Public Security have authority to cause any local Internet service provider to block any website. These ministries have, in the past, stopped the online distribution of information that they believed to be socially destabilizing or politically improper. If the Chinese government takes any action to limit or eliminate the distribution of information through the NetEase websites, or to limit or regulate any current or future community functions available to users or otherwise block the NetEase websites, our business would be significantly harmed.

Privacy concerns may prevent us from selling demographically targeted advertising in the future which could make the NetEase websites less attractive to advertisers.

We collect demographic data, such as geographic location, income level and occupation, from our registered users in order to better understand users and their needs. We provide this data to online advertisers, on an anonymous aggregate basis, without disclosing personal details such as name and home address, to enable them to target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from collecting this information or from selling demographically targeted advertising, the NetEase websites may be less attractive to advertisers.

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

We believe we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years, which will result in adverse U.S. tax consequences to U.S. investors who held our shares or American Depositary Shares during any of those taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2005 taxable year.

Based upon the nature of our income and assets, we believe we were a passive foreign investment company for U.S. federal income tax purposes for the 2000, 2001 and 2002 taxable years (but not for the 2003 and 2004 taxable years), and we cannot be certain whether we will be treated as a passive foreign investment company for the 2005 taxable year. The determination that we were not a passive foreign investment company for 2004 is based on our conclusion that the income generated by the agreements between us and certain of our subsidiaries, on the one hand, and our affiliated Chinese entities, on the other hand, constitutes active income and on our valuation of our assets, including goodwill The calculation of goodwill is based, in part, on the then market value of our American Depositary Shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our conclusions regarding the nature of our income and the approach to valuing our assets are reasonable, the relevant authorities in this area are unclear, and our determination is not binding on the Internal Revenue Service. Accordingly, we cannot assure you that our conclusions that we were a passive foreign investment company for 2000, 2001, and 2002, and not in 2003 and 2004, are correct, and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2005 taxable year. U.S. investors who owned our shares during any taxable year in which we were a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for the 2003, 2004 and 2005 taxable years and any succeeding years, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to our U.S. investors who acquire our shares during the 2005 taxable year or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. Even if we were not a passive foreign investment company for the 2000, 2001, 2002, 2003 and 2004 taxable years and/or are not treated as a passive foreign investment company for the 2005 taxable year, we cannot assure you that we will not become a passive foreign investment company for any future taxable year.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com is a holding company with no significant assets other than its equity interests in NetEase Beijing, NetEase Interactive Entertainment Ltd., or NetEase Interactive, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which are the wholly owned subsidiaries of NetEase.com, and Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, a wholly owned subsidiary of NetEase Interactive. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our American Depositary Shares or to make any required payments to holders of our convertible notes. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax, but PRC tax authorities may require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Ling Yi and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive, NetEase Shanghai and Boguan are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

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

The value of the Renminbi may fluctuate according to a number of factors. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on exchange rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to US dollars has generally been stable. However, we cannot assure you that such exchange rate will remain stable in the future. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our American Depositary Shares in foreign currency terms.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend payments in US dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. Current account transactions include payments of dividends and trade and service-related foreign exchange transactions. As a result, our subsidiaries and affiliates in China may purchase foreign exchange for the payment of dividends to NetEase.com and of license and content fees to offshore software and content partners.

In contrast, capital account transactions, which include foreign direct investment and loans, must be approved by the State Administration for Foreign Exchange, or SAFE. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The Chinese government has recently strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions.

The SAFE has recently adopted new regulations that will require registration with, and approval from, Chinese government authorities in connection with direct or indirect offshore investment activities by Chinese residents. The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents. In particular, the SAFE regulations require Chinese residents to file with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. In addition, Chinese residents must obtain approval from SAFE before they transfer domestic assets or equity interests in exchange for equity or other property rights in an offshore company. A newly established enterprise in China which receives foreign investments is also now required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

In the event that a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above can result in liability under Chinese law for foreign exchange evasion.

In accordance with the SAFE regulations, with the exception of companies listed on overseas stock markets, foreign exchange income received by overseas special purpose companies directly or indirectly controlled by Chinese residents for the purpose of raising funds for such Chinese residents’ domestically controlled companies may not be retained by such offshore companies. Moreover, within thirty days of receiving any income, whether directly or indirectly through such overseas special purpose companies, a Chinese resident must remit all such income back to China.

These regulations may have a significant impact on our present and future structuring and investment. Following our inquiries with SAFE, we have been informed that internal implementing guidelines have yet to be issued so that details about the application and filing process can be clarified. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. In particular, we can give no assurances that we will be able to cause the Chinese companies or residents with a direct or indirect stake in our company to comply with all SAFE regulations. Our inability to secure required approvals or registrations may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA

Government regulation of the telecommunications and Internet industries may become more burdensome.

Government regulation of the telecommunications and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the NetEase websites.

Increased government regulation of the telecommunications and Internet industries in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, the main relevant government authority being the Ministry of Information Industry, or MII. Prior to China’s entry into the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50% of the total equity in any value-added telecommunications business in China. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase and Ling Yi successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000 and 2003, respectively. In February 2001, Guangzhou NetEase also completed commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, and was approved to engage in online news publishing services by the News Office of the Beijing Municipal People’s Government. In addition, Guangzhou NetEase has received approvals for online dissemination of health- and drug-related information from the Guangdong Pharmaceutical Administration Bureau and Guangdong Department of Health, an Internet publishing license from the General Administration of Press and Publication, or GAPP (formerly known as the State News and Publication Bureau, or SNPB), an Internet culture operating license for online game activities from the Ministry of Culture, or MOC, as well as an inter-provincial value-added telecommunications license from MII. Finally, Guangzhou NetEase is in the process of applying for a license for the online transmission of audio-visual programs from the State Administration of Radio, Film and Television. However, we cannot be certain that we will be granted that license or any other license, permit or clearance we may need in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services.

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

The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés, which are currently one of the primary venues for our users to access the NetEase websites and our services, especially online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés, at which many of our users access the NetEase websites and our services, especially online games. In particular, a large number of unlicensed Internet cafés have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. In addition, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. Although such six-month period has ended, we believe based on information available to us that, in practice, such suspension remains in effect. It is unclear when this suspension will be lifted, if at all. So long as Internet cafés are one of the primary venues for our users to access the NetEase websites and our services, any reduction in the number, or any slowdown in the growth, of Internet cafés in China could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

The Chinese government has not enacted any laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our MMORPGs which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a users’ identity is stolen by another user or we experience a system error or crash. The Chinese government has not enacted any laws regarding virtual assert property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

Our business would be materially harmed if the Chinese government were to take any action against us for the content on the NetEase websites.

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

Although none of the content that we currently produce contains material that we believe would be considered inappropriate, some of our users may be involved in producing and/or transmitting material that may be considered inappropriate. Although we constantly monitor the content of material transmitted on the NetEase websites, we cannot assure you that we will in every instance uncover and block transmission of all material that may be considered inappropriate.

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

The Chinese market for Internet content and services is intensely competitive and rapidly changing. Barriers to entry are minimal, and current and new competitors can launch new websites at a relatively low cost. Many companies offer competitive products or services including Chinese language-based Web search, retrieval and navigation services, wireless value-added services, online games and extensive Chinese language content, informational and community features and e-mail. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to 50% of the total equity ownership in any value-added telecommunications business, including an Internet business, in China.

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger and better capitalized than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online games revenues in the future. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Item 4. Information on the Company

A. History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including wireless value-added services, online games, premium e-mail services and other subscription-type services. Our focus on these services continued throughout 2002, 2003 and 2004.

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and it operates under the Cayman Islands Companies Law (2004 Revision). Our principal executive offices are located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086. Our telephone number is (86-10) 8211-0163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

Our principal capital expenditures for 2004 mainly consisted of computer equipment as well as software for a total of approximately RMB60.1 million (US$7.3 million). Our principal capital expenditures for 2002 and 2003 also mainly consisted of computer equipment as well as software for a total of RMB12.6 million (US$1.5 million) and RMB27.8 million (US$3.4 million), respectively.

We have made additional capital expenditures of approximately RMB27.2 million (US$3.3 million) from January 1, 2005 until April 30, 2005, principally for purchases of additional computer equipment in order to accommodate the expected increase in usage of our online games and, to a lesser extent, for increased traffic on the NetEase websites. Our capital expenditure plans for the period from May 1, 2005 to December 31, 2005 have not yet been fixed, but we expect to spend an additional approximately RMB88.6 million (US$10.7 million), primarily for the same purposes. Capital expenditures in 2005 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

B. Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising and Ling Yi and their respective shareholders, we operate a leading interactive online and wireless community in China and are a major provider of Chinese language content and services through our online games, Internet portal and wireless value-added services businesses.

We generate revenues from fees we charge users of our online games and wireless value-added and other fee-based premium services, as well as from selling advertisements on the NetEase websites. Our basic service offerings on the NetEase websites are available without charge to our users.

Our principal areas of focus are described below:

Online Games

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect and interact. We both develop and license MMORPG games that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users.

To pay for MMORPG game playing time, players use our proprietary prepaid point system by purchasing physical point cards or virtual point cards online. We work with a wide range of distributors to distribute our point cards to gamers across China. Point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai and Beijing and in several second tier cities.

We are also developing an online casual games platform and anticipate selling virtual items on this platform utilizing our prepaid point system.

Internet Portal

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories—content, community and communication, and commerce. In addition, the NetEase websites also provide advertising services to advertisers.

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The websites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through more than 20 channels, including channels focusing on news, entertainment, sports, finance, information technology, automobiles, astrology and cartoons, as well as regional sites aimed at users in Guangdong and Shanghai.

Community and Communication

The NetEase websites also provide a broad array of free and fee-based community and communication services, including e-mail, photo album sharing, diary, blogging, instant messaging, personal advertisements, matchmaking, alumni directories, personal homepages, clubs, e-cards, chat rooms, job posting services and community forums.

Commerce

We also offer an online shopping mall, providing Internet users in China with a single online location at which they can shop from the convenience of their homes and offices or in Internet cafés and thereby access products and information which might otherwise not be conveniently available. In turn, our technology platform allows e-commerce and traditional businesses to establish or expand their retail distribution channel via the NetEase websites.

Other

In addition to the three core service categories described above, the NetEase websites provide useful resources to our users, including a Web directory, Web search service, online yellow pages service (which lists businesses by category), and classified advertisements. Our Web directory is based on an open architecture system with approximately 600 volunteer editors working to build a categorized directory of Chinese websites.

Advertising Services on the Websites

The NetEase websites also provide an established marketing platform for advertisers, whereby they can reach NetEase’s large registered user base to conduct integrated marketing campaigns by means of a full range of advertising formats and techniques. These include channel sponsorships, banner advertising, direct e-mail, interactive media-rich sites, sponsored special events, games and contests and other activities.

Wireless Value-Added Services

Through arrangements with the two principal mobile phone operators in China, China Mobile and China Unicom, we offer a wide-range of services which allow users, for example, to receive news and other information such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. We also offer certain wireless value-added services through China Netcom, which operates limited mobility regional mobile phone networks in China (known as Personal Handyphone Systems, or PHS). Combining content from our Internet portal (both user-generated and from our content partners) with the applications we have developed in-house, our wireless business department strives to offer services that are responsive to our users’ changing tastes and needs, as well as leverage the core services offered on the NetEase websites.

Currently, the majority of our wireless value-added services are provided to users in the form of short messaging services, known as SMS, which are offered over the second generation, or 2G, mobile telecommunications networks in China. We currently offer a wide variety of different SMS services and subscription packages, such as news and information, community and Internet-related services and media downloading. In addition to our SMS offerings, an increasing portion of our wireless value-added services revenue is from other mobile phone technologies, including multimedia messaging services (MMS), wireless application protocol services (WAP), interactive voice response services (IVRS) and color ring-back tones (CRBT), which change the ringtone a caller hears. We intend to continue to develop and introduce higher-end and more sophisticated wireless value-added services as the market evolves and as new technologies develop.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, Boguan and NetEase Interactive (and NetEase Interactive’s wholly owned subsidiary Guangzhou Interactive).

Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS, MMS, WAP, IVRS and CRBT. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and they operate the NetEase websites and the online advertising business. For more information on these agreements, see Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a result of our contractual arrangements with these three companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and we have begun to consolidate their results of operations in our historical consolidated financial statements commencing in the fiscal year 2004. See also Item 5 “Operating and Financial Review and Prospects.”

Any violations by Guangzhou NetEase, Guangyitong Advertising or Ling Yi of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D “Risk Factors” in this annual report for a detailed discussion of the risks to NetEase.com regarding its dependency on Guangzhou NetEase, Guangyitong Advertising and Ling Yi.

The following diagram shows the current group structure of our subsidiaries and affiliated companies:

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand. The third affiliated entity of NetEase.com, Inc., Ling Yi, is not shown in such box because its revenues were insignificant in 2004.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, “Westward Journey Online,” in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched “Westward Journey Online II” and a MMORPG licensed from a Korean company, “PristonTale,” in August 2002. In December 2003, we began open-beta testing our second in-house developed MMORPG, “Fantasy Westward Journey.” Peak concurrent users reached almost 100,000 within one month of beta testing. The game was commercially launched in January 2004, and we believe that it has been well received by online game players in China. For the month of December 2004, peak concurrent users for this game reached over 356,000. We believe that the popularity of the game will continue to increase in 2005.

We have also licensed a Korean developed 3D MMORPG, named “Fly For Fun”, which started open-beta testing in December 2004. Furthermore, we are developing two next generation MMORPG games with more advanced graphics, which we plan to beta test in the second half of 2005.

For the month ended December 31, 2004, our online games in the aggregate had 315,875 average concurrent users (ACU). The following table sets forth the average number of concurrent users for each of our three MMORPG game titles for the periods indicated:

	ACU for the month ended December 31,
	2002	2003	2004
Fantasy Westward Journey (1)	—	41,956	159,445
Westward Journey Online II	41,375	126,962	156,430
PristonTale (2)	9,605	2,510	—

(1)	Fantasy Westward Journey began beta testing in December 2003 and was commercially launched in January 2004.
(2)	We stopped charging users to play “PristonTale” in August 2004 and stopped operating the game in 2005.

Our MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user-ID, after downloading our installation software or purchasing such software on a CD-ROM. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. Players develop their characters according to choices they make within the construct of the game. Players also interact with computer operated characters as well as with other players that are playing on the same network server. Players are able to communicate with each other during the game through instant messaging or chat features, allowing them to coordinate their activities with other players to form groups and achieve collective objectives.

Game play is monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play. As of December 31, 2004, our company employed approximately 162 personnel (including 141part-time personnel) as dedicated game masters.

Game content and game-play features are expanded through the development of expansion packs, which are released periodically for each game and which contribute to the ongoing popularity of the game.

Casual Games

We are also developing a casual games platform which will have games such as billiards, card games and mahjong. We anticipate that the basic versions of such games will be available free-of-charge and that we will sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools which players can use in the game, utilizing our prepaid point system.

Customer Service

We believe that providing strong, dependable customer support is a key component to succeeding in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2004, our company employed approximately 181 personnel (including 137 part-time personnel) in our call center as customer service specialists for our online games as well as for our other services.

User Fees

Users of our MMORPG games pay fees according to the amount of time they play the games. Currently, we charge RMB0.40 (US$0.05) per hour for both of our internally developed game titles, “Westward Journey Online II” and “Fantasy Westward Journey.”

In connection with the introduction of our online games, we developed a prepaid point card to facilitate payment of fees for our online game services and, to a lesser extent, our other fee-based value-added services. These cards address the real and perceived difficulties associated with making online payments in China. See “Risk Factors—Risks Related to Our Company— Online games and wireless value-added and other fee-based premium services have become the major part of our revenue, but continued growth in the popularity of these services and customers’ willingness and ability to pay for them is uncertain.” Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands. Electronic point cards can also be purchased through credit cards or online e-sales systems through which players can directly credit their accounts at Internet cafés or computer stores. Each prepaid card contains an account number and a password. The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, primarily playing time for online games.

Revenues from our online games are an increasingly important component of our overall revenues. Revenues from our online games accounted for 15.9% and 35.7% of total revenues for 2002 and 2003, respectively, and 65.8% of total net revenues in 2004.

Internet Portal

Our Internet portal business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including e-mail, personal homepages, Web hosting and instant messaging, and commerce services. We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

Our website content and services attract a large number of visitors who generate page views, which form the audience for us to provide advertising services for advertisers on our websites.

Users and Page Views

The NetEase websites have registered and unregistered users. Any user may visit the NetEase websites without registering. Both registered and unregistered users generate page views when they visit our website. During the month of December 2004, users on a daily basis viewed on average 427 million of our Web pages in the aggregate (average daily page views). Only registered users can use our personalized services such as our free e-mail system and instant messaging, and our fee-based premium services such as our premium e-mail and dating services. Additionally, when registering an account, NetEase users are asked to provide us with demographic and preference information that better allow us to identify and target audiences with relevant online advertising.

Content

The main homepage of the NetEase websites, www.163.com, provides a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. The NetEase websites aggregate, organize and deliver information to meet the needs of Internet users in China. Our media channels provide users with an efficient and easy way to explore and utilize a wealth of information and content organized around a variety of topics.

The NetEase websites currently include more than 20 media channels including the following categories:

☐	News	☐	Stocks	☐	Lifestyle
☐	Entertainment	☐	Automobiles	☐	Jobs and Careers
☐	Women’s Topics	☐	Real Estate	☐	Guangdong Local
☐	Sports	☐	Business	☐	Shanghai Local
☐	Technology	☐	Travel	☐	Culture and more…
☐	Game Reviews	☐	Education	☐
☐	Digital Reviews	☐	Study Abroad	☐
☐	Mobile Handset Reviews	☐	Health

The NetEase websites also include several specialty content channels such as astrology, jokes, flash cartoons and mini-sites for movies and concerts which provide even more variety of content to our users.

Our content distribution platform enables the NetEase websites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own content for the NetEase websites, but rather obtain content from our content partners. Our content partners display their content on one or more of the NetEase websites and media channels free of charge or in exchange for a share of revenue, a licensing fee, online advertising, access to original content produced by the NetEase user community or a combination of these arrangements. We distribute this content through our content distribution system to Guangzhou NetEase, which determines the appropriate content to publish on the NetEase websites and to distribute to users of our wireless value-added services. Our content alliances are generally non-exclusive.

We believe that the breadth and relevance of our content offerings increases the number of visits our users make to the NetEase websites and the amount of time they spend on these sites. We adopt a significant amount of user-generated content from the community forums on the NetEase websites. We believe that this user-generated content is highly effective in maintaining user interest and ensuring repeat visits to the NetEase websites.

Community and Communication

The NetEase websites have established a large online community member base as a result of our leading online community technology. We launched what we believe to be one of the first online communities in China in December 1998. Users can register with us online to interact with other registered community members. We believe that as users become more involved with our online community, they will return to the NetEase websites frequently.

NetEase users can interact through a variety of community services. They include:

☐	E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. In November 2001, we began offering value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-spam filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2004, we had approximately 244,000 VIP e-mail subscribers.

☐	Online Community Forums. We offer NetEase registered community members a variety of community forums where they can post messages and articles for viewing by other registered community members and other users. The NetEase online communities are hosted by volunteers, who are chosen by us based on their contributions to the communities. The NetEase community volunteers monitor our community forums and select appropriate articles for posting. In addition, these forums are also monitored by NetEase customer service personnel.

☐	Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2004, we had approximately 414,000 peak concurrent users of our instant messaging service.

☐	Personal Homepage Hosting. This service allows subscribers to create and maintain personal homepages. Such homepages foster a Web-based community for Internet users to express themselves, to share ideas, interests and expertise, and to publish personal content accessible by other users with common interests. While we believe most of the NetEase personal homepages are of interest to a small circle of friends and families, there is a core group of users who create homepages with content having broader appeal. Traffic comes from both inside our network of websites and from non-registered users visiting from outside. Non-registered users typically find registered users’ personal homepages through search engines. With our fee-based premium hosting service, individual users are able to choose from service packages available at different rates to improve the overall quality of their personal homepages.

We also offer a free personal homepage. We actively encourage users of our free service to transition their homepages to our premium service by promoting the fact that users of this premium service benefit from greater storage space, a more secure and faster server, and 24-hour customer support. As of December 31, 2004, we had approximately two million personal homepages which were established under our non-fee based service and approximately 70,000 personal homepages which were established under our premium service.

☐	Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 13 million accumulated registered accounts and approximately 111,000 subscribers as of December 31, 2004.

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

Our e-commerce services focus on partnering with quality merchants to provide the convenience of online shopping to users. Currently, those merchants support their own e-commerce platforms which appear on the NetEase online shopping mall website that we maintain. Previously, we also helped those merchants with their e-commerce platforms. As of December 31, 2004, the mall hosted 18 merchants.

Web Directory, Web Search and Classified Ads

The NetEase websites also provide a Web directory, a Web search and classified advertising services. Our Web directory is based on an open architecture system with approximately 600 volunteer editors working to build a categorized directory of Chinese websites. Our Web search engine is now powered by Google. We also host, and sell advertising on, an online yellow pages service, which is an online telephone directory which lists businesses alphabetically by category. In addition, we currently sell classified advertisements and key words exclusively through various local agents throughout China.

Advertising Services on the Websites

We provide advertising services for advertisers on our websites, utilizing many advertising formats and techniques. These include sponsorships of our channels, advertisements such as animated and interactive banners, floating buttons, text-links and other formats throughout our websites, advertising through targeted e-mail campaigns, interactive media-rich sites, and sponsored special events which integrate live events with online promotion and other media.

Furthermore, we perform analyses of our registered users’ habits and preferences on a frequent basis and have used that information to tailor our advertising services. For example, we can deliver direct marketing advertisements via email to users who fit within certain criteria based on their user profile. By developing user profiles and user behavior analyses, we intend to increase our ability to target specific user groups and thereby identify users who are attractive to online advertisers.

Fees and Revenues

Revenue generated by our Internet portal business consists mainly of fees we receive from our fee-based premium services and revenue earned from the sale of advertising space on the NetEase websites.

Generally, we price the services associated with our Internet portal as follows:

Service		Pricing
Basic Services, including:		Free of charge

☐	content services (such as news, local information, finance and weather);

☐	chat rooms;

☐	basic e-mail services;

☐	basic personal ads;

☐	basic matchmaking;

☐	basic alumni clubs;

☐	basic personal homepages;

☐	photo album;

☐	diary;

☐	blogging;

☐	clubs;

☐	electronic greeting cards;

☐	instant messaging PC to PC;

☐	job search;

☐	searching online yellow pages;

☐	browsing classified ads;

☐	Web directories;

☐	Web searching; and

☐	online shopping mall.

Fee-Based Premium Services, including:		Monthly subscription basis (ranges from RMB5.00 (US$0.60) to RMB60.00 (US$7.25) per month)

☐	premium e-mail services;

☐	premium personals;

☐	premium matchmaking;

☐	premium alumni clubs; and

☐	premium personal homepages.

Advertising Services, including:		Varies depending on service (see below).

☐	channel sponsorship;

☐	banner advertising;

☐	direct e-mail; and

☐	sponsored special events.

Pricing for our advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertisers website.

Wireless Value-added Services

In conjunction with China Mobile, in January 2001, we began offering value-added services through SMS which allows users to, among other things, send and receive text messages from the Internet. Subsequently, we entered into a similar arrangement with China Unicom. More recently, we have also entered into arrangements with China Netcom to provide value-added services over its PHS-based networks. These services experienced strong growth from their initial launch through the second quarter of 2003, after which time our revenue from wireless value-added services began to decline as a result of a number of factors, including the overall market transition from SMS to other types of services such as MMS and WAP, increased competition and changes in the policies of China Mobile and China Unicom and in their enforcement. See “Risk Factors—Our revenues from wireless value-added services declined significantly in 2004 compared to 2003, and will likely continue to decline unless we are able to successfully offer attractive non-SMS services” and “—Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.”

Revenues from our wireless value-added services have become a smaller component of our overall revenues in the last three years. Revenues from wireless value-added and other fee-based premium services accounted for 69.4% and 49.1% of total revenues for 2002 and 2003, respectively, and 16.9% of total net revenues in 2004. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SMS

SMS continued to contribute the majority of our wireless value-added services revenue during 2004. We expect that SMS will continue to contribute a significant portion of our wireless value-added services revenue for 2005 but that over the next few years, it will decline as mobile users continue to transition to other wireless technologies such as MMS and WAP services.

NetEase offers a wide variety of SMS services in the form of individual messages and subscription packages which allow users, for example, to receive news and information such as daily news and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. We utilize content from our Internet portal (both user-generated and from our content partners) with our applications developed in-house to offer this wide variety of services. Our SMS services can be generally classified into four main categories, namely, news and information subscription, community services, Internet-related services and media downloading. The following are our more popular SMS services in our four major service categories:

News and Information Subscription	Community	Internet-related	Media Downloading
Current news	Matchmaking community	E-mail-related services	Ringtones

Financial news	SMS girlfriend	E-card notification	Logos

Sports news	Virtual living space	Instant messaging	Screensavers

TV guide

Weather forecast

In 2004, Internet-related services remained our most popular category of SMS services in terms of revenue, in particular e-mail-related services through which we notify subscribers via an SMS message that they have received an e-mail message in our premium VIP e-mail service. For an additional payment, we will also send subscribers the text of the e-mail message to their mobile phone via SMS.

MMS, WAP and Other Mobile Phone Technologies

We are also focusing on developing services that can be utilized in non-SMS mobile phone technologies. For example, through the networks of China Mobile and China Unicom, we offer WAP services, which provide a browser-based platform to access and use wireless value-added services. Through the network of China Mobile, we offer MMS services, which provide sophisticated, content-rich mobile messages. Both WAP and MMS services are available to mobile users with phones that are compatible with the advanced 2.5G mobile networks in China.

In addition, we offer IVRS with China Mobile and China Netcom. IVRS is a relatively new category of value-added services that allows users to access pre-recorded information from their mobile phones or interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. For instance, services we provide include IVRS voice-recorded song dedications, whereby users can select a song, add a personalized dedication and then send it to the mobile phone of a friend.

In June 2004, we commenced our color ring-back tone services with China Mobile and China Unicom, which enable users to customize the ringtone a caller hears. These ringtones can include voice recordings as well as pre-recorded music.

We expect that our revenue derived from services we develop utilizing these and other new mobile phone technologies will continue to represent a growing portion of our wireless value-added services revenue in the future as these new technologies becomes more widely available and accepted by mobile phone users in China.

Fees

Fees for our wireless value-added services range from RMB0.10 (US$0.01) to RMB2.00 (US$0.24) per SMS message or from RMB3.00 (US$0.36) to RMB30.00 (US$3.62) per SMS subscription per month. For MMS, the service fees range from RMB0.20 (US$0.02) to RMB3.00 (US$0.36) per MMS message and RMB4.00 (US$0.48) to RMB40.00 (US$4.83) per MMS subscription per month. For IVRS, the service fees range from RMB0.30 (US$0.04) to RMB1.00 (US$0.12) per IVRS minute. For color ring-back tone, service fees ranges from RMB2.00 (US$0.24) to RMB3.00 (US$0.36) per song or other recording. Pursuant to our agreements with the mobile operators, fees for our wireless value-added services are added onto the user’s mobile phone bill and subsequently collected from the user. Through Guangzhou NetEase and Ling Yi, we share the revenue collected with these mobile operators.

Under our revenue sharing arrangements with the provincial China Mobile operating companies, China Mobile generally receives a service fee equal to 15% of the gross revenues from our SMS services, and we receive the remainder. In addition, China Unicom’s revenue sharing percentage from our SMS services is between 10% and 48%, depending on the province and the transmission volume for the month.

To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. In 2004, China Unicom also adopted a similar methodology for charging per message network fees. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a service but we in turn must send that user several messages to confirm his or her order and deliver the service itself. In 2004, the charge to us was between RMB0.05 and RMB0.08 (US$0.006 to US$0.01) per message for China Mobile, depending on volume, and RMB0.05 (US$0.006) per message for China Unicom.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of our MMORPGs largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 400 distributors as of December 31, 2004. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. We typically sell prepaid point cards to distributors at a 14%-15% discount off of their face value.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force which had 43 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2004.

In addition, online advertising on the NetEase websites is also sold through online advertising sales networks and advertising agencies. We believe that our focus on providing widely-used services that are designed to appeal to a broad base of Internet users attracts a variety of blue chip advertisers, ranging from technology products to consumer brands (including increasingly Chinese companies). We intend to continue to attract online advertisers by promoting the NetEase brand name to potential advertisers. We also engage in providing cooperative promotional advertising solutions in which we act as the official sponsor or co-sponsor of special events or online content, such as websites that feature movies or television series, athletic events, music awards, charity concerts and industry exhibitions.

For a discussion of the seasonality of our revenue, see Item 5. “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenue.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. During 2002 and 2003, we conducted an increasing number of traditional marketing events promoting specific services, such as online games, wireless value-added services and other fee-based premium services. In 2004, we launched a marketing campaign designed to increase the brand awareness of our company, utilizing television, outdoor, print and online advertisements as well as two large scale publicity events.

In connection with the marketing of our online games, we engaged Hong Kong actors Stephen Chow and Miriam Yeung as celebrity spokespersons for “Westward Journey Online II” and “Fantasy Westward Journey”, respectively. We have also entered into a number of revenue sharing agreements with third party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés, in return for a share of revenues we receive from new users they recruit.

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

Two areas of particular focus are the development of our proprietary online games and our wireless value-added services. Though we have obtained MMORPG titles in the past both through licensing arrangements and internal development, we believe internal development offers a number of advantages, including flexibility to release new versions and upgrades according to our own timetable, the ability to tailor new games to the Chinese audience and the ability to proactively monitor and counter hacking activities so as to ensure the integrity of the gaming environment. We are currently developing two new MMORPG titles and a new casual games platform, and will continue to focus on developing additional new games in the future. As of December 31, 2004, we had 231 programmers, network engineers and graphic designers dedicated to online game research and development.

In connection with our game development activities, we will occasionally license specific game technologies which we incorporate into our in-house developed games, such as a 3D game engine that we will be using in our newest MMORPGs.

As of December 31, 2004, we had 62 employees dedicated to the development of new wireless value-added services. Though the majority of our wireless value-added services in 2004 were SMS-based, we believe that this will change in the future, and our research and development activities for this business have focused recently on new services using more advanced technologies such as MMS and WAP, as well as IVRS and color ring-back tone.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Netcom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2004, there were around 3,100 of such co-located servers, operating with Web server software from Apache and Netscape. As of December 31, 2004, we had leased dedicated lines with a total of approximately 6.0 gigabits per second capacity from China Netcom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates.

We license NetGravity’s advertisement serving technology to provide internal advertising inventory management, and we have developed our own advertisement tracking system.

Our Web directory is based on an open architecture system with approximately 600 volunteer editors. We use Oracle’s database systems to manage our registered user database. NetEase has established a comprehensive user profile system, and we analyze user information on a weekly basis. We also deploy a single sign-on system that allows users to easily access our services within the NetEase websites. We intend to continue to use a combination of internally developed software products as well as third party products to enhance our Internet media services in the future.

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Shanda Interactive Entertainment Limited, or Shanda, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Linktone Ltd., or Linktone, Tencent Holdings Limited, or Tencent, Chinadotcom Corporation, or Chinadotcom, and 21cn.com.

Specifically, we face competition from other websites that offer online content and online community services, including Sina, Sohu, Tom.com, Tencent, 263.net and 21cn.com. Moreover, operators of Internet portals, such as Sina and Sohu, and dedicated service providers, such as Linktone, MTone Wireless Corporation and Newpalm Information Technology Co., Ltd. (a subsidiary of Chinadotcom), are major providers of wireless value-added services in the China market, and like our company, they also have partnership arrangements with both China Mobile and China Unicom, the two principal mobile phone operators in China. Overall, we have seen increasing competition in the wireless value-added services market in 2003 and 2004, and expect competition to remain intense in 2005.

We are also encountering competition from companies offering MMORPGs that target the China market, such as Shanda, Softworld, Softstar Entertainment Inc., Actoz Soft Co., Ltd., NCsoft Corporation, The9 Limited, Kingsoft Corp. and Waei International Digital Entertainment Co., Ltd. (with whom we had a strategic partnership until March 2002). Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also face competition from US-based portals such as Yahoo!, Yahoo! Chinese and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

We also compete with traditional forms of media for advertising-related revenue. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENTAL REGULATIONS

The telecommunications industry, including computer information and Internet access services, is highly regulated by the Chinese government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

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

In addition to the regulations promulgated by the central Chinese government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, where our head office is located, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. For example, in March 2001, the Beijing AIC promulgated the Online Advertising Provisional Administrative Measures requiring all ICPs that provide online advertising services within Beijing to obtain an advertising operating license. In December 2001, the Beijing Telecom Bureau promulgated the Beijing Mobile Network Value-added Telecom Business Administrative Measures requiring mobile network operators in Beijing to obtain an operating license. In addition, the Beijing AIC issued a circular requiring bulletin board services (BBS) providers to obtain approval from the Beijing AIC. Since these local rules or circulars do not explicitly require a non-Beijing registered Internet company or a non-ICP company to comply with these rules or circulars and it is not clear under the rules that the NetEase websites are “located within Beijing,” we believe that these local rules do not apply to Guangzhou NetEase, NetEase Beijing or Ling Yi.

The Beijing AIC has also adopted rules requiring owners of the domain names of commercial websites located within Beijing to conduct both a website name registration and a commercial website registration with the Beijing AIC. Although the applicability of these rules to our business is also unclear, we have registered four of our domain names with the Beijing AIC.

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

Regulation of Internet Content Services; Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations in September 2000, MII formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Information Service Administrative Measures, or the ICP Measures, the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Provisional Administrative Measures Concerning Internet Portals Engaged in the News Publication Business, or the Internet News Measures. The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. In addition, the ICP Measures also provide that ICP operators conducting operations in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP operator engaged in providing online bulletin board services is subject to a special approval and filing process with the relevant government telecommunications authorities. The Internet News Measures require that any ICP operator engaged in online news publication services must obtain approval for those services from the appropriate news regulatory authorities.

The Ministry of Health and the State Drug Administration have also adopted regulations regarding the online dissemination of health or drug-related information and information on medical services. These regulations require that, among other things, health and drug-related information as well as information on medical services must be scientific and accurate and the sources of the information must be identified. Websites that have received approval to disseminate such information must also publish or reprint health policies, information on epidemics and major health-related incidents and other information in this area in accordance with law. Medical and drug-related advertisements published by such websites are also prohibited from exaggerating the efficacy or promoting the medical uses of the advertised products.

In addition, GAPP is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and GAPP jointly promulgated the Internet Publishing Provisional Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Currently, the NetEase websites are operated by our affiliated company, Guangzhou NetEase. Our affiliated company, Ling Yi, also provides a limited number of wireless value-added services which are considered ICP-related. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau dated as of December 2000. This ICP license was re-issued in February 2001 and May 2002. In October 2004, Guangzhou NetEase obtained a value-added telecom business operating license from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet content service. In June 2004, Guangzhou NetEase obtained an inter-provincial value-added telecom business operating license from MII, which specifically authorizes it to provide Internet content service on a national basis. Guangzhou NetEase has also completed the requisite registrations with the local offices of MII in 17 provinces and is in the process of registering with the local offices of MII in the remaining provinces and municipalities in the PRC where it provides SMS services. Ling Yi received a value-added telecom business operating license in December 2003. In February 2001, the News Office of the Beijing Municipal People’s Government

approved Guangzhou NetEase’s application in respect of its news publishing services on the NetEase websites. Guangzhou NetEase has also received approvals for online dissemination of health- and drug-related information from the Guangdong Pharmaceutical Administration Bureau and Guangdong Bureau of Health, and the related Internet Medical Information Service Certificate from the Guangdong Food and Drug Administration (formerly known as the Guangdong Bureau of Pharmaceutical Administration). In addition, it has received an Internet publishing license from GAPP, as well as an Internet culture operating license for online game activities from the Ministry of Culture. Guangzhou NetEase also completed commercial website registration with the Beijing AIC in February 2001.

According to the Measures for the Administration of the Publication of Audio-Visual Programs through the Internet or Other Information Network, Internet operators engaged in the business of online transmission of audio or visual programs are required to apply for an operating license for online transmission of audio and visual programs with the State Administration of Radio Film and Television. Guangzhou NetEase applied for such an operating license in March 2005, and such license is expected to be issued by the end of 2005, although we can provide no assurances in this regard.

Information Security and Censorship

There are a number of regulations governing information security and censorship in China. Under these regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

•	opposes the fundamental principles set forth in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with this content censorship requirement may result in the revocation of licenses and the closing down of the concerned websites. To ensure compliance with this regulatory requirement, Guangzhou NetEase has taken all reasonable steps to avoid displaying any of the prohibited content on the NetEase websites.

In addition, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. Guangzhou NetEase filed an application for an Internet security information filing and registration certificate in May 2005 and expects to obtain the certificate in June 2005.

Regulation of Online Games

The operation, publication and distribution of online games in China is regulated by various regulatory authorities, such as MII, the MOC and GAPP.

Pursuant to the Software Product Administrative Measures promulgated by MII on October 27, 2000, online games are regarded as software products, and a software registration certificate issued by MII is required for the operation and sale of each online game. All of the online games we developed in-house have been registered with MII. Guangzhou NetEase obtained from MII’s Guangdong office software product registration certificates for “Westward Journey Online II” and “Fantasy Westward Journey” in November 2003 and February 2004. In addition, Guangzhou NetEase obtained a software products registration certificate for “Fly For Fun” from MII’s Guangdong office in September 2004.

Pursuant to the Provisional Measures for the Administration of Internet Culture promulgated by the MOC in May 2003, online game operators are required to obtain an Internet culture operating license from the MOC, which our affiliate, Guangzhou NetEase, has received. The MOC also issued a notice in August 2003 requiring the importation of online games to be approved by it. Subsequently, the MOC issued another notice regarding online games in May 2004, or the 2004 Notice, which also requires the importation of online games to be approved by the MOC. Pursuant to the 2004 Notice, imported online games must be reviewed and approved by the MOC before they can be put into operation. In addition, based on information provided by the MOC, importers of online games must have their own Internet culture operating licenses or at least one of the co-licensees must have such an operating license under the 2004 Notice. We filed our in-house developed online games with the MOC for recordation in August 2004 and submitted “Fly for Fun” to the MOC for approval in October 2004, but have not received confirmation from the MOC whether such recordation has been made.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce, or MOFCOM. We have registered the license agreement for “Fly for Fun” with the local office of the MOFCOM. Such license agreements also need to be registered with the State Copyright Bureau, or else the licensee cannot remit licensing fees out of China to the foreign game licensor. We have registered the license contract for “Fly for Fun” with the State Copyright Bureau.

The publication of online games also requires approval from GAPP in accordance with the Provisional Measures for the Administration of Internet Publications promulgated by GAPP on August 1, 2002. We received such approval in 2003, and it is valid for ten years.

It has been reported that GAPP will be adopting new regulations affecting the publication of online games. We cannot be certain when these regulations will become effective, what form they will take or how they will affect our business.

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

Guangyitong Advertising holds an advertising operating license and through a series of agreements with Guangzhou NetEase operates our online advertising business on an exclusive basis. Guangzhou NetEase has also received an advertising operating license from the SAIC, but to date, it has not provided any advertising services. If the SAIC were to deem us to be an online advertisement operator because of our current technological services to Guangyitong Advertising, then pursuant to the Administrative Regulations on Advertising and the Detailed Implementing Rules thereof, we would need to apply to the local SAIC to amend our business license to authorize us to conduct online advertising business. We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval from the SAIC may result in penalties including:

•	being banned from engaging in online advertising activities,

•	confiscation of illegal earnings and

•	fines.

On the other hand, if an application were approved by the SAIC and we were deemed to be an online advertisement operator, we would be held responsible for examining relevant documents and verifying the content of advertisements that we post online.

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

Regulation of Wireless Value-Added Services

In April 2004, MII issued a notice regarding regulating SMS, or the SMS Notice, which requires all SMS providers to obtain a relevant operating license within 30 days after the issuance of the notice, otherwise, the mobile operators in China will immediately cease to provide connection services to such provider. Subsequently, the Telecom Administration Bureau, or TAB, of MII issued a notice requiring inter-provincial SMS providers to provide a report as to their compliance with the SMS Notice by June 2004. Guangzhou NetEase has already obtained an inter-provincial value-added telecom operating license from MII, and has completed the requisite registrations with the local offices of MII in 17 provinces and is in the process of registering with the local offices of MII in the remaining provinces and municipalities in the PRC where it provides SMS services

The SMS Notice also provides specific guidelines regarding the provision of SMS services, such as fee collection, suspension of service by users, handling of customer complaints and related matters.

Foreign Exchange Controls

Our Chinese subsidiaries are subject to various foreign exchange controls, which are discussed in Item 10 in this Form 20-F

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Infringement or misappropriation of our intellectual property could materially harm our business. We own the intellectual property (other than the content) relating to the NetEase websites and the technology that enables online community, personalization and e-commerce services on those sites. We license content from various freelance providers and other content providers and also license certain software in connection with our online games.

We have full legal rights over and have registered a number of domain names with Network Solutions, Inc., including:

☐	www.netease.com;

☐	www.163.com;

☐	www.yeah.net;

☐	www.126.com;

☐	www.126.net;

☐	www.nease.net; and

☐	www.188.com.

China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for “well known” marks. Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming and our search engine. All of the marks which Guangzhou NetEase has registered have been transferred to us. Guangzhou NetEase, NetEase Beijing and Guangzhou Interactive also have applications pending for numerous other trademarks, and we will cause Guangzhou NetEase to transfer to us any of its newly registered trademarks. We may not be able to successfully defend or claim any legal rights in those trademarks that Guangzhou NetEase has registered but not yet transferred to us, and those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.

We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed and registered the marks for “NetEase” in English in the United States.

In addition, we have registered our “Westward Journey Online II” and “Fantasy Westward Journey” games with the State Copyright Bureau of China.

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

NetEase Interactive Entertainment Limited also has a wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited.

NetEase (U.S.) Inc. and Guangzhou Boguan Telecommunication Technology Limited were dormant in 2004, though the latter company commenced providing certain technical consulting and software development services to Guangzhou NetEase in 2005.

D. Property, Plant and Equipment

Our principal executive offices are currently located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086. We lease our principal executive offices at an effective annual rent of approximately US$0.05 million (RMB0.5 million), including management fees, for 556 square meters under a lease that expires in May 2006. We also occupy 1,592 square meters under a lease in Beijing that expires in May 2006. In addition, we occupy 694 square meters under a lease in Shanghai that expires in December 2006. In Guangzhou, we occupy a total of 9,517 square meters under leases that expire in February 2006, March 2006, June 2006, November 2006, December 2006 and March 2007, respectively. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

As of December 31, 2004, we had leased dedicated lines with a total capacity of approximately 1,300 megabits per second from China Netcom’s Beijing affiliate under a contract expiring in September 2005. In addition, as of such date we leased dedicated lines with a total capacity of approximately 600 megabits per second from China Telcom’s Beijing affiliate under a contract expiring in December 2005 and dedicated lines with a total capacity of approximately 4,000 megabits per second from China Telecom’s Changzhou affiliate under contracts expiring June 2005 and August 2005, respectively, as well as a contract that expired in March 2005 and was not renewed. As of December 31, 2004, we leased cache distributed network capacity of 100 megabits per second from ChinaCache under a contract that expired in April 2005 and was not renewed. Our bandwidth fees were approximately US$2.0 million for the year ended December 31, 2004.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F/A. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2004, we had registered an accumulated total of approximately 298 million accounts, and our average daily page views exceeded 427 million for the month ended December 31, 2004.

For the year ended December 31, 2004, we continued to develop our online games and advertising business. We also believe that wireless value-added and other fee-based premium services will continue to be one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by online games will continue to constitute the major portion of our revenues for at least the near term.

We achieved a net profit of RMB441.4 million (US$53.3 million) for 2004 and generated positive operating cash flows of RMB614.2 million (US$74.2 million) during the year. We recorded an accumulated deficit of RMB437.8 million as of December 31, 2002 and RMB148.7 million as of December 31, 2003 and retained earnings of RMB235.6 million (US$28.5 million) as of December 31, 2004.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2004, we had four major directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, and NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou Interactive. As of December 31, 2004, we also had two wholly owned subsidiaries, NetEase (U.S.) Inc., or NetEase US, and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which were inactive for the year ended December 31, 2004.

NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive were established in China on August 30, 1999, May 14, 2000, December 8, 2003 and October 15, 2002, respectively. NetEase US was established in the U.S. on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its wholly owned subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our principal shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the year ended December 31, 2004, this company earned revenue relating to WAP services, which represented a small portion of our wireless value-added services revenue.

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

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi. We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004.

When reading this annual report, please note that “revenues” for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), are equivalent to “net revenues” for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “revenues” in 2002 and 2003 and “net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.

Revenue

Our total net revenues for the year ended December 31, 2004 were RMB903.6 million (US$109.2 million) as compared with our total revenues of RMB232.6 million and RMB569.1 million for the years ended December 31, 2002 and 2003, respectively. We generate our revenues from the provision of online games, advertising services and wireless value-added and other fee-based premium services. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2002, 2003 and 2004. However, we have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services. If our revenue from these various contractual relationships with respect to China Mobile are aggregated, then China Mobile, as a whole, accounted for approximately 12.2% of our total net revenues for the year ended December 31, 2004.

Online Games

We derive all our online game revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase “virtual” prepaid cards online via credit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive virtually all our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Revenues from advertising services constituted 14.7% and 15.1% of total revenues for the years ended December 31, 2002 and 2003, respectively, and net revenues from advertising services constituted 17.3% of total net revenues for the year ended December 31, 2004.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium.

Wireless Value-Added and Other Fee-based Premium Services

We derive a substantial portion of our wireless value-added and other fee-based premium services revenues from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, ringtone and logo downloads to customers’ mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market in 2003 and 2004, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have recently begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. These new policies facilitate the cancellation of wireless value-added monthly subscription services which are no longer needed by the user, and concurrently make it more complicated for mobile phone users to order and receive new wireless value-added services by requiring the mobile phone users to send a re-confirmation SMS message using their mobile phones to the service providers to confirm the services they ordered through the Internet. The first measure we believe has led to an increased churn rate of users of our wireless value-added services and the second measure we believe has led to the slowdown in the growth rate of our new subscribers.

We are also focusing on developing services which utilize emerging wireless technologies. For example, in April 2003, we started to offer MMS under a cooperative agreement with China Mobile. We also provide WAP services to China Mobile’s and China Unicom’s users. Furthermore, we have developed wireless IVRS, which is a new category of wireless value-added services that allows users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenue from the provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. Revenues from such corporate solutions services for the years ended December 31, 2002, 2003 and 2004 were not significant, and we expect it to remain an insignificant part of our business in the future.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), royalties and other fees paid to licensors for our licensed online games, advertising fees paid to celebrity spokespersons and revenue sharing expenses paid to third party promoters of our online game titles.

In addition, cost of revenues for our online games also includes that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

Advertising Services

Cost of revenues related to our advertising services consists primarily of business tax payable on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services.

Wireless Value-Added and Other Fee-based Premium Services

Cost of revenues related to our wireless value-added and other fee-based premium services consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other fee-based premium services. It also includes transmission costs for our “POPO” instant messaging service and business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

For the year ended December 31, 2003, cost of revenues for these services also included referral fees paid to third party websites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party websites that referred them to us (referred to as a “website union”), commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party websites in 2003 totaled approximately RMB7.4 million (US$0.9 million). There was no such referral fee paid to third party websites for the year ended December 31, 2004.

Operating Expenses

Operating expenses primarily include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges.

China Mobile also charges us on occasion for our inadvertent contravention of its customer service policies, which charges are recognized by us as general and administrative expenses. It is possible that China Unicom could also impose similar charges on us in the future.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2003 and 2004, such expenses also included licensing and training fees paid to a third party developer of a 3-D game engine to be used in our future online games.

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. Since the 2000 Stock Option Plan was adopted, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2002, 2003 and 2004, we recorded share compensation cost of approximately RMB3.8 million, RMB0.2 million and RMB55,340 (US$6,686), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of December 31, 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB13,835 (US$1,672), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in 2005 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries and VIEs. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a “New and High Technology Enterprise.” According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, such preferential tax treatment may be subject to review by higher authorities. If such preferential tax treatment was not available to NetEase Beijing, it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive was recognized as a “New and High Technology Enterprise” in April 2003. According to the approval granted by the Guangzhou Tianhe State Tax Bureau, Guangzhou

Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in December 2004, Guangzhou Interactive was recognized as a “High Technology Enterprise” and, accordingly, is entitled to a reduced EIT rate of 15% and a local tax of 3% from 2005 onwards, provided it passes an annual examination by the relevant tax authorities for compliance with the requirements to qualify as a “High Technology Enterprise.”

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive are also subject to business tax on their revenues derived from services, which is generally 5%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi in general are subject to a business tax of 5.5% on their revenues, except for revenues derived from wireless value-added services which are subject to business tax at 3.3%. In addition, Guangyitong Advertising is subject to a further cultural development fee of 3% on its Internet advertising fees. Before these VIEs were consolidated beginning on January 1, 2004, these taxes effectively reduced the revenues we derived from them.

NetEase Shanghai had total tax loss carryforwards of approximately RMB 29.3 million (US$3.5million) as of December 31,2003 for EIT purposes. These tax loss carryforwards gave rise to deferred tax assets totaling RMB9.7 million (US$1.2 million) as of December 31, 2003. Such carryforwards were fully utilized during the year ended December 31, 2004.

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

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games and Wireless Value-Added and Other Fee-Based Premium Services

We provide online games and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi. Our subsidiaries, NetEase Beijing and Guangzhou Interactive, have entered into agreements with Guangzhou NetEase and Ling Yi to provide technical consulting services in connection with those services. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees to which NetEase Beijing and Guangzhou Interactive are entitled for the technical consulting services provided to Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon our adoption of FIN 46, these arrangements allowed our subsidiaries to fully accrue all of the online games and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into our financial statements since January 1, 2004 and May 17, 2004, respectively. Our revenue recognition policies for these services are as follows:

•	Online Game Services. We sell prepaid point cards to the end customers who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

•	Wireless Value-Added Services. A substantial portion of our revenue from wireless value-added services is derived from activities related to SMS and non-SMS (MMS, WAP and IVRS) services. Such revenues represent our share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. We recognize revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message or content is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date we close our books for a particular financial reporting period, we estimate the revenues which are applicable to the services provided through that operator for such period. We also estimate the number of messages sent by us to users that resulted in billing and transmission failures for which we are not paid by the user and which we cannot independently track. We then recognize the estimated revenues, net of estimated billing and transmission failures.

•	Other Fee-Based Premium Services. Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

Advertising Services

We provide advertising services through Guangyitong Advertising. NetEase Beijing has entered into agreements with Guangyitong Advertising which allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising. Prior to the consolidation of Guangyitong Advertising which occurred upon our adoption of FIN 46, these arrangements allowed NetEase Beijing to fully accrue all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising. Accordingly, prior to such consolidation, we recognized revenues from advertising services at the same time Guangyitong Advertising recognized the revenues based on the recognition policy described below. The results of Guangyitong Advertising have been consolidated into our financial statements since January 1, 2004.

We derive advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into “cost per action” (“CPA”) advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

Online Mall Revenue

We originally launched our online shopping mall platform in July 2000 through Guangzhou NetEase. As of December 31, 2004, this online shopping mall had 19 “online storefronts” with stores being operated by the merchant tenants themselves. For the years ended December 31, 2002, 2003 and 2004, we received fixed service fees from all merchants and recognized revenues ratably over the period of the contracts.

Barter Transactions

Effective from January 20, 2000, we have adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 “Accounting for Advertising Barter Transactions” to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by us only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

During the years ended December 31, 2002, 2003 and 2004, we engaged in advertising barter transactions, but in each case, the fair value was not determinable within the limits of EITF 99-17. Therefore, no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

Other Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be realized. We consider all relevant factors that are material to our business, including positive indicators (such as an improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued growth in the market for our services) and certain negative indicators (such as an increase in competition and our dependency on relationships with the mobile operators in China). A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. All of our tax loss carryforwards were fully utilized during the year ended December 31, 2004.

Research and Development Costs

We recognize costs to develop our online game services in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2004, we had not capitalized significant product development costs.

We recognize website and internally used software development costs in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Accordingly, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two years to five years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

Litigation Reserve

No material litigation reserve existed as of December 31, 2004 because management believed, and continues to believe, that the ultimate resolution of the claims described in Item 8.A.7 “Legal Proceedings” of our annual report on Form 20-F for the year ended December 31, 2004 will not result in any material financial impact on our company.

Repurchase of Shares

On July 4, 2003, we entered into an agreement with affiliates of The News Corporation Limited (“Newscorp”) to repurchase 27,142,000 of our ordinary shares held by one of Newscorp’s affiliates. The transaction was completed in July 2003. Under the agreement, we paid Newscorp a net aggregated amount of approximately US$4.6 million, and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase’s websites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, we were entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. All of the advertising inventory was fully used by us in 2004.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2002		2003		2004
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	37,053,414	15.9	203,246,114	35.7	628,936,223	65.6
Advertising services	34,209,376	14.7	86,183,733	15.2	171,054,305	17.9
Wireless value-added and other fee-based premium services	161,305,678	69.4	279,659,170	49.1	158,310,317	16.5

Total revenues[1]	232,568,468	100.0	569,089,017	100.0	958,300,845	100.0
Business tax[2]	(11,627,216)	(5.0)	(26,954,502)	(4.7)	(54,703,018)	(5.7)

Net revenues[1]	220,941,252	95.0	542,134,515	95.3	903,597,827	94.3

Cost of revenues[2]:
Online game services	(15,530,501)	(6.7)	(20,873,502)	(3.7)	(74,629,515)	(7.8)
Advertising services	(26,622,426)	(11.4)	(27,623,438)	(4.9)	(54,056,435)	(5.6)
Wireless value-added and other fee-based premium services	(29,524,647)	(12.7)	(36,965,777)	(6.5)	(55,117,445)	(5.8)

Total cost of revenues	(71,677,574)	(30.8)	(85,462,717)	(15.1)	(183,803,395)	(19.2)

Gross profit	149,263,678	64.2	456,671,798	80.2	719,794,432	75.1
Operating expenses:
Selling and marketing expenses	(26,242,778)	(11.3)	(43,135,804)	(7.6)	(152,842,334)	(15.9)
General and administrative expenses	(68,064,835)	(29.3)	(67,634,599)	(11.9)	(101,631,070)	(10.6)
Research and development expenses	(14,184,724)	(6.1)	(19,120,827)	(3.4)	(34,362,806)	(3.6)
Asset impairment loss	(746,857)	(0.3)	—		—
Class action settlement	(36,005,385)	(15.4)	—		—
Insurance claims settlement for the now-settled class action litigation	—		—		16,553,200	1.7

Total operating expenses	(145,244,579)	(62.4)	(129,891,230)	(22.9)	(272,283,010)	(28.4)

Operating profit	4,019,099	1.8	326,780,568	57.3	447,511,422	46.7

Other income (expenses):
Investment income	—		538,278	0.1	3,522,169	0.4
Interest income	7,562,322	3.3	11,273,685	2.0	22,333,511	2.3
Interest expenses	(1,401,041)	(0.6)	—		(3,877,129)	(0.4)
Other, net	3,725,370	1.6	5,410,171	1.0	507,428	0.1

Income before tax	13,905,750	6.1	344,002,702	60.4	469,997,401	49.1
Income tax benefit (expenses)	2,395,888	1.0	(21,129,978)	(3.7)	(28,576,719)	(3.0)

Net income	16,301,638	7.1	322,872,724	56.7	441,420,682	46.1

[1]	“Revenues” as reported in the audited consolidated financial statements for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs) is equivalent to “Net revenues” as reported in the audited consolidated financial statements for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “Revenues” in 2002 and 2003 and “Net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.
[2]	We adopted the provisions of FIN 46 and consolidated our VIEs on a prospective basis in our consolidated financial statements from January 1, 2004. Our VIEs effectively function as pass-through entities for accounting purposes, and are used by us in providing services to the final customers. Under the various agreements entered into with our VIEs, substantially all of their revenues, net of the applicable business tax payable by them, are passed to us in the form of technology and consulting service revenues. Prior to the consolidation of our VIEs in accordance with FIN 46, the revenues presented in our financial statements represented revenues received by us from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us on the technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of our VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by our VIEs, before deducting any applicable business tax payable by them. Such business tax is now presented under a separate line item after revenues. The business tax payable by us on intra-group revenues from our VIEs is recorded under cost of revenues as it is considered a cost in providing the services by us.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For a discussion of the definitions of the terms “net revenues” and “revenues” which are used below, please see “Basis of Presentation” above.

Revenues

Total net revenues increased by 58.8% over the total revenues of RMB569.1 million for the preceding year to RMB903.6 million (US$109.2 million) in 2004. Net revenues from online games services, advertising services, and wireless value-added and other fee-based premium services constituted 65.8%, 17.3% and 16.9%, respectively, of our total net revenues in 2004. This compares with 35.7%, 15.2% and 49.1%, respectively, of our total revenues in 2003.

Online Games

Net revenues from online games increased by 192.4% to RMB594.3 million (US$71.8 million) in 2004 from total revenues of RMB203.2 million in 2003. This increase was mainly due to the increase in popularity of “Westward Journey Online II,” our in-house developed MMORPG, and the commercial launch of our new in-house developed MMORPG, namely “Fantasy Westward Journey,” in mid-January 2004. The number of peak concurrent players for “Westward Journey Online II” increased to approximately 349,000 in December 2004 from approximately 224,000 in December 2003, and the number of peak concurrent players for “Fantasy Westward Journey” was approximately 356,000 in December 2004. The number of average concurrent players for “Westward Journey Online II” increased to approximately 156,000 in December 2004 from approximately 127,000 in December 2003. The number of average concurrent users for “Fantasy Westward Journey” was 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these games throughout 2004, which was mainly attributable to the successful launching of new expansion packs for each game in the year. Revenues generated from “Priston Tale,” the MMORPG we licensed from a Korean developer and that we commercially launched in August 2002, accounted for only approximately 5.7% of our total revenues from online games in 2003 and 0.4% of our total net revenues from online games in 2004. We stopped charging for “Priston Tale” in August 2004 and ceased operating it in May 2005.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. In particular, we note that all of our online games may be adversely affected if, as has been predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafés where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

Advertising services

Net revenues from advertising services increased by 81.6% to RMB156.5 million (US$18.9 million) in 2004 from total revenues of RMB86.2 million in 2003, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB386,000 (US$47,000) in 2004 from RMB239,000 in 2003. The number of traditional advertisers using the NetEase websites increased to 370 in 2004 from 337 in 2003, with revenues from our top ten advertisers comprising 39.8% of our total advertising services revenues in 2004 as compared to 27.4% in 2003.

Wireless Value-Added and Other Fee-based Premium Services

Net revenue from wireless value-added and other fee-based premium services decreased by 45.4% to RMB152.7 million (US$18.5 million) from total revenues of RMB279.7 million in 2003. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to the following reasons:

•	Continuing intense competition in the wireless value-added services market, in particular in the market for SMS services;

•	The discontinuation of our cooperation arrangements with certain third-party websites, which were promoting our wireless services, during the third quarter of 2003; and

•	The decision by the two principal mobile phone operators in China, China Mobile and China Unicom, to restrict the range of services that we can offer and charge through them since the third quarter of 2003.

In addition, we believe that the implementation of additional new policies and billing systems by China Mobile and China Unicom has limited, and will tend to continue to limit, the growth of our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services or requiring us to automatically terminate subscription services for our inactive users. The mobile phone operators have also begun more rigorously enforcing their policies, as discussed in “Risk Factors—Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.” These measures have led to an increased churn rate in users of our wireless value-added services and a slowdown in the growth rate of our new subscribers. We cannot, however, specifically quantify the impact of these initiatives by China Mobile and China Unicom because we have no basis to separate the effect of these changes from other developments in the market such as intensifying competition. In addition, the long-term effects of these changes are unclear as they are relatively new and it remains to be seen whether mobile users’ usage of wireless value-added services will ultimately increase or decrease once they become accustomed to the new billing policies. Nonetheless, we expect that our revenue growth will continue to be adversely affected by the introduction of these new policies and billing systems for the foreseeable future.

In addition, the wireless value-added services market is increasingly shifting towards next generation technologies, with mobile operators having upgraded their networks to general packet-switched radio service, or GPRS, and code division multiple access 1x RTT, or CDMA 1x RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 2.8% of our total revenues from wireless value-added and other fee-based premium services in 2003 and 12.9% of our total net revenues from wireless value-added and other fee-based premium services in 2004.

The average prices for our SMS services have remained largely static over the last three years. In addition, the prices of our newer next generation services such as MMS and WAP have also remained relatively steady since their introduction.

Cost of Revenues

Our cost of revenues increased by 63.5% to RMB183.8 million (US$22.2 million) in 2004 from the aligned cost of revenues of RMB112.4 million in 2003 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. “Aligned cost of revenues” represent the “cost of revenues” as reported in the audited consolidated financial statements in 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), plus the business tax payable by us. This amount is equivalent to the “cost of revenues,” as reported in the audited consolidated financial statements in 2004 (after the adoption of FIN 46 and consolidation of our VIEs).

In 2004, costs relating to online games, advertising and wireless value-added and other fee-based premium services represented 40.6%, 29.4% and 30.0% of total cost of revenues, respectively. This compares with 27.6%, 27.1% and 45.3% of the aligned cost of revenues, respectively, in 2003.

Online Games

Cost of revenues from our online games increased by 140.5% to RMB74.6 million (US$9.0 million) in 2004 from the aligned cost of revenues of RMB31.0 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB19.5 million to RMB29.7 million (US$3.6 million) in 2004 from RMB10.2 million in 2003 due to strong revenue growth driven by the continued growth of our “Fantasy Westward Journey” game and, to a lesser extent, our “Westward Journey Online II” game, offset in part by the decline in the popularity of “Priston Tale.”

•	Staff-related costs increased by RMB8.5 million to RMB10.8 million (US$1.3 million) in 2004 from RMB2.3 million in 2003, as a result of the increase in the number of staff. The number of staff in our online games department increased from 106 as of December 31, 2003 to 368 as of December 31, 2004.

•	Payments to the celebrities acting as our spokespersons for our online games “Westward Journey Online II” and “Fantasy Westward Journey” increased by RMB5.2 million to RMB12.3 million (US$1.5 million) in 2004 from RMB7.1 million in 2003. These payments are calculated on the basis of a percentage of revenues we earn from the games, and the increase in payments in 2004 was directly related to the increase in revenues from “Westward Journey Online II” due to its increased popularity in 2004. The increase was also due to the fact that the “Fantasy Westward Journey” was newly launched in January 2004, and there were no such costs associated with this game in 2003.

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased by RMB4.7 million to RMB9.5 million (US$1.1 million) in 2004 from RMB4.8 million in 2003 due to increased production of cards in 2004.

•	Bandwidth and server custody fees increased by RMB1.4 million to RMB4.1 million (US$0.5 million) in 2004 from RMB2.7 million in 2003.

Advertising Services

Cost of revenues from our advertising services increased 77.6% to RMB54.1 million (US$6.5 million) in 2004 from the aligned cost of revenues of RMB30.4 million in 2003. The increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB11.6 million to RMB22.4 million (US$2.7 million) in 2004, compared to RMB9.9 million in 2003, as a result of the expansion of the number of editors of the various content channels for the NetEase websites from 129 as of December 31, 2003 to 236 as of December 31, 2004.

•	Cost of third party content for the NetEase websites increased by RMB5.0 million to RMB9.4 million (US$1.1 million) in 2004, compared to RMB4.4 million in 2003, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•	Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB4.3 million to RMB7.1 million (US$0.9 million) in 2004 from RMB2.8 million in 2003 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 8.2% to RMB55.1 million (US$6.6 million) in 2004 from the aligned cost of revenues of RMB50.9 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB7.3 million to RMB17.1 million (US$2.1 million) in 2004 from RMB9.8 million in 2003 for the development of new fee-based premium services.

•	SMS network transmission fees increased by RMB5.0 million to RMB8.4 million (US$1.0 million) in 2004 from RMB3.4 million in 2003 due to the provision of free SMS messaging through our instant messaging service, POPO.

•	Depreciation and amortization cost of computers and software increased by RMB1.9 million to RMB8.2 million (US$1.0 million) in 2004 from RMB6.3 million in 2003.

•	We recorded a write-off of RMB2.8 million (US$0.3 million) related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services.

These increases were partially offset by a combination of the following factors:

•	We ceased paying referral fees to third-party websites for introducing new wireless value-added services customers to us in June 2003. These amounted to RMB7.4 million in 2003, but we had no such expenses in 2004.

•	Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB7.0 million to RMB7.0 million (US$0.9 million) in 2004 from RMB14.0 million in 2003 due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.”

Gross Profit

As a result of the strong revenue growth in 2004, our gross profit increased by 57.6% to RMB719.8 million (US$87.0 million) in 2004 from RMB456.7 million in 2003.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. Gross margins in 2004 were calculated by dividing our gross profit over our net revenues for the type of service and after netting-off the business tax payable by us on intra-group revenues from our VIEs. Such gross margins are equivalent to the gross margins in 2003 which were calculated by dividing our gross profit over net revenues for the type of service.

	For the Year Ended December 31,
	2003	2004	2004
	RMB	RMB	US$
Gross profit:
Online game services	172,210,217	519,715,215	62,794,081
Advertising services	55,751,057	102,458,256	12,379,418
Wireless value-added and other fee-based premium services	228,710,524	97,620,961	11,794,957

Total gross profit	456,671,798	719,794,432	86,968,456

Gross margin:
Online game services	89.2%	92.0%	92.0%
Advertising services	66.9%	68.6%	68.6%
Wireless value-added and other fee-based premium services	86.1%	67.0%	67.0%

Total gross margin	84.2%	83.7%	83.7%

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for wireless value-added and other fee-based premium services outweighed the increases in gross margin for online game services and advertising services.

The increase in gross margin for online game services in 2004 was mainly due to increased revenue resulting from the increased popularity of “Westward Journey Online II” in 2004 and the commercial launching of “Fantasy Westward Journey” in January 2004, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of payments to celebrity spokespersons, staff-related costs and business tax payable on intra-group revenues. Except for the payments to the spokespersons, which increased proportionately to the increase in revenue, all of the other cost components increased at a much lower pace, resulting in the improvement in gross margin.

The increase in gross margin for advertising services was mainly due to the overall enhancement in economies of scale. The cost of revenues for advertising services is mainly composed of costs of purchased content, staff costs for our content editors and business tax payable on intra-group revenues. Revenue from advertising services increased at a significantly faster rate than the increase in cost of revenues, resulting in the improvement in gross margin.

The gross margin for wireless value-added and other fee-based premium services decreased in 2004, compared to 2003. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as a significant portion of the costs associated with those services, particularly allocated bandwidth, are fixed in nature.

Operating Expenses

Total operating expenses increased by 109.6% to RMB272.3 million (US$32.9 million) in 2004 from RMB129.9 million in 2003. Operating expenses as a percentage of total revenue increased from 22.8% in 2003 to 30.1% as a percentage of total net revenues in 2004. The increase was driven by an increase in all categories of operating expenses, particularly selling and marketing expenses, which resulted from the ongoing expansion of our business. This increase was partially offset by a one-time settlement of US$2.0 million resulting from an insurance claim made by us which was related to the now-settled class action litigation in the United States that involved our company, the underwriters for our initial public offering and certain of our current and former officers and directors.

Selling and marketing expenses increased by 254.3% to RMB152.8 million (US$18.5 million) in 2004 from RMB43.1 million in 2003 primarily due to the following reasons:

•	Additional marketing and promotional events during 2004 as compared to 2003. This resulted in an increase in marketing spending of approximately RMB91.2 million (US$11.0 million) which was related primarily to the production costs and airing of TV commercials and the production and placement of outdoor billboard and bus advertisements as part of the marketing campaign for the launching of our new MMORPG “Fantasy Westward Journey,” the revamping of the front pages of the NetEase websites and corporate branding.

•	Increase in staff-related costs of approximately RMB14.7 million (US$1.8 million) as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2004 when compared to 2003.

General and administrative expenses increased by 50.3% to RMB101.6 million (US$12.3 million) in 2004 from RMB67.6 million in 2003 primarily due to the following reasons:

•	Increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB13.0 million (US$1.5 million) as a result of an increase in the number of employees.

•	Increase in legal and professional fees of approximately RMB5.5 million (US$0.7 million) which were primarily attributable to the consultancy and legal fees payable to third parties for statutory compliance and other corporate matters.

•	Increase in allowance for doubtful accounts by RMB4.4 million to RMB8.0 million (US$1.0 million) in 2004 from RMB3.6 million in 2003.

•	Amortization of the issuance costs related to our Zero Coupon Convertible Subordinated Notes due July 15, 2023 of approximately RMB4.3 million (US$0.5 million).

•	Increase in office rentals and office renovation costs for new offices in Guangzhou of approximately RMB2.5 million (US$0.3 million) in 2004.

•	Increase in depreciation charges for office equipment and other miscellaneous administrative costs of approximately RMB2.3 million (US$0.3 million).

Research and development expenses increased 79.7% to RMB34.4 million (US$4.2 million) in 2004 from RMB19.1 million in 2003. This increase was primarily due to the increase in research and development staff-related costs of RMB14.0 million (US$1.7 million) stemming largely from the recruitment of programmers and technicians to assist our online games and wireless value-added and other fee-based premium services business.

Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. until January 1, 2004. Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of December 31, 2004, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB74.4 million (US$9.0 million). After providing for doubtful accounts in the amount of RMB18.1 million (US$2.2 million), the net balance of accounts receivable was RMB56.3 million (US$6.8 million) as of December 31, 2004. All of the RMB18.1 million (US$2.2 million) allowance for doubtful accounts represented general provisions (as opposed to specific provisions for specific debtors).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

The amount of additional provision made for bad and doubtful debts amounted to RMB8.0 million in 2004 compared to RMB3.6 million in 2003. The additional provision in 2004 was entirely composed of an increase in the balance of general provisions. The additional provision in 2003 was mainly comprised of specific provisions on specific debtors and, to a lesser extent, an increase in the balance of general provisions.

As of December 31, 2004, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB7.8 million (US$0.9 million), representing 10.5% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income and expenses in 2004 mainly consisted of interest income. Interest income increased to RMB22.3 million (US$2.7 million) in 2004 from RMB11.3 million in 2003, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income increased to RMB3.5 million (US$0.4 million) in 2004 from RMB0.5 million in 2003, mainly due to interest income generated from investments in US treasury notes and bonds. Interest expense increased to RMB3.9 million (US$0.5 million) in 2004 from nil in 2003, mainly due to the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due because we were not able to register the notes with the SEC by the contractually required deadline. Such interest ceased to accrue on January 26, 2005, but thereafter may again become payable if we fail to maintain the effectiveness of a registration statement for such notes with the SEC for the required period of time.

Income Tax

Income tax increased to RMB28.6 million (US$3.5 million) in 2004 from RMB21.1 million in 2003. The increase was mainly due to an increase in revenues and taxable income in 2004. Our effective tax rate in 2004 was 6.1%, which reflects the effect of tax holidays and lower tax rates applicable to our subsidiaries, NetEase Beijing and Guangzhou Interactive. Our effective tax rate for 2003 was also 6.1%.

Net Profit

As a result of the foregoing, net profit increased by 36.7% to RMB441.4 million (US$53.3 million) in 2004 from RMB322.9 million in 2003. Net profit increased at a slower rate than gross profit for the year ended December 31, 2004, principally because of the relatively higher rate of increase in operating expenses compared to gross profit. In particular, marketing expenses increased significantly in 2004, as we increased our marketing activities to promote awareness of our company and our services.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Total revenues increased by 144.7% to RMB569.1 million in 2003 from RMB232.6 million in 2002. Revenue from online games, advertising services and wireless value-added and other fee-based premium services constituted 35.7%, 15.2% and 49.1%, respectively, of our total revenue in 2003. This compares with 15.9%, 14.7% and 69.4%, respectively, of our total revenue in 2002.

Online Games

Revenue from online games increased by 448.5% to RMB203.2 million in 2003 from RMB37.1 million in 2002. This increase was mainly due to the increase in popularity of “Westward Journey Online II.” The number of average concurrent players for this game increased to approximately 127,000 in December 2003 from approximately 41,000 in December 2002. This increase was partially offset by a decrease in popularity of “PristonTale.” Revenue generated from “PristonTale” accounted for only approximately 5.7% of our total revenues from online games in 2003.

Advertising services

Our advertising services revenues increased by 151.9% to RMB86.2 million in 2003 from RMB34.2 million in 2002, primarily due to the increase in average spending by traditional advertisers (i.e., customers which do not advertise through our search and classified ad services). Average net revenue per traditional advertiser increased to approximately RMB239,000 in 2003 from RMB122,000 in 2002. The number of traditional advertisers using the NetEase websites increased to 337 in 2003 from 280 in 2002, with revenues from our top ten advertisers comprising 27.4% of our total advertising services revenues in 2003 as compared to 23.2% in 2002.

Wireless Value-Added and Other Fee-based Premium Services

Revenue from wireless value-added and other fee-based premium services increased by 73.4% to RMB279.7 million from RMB161.3 million in 2002. This increase was primarily due to the increase in paying customers for our SMS services in 2003. The number of monthly active users for SMS services increased to approximately 3.9 million in December 2003 from approximately 2.6 million in December 2002. This increase was consistent with the increase in overall popularity of SMS among the expanding population of mobile phone users in China.

However, the growth in our revenue from wireless value-added services was adversely affected in 2003 by a number of market developments. In particular, China Mobile banned all cooperative arrangements known as “website unions” in June 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. Also, in August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. China Mobile’s adoption of these policies described above was one of the main factors which contributed to a significant decline in our revenues from wireless value-added and other fee-based premium services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003. This decline significantly lowered the overall growth in our revenue from wireless value-added and other fee-based premium services between 2002 and 2003.

Cost of Revenues

Our cost of revenues increased by 19.2% to RMB85.5 million in 2003 from RMB71.7 million in 2002 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. In 2003, costs relating to online games, advertising services, and wireless value-added and other fee-based premium services represented 24.4%, 32.3% and 43.3% of total cost of revenues, respectively. This compares with 21.7%, 37.1% and 41.2%, respectively, in 2002.

Online Games

Cost of revenues from our online games increased 34.4% to RMB20.9 million in 2003 from RMB15.5 million in 2002. This increase in cost of revenues in 2003 was primarily due to a combination of the following factors:

•	Payments to the celebrity acting as our spokesperson for our online game “Westward Journey Online II” increased RMB4.4 million. These payments were calculated on the basis of a percentage of revenues we earned from the game, and the increase in payments in 2003 was directly related to the increase in revenue from the game due to its increased popularity in 2003; and

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased RMB3.5 million to RMB4.8 million in 2003 from RMB1.3 million in 2002 due to increased production of cards in 2003.

These increases were partially offset by a decrease in bandwidth and server custody fees of RMB2.1 million to RMB2.7 million in 2003 from RMB4.8 million in 2002.

Advertising Services

Cost of revenues from our advertising services increased 3.8% to RMB27.6 million in 2003 from RMB26.6 million in 2002 due primarily to an increase in staff and staff-related costs. Staff and staff-related costs increased RMB2.9 million to RMB9.9 million in 2003 as compared to RMB7.0 million in 2002 as a result of the expansion of our content staff from 78 as of December 31, 2002 to 118 as of December 31, 2003. This increase was partially offset by a decrease of RMB1.3 million in depreciation and amortization of computers and software attributable to our advertising services to RMB5.7 million in 2003 from RMB7.0 million in 2002 as a result of the full depreciation of certain computer equipment in 2003.

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 25.2% to RMB37.0 million in 2003 from RMB29.5 million in 2002. This increase in cost of revenues in 2003 consisted primarily of RMB7.4 million in referral fees paid to third-party websites as part of the website unions. The referral program pursuant to which these payments were made commenced at the beginning of 2003, and no such referral payments were made in 2002. The program ended in June 2003. This increase was also due, in part, to increased SMS network transmission fees of RMB3.4 million due to the provision of free SMS messaging through our instant messaging service, POPO, in late 2003. These increases were partially offset by a decrease in depreciation and amortization of computers and software attributable to our wireless value-added and other fee-based premium services of RMB2.4 million to RMB6.3 million in 2003 from RMB8.7 million in 2002.

Gross Profit

As a result of the strong revenue growth in 2003, our gross profit increased by 205.9% to RMB456.7 million in 2003 from RMB149.3 million in 2002. The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated.

	For the Year Ended December 31,
	2002	2003
	RMB	RMB
Gross profit:
Online game services	19,670,242	172,210,217
Advertising services	5,876,481	55,751,057
Wireless value-added and other fee-based premium services	123,716,955	228,710,524

Total gross profit	149,263,678	456,671,798

Gross Margin:
Online game services	55.9%	89.2%
Advertising services	18.1%	66.9%
Wireless value-added and other fee-based premium services	80.7%	86.1%

Total gross margin	67.6%	84.2%

The increase in gross margin for online game services in 2003 was mainly due to the commercial launching of “Westward Journey Online II” in August 2002 and the increase in popularity of that game in 2003. The online game services revenue increased at a significantly faster rate than the increase in the cost of revenues.

The substantial increase in gross margin for advertising services was mainly due to an overall enhancement in economies of scale. The revenue from advertising services increased substantially in 2003, but the cost of revenue did not increase proportionately as a major portion of such costs are relatively fixed in nature.

The gross margin for our wireless value-added and other fee-based premium services increased due to enhanced economies of scale. However, such economies of scale were offset to a significant extent by our payment of substantial referral fees to third-party websites as part of the “website unions” until that program was terminated in June 2003. In addition, the increased SMS network transmission fees we incurred due to the temporary provision of free SMS messaging through our instant messaging service, POPO, in late 2003 also negatively affected the gross margin in 2003.

Operating Expenses

Total operating expenses decreased by 10.6% to RMB129.9 million in 2003 from RMB145.2 million in 2002. The decrease in 2003 was mainly due to a one-time provision for the class action settlement of RMB36.0 million in 2002. Excluding such one-time provision, total operating expenses were 18.9% higher in 2003 than in 2002. Operating expenses as a percentage of total revenue decreased from 62.4% in 2002 to 22.9% in 2003.

Selling and marketing expenses increased by 64.4% to RMB43.1 million in 2003 from RMB26.2 million in 2002 primarily due to the following reasons:

•	Increase in staff costs of approximately RMB8.9 million as a result of increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenue in 2003 when compared to 2002; and

•	Additional marketing and promotional events in 2003 when compared to 2002. This resulted in an increase in marketing spending of approximately RMB5.5 million

General and administrative expenses remained relatively stable between 2002 and 2003.

Research and development expenses increased 34.8% to RMB19.1 million in 2003 from RMB14.2 million in 2002. This increase was due to the following reasons:

•	Increase in research and development staff-related costs of RMB2.4 million stemming largely from the recruitment of programmers and technicians to assist in our online games business; and

•	Approximately RMB2.2 million in license fees in 2003 paid to a third-party vendor to license a 3-D game engine for the development of further online games. We did not incur such license fees in 2002.

Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. until January 1, 2004. Prior to January 1, 2004, NetEase.com, Inc. made corresponding bad debt provisions when those affiliated companies did so in their books of accounts.

As of December 31, 2003, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB82.0 million. After providing for doubtful accounts in the amount of RMB10.2 million, the net balance of accounts receivable was RMB71.8 million as of December 31, 2003. Of the RMB10.2 million allowance for doubtful accounts, RMB4.7 million and RMB5.5 million represented general and specific provisions, respectively.

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

Other Income (Expenses)

Other income and expenses in 2003 mainly consisted of interest income. Interest income increased to RMB11.3 million in 2003 from RMB7.6 million in 2002, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes issued in July 2003. Interest expense decreased to zero in 2003 from RMB1.4 million in 2002, as all our bank loans were repaid during 2002.

We recognized other net income of RMB5.4 million in 2003. This income primarily consisted of the write back of provisions for certain subscription receivable balances. The subscription receivable balances were related to certain loans to related parties under the family and friends program during our initial public offering in 1999. Full provision was made for such loans in 2001, but a portion of the loans was subsequently repaid in 2003. As a result, a portion of the provisions made in 2001 was reversed and recognized as other income in 2003.

Deferred Tax Valuation Allowance

For the year ended December 31, 2003, we considered all relevant factors that are material to our business, including positive indicators (such as improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued strong growth in the market for a portion of our services) and certain negative indicators (such as an increase in competition and our dependency on relationships with the mobile operators in China), and determined that it was more likely than not that we would be able to take advantage of all of our tax loss carryforwards from the prior fiscal years before their expiration. Accordingly, we decreased our deferred tax valuation allowance from RMB16.7 million to zero as of December 31, 2003.

Income Tax

Income tax increased to RMB21.1 million in 2003 from a credit of RMB2.4 million in 2002. The increase in 2003 was mainly due to an increase in revenues and taxable income in 2003, partially offset by an increase in deferred tax assets recognized in 2003 as compared to 2002. Our effective tax rate in 2003 was 6.1%.

Net Profit

As a result of the foregoing, net profit increased significantly to RMB322.9 million in 2003 from RMB16.3 million in 2002.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2004 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:

Online game services	111,389,272	139,458,471	169,832,982	208,255,497
Wireless value-added and other fee-based premium services	62,004,416	38,826,085	51,031,147	44,685,971
Advertising services	34,484,069	40,853,119	32,539,861	24,939,955

	207,877,757	219,137,675	253,403,990	277,881,423
Business tax	(11,304,182)	(12,410,057)	(14,825,004)	(16,163,775)

Net revenues	196,573,575	206,727,618	238,578,986	261,717,648

Cost of revenues:
Online game services	(15,100,851)	(17,254,130)	(19,263,623)	(23,010,912)
Wireless value-added and other fee-based premium services	(11,593,504)	(11,635,880)	(14,677,587)	(17,210,474)
Advertising services	(11,510,839)	(13,583,906)	(14,843,036)	(14,118,654)

Total cost of revenues	(38,205,194)	(42,473,916)	(48,784,246)	(54,030,040)

Gross profit	158,368,381	164,253,702	189,794,740	207,377,608

Operating expenses:
Selling and marketing expenses	(21,226,018)	(29,621,319)	(60,407,604)	(41,587,393)
General and administrative expenses	(22,128,436)	(25,597,031)	(28,577,672)	(25,327,931)
Research and development expenses	(7,202,306)	(8,426,551)	(8,570,850)	(10,163,099)

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Insurance claims settlement for the now-settled class action litigation	—	—	16,553,200	—

Total operating expenses	(50,556,760)	(63,644,901)	(81,002,926)	(77,078,423)

Operating profit	107,811,621	100,608,801	108,791,814	130,299,185

Other income (expenses):
Investment income	1,363,507	553,552	906,364	698,746
Interest income	3,782,606	4,837,105	5,875,131	7,838,669
Interest expenses	(931,171)	(1,034,531)	(846,210)	(1,065,217)
Other, net	1,800	551,000	—	(45,372)

Profit before tax	112,028,363	105,515,927	114,727,099	137,726,011

Income tax expenses	(8,116,327)	(7,223,334)	(5,666,455)	(7,570,603)

Net profit	103,912,036	98,292,593	109,060,644	130,155,408

B. Liquidity and Capital Resources

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB614.2 million (US$74.2 million), RMB373.7 million and RMB26.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. For the year ended December 31, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB441.4 million (US$53.3 million), adjusted for:

•	depreciation and amortization charges of RMB34.3 million (US$4.1 million),

•	an increase in provisions for doubtful debts of RMB8.0 million (US$1.0 million),

•	an increase in accounts payable and other liabilities totaling RMB112.8 million (US$13.6 million),

•	a decrease in accounts receivable of RMB7.6 million (US$0.9 million),

•	a decrease in prepayments and other current assets of RMB0.4 million (US$0.1 million) and

•	a decrease in deferred tax assets of RMB9.7 million (US$1.2 million).

For the year ended December 31, 2003, cash provided by operating activities consisted primarily of our operating profit of RMB322.9 million, adjusted for:

•	depreciation and amortization charges of RMB20.9 million,

•	an increase in provisions for doubtful debts of RMB3.6 million,

•	a decrease in the net amount due from related parties of RMB25.7 million, and

•	an increase in accounts payable and other liabilities totaling RMB13.5 million, offset in part by an increase in prepayments and other current assets of RMB5.8 million and an increase in deferred tax assets of RMB7.3 million.

For the year ended December 31, 2002, cash used in operating activities consisted primarily of our operating profit of RMB16.3 million, adjusted for:

•	depreciation charges of RMB21.8 million,

•	share compensation cost of RMB3.8 million,

•	a write down of software costs of RMB0.7 million,

•	an increase in provision for doubtful debts, taxes payable and other payables totaling RMB16.0 million, and

•	a decrease in prepayments and other assets of RMB3.8 million, offset in part by a decrease in accounts payable and accrued liabilities totaling RMB9.8 million, and an increase in net amounts due from related parties and deferred tax assets totaling RMB25.8 million.

Investing Activities

Cash provided by investing activities was RMB105.8 million (US$12.8 million) for the year ended December 31, 2004, cash used in investing activities was RMB360.3 million for the year ended December 31, 2003, and cash provided by investing activities was RMB42.7 million for the year ended December 31, 2002. For the year ended December 31, 2004, cash provided by investing activities mainly consisted of the decrease in held-to-maturity investments of RMB166.6 million (US$20.1 million), offset in part by the purchase of fixed assets of RMB60.1 million (US$7.3 million). For the year ended December 31, 2003, cash used in investing activities mainly consisted of the purchase of held-to-maturity investments of RMB332.1 million and fixed assets of RMB27.8 million. For the year ended December 31, 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments of RMB45.5 million and the disposal of convertible preference shares of RMB9.7 million, which was offset in part by the cash used in the purchase of fixed assets of RMB12.6 million.

Financing Activities

Cash provided by financing activities was RMB32.0 million (US$3.9 million) and RMB781.4 million for the years ended December 31, 2004 and 2003, and cash used in financing activities for the year ended December 31, 2002 was RMB78.1 million. For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million (US$3.7 million) and an increase in other long-term payables of RMB1.3 million (US$0.2 million). For the year ended December 31, 2003, cash provided by financing activities mainly consisted of the proceeds from the issuance of convertible notes of RMB827.7 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB15.1 million, which was offset in part by the use of cash for the repurchase of Series B preference shares issued in 2000 of RMB38.2 million. For the year ended December 31, 2002, cash used in financing activities mainly consisted of the repayment of bank loans of RMB84.0 million, which was offset in part by the partial collection of a subscription receivable for the Series B preference shares issued in 2000 of RMB2.0 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB3.9 million.

Although we have been profitable in the last two fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses and our general and administrative expenses have remained relatively high due primarily to staff costs, while our revenues from advertising and wireless value-added services has been uneven in the last several years. Further, although our revenue has grown significantly in the last two fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of December 31, 2004, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

C. Research and Development

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2002, 2003 and 2004, we spent RMB14.2 million, RMB19.1 million and RMB34.4 million (US$4.2 million), respectively, on research and development activities.

D. Trend Information

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•	We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games on a frequent basis and licensing games from third parties. In particular, the online game industry in China appears to be entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market during 2004 and thereafter. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

•	Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafés where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

•	The rapid expansion of the wireless value-added services market in China in recent years is expected by China’s Ministry of Information Industry and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.

•	In addition, as discussed above under “Revenue—Wireless Value-added and Other Fee-based Premium Services,” the mobile operators in China have recently begun more rigorously enforcing their policies than in the past and have adopted certain new policies, which have slowed the growth of our SMS business. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenues and profitability.

•	We expect that the wireless value-added services industry and customers’ preferences will continue to evolve rapidly, particularly as a result of the transition from SMS-based services to new services which are compatible with, and take full advantage of the capabilities of, next generation mobile technologies such as 2.5G, which has begun in China. We believe that the rapid evolution of this industry will require us to continue to devote significant resources to developing and deploying new wireless valued-added services.

•	If wireless value-added services which are compatible with next generation mobile technologies become popular in China, we believe that users will demand increasingly engaging and content-rich services. We anticipate that this transition, if it occurs, may increase competition among wireless value-added service providers in China for content and strategic partnerships, and may increase the prices we may have to pay for content.

•	The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

•	The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

•	A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase websites visible and prominent. For example, in 2004 we launched a new marketing campaign which focused on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

•	We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to our introduction of expanded storage capacity for our free e-mail service in the third quarter of 2004 and increasing bandwidth fees resulting from increased usage of the NetEase websites.

•	We expect that an increasing portion of our agreements with advertisers will provide that the advertiser will pay us only if the user performs a certain action, such as registering with the advertiser. Such performance-based payment arrangements may generate more or less revenues for us than advertising contracts which provide for a fixed fee to be paid in exchange for the posting of the advertisement for a specified period of time, depending on whether users actually perform the requisite actions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular Disclosure of Contractual Obligations

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2004 (in U.S. dollars):

	Long-term payables	Operating lease commitments	Server custody fee commitments	Capital commitments	Total
Less than one year	—	1,130,788	1,903,731	934,828	3,969,347
1 - 3 years	65,194	708,707	102,491	—	876,392
3 - 5 years	—	—	—	—	—
More than 5 years	1,354,437	—	—	—	1,354,437

Total	1,419,631	1,839,495	2,006,222	934,828	6,200,176

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

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-01; however, the disclosure requirements remain effective and have been adopted by our company (see Note 4 “Held-to-maturity investments” in the attached notes to our consolidated financial statements). We will evaluate the effect, if any, of EITF 03-01 when final guidance is released.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our financial statements for the fiscal year beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123, and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in Opinion 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are required to adopt SFAS 153 from the quarter ending September 30, 2005. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not believe that the adoption of SFAS No. 153 will have a material effect on our financial position, results of operation, or cash flow.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our directors, their ages as of May 31, 2005 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	33	Director and Chief Architect
Ted Sun	37	Director and Acting Chief Executive Officer
Denny Lee	37	Director and Chief Financial Officer
Michael Tong	34	Director and Chief Operating Officer
Donghua Ding (1)	67	Director
Ronald Lee	41	Director
Michael Leung (1)	51	Director
Joseph Tong (1)	42	Director

(1)	Member of the audit committee.

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

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Michael Tong became an Executive Director of our company in June 2003 and our Chief Operating Officer in July 2004. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute.

Donghua Ding has served as a director since June 2003. In 2002 and 2003, he served as an advisor to China Mobile (Shenzhen) Limited, a subsidiary of China Mobile (Hong Kong) Limited, the leading mobile operator in China and a listed company on the Stock Exchange of Hong Kong and the New York Stock Exchange. From 1997 until 2002, he served as a director and chief financial officer of China Mobile (Hong Kong) Limited where he was in charge of that company’s financial management. Mr. Ding was also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining China Mobile (Hong Kong) Limited, Mr. Ding was the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

Ronald Lee has served as a director since June 2002. He is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider established in November 1999. Prior to that, he was a corporate finance senior manager at Cable & Wireless HKT, where he worked from 1995 to 1999. Mr. Lee also worked for Royal Trust in Toronto and Hong Kong and Peregrine Capital Limited and Peregrine Direct Investment Limited in Hong Kong. Mr. Lee received his Master of Business Administration degree with specialization in accounting and finance from the University of Western Ontario in 1992 and his Bachelor of Science degree in Accounting and Finance from Georgetown University in 1987.

Michael Leung has served as a director since July 2002. Since November 2004, he has served as a director of AR Evans Capital Ltd., a Hong Kong-based investment bank, where he provides investment advisory services. From October 2001 until October 2004, Mr. Leung was a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung. From April 2002 until October 2004, he also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Prior to that, from November 1997 to October 1998, he was a Director of Warburg Dillon Read where he was involved in corporate finance activities in China. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded.

Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. He was also an Associate Director of Softbank China Venture Investments Limited from August 1999 to September 2000. In this position, he was primarily involved in identifying and evaluating potential venture capital investments, negotiating investment terms and structure and overseeing the businesses of portfolio companies. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B. Compensation

Compensation to our Directors

In 2004, we paid each of Michael Leung, Joseph Tong and Ronald Lee the amount of US$1,500 per month for their services as non-executive directors for a total of US$18,000 each. In addition, in 2004 we paid Mr. Donghua Ding US$3,300 per month for his services as a non-executive director for a total of US$39,600 and also paid US$8,595 for Chinese individual income taxes on his behalf. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2004. In 2004, we also granted stock options under our 2000 Stock Incentive Plan to our three executive directors, Ted Sun, Denny Lee and Michael Tong, as set forth in the table entitled “Option Grants in Last Fiscal Year” below.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We do not maintain any directors’ and officers’ liability insurance on behalf of our directors and officers.

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2002, 2003 and 2004 to our executive officers:

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)(1)	Securities Underlying Options (#)	All Other Compensation (US$)
Ted Sun Acting Chief Executive Officer and a Director	2004 2003 2002	240,000 232,230 299,035	(2) (2)	— 220,000 200,000	15,000,000 10,000,000 15,000,000	— 65,326 297,972	(3) (4)

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)(1)	Securities Underlying Options (#)	All Other Compensation (US$)
Denny Lee Chief Financial Officer and a Director	2004 2003 2002	247,032 206,750 201,149	(5) (6) (8)	190,000 160,000 80,000	15,000,000 8,000,000 10,000,000	— 14,668 94,358	(7) (9)

Michael Tong Chief Operating Officer and a Director	2004 2003 2002	204,754 110,523 —	(10) (11)	190,000 75,000 —	15,000,000 10,000,000 —	— — —

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period commencing in 2001. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2002 and 2003, we paid Mr. Sun US$73,035 and US$16,230 to purchase 11,250,000 and 2,500,000, respectively, of such shares in accordance with his subscription schedule. These cash amounts are included as salary for the respective year in which they were paid in the table above. In addition, the entries in this column for 2003 and 2002 also include Mr. Sun’s base salary and a housing allowance of US$18,767 and US$35,100 paid by our company on behalf of Mr. Sun in those years, respectively.
(3)	Represents payments for Chinese individual income taxes, which are borne by our company on behalf of Mr. Sun.
(4)	Represents payments for Chinese individual income taxes, which accrued in the year 2002 with respect to Mr. Sun’s compensation in that year and which our company paid in 2003 on his behalf.
(5)	Includes a housing allowance of US$29,232 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(6)	Includes a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(7)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Lee.
(8)	Includes a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(9)	Represents payments for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee’s compensation in that year and which our company paid in 2003 on his behalf.
(10)	Includes a housing allowance of US$12,754 paid by our company on behalf of Mr. Tong.
(11)	Includes a housing allowance of US$6,159 paid by our company on behalf of Mr. Tong.

Employment Agreements

We have entered into employment and related agreements with Ted Sun, Denny Lee and Michael Tong, as described below.

Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which originally provided for an annual salary of US$240,000. His annual salary was subsequently lowered to US$216,000 in June 2002. With effect from January 1, 2004, his annual salary was increased from US$216,000 to US$240,000. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and year-end performance bonuses of US$200,000 and US$220,000 in 2002 and 2003, respectively. He did not receive a bonus in 2004. Further, pursuant to his employment agreement, he received cash payments sufficient for him to purchase from us an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period ending in March 2003. Mr. Sun is also entitled to receive a housing allowance.

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

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2002, 2003 and 2004 were US$80,000, US$160,000 and US$190,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

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

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonus in 2003 and 2004 was US$75,000 and US$190,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

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

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during 2004:

	Individual Grants					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date
						5%		10%
Ted Sun	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211
Denny Lee	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211
Michael Tong	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211

(1)	Based on a total of 176,128,000 options granted to employees of NetEase in 2004, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
(3)	The potential realizable value is net of exercise price and is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or American Depositary Shares. Tax consequences relating to stock option transactions have not been taken into account.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during 2004. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2004, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2004.

	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 (US$) (2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ted Sun	6,600,000	2,988,480	2,500,000	22,500,000	1,048,000	6,580,500
Denny Lee	5,000,000	2,444,000	—	25,000,000	—	8,040,500
Michael Tong	2,500,000	586,220	—	22,500,000	—	5,500,500

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date. The tax consequences applicable to the option grantees arising as a result of the option exercises and sales have not been taken into account.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$52.92 per American Depositary Share on the Nasdaq Stock Market on December 31, 2004, less the exercise price of the applicable option.

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

During the year 2004, our board met in person or passed resolutions by unanimous written consent 12 times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on August 31, 2004.

Our board has one active committee, the audit committee. Messrs. Donghua Ding, Michael Leung and Joseph Tong are currently the members of the audit committee. Our board has also maintained a compensation committee, but as discussed below, that committee currently does not have the requisite number of members as required by its charter and has, therefore, been inactive. Our board does not have a nominating committee or a committee performing the functions of a nominating committee. However, our board intends to form a nominating committee on or before July 31, 2005 which is comprised only of directors who are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

In 2004, the audit committee met in person or passed resolutions by unanimous written consent four times. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The board of directors has further determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

We have not entered into any service contracts or other arrangements providing for benefits upon termination with our non-executive directors.

Compensation Committee Interlocks and Insider Participation

Our compensation committee has been inactive and held no meetings in 2004. Prior to it becoming inactive, the compensation committee’s functions were to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviewed bonus and stock compensation arrangements for all of our other employees. These duties have been performed by our full board of directors since the compensation committee became inactive (with executive directors abstaining from any decision that would affect them personally). However, our board intends to re-form its compensation committee on or before July 31, 2005 which is comprised only of directors who are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

D. Employees

At December 31, 2002, 2003 and 2004, we had 398, 620 and 1,314 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2004:

Accounting department	23
Administration	16
Advertising sales department	107
Business development	2
Content	194
Customer service	44
E-commerce	3
Human resources	6
Investor relations	2
Marketing	15
Online game department	395
Product quality control and promotion	10
Product development	217
Technology	48
Wireless department	221
Other	11

Total	1,314

In addition, at December 31, 2004, we had 352 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of May 31, 2005, 3,217,484,889 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1)	1,643,024,900	51.1%
c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086

Named Executive Officers and Directors (2)
Ted Sun	25,600,000	*
Denny Lee	1,020,000	*
Michael Tong (3)	2,500,000	*
Donghua Ding	—	—
Ronald Lee	—	—
Michael Leung	—	—
Joseph Tong	—	—
All current directors and executive officers as a group (8 persons) (4)	1,677,894,900	52.4%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Architect and a director.
(2)	The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086.
(3)	Represents shares subject to stock options exercisable within 60 days of May 31, 2005, which have an exercise price of US$0.254 per ordinary share and an expiration date of May 12, 2008.
(4)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 6,500,000 shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2005.

As of May 31, 2005, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of May 31, 2005, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 17,053,278 ADSs were outstanding, of which approximately 17,052,978 ADSs were held by 15 U.S. holders of record.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Beijing. Guangzhou NetEase, which is 90% owned by our founder, Chief Architect, majority shareholder and a director, William Ding, has received approval from MII and the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and NetEase Beijing entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, which are renewable for additional successive one-year terms, except for the Domain Names License Agreement between NetEase and Guangzhou NetEase which has a term of five years, the Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years, and the Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising and the Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, each of which has a term of ten years. In addition, the Voting Rights Trust Agreement among NetEase Beijing and William Ding and Bo Ding (William Ding’s brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

•	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

•	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing provides Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase pays monthly service fees to NetEase Beijing based on the actual operating circumstances of the parties. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou NetEase. NetEase Beijing and Guangzhou Interactive have agreed that NetEase Beijing may assign some or all of its rights and obligations under this agreement with respect to online game services to Guangzhou Interactive from time to time as the parties shall agree.

•	Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising. NetEase Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase websites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase websites, and NetEase Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to NetEase Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising’s advertising revenue, net of the related business tax and cultural development fee. NetEase Beijing may unilaterally adjust such fees. The initial term of this agreement is 10 years from February 3, 2000. NetEase Beijing and NetEase Shanghai have agreed that NetEase Beijing may assign some or all of its rights and obligations under this agreement to NetEase Shanghai from time to time as the parties shall agree.

•	Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•	Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou NetEase sells all of the banner space on the NetEase websites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee in the future. The initial term of this agreement is 10 years from February 3, 2000.

•	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Guangzhou NetEase has agreed to transfer its registered trademarks to NetEase Beijing.

•	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.

•	Operating Agreement among NetEase Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

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

•	Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Termination Agreements between NetEase Beijing and Guangzhou NetEase. NetEase Beijing and Guangzhou NetEase terminated previously existing contracts related to NetEase Beijing’s rights with respect to the operation of Guangzhou NetEase, the lease of equipment from NetEase Beijing to Guangzhou NetEase and the sublease of leased lines from NetEase Beijing to Guangzhou NetEase. Under the Termination Agreements, NetEase Beijing agrees to provide without charge to Guangzhou NetEase equipment related to the operation of Internet information services.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•	Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented on May 17, 2004 and July 20, 2004 to extend to the Ling Yi Guangzhou Interactive agreements described below.

In October 2003, we also established a new affiliated entity in China, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and we entered into a series of agreements with that entity on May 17, 2004, which are described below. Ling Yi has a license to provide Internet content, and it currently provides a small portion of our wireless value-added services, which constitutes an insignificant amount of our total revenue from wireless value-added services. We believe that the terms of each agreement with Ling Yi are no less favorable than the terms that we could obtain from disinterested third parties.

•	Domain Name License Agreement between NetEase and Ling Yi. Pursuant to this agreement, NetEase agreed to grant a non-exclusive license to Ling Yi to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase. This agreement has a term of five years, and will be automatically renewed for additional one year terms unless NetEase notifies Ling Yi that there will be no extension.

•	Web Page Layout Copyright License Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to grant a non-exclusive license to Ling Yi to use certain copyrights relating to the web pages of the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase Beijing. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to provide Ling Yi with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

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

•	Trademark License Agreement between NetEase Beijing and Ling Yi. NetEase Beijing granted Ling Yi a non-exclusive license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Agreement between NetEase Beijing and Ling Yi. NetEase Beijing agrees to pay the operating costs of Ling Yi.

In addition, our indirect wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, entered into a Technical Services Agreement with Guangzhou NetEase and a Consulting and Services Agreement with Guangyitong Advertising, in July 2004. Under the Technical Services Agreement, Guangzhou Interactive agreed to provide Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase has agreed to pay a monthly service fee to Guangzhou Interactive in accordance with a formula based on minimum average daily page views. Guangzhou Interactive may unilaterally adjust such fees following a review of Guangzhou NetEase’s operations. Under the Consulting and Services Agreement, Guangzhou Interactive provides Guangyitong Advertising with technical consulting and related services for advertisements published on the NetEase websites. Guangyitong Advertising pays fees to Guangzhou Interactive based on pageviews. Guangzhou Interactive may unilaterally adjust such fees. The initial terms of these two agreements is one year, and they are automatically renewable for additional one year terms, unless Guangzhou Interactive objects.

Share Transfers to Certain Senior Management Personnel and Key Employees. In January 2002 and January 2003, Shining Globe International Limited, which is 100% owned by William Ding, our founder, Chief Architect, majority shareholder and a director, transferred 4,609,000 and 4,609,000 shares, respectively, to certain employees. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

Our major shareholders do not have different voting rights than any of our other shareholders.

Loans and Advances. We have entered into loan agreements in 2000 with four related parties, Shi Qixiang, Lu Yong, Dong Peizhen and Li Ye who were business acquaintances of certain members of our company’s former management (including William

Lei Ding with respect to Shi Qixiang and Lu Yong), for the purpose of purchasing our ordinary shares. These loans were in the aggregate principal amount of approximately US$777,000, and were made in a single lump sum payment to each borrower. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of December 31, 2004, the principal amounts originally lent to Shi Qixiang and Lu Yong of approximately US$691,000 had been repaid. Although we have attempted to recover the remaining unpaid balances due from Dong Peizhen and Li Ye, we can provide no assurance that we will be able to recover such amounts because we are unable to locate these borrowers at this time.

Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main website and our corporate website and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. These fees were based on arms-length negotiations. Although we believe that BEENET has provided similar types of services to other companies, the projects BEENET performed for our company were of a highly customized nature to address our specific business needs. Accordingly, we have no basis to determine whether the fees we paid to BEENET were consistent with the fees it has received from other customers. In addition, BEENET entered into advertising contracts with us pursuant to which BEENET paid to us an aggregate of US$200,000. In addition, during the year ended December 31, 2004, our company engaged BEENET to revamp our corporate website for a total fee of US$32,000. During 2004, our company also engaged BEENET for the installation of video conferencing equipment for a total package price of US$3,211. The fees paid by BEENET for the foregoing services were based on arms-length negotiations.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

In January 2003, our affiliate, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, was named in a copyright infringement lawsuit in China in which the plaintiff claimed damages of US$1.0 million. In December 2004, we received notice from the relevant court advising us that the plaintiff had withdrawn the litigation and that the withdrawal had been approved by the court with all related court charges being borne by the plaintiff.

In addition, as previously disclosed by us, the staff of the U.S. Securities and Exchange Commission (SEC) has been conducting an investigation related to our restatement of our financial statements for the year ended December 31, 2000. We subsequently announced that we had received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against our company for alleged violations of the federal securities laws, which action we believe will be in connection with the circumstances relating to the restatement. We are still in discussions with the SEC about this matter.

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

	Sales Price
	High	Low
Annual highs and lows
2000 (June 30, 2000 through December 31, 2000)	$17.25	$2.75
2001 (January 1, 2001 through September 4, 2001)	$3.28	$0.52
2002	$13.74	$0.65
2003	$72.00	$10.10
2004	$58.38	$30.01

Quarterly highs and lows
First Quarter 2003	$17.90	$10.10
Second Quarter 2003	$37.35	$14.34
Third Quarter 2003	$69.20	$33.90
Fourth Quarter 2003	$72.00	$35.26
First Quarter 2004	$58.49	$37.13
Second Quarter 2004	$57.17	$35.72
Third Quarter 2004	$41.22	$28.15
Fourth Quarter 2004	$55.74	$36.90
First Quarter 2005	$53.80	$37.55

Monthly highs and lows
December 2004	$55.74	$48.58
January 2005	$53.80	$40.55
February 2005	$45.25	$37.55
March 2005	$48.97	$42.27
April 2005	$53.94	$46.74
May 2005	$52.50	$47.87

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

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2004 Revision), or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange

Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

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

In addition, pursuant to regulations recently promulgated by SAFE, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to such offshore parent companies and from paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation in respect of such PRC subsidiaries, if PRC shareholders with a direct or indirect stake in the offshore parent company fail to make the required SAFE registrations.

These new regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see “Risk Factors—Risks Related to Doing Business in China—The Chinese government has recently strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions” in Item 3 “Key Information”.

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

The determination that we were not a passive foreign investment company for 2004 is based on our conclusion that the income generated by the agreements between us and certain of our subsidiaries, on the one hand, and our affiliated Chinese entities, on the other hand, constitutes active income and on our valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the average of the quarterly selling prices of the shares for the relevant year and have made a number of assumptions regarding the amount of this value allocable to goodwill. While we believe our conclusions regarding the nature of our income and the approach to valuing our assets are reasonable, the relevant authorities in this area are unclear, and our determination is not binding on the Internal Revenue Service. Accordingly, we cannot assure you that our conclusion that we were not a passive foreign investment company for 2004 is correct, and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2005 taxable year. In addition, valuation of our assets at fair market value is permitted by the Code only so long as we are not a “controlled foreign corporation” under the Code. As approximately 50% of our ordinary shares is owned, indirectly, by William Ding, our ability to value our assets at fair market value in 2005 and subsequent years could be adversely affected if William Ding were a U.S. citizen or resident. William Ding has advised us that he is not a U.S. citizen or resident and that he has no present intention of becoming a U.S. citizen or resident.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Ted Sun, our Acting Chief Executive Officer, and Denny Lee, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the fiscal year covered by this annual report. They have concluded that such disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the course of its audit of our 2004 financial statements, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, our independent auditor, identified several areas of our internal controls relating to financial reporting matters that require improvement. These areas include hiring additional staff with U.S. GAAP experience and improving the controls and infrastructure of our computer systems, including our financial reporting systems. Our staff is working to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these requirements and are monitoring our program to make the required improvements.

Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2004, we continued the improvement of our internal controls and prepared for compliance with Section 404 of the Sarbanes-Oxley Act. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act and after the effectiveness of the same, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take correcting actions accordingly.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Joseph Tong qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company during 2003 and 2004.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2003 (1)	2004 (1)
Audit fees (2)	$280	$350
Audit-related fees (3)	290	150
Tax fees (4)	66	86
Others (5)	0	1
Total	$636	$587

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$42,000 in 2003 and US$56,000 in 2004.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 3.2 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.3	Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated May 1, 2003 (incorporated by reference to Exhibit 4.4 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.4	Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.5	Employment Agreement dated September 11, 2001 between NetEase.com, Inc. and Ted Sun (incorporated by reference to Exhibit 4.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission on June 21, 2002)

4.6	Employment Agreement dated June 25, 2003 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.7	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.8	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10	Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.11	Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement, each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.13	Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.14	Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.16 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.15	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.16	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.17	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.18	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20	Tenancy Agreement dated October 31, 2002 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Oriental Plaza Co., Ltd. (incorporated by reference to Exhibit 4.24 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.21	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.22	Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.23	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.24	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.25	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.26	Letter of Agreement dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.27	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.28	Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.29	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.33	Registration Rights Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC (incorporated by reference to Exhibit 4.3 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.34	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.35	Lease Contract dated November 25, 2003 between Beijing Qingyun International Research and Development Center (with supplemental agreement dated November 25, 2003) (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

4.36	Technical Services Agreement dated July 20, 2004 by and between Guangzhou NetEase Interactive Entertainment Limited and Guangzhou NetEase Computer System Co., Ltd.

4.37	Consulting and Services Agreement dated July 20, 2004 by and between Guangzhou NetEase Interactive Entertainment Limited and Beijing Guangyitong Advertising Co., Ltd.

4.38	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd.

4.39	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.

4.40	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.

4.41	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.

8.1	Subsidiaries of NetEase.com, Inc. (incorporated by reference to Exhibit 8.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

10.1	Purchase Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Public Accountants

15.3	Consent of Maples and Calder Asia

15.4	Consent of Commerce & Finance Law Office

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Denny Lee
Chief Financial Officer
Date:	June 27, 2005

NETEASE.COM, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statement Schedule I are the responsibility of NetEase.com, Inc.’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

April 27, 2005

Consolidated Balance Sheets

	Note	December 31, 2003	December 31, 2004	December 31, 2004
		RMB	RMB	US$
Assets
Current assets:
Cash		1,356,069,544	2,123,891,537	256,617,113
Held-to-maturity investments	4	332,093,546	165,532,000	20,000,242
Account receivable, net	7	—	56,304,762	6,802,968
Prepayments and other current assets	5	19,749,369	20,722,068	2,503,723
Due from related parties, net of allowance for doubtful accounts of RMB10,157,789 at December 31, 2003	6, 7	15,182,589	—	—
Deferred tax assets	10	9,669,543	—	—

Total current assets		1,732,764,591	2,366,450,367	285,924,046

Non-current assets:
Rental deposit		1,430,544	2,140,394	258,611
Property, equipment and software, net	8	40,410,264	77,303,013	9,340,061
Deferred assets	2(o)	12,086,693	4,246,624	513,094

Total non-current assets		53,927,501	83,690,031	10,111,766

Total assets		1,786,692,092	2,450,140,398	296,035,812

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable		10,738,090	19,344,096	2,337,232
Salary and welfare payable	9	17,405,624	36,283,138	4,383,875
Taxes payable	11	15,976,342	44,009,342	5,317,386
Deferred revenue	13	—	134,896,863	16,298,781
Accrued liabilities	12	11,698,761	22,961,861	2,774,344
Due to a related party, net	6, 7	21,947,411	—	—

Total current liabilities		77,766,228	257,495,300	31,111,618

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	14	827,670,000	827,650,000	100,000,000
Other long-term payable		231,449	11,749,578	1,419,631

Total long-term payable		827,901,449	839,399,578	101,419,631

Total liabilities		905,667,677	1,096,894,878	132,531,249

Commitments and contingencies	18
Shareholders’ equity: Ordinary shares,US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,184,167,189 shares issued and outstanding as of December 31, 2004	15	2,589,756	2,635,419	318,422
Additional paid-in capital	15	993,254,740	1,023,954,160	123,718,258
Statutory reserves	2(n)	33,699,834	90,882,108	10,980,742
Deferred compensation	16	(69,175)	(13,835)	(1,672)
Translation adjustments		210,838	210,838	25,474
Retained earnings/(Accumulated deficit)		(148,661,578)	235,576,830	28,463,339

Total shareholders’ equity		881,024,415	1,353,245,520	163,504,563

Total liabilities and shareholders’ equity		1,786,692,092	2,450,140,398	296,035,812

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Revenues:	19
Online game services		37,053,414	203,246,114	628,936,223	75,990,603
Advertising services		34,209,376	86,183,733	171,054,305	20,667,469
Wireless value-added and other fee-based premium services		161,305,678	279,659,170	158,310,317	19,127,689

		232,568,468	569,089,017	958,300,845	115,785,761
Business tax	10(b), 19	(11,627,216)	(26,954,502)	(54,703,018)	(6,609,439)

Net revenues	19	220,941,252	542,134,515	903,597,827	109,176,322

Cost of revenues	19	(71,677,574)	(85,462,717)	(183,803,395)	(22,207,865)

Gross profit		149,263,678	456,671,798	719,794,432	86,968,457

Operating expenses:
Selling and marketing expenses		(26,242,778)	(43,135,804)	(152,842,334)	(18,467,025)
General and administrative expenses		(68,064,835)	(67,634,599)	(101,631,070)	(12,279,474)
Research and development expenses		(14,184,724)	(19,120,827)	(34,362,806)	(4,151,852)
Asset impairment loss		(746,857)	—	—	—
Class action settlement		(36,005,385)	—	—	—
Insurance claims settlement for the now-settled class action litigation		—		16,553,200	2,000,024

Total operating expenses		(145,244,579)	(129,891,230)	(272,283,010)	(32,898,327)

Operating profit		4,019,099	326,780,568	447,511,422	54,070,130
Other income (expenses):
Investment income		—	538,278	3,522,169	425,563
Interest income		7,562,322	11,273,685	22,333,511	2,698,425
Interest expenses		(1,401,041)	—	(3,877,129)	(468,450)
Other, net		3,725,370	5,410,171	507,428	61,309

Profit before tax		13,905,750	344,002,702	469,997,401	56,786,977
Income tax benefit (expense)	10	2,395,888	(21,129,978)	(28,576,719)	(3,452,754)

Net profit		16,301,638	322,872,724	441,420,682	53,334,223

Other comprehensive income (loss)
Currency translation adjustments		11,583	(18,072)	—	—
Comprehensive income		16,313,221	322,854,652	441,420,682	53,334,223

Net earnings per share, basic	17	0.01	0.10	0.14	0.02

Net earnings per ADS, basic		0.53	10.34	14.10	1.70

Net earnings per share, diluted	2(m), 17	0.01	0.10	0.13	0.02

Net earnings per ADS, diluted		0.52	9.73	12.98	1.57

Weighted average number of ordinary shares outstanding, basic	17	3,051,395,100	3,122,257,952	3,157,841,781	3,157,841,781

Weighted average number of ADS outstanding, basic		30,513,951	31,222,580	31,578,418	31,578,418

Weighted average number of ordinary shares outstanding, diluted	2(m), 17	3,127,837,900	3,353,659,329	3,491,430,437	3,491,430,437

Weighted average number of ADS outstanding, diluted		31,278,379	33,536,593	34,914,304	34,914,304

Share compensation cost included in:
Cost of revenues	15, 16	(1,908,125)	—	—	—
Selling and marketing expenses		(239,021)	—	—	—
General and administrative expenses		(1,283,348)	(151,166)	(55,340)	(6,686)
Research and development expenses		(376,364)	(88,236)	—	—

		(3,806,858)	(239,402)	(55,340)	(6,686)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Retained Earnings/ (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2001	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	—	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	1,986,720	—	—	—	—	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 15)	11,250,000	9,315	(9,315)	—	604,729	—	—	—	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 15)	15,959,245	13,214	625,056	—	467,631	—	—	—	1,105,901
Ordinary shares issued upon exercise of employee stock options	48,778,100	40,388	3,847,031	—	—	—	—	—	3,887,419
Share compensation cost	—	—	298,753	—	1,797,475	—	—	—	2,096,228

Net profit	—	—	—	—	—	—	16,301,638	—	16,301,638
Translation adjustments	—	—	—	—	—	—	—	11,583	11,583

Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	—	(437,834,468)	228,910	581,023,752

Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (Note 15)	(27,142,000)	(22,891)	(71,248,494)	33,113,848	—	—	—	—	(38,157,537)
Ordinary shares issued to a senior officer of the Company as compensation (see Note 15)	2,500,000	2,070	(2,070)	—	134,060	—	—	—	134,060
Ordinary shares issued for services to be provided by certain employees (see Note 15)	853,952	707	(707)	—	88,236	—	—	—	88,236
Share compensation cost	—	—	—	—	111,856	—	—	—	111,856
Reversal of deferred compensation arising from options due to employee resignation	—	—	(166,162)	—	71,412	—	—	—	(94,750)
Appropriation to statutory reserves	—	—	—	—	—	33,699,834	(33,699,834)	—	—
Ordinary shares issued upon exercise of employee stock options	52,583,700	43,327	15,020,819	—	—	—	—	—	15,064,146

Net profit	—	—	—	—	—	—	322,872,724	—	322,872,724
Translation adjustments	—	—	—	—	—	—	—	(18,072)	(18,072)

Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415

Ordinary shares issued upon exercise of employee stock options	55,209,000	45,663	30,699,420	—	—	—	—	—	30,745,083
Share compensation cost	—	—	—	—	55,340	—	—	—	55,340
Appropriation to statutory reserves	—	—	—	—	—	57,182,274	(57,182,274)	—	—

Net profit	—	—	—	—	—	—	441,420,682	—	441,420,682

Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	16,301,638	322,872,724	441,420,682	53,334,223
Adjustments for:
Depreciation	21,797,267	17,429,212	26,452,040	3,196,042
Share compensation cost	3,806,858	239,402	55,340	6,686
Provision for doubtful debts	3,254,783	3,551,682	7,953,883	961,020
Amortization of issuance cost of convertible note	—	3,511,275	7,840,069	947,269
Write down of property, equipment and software	746,857	—	—	—
Decrease in accounts receivable	—	—	7,568,165	914,416
(Increase) decrease in prepayments and other current assets	3,025,673	(5,798,662)	423,383	51,155
(Increase) decrease in due from/to related parties	(23,413,088)	25,661,649	—	—
Decrease in deferred assets	783,352	—	—	—
(Increase) decrease in deferred tax assets	(2,395,888)	(7,273,655)	9,669,543	1,168,311
Increase (decrease) in accounts payable	(9,301,828)	3,288,082	6,009,418	726,082
Increase in salary and welfare payable	6,087,169	1,382,244	14,103,693	1,704,065
Increase in taxes payable	6,480,019	7,723,392	5,466,691	660,508
Increase (decrease) in deferred revenue	165,115	(165,115)	77,169,729	9,323,957
Increase (decrease) in accrued liabilities	(539,565)	1,300,376	10,021,222	1,210,804

Net cash provided by operating activities	26,798,362	373,722,606	614,153,858	74,204,538

Cash flows from investing activities:
(Increase) decrease in held-to-maturity investments	—	(332,093,546)	166,561,546	20,124,636
Decrease in temporary cash investments	45,521,300	—	—	—
Purchase of property, equipment and software	(12,567,218)	(27,824,900)	(60,142,252)	(7,266,630)
Proceeds from disposal of convertible preference shares	9,701,293	—	—	—
(Increase) decrease in non-current rental deposit	21,575	(364,632)	(584,810)	(70,659)

Net cash (used in) provided by investing activities	42,676,950	(360,283,078)	105,834,484	12,787,347

The	accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (Cont’d)

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayment of short-term bank loans	(84,000,000)	—	—	—
Proceeds from employees exercising stock options	3,887,419	15,064,146	30,745,083	3,714,745
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	1,986,720	—	—	—
Re-purchase of ordinary shares	—	(38,157,537)	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	827,670,000	—	—
Increase in other long-term payable	—	231,449	1,298,129	156,845
Payment for issuance cost of convertible notes	—	(23,437,986)	—	—

Net cash provided by (used in) financing activities	(78,125,861)	781,370,072	32,043,212	3,871,590

Effect of exchange rate changes on cash	11,583	(18,072)	—	—

Net increase (decrease) in cash	(8,638,966)	794,791,528	752,031,554	90,863,475

Decrease in restricted cash	89,100,143	1,208,305	—	—

Cash, beginning of year	479,608,534	560,069,711	1,371,859,983	165,753,638

Cash, end of year	560,069,711	1,356,069,544	2,123,891,537	256,617,113

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	—	20,793,510	24,374,799	2,945,061

Cash paid during the year for interest	1,057,225	—	—	—

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 15 and 16)	3,806,858	239,402	55,340	6,686

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2004, the Company had six wholly owned subsidiaries and three variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Details of the controlled entities and VIEs are described below:

Name	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Information Technology (Shanghai) Co., Ltd. (“NetEase Shanghai”)	Shanghai, China May 14, 2000

NetEase (U.S.) Inc. (“NetEase US”)	Delaware, United States of America September 10, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd.	Guangzhou, China December 8, 2003
VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Guangzhou Ling Yi Electronics Technology Ltd. (“Ling Yi”)	Guangzhou, China October 27, 2003

The Company has been listed on the Nasdaq National Market in the United States since July 2000.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added and other fee-based premium services in China. The details of the business are described in note 1(b) below.

1.	Organization and Nature of Operations (Cont’d)

(b)	Nature of operations

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2 (a) and 6) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its wholly owned subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs. Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Ling Yi is legally owned by three citizens of China: the principal shareholder of the Company, his brother and a former employee of the Group. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2.	Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs, except that the Company did not consolidate the VIEs prior to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions. Prior to the consolidation of the VIEs, the VIEs have adopted the same accounting policies as the ones adopted by the Company and its subsidiaries. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

2.	Principal Accounting Policies (Cont’d)

(a)	Basis of consolidation (cont’d)

According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies, namely Guangzhou NetEase and Guangyitong Advertising during the year ended December 31, 2004. Guangzhou NetEase and Guangyitong Advertising are considered to be VIEs of the Company. The Company has concluded it is the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company has prospectively consolidated these two VIEs in accordance with the transitional provisions of FIN 46 and FIN 46-R in the Company’s consolidated financial statements.

In addition, the Company has evaluated its relationship with Ling Yi based on the underlying contractual agreements and considered that the Company has the right to enjoy all residual benefits and effectively bear the risk of operating losses of Ling Yi. As a result, the Company has determined that it is the primary beneficiary of Ling Yi and accordingly, has consolidated the financial statements of Ling Yi from May 2004, the effective date of the aforesaid agreement.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China (“PRC Statutory Accounts”), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from grants of stock options and shares to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Tax effects related to the above adjustments; and

•	Consolidation of VIEs.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenues presented in consolidated statements of operations and comprehensive income represent online game services, advertising services and wireless value-added and other fee-based premium services revenue recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

Online game services and wireless value-added and other fee-based premium services

The Group currently provides its online game services and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi upon the adoption of FIN 46, the Group’s revenues from online game services and wireless value-added and other fee-based premium related services are derived from the agreements entered into between NetEase Beijing and Guangzhou Interactive, on the one hand and Guangzhou NetEase and Ling Yi, on the other hand. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees they are entitled to from the technical services provided to Guangzhou NetEase and Ling Yi such that all of the online game services and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi will fully accrue to NetEase Beijing and Guangzhou Interactive. Accordingly, NetEase Beijing and Guangzhou Interactive recognized revenues from online game related services and wireless value-added and other fee-based premium related services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the same revenue recognition policies adopted by the Group as described below.

(i) Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end customers who may use the points on such cards for online game services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group’s online game services. The Group effectively charges players according to their playtime of the Group’s online games.

(ii) Wireless value-added and other fee-based premium services

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is currently predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (cont’d)

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and premium electronic greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized by the Group on a straight-line basis over the period in which the services are provided.

Advertising services

The Group provides its advertising services through Guangyitong Advertising. As such, the Group’s revenues from advertising related services are derived from the agreements entered into between NetEase Beijing and Guangyitong Advertising. Such agreements allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Prior to the consolidation of Guangyitong Advertising upon adoption of FIN 46, the Group recognized revenues from advertising related services at the same time Guangyitong Advertising recognized its revenues based on the same revenue recognition policies adopted by the Group as described below.

The Group derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group’s obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into “cost per action” (“CPA”) advertising contracts whereby revenue is received by it when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. There was no revenue and expense recognized for such barter transactions for the years ended December 31, 2002, 2003 and 2004. During the years ended December 31, 2002, 2003 and 2004, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

2.	Principal Accounting Policies (Cont’d)

(d)	Cost of revenues

Costs of online game services, advertising services and wireless value-added and other fee-based premium services consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs, and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

(e)	Research and development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

(f)	Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2003 and 2004 are amounts denominated in United States dollars totaling US$103.3 million and US$125.7 million, respectively (equivalent to approximately RMB854.7 million and RMB1,040.3 million, respectively).

(g)	Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, held-to-maturity investments, accounts receivable, balances with related parties, investment in convertible preference shares, accounts payable and convertible notes payable. As of the balance sheet dates, their estimated fair value approximated their carrying values.

2.	Principal Accounting Policies (Cont’d)

(h)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers	3 years
Furniture and office equipment	5 years
Software	2-3 years
Vehicles	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets

(i)	Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB2.4 million, RMB3.8 million and RMB64.0 million during the years ended December 31, 2002, 2003 and 2004, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

2.	Principal Accounting Policies (Cont’d)

(k)	Stock-based compensation

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

Stock-based employee compensation cost of RMB3.8 million, RMB0.2 million and RMB0.1 million in 2002, 2003 and 2004, respectively, has been expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Net profit:
As reported	16,301,638	322,872,724	441,420,682
Add: Stock-based employee compensation expense included in the determination of net income as reported, net of tax	3,806,858	239,402	55,340
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(223,046)	(20,281,210)	(54,085,221)

Pro forma	19,885,450	302,830,916	387,390,801

Basic net earnings per ordinary share:
As reported	0.01	0.10	0.14
Pro forma	0.01	0.10	0.12
Diluted net earnings per ordinary share:
As reported	0.01	0.10	0.13
Pro forma	0.01	0.09	0.11

(l)	Income taxes

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

2.	Principal Accounting Policies (Cont’d)

(m)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

Net earnings per ADS has been computed by multiplying the net earnings per share by 100, which is the number of shares represented by each ADS.

When calculating the fully diluted earnings per ADS for the year ended December 31, 2004, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its Zero Coupon Convertible Subordinated Notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s ADS in December 2003 and December 2004 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per ADS for all prior periods presented were restated.

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

NetEase Shanghai has been in an accumulated loss position according to its PRC Statutory Accounts and no appropriations to statutory reserves have been made.

NetEase Beijing has made appropriations of approximately RMB22.4 million and RMB33.7 million for the years ended December 31, 2004 and 2003, respectively, to the general reserve.

2.	Principal Accounting Policies (Cont’d)

(n)	Statutory reserves (cont’d)

The year ended December 31, 2004 was the first year in which Guangzhou Interactive had cumulative retained earnings according to its PRC Statutory Accounts. Accordingly, an amount of approximately RMB34.7 million, representing 10% of the net profit, after recouping all losses carried forward, according to its PRC Statutory Accounts for the year ended December 31, 2004 was appropriated to the general reserve.

General reserve, upon certain approvals and subject to certain limitations, can be used to offset prior year losses, if any, and can also be converted into paid-in capital for PRC legal purposes.

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

(q)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(r)	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 19 for details on the Group’s business segments).

(s)	Recent accounting pronouncements

In March 2004, the FASB issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-01; however, the disclosure requirements remain effective and have been adopted by the Company (see Note 4 Held-to-maturity investments). The Company will evaluate the effect, if any, of EITF 03-01 when final guidance is released.

2.	Principal Accounting Policies (Cont’d)

(s)	Recent accounting pronouncements (cont’d)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123, and it expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, and amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in Opinion 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is required to adopt SFAS 153 from its interim three-month period ending September 30, 2005. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not believe that the adoption of SFAS 153 has a material effect on financial position, results of operation, or cash flow.

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

3.	Concentrations (Cont’d)

(b)	Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(c)	Credit risk

The Group is principally developing and providing a range of Internet-related services including online game services, wireless value-added and other related services and advertising services in China. The Group generally does not require collateral for its accounts receivable.

4.	Held-to-Maturity Investments

Held-to-maturity investments represent investments in Federal Home Loan debt securities with maturity dates in 2005.

5.	Prepayments and Other Current Assets

	December 31, 2003	December 31, 2004
	RMB	RMB
Deferred issuance costs of convertible notes	7,840,018	7,839,923
Prepayments	5,215,394	5,127,114
Interest receivable	1,931,777	3,314,839
Employee advances	1,291,741	2,502,632
Low-value consumables	1,463,523	1,232,163
Rental deposits	435,789	568,320
Other	1,571,127	137,077

	19,749,369	20,722,068

6.	Related Party Transactions

Prior to the consolidation of Guangzhou NetEase and Guangyitong Advertising upon the adoption of FIN 46 in 2004, the transactions and balances with these two companies were regarded as related party transactions and disclosed as below.

During the years ended December 31, 2002 and 2003, the Group derived approximately RMB34.2 million and RMB86.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 2002 and 2003, the Group derived approximately RMB197.4 million and RMB482.7 million, respectively, of online game and wireless value-added and other fee-based premium services revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

6.	Related Party Transactions (Cont’d)

During the years ended December 31, 2002 and 2003, the Group reimbursed Guangzhou NetEase a total of approximately RMB29.6 million and RMB54.6 million, respectively, for the costs of revenue and operating expenses associated with the NetEase websites.

Due from related parties mainly represents amounts receivable from Guangyitong Advertising and/or Guangzhou NetEase for services performed in the normal course of business. Due to a related party mainly represents amounts received in advance from Guangzhou NetEase for services to be performed, primarily in relation to online game services. The balances with these two entities were unsecured, interest-free and repayable on demand.

In addition, in January 2001, the Group advanced RMB1.9 million to Mr. William Ding, the principal shareholder of the Company. The advance bore an annual interest rate of 6% compounded annually and was repayable by monthly installments with the entire amount repayable by November 2006. The advance was repaid in full in 2003.

In June 2000, the Group advanced RMB2.0 million to an employee who is a relative of the principal shareholder. The advance bore an annual interest rate of 5% and was repayable one year from the date of advance. The advance was in default in June 2001, thus a full provision was made during the year ended December 31, 2001. However, the amount was subsequently repaid in 2003. As such, the provision was reversed during the year ended December 31, 2002.

As of December 31, 2002 and 2003, the amounts due from related parties included amounts denominated in US dollars of US$0.2 million (equivalent to approximately RMB1.3 million) and US$ nil, respectively. All other related party balances are denominated in RMB.

7.	Allowance for Doubtful Accounts

Movements of the allowance for doubtful accounts for the years ended December 31, 2003 and 2004 were as follows:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2003	8,703,307	3,551,682	2,097,200	10,157,789
2004	10,157,789	7,953,883	—	18,111,672

Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising in January 2004, amounts due from/ to these two related parties were eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and taxes payable and others, and a corresponding elimination of the due to and duefrom related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due from and due to related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and taxes payable and others on the balance sheet of the VIEs as of that date:

7.	Allowance for Doubtful Accounts (Cont’d)

December 31, 2003
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Taxes payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

8.	Property, Equipment and Software

	December 31, 2003	December 31, 2004
Computers	73,926,310	114,996,152
Furniture and office equipment	2,892,207	4,694,747
Software	20,398,009	36,472,644
Vehicles	358,705	553,992
Leasehold improvements	8,588,410	13,892,804

	106,163,641	170,610,339
Less: Accumulated depreciation	(65,753,377)	(93,307,326)

Net book value	40,410,264	77,303,013

9.	Employee Benefits

The full-time employees of those entities within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies and unemployment insurance, etc. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB6.4 million, RMB2.9 million and RMB14.1 million for the years ended December 31, 2002, 2003 and 2004, respectively. These entities are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2002, 2003 and 2004 amounted to approximately RMB3.4 million, RMB5.0 million and RMB12.8 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

10.	Taxation

(a)	Income taxes

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

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed or will enjoy a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005.

The combined effects of EIT exemption and reduction available to NetEase Beijing during the years ended December 31, 2002, 2003 and 2004 are as follows:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Aggregate amount	—	96,572,356	62,257,470

Earnings per share effect, basic	—	0.03	0.02

The preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Guangzhou Interactive was recognized as a “New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou TianHe State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in December 2004, Guangzhou Interactive was recognized as a “High Technology Enterprise” and is entitled to a reduced EIT rate of 15% and a local tax of 3% from 2005 onwards, which is subject to the annual examination by the relevant tax authorities for compliance with the “High Technology Enterprise” status.

10.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

NetEase Shanghai, Guangzhou NetEase and Guangyitong Advertising are all subject to EIT at the rate of 30% plus a local tax of 3%.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,
	2002	2003	2004
EIT statutory rate	33.0%	33.0%	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT) purposes)
– Professional fees	42.0%	1.0%	1.0%
– Salaries of the Company’s senior officers	40.8%	1.3%	1.4%
– Class action settlement	87.7%	—	—
– Depreciation	32.7%	0.9%	0.3%
– Revenue sharing expenses	—	0.5%	0.8%
– Issuance cost of convertible notes	—	0.3%	0.6%
– Advertising	9.8%	—	—
– Technical services	13.0%	—	—
– Traveling expenses	—	0.1%	0.1%
– Share compensation costs	9.0%	—	—
– Other	14.7%	2.0%	1.1%
Effect of lower tax rate applicable to new and high technology enterprises	(168.9)%	(19.8)%	(9.4)%
Effect of tax holidays applicable to new and high technology enterprises	(140.8)%	(8.3)%	(20.7)%
Additional (reversal of) valuation allowance on tax loss carryforwards	9.8%	(4.9)%	(2.1)%

Effective EIT rate	(17.2%)	6.1%	6.1%

As of December 31, 2003 and 2004, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2003	December 31, 2004
	RMB	RMB
Loss carryforwards	9,669,543	—
Valuation allowance	—	—

Net deferred tax assets – current – non-current	9,669,543 —	— —

The loss carryforwards were fully utilized during the year ended December 31, 2004.

10.	Taxation (Cont’d)

(b)	Business tax (“BT”) and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group’s revenues is generally 3% to 5%.

11.	Taxes Payable

	December 31, 2003	December 31, 2004
	RMB	RMB
BT	4,440,053	29,494,102
Individual income taxes for employees	2,490,511	6,252,987
Enterprise income taxes	7,610,123	6,211,894
Other	1,435,655	2,050,359

	15,976,342	44,009,342

12.	Accrued Liabilities

	December 31, 2003	December 31, 2004
	RMB	RMB
Advertising expenses	669,935	5,878,580
Content fees	610,889	975,443
Professional fees	5,748,950	5,508,539
Server custody fees	715,131	2,072,696
Interest on convertible notes	—	2,977,272
Accrued revenue sharing	—	4,616,072
Other	3,953,856	933,259

	11,698,761	22,961,861

13.	Deferred revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

14.	Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

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

In addition, the Company provided two newly hired members of senior management of the Company with 12,322,868 ordinary shares in the Company over a period of 7 months in 2002. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement was recognized as deferred compensation and was amortized over the related vesting periods.

15.	Capital Structure (Cont’d)

(b)	Convertible preference shares

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

In March 2000, the Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million on NetEase websites from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties. Subsequently, in March 2003, the Company entered into a supplemental agreement with the shareholder such that the shareholder was obligated to spend the then remaining advertising spending of US$4.0 million on NetEase websites by March 28, 2004. All other aspects of the strategic co-operation agreement were terminated in March 2003.

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

On July 4, 2003, the Company entered into an agreement with the shareholder to repurchase 27,142,000 ordinary shares in the Company held by the shareholder. Under the agreement, the Group paid the shareholder a net aggregate amount of approximately US$4.6 million and the obligation of the shareholder to make advertising spending on the NetEase websites described above was waived. As a result of such transaction, the subscriptions receivable from the shareholder were effectively collected and the respective additional paid-in capital was reduced. Moreover, in accordance with the agreement, the Group was entitled to use approximately US$2.0 million worth of advertising on certain media properties of the shareholder at no additional cost until March 28, 2004 or such other date as the parties shall agree. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. The amount had been fully used by the Company.

16.	Stock Options

(a)	Stock option plans

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

According to resolutions of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

(b)	Deferred compensation costs

In 2004, RMB0.1 million (2002: RMB2.1 million; 2003: RMB0.2 million) of the deferred compensation costs were amortized and charged to expense and RMB nil (2002: RMB0.1 million; 2003: RMB0.1 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

The following table presents a summary of the Company’s stock options outstanding at and stock option activities during the years ended December 31, 2002, 2003 and 2004.

16.	Stock Options (Cont’d)

(a)	Stock option plans (cont’d)

	Employees	Senior Management	Director and consultants	Advisory Board	Total	Weighted average exercise price
						US$
Number of ordinary shares issuable upon exercise of stock options
Outstanding at January 1, 2002	41,743,000	91,787,000	1,900,000	1,000,000	136,430,000	0.074
Granted during the year	51,510,000	59,000,000	—	—	110,510,000	0.008
Exercised during the year	(6,241,200)	(42,536,900)	—	—	(48,778,100)	0.010
Cancelled during the year	(11,635,000)	(59,250,100)	—	(1,000,000)	(71,885,100)	0.096

Outstanding at December 31, 2002	75,376,800	49,000,000	1,900,000	—	126,276,800	0.028

Outstanding at January 1, 2003	75,376,800	49,000,000	1,900,000	—	126,276,800	0.028
Granted during the year	62,750,000	47,200,000	1,450,000	—	111,400,000	0.128
Exercised during the year	(32,783,700)	(19,200,000)	(600,000)	—	(52,583,700)	0.035
Cancelled during the year	(7,924,800)	(7,000,000)	—	—	(14,924,800)	0.026

Outstanding at December 31, 2003	97,418,300	70,000,000	2,750,000	—	170,168,300	0.092

Outstanding at January 1, 2004	97,418,300	70,000,000	2,750,000	—	170,168,300	0.092
Granted during the year	118,088,000	58,400,000	—	—	176,488,000	0.300
Exercised during the year	(33,796,500)	(20,500,000)	(912,500)	—	(55,209,000)	0.067
Cancelled during the year	(8,529,300)	(5,400,000)	—	—	(13,929,300)	0.144

Outstanding at December 31, 2004	173,180,500	102,500,000	1,837,500	—	277,518,000	0.226

16.	Stock Options (Cont’d)

(a)	Stock option plans (cont’d)

As of December 31, 2004, options to purchase 14,340,100 ordinary shares were exercisable. Under the stock option plans, options to purchase 71,913,124 ordinary shares were available for future grant. Prior to the Company’s Initial public offering in 2000, the fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares and consideration of significant milestones achieved by the Group and other market considerations. After such initial public offering, the fair value was determined based on the market price of the Company’s shares on the Nasdaq National Markets. Options outstanding and exercisable by price range as of December 31, 2004 were as follows:

	Options Outstanding at December 31, 2004			Options Exercisable at December 31, 2004
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		Years	US$		US$
US$0.007 – US$0.009	14,852,000	2.09	0.007	2,696,000	0.007
US$0.012 – US$0.015	2,716,000	3.49	0.015	1,100,000	0.015
US$0.021	1,240,000	2.41	0.021	240,000	0.021
US$0.022	3,552,400	2.08	0.022	578,000	0.022
US$0.070 – US$0.075	2,000,000	1.67	0.075	2,000,000	0.075
US$0.100	1,154,000	1.14	0.100	1,094,000	0.100
US$0.102	7,500	3.17	0.102	—	—
US$0.110	69,443,600	3.17	0.110	6,376,100	0.110
US$0.122	7,500	3.17	0.122	—	—
US$0.135	345,000	3.21	0.135	—	—
US$0.155 – US$0.156	156,000	1.37	0.156	156,000	0.156
US$0.254	7,500,000	3.33	0.254	—	—
US$0.300	170,394,000	4.71	0.300	—	—
US$0.320	3,000,000	4.63	0.320	—	—
US$0.406	750,000	3.88	0.406	—	—
US$0.679	400,000	3.75	0.679	100,000	0.679

	277,518,000	4.05	0.226	14,340,100	0.085

16.	Stock Options (Cont’d)

(a)	Stock option plans (cont’d)

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2002	2003	2004
Risk free interest rate	2.91%	2.79%	3.45%
Expected life (in years)	5	5	5
Expected dividend yield	0%	0%	0%
Volatility	104% - 108%	103% - 111%	98% - 99%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.008	0.128	0.300

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2002, 2003 and 2004:

	For the year ended December 31,
	2002	2003	2004
Numerator:
Net profit attributable to ordinary shareholders	16,301,638	322,872,724	441,420,682

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,051,395,100	3,122,257,952	3,157,841,781
Dilutive effect of employee stock options and convertible notes	76,442,800	231,401,377	333,588,656
Weighted average number of ordinary shares outstanding, diluted	3,127,837,900	3,353,659,329	3,491,430,437

Anti-dilutive effect of stock options	24,972,000	1,400,000	—

Net earnings per share, basic	RMB 0.01	RMB 0.10	RMB 0.14

Net earnings per share, diluted	RMB 0.01	RMB 0.10	RMB 0.13

18.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2004, future minimum lease and capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Total
2005	9,358,964	15,756,227	7,737,102	32,852,293
2006	5,437,439	707,767	—	6,145,206
2007	428,176	140,500	—	568,676
Beyond 2007	—	—	—	—

	15,224,579	16,604,494	7,737,102	39,566,175

In the years ended December 31, 2002, 2003 and 2004, the Company incurred rental expenses in the amounts of approximately RMB7.4 million, RMB6.7 million and RMB8.4 million, respectively. Capital commitments as at December 31, 2004 represented capital commitments contracted but not provided for in the financial statements.

(b)	Litigation

•	Copyright Infringement Lawsuit

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China in which the plaintiffs claimed damages of US$1.0 million. In December 2004, Guangzhou NetEase received notice from the relevant court advising it that the plaintiff had withdrawn the litigation and that the withdrawal had been approved by the court with all related court charges being borne by the plaintiff.

•	Wells Notice

As previously disclosed by the Company, the staff of the U.S. Securities and Exchange Commission (“SEC”) has been conducting an investigation related to the Company’s restatement of its financial statements for the year ended December 31, 2000. The Company subsequently announced that it received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against the Company for alleged violations of the federal securities laws, which action the Company believes will be in connection with the circumstances relating to the restatement. The Company is still in discussions with the SEC.

19.	Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. Accordingly, the Group has restated its 2002 segment disclosures to conform with the change in segments that occurred in the third quarter of 2003. The following are the breakdowns of revenue for the years ended December 31, 2002, 2003 and 2004 and cost of revenue for the years ended December 31, 2002, 2003 and 2004. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

The Group’s “total revenues” as previously reported in its financial statements for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of VIEs) is equivalent to the Group’s “total net revenues” as reported in its financial statements for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both “total revenues” in 2002 and 2003 and “total net revenues” in 2004 represent gross revenue receivable from final customers, net of business tax payable by the VIEs.

19.	Segment Information (Cont’d)

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Total revenues:
Online game services	37,053,414	203,246,114	628,936,223
Advertising services	34,209,376	86,183,733	171,054,305
Wireless value-added and other fee-based premium services	161,305,678	279,659,170	158,310,317

Total revenues	232,568,468	569,089,017	958,300,845

Business tax (Note a):
Online game services	(1,852,671)	(10,162,395)	(34,591,492)
Advertising services	(1,710,469)	(2,809,238)	(14,539,615)
Wireless value-added and other fee-based premium services	(8,064,076)	(13,982,869)	(5,571,911)

Total sales taxes	(11,627,216)	(26,954,502)	(54,703,018)

Net revenues:
Online game services	35,200,743	193,083,719	594,344,731
Advertising services	32,498,907	83,374,495	156,514,690
Wireless value-added and other fee-based premium services	153,241,602	265,676,301	152,738,406

Total net revenues	220,941,252	542,134,515	903,597,827

Cost of revenues:
Online game services	(15,530,501)	(20,873,502)	(74,629,515)
Advertising services	(26,622,426)	(27,623,438)	(54,056,435)
Wireless value-added and other fee-based premium services	(29,524,647)	(36,965,777)	(55,117,445)

Total cost of revenues	(71,677,574)	(85,462,717)	(183,803,395)

Gross profit:
Online game services	19,670,242	172,210,217	519,715,216
Advertising services	5,876,481	55,751,057	102,458,255
Wireless value-added and other fee-based premium services	123,716,955	228,710,524	97,620,961

Total gross profit	149,263,678	456,671,798	719,794,432

Share compensation cost included in cost of revenue by segments:
Online game services	—	—	—
Advertising services	—	—	—
Wireless value-added and other fee-based premium services	1,908,125	—	—

	1,908,125	—	—

19.	Segment Information (Cont’d)

Note a: The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements since January 1, 2004. The Company and its subsidiaries are effectively providing their services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable (Note I) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable (Note II) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note I:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the years ended December 31, 2002 and 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB14,623,491 and RMB30,036,513, respectively, segmentally analyzed as below:

	2002	2003
	RMB	RMB
Business tax:
Online game services	(2,156,548)	(11,829,265)
Advertising services	(3,177,920)	(8,045,323)
Wireless value-added and other fee-based premium services	(9,289,023)	(10,161,925)

	(14,623,491)	(30,036,513)

Note II:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the year ended December 31, 2004 amounted to RMB43,833,162, segmentally analyzed as below:

2004
RMB
Business tax:
Online game services	(29,717,237)
Advertising services	(7,118,999)
Wireless value-added and other fee-based premium services	(6,996,926)

(43,833,162)

Condensed Balance Sheets

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
Assets

Current assets:
Cash	828,992,541	1,009,444,911	121,965,192
Held-to-maturity investments	332,093,546	165,532,000	20,000,242
Prepayments and other current assets	9,024,491	9,787,195	1,182,528

Total current assets	1,170,110,578	1,184,764,106	143,147,962

Non-current assets:
Investment in subsidiaries	540,769,793	1,009,839,517	122,012,870
Deferred assets	12,086,693	4,246,624	513,094

Total assets	1,722,967,064	2,198,850,247	265,673,926

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	3,638,388	5,165,366	624,101
Salary and welfare payable	4,059,708	4,830,836	583,681
Taxes payable	760,040	253,911	30,679
Accrued liabilities	5,814,513	7,704,614	930,902

Total current liabilities	14,272,649	17,954,727	2,169,363

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	827,670,000	827,650,000	100,000,000

Total long-term liabilities	827,670,000	827,650,000	100,000,000

Total liabilities	841,942,649	845,604,727	102,169,363

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003 and 3,184,167,189 shares issued and outstanding as of December 31, 2004	2,589,756	2,635,419	318,422
Additional paid-in capital	993,254,740	1,023,954,160	123,718,258
Less: Subscriptions receivable	—	—	—
Deferred compensation	(69,175)	(13,835)	(1,672)
Translation adjustments	210,838	210,838	25,474
Retained earnings/(Accumulated deficit)	(114,961,744)	326,458,938	39,444,081

Total shareholders’ equity	881,024,415	1,353,245,520	163,504,563

Total liabilities and shareholders’ equity	1,722,967,064	2,198,850,247	265,673,926

Condensed Statements of Operations

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	(39,732,955)	(31,598,423)	(37,089,290)	(4,481,276)
Research and development expenses	(773,660)	(336,530)	(82,107)	(9,920)
Class action settlement	(36,005,385)	—	16,553,200	2,000,024

Total operating expenses	(76,512,000)	(31,934,953)	(20,618,197)	(2,491,172)

Operating loss	(76,512,000)	(31,934,953)	(20,618,197)	(2,491,172)
Equity in profit of subsidiary companies, net	86,336,353	341,572,867	451,254,979	54,522,441
Other income:
Investment income	—	538,278	3,480,168	420,488
Interest income	6,477,285	6,979,497	7,303,732	882,466
Other, net	—	5,717,035	—	—

Profit before tax	16,301,638	322,872,724	441,420,682	53,334,223
Income tax expense	—	—	—	—

Net profit	16,301,638	322,872,724	441,420,682	53,334,223

Condensed Statements of Cash Flows

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net cash used in operating activities	(162,105,740)	(4,468,154)	(16,854,258)	(2,036,400)

Cash flows from investing activities
Decrease (Increase) in held-to-maturity investments	—	(332,093,546)	166,561,546	20,124,636

Net cash provided by (used in) investing activities	—	(332,093,546)	166,561,546	20,124,636

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee stock options	3,887,419	15,064,146	30,745,083	3,714,745
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	1,986,720	—	—	—
Re-purchase of ordinary shares	—	(38,157,537)	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	827,670,000	—	—
Payment for issuance cost of convertible notes	—	(23,437,986)	—	—

Net cash provided by financing activities	5,874,139	781,138,623	30,745,083	3,714,745

Effect of exchange rate changes on cash	11,583	(18,072)	—	—

Net increase (decrease) in cash	(156,220,018)	444,558,851	180,452,371	21,802,981

Cash, beginning of the year	540,653,708	384,433,690	828,992,540	100,162,211

Cash, end of the year	384,433,690	828,992,541	1,009,444,911	121,965,192

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

The Company did not have any significant commitment as at December 31, 2003 and 2004.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004, or at any other certain date.