Form 20-F
period 2005-12-31
NETEASE.COM, INC.
filed 2006-06-29
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30666

NETEASE.COM, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered :

American Depositary Shares, each representing 25 ordinary shares, par value US$0.0001 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,263,526,525 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005. Effective from March 27, 2006, we changed our American Depositary Receipt, or ADR, to ordinary share ratio from one ADR for every 100 of our ordinary shares to one ADR for every 25 ordinary shares. The data regarding our ADRs included in this annual report, including our financial information, has been retroactively restated to reflect this change.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

•	the risk that the online game market will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games do not become as popular as management anticipates;

•	the risk of changes in Chinese government regulation of the online game market that limit future growth of our revenue or causes revenue to decline;

•	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;

•	the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition;

•	the risk that we will not be able to control our expenses in future periods;

•	the impact of any future public health problem in China, including avian influenza or severe acute respiratory syndrome, or SARS;

•	governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace;

•	the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results;

•	the risk that current or future appointees to management are not effective in their respective positions; and

•	other risks outlined in our filings with the Securities and Exchange Commission.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 has also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Statement of Operations Data:
Revenues:
Online game services	—	37,053,414	203,246,114	628,936,223	1,379,475,803	170,934,525

Advertising services	14,163,952	34,209,376	86,183,733	171,054,305	241,200,444	29,887,790
Wireless value-added and others	14,136,369	161,305,678	279,659,170	158,310,317	73,742,136	9,137,585

Total revenues	28,300,321	232,568,468	569,089,017	958,300,845	1,694,418,383	209,959,900

Business tax (Note 2)	(2,274,784)	(11,627,216)	(26,954,502)	(54,703,018)	(82,054,902)	(10,167,642)

Net revenues	26,025,537	220,941,252	542,134,515	903,597,827	1,612,363,481	199,792,258

Cost of revenues:
Online game services	(Note 3)	(15,530,501)	(20,873,502)	(74,629,515)	(137,301,493)	(17,013,394)
Advertising services	(Note 3)	(26,622,426)	(27,623,438)	(54,056,435)	(78,589,395)	(9,738,221)
Wireless value-added and others	(Note 3)	(29,524,647)	(36,965,777)	(55,117,445)	(59,346,085)	(7,353,732)

Total cost of revenues	(60,058,488)	(71,677,574)	(85,462,717)	(183,803,395)	(275,236,973)	(34,105,347)

Gross profit (loss on revenues)	(34,032,951)	149,263,678	456,671,798	719,794,432	1,337,126,508	165,686,911
Operating expenses:
Selling and marketing expenses	(47,731,357)	(26,242,778)	(43,135,804)	(152,842,334)	(152,192,422)	(18,858,569)
General and administrative expenses	(134,033,690)	(68,064,835)	(67,634,599)	(101,631,070)	(117,942,605)	(14,614,583)
Research and development expenses	(13,322,789)	(14,184,724)	(19,120,827)	(34,362,806)	(90,170,092)	(11,173,216)
Asset impairment loss	(2,766,543)	(746,857)	—	—	—	—

Class action settlement	—	(36,005,385)	—	—	—	—

Insurance claims settlement for the now-settled class action litigation	—	—	—	16,553,200	—	—

Total operating expenses	(197,854,379)	(145,244,579)	(129,891,230)	(272,283,010)	(360,305,119)	(44,646,368)

Operating profit (loss)	(231,887,330)	4,019,099	326,780,568	447,511,422	976,821,389	121,040,543
Other income (expenses):

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Investments impairment loss	(8,924,381)	—	—	—	—	—

Investment income	—	—	538,278	3,522,169	1,301,975	161,331

Interest income	17,571,187	7,562,322	11,273,685	22,333,511	58,070,148	7,195,627

Interest expenses	(9,882,874)	(1,401,041)	—	(3,877,129)	(344,859)	(42,732)

Exchange loss	—	—	—	—	(8,360,834)	(1,036,013)

Other, net	(40,516)	3,725,370	5,410,171	507,428	(540,628)	(66,991)

Profit (loss) before tax	(233,163,914)	13,905,750	344,002,702	469,997,401	1,026,947,191	127,251,765
Income tax benefit (expense)	—	2,395,888	(21,129,978)	(28,576,719)	(94,957,022)	(11,766,378)

Net profit (loss)	(233,163,914)	16,301,638	322,872,724	441,420,682	931,990,169	115,485,387

Net earnings (loss) per ordinary share, basic	(0.08)	0.01	0.10	0.14	0.29	0.04

Net earnings (loss) per ordinary share, diluted	(0.08)	0.01	0.10	0.13	0.26	0.03

Net earnings (loss) per ADS, basic (Note 5)	(1.94)	0.13	2.59	3.49	7.22	0.90

Net earnings (loss) per ADS, diluted (Note 5)	(1.94)	0.13	2.43	3.24	6.59	0.82

Weighted average number of shares Outstanding, basic	3,013,419,400	3,051,395,100	3,122,257,952	3,157,841,781	3,225,684,510	3,225,684,510

Weighted average number of ADSs Outstanding, basic (Note 5)	120,536,776	122,055,804	124,890,318	126,313,671	129,027,380	129,027,380

Weighted average number of shares Outstanding, diluted	3,013,419,400	3,127,837,900	3,353,659,329	3,491,430,437	3,565,412,019	3,565,412,019

Weighted average number of ADSs Outstanding, diluted (Note 5)	120,536,776	125,113,516	134,146,373	139,657,217	142,616,481	142,616,481

Share compensation cost included in:
Cost of revenues	—	(1,908,125)	—	—	—	—

Selling and marketing expenses	—	(239,021)	—	—	—	—

General and administrative expenses	(204,423)	(1,283,348)	(151,166)	(55,340)	(13,835)	(1,714)
Research and development expenses	(2,153,335)	(376,364)	(88,236)	—	—	—

	(2,357,758)	(3,806,858)	(239,402)	(55,340)	(13,835)	(1,714)

Other Financial Data:
Capital expenditures	(21,095,334)	(12,567,218)	(27,824,900)	(60,142,252)	(92,608,975)	(11,475,425)
Net cash provided by (used in):
Operating activities	(185,689,512)	26,798,362	373,722,606	614,153,858	1,104,789,431	136,897,405
Investing activities	(67,263,076)	42,676,950	(360,283,078)	105,834,484	(1,618,749,356)	(200,583,549)
Financing activities	(22,310,060)	(78,125,861)	781,370,072	32,043,212	105,497,366	13,072,460

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
Balance Sheet Data:
Cash	479,608,534	560,069,711	1,356,069,544	2,123,891,537	1,685,744,081	208,885,044
Property, equipment and software, net	36,356,088	26,379,182	40,410,264	77,303,013	126,341,533	15,655,316
Total assets	674,793,068	619,678,196	1,786,692,092	2,450,140,398	3,624,985,519	449,181,621
Total current liabilities	119,763,534	38,654,444	77,766,228	257,495,300	415,479,050	51,483,118
Total long-term liabilities	—	—	827,901,449	839,399,578	818,413,108	101,411,750

Working capital (Note 4)	507,101,314	551,182,770	1,654,998,363	2,108,955,067	3,081,823,774	381,877,000
Total shareholders’ equity	555,029,534	581,023,752	881,024,415	1,353,245,520	2,391,093,361	296,286,753

Note 1:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2005, or at any other rate.
Note 2:	We adopted the provisions of FIN 46 and consolidated our variable interest entities (referred to as VIEs), Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co. Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling

Yi, on a prospective basis in our consolidated financial statements since January 1, 2004 in the case of Guangzhou NetEase and Guangyitong Advertising and since May 2004 in the case of Ling Yi. Our company and our subsidiaries are effectively providing our services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to us and our subsidiaries in the form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in our company’s financial statements represented revenues received by us and our subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us and our subsidiaries on our technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable by us and our subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note 3:	As a result of the manner in which we recorded our cost of revenues in 2001, we are not able to reasonably allocate those costs among online games, wireless value-added and others and advertising services.
Note 4:	Working capital represents total current assets less total current liabilities.
Note 5:	Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the five years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been retroactively restated.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2005 at US$1.00: RMB8.0702, which was the prevailing rate on December 31, 2005. The prevailing rate at June 21, 2006 was US$1.00: RMB7.9969. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2001, 2002, 2003, 2004 and 2005.

Year	Renminbi Average(1)
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
December 31, 2005	8.0808	8.0702
January 31, 2006	8.0702	8.0596
February 28, 2006	8.0616	8.0415
March 31, 2006	8.0505	8.0167
April 30, 2006	8.0248	8.0040
May 31, 2006	8.0300	8.0005

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent other fee-based premium services, which grew to account for 69.4% of total revenues in 2002, but declined to 49.1%, 16.9% and 4.4% of total revenues in 2003, 2004 and 2005, respectively. More recently, we have devoted significant resources to our online games business, which, in turn, grew to account for 15.9% and 35.7% of our total revenues in 2002 and 2003, respectively, and 65.8% and 81.9% of our total net revenues in 2004 and 2005, respectively. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online games or any other services.

Our business depends to a significant extent on two online games, which accounted for 35.7%, 65.8% and 81.9% of our total net revenues in 2003, 2004 and 2005, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Two of our in-house developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II (which was commercially launched in August 2002) and Fantasy Westward Journey (which was commercially launched in January 2004), contributed 35.7%, 65.8% and 81.9% of our total net revenues in 2003, 2004 and 2005, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. If we are unable to maintain the popularity of Westward Journey Online II and Fantasy Westward Journey or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market starting in 2004. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to develop Datang, our first 2.5D game, and Tianxia, our first 3D game. Datang commenced open beta testing in May 2006, and we plan to launch Tianxia’s open beta testing later in 2006.

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

Reports of violence and theft related to online games may result in bad publicity or governmental response that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005, the Chinese government enacted new regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has expressed an intention to limit online game playing time for all minors under the age of 18. See below “Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has expressed an intention to impose new regulations limiting online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.” If the Chinese government should determine that online games have a negative impact on society, it may impose certain restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games, adversely affect our reputation and our results of operations.

There have been a number of incidents where users, through a variety of methods, were able to modify the rules of our online games, particularly the online game we licensed from a third party. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. At one point, cheating by some of our online game users led to a decrease in the number of users of our licensed online game PristonTale, which we stopped charging for in August 2004 and stopped operating in May 2005. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

Illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

Several of our competitors have reported that some Internet cafés have installed illegal copies of such competitors’ games on the cafés’ servers and let their customers play such games on illegal servers without paying for the game playing time. While we take numerous measures to address illegal server usage and, to date, our games have not experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

In response to these factors and connection with the introduction of our first online game, Westward Journey Online, at the end of 2001, we introduced a prepaid point card which we believe has facilitated the usability and growth of all of our online game services, although its development and distribution has caused us to incur additional costs. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for online services, such as playing time for online games. We cannot be certain, however, that Internet users in China will be willing to continue to adopt this payment method on a wide-spread and consistent basis or that it will be immune to the security and other concerns which have thus far contributed to the relatively low level of e-commerce activity in China. If the Internet does not become more widely accepted as a medium for our fee-based services, our ability to generate increased revenue will be negatively affected.

We depend upon multiple printing companies and distributors to produce and deliver our prepaid point cards to the various points of sale. If such parties mishandle our cards or the related passcodes, our reputation and results of operations could be materially and adversely affected.

We appoint multiple printers and distributors throughout China to produce and deliver our prepaid point cards to the various points of sale. We generally have cards produced by individual printers in batches of thousands, or ten of thousands, of cards, with each card having an individual passcode which enables the purchaser to deposit the points on the card into their online user account to pay for game playing time or our other fee-based services. In addition, before the cards are purchased by users of the NetEase websites, we activate them on our internal systems.

In one instance in 2005, one of our printers created unauthorized duplicate batches of our cards with the same passcodes as the cards which we ordered. Because our internal system only allows a passcode for a particular card to be used once, a small number of customers were not able to use their cards because the passcode for the duplicate card had already been used. Although this incident had no material impact on our business or financial results, we have enhanced our efforts to ensure that our cards are produced and distributed in accordance with our instructions. In particular, we have focused our customer service team on quickly responding to customer complaints regarding our cards, both to maintain our reputation in the market and to identify any issues which may indicate a potential problem with a printer or distributor. We are also highly selective in our choice of such parties, and have begun activating our cards on our internal system as close as possible to the purchase of such cards by the end-user to prevent any deposit of duplicate cards. If, however, these efforts are unsuccesful and our printers or distributors mishandle our cards or the related passcodes, our reputation and results of operations could be materially and adversely affected.

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 13.7% of our total net revenues for 2005, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, China’s entry into the WTO, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by such companies, for example, as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition for advertising spending in China.

If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue will be negatively affected.

We devote significant resources to marketing activities to address increased competition for online services. Such expenditures may not result in the benefits management anticipates.

We believe that a general increase in competition for online services has elevated the importance of brand building and brand awareness. In response to this trend, we commenced devoting additional resources to marketing activities in 2004. These expenditures continued, although on a smaller scale, until the fourth quarter of 2005 when we began discontinuing certain outdoor advertising and conducted fewer company-sponsored marketing events. We may determine that additional expenditures may be required going forward. However, these expenditures may not result in the benefits which management anticipates, in which case our business and results of operations could be materially and adversely affected.

Currently, we depend on the contractual relationships of Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, with the two principal mobile phone companies in China at the national, provincial and local level for substantially all of our wireless value-added services revenues and the alteration or termination of these relationships could adversely impact our business.

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

In the event Guangzhou NetEase’s relationships with either China Mobile or China Unicom are adversely altered or terminated, our revenue would likely be adversely affected and we may be unable to find alternatives that would replace such networks and revenue.

Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. Also, the way such policies have been enforced as applied to third party service providers has changed in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS website unions” in June 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. In addition, new billing systems for SMS services have been adopted, which require users to make two confirmations to order services via the Internet, and new policies have been implemented that enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. We believe that these billing systems and policies have adversely affected the growth of our revenue from wireless value-added services in 2004 and 2005. We expect that our revenue growth will continue to be adversely affected by the introduction of these billing systems and policies.

We may not be able to adequately respond to these developments or future changes in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue from wireless value-added services.

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

We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, in 2003 and any recurrence of SARS, an outbreak of the H5N1 strain of bird flu (avian influenza) or another widespread public health problem could further adversely affect our business and results of operations.

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

In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in the PRC, where our operations are located, it may adversely affect our business and operating results.

Our operations may be impacted by a number of health-related factors, including, among other things:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees;

•	closure of Internet cafés and other public areas where people access the Internet; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

The success of our business is dependent on our ability to retain our existing key employees and to add and retain senior officers to our management.

We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and middle level managers to our management team. While we believe that our business and results of operations were not adversely affected by the death of our former acting chief executive officer in September 2005, future changes in management could cause material disruptions to our business. We also depend on our ability to attract and retain in the future highly skilled technical, editorial, marketing and customer service personnel, especially experienced online game software developers. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. In particular, the market for experienced online game software programmers is intensely competitive in China. While we believe we offer compensation packages that are consistent with market practice, we cannot be certain that we will be able to hire and retain sufficient experienced programmers to support our online games business. We may also be unsuccessful in training and retaining less-experienced programmers on a cost-effective basis. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

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

Historically, advertising and e-commerce revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the third quarter as the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our American Depositary Shares or any other securities of ours which may become publicly traded to decline.

We do not own Guangzhou NetEase or Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Guangzhou NetEase and Guangyitong Advertising are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase and Guangyitong Advertising than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, and Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. A violation of these agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resource and the incurrence of substantial costs.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders is based on a number of contracts. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders for breaching our agreements. Because we rely significantly on Guangzhou NetEase and Guangyitong Advertising for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites.

A majority of the share capital of Guangzhou NetEase and Guangyitong Advertising is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, holds the majority interest in Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of American Depositary Shares in 2000, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

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

Our arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment.

The discontinuation of any of the preferential tax treatments currently provided to us in China could materially and adversely affect our business.

Two of our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, and Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, have received the relevant approvals to enjoy certain tax holidays and reduced tax rates. Specifically, NetEase Beijing is entitled to a reduced enterprise income tax (“EIT”) rate of 15% commencing from the year 2000. In addition, NetEase Beijing has a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. In addition, NetEase Beijing has been recognized as an “Advanced Technology Enterprise” by a local tax bureau and, accordingly, is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from local income tax from 2006 onwards. Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a “High Technology Enterprise,” respectively, and, accordingly, is entitled to a reduced EIT rate of 7.5% and a local tax of 3% from 2005 onwards, provided it passes an annual examination by the relevant tax authorities for compliance with the requirements to qualify as a “Software Enterprise” and a “High Technology Enterprise.”

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

Management may not conclude that our internal control over our financial reporting is effective. For example, in the course of its audit of our 2005 financial statements, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent auditors, identified several areas of our internal controls relating to financial reporting matters that require improvement. These areas include documenting and implementing certain entity level policies and procedures and improving the controls and infrastructure of our computer systems, including our financial reporting systems. Even if these and any other issues that may arise in the future are addressed and our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred, and expect to continue to incur, significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

If our providers of bandwidth and server custody service fail to provide these services, our business could be materially curtailed.

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

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical. See Item 4 “Business Overview—Intellectual Property and Proprietary Rights.”

We believe we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years, which will result in adverse U.S. tax consequences to U.S. investors who held our shares or American Depositary Shares during any of those taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2006 taxable year.

Based upon the nature of our income and assets, it is possible that we could be treated as a passive foreign investment company for U.S. federal income tax purposes for certain of our prior taxable years. Although we do not believe we should be treated as a passive foreign investment company for the 2006 taxable year, no assurance can be given that we would not be so classified because of the uncertainty of the characterization of our income and the valuation of our assets. The determination is based on the treatment of income generated by the agreements between us and certain of our subsidiaries, on the one hand, and our affiliated Chinese entities, on the other hand, as being active or passive income and on our valuation of our assets, including goodwill. The calculation of goodwill is based, in part, on the then market value of our American Depositary Shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our analysis regarding the nature of our income and the approach to valuing our assets are reasonable, the relevant authorities in this area are unclear, and our determination is not binding on the Internal Revenue Service. Accordingly, we cannot assure you that we were a passive foreign investment company for certain prior taxable years, and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2006 taxable year although, as noted, we believe we should not be a passive foreign investment company for the 2006 taxable year. U.S. investors who owned our shares during any taxable year in which we are treated as a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for other taxable years and any succeeding years, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to our U.S. investors who acquire our shares during the 2006 taxable year or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. Even if we were not a passive foreign investment company for prior taxable years and are not treated as a passive foreign investment company for the 2006 taxable year, we cannot assure you that we will not be treated as a passive foreign investment company for any future taxable year.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com is a holding company with no significant assets other than cash on hand and its equity interests in NetEase Beijing, NetEase Interactive Entertainment Ltd., or NetEase Interactive, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai (which was dissolved in February 2006), and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which are the wholly owned subsidiaries of NetEase.com, and Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, a wholly owned subsidiary of NetEase Interactive. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our American Depositary Shares or to make any required payments to holders of our convertible notes. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax, but PRC tax authorities may require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive and Boguan are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

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

The value of the Renminbi may fluctuate according to a number of factors. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including US dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to US dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the US dollar. There can be no assurance that such exchange rate will continue to remain stable in the future. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our American Depositary Shares in foreign currency terms.

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

The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions.

The SAFE has adopted new regulations that require registration with, and approval from, Chinese government authorities in connection with direct or indirect offshore investment activities by Chinese residents. The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents. In particular, the SAFE regulations require Chinese residents to file with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. In addition, Chinese residents must obtain approval from SAFE before they transfer domestic assets or equity interests in exchange for equity or other property rights in an offshore company. A newly established enterprise in China which receives foreign investments is also now required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

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

These regulations may have a significant impact on our present and future structuring and investment. To comply with these regulations, our founder, William Ding, has successfully filed with Guangdong Branch of SAFE information about NetEase.com and other offshore companies in which he has direct or indirect shareholding. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

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

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the Ministry of Information Industry in 2004.

Guangzhou NetEase has obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products in Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet culture operating license for online game activities issued by the Ministry of Culture, and a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province.

However, we cannot be certain that we will be granted any other additional license, permit or clearance we may need in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services.

NetEase.com relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as Internet content providers. We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. We are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. In addition, NetEase.com may have difficulties enforcing its rights under the agreements with Guangzhou NetEase and Guangyitong Advertising if any of these parties breaches any of the agreements with them because NetEase.com does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to access the NetEase websites and our services, especially online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

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

The Chinese government has expressed an intention to impose new regulations limiting online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has expressed an intention to impose new regulations which will have the effect of discouraging minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. While we believe that these restrictions will not materially adversely affect our business, we cannot be certain of their long-term implications. In addition, in March 2006, the Chinese government announced an authentication system which will be implemented later in 2006 and requires all players to enter their identification card numbers before being allowed to play online games. The effect such a system could have on our business is unclear. It has been reported in the Chinese media that the Chinese government has concerns about the social impact of online games, and it may impose additional regulatory restrictions on us, our customers or otherwise take actions that harm our business.

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

While the number of Internet users in China has been growing since its introduction and continues to grow currently, we believe that the rate of this growth has slowed in recent years. We cannot predict whether this trend will continue at its current pace or at all, and the factors which will affect future growth in the Internet industry in China, as described elsewhere in these Risk Factors, are largely beyond our control. If this trend does continue, our potential market may not be as large as we had expected, and there will be even greater competition for Internet users in China. In that case, our ability to generate revenues from online games, advertising, e-commerce and other services could be adversely affected.

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

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online games revenues in the future. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Item 4. Information on the Company

A. History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. Our focus on these services continued throughout 2003, 2004 and 2005.

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2004 Revision). Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

Our principal capital expenditures for 2005 consisted mainly of computer equipment as well as software for a total of approximately RMB92.6 million (US$11.5 million). Our principal capital expenditures for 2003 and 2004 also consisted mainly of computer equipment as well as software for a total of RMB27.8 million (US$3.4 million) and RMB60.1 million (US$7.3 million), respectively.

We have made additional capital expenditures of approximately RMB41.9 million (US$5.2 million) from January 1, 2006 until April 30, 2006, principally for purchases of additional computer equipment in order to accommodate the expected increase in usage of our online games and, to a lesser extent, for increased traffic on the NetEase websites. Our capital expenditure plans for the period from May 1, 2006 to December 31, 2006 have not yet been fixed, but we expect to spend an additional approximately RMB76.3 million (US$9.5 million), primarily for the same purposes. Capital expenditures in 2006 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

B. Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal and wireless value-added services businesses.

We generate revenues from fees we charge users of our online games and wireless value-added and other fee-based premium services, as well as from selling advertisements on the NetEase websites. Our basic service offerings on the NetEase websites are available without charge to our users.

Our principal areas of focus are described below:

Online Games

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect and interact. We both develop and license MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users.

To pay for MMORPG playing time, players use our proprietary prepaid point system by purchasing physical point cards or virtual point cards online. We work with a wide range of distributors to distribute our point cards to gamers across China. Point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai and Beijing and in several second tier cities.

We have also developed an online casual game platform with various multi-player games. We anticipate selling virtual items for these games on this platform utilizing our prepaid point system.

Internet Portal

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories—content, community and communication, and commerce. In addition, the NetEase websites also provide advertising services to advertisers.

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The websites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through various channels, including channels focusing on news, entertainment, sports, finance, information technology and automobiles.

Community and Communication

The NetEase websites also provide a broad array of free and fee-based community and communication services, including e-mail, photo album sharing, diary, blogging, instant messaging, personal advertisements, matchmaking, alumni directories, personal homepages, clubs, e-cards, chat rooms and community forums.

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

Other

In addition to the three core service categories described above, the NetEase websites provide useful resources to our users, including a Web directory, Web search service, online yellow pages service (which lists businesses by category), and classified advertisements. Our Web directory is based on an open architecture system with approximately 560 volunteer editors working to build a categorized directory of Chinese websites.

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai (until it was dissolved in February 2006), Boguan and NetEase Interactive (and NetEase Interactive’s wholly owned subsidiary Guangzhou Interactive).

Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and they operate the NetEase websites and the online advertising business. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Guangzhou NetEase is 90% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10% owned by his brother, Bo Ding. Guangyitong Advertising is 80% owned by Guangzhou NetEase and 20% owned by Bo Ding. Ling Yi is 90% owned by William Lei Ding, 9% owned by his brother, Bo Ding, and 1% owned by one of our former employees, Jun (Singo) Liang. We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising or Ling Yi.

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

Any violations by Guangzhou NetEase, Guangyitong Advertising or Ling Yi of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” in this annual report for a detailed discussion of the risks to NetEase.com regarding its dependency on Guangzhou NetEase, Guangyitong Advertising and Ling Yi.

The following diagram shows the group structure of our subsidiaries and affiliated companies:

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand. The third affiliated entity of NetEase.com, Inc., Ling Yi, is not shown in such box because its revenues were insignificant in 2005.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II and a MMORPG licensed from a Korean company, PristonTale, in August 2002. In December 2003, we began open-beta testing our second in-house developed MMORPG, Fantasy Westward Journey. For the month of December 2005, peak concurrent users for this game reached over 1,043,000. We believe that the popularity of the game will continue to increase in 2006.

We have also licensed a Korean developed 3D MMORPG, named Fly For Fun, which we expect to commercially launch in the fourth quarter of 2006. Furthermore, we continued to develop our next generation of online games, Datang and Tianxia, in 2005. Datang entered open beta testing in May 2006, and Tianxia is expected to enter open beta testing in the second half of 2006.

For the month ended December 31, 2005, our online games in the aggregate had 591,295 average concurrent users (ACU). The following table sets forth the average number of concurrent users for each of our three MMORPG game titles for the periods indicated:

	ACU for the month ended December 31,
	2003	2004	2005
Fantasy Westward Journey (1)	41,956	159,445	383,912
Westward Journey Online II	126,962	156,430	207,383
PristonTale (2)	2,510	—	—

(1)	Fantasy Westward Journey began beta testing in December 2003 and was commercially launched in January 2004.
(2)	We stopped charging users to play PristonTale in August 2004 and stopped operating the game in 2005.

Our MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user-ID, after downloading our installation software or purchasing such software on a CD-ROM. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. Players develop their characters according to choices they make within the construct of the game. Players also interact with computer operated characters as well as with other players that are playing on the same network server. Players are able to communicate with each other during the game through instant messaging or chatting features, allowing them to coordinate their activities with other players to form groups and achieve collective objectives.

Game play is monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play. As of December 31, 2005, our company employed approximately 204 personnel (including 186 part-time personnel) as dedicated game masters.

Game content and game-play features are expanded through the development of expansion packs, which are released periodically for each game and which contribute to the ongoing popularity of the game.

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. The basic versions of such games are available free-of-charge, and we plan to sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools which players can use in the game, utilizing our prepaid point system.

Customer Service

We believe that providing strong, dependable customer support is a key component to succeeding in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2005, our company employed approximately 185 personnel (including 142 part-time personnel) in our call center as customer service specialists for our online games as well as for our other services.

User Fees

Users of our MMORPG games pay fees according to the amount of time they play the games. Currently, we charge RMB0.40 (US$0.05) per hour for both of our internally developed game titles, Westward Journey Online II and Fantasy Westward Journey.

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

Revenues from our online games are an increasingly important component of our overall revenues. Revenues from our online games accounted for 35.7% of total revenues for 2003 and 65.8% and 81.9% of total net revenues in 2004 and 2005, respectively.

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

Users and Page Views

The NetEase websites have registered and unregistered users. Any user may visit the NetEase websites without registering. Both registered and unregistered users generate page views when they visit our website. During the month of December 2005, users on a daily basis viewed on average 786 million of our Web pages in the aggregate (average daily page views). Only registered users can use our personalized services such as our free e-mail system and instant messaging, and our fee-based premium services such as our premium e-mail and dating services. Additionally, when registering an account, NetEase users are asked to provide us with demographic and preference information that better allow us to identify and target audiences with relevant online advertising.

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

The NetEase websites currently include various channels focusing on news, entertainment, sports, finance, information technology and automobiles.

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

NetEase users can interact through a variety of community services. They include:

•	E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. In November 2001, we began offering value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-spam filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2005, we had approximately 200,000 VIP e-mail subscribers.

•	Online Community Forums. We offer NetEase registered community members a variety of community forums where they can post messages and articles for viewing by other registered community members and other users. The NetEase online communities are hosted by volunteers, who are chosen by us based on their contributions to the communities. The NetEase community volunteers monitor our community forums and select appropriate articles for posting. In addition, these forums are also monitored by NetEase customer service personnel.

•	Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2005, we had approximately 350,000 peak concurrent users of our instant messaging service.

•	Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 7.5 million accumulated registered accounts and approximately 80,000 subscribers as of December 31, 2005.

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

Our e-commerce services focus on partnering with quality merchants to provide the convenience of online shopping to users. Currently, those merchants support their own e-commerce platforms which appear on the NetEase online shopping mall website that we maintain. Previously, we also helped those merchants with their e-commerce platforms. As of December 31, 2005, the mall hosted 24 merchants.

Web Directory, Web Search and Classified Ads

The NetEase websites also provide a Web directory, a Web search and classified advertising services. Our Web directory is based on an open architecture system with approximately 560 volunteer editors working to build a categorized directory of Chinese websites. Our Web search engine is now powered by Google. We also host, and sell advertising on, online yellow pages and classified advertisements services through various local agents and partners throughout China.

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

Furthermore, we perform analyses of our registered users’ habits and preferences on a frequent basis and have used that information to tailor our advertising services. For example, we can deliver direct marketing advertisements via e-mail to users who fit within certain criteria based on their user profile. By developing user profiles and user behavior analyses, we intend to increase our ability to target specific user groups and thereby identify users who are attractive to online advertisers.

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

• basic alumni clubs;

• basic personal homepages;

• photo album;

• diary;

• blogging;

• clubs;

• electronic greeting cards;

• instant messaging PC to PC;

• searching online yellow pages;

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
• channel sponsorship;
• banner advertising;
• direct e-mail; and

• sponsored special events.

Pricing for our advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertisers website.

Wireless Value-added Services

In conjunction with China Mobile, in January 2001, we began offering value-added services through SMS which allows users to, among other things, send and receive text messages from the Internet. Subsequently, we entered into a similar arrangement with China Unicom. These services experienced strong growth from their initial launch through the second quarter of 2003, after which time our revenue from wireless value-added services began to decline as a result of a number of factors, including the overall market transition from SMS to other types of services such as MMS and WAP, increased competition and changes in the policies of China Mobile and China Unicom and in their enforcement. See Item 3.D. “Risk Factors—Risks Related to Our Company—Changes in the policies of China Mobile and China Unicom and in their enforcement of their policies has adversely affected our revenues from wireless value-added services, and further changes could materially and adversely impact our revenue and profitability in the future.”

Revenues from our wireless value-added services have become a smaller component of our overall revenues in the last three years. Revenues from wireless value-added and other fee-based premium services accounted for 49.1% of total revenues for 2003 and 16.9% and 4.4% of total net revenues in 2004 and 2005, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SMS

SMS continued to contribute the majority of our wireless value-added services revenue during 2005. We expect that SMS will continue to contribute a significant portion of our wireless value-added services revenue for 2006 but that over the next few years, it will decline as mobile users continue to transition to other wireless technologies such as MMS and WAP services.

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

In 2005, Internet-related services remained our most popular category of SMS services in terms of revenue, in particular e-mail-related services through which we notify subscribers via an SMS message that they have received an e-mail message in our premium VIP e-mail service. For an additional payment, we will also send subscribers the text of the e-mail message to their mobile phone via SMS.

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

In addition, we offer IVRS services with China Mobile and China Netcom. IVRS allows users to access pre-recorded information from their mobile phones or interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. For instance, services we provide include IVRS voice-recorded song dedications, whereby users can select a song, add a personalized dedication and then send it to the mobile phone of a friend.

In June 2004, we commenced our color ring-back tone services with China Mobile and China Unicom, which enable users to customize the ringtone a caller hears. These ringtones can include voice recordings as well as pre-recorded music.

Fees

Fees for our wireless value-added services range from RMB0.10 (US$0.01) to RMB2.00 (US$0.24) per SMS message or from RMB0.10 (US$0.01) to RMB30.00 (US$3.62) per SMS subscription per month. For MMS, the service fees range from RMB0.20 (US$0.02) to RMB3.00 (US$0.36) per MMS message and RMB4.00 (US$0.48) to RMB40.00 (US$4.83) per MMS subscription per month. For IVRS, the service fees range from RMB0.30 (US$0.04) to RMB1.00 (US$0.12) per IVRS minute. For color ring-back tone, service fees ranges from RMB0.50 (US$0.06) to RMB8.00 (US$0.99) per song or other recording. For KJAVA, which is a JAVA™ programming language for mobile phones, service fees range from RMB3.00 (US$0.37) to RMB10.00 (US$1.24) per month. Pursuant to our agreements with the mobile operators, fees for our wireless value-added services are added onto the user’s mobile phone bill and subsequently collected from the user. Through Guangzhou NetEase and Ling Yi, we share the revenue collected with these mobile operators.

Under our revenue sharing arrangements with the provincial China Mobile operating companies, China Mobile generally receives a service fee equal to 15% to 35% of the gross revenues from our SMS services, and we receive the remainder. In addition, China Unicom’s revenue sharing percentage from our SMS services is between 20% and 41%, depending on the transmission volume for the month. To the extent that the number of messages sent by us over China Mobile’s and China Unicom’s networks exceeds the number of messages our customers send to us, we must also pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of our MMORPGs largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 700 distributors as of December 31, 2005. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. We typically sell prepaid point cards to distributors at a 14%-15% discount off of their face value.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force which had 63 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2005.

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

For a discussion of the seasonality of our revenue, see Item 5 “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenue.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. In 2005, we invested in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consisted of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conducted a second talent search event offering winners opportunities to be NetEase spokespersons and gain nationwide exposure by appearing in our advertising campaigns.

In connection with the marketing of our online games, we engaged Hong Kong actors Stephen Chow and Miriam Yeung as celebrity spokespersons for Westward Journey Online II and Fantasy Westward Journey, respectively. Both of the agreements expired in November 2005. We have also entered into a number of revenue sharing agreements with third party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés, in return for a share of revenues we receive from new users they recruit.

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

Our major area of focus is the development of our proprietary online games. Though we have obtained MMORPG titles in the past both through licensing arrangements and internal development, we believe internal development offers a number of advantages, including flexibility to release new versions and upgrades according to our own timetable, the ability to tailor new games to the Chinese audience and the ability to proactively monitor and counter hacking activities so as to ensure the integrity of the gaming environment. We are currently developing two new MMORPG titles and are expanding our new casual games platform. We will continue to focus on developing additional new games in the future. As of December 31, 2005, we had 365 programmers, network engineers and graphic designers dedicated to online game research and development.

In connection with our game development activities, we will occasionally license specific game technologies which we incorporate into our in-house developed games, such as a 3D game engine that we will be using in our newest MMORPGs.

As of December 31, 2005, we had 50 employees dedicated to the development of new wireless value-added services. Though the majority of our wireless value-added services in 2005 were SMS-based, we believe that this will change in the future, and our research and development activities for this business have focused recently on new services using more advanced technologies such as MMS and WAP, as well as IVRS and color ring-back tone.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Netcom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2005, there were approximately 4,900 of such co-located servers, operating with Web server software from Apache and Netscape. As of December 31, 2005, we had leased dedicated lines with a total of approximately 12.5 gigabits per second capacity from China Netcom’s Beijing, Guangzhou and Changzhou affiliates, China Telecom’s Beijing and Changzhou affiliates, and CERNET.

We license NetGravity’s advertisement serving technology to provide internal advertising inventory management, and we have developed our own advertisement tracking system.

Our Web directory is based on an open architecture system with approximately 560 volunteer editors. We use Oracle’s database systems to manage our registered user database. NetEase has established a comprehensive user profile system, and we analyze user information on a weekly basis. We also deploy a single sign-on system that allows users to easily access our services within the NetEase websites. We intend to continue to use a combination of internally developed software products as well as third party products to enhance our Internet media services in the future.

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Shanda Interactive Entertainment Limited, or Shanda, The 9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Linktone Ltd., or Linktone, Tencent Holdings Limited, or Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu.com, Inc., or Baidu, and 21cn.com.

Specifically, we face competition from other websites that offer online content and online community services, including Sina, Sohu, Tom.com, Tencent, 263.net, Baidu and 21cn.com. We are also encountering competition from companies offering MMORPGs and casual games that target the China market, such as Shanda, Softworld, Softstar Entertainment Inc., Actoz Soft Co., Ltd., NCsoft Corporation, The9, 9you, Kingsoft Corp. and Waei International Digital Entertainment Co., Ltd. (with whom we had a strategic partnership until March 2002). Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

Moreover, operators of Internet portals, such as Sina and Sohu, and dedicated service providers, such as Linktone, MTone Wireless Corporation and Newpalm Information Technology Co., Ltd. (a subsidiary of Chinadotcom), are major providers of wireless value-added services in the China market, and like our company, they also have partnership arrangements with both China Mobile and China Unicom, the two principal mobile phone operators in China. Overall, we have seen increasing competition in the wireless value-added services market in 2004 and 2005, and expect competition to remain intense in 2006.

We also face competition from US-based portals such as Yahoo!, Yahoo! Chinese and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the Telecom FIE Rules, foreign investors may now hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

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

We are aware of a number of other rules adopted by various provinces and municipalities in China which purport to regulate Internet and wireless value-added services. We are in the process of evaluating the applicability of these rules to our business and will seek such additional licenses, permits or clearances as we deem necessary or appropriate. However, as noted previously in Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Increased government regulation of the telecommunications and Internet industries in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations,” many Chinese laws are subject to extensive interpretive powers of governmental agencies and commissions, and we could be subject to unforeseen penalties or restrictions on our operating activities if any governmental body disagrees with our interpretation of such laws.

Regulation of Internet Content Services; Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations in September 2000, MII formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Information Service Administrative Measures, or the ICP Measures, the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Internet News Information Services Administrative Measures, or the Internet News Measures. The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. In addition, the ICP Measures also provide that ICP operators conducting operations in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP operator engaged in providing online bulletin board services is subject to a special approval and filing process with the relevant government telecommunications authorities. The Internet News Measures require that any ICP operator that is not a news agency but engaged in online news information services must obtain approval for those services from the News Office at the State Council.

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

Currently, the NetEase websites are operated by our affiliated company, Guangzhou NetEase. Our affiliated company, Ling Yi, also provides a limited number of wireless value-added services which are considered ICP-related. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau dated as of December 2000. This ICP license was re-issued in February 2001 and May 2002. In October 2004, Guangzhou NetEase obtained a value-added telecom business operating license from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet content service. In June 2004, Guangzhou NetEase obtained an inter-provincial value-added telecom business operating license from MII, which specifically authorizes it to provide Internet content service on a national basis. Guangzhou NetEase has also completed the requisite registrations with the local offices of MII in 17 provinces and is in the process of registering with the local offices of MII in the remaining provinces and municipalities in the PRC where it provides SMS services. Ling Yi received a value-added telecom business operating license in December 2003. In February 2001, the News Office of the Beijing Municipal People’s Government approved Guangzhou NetEase’s application in respect of its news publishing services on the NetEase websites. In March 2006, Guangzhou NetEase submitted its application for providing news publishing services on the Internet to the State Council News Office for its approval, and such approval has not yet been obtained. We expect to receive the State Council News Office’s approval by the end of 2006, but we cannot provide any assurances in this regard. Guangzhou NetEase has also received approvals for online dissemination of health- and drug-related information from the Guangdong Pharmaceutical Administration Bureau and Guangdong Bureau of Health, and the related Internet Medical Information Service Certificate from the Guangdong Food and Drug Administration (formerly known as the Guangdong Bureau of Pharmaceutical Administration). In addition, it has received an Internet publishing license from GAPP, as well as an Internet culture operating license for online game activities from the Ministry of Culture. Guangzhou NetEase also completed commercial website registration with the Beijing AIC in February 2001.

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

In connection with e-mail services provided by Guangzhou NetEase, Guangzhou NetEase is required to register the IP addresses of the servers used for providing e-mail services with the Guangdong Telecom Bureau according to the Internet E-mail Services Administrative Measures, or the Internet E-mail Measures, promulgated by MII in February 2006. Under the Internet E-mail Measures and other applicable Internet security regulations, Guangzhou NetEase is also required to keep a record of the timing, sender’s or recipient’s e-mail address and IP address of each e-mail transmitted through its servers for 60 days. The Internet E-mail Measures also state that an Internet e-mail service provider is obligated to keep confidential the users’ personal registered information and Internet e-mail addresses. An Internet e-mail service provider or any of its employees may not illegally use any user’s personal registered information or Internet e-mail address; and may not, without consent of the user, divulge the user’s personal registered information or Internet e-mail address, unless otherwise prescribed by any law or administrative regulation.

Regulation of Online Games

The operation, publication and distribution of online games in China is regulated by various regulatory authorities, such as MII, the MOC and GAPP.

Pursuant to the Software Product Administrative Measures promulgated by MII on October 27, 2000, online games are regarded as software products, and a software registration certificate issued by MII is required for the operation and sale of each online game. All of the online games we developed in-

house have been registered with MII. Guangzhou NetEase obtained from MII’s Guangdong office software product registration certificates for Westward Journey Online II and Fantasy Westward Journey in November 2003 and February 2004. In addition, Guangzhou NetEase obtained a software products registration certificate for Fly For Fun from MII’s Guangdong office in September 2004.

Pursuant to the Provisional Measures for the Administration of Internet Culture promulgated by the MOC in May 2003, online game operators are required to obtain an Internet culture operating license from the MOC, which our affiliate, Guangzhou NetEase, has received. The MOC also issued a notice in August 2003 requiring the importation of online games to be approved by it. Subsequently, the MOC issued another notice regarding online games in May 2004, or the 2004 Notice, which also requires the importation of online games to be approved by the MOC. Pursuant to the 2004 Notice, imported online games must be reviewed and approved by the MOC before they can be put into operation. In addition, based on information provided by the MOC, importers of online games must have their own Internet culture operating licenses or at least one of the co-licensees must have such an operating license under the 2004 Notice. We filed our in-house developed online games with the MOC for recordation in August 2004 and submitted Fly for Fun to the MOC for approval in October 2004. The MOC informed us in early 2006 that our in-house developed online games recordation filing was approved and we expect to receive a certificate of approval from the MOC in the near future. In November 2005, the MOC issued us a certificate of public testing for Fly for Fun and we expect to receive a certificate of approval from the MOC by the end of 2006.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce, or MOFCOM. We have registered the license agreement for Fly for Fun with the local office of the MOFCOM. Such license agreements also need to be registered with the State Copyright Bureau, or else the licensee cannot remit licensing fees out of China to the foreign game licensor. We have registered the license contract for Fly for Fun with the State Copyright Bureau.

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

Regulation of E-Commerce

At present, there are no specific Chinese laws at the national level governing e-commerce or defining e-commerce activities other than the Provisional Rules Concerning Approval of Internet Drug Trading Services, or the Online Drug Trading Rules. There is no assurance that the Chinese government will not, in the future, promulgate more specific regulations at the national level governing e-commerce, designate a government agency to regulate e-commerce activities or apply existing retail and auction regulations to e-commerce activities, any of which events could restrict our business activities.

In addition, at least one provincial government has adopted local regulations in this area, and other provincial or local governmental agencies may do so in the future. Specifically, in December 2002, Guangdong Province promulgated the Electronic Transactions Regulations which require electronic transaction service providers to obtain governmental approval and regulate electronic signatures, records and contracts. It is not entirely clear whether these regulations apply to Guangzhou NetEase, and, accordingly, we have not sought any approvals under these regulations. We have, however, obtained an audio-visual product operating license from the Department of Culture of Guangdong Province which enables us to sell audio-visual products through the Internet.

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

Regulation of Web Logs or Blogs

Users of our portal, www.163.com, are able to post web logs, or blogs, on the website. At present, there are no specific PRC laws at the national level governing blogs or defining blog activities and no PRC government authority has been designated to regulate blog activities. There are existing regulations governing Internet publication. However, it is unclear whether these existing regulations will be applied to blogs. There is no assurance that the PRC government will not, in the future, promulgate specific regulations governing blogs, designate a government agency to regulate blog activities or apply existing Internet publication regulations to blog activities, any of which could restrict our business activities.

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

We have full legal rights over and have registered a number of domain names with Network Solutions, Inc., including:

•	www.netease.com;

•	www.163.com;

•	www.yeah.net;

•	www.126.com;

•	www.126.net;

•	www.nease.net; and

•	www.188.com

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

In addition, we have registered our Westward Journey Online II and Fantasy Westward Journey games with the State Copyright Bureau of China.

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

C. Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
NetEase Information Technology (Beijing) Co., Ltd.	People’s Republic of China	100%
NetEase Information Technology (Shanghai) Co., Ltd. (dissolved in February 2006)	People’s Republic of China	100%
NetEase Interactive Entertainment Ltd.	British Virgin Islands	100%
Guangzhou Boguan Telecommunication Technology Limited	People’s Republic of China	100%

NetEase Interactive Entertainment Limited also has a wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited.

Guangzhou Boguan Telecommunication Technology Limited commenced providing certain technical consulting and software development services to Guangzhou NetEase in 2005.

D. Property, Plant and Equipment

Our principal executive offices were previously located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086 and are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. We leased our previous principal executive offices at an effective annual rent of approximately RMB0.5 million (US$0.05 million), including management fees, for 556 square meters under a lease that expired in May 2006. We also occupied 1,592 square meters under a lease in Beijing that expired in May 2006. We lease our current principal executive offices at an effective annual rent of approximately RMB6.0 million (US$0.7 million), including management fees, for 4,354 square meters under a lease in Beijing that expires in May 2009. In addition, we occupy 694 square meters under a lease in Shanghai that expires in December 2006. In Guangzhou, we occupied 1,045 square meters under a lease that expired in March 2006. Currently, we occupy a total of 8,472 square meters under leases in Guangzhou that expire in July 2006, November 2006, December 2006 and March 2007. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. In particular, we plan to lease new space in Guangzhou Province as described in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

As of December 31, 2005, we leased dedicated lines with a total capacity of approximately 12,400 megabits per second from various affiliates of China Netcom and China Telecom and from CERNET. We lease such capacity pursuant to short term contracts. Our bandwidth fees were approximately US$4.8 million for the year ended December 31, 2005.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2005, we had registered an accumulated total of approximately 452 million accounts, and our average daily page views exceeded 786 million for the month ended December 31, 2005.

For the year ended December 31, 2005, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future.

We achieved a net profit of RMB932.0 million (US$115.5 million) for 2005 and generated positive operating cash flows of RMB1,104.8 million (US$136.9 million) during the year. We recorded an accumulated deficit of RMB148.7 million as of December 31, 2003 and retained earnings of RMB235.6 million and RMB1,123.2 million (US$139.2 million) as of December 31, 2004 and 2005, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2005, we had four major directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai, Boguan (which commenced operations in April 2005), and NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou Interactive. Our U.S. subsidiary, NetEase (U.S.) Inc., was dormant in 2005, and we dissolved this company in December 2005. We also dissolved NetEase Shanghai in February 2006.

NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive were established in China on August 30, 1999, May 14, 2000, December 8, 2003 and October 15, 2002, respectively. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see the caption “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its wholly owned subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our major shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the years ended December 31, 2003, 2004 and 2005, this company earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

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

When reading this annual report, please note that “revenues” for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), are equivalent to “net revenues” for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of our VIEs). Both “revenues” in 2003 and “net revenues” in 2004 and 2005 represent gross revenues from final customers, net of business tax payable by our VIEs.

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

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2003, 2004 and 2005. However, we have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services. If our revenue from these various contractual relationships with respect to China Mobile are aggregated, then China Mobile, as a whole, accounted for approximately 43.2%, 12.2% and 2.7% of our total net revenues for the years ended December 31, 2003, 2004 and 2005, respectively.

Online Games

We derive all our online game revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 92.0%, 91.2% and 90.0% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2003, 2004 and 2005, respectively, with the remainder generated by our paid search engine business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-size online businesses using paid search services to advertise or market their businesses and products. Accordingly, we believe that the growth rate for paid search-related advertising in the China market may increase at a faster rate than online brand advertising, although search-related advertising is still at its initial stage in China and developing from a much smaller base.

Wireless Value-Added and Others

We derive a portion of our wireless value-added and other fee-based premium services revenues from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, ringtone and logo downloads to customers’ mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market beginning in 2003, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have been enforcing their customer service policies more rigorously and have initiated steps to improve customer service since the end of 2003, which has adversely affected our revenue from wireless value-added services.

We are also focusing on developing services which utilize newer, more content-rich wireless technologies such as MMS, WAP and IVRS. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will continue to represent an increasing portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenue from the provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. Revenues from such post-contract customer support and corporate solutions services for the years ended December 31, 2003 and 2004 were not significant. No such revenue was derived in 2005, and we expect such post-contract customer support and corporate solution services to remain an insignificant part of our business in the future.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the third quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), royalties and other fees paid to licensors for our licensed online games, advertising fees paid to celebrity spokespersons, revenue sharing expenses paid to Internet data centers (“IDC”) for the rental of servers, and printing costs for our prepaid point cards.

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

Advertising Services

Cost of revenues related to our advertising services consists primarily of business tax payable on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services and fees payable to a vendor for the use of search results generated by its search engine.

Wireless Value-Added and Others

Cost of revenues related to our wireless value-added and others consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other services. It also includes transmission costs for our “POPO” instant messaging service and business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

For the year ended December 31, 2003, cost of revenues for these services also included referral fees paid to third party websites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party websites that referred them to us (referred to as a “website union”), commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party websites in 2003 totaled approximately RMB7.4 million. There was no such referral fee paid to third party websites for 2004 and 2005.

Operating Expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses payable to third party vendors.

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

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2003, 2004 and 2005, such expenses also included licensing and training fees paid to a third party developer of a 3D game engine to be used in our future online games.

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

For the years ended December 31, 2003, 2004 and 2005, we recorded share compensation cost of approximately RMB0.2 million, RMB55,340 and RMB13,835 (US$1,714), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of December 31, 2005, we recorded no deferred compensation cost relating to share option grants. As of December 31, 2003 and 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB69,175 and RMB13,835, respectively. We may incur additional share compensation cost in 2006 as a result of the possible recruitment of additional management personnel and the granting of new share options or other share-based compensation to these personnel and other members of our staff, and as a result of the adoption of SFAS 123R as explained under the caption “—Recent Accounting Pronouncements.”

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries and VIEs. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a “New and High Technology Enterprise.” According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. In April 2006, NetEase Beijing obtained approval from the relevant government authorities and was recognized as an “Advanced Technology Enterprise” (“ATE”). According to the approval, NetEase Beijing is entitled to a reduced EIT rate of 10% from 2006 to 2008 and to a full exemption from the 3% local EIT from 2006 onwards.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive was recognized as a “New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou TianHe State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a “High Technology Enterprise,” respectively, and is entitled to a reduced EIT rate of 7.5% and a local tax of 3% from 2005 onwards, which is subject to the annual examination by the relevant tax authorities for compliance with the “Software Enterprise” and “High Technology Enterprise” status.

Guangzhou NetEase, Guangyitong Advertising, Ling Yi and Boguan are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

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

NetEase Shanghai had total tax loss carryforwards of approximately RMB29.3 million as of December 31, 2003 for EIT purposes. These tax loss carryforwards gave rise to deferred tax assets totaling RMB9.7 million as of December 31, 2003. Such carryforwards were fully utilized during the year ended December 31, 2004.

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

Online Games and Wireless Value-Added and Others

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

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon our adoption of FIN 46, these arrangements allowed our subsidiaries to fully accrue all of the online games and wireless value-added and others services revenues recognized by Guangzhou NetEase and Ling Yi based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into our financial statements since January 1, 2004 and May 17, 2004, respectively. Our revenue recognition policies for these services are as follows:

•	Online Game Services. We sell prepaid point cards to the end customers who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

•	Wireless Value-Added Services. A portion of our revenue from wireless value-added services is derived from activities related to SMS and non-SMS (MMS, WAP and IVRS) services. Such revenues represent our share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. We recognize revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message content or service is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date we close our books for a particular financial reporting period, we estimate the revenues which are applicable to the services provided through that operator for such period. We also estimate the number of messages sent by us to users that resulted in billing and transmission failures for which we are not paid by the user and which we cannot independently track. We then recognize the estimated revenues, net of estimated billing and transmission failures.

•	Others. Others include both fee-based and free services. Fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

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

Online Mall Revenue

We originally launched our online shopping mall platform in July 2000 through Guangzhou NetEase. As of December 31, 2005, this online shopping mall had 24 “online storefronts” with stores being operated by the merchant tenants themselves. For the years ended December 31, 2003, 2004 and 2005, we received fixed service fees from all merchants and recognized revenues ratably over the period of the contracts.

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

In 2005, we recognized revenues and expenses derived from barter transactions of RMB50,000 (US$6,196). We did not recognize any such revenue or expense in 2003 or 2004. In addition, during the years ended December 31, 2003, 2004 and 2005, we engaged in advertising barter transactions, but in each case, the fair value was not determinable within the limits of EITF 99-17. Therefore, no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

Other Critical Accounting Policies and Estimates

Research and Development Costs

We recognize costs to develop our online game services in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2005, we had not capitalized significant product development costs.

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

On May 18, 2006, our board of directors approved a share repurchase program which was in effect for approximately one month. Pursuant to this program, we repurchased approximately US$50 million worth of our issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. We funded such repurchases from available working capital.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2003		2004		2005
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	203,246,114	35.7	628,936,223	65.6	1,379,475,803	81.4
Advertising services	86,183,733	15.2	171,054,305	17.9	241,200,444	14.2
Wireless value-added and others	279,659,170	49.1	158,310,317	16.5	73,742,136	4.4

Total revenues[1]	569,089,017	100.0	958,300,845	100.0	1,694,418,383	100.0
Business tax[2]	(26,954,502)	(4.7)	(54,703,018)	(5.7)	(82,054,902)	(4.8)

Net revenues[1]	542,134,515	95.3	903,597,827	94.3	1,612,363,481	95.2

Cost of revenues[2]:
Online game services	(20,873,502)	(3.7)	(74,629,515)	(7.8)	(137,301,493)	(8.1)
Advertising services	(27,623,438)	(4.9)	(54,056,435)	(5.6)	(78,589,395)	(4.6)
Wireless value-added and others	(36,965,777)	(6.5)	(55,117,445)	(5.8)	(59,346,085)	(3.5)

Total cost of revenues	(85,462,717)	(15.1)	(183,803,395)	(19.2)	(275,236,973)	(16.2)

Gross profit	456,671,798	80.2	719,794,432	75.1	1,337,126,508	78.9
Operating expenses:
Selling and marketing expenses	(43,135,804)	(7.6)	(152,842,334)	(15.9)	(152,192,422)	(9.0)
General and administrative expenses	(67,634,599)	(11.9)	(101,631,070)	(10.6)	(117,942,605)	(7.0)
Research and development expenses	(19,120,827)	(3.4)	(34,362,806)	(3.6)	(90,170,092)	(5.3)
Insurance claims settlement for the now-settled class action litigation	—		16,553,200	1.7	—	—

Total operating expenses	(129,891,230)	(22.9)	(272,283,010)	(28.4)	(360,305,119)	(21.3)

Operating profit	326,780,568	57.3	447,511,422	46.7	976,821,389	57.6

[1]	“Revenues” as reported in the audited consolidated financial statements for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs) is equivalent to “Net revenues” as reported in the audited consolidated financial statements for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of our VIEs). “Revenues” in 2003 and “Net revenues” in 2004 and 2005 represent gross revenues from final customers, net of business tax payable by our VIEs.
[2]	We adopted the provisions of FIN 46 and consolidated our VIEs on a prospective basis in our consolidated financial statements from January 1, 2004. Our VIEs effectively function as pass-through entities for accounting purposes, and are used by us in providing services to the final customers. Under the various agreements entered into with our VIEs, substantially all of their revenues, net of the applicable business tax payable by them, are passed to us in the form of technology and consulting service revenues. Prior to the consolidation of our VIEs in accordance with FIN 46, the revenues presented in our financial statements represented revenues received by us from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us on the technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of our VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by our VIEs, before deducting any applicable business tax payable by them. Such business tax is now presented under a separate line item after revenues. The business tax payable by us on intra-group revenues from our VIEs is recorded under cost of revenues as it is considered a cost in providing the services by us.

	For the Year Ended December 31,
	2003		2004		2005
	RMB	%	RMB	%	RMB	%
Other income (expenses):
Investment income	538,278	0.1	3,522,169	0.4	1,301,975	0.1
Interest income	11,273,685	2.0	22,333,511	2.3	58,070,148	3.4
Interest expenses	—		(3,877,129)	(0.4)	(344,859)	(0.0)

Exchange losses	—		—		(8,360,834)	(0.5)

Other, net	5,410,171	1.0	507,428	0.1	(540,628)	(0.0)

Profit before tax	344,002,702	60.4	469,997,401	49.1	1,026,947,191	60.6
Income tax expense	(21,129,978)	(3.7)	(28,576,719)	(3.0)	(94,957,022)	(5.6)

Net profit	322,872,724	56.7	441,420,682	46.1	931,990,169	55.0

Share compensation cost included in:
General and administrative expenses	(151,166)	(0.0)	(55,340)	(0.0)	(13,835)	(0.0)
Research and development expenses	(88,236)	(0.0)	—		—

	(239,402)	(0.0)	(55,340)	(0.0)	(13,835)	(0.0)

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Total net revenues increased by 78.4% to RMB1,612.4 million (US$199.8 million) in 2005 from RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added and others constituted 81.9%, 13.7% and 4.4%, respectively, of our total net revenues in 2005. This compares with 65.8%, 17.3% and 16.9%, respectively, in 2004.

Online Games

Net revenues from online games increased by 122.2% to RMB1,320.6 million (US$163.6 million) in 2005 from RMB594.3 million in 2004. This increase was mainly due to the increase in popularity of our two in-house developed MMORPGs, Westward Journey Online II and Fantasy Westward Journey. The number of peak concurrent players for Westward Journey Online II increased to approximately 535,000 in December 2005 from approximately 349,000 in December 2004, and the number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,043,000 in December 2005 from 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 207,000 in December 2005 from approximately 156,000 in December 2004. The number of average concurrent users for Fantasy Westward Journey increased to approximately 384,000 in December 2005 from approximately 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these two games throughout 2005, which was mainly attributable to the successful launching of new expansion packs for each game in the year.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. The Chinese government’s increasing regulation of the online game market may also negatively affect our results of operations. For example, the Chinese government has banned all persons under the age of 18 from playing games that allow players to kill each other, and has also expressed an intention to limit the amount of time minors can continuously play online games. While we believe that these actions have not significantly affected our revenues to date, the government could take others steps, such as for example the widespread closure of Internet cafés where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing, which could materially adversely affect us. We may not be able to adequately respond to any such regulatory changes in the online games market.

Advertising services

Net revenues from advertising services increased by 41.0% to RMB220.7 million (US$27.3 million) in 2005 from total revenues of RMB156.5 million in 2004, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB508,000 (US$63,000) in 2005 from RMB386,000 in 2004. The number of traditional advertisers using the NetEase websites increased to 387 in 2005 from 370 in 2004, with revenues from our top ten advertisers comprising 46.6% of our total advertising services revenues in 2005 as compared to 39.8% in 2004.

Wireless Value-Added and Others

Net revenue from wireless value-added and others decreased by 53.5% to RMB71.0 million (US$8.8 million) from RMB152.7 million in 2004. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to continuing intense competition in the wireless value-added services market, in particular in the market for SMS services, and the Company’s reduced focus on this business area.

In addition, we believe that the wireless value-added services market is increasingly shifting towards next generation technologies. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 12.9% and 38.5% of our total revenues from wireless value-added and others in 2004 and 2005, respectively.

The average prices for our SMS, MMS, WAP and IVRS services have remained largely static over the last two years.

Cost of Revenues

Our cost of revenues increased by 49.7% to RMB275.2 million (US$34.1 million) in 2005 from RMB183.8 million in 2004 due primarily to increased cost of revenues for online games and advertising services. In 2005, costs relating to online games, advertising and wireless value-added and others represented 49.9%, 28.5% and 21.6% of total cost of revenues, respectively. This compares with 40.6%, 29.4% and 30.0% of the cost of revenues, respectively, in 2004.

Online Games

Cost of revenues from our online games increased by 84.0% to RMB137.3 million (US$17.0 million) in 2005 from RMB74.6 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•	Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB36.3 million to RMB66.0 million (US$8.2 million) in 2005 from RMB29.7 million in 2004 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game.

•	The revenue share payable to IDCs increased by RMB12.8 million to RMB17.1 million (US$2.1 million) from RMB4.3 million in 2004, as a result of the increase in the number of server rentals from IDCs particularly for Fantasy Westward Journey.

•	Bandwidth and server custody fees increased by RMB9.3 million to RMB13.4 million (US$1.7 million) in 2005 from RMB4.1 million in 2004, as a result of an increase in bandwidth usage. Average costs per gigabyte decreased to approximately RMB146,000 (US$18,000) in 2005 from approximately RMB161,000 in 2004.

•	Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB2.9 million to RMB15.2 million (US$1.9 million) in 2005 from RMB12.3 million in 2004. These payments were calculated on the basis of a percentage of revenues we earned from the games, and the increase in payments in 2005 was directly related to the increase in revenues from Westward Journey Online II and Fantasy Westward Journey. Our contracts with these spokespersons expired in November 2005.

Advertising Services

Cost of revenues from our advertising services increased 45.3% to RMB78.6 million (US$9.7 million) in 2005 from RMB54.1 million in 2004. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•	Bandwidth and server custodian fees increased by RMB6.0 million to RMB12.3 million (US$1.5 million) in 2005 from RMB6.3 million in 2004 as a result of increase in bandwidth usage.

•	Staff-related costs increased by RMB5.5 million to RMB27.9 million (US$3.5 million) in 2005, compared to RMB22.4 million in 2004, mainly as a result of the increase in salary and other compensation payments and also due to the expansion of the number of editors of the various content channels for the NetEase websites from 236 as of December 31, 2004 to 250 as of December 31, 2005.

•	Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB3.8 million to RMB10.9 million (US$1.4 million) in 2005 from RMB7.1 million in 2004 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

•	Fees payable to a vendor for the use of search results generated by its search engine increased by RMB3.1 million to RMB4.1 million (US$0.5 million) in 2005 from RMB1.0 million in 2004 as a result of increased usage.

•	Fees payable to third-party vendors for the use of rich media advertising applications on the NetEase websites increased by RMB3.6 million to RMB4.0 million (US$0.5 million) in 2005 from RMB0.4 million in 2004.

•	Cost of third party content for the NetEase websites remained relatively stable at approximately RMB9.4 million (US$1.1 million) in both 2004 and 2005.

Wireless Value-added and Others

Cost of revenues from our wireless value-added and others increased 7.6% to RMB59.3 million (US$7.4 million) in 2005 from RMB55.1 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•	Depreciation and amortization cost of computers and software increased by RMB10.9 million to RMB19.1 million (US$2.4 million) in 2005 from RMB8.2 million in 2004, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB7.1 million to RMB13.1 million (US$1.6 million) in 2005 from RMB6.0 million in 2004, as a result of an increase in bandwidth usage.

These increases were partially offset by a combination of the following factors:

•	Staff-related costs decreased by RMB8.3 million to RMB8.8 million (US$1.1 million) in 2005 from RMB17.1 million in 2004 as a result of decreased salaries and other staff-related costs such as welfare costs and bonuses in 2005 as a result of our reduced focus on wireless value-added services.

•	Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB4.0 million to RMB3.6 million (US$0.4 million) in 2005 from RMB7.6 million in 2004, due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.” There was also a reversal of provision of business tax payable of RMB5.8 million (US$0.7 million) in 2005 compared to a reversal of provision of business tax payable of RMB0.6 million in 2004.

•	SMS network transmission fees decreased by RMB2.0 million to RMB6.4 million (US$0.8 million) in 2005 from RMB8.4 million in 2004 due to the decrease in number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•	We recorded a one-time write-off of RMB2.8 million in 2004 related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services. There was no such item in 2005.

Gross Profit

As a result of the strong revenue growth in 2005, our gross profit increased by 85.8% to RMB1,337.1 million (US$165.7 million) in 2005 from RMB719.8 million in 2004.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. The gross margins in 2004 and 2005 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues. As a result of the adoption of FIN 46 and consolidation of our VIEs since 2004, the gross margins for the year ended December 31, 2004 have been restated in the table below to conform with the current presentation adopted by us for the years ended December 31, 2004 and 2005.

	For the Year Ended December 31,
	2004	2005	2005
	RMB	RMB	US$
Gross profit:
Online game services	519,715,215	1,183,322,871	146,628,692
Advertising services	102,458,256	142,109,011	17,609,107
Wireless value-added and others	97,620,961	11,694,626	1,449,112

Total gross profit	719,794,432	1,337,126,508	165,686,911

Gross margin:
Online game services	87.4%	89.6%	89.6%
Advertising services	65.5%	64.3%	64.3%
Wireless value-added and others	63.9%	16.5%	16.5%

Total gross margin	79.7%	82.9%	82.9%

The increase in total gross margin was primarily due to the fact that the increase in gross margin for online game services and advertising services outweighed the decrease in gross margin for wireless value-added and others.

The increase in gross margin for online game services in 2005 was mainly due to increased revenue resulting from the continued increase in popularity of Westward Journey Online II and Fantasy Westward Journey in 2005, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of business tax payable on intra-group revenues, staff-related costs, bandwidth and server custodian fees, server depreciation costs and payments to celebrity spokespersons. Except for the bandwidth and server custodian fees and revenue share payable to IDC partners, which increased at a faster rate than the rate of increase in revenues, and staff costs which remained stable in 2005, all of the other cost components increased at a much lower pace. All these factors contributed to the improvement in gross margin in 2005 when compared with 2004.

The slight decrease in gross margin for advertising services was mainly due to the increased bandwidth costs.

The gross margin for wireless value-added and others decreased significantly in 2005 compared to 2004. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

Operating Expenses

Total operating expenses increased by 32.3% to RMB360.3 million (US$44.7 million) in 2005 from RMB272.3 million in 2004. Operating expenses as a percentage of total net revenue decreased from 30.1% in 2004 to 22.3% in 2005. The decrease was driven primarily by the lower rate of increase in operating expenses compared to revenues.

Selling and marketing expenses decreased slightly by 0.4% to RMB152.2 million (US$18.9 million) in 2005 from RMB152.8 million in 2004, primarily due to our discontinuation of certain outdoor advertising and an overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB25.7 million (US$3.2 million) in 2005. This reduction was substantially offset by the following:

•	Increase in staff-related costs of approximately RMB13.0 million (US$1.8 million) as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2005 when compared to 2004.

•	Increase in labor costs paid to game promotion personnel of approximately RMB5.5 million (US$0.7 million) to approximately RMB8.5 million (US$1.1 million) in 2005 from approximately RMB3.0 million in 2004 due to the expansion of game promotion in 2005.

General and administrative expenses increased by 16.0% to RMB117.9 million (US$14.6 million) in 2005 from RMB101.6 million in 2004 primarily due to the increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB15.2 million (US$1.9 million) as a result of an increase in the number of employees.

Research and development expenses increased 162.4% to RMB90.2 million (US$11.2 million) in 2005 from RMB34.4 million in 2004. This increase was primarily due to the increase in staff-related costs of RMB35.0 million (US$4.3 million) resulting largely from the recruitment of programmers and technicians to assist our online games business, and a research and development expense of approximately RMB20.7 million (US$2.5 million) resulting from the license of a 3D game technology in 2005.

Allowances for Doubtful Accounts

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

As of December 31, 2005, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB91.3 million (US$11.3 million). After providing for doubtful accounts in the amount of RMB21.7 million (US$2.7 million), the net balance of accounts receivable was RMB69.6 million (US$8.6 million) as of December 31, 2005, which consisted of general provisions of RMB3.6 million (US$0.4 million) and specific provisions for certain debtors of RMB18.1 million (US$2.2 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2005, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB11.3 million (US$1.4 million), representing 12.4% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income in 2005 mainly consisted of interest income. Interest income increased to RMB58.1 million (US$7.2 million) in 2005 from RMB22.3 million in 2004, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB1.3 million (US$0.2 million) in 2005 from RMB3.5 million in 2004, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to RMB0.3 million (US$37,183) in 2005 from RMB3.9 million in 2004, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2005, we recognized exchange losses of RMB8.4 million (US$1.0 million) upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2004, no significant exchange gains or losses were recognized.

Income Tax

Income tax increased significantly to RMB95.0 million (US$11.8 million) in 2005 from RMB28.6 million in 2004. The increase was mainly due to an increase in revenues and taxable income in 2005 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2005 was 9.3% as compared with 6.1% in 2004.

Net Profit

As a result of the foregoing, net profit increased by 111.1% to RMB932.0 million (US$115.5 million) in 2005 from RMB441.4 million in 2004. Net profit increased at a faster rate than gross profit for the year ended December 31, 2005, principally because of the relatively lower rate of increase in operating expenses compared to cost of revenues. In particular, selling and marketing expenses remained relatively stable in 2005 as compared with 2004, as a result of reduced marketing spending on brand advertising.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Total net revenues increased by 58.8% over the total revenues of RMB569.1 million for the preceding year to RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added and others constituted 65.8%, 17.3% and 16.9%, respectively, of our total net revenues in 2004. This compares with 35.7%, 15.2% and 49.1%, respectively, of our total revenues in 2003.

Online Games

Net revenues from online games increased by 192.4% to RMB594.3 million in 2004 from total revenues of RMB203.2 million in 2003. This increase was mainly due to the increase in popularity of Westward Journey Online II and the commercial launch of Fantasy Westward Journey in mid-January

2004. The number of peak concurrent players for Westward Journey Online II increased to approximately 349,000 in December 2004 from approximately 224,000 in December 2003, and the number of peak concurrent players for Fantasy Westward Journey was approximately 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 156,000 in December 2004 from approximately 127,000 in December 2003. The number of average concurrent users for Fantasy Westward Journey was 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these games throughout 2004, which was mainly attributable to the successful launching of new expansion packs for each game in the year. Revenues generated from Priston Tale, the MMORPG we licensed from a Korean developer and that we commercially launched in August 2002, accounted for only approximately 5.7% of our total revenues from online games in 2003 and 0.4% of our total net revenues from online games in 2004. We subsequently stopped charging users for Priston Tale in August 2004.

Advertising services

Net revenues from advertising services increased by 81.6% to RMB156.5 million in 2004 from total revenues of RMB86.2 million in 2003, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base. Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB386,000 in 2004 from RMB239,000 in 2003. The number of traditional advertisers using the NetEase websites increased to 370 in 2004 from 337 in 2003, with revenues from our top ten advertisers comprising 39.8% of our total advertising services revenues in 2004 as compared to 27.4% in 2003.

Wireless Value-Added and Others

Net revenue from wireless value-added and others decreased by 45.4% to RMB152.7 million from total revenues of RMB279.7 million in 2003. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to the following reasons:

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

In addition, revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 2.8% of our total revenues from wireless value-added and others in 2003 and 12.9% of our total net revenues from wireless value-added and others in 2004.

Cost of Revenues

Our cost of revenues increased by 63.5% to RMB183.8 million in 2004 from the aligned cost of revenues of RMB112.4 million in 2003 due primarily to increased cost of revenues for online games and wireless value-added and others. “Aligned cost of revenues” represent the “cost of revenues” as reported in the audited consolidated financial statements in 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), plus the business tax payable by us. This amount is equivalent to the “cost of revenues,” as reported in the audited consolidated financial statements in 2004 (after the adoption of FIN 46 and consolidation of our VIEs).

In 2004, costs relating to online games, advertising and wireless value-added and others represented 40.6%, 29.4% and 30.0% of total cost of revenues, respectively. This compares with 27.6%, 27.1% and 45.3% of the aligned cost of revenues, respectively, in 2003.

Online Games

Cost of revenues from our online games increased by 140.5% to RMB74.6 million in 2004 from the aligned cost of revenues of RMB31.0 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB19.5 million to RMB29.7 million in 2004 from RMB10.2 million in 2003 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game, offset in part by the decline in the popularity of Priston Tale.

•	Staff-related costs increased by RMB8.5 million to RMB10.8 million in 2004 from RMB2.3 million in 2003, as a result of the increase in the number of staff. The number of staff in our online games department increased from 106 as of December 31, 2003 to 368 as of December 31, 2004.

•	Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB5.2 million to RMB12.3 million in 2004 from RMB7.1 million in 2003. These payments are calculated on the basis of a percentage of revenues we earn from the games, and the increase in payments in 2004 was directly related to the increase in revenues from Westward Journey Online II due to its increased popularity in 2004. The increase was also due to the fact that the Fantasy Westward Journey was newly launched in January 2004, and there were no such costs associated with this game in 2003.

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased by RMB4.7 million to RMB9.5 million in 2004 from RMB4.8 million in 2003 due to increased production of cards in 2004.

•	Bandwidth and server custody fees increased by RMB1.4 million to RMB4.1 million in 2004 from RMB2.7 million in 2003.

Advertising Services

Cost of revenues from our advertising services increased 77.6% to RMB54.1 million in 2004 from the aligned cost of revenues of RMB30.4 million in 2003. The increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB11.6 million to RMB22.4 million in 2004, compared to RMB9.9 million in 2003, as a result of the expansion of the number of editors of the various content channels for the NetEase websites from 129 as of December 31, 2003 to 236 as of December 31, 2004.

•	Cost of third party content for the NetEase websites increased by RMB5.0 million to RMB9.4 million in 2004, compared to RMB4.4 million in 2003, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•	Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB4.3 million to RMB7.1 million in 2004 from RMB2.8 million in 2003 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

Wireless Value-added and Others

Cost of revenues from our wireless value-added and others increased 8.2% to RMB55.1 million in 2004 from the aligned cost of revenues of RMB50.9 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB7.3 million to RMB17.1 million in 2004 from RMB9.8 million in 2003 for the development of new fee-based premium services.

•	SMS network transmission fees increased by RMB5.0 million to RMB8.4 million in 2004 from RMB3.4 million in 2003 due to the provision of free SMS messaging through our instant messaging service, POPO.

•	Depreciation and amortization cost of computers and software increased by RMB1.9 million to RMB8.2 million in 2004 from RMB6.3 million in 2003.

•	We recorded a write-off of RMB2.8 million related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services.

These increases were partially offset by a combination of the following factors:

•	We ceased paying referral fees to third-party websites for introducing new wireless value-added services customers to us in June 2003. These amounted to RMB7.4 million in 2003, but we had no such expenses in 2004.

•	Business tax payable by us on intra-group revenues related to wireless value-added and others from our VIEs decreased by RMB7.0 million to RMB7.0 million in 2004 from RMB14.0 million in 2003 due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.”

Gross Profit

As a result of the strong revenue growth in 2004, our gross profit increased by 57.6% to RMB719.8 million in 2004 from RMB456.7 million in 2003.

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

	For the Year Ended December 31,
	2003	2004
	RMB	RMB
Gross profit:
Online game services	172,210,217	519,715,215
Advertising services	55,751,057	102,458,256
Wireless value-added and others	228,710,524	97,620,961

Total gross profit	456,671,798	719,794,432

Gross Margin:
Online game services	89.2%	92.0%
Advertising services	66.9%	68.6%
Wireless value-added and others	86.1%	67.0%

Total gross margin	84.2%	83.7%

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for wireless value-added and others outweighed the increases in gross margin for online game services and advertising services.

The increase in gross margin for online game services in 2004 was mainly due to increased revenue resulting from the increased popularity of Westward Journey Online II in 2004 and the commercial launching of Fantasy Westward Journey in January 2004, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of payments to celebrity spokespersons, staff-related costs and business tax payable on intra-group revenues. Except for the payments to the spokespersons, which increased proportionately to the increase in revenue, all of the other cost components increased at a much lower pace, resulting in the improvement in gross margin.

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

The gross margin for wireless value-added and others decreased in 2004 compared to 2003. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as a significant portion of the costs associated with those services, particularly allocated bandwidth, are fixed in nature.

Operating Expenses

Total operating expenses increased by 109.6% to RMB272.3 million in 2004 from RMB129.9 million in 2003. Operating expenses as a percentage of total revenue increased from 22.8% in 2003 to 30.1% as a percentage of total net revenues in 2004. The increase was driven by an increase in all categories of operating expenses, particularly selling and marketing expenses, which resulted from the ongoing expansion of our business. This increase was partially offset by a one-time settlement of US$2.0 million resulting from an insurance claim made by us which was related to the now-settled class action litigation in the United States that involved our company, the underwriters for our initial public offering and certain of our current and former officers and directors.

Selling and marketing expenses increased by 254.3% to RMB152.8 million in 2004 from RMB43.1 million in 2003 primarily due to the following reasons:

•	Additional marketing and promotional events during 2004 as compared to 2003. This resulted in an increase in marketing spending of approximately RMB91.2 million which was related primarily to the production costs and airing of TV commercials and the production and placement of outdoor billboard and bus advertisements as part of the marketing campaign for the launching of Fantasy Westward Journey, the revamping of the front pages of the NetEase websites and corporate branding.

•	Increase in staff-related costs of approximately RMB14.7 million as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2004 when compared to 2003.

General and administrative expenses increased by 50.3% to RMB101.6 million in 2004 from RMB67.6 million in 2003 primarily due to the following reasons:

•	Increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB13.0 million as a result of an increase in the number of employees.

•	Increase in legal and professional fees of approximately RMB5.5 million which were primarily attributable to the consultancy and legal fees payable to third parties for statutory compliance and other corporate matters.

•	Increase in allowance for doubtful accounts by RMB4.4 million to RMB8.0 million in 2004 from RMB3.6 million in 2003.

•	Amortization of the issuance costs related to our Zero Coupon Convertible Subordinated Notes due July 15, 2023 of approximately RMB4.3 million.

•	Increase in office rentals and office renovation costs for new offices in Guangzhou of approximately RMB2.5 million in 2004.

•	Increase in depreciation charges for office equipment and other miscellaneous administrative costs of approximately RMB2.3 million.

Research and development expenses increased 79.7% to RMB34.4 million in 2004 from RMB19.1 million in 2003. This increase was primarily due to the increase in research and development staff-related costs of RMB14.0 million stemming largely from the recruitment of programmers and technicians to assist our online games and wireless value-added and other fee-based premium services business.

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

As of December 31, 2004, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB74.4 million. After providing for doubtful accounts in the amount of RMB18.1 million, the net balance of accounts receivable was RMB56.3 million as of December 31, 2004. All of the RMB18.1 million allowance for doubtful accounts represented general provisions (as opposed to specific provisions for specific debtors).

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

As of December 31, 2004, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB7.8 million, representing 10.5% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income and expenses in 2004 mainly consisted of interest income. Interest income increased to RMB22.3 million in 2004 from RMB11.3 million in 2003, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income increased to RMB3.5 million in 2004 from RMB0.5 million in 2003, mainly due to interest income generated from investments in US treasury notes and bonds. Interest expense increased to RMB3.9 million in 2004 from nil in 2003, mainly due to the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due because we were not able to register the notes with the SEC by the contractually required deadline.

Income Tax

Income tax increased to RMB28.6 million in 2004 from RMB21.1 million in 2003. The increase was mainly due to an increase in revenues and taxable income in 2004. Our effective tax rate in 2004 was 6.1%, which reflects the effect of tax holidays and lower tax rates applicable to our subsidiaries, NetEase Beijing and Guangzhou Interactive. Our effective tax rate for 2003 was also 6.1%.

Net Profit

As a result of the foregoing, net profit increased by 36.7% to RMB441.4 million in 2004 from RMB322.9 million in 2003. Net profit increased at a slower rate than gross profit for the year ended December 31, 2004, principally because of the relatively higher rate of increase in operating expenses compared to gross profit. In particular, marketing expenses increased significantly in 2004, as we increased our marketing activities to promote awareness of our company and our services.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2005 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:

Online game services	262,142,134	343,709,567	372,681,557	400,942,544
Advertising services	45,275,474	53,441,219	73,395,974	69,087,777
Wireless value-added and others	20,269,101	19,727,359	16,513,205	17,232,471

	327,686,709	416,878,145	462,590,736	487,262,792
Business tax	(19,010,880)	(24,159,422)	(19,146,596)	(19,738,004)

Net revenues	308,675,829	392,718,723	443,444,140	467,524,788

Cost of revenues:
Online game services	(27,344,458)	(31,875,924)	(37,028,524)	(41,052,587)
Advertising services	(15,204,645)	(18,540,302	(21,393,626)	(23,450,822)
Wireless value-added and others	(12,920,907)	(15,508,221)	(14,108,027)	(16,808,930)

Total cost of revenues	(55,470,010)	(65,924,447)	(72,530,177)	(81,312,339)

Gross profit	253,205,819	326,794,276	370,913,963	386,212,449

Operating expenses:
Selling and marketing expenses	(33,204,422)	(35,175,606)	(45,833,299)	(37,979,095)
General and administrative expenses	(23,884,696)	(30,312,663)	(31,565,291)	(32,179,955)
Research and development expenses	(33,439,354)	(14,606,721)	(17,349,717)	(24,774,299)

Total operating expenses	(90,528,472)	(80,094,990)	(94,748,307)	(94,933,349)

Operating profit	162,677,347	246,699,286	276,165,656	291,279,100

Other income (expenses):
Investment income	536,324	433,141	332,510	—
Interest income	9,937,045	12,694,680	15,027,087	20,411,335
Interest expenses	(344,859)	—	—	—
Other, net	(28,528)	(70,868)	(6,320,579)	(2,481,486)

Profit before tax	172,777,329	259,756,239	285,204,674	309,208,949

Income tax expenses	(18,899,496)	(16,957,276)	(26,562,308)	(32,537,941)

Net profit	153,877,833	242,798,963	258,642,366	276,671,008

B. LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB1,104.8 million (US$136.9 million), RMB614.2 million and RMB373.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, cash provided by operating activities consisted primarily of our operating profit of RMB932.0 million (US$115.5 million), adjusted for:

•	an increase in accounts payable and other liabilities totaling RMB163.7 million (US$20.3 million),

•	depreciation and amortization charges of RMB48.7 million (US$6.0 million),

•	an increase in deferred tax assets of RMB19.9 million (US$2.5 million).

•	an increase in accounts receivable of RMB16.9 million (US$2.1 million),

•	an increase in prepayments and other current assets of RMB13.1 million (US$1.6 million), and

•	an increase in exchange losses of RMB8.4 million (US$1.0 million).

For the year ended December 31, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB441.4 million, adjusted for:

•	depreciation and amortization charges of RMB34.3 million,

•	an increase in provisions for doubtful debts of RMB8.0 million,

•	an increase in accounts payable and other liabilities totaling RMB112.8 million,

•	a decrease in accounts receivable of RMB7.6 million,

•	a decrease in prepayments and other current assets of RMB0.4 million, and

•	a decrease in deferred tax assets of RMB9.7 million.

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

Investing Activities

Cash used in investing activities was RMB1,618.7 million (US$200.6 million) for the year ended December 31, 2005, cash provided by investing activities was RMB105.8 million for the year ended December 31, 2004, and cash used in investing activities was RMB360.3 million for the year ended December 31, 2003. For the year ended December 31, 2005, cash used in investing activities mainly consisted of an increase in time deposits of RMB1,692.5 million (US$209.7 million) and the purchase of fixed assets of RMB92.6 million (US$11.5 million), partially offset by a decrease in held-to-maturity investments of RMB165.5 million (US$20.5 million). For the year ended December 31, 2004, cash provided by investing activities mainly consisted of a decrease in held-to-maturity investments of RMB166.6 million, offset in part by the purchase of fixed assets of RMB60.1 million. For the year ended December 31, 2003, cash used in investing activities mainly consisted of the purchase of held-to-maturity investments of RMB332.1 million and fixed assets of RMB27.8 million.

Financing Activities

Cash provided by financing activities was RMB105.5 million (US$13.1 million), RMB32.0 million and RMB781.4 million for the years ended December 31, 2005, 2004 and 2003. For the year ended December 31, 2005, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB105.8 million (US$13.1 million). For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million and an increase in other long-term payables of RMB1.3 million. For the year ended December 31, 2003, cash provided by financing activities mainly consisted of the proceeds from the issuance of convertible notes of RMB827.7 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB15.1 million, which was offset in part by the use of cash for the repurchase of Series B preference shares issued in 2000 of RMB38.2 million.

Although we have been profitable in the last three fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses and our general and administrative expenses have remained relatively high due primarily to staff costs and promotional activities, while our revenues from advertising and wireless value-added services have declined significantly in the last several years. Further, although our revenue has grown significantly in the last three fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of December 31, 2005, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

C. RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2003, 2004 and 2005, we spent RMB19.1 million, RMB34.4 million and RMB90.2 million (US$11.2 million), respectively, on research and development activities.

D. TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•	We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. In particular, the online game industry in China appears to be entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market during 2004 and thereafter. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

•	Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes additional steps to slow the growth in this market. We may not be able to adequately respond to any such regulatory changes in the online games market.

•	The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

•	The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

•	A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase websites visible and prominent.

•	We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to the ongoing increase in the number of users for our free e-mail service and increasing bandwidth fees resulting from increased usage of the NetEase websites.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2005 (in U.S. dollars):

	Long-term payables	Operating lease commitments	Server custody fee commitments	Capital commitments	Total
Less than one year	16,236	1,994,124	3,501,716	1,568,693	7,080,769
1 - 3 years	27,692	2,394,386	—	—	2,422,078
3 - 5 years	—	—	—	—	—
More than 5 years	1,387,822	—	—	—	1,387,822

Total	1,431,750	4,388,510	3,501,716	1,568,693	10,890,669

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB8.4 million (US$1.0 million) exchange loss in 2005. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees. Upon adoption of SFAS 123R, the Company will continue to amortize stock compensation expense related to options granted before December 31, 2005 using the accelerated method. For options and other equity-based awards granted after December 31, 2005, the Company will amortize stock compensation expense using the straight-line method. We expect the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in 2006 of approximately RMB116 million. Our actual stock compensation expense in 2006 could differ materially from this estimate depending on the timing and magnitude of new awards, the number and mix of new awards, changes in the market price or the volatility of our shares, as well as unanticipated changes in our workforce.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS 154 will have a material effect on our financial position, cash flows or results of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our directors and executive officers, their ages as of May 31, 2006 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	34	Director and Chief Executive Officer
Denny Lee	38	Director and Chief Financial Officer
Michael Tong	35	Director and Co-Chief Operating Officer
Donghua Ding (1)	68	Director
Lun Feng	46	Director
Michael Leung (1)	52	Director
Joseph Tong (1)	43	Director
Zhonghui Zhan	34	Co-Chief Operating Officer

(1)	Member of the audit, compensation and nominating committees.

Biographical Information

William Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

Michael Tong became an Executive Director of our company in June 2003 and our Chief Operating Officer in July 2004. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

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

Lun Feng has served as a director since July 2005. He has been the Chairman of Beijing Vantone Real Estate Co., Ltd., a private real estate investment company in China, since 1991. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as a director since July 2002. From October 2001 until October 2004 and again from September 2005 until the present time, Mr. Leung has served as a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung in October 2001. From November 2004 until September 2005, he served as a director of AR Evans Capital Ltd., a Hong Kong-based investment bank, where he provided investment advisory services. From April 2002 until October 2004, he also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

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

Zhonghui Zhan joined our company in October 1999 and has served in various positions, including most recently as a Senior Vice President in our game development group. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary Content Delivery System. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B. Compensation

Compensation to our Directors

In 2005, we paid each of Michael Leung, Joseph Tong and Donghua Ding the amount of US$3,300 per month for their services as non-executive directors for a total of US$39,600 each. We also paid Ronald Lee US$3,300 per month until he resigned from our board in July 2005, for a total of US$23,100.

In addition, in 2005 we paid each of Ming-Yong Chen (who joined our board in August 2005 and resigned in March 2006) and Lun Feng US$1,000 per month since August 2005 for their services as non-executive directors for a total of US$5,000 each. We also paid Donghua Ding, Ming-Yong Chen and Feng Lun US$8,765, US$954 and US$954 for Chinese individual income taxes on their behalf, respectively. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2005. In 2005, we also granted stock options under our 2000 Stock Incentive Plan to two of our executive directors, Denny Lee and Michael Tong, as set forth in the table entitled “Option Grants in Last Fiscal Year” below.

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

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2003, 2004 and 2005 to our executive officers:

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)(1)	Securities Underlying Options (#)	All Other Compensation (US$)
William Ding (2)	2005	5,632		—	—	—
Chief Executive	2004	1,450		—	—	—
Officer and a Director	2003	29,300		—	—	—
Denny Lee	2005	248,342	(3)	240,000	5,000,000	—
Chief Financial	2004	247,032	(4)	190,000	15,000,000	—
Officer and a Director	2003	206,750	(5)	160,000	8,000,000	14,668	(6)
Michael Tong Chief Operating	2005	216,073	(7)	240,000	5,000,000	—
Officer and a	2004	204,754	(8)	190,000	15,000,000	—
Director	2003	110,523	(9)	75,000	10,000,000	—
Ted Sun (10)	2005	170,909		—	—	—
Former Acting Chief	2004	240,000		—	15,000,000	—
Executive Officer and a Director	2003	232,230	(11)	220,000	10,000,000	65,326	(12)

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.

(2)	Mr. Ding was appointed our Chief Executive Officer in November 2005.
(3)	Includes a housing allowance of US$30,542 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(4)	Includes a housing allowance of US$29,232 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(5)	Includes a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(6)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Lee.
(7)	Includes a housing allowance of US$24,073 paid by our company on behalf of Mr. Tong.
(8)	Includes a housing allowance of US$12,754 paid by our company on behalf of Mr. Tong.
(9)	Includes a housing allowance of US$6,159 paid by our company on behalf of Mr. Tong.
(10)	Mr. Sun served as our Acting Chief Executive Officer from September 2001 until his death in September 2005.
(11)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share over an 18-month period commencing in 2001. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2003, we paid Mr. Sun US$16,230 to purchase 2,500,000 of such shares in accordance with his subscription schedule. This cash amount is included as salary for 2003. In addition, the entry in this column for 2003 also includes Mr. Sun’s base salary and a housing allowance of US$18,767 paid by our company on behalf of Mr. Sun in that year.
(12)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Sun.

Employment Agreements

We have entered into employment and related agreements with William Ding, Denny Lee, Michael Tong and Zhonghui Zhan, as described below.

William Ding. In August 1999, we entered into an employment agreement with Mr. Ding which provided for an initial annual salary of US$85,000, plus a discretionary bonus, if any. This employment agreement was amended on May 1, 2003 to lower such salary to RMB1,000 per month and again on November 25, 2005 to increase his salary to RMB30,000 per month. Under this employment agreement, Mr. Ding is obligated to keep all proprietary information regarding our company confidential, except in limited circumstances. He is further precluded during his employment with us from carrying on or being employed by any business in China which is in competition with us or, directly or indirectly, solicit away from our company any of our existing or prospective clients or customers.

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2003, 2004 and 2005 were US$160,000, US$190,000 and US$240,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

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

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonuses in 2003, 2004 and 2005 were US$75,000, US$190,000 and US$240,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

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

Zhonghui Zhan. In May 2006, we entered into a new employment agreement with Zhonghui Zhan in connection with his promotion to the position of Co-Chief Operating Officer. The employment agreement provides for an annual salary of RMB456,000, plus a discretionary bonus to be determined by our company. Mr. Zhan is also entitled to receive tax advisory services reimbursement up to RMB30,000 per year. If Mr. Zhan is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between May 2006 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in his employment agreement).

Mr. Zhan is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason. Mr. Zhan has also entered into a key employee invention assignment and confidentiality agreement in which he agrees to assign all rights in company-related inventions to us, and to keep our proprietary information confidential.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our current Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officer and our former Acting Chief Executive Officer during 2005:

	Individual Grants
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
Name							5%		10%
William Ding	—		—		—	—		—		—
Denny Lee	5,000,000		6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455
Michael Tong	5,000,000		6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455
Ted Sun	5,000,000	(4)	6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455

(1)	Based on a total of 72,490,000 options granted to employees of NetEase in 2005, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
(3)	The potential realizable value is net of exercise price and is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.
(4)	Such options terminated following Mr. Sun’s death in September 2005.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our current Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officer and our former Acting Chief Executive Officer during 2005. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2005, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2005.

	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2005 (#)			Value of Unexercised In-the-Money Options at December 31, 2005 (US$) (2)
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
William Ding	—	—	—		—	—	—
Denny Lee	9,750,000	4,299,100	0		20,250,000	0	5,124,775
Michael Tong	6,250,000	2,815,125	0		21,250,000	0	4,856,375
Ted Sun	5,000,000	1,761,500	3,750,000	(3)	0	980,625	0

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date. The tax consequences applicable to the option grantees arising as a result of the option exercises and sales have not been taken into account.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$14.04 per ADS on the Nasdaq National Market on December 31, 2005, less the exercise price of the applicable option.
(3)	As of December 31, 2005, such options were exercisable by the trustee of Mr. Sun’s estate, but they subsequently terminated unexercised in accordance with the terms of such options.

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

The Amended Plan continues to be administered by our board, and it has delegated the power to award options under those plans for non-executive officers to NetEase’s chief executive officer.

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

C. Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management” above.

During the year 2005, our board met in person or passed resolutions by unanimous written consent eight times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on June 23, 2005.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Messrs. Donghua Ding, Michael Leung and Joseph Tong are currently the members of all three committees.

In 2005, the audit committee met in person or passed resolutions by unanimous written consent five times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee was reformed in 2005, and it did not hold any meetings in that year. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

The nominating committee was formed in July 2005, and did not meet in person or pass resolutions by written consent in 2005. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

The audit, compensation and nominating committees are composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all such members are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

Compensation Committee Interlocks

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

D. Employees

At December 31, 2003, 2004 and 2005, we had 620, 1,314 and 1,601 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2005:

Accounting department	26
Administration	18
Advertising sales department	92
Content	250
Customer service	43
Human resources	7
Investor relations	2
Legal	9
Marketing	14
Online game department	620
Product quality control and promotion	5
Product development	220
Technology	80
Wireless department	196
Other	19

Total	1,601

In addition, at December 31, 2005, we had 448 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2006 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of May 31, 2006, 3,282,637,100 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1) c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,506,000,000	45.9%
Legg Mason, Inc. (2) 100 Light Street, Baltimore, Maryland 21202	228,530,000	7.0%

Executive Officers and Directors (3)
Denny Lee	2,250,000		*
Michael Tong (4)	3,750,000		*
Zhonghui Zhan (5)	2,105,000		*
Donghua Ding	—	—
Lun Feng	—	—
Michael Leung	—	—
Joseph Tong	—	—
All current directors and executive officers as a group (8 persons) (6)	1,514,105,000	46.1%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Executive Officer and a director.
(2)	Includes 425,000 ordinary shares held by LMM, LLC, 170,000,000 ordinary shares held by Smith Barney Fund Management, LLC and 58,105,000 ordinary shares held by Citigroup Asset Management Limited, which are affiliated with Legg Mason, Inc. This share information is as of March 31, 2006 and is based upon a report on Schedule 13F filed by Legg Mason, Inc. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Legg Mason, Inc.
(3)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.
(4)	Includes 1,250,000 shares subject to stock options exercisable within 60 days of May 31, 2006, which have an exercise price of US$0.4863 per ordinary share and an expiration date of May 13, 2010.

(5)	Includes 100,000, 1,750,000 and 255,000 shares subject to stock options exercisable within 60 days of May 31, 2006, which have an exercise price of US$0.0219, US$0.1100 and US$0.4863 per ordinary share, respectively, and an expiration date of January 23, 2007, March 4, 2008 and May 13, 2010, respectively.
(6)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 3,355,000 shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2006.

As of May 31, 2006, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of May 31, 2006, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 74,668,186 ADSs were outstanding, of which approximately 74,666,982 ADSs were held by 22 U.S. holders of record.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou NetEase, which is 90% owned by our founder, Chief Executive Officer, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and NetEase Beijing entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

•	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for license fees of RMB10,000 per year. NetEase may waive this fee at any time.

•	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee at any time.

•	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee at any time.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing provides Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase pays monthly service fees to NetEase Beijing based on the actual operating circumstances of the parties. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou NetEase.

•	Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising. NetEase Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase websites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase websites, and NetEase Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to NetEase Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising’s advertising revenue, net of the related business tax and cultural development fee. NetEase Beijing may unilaterally adjust such fees.

•	Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•	Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou NetEase sells all of the banner space on the NetEase websites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

By supplemental agreements entered into between the relevant parties in August 2005, the respective terms of the foregoing agreements are automatically renewable for successive one year terms, unless NetEase objects to such renewal.

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

•	Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•	Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented in May and July 2004 to extend to the agreements with Ling Yi and the agreements with Guangzhou Interactive described below.

In October 2003, we also established a new affiliated entity in China, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and we entered into a series of agreements with that entity in May 2004, which are described below. Ling Yi has a license to provide Internet content, and it currently provides a small portion of our wireless value-added services, which constitutes an insignificant amount of our total revenue. We believe that the terms of each agreement with Ling Yi are no less favorable than the terms that we could obtain from disinterested third parties.

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

Lease of Property in Guangzhou Province

We intend to enter into a lease for approximately 20,000 square meters of office space located in Guangzhou Province which is owned by a third party property developer. Title for the property has not yet been granted by the local government authorities, and William Ding, our Chief Executive Officer, director and major shareholder, has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title. In addition, Mr. Ding has paid a deposit to the property developer and agreed to purchase the property once the title is issued.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

As previously disclosed by us, the staff of the U.S. Securities and Exchange Commission (SEC) conducted an investigation related to our restatement of our financial statements for the year ended December 31, 2000. On February 27, 2006, the SEC filed a settled action against our company alleging that we materially overstated our revenues and understated our net loss by improperly recognizing revenue in 2000 and 2001.

In its complaint, the SEC alleges that, among other things, NetEase employees circumvented the company’s internal accounting controls and falsified the company’s books and records in connection with hundreds of advertising and e-commerce contracts in 2000 and 2001. Without admitting or denying the allegations in the SEC’s complaint, NetEase consented to entry of a final judgment permanently enjoining the company from violating reporting, books and records, and internal control provisions of the federal securities laws, specifically, Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-16 and 13b2-1 thereunder. The settlement has been approved by the relevant U.S. federal court.

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

Item 9. The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

American Depositary Shares, or ADSs, have been listed on the Nasdaq National Market since June 30, 2000. Information relating to our ADSs has been restated to give effect to the ADS ratio change from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares effective March 27, 2006. The ADS ratio change had the effect of a four-for-one share split. Our ADSs trade under the symbol “NTES.” Trading in our ADSs was suspended by the Nasdaq National Market from September 4, 2001 until January 2, 2002 during Nasdaq’s investigation into the circumstances which necessitated the restatement of our 2000 financial statements.

The following table provides the high and low prices for our ADSs on the Nasdaq National Market for (1) each of the most recent five financial years, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2001 (January 1, 2001 through September 4, 2001)	$0.82	$0.13
2002	$3.44	$0.16
2003	$18.00	$2.53
2004	$14.62	$7.04
2005	$24.00	$9.39

Quarterly highs and lows
First Quarter 2004	$14.62	$9.28
Second Quarter 2004	$14.29	$8.93
Third Quarter 2004	$10.31	$7.04
Fourth Quarter 2004	$13.94	$9.23
First Quarter 2005	$13.45	$9.39
Second Quarter 2005	$15.40	$11.69
Third Quarter 2005	$24.00	$13.38
Fourth Quarter 2005	$23.87	$13.79
First Quarter 2006	$25.49	$14.07

Monthly highs and lows
December 2005	$14.85	$13.96
January 2006	$18.23	$14.07
February 2006	$22.79	$17.45
March 2006	$25.49	$20.60
April 2006	$25.25	$20.86
May 2006	$23.74	$20.25

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report on Form 20-F.

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

These new regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions.”

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualifications herein, it represents the opinion of Morrison & Foerster LLP, our special U.S. counsel.

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

The amount of allowable foreign tax credits in any taxable year cannot exceed the U.S. tax liability of the U.S. Holder attributable to foreign source taxable income. Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will consist of only “passive income” and “general category income.” Financial services income may be treated as “general category income” if the U.S. Holder meets certain requirements. A U.S. Holder that (i) has held the shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares.

If we are classified as a “controlled foreign corporation,” distributions of current or accumulated earnings and profits will be treated as U.S. source income and non-U.S. source income based on the proportion of our earnings and profits in the year of distribution allocable to U.S. and non-U.S. sources. To the extent foreign taxes are allocable to non-U.S. source income under these rules they will not be creditable against a U.S. Holder’s U.S. federal income tax liability. We will be a controlled foreign corporation if 50 percent or more of the voting power or value of our shares is owned directly or indirectly by United States persons. For this purpose only United States persons owning 10 percent or more of the voting power of our shares are counted. Approximately 46% of our shares are owned indirectly by Mr. William Ding so that it is possible we could be a controlled foreign corporation if Mr. William Ding was or became a United States person, which would occur if he was or became a U.S. citizen or resident. Mr. William Ding has advised us that he is not a U.S. citizen or resident and that he has no present intention of becoming a U.S. citizen or resident.

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

Passive Foreign Investment Company

It is possible we were a passive foreign investment company for U.S. federal income tax purposes for certain of our prior taxable years. Although we believe that we were not a passive foreign investment company in subsequent years, we cannot be certain whether the U.S. Internal Revenue Service would agree with that determination. If we are a passive foreign investment company in any year in which a U.S. Holder holds the shares, the U.S. Holder will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition at a gain of shares, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

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

The determination that we were not a passive foreign investment company for 2005 is based on our conclusion that the income generated by the agreements between us and certain of our subsidiaries, on the one hand, and our affiliated Chinese entities, on the other hand, constitutes active income and on our valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the average of the quarterly selling prices of the shares for the relevant year and have made a number of assumptions regarding the amount of this value allocable to goodwill. While we believe our conclusions regarding the nature of our income and the approach to valuing our assets are reasonable, the relevant authorities in this area are unclear, and our determination is not binding on the Internal Revenue Service. Accordingly, we cannot assure you that we were not a passive foreign investment company for certain of our prior taxable years, and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2006 taxable year. In addition, valuation of our assets at fair market value is permitted by the Code only so long as we are not a “controlled foreign corporation” under the Code. As previously noted under Taxation of Dividends, it is possible we could be a controlled foreign corporation if Mr. William Ding is or became a U.S. citizen or resident.

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

A U.S. Holder who holds shares in any year in which we are a passive foreign investment company will be subject to the rules described above even if we cease to be a passive foreign investment company and would be required to file IRS Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares. U.S. Holders are urged to consult their tax advisors including the advisability of making a “protective” qualified electing fund election or an election to mark the shares to market on an annual basis.

Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income tax on dividends paid by us unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and, in the case of a Non-U.S. Holder resident in a country with a treaty with the United States, the dividend is attributable to a U.S. permanent establishment.

Similarly, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of the shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and, in the case of Non-U.S. Holder resident of a country with a treaty with the United States, the gain is attributable to a U.S. permanent establishment. If the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist, gain attributable to the sale or other disposition of the shares may be subject to U.S. withholding tax. Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange or redemption of shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The current back-up withholding rate is 28% for taxable years through 2010. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

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

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Office, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-11724) (the “Registration Statement”) for our initial public offering of 4,500,000 American Depositary Shares, each representing 100 of our ordinary shares (without taking into account our ADR ratio change effected on March 27, 2006), for an aggregate offering price of US$69.75 million. Our Registration Statement was declared effective by the SEC on June 29, 2000.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

William Ding, our Chief Executive Officer, and Denny Lee, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the fiscal year covered by this annual report. They have concluded that such disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the course of its audit of our 2005 financial statements, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, our independent auditors, identified several areas of our internal controls relating to financial reporting matters that require improvement. These areas include documenting and implementing certain entity level policies and procedures and improving the controls and infrastructure of our computer systems, including our financial reporting systems. Our staff is working to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these requirements and are monitoring our program to make the required improvements.

Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2005, we continued the improvement of our internal controls and prepared for compliance with Section 404 of the Sarbanes-Oxley Act. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act and after the effectiveness of the same, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take correcting actions accordingly.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Joseph Tong qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Tong is “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc.

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

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company during 2004 and 2005.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2004 (1)	2005 (1)
Audit fees (2)	$350	$550
Audit-related fees (3) -	150	—
Tax fees (4)	86	50
Others (5)	1	50
Total	$587	$650

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$56,000 in 2004 and US$79,000 in 2005.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

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

Item 18. Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 3.2 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.3	Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated November 25, 2005

4.4	Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.5	Employment Agreement dated June 25, 2002 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6	Employment Agreement dated May 17, 2006 between NetEase.com, Inc. and Zhonghui Zhan

4.7	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.8	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10	Supplemental Agreement (to Copyright License Agreement, Domain Name License Agreement and Exclusive Technical Services Master Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.11	Exclusive Technical Services Master Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement, the Trademark License Agreement and the Exclusive Technical Services Master Agreement, each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.13	Exclusive Consulting and Services Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.14	Notice of Renewal dated April 2, 2001 relating to the Exclusive Consulting and Services Agreement dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.16 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.15	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.16	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.17	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.18	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.19	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.20	Tenancy Agreement dated January 5, 2006 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Torch Innovation Technology Development Co., Ltd.

4.21	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.22	Agreement dated May 11, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.23	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.24	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.25	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.26	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.27	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.28	Supplemental Agreement dated June 15, 2000 (supplementing the Exclusive Consulting and Services Agreement dated February 3, 2000), between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.29	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.30	Registration Rights Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC (incorporated by reference to Exhibit 4.3 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.31	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.32	Lease Contract dated November 25, 2003 between Beijing Qingyun International Research and Development Center (with supplemental agreement dated November 25, 2003) (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

4.33	Technical Services Agreement dated July 20, 2004 by and between Guangzhou NetEase Interactive Entertainment Limited and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.34	Consulting and Services Agreement dated July 20, 2004 by and between Guangzhou NetEase Interactive Entertainment Limited and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.35	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.36	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.37	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.38	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

8.1	Subsidiaries of NetEase.com, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of Commerce & Finance Law Office

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ William Ding
William Ding
Chief Executive Officer

Date: June 29, 2006

NETEASE.COM, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statements Schedule I as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statements Schedule I are the responsibility of NetEase.com, Inc.’s management. Our responsibility is to express an opinion on these financial statements and Financial Statements Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

June 26, 2006

Consolidated Balance Sheets

	Note		December 31, 2004	December 31, 2005	December 31, 2005
			RMB	RMB	US$
Assets

Current assets:
Cash	2	(f)	2,123,891,537	1,685,744,081	208,885,044
Time deposits	2	(f)	—	1,691,976,255	209,657,289
Held-to-maturity investments	4		165,532,000	—	—
Account receivable, net	6		56,304,762	69,631,541	8,628,230
Prepayments and other current assets	5		20,722,068	30,021,448	3,720,038
Deferred tax assets	9	(c)	—	19,929,499	2,469,517

Total current assets			2,366,450,367	3,497,302,824	433,360,118

Non-current assets:
Rental deposit			2,140,394	1,341,162	166,187
Property, equipment and software, net	7		77,303,013	126,341,533	15,655,316
Deferred assets	2	(o)	4,246,624	—	—

Total non-current assets			83,690,031	127,682,695	15,821,503

Total assets			2,450,140,398	3,624,985,519	449,181,621

Liabilities & Shareholders’ Equity

Current liabilities:
Accounts payable			19,344,096	28,848,690	3,574,718
Salary and welfare payable	8		36,283,138	46,438,269	5,754,290
Taxes payable	10		44,009,342	83,828,862	10,387,458
Deferred revenue	12		134,896,863	231,670,971	28,706,968
Deferred tax liabilities	9	(c)	—	3,940,854	488,322
Accrued liabilities	11		22,961,861	20,751,404	2,571,362

Total current liabilities			257,495,300	415,479,050	51,483,118

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	13		827,650,000	806,858,596	99,980,000
Other long-term payable			11,749,578	11,554,512	0 1,431,750

Total long-term payable			839,399,578	818,413,108	101,411,750

Total liabilities			1,096,894,878	1,233,892,158	152,894,868

Commitments and contingencies	17
Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,263,526,525 shares issued and outstanding as of December 31, 2005	14		2,635,419	2,700,407	334,615
Additional paid-in capital	14		1,023,954,160	1,129,733,009	139,988,229
Statutory reserves	2	(n)	90,882,108	135,238,835	16,757,804
Deferred compensation	15	(b)	(13,835)	—	—
Translation adjustments			210,838	210,838	26,125
Retained earnings			235,576,830	1,123,210,272	139,179,980

Total shareholders’ equity			1,353,245,520	2,391,093,361	296,286,753

Total liabilities and shareholders’ equity			2,450,140,398	3,624,985,519	449,181,621

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

	Note		For the year ended December 31,
			2003	2004	2005	2005
			RMB	RMB	RMB	US$
Revenues:	18
Online game services			203,246,114	628,936,223	1,379,475,803	170,934,525
Advertising services			86,183,733	171,054,305	241,200,444	29,887,790
Wireless value-added services and others			279,659,170	158,310,317	73,742,136	9,137,585

			569,089,017	958,300,845	1,694,418,383	209,959,900
Business tax	9	(b), 18	(26,954,502)	(54,703,018)	(82,054,902)	(10,167,642)

Net revenues	18		542,134,515	903,597,827	1,612,363,481	199,792,258

Cost of revenues	18		(85,462,717)	(183,803,395)	(275,236,973)	(34,105,347)

Gross profit			456,671,798	719,794,432	1,337,126,508	165,686,911

Operating expenses:
Selling and marketing expenses			(43,135,804)	(152,842,334)	(152,192,422)	(18,858,569)
General and administrative expenses			(67,634,599)	(101,631,070)	(117,942,605)	(14,614,583)
Research and development expenses			(19,120,827)	(34,362,806)	(90,170,092)	(11,173,216)
Insurance claims settlement for the now-settled class action litigation	18		—	16,553,200	—	—

Total operating expenses			(129,891,230)	(272,283,010)	(360,305,119)	(44,646,368)

Operating profit			326,780,568	447,511,422	976,821,389	121,040,543
Other income (expenses):
Investment income			538,278	3,522,169	1,301,975	161,331
Interest income			11,273,685	22,333,511	58,070,148	7,195,627
Interest expenses			—	(3,877,129)	(344,859)	(42,732)
Exchange losses			—	—	(8,360,834)	(1,036,013)
Other, net			5,410,171	507,428	(540,628)	(66,991)

Profit before tax			344,002,702	469,997,401	1,026,947,191	127,251,765
Income tax expense	9		(21,129,978)	(28,576,719)	(94,957,022)	(11,766,378)

Net profit			322,872,724	441,420,682	931,990,169	115,485,387

Other comprehensive loss Currency translation adjustments			(18,072)	—	—	—
Comprehensive income			322,854,652	441,420,682	931,990,169	115,485,387

Net earnings per share, basic	16		0.10	0.14	0.29	0.04

Net earnings per ADS, basic	2	(m)	2.59	3.49	7.22	0.90

Net earnings per share, diluted	2	(m), 16	0.10	0.13	0.26	0.03

Net earnings per ADS, diluted	2	(m)	2.43	3.24	6.59	0.82

Weighted average number of ordinary shares outstanding, basic	16		3,122,257,952	3,157,841,781	3,225,684,510	3,225,684,510

Weighted average number of ADS outstanding, basic	2	(m)	124,890,318	126,313,671	129,027,380	129,027,380

Weighted average number of ordinary shares outstanding, diluted	2	(m), 16	3,353,659,329	3,491,430,437	3,565,412,019	3,565,412,019

Weighted average number of ADS outstanding, diluted	2	(m)	134,146,373	139,657,217	142,616,481	142,616,481

Share compensation cost included in:	15	(b)
General and administrative expenses			(151,166)	(55,340)	(13,835)	(1,714)
Research and development expenses			(88,236)	—	—	—

			(239,402)	(55,340)	(13,835)	(1,714)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Retained Earnings/ (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	—	(437,834,468)	228,910	581,023,752
Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (see Note 14)	(27,142,000)	(22,891)	(71,248,494)	33,113,848	—	—	—	—	(38,157,537)
Ordinary shares issued to a senior officer of the Company as compensation (see Note 14)	2,500,000	2,070	(2,070)	—	134,060	—	—	—	134,060
Ordinary shares issued for services to be provided by certain employees (see Note 14)	853,952	707	(707)	—	88,236	—	—	—	88,236
Share compensation cost	—	—	—	—	111,856	—	—	—	111,856
Reversal of deferred compensation arising from options due to employee resignation	—	—	(166,162)	—	71,412	—	—	—	(94,750)
Appropriation to statutory reserves	—	—	—	—	—	33,699,834	(33,699,834)	—	—
Ordinary shares issued upon exercise of employee stock options	52,583,700	43,327	15,020,819	—	—	—	—	—	15,064,146
Net profit	—	—	—	—	—	—	322,872,724	—	322,872,724
Translation adjustments	—	—	—	—	—	—	—	(18,072)	(18,072)

Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415

Ordinary shares issued upon exercise of employee stock options	55,209,000	45,663	30,699,420	—	—	—	—	—	30,745,083
Share compensation cost	—	—	—	—	55,340	—	—	—	55,340
Appropriation to statutory reserves	—	—	—	—	—	57,182,274	(57,182,274)	—	—
Net profit	—	—	—	—	—	—	441,420,682	—	441,420,682

Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520

Ordinary shares issued upon exercise of employee stock options	79,317,800	64,954	105,617,445	—	—	—	—	—	105,682,399
Ordinary shares issued upon conversion of zero coupon convertible subordinated notes	41,536	34	161,404	—	—	—	—	—	161,438
Share compensation cost	—	—	—	—	13,835	—	—	—	13,835
Appropriation to statutory reserves	—	—	—	—	—	44,356,727	(44,356,727)	—	—
Net profit	—	—	—	—	—	—	931,990,169	—	931,990,169

Balance as of December 31, 2005	3,263,526,525	2,700,407	1,129,733,009	—	—	135,238,835	1,123,210,272	210,838	2,391,093,361

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	322,872,724	441,420,682	931,990,169	115,485,387
Adjustments for:
Depreciation	17,429,212	26,452,040	40,904,586	5,068,596
Share compensation cost	239,402	55,340	13,835	1,714
Provision for doubtful debts	3,551,682	7,953,883	3,561,765	441,348
Amortization of issuance cost of convertible note	3,511,275	7,840,069	7,755,532	961,009
Exchange losses	—	—	8,360,834	1,036,013
(Increase) decrease in accounts receivable	—	7,568,165	(16,888,544)	(2,092,705)
(Increase) decrease in prepayments and other current assets	(5,798,662)	423,383	(13,134,958)	(1,627,587)
Decrease in due from/to related parties	25,661,649	—	—	—
Decrease in deferred assets	—	—	326,670	40,479
(Increase) decrease in deferred tax assets	(7,273,655)	9,669,543	(19,929,499)	(2,469,517)
Increase in accounts payable	3,288,082	6,009,418	12,823,515	1,588,996
Increase in salary and welfare payable	1,382,244	14,103,693	10,355,713	1,283,204
Increase in taxes payable	7,723,392	5,466,691	39,819,520	4,934,143
Increase (decrease) in deferred revenue	(165,115)	77,169,729	96,774,108	11,991,538
Increase in deferred tax liabilities	—	—	3,940,854	488,321
Increase (decrease) in accrued liabilities	1,300,376	10,021,222	(1,884,669)	(233,534)

Net cash provided by operating activities	373,722,606	614,153,858	1,104,789,431	136,897,405

Cash flows from investing activities:
(Increase) decrease in held-to-maturity investments	(332,093,546)	166,561,546	165,532,000	20,511,511
Purchase of property, equipment and software	(27,824,900)	(60,142,252)	(92,608,975)	(11,475,425)
Increase in time deposits	—	—	(1,692,471,613)	(209,718,670)
(Increase) decrease in non-current rental deposit	(364,632)	(584,810)	799,232	99,035

Net cash (used in) provided by investing activities	(360,283,078)	105,834,484	(1,618,749,356)	(200,583,549)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (Cont’d)

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from employees exercising stock options	15,064,146	30,745,083	105,692,433	13,096,630
Re-purchase of ordinary shares	(38,157,537)	—	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	827,670,000	—	—	—
Increase (decrease) in other long-term payable	231,449	1,298,129	(195,067)	(24,170)
Payment for issuance cost of convertible notes	(23,437,986)	—	—	—

Net cash provided by financing activities	781,370,072	32,043,212	105,497,366	13,072,460

Effect of exchange rate changes on cash	(18,072)	—	(29,684,897)	(3,678,335)

Net increase (decrease) in cash	794,791,528	752,031,554	(438,147,456)	(54,292,019)
Decrease in restricted cash	1,208,305	—	—	—

Cash, beginning of year (note 2 (f))	560,069,711	1,371,859,983	2,123,891,537	263,177,063

Cash, end of year	1,356,069,544	2,123,891,537	1,685,744,081	208,885,044

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	20,793,510	24,374,799	67,993,005	8,425,195

Cash paid during the year for interest	—	—	3,230,173	400,259

Supplemental schedule of non-cash investing and financing activities:
Net exchange loss	—	—	8,360,833	1,036,013

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 14 and 15)	239,402	55,340	13,835	1,714

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

Details of the controlled entities and VIEs are described below:

Name	Place and date of incorporation

Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Information Technology (Shanghai) Co., Ltd. (“NetEase Shanghai”)	Shanghai, China May 14, 2000

NetEase (U.S.) Inc. (“NetEase US”)	Delaware, United States of America September 10, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Guangzhou Ling Yi Electronics Technology Ltd. (“Ling Yi”)	Guangzhou, China October 27, 2003

The Company has been listed on the Nasdaq National Market in the United States of America since July 2000.

NetEase US and NetEase Shanghai were dissolved in December 2005 and February 2006 respectively.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. The details of the business are described in note 1(b) below.

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its wholly owned subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive provide technical consulting and related services to the VIEs. Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Ling Yi is legally owned by three citizens of China: the principal shareholder of the Company, his brother and a former employee of the Group. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2. Principal Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions. FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entities’ expected losses, receive a majority of the entity’s expected residual returns, or both.

The Company began to consolidate Guangzhou NetEase and Guangyitong Advertising from January 1, 2004 and to consolidate Ling Yi from May 2004.

2. Principal Accounting Policies (Cont’d)

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

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from grants of stock options and shares to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Recognition of deferred tax;

•	Tax effects related to the above adjustments; and

•	Consolidation of VIEs.

(c) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenues presented in consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

The Group currently provides its online game services and wireless value-added services and others through Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi upon the adoption of FIN 46, the Group’s revenues from online game services and wireless value-added services and others are derived from the agreements entered into between NetEase Beijing and Guangzhou Interactive, on the one hand and Guangzhou NetEase and Ling Yi, on the other hand. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees they are entitled to from the technical services provided to Guangzhou NetEase and Ling Yi such that all of the revenues from online game services and wireless value-added services and others recognized by Guangzhou NetEase and Ling Yi will fully accrue to NetEase Beijing and Guangzhou Interactive. Accordingly, NetEase Beijing and Guangzhou Interactive recognized revenues from online game related services and wireless value-added and other fee-based premium related services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the same revenue recognition policies adopted by the Group as described below.

2. Principal Accounting Policies (Cont’d)

(c) Revenue recognition (cont’d)

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

(ii) Wireless value-added services and others

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is currently predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content/service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

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

(iii) Advertising services

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

2. Principal Accounting Policies (Cont’d)

(c) Revenue recognition (cont’d)

(iii) Advertising services (Cont’d)

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

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2003, 2004 and 2005, the recognized revenues and expenses derived from barter transactions were approximately RMB nil, RMB nil and RMB50,000, respectively. During the years ended December 31, 2003, 2004 and 2005, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

(d) Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs for the years subsequent to December 31, 2003, and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

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

2. Principal Accounting Policies (Cont’d)

(e) Research and development costs (cont’d)

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

(f) Cash and time deposits

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2004 and 2005 are amounts denominated in United States dollars totaling US$125.7 million and US$149.6 million, respectively (equivalent to approximately RMB1,040.3 million and RMB1,207.6 million, respectively).

Time deposits represent two short term deposits placed with banks with original maturities of three months and one year. Included in the time deposits balance as of December 31, 2005 are amounts denominated in United States dollars totaling US$2.4 million (equivalent to approximately RMB19.4 million).

The Company began to consolidate the two VIEs, Guangzhou NetEase and Guangyitong Advertising from January 1, 2004. Therefore, the cash balances as at January 1, 2004 included the cash of the abovementioned VIEs whilst the amount was not included in the consolidated balance sheet as at December 31, 2003.

(g) Financial instruments

The Group’s instruments, including cash and time deposits, held-to-maturity investments, accounts receivable, accounts payable, are carried at cost as of the balance sheet dates, which approximate their fair values due to the short maturity of these instruments. The fair value of the zero convertible subordinated notes was approximately RMB1,054.2 million and RMB 978.0 million as of December 31, 2004 and 2005, respectively.

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

2. Principal Accounting Policies (Cont’d)

(i) Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB3.8 million, RMB64.0 million and RMB35.3 million during the years ended December 31, 2003, 2004 and 2005, respectively.

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

The financial records of certain of the Company’s subsidiaries are maintained in US dollars, which is their functional currency. For consolidation purposes, the assets and liabilities of such entities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders’ equity.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

Stock-based employee compensation cost of RMB0.2 million, RMB0.1 million and RMB0.01 million in 2003, 2004 and 2005, respectively, has been expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

2. Principal Accounting Policies (Cont’d)

(k) Stock-based compensation (cont’d)

	For the year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Net profit:
As reported	322,872,724	441,420,682	931,990,169
Add: Stock-based employee compensation expense included in the determination of net income as reported, net of tax	239,402	55,340	13,835
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(20,281,210)	(54,085,221)	(108,217,212)

Pro forma	302,830,916	387,390,801	823,786,792

Basic net earnings per ordinary share:
As reported	0.10	0.14	0.29
Pro forma	0.10	0.12	0.26
Diluted net earnings per ordinary share:
As reported	0.10	0.13	0.26
Pro forma	0.09	0.11	0.24

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

(m) Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (the “Convertible Notes”) (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from the one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the three years ended December 31, 2003, 2004 and 2005 have been retroactively restated.

2. Principal Accounting Policies (Cont’d)

(m) Net earnings per share (“EPS”) and per American Depositary Share (“ADS”) (cont’d)

When calculating the fully diluted earnings per ADS for the year ended December 31, 2004 and 2005, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s ADS in December 2003 and December 2004 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per ADS for all prior periods presented were restated.

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

NetEase Beijing made appropriations of approximately RMB33.7 million, RMB22.4 million and RMB44.4 million for the years ended December 31, 2003, 2004 and 2005, respectively, according to 10% of the net income in its PRC Statutory Accounts, to the general reserve.

Guangzhou Interactive made appropriations of approximately RMB34.7 million for the year ended December 31, 2004, being the first year in which it had cumulative retained earnings according to its PRC Statutory Accounts, to the general reserve. No further appropriation had been made for the year ended December 31, 2005 as such reserve has reached 50% of its registered capital.

General reserve, upon certain approvals and subject to certain limitations, can be used to offset prior year losses, if any, and can also be converted into paid-in capital.

2. Principal Accounting Policies (Cont’d)

(o) Deferred assets

Deferred assets mainly include the offering costs of the Company’s Convertible Notes. The Company amortizes the offering costs over a period of 35 to 36 months from the date of issuance of the notes by the Company to the first date when the Company may be required to repurchase all or any portion of the principal amount of the notes.

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

(s) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees. For purposes of pro forma disclosure of share-based compensation expense under APB Opinion No.25, “Accounting for Stock Issued to Employees,” and SFAS 123, “Accounting for Stock-Based Compensation,” the Company has applied the straight-line method. Upon adoption of SFAS 123R, the Company will continue to amortize stock compensation expense using the straight-line method. The Company expects the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in 2006 of approximately RMB 116 million. The Company’s actual stock compensation expense in 2006 could differ materially from this estimate depending on the timing and magnitude of new awards, the number and mix of new awards, changes in the market price or the volatility of the Company’s ordinary shares, as well as unanticipated changes in the Group’s workforce.

2. Principal Accounting Policies (Cont’d)

(s) Recent accounting pronouncements (cont’d)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

3. Concentrations

(a) Dependence on mobile phone operators

Wireless value-added services revenues, which represent a portion of the Group’s total revenue, are derived from co-operative arrangements with the two mobile phone operators in China. If the various contracts with either mobile phone operator are terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which would adversely affect the Group’s businesses.

(b) Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(c) Credit risk

Accounts receivable are typically unsecured and are derived from revenue earned from advertising services. As of December 31, 2004 and 2005 respectively, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed the Group approximately RMB7.8 million and RMB11.3 million, representing 10.5% and 12.4%, respectively, of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made for either of the years ended December 31, 2004 and 2005 because of the current nature of such balance.

4. Held-to-Maturity Investments

Held-to-maturity investments represent investments in Federal Home Loan debt securities with maturity dates in 2005.

5. Prepayments and Other Current Assets

	December 31, 2004	December 31, 2005
	RMB	RMB
Deferred issuance costs of convertible notes	7,839,923	4,331,418
Prepayments	5,127,114	9,503,194
Interest receivable	3,314,839	9,228,581
Employee advances	2,502,632	3,616,841
Low-value consumables	1,232,163	1,193,953
Rental deposits	568,320	1,783,599
Other	137,077	363,862

	20,722,068	30,021,448

6. Allowance for Doubtful Accounts

Movements of the allowance for doubtful accounts for the years ended December 31, 2004 and 2005 were as follows:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2004	10,157,789	7,953,883	—	18,111,672
2005	18,111,672	3,561,765	—	21,673,437

7. Property, Equipment and Software

	December 31, 2004	December 31, 2005
Computers	114,996,152	200,559,818
Furniture and office equipment	4,694,747	5,001,017
Software	36,472,644	37,527,395
Vehicles	553,992	835,002
Leasehold improvements	13,892,804	16,630,213

	170,610,339	260,553,445
Less: Accumulated depreciation	(93,307,326)	(134,211,912)

Net book value	77,303,013	126,341,533

8. Employee Benefits

The full-time employees of those entities within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies and unemployment insurance, etc. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB2.9 million, RMB14.1 million and RMB23.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. These entities are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2003, 2004 and 2005 amounted to approximately RMB5.0 million, RMB12.8 million and RMB21.7 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

9. Taxation

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

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as “Advanced Technology Enterprise” and hence is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

9. Taxation (Cont’d)

(a) Income taxes (cont’d)

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive has been recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% and a local tax of 3% from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with the “Software Enterprise” and “New and High Technology Enterprise” status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

NetEase Shanghai and Boguan are subject to EIT at the rate of 30% plus a local tax of 3%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall rate of 33%

The combined effects of EIT exemption and reduction available to the Group during the years ended December 31, 2003, 2004 and 2005 are as follows:

	For the year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
NetEase Beijing	96,572,356	62,257,470	123,722,278
Guangzhou Interactive	4,588,768	79,057,259	155,006,890

Aggregate amount	101,161,124	141,314,729	278,729,168

Earnings per share effect, basic	0.03	0.04	0.09

9. Taxation (Cont’d)

(a) Income taxes (cont’d)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,
	2003	2004	2005
EIT statutory rate	33.0%	33.0%	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT) purposes)
– Professional fees	1.0%	1.0%	0.5%
– Salaries of the Company’s senior officers	1.3%	1.4%	0.6%
– Depreciation	0.9%	0.3%	—
– Revenue sharing expenses	0.5%	0.8%	0.5%
– Issuance cost of convertible notes	0.3%	0.6%	0.2%
– Traveling expenses	0.1%	0.1%	—
– Research & Development cost	—	—	0.7%
– Other	2.0%	1.1%	2.4%
Effect of lower tax rate applicable to new and high technology enterprises	(19.8)%	(9.4)%	(18.6)%
Effect of tax holidays applicable to new and high technology enterprises	(8.3)%	(20.7)%	(8.5)%
Additional (reversal of) valuation allowance on tax loss carryforwards	(4.9)%	(2.1)%	—
Change in deferred tax	—	—	(1.6)%

Effective EIT rate	6.1%	6.1%	9.2%

(b) Business tax (“BT”) and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group’s revenues is generally 3% to 5%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

9. Taxation (Cont’d)

(c) Deferred tax assets and liabilities

As of December 31, 2004 and 2005, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities were principally related to the following:

	December 31, 2004	December 31, 2005
	RMB	RMB
Deferred tax assets:
Deferred revenue, primarily advances from customers for online game services		19,456,044
Accruals		473,455

Total deferred tax assets		19,929,499
Less: valuation allowance		—

Deferred tax assets		19,929,499

Deferred tax liabilities:
Provision for doubtful accounts		2,167,344
Revenue recognition		(6,537,011)
Depreciation of fixed assets		428,813

Deferred tax liabilities		(3,940,854)

As of December 31, 2004 and 2005, all the temporary differences levied by the same taxation authority were offset.

10. Taxes Payable

	December 31, 2004	December 31, 2005
	RMB	RMB
BT	29,494,102	27,050,996
Individual income taxes for employees	6,252,987	3,681,699
Enterprise income taxes	6,211,894	50,189,627
Other	2,050,359	2,906,540

	44,009,342	83,828,862

11. Accrued Liabilities

	December 31, 2004	December 31, 2005
	RMB	RMB
Marketing expenses	5,878,580	2,895,524
Content fees	975,443	1,142,485
Professional fees	5,508,539	9,438,665
Server custody fees	2,072,696	385,562
Interest on convertible notes	2,977,272	—
Accrued revenue sharing	4,616,072	6,447,062
Other	933,259	442,106

	22,961,861	20,751,404

12. Deferred revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

13. Zero Coupon Convertible Subordinated Notes

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

14. Capital Structure

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

In March 2000, the Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million on NetEase websites from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties. Subsequently, in March 2003, the Company entered into a supplemental agreement with the shareholder such that the shareholder was obligated to

14. Capital Structure (Cont’d)

(b) Convertible preference shares (cont’d)

Series B preference shares(cont’d)

spend the then remaining advertising spending of US$4.0 million on NetEase websites by March 28, 2004. All other aspects of the strategic co-operation agreement were terminated in March 2003.

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

15. Stock Options

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

(b) Deferred compensation costs

In 2005, RMB0.01 million (2003: RMB0.2 million; 2004: RMB0.1 million) of the deferred compensation costs were amortized and charged to expense and RMB nil (2003: RMB0.1 million; 2004: RMB nil) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

The following table presents a summary of the Company’s stock options outstanding at and stock option activities during the years ended December 31, 2003, 2004 and 2005.

15. Stock Options (Cont’d)

(b) Deferred compensation costs (cont’d)

	Employees	Senior Management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares issuable upon exercise of stock options

Outstanding at January 1, 2003	75,376,800	49,000,000	1,900,000	126,276,800	0.028
Granted during the year	62,750,000	47,200,000	1,450,000	111,400,000	0.128
Exercised during the year	(32,783,700)	(19,200,000)	(600,000)	(52,583,700)	0.035
Cancelled during the year	(7,924,800)	(7,000,000)	—	(14,924,800)	0.026

Outstanding at December 31, 2003	97,418,300	70,000,000	2,750,000	170,168,300	0.092

Outstanding at January 1, 2004	97,418,300	70,000,000	2,750,000	170,168,300	0.092
Granted during the year	118,088,000	58,400,000	—	176,488,000	0.300
Exercised during the year	(33,796,500)	(20,500,000)	(912,500)	(55,209,000)	0.067
Cancelled during the year	(8,529,300)	(5,400,000)	—	(13,929,300)	0.144

Outstanding at December 31, 2004	173,180,500	102,500,000	1,837,500	277,518,000	0.226

Outstanding at January 1, 2005	173,180,500	102,500,000	1,837,500	277,518,000	0.226
Granted during the year	50,430,000	22,060,000	—	72,490,000	0.486
Exercised during the year	(46,275,300)	(32,650,000)	(392,500)	(79,317,800)	0.164
Cancelled during the year	(29,170,500)	(32,500,000)	(700,000)	(62,370,500)	0.264

Outstanding at December 31, 2005	148,164,700	59,410,000	745,000	208,319,700	0.329

15. Stock Options (Cont’d)

(b) Deferred compensation costs (cont’d)

As of December 31, 2005, options to purchase 15,558,700 ordinary shares were exercisable. Under the stock option plans, options to purchase 61,793,624 ordinary shares were available for future grant. Prior to the Company’s Initial public offering in 2000, the fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares and consideration of significant milestones achieved by the Group and other market considerations. After such initial public offering, the fair value was determined based on the market price of the Company’s shares on the Nasdaq National Markets. Options outstanding and exercisable by price range as of December 31, 2005 were as follows:

	Options Outstanding at December 31, 2005			Options Exercisable at December 31, 2005
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		Years	US$		US$
US$0.007 – US$0.009	820,000	0.83	0.007	820,000	0.007
US$0.012 – US$0.015	800,000	1.50	0.015	800,000	0.015
US$0.022	214,000	1.08	0.022	214,000	0.022
US$0.100	10,000	0.38	0.100	10,000	0.100
US$0.102	5,000	2.17	0.102	—	—
US$0.110	29,509,700	2.17	0.110	3,782,200	0.110
US$0.122	5,000	2.21	0.122	—	—
US$0.135	40,000	2.21	0.135	—	—
US$0.254	5,000,000	2.33	0.254	—	—
US$0.300	103,113,500	3.63	0.300	9,650,000	0.300
US$0.320	2,332,500	3.54	0.320	82,500	0.320
US$0.406	500,000	2.88	0.406	—	—
US$0.486	65,570,000	4.38	0.486	—	—
US$0.679	400,000	2.75	0.679	200,000	0.679

	208,319,700	3.60	0.329	15,558,700	0.225

15. Stock Options (Cont’d)

(b) Deferred compensation costs (cont’d)

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2003	2004	2005
Risk free interest rate	2.79%	3.45%	3.66%
Expected life (in years)	5	5	2.85
Expected dividend yield	0%	0%	0%
Volatility	103% -111%	98% -99%	92%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.128	0.300	0.486

16. Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2003, 2004 and 2005:

	For the year ended December 31,
	2003		2004		2005
Numerator:
Net profit attributable to ordinary shareholders		322,872,724		441,420,682		931,990,169
Effect of dilutive securities:
Amortization of offering cost of the zero coupon convertible notes		3,511,275		7,840,069		7,755,531
Interest for zero coupon convertible notes		—		3,877,129		344,859

Net profit adjusted for dilutive securities		326,383,999		453,137,880		940,090,559

Denominator:
Weighted average number of ordinary shares outstanding, basic		3,122,257,952		3,157,841,781		3,225,684,510
Dilutive effect of employee stock options and convertible notes		231,401,377		333,588,656		339,727,509

Weighted average number of ordinary shares outstanding, diluted		3,353,659,329		3,491,430,437		3,565,412,019

Anti-dilutive effect of stock options		1,400,000		—		—

Net earnings per share, basic	RMB	0.10	RMB	0.14	RMB	0.29

Net earnings per share, diluted	RMB	0.10	RMB	0.13	RMB	0.26

17. Commitments and Contingencies

(a) Commitments

As of December 31, 2005, future minimum lease and capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Total
2006	16,092,981	28,259,547	12,659,665	57,012,193
2007	9,850,720	—	—	9,850,720
2008	7,141,290	—	—	7,141,290
2009	2,331,162	—	—	2,331,162

	35,416,153	28,259,547	12,659,665	76,335,365

In the years ended December 31, 2003, 2004 and 2005, the Company incurred rental expenses in the amounts of approximately RMB6.7 million, RMB8.4 million and RMB10.6 million, respectively. Capital commitments as at December 31, 2005 represented capital commitments contracted but not provided for in the financial statements.

(b) Litigation

SEC Action

As previously disclosed by the Company, the staff of the U.S. Securities and Exchange Commission (“SEC”) conducted an investigation related to the Company’s restatement of its financial statements for the year ended December 31, 2000. On February 27, 2006, the SEC filed a settled action against the Company alleging that it materially overstated its revenues and understated its net loss by improperly recognizing revenue in 2000 and 2001.

In its complaint, the SEC alleges that, among other things, the Company’s employees circumvented the Company’s internal accounting controls and falsified the Company’s books and records in connection with hundreds of advertising and e-commerce contracts in 2000 and 2001. Without admitting or denying the allegations in the SEC complaint, the Company consented to entry of a final judgment permanently enjoining the Company from violating reporting, books and records, and internal control provisions of the federal securities laws, specifically, Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-16 and 13b2-1 thereunder. The settlement has been approved by the relevant federal court.

18. Related Party Transactions

Prior to the consolidation of Guangzhou NetEase and Guangyitong Advertising upon the adoption of FIN 46 in 2004, the transactions and balances with these two companies were regarded as related party transactions and disclosed as below.

During the year ended December 31, 2003, the Group derived approximately RMB86.2 million of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the year ended December 31, 2003, the Group derived approximately RMB482.7 million of online game and wireless value-added services and others revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

During the year ended December 31 2003, the Group reimbursed Guangzhou NetEase a total of approximately RMB54.6 million for the costs of revenue and operating expenses associated with the NetEase websites.

19. Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. The following are the breakdowns of revenue for the years ended December 31, 2003, 2004 and 2005 and cost of revenue for the years ended December 31, 2003, 2004 and 2005. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

The Group’s “total revenues” as previously reported in its financial statements for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of VIEs) is equivalent to the Group’s “total net revenues” as reported in its financial statements for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both “total revenues” in 2003 and “total net revenues” in 2004 and 2005 represent gross revenue receivable from final customers, net of business tax payable by the VIEs.

19. Segment Information (Cont’d)

	For the year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Total revenues:
Online game services	203,246,114	628,936,223	1,379,475,803
Advertising services	86,183,733	171,054,305	241,200,444
Wireless value-added services and others	279,659,170	158,310,317	73,742,136

Total revenues	569,089,017	958,300,845	1,694,418,383

Business tax (Note a):
Online game services	(10,162,395)	(34,591,492)	(58,851,439)
Advertising services	(2,809,238)	(14,539,615)	(20,502,038)
Wireless value-added services and others	(13,982,869)	(5,571,911)	(2,701,425)

Total sales taxes	(26,954,502)	(54,703,018)	(82,054,902)

Net revenues:
Online game services	193,083,719	594,344,731	1,320,624,364
Advertising services	83,374,495	156,514,690	220,698,406
Wireless value-added services and others	265,676,301	152,738,406	71,040,711

Total net revenues	542,134,515	903,597,827	1,612,363,481

Cost of revenues:
Online game services	(20,873,502)	(74,629,515)	(137,301,493)
Advertising services	(27,623,438)	(54,056,435)	(78,589,395)
Wireless value-added services and others	(36,965,777)	(55,117,445)	(59,346,085)

Total cost of revenues	(85,462,717)	(183,803,395)	(275,236,973)

Gross profit:
Online game services	172,210,217	519,715,216	1,183,322,871
Advertising services	55,751,057	102,458,255	142,109,011
Wireless value-added services and others	228,710,524	97,620,961	11,694,626

Total gross profit	456,671,798	719,794,432	1,337,126,508

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

Note I:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the year ended December 31, 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB30,036,513, segmentally analyzed as below:

2003
RMB
Business tax:

Online game services	(11,829,265)
Advertising services	(8,045,323)
Wireless value-added services and others	(10,161,925)

(30,036,513)

Note II:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the year ended December 31, 2004 and 2005 amounted to RMB43,833,162 and RMB74,661,574, respectively, segmentally analyzed as below:

	2004	2005
	RMB	RMB
Business tax:

Online game services	(29,717,237)	(66,031,218)
Advertising services	(7,118,999)	(10,917,011)
Wireless value-added services and others	(6,996,926)	2,286,655

	(43,833,162)	(74,661,574)

20. Subsequent Event

The Company changed its American depositary receipt (“ADR”) ratio effective March 27, 2006. Under the arrangement, the ratio changed from one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. From the perspective of the ADR holder, the ratio change had the same effect as a four-for-one share split, and the Company’s ADR holders at the close of business on March 24, 2006 received three additional ADRs for every ADR held. There has been no change to the Company’s underlying ordinary shares. In addition, existing ADRs continue to be valid and do not have to be exchanged for new ADRs.

On April 6, 2006, NetEase Interactive signed a memorandum of understanding with the Hangzhou State High Technology Enterprise Development Zone Administrative Commission in respect of setting up a research and development centre with registered capital of approximately US$38 million.

On May 18, 2006, the Company’s board of directors approved a share repurchase program which was in effect for approximately one month. Under the terms of approved program, the Company could repurchase up to US$50 million worth of its issued and outstanding ADRs in open-market transactions on the Nasdaq National Market. The Company plans to fund repurchases made under this program from its available working capital.

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Balance Sheets

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
Assets

Current assets:
Cash	1,009,444,911	1,205,025,505	149,317,924
Held-to-maturity investments	165,532,000	—	—
Prepayments and other current assets	9,787,195	5,199,979	644,343

Total current assets	1,184,764,106	1,210,225,484	149,962,267

Non-current assets:
Investment in subsidiaries	1,009,839,517	2,006,740,111	248,660,518
Deferred assets	4,246,624	—	—

Total assets	2,198,850,247	3,216,965,595	398,622,785

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	5,165,366	4,762,322	590,113
Salary and welfare payable	4,830,836	5,141,475	637,094
Taxes payable	253,911	1,236,383	153,204
Accrued liabilities	7,704,614	7,873,458	975,621

Total current liabilities	17,954,727	19,013,638	2,356,032

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	827,650,000	806,858,596	99,980,000

Total long-term liabilities	827,650,000	806,858,596	99,980,000

Total liabilities	845,604,727	825,872,234	102,336,032

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004 and 3,263,526,525 shares issued and outstanding as of December 31, 2005	2,635,419	2,700,407	334,615
Additional paid-in capital	1,023,954,160	1,129,733,009	139,988,229
Less: Subscriptions receivable	—	—	—
Deferred compensation	(13,835)	—	—
Translation adjustments	210,838	210,838	26,125
Retained earnings	326,458,938	1,258,449,107	155,937,784

Total shareholders’ equity	1,353,245,520	2,391,093,361	296,286,753

Total liabilities and shareholders’ equity	2,198,850,247	3,216,965,595	398,622,785

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Statements of Operations

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	(31,598,423)	(37,089,290)	(33,890,348)	(4,199,444)
Research and development expenses	(336,530)	(82,107)	(11,871)	(1,471)
Insurance claims settlement for the now settled class action litigation	—	16,553,200	—	—

Total operating expenses	(31,934,953)	(20,618,197)	(33,902,219)	(4,200,915)

Operating loss	(31,934,953)	(20,618,197)	(33,902,219)	(4,200,915)

Equity in profit of subsidiary companies, net	341,572,867	451,254,979	940,450,634	116,533,746

Other income:
Investment income	538,278	3,480,168	1,301,975	161,331
Interest income	6,979,497	7,303,732	31,917,167	3,954,941
Exchange losses	—	—	(7,865,476)	(974,632)
Other, net	5,717,035	—	88,088	10,916

Profit before tax	322,872,724	441,420,682	931,990,169	115,485,387

Income tax expense	—	—	—	—

Net profit	322,872,724	441,420,682	931,990,169	115,485,387

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Statements of Cash Flows

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net cash used in operating activities	(4,468,154)	(16,854,259)	(45,958,942)	(5,694,892)

Cash flows from investing activities
(Increase) decrease in held-to-maturity investments	(332,093,546)	166,561,546	165,532,000	20,511,511

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee stock options	15,064,146	30,745,083	105,692,433	13,096,630
Re-purchase of ordinary shares	(38,157,537)	—	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	827,670,000	—	—	—
Payment for issuance cost of convertible notes	(23,437,986)	—	—	—

Net cash provided by financing activities	781,138,623	30,745,083	105,692,433	13,096,631

Effect of exchange rate changes on cash	(18,072)	—	(29,684,897)	(3,678,335)

Net increase in cash	444,558,851	180,452,370	195,580,594	24,234,914

Cash, beginning of the year	384,433,690	828,992,541	1,009,444,911	125,083,010

Cash, end of the year	828,992,541	1,009,444,911	1,205,025,505	149,317,924

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

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

The Company records its investment in its Subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as Investment in subsidiaries and 100% of the profit or loss of the Subsidiaries is presented as Equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

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

The Company did not have any significant commitment as at December 31, 2004 and 2005.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 31, 2005 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005, or at any other certain date.