Form 20-F
period 2006-12-31
NETEASE.COM, INC.
filed 2007-06-26
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,195,024,725 ordinary shares, par value US$0.0001 per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005 and 2006, and for the years ended December 31, 2004, 2005 and 2006. Effective from March 27, 2006, we changed our American Depositary Share, or ADS, to ordinary share ratio from one ADS for every 100 of our ordinary shares to one ADS for every 25 ordinary shares. The data regarding our ADSs included in this annual report, including our financial information, has been retroactively restated to reflect this change.

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

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 has also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Statement of Operations Data:
Revenues (Note 2):
Online game services	37,053,414	203,246,114	628,936,223	1,379,475,803	1,856,062,971	237,831,777
Advertising services	34,209,376	86,183,733	171,054,305	241,200,444	285,772,653	36,618,272
Wireless value-added services and others	161,305,678	279,659,170	158,310,317	73,742,136	75,406,121	9,662,372

Total revenues	232,568,468	569,089,017	958,300,845	1,694,418,383	2,217,241,745	284,112,421
Business tax (Note 2)	(11,627,216)	(26,954,502)	(54,703,018)	(82,054,902)	(52,882,275)	(6,776,217)

Net revenues	220,941,252	542,134,515	903,597,827	1,612,363,481	2,164,359,470	277,336,204

Cost of revenues (Note 2):
Online game services	(15,530,501)	(20,873,502)	(74,629,515)	(137,301,493)	(178,676,915)	(22,895,263)
Advertising services	(26,622,426)	(27,623,438)	(54,056,435)	(78,589,395)	(125,183,293)	(16,040,708)
Wireless value-added services and others	(29,524,647)	(36,965,777)	(55,117,445)	(59,346,085)	(77,437,973)	(9,922,729)

Total cost of revenues	(71,677,574)	(85,462,717)	(183,803,395)	(275,236,973)	(381,298,181)	(48,858,700)

Gross profit	149,263,678	456,671,798	719,794,432	1,337,126,508	1,783,061,289	228,477,504
Operating expenses:
Selling and marketing expenses	(26,242,778)	(43,135,804)	(152,842,334)	(152,192,422)	(170,142,691)	(21,801,706)
General and administrative expenses	(68,064,835)	(67,634,599)	(101,631,070)	(117,942,605)	(179,879,602)	(23,049,372)
Research and development expenses	(14,184,724)	(19,120,827)	(34,362,806)	(90,170,092)	(153,162,158)	(19,625,858)
Asset impairment loss	(746,857)	—	—	—	—	—
Class action settlement	(36,005,385)	—	—	—	—	—
Insurance claims settlement for the now-settled class action litigation	—	—	16,553,200	—	—	—

Total operating expenses	(145,244,579)	(129,891,230)	(272,283,010)	(360,305,119)	(503,184,451)	(64,476,936)

Operating profit	4,019,099	326,780,568	447,511,422	976,821,389	1,279,876,838	164,000,568
Other income (expenses):
Investment income	—	538,278	3,522,169	1,301,975	340,721	43,659

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Interest income	7,562,322	11,273,685	22,333,511	58,070,148	94,364,852	12,091,702
Interest expenses	(1,401,041)	—	(3,877,129)	(344,859)	—	—
Exchange loss	—	—	—	(8,360,834)	(958,435)	(122,812)
Other, net	3,725,370	5,410,171	507,428	(540,628)	1,239,105	158,776

Profit before tax	13,905,750	344,002,702	469,997,401	1,026,947,191	1,374,863,081	176,171,893
Income tax benefit (expense)	2,395,888	(21,129,978)	(28,576,719)	(94,957,022)	(132,485,543)	(16,976,403)

Profit after tax	16,301,638	322,872,724	441,420,682	931,990,169	1,242,377,538	159,195,490
Minority interests	—	—	—	—	400,046	51,261

Net profit	16,301,638	322,872,724	441,420,682	931,990,169	1,242,777,584	159,246,751

Net earnings per ordinary share, basic	0.01	0.10	0.14	0.29	0.38	0.05

Net earnings per ordinary share, diluted	0.01	0.10	0.13	0.26	0.36	0.05

Net earnings per ADS, basic (Note 4)	0.13	2.59	3.49	7.22	9.61	1.23

Net earnings per ADS, diluted (Note 4)	0.13	2.43	3.24	6.59	8.91	1.14

Weighted average number of shares Outstanding, basic	3,051,395,100	3,122,257,952	3,157,841,781	3,225,684,510	3,231,832,008	3,231,832,008

Weighted average number of ADSs Outstanding, basic (Note 4)	122,055,804	124,890,318	126,313,671	129,027,380	129,273,280	129,273,280

Weighted average number of shares Outstanding, diluted	3,127,837,900	3,353,659,329	3,491,430,437	3,565,412,019	3,498,405,110	3,498,405,110

Weighted average number of ADSs Outstanding, diluted (Note 4)	125,113,516	134,146,373	139,657,217	142,616,481	139,936,204	139,936,204

Share compensation cost included in:
Cost of revenues	(1,908,125)	—	—	—	(16,614,309)	(2,128,921)
Selling and marketing expenses	(239,021)	—	—	—	(21,147,343)	(2,709,773)
General and administrative expenses	(1,283,348)	(151,166)	(55,340)	(13,835)	(37,360,433)	(4,787,283)
Research and development expenses	(376,364)	(88,236)	—	—	(26,164,591)	(3,352,672)

	(3,806,858)	(239,402)	(55,340)	(13,835)	(101,286,676)	(12,978,649)

Other Financial Data:
Capital expenditures	(12,567,218)	(27,824,900)	(60,142,252)	(92,608,975)	(142,513,502)	(18,261,363)
Net cash provided by (used in):
Operating activities	26,798,362	373,722,606	614,153,858	1,104,789,431	1,596,108,793	204,521,827
Investing activities	42,676,950	(360,283,078)	105,834,484	(1,618,749,356)	(1,218,242,458)	(156,102,877)
Financing activities	(78,125,861)	781,370,072	32,043,212	105,497,366	(829,055,812)	(106,233,366)

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
Balance Sheet Data:
Cash	560,069,711	1,356,069,544	2,123,891,537	1,685,744,081	1,206,476,526	154,595,216
Property, equipment and software, net	26,379,182	40,410,264	77,303,013	126,341,533	224,207,833	28,729,493
Total assets	619,678,196	1,786,692,092	2,450,140,398	3,624,985,519	4,373,707,830	560,437,184
Total current liabilities	38,654,444	77,766,228	257,495,300	415,479,050	676,408,475	86,673,476
Total long-term liabilities	—	827,901,449	839,399,578	818,413,108	791,631,174	101,437,856
Working capital (Note 3)	551,182,770	1,654,998,363	2,108,955,067	3,081,823,774	3,452,777,455	442,431,216
Total shareholders’ equity	581,023,752	881,024,415	1,353,245,520	2,391,093,361	2,905,668,181	372,325,852

Note 1:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2006, or at any other rate.
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

Note 3:	Working capital represents total current assets less total current liabilities.
Note 4:	Effective from March 27, 2006, the Company changed its ADS to ordinary share ratio from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the five years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been retroactively restated.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2006 at US$1.00: RMB7.8041, which was the prevailing rate on December 31, 2006. The prevailing rate at June 19, 2007 was US$1.00: RMB7.6175. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2002, 2003, 2004, 2005 and 2006.

Year	Renminbi Average(1)
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2006	7.8350	7.8041
January 31, 2007	7.8127	7.7705
February 28, 2007	7.7632	7.7410
March 31, 2007	7.7454	7.7232
April 30, 2007	7.7345	7.7090
May 31, 2007	7.7065	7.6483

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent other fee-based premium services, which grew to account for 69.4% of total revenues in 2002 but declined each year thereafter to 3.4% of total net revenues in 2006. More recently, we have devoted significant resources to our online games business, which, in turn, grew to account for 15.9% and 35.7% of our total revenues in 2002 and 2003, respectively, and 65.8%, 81.9% and 84.6% of our total net revenues in 2004, 2005 and 2006, respectively. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online games or any other services.

Our business depends to a significant extent on two online games, which accounted for 65.8%, 81.9% and 84.6% of our total net revenues in 2004, 2005 and 2006, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Two of our in-house developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II (which was commercially launched in August 2002) and Fantasy Westward Journey (which was commercially launched in January 2004), contributed 65.8%, 81.9% and 84.6% of our total net revenues in 2004, 2005 and 2006, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. If we are unable to maintain the popularity of Westward Journey Online II and Fantasy Westward Journey or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market starting in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to develop Datang, our first 2.5D game which commercially launched in July 2006, as well as two games currently in development: Tianxia II, our first 3D game, and Westward Journey Online III, which is an enhanced version of our popular Westward Journey series of games. We have conducted beta testing of Tianxia II, whereby players try the game for free and provide feedback to us regarding their satisfaction with the game. The feedback we received was less positive than management expected, and we are in the process of altering the game and adding more features to it. These changes involve significant cost, and we are not able to predict if or when we will commercially launch a new version of the game and whether the game will ultimately become popular. Moreover, we expect the beta testing of Westward Journey Online III will adversely affect our revenues from Westward Journey Online II if a significant portion of our existing players switch to the new version. Furthermore, we cannot predict whether Westward Journey Online III will be as popular as the prior version of the game or if players will stop playing both versions.

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

All of our games use the pay-to-play revenue model, and we may be unable to effectively address future market trends regarding new revenue models for online games in China.

Except for our casual games which have contributed an insignificant amount of our revenue since their launch in 2005, all of our games use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors have been transitioning to an item-billing revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. If there is an overall shift in the online game market in China to an item-billing or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games. In that case, our business could be materially and adversely affected.

Reports of violence and theft related to online games may result in bad publicity or governmental response that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005, the Chinese government enacted new regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. See below “Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.” If the Chinese government should determine that online games have a negative impact on society, it may impose certain restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

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

Several of our competitors have reported that some Internet cafés have installed illegal copies of such competitors’ games on the cafés’ servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

In response to these factors and in connection with the introduction of our first online game, Westward Journey Online, at the end of 2001, we introduced a prepaid point card which we believe has facilitated the usability and growth of all of our online game services, although its development and distribution has caused us to incur additional costs. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. Electronic point cards can also be purchased through credit cards or online e-sales system through which players can directly credit their accounts at Internet cafés or computer stores. The points contained in the cards or directly deposited into their user accounts through the e-sales system can then be used to pay for online services, such as playing time for online games. We cannot be certain, however, that Internet users in China will be willing to continue to adopt this payment method on a wide-spread and consistent basis or that it will be immune to the security and other concerns which have thus far contributed to the relatively low level of e-commerce activity in China. If the Internet does not become more widely accepted as a medium for our fee-based services, our ability to generate increased revenue will be negatively affected.

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

In one instance in 2005, one of our printers created unauthorized duplicate batches of our cards with the same passcodes as the cards which we ordered. Because our internal system only allows a passcode for a particular card to be used once, a small number of customers were not able to use their cards because the passcode for the duplicate card had already been used. Although this incident had no material impact on our business or financial results, we have enhanced our efforts to ensure that our cards are produced and distributed in accordance with our instructions. In particular, we have focused our customer service team on quickly responding to customer complaints regarding our cards, both to maintain our reputation in the market and to identify any issues which may indicate a potential problem with a printer or distributor. We are also highly selective in our choice of such parties, and have begun activating our cards on our internal system as close as possible to the purchase of such cards by the end-user to prevent any duplicate cards. If, however, these efforts are unsuccessful and our printers or distributors mishandle our cards or the related passcodes, our reputation and results of operations could be materially and adversely affected.

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 12.1% of our total net revenues for 2006, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

Changes in government policy could also restrict or curtail our online advertising services. For example, since July 2006, the PRC government has enacted a series of regulations, administrative instructions and policies to restrict online medical advertising, which we believe has contributed to a slight decline in our advertising revenue from clients in this industry. As a result of these regulations, we may lose some of our existing medical advertising clients. Moreover, the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines.

In addition, we believe that competition in the online advertising industry in China has intensified recently as new entrants have come into the market, such as Baidu.com, Inc., Tencent Inc. and other vertical Internet portals. The entry of additional, highly competitive Internet companies, whether domestic or international companies, into the Chinese market would further heighten competition for advertising spending in China.

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

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. Also, the way such policies have been enforced as applied to third party service providers has changed in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS website unions” in June 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. In addition, new billing systems for SMS services have been adopted, which require users to make two confirmations to order services via the Internet, and new policies have been implemented that enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. We believe that these billing systems and policies have adversely affected the growth of our revenue from wireless value-added services in 2004, 2005 and 2006. We expect that our revenue growth will continue to be adversely affected by the introduction of these billing systems and policies.

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

Changes in accounting rules for share-based compensation may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our future success depends to a large degree on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee stock options to align employees’ interest with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (or SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee stock options. The recognition of share-based compensation in our statement of operations would have a negative effect on our reported results and earnings per share, which could in turn negatively affect our stock price. On the other hand, if we alter our employee share incentive plan to minimize the share-based compensation expenses, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, and it may adversely affect our operations.

If we fail to establish and maintain relationships with content providers, we may not be able to attract traffic to the NetEase websites.

We rely on a number of third party relationships to attract traffic and provide content in order to make the NetEase websites more attractive to users and advertisers. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. Some content providers have increased the fees they charge us for their content. This trend could increase our costs and operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Moreover, our agreements with content providers are usually non-exclusive, although certain of our competitors have been entering into exclusive arrangements for certain content, particularly online video content. If we are not able to renew our agreements with content providers or our competitors obtain exclusive rights to content which we wish to offer on the NetEase websites, the attractiveness of our portal to users will be severely impaired. Also, if other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

We expect that the increasing popularity of online video content among Internet users in China will increase our costs in future periods because it requires significant bandwidth to deliver and will likely necessitate investments by us in new video streaming technology.

We believe that online video content is becoming increasingly popular among Internet users in China and that we will need to offer a wide range of video content on the NetEase websites to attract users. Although advances in video compression technology have allowed reductions in the bandwidth required to deliver video content, such content still requires significantly more bandwidth than the other forms of content we offer on the NetEase websites. If we are unable to pass on such increased costs to users, which we believe is unlikely for the foreseeable future, our costs will increase which could materially adversely affect our business and profitability. In addition, the technology for video content processing, transmission and high-speed data access systems is characterized by rapid developments and evolving industry standards. To enable users to access our video content quickly and reliably and remain competitive with other Internet portals in China and elsewhere, we anticipate that we will be required to invest in new video streaming technologies, including technologies developed by third parties, on a regular basis which will also increase our costs.

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

We issued US$100.0 million of zero coupon convertible subordinated notes due July 2023 which we may not be able to repay in cash and could result in dilution of our earnings per share.

In July 2003, we issued US$100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 2023. The notes are convertible into our ordinary shares at a conversion price of US$0.4815 per share, subject to adjustment upon the occurrence of specified events, which would result in the issuance of an aggregate of approximately 208 million ordinary shares (equivalent to approximately 8.3 million American Depositary Shares). Each holder of the notes will have the right, at the holder’s option, to require us to repurchase all or any portion of the principal amount of the holder’s notes on July 15 in 2007, 2008, 2013 and 2018 at a price equal to 100% of the outstanding principal amount. As of March 31, 2007, none of the notes have been redeemed, and US$11,270,000 worth of the notes have been converted into ordinary shares by certain holders of the notes. We may also be required to repurchase all of the outstanding notes following a fundamental change of our company, such as a change of control, prior to maturity. We may not have enough cash on hand or the ability to access cash to pay the notes if presented for redemption on a fundamental change, on a redemption date referred to above or at maturity. In addition, the redemption or purchase of our notes with our ordinary shares or the conversion of the notes into our ordinary shares could result in a reduction of our earnings per share. In May 2007, we entered into a revolving loan facility with the Hong Kong office of a commercial bank which is available, upon our request, for the refinancing of our convertible notes upon redemption requests by noteholders.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned approximately 47.2% as of March 31, 2007 of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax, or EIT, at the rate of 30% plus a local income tax of 3%.

Our subsidiary, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise.” According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as “Advanced Technology Enterprise” and hence is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

Our subsidiary Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou NetEase, was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT in 2003 and 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received an exemption from the 3% local tax from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with the “Software Enterprise” and “New and High Technology Enterprise” status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Our subsidiary Guangzhou Boguan Telecommunication Technology Limited, or Boguan, was recognized as a “Software Enterprise” on September 2005. As a result, it is exempt from EIT on its profits for 2006 and 2007, and will be taxed at a reduced EIT rate of 15% from 2008 to 2010. Boguan was subject to a 3% local income tax for 2006, and it will be exempt from the 3% local income tax from 2007 onwards.

Our subsidiary NetEase Yodao Information Technology (Beijing) Limited, or NetEase Yodao, is currently subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority.

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall income tax rate of 33%. Guangzhou NetEase was recognized as a “High Technology Enterprise” in December 2004. As a result, Guangzhou NetEase was subject to a reduced income tax rate of 15% from year 2004 to 2006.

On March 16, 2007, the National People’s Congress of the PRC adopted a new enterprise income tax law that imposes a single uniform income tax rate of 25% for most domestic enterprises and foreign-invested enterprises. This new law will be effective as of January 1, 2008. It contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. In addition, under the new enterprise income tax law, foreign investors are not expressly exempted from the income tax on dividends from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law. Furthermore, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. The new enterprise income tax law empowers the State Council of the PRC to enact appropriate implementing rules and regulations. If the transition periods and measures for existing preferential tax policies are enacted as currently contemplated, any preferential tax treatment enjoyed by our subsidiaries and affiliated companies will terminate at the end of the grace period, which period may be eliminated or significantly shortened by the PRC government. In addition, the PRC government may treat us as a resident enterprise under the new enterprise income tax law, which would adversely affect our financial condition and results of operations. Our historical operating results may not be indicative of our operating results for future periods as a result of changes in applicable tax laws.

Moreover, since our deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of the deferred tax assets and deferred tax liabilities of our company. As of June 26, 2007, the date of the audit report contained in this Form 20-F, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards, have not been clarified. Consequently, management is not in a position to reasonably assess the impact, if any, to the carrying values of the deferred tax assets and deferred tax liabilities that will result from the implementation of the new tax law. The announcement of detailed measures and other related regulations may impact our operating results and financial position in future periods.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ. Any such action could adversely affect our financial results and the market price of our ordinary shares.

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

Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems.

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. Most of our servers and routers are currently located at several different locations in China. Our disaster recovery plan cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a system shutdown. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers.

Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

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

We rely on affiliates of China Netcom, China Telecom and CERNET to provide us with bandwidth and server custody service for Internet users to access the NetEase websites. If China Netcom, China Telecom, CERNET or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

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

Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites could result in significant penalties, including a temporary or complete cessation of our business. China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the PRC Ministry of Information Industry, or MII, has published implementing regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, the MII may implement a requirement that users of blogs register under their real names. If such a regulation is implemented, our business may be negatively affected due to a decrease in the number of blog users.

In addition, the Ministry of Public Security has from time to time prohibited the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security also has the authority to require any local Internet service provider to block any website maintained outside China at its sole discretion.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. The term “state secrets” has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, under recently adopted regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

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

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2007 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see “Taxation” below.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com is a holding company with no significant assets other than cash on hand and its equity interests in its subsidiaries NetEase Beijing, NetEase Interactive Entertainment Ltd., or NetEase Interactive, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai (which was dissolved in February 2006), Boguan and NetEase Yodao, as well as Guangzhou Interactive and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, which are wholly owned subsidiaries of NetEase Interactive. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our American Depositary Shares or to make any required payments to holders of our convertible notes. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax, but PRC tax authorities may require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive and Boguan are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

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

The value of the Renminbi may fluctuate according to a number of factors. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including US dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to US dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the US dollar. There can be no assurance that such exchange rate will be stable in the future. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our American Depositary Shares in foreign currency terms.

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

All participants in our existing equity compensation plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors, employees and other parties under PRC law.

On April 6, 2007, the capital account department of SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78,” or “Circular 78.” It is not clear at this time whether Circular 78 covers only equity compensation plans which provide for the grant of stock options or any type of equity compensation plan, such as a plan which authorizes the grant of restricted share awards. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

Circular 78 has not yet been made publicly available nor formally promulgated by SAFE, but it is our understanding that SAFE has begun enforcing its provisions. Nonetheless, we cannot predict whether it will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans. If it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.

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

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, the main relevant government authority being the MII. Prior to China’s entry into the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50% of the total equity in any value-added telecommunications business in China. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004. Guangzhou NetEase has also obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products in Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet culture operating license for online game activities issued by the Ministry of Culture, and a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase.com relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an Internet content provider.

However, we cannot be certain that we or our affiliates will be granted any other additional license, permit or clearance we may need in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services. The PRC began several years ago to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. The PRC government may issue new interpretations of the regulations regarding supervision of the Information industry from time to time. In July 2006, the MII issued a notice to strengthen management of foreign investment in and operation of value-added telecommunication services. The notice emphasizes that foreign investors who wish to engage in value-added telecommunication services must strictly follow the relevant rules and regulations on foreign investment in telecommunication sectors. The notice also prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Value-added services license holders are required to evaluate the compliance with the requirements set forth in the notice. As a result of the foregoing, we plan to transfer several of our domain names and trademarks to Guangzhou NetEase.

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. In addition, NetEase.com may have difficulties enforcing its rights under the agreements with Guangzhou NetEase and Guangyitong Advertising if any of these parties breaches any of the agreements with them because NetEase.com does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

The Chinese government has taken steps to limit online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the Ministry of Culture and the MII jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. Subsequently, in August 2005, the General Administration of Press and Publications, or GAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Notice”), which confirmed the real-name verification proposal and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Notice. Accordingly, we are in the process of implementing our anti-addiction system to comply with the Notice.

We are not able to quantify the possible impact of the Notice on our business at this time. Nonetheless, we believe that it will likely have a negative impact of our online games revenue because it will limit the game playing time of players under the age of 18. In addition, it has been reported in the Chinese media that the Chinese government has concerns about the social impact of online games, and it may impose additional regulatory restrictions on us, our customers or otherwise take actions that harm our business.

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

The Chinese market for Internet content and services is intensely competitive and rapidly changing. Many companies offer competitive products or services including online games, Chinese language-based Web search, retrieval and navigation services, wireless value-added services and extensive Chinese language content, informational and community features and e-mail. In addition, as a consequence of China joining the WTO, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to 50% of the total equity ownership in any value-added telecommunications business, including an Internet business, in China.

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online games revenues in the future. We believe that competition in the online advertising industry in China has intensified recently as new entrants have come into the market, such as Baidu.com, Inc., Tencent Inc. and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. Our focus on these services continued throughout 2004, 2005 and 2006.

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

Our principal capital expenditures for 2006 consisted mainly of office renovations, furniture and fixtures, computer equipment and software costs for a total of approximately RMB142.5 million (US$18.3 million). Our principal capital expenditures for 2004 and 2005 also consisted mainly of computer equipment as well as software for a total of RMB60.1 million (US$7.3 million) and RMB92.6 million (US$11.5 million), respectively.

We have made additional capital expenditures of approximately RMB33.2 million (US$4.3 million) from January 1, 2007 until March 31, 2007, principally for purchases of additional servers and computer equipment in order to accommodate the expected increase in usage of our online games and free email services and, to a lesser extent, for increased traffic on the NetEase websites. Our capital expenditure plans for the period from April 1, 2007 to December 31, 2007 have not yet been fixed, but we expect to spend an additional approximately RMB96.2 million (US$12.3 million), primarily for the same purposes. In addition, if we acquire in the near future the land use rights which are described below under “—Recent Developments,” we expect that we will spend in total an additional approximately RMB320.0 million (US$41.0 million) in capital expenditures for the acquisition of land for approximately RMB27 million (US$3.5 million) and for the construction of buildings for approximately RMB293 million (US$37.5 million) on such land during the remainder of 2007 and the following two to three years. Capital expenditures in 2007 and thereafter have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

Recent Developments

Our subsidiary NetEase Hangzhou is in discussions with the local city government in Hangzhou, China for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. The terms of the purchase, including the purchase price which is expected to be approximately RMB27.0 million (US$3.5 million), are being discussed by the parties, although we expect to reach a definitive agreement in the near future. If the purchase is completed, we intend to construct several buildings on the land over the following two to three years for our game development division.

B.	Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising and Ling Yi and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal and wireless value-added services businesses.

We generate revenues from fees we charge users of our online games and, to a much lesser extent, of wireless value-added and other fee-based premium services, as well as from selling advertisements on the NetEase websites. Our basic service offerings on the NetEase websites are available without charge to our users.

Our ability to leverage our portal traffic to generate revenues in online gaming and advertising services is a key component of our growth strategy.

Our Portal

The NetEase Web sites provide Internet users with Chinese language online services centered around three core service categories—content, community and communication. Our wide range of content appeals to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences between the ages of 19 and 34. With total average daily page views of more than 710 million in December 2006, our daily page view metrics continued to rank NetEase.com as one of the most popular destinations in China and worldwide. We are continually working to reinforce our leadership position through premium content and service development and innovation.

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through various channels, including channels focusing on news, entertainment, sports, finance, information technology and automobiles.

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including e-mail, blogging, instant messaging, matchmaking, alumni directories, clubs, e-cards, chat rooms and community forums.

Other

In addition to the services described above, the NetEase Web sites provide other services to our users, including a web sites directory, web pages search service and classified advertisements. We also host online yellow pages and classified advertisement services. Additionally, we are developing our own proprietary Internet search engine, and we expect to launch this service in 2007.

Among the various free and fee-based services that we are offering through our portal, we derived most of our revenue in 2006 from online games and advertising services. A small portion of our revenue also comes from wireless value-added services.

Online Games Services

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect and interact. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users.

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

Advertising Services

Our large and growing user base attracts well-known advertisers to our web sites. The various content channels and wide range of online services offered through our Internet portal forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users. Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities.

Wireless Value-Added Services

We offer a wide range of wireless value-added services (WVAS) which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. Combining content from our Internet portal with mobile applications we have developed in-house, we can rapidly develop sophisticated WVAS.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries, NetEase Beijing, NetEase Shanghai (until it was dissolved in February 2006), Boguan, NetEase Yodao and NetEase Interactive (and NetEase Interactive’s wholly owned subsidiaries Guangzhou Interactive and NetEase Hangzhou).

Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and they operate the NetEase websites and the online advertising business. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Guangzhou NetEase is 90% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10% owned by his brother, Bo Ding. Guangyitong Advertising is 80% owned by Guangzhou NetEase and 20% owned by Bo Ding. Ling Yi is 90% owned by William Lei Ding and 10% owned by his brother, Bo Ding. We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising or Ling Yi.

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

The following diagram shows the group structure of our subsidiaries and affiliated companies:

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand. The third affiliated entity of NetEase.com, Inc., Ling Yi, is not shown in such box because its revenues were insignificant in 2004, 2005 and 2006.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II and a MMORPG licensed from a Korean company, PristonTale, in August 2002. In January 2004, our second in-house developed MMORPG, Fantasy Westward Journey, was commercially launched. For the month of December 2006, peak concurrent users for this game reached over 1,335,400.

We licensed a Korean developed 3D MMORPG, named Fly For Fun, which we expect to commercially launch in the third quarter of 2007. In addition, we launched our first 2.5D game, Datang, in 2006 and are currently developing a new 3D game, Tianxia, as well as an advanced version of Westward Journey Online II. We are in the process of altering and adding more features to Datang and our newest version of Tianxia (Tianxia II) in response to player feedback, although we cannot predict if or when we will commercially launch new versions of these games. We expect to commercially launch our new version of Westward Journey Online II in the second half of 2007.

For the month ended December 31, 2006, our online games in the aggregate had 640,830 average concurrent users (ACU). The following table sets forth the average number of concurrent users for each of our MMORPG game titles for the periods indicated:

	ACU for the month ended December 31, (1)
	2004	2005	2006
Fantasy Westward Journey	159,445	383,912	453,295
Westward Journey Online II	156,430	207,383	174,209
Datang	—	—	13,326

(1)	We stopped charging users to play PristonTale in August 2004 and stopped operating the game in 2005 so such game is not included in this table.

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

Game play is monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play. As of December 31, 2006, our company employed approximately 260 personnel as dedicated game masters.

Game content and game-play features are expanded through the development of expansion packs, which are released periodically for each game and which contribute to the ongoing popularity of the game.

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. During 2006, we launched Phase II of our casual games, and as of December 31, 2006, we had 22 online casual games. We are currently developing a new set of casual games that will offer greater variety to users, including more sophisticated games.

Customer Service

We believe that providing strong, dependable customer support is a key component to succeeding in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2006, our company employed approximately 424 personnel in our call center as customer service specialists for our online games as well as for our other services.

User Fees

Users of our MMORPG games pay fees according to the amount of time they play the games. Currently, we charge RMB0.40 (US$0.05) per hour for all of our game titles, Westward Journey Online II, Fantasy Westward Journey and Datang.

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

Revenues from our online games are an increasingly important component of our overall revenues. Revenues from our online games accounted for 65.8%, 81.9% and 84.6% of total net revenues in 2004, 2005 and 2006, respectively.

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

Users and Page Views

The NetEase websites have registered and unregistered users. Any user may visit the NetEase websites without registering. Both registered and unregistered users generate page views when they visit our website. During the month of December 2006, users on an average daily basis viewed an aggregate of 710 million of our Web pages (average daily page views). Only registered users can use our personalized services such as our free e-mail system and instant messaging, and our fee-based premium services such as our premium e-mail and dating services. Additionally, when registering an account, NetEase users are asked to provide us with demographic and preference information that better allow us to identify and target audiences with relevant online advertising.

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

NetEase users can interact through a variety of community services. They include:

E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2006, we had approximately 195 million registered free email users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-spam filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2006, we had approximately 196,000 active VIP e-mail subscribers.

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

Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2006, we had approximately 175,000 peak concurrent users of our instant messaging service.

Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 9.4 million accumulated registered accounts and approximately 58,500 subscribers as of December 31, 2006.

Other

In addition to the services described above, the NetEase Web sites provide other services to our users, including a web sites directory and web pages search service. Our web sites directory is based on an open architecture system with over four hundred volunteer editors working to build a categorized directory of Chinese web sites. The web pages search service is powered by the Google search engine. Through our own innovation as well as third-party alliances, we have also extended our search services to cover news, images and dictionary. We also host online yellow pages and classified advertisement services. Additionally, we are developing our own proprietary Internet search engine, and we expect to launch this service in the second half of 2007.

Advertising Services on the Websites

We provide advertising services for advertisers on our websites, utilizing many advertising formats and techniques. These include sponsorships of our channels, advertisements such as animated and interactive banners, floating buttons, text-links and other formats throughout our websites, advertising through targeted e-mail campaigns, interactive media-rich sites, and sponsored special events that integrate live events with online promotion and other media.

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
content services (such as news, local information, finance and weather);
chat rooms;
basic e-mail services;
basic personal ads;
basic matchmaking;
basic alumni clubs;
basic personal homepages;
photo album;
diary;
blogging;
clubs;
electronic greeting cards;
instant messaging PC to PC;
searching online yellow pages;
browsing classified ads;
Web directories;
Web searching; and
online shopping mall.

Fee-Based Premium Services, including:	Monthly subscription basis (ranges from RMB3.00 (US$0.38) to RMB60.00 (US$7.69) per month)
premium e-mail services;
premium personals;
premium matchmaking;
premium alumni clubs; and
premium personal homepages.

Advertising Services, including:	Varies depending on service (see below).
channel sponsorship;
banner advertising;
direct e-mail; and
sponsored special events.

Pricing for our advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertisers website.

Wireless Value-added Services

Our primary wireless value-added offering is short messaging services, or SMS, which allows mobile phone users to, among other things, send and receive text messages from the Internet. We offer a wide variety of SMS services in the form of individual messages and subscription packages which allow users, for example, to receive news and information such as daily news and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. In 2006, Internet-related services remained our most popular category of SMS services in terms of revenue, in particular e-mail-related services through which we notify subscribers via an SMS message that they have received an e-mail message in our premium VIP e-mail service. For an additional payment, we will also send subscribers the text of the e-mail message to their mobile phone via SMS.

In addition, we offer wireless application protocol, or WAP, services, which provide a browser-based platform to access and use sophisticated wireless value-added services, and multimedia messaging services, or MMS, which provide sophisticated, content-rich mobile messages. Both WAP and MMS services are available to mobile users with phones that are compatible with the advanced 2.5G mobile networks in China. We also offer interactive voice response services, or IVRS. IVRS allows users to access pre-recorded information from their mobile phones or interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. Our users can also order color ring-back tones, which enable users to customize the ringtone a caller hears. These ringtones can include voice recordings as well as pre-recorded music.

Revenues from our wireless value-added services have become a smaller component of our overall revenues in the last three years. Revenues from wireless value-added services and others accounted for 16.9%, 4.4% and 3.4% of total net revenues in 2004, 2005 and 2006, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

Fees

Fees for our wireless value-added services range from RMB0.10 (US$0.01) to RMB2.00 (US$0.26) per SMS message or from RMB0.10 (US$0.01) to RMB30.00 (US$3.84) per SMS subscription per month. For MMS, the service fees range from RMB0.20 (US$0.03) to RMB3.00

(US$0.38) per MMS message and RMB4.00 (US$0.51) to RMB30.00 (US$3.84) per MMS subscription per month. For IVRS, the service fees range from RMB0.30 (US$0.04) to RMB1.00 (US$0.13) per IVRS minute. For color ring-back tone, service fees ranges from RMB0.50 (US$0.06) to RMB8.00 (US$1.03) per song or other recording. For KJAVA, which is a JAVATM programming language for mobile phones, service fees range from RMB3.00 (US$0.38) to RMB8.00 (US$1.03) per month. Pursuant to our agreements with the mobile operators in China, fees for our wireless value-added services are added onto the user’s mobile phone bill and subsequently collected from the user. Through Guangzhou NetEase and Ling Yi, we share the revenue collected with these mobile operators.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of our MMORPGs largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 1,200 distributors as of December 31, 2006. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. We typically sell prepaid point cards to distributors at a 14%-15% discount off of their face value.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 87 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2006.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. In 2006, we invested in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consisted of corporate branding and announcements about our services through outdoor, print and online advertisements.

We have entered into a number of revenue sharing agreements with third party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés and university campuses, in return for a share of revenues we receive from new users they recruit.

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

Our major area of focus is the development of our proprietary online games. Though we have obtained MMORPG titles in the past both through licensing arrangements and internal development, we believe internal development offers a number of advantages, including flexibility to release new versions and upgrades according to our own timetable, the ability to tailor new games to the Chinese audience and the ability to proactively monitor and counter hacking activities so as to ensure the integrity of the gaming environment. We are currently developing two new MMORPG titles and are expanding our new casual games platform. We will continue to focus on developing additional new games in the future. As of December 31, 2006, we had 559 programmers, network engineers and graphic designers dedicated to online game research and development.

In connection with our game development activities, we will occasionally license specific game technologies which we incorporate into our in-house developed games, such as a 3D game engine that we will be using in our newest MMORPGs.

As of December 31, 2006, we had 41 employees dedicated to the development of new wireless value-added services. Though the majority of our wireless value-added services in 2006 were SMS-based, we believe that this will change in the future. Our research and development activities for this business have focused recently on new services using more advanced technologies such as MMS and WAP, as well as IVRS and color ring-back tone.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Netcom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2006, there were approximately 9,200 of such co-located servers, operating with Web server software from Apache and Netscape. As of December 31, 2006, we had leased dedicated lines with a total of approximately 18.8 gigabits per second capacity from China Netcom’s Beijing, Guangzhou and Changzhou affiliates, China Telecom’s Beijing and Changzhou affiliates, and CERNET.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Shanda Interactive Entertainment Limited, or Shanda, The 9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Linktone Ltd., or Linktone, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu, and 21cn.com.

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

Moreover, operators of Internet portals, such as Sina and Sohu, and dedicated service providers, such as Linktone, MTone Wireless Corporation and Newpalm Information Technology Co., Ltd. (a subsidiary of Chinadotcom), are major providers of wireless value-added services in the China market, and like our company, they also have partnership arrangements with both China Mobile and China Unicom, the two principal mobile phone operators in China. Overall, we have seen increasing competition in the wireless value-added services market in 2005 and 2006, and expect competition to remain intense in 2007.

We also believe that competition in the online advertising industry in China has intensified as new entrants have come into the market such as Baidu, Tencent and other vertical Internet portals. In addition, we face potential competition from US-based portals such as Yahoo!, Yahoo! Chinese and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

We also compete with traditional forms of media for advertising-related revenue. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, international connection to computer information networks, information security and censorship. In addition to the Ministry of Information Industry, or MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the State Administration for Industry and Commerce, or SAIC, the State Council Information Office, or SCIO, the General Administration for Press and Publication, or GAPP, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the Ministry of Culture, or MOC, the Ministry of Commerce and the Ministry of Public Security.

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations. The Telecom Regulations categorized all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses, with Internet Content Provider (ICP) services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the Word Trade Organization, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may now hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services, or the 2006 MII Circular, was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that (i) any domain name used by a valued–added telecom service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecom service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecom service provider must be installed within the scope as prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecom services that the service provider has been approved to provide; and (iv) a value-added telecom service provider must establish or improve the measures of ensuring information security. Companies which have obtained operating licenses for value-added telecom services are required to conduct a self-examination and self-correction according to the foregoing requirements and report the results of such self-examination and self-correction to MII. To comply with these requirements, Guangzhou NetEase has submitted its self-correction report to MII, and we are in the process of transferring certain of our trademarks and domain names to Guangzhou NetEase.

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet content services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide Internet content services on a national basis.

The Regulations for the Administration of Internet Bulletin Board Services, which was issued by MII on October 8, 2000, provide that any ICP operator engaged in providing online bulletin board services is subject to a special approval and filing process with the relevant government telecommunications authorities. Guangzhou NetEase has obtained a permit to operate its bulletin board services.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by SCIO and MII on November 6, 2000, stipulate that non-news organizations may not publish news items produced by themselves and require the websites of non-news organizations to be approved by SCIO after securing permission from SICO at the provincial level. On September 25, 2005, the Regulations for the Administration of Internet News Information Services were promulgated jointly by SCIO and MII. The regulations require that any ICP operator that is a non-news organization but engaged in Internet news information services must obtain approval for those services from SCIO. Guangzhou NetEase has obtained an Internet News Information Service License from SCIO.

On June 27, 2002, MII and GAPP jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public. Guangzhou NetEase has obtained a license from GAPP to engage in Internet publishing.

On July 8, 2004, SFDA issued the Measures for the Administration of Internet Drug Information Services, which stipulate that websites publishing drug-related information must obtain a license from local food and drug administrations. Guangzhou NetEase has obtained a license for publishing drug-related information from the Guangdong Food and Drug Administration.

According to the Measures for the Administration of Internet Medical and Health Information Services, which were issued by MOH on January 8, 2001, websites publishing medical and health information must gain approval from local health administrations. In compliance with the above regulation, Guangzhou NetEase has secured an approval for publishing medical and health information through a formal reply issued by the Guangdong Health Administration.

The Provisional Measures for the Administration of Educational Websites and Online Education School were released by MOE on July 5, 2000. This regulation requires that educational websites, which include websites publishing education-related information, must obtain an approval from the relevant administrative department regulating education. In a formal reply issued by the Guangdong Education Administration, Guangzhou NetEase has been approved to operate educational websites.

Pursuant to the Measures for the Administration of Internet E-mail Services, or the Internet E-mail Measures, which were issued by MII on February 20, 2006, e-mail service providers must obtain value-added telecommunications business operating licenses or file for recordation as nonprofit Internet service providers. In addition, each e-mail service provider must keep a record of the timing, sender’s or recipient’s e-mail address and IP address of each e-mail transmitted through its servers for 60 days. The Internet E-mail Measures also state that an Internet e-mail service provider is obligated to keep confidential the users’ personal registered information and Internet e-mail addresses. An Internet e-mail service provider and its employees may not illegally use any user’s personal registered information or Internet e-mail address and may not, without consent of the user, divulge the user’s personal registered information or Internet e-mail address, unless otherwise prescribed by another law or administrative regulation. Guangzhou NetEase has obtained an Inter-Provincial Value-Added Telecommunications Business Operating License.

Information Security and Censorship

Regulations governing information security and censorship include:

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementation Rules (1990).

•	The Law of the People’s Republic of China on the Preservation of State Security (1993) and its Implementation Rules (1994).

•	The Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994).

•	The Administrative Regulations for the Protection of Secrecy on Computer Information System Connected to International Networks (1997).

•	The Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000).

•

The Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000).

•	The Detailed Implementation Rules for the Administration of Commercial Website Filings for the Record (2000).

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security(2002).

•	The Provisions on the Technical Measures for the Protection of the Security of the Internet (2005).

Under the Administrative Regulations for the Protection of Secrecy on Computer Information System Connected to International Networks and various other laws and regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

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

Failure to comply with these content censorship requirements may result in the revocation of licenses and the closing down of the concerned websites. To ensure compliance with these regulatory requirements, Guangzhou NetEase has taken all reasonable steps to avoid displaying any of the prohibited contents on the NetEase websites. In addition, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. Guangzhou NetEase has obtained a Filing and Registration Certificate for Computer Information System Connected to International Networks issued by Guangzhou Public Security Bureau.

According to the Detailed Implementation Rules for the Administration of Commercial Website Filings for the Record, websites should register their names with the Beijing Municipal Administration of Industry and Commerce, or BAIC, and obtain electronic registration marks, which should be placed at their homepages. Guangzhou NetEase has registered the NetEase websites with BAIC and subsequently placed the electronic registration mark on its homepage.

The Provisions on the Technical Measures for the Protection of the Security of the Internet specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of the society or disclose state secrets. According to these measures, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau.

Online Games

The Measures for the Administration of Software Products, which were issued by MII on October 27, 2000, classify online games products as software products, and a software registration certificate issued by the MII is required for the operation and sales of each online game. In compliance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II and Fly For Fun, have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase has received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Network Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. In November 2005, MOC issued Guangzhou NetEase a certificate of public testing for Fly for Fun.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Guangzhou NetEase has registered the license agreement for Fly for Fun with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Guangzhou NetEase has registered the license contract for Fly for Fun with the State Copyright Bureau.

The publication of online games also requires approval from GAPP in accordance with the Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP and MII on June 27, 2002. Guangzhou NetEase has received such approval. In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Notice. Accordingly, we are in the process of implementing our anti-addiction system to comply with the Notice.

On February 18, 1994, the State Council promulgated the Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems, which define Security Products for Computer Information Systems as software and hardware products designed for the protection of computer information security and stipulate that a license must be obtained before selling Security Products for Computer Information Systems. The Ministry of Public Security issued the Measures for the Administration of Security Products for Computer Information Systems Examination and Sales License on June 28, 1997 confirming that a license for the sale of security products for computer information systems must be obtained as a precondition for sales of such products. Guangzhou NetEase has developed a technology which is designed to protect the passwords of online game players and falls into the scope of security products for computer information systems which is subject to this license requirement. Guangzhou NetEase has obtained the above-mentioned license from the Guangdong Public Security Bureau.

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC before they can be put into operation. Our in-house developed online games, including Westward Journey Online II, Fantasy Westward Journey and Datang, have been filed with MOC for recordation. Westward Journey Online II and Fantasy Westward Journey have successfully finished the recordation process while Datang is still in the review process.

The Regulations for the Administration of Audio and Video Products, which was released by the State Council on December 25, 2001, require that the publication, production, duplication, importation, wholesale, retail and renting of the audio and video products are subject to a license issued by competent authorities. Guangzhou NetEase has obtained such license from Guangdong Culture Administration.

Wireless Value-Added Services

The Measures for the Administration of Telecommunications Business Operating Licenses issued by MII on December 26, 2001 differentiated telecom licenses into two types: license for basic telecom services and license for value-added telecom services. Geographically, a telecom license can be granted for intra-provincial or inter-provincial activities.

In April 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Message Services, or the SMS Notice, which required all SMS providers to obtain a relevant operating license within 30 days after the issuance of the notice, otherwise, the mobile operators in China will immediately cease to provide connection services to such provider. Guangzhou NetEase has obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, and has completed the requisite registrations with the local offices of MII in 31 provinces.

Online Advertising

The Regulations for the Administration of Advertising and its Detailed Implementation Rules were both promulgated by the State Council and SAIC, which took effect on December 1, 1987 and January 1, 2005 respectively. According to these regulations, websites engaged in advertising must apply for a business license to conduct such business. In compliance with such regulations, Guangyitong Advertising, which operates our online advertising business through a series of agreements with Guangzhou NetEase, and Guangzhou NetEase have obtained a business license to carry out the design, production, agency and release of advertisements.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

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

We have full legal rights over and have registered a number of domain names, including:

•	www.netease.com;

•	www.163.com;

•	www.yeah.net;

•	www.126.com; and

•	www.nease.net

Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming and our search engine. We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed and registered the marks for “NetEase” in English in the United States. As described above under “—Government Regulations,” we are in the process of transferring certain of our trademarks and domain names to Guangzhou NetEase to comply with the 2006 MII Circular.

In addition, we have registered our Westward Journey Online II, Fantasy Westward Journey, Tianxia II games with the State Copyright Bureau of China. Moreover, we have filed some patent applications with the State Intellectual Property Office of China.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Infringement or misappropriation of our intellectual property could materially harm our business. We own the intellectual property (other than the content) relating to the NetEase Websites and the technology that enables on-line community, personalization and e-commerce services on those sites. We license content from various freelance providers and other content providers.

Many parties are actively developing community, online game, e-commerce, search and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

C.	Organizational Structure

Our organizational structure is set forth above under the heading “Our Organizational Structure”.

D.	Property, Plant and Equipment

Our principal executive offices were previously located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086 and are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. We leased our previous principal executive offices at an effective annual rent of approximately RMB0.5 million (US$0.05 million), including management fees, for 556 square meters under a lease that expired in May 2006. We lease our current principal executive offices at an effective annual rent of approximately RMB7.1 million (US$0.9 million), including management fees, for 4,354 square meters under a lease that expires in May 2009. We also occupy 1,663 square meters under a lease in Beijing that expires in July 2009. In Hangzhou, we occupy 2,157 square meters under leases that expire in June 2008 and October 2008. In Guangzhou, we currently occupy 4,445 square meters under leases that expire in November 2007 and March 2008. We also occupy a building in Guangzhou with total floor area of 20,000 square meters. We currently do not have a lease for such property but have accrued imputed rent for it. For more information on this property, see Item 5 “Operating and Financial Review and Prospects” and Item 7.B. “Major Shareholder and Related Party Transactions – Related Party Transactions.” We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

As of December 31, 2006, we leased dedicated lines with a total capacity of approximately 18,800 megabits per second from various affiliates of China Netcom and China Telecom and from CERNET. We lease such capacity pursuant to short term contracts. Our bandwidth fees were approximately US$6.4 million for the year ended December 31, 2006.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this Form 20-F. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2006, we had registered an accumulated total of approximately 647 million accounts, and our average daily page views exceeded 710 million for the month ended December 31, 2006.

For the year ended December 31, 2006, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future.

We achieved a net profit of RMB1,242.8 million (US$159.2 million) for 2006 and generated positive operating cash flows of RMB1,596.1 million (US$204.5 million) during the year. We recorded retained earnings of RMB235.6 million, RMB1,123.2 million and RMB2,338.1 million (US$299.6 million) as of December 31, 2004, 2005 and 2006, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2006, we had four major subsidiaries, NetEase Beijing, Boguan, NetEase Yodao, and NetEase Interactive, which has two direct wholly owned subsidiaries, Guangzhou Interactive and NetEase Hangzhou. We dissolved our subsidiary NetEase Shanghai in February 2006.

NetEase Beijing, NetEase Hangzhou, Boguan, NetEase Yodao, and Guangzhou Interactive were established in China on August 30, 1999, June 2, 2006, December 8, 2003, March 21, 2006, and October 15, 2002, respectively. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see the caption “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our major shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the years ended December 31, 2004, 2005 and 2006, this company earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

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

Revenue

We generate our revenues from the provision of online games services, advertising services and wireless value-added services and others. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2004, 2005 and 2006.

We have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services to their customers. Our aggregated revenues via these various contractual relationships with China Mobile were approximately 11.4%, 2.6% and 1.6% of our total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Online Games Services

We derive all our online game services revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. Customers can also purchase “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 91.2%, 90.0% and 92.6% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2004, 2005 and 2006, respectively, with the remainder generated by our paid search engine business.

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

Wireless Value-Added Services and Others

We derive a portion of our wireless value-added services and others revenues from providing to our customers value-added services through SMS. We are also focusing on developing services which utilize newer, more content-rich wireless technologies such as MMS, WAP and IVRS. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will continue to represent an increasing portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

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

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), revenue sharing expenses paid to Internet data centers (“IDC”) for the rental of servers, and printing costs for our prepaid point cards.

In addition, cost of revenues for our online games services also include that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

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

Wireless Value-Added Services and Others

Cost of revenues related to our wireless value-added services and others consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other services. It also includes business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges. In 2006, general and administrative expenses also included imputed rent for a building in Guangzhou, Guangdong Province which is owned by a third party developer and we occupy. We and William Ding, our Chief Executive Officer, director and major shareholder, have been in ongoing negotiations with the third party developer regarding its possible purchase by one of our subsidiaries in the PRC. During this time, with the developer’s permission, we have been occupying the property without a lease or the payment of any rent. Under applicable accounting standards, we are required to record an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB3.7 million (US$0.5 million) in 2006. For additional information on this property, see Item 7.B “Related Party Transactions—Lease of Property in Guangzhou.”

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2004, 2005 and 2006, such expenses also included licensing and training fees paid to a third party developer of a 3D game engine to be used in our future online games.

Share-Based Compensation Cost

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

For the years ended December 31, 2004, 2005 and 2006, we recorded share-based compensation cost of approximately RMB55,340, RMB13,835 and RMB101.3 million (US$13.0 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible. The significant increase in share-based compensation cost in 2006 is mainly due to our adoption of SFAS 123R for the fiscal year beginning January 1, 2006.

As of December 31, 2005 and 2006, we recorded no deferred compensation cost relating to share option grants. As of December 31, 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB13,835. We may incur additional share-based compensation cost in 2007 as a result of the possible recruitment of additional management personnel and the granting of new share options or other share-based compensation to these personnel and other members of our staff, and as a result of the adoption of SFAS 123R as explained under the caption “—Recent Accounting Pronouncements.”

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise.” According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as an “Advanced Technology Enterprise” and, as a result, is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT in 2003 and 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received an exemption from the 3% local tax rate from 2005 onwards.

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

Boguan was recognized as a “Software Enterprise” on September 2005. It is exempted from EIT on its profits for 2006 and 2007, and will be taxed at a reduced EIT rate of 15% from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006, and it will be exempted from the 3% local income tax from 2007 onwards.

NetEase Yodao is currently subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority. In April 2007, it was recognized as an “Encouraged High Technology Company” and expects to receive preferential tax treatment for 2007 to 2011.

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall income tax rate of 33%. However, Guangzhou NetEase was recognized as a “High Technology” Enterprise in December 2004. As a result, Guangzhou NetEase was subject to a reduced income tax rate of 15% from year 2004 to 2006.

Tax Reform

At the Fifth Session of the Tenth National People’s Congress (“NPC”) in March 2007, the NPC approved the draft Enterprise Income Tax Law of the People’s Republic of China (the “new tax law”). The new tax law was passed to achieve unification of income tax law applicable to both domestic and foreign-funded enterprises. The new tax law will become effective in January 2008. The key elements of the new tax law include the following:

(i)	A new corporate income tax rate of 25% will be applicable to both domestic and foreign-invested enterprises.

(ii)	An enterprise established offshore but having its management organ in the PRC will be deemed as a “resident enterprise”, which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government.

(iii)	Foreign investors are not expressly exempted from the income tax on their dividend from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law.

(iv)	Enterprises which are currently entitled to a lower income tax rate for a fixed term will continue to enjoy the preferential tax treatment until the expiration of such fixed term.

(v)	Preferential income tax rates will continue to be provided for the promotion of technological innovation and progress, encouragement of infrastructure construction, and environmental protection and energy conservation, among other things. A preferential income tax rate of 15% will continue to be made available to hi-tech enterprises receiving priority support from the State. In addition, the new law will provide a grandfather period of five years to enterprises currently enjoying an income tax rate of 15% or 24% after the new tax law becomes effective in 2008.

(vi)	The new tax law unifies the policy for expenditure deduction and defines the scope of nondeductible expenditures. Further, it makes unified provisions for the deduction of expenditures related to an enterprise’s fixed assets, intangibles, long-term prepaid expenses, and investment assets and inventory.

We are currently monitoring and assessing the impact of the new tax law on our tax position. In particular, since our deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of the deferred tax assets and deferred tax liabilities of our company. As of June 26, 2007, the date of the audit report contained in this Form 20-F, detailed implementation measures of the new tax law have yet to be issued, and specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, management is not in a position to reasonably assess the impact, if any, to the carrying values of our deferred tax assets and deferred tax liabilities that will result from the implementation of the new tax law. Management will further evaluate the impact to our operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

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

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games Services

We provide online games services through Guangzhou NetEase. Regarding the revenue recognition for our online games, we sell prepaid point cards to the end users who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

Advertising Services

We derive advertising fees principally from short-term advertising contracts. With respect to the advertising contracts that do not include a fixed delivery pattern for the advertising services, revenues are generally deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

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

Other Critical Accounting Policies and Estimates

Research and Development Costs

We recognize costs to develop our online game services in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Upon marketing of the online game, all subsequent costs are expensed when incurred. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2006, we had not capitalized significant product development costs.

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

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two years to fifteen years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

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

Stock-Based Compensation Expense

We adopted the provisions of, and have accounted for stock-based compensation in accordance with, Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) since January 1, 2006. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based compensation awards, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There currently is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The guidance provided in SFAS 123R and Staff accounting Bulletin (“SAB”) No. 107 (“SAB 107”) is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of stock-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Repurchase of Shares

On May 18, 2006, our board of directors approved a share repurchase program for up to US$50 million worth of our issued and outstanding ADSs for approximately one month. Pursuant to this program, approximately 2.4 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$50.3 million (including transaction costs) in open-market transactions.

On August 28, 2006, our board of directors approved a share repurchase program for up to US$100 million worth of our issued and outstanding ADSs for a period not to exceed six months. As of December 31, 2006, approximately 3.6 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$60.1 million (including transaction costs) in open-market transactions.

On March 13, 2007, our board of directors approved a share repurchase program for up to an additional US$100 million worth of our issued and outstanding ADSs for a period not to exceed three months. As of March 31, 2007, approximately 1.1 million of our issued and outstanding ADSs were purchased for an aggregate consideration of US$20.8 million (including transaction costs) in open-market transactions.

We funded all of the foregoing repurchases from available working capital.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	628,936,223	65.6	1,379,475,803	81.4	1,856,062,971	83.7
Advertising services	171,054,305	17.9	241,200,444	14.2	285,772,653	12.9
Wireless value-added services and others	158,310,317	16.5	73,742,136	4.4	75,406,121	3.4

Total revenues	958,300,845	100.0	1,694,418,383	100.0	2,217,241,745	100.0
Business tax	(54,703,018)	(5.7)	(82,054,902)	(4.8)	(52,882,275)	(2.4)

Net revenues	903,597,827	94.3	1,612,363,481	95.2	2,164,359,470	97.6

Cost of revenues:
Online game services	(74,629,515)	(7.8)	(137,301,493)	(8.1)	(178,676,915)	(8.1)
Advertising services	(54,056,435)	(5.6)	(78,589,395)	(4.6)	(125,183,293)	(5.6)
Wireless value-added services and others	(55,117,445)	(5.8)	(59,346,085)	(3.5)	(77,437,973)	(3.5)

Total cost of revenues	(183,803,395)	(19.2)	(275,236,973)	(16.2)	(381,298,181)	(17.2)

Gross profit	719,794,432	75.1	1,337,126,508	78.9	1,783,061,289	80.4
Operating expenses:
Selling and marketing expenses	(152,842,334)	(15.9)	(152,192,422)	(9.0)	(170,142,691)	(7.7)
General and administrative expenses	(101,631,070)	(10.6)	(117,942,605)	(7.0)	(179,879,602)	(8.1)
Research and development expenses	(34,362,806)	(3.6)	(90,170,092)	(5.3)	(153,162,158)	(6.9)
Insurance claims settlement for the now-settled class action litigation	16,553,200	1.7	—	—	—	—

Total operating expenses	(272,283,010)	(28.4)	(360,305,119)	(21.3)	(503,184,451)	(22.7)

Operating profit	447,511,422	46.7	976,821,389	57.6	1,279,876,838	57.7

Other income (expenses):
Investment income	3,522,169	0.4	1,301,975	0.1	340,721	0.0
Interest income	22,333,511	2.3	58,070,148	3.4	94,364,852	4.3
Interest expenses	(3,877,129)	(0.4)	(344,859)	(0.0)	—	—
Exchange losses	—	—	(8,360,834)	(0.5)	(958,435)	(0.0)
Other, net	507,428	0.1	(540,628)	(0.0)	1,239,105	0.1

Profit before tax	469,997,401	49.1	1,026,947,191	60.6	1,374,863,081	62.0
Income tax expense	(28,576,719)	(3.0)	(94,957,022)	(5.6)	(132,485,543)	(6.0)

Profit after tax	441,420,682	46.1	931,990,169	55.0	1,242,377,538	56.0
Minority interests	—	—	—	—	400,046	(0.0)

Net profit	441,420,682	46.1	931,990,169	55.0	1,242,777,584	56.0

Share compensation cost included in:
Cost of revenues	—	—	—	—	(16,614,309)	(0.7)
Selling and marketing expenses	—	—	—	—	(21,147,343)	(1.0)
General and administrative expenses	(55,340)	(0.0)	(13,835)	(0.0)	(37,360,433)	(1.7)
Research and development expenses	—	—	—	—	(26,164,591)	(1.2)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Total net revenues increased by 34.2% to RMB2,164.4 million (US$277.3 million) in 2006 from RMB1,612.4 million in 2005. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 84.6%, 12.1% and 3.3%, respectively, of our total net revenues in 2006. This compares with 81.9%, 13.7% and 4.4%, respectively, in 2005.

Online Games Services

Net revenues from online games services increased by 38.6% to RMB1,830.3 million (US$234.5 million) in 2006 from RMB1,320.6 million in 2005. This increase was mainly due to the continued growth in the number of users and average playing time per user of our in-house developed MMORPG, Fantasy Westward Journey. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,335,000 in December 2006 from 1,043,000 in December 2005, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 453,000 in December 2006 from approximately 384,000 in December 2005. The continued growth in popularity of Fantasy Westward Journey throughout 2006 was mainly attributable to the successful launching of new expansion packs for the game in the year. This increase was offset in part by reduced revenues from our other principal online game, Westward Journey Online II. The number of peak concurrent players for Westward Journey Online II decreased to approximately 440,000 in December 2006 from approximately 535,000 in December 2005, and the number of average concurrent players for Westward Journey Online II decreased to approximately 174,000 in December 2006 from approximately 207,000 in December 2005.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. The Chinese government’s increasing regulation of the online game market may also negatively affect our results of operations. For example, the Chinese government has banned all persons under the age of 18 from playing games that allow players to kill each other, and has also limited the amount of time minors can continuously play online games. While we believe that these actions have not significantly affected our revenues to date, the government could take others steps, such as for example the widespread closure of Internet cafés where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing, which could materially adversely affect us. We may not be able to adequately respond to any such regulatory changes in the online games market. Our revenue may also be adversely affected if there is an overall shift in the online game market in China to an item-billing or other revenue model which differs from our current revenue model.

Advertising services

Net revenues from advertising services increased by 18.5% to RMB261.5 million (US$33.5 million) in 2006 from RMB220.7 million in 2005, primarily due to the overall expansion of China’s robust online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB685,000 (US$88,000) in 2006 from RMB508,000 in 2005. The number of traditional advertisers using the NetEase websites increased to 410 in 2006 from 387 in 2005, with revenues from our top ten advertisers comprising 37.3% of our total advertising services revenues in 2006 as compared to 46.6% in 2005.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others increased by 2.2% to RMB72.6 million (US$9.3 million) from RMB71.0 million in 2005. This increase was primarily due to an increase in the number of paying customers for our other fee-based premium services and the sales of accessory products related to our online games.

Cost of Revenues

Our cost of revenues increased by 38.5% to RMB381.3 million (US$48.9 million) in 2006 from RMB275.2 million in 2005. The year over year increase was primarily driven by our 30.9% revenue growth and the higher cost of advertising services. In 2006, costs relating to online games services, advertising services and wireless value-added services and others represented 46.9%, 32.8% and 20.3% of total cost of revenues, respectively. This compares with 49.9%, 28.5% and 21.6% of the cost of revenues, respectively, in 2005.

Online Games Services

Cost of revenues from our online games services increased by 30.1% to RMB178.7 million (US$22.9 million) in 2006 from RMB137.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB23.8 million to RMB89.8 million (US$11.5 million) in 2006 from RMB66.0 million in 2005 due to continued growth in the popularity of our Fantasy Westward Journey game.

•

Staff-related costs increased by RMB10.3 million to RMB21.3 million (US$2.7 million) in 2006 from RMB10.9 million in 2005, mainly as a result of an increase in salary levels and other compensation payments (including share-based compensation costs of RMB5.1 million (US$0.7 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an increase in the number of staff. The number of staff in our online games department increased from 606 as of December 31, 2005 to 1,052 as of December 31, 2006.

•	Bandwidth and server custody fees increased by RMB7.7 million to RMB21.1 million (US$2.7 million) in 2006 from RMB13.4 million in 2005, as a result of the increase in bandwidth usage.

•

Commission charges paid to service companies increased by RMB6.3 million to RMB7.4 million (US$0.9 million) in 2006 from RMB1.0 million 2005, mainly as a result of the increase in sales of prepaid point cards.

•	Depreciation and amortization costs of computers and software increased by RMB4.2 million to RMB8.4 million (US$1.1 million) in 2006 from RMB4.2 million in 2005.

These increases were partially offset by the fact that payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey decreased to zero in 2006 compared to RMB15.2 million in 2005. Our contracts with these spokespersons expired in November 2005 and were not renewed.

Advertising Services

Cost of revenues from our advertising services increased 59.3% to RMB125.2 million (US$16.0 million) in 2006 from RMB78.6 million in 2005. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB25.5 million to RMB53.4 million (US$6.8 million) in 2006 from RMB27.9 million in 2005, mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB8.3 million (US$1.1 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an expansion of the number of editors of the various content channels for the NetEase websites from 250 as of December 31, 2005 to 293 as of December 31, 2006.

•

Depreciation and amortization costs of computers and software increased by RMB8.3 million to RMB16.2 million (US$2.1 million) in 2006 from RMB7.9 million in 2005, mainly due to additional servers purchased during the year to enhance our on-going business capacity requirements.

•	Bandwidth and server custody fees increased by RMB7.9 million to RMB20.2 million (US$2.6 million) in 2006 from RMB12.3 million in 2005, as a result of an increase in bandwidth usage.

•

Cost of third party content for the NetEase websites increased by RMB1.9 million to RMB11.4 million (US$1.5 million) in 2006 from RMB9.5 million in 2005, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB1.7 million to RMB12.6 million (US$1.6 million) in 2006 from RMB10.9 million in 2005, due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 30.5% to RMB77.4 million (US$9.9 million) in 2006 from RMB59.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software increased by RMB15.3 million to RMB34.4 million (US$4.4 million) in 2006 from RMB19.1 million in 2005, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB6.7 million to RMB19.8 million (US$2.5 million) in 2006 from RMB13.1 million in 2005, as a result of an increase in bandwidth usage.

•

Staff-related costs increased by RMB5.0 million to RMB13.8 million (US$1.8 million) in 2006 from RMB8.8 million in 2005, as a result of the increase in share-based compensation costs (which amounted to RMB3.2 million (US$0.4 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to redundancy costs paid to staff in rationalizing the wireless value-added services business.

These increases were partially offset by the following factors:

•

SMS network transmission fees decreased by RMB5.6 million to RMB0.8 million (US$0.1 million) in 2006 from RMB6.4 million in 2005 due to a decrease in the number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•	Reversal of provision of business tax payable increased by RMB2.4 million to RMB8.2 million (US$1.1 million) in 2006 from RMB5.8 million in 2005.

Gross Profit

As a result of the strong revenue growth in 2006, our gross profit increased by 33.4% to RMB1,783.1 million (US$228.5 million) in 2006 from RMB1,337.1 million in 2005.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. The gross margins in 2005 and 2006 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2005	2006	2006
	RMB	RMB	US$
Gross profit (loss):
Online game services	1,183,322,871	1,651,616,697	211,634,486
Advertising services	142,109,011	136,298,684	17,465,011
Wireless value-added services and others	11,694,626	(4,854,092)	(621,993)

Total gross profit	1,337,126,508	1,783,061,289	228,477,504

Gross margin:
Online game services	89.6%	90.2%	90.2%
Advertising services	64.4%	52.1%	52.1%
Wireless value-added services and others	16.5%	(6.7%)	(6.7%)

Total gross margin	82.9%	82.4%	82.4%

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for advertising services and wireless value-added services and others outweighed the increase in gross margin for online game services.

The increase in gross margin for online game services in 2006 was mainly due to increased revenue resulting from the continued increase in popularity of Fantasy Westward Journey in 2006, which outpaced the increase in cost of revenues. The cost of revenues for online games services are mainly fixed or incremental in nature such that the increase in revenues do not necessarily lead to a corresponding increase in cost of revenues. Such scalability and operational leverage of online game services led to the improvement in gross margins.

The decrease in gross margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased costs associated with our online advertising business so as to enhance the content and attractiveness of the NetEase websites.

The gross margin for wireless value-added services and others decreased significantly in 2006 compared to 2005, which was mainly due to an increase in the cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

Operating Expenses

Total operating expenses increased by 39.7% to RMB503.2 million (US$64.5 million) in 2006 from RMB360.3 million in 2005. Operating expenses as a percentage of total net revenue increased from 22.3% in 2005 to 23.2% in 2006. The increase was driven primarily by an increase in all categories of operating expenses, particularly general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 11.8% to RMB170.1 million (US$21.8 million) in 2006 from RMB152.2 million in 2005, primarily due to the increase in staff-related costs of approximately RMB34.0 million (US$4.4 million) as a result of an increase in salaries (including share-based compensation costs of RMB21.1 million (US$2.7 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and commissions paid to our advertising sales team and online game team. This increase was substantially offset by the overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB13.9 million (US$1.8 million) in 2006.

General and administrative expenses increased by 52.5% to RMB179.9 million (US$23.0 million) in 2006 from RMB117.9 million in 2005 primarily due to the following reasons:

•

Increase in staff-related costs by approximately RMB26.2 million (US$3.4 million), mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB37.4 million (US$4.8 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006).

•

Increase in professional fees of approximately RMB14.8 million (US$1.9 million) mainly due to additional costs incurred for engaging consultants to assist in compliance with the U.S. Sarbanes-Oxley Act.

•

Increase in office rentals (including imputed rental expense for the property we occupy in Guangzhou), decoration and office charges for our offices in Beijing and Guangzhou of approximately RMB12.6 million (US$1.6 million).

•	Increase in allowance for bad and doubtful debts of approximately RMB3.9 million (US$0.5 million).

Research and development expenses increased 69.9% to RMB153.2 million (US$19.6 million) in 2006 from RMB90.2 million in 2005, primarily due to the following reasons:

•

Increase in staff-related costs by approximately RMB71.6 million (US$9.2 million), mainly as a result of an increase in salaries and other compensation benefits such as bonuses and welfare benefits (including share-based compensation costs of RMB26.2 million (US$3.4 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006), for the enhancement of existing products and for the development of new products.

•	The research and development expense of approximately RMB20.7 million resulting from the upfront fee we paid for licensing a 3D game technology in 2005 did not recur in 2006.

•	A one-time write-off of RMB11.6 million (US$1.4 million) in software cost for our licensed online 3D game, Fly for Fun, in 2006.

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

As of December 31, 2006, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB155.8 million (US$20.0 million). After providing for doubtful accounts in the amount of RMB24.1 million (US$3.1 million), the net balance of accounts receivable was RMB131.7 million (US$16.9 million) as of December 31, 2006. The allowance for doubtful accounts consisted of general provisions of RMB11.8 million (US$1.5 million) and specific provisions for certain debtors of RMB12.3 million (US$1.6 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2006, we had three customers with a receivable balance exceeding 10% of the total accounts receivable balance. Details of the approximate total outstanding accounts receivable balance then outstanding (and percentage thereon) are set out below:

Customer A: RMB19.3 million (US$2.5 million) or 12.4%

Customer B: RMB19.6 million (US$2.5 million) or 12.6%

Customer C: RMB15.8 million (US$2.0 million) or 10.2%

With respect to the accounts receivable balances of the above-mentioned customers, we established an allowance for doubtful accounts totaling RMB5.6 million (US$0.7 million) at December 31, 2006. We had no such allowance for those customers at December 31, 2005.

Other Income (Expenses)

Other income in 2006 mainly consisted of interest income. Interest income increased to RMB94.4 million (US$12.1 million) in 2006 from RMB58.1 million in 2005, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB0.3 million (US$0.04 million) in 2006 from RMB1.3 million in 2005, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to zero in 2006 from RMB0.3 million in 2005, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2006, we recognized an exchange loss of RMB1.0 million (US$0.1 million) upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2005, we recognized an exchange loss of RMB8.4 million.

Income Tax

Income tax increased significantly to RMB132.5 million (US$17.0 million) in 2006 from RMB95.0 million in 2005. The increase was mainly due to an increase in revenues and taxable income in 2006 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2006 was 9.6% as compared with 9.2% in 2005.

Net Profit

As a result of the foregoing, net profit increased by 33.3% to RMB1,242.8 million (US$159.2 million) in 2006 from RMB932.0 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Total net revenues increased by 78.4% to RMB1,612.4 million in 2005 from RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 81.9%, 13.7% and 4.4%, respectively, of our total net revenues in 2005. This compares with 65.8%, 17.3% and 16.9%, respectively, in 2004.

Online Games Services

Net revenues from online games services increased by 122.2% to RMB1,320.6 million in 2005 from RMB594.3 million in 2004. This increase was mainly due to the increase in popularity of our two in-house developed MMORPGs, Westward Journey Online II and Fantasy Westward Journey. The number of peak concurrent players for Westward Journey Online II increased to approximately 535,000 in December 2005 from approximately 349,000 in December 2004, and the number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,043,000 in December 2005 from 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 207,000 in December 2005 from approximately 156,000 in December 2004. The number of average concurrent users for Fantasy Westward Journey increased to approximately 384,000 in December 2005 from approximately 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these two games throughout 2005, which was mainly attributable to the successful launching of new expansion packs for each game in the year.

Advertising Services

Net revenues from advertising services increased by 41.0% to RMB220.7 million in 2005 from total revenues of RMB156.5 million in 2004, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB508,000 in 2005 from RMB386,000 in 2004. The number of traditional advertisers using the NetEase websites increased to 387 in 2005 from 370 in 2004, with revenues from our top ten advertisers comprising 46.6% of our total advertising services revenues in 2005 as compared to 39.8% in 2004.

Wireless Value-Added Services and Others

Net revenue from wireless value-added services and others decreased by 53.5% to RMB71.0 million from RMB152.7 million in 2004. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to continuing intense competition in the wireless value-added services market, in particular in the market for SMS services, and the Company’s reduced focus on this business area.

In addition, we believe that the wireless value-added services market is increasingly shifting towards next generation technologies. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 12.9% and 38.5% of our total revenues from wireless value-added services and others in 2004 and 2005, respectively.

Cost of Revenues

Our cost of revenues increased by 49.7% to RMB275.2 million in 2005 from RMB183.8 million in 2004 due primarily to increased cost of revenues for online games and advertising services. In 2005, costs relating to online games services, advertising services and wireless value-added services and others represented 49.9%, 28.5% and 21.6% of total cost of revenues, respectively. This compares with 40.6%, 29.4% and 30.0% of the cost of revenues, respectively, in 2004.

Online Games Services

Cost of revenues from our online games services increased by 84.0% to RMB137.3 million in 2005 from RMB74.6 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB36.3 million to RMB66.0 million in 2005 from RMB29.7 million in 2004 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game.

•

The revenue share payable to Internet data centers increased by RMB12.8 million to RMB17.1 million from RMB4.3 million in 2004, as a result of the increase in the number of server rentals from Internet data centers particularly for Fantasy Westward Journey.

•

Bandwidth and server custody fees increased by RMB9.3 million to RMB13.4 million in 2005 from RMB4.1 million in 2004, as a result of an increase in bandwidth usage. Average costs per gigabyte decreased to approximately RMB146,000 in 2005 from approximately RMB161,000 in 2004.

•

Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB2.9 million to RMB15.2 million in 2005 from RMB12.3 million in 2004. These payments were calculated on the basis of a percentage of revenues we earned from the games, and the increase in payments in 2005 was directly related to the increase in revenues from Westward Journey Online II and Fantasy Westward Journey. Our contracts with these spokespersons expired in November 2005.

Advertising Services

Cost of revenues from our advertising services increased 45.3% to RMB78.6 million in 2005 from RMB54.1 million in 2004. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•	Bandwidth and server custodian fees increased by RMB6.0 million to RMB12.3 million in 2005 from RMB6.3 million in 2004 as a result of increase in bandwidth usage.

•

Staff-related costs increased by RMB5.5 million to RMB27.9 million in 2005, compared to RMB22.4 million in 2004, mainly as a result of the increase in salary and other compensation payments and also due to the expansion of the number of editors of the various content channels for the NetEase websites from 236 as of December 31, 2004 to 250 as of December 31, 2005.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB3.8 million to RMB10.9 million in 2005 from RMB7.1 million in 2004 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

•	Fees payable to a vendor for the use of search results generated by its search engine increased by RMB3.1 million to RMB4.1 million in 2005 from RMB1.0 million in 2004 as a result of increased usage.

•	Fees payable to third-party vendors for the use of rich media advertising applications on the NetEase websites increased by RMB3.6 million to RMB4.0 million in 2005 from RMB0.4 million in 2004.

•	Cost of third party content for the NetEase websites remained relatively stable at approximately RMB9.4 million in both 2004 and 2005.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 7.6% to RMB59.3 million in 2005 from RMB55.1 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Depreciation and amortization cost of computers and software increased by RMB10.9 million to RMB19.1 million in 2005 from RMB8.2 million in 2004, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB7.1 million to RMB13.1 million in 2005 from RMB6.0 million in 2004, as a result of an increase in bandwidth usage.

These increases were partially offset by a combination of the following factors:

•

Staff-related costs decreased by RMB8.3 million to RMB8.8 million in 2005 from RMB17.1 million in 2004 as a result of decreased salaries and other staff-related costs such as welfare costs and bonuses in 2005 as a result of our reduced focus on wireless value-added services.

•

Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB4.0 million to RMB3.6 million in 2005 from RMB7.6 million in 2004, due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.” There was also a reversal of provision of business tax payable of RMB5.8 million in 2005 compared to a reversal of provision of business tax payable of RMB0.6 million in 2004.

•

SMS network transmission fees decreased by RMB2.0 million to RMB6.4 million in 2005 from RMB8.4 million in 2004 due to the decrease in number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•

We recorded a one-time write-off of RMB2.8 million in 2004 related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services. There was no such item in 2005.

Gross Profit

As a result of the strong revenue growth in 2005, our gross profit increased by 85.8% to RMB1,337.1 million in 2005 from RMB719.8 million in 2004.

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

	For the Year Ended December 31,
	2004	2005
	RMB	RMB
Gross profit:
Online game services	519,715,215	1,183,322,871
Advertising services	102,458,256	142,109,011
Wireless value-added services and others	97,620,961	11,694,626

Total gross profit	719,794,432	1,337,126,508

Gross margin:
Online game services	87.4%	89.6%
Advertising services	65.5%	64.3%
Wireless value-added services and others	63.9%	16.5%

Total gross margin	79.7%	82.9%

The increase in total gross margin was primarily due to the fact that the increase in gross margin for online game services and advertising services outweighed the decrease in gross margin for wireless value-added services and others.

The increase in gross margin for online game services in 2005 was mainly due to increased revenue resulting from the continued increase in popularity of Westward Journey Online II and Fantasy Westward Journey in 2005, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of business tax payable on intra-group revenues, staff-related costs, bandwidth and server custodian fees, server depreciation costs and payments to celebrity spokespersons. Except for the bandwidth and server custodian fees and revenue share payable to Internet data center partners, which increased at a faster rate than the rate of increase in revenues, and staff costs which remained stable in 2005, all of the other cost components increased at a much lower pace. All these factors contributed to the improvement in gross margin in 2005 when compared with 2004.

The slight decrease in gross margin for advertising services was mainly due to the increased bandwidth costs.

The gross margin for wireless value-added services and others decreased significantly in 2005 compared to 2004. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

Operating Expenses

Total operating expenses increased by 32.3% to RMB360.3 million in 2005 from RMB272.3 million in 2004. Operating expenses as a percentage of total net revenue decreased from 30.1% in 2004 to 22.3% in 2005. The decrease was driven primarily by the lower rate of increase in operating expenses compared to revenues.

Selling and marketing expenses decreased slightly by 0.4% to RMB152.2 million in 2005 from RMB152.8 million in 2004, primarily due to our discontinuation of certain outdoor advertising and an overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB25.7 million in 2005. This reduction was substantially offset by the following:

•

Increase in staff-related costs of approximately RMB13.0 million as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2005 when compared to 2004.

•

Increase in labor costs paid to game promotion personnel of approximately RMB5.5 million to approximately RMB8.5 million in 2005 from approximately RMB3.0 million in 2004 due to the expansion of game promotion in 2005.

General and administrative expenses increased by 16.0% to RMB117.9 million in 2005 from RMB101.6 million in 2004 primarily due to the increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB15.2 million as a result of an increase in the number of employees.

Research and development expenses increased 162.4% to RMB90.2 million in 2005 from RMB34.4 million in 2004. This increase was primarily due to the increase in staff-related costs of RMB35.0 million resulting largely from the recruitment of programmers and technicians to assist our online games business, and a research and development expense of approximately RMB20.7 million resulting from the license of a 3D game technology in 2005.

Allowances for Doubtful Accounts

As of December 31, 2005, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB91.3 million. After providing for doubtful accounts in the amount of RMB21.7 million, the net balance of accounts receivable was RMB69.6 million as of December 31, 2005, which consisted of general provisions of RMB3.6 million and specific provisions for certain debtors of RMB18.1 million.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2005, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB11.3 million, representing 12.4% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income in 2005 mainly consisted of interest income. Interest income increased to RMB58.1 million in 2005 from RMB22.3 million in 2004, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB1.3 million in 2005 from RMB3.5 million in 2004, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to RMB0.3 million in 2005 from RMB3.9 million in 2004, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2005, we recognized exchange losses of RMB8.4 million upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2004, no significant exchange gains or losses were recognized.

Income Tax

Income tax increased significantly to RMB95.0 million in 2005 from RMB28.6 million in 2004. The increase was mainly due to an increase in revenues and taxable income in 2005 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2005 was 9.3% as compared with 6.1% in 2004.

Net Profit

As a result of the foregoing, net profit increased by 111.1% to RMB932.0 million in 2005 from RMB441.4 million in 2004. Net profit increased at a faster rate than gross profit for the year ended December 31, 2005, principally because of the relatively lower rate of increase in operating expenses compared to cost of revenues. In particular, selling and marketing expenses remained relatively stable in 2005 as compared with 2004, as a result of reduced marketing spending on brand advertising.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2006 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:
Online game services	450,559,604	486,006,106	467,910,918	451,586,343
Advertising services	61,562,176	68,763,795	83,359,202	72,087,480
Wireless value-added services and others	17,633,673	20,507,390	20,632,782	16,632,276

Total revenues	529,755,453	575,277,291	571,902,902	540,306,099
Business tax	(20,761,791)	(22,646,424)	(23,297,732)	13,823,672

Net revenues	508,993,662	552,630,867	548,605,170	554,129,771

Cost of revenues:
Online game services	(41,630,463)	(43,479,571)	(47,833,799)	(45,733,082)
Advertising services	(27,512,062)	(31,587,268)	(33,447,437)	(32,636,526)
Wireless value-added services and others	(19,018,108)	(20,203,005)	(19,179,820)	(19,037,040)

Total cost of revenues	(88,160,633)	(95,269,844)	(100,461,056)	(97,406,648)

Gross profit	420,833,029	457,361,023	448,144,114	456,723,123

Operating expenses:
Selling and marketing expenses	(42,999,177)	(44,210,634)	(46,106,919)	(36,825,961)
General and administrative expenses	(39,445,469)	(43,807,041)	(46,650,953)	(49,976,139)
Research and development expenses	(31,024,759)	(46,293,935)	(38,730,988)	(37,112,476)

Total operating expenses	(113,469,405)	(134,311,610)	(131,488,860)	(123,914,576)

Operating profit	307,363,624	323,049,413	316,655,254	332,808,547
Other income (expenses):
Investment income	32,067	100,931	104,838	102,885
Interest income	22,808,447	24,263,200	24,631,766	22,661,439
Interest expenses	—	—	—	—
Other, net	(2,177,007)	(414,399)	1,588,129	1,283,947

Profit before tax	328,027,131	349,999,145	342,979,987	356,856,818
Income tax expenses	(34,369,613)	(32,888,956)	(28,200,106)	(37,026,868)

Profit after tax	293,657,518	314,110,189	314,779,881	319,829,950
Minority interests	—	—	—	400,046

Net profit	293,657,518	314,110,189	314,779,881	320,229,996

B.	LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB1,596.1 million (US$204.5 million), RMB1,104.8 million and RMB614.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, cash provided by operating activities consisted primarily of our operating profit of RMB1,242.80 million (US$159.2 million), adjusted for, principally:

•	an increase in accounts payable and other liabilities totaling RMB242.8 million (US$31.1 million),

•	depreciation and amortization charges of RMB82.7 million (US$10.6 million),

•	an increase in accounts receivable of RMB69.6 million (US$8.9 million),

•	an increase in allowance for doubtful accounts of RMB7.5 million (US$1.0 million),

•	an increase in prepayments and other current assets of RMB13.9 million (US$1.8 million), and

•	an increase in deferred tax assets of RMB11.2 million (US$1.4 million).

For the year ended December 31, 2005, cash provided by operating activities consisted primarily of our operating profit of RMB932.0 million, adjusted for, principally:

•	an increase in accounts payable and other liabilities totaling RMB163.7 million,

•	depreciation and amortization charges of RMB48.7 million,

•	an increase in deferred tax assets of RMB19.9 million,

•	an increase in accounts receivable of RMB16.9 million,

•	an increase in prepayments and other current assets of RMB13.1 million, and

•	an increase in exchange losses of RMB8.4 million.

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

Investing Activities

Cash used in investing activities was RMB1,218.2 million (US$156.1 million) for the year ended December 31, 2006, cash provided by investing activities was RMB1,618.7 million for the year ended December 31, 2005, and cash used in investing activities was RMB105.8 million for the year ended December 31, 2004. For the year ended December 31, 2006, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB2,164.9 million (US$277.4 million), rollover of matured time deposits of RMB1,125.1 million (US$144.2 million) and the purchase of fixed assets of RMB142.5 million (US$18.3 million). For the year ended December 31, 2005, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB1,692.5 million and the purchase of fixed assets of RMB92.6 million, partially offset by a decrease in held-to-maturity investments of RMB165.5 million. For the year ended December 31, 2004, cash provided by investing activities mainly consisted of a decrease in held-to-maturity investments of RMB166.6 million, offset in part by the purchase of fixed assets of RMB60.1 million.

Financing Activities

Cash used in financing activities was RMB829.1 million (US$106.2 million) in 2006. Cash provided by financing activities was RMB105.5 million and RMB32.0 million for 2005 and 2004, respectively. For the year ended December 31, 2006, cash used in financing activities mainly consisted of company share repurchases of RMB873.4 million (US$111.9 million), partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB44.1 million (US$5.7 million). For the year ended December 31, 2005, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB105.7 million. For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million and an increase in other long-term payables of RMB1.3 million.

Although we have been profitable in the last three fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses, our general and administrative expenses and our research and development expenses have remained relatively high due primarily to staff costs and promotional activities. Further, although our revenue has grown significantly in the last three fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of December 31, 2006, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

On May 17, 2007, we entered into a revolving loan facility with the Hong Kong office of a commercial bank, which is available, upon our request, for the refinancing of our convertible notes upon redemption requests by noteholders. The facility is a committed facility in the amount of US$100 million expiring on July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. A commitment fee of 0.05% per annum on the undrawn balance of the facility amount is payable annually in arrears from the start of the availability period to the maturity date. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts we maintain with the bank in an amount of US$100 million. In light of the committed facility, we classified the callable obligations of the convertible notes as long-term payable in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced.” This classification is consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor.”

C.	RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2004, 2005 and 2006, we spent RMB34.4 million, RMB90.2 million and RMB153.2 million (US$19.6 million), respectively, on research and development activities.

D.	TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•

We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

•

Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes additional steps to slow the growth in this market. We may not be able to adequately respond to any such regulatory changes in the online games market.

•	Our games use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Shanda Interactive

Entertainment Limited and Kingsoft Corp., have been transitioning to an item-billing revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. If there is an overall shift in the online game market in China to an item-billing or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

•

Online video content is becoming increasingly popular among Internet users in China. Many providers of video content prefer to enter into exclusive distribution agreements with Internet portals. Accordingly, we believe that the sources for such content are more limited in comparison to other types of content.

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

•

We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to the ongoing increase in the number of users for our free e-mail service and increasing bandwidth fees resulting from increased usage of the NetEase websites. In addition, we expect that the increasing popularity of online video content will increase our cost because it requires significant bandwidth to deliver and requires us to invest in new video streaming technology.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2006 (in U.S. dollars):

	Server custody
	Rental commitments	fee commitments	Capital commitments	Total
2007	1,511,466	5,104,616	125,812	6,741,894
2008	1,286,970	—	—	1,286,970
2009	466,602	—	—	466,602

	3,265,038	5,104,616	125,812	8,495,466

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB1.1 million (US$0.1 million) exchange loss in 2006. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 will be effective beginning in the first quarter of 2007. We do not expect the adoption of FIN 48 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective in the first quarter of 2008. We are currently evaluating the impact of the provisions of SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 does not change the staff’s previous guidance in SAB 99 on evaluating the materiality of misstatements. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The provisions of SAB 108 had no impact on our consolidated financial statements as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for us on January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 159 will have on our financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names of our directors and executive officers, their ages as of June 1, 2007 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	35	Director and Chief Executive Officer
Denny Lee	39	Director and Chief Financial Officer
Michael Tong	36	Director and Co-Chief Operating Officer
Alice Cheng (1)	46	Director
Lun Feng	47	Director
Michael Leung (1)(2)	53	Director
Joseph Tong (1)(2)	44	Director
Zhonghui Zhan	35	Co-Chief Operating Officer

(1)	Member of the audit committee.
(2)	Member of the compensation and nominating committees.

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

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. As we announced in May 2007, Mr. Lee plans to step down from the position of Chief Financial Officer prior to June 30, 2007, at which time our Financial Controller, Onward Choi, will become acting Chief Financial Officer. Mr. Lee intends to remain on our board of directors. Mr. Lee was our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee serves as a director of New Oriental Education & Technology Group Inc., which is listed on the New York Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

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

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

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

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong has a Bachelor of Science degree and Second Honors Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

Zhonghui Zhan joined our company in October 1999 and has served in various positions. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary Content Delivery System. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

Onward Choi has served as our Financial Controller since January 2005, and he will become our acting Chief Financial Officer when Denny Lee steps down from such position on June 30, 2007. Mr. Choi was our Corporate Finance Director from November 2003 until January 2005. Prior to joining our company, Mr. Choi was a Senior Manager at Ernst & Young where he focused on auditing companies in China, including companies conducting initial public offerings on the Hong Kong Stock Exchange. Mr. Choi also held management positions at KPMG and the Hong Kong Trade Development Council. Mr. Choi graduated with a Bachelor of Arts degree with honors from the Hong Kong Polytechnic University with a major in Accountancy. Mr. Choi is a member of The Institute of Chartered Accountants in England and Wales, a fellow member of The Association of Chartered Certified Accountants, United Kingdom and a fellow (practicing) member of The Hong Kong Institute of Certified Public Accountants.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.	Compensation

Compensation to our Directors

In 2006, we paid each of Michael Leung, Joseph Tong and Donghua Ding (a member of our board and our audit, compensation and nominating committees until he stepped down in May 2007) the amount of US$3,300 per month for their services as non-executive directors for a total of US$39,600 each.

In addition, in 2006 we paid Lun Feng US$1,000 per month for his services as a non-executive director for a total of US$12,000. We also paid Donghua Ding and Feng Lun US$8,703 and US$2,331 for Chinese individual income taxes on their behalf, respectively. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2006. In 2006, we did not grant any stock options to our directors and executive officers.

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

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2004, 2005 and 2006 to our executive officers:

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)		Securities Underlying Options (#)	All Other Compensation (US$)
William Ding	2006	46,130		—		—	—
Chief Executive	2005	5,632		—		—	—
Officer and a Director	2004	1,450		—		—	—

Denny Lee	2006	249,215	(1)	200,000	(2)	—	—
Chief Financial	2005	248,342	(1)	240,000	(2)	5,000,000	—
Officer and a Director	2004	247,032	(1)	190,000	(2)	15,000,000	—

Michael Tong
Co-Chief Operating	2006	225,673	(3)	200,000	(2)	—	54,623	(4)
Officer and a	2005	216,073	(3)	240,000	(2)	5,000,000	—
Director	2004	204,754	(3)	190,000	(2)	15,000,000	—

Zhonghui Zhan	2006	58,431		350,974	(5)	—	—
Co-Chief Operating	2005	49,069		271,880	(6)	1,020,000	—
Officer	2004	33,347		190,934	(7)	6,000,000	—

(1)	Includes housing allowances of US$29,232, US$30,542 and US$31,415 paid by our company on behalf of Mr. Lee in respect of 2004, 2005 and 2006, respectively, and a cash living allowance of US$19,800 paid to Mr. Lee in each of 2004, 2005 and 2006.
(2)	Represents discretionary bonuses in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(3)	Includes housing allowances of US$12,754, US$24,073 and US$33,673 paid by our company on behalf of Mr. Tong in respect of 2004, 2005 and 2006, respectively.
(4)	Represents PRC individual income taxes paid by our company on behalf of Mr. Tong.
(5)	Includes monthly bonuses in the year paid and fixed and discretionary year-end bonuses earned for the year of US$326,884, US$4,869 and US$19,221, respectively.
(6)	Includes monthly bonuses in the year paid and fixed and discretionary year-end bonuses earned for the year of US$235,319, US$4,089 and US$32,472, respectively.
(7)	Includes a fixed year-end bonus and monthly bonuses in the year paid of US$2,779 and US$188,155, respectively.

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

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2004, 2005 and 2006 were US$190,000, US$240,000 and US$200,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

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

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonuses in 2004, 2005 and 2006 were US$190,000, US$240,000 and US$200,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

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

Zhonghui Zhan. In May 2006, we entered into a new employment agreement with Zhonghui Zhan in connection with his promotion to the position of Co-Chief Operating Officer. The employment agreement provides for an annual salary of RMB456,000, plus a discretionary bonus to be determined by our company. Mr. Zhan is also entitled to receive tax advisory services reimbursement up to RMB30,000 per year and a bonus equal to one-months’ pay. If Mr. Zhan is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between May 2006 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in his employment agreement).

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

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers during 2006. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2006, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2006.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2006 (#)		Value of Unexercised In-the-Money Options at December 31, 2006 (US$) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William Ding	—	—	—	—	—	—
Denny Lee	7,000,000	3,468,450	—	13,250,000	—	5,611,325
Michael Tong	6,250,000	3,041,625	1,250,000	13,750,000	326,625	5,570,125
Zhonghui Zhan	750,900	635,231	3,505,000	4,515,000	1,853,682	2,020,595

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the closing market price of the shares on the exercise date.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$18.69 per ADS on the Nasdaq Global Select Market on December 31, 2006, less the exercise price of the applicable option.

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

During the year 2006, our board met in person or passed resolutions by unanimous written consent eleven times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on September 7, 2006.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Michael Leung and Joseph Tong are currently the members of our audit committee, and Michael Leung and Joseph Tong are currently the members of our compensation and nominating committees.

In 2006, the audit committee met in person or passed resolutions by unanimous written consent five times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2006, the compensation committee held one meeting. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2006, the nominating committee held one meeting. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

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

D.	Employees

At December 31, 2004, 2005 and 2006, we had 1,314, 1,601 and 2,304 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2006:

Accounting department	32
Administration	23
Advertising sales department	87
Content	293
Customer service	157
Human resources	15
Investor relations	2
Legal	12
Marketing	15
Online game department	1,052
Product quality control and promotion	4
Product development	363
Technology	87
Wireless department	149
Other	13

Total	2,304

In addition, at December 31, 2006, we had 117 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.	Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2007 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of March 31, 2007, 3,188,879,259 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1)	1,506,000,000	47.2%
c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084

Lone Pine Capital LLC (2)	201,057,150	6.3%
Two Greenwich Plaza, Greenwich, Connecticut 06830

Legg Mason, Inc. (3)	170,000,000	5.3%
100 Light Street, Baltimore, Maryland 21202

Executive Officers and Directors (4)
Denny Lee (5)	3,250,000	*
Michael Tong (6)	5,000,000	*
Zhonghui Zhan (7)	4,610,000	*
Alice Cheng	—	—
Lun Feng	—	—
Michael Leung	—	—
Joseph Tong	—	—
All current directors and executive officers as a group (8 persons) (8)	1,518,860,000	47.6%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Executive Officer and a director.
(2)	Lone Pine Capital LLC is a Delaware limited liability company. Mr. Stephen Mandel is the managing director of Lone Pine Capital LLC. This share information is as of March 31, 2007 and is based upon a report on Form 13F filed by Lone Pine Capital LLC with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Lone Pine Capital LLC.
(3)	Represents 170,000,000 ordinary shares held by LMM, LLC, which is affiliated with Legg Mason, Inc. This share information is as of March 31, 2007 and is based upon a report on Form 13F filed by Legg Mason, Inc. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Legg Mason, Inc.
(4)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.
(5)	Includes 1,250,000 shares subject to stock options exercisable within 60 days of March 31, 2007, which have an exercise price of US$0.4863 per ordinary share and an expiration date of May 13, 2010.
(6)	Includes 2,500,000 and 2,500,000 shares subject to stock options exercisable within 60 days of March 31, 2007, which have an exercise price of US$0.254 and US$0.4863 per ordinary share, respectively, and an expiration date of May 12, 2008 and May 13, 2010, respectively.
(7)	Includes 2,500,000, 1,500,000 and 510,000 shares subject to stock options exercisable within 60 days of March 31, 2007, which have an exercise price of US$0.1100, US$0.3001 and US$0.4863 per ordinary share, respectively, and an expiration date of March 4, 2008, August 16, 2009 and May 13, 2010, respectively.
(8)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 10,760,000 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2007.

As of March 31, 2007, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2007, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 71,311,161 ADSs were outstanding and held by 26 U.S. holders of record.

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

•	Cooperative Agreement between Guangzhou NetEase, Guangzhou Interactive and NetEase Beijing. Under the Cooperative Agreement, Guangzhou Interactive has agreed to provide the following services:

•	computer software development (including but not limited to online games) and technical support and maintenance for the operation of the computer software;

•	provide technical support for systems related to point card generation and customer service, including but not limited to the development, update and maintenance of those systems; and

•	provide bandwidth.

Under the Cooperative Agreement, NetEase Beijing has also agreed to provide the following services:

•	development of Internet communication products and Internet-related application software;

•	provide technical service for Internet portal, including but not limited to the server maintenance and the development and update of server application software;

•	provide technical service for e-commerce, including but not limited to the development and maintenance of NetEase’s e-commerce platform;

•	provide technical support for e-publishing; and

•	software development and maintenance related to online advertising.

Furthermore, Guangzhou NetEase has agreed to pay a monthly service fee to Guangzhou Interactive and NetEase Beijing in accordance with a formula based on the expenses incurred by the respective companies. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the three parties object.

•	Cooperative Agreement between Guangzhou NetEase and Boguan. Under the Cooperative Agreement, Boguan has agreed to provide the following services:

•	computer software development (including but not limited to online games) and technical support and maintenance for the operation of the computer software; and

•	provide bandwidth.

Guangzhou NetEase has agreed to pay a monthly service fee to Boguan in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the two parties object.

•	Cooperative Agreement between Guangzhou NetEase and NetEase Hangzhou. Under the Cooperative Agreement, NetEase Hangzhou has agreed to provide the following services:

•	computer software development (including but not limited to online games) and technical support and maintenance for the operation of the computer software; and

•	provide bandwidth.

Guangzhou NetEase has agreed to pay a monthly service fee to NetEase Hangzhou in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2007 and will continue to be effective unless any one of the two parties object.

•	Cooperative Agreement between NetEase Beijing and Guangyitong Advertising. Under the Cooperative Agreement, NetEase Beijing has agreed to provide the following services:

•

computer software development (including but not limited to the publishing, delivery and management of online advertisement) and technical support and maintenance for the operation of the computer software;

•	software development and maintenance related to online advertising.

•	provide technical service for internet portal, including but not limited to the server maintenance and the development and update of server application software;

•	provide technical service for e-commerce, including but not limited to the development and maintenance of NetEase’s e-commerce platform;

•	provide technical support for e-publishing

Guangyitong has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the two parties object.

•	Cooperative Agreement between Guangzhou Interactive and Guangyitong Advertising. Under the Cooperative Agreement, Guangzhou Interactive has agreed to provide the following services:

•

computer software development (including but not limited to the publishing, delivery and management of online advertisement) and technical support and maintenance for the operation of the computer software;

Guangyitong has agreed to pay a monthly service fee to Guangzhou Interactive in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the two parties object.

•	Cooperative Agreement between Boguan and Guangyitong Advertising. Under the Cooperative Agreement, Boguan has agreed to provide the following services:

•

computer software development (including but not limited to the publishing, delivery and management of online advertisement) and technical support and maintenance for the operation of the computer software;

Guangyitong has agreed to pay a monthly service fee to Boguan in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 until January 2007.

•

Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•

Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising. Guangzhou NetEase sells all of the banner space on the NetEase websites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

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

Lease of Property in Guangzhou

We occupy a building in Guangzhou, Guangdong Province with floor space of approximately 20,000 square meters which is owned by a third party property developer. Title for the property has not yet been granted by the local government authorities, and William Ding, our Chief Executive Officer, director and major shareholder, has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title. In addition, Mr. Ding has paid a deposit to the property developer and agreed to purchase the property once the title is issued. We and Mr. Ding are currently negotiating with the property developer to return Mr. Ding’s deposit and grant us the right to purchase the property once the title is issued. From the date we commenced occupying this property in July 2006 until the present time, the developer has not demanded, and we have not paid, any rent for this property. We can provide no assurance if or when we will obtain title to such property or if we will be subject to future demands for past or current rental payments. In addition, we have incurred expenses for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB57.7 million (US$7.4 million). We may lose the value of these investments if we are unable to obtain title to the building. Moreover, although we are not currently being required to pay rent for this property, under applicable accounting standards, we are required to record an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB3.7 million (US$0.5 million) in 2006. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—Operating Expenses—General and Administrative Expenses.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7	Legal Proceedings

There are no material legal proceedings pending or, to our knowledge, threatened against us. From time to time we become subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights, and a variety of claims arising in connection with our email, message boards and other communications and community features, such as claims alleging defamation or invasion of privacy. However, such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and management resources.

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

Not applicable except for Item 9.A.4. and Item 9.C.

American Depositary Shares, or ADSs, have been listed on the NASDAQ Global Select Market (formerly the NASDAQ National Market) since June 30, 2000. Information relating to our ADSs has been restated to give effect to the ADS ratio change from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares effective March 27, 2006. The ADS ratio change had the effect of a four-for-one share split. Our ADSs trade under the symbol “NTES.”

The following table provides the high and low prices for our ADSs on the NASDAQ Global Select Market for (1) each of the most recent five financial years, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2002	$3.44	$0.16
2003	$18.00	$2.53
2004	$14.62	$7.04
2005	$24.00	$9.39
2006	$25.25	$14.07

Quarterly highs and lows
First Quarter 2005	$13.45	$9.39
Second Quarter 2005	$15.40	$11.69
Third Quarter 2005	$24.00	$13.38
Fourth Quarter 2005	$23.87	$13.79
First Quarter 2006	$24.44	$14.07
Second Quarter 2006	$25.25	$19.41
Third Quarter 2006	$23.10	$15.32
Fourth Quarter 2006	$18.95	$15.05
First Quarter 2007	$21.86	$17.92

Monthly highs and lows
December 2006	$18.95	$17.31
January 2007	$21.29	$18.22
February 2007	$21.86	$19.12
March 2007	$20.48	$17.92
April 2007	$19.54	$16.89
May 2007	$18.29	$17.20

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Rights, Preferences and Restrictions of Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

These regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the new SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions.”

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. (See “Cayman Islands Taxation” above). The United States does not have an income tax treaty with the Cayman Islands.

This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares or ADSs, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

ADSs

As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance to its terms.

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

TAXATION OF U.S. HOLDERS

The discussion in “Distributions on Ordinary Shares or ADSs” and “Dispositions of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares or ADSs

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the Nasdaq Global Select Market. However, if you exchange your ADSs for underlying ordinary shares, dividends received by you will not be treated as QDI because the ordinary shares are not readily tradable on an established securities market in the United States.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we will be a PFIC for our current taxable year. However, please see the discussion under “Passive Foreign Investment Company below. Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Moreover, a dividend will not be treated as QDI to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on ordinary shares or ADSs.

Foreign Currency Distributions. A dividend paid in foreign currency (e.g., Renminbi) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.

In-Kind Distributions. Distributions to you of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or ADSs or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for ordinary shares or ADSs, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old ordinary shares or ADSs on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new ordinary shares or ADSs or rights will generally include the holding period for the old ordinary shares or ADSs on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to electing individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return).

In certain circumstances, a U.S. Holder that (i) has held ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after foreign taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ordinary shares or ADSs.

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to QDI, as defined above. Accordingly, the creditability of foreign taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.

If you have held the ordinary shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares and ADSs. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may result in our being a PFIC.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of ordinary shares or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning ordinary shares or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on ordinary shares or ADSs, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares or ADSs.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “Distributions on Ordinary Shares or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares or ADSs.

If we are a PFIC for any taxable year during which you hold ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs.

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if our ordinary shares or ADSs are marketable stock. Our ordinary shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the Nasdaq Global Select Market and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or ADSs or proceeds from the disposition of ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may generally avoid backup withholding by furnishing a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

TAXATION OF NON-U.S. HOLDERS

Distributions on Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on ordinary shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States, or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of ordinary shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares or ADSs are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is

December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Evaluation of Disclosure Controls and Procedures

William Ding, our Chief Executive Officer, and Denny Lee, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the fiscal year covered by this annual report. They have concluded that such disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Our management’s report on internal control over financial reporting and the related report of our independent registered public accounting firm are included in this Report on pages F-1 and F-2, respectively.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers for certain services rendered to our company during 2005 and 2006.

	For the year ended December 31, (in thousands of U.S. dollars)
	2005 (1)	2006 (1)
Audit fees (2)	$550	$1,520
Audit-related fees (3)	—	420
Tax fees (4)	50	110
Others (5)	50	—
Total	$650	$2,050

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$79,000 in 2005 and US$240,000 in 2006.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of American Depository Shares Purchased (1)	Average Price Paid Per ADS (2)	Average Price Paid Per ADS	Total Number of ADS Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADS that May Yet Be Purchased Under the Programs
		US$	RMB
January 1 through January 31, 2006	—	—	—	—	—
February 1 through February 28, 2006	—	—	—	—	—
March 1 through March 31, 2006	—	—	—	—	—
April 1 through April 30, 2006	—	—	—	—	—
May 1 through May 31, 2006	2,369,600	21.1356	168.96	2,369,600	—
June 1 through June 30, 2006	—	—	—	2,369,600	—
July 1 through July 31, 2006 (3)	—	—	—	2,369,600	—
August 1 through August 31, 2006	78,000	17.5509	138.72	2,447,600	98,631,034
September 1 through September 30, 2006	942,100	16.7321	132.25	3,389,700	82,867,733
October 1 through October 31, 2006	1,129,900	16.6579	130.00	4,519,600	64,046,022
November 1 through November 30, 2006	1,153,587	16.0880	125.55	5,673,187	45,487,130
December 1 through December 31, 2006	312,000	17.8291	139.14	5,985,187	39,924,447

Total	5,985,187	18.4052	143.64	5,985,187

(1)	The Company's American Depository Share (ADS) to ordinary share ratio is one ADS for every 25 ordinary shares.
(2)	The conversion from United States dollars into to Renminbi (RMB) is based on the noon buying rates adopted by the Company for the reporting of its periodic results as follows:

Period	Period ended	Exchange rate US$ to RMB
April 1 through June 30, 2006	June 30, 2006	7.9943
July 1 through September 30, 2006	September 30, 2006	7.9040
October 1 through December 31, 2006	December 31, 2006	7.8041
January 1 through December 31, 2006	December 31, 2006	7.8041

(3)	During 2006, the Company announced two share repurchase programs authorized by its Board of Directors with details set out as follows:

Share Repurchase Program authorized in 2006	Amount Authorized	Expiration Date
	(US$)
May 18	50,000,000	June 17, 2006
August 28	100,000,000	February 27, 2007

PART III

Item 17.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 3.2 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.3	Addendum to Employment Agreement between NetEase.com, Inc. and William Ding dated November 25, 2005 (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.4	Employment Agreement dated April 1, 2002 between NetEase.com, Inc. and Denny Lee (incorporated by reference to Exhibit 4.5 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.5	Employment Agreement dated June 25, 2002 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6	Employment Agreement dated May 17, 2006 between NetEase.com, Inc. and Zhonghui Zhan (incorporated by reference to Exhibit 4.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.7	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.8	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10	Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing)Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.11	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.12	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.14	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.15	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.16	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.17	Tenancy Agreement dated January 5, 2006 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Torch Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.20 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.18	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.19	Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.20	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.22	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.23	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.24	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.25	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.26	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.27	Lease Contract dated November 25, 2003 between Beijing Qingyun International Research and Development Center (with supplemental agreement dated November 25, 2003) (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004)

4.28	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.29	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.30	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.31	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.32	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and NetEase (Hangzhou) Network Co., Ltd. effective as of January 1, 2007.

4.33	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd., Guangzhou NetEase Interactive Entertainment Limited and NetEase Information Technology (Beijing) Co., Ltd. effective as of January 1, 2006.

4.34	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and Guangzhou Boguan Telecommunication Technology Limited effective as of January 1, 2006.

4.35	Cooperative Agreement between NetEase Information Technology (Beijing) Co., Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006

4.36	Cooperative Agreement between Guangzhou NetEase Interactive Entertainment Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006

4.37	Cooperative Agreement between Guangzhou Boguan Telecommunication Technology Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006

8.1	Subsidiaries of NetEase.com, Inc.

11.1	Code of Business Conduct

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of Commerce & Finance Law Office

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ William Ding
William Ding
Chief Executive Officer

Date:	June 26, 2007

NETEASE.COM, INC.

Management’s Report on Internal Control Over Financial Reporting

The management of NetEase.com, Inc., or the Company, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm, who audited the financial statements included in this Form 20-F, has issued an auditor’s report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. This report appears on page F-2.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have completed an integrated audit of NetEase.com, Inc.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statements Schedule I as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statements Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Financial Statements Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 (k) to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page F-1 of Form 20-F, that NetEase.com, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, NetEase.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. NetEase.com, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of NetEase.com, Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

June 26, 2007

Consolidated Balance Sheets

	Note	December 31, 2005	December 31, 2006	December 31, 2006
		RMB	RMB	US$
Assets

Current assets:
Cash		1,685,744,081	1,206,476,526	154,595,216
Time deposits		1,691,976,255	2,731,396,687	349,995,091
Accounts receivable, net	4	69,631,541	131,724,899	16,878,935
Prepayments and other current assets	5	30,021,448	33,913,350	4,345,581
Deferred tax assets	9(c)	19,929,499	25,674,468	3,289,869

Total current assets		3,497,302,824	4,129,185,930	529,104,692

Non-current assets:
Non-current rental deposits		1,341,162	3,353,209	429,673
Property, equipment and software, net	6	126,341,533	224,207,833	28,729,493
Deferred tax assets	9(c)	—	5,502,361	705,060
Other long-term assets	7	—	11,458,497	1,468,266

Total non-current assets		127,682,695	244,521,900	31,332,492

Total assets		3,624,985,519	4,373,707,830	560,437,184

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		28,848,690	105,555,248	13,525,614
Salary and welfare payable	8	46,438,269	54,924,038	7,037,844
Taxes payable	10	83,828,862	95,476,498	12,234,146
Deferred revenue	12	231,670,971	385,720,720	49,425,394
Deferred tax liabilities	9(c)	3,940,854	3,391,754	434,612
Accrued liabilities	11	20,751,404	31,340,217	4,015,866

Total current liabilities		415,479,050	676,408,475	86,673,476

Long-term Payable:
Zero-coupon convertible subordinated notes due July 15, 2023	13	806,858,596	780,253,918	99,980,000
Other long-term payable		11,554,512	11,377,256	1,457,856

Total long-term payable		818,413,108	791,631,174	101,437,856

Total liabilities		1,233,892,158	1,468,039,649	188,111,332

Commitments and contingencies	17

Minority interests		—	—	—

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005 and 3,195,024,725 shares issued and 3,158,385,050 shares outstanding as of December 31, 2006	14, 18	2,700,407	2,645,941	339,045
Additional paid-in capital	14, 18	1,129,733,009	590,597,648	75,677,868
Treasury stock	18	—	(188,802,099)	(24,192,681)
Statutory reserves		135,238,835	163,117,928	20,901,568
Translation adjustments		210,838	—	—
Retained earnings		1,123,210,272	2,338,108,763	299,600,052

Total shareholders' equity		2,391,093,361	2,905,668,181	372,325,852

Total liabilities and shareholders’ equity		3,624,985,519	4,373,707,830	560,437,184

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenues:
Online game services		628,936,223	1,379,475,803	1,856,062,971	237,831,777
Advertising services		171,054,305	241,200,444	285,772,653	36,618,272
Wireless and value-added services and others		158,310,317	73,742,136	75,406,121	9,662,372

		958,300,845	1,694,418,383	2,217,241,745	284,112,421
Business taxes	9(b)	(54,703,018)	(82,054,902)	(52,882,275)	(6,776,217)

Net revenues		903,597,827	1,612,363,481	2,164,359,470	277,336,204
Cost of revenues		(183,803,395)	(275,236,973)	(381,298,181)	(48,858,700)

Gross profit		719,794,432	1,337,126,508	1,783,061,289	228,477,504

Operating expenses:
Selling and marketing expenses		(152,842,334)	(152,192,422)	(170,142,691)	(21,801,706)
General and administrative expenses		(101,631,070)	(117,942,605)	(179,879,602)	(23,049,372)
Research and development expenses		(34,362,806)	(90,170,092)	(153,162,158)	(19,625,858)
Insurance claims settlement for the now-settled class action litigation		16,553,200	—	—	—

Total operating expenses		(272,283,010)	(360,305,119)	(503,184,451)	(64,476,936)

Operating profit		447,511,422	976,821,389	1,279,876,838	164,000,568
Other income (expenses):
Investment income		3,522,169	1,301,975	340,721	43,659
Interest income		22,333,511	58,070,148	94,364,852	12,091,702
Interest expense		(3,877,129)	(344,859)	—	—
Exchange losses		—	(8,360,834)	(958,435)	(122,812)
Other, net		507,428	(540,628)	1,239,105	158,776

Profit before tax		469,997,401	1,026,947,191	1,374,863,081	176,171,893
Income tax	9(a)	(28,576,719)	(94,957,022)	(132,485,543)	(16,976,403)

Profit after tax		441,420,682	931,990,169	1,242,377,538	159,195,490
Minority interests		—	—	400,046	51,261

Net profit		441,420,682	931,990,169	1,242,777,584	159,246,751

Comprehensive Income		441,420,682	931,990,169	1,242,777,584	159,246,751

Earnings per share, basic	16	0.14	0.29	0.38	0.05

Earnings per ADS, basic		3.49	7.22	9.61	1.23

Earnings per share, diluted	16	0.13	0.26	0.36	0.05

Earnings per ADS, diluted		3.24	6.59	8.91	1.14

Weighted average number of ordinary shares outstanding, basic	16	3,157,841,781	3,225,684,510	3,231,832,008	3,231,832,008

Weighted average number of ADS outstanding, basic		126,313,671	129,027,380	129,273,280	129,273,280

Weighted average number of ordinary shares outstanding, diluted	16	3,491,430,437	3,565,412,019	3,498,405,110	3,498,405,110

Weighted average number of ADS outstanding, diluted		139,657,217	142,616,481	139,936,204	139,936,204

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

						Deferred compensation	Statutory reserves	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders' equity
	Ordinary shares		Additional paid-in capital	Treasury stock
	Share	Amount		Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415
Ordinary shares issued upon exercise of employee stock options	55,209,000	45,663	30,699,420	—	—	—	—	—	—	30,745,083
Share-based compensation costs	—	—	—	—	—	55,340	—	—	—	55,340
Appropriation to statutory reserves	—	—	—	—	—	—	57,182,274	(57,182,274)	—	—
Net profit	—	—	—	—	—	—	—	441,420,682	—	441,420,682

Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520

Ordinary shares issued upon exercise of employee stock options	79,317,800	64,954	105,617,445	—	—	—	—	—	—	105,682,399
Ordinary shares issued upon conversion of convertible notes	41,536	34	161,404	—	—	—	—	—	—	161,438
Share-based compensation costs	—	—	—	—	—	13,835	—	—	—	13,835
Appropriation to statutory reserves	—	—	—	—	—	—	44,356,727	(44,356,727)	—	—
Net profit	—	—	—	—	—	—	—	931,990,169	—	931,990,169

Balance as of December 31, 2005	3,263,526,525	2,700,407	1,129,733,009	—	—	—	135,238,835	1,123,210,272	210,838	2,391,093,361

Ordinary shares issued upon exercise of employee stock options	44,488,200	35,338	44,092,079	—	—	—	—	—	—	44,127,417
Repurchase of shares	—	—	—	(149,629,675)	(873,406,019)	—	—	—	—	(873,406,019)
Cancellation of repurchased shares	(112,990,000)	(89,804)	(684,514,116)	112,990,000	684,603,920	—	—	—	—	—
Share-based compensation cost (Note 15(a))	—	—	101,286,676	—	—	—	—	—	—	101,286,676
Appropriation to statutory reserves	—	—	—	—	—	—	27,879,093	(27,879,093)	—	—
Net profit	—	—	—	—	—	—	—	1,242,777,584	—	1,242,777,584
Reversal of translation adjustment	—	—	—	—	—	—	—	—	(210,838)	(210,838)

Balance as of December 31, 2006	3,195,024,725	2,645,941	590,597,648	(36,639,675)	(188,802,099)	—	163,117,928	2,338,108,763	—	2,905,668,181

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	441,420,682	931,990,169	1,242,777,584	159,246,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,452,040	40,904,586	78,370,029	10,042,161
Stock-based compensation cost	55,340	13,835	101,286,676	12,978,649
Allowance for doubtful accounts	7,953,883	3,561,765	7,487,619	959,447
Amortization of issuance cost of convertible notes	7,840,069	7,755,532	4,331,016	554,967
Loss on disposal of property, equipment and software	—	—	586,254	75,121
Write-off of property, equipment and software	—	—	13,663,387	1,750,796
Non-cash exchange losses	—	8,360,834	584,612	74,911
Share of loss by minority interests	—	—	(400,046)	(51,261)

Changes in operating assets and liabilities:
Accounts receivable	7,568,165	(16,888,544)	(69,580,977)	(8,915,951)
Prepayments and other current assets	423,383	(13,134,958)	(13,921,921)	(1,783,923)
Deferred assets	—	326,670	—	—
Deferred tax assets - current	9,669,543	(19,929,499)	(5,744,969)	(736,148)
Deferred tax assets - non-current	—	—	(5,502,361)	(705,060)
Accounts payable	6,009,418	12,823,515	45,117,500	5,781,256
Salary and welfare payables	14,103,693	10,355,713	9,411,771	1,206,003
Taxes payable	5,466,691	39,819,520	23,434,362	3,002,827
Deferred revenue	77,169,729	96,774,108	154,049,749	19,739,592
Deferred tax liabilities - current	—	3,940,854	(549,100)	(70,360)
Accrued liabilities	10,021,222	(1,884,669)	10,707,608	1,372,049

Net cash provided by operating activities	614,153,858	1,104,789,431	1,596,108,793	204,521,827

Cash flows from investing activities:
Purchase of property, equipment and software	(60,142,252)	(92,608,975)	(142,513,502)	(18,261,363)
Proceeds from sale of property, equipment and software	—	—	148,076	18,974
Decrease in held-to-maturity investments	166,561,546	165,532,000	—	—
Net change in time deposits with terms of three months or less	—	(637,492,419)	(563,980,613)	(72,267,220)
Placement/rollover of matured time deposits	—	(1,054,979,194)	(1,600,926,277)	(205,139,129)
Uplift/rollover of matured time deposits	—	—	1,125,107,444	144,168,763
Net (increase) decrease in other assets	(584,810)	799,232	(36,077,586)	(4,622,902)

Net cash (used in) provided by investing activities	105,834,484	(1,618,749,356)	(1,218,242,458)	(156,102,877)

Cash flows from financing activities:
Proceeds from employees exercising stock options	30,745,083	105,692,433	44,127,417	5,654,389
Repurchase of company shares	—	—	(873,406,019)	(111,916,303)
Increase (decrease) in other long-term payable	1,298,129	(195,067)	(177,256)	(22,713)
Minority interests	—	—	400,046	51,261

Net cash (used in) provided by financing activities	32,043,212	105,497,366	(829,055,812)	(106,233,366)

Effect of exchange rate changes on cash held in foreign currencies	—	(29,684,897)	(28,078,078)	(3,597,862)

Net increase (decrease) in cash	752,031,554	(438,147,456)	(479,267,555)	(61,412,278)
Cash, beginning of the year	1,371,859,983	2,123,891,537	1,685,744,081	216,007,494

Cash, end of the year	2,123,891,537	1,685,744,081	1,206,476,526	154,595,216

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	24,374,799	67,993,005	125,238,532	16,047,787
Interest paid	—	3,230,173	—	—
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	—	684,603,920	87,723,622
Fixed asset purchases financed by accounts payable	3,270,743	604,874	20,051,899	2,569,406
Conversion of convertible notes to ordinary shares	—	161,438	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market in the United States of America since July 2000. As of December 31, 2006, the Company had six subsidiaries and three variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Details of the controlled entities and VIEs are described below:

Name	Effective interest held	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	100%	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	100%	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	100%	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	100%	Guangzhou, China December 8, 2003

Beijing Hulian Kaiwu Technology Co., Ltd. (“Kaiwu”) (Renamed to NetEase Yodao Information Technology (Beijing) Co., Ltd. (“NetEase Yodao”) effective May 17, 2007)	75%	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	100%	Hangzhou, China June 2, 2006

VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	100%	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	100%	Beijing, China November 8, 1999

Guangzhou Ling Yi Electronics Technology Ltd. (“Ling Yi”)	100%	Guangzhou, China October 27, 2003

1.	Organization and Nature of Operations (Cont’d)

(a)	The Group (Cont’d)

In addition to the above list of controlled entities, the Group had two wholly-owned subsidiaries, namely NetEase (U.S.) Inc. and NetEase Information Technology (Shanghai) Co., Ltd. (NetEase Shanghai), which were dissolved in December 2005 and February 2006, respectively.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in note 1(b) below.

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai, Guangzhou Interactive, Boguan and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase, Guangyitong Advertising, and Ling Yi are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2.	Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority investors reported as minority interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions. FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

The Company began to consolidate Guangzhou NetEase and Guangyitong Advertising from January 1, 2004 and Ling Yi from May 2004.

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

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from grants of stock options to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Recognition of deferred tax;

•	Tax effects related to the above adjustments; and

•	Consolidation of VIEs.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition

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

The Group sells prepaid point cards through Guangzhou NetEase to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in our system and “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games and use other fee-based services. The Group recognizes the related revenue when the registered points are consumed for online game services and the usage of other fee-based services. The Group effectively charges players according to their playtime of the online games and usage of the fee-based services.

(ii)	Advertising services

The Group derives its advertising fees principally from short-term advertising contracts. With respect to the advertising contracts that do not include a fixed delivery pattern for the advertising services, revenues are deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group’s obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into “cost per action” (“CPA”) advertising contracts whereby revenue is received by it when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (cont’d)

(ii) Advertising services (cont’d)

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2004, 2005 and 2006, the recognized revenues and expenses derived from barter transactions were approximately RMB nil, RMB50,000 and RMB nil, respectively. During the years ended December 31, 2004, 2005 and 2006, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

(iii)	Wireless value-added services and others

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content/service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services and personal homepage hosting, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized by the Group on a straight-line basis over the period in which the services are provided.

2.	Principal Accounting Policies (Cont’d)

(d)	Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

(e)	Research and development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. Upon marketing of the online game, all subsequent cost are expensed when incurred.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

(f)	Cash and time deposits

Cash represents cash on hand and demand deposits placed with banks or other financial institutions with terms less than three months. At December 31, 2005, there were demand deposits with terms of less than three months denominated in US dollars amounting to US$152.0 million (equivalent to approximately RMB 1,227.0 million). At December 31, 2006, there were demand deposits with terms of less than three months denominated in both US and Hong Kong dollars amounting to US$ 67.2 million and HK$3.0 million, respectively (equivalent to approximately RMB 524.7 million and RMB 3.0 million, respectively).

As of December 31, 2005 and December 31, 2006, time deposits represented time deposits denominated in RMB placed with banks with original maturities of three months or more.

As of December 31, 2005 and 2006, the Company had a lien in an amount of US$50,000 on its deposit balance with respect to its corporate credit card servicing agreement with a commercial bank in Hong Kong.

2.	Principal Accounting Policies (Cont’d)

(g)	Financial instruments

The Group’s instruments, including cash and time deposits with maturity terms no longer than one year, held-to-maturity investments, accounts receivable and accounts payable are carried at cost as of the balance sheet dates, which approximate their fair values due to the short maturity term of these instruments.

Investment in unlisted debt securities is classified as available-for-sale and reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits. Additionally, the Company assesses whether an other-than-temporary impairment loss on its investments has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the consolidated statement of operations

(h)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	15 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Computers	3 years
Software	2-3 years

(i)	Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB64.0 million, RMB35.3 million and RMB20.7 million for the years ended December 31, 2004, 2005 and 2006, respectively.

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

2.	Principal Accounting Policies (Cont’d)

(j)	Foreign currency translation (cont’d)

The financial records of one of the Company’s subsidiary are maintained in US dollars, which is its functional currency. For consolidation purposes, the assets and liabilities of such entity are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders’ equity.

Translations of amounts from RMB into US dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at such rate.

(k)	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Stock-Based Payment” (“SFAS 123R”), which revises SFAS No.123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award.

The Company recognizes the stock-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options). In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No.107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R. The Company elected to implement SFAS 123R using the modified-prospective method, with no restatement of prior results. Under the modified prospective method, the valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Differences between actual and estimated forfeitures will be expensed in the period that the differences occur. Prior to the adoption of SFAS 123R, the Company accounted for forfeitures as they occurred. See Note 15 for further information regarding stock-based compensation assumptions and expense, including pro forma disclosures for prior periods.

2.	Principal Accounting Policies (Cont’d)

(l)	Income taxes

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

The Company classifies deferred tax liabilities and assets into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference pursuant to FASB Statement No. 37, Balance Sheet Classification of Deferred Income Taxes. The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. For a particular tax-paying component of an enterprise and within a particular tax jurisdiction, (a) all current deferred tax liabilities and assets are offset and presented as a single amount and (b) all non-current deferred tax liabilities and assets are offset and presented as a single amount. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

(m)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Convertible Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

Effective from March 27, 2006, the Company changed its ADS to ordinary share ratio from the one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the two years ended December 31, 2004 and 2005 have been retrospectively restated.

When calculating the fully diluted earnings per ADS for the years ended December 31, 2004, 2005 and 2006, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding whether the Company’s market prices of the Company’s ADS exceeds the pre-scripted conversion price of the Convertible Notes.

2.	Principal Accounting Policies (Cont’d)

(n)	Statutory reserves

The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the discretion of the board of directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in their PRC Statutory Accounts. Under the revised China Company Laws effective January 1, 2006, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the board of directors of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted for the capital expenditures for the collective welfare of employees. The Staff and Workers’ Bonus and Welfare Fund is available for fund payments of special bonuses to staff and for collective welfare benefits. Upon approval from the Board of Directors, the discretionary surplus can be used to offset accumulated losses or to increase capital; the Enterprise Expansion Fund can be used to expand production or to increase capital.

The Staff and Workers’ Bonus and Welfare Fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances. The other statutory reserves are therefore not available for distribution except in liquidation.

The Company’s subsidiaries and VIEs in China did not make appropriation to enterprise expansion fund, statutory public welfare fund, staff bonus and welfare fund or discretionary surplus fund for the years ended December 31, 2004, 2005 and 2006.

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2004, 2005 and 2006:

2.	Principal Accounting Policies (Cont’d)

(n)	Statutory reserves (cont’d)

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
	(in million)	(in million)	(in million)
NetEase Beijing	22.4	44.4	23.6
Guangzhou Interactive*	34.8	—	—
Boguan	—	—	2.1
Guangzhou NetEase	—	—	2.2

	57.2	44.4	27.9

Note *:	No further appropriation is made subsequent to year ended December 31, 2004 as
Guangzhou Interactive's general reserve fund has reached 50% of its registered capital and no discretionary appropriations were made to the other two reserve funds.

The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2004, 2005 and 2006 as a result of their respective accumulated loss position.

(o)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(p)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(q)	Segment reporting

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

2.	Principal Accounting Policies (Cont’d)

(r)	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 will be effective beginning in the first quarter of 2007. The Company does not expect the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective in the first quarter of 2008. The Company is currently evaluating the impact of the provisions of SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 does not change the staff’s previous guidance in SAB 99 on evaluating the materiality of misstatements. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The provisions of SAB 108 had no impact on the Company’s consolidated financial statements as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 159 will have on its financial statements.

3.	Concentrations

(a)	Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

3.	Concentrations (Cont’d)

(b)	Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

The Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2005 and 2006 were as follows:

				December 31, 2005	December 31, 2006
	Customer A			12.4%	12.4%
	Customer B			—	12.6%
	Customer C			—	10.2%

With respect to the account receivable balances of the above-mentioned significant customers, the Company set up an allowance for doubtful accounts totaling RMB nil and RMB5.6 million at December 31, 2005 and 2006, respectively.

(c)	Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2004, 2005 and 2006.

4.	Allowance for Doubtful Accounts

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2005 and 2006:

		Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
		RMB	RMB	RMB	RMB
	2005	18,111,672	3,561,765	—	21,673,437
	2006	21,673,437	7,487,619	(5,093,832)	24,067,224

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2005	December 31, 2006
	RMB	RMB
Deferred issuance costs of convertible notes	4,331,418	—
Prepayments	9,503,194	9,408,228
Interest receivable	9,228,581	14,964,930
Employee advances	3,616,841	4,797,095
Consumables	1,193,953	2,036,301
Rental deposits	1,783,599	778,350
Other	363,862	1,928,446

	30,021,448	33,913,350

6.	Property, Equipment and Software

The following is a summary of property, equipment and software:

	December 31, 2005	December 31, 2006
	RMB	RMB
Building	—	6,800,000
Leasehold improvements	16,630,213	64,679,489
Furniture, fixtures and office equipment	5,001,017	20,805,941
Vehicles	835,002	1,919,384
Computers	200,559,818	301,740,167
Software	37,527,395	24,487,113

	260,553,445	420,432,094
Less: Accumulated depreciation	(134,211,912)	(196,224,261)

Net book value	126,341,533	224,207,833

The Company occupies a building in Guangzhou, Guangdong Province with floor space of approximately 20,000 square meters which is owned by a third party property developer. Title for the property has yet to be granted by the local government authorities to the developer. The Company has expressed the intention to purchase property from the developer once the title is issued. The Company has not signed any agreements in relation to the purchase of the building up to date. From the date the Company commenced occupying the property in July 2006 until the present time, the developer has not demanded, and the Company has not paid, any rent for this property. The Company has provided imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million for the year ended December 31, 2006, even though it has no legal obligation to pay such rent.

7.	Other Long-term Assets

The following is a summary of other long-term assets:

	December 31, 2005	December 31, 2006
	RMB	RMB
Available-for-sale investments	—	7,804,100
Staff loan receivables	—	3,654,397

	—	11,458,497

During February 2006, the Company acquired at par value of US$1 million interest-bearing convertible notes (“the notes”) of a privately-held enterprise. The notes maturing on February 10, 2010 bear interest at United States federal funds rate payable annually. The notes are classified as available-for-sale investments. The fair value of the notes was approximately RMB 7,804,100 as of December 31, 2006.

The Company assesses its available-for-sale investments for other-than-temporary impairment by considering factors including, but are not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information. The evaluation process is based on information that the Company receives from the privately-held company. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for evaluation is subject to the timing and the accuracy of the data received from this company. Interest income from the investments totaled US$43,000 (RMB 0.3 million) for the year ended December 31, 2006.

The staff loan receivables were granted to general employees for house purchase. The principal is due in 5 years from the grant date. The interest rate is 2.25% per annum.

8.	Employee Benefits

The Company’s subsidiaries and VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

The following table presents the Group’s employee welfare benefits for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
	(in millions)	(in millions)	(in millions)
Contributions to medical and pension schemes	12.8	21.7	30.1
Other employee benefits	3.8	8.4	12.2

	16.6	30.1	42.3

9.	Taxation

(a)	Income taxes

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

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive has been recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3% from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with criteria for the “Software Enterprise” and “New and High Technology Enterprise” status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Boguan was recognized as “Software Enterprise” on September 2005. It is exempted from EIT on its profits for 2006 and 2007, and subject to a reduced EIT rate of 15% from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006 and it will be exempted from the 3% local income tax from 2007 onwards.

For the year ended December 31, 2006, NetEase Yodao was subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority.

For the year ended December 31, 2006, Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall income tax rate of 33%. Guangzhou NetEase was recognized as a “High Technology” Enterprise in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15% from year 2004 to 2006.

9.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

The following table presents the combined effects of EIT exemption and reduction enjoyed by the Group during the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
NetEase Beijing	62,257,470	123,722,278	147,620,463
Guangzhou Interactive	79,057,259	155,006,890	184,338,309
Boguan	—	—	61,667,029

Aggregate amount	141,314,729	278,729,168	393,625,801

Earnings per share effect, basic	0.04	0.09	0.12

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China, which is effective from January 1, 2008.

Since the deferred tax assets and deferred tax liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed implementation measures of the new tax law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, management is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities that will as the result from the implementation of the new tax law. Management will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

9.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

A reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax (“EIT”) rate is as follows:

	For the year ended December 31,
	2004	2005	2006
	%	%	%
EIT statutory rate	33.0	33.0	33.0
Permanent differences (*See note below)	1.1	2.4	0.7
Effect of no tax benefits for expenses and income reported by tax-exempt entities	4.2	2.5	3.1
Effect of lower tax rate applicable to new and high technology enterprises	(30.1)	(28.7)	(27.4)
Effect of tax loss utilized	—	—	(0.3)
Change in valuation allowance	(2.1)	—	0.5

Effective EIT rate	6.1	9.2	9.6

*	Note: Permanent differences for the years ended December 31, 2004 and 2005 primarily represented operating expenses incurred by the Group’s companies incorporated outside China. Such entities are tax-exempt both in China and their country of incorporation. Effective 2006, the tax effect of net expenses recorded by such tax-exempt entities are reported in the above reconciliation under the caption “Effect of no tax benefits for net expenses reported by tax-exempt entities” for the years ended December 31, 2004, 2005 and 2006. Permanent differences shown above refer to non-deductible or non-taxable items adjusted for PRC tax reporting purposes.

(b)	Business tax (“BT”) and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group’s revenues generally ranges from 3% to 5%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

9.	Taxation (Cont’d)

(c)	Deferred tax assets and liabilities

As of December 31, 2005 and 2006, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities were principally related to the following:

	December 31, 2005	December 31, 2006
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advances from customers for online game services	19,456,044	25,674,468
Net operating loss carry forward	—	6,949,734
Accruals	473,455	—

Total	19,929,499	32,624,202
Less: Valuation allowance	—	(6,949,734)

Deferred tax assets	19,929,499	25,674,468

Deferred tax assets - Non-current:
Depreciation of fixed assets	—	5,502,361

Total	—	5,502,361
Less: Valuation allowance	—	—

Deferred tax assets	—	5,502,361

Deferred tax liabilities - Current:
Provision for doubtful accounts and others	(2,596,157)	(2,406,723)
Revenue recognition, primarily for advertising contracts	6,537,011	5,798,477

Deferred tax liabilities	3,940,854	3,391,754

10.	Taxes Payable

The following is a summary of taxes payable:

	December 31, 2005	December 31, 2006
	RMB	RMB
Business tax	27,050,996	16,121,642
Individual income taxes for employees	3,681,699	5,926,295
Enterprise income taxes	50,189,627	69,234,068
Other	2,906,540	4,194,493

	83,828,862	95,476,498

11.	Accrued Liabilities

The following is a summary of accrued liabilities:

	December 31, 2005	December 31, 2006
	RMB	RMB
Marketing expenses	2,895,524	2,092,816
Content fees	1,142,485	1,100,957
Professional fees	9,438,665	15,394,694
Accrued revenue sharing	6,447,062	10,348,198
Other	827,668	2,403,552

	20,751,404	31,340,217

12.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

13.	Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes (the “convertible notes”) due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The convertible notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The convertible notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of the convertible notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

(a)	The conversion option

The convertible notes are financial instruments that consist of an underlying debt and a conversion option.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) requires that derivative instruments be bifurcated, unless the scope exception in paragraph 11(a) of SFAS 133 applies (“scope exception”). The scope exception states that a contract is not a derivative, if it is issued by an entity that is both (a) indexed to its own stock and (b) would be classified in stockholders’ equity if it were a freestanding financial instrument. Management has concluded that the conversion option is “indexed to the Company’s own stock” as that term is defined by EITF Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. Accordingly, the conversion option was not bifurcated and the Company has reported its convertible notes at unamortized cost under long-term payable in its consolidated balance sheets since issuance.

The convertible notes are denominated in U.S. dollars. While the Group’s functional currency is RMB, its equity shares are listed in the U.S. stock market and can only be transacted in the same currency as that of its convertible notes. The FASB has recently clarified that the convertible notes issued by the Company would be considered dual-indexed and does not meet the scope exception in paragraph 11(a) of SFAS 133. Therefore, the conversion option would be considered a derivative for purposes of SFAS 133 and would have to be bifurcated from the underlying debt. According to the proposed SFAS 133 Implementation Issue No. C21 (“DIG Issue C 21”) issued in April 2007, the FASB is not permitting restatement and the draft transition guidance indicates that any adjustment would be reflected as a cumulative catch up adjustment in opening retained earnings when DIG Issue C 21 is finalized.

13.	Zero Coupon Convertible Subordinated Notes (Cont’d)

(b)	Classification

On May 17, 2007, the Company entered into a revolving loan facility with a Hong Kong commercial bank, which provides refinancing to its convertible notes upon redemption requests by noteholders. The facility is a committed facility in the amount of US$100 million expiring on July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts the Company maintains with the bank in an amount of US$100 million. In light of the committed facility, the Company classified the callable obligations of the convertible notes as long-term payable in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced”. This classification is consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor”.

(c)	Summary of conversion and redemption

The following table presents a summary of conversion and redemption activities related to the convertible notes during 2005 and 2006:

	Balance at January 1	Conversion to Ordinary Shares	Redemption for Cash	Balance at December 31	Balance at December 31
	US$	US$	US$	US$	RMB
2005	100,000,000	(20,000)	—	99,980,000	806,858,596
2006	99,980,000	—	—	99,980,000	780,253,918

The fair value of the Company’s zero-coupon convertible subordinated notes was approximately RMB 978.0 million and RMB 1,236.7million as of December 31, 2005 and 2006, respectively.

14.	Capital Structure

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

15.	Stock-based Compensation

(a)	Stock-based compensation expense in 2006

Since the adoption of SFAS 123R, there have been no changes to the Company’s stock option plans or modifications to outstanding stock-based awards. As the stock-based compensation cost recognized on the consolidated statements of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Previously, under SFAS 123, the Company recorded forfeitures as they occurred.

The table below presents a summary of the Company’s stock-based compensation cost for 2006:

For the year ended December 31, 2006
RMB
Statement of operations classification:
Cost of revenues	16,614,309
Sales and marketing	21,147,343
General and administrative	37,360,433
Research and development	26,164,591
Tax effect	—

Effect on net income	101,286,676

As of December 31, 2006, total unrecognized compensation cost related to unvested awards not yet recognized under all equity compensation plans, adjusted for estimated forfeitures, was US$20.8 million (RMB163.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2006, the weighted average remaining period was 2.73 years.

(b)	Stock-based compensation cost for periods prior to the adoption of SFAS 123R

Prior to the adoption of SFAS 123R, the Company used the intrinsic value-based method, as prescribed in APB 25, to account for all stock-based compensation plans, and the Company had adopted the disclosure-only alternative of SFAS 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure. The pro forma information for the years ended December 31, 2004 and 2005, respectively, would have been as follows:

15.	Stock-based Compensation (Cont’d)

(b)	Stock-based compensation cost for periods prior to the adoption of SFAS 123R (cont’d)

	For the year ended December 31,
	2004	2005
	RMB	RMB
Net profit:
As reported	441,420,682	931,990,169
Add: Stock-based compensation cost included in the determination of net income as reported, net of tax	55,340	13,835
Less: Stock-based compensation determined under the fair value method, net of tax	(54,085,221)	(108,217,212)

Pro forma	387,390,801	823,786,792

Basic net earnings per ordinary share:
As reported	0.14	0.29

Pro forma	0.12	0.26

Diluted net earnings per ordinary share:
As reported	0.13	0.26

Pro forma	0.11	0.24

15.	Stock-based Compensation (Cont’d)

(c)	Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R and SEC SAB 107. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2004	2005	2006
Risk free interest rate	3.45%	3.66%	*
Expected life (in years)	5	2.85	*
Expected dividend yield	0%	0%	*
Volatility	98% - 99%	92%	*
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.300	0.486	*

*	Not applicable for 2006 as the Company did not grant any stock options during 2006.

(d)	Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2004, 2005 and 2006:

15.	Stock-based Compensation (Cont’d)

(d)	Stock options award activity (Cont’d)

	Employees	Senior management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares issuable upon exercise of stock options
Outstanding at January 1, 2004	97,418,300	70,000,000	2,750,000	170,168,300	0.092
Granted during the year	118,088,000	58,400,000	—	176,488,000	0.300
Exercised during the year	(33,796,500)	(20,500,000)	(912,500)	(55,209,000)	0.067
Cancelled during the year	(8,529,300)	(5,400,000)	—	(13,929,300)	0.144

Outstanding at December 31, 2004	173,180,500	102,500,000	1,837,500	277,518,000	0.226

Outstanding at January 1, 2005	173,180,500	102,500,000	1,837,500	277,518,000	0.226
Granted during the year	50,430,000	22,060,000	—	72,490,000	0.486
Exercised during the year	(46,275,300)	(32,650,000)	(392,500)	(79,317,800)	0.164
Cancelled during the year	(29,170,500)	(32,500,000)	(700,000)	(62,370,500)	0.264

Outstanding at December 31, 2005	148,164,700	59,410,000	745,000	208,319,700	0.329

Outstanding at January 1, 2006	148,164,700	59,410,000	745,000	208,319,700	0.329
Granted during the year	—	—	—	—	—
Exercised during the year	(37,924,600)	(21,235,000)	(332,500)	(59,492,100)	0.280
Cancelled during the year	(10,272,000)	(3,775,000)	—	(14,047,000)	0.314

Outstanding at December 31, 2006	99,968,100	34,400,000	412,500	134,780,600	0.353

The options outstanding and currently exercisable by exercise price at December 31, 2006 were as follows:

Exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		Years	US$		US$
US$0.007-US$0.100	120,000	0.25	0.007	120,000	0.007
US$0.102-US$0.110	14,543,600	1.17	0.110	3,737,350	0.110
US$0.122-US$0.254	2,522,500	1.33	0.253	—	—
US$0.300-US$0.320	64,174,500	2.63	0.301	7,654,500	0.301
US$0.406-US$0.679	53,420,000	3.36	0.487	6,862,500	0.495

	134,780,600	2.73	0.353	18,374,350	0.333

At December 31, 2006, 75,840,624 ordinary shares were available for future grant under the Company’s stock option plans.

15.	Stock-based Compensation (Cont’d)

(e)	Description of stock plans

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company’s directors, senior management, employees and consultants (the 1999 Stock Option Plan). The Company had reserved 345,675,000 ordinary shares for issuance under the plan.

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

16.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
Numerator (RMB):
Net profit attributable to ordinary shareholders	441,420,682	931,990,169	1,242,777,584
Effect of dilutive securities:
Amortization of offering cost of the zero coupon convertible notes	7,840,069	7,755,531	4,331,016
Interest for zero coupon convertible notes	3,877,129	344,859	—

Net profit adjusted for dilutive securities	453,137,880	940,090,559	1,247,108,600

Denominator (No. of shares):
Weighted average number of ordinary shares outstanding, basic	3,157,841,781	3,225,684,510	3,231,832,008
Dilutive effect of employee stock options and convertible notes	333,588,656	339,727,509	266,573,102

Weighted average number of ordinary shares outstanding, diluted	3,491,430,437	3,565,412,019	3,498,405,110

Net earnings per share, basic (RMB)	0.14	0.29	0.38

Net earnings per share, diluted (RMB)	0.13	0.26	0.36

17.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2006, future minimum lease and capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Total
	RMB	RMB	RMB	RMB
2007	11,795,629	39,836,933	981,850	52,614,412
2008	10,043,645	—	—	10,043,645
2009	3,641,406	—	—	3,641,406

	25,480,680	39,836,933	981,850	66,299,463

For the years ended December 31, 2004, 2005 and 2006, the Company incurred rental expenses in the amounts of approximately RMB8.4 million, RMB10.6 million and RMB19.6 million, respectively. The rental expenses for the year ended December 31, 2006 included the imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million related to the Company’s use of Guangzhou office building even though it has no legal obligation to pay such rent, see Note 6.

Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

18.	Share Repurchase Programs

In 2006, the Company’s Board approved two share repurchase programs authorizing management to repurchase shares of the Company’s ordinary shares to enhance shareholder value. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and are contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specify a maximum number of shares subject to repurchase and have an expiration date and may be limited or terminated at any time without prior notice. The Company had no share repurchase programs announced during 2004 and 2005.

The following is a summary of the Company’s share repurchase programs authorized by the Company’s Board during 2006:

Date of authorization	Amount authorized
(US$ in millions)
May 18, 2006 (for approximately one month)	50
August 28, 2006 (for a period not to exceed six months)	100

Total	150

The following is a summary of the Company’s repurchase activity during 2006:

Share repurchase program authorized in 2006	Total number of ADS repurchased	Cost	Average price paid per ADS
		US$	US$
May 18	2,369,600	50,082,901	21.1356
August 28	3,615,587	60,075,553	16.6157

	5,985,187	110,158,454	18.4052

As of December 31, 2006, the Company had 36.6 million repurchased shares pending cancellation. The repurchased shares pending cancellation were reported at a carrying cost of RMB188.8 million determined on a specific cost basis.

As of December 31, 2006, approximately US$40.0 million was available to be used under the Board authorized share repurchase program approved in August 2006. No further shares were repurchased from then to the expiration of the program on February 28, 2007.

On March 13, 2007, the Company’s Board approved a new repurchase program authorizing the repurchase of up to US$100 million of the company’s outstanding ADSs for a period not to exceed three months.

19.	Segment Information

(a)	Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on this organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. The Company has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; and 3) Wireless Value-added Services and Others. Future changes to this organizational structure may result in changes to the business segments disclosed.

(b)	Segment data

The following table provides a summary of the Group’s operating segment results for the years ended December 31, 2004, 2005 and 2006. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments.

19.	Segment Information (Cont’d)

(b)	Segment data (cont’d)

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Total revenues:
Online game services	628,936,223	1,379,475,803	1,856,062,971
Advertising services	171,054,305	241,200,444	285,772,653
Wireless value-added services and others	158,310,317	73,742,136	75,406,121

Total revenues	958,300,845	1,694,418,383	2,217,241,745

Business tax:
Online game services	(34,591,492)	(58,851,439)	(25,769,359)
Advertising services	(14,539,615)	(20,502,038)	(24,290,676)
Wireless value-added services and others	(5,571,911)	(2,701,425)	(2,822,240)

Total sales taxes	(54,703,018)	(82,054,902)	(52,882,275)

Net revenues:
Online game services	594,344,731	1,320,624,364	1,830,293,612
Advertising services	156,514,690	220,698,406	261,481,977
Wireless value-added services and others	152,738,406	71,040,711	72,583,881

Total net revenues	903,597,827	1,612,363,481	2,164,359,470

Cost of revenues:
Online game services	(74,629,515)	(137,301,493)	(178,676,915)
Advertising services	(54,056,435)	(78,589,395)	(125,183,293)
Wireless value-added services and others	(55,117,445)	(59,346,085)	(77,437,973)

Total cost of revenues	(183,803,395)	(275,236,973)	(381,298,181)

Gross profit(loss):
Online game services	519,715,216	1,183,322,871	1,651,616,697
Advertising services	102,458,255	142,109,011	136,298,684
Wireless value-added services and others	97,620,961	11,694,626	(4,854,092)

Total gross profit	719,794,432	1,337,126,508	1,783,061,289

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

20.	Subsequent Event

Further to a memorandum of understanding signed on April 6, 2006, the Company has been discussing with the local city government in Hangzhou, China for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. The terms of the purchase, including the purchase price at approximately RMB27.0 million (US$3.5 million), are being discussed and the parties are expected to reach a definitive agreement in the near future. If the purchase is completed, the Company intends to construct several buildings on the land for its game development division purposes in the following two to three years.

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Balance Sheets

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
Assets

Current assets:
Cash	1,205,025,505	358,331,284	45,915,773
Prepayments and other current assets	5,199,979	1,161,629	148,849

Total current assets	1,210,225,484	359,492,913	46,064,622

Non-current assets:
Investment in subsidiaries	2,006,740,111	3,364,164,029	431,076,488
Other long-term assets	—	7,839,941	1,004,593

Total non-current assets	2,006,740,111	3,372,003,970	432,081,081

Total assets	3,216,965,595	3,731,496,883	478,145,703

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	4,762,322	22,877,663	2,931,493
Salary and welfare payable	5,141,475	2,546,244	326,270
Taxes payable	1,236,383	1,286,970	164,909
Accrued liabilities	7,873,458	18,863,907	2,417,179

Total current liabilities	19,013,638	45,574,784	5,839,851

Long-term payable:
Zero Coupon Convertible Subordinated
Notes due July 15, 2023	806,858,596	780,253,918	99,980,000

Total long-term liabilities	806,858,596	780,253,918	99,980,000

Total liabilities	825,872,234	825,828,702	105,819,851

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,263,526,525, shares issued and outstanding of December 31, 2005, and 3,195,024,725 shares issued and 3,158,385,050 shares outstanding as of December 31, 2006	2,700,407	2,645,941	339,045
Additional paid-in capital	1,129,733,009	590,597,648	75,677,868
Treasury stock	—	(188,802,099)	(24,192,681)
Translation adjustments	210,838	—	—
Retained earnings	1,258,449,107	2,501,226,691	320,501,620

Total shareholders’ equity	2,391,093,361	2,905,668,181	372,325,852

Total liabilities and shareholders’ equity	3,216,965,595	3,731,496,883	478,145,703

Condensed Statements of Operations

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—
Operating expenses:
Selling, general and administrative expenses	(37,089,290)	(33,890,348)	(75,714,017)	(9,701,826)
Research and development expenses	(82,107)	(11,871)	(20,884)	(2,676)
Insurance claims settlement for the now-settled class action litigation	16,553,200	—	—	—

Total operating expenses	(20,618,197)	(33,902,219)	(75,734,901)	(9,704,502)

Operating loss	(20,618,197)	(33,902,219)	(75,734,901)	(9,704,502)

Equity in profit of subsidiary companies, net	451,254,979	940,450,634	1,275,572,947	163,449,078

Other income:
Investment income	3,480,168	1,301,975	340,721	43,659
Interest income	7,303,732	31,917,167	42,269,080	5,416,264
Exchange gains (losses)	—	(7,865,476)	539,341	69,110
Other, net	—	88,088	(209,604)	(26,858)

Profit before tax	441,420,682	931,990,169	1,242,777,584	159,246,751

Income tax expense	—	—	—	—

Net profit	441,420,682	931,990,169	1,242,777,584	159,246,751

Condensed Statements of Cash Flows

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities:	(16,854,259)	(45,958,942)	18,528,338	2,374,180

Cash flows from investing activities:
Decrease in held-to-maturity investments	166,561,546	165,532,000	—	—
Increase in other long-term assets	—	—	(8,077,341)	(1,035,012)

Net cash (used in) provided by investing activities	166,561,546	165,532,000	(8,077,341)	(1,035,012)

Cash flows from financing activities:
Proceeds from employees exercising stock options	30,745,083	105,692,433	44,127,417	5,654,389
Repurchase of company shares	—	—	(873,406,019)	(111,916,303)

Net cash used in (provided by) financing activities	30,745,083	105,692,433	(829,278,602)	(106,261,914)

Effect of exchange rate changes on cash	—	(29,684,897)	(27,866,616)	(3,570,766)
Net increase (decrease) in cash	180,452,370	195,580,594	(846,694,221)	(108,493,513)
Cash, beginning of the year	828,992,541	1,009,444,911	1,205,025,505	154,409,286

Cash, end of the year	1,009,444,911	1,205,025,505	358,331,284	45,915,773

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as Investment in subsidiaries and equity share of the profit or loss of the subsidiaries is presented as equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

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

The Company did not have any significant commitment as at December 31, 2005 and 2006.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 31, 2006 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2006, or at any other certain date.