Form 20-F
period 2007-12-31
NETEASE.COM, INC.
filed 2008-06-26
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

Onward Choi

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

Phone (86 10) 8255-8163

Facsimile (86 10) 8261-7072

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,036,270,590 ordinary shares, par value US$0.0001 per share.

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007.

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

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2003 and 2004 and as of December 31, 2003, 2004 and 2005 has also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Statement of Operations Data:
Revenues (Note 2):
Online game services	203,246,114	628,936,223	1,379,475,803	1,856,062,971	1,932,634,947	264,940,497
Advertising services	86,183,733	171,054,305	241,200,444	285,772,653	305,057,556	41,819,641
Wireless value-added services and others	279,659,170	158,310,317	73,742,136	75,406,121	68,018,461	9,324,495

Total revenues	569,089,017	958,300,845	1,694,418,383	2,217,241,745	2,305,710,964	316,084,633
Business tax (Note 2)	(26,954,502)	(54,703,018)	(82,054,902)	(52,882,275)	(92,424,200)	(12,670,222)

Net revenues	542,134,515	903,597,827	1,612,363,481	2,164,359,470	2,213,286,764	303,414,411

Cost of revenues (Note 2):
Online game services	(20,873,502)	(74,629,515)	(137,301,493)	(178,676,915)	(187,411,229)	(25,691,776)
Advertising services	(27,623,438)	(54,056,435)	(78,589,395)	(125,183,293)	(143,676,057)	(19,696,221)
Wireless value-added services and others	(36,965,777)	(55,117,445)	(59,346,085)	(77,437,973)	(84,365,760)	(11,565,509)

Total cost of revenues	(85,462,717)	(183,803,395)	(275,236,973)	(381,298,181)	(415,453,046)	(56,953,506)

Gross profit	456,671,798	719,794,432	1,337,126,508	1,783,061,289	1,797,833,718	246,460,905
Operating expenses:
Selling and marketing expenses	(43,135,804)	(152,842,334)	(152,192,422)	(170,142,691)	(235,318,304)	(32,259,247)
General and administrative expenses	(67,634,599)	(101,631,070)	(117,942,605)	(179,879,602)	(176,178,740)	(24,151,940)
Research and development expenses	(19,120,827)	(34,362,806)	(90,170,092)	(153,162,158)	(180,734,713)	(24,776,508)
Insurance claims settlement for the now- settled class action litigation	—	16,553,200	—	—	—	—

Total operating expenses	(129,891,230)	(272,283,010)	(360,305,119)	(503,184,451)	(592,231,757)	(81,187,695)

Operating profit	326,780,568	447,511,422	976,821,389	1,279,876,838	1,205,601,961	165,273,210
Other income (expenses):
Investment income	538,278	3,522,169	1,301,975	340,721	474,446	65,041
Interest income	11,273,685	22,333,511	58,070,148	94,364,852	112,599,994	15,436,075
Interest expenses	—	(3,877,129)	(344,859)	—	—	—
Exchange loss	—	—	(8,360,834)	(958,435)	(50,891,094)	(6,976,543)

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Other, net	5,410,171	507,428	(540,628)	1,239,105	(1,084,240)	(148,636)

Profit before tax	344,002,702	469,997,401	1,026,947,191	1,374,863,081	1,266,701,067	173,649,147
Income tax benefit (expense)	(21,129,978)	(28,576,719)	(94,957,022)	(132,485,543)	(2,689,309)	(368,671)

Profit after tax	322,872,724	441,420,682	931,990,169	1,242,377,538	1,264,011,758	173,280,476
Minority interests	—	—	—	400,046	74,364	10,194

Net profit	322,872,724	441,420,682	931,990,169	1,242,777,584	1,264,086,122	173,290,670

Unrealized gains on investments	—	—	—	—	1,332,300	182,642

Comprehensive Income	322,872,724	441,420,682	931,990,169	1,242,777,584	1,265,418,422	173,473,312

Net earnings per ordinary share, basic	0.10	0.14	0.29	0.38	0.41	0.06

Net earnings per ordinary share, diluted	0.10	0.13	0.26	0.36	0.38	0.05

Net earnings per ADS, basic (Note 3)	2.59	3.49	7.22	9.61	10.24	1.40

Net earnings per ADS, diluted (Note 3)	2.43	3.24	6.59	8.91	9.55	1.31

Weighted average number of shares Outstanding, basic	3,122,257,952	3,157,841,781	3,225,684,510	3,231,832,008	3,086,451,412	3,086,451,412

Weighted average number of ADSs Outstanding, basic (Note 3)	124,890,318	126,313,671	129,027,380	129,273,280	123,458,056	123,458,056

Weighted average number of shares Outstanding, diluted	3,353,659,329	3,491,430,437	3,565,412,019	3,498,405,110	3,307,538,379	3,307,538,379

Weighted average number of ADSs Outstanding, diluted (Note 3)	134,146,373	139,657,217	142,616,481	139,936,204	132,301,535	132,301,535

Share compensation cost included in:
Cost of revenues	—	—	—	(16,614,309)	(14,890,378)	(2,041,288)
Selling and marketing expenses	—	—	—	(21,147,343)	(14,357,336)	(1,968,214)
General and administrative expenses	(151,166)	(55,340)	(13,835)	(37,360,433)	(33,887,323)	(4,645,535)
Research and development expenses	(88,236)	—	—	(26,164,591)	(32,293,138)	(4,426,992)

	(239,402)	(55,340)	(13,835)	(101,286,676)	(95,428,175)	(13,082,029)

Other Financial Data:
Capital expenditures	(27,824,900)	(60,142,252)	(92,608,975)	(142,513,502)	(71,515,551)	(9,803,903)
Net cash provided by (used in):
Operating activities	373,722,606	614,153,858	1,104,789,431	1,596,108,793	1,379,902,442	189,167,665
Investing activities	(360,283,078)	105,834,484	(1,618,749,356)	(1,218,242,458)	952,298,424	130,548,408
Financing activities	781,370,072	32,043,212	105,497,366	(829,055,812)	(960,409,501)	(131,660,338)

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
Balance Sheet Data:
Cash	1,356,069,544	2,123,891,537	1,685,744,081	1,206,476,526	2,482,820,821	340,364,218
Property, equipment and software, net	40,410,264	77,303,013	126,341,533	224,207,833	183,471,666	25,151,710
Total assets	1,786,692,092	2,450,140,398	3,624,985,519	4,373,707,830	4,685,659,381	642,346,309
Total current liabilities	77,766,228	257,495,300	415,479,050	676,408,475	1,276,825,952	175,037,144
Total long-term liabilities	827,901,449	839,399,578	818,413,108	791,631,174	10,200,000	1,398,295
Working capital (Note 4)	1,654,998,363	2,108,955,067	3,081,823,774	3,452,777,455	3,159,467,168	433,124,116
Total shareholders’ equity	881,024,415	1,353,245,520	2,391,093,361	2,905,668,181	3,398,425,631	465,882,383

Note 1:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2007, or at any other rate.

Note 2:	We adopted the provisions of FIN 46 and consolidated our variable interest entities, or VIEs, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co. Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, on a prospective basis in our consolidated financial statements since January 1, 2004 in the case of Guangzhou NetEase and Guangyitong Advertising and since May 2004 in the case of Ling Yi until its dissolution in August 2007. Our company and our subsidiaries are effectively providing our services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to us and our subsidiaries in the form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in our company’s financial statements represented revenues received by us and our subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us and our subsidiaries on our technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable by us and our subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.
Note 3:	Effective from March 27, 2006, the Company changed its ADS to ordinary share ratio from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the three years ended December 31, 2003, 2004 and 2005 have been retroactively restated.
Note 4:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2007 at US$1.00: RMB7.2946, which was the prevailing rate on December 31, 2007. The prevailing rate at June 19, 2008 was US$1.00: RMB6.8770. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2003, 2004, 2005, 2006 and 2007.

Year	Renminbi Average(1)
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2007	7.4120	7.2946
January 31, 2008	7.2946	7.1818
February 29, 2008	7.1973	7.1100
March 31, 2008	7.1110	7.0105
April 30, 2008	7.0185	6.9840
May 31, 2008	7.0000	6.9377

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent other fee-based premium services, which grew to account for 69.4% of total revenues in 2002 but declined each year thereafter to 3.0% of total net revenues in 2007. More recently, we have devoted significant resources to our online games business, which, in turn, grew to account for 35.7% of our total revenues in 2003 and 65.8%, 81.9%, 84.6% and 84.4% of our total net revenues in 2004, 2005, 2006 and 2007, respectively. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online games or any other services.

Our business depends to a significant extent on two online games, which accounted for 81.9%, 84.6% and 81.4% of our total net revenues in 2005, 2006 and 2007, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Two of our in-house developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II (which was commercially launched in August 2002) and Fantasy Westward Journey (which was commercially launched in January 2004), contributed 81.9%, 84.6% and 81.4% of our total net revenues in 2005, 2006 and 2007, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. In September 2007, we commercially launched Westward Journey Online III, which is an enhanced version of Westward Journey Online II. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to develop new games including fee-based and item-based games. Datang, our first 2.5D game, was commercially launched in July 2006, Westward Journey Online III, an enhanced version of our popular Westward Journey game series, was commercially launched in September 2007, and the open beta version of Tianxia II, our first item-based game, was launched in June 2008. We also have other new games currently in development such as Datang II. Both Tianxia II and Datang II have been in development for a significant period of time, in particular Tianxia II which was altered following unsatisfactory results from the initial beta testing in 2007. This development involves significant cost, and we are not able to predict if or when we will commercially launch any of our new games and whether such games will ultimately become popular.

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

Substantially all of our online game revenues have been generated by games that use the pay-to-play revenue model, and we may be unable to effectively address ongoing or future market trends regarding new revenue models for online games in China.

Except for our casual games which have contributed an insignificant amount of our revenue since their launch in 2005, substantially all of our online game revenues have been generated by games that use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors have been transitioning to an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model and the open beta testing version of our first item-based online game, Tianxia II, was launched in June 2008, but we cannot be certain that Tianxia II and our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing pay-to-play games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If there is an overall shift in the online game market in China to an item-based or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model in a timely manner or at all, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

Reports of violence and theft related to online games may result in bad publicity or governmental response that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005, the Chinese government enacted new regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. See below “—Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.” If the Chinese government should determine that online games have a negative impact on society, it may impose certain restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

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

Efforts to supervise the operation of our online games and portal may expose us to potential claims by our users.

In our daily supervision of the operation of our online games and portal or during the investigation of users’ complaints, we may take actions to regulate the behavior of our users. For example, if we suspect a player of installing cheating program on our online games, we may freeze his game account or even ban the player from logging on to our games and portal. Such regulatory activities are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 12.6% of our total net revenues for 2007, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

Changes in government policy could also restrict or curtail our online advertising services. For example, as a result of the enactment of a series of regulations, administrative instructions and policies by the PRC government to restrict online medical advertising since July 2006, we stopped carrying advertisements from clients in this industry. Moreover, the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines.

In addition, the competition in the online advertising industry in China has intensified since Baidu.com, Inc., or Baidu, Tencent Inc., or Tencent, and Alibaba.com Limited, or Alibaba and other vertical Internet portals came into the market. The entry of additional, highly competitive Internet companies, whether domestic or international companies, into the Chinese market would further heighten competition for advertising spending in China.

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

During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafés. A renewed outbreak of SARS or another widespread public health problem in China where virtually all of our revenue is derived and in Beijing, Shanghai, Guangzhou and Hangzhou where most of our employees are located could have a negative effect on our operations.

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

Our revenues fluctuate significantly and may adversely impact the trading price of our American Depositary Shares, or ADSs, or any other securities which become publicly traded.

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

Historically, advertising revenue has followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the third quarter as the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

Changes in accounting rules for share-based compensation may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our future success depends to a large degree on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee stock options to align employees’ interest with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based compensation to be based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee stock options. The recognition of share-based compensation in our statement of operations would have a negative effect on our reported results and earnings per share, which could in turn negatively affect our stock price. On the other hand, if we alter our employee share incentive plan to minimize the share-based compensation expenses, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, and it may adversely affect our operations.

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

Our major shareholder, William Lei Ding, holds the majority interest in Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of ADSs in 2000, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned approximately 46.3% as of March 31, 2008 of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

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

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. Our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, Guangzhou Boguan Telecommunication Limited, or Boguan, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Yodao Information Technology (Beijing) Limited, or Yodao Information, and our VIE, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New technology Enterprises” or “Software Enterprises” or similar designations under the then applicable tax rules and regulations.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the EIT payable by domestic and foreign-invested enterprises at 25%. Preferential tax treatments continue to be granted to entities that are classified as “High and New Technology Enterprises Strongly Supported by the State” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies, pursuant to which qualified enterprises can enjoy a reduced EIT rate of 15%. Under the new income tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, other than companies qualifying as “High and New Technology Enterprises,” continue to enjoy such treatments (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. The Chinese tax authorities are currently in the process of establishing a framework to receive and process applications from domestic and foreign-invested enterprises for the qualification of “High and New Technology Enterprises Strongly Supported by the State” and the granting of the High and New Technology Enterprises preferential tax status under the new income tax law. We will continue to assess the tax implications of the new income tax law.

Accordingly, our foregoing subsidiaries and VIE that enjoyed preferential tax status as “Software Enterprises” or similar designations continue to be entitled to the preferential tax treatments currently enjoyed by them during the transition period so long as our foregoing subsidiaries and VIE is qualified as a “Software Enterprise.” However, the qualification as a “Software Enterprise” is subject to an annual assessment by the relevant government authorities in China. We cannot assure you that our foregoing subsidiaries and VIE will continue to meet the qualifications or that the relevant government authority will not revoke their “Software Enterprise” status. Besides, we cannot assure you, that each of these companies will be classified as a “High and New Technology Enterprise Strongly Supported by the State” and continue to be entitled to the preferential tax treatments after the transition period expires. Moreover, we are currently applying for the qualification of “High and New Technology Enterprises Strongly Supported by the State” for each of our foregoing subsidiaries and VIE that previously enjoyed preferential tax status of “High and New Technology Enterprises” but we cannot assure you that each of these companies will receive such qualification and continue to be entitled to the preferential tax treatments.

As of December 31, 2007, we are required under applicable accounting standards to report the deferred tax assets at the new statutory income tax rate of 25%, enacted on March 16, 2007, except for certain entities which are still under tax holiday. The application of increased statutory tax rate to 25% from the preferential tax rates applicable to our subsidiaries and VIE has resulted in the recording of an increase in our deferred tax assets and accordingly, a tax benefit of approximately RMB41.6 million (US$5.7 million) for the year ended December 31, 2007. We expect that we will report a higher tax charge in future accounting periods if and when the High and New Technology Enterprises preferential tax treatments are granted by the Chinese tax authorities, as a result of a reduction to the deferred tax assets to reflect the lower preferred tax rates.

We may be treated as a resident enterprise for PRC tax purposes following the effectiveness of the new income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.

Under the new PRC income tax law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Under the implementation rules of the new income tax law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise. Substantially all of our management is currently located in the PRC. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax of 25% of our global income and as a result, the amount of dividends we can pay to our shareholders could be reduced. We cannot confirm whether we will be considered a “resident enterprise” as the implementation rules are unclear at the moment.

Under the implementation rules of the new income tax law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. In view of this, we set up two Hong Kong subsidiaries, NetEase (Hong Kong) Limited, or NetEase Hong Kong, and Hong Kong NetEase Interactive Entertainment Limited, or Hong Kong NetEase Interactive, to reduce the withholding tax applicable to dividends from our subsidiaries in China to NetEase.com. In addition, because we may be treated as a “resident enterprise,” any dividends paid to the shareholders of NetEase.com which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.

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

Our operations are vulnerable to natural disasters and other events.

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

In addition, fire, floods, droughts, typhoons, earthquakes and other natural disasters could result in material disruptions of our operations and adversely affect our revenues and profit. For example, a 8 magnitude earthquake struck the City of Wenchuan in Sichuan province on May 12, 2008, and the PRC government declared May 19, 2008 to May 21, 2008 as national mourning days for the earthquake. In connection with the period of mourning, we and the other major online game operators in China suspended our game operations during those three days.

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

Any compromise of security, such as computer hacking, could cause Internet usage to decline. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. In addition, we cannot assure you that any measures we take against computer hacking will be effective. A well publicized computer security breach could significantly damage our reputation and materially adversely affect our business. Although we have not experienced any hacking activity that allowed unauthorized access to any information stored on our network, caused any loss or corruption of data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. In addition, we have had denial of service attacks and viruses or worms introduced into our network. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using isolated intranets, passwords, and encryption technology, we cannot assure you that any measures we take against computer hacking will be effective.

Some of our players make sales and purchases of our game accounts and virtual items through third-party auction websites, which may have a negative effect on our net revenues.

Some of our players make sales and purchases of our game accounts and virtual items through third-party auction websites in exchange for real money. We do not generate any net revenues from these transactions. Accordingly, purchases and sales of our game accounts or virtual items on third-party websites could lead to decreased sales by us and also put downward pressure on the prices that we charge players for our virtual items and services, all of which could result in lower revenues generated for us by our games. New players may decide not to play our games as a result of any rule changes we might implement to restrict the players’ ability to trade in game accounts or virtual items, which could materially adversely affect our business, results of operations and financial conditions.

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

Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites could result in significant penalties, including a temporary or complete cessation of our business. China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the PRC Ministry of Industries and Information, or MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), has published implementing regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, the MII may implement a requirement that users of blogs register under their real names. If such a regulation is implemented, our business may be negatively affected due to a decrease in the number of blog users.

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

The information collected from our users may infringe on their privacy and may not be accurate.

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

In addition, if privacy concerns or regulatory restrictions prevent us from collecting or using this data, the analysis of our target market and the developing trend of the subject online game may not be accurate. Further, we rely solely on the data provided by our users and do not verify the authenticity of such data. If the information that we collect is materially inaccurate or false, this may also adversely affect our implementation of the online game developing strategy.

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

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical. See Item 4.B. “Business Overview—Intellectual Property and Proprietary Rights.”

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2008 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E. “Additional Information—Taxation.”

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, NetEase Beijing, NetEase Hong Kong, NetEase Interactive Entertainment Ltd., or NetEase Interactive, Boguan, Hong Kong NetEase Interactive and Yodao Information, Guangzhou Interactive and NetEase Hangzhou. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs or to make any required payments to holders of our convertible notes. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Also see “—We may be treated as a resident enterprise for PRC tax purposes following the effectiveness the new income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC shareholders on profits earned after January 1, 2008.” above for further details.

RISKS RELATED TO DOING BUSINESS IN CHINA

A slow-down in the Chinese economy may slow down our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. In recent years, the Chinese government announced its intention to use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for advertisements and other services may decrease due to slowing domestic demand.

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

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development, or OECD. These differences include:

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

Fluctuation in Renminbi exchange rates could adversely affect the value of our ADSs and any cash dividend declared on them.

The value of the Renminbi may fluctuate according to a number of factors. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including US dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to US dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the US dollar. There can be no assurance that such exchange rate will be stable in the future. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our ADSs in foreign currency terms.

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

On April 6, 2007, the capital account department of SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78),” or Circular 78. It is not clear at this time whether Circular 78 covers only equity compensation plans which provide for the grant of stock options or any type of equity compensation plan, such as a plan which authorizes the grant of restricted share awards. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

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

These regulations may have a significant impact on our present and future structuring and investment. To comply with these regulations, our founder, Chief Executive Officer and director, William Lei Ding, has successfully filed with Guangdong Branch of SAFE information about NetEase.com and other offshore companies in which he has direct or indirect shareholding. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

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

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, the main relevant government authority being the MII. Prior to China’s entry into the World Trade Organization, or WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50% of the total equity in any value-added telecommunications business in China. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating

License issued by the MII in 2004. Guangzhou NetEase has also obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products in Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet culture operating license for online game activities issued by the Ministry of Culture, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, and a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase.com relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an Internet content provider.

However, we cannot be certain that we or our affiliates will be granted any other additional license, permit or clearance we may need in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services. The PRC began several years ago to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. The PRC government may issue new interpretations of the regulations regarding supervision of the Information industry from time to time. In July 2006, the MII issued a notice to strengthen management of foreign investment in and operation of value-added telecommunication services. The notice emphasizes that foreign investors who wish to engage in value-added telecommunication services must strictly follow the relevant rules and regulations on foreign investment in telecommunication sectors. The notice also prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Value-added services license holders are required to evaluate the compliance with the requirements set forth in the notice. As a result of the foregoing, we plan to transfer several of our domain names and trademarks to Guangzhou NetEase if requested by the MII.

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

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the Ministry of Culture and the MII jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. Subsequently, in August 2005, the General Administration of Press and Publications, or GAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Notice, which confirmed the real-name verification proposal and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Notice. Accordingly, we have implemented our anti-addiction system to comply with the Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Notice.

However, it has been reported in the Chinese media that the Chinese government has concerns about the social impact of online games, and it may impose additional regulatory restrictions on us, our customers or otherwise take actions that harm our business.

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

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online games revenues in the future. We believe that competition in the online advertising industry in China has intensified recently as new entrants have come into the market, such as Baidu, Tencent, Alibaba and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. Our focus on these services continued from 2004 onwards.

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

Our principal capital expenditures for 2007 consisted mainly of office renovations, furniture and fixtures, computer equipment and software costs for a total of approximately RMB71.5 million (US$9.8 million). Our principal capital expenditures for 2005 and 2006 also consisted mainly of computer equipment as well as software for a total of RMB92.6 million and RMB142.5 million, respectively.

In June 2007, our subsidiary NetEase Hangzhou paid RMB27.0 million (US$3.7 million) for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. We expect to spend approximately RMB301.0 million (US$41.3 million) for the construction of buildings for a portion of our online game research and development team on such land during the remaining period of 2008 and the following two to three years. Contracts have not been signed for this expected spending. As of December 31, 2007, we spent RMB3.5 million (US$0.4 million) for the initial design and preparation work for the construction of the buildings.

We made additional capital expenditures of approximately RMB15.4 million (US$2.1 million) from January 1, 2008 to March 31, 2008, principally for purchases of additional servers and computer equipment in order to accommodate the expected increase in usage of our online games and free email services and, to a lesser extent, for increased traffic on the NetEase websites. Our capital expenditure plans for the period from April 1, 2008 to December 31, 2008 have not yet been fixed, but we expect to spend an additional approximately RMB90.6 million (US$12.4 million), primarily for the same purposes. Contracts have not been signed for this expected spending. Our capital expenditures in 2008 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

B.	Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase and Guangyitong Advertising and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal and wireless value-added services businesses.

We generate revenues from fees we charge users of our online games and from selling advertisements on the NetEase websites, and to a much lesser extent, of wireless value-added and other fee-based premium services. Our basic service offerings on the NetEase websites are available without charge to our users.

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

To pay for MMORPG playing time, players use our proprietary prepaid point system by purchasing physical point cards or virtual point cards online. We work with a wide range of distributors to distribute our point cards to gamers across China. Point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province,

Shanghai and Beijing and in several second tier cities. In addition to this pay-to-play revenue model, the open beta version of our first item-based online game, Tianxia II, was launched in June 2008 and we plan to launch other new games using the item-based revenue model in the second half of 2008.

We have also developed an online casual game platform with various multi-player games.

Our Portal

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including e-mail, blogging, photos, instant messaging, matchmaking, alumni directories, clubs, e-cards, chat rooms and community forums.

Other

In addition to the services described above, the NetEase websites provide other services to our users, including a website directory and web pages search service. Additionally, we developed our own proprietary Internet search engine, Yodao, which was launched in December 2007 and is free of charge to users.

Among the various free and fee-based services that we are offering through our portal, we derived most of our revenue in 2007 from online games and advertising services.

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

Wireless Value-Added Services

We offer a wide range of wireless value-added services, or WVAS, which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. Combining content from our Internet portal with mobile applications we have developed in-house, we can rapidly develop sophisticated WVAS.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries, NetEase Beijing, Yodao Information, Boguan, Guangzhou Interactive and NetEase Hangzhou.

Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase and Guangyitong Advertising. We also had similar arrangements with Ling Yi, which generated an insignificant amount of revenue related to WVAS and was dissolved in August 2007. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising and they operate the NetEase websites and the online advertising business. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Under our agreements with Guangzhou NetEase, we have agreed to pay its operating costs. Under our agreements with Guangyitong Advertising, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. Guangzhou NetEase and Guangyitong Advertising are each prohibited from incurring any debt without our prior approval.

Guangzhou NetEase is 90% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10% owned by his brother, Bo Ding. Guangyitong Advertising is 80% owned by Guangzhou NetEase and 20% owned by Bo Ding. We do not have any direct ownership interest in Guangzhou NetEase or Guangyitong Advertising.

As a result of our contractual arrangements with these two companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in Guangzhou NetEase and Guangyitong Advertising, and we have begun to consolidate their results of operations in our historical consolidated financial statements commencing in the fiscal year 2004. See also Item 5 “Operating and Financial Review and Prospects.”

Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase.com regarding its dependency on Guangzhou NetEase and Guangyitong Advertising.

The following diagram shows the group structure of our subsidiaries and affiliated companies as of December 31, 2007:

William Lei Ding
100%
Shinning Globe International Limited (BVI)
Nasdaq ADS Holders
Other Shareholders
~46%
~54%
<1%
NetEase.com, Inc. (Cayman Islands)
100%
100%
NetEase Interactive Entertainment Limited (BVI)
NetEase (Hong Kong) Limited (Hong Kong)
Other Shareholders
26.3%
100%
100%
100%
100%
73.7%
NetEase (Hangzhou) Network Co., Ltd. (PRC)
Hong Kong NetEase Interactive Entertainment Limited (Hong Kong)
Guangzhou Boguan Telecommunication Technology Limited (PRC)
NetEase Information Technology (Beijing) Co., Ltd. (PRC)
NetEase Yodao Information Technology (Beijing) Co., Ltd. (PRC)
100%
Guangzhou NetEase Interactive Entertainment Limited (PRC)
William Lei Ding
Bo Ding
90%
10%
Other Shareholders
Guangzhou NetEase Computer Systems Co., Ltd. (PRC)
73.7%
26.3%
Bo Ding
80%
20%
Beijing NetEase Yodao Computer System Co., Ltd. (PRC)
Beijing Guangyitong Advertising Co., Ltd. (PRC)
Represents equity interest
Represents contractual arrangements between the parties

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand.

In 2007, we established two intermediate holding companies, NetEase Hong Kong and Hong Kong NetEase Interactive. NetEase Hangzhou became a subsidiary of Hong Kong NetEase Interactive in January 2008.

The 26.3% equity interests in Yodao Information and Yodao Computer are Chinese citizens who are employees of Yodao Information. Yodao Computer is in the process of applying for an ICP license in the PRC, but was inactive in 2007.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II and a MMORPG licensed from a Korean company, PristonTale, in August 2002. In January 2004, our second in-house developed MMORPG, Fantasy Westward Journey, was commercially launched. For the month of December 2007, peak concurrent users for this game reached over 1.5 million.

In addition, we licensed a Korean developed 3D MMORPG, named Fly For Fun, which we expect to commercially launch in the second half of 2008. We commercially launched our first 2.5D game, Datang, in July 2006, and Westward Journey Online III, an enhanced version of our popular Westward Journey game series, in September 2007. Tianxia II, our first item-based game, was launched in June 2008. We are also in the process of developing a new version of Datang and several item-based games, but we cannot predict if or when such new versions will be commercially launched.

For the month ended December 31, 2007, our online games in the aggregate had 757,830 average concurrent users, or ACU. The following table sets forth the average number of concurrent users for each of our MMORPG game titles for the periods indicated:

	ACU for the month ended December 31,
	2005	2006	2007
Fantasy Westward Journey	383,912	453,295	546,135
Westward Journey Online II	207,383	174,209	153,748
Datang	—	13,326	8,349
Westward Journey Online III	—	—	49,598

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

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2007, we had 29 casual games including 3 advanced casual games that offer a greater variety to users.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2007, our company employed approximately 407 personnel in our call center as customer service specialists for our online games as well as for our other services.

User Fees

Users of our MMORPG games pay fees according to the amount of time they play the games. Currently, we charge RMB0.40 (US$0.05) per hour for all of our game titles, Westward Journey Online II, Fantasy Westward Journey, Datang and Westward Journey Online III.

In connection with the introduction of our online games, we developed a prepaid point card to facilitate payment of fees for our online game services and, to a lesser extent, our other fee-based value-added services. Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands. Electronic point cards can also be purchased through credit cards or online e-sales systems through which players can directly credit their accounts at Internet cafés or computer stores. Each prepaid card contains an account number and a password. The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, primarily playing time for online games. We also utilize our point cards for the payment of virtual items as we launch item-based games for which playing time is free and players may purchase various virtual items to enhance their game-playing experience. We launched the open beta version of Tianxia II, our first item-based game, in June 2008.

Revenues from our online games accounted for 81.9%, 84.6% and 84.4% of total net revenues in 2005, 2006 and 2007, respectively.

Internet Portal

Our Internet portal business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including e-mail, instant messaging, and blogging. We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

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

NetEase users can interact through a variety of community services. They include:

E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2007, we had approximately 233 million registered free email users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2007, we had approximately 277,000 active VIP e-mail subscribers.

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

Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2007, we had approximately 129,000 peak concurrent users of our instant messaging service.

Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 9.6 million accumulated registered accounts and approximately 55,000 subscribers as of December 31, 2007.

Other

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online dictionary, desktop dictionary, toolbar and RSS reader, which automatically retrieves syndicated web contents and customized set of search results. Our web search service was powered by the Google search engine until July 2007. Subsequently, our web search service was powered by our own proprietary Internet search engine, Yodao, which was officially launched in December 2007.

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
chat rooms;
basic e-mail services;
basic personal ads;
basic matchmaking;
basic alumni clubs;
photo album;
diary;
blogging;
clubs;
dictionary;
electronic greeting cards;
instant messaging PC to PC;
web directories;
web searching; and
online shopping mall.

Fee-Based Premium Services, including:	Monthly subscription basis (ranges from RMB3.00 (US$0.41) to RMB60.00 (US$8.23) per month)
premium e-mail services;
premium matchmaking and dating services; and
premium alumni clubs.

Advertising Services, including:	Varies depending on service (see below).
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

Revenues from wireless value-added services and others accounted for 4.4%, 3.4% and 3.0% of total net revenues in 2005, 2006 and 2007, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of our MMORPGs largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 1,700 distributors as of December 31, 2007. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. We typically sell prepaid point cards to distributors at a 13%-14% discount off of their face value.

Users can also purchase virtual prepaid cards online by debit cards or bank transfers, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 107 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2007.

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

For a discussion of the seasonality of our revenue, see Item 5 “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenues.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. In 2007, we invested in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consisted of corporate branding and announcements about our services through outdoor, print and online advertisements.

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

Our major area of focus is the development of our proprietary online games. Though we have obtained MMORPG titles in the past both through licensing arrangements and internal development, we believe internal development offers a number of advantages, including flexibility to release new versions and upgrades according to our own timetable, the ability to tailor new games to the Chinese audience and the ability to proactively monitor and counter hacking activities so as to ensure the integrity of the gaming environment. We will continue to focus on developing additional new games in the future. As of December 31, 2007, we had 671 programmers, network engineers and graphic designers dedicated to online game research and development.

In connection with our game development activities, we will occasionally license specific game technologies which we incorporate into our in-house developed games, such as a 3D game engine that we will be using in our newest MMORPGs.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Netcom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2007, there were approximately 10,000 of such co-located servers, operating with Web server software from Apache and Netscape. As of December 31, 2007, we had leased dedicated lines with a total of approximately 22.0 gigabits per second capacity from China Netcom’s Beijing, Guangzhou and Changzhou affiliates, China Telecom’s Beijing and Changzhou affiliates, and CERNET.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Perfect World Company Limited, or Perfect World, Giant Interactive Group Inc, or Giant, Shanda Interactive Entertainment Limited, or Shanda, The 9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Linktone Ltd., or Linktone, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu and 21cn.com.

Specifically, we are encountering competition from companies offering MMORPGs and casual games that target the China market, such as Perfect World, Giant, Shanda, Softworld, Softstar Entertainment Inc., Actoz Soft Co., Ltd., NCsoft Corporation, The9, 9you, Kingsoft Corporation Limited, or Kingsoft, Waei International Digital Entertainment Co., Ltd. In addition, we face competition from other websites that offer online content and online community services, including Sina, Sohu, Tom.com, Tencent, 263.net, Baidu, 21cn.com and Alibaba. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

Moreover, operators of Internet portals, such as Sina and Sohu, and dedicated service providers, such as Linktone, MTone Wireless Corporation and Newpalm Information Technology Co., Ltd. (a subsidiary of Chinadotcom), are major providers of wireless value-added services in the China market, and like our company, they also have partnership arrangements with both China Mobile and China Unicom, the two principal mobile phone operators in China. Overall, we have seen increasing competition in the wireless value-added services market.

We also believe that competition in the online advertising industry in China has intensified as new entrants have come into the market such as Baidu, Tencent and other vertical Internet portals. In addition, we face potential competition from US-based portals such as Yahoo!, Yahoo! Chinese and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the WTO in 2001, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

We also compete with traditional forms of media for advertising-related revenue. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, international connection to computer information networks, information security and censorship. In addition to MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the State Administration for Industry and Commerce, or SAIC, the State Council Information Office, or SCIO, the General Administration for Press and Publication, or GAPP, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the Ministry of Culture, or MOC, the State Administration of Radio, Film and Television, or SARFT, the Ministry of Commerce and the Ministry of Public Security.

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations. The Telecom Regulations categorized all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses, with ICP services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may now hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services, or the 2006 MII Circular, was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that (i) any domain name used by a valued–added telecom service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecom service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecom service provider must be installed within the scope as prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecom services that the service provider has been approved to provide; and (iv) a value-added telecom service provider must establish or improve the measures of ensuring information security. Companies which have obtained operating licenses for value-added telecom services are required to conduct a self-examination and self-correction according to the foregoing requirements and report the results of such self-examination and self-correction to MII. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007, and we intend to transfer certain of our trademarks and domain names to Guangzhou NetEase once we receive a response from MII regarding such report.

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

SARFT and MII jointly issued the Regulations for the Administration of Internet Audiovisual Program Services, or the Audiovisual Regulations, on December 20, 2007, which require that online audio and video service providers must obtain a permit from SARFT in accordance with the Audiovisual Regulations. Guangzhou NetEase has obtained the Permit for the Network Transmission of Audiovisual Programs issued by SARFT.

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

•	The Detailed Implementation Rules for the Administration of Commercial Website Filings for the Record (2000).

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security(2002).

•	The Provisions on the Technical Measures for the Protection of the Security of the Internet (2005).

•	The Administrative Regulations for the Classified Protection of Information Security (2007).

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

On June 23, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration Bureau and the State Council Informatization Office jointly issued the Administrative Regulations for the Classified Protection of Information Security, according to which websites should determine the protection classification of their information systems pursuant to a classification guideline and file such classification with the Ministry of Public Security and its bureaus at provincial level. Guangzhou NetEase has followed the requirements and filed its classification with the Guangzhou Public Security Bureau.

Online Games

The Measures for the Administration of Software Products, which were issued by MII on October 27, 2000, classify online games products as software products, and a software registration certificate issued by the MII is required for the operation and sales of each online game. In compliance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II, Fly For Fun and Westward Journey Online III, have been registered with MII and its offices at the provincial level.

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

The publication of online games also requires approval from GAPP in accordance with the Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP and MII on June 27, 2002. Guangzhou NetEase has received such approval. In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Notice. Accordingly, we have implemented our anti-addiction system to comply with the Notice in July 2007. Since its implementation, we have not experienced a significant negative impact of the Notice on our business.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC before they can be put into operation. Our in-house developed online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II and Westward Journey III have been filed with MOC for recordation. Westward Journey Online II, Fantasy Westward Journey and Datang have successfully finished the recordation process while Tianxia II and Westward Journey III are still in the review process.

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

Online Advertising

The Regulations for the Administration of Advertising and its Detailed Implementation Rules were both promulgated by the State Council and SAIC, which took effect on December 1, 1987 and January 1, 2005, respectively. According to these regulations, websites engaged in advertising must apply for a business license to conduct such business. In compliance with such regulations, Guangyitong Advertising, which operates our online advertising business through a series of agreements with Guangzhou NetEase, and Guangzhou NetEase have obtained a business license to carry out the design, production, agency and release of advertisements.

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

We have full legal rights over and have registered a number of domain names, including:

•	www.netease.com;

•	www.163.com;

•	www.yeah.net;

•	www.126.com; and

•	www.netease.net

Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming and our search engine. We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed and registered the marks for “NetEase” in English in the United States. As described above under “—Government Regulations,” we intend to transfer certain of our trademarks and domain names to Guangzhou NetEase to comply with the 2006 MII Circular.

In addition, we have registered our Westward Journey Online II, Fantasy Westward Journey, Tianxia II, Datang and Westward Journey III games with the State Copyright Bureau of China. Moreover, we have filed some patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device from the State Intellectual Property Office.

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

C.	Organizational Structure

Our organizational structure is set forth above under “—Our Organizational Structure.”

D.	Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. We lease our current principal executive offices at an effective annual rent of approximately RMB6.0 million (US$0.8 million), including management fees, for 4,354 square meters under a lease that expires in May 2009. We also occupy 1,663 square meters under a lease in Beijing that expires in July 2009. In Hangzhou, we occupy 3,186 square meters under leases that expire in October 2008, May 2009 and June 2010 and have also purchased land use rights for approximately 56,000 square meters of land as described in “—History and Development of the Company” above. In Guangzhou, we occupy 3,253 square meters under leases that expire in March 2011. We also occupy a building in Guangzhou with total floor area of 20,000 square meters. We currently do not have a lease for such property but have accrued imputed rent for it. For more information on this property, see Item 5 “Operating and Financial Review and Prospects” and Item 7.B. “Major Shareholder and Related Party Transactions—Related Party Transactions.” We believe that we will be able to obtain adequate facilities, principally through the leasing and acquisition of appropriate properties, to accommodate our future expansion plans.

As of December 31, 2007, we leased dedicated lines with a total capacity of approximately 22,000 megabits per second from various affiliates of China Netcom and China Telecom and from CERNET. We lease such capacity pursuant to short term contracts. Our bandwidth fees were approximately RMB65.0 million (US$8.9 million) for the year ended December 31, 2007.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.”. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2007, we had registered an accumulated total of approximately 809 million accounts.

For the year ended December 31, 2007, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future.

We achieved a net profit of RMB1,264.1 million (US$173.3 million) for 2007 and generated positive operating cash flows of RMB1,379.9 million (US$189.2 million) during the year. We recorded retained earnings of RMB1,123.2 million, RMB2,338.1 million and RMB3,225.8 million (US$442.2 million) as of December 31, 2005, 2006 and 2007, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. In 2007, we established two intermediate holding companies, namely NetEase Hong Kong and Hong Kong NetEase Interactive. Guangzhou Interactive and NetEase Hangzhou became wholly owned subsidiaries of Hong Kong NetEase Interactive in December 2007 and January 2008, respectively. NetEase Beijing, Boguan and Yodao Information became subsidiaries of NetEase Hong Kong in December 2007.

NetEase Beijing, Guangzhou Interactive, Boguan, Yodao Information and NetEase Hangzhou were established in China on August 30, 1999, October 15, 2002, December 8, 2003, March 21, 2006 and June 2, 2006, respectively.

NetEase.com, Inc. conducts its business in China through its subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi (until it was dissolved in August 2007). These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Guangzhou Interactive and Boguan provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our major shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003 and dissolved in August 2007, was also a limited liability company organized under the laws of China and was 90% owned by our major shareholder. Ling Yi was approved to operate as an Internet content provider. For the years ended December 31, 2005, 2006 and 2007 until its dissolution in August 2007, Ling Yi earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

In September 2007, Guangzhou NetEase and three Chinese citizens incorporated a domestic enterprise, Yodao Computer, for the purpose of applying for an ICP license under the applicable Chinese telecommunication laws to operate our own proprietary internet search engine, Yodao.

We believe that our present operations are structured to comply with the relevant Chinese laws. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi (which was dissolved in August 2007). We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004 until its dissolution in August 2007.

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

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2005, 2006 and 2007.

Online Games Services

We derive all our online game services revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 90.0%, 92.6% and 97.7% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2005, 2006 and 2007, respectively, with the remainder generated by our paid search engine business.

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

Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium alumni clubs.

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

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), revenue sharing expenses paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards.

In addition, cost of revenues for our online games services include that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

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

Wireless Value-Added Services and Others

Cost of revenues related to our wireless value-added services and others consists primarily of staff costs (principally compensation expenses for editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other services. It also includes business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges. In 2007, general and administrative expenses also included imputed rent for a building in Guangzhou occupied by us. We and William Lei Ding, our Chief Executive Officer, director and major shareholder, have been in ongoing negotiations with the third party developer regarding its possible purchase by one of our subsidiaries in the PRC. During this time, with the developer’s permission, we have been occupying the property without a lease or the payment of any rent. We recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totalling RMB9.4 million (US$1.3 million) in 2007. For additional information on this property, see Item 7.B. “Related Party Transactions—Lease of Property in Guangzhou.”

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2005, 2006 and 2007, such expenses also included licensing and training fees paid to a third party developer of a 3D game engine to be used in our future online games.

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

For the years ended December 31, 2005, 2006 and 2007, we recorded share-based compensation cost of approximately RMB13,835, RMB101.3 million and RMB95.4 million (US$13.1 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible. The significant increase in share-based compensation cost in 2006 was mainly due to our adoption of SFAS 123R effective January 1, 2006.

As of December 31, 2005, 2006 and 2007, we recorded no deferred compensation cost relating to share option grants. We may incur additional share-based compensation cost in the future as a result of the possible recruitment of additional management personnel and the granting of new share options or other share-based compensation to these personnel and other members of our staff under SFAS 123R.

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

Hong Kong

Hong Kong NetEase Interactive and NetEase Hong Kong have no taxable income in Hong Kong, and are therefore not subject to Hong Kong profits tax.

China

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax, at statutory rates of 30% and 3%, respectively.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “High and New Technology Enterprise.”

According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing was entitled to a reduced EIT rate of 15% commencing from 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax from 2000 to 2002, and enjoyed a 50% reduction in EIT for 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing was recognized as an “Advanced Technology Enterprise” and entitled to a reduced EIT rate of 10% for 2006 and 2007 and a full exemption from the local income tax for 2006 and 2007.

Guangzhou Interactive was recognized as a “Newly Established High and New Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a “New and High Technology Enterprise,” respectively, and was subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received an exemption from the local tax rate of 3% from 2005 to 2007.

Boguan was recognized as “Software Enterprise” on September 2005. It was exempted from EIT on its profits for 2006 and 2007, and is subject to a 50% reduction in EIT from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006, and it was exempted from the 3% local income tax for 2007.

NetEase Hangzhou was recognized as a “Software Enterprise” and a “High and New Technology Enterprise” in April and September 2007, respectively, and, as a result, is entitled to a full exemption from EIT in 2007 and 2008 and a 50% reduction in EIT from 2009 to 2011. NetEase Hangzhou was subject to a 3% local income tax rate for 2007.

Yodao Information was subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority in 2006. Yodao Information was recognized as a newly established “High and New Technology Enterprise” in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Yodao Information is entitled to a full exemption from EIT in 2007 and 2008 and a 50% reduction in EIT from 2009 to 2011.

Guangyitong Advertising, Ling Yi (dissolved in August 2007) and Yodao Computer were subject to EIT at an overall income tax rate of 33% in 2007. Guangzhou NetEase was recognized as a “High and New Technology Enterprise” in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15% from 2004 to 2007.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the EIT payable by domestic and foreign-invested enterprises at 25%. For a discussion of the effects of the new EIT law, please see the discussion under Item 3.B. “Risk Factors—Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.”

On January 1, 2007, we adopted Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109,” or FIN 48, issued by the FASB in June 2006 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. In connection with such adoption, we did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, and as of December 31, 2007, we did not have any significant unrecognized uncertain tax positions. For the year ended December 31, 2007, we did not have any interest and penalties associated with our tax positions.

Business Taxes

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in

China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for our revenues generally ranges from 3% to 5%. We are also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

In December 2007, Guangzhou NetEase received an approval from the Guangzhou local tax authority allowing it to deduct the service fees paid to its cooperative partners from its gross wireless value-added services revenue in deriving the amount of business tax payable in accordance with the relevant rules, implemented with retroactive effect from January 1, 2003. As a result, Guangzhou NetEase received a business tax refund in June 2008 of approximately RMB147 million (US$20.2 million) for the excess amount paid in previous years. Guangzhou NetEase will calculate its business taxes on this basis in future periods, subject to any change of policy by local tax authority.

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

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into “cost per action,” or CPA, advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

Other Critical Accounting Policies and Estimates

Research and Development Costs

We recognize costs to develop our online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. For the years ended December 31, 2005, 2006 and 2007, the cost incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.

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

Stock-Based Compensation Expense

We adopted the provisions of, and have accounted for stock-based compensation in accordance with, Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R since January 1, 2006. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based compensation awards, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The guidance provided in SFAS 123R and Staff accounting Bulletin No. 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of stock-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Repurchase of Shares

On May 18, 2006, our board of directors approved a share repurchase program for up to US$50 million worth of our issued and outstanding ADSs for approximately one month. Pursuant to this program, approximately 2.4 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$50.1 million (including transaction costs) in open-market transactions. The share repurchase program ended on June 17, 2006.

On August 28, 2006, our board of directors approved a share repurchase program for up to US$100 million worth of our issued and outstanding ADSs for a period not to exceed six months. Pursuant to this program, approximately 3.6 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$60.1 million (including transaction costs) in open-market transactions when the share repurchase program ended on February 27, 2007.

On March 13, 2007, our board of directors approved a share repurchase program for up to US$100 million worth of our issued and outstanding ADSs for a period not to exceed three months. Pursuant to this program, approximately 5.3 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$95.7 million (including transaction costs) in open-market transactions. The share repurchase program ended on June 12, 2007.

On July 2, 2007, our board of directors approved a share repurchase program of up to US$120 million worth of our issued and outstanding ADSs for a period not to exceed 12 months. As of December 31, 2007, approximately 2.2 million of our issued and outstanding ADSs were purchased for an aggregate purchase consideration of approximately US$35.7 million (including transaction costs). The share repurchase program will end on July 1, 2008.

For details of the ADS repurchases conducted in 2007, see the share repurchase table in Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We funded all of the foregoing repurchases from available working capital.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	1,379,475,803	81.4	1,856,062,971	83.7	1,932,634,947	83.8
Advertising services	241,200,444	14.2	285,772,653	12.9	305,057,556	13.2
Wireless value-added services and others	73,742,136	4.4	75,406,121	3.4	68,018,461	3.0

Total revenues	1,694,418,383	100.0	2,217,241,745	100.0	2,305,710,964	100.0
Business tax	(82,054,902)	(4.8)	(52,882,275)	(2.4)	(92,424,200)	(4.0)

Net revenues	1,612,363,481	95.2	2,164,359,470	97.6	2,213,286,764	96.0

Cost of revenues:
Online game services	(137,301,493)	(8.1)	(178,676,915)	(8.1)	(187,411,229)	(8.1)
Advertising services	(78,589,395)	(4.6)	(125,183,293)	(5.6)	(143,676,057)	(6.2)
Wireless value-added services and others	(59,346,085)	(3.5)	(77,437,973)	(3.5)	(84,365,760)	(3.7)

Total cost of revenues	(275,236,973)	(16.2)	(381,298,181)	(17.2)	(415,453,046)	(18.0)

Gross profit	1,337,126,508	78.9	1,783,061,289	80.4	1,797,833,718	78.0
Operating expenses:
Selling and marketing expenses	(152,192,422)	(9.0)	(170,142,691)	(7.7)	(235,318,304)	(10.2)
General and administrative expenses	(117,942,605)	(7.0)	(179,879,602)	(8.1)	(176,178,740)	(7.6)
Research and development expenses	(90,170,092)	(5.3)	(153,162,158)	(6.9)	(180,734,713)	(7.8)

Total operating expenses	(360,305,119)	(21.3)	(503,184,451)	(22.7)	(592,231,757)	(25.6)

Operating profit	976,821,389	57.6	1,279,876,838	57.7	1,205,601,961	52.4

Other income (expenses):
Investment income	1,301,975	0.1	340,721	0.0	474,446	0.0
Interest income	58,070,148	3.4	94,364,852	4.3	112,599,994	4.8
Interest expenses	(344,859)	(0.0)	—	—	—	—
Exchange losses	(8,360,834)	(0.5)	(958,435)	(0.0)	(50,891,094)	(2.2)
Other, net	(540,628)	(0.0)	1,239,105	0.1	(1,084,240)	(0.1)

Profit before tax	1,026,947,191	60.6	1,374,863,081	62.0	1,266,701,067	54.9
Income tax expense	(94,957,022)	(5.6)	(132,485,543)	(6.0)	(2,689,309)	(0.1)

Profit after tax	931,990,169	55.0	1,242,377,538	56.0	1,264,011,758	54.8
Minority interests	—	—	400,046	(0.0)	74,364	(0.0)

Net profit	931,990,169	55.0	1,242,777,584	56.0	1,264,086,122	54.8
Unrealized gains on investments	—	—	—	—	1,332,300	0.1

Comprehensive Income	931,990,169	55.0	1,242,777,584	56.0	1,265,418,422	54.9

Share compensation cost included in:
Cost of revenues	—	—	(16,614,309)	(0.7)	(14,890,378)	(0.6)
Selling and marketing expenses	—	—	(21,147,343)	(1.0)	(14,357,336)	(0.6)
General and administrative expenses	(13,835)	(0.0)	(37,360,433)	(1.7)	(33,887,323)	(1.5)
Research and development expenses	—	—	(26,164,591)	(1.2)	(32,293,138)	(1.4)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Total net revenues increased by 2.3% to RMB2,213.3 million (US$303.4 million) in 2007 from RMB2,164.4 million in 2006. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 84.4%, 12.6% and 3.0%, respectively, of our total net revenues in 2007. This compares with 84.6%, 12.1% and 3.3%, respectively, in 2006.

Online Games Services

Net revenues from online games services increased by 2.1% to RMB1,868.9 million (US$256.2 million) in 2007 from RMB1,830.3 million in 2006. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,519,000 in December 2007 from 1,335,000 in December 2006, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 546,000 in December 2007 from approximately 453,000 in December 2006. The continued growth in popularity of Fantasy Westward Journey throughout 2007 was mainly attributable to the successful launching of new expansion packs for the game in the year. In addition, the number of peak concurrent players for Westward Journey Online III reached approximately 117,000 in December 2007, and the number of average concurrent users for Westward Journey Online III achieved approximately 49,000 in December 2007. This increase was offset in part by reduced revenues from our other principal online game, Westward Journey Online II. The number of peak concurrent players for Westward Journey Online II decreased to approximately 367,000 in December 2007 from approximately 440,000 in December 2006, and the number of average concurrent players for Westward Journey Online II decreased to approximately 153,000 in December 2007 from approximately 174,000 in December 2006.

Advertising Services

Net revenues from advertising services increased by 6.7% to RMB279.1 million (US$38.3 million) in 2007 from RMB261.5 million in 2006, primarily due to the overall expansion of China’s online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) increased to approximately RMB623,000 (US$85,000) in 2007 from RMB590,000 in 2006. The number of traditional advertisers using the NetEase websites increased to 438 in 2007 from 410 in 2006, with revenues from our top ten advertisers comprising 27.9% of our total advertising services revenues in 2007 as compared to 37.3% in 2006.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others decreased by 10.1% to RMB65.3 million (US$9.0 million) in 2007 from RMB72.6 million in 2006. This decrease was primarily due to reduced revenues from SMS services resulting from our reduced marketing promotion of our SMS business and under-performing SMS products. The decrease was offset in part by increased revenues from our other value-added services as a result of our continuing enhancements to such services and integration of other value-added services and products.

Cost of Revenues

Our cost of revenues increased by 9.0% to RMB415.5 million (US$57.0 million) in 2007 from RMB381.3 million in 2006. The year-over-year increase was mainly due to an increase in depreciation cost, staff-related cost, business tax on intra-group revenue, cost of third party content and technology cost. In 2007, costs relating to online games services, advertising services and wireless value-added services and others represented 45.1%, 34.6% and 20.3% of total cost of revenues, respectively, as compared with 46.9%, 32.8% and 20.3% of the cost of revenues, respectively, in 2006.

Online Games Services

Cost of revenues from our online games services increased by 4.9% to RMB187.4 million (US$25.7 million) in 2007 from RMB178.7 million in 2006. This increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB9.9 million to RMB31.2 million (US$4.3 million) in 2007 from RMB21.3 million in 2006, mainly as a result of an increase in the level of salaries and bonuses as well as an increase in the number of employees. The number of full time employees in our online games department increased to 1,208 as of December 31, 2007 from 1,052 as of December 31, 2006.

•

Business tax payable on intra-group revenues related to online games from our VIEs increased by RMB3.6 million to RMB93.4 million (US$12.8 million) in 2007 from RMB89.8 million in 2006 due to continued growth in the popularity of Fantasy Westward Journey and the commercial launch of Westward Journey Online III in September 2007.

•	Depreciation and amortization costs of computers and software increased by RMB0.5 million to RMB8.9 million (US$1.2 million) in 2007 from RMB8.4 million in 2006.

These increases were partially offset by the following factors:

•

Bandwidth and server custody fees decreased by RMB2.3 million to RMB19.3 million (US$2.6 million) in 2007 from RMB21.6 million in 2006 due to the fact that reductions in fee rates charged by the service providers more than offset an increase in bandwidth usage caused by the rising volume of online game services.

•

Printing cost for prepaid point cards decreased by RMB1.7 million to RMB9.4 million (US$1.3 million) in 2007 from RMB11.1 million in 2006, as a result of the reduced consumption of physical point cards in 2007 compared to 2006.

•

Revenue sharing expenses decreased by RMB1.5 million to RMB15.1 million (US$2.1 million) in 2007 from RMB16.6 million in 2006 due to reduced business cooperation with the internet data centers in 2007.

Advertising Services

Cost of revenues from our advertising services increased by 14.8% to RMB143.7 million (US$19.7 million) in 2007 from RMB125.2 million in 2006. The increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Cost of third party content for the NetEase websites increased by RMB7.5 million to RMB18.9 million (US$2.6 million) in 2007 from RMB11.4 million in 2006, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•

Depreciation and amortization costs of computers and software increased by RMB4.7 million to RMB20.0 million (US$2.7 million) in 2007 from RMB15.3 million in 2006, mainly due to additional servers purchased during the year to satisfy our ongoing business capacity requirements and to provide capacity for our newly launched search engine service, Yodao, in 2007.

•

Staff-related costs increased by RMB3.9 million to RMB56.8 million (US$7.8 million) in 2007 from RMB52.9 million in 2006, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 386 as of December 31, 2007 from 293 as of December 31, 2006.

•

Bandwidth and server custody fees increased by RMB1.9 million to RMB25.1 million (US$3.4 million) in 2007 from RMB23.2 million in 2006, as a result of an increase in bandwidth usage for supporting the continuous growth of traffic on the NetEase websites.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB0.8 million to RMB13.4 million (US$1.8 million) in 2007 from RMB12.6 million in 2006, primarily due to increased demand for advertising spaces on the NetEase websites.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 9.0% to RMB84.4 million (US$11.6 million) in 2007 from RMB77.4 million in 2006. This increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software increased by RMB7.7 million to RMB42.9 million (US$5.9 million) in 2007 from RMB35.2 million in 2006, mainly due to additional servers purchased during the year to meet the increase in demand for our various free services such as e-mail and album.

•	Bandwidth and server custody fees increased by RMB3.5 million to RMB27.2 million (US$3.7 million) in 2007 from RMB23.7 million in 2006, as a result of an increase in bandwidth usage.

These increases were partially offset by the fact that staff-related costs decreased by RMB4.9 million to RMB9.5 million (US$1.3 million) in 2007 from RMB14.4 million in 2006, as a result of decreased headcount due to the reorganization of our SMS business in 2007.

Gross Profit

Our gross profit increased by 0.8% to RMB1,797.8 million (US$246.5 million) in 2007 from RMB1,783.1 million in 2006.

The following table sets forth the audited consolidated gross profits and gross profit margins of our business activities for the periods indicated. The gross profit margins in 2006 and 2007 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Gross profit (loss):
Online game services	1,651,616,697	1,681,446,765	230,505,685
Advertising services	136,298,684	135,451,607	18,568,751
Wireless value-added services and others	(4,854,092)	(19,064,654)	(2,613,531)

Total gross profit	1,783,061,289	1,797,833,718	246,460,905

Gross profit (loss) margin:
Online game services	90.2%	90.0%	90.0%
Advertising services	52.1%	48.5%	48.5%
Wireless value-added services and others	(6.7)%	(29.2)%	(29.2)%

Total gross profit margin	82.4%	81.2%	81.2%

The slight decrease in gross profit margin for online game services in 2007 was mainly due to the increased cost of revenues which outpaced the increase in net revenues. Higher cost of revenues was mainly the result of increased headcount and higher level of salaries and bonuses paid to the employees in our online game business in 2007.

The decrease in gross profit margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased costs associated with our online advertising business, such as cost of third party content, server depreciation charges and bandwidth and server custody fees for the purpose of maintaining and increasing the traffic of the NetEase websites.

The gross loss margin for wireless value-added services and others increased significantly in 2007 compared to 2006 as a result of an increase in the cost of revenues, including server depreciation costs and bandwidth and server custody fees, associated with our various free e-mail and photo album services. The increase in cost of revenue was offset in part by reduced salaries and revenue sharing expenses as a result of the reorganization of our SMS business in 2007.

Operating Expenses

Total operating expenses increased by 17.7% to RMB592.2 million (US$81.2 million) in 2007 from RMB503.2 million in 2006. Operating expenses as a percentage of total net revenue increased from 23.2% in 2006 to 26.8% in 2007. The increase was driven primarily by the increase in both selling and marketing expenses and research and development expenses.

Selling and marketing expenses increased by 38.3% to RMB235.3 million (US$32.3 million) in 2007 from RMB170.1 million in 2006, primarily due to a combination of the following factors:

•

An increase in marketing costs of approximately RMB47.2 million (US$6.5 million) for advertising and marketing promotion of Westward Journey Online III, Fantasy Westward Journey and Tianxia II in 2007.

•	An increase in labor cost of approximately RMB11.2 million (US$1.5 million) associated with the expansion of regional game promotion activities in China during 2007.

•	An increase in transportation costs by approximately RMB2.1 million (US$0.3 million) due to the increased level of promotional activities and events in 2007.

•

An increase in staff-related costs of our online game and advertising sales team of approximately RMB5.1 million (US$0.7 million) in 2007. This increase was partially offset by the decrease in staff costs of approximately RMB3.8 million (US$0.5 million) resulting from the reduction of the marketing team in the wireless department in 2007.

General and administrative expenses decreased by 2.1% to RMB176.2 million (US$24.2 million) in 2007 from RMB179.9 million in 2006, primarily due to a combination of the following factors:

•

A decrease in professional fees of approximately RMB10.6 million (US$1.5 million) associated with reduced expenses incurred for outside consultants by approximately RMB6.3 million (US$0.9 million) in 2007, and the fact that the remaining cost of our zero coupon convertible subordinated notes of approximately RMB4.3 million (US$0.6 million) was fully amortized in July 2006.

•	A decrease in allowance for bad and doubtful debts of approximately RMB12.8 million (US$1.8 million) in 2007.

These decreases were substantially offset by the following factors:

•	An increase in staff-related costs by approximately RMB8.5 million (US$1.2 million) in 2007, mainly as a result of an increase in the level of salaries and other compensation payments.

•

An increase in depreciation expense of approximately RMB11.9 million (US$1.6 million), mainly as a result of the purchase of computers and servers during 2007, and the full year depreciation expense in 2007 related to the decoration, improvements and the equipment installation expenditure for our offices in Guangzhou compared to the approximately six months of such depreciation expense in 2006.

Research and development expenses increased by 18.0% to RMB180.7 million (US$24.8 million) in 2007 from RMB153.2 million in 2006, primarily due to an increase in staff-related costs by approximately RMB38.6 million (US$5.3 million) in 2007, mainly as a result of increased headcount of program developers in our online games department and higher salaries and other benefits paid to our research and development team during 2007. The increase was partially offset by a decrease in research and development expense of approximately RMB11.6 million (US$1.6 million) in 2007, resulting from a one-time write-off in software cost for our licensed online 3D game, Fly for Fun, in 2006.

Allowances for Doubtful Accounts

As of December 31, 2007, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB179.3 million (US$24.6 million). After providing for doubtful accounts in the amount of RMB12.6 million (US$1.7 million), the net balance of accounts receivable was RMB166.7 million (US$22.9 million) as of December 31, 2007. The allowance for doubtful accounts consisted of general provisions of RMB4.9 million (US$0.7 million) and specific provisions of RMB7.7 million (US$1.1 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2007, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. The approximate total outstanding accounts receivable balance then outstanding (and percentage thereon) was RMB18.6 million (US$2.5 million) or 10.4%.

Other Income (Expenses)

Other income in 2007 mainly consisted of interest income. Interest income increased to RMB112.6 million (US$15.4 million) in 2007 from RMB94.4 million in 2006, mainly due to an increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million zero coupon convertible subordinated notes issued in July 2003. We did not incur interest expense in 2007 and 2006. In 2007, we recognized an exchange loss of RMB50.9 million (US$7.0 million) upon translating foreign-currency monetary assets and liabilities, primarily due to the rising value of the Renminbi against the US dollar in 2007. In 2006, we recognized an exchange loss of RMB1.0 million.

Income Tax

Income tax decreased significantly to RMB2.7 million (US$0.4 million) in 2007 from RMB132.5 million in 2006. Our effective tax rate in 2007 was 0.2% as compared with 9.6% in 2006. This significant reduction in income tax was mainly due to the receipt of an investment incentive tax refund and the tax benefit resulted from the increased deferred tax assets which were booked under applicable accounting standards at the new statutory income tax rate.

Net Profit

As a result of the foregoing, net profit increased by 1.7% to RMB1,264.1 million (US$173.3 million) in 2007 from RMB1,242.8 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Total net revenues increased by 34.2% to RMB2,164.4 million in 2006 from RMB1,612.4 million in 2005. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 84.6%, 12.1% and 3.3%, respectively, of our total net revenues in 2006, as compared with 81.9%, 13.7% and 4.4%, respectively, in 2005.

Online Games Services

Net revenues from online games services increased by 38.6% to RMB1,830.3 million in 2006 from RMB1,320.6 million in 2005. This increase was mainly due to the continued growth in the number of users and average playing time per user of our in-house developed MMORPG, Fantasy Westward Journey. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,335,000 in December 2006 from 1,043,000 in December 2005, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 453,000 in December 2006 from approximately 384,000 in December 2005. The continued growth in popularity of Fantasy Westward Journey throughout 2006 was mainly attributable to the successful launching of new expansion packs for the game in the year. This increase was offset in part by reduced revenues from our other principal online game, Westward Journey Online II. The number of peak concurrent players for Westward Journey Online II decreased to approximately 440,000 in December 2006 from approximately 535,000 in December 2005, and the number of average concurrent players for Westward Journey Online II decreased to approximately 174,000 in December 2006 from approximately 207,000 in December 2005.

Advertising Services

Net revenues from advertising services increased by 18.5% to RMB261.5 million in 2006 from RMB220.7 million in 2005, primarily due to the overall expansion of China’s robust online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) increased to approximately RMB590,000 in 2006 from RMB508,000 in 2005. The number of traditional advertisers using the NetEase websites increased to 410 in 2006 from 387 in 2005, with revenues from our top ten advertisers comprising 37.3% of our total advertising services revenues in 2006 as compared to 46.6% in 2005.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others increased by 2.2% to RMB72.6 million from RMB71.0 million in 2005. This increase was primarily due to an increase in the number of paying customers for our other fee-based premium services and the sales of accessory products related to our online games.

Cost of Revenues

Our cost of revenues increased by 38.5% to RMB381.3 million in 2006 from RMB275.2 million in 2005. The year over year increase was primarily driven by our 30.9% revenue growth and the higher cost of advertising services. In 2006, costs relating to online games services, advertising services and wireless value-added services and others represented 46.9%, 32.8% and 20.3% of total cost of revenues, respectively. This compares with 49.9%, 28.5% and 21.6% of the cost of revenues, respectively, in 2005.

Online Games Services

Cost of revenues from our online games services increased by 30.1% to RMB178.7 million in 2006 from RMB137.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB23.8 million to RMB89.8 million in 2006 from RMB66.0 million in 2005 due to continued growth in the popularity of our Fantasy Westward Journey game.

•	Staff-related costs increased by RMB10.3 million to RMB21.3 million in 2006 from RMB10.9 million in 2005, mainly as a result of an increase in salary levels and other compensation payments (including share-based compensation costs of RMB5.1 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an increase in the number of staff. The number of staff in our online games department increased from 606 as of December 31, 2005 to 1,052 as of December 31, 2006.

•	Bandwidth and server custody fees increased by RMB7.7 million to RMB21.1 million in 2006 from RMB13.4 million in 2005, as a result of the increase in bandwidth usage.

•	Commission charges paid to service companies increased by RMB6.3 million to RMB7.4 million in 2006 from RMB1.0 million 2005, mainly as a result of the increase in sales of prepaid point cards.

•	Depreciation and amortization costs of computers and software increased by RMB4.2 million to RMB8.4 million in 2006 from RMB4.2 million in 2005.

These increases were partially offset by the fact that payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey decreased to zero in 2006 compared to RMB15.2 million in 2005. Our contracts with these spokespersons expired in November 2005 and were not renewed.

Advertising Services

Cost of revenues from our advertising services increased 59.3% to RMB125.2 million in 2006 from RMB78.6 million in 2005. The increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB25.5 million to RMB53.4 million in 2006 from RMB27.9 million in 2005, mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB8.3 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an expansion of the number of editors of the various content channels for the NetEase websites from 250 as of December 31, 2005 to 293 as of December 31, 2006.

•

Depreciation and amortization costs of computers and software increased by RMB8.3 million to RMB16.2 million in 2006 from RMB7.9 million in 2005, mainly due to additional servers purchased during the year to enhance our on-going business capacity requirements.

•	Bandwidth and server custody fees increased by RMB7.9 million to RMB20.2 million in 2006 from RMB12.3 million in 2005, as a result of an increase in bandwidth usage.

•

Cost of third party content for the NetEase websites increased by RMB1.9 million to RMB11.4 million in 2006 from RMB9.5 million in 2005, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB1.7 million to RMB12.6 million in 2006 from RMB10.9 million in 2005, due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 30.5% to RMB77.4 million in 2006 from RMB59.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software increased by RMB15.3 million to RMB34.4 million in 2006 from RMB19.1 million in 2005, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB6.7 million to RMB19.8 million in 2006 from RMB13.1 million in 2005, as a result of an increase in bandwidth usage.

•

Staff-related costs increased by RMB5.0 million to RMB13.8 million in 2006 from RMB8.8 million in 2005, as a result of the increase in share-based compensation costs (which amounted to RMB3.2 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to redundancy costs paid to staff in rationalizing the wireless value-added services business.

These increases were partially offset by the following factors:

•

SMS network transmission fees decreased by RMB5.6 million to RMB0.8 million in 2006 from RMB6.4 million in 2005 due to a decrease in the number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•	Reversal of provision of business tax payable increased by RMB2.4 million to RMB8.2 million in 2006 from RMB5.8 million in 2005.

Gross Profit

As a result of the strong revenue growth in 2006, our gross profit increased by 33.4% to RMB1,783.1 million in 2006 from RMB1,337.1 million in 2005.

The following table sets forth the audited consolidated gross profits and gross profit margins of our business activities for the periods indicated. The gross profit margins in 2005 and 2006 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2005	2006
	RMB	RMB
Gross profit (loss):
Online game services	1,183,322,871	1,651,616,697
Advertising services	142,109,011	136,298,684
Wireless value-added services and others	11,694,626	(4,854,092)

Total gross profit	1,337,126,508	1,783,061,289

Gross profit (loss) margin:
Online game services	89.6%	90.2%
Advertising services	64.4%	52.1%
Wireless value-added services and others	16.5%	(6.7)%

Total gross profit margin	82.9%	82.4%

The decrease in total gross profit margin was primarily due to the fact that the decrease in gross profit margin for advertising services and wireless value-added services and others outweighed the increase in gross profit margin for online game services.

The increase in gross profit margin for online game services in 2006 was mainly due to increased revenue resulting from the continued increase in popularity of Fantasy Westward Journey in 2006, which outpaced the increase in cost of revenues. The cost of revenues for online games services are mainly fixed or incremental in nature such that the increase in revenues do not necessarily lead to a corresponding increase in cost of revenues. Such scalability and operational leverage of online game services led to the improvement in gross profit margins.

The decrease in gross profit margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased costs associated with our online advertising business so as to enhance the content and attractiveness of the NetEase websites.

The gross profit margin for wireless value-added services and others decreased significantly in 2006 compared to 2005, which was mainly due to an increase in the cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

Operating Expenses

Total operating expenses increased by 39.7% to RMB503.2 million in 2006 from RMB360.3 million in 2005. Operating expenses as a percentage of total net revenue increased from 22.3% in 2005 to 23.2% in 2006. The increase was driven primarily by an increase in all categories of operating expenses, particularly general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 11.8% to RMB170.1 million in 2006 from RMB152.2 million in 2005, primarily due to the increase in staff-related costs of approximately RMB34.0 million as a result of an increase in salaries (including share-based compensation costs of RMB21.1 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and commissions paid to our advertising sales team and online game team. This increase was substantially offset by the overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB13.9 million in 2006.

General and administrative expenses increased by 52.5% to RMB179.9 million in 2006 from RMB117.9 million in 2005 primarily due to the following reasons:

•

An increase in staff-related costs by approximately RMB26.2 million, mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB37.4 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006).

•	An increase in professional fees of approximately RMB14.8 million mainly due to additional costs incurred for engaging consultants to assist in compliance with the U.S. Sarbanes-Oxley Act.

•

An increase in office rentals (including imputed rental expense for the property we occupy in Guangzhou), decoration and office charges for our offices in Beijing and Guangzhou of approximately RMB12.6 million.

•	An increase in allowance for bad and doubtful debts of approximately RMB3.9 million.

Research and development expenses increased 69.9% to RMB153.2 million in 2006 from RMB90.2 million in 2005, primarily due to the following reasons:

•

An increase in staff-related costs by approximately RMB71.6 million, mainly as a result of an increase in salaries and other compensation benefits such as bonuses and welfare benefits (including share-based compensation costs of RMB26.2 million following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006), for the enhancement of existing products and for the development of new products.

•	The research and development expense of approximately RMB20.7 million resulting from the upfront fee we paid for licensing a 3D game technology in 2005 did not recur in 2006.

•	A one-time write-off of RMB11.6 million in software cost for our licensed online 3D game, Fly for Fun, in 2006.

Allowances for Doubtful Accounts

As of December 31, 2006, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB155.8 million. After providing for doubtful accounts in the amount of RMB24.1 million, the net balance of accounts receivable was RMB131.7 million as of December 31, 2006. The allowance for doubtful accounts consisted of general provisions of RMB11.8 million and specific provisions for certain debtors of RMB12.3 million.

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

Customer A: RMB19.3 million or 12.4%

Customer B: RMB19.6 million or 12.6%

Customer C: RMB15.8 million or 10.2%

With respect to the accounts receivable balances of the above-mentioned customers, we established an allowance for doubtful accounts totaling RMB5.6 million at December 31, 2006. We had no such allowance for those customers at December 31, 2005.

Other Income (Expenses)

Other income in 2006 mainly consisted of interest income. Interest income increased to RMB94.4 million in 2006 from RMB58.1 million in 2005, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million zero coupon convertible subordinated notes issued in July 2003. Investment income decreased to RMB0.3 million in 2006 from RMB1.3 million in 2005, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to zero in 2006 from RMB0.3 million in 2005, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2006, we recognized an exchange loss of RMB1.0 million upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2005, we recognized an exchange loss of RMB8.4 million.

Income Tax

Income tax increased significantly to RMB132.5 million in 2006 from RMB95.0 million in 2005. The increase was mainly due to an increase in revenues and taxable income in 2006 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2006 was 9.6% as compared with 9.2% in 2005.

Net Profit

As a result of the foregoing, net profit increased by 33.3% to RMB1,242.8 million in 2006 from RMB932.0 million in 2005.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2007 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:
Online game services	481,865,952	475,149,731	468,651,024	506,968,240
Advertising services	56,195,605	65,328,019	85,478,302	98,055,630
Wireless value-added services and others	16,550,555	17,494,877	16,946,709	17,026,320

Total revenues	554,612,112	557,972,627	571,076,035	622,050,190
Business tax	(21,316,231)	(21,926,013)	(23,420,856)	(25,761,100)

Net revenues	533,295,881	536,046,614	547,655,179	596,289,090

Cost of revenues:
Online game services	(48,506,860)	(45,151,473)	(48,094,598)	(45,658,298)
Advertising services	(33,039,634)	(31,585,837)	(35,946,007)	(43,104,579)
Wireless value-added services and others	(21,658,024)	(21,529,809)	(21,670,109)	(19,507,818)

Total cost of revenues	(103,204,518)	(98,267,119)	(105,710,714)	(108,270,695)

Gross profit	430,091,363	437,779,495	441,944,465	488,018,395

Operating expenses:
Selling and marketing expenses	(43,089,175)	(49,272,271)	(83,189,695)	(59,767,163)
General and administrative expenses	(35,181,129)	(48,380,093)	(48,276,202)	(44,341,316)
Research and development expenses	(39,384,969)	(45,110,176)	(47,515,112)	(48,724,456)

Total operating expenses	(117,655,273)	(142,762,540)	(178,981,009)	(152,832,935)

Operating profit	312,436,090	295,016,955	262,963,456	335,185,460
Other income (expenses):
Investment income	126,279	117,317	116,843	114,007
Interest income	23,262,363	28,409,895	29,194,435	31,733,301
Exchange losses	(531,592)	(8,866,713)	(11,262,630)	(30,230,159)
Other, net	(200,630)	(67,475)	(902,185)	86,050

Profit before tax	335,092,510	314,609,979	280,109,919	336,888,659
Income tax (expenses) benefit	(33,597,844)	(2,013,483)	(19,946,757)	52,868,775

Profit after tax	301,494,666	312,596,496	260,163,162	389,757,434
Minority interests	—	—	—	74,364

Net profit	301,494,666	312,596,496	260,163,162	389,831,798
Unrealized gains on investments	—	—	—	1,332,300

Comprehensive Income	301,494,666	312,596,496	260,163,162	391,164,098

B.	LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB1,379.9 million (US$189.2 million), RMB1,596.1 million and RMB1,104.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. For the year ended December 31, 2007, cash provided by operating activities consisted primarily of our operating profit of RMB1,264.1 million (US$173.3 million), adjusted for, principally:

•	a decrease in accounts payable and other liabilities totaling RMB25.9 million (US$3.6 million),

•	depreciation and amortization charges of RMB99.1 million (US$13.6 million),

•	unrealized exchange losses of RMB50.9 million (US$7.0 million),

•	an increase in accounts receivable of RMB29.8 million (US$4.1 million),

•	a decrease in allowance for doubtful accounts of RMB5.3 million (US$0.7 million),

•	an increase in prepayments and other current assets of RMB16.5 million (US$2.3 million), and

•	an increase in deferred tax assets of RMB53.7 million (US$7.4 million).

For the year ended December 31, 2006, cash provided by operating activities consisted primarily of our operating profit of RMB1,242.8 million adjusted for, principally:

•	an increase in accounts payable and other liabilities totaling RMB242.8 million,

•	depreciation and amortization charges of RMB82.7 million,

•	an increase in accounts receivable of RMB69.6 million,

•	an increase in allowance for doubtful accounts of RMB7.5 million,

•	an increase in prepayments and other current assets of RMB13.9 million, and

•	an increase in deferred tax assets of RMB11.2 million.

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

Investing Activities

Cash provided by investing activities was RMB952.3 million (US$130.5 million) for the year ended December 31, 2007, cash used in investing activities was RMB1,218.2 million for the year ended December 31,

2006, and cash used in investing activities was RMB1,618.7 million for the year ended December 31, 2005. For the year ended December 31, 2007, cash provided by investing activities mainly consisted of matured time deposits of RMB1,530.8 million (US$209.9 million), partially offset by an increase in time deposits of RMB476.3 million (US$65.3 million), the purchase of fixed assets of RMB71.5 million (US$9.8 million), and the prepayment for land use right of RMB27.0 million (US$3.7 million).

For the year ended December 31, 2006, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB2,164.9 million and the purchase of fixed assets of RMB142.5 million, partially offset by matured time deposits of RMB1,125.1 million.

For the year ended December 31, 2005, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB1,692.5 million and the purchase of fixed assets of RMB92.6 million, partially offset by a decrease in held-to-maturity investments of RMB165.5 million.

Financing Activities

Cash used in financing activities was RMB960.4 million (US$131.7 million) and RMB829.1 million for the years ended December 31, 2007 and 2006, respectively. Cash provided by financing activities was RMB105.5 million for the year ended December 31, 2005.

For the year ended December 31, 2007, cash used in financing activities mainly consisted of company share repurchases of RMB1,003.7 million (US$137.6 million), partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB43.2 million (US$5.9 million).

For the year ended December 31, 2006, cash used in financing activities mainly consisted of company share repurchases of RMB873.4 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB44.1 million.

For the year ended December 31, 2005, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB105.7 million.

We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months, including for the planned redemption of our zero coupon convertible subordinated notes as described below. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Indebtedness

As of December 31, 2007, we had US$88.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 15, 2023 outstanding. We announced on June 13, 2008 that we will redeem all of our outstanding zero coupon convertible subordinated notes on July 15, 2008.

On May 17, 2007, we entered into a revolving loan facility with the Hong Kong office of a commercial bank, which was available, upon our request, for the refinancing of our convertible notes upon redemption requests by noteholders. The facility was a committed facility in the amount of US$100 million expiring on

July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. A commitment fee of 0.05% per annum on the undrawn balance of the facility amount was payable annually in arrears from the start of the availability period to the maturity date. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts we maintained with the bank in an amount of US$100 million. In light of the committed facility, as of December 2006, we classified the callable obligations of the convertible notes as long-term payable in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced.” This classification is consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor.” In December 2007, we cancelled such facility with the bank prior to its expiration. We have classified the callable obligations of the convertible notes as short term payable as of December 31, 2007.

C. RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2005, 2006 and 2007, we spent RMB90.2 million, RMB153.2 million and 180.7 million (US$24.8 million), respectively, on research and development activities.

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

•

Substantially all of our online game revenues have been generated by games that use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Giant, Perfect World, Shanda and Kingsoft use primarily or entirely an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model and launched our first item-based online game, Tianxia II, in June 2008, but we cannot be certain that Tianxia II and our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing pay-to-play games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If there is an overall shift in the online game market in China to an item-based or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

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

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of the research and development center in Hangzhou. In addition, we announced on June 13, 2008 that we will redeem all of our outstanding zero coupon convertible subordinated notes on July 15, 2008. The following sets forth our contractual obligations for long-term payables, operating leases, server custody fees, zero coupon convertible subordinates notes and capital expenditures as of December 31, 2007 (in U.S. dollars):

	Rental commitments	Server custody fee commitments	Zero coupon convertible subordinated notes	Long-term payables	Capital commitments	Total
2008	1,688,594	6,844,238	87,980,000	—	3,195,646	99,708,478
2009	572,820	873,053	—	—	292,134	1,738,007
2010	56,591	—	—	—	—	56,591
2011	—	—	—	—	—	—
2012	—	—	—	1,398,295	—	1,398,295

	2,318,005	7,717,291	87,980,000	1,398,295	3,487,780	102,901,371

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

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollars at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB50.9 million (US$7.0 million) exchange loss in 2007. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 or SAB 110, codified as SAB Topic 14, “Share-based payment.” SAB 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004 and SAB No. 107 beyond December 31, 2007). The adoption of SAB 110 did not require any adjustments to our consolidated financial statements for the year ended December 31, 2007.

In September 2006, the Financial Accounting Standards Board, or FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. We adopted SFAS 157 at the beginning of our fiscal year 2008, and we do not expect the adoption of SFAS 157 will have a material impact to our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115", or SFAS 159. This standard permits an entity to choose to measure financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective, however, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. Under SFAS 159, all entities are allowed to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to the entire arrangement and not to a portion of an instrument. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We adopted SFAS 159 at the beginning of 2008 and did not make any elections for fair value accounting. Therefore, we did not record a cumulative-effect adjustment to our opening retained earnings balance.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations,” or SFAS 141R. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Accordingly, any business combinations we engage in will be recorded and disclosed following existing US GAAP until January 1, 2009. Adoption of SFAS 141R will not impact our accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, we are currently assessing the potential impact that the adoption of SFAS 141R will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS 160. This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of SFAS 160 on our consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, or FSP, which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of FSP on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names of our directors and executive officers, their ages as of June 1, 2008 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	36	Director and Chief Executive Officer
Onward Choi	37	Acting Chief Financial Officer
Michael Tong	37	Director and Co-Chief Operating Officer
Zhonghui Zhan	36	Co-Chief Operating Officer
Alice Cheng (1)	47	Director
Lun Feng	48	Director
Denny Lee	40	Director
Michael Leung (1)	54	Director
Joseph Tong (1)	45	Director

(1)	Member of the audit, compensation and nominating committees.

Biographical Information

William Lei Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Onward Choi has served as our Acting Chief Financial Officer when Denny Lee stepped down from such position on June 30, 2007. Mr. Choi was our Financial Controller and Corporate Finance Director for the periods from January 2005 to June 2007 and November 2003 to December 2004, respectively. Prior to that, Mr. Choi worked at Ernst & Young Beijing, including as a senior manager of the assurance and advisory business services department. Mr. Choi also worked at KPMG (assurance) and the Hong Kong Trade Development Council (finance and accounting). Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a registered practising Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Zhonghui Zhan joined our company in October 1999 and has since served in various positions. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary content delivery system. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

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

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee serves as a director of New Oriental Education & Technology Group Inc., which is listed on the New York Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Anhui Expressway Company Limited, Junefield Department Store Group Limited and Golden Harvest Entertainment (Holdings) Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the Responsible Officer of North Asia Strategic Advisors, which provides corporate finance advices. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

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

Director Compensation

In 2007, we paid each of Alice Cheng (a member of our board and our audit, compensation and nominating committees who joined us after Donghua Ding stepped down from such position in May 2007), Donghua Ding (a former member of our board and our audit, compensation and nominating committees who resigned in May 2007), Michael Leung and Joseph Tong the amount of US$4,500 per month for their services as independent non-executive directors for a total of US$160,630.

In addition, in 2007 we paid each of Denny Lee (commencing from July 2007) and Lun Feng US$1,000 per month for their services as non-executive directors for a total of US$18,000. We also paid Alice Cheng, Donghua Ding and Feng Lun US$7,682, US$5,261 and US$2,377 for Chinese individual income taxes on their behalf, respectively. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2007.

In 2007, we also granted stock options under our 2000 Stock Incentive Plan to certain executive officers, as set forth in the table entitled “Options Grants in Last Fiscal Year” below.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2005, 2006 and 2007 to our executive officers:

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)		Securities Underlying Options (#)	All Other Compensation (US$)
William Lei Ding	2007	49,352		—		—	—
Chief Executive Officer and a Director	2006	46,130		—		—	—
	2005	5,632		—		—	—

Denny Lee	2007	125,238	(1)	—		—	—
a Director and former Chief Financial Officer	2006	249,215	(1)	200,000	(2)	—	—
	2005	248,342	(1)	240,000	(2)	5,000,000	—

Onward Choi	2007	207,583	(3)	200,000	(2)	1,250,000	205,362	(5)
Acting Chief Financial Officer

Michael Tong	2007	223,672	(4)	200,000	(2)	1,875,000	186,572	(5)
Co-Chief Operating Officer and a Director	2006	225,673	(4)	200,000	(2)	—	54,623	(5)
	2005	216,073	(4)	240,000	(2)	5,000,000	—

Zhonghui Zhan	2007	80,608		490,274	(6)	2,000,000	—
Co-Chief Operating Officer	2006	58,431		350,974	(7)	—	—
	2005	49,069		271,880	(8)	1,020,000	—

(1)	Includes housing allowances of US$30,542, US$31,415 and US$16,338 paid by our company on behalf of Mr. Lee in respect of 2005,2006 and 2007, respectively, and a cash living allowance of US$19,800, US$19,800 and US$9,900 paid to Mr. Lee in each of 2005, 2006 and 2007, respectively. Mr. Lee resigned from the position of our Chief Financial Officer in June 2007.
(2)	Represents discretionary bonuses in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(3)	Includes housing allowances of US$28,002 paid by our company on behalf of Mr. Choi and a cash living allowance of US$10,450 paid to Mr. Choi in 2007.
(4)	Includes housing allowances of US$24,073, US$33,673 and US$31,672 paid by our company on behalf of Mr. Tong in each of 2005, 2006 and 2007, respectively.
(5)	Represents PRC individual income taxes paid by our company on behalf of Mr. Tong and Mr. Choi.
(6)	Includes monthly bonuses in the year paid and fixed and discretionary year-end bonuses earned for the year of US$409,916, US$6,767 and US$73,591, respectively.
(7)	Includes monthly bonuses in the year paid and fixed and discretionary year-end bonuses earned for the year of US$326,884, US$4,869 and US$19,221, respectively.
(8)	Includes monthly bonuses in the year paid and fixed and discretionary year-end bonuses earned for the year of US$235,319, US$4,089 and US$32,472, respectively.

Employment Agreements

We have entered into employment and related agreements with William Lei Ding, Denny Lee, Onward Choi, Michael Tong and Zhonghui Zhan, as described below.

William Lei Ding. In August 1999, we entered into an employment agreement with Mr. Ding which provided for an initial annual salary of US$85,000, plus a discretionary bonus, if any. This employment agreement was amended on May 1, 2003 to lower such salary to RMB1,000 per month and again on November 25, 2005 to increase his salary to RMB30,000 per month. Under this employment agreement, Mr. Ding is obligated to keep all proprietary information regarding our company confidential, except in limited circumstances. He is further precluded during his employment with us from carrying on or being employed by any business in China which is in competition with us or, directly or indirectly, solicit away from our company any of our existing or prospective clients or customers.

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2005, 2006 and 2007 were US$240,000,US$200,000 and nil, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary. Mr. Lee resigned from the position of our Chief Financial Officer in June 2007.

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

Onward Choi. In July 2007, we entered into a new employment agreement with Onward Choi in connection with his promotion to the position of Acting Chief Financial Officer. This agreement provides for an annual salary of RMB1,524,600, plus a discretionary bonus to be determined by our company. Mr. Choi’s discretionary bonus in 2007 was US$200,000. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Choi is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between July 2007 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in his employment agreement).

Mr. Choi is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason. Mr. Choi has also entered into a key employee invention assignment and confidentiality agreement in which he agrees to assign all rights in company-related inventions to us, and to keep our proprietary information confidential.

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonuses in 2005, 2006 and 2007 were US$240,000,US$200,000 and US$200,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

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

Zhonghui Zhan. In May 2006, we entered into a new employment agreement with Zhonghui Zhan in connection with his promotion to the position of Co-Chief Operating Officer. The employment agreement provides for an annual salary of RMB456,000, plus a discretionary bonus to be determined by our company. With effective from February 1, 2007, his annual salary was increased from RMB456,000 to RMB600,000. Mr. Zhan is also entitled to receive tax advisory services reimbursement up to RMB30,000 per year and a bonus equal to one-month’s pay. If Mr. Zhan is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between May 2006 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in his employment agreement).

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

Options Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Chief Executive Officer, former Chief Financial Officer, Acting Chief Financial Officer and co-Chief Operating Officers during 2007:

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Options Granted to Employees in Fiscal Year (1)	Exercise Price Per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
						5%		10%
William Lei Ding	—	—		—	—		—		—
Denny Lee (4)	—	—		—	—		—		—
Onward Choi	1,250,000	1.98%	US$	0.728	2012-3-14	US$	251,416	US$	555,564
Michael Tong	1,875,000	2.97%	US$	0.728	2012-3-14	US$	377,124	US$	833,346
Zhonghui Zhan	2,000,000	3.16%	US$	0.728	2012-3-14	US$	402,266	US$	888,903

(1)	Based on a total of 63,215,000 options granted to our employees in 2007, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
(3)

The potential realizable value is net of exercise price and is calculated assuming that the stock price on the date of the grant appreciates at the indicated annual rate, compounded annually for the entire term of the options, and that the option is exercised and sold on its last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.

(4)	Mr. Lee resigned from the position of our Chief Financial Officer in June 2007.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Chief Executive Officer, former Chief Financial Officer, Acting Chief Financial Officer and Co-Chief Operating Officers during 2007. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2007, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2007.

Name	Shares Acquired on Exercise	Value Realized (US$) (1)	Number of Securities Underlying Unexercised Options at December 31, 2007 (#)		Value of Unexercised In-the-Money Options at December 31, 2007 (US$) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William Lei Ding	—	—	—	—	—	—
Denny Lee (3)	7,000,000	2,968,250	—	6,250,000	—	2,398,875
Onward Choi	925,000	312,723	—	2,300,000	—	388,565
Michael Tong	8,750,000	3,021,375	—	8,125,000	—	2,469,375
Zhonghui Zhan	2,500,000	1,382,000	3,510,000	4,010,000	1,513,671	901,421

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the closing market price of the shares on the exercise date.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$18.96 per ADS on the Nasdaq Global Select Market on December 31, 2007, less the exercise price of the applicable option.
(3)	Mr. Lee resigned from the position of our Chief Financial Officer in June 2007.

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

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management”.

During the year 2007, our board met in person or passed resolutions by unanimous written consent 18 times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on September 7, 2007.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Michael Leung and Joseph Tong are currently the members of our audit, compensation and nominating committees.

In 2007, the audit committee met in person or passed resolutions by unanimous written consent four times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2007, the compensation committee held one meeting. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2007, the nominating committee held one meeting. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

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

D.	Employees

As of December 31, 2005, 2006 and 2007, we had 1,601, 2,304 and 2,368 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2007:

Accounting department	34
Administration	28
Advertising sales department	120
Content	386
Customer service	126
Human resources	17
Internal audit department	5
Investor relations	1
Legal	10
Marketing	18
Network administration department	33
Online game department	1,208
Product quality control and promotion	2
Product development	150
Search engine development department	89
Technology	60
Wireless department	59
Other	22

Total	2,368

In addition, as of December 31, 2007, we had 90 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.	Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2008 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our Chief Executive Officer, former Chief Financial Officer, Acting Chief Financial Officer and Co-Chief Operating Officers (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of March 31, 2008, 3,038,546,815 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1) c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,406,000,000	46.3%

LMM, LLC (2) 100 Light Street, Baltimore, Maryland 21202	168,795,000	5.6%

Executive Officers and Directors (3)
Onward Choi (4)	687,500	*
Michael Tong (5)	1,718,750	*
Zhonghui Zhan (6)	6,865,000	*
Alice Cheng	—	—
Michael Leung	—	—
Lun Feng	—	—
Denny Lee (7)	1,250,000	*
Joseph Tong	—	—
All current directors and executive officers as a group (9 persons) (8)	1,416,521,250	46.6%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director.
(2)	Represents 168,795,000 ordinary shares held by Legg Mason, Inc., which is affiliated with LMM, LLC. This share information is as of March 31, 2008 and is based upon a report on Form 13F filed by LMM, LLC with the SEC. We have no further information regarding the beneficial ownership of LMM, LLC.
(3)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

(4)	Includes 375,000 and 312,500 shares subject to stock options exercisable within 60 days of March 31, 2008, which have an exercise price of US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of May 13, 2010 and March 14, 2012, respectively.
(5)	Includes 1,250,000 shares and 468,750 shares subject to stock options exercisable within 60 days of March 31, 2008, which have an exercise price of US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of May 13, 2010 and March 14, 2012, respectively.
(6)	Includes 3,000,000, 765,000 and 500,000 shares subject to stock options exercisable within 60 days of March 31, 2008, which have an exercise price of US$0.3001, US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of August 16, 2009, May 13, 2010 and March 14, 2012, respectively.
(7)	Includes 1,250,000 shares subject to stock options exercisable within 60 days of March 31, 2008, which have an exercise price of US$0.4863 per ordinary share, and an expiration date of May 13, 2010.
(8)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount also includes 1,416,521,250 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2008.

As of March 31, 2008, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2008, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 65,135,558 ADSs were outstanding; and our ADSs were held by 23 U.S. holders of record.

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

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou NetEase, which is 90% owned by our founder, Chief Executive Officer, director and major shareholder, William Lei Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

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

•	software development and maintenance related to online advertising;

•	provide technical service for internet portal, including but not limited to the server maintenance and the development and update of server application software;

•	provide technical service for e-commerce, including but not limited to the development and maintenance of NetEase’s e-commerce platform; and

•	provide technical support for e-publishing.

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

•

computer software development (including but not limited to the publishing, delivery and management of online advertisement) and technical support and maintenance for the operation of the computer software.

Guangyitong has agreed to pay a monthly service fee to Guangzhou Interactive in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the two parties objects.

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

•

Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•

Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented in May and July 2004 to extend to the agreements with Ling Yi and the agreements with Guangzhou Interactive.

In October 2003, we also established a new VIE, Ling Yi, and entered into a series of agreements with it to provide us with control over such company. Ling Yi was dissolved in August 2007.

Lease of Property in Guangzhou

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer. Title for the property has not yet been granted by the local government authorities, and William Lei Ding, our Chief Executive Officer, director and major shareholder, has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title. In addition, Mr. Ding has paid a deposit to the property developer and agreed to purchase the property once the title is issued. We and Mr. Ding are currently negotiating with the property developer to return Mr. Ding’s deposit and grant us the right to purchase the property once the title is issued. From the date we commenced occupying this property in July 2006 until the present time, the developer has not demanded, and we have not paid, any rent for this property. We can provide no assurance if or when we will obtain title to such property or if we will be subject to future demands for past or current rental payments. In addition, we have incurred expenses for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB60.6 million (US$8.3 million) as of December 31, 2007. We may lose the value of these investments if we are unable to obtain title to the building. Moreover, although we are not currently being required to pay rent for this property, we have recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB9.4 million (US$1.3 million) in 2007. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses—General and Administrative Expenses.”

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

Not applicable except for Item 9.A.4. and Item 9.C.

Our ADSs have been listed on the NASDAQ Global Select Market (formerly the NASDAQ National Market) since June 30, 2000. Information relating to our ADSs has been restated to give effect to the ADS ratio change from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares effective March 27, 2006. The ADS ratio change had the effect of a four-for-one share split. Our ADSs trade under the symbol “NTES.”

The following table provides the high and low prices for our ADSs on the NASDAQ Global Select Market for (1) each of the most recent five financial years, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2003	$18.00	$2.53
2004	$14.62	$7.04
2005	$24.00	$9.39
2006	$25.25	$14.07
2007	$24.00	$13.45

Quarterly highs and lows
First Quarter 2006	$24.44	$14.07
Second Quarter 2006	$25.25	$19.41
Third Quarter 2006	$23.10	$15.32
Fourth Quarter 2006	$18.95	$15.05
First Quarter 2007	$21.86	$17.51
Second Quarter 2007	$19.54	$16.52
Third Quarter 2007	$19.35	$13.45
Fourth Quarter 2007	$24.00	$16.49
First Quarter 2008	$21.84	$16.23

Monthly highs and lows
December 2007	$21.18	$18.66
January 2008	$19.63	$16.98
February 2008	$21.72	$16.73
March 2008	$21.84	$16.23
April 2008	$22.79	$18.97
May 2008	$25.70	$22.02

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2004 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

(b)	sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our restated memorandum of association, subject nevertheless to the provisions of Section 12 of the Companies Law; and

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report.

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. See “—Cayman Islands Taxation” above. The United States does not have an income tax treaty with the Cayman Islands.

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

TAXATION OF U.S. HOLDERS

The discussion in “—Distributions on Ordinary Shares or ADSs” and “—Dispositions of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income or QDI, are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ADSs will be “readily tradable” as a result of being listed on the Nasdaq Global Select Market. However, if you exchange your ADSs for underlying ordinary shares, dividends received by you will not be treated as QDI because the ordinary shares are not readily tradable on an established securities market in the United States.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we will be a PFIC for our current taxable year. However, please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

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

In certain circumstances, a U.S. Holder that (i) has held ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds ordinary shares or ADSs in arrangements in which the U.S. Holder's expected economic profit, after foreign taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ordinary shares or ADSs.

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

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “—Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.

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

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income or the income test, or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). ”Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of ordinary shares or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the Code, or QEF Election, or a mark-to-market election under Section 1296 of the Code, or Mark-to-Market Election. A U.S. Holder owning ordinary shares or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Distributions on ordinary shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Dispositions of ordinary shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

Maples and Calder, our counsel as to Cayman Islands law, and King and Wood, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

King and Wood has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

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

Please refer to Item 5.F. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-11724), or the Registration Statement, for our initial public offering of 4,500,000 ADSs, each representing 100 of our ordinary shares (without taking into account our ADR ratio change effected on March 27, 2006), for an aggregate offering price of US$69.75 million. Our Registration Statement was declared effective by the SEC on June 29, 2000.

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

Evaluation of Disclosure Controls and Procedures

William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the fiscal year covered by this annual report. They have concluded that such disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2006 and 2007.

	For the year ended December 31,
	2006 (1)	2007 (1)
	(in thousands of U.S. dollars)
Audit fees (2)	$1,520	$1,250
Audit-related fees (3)	420	—
Tax fees (4)	110	23
Others (5)	—	58
Total	$2,050	$1,331

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$240,000 in 2006 and US$142,000 in 2007.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS	ADSs Purchased as Part of Publicly Announced Plans or Programs	Dollar Value of ADSs that May Yet Be Purchased Under the Programs
		US$
January 1 through January 31, 2007	—	—	—	—
February 1 through February 28, 2007	—	—	—	—
March 1 through March 31, 2007 (2)	1,143,318	18.2049	1,143,318	79,186,029
April 1 through April 30, 2007	1,664,526	17.9849	2,807,844	49,249,731
May 1 through May 31, 2007	1,845,926	17.8717	4,653,770	16,259,892
June 1 through June 30, 2007	660,774	18.1717	5,314,544	4,252,483
July 1 through July 31, 2007	323,440	17.3363	5,637,984	114,392,732
August 1 through August 31, 2007	885,795	15.5756	6,523,779	100,595,982
September 1 through September 30, 2007	658,734	17.2907	7,182,513	89,205,992
October 1 through October 31, 2007	286,200	17.0667	7,468,713	84,321,506
November 1 through November 30, 2007	—	—	7,468,713	84,321,506
December 1 through December 31, 2007	—	—	7,468,713	84,321,506

Total	7,468,713	17.5969	7,468,713

(1) Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.
(2) During 2007, we announced two share repurchase programs authorized by our board of directors with details set out as follows:

Share Repurchase Program authorized in 2007	Amount Authorized	Expiration Date
	(US$)
March 13	100,000,000	June 12, 2007
July 2	120,000,000	July 1, 2008

PART III

Item 17.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 3.2 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.3	Addendum to Employment Agreement between NetEase.com, Inc. and William Lei Ding dated November 25, 2005 (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.4	Employment Agreement dated July 1, 2007 between NetEase.com Inc. and Onward Choi.

Exhibit Number	Document
4.5	Employment Agreement dated June 25, 2002 between NetEase.com, Inc. and Michael Tong (incorporated by reference to Exhibit 4.7 to the company’s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.6	Employment Agreement dated May 17, 2006 between NetEase.com, Inc. and Zhonghui Zhan (incorporated by reference to Exhibit 4.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.7	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.8	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10	Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.11	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.12	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.14	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.15	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

Exhibit Number	Document
4.16	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.17	Tenancy Agreement dated January 5, 2006 between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Torch Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.20 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.18	Supplemental Agreement dated May 10, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.19	Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.20	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.22	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.23	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.24	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.25	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

Exhibit Number	Document
4.26	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.27	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.28	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.29	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.30	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 27, 2005)

4.31	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and NetEase (Hangzhou) Network Co., Ltd. effective as of January 1, 2007 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.32	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd., Guangzhou NetEase Interactive Entertainment Limited and NetEase Information Technology (Beijing) Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.33	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and Guangzhou Boguan Telecommunication Technology Limited effective as of January 1, 2006 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.34	Cooperative Agreement between NetEase Information Technology (Beijing) Co., Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

Exhibit Number	Document
4.35	Cooperative Agreement between Guangzhou NetEase Interactive Entertainment Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

8.1	Subsidiaries of NetEase.com, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King and Wood

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ WILLIAM LEI DING
William Lei Ding Chief Executive Officer

Date: June 26, 2008

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statements Schedule I as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and Financial Statements Schedule I, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of Form 20-F. Our responsibility is to express opinions on these financial statements, on Financial Statements Schedule I and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits (which were integrated audits in 2007 and 2006) provide a reasonable basis for our opinions.

As discussed in Note 2 (l) to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

June 26, 2008

Consolidated Balance Sheets

	Note		December 31, 2006	December 31, 2007	December 31, 2007
			RMB	RMB	US$
Assets

Current assets:
Cash			1,206,476,526	2,482,820,821	340,364,218
Time deposits			2,731,396,687	1,675,813,944	229,733,494
Accounts receivable, net	4		131,724,899	166,727,514	22,856,293
Prepayments and other current assets	5		33,913,350	45,143,728	6,188,650
Deferred tax assets	10	(c)	25,674,468	65,787,113	9,018,605

Total current assets			4,129,185,930	4,436,293,120	608,161,260

Non-current assets:
Non-current rental deposit			3,353,209	3,033,171	415,810
Property, equipment and software, net	6		224,207,833	183,471,666	25,151,710
Prepayment for land use right	7		—	26,956,800	3,695,446
Deferred tax assets	10	(c)	5,502,361	19,060,225	2,612,923
Other long-term assets	8		11,458,497	16,844,399	2,309,160

Total non-current assets			244,521,900	249,366,261	34,185,049

Total assets			4,373,707,830	4,685,659,381	642,346,309

Liabilities and Shareholders’ Equity
Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	14		—	641,778,908	87,980,000
Accounts payable			105,555,248	89,143,868	12,220,529
Salary and welfare payable	9		54,924,038	68,653,742	9,411,584
Taxes payable	11		95,476,498	92,438,670	12,672,205
Deferred revenue	13		385,720,720	354,966,697	48,661,571
Deferred tax liabilities	10	(c)	3,391,754	—	—
Accrued liabilities	12		31,340,217	29,844,067	4,091,255

Total current liabilities			676,408,475	1,276,825,952	175,037,144

Long-term Payable:
Zero-coupon convertible subordinated notes due July 15, 2023	14		780,253,918	—	—
Other long-term payable			11,377,256	10,200,000	1,398,295

Total long-term payable			791,631,174	10,200,000	1,398,295

Total liabilities			1,468,039,649	1,287,025,952	176,435,439

Commitments and contingencies	18
Minority interests			—	207,798	28,487
Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,195,024,725 shares issued and 3,158,385,050 outstanding as of December 31, 2006 and 3,036,270,590 shares issued and outstanding as of December 31, 2007	15,19		2,645,941	2,525,952	346,277
Additional paid-in capital	15,19		590,597,648	—	—
Treasury stock	19		(188,802,099)	—	—
Statutory reserves			163,117,928	168,729,214	23,130,701
Accumulated other comprehensive income			—	1,332,300	182,642
Retained earnings			2,338,108,763	3,225,838,165	442,222,763

Total shareholders’ equity			2,905,668,181	3,398,425,631	465,882,383

Total liabilities and shareholders’ equity			4,373,707,830	4,685,659,381	642,346,309

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

			For the year ended December 31,
	Note		2005	2006	2007	2007
			RMB	RMB	RMB	US$
Revenues:
Online game services			1,379,475,803	1,856,062,971	1,932,634,947	264,940,497
Advertising services			241,200,444	285,772,653	305,057,556	41,819,641
Wireless value-added services and others			73,742,136	75,406,121	68,018,461	9,324,495

			1,694,418,383	2,217,241,745	2,305,710,964	316,084,633
Business taxes	10	(b)	(82,054,902)	(52,882,275)	(92,424,200)	(12,670,222)

Net revenues			1,612,363,481	2,164,359,470	2,213,286,764	303,414,411
Cost of revenues			(275,236,973)	(381,298,181)	(415,453,046)	(56,953,506)

Gross profit			1,337,126,508	1,783,061,289	1,797,833,718	246,460,905

Operating expenses:
Selling and marketing expenses			(152,192,422)	(170,142,691)	(235,318,304)	(32,259,247)
General and administrative expenses			(117,942,605)	(179,879,602)	(176,178,740)	(24,151,940)
Research and development expenses			(90,170,092)	(153,162,158)	(180,734,713)	(24,776,508)

Total operating expenses			(360,305,119)	(503,184,451)	(592,231,757)	(81,187,695)

Operating profit			976,821,389	1,279,876,838	1,205,601,961	165,273,210
Other income (expenses):
Investment income			1,301,975	340,721	474,446	65,041
Interest income			58,070,148	94,364,852	112,599,994	15,436,075
Interest expense			(344,859)	—	—	—
Exchange losses			(8,360,834)	(958,435)	(50,891,094)	(6,976,543)
Other, net			(540,628)	1,239,105	(1,084,240)	(148,636)

Profit before tax			1,026,947,191	1,374,863,081	1,266,701,067	173,649,147
Income tax	10	(a)	(94,957,022)	(132,485,543)	(2,689,309)	(368,671)

Profit after tax			931,990,169	1,242,377,538	1,264,011,758	173,280,476
Minority interests			—	400,046	74,364	10,194

Net profit			931,990,169	1,242,777,584	1,264,086,122	173,290,670
Unrealized gains on investments			—	—	1,332,300	182,642

Comprehensive Income			931,990,169	1,242,777,584	1,265,418,422	173,473,312

Earnings per share, basic	17		0.29	0.38	0.41	0.06

Earnings per ADS, basic			7.22	9.61	10.24	1.40

Earnings per share, diluted	17		0.26	0.36	0.38	0.05

Earnings per ADS, diluted			6.59	8.91	9.55	1.31

Weighted average number of ordinary shares outstanding, basic	17		3,225,684,510	3,231,832,008	3,086,451,412	3,086,451,412

Weighted average number of ADS outstanding, basic			129,027,380	129,273,280	123,458,056	123,458,056

Weighted average number of ordinary shares outstanding, diluted	17		3,565,412,019	3,498,405,110	3,307,538,379	3,307,538,379

Weighted average number of ADS outstanding, diluted			142,616,481	139,936,204	132,301,535	132,301,535

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury stock		Deferred compensation	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Share	Amount		Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520
Ordinary shares issued upon exercise of employee stock options	79,317,800	64,954	105,617,445	—	—	—	—	—	—	105,682,399
Ordinary shares issued upon conversion of convertible notes	41,536	34	161,404	—	—	—	—	—	—	161,438
Share-based compensation costs	—	—	—	—	—	13,835	—	—	—	13,835
Appropriation to statutory reserves	—	—	—	—	—	—	44,356,727	(44,356,727)	—	—
Net profit	—	—	—	—	—	—	—	931,990,169	—	931,990,169

Balance as of December 31, 2005	3,263,526,525	2,700,407	1,129,733,009	—	—	—	135,238,835	1,123,210,272	210,838	2,391,093,361

Ordinary shares issued upon exercise of employee stock options	44,488,200	35,338	44,092,079	—	—	—	—	—	—	44,127,417
Repurchase of shares	—	—	—	(149,629,675)	(873,406,019)	—	—	—	—	(873,406,019)
Cancellation of repurchased shares	(112,990,000)	(89,804)	(684,514,116)	112,990,000	684,603,920	—	—	—	—	—
Share-based compensation cost (Note 16(a))	—	—	101,286,676	—	—	—	—	—	—	101,286,676
Appropriation to statutory reserves	—	—	—	—	—	—	27,879,093	(27,879,093)	—	—
Net profit	—	—	—	—	—	—	—	1,242,777,584	—	1,242,777,584
Reversal of translation adjustment	—	—	—	—	—	—	—	—	(210,838)	(210,838)

Balance as of December 31, 2006	3,195,024,725	2,645,941	590,597,648	(36,639,675)	(188,802,099)	—	163,117,928	2,338,108,763	—	2,905,668,181

Ordinary shares issued upon exercise of employee stock options	39,681,250	32,052	43,201,379	—	—	—	—	—	—	43,233,431
Ordinary shares issued upon conversion of convertible notes	24,922,115	19,195	92,405,555	—	—	—	—	—	—	92,424,750
Repurchase of shares	—	—	—	(186,717,825)	(1,003,747,328)	—	—	—	—	(1,003,747,328)
Cancellation of repurchased shares	(223,357,500)	(171,236)	(821,632,757)	223,357,500	1,192,549,427	—	—	(370,745,434)	—	—
Share-based compensation cost (Note 16(a))	—	—	95,428,175	—	—	—	—	—	—	95,428,175
Appropriation to statutory reserves	—	—	—	—	—	—	5,611,286	(5,611,286)	—	—
Net profit	—	—	—	—	—	—	—	1,264,086,122	—	1,264,086,122
Unrealized gains on investments	—	—	—	—	—	—	—	—	1,332,300	1,332,300

Balance as of December 31, 2007	3,036,270,590	2,525,952	—	—	—	—	168,729,214	3,225,838,165	1,332,300	3,398,425,631

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	931,990,169	1,242,777,584	1,264,086,122	173,290,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	40,904,586	78,370,029	99,110,799	13,586,872
Share-based compensation cost	13,835	101,286,676	95,428,175	13,082,029
(Reversal)/provision for doubtful debts	3,561,765	7,487,619	(5,334,898)	(731,349)
Amortization of issuance cost of convertible notes	7,755,532	4,331,016	—	—
Loss on disposal of property, equipment and software	—	586,254	830,169	113,806
Write-off of property, equipment and software	—	13,663,387	—	—
Unrealized exchange losses	8,360,834	584,612	50,891,094	6,976,543
Share of loss by minority interests	—	(400,046)	(74,364)	(10,194)
Net equity share of loss from an associated company	—	—	551,042	75,541
Others	—	—	278,322	38,155
Changes in operating assets and liabilities:
Accounts receivable	(16,888,544)	(69,580,977)	(29,756,151)	(4,079,203)
Prepayments and other current assets	(13,134,958)	(13,921,921)	(16,535,099)	(2,266,755)
Deferred assets	326,670	—	—	—
Deferred tax assets—current	(19,929,499)	(5,744,969)	(40,112,645)	(5,498,951)
Deferred tax assets—non-current	—	(5,502,361)	(13,557,864)	(1,858,617)
Accounts payable	12,823,515	45,117,500	945,594	129,629
Salary and welfare payables	10,355,713	9,411,771	13,216,566	1,811,829
Taxes payable	39,819,520	23,434,362	(2,750,313)	(377,034)
Deferred revenue	96,774,108	154,049,749	(30,754,023)	(4,215,999)
Deferred tax liabilities—current	3,940,854	(549,100)	(3,391,754)	(464,968)
Accrued liabilities	(1,884,669)	10,707,608	(3,168,330)	(434,339)

Net cash provided by operating activities	1,104,789,431	1,596,108,793	1,379,902,442	189,167,665

Cash flows from investing activities
Purchase of property, equipment and software	(92,608,975)	(142,513,502)	(71,515,551)	(9,803,903)
Proceeds from sale of property, equipment and software	—	148,076	55,675	7,632
Prepayment for land use right	—	—	(26,956,800)	(3,695,446)
Decrease in held-to-maturity investments	165,532,000	—	—	—
Investment in an associated company	—	—	(2,500,000)	(342,719)
Net cash paid upon closure of a variable interest entity	—	—	(1,217,831)	(166,950)
Net change in time deposits with terms of three months	(637,492,419)	(563,980,613)	160,300,370	21,975,210
Placement/rollover of matured time deposits	(1,054,979,194)	(1,600,926,277)	(636,577,729)	(87,266,982)
Uplift of matured time deposits	—	1,125,107,444	1,530,798,027	209,853,594
Net (increase)/decrease in other assets	799,232	(36,077,586)	(87,737)	(12,028)

Net cash (used in)/provided by investing activities	(1,618,749,356)	(1,218,242,458)	952,298,424	130,548,408

Cash flows from financing activities:
Proceeds from employees exercising stock options	105,692,433	44,127,417	43,232,921	5,926,702
Repurchase of company shares	—	(873,406,019)	(1,003,747,328)	(137,601,421)
Decrease in other long-term payable	(195,067)	(177,256)	(177,256)	(24,300)
Minority interests	—	400,046	282,162	38,681

Net cash (used in)/provided by financing activities	105,497,366	(829,055,812)	(960,409,501)	(131,660,338)

Effect of exchange rate changes on cash held in foreign currencies	(29,684,897)	(28,078,078)	(95,447,070)	(13,084,620)

Net increase/(decrease) in cash	(438,147,456)	(479,267,555)	1,276,344,295	174,971,115
Cash, beginning of the year	2,123,891,537	1,685,744,081	1,206,476,526	165,393,103

Cash, end of the year	1,685,744,081	1,206,476,526	2,482,820,821	340,364,218

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	67,993,005	125,238,532	71,797,010	9,842,488
Interest paid	3,230,173	—	—	—
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	684,603,920	1,192,549,427	163,483,868
Fixed asset purchases financed by accounts payable	604,874	20,051,899	6,112,886	838,002
Conversion of convertible notes to ordinary shares	161,438	—	92,424,750	12,670,297

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market in the United States of America since July 2000. As of December 31, 2007, the Company had eight subsidiaries and three variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

Details of the controlled entities and VIEs are described below:

Name	Effective interest held	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	100%	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	100%	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	100%	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	100%	Guangzhou, China December 8, 2003

NetEase Yodao Information Technology (Beijing) Co., Ltd. (Formerly known as Beijing Hulian Kaiwu Technology Co., Ltd.) (“Yodao Information”)	73.7%	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	100%	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	100%	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	100%	Hong Kong, China November 26, 2007

VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	100%	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	100%	Beijing, China November 8, 1999

Beijing NetEase Yodao Computer System Co., Ltd. (“Yodao Computer”)	73.7%	Beijing, China September 4, 2007

In September 2007, Guangzhou NetEase and three Chinese citizens incorporated a domestic enterprise, Yodao Computer, for the purpose of applying for an internet content provider license under the applicable Chinese telecommunication laws to operate the Group’s own proprietary internet search engine, Yodao

In November 2007, the Company incorporated two new investment holding companies in Hong Kong, namely Hong Kong NetEase Interactive and NetEase Hong Kong. These new investment holding companies have become the intermediate holding companies of the Company’s various foreign investment enterprises in China.

1.	Organization and Nature of Operations (Cont’d)
(a)	The Group (Cont’d)

The Group dissolved two wholly-owned subsidiaries, NetEase (U.S.) Inc. and NetEase Information Technology (Shanghai) Co., Ltd. (NetEase Shanghai) in December 2005 and February 2006, respectively. Guangzhou Ling Yi Electronics Technology Ltd., a VIE of the Group, was dissolved in August 2007.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in Note 1(b).

(b)	Nature of operations

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; stringent rules imposed by the mobile operators; significant numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase, Guangyitong Advertising, and Ling Yi (dissolved in August 2007) are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2.	Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority investors reported as minority interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. On January 1, 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”). FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entities’ expected losses, receive a majority of the entity’s expected residual returns, or both.

2.	Principal Accounting Policies (Cont’d)

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of the Company’s controlled entities and VIEs incorporated in China, which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

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

Revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

(i)	Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games and use other fee-based services. The Group recognizes the related revenue when the registered points are consumed for online game services and the usage of other fee-based services. The Group effectively charges players according to their playtime of the online games and usage of the fee-based services.

(ii)	Advertising services

The Group derives its advertising revenues principally from short-term advertising contracts. With respect to the advertising contracts that do not include a fixed delivery pattern for the advertising services, recognition of revenues is deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group’s obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into “cost per action” (“CPA”) advertising contracts and receives fees when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

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

cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. For the years ended December 31, 2005, 2006 and 2007, the recognized revenues and expenses derived from barter transactions were approximately RMB50,000, RMB nil and RMB nil, respectively. For the years ended December 31, 2005, 2006 and 2007, the Group also engaged in certain advertising barter transactions for which the fair value was not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services and software provided by the counterparties.

(iii)	Wireless value-added services and others

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message, content or service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services and photo services, which are all operated on a monthly subscription basis. Prepaid subscription revenues are deferred and are recognized by the Group on a straight-line basis over the period in which the services are provided.

(d)	Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)	Research and development costs

The Group recognizes costs to develop its online game products in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but

2.	Principal Accounting Policies (Cont’d)
(e)	Research and development costs (Cont’d)

typically encompasses both technical design and game design documentation. For the years ended December 31, 2005, 2006 and 2007, the cost incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.

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

Cash represents cash on hand and demand deposits placed with large reputable commercial banks or financial institutions in China and Hong Kong with terms less than three months. As of December 31, 2006, there were demand deposits with terms of less than three months denominated in US dollars and Hong Kong dollars amounting to US$67.2 million and HK$3.0 million, respectively (equivalent to approximately RMB490.5 million and RMB2.8 million, respectively). As of December 31, 2007, there were demand deposits with terms of less than three months denominated in US dollars and HK dollars amounting to US$265.6 million and approximately HK$17,000, respectively (equivalent to approximately RMB1.9 billion and RMB16,000, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. There were no foreign currency time deposits held by the Company as of December 31, 2006. As of December 31, 2007, there were time deposits denominated in US dollars amounting to US$0.4 million (equivalent to approximately RMB2.6 million).

As of December 31, 2006, the Company had a lien in an amount of US$50,000 on its deposit balance with respect to its corporate credit card servicing agreement with a commercial bank in Hong Kong. The lien was cancelled as a result of the Company’s termination of the corporate credit card servicing agreement with the commercial bank in December 2007.

(g)	Financial instruments

The Group’s financial instruments, including cash and time deposits with maturity terms no longer than one year, accounts receivable and accounts payable, are carried at cost as of the balance sheet dates. The carrying values approximate their fair values due to the short maturity of these instruments.

Investment in unlisted debt securities is classified as available-for-sale, included in other long-term assets and reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits. The Company assesses its available-for-sale investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information. The valuation process is based on information that the Company receives from the privately-held company. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for valuation is subject to the timing and the accuracy of the data received from this company. A decline in fair value that is considered other-than-temporary is recorded as an impairment of investment in the consolidated statements of operations and comprehensive income.

2.	Principal Accounting Policies (Cont’d)

(h)	Investment in an associated company

Investment in an associated company is accounted for under the equity accounting method and is included in other long-term assets on the consolidated balance sheets.

(i)	Property, equipment and software

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

Costs associated with the Company’s current project for the construction of a research and development center in Hangzhou are capitalized in construction in progress to the extent they are incurred for the purposes of bringing the construction development to a usable state.

Repairs and maintenance expenditures, which are not considered improvement and do not extend the useful life of the property and equipment, are expensed as incurred.

When the Company retires or disposes its property, equipment and software, it records any gain or loss arising from the retirement or disposal under Other, net in its consolidated statements of operations and comprehensive income.

(j)	Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB35.3 million, RMB20.7 million and RMB52.1 million for the years ended December 31, 2005, 2006 and 2007, respectively.

(k)	Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income.

The financial records of one of the Company’s previously owned subsidiary were maintained in US dollars, which was its functional currency. For consolidation purposes, the assets and liabilities of such entity were translated at the exchange rates at the balance sheet dates, equity accounts were translated at historical exchange rates and revenues, expenses, gains and losses were translated using the average exchange rate for the year. Translation adjustments were reported as cumulative translation adjustments and were shown as a separate component of the accumulated other comprehensive income in the consolidated statements of shareholders’ equity. The cumulative translation adjustments of RMB210,838 were charged to the consolidated statements of operations and comprehensive income upon the dissolution of that subsidiary in 2006.

2.	Principal Accounting Policies (Cont’d)
(k)	Foreign currency translation (Cont’d)

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(l)	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Stock-Based Payment” (“SFAS 123R”), which revises SFAS 123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award.

The Company recognizes the stock-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options). In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R. The Company elected to implement SFAS 123R using the modified-prospective method, with no restatement of prior results. Under the modified prospective method, the valuation provisions of SFAS 123R applied to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. Prior to the adoption of SFAS 123R, the Company accounted for forfeitures as they occurred. See Note 16 for further information regarding stock-based compensation assumptions and expense, including pro forma disclosures for the year ended December 31, 2005.

(m)	Taxation

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

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also

2.	Principal Accounting Policies (Cont’d)
(m)	Taxation (Cont’d)

provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, as a result of the implementation of FIN 48. As of December 31, 2007, the Company did not have any significant unrecognized uncertain tax positions. For the year ended December 31, 2007, the Company did not incur any interest and penalties associated with tax positions.

The Company classifies deferred tax liabilities and assets into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference pursuant to SFAS No. 37, “Balance Sheet Classification of Deferred Income Taxes”. The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. For a particular tax-paying component of an enterprise and within a particular tax jurisdiction, (a) all current deferred tax liabilities and assets are offset and presented as a single amount and (b) all non-current deferred tax liabilities and assets are offset and presented as a single amount. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

(n)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

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

Effective from March 27, 2006, the Company changed its ADS to ordinary share ratio from the one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the year ended December 31, 2005 have been retrospectively restated.

When calculating the fully diluted earnings per ADS for the years ended December 31, 2005, 2006 and 2007, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding whether the Company’s market prices of the Company’s ADS exceeds the pre-scripted conversion price of the Convertible Notes.

(o)	Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other

2.	Principal Accounting Policies (Cont’d)
(o)	Statutory reserves (Cont’d)

two reserve funds is at the discretion of the board of directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in their PRC Statutory Accounts. Under the revised China Company Laws effective January 1, 2006, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to the discretionary surplus fund is made at the discretion of the board of directors of the respective companies.

The general reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective companies. The enterprise expansion fund can be used to expand production or to increase capital. The staff bonus and welfare fund are available to fund payments of special bonuses to staff and for collective welfare benefits. The statutory public welfare fund is restricted for the capital expenditures for the collective welfare of employees. Upon approval by the Board of Directors, the discretionary surplus can be used to offset accumulated losses or to increase capital.

The staff bonus and welfare fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances, and therefore, are not available for distribution except in liquidation.

The Company’s subsidiaries and VIEs incorporated in China did not make appropriation to enterprise expansion fund, staff bonus and welfare fund, statutory public welfare fund or discretionary surplus fund for the years ended December 31, 2005, 2006 and 2007.

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
	(in million)	(in million)	(in million)
NetEase Beijing	44.4	23.6	—
Boguan	—	2.1	—
Guangzhou NetEase	—	2.2	0.9
NetEase Hangzhou	—	—	4.7

	44.4	27.9	5.6

For the year ended December 31, 2007, NetEase Beijing, Guangzhou Interactive and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies. The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2005, 2006 and 2007 as a result of their respective accumulated loss position.

2.	Principal Accounting Policies (Cont’d)

(p)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence.

(q)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

There was no income tax expense/benefit associated with the reported component of other comprehensive income for the years ended December 31, 2005, 2006 and 2007.

(r)	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 20) for details on the Group’s business segments.

(s)	Recently issued accounting pronouncements

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”), codified as SAB Topic 14, “Share-based payment.” SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004 and SAB No. 107 beyond December 31, 2007). The adoption of SAB No. 110 did not require any adjustments to the Group’s consolidated financial statements for the year ended December 31, 2007.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Company will adopt SFAS 157 at the beginning of its fiscal year 2008, and it does not expect the adoption of SFAS No 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. Under SFAS 159, all entities are allowed to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to the entire arrangement and not to a portion of an instrument. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company will adopt SFAS 159 at the beginning of its fiscal year 2008 and will not make any elections for fair value accounting. Therefore, the Company will not be recording a cumulative-effect adjustment to its opening retained earnings balance.

2.	Principal Accounting Policies (Cont’d)
(s)	Recently issued accounting pronouncements (Cont’d)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations “ (“SFAS 141R”). This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing US GAAP until January 1, 2009. Adoption of SFAS 141R will not impact the Company’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, the Company is currently assessing the potential impact of SFAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP”), which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.

3.	Concentrations

(a)	Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(b)	Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

3.	Concentrations (Cont’d)
(b)	Credit risk (Cont’d)

The Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2006 and 2007 were as follows:

	December 31, 2006	December 31, 2007
Customer A	12.4%	—
Customer B	12.6%	—
Customer C	10.2%	10.4%

With respect to the account receivable balances of the above-mentioned significant customers, the Company set up an allowance for doubtful accounts totaling RMB5.6 million and approximately RMB40,000 as of December 31, 2006 and 2007, respectively.

(c)	Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2005, 2006 and 2007.

4.	Allowance for Doubtful Accounts

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2006 and 2007:

	Balance at January 1	Charged to (write-back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2006	21,673,437	7,487,619	(5,093,832)	24,067,224
2007	24,067,224	(5,334,898)	(6,099,416)	12,632,910

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2006	December 31, 2007
	RMB	RMB
Interest receivable	14,964,930	8,517,856
Prepayments	9,408,228	26,759,129
Employee advances	4,797,095	3,389,976
Consumables	2,036,301	1,201,133
Security and rental deposits	1,321,780	2,960,514
Other	1,385,016	2,315,120

	33,913,350	45,143,728

In connection with the Company’s expressed intent to purchase an office building in Guangzhou, China (see Note 6), the Company paid the third party developer company an amount of RMB5.2 million during the first quarter of 2007 and recorded the payment under prepayments and other current assets in its consolidated balance sheets.

5.	Prepayments and Other Current Assets (Cont’d)

The amount of employee advances listed above included staff housing loan balances of RMB0.7 million and RMB2.2 million repayable within 12 months from December 31, 2006 and 2007, respectively (see Note 8).

No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2006 and 2007.

6.	Property, Equipment and Software

The following is a summary of property, equipment and software:

	December 31, 2006	December 31, 2007
	RMB	RMB
Building	6,800,000	6,800,000
Leasehold improvements	64,679,489	66,425,573
Furniture, fixtures and office equipment	20,805,941	24,005,783
Vehicles	1,919,384	2,109,341
Computers	301,740,167	334,952,146
Software	24,487,113	25,455,213
Construction in progress	—	3,479,318

	420,432,094	463,227,374
Less: Accumulated depreciation	(196,224,261)	(279,755,708)

Net book value	224,207,833	183,471,666

Depreciation expense was RMB40.9 million, RMB78.4 million and RMB99.1 million for the years ended 2005, 2006 and 2007, respectively. The Company has entered into certain operating lease agreements for the purpose of leasing office machines with terms ranging from one to three years since 2006. Total lease payments for office machines amounted to approximately RMB0.1 million for the year ended December 31, 2007. The Company recorded an insignificant amount of rental expense for office machines for the year ended December 31, 2006.

The Company occupies a building in Guangzhou, China with a floor space of approximately 20,000 square meters. The building has been developed by a third party property developer company. Currently the developer is still awaiting the local government authorities to complete the necessary legal and administrative procedures before it could obtain the title certificate from the relevant local government land office. William Ding, the Company’s Chief Executive Officer, director and major shareholder, has agreed to indemnify the Company for any losses or expenses it may incur due to the absence of the title. As of December 31, 2007, the Company has not yet signed any agreement for the purchase of the building with the developer. From the date the Company commenced occupying the property in July 2006 till present, the developer has not demanded, and the Company has not paid, any rent for the use of this property. The Company reported imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million and RMB9.4 million under general and administrative expenses in its consolidated statements of operations and comprehensive income for the years ended December 31, 2006 and 2007, respectively, even though it had no legal obligation to pay such rent. The provision of the imputed rent was reported under accounts payable in the Company’s consolidated balance sheets.

The Company is currently constructing a new research and development center in Hangzhou, China. As of December 31, 2007, the Company capitalized professional service fees totaling RMB3.5 million in connection with the construction project and reported the costs as construction in progress.

7.	Prepayment for land use right

In connection with the construction of a new research and development center in Hangzhou, China, the Company recorded a payment of RMB27.0 million for the land use right for the land on which the building will be constructed and reported it as prepayment for land use right in the consolidated balance sheets. Amortization of the prepayment for the land use right will be made over the remaining term of the land use right period of 50 years and is expected to begin in 2008 as and when the Company obtains the land use permit from the local authorities.

8.	Other Long-term Assets

The following is a summary of other long-term assets:

	December 31, 2006	December 31, 2007
	RMB	RMB
Investment in an associated company	—	1,948,958
Available-for-sale investment	7,804,100	8,626,900
Staff housing loans	3,654,397	6,268,541

	11,458,497	16,844,399

During August 2007, Guangzhou NetEase contributed RMB2.5 million to participate in a venture with certain Chinese citizens in the formation of a domestic limited company, known as Shenzhen Shangyoo Network Technology Limited (“Shangyoo”), located in Shenzhen, China. As a result of making this investment, representing an equity share of 25% in Shangyoo, the Company reported a net equity share of loss from Shangyoo of approximately RMB0.6 million in its consolidated statements of operations and comprehensive income for the year ended December 31, 2007.

During February 2006, the Company acquired at par value of US$1 million interest-bearing convertible notes (“the notes”) issued by a privately-held enterprise. The notes maturing on February 10, 2010 bear interest at the United States federal funds rate payable annually. The notes are classified as available-for-sale investments. The fair value of the notes was approximately RMB7.8 million and RMB8.6 million as of December 31, 2006 and 2007, respectively. As a result, the Company recorded unrealized gains of RMB nil and RMB1.3 million associated with the investment as part of its comprehensive income for the years ended December 31, 2006 and 2007, respectively.

The staff housing loans primarily represent loans that were granted to the Company’s employees (excluding executive officers) for house purchases via a third-party commercial bank in China. The Company extended housing loans to its employees totaling RMB4.7 million and RMB5.3 million for the years ended December 31, 2006 and 2007, respectively. Individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term ranges between two to five years from the date of drawdown. The interest rate was 2.25% and 3.6% per annum for the years ended December 31, 2006 and 2007, respectively.

The current portion of the staff housing loans amounted to RMB0.7 million and RMB2.2 million repayable within 12 months from December 31, 2006 and 2007, respectively, are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

9.	Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and

9.	Employee Benefits (Cont’d)

VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations, hence, the Company has no further commitments beyond its monthly contribution.

The following table presents the Group’s employee welfare benefits for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31
	2005	2006	2007
	RMB	RMB	RMB
	(in millions)	(in millions)	(in millions)
Contributions to medical and pension schemes	21.7	30.1	36.8
Other employee benefits	8.4	12.2	17.6

	30.1	42.3	54.4

10.	Taxation

(a)	Income taxes

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

Hong Kong

Hong Kong NetEase Interactive and NetEase Hong Kong are subject to 17.5% income tax on their taxable income generated from operation in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive and NetEase Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises” and local income tax laws prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

On March 16, 2007, the National People’s Congress of PRC enacted a new tax law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises”, whether FIEs or domestic companies. The new tax law became effective on January 1, 2008.

The new tax law provides a five-year transition period for certain entities that enjoyed a favorable income tax rate of less than 25% under the previous Income Tax Law and was established before March 16, 2007, to gradually increase their rates to 25% over five years. In addition, the new tax law provides grandfather treatment for High and New Technology Enterprises that received special tax holidays under the old Income Tax Law to continue to enjoy their tax holidays until expiration.

10.	Taxation (Cont’d)
(a)	Income taxes (Cont’d)

As of December 31, 2007, the new tax law, however, does not define “High and New Technology Enterprises Strongly Supported by the State”, nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, it is not certain, and the Company will continue to assess whether the subsidiary or the VIEs will be classified as “High and New Technology Enterprises Strongly Supported by the State” or an enterprise that conducts business in encouraged sectors, and be entitled to the preferential EIT rate of 15% after the five years transition period expires. The Company will continue to assess the tax implication of the new tax law. As of December 31, 2007, the Company is required under applicable accounting standards to report its deferred tax assets at the new statutory income tax rate of 25% except for certain entities which are still under tax holiday.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “High and New Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for the years ended December 31, 2000 to 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as an “Advanced Technology Enterprise” and entitled to a reduced EIT rate of 10% for 2006 to 2007 and a full exemption from the local income tax for 2006 and 2007.

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Since June and December 2004, Guangzhou Interactive has been recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3% from 2005 to 2007.

Boguan was recognized as a “Software Enterprise” on September 2005. It was exempted from EIT on its profits for 2006 and 2007, and subject to a 50% reduction in EIT from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006 and it was exempted from the 3% local income tax for 2007.

NetEase Hangzhou was recognized as a “Newly Established High and New Technology Enterprise” in September 2007. It has been exempted from EIT on its profits from 2007 and 2008, and a 50% reduction in EIT from 2009 to 2011. NetEase Hangzhou was subject to a 3% local income tax rate for 2007.

For the year ended December 31, 2006, Yodao Information was subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority. Yodao Information was recognized as a “Newly Established New and High Technology Enterprise” in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Yodao Information is entitled to a full exemption from EIT from 2007 and 2008 and a 50% reduction in EIT from 2009 to 2011.

Guangyitong Advertising, Ling Yi (dissolved in August 2007) and Yodao Computer (formed in September 2007) are subject to EIT at an overall income tax rate of 33%. Guangzhou NetEase was recognized as a “High and New Technology Enterprise” in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15% from 2004 to 2007.

10.	Taxation (Cont’d)
(a)	Income taxes (Cont’d)

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and reductions enjoyed by the Group for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
NetEase Beijing	123,722,278	147,620,463	108,490,470
Guangzhou Interactive	155,006,890	184,338,309	182,582,163
Boguan	—	61,667,029	53,846,047
NetEase Hangzhou	—	—	14,801,867
Guangzhou NetEase	—	—	332,179

Aggregate amount	278,729,168	393,625,801	360,052,726

Earnings per share effect, basic	0.09	0.12	0.12

Earnings per share effect, diluted	0.08	0.11	0.11

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
Current tax expense	106,699,043	144,281,973	114,144,437
Deferred tax benefit, net of deferred tax expense	(11,742,021)	(11,796,430)	(405,416)
Reinvestment incentive tax refund	—	—	(54,360,610)
Adjustments of a deferred tax asset for enacted changes in tax laws (see Note 10 (c))	—	—	(41,564,699)
Adjustments of a deferred tax asset for changes in the tax status of the enterprises	—	—	(15,124,403)

Income tax expenses	94,957,022	132,485,543	2,689,309

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
	%	%	%
Statutory income tax rate	33.0	33.0	33.0
Permanent differences	2.4	0.7	0.7
Effect due to tax-exempt entities	2.5	3.1	3.4
Effect of lower tax rate applicable to new and high technology and advanced technology enterprises	(28.7)	(27.4)	(28.5)
Effect of tax loss utilized	—	(0.3)	—
Effect of incentive tax refund	—	—	(4.7)
Change in valuation allowance	—	0.5	(0.3)
Effect of enacted changes in tax laws	—	—	(2.2)
Effect of changes in the tax status of the enterprises	—	—	(1.2)

Effective income tax rate	9.2	9.6	0.2

10.	Taxation (Cont’d)
(a)	Income taxes (Cont’d)

*	Note: Permanent differences for the years ended December 31, 2005 primarily represented operating expenses incurred by the Group’s companies incorporated outside China. Such entities are tax-exempt both in China and their country of incorporation. Effective 2006, the tax effect of net expenses recorded by such tax-exempt entities is reported in the above reconciliation under the caption “Effect due to tax-exempt entities” for the years ended December 31, 2005, 2006 and 2007. Permanent differences shown above refer to non-deductible or non-taxable items adjusted for PRC tax reporting purposes.

As of December 31, 2007, certain subsidiaries of the Group had net operating loss carryforwards available to offset future taxable income totaling approximately RMB4.2 million and RMB22.7 million, which will expire by 2011 and 2012, respectively.

(b)	Business tax and cultural development fee

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for the Company’s revenues generally ranges from 3% to 5%. The Company is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

In December 2007, Guangzhou NetEase received an approval from the Guangzhou local tax authority allowing it to deduct the service fees paid to its cooperative partners from its gross wireless value-added services revenue in deriving the amount of business taxes payable in accordance with the relevant rules, implemented with retroactive effect from January 1, 2003. As a result, Guangzhou NetEase received a business tax refund in June 2008 of approximately RMB147 million for the excess amount paid in previous years. Guangzhou NetEase will calculate its business taxes on this basis in future periods, subject to any change of policy by the local tax authority.

10.	Taxation (Cont’d)

(c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
	RMB	RMB
Deferred tax assets—Current:
Deferred revenue, primarily for advances from customers for online game services	25,674,468	62,868,714
Net operating loss carry forward	6,949,734	—
Provision for doubtful accounts and others	—	1,891,060
Accruals	—	1,027,339

Total	32,624,202	65,787,113
Less: valuation allowance	(6,949,734)	—

Deferred tax assets	25,674,468	65,787,113

Deferred tax assets—Non-current:
Depreciation of fixed assets and others	5,502,361	19,060,225
Net operating loss carry forward	—	3,276,955

Total	5,502,361	22,337,180
Less: valuation allowance	—	(3,276,955)

Deferred tax assets	5,502,361	19,060,225

Deferred tax liabilities—Current:
Provision for doubtful accounts and others	(2,406,723)	—
Revenue recognition, primarily for advertising contracts	5,798,477	—

Deferred tax liabilities	3,391,754	—

The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented:

	Balance at January 1	Provision (write-back) for the year	Balance at December 31
	RMB	RMB	RMB
2006	—	6,949,734	6,949,734
2007	6,949,734	(3,672,779)	3,276,955

Historically, deferred tax assets were valued using the previous statutory tax rate of 33% or applicable preferential tax rate of 7.5%, 10% or 15% of the respective legal entities.

As of December 31, 2007, the Company is required under applicable accounting standards to report the deferred tax assets at the new statutory tax rate of 25%, enacted on March 16, 2007, except for certain entities which are still under tax holiday. The application of the increased statutory tax rate to 25% from the preferential tax rates applicable to the Company’s subsidiaries or VIEs resulted in a tax benefit of approximately RMB41.6 million being recorded in 2007. It is expected that the Company will report a higher tax charge in future accounting periods if and when confirmation is received from the Chinese tax authorities that such preferential tax treatments will be allowed to continue for the relevant terms, as a result of a reduction to the deferred tax assets to reflect the lower preferred tax rates.

10.	Taxation (Cont’d)
(c)	Deferred tax assets and liabilities (Cont’d)

The new tax law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the old Income Tax Law.

On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

As of December 31, 2007, the Company determined that its FIEs would not declare any dividend should the withholding tax on dividends be applied. Accordingly, as of December 31, 2007, the Company did not record any withholding tax on the retained earnings of its FIEs in China.

11.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
	RMB	RMB
Business tax	16,121,642	11,180,879
Individual income taxes for employees	5,926,295	7,201,568
Enterprise income taxes	69,234,068	68,999,729
Others	4,194,493	5,056,494

	95,476,498	92,438,670

12.	Accrued Liabilities

The following is a summary of accrued liabilities as of December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
	RMB	RMB
Marketing expenses	2,092,816	3,671,811
Content fees	1,100,957	4,374,472
Professional fees	15,394,694	5,671,043
Server custody fees and telecommunication charges	385,562	2,668,454
Accrued revenue sharing	10,348,198	12,424,891
Others	2,017,990	1,033,396

	31,340,217	29,844,067

13.	Deferred Revenue

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

14.	Zero Coupon Convertible Subordinated Notes (Cont’d)

and are subordinated to any existing or future senior indebtedness of the Company. The convertible notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of the convertible notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash for all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

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

The convertible notes are denominated in U.S. dollars. While the Group’s functional currency is RMB, its equity shares are listed in the U.S. stock market and can only be transacted in the same currency as that of its convertible notes. The EITF is considering comments on the Draft Abstract of Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) issued in April 2008, where it concluded that the convertible notes issued by the Company would be considered dual-indexed and does not meet the scope exception. Therefore, the conversion option would be considered a derivative for purposes of SFAS 133 and would have to be bifurcated from the underlying debt. The transition guidance indicates that this conclusion would be applied if the Company’s convertible debt was outstanding as of the beginning of the fiscal year in which EITF 07-5 is initially applied and any adjustment would be reflected as a cumulative catch up adjustment in opening retained earnings.

(b)	Classification

On May 17, 2007, the Company entered into a revolving loan facility with a Hong Kong commercial bank, which provides refinancing to its convertible notes upon redemption requests by noteholders. The facility was a committed facility in the amount of US$100 million expiring on July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts the Company maintains with the bank in an amount of US$100 million. In light of the committed facility, the Company classified the callable obligations of the convertible notes as long-term payable as of December 31, 2006 in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced”. This classification was consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor”.

In December 2007, the Company cancelled the above-mentioned revolving loan facility with the bank prior to its expiration. As a result of the termination of the loan facility, the related restriction on the Company’s cash balance was removed on December 31, 2007, and the outstanding convertible notes as of December 31, 2007 were classified as current liabilities as holders of the notes have the right to require the Company to repurchase all or a portion of the notes for cash on July 15, 2008.

14.	Zero Coupon Convertible Subordinated Notes (Cont’d)

(c)	Summary of conversion and redemption

The following table presents a summary of conversion and redemption activities related to the convertible notes during 2006 and 2007:

	Balance at January 1	Conversion to Ordinary Shares	Redemption for Cash	Balance at December 31	Balance at December 31
	US$	US$	US$	US$	RMB
2006	99,980,000	—	—	99,980,000	780,253,918
2007	99,980,000	(12,000,000)	—	87,980,000	641,778,908

The fair value of the Company’s zero-coupon convertible subordinated notes was approximately RMB1.2 billion and RMB1.0 billion as of December 31, 2006 and 2007, respectively.

15.	Capital Structure

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

16.	Stock-based Compensation

(a)	Stock-based compensation expense

Since the adoption of SFAS 123R effective January 1, 2006, there have been no changes to the Company’s stock option plans or modifications to outstanding stock-based awards. As the stock-based compensation cost recognized on the consolidated statements of operations and comprehensive income is based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Previously, under SFAS 123, the Company recorded forfeitures as they occurred.

The table below presents a summary of the Company’s stock-based compensation cost for the years ended December 31, 2006 and 2007:

	For the year ended December 31,
	2006	2007
	RMB	RMB
Cost of revenues	16,614,309	14,890,378
Sales and marketing	21,147,343	14,357,336
General and administrative	37,360,433	33,887,323
Research and development	26,164,591	32,293,138

Effect on net income	101,286,676	95,428,175

The above stock-based compensation cost included approximately RMB0.1 million associated with the Company’s other equity interest awards made to four key employees of Yodao Information and Yodao Computer (see Note 16 (f)).

As of December 31, 2007, total unrecognized compensation cost related to unvested awards not yet recognized related to the stock option plan, adjusted for estimated forfeitures, was US$20.3 million (RMB148.0 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2007, the weighted average remaining vesting period was 1.34 years.

16.	Stock-based Compensation (Cont’d)

(b)	Stock-based compensation cost for period prior to the adoption of SFAS 123R

Prior to the adoption of SFAS 123R, the Company used the intrinsic value-based method as prescribed in APB 25, to account for all stock-based compensation plans, and the Company had adopted the disclosure-only alternative of SFAS 123 as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure. The pro forma information for the year ended December 31, 2005 would have been as follows:

For the year ended December 31, 2005
RMB
Net profit:
As reported	931,990,169
Add: Stock-based employee compensation expense included in the determination of net income as reported, net of tax	13,835
Less: Stock-based employee compensation expense determined under the fair value-based method, net of tax	(108,217,212)

Pro forma	823,786,792

Basic net earnings per ordinary share:
As reported	0.29

Pro forma	0.26

Diluted net earnings per ordinary share:
As reported	0.26

Pro forma	0.24

(c)	Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R and SEC SAB 107. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2005	2006	2007
Risk free interest rate	3.66%	*	4.47%
Expected life (in years)	2.85	*	2.76
Expected dividend yield	0%	*	0%
Volatility	0.92	*	0.48
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.486	*	0.728
Weighted average grant-date fair value of options (US$)	0.284	*	0.257

*	Not applicable as the Company did not grant any stock options during 2006.

16.	Stock-based Compensation (Cont’d)

(d)	Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2005, 2006 and 2007:

	Employees	Senior Management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares issuable upon exercise of stock options
Outstanding at January 1, 2005	173,180,500	102,500,000	1,837,500	277,518,000	0.226
Granted during the year	50,430,000	22,060,000	—	72,490,000	0.486
Exercised during the year	(46,275,300)	(32,650,000)	(392,500)	(79,317,800)	0.164
Cancelled during the year	(29,170,500)	(32,500,000)	(700,000)	(62,370,500)	0.264

Outstanding at December 31, 2005	148,164,700	59,410,000	745,000	208,319,700	0.329

Outstanding at January 1, 2006	148,164,700	59,410,000	745,000	208,319,700	0.329
Granted during the year	—	—	—	—	—
Exercised during the year	(37,924,600)	(21,235,000)	(332,500)	(59,492,100)	0.280
Cancelled during the year	(10,272,000)	(3,775,000)	—	(14,047,000)	0.314

Outstanding at December 31, 2006	99,968,100	34,400,000	412,500	134,780,600	0.353

Outstanding at January 1, 2007	99,968,100	34,400,000	412,500	134,780,600	0.353
Granted during the year	57,340,000	5,875,000	—	63,215,000	0.728
Exercised during the year	(36,535,350)	(13,975,000)	(4,025,000)	(54,535,350)	0.299
Cancelled during the year	(15,012,500)	(1,755,000)	—	(16,767,500)	0.447
Reclassification due to position change	(6,100,000)	(3,900,000)	10,000,000	—	—

Outstanding at December 31, 2007	99,660,250	20,645,000	6,387,500	126,692,750	0.551

For the year ended December 31, 2007, the numbers of stock options expired and forfeited totaled 80,000 and 16,687,500, respectively.

The total intrinsic value of options exercised for the years ended 2005, 2006 and 2007 was US$36.2 million, US$28.8 million and US$22.2 million, respectively. The total fair value of share options vested was US$11.9 million, US$13.2 million and US$11.5 million for the years ended 2005, 2006 and 2007, respectively.

16.	Stock-based Compensation (Cont’d)
(d)	Stock options award activity (Cont’d)

The following table presents the weighted average remaining contractual life and exercise price for the options outstanding and exercisable as of December 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
		Years	US$		Years	US$
US$0.110-US$0.110	848,500	0.17	0.110	848,500	0.17	0.110
US$0.300-US$0.320	33,521,750	1.62	0.301	9,776,250	1.63	0.301
US$0.486-US$0.679	31,772,500	2.35	0.489	7,052,500	2.29	0.497
US$0.728	60,550,000	4.21	0.728	—	—	—

	126,692,750	3.03	0.551	17,677,250	1.82	0.370

The aggregate intrinsic value of options outstanding, adjusted for forfeiture and fully vested share options as of December 31, 2007 was US$24.9 million and US$6.9 million, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price of US$18.96 per ADS, or US$0.7584 per share as of December 31, 2007 and the exercise price of the underlying options as of that date.

As of December 31, 2007, 29,393,124 ordinary shares were available for future grant under the Company’s stock option plans. It is the Company’s policy to issue new shares upon share option exercise.

(e)	Description of stock option plan

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

(f)	Other equity interest awards

For the year ended 2007, the Company granted equity interest awards in Yodao Computer and Yodao Information to the four key employees over a four to five year period, beginning from December 1, 2007 and December 13, 2007, respectively, and ending on the respective anniversary dates of initial employment dates of the four key employees concerned. The percentage of equity interest awards ranged from 0.5% to 1.0%, and amounted to a total of 3.5% each in Yodao Computer and Yodao Information, respectively. The exercise price for each vesting period is to be determined based on the equity interest percentage awarded multiplied by the registered share capital of Yodao Computer and Yodao Information at the time of exercise. In accordance with the terms and conditions of the granting of such equity interest awards, awards granted will be forfeited upon grantee’s termination of employment, either voluntarily or involuntarily. If the employees do not exercise any of the vested equity interest awards, such awards will expire twelve months after the last vesting date.

17.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
Numerator (RMB):
Net profit attributable to ordinary shareholders	931,990,169	1,242,777,584	1,264,086,122
Effect of dilutive securities:
Amortization of offering cost of the zero coupon convertible notes	7,755,531	4,331,016	—
Interest for zero coupon convertible notes	344,859	—	—

Net profit adjusted for dilutive securities	940,090,559	1,247,108,600	1,264,086,122

Denominator (No. of shares):
Weighted average number of ordinary shares outstanding, basic	3,225,684,510	3,231,832,008	3,086,451,412
Dilutive effect of employee stock options and convertible notes	339,727,509	266,573,102	221,086,967

Weighted average number of ordinary shares outstanding, diluted	3,565,412,019	3,498,405,110	3,307,538,379

Net earnings per share, basic (RMB)	0.29	0.38	0.41

Net earnings per share, diluted (RMB)	0.26	0.36	0.38

18.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2007, future minimum lease and capital commitments were as follows:

	Rental Commitments	Server custody fee commitments	Capital Commitments	Total
	RMB	RMB	RMB	RMB
2008	12,317,616	49,925,982	23,310,962	85,554,560
2009	4,178,491	6,368,574	2,131,000	12,678,065
2010	412,810	—	—	412,810

	16,908,917	56,294,556	25,441,962	98,645,435

For the years ended December 31, 2005, 2006 and 2007, the Company incurred rental expenses in the amounts of approximately RMB10.6 million, RMB19.6 million and RMB25.9 million, respectively. The rental expenses for the years ended December 31, 2006 and 2007 included the imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million and RMB9.4 million, respectively related to the Company’s use of Guangzhou office building even though it has no legal obligation to pay such rent (see Note 6).

(b)	Litigation

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

19.	Share Repurchase Programs

The Company’s Board has approved four share repurchase programs since 2006 authorizing management to repurchase shares of the Company’s ordinary shares to enhance shareholder value. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and are contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specify a maximum number of shares subject to repurchase and have an expiration date and may be limited or terminated at any time without prior notice.

The following is a summary of the Company’s share repurchase programs authorized by the Company’s Board for the years ended 2006 and 2007:

Date of authorization	Amount Authorized
(US$ in millions)
For the year ended December 31, 2006
May 18, 2006 (for approximately one month)	50
August 28, 2006 (for a period not to exceed six months)	100

Total	150

For the year ended December 31, 2007
March 13, 2007 (for a period not to exceed three months)	100
July 2, 2007 (for one year ending July 1, 2008)	120

Total	220

The following is a summary of the Company’s repurchase activities for the years ended December 31, 2006 and 2007:

Share repurchase program	Total number of ADS repurchased	Cost	Average price paid per ADS
		US$	US$
Authorized in 2006
May 18	2,369,600	50,082,901	21.1356
August 28	3,615,587	60,075,553	16.6157

	5,985,187	110,158,454	18.4052

Authorized in 2007
March 13	5,314,544	95,747,517	18.0161
July 2	2,154,169	35,678,494	16.5625

	7,468,713	131,426,011	17.5969

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Retirement of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital firstly, any remaining excess is charged entirely to retained earnings.

As of December 31, 2006, the Company had 36.6 million repurchased shares pending cancellation. The repurchased shares pending cancellation were reported at cost (including transaction costs) of RMB188.8 million determined using the specific identification method. As of December 31, 2007, the Company did not have any repurchased shares pending cancellation.

As of December 31, 2007, approximately US$84.3 million was available to be used under the Board authorized share repurchase program approved on July 2, 2007.

20.	Segment Information

(a)	Description of segments

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2005, 2006 and 2007. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no transaction between reportable segments for the years ended December 31, 2005, 2006 and 2007.

	For the year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Total revenues:
Online game services	1,379,475,803	1,856,062,971	1,932,634,947
Advertising services	241,200,444	285,772,653	305,057,556
Wireless value-added services and others	73,742,136	75,406,121	68,018,461

Total revenues	1,694,418,383	2,217,241,745	2,305,710,964

Business tax (Note 10(b)):
Online game services	(58,851,439)	(25,769,359)	(63,776,953)
Advertising services	(20,502,038)	(24,290,676)	(25,929,892)
Wireless value-added services and others	(2,701,425)	(2,822,240)	(2,717,355)

Total business taxes	(82,054,902)	(52,882,275)	(92,424,200)

Net revenues:
Online game services	1,320,624,364	1,830,293,612	1,868,857,994
Advertising services	220,698,406	261,481,977	279,127,664
Wireless value-added services and others	71,040,711	72,583,881	65,301,106

Total net revenues	1,612,363,481	2,164,359,470	2,213,286,764

Cost of revenues:
Online game services	(137,301,493)	(178,676,915)	(187,411,229)
Advertising services	(78,589,395)	(125,183,293)	(143,676,057)
Wireless value-added services and others	(59,346,085)	(77,437,973)	(84,365,760)

Total cost of revenues	(275,236,973)	(381,298,181)	(415,453,046)

Gross profit (loss):
Online game services	1,183,322,871	1,651,616,697	1,681,446,765
Advertising services	142,109,011	136,298,684	135,451,607
Wireless value-added services and others	11,694,626	(4,854,092)	(19,064,654)

Total gross profit	1,337,126,508	1,783,061,289	1,797,833,718

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

21.	Subsequent Event

On June 13, 2008, the Company announced that it has called for redemption of the convertible notes (see Note 14) due July 15, 2023. The redemption date will be July 15, 2008. The convertible notes may be converted at any time before the close of business on July 11, 2008 at the conversion price of US$0.4815 per ordinary share. If all of the currently outstanding convertible notes as of December 31, 2007 are redeemed without any conversion of the convertible notes into the Company’s ordinary shares prior to July 11, 2008, the aggregate redemption amount will be approximately US$87.98 million. The Company will use its available working capital to fund the redemption of the convertible notes.

FINANCIAL STATEMENTS SCHDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Balance Sheets

	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
Assets

Current assets:
Cash	358,331,284	1,911,873,077	262,094,299
Prepayments and other current assets	1,197,470	847,835	116,228

Total current assets	359,528,754	1,912,720,912	262,210,527

Non-current assets:
Investment in subsidiaries	3,364,164,029	2,137,244,913	292,990,008
Other long-term assets	7,804,100	8,626,900	1,182,642

Total non-current assets	3,371,968,129	2,145,871,813	294,172,650

Total assets	3,731,496,883	4,058,592,725	556,383,177

Liabilities and Shareholders’ Equity

Current liabilities:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	—	641,778,908	87,980,000
Accounts payable and other liabilities	22,877,663	4,163,666	570,787
Salary and welfare payable	2,546,244	4,312,776	591,229
Taxes payable	1,286,970	2,311,909	316,934
Accrued liabilities	18,863,907	7,599,835	1,041,844

Total current liabilities	45,574,784	660,167,094	90,500,794

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	780,253,918	—	—

Total long-term liabilities	780,253,918	—	—

Total liabilities	825,828,702	660,167,094	90,500,794

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,195,024,725 shares issued and 3,158,385,050 outstanding as of December 31, 2006 and 3,036,270,590 shares issued and outstanding as of December 31, 2007	2,645,941	2,525,952	346,277
Additional paid-in capital	590,597,648	—	—
Treasury stock	(188,802,099)	—	—
Accumulated other comprehensive income	—	1,332,300	182,642
Retained earnings	2,501,226,691	3,394,567,379	465,353,464

Total shareholders’ equity	2,905,668,181	3,398,425,631	465,882,383

Total liabilities and shareholders’ equity	3,731,496,883	4,058,592,725	556,383,177

Condensed Statements of Operations & Comprehensive Income

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	(33,890,348)	(75,714,017)	(67,474,691)	(9,249,951)
Research and development expenses	(11,871)	(20,884)	—	—

Total operating expenses	(33,902,219)	(75,734,901)	(67,474,691)	(9,249,951)

Operating loss	(33,902,219)	(75,734,901)	(67,474,691)	(9,249,951)

Equity in profit of subsidiary companies, net	940,450,634	1,275,572,947	1,314,434,085	180,192,757

Other income:
Investment income	1,301,975	340,721	380,686	52,187
Interest income	31,917,167	42,269,080	52,809,770	7,239,568
Exchange gains (losses)	(7,865,476)	539,341	(41,784,221)	(5,728,103)
Other, net	88,088	(209,604)	5,720,493	784,209

Profit before tax	931,990,169	1,242,777,584	1,264,086,122	173,290,667
Income tax expense	—	—	—	—

Net profit	931,990,169	1,242,777,584	1,264,086,122	173,290,667
Unrealized gains on investments	—	—	1,332,300	182,642

Comprehensive Income	931,990,169	1,242,777,584	1,265,418,422	173,473,309

Condensed Statements of Cash Flows

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(45,958,942)	18,528,338	2,596,910,403	356,004,497

Cash flows from investing activities
Decrease in held-to-maturity investments	165,532,000	—	—	—
Increase in other long-term assets	—	(8,077,341)	—	—

Net cash (used in)/provided by investing activities	165,532,000	(8,077,341)	—	—

Cash flows from financing activities:
Proceeds from employees exercising stock options	105,692,433	44,127,417	43,232,921	5,926,702
Repurchase of company shares	—	(873,406,019)	(1,003,747,328)	(137,601,421)

Net cash used in/(provided by) financing activities	105,692,433	(829,278,602)	(960,514,407)	(131,674,719)

Effect of exchange rate changes on cash	(29,684,897)	(27,866,616)	(82,854,203)	(11,358,293)
Net increase/(decrease) in cash	195,580,594	(846,694,221)	1,553,541,793	212,971,485
Cash, beginning of the year	1,009,444,911	1,205,025,505	358,331,284	49,122,814

Cash, end of the year	1,205,025,505	358,331,284	1,911,873,077	262,094,299

Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	684,603,920	1,192,549,427	163,483,868
Conversion of convertible notes to ordinary shares	161,438	—	92,424,750	12,670,297

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

The Company received cash dividend of RMB nil, RMB nil and RMB2.6 billion from its consolidated subsidiaries for the years ended December 31, 2005, 2006 and 2007, respectively.

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

The Company did not have any significant commitment as of December 31, 2006 and 2007.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007, or at any other certain date.