Form 20-F
period 2008-12-31
NETEASE.COM, INC.
filed 2009-06-30
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,206,468,735 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008.

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

•	the risk that we will not be successful in our product diversification efforts, including our focus on item- and fee-based games and entry into strategic licensing arrangements;

•	the risk of changes in Chinese government regulation of the online game market that limit future growth of our revenue or causes revenue to decline;

•	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;

•	the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition;

•	the risk that we will not be able to control our expenses in future periods;

•	the impact of any future public health problem in China, including avian influenza or severe acute respiratory syndrome, or SARS, or Influenza A (H1N1), or H1N1;

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

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006 has also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Statement of Operations Data:
Revenues:
Online game services	628,936,223	1,379,475,803	1,856,062,971	1,932,634,947	2,498,518,103	366,217,384
Advertising services	171,054,305	241,200,444	285,772,653	305,057,556	405,887,007	59,492,416
Wireless value-added services and others	158,310,317	73,742,136	75,406,121	68,018,461	71,718,938	10,512,120

Total revenues	958,300,845	1,694,418,383	2,217,241,745	2,305,710,964	2,976,124,048	436,221,920
Business tax (expense)/benefit	(54,703,018)	(82,054,902)	(52,882,275)	(92,424,200)	108,460,101	15,897,413

Net revenues	903,597,827	1,612,363,481	2,164,359,470	2,213,286,764	3,084,584,149	452,119,333

Cost of revenues:
Online game services	(74,629,515)	(137,301,493)	(178,676,915)	(187,411,229)	(268,574,306)	(39,365,966)
Advertising services	(54,056,435)	(78,589,395)	(125,183,293)	(143,676,057)	(208,907,875)	(30,620,429)
Wireless value-added services and others	(55,117,445)	(59,346,085)	(77,437,973)	(84,365,760)	(82,123,181)	(12,037,110)

Total cost of revenues	(183,803,395)	(275,236,973)	(381,298,181)	(415,453,046)	(559,605,362)	(82,023,505)

Gross profit	719,794,432	1,337,126,508	1,783,061,289	1,797,833,718	2,524,978,787	370,095,828
Operating expenses:
Selling and marketing expenses	(152,842,334)	(152,192,422)	(170,142,691)	(235,318,304)	(221,551,138)	(32,473,600)
General and administrative expenses	(101,631,070)	(117,942,605)	(179,879,602)	(176,178,740)	(181,841,322)	(26,653,180)
Research and development expenses	(34,362,806)	(90,170,092)	(153,162,158)	(180,734,713)	(207,023,649)	(30,344,250)
Insurance claims settlement for the now-settled class action litigation	16,553,200	—	—	—	—	—

Total operating expenses	(272,283,010)	(360,305,119)	(503,184,451)	(592,231,757)	(610,416,109)	(89,471,030)

Operating profit	447,511,422	976,821,389	1,279,876,838	1,205,601,961	1,914,562,678	280,624,798

Other income (expenses):
Investment income	3,522,169	1,301,975	340,721	474,446	1,517,890	222,483
Interest income	22,333,511	58,070,148	94,364,852	112,599,994	144,805,368	21,224,678

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(except per ordinary share and per ADS data)
Interest expenses	(3,877,129)	(344,859)	—	—	—	—
Exchange loss	—	(8,360,834)	(958,435)	(50,891,094)	(167,101,510)	(24,492,709)
Other, net	507,428	(540,628)	1,239,105	(1,084,240)	3,551,919	520,617

Profit before tax	469,997,401	1,026,947,191	1,374,863,081	1,266,701,067	1,897,336,345	278,099,867
Income tax expense	(28,576,719)	(94,957,022)	(132,485,543)	(2,689,309)	(300,673,321)	(44,070,842)

Profit after tax	441,420,682	931,990,169	1,242,377,538	1,264,011,758	1,596,663,024	234,029,025
Minority interests	—	—	400,046	74,364	24,883	3,647

Net profit	441,420,682	931,990,169	1,242,777,584	1,264,086,122	1,596,687,907	234,032,672
Unrealized gains on investments	—	—	—	1,332,300	—	—

Comprehensive Income	441,420,682	931,990,169	1,242,777,584	1,265,418,422	1,596,687,907	234,032,672

Earnings per ordinary share, basic	0.14	0.29	0.38	0.41	0.51	0.07

Earnings per ordinary share, diluted	0.13	0.26	0.36	0.38	0.49	0.07

Earnings per ADS, basic (Note 2)	3.49	7.22	9.61	10.24	12.81	1.88

Earnings per ADS, diluted (Note 2)	3.24	6.59	8.91	9.55	12.34	1.81

Weighted average number of ordinary shares outstanding, basic	3,157,841,781	3,225,684,510	3,231,832,008	3,086,451,412	3,117,117,306	3,117,117,306

Weighted average number of ADSs outstanding, basic (Note 2)	126,313,671	129,027,380	129,273,280	123,458,056	124,684,692	124,684,692

Weighted average number of ordinary shares outstanding, diluted	3,491,430,437	3,565,412,019	3,498,405,110	3,307,538,379	3,234,214,324	3,234,214,324

Weighted average number of ADSs outstanding, diluted (Note 2)	139,657,217	142,616,481	139,936,204	132,301,535	129,368,573	129,368,573

Share compensation cost included in:
Cost of revenues	—	—	(16,614,309)	(14,890,378)	(13,678,836)	(2,004,959)
Selling and marketing expenses	—	—	(21,147,343)	(14,357,336)	(8,564,177)	(1,255,284)
General and administrative expenses	(55,340)	(13,835)	(37,360,433)	(33,887,323)	(23,586,590)	(3,457,177)
Research and development expenses	—	—	(26,164,591)	(32,293,138)	(22,119,058)	(3,242,075)

	(55,340)	(13,835)	(101,286,676)	(95,428,175)	(67,948,661)	(9,959,495)

Other Financial Data:
Capital expenditures	(60,142,252)	(92,608,975)	(142,513,502)	(71,515,551)	(133,329,185)	(19,542,570)
Net cash provided by (used in):
Operating activities	614,153,858	1,104,789,431	1,596,108,793	1,379,902,442	2,017,799,188	295,756,567
Investing activities	105,834,484	(1,618,749,356)	(1,218,242,458)	952,298,424	(3,409,258,149)	(499,708,045)
Financing activities	32,043,212	105,497,366	(829,055,812)	(960,409,501)	(157,293,144)	(23,055,060)

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
Balance Sheet Data:
Cash	2,123,891,537	1,685,744,081	1,206,476,526	2,482,820,821	793,407,922	116,292,843
Time deposits	—	1,691,976,255	2,731,396,687	1,675,813,944	4,820,000,100	706,485,907
Property, equipment and software, net	77,303,013	126,341,533	224,207,833	183,471,666	258,787,534	37,931,482
Total assets	2,450,140,398	3,624,985,519	4,373,707,830	4,685,659,381	6,345,893,303	930,141,929
Total current liabilities	257,495,300	415,479,050	676,408,475	1,276,825,952	829,048,062	121,516,756
Total long-term liabilities	839,399,578	818,413,108	791,631,174	10,200,000	200,000	29,315
Working capital (Note 3)	2,108,955,067	3,081,823,774	3,452,777,455	3,159,467,168	5,144,731,429	754,083,024
Total shareholders’ equity	1,353,245,520	2,391,093,361	2,905,668,181	3,398,425,631	5,516,435,976	808,565,185

Note 1:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2008, or at any other rate.
Note 2:	Effective from March 27, 2006, the company changed its ADS to ordinary share ratio from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the two years ended December 31, 2004 and 2005 have been retroactively restated.
Note 3:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2008 at US$1.00: RMB6.8225, which was the prevailing rate on December 31, 2008. The prevailing rate on June 19, 2009 was US$1.00: RMB6.8360. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2004, 2005, 2006, 2007 and 2008.

Year	Renminbi Average(1)
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2008	6.8842	6.8225
January 31, 2009	6.8403	6.8225
February 28, 2009	6.8470	6.8241
March 31, 2009	6.8438	6.8240
April 30, 2009	6.8361	6.8180
May 31, 2009	6.8326	6.8176

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change, and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent other fee-based premium services, which grew to account for 69.4% of total revenues in 2002 but declined each year thereafter to 2.7% of total net revenues in 2008. In recent years, we have devoted significant resources to our online games business, which accounted for 35.7% of our total revenues in 2003 and grew to account for 84.6%, 84.4% and 85.2% of our total net revenues in 2006, 2007 and 2008, respectively. With the licensing of certain online games by Blizzard Entertainment Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) to Shanghai EaseNet Network Technology Limited, or Shanghai EaseNet, for operation in the PRC in August 2008 and April 2009, we significantly expanded our commitment to operate online games licensed from third parties, although no revenue has been generated from such licensed online games as of the date of the filing of this annual report. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games, as well as licensing online games from third parties, could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online games or any other services.

Our business depends to a significant extent on two online games, which accounted for 84.6%, 81.4% and 73.5% of our total net revenues in 2006, 2007 and 2008, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Two of our in-house developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II (which was commercially launched in August 2002) and Fantasy Westward Journey (which was commercially launched in January 2004), contributed 84.6%, 81.4% and 73.5% of our total net revenues in 2006, 2007 and 2008, respectively. With the launch of our other new games as set forth in the next risk factor, the percentage of our total net revenues contributed by these two games has decreased from 2006 to 2008. Nevertheless, we expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of Westward Journey Online II, Fantasy Westward Journey, or our other existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to develop new games including fee-based and item-based games. Datang, our first 2.5D game, was commercially launched in July 2006, Westward Journey Online III, an enhanced version of our popular Westward Journey game series, was commercially launched in September 2007, and the open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively. We also launched an expansion pack for Tianxia II in September 2008. Further, we have other new games currently in development such as Datang II (Heroes of Tang Dynasty). Both Tianxia II and Datang II (Heroes of Tang Dynasty) have been in development for a significant period of time, in particular Tianxia II which was altered following unsatisfactory results from the initial beta testing in 2007. Nevertheless, with our continuous efforts, both the number of online players and consumption level of in-game items of Tianxia II have grown steadily since the commencement of its open beta testing in June 2008. This development involves significant cost, and we are not able to predict if or when we will commercially launch any of our new games and whether such games will ultimately become popular.

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

A number of our competitors have been transitioning to an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model, and the open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively. We cannot be certain that these or our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing pay-to-play games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If there is an overall shift in the online game market in China to an item-based or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model in a timely manner or at all, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC, including StarCraft II and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between Blizzard and us, and with us. For further details, see Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard.” We lack experience in licensing online games from third parties and have limited experience working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure a smooth operation of these licensed online games, and Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business. Also, the benefits of our arrangements with Blizzard may take considerable time to develop, and we cannot be certain that such arrangements will produce its intended benefits.

On behalf of Shanghai EaseNet as licensee of the games, we have paid to Blizzard initial license fees, with an additional initial license fee to be paid upon the commencement of the open beta testing and commercial release in the PRC of a localized version of Blizzard’s Battle.net platform. In addition, over the three-year terms of the licenses, Shanghai EaseNet is required to pay royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. Shanghai EaseNet is also obligated to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our foregoing obligations. To the extent our obligations exceed our cash resources, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to meet our foregoing obligations, our licensed games operation and financial condition could be adversely affected and our licenses with Blizzard could be terminated.

In addition, we cannot be certain that these licensed online games will be viewed by the regulatory authorities as complying with content restrictions, will be launched or re-launched as scheduled, or at all, will be attractive to users or will be able to compete with games operated by our competitors. In particular, StarCraft II has not been launched yet, and the relaunch of World of Warcraft by Shanghai EaseNet is also subject to certain risks as discussed in the following risk factor. We may not be able to fully recover the costs associated with licensing these online games if the games are not popular among users in the PRC, and any difficulties in the operation of these licensed games could harm our results of operations and financial condition.

Any difficulties or delays in the transition of World of Warcraft from the prior licensee and operator of the game in the PRC, The9 Limited, or The9, to Shanghai EaseNet could adversely affect that game’s popularity and profitability.

Following the expiration of Blizzard’s current license agreement with The9 for World of Warcraft in June 2009, World of Warcraft ceased operation during the transition period from The9 to Shanghai EaseNet. The relaunch of World of Warcraft is subject to a number of factors, some of which are beyond our control, including receipt of necessary governmental approvals including approval and a publication number from the PRC General Administration of Press and Publications. We cannot be certain of the duration of the transition period and if the transition will be completed satisfactorily. If such relaunch is significantly delayed, the game’s popularity and profitability may be adversely affected.

Future alliances may have an adverse effect on our business.

Strategic alliances with key players in the online game industry and other related industry sectors form part of our strategy to expand our portfolio of online games. For example, in August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC, and we have formed a joint venture with Blizzard to provide technical services to Shanghai EaseNet. However, our ability to grow through future alliances, including through joint ventures, will depend on the availability of suitable partners at reasonable terms, our ability to compete effectively to attract these partners, the availability of financing to complete larger joint ventures, and our ability to obtain any required governmental approvals. Further, the benefits of an alliance may take considerable time to develop, and we cannot be certain that any particular alliance will produce its intended benefits.

Future alliances could also expose us to potential risks, including risks associated with the assimilation of new operation technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of alliances and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Further, we may not be able to maintain a satisfactory relationship with our partners, which could adversely affect our business and results of operations. We have limited experience in identifying, financing or completing strategic alliances. Such transactions and the subsequent integration process would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the alliances or in the process of integration could have an adverse effect on our ability to manage our business.

A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy has had and may continue to have an adverse effect on our business. Furthermore, there can be no assurance that measures implemented by governments around the world to stabilize the credit and capital markets and new economic stimulus measures in China will improve market confidence and the overall credit environment and economy. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

Reports of violence and theft related to online games may result in negative publicity or governmental response that could have a material and adverse impact on our business.

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

There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

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

We appoint multiple printers and distributors throughout China to produce and deliver our prepaid point cards to the various points of sale. We generally have cards produced by individual printers in batches of thousands, or ten of thousands, of cards, with each card having an individual passcode which enables the purchaser to deposit the points on the card into their online user account to pay for game playing time, in-game items or our other fee-based services. In addition, before the cards are purchased by users of the NetEase websites, we activate them on our internal systems.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 12.0% of our total net revenues for 2008, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

Changes in government policy could also restrict or curtail our online advertising services. For example, as a result of the enactment of a series of regulations, administrative instructions and policies by the PRC government to restrict online medical advertising since July 2006, we can only carry those advertisements which comply with the relevant regulations. Moreover, the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines.

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

We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, in 2003 and any recurrence of SARS, an outbreak of the H5N1 strain of bird flu (avian influenza), H1N1 or another widespread public health problem could further adversely affect our business and results of operations.

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

In addition, there has been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in the PRC, where our operations are located, it may adversely affect our business and operating results. Further, in April 2009, H1N1, a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. If H1N1 continues to spread in China, where all of our operations are located, it may adversely affect our business and operating results.

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

Our future success depends to a large degree on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee stock options to align employees’ interest with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based compensation to be based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee stock options. For the years ended December 31, 2006, 2007 and 2008, we recorded share-based compensation cost of RMB101.3 million, RMB95.4 million and RMB67.9 million (US$10.0 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees. The recognition of share-based compensation in our statement of operations has had and may continue to have a negative effect on our reported results and earnings per share, which could in turn negatively affect our stock price. On the other hand, if we alter our employee share incentive plan to minimize the share-based compensation expenses, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, and it may adversely affect our operations.

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

We expect that the increasing popularity of online video content among Internet users in China will increase our costs in future periods because it requires significant bandwidth to deliver and will likely necessitate our investments in new video streaming technology.

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

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, or Shanghai EaseNet, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Guangzhou NetEase and Guangyitong Advertising are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase and Guangyitong Advertising than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, and Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed by Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between Blizzard and us, and with us.

The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resource and the incurrence of substantial costs.

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

A majority of the share capital of Guangzhou NetEase and Guangyitong Advertising and the entire share capital of Shanghai EaseNet is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, holds the majority interest in Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause the agreements related to Guangzhou NetEase and Guangyitong Advertising to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of ADSs in 2000, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase and Guangyitong Advertising.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase and Guangyitong Advertising, and we derive most of our revenues from these companies. A portion of our revenues under our contracts with these companies is based upon preliminary and tentative amounts that have been agreed upon in advance and is subject to adjustment at our company’s discretion by the end of each quarter. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently plan. In addition, Guangzhou NetEase and Guangyitong Advertising may seek to renew these agreements on terms that are disadvantageous to us.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned approximately 43.8% as of March 31, 2009 of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

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

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax, or EIT, at statutory rates of 30.0% and 3.0%, respectively, under the previous income tax law. Our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, Guangzhou Boguan Telecommunication Limited, or Boguan, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Youdao Information Technology (Beijing) Limited (formerly named NetEase Yodao Information Technology (Beijing) Limited), or Youdao Information, and our VIE, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New Technology Enterprises” or “Software Enterprises” or similar designations under the then applicable tax rules and regulations.

Effective as of January 1, 2008, the Chinese government adopted the Corporate Income Tax Law (“the new income tax law”), as further clarified by subsequent tax regulations implementing the new income tax law, which unified the EIT payable by domestic and foreign-invested enterprises at 25.0%. Preferential tax treatments continue to be granted to entities that are classified as “High and New Technology Enterprises Strongly Supported by the State” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies, pursuant to which qualified enterprises can enjoy a reduced EIT rate of 15.0%.

Under the new income tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, other than companies qualifying as “High and New Technology Enterprises,” continue to enjoy such treatments (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Our subsidiaries, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou, were included in the published High and New Technology Enterprises, or HNTEs, list of the Science and Technology Department/Commission issued in December 2008. These subsidiaries received their respective certificates dated December 2008 from the relevant tax authorities confirming their respective HNTE tax status for fiscal years 2008 to 2010. We cannot assure you that our subsidiaries will continue to maintain the qualifications of High and New Technology Enterprise after 2010. If our subsidiaries fail to maintain the qualification of High and New Technology Enterprise, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. In addition, Guangzhou Interactive was also qualified as a “Key Software Enterprise” in 2008 and enjoyed a preferential tax rate of 10.0% in 2008. NetEase Hangzhou was also recognized as a “Software Enterprise” in April 2007.

Apart from its status as a “High and New Technology Enterprise,” our subsidiary, Boguan, enjoyed preferential tax status as a “Software Enterprise” and continues to be entitled to the preferential tax treatments currently enjoyed by it during the transition period so long as it qualifies as a “Software Enterprise.” Boguan paid its EIT at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted the HNTEs tax status in 2008, it would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the new income tax law and the related implementation guidelines. This rate was calculated by applying the 50.0% reduction for Software Enterprises against the 15.0% preferred tax rate applicable to its HNTEs status. When Boguan was granted the HNTEs tax status in December 2008, the relevant local tax authority refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 that it was required to pay the income tax liability for 2008 at the rate of 12.5%. Accordingly, Boguan recorded an additional tax payable of RMB23.3 million in June 2009.

Nevertheless, we believe the relevant tax rules are still not clear, and we will further discuss with the local tax authority to clarify whether Boguan is subject to EIT at a rate of 7.5% or 12.5%. See item 5.A. “Operating Results – Income Taxes.” The qualification as a “Software Enterprise” is subject to an annual assessment by the relevant government authorities in China. We cannot assure you that Boguan will continue to meet the qualifications or that the relevant government authority will not revoke its “Software Enterprise” status. Also, if there are further changes to the relevant income tax laws and their implementation, Boguan and our other subsidiaries may need to pay additional taxes which could have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the new income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.

Under the new PRC income tax law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25.0% enterprise income tax rate for their global income. Under the implementation rules of the new income tax law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise.

Some of our management is currently located in the PRC. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax of 25.0% of our global income and as a result, the amount of dividends we can pay to our shareholders could be reduced. We cannot confirm whether we will be considered a “resident enterprise” as the implementation rules are unclear at this time.

Under the implementation rules of the new income tax law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. In addition, because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of NetEase.com, Inc. which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.

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

In addition, fire, floods, droughts, typhoons, earthquakes and other natural disasters could result in material disruptions of our operations and adversely affect our revenues and profit. For example, a 8 Richter magnitude earthquake struck the City of Wenchuan in Sichuan province on May 12, 2008, and the PRC government declared May 19, 2008 to May 21, 2008 as national mourning days for the earthquake. In connection with the period of mourning, we and the other major online game operators in China suspended our game operations during those three days.

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

We rely on affiliates of China Unicom (after its merger with China Netcom), China Telecom and CERNET to provide us with bandwidth and server custody service for Internet users to access the NetEase websites. If China Unicom, China Telecom, CERNET or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

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

Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites could result in significant penalties, including a temporary or complete cessation of our business. China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the PRC Ministry of Industries and Information Technology, or MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), has published implementing regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, the MII may implement a requirement that users of blogs register under their real names. If such a regulation is implemented, our business may be negatively affected due to a decrease in the number of blog users.

In addition, the Ministry of Public Security has from time to time prohibited the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security also has the authority to require any local Internet service provider to block any website maintained outside China at its sole discretion.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. The term “state secrets” has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, under the relevant regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares or ADSs during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75.0% or more of our gross income for such taxable year is passive income, or (b) 50.0% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25.0% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E. “Additional Information – Taxation.”

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, NetEase Beijing, NetEase Hong Kong, NetEase Interactive Entertainment Ltd., or NetEase Interactive, Boguan, Hong Kong NetEase Interactive, Youdao Information, Guangzhou Interactive, NetEase Hangzhou and Guangzhou NetEase Information Technology Limited, or Guangzhou Information. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. Also see “— We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the new income tax law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.” above for further details.

We are currently in a dispute concerning the purchase of certain property in Guangzhou and may not be able to resolve the dispute satisfactorily.

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer, Haobang Industrial and Trading Company Limited, or Haobang. William Lei Ding, our Chief Executive Officer, director and major shareholder, entered into an agreement with Haobang to purchase the property and has paid a deposit, representing substantially all of the purchase price for the property, to Haobang. We requested Mr. Ding to initially purchase the property because we required the office space for our operations but Haobang was not able to issue proper title to it at the time. We also agreed with Mr. Ding that he would on-sell the property to our company at cost once the title and any other legal issues associated with the property were resolved. However, we believe that Haobang has breached its agreement with Mr. Ding by, among other reasons, not completing the registration for the transfer of the title of the property to Mr. Ding and creating a new mortgage on the property. We and Mr. Ding have been negotiating with Haobang regarding these breaches, however, these negotiations have been unsuccessful thus far. We and Mr. Ding have agreed that Mr. Ding would initiate legal action against Haobang at our cost to demand, among others, that it cause the mortgage to be discharged and complete the registration for the transfer of the title of the property to Mr. Ding. Mr. Ding is currently in arbitration proceedings with Haobang, and we deposited RMB82.0 million (US$12.0 million) with a court in Guangzhou as a security deposit in connection with the arbitration proceedings. The arbitration proceedings are currently in the preliminary stage. Mr. Ding has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title. Nevertheless, we are unsure as to how long the arbitration proceedings will last, how much cost will be incurred by us in connection with the arbitration proceedings, if the dispute can be resolved satisfactorily and to our benefit, or if we will ultimately be able to obtain title of the property. If we are unable to satisfactorily resolve the dispute, we may be required to vacate the property and possibly pay damages to Haobang, including for unpaid rent as noted below, which could materially and adversely affect our operations and our financial condition.

From the date we commenced occupying the property in July 2006 until the present time, we have not paid any rent for the property. However, we can provide no assurance as to whether we will be subject to future demands for past or current rental payments. In addition, we have incurred expenses for various improvements to the property and installations in the aggregate amount of approximately RMB70.1 million (US$10.3 million) as of December 31, 2008. For further details, see Item 7.B. “Related Party Transactions – Purchase of Property in Guangzhou.”

RISKS RELATED TO DOING BUSINESS IN CHINA

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

The value of the Renminbi may fluctuate according to a number of factors. From 1994 to July 21, 2005, the conversion of Renminbi into foreign currencies, including US dollars, was based on exchange rates published by the People’s Bank of China, which was set daily based on the previous day’s interbank foreign exchange market rates in China and current exchange rates on the world financial markets. During that period, the official exchange rate for the conversion of Renminbi to US dollars was generally stable. However, on July 21, 2005, as a result of the Renminbi being re-pegged to a basket of currencies, the Renminbi was revalued and appreciated against the US dollar. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. However, under the current global financial and economic conditions, we are not able to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the future. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our ADSs in foreign currency terms.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend payments in US dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. Current account transactions include payments of dividends and trade and service-related foreign exchange transactions. As a result, our subsidiaries and affiliates in China may purchase foreign exchange for the payment of dividends to NetEase.com, Inc. and of license and content fees to offshore software and content partners.

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

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78),” or Circular 78. It is not clear at this time whether Circular 78 covers only equity compensation plans which provide for the grant of stock options or any type of equity compensation plan, such as a plan which authorizes the grant of restricted share awards. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

Circular 78 has not yet been made publicly available nor formally promulgated by SAFE, but it is our understanding that SAFE has begun enforcing its provisions. Accordingly, in compliance with Circular 78, we have registered with and obtained approvals from SAFE Beijing office for the participants of our equity compensation plan who are PRC citizens. Nonetheless, we cannot predict whether SAFE will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans. Also, regardless of our measures taken in compliance with Circular 78, if it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.

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

These regulations may have a significant impact on our present and future structuring and investment. To comply with these regulations, our founder, Chief Executive Officer and director, William Lei Ding, has successfully filed with Guangdong Branch of SAFE information about NetEase.com, Inc. and other offshore companies in which he has direct or indirect shareholding. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation.

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

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, the main relevant government authority being the MII. Prior to China’s entry into the World Trade Organization, or WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50.0% of the total equity in any value-added telecommunications business in China. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004. Guangzhou NetEase has also obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products in Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet culture operating license for online game activities issued by the Ministry of Culture, or MOC, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television, a permit for the production of audiovisual programs issued by the Radio, Film and Television Administration of Guangdong and a license for the sale of security products for computer information systems issued by the Ministry of Public Security.

It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase.com, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an Internet content provider. In addition, to operate the online games licensed by Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008. In addition, Shanghai EaseNet is currently in the process of obtaining an Internet Publishing License from the General Administration of Press and Publication, or GAPP.

However, we cannot be certain that we or our affiliates will be granted any other additional license, permit or clearance we may need in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services. The PRC began several years ago to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. The PRC government may issue new interpretations of the regulations regarding supervision of the Information industry from time to time. In July 2006, the MII issued a notice to strengthen management of foreign investment in and operation of value-added telecommunication services. The notice emphasizes that foreign investors who wish to engage in value-added telecommunication services must strictly follow the relevant rules and regulations on foreign investment in telecommunication sectors. The notice also prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Value-added services license holders are required to evaluate the compliance with the requirements set forth in the notice. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007.

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. In addition, NetEase.com, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase and Guangyitong Advertising if any of these parties breaches any of the agreements with them because NetEase.com, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to access the NetEase websites and our services, especially online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés, at which many of our users access the NetEase websites and our services, especially online games. In particular, a large number of unlicensed Internet cafés have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. In addition, in 2007 the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice temporarily suspending the issuance of new Internet cafe licenses for a period of six months. So long as Internet cafés are one of the primary venues for our users to access the NetEase websites and our services, any reduction in the number, or any slowdown in the growth, of Internet cafés in China could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

The Chinese government has taken steps to limit online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the MOC and the MII jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. Subsequently, in August 2005, GAPP proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Notice, which confirmed the real-name verification proposal and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Notice. Accordingly, we have implemented our anti-addiction system to comply with the Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Notice.

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

In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We also developed our own proprietary Internet search engine, Youdao (formerly named Yodao), which was launched in December 2007 and is free of charge to users.

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2007 Revision). Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Our principal capital expenditures for 2008 consisted mainly of office renovations, furniture and fixtures, computer equipment, software costs and construction in progress for a total of approximately RMB133.3 million (US$19.5 million). Our principal capital expenditures for 2006 and 2007 also consisted mainly of computer equipment as well as software for a total of RMB142.5 million and RMB71.5 million, respectively.

As of December 31, 2008, our subsidiary NetEase Hangzhou paid RMB27.8 million (US$4.1 million) for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. In June 2008, we received a subsidy from the local office of the PRC Ministry of Finance in Hangzhou of RMB15.0 million for the purchase of the land use right. We expect to spend a total of approximately RMB322.2 million (US$47.2 million) for the construction of buildings for a portion of our online game research and development team on such land. As of December 31, 2008, we had spent RMB111.7 million (US$16.4 million) for the construction work of the buildings. We expect to spend an additional RMB210.5 million (US$30.9 million) in 2009 and the following one to two years. Certain contracts have been signed for this expected spending and the related outstanding commitment as of December 31, 2008 was RMB94.6 million (US$13.9 million).

We made additional capital expenditures of approximately RMB23.0 million (US$3.4 million) from January 1, 2009 to March 31, 2009, principally for purchases of additional servers and computer equipment in order to accommodate the expected increase in usage of our online games and free email services and, to a lesser extent, for increased traffic on the NetEase websites, as well as for certain construction related to the Hangzhou property mentioned above. Our capital expenditure plans for server and computer equipment for the period from April 1, 2009 to December 31, 2009 have not yet been fixed, but we expect to spend an additional approximately RMB90.0 million (US$13.2 million), primarily for the same purposes. Certain contracts have been signed for this expected spending, and the related outstanding commitment as of December 31, 2008 was RMB4.2 million (US$0.6 million).

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, on behalf of Shanghai EaseNet as licensee of the games, we have paid to Blizzard an aggregate of RMB232.0 million (US$34.0 million) as initial license fees as of May 31, 2009. Over the three-year terms of the licenses, Shanghai EaseNet is also required to pay royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. Shanghai EaseNet is also obligated to provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard.” Our capital expenditures in 2009 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

B.	Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal and wireless value-added services businesses.

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

Online Games Services

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect and interact. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, in August 2008 and April 2009 Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services – Game Licensing and Joint Venture with Blizzard”.

To pay for MMORPG playing time, players use our proprietary prepaid point system by purchasing physical point cards or virtual point cards online. We work with a wide range of distributors to distribute our point cards to gamers across China. Point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai and Beijing and in several second tier cities. In addition to this pay-to-play revenue model, the open beta version of our item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively. We plan to launch other new games using the item-based revenue model in the second half of 2009.

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

Other

In addition to the services described above, the NetEase websites provide other services to our users, including a website directory and web pages search service. Additionally, we developed our own proprietary Internet search engine, Youdao, which was launched in December 2007 and is free of charge to users.

Among the various free and fee-based services that we offer through our portal, we derived most of our revenue in 2008 from online games and advertising services.

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries, NetEase Beijing, Youdao Information, Boguan, Guangzhou Interactive and NetEase Hangzhou.

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

Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase.com, Inc. regarding its dependency on Guangzhou NetEase and Guangyitong Advertising.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangement with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to Shanghai EaseNet.

The following diagram shows the group structure of our subsidiaries and affiliated companies.

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand.

In 2007, we established two intermediate holding companies, NetEase Hong Kong and Hong Kong NetEase Interactive. In June 2008, we established Guangzhou NetEase Information Technology Limited, or Guangzhou Information. In April 2009, Hangzhou Leihuo Network Co., Ltd., or Hangzhou Leihuo was established. The shareholders of Hangzhou Leihuo are Chinese citizens who are employees of NetEase Hangzhou.

The 27.0% equity interests in Youdao Information and Beijing NetEase Youdao Computer System Co., Ltd. (formerly named Beijing NetEase Yodao Computer System Co., Ltd.), or Youdao Computer, are Chinese citizens who are employees of Youdao Information. Youdao Computer obtained an ICP license in June 2008, and it hosts the website of www.youdao.com and owns and operates our own proprietary internet search engine, Youdao.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second in-house developed MMORPG, Fantasy Westward Journey, in January 2004. For the month of December 2008, peak concurrent users for this game reached over 1.8 million.

In addition, we developed a 3D item-based MMORPG named New Fly For Fun using certain graphics licensed from a South Korean company, and its open beta testing version was launched in October 2008. We commercially launched our first 2.5D game, Datang, in July 2006, and Westward Journey Online III, an enhanced version of our popular Westward Journey game series, in September 2007. The open beta testing versions of Tianxia II and Legend of Westward Journey, our item-based games, were launched in June and September 2008, respectively. We also launched an expansion pack of Tianxia II in September 2008, and both the number of online players and consumption level of in-game items have grown steadily since the commencement of its open beta testing in June 2008. In addition, we are in the process of developing a new version of Datang, Datang II (Heroes of Tang Dynasty), and several item-based games, but we cannot predict if or when such new versions will be commercially launched.

For the month ended December 31, 2008, our time-based online games in the aggregate had 864,419 average concurrent users, or ACU. The following table sets forth the average number of concurrent users for each of our MMORPG game titles for the periods indicated:

	ACU for the month ended December 31,
	2006	2007	2008
Fantasy Westward Journey	453,295	546,135	617,293
Westward Journey Online II	174,209	153,748	198,925
Datang	13,326	8,349	4,431
Westward Journey Online III	—	49,598	43,770

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

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the game-play or advanced tools, which players can use in the game, utilizing our prepaid point system. As of December 31, 2008, we had 31 casual games, including three advanced casual games that offer a greater variety to users (collectively, excluding the three advanced casual games, referred to as Popo Game).

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2008, our company employed approximately 435 personnel in our call center as customer service specialists for our online games as well as for our other services.

User Fees

Users of Fantasy Westward Journey, Westward Journey Online II, Datang and Westward Journey Online III pay fees according to the amount of time they play the games, which is currently RMB0.40 (US$0.06) per hour for each game. For our recently launched item-based games, Tianxia II and Legend of Westward Journey, we charge users a separate fee for each virtual item purchased within the games.

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

Revenues from our online games accounted for 84.6%, 84.4% and 85.2% of total net revenues in 2006, 2007 and 2008, respectively.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in the PRC three personal computer strategy games: StarCraft II, a sequel to Blizzard’s highly popular space-themed game, which is currently in development; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard will also license on an exclusive basis its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in the PRC. StarCraft II has not been launched yet. Blizzard is a leading developer and publisher of online games and a subsidiary of Activision Blizzard, Inc., which is a leading online game, personal computer, console and hand-held game publisher based in the U.S. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between Blizzard and us which is discussed below, and with us.

On behalf of Shanghai EaseNet as licensee of the above mentioned games, we have paid to Blizzard RMB27.5 million (US$4.0 million) as an initial license fee as of December 31, 2008, with an additional RMB40.9 million (US$6.0 million) to be paid as an initial license fee upon the commencement of open beta testing and commercial release in the PRC of a localized version of Blizzard’s Battle.net platform. In addition, Shanghai EaseNet has committed to pay royalties and consultancy fees to Blizzard and a minimum marketing expenditure and hardware support for the above-mentioned games in the aggregate of at least RMB592.8 million (US$86.9 million) over the three-year term of the license.

We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

Blizzard has the right to terminate the license of the foregoing games under certain circumstances.

Concurrently with the licensing of the foregoing games, we entered into arrangements to establish a joint venture with Blizzard. The joint venture will provide technical services to Shanghai EaseNet in return for a fee. Net profits of the joint venture will be shared equally between Blizzard and us, after the deduction of, among others, various fees and expenses payable to Blizzard and us.

In addition, in April 2009 Blizzard agreed to license on an exclusive basis in the PRC World of Warcraft, one of the most popular MMORPGs worldwide, to Shanghai EaseNet, following the expiration of its current license agreement with The9 in June 2009. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of localized World of Warcraft in the PRC. World of Warcraft ceased operation during the transition period from the prior licensee and operator of the game in the PRC, The9, to Shanghai EaseNet.

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

NetEase users can interact through a variety of community services. They include:

•

E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2008, we had approximately 290 million registered free email users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2008, we had approximately 593,000 active VIP e-mail subscribers.

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

•

Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2008, we had approximately 73,000 peak concurrent users of our instant messaging service.

•

Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 9.4 million accumulated registered accounts and approximately 45,000 subscribers as of December 31, 2008.

Other

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online dictionary, desktop dictionary, toolbar and RSS reader, which automatically retrieves syndicated web contents and customized set of search results. Our web search service was powered by the Google search engine until July 2007. Subsequently, our web search service was powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007. The domain name of Youdao, www.youdao.com, is owned by Youdao Computer.

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

• chat rooms;

• basic e-mail services;

• basic personal ads;

• basic matchmaking;

• basic alumni clubs;

• photo album;

• diary;

• blogging;

• clubs;

• dictionary;

• Electronic greeting cards;

• instant messaging PC to PC;

• web directories;

• web searching (Youdao); and

• online shopping mall.

Fee-Based Premium Services, including:	Monthly subscription basis (ranges from RMB6.0 (US$0.9) to RMB60.0 (US$8.8) per month)
• premium e-mail services;

• premium matchmaking and dating services; and

• premium alumni clubs.

Advertising Services, including:	Varies depending on service (see below).

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

Revenues from wireless value-added services and others accounted for 3.4%, 3.0% and 2.7% of total net revenues in 2006, 2007 and 2008, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 2000 distributors as of December 31, 2008. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 11.0%-14.0% discount off of their face value. We reduced the discount to 6.0%—12.0% in March 2009. For the distributors selling battle.net point cards, the discount is 9.0% -12.0%.

Users can also purchase virtual prepaid cards online by debit cards or bank transfers, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 126 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2008.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements.

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

Our major area of focus is the development of our proprietary online games and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2008, we had 634 programmers, network engineers and graphic designers dedicated to online game research and development.

In connection with our game development activities, we occasionally license specific game technologies which we incorporate into our in-house developed MMORPGs.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2008, there were approximately 12,000 of such co-located servers, operating with Web server software from Apache and Netscape. As of December 31, 2008, we had leased dedicated lines with a total of approximately 40.9 gigabits per second capacity substantially from China Unicom’s Beijing, Guangzhou, Changzhou and Hangzhou affiliates, China Telecom’s Beijing, Changzhou and Hangzhou affiliates, and CERNET.

We license the “Dart Enterprise” system from a third party licensor which provides the functions of sales planning, targeting, trafficking, inventory management and reporting tools for our advertising services, and we have also developed our own advertisement tracking system.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Perfect World Company Limited, or Perfect World, Giant Interactive Group Inc, or Giant, Shanda Interactive Entertainment Limited, or Shanda, The9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Linktone Ltd., or Linktone, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu, 21cn.com and Changyou.com Limited, or Changyou.

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

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, international connection to computer information networks, information security and censorship. In addition to MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the State Administration for Industry and Commerce, or SAIC, the State Council Information Office, or SCIO, the General Administration for Press and Publication, or GAPP, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the MOC, the State Administration of Radio, Film and Television, or SARFT, the Ministry of Commerce and the Ministry of Public Security.

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

The Circular of the MII on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services, or the 2006 MII Circular, was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that (i) any domain name used by a valued–added telecom service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecom service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecom service provider must be installed within the scope as prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecom services that the service provider has been approved to provide; and (iv) a value-added telecom service provider must establish or improve the measures of ensuring information security. Companies which have obtained operating licenses for value-added telecom services are required to conduct a self-examination and self-correction according to the foregoing requirements and report the results of such self-examination and self-correction to MII. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007.

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet content services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide Internet content services on a national basis. Also, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by Shanghai Provincial Telecommunications Bureau.

The Regulations for the Administration of Internet Bulletin Board Services, which was issued by MII on October 8, 2000, provide that any ICP operator engaged in providing online bulletin board services is subject to a special approval and filing process with the relevant government telecommunications authorities. Guangzhou NetEase has obtained a permit to operate its bulletin board services.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by SCIO and MII on November 6, 2000, stipulate that non-news organizations may not publish news items produced by themselves and require the websites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. On September 25, 2005, the Regulations for the Administration of Internet News Information Services were promulgated jointly by SCIO and MII. The regulations require that any ICP operator that is a non-news organization but engaged in Internet news information services must obtain approval for those services from SCIO. Guangzhou NetEase has obtained an Internet News Information Service License from SCIO.

On June 27, 2002, MII and GAPP jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public. Guangzhou NetEase has obtained a license from GAPP to engage in Internet publishing. Also, Shanghai EaseNet is in the process of obtaining a license from GAPP to engage in Internet publishing.

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

On June 23, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration Bureau and the State Council Information Office jointly issued the Administrative Regulations for the Classified Protection of Information Security, according to which websites should determine the protection classification of their information systems pursuant to a classification guideline and file such classification with the Ministry of Public Security and its bureaus at provincial level. Guangzhou NetEase has followed the requirements and filed its classification with the Guangzhou Public Security Bureau.

Online Games

The Measures for the Administration of Software Products, which were issued by MII on October 27, 2000, classify online games products as software products, and a software registration certificate issued by the MII is required for the operation and sales of each online game. In compliance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II, New Fly For Fun, Westward Journey Online III, Legend of Westward Journey and Popo Game have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase and Shanghai EaseNet have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Network Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet is in the process of obtaining MOC approval for World of Warcraft.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreement for StarCraft II and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft with the State Copyright Bureau.

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

On February 18, 1994, the State Council promulgated the Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems, which define Security Products for Computer Information Systems as software and hardware products designed for the protection of computer information security and stipulate that a license must be obtained before selling Security Products for Computer Information Systems. The Ministry of Public Security issued the Measures for the Administration of Security Products for Computer Information Systems Examination and Sales License on June 28, 1997 confirming that a license for the sale of security products for computer information systems must be obtained as a precondition for sales of such products. Guangzhou NetEase has developed a technology which is designed to protect the passwords of online game players and falls into the scope of security products for computer information systems which is subject to this license requirement. Guangzhou NetEase has obtained the above-mentioned license from the Ministry of Public Security.

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC before they can be put into operation. Our in-house developed online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Westward Journey III and Popo Game have successfully finished the recordation process.

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

We have full legal rights over and have registered a number of domain names, including:

•	www.netease.com;

•	www.163.com;

•	www.yeah.net;

•	www.126.com;

•	www.netease.net; and

•	www.188.com

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

In addition, we have registered our Westward Journey Online II, Fantasy Westward Journey, Tianxia II, Datang, Westward Journey III, Legend of Westward Journey, New Fly For Fun and Popo Game with the State Copyright Bureau of China. Moreover, we have filed some patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificate of Invention Patent for certain technology related to the search engine developed by Youdao Information from the State Intellectual Property Office.

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

Our organizational structure is set forth above under “— Our Organizational Structure.”

D.	Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. We lease our principal executive offices at an effective annual rent of approximately RMB6.0 million (US$0.9 million) in 2008, including management fees, for 4,354 square meters under a lease that expired in May 2009 and was renewed and will expire in May 2011. In addition, our principal executive offices also occupy 1,336 and 1,116 square meters starting from March and May 2009, respectively with an effective annual rent including management fees of approximately RMB2.9 million (US$0.4 million) and RMB2.4 million (US$0.4 million) under leases that expire in September 2010 and November 2010. We also occupy 2,197 square meters under leases in Beijing that expire in July 2009 and July 2011. In Hangzhou, we occupy 4,746 square meters under leases that expire in May and June 2010 and have also purchased land use rights for approximately 56,000 square meters of land as described in “– History and Development of the Company” above. In Guangzhou, we occupy 3,253 square meters under leases that expire in March 2011. We also occupy a building in Guangzhou with total floor area of 20,000 square meters. We currently do not have a lease for such property but have accrued imputed rent for it. For more information on this property, see Item 5 “Operating and Financial Review and Prospects” and Item 7.B. “Major Shareholder and Related Party Transactions – Related Party Transactions.” In Shanghai, we occupy 4,061 square meters under leases that expire in December 2009 and June 2013. We believe that we will be able to obtain adequate facilities, principally through the leasing and acquisition of appropriate properties, to accommodate our future expansion plans.

As of December 31, 2008, we leased dedicated lines with a total capacity of approximately 40.9 gigabits per second substantially from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our bandwidth fees were approximately RMB71.3 million (US$10.5million) for the year ended December 31, 2008.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2008, we had registered an accumulated total of approximately 972 million accounts.

For the year ended December 31, 2008, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB1,596.7 million (US$234.0 million) for 2008 and generated positive operating cash flows of RMB2,017.8 million (US$295.8 million) during the year. We recorded retained earnings of RMB2,338.1 million, RMB3,225.8 million and RMB4,739.1 million (US$694.6 million) as of December 31, 2006, 2007 and 2008, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. In 2007, we established two intermediate holding companies, namely NetEase Hong Kong and Hong Kong NetEase Interactive. Guangzhou Interactive and NetEase Hangzhou became wholly owned subsidiaries of Hong Kong NetEase Interactive in December 2007 and January 2008, respectively. NetEase Beijing, Boguan and Youdao Information became subsidiaries of NetEase Hong Kong in December 2007.

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou and Guangzhou Information were established in China on August 30, 1999, October 15, 2002, December 8, 2003, March 21, 2006, June 2, 2006 and June 24, 2008, respectively.

NetEase.com, Inc. conducts its business in China through its subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi (until it was dissolved in August 2007). These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Guangzhou Interactive and Boguan provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90.0% owned by William Lei Ding, our Chief Executive Officer, director and major shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80.0% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003 and dissolved in August 2007, was also a limited liability company organized under the laws of China and was 90.0% owned by our major shareholder. Ling Yi was approved to operate as an Internet content provider. For the years ended December 31, 2005, 2006 and 2007 until its dissolution in August 2007, Ling Yi earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

In September 2007, Guangzhou NetEase and three Chinese citizens incorporated a domestic enterprise, Youdao Computer, for the purpose of applying for an ICP license under the applicable Chinese telecommunication laws to operate our own proprietary internet search engine, Youdao.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangement with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to Shanghai EaseNet. Shanghai EaseNet is considered our VIE for accounting purposes (see “- Basis of Presentation” below).

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

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi (which was dissolved in August 2007). We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004 until its dissolution in August 2007. In addition, according to the assessment under FIN 46-R, we have concluded that Shanghai EaseNet is also our VIE and have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31, 2008. Also, NetEase.com, Inc. is the primary beneficiary of the companies comprising our joint venture with Blizzard, namely, StormNet Information Technology (Hong Kong) Limited, or StormNet IT Hong Kong, and StormNet Information Technology (Shanghai) Limited, or StormNet IT Shanghai. Accordingly, we have consolidated these two companies into our financial statements as of and for the year ended December 31, 2008.

Revenues

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

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2006, 2007 and 2008.

Online Games Services

We derive all our online game services revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games in the case of our new games, Tianxia II and Legend of Westward Journey, and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard”. As these games had not yet been commercially launched, no revenue was generated from them in 2008.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 92.6%, 97.7% and 99.6% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2006, 2007 and 2008, respectively, with the remainder generated from advertisers in our search engine business.

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

In addition, cost of revenues for our online games services include that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Unicom’s affiliates, for which we pay custody fees to China Telecom and China Unicom.

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

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses, compensation costs for our sales and marketing staff, and marketing and advertising expenses payable to third party vendors.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses, recruiting expenses, travel expenses and depreciation charges. General and administrative expenses also included imputed rent for a building in Guangzhou occupied by us since July 2006. We recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaling RMB9.4 million (US$1.4 million) in 2008. For additional information on this property, see Item 7.B. “Related Party Transactions—Purchase of Property in Guangzhou.”

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses, compensation costs for our research and development professionals and licensing and training fees paid to a third party developer of a 3D game engine.

Share-Based Compensation Cost

Under our 2000 Stock Option Plan, we grant options to our employees, directors, consultants and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2006, 2007 and 2008, we recorded share-based compensation cost of approximately RMB101.3 million, RMB95.4 million and RMB67.9 million (US$10.0 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2008, total unrecognized compensation cost related to unvested awards not yet recognized related to the stock option plan, adjusted for estimated forfeitures, was US$9.1 million (RMB63.2 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2008, the weighted average remaining vesting period was 1.82 years.

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT Hong Kong are subject to 17.5% and 16.5% income tax for 2007 and 2008, respectively, on their taxable income generated from operations in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT Hong Kong are not subject to any Hong Kong withholding tax.

China

Prior to January 1, 2008, foreign-invested enterprises were generally subject to a national and local enterprise income tax, at statutory rates of 30% and 3% respectively, under the previous income tax law. Effective as of January 1, 2008, the Chinese government adopted a new income tax law, as further clarified by subsequent tax regulations implementing the new income tax law, which unified enterprise income tax payable by domestic and foreign-invested enterprises at 25.0%. For further details, see Item 3.D. “Risk Factors – Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operation results.”

NetEase Beijing was recognized as an “Advanced Technology Enterprise” and entitled to a reduced EIT rate of 10.0% for 2006 to 2007 and a full exemption from the local income tax for 2006 and 2007. Based on the HNTEs status granted under the new income tax law, NetEase Beijing will enjoy the preferential tax rate of 15.0% from 2008 to 2010.

Guangzhou Interactive was recognized as a “Software Enterprise” and a “High and New Technology Enterprise” respectively under the previous income tax law and subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3.0% from 2005 to 2007. In addition to the HNTEs status granted under the new income tax law, Guangzhou Interactive was qualified as “Key Software Enterprise” in 2008 and it therefore enjoyed a preferential tax rate of 10.0% for 2008.

Boguan was recognized as a “Software Enterprise” in September 2005 under the previous income tax law. It was exempted from EIT on its profits for 2006 and 2007 and is subject to a 50.0% reduction in EIT from 2008 to 2010. Boguan was subject to a 3.0% local income tax rate for 2006, and it was exempted from the 3.0% local income tax for 2007. In addition, Boguan was granted the HNTEs tax status and enjoys preferential tax rate of 15.0% from 2008 to 2010. Boguan paid its EIT at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted the HNTEs tax status in 2008, it would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the new income tax law and the related implementation guidelines. This rate was calculated by applying the 50.0% reduction for Software Enterprises against the 15.0% preferred tax rate applicable to its HNTEs status. When Boguan was granted the HNTEs tax status in December 2008, the relevant local tax authority refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform EIT rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTEs status. As such, Boguan recorded an additional tax payable of RMB23.3 million (US$3.4 million) in June 2009. Nevertheless, we believe the relevant tax rules are still not clear, and we will further discuss with the local tax authority to clarify whether Boguan is subject to EIT at a rate of 7.5% or 12.5%.

NetEase Hangzhou was recognized as a “Software Enterprise” in April 2007 and as a “High and New Technology Enterprise” in September 2007 under the previous income tax law. It was exempted from EIT on its profits from 2007 and 2008. It was subject to a 3.0% local income tax rate for 2007. Based on the HNTEs status granted under the new income tax law in December 2008, NetEase Hangzhou will enjoy the preferential tax rate of 15.0% from 2008 to 2010.

Youdao Information was recognized as a “High and New Technology Enterprise” under the previous income tax law in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was entitled to a full exemption from EIT in 2007. The applicable tax rate for Youdao Information is 25.0% in 2008 in accordance with the new income tax law.

Guangyitong Advertising, Ling Yi (dissolved in August 2007) and Youdao Computer (formed in September 2007) were subject to EIT at an overall income tax rate of 33.0% under the previous income tax law. Guangzhou NetEase was recognized as a “High and New Technology Enterprise” under the previous income tax law in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15.0% from 2004 to 2007. Effective January 1, 2008, Guangyitong Advertising, Guangzhou NetEase, Shanghai EaseNet and StormNet IT Shanghai are subject to EIT at the uniform rate of 25.0% under the new income tax law. Youdao Computer was subject to an EIT rate of 20.0% in 2008 under the new income tax law.

On January 1, 2007, we adopted Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, or FIN 48, issued by the FASB in June 2006 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. In connection with such adoption, we did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, and as of December 31, 2007 and 2008, we did not have any significant unrecognized uncertain tax positions. For the years ended December 31, 2007 and 2008, we did not have any interest and penalties associated with our tax positions.

Business Taxes

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for our revenues generally ranges from 3.0% to 5.0%. We are also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3.0% of the advertising services revenue.

In December 2007, Guangzhou NetEase received an approval from the Guangzhou local tax authority allowing it to deduct the service fees paid to its cooperative partners from its gross wireless value-added services revenue in deriving the amount of business tax payable in accordance with the relevant rules, implemented with retroactive effect from January 1, 2003. As a result, Guangzhou NetEase received a business tax refund in June 2008 of approximately RMB146.8 million (US$21.5 million) for the excess amount paid in previous years. Guangzhou NetEase has calculated its business taxes on this basis from January 1, 2008, subject to any change of policy by the local tax authority in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. We make our estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation. We do not have significant change in accounting estimates during the year.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games Services

We provide online games services through Guangzhou NetEase. Regarding the revenue recognition for our online games, we sell prepaid point cards and online points to the end users who may use the points on such cards for online game services provided by us. Proceeds received from the sales of prepaid point cards and online points are initially recorded as deferred revenue.

We earn revenue through providing online game services to players under two types of revenue models: a time-based revenue model and an item-based revenue model. For time-based model, revenue is recognized based upon the actual usage of the game playing time by players. For the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. In-game items have different life patterns: one-time use, limited life and permanent life. Revenues from the sales of one-time use in-game items are recognized upon consumption. Limited life items are either limited by the number of use, say 10 times or limited by time, says three months. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used. Players are allowed to use permanent life in-game items without any use or time limits. Revenues from the sales of permanent life in-game items are recognized based on the estimated lives of the in-game items. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent life in-game items. However, given the relatively short operating history of our item-based games, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the permanent life in-game items. We have adopted a policy of assessing the estimated lives of the permanent life in-game items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as we continue to gain more operating history and data of our item-based games. Any adjustments arising from changes in estimates of the lives of the permanent in-game items will be applied prospectively as such changes are resulted from new information indicating a change in the game player behavior patterns. Any changes in our estimate of lives of the permanent in-game items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

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

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into “cost per action”, or CPA, advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

Other Critical Accounting Policies and Estimates

Research and Development Costs

We recognize costs to develop our online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of online game products are not capitalized because the period before the date when technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period is insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2006, 2007 and 2008.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers, industry trend analysis and general and industry-specific economic and market conditions. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80.0%, in the case of direct customers, and 50.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100.0% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Stock-Based Payment” (“SFAS 123R”), which revises SFAS 123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, we are required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award.

We recognize the stock-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options).

We adopted the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R. We elected to implement SFAS 123R using the modified-prospective method, with no restatement of prior results. Under the modified prospective method, the valuation provisions of SFAS 123R applied to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation cost estimated for the SFAS 123R pro forma disclosures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Forfeitures were estimated based on our weighted average historical forfeiture rate to date. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. Prior to the adoption of SFAS 123R, we accounted for forfeitures as they occurred.

Our assumptions are based on our historical experience and expectation of future development. The assumptions used in calculating the fair value of share-based awards and related share-based compensation expenses represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or different assumptions are used, our share-based compensation expense could be materially different for any period.

Repurchase of Shares

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

On July 2, 2007, our board of directors approved a share repurchase program of up to US$120 million worth of our issued and outstanding ADSs for a period not to exceed 12 months. Pursuant to this program, approximately 2.8 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$46.4 million (including transaction costs) in open-market transactions. The share repurchase program ended on July 1, 2008.

On September 12, 2008, our board of directors approved a share repurchase program of up to US$100 million worth of our issued and outstanding ADSs for a period not to exceed 12 months. As of December 31, 2008, approximately 0.7 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of approximately US$13.1 million (including transaction costs). There have been no share repurchases from January 2009 up to the date of this annual report. The share repurchase program will end on September 11, 2009.

For details of the ADS repurchases conducted in 2008, see the share repurchase table in Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

We funded all of the foregoing repurchases from available working capital.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	1,856,062,971	83.7	1,932,634,947	83.8	2,498,518,103	84.0
Advertising services	285,772,653	12.9	305,057,556	13.2	405,887,007	13.6
Wireless value-added services and others	75,406,121	3.4	68,018,461	3.0	71,718,938	2.4

Total revenues	2,217,241,745	100.0	2,305,710,964	100.0	2,976,124,048	100.0
Business tax (expense)/benefit	(52,882,275)	(2.4)	(92,424,200)	(4.0)	108,460,101	3.6

Net revenues	2,164,359,470	97.6	2,213,286,764	96.0	3,084,584,149	103.6

Cost of revenues:

Online game services	(178,676,915)	(8.1)	(187,411,229)	(8.1)	(268,574,306)	(9.0)
Advertising services	(125,183,293)	(5.6)	(143,676,057)	(6.2)	(208,907,875)	(7.0)
Wireless value-added services and others	(77,437,973)	(3.5)	(84,365,760)	(3.7)	(82,123,181)	(2.8)

Total cost of revenues	(381,298,181)	(17.2)	(415,453,046)	(18.0)	(559,605,362)	(18.8)

Gross profit	1,783,061,289	80.4	1,797,833,718	78.0	2,524,978,787	84.8
Operating expenses:
Selling and marketing expenses	(170,142,691)	(7.7)	(235,318,304)	(10.2)	(221,551,138)	(7.4)
General and administrative expenses	(179,879,602)	(8.1)	(176,178,740)	(7.6)	(181,841,322)	(6.1)
Research and development expenses	(153,162,158)	(6.9)	(180,734,713)	(7.8)	(207,023,649)	(7.0)

Total operating expenses	(503,184,451)	(22.7)	(592,231,757)	(25.6)	(610,416,109)	(20.5)

Operating profit	1,279,876,838	57.7	1,205,601,961	52.4	1,914,562,678	64.3

Other income (expenses):
Investment income	340,721	0.0	474,446	0.0	1,517,890	0.1
Interest income	94,364,852	4.3	112,599,994	4.8	144,805,368	4.9
Exchange losses	(958,435)	(0.0)	(50,891,094)	(2.2)	(167,101,510)	(5.6)
Other, net	1,239,105	0.1	(1,084,240)	(0.1)	3,551,919	0.1

Profit before tax	1,374,863,081	62.0	1,266,701,067	54.9	1,897,336,345	63.8
Income tax expense	(132,485,543)	(6.0)	(2,689,309)	(0.1)	(300,673,321)	(10.1)

Profit after tax	1,242,377,538	56.0	1,264,011,758	54.8	1,596,663,024	53.7
Minority interests	400,046	(0.0)	74,364	(0.0)	24,883	(0.0)

Net profit	1,242,777,584	56.0	1,264,086,122	54.8	1,596,687,907	53.7
Unrealized gains on investments	—	—	1,332,300	0.1	—	—

Comprehensive Income	1,242,777,584	56.0	1,265,418,422	54.9	1,596,687,907	53.7

Share compensation cost included in:
Cost of revenues	(16,614,309)	(0.7)	(14,890,378)	(0.6)	(13,678,836)	(0.5)
Selling and marketing expenses	(21,147,343)	(1.0)	(14,357,336)	(0.6)	(8,564,177)	(0.3)
General and administrative expenses	(37,360,433)	(1.7)	(33,887,323)	(1.5)	(23,586,590)	(0.8)
Research and development expenses	(26,164,591)	(1.2)	(32,293,138)	(1.4)	(22,119,058)	(0.7)

Year Ended December 31, 2008 Compare to Year Ended December 31, 2007

Revenues

Total net revenues increased by 39.4% to RMB3,084.6 million (US$452.1 million) in 2008 from RMB2,213.3 million in 2007. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 85.2%, 12.1% and 2.7%, respectively, of our total net revenues in 2008. This compares with 84.4%, 12.6% and 3.0%, respectively, in 2007.

Online Games Services

Net revenues from online games services increased by 40.7% to RMB2,629.2 million (US$385.4 million) in 2008 from RMB1,868.9 million in 2007. This increase was mainly due to the continued growth in the number of users and average playing time per user of our in-house developed MMORPG, Fantasy Westward Journey. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,809,000 in December 2008 from 1,519,000 in December 2007, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 617,000 in December 2008 from approximately 546,000 in December 2007. The continued growth in popularity of Fantasy Westward Journey throughout 2008 was mainly attributable to new designs and features introduced during the year, together with the successful launching of a series of in-game marketing events and new expansion pack for the game in the year. In addition, revenue of Westward Journey Online II increased during the year. The number of peak concurrent players for Westward Journey Online II increased to approximately 575,000 in December 2008 from approximately 367,000 in December 2007, and the number of average concurrent players for Westward Journey Online II increased to approximately 198,000 in December 2008 from approximately 153,000 in December 2007. In addition, the open beta testing versions of our 3D item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively, which contributed a modest portion of revenue for the year. Revenue from Westward Journey Online III increased slightly as well upon its commercial launch in September 2007.

In addition, the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB133.9 million is allocated to the online game segment resulted in lower business tax expenses for online games service in 2008. Please see the discussion under “—Business Tax” above.

Advertising Services

Net revenues from advertising services increased by 33.1% to RMB371.4 million (US$54.4 million) in 2008 from RMB279.1 million in 2007, primarily due to the overall expansion of China’s online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) increased to approximately RMB900,000 (US$132,000) in 2008 from RMB623,000 in 2007. The number of traditional advertisers using the NetEase websites decreased to 411 in 2008 from 438 in 2007, with revenues from our top ten advertisers comprising 29.4% of our total advertising services revenues in 2008 as compared to 27.9% in 2007.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others increased by 28.7% to RMB84.0 million (US$12.3 million) in 2008 from RMB65.3 million in 2007. This increase was primarily driven by the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB12.9 million is allocated to the wireless value-added service and others segment and resulted in lower business tax expenses for wireless value-added service and others segment in 2008. Please see the discussion under “—Business Tax” above.

In addition, revenues from other value-added services increased as a result of our continuing enhancements to such services and integration of other value-added services and products.

Cost of Revenues

Our cost of revenues increased by 34.7% to RMB559.6 million (US$82.0 million) in 2008 from RMB415.5 million in 2007. The year-over-year increase was mainly due to an increase in staff-related cost, business tax on intra-group revenue, cost of third party content and technology cost. In 2008, costs relating to online games services, advertising services and wireless value-added services and others represented 48.0%, 37.3% and 14.7% of total cost of revenues, respectively, as compared with 45.1%, 34.6% and 20.3% of the cost of revenues, respectively, in 2007.

Online Games Services

Cost of revenues from our online games services increased by 43.3% to RMB268.6 million (US$39.4 million) in 2008 from RMB187.4 million in 2007. This increase in cost of revenues in 2008 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB57.9 million to RMB89.1 million (US$13.1 million) in 2008 from RMB31.2 million in 2007, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games department increased to 1,553 as of December 31, 2008 from 1,208 as of December 31, 2007.

•

Business tax payable on intra-group revenues related to online games from our VIEs increased by RMB23.4 million to RMB116.8 million (US$17.1million) in 2008 from RMB93.4 million in 2007 due to continued growth in the popularity of Fantasy Westward Journey, Westward Journey Online II and Westward Journey Online III and, to a lesser extent, due to the launch of the open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, in June and September 2008, respectively.

Advertising Services

Cost of revenues from our advertising services increased by 45.4% to RMB208.9 million (US$30.6 million) in 2008 from RMB143.7 million in 2007. The increases in cost of revenues in 2008 were primarily due to a combination of the following factors:

•

Cost of third party content for the NetEase websites increased by RMB37.6 million to RMB56.5 million (US$8.3 million) in 2008 from RMB18.9 million in 2007 as the 2008 Olympic Games caused an increase in the prices for content services.

•

Staff-related costs increased by RMB22.1 million to RMB78.9 million (US$11.6 million) in 2008 from RMB56.8 million in 2007, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels (mostly working on 2008 Olympic Games related assignments) for the NetEase websites to 550 as of December 31, 2008 from 386 as of December 31, 2007.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others decreased by 2.7% to RMB82.1 million (US$12.0 million) in 2008 from RMB84.4 million in 2007. This decrease in cost of revenues in 2008 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software decreased by RMB7.1 million to RMB35.8 million (US$5.3 million) in 2008 from RMB42.9 million in 2007, mainly because our various free services such as e-mail and photo related servers became fully depreciated during 2008.

•

Staff-related cost decreased by RMB3.3 million to RMB6.2 million (US$0.9 million) in 2008 from RMB9.5 million in 2007, mainly due to the decrease in salaries and other compensation payments, such as bonus and welfare benefits of RMB2.2 million (US$0.3 million) and a decrease in share-based compensation cost of RMB1.1 million (US$0.2 million) in 2008.

These decreases were partially offset by the following factors:

•

Business tax payable by us on intra-group revenue related to wireless and other value-added services from our VIEs increased by RMB2.9 million in 2008 as a result of a 28.7% increase in net revenue in 2008 compared to 2007.

•	Cost of accessory products sold in 2008 increased by RMB2.6 million to RMB4.0 million (US$0.6 million) from RMB1.4 million in 2007 due to increased market demand during 2008.

•

Bandwidth and server custody fees increased by RMB2.4 million to RMB29.6 million (US$4.3 million) in 2008 from RMB27.2 million in 2007, as a result of an increase in bandwidth usage by our free email service in 2008.

Gross Profit

Our gross profit increased by 40.4% to RMB2,525.0 million (US$370.1 million) in 2008 from RMB1,797.8 million in 2007.

The following table sets forth the audited consolidated gross profits and gross profit margins of our business activities for the periods indicated. The gross profit margins in 2007 and 2008 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
Gross profit (loss):
Online game services	1,681,446,765	2,360,610,078	346,003,676
Advertising services	135,451,607	162,478,816	23,815,143
Wireless value-added services and others	(19,064,654)	1,889,893	277,009

Total gross profit	1,797,833,718	2,524,978,787	370,095,828

Gross profit (loss) margin:
Online game services	90.0%	89.8%	89.8%
Advertising services	48.5%	43.7%	43.7%
Wireless value-added services and others	(29.2)%	2.2%	2.2%

Total gross profit margin	81.2%	81.9%	81.9%

The slight decrease in gross profit margin for online game services in 2008 was mainly due to the increased cost of revenues which outpaced the increase in net revenues. Higher cost of revenues was mainly the result of increased headcount and higher level of salaries and bonuses paid to the employees in our online game business in 2008, and increased business tax payable on intra-group revenues related to online games from our VIEs driven by a 40.7% increase in net revenue in 2008.

The decrease in gross profit margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased cost of third party content in relation to the 2008 Olympic Games.

The gross profit margin for wireless value-added services and others increased significantly in 2008 as compared to the gross loss margin in 2007 as a result of an increase in net revenues primarily due to the receipt of business tax refund in June 2008, plus a general decrease in cost of revenues mainly driven by decreased depreciation expenses as some servers associated with our various free e-mail and photo services became fully depreciated during 2008.

Operating Expenses

Total operating expenses increased by 3.1% to RMB610.4 million (US$89.5 million) in 2008 from RMB592.2 million in 2007. The increase was driven primarily by the increase in both general and administrative expenses and research and development expenses, partially offset by a decrease in selling and marketing expenses.

General and administrative expenses increased by 3.2% to RMB181.8 million (US$26.7 million) in 2008 from RMB176.2 million in 2007, primarily due to a combination of the following factors:

•	An increase in allowance for bad and doubtful debts of approximately RMB14.0 million (US$2.0 million) in 2008.

•	An increase in rental expenses of RMB3.3 million (US$0.5 million) in 2008.

These increases were partially offset by the following factors:

•	A decrease in share-based compensation cost of RMB10.3 million (US$1.5 million).

•

A decrease in depreciation expenses of RMB2.6 million (US$0.4 million) due to the fact that fewer fixed assets were purchased in 2008 compared to 2007 by general and administrative departments and certain fixed assets were fully depreciated during 2008.

Research and development expenses increased by 14.5% to RMB207.0 million (US$30.3 million) in 2008 from RMB180.7 million in 2007, primarily due to a combination of the following factors:

•

An increase in staff-related costs of approximately RMB27.5 million (US$4.0 million) in 2008, mainly as a result of increased headcount of program developers in our online games department, with higher salaries and other benefits paid to our research and development team during 2008. The above increase was partially offset by a decrease in share-based compensation cost of RMB10.3 million (US$1.5 million).

•

An increase in depreciation and amortization by RMB3.5 million (US$0.5 million) in 2008, mostly related to additional servers purchased to support Youdao search engine development and enhancement of new and existing services.

•	Licensing fees of RMB1.9 million (US$0.3 million) related to a new 3D game engine acquired in 2008.

Selling and marketing expenses decreased by 5.9% to RMB221.6 million (US$32.5 million) in 2008 from RMB235.3 million in 2007, primarily due to a combination of the following factors:

•

A decrease in marketing costs of approximately RMB43.6 million (US$6.4 million) in 2008 resulting from reduced advertising and marketing promotion related to Westward Journey Online III and reduced marketing spending on Fantasy Westward Journey, Westward Journey Online II and Popo Game in 2008.

•

A decrease in meeting fees, travel and transportation expenses of approximately RMB8.6 million (US$1.3 million) by advertising sales, content and online games departments due to tightened controls in 2008.

These decreases were partially offset by the following factors:

•

An increase in staff-related costs of our sales team of approximately RMB11.8 million (US$1.7 million) in 2008 due to increases in average headcount in our advertising and an increase in salaries and bonuses in online game departments in 2008.

•	An increase in labor cost of approximately RMB25.1 million (US$3.7 million) associated with the expansion of regional game promotion activities in China during 2008.

Allowances for Doubtful Accounts

As of December 31, 2008, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB250.9 million (US$36.8 million). After providing for doubtful accounts in the amount of RMB19.9 million (US$2.9 million), the net balance of accounts receivable was RMB231.0 million (US$33.9 million) as of December 31, 2008. The allowance for doubtful accounts consisted of general provisions of RMB13.1 million (US$1.9 million) and specific provisions of RMB6.8 million (US$1.0 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2008, we had two customers with a receivable balance exceeding 10.0% of the total accounts receivable balance. The approximate total accounts receivable of each such customer outstanding as of December 31, 2008 (and percentage of our total accounts receivable balances) were RMB36.1 million (US$5.3 million) or 14.4% and RMB30.9 million (US$4.5 million) or 12.3%, respectively.

Other Income (Expenses)

Other income in 2008 mainly consisted of interest income after deducting foreign exchange loss. Interest income increased to RMB144.8 million (US$21.2 million) in 2008 from RMB112.6 million in 2007, mainly due to an increase in bank deposits. The cash for such deposits was generated largely from our operations. We did not incur interest expense in 2008 and 2007. In 2008, we recognized a foreign exchange loss of RMB167.1 million (US$24.5 million) primarily due to the increase in translation loss related to our bank deposits denominated in US dollars and Euros, resulting from the depreciation in the exchange rates of the US dollar and/or the Euro against the Renminbi during the year. In 2007, we recognized an exchange loss of RMB50.9 million.

Income Tax

Income tax increased significantly to RMB300.7 million (US$44.1 million) in 2008 from RMB2.7 million in 2007. Our effective tax rate in 2008 was 15.8% as compared with 0.2% in 2007. The lower effective income tax rate in 2007 was mainly due to the receipt of an investment incentive tax refund and a tax benefit resulting from the increased deferred tax assets which were booked under applicable accounting standards at the new statutory income tax rate. The effective income tax rate of 15.8% in 2008 reflects the preferred tax rates applicable to certain of our subsidiaries under the new income tax laws effective January 1, 2008.

Net Profit

As a result of the foregoing, net profit increased by 26.3% to RMB1,596.7 million (US$234.0 million) in 2008 from RMB1,264.1 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Total net revenues increased by 2.3% to RMB2,213.3 million in 2007 from RMB2,164.4 million in 2006. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 84.4%, 12.6% and 3.0%, respectively, of our total net revenues in 2007. This compares with 84.6%, 12.1% and 3.3%, respectively, in 2006.

Online Games Services

Net revenues from online games services increased by 2.1% to RMB1,868.9 million in 2007 from RMB1,830.3 million in 2006. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,519,000 in December 2007 from 1,335,000 in December 2006, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 546,000 in December 2007 from approximately 453,000 in December 2006. The continued growth in popularity of Fantasy Westward Journey throughout 2007 was mainly attributable to the successful launching of new expansion packs for the game in the year. In addition, the number of peak concurrent players for Westward Journey Online III reached approximately 117,000 in December 2007, and the number of average concurrent users for Westward Journey Online III achieved approximately 49,000 in December 2007. This increase was offset in part by reduced revenues from our other principal online game, Westward Journey Online II. The number of peak concurrent players for Westward Journey Online II decreased to approximately 367,000 in December 2007 from approximately 440,000 in December 2006, and the number of average concurrent players for Westward Journey Online II decreased to approximately 153,000 in December 2007 from approximately 174,000 in December 2006.

Advertising Services

Net revenues from advertising services increased by 6.7% to RMB279.1 million in 2007 from RMB261.5 million in 2006, primarily due to the overall expansion of China’s online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) increased to approximately RMB623,000 in 2007 from RMB590,000 in 2006. The number of traditional advertisers using the NetEase websites increased to 438 in 2007 from 410 in 2006, with revenues from our top ten advertisers comprising 27.9% of our total advertising services revenues in 2007 as compared to 37.3% in 2006.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others decreased by 10.1% to RMB65.3 million in 2007 from RMB72.6 million in 2006. This decrease was primarily due to reduced revenues from SMS services resulting from our reduced marketing promotion of our SMS business and under-performing SMS products. The decrease was offset in part by increased revenues from our other value-added services as a result of our continuing enhancements to such services and integration of other value-added services and products.

Cost of Revenues

Our cost of revenues increased by 9.0% to RMB415.5 million in 2007 from RMB381.3 million in 2006. The year-over-year increase was mainly due to an increase in depreciation cost, staff-related cost, business tax on intra-group revenue, cost of third party content and technology cost. In 2007, costs relating to online games services, advertising services and wireless value-added services and others represented 45.1%, 34.6% and 20.3% of total cost of revenues, respectively, as compared with 46.9%, 32.8% and 20.3% of the cost of revenues, respectively, in 2006.

Online Games Services

Cost of revenues from our online games services increased by 4.9% to RMB187.4 million in 2007 from RMB178.7 million in 2006. This increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB9.9 million to RMB31.2 million in 2007 from RMB21.3 million in 2006, mainly as a result of an increase in the level of salaries and bonuses as well as an increase in the number of employees. The number of full time employees in our online games department increased to 1,208 as of December 31, 2007 from 1,052 as of December 31, 2006.

•

Business tax payable on intra-group revenues related to online games from our VIEs increased by RMB3.6 million to RMB93.4 million in 2007 from RMB89.8 million in 2006 due to continued growth in the popularity of Fantasy Westward Journey and the commercial launch of Westward Journey Online III in September 2007.

•	Depreciation and amortization costs of computers and software increased by RMB0.5 million to RMB8.9 million in 2007 from RMB8.4 million in 2006.

These increases were partially offset by the following factors:

•

Bandwidth and server custody fees decreased by RMB2.3 million to RMB19.3 million in 2007 from RMB21.6 million in 2006 due to the fact that reductions in fee rates charged by the service providers more than offset an increase in bandwidth usage caused by the rising volume of online game services.

•

Printing cost for prepaid point cards decreased by RMB1.7 million to RMB9.4 million in 2007 from RMB11.1 million in 2006, as a result of the reduced consumption of physical point cards in 2007 compared to 2006.

•	Revenue sharing expenses decreased by RMB1.5 million to RMB15.1 million in 2007 from RMB16.6 million in 2006 due to reduced business cooperation with the internet data centers in 2007.

Advertising Services

Cost of revenues from our advertising services increased by 14.8% to RMB143.7 million in 2007 from RMB125.2 million in 2006. The increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Cost of third party content for the NetEase websites increased by RMB7.5 million to RMB18.9 million in 2007 from RMB11.4 million in 2006, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•

Depreciation and amortization costs of computers and software increased by RMB4.7 million to RMB20.0 million in 2007 from RMB15.3 million in 2006, mainly due to additional servers purchased during the year to satisfy our ongoing business capacity requirements and to provide capacity for our newly launched search engine service, Youdao, in 2007.

•

Staff-related costs increased by RMB3.9 million to RMB56.8 million in 2007 from RMB52.9 million in 2006, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 386 as of December 31, 2007 from 293 as of December 31, 2006.

•

Bandwidth and server custody fees increased by RMB1.9 million to RMB25.1 million in 2007 from RMB23.2 million in 2006, as a result of an increase in bandwidth usage for supporting the continuous growth of traffic on the NetEase websites.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB0.8 million to RMB13.4 million in 2007 from RMB12.6 million in 2006, primarily due to increased demand for advertising spaces on the NetEase websites.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 9.0% to RMB84.4 million in 2007 from RMB77.4 million in 2006. This increase in cost of revenues in 2007 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software increased by RMB7.7 million to RMB42.9 million in 2007 from RMB35.2 million in 2006, mainly due to additional servers purchased during the year to meet the increase in demand for our various free services such as e-mail and album.

•	Bandwidth and server custody fees increased by RMB3.5 million to RMB27.2 million in 2007 from RMB23.7 million in 2006, as a result of an increase in bandwidth usage.

These increases were partially offset by the fact that staff-related costs decreased by RMB4.9 million to RMB9.5 million in 2007 from RMB14.4 million in 2006, as a result of decreased headcount due to the reorganization of our SMS business in 2007.

Gross Profit

Our gross profit increased by 0.8% to RMB1,797.8 million in 2007 from RMB1,783.1 million in 2006.

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

	For the Year Ended December 31,
	2006	2007
	RMB	RMB
Gross profit (loss):
Online game services	1,651,616,697	1,681,446,765
Advertising services	136,298,684	135,451,607
Wireless value-added services and others	(4,854,092)	(19,064,654)

Total gross profit	1,783,061,289	1,797,833,718

Gross profit (loss) margin:
Online game services	90.2%	90.0%
Advertising services	52.1%	48.5%
Wireless value-added services and others	(6.7)%	(29.2)%

Total gross profit margin	82.4%	81.2%

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

Operating Expenses

Total operating expenses increased by 17.7% to RMB592.2 million in 2007 from RMB503.2 million in 2006. Operating expenses as a percentage of total net revenue increased from 23.2% in 2006 to 26.8% in 2007. The increase was driven primarily by the increase in both selling and marketing expenses and research and development expenses.

Selling and marketing expenses increased by 38.3% to RMB235.3 million in 2007 from RMB170.1 million in 2006, primarily due to a combination of the following factors:

•	An increase in marketing costs of approximately RMB47.2 million for advertising and marketing promotion of Westward Journey Online III, Fantasy Westward Journey and Tianxia II in 2007.

•	An increase in labor cost of approximately RMB11.2 million associated with the expansion of regional game promotion activities in China during 2007.

•	An increase in transportation costs by approximately RMB2.1 million due to the increased level of promotional activities and events in 2007.

•

An increase in staff-related costs of our online game and advertising sales team of approximately RMB5.1 million in 2007. This increase was partially offset by the decrease in staff costs of approximately RMB3.8 million resulting from the reduction of the marketing team in the wireless department in 2007.

General and administrative expenses decreased by 2.1% to RMB176.2 million in 2007 from RMB179.9 million in 2006, primarily due to a combination of the following factors:

•

A decrease in professional fees of approximately RMB10.6 million associated with reduced expenses incurred for outside consultants by approximately RMB6.3 million in 2007, and the fact that the remaining cost of our zero coupon convertible subordinated notes of approximately RMB4.3 million was fully amortized in July 2006.

•	A decrease in allowance for bad and doubtful debts of approximately RMB12.8 million in 2007.

These decreases were substantially offset by the following factors:

•	An increase in staff-related costs by approximately RMB8.5 million in 2007, mainly as a result of an increase in the level of salaries and other compensation payments.

•

An increase in depreciation expense of approximately RMB11.9 million, mainly as a result of the purchase of computers and servers during 2007, and the full year depreciation expense in 2007 related to the decoration, improvements and the equipment installation expenditure for our offices in Guangzhou compared to the approximately six months of such depreciation expense in 2006.

Research and development expenses increased by 18.0% to RMB180.7 million in 2007 from RMB153.2 million in 2006, primarily due to an increase in staff-related costs by approximately RMB38.6 million in 2007, mainly as a result of increased headcount of program developers in our online games department and higher salaries and other benefits paid to our research and development team during 2007. The increase was partially offset by a decrease in research and development expense of approximately RMB11.6 million in 2007, resulting from a one-time write-off in software cost for our licensed online 3D game, Fly for Fun, in 2006.

Allowances for Doubtful Accounts

As of December 31, 2007, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB179.3 million. After providing for doubtful accounts in the amount of RMB12.6 million, the net balance of accounts receivable was RMB166.7 million as of December 31, 2007. The allowance for doubtful accounts consisted of general provisions of RMB4.9 million and specific provisions of RMB7.7 million.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2007, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. The approximate total outstanding accounts receivable balance then outstanding (and percentage thereon) was RMB18.6 million or 10.4%.

Other Income (Expenses)

Other income in 2007 mainly consisted of interest income. Interest income increased to RMB112.6 million in 2007 from RMB94.4 million in 2006, mainly due to an increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million zero coupon convertible subordinated notes issued in July 2003. We did not incur interest expense in 2007 and 2006. In 2007, we recognized an exchange loss of RMB50.9 million upon translating foreign-currency monetary assets and liabilities, primarily due to the rising value of the Renminbi against the US dollar in 2007. In 2006, we recognized an exchange loss of RMB1.0 million.

Income Tax

Income tax decreased significantly to RMB2.7 million in 2007 from RMB132.5 million in 2006. Our effective tax rate in 2007 was 0.2% as compared with 9.6% in 2006. This significant reduction in income tax was mainly due to the receipt of an investment incentive tax refund and the tax benefit resulted from the increased deferred tax assets which were booked under applicable accounting standards at the new statutory income tax rate.

Net Profit

As a result of the foregoing, net profit increased by 1.7% to RMB1,264.1 million in 2007 from RMB1,242.8 million in 2006.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers, acquisition of license rights and construction of our research and development center.

Operating Activities

Cash provided by operating activities was RMB2,017.8 million (US$295.8 million), RMB1,379.9 million and RMB1,596.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, cash provided by operating activities consisted primarily of our operating profit of RMB1,596.7 million (US$234.0 million), adjusted for, principally:

•	unrealized exchange losses of RMB166.7 million (US$24.4 million),

•	an increase in accounts payable and other liabilities totaling RMB162.7 million (US$23.8 million),

•	depreciation and amortization charges of RMB91.0 million (US$13.3 million),

•	an increase in accounts receivable of RMB72.9 million (US$10.7 million),

•	share-based compensation cost of RMB67.9 million (US$10.0 million),

•	an increase in prepayments and other current assets of RMB52.4 million (US$7.7 million),

•	a decrease in deferred tax assets of RMB47.2 million (US$6.9 million), and

•	an increase in allowance for doubtful accounts of RMB8.6 million (US$1.3 million).

For the year ended December 31, 2007, cash provided by operating activities consisted primarily of our operating profit of RMB1,264.1 million adjusted for, principally:

•	a decrease in accounts payable and other liabilities totaling RMB25.9 million,

•	depreciation and amortization charges of RMB99.1 million,

•	unrealized exchange losses of RMB50.9 million,

•	an increase in accounts receivable of RMB29.8 million,

•	a decrease in allowance for doubtful accounts of RMB5.3 million,

•	an increase in prepayments and other current assets of RMB16.5 million, and

•	an increase in deferred tax assets of RMB53.7 million.

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

Investing Activities

Cash used in investing activities was RMB3,409.3 million (US$499.7 million) for the year ended December 31, 2008, cash provided by investing activities was RMB952.3 million for the year ended December 31, 2007, and cash used in investing activities was RMB1,218.2 million for the year ended December 31, 2006.

For the year ended December 31, 2008, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB4,253.1 million (US$623.4 million), the purchase of fixed assets of RMB133.3 million (US$19.5 million), the investment in an associated company of RMB33.6 million (US$4.9 million), and the prepayment for license right of RMB27.5 million (US$4.0 million), partially offset by a receipt of government incentive on land use right of RMB15.0 million (US$2.2 million) and the uplift of matured time deposits of RMB1,042.8 million (US$152.8 million).

For the year ended December 31, 2007, cash provided by investing activities mainly consisted of the uplift of matured time deposits of RMB1,530.8 million, partially offset by an increase in the placement/rollover of time deposits of RMB476.3 million, the purchase of fixed assets of RMB71.5 million, and the prepayment for land use right of RMB27.0 million.

For the year ended December 31, 2006, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB2,164.9 million and the purchase of fixed assets of RMB142.5 million, partially offset by the uplift of matured time deposits of RMB1,125.1 million.

Financing Activities

Cash used in financing activities was RMB157.3 million (US$23.1 million), RMB960.4 million and RMB829.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, cash used in financing activities mainly consisted of company share repurchases of RMB165.7 million (US$24.3 million) and payment of other long-term payable of RMB10.0 million (US$1.5 million), partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB18.4 million (US$2.7 million).

For the year ended December 31, 2007, cash used in financing activities mainly consisted of company share repurchases of RMB1,003.7 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB43.2 million.

For the year ended December 31, 2006, cash used in financing activities mainly consisted of company share repurchases of RMB873.4 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB44.1 million.

We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Indebtedness

As of July 11, 2008, our then outstanding zero-coupon convertible subordinated notes due July 15, 2023 were fully converted into ordinary shares at the request of the noteholders pursuant to a redemption notice issued by us to the noteholders dated June 13, 2008. On May 17, 2007, we entered into a revolving loan facility with a Hong Kong commercial bank, which would be available, upon our request, for the refinancing of such notes upon redemption requests by noteholders. Such loan facility was cancelled in December 2007 and no amount had been drawn prior to its cancellation.

C.	RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2006, 2007 and 2008, we spent RMB153.2 million, 180.7 million and RMB 207.0 million (US$30.3 million), respectively, on research and development activities.

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

•

Substantially all of our online game revenues have been generated by games that use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Giant, Perfect World, Shanda and Kingsoft use primarily or entirely an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model and launched open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, in June and September 2008, respectively, but we cannot be certain that Tianxia II, Legend of Westward Journey and our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing pay-to-play games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected.

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

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of the research and development center in Hangzhou. In addition, we have contractual obligations in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC. The following sets forth our contractual obligations for long-term payables, operating leases, server custody fees, capital expenditures, and games licensed by Blizzard as of December 31, 2008:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2009	12,185,649	59,514,459	—	98,752,147	89,430	170,541,685
2010	3,664,270	—	—	—	75,191	3,739,461
2011	710,800	—	—	—	28,243	739,043
2012	—	—	—	—	11,400	11,400
Beyond 2012	—	—	200,000	—	3,325	203,325

	16,560,719	59,514,459	200,000	98,752,147	207,589	175,234,914

After Commercial Launch	Blizzard licensed game commitment* RMB
Contract Year One	202,469,100
Contract Year Two	161,534,100
Contract Year Three	160,169,600

Total	524,172,800

*	The figures are calculated on the possibility that StarCraft II is launched in 2009 and do not include our contractual obligations with regard to the licensing of World of Warcraft which was agreed in April 2009. In addition, as of December 31, 2008, Shanghai EaseNet is obligated to provide RMB109.6 million (US$16.1 million) for hardware to support the games over the three-year term of the license. The figures represent the amount of payments that we have guaranteed if and to the extent Shanghai EaseNet has insufficient funds to make such payments in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. Please refer to Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard” for further details.

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

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, certain portion of our cash is kept in U.S. dollars and Euro. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars, Euro and Renminbi. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollars or Euro at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar or Euro appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB167.1million (US$24.5 million) exchange loss in 2008. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standard Boards, or FASB, issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Accordingly, any business combinations we engage in will be recorded and disclosed following existing US GAAP until January 1, 2009. Adoption of SFAS 141R will not impact our accounting for business combinations closed prior to its adoption. We believe that the adoption of SFAS 141R will not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We believe that the adoption of SFAS 160 will not have a material impact on our consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110) relating to SFAS 123R which provides that in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R, under certain circumstances, the use of the simplified method beyond December 31, 2007 will remain acceptable. This SAB is effective January 1, 2008. The adoption of SAB 110 has not resulted in a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB statement No. 133 (“SFAS 161”). SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We believe that the adoption of SFAS 161 will not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends paragraph 11(d) of Statement 142 so that an entity will use its own assumptions about renewal or extension of an arrangement, adjusted for the entity-specific factors even when there is likely to be substantial cost or material modifications. In addition, FSP FAS 142-3 expands the required disclosure requirements about accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset, the weighted-average period prior to the next renewal or extension by major intangible asset class and the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset by major intangible asset class. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We believe that the adoption of FSP FAS 142-3 will not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position APB 14-1, “Accounting for Convertible Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. FSP APB 14-1 requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in a company’s consolidated statement of operations. FSP APB 14-1 requires retrospective application to the terms of instruments as they existed for all periods presented. FSP APB 14-1 is effective as of January 1, 2009 and early adoption is not permitted. As required by FSP APB 14-1, we estimated the fair value, as of the date of issuance, of our convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected three-year life of the convertible notes as a non-cash increase to interest expense in the historical periods. Although FSP APB 14-1 will have no impact on our actual past or future cash flows, it requires us to record a significant amount of non-cash interest expense as the debt discount is amortized that would not have occurred under previous GAAP. FSP APB 14-1 is applicable to us effective January 1, 2009. We estimate that the adoption of FSP APB 14-1 would have resulted in a total interest expense of RMB133.8 million recorded for the period from July 2003 to July 2006, thus it would have required us to record a transfer of RMB133.8 million from our retained earnings to additional paid-in capital as of January 1, 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We do not expect SFAS 162 to have a material impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names of our directors and executive officers, their ages as of June 1, 2009 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	37	Director and Chief Executive Officer
Onward Choi	38	Acting Chief Financial Officer
Zhonghui Zhan	37	Co-Chief Operating Officer
Alice Cheng(1)	48	Director
Denny Lee	41	Director
Joseph Tong(1)	46	Director
Lun Feng	49	Director
Michael Leung(1)	55	Director
Michael Tong	38	Director

(1)	Member of the audit, compensation and nominating committees.

Biographical Information

William Lei Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer. Mr. Ding stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in May 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

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

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Anhui Expressway Company Limited, Junefield Department Store Group Limited and Golden Harvest Entertainment (Holdings) Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the Responsible Officer of North Asia Strategic Advisors, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Michael Tong became a director of our company in June 2003. Mr. Tong previously served as our Co-Chief Operating Officer from July 2004 to March 2009. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.	Compensation

Director Compensation

In 2008, we paid each of Alice Cheng, Joseph Tong and Michael Leung the amount of US$4,500 per month for their services as independent non-executive directors for a total of US$162,000.

In addition, in 2008 we paid each of Denny Lee and Lun Feng US$1,000 per month for their services as non-executive directors for a total of US$24,000. We also paid Alice Cheng and Lun Feng US$12,860 and US$2,320 for Chinese individual income taxes on their behalf, respectively. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2008.

In 2008, we did not grant any stock options to our directors.

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

Executive Officer Compensation

The following table sets forth certain information concerning compensation paid during 2006, 2007 and 2008 to our executive officers, including Chief Executive Officer, Acting Chief Financial Officer, Co-Chief Operating Officer and former Co-Chief Operating Officer. In 2008, we did not grant any stock options to our executive officers.

	Annual Compensation				Long-Term Compensation
Fiscal Year	Salary (US$)	Housing and Cash Living Allowance (US$)	Bonus (US$)		Securities Underlying Options (#)	All Other Compensation (US$)
2008	556,177	96,536	1,241,650	(1)	—	467,815	(2)
2007	491,091	70,124	890,274	(1)	5,125,000	391,934	(2)
2006	296,561	33,673	550,974	(1)	—	54,623	(2)

(1)	Represents fixed and discretionary bonuses in the year earned and monthly bonuses in which such bonus amount was paid.
(2)	Represents PRC individual income taxes paid by our company on behalf of Mr. Michael Tong, a director and former Co-Chief Operating Officer and Mr. Onward Choi, Acting Chief Financial Officer.

Employment Agreements

We have entered into employment and related agreements with William Lei Ding, Onward Choi and Zhonghui Zhan, as described below.

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

Onward Choi. In July 2007, we entered into a new employment agreement with Onward Choi in connection with his promotion to the position of Acting Chief Financial Officer. This agreement provides for an annual salary of RMB1,524,600, plus a discretionary bonus to be determined by our company. Mr. Choi’s discretionary bonus in 2007 and 2008 were US$200,000 and US$220,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Choi is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then- current monthly base salary multiplied by six plus the number of years between July 2007 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in his employment agreement).

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

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Chief Executive Officer, Acting Chief Financial Officer, Co-Chief Operating Officer and former Co-Chief Operating Officer during 2008. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2008, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2008.

	Shares Acquired on	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2008 (#)		Value of Unexercised In-the-Money Options at December 31, 2008 (US$) (2)
Name	Exercise	(US$)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
William Lei Ding	—	—	—	—	—	—
Onward Choi	675,000	436,358	312,500	1,312,500	48,750	295,388
Zhonghui Zhan	1,000,000	761,900	4,765,000	1,755,000	2,425,891	335,414
Michael Tong (3)	—	—	5,468,750	2,656,250	2,759,875	716,500

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the closing market price of the shares on the exercise date.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$22.10 per ADS on the NASDAQ Global Select Market on December 31, 2008, less the exercise price of the applicable option.
(3)	Mr. Tong resigned from the position of our Co-Chief Operating Officer with effect from March 2009.

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

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.”

During the year 2008, our board met in person or passed resolutions by unanimous written consent 13 times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on September 5, 2008.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong and Michael Leung are currently the members of each of these committees.

In 2008, the audit committee met in person or passed resolutions by unanimous written consent six times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2008, the compensation committee held two meetings. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2008, the nominating committee held one meeting. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

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

D.	Employees

As of December 31, 2006, 2007 and 2008, we had 2,304, 2,368 and 3,048 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2008:

Accounting department	34
Administration	28
Advertising sales department	147
Content	550
Customer service	147
Human resources	17
Internal audit department	7
Investor relations	1
Legal	11
Marketing	21
Network administration department	33
Online game department	1,553
Product quality control and promotion	2
Product development	241
Search engine development department	114
Technology	64
Wireless department	57
Other	21

Total	3,048

In addition, as of December 31, 2008, we had 122 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.	Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2009 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our Chief Executive Officer, Acting Chief Financial Officer and Co-Chief Operating Officer, and

•	all current directors and executive officers as a group.

As of March 31, 2009, 3,210,732,881 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities.

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

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1) c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,406,000,000	43.8%

Executive Officers and Directors (2)
Onward Choi(3)	1,000,000	*
Zhonghui Zhan(5)	8,120,000	*
Alice Cheng	—	—
Denny Lee(6)	3,693,325	*
Joseph Tong	—	—
Lun Feng	—	—
Michael Leung	—	—
Michael Tong(4)	7,187,500	*

All current directors and executive officers as a group (9 persons)(7)	1,426,000,825	44.4%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director.
(2)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, the People’s Republic of China 100084.
(3)	Includes 375,000 and 625,000 shares subject to stock options exercisable within 60 days of March 31, 2009, which have an exercise price of US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of May 13, 2010 and March 14, 2012, respectively.
(4)	Includes 3,750,000, 2,500,000 and 937,500 shares subject to stock options exercisable within 60 days of March 31, 2009, which have an exercise price of US$0.3001, US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of August 16, 2009, May 13, 2010 and March 14, 2012, respectively.

(5)	Includes 3,600,000 ordinary shares held by Mr. Zhan and options for 2,500,000, 1,020,000 and 1,000,000 shares which are exercisable within 60 days of March 31, 2009, and have an exercise price of US$0.3001, US$0.4863 and US$0.728 per ordinary share, respectively, and an expiration date of August 16, 2009, May 13, 2010 and March 14, 2012, respectively.
(6)	Includes 2,443,325 ordinary shares held by Mr. Lee and options for 1,250,000 shares which are exercisable within 60 days of March 31, 2009, and have an exercise price of US$0.4863 per ordinary share, and an expiration date of May 13, 2010.
(7)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount includes 6,043,325 ordinary shares held by Mr. Zhan and Mr. Lee and options for 1,419,957,500 shares which are exercisable within 60 days of March 31, 2009.

As of March 31, 2009, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2009, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 72,045,305 ADSs were outstanding; and our ADSs were held by 24 U.S. holders of record.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. We have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31, 2008 as discussed in Item 5.A. “Operating Results – Basis of Presentation”.

Purchase of Property in Guangzhou

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer, Haobang. William Lei Ding, our Chief Executive Officer, director and major shareholder, entered into an agreement with Haobang to purchase the property and has paid a deposit, representing substantially all of the purchase price for the property, to Haobang. We requested Mr. Ding to initially purchase the property because we required the office space for our operations but Haobang was not able to issue proper title to it at the time. We also agreed with Mr. Ding that he would on-sell the property to our company at cost once the title and any other legal issues associated with the property were resolved. However, we believe that Haobang has breached its agreement with Mr. Ding by, among other reasons, not completing the registration for the transfer of the title of the property to Mr. Ding and creating a new mortgage on the property. We and Mr. Ding have been negotiating with Haobang regarding these breaches, however, these negotiations have been unsuccessful thus far. We and Mr. Ding have agreed that Mr. Ding would initiate legal action against Haobang at our cost to demand, among others, that it cause the mortgage to be discharged and complete the registration for the transfer of the title of the property to Mr. Ding. Mr. Ding is currently in arbitration proceedings with Haobang, and we deposited RMB82.0 million (US$12.0 million) with a court in Guangzhou as a security deposit in connection with the arbitration proceedings. The arbitration proceedings are currently in the preliminary stage. Mr. Ding has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title.

From the date we commenced occupying the property in July 2006 until the present time, we have not paid any rent for the property. However, we can provide no assurance as to whether we will be subject to future demands for past and current rental payments. In addition, we have incurred expenses for various improvements to the property and installations in the aggregate amount of approximately RMB70.1 million (US$10.3 million) as of December 31, 2008.

Moreover, although we have not been required to pay rent for the property, we have recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB9.4 million and RMB9.4 million (US$1.4 million) in 2007 and 2008, respectively. See Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Operating Expenses – General and Administrative Expenses.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7	Legal Proceedings

There are no material legal proceedings pending or, to our knowledge, threatened against us, except for our arbitration proceedings with Haobang as set forth above under Item 7.B. “Related Party Transaction – Purchase of Property in Guangzhou.”

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

	Sales Price
	High	Low
Annual highs and lows

2004	$14.62	$7.04
2005	$24.00	$9.39
2006	$25.25	$14.07
2007	$24.00	$13.45
2008	$27.16	$15.00

Quarterly highs and lows
First Quarter 2007	$21.86	$17.51
Second Quarter 2007	$19.54	$16.52
Third Quarter 2007	$19.35	$13.45
Fourth Quarter 2007	$24.00	$16.49
First Quarter 2008	$21.84	$16.23
Second Quarter 2008	$25.70	$18.97
Third Quarter 2008	$27.16	$19.02
Fourth Quarter 2008	$23.50	$15.00
First Quarter 2009	$27.12	$16.61

Monthly highs and lows
December 2008	$22.43	$17.34
January 2009	$22.92	$16.61
February 2009	$21.06	$18.25
March 2009	$27.12	$20.08
April 2009	$31.50	$25.54
May 2009	$34.98	$28.23

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2007 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to NetEase.com, Inc. and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Shareholders’ Suits. The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

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

China’s government imposes control over the convertibility of the Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for the Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of the Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of the Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

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

The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

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

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. See “– Cayman Islands Taxation” above. The United States does not have an income tax treaty with the Cayman Islands.

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

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

ADSs

As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

TAXATION OF U.S. HOLDERS

The discussion in “— Distributions on Ordinary Shares or ADSs” and “— Dispositions of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares or ADSs

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

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

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year. However, please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

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

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return).

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

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “— Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.

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

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income, or the income test, or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income, or the asset test. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill (generally an active asset). In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares and ADSs.

Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our assets, including goodwill, which may result in our being a PFIC.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of ordinary shares or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the Code, or QEF Election, or a mark-to-market election under Section 1296 of the Code, or Mark-to-Market Election. A U.S. Holder owning ordinary shares or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

If we are treated as a PFIC for any taxable year during which you hold ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs.

QEF Election. If you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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

If you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

One or more of our subsidiaries may also be classified as PFICs now or in the future, and furthermore, we or one or more of our subsidiaries may invest in the equity of other foreign corporations that are PFICs. In such cases, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs. U.S. Holders will not be able to make a QEF Election or a Mark-to-Market Election with respect to any of our subsidiaries that are PFICs, and there can be no assurance that U.S. Holders will be able to make such elections with respect to any other PFICs in which we or one or more of our subsidiaries invests.

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

TAXATION OF NON-U.S. HOLDERS

Distributions on Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

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

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

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

We have previously filed with the SEC our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our ADSs.

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

In accordance with NASDAQ Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our website at http://corp.163.com under the heading “Investor Info.” In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Please refer to Item 5.F. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

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

Evaluation of Disclosure Controls and Procedures

William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the fiscal year covered by this annual report. They have concluded that such disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management’s report on internal control over financial reporting and the related report of our independent registered public accounting firm are included in this annual report on pages F-1 and F-2, respectively.

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

Our board of directors has determined that Mr. Joseph Tong qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Tong is “independent” as that term is defined in NASDAQ Marketplace Rule 5605(c)(2)(A).

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

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2007 and 2008.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2007(1)	2008(1)
Audit fees(2)	$1,250	$1,348
Audit-related fees(3)	—	—
Tax fees(4)	81	36

Total	$1,331	$1,384

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately US$142,000 and US$131,000 in 2007 and 2008, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs
		US$		US$
January 1 through January 31, 2008	155,535	17.8062	155,535	81,552,021
February 1 through February 28, 2008	345,400	17.5079	500,935	75,504,789
March 1 through March 31, 2008	111,380	17.3354	612,315	73,573,974
April 1 through April 30, 2008	—	—	612,315	73,573,974
May 1 through May 31, 2008	—	—	612,315	73,573,974
June 1 through June 30, 2008	—	—	612,315	73,573,974
July 1 through July 31, 2008	—	—	612,315	73,573,974
August 1 through August 31, 2008	—	—	—	—
September 1 through September 30, 2008(2)	2,995	20.8715	2,995	99,937,490
October 1 through October 31, 2008	522,200	19.6672	525,195	89,667,287
November 1 through November 30, 2008	140,500	19.9146	665,695	86,869,283
December 1 through December 31, 2008	—	—	665,695	86,869,283

Total	1,278,010

(1)	Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.
(2)	During 2008, we announced a share repurchase program authorized by our board of directors. We also announced a share repurchase program authorized by our board of directors in July 2007 which expired in July 2008. Details of these share repurchase programs are set forth below:

Share Repurchase Programs authorized on	Amount Authorized	Expiration Date
	(US$)
September 12, 2008	100,000,000	September 11, 2009
July 2, 2007	120,000,000	July 1, 2008

Item 16F.	Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.	Corporate Governance

None.

PART III

Item 17.	Financial Statements

The company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	Employment Agreement dated August 13, 1999 between NetEase.com, Inc. and William Lei Ding (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.3	Addendum to Employment Agreement between NetEase.com, Inc. and William Lei Ding dated November 25, 2005 (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.4	Employment Agreement dated July 1, 2007 between NetEase.com Inc. and Onward Choi (incorporated by reference to Exhibit 4.4 to the company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 26, 2008)

4.5	Employment Agreement dated May 17, 2006 between NetEase.com, Inc. and Zhonghui Zhan (incorporated by reference to Exhibit 4.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.6	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.7	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.8	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.9	Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.10	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.11	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.12	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.13	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.14	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.15	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.16	Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.17	Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.18	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.19	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.20	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.21	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.22	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.23	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.24	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-3 (file no. 333-109628) filed with the Securities and Exchange Commission on October 10, 2003)

4.25	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.26	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.27	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.28	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.29	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and NetEase (Hangzhou) Network Co., Ltd. effective as of January 1, 2007 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.30	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd., Guangzhou NetEase Interactive Entertainment Limited and NetEase Information Technology (Beijing) Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.31	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and Guangzhou Boguan Telecommunication Technology Limited effective as of January 1, 2006 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.32	Cooperative Agreement between NetEase Information Technology (Beijing) Co., Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.33	Cooperative Agreement between Guangzhou NetEase Interactive Entertainment Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

8.1	Subsidiaries of NetEase.com, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King and Wood

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	June 30, 2009

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 30, 2009

Consolidated Balance Sheets

	Note	December 31, 2007	December 31, 2008	December 31, 2008
		RMB	RMB	US$
Assets

Current assets:
Cash		2,482,820,821	793,407,922	116,292,843
Time deposits		1,675,813,944	4,820,000,100	706,485,907
Accounts receivable, net	4	166,727,514	231,030,576	33,863,038
Prepayments and other current assets	5	45,143,728	104,092,051	15,257,172
Deferred tax assets	10(c)	65,787,113	25,248,842	3,700,820

Total current assets		4,436,293,120	5,973,779,491	875,599,780

Non-current assets:
Non-current rental deposit		3,033,171	3,443,249	504,690
Property, equipment and software, net	6	183,471,666	258,787,534	37,931,482
Land use right, net	7	26,956,800	12,563,485	1,841,478
Prepayment for license right	8	—	27,463,600	4,025,445
Deferred tax assets	10(c)	19,060,225	12,444,636	1,824,058
Other long-term assets	9	16,844,399	57,411,308	8,414,996

Total non-current assets		249,366,261	372,113,812	54,542,149

Total assets		4,685,659,381	6,345,893,303	930,141,929

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	14	641,778,908	—	—
Accounts payable		89,143,868	119,829,878	17,563,925
Salary and welfare payable	16	68,653,742	94,922,963	13,913,223
Taxes payable	11	92,438,670	104,754,356	15,354,248
Deferred revenue	13	354,966,697	447,725,795	65,624,888
Accrued liabilities	12	29,844,067	61,815,070	9,060,472

Total current liabilities		1,276,825,952	829,048,062	121,516,756

Long-term Payable:
Other long-term payable		10,200,000	200,000	29,315

Total long-term payable		10,200,000	200,000	29,315

Total liabilities		1,287,025,952	829,248,062	121,546,071

Commitments and contingencies	19

Minority interests		207,798	209,265	30,673

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,036,270,590 shares issued and outstanding as of December 31, 2007 and 3,206,468,735 shares issued and outstanding as of December 31, 2008	15,20	2,525,952	2,642,105	387,263
Additional paid-in capital	15,20	—	578,845,159	84,843,556
Statutory reserves		168,729,214	195,872,087	28,709,723
Accumulated other comprehensive income		1,332,300	—	—
Retained earnings		3,225,838,165	4,739,076,625	694,624,643

Total shareholders’ equity	23	3,398,425,631	5,516,435,976	808,565,185

Total liabilities and shareholders’ equity		4,685,659,381	6,345,893,303	930,141,929

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

	Note	For the year ended December 31,
		2006	2007	2008	2008
		RMB	RMB	RMB	US$
Revenues:
Online game services		1,856,062,971	1,932,634,947	2,498,518,103	366,217,384
Advertising services		285,772,653	305,057,556	405,887,007	59,492,416
Wireless value-added services and others		75,406,121	68,018,461	71,718,938	10,512,120

		2,217,241,745	2,305,710,964	2,976,124,048	436,221,920
Business tax (expense)/benefit	10(b)	(52,882,275)	(92,424,200)	108,460,101	15,897,413

Net revenues		2,164,359,470	2,213,286,764	3,084,584,149	452,119,333
Cost of revenues		(381,298,181)	(415,453,046)	(559,605,362)	(82,023,505)

Gross profit		1,783,061,289	1,797,833,718	2,524,978,787	370,095,828

Operating expenses:
Selling and marketing expenses		(170,142,691)	(235,318,304)	(221,551,138)	(32,473,600)
General and administrative expenses		(179,879,602)	(176,178,740)	(181,841,322)	(26,653,180)
Research and development expenses		(153,162,158)	(180,734,713)	(207,023,649)	(30,344,250)

Total operating expenses		(503,184,451)	(592,231,757)	(610,416,109)	(89,471,030)

Operating profit		1,279,876,838	1,205,601,961	1,914,562,678	280,624,798
Other income (expenses):
Investment income		340,721	474,446	1,517,890	222,483
Interest income		94,364,852	112,599,994	144,805,368	21,224,678
Exchange losses		(958,435)	(50,891,094)	(167,101,510)	(24,492,709)
Other, net		1,239,105	(1,084,240)	3,551,919	520,617

Profit before tax		1,374,863,081	1,266,701,067	1,897,336,345	278,099,867
Income tax	10(a)	(132,485,543)	(2,689,309)	(300,673,321)	(44,070,842)

Profit after tax		1,242,377,538	1,264,011,758	1,596,663,024	234,029,025
Minority interests		400,046	74,364	24,883	3,647

Net profit		1,242,777,584	1,264,086,122	1,596,687,907	234,032,672
Unrealized gains on investments		—	1,332,300	—	—

Comprehensive Income		1,242,777,584	1,265,418,422	1,596,687,907	234,032,672

Earnings per share, basic	18	0.38	0.41	0.51	0.07

Earnings per ADS, basic		9.61	10.24	12.81	1.88

Earnings per share, diluted	18	0.36	0.38	0.49	0.07

Earnings per ADS, diluted		8.91	9.55	12.34	1.81

Weighted average number of ordinary shares outstanding, basic	18	3,231,832,008	3,086,451,412	3,117,117,306	3,117,117,306

Weighted average number of ADS outstanding, basic		129,273,280	123,458,056	124,684,692	124,684,692

Weighted average number of ordinary shares outstanding, diluted	18	3,498,405,110	3,307,538,379	3,234,214,324	3,234,214,324

Weighted average number of ADS outstanding, diluted		139,936,204	132,301,535	129,368,573	129,368,573

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

								Accumulated other	Total
	Ordinary shares		Additional	Treasury stock		Statutory	Retained	comprehensive	shareholders’
	Share	Amount	paid-in capital	Share	Amount	reserves	earnings	income	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2005	3,263,526,525	2,700,407	1,129,733,009	—	—	135,238,835	1,123,210,272	210,838	2,391,093,361
Ordinary shares issued upon exercise of employee stock options	44,488,200	35,338	44,092,079	—	—	—	—	—	44,127,417
Repurchase of shares	—	—	—	(149,629,675)	(873,406,019)	—	—	—	(873,406,019)
Cancellation of repurchased shares	(112,990,000)	(89,804)	(684,514,116)	112,990,000	684,603,920	—	—	—	—
Share-based compensation cost (Note 17(a))	—	—	101,286,676	—	—	—	—	—	101,286,676
Appropriation to statutory reserves	—	—	—	—	—	27,879,093	(27,879,093)	—	—
Net profit	—	—	—	—	—	—	1,242,777,584	—	1,242,777,584
Reversal of translation adjustment	—	—	—	—	—	—	—	(210,838)	(210,838)

Balance as of December 31, 2006	3,195,024,725	2,645,941	590,597,648	(36,639,675)	(188,802,099)	163,117,928	2,338,108,763	—	2,905,668,181

Ordinary shares issued upon exercise of employee stock options	39,681,250	32,052	43,201,379	—	—	—	—	—	43,233,431
Ordinary shares issued upon conversion of convertible notes	24,922,115	19,195	92,405,555	—	—	—	—	—	92,424,750
Repurchase of shares	—	—	—	(186,717,825)	(1,003,747,328)	—	—	—	(1,003,747,328)
Cancellation of repurchased shares	(223,357,500)	(171,236)	(821,632,757)	223,357,500	1,192,549,427	—	(370,745,434)	—	—
Share-based compensation cost (Note 17(a))	—	—	95,428,175	—	—	—	—	—	95,428,175
Appropriation to statutory reserves	—	—	—	—	—	5,611,286	(5,611,286)	—	—
Net profit	—	—	—	—	—	—	1,264,086,122	—	1,264,086,122
Unrealized gains on investments	—	—	—	—	—	—	—	1,332,300	1,332,300

Balance as of December 31, 2007	3,036,270,590	2,525,952	—	—	—	168,729,214	3,225,838,165	1,332,300	3,398,425,631

Ordinary shares issued upon exercise of employee stock options	19,427,900	13,322	18,393,913	—	—	—	—	—	18,407,235
Ordinary shares issued upon conversion of convertible notes	182,720,495	125,034	601,900,538	—	—	—	—	—	602,025,572
Repurchase of shares	—	—	—	(31,950,250)	(165,726,730)	—	—	—	(165,726,730)
Cancellation of repurchased shares	(31,950,250)	(22,203)	(109,397,953)	31,950,250	165,726,730	—	(56,306,574)	—	—
Share-based compensation cost (Note 17(a))	—	—	67,948,661	—	—	—	—	—	67,948,661
Appropriation to statutory reserves	—	—	—	—	—	27,142,873	(27,142,873)	—	—
Net profit	—	—	—	—	—	—	1,596,687,907	—	1,596,687,907
Disposal of investments	—	—	—	—	—	—	—	(1,332,300)	(1,332,300)

Balance as of December 31, 2008	3,206,468,735	2,642,105	578,845,159	—	—	195,872,087	4,739,076,625	—	5,516,435,976

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	1,242,777,584	1,264,086,122	1,596,687,907	234,032,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,370,029	99,110,799	90,962,041	13,332,655
Share-based compensation cost	101,286,676	95,428,175	67,948,661	9,959,496
Allowance/(reversal) of provision for doubtful debts	7,487,619	(5,334,898)	8,604,654	1,261,217
Amortization of issuance cost of convertible notes	4,331,016	—	—	—
Loss on disposal of property, equipment and software	586,254	830,169	316,916	46,452
Write-off of property, equipment and software	13,663,387	—	—	—
Unrealized exchange losses	584,612	50,891,094	166,712,075	24,435,628
Equity share of loss from associated companies	—	551,042	2,028,154	297,274
Share of loss by minority interests	(400,046)	(74,364)	(24,884)	(3,647)
Others	—	278,322	(16,306)	(2,390)
Changes in operating assets and liabilities:
Accounts receivable	(69,580,977)	(29,756,151)	(72,907,716)	(10,686,364)
Prepayments and other current assets	(13,921,921)	(16,535,099)	(52,387,633)	(7,678,657)
Deferred tax assets	(5,744,969)	(40,112,645)	40,538,271	5,941,850
Deferred tax assets - non-current	(5,502,361)	(13,557,864)	6,615,589	969,672
Accounts payable	45,117,500	945,594	32,756,625	4,801,264
Salary and welfare payables	9,411,771	13,216,566	26,269,221	3,850,381
Taxes payable	23,434,362	(2,750,313)	12,315,686	1,805,157
Deferred revenue	154,049,749	(30,754,023)	92,759,098	13,596,057
Deferred tax liabilities	(549,100)	(3,391,754)	—	—
Accrued liabilities	10,707,608	(3,168,330)	(1,379,171)	(202,150)

Net cash provided by operating activities	1,596,108,793	1,379,902,442	2,017,799,188	295,756,567

Cash flows from investing activities
Purchase of property, equipment and software	(142,513,502)	(71,515,551)	(133,329,185)	(19,542,570)
Proceeds from sale of property, equipment and software	148,076	55,675	280,714	41,145
Prepayment for land use right	—	(26,956,800)	(822,182)	(120,510)
Incentive received on land use right	—	—	15,000,000	2,198,608
Prepayment of license right	—	—	(27,463,600)	(4,025,445)
Prepayment for royalties	—	—	(13,687,749)	(2,006,266)
Investments in associated companies	—	(2,500,000)	(33,559,525)	(4,918,948)
Net cash paid upon closure of VIE	—	(1,217,831)	—	—
Net change in time deposits with terms of three months	(563,980,613)	160,300,370	(520,970,208)	(76,360,602)
Placement/rollover of matured time deposits	(1,600,926,277)	(636,577,729)	(3,732,114,167)	(547,030,292)
Uplift of matured time deposits	1,125,107,444	1,530,798,027	1,042,752,487	152,840,233
Net increase in other assets	(36,077,586)	(87,737)	(5,344,734)	(783,398)

Net cash (used in) provided by investing activities	(1,218,242,458)	952,298,424	(3,409,258,149)	(499,708,045)

Cash flows from financing activities:
Proceeds from employees exercising stock options	44,127,417	43,232,921	18,407,235	2,698,019
Repurchase of company shares	(873,406,019)	(1,003,747,328)	(165,726,730)	(24,291,203)
Payments for other long-term payable	(177,256)	(177,256)	(10,000,000)	(1,465,738)
Capital contribution from minority shareholders	400,046	282,162	26,351	3,862

Net cash used in financing activities	(829,055,812)	(960,409,501)	(157,293,144)	(23,055,060)

Effect of exchange rate changes on cash held in foreign currencies	(28,078,078)	(95,447,070)	(140,660,794)	(20,617,192)

Net increase (decrease) in cash	(479,267,555)	1,276,344,295	(1,689,412,899)	(247,623,730)
Cash, beginning of the year	1,685,744,081	1,206,476,526	2,482,820,821	363,916,573

Cash, end of the year	1,206,476,526	2,482,820,821	793,407,922	116,292,843

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	125,238,532	71,797,010	250,080,776	36,655,299
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	684,603,920	1,192,549,427	165,726,730	24,291,203
Fixed asset purchases financed by accounts payable	20,051,899	6,112,886	37,302,324	5,467,545
Conversion of convertible notes to ordinary shares	—	92,424,750	602,041,878	88,243,588

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market in the United States of America since July 2000. As of December 31, 2008, the Company had nine subsidiaries and six variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

Details of the controlled entities and consolidated VIEs are described below:

Name	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (Formerly known as NetEase Yodao Information Technology (Beijing) Co., Ltd.) (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Guangzhou NetEase Information Technology Limited (“Guangzhou Information”)	Guangzhou, China June 24, 2008

1.	Organization and Nature of Operations (Con’d)

(a)	The Group (Cont’d)

Name	Place and date of incorporation
Consolidated VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Beijing NetEase Youdao Computer System Co., Ltd. (Formerly known as Beijing NetEase Yodao Computer System Co., Ltd.) (“Youdao Computer”)	Beijing, China September 4, 2007

Shanghai EaseNet Network Technology Limited (“SH EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (Formerly known as “Hong Kong NetEase Computer Technology Limited”) (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Limited (“StormNet IT SH”)	Shanghai, China December 9, 2008

The Group dissolved NetEase Information Technology (Shanghai) Co., Ltd. in February 2006. Guangzhou Ling Yi Electronics Technology Ltd., a VIE of the Group, was dissolved in August 2007.

In September 2007, Guangzhou NetEase and three Chinese citizens incorporated a domestic enterprise, Youdao Computer, for the purpose of applying for an internet content provider license under the applicable Chinese telecommunication laws to operate the Group’s own proprietary internet search engine, Youdao.

In November 2007, the Company incorporated two new investment holding companies in Hong Kong, namely Hong Kong NetEase Interactive and NetEase Hong Kong. These new investment holding companies have become the holding companies of the Company’s various foreign investment enterprises in China.

1.	Organization and Nature of Operations (Cont’d)

(a)	The Group (Cont’d)

In August 2008 and April 2009, Blizzard Entertainment, Inc. (“Blizzard”) agreed to license certain online games to SH EaseNet for operation in China. SH EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to SH EaseNet. The joint venture currently consists of two companies, StormNet IT HK and StormNet IT SH. SH EaseNet, StormNet IT HK and StormNet IT SH did not have significant operation in 2008.

In June 2008, the Company incorporated Guangzhou Information in China, which will operate along with the Group’s other PRC subsidiaries in providing technical consulting and related services to the VIEs.

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 1(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase, Guangyitong Advertising, and Ling Yi (dissolved in August 2007) are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Management believes that the Group’s present operations are structured to comply with the Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2.	Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority investors reported as minority interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. On January 1, 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”). FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entities’ expected losses, receive a majority of the entity’s expected residual returns, or both.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the ability to estimate lives of the permanent in-game items, the determination of whether sales prices are fixed or determinable and collection is probable or reasonably assured and the recoverability of accounts receivable, research and development costs, software development costs, deferred tax assets and the determination of uncertain tax positions, useful lives of property, equipment and software and intangibles, and fair value of the Company’s stock options.

(c)	Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi (dissolved in August 2007) net of sales discount.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (cont’d)

(i)	Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent in-game items. The Group assesses the estimated lives of the permanent in-game items for the item-based games on a quarterly basis. Adjustments arising from the changes of estimated lives of permanent in-game items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavior patterns.

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

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for advertising barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (cont’d)

(ii)	Advertising services (cont’d)

For the years ended December 31, 2006, 2007 and 2008, the Group engaged in certain advertising barter transactions for which the fair value was not determinable within the limits of EITF 99-17 and APB 29, as amended by FAS 153 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

Other fee-based premium services revenues, operated on a monthly subscription basis, are derived principally from providing premium e-mail, friends matching and dating services and photo services. Prepaid subscription revenues are deferred and are recognized by the Group on a straight-line basis over the period in which the services are provided.

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

2.	Principal Accounting Policies (Cont’d)

(e)	Research and development costs (cont’d)

Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of on-line game products are not capitalized because the period before the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2006, 2007 and 2008.

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

Cash represents cash on hand and demand deposits placed with large reputable banks or financial institutions in Hong Kong or China with terms of less than three months. As of December 31, 2007, there were demand deposits with terms of less than three months denominated in US dollars and HK dollars amounting to US$265.6 million and approximately HK$17,000, respectively (equivalent to approximately RMB1.8 billion and RMB15,000, respectively). As of December 31, 2008, there were demand deposits with terms of less than three months denominated in US dollars and HK dollars amounting to US$84.3 million and approximately HK$249,000, respectively (equivalent to approximately RMB575.5 million and RMB220,000, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2007, there were time deposits denominated in US dollars amounting to US$0.4 million (equivalent to approximately RMB2.5 million). As of December 31, 2008, there were time deposits denominated in US dollars and Euro amounting to US$31.5 million and Euro77.1 million (equivalent to approximately RMB214.7 million and 745.0 million, respectively).

As of December 31, 2006, the Company had a lien in an amount of US$50,000 on its deposit balance with respect to its corporate credit card servicing agreement with a commercial bank in Hong Kong. The lien was cancelled as a result of the Company’s termination of the corporate credit card servicing agreement with the commercial bank in December 2007. The Company had no lien arrangement during 2008.

2.	Principal Accounting Policies (Cont’d)

(g)	Financial instruments

The Group’s financial instruments, including cash and time deposits with maturity terms no longer than one year, accounts receivable and accounts payable, are carried at cost as of the balance sheet dates. The carrying values approximate their fair values due to the short maturities of these instruments.

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

(h)	Investment in associated companies

Investments in associated companies in which the Company is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under other long-term assets in the consolidated balance sheets.

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

2.	Principal Accounting Policies (Cont’d)

(i)	Property, equipment and software (Cont’d)

When the Company retires or disposes its property, equipment and software, it records any gain or loss arising from the retirement or disposal under Other, net in its consolidated statements of operations and comprehensive income.

(j)	Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB20.7 million, RMB52.1 million and RMB12.1 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

The financial records of one of the Company’s previously owned subsidiary were maintained in US dollars, which was its functional currency. For consolidation purposes, the assets and liabilities of such entity were translated at the exchange rates at the balance sheet dates, equity accounts were translated at historical exchange rates and revenues, expenses, gains and losses were translated using the average exchange rate for the year. Translation adjustments were reported as cumulative translation adjustments and were shown as a separate component of the accumulated other comprehensive income in the consolidated statements of shareholders’ equity. The cumulative translation adjustments of RMB 210,838 were charged to the consolidated statements of operations and comprehensive income upon the dissolution of that subsidiary in 2006.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

2.	Principal Accounting Policies (Cont’d)

(l)	Stock-based compensation (Cont’d)

The Company recognizes the stock-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options).

The Company adopted the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R. The Company elected to implement SFAS 123R using the modified-prospective method, with no restatement of prior results. Under the modified prospective method, the valuation provisions of SFAS 123R applied to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation cost estimated for the SFAS 123R pro forma disclosures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate to date. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. Prior to the adoption of SFAS 123R, the Company accounted for forfeitures as they occurred. See Note 17 for further information regarding stock-based compensation assumptions and expense.

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

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, as a result of the implementation of FIN 48. As of December 31, 2007 and 2008, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties associated with tax positions for the years ended December 31, 2007 and 2008, respectively.

2.	Principal Accounting Policies (Cont’d)

(m)	Taxation (Cont’d)

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

When calculating the fully diluted earnings per ADS for the years ended December 31, 2006, 2007 and 2008, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding whether the Company’s market prices of the Company’s ADS at each balance sheet date exceeds the pre-scripted conversion price of the Convertible Notes.

(o)	Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other two reserve funds is at the discretion of the board of directors of the respective company.

2.	Principal Accounting Policies (Cont’d)

(o)	Statutory reserves (Cont’d)

At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the board of directors of the respective companies.

The general reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in the registered capital of the respective companies. The enterprise expansion fund can be used to expand production or to increase capital. The staff bonus and welfare fund is available to fund payments of special bonuses to staff and for collective welfare benefits. Upon approval by the Board of Directors, the discretionary surplus can be used to offset accumulated losses or to increase capital.

The staff bonus and welfare fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances, and therefore, are not available for distribution except in liquidation.

The Company’s subsidiaries and VIEs incorporated in China did not make appropriation to enterprise expansion fund, staff bonus and welfare fund or discretionary surplus fund for the years ended December 31, 2006, 2007 and 2008.

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	RMB (in million)	RMB (in million)	RMB (in million)
NetEase Beijing	23.6	—	—
Boguan	2.1	—	—
Guangzhou NetEase	2.2	0.9	1.9
NetEase Hangzhou	—	4.7	25.2

	27.9	5.6	27.1

For the years ended December 31, 2007 and 2008, NetEase Beijing, Guangzhou Interactive and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies. The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2006, 2007 and 2008 as a result of their respective accumulated loss position.

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

There was no income tax expense/benefit associated with the reported component of other comprehensive income for the years ended December 31, 2006, 2007 and 2008.

(r)	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 21) for details on the Group’s business segments.

(s)	Recently issued accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations “ (“SFAS 141R”). This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing US GAAP until January 1, 2009. Adoption of SFAS 141R will not impact the Company’s accounting for business combinations closed prior to its adoption. The Company believes that the adoption of SFAS 141R will not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company believes that the adoption of SFAS 160 will not have a material impact on its consolidated financial statements.

2.	Principal Accounting Policies (Cont’d)

(s)	Recently issued accounting pronouncements (Cont’d)

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110) relating to SFAS 123R which provides that in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R, under certain circumstances, the use of the simplified method beyond December 31, 2007 will remain acceptable. This SAB is effective January 1, 2008. The adoption of SAB 110 has not resulted in a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB statement No. 133 (“SFAS 161”). SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company believes that the adoption of SFAS 161 will not have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends paragraph 11(d) of Statement 142 so that an entity will use its own assumptions about renewal or extension of an arrangement, adjusted for the entity-specific factors even when there is likely to be substantial cost or material modifications. In addition FSP FAS 142-3 expands the required disclosure requirements about the accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset, the weighted-average period prior to the next renewal or extension by major intangible asset class and the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset by major intangible asset class. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company believes that the adoption of FAS 142-3 will not have a material impact on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position APB 14-1, “Accounting for Convertible Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. FSP APB 14-1 requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in a company’s consolidated statement of operations. FSP APB 14-1 requires retrospective application to the terms of instruments as they existed for all periods presented. FSP APB 14-1 is effective as of January 1, 2009 and early adoption is not permitted. See Note 14 for further information.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material impact on its consolidated financial statements.

3.	Concentrations

(a)	Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(b)	Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

The Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2007 and 2008 were as follows:

	December 31, 2007	December 31, 2008
Customer A	10.4%	12.3%
Customer B	—	14.4%

With respect to the account receivable balances of the above-mentioned significant customers, the Company set up an allowance for doubtful accounts totaling approximately RMB40,000 and RMB6.0 million as of December 31, 2007 and 2008, respectively.

(c)	Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2006, 2007 and 2008.

(d)	Online Games

The Company derived a combined total of 84.6%, 81.4% and 73.5% of its total net revenues for the years ended December 31, 2006, 2007 and 2008, respectively from two massively multi-player online role-playing games (“MMORPG”), Westward Journey Online II and Fantasy Westward Journey.

4.	Allowance for Doubtful Accounts

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008:

	Balance at January 1,	Charged to (write-back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2006	21,673,437	7,487,619	(5,093,832)	24,067,224
2007	24,067,224	(5,334,898)	(6,099,416)	12,632,910
2008	12,632,910	8,604,654	(1,390,030)	19,847,534

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2007	December 31, 2008
	RMB	RMB
Interest receivable	8,517,856	37,358,852
Prepaid income taxes	11,811,099	26,715,775
Prepayments	14,948,030	21,395,540
Prepayment for royalties—current portion (see Note 9)	—	4,578,278
Employee advances	3,389,976	7,862,834
Consumables	1,201,133	627,376
Security and rental deposits	2,960,514	2,966,829
Other	2,315,120	2,586,567

	45,143,728	104,092,051

As of December 31, 2007 and 2008, one of the Group’s subsidiaries reported prepaid income taxes of RMB11.8 million and RMB26.7 million, respectively. Such prepaid income taxes are computed based on the regular income tax payable in excess of the preferred tax rate granted to the said subsidiary as a certified software enterprise for fiscal years 2007 and 2008. According to the tax administration procedures in China, the excess tax payments for a fiscal year are refunded to the enterprise only when the enterprise completes its tax return filing for the fiscal year concerned, which is due within five months after the enterprise’s fiscal year end.

5.	Prepayments and Other Current Assets (Cont’d)

The amount of employee advances listed above included staff housing loan balances of RMB2.2 million and RMB3.2 million repayable within 12 months from December 31, 2007 and 2008, respectively (see Note 9). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2007 and 2008.

6.	Property, Equipment and Software

The following is a summary of property, equipment and software:

	December 31, 2007	December 31, 2008
	RMB	RMB
Building	6,800,000	8,159,389
Leasehold improvements	66,425,573	66,785,388
Furniture, fixtures and office equipment	24,005,783	27,424,810
Vehicles	2,109,341	2,208,654
Computers	334,952,146	362,109,725
Software	25,455,213	26,823,213
Construction in progress	3,479,318	113,073,932

	463,227,374	606,585,111
Less: Accumulated depreciation	(279,755,708)	(347,797,577)

Net book value	183,471,666	258,787,534

Depreciation expense was RMB78.4 million, RMB99.1 million and RMB89.8 million for the years ended 2006, 2007 and 2008, respectively.

The Company occupies a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer. Title for the property has not yet been granted by the local government authorities, and William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, has agreed to indemnify the Company for any losses or expenses it may incur due to the absence of the title. In addition, Mr. Ding has paid a deposit to the property developer and agreed to purchase the property once the title is issued. The Company and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant the Company the right to purchase the property upon the title being issued. However, these negotiations have been unsuccessful to date, and it is noted that the property developer has mortgaged his interest in the property. In February 2009, the Company and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding who has agreed to on-sell the property to NetEase at cost. In March 2009, the Company deposited RMB82.0 million with a court in Guangzhou, China as a security deposit for this arbitration under the relevant Chinese legal requirements. The amount to be refunded will depend on the outcome of the arbitration.

6.	Property, Equipment and Software (Cont’d)

From the date the Company commenced occupying this property in July 2006 to the present, the Company has not paid any rent for its occupation of this property. The Company has incurred expenses for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB70.1 million (US$10.3 million) as of December 31, 2008. Although the Company has not currently paid any rent for this property, it reported imputed rent (based on the prevailing market rental) in its consolidated statement of operations and comprehensive income in the amount of RMB3.7 million for 2006 and RMB9.4 million each for 2007 and 2008. The provision of the imputed rent was reported under accounts payable in the Company’s consolidated balance sheets.

During 2007, the Company initiated a project to construct a new research and development center in Hangzhou, China. As of December 31, 2007 and 2008, the Company reported total costs of construction in progress for its new research and development center totaling RMB3.5 million and RMB111.7 million, respectively. In addition, the Company reported a construction in progress balance of RMB1.4 million as of December 31, 2008, primarily related to its enterprise resource planning project which was completed in mid-February of 2009.

7.	Land Use Right

The Company acquired the land use right in 2007 for the purposes of constructing a new research and development center in Hangzhou, China. Amortization of the land use right is made over the remaining term of the land use right period of 50 years from March 13, 2008 when the Company first obtained the land use right certificate from the local authorities. The land use right will be fully amortized by August 31, 2057.

	December 31, 2007	December 31, 2008
	RMB	RMB
Cost	26,956,800	26,956,800
Additional payment	—	822,182
Incentive payment from Hangzhou local government	—	(15,000,000)
Accumulated amortization	—	(215,497)

Land use right, net	26,956,800	12,563,485

8.	Prepayment for License Right

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II, a sequel to Blizzard’s highly popular space-themed game, which is currently in development; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard will also license on an exclusive basis its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in China. StarCraft II has not been launched yet. On behalf of SH EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license right. The Company will start amortizing the prepayment for license right over the expected remaining term of the contract upon the commercial release of StarCraft II in China.

9.	Other Long-term Assets

The following is a summary of other long-term assets:

	December 31, 2007	December 31, 2008
	RMB	RMB
Investment in associated companies	1,948,958	33,480,329
Available-for-sale investment	8,626,900	—
Prepayment for royalties - non-current	—	14,972,244
Staff housing loans	6,137,041	8,825,961
Others	131,500	132,774

	16,844,399	57,411,308

In August 2008, the Company acquired a 38.5% equity interest in SunEase, Inc., a provider of email integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting and resulted in goodwill of RMB14.0 million.

RMB
(in thousands)
Allocation of the purchase price was as follows:
Tangible assets	12,050
Intangible assets	6,722
Goodwill	14,046
Liabilities	(1,818)

31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, 2.8 million and 1.6 million, respectively.

The Company recorded equity share of losses from associated companies totaling RMB0.6 million and RMB2.0 million for the years ended December 31, 2007 and 2008, respectively.

During February 2006, the Company acquired at par value of US$1.0 million (RMB6.8 million) interest-bearing convertible notes (“the notes”) issued by a privately-held enterprise. The notes maturing on February 10, 2010 bear interest at the United States federal funds rate payable annually. The notes are classified as available-for-sale investments. The fair value of the notes was approximately RMB8.6 million as of December 31, 2007. As a result, the Company recorded an unrealized gain of RMB1.3 million associated with the investment as part of in its comprehensive income for the year ended December 31, 2007.

9.	Other Long-term Assets (Cont’d)

In October 2008, the Company and this privately-held enterprise and another company associated with this privately-held enterprise from which the Company licensed certain technologies to operate its item-based game, entered into a three-party agreement whereby the Company agreed to pay US$3 million (equivalent to RMB20.5 million) to the licensing company for releasing the Company’s obligation to pay any further royalties under the original agreement. Payment of the US$3 million was partially satisfied by the discharge of the interest bearing convertible notes issued to the Company by this privately-held enterprise. The original agreement was entered into by the licensor and the Company in August 2003. Under the original agreement, the Company was granted a non-exclusive license to use certain licensed technology in the design, development and operation of the games for an up-front non-cancellable and non-refundable license fee and a quarterly royalty fee computed based on a fixed percentage of the gross revenues of the Company’s game developed using the licensed technology. As a result of the foregoing-mentioned three-party agreement, the Company recorded a prepayment for royalties totaling RMB20.5 million, which can be summarized as follows:

RMB
Discharge of interest-bearing convertible notes, at fair value	8,132,451
Previously reported unrealized gains on investments in account	(1,332,300)
Net cash payment	13,687,749

Total amount of prepayment for royalties	20,487,900

The following table summarizes transactions related to the prepayment for royalties for the year ended December 31, 2008:

RMB
Prepayment for royalties in 2008	20,487,900
Amortization	(937,378)

Balance at December 31, 2008	19,550,522
Current portion (see Note 5)	4,578,278

Non-current portion	14,972,244

The Company recorded the current portion of the prepayment for royalties of RMB4.6 million under prepayments and other current assets (see Note 5) and reported the remaining balance of prepaid royalties under other long-term assets. The royalties are expected to be fully amortized over an expected useful life of approximately 3 years.

The staff housing loans represent loans granted to the Company’s employees (excluding executive officers) for house purchases via a third-party commercial bank in China. The Company extended housing loans to its employees totaling RMB5.3 million and RMB6.3 million for the years ended December 31, 2007 and 2008, respectively. Individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term ranges between two to five years from the date of drawdown. The interest rates ranged between 2.25% to 3.6% and 3.6% to 4.1% per annum for the years ended December 31, 2007 and 2008, respectively. The current portion of the staff housing loans amounted to approximately RMB2.2 million and RMB3.2 million repayable within 12 months from December 31, 2007 and 2008, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK are subject to 17.5% and 16.5% income tax for 2007 and 2008, respectively, on their taxable income generated from operation in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK to the Company are not subject to any Hong Kong withholding tax.

China

In accordance with “the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws” (“the previous income tax laws”) prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

On March 16, 2007, the National People’s Congress of PRC enacted the Corporate Income Tax Law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises”. The Corporate Income Tax Law became effective on January 1, 2008.

The Corporate Income Tax Law provides a five-year transition period for FIEs to gradually increase their tax rates to the uniform tax rate of 25% for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws. In addition, the Corporate Income Tax Law provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” (“HNTEs”) under the previous income tax laws and were established before March 16, 2007, if they continue to be recognized as HNTEs under the Corporate Income Tax Law. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws.

10.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

In accordance with the “Working Guidelines for Assessment of High and New Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008, certain of the Company’s PRC subsidiaries proceeded with their applications for the assessment as HNTEs. Upon completion of the assessment process, the Company’s subsidiaries were included in the published HNTEs list of the Science and Technology Department/Commission issued before the end of December 2008. These subsidiaries received certificates dated December 2008 from the relevant tax authorities confirming their respective HNTEs tax status from 2008 to 2010.

Under the previous income tax laws, NetEase Beijing was recognized as an “Advanced Technology Enterprise” and entitled to a reduced EIT rate of 10% for 2006 to 2007 and a full exemption from the local income tax for 2006 and 2007. Based on the HNTEs status granted under the Corporate Income Tax Law, NetEase Beijing will enjoy the preferential tax rate of 15% from 2008 to 2010.

Guangzhou Interactive was recognized as a “Software Enterprise” and a “High and New Technology Enterprise” respectively under the previous income tax laws and subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3% from 2005 to 2007. In addition to the HNTEs status granted under the Corporate Income Tax Law, Guangzhou Interactive was qualified as “Key Software Enterprise” in 2008 and it therefore enjoyed a preferential tax rate of 10% for 2008.

Boguan was recognized as a “Software Enterprise” in September 2005 under the previous income tax laws. It was exempted from EIT on its profits for 2006 and 2007, and subject to a 50% reduction in EIT from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006 and it was exempted from the 3% local income tax for 2007. In addition, Boguan was granted the HNTEs tax status and therefore was able to enjoy the preferential tax rate of 15% for 2008 to 2010. Boguan paid its corporate income tax at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted the HNTEs tax status in 2008, its would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the Corporate Income Tax Law and the related implementation guidelines. This rate was calculated by applying the 50% reduction for Software Enterprises against the 15% preferred tax rate applicable to its HNTEs status. When Boguan was granted the HNTEs tax status in December 2008, the relevant local tax authority duly refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform corporate income rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTEs status. As such, Boguan recorded an additional tax payable of RMB23.3 million in June 2009.

NetEase Hangzhou was recognized as a “Software Enterprise” in April 2007 and as a “High and New Technology Enterprise” in September 2007 under the previous income tax laws. It was exempted from EIT on its profits for 2007 and 2008. NetEase Hangzhou was subject to a 3% local income tax rate for 2007. Based on the HNTEs status granted under the Corporate Income Tax Law in December, 2008, NetEase Hangzhou will enjoy the preferential tax rate of 15% for 2008 to 2010.

10.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

Youdao Information was recognized as a “High and New Technology Enterprise” under previous income tax laws in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was entitled to a full exemption from EIT in 2007. The applicable tax rate for Youdao Information was 25% in 2008 under the Corporate Income Tax Law.

Guangyitong Advertising, Ling Yi (dissolved in August 2007) and Youdao Computer (formed in September 2007) are subject to EIT at an overall income tax rate of 33% in 2006 and 2007. Guangzhou NetEase was recognized as a “High and New Technology Enterprise” under previous income tax laws in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15% from 2004 to 2007. Effective January 1, 2008, Guangyitong Advertising, Guangzhou NetEase, SH EaseNet and StormNet IT SH are subject to EIT at the uniform rate of 25% under the Corporate Income Tax Law. Youdao Computer was subject to an EIT rate of 20% in 2008 under the Corporate Income Tax Law.

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
NetEase Beijing	147,620,463	108,490,470	64,139,220
Guangzhou Interactive	184,338,309	182,582,163	84,624,284
Boguan	61,667,029	53,846,047	77,336,648
NetEase Hangzhou	—	14,801,867	51,802,637
Guangzhou NetEase	—	332,179	—

Aggregate amount	393,625,801	360,052,726	277,902,789

Earnings per share effect, basic	0.12	0.12	0.09

Earnings per share effect, diluted	0.11	0.11	0.09

10.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Current tax expense	144,281,973	114,144,437	253,519,461
Deferred tax (benefit)/expense, net	(11,796,430)	(405,416)	12,947,470
Reinvestment incentive tax refund	—	(54,360,610)	—
Adjustments of a deferred tax asset for enacted changes in tax laws (see Note 10(c))	—	(41,564,699)	—
Adjustments of a deferred tax asset for a change in the tax status of the enterprise	—	(15,124,403)	34,206,390

Income tax expenses	132,485,543	2,689,309	300,673,321

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	%	%	%
Statutory income tax rate	33.0	33.0	25.0
Permanent differences	0.7	0.7	0.2
Effect due to tax-exempt entities	3.1	3.4	2.9
Effect of lower tax rate applicable to high and new technology, and advanced technology enterprises	(27.4)	(28.5)	(14.7)
Effect of tax loss utilized	(0.3)	—	—
Effect of investment incentive tax refund	—	(4.7)	—
Change in valuation allowance	0.5	(0.3)	0.6
Effect of enacted change in tax laws	—	(2.2)	—
Effect of changes in the tax status of the enterprises	—	(1.2)	1.8

Effective income tax rate	9.6	0.2	15.8

As of December 31, 2008, certain subsidiaries of the Group had net operating loss carryforwards available to offset future taxable income totaling approximately RMB4.0 million, RMB22.7 million and RMB43.4 million which will expire by 2011, 2012 and 2013, respectively.

10.	Taxation (Cont’d)

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

In December 2007, Guangzhou NetEase received an approval from the Guangzhou local tax authority allowing it to deduct the service fees paid to its cooperative partners from its gross wireless value-added services revenue in deriving the amount of business taxes payable in accordance with the relevant rules, implemented with retroactive effect from January 1, 2003. As a result, Guangzhou NetEase received a business tax refund in June 2008 of approximately RMB146.8 million for the excess amount paid in previous years. Guangzhou NetEase computes its business taxes on this basis effective from January 1, 2008, subject to any change of policy by the local tax authority in future.

(c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advances from customers for online game services	62,868,714	25,248,842
Provision for doubtful accounts and others	1,891,060	—
Accruals	1,027,339	—

Deferred tax assets	65,787,113	25,248,842

Deferred tax assets - Non-current:
Depreciation of fixed assets	19,060,225	12,444,636
Net operating loss carry forward	3,276,955	10,983,807

Total	22,337,180	23,428,443
Less: valuation allowance	(3,276,955)	(10,983,807)

Deferred tax assets	19,060,225	12,444,636

10.	Taxation (Cont’d)

(c)	Deferred tax assets and liabilities (cont’d)

The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented:

	Balance at January 1	Provision (write-back) for the year	Balance at December 31
	RMB	RMB	RMB
2006	—	6,979,734	6,979,734
2007	6,949,734	(3,672,779)	3,276,955
2008	3,276,955	7,706,852	10,983,807

Historically, deferred tax assets were valued using the previous statutory tax rate of 33% or applicable preferential tax rate of 7.5%, 10% or 15% of the respective legal entities. As of December 31, 2007, the Company was required under applicable accounting standards to report the deferred tax assets at the new statutory tax rate of 25% except for certain entities which were still under tax holiday. The application of the increased statutory tax rate to 25% from the preferential tax rates applicable to the Company’s subsidiaries or VIEs resulted in a tax benefit of approximately RMB41.6 million reported in 2007. Following the Company’s subsidiaries’ successful application for the HNTEs status as mentioned under Note 10(a), the Company reported a reversal of the tax benefit of approximately RMB41.6 million, resulting from the reduction to the deferred tax assets to reflect the lower preferred tax rates as of December 31, 2008.

The new tax law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

Based on the interpretation of the current tax laws, management believes that the Company is not considered as a “resident enterprise” in China for corporate income tax purposes. The Company further determines that its FIEs will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in China for the years ended December 31, 2007 and 2008.

11.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2007 and 2008:

	For the year ended December 31,
	2007	2008
	RMB	RMB
Business tax	11,180,879	—
Individual income taxes for employees	7,201,568	11,191,234
Enterprise income taxes	68,999,729	84,290,340
Others	5,056,494	9,272,782

	92,438,670	104,754,356

12.	Accrued Liabilities

The following is a summary of accrued liabilities as of December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	RMB	RMB
Marketing expenses	3,671,811	3,050,870
Content fees	4,374,472	3,782,631
Professional fees	4,041,043	1,413,720
Server custody fees and telecommunication charges	1,080,369	645,236
Temporary staff costs	1,588,085	4,938,624
Accrued revenue sharing	12,424,891	10,979,697
Accrued construction-in-progress costs	1,630,000	34,980,173
Others	1,033,396	2,024,119

	29,844,067	61,815,070

13.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards and online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

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

By July 11, 2008, the Company’s outstanding convertible notes were fully converted at the request of the noteholders pursuant to a redemption notice issued by the Company to the noteholders dated June 13, 2008.

(a)	The conversion option

The convertible notes are financial instruments that consist of an underlying debt and a conversion option. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) requires that derivative instruments be bifurcated, unless the scope exception in paragraph 11(a) of SFAS 133 applies (“scope exception”). The scope exception states that a contract is not a derivative, if it is issued by an entity that is both (a) indexed to its own stock and (b) would be classified in stockholders’ equity if it were a freestanding financial instrument. Based on the accounting standards prevailing prior to May 2008, management concluded that the conversion option was “indexed to the Company’s own stock” as that term was defined by EITF Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. Accordingly, the conversion option was not bifurcated and the Company has reported its convertible notes at unamortized cost under long-term payable in its consolidated balance sheets since issuance.

In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). As required by FSP APB 14-1, the Company estimated the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected three-year life of the convertible notes as a non-cash increase to interest expense in the historical periods. Although FSP APB 14-1 will have no impact on the Company’s actual past or future cash flows, it requires the Company to record a significant amount of non-cash interest expense as the debt discount is amortized that would not have occurred under previous GAAP. FSP APB 14-1 is applicable to the Company effective January 1, 2009. The Company estimates that the adoption of FSP APB 14-1 would have resulted in a total interest expense of RMB 133.8 million recorded for the periods of July 2003 to July 2006, thus it would have required the Company to record a transfer of RMB133.8 million from its retained earnings to additional paid-in capital as of January 1, 2009.

14.	Zero Coupon Convertible Subordinated Notes (Cont’d)

(b)	Classification

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

In December 2007, the Company cancelled the above-mentioned revolving loan facility with the bank prior to its expiration. As a result of the termination of the loan facility, the related restriction on the Company’s cash balance was removed on December 31, 2007, and the outstanding convertible notes as of December 31, 2007 were classified as current liabilities as holders of the notes had the right to require the Company to repurchase all or a portion of the notes for cash on July 15, 2008.

(c)	Summary of conversion and redemption

The following table presents a summary of conversion and redemption activities related to the convertible notes during 2007 and 2008:

	Balance at January 1	Conversion to Ordinary Shares	Redemption for Cash	Balance at December 31	Balance at December 31
	US$	US$	US$	US$	RMB
2007	99,980,000	(12,000,000)	—	87,980,000	641,778,908
2008	87,980,000	(87,980,000)	—	—	—

The fair value of the Company’s zero-coupon convertible subordinated notes was approximately RMB 1.0 billion as of December 31, 2007. As mentioned above, all the Company’s outstanding convertible notes were fully converted by July 11, 2008.

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

The following table presents the Group’s employee welfare benefits for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31
	2006	2007	2008
	RMB	RMB	RMB
	(in millions)	(in millions)	(in millions)
Contributions to medical and pension schemes	30.1	36.8	42.6
Other employee benefits	12.2	17.6	28.8

	42.3	54.4	71.4

17.	Stock-based Compensation

(a)	Stock-based compensation expense

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

The table below presents a summary of the Company’s stock-based compensation cost for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cost of revenues	16,614,309	14,890,378	13,678,836
Sales and marketing	21,147,343	14,357,336	8,564,177
General and administrative	37,360,433	33,887,323	23,586,590
Research and development	26,164,591	32,293,138	22,119,058

Effect on net income	101,286,676	95,428,175	67,948,661

17.	Stock-based Compensation (Cont’d)

(a)	Stock-based compensation expense (Cont’d)

The above stock-based compensation cost included approximately RMB100,000 and RMB35,000 for the years ended December 31, 2007 and 2008, respectively in connection with the Company’s other equity interest awards made to four key employees of Youdao Information and Youdao Computer (see Note 17 (e)).

As of December 31, 2008, total unrecognized compensation cost related to unvested awards not yet recognized related to the stock option plan, adjusted for estimated forfeitures, was US$9.1 million (RMB63.2 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2008, the weighted average remaining vesting period was 1.82 years.

(b)	Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R and SEC SAB 107. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2006	2007	2008
Risk free interest rate	*	4.47%	*
Expected life (in years)	*	2.76	*
Expected dividend yield	*	0%	*
Volatility	*	0.48	*
Weighted average fair value of the underlying shares on the date of option grants (US$)	*	0.728	*
Weighted average grant-date fair value of options (US$)	*	0.257	*

* Not applicable as the Company did not grant any stock options in 2006 and 2008.

17.	Stock-based Compensation (Cont’d)

(c)	Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2006, 2007 and 2008:

	Employees	Senior Management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares isssuable upon exercise of stock options

Outstanding at January 1, 2006	148,164,700	59,410,000	745,000	208,319,700	0.329
Granted during the year	—	—	—	—	—
Exercised during the year	(37,924,600)	(21,235,000)	(332,500)	(59,492,100)	0.280
Expired/forfeited during the year	(10,272,000)	(3,775,000)	—	(14,047,000)	0.314

Outstanding at December 31, 2006	99,968,100	34,400,000	412,500	134,780,600	0.353

Outstanding at January 1, 2007	99,968,100	34,400,000	412,500	134,780,600	0.353
Granted during the year	57,340,000	5,875,000	—	63,215,000	0.728
Exercised during the year	(36,535,350)	(13,975,000)	(4,025,000)	(54,535,350)	0.299
Expired/forfeited during the year	(15,012,500)	(1,755,000)	—	(16,767,500)	0.447
Reclassification due to position change	(6,100,000)	(3,900,000)	10,000,000	—	—

Outstanding at December 31, 2007	99,660,250	20,645,000	6,387,500	126,692,750	0.551

Outstanding at January 1, 2008	99,660,250	20,645,000	6,387,500	126,692,750	0.551
Exercised during the year	(23,707,725)	(1,675,000)	(5,050,000)	(30,432,725)	0.432
Expired/forfeited during the year	(6,803,750)	—	(87,500)	(6,891,250)	0.542

Outstanding at December 31, 2008	69,148,775	18,970,000	1,250,000	89,368,775	0.592

For the year ended December 31, 2008, the numbers of stock options expired and forfeited totaled 860,000 and 6,031,250, respectively.

17.	Stock-based Compensation (Cont’d)

(c)	Stock options award activity (cont’d)

The total intrinsic value of options exercised for the years ended 2006, 2007 and 2008 was US$28.8 million, US$22.2 million and US$16.4 million, respectively. The total fair value of share options vested was US$13.2 million, US$11.5 million and US$12.2 million for the years ended 2006, 2007 and 2008, respectively.

The following table presents the weighted average remaining contractual life and exercise price for the options outstanding and exercisable as of December 31, 2008:

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Life	Price
		Years	US$		Years	US$
US$0.300-US$0.320	16,069,750	0.62	0.301	16,069,750	0.62	0.301
US$0.486-US$0.679	21,927,500	1.38	0.486	10,552,500	1.38	0.486
US$0.728	51,371,525	3.21	0.728	8,599,025	3.21	0.728

	89,368,775	2.29	0.592	35,221,275	1.48	0.461

The aggregate intrinsic value of options outstanding, adjusted for forfeiture and fully vested share options as of December 31, 2008 was US$24.9 million and US$14.9 million, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price of US$22.10 per ADS, or US$0.884 per share as of December 31, 2008 and the exercise price of the underlying options as of that date.

It is the Company’s policy to issue new shares upon share option exercise. The number of stock options available for future grant under the Company’s stock option plans as of December 31, 2008 is set out as follows:

Balance as of December 31, 2007	29,393,124
No. of share options expired/forfeited during 2008	6,891,250

Balance as of December 31, 2008	36,284,374

17.	Stock-based Compensation (Cont’d)

(d)	Description of stock option plan

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

(e)	Other equity interest awards

For the year ended 2007, the Company granted equity interest awards in Youdao Computer and Youdao Information to four key employees over a four to five year period, beginning from December 1, 2007 and December 13, 2007, respectively, and ending on the respective anniversary dates of initial employment dates of the four key employees concerned. The percentage of equity interest awards ranged from 0.5% to 1.0%, and amounted to a total of 3.5% each in Youdao Computer and Youdao Information, respectively. The exercise price for each vesting period is to be determined based on the equity interest percentage awarded multiplied by the registered share capital of Youdao Computer and Youdao Information at the time of exercise. In accordance with the terms and conditions of the granting of such equity interest awards, awards granted will be forfeited upon grantee’s termination of employment, either voluntarily or involuntarily. If the employees do not exercise any of the vested equity interest awards, such awards will expire twelve months after the last vesting date. The employees duly exercised their awards vested in 2007 and 2008.

18.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
Numerator (RMB):
Net profit attributable to ordinary shareholders	1,242,777,584	1,264,086,122	1,596,687,907
Effect of dilutive securities:
Amortization of offering cost of the zero coupon convertible notes	4,331,016	—	—
Interest for zero coupon convertible notes	—	—	—

Net profit adjusted for dilutive securities	1,247,108,600	1,264,086,122	1,596,687,907

Denominator (No. of shares):
Weighted average number of ordinary shares outstanding, basic	3,231,832,008	3,086,451,412	3,117,117,306
Dilutive effect of employee stock options and convertible notes	266,573,102	221,086,967	117,097,018

Weighted average number of ordinary shares outstanding, diluted	3,498,405,110	3,307,538,379	3,234,214,324

Net earnings per share, basic (RMB)	0.38	0.41	0.51

Net earnings per share, diluted (RMB)	0.36	0.38	0.49

19.	Commitments and Contingencies

(a)	Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through March 2013. As of December 31, 2008, future minimum lease under non-cancelable operating lease agreements, capital and Blizzard licensed game commitments were as follows:

	Rental Commitments	Server custody fee commitments	Capital Commitments	Office machines Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2009	12,185,649	59,514,459	98,752,147	89,430	170,541,685
2010	3,664,270	—	—	75,191	3,739,461
2011	710,800	—	—	28,243	739,043
2012	—	—	—	11,400	11,400
Beyond 2012	—	—	—	3,325	3,325

	16,560,719	59,514,459	98,752,147	207,589	175,034,914

After Commercial Launch	Blizzard licensed game commitment*
RMB
Contract Year One	202,469,100
Contract Year Two	161,534,100
Contract Year Three	160,169,600

Total	524,172,800

*	The figures are calculated on the possibility that StarCraft II is launched in 2009 and do not include the Company’s contractual obligations with regard to the licensing of World of Warcraft which was agreed in April 2009. In addition, as of December 31, 2008, SH EaseNet is also obligated to provide for RMB109.6 million (US$16.1 million) hardware to support the games over the three-year term of the license. The figures represent the amount of payments that the Company has guaranteed if and to the extent SH EaseNet has insufficient funds to make such payments in connection with the licensing of certain online games by Blizzard to SH EaseNet for operation in China. The Company will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by SH EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, the Company and the joint venture with Blizzard which will provide technical services to SH EaseNet. Subsequent to December 31, 2008, additional agreements were signed with Blizzard, see Note 22.

For the years ended December 31, 2006, 2007 and 2008, the Company incurred rental expenses in the amounts of approximately RMB19.6 million, RMB25.9 and RMB30.0 million, respectively. The rental expenses for the years ended December 31, 2006, 2007 and 2008 included the imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million, RMB9.4 million and RMB9.4 million, respectively related to the Company’s use of Guangzhou office building even though it has no legal obligation to pay such rent (see Note 6).

19.	Commitments and Contingencies (Cont’d)

(a)	Commitments (Cont’d)

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II, a sequel to Blizzard’s highly popular space-themed game, which is currently in development; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard will also license on an exclusive basis its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in China. StarCraft II has not been launched yet. On behalf of SH EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million as an initial license fee as of December 31, 2008 (See Note 8), with an additional US$6.0 million to be paid as an initial license fee upon the commencement of open beta testing and commercial release in China of a localized version of Blizzard’s Battle.net platform. In addition, SH EaseNet has committed to pay royalties and consultancy fees to Blizzard and a minimum marketing expenditure and hardware support for the above-mentioned games in the aggregate of at least RMB592.8 million (US$86.9 million) over the three-year term of the license. The Company has guaranteed the payment of the foregoing amounts if and to the extent SH EaseNet has insufficient funds to make such payments. The Company or its subsidiaries will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by SH EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, the Company and its joint venture with Blizzard which will provide technical services to SH EaseNet. In total, as of December 31, 2008, the total outstanding commitments the Company has guaranteed within the next three years for the above-mentioned games totaled approximately RMB633.8 million (US$92.9 million). Subsequent to December 31, 2008, additional agreements were signed with Blizzard, see Note 22.

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

20.	Share Repurchase Programs

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

The following is a summary of the Company’s share repurchase programs authorized by the Company’s Board for the years ended 2007 and 2008:

Date of authorization	Amount Authorized
(US$ in million)
For the year ended December 31, 2007
March 13, 2007 (for a period not to exceed three months)	100
July 2, 2007 (for one year ended July 1, 2008)	120

Total	220

For the year ended December 31, 2008
September 12, 2008 (for one year ending September 11, 2009)	100

The following is a summary of the Company’s repurchase activities for the years ended December 31, 2007 and 2008:

Share repurchase program	Total number of ADS repurchased	Cost	Average price paid per ADS
		US$	US$
Authorized in 2007
March 13	5,314,544	95,747,517	18.0161
July 2	2,766,484	46,426,026	16.7816

	8,081,028	142,173,543	17.5935

Authorized in 2008
September 12	665,695	13,130,717	19.7248

20.	Share Repurchase Programs (Cont’d)

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital firstly, and any remaining excess is charged entirely to retained earnings.

As of December 31, 2007 and 2008, the Company did not have any repurchased shares pending cancellation.

As of December 31, 2008, approximately US$86.9 million was available to be used under the Board authorized share repurchase program approved on September 12, 2008.

21.	Segment Information

(a)	Description of segments

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2006, 2007 and 2008. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no transaction between reportable segments for the years ended December 31, 2006, 2007 and 2008.

21.	Segment Information (Cont’d)

(b)	Segment data (cont’d)

	For the year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Total revenues:
Online game services	1,856,062,971	1,932,634,947	2,498,518,103
Advertising services	285,772,653	305,057,556	405,887,007
Wireless value-added services and others	75,406,121	68,018,461	71,718,938

Total revenues	2,217,241,745	2,305,710,964	2,976,124,048

Business tax (expense)/benefit (Note 10(b)):
Online game services	(25,769,359)	(63,776,953)	130,666,281
Advertising services	(24,290,676)	(25,929,892)	(34,500,316)
Wireless value-added services and others	(2,822,240)	(2,717,355)	12,294,136

Total business taxes	(52,882,275)	(92,424,200)	108,460,101

Net revenues:
Online game services	1,830,293,612	1,868,857,994	2,629,184,384
Advertising services	261,481,977	279,127,664	371,386,691
Wireless value-added services and others	72,583,881	65,301,106	84,013,074

Total net revenues	2,164,359,470	2,213,286,764	3,084,584,149

Cost of revenues:
Online game services	(178,676,915)	(187,411,229)	(268,574,306)
Advertising services	(125,183,293)	(143,676,057)	(208,907,875)
Wireless value-added services and others	(77,437,973)	(84,365,760)	(82,123,181)

Total cost of revenues	(381,298,181)	(415,453,046)	(559,605,362)

Gross profit/(loss):
Online game services	1,651,616,697	1,681,446,765	2,360,610,078
Advertising services	136,298,684	135,451,607	162,478,816
Wireless value-added services and others	(4,854,092)	(19,064,654)	1,889,893

Total gross profit	1,783,061,289	1,797,833,718	2,524,978,787

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

22.	Subsequent Events

In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft will also be licensed to SH EaseNet in mainland China for a term of three years following the expiration of its current license agreement on June 5, 2009 with another game operator. This new agreement is in addition to the announcement of both companies’ partnership on Blizzard’s Warcraft III, StarCraft II, and Battle.net gaming platform previously made in August 2008. Under these license agreements, SH EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. Over the three-year terms of both licenses, the total committed amount for the above-mentioned items are approximately RMB2,057.1 million (US$301.5 million). SH EaseNet is also obligated to provide funds for hardware to operate the games. The Company has guaranteed the payment of the foregoing amounts if and to the extent SH EaseNet has insufficient funds to make such payments. The Company or its subsidiaries will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by SH EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, the Company and its joint venture with Blizzard which will provide technical services to SH EaseNet.

23.	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,308 million or 23.7% of the Company’s total consolidated net assets as of December 31, 2008. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.