Form 20-F
period 2009-12-31
NETEASE.COM, INC.
filed 2010-06-29
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Facsimile (86 10) 8261 8627

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,238,025,131 ordinary shares, par value US$0.0001 per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

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

•	the risk that we will not be successful in our product diversification efforts, including our focus on item- and fee-based games and entry into strategic licensing arrangements;

•	the risk of changes in Chinese government regulation of the online game market that limit future growth of our revenue or causes revenue to decline;

•	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;

•	the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition;

•	the risk that we will not be able to control our expenses in future periods;

•	the impact of any future public health problem in China, including avian influenza, severe acute respiratory syndrome, or SARS, or Influenza A (H1N1), or H1N1;

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

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2005 and 2006 and as of December 31, 2005, 2006 and 2007 has also been derived from our unaudited consolidated financial statements for those years (which are unaudited as they have been revised from previously issued audited financial statements to reflect changes in the manner in which we account for convertible debt instruments and non-controlling interests, as further described in Notes 14 and 2 (q) to the consolidated financial statements), which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(Revised, Note 4)	(Revised, Note 4)
Statement of Operations Data:
Total revenues:
Online game services	1,379,475,803	1,856,062,971	1,932,634,947	2,498,518,103	3,368,688,576	493,515,665
Advertising services	241,200,444	285,772,653	305,057,556	405,887,007	383,560,557	56,191,939
Wireless value-added services and others	73,742,136	75,406,121	68,018,461	71,718,938	71,201,485	10,431,076

	1,694,418,383	2,217,241,745	2,305,710,964	2,976,124,048	3,823,450,618	560,138,680
Business tax (expense)/benefit	(82,054,902)	(52,882,275)	(92,424,200)	108,460,101	(66,503,485)	(9,742,816)

Net revenues	1,612,363,481	2,164,359,470	2,213,286,764	3,084,584,149	3,756,947,133	550,395,864

Cost of revenues	(275,236,973)	(381,298,181)	(415,453,046)	(559,605,362)	(952,229,078)	(139,502,348)

Gross profit	1,337,126,508	1,783,061,289	1,797,833,718	2,524,978,787	2,804,718,055	410,893,516

Operating expenses:
Selling and marketing expenses	(152,192,422)	(170,142,691)	(235,318,304)	(221,551,138)	(338,308,601)	(49,562,490)
General and administrative expenses	(117,942,605)	(179,879,602)	(176,178,740)	(181,841,322)	(212,533,368)	(31,136,314)
Research and development expenses	(90,170,092)	(153,162,158)	(180,734,713)	(207,023,649)	(230,439,880)	(33,759,633)

Total operating expenses	(360,305,119)	(503,184,451)	(592,231,757)	(610,416,109)	(781,281,849)	(114,458,437)

Operating profit	976,821,389	1,279,876,838	1,205,601,961	1,914,562,678	2,023,436,206	296,435,079
Other income (expenses):
Investment income	1,301,975	340,721	474,446	1,517,890	353,554	51,796
Interest income	58,070,148	94,364,852	112,599,994	144,805,368	128,168,329	18,776,766
Interest expense	(46,930,080)	(25,202,099)	—	—	—	—
Exchange gains (losses)	(8,360,834)	(958,435)	(50,891,094)	(167,101,510)	9,617,657	1,408,995
Other, net	(540,628)	1,239,105	(1,084,240)	3,551,919	(10,935,703)	(1,602,090)

Income before tax	980,361,970	1,349,660,982	1,266,701,067	1,897,336,345	2,150,640,043	315,070,546
Income tax expense	(94,957,022)	(132,485,543)	(2,689,309)	(300,673,321)	(313,861,139)	(45,980,917)

Net Income	885,404,948	1,217,175,439	1,264,011,758	1,596,663,024	1,836,778,904	269,089,629

Net loss attributable to non-controlling interests	—	400,046	74,364	24,883	13,657,100	2,000,776

Net income attributable to the Company’s shareholders	885,404,948	1,217,575,485	1,264,086,122	1,596,687,907	1,850,436,004	271,090,405
Unrealized gains on investments	—	—	1,332,300	—	—	—

Comprehensive income	885,404,948	1,217,575,485	1,265,418,422	1,596,687,907	1,850,436,004	271,090,405

Earnings per ordinary share, basic	0.27	0.38	0.41	0.51	0.57	0.08

Earnings per share, diluted	0.25	0.35	0.38	0.49	0.57	0.08

Earnings per ADS, basic	6.86	9.42	10.24	12.81	14.34	2.10

Earnings per ADS, diluted	6.21	8.70	9.55	12.34	14.24	2.09

Weighted average number of ordinary shares outstanding, basic	3,225,684,510	3,231,832,008	3,086,451,412	3,117,117,306	3,225,249,905	3,225,249,905

Weighted average number of ADS outstanding, basic	129,027,380	129,273,280	123,458,056	124,684,692	129,009,996	129,009,996

Weighted average number of ordinary shares outstanding, diluted	3,565,412,019	3,498,405,110	3,307,538,379	3,234,214,324	3,248,982,814	3,248,982,814

Weighted average number of ADS outstanding, diluted	142,616,481	139,936,204	132,301,535	129,368,573	129,959,313	129,959,313

Share-based compensation cost included in:

Cost of revenues	—	(16,614,309)	(14,890,378)	(13,678,836)	(9,020,785)	(1,321,552)
Selling and marketing expenses	—	(21,147,343)	(14,357,336)	(8,564,177)	(2,323,006)	(340,323)
General and administrative expenses	(13,835)	(37,360,433)	(33,887,323)	(23,586,590)	(9,861,181)	(1,444,671)
Research and development expenses	—	(26,164,591)	(32,293,138)	(22,119,058)	(10,179,723)	(1,491,338)

	(13,835)	(101,286,676)	(95,428,175)	(67,948,661)	(31,384,695)	(4,597,884)

Other Financial Data:
Capital expenditures	(92,608,975)	(142,513,502)	(71,515,551)	(133,329,185)	(407,727,191)	(59,732,371)
Net cash provided by (used in):
Operating activities	1,104,789,431	1,596,108,793	1,379,902,442	2,017,799,188	2,094,494,979	306,845,248
Investing activities	(1,618,749,356)	(1,218,242,458)	952,298,424	(3,409,258,149)	(1,907,583,549)	(279,462,568)
Financing activities	105,497,366	(829,055,812)	(960,409,501)	(157,293,144)	40,532,342	5,938,022

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(Revised, Note 4)	(Revised, Note 4)
Balance Sheet Data:

Cash	1,685,744,081	1,206,476,526	2,482,820,821	793,407,922	1,041,290,312	152,549,893
Time deposits	1,691,976,255	2,731,396,687	1,675,813,944	4,820,000,100	5,975,378,114	875,397,840
Property, equipment and software, net	126,341,533	224,207,833	183,471,666	258,787,534	557,755,641	81,711,663
Total assets	3,624,985,519	4,373,707,830	4,685,659,381	6,345,893,303	8,803,468,839	1,289,715,471
Total current liabilities	415,479,050	676,408,475	1,276,825,952	829,048,062	1,377,925,128	201,867,171
Total long-term liabilities	793,211,009	791,631,174	10,200,000	200,000	200,000	29,300
Working capital (Note 3)	3,081,823,774	3,452,777,455	3,159,467,168	5,144,731,429	6,594,636,570	966,119,716
Total shareholders’ equity	2,416,295,460	2,905,668,181	3,398,633,429	5,516,645,241	7,425,343,711	1,087,819,000

Note 1:	See the section titled “Exchange Rate Information” below.
Note 2:	Effective from March 27, 2006, we changed our ADS to ordinary share ratio from one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the year ended December 31, 2005 have been retroactively restated.
Note 3:	Working capital represents total current assets less total current liabilities.
Note 4:	Bifurcation adjustment of convertible debt instruments as further described in Note 14 to the consolidated financial statements.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.8259 on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on June 18, 2010 was US$1.00: RMB6.8267. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2009 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2005, 2006, 2007, 2008 and 2009.

Year	Renminbi Average(1)
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2009	6.8299	6.8244
January 31, 2010	6.8295	6.8258
February 28, 2010	6.8330	6.8258
March 31, 2010	6.8270	6.8254
April 30, 2010	6.8275	6.8229
May 31, 2010	6.8310	6.8245

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

RISKS RELATED TO OUR COMPANY

Our business model continues to change, and our prospects may be difficult to evaluate based on historical performance.

Commencing with the launch of the NetEase websites in 1999 until 2001, the majority of our revenues came from online advertising. In 2001, we began focusing on wireless value-added services and, to a lesser extent, other fee-based premium services, which grew to account for 69.4% of total revenues in 2002 but declined each year thereafter to 1.9% of total net revenues in 2009. In recent years, we have devoted significant resources to our online games business, which accounted for 35.7% of our total revenues in 2003 and grew to account for 84.4%, 85.2% and 88.9% of our total net revenues in 2007, 2008 and 2009, respectively. With the licensing of certain online games by Blizzard Entertainment Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) to Shanghai EaseNet Network Technology Limited, or Shanghai EaseNet, for operation in the PRC in August 2008 and April 2009, we significantly expanded our commitment to operate online games licensed from third parties. The evolution of our business focus over the past few years from solely operating the NetEase websites and selling online advertisements to providing wireless value-added and other fee-based premium services to developing and distributing online games, as well as licensing online games from third parties, could make it difficult for you to evaluate our future performance based on historical results. We cannot assure you that we will be able to increase or maintain our revenues from online games or any other services.

Our business depends to a significant extent on certain online games, which accounted for 98.6%, 98.7% and 86.0% of our total net revenues in 2007, 2008 and 2009, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II (which was commercially launched in August 2002), Fantasy Westward Journey (which was commercially launched in January 2004), Westward Journey Online III (which was commercially launched in September 2007) and Tianxia II (which was commercially launched in June 2008), as well as World of Warcraft, a game licensed from Blizzard, contributed 98.6%, 98.7% and 86.0% of our total net revenues in 2007, 2008 and 2009, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to developing new games, including fee-based and item-based games. Westward Journey Online III, an enhanced version of our popular Westward Journey game series, was commercially launched in September 2007, and the open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively. Both Tianxia II and Datang II (Heroes of Tang Dynasty) have been in development for a significant period of time, in particular Tianxia II which was altered following unsatisfactory results from the initial beta testing in 2007. As a result of our continuous efforts, both the number of online players and consumption level of in-game items of Tianxia II have grown steadily since the commencement of its open beta testing in June 2008. We commercially launched Tianxia II in September 2009 and continue to observe positive player feedback, although we cannot be certain whether this game will grow in popularity. Game development involves significant cost, and we are not able to predict if or when we will commercially launch any of our new games and whether such games will gain popularity in the Chinese online game market.

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

The demand for new games is difficult to forecast, in part due to the relative immaturity of the market and relatively short life cycles of Internet-based technologies. As we introduce and support additional games and as competition in the market for our games intensify, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.

Substantially all of our revenues from online games developed internally have been generated by games that use the time-based revenue model, and we may be unable to effectively address ongoing or future market trends regarding new revenue models for online games in China.

Substantially all of our online game revenues have been generated by games that use the time-based, revenue model whereby players purchase our prepaid point cards to pay for playing time. Most of our competitors offer games utilizing an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. We commercially launched Tianxia II, our first item-based game in September 2009, and we are currently developing other games that use the item-based revenue model. For example, in 2009, four other item-based games developed by us, TF Online, Genesis of Westward Journey, Legend of Datang and Yi Sanguo, entered into closed beta testing in February, April, June and October of 2009, respectively. We cannot be certain that these or our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing time-based games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If the overall shift in the online game market in China to an item-based model continues or a shift to another revenue model occurs, we may be unable to launch new games or new versions of existing games which effectively use such model in a timely manner or at all, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC, including StarCraft II: Wings of Liberty and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between Blizzard and us, and with us. For further details, see Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard.” We lack experience in licensing online games from third parties and have limited experience working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure a smooth operation of these licensed online games, and Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business. Also, the benefits of our arrangements with Blizzard may take considerable time to develop, and we cannot be certain that such arrangements will produce their intended benefits. Furthermore, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

Shanghai EaseNet, as licensee of the games, has paid to Blizzard initial license fees, with an additional initial license fee to be paid upon the commencement of the open beta testing and commercial release in the PRC of a localized version of Blizzard’s Battle.net platform. In addition, the licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

In addition, we cannot be certain that these licensed online games will be viewed by the regulatory authorities as complying with content restrictions, will be launched or re-launched as scheduled, or at all, will be attractive to users or will be able to compete with games operated by our competitors. In particular, StarCraft II: Wings of Liberty has not been launched yet. World of Warcraft was re-launched by Shanghai EaseNet in September 2009 after receiving the relevant government authorities’ approval. We may not be able to fully recover the costs associated with licensing these online games if the games are not popular among users in the PRC, and any difficulties in the operation of these licensed games could harm our results of operations and financial condition.

Any difficulties or delays in receiving approval from the relevant government authorities for the operation of games we license from game developers outside of China or any expansion packs for such games could adversely affect such games’ popularity and profitability.

Games we license from game developers outside of China require government approvals before operation of such games within China. Moreover, even after licensed games have received government approvals, any expansion packs to those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such licensed games. For example, in March 2010, Shanghai EaseNet applied to the relevant government authorities to obtain an approval to operate Blizzard’s Wrath of the Lich King, the second expansion pack for World of Warcraft, but no approval has been given as of the date of this annual report and we do not know when or if we will receive all the required governmental approvals. If Shanghai EaseNet’s operation of Wrath of the Lich King continues to be significantly delayed, World of Warcraft’s popularity and profitability in China may be adversely affected.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy has had and may continue to have an adverse effect on our business. While there have been signs of economic recovery in China and the world’s major economies, there can be no assurance that the economic recovery may be sustained. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

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

There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during gameplay in a manner that allowed them to cheat and disadvantage our other online game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the rules of our online games.

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

In our daily supervision of the operation of our online games and portal or during the investigation of users’ complaints, we may take actions to regulate the behavior of our users. For example, if we suspect a player of installing cheating programs on our online games, we may freeze that player’s game account or even ban the player from logging on to our games and portal. Such regulatory activities are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 9.2% of our total net revenues for 2009, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising revenues as one of our primary revenue sources for the foreseeable future. Online advertising in China is still relatively new and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Internet-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

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

In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. We cannot assure you that any of these efforts will be successful in improving the financial results of our advertising business.

If the Internet does not become more widely accepted as a medium for advertising in China, our ability to generate increased revenue will be negatively affected.

We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, in 2003. Any recurrence of SARS or another widespread public health problem could adversely affect our business and results of operations.

During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafés.

There have been confirmed human cases of the H5N1 strain of influenza virus, commonly referred to as “bird flu” or “avian influenza,” in the PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries, which have proven fatal in some instances. In addition, in April 2009, H1N1, a new strain of the influenza virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China.

A renewed outbreak of SARS, the spread of H5N1 or H1N1, or another widespread public health problem in China, where virtually all of our revenue is derived, or in Beijing, Shanghai, Guangzhou or Hangzhou, where most of our employees are located, could have a negative effect on our business and operations.

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

Historically, advertising revenue has followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the third quarter being the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

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

We believe that online video content is becoming increasingly popular among Internet users in China and that we will need to offer a wide range of video content on the NetEase websites to attract users. Although advances in video compression technology have allowed reductions in the bandwidth required to deliver video content, such content still requires significantly more bandwidth than the other forms of content we offer on the NetEase websites. To enable users to access our video content quickly and reliably and remain competitive with other Internet portals in China and elsewhere, we anticipate that we will be required to invest in new video streaming technologies, including technologies developed by third parties. Currently, we obtain technology service support from certain technology companies in providing video content on our websites in exchange of our advertising services. If we are unable to continue such exchange of services or pass on such increased costs to users, our costs will increase which could materially adversely affect our business and profitability.

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

Guangzhou NetEase and Guangyitong Advertising are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase and Guangyitong Advertising than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, and Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between Blizzard and us, and with us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resource and the incurrence of substantial costs.

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

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet, and we derive most of our revenues from these companies. A portion of our revenues under our contracts with these companies is based upon preliminary and tentative amounts that have been agreed upon in advance and is subject to adjustment at our company’s discretion by the end of each quarter. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently plan. In addition, Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned approximately 44.9% as of March 31, 2010 of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our arrangements with Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

A transfer of shares of Guangzhou NetEase, Guangyitong Advertising or Shanghai EaseNet may trigger tax liability.

If we need to cause the transfer of shareholdings of Guangzhou NetEase, Guangyitong Advertising or Shanghai EaseNet from their current respective shareholders to any other individual (such as if, for example, one of such current shareholders is no longer employed by us), we may be required to pay individual income tax on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and would likely be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in the undistributed after tax net income of the entity whose shares are being transferred.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax at statutory rates of 30.0% and 3.0%, respectively, under the previous income tax law. Our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, Guangzhou Boguan Telecommunication Limited, or Boguan, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Youdao Information Technology (Beijing) Limited (formerly named NetEase Yodao Information Technology (Beijing) Limited), or Youdao Information, and our variable interest entity, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New Technology Enterprises” or “Software Enterprises” or similar designations under the then applicable tax rules and regulations.

Effective as of January 1, 2008, the Chinese government adopted the Enterprise Income Tax Law, as further clarified by subsequent tax regulations implementing the new income tax law, which unified the enterprise income tax rates payable by domestic and foreign-invested enterprises at 25.0%. Preferential tax treatments continue to be granted to entities that are classified as “High and New Technology Enterprises,” or HTNEs, conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies, pursuant to which qualified enterprises can enjoy a reduced enterprise income tax, or EIT, rate of 15.0%. Under the new income tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, other than companies qualifying as “High and New Technology Enterprises,” continue to enjoy such treatments (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Our subsidiaries, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou, were included in the list of HNTEs published by the relevant government agency in December 2008, which status was confirmed by the relevant tax authorities for fiscal years 2008 to 2010. We cannot assure you that our subsidiaries will continue to maintain HNTE tax status after 2010. If our subsidiaries fail to maintain their HNTE tax status, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

NetEase Hangzhou had a preferential EIT rate of 12.5% in 2009. Guangzhou Interactive qualified as a “Key Software Enterprise” in 2008 and 2009 and enjoyed a preferential EIT rate of 10.0% in those years. Boguan qualified as a “Software Enterprise” and was subject to EIT at a rate of 12.5% in 2008. Thereafter, Boguan qualified as a “Key Software Enterprise” in December 2009, entitling it to a preferential EIT rate of 10% for 2009.

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries for 2010, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year. Without any preferential tax status, the standard EIT rate is 25.0%.

See item 5.A. “Operating Results – Income Taxes.” The qualifications for a “Software Enterprise” or a “Key Software Enterprise” are subject to an annual assessment by the relevant government authorities in China. We cannot assure you that any subsidiary will continue to meet the qualifications for a “Software Enterprise” or “Key Software Enterprise” or that the relevant government authority will not revoke any subsidiary’s “Software Enterprise” or “Key Software Enterprise” status. If there are further changes to the relevant income tax laws and their implementation, our subsidiaries may need to pay additional taxes, which could have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the EIT law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.

Under the EIT law, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and will generally be subject to the uniform 25.0% enterprise income tax rate for their global income. Under the implementation rules of the EIT law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. In April 2009, the PRC tax authority promulgated a circular to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises established outside of the PRC that are controlled by entities established within the PRC. However the relevant laws and regulations remain unclear regarding treatment of an enterprise established outside the PRC that is controlled by another enterprise established outside the PRC.

Some of our management is currently located in the PRC. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the EIT rate of 25.0% of our global income, and as a result, the amount of dividends we can pay to our shareholders could be reduced. We cannot confirm whether we will be considered a “resident enterprise” because the implementation rules are unclear at this time.

Under the implementation rules of the EIT law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

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

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. Most of our servers and routers are currently located at several different locations in China. Our disaster recovery plan cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a system shutdown. We do not carry any business interruption insurance. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers.

Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

In addition, fire, floods, droughts, typhoons, earthquakes and other natural disasters could result in material disruptions of our operations and adversely affect our revenues and profit. For example, a 8 Richter magnitude earthquake struck the city of Wenchuan in Sichuan Province on May 12, 2008, and the PRC government declared May 19, 2008 to May 21, 2008 as national mourning days for that earthquake. Similarly, the PRC government declared April 21, 2010 as a national mourning day for the April 14, 2010 earthquake centered in Qinghai Province. As required by the PRC government, we and the other major online game operators in China suspended our game operations during those national mourning days.

Computer viruses may cause delays or interruptions on our systems and may reduce visitor traffic and harm our reputation.

Computer viruses may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect the NetEase websites and servers against the threat of such computer viruses and to alleviate any problems. Moreover, if a computer virus affecting our systems is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Computer hacking could damage our systems and reputation.

Any compromise of security, such as computer hacking, could cause Internet usage to decline. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. In addition, we cannot assure you that any measures we take against computer hacking will be effective. A well publicized computer security breach could significantly damage our reputation and materially adversely affect our business. Although we believe we have not experienced any hacking activity that allowed unauthorized access to any information stored on our network, caused any loss or corruption of data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. In addition, we have had viruses or worms introduced into our network. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using isolated intranets, passwords, and encryption technology, we cannot assure you that any measures we take against computer hacking will be effective.

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

We rely on affiliates of China Unicom (after its merger with China Netcom), China Telecom and CERNET to provide us with bandwidth and server custody service for Internet users to access the NetEase websites and online games. If China Unicom, China Telecom, CERNET or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

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

We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective in preventing unauthorized parties from copying or otherwise obtaining and using our technology. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or to license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical. See Item 4.B. “Business Overview—Intellectual Property and Proprietary Rights.”

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

Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E “Additional Information — Taxation — United States Federal Income Taxation.”

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, NetEase Beijing, NetEase Hong Kong, NetEase Interactive Entertainment Ltd., or NetEase Interactive, Boguan, Hong Kong NetEase Interactive, Youdao Information, Guangzhou Interactive, NetEase Hangzhou and Guangzhou NetEase Information Technology Limited, or Guangzhou Information. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Shanghai Easenet and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “— We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the EIT on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.” above for further details.

RISKS RELATED TO DOING BUSINESS IN CHINA

The uncertain legal environment in China could limit the legal protections available to you.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 30 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving material contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

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

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78),” or Circular 78. Circular 78 covers equity compensation plans, such as a plan which authorizes the grant of restricted share awards. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In compliance with Circular 78, we have registered with and obtained approvals from the SAFE office in Beijing for the participants of our equity compensation plans who are PRC citizens. Nonetheless, we cannot predict whether SAFE will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans. Also, regardless of our measures taken in compliance with Circular 78, if it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel, which is currently a significant component of the compensation of many of our PRC employees. In that case, our business operations may be materially adversely affected.

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

These regulations may have a significant impact on our present and future structuring and investment. To comply with these regulations, our founder, Chief Executive Officer and director, William Lei Ding, successfully filed with the Guangdong Branch of SAFE information about NetEase.com, Inc. and other offshore companies in which he has direct or indirect shareholding. Due to a change in his ownership structure, Mr. Ding’s previously completed filing is in the process of being updated. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA

Government regulation of the telecommunications and Internet industries may become more burdensome.

Government regulation of the telecommunications and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the NetEase websites or online games.

Increased government regulation of the telecommunications and Internet industries in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, with the main relevant government authority being the MII. Prior to China’s entry into the World Trade Organization, or WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China’s entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50.0% of the total equity in any value-added telecommunications business in China. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004. Guangzhou NetEase has also obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products on the Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet Culture Operating License for online game activities issued by the Ministry of Culture, or MOC, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television, a permit for the production of audiovisual programs issued by the Radio, Film and Television Administration of Guangdong and a license for the sale of security products for computer information systems issued by the Ministry of Public Security. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase.com, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an Internet content provider. In addition, to operate the online games licensed from Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008. Shanghai EaseNet is currently in the process of obtaining an Internet Publishing License from the General Administration of Press and Publication, or GAPP.

We cannot be certain, however, that we or our affiliates will be granted any other additional license, permit or clearance we may need now or in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services. There are substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. The PRC government may issue new interpretations of the regulations regarding supervision of the information industry from time to time.

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. In addition, NetEase.com, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase.com, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

The Chinese government restricts the ability for foreign investors to invest in and operate in the telecommunications and online gaming businesses.

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

In September 2009, GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. It is unclear whether the authorities will deem our VIE structure as a kind of such “indirect ways” by foreign investors to gain control over or participate in domestic online game operators. If our VIE structure is deemed as one such “indirect way” under the GAPP Notice, our VIE structure may be challenged by the authorities.

The PRC government has intensified its regulation of Internet cafés, which are currently one of the primary venues for our users to access the NetEase websites and our services, especially online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés, at which many of our users access the NetEase websites and our services, especially online games. In particular, a large number of unlicensed Internet cafés have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. Moreover, in 2007 the State Administration of Industry and Commerce, one of the government agencies in charge of Internet café licensing, and other government agencies jointly issued a notice temporarily suspending the issuance of new Internet café licenses for a period of six months. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet café licenses and it is unclear when local authorities will start issuing new licenses again. In March 2010, the MOC issued a circular to increase the punishment for Internet cafés that allow minors to enter and use the Internet in violation of government regulations. According to this circular, among other things, the government authorities may revoke an Internet café’s Internet Culture Operation License if that Internet café allows three or more minors to enter and use the Internet at one time. Governmental authorities may from time to time impose stricter requirements, for example, limiting customer age limits and hours of operation, based on the occurrence and perception of, and the media attention on, gang violence, arson, and other incidents in or associated with Internet cafés. So long as Internet cafés are one of the primary venues for our users to access the NetEase websites and services, especially online games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the MOC and the MII jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under 18 years of age from playing certain games. Subsequently, in August 2005, GAPP proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under 18 years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Anti-Addiction Notice, which confirmed the real-name verification proposal and required online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we implemented our anti-addiction system to comply with the Anti-Addiction Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Anti-Addiction Notice.

In addition, on June 3, 2010, the MOC issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which will be effective as of August 1, 2010. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games. For example, we may be required to register online games at an earlier stage in their development and to renew registrations for material changes in any launched game. We expect that the MOC may issue implementation guidance for the Online Games Measures in the future. Because the Online Games Measures are new and it is unclear how the MOC will interpret and enforce them, we are unable to fully assess what impact, if any, these new requirements may have on our business.

It has been reported in the Chinese media that the Chinese government has concerns about the social impact of online games, and it may continue to impose additional regulatory restrictions on us or our customers or otherwise take actions that harm our business.

The Chinese government has not enacted any laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our MMORPGs which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. The Chinese government has not enacted any laws regarding virtual asset property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the sale of physical and virtual prepaid point cards, as described elsewhere on this annual report, including below in the “User Fees” section in Item 4.B of this annual report.

On February 15, 2007, the MOC issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. Under the Internet Cafés Notice, the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a clear distinction between virtual transactions and real transactions, so that virtual currency should only be used to purchase virtual items.

            On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defined “Virtual Currency” as a type of virtual exchange instrument that is issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. The Virtual Currency Notice’s stated objective is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. To do accomplish this, the Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and to refrain from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from conducting lucky draws or lotteries in which participants pay cash or virtual currency to win game items or virtual currency. The Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and to not provide virtual currency trading services to minors.

In order to comply with the requirements of the Virtual Currency Notice, we may need to change our prepaid point card distribution and database systems, resulting in higher costs of our online game operation, lower sales of our prepaid cards, or other changes in our business model. Such changes may therefore have an adverse effect on our revenues from online games.

Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.

On April 16, 2009, the People’s Bank of China issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the People’s Bank of China. In addition, on June 14, 2010, the People’s Bank of China issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which will be effective as of September 1, 2010 and will require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the People’s Bank of China by August 31, 2011 to continue such business.

We currently operate an online payment system used by both distributors of our prepaid point cards and end users of our online services. This payment system may require a permit under the PBOC Measures to continue in operation. As the PBOC Measures are quite new, we cannot be certain how they will be interpreted and enforced by the People’s Bank of China and when or if we will be granted such permit. An inability to continue operating our current online payment system would likely materially and adversely affect the operation and profitability of our business.

We may be unable to compete successfully against new entrants and established industry competitors.

The Chinese market for Internet content and services is intensely competitive and rapidly changing. Many companies offer competitive products or services including online games, Chinese language-based Web search, retrieval and navigation services, wireless value-added services and extensive Chinese language content, informational and community features, and e-mail.

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China has intensified as new entrants have come into the market, such as Baidu, Tencent, Alibaba and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase, a related party. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We developed our own proprietary Internet search engine, Youdao (formerly named Yodao), which was launched in December 2007 and is free of charge to users.

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2009 Revision). Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2009 consisted mainly of the acquisition of new servers in connection with the operation of Blizzard’s World of Warcraft, construction of our new research and development complex in Hangzhou, China, office renovations, furniture and fixtures, computer equipment, and software costs for a total of approximately RMB417.9 million (US$61.2 million). Our principal capital expenditures for 2007 and 2008 consisted mainly of computer equipment as well as software for a total of RMB71.5 million and RMB133.3 million, respectively.

In 2008, our subsidiary NetEase Hangzhou paid RMB27.8 million for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. We expect to spend a total of approximately RMB322.2 million (US$47.2 million) for the construction of buildings for a portion of our online game research and development team on such land. As of December 31, 2009, we had spent RMB196.6 million (US$28.8 million) for the construction work of the buildings. Construction of a portion of the buildings is expected to be completed for use in the second half of 2010. Certain contracts have been signed related to the construction of the buildings and the related outstanding commitment as of December 31, 2009 totaled RMB60.6 million (US$8.9 million).

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, Shanghai EaseNet as licensee of the games has paid to Blizzard an aggregate of RMB232.0 million (US$34.0 million) as initial license fees as of December 31, 2009. The licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard.” Our capital expenditures in 2009 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

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

We generate revenues from fees we charge users of our online games and from selling advertisements on the NetEase websites, and to a much lesser extent, from wireless value-added and other fee-based premium services. Our basic service offerings on the NetEase websites are available without charge to our users.

Our ability to leverage our portal traffic to generate revenues in online gaming and advertising services is a key component of our growth strategy.

Online Games Services

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services – Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. The substantial portion of our revenues come from our in-house games that use the time-based model and World of Warcraft, which Blizzard licenses to Shanghai EaseNet and which also uses the time-based model. The open beta versions of our item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively. As a result of our continuous efforts, both the number of online players and consumption level of in-game items of Tianxia II have grown steadily since the commencement of its open beta testing in June 2008. We commercially launched Tianxia II in September 2009 and continue to observe positive player feedback. We plan to launch other new games using the item-based revenue model in the future.

To pay for MMORPG playing time or virtual items purchased within a game, players use our proprietary prepaid point system by purchasing physical prepaid point cards or virtual prepaid point cards. We work with a wide range of distributors to distribute our point cards to gamers across China. Physical prepaid point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai, Beijing and in several second tier cities. Virtual prepaid point cards can be purchased online by debit card, credit card or bank transfer.

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

Among the various free and fee-based services that we offer through our portal, we derived most of our revenue in 2009 from online games and advertising services.

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries, NetEase Beijing, Youdao Information, Boguan, Guangzhou Interactive, Guangzhou Information Technology and NetEase Hangzhou, and our VIEs.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and will provide technical services to Shanghai EaseNet.

The following diagram shows the group structure of our subsidiaries and affiliated companies, other than our joint venture arrangements with Blizzard, which are described separately in this section.

The affiliated variable interest entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand.

In June 2008, we established Guangzhou NetEase Information Technology Limited, or Guangzhou Information. In April 2009, Hangzhou Leihuo Network Co., Ltd., or Hangzhou Leihuo, was established. The shareholders of Hangzhou Leihuo are Chinese citizens who are employees of NetEase Hangzhou. In July 2009, Hangzhou Langhe Technology Company Limited, or Hangzhou Langhe, was established.

The 27.7% equity interests in Youdao Information and Beijing NetEase Youdao Computer System Co., Ltd. (formerly named Beijing NetEase Yodao Computer System Co., Ltd.), or Youdao Computer, are Chinese citizens who are employees of Youdao Information. Youdao Computer obtained an ICP license in June 2008, and it hosts the website of www.youdao.com and owns and operates our own proprietary internet search engine, Youdao.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed MMORPG, Fantasy Westward Journey, in January 2004.

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

Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III and Tianxia II. These games are MMORPGs set in classical Chinese-themed fantasy worlds, and all of them are 2D games except for Tianxia II, which is a 3D game. The following table sets forth these and certain of our other major MMORPG games.

Game	Genre	Revenue Model	Game Status
Westward Journey Online II	MMORPG, classical Chinese setting	Time-Based	Launched August 2002
Fantasy Westward Journey	MMORPG, classical Chinese setting	Time-Based	Launched December 2004
Datang	MMORPG, Tang dynasty setting	Time-Based	Launched July 2006
Westward Journey Online III	MMORPG, classical Chinese setting	Time-Based	Launched September 2007
Tianxia II	MMORPG, classical Chinese setting	Item-Based	Launched June 2008
Legend of Westward Journey	MMORPG, classical Chinese setting	Item-Based	Launched September 2008
New Fly for Fun	MMORPG, cartoon-style flying theme	Item-Based	Launched October 2008

Our MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user-ID, after downloading our installation software or purchasing such software on a CD-ROM. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. In our item-based games, players can also purchase virtual items that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items or change the features of virtual items based on player feedback, market trends and other factors.

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

Gameplay is monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play.

We periodically develop and release expansion packs, which expand game content and gameplay features for previously launched games. These periodic expansion packs are designed to retain the interest of existing users and to attract new users. The timing and success of periodic expansion packs have a strong influence on the popularity and profitability of online games.

Web-based Games

Web-based games are games that players can easily access and play via the Web without downloading and installing any software. Our current web-based games are Storm of Empires and World of SanGuo, which both use an item-based revenue model.

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the gameplay or advanced tools, which players can use in the game, utilizing our prepaid point card system. As of December 31, 2009, we had 31 casual games, of which 28 are offered as a package to users that is collectively referred to as Popo Game. The other three casual games are more advanced and offer a greater variety of gameplay to users.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2009, our company employed approximately 1,041 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 616 personnel provided customer service support for World of Warcraft.

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

In connection with the introduction of our online games, we developed a prepaid point card to facilitate payment of fees for our online game services and, to a lesser extent, our other fee-based value-added services. Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands. Electronic point cards can also be purchased through credit cards or online e-sales systems through which players can directly credit their accounts at Internet cafés or computer stores. Each prepaid card contains an account number and a password. The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, primarily playing time for online games. We also utilize our point cards for the payment of virtual items as we launch item-based games for which playing time is free and players may purchase various virtual items to enhance their game playing experience.

Revenues from our online games accounted for 84.4%, 85.2% and 88.9% of our total net revenues in 2007, 2008 and 2009, respectively.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty a sequel to Blizzard’s space-themed game, which is currently in development; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses to Shanghai EaseNet on an exclusive basis in China its Battle.net platform, which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. Shanghai EaseNet, as licensee of the games, has paid to Blizzard RMB27.5 million (US$4.0million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license rights. In addition, in April 2009, we paid Blizzard a three-year license fee of RMB204.8 million (US$30 million) for the right to operate World of Warcraft.

With respect to the license agreements with Blizzard, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments amount to approximately RMB2.2 billion (US$322 million) over the terms of the agreements. As of December 31, 2009, the outstanding commitments related to the operation of the two license agreements totaled RMB1.7 billion (US$249 million) which was computed on the basis that StarCraft II: Wings of Liberty will be launched in 2010. On May 3, 2010, Blizzard announced that StarCraft II: Wings of Liberty will be commercially launched in markets outside of China on July 27, 2010. Accordingly, Shanghai EaseNet intends to work closely with the relevant regulatory authorities in China to obtain necessary approvals to operate this game.

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

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment and information technology.

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

NetEase users can interact through a variety of community services. They include:

•

E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2009, we had approximately 285 million registered free email users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2009, we had approximately 329,000 active VIP e-mail subscribers.

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

•

Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2009, we had approximately 75,000 peak concurrent users of our instant messaging service.

•

Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 9.1 million accumulated registered accounts and approximately 41,000 subscribers as of December 31, 2009.

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

Pricing for our advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

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

In addition, we offer wireless application protocol, or WAP, services, which provide a browser-based platform to access and use sophisticated wireless value-added services, and multimedia messaging services, or MMS, which provide sophisticated, content-rich mobile messages. Both WAP and MMS services are available to mobile users with phones that are compatible with the 2.5G mobile networks in China. We also offer interactive voice response services, or IVRS. IVRS allows users to access pre-recorded information from their mobile phones or interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. Our users can also order color ring-back tones, which enable users to customize the ringtone a caller hears. These ringtones can include voice recordings as well as pre-recorded music.

Revenues from wireless value-added services and others accounted for 3.0%, 2.7% and 1.9% of total net revenues in 2007, 2008 and 2009, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 2,300 distributors as of December 31, 2009. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 11.0%-14.0% discount off of their face value. We reduced the discount to 6.0% - 12.0% in March 2009. For the distributors selling prepaid point cards for use with the World of Warcraft game licensed from Blizzard, the discount is 9.0% -12.0%. The discount for each distributor varies based on that distributor’s volume of point cards purchased.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 355 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2009. In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers and we increased the incentives and rebates offered to advertisers.

In addition, online advertising on the NetEase websites is also sold through online advertising sales networks and advertising agencies. We believe that our focus on providing widely-used services that are designed to appeal to a broad base of Internet users attracts a variety of blue chip advertisers, ranging from technology products to consumer brands (including, increasingly, Chinese companies). We intend to continue to attract online advertisers by promoting the NetEase brand name to potential advertisers. We also engage in providing cooperative promotional advertising solutions in which we act as the official sponsor or co-sponsor of special events or online content, such as websites that feature movies or television series, athletic events, music awards, charity concerts and industry exhibitions.

For a discussion of the seasonality of our revenue, see Item 5 “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenues.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year.

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

Our major area of focus is the development of our proprietary online games and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2009, we had 1,138 programmers, network engineers and graphic designers dedicated to online game research and development.

We have multiple studios of game developers established to research and develop new games and expansion packs. In developing a new game or expansion pack, game developers create proposals for the game theme and design, and then construct prototypes for management to review and approve. Next, our quality control staff, as well as volunteer players, conduct closed beta testing for the new game designs and expansion packs. Based on analysis of the feedback provided by the quality control staff and volunteer players, our game developers refine the game designs and expansion packs and then initiate open beta testing, in which the game becomes available to the public. For games using the time-based revenue model, no revenue is collected from users during open beta testing. However, for games using the item-based revenue model, users in the open beta testing can purchase in-game items, which allows those games to start generating revenue from the open beta testing phase onwards. Accordingly, for item-based games, the beginning of open beta testing is sometimes considered to be the commercial launch of the game. Our game developers further improve the new game designs and expansion packs as necessary based on user statistics and feedback gathered from open beta testing. User statistics gathered from closed beta and open beta testing results are compared with existing games, which enables us to assess the potential for success of the new games and expansion packs and to plan the network infrastructure and marketing efforts required to support each new game or expansion pack.

In connection with our game development activities, we occasionally license specific game technologies which we incorporate into our internally developed MMORPGs.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing and Changzhou affiliates. As of December 31, 2009, there were approximately 21,000 of such co-located servers, operating with Web server software from Apache and Netscape and we leased dedicated lines substantially from CERNET and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Perfect World Company Limited, or Perfect World, Giant Interactive Group Inc, or Giant, Shanda Games Limited, or Shanda, The9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu, 21cn.com and Changyou.com Limited, or Changyou.

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

We also believe that competition in the online advertising industry in China has intensified as new entrants have come into the market such as Baidu, Tencent and other vertical Internet portals. In addition, we face potential competition from US-based portals such as Yahoo!, Yahoo! Chinese and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the WTO in 2001, and the resulting gradual opening of its telecommunications sector, may continue to facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer and Hangzhou Leihuo have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

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

On May 1, 2009, MOH issued the Measures for the Administration of Internet Medical and Healthcare Information Services, or the 2009 MOH Measures, which replaced the previous Measures for the Administration of Internet Medical and Health Information Services issued by the MOH on January 8, 2001. According to the 2009 MOH Measures, entities engaging in medical and health information service must gain approval from local health administrations. Guangzhou NetEase has secured an approval for publishing medical and health information through a formal reply issued by the Guangdong Health Administration.

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

On September 3, 2009, the MOC issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content. According to this notice, only entities approved by the Ministry of Culture for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the notice also requires all domestic music products to be filed with the MOC within 30 days after being publicly available online. Imported music products must be approved by the MOC before being made available online. Guangzhou NetEase, Shanghai EaseNet, Youdao Computer and Hangzhou Leihuo have each obtained an Internet Culture Operating License.

On April 16, 2009, the People’s Bank of China issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the People’s Bank of China. In addition, on June 14, 2010, the People’s Bank of China issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which will be effective as of September 1, 2010 and will require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the People’s Bank of China by August 31, 2011 to continue such business. We intend to comply with the PBOC Measures to the extent applicable. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII. According to these regulations software products developed in the PRC should be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products are granted registration certificates. In compliance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II, New Fly For Fun, Westward Journey Online III, Legend of Westward Journey, World of SanGuo, Storm of Empires and Popo Game have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase and Shanghai EaseNet have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Network Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its first expansion pack, The Burning Crusade.

On April 24, 2009, MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game.

On June 4, 2009 MOC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration on Online Game Virtual Currency, or the Online Game Virtual Currency Notice. According to the Online Game Virtual Currency Notice, online game virtual currency should only used to exchange virtual services provided by the issuing enterprise for a designated extent and time, and is strictly prohibited from being used to pay for or purchase tangible products or any service or product of another enterprise. Also, the Online Game Virtual Currency Notice obligates the issuing enterprise to give users 60 days prior notice and refund in the form of legal tender or other forms acceptable to users in case it plans to terminate the provision of its products or services. We have implemented measures which we believe are necessary to ensure our compliance of the Online Game Virtual Currency Notice.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II: Wings of Liberty and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft with the State Copyright Bureau.

The publication of online games also requires approval from GAPP in accordance with the Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP and MII on June 27, 2002. Guangzhou NetEase has received such approval. In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we have implemented our anti-addiction system to comply with the Anti-Addiction Notice in July 2007. Since its implementation, we have not experienced a significant negative impact of the Anti-Addiction Notice on our business.

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by MOC, SARFT and GAPP. According to this notice, GAPP shall be responsible for the examination and approval of those online games made available on the Internet, and once an online game is available on the Internet, it shall be solely and completely administrated by MOC. The notice further clarifies that GAPP shall be responsible for the examination and approval of the game publications which are authorized by overseas copyright owners to be made available on the Internet, and all other imported online games shall be examined and approved by MOC.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its first expansion pack, The Burning Crusade.

On June 3, 2010, the MOC issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which will be effective as of August 1, 2010. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.”

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC before they can be put into operation. Our internally developed online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Westward Journey III and Popo Game have successfully finished the recordation process.

The Regulations for the Administration of Audio and Video Products, which was released by the State Council on December 25, 2001, require that the publication, production, duplication, importation, wholesale, retail and renting of the audio and video products are subject to a license issued by competent authorities. Guangzhou NetEase has obtained such license from Guangdong Administration of Press and Publication.

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

We have full legal rights over and have registered a number of domain names, including:

•	www.netease.com;

•	www.163.com;

•	www.yeah.net;

•	www.126.com;

•	www.nease.net; and

•	www.188.com

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

In addition, we have registered our games Westward Journey Online II, Fantasy Westward Journey, Tianxia II, Datang, Westward Journey III, Legend of Westward Journey, New Fly For Fun, Popo Game, World of SanGuo, Storm of Empires, Cangbaoge, E-Key (Jiangjunling) and Wangyibao with the State Copyright Bureau of China. Moreover, we have filed some patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificate of Invention Patent for certain technology related to the search engine developed by Youdao Information from the State Intellectual Property Office.

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

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2009, we leased office facilities with a total effective annual rent of RMB32.0 million (US$4.7 million), including management fees, and an aggregate of approximately 21,218 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located. We are in the process of acquiring this building. We currently do not have a lease for this property but have accrued imputed rent for it.

We are in the process of constructing an additional research and development facility of approximately 1.4 million square meters for new online game development in Hangzhou, China on land with an area of approximately 56,160 square meters. Construction of a portion of the buildings on this land is expected to be completed for use in the second half of 2010.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2009, we leased dedicated lines substantially from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB137.7 million (US$20.2 million) for the year ended December 31, 2009.

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

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2009, we had approximately 455 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 1.1 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2009, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB1,850.4 million (US$271.1 million) for 2009 and generated positive operating cash flows of RMB2,094.5 million (US$306.8 million) during the year. We recorded retained earnings of RMB3,092.1 million, RMB4,605.3 million and RMB6,425.8 million (US$941.4 million) as of December 31, 2007, 2008 and 2009, respectively.

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

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou, Guangzhou Information and Hangzhou Langhe were established in China in August 1999, October 2002, December 2003, March 2006, June 2006, June 2008 and July 2009, respectively.

NetEase.com, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi (until it was dissolved in August 2007), Shanghai EaseNet and Hangzhou Leihuo. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Guangzhou Interactive and Boguan provide technical consulting and related services to the VIEs.

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

In April 2009, Hangzhou Leihuo Network Co., Ltd, or Hangzhou Leihuo, was incorporated under the laws of China and is owned by two of our employees. Hangzhou Leihuo has been approved by the relevant Chinese authorities to operate online game services, and has contractual arrangements with NetEase Hangzhou. We are the primary beneficiary of Hangzhou Leihuo, which is considered our VIE for accounting purposes (see “Basis of Presentation” below), and have consolidated it in our financial statements.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to Shanghai EaseNet. We are the primary beneficiary of Shanghai EaseNet, which is considered our VIE for accounting purposes (see “- Basis of Presentation” below), and have consolidated it in our financial statements.

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

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R, or ASC 810. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi (which was dissolved in August 2007). We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004 until its dissolution in August 2007. In addition, according to the assessment under FIN 46-R, we have concluded that Shanghai EaseNet and Hangzhou Leihuo are also our VIEs and have such VIEs into our financial statements as of and for the year ended December 31, 2009. Also, NetEase.com, Inc. is the primary beneficiary of the companies comprising our joint venture with Blizzard, namely, StormNet Information Technology (Hong Kong) Limited, or StormNet IT Hong Kong, and StormNet Information Technology (Shanghai) Limited, or StormNet IT Shanghai. Accordingly, we have consolidated these two companies into our financial statements as of and for the year ended December 31, 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. We expect that the adoption of this new accounting standard will not result in a material impact on our consolidated financial statements and we expect to continue to consolidate the aforementioned VIEs.

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

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2007, 2008 and 2009.

Online Games Services

We derive all our online game services revenues from customers through their use of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games, such as Tianxia II and Legend of Westward Journey, and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard”. One of these games, World of Warcraft, has been commercially launched and commenced generating revenue from September 2009.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 97.7%, 99.6% and 99.7% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2007, 2008 and 2009, respectively, with the remainder generated from advertisers in our search engine business.

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

Seasonality of Revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter, due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets, and the third quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, particularly winter and summer school holidays.

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

In addition, cost of revenues for our online games services include that portion of bandwidth and server custody fees (fees paid to telecommunications companies to host and maintain our servers) and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Unicom’s affiliates, for which we pay server custody fees to China Telecom and China Unicom.

The cost of revenues for the games licensed from Blizzard also includes royalties and license and consulting fees to Blizzard. As World of Warcraft was commercially re-launched in September 2009, we started amortizing the prepayment for the license right over the license term. We will start amortizing the prepaid license fee for StarCraft II: Wings of Liberty upon the commercial release of this game in China.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses, recruiting expenses, travel expenses and depreciation charges. General and administrative expenses also included imputed rent for a building in Guangzhou occupied by us since July 2006. We recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaling RMB9.4 million (US$1.4 million) in 2009.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses, compensation costs for our research and development professionals and licensing and training fees paid to a third party developer of a 3D game engine.

Share-Based Compensation Cost

Under our 2000 Stock Incentive Plan, which expired in February 2010, we granted options to our employees, directors, consultants and certain members of our senior management under that plan. The vesting periods for these options generally ranged from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2007, 2008 and 2009, we recorded share-based compensation cost of approximately RMB95.4 million, RMB67.9 million and RMB 31.4 million (US$4.6 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2009, total unrecognized compensation cost related to unvested awards not yet recognized related to the 2000 Stock Incentive Plan, adjusted for estimated forfeitures, was RMB29.7 million (US$4.3 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2009, the weighted average remaining vesting period was 1.29 years.

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2008 and 2009 on their taxable income generated from operation in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

China

In accordance with The Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (“the previous income tax laws”) prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

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

Under the previous income tax laws, NetEase Beijing was recognized as an “Advanced Technology Enterprise” and was entitled to a reduced EIT rate of 10% for 2006 and 2007 and a full exemption from the local income tax for 2006 and 2007. Based on the “High and New Technology Enterprise”, or HNTE, status granted under the Corporate Income Tax Law, NetEase Beijing is entitled to a preferential tax rate of 15% from 2008 to 2010.

Guangzhou Interactive was recognized as a “Software Enterprise” and a HNTE under the previous income tax laws and was subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received a tax-exemption from the local tax rate of 3% from 2005 to 2007. In addition to qualifying as a HNTE under the Corporate Income Tax Law, Guangzhou Interactive enjoyed a preferential tax rate of 10% for 2008 and 2009.

Boguan was recognized as a “Software Enterprise” in September 2005 under the previous income tax laws. It was exempted from EIT on its profits for 2006 and 2007, and subject to a 50% reduction in EIT from 2008 to 2010. Boguan was exempted from the 3% local income tax for 2007. In addition, Boguan was granted the HNTEs tax status and therefore was able to enjoy the preferential tax rate of 15% for 2008 to 2010. Boguan paid its corporate income tax at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted HNTE tax status in 2008, its would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the Corporate Income Tax Law and the related implementation guidelines. This rate was calculated by applying the 50% reduction for Software Enterprises against the 15% preferred tax rate applicable to its HNTEs status. When Boguan was granted HNTE tax status in December 2008, the relevant local tax authority duly refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform corporate income rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTEs status. As such, Boguan recorded an additional tax payable of RMB23.3 million in June 2009. Boguan was qualified as a “Key Software Enterprise” in December 2009 and it therefore enjoyed a preferential tax rate of 10% for 2009.

NetEase Hangzhou was recognized as a “Software Enterprise” and “High and New Technology Enterprise” in 2007 under the previous income tax laws. It was exempted from EIT on its profits for 2007 and 2008 but subject to a 3% local income tax rate for 2007. NetEase Hangzhou enjoyed a preferential tax rate of 12.5% in 2009.

Youdao Information was recognized as a “High and New Technology Enterprise” under previous income tax laws in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was tax-exempt in 2007. Youdao Information incurred tax losses for 2008 and 2009 and therefore, did not record any EIT.

Business Taxes

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for our revenues generally ranges from 3% to 5%. We are also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

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

We earn revenue through providing online game services to players under two types of revenue models: a time-based revenue model and an item-based revenue model. For the time-based model, revenue is recognized based upon the actual usage of game playing time by players. For the item-based model, the basic gameplay functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. In-game items have different life patterns: one-time use, limited life and permanent life. Revenues from the sales of one-time use in-game items are recognized upon consumption. Limited life items are either limited by the number of use, say 10 times or limited by time, says three months. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used. Players are allowed to use permanent life in-game items without any use or time limits. Revenues from the sales of permanent life in-game items are recognized based on the estimated lives of the in-game items. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent life in-game items. However, given the relatively short operating history of our item-based games, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the permanent life in-game items. We have adopted a policy of assessing the estimated lives of the permanent life in-game items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

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

Unused online points in an inactive personal game account are recognized as revenue when the likelihood that we would provide further online games services with respect to such online points is remote.

Advertising Services

We derive advertising fees principally from short-term advertising contracts. With respect to multiple element advertising contracts which have no vendor-specific objective evidence established and which do not include a fixed delivery pattern for the advertising services, revenues are generally deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

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

Other Critical Accounting Policies and Estimates

Research and Development Costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of online game products have not historically been capitalized because the period after the date when technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in such period is insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2007, 2008 and 2009.

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

Management’s judgment is required in the assessment of the useful lives of long-lived assets, and is required in the measurement of impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The estimation of future cash flows requires significant management judgment based on our historical results and anticipated results and is subject to many factors. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

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

Share-Based Compensation Expense

Effective January 1, 2006, we measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value of the award. We recognize the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options).

We adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Forfeitures were estimated based on our weighted average historical forfeiture rate to date. Differences between actual and estimated forfeitures are expensed in the period that the differences occur.

Our assumptions are based on our historical experience and expectation of future development. The assumptions used in calculating the fair value of share-based awards and related share-based compensation expenses represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or different assumptions are used, particularly with respect to the volatility of our shares, our share-based compensation expense could be materially different for any period.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	1,932,634,947	83.8	2,498,518,103	84.0	3,368,688,576	88.1
Advertising services	305,057,556	13.2	405,887,007	13.6	383,560,557	10.0
Wireless value-added services and others	68,018,461	3.0	71,718,938	2.4	71,201,485	1.9

Total revenues	2,305,710,964	100.0	2,976,124,048	100.0	3,823,450,618	100.0
Business tax (expense)/benefit	(92,424,200)	(4.0)	108,460,101	3.6	(66,503,485)	(1.7)

Net revenues	2,213,286,764	96.0	3,084,584,149	103.6	3,756,947,133	98.3

Cost of revenues:
Online game services	(187,411,229)	(8.1)	(268,574,306)	(9.0)	(629,918,759)	(16.5)
Advertising services	(143,676,057)	(6.2)	(208,907,875)	(7.0)	(225,626,677)	(5.9)
Wireless value-added services and others	(84,365,760)	(3.7)	(82,123,181)	(2.8)	(96,683,642)	(2.5)

Total cost of revenues	(415,453,046)	(18.0)	(559,605,362)	(18.8)	(952,229,078)	(24.9)

Gross profit	1,797,833,718	78.0	2,524,978,787	84.8	2,804,718,055	73.4
Operating expenses:
Selling and marketing expenses	(235,318,304)	(10.2)	(221,551,138)	(7.4)	(338,308,601)	(8.9)
General and administrative expenses	(176,178,740)	(7.6)	(181,841,322)	(6.1)	(212,533,368)	(5.6)
Research and development expenses	(180,734,713)	(7.8)	(207,023,649)	(7.0)	(230,439,880)	(6.0)

Total operating expenses	(592,231,757)	(25.6)	(610,416,109)	(20.5)	(781,281,849)	(20.5)

Operating profit	1,205,601,961	52.4	1,914,562,678	64.3	2,023,436,206	52.9

Other income (expenses):
Investment income	474,446	0.0	1,517,890	0.1	353,554	0.0
Interest income	112,599,994	4.8	144,805,368	4.9	128,168,329	3.3
Exchange losses	(50,891,094)	(2.2)	(167,101,510)	(5.6)	9,617,657	0.3
Other, net	(1,084,240)	(0.1)	3,551,919	0.1	(10,935,703)	(0.3)

Income before tax	1,266,701,067	54.9	1,897,336,345	63.8	2,150,640,043	56.2
Income tax expense	(2,689,309)	(0.1)	(300,673,321)	(10.1)	(313,861,139)	(8.2)

Net Income	1,264,011,758	54.8	1,596,663,024	53.7	1,836,778,904	48.0
Non-controlling interests	74,364	(0.0)	24,883	(0.0)	13,657,100	0.4

Net income attributable to NetEase shareholders	1,264,086,122	54.8	1,596,687,907	53.7	1,850,436,004	48.4
Unrealized gains on investments	1,332,300	0.1	—	—	—	—

Comprehensive Income	1,265,418,422	54.9	1,596,687,907	53.7	1,850,436,004	48.4

Share-based compensation cost included in:
Cost of revenues	(14,890,378)	(0.6)	(13,678,836)	(0.5)	(9,020,785)	(0.2)
Selling and marketing expenses	(14,357,336)	(0.6)	(8,564,177)	(0.3)	(2,323,006)	(0.1)
General and administrative expenses	(33,887,323)	(1.5)	(23,586,590)	(0.8)	(9,861,181)	(0.3)
Research and development expenses	(32,293,138)	(1.4)	(22,119,058)	(0.7)	(10,179,723)	(0.3)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Total net revenues increased by 21.8% to RMB3,756.9 million (US$550.4 million) in 2009 from RMB3,084.6 million in 2008. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 88.9%, 9.2% and 1.9%, respectively, of our total net revenues in 2009. This compares with 85.2%, 12.1% and 2.7%, respectively, in 2008. Revenue generated from game licensing represented 9.8% of our total net revenues in 2009.

Online Games Services

Net revenues from online games services increased by 27.0% to RMB3,339.9 million (US$489.3 million) in 2009 from RMB2,629.2 million in 2008. This increase was mainly due to the successful re-launch of World of Warcraft, a game licensed from Blizzard in September 2009.

For our internally developed MMORPGs, revenue from Westward Journey Online II and Tianxia II increased during the year. The continued growth in popularity of Westward Journey Online II throughout 2009 was mainly attributable to new designs and features introduced during the year, together with the successful launching of a series of in-game marketing events and a new expansion pack for the game in the year. Tianxia II, our 3D item-based online game launched in June 2008, showed a steady growth in terms of both the number of players and paid users, which resulted in a rapid growth of revenue for the year. Revenue from Legend of Westward Journey and New Fly for Fun increased slightly as well upon their commercial launches in 2008.

The number of peak concurrent players for Fantasy Westward Journey increased to approximately 2,566,000 in December 2009 from approximately 1,809,000 in December 2008, and the number of average concurrent players for Fantasy Westward Journey was approximately 570,000 in December 2009 compared to approximately 617,000 in December 2008. The number of peak concurrent players for Westward Journey Online II increased to approximately 1,103,000 in December 2009 from approximately 575,000 in December 2008, and the number of average concurrent players for Westward Journey Online II increased to approximately 206,000 in December 2009 from approximately 198,000 in December 2008.

Furthermore, revenue of RMB101.6 million (US$14.9 million) was recognized from the clean up of dormant accounts of online games in 2009, caused by a change in our user agreement with online game players in May 2009, whereby outstanding points in accounts that remain dormant for a period of 540 days or more will be removed after 30 days of our public notice issued on May 20, 2009.

In addition, the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB133.9 million is allocated to the online game segment, resulted in lower business tax expenses for online games service in 2008. Please see the discussion under “—Business Tax” above.

Advertising Services

Net revenues from advertising services decreased by 6.7% to RMB346.7 million (US$50.8 million) in 2009 from RMB371.4 million in 2008, primarily due to an internal reorganization of our advertising department and the training of new staff that adversely affected advertising revenues. In addition, advertisers tightened their advertising and marketing spending in the first half year of 2009 due to the sluggish global economy. To address the foregoing factors, we adopted various promotional strategies to improve customer relationships and stimulate sales, such as increasing customer contacts, offering higher rebate and discount rates, and other activities, which resulted in a number of new service contracts from advertisers in the automobile, apparel and accessories, consumer goods and electronic industries.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) decreased to approximately RMB812,000 (US$119,000) in 2009 from RMB1,054,000 in 2008. The number of traditional advertisers using the NetEase websites increased to 431 in 2009 from 351 in 2008, with revenues from our top ten advertisers comprising 28.5% of our total advertising services revenues in 2009 as compared to 30.9% in 2008.

Wireless Value-Added Services and Others

Net revenues from the wireless value-added services and others segment decreased by 16.3% to RMB70.3 million (US$10.3 million) in 2009 from RMB84.0 million in 2008. This decrease was primarily driven by the receipt of a one-time business tax refund of RMB146.8 million in June 2008, of which RMB12.9 million was allocated to the wireless value-added service and others segment and resulted in lower business tax expenses for wireless value-added service and others segment in 2008. Gross revenue from the wireless value-added services and others segment remained relatively unchanged in 2009 compared to 2008.

Cost of Revenues

Our cost of revenues increased by 70.2% to RMB952.2 million (US$139.5 million) in 2009 from RMB559.6 million in 2008. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and business tax on intra-group revenue. In 2009, costs relating to online games services, advertising services and wireless value-added services and others represented 66.2%, 23.7% and 10.1% of total cost of revenues, respectively, as compared with 48.0%, 37.3% and 14.7% of the cost of revenues, respectively, in 2008.

Online Games Services

Cost of revenues from our online games services increased by 134.5% to RMB629.9 million (US$92.3 million) in 2009 from RMB268.6 million in 2008. This increase in cost of revenues in 2009 was primarily due to a combination of the following factors:

•

Technology costs increased by RMB196.9 million (US$28.9 million) to RMB214.7 million (US$31.5 million) in 2009 from RMB17.8 million in 2008, mainly consisting of royalties of RMB131.7 million (US$19.3 million), server custody fees of RMB50.5 million (US$7.4 million), and technical consultancy service fees of RMB13.0 million (US$1.9 million) associated with the operation of World of Warcraft.

•

Depreciation and amortization costs increased by RMB62.5 million (US$9.2 million) to RMB70.2 million (US$10.3 million) in 2009 from RMB7.7 million in 2008, mainly as a result of an increase in server depreciation cost of RMB40.3 million (US$5.9 million) and amortization of license fees of RMB19.4 million (US$2.8 million) associated with the operation of World of Warcraft.

•

Staff-related costs increased by RMB50.3 million (US$7.4 million) to RMB139.4 million (US$20.4 million) in 2009 from RMB89.1 million in 2008, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 2,359 as of December 31, 2009 from 1,553 as of December 31, 2008, including 616 new employees in the customer service function to support the operation of World of Warcraft.

•

Business tax payable on intra-group revenues related to online games increased by RMB35.9 million (US$5.3 million) to RMB152.7 million (US$22.4 million) in 2009 from RMB116.8 million in 2008 due to continued growth in the popularity of Westward Journey Online II and Tianxia II, and the recognition of revenue from the clean up of dormant accounts of online games in the year. In addition, business tax payable of RMB5.8 million (US$0.8 million) was recorded for technical consultancy service fees received from our joint venture with Blizzard in the year.

Advertising Services

Cost of revenues from our advertising services increased by 8.0% to RMB225.6 million (US$33.1 million) in 2009 from RMB208.9 million in 2008. The increases in cost of revenues in 2009 were primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB25.6 million (US$3.6) to RMB104.5 million (US$15.3 million) in 2009 from RMB78.9 million in 2008, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 680 as of December 31, 2009 from 550 as of December 31, 2008.

•

Miscellaneous costs increased by RMB7.3 million (US$1.1 million) to RMB23.2 million (US$3.4 million) in 2009 from RMB15.9 million in 2008, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the substantial expansion of our portal business.

These increases were partially offset by a decrease in the cost of third party content for the NetEase websites, which declined by RMB15.4 million (US$2.3 million) to RMB41.1 million (US$6.0 million) in 2009 from RMB56.5 million in 2008 resulting from a temporary increase in the price and demand for content services during the Summer Olympic Games in 2008.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased by 17.7% to RMB96.7 million (US$14.2 million) in 2009 from RMB82.1 million in 2008. This increase in cost of revenues in 2009 was primarily due to a combination of the following factors:

•

Staff-related cost increased by RMB11.6 million (US$1.7 million) to RMB17.8 million (US$2.6 million) in 2009 from RMB6.2 million in 2008, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees.

•

Bandwidth and server custody fees increased by RMB11.1 million (US$1.6 million) to RMB40.7 million (US$6.0 million) in 2009 from RMB29.6 million in 2008, as a result of an increase in bandwidth usage by our blog and free email service in 2009.

These increases were partially offset by a decrease in depreciation and amortization costs of computers and software by RMB8.1 million (US$1.2 million) to RMB27.7 million (US$4.1 million) in 2009 from RMB35.8 million in 2008, mainly because our various free services such as e-mail and photo related servers became fully depreciated during 2009.

Gross Profit

Our gross profit increased by 11.1% to RMB2,804.7 million (US$410.9 million) in 2009 from RMB2,525.0 million in 2008.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2008 and 2009 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Gross profit (loss):
Online game services	2,360,610,078	2,710,011,680	397,018,954
Advertising services	162,478,816	121,058,290	17,735,140
Wireless value-added services and others	1,889,893	(26,351,915)	(3,860,578)

Total gross profit	2,524,978,787	2,804,718,055	410,893,516

Gross profit (loss) margin:
Online game services	89.8%	81.1%	81.1%
Advertising services	43.7%	34.9%	34.9%
Wireless value-added services and others	2.2%	(37.5%)	(37.5%)

Total gross profit margin	81.9%	74.7%	74.7%

The decrease in gross profit margin for online game services in 2009 was mainly due to the increased cost of revenues which outpaced the increase in net revenues. Higher cost of revenues was mainly the result of increased headcount and higher level of salaries and bonuses paid to the employees in our online game business in 2009, coupled with royalties, amortization of license fees and technical consultancy service fees associated with the operation of World of Warcraft.

The decrease in gross profit margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased miscellaneous costs resulting from the substantial expansion of our portal business.

The gross loss margin for wireless value-added services and others changed significantly in 2009 as compared to the gross profit margin in 2008 as a result of a decrease in net revenues primarily due to the receipt of a one-time business tax refund in June 2008, plus a general increase in cost of revenues mainly driven by increased staff related costs due to headcount increase and bandwidth and server custody fees due to an increase in bandwidth usage by our blog and free email service in 2009.

Operating Expenses

Total operating expenses increased by 28.0% to RMB781.3 million (US$114.5 million) in 2009 from RMB610.4 million in 2008, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 52.7% to RMB338.3 million (US$49.6 million) in 2009 from RMB221.6 million in 2008, primarily due to a combination of the following factors:

•

An increase in marketing costs of approximately RMB48.5 million (US$7.1 million) in 2009 resulting from increased advertising and marketing promotions in September 2009 and May 2009 related to Tianxia II and New Fly for Fun, respectively, for their open beta testing roll outs, and the re-launch of World of Warcraft in the year.

•

An increase in staff-related costs of our sales team of approximately RMB33.6 million (US$4.9 million) in 2009 primarily driven by increased headcount and performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

•	An increase in labor cost of approximately RMB17.1 million (US$2.5 million) associated with the expansion of regional game promotion activities in China during 2009.

•

An increase in office charges, meeting fees, entertainment and goods transportation expenses of approximately RMB7.9 million (US$1.2 million) by our advertising sales and marketing team and online game promotion team due to overall expansion of the operations in 2009.

General and administrative expenses increased by 16.9% to RMB212.5 million (US$31.1 million) in 2009 from RMB181.8 million in 2008, primarily due to a combination of the following factors:

•

An increase in staff-related costs of approximately RMB13.3 million (US$2.0 million) in 2009 primarily driven by an increase in the level of salaries and bonuses and an increase in the number of employees in our online games management team.

•

An increase in office rental and utilities of RMB9.9 million (US$1.5 million) due to additional office space rented in Beijing related to the relocation and expansion of our portal and Youdao search engine business in 2009.

•	An increase in allowance for bad and doubtful debts of approximately RMB7.4 million (US$1.1 million) in 2009.

Research and development expenses increased by 11.3% to RMB230.4 million (US$33.8 million) in 2009 from RMB207.0 million in 2008, primarily due to a combination of the following factors:

•

An increase in staff-related costs of approximately RMB16.9 million (US$2.5 million) in 2009, mainly as a result of increased headcount of program developers in our R&D center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2009.

•

An increase in bandwidth and server custody fees of RMB6.0 million (US$0.9 million) in 2009, mainly due to an increase in bandwidth usage for supporting the development and enhancement of various products in the year.

Allowances for Doubtful Accounts

As of December 31, 2009, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB217.4 million (US$31.8 million). After providing for doubtful accounts in the amount of RMB30.0 million (US$4.4 million), the net balance of accounts receivable was RMB187.3 million (US$27.4 million) as of December 31, 2009. The allowance for doubtful accounts consisted of general provisions of RMB7.8 million (US$1.1 million) and specific provisions of RMB22.2 million (US$3.3 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2009, we had one customer with a receivable balance exceeding 10.0% of the total accounts receivable balance. The approximate total accounts receivable outstanding of such customer as of December 31, 2009 (and percentage of our total accounts receivable balances) was RMB24.0 million (US$3.5 million) or 11.0%.

Other Income (Expenses)

Other income in 2009 mainly consisted of interest income and foreign exchange gain. Interest income decreased to RMB128.2 million (US$18.8 million) in 2009 from RMB144.8 million in 2008, primarily due to lower interest rates on our Euro and US denominated bank deposit balances. The foregoing decrease was partially offset by an increase in our total cash and time deposit balance which increased by 25.0% to RMB7.0 billion (US$1.0 billion) as of December 31, 2009 from RMB5.6 billion as of December 31, 2008. We did not incur interest expense in 2009 and 2008. In 2009, we reported a net foreign exchange gain of RMB9.6 million (US$1.4 million) primarily due to the translation gains arising from our Euro-denominated bank deposit balances as of December 31, 2009 as the exchange rate of the Euro against the Renminbi fluctuated during the year. In 2008, we recognized an exchange loss of RMB167.1 million. The foregoing increase was offset in part by a charity donation made by our company of RMB10.6 million (US$1.6 million) in 2009.

Income Tax

Income tax increased to RMB313.9 million (US$46.0 million) in 2009 from RMB300.7 million in 2008. Our effective tax rate in 2009 was 14.6% as compared with 15.8% in 2008. The relatively higher effective income tax rate in 2008 was mainly due to the remeasurement of deferred tax assets previously recorded under the new statutory tax rate of 25% effective January 1, 2008 to the 15% tax rate applicable to “high and new technology enterprises” as certain subsidiaries of our company in China were granted the HNTE status for fiscal year 2008 in December 2008.

Net Income

As a result of the foregoing, net profit increased by 15.9% to RMB1,850.4 million (US$271.1 million) in 2009 from RMB1,596.7 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Total net revenues increased by 39.4% to RMB3,084.6 million in 2008 from RMB2,213.3 million in 2007. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 85.2%, 12.1% and 2.7%, respectively, of our total net revenues in 2008. This compares with 84.4%, 12.6% and 3.0%, respectively, in 2007.

Online Games Services

Net revenues from online games services increased by 40.7% to RMB2,629.2 million in 2008 from RMB1,868.9 million in 2007. This increase was mainly due to the continued growth in the number of users and average playing time per user of our internally developed MMORPG, Fantasy Westward Journey. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,809,000 in December 2008 from approximately 1,519,000 in December 2007, and the number of average concurrent players for Fantasy Westward Journey increased to approximately 617,000 in December 2008 from approximately 546,000 in December 2007. The continued growth in popularity of Fantasy Westward Journey throughout 2008 was mainly attributable to new designs and features introduced during the year, together with the successful launching of a series of in-game marketing events and new expansion pack for the game in the year. In addition, revenue of Westward Journey Online II increased during the year. The number of peak concurrent players for Westward Journey Online II increased to approximately 575,000 in December 2008 from approximately 367,000 in December 2007, and the number of average concurrent players for Westward Journey Online II increased to approximately 198,000 in December 2008 from approximately 153,000 in December 2007. In addition, the open beta testing versions of our 3D item-based online games, Tianxia II and Legend of Westward Journey, were launched in June and September 2008, respectively, which contributed a modest portion of revenue for the year. Revenue from Westward Journey Online III increased slightly as well upon its commercial launch in September 2007.

In addition, the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB133.9 million is allocated to the online game segment resulted in lower business tax expenses for online games service in 2008. Please see the discussion under “—Business Tax” above.

Advertising Services

Net revenues from advertising services increased by 33.1% to RMB371.4 million in 2008 from RMB279.1 million in 2007, primarily due to the overall expansion of China’s online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) increased to approximately RMB1,054,000 in 2008 from RMB827,000 in 2007. The number of traditional advertisers using the NetEase websites increased to 351 in 2008 from 330 in 2007, with revenues from our top ten advertisers comprising 30.9% of our total advertising services revenues in 2008 as compared to 27.9% in 2007.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others increased by 28.7% to RMB84.0 million in 2008 from RMB65.3 million in 2007. This increase was primarily driven by the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB12.9 million is allocated to the wireless value-added service and others segment and resulted in lower business tax expenses for wireless value-added service and others segment in 2008. Please see the discussion under “—Business Tax” above.

In addition, revenues from other value-added services increased as a result of our continuing enhancements to such services and integration of other value-added services and products.

Cost of Revenues

Our cost of revenues increased by 34.7% to RMB559.6 million in 2008 from RMB415.5 million in 2007. The year-over-year increase was mainly due to an increase in staff-related cost, business tax on intra-group revenue, cost of third party content and technology cost. In 2008, costs relating to online games services, advertising services and wireless value-added services and others represented 48.0%, 37.3% and 14.7% of total cost of revenues, respectively, as compared with 45.1%, 34.6% and 20.3% of the cost of revenues, respectively, in 2007.

Online Games Services

Cost of revenues from our online games services increased by 43.3% to RMB268.6 million in 2008 from RMB187.4 million in 2007. This increase in cost of revenues in 2008 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB57.9 million to RMB89.1 million in 2008 from RMB31.2 million in 2007, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games department increased to 1,553 as of December 31, 2008 from 1,208 as of December 31, 2007.

•

Business tax payable on intra-group revenues related to online games from our VIEs increased by RMB23.4 million to RMB116.8 million in 2008 from RMB93.4 million in 2007 due to continued growth in the popularity of Fantasy Westward Journey, Westward Journey Online II and Westward Journey Online III and, to a lesser extent, due to the launch of the open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, in June and September 2008, respectively.

Advertising Services

Cost of revenues from our advertising services increased by 45.4% to RMB208.9 million in 2008 from RMB143.7 million in 2007. The increases in cost of revenues in 2008 were primarily due to a combination of the following factors:

•

Cost of third party content for the NetEase websites increased by RMB37.6 million to RMB56.5 million in 2008 from RMB18.9 million in 2007 as the 2008 Olympic Games caused an increase in the prices for content services.

•

Staff-related costs increased by RMB22.1 million to RMB78.9 million in 2008 from RMB56.8 million in 2007, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels (mostly working on 2008 Olympic Games related assignments) for the NetEase websites to 550 as of December 31, 2008 from 386 as of December 31, 2007.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others decreased by 2.7% to RMB82.1 million in 2008 from RMB84.4 million in 2007. This decrease in cost of revenues in 2008 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software decreased by RMB7.1 million to RMB35.8 million in 2008 from RMB42.9 million in 2007, mainly because our various free services such as e-mail and photo related servers became fully depreciated during 2008.

•

Staff-related cost decreased by RMB3.3 million to RMB6.2 million in 2008 from RMB9.5 million in 2007, mainly due to the decrease in salaries and other compensation payments, such as bonus and welfare benefits of RMB2.2 million and a decrease in share-based compensation cost of RMB1.1 million in 2008.

These decreases were partially offset by the following factors:

•

Business tax payable by us on intra-group revenue related to wireless and other value-added services from our VIEs increased by RMB2.9 million in 2008 as a result of a 28.7% increase in net revenue in 2008 compared to 2007.

•	Cost of accessory products sold in 2008 increased by RMB2.6 million to RMB4.0 million from RMB1.4 million in 2007 due to increased market demand during 2008.

•	Bandwidth and server custody fees increased by RMB2.4 million to RMB29.6 million in 2008 from RMB27.2 million in 2007, as a result of an increase in bandwidth usage by our free email service in 2008.

Gross Profit

Our gross profit increased by 40.4% to RMB2,525.0 million in 2008 from RMB1,797.8 million in 2007.

The following table sets forth consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2007 and 2008 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2007	2008
	RMB	RMB
Gross profit (loss):
Online game services	1,681,446,765	2,360,610,078
Advertising services	135,451,607	162,478,816
Wireless value-added services and others	(19,064,654)	1,889,893

Total gross profit	1,797,833,718	2,524,978,787

Gross profit (loss) margin:
Online game services	90.0%	89.8%
Advertising services	48.5%	43.7%
Wireless value-added services and others	(29.2)%	2.2%

Total gross profit margin	81.2%	81.9%

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

Operating Expenses

Total operating expenses increased by 3.1% to RMB610.4 million in 2008 from RMB592.2 million in 2007. The increase was driven primarily by the increase in both general and administrative expenses and research and development expenses, partially offset by a decrease in selling and marketing expenses.

General and administrative expenses increased by 3.2% to RMB181.8 million in 2008 from RMB176.2 million in 2007, primarily due to a combination of the following factors:

•	An increase in allowance for bad and doubtful debts of approximately RMB14.0 million in 2008.

•	An increase in rental expenses of RMB3.3 million in 2008.

These increases were partially offset by the following factors:

•	A decrease in share-based compensation cost of RMB10.3 million.

•

A decrease in depreciation expenses of RMB2.6 million due to the fact that fewer fixed assets were purchased in 2008 compared to 2007 by general and administrative departments and certain fixed assets were fully depreciated during 2008.

Research and development expenses increased by 14.5% to RMB207.0 million in 2008 from RMB180.7 million in 2007, primarily due to a combination of the following factors:

•

An increase in staff-related costs of approximately RMB27.5 million in 2008, mainly as a result of increased headcount of program developers in our online games department, with higher salaries and other benefits paid to our research and development team during 2008. The above increase was partially offset by a decrease in share-based compensation cost of RMB10.3 million.

•

An increase in depreciation and amortization by RMB3.5 million in 2008, mostly related to additional servers purchased to support Youdao search engine development and enhancement of new and existing services.

•	Licensing fees of RMB1.9 million related to a new 3D game engine acquired in 2008.

Selling and marketing expenses decreased by 5.9% to RMB221.6 million in 2008 from RMB235.3 million in 2007, primarily due to a combination of the following factors:

•

A decrease in marketing costs of approximately RMB43.6 million in 2008 resulting from reduced advertising and marketing promotion related to Westward Journey Online III and reduced marketing spending on Fantasy Westward Journey, Westward Journey Online II and Popo Game in 2008.

•	A decrease in meeting fees, travel and transportation expenses of approximately RMB8.6 million by advertising sales, content and online games departments due to tightened controls in 2008.

These decreases were partially offset by the following factors:

•

An increase in staff-related costs of our sales team of approximately RMB11.8 million in 2008 due to increases in average headcount in our advertising and an increase in salaries and bonuses in online game departments in 2008.

•	An increase in labor cost of approximately RMB25.1 million associated with the expansion of regional game promotion activities in China during 2008.

Allowances for Doubtful Accounts

As of December 31, 2008, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB250.9 million. After providing for doubtful accounts in the amount of RMB19.9 million, the net balance of accounts receivable was RMB231.0 million as of December 31, 2008. The allowance for doubtful accounts consisted of general provisions of RMB13.1 million and specific provisions of RMB6.8 million.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2008, we had two customers with a receivable balance exceeding 10.0% of the total accounts receivable balance. The approximate total accounts receivable of each such customer outstanding as of December 31, 2008 (and percentage of our total accounts receivable balances) were RMB36.1 million or 14.4% and RMB30.9 million or 12.3%, respectively.

Other Income (Expenses)

Other income in 2008 mainly consisted of interest income after deducting foreign exchange loss. Interest income increased to RMB144.8 million in 2008 from RMB112.6 million in 2007, mainly due to an increase in bank deposits. The cash for such deposits was generated largely from our operations. We did not incur interest expense in 2008 and 2007. In 2008, we recognized a foreign exchange loss of RMB167.1 million primarily due to the increase in translation loss related to our bank deposits denominated in US dollars and Euros, resulting from the depreciation in the exchange rates of the US dollar and/or the Euro against the Renminbi during the year. In 2007, we recognized an exchange loss of RMB50.9 million.

Income Tax

Income tax increased significantly to RMB300.7 million in 2008 from RMB2.7 million in 2007. Our effective tax rate in 2008 was 15.8% as compared with 0.2% in 2007. The lower effective income tax rate in 2007 was mainly due to the receipt of an investment incentive tax refund and a tax benefit resulting from the increased deferred tax assets which were booked under applicable accounting standards at the new statutory income tax rate. The effective income tax rate of 15.8% in 2008 reflects the preferred tax rates applicable to certain of our subsidiaries under the new income tax laws effective January 1, 2008.

Net Income

As a result of the foregoing, net profit increased by 26.3% to RMB1,596.7 million in 2008 from RMB1,264.1 million in 2007.

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

Operating Activities

Cash provided by operating activities was RMB2,094.5 million (US$306.8 million), RMB2,017.8 million and RMB1,379.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

For the year ended December 31, 2009, cash provided by operating activities consisted primarily of our net income of RMB1,836.8 million (US$269.1 million), adjusted by non-cash related expenses including depreciation and amortization charges of RMB143.6 million (US$21.0 million), share-based compensation cost of RMB31.4 million (US$4.6 million), allowance for doubtful debts of RMB16.0 million (US$2.3 million), unrealized exchange gains of RMB11.7 million (US$1.7 million), increase in accounts payable and other liabilities of RMB 403.0 million (US$ 59.0 million), such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, offset by the increase in prepayments and other current assets of RMB 453.0 million (US$66.4 million) mainly for the royalty payment.

For the year ended December 31, 2008, cash provided by operating activities consisted primarily of our net income of RMB1,596.7 million, adjusted by non-cash related expenses including depreciation and amortization charges of RMB91.0 million, share-based compensation cost of RMB67.9 million, allowance for doubtful debts of RMB8.6 million, unrealized exchange losses of RMB166.7, increase in accounts payable and other liabilities totaling RMB162.7 million, such as content fees, bandwidth cost and sales of game cards, offset by the increase in accounts receivable, prepayment and other current assets of RMB 125.3 million.

For the year ended December 31, 2007, cash provided by operating activities consisted primarily of our net income of RMB1,264.1 million adjusted by non-cash related expenses including depreciation and amortization charges of RMB99.1 million, share-based compensation cost of RMB95.4 million, unrealized exchange losses of RMB50.9 million, offset by reversal of provision debts of RMB5.3 million, decrease in deferred revenue generated from sales of game cards and the increase in accounts receivable of advertising.

Investing Activities

Cash used in investing activities was RMB1,907.6 million (US$279.5 million) and RMB3,409.3 million for the years ended December 31, 2009 and 2008, respectively. Cash provided by investing activities was RMB952.3 million for the year ended December 31, 2007.

For the year ended December 31, 2009, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB5,300.7 million (US$776.6 million), the purchase of fixed assets of RMB407.7 million (US$59.7 million), the purchase of license right of RMB204.8 million (US$30.0 million), and the amount transferred to restricted cash of RMB123.9 million (US$18.2 million), partially offset by the maturation of time deposits in the amount of RMB4,136.4 million (US$606.0 million).

For the year ended December 31, 2008, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB4,253.1 million, the purchase of fixed assets of RMB133.3 million, the investment in an associated company of RMB33.6 million, and the prepayment for license right of RMB27.5 million, partially offset by a receipt of government incentive on land use right of RMB15.0 million and the maturation of time deposits time deposits of RMB1,042.8 million.

For the year ended December 31, 2007, cash provided by investing activities mainly consisted of the uplift of matured time deposits of RMB1,530.8 million, partially offset by an increase in the placement/rollover of time deposits of RMB476.3 million, the purchase of fixed assets of RMB71.5 million, and the prepayment for land use right of RMB27.0 million.

Financing Activities

Cash provided by financing activities was RMB40.5 million (US$5.9 million) for the year ended December 31, 2009. Cash used in financing activities was RMB157.3 million and RMB960.4 million for the years ended December 31, 2008 and 2007, respectively.

For the year ended December 31, 2009, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB40.5 million (US$5.9 million).

For the year ended December 31, 2008, cash used in financing activities mainly consisted of company share repurchases of RMB165.7 million and payment of other long-term payable of RMB10.0 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB18.4 million.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2007, 2008 and 2009, we spent RMB180.7 million, RMB 207.0 million and RMB 230.4 million (US$33.8 million), respectively, on research and development activities.

D.	TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•

We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching new games and updating existing games at a faster rate than we have in the past. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future. Further, we believe that the intense competition in the online game business will further increase our staffing costs.

•

Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes additional steps to slow the growth in this market. We may not be able to adequately respond to any such regulatory changes in the online games market.

•

Substantially all of our online game revenues have been generated by games that use the time-based revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Giant, Perfect World, Shanda Game and Kingsoft use primarily or entirely an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model and launched open beta testing versions of our item-based online games, Tianxia II and Legend of Westward Journey, in June and September 2008, respectively, but we cannot be certain that Tianxia II, Legend of Westward Journey and our current or future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing time-based games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If there is an overall shift in the online game market in China to an item-based or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

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

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of the research and development center in Hangzhou. In addition, we have contractual obligations in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC. The following sets forth our contractual obligations for long-term payables, operating leases, server custody fees, capital expenditures, and games licensed from Blizzard as of December 31, 2009:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2010	26,235,803	64,296,415	—	62,244,864	72,532,208	225,309,290
2011	10,957,011	1,125,000	—	—	106,225	12,188,236
2012	4,723,708	—	—	—	61,752	4,785,460
2013	385,636	—	200,000	—	2,850	588,486

	42,302,158	65,421,415	200,000	62,244,864	72,703,035	242,871,472

Note: There is no commitment beyond 2013.

After Commercial Launch	Blizzard licensed game commitment* RMB
Contract Year One	361,999,814
Contract Year Two	640,644,040
Contract Year Three	705,067,040

Total	1,707,710,894

*	In addition, Shanghai EaseNet is also obligated to provide for approximately RMB1.4 billion (US$205 million) in hardware to support the operations of the two licensed games over the three-year term of the license. As of December 31, 2009, our open hardware support commitments related to the operations of the two licensed games from Blizzard totaled approximately RMB1.2 billion. The figures represent the amount of payments that we have guaranteed if and to the extent Shanghai EaseNet has insufficient funds to make such payments in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in China. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and the joint venture with Blizzard which will provide technical services to Shanghai EaseNet. Please refer to Item 4.B. “Business Overview – Our Services – Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2009, a 10% change in the interest rate would result in an increase or decrease of RMB12.8 million (US$1.9 million) of our total amount of interest income in 2009.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange gain of RMB9.6 million (US$1.4 million) in 2009. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board issued an amendment to the accounting and disclosure requirement for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This statement requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense. This statement is applicable to us effective January 1, 2009. See Note 14 to the consolidated financial statements for further information.

In 2009, we adopted the retrospective presentation and disclosure requirements outlined by the new guidance on noncontrolling interests, and we revised all previous references to “minority interests” in the consolidated financial statements to “noncontrolling interests”. In addition, the Consolidated Balance Sheets now present “Noncontrolling interests” as a component of “Total equity.” The Consolidated Statements of Operations and Comprehensive Income now present “Net Income,” which includes “Net income attributable to noncontrolling interests” and “Net Income Attributable to NetEase.com, Inc.’s shareholders.” No change was required to the presentation of earnings per share. The Consolidated Statements of Equity now include a section for “Noncontrolling interests.” The Consolidated Statements of Cash Flows now begin with “Net Income” instead of “Net Income Available for Common Stockholders.”

In April 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting and disclosure rules that provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and requires that companies provide interim and annual disclosures of the inputs and valuation technique(s) used to measure fair value. These new standards are effective for interim and annual reporting periods ending after June 15, 2009 and are to be applied prospectively. Our adoption of these new standards did not have a material impact on our consolidated financial statements.

In April 2009, the FASB amended the requirements for the recognition and measurement of other-than-temporary impairments for debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. Our adoption of the guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued disclosure requirements that require publicly traded companies to disclose the fair value of its financial instruments in interim periods or whenever it issues summarized financial information, as well as in its annual financial statements. The adoption of the accounting standard related to the reporting requirements for the fair value of its financial instruments, which was effective for interim and annual periods ending after June 15, 2009, did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued an update to existing standards on subsequent events. Among the various amendments, the FASB removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance is effective upon issuance. We adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on our consolidated financial statements.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. We expect that the adoption of this new accounting standard will not result in a material impact on our consolidated financial statements.

In July 2009, the FASB issued the Accounting Standard Codification, which establishes the exclusive authoritative reference for US GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. The Accounting Standard Codification is effective for interim and annual periods ending after September 15, 2009. The codification is the single source of authoritative accounting principles recognized by the FASB in preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) and creates one level of authoritative GAAP. All other literature is considered non-authoritative. The adoption did not have an impact on our consolidated financial statements other than changes in reference to various authoritative accounting pronouncements.

In October 2009, the FASB issued an update related to the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple deliverables to their customers at different points in time or over different time periods. The amendments in this update establish a selling price hierarchy for determining the selling price of deliverable, namely (a) based on vendor specific objective evidence if available, (b) third-party evidence, or (c) estimated selling price. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue based on entity-specific assumptions rather than assumptions of a marketplace participant. This update also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally based on each deliverable’s selling price. The update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. We are currently in the process of evaluating the impact on our consolidated financial statements upon the adoption of the new accounting standards.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names of our directors and executive officers, their ages as of June 1, 2010 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	38	Director and Chief Executive Officer
Onward Choi	39	Acting Chief Financial Officer
Zhonghui Zhan	38	Chief Operating Officer
Alice Cheng (1)	49	Director
Denny Lee	42	Director
Joseph Tong (1)	47	Director
Lun Feng	50	Director
Michael Leung (1)	56	Director
Michael Tong	39	Director

(1)	Member of the audit, compensation and nominating committees.

Biographical Information

William Lei Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer. Mr. Ding stepped down as Chairman of the board of directors in September 2001 (we currently have no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in May 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Onward Choi has served as our Acting Chief Financial Officer since July 2007. Mr. Choi previously served as our Financial Controller from January 2005 to June 2007 and as our Corporate Finance Director from November 2003 to December 2004. Prior to joining our company, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and the independent non-executive director for Beijing Jingkelong Company Limited, which is listed on the Stock Exchange of Hong Kong Limited. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practising Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Zhonghui Zhan joined our company in October 1999 and has since served in various positions. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006 and became our Chief Operating Officer in March 2009. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our major online game products Westward Journey 2 and Fantasy Westward Journey. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

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

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and the independent non-executive director on the boards of New Oriental Education & Technology Group Inc., Acorn International Inc., Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited, all of which are listed on the New York Stock Exchange.

Joseph Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

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

Michael Tong has served as a director of our company since December 1999. He joined our company as an executive in May 2003 and later served as our Co-Chief Operating Officer from July 2004 to March 2009. Before joining our company as an executive, Mr. Tong had approximately seven years of experience in the investment industry working in several venture capital and private equity firms, including techpacific.com Venture Capital Limited, Softbank China Venture Investments Limited and Nomura China Venture Investment Limited. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute .

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.	Compensation

Director Compensation

In 2009, we paid an aggregate amount of RMB1.5 million (US$0.2 million) in compensation for the services of our independent non-executive directors. We did not grant any stock options or other equity compensation awards to our directors in 2009.

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

Executive Officer Compensation

In 2009, we paid our executive officers aggregate cash compensation of RMB16.9 million (US$2.5 million). We did not grant any stock options or other equity compensation awards to our executive officers in 2009.

Employment Agreements

We have entered into employment and related agreements with each of our executive officers. These agreements include: (i) a covenant that prohibits the executive officer from engaging in any activities that compete with our business during and for one to two years after their employment with us, (ii) a requirement that executive officers assign all rights in company-related inventions to us and to keep our proprietary information confidential, and (iii) provisions for severance payments in the event the executive officer is terminated without cause or resigns for good reason.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Chief Executive Officer, Acting Chief Financial Officer, Chief Operating Officer and former Co-Chief Operating Officer during 2009. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2009, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2009.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2009 (#)		Value of Unexercised In-the-Money Options at December 31, 2009 (US$) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William Ding	—	—	—	—	—	—
Onward Choi	1,000,000	745,838	—	625,000	—	485,500
Michael Tong (3)	7,187,500	7,271,750	—	937,500	—	728,250
Zhonghui Zhan	3,500,000	3,400,850	2,020,000	1,000,000	1,815,670	776,800

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the closing market price of the shares on the exercise date.
(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$37.62 per ADS on the NASDAQ Global Select Market on December 31, 2009, less the exercise price of the applicable option.
(3)	Mr. Tong resigned from the position of our Co-Chief Operating Officer with effect from March 2009.

Amended and Restated 2000 Stock Incentive Plan

General

Our shareholders approved the NetEase.com, Inc. Amended and Restated 2000 Stock Incentive Plan, or the Amended Plan, at our annual general meeting held in May 2001. The Amended Plan replaced the 2000 Stock Incentive Plan, or the Prior Plan, in its entirety. Under the Prior Plan, a total of 223,715,000 of our ordinary shares were reserved for issuance. The Amended Plan increased the number of ordinary shares reserved for issuance to 323,715,000, which amount was automatically further increased to 504,756,924 ordinary shares in accordance with the provisions of that plan. On March 25, 2002, our board suspended any further automatic increases in the number of authorized shares reserved for issuance under the Amended Plan.

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

Plan Administration

The Amended Plan is administered by our board, and it has delegated the power to award options under those plans for non-executive officers to NetEase’s chief executive officer.

Acceleration of Awards

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

Eligibility

Under the Amended Plan, awards can be issued to our employees, directors or consultants or our subsidiaries, although incentive stock options, referred to as ISOs, may only be issued to our employees or the employees of our subsidiaries.

Awards under the Plan

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

An option may be exercised by delivering written notice of such exercise to us. The option price to exercise the option for our ordinary shares must be paid at the time of exercise in full in cash or in check, by promissory note with such terms as our board deems appropriate or in whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or by cashless exercise of options through a broker-dealer).

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

Termination of Service

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

Amendment; Termination

Under the Amended Plan, our board may at any time terminate, suspend, or amend the Amended Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The Amended Plan expired in February 2010, meaning that no new awards will be made under it but it will continue to govern previously issued awards.

2009 Restricted Share Unit Plan

General

Our board approved the NetEase.com, Inc. 2009 Restricted Share Unit Plan, or the RSU Plan, in November 2009. The RSU Plan was adopted by our board as a replacement for the Amended Plan which expired in February 2010 under its terms.

The purpose of the RSU Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The RSU Plan provides for the granting of incentive awards of restricted share units, which may or may not be granted with dividend equivalent rights. Participants under the RSU Plan will not receive any account status reports.

The RSU Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, nor is the RSU Plan a “qualified plan” within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended.

Plan Administration

The RSU Plan is administered by our board, and our board may in the future designate our compensation committee and one or more of our officers to exercise its authority thereunder.

Securities Subject to the RSU Plan

The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the RSU Plan is 323,694,050 ordinary shares. Such ordinary shares may, in whole or in part, be authorized but unissued shares or shares that will have been or may be reacquired by us. It is anticipated that all future awards to our employees, directors and consultants will be granted pursuant to the RSU Plan or any other future plan adopted by our board and, if appropriate, our shareholders.

The RSU Plan provides that in the event of certain corporate transactions, including specified types of mergers and acquisition transactions, each outstanding award granted under the RSU Plan shall automatically become fully vested and be released from any restrictions on transfer and repurchase or forfeiture rights, immediately prior to the specified effective date of such corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of such corporate transactions, each outstanding award shall be terminated unless the award is assumed by the successor company or its parent company in connection with the applicable corporate transaction. Our board will determine whether an award was assumed in the manner contemplated by the RSU Plan.

Eligibility

Under the RSU Plan, awards can be issued to participants in the RSU Plan, which include employees, directors or consultants of us, our subsidiaries or our variable interest entities.

Awards under the RSU Plan

Awards under the RSU Plan are evidenced by an award agreement which contains, among other things, such provisions concerning how the restricted share unit may be settled upon vesting and forfeiture upon termination of employment or the consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by our board.

Restricted share units do not represent any actual ownership interest in us. The units granted correspond in number and value to a specified number of our ordinary shares. No actual shares are issued. Instead, the units are tracked in a bookkeeping account. The units may be subject to forfeiture provisions to replicate the treatment of restricted shares. The purchase price, if any, for an award shall be determined by our board. The units can ultimately be paid in cash or ordinary shares, as our board determines. Dividend equivalents may be paid on the restricted share units. A dividend equivalent right entitles the participant to receive cash compensation measured by the dividends paid with respect to our ordinary shares. The dividend equivalents may be paid out at the time of the dividend or may be credited to the participant’s account and converted to additional units.

Conditions of Awards

Our board, either acting directly or through our compensation committee or one or more of our officers, is authorized to determine the provisions, terms and conditions of each award, including without limitation, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, settlement of the award, payment contingencies and satisfaction of any performance criteria established by our board. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the award agreement.

Termination of Service

In the event of the termination of the participant’s employment or service with us for any reason prior to the vesting of any restricted share units, such unvested units held by the participant shall be automatically forfeited as of the date of termination. Neither the participant nor any of the participant’s successors, heirs, assigns or personal representatives shall have any rights or interests in any restricted share units that are so forfeited.

Amendment; Termination

Under the RSU Plan, our board may at any time terminate, suspend, or amend the RSU Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The RSU Plan will expire in November 2019.

Non-transferability of Awards

Under the RSU Plan, awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or by the laws of descent and distribution and during the lifetime of the participants, to the extent and in the manner provided in the award agreement. The RSU Plan permits the designation of beneficiaries by holders of awards in the event of the participant’s death. After any such transfer, the original recipient shall continue to remain subject to the withholding tax requirements described below.

Payment of Taxes

No ordinary shares shall be delivered under the RSU Plan to any participant or other person until such participant or other person has made arrangements acceptable to us regarding payment of Chinese, Cayman Islands, U.S. and any other federal, state, provincial, local or other taxes required by law. Alternatively, we will withhold or collect from the participant an amount sufficient to satisfy such tax obligations.

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

During the year 2009, our board met in person or passed resolutions by unanimous written consent 12 times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on September 4, 2009.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong and Michael Leung are currently the members of each of these committees.

In 2009, the audit committee met in person or passed resolutions by unanimous written consent six times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2009, the compensation committee held two meetings. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2009, the nominating committee held one meeting. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

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

D.	Employees

As of December 31, 2007, 2008 and 2009, we had 2,368, 3,048 and 4,563 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2009:

Online games	1,515
Customer service	1,041
Content	680
Advertising sales	355
Product development	325
Search engine	172
Technology services	123
Finance, legal and human resources	90
Marketing and marketing support	88
Email	66
Wireless	44
Administration	38
Other	26

Total	4,563

In addition, as of December 31, 2009, we had 122 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.	Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2010 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our Chief Executive Officer, Acting Chief Financial Officer and Chief Operating Officer, and

•	all current directors and executive officers as a group.

As of March 31, 2010, 3,244,105,781 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1) c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.9%
Orbis Investment Management Ltd. (2)	328,577,750	10.2%
Lazard Asset Management LLC (3)	262,539,800	8.1%
FMR LLC (4)	243,912,575	7.6%

Executive Officers and Directors (5)
Onward Choi(6)	312,500	*
Zhonghui Zhan(7)	1,500,000	*
Alice Cheng	—	—
Denny Lee	—	*
Joseph Tong	—	—
Lun Feng	—	—
Michael Leung	—	—
Michael Tong(8)	468,750	*

All current directors and executive officers as a group (9 persons) (9)	1,458,281,250	45.0%

*	less than 1%
(1)	Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.
(2)	Based solely upon information contained in the Form 13G/A filed by Orbis Investment Management Limited (“OIML”) and its affiliates Orbis Asset Management Limited (“OAML”) and Orbis Investment Management (B.V.I.) Limited (“OIML BVI”) with the SEC as a group (the “Orbis Group”) on May 11, 2010. According to such form, the Orbis Group beneficially owns 328,577,750 of our ordinary shares, of which OIML owns 279,823,875 of our ordinary shares, OIML BVI owns 47,765,800 of our ordinary shares, and OAML owns 988,075 of our ordinary shares. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2010. The address of the principal business office of the Orbis Group is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.
(3)	Based solely upon information contained in the Form 13G filed by Lazard Asset Management LLC (“Lazard”) with the SEC on February 5, 2010. According to such form, Lazard’s holdings consist of 10,501,592 ADSs beneficially owned by Lazard, a Delaware limited liability company. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2010. The address of the principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10112.
(4)	Based solely upon information contained in the Form 13G filed by FMR LLC (“FMR”) with the SEC on February 16, 2010. According to such form, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR and an investment adviser registered under the U.S. Investment Advisers Act of 1940, is the beneficial owner of 243,830,075 of our ordinary shares as a result of acting as investment adviser to various investment companies registered under the U.S. Investment Company Act of 1940, and Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 82,500 of our ordinary shares. FMR has sole voting power over 71,250 of our ordinary shares. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2010. The address of the principal business office of FMR is 82 Devonshire Street, Boston, Massachusetts 02109.
(5)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, the People’s Republic of China 100084.
(6)	Includes 312,500 shares subject to stock options exercisable within 60 days of March 31, 2010, which have an exercise price of US$0.728 per ordinary share and an expiration date of March 14, 2012.
(7)	Includes 1,500,000 shares subject to stock options exercisable within 60 days of March 31, 2010, which have an exercise price of US$0.728 per ordinary share and an expiration date of March 14, 2012.

(8)	Includes 468,750 shares subject to stock options exercisable within 60 days of March 31, 2010, which have an exercise price of US$0.728 per ordinary share and an expiration date of March 14, 2012.
(9)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount includes 2,281,250 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of March 31,2010.

As of March 31, 2010, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2010, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 73,524,220 ADSs were outstanding, and our ADSs were held by 22 registered shareholders with addresses in the US.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. We have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31, 2008 and 2009 as discussed in Item 5.A. “Operating Results – Basis of Presentation”.

Purchase of Property in Guangzhou

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer. William Lei Ding, our Chief Executive Officer, director and major shareholder, entered into an agreement with the property developer to purchase the property and paid a deposit of RMB62.4 million representing substantially all of the purchase price for the property to the property developer. We requested that Mr. Ding initially purchase the property because we required the office space for our operations, but the property developer was not able to issue proper title to it at the time. We also agreed with Mr. Ding that he would on-sell the property to our company at cost once the title and any other legal issues associated with the property were resolved. However, the property developer did not complete the registration for the transfer of the title of the property to Mr. Ding and created a new mortgage on the property around October 2008, which we believe constituted a breach of the property developer’s agreement with Mr. Ding. Following the initiation of certain legal proceedings, both parties entered into a settlement agreement in December 2009, under which we made a payment of approximately RMB13.7 million (US$2.0 million) to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010. As of the date of this report, Mr. Ding is in the process of transferring his interest in the property to one of our subsidiaries in Guangzhou. In connection with the property transfer between the land developer and Mr. Ding and Mr. Ding’s transfer to us, we expect to further incur a net aggregate payment of approximately RMB70.7 million (US$10.3 million), of which approximately RMB62.4 million (US$9.1 million) and RMB8.3 million (US$1.2 million) will be payable to Mr. Ding, and the relevant government authorities, respectively.

As of December 31, 2009, in relation to the legal proceedings of the Guangzhou office building as discussed above, we had certain time deposits totaling RMB91.9 million which were reported as restricted cash in its consolidated balance sheets. Of the total amount, approximately RMB83.3 million (US$12.2 million) was held under an escrow account with respect to Mr. Ding’s legal proceedings against the land developer, and the remaining balance of RMB8.6 million (US$1.3 million) was held in an escrow account to guarantee Mr. Ding’s performance of his settlement agreement with the land developer. Following the satisfactory completion of all the required actions of both parties under the settlement agreement, these security deposits were released to us in February 2010.

From the date we commenced occupying the property in July 2006 until the present time, we have not paid any rent for the property. We have incurred expenses for various improvements to the property and installations in the aggregate amount of approximately RMB75.3 million (US$11.0 million) as of December 31, 2009. Moreover, although we have not been required to pay rent for the property, we have recorded an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB9.4 million in each of 2007, 2008 and 2009. See Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Operating Expenses – General and Administrative Expenses.”

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

	Sales Price
	High	Low
Annual highs and lows

2005	$24.00	$9.39
2006	$25.25	$14.07
2007	$24.00	$13.45
2008	$27.16	$15.00
2009	$48.50	$16.61

Quarterly highs and lows
First Quarter 2008	$21.84	$16.23
Second Quarter 2008	$25.70	$18.97
Third Quarter 2008	$27.16	$19.02
Fourth Quarter 2008	$23.50	$15.00
First Quarter 2009	$27.12	$16.61
Second Quarter 2009	$38.74	$25.54
Third Quarter 2009	$48.50	$31.42
Fourth Quarter 2009	$46.68	$35.42
First Quarter 2010	$42.31	$31.92

Monthly highs and lows
December 2009	$40.55	$36.05
January 2010	$42.31	$32.33
February 2010	$39.47	$31.92
March 2010	$41.66	$35.47
April 2010	$37.90	$34.38
May 2010	$34.84	$26.16

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2009 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

United States Federal Income Taxation

The following discussion is a summary of certain United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:

•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding shares or ADSs as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell shares or ADSs under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the United States dollar; and

•	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.

This summary also does not discuss any aspect of state, local or foreign law, or United States federal estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders holding shares or ADSs as capital assets. Prospective purchasers are urged to consult their tax advisers about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

For purposes of this summary, “U.S. Holder” means a beneficial holder of shares or ADSs who or that for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;

•

a corporation or other entity classified as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences of any such partner. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisers.

The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.

TAXATION OF U.S. HOLDERS

Taxation of Dividends and Other Distributions on the Shares or ADSs

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions paid by the company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, the company does not maintain calculations of its earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from the company.

For taxable years beginning before January 1, 2011, dividends paid by the company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which the company is treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) the company is not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

In the event that dividends from the company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.

Taxation of Disposition of Shares or ADSs

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

For this purpose, cash and investment securities are categorized as passive assets and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we are currently a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of the company’s assets may be determined in large part by the market price of the shares, which is likely to fluctuate. In addition, the composition of the company’s income and assets will be affected by how, and how quickly, the company spends any cash that is raised. Thus, no assurance can be provided that the company would not be classified as a PFIC for the current or any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.

If the company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether the company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.

Under these adverse rules (a) the excess distribution or gain will be allocated rateably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

Alternatively, a U.S. Holder may be eligible to make a mark-to-market election. A U.S. Holder that makes a mark-to-market election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.

Under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our common shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Information Reporting and Backup Withholding

The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for obtaining an exemption.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Please refer to Item 5.F. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and charges our ADS holders may have to pay

Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

Up to US$0.05 per ADS

•        Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•        Cancellation or withdrawals of ADSs

•        Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights

•        Distributions of securities other than ADSs or rights to purchase additional ADSs

Up to US$0.02 per ADS	• Distributions of cash dividends or other cash distributions • Annual depositary services

US$1.5 per certificate presented for transfer	• Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2009.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2009.

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

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2008 and 2009.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2008(1)	2009(1)
Audit fees(2)	$1,348	$1,391
Audit-related fees(3)	—	—
Tax fees(4)	36	67

Total	$1,384	$1,458

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately US$131,000 and US$67,000 in 2008 and 2009, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.	Corporate Governance

As permitted by NASDAQ, in lieu of the NASDAQ corporate governance rules, but subject to certain exceptions, we may follow the practices of our home country which for the purpose of such rules is the Cayman Islands. Specifically, our board of directors adopted our RSU Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements

PART III

Item 17.	Financial Statements

The company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements for NetEase.com, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1	Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1	Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the Securities and Exchange Commission on January 8, 2010)

4.3	Form of Employment Agreement between NetEase.com, Inc. and its executive officers.

4.4	Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.5	Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.6	Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.7	Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.8	Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd and Guangzhou NetEase Computer System Co., Ltd (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.9	Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10	Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.11	Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.12	Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13	Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.14	Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.15	Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.16	Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.17	Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.18	Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.19	Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.20	Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.21	Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.22	Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.23	Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.24	Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.25	No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.26	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and NetEase (Hangzhou) Network Co., Ltd. effective as of January 1, 2007 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.27	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd., Guangzhou NetEase Interactive Entertainment Limited and NetEase Information Technology (Beijing) Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.28	Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and Guangzhou Boguan Telecommunication Technology Limited effective as of January 1, 2006 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.29	Cooperative Agreement between NetEase Information Technology (Beijing) Co., Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.30	Cooperative Agreement between Guangzhou NetEase Interactive Entertainment Ltd and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

8.1	Subsidiaries of NetEase.com, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King and Wood

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	June 29, 2010

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 and Note 2 (q) to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt instruments that may be settled in cash and the manner in which it accounts for non-controlling interests in consolidated financial statements in 2009.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 29, 2010

Consolidated Balance Sheets

	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	US$
	(Revised, Note 14)
Assets

Current assets:
Cash	793,407,922	1,041,290,312	152,549,893
Time deposits	4,820,000,100	5,975,378,114	875,397,840
Restricted cash	—	123,863,334	18,146,081
Accounts receivable, net	231,030,576	187,339,985	27,445,463
Prepayments and other current assets	104,092,051	568,125,100	83,230,796
Deferred tax assets	25,248,842	76,564,853	11,216,814

Total current assets	5,973,779,491	7,972,561,698	1,167,986,887

Non-current assets:
Property, equipment and software, net	258,787,534	557,755,641	81,711,663
Land use right, net	12,563,485	12,304,888	1,802,676
License rights	27,463,600	212,847,221	31,182,294
Deferred tax assets	12,444,636	4,188,376	613,601
Other long-term assets	60,854,557	43,811,015	6,418,350

Total non-current assets	372,113,812	830,907,141	121,728,584

Total assets	6,345,893,303	8,803,468,839	1,289,715,471

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	119,829,878	238,434,710	34,930,882
Salary and welfare payables	94,922,963	129,493,530	18,970,909
Taxes payable	104,754,356	213,727,123	31,311,200
Deferred revenue	447,725,795	583,469,528	85,478,769
Accrued liabilities and other payables	61,815,070	212,800,237	31,175,411

Total current liabilities	829,048,062	1,377,925,128	201,867,171

Long-term Payable:
Other long-term payable	200,000	200,000	29,300

Total long-term payable	200,000	200,000	29,300

Total liabilities	829,248,062	1,378,125,128	201,896,471

Commitments and contingencies (See Note 19)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,206,468,735 shares issued and outstanding as of December 31, 2008 and 3,238,025,131 shares issued and outstanding as of December 31, 2009	2,642,105	2,663,661	390,229
Additional paid-in capital	712,621,250	784,488,931	114,928,278
Statutory reserves	195,872,087	225,784,155	33,077,566
Retained earnings	4,605,300,534	6,425,840,682	941,390,978

Total NetEase.com, Inc.’s equity	5,516,435,976	7,438,777,429	1,089,787,051
Non-controlling interests	209,265	(13,433,718)	(1,968,051)

Total shareholders’ equity	5,516,645,241	7,425,343,711	1,087,819,000

Total liabilities and shareholders’ equity	6,345,893,303	8,803,468,839	1,289,715,471

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Revenues:
Online game services	1,932,634,947	2,498,518,103	3,368,688,576	493,515,665
Advertising services	305,057,556	405,887,007	383,560,557	56,191,939
Wireless value-added services and others	68,018,461	71,718,938	71,201,485	10,431,076

	2,305,710,964	2,976,124,048	3,823,450,618	560,138,680
Business tax (expense)/benefit	(92,424,200)	108,460,101	(66,503,485)	(9,742,816)

Net revenues	2,213,286,764	3,084,584,149	3,756,947,133	550,395,864
Cost of revenues	(415,453,046)	(559,605,362)	(952,229,078)	(139,502,348)

Gross profit	1,797,833,718	2,524,978,787	2,804,718,055	410,893,516

Operating expenses:
Selling and marketing expenses	(235,318,304)	(221,551,138)	(338,308,601)	(49,562,490)
General and administrative expenses	(176,178,740)	(181,841,322)	(212,533,368)	(31,136,314)
Research and development expenses	(180,734,713)	(207,023,649)	(230,439,880)	(33,759,633)

Total operating expenses	(592,231,757)	(610,416,109)	(781,281,849)	(114,458,437)

Operating profit	1,205,601,961	1,914,562,678	2,023,436,206	296,435,079
Other income (expenses):
Investment income	474,446	1,517,890	353,554	51,796
Interest income	112,599,994	144,805,368	128,168,329	18,776,766
Exchange gains (losses)	(50,891,094)	(167,101,510)	9,617,657	1,408,995
Other, net	(1,084,240)	3,551,919	(10,935,703)	(1,602,090)

Net income before tax	1,266,701,067	1,897,336,345	2,150,640,043	315,070,546
Income tax	(2,689,309)	(300,673,321)	(313,861,139)	(45,980,917)

Net income	1,264,011,758	1,596,663,024	1,836,778,904	269,089,629
Net loss attributable to non-controlling interests	74,364	24,883	13,657,100	2,000,776

Net income attributable to the NetEase.com, Inc.’s shareholders	1,264,086,122	1,596,687,907	1,850,436,004	271,090,405
Unrealized gains on investments	1,332,300	—	—	—

Comprehensive income	1,265,418,422	1,596,687,907	1,850,436,004	271,090,405

Earnings per share, basic	0.41	0.51	0.57	0.08

Earnings per ADS, basic	10.24	12.81	14.34	2.10

Earnings per share, diluted	0.38	0.49	0.57	0.08

Earnings per ADS, diluted	9.55	12.34	14.24	2.09

Weighted average number of ordinary shares outstanding, basic	3,086,451,412	3,117,117,306	3,225,249,905	3,225,249,905

Weighted average number of ADS outstanding, basic	123,458,056	124,684,692	129,009,996	129,009,996

Weighted average number of ordinary shares outstanding, diluted	3,307,538,379	3,234,214,324	3,248,982,814	3,248,982,814

Weighted average number of ADS outstanding, diluted	132,301,535	129,368,573	129,959,313	129,959,313

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Retained earnings	Accumulated other comprehensive income	Non- controlling interests	Total shareholders’ equity
	Share	Amount		Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006 (as reported)	3,195,024,725	2,645,941	590,597,648	(36,639,675)	(188,802,099)	163,117,928	2,338,108,763	—	—	2,905,668,181
Bifurcation adjustment of convertible notes (Note 14)	—	—	133,776,091	—	—	—	(133,776,091)	—	—	—

Balance as of December 31, 2006 (revised)	3,195,024,725	2,645,941	724,373,739	(36,639,675)	(188,802,099)	163,117,928	2,204,332,672	—	—	2,905,668,181
Ordinary shares issued upon exercise of employee stock options	39,681,250	32,052	43,201,379	—	—	—	—	—	—	43,233,431
Ordinary shares issued upon conversion of convertible notes	24,922,115	19,195	92,405,555	—	—	—	—	—	—	92,424,750
Repurchase of shares	—	—	—	(186,717,825)	(1,003,747,328)	—	—	—	—	(1,003,747,328)
Cancellation of repurchased shares	(223,357,500)	(171,236)	(821,632,757)	223,357,500	1,192,549,427	—	(370,745,434)	—	—	—
Share-based compensation cost	—	—	95,428,175	—	—	—	—	—	—	95,428,175
Appropriation to statutory reserves	—	—	—	—	—	5,611,286	(5,611,286)	—	—	—
Net income	—	—	—	—	—	—	1,264,086,122	—	(74,364)	1,264,011,758
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	282,162	282,162
Unrealized gains on investments	—	—	—	—	—	—	—	1,332,300	—	1,332,300

Balance as of December 31, 2007 (revised)	3,036,270,590	2,525,952	133,776,091	—	—	168,729,214	3,092,062,074	1,332,300	207,798	3,398,633,429

Ordinary shares issued upon exercise of employee stock options	19,427,900	13,322	18,393,913	—	—	—	—	—	—	18,407,235
Ordinary shares issued upon conversion of convertible notes	182,720,495	125,034	601,900,538	—	—	—	—	—	—	602,025,572
Repurchase of shares	—	—	—	(31,950,250)	(165,726,730)	—	—	—	—	(165,726,730)
Cancellation of repurchased shares	(31,950,250)	(22,203)	(109,397,953)	31,950,250	165,726,730	—	(56,306,574)	—	—	—
Share-based compensation cost	—	—	67,948,661	—	—	—	—	—	—	67,948,661
Appropriation to statutory reserves	—	—	—	—	—	27,142,873	(27,142,873)	—	—	—
Net income	—	—	—	—	—	—	1,596,687,907	—	(24,883)	1,596,663,024
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	26,350	26,350
Disposal of investments	—	—	—	—	—	—	—	(1,332,300)	—	(1,332,300)

Balance as of December 31, 2008 (revised)	3,206,468,735	2,642,105	712,621,250	—	—	195,872,087	4,605,300,534	—	209,265	5,516,645,241

Ordinary shares issued upon exercise of employee stock options	31,556,400	21,556	40,491,925	—	—	—	—	—	—	40,513,481
Share-based compensation cost	—	—	31,384,695	—	—	—	—	—	—	31,384,695
Appropriation to statutory reserves	—	—	—	—	—	29,912,068	(29,912,068)	—	—	—
Net income	—	—	—	—	—	—	1,850,436,004	—	(13,657,100)	1,836,778,904
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	18,861	18,861
Other	(4)	—	(8,939)	—	—	—	16,212	—	(4,744)	2,529

Balance as of December 31, 2009	3,238,025,131	2,663,661	784,488,931	—	—	225,784,155	6,425,840,682	—	(13,433,718)	7,425,343,711

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,264,011,758	1,596,663,024	1,836,778,904	269,089,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	99,110,799	90,962,041	143,579,975	21,034,585
Share-based compensation cost	95,428,175	67,948,661	31,384,695	4,597,884
Allowance for (reversal of) provision for doubtful debts	(5,334,898)	8,604,654	15,981,202	2,341,259
Loss on disposal of property, equipment and software	830,169	316,916	3,988,530	584,323
Unrealized exchange (gains) losses	50,891,094	166,712,075	(11,687,105)	(1,712,171)
Deferred income taxes	(57,062,263)	47,153,860	(43,059,751)	(6,308,289)
Net equity share of loss from associated companies	551,042	2,028,154	4,103,657	601,189
Others	278,322	(16,306)	13,346	1,955
Changes in operating assets and liabilities:
Accounts receivable	(29,756,151)	(72,907,716)	27,709,389	4,059,448
Prepayments and other current assets	(16,535,099)	(52,387,634)	(453,046,685)	(66,371,713)
Accounts payable	945,594	32,756,625	119,614,930	17,523,686
Salary and welfare payables	13,216,566	26,269,221	34,570,567	5,064,617
Taxes payable	(2,750,313)	12,315,686	108,972,767	15,964,601
Deferred revenue	(30,754,023)	92,759,098	135,743,733	19,886,569
Accrued liabilities and other payables	(3,168,330)	(1,379,171)	139,846,825	20,487,676

Net cash provided by operating activities	1,379,902,442	2,017,799,188	2,094,494,979	306,845,248

Cash flows from investing activities
Purchase of property, equipment and software	(71,515,551)	(133,329,185)	(407,727,191)	(59,732,371)
Proceeds from sale of property, equipment and software	55,675	280,714	120,215	17,612
Prepayment for land use right	(26,956,800)	(822,182)	—	—
Incentive received on land use right	—	15,000,000	—	—
Payment for license rights	—	(27,463,600)	(204,819,000)	(30,006,153)
Prepayment for royalties	—	(13,687,749)	—	—
Investments in associated companies	(2,500,000)	(33,559,525)	(4,207,050)	(616,336)
Net cash paid upon closure of VIE	(1,217,831)	—	—	—
Transfer to restricted cash	—	—	(123,863,334)	(18,146,081)
Net change in time deposits with terms of three months	160,300,370	(520,970,208)	1,105,918,036	162,017,908
Placement/rollover of matured time deposits	(636,577,729)	(3,732,114,167)	(6,406,601,065)	(938,572,359)
Uplift of matured time deposits	1,530,798,027	1,042,752,487	4,136,425,777	605,989,800
Net increase in other assets	(87,737)	(5,344,734)	(2,829,937)	(414,588)

Net cash (used in) provided by investing activities	952,298,424	(3,409,258,149)	(1,907,583,549)	(279,462,568)

Cash flows from financing activities:
Proceeds from employees exercising stock options	43,232,921	18,407,235	40,513,481	5,935,259
Repurchase of company shares	(1,003,747,328)	(165,726,730)	—	—
Payments for other long-term payable	(177,256)	(10,000,000)	—	—
Capital contribution from non-controlling interests	282,162	26,351	18,861	2,763

Net cash provided by (used in) financing activities	(960,409,501)	(157,293,144)	40,532,342	5,938,022

Effect of exchange rate changes on cash held in foreign currencies	(95,447,070)	(140,660,794)	20,438,618	2,994,274

Net increase (decrease) in cash	1,276,344,295	(1,689,412,899)	247,882,390	36,314,976
Cash, beginning of the year	1,206,476,526	2,482,820,821	793,407,922	116,234,917

Cash, end of the year	2,482,820,821	793,407,922	1,041,290,312	152,549,893

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	71,797,010	250,080,776	294,273,083	43,111,250
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	1,192,549,427	165,726,730	—	—
Fixed asset purchases financed by accounts payable and accrued liabilities	6,112,886	37,302,324	47,427,382	6,948,151
Conversion of convertible notes to ordinary shares	92,424,750	602,041,878	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2009, the Company had ten subsidiaries and seven variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

Details of the controlled entities and consolidated VIEs are described below:

Name	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (Formerly known as NetEase Yodao Information Technology (Beijing) Co., Ltd.) (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Guangzhou NetEase Information Technology Limited (“Guangzhou Information”)	Guangzhou, China June 24, 2008

Hangzhou Langhe Technology Company Limited (“HZ Langhe”)	Hangzhou, China July 2009

1.	Organization and Nature of Operations (Con’d)

(a)	The Group (Cont’d)

Name	Place and date of incorporation
Consolidated VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Beijing NetEase Youdao Computer System Co., Ltd. (Formerly known as Beijing NetEase Yodao Computer System Co., Ltd.) (“Youdao Computer”)	Beijing, China September 4, 2007

Shanghai EaseNet Network Technology Limited (“SH EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (Formerly known as “Hong Kong NetEase Computer Technology Limited”) (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Limited (“StormNet IT SH”)	Shanghai, China December 9, 2008

Hangzhou Leihuo Network Company Limited (“HZ Leihuo”)	Hangzhou, China April 2009

In August 2008 and April 2009, Blizzard Entertainment, Inc. (“Blizzard”) agreed to license certain online games to SH EaseNet for operation in China. SH EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to SH EaseNet. The joint venture currently consists of two companies, StormNet IT HK and StormNet IT SH. SH EaseNet, StormNet IT HK and StormNet IT SH did not have significant operations in 2008 and became fully operational in 2009.

1.	Organization and Nature of Operations (Cont’d)

(a)	The Group (Cont’d)

Guangzhou Information was incorporated in China in June 2008 to operate along with the Group’s other PRC subsidiaries in providing technical consulting and related services to the VIEs.

In April 2009, two Chinese employees of the Company incorporated a domestic enterprise, HZ Leihuo, for the purpose of applying for an internet content provider license under the applicable Chinese telecommunication laws to operate the Group’s own proprietary games in Hangzhou. In 2009, Leihuo has not yet become fully operational. It is expected that when the Company’s newly constructed research and development complex is completed by mid-2010, Leihuo will become fully operational.

Hangzhou Langhe was incorporated in China in July 2009 to provide customer support service in connection with the Company’s operation of Blizzard Entertainment’s World of Warcraft.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in Note 1(b).

(b)	Nature of operations

The Group generates revenues from providing online game services and advertising services on the NetEase websites, and to a much lesser extent, from wireless value-added and other fee-based premium services.

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; government regulations of the Internet and online game industry in China; significant numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 1(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its subsidiaries pursuant to a series of contractual arrangements. Based on these agreements, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase, Guangyitong Advertising, and Ling Yi (dissolved in August 2007) are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Management believes that the Group’s present operations are structured to comply with the Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2.	Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority shareholders reported as non-controlling interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company consolidates a VIE if the Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

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

Revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, SH EaseNet, Guangyitong Advertising and Youdao Information net of sales discount.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (Cont’d)

(i)	Online game services

The Group sells prepaid point cards through Guangzhou NetEase and SH EaseNet to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

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

Unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote.

In February 2009, the Company launched its Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company. Account holders are charged for service fees based on services consumed in accordance with the service agreement and the Company recognizes revenue upon service rendered.

(ii)	Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by Guangyitong Advertising. Advertising service contracts may consist of multiple elements that typically spans over a quarter to a year. The Company has not established vendor specific objective evidence of fair value for the multiple components and, as a result, with respect to the advertising contract that do not include a fixed delivery pattern for various types of advertising services, recognition of revenues is deferred until completion of the contract. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (Cont’d)

(ii)	Advertising services (cont’d)

In the search engine business, Youdao Information enters into “cost per action” (“CPA”) advertising contracts and receives fees when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed. Youdao Information may also enter into advertising business contracts with advertisers that include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the related revenues are deferred until the remaining guaranteed impression levels are achieved.

The Company recognizes revenue and expense at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

For the years ended December 31, 2007, 2008 and 2009, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

(iii)	Wireless value-added services and others

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, color ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. The Group recognizes and reports its WVAS revenues based on its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed in the month based on the monthly confirmation from the mobile phone operators for the service period when the message, content or service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures. Revenue is adjusted in the accounts of subsequent period upon receipt of confirmation from the mobile phone operator. Historically, there have been no significant adjustments to the revenue estimates.

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

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of on-line game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2007, 2008 and 2009.

The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

(f)	Cash and time deposits

Cash represents cash on hand and demand deposits placed with large reputable banks in Hong Kong or China with terms of less than three months. As of December 31, 2008, there were demand deposits with terms of less than three months denominated in US dollars and HK dollars amounting to US$84.3 million and approximately HK$249,000, respectively. As of December 31, 2009, there were demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$27.9 million, HK$180,000 and Euro1.4 million, respectively (equivalent to approximately RMB190.8 million, RMB159,000 and RMB14.0 million, respectively) .

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2008, there were time deposits denominated in US dollars and Euro amounting to US$31.5 million and Euro77.1 million. As of December 31, 2009, there were time deposits denominated in US dollars and Euro amounting to approximately US$48.9 million and Euro77.0 million (equivalent to approximately RMB333.9 million and RMB753.9 million, respectively).

As of December 31, 2009, the Company had approximately RMB 91.9 million of its time deposits reported as restricted cash, representing cash held under an escrow account related to its legal proceedings brought against the property developer of an office building located in Guangzhou, China, which is currently occupied by the Company. The legal proceedings were satisfactorily concluded with the restriction over the use of such time deposits removed in February 2010 (see Note 6).

2.	Principal Accounting Policies (Cont’d)

(f)	Cash and time deposits (Cont’d)

In addition, the Company had a time deposit reported as restricted cash of approximately RMB32.0 million as of December 31, 2009, representing a guarantee deposit made for consulting fee payments due to Blizzard for a 12-month period to October 2010. The guarantee will be renewable annually until termination of the license agreement for the operations of World of Warcraft.

The Company had no other lien arrangements during 2008 and 2009.

(g)	Financial instruments

The Group’s financial instruments, including cash and time deposits with maturity terms no longer than one year, accounts receivable and accounts payable, are carried at cost as of the balance sheet dates. The carrying values approximate their fair values due to the short maturities of these instruments.

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.

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

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	15 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Servers and computers	3 years
Software	2-3 years

2.	Principal Accounting Policies (Cont’d)

(i)	Property, equipment and software (Cont’d)

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

(j)	Intangible assets

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets from business acquisition using the straight-line method or based on the forecasted cash flows associated with the assets over the following estimated useful lives:

Domain Name	20 years
Customer contracts and relationships	8-10 years
Technology	3 years

(k)	Advertising expenses

The Company expenses advertising costs as incurred and classifies these costs under sales and marketing expense. Advertising expenses totaled approximately RMB52.1 million, RMB12.1 million and RMB65.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(l)	Foreign currency translation

The functional currency of the entities within the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8259 on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

2.	Principal Accounting Policies (Cont’d)

(m)	Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation measured at the grant date fair value of the award. The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.

The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate to date. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 17 for further information regarding share-based compensation assumptions and expense.

(n)	Taxation

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Tax rate changes are reflected in income during the period the changes are enacted.

A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss and tax credit carryforwards. The Company classifies deferred tax assets and liabilities into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount “more likely than not” to be realized in future tax returns. The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis.

For a particular tax-paying component of an enterprise and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all non-current deferred tax assets and liabilities are offset and presented as a single amount. The Company does not offset deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

2.	Principal Accounting Policies (Cont’d)

(n)	Taxation (Cont’d)

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2008 and 2009. The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2007, 2008 and 2009.

(o)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

Basic earnings per share are computed on the basis of the weighted-average number of ordinary shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of ordinary shares outstanding and potential ordinary shares. Potential ordinary shares result from the assumed exercise of outstanding stock options or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method. When calculating the fully diluted earnings per ADS for the years ended December 31 2007 and 2008, the Company was required to take into account the dilutive impact of its convertible notes in the calculation of diluted earnings per share.

(p)	Statutory reserves

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

The general reserve fund and statutory surplus fund are restricted to set off against losses, expansion of production and operation or increase in the registered capital of the respective companies. The enterprise expansion fund can be used to expand production or to increase capital. The staff bonus and welfare fund is available to fund payments of special bonuses to staff and for collective welfare benefits. Upon approval by the Board of Directors, the discretionary surplus can be used to offset accumulated losses or to increase capital.

The staff bonus and welfare fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances, and therefore, are not available for distribution except in liquidation.

2.	Principal Accounting Policies (Cont’d)

(p)	Statutory reserves (Cont’d)

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	RMB (in million)	RMB (in million)	RMB (in million)
NetEase Hangzhou	4.7	25.2	29.9
Guangzhou NetEase	0.9	1.9	—

	5.6	27.1	29.9

For the years ended December 31, 2007, 2008 and 2009, NetEase Beijing, Guangzhou Interactive and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies. For the year ended December 31, 2009, Guangzhou NetEase did not make appropriations to statutory reserves as its cumulative appropriations in the past have already reached the statutory limit, namely 50% of its registered capital. The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2007, 2008 and 2009 as a result of their respective accumulated loss position.

(q)	Non-controlling interests

In 2009, the Company adopted the retrospective presentation and disclosure requirements outlined by the new accounting standard on the non-controlling interest which became effective for fiscal years beginning on or after December 31, 2008. The new accounting standard guidance requires that the non-controlling interest shall continue to be attributed its share of losses even if that attribution results in a deficit non-controlling interest balance. In addition, the new accounting standard requires the presentation and disclosure requirements shall be applied retrospectively for all periods presented.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

(s)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

2.	Principal Accounting Policies (Cont’d)

(t)	Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in details under Note 22.

(u)	Recently issued accounting pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting and disclosure requirement for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This statement requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense. This statement is applicable to the Company effective January 1, 2009. See Note 14 for further information.

In 2009, the Company adopted the retrospective presentation and disclosure requirements outlined by the new guidance on non-controlling interests, the Company revised all previous references to “minority interests” in the consolidated financial statements to “non-controlling interests”. In addition, the Consolidated Balance Sheets now present “Non-controlling interests” as a component of “Total equity.” The Consolidated Statements of Operations and Comprehensive Income now present “Net Income,” which includes “Net income attributable to non-controlling interests” and “Net Income Attributable to NetEase.com, Inc.’s shareholders”.     No change was required to the presentation of earnings per share. The Consolidated Statements of Equity now include a section for “Non-controlling interests.” The Consolidated Statements of Cash Flows now begin with “Net Income” instead of “Net Income Available for Common Stockholders.”

In April 2009, the FASB issued new accounting and disclosure rules that provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and requires that companies provide interim and annual disclosures of the inputs and valuation technique(s) used to measure fair value. These new standards are effective for interim and annual reporting periods ending after June 15, 2009 and are to be applied prospectively. The Company’s adoption of these new standards did not have a material impact on its consolidated financial statements.

In April 2009, the FASB amended the requirements for the recognition and measurement of other-than-temporary impairments for debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The Company’s adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued disclosure requirements that require publicly traded companies to disclose the fair value of its financial instruments in interim periods or whenever it issues summarized financial information, as well as in its annual financial statements. The adoption of the accounting standard related to the reporting requirements for the fair value of its financial instruments, which was effective for interim and annual periods ending after June 15, 2009, did not have a material impact on the Company’s consolidated financial statements.

2.	Principal Accounting Policies (Cont’d)

(u)	Recently issued accounting pronouncements (Cont’d)

In February 2010, the FASB issued an update to existing standards on subsequent events. Among the various amendments, the FASB removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance is effective upon issuance. The Company has adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company expects that the adoption of this new accounting standard will not result in a material impact on its consolidated financial statements.

In July 2009, the FASB issued the Accounting Standard Codification, which establishes the exclusive authoritative reference for US GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. The Accounting Standard Codification is effective for interim and annual periods ending after September 15, 2009. The codification is the single source of authoritative accounting principles recognized by the FASB in preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) and creates one level of authoritative GAAP. All other literature is considered non-authoritative. The adoption did not have an impact on the Company’s consolidated financial statements other than changes in reference to various authoritative accounting pronouncements.

2.	Principal Accounting Policies (Cont’d)

(u)	Recently issued accounting pronouncements (Cont’d)

In October 2009, the FASB issued an update related to the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple deliverables to their customers at different points in time or over different time periods. The amendments in this update establish a selling price hierarchy for determining the selling price of deliverable, namely (a) based on vendor specific objective evidence if available, (b) third-party evidence, or (c) estimated selling price. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue based on entity-specific assumptions rather than assumptions of a marketplace participant. This update also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally based on each deliverable’s selling price. The update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Company is currently in the process of evaluating the impact on its consolidated financial statements upon the adoption of the new accounting standards.

(v)	Reclassification

Certain prior year amounts of the statements of cash flows have been reclassified to conform to the current year presentation.

3.	Concentrations

(a)	Bandwidth and server custody service provider

The Group relied on two telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2007 and 2008, and the number increased to eleven with two of them covering approximately 85% of the Group’s requirements during the fiscal year of 2009.

(b)	Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

The Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2008 and 2009 were as follows:

	December 31, 2008	December 31, 2009
Customer A	12.3%	11.0%
Customer B	14.4%	10.9%

With respect to the account receivable balances of the above-mentioned significant customers, the Company set up an allowance for doubtful accounts totaling approximately RMB6.0 million and RMB24.4 million as of December 31, 2008 and 2009, respectively.

(c)	Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2007, 2008 and 2009.

(d)	Online Games

The Company derived a combined total of 98.6%, 98.7% and 86.0% of its total net revenues for the years ended December 31, 2007, 2008 and 2009, respectively from the Company’s self-developed massively multi-player online role-playing games, Fantasy Westward Journey, Westward Journey Online II & III and Tianxia II as well as World of Warcraft, a game developed by and licensed from Blizzard Entertainment, which was re-launched in China in September 2009.

4.	Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified amounts that it believes are not recoverable. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of their ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009:

	Balance at January 1,	Charged to (write-back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2007	24,067,224	(5,334,898)	(6,099,416)	12,632,910
2008	12,632,910	8,604,654	(1,390,030)	19,847,534
2009	19,847,534	15,981,202	(5,813,530)	30,015,206

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2008	December 31, 2009
	RMB	RMB
Guarantee payment made to Blizzard—royalty fees	—	253,316,445
Prepayments for royalties—current portion (see Note 9)	4,578,278	138,379,870
Prepayments	21,395,540	53,919,517
Interest receivable	37,358,852	38,532,614
Security deposit pledged with the court—customer collection legal proceedings	—	30,000,000
Prepaid income taxes	26,715,775	29,646,203
Security and rental deposits	2,966,829	10,778,547
Employee advances	7,862,834	5,469,080
Other	3,213,943	8,082,824

	104,092,051	568,125,100

In accordance with the license agreement of World of Warcraft, the Company is required to make the above-listed guarantee payment of RMB253.3 million to Blizzard on behalf of SH EaseNet for the minimum guaranteed royalties. The guarantee amount will be released to the Company as and when actual royalties are paid by SH EaseNet to Blizzard.

5.	Prepayments and Other Current Assets (Cont’d)

At December 31, 2008, prepayment for royalties of RMB4.6 million set out above represented the current portion of prepaid royalties for a certain licensed technology bought out at RMB20.5 million (See Note 9). During 2009, the entire balance of the non-current portion of RMB15.0 million of the prepaid royalties was reclassified as current (See Note 9); and after accounting for the amortization of RMB9.2 million, the amount of prepaid royalties–current was RMB10.4 million as of December 31, 2009. In addition, under the license agreement of World of Warcraft, SH EaseNet is required to make royalty payment based on game cards activated. As of December 31, 2009, prepayments for royalties related to game cards activated but remaining unconsumed totaled approximately RMB128.0 million were reported as prepaid royalties in the Company’s consolidated balance sheets.

The amount of employee advances listed above included staff housing loan balances of RMB3.2 million and RMB3.3 million repayable within 12 months from December 31, 2008 and 2009, respectively (see Note 9). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2008 and 2009.

6.	Property, Equipment and Software

The following is a summary of property, equipment and software:

	December 31, 2008	December 31, 2009
	RMB	RMB
Building	8,159,389	8,159,389
Leasehold improvements	66,785,388	59,296,649
Furniture, fixtures and office equipment	27,424,810	29,295,294
Vehicles	2,208,654	1,899,668
Servers and computers	362,109,725	606,731,633
Software	26,823,213	40,970,169
CIP	113,073,932	196,579,433

	606,585,111	942,932,235
Less: Accumulated depreciation	(347,797,577)	(385,176,594)

Net book value	258,787,534	557,755,641

Depreciation expense was RMB99.1 million, RMB89.8 million and RMB114.8 million for the years ended 2007, 2008 and 2009, respectively.

6.	Property, Equipment and Software (Cont’d)

The Company occupies a building in Guangzhou with floor space of approximately 20,000 square meters which is owned by a third party property developer. William Lei Ding, the Company’s Chief Executive Officer, Director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. The Company and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant the Company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged the said property to the bank. In February 2009, the Company and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, the Company made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010. Based on previous agreement, Mr. Ding will transfer his interest in the property to NetEase at cost after he obtains the legal title of the building. As of the date of this report, Mr. Ding is in the process of transferring his interest in the property to one of the Company’s subsidiaries in Guangzhou. In connection with the property transfer between the land developer and Mr. Ding and Mr. Ding’s transfer to the Company, the Company is expected to further incur a total net payment of approximately RMB70.7 million, of which approximately RMB62.4 million and RMB8.3 million will be payable to Mr. Ding, and the relevant government authorities, respectively.

As of December 31, 2009, in relation to the legal proceedings of the GZ office building as discussed above, the Company had certain time deposits totaling RMB91.9 million which were reported as restricted cash in its consolidated balance sheets. Of the total amount, approximately RMB83.3 million (US$12.2 million) was held under an escrow account with respect to Mr. Ding’s legal proceedings against the land developer, and the remaining balance of RMB8.6 million (US$1.3 million) was held under an escrow account to guarantee Mr. Ding’s performance of his settlement agreement with the land developer. Following the satisfactory completion of all the required actions of both parties under the settlement agreement, these security deposits were released to the Company in February 2010.

From the date the Company commenced occupying this property in July 2006 to the present, the Company has not paid any rent for its occupation of this property. The Company has incurred payments for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB75.3 million (US$11.0 million) as of December 31, 2009. Although the Company has not paid any rent for this property, it reported an annual imputed rent (based on the prevailing market rental) of RMB9.4 million in each of 2007, 2008 and 2009 in its consolidated statement of operations and comprehensive income. The provision of the imputed rent was reported under accounts payable in the Company’s consolidated balance sheets.

During 2007, the Company started to construct a new research and development center in Hangzhou, China. As of December 31, 2008 and 2009, the Company reported total costs of construction in progress for its new research and development center totaling RMB111.7 million and RMB194.6 million, respectively.

7.	Land Use Right

The Company acquired the land use right in 2007 for the purpose of constructing a new research and development center in Hangzhou, China. Amortization of the land use right is made over the remaining term of the land use right period of 50 years from March 13, 2008 when the Company first obtained the land use right certificate from the local authorities. The land use right will be fully amortized by August 31, 2057.

	December 31, 2008	December 31, 2009
	RMB	RMB
Cost	27,778,982	27,778,982
Incentive payment from Hangzhou local government	(15,000,000)	(15,000,000)
Accumulated amortization	(215,497)	(474,094)

Land use right, net	12,563,485	12,304,888

8.	License Rights

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty a sequel to Blizzard’s space-themed game, which is currently in development; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses on an exclusive basis in China its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in China. StarCraft II has not been launched yet. On behalf of SH EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license right. In April 2009, the Company paid Blizzard a 3-year license fee of US$30 million (RMB204.8 million) for the right to operate World of Warcraft. As World of Warcraft was commercially re-launched in September 2009, the Company started amortizing the prepayment for the license right over the license term. The Company will start amortizing the prepaid license fee for StarCraft II upon the commercial release of this game in China.

As of December 31, 2009, the balance of license rights is summarized as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB
Payment for StarCraft II license right (US$4 million)	27,463,600	27,463,600
Payment for World of Warcraft license right (US$30 million)	—	204,819,000
Amortization for license right	—	(19,435,379)

	27,463,600	212,847,221

9.	Other Long-term Assets

The following is a summary of other long-term assets:

	December 31, 2008	December 31, 2009
	RMB	RMB
Investment in associated companies	33,480,329	33,583,722
Prepayment for royalties	14,972,244	—
Staff housing loans	8,825,961	7,464,333
Non-current rental deposits	3,443,249	2,635,260
Others	132,774	127,700

	60,854,557	43,811,015

(a) In August 2008, the Company acquired a 38.5% equity interest in SunEase, Inc., a provider of email integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting and resulted in goodwill of RMB14.0 million.

RMB
(in thousands)
Allocation of the purchase price was as follows:
Tangible assets	12,050
Intangible assets	6,722
Goodwill	14,046
Liabilities	(1,818)

31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, RMB2.8 million and RMB1.6 million, respectively. Amortization expense of the above-mentioned intangible assets was approximately RMB0.3 million and RMB1.0 million for the years ended December 31, 2008 and 2009, respectively. As of December 31, 2009, the estimated aggregate amortization expense for such intangible assets for each of the next five years is as follows (in thousands):

RMB
2010	995
2011	813
2012	450
2013	450
2014	450

3,158

The Company recorded equity share of losses from associated companies totaling RMB2.0 million and RMB4.1 million for the years ended December 31, 2008 and 2009, respectively.

9.	Other Long-term Assets (Cont’d)

(b) During February 2006, the Company acquired at par value of US$1.0 million interest-bearing convertible notes (“the notes”) issued by a privately-held enterprise. The notes maturing on February 10, 2010 bear interest at the United States federal funds rate payable annually.

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

RMB
Discharge of interest-bearing convertible notes, at fair value	8,132,451
Previously reported unrealized gains on the convertible notes held	(1,332,300)
Net cash payment	13,687,749

Total amount of prepayment for royalties	20,487,900

The following table summarizes transactions related to the prepayment for royalties for the year ended December 31, 2008 and 2009:

RMB
Prepayment for royalties in 2008	20,487,900
Amortization	(937,378)

Balance at December 31, 2008	19,550,522
Current portion	(4,578,278)

Non-current portion at December 31, 2008	14,972,244
Transfer to current portion (Note 5)	(14,972,244)

Non-current portion at December 31, 2009	—

Amortization of the prepaid royalties is based on a certain percentage of gross revenue generated during the reporting period in accordance with the original license agreement. Based on the latest revenue forecast as of December 31, 2009, the Company expected that the entire non-current portion of the prepaid royalties as of December 31, 2009 will be fully amortized within fiscal year 2010.

9.	Other Long-term Assets (Cont’d)

(c) The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China totaled RMB6.3 million and RMB3.6 million for the years ended December 31, 2008 and 2009, respectively. Individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term ranges between two to five years from the date of drawdown. The interest rates ranged between 3.6% to 4.1% and 2.25% per annum for the years ended December 31, 2008 and 2009, respectively. The current portion of the staff housing loans amounted to approximately RMB3.2 million and RMB3.3 million repayable within 12 months from December 31, 2008 and 2009, respectively are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2008 and 2009 on their taxable income generated from operation in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK to the Company are not subject to any Hong Kong withholding tax.

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

10.	Taxation (Cont’d)

(a)	Income taxes (Cont’d)

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

Under the previous income tax laws, NetEase Beijing was recognized as an “Advanced Technology Enterprise” and entitled to a reduced EIT rate of 10% for 2006 to 2007 and a full exemption from the local income tax for 2006 and 2007. Based on the HNTEs status granted under the Corporate Income Tax Law, NetEase Beijing enjoyed preferential tax rate of 15% from 2008 to 2010.

Guangzhou Interactive was recognized as a “Software Enterprise” and a “High and New Technology Enterprise” respectively under the previous income tax laws and subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3% from 2005 to 2007. In addition to the HNTEs status granted under the Corporate Income Tax Law, Guangzhou Interactive enjoyed a preferential tax rate of 10% for 2008 and 2009.

Boguan was recognized as a “Software Enterprise” in September 2005 under the previous income tax laws. It was exempted from EIT on its profits for 2006 and 2007, and subject to a 50% reduction in EIT from 2008 to 2010. Boguan was exempted from the 3% local income tax for 2007. In addition, Boguan was granted the HNTEs tax status and therefore was able to enjoy the preferential tax rate of 15% for 2008 to 2010. Boguan paid its corporate income tax at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted the HNTEs tax status in 2008, its would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the Corporate Income Tax Law and the related implementation guidelines. This rate was calculated by applying the 50% reduction for Software Enterprises against the 15% preferred tax rate applicable to its HNTEs status. When Boguan was granted the HNTEs tax status in December 2008, the relevant local tax authority duly refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform corporate income rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTEs status. As such, Boguan recorded an additional tax payable of RMB23.3 million in June 2009. Boguan was qualified as “Key Software Enterprise” in December 2009 and it therefore enjoyed a preferential tax rate of 10% for 2009.

NetEase Hangzhou was recognized as a “Software Enterprise” and “High and New Technology Enterprise” in 2007 under the previous income tax laws. It was exempted from EIT on its profits for 2007 and 2008 but subject to a 3% local income tax rate for 2007. NetEase Hangzhou enjoyed a preferential tax rate of 12.5% in 2009.

10.	Taxation (Cont’d)

(a)	Income taxes (Cont’d)

Youdao Information was recognized as a “High and New Technology Enterprise” under previous income tax laws in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was tax-exempt in 2007. Youdao Information incurred tax losses for 2008 and 2009 and therefore, did not record any enterprise income tax.

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
NetEase Beijing	108,490,470	64,139,220	70,581,915
Guangzhou Interactive	182,582,163	84,624,284	38,276,307
Boguan	53,846,047	77,336,648	130,903,956
NetEase Hangzhou	14,801,867	51,802,637	44,147,869
Guangzhou NetEase	332,179.00	—	—

Aggregate amount	360,052,726	277,902,789	283,910,047

Earnings per share effect, basic	0.12	0.09	0.09

Earnings per share effect, diluted	0.11	0.09	0.09

10.	Taxation (Cont’d)

(a)	Income taxes (Cont’d)

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Current tax expense	114,144,437	253,519,461	356,920,890
Deferred tax expense (benefit)	(405,416)	12,947,470	(43,059,751)
Reinvestment incentive tax refund	(54,360,610)	—	—
Adjustments of a deferred tax asset for enacted changes in tax laws (see Note 10(c))	(41,564,699)	—	—
Adjustments of a deferred tax asset for a change in the tax status of the enterprise	(15,124,403)	34,206,390	—

Income tax expenses	2,689,309	300,673,321	313,861,139

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2007, 2008 and 2009.

	For the year ended December 31,
	2007	2008	2009
	%	%	%
Statutory income tax rate	33.0	25.0	25.0
Permanent differences	0.7	0.2	0.2
Effect due to tax-exempt entities	3.4	2.9	0.4
Effect of lower tax rate applicable to new and high technology, and advanced technology enterprises	(28.5)	(14.7)	(13.1)
Effect of tax loss utilized	—	—	—
Effect of investment incentive tax refund	(4.7)	—	—
Change in valuation allowance	(0.3)	0.6	2.1
Re-measurement of deferred tax due to new and high technology enterprises	(2.2)	—	—
Effect of changes in the tax status of the enterprises	(1.2)	1.8	—

Effective income tax rate	0.2	15.8	14.6

10.	Taxation (Cont’d)

(a)	Income taxes (Cont’d)

As of December 31, 2009, certain subsidiaries of the Group had net operating loss carryforwards available to offset future taxable income which are summarized as follows:

RMB
Loss expiring in 2011	4,021,608
Loss expiring in 2012	22,663,235
Loss expiring in 2013	42,602,664
Loss expiring in 2014	195,270,435

264,557,942

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

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advances from customers for online game services	25,248,842	26,643,514
Net operating loss carry forward	—	10,723,973
Accruals	—	39,197,366

Deferred tax assets	25,248,842	76,564,853

Deferred tax assets - Non-current:
Depreciation of fixed assets	12,444,636	4,188,376
Net operating loss carry forward	10,983,807	42,330,186

Total	23,428,443	46,518,562
Less: valuation allowance	(10,983,807)	(42,330,186)

Deferred tax assets	12,444,636	4,188,376

The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented:

	Balance at January 1	Provision (write-back) for the year	Balance at December 31
	RMB	RMB	RMB
2007	6,949,734	(3,672,779)	3,276,955
2008	3,276,955	7,706,852	10,983,807
2009	10,983,807	31,346,379	42,330,186

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

10.	Taxation (Cont’d)

(c)	Deferred tax assets and liabilities

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

Based on the interpretation of the current tax laws, management believes that the Company is not considered as a “resident enterprise” in China for corporate income tax purposes. The Company further expects that its FIEs in China will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred. Accordingly, the Company did not record any provision for withholding tax on the retained earnings of its FIEs in China for fiscal years 2008 and 2009.

11.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
	RMB	RMB
Business tax	—	32,087,325
Individual income taxes for employees	11,191,234	10,249,376
Enterprise income taxes	84,290,340	145,817,333
Others	9,272,782	25,573,089

	104,754,356	213,727,123

12.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities as of December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
	RMB	RMB
Marketing expenses	3,050,870	29,918,621
Content fees	3,782,631	7,725,402
Professional fees	1,413,720	11,305,803
Server custody fees and telecommunication charges	645,236	18,952,921
Temporary staff costs	4,938,624	3,981,737
Accrued revenue sharing	10,979,697	15,642,411
Accrued construction-in-progress costs	34,980,173	46,118,201
Game card production costs	—	4,022,493
Customer deposits	—	64,598,835
Others	2,024,119	10,533,813

	61,815,070	212,800,237

In February 2009, the Company launched its Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company. Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money. As of December 31, 2009, customer deposits on Wangyibao accounts totaled RMB64.6 million.

13.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards and online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

14.	Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes (the “convertible notes”) due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The convertible notes were general unsecured obligations of the Company and were subordinated to any existing or future senior indebtedness of the Company. The convertible notes did not pay any interest except in limited circumstances, had a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of the convertible notes were entitled to require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company was entitled to redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions. By July 11, 2008, the Company’s outstanding convertible notes were fully converted at the request of the noteholders following a redemption notice issued by the Company to the noteholders dated June 13, 2008.

Based on the accounting standard prevailing prior to May 2008, management concluded that the conversion option was “indexed to the Company’s own stock”. Accordingly, the conversion option was not bifurcated, and the Company had reported its convertible notes at unamortized cost under long-term payable in its consolidated balance sheets since issuance.

Based on a new accounting standard related to convertible debt where the principal amount may be settled in cash issued in May 2008 which was applicable to the Company effective January 1, 2009, the Company was required to bifurcate the conversion option. The Company has estimated the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument attributable to the conversion option was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected period from the date of issuance to the earliest redemption/conversion date of the convertible notes as a non-cash increase to interest expense in the historical periods. Though there was no impact on the Company’s actual past or future cash flows, the Company was required to record a significant amount of non-cash interest expense as the debt discount was amortized, which would not have occurred under the previous accounting standard. As a result, the Company recorded a retroactive interest expense adjustment totaling RMB133.8 million for the periods from July 2003 to July 2006 against its retained earnings and additional paid-in capital as of December 31, 2006 as shown in the Company’s consolidated statements of shareholders’ equity.

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

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations, hence, the Company has no further commitments beyond its monthly contribution.

The following table presents the Group’s employee welfare benefits for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)	(in millions)	(in millions)
Contributions to medical and pension schemes	36.8	42.6	77.1
Other employee benefits	17.6	28.8	30.9

	54.4	71.4	108.0

17.	Share-based Compensation

(a)	Share-based compensation expense

The Company recognizes share-based compensation cost in the consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. Forfeitures are estimated based on the Company’s historical experience over the last five years and revised, in subsequent periods if actual forfeitures differ from those estimates.

17.	Share-based Compensation

(a)	Share-based compensation expense (Cont’d)

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cost of revenues	14,890,378	13,678,836	9,020,785
Sales and marketing	14,357,336	8,564,177	2,323,006
General and administrative	33,887,323	23,586,590	9,861,181
Research and development	32,293,138	22,119,058	10,179,723

Effect on net income	95,428,175	67,948,661	31,384,695

The above share-based compensation cost included approximately RMB100,000, RMB35,000 and RMB35,000 for the years ended December 31, 2007, 2008 and 2009, respectively in connection with the Company’s other equity interest awards made to four key employees of Youdao Information and Youdao Computer (see Note 17 (e)).

As of December 31, 2009, total unrecognized compensation cost related to unvested awards not yet recognized related to the stock option plan, adjusted for estimated forfeitures, was US$4.3 million (RMB29.7 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2009, the weighted average remaining vesting period was 1.29 years.

(b)	Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2007	2008	2009
Risk free interest rate	4.47%	*	1.28%
Expected life (in years)	2.76	*	2.74
Expected dividend yield	0%	*	0%
Volatility	0.48	*	0.49
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.728	*	1.659
Weighted average grant-date fair value of options (US$)	0.257	*	0.545
* Not applicable as the Company did not grant any stock options in 2008.

17.	Share-based Compensation (Cont’d)

(c)	Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2007, 2008 and 2009:

	Employees	Senior Management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares isssuable upon exercise of stock options

Outstanding at January 1, 2007	99,968,100	34,400,000	412,500	134,780,600	0.353
Granted during the year	57,340,000	5,875,000	—	63,215,000	0.728
Exercised during the year	(36,535,350)	(13,975,000)	(4,025,000)	(54,535,350)	0.299
Expired/forfeited during the year	(15,012,500)	(1,755,000)	—	(16,767,500)	0.447
Reclassification due to position change	(6,100,000)	(3,900,000)	10,000,000	—	—

Outstanding at December 31, 2007	99,660,250	20,645,000	6,387,500	126,692,750	0.551

Outstanding at January 1, 2008	99,660,250	20,645,000	6,387,500	126,692,750	0.551
Exercised during the year	(23,707,725)	(1,675,000)	(5,050,000)	(30,432,725)	0.432
Expired/forfeited during the year	(6,803,750)	—	(87,500)	(6,891,250)	0.542

Outstanding at December 31, 2008	69,148,775	18,970,000	1,250,000	89,368,775	0.592

Outstanding at January 1, 2009	69,148,775	18,970,000	1,250,000	89,368,775	0.592
Granted during the year	—	—	875,000	875,000	1.659
Exercised during the year	(28,530,025)	(6,450,000)	(8,437,500)	(43,417,525)	0.489
Cancelled during the year	(2,010,000)	—	—	(2,010,000)	0.720
Reclassification due to position change	—	(8,125,000)	8,125,000	—	—

Outstanding at December 31, 2009	38,608,750	4,395,000	1,812,500	44,816,250	0.706

For the year ended December 31, 2009, the numbers of stock options expired and forfeited totaled nil and 2,010,000, respectively.

17.	Share-based Compensation (Cont’d)

(c)	Stock options award activity (Cont’d)

The following table presents the total intrinsic value of options exercised and vested for the years ended 2007, 2008 and 2009, respectively:

		US$	RMB
		(in millions)	(in millions)
Total intrinsic value of options exercised:
	2007	22.2	151.5
	2008	16.4	111.9
	2009	36.3	247.8

Total intrinsic value of options vested:
	2007	11.5	78.5
	2008	12.2	83.3
	2009	6.8	46.4

The following table presents the weighted average remaining contractual life and exercise price for the options outstanding and exercisable as of December 31, 2009:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
		Years	US$		Years	US$
US$0.486	7,400,000	0.38	0.486	7,400,000	0.38	0.486
US$0.728	36,541,250	2.21	0.728	9,843,750	2.21	0.728
US$1.659	875,000	4.88	1.659	—	4.88	1.659

	44,816,250	1.96	0.706	17,243,750	1.42	0.624

The aggregate intrinsic value of options outstanding as of December 31, 2009 was US$34.1million and US$15.2 million, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price of US$37.62 per ADS, or US$1.5048 per share as of December 31, 2009, and the exercise price of the underlying options as of that date.

17.	Share-based Compensation (Cont’d)

(c)	Stock options award activity (Cont’d)

It is the Company’s policy to issue new shares upon share option exercise. The number of stock options available for future grant under the Company’s stock option plans as of December 31, 2009 is set out as follows:

Balance as of December 31, 2008	36,284,374
No. of share options cancelled during 2009	2,010,000
No. of share options granted during 2009	(875,000)

Balance as of December 31, 2009 (expired in February 2010)	37,419,374

(d)	Description of stock option plan

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

According to resolutions of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” was suspended following a resolution of the board of directors dated March 25, 2002. The 2000 stock option plan expired in February 2010.

(e)	Other equity interest awards

For the year ended 2007, the Company granted equity interest awards in Youdao Computer and Youdao Information to four key employees over a four to five year period, beginning from December 1, 2007 and December 13, 2007, respectively, and ending on the respective anniversary dates of initial employment dates of the four key employees concerned. The percentage of equity interest awards ranged from 0.5% to 1.0%, and amounted to a total of 3.5% each in Youdao Computer and Youdao Information, respectively. The exercise price for each vesting period is to be determined based on the equity interest percentage awarded multiplied by the registered share capital of Youdao Computer and Youdao Information at the time of exercise. In accordance with the terms and conditions of the granting of such equity interest awards, awards granted will be forfeited upon grantee’s termination of employment, either voluntarily or involuntarily. If the employees do not exercise any of the vested equity interest awards, such awards will expire twelve months after the last vesting date. The employees duly exercised their awards vested in 2007, 2008 and 2009, which were reported as exercises of option in a subsidiary by non-controlling shareholders in the consolidated statements of shareholders’ equity.

18.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
Numerator (RMB):
Net income attributable to NetEase.com, Inc.’s shareholders for basic dilutive earnings per share calculation	1,264,086,122	1,596,687,907	1,850,436,004

Denominator (No. of shares):
Weighted average number of ordinary shares outstanding, basic	3,086,451,412	3,117,117,306	3,225,249,905
Dilutive effect of employee stock options and convertible notes	221,086,967	117,097,018	23,732,909

Weighted average number of ordinary shares outstanding, diluted	3,307,538,379	3,234,214,324	3,248,982,814

Net earnings per share, basic (RMB)	0.41	0.51	0.57

Net earnings per share, diluted (RMB)	0.38	0.49	0.57

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2007, 2008 and 2009, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share was approximately 62.5 million shares, 41.7 million shares and 13.0 million shares, respectively.

19.	Commitments and Contingencies

(a)	Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through March 2013. As of December 31, 2009, future minimum lease under non-cancelable operating lease agreements, capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Office machines & other commitments	Total
	RMB	RMB	RMB	RMB	RMB
2010	26,235,803	64,296,415	62,244,864	72,532,208	225,309,290
2011	10,957,011	1,125,000	—	106,225	12,188,236
2012	4,723,708	—	—	61,752	4,785,460
2013	385,636	—	—	2,850	388,486

	42,302,158	65,421,415	62,244,864	72,703,035	242,671,472

Note: There is no commitment beyond 2013.

19.	Commitments and Contingencies (Cont’d)

(a)	Commitments (Cont’d)

The Company has committed, as a sponsor of The Asian Games of 2010, to provide to Guangzhou Asian Games Organization Committee (“GZAGOC”) and The Olympic Council of Asia a cash payment of RMB1.5 million and certain value in kind (“VIK”) support and services totaling RMB70.0 million in connection with The Asian Games of 2010 in Guangzhou, China. VIK support and services cover marketing promotion support, email system development cost, broadband services, equipment rental and cost of supporting software, IT equipment, and manpower costs as well as office rental to provide such support and services. Under the sponsorship agreement, GZAGOC is required to evaluate and formally confirm the amount of VIK support and services rendered by a sponsor. As of December 31, 2009, the Company is in the process of seeking the official confirmation from GZAGOC with respect to the value of the VIK support and services that the Company has provided before December 31, 2009. Accordingly, the entire cash and VIK commitments were included in office machines and other commitments as set out in the above commitments table.

For the years ended December 31, 2007, 2008 and 2009, the Company incurred rental expenses in the amounts of approximately RMB25.9 million, RMB30.0 million and RMB37.7 million, respectively. The rental expenses for the years ended December 31, 2007, 2008 and 2009 included an annual imputed rent (based on the prevailing market rental) of approximately RMB9.4 million relating to the Company’s use of the Guangzhou office building even though it has no legal obligation to pay such rent (see Note 6).

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform as described in note 8 above. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in China. StarCraft II has not been launched yet. In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to SH EaseNet in mainland China for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. Under these license agreements, SH EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned two license contracts, the Company has incurred an overall commitment totaling approximately RMB2.2 billion. By December 31, 2009, the Company’s outstanding commitments related to the operations of the two license contracts totaled RMB1.7 billion as set out above which was computed on the basis that StarCraft II will be launched in 2010. As of the date of this report, the schedule for the commercial launch of StarCraft II in China has not been announced and its future operation will be subject to the receipt of approval from the relevant government authorities.

19.	Commitments and Contingencies (Cont’d)

(a)	Commitments (Cont’d)

In addition, SH EaseNet is also obligated to provide for approximately RMB1.4 billion in hardware purchase commitment to support the operations of the two licensed games over the three-year term of each license. As of December 31, 2009, the Company’s remaining hardware support commitments related to the operations of the licensed games from Blizzard totaled approximately RMB1.2 billion. The Company has guaranteed the foregoing amounts if and to the extent SH EaseNet has insufficient funds to make such payments in connection with the licensing of certain online games by Blizzard to SH EaseNet for operation in China. The Company will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by SH EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, the Company and the joint venture with Blizzard which will provide technical services to SH EaseNet.

As of December 31, 2009, the Company’s commitments with respect to Blizzard licensed game were as follows:

After Commercial Launch	Blizzard licensed game commitment
RMB
Contract Year One	361,999,814
Contract Year Two	640,644,040
Contract Year Three	705,067,040

Total	1,707,710,894

(b)	Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

20.	Share Repurchase Programs

The Company’s Board has approved four share repurchase programs since 2006 authorizing management to repurchase the Company’s ordinary shares to enhance shareholder value. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and are contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specify a maximum number of shares subject to repurchase and have an expiration date and may be limited or terminated at any time without prior notice.

During the year ended December 31, 2008, the Company’s board of directors authorized a share repurchase program of US$100 million from September 12, 2008 to September 11, 2009. There was no other share repurchase program authorized for the year ended December 31, 2009.

With respect to the share repurchase program authorized on September 12, 2008, the Company repurchased in total of 665,695 ADS at an average price of US$19.7248 per ADS at a total cost of approximately US$13.1 million during 2008. The Company did not make any share repurchases during 2009.

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital firstly with any remaining excess charged entirely to retained earnings.

As of December 31, 2008 and 2009, the Company did not have any repurchased shares pending cancellation.

21.	Related Party Transactions

On May 4, 2009, one Chinese employee of the Company incorporated Zhejiang Province NetEase Foundation (“NetEase Foundation”) and members of its board consisted of the Company’s Chief Executive Officer and certain senior managers. The initial share capital of RMB10.0 million at formation of NetEase Foundation was donated by NetEase Beijing. Throughout 2009, NetEase Beijing made a total contribution of approximately RMB10.4 million, including the foregoing-mentioned initial share capital on formation to NetEase Foundation. As of December 31, 2009, NetEase Foundation was still in the process of applying for the approved charitable organization status under the relevant Chinese income tax laws. Hence, NetEase Beijing did not record any tax benefit associated with its donation made to NetEase Foundation in 2009. In April 2010, NetEase Foundation received the relevant government authority’s approval and becomes an approved charitable organization. There was no outstanding balance between the Group and NetEase Foundation as of December 31, 2009.

The principal objectives of the NetEase Foundation are to provide disaster relief and reconstruction after disaster, helping the poor and the elderly with no family support as well as promotion and support of other charitable activities.

22.	Segment Information

(a)	Description of segments

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2007, 2008 and 2009. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no transaction between reportable segments for the years ended December 31, 2007, 2008 and 2009.

22.	Segment Information (Cont’d)

(b)	Segment data (Cont’d)

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Total revenues:
Online game services	1,932,634,947	2,498,518,103	3,368,688,576
Advertising services	305,057,556	405,887,007	383,560,557
Wireless value-added services and others	68,018,461	71,718,938	71,201,485

Total revenues	2,305,710,964	2,976,124,048	3,823,450,618

Business tax benefit (charge) (Note 10(b)):
Online game services	(63,776,953)	130,666,281	(28,758,137)
Advertising services	(25,929,892)	(34,500,316)	(36,875,590)
Wireless value-added services and others	(2,717,355)	12,294,136	(869,758)

Total business taxes	(92,424,200)	108,460,101	(66,503,485)

Net revenues:
Online game services	1,868,857,994	2,629,184,384	3,339,930,439
Advertising services	279,127,664	371,386,691	346,684,967
Wireless value-added services and others	65,301,106	84,013,074	70,331,727

Total net revenues	2,213,286,764	3,084,584,149	3,756,947,133

Cost of revenues:
Online game services	(187,411,229)	(268,574,306)	(629,918,759)
Advertising services	(143,676,057)	(208,907,875)	(225,626,677)
Wireless value-added services and others	(84,365,760)	(82,123,181)	(96,683,642)

Total cost of revenues	(415,453,046)	(559,605,362)	(952,229,078)

Gross profit (loss):
Online game services	1,681,446,765	2,360,610,078	2,710,011,680
Advertising services	135,451,607	162,478,816	121,058,290
Wireless value-added services and others	(19,064,654)	1,889,893	(26,351,915)

Total gross profit	1,797,833,718	2,524,978,787	2,804,718,055

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

23.	Subsequent Event

Following the approval and adoption of the Company’s 2009 Restricted Share Unit Plan (the “2009 Plan”) at a meeting of the Board of the Company held in November 2009, as a replacement for the Company’s existing Amended and Restated 2000 Stock Incentive Plan, the Company’s board of directors further approved the Company to file a registration statement on Form S-8 pursuant to the U.S. Securities Act of 1933 in January 2010 covering the Company’s ordinary shares that will be issuable by the Company under its 2009 Plan. The purposes of the 2009 Plan are to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the continued success of the Company’s business.

24.	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,481 million or 19.9% of the Company’s total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.