Form 20-F
period 2010-12-31
NETEASE.COM, INC.
filed 2011-06-22
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 25 ordinary shares, par value US$0.0001 per share, NASDAQ Global Select Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,252,363,606 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010.

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

A.        Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2006 and 2007 and as of December 31, 2006, 2007, and 2008 were derived from our unaudited consolidated financial statements for those years (which are unaudited as they have been revised from previously issued audited financial statements to reflect changes in the manner in which we account for convertible debt instruments and non-controlling interests, and the reclassification  of certain facility costs to better reflect staff-related operating cost, as further described in Note 2(v) to the consolidated financial statements), which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Online game services	1,856,063	1,932,635	2,498,518	3,368,689	4,944,439	749,157
Advertising services	285,773	305,058	405,887	383,560	633,209	95,941
Wireless value-added services and others	75,406	68,018,	71,719	71,202	82,141	12,446
	2,217,242	2,305,711	2,976,124	3,823,451	5,659,789	857,544
Business tax (expense)/benefit	(52,882)	(92,424)	108,460	(66,504)	(152,120)	(23,048)
Net revenues	2,164,360	2,213,287	3,084,584	3,756,947	5,507,669	834,496

Cost of revenues (Note 3)	(387,142)	(428,339)	(578,690)	(972,374)	(1,798,841)	(272,552)
Gross profit	1,777,218	1,784,948	2,505,894	2,784,573	3,708,828	561,944

Operating expenses:
Selling and marketing expenses (Note 3)	(174,821)	(243,600)	(232,487)	(351,661)	(656,976)	(99,542)
General and administrative expenses (Note 3)	(163,158)	(140,238)	(137,118)	(165,205)	(189,621)	(28,730)
Research and development expenses (Note 3)	(159,362)	(195,508)	(221,726)	(244,272)	(317,929)	(48,171)
Total operating expenses	(497,341)	(579,346)	(591,331)	(761,138)	(1,164,526)	(176,443)

Operating profit	1,279,877	1,205,602	1,914,563	2,023,435	2,544,302	385,501
Other income (expenses):
Investment income	341	474	1,518	354	290	44
Interest income	94,365	112,600	144,805	128,168	141,001	21,364
Interest expense (Note 2)	(25,202)	—	—	—	—	—
Exchange (losses) gains	(958)	(50,891)	(167,102)	9,617	(89,488)	(13,560)
Other, net	1,239	(1,084)	3,552	(10,934)	(19,634)	(2,975)
Income before tax	1,349,661	1,266,701	1,897,336	2,150,640	2,576,471	390,374
Income tax	(132,486)	(2,689)	(300,673)	(313,861)	(344,446)	(52,189)

Net Income	1,217,175	1,264,012	1,596,663	1,836,779	2,232,025	338,185

Net loss attributable to non-controlling interests	400	74	25	13,657	3,747	568
Net income attributable to NetEase.com, Inc.’s shareholders	1,217,575	1,264,086	1,596,688	1,850,436	2,235,772	338,753
Unrealized gains on investments	—	1,332	—	—	—	—
Comprehensive income	1,217,575	1,265,418	1,596,688	1,850,436	2,235,772	338,753

Net income per share, basic	0.38	0.41	0.51	0.57	0.69	0.10
Net income per share, diluted	0.35	0.38	0.49	0.57	0.69	0.10
Net income per ADS, basic	9.42	10.24	12.81	14.34	17.22	2.61
Net income per ADS, diluted	8.70	9.55	12.34	14.24	17.14	2.60
Weighted average number of ordinary shares outstanding, basic	3,231,832	3,086,451	3,117,117	3,225,250	3,246,426	3,246,426
Weighted average number of ADS outstanding, basic	129,273	123,458	124,685	129,010	129,857	129,857
Weighted average number of ordinary shares outstanding, diluted	3,498,405	3,307,538	3,234,214	3,248,983	3,261,886	3,261,886
Weighted average number of ADS outstanding, diluted	139,936	132,302	129,369	129,959	130,475	130,475
Share-based compensation cost included in:

Cost of revenues	16,614	14,890	13,679	9,021	37,342	5,657
Selling and marketing expenses	21,147	14,357	8,564	2,323	8,123	1,231
General and administrative expenses	37,360	33,887	23,587	9,861	31,580	4,785
Research and development expenses	26,165	32,293	22,119	10,180	25,361	3,843
	101,287	95,428	67,949	31,385	102,406	15,516

Other Financial Data:
Capital expenditures	142,514	71,516	133,329	407,727	297,980	45,148
Net cash provided by (used in):
Operating activities	1,596,109	1,379,902	2,017,799	2,094,495	2,854,954	432,569
Investing activities	(1,218,242)	952,298	(3,409,258)	(1,907,584)	(2,621,162)	(397,146)
Financing activities	(829,056)	(960,410)	(157,293)	40,533	24,140	3,658

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share data)
Balance Sheet Data:

Cash	1,206,477	2,482,821	793,408	1,041,290	1,285,137	194,718
Time deposits	2,731,397	1,675,814	4,820,000	5,975,378	8,193,972	1,241,511
Property, equipment and software, net	224,208	183,472	258,788	557,756	755,778	114,512
Total assets	4,373,708	4,685,659	6,345,893	8,803,469	11,586,662	1,755,555
Total current liabilities	676,408	1,276,826	829,048	1,377,925	1,828,227	277,004
Total long-term liabilities	791,631	10,200	200	200	34,797	5,273
Working capital (Note 4)	3,452,777	3,159,467	5,144,731	6,594,637	8,798,668	1,333,132
Total shareholders’ equity	2,905,668	3,398,633	5,516,645	7,425,344	9,723,638	1,473,278

Note 1:	See the section titled “Exchange Rate Information” below.
Note 2:

Reflects retroactive adoption of a new accounting standard that resulted in a bifurcation adjustment of convertible debt instruments, namely, our zero coupon convertible subordinated notes. All of such convertible notes were converted by July 2008. Based on the accounting standard prevailing prior to May 2008, our management concluded that the conversion option was “indexed to the Company’s own stock”. Accordingly, the conversion option was not bifurcated, and we had reported our convertible notes at unamortized cost under long-term payable in our consolidated balance sheets since issuance. Based on a subsequent accounting standard related to convertible debt where the principal amount may be settled in cash issued in May 2008 which was applicable to our company effective January 1, 2009, we were required to bifurcate the conversion option.  We estimated the fair value, as of the date of issuance, of our convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument attributable to the conversion option was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected period from the date of issuance to the earliest redemption/conversion date of the convertible notes as a non-cash increase to interest expense in the historical periods. The difference between the fair value and the principal amount of the instrument attributable to the conversion option was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected period from the date of issuance to the earliest redemption/conversion date of the convertible notes as a non-cash increase to interest expense in the historical periods.  As a result, we were required to retroactively record a significant amount of non-cash interest expense totaling RMB133.8 million for the periods from July 2003 to July 2006 against our retained earnings and additional paid-in capital.

Note 3:

In the fourth quarter of 2010, our management decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs, which were previously recorded under general and administration expenses, to the respective functions based on headcount under cost of revenues, selling and marketing expenses, research and development expenses and general and administration expenses. The change was implemented to better reflect staff-related operating cost. Reclassifications have been made to cost of revenues and operating expense amounts in the selected consolidated statements of operations data for prior periods as set out below in order to conform to the current year’s presentation. There is no change to the other financial data presented above as a result of this allocation.

	Before		After
	Change	Reclassification	Change
	RMB	RMB	RMB
	(in thousands)
For the year ended December 31, 2006
Cost of revenues	381,298	5,844	387,142
Selling and marketing expenses	170,143	4,678	174,821
General and administrative expenses	179,880	(16,722)	163,158
Research and development expenses	153,162	6,200	159,362
	884,483	—	884,483

For the year ended December 31, 2007
Cost of revenues	415,453	12,886	428,339
Selling and marketing expenses	235,318	8,282	243,600
General and administrative expenses	176,179	(35,941)	140,238
Research and development expenses	180,735	14,773	195,508
	1,007,685	—	1,007,685

For the year ended December 31, 2008
Cost of revenues	559,605	19,085	578,690
Selling and marketing expenses	221,551	10,936	232,487
General and administrative expenses	181,841	(44,723)	137,118
Research and development expenses	207,024	14,702	221,726
	1,170,021	—	1,170,021

For the year ended December 31, 2009
Cost of revenues	952,229	20,145	972,374
Selling and marketing expenses	338,310	13,351	351,661
General and administrative expenses	212,533	(47,328)	165,205
Research and development expenses	230,440	13,832	244,272
	1,733,512	—	1,733,512

Note 4:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.6000 on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on June 10, 2011 was US$1.00: RMB6.4801. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2010 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2006, 2007, 2008, 2009 and 2010.

Year	Renminbi Average(1)
2006	7.9579
2007	7.5806
2008	6.9193

Year	Renminbi Average(1)
2009	6.8295
2010	6.7603

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2010	6.6000	6.6745
January 31, 2011	6.5809	6.6364
February 28, 2011	6.5520	6.5965
March 31, 2011	6.5483	6.5743
April 30, 2011	6.4900	6.5477
May 31, 2011	6.4786	6.5073

B.        Capitalization and Indebtedness

Not Applicable.

C.        Reasons for the Offer and Use of Proceeds

Not Applicable.

D.        Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 98.7%, 86.0% and 85.9% of our total net revenues from online game services in 2008, 2009 and 2010, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II, Fantasy Westward Journey, Westward Journey Online III, Tianxia II and Heroes of Tang Dynasty, as well as World of Warcraft®, a game licensed from Blizzard Entertainment Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 98.7%, 86.0% and 85.9% of our total net revenues from online game services in 2008, 2009 and 2010, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our time-based games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments.  For example, in 2010 we introduced our new “Weimei” version of Fantasy Westward Journey, which features 3D graphics and cuter and more realistic looking characters, and introduced expansion packs for Westward Journey II and III.  In 2010, we also engaged celebrity spokespersons to promote certain of our games.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to developing new games, including fee-based and item-based games.  For example, we commercially launched Westward Journey Online III, an enhanced version of our popular Westward Journey game series, in September 2007, Tianxia II in June 2008 and Heroes of Tang Dynasty and Westward Journey: Genesis in April 2010.  We are also currently testing several additional new games.  Each of these games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

In addition, we are required to devote significant resources to the ongoing operations of our online games, such as staff costs related to our “Game Masters” which supervise the activities within our games. If we fail to anticipate our users’ needs and technological trends accurately or are otherwise unable to complete the development of games in a timely fashion, we will be unable to introduce new games into the market to successfully compete.

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

Most of our revenues from online games developed internally have been generated by games that use the time-based revenue model, and we may be unable to effectively address ongoing or future market trends regarding new revenue models for online games in China.

Most of our online game revenues have been generated by games that use the time-based revenue model whereby players purchase our prepaid point cards to pay for playing time. Most of our competitors offer games utilizing an item-based revenue model where players are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. We currently offer five item-based games, Tianxia II, Heroes of Tang Dynasty, Legend of Westward Journey, Westward Journey: Genesis and New Fly for Fun, and we are currently developing other games that use the item-based revenue model.  We cannot be certain that these or our future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing time-based games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If the overall shift in the online game market in China to an item-based model continues or a shift to another revenue model occurs, we may be unable to launch new games or new versions of existing games which effectively use such model in a timely manner or at all, and we may be required to make significant research and development and sales and marketing expenditures to develop and promote such games.

We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Limited, or Shanghai EaseNet, for operation in the PRC, including StarCraft II: Wings of Liberty and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. Shanghai EaseNet commercially launched World of Warcraft in September 2009 and StarCraft II: Wings of Liberty in April 2011 after receiving the relevant government authorities’ approvals.  For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” We lack experience in licensing online games from third parties and have limited experience working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business. Also, the full benefits of our arrangements with Blizzard may take considerable time to develop, and we cannot be certain that such arrangements will produce their intended benefits. Furthermore, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

Shanghai EaseNet, as licensee of the games, has paid to Blizzard initial license fees, with an additional license fee to be paid upon the commencement of the open beta testing and commercial release in the PRC of a localized version of Blizzard’s

Battle.net platform.  In addition, the licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

In addition, we cannot be certain that these licensed online games will be viewed by the regulatory authorities as complying with content restrictions, will be attractive to users or will be able to compete with games operated by our competitors.  We may not be able to fully recover the costs associated with licensing these online games if the games are not popular among users in the PRC, and any difficulties in the operation of these licensed games could harm our results of operations and financial condition.

Any difficulties or delays in receiving approval from the relevant government authorities for the operation of games we license from game developers outside of China or any expansion packs for or material changes to such games could adversely affect such games’ popularity and profitability.

Games we license from game developers outside of China require government approvals before operation of such games within China. Moreover, even after licensed games have received government approvals, any expansion packs for or material changes of content to those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such licensed games.

Future alliances may have an adverse effect on our business.

Strategic alliances with key players in the online game industry and other related industry sectors form part of our strategy to expand our portfolio of online games. For example, in August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC. We have also formed a joint venture with Blizzard to provide technical services to Shanghai EaseNet. However, our ability to grow through future alliances, including through joint ventures, will depend on the availability of suitable partners at reasonable terms, our ability to compete effectively to attract these partners, the availability of financing to complete larger joint ventures, and our ability to obtain any required governmental approvals. Further, the benefits of an alliance may take considerable time to develop, and we cannot be certain that any particular alliance will produce its intended benefits.

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

Our new games may attract game players away from our existing games, which may have a material adverse effect on our business, financial condition and results of operations.

Our new online games may attract game players away from our existing games and shrink the player base of our existing online games, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase time or virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

New or changed game features in our online games may not be well received by our game players.

In the course of launching and operating online games, including the release of updates and expansion packs to existing games, certain game features may periodically be introduced, changed or removed. We cannot assure you that the introduction, change or removal of any game feature will be well received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change or removal. As a result, any introduction, change or removal of game features may adversely impact our business, financial condition and results of operations.

A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, precipitated a global economic slowdown, including a slowdown in the rate of economic growth in China during several quarters since 2008. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy has had and may continue to have an adverse effect on our business. While there have been signs of economic recovery in China and the world’s major economies, there can be no assurance that the economic recovery may be sustained. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

Reports of violence and theft related to online games may result in negative publicity or a governmental response that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005 the Chinese government enacted new regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. See below “—Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors. These and any other new restrictions may materially and adversely impact our business and results of operations.” If the Chinese government should determine that online games have a negative impact on society, it may impose certain additional restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games, adversely affect our reputation and our results of operations.

There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game-play in a manner that allowed them to cheat and disadvantage our other online game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the rules of our online games.

Illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

Several of our competitors have reported that some Internet cafés have installed illegal copies of such competitors’ games on the cafés’ servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not to our knowledge experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 10.4% of our total net revenues for 2010, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising revenues as one of our primary revenue sources for the foreseeable future.  The popularity of online advertising in China has been growing quickly in recent years and many of our current and potential advertisers have gained in experience with using the Internet as an advertising medium.  Many advertisers, however, still do not devote a significant portion of their advertising expenditures to Internet-based advertising.  Some advertisers may also not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

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

In addition, the competition in the online advertising industry in China has intensified since Baidu.com, Inc., or Baidu, Tencent Inc., or Tencent, and Alibaba.com Limited, or Alibaba and other vertical Internet portals came into the market. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in 2010. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

• attract and retain users to our websites and online games in the increasingly competitive Internet market in China;

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

We rely on a number of third party relationships to attract traffic and provide content in order to make the NetEase websites more attractive to users and advertisers. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. Some content providers have increased the fees they charge us for their content. This trend could increase our costs and operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Moreover, our agreements with content providers are usually non-exclusive, although some of our competitors have been entering into exclusive arrangements for certain content, particularly online video content. If we are not able to renew our agreements with content providers or our competitors obtain exclusive rights to content which we wish to offer on the NetEase websites, the attractiveness of our portal to users will be severely impaired. Also, if other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

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

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, Wangyibao Co. Ltd., or Wangyibao, or Shanghai EaseNet, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, Guangyitong Advertising, as an advertising firm,  Youdao, as a search business operator, and Wangyibao, as the operator of our Wangyibao payment system, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations.   Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our “variable interest entities,” or VIEs, for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites.

A majority of the share capital of Guangzhou NetEase and Guangyitong Advertising, Youdao Computer and the entire share capital of Shanghai EaseNet is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, holds the majority interest in Guangzhou NetEase, Guangyitong Advertising and Youdao Computer. As a result, Mr. Ding may be able to cause the agreements related to Guangzhou NetEase,  Guangyitong Advertising and Youdao Computer to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us.  Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and Shanghai EaseNet.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and Shanghai EaseNet, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently conduct. In addition, Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and Shanghai EaseNet may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of March 31, 2011, approximately 44.6% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our arrangements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao, Shanghai EaseNet and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao, Shanghai EaseNet and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

A transfer of shares of Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao or Shanghai EaseNet may trigger tax liability.

If we need to cause the transfer of shareholdings of Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao or Shanghai EaseNet from their current respective shareholders to any other individual (such as if, for example, one of such current shareholders is no longer employed by us), we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and would likely be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in the undistributed after tax net income of the entity whose shares are being transferred.   A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax at statutory rates of 30.0% and 3.0%, respectively, under the previous income tax law. Our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, Guangzhou Boguan Telecommunication Limited, or Boguan, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Youdao Information Technology (Beijing) Limited (formerly named NetEase Yodao Information Technology (Beijing) Limited), or Youdao Information, and our variable interest entity, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New Technology Enterprises,” HNTEs, “Software Enterprises,” “Key Software Enterprises” or “New Software Enterprises” under the then applicable tax rules and regulations.

Effective as of January 1, 2008, the Chinese government adopted the Enterprise Income Tax Law, as further clarified by subsequent tax regulations implementing the new income tax law, which unified the enterprise income tax rates payable by domestic and foreign-invested enterprises at 25.0%. Preferential tax treatments continue to be granted to entities that are classified as HNTEs and conduct business in encouraged sectors, whether such entities are foreign invested enterprises or domestic companies. Pursuant to these policies, qualified enterprises can enjoy a reduced enterprise income tax, or EIT, rate of 15.0%. Under the new income tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, other than companies qualifying as HNTEs, continue to enjoy such treatments (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Our subsidiaries, NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou, were included in the list of HNTEs published by the relevant government agency in December 2008, which status was confirmed by the relevant tax authorities for fiscal years 2008 to 2010 entitling them to a reduced rate of 15%.  In addition, NetEase Hangzhou had a preferential EIT rate of 12.5% in 2010. Guangzhou Interactive qualified as a “Key Software Enterprise” in 2008 and 2009 and enjoyed a preferential EIT rate of 12.5% in those years. Boguan qualified as a “Software Enterprise” and was subject to EIT at a rate of 12.5% in 2008. Thereafter, Boguan qualified as a “Key Software Enterprise” in December 2009 and March 2011, entitling it to a preferential EIT rate of 10.0% for 2009 and 2010, respectively.  See item 5.A. “Operating Results — Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries for 2011, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year.  The qualifications for HNTE, “Software Enterprise” or “Key Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China. Without any preferential tax status, the standard EIT rate is 25.0%.  Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and variable interest entities may need to pay additional taxes, which could have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.

Under the Enterprise Income Tax Law, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and will generally be subject to the uniform 25.0% enterprise income tax rate for their global income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. In April 2009, the PRC tax authority promulgated a circular to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises established outside of the PRC that are controlled by entities established within the PRC. However the relevant laws and regulations remain unclear regarding treatment of an enterprise established outside the PRC that is controlled by another enterprise established outside the PRC.

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

Under the implementation rules of the Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

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

We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

In addition, fire, floods, droughts, typhoons, earthquakes and other natural disasters could result in material disruptions of our operations and adversely affect our revenues and profit. For example, a Richter magnitude 8 earthquake struck the city of Wenchuan in Sichuan Province on May 12, 2008, and the PRC government declared May 19, 2008 to May 21, 2008 as national mourning days for that earthquake. Similarly, the PRC government declared April 21, 2010 as a national mourning day for the April 14, 2010 earthquake centered in Qinghai Province. As required by the PRC government, we and the other major online game operators in China suspended our game operations during those national mourning days.

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

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

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

Under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs.  Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621.  Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E “Additional Information — Taxation — United States Federal Income Taxation.”

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

NetEase.com, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including NetEase Beijing, NetEase (Hong Kong) Limited, or NetEase Hong Kong, NetEase Interactive Entertainment Ltd., or NetEase Interactive, Boguan, Hong Kong NetEase Interactive Entertainment Limited, or Hong Kong NetEase Interactive, Youdao Information, Guangzhou Interactive, NetEase Hangzhou, Guangzhou NetEase Information Technology Limited, or Guangzhou Information, Hangzhou Langhe Technology Co., Ltd., or Hangzhou Langhe, and Zhejiang Weiyang Technology Co., Ltd. As a result, our primary internal source of funds is dividend payments from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao, Shanghai EaseNet and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “— We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the EIT on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.” above for further details.

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

The SAFE has adopted certain regulations that require registration with, and approval from, Chinese government authorities in connection with direct or indirect offshore investment activities by Chinese residents. The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents. In particular, the SAFE regulations require Chinese residents to file with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. In addition, Chinese residents must obtain approval from SAFE before they transfer domestic assets or equity interests in exchange for equity or other property rights in an offshore company. A newly established enterprise in China which receives foreign investments is also required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

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

These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

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

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangzhou Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004. Guangzhou NetEase has also obtained the following licenses and registrations: a commercial website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products on the Internet, an Internet publishing license issued by General Administration of Press and Publication, an Internet Culture Operating License issued by the Ministry of Culture, or MOC, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an Internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television, a permit for the production of audiovisual programs issued by the Radio, Film and Television Administration of Guangdong and a license for the sale of security products for computer information systems issued by the Ministry of Public Security. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase.com, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an ICP. In addition, to operate the online games licensed from Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase.com, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao Company and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase.com, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

In September 2009, GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. It is unclear whether the authorities will deem our VIE structure as a kind of such “indirect ways” by foreign investors to gain control over or participate in domestic online game operators. If our VIE structure is deemed as one such “indirect way” under the GAPP Notice, our VIE structure may be challenged by the authorities and the authorities may require us to restructure our VIE structure and take action to prohibit or restrict our business operations.  In such case, we may not be able to operate or control business in the same manner as we currently do and may not be able to consolidate the VIEs.  In addition, the authorities would have broad discretion in dealing with such determination which may adversely impact our financial statements, operations and cash flows.

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

In addition, on June 3, 2010, the MOC issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which will be effective as of August 1, 2010. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities.  Furthermore, in July 2010 the MOC enacted  the Notice on Implementing Interim Measures for the Administration of Online Games, or the Online Games Notice, in which several provisions of the Online Games Measures are supplemented, including the required standard clauses for online games service contracts between game operators and users and the timing for the implementation of  a real identity registration system.  The Online Games Notice also adopts several new measures, including requirements for the domestic online games joint operation by game developers and operators.  Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games. Because the Online Games Measures and Online Games Notice are relatively new and it is unclear how the MOC will interpret and enforce them, we are unable to fully assess what impact, if any, these new requirements may have on our business.

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

On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defined “Virtual Currency” as a type of virtual exchange instrument that is issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. The Virtual Currency Notice’s stated objective is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. To accomplish this, the Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and to refrain from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from conducting lucky draws or lotteries in which participants pay cash or virtual currency to win game items or virtual currency. The Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and to not provide virtual currency trading services to minors.

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

On April 16, 2009, the People’s Bank of China issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the People’s Bank of China. In addition, on June 14, 2010, the People’s Bank of China issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which were effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the People’s Bank of China by August 31, 2011 to continue such business. On December 1, 2010, the People’s Bank of China issued Detailed Rules for the Implementation of the Administrative Measures for the Payment Services Provided by Non-financial Institutions, which provide, among other things, further explanation for the qualifications of applicants and more detailed description for the application materials.

We currently operate an online payment system used by both distributors of our prepaid point cards and end users of our online services. This payment system may require a permit under the PBOC Measures to continue in operation, and we are currently in the process of preparing an application to the PBOC for such permit. As the PBOC Measures are quite new, we cannot be certain how they will be interpreted and enforced by the People’s Bank of China and when or if we will be granted such permit. An inability to continue operating our current online payment system would likely materially and adversely affect the operation and profitability of our business.

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

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2010 Revision). Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2010 consisted mainly of costs incurred for the construction of our new research and development complex in Hangzhou, China, office renovations, furniture and fixtures, computer equipment, and software costs, as well as the acquisition of new servers in connection with the operation of Blizzard’s World of Warcraft and in preparation for the operation of StarCraft II for a total of approximately RMB298.0 million (US$45.1 million). Our principal capital expenditures for 2008 and 2009 consisted mainly of computer equipment as well as software for a total of RMB133.3 million and RMB407.7 million, respectively. We substantially completed, and moved into, our new research and development complex in Hangzhou in 2010.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, Shanghai EaseNet as licensee of the games has paid to Blizzard an aggregate of RMB232.0 million (US$34.0 million) as initial license fees as of December 31, 2010. The licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” Our capital expenditures in 2010 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

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

Online Games Services

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. Most of our revenues come from our in-house games that use the time-based model and from World of Warcraft, which also uses the time-based model. We commercially launched our first item-based online games, Tianxia II and Legend of Westward Journey, in June and September 2008, respectively, and subsequently launched three other item-based MMORPG games, New Fly for Fun, Heroes of Tang Dynasty and Westward Journey: Genesis. We plan to launch other new games using the item-based revenue model in the future.

To pay for MMORPG playing time or virtual items purchased within a game, players use our proprietary prepaid point system by purchasing physical prepaid point cards or virtual prepaid point cards. We work with a wide range of distributors to distribute our point cards to gamers across China. Physical prepaid point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai, Beijing and in several second tier cities. Virtual prepaid point cards can be purchased online by debit card, credit card or bank transfer using our Wangyibao online payment platform.

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

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The websites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through various channels, including channels focusing on news, entertainment, sports, finance, information technology,  automobiles, education and real estate.

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

Among the various free and fee-based services that we offer through our portal, we derived most of our revenue in 2010 from online games and advertising services.

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs.

Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao and they operate the NetEase websites (including search services and online payment system) and the online advertising business. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Guangzhou NetEase is 90% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10% owned by his brother, Bo Ding. Guangyitong Advertising is 80% owned by Guangzhou NetEase and 20% owned by Bo Ding. Youdao Computer is 71.7% owned by Guangzhou NetEase and 28.3% owned by individuals who are employees of Youdao Computer.  Wangyibao is 90% owned by Guangzhou NetEase and 10% owned by individuals.  We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising, Youdao Computer or Wangyibao.

As a result of our contractual arrangements with these four companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in them. They are therefore considered our variable interest entities, or VIEs, and we consolidate their results of operations in our historical consolidated financial statements. See also Item 5 “Operating and Financial Review and Prospects.” Hangzhou Leihuo Network Co., Ltd. is also a VIE of our company, but it has been inactive since its formation.

Any violations by Guangzhou NetEase, Guangyitong Advertising, Youdao Computer or Wangyibao of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase.com, Inc. regarding its dependency on these companies.

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

We established Zhejiang Weiyang Technology Company Limited in March 2010 to operate a swine raising business in Zhejiang Province, China.  As of December 31, 2010, this company was still in the process of negotiation with the relevant government authorities over the selection of an appropriate site for this business.

The following diagram shows the group structure of our principal subsidiaries and affiliated companies, other than our joint venture arrangements with Blizzard, which are described separately in this section.

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed MMORPG, Fantasy Westward Journey, in January 2004.  We subsequently have launched a number of additional online games, as set forth in the table below.

Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Heroes of Tang Dynasty. These games are MMORPGs set in classical Chinese-themed fantasy worlds, and all of them are 2D games except for Tianxia II, which is a 3D game, and Heroes of Tang Dynasty, which is a 2.5D game. The following table sets forth these and certain of our other major MMORPG games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
Westward Journey Online II	MMORPG, classical Chinese setting	Time-Based	August 2002	June 2011
Fantasy Westward Journey	MMORPG, classical Chinese setting	Time-Based	December 2004	January 2011
Datang	MMORPG, Tang dynasty setting	Time-Based	July 2006	April 2011
Westward Journey Online III	MMORPG, classical Chinese setting	Time-Based	September 2007	September 2010
Tianxia II	MMORPG, classical Chinese setting	Item-Based	June 2008	April 2010
Legend of Westward Journey	MMORPG, classical Chinese setting	Item-Based	September 2008	November 2010
New Fly for Fun	MMORPG, cartoon-style flying theme	Item-Based	October 2008	January 2011
Heroes of Tang Dynasty	MMORPG, classical Chinese setting	Item-Based	April 2010	June 2011
Westward Journey: Genesis	MMORPG, classical Chinese setting	Item-Based	April 2010	March 2011

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

We periodically develop and release expansion packs, which expand game content and gameplay features for previously launched games. These periodic expansion packs are designed to retain the interest of existing users and to attract new users. The timing and success of periodic expansion packs have a strong influence on the popularity and profitability of online games.  For example, the popularity of Fantasy Westward Journey was also bolstered by our introduction in July 2010 of a first-of-its kind game design feature in China, namely a dual scene setting with 3D graphics known as “weimei” version (meaning “Perfect Beauty”).

Web-based Games

Web-based games are games that players can easily access and play via the Web without downloading and installing any software. Our current web-based games are Storm of Empires and World of SanGuo, which both use an item-based revenue model.

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the gameplay or advanced tools, which players can use in the game, utilizing our prepaid point card system. As of December 31, 2010, we had 31 casual games, including three casual games which are more advanced and offered a variety of gameplay to users.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2010, our company employed approximately 1,421 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 816 personnel provided customer service support for World of Warcraft.

User Fees

Users of Fantasy Westward Journey, Westward Journey Online II, Datang and Westward Journey Online III pay fees according to the amount of time they play the games, which is currently RMB0.40 (US$0.06) per hour for each game. For our item-based games, such as Tianxia II and Heroes of Tang Dynasty, we charge users a separate fee for each virtual item purchased within the games.

In connection with the introduction of our online games, we developed a prepaid point card to facilitate payment of fees for our online game services and, to a lesser extent, our other fee-based value-added services. Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands. Electronic point cards can also be purchased through credit cards or our Wangyibao online payment platform through which players can directly credit their accounts at Internet cafés or computer stores. Each prepaid card contains an account number and a password. The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, primarily playing time for online games. We also utilize our point cards for the payment of virtual items as we launch item-based games for which playing time is free and players may purchase various virtual items to enhance their game playing experience.

Revenues from our online games accounted for 85.2%, 88.9% and 88.1% of our total net revenues in 2008, 2009 and 2010, respectively.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty a sequel to Blizzard’s space-themed strategy game, which was commercially launched in April 2011; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos.  Blizzard also licenses to Shanghai EaseNet on an exclusive basis in China its Battle.net platform, which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. Shanghai EaseNet, as licensee of the games, has paid to Blizzard RMB27.5 million (US$4.0 million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license rights. In addition, in April 2009, we paid Blizzard a three-year license fee of RMB204.8 million (US$30 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade) and its second expansion pack, Wrath of the Lich King, in September 2009 and August 2010, respectively, and will launch its third expansion pack, Cataclysm, in July 2011.

With respect to the license agreements with Blizzard, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments amount to approximately RMB2.2 billion (US$322 million) over the terms of the agreements. As of December 31, 2010, our outstanding commitments under the two license contracts totaled RMB1.3 billion (US$191 million).  We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

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

NetEase users can interact through a variety of community services. They include:

•                                E-mail. We provide registered users with free and fee-based premium Web-based e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free Web-based e-mail service also includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2010, we had approximately 367 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2010, we had approximately 298,000 active VIP e-mail subscribers.

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

•                                Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2010, we had approximately 145,000 peak concurrent users of our instant messaging service.

•                                Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, chat rooms, alumni directories, photo album sharing, diary and blogging. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 8.7 million accumulated registered accounts and approximately 30,000 subscribers as of December 31, 2010.

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

To increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor major events, such as the 2010 Asian Games held in Guangzhou, China.

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

• chat rooms;

• basic e-mail services;

• basic personal ads;

• basic matchmaking;

• basic alumni clubs;

• photo album;

• diary;

• blogging;

• clubs;

Service	Pricing

• dictionary;

• Electronic greeting cards;

• instant messaging PC to PC;

• web directories;

• web searching (Youdao); and

• online shopping mall.

Fee-Based Premium Services, including:	Monthly subscription basis (ranges from RMB6.0 (US$0.9) to RMB60.0 (US$9.1) per month)
• premium e-mail services;

• premium matchmaking and dating services; and

• premium alumni clubs.

Advertising Services, including:	Varies depending on service (see below).

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

Revenues from our internet portal accounted for 12.0%, 9.2% and 10.4% of our total net revenues in 2008, 2009 and 2010, respectively.

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

Revenues from wireless value-added services and others accounted for 2.7%, 1.9% and 1.5% of total net revenues in 2008, 2009 and 2010, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS wireless services which have a strong tie-in with the NetEase websites, such as matchmaking community, photo album sharing and e-mail.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 2,900 distributors as of December 31, 2010. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 11.0%-14.0% discount off of their face value. We reduced the discount to 6.0% - 12.0% in March 2009. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount is 9.0% -12.0%. The discount for each distributor varies based on that distributor’s volume of point cards purchased.  There was no change made to our discount rates in 2010.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 269 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2010.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2010, we continued with efforts in maintaining and/or raising the popularity of our flagship time-based games, such as Fantasy Westward Journey and Westward Journey Online II and III, and our item-based games, such as Tianxia II and Heroes of Tang Dynasty, through certain new sales and promotional activities such as using product spokespersons.  We believe that players’ feedback has been positive in response to our recent promotional activities.

We have entered into a number of revenue sharing agreements with third party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés and university campuses, in return for a share of revenues we receive from new users they recruit.

We plan to continue investing in various forms of marketing to further build awareness of our brand and game titles.

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

Our major area of focus is the development of our proprietary online games and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2010, we had approximately 1,400 programmers, network engineers and graphic designers dedicated to online game research and development.

We have multiple studios of game developers established to research and develop new games and expansion packs. In developing a new game or expansion pack, game developers create proposals for the game theme and design, and then construct prototypes for management to review and approve. Next, our quality control staff, as well as volunteer players, conduct closed beta testing for the new game designs and expansion packs. Based on analysis of the feedback provided by the quality control staff and volunteer players, our game developers refine the game designs and expansion packs and then initiate open beta testing, in which the game becomes available to the public. For games using the time-based revenue model, no revenue is collected from users during open beta testing. However, for games using the item-based revenue model, users in the open beta testing can purchase in-game items, which allow those games to start generating revenue from the open beta testing phase onwards. Accordingly, for item-based games, the beginning of open beta testing is sometimes considered to be the commercial launch of the game. Our game developers further improve the new game designs and expansion packs as necessary based on user statistics and feedback gathered from open beta testing. User statistics gathered from closed beta and open beta testing results are compared with existing games, which enables us to assess the potential for success of the new games and expansion packs and to plan the network infrastructure and marketing efforts required to support each new game or expansion pack.

In connection with our game development activities, we occasionally license specific game technologies which we incorporate into our internally developed MMORPGs.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2010, there were approximately 23,500 of such co-located servers, including servers supporting the operation of World of Warcraft, operating with Web server software from Apache and Netscape and we leased dedicated lines substantially from CERNET and various affiliates of China Unicom and China Telecom.

In addition, we also develop our own systems to facilitate sales planning, targeting, trafficking, inventory management and reporting tools, as well as advertisement and search tracking systems for our advertising and search services.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Perfect World Company Limited, or Perfect World, Giant Interactive Group Inc, or Giant, Shanda Games Limited, or Shanda, The9 Limited, or The9, Sina Corporation, or Sina, Sohu.com, Inc., or Sohu, Tom Online Inc., or Tom.com, 263.net, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu, 21cn.com and Changyou.com Limited, or Changyou. Specifically, we are encountering competition from companies offering MMORPGs and casual games that target the China market, such as Perfect World, Giant, Shanda, Softworld, Softstar Entertainment Inc., Actoz Soft Co., Ltd., NCsoft Corporation, The9, 9you, Kingsoft Corporation Limited, and Waei International Digital Entertainment Co., Ltd. We face competition from other websites that offer online content and online community services, including Sina, Sohu, Tom.com, Tencent, 263.net, Baidu, 21cn.com and Alibaba. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China has intensified as new entrants have come into the market such as Baidu, Tencent and other vertical Internet portals. In addition, we face potential competition from portals operated by multinational Internet companies such as Yahoo!, Yahoo! China and MSN which are currently increasing their

Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the WTO in 2001, and the resulting gradual opening of its telecommunications sector, may continue to facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

The Circular of the MII on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services, or the 2006 MII Circular, was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that (i) any domain name used by a valued—added telecom service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecom service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecom service provider must be installed within the scope as prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecom services that the service provider has been approved to provide; and (iv) a value-added telecom service provider must establish or improve the measures of ensuring information security. Companies which have obtained operating licenses for value-added telecom services are required to conduct a self-examination and self-correction according to the foregoing requirements and report the results of such self-examination and self-correction to MII. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007.

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer and Wangyibao have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

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

On September 3, 2009, the MOC issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content. According to this notice, only entities approved by the Ministry of Culture for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the notice also requires all domestic music products to be filed with the MOC within 30 days after being publicly available online. Imported music products must be approved by the MOC before being made available online. Guangzhou NetEase, Shanghai EaseNet and Youdao Computer have each obtained an Internet Culture Operating License.

On April 16, 2009, the People’s Bank of China issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the People’s Bank of China before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the People’s Bank of China. In addition, on June 14, 2010, the People’s Bank of China issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit (“Payment Service Permit”) from the People’s Bank of China by August 31, 2011 to continue such business. In compliance with the PBOC Measures, we are in the process of applying for Payment Service Permit from the People’s Bank of China. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.” On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients.

On May 31, 2010, SAIC issued the Interim Measures for the Administration of Online Commodities Transaction and Relevant Services, aiming to further regulate online commodities transaction and relevant services and protect rights and interests of consumers through various measures, including requirement for online commodity and service providers to ensure that information they released should be authentic and accurate without false representation, and that their commodities and services should comply with all applicable laws in respect of intellectual property rights protection and anti-unfair competition.

On September 3, 2009, MOC issued the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. Among other things, the Online Music Notice requires that only Internet culture operating entities with an Internet Culture Operating License from MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the Online Music Notice requires any domestic music products to be filed with MOC within 30 days after being made available online and imported music products to be approved by MOC before being made available online. In compliance with such notice, Youdao Computer has obtained an Internet Culture Operating License.

On May 10, 2010, the State Bureau of Surveying and Mapping issued the Notice on Publishing the Professional Standards of Internet Mapping, or the Mapping Standards Notice. Pursuant to the Mapping Standards Notice and other PRC regulations applicable to Internet mapping services, Internet maps mean maps published and transmitted through the Internet and Internet mapping services provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. We are in the process of applying for such a certificate.

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

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII. According to these regulations, software products developed in the PRC should be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products are granted registration certificates. In compliance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II, Heroes of Tang Dynasty, Westward Journey Online III, Legend of Westward Journey, Westward Journey: Genesis and Popo games have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase and Shanghai EaseNet have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King and Cataclysm.

On April 24, 2009, MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game.

On June 4, 2009, MOC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration on Online Game Virtual Currency, or the Online Game Virtual Currency Notice. According to the Online Game Virtual Currency Notice, online game virtual currency should only used to exchange virtual services provided by the issuing enterprise for a designated extent and time, and is strictly prohibited from being used to pay for or purchase tangible products or any service or product of another enterprise. Also, the Online Game Virtual Currency Notice obligates the issuing enterprise to give users 60 days prior notice and refund in the form of legal tender or other forms acceptable to users in case it plans to terminate the provision of its products or services. We have implemented measures which we believe are necessary to ensure our compliance of the Online Game Virtual Currency Notice.

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II: Wings of Liberty and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft and StarCraft II with the State Copyright Bureau.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King and Cataclysm.

On June 3, 2010, the MOC issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which became effective as of August 1, 2010. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.” On July 30, 2010, the MOC promulgated the Notice on the Implementation of the Interim Measures for the Administration of Online Games, which provides details concerning the scope of online games, the review of online games contents by the MOC, the administration of material changes in the contents of online games and the implementation of real-name registration of online game users. In addition, the notice brings in the definition of joint operation of domestic online games and lays out the specific regulations for such joint operation.

On January 15, 2011, the MOC and several other government authorities jointly issued the Notice on Implementation Program of Online Game Monitoring System of the Guardians of Minors, or the Monitoring System Notice, which requires online game operators to adopt various measures to maintain an interactive system for the protection of minors, through communication with the online game operators, to monitor and restrict online game activities by minors, including restriction of playtime or total suspension of the relevant gaming account. We have taken necessary measures in compliance of the Monitoring System Notice.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC before they can be put into operation. Our internally developed online games, including Westward Journey Online II, Fantasy Westward Journey, Legend of Westward Journey, Datang, Westward Journey III and Pop games, have successfully finished the recordation process.

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

In addition, we have registered our products our various self-developed games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia II, Heroes of Tang Dynasty, Westward Journey Online III, Legend of Westward Journey and Westward Journey: Genesis, Wangyibao, and other online products with the State Copyright Bureau of China. Moreover, we have filed some patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificate of Invention Patent for certain technology related to the search engine developed by Youdao Information from the State Intellectual Property Office.

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

D.         Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2010, we leased office facilities with a total effective annual rent of RMB36.1 million (US$5.5 million), including management fees, and an aggregate of approximately 22,600 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located.

In July 2010, we started to move in and use certain parts of our newly constructed research and development center in Hangzhou, China on land with an area of approximately 56,160 square meters.  By December 2010, the entire construction project together with its cost allocation report was completed with respect to the total construction costs incurred to date totaling approximately RMB387.8 million (US$58.8 million).  Amortization and depreciation of the relevant capitalized assets will begin in January 2011.  We do not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2010.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2010, we leased dedicated lines substantially from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB206.4 million (US$31.3 million) for the year ended December 31, 2010, of which approximately 50% was related to the operations of World of Warcraft.

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

A.            OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2010, we had approximately 495 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 1.3 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2010, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB2,235.8 million (US$338.8 million) for 2010 and generated positive operating cash flows of RMB2,855.0 million (US$432.6 million) during the year. We recorded retained earnings of RMB4,605.3 million, RMB6,425.8 million and RMB8,565.5 million (US$1,297.8 million) as of December 31, 2008, 2009 and 2010, respectively.

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

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou, Guangzhou Information, Hangzhou Langhe and Zhejiang Weiyang were established in China in August 1999, October 2002, December 2003, March 2006, June 2006, June 2008, July 2009 and April 2010, respectively.

NetEase.com, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and Wangyibao Company. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Guangzhou Interactive and Boguan provide technical consulting and related services to the VIEs.

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

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R, or ASC 810. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising. We have concluded that Guangzhou NetEase and Guangyitong Advertising are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004. In addition, according to the assessment under FIN 46-R, we have concluded that Shanghai EaseNet and Wangyibao were also our VIEs and have consolidated such VIEs into our financial statements since their formation. Also, NetEase.com, Inc. is the primary beneficiary of the companies comprising our joint venture with Blizzard, namely, StormNet Information Technology (Hong Kong) Limited, or StormNet IT Hong Kong, and StormNet Information Technology (Shanghai) Limited, or StormNet IT Shanghai. Accordingly, we have consolidated these two companies into our financial statements starting in 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this new accounting standard did not result in a material impact on our consolidated financial statements for the year ended December 31, 2010.

Revenues

We generate our revenues from the provision of online games services, advertising services and wireless value-added services and others.

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2008, 2009 and 2010.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard”. One of these games, World of Warcraft, was commercially launched by Shanghai EaseNet and commenced generating revenue from September 2009. The second licensed game, StarCraft II: Wings of Liberty, was commercially launched and commenced generating revenue in April 2011.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 99.2%, 97.8% and 94.8% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2008, 2009 and 2010, respectively, with the remainder generated from advertisers in our search engine business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-size online businesses using paid search services to advertise or market their businesses and products. Accordingly, we believe that the growth rate of paid search-related advertising in China may increase at a faster rate than that of online brand advertising.  We expect that such advertising will become an important advertising sector in China and competition in this area will be intense.

Wireless Value-Added Services and Others

We derive a portion of our wireless value-added services and others revenues from providing to our customers value-added services through SMS. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium alumni clubs. In addition, wireless value-added services and others revenue includes revenue generated from our Wangyibao payment platform. In February 2009 we launched our Wangyibao payment platform, through which users registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third party (for example, to purchase goods online from a third party) in accordance with their service agreements with us. We recognize revenue upon services rendered.  No fees are imposed when account holders use money in their accounts to pay us for goods or services.

Seasonality of Revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter, due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets, and the fourth quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, particularly winter and summer school holidays.

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

The cost of revenues for the games licensed from Blizzard also includes royalties and license and consulting fees paid to Blizzard. We started amortizing the prepayment for the license rights for World of Warcraft over the license term from September

2009, when that game was commercially re-launched. We will start amortizing the prepaid license fee for StarCraft II: Wings of Liberty following the commercial release of this game in China in April 2011.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses, recruiting expenses, travel expenses and depreciation charges. General and administrative expenses also included imputed rent for a building in Guangzhou occupied by us since July 2006. We recorded an adjusted imputed rental expense of RMB2.1 million (US$0.3 million) for the first six months of 2010 (prior to our ownership of the building) on our financial statements based on a revised annual market rental assessment, taking into account a revised estimated useful life of the building performed during 2010.

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

In November 2009, we adopted a restricted unit share plan for our employees, directors and consultants (the 2009 RSU Plan). We have reserved 323,694,050 ordinary shares for issuance under this plan. The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

For the years ended December 31, 2008, 2009 and 2010, we recorded share-based compensation cost of approximately RMB67.9 million, RMB31.4 million and RMB102.4 million (US$15.5 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2010, total unrecognized compensation cost related to unvested awards granted under the 2000 Stock Incentive Plan, adjusted for estimated forfeitures, was RMB5.9 million (US$0.9 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2010, the weighted average remaining vesting period was 1.19 years.  As of December 31, 2010, total unrecognized compensation cost related to unvested awards granted under the 2009 RSU Plan, adjusted for estimated forfeitures, was RMB155.9 million (US$23.6 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2010, the weighted average remaining vesting period was 4.05 years.

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.  Such companies did not generate any income in 2009 and 2010.  The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

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

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises”, or HNTE. The Enterprise Income Tax Law became effective on January 1, 2008.

The Enterprise Income Tax Law provides a five-year transition period for FIEs to gradually increase their tax rates to the uniform tax rate of 25% for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws. In addition, the Enterprise Income Tax Law provides grandfather treatment for enterprises which were qualified as HNTEs under the previous income tax laws and were established before March 16, 2007, if they continue to be recognized as HNTEs under the Enterprise Income Tax Law. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws.

Under the previous income tax laws, NetEase Beijing was recognized as an “Advanced Technology Enterprise” and was entitled to a reduced EIT rate of 10% for 2006 and 2007 and a full exemption from the local income tax for 2006 and 2007. Based on the HNTE status granted under the Enterprise Income Tax Law, NetEase Beijing is entitled to a preferential tax rate of 15% from 2008 to 2010.

Guangzhou Interactive was recognized as a “Software Enterprise” and a HNTE under the previous income tax laws and was subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received a tax-exemption from the local tax rate of 3% from 2005 to 2007. In addition to qualifying as a HNTE under the Enterprise Income Tax Law, Guangzhou Interactive enjoyed a preferential tax rate of 10% for 2008 and 2009 and 15% for 2010.

Boguan was recognized as a “Software Enterprise” in September 2005 under the previous income tax laws. It was exempted from EIT on its profits for 2006 and 2007, and subject to a 50% reduction in EIT from 2008 to 2010. Boguan was exempted from the 3% local income tax for 2007. In addition, Boguan was granted HNTE tax status and therefore was able to enjoy the preferential tax rate of 15% for 2008 to 2010. Boguan paid its Enterprise Income tax at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted HNTE tax status in 2008, its would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the Enterprise Income Tax Law and the related implementation guidelines. This rate was calculated by applying the 50% reduction for Software Enterprises against the 15% preferred tax rate applicable to its HNTEs status. When Boguan was granted HNTE tax status in December 2008, the relevant local tax authority duly refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of

7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform Enterprise Income rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTEs status. As such, Boguan recorded an additional tax payable of RMB23.3 million in June 2009.  Boguan qualified as a “Key Software Enterprise” in December 2009, entitling it to a preferential EIT rate of 10.0% for 2009.  For 2010, Boguan was subject to a preferential tax rate of 12.5% as it qualified as a “New Software Enterprise” in 2006 and was subject to a 50% reduction to its EIT rate in 2010.  Subsequently, in March 2011, Boguan qualified as a “Key Software Enterprise” and its EIT rate for 2010 was reduced to 10%.  We recorded the resulting income tax reduction in our consolidated financials for the first quarter ended March 31, 2011.

NetEase Hangzhou was recognized as a “Software Enterprise” and HNTE in 2007 under the previous income tax laws. It was exempted from EIT on its profits for 2007 and 2008 but subject to a 3% local income tax rate for 2007. NetEase Hangzhou enjoyed a preferential tax rate of 12.5% for 2009 and 2010.

Youdao Information was recognized as a HNTE under previous income tax laws in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was tax-exempt in 2007. Youdao Information incurred tax losses for 2008, 2009 and 2010 and therefore, did not record any EIT.

Guangzhou Information was recognized as a “Software Enterprise” in 2009 and is tax exempt from EIT in 2010 and 2011 and subject to a 50% reduction in EIT from 2012 to 2014.

Hangzhou Langhe was recognized as a “Software Enterprise” in 2009 and is tax exempt from EIT in 2010 and 2011 and subject to a 50% reduction in EIT from 2012 to 2014.

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

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games Services

We provide online games services through Guangzhou NetEase and Shanghai EaseNet. Regarding the revenue recognition for our online games, we sell prepaid point cards and online points to the end users who may use the points on such cards for online game services provided by us. Proceeds received from the sales of prepaid point cards and online points are initially recorded as deferred revenue.

We earn revenue through providing online game services to players under two types of revenue models: a time-based revenue model and an item-based revenue model. For the time-based model, revenue is recognized based upon the actual usage of game playing time by players. For the item-based model, the basic gameplay functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. In-game items have different life patterns: one-time use, limited life and permanent life. Revenues from the sales of one-time use in-game items are recognized upon consumption. Limited life items are either limited by the number of uses (for example, 10 times) or limited by time (for example, three months). Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used. Players are allowed to use permanent life in-game items without any use or time limits. Revenues from the sales of permanent life in-game items are recognized based on the estimated lives of the in-game items. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent life in-game items. However, given the relatively short operating history of our item-based games, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the permanent life in-game items. We have adopted a policy of assessing the estimated lives of the permanent life in-game items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

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

Unused online points in an inactive personal game account are recognized as revenue when the likelihood that we would provide further online games services with respect to such online points is remote.  Based on our current policies, we periodically review activity in users’ accounts each year and will cancel online points and recognize revenue with respect to such points for accounts which have been inactive for 540 days or more.

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

Wireless Value-Added Services and Others

Wireless value-added services and others revenue includes revenue generated from our Wangyibao payment platform. In February 2009, we launched our Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by us. Account holders are charged for service fees based on services consumed in accordance with the service agreements and we recognize revenue when services are rendered.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of online game products have not historically been capitalized because the period after the date when technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in such period is insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2008, 2009 and 2010.

We expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

Depreciation

We depreciate our building, computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from three years to twenty years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

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

Share-Based Compensation Expense

For awards of stock options, effective January 1, 2006, we measure the cost of employee services received in exchange for the award, measured at the grant date fair value of the award. We recognize the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options).  We use the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under our 2009 Restricted Share Unit Plan, we issue restricted share units, or RSUs, to our employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years.  Some of the RSUs issued are to be settled, at our discretion, in shares or cash upon vesting based on the share price at grant date. At each reporting period, we evaluate the likelihood of performance conditions being met.  Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in shares only is measured based on the fair value of shares when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in shares or cash at our discretion is remeasured until the date when settlement in shares or cash is determined by us.

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares.  On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities (which totaled RMB33.1 million (US$5.0 million) and RMB27.2 million (US$4.1 million), respectively, as of December 31, 2010).

Forfeitures were estimated based on our weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2008		2009		2010
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations Data:
Revenues:
Online game services	2,498,518	84.0	3,368,689	88.1	4,944,439	87.4
Advertising services	405,887	13.6	383,560	10.0	633,209	11.2
Wireless value-added services and others	71,719	2.4	71,202	1.9	82,141	1.5
Total revenues	2,976,124	100.0	3,823,451	100.0	5,659,789	100.0
Business tax benefit/(expense)	108,460	3.6	(66,504)	(1.7)	(152,120)	(2.7)
Net revenues	3,084,584	103.6	3,756,947	98.3	5,507,669	97.3

Cost of revenues (Note 1):
Online game services	(278,294)	(9.4)	(638,473)	(16.7)	(1,378,018)	(24.3)
Advertising services	(217,604)	(7.3)	(235,841)	(6.2)	(312,921)	(5.5)
Wireless value-added services and others	(82,792)	(2.8)	(98,060)	(2.6)	(107,902)	(1.9)
Total cost of revenues	(578,690)	(19.4)	(972,374)	(25.4)	(1,798,841)	(31.8)
Gross profit	2,505,894	84.2	2,784,573	72.8	3,708,828	65.5
Operating expenses:
Selling and marketing expenses (Note 1)	(232,487)	(7.8)	(351,661)	(9.2)	(656,976)	(11.6)
General and administrative expenses (Note 1)	(137,118)	(4.6)	(165,205)	(4.3)	(189,621)	(3.4)
Research and development expenses (Note 1)	(221,726)	(7.5)	(244,272)	(6.4)	(317,929)	(5.6)
Total operating expenses	(591,331)	(19.9)	(761,138)	(19.9)	(1,164,526)	(20.6)
Operating profit	1,914,563	64.3	2,023,435	52.9	2,544,302	45.0

Other income (expenses):
Investment income	1,518	0.1	354	0.0	290	0.0
Interest income	144,805	4.9	128,168	3.4	141,001	2.5
Exchange (losses) gains	(167,102)	(5.6)	9,617	0.3	(89,488)	(1.6)
Other, net	3,552	(0.1)	(10,934)	(0.3)	(19,634)	(0.3)
Income before tax	1,897,336	63.8	2,150,640	56.2	2,576,471	45.5
Income tax	(300,673)	(10.1)	(313,861)	(8.2)	(344,446)	(6.1)
Net Income	1,596,663	53.6	1,836,779	48.0	2,232,025	39.4
Net loss attributable to non-controlling interests	25	(0.0)	13,657	0.4	3,747	0.1
Net income attributable to NetEase.com, Inc’s shareholders	1,596,688	53.6	1,850,436	48.4	2,235,772	39.5
Comprehensive income	1,596,688	53.6	1,850,436	48.4	2,235,772	39.5

Share-based compensation cost included in:
Cost of revenues	13,679	0.5	9,021	0.2	37,342	0.7
Selling and marketing expenses	8,564	0.3	2,323	0.1	8,123	0.1
General and administrative expenses	23,587	0.8	9,861	0.3	31,580	0.6
Research and development expenses	22,119	0.7	10,180	0.3	25,361	0.4

Note 1:                                  In the fourth quarter of 2010, our management decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs, which were previously recorded under general and administration expenses, to the respective functions based on headcount under cost of revenues, selling and marketing expenses, research and development expenses and general and administration expenses.  For details, see Item 3 “Key Information — Selected Financial Data — Note 3.”

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Total net revenues increased by 46.6% to RMB5,507.7 million (US$834.5 million) in 2010 from RMB3,757.0 million in 2009. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 88.1%, 10.4% and 1.5%, respectively, of our total net revenues in 2010. This compares with 88.9%, 9.2% and 1.9%, respectively, in 2009. Revenue generated from game licensing represented 25.6% of our total net revenues in 2010.

Online Games Services

Net revenues from online games services increased by 45.3% to RMB4,854.5 million (US$735.5 million) in 2010 from RMB3,339.9 million in 2009. The significant increase was principally attributable to inclusion of the first full year operation of World of Warcraft, a game licensed from Blizzard Entertainment, and the launch of its expansion pack, Wrath of the Lich King, during the year, and increasing revenue from our fastest growing self-developed MMORPGs, Tianxia II, Heroes of Tang Dynasty and Westward Journey Online II.

Tianxia II, our 3D item-based online game launched in June 2008, grew in terms of both the number of players and paid users, which resulted in a rapid growth of revenue for the year. We also commercially launched Heroes of Tang Dynasty in April 2010 and its first expansion pack in August 2010, and the number of players has grown steadily since its launch. The continued growth in popularity of Westward Journey Online II throughout 2010 was mainly attributable to new expansion packs launched during the year, together with the successful launching of a series of in-game marketing events in the year.

In addition, our launch of certain large-scale sales promotional and branding activities in 2010 which involved the engagement of well-known artists as our product spokespersons and the continued releases of expansion packs for a number of game titles generated revenue growth during 2010.  For example, Fantasy Westward Journey broke another record for peak concurrent users in July 2010. In July 2010, we also launched a first-of-its kind game design feature in China, namely a dual scene setting with 3D graphics known as “weimei” version (meaning “Perfect Beauty”) to cater to players’ visual preferences. We plan to continue improving the game play and the art design of Fantasy Westward Journey, and with the support of planned sales promotional activities, we believe Fantasy Westward Journey will continue to account for a significant portion of total online game revenue.

We also recognized approximately RMB42.1 million (US$6.4 million) of revenue from dormant accounts of online games in 2010.

Advertising Services

Net revenues from advertising services increased by 65.2% to RMB572.7 million (US$86.8 million) in 2010 from RMB346.7 million in 2009. The increase in advertising services revenue in 2010 was attributable to a combination of factors, including primarily improved economic conditions in China, increased advertising related to major events such as the 2010 FIFA World Cup, Expo 2010 in Shanghai, the 2010 Asian Games and improved portal and search traffic on the NetEase websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB715,000 (US$108,000) in 2010 from RMB645,000 in 2009. The number of traditional advertisers using the NetEase websites increased to 759 in 2010 from 527 in 2009, with revenues from our top ten advertisers comprising 19.7% of our total advertising services revenues in 2010 as compared to 24.6% in 2009. In 2010, we revised figures related to revenue from traditional advertisers to exclude certain figures that were inadvertently included in 2008 and 2009.

Wireless Value-Added Services and Others

Net revenues from the wireless value-added services and others segment increased by 14.5% to RMB80.5 million (US$12.2 million) in 2010 from RMB70.3 million in 2009. The increase mainly resulted from increased revenue from corporate e-mail and payment platform services in 2010, offset in part by a decrease in mobile phone wireless business revenue.

Cost of Revenues

Our cost of revenues increased by 85.0% to RMB1,798.8 million (US$272.5 million) in 2010 from RMB972.4 million in 2009. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and business tax on intra-group revenue. In 2010, costs relating to online games services, advertising services and wireless value-added services and others represented 76.6%, 17.4% and 6.0% of total cost of revenues, respectively, as compared with 65.7%, 24.2% and 10.1% of the cost of revenues, respectively, in 2009.

Online Games Services

Cost of revenues from our online games services increased by 115.8% to RMB1,378.0 million (US$208.8 million) in 2010 from RMB638.5 million in 2009. This increase in cost of revenues in 2010 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB463.2 million (US$70.2 million) to RMB677.9 million (US$102.7 million) in 2010 from RMB214.7 million in 2009, mainly consisting of royalties of RMB499.1 million (US$75.6 million), server custody fees of RMB102.7 million (US$15.6 million), and technical consultancy service fees of RMB49.3 million (US$7.5 million) associated with the operation of World of Warcraft, which Shanghai EaseNet commenced operating in September 2009.

•                                Staff-related costs increased by RMB127.8 million (US$19.4 million) to RMB267.2 million (US$40.5 million) in 2010 from RMB139.4 million in 2009, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 2,789 as of December 31, 2010 from 2,359 as of December 31, 2009, including 816 employees in the customer service function to support the operation of World of Warcraft.

•                                Depreciation and amortization costs increased by RMB92.9 million (US$14.1 million) to RMB163.1 million (US$24.7 million) in 2010 from RMB70.2 million in 2009, mainly as a result of an increase in server depreciation cost of RMB41.0 million (US$6.2 million) and amortization of license fees of RMB48.8 million (US$7.4 million) associated with the operation of World of Warcraft.

•                                Business tax payable on intra-group revenues related to online games increased by RMB46.0 million (US$7.0 million) to RMB198.7 million (US$30.1 million) in 2010 from RMB152.7 million in 2009 due to growth in the popularity of Tianxia II, Heroes of Tang Dynasty and Westward Journey Online II.  In addition, business tax payable of RMB21.6 million (US$3.3 million) was recorded for technical consultancy service fees received from our joint venture with Blizzard in the year.

Advertising Services

Cost of revenues from our advertising services increased by 32.7% to RMB312.9 million (US$47.4 million) in 2010 from RMB235.8 million in 2009. The increases in cost of revenues in 2010 were primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB39.3 million (US$6.0 million) to RMB143.8 million (US$21.8 million) in 2010 from RMB104.5 million in 2009, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 706 as of December 31, 2010 from 680 as of December 31, 2009.

•                                Information costs increased by RMB12.4 million (US$1.9 million) to RMB53.4 million (US$8.1 million) in 2010 from RMB41.0 million in 2009, mainly for major events such as the 2010 FIFA World Cup, Expo 2010 in Shanghai and the 2010 Asian Games.

•                                Technology costs, such as server custody fees, increased by RMB7.3 million (US$1.1 million) to RMB 30.7 million (US$4.7 million) in 2010 from RMB23.4 million in 2009 resulting from increased web traffic during special events, such as the 2010 FIFA World Cup.

•                                Miscellaneous costs increased by RMB6.2 million (US$0.9 million) to RMB42.7 million (US$6.5 million) in 2010 from RMB36.4 million in 2009, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the substantial expansion of our portal business.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased by 10.0% to RMB107.9 million (US$16.3 million) in 2010 from RMB98.1 million in 2009.  This increase in cost of revenues in 2010 was primarily due to an increase in bandwidth and server custody fees of RMB10.9 million (US$1.7 million) to RMB51.6 million (US$7.8 million) in 2010 from RMB40.7 million in 2009, as a result of an increase in bandwidth usage by our e-mail, blog and other value added services in 2010.

Gross Profit

Our gross profit increased by 33.2% to RMB3,708.8 million (US$561.9 million) in 2010 from RMB2,784.6 million in 2009.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2009 and 2010 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	2,701,458	3,476,484	526,739
Advertising services	110,843	259,737	39,355
Wireless value-added services and others	(27,728)	(27,393)	(4,150)
Total gross profit	2,784,573	3,708,828	561,944

Gross profit (loss) margin:
Online game services	80.9%	71.6%	71.6%
Advertising services	32.0%	45.4%	45.4%
Wireless value-added services and others	(39.4)%	(34.0)%	(34.0)%
Total gross profit margin	74.1%	67.3%	67.3%

The decrease in gross profit margin for online game services in 2010 was mainly due to the increased cost of revenues which outpaced the increase in net revenues, and this was in line with our expectation.  This resulted mainly from the payment of royalties, technical consultancy service fees, custody fees and depreciation charges related to servers and amortization of license fees associated with the operation of World of Warcraft, as well as increased staff-related cost, mainly driven by increases in headcount and performance-based compensation relating to the operation of our self-developed games.

The increase in gross profit margin for advertising services was mainly due to improved internal organizational structure which resulted in improved sales execution, cost control and customer relationship development in 2010, which led to stronger revenue growth without a corresponding increase in costs.  In addition, the positive impact of increased revenue resulting from our sponsorship of the 2010 Asian Games enabled us to achieve enhanced economies of scale which improved our margin performance in 2010.

Operating Expenses

Total operating expenses increased by 53.0% to RMB1,164.5 million (US$176.4 million) in 2010 from RMB761.1 million in 2009, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 86.8% to RMB657.0 million (US$99.5 million) in 2010 from RMB351.7 million in 2009, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB226.7 million (US$34.3 million) in 2010 resulting from increased advertising and marketing promotions related to Fantasy Westward Journey, together with promotional activities for the closed beta testing of Heroes of Tang Dynasty and new expansion pack of Tianxia II. In addition, we also increased marketing spending on media and outdoor branding promotion for our search engine business.

•                                An increase in staff-related costs of our sales team of approximately RMB59.1 million (US$9.0 million) in 2010 primarily driven by performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

General and administrative expenses increased by 14.8% to RMB189.6 million (US$28.7 million) in 2010 from RMB165.2 million in 2009, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB39.1 million (US$5.9 million) in 2010 primarily driven by increased headcount, higher compensation level and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB12.1 million (US$1.8 million) which included conference fees, entertainment cost, labor cost and other office supplies cost driven by our business expansion in 2010.

•                                An increase in recruitment and service fees of approximately RMB5.8 million (US$0.9 million) resulting from increased business activities in 2010.

•                                A decrease in allowance for bad and doubtful debts of approximately RMB36.0 million (US$5.5 million) in 2010. We provided a specific provision for a long-outstanding debt owed by a large customer which debt was subject to litigation in 2009. In 2010, we released the provision after the litigation was closed and the long-outstanding debt was collected.

Research and development expenses increased by 30.2% to RMB317.9 million (US$48.2 million) in 2010 from RMB244.3 million in 2009, primarily due to an increase in staff-related costs of approximately RMB67.2 million (US$10.2 million) in 2010, mainly as a result of increased headcount of program developers in our R&D center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2010.

Allowances for Doubtful Accounts

As of December 31, 2010, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB264.1 million (US$40.0 million). After providing for doubtful accounts in the amount of RMB7.8 million (US$1.2 million), the net balance of accounts receivable was RMB256.3 million (US$38.8 million) as of December 31, 2010. The allowance for doubtful accounts represented the general provisions of RMB7.8 million (US$1.2 million), and there was no specific provision as of December 31, 2010.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As discussed above under “Consolidated Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Operating Expenses,” we provided a specific provision for a long-outstanding debt owed by a large customer which was released in 2010, and this resulted in a decrease in allowance for bad and doubtful debts of approximately RMB36.0 million (US$5.5 million) in 2010. As of December 31, 2010, we did not have any customer with a receivable balance exceeding 10.0% of the total accounts receivable balance.

Other Income (Expenses)

Other income in 2010 mainly consisted of interest income, offset in part by a foreign exchange loss. Interest income increased to RMB141.0 million (US$21.4 million) in 2010 from RMB128.2 million in 2009, primarily due to an increase in our total cash and time deposit balance which increased by 35.7% to RMB9.5 billion (US$1.4 billion) as of December 31, 2010 from RMB7.0 billion as of December 31, 2009. We did not incur interest expense in 2010 and 2009. In 2010, we reported a net foreign exchange loss of RMB89.5 million (US$13.6 million), compared to a net foreign exchange gain of RMB9.6 million in 2009, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as of December 31, 2010 as the exchange rate of the Euro against the Renminbi fluctuated during the year. In addition, other expense in 2010 includes a charitable donation made by our company of RMB26.2 million (US$4.0 million), compared to charitable donation of RMB10.6 million in 2009.

Income Tax

Income tax increased to RMB344.4 million (US$52.2 million) in 2010 from RMB313.9 million in 2009. Our effective tax rate in 2010 was 13.4%, compared with 14.6% in 2009.

Net Income

As a result of the foregoing, net profit increased by 20.8% to RMB2,235.8 million (US$338.8 million) in 2010 from RMB1,850.4 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Total net revenues increased by 21.8% to RMB3,756.9 million in 2009 from RMB3,084.6 million in 2008. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 88.9%, 9.2% and 1.9%, respectively, of our total net revenues in 2009. This compares with 85.2%, 12.1% and 2.7%, respectively, in 2008. Revenue generated from game licensing represented 9.8% of our total net revenues in 2009.

Online Games Services

Net revenues from online games services increased by 27.0% to RMB3,339.9 million in 2009 from RMB2,629.2 million in 2008. This increase was mainly due to the successful re-launch of World of Warcraft, a game licensed from Blizzard in September 2009.

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

Furthermore, revenue of RMB101.6 million was recognized from the clean up of dormant accounts of online games in 2009, caused by a change in our user agreement with online game players in May 2009, whereby outstanding points in accounts that remain dormant for a period of 540 days or more will be removed after 30 days of our public notice issued on May 20, 2009.

In addition, the receipt of a business tax refund of RMB146.8 million in June 2008, of which RMB133.9 million is allocated to the online game segment, resulted in lower business tax expenses for online games service in 2008. Please see the discussion under “—Business Tax” above.

Advertising Services

Net revenues from advertising services decreased by 6.7% to RMB346.7 million in 2009 from RMB371.4 million in 2008, primarily due to an internal reorganization of our advertising department and the training of new staff that adversely affected advertising revenues. In addition, advertisers tightened their advertising and marketing spending in the first half year of 2009 due to the sluggish global economy. To address the foregoing factors, we adopted various promotional strategies to improve customer relationships and stimulate sales, such as increasing customer contacts, offering higher rebate and discount rates, and other activities, which resulted in a number of new service contracts from advertisers in the automobile, apparel and accessories, consumer goods and electronic industries.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services) decreased to approximately RMB645,000 in 2009 from RMB883,000 in 2008. The number of traditional advertisers using the NetEase websites increased to 527 in 2009 from 411 in 2008, with revenues from our top ten advertisers comprising 24.6% of our total advertising services revenues in 2009 as compared to 25.4% in 2008. In 2010, we revised figures related to revenue from traditional advertisers to exclude certain figures that were inadvertently included in 2008 and 2009.

Wireless Value-Added Services and Others

Net revenues from the wireless value-added services and others segment decreased by 16.3% to RMB70.3 million in 2009 from RMB84.0 million in 2008. This decrease was primarily driven by the receipt of a one-time business tax refund of RMB146.8 million in June 2008, of which RMB12.9 million was allocated to the wireless value-added service and others segment and resulted in lower business tax expenses for wireless value-added service and others segment in 2008. Gross revenue from the wireless value-added services and others segment remained relatively unchanged in 2009 compared to 2008.

Cost of Revenues

Our cost of revenues increased by 68.0% to RMB972.4 million in 2009 from RMB578.7 million in 2008. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and business tax on intra-group revenue. In 2009, costs relating to online games services, advertising services and wireless value-added services and others represented 65.7%, 24.2% and 10.1% of total cost of revenues, respectively, as compared with 48.1%, 37.6% and 14.3% of the cost of revenues, respectively, in 2008.

Online Games Services

Cost of revenues from our online games services increased by 129.4% to RMB638.5 million in 2009 from RMB278.3 million in 2008. This increase in cost of revenues in 2009 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB196.9 million to RMB214.7 million in 2009 from RMB17.8 million in 2008, mainly consisting of royalties of RMB131.7 million, server custody fees of RMB50.5 million, and technical consultancy service fees of RMB13.0 million associated with the operation of World of Warcraft.

•                                Depreciation and amortization costs increased by RMB62.5 million to RMB70.2 million in 2009 from RMB7.7 million in 2008, mainly as a result of an increase in server depreciation cost of RMB40.3 million and amortization of license fees of RMB19.4 million associated with the operation of World of Warcraft.

•                                Staff-related costs increased by RMB50.3 million to RMB139.4 million in 2009 from RMB89.1 million in 2008, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees.

The number of full time employees in our online games business increased to 2,359 as of December 31, 2009 from 1,553 as of December 31, 2008, including 616 new employees in the customer service function to support the operation of World of Warcraft.

•                                Business tax payable on intra-group revenues related to online games increased by RMB35.9 million to RMB152.7 million in 2009 from RMB116.8 million in 2008 due to continued growth in the popularity of Westward Journey Online II and Tianxia II, and the recognition of revenue from the clean up of dormant accounts of online games in the year. In addition, business tax payable of RMB5.8 million was recorded for technical consultancy service fees received from our joint venture with Blizzard in the year.

Advertising Services

Cost of revenues from our advertising services increased by 8.4% to RMB235.8 million in 2009 from RMB217.6 million in 2008. The increases in cost of revenues in 2009 were primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB25.6 million to RMB104.5 million in 2009 from RMB78.9 million in 2008, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 680 as of December 31, 2009 from 550 as of December 31, 2008.

•                                Miscellaneous costs increased by RMB7.3 million to RMB23.2 million in 2009 from RMB15.9 million in 2008, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the substantial expansion of our portal business.

These increases were partially offset by a decrease in the cost of third party content for the NetEase websites, which declined by RMB15.4 million to RMB41.1 million in 2009 from RMB56.5 million in 2008 resulting from a temporary increase in the price and demand for content services during the Summer Olympic Games in 2008.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased by 18.5% to RMB98.1 million in 2009 from RMB82.8 million in 2008. This increase in cost of revenues in 2009 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB11.6 million to RMB17.8 million in 2009 from RMB6.2 million in 2008, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees.

•                                Bandwidth and server custody fees increased by RMB11.1 million to RMB40.7 million in 2009 from RMB29.6 million in 2008, as a result of an increase in bandwidth usage by our blog and free e-mail service in 2009.

These increases were partially offset by a decrease in depreciation and amortization costs of computers and software by RMB8.1 million to RMB27.7 million in 2009 from RMB35.8 million in 2008, mainly because our various free services such as e-mail and photo related servers became fully depreciated during 2009.

Gross Profit

Our gross profit increased by 11.1% to RMB2,784.6 million in 2009 from RMB2,505.9 million in 2008.

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

	For the Year Ended December 31,
	2008	2009
	RMB’000	RMB’000
Gross profit (loss):
Online game services	2,350,890	2,701,458
Advertising services	153,783	110,843
Wireless value-added services and others	1,221	(27,728)
Total gross profit	2,505,894	2,784,573

	For the Year Ended December 31,
	2008	2009
	RMB’000	RMB’000
Gross profit (loss) margin:
Online game services	89.4%	80.9%
Advertising services	41.4%	32.3%
Wireless value-added services and others	1.5%	(39.4)%
Total gross profit margin	81.2%	74.1%

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

The gross loss margin for wireless value-added services and others changed significantly in 2009 as compared to the gross profit margin in 2008 as a result of a decrease in net revenues primarily due to the receipt of a one-time business tax refund in June 2008, plus a general increase in cost of revenues mainly driven by increased staff related costs due to headcount increase and bandwidth and server custody fees due to an increase in bandwidth usage by our blog and free e-mail service in 2009.

Operating Expenses

Total operating expenses increased by 28.7% to RMB761.1 million in 2009 from RMB591.3 million in 2008, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 51.3% to RMB351.7 million in 2009 from RMB232.5 million in 2008, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB48.5 million in 2009 resulting from increased advertising and marketing promotions in September 2009 and May 2009 related to Tianxia II and New Fly for Fun, respectively, for their open beta testing roll outs, and the re-launch of World of Warcraft in the year.

•                                An increase in staff-related costs of our sales team of approximately RMB33.6 million in 2009 primarily driven by increased headcount and performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

•                                An increase in labor cost of approximately RMB17.1 million associated with the expansion of regional game promotion activities in China during 2009.

•                                An increase in office charges, meeting fees, entertainment and goods transportation expenses of approximately RMB7.9 million by our advertising sales and marketing team and online game promotion team due to overall expansion of the operations in 2009.

General and administrative expenses increased by 20.5% to RMB165.2 million in 2009 from RMB137.1 million in 2008, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB13.3 million in 2009 primarily driven by an increase in the level of salaries and bonuses and an increase in the number of employees in our online games management team.

•                                An increase in office rental and utilities of RMB9.9 million due to additional office space rented in Beijing related to the relocation and expansion of our portal and Youdao search engine business in 2009.

•                                An increase in allowance for bad and doubtful debts of approximately RMB7.4 million in 2009.

Research and development expenses increased by 10.2% to RMB244.3 million in 2009 from RMB221.7 million in 2008, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB16.9 million in 2009, mainly as a result of increased headcount of program developers in our R&D center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2009.

•                                An increase in bandwidth and server custody fees of RMB6.0 million (US$0.9 million) in 2009, mainly due to an increase in bandwidth usage for supporting the development and enhancement of various products in the year.

Allowances for Doubtful Accounts

As of December 31, 2009, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB217.4 million. After providing for doubtful accounts in the amount of RMB30.0 million, the net balance of accounts receivable was RMB187.3 million as of December 31, 2009. The allowance for doubtful accounts consisted of general provisions of RMB7.8 million and specific provisions of RMB22.2 million.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2009, we had one customer with a receivable balance exceeding 10.0% of the total accounts receivable balance. The approximate total accounts receivable outstanding of such customer as of December 31, 2009 (and percentage of our total accounts receivable balances) was RMB24.0 million or 11.0%.

Other Income (Expenses)

Other income in 2009 mainly consisted of interest income and foreign exchange gain. Interest income decreased to RMB128.2 million in 2009 from RMB144.8 million in 2008, primarily due to lower interest rates on our Euro and US denominated bank deposit balances. The foregoing decrease was partially offset by an increase in our total cash and time deposit balance which increased by 25.0% to RMB7.0 billion as of December 31, 2009 from RMB5.6 billion as of December 31, 2008. We did not incur interest expense in 2009 and 2008. In 2009, we reported a net foreign exchange gain of RMB9.6 million primarily due to the translation gains arising from our Euro-denominated bank deposit balances as of December 31, 2009 as the exchange rate of the Euro against the Renminbi fluctuated during the year. In 2008, we recognized an exchange loss of RMB167.1 million. The foregoing increase was offset in part by a charity donation made by our company of RMB10.6 million in 2009.

Income Tax

Income tax increased to RMB313.9 million in 2009 from RMB300.7 million in 2008. Our effective tax rate in 2009 was 14.6% as compared with 15.8% in 2008. The relatively higher effective income tax rate in 2008 was mainly due to the remeasurement of deferred tax assets previously recorded under the new statutory tax rate of 25% effective January 1, 2008 to the 15% tax rate applicable to “high and new technology enterprises” as certain subsidiaries of our company in China were granted the HNTE status for fiscal year 2008 in December 2008.

Net Income

As a result of the foregoing, net profit increased by 15.9% to RMB1,850.4 million in 2009 from RMB1,596.7 million in 2008.

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

Operating Activities

Cash provided by operating activities was RMB2,855.0 million (US$432.6 million), RMB2,094.5 million and RMB2,017.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, cash provided by operating activities consisted primarily of our net income of RMB2,232.0 million (US$338.2 million), adjusted by non-cash related expenses including depreciation and amortization charges of RMB232.2 million (US$35.2 million), increase in deferred revenue of RMB 190.5 million (US$28.9 million), share-based compensation cost of RMB102.4 million (US$15.5 million), unrealized exchange losses of RMB100.2 million (US$15.2 million), increased in accounts receivable of RMB90.0 million (US$13.6 million), and increase in accounts payable and other liabilities of RMB83.1 million (US$12.6 million), such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards.

For the year ended December 31, 2009, cash provided by operating activities consisted primarily of our net income of RMB1,836.8 million, adjusted by non-cash related expenses including depreciation and amortization charges of RMB143.6 million, increase in deferred revenue of RMB135.7 million, share-based compensation cost of RMB31.4 million, allowance for doubtful debts of RMB16.0 million, unrealized exchange gains of RMB11.7 million,  increase in accounts payable and other liabilities of RMB 437.9 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, offset by the increase in prepayments and other current assets of RMB453.0 million mainly for the royalty payment and deferred income tax benefit of RMB43.1 million.

For the year ended December 31, 2008, cash provided by operating activities consisted primarily of our net income of RMB1,596.7 million, adjusted by non-cash related expenses including depreciation and amortization charges of RMB91.0 million, increase in deferred revenue of RMB92.8 million, share-based compensation cost of RMB67.9 million, allowance for doubtful debts of RMB8.6 million, unrealized exchange losses of RMB166.7 million, deferred income tax expense of RMB47.2 million, increase in accounts payable and other liabilities totaling RMB82.8 million, such as content fees, bandwidth cost and sales of game cards, offset by the increase in accounts receivable, prepayment and other current assets of RMB138.1 million.

Investing Activities

Cash used in investing activities was RMB2,621.2 million (US$397.1 million), RMB1,907.6 million and RMB3,409.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB10,741.4 million (US$1,627.5 million), the purchase of fixed assets of RMB298.0 million (US$45.2 million), and the amount transferred to restricted cash of RMB16.7 million (US$2.5 million), partially offset by the maturation of time deposits in the amount of RMB8,443.8 million (US$1,279.4 million).

For the year ended December 31, 2009, cash used in investing activities mainly consisted of an increase in the placement/rollover of time deposits of RMB5,300.7 million, the purchase of fixed assets of RMB407.7 million, the purchase of license right of RMB204.8 million, and the amount transferred to restricted cash of RMB123.9 million, partially offset by the maturation of time deposits in the amount of RMB4,136.4 million.

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

Financing Activities

Cash provided by financing activities was RMB24.1 million (US$3.7 million) and RMB40.5 million for the year ended December 31, 2010 and 2009, respectively. Cash used in financing activities was RMB157.3 million for the year ended December 31, 2008.

For the year ended December 31, 2010, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB24.1 million (US$3.7 million).

For the year ended December 31, 2009, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB40.5 million.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2010, 2009 and 2008, we spent RMB317.9 million (US$48.2 million),  RMB244.3 million and RMB221.7 million, respectively, on research and development activities.

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

•                                Most of our online game revenues have been generated by games that use the time-based revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Giant, Perfect World, Shanda Game and Kingsoft use primarily or entirely an item-based revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Currently, we are developing games that use the item-based revenue model and have commercially launched five such games to date, respectively, but we cannot be certain that such games and our current or future item-based online games will be popular or generate the revenue our management expects. Moreover, it is possible that users of our existing time-based games find that the item-based games offered by our competitors provide a more enjoyable gaming experience in which case the popularity of our existing games could be materially adversely affected. If there is an overall shift in the online game market in China to an item-based or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

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

•                                We believe that the growth rate of paid search-related advertising in China may increase at a faster rate than that of online brand advertising.  We expect that such advertising will become an important advertising sector in China and competition in this area will be intense.

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

F.                                      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of our research and development center in Hangzhou. In addition, we have contractual obligations in connection with the licensing of World of Warcraft and StarCraft II from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures, office machine and other obligations related to content and services purchase, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2010:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2011	18,674	74,111	—	6,930	37,004	136,719
2012	5,480	6,664	13,597	—	5,733	31,474
2013	456	—	8,317	—	134	8,907
2014	—	—	6,238	—	20	6,258
Beyond 2014	—	—	5,190	—	19	5,209
	24,610	80,775	33,342	6,930	42,910	188,567

Under the two license agreements pursuant to which Blizzard licenses to Shanghai EaseNet the exclusive right to operate StarCraft II and World of Warcraft in the PRC for a period of three years from each game’s commercial release, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB2.2 billion. As of December 31, 2010, our outstanding commitments under the two license contracts totaled RMB1.3 billion which was computed on the basis that StarCraft II would be launched in 2011.  The commercial launches of World of Warcraft and StarCraft II occurred in September 2009 and April 2011, respectively.  As of December 31, 2010, our commitments with respect to the first year after date of commercial launch above can be summarized as follows:

	Contract Year 1	Contract Year 2	Contract Year 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Licensed games	226.0	332.8	705.1	1,263.9

In addition, Shanghai EaseNet is obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the two license agreements with Blizzard in the aggregate amount of up to approximately RMB1.4 billion over the three-year term of each license.  This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.  With respect to the above commitment table related to Blizzard licensed games, we have guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, our company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.  Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2010, a 10% change in the interest rate would result in an increase or decrease of RMB14.1 million (US$2.1 million) of our total amount of interest income in 2010.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange loss of RMB89.5 million (US$13.6 million) in 2010, compared to a net foreign exchange gain of RMB9.6 million in 2009. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this new accounting standard did not result in a material impact on our consolidated financial statements for the year ended December 31, 2010.

In October 2009, the FASB issued an update related to the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple deliverables to their customers at different points in time or over different time periods. The amendments in this update establish a selling price hierarchy for determining the selling price of deliverable, namely (a) based on vendor specific objective evidence if available, (b) third-party evidence, or (c) estimated selling price. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue based on entity-specific assumptions rather than assumptions of a marketplace participant. This update also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionally based on each deliverable’s selling price.  We have adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs

(Level 3 fair value measurements). The guidance became effective for entities with a reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the reporting period beginning April 1, 2011. The adoption of these changes had no material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We have adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We have adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (amendments to FASB ASC Topic 805, Business Combinations). The guidance in ASU 2010-29 provides amendments to clarify the acquisition date which should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination(s). The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this guidance in the first quarter of 2011 is not expected to have a material impact on our consolidated financial statements.

Item 6.           Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of June 1, 2011 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	39	Director and Chief Executive Officer
Onward Choi	40	Acting Chief Financial Officer
Alice Cheng (1)	49	Director
Denny Lee	43	Director
Joseph Tong (1)	48	Director
Lun Feng	51	Director
Michael Leung (1)	57	Director
Michael Tong	40	Director

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

Onward Choi has served as our Acting Chief Financial Officer since July 2007. Mr. Choi previously served as our Financial Controller from January 2005 to June 2007 and as our Corporate Finance Director from November 2003 to December 2004. Prior to joining our company, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and the independent non-executive director for Beijing Jingkelong Company Limited and China ITS (Holdings) Company Limited, which are listed on the Stock Exchange of Hong Kong Limited. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practicing Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. She has also been serving as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan since Oct. 8, 2010. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and the independent non-executive director on the boards of New Oriental Education & Technology Group Inc., Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited, all of which are listed on the New York Stock Exchange.

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

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Anhui Expressway Company Limited, Junefield Department Store Group Limited and Golden Harvest Entertainment (Holdings) Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the Responsible Officer of Chanceton Capital Partners Limited, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

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

B.                                    Compensation

Director Compensation

In 2010, we paid an aggregate amount of RMB1.6 million (US$0.2 million) in compensation for the services of our independent non-executive directors.  On July 12, 2010, we also granted restricted share unit awards to each of our independent non-executive directors which vested on February 28, 2011.  ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2010, we paid our executive officers aggregate cash compensation of RMB18.1 million (US$2.7 million). In 2010, we also granted to Zhonghui Zhan a restricted share unit award which may be settled for an amount of ordinary shares representing less than 1% of our total outstanding ordinary shares upon full vesting of the award. Mr. Zhan resigned from the position as our company’s Chief Operating Officer in May 2011, at which time the unvested portion of such award terminated.

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

Plan Administration

Our board has designated our compensation committee to administer the RSU Plan, and it may designate one or more of our officers to exercise its authority thereunder from time to time.

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

During the year 2010, our board met in person or passed resolutions by unanimous written consent eight times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one director attended the annual general meeting of shareholders held on September 2, 2010.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong and Michael Leung are currently the members of each of these committees.

In 2010, the audit committee met in person or passed resolutions by unanimous written consent seven times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2010, the compensation committee held three meetings. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2010, the nominating committee held one meeting. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

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

D.                                    Employees

As of December 31, 2008, 2009 and 2010, we had 3,048, 4,563 and 5,254 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2010:

Online game	1,553
Customer service	1,421
Content	706
Product development	398
Search engine	358
Advertising sales	269
Technology services	146
E-mail	105
Finance and Legal	79
Administration	64
Marketing	48
Wireless	43
Human resources	25
Other	39
5,254

In addition, as of December 31, 2010, we had 373 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2011 (unless otherwise indicated) by:

•                                all persons who are beneficial owners of five percent or more of our ordinary shares,

•                                each of our directors,

•                                our Chief Executive Officer, Acting Chief Financial Officer and Chief Operating Officer, and

•                                all current directors and executive officers as a group.

As of March 31, 2011, 3,264,060,056 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1)
c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.6%
Orbis Investment Management Ltd. (2)	397,165,875	12.2%
Capital Research Global Investors (3)	272,257,400	8.3%
Lazard Asset Management LLC (4)	168,615,900	5.2%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (5)
Onward Choi	*	*
Zhonghui Zhan (6)	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*

All current directors and executive officers as a group (9 persons) (7)	1,458,042,500	44.7%

*                          less than 1%

(1)                   Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                   Based solely upon information as of March 31, 2011 contained in the Form 13F filed by Orbis Investment Management Limited with the SEC. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2011. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                   Based solely upon information as of March 31, 2011 contained in the Form 13F filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC.  The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2011. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071-1447.

(4)                   Based solely upon information as of March 31, 2011 contained in the Form 13F filed by Lazard Asset Management LLC (“Lazard”) with the SEC. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2011. The address of the principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10112.

(5)                   The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, the People’s Republic of China 100084.

(6)                   Mr. Zhan resigned from the position as our company’s Chief Operating Officer in May 2011.

(7)                   Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. Such amount includes ordinary shares and ordinary shares issuable upon exercise of options held by our directors and executive officers as a group.

As of March 31, 2011, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2011, none of our ordinary shares were held by U.S. holders of record. On that date, a total of 130,562,402 ADSs were outstanding, and our ADSs were held by 27 registered shareholders with addresses in the US.

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

Item 7.   Major Shareholders and Related Party Transactions

A.                                  Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.                                  Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands.  NetEase and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

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

•                              Cooperative Agreement between Guangzhou Interactive and Guangyitong Advertising. Under the Cooperative Agreement, Guangzhou Interactive has agreed to provide computer software development (including but not limited to the publishing, delivery and management of online advertisement) and technical support and maintenance for the operation of the computer software.

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

•                              Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Under this agreement, Guangzhou NetEase transferred its registered trademarks to NetEase Beijing.

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

•                              Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement was ten years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010.

•                              Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•                              Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented in July 2004 to extend to the agreements with Guangzhou Interactive.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. We have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31, 2008, 2009 and 2010 as discussed in Item 5.A. “Operating Results — Basis of Presentation”.

Purchase of Property in Guangzhou

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which was previously owned by a third party property developer. William Lei Ding, our chief executive officer, director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. We and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant our company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged such property to a bank. In February 2009, we and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, we made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010.  By July 2010, Mr. Ding completed the transfer of his interest in the property to one of our wholly owned subsidiaries at cost, which was valued at RMB72.2 million, of which approximately RMB44.4 million remained payable to Mr. Ding as of December 31, 2010. In addition, we incurred miscellaneous property-related transfer costs in the aggregate amount of RMB8.3 million upon this property transfer.

As of December 31, 2009, in relation to the legal proceedings of the Guangzhou office building as discussed above, we had certain time deposits totaling RMB91.9 million which were reported as restricted cash in our consolidated balance sheets. Of the total amount, approximately RMB83.3 million was held under an escrow account with respect to Mr. Ding’s legal proceedings against the land developer, and the remaining balance of RMB8.6 million was held under an escrow account to guarantee Mr. Ding’s performance of his settlement agreement with the land developer. Following the satisfactory completion of all the required actions of both parties under the settlement agreement, these security deposits were released to us in February 2010.

From the date we commenced occupying this property in July 2006 to the present, we have not paid any rent for our occupation of this property. We have incurred payments for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB75.3 million as of December 31, 2009. Although we have not paid any rent for this property, we reported in our consolidated statement of operations and comprehensive income an annual imputed rent (based on the prevailing market rental) of RMB9.4 million in each of 2008 and 2009 and an adjusted net rental charge of RMB2.1 million for the first six months of 2010 (prior to our ownership of the building) based on a revised annual market rental assessment, taking into account a revised estimated useful life of the building, performed in 2010.

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

From time to time we become subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights, and a variety of claims arising in connection with our e-mail, message boards and other communications and community features, such as claims alleging defamation or invasion of privacy. However, such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and management resources.

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

	Sales Price
	High	Low
Annual highs and lows

2006	$25.25	$14.07
2007	$24.00	$13.45
2008	$27.16	$15.00
2009	$48.50	$16.61
2010	$43.66	$26.16

Quarterly highs and lows
First Quarter 2009	$27.12	$16.61
Second Quarter 2009	$38.74	$25.54
Third Quarter 2009	$48.50	$31.42
Fourth Quarter 2009	$46.68	$35.42
First Quarter 2010	$42.31	$31.92
Second Quarter 2010	$37.90	$26.16
Third Quarter 2010	$42.14	$31.71
Fourth Quarter 2010	$43.66	$35.20
First Quarter 2011	$49.56	$36.20

Monthly highs and lows
December 2010	$40.20	$35.20
January 2011	$41.58	$36.20
February 2011	$48.70	$39.90
March 2011	$49.56	$42.89
April 2011	$55.00	$48.01
May 2011	$50.43	$43.44

Item 10.                            Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2010 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Rights, Preferences and Restrictions of Ordinary Shares

General . All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends . The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors.

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

Liquidation . On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

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

General Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at general meetings of our company, proceed to convene a general meeting of our company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advanced notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

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

Indemnification . Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.

TAXATION OF U.S. HOLDERS

Taxation of Dividends and Other Distributions on the Shares or ADSs

Subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions paid by our company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by our company with respect to the shares or ADSs will constitute dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from our company.

For taxable years beginning before January 1, 2013, dividends paid by our company should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes.

Taxation of Disposition of Shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

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

We do not believe that we are currently a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the shares, which is likely to fluctuate. In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised. Thus, no assurance can be provided that our company would not be classified as a PFIC for the current or any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.

If our company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year.

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

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs.

In addition, under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS relating to their ownership of our shares or ADSs.  Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621.  Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Information Reporting and Backup Withholding

The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders (including, among others, corporations) are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.

In addition, under recently enacted U.S. legislation effective for taxable years beginning after March 18, 2010, and subject to specified exceptions and future guidance, a U.S. Holder that is an individual or, to the extent provided in future guidance, a U.S. entity, will be required to report to the IRS such U.S. Holder’s interests in stock or securities issued by a non-U.S. person.  Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938.  Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938.  Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs.

Enforcement of Civil Liabilities

We are incorporated in the Cayman Islands because of the following benefits found there:

•                                political and economic stability;

•                                an effective judicial system;

•                                a favorable tax system;

•                                he absence of exchange control or currency restrictions; and

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

Maples and Calder, our counsel as to Cayman Islands law, and King and Wood PRC Lawyers, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute.  However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provisions of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

King and Wood PRC Lawyers has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

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

D.                          American Depositary Shares

Fees and charges our ADS holders may have to pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

We did not receive any direct or indirect payment from the depositary in 2010.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2010.

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

Item  16C.                                        Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2009 and 2010.

	For the year ended December 31,
	2009(1)	2010(1)
	RMB (in thousands)
Audit fees(2)	9,495	9,495
Audit-related fees	—	—
Tax fees(3)	455	277
All other fees	—	—

Total	9,950	9,772

(1)         The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB456,000 and RMB 486,000 in 2009 and 2010, respectively.

(2)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.

(3)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

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

Item  16F.                                          Change in Registrant’s Certifying Accountants

Not applicable.

Item  16G.                                        Corporate Governance

As permitted by NASDAQ, in lieu of the NASDAQ corporate governance rules, but subject to certain exceptions, we may follow the practices of our home country which for the purpose of such rules is the Cayman Islands. Specifically, our board of directors adopted our RSU Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements.

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
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1

Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1

Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2

2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the Securities and Exchange Commission on January 8, 2010)

4.3

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 29, 2010).

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

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King and Wood PRC Lawyers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE.COM, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	June 22, 2011

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries (“the Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 22, 2011

NetEase.com, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
Assets
Current assets:
Cash	1,041,290	1,285,137	194,718
Time deposits	5,975,378	8,193,972	1,241,511
Restricted cash	123,864	140,599	21,303
Accounts receivable, net	187,340	256,335	38,839
Prepayments and other current assets	568,125	678,793	102,847
Deferred tax assets	76,565	72,059	10,918
Total current assets	7,972,562	10,626,895	1,610,136

Non-current assets:
Property, equipment and software, net	557,756	755,778	114,512
Land use right, net	12,305	12,046	1,825
License rights	212,847	144,637	21,915
Deferred tax assets	4,188	1,530	232
Other long-term assets	43,811	45,776	6,935
Total non-current assets	830,907	959,767	145,419

Total assets	8,803,469	11,586,662	1,755,555

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	238,435	130,558	19,782
Salary and welfare payables	129,493	181,973	27,572
Taxes payable	213,727	289,332	43,838
Deferred revenue	583,470	773,952	117,265
Accrued liabilities and other payables	212,800	452,412	68,547
Total current liabilities	1,377,925	1,828,227	277,004

Long-term Payable:
Other long-term payable	200	33,342	5,052
Deferred tax liabilities	—	1,455	221
Total long-term payable	200	34,797	5,273

Total liabilities	1,378,125	1,863,024	282,277

Commitments and contingencies (See Note 19)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized,3,238,025 shares issued and outstanding as of December 31, 2009 and 3,252,364 shares issued and outstanding as of December 31, 2010	2,664	2,673	405
Additional paid-in capital	784,489	850,724	128,898
Statutory reserves	225,784	321,968	48,783
Retained earnings	6,425,841	8,565,446	1,297,794
NetEase.com, Inc’s shareholders’ equity	7,438,778	9,740,811	1,475,880
Noncontrolling interests	(13,434)	(17,173)	(2,602)
Total shareholders’ equity	7,425,344	9,723,638	1,473,278

Total liabilities and shareholders’ equity	8,803,469	11,586,662	1,755,555

The accompanying notes are an integral part of these consolidated financial statements.

NetEase.com, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenues:
Online game services	2,498,518	3,368,689	4,944,439	749,157
Advertising services	405,887	383,560	633,209	95,941
Wireless value-added services and others	71,719	71,202	82,141	12,446
	2,976,124	3,823,451	5,659,789	857,544
Business tax benefit/(expense)	108,460	(66,504)	(152,120)	(23,048)
Net revenues	3,084,584	3,756,947	5,507,669	834,496
Cost of revenues	(578,690)	(972,374)	(1,798,841)	(272,552)
Gross profit	2,505,894	2,784,573	3,708,828	561,944

Operating expenses:
Selling and marketing expenses	(232,487)	(351,661)	(656,976)	(99,542)
General and administrative expenses	(137,118)	(165,205)	(189,621)	(28,730)
Research and development expenses	(221,726)	(244,272)	(317,929)	(48,171)
Total operating expenses	(591,331)	(761,138)	(1,164,526)	(176,443)

Operating profit	1,914,563	2,023,435	2,544,302	385,501
Other income (expenses):
Investment income	1,518	354	290	44
Interest income	144,805	128,168	141,001	21,364
Exchange gains (losses)	(167,102)	9,617	(89,488)	(13,560)
Other, net	3,552	(10,934)	(19,634)	(2,975)
Income before tax	1,897,336	2,150,640	2,576,471	390,374
Income tax	(300,673)	(313,861)	(344,446)	(52,189)

Net income	1,596,663	1,836,779	2,232,025	338,185
Net loss attributable to non-controlling interests	25	13,657	3,747	568
Net income attributable to the NetEase.com, Inc.’s shareholders	1,596,688	1,850,436	2,235,772	338,753
Comprehensive income	1,596,688	1,850,436	2,235,772	338,753

Net income per share, basic	0.51	0.57	0.69	0.10
Net income per ADS, basic	12.81	14.34	17.22	2.61
Net income per share, diluted	0.49	0.57	0.69	0.10
Net income per ADS, diluted	12.34	14.24	17.14	2.60
Weighted average number of ordinary shares outstanding, basic	3,117,117	3,225,250	3,246,426	3,246,426
Weighted average number of ADS outstanding, basic	124,685	129,010	129,857	129,857
Weighted average number of ordinary shares outstanding, diluted	3,234,214	3,248,983	3,261,886	3,261,886
Weighted average number of ADS outstanding, diluted	129,369	129,959	130,475	130,475

The accompanying notes are an integral part of these consolidated financial statements.

NetEase.com, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

								Accumulated other	Non-	Total
	Ordinary shares		Additional	Treasury stock		Statutory	Retained	comprehensive	controlling	shareholders’
	Share	Amount	paid-in capital	Share	Amount	reserves	earnings	income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2007	3,036,271	2,526	133,776	—	—	168,729	3,092,062	1,332	208	3,398,633
Ordinary shares issued upon exercise of employee stock options	19,428	13	18,394	—	—	—	—	—	—	18,407
Ordinary shares issued upon conversion of convertible notes	182,720	125	601,901	—	—	—	—	—	—	602,026
Repurchase of shares	—	—	—	(31,950)	(165,727)	—	—	—	—	(165,727)
Cancellation of repurchased shares	(31,950)	(22)	(109,398)	31,950	165,727	—	(56,307)	—	—	—
Share-based compensation cost	—	—	67,949	—	—	—	—	—	—	67,949
Appropriation to statutory reserves	—	—	—	—	—	27,143	(27,143)	—	—	—
Net income	—	—	—	—	—	—	1,596,688	—	(25)	1,596,663
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	26	26
Disposal of investments	—	—	—	—	—	—	—	(1,332)	—	(1,332)
Balance as of December 31, 2008	3,206,469	2,642	712,622	—	—	195,872	4,605,300	—	209	5,516,645
Ordinary shares issued upon exercise of employee stock options	31,556	22	40,492	—	—	—	—	—	—	40,514
Share-based compensation cost	—	—	31,385	—	—	—	—	—	—	31,385
Appropriation to statutory reserves	—	—	—	—	—	29,912	(29,912)	—	—	—
Net income	—	—	—	—	—	—	1,850,436	—	(13,657)	1,836,779
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	19	19
Other	—	—	(10)	—	—	—	17	—	(5)	2
Balance as of December 31, 2009	3,238,025	2,664	784,489	—	—	225,784	6,425,841	—	(13,434)	7,425,344
Ordinary shares issued upon exercise of employee stock options	14,339	9	24,114	—	—	—	—	—	—	24,123
Share-based compensation cost	—	—	42,130	—	—	—	—	—	—	42,130
Appropriation to statutory reserves	—	—	—	—	—	96,184	(96,184)	—	—	—
Net income	—	—	—	—	—	—	2,235,772	—	(3,747)	2,232,025
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	—	16	16
Other	—	—	(9)	—	—	—	17	—	(8)	—
Balance as of December 31, 2010	3,252,364	2,673	850,724	—	—	321,968	8,565,446	—	(17,173)	9,723,638

The accompanying notes are an integral part of these consolidated financial statements.

NetEase.com, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,596,663	1,836,779	2,232,025	338,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,962	143,580	232,171	35,177
Share-based compensation cost	67,949	31,385	102,406	15,516
Allowance for (reversal of) provision for doubtful debts	8,605	15,982	(20,029)	(3,035)
Loss on disposal of property, equipment and software	317	3,988	13,985	2,119
Unrealized exchange (gains) losses	166,712	(11,688)	100,219	15,185
Deferred income taxes	47,154	(43,061)	8,619	1,306
Net equity share of losses (gains) from associated companies	2,028	4,104	(1,093)	(166)
Others	(16)	13	—	—
Changes in operating assets and liabilities:
Accounts receivable	(85,716)	(7,139)	(89,997)	(13,635)
Prepayments and other current assets	(52,389)	(453,045)	3,047	462
Accounts payable	45,565	154,463	(37,557)	(5,690)
Salary and welfare payables	26,269	34,571	52,480	7,952
Taxes payable	12,316	108,973	12,592	1,908
Deferred revenue	92,759	135,744	190,482	28,861
Accrued liabilities and other payables	(1,379)	139,846	55,604	8,424
Net cash provided by operating activities	2,017,799	2,094,495	2,854,954	432,569

Cash flows from investing activities
Purchase of property, equipment and software	(133,329)	(407,727)	(297,980)	(45,148)
Proceeds from sale of property, equipment and software	281	120	359	54
Prepayment for land use right	(822)	—	—	—
Incentive received on land use right	15,000	—	—	—
Prepayment of license right	(27,464)	—	—	—
Purchase of license right	—	(204,819)	—	—
Prepayment for royalties	(13,688)	—	—	—
Investments in associated companies	(33,560)	(4,207)	—	—
Transfer to restricted cash	—	(123,863)	(16,736)	(2,536)
Net change in time deposits with terms of three months	(520,970)	1,105,918	(338,570)	(51,298)
Placement/rollover of matured time deposits	(3,732,114)	(6,406,601)	(10,402,822)	(1,576,185)
Proceeds from maturity of time deposits	1,042,752	4,136,425	8,443,805	1,279,364
Net increase in other assets	(5,344)	(2,830)	(9,218)	(1,397)
Net cash used in investing activities	(3,409,258)	(1,907,584)	(2,621,162)	(397,146)

Cash flows from financing activities:
Proceeds from employees exercising stock options	18,407	40,514	24,123	3,656
Repurchase of company shares	(165,727)	—	—	—
Payments for other long-term payable	(10,000)	—	—	—
Capital contribution from non-controlling interests	27	19	16	2
Net cash provided by (used in) financing activities	(157,293)	40,533	24,139	3,658

Effect of exchange rate changes on cash held in foreign currencies	(140,661)	20,438	(14,084)	(2,134)

Net (decrease) increase in cash	(1,689,413)	247,882	243,847	36,947
Cash, beginning of the year	2,482,821	793,408	1,041,290	157,771
Cash, end of the year	793,408	1,041,290	1,285,137	194,718

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	250,081	294,273	252,040	38,188
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	165,727	—	—	—
Fixed asset purchases financed by accounts payable	37,302	47,427	146,523	22,200
Conversion of convertible notes to ordinary shares	602,042	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                   The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2010, the Company had eleven subsidiaries and eight variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

Details of the controlled entities and consolidated VIEs are described below:

Name	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Guangzhou NetEase Information Technology Limited (“Guangzhou Information”)	Guangzhou, China June 24, 2008

Hangzhou Langhe Technology Company Limited (“Hangzhou Langhe”)	Hangzhou, China July 2009

Zhejiang Weiyang Technology Company Limited (“Weiyang”)	Hangzhou, China March 2010

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China September 4, 2007

Shanghai EaseNet Network Technology Limited (“SH EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (Formerly known as “Hong Kong NetEase Computer Technology Limited”) (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Limited (“StormNet IT SH”)	Shanghai, China December 9, 2008

Name	Place and date of incorporation
Hangzhou Leihuo Network Company Limited (“HZ Leihuo”)	Hangzhou, China April 2009

Wangyibao Company Limited (“Wangyibao Company”)	Hangzhou, China July 2010

As of December 31, 2010, the total assets of all the consolidated VIEs and their subsidiaries of the Company totaled RMB1.7 billion, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2010, the total liabilities of the consolidated VIEs and their subsidiaries were RMB1.1 billion, mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

In accordance with the VIE agreements, the Company has power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for the registered capital of the VIEs and their subsidiaries and certain non-distributable statutory reserves amounting to approximately RMB112.1 million and RMB5.0 million, respectively as of December 31, 2010.  As the consolidated VIEs and their subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2010.

1.                       Organization and Nature of Operations

(a)                   The Group

In August 2008 and April 2009, Blizzard Entertainment, Inc. (“Blizzard”) agreed to license certain online games to SH EaseNet for operation in China. SH EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to SH EaseNet. The joint venture currently consists of two companies, StormNet IT HK and StormNet IT SH. SH EaseNet, StormNet IT HK and StormNet IT SH did not have significant operations in 2008 and became fully operational starting in 2009.

Guangzhou Information was incorporated in China in June 2008 to operate along with the Group’s other PRC subsidiaries in providing technical consulting and related services to the VIEs.

In April 2009, two Chinese employees of the Company incorporated a domestic enterprise, HZ Leihuo, for the purpose of applying for an internet content provider license under the applicable Chinese telecommunication laws to operate the Group’s own proprietary games in Hangzhou. In 2009, Leihuo was not fully operational and due to a change in business plan in 2010, Leihuo was not fully operational in 2010.

Hangzhou Langhe was incorporated in China in July 2009 to provide customer support service and other technical and consulting services in connection with the Company’s operation of Blizzard Entertainment’s World of Warcraft.

Weiyang was incorporated in China in March 2010 to operate a swine raising business in Zhejiang Province, China.  In 2010, Weiyang started to work on this new business venture and as of December 31, 2010, it was still in the process of negotiating with the relevant government authorities over the selection of an appropriate site for the swine raising business.

Wangyibao Company was incorporated in China in July 2010 for the purpose of operating the Wangyibao online payment platform of the Company which was initially launched in February 2009 to facilitate e-payment by online-game customers to the Company.  In 2010, management determined to set up a separate VIE, Wangyibao Company, to operate the online payment platform.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in Note 1(b).

1.                       Organization and Nature of Operations (Cont’d)

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 1(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through pursuant to the Company and its subsidiaries to a series of contractual arrangements.  Based on these agreements, NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother.

Management believes that the Group’s present operations are structured to comply with the Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations.  Accordingly, the Company cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities.  If the current structure of the Group and such contractual arrangements were found to be in violation of any existing or future Chinese laws and regulations, the Group may be required to restructure its structure and operations in China to comply with the changing and new Chinese laws and regulations.  In such case, the Group may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the VIEs. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could impact the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. Also, future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business. (See Note 3(e)).

If the VIEs fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

As mentioned under Note 1(a), SH EaseNet has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company.  In addition, Hangzhou Langhe, incorporated in China in July 2009, started to provide to SH EaseNet certain technical and consulting services in connection with the operations of World of Warcraft.  These various subsidiaries and VIE became fully operational in operating the Company’s Blizzard licensed game business in China during 2009.

2.                       Principal Accounting Policies

(a)                   Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority shareholders reported as non-controlling interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company consolidates a VIE if the Company has the power to direct matters that most significantly impact the activities of the VIE, and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the ability to estimate lives of the permanent in-game items, the determination of whether sales prices are fixed or determinable and collection is probable or reasonably assured and the recoverability of accounts receivable, research and development costs, deferred tax assets and the determination of uncertain tax positions, useful lives of property, equipment and software and intangibles, and fair value of the Company’s stock options.

(c)                   Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized net of sales discount.

(i)                      Online game services

The Group sells prepaid point cards through Guangzhou NetEase and SH EaseNet to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers via the Company’s Wangyibao online payment services platform, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote.  The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more.

2.                       Principal Accounting Policies (Cont’d)

(c)                   Revenue recognition (Cont’d)

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

For the years ended December 31, 2008, 2009 and 2010, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

In February 2009, the Company launched its Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders are charged for service fees based on services consumed in accordance with the service agreement and the Company recognizes revenue when service are rendered.

(d)                   Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, royalties and consultancy fees related to licensed games, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

2.                       Principal Accounting Policies (Cont’d)

(e)                   Research and development costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of on-line game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2008, 2009 and 2010.

The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

(f)                     Cash and time deposits

Cash represents cash on hand and demand deposits placed with large reputable banks in Hong Kong or China with terms of less than three months. As of December 31, 2009, there were demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$27.9 million, HK$180,000 and Euro1.4 million, respectively.   As of December 31, 2010, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$19.0 million, HK$167,000 and Euro5.1 million, respectively (equivalent to approximately RMB126.1 million, RMB142,000 and RMB45.1 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2009, there were time deposits denominated in US dollars and Euro amounting to approximately US$48.9 million and Euro77.0 million.  As of December 31, 2010, there were time deposits denominated in US dollars and Euro amounting to approximately US$55.1 million and Euro70.7 million (equivalent to approximately RMB365.1 million and RMB622.3 million, respectively).

As of December 31, 2009, the Company had approximately RMB91.9 million of its time deposits reported as restricted cash, representing cash held under an escrow account related to its legal proceedings brought against the property developer of an office building located in Guangzhou, China, which is currently occupied by the Company. The legal proceedings were satisfactorily concluded with the restriction over the use of such time deposits removed in February 2010 (see Note 6). In addition, the Company had a restricted cash balance of RMB32.0 million as of December 31, 2009, representing a guarantee deposit made for consulting fee payments due to Blizzard for a 12-month period to October 2010. The guarantee will be renewable annually until termination of the license agreement for the operations of World of Warcraft.  As of December 31, 2010, total restricted cash amounted to approximately RMB140.6 million, comprising of the foregoing-mentioned guarantee deposit in an amount of RMB36.0 million, and fixed deposits totaled approximately RMB104.6 million held in an escrow account set up for the purpose of funding World of Warcraft’s sales and marketing activities  for a 12-month period to September 2011.

The Company had no other lien arrangements during 2009 and 2010.

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

2.                       Principal Accounting Policies (Cont’d)

(i)                     Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years (revised estimated useful life from 15 years)
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Servers and computers	3 years
Software	3 years (revised estimated useful life from 2-3 years)

Costs associated with the Company’s current project for the construction of a research and development center in Hangzhou are capitalized in construction in progress to the extent they are incurred for the purposes of bringing the construction development to a usable state.

During 2010, the Company revised the estimated useful lives of buildings and software.  With respect to an asset with its estimated useful life revised, the remaining net book value is amortized over the duration of its remaining estimated useful life, where appropriate.  The foregoing-mentioned changes in estimated useful lives did not result in a material change to the Company’s amortization and depreciation charges in 2010.

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

(k)                 Advertising expenses

The Company expenses advertising costs as incurred and reports these costs under sales and marketing expense. Advertising expenses totaled approximately RMB12.1 million, RMB65.2 million and RMB203.7 million for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6000 on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(m)               Share-based compensation

The Company measures the cost of employee services received in exchange for stock options at the grant date fair value of the award under its 1999 Stock Option Plan (see Note 17(a)). The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.  The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

2.                       Principal Accounting Policies (Cont’d)

(m)               Share-based compensation (Cont’d)

Under its 2009 Restricted Share Unit Plan (see Note 17(c)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the income statements with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB33.1 million and RMB27.2 million, respectively as of December 31, 2010.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 17 for further information regarding share-based compensation assumptions and expense.

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

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2008, 2009 and 2010.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2009 and 2010.

2.                       Principal Accounting Policies (Cont’d)

(o)                   Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

Basic earnings per share are computed on the basis of the weighted-average number of ordinary shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of ordinary shares outstanding and potential ordinary shares. Potential ordinary shares result from the assumed exercise of outstanding stock options, restricted share units or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method. When calculating the fully diluted earnings per ADS for the years ended December 31, 2008, the Company was required to take into account the dilutive impact of its convertible notes in the calculation of diluted earnings per share.

(p)                   Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other two reserve funds is at the discretion of the board of directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the board of directors of the respective companies.

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

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2008, 2009 and 2010 (in millions):

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
NetEase Hangzhou	25.2	29.9	50.7
Guangzhou Information Technology	—	—	26.9
Hangzhou Langhe	—	—	18.5
Wangyibao	—	—	0.1
Guangzhou NetEase	1.9	—	—
	27.1	29.9	96.2

For the years ended December 31, 2008, 2009 and 2010, NetEase Beijing, Guangzhou Interactive and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies. For the years ended December 31, 2009 and 2010, Guangzhou NetEase did not make appropriations to statutory reserves as its cumulative appropriations in the past have already reached the statutory limit, namely 50% of its registered capital. The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2008, 2009 and 2010 as a result of their respective accumulated loss position.

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

(u)                  Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009.  The adoption of this new accounting standard did not result in a material impact on the Company’s consolidated financial statements for the year ended December 31, 2010.

In October 2009, the FASB issued an update related to the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple deliverables to their customers at different points in time or over different time periods. The amendments in this update establish a selling price hierarchy for determining the selling price of deliverable, namely (a) based on vendor specific objective evidence if available, (b) third-party evidence, or (c) estimated selling price. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue based on entity-specific assumptions rather than assumptions of a marketplace participant. This update also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally based on each deliverable’s selling price. The Company has adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for entities with a reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the reporting period beginning April 1, 2011. The adoption of these changes had no material impact on the Company’s consolidated financial statements.

2.                       Principal Accounting Policies (Cont’d)

(u)                  Recently issued accounting pronouncements (Cont’d)

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company has adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company has adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (amendments to FASB ASC Topic 805, Business Combinations). The guidance in ASU 2010-29 provides amendments to clarify the acquisition date which should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination(s). The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company has adopted the new guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

2.                        Principal Accounting Policies (Cont’d)

(v)                    Reclassifications

(i)       Reclassification of facility costs

In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration to the respective functions based on headcount under cost of revenues, selling and marketing expenses, research and development expenses and general and administration expenses.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenues and operating expense amounts in the consolidated statements of operations and segment information for fiscal years ended December 31, 2008 and 2009 as set out below in order to conform to the current year’s presentation.  There is no change to the consolidated balance sheets, the consolidated statements of shareholders’ equity and the consolidated statements of cash flows.

	Before		After
(in thousands)	Change	Reclassification	Change
	RMB	RMB	RMB
For the year ended December 31, 2008
Cost of revenues	559,605	19,085	578,690
Selling and marketing expenses	221,551	10,936	232,487
General administrative expenses	181,841	(44,723)	137,118
Research and development expenses	207,024	14,702	221,726
	1,170,021	—	1,170,021

For the year ended December 31, 2009
Cost of revenues	952,229	20,145	972,374
Selling and marketing expenses	338,310	13,351	351,661
General administrative expenses	212,533	(47,328)	165,205
Research and development expenses	230,440	13,832	244,272
	1,733,512	—	1,733,512

(ii)      Certain prior year amounts of the statements of cash flows have been reclassified to conform to the current year presentation.

3.                        Concentrations and Risks

(a)                    Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2008, 2009 and 2010 as follows:

	For the year ended December 31,
	2008	2009	2010
Total number of telecommunications service providers	2	11	12
Service providers providing 10% or more of the Company’s requirements	2	2	3
Total % of the Company’s requirements provided by 10% or greater service providers	85.0%	85.3%	87.9%

(b)                    Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

The following shows the Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance and the allowance for doubtful accounts thereof:

	December 31, 2009	December 31, 2010
Customer A	11.0%	Below 10%
Customer B	10.9%	Below 10%
Allowance for doubtful accounts	RMB24.4 million	Not applicable

(c)                    Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2008, 2009 and 2010.

(d)                    Online Games

The Company derived a combined total of 98.7%, 86.0% and 85.9% of its total net revenues for the years ended December 31, 2008, 2009 and 2010, respectively from the Company’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II & III, Tianxia II and Heroes of Tang Dynasty as well as World of Warcraft, a game developed by and licensed from Blizzard Entertainment, which was re-launched in China in September 2009.

(e)                    Chinese Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide Internet services through contractual arrangements in China as this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations, its legal structure and scope of operations in China, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in China. The Chinese government may also require the Company to restructure its operations entirely if it finds that its contractual arrangements do not comply with the applicable laws and regulations. It is unclear how such a restructuring could impact the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. However, any such restructuring may cause significant disruption to the Company’s business operations.

4.                        Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2008	12,633	8,605	(1,390)	19,848
2009	19,848	15,981	(5,814)	30,015
2010	30,015	(21,031)	(1,162)	7,822

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	253,316	280,523
Prepayment for royalties - current portion (see Note 9)	138,380	197,709
Wangyibao operating funds held by 3rd party online payment settlement service providers	—	58,679
Prepayments	53,919	50,267
Interest receivable	38,533	49,232
Security deposit pledged with the court re: customer collection legal proceedings	30,000	—
Prepaid income taxes	29,646	—
Security and rental deposits	10,779	9,716
Employee advances	5,469	4,812
Other	8,083	27,855
	568,125	678,793

In February 2009, the Company launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Company engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2009 and 2010, the Company had operating funds totaling nil and RMB 58.7 million, respectively, held by its third party online payment settlement service providers as shown above.

In accordance with the license agreement of World of Warcraft, the Company is required to make the above-listed guarantee payments of RMB253.3 million and RMB280.5 million to Blizzard on behalf of SH EaseNet for the minimum guaranteed royalties as of December 31, 2009 and 2010. The guarantee amounts will be released to the Company as and when actual royalties are paid by SH EaseNet to Blizzard.

As of December 31, 2009, prepayment for royalties consisted of RMB10.4 million unamortized prepaid royalties related to a certain licensed technology purchased for RMB20.5 million in 2008 (see Note 9) as well as prepayments for royalties paid under the license agreement of World of Warcraft by SH EaseNet based on game cards activated but remaining unconsumed, which totaled approximately RMB128.0 million.  At December 31, 2010, prepayments for royalties totaled approximately RMB197.7 million, representing prepaid royalties based on game cards activated but remaining unconsumed related to World of Warcraft operations.

5.                        Prepayments and Other Current Assets (Cont’d)

The amount of employee advances listed above included staff housing loan balances of RMB3.3 million and RMB3.9 million repayable within 12 months from December 31, 2009 and 2010, respectively (see Note 9 (c)). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2009 and 2010.

6.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Building	8,159	477,402
Leasehold improvements	59,297	73,408
Furniture, fixtures and office equipment	29,295	38,170
Vehicles	1,900	4,109
Servers and computers	606,732	483,618
Software	40,970	41,275
CIP	196,579	144
	942,932	1,118,126
Less: Accumulated depreciation	(385,176)	(362,348)
Net book value	557,756	755,778

Depreciation expense was RMB89.8 million, RMB114.8 million and RMB153.3 million for the years ended 2008, 2009 and 2010, respectively.

The Company occupies a building in Guangzhou with floor space of approximately 20,000 square meters which was previously owned by a third party property developer. William Lei Ding, the Company’s Chief Executive Officer, Director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. The Company and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant the Company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged such property to the bank. In February 2009, the Company and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, the Company made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010.  By July 2010, Mr. Ding completed the transfer of his interest in the property to Boguan at cost at a value of RMB72.2 million, of which approximately RMB44.4 million remained payable to Mr. Ding as of December 31, 2010 (see Notes 12 and 21).  In addition, the Company incurred miscellaneous property-related transfer costs at a total of RMB8.4 million upon this property transfer. As a result of the foregoing property transfer, the Company records its property interest in the Guangzhou office building at a total cost of RMB80.6 million during 2010.

As of December 31, 2009, in relation to the legal proceedings of the Guangzhou office building as discussed above, the Company had certain time deposits totaling RMB91.9 million which were reported as restricted cash in its consolidated balance sheets. Of the total amount, approximately RMB83.3 million was held under an escrow account with respect to Mr. Ding’s legal proceedings against the land developer, and the remaining balance of RMB8.6 million was held under an escrow account to guarantee Mr. Ding’s performance of his settlement agreement with the land developer. Following the satisfactory completion of all the required actions of both parties under the settlement agreement, these security deposits were released to the Company in February 2010.

6.                        Property, Equipment and Software (Cont’d)

From the date the Company commenced occupying this property in July 2006 to the present, the Company has not paid any rent for its occupation of this property. The Company has incurred payments for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB75.3 million as of December 31, 2009. Although the Company has not paid any rent for this property, it reported in its consolidated statement of operations and comprehensive income an annual imputed rent (based on the prevailing market rental) of RMB9.4 million in each of 2008 and 2009 and an adjusted net rental charge of RMB2.1 million for the first six months of 2010 (prior to the Company’s ownership of the building) based on a revised annual market rental assessment performed in 2010.  The provision of the imputed rent was previously reported under accounts payable in the Company’s consolidated balance sheets. Following the successful transfer of the building to the Company by Mr. Ding in June 2010,  the Company credited the total amount of imputed rental accrued to date of approximately RMB33.9 million to the accumulated depreciation account and will amortize the remaining cost of the building over the estimated useful life of the building.

During 2007, the Company started to construct a new research and development center in Hangzhou, China. As of December 31, 2009, the Company reported cost of construction in progress for the new research and development center totaling RMB194.6 million.  In July 2010, the Company started to move in and use certain parts of the new research and development center.  By December 2010, the entire construction project together with its cost allocation report was completed with respect to the total construction costs incurred to date totaling approximately RMB387.8million.  Amortization and depreciation of the relevant capitalized assets will begin in January 2011.  The Company does not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2010.

7.                        Land Use Right

The Company acquired the land use right in 2007 for the purpose of constructing a new research and development center in Hangzhou, China. Amortization of the land use right is made over the remaining term of the land use right period of 50 years from March 13, 2008 when the Company first obtained the land use right certificate from the local authorities. The land use right will be fully amortized by August 31, 2057.  The land use right is summarized as follows (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Cost	27,779	27,779
Incentive payment from Hangzhou local government	(15,000)	(15,000)
Accumulated amortization	(474)	(733)
Land use right, net	12,305	12,046

The total amortization expense for the years ended December 31, 2008, 2009 and 2010 amounted to approximately RMB215,000, RMB259,000 and RMB259,000, respectively.  The estimated amortization expense for each of the five succeeding fiscal years is expected to be approximately RMB259,000 each year.

8.                        License Rights

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed game, which was commercially launched in China on April 6, 2011; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses on an exclusive basis in China its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial launch of StarCraft II in China. On behalf of SH EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license right. In April 2009, the Company paid Blizzard a 3-year license fee of US$30 million (RMB204.8 million) for the right to operate World of Warcraft. As World of Warcraft was commercially re-launched in September 2009, the Company started amortizing the prepayment for the license right over the license term. The Company will start amortizing the prepaid license fee for StarCraft II in 2011.

The foregoing license rights are summarized as follows (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Payment for StarCraft II license right (US$4 million)	27,464	27,464
Payment for World of Warcraft license right (US$30 million)	204,819	204,819
Accumulated amortization	(19,436)	(87,646)
	212,847	144,637

The total amortization expense for the years ended December 31, 2009 and 2010 amounted to approximately RMB19.4 million and RMB68.2 million, respectively.  The estimated amortization expense for the future fiscal years is expected to be as follows:

RMB
2011	74,949
2012	58,118
2013	9,155
2014	2,415
144,637

9.                        Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Investment in associated companies	33,584	34,677
Staff housing loans	7,464	8,896
Non-current rental deposits	2,635	2,198
Others	128	5
	43,811	45,776

(a)          In August 2008, the Company acquired a 38.5% equity interest in SunEase, Inc., a provider of e-mail integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting with allocation of the purchase price set out as follows (in thousands):

RMB
Tangible assets	12,050
Intangible assets	6,722
Goodwill	14,046
Liabilities	(1,818)
31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, RMB2.8 million and RMB1.6 million, respectively. Amortization expense of the above-mentioned intangible assets was approximately RMB0.3 million, RMB1.0 million and RMB1.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the estimated aggregate amortization expense for such intangible assets for each of the next five years is as follows (in thousands):

RMB
2011	813
2012	450
2013	450
2014	450
2015	450
2,613

The Company recorded equity share of losses from associated companies totaling RMB2.0 million and RMB4.1 million for the years ended December 31, 2008 and 2009, respectively, and equity share of profits of RMB1.1 million for the year ended December 31, 2010.

(b) During February 2006, the Company acquired at par value of US$1.0 million interest-bearing convertible notes (“the notes”) issued by a privately-held enterprise. The notes matured on February 10, 2010 bore interest at the United States federal funds rate payable annually.

In October 2008, the Company and this privately-held enterprise and another company associated with this privately-held enterprise from which the Company licensed certain technologies to operate its item-based game, entered into a three-party agreement whereby the Company agreed to pay US$3 million (equivalent to RMB20.5 million) to the licensing company for releasing the Company’s obligation to pay any further royalties under the original agreement.  As a result of the foregoing-mentioned three-party agreement, the Company recorded a prepayment for royalties totaling RMB20.5 million under other long-term assets.  Amortization of the foregoing prepaid royalties is based on a certain percentage of gross revenue generated during the reporting period in accordance with the original license agreement. As of December 31, 2009, the Company reclassified the entire unamortized portion of the prepaid royalties to current with the expectation of its being fully amortized within fiscal year 2010 (see Note 5).  Such prepaid royalties were fully amortized in 2010.

9.                        Other Long-term Assets (Cont’d)

(c) The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China totaling RMB3.6 million and RMB7.6 million for the years ended December 31, 2009 and 2010, respectively. Each individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed at 2.25% per annum for the years ended December 31, 2009 and 2010, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2009 and 2010 amounted to approximately RMB3.3 million and RMB3.9 million, respectively, are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2009 and 2010 on their taxable income generated from operation in Hong Kong. The payment of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong and StormNet IT HK to the Company are not subject to any Hong Kong withholding tax.

China

In accordance with the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises” and local income tax laws (“the previous income tax laws”) prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises”. The Enterprise Income Tax Law became effective on January 1, 2008.

The Enterprise Income Tax Law provides a five-year transition period for FIEs to gradually increase their tax rates to the uniform tax rate of 25% for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws. In addition, the Enterprise Income Tax Law provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” (“HNTEs”) under the previous income tax laws and were established before March 16, 2007, if they continue to be recognized as HNTEs under the Enterprise Income Tax Law. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws.

10.                 Taxation (Cont’d)

(a)                    Income taxes (Cont’d)

NetEase Beijing was recognized as a HNTE under the Enterprise Income Tax Law and enjoyed a preferential tax rate of 15% from 2008 to 2010.  In March 2011, NetEase Beijing was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2010; the Company recorded the resulting income tax reduction in its consolidated financials for the first quarter ended March 31, 2011.

Guangzhou Interactive enjoyed a preferential tax rate of 10% for 2008 and 2009 as it was qualified for the Key Software Enterprise tax status and 15% for 2010 as it was qualified for the HNTE tax status but not as a Key Software Enterprise for 2010.

Boguan which was recognized as a Software Enterprise under the previous income tax laws was subject to a 50% reduction in EIT from 2008 to 2010.  In addition, Boguan was granted the HNTE tax status and therefore was able to enjoy the preferential tax rate of 15% for 2008 to 2010.  Boguan paid its corporate income tax at a rate of 12.5% for the first three quarters of 2008 on the understanding that when it was granted the HNTE tax status in 2008, its would be entitled to a preferential tax rate of 7.5% based on the interpretation of the grandfather provisions under the Enterprise Income Tax Law and the related implementation guidelines. This rate was calculated by applying the 50% reduction for Software Enterprises against the 15% preferred tax rate applicable to its HNTE status. When Boguan was granted the HNTE tax status in December 2008, the relevant local tax authority duly refunded the excess income tax paid which was computed on the basis of applying the preferred tax rate of 7.5%. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified Boguan in June 2009 to pay the income tax liability for 2008 at the rate of 12.5%. The decision is based on the interpretation of the new circular issued by the State Administration of Taxation in April 2009 that the 50% reduction for Software Enterprises is made against the uniform corporate income rate of 25%, instead of the 15% preferred tax rate applicable to Boguan’s HNTE status. As such, Boguan recorded an additional tax payable of RMB23.3 million in June 2009.  Boguan was qualified as “Key Software Enterprise” in December 2009 and it therefore enjoyed a preferential tax rate of 10% for 2009.  For 2010, Boguan was subject to a preferential tax rate of 12.5% as it was qualified for the New Software Enterprise tax status in 2006 and subject to a 50% reduction to its EIT rate in 2010.  In March 2011, Boguan was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2010; the Company recorded the resulting income tax reduction in its consolidated financials for the first quarter ended March 31, 2011.

NetEase Hangzhou was recognized as a Software Enterprise and High and New Technology Enterprise in 2007 under the previous income tax laws. It was exempted from EIT on its profits for 2007 and 2008 but subject to a 3% local income tax rate for 2007. NetEase Hangzhou enjoyed a preferential tax rate of 12.5% for 2009 and 2010.

Youdao Information was recognized as a New Technology Enterprise under previous income tax laws in May 2007. According to an approval granted by the Haidian State Tax Bureau in August 2007, Youdao Information was tax-exempt in 2007. Youdao Information incurred tax losses for 2008, 2009 and 2010 and therefore, did not record any enterprise income tax.

Guangzhou Information and Hangzhou Langhe were recognized as Software Enterprise in 2009 and 2010, respectively.  As 2010 was the first profit year for both entities after they were recognized as Software Enterprises, they are exempt from EIT for 2010 and 2011 and subject to a 50% reduction in their EIT rates from 2012 to 2014.

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2008, 2009 and 2010 (in thousands except per share data):

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
NetEase Beijing	64,139	70,582	32,293
Guangzhou Interactive	84,624	38,276	25,465
Boguan	77,337	130,904	137,188
NetEase Hangzhou	51,803	44,148	74,882
Guangzhou Information	—	—	67,421
Hangzhou Langhe	—	—	39,471
Aggregate amount	277,903	283,910	376,720
Earnings per share effect, basic	0.09	0.09	0.12
Earnings per share effect, diluted	0.09	0.09	0.12

10.                 Taxation (Cont’d)

(a)                    Income taxes (Cont’d)

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current tax expense	253,519	356,921	335,827
Deferred tax expense (benefit)	12,948	(43,060)	8,619
Adjustments of a deferred tax asset for a change in the tax status of the enterprise	34,206	—	—
Income tax expenses	300,673	313,861	344,446

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2008, 2009 and 2010:

	For the year ended December 31,
	2008	2009	2010
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	0.2	0.2	0.1
Effect due to tax-exempt entities	2.9	0.4	2.1
Effect of lower tax rate applicable to high and new technology, and advanced technology enterprises	(14.7)	(13.1)	(12.9)
Change in valuation allowance	0.6	2.1	(0.9)
Effect of changes in the tax status of the enterprises	1.8	—	—
Effective income tax rate	15.8	14.6	13.4

As of December 31, 2010, certain subsidiaries of the Group had net operating loss carryforwards available to offset future taxable income which are summarized as follows (in thousands):

RMB
Loss expiring in 2011	4,022
Loss expiring in 2012	22,663
Loss expiring in 2013	33,733
Loss expiring in 2014	46,233
Loss expiring in 2015	57,569
164,220

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

The State Administration of Taxation (SAT) and the Ministry of Finance released the Circular on Issues Relating to Levying Urban Construction and Maintenance Tax and Education Surcharge on Foreign Enterprises (“Tax Circular”) in November 2010. Under the Tax Circular, urban maintenance and construction tax and education surcharges shall be collected based on value-added tax, consumption tax and business tax (hereinafter referred to as “Base Taxes”) of foreign-invested enterprises effective from December 1, 2010.  The Urban Maintenance and Construction Tax Regulations provides that :the urban maintenance and construction tax rates shall be: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, and 1% for a taxpayer living in a place other than a city, county town or town.  And the Education Surcharge Provisions provides that all institutions and individuals who pay value-added tax and business tax, other than institutions who pay rural education surcharges pursuant to the Circular of the State Council on Raising Funds for Running Rural Schools, shall pay an education surcharge; and the education surcharge rate is 3%, based on value-added tax, business tax and excise tax actually paid by each institution or individual.  As a result, the tax rates applicable to the Company’s foreign-invested enterprises are 7% and 3% for the newly implemented Urban Maintenance and Construction Tax and Education Surcharge effective from December 1, 2010.  The new tax regulation is imposed on a prospective basis.

10.                Taxation (Cont’d)

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2009 and 2010 (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	26,644	30,042
Net operating loss carry forward	10,724	—
Accruals	39,197	42,017
Deferred tax assets	76,565	72,059

Deferred tax assets - Non-current:
Depreciation of fixed assets	4,188	1,530
Net operating loss carry forward	42,330	18,625
Total	46,518	20,155
Less: valuation allowance	(42,330)	(18,625)
Deferred tax assets	4,188	1,530

Deferred tax liabilities - Non-current:
Withholding tax on the joint venture’s retained earnings (see Note 10 (d))	—	(1,455)
	—	(1,455)

The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented (in thousands):

		Provision
	Balance at	(write-back)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2008	3,277	7,707	10,984
2009	10,984	31,346	42,330
2010	42,330	(23,705)	18,625

10.                Taxation (Cont’d)

(d)                   Withholding income tax

The new Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Based on the interpretation of the current tax laws, management believes that the Company is not considered as a “resident enterprise” in China for corporate income tax purposes, but it cannot be certain that the relevant PRC tax authorities will agree with this determination.

The Company has accrued withholding tax on retained earnings held by StormNet IT HK and StormNet that it does not expect to permanently reinvest. For all other entities, the Company expects that its FIEs in China will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred. Accordingly, the Company did not record any provision for withholding tax on the retained earnings of its other entities in China for all post-2007 periods presented.

11.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2009 and 2010 (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Business tax	32,087	56,887
Individual income taxes for employees	10,250	13,743
Enterprise income taxes	145,817	199,959
Others	25,573	18,743
	213,727	289,332

12.                Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities as of December 31, 2009 and 2010 (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
Customer deposits (see note below)	64,599	142,307
Accrued construction-in-progress costs and fixed asset related payables	46,118	96,248
Payable to officer related to Guangzhou building (Notes 6 and 21)	—	44,360
Marketing expenses	29,919	40,277
Server custody fees and telecommunication charges	18,953	27,864
RSU payables (see Note 2(m))	—	27,154
Option proceeds payable to employees.	3,732	10,570
Professional fees	11,306	9,382
Accrued revenue sharing	15,642	8,936
Content fees	7,725	5,925
Temporary staff costs	3,982	4,383
Game card production costs	4,022	4,033
Others	6,802	30,973
	212,800	452,412

As of December 31, 2009 and 2010, customer deposits on Wangyibao accounts totaled RMB64.6 million and RMB142.3 million, respectively.

13.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards and online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

14.                Other Long-term Payable

The following is a summary of accrued liabilities as of December 31, 2009 and 2010 (in thousands):

	December 31,	December 31,
	2009	2010
	RMB	RMB
RSU long-term payable (see Note 2(m))	—	33,122
Other	200	220
	200	33,342

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

16.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Company has no further commitments beyond its monthly contribution.  The following table presents the Group’s employee welfare benefits for the years ended December 31, 2008, 2009 and 2010 (in millions):

	For the year ended December 31
	2008	2009	2010
	RMB	RMB	RMB
Contributions to medical and pension schemes	42.6	77.1	109.8
Other employee benefits	28.8	30.9	44.6
	71.4	108.0	154.4

17.                Share-based Compensation

(a)                   Description of stock option plan

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

(b)                   Other equity interest awards

For the year ended 2007, the Company granted equity interest awards in Youdao Computer and Youdao Information to four key employees over a four to five year period, beginning from December 1, 2007 and December 13, 2007, respectively, and ending on the respective anniversary dates of initial employment dates of the four key employees concerned. The percentage of equity interest awards ranged from 0.5% to 1.0%, and amounted to a total of 3.5% each in Youdao Computer and Youdao Information, respectively. The exercise price for each vesting period is to be determined based on the equity interest percentage awarded multiplied by the registered share capital of Youdao Computer and Youdao Information at the time of exercise. In accordance with the terms and conditions of the granting of such equity interest awards, awards granted will be forfeited upon grantee’s termination of employment, either voluntarily or involuntarily. If the employees do not exercise any of the vested equity interest awards, such awards will expire twelve months after the last vesting date. The employees duly exercised their awards vested in 2008, 2009 and 2010 which were reported as exercises of option in a subsidiary by non-controlling shareholders in the consolidated statements of shareholders’ equity.  Upon the departure of one employee from the Company’s service in 2010, a portion of his unvested options representing 0.2% in Youdao Computer and Youdao Information as of the date of departure was cancelled.

(c)                   Restricted share units plan

In November 2009, the Company adopted a restricted share units plan for the Company’s employees, directors and consultants (the 2009 RSU Plan). The Company had reserved 323,694,050 ordinary shares for issuance under the plan.  The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

17.                Share-based Compensation (Cont’d)

(d)                   Share-based compensation expense

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

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	13,679	9,021	37,342
Sales and marketing	8,564	2,323	8,123
General and administrative	23,587	9,861	31,580
Research and development	22,119	10,180	25,361
Effect on net income	67,949	31,385	102,406

The above share-based compensation cost included approximately RMB35,000, RMB35,000 and RMB30,000 for the years ended December 31, 2008, 2009 and 2010, respectively in connection with the Company’s other equity interest awards made to four key employees of Youdao Information and Youdao Computer (see Note 17 (b)).

As of December 31, 2010, total unrecognized compensation cost related to the unvested awards under the stock option plan, adjusted for estimated forfeitures, was US$0.9 million (RMB5.9 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2010, the weighted average remaining vesting period was 1.19 year.

As of December 31, 2010, total unrecognized compensation cost related to unvested awards under the restricted share unit plan, adjusted for estimated forfeitures, was US$23.6 million (RMB155.9 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2010, the weighted average remaining vesting period was 4.05 years.

(d)                   Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2008	2009	2010

Risk free interest rate	*	1.28%	*
Expected life (in years)	*	2.74	*
Expected dividend yield	*	0%	*
Volatility	*	0.49	*
Weighted average fair value of the underlying shares on the date of option grants (US$)	*	1.659	*
Weighted average grant-date fair value of options (US$)	*	0.545	*

*  Not applicable as the Company did not grant any stock options in 2008 and 2010.

Refer to Note 2 (m) for the description of the bases the Company follows in the valuation of RSUs.

17.                Share-based Compensation

(f)                     Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2008, 2009 and 2010:

	Employees	Senior Management	Director and consultants	Total	Weighted average exercise price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$
Number of ordinary shares isssuable upon exercise of stock options:
Outstanding at January 1, 2008	99,660	20,645	6,388	126,693	0.551
Exercised during the year	(23,708)	(1,675)	(5,050)	(30,433)	0.432
Expired/forfeited during the year	(6,803)	—	(88)	(6,891)	0.542
Outstanding at December 31, 2008	69,149	18,970	1,250	89,369	0.592

Outstanding at January 1, 2009	69,149	18,970	1,250	89,369	0.592
Granted during the year	—	—	875	875	1.659
Exercised during the year	(28,530)	(6,450)	(8,438)	(43,418)	0.489
Expired/forfeited during the year	(2,010)	—	—	(2,010)	0.720
Reclassification due to position change	—	(8,125)	8,125	—	—
Outstanding at December 31, 2009	38,609	4,395	1,812	44,816	0.706

Outstanding at January 1, 2010	38,609	4,395	1,812	44,816	0.706
Exercised during the year	(17,946)	(2,520)	—	(20,466)	0.641
Expired/forfeited during the year	(3,294)	—	—	(3,294)	0.728
Outstanding at December 31, 2010	17,369	1,875	1,812	21,056	0.767

Number of ordinary shares isssuable upon vesting of restricted share units:
Granted during 2010	25,768	1,452	720	27,940	1.241
Expired/forfeited during 2010	(758)	—	—	(758)	1.222
Outstanding at December 31, 2010	25,010	1,452	720	27,182	1.241

For the year ended December 31, 2010, the numbers of stock options expired and forfeited totaled approximately 1.3 million and 2.0 million, respectively.  For the year ended December 31, 2010, the numbers of restricted share units expired and forfeited totaled approximately nil and 0.8 million, respectively.

The following table presents the total intrinsic value of options exercised and the total fair value of options vested for the years ended 2008, 2009 and 2010, respectively:

	Stock Options		RSU
	US$	RMB	US$	RMB
	(in millions)	(in millions)	(in millions)	(in millions)
Total intrinsic value exercised:
2008	16.4	108.2	Not applicable	Not applicable
2009	36.3	239.6	Not applicable	Not applicable
2010	18.2	120.2	Note (a) below	Note (a) below

Total fair value vested as of December 31:
2008	12.2	80.5	Not applicable	Not applicable
2009	6.8	44.9	Not applicable	Not applicable
2010	3.5	23.4	Note (a) below	Note (a) below

Note (a): The Company made its first award of restricted share units in 2010 and none of such awards was exercised/vested in 2010.

17.                Share-based Compensation (Cont’d)

(f)                     Stock options award activity (Cont’d)

The following table presents the weighted average remaining contractual life and exercise price for the options outstanding and exercisable as of December 31, 2010:

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Life	Price
	(in thousands)	Years	US$	(in thousands)	Years	US$
Stock Options
US$0.728	20,181	1.21	0.728	8,797	1.21	0.728
US$1.659	875	3.88	1.659	219	3.88	1.659
	21,056	1.32	0.767	9,016	1.27	0.751

Restricted Share Units
Performance-based settled in stock	1,172	4.17	n/a	—	—	n/a
Time-based-settled in stock/cash	16,572	4.10	n/a	—	—	n/a
Time-based-settled in stock	9,438	3.92	n/a	—	—	n/a
	27,182	4.05	n/a	—	—	n/a

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2010 was US$13.8 million and US$6.3 million, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price of US$36.15 per ADS, or US$1.4460 per share as of December 31, 2010, and the exercise price of the underlying options as of that date.

The aggregate intrinsic value of restricted share units outstanding and exercisable as of December 31, 2010 was US$37.3 million and nil, respectively. The intrinsic value is calculated based on the Company’s closing stock price of US$36.15 per ADS, or US$1.4460 per share as of December 31, 2010.

The movements of unvested shares under the restricted share units plan for 2010 are set out in the following summary (in thousands):

Balance as of 1/1/2010	—
Issued during 2010	27,940
Forfeited during 2010	(758)
Balance as of 12/31/2010	27,182

It is the Company’s policy to issue new shares upon share option exercise and vesting of restricted shares.  The Company’s stock option plan expired in February 2010.  As of December 31, 2010, the number of restricted shares available for future grant under the Company’s restricted share unit plan is set out as follows (in thousands):

Total number of shares reserved under the RSU Plan	323,694
No. of restricted shares issued during 2010	(27,940)
No. of restricted shares cancelled during 2010	758
Total number of shares available for future grant	296,512

18.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2008, 2009 and 2010:

	For the year ended December 31,
	2008	2009	2010
Numerator (RMB in thousands):
Net income attributable to NetEase.com, Inc.’s shareholders for basic/dilutive net income per share calculation	1,596,688	1,850,436	2,235,772

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,117,117	3,225,250	3,246,426
Dilutive effect of employee stock options and restricted share units	117,097	23,733	15,460
Weighted average number of ordinary shares outstanding, diluted	3,234,214	3,248,983	3,261,886
Net income per share, basic (RMB)	0.51	0.57	0.69
Net income per share, diluted (RMB)	0.49	0.57	0.69

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2008, 2009 and 2010, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share was approximately 41.7 million shares, 13.0 million shares and 5.0 million shares, respectively.

19.                Commitments and Contingencies

(a)                   Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through March 2013. As of December 31, 2010, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental commitments	Server custody fee commitments	Capital commitments	Office machines and other commitments	Total
	RMB	RMB	RMB	RMB	RMB
2011	18,674	74,111	6,930	37,004	136,719
2012	5,480	6,664	—	5,733	17,877
2013	456	—	—	134	590
2014	—	—	—	20	20
Beyond 2014	—	—	—	19	19
	24,610	80,775	6,930	42,910	155,225

The Company has committed, as a sponsor of The Asian Games of 2010, to provide to Guangzhou Asian Games Organization Committee (“GZAGOC”) and The Olympic Council of Asia a cash payment of RMB1.5 million and certain value in kind (“VIK”) support and services totaling RMB70.0 million in connection with The Asian Games of 2010 in the Guangzhou, China. VIK support and services cover marketing promotion support, e-mail system development cost, broadband services, equipment rental and cost of supporting software, IT equipment, and manpower costs as well as office rental to provide such support and services.  By December 31, 2010, the Company had completed the majority of its contractual obligations for VIK support and services and had received confirmations from GZAGOC in the amount of RMB70.0 million for the VIK support and services that the Company had contributed.  Under the sponsorship contract, the Company is required to provide certain post-Asian Games support services which are expected to end on November 30, 2011.  As of December 31, 2010, the Company estimated that the value of its outstanding commitment towards the post-Asian Games supporting services was approximately RMB1.1 million and included such amount under office machines and other commitments as set out in the above commitments table.

For the years ended December 31, 2008, 2009 and 2010, the Company incurred rental expenses in the amounts of approximately RMB30.0 million, RMB37.7  million and RMB42.2 million, respectively. The rental expenses for the years ended December 31, 2008, 2009 and 2010 included an imputed rental charge of approximately RMB9.4 million for each of fiscal years 2008 and 2009 and RMB2.1 million for the first half of 2010 which relate to the Company’s use of the Guangzhou office building (see Note 6).

In August 2008, Blizzard agreed to license to SH EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform, as described in Note 8 above. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II in China.  In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to SH EaseNet in mainland China for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. Under these license agreements, SH EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned two license contracts, the Company has incurred an overall commitment totaling approximately RMB2.2 billion. As of December 31, 2010, the Company’s outstanding commitments under the two license contracts totaled RMB1.3 billion which was computed on the basis that StarCraft II would be launched in 2011.  The commercial launch of StarCraft II in China occurred on April 6, 2011 after the Company obtained approval from the relevant government authorities.  As of December 31, 2010, the Company’s commitments with respect to the first year after date of commercial launch above can be summarized as follows (in millions):

RMB
Contract Year One	226.0
Contract Year Two	332.8
Contract Year Three	705.1
Total	1,263.9

In addition, SH EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the two license agreements with Blizzard in the aggregate amount of up to approximately RMB1.4 billion over the three-year term of each license.  This amount represents the maximum expenditure SH

19.                Commitments and Contingencies (Cont’d)

(a)                   Commitments (Cont’d)

EaseNet would have to make for the prescribed hardware, but it may be required to spend this amount in order to satisfy its obligations with respect to such hardware.

With respect to the above commitment table related to Blizzard licensed games, the Company has guaranteed the foregoing amounts if and to the extent SH EaseNet has insufficient funds to make such payments. The Company will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by SH EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, the Company and the joint venture with Blizzard which provides technical services to SH EaseNet.

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

20.                Share Repurchase Programs

The Company’s Board has approved four share repurchase programs since 2006 authorizing management to repurchase the Company’s ordinary shares to enhance shareholder value. The timing and actual number of shares subject to repurchase were at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specified a maximum number of shares subject to repurchase and had an expiration date and could have been limited or terminated at any time without prior notice.

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

There was no other share repurchase program authorized nor any stock repurchase made during the years ended December 31, 2009 and 2010.  As of December 31, 2009 and 2010, the Company did not have any repurchased shares pending cancellation.

21.                Related Party Transactions

As explained in Note 6, by July 2010, Mr. Ding completed the transfer of his interest in the property to Boguan at cost at a value of RMB72.2 million, of which approximately RMB44.4 million remained outstanding and included under accrued liabilities and other payables as of December 31, 2010 (see Note 12).

On May 4, 2009, an employee of the Company incorporated Zhejiang Province NetEase Foundation (“NetEase Foundation”) and members of its board consisted of the Company’s Chief Executive Officer and certain senior managers. The initial share capital of RMB10.0 million at formation of NetEase Foundation was donated by NetEase Beijing. Throughout 2009, NetEase Beijing made a total contribution of approximately RMB10.4 million, including the foregoing initial share capital contribution to NetEase Foundation. As of December 31, 2009, NetEase Foundation was still in the process of applying for the approved charitable organization status under the relevant Chinese income tax laws. Accordingly, NetEase Beijing did not record any tax benefit associated with its donation made to NetEase Foundation in 2009.  In April 2010, NetEase Foundation received the relevant government authority’s approval and became an approved charitable organization; hence, NetEase Beijing recognized the tax benefit for its 2009 contribution in fiscal year 2010 accordingly.  During 2010, NetEase Foundation received donations totaling RMB26.2 million from certain subsidiaries of the Company. There was no outstanding balance between the Company and NetEase Foundation as of December 31, 2009 and 2010.

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

22                   Segment Information (Cont’d)

(b)                   Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2008, 2009 and 2010. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no transaction between reportable segments for the years ended December 31, 2008, 2009 and 2010 (in thousands).

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
	(Revised, Note 2(v))	(Revised, Note 2(v))
Total revenues:
Online game services	2,498,518	3,368,689	4,944,439
Advertising services	405,887	383,560	633,209
Wireless value-added services and others	71,719	71,202	82,141
Total revenues	2,976,124	3,823,451	5,659,789

Business tax benefit (charge) (Note 10(b)):
Online game services	130,666	(28,758)	(89,937)
Advertising services	(34,500)	(36,876)	(60,551)
Wireless value-added services and others	12,294	(870)	(1,632)
Total business taxes	108,460	(66,504)	(152,120)

Net revenues:
Online game services	2,629,184	3,339,931	4,854,502
Advertising services	371,387	346,684	572,658
Wireless value-added services and others	84,013	70,332	80,509
Total net revenues	3,084,584	3,756,947	5,507,669

Cost of revenues:
Online game services	(278,294)	(638,473)	(1,378,018)
Advertising services	(217,604)	(235,841)	(312,921)
Wireless value-added services and others	(82,792)	(98,060)	(107,902)
Total cost of revenues	(578,690)	(972,374)	(1,798,841)

Gross profit (loss):
Online game services	2,350,890	2,701,458	3,476,484
Advertising services	153,783	110,843	259,737
Wireless value-added services and others	1,221	(27,728)	(27,393)
Total gross profit	2,505,894	2,784,573	3,708,828

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

23.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1.8 billion or 18.0% of the Company’s total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.