Form 20-F
period 2011-12-31
NetEase, Inc.
filed 2012-04-26
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-30666

NETEASE, INC.
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

3,273,936,881 ordinary shares, par value US$0.0001 per share.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

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

A.                         Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the year ended December 31, 2008 and as of December 31, 2009 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report. The following data for the years ended December 31, 2007 and as of December 31, 2007 and 2008 were derived from our unaudited consolidated financial statements for those years (which are unaudited as they have been revised from previously issued audited financial statements to reflect the reclassification of certain facility costs to better reflect staff-related operating cost), which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Online game services	1,932,635	2,498,518	3,368,689	4,944,439	6,552,431	1,041,077
Advertising services	305,058	405,887	383,560	633,209	795,422	126,380
Wireless value-added services and others	68,018	71,719	71,202	82,141	124,898	19,844
	2,305,711	2,976,124	3,823,451	5,659,789	7,472,751	1,187,301
Business tax (expense)/benefit	(92,424)	108,460	(66,504)	(152,120)	(182,099)	(28,933)
Net revenues	2,213,287	3,084,584	3,756,947	5,507,669	7,290,652	1,158,368

Cost of revenues	(428,339)	(578,690)	(972,374)	(1,798,841)	(2,372,288)	(376,919)
Gross profit	1,784,948	2,505,894	2,784,573	3,708,828	4,918,364	781,449

Operating expenses:
Selling and marketing expenses	(243,600)	(232,487)	(351,661)	(656,976)	(849,205)	(134,925)
General and administrative expenses	(140,238)	(137,118)	(165,205)	(189,621)	(280,227)	(44,524)
Research and development expenses	(195,508)	(221,726)	(244,272)	(317,929)	(465,490)	(73,959)
Total operating expenses	(579,346)	(591,331)	(761,138)	(1,164,526)	(1,594,922)	(253,408)

Operating profit	1,205,602	1,914,563	2,023,435	2,544,302	3,323,442	528,041
Other income (expenses):
Investment income	474	1,518	354	290	14,128	2,245
Interest income	112,600	144,805	128,168	141,001	258,053	41,000
Exchange (losses) gains	(50,891)	(167,102)	9,617	(89,488)	(79,058)	(12,561)
Other, net	(1,084)	3,552	(10,934)	(19,634)	99,164	15,756
Income before tax	1,266,701	1,897,336	2,150,640	2,576,471	3,615,729	574,481
Income tax	(2,689)	(300,673)	(313,861)	(344,446)	(392,756)	(62,402)

Net Income	1,264,012	1,596,663	1,836,779	2,232,025	3,222,973	512,079

Net loss attributable to non-controlling interests	74	25	13,657	3,747	11,291	1,794
Net income attributable to NetEase, Inc.’s shareholders	1,264,086	1,596,688	1,850,436	2,235,772	3,234,264	513,873
Unrealized gains on investments	1,332	—	—	—	—	—
Comprehensive income	1,265,418	1,596,688	1,850,436	2,235,772	3,234,264	513,873

Net income per share, basic	0.41	0.51	0.57	0.69	0.99	0.16
Net income per share, diluted	0.38	0.49	0.57	0.69	0.99	0.16
Net income per ADS, basic	10.24	12.81	14.34	17.22	24.76	3.93
Net income per ADS, diluted	9.55	12.34	14.24	17.14	24.68	3.92
Weighted average number of ordinary shares outstanding, basic	3,086,451	3,117,117	3,225,250	3,246,426	3,265,550	3,265,550
Weighted average number of ADS outstanding, basic	123,458	124,685	129,010	129,857	130,622	130,622
Weighted average number of ordinary shares outstanding, diluted	3,307,538	3,234,214	3,248,983	3,261,886	3,276,704	3,276,704
Weighted average number of ADS outstanding, diluted	132,302	129,369	129,959	130,475	131,068	131,068
Share-based compensation cost included in:
Cost of revenues	14,890	13,679	9,021	37,342	57,318	9,107
Selling and marketing expenses	14,357	8,564	2,323	8,123	11,357	1,804
General and administrative expenses	33,887	23,587	9,861	31,580	17,897	2,844
Research and development expenses	32,293	22,119	10,180	25,361	35,460	5,634
	95,427	67,949	31,385	102,406	122,032	19,389

Other Financial Data:
Capital expenditures	71,516	133,329	407,727	297,980	410,120	65,162
Net cash provided by (used in):
Operating activities	1,379,902	2,017,799	2,094,495	2,854,954	4,072,948	647,126
Investing activities	952,298	(3,409,258)	(1,907,584)	(2,621,162)	(3,208,233)	(509,737)
Financing activities	(960,410)	(157,293)	40,533	24,139	73,544	11,685

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalent	2,482,821	793,408	1,041,290	1,285,137	2,214,618	351,867
Time deposits	1,675,814	4,820,000	5,975,378	8,193,972	9,704,777	1,541,934
Property, equipment and software, net	183,472	258,788	557,756	755,778	848,469	134,808
Total assets	4,685,659	6,345,893	8,803,469	11,586,662	15,444,931	2,453,953
Total current liabilities	1,276,826	829,048	1,377,925	1,828,227	2,282,577	362,665
Total long-term liabilities	10,200	200	200	34,797	63,890	10,151
Working capital (Note 2)	3,159,467	5,144,731	6,594,637	8,798,668	12,191,609	1,937,052
Total shareholders’ equity	3,398,633	5,516,645	7,425,344	9,723,638	13,098,464	2,081,137

Note 1:	See the section titled “Exchange Rate Information” below.
Note 2:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.2939 on the last trading day of 2011 (December 30, 2011) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 13, 2012 was US$1.00: RMB6.3022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 30, 2011 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2007, 2008, 2009, 2010 and 2011.

Year	Renminbi Average(1)
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2011	6.3534	6.3825
November 30, 2011	6.3400	6.3839
December 31, 2011	6.2939	6.3733
January 31, 2012	6.2940	6.3330
February 29, 2012	6.2935	6.3120
March 31, 2012	6.2975	6.3315

B.                         Capitalization and Indebtedness

Not Applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                         Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 83.1%, 84.4% and 83.6% of our total net revenues in 2009, 2010 and 2011, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II, Fantasy Westward Journey, Tianxia III, Heroes of Tang Dynasty and Ghost, as well as World of Warcraft®, a game licensed from Blizzard Entertainment Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 83.1%, 84.4% and 83.6% of our total net revenues in 2009, 2010 and 2011, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our time-based games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2011, we released Tianxia III, a comprehensive upgrade that builds on the strong user base of its predecessor, Tianxia II, which further enhanced our leading position in the 3D game market. We also introduced expansion packs for Fantasy Westward Journey, Westward Journey Online II and Heroes of Tang Dynasty.  In addition, we engaged celebrity spokespersons to promote certain of our games in 2011.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 2.5D and 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 2.5D and 3D games and software components for such games, and we cannot assure you that such games will be successful. In particular, we have been devoting a significant portion of our research and development efforts to developing new 2.5D and 3D games. For example, we commercially launched Heroes of Tang Dynasty in April 2010, Ghost in July 2010, Legend of Fairy in May 2011, and Tianxia III in October 2011. We are also currently testing several additional new games.  Each of these games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft II: Wings of Liberty and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. Shanghai EaseNet commercially launched World of Warcraft in September 2009 and StarCraft II: Wings of Liberty in April 2011 after receiving the relevant government authorities’ approvals. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term of the World of Warcraft license agreement for an additional three years commencing from September 2012. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” We lack experience in licensing online games from third parties and have limited experience working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business. Also, the full benefits of our arrangements with Blizzard may take considerable time to develop, and we cannot be certain that such arrangements will produce their intended benefits. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

Shanghai EaseNet, as licensee of the games, has paid to Blizzard initial license fees. In addition, the licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, precipitated a global economic slowdown, including a slowdown in the rate of economic growth in China during several quarters since 2008. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy has had and may continue to have an adverse effect on our business. While there have been signs of economic recovery in China and the world’s major economies, there can be no assurance that the economic recovery may be sustained. As a result, prolonged disruptions to the global credit and capital markets and the global economy, including as a result of the European debt crisis as discussed in the next risk factor, may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

Our results of operations, liquidity and financial position may be adversely affected by the European debt crisis.

As part of our efforts to minimize our foreign exchange risk, we keep our liquid assets in bank deposits and short term investments in various currencies, including mainly the US dollar, Euro and RMB. As of December 31, 2011, we had Euro-denominated cash and cash equivalent and time deposits totaling €74.3 million (approximately US$96.4 million at an exchange rate of US$1.00: €0.7708, as reported in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011), representing approximately 5.1% of our total cash and cash equivalents and time deposits. During 2011, the long term structural deficits in numerous European nations coupled with the deterioration of the economic outlook led the weaker nations to a liquidity and solvency crisis. Eurozone leaders have made numerous attempts to solve this debt crisis; but, to date, a sustainable long term solution has not been implemented and much uncertainty remains.

If the European debt crisis continues or further deteriorates, European banks may face further liquidity problems, and weaker banks could even become insolvent. If the Euro dissolves entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. The European debt crisis could also result in a significant devaluation of the Euro. Any of these conditions could ultimately adversely affect the value of such assets and thus our overall liquidity and financial position.

In addition, ongoing economic problems in Europe as a result of the debt crisis, including possibly a break up of the Eurozone, could be a deeply disruptive global economic event which could adversely affect the growth of China’s economy and thus our business, results of operations and financial position.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 9.9% of our total net revenues for 2011, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, the competition in the online advertising industry in China has intensified since Baidu.com, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Inc., or Tencent, Alibaba.com Limited, or Alibaba, Youku Inc., or Youku, and other vertical Internet portals came into the market. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in 2010 and 2011. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

Historically, advertising revenue has followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the fourth quarter being the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

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

Guangzhou NetEase and Guangyitong Advertising are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games and wireless value-added and other fee-based premium services, the two majority-owned subsidiaries of Guangzhou NetEase, namely, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, as a search business operator, and Wangyibao Co., Ltd., or Wangyibao, as the operator of our Wangyibao payment system, and Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our “variable interest entities,” or VIEs, for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2011, approximately 44.5% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase (Hong Kong) Limited, or NetEase Hong Kong, NetEase Interactive Entertainment Limited, or NetEase Interactive, Guangzhou Boguan Telecommunication Technology Co., Ltd., or Boguan, Hong Kong NetEase Interactive Entertainment Limited, or Hong Kong NetEase Interactive, NetEase Youdao Information Technology (Beijing) Co., Ltd. (formerly named NetEase Yodao Information Technology (Beijing) Co., Ltd.), or Youdao Information, Guangzhou NetEase Interactive Entertainment Co., Ltd., or Guangzhou Interactive, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, Guangzhou NetEase Information Technology Co., Ltd., or Guangzhou Information, Hangzhou Langhe Technology Co., Ltd., or Hangzhou Langhe, Zhejiang Weiyang Technology Co., Ltd., Ujia.com, Inc., or Ujia Cayman, Ujia (Hong Kong) Limited, or Ujia Hong Kong, and Lede Technology Co., Ltd., or Lede Technology. As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and variable interest entities are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “— We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and withholding income tax for any dividends we pay to our non-PRC corporate shareholders on profits earned after January 1, 2008.” below for further details. Any limitation on the ability of our PRC subsidiaries and variable interest entities to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any transfer of funds from us to any of our PRC subsidiaries or variable interest entities, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC subsidiaries and variable interest entities are not permitted under PRC law to directly lend money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries or variable interest entities. These limitations on the free flow of funds between us and our PRC subsidiaries and variable interest entities could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

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

If we need to cause the transfer of shareholdings of Guangzhou NetEase, Guangyitong Advertising or Shanghai EaseNet from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax at statutory rates of 30.0% and 3.0%, respectively, under the previous income tax law. Our subsidiaries, NetEase Beijing, Guangzhou Interactive, Boguan, NetEase Hangzhou and Youdao Information, and our variable interest entity, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New Technology Enterprises” (or HNTEs), “Software Enterprises,” “Key Software Enterprises” or “New Software Enterprises” under the then applicable tax rules and regulations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or Key Software Enterprise. For example, for 2009 and 2010, Boguan was subject to a preferential tax rate of 12.5% as it was recognized as a Software Enterprise in 2006 and subject to a 50% reduction to its EIT rate in 2009 and 2010. In addition, Boguan was recognized as a Key Software Enterprise in December 2009 and March 2011 and enjoyed a further reduced preferential tax rate of 10% for 2009 and 2010, respectively.  We recorded the resulting income tax reduction in our consolidated financial statements in 2009 and 2011, respectively. Boguan renewed its recognition as a HNTE in 2011 and enjoys a preferential tax rate of 15% from 2011 to 2013. NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007 and its qualification as a HNTE was renewed in 2011. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011 and enjoys a preferential tax rate of 15% from 2012 to 2013. See item 5.A. “Operating Results — Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries in the future, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year or the following tax year.  The qualifications for HNTE or “Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China. Without any preferential tax status, the standard EIT rate is 25.0%. Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and variable interest entities may need to pay additional taxes, which could have a material adverse effect on our results of operations.

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

Under the implementation rules of the Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

Because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of NetEase, Inc. which are considered “non-resident enterprises” may be subject to withholding income tax and the value of the investment in our shares or ADSs may be adversely and materially affected.

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

In addition, fire, floods, droughts, typhoons, earthquakes and other natural disasters could result in material disruptions of our operations and adversely affect our revenues and profit. For example, the PRC government declared April 21, 2010 as a national mourning day for the April 14, 2010 earthquake centered in Qinghai Province. As required by the PRC government, we and the other major online game operators in China suspended our game operations during this national mourning day.

We may be subject to breaches of our information technology systems, which could materially adversely affect our reputation and our results of operations and financial position and expose us to liability claims.

Any compromise of the security of our information technology systems could materially adversely affect the operations of the NetEase websites and result in improper disclosure of personal data and other information.  Hackers develop and deploy viruses, worms, and other malicious software programs to attack websites and gain access to networks and data centers, and there have been a number of well-publicized malicious attacks against a variety of companies worldwide to gain access to non-public information.  Hackers may also act in a coordinated manner to launch distributed denial of service attacks, or other coordinated attacks, that may cause service outages or other interruptions.

We collect demographic data, such as email addresses, geographic location, income level, online spending patterns and occupation, from our registered users in order to better understand users and their needs.  Such information is referred to in our industry as personally identifiable information, or PII.  We also provide PII to online advertisers, on an anonymous aggregate basis, without disclosing personal details such as name and home address, to enable them to target specific demographic groups.  Although we believe that we have not experienced any hacking activity that allowed unauthorized access to any information stored on our information technology systems or caused any loss or corruption of PII, software or other computer equipment, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time.  In addition, we have had viruses and worms introduced into our systems.  Although these are industry wide problems that affect many companies worldwide, we anticipate that we may be subject to additional attacks in the future because of the high profile of our company in the Chinese Internet industry and the increasingly large amount of PII we are collecting.

We take a number of measures to ensure that our information technology systems are secure, including ensuring that our servers are hosted at physically secure sites and limiting access to server ports.  We also use encryption and authentication technologies to secure the transmission and storage of data.  These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities.  Third parties may also attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems.  We expect that we will be required to continue to expend significant resources to system security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security.  We may experience a breach of our systems and may be unable to protect sensitive data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of PII, our reputation and brand could be materially damaged and use of the NetEase websites and our services could decrease.  We could also be exposed to a risk of loss or litigation and possible liability, which could result in a material adverse effect on our business, results of operations and financial condition.

We are subject to a variety of laws and other obligations regarding data protection in China.  In addition, the data we collect may not be accurate which could adversely affect the development of our services.

We are subject to laws in China relating to the collection, use, retention, security and transfer of PII.  These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and VIEs, and among our company, our subsidiaries, VIEs and other parties with which we have commercial relations. These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future.  Complying with emerging and changing requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance could result in penalties or significant legal liability, including fines and public announcements of misconduct by the relevant telecommunication regulatory authorities.

Our privacy policies and practices concerning the use and disclosure of data are posted on the NetEase websites. Any failure by us, our business partners or other parties with whom we do business to comply with its posted privacy policies or with other applicable privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, as noted above, we provide PII to online advertisers to enable them to target specific demographic groups.  If privacy concerns or regulatory restrictions prevent us from collecting this information or from selling demographically targeted advertising, the NetEase websites may be less attractive to advertisers.  If privacy concerns or regulatory restrictions prevent us from collecting or using this data, the analysis of our target market and the developing trend of our services, such as new online games, may not be accurate.  Furthermore, we rely solely on the data provided by our users and do not verify the authenticity of such data. If the information that we collect is materially inaccurate or false, this may also adversely affect our understanding of customer needs and our development of attractive new services, including improvements to existing online games and the introduction of new games.

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

Under recently enacted U.S. tax legislation and subject to future guidance, if we are a PFIC, U.S. Holders (as defined below) will be required to file an annual information return with the IRS (on IRS Form 8621) relating to their ownership of our shares or ADSs.  Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Holders that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect the recently enacted legislation.  Guidance has not yet been issued regarding the information required to be included on such form.  Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

The value of the Renminbi may fluctuate according to a number of factors. From 1995 until July 2005, the People’s Bank of China, or PBOC, intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.28 per U.S. dollar.  On July 21, 2005, the PRC government reformed this policy to allow the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  There have been a number of changes to the currency policy in the PRC since July 2005, and the Renminbi has appreciated significantly since then.  There currently remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Our revenues are primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, our ADSs in foreign currency terms.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Most of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.

Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiaries and affiliates may also retain foreign exchange in its current account, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, any transfer of funds from us to any of our PRC subsidiaries or variable interest entities, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries or variable interest entities will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance the operations of our PRC subsidiaries or variable interest entities by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule.  On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule.  Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options or other employee equity incentive plans.  We have registered with and obtained approvals from SAFE office in Beijing for the participants of our equity compensation plans who are PRC citizens.  Nevertheless, if we or such PRC participants fail to comply with these regulations, we or such PRC participants may be subject to fines and other legal or administrative sanctions.

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

The audit report included in this annual report has been prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (United States) and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangdong Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004, which was further replaced by the Value-Added Telecommunication Operating License issued by the Guangdong Provincial Telecommunications Bureau in 2009. Guangzhou NetEase has also obtained the following licenses and registrations: a website registration with the Guangzhou Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products on the Internet, which was replaced by a publication operating license issued by the Administration of Culture, Radio, Film and Television, Press and Publication of Guangzhou, an Internet publishing license issued by General Administration of Press and Publication, an Internet Culture Operating License issued by the Ministry of Culture, or MOC, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an Internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television, a permit for the production of audiovisual programs issued by the Radio, Film and Television Administration of Guangdong and a license for the sale of security products for computer information systems issued by the Ministry of Public Security. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an ICP. In addition, to operate the online games licensed from Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

On February 15, 2007, the MOC issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which directs the PBOC to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. Under the Internet Cafés Notice, the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a clear distinction between virtual transactions and real transactions, so that virtual currency should only be used to purchase virtual items.

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

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which were effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued Detailed Rules for the Implementation of the Administrative Measures for the Payment Services Provided by Non-financial Institutions, which provide, among other things, further explanation for the qualifications of applicants and more detailed description for the application materials.

We currently operate an online payment system used by both distributors of our prepaid point cards and end users of our online services. This payment system may require a permit under the PBOC Measures to continue in operation, and we are currently in the process of applying for such permit from the PBOC. As the PBOC Measures are quite new, we cannot be certain how they will be interpreted and enforced by the People’s Bank of China and when or if we will be granted such permit. An inability to continue operating our current online payment system would likely materially and adversely affect the operation and profitability of our business.

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

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China has intensified as new entrants have come into the market, such as Baidu, Sina, Sohu, Tencent, Alibaba, Youku and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Item 4.   Information on the Company

A.              History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We developed our own proprietary Internet search engine, Youdao, which was launched in December 2007 and is free of charge to users.

In connection with the restructuring of our operations which is discussed below in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions,” NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2011 Revision). We changed our name from “NetEase.com, Inc.” to “NetEase, Inc.” with effect from March 29, 2012 after its approval at our extraordinary general meeting of shareholders held on the same day.  We believe that the change of name would more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services. Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2011 consisted mainly of costs incurred for the construction of a new office building in Beijing, China (including costs for obtaining land use right and preparing the land for future construction), office renovations, furniture and fixtures, the acquisition of new servers in connection with the operation of our self-developed games and Blizzard’s World of Warcraft and StarCraft II: Wings of Liberty, as well as our mailbox infrastructure, for a total of approximately RMB410.1 million (US$65.2 million). Our principal capital expenditures for 2010 consisted mainly of costs incurred for the construction of our research and development complex in Hangzhou, China, office renovations, furniture and fixtures, computer equipment, and software costs, as well as the acquisition of new servers in connection with the operation of Blizzard’s World of Warcraft and in preparation for the operation of StarCraft II: Wings of Liberty for a total of approximately RMB298.0 million. We substantially completed and moved into our new research and development complex in Hangzhou in 2010. Our principal capital expenditures for 2009 consisted mainly of the purchase of computer equipment as well as software costs for a total of RMB407.7 million.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, Shanghai EaseNet as licensee of the games has paid to Blizzard an aggregate of RMB271.6 million (US$40.0 million) as initial license fees as of December 31, 2011. The licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2011, we had capital expenditure commitments of RMB77.6 million (US$12.3 million) for 2012 which primarily consist of commitments made in connection with the construction of a new office building in Beijing and the purchase of computer equipment. Our capital expenditures in 2011 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

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

We generate revenues from fees we charge users of our online games and from selling advertisements on the NetEase websites, and to a much lesser extent, from wireless value-added and other fee-based premium services, including e-commerce services. Our basic service offerings on the NetEase websites are available without charge to our users.

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

We use two revenue models for games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. Most of our revenues come from our in-house games that use the time-based model and from World of Warcraft and StarCraft II: Wings of Liberty, which also use the time-based model. We commercially launched our first item-based online games, Tianxia II and Warsong of Westward Journey (previously named Legend of Westward Journey), in June and September 2008, respectively, and subsequently launched several other item-based MMORPG games, New Fly for Fun, Heroes of Tang Dynasty and Legend of Fairy, as well as Tianxia III, a comprehensive upgrade of Tianxia II. We plan to launch other new games using the item-based revenue model in the future.

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

Our Portal

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories—content, community and communication. Our wide range of content appeals to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences between the ages of 23 and 35. We are continually working to reinforce our leadership position through premium content and service development and innovation.

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including micro-blogging, blogging, photo album, instant messaging, online personal advertisements, open courses, news apps, e-reading, matchmaking, clubs and community forums.

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

Wireless Value-Added Services and Others

We offer a wide range of wireless value-added services, or WVAS, which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. Combining content from our Internet portal with mobile applications we have developed in-house, we can rapidly develop sophisticated WVAS. We also offer free and fee-based premium e-mail services as well as e-commerce related services, such as personalized photo-based products, to our users.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added and other services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase and Guangyitong Advertising. Under the contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising and they operate the NetEase websites and the online advertising business. Guangzhou NetEase has two majority-owned subsidiaries, Youdao Computer (a search business operator) and Wangyibao (the operator of our Wangyibao payment system). For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a result of our contractual arrangements with these companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in them. They are therefore considered our variable interest entities, or VIEs, and we consolidate the results of operations of these VIEs and their subsidiaries in our historical consolidated financial statements. See also Item 5 “Operating and Financial Review and Prospects.” Hangzhou Leihuo Network Co., Ltd. and Ujia E-commerce Co., Ltd., or Ujia E-commerce, are also VIEs of our company, but they have not been fully operational since their formation in April 2009 and August 2011, respectively.

Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and provides technical services to Shanghai EaseNet.

Ujia Cayman, Ujia Hong Kong and Lede Technology were established by us in the second half of 2011. Lede Technology now operates our e-commerce business.

We established Zhejiang Weiyang Technology Co., Ltd. in March 2010 to operate a swine raising business in Zhejiang Province, China.  As of December 31, 2011, this company was still in the process of negotiation with the relevant government authorities over the selection of an appropriate site for this business.

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

Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey, Westward Journey Online II, Tianxia III (a comprehensive upgrade of Tianxia II), Ghost, Heroes of Tang Dynasty and Westward Journey Online III. These games are MMORPGs set in classical Chinese-themed fantasy worlds, of which Fantasy Westward Journey, Westward Journey Online II and Westward Journey Online III are 2D games, Ghost and Heroes of Tang Dynasty are 2.5D games and Tianxia III is a 3D game. The following table sets forth these and certain of our other major MMORPG games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
Westward Journey Online II	MMORPG, classical Chinese setting	Time-Based	August 2002	May 2011
Fantasy Westward Journey	MMORPG, classical Chinese setting	Time-Based	December 2004	September 2011
Datang	MMORPG, Tang dynasty setting	Time-Based	July 2006	December 2011
Westward Journey Online III	MMORPG, classical Chinese setting	Time-Based	September 2007	August 2011
Warsong of Westward Journey	MMORPG, classical Chinese setting	Item-Based	September 2008	August 2011
New Fly for Fun	MMORPG, cartoon-style flying theme	Item-Based	October 2008	January 2011
Heroes of Tang Dynasty	MMORPG, classical Chinese setting	Item-Based	April 2010	December 2011
Ghost	MMORPG, classical Chinese setting	Item-Based	July 2010	September 2011
Legend of Fairy	MMORPG, European-style fairy setting	Item-Based	May 2011	December 2011
Tianxia III (a comprehensive upgrade of Tianxia II)	MMORPG, classical Chinese setting	Item-Based	October 2011	—

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

Web-based Games

Web-based games are games that players can easily access and play via the Web without downloading and installing any software. Our principal web-based games are Storm of Empires, Crazy Man and Fairyland Village, all of which use an item-based revenue model.

Casual Games

In 2005, we launched an online casual game platform which has various multi-player games such as billiards, card games and mahjong. Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the gameplay or advanced tools, which players can use in the game, utilizing our prepaid point card system. As of December 31, 2011, our online casual game platform offered more than 30 casual games to users.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2011, our company employed approximately 1,568 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 878 personnel provided customer service support for World of Warcraft.

User Fees

Users of Fantasy Westward Journey, Westward Journey Online II, Datang and Westward Journey Online III pay fees according to the amount of time they play the games, which is currently RMB0.40 (US$0.06) per hour for each game. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty, Warsong of Westward Journey and Ghost, we charge users a separate fee for each virtual item purchased within the games.

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

Revenues from our online games accounted for 88.9%, 88.1% and 88.4% of our total net revenues in 2009, 2010 and 2011, respectively.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed strategy game, which was commercially launched in April 2011; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net platform, which enables multiplayer interaction within these games and other online services. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. Shanghai EaseNet, as licensee of the games, has paid to Blizzard RMB27.5 million (US$4.0 million) as an initial license fee as of December 31, 2008 and recorded the payment as prepayment for license rights. In April 2011, Shanghai EaseNet paid the remainder of the license fee of RMB39.3 million (US$6.0 million) to Blizzard and recognized the total amount of RMB66.8 million (US$10.0 million) as intangible assets.

In addition, in April 2009, Shanghai EaseNet paid Blizzard a three-year license fee of RMB204.8 million (US$30 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade), its second expansion pack, Wrath of the Lich King, and its third expansion pack, Cataclysm, in September 2009, August 2010 and July 2011, respectively. Shanghai EaseNet’s license to operate World of Warcraft in the PRC has a three-year term from September 2009. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term for an additional three years commencing from September 2012.

With respect to the license agreements with Blizzard, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments amount to approximately RMB2.2 billion (US$322 million) over the terms of the agreements. As of December 31, 2011, our outstanding commitments under the two license agreements totaled RMB576.9 million (US$91.7 million). We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. In addition, in connection with the three-year extension of the World of Warcraft license, we expect to incur an additional commitment totaling approximately RMB1.3 billion (US$0.2 billion), including royalty, consultancy fees to Blizzard and minimum marketing expenditure.

Blizzard has the right to terminate the license of the foregoing games under certain circumstances.

Concurrently with the licensing of the foregoing games, we entered into arrangements to establish a joint venture with Blizzard. The joint venture provides technical services to Shanghai EaseNet in return for a fee. Net profits of the joint venture are shared equally between Blizzard and us, after the deduction of, among others, various fees and expenses payable to Blizzard and us.

Internet Portal

Our Internet portal business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including news content, community forums, micro-blogging, blogging, mobile-based apps, open courses (which offer users access to recorded content from classes and lectures) and online video (which is a platform that provides various categories of video products, including news, entertainment, music, sports, financial and life). We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

163.com

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

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment, science and information technology.

Our content distribution platform enables the NetEase websites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own content for the NetEase websites, but rather obtain content from our content partners. Our content partners display their content on one or more of the NetEase websites and media channels free of charge or in exchange for a licensing fee, online advertising, access to original content produced by the NetEase user community or a combination of these arrangements. We distribute this content through our content distribution system to Guangzhou NetEase, which determines the appropriate content to publish on the NetEase websites and to distribute to users of our wireless value-added services. Our content alliances are generally non-exclusive.

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

NetEase users can interact through a variety of community services, including:

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

•                                Micro-blogging. We offer micro-blogging service which allows users to exchange small elements of content such as short sentences, image or video links.  With this service, registered user can follow the hottest topics being discussed online as well as discussions related to people they know. Our micro-blogging accounts consist of celebrities, commercial enterprises, government entities and grass root Internet users, who may send feeds in the form of text (up to 163 Chinese characters) and multimedia (photo, video and music) content to their opted-in followers. Micro-blogging account users may view feeds from accounts that they follow, via search results or by topical content pages. Micro-blogging services can be a powerful individual distribution media, because it allows users to redistribute a feed to their followers with added commentary. An interesting feed that is redistributed several times enables the original author to virally reach users beyond the author’s first degree of followers, leveraging on the network of the author’s followers’ followers several degrees away. As of December 31, 2011, we had approximately 97.6 million registered micro-blogging users. We also offer a traditional blogging service for registered users, which allows the posting of larger messages than micro-blogging.

•                                Instant Messaging. We offer NetEase registered users a communications platform to notify their online friends and other users with similar interests when they are online and to send and receive text messages seen by both parties nearly instantaneously, allowing NetEase registered users to participate in real-time dialogues. Users can access this service by downloading free software from the NetEase websites. During December 2011, we had approximately 206,000 peak concurrent users of our instant messaging service.

•                                Matchmaking and Others. We offer a large number of other community services including online matchmaking services, a dedicated dating center, online greeting cards, photo album sharing and diary. Several of these services have significant subscriber bases. For example, our online matchmaking service had approximately 8.3 million accumulated registered accounts and approximately 24,000 subscribers as of December 31, 2011.

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online shopping search, online dictionary, desktop dictionary, toolbar and web notes, which automatically retrieves syndicated Web content and customized sets of search results. Those products are powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieved over 140 million installations as of December 31, 2011.

Mobile Phone Applications

Many of our services, such as news content, micro-blogging, open courses, Web dictionary, Web note and reader may be accessed through mobile Internet and mobile applications, such as those operating on iPhone, iPad and Android devices. Designed as multi-device products, our products and services enable Chinese communities to participate in discussions on PCs and mobile devices, allowing easier and more frequent interactions and elevating the social media and networking experience to a different level.

Advertising Services on the Websites and Fees and Revenues

Revenue generated by our Internet portal business consists mainly of fees we receive from the sale of advertising space on the NetEase websites. Our free website content and services attract a large number of visitors who generate page views, which form the audience for us to provide advertising services for advertisers on our websites.

Our advertising services utilize many advertising formats and techniques. These include sponsorships of our channels, advertisements such as animated and interactive banners, floating buttons, text-links, in-stream video and other formats throughout our websites, advertising through interactive media-rich sites and sponsored special events that integrate live events with online promotion and other media.

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

Pricing for our portal advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

For our search engine business, Youdao Computer enters into “cost per action,” or CPA, advertising contracts with advertisers and receives fees when an online user performs a specific action such as purchasing a product from or registering with an advertiser appearing on a search page. Revenue for CPA contracts is recognized when the specific action is completed. Youdao Computer also enters into advertising business contracts which provide priority placements in a search directory and other online marketing services on the Youdao Dictionary service.

Revenues from our Internet portal accounted for 9.2%, 10.4% and 9.9% of our total net revenues in 2009, 2010 and 2011, respectively.

Wireless Value-added Services and Others

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

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2011, we had approximately 450 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2011, we had approximately 676,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2011, we had approximately 40,000 paid corporate e-mail customers.

During 2011, we invested in significant upgrades to our mailbox infrastructure and engaged in promotional activities, including advertising on a high profile television show collaborating with major mobile phone manufacturers to preinstall our e-mail services on their mobile devices.

Applications

We offer various types of applications (“apps”), such as news, reader and Youdao Dictionary, that can be accessed or downloaded through our portal and mobile Internet and mobile applications, such as those operating on iPhone, iPad and Android devices. These apps are free of charge.

Others

In addition to the services described above, the NetEase websites provide e-commerce services, such as photo-based products, and other services to our users.

Revenues from wireless value-added services and others accounted for 1.9%, 1.5% and 1.7% of total net revenues in 2009, 2010 and 2011, respectively. Nonetheless, we intend to continue promoting SMS and non-SMS services which have a strong tie-in with the NetEase websites, such as matchmaking community, e-mail and photo album.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 3,100 distributors as of December 31, 2011. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 11.0%-14.0% discount off of their face value. We reduced the discount to 6.0% - 12.0% in March 2009. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount is 9.0% -12.0%. The discount for each distributor varies based on that distributor’s volume of point cards purchased.  There was no change made to our discount rates in 2010 and 2011.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 268 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2011.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2011, we continued with efforts in maintaining and/or raising the popularity of our time-based games, such as Fantasy Westward Journey and Westward Journey Online II and III, and our item-based games, such as Tianxia III, Ghost and Heroes of Tang Dynasty, through certain new sales and promotional activities such as using product spokespersons. We believe that players’ feedback has been positive in response to our recent promotional activities.

We have entered into a number of agreements with third party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés and university campuses, in return for a commission for new users they recruit.

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

Our major area of focus is the development of our proprietary online games and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2011, we had approximately 1,600 programmers, network engineers and graphic designers dedicated to online game research and development.

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

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2011, there were approximately 26,800 of such co-located servers, including servers supporting the operation of World of Warcraft and Starcraft II, operating with Web server software from Apache and Netscape and we leased dedicated lines substantially from CERNET and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. These include Perfect World Company Limited, or Perfect World, Giant Interactive Group Inc, or Giant, Shanda Games Limited, or Shanda, The9 Limited, or The9, Sina, Sohu, Tom Online Inc., or Tom.com, 263.net, Tencent, Chinadotcom Corporation, or Chinadotcom, Baidu, 21cn.com, Changyou.com Limited, or Changyou, and Youku. Specifically, we are encountering competition from companies offering MMORPGs and casual games that target the China market, such as Perfect World, Giant, Shanda, Softworld, Softstar Entertainment Inc., Actoz Soft Co., Ltd., The9, 9you, Kingsoft Corporation Limited, and Waei International Digital Entertainment Co., Ltd. We face competition from other websites that offer online content and online community services, including Sina, Sohu, Tom.com, Tencent, 263.net, Baidu, 21cn.com, Alibaba and Changyou. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China has intensified as new entrants have come into the market such as Baidu, Sina, Sohu, Tencent and other vertical Internet portals. In addition, we face potential competition from portals operated by multinational Internet companies such as Yahoo!, Yahoo! China and MSN which are currently increasing their Chinese language service offerings or have announced an intention to do so. We expect that China’s entry into the WTO in 2001, and the resulting gradual opening of its telecommunications sector, may continue to facilitate more foreign participation in the Chinese Internet market by companies such as Yahoo!, Google and Microsoft. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

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

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit, Payment Service Permit, from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients. We are currently in the process of applying for the Payment Service Permit from the PBOC. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

On May 10, 2010, the State Bureau of Surveying and Mapping issued the Notice on Publishing the Professional Standards of Internet Mapping, or the Mapping Standards Notice. Pursuant to the Mapping Standards Notice and other PRC regulations applicable to Internet mapping services, Internet maps mean maps published and transmitted through the Internet and Internet mapping services provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. Youdao Computer has obtained a Surveying and Mapping Qualification Certificate.

On December 16, 2011, Beijing Municipal Information Office, Public Security Bureau, Communications Administration and Internet Information Office jointly promulgate Certain Provisions on the Administration of Micro-Blogging Development, or Beijing Micro-blogging Provisions. Among other things, Beijing Micro-blogging Provisions requires that any organization or individual that registers a micro-blogging account and produces, reproduces, publishes, or disseminates information content shall use real identity information, and shall not carry out registration by false information or by using other resident’s identity information, business registration information, or organization code information. Also, websites that launch micro-blogging services shall ensure the authenticity of such registered user information. In accordance with these provisions, we have required users to provide real identity information in registering micro-blogging accounts.

On December 21, 2011, MII issued Several Provisions on Regulating the Market Order for Internet Information Services, or the Market Order Provisions. According to such provisions, Internet information service providers, or IISPs, are prohibited from a wide range of activities that would infringe upon rights and interests of users or other IISPs, including but not limited to maliciously forcing incompatibility on services and products provided by other IISPs, deceiving, misleading or forcing users to use or not to use services and products provided by other IISPs, changing user’s browser configurations or other configurations without notifying and obtaining permission from the users, bundling their terminal software with other software without providing clear notice to the users. Also, IISPs should not collect information that is related to the users and can serve to indentify the users’ identities solely or in conjunction with other information without the users’ consent and should not provide other people with such information, unless otherwise permitted or required under laws or administrative regulations. We believe our current operation is in compliance with the Market Order Provisions.

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

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII in April 2009. According to these regulations, software products developed in the PRC could be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products are granted registration certificates. In accordance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Tianxia III, Heroes of Tang Dynasty, Westward Journey Online III, Warsong of Westward Journey, Ghost, Legend of Fairy, New Fly For Fun, Legend of Datang, Storm of Empires and Popo games have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase and Shanghai EaseNet have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King and Cataclysm and StarCraft II: Wings of Liberty.

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

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II: Wings of Liberty and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft and StarCraft II: Wings of Liberty with the State Copyright Bureau.

The publication of online games also requires approval from GAPP in accordance with the Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP and MII on June 27, 2002. Guangzhou NetEase has received such approval. In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. On July 1, 2011, GAPP and several other government authorities jointly issued the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, or the Real-Name Verification Notice, which requires that online game operators be responsible for the data registration and identification of online game users, and that online game operators shall duly file unverified user identification information with the Ministry of Public Security’s National Citizen Identity Information Center, or NCIIC, which will be in charge of real-name verification for the national anti-addiction system. In addition, online game operators shall ensure that via the NCIIC real-name verification, users with fraudulent identification data shall be enrolled in the operators’ anti-addiction systems. Accordingly, we have implemented our anti-addiction system and taken necessary measures to comply with the Anti-Addiction Notice and the Real-Name Verification Notice. Since their implementation, we have not experienced a significant negative impact of the Anti-Addiction Notice and the Real-Name Verification Notice on our business.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King and Cataclysm, and StarCraft II: Wings of Liberty.

On June 3, 2010, the MOC issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which became effective as of August 1, 2010. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.” On July 30, 2010, the MOC promulgated the Notice on the Implementation of the Interim Measures for the Administration of Online Games, which provides details concerning the scope of online games, the review of online games content by the MOC, the administration of material changes in the content of online games and the implementation of real-name registration of online game users. In addition, the notice brings in the definition of joint operation of domestic online games and lays out the specific regulations for such joint operation.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC within 30 days after they are put into operation. Our internally developed online games, including Westward Journey Online II, Fantasy Westward Journey, Warsong of Westward Journey, Datang, Westward Journey III, Tianxia III, Heroes of Tang Dynasty, New Fly For Fun, Storm of Empires, Legend of Fairy, Ghost, DREAM and Pop games, have successfully finished the recordation process.

The Regulations for the Administration of Audio and Video Products, which was released by the State Council on December 25, 2001 and further amended in March 2011, require that the publication, production, duplication, importation, wholesale, retail and renting of the audio and video products are subject to a license issued by competent authorities. Guangzhou NetEase has obtained such license from Guangzhou Municipal Administration of Culture, Radio, Film, TV, Press and Publication.

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

In addition, we have registered our products, our various self-developed games, including Westward Journey Online II, Fantasy Westward Journey, Datang, Heroes of Tang Dynasty, Westward Journey Online III, Warsong of Westward Journey, Tianxia III, Ghost, Legend of Fairy and Legend of Datang and other online products, including Wangyibao, Yinxiangpai and online shopping mall, with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device and certain other technologies related to our search engine and e-mail from the State Intellectual Property Office.

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

D.                          Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2011, we leased office facilities with a total effective annual rent of RMB48.4 million (US$7.7 million), including management fees, and an aggregate of approximately 29,750 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located.

In 2010, we substantially completed and moved into our newly constructed research and development center in Hangzhou, China on land with an area of approximately 56,160 square meters. As of December 31, 2011, the accumulated capital expenditures in connection with the construction and renovation of our new research and development center were RMB396.7 million (US$63.0 million), excluding payment for the land use right. Amortization and depreciation of the relevant capitalized assets began in January 2011.  We do not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2011.

We are in the process of constructing a new office building in Beijing on land with an area of approximately 25,400 square meters. As of December 31, 2011, we had incurred construction in progress cost of RMB110.9 million (US$17.6 million) in connection with the construction of this new office building, primarily including costs for obtaining land use right and preparing the land for future construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2011, we leased dedicated lines substantially from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB238.7 million (US$37.9 million) for the year ended December 31, 2011, of which approximately 48% was related to the operations of World of Warcraft and StarCraft II: Wings of Liberty.

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

A.                                    OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2011, we had approximately 545 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 1.5 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2011, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, in August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB3,234.3 million (US$513.9 million) for 2011 and generated positive operating cash flows of RMB4,072.9 million (US$647.1 million) during the year. We recorded retained earnings of RMB6,425.8 million, RMB8,565.4 million and RMB11,649.1 million (US$1,850.9 million) as of December 31, 2009, 2010 and 2011, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. We changed our name from “NetEase.com, Inc.” to “NetEase, Inc.” with effect from March 29, 2012 after its approval at our extraordinary general meeting of shareholders held on the same day. We believe that the change of name would more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services.

In 2007, we established two intermediate holding companies, namely NetEase Hong Kong and Hong Kong NetEase Interactive. Guangzhou Interactive and NetEase Hangzhou became wholly owned subsidiaries of Hong Kong NetEase Interactive in December 2007 and January 2008, respectively. NetEase Beijing, Boguan and Youdao Information became subsidiaries of NetEase Hong Kong in December 2007.

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou, Guangzhou Information, Hangzhou Langhe and Zhejiang Weiyang were established in China in August 1999, October 2002, December 2003, March 2006, June 2006, June 2008, July 2009 and April 2010, respectively. We also established Ujia Cayman, Ujia Hong Kong and Lede Technology in the second half of 2011. Lede Technology now operates our e-commerce business.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Hangzhou Langhe, Guangzhou Interactive and Boguan provide technical consulting and related services to the VIEs.  In addition, Guangzhou NetEase has two majority-owned subsidiaries, Youdao Computer (a search business operator) and Wangyibao (the operator of our Wangyibao payment system).

We believe that our present operations are structured to comply with the relevant Chinese laws. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities.

Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online payment services, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R, or ASC 810. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising. We have concluded that Guangzhou NetEase and Guangyitong Advertising are VIEs, and NetEase, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase (including its subsidiaries) and Guangyitong Advertising on a prospective basis from January 1, 2004. In addition, according to the assessment under FIN 46-R, we have concluded that Shanghai EaseNet was also our VIE and have consolidated Shanghai EaseNet into our financial statements since its formation. Also, NetEase, Inc. is the primary beneficiary of the companies comprising our joint venture with Blizzard, namely, StormNet Information Technology (Hong Kong) Limited, or StormNet IT HK, and StormNet Information Technology (Shanghai) Co., Ltd., or StormNet IT SH. Accordingly, we have consolidated these two companies into our financial statements starting in 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after

November 15, 2009. The adoption of this new accounting standard did not result in a material impact on our consolidated financial statements for the years ended December 31, 2010 and 2011.

Revenues

We generate our revenues from the provision of online games services, advertising services and wireless value-added services and others.

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2009, 2010 and 2011.

Online Games Services

We derive all our online game services revenues from customers through their use of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services.

In August 2008 and April 2009, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” One of these games, World of Warcraft, was commercially launched by Shanghai EaseNet and commenced generating revenue from September 2009. The second licensed game, StarCraft II: Wings of Liberty, was commercially launched and commenced generating revenue in April 2011.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 97.8%, 94.8% and 92.0% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2009, 2010 and 2011, respectively, with the remainder generated from advertisers in our search engine business.

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

Wireless Value-Added Services and Others

We derive a portion of our wireless value-added services and others revenues from providing to our customers value-added services through SMS. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail and premium matchmaking and dating services. In addition, wireless value-added services and others revenue includes revenue generated from our Wangyibao payment platform. In February 2009 we launched our Wangyibao payment platform, through which users registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third party (for example, to purchase goods online from a third party) in accordance with their service agreements with us. We recognize revenue upon services rendered.  No fees are imposed when account holders use money in their accounts to pay us for goods or services.

We also generate revenue from personalized photo-based products and other e-commerce related services, and revenue is recognized when the titles of such products are transferred to the customers or the services are rendered and collections are reasonably assured.

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

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees who maintain game software and employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), service fee paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards.

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

The cost of revenues for the games licensed from Blizzard also includes royalties and license and consulting fees paid to Blizzard. We started amortizing the prepayment for the license rights for World of Warcraft over the license term from September 2009, when that game was commercially re-launched. We also started amortizing the prepaid license fee for StarCraft II: Wings of Liberty over the license term from April 2011, when that game was commercially released. As of December 31, 2011, based on an assessment of the unamortized portion of license right for StarCraft II: Wings of Liberty, an impairment charge was provided and recorded in operating expenses.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses, recruiting expenses, travel expenses and depreciation charges, as well as a one-off impairment provision with respect to the license fee for StarCraft II: Wings of Liberty in 2011.

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

In November 2009, we adopted a restricted share unit plan for our employees, directors and consultants. We have reserved 323,694,050 ordinary shares for issuance under this plan. This plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

For the years ended December 31, 2009, 2010 and 2011, we recorded share-based compensation cost of approximately RMB31.4 million, RMB102.4 million and RMB122.0 million (US$19.4 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2011, total unrecognized compensation cost related to unvested awards granted under the 2000 Stock Incentive Plan, adjusted for estimated forfeitures, was RMB1.3 million (US$0.2 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2011, the weighted average remaining vesting period was 1.88 years.  As of December 31, 2011, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB253.0 million (US$40.2 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2011, the weighted average remaining vesting period was 3.24 years.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we and Ujia Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by Ujia Cayman to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2009, 2010 and 2011. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

China

In accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Invested Enterprises and Foreign Enterprises and local income tax laws (“the previous income tax laws”) prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises” (“HNTE”). The Enterprise Income Tax Law became effective on January 1, 2008.

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

NetEase Beijing was recognized as a HNTE under the Enterprise Income Tax Law in 2008, which qualification was renewed in 2011, and enjoys a preferential tax rate of 15% from 2008 to 2013. In 2011, NetEase Beijing was also recognized as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for 2010. We recorded the resulting income tax reduction in our consolidated financial statements in 2011.

Guangzhou Interactive was recognized as a HNTE under the Enterprise Income Tax Law in 2008, which qualification was renewed in 2011, and enjoys a preferential tax rate of 15% from 2009 to 2013. In 2009, Guangzhou Interactive was also recognized as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for 2009.

For 2009 and 2010, Boguan was subject to a preferential tax rate of 12.5% as it was recognized as a Software Enterprise in 2006 and subject to a 50% reduction to its EIT rate in 2009 and 2010. In addition, Boguan was recognized as a Key Software Enterprise in December 2009 and March 2011 and enjoyed a further reduced preferential tax rate of 10% for 2009 and 2010, respectively.  We recorded the resulting income tax reduction in our consolidated financial statements in 2009 and 2011, respectively. Boguan renewed its recognition as a HNTE in 2011 and enjoys a preferential tax rate of 15% from 2011 to 2013.

NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007 and its qualification as a HNTE was renewed in 2011. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011 and enjoys a preferential tax rate of 15% from 2012 to 2013.

Guangzhou Information was recognized as a Software Enterprise in 2009. As 2010 was the first year Guangzhou Information incurred taxable profit, it was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. As 2010 was the first year Hangzhou Langhe incurred taxable profit, it was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

Business Taxes and Cultural Development Fee

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

Advertising Services

We derive advertising fees principally from short-term advertising contracts. Advertising service contracts may consist of multiple elements and typically have a term of three months to one year. Before 2011, we did not establish vendor-specific objective evidence of fair value for the multiple components and, as a result, with respect to advertising contracts that did not include a fixed delivery pattern for various types of advertising services, recognition of revenues was deferred until completion of the contract. For the advertising contracts with a fixed delivery pattern, revenues were recognized ratably over the period in which the advertisement was displayed and only if collection of the resulting receivables was probable. We adopted ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements, or ASU No.2009 -13, and began on January 1, 2011 to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognize revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, we allocate the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. We use vendor-specific objective evidence of selling price, if it exists, otherwise, third-party evidence of selling price. If neither of those types of evidence exists, we will use our management’s best estimate of the selling price for that deliverable. Such adoption did not have a material impact on our consolidated financial statements.

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

Wireless Value-Added Services and Others

Wireless value-added services and others revenue includes revenue generated from activities related to SMS services, other fee-based premium services, Wangyibao payment platform services and e-commerce services. We recognize revenue when services are rendered.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of online game products have not historically been capitalized because the period after the date when technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in such period is insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2009, 2010 and 2011.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers, industry trend analysis and general and industry-specific economic and market conditions. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 50.0%, in the case of direct customers, and 30.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 180 days and provide for 80.0%, in the case of direct customers, and 50.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 270 days. We provide for 100.0% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable.

Held-to-Maturity Investment

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are classified as held-to-maturity investment which are stated at their approximate fair value.

We account for our investments in accordance with ASC subtopic 320-10, or ASC 320-10, Investments — Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “held-to-maturity.”

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC subtopic 320-10, or ASC 320-10, Investments — Debt and Equity Securities: Overall. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Any negative events or deterioration in financial well-being with respect to the counterparties and the underlying collateral could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of long-lived assets using the projected discounted cash flow method. The estimation of future cash flows requires significant management judgment based on our historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in our business model is determined by our management.

An impairment loss would be recorded if we determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

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

Under our RSU Plan, we issue restricted share units, or RSUs, to our employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years.  Some of the RSUs issued are to be settled, at our discretion, in shares or cash upon vesting based on the share price at grant date. At each reporting period, we evaluate the likelihood of performance conditions being met.  Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in shares only is measured based on the fair value of shares when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in shares or cash at our discretion is remeasured until the date when settlement in shares or cash is determined by us.

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares.  On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities (which totaled RMB63.7 million (US$10.1 million) and RMB39.7 million (US$6.3 million), respectively, as of December 31, 2011).

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2009		2010		2011
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations Data:
Revenues:
Online game services	3,368,689	88.1	4,944,439	87.4	6,552,431	87.7
Advertising services	383,560	10.0	633,209	11.2	795,422	10.6
Wireless value-added services and others	71,202	1.9	82,141	1.5	124,898	1.7
Total revenues	3,823,451	100.0	5,659,789	100.0	7,472,751	100.0
Business tax expense	(66,504)	(1.7)	(152,120)	(2.7)	(182,099)	(2.4)
Net revenues	3,756,947	98.3	5,507,669	97.3	7,290,652	97.6

Cost of revenues:
Online game services	(638,473)	(16.7)	(1,378,018)	(24.3)	(1,859,176)	(24.9)
Advertising services	(235,841)	(6.2)	(312,921)	(5.5)	(380,201)	(5.1)
Wireless value-added services and others	(98,060)	(2.6)	(107,902)	(1.9)	(132,911)	(1.8)
Total cost of revenues	(972,374)	(25.4)	(1,798,841)	(31.8)	(2,372,288)	(31.8)
Gross profit	2,784,573	72.8	3,708,828	65.5	4,918,364	65.8
Operating expenses:
Selling and marketing expenses	(351,661)	(9.2)	(656,976)	(11.6)	(849,205)	(11.4)
General and administrative expenses	(165,205)	(4.3)	(189,621)	(3.4)	(280,227)	(3.7)
Research and development expenses	(244,272)	(6.4)	(317,929)	(5.6)	(465,490)	(6.2)
Total operating expenses	(761,138)	(19.9)	(1,164,526)	(20.6)	(1,594,922)	(21.3)
Operating profit	2,023,435	52.9	2,544,302	45.0	3,323,442	44.5

Other income (expenses):
Investment income	354	0.0	290	0.0	14,128	0.2
Interest income	128,168	3.4	141,001	2.5	258,053	3.5
Exchange gains (losses)	9,617	0.3	(89,488)	(1.6)	(79,058)	(1.1)
Other, net	(10,934)	(0.3)	(19,634)	(0.3)	99,164	1.3
Income before tax	2,150,640	56.2	2,576,471	45.5	3,615,729	48.4
Income tax	(313,861)	(8.2)	(344,446)	(6.1)	(392,756)	(5.3)
Net Income	1,836,779	48.0	2,232,025	39.4	3,222,973	43.1
Net loss attributable to non-controlling interests	13,657	0.4	3,747	0.1	11,291	0.2
Net income attributable to NetEase, Inc.’s shareholders	1,850,436	48.4	2,235,772	39.5	3,234,264	43.3
Comprehensive income	1,850,436	48.4	2,235,772	39.5	3,234,264	43.3

Share-based compensation cost included in:
Cost of revenues	9,021	0.2	37,342	0.7	57,318	0.8
Selling and marketing expenses	2,323	0.1	8,123	0.1	11,357	0.2
General and administrative expenses	9,861	0.3	31,580	0.6	17,897	0.2
Research and development expenses	10,180	0.3	25,361	0.4	35,460	0.5

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Total net revenues increased by 32.4% to RMB7,290.7 million (US$1,158.4 million) in 2011 from RMB5,507.7 million in 2010. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 88.4%, 9.9% and 1.7%, respectively, of our total net revenues in 2011. This compares with 88.1%, 10.4% and 1.5%, respectively, in 2010. Revenue generated from game licensing represented 21.4 % of our total net revenues in 2011.

Online Games Services

Net revenues from online games services increased by 32.8% to RMB6,448.6 million (US$1,024.6 million) in 2011 from RMB4,854.5 million in 2010. The significant increase was principally attributable to increased revenues from our self-developed games such as Ghost, Fantasy Westward Journey, Heroes of Tang Dynasty, Tianxia III and Westward Journey Online II, as well as increased revenues from World of Warcraft and its expansion packs licensed from Blizzard.

Both Fantasy Westward Journey and Westward Journey Online II delivered solid performance during 2011. Their continued growth in popularity throughout 2011 was mainly attributable to new expansion packs launched during the year, together with the successful launch of a series of in-game marketing events in the year, which led to their record high revenue in 2011. Tianxia III is a comprehensive upgrade that builds on the strong user base of its predecessor, Tianxia II, and demonstrated rapid growth since its launch. Ghost, our newest self-developed game which was launched in July 2010, was also well received by players in China, becoming one of the most popular 2.5D MMORPGs of 2011 in China. In addition, revenue and users of Heroes of Tang Dynasty grew steadily mainly resulted from the launch of beta testing and a new expansion pack in 2011, as well as successful promotional activities. Revenue generated from World of Warcraft®, a game licensed from Blizzard, also continued to grow in 2011.

Advertising Services

Net revenues from advertising services increased by 25.7% to RMB720.1 million (US$114.4 million) in 2011 from RMB572.7 million in 2010. The increase in advertising services revenue in 2011 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB930,000 (US$147,700) in 2011 from RMB715,000 in 2010. The number of traditional advertisers using the NetEase websites decreased to 713 in 2011 from 759 in 2010, with revenues from our top ten advertisers comprising 17.2% of our total advertising services revenues in 2011 as compared to 19.7% in 2010.

Wireless Value-Added Services and Others

Net revenues from the wireless value-added services and others segment increased by 51.5% to RMB122.0 million (US$19.4 million) in 2011 from RMB80.5 million in 2010. The increase mainly resulted from increased revenue from corporate e-mails, payment platform services and e-commerce related services in 2011.

Cost of Revenues

Our cost of revenues increased by 31.9% to RMB2,372.3 million (US$376.9 million) in 2011 from RMB1,798.8 million in 2010. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and business tax on intra-group revenue. In 2011, costs relating to online games services, advertising services and wireless value-added services and others represented 78.4%, 16.0% and 5.6% of total cost of revenues, respectively, as compared with 76.6%, 17.4% and 6.0% of the cost of revenues, respectively, in 2010.

Online Games Services

Cost of revenues from our online games services increased by 34.9% to RMB1,859.2 million (US$295.4 million) in 2011 from RMB1,378.0 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB213.4 million (US$33.9 million) to RMB891.3 million (US$141.6 million) in 2011 from RMB677.9 million in 2010, mainly consisting of an increase in royalties of RMB637.6 million (US$101.3 million) and technical consultancy service fees of RMB91.6 million (US$14.6 million) associated with the operation of World of Warcraft and its expansion packs and StarCraft II: Wings of Liberty licensed from Blizzard, and an increase in custody fees of RMB115.1 million (US$18.3 million), in line with the increased revenue in both our self-developed games and Blizzard licensed games.

•                                Staff-related costs increased by RMB136.1 million (US$21.6 million) to RMB398.0 million (US$63.2 million) in 2011 from RMB267.2 million in 2010, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 3,188 as of December 31, 2011 from 2,789 as of December 31, 2010, including 878 employees in the customer service function to support the operation of World of Warcraft.

•                                Depreciation and amortization costs increased by RMB43.1 million (US$6.8 million) to RMB206.2 million (US$32.8 million) in 2011 from RMB163.1 million in 2010, mainly as a result of an increase in server depreciation cost of RMB26.7 million (US$4.2 million) and an increase in amortization of license fees of RMB16.4 million (US$2.6 million) associated with the operation of Blizzard licensed games. As of December 31, 2011, an impairment of license fee for StarCraft II: Wings of Liberty of RMB50.3 million (US$8.0 million) was provided in operating expenses, which will lead to a decrease in amortization of license fees of RMB22.2 million, RMB22.2 million and RMB5.9 million in 2012, 2013 and 2014, respectively.

•                                Business tax payable on intra-group revenues related to online games increased by RMB99.2 million (US$15.8 million) to RMB297.9 million (US$47.3 million) in 2011 from RMB198.7 million in 2010 primarily due to growth in the popularity of Ghost, Fantasy Westward Journey, Heroes of Tang Dynasty, Tianxia III and Westward Journey Online II. In addition, business tax payable of RMB26.4 million (US$4.2 million) was recorded for technical consultancy service fees received from our joint venture with Blizzard in 2011, compared to RMB21.6 million in 2010.

Advertising Services

Cost of revenues from our advertising services increased by 21.5% to RMB380.2 million (US$60.4 million) in 2011 from RMB312.9 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB40.0 million (US$6.4 million) to RMB183.8 million (US$29.2 million) in 2011 from RMB143.8 million in 2010, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 931 as of December 31, 2011 from 706 as of December 31, 2010.

•                                Searching engine related cost increased by RMB20.3 million (US$3.2 million) to RMB27.2 million (US$4.3 million) in 2011 from RMB6.9 million in 2010, mainly as a result of the expansion of this business.

•                                Miscellaneous costs increased by RMB7.9 million (US$1.3 million) to RMB36.5 million (US$12.0 million) in 2011 from RMB28.6 million in 2010, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the expansion of our portal business.

The foregoing increase was partially offset by a decrease in information costs by RMB11.7 million (US$1.9 million) to RMB41.7 million (US$6.6 million) in 2011 from RMB53.4 million in 2010, mainly due to a decrease in major events in 2011. Major events in 2010 included the 2010 FIFA World Cup, Expo 2010 in Shanghai and the 2010 Asian Games.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased by 23.2% to RMB132.9 million (US$21.1 million) in 2011 from RMB107.9 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB9.5 million (US$1.5 million) to RMB28.6 million (US$4.5 million) in 2011 from RMB19.1 million in 2010, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                Depreciation and amortization costs increased by RMB6.0 million (US$1.0 million) to RMB28.8 million (US$4.6 million) in 2011 from RMB22.8 million in 2010, mainly as a result of an increase in server depreciation cost.

•                                  Bandwidth and server custody fees increased by RMB7.3 million (US$1.2 million) to RMB51.8 million (US$8.2 million) in 2011 from RMB44.5 million in 2010, mainly as a result of an increase in bandwidth usage by our e-mail, blog, e-commerce related services and other value added services in 2011.

Gross Profit

Our gross profit increased by 32.6% to RMB4,918.4 million (US$781.4 million) in 2011 from RMB3,708.8 million in 2010.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2010 and 2011 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	3,476,484	4,589,431	729,188
Advertising services	259,737	339,872	54,000
Wireless value-added services and others	(27,393)	(10,939)	(1,739)
Total gross profit	3,708,828	4,918,364	781,449

Gross profit (loss) margin:
Online game services	71.6%	71.2%	71.2%
Advertising services	45.4%	47.2%	47.2%
Wireless value-added services and others	(34.0)%	(9.0)%	(9.0)%
Total gross profit margin	67.3%	67.5%	67.5%

Gross profit margin for online game services remained relatively stable between 2010 and 2011. The increase in gross profit margin for advertising services was mainly due to economies of scale as advertising revenue increased in 2011without a corresponding increase in costs. The improvement in gross loss margin for WVAS and others business was mainly due to increased revenues from our e-commerce business and mailbox service.

Operating Expenses

Total operating expenses increased by 37.0% to RMB1,594.9 million (US$253.4 million) in 2011 from RMB1,164.5 million in 2010, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 29.3% to RMB849.2 million (US$134.9 million) in 2011 from RMB657.0 million in 2010, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB143.3 million (US$22.8 million) in 2011 resulting from increased advertising and marketing promotional activities related to Ghost, Heroes of Tang Dynasty and Blizzard’s World of Warcraft and StarCraft II: Wings of Liberty, partially offset by reduced promotional activates related to Fantasy Westward Journey. In addition, we also increased marketing spending on media and outdoor branding promotion for our search engine business.

•                                An increase in staff-related costs of our sales team of approximately RMB38.9 million (US$6.2 million) in 2011 primarily driven by performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

General and administrative expenses increased by 47.8% to RMB280.2 million (US$44.5 million) in 2011 from RMB189.6 million in 2010, primarily due to a combination of the following factors:

•                                The recording of a one-off impairment provision of RMB50.3 million (US$8.0 million) with respect to the license fee for StarCraft II: Wing of Liberty in 2011.

•                                An increase in allowance for bad and doubtful debts of approximately RMB20.4 million (US$3.2 million) in 2011. We provided a specific provision for a long-outstanding debt owed by a large customer which debt was subject to litigation in 2009. In 2010, we released the provision after the litigation was settled and the debt was collected. In 2011, no significant allowance for bad and doubtful debts was provided.

•                                An increase in depreciation cost of approximately RMB17.8 million (US$2.8 million) in 2011 primarily due to increased depreciation in connection with our research and development center in Hangzhou, China. We substantially completed and moved into our newly constructed research and development center in 2010. Amortization and depreciation of the relevant capitalized assets began in January 2011.

•                                An increase in staff-related costs of approximately RMB7.4 million (US$1.2 million) in 2011 primarily driven by increased headcount, higher compensation level and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB9.5 million (US$1.5 million) which included conference fees, entertainment cost, labor cost and other office supplies cost driven by our business expansion in 2011.

Research and development expenses increased by 46.4% to RMB465.5 million (US$74.0 million) in 2011 from RMB317.9 million in 2010, primarily due to an increase in staff-related costs of approximately RMB135.0 million (US$21.4 million) in 2011, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2011.

Allowances for Doubtful Accounts

As of December 31, 2011, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB238.0 million (US$37.9 million). After providing for doubtful accounts in the amount of RMB8.0 million (US$1.3 million), the net balance of accounts receivable was RMB230.0 million (US$36.6 million) as of December 31, 2011. The allowances for doubtful accounts represented the general provisions of RMB8.0 million (US$1.3 million), and there was no specific provision as of December 31, 2011.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As discussed above under “Consolidated Results of Operations — Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 — Operating Expenses,” no significant allowance for bad and doubtful accounts was provided in 2011, and the allowances for bad and doubtful accounts as of December 31, 2011 was similar to that as of December 31, 2010. As of December 31, 2011, we did not have any customer with a receivable balance exceeding 10.0% of the total accounts receivable balance.

Other Income (Expenses)

Other income in 2011 mainly consisted of interest income, investment income related to held-to-maturity investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB258.1 million (US$41.0 million) in 2011 from RMB141.0 million in 2010, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 25.3% to RMB11.9 billion (US$1.9 billion) as of December 31, 2011 from RMB9.5 billion as of December 31, 2010. We did not incur interest expense in 2011 and 2010. Investment income related to held-to-maturity investments, which were fixed-rate corporate bonds with a maturity date within one year when purchased, was RMB13.1 million (US$2.1 million) in 2011. As of December 31, 2011, our held-to-maturity investments totaled approximately RMB993.6 million (US$143.1 million). We did not have held-to-maturity investments in 2010. In 2011, we also received and recognized unconditional government incentives of RMB89.8 million (US$14.3 million), compared to RMB15.2 million in 2010. In 2011, we reported a net foreign exchange loss of RMB79.1 million (US$12.6 million), compared to a net foreign exchange loss of RMB89.5 million in 2010, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as of December 31, 2011 as the exchange rate of the Euro against the Renminbi fluctuated during the year.

Income Tax

Income tax increased to RMB392.8 million (US$62.0 million) in 2011 from RMB344.4 million in 2010. Our effective tax rate in 2011 was 10.9%, compared with 13.4% in 2010, which was primarily due to the recognition in 2011 of a tax benefit of approximately RMB47.1 million (US$7.5 million) upon the recognition of certain of our subsidiaries as Key Software Enterprises in 2011.

Net Income

As a result of the foregoing, net profit increased by 44.7% to RMB3,234.3 million (US$513.9 million) in 2011 from RMB2,235.8 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Total net revenues increased by 46.6% to RMB5,507.7 million in 2010 from RMB3,757.0 million in 2009. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 88.1%, 10.4% and 1.5%, respectively, of our total net revenues in 2010. This compares with 88.9%, 9.2% and 1.9%, respectively, in 2009. Revenue generated from game licensing represented 25.6% of our total net revenues in 2010.

Online Games Services

Net revenues from online games services increased by 45.3% to RMB4,854.5 million in 2010 from RMB3,339.9 million in 2009. The significant increase was principally attributable to inclusion of the first full year operation of World of Warcraft, a game licensed from Blizzard, and the launch of its expansion pack, Wrath of the Lich King, during the year, and increasing revenue from our fastest growing self-developed MMORPGs, Tianxia II, Heroes of Tang Dynasty and Westward Journey Online II.

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

Advertising Services

Net revenues from advertising services increased by 65.2% to RMB572.7 million in 2010 from RMB346.7 million in 2009. The increase in advertising services revenue in 2010 was attributable to a combination of factors, including primarily improved economic conditions in China, increased advertising related to major events such as the 2010 FIFA World Cup, Expo 2010 in Shanghai, the 2010 Asian Games and improved portal and search traffic on the NetEase websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB715,000 in 2010 from RMB645,000 in 2009. The number of traditional advertisers using the NetEase websites increased to 759 in 2010 from 527 in 2009, with revenues from our top ten advertisers comprising 19.7% of our total advertising services revenues in 2010 as compared to 24.6% in 2009. In 2010, we revised figures related to revenue from traditional advertisers to exclude certain figures that were inadvertently included in 2009.

Wireless Value-Added Services and Others

Net revenues from the wireless value-added services and others segment increased by 14.5% to RMB80.5 million in 2010 from RMB70.3 million in 2009. The increase mainly resulted from increased revenue from corporate e-mail and payment platform services in 2010, offset in part by a decrease in mobile phone wireless business revenue.

Cost of Revenues

Our cost of revenues increased by 85.0% to RMB1,798.8 million in 2010 from RMB972.4 million in 2009. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and business tax on intra-group revenue. In 2010, costs relating to online games services, advertising services and wireless value-added services and others represented 76.6%, 17.4% and 6.0% of total cost of revenues, respectively, as compared with 65.7%, 24.2% and 10.1% of the cost of revenues, respectively, in 2009.

Online Games Services

Cost of revenues from our online games services increased by 115.8% to RMB1,378.0 million in 2010 from RMB638.5 million in 2009. The increase in cost of revenues in 2010 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB463.2 million to RMB677.9 million in 2010 from RMB214.7 million in 2009, mainly consisting of royalties of RMB499.1 million, server custody fees of RMB102.7 million, and technical consultancy service fees of RMB49.3 million associated with the operation of World of Warcraft, which Shanghai EaseNet commenced operating in September 2009.

•                                Staff-related costs increased by RMB127.8 million to RMB267.2 million in 2010 from RMB139.4 million in 2009, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 2,789 as of December 31, 2010 from 2,359 as of December 31, 2009, including 816 employees in the customer service function to support the operation of World of Warcraft.

•                                Depreciation and amortization costs increased by RMB92.9 million to RMB163.1 million in 2010 from RMB70.2 million in 2009, mainly as a result of an increase in server depreciation cost of RMB41.0 million and amortization of license fees of RMB48.8 million associated with the operation of World of Warcraft.

•                                Business tax payable on intra-group revenues related to online games increased by RMB46.0 million to RMB198.7 million in 2010 from RMB152.7 million in 2009 due to growth in the popularity of Tianxia II, Heroes of Tang Dynasty and Westward Journey Online II.  In addition, business tax payable of RMB21.6 million was recorded for technical consultancy service fees received from our joint venture with Blizzard in the year.

Advertising Services

Cost of revenues from our advertising services increased by 32.7% to RMB312.9 million in 2010 from RMB235.8 million in 2009. The increase in cost of revenues in 2010 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB39.3 million to RMB143.8 million in 2010 from RMB104.5 million in 2009, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 706 as of December 31, 2010 from 680 as of December 31, 2009.

•                                Information costs increased by RMB12.4 million to RMB53.4 million in 2010 from RMB41.0 million in 2009, mainly for major events such as the 2010 FIFA World Cup, Expo 2010 in Shanghai and the 2010 Asian Games.

•                                Technology costs, such as server custody fees, increased by RMB7.3 million to RMB30.7 million in 2010 from RMB23.4 million in 2009 resulting from increased web traffic during special events, such as the 2010 FIFA World Cup.

•                                Miscellaneous costs increased by RMB6.2 million to RMB42.7 million in 2010 from RMB36.4 million in 2009, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the substantial expansion of our portal business.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased by 10.0% to RMB107.9 million in 2010 from RMB98.1 million in 2009.  This increase in cost of revenues in 2010 was primarily due to an increase in bandwidth and server custody fees of RMB10.9 million to RMB51.6 million in 2010 from RMB40.7 million in 2009, as a result of an increase in bandwidth usage by our e-mail, blog and other value added services in 2010.

Gross Profit

Our gross profit increased by 33.2% to RMB3,708.8 million in 2010 from RMB2,784.6 million in 2009.

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

	For the Year Ended December 31,
	2009	2010
	RMB’000	RMB’000
Gross profit (loss):
Online game services	2,701,458	3,476,484
Advertising services	110,843	259,737
Wireless value-added services and others	(27,728)	(27,393)
Total gross profit	2,784,573	3,708,828

Gross profit (loss) margin:
Online game services	80.9%	71.6%
Advertising services	32.0%	45.4%
Wireless value-added services and others	(39.4)%	(34.0)%
Total gross profit margin	74.1%	67.3%

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

Operating Expenses

Total operating expenses increased by 53.0% to RMB1,164.5 million in 2010 from RMB761.1 million in 2009, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 86.8% to RMB657.0 million in 2010 from RMB351.7 million in 2009, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB226.7 million in 2010 resulting from increased advertising and marketing promotions related to Fantasy Westward Journey, together with promotional activities for the closed beta testing of Heroes of Tang Dynasty and new expansion pack of Tianxia II. In addition, we also increased marketing spending on media and outdoor branding promotion for our search engine business.

•                                An increase in staff-related costs of our sales team of approximately RMB59.1 million in 2010 primarily driven by performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

General and administrative expenses increased by 14.8% to RMB189.6 million in 2010 from RMB165.2 million in 2009, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB39.1 million in 2010 primarily driven by increased headcount, higher compensation level and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB12.1 million which included conference fees, entertainment cost, labor cost and other office supplies cost driven by our business expansion in 2010.

•                                An increase in recruitment and service fees of approximately RMB5.8 million resulting from increased business activities in 2010.

•                                A decrease in allowance for bad and doubtful debts of approximately RMB36.0 million in 2010. We provided a specific provision for a long-outstanding debt owed by a large customer which debt was subject to litigation in 2009. In 2010, we released the provision after the litigation was closed and the long-outstanding debt was collected.

Research and development expenses increased by 30.1% to RMB317.9 million in 2010 from RMB244.3 million in 2009, primarily due to an increase in staff-related costs of approximately RMB67.2 million in 2010, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2010.

Allowances for Doubtful Accounts

As of December 31, 2010, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB264.1 million. After providing for doubtful accounts in the amount of RMB7.8 million, the net balance of accounts receivable was RMB256.3 million as of December 31, 2010. The allowances for doubtful accounts represented the general provisions of RMB7.8 million, and there was no specific provision as of December 31, 2010.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As discussed above under “Consolidated Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Operating Expenses,” we provided a specific provision for a long-outstanding debt owed by a large customer which was released in 2010, and this resulted in a decrease in allowance for bad and doubtful debts of approximately RMB36.0 million in 2010. As of December 31, 2010, we did not have any customer with a receivable balance exceeding 10.0% of the total accounts receivable balance.

Other Income (Expenses)

Other income in 2010 mainly consisted of interest income, offset in part by a foreign exchange loss. Interest income increased to RMB141.0 million in 2010 from RMB128.2 million in 2009, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 35.7% to RMB9.5 billion as of December 31, 2010 from RMB7.0 billion as of December 31, 2009. We did not incur interest expense in 2010 and 2009. In 2010, we reported a net foreign exchange loss of RMB89.5 million, compared to a net foreign exchange gain of RMB9.6 million in 2009, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as of December 31, 2010 as the exchange rate of the Euro against the Renminbi fluctuated during the year. In addition, other expense in 2010 includes a charitable donation made by our company of RMB26.2 million, compared to charitable donation of RMB10.6 million in 2009.

Income Tax

Income tax increased to RMB344.4 million in 2010 from RMB313.9 million in 2009. Our effective tax rate in 2010 was 13.4%, compared with 14.6% in 2009.

Net Income

As a result of the foregoing, net profit increased by 20.8% to RMB2,235.8 million in 2010 from RMB1,850.4 million in 2009.

B.            LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of December 31, 2011, we had RMB2,214.6 million (US$351.9 million) in cash and cash equivalents.

We believe that our current levels of cash and cash equivalents, cash flows from operations and short-term investments will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Cash Flows

Operating Activities

Cash provided by operating activities was RMB4,072.9 million (US$647.1 million), RMB2,855.0 million and RMB2,094.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, cash provided by operating activities consisted primarily of (i) our net income of RMB3,223.0 million (US$512.1 million), (ii) depreciation and amortization charges of RMB293.2 million (US$46.6 million), (iii) an increase in deferred revenue of RMB240.1 million (US$38.2 million), (iv) an increase in accounts payable and other liabilities of RMB194.2 million (US$30.9 million), such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (v) share-based compensation cost of RMB122.0 million (US$19.4 million) and (vi) unrealized exchange losses of RMB76.3 million (US$12.1 million), partially offset by (A) an increase in prepayments and other current assets of RMB83.5 million (US$13.3 million) and (B) deferred income taxes of RMB42.4 million (US$6.7 million).

For the year ended December 31, 2010, cash provided by operating activities consisted primarily of (i) our net income of RMB2,232.0 million, (ii) depreciation and amortization charges of RMB232.2 million, (iii) an increase in deferred revenue of RMB190.5 million, (iv) share-based compensation cost of RMB102.4 million, (v) unrealized exchange losses of RMB100.2 million and (vi) an increase in accounts payable and other liabilities of RMB83.1 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, partially offset by an increase in accounts receivable of RMB90.0 million.

For the year ended December 31, 2009, cash provided by operating activities consisted primarily of (i) our net income of RMB1,836.8 million, (ii) an increase in accounts payable and other liabilities of RMB437.9 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (iii) depreciation and amortization charges of RMB143.6 million and (iv) an increase in deferred revenue of RMB135.7 million, partially offset by an increase in prepayments and other current assets of RMB453.0 million.

Investing Activities

Cash used in investing activities was RMB3,208.2 million (US$509.7 million), RMB2,621.2 million and RMB1,907.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB10,861.5 million (US$1,725.7 million), (ii) purchase of held-to-maturity investments of RMB1,001.0 million (US$159.0 million), (iii) purchase of property, equipment and software of RMB410.1 million (US$65.2 million) and (iv) net change in time deposits with terms of three months of RMB318.9 million (US$50.7 million), partially offset by proceeds from maturity of time deposits of RMB9,598.5 million (US$1,525.0 million).

For the year ended December 31, 2010, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB10,402.8 million, (ii) net change in time deposits with terms of three months of RMB338.6 million and (iii) purchase of property, equipment and software of RMB298.0 million, partially offset by proceeds from maturity of time deposits of RMB8,443.8 million.

For the year ended December 31, 2009, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB6,406.6 million, (ii) purchase of property, equipment and software of RMB407.7 million and (iii) purchase of license right of RMB204.8 million, partially offset by (A) proceeds from maturity of time deposits of RMB4,136.4 million and (B) net change in time deposits with terms of three months of RMB1,105.9 million.

Financing Activities

Cash provided by financing activities was RMB73.5 million (US$11.7 million), RMB24.1 million and RMB40.5 million for the year ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB73.3 million (US$11.7 million).

For the year ended December 31, 2010, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB24.1 million.

For the year ended December 31, 2009, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB40.5 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits placed with banks in Hong Kong and China and held-to-maturity investments.  Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2011, these subsidiaries and variable interest entities had RMB11.6 billion (US$1.8 billion) in cash and cash equivalents.  Our cash and cash equivalents, demand deposits, time deposits and held-to-maturity investments held outside of China are mainly denominated in U.S. dollars and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including business taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. We have accrued withholding tax on retained earnings held by StormNet IT HK and StormNet IT SH that we do not expect to permanently reinvest.  For all our other PRC subsidiaries and variable interest entities, we did not recognize deferred tax liabilities as of December 31, 2011 in respect of the retained earnings of these subsidiaries and variable interest entities after January 1, 2008 as we expect that these PRC subsidiaries and variable interest entities will indefinitely reinvest all earnings accumulated after January 1, 2008.

In addition, the payment of dividends by entities established in the PRC is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2.4 billion or 18% of our total consolidated net assets as of December 31, 2011. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, any transfer of funds from us to any of our PRC subsidiaries or variable interest entities, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC subsidiaries and variable interest entities are not permitted under PRC law to directly lend money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries or variable interest entities. These limitations on the free flow of funds between us and our PRC subsidiaries and variable interest entities could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

For additional information, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.” and Item 10D. “Exchange Controls.”

Capital Expenditures

Our capital requirements relate primarily to financing:

•                                our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•                                  costs associated with the expansion of our business, such as the purchase of servers, acquisition of license rights and construction of a new office building in Beijing.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2011, 2010 and 2009, we spent RMB465.5 million (US$74.0 million), RMB317.9 million and RMB244.3 million, respectively, on research and development activities.

D.            TREND INFORMATION

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of a new office building in Beijing and computer equipment. In addition, we have contractual obligations in connection with the licensing of World of Warcraft and StarCraft II: Wings of Liberty from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures, office machine and other obligations related to content and services purchase, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2011:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2012	47,348	48,157	—	77,564	47,194	220,263
2013	31,675	5,297	34,840	—	9,022	80,834
2014	9,242	—	14,959	—	2,079	26,280
2015	—	—	11,613	—	119	11,732
Beyond 2015	—	—	2,478	—	—	2,478
	88,265	53,454	63,890	77,564	58,414	341,587

Under the two license agreements entered into in 2008 and 2009 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II: Wings of Liberty and World of Warcraft in the PRC for a period of three years from each game’s commercial release, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB2.2 billion. As of December 31, 2011, our outstanding commitments under the two license agreements totaled RMB576.9 million. The commercial launches of World of Warcraft and StarCraft II: Wings of Liberty occurred in September 2009 and April 2011, respectively. As of December 31, 2011, our commitments with respect to the first year after date of commercial launch above can be summarized as follows:

	Contract Year 1	Contract Year 2	Contract Year 3	Total
	RMB	RMB	RMB	RMB
	(in millions)
Licensed games	43.1	181.5	352.3	576.9

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

In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term of the World of Warcraft license agreement for an additional three years commencing from September 2012. In connection with such extension, we expect to incur an additional commitment totaling approximately RMB1.3 billion (US$0.2 billion), including royalty, consultancy fees to Blizzard and minimum marketing expenditure.

Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2011, a 10% change in the interest rate would result in an increase or decrease of RMB25.8 million (US$4.1 million) of our total amount of interest income or of RMB1.4 million (US$0.2 million) of our total amount of investment income in 2011.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange loss of RMB79.1 million (US$12.6 million) in 2011, compared to a net foreign exchange loss of RMB89.5 million in 2010. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on the “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In September 2011, the FASB revised guidance on the “Testing of Goodwill for Impairment”. The revised guidance specified that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance. We do not expect the adoption would have a material impact on our consolidated financial statements.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning on and after January 1, 2013. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2012 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	40	Director and Chief Executive Officer
Onward Choi	41	Acting Chief Financial Officer
Alice Cheng (1)	50	Director
Denny Lee	44	Director
Joseph Tong (1)	49	Director
Lun Feng	52	Director
Michael Leung (1)	58	Director
Michael Tong	41	Director

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

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. She has also been serving as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan since October 8, 2010. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

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

Joseph Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong currently serves as the chairman of the audit committee, a member of the nominating and remuneration committees and an independent director of Crosby Capital Limited, which is listed on the Stock Exchange of Hong Kong Limited. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

Lun Feng has served as a director since July 2005. He has been the Chairman of Vantone Holdings Co., Ltd., a private real estate investment company in China, since 1993. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited, a company listed on the Stock Exchange of Hong Kong Limited. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Junefield Department Store Group Limited and Golden Harvest Entertainment (Holdings) Limited and as an executive director of Chanceton Financial Group Limited, all of which are companies listed on the Stock Exchange of Hong

Kong Limited. Mr. Leung is also the responsible officer of Chanceton Capital Partners Limited, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Michael Tong has served as a director of our company since December 1999. He joined our company as an executive in May 2003 and later served as our Co-Chief Operating Officer from July 2004 to March 2009. Before joining our company as an executive, Mr. Tong had approximately seven years of experience in the investment industry working in several venture capital and private equity firms, including techpacific.com Venture Capital Limited, Softbank China Venture Investments Limited and Nomura China Venture Investment Limited. Mr. Tong also served as a director for Qunar.com, a Chinese travel website, from October 2007 to June 2011. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.                                    Compensation

Director Compensation

In 2011, we paid an aggregate amount of RMB1.5 million (US$0.2 million) in compensation for the services of our independent non-executive directors. On May 24, 2011, we also granted restricted share unit awards to each of our independent non-executive directors which vested on March 1, 2012. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

We do not have service contracts with any of our directors which provide for benefits upon termination.

Executive Officer Compensation

In 2011, we paid our executive officers aggregate cash compensation of RMB12.9 million (US$2.1 million), which included salaries paid to Zhonghui Zhan, prior to his resignation from the position as our company’s Chief Operation Officer in May 2011. In 2011, we also granted to Mr. Zhan a restricted share unit award which may be settled for an amount of ordinary shares representing less than 1% of our total outstanding ordinary shares upon full vesting of the award, and the unvested portion of such award terminated at the date of his resignation.

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

During the year 2011, our board met in person or passed resolutions by unanimous written consent ten times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 1, 2011.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong and Michael Leung are currently the members of each of these committees.

In 2011, the audit committee met in person or passed resolutions by unanimous written consent seven times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

In 2011, the compensation committee held four meetings. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

In 2011, the nominating committee passed resolutions by unanimous written consent one time. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

The audit, compensation and nominating committees are composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all such members are “independent” as that term is defined in NASDAQ Marketplace Rule 5605(a)(2).

Compensation Committee Interlocks

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

D.                                    Employees

As of December 31, 2009, 2010 and 2011, we had 4,563, 5,254 and 6,160 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2011:

Online game	1,828
Customer service	1,568
Content	931
Search engine	427
Product development	307
Advertising sales	268
E-mail	187
E-commerce	168
Technology services	156
Finance and Legal	84
Administration	74
Wireless	38
Marketing	37
Human resources	24
Other	63
6,160

In addition, as of December 31, 2011, we had 402 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2011 (unless otherwise indicated) by:

•                                all persons who are beneficial owners of five percent or more of our ordinary shares,

•                                each of our directors,

•                                our Chief Executive Officer and Acting Chief Financial Officer, and

•                                all current directors and executive officers as a group.

As of December 31, 2011, 3,273,936,881 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1)
c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.5%
Orbis Investment Management Limited (2)	417,068,125	12.7%
Capital Research Global Investors (3)	299,231,725	9.1%
Lone Pine Capital LLC (4)	186,588,500	5.7%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (5)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*

All current directors and executive officers as a group (8 persons) (6)	1,456,480,000	44.5%

*                          less than 1%

(1)                  Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                  Based solely upon information as of December 31, 2011 contained in the Form 13F filed by Orbis Investment Management Limited with the SEC. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                  Based solely upon information as of December 31, 2011 contained in the Form 13F filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC.  The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071-1447.

(4)                  Based solely upon information as of December 31, 2011 contained in the Form 13F filed by Lone Pine Capital LLC (“LPC”) with the SEC. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2011. The address of the principal business office of LPC is Two Greenwich Plaza, Greenwich, Connecticut, 06830, United States.

(5)                 The address of our current executive officers and directors is c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, the People’s Republic of China 100084.

(6)                  Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. Such amount includes ordinary shares and ordinary shares issuable upon exercise of options held by our directors and executive officers as a group.

As of December 31, 2011, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2011, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,884,340,840 ordinary shares as of that date.

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

Item 7.   Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. We changed our name from “NetEase.com, Inc.” to “NetEase, Inc.” with effect from March 29, 2012 after its approval at our extraordinary general meeting of shareholders held on the same day. We believe that the change of name would more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services.

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong

Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

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

•                               provide technical service for e-commerce;

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

•                               provide technical service for e-commerce; and

•                               provide technical support for e-publishing.

Guangyitong has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2006 and will continue to be effective unless any one of the two parties object.

•                                Cooperative Agreement between Guangzhou NetEase and Guangzhou Information.  Under the Cooperative Agreement, Guangzhou Information has agreed to provide the following services:

•                               computer software development (including but not limited to online games); and

•                               technical support and maintenance for the operation of the computer software.

Guangzhou NetEase has agreed to pay a monthly service fee to Guangzhou Information in accordance with a formula based on its expenses incurred. The Cooperative Agreement was effective from January 2010 and will continue to be effective unless any one of the two parties object.

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

By supplemental agreements entered into between the relevant parties in August 2005, the respective terms of the foregoing two agreements are automatically renewable for successive one year terms, unless, in the case of the Exclusive Advertising Agency Agreement, NetEase, or in the case of the Online Advertising Agreement, Guangzhou NetEase, objects to such renewal.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us.  As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  We have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31, 2009, 2010 and 2011 as discussed in Item 5.A. “Operating Results — Basis of Presentation.”  Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

Purchase of Property in Guangzhou

We occupy a building in Guangzhou with floor space of approximately 20,000 square meters which was previously owned by a third party property developer. William Lei Ding, our Chief Executive Officer, director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. We and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant our company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged such property to a bank. In February 2009, we and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, we made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010. By July 2010, Mr. Ding completed the transfer of his interest in the property to one of our wholly owned subsidiaries at cost, which was valued at RMB72.2 million (all of which had been paid to Mr. Ding as of December 31, 2011). In addition, we incurred miscellaneous property-related transfer costs in the aggregate amount of RMB8.4 million upon this property transfer.

From the date we commenced occupying this property in July 2006 until our acquisition of title to it in July 2010, we did not pay any rent for our occupation of this property. Although we did not pay any rent for this property, we reported in our consolidated statement of operations and comprehensive income an annual imputed rent (based on the prevailing market rental) of RMB9.4 million in 2009 and an adjusted net rental charge of RMB2.1 million for the first six months of 2010 (prior to our ownership of the building) based on a revised annual market rental assessment, taking into account a revised estimated useful life of the building, performed in 2010.

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

	Sales Price
	High	Low
Annual highs and lows
2007	$24.00	$13.45
2008	$27.16	$15.00
2009	$48.50	$16.61
2010	$43.66	$26.16
2011	$55.00	$35.74

Quarterly highs and lows
First Quarter 2010	$42.31	$31.92
Second Quarter 2010	$37.90	$26.16
Third Quarter 2010	$42.14	$31.71
Fourth Quarter 2010	$43.66	$35.20
First Quarter 2011	$49.56	$36.20
Second Quarter 2011	$55.00	$40.48
Third Quarter 2011	$52.25	$37.26
Fourth Quarter 2011	$50.99	$35.74
First Quarter 2012	$60.47	$42.02

Monthly highs and lows
October 2011	$50.99	$35.74
November 2011	$48.97	$40.69
December 2011	$48.32	$42.45
January2012	$49.75	$42.02
February 2012	$53.96	$46.60
March 2012	$60.47	$49.29
April 2012 (through April 13, 2012)	$60.34	$55.34

Item 10.                            Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2011 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Rights, Preferences and Restrictions of Ordinary Shares

General . All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends . The holders of shares are entitled to such dividends as may be declared by our board of directors.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the shares. A special resolution is required for matters such as a change of name. Holders of the shares may by ordinary resolution, among other things, elect directors, appoint auditors, and increase our share capital.

Liquidation . On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) assets available for distribution among the holders of shares shall be distributed among the holders of the shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law and the memorandum and articles of association, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution.

Variations of Rights of Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

(b)                       sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our restated memorandum of association, subject nevertheless to the provisions of Section 13 of the Companies Law; and

(c)                        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by the Companies Law.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to NetEase, Inc. and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by each constituent company by way of (a) a special resolution of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a Cayman Islands constituent company must be obtained, unless the Grand Court of the Cayman Islands waives such requirement.  The Plan must be filed with the Registrar of Companies together with, among other documents, a director’s declaration as to the solvency of the constituent company and of the consolidated or surviving company, a director’s declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period after expiry of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained have been applied and followed by the courts in the Cayman Islands.

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

D.                                    Exchange Controls

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997 and August 1, 2008) and the Regulations of Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996.

Under the Foreign Exchange Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises including wholly foreign owned enterprises, may buy, sell or remit foreign currencies only at those banks that are authorized to conduct foreign exchange business after providing such banks with valid commercial supporting documents and, in the case of capital account item transactions, after obtaining approvals from SAFE. Capital investments by foreign invested enterprises outside the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission.

On August 29, 2008, SAFE promulgated the Circular on Issues Relating to the Improvement of Business Operation With Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises, or Circular 142, which stipulates that the registered capital of an foreign invested enterprises may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of Circular 142 may result in penalties, including fines as set forth in the Foreign Exchange Administration Rules.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, pursuant to regulations promulgated by SAFE, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to such offshore parent companies and from paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation in respect of such PRC subsidiaries, if PRC shareholders with a direct or indirect stake in the offshore parent company fail to make the required SAFE registrations.

These regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these new restrictions.”

For more information about foreign exchange control, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

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

In addition, under recently enacted U.S. tax legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Holders that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect the recently enacted legislation.  Guidance has not yet been issued regarding the information required to be included on such form.  Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Holder (that is, an individual or, to the extent provided in future guidance, a domestic entity) to report to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as our company) for taxable years beginning after March 18, 2010.

U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of our shares or ADSs.

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

A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China, Hong Kong or the British Virgin Islands. All or most of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law, and King&Wood Mallesons Lawyers, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Maples and Calder has further advised us that a final judgment in the federal or state courts of the United States under which the judgment debtor is imposed a liability to pay a liquidated sum for which the judgment has been given, other than a sum payable in respect of taxes, fines or penalties and which was neither obtained in a manner nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands.  However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provisions of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

King&Wood Mallesons Lawyers has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

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

In accordance with NASDAQ Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our website at http://ir.netease.com under the heading “Annual Reports.” In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

D.         American Depositary Shares

Fees and charges our ADS holders may have to pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2011, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,281 for the year ended December 31, 2011.

PART II

Item  13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15.                Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management’s annual report on internal control over financial reporting and the related report of our independent registered public accounting firm are included in this annual report on pages F-1 and F-2, respectively.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item  16A.             Audit Committee Financial Expert

Our board of directors has determined that Mr. Joseph Tong qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Tong is “independent” as that term is defined in NASDAQ Marketplace Rule 5605(a)(2).

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

Item  16C.             Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2010 and 2011.

	For the year ended December 31,
	2010(1)	2011(1)
	RMB (in thousands)
Audit fees(2)	9,495	9,970
Tax fees(3)	277	737
All other fees (4)	—	200
Total	9,772	10,907

(1)         The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB486,000 and RMB610,000 in 2010 and 2011, respectively.

(2)         “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.

(3)         “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.

(4)         “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Item  16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 1, 2011, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$50 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. The share repurchase program expired on February 29, 2012 and no ADSs were purchased.

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

Item  16H.             Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                 Financial Statements

The company has elected to provide financial statements pursuant to Item 18.

Item 18.                                 Financial Statements

The consolidated financial statements for NetEase, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.                                 Exhibits

Exhibit Number	Document
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.1

Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.1

Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.2

2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the Securities and Exchange Commission on January 8, 2010)

4.3

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 29, 2010)

4.4

Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.5

Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.6

Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.7

Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.8

Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.9

Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.10

Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.11

Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.12

Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on March 27, 2000)

4.13

Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.14

Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.15

Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.16

Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.17

Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.18

Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.19

Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.20

Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on June 15, 2000)

4.21

Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on August 31, 2001)

4.22

Assignment Agreement dated May 17, 2004 by and among NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Inc. and Guangzhou NetEase Interactive Entertainment Co., Ltd. (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.23

Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.24

Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.25

No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 27, 2005)

4.26

Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and NetEase (Hangzhou) Network Co., Ltd. effective as of January 1, 2007 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.27

Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd., Guangzhou NetEase Interactive Entertainment Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.28

Cooperative Agreement between Guangzhou NetEase Computer System Co., Ltd. and Guangzhou Boguan Telecommunication Technology Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.29

Cooperative Agreement between NetEase Information Technology (Beijing) Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.35 to the company’s Annual

Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

4.30

Cooperative Agreement between Guangzhou NetEase Interactive Entertainment Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. effective as of January 1, 2006 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 26, 2007)

8.1	Subsidiaries and Variable Interest Entities of NetEase, Inc.

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

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King&Wood Mallesons Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 26, 2012

NETEASE, INC.

Management’s Report on Internal Control Over Financial Reporting

The management of NetEase, Inc., or the Company, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. and its subsidiaries (“the Company”, formerly known as NetEase.com, Inc.) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
April 26, 2012

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2010	2011	2011
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,285,137	2,214,618	351,867
Time deposits	8,193,972	9,704,777	1,541,934
Restricted cash	140,599	318,684	50,634
Accounts receivable, net	256,335	230,047	36,551
Prepayments and other current assets	678,793	900,464	143,070
Held-to-maturity investments	—	993,606	157,868
Deferred tax assets	72,059	111,990	17,793
Total current assets	10,626,895	14,474,186	2,299,717

Non-current assets:
Property, equipment and software, net	755,778	848,469	134,808
Land use right, net	12,046	11,788	1,873
License rights	144,637	48,962	7,779
Deferred tax assets	1,530	2,586	411
Other long-term assets	45,776	58,940	9,365
Total non-current assets	959,767	970,745	154,236

Total assets	11,586,662	15,444,931	2,453,953

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	130,558	134,217	21,325
Salary and welfare payables	181,973	244,398	38,831
Taxes payable	289,332	391,769	62,246
Deferred revenue	773,952	1,014,073	161,120
Accrued liabilities and other payables	452,412	498,120	79,143
Total current liabilities	1,828,227	2,282,577	362,665

Long-term payable:
Other long-term payable	33,342	63,890	10,151
Deferred tax liabilities	1,455	—	—
Total long-term payable	34,797	63,890	10,151

Total liabilities	1,863,024	2,346,467	372,816

Commitments and contingencies (See Note 20)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized,3,252,364 shares issued and outstanding as of December 31, 2010 and 3,273,937 shares issued and outstanding as of December 31, 2011	2,673	2,687	427
Additional paid-in capital	850,724	1,002,336	159,255
Statutory reserves	321,968	472,586	75,087
Retained earnings	8,565,446	11,649,092	1,850,854
NetEase, Inc’s shareholders’ equity	9,740,811	13,126,701	2,085,623
Noncontrolling interests	(17,173)	(28,237)	(4,486)
Total shareholders’ equity	9,723,638	13,098,464	2,081,137

Total liabilities and shareholders’ equity	11,586,662	15,444,931	2,453,953

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data)

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenues:
Online game services	3,368,689	4,944,439	6,552,431	1,041,077
Advertising services	383,560	633,209	795,422	126,380
Wireless value-added services and others	71,202	82,141	124,898	19,844
	3,823,451	5,659,789	7,472,751	1,187,301
Business tax expense	(66,504)	(152,120)	(182,099)	(28,933)
Net revenues	3,756,947	5,507,669	7,290,652	1,158,368
Cost of revenues	(972,374)	(1,798,841)	(2,372,288)	(376,919)
Gross profit	2,784,573	3,708,828	4,918,364	781,449

Operating expenses:
Selling and marketing expenses	(351,661)	(656,976)	(849,205)	(134,925)
General and administrative expenses	(165,205)	(189,621)	(280,227)	(44,524)
Research and development expenses	(244,272)	(317,929)	(465,490)	(73,959)
Total operating expenses	(761,138)	(1,164,526)	(1,594,922)	(253,408)

Operating profit	2,023,435	2,544,302	3,323,442	528,041
Other income (expenses):
Investment income	354	290	14,128	2,245
Interest income	128,168	141,001	258,053	41,000
Exchange gains (losses)	9,617	(89,488)	(79,058)	(12,561)
Other, net	(10,934)	(19,634)	99,164	15,756
Income before tax	2,150,640	2,576,471	3,615,729	574,481
Income tax	(313,861)	(344,446)	(392,756)	(62,402)

Net income	1,836,779	2,232,025	3,222,973	512,079
Net loss attributable to non-controlling interests	13,657	3,747	11,291	1,794
Net income attributable to the NetEase, Inc.’s shareholders	1,850,436	2,235,772	3,234,264	513,873
Comprehensive income	1,850,436	2,235,772	3,234,264	513,873

Net income per share, basic	0.57	0.69	0.99	0.16
Net income per ADS, basic	14.34	17.22	24.76	3.93
Net income per share, diluted	0.57	0.69	0.99	0.16
Net income per ADS, diluted	14.24	17.14	24.68	3.92
Weighted average number of ordinary shares outstanding, basic	3,225,250	3,246,426	3,265,550	3,265,550
Weighted average number of ADS outstanding, basic	129,010	129,857	130,622	130,622
Weighted average number of ordinary shares outstanding, diluted	3,248,983	3,261,886	3,276,704	3,276,704
Weighted average number of ADS outstanding, diluted	129,959	130,475	131,068	131,068

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

						Non-	Total
	Ordinary shares		Additional	Statutory	Retained	controlling	shareholders’
	Share	Amount	paid-in capital	reserves	earnings	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	3,206,469	2,642	712,622	195,872	4,605,300	209	5,516,645
Ordinary shares issued upon exercise of employee stock options	31,556	22	40,492	—	—	—	40,514
Share-based compensation	—	—	31,385	—	—	—	31,385
Appropriation to statutory reserves	—	—	—	29,912	(29,912)	—	—
Net income	—	—	—	—	1,850,436	(13,657)	1,836,779
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	19	19
Other	—	—	(10)	—	17	(5)	2
Balance as of December 31, 2009	3,238,025	2,664	784,489	225,784	6,425,841	(13,434)	7,425,344
Ordinary shares issued upon exercise of employee stock options	14,339	9	24,114	—	—	—	24,123
Share-based compensation	—	—	42,130	—	—	—	42,130
Appropriation to statutory reserves	—	—	—	96,184	(96,184)	—	—
Net income	—	—	—	—	2,235,772	(3,747)	2,232,025
Option exercised in a subsidiary by non-controlling shareholders	—	—	—	—	—	16	16
Other	—	—	(9)	—	17	(8)	—
Balance as of December 31, 2010	3,252,364	2,673	850,724	321,968	8,565,446	(17,173)	9,723,638
Ordinary shares issued upon exercise of employee stock options	15,539	10	73,327	—	—	—	73,337
Ordinary shares issued upon settlement of restricted share units	6,034	4	(4)	—	—	—	—
Share-based compensation	—	—	78,289				78,289
Appropriation to statutory reserves	—	—	—	150,618	(150,618)	—	—
Net income	—	—	—	—	3,234,264	(11,291)	3,222,973
Capital injection in a subsidiary by non-controlling shareholders	—	—	—	—	—	227	227
Balance as of December 31, 2011	3,273,937	2,687	1,002,336	472,586	11,649,092	(28,237)	13,098,464

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,836,779	2,232,025	3,222,973	512,079
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143,580	232,171	293,239	46,591
Impairment loss for license right	—	—	50,316	7,994
Share-based compensation cost	31,385	102,406	122,032	19,389
Allowance for (reversal of) provision for doubtful debts	15,982	(20,029)	416	66
Losses (gains) on disposal of property, equipment and software	3,988	13,985	(74)	(12)
Unrealized exchange (gains) losses	(11,688)	100,219	76,262	12,117
Deferred income taxes	(43,060)	8,619	(42,442)	(6,743)
Net equity share of losses (gains) from associated companies	4,104	(1,093)	1,195	190
Others	13	—	(12,580)	(1,999)
Changes in operating assets and liabilities:
Accounts receivable	(7,139)	(89,997)	10,800	1,716
Prepayments and other current assets	(453,046)	3,047	(83,490)	(13,265)
Accounts payable	154,463	(37,557)	22,710	3,608
Salary and welfare payables	34,571	52,480	62,425	9,918
Taxes payable	108,973	12,592	33,329	5,295
Deferred revenue	135,744	190,482	240,121	38,151
Accrued liabilities and other payables	139,846	55,604	75,716	12,031
Net cash provided by operating activities	2,094,495	2,854,954	4,072,948	647,126

Cash flows from investing activities
Purchase of property, equipment and software	(407,727)	(297,980)	(410,120)	(65,162)
Proceeds from sale of property, equipment and software	120	359	263	42
Purchase of other intangible assets	—	—	(1,042)	(166)
Purchase of held-to-maturity investments	—	—	(1,001,026)	(159,047)
Proceeds from disposals of held-to-maturity investments	—	—	20,000	3,178
Purchase of license right	(204,819)	—	(39,300)	(6,244)
Investments in associated companies	(4,207)	—	—	—
Transfer to restricted cash	(123,863)	(16,736)	(178,085)	(28,295)
Net change in time deposits with terms of three months	1,105,918	(338,570)	(318,937)	(50,674)
Placement/rollover of matured time deposits	(6,406,601)	(10,402,822)	(10,861,505)	(1,725,719)
Proceeds from maturity of time deposits	4,136,425	8,443,805	9,598,470	1,525,043
Net increase in other assets	(2,830)	(9,218)	(16,951)	(2,693)
Net cash used in investing activities	(1,907,584)	(2,621,162)	(3,208,233)	(509,737)

Cash flows from financing activities:
Proceeds from employees exercising stock options	40,514	24,123	73,337	11,652
Payments of other long-term payable	—	—	(20)	(3)
Capital contribution from non-controlling interests	19	16	227	36
Net cash provided by financing activities	40,533	24,139	73,544	11,685

Effect of exchange rate changes on cash held in foreign currencies	20,438	(14,084)	(8,778)	(1,395)

Net increase in cash and cash equivalents	247,882	243,847	929,481	147,679
Cash and cash equivalents beginning of the year	793,408	1,041,290	1,285,137	204,188
Cash and cash equivalents end of the year	1,041,290	1,285,137	2,214,618	351,867

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	294,273	252,040	371,238	58,984
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable	47,427	146,523	37,614	5,976

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                   The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (the “Company”)  with effect from March 29, 2012 after its approval at the Company’s extraordinary general meeting of shareholders held on the same day. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2011, the Company had the following principle subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary:

Place and date of
Name	incorporation

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Limited (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Co., Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Guangzhou NetEase Information Technology Co., Ltd. (“Guangzhou Information”)	Guangzhou, China June 24, 2008

Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China July 14, 2009

Zhejiang Weiyang Technology Co., Ltd. (“Weiyang”)	Hangzhou, China March 15, 2010

Ujia (Hong Kong) Limited (“Ujia Hong Kong”)	Hong Kong, China May 30, 2011

Ujia.com, Inc. (“Ujia Cayman”)	Cayman Islands June 14, 2011

Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China October 25, 2011

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (Formerly known as “Hong Kong NetEase Computer Technology Limited”) (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China December 9, 2008

Name	Place and date of incorporation
Hangzhou Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China April 15, 2009

Ujia E-commerce Co., Ltd. (“Ujia E-commerce”)	Hangzhou, China August 8, 2011

In addition, Guangzhou NetEase has two majority-owned subsidiaries, Wangyibao Co., Ltd. (“Wangyibao Company”) and Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”).  The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

As of December 31, 2011, the total assets of all the consolidated VIEs of the Company were RMB2.2 billion, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2011, the total liabilities of the consolidated VIEs were RMB1.9 billion, mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

In accordance with various contractual agreements, the Company has power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for the registered capital of the VIEs and certain non-distributable statutory reserves amounting to approximately RMB183.0 million and RMB6.9 million, respectively as of December 31, 2011.  As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2011.

In August 2008 and April 2009, Blizzard Entertainment, Inc. (“Blizzard”) agreed to license certain online games to Shanghai EaseNet for operation in China. Shanghai EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to Shanghai EaseNet. The joint venture currently consists of two companies, StormNet IT HK and StormNet IT SH. Shanghai EaseNet, StormNet IT HK and StormNet IT SH became fully operational starting in 2009.

In April 2009, two Chinese employees of the Company incorporated a domestic enterprise, HZ Leihuo, for the purpose of applying for an internet content provider license under the applicable Chinese telecommunication laws to operate the Group’s own proprietary games in Hangzhou. Leihuo was not fully operational as of December 31, 2011.

Hangzhou Langhe was incorporated in China in July 2009 to provide customer support service and other technical and consulting services in connection with the Company’s operation of the games licensed from Blizzard.

Weiyang was incorporated in China in March 2010 to operate a swine raising business in Zhejiang Province, China.  In 2010, Weiyang started to work on this new business venture, and as of December 31, 2011, it was still in the process of negotiating with the relevant government authorities over the selection of an appropriate site for the swine raising business.

Wangyibao Company was incorporated in China in July 2010, as a subsidiary of Guangzhou NetEase, for the purpose of operating the Wangyibao online payment platform of the Company which was initially launched in February 2009 to facilitate e-payment by online-game customers to the Company.

Ujia Cayman, Ujia Hong Kong and Lede Technology were incorporated in Cayman Island, Hong Kong and China in June, May and October 2011, respectively, for the purpose of operating the Company’s e-commerce business together with Ujia E-commerce, a VIE incorporated in China in August 2011 by two Chinese employees of the Company.  Those entities were not fully operational in 2011.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in Note 1(b).

(b)                   Nature of operations

The Group generates revenues from providing online game services and advertising services on the NetEase websites, and to a much lesser extent, from wireless value-added and other fee-based premium services and e-commence related services. Substantially all of the Company’s revenues are directly or indirectly generated through these VIEs.

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

VIE Arrangements with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online games, Internet content and wireless value-added services, as well as the provision of advertising services.  Such VIEs are:

(1)  Guangzhou NetEase (owned by William Lei Ding, our principal shareholder, and his brother, Bo Ding),

(2)  Guangyitong Advertising (owned by Mr. Ding and Guangzhou NetEase), and

(3)  Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with the VIEs, the Company’s subsidiaries NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou provide technical consulting and related services to these VIEs. The principal agreements that transfer economic benefits to the Company and its subsidiaries are:

•                 Cooperative agreements with Guangzhou NetEase — under these agreements, the Company’s subsidiaries NetEase Beijing, Guangzhou Interactive, Guangzhou Information, Boguan and NetEase Hangzhou provide various technical consulting and related services and bandwidth to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.

•                 Cooperative agreement with Guangyitong Advertising — under this agreement, NetEase Beijing provide various technical consulting and related services in exchange for substantially all of Guangyitong Advertising’s profits.

The principal agreements that provide the Company and its subsidiaries effective control over these VIEs are:

•                 Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

•                 Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all voting rights.

•                 Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are

parties, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our Board.

•                 Other Governance Arrangements.  The parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising or Guangzhou NetEase, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising or Guangzhou NetEase, to the extent permitted by Chinese law.  In addition, the ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

The above-mentioned contractual arrangements enable the Company to:

•                 have the power to direct activities of these companies that most significantly impact the entities’ economic performance;

•                 receive substantially all of the economic benefits and residual returns, and absorb substantially all the risk of expected losses from these companies as if it were their sole shareholder; and

•                 have an option to purchase all of the equity interests in these companies at a nominal price.

Management evaluated the relationships among the Company, its subsidiaries and these companies and concluded that the Company is the primary beneficiary of each of them. As a result, these companies’ results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and the Company, and the Company.

StormNet IT HK, StormNet IT SH and Shanghai EaseNet (collectively referred to as the “JV Group”) are variable interest entities as equity investment at risk is not sufficient to permit the JV Group to finance its activities without additional subordinated financial support provided by any parties.  Due to the restriction on the disposition of their respective shares in the joint venture, Blizzard and NetEase are considered related parties for purposes of identifying which party is the primary beneficiary under ASC 810.  Since the aggregate variable interests held by Blizzard and NetEase would, if held by a single party, identify that party as the primary beneficiary, either Blizzard or NetEase will be the primary beneficiary. Based on the assessment of all relevant facts and circumstances, the Company determined that NetEase is most closely associated with the JV Group and therefore is the primary beneficiary.  As a result, the JV Group’s results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

The Company conducts substantially all of its business through the various VIEs discussed above and their subsidiaries, and therefore these companies directly affect the Company’s financial performance and cash flows.  As discussed below, if the Chinese government determines the VIE agreements do not comply with applicable laws and regulations and requires the Company to restructure its operations entirely or discontinue all or any portion of its business, or if the uncertainties in the PRC legal system limit the Group’s ability to enforce these contractual agreements, the Group’s business operations will be significantly disrupted and the Group might be unable to consolidate these companies in the future.  In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The major shareholder of Guangzhou NetEase, which is in turn the major shareholder of Guangyitong Advertising, Wangyibao Company and Youdao Computer, and Shanghai EaseNet is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the

Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations.  Accordingly, the Company cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities.  The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could impact the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

•                        revoke the Group’s business and operating licenses;

•                        require the Group to discontinue or restrict operations;

•                        restrict the Group’s right to collect revenues;

•                        block the Group’s websites;

•                        require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                        impose additional conditions or requirements with which the Group may not be able to comply; or

•                        take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIEs.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: lives of the permanent in-game items, the determination of whether sales prices are fixed or determinable and collection is probable or reasonably assured and the recoverability of accounts receivable, realization of deferred tax assets and the determination of uncertain tax positions, useful lives and impairment provision of property, equipment and software and intangibles, and fair value of the Company’s stock options and restricted share units.

(c)                   Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

Revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized net of sales discount.

(i)                     Online game services

The Group sells prepaid point cards through Guangzhou NetEase and Shanghai EaseNet to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers via the Company’s Wangyibao online payment services platform, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote.  The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more. The revenue recognized from the inactive accounts was insignificant in 2010 and 2011.

(ii)                   Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by Guangyitong Advertising. Advertising service contracts may consist of multiple elements that typically spans over a quarter to a year. Before 2011, the Company has not established vendor specific objective evidence of fair value for the multiple components and, as a result, with respect to the advertising contract that do not include a fixed delivery pattern for various types of advertising services, recognition of revenues is deferred until completion of the contract. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. In accordance with ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements (“ASU No.2009 -13”), on January 1, 2011, the Company began to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, the Company allocates the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. The Company use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) the management’s best estimate of the selling price for that deliverable. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

The Company recognizes revenue and expense at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

For the years ended December 31, 2009, 2010 and 2011, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

Other fee-based premium services revenues, operated on a monthly subscription basis, are derived principally from providing premium e-mail, friends matching and dating services. Prepaid subscription revenues are deferred and are recognized by the Group on a straight-line basis over the period in which the services are provided.

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

Revenues from e-commerce services mainly include personalized photo-based products and other e-commerce related services. Revenues are recognized when such products are transferred to the customers or the services are rendered and collections are reasonably assured.

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

(e)                   Research and development costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility with a proven ability to operate in the Chinese market, all subsequent online game development costs are capitalized until that game is marketed. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation. The costs incurred for development of on-line game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant. All online game development costs have been expensed when incurred for the years ended December 31, 2009, 2010 and 2011.

The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

(f)                     Cash, cash equivalent and time deposits

Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2010, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$19.0 million and Euro5.1 million, respectively. As of December 31, 2011, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$32.1 million and Euro18.6 million, respectively (equivalent to approximately RMB202.2 million and RMB151.6 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2010, there were time deposits denominated in US dollars and Euro amounting to approximately US$55.1 million and Euro70.7 million. As of December 31, 2011, there were time deposits denominated in US dollars and Euro amounting to approximately US$34.5 million and Euro55.8 million (equivalent to approximately RMB217.4 million and RMB455.1 million, respectively).

As of December 31, 2010 and 2011, the Company had approximately RMB8.7 billion and RMB11.6 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 91.7% and 97.4% of total cash and cash equivalents and time deposits of the Company, respectively.

As of December 31, 2010 and 2011, the Company had a restricted cash balance which is set aside for a period of less than 12 months of approximately RMB140.6 million and RMB318.7 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Guarantee deposit for consulting fee payments due to Blizzard	36.0	85.0
Escrow account deposit for funding sales and marketing activities of Blizzard’s licensed games	104.6	233.7
	140.6	318.7

The Company had no other lien arrangements during 2010 and 2011.

(g)                  Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments, including cash and cash equivalents and time deposits with maturity terms no longer than one year, accounts receivable, held-to-maturity investments and accounts payable, are carried at cost or amortized cost as of the balance sheet dates. The carrying values approximate their fair values due to the short maturities of these instruments. Please see Note 24 for additional information.

(h)                  Held-to-maturity investment

The investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost. For individual investment classified as held-to-maturity investments, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that, it does not intend or is not required to sell an impaired debt investment before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity investments continue to be recognized at the amortized cost.

(i)                     Investment in associated companies

Investments in associated companies in which the Company is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under other long-term assets in the consolidated balance sheets.

(j)                     Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years (revised estimated useful life from 15 years)
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the leased assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Servers and computers	3 years
Software	3 years (revised estimated useful life from 2-3 years)

During 2010, the Company revised the estimated useful lives of buildings and software.  With respect to an asset with its estimated useful life revised, the remaining net book value is amortized over the duration of its remaining estimated useful life, where appropriate.  The foregoing-mentioned changes in estimated useful lives did not result in a material change to the Company’s amortization and depreciation charges in 2010 and 2011.

Repairs and maintenance expenditures, which are not considered improvement and do not extend the useful life of the property and equipment, are expensed as incurred. When the Company retires or disposes its property, equipment and software, it records any gain or loss arising from the retirement or disposal under Other, net in its consolidated statements of operations and comprehensive income.

(k)                 Intangible assets

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets from business acquisition using the straight-line method:

Land use right	over the remaining term of the land use right period
License right	over the license period
Customer contracts and relationships	8-10 years
Technology	3 years

(l)                     Advertising expenses

The Company expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB65.2 million, RMB203.7 million and RMB247.0 million for the years ended December 31, 2009, 2010 and 2011, respectively.

(m)               Foreign currency translation

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2939 on the last trading day of 2011 (December 30, 2011) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(n)                  Share-based compensation

The Company measures the cost of employee services received in exchange for stock options at the grant date fair value of the award under its 1999 Stock Option Plan (see Note 18(a)). The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.  The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under its 2009 Restricted Share Unit Plan (see Note 18(c)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB63.7 million and RMB39.7 million, respectively as of December 31, 2011. There were no significant cash payments for share-based liabilities for the year ended 2009, 2010 and 2011.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 18 for further information regarding share-based compensation assumptions and expense.

(o)                   Taxation

Income tax expense is recognized in accordance with the laws of the relevant taxing authorities, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Tax rate changes are reflected in income during the period the changes are enacted.

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

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2009, 2010 and 2011.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2010 and 2011.

(p)                  Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

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

(q)                  Statutory reserves

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

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2009, 2010 and 2011 (in millions):

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Appropriations to general reserve fund and statutory surplus fund	29.9	96.2	150.6

For the years ended December 31, 2009, 2010 and 2011, NetEase Beijing, Guangzhou Interactive and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

(r)                   Non-controlling interests

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

(s)                    Related parties

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

(t)                     Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(u)                  Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in details under Note 23.

(v)                  Recently issued accounting pronouncements

In May 2011, Financial Accounting Standards Board (“FASB”) issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on the “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The revised guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB revised guidance on the “Testing of Goodwill for Impairment”. The revised guidance specified that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance. The company does not expect the adoption would have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning on and after January 1, 2013. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.                        Concentrations and Risks

(a)                   Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2009, 2010 and 2011 as follows:

	For the year ended December 31,
	2009	2010	2011
Total number of telecommunications service providers	11	12	12
Service providers providing 10% or more of the Company’s requirements	2	3	3
Total % of the Company’s requirements provided by 10% or greater service providers	85.3%	87.9%	86.6%

(b)                   Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and held-to-maturity investments. As of December 31, 2010 and 2011, substantially all of the Company’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services. No single customer has a receivable balance exceeding 10% of the total accounts receivable balance for the years ended 31 December, 2010 and 2011.

The held-to-maturity investments consist of the investment of fixed-rate corporate bonds of well-known Chinese companies, with a maturity date within one year as of the purchase date, all of those investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of those investments range from 4.27% to 5.65% per annum and have fixed maturity dates within 12 months from the purchase date. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Company and have a material effect on the Company’s financial condition and results of operations.

(c)                    Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2009, 2010 and 2011.

(d)                   Online Games

The Company derived a combined total of 83.1%, 84.4% and 83.6% of its total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively from several of the Company’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Tianxia III (a comprehensive upgrade from Tianxia II), Ghost and Heroes of Tang Dynasty as well as World of Warcraft, a game developed by and licensed from Blizzard.

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

4.                        Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2009	19,848	15,982	(5,815)	30,015
2010	30,015	(20,029)	(2,164)	7,822
2011	7,822	416	(266)	7,972

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	280,523	363,508
Prepayment for royalties - current portion	197,709	225,307
Interest receivable	49,232	105,798
Prepayments	50,267	65,659
Wangyibao operating funds held by 3rd party online payment settlement service providers	58,679	63,745
Prepayment for business tax	24,376	46,623
Employee advances	4,812	6,288
Security and rental deposits	9,716	5,679
Other	3,479	17,857
	678,793	900,464

In accordance with the license agreements of World of Warcraft and StarCraft II: Wings of Liberty, the Company made the guarantee payments of RMB280.5 million and RMB363.5 million to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2010 and 2011. The guarantee amounts will be released to the Company as and when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2010 and 2011, prepayments for royalties totaled approximately RMB197.7 million and RMB225.3 million, representing prepaid royalties based on game cards activated but remaining unconsumed related to operations of games licensed from Blizzard.

In February 2009, the Company launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Company engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2010 and 2011, the Company had operating funds totaling RMB58.7 million and RMB63.7 million, respectively, held by its third party online payment settlement service providers as shown above.

The amount of employee advances listed above included staff housing loan balances of RMB3.9 million and RMB5.4 million repayable within 12 months from December 31, 2010 and 2011, respectively (see Note 10 (b)). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2010 and 2011.

6.                        Held-to-maturity Investments

As of December 31, 2010 and 2011, the Group’s held-to-maturity investments, which were fixed-rate investments with a maturity date within one year when purchased, totaled approximately nil and RMB993.6 million, respectively. As of December 31, 2011, all the fixed-rate investments were corporate bonds with effective yield ranging from 4.27% to 5.65% per annum.

The following is a summary of held-to-maturity investments (in thousands):

		December 31, 2011
	Carrying Value	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities
-Fixed rate investments	993,606	—	993,606

During the years ended December 31, 2009, 2010 and 2011, the Company recorded investment income related to held-to-maturity investments of nil, nil and RMB13.1 million in the consolidated statements of operations and comprehensive income, respectively.

7.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Building	477,402	479,344
Leasehold improvements	73,408	80,615
Furniture, fixtures and office equipment	38,170	45,477
Vehicles	4,109	7,167
Servers and computers	483,618	643,033
Software	41,275	44,405
Construction in progress	144	118,581
	1,118,126	1,418,622
Less: Accumulated depreciation	(362,348)	(570,153)
Net book value	755,778	848,469

Depreciation expense was RMB114.8 million, RMB153.3 million and RMB208.3 million for the years ended 2009, 2010 and 2011, respectively.

The Company occupies a building in Guangzhou with floor space of approximately 20,000 square meters which was previously owned by a third party property developer. William Lei Ding, the Company’s Chief Executive Officer, Director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. The Company and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant the Company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged such property to the bank. In February 2009, the Company and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, the Company made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010.  By July 2010, Mr. Ding completed the transfer of his interest in the property to the Company at cost of RMB72.2 million, of which approximately RMB44.4 million and RMB nil remained payable to Mr. Ding as of December 31, 2010 and 2011, respectively (see Notes 13 and 22).  In addition, the Company incurred miscellaneous property-related transfer costs at a total of RMB8.4 million upon this property transfer which was capitalized as part of the property additions in 2010. As a result of the foregoing property transfer, the Company records its property interest in the Guangzhou office building at a total cost of RMB80.6 million during 2010.

From the date the Company commenced occupying this property in July 2006 to its acquisition of the title to the property in June 2010, the Company did not paid any rent for its occupation of this property. The Company has incurred payments for various improvements to the property and installation of equipment in the aggregate amount of approximately RMB75.3 million as of December 31, 2009. Although the Company did not paid any rent for this property, it accrued an imputed rent payable (based on the prevailing market rental) of approximately RMB33.9 million for the period from July 2006 to June 2010. The provision of the imputed rent was previously reported under accounts payable in the Company’s consolidated balance sheets. Following the successful transfer of the building to the Company by Mr. Ding in June 2010,  the Company credited the total amount of imputed rental accrued to date of approximately RMB33.9 million to the accumulated depreciation account and will amortize the remaining cost of the building over the estimated useful life of the building.

During 2007, the Company started to construct a new research and development center in Hangzhou, China.  Construction of the main building was completed in December 2010 and relevant depreciation began in January 2011.  As of December 31, 2011, the accumulated capital expenditures in connection with the construction and renovation of our new research and development center were RMB396.7 million, excluding payment for the land use right, which was recorded separately (see Note 8). The Company does not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2011.

As of December 31, 2011, Construction in progress balance mainly represented a prepayment of RMB110.9 million for the construction of an office building in Beijing. All the related cost is capitalized in construction in progress to the extent they are incurred for the purposes of bringing the construction development to a usable state.

8.                        Land Use Right

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

	December 31,	December 31,
	2010	2011
	RMB	RMB
Cost	27,779	27,779
Incentive payment from Hangzhou local government	(15,000)	(15,000)
Accumulated amortization	(733)	(991)
Land use right, net	12,046	11,788

The total amortization expense for each of the years ended December 31, 2009, 2010 and 2011 amounted to approximately RMB258,000.  The estimated amortization expense for each of the five succeeding fiscal years is expected to be approximately RMB258,000 each year.

9.                        License Rights

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed game, which was commercially launched in China on April 6, 2011; Warcraft III: Reign of Chaos, a fantasy-themed game; and Warcraft III: The Frozen Throne, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses on an exclusive basis in China its Battle.net platform which enables multiplayer interaction within these games and other online services. The term of these licenses will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial launch of StarCraft II: Wings of Liberty in China. On behalf of Shanghai EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) and US$6.0 million (RMB39.3 million) as initial license fee in 2008 and 2011, respectively, and started amortizing those prepaid license fees since April 2011.

As of December 31, 2011, the Company made an assessment of the above license rights for impairment using an income approach, which involved applying an appropriate discount rate to estimate the cash flows forecasts. Based on the assessment result, the Company recorded an impairment charge of approximately RMB50.3 million in general and administrative expenses of the consolidated statements of operations and comprehensive income, which representing 100% provision on the unamortized portion of those license rights as of December 31, 2011.

Additionally, in April 2009, the Company paid Blizzard a 3-year license fee of US$30 million (RMB204.8 million) for the right to operate World of Warcraft. As World of Warcraft was commercially re-launched in September 2009, the Company started amortizing the prepayment for the license right over the license term. No impairment provision was made on World of Warcraft’s license as of December 31, 2011.

The foregoing license rights are summarized as follows (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Payment for license rights	232,283	271,582
Accumulated amortization	(87,646)	(172,304)
Impairment provision for license rights other than World of Warcraft	—	(50,316)
	144,637	48,962

The total amortization expense for the years ended December 31, 2009, 2010 and 2011 amounted to approximately RMB19.4 million, RMB68.2 million and RMB84.7 million, respectively. As of December 31, 2011, the estimated amortization expense for the future fiscal years is expected to be as follows (in thousands):

RMB
2012	48,962

In March 2012, the Company and Blizzard agreed to extend the license of World of Warcraft for an additional 3 years, following the expiration of the current license agreement. (see Note 20(a)).

10.                 Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Investment in associated companies	34,677	33,482
Staff housing loans	8,896	14,004
Non-current rental deposits	2,198	9,747
Others	5	1,707
	45,776	58,940

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
31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, RMB2.8 million and RMB1.6 million, respectively. Amortization expense of the above-mentioned intangible assets was approximately RMB1.0 million, RMB1.0 million and RMB0.8 million for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the estimated aggregate amortization expense for such intangible assets for each of the next five years is as follows (in thousands):

RMB
2012	450
2013	450
2014	450
2015	450
2016	359
2,159

The Company recorded equity share of losses from associated companies totaling RMB4.1 million and RMB1.2 million for the years ended December 31, 2009 and 2011, respectively, and equity share of profits of RMB1.1 million for the year ended December 31, 2010.

(b)  The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China totaling RMB7.6 million and RMB12.6 million for the years ended December 31, 2010 and 2011, respectively. Each individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed between 2.25% to 3.50% per annum for the years ended December 31, 2010 and 2011, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2010 and 2011 amounted to approximately RMB3.9 million and RMB5.4 million, respectively, are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

11.                 Taxation

(a)                   Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ujia Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or Ujia Cayman to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2010 and 2011 on their taxable income generated from operation in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

In accordance with the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises” (“the previous income tax laws”) prevailing prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax (“EIT”) at the statutory rates of 30% and 3%, respectively.

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008.

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

NetEase Beijing was recognized as a HNTE under the Enterprise Income Tax Law and enjoyed a preferential tax rate of 15% from 2009 to 2011. In March 2011, NetEase Beijing was also approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2010; the Company recorded the resulting income tax reduction in its consolidated financials in 2011.

Guangzhou Interactive was recognized as a HNTE under the Enterprise Income Tax Law and enjoyed a preferential tax rate of 15% from 2009 to 2011. Furthermore, in December 2009, Guangzhou Interactive was also approved as Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2009.

For 2009 and 2010, Boguan was subject to a preferential tax rate of 12.5% as it was qualified for the Software Enterprise tax status in 2006 and subject to a 50% reduction to its EIT rate in 2009 and 2010. Furthermore, Boguan was qualified as Key Software Enterprise in December 2009 and therefore the preferential tax rate was decreased to 10% for fiscal year 2009.  In March 2011, Boguan was also approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2010; the Company recorded the resulting income tax reduction in its consolidated financials in 2011. For 2011, Boguan was subject to a preferential tax rate of 15% as it was qualified for the HNTE tax status.

NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011.

NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou have successfully renewed their HNTE qualifications in 2011, so all of the above entities will continue to enjoy a preferential tax rate of 15% from 2012 to 2013, which will be subjected to the annual examination from local authorities.

Guangzhou Information and Hangzhou Langhe were recognized as Software Enterprise in 2009 and 2010, respectively.  As 2010 was the first tax profit year for both entities, these companies were exempt from EIT for 2010 and 2011 and subject to a 50% reduction in their EIT rates from 2012 to 2014.

Wangyibao was recognized as Software Enterprise in 2011. It is exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015.

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2009, 2010 and 2011 (in thousands except per share data):

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
NetEase Beijing	70,582	32,293	38,105
Guangzhou Interactive	38,276	25,465	25,465
Boguan	130,904	137,188	132,650
NetEase Hangzhou	44,148	74,882	158,522
Guangzhou Information	—	67,421	146,257
Hangzhou Langhe	—	39,471	54,617
Wangyibao	—	—	3,416
Aggregate amount	283,910	376,720	559,032
Earnings per share effect, basic	0.09	0.12	0.17
Earnings per share effect, diluted	0.09	0.12	0.17

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current tax expense	356,921	335,827	435,198
Deferred tax expense (benefit)	(43,060)	8,619	(42,442)
Income tax expenses	313,861	344,446	392,756

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	0.2	0.1	(0.1)
Effect due to loss of tax-exempt entities	0.4	2.1	1.4
Effect of lower tax rate applicable to Software Enterprises, Key software Enterprise and HNTEs	(13.1)	(12.9)	(15.5)
Change in valuation allowance	2.1	(0.9)	1.8
Income tax refund	—	—	(1.0)
Effect of changes in the tax status	—	—	(0.7)
Effective income tax rate	14.6	13.4	10.9

As of December 31, 2011, certain entities of the Group had net operating loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2012	22,663
Loss expiring in 2013	33,733
Loss expiring in 2014	46,233
Loss expiring in 2015	57,569
Loss expiring in 2016	178,583
338,781

Full valuation allowance was provided on the related deferred tax assets as management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)                   Business tax, cultural development fee and value added tax

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

Pursuant to the Provision Regulation of the PRC on value added tax and its implementation rules, all entities engaged in the sale of goods in china are generally required to pay value added tax at a rate of 17.0% or other applicable value added tax rate implemented by the Provision Regulation of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer.  Most of the Company’s operations are not subject to valued added tax, and the balance of value added tax payables/receivables were not material as of December 31, 2010 and 2011 and are expected to remain immaterial for the foreseeable future.

Since 1 January 2012, a pilot program of transition specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in Shanghai (“Pilot Program”). This round of Pilot Program starts with the “Transportation industry” and certain “Modern Service Industries”, which may possibly be extended to countrywide.  According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services.

In terms of the above implementation, the Pilot Program effects certain entities registered in Shanghai, which changes from the BT rate at 5% to the VAT rate at 6% after the credit of the input VAT from 2012.

The Company does not expect the Pilot Program to have significant impact on the consolidated financial statements for the year ended December 31, 2012.

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2010 and 2011 (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	30,042	66,108
Accruals	42,017	56,364
	72,059	122,472
Less: valuation allowance	—	(10,482)
Total	72,059	111,990

Deferred tax assets - Non-current:
Depreciation of fixed assets	1,530	2,586
Impairment of license rights	—	12,579
Net operating loss carry forward	18,625	62,265
	20,155	77,430
Less: valuation allowance	(18,625)	(74,844)
Total	1,530	2,586

Deferred tax liabilities - Non-current:
Withholding tax on the joint venture’s retained earnings (see Note 11 (d))	(1,455)	—

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the group is more likely than not to be realized. Consequently, the Company has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented (in thousands):

		Provision
	Balance at	(write-back)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2009	10,984	31,346	42,330
2010	42,330	(23,705)	18,625
2011	18,625	66,701	85,326

(d)                  Withholding income tax

The new Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Based on the interpretation of the current tax laws, management believes that the Company and all its non-PRC subsidiaries are not considered as a “resident enterprise” in China for corporate income tax purposes, but it cannot be certain that the relevant PRC tax authorities will agree with this determination. Except for the foregoing withholding taxes, the Company’s non-PRC subsidiaries, which are currently all incorporated in Hong Kong, the British Virgin Islands or Cayman Islands are not subject to taxation on dividends they receive from the Company’s PRC subsidiaries.

The Company has accrued withholding tax on retained earnings, if any held by StormNet IT SH that it does not expect to permanently reinvest. For all other entities, the Company expects that its FIEs in China will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred. Accordingly, as of December 31, 2010 and 2011, deferred tax liabilities of RMB313.7 million and RMB493.0 million have not been recognized in respect of the retained earnings of its other entities in China for all post-2007 periods presented.

12.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2010 and 2011 (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Business tax	56,887	71,371
Withholding individual income taxes for employees	13,743	27,445
Enterprise income taxes	199,959	269,198
Others	18,743	23,755
	289,332	391,769

13.                Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2010 and 2011 (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
Customer deposits on Wangyibao accounts	142,307	267,372
Accrued fixed assets related payables	96,248	35,663
Payable related to Guangzhou building (Notes 7 and 22)	44,360	—
Marketing expenses	40,277	57,937
Server custody fees and telecommunication charges	27,864	27,136
RSU payables (see Note 2(n))	27,154	39,733
Option proceeds payable to employees	10,570	12,058
Professional fees	9,382	9,108
Accrued revenue sharing	8,936	10,014
Content fees	5,925	5,609
Game card production costs	4,033	3,206
Others	35,356	30,284
	452,412	498,120

14.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

15.                Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2010 and 2011 (in thousands):

	December 31,	December 31,
	2010	2011
	RMB	RMB
RSU long-term payable (see Note 2(n))	33,122	63,690
Other	220	200
	33,342	63,890

16.                Capital Structure

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

17.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Company has no further commitments beyond its monthly contribution.  The following table presents the Group’s employee welfare benefits for the years ended December 31, 2009, 2010 and 2011 (in millions):

	For the year ended December 31
	2009	2010	2011
	RMB	RMB	RMB
Contributions to medical and pension schemes	77.1	109.8	137.2
Other employee benefits	30.9	44.6	68.9
	108.0	154.4	206.1

18.                Share-based Compensation

(a)                  Description of stock option plan

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company’s directors, senior management, employees and consultants (the 1999 Stock Option Plan). According to a resolution of the Board of Directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to resolutions of the Board of Directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” was suspended following a resolution of the Board of Directors dated March 25, 2002. The 2000 stock option plan expired in February 2010.

(b)                  Other equity interest awards

In 2007, the Company granted equity interest awards in Youdao Computer and Youdao Information to four key employees over a four to five year period, beginning from December 1, 2007 and December 13, 2007, respectively, and ending on the respective anniversary dates of initial employment dates of the four key employees concerned. The percentage of equity interest awards ranged from 0.5% to 1.0%, and amounted to a total of 3.5% each in Youdao Computer and Youdao Information, respectively. The exercise price for each vesting period is to be determined based on the equity interest percentage awarded multiplied by the registered share capital of Youdao Computer and Youdao Information at the time of exercise. In accordance with the terms and conditions of the granting of such equity interest awards, awards granted will be forfeited upon grantee’s termination of employment, either voluntarily or involuntarily. If the employees do not exercise any of the vested equity interest awards, such awards will expire twelve months after the last vesting date. The employees duly exercised all their vested awards in 2009 and 2010 which were reported as exercises of option in a subsidiary by non-controlling shareholders in the consolidated statements of shareholders’ equity.  Upon the departure of one employee from the Company’s service in 2010, a portion of his unvested options representing 0.2% in Youdao Computer and Youdao Information as of the date of departure was cancelled.

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

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	9,021	37,342	57,318
Selling and marketing expenses	2,323	8,123	11,357
General and administrative expenses	9,861	31,580	17,897
Research and development expenses	10,180	25,361	35,460
	31,385	102,406	122,032

The above share-based compensation cost included approximately RMB35,000, RMB30,000 and nil for the years ended December 31, 2009, 2010 and 2011, respectively in connection with the Company’s other equity interest awards made to four key employees of Youdao Information and Youdao Computer (see Note 18 (b)).

As of December 31, 2011, total unrecognized compensation cost related to the unvested awards under the stock option plan, adjusted for estimated forfeitures, was US$0.2million (RMB1.3 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2011, the weighted average remaining vesting period was 1.88 years.

As of December 31, 2011, total unrecognized compensation related to unvested awards under the restricted share unit plan, adjusted for estimated forfeitures, was US$40.2 million (RMB253.0 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2011, the weighted average remaining vesting period was 3.24 years.

(e)                   Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2009	2010	2011

Risk free interest rate	1.28%	*	*
Expected life (in years)	2.74	*	*
Expected dividend yield	0%	*	*
Volatility	0.49	*	*
Weighted average fair value of the underlying shares on the date of option grants (US$)	1.659	*	*
Weighted average grant-date fair value of options (US$)	0.545	*	*
Weighted average grant-date fair value of restricted share units (US$)	*	30.76	49.81

*  Not applicable as the Company did not grant any stock options in 2010 and 2011.

Refer to Note 2 (n) for the description of the bases the Company follows in the valuation of RSUs.

(f)                    Stock options award activity

The following table presents a summary of the Company’s stock options and restricted share units award activities for the years ended December 31, 2009, 2010 and 2011:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2009	69,149	18,970	1,250	89,369	0.592
Granted during the year	—	—	875	875	1.659
Exercised during the year	(28,530)	(6,450)	(8,438)	(43,418)	0.489
Expired/forfeited during the year	(2,010)	—	—	(2,010)	0.720
Reclassification due to position change	—	(8,125)	8,125	—	—
Outstanding at December 31, 2009	38,609	4,395	1,812	44,816	0.706

Outstanding at January 1, 2010	38,609	4,395	1,812	44,816	0.706
Exercised during the year	(17,946)	(2,520)	—	(20,466)	0.641
Expired/forfeited during the year	(3,294)	—	—	(3,294)	0.728
Outstanding at December 31, 2010	17,369	1,875	1,812	21,056	0.767

Outstanding at January 1, 2011	17,369	1,875	1,812	21,056	0.767
Exercised during the year	(13,664)	(1,875)	—	(15,539)	0.728
Expired/forfeited during the year	(63)	—	—	(63)	0.728
Reclassification due to position change	875	—	(875)	—	—
Outstanding at December 31, 2011	4,517	—	937	5,454	0.877

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:

Granted during 2010	9,138	—	720	9,858
Forfeited during 2010	(758)	—	—	(758)
Outstanding at December 31, 2010	8,380	—	720	9,100

Outstanding at January 1, 2011	8,380	—	720	9,100
Granted during 2011	12,854	4,368	580	17,802
Exercised during 2011	(5,024)	(290)	(720)	(6,034)
Forfeited during 2011	(3,838)	(2,378)	—	(6,216)
Outstanding at December 31, 2011	12,372	1,700	580	14,652

For the year ended December 31, 2011, the numbers of stock options expired and forfeited totaled approximately 0.03 million and 0.03 million, respectively.

The following table presents the total intrinsic value of options exercised and the total fair value of restricted share units on vesting dates for the years ended 2009, 2010 and 2011, respectively:

	Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2009	36.3	239.6
2010	18.2	120.2
2011	17.2	111.2

RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2009	Not applicable	Not applicable
2010	Note (a) below	Note (a) below
2011	11.0	71.2

Note (a): The Company made its first award of restricted share units in 2010 and none of such awards was vested in 2010.

The following table presents the weighted average remaining contractual life and exercise price for the options outstanding and exercisable as of December 31, 2011:

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Life	Price
	(in thousands)	Years	US$	(in thousands)	Years	US$
Stock Options
US$0.728	4,579	0.20	0.728	4,579	0.20	0.728
US$1.659	875	2.87	1.659	438	2.87	1.659
	5,454	0.63	0.880	5,017	0.43	0.810
Restricted Share Units
Performance-based settled in stock	844	3.17	n/a	—	—	n/a
Time-based-settled in stock/cash	17,622	3.55	n/a	—	—	n/a
Time-based-settled in stock	18,209	3.61	n/a	—	—	n/a
	36,675	3.57	n/a	—	—	n/a

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2011 was US$5.0 million and US$4.9 million, respectively. The intrinsic value was calculated as the difference between the Company’s closing stock price of US$44.85 per ADS, or US$1.7940 per share as of December 30, 2011, and the exercise price of the underlying options as of that date.

The aggregate intrinsic value of restricted share units outstanding as of December 31, 2011 was US$62.8 million. The intrinsic value was calculated based on the Company’s closing stock price of US$44.85 per ADS, or US$1.7940 per share as of December 30, 2011.

It is the Company’s policy to issue new shares upon share option exercise and vesting of restricted shares.  The Company’s 1999 Stock Option Plan expired in February 2010. As of December 31, 2011, the number of shares available for future grant under the Company’s 2009 RSU plan is set out as follows (in thousands):

Total number of shares reserved under the RSU Plan as of January 1, 2011	296,512
No. of restricted shares authorized during 2011	(21,743)
No. of restricted shares cancelled during 2011	6,216
Total number of shares available for future grant as of December 31, 2011	280,985

19.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	1,850,436	2,235,772	3,234,264

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,225,250	3,246,426	3,265,550
Dilutive effect of employee stock options and restricted share units	23,733	15,460	11,154
Weighted average number of ordinary shares outstanding, diluted	3,248,983	3,261,886	3,276,704
Net income per share, basic (RMB)	0.57	0.69	0.99
Net income per share, diluted (RMB)	0.57	0.69	0.99

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. For the years ended December 31, 2009, 2010 and 2011, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share was approximately 13.0 million shares, 5.0 million shares and 9.6 million shares, respectively.

20.                Commitments and Contingencies

(a)                  Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through March 2013. As of December 31, 2011, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2012	47,348	48,157	77,564	47,194	220,263
2013	31,675	5,297	—	9,022	45,994
2014	9,242	—	—	2,079	11,321
2015	—	—	—	119	119
	88,265	53,454	77,564	58,414	277,697

For the years ended December 31, 2009, 2010 and 2011, the Company incurred rental expenses in the amounts of approximately RMB37.7 million, RMB42.2 million and RMB50.5 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform, as described in Note 9 above. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China in April 2011.  In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in mainland China for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. Under these license agreements, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned two license contracts, the Company has incurred an overall commitment totaling approximately RMB2.2 billion. As of December 31, 2011, the Company’s outstanding commitments under the two license contracts totaled RMB576.9 million which can be summarized as follows (in millions):

RMB
Contract Year One	43.1
Contract Year Two	181.5
Contract Year Three	352.3
Total	576.9

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the two license agreements with Blizzard in the aggregate amount of up to approximately RMB1.4 billion over the three-year term of licenses.  This amount represents the maximum expenditure Shanghai

EaseNet would have to make for the prescribed hardware, but it may be required to spend this amount in order to satisfy its obligations with respect to such hardware.

With respect to the above commitment table related to Blizzard licensed games, the Company has guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. The Company will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, the Company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period to another three-year period commencing from September 2012. Under the renewed license agreement, the Company expects to incur additional commitment totaling approximately RMB1.3 billion, covering royalty and consultancy fees to Blizzard and the minimum marketing expenditure as well.

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

21.                Share Repurchase Programs

The Company’s Board has approved three share repurchase programs prior to 2011 authorizing management to repurchase the Company’s ordinary shares to enhance shareholder value. On November 30, 2011, the Company’s Board approved a new share repurchase programs authorizing management to repurchase up to US$50 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed three months. The timing and actual number of shares subject to repurchase were at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specified a maximum dollar value of shares subject to repurchase and had an expiration date and could have been limited or terminated at any time without prior notice. Such share repurchase program was expired on February 29, 2012 and no stock repurchase was made during the period.

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

There was no other share repurchase program authorized nor any stock repurchase made during the years ended December 31, 2010 and 2011. As of December 31, 2010 and 2011, the Company did not have any repurchased shares pending cancellation.

22.                Related Party Transactions

As explained in Note 7, by July 2010, Mr. Ding completed the transfer of his interest in the Guangzhou property to the Company at cost of RMB72.2 million, of which approximately RMB44.4 million and nil remained outstanding and included under accrued liabilities and other payables as of December 31, 2010 and 2011, respectively (see Note 13).

On May 4, 2009, an employee of the Company incorporated Zhejiang Province NetEase Foundation (“NetEase Foundation”) and members of its board consisted of the Company’s Chief Executive Officer and certain senior managers. The initial share capital of RMB10.0 million at the formation of NetEase Foundation was donated by NetEase Beijing. Throughout 2009, NetEase Beijing made a total contribution of approximately RMB10.4 million, including the foregoing initial share capital contribution to NetEase

Foundation. As of December 31, 2009, NetEase Foundation was still in the process of applying for the approved charitable organization status under the relevant Chinese income tax laws. Accordingly, NetEase Beijing did not record any tax benefit associated with its donation made to NetEase Foundation in 2009.  In April 2010, NetEase Foundation received the relevant government authority’s approval and became an approved charitable organization; hence, NetEase Beijing recognized the tax benefit for its 2009 contribution in fiscal year 2010 accordingly.  During 2010 and 2011, NetEase Foundation received donations totaling RMB26.2 million and RMB0.6 million, respectively, from certain subsidiaries of the Company. There was no outstanding balance between the Company and NetEase Foundation as of December 31, 2010 and 2011.

The principal objectives of the NetEase Foundation are to provide disaster relief and reconstruction after disaster, helping the poor and the elderly with no family support as well as promotion and support of other charitable activities.

23.                Segment Information

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

(b)                  Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2009, 2010 and 2011. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no transaction between reportable segments for the years ended December 31, 2009, 2010 and 2011 (in thousands).

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Total revenues:
Online game services	3,368,689	4,944,439	6,552,431
Advertising services	383,560	633,209	795,422
Wireless value-added services and others	71,202	82,141	124,898
Total revenues	3,823,451	5,659,789	7,472,751

Business tax charge (Note 11(b)):
Online game services	(28,758)	(89,937)	(103,824)
Advertising services	(36,876)	(60,551)	(75,349)
Wireless value-added services and others	(870)	(1,632)	(2,926)
Total business taxes	(66,504)	(152,120)	(182,099)

Net revenues:
Online game services	3,339,931	4,854,502	6,448,607
Advertising services	346,684	572,658	720,073
Wireless value-added services and others	70,332	80,509	121,972
Total net revenues	3,756,947	5,507,669	7,290,652

Cost of revenues:
Online game services	(638,473)	(1,378,018)	(1,859,176)
Advertising services	(235,841)	(312,921)	(380,201)
Wireless value-added services and others	(98,060)	(107,902)	(132,911)
Total cost of revenues	(972,374)	(1,798,841)	(2,372,288)

Gross profit (loss):
Online game services	2,701,458	3,476,484	4,589,431
Advertising services	110,843	259,737	339,872
Wireless value-added services and others	(27,728)	(27,393)	(10,939)
Total gross profit	2,784,573	3,708,828	4,918,364

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

24                   Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	Fair Value Measurements
	(RMB)
		Quoted Prices in
		Active Market
		for Identical Assets
		(Level 1)

Liquid investments within 3 months (1)	153,853	153,853
Time deposits	9,704,777	9,704,777
Total	9,858,630	9,858,630

(1)         Included in cash and cash equivalents on the Company’s consolidated balance sheets.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2010 (in thousands):

Fair Value Measurements
(RMB)
Quoted Prices in
Active Market
for Identical Assets
(Level 1)

Time deposits	8,193,972	8,193,972

25.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2.4 billion or 18% of the Company’s total consolidated net assets as of December 31, 2011. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings in associated companies in the consolidated retained earnings due to losses incurred by them.