Form 20-F
period 2012-12-31
NetEase, Inc.
filed 2013-04-22
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number : 000-30666

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

American Depositary Shares, each representing 25 ordinary shares, par value US$0.0001 per share, NASDAQ Global Select Market
(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,246,041,681 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012.

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

•                                the risk that current or future appointees to management are not effective in their respective positions; and

•                                other risks outlined in our filings with the Securities and Exchange Commission, or the SEC.

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

A.                         Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2008 and 2009 and as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report. The following data as of December 31, 2008 were derived from our unaudited consolidated financial statements for that year (which are unaudited as they have been revised from previously issued audited financial statements to reflect the reclassification of certain facility costs to better reflect staff-related operating cost), which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share/ADS data)
Statement of Operations Data:
Revenues:
Online game services	2,498,518	3,368,689	4,944,439	6,552,431	7,287,063	1,169,654
Advertising services	405,887	383,560	633,209	795,422	850,157	136,460
E-mail, wireless value-added services and others	71,719	71,202	82,141	124,898	242,741	38,963
	2,976,124	3,823,451	5,659,789	7,472,751	8,379,961	1,345,077
Sales tax benefit (expense)	108,460	(66,504)	(152,120)	(182,099)	(179,005)	(28,732)
Net revenues	3,084,584	3,756,947	5,507,669	7,290,652	8,200,956	1,316,345

Cost of revenues	(578,690)	(972,374)	(1,798,841)	(2,372,288)	(2,578,067)	(413,808)
Gross profit	2,505,894	2,784,573	3,708,828	4,918,364	5,622,889	902,537

Operating expenses:
Selling and marketing expenses	(232,487)	(351,661)	(656,976)	(849,205)	(906,707)	(145,537)
General and administrative expenses	(137,118)	(165,205)	(189,621)	(280,227)	(286,223)	(45,942)
Research and development expenses	(221,726)	(244,272)	(317,929)	(465,490)	(718,315)	(115,298)
Total operating expenses	(591,331)	(761,138)	(1,164,526)	(1,594,922)	(1,911,245)	(306,777)

Operating profit	1,914,563	2,023,435	2,544,302	3,323,442	3,711,644	595,760
Other income (expenses):
Investment income	1,518	354	290	14,128	43,770	7,026
Interest income	144,805	128,168	141,001	258,053	423,634	67,998
Exchange (losses) gains	(167,102)	9,617	(89,488)	(79,058)	(554)	(89)
Other, net	3,552	(10,934)	(19,634)	99,164	99,718	16,006
Income before tax	1,897,336	2,150,640	2,576,471	3,615,729	4,278,212	686,701
Income tax	(300,673)	(313,861)	(344,446)	(392,756)	(691,642)	(111,016)

Net income	1,596,663	1,836,779	2,232,025	3,222,973	3,586,570	575,685

Add: Net loss attributable to noncontrolling interests	25	13,657	3,747	11,291	50,882	8,167
Net income attributable to NetEase, Inc.’s shareholders	1,596,688	1,850,436	2,235,772	3,234,264	3,637,452	583,852

Comprehensive income	1,596,663	1,836,779	2,232,025	3,222,973	3,586,570	575,685
Add: Comprehensive loss attributable to noncontrolling interests	25	13,657	3,747	11,291	50,882	8,167
Comprehensive income attributable to NetEase, Inc.’s shareholders	1,596,688	1,850,436	2,235,772	3,234,264	3,637,452	583,852
Cash dividend per share	—	—	—	—	0.25	0.04

Net income attributable to NetEase, Inc.’s shareholders per share, basic	0.51	0.57	0.69	0.99	1.11	0.18
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	0.49	0.57	0.69	0.99	1.11	0.18
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	12.81	14.34	17.22	24.76	27.70	4.45
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	12.34	14.24	17.14	24.68	27.65	4.44
Weighted average number of ordinary shares outstanding, basic	3,117,117	3,225,250	3,246,426	3,265,550	3,282,663	3,282,663
Weighted average number of ADS outstanding, basic	124,685	129,010	129,857	130,622	131,307	131,307
Weighted average number of ordinary shares outstanding, diluted	3,234,214	3,248,983	3,261,886	3,276,704	3,288,330	3,288,330
Weighted average number of ADS outstanding, diluted	129,369	129,959	130,475	131,068	131,533	131,533
Share-based compensation cost included in:
Cost of revenues	13,679	9,021	37,342	57,318	100,540	16,138
Selling and marketing expenses	8,564	2,323	8,123	11,357	13,368	2,146
General and administrative expenses	23,587	9,861	31,580	17,897	33,374	5,357
Research and development expenses	22,119	10,180	25,361	35,460	55,736	8,946
	67,949	31,385	102,406	122,032	203,018	32,587

Other Financial Data:
Capital expenditures	133,329	407,727	297,980	410,120	178,654	28,676
Net cash provided by/(used in):
Operating activities	2,017,799	2,094,495	2,854,954	4,072,948	4,224,290	678,044
Investing activities	(3,409,258)	(1,907,584)	(2,621,162)	(3,208,233)	(4,454,038)	(714,922)
Financing activities	(157,293)	40,533	24,139	73,544	(390,230)	(62,636)

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalent	793,408	1,041,290	1,285,137	2,214,618	1,590,769	255,336
Time deposits	4,820,000	5,975,378	8,193,972	9,704,777	13,098,661	2,102,480
Property, equipment and software, net	258,788	557,756	755,778	848,469	815,026	130,821
Total assets	6,345,893	8,803,469	11,586,662	15,444,931	19,277,956	3,094,326
Total current liabilities	829,048	1,377,925	1,828,227	2,282,577	3,576,502	574,068
Total long-term liabilities	200	200	34,797	63,890	99,968	16,046
Working capital (Note 2)	5,144,731	6,594,637	8,798,668	12,191,609	14,292,171	2,294,052
Total shareholders’ equity	5,516,645	7,425,344	9,723,638	13,098,464	15,601,486	2,504,212

Note 1:                                                    See the section titled “Exchange Rate Information” below.

Note 2:                                                    Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.2301 on the last trading day of 2012 (December 31, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 8, 2013 was US$1.00: RMB6.2031. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2012 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2008, 2009, 2010, 2011 and 2012.

Year	Renminbi Average(1)
2008	6.9193
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2012	6.2372	6.2877
November 30, 2012	6.2221	6.2454
December 31, 2012	6.2251	6.2502
January 31, 2013	6.2134	6.2303
February 28, 2013	6.2213	6.2438
March 31, 2013	6.2105	6.2246

B.                         Capitalization and Indebtedness

Not applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

D.                         Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 84.4%, 83.6% and 82.3% of our total net revenues in 2010, 2011 and 2012, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing games, known as MMORPGs, Westward Journey Online II, Fantasy Westward Journey, Tianxia III, Ghost and Heroes of Tang Dynasty II, as well as World of Warcraft®, a game licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 84.4%, 83.6% and 82.3% of our total net revenues in 2010, 2011 and 2012, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our time-based games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2012, we released Heroes of Tang Dynasty II, a comprehensive upgrade that builds on the strong user base of its predecessor, Heroes of Tang Dynasty, which further enhanced our leading position in the 2.5D game market. We also introduced expansion packs for Fantasy Westward Journey, Westward Journey Online II, Tianxia III and Ghost.  In addition, we engaged celebrity spokespersons to promote certain of our games in 2012.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China is transitioning from 2D to 3D games, with numerous new 2.5D and 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 2.5D and 3D games and software components for such games, and we cannot assure you that such games will be successful. We commercially launched Legend of Fairy in May 2011, Tianxia III in October 2011, Kung Fu Master in July 2012 and Heroes of Tang Dynasty II in November 2012, all of which are 2.5D or 3D games. We have also commercially launched Soul of the Fighter, a 3D action role-playing game, or ARPG, in July 2012, and are currently testing several new types of 2.5D and 3D games. In addition, web-based games, social networking games and mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are exploring the possibility of developing games that can be operated on mobile devices. Each of these games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

In addition, we are required to devote significant resources to the ongoing operations of our online games, such as staff costs related to our “Game Masters” which supervise the activities within our games and development costs for expansion packs of existing online games. If we fail to anticipate our users’ needs and technological trends accurately or are otherwise unable to complete the development of games in a timely fashion, we will be unable to introduce new games into the market to successfully compete.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft® II: Wings of Liberty® and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. Shanghai EaseNet commercially launched World of Warcraft in September 2009 and StarCraft II: Wings of Liberty in April 2011 after receiving the relevant government authorities’ approvals. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term of the World of Warcraft license agreement for an additional three years commencing from September 2012. In addition, Blizzard agreed to license another online game, Blizzard All-Stars, to Shanghai EaseNet for operation in the PRC in November 2012. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” We have limited experience in licensing online games from third parties and working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate the license and joint venture agreements with us, which in either case could harm our operating results and business. Moreover, the success of our arrangements with Blizzard depends on the popularity of the games licensed by it in the Chinese market, which is affected by, among other things, the frequency and success of upgrades and expansion packs to those games developed by Blizzard over which we have no control. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

Shanghai EaseNet, as licensee of the games, has paid to Blizzard license fees. In addition, the licenses with Blizzard have three-year terms, require Shanghai EaseNet to pay royalties and consultancy fees to Blizzard for the games over the length of the licenses, have a minimum marketing expenditure commitment, and require Shanghai EaseNet to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

Strategic alliances with key players in the online game industry and other related industry sectors form part of our strategy to expand our portfolio of online games. For example, in August 2008, April 2009 and November 2012, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC. We have also formed a joint venture with Blizzard to provide technical services to Shanghai EaseNet. However, our ability to grow through future alliances, including through joint ventures, will depend on the availability of suitable partners at reasonable terms, our ability to compete effectively to attract these partners, the availability of financing to complete larger joint ventures, and our ability to obtain any required governmental approvals. Further, the benefits of an alliance may take considerable time to develop, and we cannot be certain that any particular alliance will produce its intended benefits.

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

As part of our efforts to minimize our foreign exchange risk, we keep our liquid assets in bank deposits and short term investments in various currencies, including mainly the US dollar, Euro and RMB. As of December 31, 2012, we had Euro-denominated cash and cash equivalent and time deposits totaling €42.0 million (approximately US$55.4 million at an exchange rate of US$1.00: €0.7584 as reported in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012), representing approximately 2.3% of our total cash and cash equivalents and time deposits. Since 2011, the long term structural deficits in numerous European nations coupled with the deterioration of the economic outlook have led the weaker nations to a liquidity and solvency crisis. Eurozone leaders have made numerous attempts to solve this debt crisis; but, to date, a sustainable long term solution has not been implemented and much uncertainty remains.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 9.4% of our total net revenues for 2012, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Holdings Limited, or Tencent, Alibaba.com Limited, or Alibaba, Youku Tudou Inc., or Youku, as well as other new entrants such as Qihoo 360 Technology Co. Ltd., or Qihu, Phoenix New Media Limited, or iFeng.com, and iQIYI, and other vertical Internet portals. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. In addition, to increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we have been focusing on high profile sporting events, such as Euro Cup 2012 and the London Olympics, including partnership with China Network Television to broadcast the London Olympic Games and the opening and closing ceremonies on our portal and our mobile news application, NetEase News App.  We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

If the Internet does not become more widely accepted as a medium for advertising in China, our ability to generate increased revenue will be negatively affected.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

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

There have been confirmed human cases of the H5N1 strain of influenza virus, commonly referred to as “bird flu” or “avian influenza,” in the PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries, which have proven fatal in some instances. In addition, in April 2009, H1N1, a new strain of the influenza virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China.  There have also been recent reports of outbreaks of an avian flu caused by the H7N9 virus, or H7N9, including confirmed human cases, in China.

A renewed outbreak of SARS, the spread of H5N1, H1N1 or H7N9, or another widespread public health problem in China, where virtually all of our revenue is derived, or in Beijing, Shanghai, Guangzhou or Hangzhou, where most of our employees are located, could have a negative effect on our business and operations.

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

Historically, revenues from advertising and e-mail services have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets and the fourth quarter being the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

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

Guangzhou NetEase and Guangyitong Advertising are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games, e-mail and wireless value-added and other fee-based premium services, the two majority-owned subsidiaries of Guangzhou NetEase, namely, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, as a search-related business operator, and Wangyibao Co., Ltd., or Wangyibao, as the operator of our Wangyibao online payment platform, and Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2012, approximately 44.9% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.”  As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and variable interest entities are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” below for further details. Any limitation on the ability of our PRC subsidiaries and variable interest entities to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Prior to January 1, 2008, foreign invested enterprises were generally subject to a national and local enterprise income tax at statutory rates of 30.0% and 3.0%, respectively, under the previous income tax law. Our subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, Guangzhou Boguan Telecommunication Technology Co., Ltd., or Boguan, NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Youdao Information Technology (Beijing) Co., Ltd. (formerly named NetEase Yodao Information Technology (Beijing) Co., Ltd.), or Youdao Information, and our variable interest entity, Guangzhou NetEase, had been granted various preferential tax treatments because the local tax authorities had approved such companies as “High and New Technology Enterprises” (or HNTEs), “Software Enterprises,” “Key Software Enterprises” or “New Software Enterprises” under the then applicable tax rules and regulations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or Key Software Enterprise. For example, for 2010, Boguan was subject to a preferential tax rate of 12.5% as it was recognized as a Software Enterprise in 2006 and subject to a 50% reduction to its EIT rate in 2010. Boguan renewed its recognition as a HNTE in 2011 and enjoys a preferential tax rate of 15% from 2011 to 2013. In addition, Boguan was recognized as a Key Software Enterprise in March 2011 and enjoyed a further reduced preferential tax rate of 10% for 2010.  We recorded the resulting income tax reduction in our consolidated financial statements in 2011. NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007 and its qualification as a HNTE was renewed in 2011. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011 and enjoys a preferential tax rate of 15% from 2012 to 2013. In addition, certain of our subsidiaries, including Boguan, were recognized as Key Software Enterprises in March 2013 and enjoyed a preferential tax rate of 10% for 2011 and 2012. We will record the resulting income tax reduction in our consolidated financial statements in 2013. See Item 5.A. “Operating Results — Income Taxes.”

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

We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

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

Under the implementation rules of the Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. Similarly, gains realized on the transfer of ordinary shares or ADSs by “non-resident enterprises” are also subject to a 10.0% PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

Because we may be treated as a “resident enterprise,” any dividends paid to the corporate shareholders or shareholders appearing as corporate entities on the share registers of NetEase, Inc. which are considered “non-resident enterprises” may be subject to withholding income tax, and gains realized on the transfer of our ordinary shares or ADSs by such shareholders may be subject to PRC income tax, which may adversely and materially affect the value of the investment in our shares or ADSs.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. Please refer to Item 15 “Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Any compromise of the security of our information technology systems could materially adversely affect the operations of the NetEase websites and result in improper disclosure of personal information and other data. We transmit and store over our systems confidential and private information of our users, such as personal information, including names, user IDs and passwords, and payment or transaction related information.

Hackers develop and deploy viruses, worms, and other malicious software programs to attack websites and gain access to networks and data centers, and there have been a number of well-publicized malicious attacks against a variety of companies worldwide to gain access to non-public information. Hackers may also act in a coordinated manner to launch distributed denial of service attacks, or other coordinated attacks, that may cause service outages or other interruptions. Although we believe that we have not experienced any hacking activity that allowed unauthorized access to any information stored on our information technology systems or caused any loss or corruption of personal information and other data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time.  Although these are industry wide problems that affect many companies worldwide, we anticipate that we may be subject to additional attacks in the future because of the high profile of our company in the Chinese Internet industry.

We take a number of measures to ensure that our information technology systems are secure, including ensuring that our servers are hosted at physically secure sites and limiting access to server ports.  We also use encryption and authentication technologies to secure the transmission and storage of data.  These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities.  Third parties may also attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems.  We expect that we will be required to continue to expend significant resources to system security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security.  We may experience a breach of our systems and may be unable to protect sensitive data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personal information and other data of our users, our reputation and brand could be materially damaged and use of the NetEase websites and our services could decrease.  We could also be exposed to a risk of loss or litigation and possible liability, which could result in a material adverse effect on our business, results of operations and financial condition.

We are subject to a variety of laws and other obligations regarding data protection in China.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data.  These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and VIEs, and among our company, our subsidiaries, VIEs and other parties with which we have commercial relations. These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future.  Complying with emerging and changing requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance could result in penalties or significant legal liability, including fines and public announcements of misconduct by the relevant telecommunication regulatory authorities.

Our privacy policies and practices concerning the use and disclosure of data are posted on the NetEase websites. Any failure by us, our business partners or other parties with whom we do business to comply with its posted privacy policies or with other applicable privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations and financial condition.  In addition, any negative publicity on our website’s safety or privacy protection mechanism and policy could have a material and adverse effect on our business, results of operations and financial condition, public image and reputation.

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

We rely on affiliates of China Unicom, China Telecom and CERNET to provide us with bandwidth and server custody service for Internet users to access the NetEase websites and online games. If China Unicom, China Telecom, CERNET or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

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

If we are a PFIC in any year with respect to a U.S. Holder (as defined below), the U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs. In addition, under recently enacted U.S. tax legislation, if we are a PFIC U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  Although the IRS has updated Form 8621 to include a new Part I, Summary of Annual Information, to reflect this filing requirement, pursuant to Notice 2011-55 and the instructions to the Revised Form 8621, completion of that part is not required until the underlying Treasury Regulations are published. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these restrictions.

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

These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

The audit report included in this annual report has been prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (United States) and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings in the U.S. against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and e-mail, wireless value-added and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or e-mail and wireless value-added services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

We currently operate an online payment platform used by both distributors of our prepaid point cards and end users of our online services, which requires a permit under the PBOC Measures. We have obtained such permit from the PBOC. However, as the PBOC Measures are quite new, we cannot be certain how they will be interpreted and enforced by the PBOC and whether we will be able to maintain or renew such permit in the future. An inability to continue operating our current online payment platform would likely materially and adversely affect the operation and profitability of our business.

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

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Youku and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2012 Revision). We changed our name from “NetEase.com, Inc.” to “NetEase, Inc.” with effect from March 29, 2012 after its approval at our extraordinary general meeting of shareholders held on the same day. We believe that the change of name would more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services. Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2012 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for office renovations, furniture and fixtures, for a total of approximately RMB178.7million (US$28.7 million). Our principal capital expenditures for 2011 consisted mainly of costs incurred for the construction of a new office building in Beijing, China (including costs for obtaining land use right and preparing the land for future construction), office renovations, furniture and fixtures, the acquisition of new servers in connection with the operation of our self-developed games and Blizzard’s World of Warcraft and StarCraft II: Wings of Liberty, as well as investment in the expansion and upgrade of our mailbox infrastructure, for a total of approximately RMB410.1 million. Our principal capital expenditures for 2010 consisted mainly of costs incurred for the construction of our research and development complex in Hangzhou, China, office renovations, furniture and fixtures, computer equipment, and software costs, as well as the acquisition of new servers in connection with the operation of Blizzard’s World of Warcraft and in preparation for the operation of StarCraft II: Wings of Liberty for a total of approximately RMB298.0 million. We substantially completed and moved into our research and development center in Hangzhou in 2010.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the three-year terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalties and consultancy fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2012, we had capital expenditure commitments of RMB87.2 million (US$14.0 million) for 2013 which primarily consist of commitments made in connection with the construction of a new office building in Beijing and the purchase of computer equipment. Our capital expenditures in 2012 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

B.                                    Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal, e-mail and wireless value-added services businesses.

We generate revenues from fees we charge users of our online games and from selling advertisements on the NetEase websites, and to a much lesser extent, from e-mail, wireless value-added and other fee-based premium services, including e-commerce services. Our basic service offerings on the NetEase websites are available without charge to our users.

Our ability to leverage our portal traffic to generate revenues in online gaming and advertising services is a key component of our growth strategy.

Online Games Services

Our online games business focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, in August 2008, April 2009 and November 2012, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. A majority of our revenues come from our in-house games that use the time-based model and from World of Warcraft and StarCraft II: Wings of Liberty, which also use the time-based model. We commercially launched our first item-based online games, Tianxia II and Warsong of Westward Journey (previously named Legend of Westward Journey), in June and September 2008, respectively, and subsequently launched several other item-based MMORPG games, including Tianxia III, Ghost, New Fly for Fun, Kung Fu Master, Legend of Fairy and Heroes of Tang Dynasty II, a comprehensive upgrade of Heroes of Tang Dynasty, as well as Soul of the Fighter, an ARPG. We plan to launch other new games using the item-based revenue model in the future.

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including micro-blogging, blogging, photo album, instant messaging, online personal advertisements, open courses (NetEase Open Courses), mobile news applications (NetEase News App), e-reading (EaseRead), matchmaking (Huatian) and community forums.

Other

In addition to the services described above, the NetEase websites provide other services to our users, including various search functions, dictionary (Youdao Dictionary) and cloud note-taking application (Youdao Cloudnote).  These products are powered by our own proprietary Internet search engine, Youdao, which was developed by us and launched in December 2007 and is free of charge to users.

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

E-mail, Wireless Value-Added Services and Others

As one of the largest e-mail services provider in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. We also offer a wide range of wireless value-added services, as well as e-commerce related services, such as Wangyibao, our online payment platform, and Yinxiangpai, our personalized photo-based products, to our users.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-mail, wireless value-added and other services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase and Guangyitong Advertising. Under the contracts, we provide our Internet, e-mail and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising and they operate the NetEase websites and the online advertising business. Guangzhou NetEase has two majority-owned subsidiaries, Youdao Computer (a search-related business operator) and Wangyibao (the operator of our Wangyibao online payment platform). For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Guangzhou NetEase is 90% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10% owned by his brother, Bo Ding. Guangyitong Advertising is 80% owned by Guangzhou NetEase and 20% owned by Bo Ding. Youdao Computer is 71.7% owned by Guangzhou NetEase and 28.3% owned by individuals who are employees of Youdao Computer. Wangyibao is 90% owned by Guangzhou NetEase and 10% owned by an individual. We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising, Youdao Computer or Wangyibao.

As a result of our contractual arrangements with these companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in them. They are therefore considered our variable interest entities, and we consolidate the results of operations of these VIEs and their subsidiaries in our historical consolidated financial statements. See also Item 5 “Operating and Financial Review and Prospects.” Hangzhou Leihuo Network Co., Ltd. and Ujia E-commerce Co., Ltd., or Ujia E-commerce, are also VIEs of our company, but they have not been fully operational since their formation in April 2009 and August 2011, respectively.

Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

In August 2008, April 2009 and November 2012, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and provides technical services to Shanghai EaseNet.

Ujia.com, Inc., or Ujia Cayman, Ujia (Hong Kong) Limited, or Ujia Hong Kong, and Lede Technology Co., Ltd., or Lede Technology, were established by us in the second half of 2011. Lede Technology now operates our e-commerce business.

We established Zhejiang Weiyang Technology Co., Ltd., or Zhejiang Weiyang, in March 2010 and its subsidiary, Anji Weiyang Agricultural Development Co., Ltd. in September 2012 to operate a swine raising business in Zhejiang Province, China.  We are in the process of constructing the swine farm.

In February 2013, we completed the merger of Guangzhou NetEase Interactive Entertainment Co., Ltd., or Guangzhou Interactive, and Guangzhou NetEase Information Technology Co., Ltd., or Guangzhou Information, into Boguan, with Boguan as the surviving entity.

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

Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey, Westward Journey Online II, Tianxia III, Ghost, and Heroes of Tang Dynasty II (a comprehensive upgrade of Heroes of Tang Dynasty). These games are MMORPGs set in classical Chinese-themed fantasy worlds, of which Fantasy Westward Journey and Westward Journey Online II are 2D games, Ghost and Heroes of Tang Dynasty II are 2.5D games and Tianxia III is a 3D game. The following table sets forth these and certain of our other major MMORPG games.  In addition, we have also commercially launched Soul of the Fighter, a 3D item-based ARPG, in July 2012, and are currently testing several new types of 2.5D and 3D games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
Westward Journey Online II	2D MMORPG, classical Chinese setting	Time-Based	August 2002	June 2012
Fantasy Westward Journey	2D MMORPG, classical Chinese setting	Time-Based	December 2004	September 2012
Westward Journey Online III	2D MMORPG, classical Chinese setting	Time-Based	September 2007	August 2012
Warsong of Westward Journey	2D MMORPG, classical Chinese setting	Item-Based	September 2008	April 2012
New Fly for Fun	3D MMORPG, cartoon-style flying theme	Item-Based	October 2008	January 2013
Ghost	2.5D MMORPG, classical Chinese setting	Item-Based	July 2010	April 2012
Legend of Fairy	2.5D MMORPG, European-style fairy setting	Item-Based	May 2011	December 2012
Tianxia III	3D MMORPG, classical Chinese setting	Item-Based	October 2011	September 2012
Kung Fu Master	2.5D MMORPG, classical Chinese setting	Item-Based	July 2012	October 2012
Heroes of Tang Dynasty II (a comprehensive upgrade of Heroes of Tang Dynasty)	2.5D MMORPG, classical Chinese setting	Item-Based	November 2012	—

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

Web-based Games

Web-based games are games that players can easily access and play via the Web without downloading and installing any software. Our principal web-based games, such as Storm of Empires, use an item-based revenue model.

Casual Games

Our online casual game platform, iTown, provides various multi-player games such as billiards, card games and mahjong.  Casual games are easier to play than MMORPGs and can be played to a conclusion within a short period of time. The basic versions of such games are available free-of-charge, and we sell virtual game enhancements, such as options for changing the appearance of the gameplay or advanced tools, which players can use in the game, utilizing our prepaid point card system. As of December 31, 2012, iTown offered more than 30 casual games to users.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2012, our company employed approximately 1,749 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 904 personnel provided customer service support for World of Warcraft.

User Fees

Users of Westward Journey Online II, Fantasy Westward Journey and Westward Journey Online III pay fees according to the amount of time they play the games, which was RMB0.40 (US$0.06) per hour for each game in 2012 and increased to RMB0.60 (US$0.10) per hour in February 2013. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty II, Warsong of Westward Journey, Ghost, Soul of the Fighter and Kung Fu Master, we charge users a separate fee for each virtual item purchased within the games.

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

Revenues from our online games accounted for 88.1%, 88.4% and 87.8% of our total net revenues in 2010, 2011 and 2012, respectively.

Mobile Internet Applications

Web-based games, social networking games and mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are exploring the possibility of developing games that can be operated on mobile devices.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed strategy game, which was commercially launched in April 2011; Warcraft® III: Reign of Chaos™, a fantasy-themed strategy game; and Warcraft III: The Frozen Throne™, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net® platform, which enables multiplayer interaction within these games and other online services. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. Shanghai EaseNet, as licensee of the games, has paid to Blizzard an aggregate amount of RMB66.8 million (US$10.0 million) as license fee.

In April 2009, Shanghai EaseNet paid Blizzard a three-year license fee of RMB204.8 million (US$30 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade®), its second expansion pack, Wrath of the Lich King®, its third expansion pack, Cataclysm®, and its fourth expansion pack, Mists of Pandaria®, in September 2009, August 2010, July 2011 and October 2012, respectively. Shanghai EaseNet’s license to operate World of Warcraft in the PRC has a three-year term from September 2009. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term for an additional three years commencing from September 2012.

In November 2012, Shanghai EaseNet obtained the right to operate Blizzard All-Stars in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. Blizzard All-Stars has not been commercially launched yet in China.

With respect to the three license agreements with Blizzard, Shanghai EaseNet is required to pay license fees (except Blizzard All-Stars for which no license fee is required to be paid), royalties and consultancy fees to Blizzard for the games. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments (including an additional commitment in connection with the three-year extension of the World of Warcraft license) amount to approximately RMB3.9 billion (US$0.6 billion) over the terms of the agreements. As of December 31, 2012, our outstanding commitments under the license agreements with respect to StarCraft II: Wings of Liberty and World of Warcraft totaled RMB1,123.9 million (US$180.4 million). We expect to incur a commitment under the license agreement with respect to Blizzard All-Stars totaling approximately RMB375.9 million (US$60.3 million) after the commercial launch of the game. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

Blizzard has the right to terminate the license of the foregoing games under certain circumstances.

Concurrently with the licensing of games from Blizzard in August 2008, we entered into arrangements to establish a joint venture with Blizzard. The joint venture provides technical services to Shanghai EaseNet in return for a fee. Net profits of the joint venture are shared equally between Blizzard and us, after the deduction of, among others, various fees and expenses payable to Blizzard and us.

Internet Portal

Our Internet portal business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including news content, community forums, micro-blogging, blogging, mobile-based applications, open courses (which offer users access to recorded content from classes and lectures) and online video (which is a platform that provides various categories of video products, including news, entertainment, music, sports, financial and life). We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

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

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment, science and information technology. Our mobile news application, NetEase News App, has achieved over 50 million installations as of December 31, 2012.

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

•                                Micro-blogging. We offer a micro-blogging service which allows users to exchange small elements of content such as short sentences, images or video links.  With this service, registered users can follow the hottest topics being discussed online as well as discussions related to people they know. Our micro-blogging accounts consist of celebrities, commercial enterprises, government entities and grass root Internet users, who may send feeds in the form of text (up to 163 Chinese characters) and multimedia (photo, video and music) content to their opted-in followers. Micro-blogging account users may view feeds from accounts that they follow, via search results or by topical content pages. Micro-blogging services can be a powerful individual distribution media, because it allows users to redistribute a feed to their followers with added commentary. An interesting feed that is redistributed several times enables the original author to virally reach users beyond the author’s first degree of followers, leveraging on the network of the author’s followers’ followers several degrees away. We also offer a traditional blogging service for registered users, which allows the posting of larger messages than micro-blogging.

•                                Matchmaking and Others. We offer a large number of other community services including online matchmaking services, including Huatian, online greeting cards, photo album sharing and diary.

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online shopping search (Huihui.cn), online dictionary (Youdao Dictionary), toolbar and cloud note-taking application (Youdao Cloudnote), which automatically retrieves syndicated online content and customized sets of search results. Those products are powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007 and is free of charge to users. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieving over 275 million installations as of December 31, 2012, and Huihui.cn is an online shopping search engine developed by us and launched in September 2012.

Mobile Internet Applications

Many of our services, such as news content (NetEase News App), micro-blogging, open courses (NetEase Open Courses), online dictionary (Youdao Dictionary), cloud note-taking application (Youdao Cloudnote) and e-reading (EaseRead) may be accessed through mobile Internet and mobile applications, such as those operating on iPhone, iPad and Android devices. Designed as multi-device products, our products and services enable Chinese communities to participate in discussions on PCs and mobile devices, including mobile phones, tablets and other hand-held devices, allowing easier and more frequent interactions and elevating the social media and networking experience to a different level.

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

Furthermore, in compliance with applicable laws and ensuring the confidentiality of the information of our users, we transmit and store over our systems information, such as age, geographic location and interest, of our users and integrate such information to generate comprehensive demographic profiles for individual users, which enable us to better tailor our advertising services.

To increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor major events, such as the 2010 Asian Games held in Guangzhou, China. We have also been focusing on high profile sporting events, such as Euro Cup 2012 and the London Olympics, including partnership with China Network Television to broadcast the London Olympic Games and the opening and closing ceremonies on our portal and our mobile news application, NetEase News App.

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

Revenues from our Internet portal accounted for 10.4%, 9.9% and 9.4% of our total net revenues in 2010, 2011 and 2012, respectively.

E-mail, Wireless Value-added Services and Others

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers, smart phone application or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2012, we had approximately 530 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2012, we had approximately 379,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2012, we had approximately 50,000 paid corporate e-mail customers.

During 2012, we invested in significant upgrades to our mailbox infrastructure and engaged in promotional activities, including advertising on a high profile television show collaborating with major mobile phone manufacturers to preinstall our e-mail services on their mobile devices.

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

Others

In addition to the services described above, the NetEase websites provide e-commerce related services, such as Wangyibao, our online payment platform, Yinxiangpai, our personalized photo-based products, and game-related accessories, and other services to our users.

Revenues from e-mail, wireless value-added services and others accounted for 1.5%, 1.7% and 2.8% of total net revenues in 2010, 2011 and 2012, respectively.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 3,100 distributors as of December 31, 2012. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 6.0% - 12.0% discount off of their face value.  We reduced the discount to 6.0% - 10.0% in June 2012.  For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount was 9.0% -12.0%, which was reduced to 7.0% - 10.0% in December 2011. The discount for each distributor varies based on that distributor’s volume of point cards purchased.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 285 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2012.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2012, we continued with efforts in maintaining and/or raising the popularity of our time-based games, such as Fantasy Westward Journey and Westward Journey Online II and III, and our item-based games, such as Tianxia III, Ghost, Heroes of Tang Dynasty II, Soul of the Fighter and Kung Fu Master, through certain new sales and promotional activities such as using product spokespersons. We believe that players’ feedback has been positive in response to our recent promotional activities.

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

Our major area of focus is the development of our proprietary online games (including introducing new types of games) and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2012, we had approximately 2,000 programmers, network engineers and graphic designers dedicated to online game research and development.

We have multiple studios of game developers established to research and develop new games and expansion packs. In developing a new game or expansion pack, game developers create proposals for the game theme and design, and then construct prototypes for management to review and approve. Next, our quality control staff, as well as volunteer players, conduct limited beta testing for the new game designs and expansion packs. Based on analysis of the feedback provided by the quality control staff and volunteer players, our game developers refine the game designs and expansion packs and then initiate unlimited beta testing, in which the game becomes available to the public. For games using the time-based revenue model, no revenue is collected from users during unlimited beta testing until commercial launch of the game. However, for games using the item-based revenue model, users in the unlimited beta testing can purchase in-game items, which allow those games to start generating revenue from the unlimited beta testing phase onwards. Accordingly, for item-based games, the beginning of unlimited beta testing is sometimes considered to be the commercial launch of the game. Our game developers further improve the new game designs and expansion packs as necessary based on user statistics and feedback gathered from unlimited beta testing. User statistics gathered from limited beta and unlimited beta testing results are compared with existing games, which enables us to assess the potential for success of the new games and expansion packs and to plan the network infrastructure and marketing efforts required to support each new game or expansion pack.

In connection with our game development activities, we occasionally license specific game technologies which we incorporate into our internally developed games.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2012, there were approximately 27,500 of such co-located servers, including servers supporting the operation of World of Warcraft and StarCraft II, operating with Web server software from Apache and Netscape and we leased dedicated lines substantially from CERNET and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. Specifically, we are encountering competition from companies offering MMORPGs and casual games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, Perfect World Company Limited, 9you, and Kingsoft Corporation Limited. We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihu, iFeng.com, Youku, Renren Inc. and 263.net. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba and Youku, as well as other new entrants such as Qihu, iFeng.com and iQIYI, and other vertical Internet portals. In addition, we face competition from portals operated by multinational Internet companies such as Yahoo! Inc., Microsoft Corporation and Google Inc. which provide Chinese language service offerings. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit, Payment Service Permit, from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients. We have obtained the Payment Service Permit from the PBOC. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Network Information Protection, or the Information Protection Decision, which provides that electronic information through which a citizen’s identity can be identified or in which a citizen’s privacy is involved, or Personal Information, is protected and no person shall steal, illegally obtain, sell or illegally provide to others any Personal Information. Also, according to the Information Protection Decision, where the network service providers provide website access service, or handle network access formalities for fixed-line telephones or mobile phones, or provide information publication service for their users, they shall require the users to provide authentic identity information when concluding agreement or confirming provision of such service with the users.

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII in April 2009. According to these regulations, software products developed in the PRC could be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products are granted registration certificates. In accordance with this regulation, all of our online games, including Westward Journey Online II, Fantasy Westward Journey, Tianxia III, Westward Journey Online III, Warsong of Westward Journey, Ghost, Legend of Fairy, New Fly For Fun, Legend of Datang, Storm of Empires, Dragon Sword, Kung Fu Master and Popo games have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase and Shanghai EaseNet have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm and Mists of Pandaria and StarCraft II: Wings of Liberty.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm and Mists of Pandaria, and StarCraft II: Wings of Liberty.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC within 30 days after they are put into operation. Our internally developed online games, including Westward Journey Online II, Fantasy Westward Journey, Warsong of Westward Journey, Westward Journey III, Tianxia III, Heroes of Tang Dynasty II, New Fly For Fun, Storm of Empires, Legend of Fairy, Ghost, DREAM, Soul of the Fighter, Kung Fu Master and Popo games, have successfully finished the recordation process.

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

On February 9, 2012, SAIC and several other government authorities jointly issued the Rules on Review of Advertisement Release by Public Media, or the Advertisement Review Rule, which, among other things, states that public media (including Internet information service providers) shall have advertisement reviewers, who shall participate in trainings in relation to advertisement laws, regulations and business, and after passing the training should perform works including reviewing of advertisements to be released and management of advertisement review archives. In compliance with the Advertisement Review Rule, several employees of Guangzhou NetEase have obtained the Certificate for Advertisement Reviewer.

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

In addition, we have registered our products, our various self-developed games, including Westward Journey Online II, Fantasy Westward Journey, Heroes of Tang Dynasty II, Westward Journey Online III, Warsong of Westward Journey, Tianxia III, Ghost, Legend of Fairy, Legend of Datang, Soul of the Fighter, Kung Fu Master, Dragon Sword, Heroes of Three Kingdoms and iTown, and other online products, including Wangyibao (our online payment platform), Yinxiangpai, e-mail, photo album and online shopping mall, with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device and certain other technologies related to our search engine and e-mail from the State Intellectual Property Office.

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

D.                          Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2012, we leased office facilities with a total effective annual rent of RMB56.6 million (US$9.1 million), including management fees, and an aggregate of approximately 30,128 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located.

In 2010, we substantially completed and moved into our research and development center in Hangzhou, China on land with an area of approximately 56,160 square meters. As of December 31, 2012, the accumulated capital expenditures in connection with the construction and renovation of our research and development center were RMB431.9 million (US$69.3 million), excluding payment for the land use right. Amortization and depreciation of the relevant capitalized assets began in January 2011.  We do not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2012.

We are in the process of constructing a new office building in Beijing on land with an area of approximately 25,400 square meters. As of December 31, 2012, we had incurred construction in progress cost of RMB112.0 million (US$18.0 million) in connection with the construction of this new office building, primarily including costs for obtaining land use right and preparing the land for future construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2012, we leased dedicated lines substantially from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB256.0 million (US$41.1 million) for the year ended December 31, 2012, of which approximately 42% was related to the operations of World of Warcraft and StarCraft II: Wings of Liberty.

Item 4A.                                                  Unresolved Staff Comments

Not applicable.

Item 5.                                                           Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. “Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2012, we had approximately 610 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 1.9 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2012, we continued to develop our online games and advertising business. We also provide e-mail, wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, in August 2008, April 2009 and November 2012, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB3,637.5 million (US$583.9 million) for 2012 and generated positive operating cash flows of RMB4,224.3 million (US$678.0 million) during the year. We recorded retained earnings of RMB8,565.4 million, RMB11,649.1 million and RMB14,309.6 million (US$2,296.9 million) as of December 31, 2010, 2011 and 2012, respectively.

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

In 2007, we established two intermediate holding companies, namely NetEase (Hong Kong) Limited, or NetEase Hong Kong, and Hong Kong NetEase Interactive Entertainment Limited, or Hong Kong NetEase Interactive. Guangzhou Interactive and NetEase Hangzhou became wholly owned subsidiaries of Hong Kong NetEase Interactive in December 2007 and January 2008, respectively. NetEase Beijing, Boguan and Youdao Information became subsidiaries of NetEase Hong Kong in December 2007.

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou, Guangzhou Information, Hangzhou Langhe Technology Co., Ltd., or Hangzhou Langhe, and Zhejiang Weiyang were established in China in August 1999, October 2002, December 2003, March 2006, June 2006, June 2008, July 2009 and March 2010, respectively. In February 2013, we completed the merger of Guangzhou Interactive and Guangzhou Information into Boguan, with Boguan as the surviving entity. We also established Ujia Cayman, Ujia Hong Kong and Lede Technology in the second half of 2011. Lede Technology now operates our e-commerce business.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou, Boguan and Hangzhou Langhe provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has two majority-owned subsidiaries, Youdao Computer (a search-related business operator) and Wangyibao (the operator of our Wangyibao online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2012, the total assets of all the consolidated VIEs of our company were RMB1.7 billion (US$0.3 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2012, the total liabilities of the consolidated VIEs were RMB1.6 billion (US$0.3 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables. As of December 31, 2012, the total assets of our company and all of our consolidated subsidiaries were RMB17.7 billion (US$2.8 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, prepayments and other current assets and fixed assets. As of December 31, 2012, the total liabilities of our company and all of our consolidated subsidiaries were RMB2.1 billion (US$0.3 billion), mainly comprising accounts payable, salary and welfare payables, dividend payable, tax payable, deferred revenue, accrued liabilities and other payables. Substantially all of our revenues are directly or indirectly generated through our consolidated VIEs.

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

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51, or FIN 46, which was subsequently amended by a revised interpretation, or FIN 46-R, or ASC 810. These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with Guangzhou NetEase and Guangyitong Advertising and have concluded that they are VIEs and NetEase, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we consolidate Guangzhou NetEase (including its subsidiaries) and Guangyitong Advertising into our financial statements. In addition, according to the assessment under FIN 46-R, we have concluded that Shanghai EaseNet is also our VIE and have consolidated Shanghai EaseNet into our financial statements since its formation. Also, NetEase, Inc. is the primary beneficiary of the companies comprising our joint venture with Blizzard, namely, StormNet Information Technology (Hong Kong) Limited, or StormNet IT HK, and StormNet Information Technology (Shanghai) Co., Ltd., or StormNet IT SH. Accordingly, we have consolidated these two companies into our financial statements starting in 2009.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The elimination of the concept of a Qualifying Special Purpose Entity removes the exception from the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this new accounting standard did not result in a material impact on our consolidated financial statements.

Revenues

We generate our revenues from the provision of online games services, advertising services and e-mail, wireless value-added services and others.

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2010, 2011 and 2012.

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

In August 2008, April 2009 and November 2012, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” One of these games, World of Warcraft, was commercially launched by Shanghai EaseNet and commenced generating revenue from September 2009. The second licensed game, StarCraft II: Wings of Liberty, was commercially launched and commenced generating revenue in April 2011.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 94.8%, 92.0% and 90.0% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2010, 2011 and 2012, respectively, with the remainder generated from advertisers in our search engine business.

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

E-mail, Wireless Value-Added Services and Others

We derive our e-mail, wireless value-added services and others revenues primarily from providing to our customers fee-based premium services, online payment platform services (Wangyibao) and e-commerce services. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail and wireless value-added services. In February 2009 we launched our Wangyibao online payment platform, through which users registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third party (for example, to purchase goods online from a third party) in accordance with their service agreements with us. We recognize revenue upon services rendered.  No fees are imposed when account holders use money in their accounts to pay us for goods or services.

We also generate revenue from personalized photo-based products, game-related accessories and other e-commerce related services, and revenue is recognized when the titles of such products are transferred to the customers or the services are rendered and collections are reasonably assured.

Seasonality of Revenues

Historically, revenues from advertising and e-mail services have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter, due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, particularly winter and summer school holidays.

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of sales tax on intra-group revenues, staff costs (in particular remuneration to employees who maintain game software and employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), service fee paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards.

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

Advertising Services

Cost of revenues related to our advertising services consists primarily of sales tax on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services.

E-mail, Wireless Value-Added Services and Others

Cost of revenues related to our e-mail, wireless value-added services and others consists primarily of staff costs (principally compensation expenses for editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of e-mail, wireless value-added and other services. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

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

For the years ended December 31, 2010, 2011 and 2012, we recorded share-based compensation cost of approximately RMB102.4 million, RMB122.0 million and RMB203.0 million (US$32.6 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2012, total unrecognized compensation cost related to unvested awards granted under the 2000 Stock Incentive Plan, adjusted for estimated forfeitures, was RMB0.6 million (US$0.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2012, the weighted average remaining vesting period was 0.88 years.  As of December 31, 2012, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB355.9 million (US$57.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2012, the weighted average remaining vesting period was 2.90 years.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we and Ujia Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by Ujia Cayman to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive Entertainment Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2010, 2011 and 2012. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

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

NetEase Beijing was recognized as a HNTE under the Enterprise Income Tax Law in 2008, which qualification was renewed in 2011, and enjoys a preferential tax rate of 15% from 2008 to 2013. In March 2011, NetEase Beijing was also recognized as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2010. We recorded the resulting income tax reduction in our consolidated financial statements in 2011.

For 2010, Boguan was subject to a preferential tax rate of 12.5% as it was recognized as a Software Enterprise in 2006 and subject to a 50% reduction to its EIT rate in 2010. Boguan renewed its recognition as a HNTE in 2011 and enjoys a preferential tax rate of 15% from 2011 to 2013. In addition, Boguan was recognized as a Key Software Enterprise in March 2011 and enjoyed a further reduced preferential tax rate of 10% for 2010.  We recorded the resulting income tax reduction in our consolidated financial statements in 2011.

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

Guangzhou Interactive was recognized as a HNTE under the Enterprise Income Tax Law in 2008, which qualification was renewed in 2011, and enjoyed a preferential tax rate of 15% from 2010 to 2012.

Guangzhou Information was recognized as a Software Enterprise in 2009. As 2010 was the first year Guangzhou Information incurred taxable profit, it was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate in 2012.

In addition, certain of our subsidiaries, including Boguan, were recognized as Key Software Enterprises in March 2013 and enjoyed a preferential tax rate of 10% for 2011 and 2012. We will record the resulting income tax reduction in our consolidated financial statements in 2013.

The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

Sales Tax and Cultural Development Fee

Sales tax includes business tax and value-added tax. In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for our revenues generally ranges from 3% to 5%.

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of a pilot value-added tax reform program, which change the charge of sales tax from business tax to value-added tax for certain pilot industries, including research, development and technological industries, information technology industries and cultural innovation industries. The pilot value-added tax reform program initially applied only to the pilot industries in Shanghai commencing from January 1, 2012, and has been expanded to eight additional regions, including, among others, Beijing, Zhejiang province and Guangdong province, during 2012. The pilot program will also be expanded nationwide when conditions permit.  As a result, most of our subsidiaries and VIEs are subject to 6% value-added tax which replaced the original 5% business tax.

We are also subject to a cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

Urban Maintenance and Construction Tax and Education Surcharge

From December 1, 2010, the urban maintenance and construction tax and education surcharge that were only applicable to pure PRC domestic enterprises and individuals previously, began to apply to foreign-invested enterprises, foreign enterprises and individuals as well. Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, value-added tax and business tax is also required to pay urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, value-added tax and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, value-added tax and business tax are also required to pay an education surcharge at a rate of 3% and local education surcharge at a rate of 2% of the amount of value-added tax, business tax and consumption tax actually paid. As a result, the rate for urban maintenance and construction tax, education surcharge and local education surcharge applicable to our foreign-invested enterprises is 12%.

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

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services, e-mail, wireless value-added services and others recognized net of sales discount, sales tax and related surcharges.

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

E-mail, Wireless Value-Added Services and Others

E-mail, wireless value-added services and others revenue includes revenue generated from activities related to e-mail and other fee-based premium services, Wangyibao online payment platform services and e-commerce services. We recognize revenue when services are rendered.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2010, 2011 and 2012 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Short-term Investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that we have positive intent and ability to hold to maturity.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income/(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. We classify the valuation techniques that use these inputs as Level 2 of fair value measurements.

The investments that we have positive intent and ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost. For individual investments classified as held-to-maturity investments, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary in accordance to our policy and ASC 320-10. If we conclude that we do not intend or are not required to sell an impaired debt investment before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity investment continues to be recognized at the amortized cost.

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

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares.  On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities (which totaled RMB99.8 million (US$16.0 million) and RMB75.6 million (US$12.1 million), respectively, as of December 31, 2012).

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2010		2011		2012
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations Data:
Revenues:
Online game services	4,944,439	87.4	6,552,431	87.7	7,287,063	87.0
Advertising services	633,209	11.2	795,422	10.6	850,157	10.1
E-mail, wireless value-added services and others	82,141	1.5	124,898	1.7	242,741	2.9
Total revenues	5,659,789	100.0	7,472,751	100.0	8,379,961	100.0
Sales tax expense	(152,120)	(2.7)	(182,099)	(2.4)	(179,005)	(2.1)
Net revenues	5,507,669	97.3	7,290,652	97.6	8,200,956	97.9

Cost of revenues:
Online game services	(1,378,018)	(24.3)	(1,859,176)	(24.9)	(1,872,734)	(22.3)
Advertising services	(312,921)	(5.5)	(380,201)	(5.1)	(474,165)	(5.7)
E-mail, wireless value-added services and others	(107,902)	(1.9)	(132,911)	(1.8)	(231,168)	(2.8)
Total cost of revenues	(1,798,841)	(31.8)	(2,372,288)	(31.8)	(2,578,067)	(30.8)
Gross profit	3,708,828	65.5	4,918,364	65.8	5,622,889	67.1
Operating expenses:
Selling and marketing expenses	(656,976)	(11.6)	(849,205)	(11.4)	(906,707)	(10.8)
General and administrative expenses	(189,621)	(3.4)	(280,227)	(3.7)	(286,223)	(3.4)
Research and development expenses	(317,929)	(5.6)	(465,490)	(6.2)	(718,315)	(8.6)
Total operating expenses	(1,164,526)	(20.6)	(1,594,922)	(21.3)	(1,911,245)	(22.8)
Operating profit	2,544,302	45.0	3,323,442	44.5	3,711,644	44.3

Other income (expenses):
Investment income	290	0.0	14,128	0.2	43,770	0.5
Interest income	141,001	2.5	258,053	3.5	423,634	5.1
Exchange losses	(89,488)	(1.6)	(79,058)	(1.1)	(554)	(0.0)
Other, net	(19,634)	(0.3)	99,164	1.3	99,718	1.2
Income before tax	2,576,471	45.5	3,615,729	48.4	4,278,212	51.1
Income tax	(344,446)	(6.1)	(392,756)	(5.3)	(691,642)	(8.3)
Net income	2,232,025	39.4	3,222,973	43.1	3,586,570	42.8
Net loss attributable to noncontrolling interests	3,747	0.1	11,291	0.2	50,882	0.6
Net income attributable to NetEase, Inc.’s shareholders	2,235,772	39.5	3,234,264	43.3	3,637,452	43.4
Comprehensive income	2,232,025	39.4	3,222,973	43.1	3,586,570	42.8
Add: Comprehensive loss attributable to noncontrolling interests	3,747	0.1	11,291	0.2	50,882	0.6
Comprehensive income attributable to NetEase, Inc.’s shareholders	2,235,772	39.5	3,234,264	43.3	3,637,452	43.4

Share-based compensation cost included in:
Cost of revenues	37,342	0.7	57,318	0.8	100,540	1.2
Selling and marketing expenses	8,123	0.1	11,357	0.2	13,368	0.2
General and administrative expenses	31,580	0.6	17,897	0.2	33,374	0.4
Research and development expenses	25,361	0.4	35,460	0.5	55,736	0.7

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Total net revenues increased by 12.5% to RMB8,201.0 million (US$1,316.3 million) in 2012 from RMB7,290.7 million in 2011. Net revenues from online games services, advertising services, and e-mail, wireless value-added services and others constituted 87.8%, 9.4% and 2.8%, respectively, of our total net revenues in 2012. This compares with 88.4%, 9.9% and 1.7%, respectively, in 2011. Revenue generated from game licensing represented 14.3% and 21.4% of our total net revenues in 2012 and 2011, respectively.

Online Games Services

Net revenues from online games services increased by 11.7% to RMB7,200.6 million (US$1,155.8 million) in 2012 from RMB6,448.6 million in 2011. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey, Ghost, Tianxia III, Kung Fu Master and Westward Journey Online II, which was partially offset by decreased revenues from games licensed from Blizzard.

Fantasy Westward Journey and Westward Journey Online II performed well during 2012, and both games reached record high PCU levels in August 2012. The continued growth in popularity of these two games throughout 2012 was mainly attributable to the launch of new expansion packs during the year, the implementation of successful promotional activities and introduction of other value-added services to the games in 2012. Ghost and Tianxia III also delivered solid performance in 2012. Since the commencement of its beta testing in September 2011 Ghost has become one of the most popular 2.5D MMORPGs in China. The growth of Tianxia III mainly resulted from the rapid adaption of the game by the existing strong Tianxia II user base and its innovative game play mode. Kung Fu Master, our newly launched self-developed 2.5D MMORPG, has also been well received by players since the commencement of its beta testing in October 2012. On the other hand, revenue from World of Warcraft decreased in 2012 due to the life cycle of its expansion packs.

Advertising Services

Net revenues from advertising services increased by 6.6% to RMB767.5 million (US$123.2 million) in 2012 from RMB720.1 million in 2011. The increase in advertising services revenue in 2012 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1,010,000 (US$162,000) in 2012 from RMB930,000 in 2011. The number of traditional advertisers using the NetEase websites decreased to 682 in 2012 from 713 in 2011, with revenues from our top ten advertisers comprising 19.3% of our total advertising services revenues in 2012 as compared to 17.2% in 2011.

E-mail, Wireless Value-Added Services and Others

Net revenues from the e-mail, wireless value-added services and others segment increased by 90.9% to RMB232.9 million (US$37.4 million) in 2012 from RMB122.0 million in 2011. The increase mainly resulted from increased revenue from e-commerce related services, e-mail services and the sale of game-related accessories, such as limited edition packages of several online games in 2012.

Cost of Revenues

Our cost of revenues increased by 8.7% to RMB2,578.1 million (US$413.8 million) in 2012 from RMB2,372.3 million in 2011. The year-over-year increase was mainly due to an increase in staff-related cost, content cost and sales tax on intra-group revenue, which was partially offset by a decrease in royalty and consulting fees and depreciation and amortization expenses related to World of Warcraft. In 2012, costs relating to online games services, advertising services and e-mail, wireless value-added services and others represented 72.6%, 18.4% and 9.0% of total cost of revenues, respectively, as compared with 78.4%, 16.0% and 5.6% of the cost of revenues, respectively, in 2011.

Online Games Services

Cost of revenues from our online games services increased slightly to RMB1,872.7 million (US$300.6 million) in 2012 from RMB1,859.2 million in 2011.  The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB120.0 million (US$19.3 million) to RMB518.0 million (US$83.1 million) in 2012 from RMB398.0 million in 2011, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 3,645 as of December 31, 2012 from 3,188 as of December 31, 2011, including 904 employees in the customer service function to support the operation of World of Warcraft.

•                                Sales tax on intra-group revenues related to online games increased by RMB54.5 million (US$8.75 million) to RMB352.4 million (US$56.6 million) in 2012 from RMB297.9 million in 2011 primarily due to growth in the popularity of Fantasy Westward Journey, Ghost, Tianxia III and Westward Journey Online II. In addition, sales tax expenses of RMB18.0 million (US$2.9 million) were recorded for technical consultancy service fees received from our joint venture with Blizzard in 2012, compared to RMB26.4 million in 2011.

The foregoing increase was partially offset by the following factors:

•                                Technology costs decreased by RMB105.9 million (US$17.0 million) to RMB785.4 million (US$126.1 million) in 2012 from RMB891.3 million in 2011, mainly due to a decrease in royalties of RMB105.8 million (US$17.0 million) in line with the decrease of revenue from World of Warcraft.

•                                    Depreciation and amortization costs decreased by RMB66.8 million (US$10.7 million) to RMB139.4 million (US$22.4 million) in 2012 from RMB206.2 million in 2011, mainly as a result of a decrease in server depreciation cost of RMB34.2 million (US$5.5 million) and a decrease in amortization of license fees of RMB35.7 million (US$5.7 million) associated with the operation of Blizzard licensed games.

Advertising Services

Cost of revenues from our advertising services increased by 24.7% to RMB474.2 million (US$76.1 million) in 2012 from RMB380.2 million in 2011. The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Information costs increased by RMB52.1 million (US$8.4 million) to RMB93.8 million (US$15.1 million) in 2012 from RMB41.7 million in 2011, mainly due to an increase in content costs incurred for certain major events in 2012 such as Euro Cup 2012 and the London Olympics.

•                                Staff-related costs increased by RM38.2 million (US$6.1 million) to RMB222.0 million (US$35.6 million) in 2012 from RMB183.8 million in 2011, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

E-mail, Wireless Value-Added Services and Others

Cost of revenues from our e-mail, wireless value-added services and others increased by 74.0% to RMB231.2 million (US$37.1 million) in 2012 from RMB132.9 million in 2011. The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB31.6 million (US$5.1 million) to RMB60.2 million (US$9.7 million) in 2012 from RMB28.6 million in 2011, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                E-commerce related costs such as costs associated with producing personalized photo-based products and purchasing game-related accessories increased by RMB28.4 million (US$4.6 million) to RMB30.7 million (US$4.9 million) in 2012 from RMB2.3 million in 2011, which was in line with the increase in their revenues.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB25.6 million (US$4.1 million) to RMB83.6 million (US$13.4 million) in 2012 from RMB58.0 million in 2011, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce related services and other value added services in 2012.

•                                  Depreciation and amortization costs increased by RMB7.2 million (US$1.2 million) to RMB36.0 million (US$5.8 million) in 2012 from RMB28.8 million in 2011, mainly as a result of an increase in server depreciation cost.

Gross Profit

Our gross profit increased by 14.3% to RMB5,622.9 million (US$902.5 million) in 2012 from RMB4,918.4 million in 2011.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2011 and 2012 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the sales tax payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	4,589,431	5,327,851	855,179
Advertising services	339,872	293,312	47,080
E-mail, wireless value-added services and others	(10,939)	1,726	278
Total gross profit	4,918,364	5,622,889	902,537

Gross profit (loss) margin:
Online game services	71.2%	74.0%	74.0%
Advertising services	47.2%	38.2%	38.2%
E-mail, wireless value-added services and others	(9.0)%	0.7%	0.7%
Total gross profit margin	67.5%	68.6%	68.6%

Gross profit margin for online game services remained relatively stable between 2011 and 2012. The decrease in gross profit margin for advertising services was mainly due to increased headcount-related costs and content costs. The improvement in gross profit margin for e-mail, wireless value-added services and others business was mainly due to increased revenues from our e-commerce business and e-mail service, as well as the sale of game-related accessories.

Operating Expenses

Total operating expenses increased by 19.8% to RMB1,911.2 million (US$306.8 million) in 2012 from RMB1,594.9 million in 2011, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 6.8% to RMB906.7 million (US$145.5 million) in 2012 from RMB849.2 million in 2011, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB24.5 million (US$3.9 million) in 2012 resulting from increased advertising and marketing promotional activities related to various games, including Kung Fu Master, Soul of the Fighter, World of Warcraft: Mists of Pandaria, and increased marketing spending on media and outdoor branding promotion for our portal and e-commerce businesses, partially offset by reduced promotional activates related to several of our other online games.

•                                An increase in staff-related costs of our sales team of approximately RMB19.3 million (US$3.1 million) in 2012, primarily driven by higher compensation levels and performance-related bonus accruals for our online game promotion team.

•                                An increase in other miscellaneous cost of approximately RMB9.5 million (US$1.5 million) in 2012 primarily driven by increased business expansion costs related to our portal business.

General and administrative expenses increased by 2.1% to RMB286.2 million (US$45.9 million) in 2012 from RMB280.2 million in 2011, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB38.1 million (US$6.1 million) in 2012 primarily driven by increased headcount, higher compensation levels and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB17.2 million (US$2.8 million) which included conference fees, entertainment cost, property tax, labor cost and other office supplies cost driven by our business expansion in 2012.

In addition, in 2011 we recorded a one-off impairment provision of RMB50.3 million with respect to the license fee for StarCraft II: Wing of Liberty which was recognized as intangible assets.  There was no such impairment provision in 2012.

Research and development expenses increased by 54.3% to RMB718.3 million (US$115.3 million) in 2012 from RMB465.5 million in 2011, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB181.2 million (US$29.1 million) in 2012, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2012.

•                                    An increase in game content design costs of approximately RMB54.5 million (US$8.7 million).

Allowances for Doubtful Accounts

As of December 31, 2012, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB279.9 million (US$44.9 million). After providing for doubtful accounts in the amount of RMB10.4 million (US$1.7 million), the net balance of accounts receivable was RMB269.5 million (US$43.2 million) as of December 31, 2012. The allowances for doubtful accounts represented the general provisions of RMB8.0 million (US$1.3 million) and a special provision of RMB2.4 million (US$0.4 million) as of December 31 2012, as compared to the general provision of RMB8.0 million as of December 31, 2011.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As discussed above under “Consolidated Results of Operations — Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 — Operating Expenses,” no significant allowance for bad and doubtful accounts was provided in 2012, and the allowances for bad and doubtful accounts as of December 31, 2012 was similar to that as of December 31, 2011. As of December 31, 2012, we did not have any customer with a receivable balance exceeding 10.0% of the total accounts receivable balance.

Other Income (Expenses)

Other income in 2012 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB423.6 million (US$68.0 million) in 2012 from RMB258.1 million in 2011, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 27.7% to RMB15.2 billion (US$2.4 billion) as of December 31, 2012 from RMB11.9 billion as of December 31, 2011. We did not incur interest expense in 2012 and 2011. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB42.9 million (US$6.89 million) in 2012, compared to RMB13.1 million in 2011. As of December 31, 2012, our held-to-maturity investments and other short-term investments totaled approximately RMB1,073.5 million (US$172.3 million), compared to RMB993.6 million as of December 31, 2011. In 2012, we also received and recognized unconditional government incentives of RMB92.4 million (US$14.8 million), compared to RMB89.8 million in 2011. In 2012, we reported a net foreign exchange loss of RMB0.6 million (US$0.1 million), compared to a net foreign exchange loss of RMB79.1 million in 2011, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as the exchange rate of the Euro against the Renminbi fluctuated over these periods.

Income Tax

Income tax increased to RMB691.6 million (US$111.0 million) in 2012 from RMB392.8 million in 2011. Our effective tax rate in 2012 was 16.2%, compared with 10.9% in 2011, which was primarily due to the expiration of tax exemption periods for certain subsidiaries in 2012, a one-time accrued withholding tax of RMB40.0 million (US$6.4 million) in 2012 and a tax refund of RMB47.1 million that was received in 2011.

Net Income

As a result of the foregoing, net profit increased by 12.5% to RMB3,637.5 million (US$583.9 million) in 2012 from RMB3,234.3 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Total net revenues increased by 32.4% to RMB7,290.7 million in 2011 from RMB5,507.7 million in 2010. Net revenues from online games services, advertising services, and e-mail, wireless value-added services and others constituted 88.4%, 9.9% and 1.7%, respectively, of our total net revenues in 2011. This compares with 88.1%, 10.4% and 1.5%, respectively, in 2010. Revenue generated from game licensing represented 21.4 % and 25.6% of our total net revenues in 2011 and 2010, respectively.

Online Games Services

Net revenues from online games services increased by 32.8% to RMB6,448.6 million in 2011 from RMB4,854.5 million in 2010. The significant increase was principally attributable to increased revenues from our self-developed games such as Ghost, Fantasy Westward Journey, Heroes of Tang Dynasty, Tianxia III and Westward Journey Online II, as well as increased revenues from World of Warcraft and its expansion packs licensed from Blizzard.

Both Fantasy Westward Journey and Westward Journey Online II delivered solid performance during 2011. Their continued growth in popularity throughout 2011 was mainly attributable to new expansion packs launched during the year, together with the successful launch of a series of in-game marketing events in the year, which led to their record high revenue in 2011. Tianxia III is a comprehensive upgrade that builds on the strong user base of its predecessor, Tianxia II, and demonstrated rapid growth since its launch. Ghost, which was launched in July 2010, was also well received by players in China, becoming one of the most popular 2.5D MMORPGs of 2011 in China. In addition, revenue and users of Heroes of Tang Dynasty grew steadily mainly resulted from the launch of beta testing and a new expansion pack in 2011, as well as successful promotional activities. Revenue generated from World of Warcraft, a game licensed from Blizzard, also continued to grow in 2011.

Advertising Services

Net revenues from advertising services increased by 25.7% to RMB720.1 million in 2011 from RMB572.7 million in 2010. The increase in advertising services revenue in 2011 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB930,000 in 2011 from RMB715,000 in 2010. The number of traditional advertisers using the NetEase websites decreased to 713 in 2011 from 759 in 2010, with revenues from our top ten advertisers comprising 17.2% of our total advertising services revenues in 2011 as compared to 19.7% in 2010.

E-mail, Wireless Value-Added Services and Others

Net revenues from the e-mail, wireless value-added services and others segment increased by 51.5% to RMB122.0 million in 2011 from RMB80.5 million in 2010. The increase mainly resulted from increased revenue from corporate e-mails, payment platform services and e-commerce related services in 2011.

Cost of Revenues

Our cost of revenues increased by 31.9% to RMB2,372.3 million in 2011 from RMB1,798.8 million in 2010. The year-over-year increase was mainly due to an increase in technology cost, staff-related cost, depreciation cost and sales tax on intra-group revenue. In 2011, costs relating to online games services, advertising services and e-mail, wireless value-added services and others represented 78.4%, 16.0% and 5.6% of total cost of revenues, respectively, as compared with 76.6%, 17.4% and 6.0% of the cost of revenues, respectively, in 2010.

Online Games Services

Cost of revenues from our online games services increased by 34.9% to RMB1,859.2 million in 2011 from RMB1,378.0 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB213.4 million to RMB891.3 million in 2011 from RMB677.9 million in 2010, mainly consisting of an increase in royalties of RMB637.6 million and technical consultancy service fees of RMB91.6 million associated with the operation of World of Warcraft and its expansion packs and StarCraft II: Wings of Liberty licensed from Blizzard, and an increase in custody fees of RMB115.1 million, in line with the increased revenue in both our self-developed games and Blizzard licensed games.

•                                Staff-related costs increased by RMB136.1 million to RMB398.0 million in 2011 from RMB267.2 million in 2010, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 3,188 as of December 31, 2011 from 2,789 as of December 31, 2010, including 878 employees in the customer service function to support the operation of World of Warcraft.

•                                Depreciation and amortization costs increased by RMB43.1 million to RMB206.2 million in 2011 from RMB163.1 million in 2010, mainly as a result of an increase in server depreciation cost of RMB26.7 million and an increase in amortization of license fees of RMB16.4 million associated with the operation of Blizzard licensed games. As of December 31, 2011, an impairment of license fee for StarCraft II: Wings of Liberty of RMB50.3 million was provided in operating expenses, which led to a decrease in amortization of license fees of RMB22.2 million (US$3.6 million) in 2012 and will lead to a decrease in amortization of license fees of RMB22.2 million and RMB5.9 million in 2013 and 2014, respectively.

•                                Sales tax on intra-group revenues related to online games increased by RMB99.2 million to RMB297.9 million in 2011 from RMB198.7 million in 2010 primarily due to growth in the popularity of Ghost, Fantasy Westward Journey, Heroes of Tang Dynasty, Tianxia III and Westward Journey Online II. In addition, sales tax of RMB26.4 million was recorded for technical consultancy service fees received from our joint venture with Blizzard in 2011, compared to RMB21.6 million in 2010.

Advertising Services

Cost of revenues from our advertising services increased by 21.5% to RMB380.2 million in 2011 from RMB312.9 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB40.0 million to RMB183.8 million in 2011 from RMB143.8 million in 2010, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the number of editors of the various content channels for the NetEase websites to 931 as of December 31, 2011 from 706 as of December 31, 2010.

•                                Searching engine related cost increased by RMB20.3 million to RMB27.2 million in 2011 from RMB6.9 million in 2010, mainly as a result of the expansion of this business.

•                                Miscellaneous costs increased by RMB7.9 million to RMB36.5 million in 2011 from RMB28.6 million in 2010, mainly consisting of increased office charges, telephone usage fees, consumable costs, meeting expenses, labor costs, and other costs resulting from the expansion of our portal business.

The foregoing increase was partially offset by a decrease in information costs by RMB11.7 million to RMB41.7 million in 2011 from RMB53.4 million in 2010, mainly due to a decrease in major events in 2011. Major events in 2010 included the 2010 FIFA World Cup, Expo 2010 in Shanghai and the 2010 Asian Games.

E-mail, Wireless Value-Added Services and Others

Cost of revenues from our e-mail, wireless value-added services and others increased by 23.2% to RMB132.9 million in 2011 from RMB107.9 million in 2010. The increase in cost of revenues in 2011 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB9.5 million to RMB28.6 million in 2011 from RMB19.1 million in 2010, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                Depreciation and amortization costs increased by RMB6.0 million to RMB28.8 million in 2011 from RMB22.8 million in 2010, mainly as a result of an increase in server depreciation cost.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB7.3 million to RMB51.8 million in 2011 from RMB44.5 million in 2010, mainly as a result of an increase in bandwidth usage by our e-mail, blog, e-commerce related services and other value-added services in 2011.

Gross Profit

Our gross profit increased by 32.6% to RMB4,918.4 million in 2011 from RMB3,708.8 million in 2010.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2010 and 2011 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the sales tax payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2010	2011
	RMB’000	RMB’000
Gross profit (loss):
Online game services	3,476,484	4,589,431
Advertising services	259,737	339,872
E-mail, wireless value-added services and others	(27,393)	(10,939)
Total gross profit	3,708,828	4,918,364

Gross profit (loss) margin:
Online game services	71.6%	71.2%
Advertising services	45.4%	47.2%
E-mail, wireless value-added services and others	(34.0)%	(9.0)%
Total gross profit margin	67.3%	67.5%

Gross profit margin for online game services remained relatively stable between 2010 and 2011. The increase in gross profit margin for advertising services was mainly due to economies of scale as advertising revenue increased in 2011without a corresponding increase in costs. The improvement in gross loss margin for e-mail, wireless value-added services and others business was mainly due to increased revenues from our e-commerce business and e-mail service.

Operating Expenses

Total operating expenses increased by 37.0% to RMB1,594.9 million in 2011 from RMB1,164.5 million in 2010, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 29.3% to RMB849.2 million in 2011 from RMB657.0 million in 2010, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB143.3 million in 2011 resulting from increased advertising and marketing promotional activities related to Ghost, Heroes of Tang Dynasty and Blizzard’s World of Warcraft and StarCraft II: Wings of Liberty, partially offset by reduced promotional activates related to Fantasy Westward Journey. In addition, we also increased marketing spending on media and outdoor branding promotion for our search engine business.

•                                An increase in staff-related costs of our sales team of approximately RMB38.9 million in 2011 primarily driven by performance-related bonus accruals for our advertising sales and marketing team and online game promotion team.

General and administrative expenses increased by 47.8% to RMB280.2 million in 2011 from RMB189.6 million in 2010, primarily due to a combination of the following factors:

•                                The recording of a one-off impairment provision of RMB50.3 million with respect to the license fee for StarCraft II: Wing of Liberty which was recognized as intangible assets in 2011.

•                                An increase in allowance for bad and doubtful debts of approximately RMB20.4 million in 2011. We provided a specific provision for a long-outstanding debt owed by a large customer which debt was subject to litigation in 2009. In 2010, we released the provision after the litigation was settled and the debt was collected. In 2011, no significant allowance for bad and doubtful debts was provided.

•                                An increase in depreciation cost of approximately RMB17.8 million in 2011 primarily due to increased depreciation in connection with our research and development center in Hangzhou, China. We substantially completed and moved into our research and development center in Hangzhou in 2010. Amortization and depreciation of the relevant capitalized assets began in January 2011.

•                                An increase in staff-related costs of approximately RMB7.4 million in 2011 primarily driven by increased headcount, higher compensation levels and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB9.5 million which included conference fees, entertainment cost, labor cost and other office supplies cost driven by our business expansion in 2011.

Research and development expenses increased by 46.4% to RMB465.5 million in 2011 from RMB317.9 million in 2010, primarily due to an increase in staff-related costs of approximately RMB135.0 million in 2011, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2011.

Allowances for Doubtful Accounts

As of December 31, 2011, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB238.0 million. After providing for doubtful accounts in the amount of RMB8.0 million, the net balance of accounts receivable was RMB230.0 million as of December 31, 2011. The allowances for doubtful accounts represented the general provisions of RMB8.0 million, and there was no specific provision as of December 31, 2011.

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

Other Income (Expenses)

Other income in 2011 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB258.1 million in 2011 from RMB141.0 million in 2010, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 25.3% to RMB11.9 billion as of December 31, 2011 from RMB9.5 billion as of December 31, 2010. We did not incur interest expense in 2011 and 2010. Investment income related to short-term investments, which were fixed-rate corporate bonds with a maturity date within one year when purchased, was RMB13.1 million in 2011. As of December 31, 2011, our short-term investments totaled approximately RMB993.6 million. We did not have short-term investments in 2010. In 2011, we also received and recognized unconditional government incentives of RMB89.8 million, compared to RMB15.2 million in 2010. In 2011, we reported a net foreign exchange loss of RMB79.1 million, compared to a net foreign exchange loss of RMB89.5 million in 2010, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as of December 31, 2011 as the exchange rate of the Euro against the Renminbi fluctuated during the year.

Income Tax

Income tax increased to RMB392.8 million in 2011 from RMB344.4 million in 2010. Our effective tax rate in 2011 was 10.9%, compared with 13.4% in 2010, which was primarily due to the recognition in 2011 of a tax benefit of approximately RMB47.1 million upon the recognition of certain of our subsidiaries as Key Software Enterprises in 2011.

Net Income

As a result of the foregoing, net profit increased by 44.7% to RMB3,234.3 million in 2011 from RMB2,235.8 million in 2010.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of December 31, 2012, we had RMB1,590.8 million (US$255.3 million) in cash and cash equivalents.

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB4,224.3 million (US$ 678.0 million), RMB4,072.9 million and RMB2,855.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

For the year ended December 31, 2012, cash provided by operating activities consisted primarily of (i) our net income of RMB3,586.6 million (US$575.7 million), (ii) depreciation and amortization charges of RMB233.5 million (US$37.5 million), (iii) an increase in accounts payable and other liabilities of RMB207.7 million (US$33.3 million), such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (iv) share-based compensation cost of RMB203.0 million (US$32.6 million) and (v) an increase in deferred revenue of RMB145.9 million (US$23.4 million), partially offset by (A) an increase in accounts receivable,  prepayments and other current assets of RMB139.1 million (US$22.3 million), (B) taxes payable of RMB34.4 million (US$5.5 million) and (C) deferred income taxes of RMB31.6 million (US$5.1 million).

For the year ended December 31, 2011, cash provided by operating activities consisted primarily of (i) our net income of RMB3,223.0 million, (ii) depreciation and amortization charges of RMB293.2 million, (iii) an increase in deferred revenue of RMB240.1 million, (iv) an increase in accounts payable and other liabilities of RMB194.2 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (v) share-based compensation cost of RMB122.0 million and (vi) unrealized exchange losses of RMB76.3 million, partially offset by (A) an increase in prepayments and other current assets of RMB83.5 million and (B) deferred income taxes of RMB42.4 million.

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

Investing Activities

Cash used in investing activities was RMB4,454.0 million (US$714.9 million), RMB3,208.2 million and RMB2,621.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

For the year ended December 31, 2012, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB16,393.6 million (US$2,631.4 million), (ii) purchase of short-term investments of RMB1,101.7 million (US$176.8 million) and (iii) transfer of cash deposited by customers with our Wangyibao online payment platform of RMB251.8 million (US$40.4 million) to restricted cash pursuant to relevant PBOC regulations, partially offset by (A) proceeds from maturity of time deposits of RMB11,626.6 million (US$1,866.2 million), (B) proceeds from maturity of short-term investments of RMB1,120.0 million (US$179.8 million) and (C) net change in time deposits with terms of three months of RMB889.4 million (US$142.8 million).

For the year ended December 31, 2011, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB10,861.5 million, (ii) purchase of short-term investments of RMB1,001.0 million, (iii) purchase of property, equipment and software of RMB410.1 million and (iv) net change in time deposits with terms of three months of RMB318.9 million, partially offset by proceeds from maturity of time deposits of RMB9,598.5 million.

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

Financing Activities

Cash used in financing activities was RMB390.2 million (US$62.6 million) for the year ended December 31, 2012 and cash provided by financing activities was RMB73.5 million and RMB24.1 million for the years ended December 31, 2011 and 2010, respectively.

For the year ended December 31, 2012, cash used in financing activities resulted from open market purchases of our ADSs in the amount of RMB414.9 million (US$66.6 million), partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB24.7 million (US$4.0 million).

For the year ended December 31, 2011, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB73.3 million.

For the year ended December 31, 2010, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB24.1 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2012, these subsidiaries and variable interest entities had RMB15.0 billion (US$2.4 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. For all our PRC subsidiaries and variable interest entities, we did not recognize deferred tax liabilities as of December 31, 2012 in respect of the retained earnings of these subsidiaries and variable interest entities after January 1, 2008, except for an amount of RMB800.0 million (US$128.4 million) which was subsequently used to settle substantially all of a US$130.8 million special cash dividend which we declared to our shareholders in November 2012, as we expect that these PRC subsidiaries and variable interest entities will indefinitely reinvest all the remaining earnings accumulated after January 1, 2008.

In addition, the payment of dividends by entities established in the PRC is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2.6 billion or 17% of our total consolidated net assets as of December 31, 2012. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

Our capital requirements relate primarily to financing:

•                                our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•                                costs associated with the expansion of our business, such as the purchase of servers, office renovations and construction of a new office building in Beijing.

C.                                    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2012, 2011 and 2010, we spent RMB718.3 million (US$115.3 million), RMB465.5 million and RMB317.9 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of a new office building in Beijing and computer equipment. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II: Wings of Liberty and Blizzard All-Stars from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures, office machine and other obligations related to content and services purchase, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2012:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2013	47,193	24,003	—	87,197	51,524	209,917
2014	16,188	1,544	46,430	—	5,015	69,177
2015	4,134	289	33,025	—	1,078	38,526
2016	2,162	289	13,928	—	997	17,376
Beyond 2016	14,295	96	6,585	—	837	21,813
	83,972	26,221	99,968	87,197	59,451	356,809

Under the three license agreements entered into in 2008, 2009 and 2012 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II: Wings of Liberty, World of Warcraft and Blizzard All-Stars in the PRC for a period of three years from each game’s commercial release, Shanghai EaseNet is required to pay license fees (except Blizzard All-Stars for which no license fee is required to be paid), royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. The commercial launches of World of Warcraft and StarCraft II: Wings of Liberty occurred in September 2009 and April 2011, respectively. Blizzard All-Stars has not been commercially launched yet in China. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term of the World of Warcraft license agreement for an additional three years commencing from September 2012. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB3.9 billion (US$0.6 billion).

As of December 31, 2012, our outstanding commitments under the license agreements with respect to StarCraft II: Wings of Liberty and World of Warcraft totaled RMB1,123.9 million (US$180.4 million) which can be summarized as follows:

RMB (in millions)
2013	636.7
2014	401.9
2015	85.3
Total	1,123.9

We expect to incur a commitment under the license agreement with respect to Blizzard All-Stars totaling approximately RMB375.9 million (US$60.3 million) after the commercial launch of the game.

In addition, Shanghai EaseNet is obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the three license agreements with Blizzard in the aggregate amount of up to approximately RMB218.0 million (US$35.0 million) over the remaining term of each license as of December 31, 2012. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware. With respect to the above commitment related to Blizzard licensed games, we have guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, our company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2012, a 10% change in the interest rate would result in an increase or decrease of RMB42.4 million (US$6.8 million) of our total amount of interest income or of RMB4.4 million (US$0.7 million) of our total amount of investment income in 2012.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange loss of RMB0.6 million (US$0.1 million) in 2012, compared to a net foreign exchange loss of RMB79.1 million in 2011. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment,” or the Update. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. This revised guidance will not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. This revised guidance will not have a material impact on our consolidated financial statements.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2013 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	41	Director and Chief Executive Officer
Onward Choi	42	Acting Chief Financial Officer
Alice Cheng (1)	51	Director
Denny Lee	45	Director
Joseph Tong (1)	50	Director
Lun Feng	53	Director
Michael Leung (1)	59	Director
Michael Tong	41	Director

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

Onward Choi has served as our Acting Chief Financial Officer since July 2007. Mr. Choi previously served as our Financial Controller from January 2005 to June 2007 and as our Corporate Finance Director from November 2003 to December 2004. Prior to joining our company, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and the independent non-executive director for Beijing Jingkelong Company Limited and China ITS (Holdings) Co., Ltd., which are listed on the Stock Exchange of Hong Kong Limited. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practicing Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. From October 2010 to April 2013, she served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and the independent non-executive director on the boards of New Oriental Education & Technology Group Inc. and Concord Medical Services Holdings Limited, all of which are listed on the New York Stock Exchange.

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

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited, a company listed on the Stock Exchange of Hong Kong Limited. Mr. Leung serves as an independent non-executive director for China Ting Group Holdings Limited, Junefield Department Store Group Limited, Orange Sky Golden Harvest Entertainment (Holdings) Limited and China Huiyuan Juice Group Limited and as an executive director of Chanceton Financial Group Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the responsible officer of Chanceton Capital Partners Limited, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

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

B.                                    Compensation

Director Compensation

In 2012, we paid an aggregate amount of RMB1.5 million (US$0.2 million) in compensation for the services of our independent non-executive directors. On February 21, 2012, we also granted restricted share unit awards to each of our independent non-executive directors which vested on March 1, 2013. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2012, we paid our executive officers aggregate cash compensation of RMB6.1 million (US$1.0 million).

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

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 6, 2012.

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

D.                                    Employees

As of December 31, 2010, 2011 and 2012, we had 5,254, 6,160 and 7,098 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2012:

Online game	2,003
Customer service	1,749
Content	973
Search engine	484
Product development	527
Advertising sales	285
E-mail	255
E-commerce	208
Technology services	185
Finance and Legal	99
Administration	83
Wireless	38
Marketing	78
Human resources	31
Other	100
7,098

In addition, as of December 31, 2012, we had 570 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2012 (unless otherwise indicated) by:

•                                all persons who are beneficial owners of five percent or more of our ordinary shares,

•                                each of our directors,

•                                our Chief Executive Officer and Acting Chief Financial Officer, and

•                                all current directors and executive officers as a group.

As of December 31, 2012, 3,246,041,681 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1)
c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.9%
Orbis Investment Management Limited (2)	503,305,725	15.5%
Capital Research Global Investors (3)	320,330,075	9.9%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (4)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons) (5)	1,457,539,000	44.9%

*                          less than 1%

(1)                  Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                  Based solely upon information contained in the Schedule 13G/A filed by Orbis Investment Management Limited with the SEC on February 14, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                  Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2012. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071-1447.

(4)                  The address of our current executive officers and directors is c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, the People’s Republic of China 100084.

(5)                  Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. Such amount includes ordinary shares and ordinary shares issuable upon vesting of RSUs held by our directors and executive officers as a group.

As of December 31, 2012, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2012, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,884,340,840 ordinary shares as of that date.

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

•                                  Cooperative Agreements. Certain of our subsidiaries and Guangzhou NetEase and Guangyitong Advertising had entered into a series of cooperative agreements pursuant to which such subsidiaries provided technical support and consulting services to Guangzhou NetEase and Guangyitong Advertising in exchange for fees in accordance with a formula based on its expenses incurred.  Such cooperative agreements included agreements between (i) Guangzhou NetEase and NetEase Hangzhou, (ii) Guangzhou NetEase and Boguan, (iii) Guangzhou NetEase and Guangzhou Information, (iv) Guangzhou NetEase, Guangzhou Interactive and NetEase Beijing and (v) NetEase Beijing and Guangyitong Advertising.  In 2012, we replaced these agreements with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in our business in China becoming subject to a value-added tax instead of a business tax. See Item 5.A. “Operating Results — Sales Tax and Cultural Development Fee.”

•                         Cooperative Agreements with Guangzhou NetEase. Guangzhou NetEase has entered into cooperative agreements with each of NetEase Beijing, Boguan and NetEase Hangzhou pursuant to which such subsidiaries have agreed to provide the following services:

•                                    research and development of computer software (including but not limited to online games software) and technical support and maintenance for the operation of computer software;

•                                    technical service for Internet portal, including but not limited to server maintenance and development, update and upgrade of relevant application software; and

•                                    research and development of electronic publishing technology and relevant technical assistance and support.

Guangzhou NetEase has agreed to pay a monthly service fee to each such subsidiary in accordance with a formula based on their respective expenses incurred. The cooperative agreements with each of NetEase Beijing, Boguan and NetEase Hangzhou were effective from September 1, November 1, and December 1, 2012, respectively, and each will continue to be effective unless any one of the two respective parties objects.

•                         Cooperative Agreement between NetEase Beijing and Guangyitong Advertising. Under this cooperative agreement, NetEase Beijing has agreed to provide the following services:

•                                    research and development of computer software (including but not limited to the production, distribution, monitoring and management software of online advertisement) and technical support and maintenance for the operation of computer software;

•                                    design, development, update and upgrade of advertisement distribution platform;

•                                    technical service for Internet portal, including but not limited to server maintenance and development, update and upgrade of relevant application software; and

•                                    research and development of electronic publishing technology and relevant technical assistance and support.

Guangyitong Advertising has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on its expenses incurred. This agreement was effective from April 1, 2012 and will continue to be effective unless any one of the two parties objects.

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

•                                Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•                                Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from June 6, 2000.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008, April 2009 and November 2012, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us.  As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2010, 2011 and 2012 as discussed in Item 5.A. “Operating Results — Basis of Presentation.”  Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

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

A.8                             Dividend Policy

In November 2012, our board of directors declared a special cash dividend to our shareholders in the amount of US$130.8 million, which has been paid to holders of ordinary shares and ADSs. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements, regulatory limitations on the ability of our subsidiaries and VIEs to distribute dividends to us and such other factors as the board of directors deems relevant.

We are a holding company incorporated in the Cayman Islands, and our ability to pay dividends to our shareholders depends upon dividends that we receive from our subsidiaries and VIEs. Please refer to Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.”

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

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

	Sales Price
	High	Low
Annual highs and lows
2008	$27.16	$15.00
2009	$48.50	$16.61
2010	$43.66	$26.16
2011	$55.00	$35.74
2012	$63.81	$37.15

Quarterly highs and lows
First Quarter 2011	$49.56	$36.20
Second Quarter 2011	$55.00	$40.48
Third Quarter 2011	$52.25	$37.26
Fourth Quarter 2011	$50.99	$35.74
First Quarter 2012	$60.47	$42.02
Second Quarter 2012	$63.81	$55.58
Third Quarter 2012	$61.38	$48.20
Fourth Quarter 2012	$56.02	$37.15
First Quarter 2013	$55.12	$42.41

Monthly highs and lows
October 2012	$55.78	$51.95
November 2012	$56.02	$43.15
December 2012	$43.72	$37.15
January 2013	$47.42	$42.41
February 2013	$53.22	$45.63
March 2013	$55.12	$50.65
April 2013 (through April 8, 2013)	$55.70	$54.33

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2012 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

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

These regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. For additional information on the SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these restrictions.”

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

United States Federal Income Taxation

The following discussion is a summary of certain United States federal income tax considerations applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below) who holds such shares or ADSs as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”).  This summary does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Code, United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations.  Such change could materially and adversely affect the tax consequences described below.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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

This summary also does not discuss any aspect of state, local or foreign law, or United States federal estate or gift tax law as applicable to U.S. Holders.  Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

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

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences of any such partner. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, are generally subject to the special reduced rates normally applicable to long term capital gains, provided that certain conditions are satisfied. A U.S. Holder is not able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

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

Taxation of Disposition of Shares or ADSs

Subject to the PFIC rules discussed below, you will generally recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of shares or ADSs, such gain may be treated as PRC source gain under the income tax treaty between the United States and the PRC, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations.  U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the “net investment income” (as defined in section 1411 of the Code) of individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules.

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

Although the PFIC rules permit a holder of PFIC stock in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election, a U.S. Holder will not be able to elect to treat our company as a QEF because our company does not intend to prepare the information that the U.S. Investor would need to make a QEF election.

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs.

In addition, under recently enacted U.S. tax legislation, if we are a PFIC U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  Although the IRS has updated Form 8621 to include a new Part I, Summary of Annual Information, to reflect this filing requirement, pursuant to Notice 2011-55 and the instructions to the Revised Form 8621, completion of that part is not required until the underlying Treasury Regulations are published.

Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

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

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires certain U.S. Holders (that is, an individual or, to the extent provided in final Treasury Regulations when published, certain domestic entities) to report to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as our company).

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

A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China, Hong Kong, the British Virgin Islands or the Cayman Islands. All or most of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2012, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,313 for the year ended December 31, 2012.

PART II

Item  13.                                               Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.                                               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15.                                               Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2012.

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

Item  16C.                                      Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2011 and 2012.

	For the year ended December 31,
	2011(1)	2012(1)
	RMB (in thousands)
Audit fees(2)	9,970	9,970
Tax fees(3)	737	284
All other fees (4)	200	180
Total	10,907	10,434

(1)        The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB610,000 and RMB603,000 in 2011 and 2012, respectively.

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

Item  16E.                                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 1, 2011, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$50.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program expired on February 29, 2012 and no ADSs were purchased.

On November 14, 2012, we announced another share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$100.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program will expire on November 20, 2013, unless terminated earlier.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
November 21 through November 30, 2012	174,647	43.82	174,647	92,342,718
December 1 through December 31, 2012	1,485,529	40.04	1,485,529	32,834,424
Total	1,660,176		1,660,176

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
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.1

Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.1

Amended and Restated 2000 Stock Incentive Plan and Form of Stock Option Agreement (including standard and non-standard form) (incorporated by reference to Exhibit 4.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.2	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

4.3

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010)

4.4

Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.5

Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.6

Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

Exhibit Number	Document
4.7

Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27,2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.8

Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.9

Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.10

Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.11

Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.12

Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.13

Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.14

Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.15

Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.16

Operating Agreement dated May 10, 2000 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.17

Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.18

Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

Exhibit Number	Document
4.19

Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.20

Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.21

Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.22

Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.23

Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.24

No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.25	Form of Cooperative Agreement

8.1	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

15.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

Exhibit Number	Document
15.3	Consent of Maples and Calder

15.4	Consent of King&Wood Mallesons Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

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

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 22, 2013

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. and its subsidiaries (“the Company”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
April 22, 2013

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,214,618	1,590,769	255,336
Time deposits	9,704,777	13,098,661	2,102,480
Restricted cash	318,684	570,506	91,573
Accounts receivable, net	230,047	269,485	43,255
Prepayments and other current assets	900,464	1,121,784	180,059
Short-term investments	993,606	1,073,539	172,315
Deferred tax assets	111,990	143,929	23,102
Total current assets	14,474,186	17,868,673	2,868,120

Non-current assets:
Property, equipment and software, net	848,469	815,026	130,821
Land use right, net	11,788	11,529	1,851
License rights	48,962	—	—
Deferred tax assets	2,586	2,215	356
Time deposits	—	490,000	78,650
Other long-term assets	58,940	90,513	14,528
Total non-current assets	970,745	1,409,283	226,206

Total assets	15,444,931	19,277,956	3,094,326

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	134,217	157,764	25,323
Salary and welfare payables	244,398	289,848	46,524
Dividend payable	—	814,934	130,806
Taxes payable	391,769	389,465	62,513
Deferred revenue	1,014,073	1,160,018	186,196
Accrued liabilities and other payables	498,120	764,473	122,706
Total current liabilities	2,282,577	3,576,502	574,068

Long-term payable:
Other long-term payable	63,890	99,968	16,046

Total liabilities	2,346,467	3,676,470	590,114

Commitments and contingencies (See Note 20)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,273,937 shares issued and outstanding as of December 31, 2011 and 3,287,546 shares issued and 3,246,042 shares outstanding as of December 31, 2012	2,687	2,696	433
Additional paid-in capital	1,002,336	1,156,681	185,660
Treasury stock	—	(422,489)	(67,814)
Statutory reserves	472,586	634,108	101,781
Retained earnings	11,649,092	14,309,609	2,296,851
NetEase, Inc’s shareholders’ equity	13,126,701	15,680,605	2,516,911
Noncontrolling interests	(28,237)	(79,119)	(12,699)
Total shareholders’ equity	13,098,464	15,601,486	2,504,212

Total liabilities and shareholders’ equity	15,444,931	19,277,956	3,094,326

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues:
Online game services	4,944,439	6,552,431	7,287,063	1,169,654
Advertising services	633,209	795,422	850,157	136,460
E-mail, WVAS and others	82,141	124,898	242,741	38,963
	5,659,789	7,472,751	8,379,961	1,345,077
Sales tax expense	(152,120)	(182,099)	(179,005)	(28,732)
Net revenues	5,507,669	7,290,652	8,200,956	1,316,345
Cost of revenues	(1,798,841)	(2,372,288)	(2,578,067)	(413,808)
Gross profit	3,708,828	4,918,364	5,622,889	902,537

Operating expenses:
Selling and marketing expenses	(656,976)	(849,205)	(906,707)	(145,537)
General and administrative expenses	(189,621)	(280,227)	(286,223)	(45,942)
Research and development expenses	(317,929)	(465,490)	(718,315)	(115,298)
Total operating expenses	(1,164,526)	(1,594,922)	(1,911,245)	(306,777)

Operating profit	2,544,302	3,323,442	3,711,644	595,760
Other income (expenses):
Investment income	290	14,128	43,770	7,026
Interest income	141,001	258,053	423,634	67,998
Exchange losses	(89,488)	(79,058)	(554)	(89)
Other, net	(19,634)	99,164	99,718	16,006
Income before tax	2,576,471	3,615,729	4,278,212	686,701
Income tax	(344,446)	(392,756)	(691,642)	(111,016)

Net income	2,232,025	3,222,973	3,586,570	575,685
Add: Net loss attributable to noncontrolling interests	3,747	11,291	50,882	8,167
Net income attributable to the NetEase, Inc.’s shareholders	2,235,772	3,234,264	3,637,452	583,852
Comprehensive income	2,232,025	3,222,973	3,586,570	575,685
Add: Comprehensive loss attributable to noncontrolling interests	3,747	11,291	50,882	8,167
Comprehensive income attributable to the NetEase, Inc.’s shareholders	2,235,772	3,234,264	3,637,452	583,852

Net income per share, basic	0.69	0.99	1.11	0.18
Net income per ADS, basic	17.22	24.76	27.70	4.45
Net income per share, diluted	0.69	0.99	1.11	0.18
Net income per ADS, diluted	17.14	24.68	27.65	4.44
Weighted average number of ordinary shares outstanding, basic	3,246,426	3,265,550	3,282,663	3,282,663
Weighted average number of ADS outstanding, basic	129,857	130,622	131,307	131,307
Weighted average number of ordinary shares outstanding, diluted	3,261,886	3,276,704	3,288,330	3,288,330
Weighted average number of ADS outstanding, diluted	130,475	131,068	131,533	131,533

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

									Total
	Ordinary shares		Additional	Treasury stock		Statutory	Retained	Noncontrolling	shareholders’
	Share	Amount	paid-in capital	Share	Amount	reserves	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	3,238,025	2,664	784,489	—	—	225,784	6,425,841	(13,434)	7,425,344
Ordinary shares issued upon exercise of employee stock options	14,339	9	24,114	—	—	—	—	—	24,123
Share-based compensation	—	—	42,130	—	—	—	—	—	42,130
Appropriation to statutory reserves	—	—	—	—	—	96,184	(96,184)	—	—
Net income	—	—	—	—	—	—	2,235,772	(3,747)	2,232,025
Others	—	—	(9)	—	—	—	17	8	16
Balance as of December 31, 2010	3,252,364	2,673	850,724	—	—	321,968	8,565,446	(17,173)	9,723,638
Ordinary shares issued upon exercise of employee stock options	15,539	10	73,327	—	—	—	—	—	73,337
Ordinary shares issued upon settlement of restricted share units	6,034	4	(4)	—	—	—	—	—	—
Share-based compensation	—	—	78,289	—	—	—	—	—	78,289
Appropriation to statutory reserves	—	—	—	—	—	150,618	(150,618)	—	—
Net income	—	—	—	—	—	—	3,234,264	(11,291)	3,222,973
Capital injection in a subsidiary by noncontrolling shareholders	—	—	—	—	—	—	—	227	227
Balance as of December 31, 2011	3,273,937	2,687	1,002,336	—	—	472,586	11,649,092	(28,237)	13,098,464
Ordinary shares issued upon exercise of employee stock options	4,929	3	24,709	—	—	—	—	—	24,712
Ordinary shares issued upon settlement of restricted share units	8,680	6	(6)	—	—	—	—	—	—
Share-based compensation	—	—	129,642	—	—	—	—	—	129,642
Appropriation to statutory reserves	—	—	—	—	—	161,522	(161,522)	—	—
Net income	—	—	—	—	—		3,637,452	(50,882)	3,586,570
Repurchase of shares	—	—	—	(41,504)	(422,489)	—	—	—	(422,489)
Dividend to shareholders	—	—	—	—	—	—	(815,413)	—	(815,413)
Balance as of December 31, 2012	3,287,546	2,696	1,156,681	(41,504)	(422,489)	634,108	14,309,609	(79,119)	15,601,486

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,232,025	3,222,973	3,586,570	575,685
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	232,171	293,239	233,509	37,481
Impairment loss for license right	—	50,316	—	—
Share-based compensation cost	102,406	122,032	203,018	32,587
(Reversal of) allowance for provision for doubtful debts	(20,029)	416	3,088	495
Losses (gains) on disposal of property, equipment and software	13,985	(74)	(42)	(7)
Unrealized exchange losses (gains)	100,219	76,262	(5,665)	(909)
Deferred income taxes	8,619	(42,442)	(31,568)	(5,067)
Net equity share of (gains) losses from associated companies	(1,093)	1,195	(842)	(135)
Others	—	(12,580)	21,758	3,492
Changes in operating assets and liabilities:
Accounts receivable	(89,997)	10,800	(70,318)	(11,288)
Prepayments and other current assets	3,047	(83,490)	(68,833)	(11,049)
Accounts payable	(37,557)	22,710	43,168	6,929
Salary and welfare payables	52,480	62,425	45,434	7,293
Taxes payable	12,592	33,329	(34,449)	(5,530)
Deferred revenue	190,482	240,121	145,946	23,426
Accrued liabilities and other payables	55,604	75,716	153,516	24,641
Net cash provided by operating activities	2,854,954	4,072,948	4,224,290	678,044

Cash flows from investing activities
Purchase of property, equipment and software	(297,980)	(410,120)	(178,654)	(28,676)
Proceeds from sale of property, equipment and software	359	263	777	125
Purchase of other intangible assets	—	(1,042)	(32)	(5)
Net change of short-term investments with terms of three months or less	—	—	(120,000)	(19,261)
Purchase of short-term investments	—	(1,001,026)	(1,101,691)	(176,834)
Proceeds from maturities of short-term investments	—	20,000	1,120,000	179,772
Purchase of license right	—	(39,300)	—	—
Long-term investments	—	—	(7,915)	(1,270)
Transfer to restricted cash	(16,736)	(178,085)	(251,822)	(40,420)
Net change in time deposits with terms of three months	(338,570)	(318,937)	889,350	142,751
Placement/rollover of matured time deposits	(10,402,822)	(10,861,505)	(16,393,642)	(2,631,361)
Proceeds from maturity of time deposits	8,443,805	9,598,470	11,626,594	1,866,197
Net increase in other assets	(9,218)	(16,951)	(37,003)	(5,940)
Net cash used in investing activities	(2,621,162)	(3,208,233)	(4,454,038)	(714,922)

Cash flows from financing activities:
Proceeds from employees exercising stock options	24,123	73,337	24,712	3,967
Payments of other long-term payable	—	(20)	—	—
Repurchase of shares	—	—	(414,942)	(66,603)
Capital contribution from noncontrolling interests	16	227	—	—
Net cash provided by (used in) financing activities	24,139	73,544	(390,230)	(62,636)

Effect of exchange rate changes on cash held in foreign currencies	(14,084)	(8,778)	(3,871)	(621)

Net increase (decrease) in cash and cash equivalents	243,847	929,481	(623,849)	(100,135)
Cash and cash equivalents beginning of the year	1,041,290	1,285,137	2,214,618	355,471
Cash and cash equivalents end of the year	1,285,137	2,214,618	1,590,769	255,336

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	252,040	371,238	648,609	104,109
Withholding income tax paid associated with the repatriationof cash for a special dividend	—	—	35,000	5,618
Supplemental schedule of non-cash investing and financing activities:
Share repurchase financed by accounts payable	—	—	7,547	1,211
Dividend payable	—	—	814,934	130,806
Fixed asset purchases financed by accounts payable	146,523	37,614	7,228	1,160

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                  The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (the “Company”)  with effect from March 29, 2012 after its approval at the Company’s extraordinary general meeting of shareholders held on the same day. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2012, the Company had the following principal subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary:

Place and date of
Name	incorporation

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Limited (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Co., Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Guangzhou NetEase Information Technology Co., Ltd. (“Guangzhou Information”)	Guangzhou, China June 24, 2008

Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China July 14, 2009

Zhejiang Weiyang Technology Co., Ltd. (“Weiyang”)	Hangzhou, China March 15, 2010

Ujia (Hong Kong) Limited (“Ujia Hong Kong”)	Hong Kong, China May 30, 2011

Ujia.com, Inc. (“Ujia Cayman”)	Cayman Islands June 14, 2011

Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China October 25, 2011

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (Formerly known as “Hong Kong NetEase Computer Technology Limited”) (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China December 9, 2008

Name	Place and date of incorporation
Hangzhou Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China April 15, 2009

Ujia E-commerce Co., Ltd. (“Ujia E-commerce”)	Hangzhou, China August 8, 2011

NetEase Media, Inc. (“NetEase Media Cayman”)	Cayman Islands April 13, 2012

NetEase Media (Hong Kong) Limited (“NetEase Media Hong Kong”)	Hong Kong, China June 7, 2012

Anji Weiyang Agricultural Development Co., Ltd. (“Anji Weiyang”)	Anji, China September 18, 2012

In addition, Guangzhou NetEase has two majority-owned subsidiaries, Wangyibao Co., Ltd. (“Wangyibao Company”) and Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”). The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

As of December 31, 2012, the total assets of all the consolidated VIEs of the Company were RMB1.7 billion, mainly comprising cash and cash equivalents, time deposit, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2012, the total liabilities of the consolidated VIEs were RMB1.6 billion, mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

In accordance with various contractual agreements, the Company has power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for the registered capital of the VIEs and certain non-distributable statutory reserves amounting to approximately RMB183.0 million and RMB10.3 million, respectively as of December 31, 2012.  As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2012.

In August 2008, April 2009 and November 2012, Blizzard Entertainment, Inc. (“Blizzard”) agreed to license certain online games to Shanghai EaseNet for operation in China. Shanghai EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and the Company, and with the Company. The joint venture was established concurrently with the licensing of the games in August 2008 and will provide technical services to Shanghai EaseNet. The joint venture currently consists of two companies, StormNet IT HK and StormNet IT SH. Shanghai EaseNet, StormNet IT HK and StormNet IT SH became fully operational starting in 2009.

As of December 31, 2012, HZ Leihuo, NetEase Media Cayman and NetEase Media Hong Kong were not fully operational.

Weiyang was incorporated in China in March 2010 to operate a swine raising business together with its wholly owned subsidiary, Anji Weiyang, which was established in September 2012.  As of December 31, 2012, Weiyang and Anji Weiyang were still in the process of operation preparation on this new business venture.

Wangyibao Company was incorporated in China in July 2010, as a subsidiary of Guangzhou NetEase, for the purpose of operating the Wangyibao online payment platform of the Company which was initially launched in February 2009 to facilitate e-payment by online game customers to the Company.

Ujia Cayman, Ujia Hong Kong and Lede Technology were incorporated in the Cayman Islands, Hong Kong and China in June, May and October 2011, respectively, for the purpose of operating the Company’s e-commerce business together with Ujia E-commerce, a VIE incorporated in China in August 2011 by two Chinese employees of the Company.

In February 2013, we completed the merger of Guangzhou Interactive and Guangzhou Information into Boguan, with Boguan as the surviving entity.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising, e-mail, wireless value-added services and other e-commence related services in China. Details of the Group’s business are described in Note 1(b).

(b)                  Nature of operations

The Group generates revenues from providing online game services and advertising services on the NetEase websites, and to a much lesser extent, from e-mail, wireless value-added and other e-commence related services. Substantially all of the Company’s revenues are directly or indirectly generated through its VIEs.

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

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online games, Internet content and wireless value-added services, as well as the provision of advertising services.  Such VIEs are:

(1)  Guangzhou NetEase (owned by William Lei Ding, our principal shareholder, and his brother, Bo Ding),

(2)  Guangyitong Advertising (owned by Mr. Ding and Guangzhou NetEase), and

(3)  Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with the VIEs, the Company’s subsidiaries NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou provided technical consulting and related services to these VIEs. In 2012, these agreements were replaced with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in our business in China becoming subject to a value-added tax instead of a business tax. The principal agreements that transfer economic benefits to the Company and its subsidiaries are:

•                 Cooperative agreements with Guangzhou NetEase — under these agreements, the Company’s subsidiaries NetEase Beijing, Boguan and NetEase Hangzhou provide various technical consulting and related services to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.

•                 Cooperative agreement with Guangyitong Advertising — under this agreement, NetEase Beijing provides various technical consulting and related services in exchange for substantially all of Guangyitong Advertising’s profits.

Each cooperative agreement will remain in effect indefinitely unless any one of the contract parties objects or otherwise required by law.

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

•                 Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all voting rights. The term of this agreement was 10 years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2000.

•                 Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our Board. The term of this agreement is 20 years from June 6, 2000.

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

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008, April 2009 and November 2012, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and the Company, and the Company.

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

2.                       Principal Accounting Policies

(a)                  Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company consolidates a VIE if the Company has the power to direct matters that most significantly impact the activities of the VIE, and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

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

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services, e-mail, wireless value-added services and others recognized net of sales discount, sales tax and related surcharges

(i)                     Online game services

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote. The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more. The revenue recognized from the inactive accounts was insignificant in 2011 and 2012.

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

For the years ended December 31, 2010, 2011 and 2012, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

(iii)                E-mail, wireless value-added services and others

Revenue from e-mail, wireless value-added services and others (“e-mail, WVAS and others”) is predominantly derived from activities related to fee-based premium services, e-commerce and online payment platform services.

Fee-based premium services revenues, operated on a monthly subscription basis, are derived principally from providing premium e-mail and WVAS services. Prepaid subscription revenues are deferred and are recognized by the Group over the period in which the services are provided.

In February 2009, the Company launched its Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company. The Company recognizes revenue when services are rendered to account holders in accordance with service agreement.

Revenues from e-commerce services mainly include personalized photo-based products, game accessories and other e-commerce related services. Revenues are recognized when such products are transferred to the customers or the services are rendered and collections are reasonably assured.

(d)                 Cost of revenues

Costs of online game services, advertising services and e-mail, WVAS and others consist primarily of staff costs, royalties and consultancy fees related to licensed games, depreciation and amortization of computers and software, server custody fees, bandwidth, sales tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)                   Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. For the years ended December 31, 2010, 2011 and 2012, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)                    Cash, cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2011, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$32.1 million and Euro18.6 million, respectively. As of December 31, 2012, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$30.1 million and Euro23.6 million, respectively (equivalent to approximately RMB189.5 million and RMB196.3 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2011, there were time deposits denominated in US dollars and Euro amounting to approximately US$34.5 million and Euro55.8 million, respectively. As of December 31, 2012, there were time deposits denominated in US dollars and Euro amounting to approximately US$29.9 million and Euro18.4 million (equivalent to approximately RMB188.2 million and RMB152.8 million, respectively).

As of December 31, 2011 and 2012, the Company had approximately RMB11.6 billion and RMB13.4 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 97.4% and 88.1% of total cash and cash equivalents and time deposits of the Company, respectively.

As of December 31, 2011 and 2012, the Company had a restricted cash balance which is set aside for a period of 12 months or less of approximately RMB318.7 million and RMB570.5 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Guarantee deposit for consulting fee payments due to Blizzard	85.0	85.0
Escrow account deposit for funding sales and marketing activities of Blizzard’s licensed games	233.7	209.2
Customer deposit of Wangyibao accounts	—	276.3
	318.7	570.5

The Company had no other lien arrangements during 2011 and 2012.

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 25 for additional information.

(h)                  Short-term investment

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Company has positive intent and ability to hold to maturity.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income /(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 25 for additional information.

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

(j)                     Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Decoration	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Servers and computers	3 years
Software	3 years

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

(l)                     Advertising expenses

The Company expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB203.7 million, RMB247.0 million and RMB242.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2301 on the last trading day of 2012 (December 31, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(n)                  Share-based compensation

The Company measures the cost of employee services received in exchange for stock options at the grant date fair value of the award under its 2000 Stock Incentive Plan (see Note 18(a)). The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.  The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under its 2009 Restricted Share Unit Plan (see Note 18(b)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB99.8 million and RMB75.6 million, respectively as of December 31, 2012. There were no significant cash payments for share-based liabilities for the year ended 2010, 2011 and 2012.

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

A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss and tax credit carry forwards. The Company classifies deferred tax assets and liabilities into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry forwards, is classified according to the expected reversal date of the temporary difference.

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

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2010, 2011 and 2012.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2011 and 2012.

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(p)                  Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

Basic earnings per share are computed on the basis of the weighted-average number of ordinary shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of ordinary shares outstanding and potential ordinary shares. Potential ordinary shares result from the assumed exercise of outstanding stock options, RSUs or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

(q)                  Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund and (ii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other reserve funds is at the discretion of the Board of Directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the Board of Directors of the respective companies.

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

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Appropriations to general reserve fund and statutory surplus fund	96,184	150,618	161,522

For the years ended December 31, 2010, 2011 and 2012, NetEase Beijing did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

(r)                   Noncontrolling interests

In 2009, the Company adopted the retrospective presentation and disclosure requirements on the noncontrolling interest which became effective for fiscal years beginning on or after December 31, 2008. The noncontrolling interest will continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

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

(t)                     Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The comprehensive income and the net income are the same during the years ended December 31, 2010, 2011 and 2012.

(u)                  Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in details under Note 24.

(v)                  Dividends

Dividends of the Company are recognized when declared.

(w)                Recently issued accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment”. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. This Update will not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. This revised guidance will not have a material impact on the Company’s consolidated financial statements.

3.                        Concentrations and Risks

(a)                   Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2010, 2011 and 2012 as follows:

	For the year ended December 31,
	2010	2011	2012
Total number of telecommunications service providers	12	12	11
Service providers providing 10% or more of the Company’s requirements	3	3	2
Total % of the Company’s requirements provided by 10% or greater service providers	87.9%	86.6%	82.1%

(b)                   Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2011 and 2012, substantially all of the Company’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services. No single customer has a receivable balance exceeding 10% of the total accounts receivable balance for the years ended 31 December, 2011 and 2012.

The short-term investments consist of the held-to-maturity investment of fixed-rate corporate bonds of well-known Chinese companies and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, both have a maturity date within one year as of the purchase date. The held-to-maturity investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of the held-to-maturity investments and other short-term investments range from 4.00% to 4.75% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Company and have a material effect on the Company’s financial condition and results of operations.

(c)                    Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2010, 2011 and 2012.

(d)                   Online Games

The Company derived a combined total of 95.8%, 94.5% and 93.7% of its total net game revenues for the years ended December 31, 2010, 2011 and 2012, respectively from several of the Company’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Tianxia III, Ghost and Heroes of Tang Dynasty II (a comprehensive upgrade from Heroes of Tang Dynasty) as well as World of Warcraft®, a game developed by and licensed from Blizzard.

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

4.                        Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2010	30,015	(20,029)	(2,164)	7,822
2011	7,822	416	(266)	7,972
2012	7,972	3,088	(668)	10,392

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	363,508	424,757
Prepayment for royalties - current portion	225,307	257,037
Interest receivable	105,798	182,681
Prepayments	65,659	43,686
Wangyibao operating funds held by third party online payment settlement service providers	63,745	105,735
Prepayment for sales tax	46,623	63,303
Employee advances	6,288	9,892
Security and rental deposits	5,679	8,505
Other	17,857	26,188
	900,464	1,121,784

In accordance with the license agreements of World of Warcraft and StarCraft® II: Wings of Liberty®, the Company made the guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2011 and 2012. The guarantee amounts will be released to the Company when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2011 and 2012, prepayments for royalties representing prepaid royalties based on game cards activated but remaining unconsumed related to operations of games licensed from Blizzard.

In February 2009, the Company launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Company engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2011 and 2012, the Company had operating funds held by its third party online payment settlement service providers as shown above.

The amount of employee advances listed above included staff housing loan balances of RMB5.4 million and RMB9.1 million repayable within 12 months from December 31, 2011 and 2012, respectively (see Note 10 (b)). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2011 and 2012.

6.                        Short-term Investments

As of December 31, 2011 and 2012, the Group’s short-term investments consisted of held-to-maturity investments including fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2012, the effective yields of short-term investments ranged from 4.00% to 4.75% per annum (2011: 4.27% to 5.65% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2012
	Carrying Value	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities-fixed rate investments	953,035	—	953,035
Other short-term investments	120,504	—	120,504

	December 31, 2011
	Carrying Value	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities-fixed rate investments	993,606	—	993,606

During the years ended December 31, 2010, 2011 and 2012, the Company recorded investment income related to short-term investments of nil, RMB13.1million and RMB42.9 million in the consolidated statements of operations and comprehensive income, respectively.

7.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Building and decoration	534,375	564,001
Leasehold improvements	35,181	39,062
Furniture, fixtures and office equipment	42,432	47,628
Vehicles	7,167	10,095
Servers and computers	643,033	729,724
Software	37,853	38,182
Construction in progress	118,581	135,041
	1,418,622	1,563,733
Less: accumulated depreciation	(570,153)	(748,707)
Net book value	848,469	815,026

Depreciation expense was RMB153.3 million, RMB208.3 million and RMB184.2 million for the years ended 2010, 2011 and 2012, respectively.

The Company occupies a building in Guangzhou with floor space of approximately 20,000 square meters which was previously owned by a third party property developer. William Lei Ding, the Company’s Chief Executive Officer, Director and major shareholder, had previously paid a deposit of RMB62.4 million to the property developer and agreed to purchase the property from the land developer once the title is issued. The Company and Mr. Ding had negotiated with the property developer to return Mr. Ding’s deposit and grant the Company the right to purchase the property upon the title being issued. However, these negotiations were unsuccessful and the property developer was found to have mortgaged such property to the bank. In February 2009, the Company and Mr. Ding agreed that Mr. Ding would initiate certain arbitration proceedings against the property developer to demand that the developer discharge the mortgage and complete registration for the transfer of title to Mr. Ding. Following negotiations during the arbitration process, both parties entered into a settlement agreement on December 24, 2009. Under the settlement agreement, the Company made a payment of approximately RMB13.7 million to the land developer on behalf of Mr. Ding and the land developer completed the transfer of the entire property to Mr. Ding in January 2010.  By July 2010, Mr. Ding completed the transfer of his interest in the property to the Company at cost of RMB72.2 million. (see Notes 23). In addition, the Company incurred miscellaneous property-related transfer costs at a total of RMB8.4 million upon this property transfer which was capitalized as part of the property additions in 2010. As a result of the foregoing property transfer, the Company records its property interest in the Guangzhou office building at a total cost of RMB80.6 million during 2010.

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

During 2007, the Company started to construct a new research and development center in Hangzhou, China. Construction of the main building was completed in December 2010 and relevant depreciation began in January 2011. As of December 31, 2012, the accumulated capital expenditures in connection with the construction and renovation of this center were RMB431.9 million, excluding payment for the land use right, which was recorded separately (see Note 8). The Company does not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2012.

As of December 31, 2011 and 2012, Construction in progress balance mainly represented a prepayment of RMB110.9 million and RMB112.0 million, respectively for the construction of an office building in Beijing. All the related cost is capitalized in construction in progress to the extent they are incurred for the purposes of bringing the construction development to a usable state.

8.                        Land Use Right

The Company acquired the land use right in 2007 for the purpose of constructing a new research and development center in Hangzhou, China. Amortization of the land use right is made over the remaining term of the land use right period of 50 years from the date when the Company first obtained the land use right certificate from the local authorities. The land use right will be fully amortized by August 31, 2057.  The land use right is summarized as follows (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Cost	27,779	27,779
Incentive payment from Hangzhou local government	(15,000)	(15,000)
Accumulated amortization	(991)	(1,250)
Land use right, net	11,788	11,529

The total amortization expense for each of the years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB258,000. The estimated amortization expense for each of the five succeeding fiscal years is expected to be approximately RMB258,000 each year.

9.                        License Rights

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed game, which was commercially launched in China on April 6, 2011; Warcraft® III: Reign of Chaos™, a fantasy-themed strategy game; and Warcraft III: The Frozen Throne™, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses on an exclusive basis in China its Battle.net® platform which enables multiplayer interaction within these games and other online services. The term of these licenses will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial launch of StarCraft II: Wings of Liberty in China. On behalf of Shanghai EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) and US$6.0 million (RMB39.3 million) as initial license fee in 2008 and 2011, respectively, and started amortizing those prepaid license fees since April 2011.

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

Additionally, in April 2009, the Company paid Blizzard a 3-year license fee of US$30 million (RMB204.8 million) for the right to operate World of Warcraft. As World of Warcraft was commercially re-launched in September 2009, the Company started amortizing the prepayment for the license right over the license term which was fully amortized as of December 31, 2012. In March 2012, the Company and Blizzard agreed to extend the license of World of Warcraft for an additional 3 years from September 2012 with no additional initial license fees.

The foregoing license rights are summarized as follows (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Payment for license rights	271,582	271,582
Accumulated amortization	(172,304)	(221,266)
Impairment provision for license rights other than World of Warcraft	(50,316)	(50,316)
	48,962	—

The total amortization expense for the years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB68.2 million, RMB84.7 million and RMB49.0 million, respectively.

10.                 Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Investment in associated companies	33,482	34,323
Staff housing loans	14,004	26,529
Non-current deposits	9,747	17,704
Others	1,707	11,957
	58,940	90,513

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
31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, RMB2.8 million and RMB1.6 million, respectively, which were fully amortized as of December 31, 2012. Amortization expense of the above-mentioned intangible assets was approximately RMB1.0 million, RMB0.8 million and RMB3.4 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company recorded equity share of profits from associated companies totaling RMB1.1 million for the year ended December 31, 2010, equity share of losses of RMB1.2 million for the year ended December 31, 2011 and equity share of profits of RMB0.8 million for the year ended December 31, 2012, respectively.

(b)         The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed between 2.25% to 3.50% per annum for the years ended December 31, 2011 and 2012, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2011 and 2012 amounted to approximately RMB5.4 million and RMB9.1 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Ujia Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2011 and 2012 on their taxable income generated from operation in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

In March 2011, NetEase Beijing was also approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% for fiscal year 2010; the Company recorded the resulting income tax reduction in its consolidated financials in 2011. NetEase Beijing renewed the qualifications as HNTE in 2011 and enjoys the preferential enterprise income tax rate of 15% from 2011 to 2013.

Boguan renewed its HNTE qualification and enjoys a preferential tax rate of 15% from 2011 to 2013. Guangzhou Interactive renewed its HNTE qualification and enjoyed a preferential tax rate of 15% from 2010 to 2012. Guangzhou Information was recognized as Software Enterprise in 2009 and exempt from EIT for 2010 and 2011 and enjoyed a preferential tax rate of 12.5% in 2012.

NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011. NetEase Hangzhou renewed its qualification as HNTE in 2011 and enjoys the preferential enterprise income tax rate of 15% from 2012 to 2013.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. As 2010 was its first tax profit year, Hangzhou Langhe was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

Wangyibao was recognized as a Software Enterprise in 2011. It is exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015.

In March 2013, certain of our subsidiaries, including Boguan, were approved as Key Software Enterprises and enjoyed a preferential tax rate of 10% for fiscal years 2011 and 2012; the Company will record the resulting income tax reduction in its 2013 consolidated financials.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the increase to net income resulting from the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2010, 2011 and 2012 (in thousands except per share data):

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	376,720	559,032	503,045
Earnings per share effect, basic	0.12	0.17	0.15
Earnings per share effect, diluted	0.12	0.17	0.15

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current tax expense	335,827	435,198	723,210
Deferred tax expense (benefit)	8,619	(42,442)	(31,568)
Income tax expenses	344,446	392,756	691,642

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010	2011	2012
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	0.1	(0.1)	(1.0)
Effect due to overseas tax-exempt entities	2.1	1.4	1.2
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(12.9)	(15.5)	(11.8)
Change in valuation allowance	(0.9)	1.8	1.9
Income tax refund	—	(1.0)	—
Withholding income tax accrued for dividend (Note 11(d))	—	—	0.9
Effect of changes in the tax status	—	(0.7)	—
Effective income tax rate	13.4	10.9	16.2

As of December 31, 2012, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2013	33,733
Loss expiring in 2014	46,233
Loss expiring in 2015	57,569
Loss expiring in 2016	178,583
Loss expiring in 2017	252,783
568,901

Full valuation allowance was provided on the related deferred tax assets as the Company’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)                   Sales tax and cultural development fee

Sales tax includes business tax and value added tax.

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

During 2012, a pilot program of transition specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in certain provinces (“Pilot Program”). This round of Pilot Program starts with the “Transportation industry” and certain “Modern Service Industries”, which may possibly be extended to countrywide.  According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Accordingly, most of our subsidiaries and VIEs were in the Pilot Program and subject to VAT with tax rate of 6% from the original BT rate of 5%.

According to the prevailing tax regulation, urban maintenance and construction tax and education surcharges shall be collected based on VAT, consumption tax and BT of foreign-invested enterprises effective from December 1, 2010. The urban maintenance and construction tax rates shall be: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, and 1% for a taxpayer living in a place other than a city, county town or town. And the education surcharge rate and the local education surcharge is 3% and 2% respectively. As a result, the rate for urban maintenance and construction tax, education surcharge and local education surcharge applicable to the Company’s foreign-invested enterprises is 12%.

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2011 and 2012 (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	66,108	90,555
Accruals	56,364	83,864
	122,472	174,419
Less: valuation allowance	(10,482)	(30,490)
Total	111,990	143,929

Deferred tax assets - Non-current:
Depreciation of fixed assets	2,586	2,215
Impairment of license rights	12,579	7,021
Net operating tax loss carry forward	62,265	119,795
	77,430	129,031
Less: valuation allowance	(74,844)	(126,816)
Total	2,586	2,215

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

		Provision
	Balance at	(write-back)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2010	42,330	(23,705)	18,625
2011	18,625	66,701	85,326
2012	85,326	71,980	157,306

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

In November 2012, the Company’s Board of Directors determined to cause two PRC subsidiaries to distribute RMB800.0 million to its overseas parent company. Accordingly, the Company accrued income tax liabilities in the amount of RMB40.0 million for withholding taxes associated with this distribution plan.

After the above distribution plan, in the foreseeable future, the Company intends to reinvest all remaining undistributed earnings in PRC subsidiaries, except for StormNet IT SH in China. Hence, no other withholding tax is expected to be incurred. Accordingly, the unrecognized deferred tax liabilities as of December 31, 2011 and 2012 were approximately RMB493.0 million and RMB655.9 million, respectively.

12.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2011 and 2012 (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Sales tax	71,371	41,028
Withholding individual income taxes for employees	27,445	31,335
Enterprise income taxes	269,198	297,457
Others	23,755	19,645
	391,769	389,465

13.                Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2011 and 2012 (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
Customer deposits on Wangyibao accounts	267,372	382,029
Accrued fixed assets related payables	35,663	5,410
Marketing expenses	57,937	94,609
Royalty and consulting fee payments due to Blizzard	—	84,982
Server custody fees and telecommunication charges	27,136	31,694
RSU payables (see Note 2(n))	39,733	75,639
Option proceeds payable to employees	12,058	481
Professional fees	9,108	8,109
Accrued revenue sharing	10,014	11,463
Content cost	5,609	22,342
Others	33,490	47,715
	498,120	764,473

14.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

15.                Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2011 and 2012 (in thousands):

	December 31,	December 31,
	2011	2012
	RMB	RMB
RSU long-term payable (see Note 2(n))	63,690	99,768
Other	200	200
	63,890	99,968

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

17.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Company has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits for the years ended December 31, 2010, 2011 and 2012 (in millions):

	For the year ended December 31
	2010	2011	2012
	RMB	RMB	RMB
Contributions to medical and pension schemes	109.8	137.2	160.9
Other employee benefits	44.6	68.9	95.6
	154.4	206.1	256.5

18.                Share-based Compensation

(a)                  Description of stock option plan

According to a resolution of the Board of Directors of the Company in 2000, the Company adopted its 2000 Stock Incentive Plan which was amended and restated in 2001 (the 2000 Stock Incentive Plan).

According to resolutions of the Board of Directors and the shareholders of the Company in 2001, the 2000 Stock Incentive Plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” was suspended following a resolution of the Board of Directors dated March 25, 2002. The 2000 Stock Incentive Plan expired in February 2010.

(b)                  Restricted share units plan

In November 2009, the Company adopted a restricted share units plan for the Company’s employees, directors and consultants (the 2009 RSU Plan). The Company had reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the Board of Directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

(c)                   Share-based compensation expense

The Company recognizes share-based compensation cost in the consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the Company’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Cost of revenues	37,342	57,318	100,540
Selling and marketing expenses	8,123	11,357	13,368
General and administrative expenses	31,580	17,897	33,374
Research and development expenses	25,361	35,460	55,736
	102,406	122,032	203,018

As of December 31, 2012, total unrecognized compensation cost related to the unvested awards under the 2000 Stock Incentive Plan, adjusted for estimated forfeitures, was US$0.1 million (RMB0.6 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2012, the weighted average remaining vesting period was 0.88 year.

As of December 31, 2012, total unrecognized compensation related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$57.1 million (RMB355.9 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2012, the weighted average remaining vesting period was 2.90 years.

(d)                  Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The Company did not grant any stock options in 2010, 2011 and 2012. Refer to Note 2 (n) for the description of the bases the Company follows in the valuation of RSUs.

(e)                   Stock options and restricted share units award activities

The following table presents a summary of the Company’s stock options and RSUs award activities for the years ended December 31, 2010, 2011 and 2012:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2010	38,609	4,395	1,812	44,816	0.706
Exercised	(17,946)	(2,520)	—	(20,466)	0.641
Expired/forfeited	(3,294)	—	—	(3,294)	0.728
Outstanding at December 31, 2010	17,369	1,875	1,812	21,056	0.767

Outstanding at January 1, 2011	17,369	1,875	1,812	21,056	0.767
Exercised	(13,664)	(1,875)	—	(15,539)	0.728
Expired/forfeited	(63)	—	—	(63)	0.728
Reclassification due to position change	875	—	(875)	—	—
Outstanding at December 31, 2011	4,517	—	937	5,454	0.877

Outstanding at January 1, 2012	4,517	—	937	5,454	0.877
Exercised during the year	(3,992)	—	(937)	(4,929)	0.794
Outstanding at December 31, 2012	525	—	—	525	1.659

For the year ended December 31, 2012, no stock options expired and forfeited.

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Granted during 2010	9,138	—	720	9,858
Forfeited during 2010	(758)	—	—	(758)
Outstanding at December 31, 2010	8,380	—	720	9,100

Outstanding at January 1, 2011	8,380	—	720	9,100
Granted	12,854	4,368	580	17,802
Vested	(5,024)	(290)	(720)	(6,034)
Forfeited	(3,838)	(2,378)	—	(6,216)
Outstanding at December 31, 2011	12,372	1,700	580	14,652

Outstanding at January 1, 2012	12,372	1,700	580	14,652
Granted	18,451	—	265	18,716
Vested	(8,390)	—	(290)	(8,680)
Forfeited	(1,973)	(1,700)	(290)	(3,963)
Outstanding at December 31, 2012	20,460	—	265	20,725

The following table presents the total intrinsic value of options exercised and the total fair value of RSUs on vesting dates for the years ended 2010, 2011 and 2012, respectively:

	Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2010	18.2	120.2
2011	17.2	111.2
2012	6.3	39.1

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2010	Note (a) below	Note (a) below
2011	11.0	71.2
2012	18.6	115.8

Note (a): The Company made its first award of RSUs in 2010, and none of such awards vested in 2010.

The following table presents the weighted average remaining contractual life for the options and RSUs outstanding as of December 31, 2012:

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Life	Price
	(in thousands)	Years	US$	(in thousands)	Years	US$
Stock Options
US$1.659	525	1.88	1.659	306	1.88	1.659
	525	1.88	1.659	306	1.88	1.659
Restricted Share Units
Performance-based settled in stock	531	2.17	n/a	n/a	n/a	n/a
Time-based-settled in stock/cash	28,934	3.45	n/a	n/a	n/a	n/a
Time-based-settled in stock	20,725	3.18	n/a	n/a	n/a	n/a
	50,190	3.32	n/a	n/a	n/a	n/a

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2012 was US$0.02 million and US$0.01 million, respectively. The intrinsic value was calculated as the difference between the Company’s closing stock price of US$42.53 per ADS, or US$1.7012 per ordinary share as of December 31, 2012, and the exercise price of the underlying options as of that date.

The aggregate intrinsic value of RSUs outstanding as of December 31, 2012 was US$82.9 million. The intrinsic value was calculated based on the Company’s closing stock price of US$42.53 per ADS, or US$1.7012 per ordinary share as of December 31, 2012.

It is the Company’s policy to issue new shares upon share option exercise and vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 258,789,450 as of December 31, 2012.

19.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010	2011	2012
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	2,235,772	3,234,264	3,637,452

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,246,426	3,265,550	3,282,663
Dilutive effect of employee stock options and restricted share units	15,460	11,154	5,667
Weighted average number of ordinary shares outstanding, diluted	3,261,886	3,276,704	3,288,330
Net income per share, basic (RMB)	0.69	0.99	1.11
Net income per share, diluted (RMB)	0.69	0.99	1.11

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2010, 2011 and 2012, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share was approximately 5.0 million shares, 9.6 million shares and 4.2 million shares, respectively.

20.                Commitments and Contingencies

(a)                  Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2012, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2013	47,193	24,003	87,197	51,524	209,917
2014	16,188	1,544	—	5,015	22,747
2015	4,134	289	—	1,078	5,501
2016	2,162	289	—	997	3,448
Beyond 2016	14,295	96	—	837	15,228
	83,972	26,221	87,197	59,451	256,841

For the years ended December 31, 2010, 2011 and 2012, the Company incurred rental expenses in the amounts of approximately RMB42.2 million, RMB50.5 million and RMB59.8 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform, as described in Note 9 above. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China in April 2011.  In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in mainland China for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period to another three-year period commencing from September 2012. Under these license agreements, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned two license contracts, the Company has incurred an overall commitment totaling approximately RMB3.5 billion. As of December 31, 2012, the Company’s outstanding commitments under the two license contracts totaled RMB1,123.9 million which can be summarized as follows (in millions):

RMB
2013	636.7
2014	401.9
2015	85.3
Total	1,123.9

Furthermore, under a license agreement entered into in November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Blizzard All-Stars in the PRC for a period of three years from the game’s commercial release. The Company expects to incur a commitment totaling approximately RMB375.9 million (US$60.3 million), including royalty, consultancy fees to Blizzard and minimum marketing expenditure.

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the three license agreements with Blizzard in the aggregate amount of up to approximately RMB218.0 million over the remaining term of licenses as of December 31, 2012. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

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

21.                Dividends

On November 13, 2012, the Company’s Board approved a special cash dividend of US$1.00 per ADS in order to give value back to shareholders. The special cash dividend amounting to RMB815.4 million (US$130.8 million) was payable to shareholders of record as of January 15, 2013 and was paid on January 18, 2013.

22.                Share Repurchase Programs

The Company’s Board has approved five share repurchase programs prior to 2012 which authorized management to repurchase the Company’s ordinary shares to enhance shareholder value. On November 13, 2012, the Company’s Board approved a new share repurchase program authorizing management to repurchase up to US$100 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed twelve months. The timing and actual number of shares subject to repurchase were at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The share repurchase program specified a maximum dollar value of shares subject to repurchase and had an expiration date and could have been limited or terminated at any time without prior notice.

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

As of December 31, 2012, the Company had repurchased 1.66 million ADSs (equivalent to 41.50 million ordinary shares) for consideration amounting to approximately US$67.2 million pursuant to the above referenced new share repurchase program, which were recorded as treasury stock pending cancellation.

23.                Related Party Transactions

As explained in Note 7, by July 2010, Mr. Ding completed the transfer of his interest in the Guangzhou property to the Company at cost of RMB72.2 million.

24.                Segment Information

(a)                  Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on this organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. The Company has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; and 3) E-mail, Wireless Value-added Services and Others.

(b)                  Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2010, 2011 and 2012. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2010, 2011 and 2012 (in thousands).

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Total revenues:
Online game services	4,944,439	6,552,431	7,287,063
Advertising services	633,209	795,422	850,157
E-mail, wireless value-added services and others	82,141	124,898	242,741
Total revenues	5,659,789	7,472,751	8,379,961

Sales tax expense (Note 11(b)):
Online game services	(89,937)	(103,824)	(86,478)
Advertising services	(60,551)	(75,349)	(82,680)
E-mail, wireless value-added services and others	(1,632)	(2,926)	(9,847)
Total Sales taxes	(152,120)	(182,099)	(179,005)

Net revenues:
Online game services	4,854,502	6,448,607	7,200,585
Advertising services	572,658	720,073	767,477
E-mail, wireless value-added services and others	80,509	121,972	232,894
Total net revenues	5,507,669	7,290,652	8,200,956

Cost of revenues:
Online game services	(1,378,018)	(1,859,176)	(1,872,734)
Advertising services	(312,921)	(380,201)	(474,165)
E-mail, wireless value-added services and others	(107,902)	(132,911)	(231,168)
Total cost of revenues	(1,798,841)	(2,372,288)	(2,578,067)

Gross profit (loss):
Online game services	3,476,484	4,589,431	5,327,851
Advertising services	259,737	339,872	293,312
E-mail, wireless value-added services and others	(27,393)	(10,939)	1,726
Total gross profit	3,708,828	4,918,364	5,622,889

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

25.                Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Time deposits-short term	13,098,661	13,098,661	—
Time deposits-long term	490,000	490,000	—
Held-to-maturity securities-fixed rate investments	953,035	—	953,035
Other short-term investments	120,504	—	120,504
Total	14,662,200	13,588,661	1,073,539

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Liquid investments within 3 months (1)	153,853	153,853	—
Time deposits-short term	9,704,777	9,704,777	—
Held-to-maturity securities-fixed rate investments	993,606	—	993,606
Total	10,852,236	9,858,630	993,606

For other financial assets and liabilities with carrying values that approximate fair value. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

(1)                  Included in cash and cash equivalents on the Company’s consolidated balance sheets.

26.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2.6 billion or 17% of the Company’s total consolidated net assets as of December 31, 2012. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings in associated companies in the consolidated retained earnings due to losses incurred by them.