Form 20-F
period 2013-12-31
NetEase, Inc.
filed 2014-04-24
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

3,250,283,956 ordinary shares, par value US$0.0001 per share.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013.

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

A.                         Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Revenues:
Online game services	3,368,689	4,944,439	6,552,431	7,287,063	8,308,618	1,372,486
Advertising services	383,560	633,209	795,422	850,157	1,094,623	180,819
E-mail, wireless value-added services and others	71,202	82,141	124,898	242,741	368,014	60,792
	3,823,451	5,659,789	7,472,751	8,379,961	9,771,255	1,614,097
Sales tax expense	(66,504)	(152,120)	(182,099)	(179,005)	(575,080)	(94,996)
Net revenues	3,756,947	5,507,669	7,290,652	8,200,956	9,196,175	1,519,101

Cost of revenues	(972,374)	(1,798,841)	(2,372,288)	(2,578,067)	(2,478,516)	(409,422)
Gross profit	2,784,573	3,708,828	4,918,364	5,622,889	6,717,659	1,109,679

Operating expenses:
Selling and marketing expenses	(351,661)	(656,976)	(849,205)	(906,707)	(1,093,612)	(180,652)
General and administrative expenses	(165,205)	(189,621)	(280,227)	(286,223)	(349,832)	(57,788)
Research and development expenses	(244,272)	(317,929)	(465,490)	(718,315)	(921,618)	(152,240)
Total operating expenses	(761,138)	(1,164,526)	(1,594,922)	(1,911,245)	(2,365,062)	(390,680)

Operating profit	2,023,435	2,544,302	3,323,442	3,711,644	4,352,597	718,999
Other income (expenses):
Investment income	354	290	14,128	43,770	37,255	6,154
Interest income	128,168	141,001	258,053	423,634	506,181	83,615
Exchange gains (losses)	9,617	(89,488)	(79,058)	(554)	(15,348)	(2,535)
Other, net	(10,934)	(19,634)	99,164	99,718	95,136	15,715
Income before tax	2,150,640	2,576,471	3,615,729	4,278,212	4,975,821	821,948
Income tax	(313,861)	(344,446)	(392,756)	(691,642)	(530,603)	(87,650)

Net income	1,836,779	2,232,025	3,222,973	3,586,570	4,445,218	734,298

Add: Net loss (income) attributable to noncontrolling interests	13,657	3,747	11,291	50,882	(1,308)	(216)
Net income attributable to NetEase, Inc.’s shareholders	1,850,436	2,235,772	3,234,264	3,637,452	4,443,910	734,082

Comprehensive income	1,836,779	2,232,025	3,222,973	3,586,570	4,445,218	734,298
Add: Comprehensive loss (income) attributable to noncontrolling interests	13,657	3,747	11,291	50,882	(1,308)	(216)
Comprehensive income attributable to NetEase, Inc.’s shareholders	1,850,436	2,235,772	3,234,264	3,637,452	4,443,910	734,082
Cash dividend per share	—	—	—	0.25	—	—

Net income attributable to NetEase, Inc.’s shareholders per share, basic	0.57	0.69	0.99	1.11	1.37	0.23
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	0.57	0.69	0.99	1.11	1.36	0.23
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	14.34	17.22	24.76	27.70	34.21	5.65
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	14.24	17.14	24.68	27.65	34.12	5.64
Weighted average number of ordinary shares outstanding, basic	3,225,250	3,246,426	3,265,550	3,282,663	3,247,874	3,247,874
Weighted average number of ADS outstanding, basic	129,010	129,857	130,622	131,307	129,915	129,915
Weighted average number of ordinary shares outstanding, diluted	3,248,983	3,261,886	3,276,704	3,288,330	3,256,297	3,256,297
Weighted average number of ADS outstanding, diluted	129,959	130,475	131,068	131,533	130,252	130,252
Share-based compensation cost included in:
Cost of revenues	9,021	37,342	57,318	100,540	165,708	27,373
Selling and marketing expenses	2,323	8,123	11,357	13,368	17,967	2,968
General and administrative expenses	9,861	31,580	17,897	33,374	48,350	7,987
Research and development expenses	10,180	25,361	35,460	55,736	74,283	12,271
	31,385	102,406	122,032	203,018	306,308	50,599

Other Financial Data:
Capital expenditures	407,727	297,980	410,120	178,654	218,936	36,166
Net cash provided by/(used in):
Operating activities	2,094,495	2,854,954	4,072,948	4,224,290	5,235,890	864,908
Investing activities	(1,907,584)	(2,621,162)	(3,208,233)	(4,454,038)	(5,453,279)	(900,817)
Financing activities	40,533	24,139	73,544	(390,230)	86,848	14,346

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalent	1,041,290	1,285,137	2,214,618	1,590,769	1,458,298	240,894
Time deposits	5,975,378	8,193,972	9,704,777	13,098,661	16,625,468	2,746,332
Property, equipment and software, net	557,756	755,778	848,469	815,026	872,113	144,063
Total assets	8,803,469	11,586,662	15,444,931	19,277,956	24,546,330	4,054,765
Total current liabilities	1,377,925	1,828,227	2,282,577	3,576,502	4,233,184	699,273
Total long-term liabilities	200	34,797	63,890	99,968	144,883	23,933
Working capital (Note 2)	6,594,637	8,798,668	12,191,609	14,292,171	18,564,579	3,066,649
Total shareholders’ equity	7,425,344	9,723,638	13,098,464	15,601,486	20,168,263	3,331,559

Note 1:                                                    See the section titled “Exchange Rate Information” below.

Note 2:                                                    Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.0537 on the last trading day of 2013 (December 31, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 11, 2014 was US$1.00: RMB6.2111. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2013 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2009, 2010, 2011, 2012 and 2013.

Year	Renminbi Average(1)
2009	6.8295
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2013	6.1209	6.0815
November 30, 2013	6.0993	6.0903
December 31, 2013	6.0923	6.0537
January 31, 2014	6.0600	6.0402
February 28, 2014	6.1448	6.0591
March 31, 2014	6.2273	6.1183

B.                         Capitalization and Indebtedness

Not applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

D.                         Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 83.6%, 82.3% and 77.5% of our total net revenues in 2011, 2012 and 2013, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing games, known as MMORPGs, including New Westward Journey Online II, Fantasy Westward Journey II, Tianxia III, Ghost II, Heroes of Tang Dynasty II, as well as World of Warcraft®, a game licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 83.6%, 82.3% and 77.5% of our total net revenues in 2011, 2012 and 2013, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our time-based games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2013, we released New Westward Journey Online II, Fantasy Westward Journey II and Ghost II, each of which is a comprehensive upgrade that builds on the strong user base of its respective predecessor, Westward Journey Online II, Fantasy Westward Journey and Ghost. We also introduced new expansion packs for Tianxia III and Heroes of Tang Dynasty II.  In addition, we engaged celebrity spokespersons to promote certain of our games in 2013.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China is transitioning from 2D to 3D games, with numerous new 2.5D and 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 2.5D and 3D games and software components for such games, and we cannot assure you that such games will be successful. We commercially launched Legend of Fairy and Tianxia III in 2011, Kung Fu Master and Heroes of Tang Dynasty II in 2012, as well as Dragon Sword and The Legend of Tibet in 2013, all of which are 2.5D or 3D MMORPGs. We are also exploring other game genres. For example, since 2013, we have commercially launched Heroes of Three Kingdoms, a 3D multiplayer online battle arena, or MOBA game, and Blizzard Entertainment’s Hearthstone™: Heroes of Warcraft™, a free-to-play digital strategy card game, and are currently testing a first person shooter game. In addition, web-based games, social networking games and mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we have started to develop games that can be operated on mobile devices. For example, we commercially launched the accompanying mobile version of Fantasy Westward Journey II in 2013, which has extended the reach of our game from the PC to mobile platforms. Each of our new games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft® II: Wings of Liberty® and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In addition, Blizzard agreed to license StarCraft® II: Heart of Swarm®, Heroes of the Storm™ (previously named as Blizzard All-Stars) and Hearthstone: Heroes of Warcraft to Shanghai EaseNet for operation in the PRC in July 2011, November 2012 and July 2013, respectively. Shanghai EaseNet commercially launched World of Warcraft in 2009, StarCraft II: Wings of Liberty in 2011, StarCraft II: Heart of Swarm in 2013 and Hearthstone: Heroes of Warcraft in 2014 after receiving the relevant government authorities’ approvals.  For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” We have limited experience in licensing online games from third parties and working with Blizzard. If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate or fail to renew the license and joint venture agreements with us, which in either case could harm our operating results and business. Moreover, the success of our arrangements with Blizzard depends on the popularity of the games licensed to us by it in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by Blizzard over which we have no control. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

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

Strategic alliances with key players in the online game industry and other related industry sectors form part of our strategy to expand our portfolio of online games. For example, starting in August 2008, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet for operation in the PRC. We have also formed a joint venture with Blizzard to provide technical services to Shanghai EaseNet. However, our ability to grow through future alliances, including through joint ventures, will depend on the availability of suitable partners at reasonable terms, our ability to compete effectively to attract these partners, the availability of financing to complete larger joint ventures, and our ability to obtain any required governmental approvals. Further, the benefits of an alliance may take considerable time to develop, and we cannot be certain that any particular alliance will produce its intended benefits.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, precipitated a global economic slowdown, including a slowdown in the rate of economic growth in China during several quarters since 2008. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. The uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy has had and may continue to have an adverse effect on our business. While there have been signs of economic recovery in the world’s major economies, there can be no assurance that the economic recovery may be sustained or that China’s growth rate will not slow further. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

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

If we suspect a player of installing cheating programs on our online games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and portal. Such activities to regulate the behavior of our users are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 10.7% of our total net revenues for 2013, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Holdings Limited, or Tencent, Alibaba.com Limited, or Alibaba, Youku Tudou Inc., or Youku, and other new entrants such as Qihoo 360 Technology Co. Ltd., or Qihu, Phoenix New Media Limited, or iFeng.com as well as virtual portals such as SouFun Holdings Ltd. and Autohome Inc. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

In 2009, as competition intensified for advertising services, we restructured our portal business operations and launched other new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. In addition, to increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we have been focusing on high profile sporting events, including a recently announced partnership with the national football teams of Brazil and Spain to broadcast the 2014 World Cup on our portal and our mobile news application, NetEase News App.  We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

If the Internet does not become more widely accepted as a medium for advertising in China, our ability to generate increased revenue will be negatively affected.

If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G, 4G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Our joint venture to operate a social instant messaging application may not succeed.

We established a new joint venture in 2013 with China Telecom Corporation Limited, or China Telecom, to develop and operate YiChat, a new proprietary social instant messaging application for smartphones. As our social instant messaging application business has a limited operating history, there is limited information upon which you can evaluate its prospects and we may not be able to successfully develop it into one of our primary businesses or to successfully compete against more established social instant messaging applications in China such as Tencent’s WeChat. Furthermore, as part of this new business venture, we need to incur costs to continue to develop and improve our technology, human resources, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage or grow this new business, and any failure to do so may materially and adversely affect our business, financial condition and results of operations.

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

If we fail to establish and maintain relationships with content providers, we may not be able to attract traffic to the NetEase websites and mobile apps.

We rely on a number of third party relationships to attract traffic and provide content in order to make the NetEase websites and mobile apps more attractive to users and advertisers. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. Some content providers have increased the fees they charge us for their content. This trend could increase our costs and operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Moreover, our agreements with content providers are usually non-exclusive, although some of our competitors have been entering into exclusive arrangements for certain content, particularly online video content. If we are not able to renew our agreements with content providers or our competitors obtain exclusive rights to content which we wish to offer on the NetEase websites and mobile apps, the attractiveness of our portal to users will be severely impaired. Also, if other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

We expect that the increasing popularity of online video content among Internet users in China will increase our costs in future periods because it requires significant bandwidth to deliver and will likely necessitate our investments in new video streaming technology.

We believe that online video content is becoming increasingly popular among Internet users in China and that we will need to offer a wide range of video content on the NetEase websites and mobile apps to attract users. Although advances in video compression technology have allowed reductions in the bandwidth required to deliver video content, such content still requires significantly more bandwidth than the other forms of content we offer on the NetEase websites and mobile apps. To enable users to access our video content quickly and reliably and remain competitive with other Internet portals in China and elsewhere, we anticipate that we will be required to invest in new video streaming technologies, including technologies developed by third parties. Currently, we obtain technology service support from certain technology companies in providing video content on our websites and mobile apps in exchange of our advertising services. If we are unable to continue such exchange of services or pass on such increased costs to users, our costs will increase which could materially adversely affect our business and profitability.

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, and certain other affiliated entities and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Guangzhou NetEase and certain other affiliated companies are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. Specifically, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games, e-mail and wireless value-added and other fee-based premium services, its wholly-owned subsidiary, Wangyibao Co., Ltd., or Wangyibao, as the operator of our Wangyibao online payment platform, and the two majority-owned subsidiaries of Guangzhou NetEase, namely, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, as a search-related business operator, and Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, as an advertising firm, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2013, approximately 44.8% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

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

Effective as of January 1, 2008, the Chinese government adopted the Enterprise Income Tax Law, as further clarified by subsequent tax regulations implementing the new income tax law, which unified the enterprise income tax rates payable by domestic and foreign-invested enterprises at 25.0%. Preferential tax treatments continue to be granted to entities that conduct business in encouraged sectors and to entities that are classified as “High and New Technology Enterprises”, or HNTEs, or “Software Enterprises” or “Key Software Enterprises”, whether such entities are foreign invested enterprises or domestic companies.

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or a “Key Software Enterprise.” For example, NetEase Beijing, Boguan and NetEase Hangzhou were quantified as HNTEs and enjoyed a preferential tax rate of 15.0% from 2011 to 2013.  Furthermore, in 2013, all three of these entities were approved as “Key Software Enterprises” and enjoyed preferential tax rates of 10.0% from 2011 to 2014. We have recorded the resulting income tax benefit from 2011 to 2013 in our consolidated financial statements in 2013. See Item 5.A. “Operating Results — Income Taxes.”

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2013. Please refer to Item 15 “Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

If we are a PFIC in any year with respect to a U.S. Holder (as defined below), the U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs. In addition, if we are a PFIC certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs with respect to taxable years ending on or after December 31, 2013.  U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

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

If a recent initial decision rendered by the Administrative Law Judge (the “ALJ”) in administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, becomes final, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC’s review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs and ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA

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

We cannot be certain, however, that we or our affiliates will be granted renewals of existing licenses or any other additional license, permit or clearance we may need now or in the future. Moreover, we cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our services. There are substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. The PRC government may issue new interpretations of the regulations regarding supervision of the information industry from time to time.  Any failure to obtain or maintain the licenses required to operate our businesses could have a material adverse effect on our business, results of operations and financial condition.

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

We may be required under recently issued rules and regulations or by relevant government authorities to obtain governmental authorizations and approvals for providing e-commerce services related to third-party lottery products, which, if unattainable, may adversely affect our e-commerce business.

We provide certain e-commerce services related to third-party lottery products. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, an approval from the MOF is required for conducting an online lottery sales business.  On January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. The Lottery Implementation Rules became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the approval of the Ministry of Finance, or MOF, and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allow online lottery sales after obtaining an approval from the MOF. However, there are no associated implementation rules. Under these newly issued rules or regulations, it is currently unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. We intend to apply for this approval if we are required to do so under any newly issued rules or regulations or by relevant government authorities. However, if we fail to obtain such approval if and when we are required to do so, we may be subject to regulatory penalties for lack of such approval, and our e-commerce business may be adversely affected.

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

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, website operators and providers of Web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihu, iFeng.com, Youku and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2013 Revision). We changed our name from “NetEase.com, Inc.” to “NetEase, Inc.” with effect from March 29, 2012 after its approval at our extraordinary general meeting of shareholders held on the same day. We believe that the change of name would more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services. Our principal executive offices are located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2013 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for the construction of our new office building in Beijing, China, for a total of approximately RMB218.9 million (US$36.2 million). Our principal capital expenditures for 2012 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for office renovations, furniture and fixtures, for a total of approximately RMB178.7million. Our principal capital expenditures for 2011 consisted mainly of costs incurred for the construction of a new office building in Beijing, China (including costs for obtaining land use right and preparing the land for future construction), office renovations, furniture and fixtures, the acquisition of new servers in connection with the operation of our self-developed games and Blizzard’s World of Warcraft and StarCraft II: Wings of Liberty, as well as investment in the expansion and upgrade of our mailbox infrastructure, for a total of approximately RMB410.1 million.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalties and consultancy fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2013, we had capital expenditure commitments of RMB3.5 million (US$0.6 million) for 2014 which primarily consist of commitments made in connection with the construction of a new office building in Beijing and the purchase of computer equipment. Our capital expenditures in 2013 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

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

Online Games Services

Our online games business primarily focuses on offering massively multi-player online games, more specifically role-playing games, to the Chinese market. These MMORPGs, as they are commonly known, are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. A majority of our revenues come from our in-house games that use the time-based model, like New Westward Journey Online II, Fantasy Westward Journey II and from World of Warcraft and StarCraft II: Wings of Liberty, which also use the time-based model. We commercially launched our first item-based online game, Tianxia II, in June 2008 and subsequently launched several other item-based MMORPG games, including Tianxia III, a comprehensive upgrade of Tianxia III, Ghost II, New Fly for Fun, Kung Fu Master, Legend of Fairy, Heroes of Tang Dynasty II, and The Legend of Tibet as well as Dragon Sword. We plan to launch other new games using the item-based revenue model in the future.

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

Our Portal

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories—content, community and communication. Our wide range of content appeals to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences between the ages of 23 and 35. We are continually working to reinforce our leadership position through premium content and service development and innovation.  In particular, China’s Internet sector is quickly transitioning from PC to mobile platforms. We believe there are significant opportunities to explore new revenue streams related to the mobile Internet market. We have been proactively migrating our PC products onto mobile across our different business units.

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including micro-blogging, blogging, photo album, instant messaging, online personal advertisements, open courses (NetEase Open Courses), mobile news applications (NetEase News App) and community forums.

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

Advertising Services

Our large and growing user base attracts well-known advertisers to our web sites. The various content channels and wide range of online services offered through our Internet portal forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users. Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities. We mainly charge advertisers on a per diem fixed fees basis, and we also adopted a Cost Per Impression, or CPM, pricing model for certain of our advertisers at their request. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within our website. Discounts from standard rates are typically provided for higher-volume, longer-term advertising contracts, and may be provided for promotional purposes.

E-mail, Wireless Value-Added Services and Others

As one of the largest e-mail services provider in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. We also offer a wide range of wireless value-added services, as well as e-commerce related services, such as Caipiao, our e-commerce services related to third-party lottery products, Wangyibao, our online payment platform, Baoxian, our online insurance service platform, EaseRead, our e-reading apps, Huatian, our matchmaking services, Cloud Music, our online music social network, Yinxiangpai, our personalized photo-based products, and game-related accessories to our users.

Partnership with China Telecom Corporation Limited, or China Telecom

In August 2013, we invested RMB200.0 million (US$33.0 million) to establish a joint venture with China Telecom in which we hold a minority ownership stake. The joint venture operates “YiChat”, a proprietary social instant messaging application for smart phones. YiChat differentiates itself from other social instant messaging applications through the integration of various unique technologies.  Among its specially developed and distinctive features, YiChat offers proprietary environmental noise reduction technology, high-quality photo messaging and various original stickers and emoticon designs. Our strategic joint venture with China Telecom aims to provide a superior social instant messaging application for smart phone users. This partnership signals the start of our entry into the mobile instant messaging space and is the one of the key components of our mobile Internet strategy.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-mail, wireless value-added and other services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase and Guangyitong Advertising, which is a majority-owned subsidiary of Guangzhou NetEase. Under the contracts, we provide our Internet, e-mail and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising and they operate the NetEase websites and the online advertising business. Guangzhou NetEase has another majority-owned subsidiary, Youdao Computer, a search-related business operator, and a wholly-owned subsidiary, Wangyibao, the operator of our Wangyibao online payment platform.  For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Guangzhou NetEase is 90.0% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 10.0% owned by his brother, Bo Ding. Guangyitong Advertising is 80.0% owned by Guangzhou NetEase and 20.0% owned by Bo Ding. Youdao Computer is 71.5% owned by Guangzhou NetEase and 28.5% owned by individuals who are employees of Youdao Computer. Wangyibao is 100.0% owned by Guangzhou NetEase. We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising, Youdao Computer or Wangyibao.

As a result of our contractual arrangements with these companies, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in them. They are therefore considered our variable interest entities, and we consolidate the results of operations of these VIEs and their subsidiaries in our historical consolidated financial statements. See also Item 5 “Operating and Financial Review and Prospects.” Hangzhou Leihuo Network Co., Ltd. is also a VIE of our company, but it has not been fully operational since its formation in April 2009.

Any violations by Guangzhou NetEase or Guangyitong Advertising of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us, and with us. The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and provides technical services to Shanghai EaseNet.

Lede.com, Inc. (previously named Ujia.com, Inc.), or Lede Cayman, Lede (Hong Kong) Limited (previously named Ujia (Hong Kong) Limited), or Lede Hong Kong, and Lede Technology Co., Ltd., or Lede Technology, were established by us in the second half of 2011. Lede Technology now operates our e-commerce business together with Ujia E-commerce Co., Ltd., or Ujia E-commerce, which was formed in August 2011 as a VIE company.

We established Zhejiang Weiyang Technology Co., Ltd., or Zhejiang Weiyang, in March 2010 to operate a swine raising business in Zhejiang Province, China.  We are in the process of constructing the swine farm.

In 2012, we established NetEase Media, Inc., or Media Cayman, NetEase Media (Hong Kong) Limited, or Media Hong Kong, and its PRC subsidiary NetEase Media Technology (Beijing) Co., Ltd., or Media Beijing. Since October 2013, Media Beijing has provided technical support and consulting services to Guangyitong Advertising for the operation of our portal business pursuant to a cooperation agreement.

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

In 2013, we launched several comprehensive upgrades for our existing major games, including Fantasy Westward Journey II for Fantasy Westward Journey, New Westward Journey Online II for Westward Journey Online II, New Westward Journey Online III for Westward Journey Online III, and Ghost II for Ghost.  Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey II, New Westward Journey Online II, Ghost II, Tianxia III , and Heroes of Tang Dynasty II. These games are MMORPGs set in classical Chinese-themed fantasy worlds. The following table sets forth these and certain of our other major MMORPG games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
New Fly for Fun	3D MMORPG, cartoon-style flying theme	Item-Based	October 2008	July 2013
Legend of Fairy	2.5D MMORPG, European-style fairy setting	Item-Based	May 2011	December 2013
Tianxia III	3D MMORPG, classical Chinese setting	Item-Based	October 2011	December 2013
Kung Fu Master	2.5D MMORPG, classical Chinese setting	Item-Based	July 2012	October 2013
Heroes of Tang Dynasty II	2.5D MMORPG, classical Chinese setting	Item-Based	November 2012	November 2013
Ghost II (a comprehensive upgrade of Ghost)	2.5D MMORPG, classical Chinese setting	Item-Based	April 2013	September 2013
New Westward Journey Online III (a comprehensive upgrade of Westward Journey Online III)	2D MMORPG, classical Chinese setting	Time-Based	May 2013	September 2013
Fantasy Westward Journey II (a comprehensive upgrade of Fantasy Westward Journey)	2D MMORPG, classical Chinese setting	Time-Based	July 2013	—
New Legend of Westward Journey (previously named Warsong of Westward Journey)	2D MMORPG, classical Chinese setting	Item-Based	August 2013	—
Dragon Sword	2.5D MMORPG, classical Chinese setting	Item-Based	August 2013	—
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	Time-Based	September 2013	—
The Legend of Tibet	2.5D MMORPG, classical Chinese setting	Item-Based	November 2013	—

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

Other than those aforementioned comprehensive upgrades, we periodically develop and release expansion packs, which expand game content and gameplay features for previously launched games. These periodic expansion packs are designed to retain the interest of existing users and to attract new users. The timing and success of periodic expansion packs have a strong influence on the popularity and profitability of online games.

In addition to those MMORPGs as mentioned above, we have also commercially launched Heroes of Three Kingdoms, a 3D item-based MOBA game, in April 2013, and are currently testing a first person shooter game.

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2013, our company employed approximately 1,615 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 761 personnel provided customer service support for World of Warcraft.

User Fees

Users of our time-based games, such as New Westward Journey Online II, Fantasy Westward Journey II and New Westward Journey Online III, pay fees according to the amount of time they play the games, which was RMB0.40 (US$0.06) per hour for each game in 2012 and increased to RMB0.60 (US$0.10) per hour in February 2013. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty II, New Legend of Westward Journey, Ghost II, Kung Fu Master, Dragon Sword and The Legend of Tibet, we charge users a separate fee for each virtual item purchased within the games.

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

Revenues from our online games accounted for 88.4%, 87.8% and 85.5% of our total net revenues in 2011, 2012 and 2013, respectively.

Mobile and Other Games

Web-based games, social networking games and mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are exploring the possibility of developing games that can be operated on mobile devices. For example, we have commercially launched an accompanying mobile version of Fantasy Westward Journey in July 2013. This mobile version has extended the reach of our game from the PC to mobile platforms.  We are also currently operating three other mobile games.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed strategy game, which was commercially launched in April 2011, and its first expansion pack, StarCraft II: Heart of Swarm, in July 2013; Warcraft® III: Reign of Chaos®, a fantasy-themed strategy game; and Warcraft® III: The Frozen Throne®, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net® platform, which enables multiplayer interaction within these games and other online services. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. Shanghai EaseNet, as licensee of the games, has paid to Blizzard an aggregate amount of RMB66.8 million (US$10.0 million) as license fee.  Blizzard and Shanghai EaseNet are in the process of discussing a possible extension to the term of the StarCraft II series license agreement.

In April 2009, Shanghai EaseNet paid Blizzard a three-year license fee of RMB204.8 million (US$30.0 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade®), its second expansion pack, Wrath of the Lich King®, its third expansion pack, Cataclysm®, and its fourth expansion pack, Mists of Pandaria®, in September 2009, August 2010, July 2011 and October 2012, respectively. Shanghai EaseNet’s license to operate World of Warcraft in the PRC originally had a three-year term from September 2009. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term for an additional three years commencing from September 2012.

In November 2012, Shanghai EaseNet obtained the right to operate Heroes of the Storm (previously named Blizzard All-Stars) in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. Heroes of the Storm has not been commercially launched yet in China.

In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone: Heroes of Warcraft in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014.

With respect to the certain license agreements with Blizzard, Shanghai EaseNet is required to pay license fees (except Heroes of the Storm and Hearthstone: Heroes of Warcraft for which no license fees are required to be paid), royalties and consultancy fees to Blizzard for the games. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments (including an additional commitment in connection with the three-year extension of the World of Warcraft license) amount to approximately RMB4.0 billion (US$0.7 billion) over the terms of the agreements. As of December 31, 2013, our outstanding commitments under the license agreements with respect to the StarCraft II series, World of Warcraft and Hearthstone: Heroes of Warcraft totaled RMB670.0 million (US$110.7 million). In addition, we expect to incur a commitment under the license agreement with respect to Heroes of the Storm totaling approximately RMB375.9 million (US$62.1 million) after its commercial launch. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

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

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment, science and information technology. Our mobile news application, NetEase News App, has achieved over 200 million installations as of December 31, 2013.

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

•                                Matchmaking and Others. We offer a large number of other community services including online matchmaking services, photo album sharing and diary.

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online shopping search (Huihui.cn), online dictionary (Youdao Dictionary), toolbar and cloud note-taking application (Youdao Cloudnote), which automatically retrieves syndicated online content and customized sets of search results. Those products are powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007 and is free of charge to users. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieving over 399 million installations as of December 31, 2013, and Huihui.cn is an online shopping search engine developed by us and launched in September 2012.

Mobile Internet Applications

Many of our services, such as news content (NetEase News App), micro-blogging, open courses (NetEase Open Courses), online dictionary (Youdao Dictionary), and cloud note-taking application (Youdao Cloudnote) may be accessed through mobile Internet and mobile applications, such as those operating on iPhone, iPad and Android devices. Designed as multi-device products, our products and services enable Chinese communities to participate in discussions on PCs and mobile devices, including mobile phones, tablets and other hand-held devices, allowing easier and more frequent interactions and elevating the social media and networking experience to a different level.

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

To increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor major events, such as the 2010 Asian Games held in Guangzhou, China. We have also been focusing on high profile sporting events, such as Euro Cup 2012, the London Olympics and a recently announced partnership with the national football teams of Brazil and Spain to broadcast the 2014 World Cup on our portal and our mobile news application, NetEase News App.

Pricing for our portal advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites, how often such Web pages are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

For our search engine technology-based business, Youdao Computer enters into “cost per action,” or CPA, advertising contracts with advertisers and receives fees when an online user performs a specific action such as purchasing a product from or registering with an advertiser appearing on a search page. Revenue for CPA contracts is recognized when the specific action is completed. Youdao Computer also enters into advertising business contracts which provide priority placements in a search directory and other online marketing services on the Youdao Dictionary service.

Revenues from our Internet portal accounted for 9.9%, 9.4% and 10.7% of our total net revenues in 2011, 2012 and 2013, respectively.

E-mail, Wireless Value-added Services and Others

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers, smart phone application or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2013, we had approximately 620 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2013, we had approximately 351,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2013, we had approximately 70,000 paid corporate e-mail customers.

During 2013, we invested in significant upgrades to our mailbox infrastructure, including integrating our e-mail services with our mobile phone apps like Yichat and NetEase News App, and engaged in promotional activities.

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

Others

In addition to the services described above, the NetEase websites provide e-commerce related services, such as Caipiao, our e-commerce services related to third-party lottery products, Baoxian, our online insurance service platform, Wangyibao, our online payment platform, Yinxiangpai, our personalized photo-based products, and game-related accessories, and other services to our users, such as e-reading (EaseRead) and online music SNS (Cloud music) services.

Revenues from e-mail, wireless value-added services and others accounted for 1.7%, 2.8% and 3.8% of total net revenues in 2011, 2012 and 2013, respectively.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 3,100 distributors as of December 31, 2013. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 6.0% - 12.0% discount off of their face value.  We reduced the discount to 6.0% - 10.0% in June 2012 and to 4.0% - 6.0% in January 2014. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount was 9.0% -12.0%, which was reduced to 7.0% - 10.0% in December 2011 and to 4.0% - 6.0% in January 2014. The discount for each distributor varies based on that distributor’s volume of point cards purchased.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 292 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2013.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2013, we continued with efforts in maintaining and/or raising the popularity of our time-based games, such as Fantasy Westward Journey and Westward Journey Online II and III, and our item-based games, such as Tianxia III, Ghost, Heroes of Tang Dynasty II, Soul of the Fighter and Kung Fu Master, through certain new sales and promotional activities such as using product spokespersons. We believe that players’ feedback has been positive in response to our recent promotional activities.

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

Our major area of focus is the development of our proprietary online games (including introducing new types of games) and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2013, we had approximately 2,400 programmers, network engineers and graphic designers dedicated to online game research and development.

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

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2013, there were approximately 29,000 of such co-located servers, including servers supporting the operation of World of Warcraft, StarCraft II and Hearthstone: Heroes of Warcraft, operating with Web server software from Apache and Netscape and we leased dedicated lines from CERNET and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. Specifically, we are encountering competition from companies offering MMORPGs and casual games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, Perfect World Company Limited, and Kingsoft Corporation Limited. We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihu, iFeng.com, Youku, and other vertical Internet portals. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihu, iFeng.com and Youku, as well as other vertical Internet portals. In addition, we face competition from portals operated by multinational Internet companies such as Yahoo! Inc., Microsoft Corporation and Google Inc. which provide Chinese language service offerings. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer, Hangzhou Leihuo Network Co., Ltd., Ujia E-commerce Co., Ltd., Zhejiang Yixin Science & Technology Co., Ltd and Wangyibao have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

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

On June 27, 2002, MII and GAPP jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public. Guangzhou NetEase has obtained a license from GAPP to engage in Internet publishing and we are in the process of renewing such license.

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

On September 3, 2009, the MOC issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content. According to this notice, only entities approved by the Ministry of Culture for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the notice also requires all domestic music products to be filed with the MOC within 30 days after being publicly available online. Imported music products must be approved by the MOC before being made available online. Guangzhou NetEase, Shanghai EaseNet, Hangzhou Leihuo Network Co., Ltd., Ujia E-commerce Co., Ltd. and Youdao Computer have each obtained an Internet Culture Operating License.

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

On June 7, 2013, the PBOC issued the Measures for the Custody of Clients’ Reserves of Payment Institutions, or the Clients’ Reserves Measures, which defines Clients’ Reserves as funds actually received by payment institutions when processing payments for clients and payable upon clients order, and requires payment institutions to fully deposit the Clients’ Reserves into a dedicated deposit account held in the custody of banking institutions. We have taken necessary measures to comply with the Clients’ Reserves Measures.

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading, or the Online Trading Measures, which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition.

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

•                                The Detailed Implementation Rules for the Administration of Commercial Website Filings for the Record (2000).

•                                The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security(2002).

•                                The Provisions on the Technical Measures for the Protection of the Security of the Internet (2005).

•                                The Administrative Regulations for the Classified Protection of Information Security (2007).

•                                The Decision on Strengthening Network Information Protection (2012)

•                                Provisions on Protection of Personal Information of Telecommunication and Internet Users (2013)

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

On July 16, 2013, MII issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as information that can identify the user either on its own or in combination with other information that is collected in the course of provision of services by the telecommunication business operators and internet information service providers, and sets out detailed provisions concerning the collection and utilization of such Personal Information.

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII in April 2009. According to these regulations, software products developed in the PRC could be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products are granted registration certificates. In accordance with this regulation, all of our online games, including New Westward Journey Online II, Fantasy Westward Journey II, Tianxia III, New Westward Journey Online III, New Legend of Westward Journey, Ghost II, Legend of Fairy, New Fly For Fun, Heroes of Tang Dynasty II, Dragon Sword, Kung Fu Master, and other casual games have been registered with MII and its offices at the provincial level.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase, Shanghai EaseNet and Hangzhou Leihuo Network Co., Ltd. have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm and Mists of Pandaria and StarCraft II: Wings of Liberty, including its expansion pack named Heart of the Swarm, and Hearthstone: Heroes of Warcraft.

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

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II: Wings of Liberty and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft and StarCraft II: Wings of Liberty and Hearthstone: Heroes of Warcraft with the State Copyright Bureau.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm and Mists of Pandaria, and StarCraft II: Wings of Liberty, including its expansion pack named Heart of the Swarm, and Hearthstone: Heroes of Warcraft.

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

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-review of Internet Culture Operators, which requires internet culture operators to carry out prior self-review upon the products and services to be provided. In particular, such self-review should be conducted by staff who has obtained the Certificate for Content Review Personnel issued by MOC’s local branch at the provincial level. Our content review personnel have already obtained such certification.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC within 30 days after they are put into operation. Our internally developed online games, including New Westward Journey Online II, Fantasy Westward Journey II, New Legend of Westward Journey, New Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty II, New Fly For Fun, Legend of Fairy, Ghost II, DREAM, Soul of the Fighter, Kung Fu Master, Heroes of the Three Kingdoms, Dragon Sword and other causal games, have successfully finished the recordation process.

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

Online Lottery Services

The principal rules and regulations currently in effect and applicable to online lottery services include the Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the MOF on September 26, 2010, and effective upon its promulgation. On January 18, 2012, the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sports jointly promulgated the Implementation Rules of the Lottery Administration Regulations, which became effective on March 1, 2012. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. Under currently effective rules and regulations, only qualified service providers approved by the MOF may engage in online lottery sales. However, it is currently unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. For more details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—We may be required under recently issued rules and regulations or by relevant government authorities to obtain governmental authorizations and approvals for providing e-commerce services related to third-party lottery products, which, if unattainable, may adversely affect our e-commerce business.”

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

We have registered a number of domain names, including:

•                                www.netease.com;

•                                www.163.com;

•                                www.yeah.net;

•                                www.126.com;

•                                www.lofter.com;

•                                www.youdao.com;

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

In addition, we have registered our various self-developed games, including New Westward Journey Online II (together with its mobile version), Fantasy Westward Journey II, Heroes of Tang Dynasty II, New Westward Journey Online III, New Legend of Westward Journey, Tianxia III, Ghost II, Legend of Fairy, Legend of Datang, Soul of the Fighter, Kung Fu Master, Dragon Sword, Heroes of Three Kingdoms and iTown, and other online products, including Wangyibao (our online payment platform), Yinxiangpai, e-mail, photo album, Cloud Music, EaseRead, Netease News app, Yichat and online shopping mall, with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device and certain other technologies related to our search engine and e-mail from the State Intellectual Property Office.

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

D.        Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2013, we leased office facilities with a total effective annual rent of RMB57.8 million (US$9.6 million), including management fees, and an aggregate of approximately 47,432 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located.

In 2010, we substantially completed and moved into our research and development center in Hangzhou, China on land with an area of approximately 56,160 square meters. As of December 31, 2013, the accumulated capital expenditures in connection with the construction and renovation of our research and development center were RMB451.8 million (US$74.6 million), excluding payment for the land use right. Amortization and depreciation of the relevant capitalized assets began in January 2011.  We do not expect to incur material costs for the completion of certain parts of the building which remained unfurnished and unused as of December 31, 2013.

We are in the process of constructing a new office building in Beijing on land with an area of approximately 25,400 square meters. As of December 31, 2013, we had incurred construction in progress cost of RMB189.5 million (US$31.3 million) in connection with the construction of this new office building, primarily including costs for obtaining land use right and preparing the land for future construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2013, we leased dedicated lines from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB280.0 million (US$46.2 million) for the year ended December 31, 2013, of which approximately 39% was related to the operations of World of Warcraft, StarCraft II series and Hearthstone: Heroes of Warcraft.

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

A.            OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2013, we had approximately 649 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 2.3 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2013, we continued to develop our online games and advertising business. We also provide e-mail, wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB4,443.9 million (US$734.1 million) for 2013 and generated positive operating cash flows of RMB5,235.9 million (US$864.9 million) during the year. We recorded retained earnings of RMB11,649.1 million, RMB14,309.6 million and RMB 18,509.2 million (US$3,057.5 million) as of December 31, 2011, 2012 and 2013, respectively.

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

NetEase Beijing, Guangzhou Interactive, Boguan, Youdao Information, NetEase Hangzhou, Guangzhou Information, Hangzhou Langhe Technology Co., Ltd., or Hangzhou Langhe, and Zhejiang Weiyang were established in China in August 1999, October 2002, December 2003, March 2006, June 2006, June 2008, July 2009 and March 2010, respectively. We established Lede Cayman (previously named Ujia.com, Inc.), Lede Hong Kong (previously named Ujia (Hong Kong) Limited) and Lede Technology in the second half of 2011. Lede Technology now operates our e-commerce business. We also established Media Cayman, Media Hong Kong and Media Beijing in 2012. Media Beijing provides technical support and consulting services to Guangyitong Advertising to operate our portal business. In February 2013, we completed the merger of Guangzhou Interactive and Guangzhou Information into Boguan, with Boguan as the surviving entity.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, Media Beijing, NetEase Hangzhou, Boguan and Hangzhou Langhe provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a majority-owned subsidiary, Youdao Computer (a search-related business operator), and a wholly-owned subsidiary, Wangyibao (the operator of our Wangyibao online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2013, the total assets of all the consolidated VIEs of our company were RMB2.3 billion (US$0.4 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2013, the total liabilities of the consolidated VIEs were RMB2.1 billion (US$0.4 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables. As of December 31, 2013, the total assets of our company and all of our consolidated subsidiaries were RMB22.2 billion (US$3.7 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, prepayments and other current assets and fixed assets. As of December 31, 2013, the total liabilities of our company and all of our consolidated subsidiaries were RMB2.3 billion (US$0.4 billion), mainly comprising accounts payable, salary and welfare payables, dividend payable, tax payable, deferred revenue, accrued liabilities and other payables. Substantially all of our revenues are directly or indirectly generated through our consolidated VIEs.

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

No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2011, 2012 and 2013.

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

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” These games include World of Warcraft, StarCraft II: Wings of Liberty and Hearthstone: Heroes of Warcraft, which were commercially launched in 2009, 2011 and 2014, respectively.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 92.0%, 90.0% and 90.6% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2011, 2012 and 2013, respectively, with the remainder generated from advertisers in our search engine business.

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

We also generate revenue from other e-commerce related products and services, such as our e-commerce services related to third-party lottery products, personalized photo-based products, and game-related accessories and revenue is recognized when the titles of such products are transferred to the customers or the services are rendered and collections are reasonably assured.

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

E-mail, Wireless Value-Added Services and Others

Cost of revenues related to our e-mail, wireless value-added services and others consists primarily of staff costs (principally compensation expenses for editorial professionals) and content fees, game-related accessories, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of e-mail, wireless value-added and other services. We pay content fees to third party partners for the right to use proprietary content developed by them, such as copyrights of books and music. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

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

For the years ended December 31, 2011, 2012 and 2013, we recorded share-based compensation cost of approximately RMB122.0 million, RMB203.0 million and RMB306.3 million, (US$50.6 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2013, there was no unrecognized compensation cost under the 2000 Stock Incentive Plan as all options granted had become fully vested.  As of December 31, 2013, total unrecognized compensation cost related to unvested awards granted under the NetEase.com, Inc. 2009 Restricted Share Unit Plan, or the RSU Plan, adjusted for estimated forfeitures, was RMB515.4 million (US$85.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2013, the weighted average remaining vesting period was 3.23 years.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we, Lede Cayman and Media Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by Lede Cayman or Media Cayman to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive Entertainment Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2011, 2012 and 2013. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises” (“HNTE”). The Enterprise Income Tax Law became effective on January 1, 2008.

NetEase Beijing was recognized as a HNTE under the Enterprise Income Tax Law in 2008, which qualification was renewed in 2011, and enjoyed a preferential tax rate of 15% from 2008 to 2013. In March 2011, NetEase Beijing was also recognized as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2010. We recorded the resulting income tax reduction in our consolidated financial statements in 2011.

Boguan renewed its recognition as a HNTE in 2011 and enjoyed a preferential tax rate of 15% from 2011 to 2013. In addition, Boguan was recognized as a Key Software Enterprise in March 2011 and enjoyed a further reduced preferential tax rate of 10% for 2010.  We recorded the resulting income tax reduction in our consolidated financial statements in 2011.

NetEase Hangzhou was recognized as a Software Enterprise and HNTE in 2007 and its qualification as a HNTE was renewed in 2011. Accordingly, NetEase Hangzhou enjoyed a preferential tax rate of 12.5% from 2009 to 2011 and 15% from 2012 to 2013.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. As 2010 was the first year Hangzhou Langhe incurred taxable profit, it was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

NetEase Beijing, NetEase Hangzhou and Boguan, were recognized as Key Software Enterprises in 2013 and enjoy a preferential tax rate of 10% from 2011 to 2014. We have recorded the resulting 2011 to 2013 income tax reduction in our consolidated financial statements in 2013.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly, it was exempt from EIT for 2011 and 2012 and is subject to a 50% reduction in its EIT rate from 2013 to 2015.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of a pilot value-added tax reform program, which change the charge of sales tax from business tax to value-added tax for certain pilot industries, including research, development and technological industries, information technology industries and cultural innovation industries. The pilot value-added tax reform program initially applied only to the pilot industries in Shanghai commencing from January 1, 2012, and has been expanded to eight additional regions, including, among others, Beijing, Zhejiang province and Guangdong province, during 2012. The pilot program was subsequently expanded nationwide in 2013.  As a result, most of our subsidiaries and VIEs are subject to 6% value-added tax which replaced the original 5% business tax.

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

Uncertain Tax Positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

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

E-mail, Wireless Value-Added Services and Others

E-mail, wireless value-added services and others revenue includes revenue generated from activities related to e-mail and other fee-based premium services, Wangyibao online payment platform services and e-commerce services. We recognize revenue when such services are rendered or the products are transferred to the customers and collections are reasonably assured.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2011, 2012 and 2013 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers, industry trend analysis and general and industry-specific economic and market conditions. We make provision for bad debts if there is evidence showing that the debts are likely to be irrecoverable based on historical collections assessment and aging. We provide for 50.0%, in the case of direct customers, and 30.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 180 days and provide for 80.0%, in the case of direct customers, and 50.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 270 days. We provide for 100.0% in the case of all parties for outstanding trade receivable balances overdue for more than one year.

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

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares.  On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities (which totaled RMB144.4 million (US$23.7 million) and RMB119.9 million (US$19.7 million), respectively, as of December 31, 2013).

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2011		2012		2013
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations and Comprehensive Income Data:
Revenues:
Online game services	6,552,431	87.7	7,287,063	87.0	8,308,618	85.0
Advertising services	795,422	10.6	850,157	10.1	1,094,623	11.2
E-mail, wireless value-added services and others	124,898	1.7	242,741	2.9	368,014	3.8
Total revenues	7,472,751	100.0	8,379,961	100.0	9,771,255	100.0
Sales tax expense	(182,099)	(2.4)	(179,005)	(2.1)	(575,080)	(5.9)
Net revenues	7,290,652	97.6	8,200,956	97.9	9,196,175	94.1

Cost of revenues:
Online game services	(1,859,176)	(24.9)	(1,872,734)	(22.3)	(1,649,803)	(16.9)
Advertising services	(380,201)	(5.1)	(474,165)	(5.7)	(461,286)	(4.7)
E-mail, wireless value-added services and others	(132,911)	(1.8)	(231,168)	(2.8)	(367,427)	(3.8)
Total cost of revenues	(2,372,288)	(31.8)	(2,578,067)	(30.8)	(2,478,516)	(25.4)
Gross profit	4,918,364	65.8	5,622,889	67.1	6,717,659	68.7
Operating expenses:
Selling and marketing expenses	(849,205)	(11.4)	(906,707)	(10.8)	(1,093,612)	(11.2)
General and administrative expenses	(280,227)	(3.7)	(286,223)	(3.4)	(349,832)	(3.6)
Research and development expenses	(465,490)	(6.2)	(718,315)	(8.6)	(921,618)	(9.4)
Total operating expenses	(1,594,922)	(21.3)	(1,911,245)	(22.8)	(2,365,062)	(24.2)
Operating profit	3,323,442	44.5	3,711,644	44.3	4,352,597	44.5

Other income (expenses):
Investment income	14,128	0.2	43,770	0.5	37,255	0.4
Interest income	258,053	3.5	423,634	5.1	506,181	5.2
Exchange losses	(79,058)	(1.1)	(554)	(0.0)	(15,348)	(0.2)
Other, net	99,164	1.3	99,718	1.2	95,136	1.0
Income before tax	3,615,729	48.4	4,278,212	51.1	4,975,821	50.9
Income tax	(392,756)	(5.3)	(691,642)	(8.3)	(530,603)	(5.4)
Net income	3,222,973	43.1	3,586,570	42.8	4,445,218	45.5
Net loss (income) attributable to noncontrolling interests	11,291	0.2	50,882	0.6	(1,308)	(0.0)
Net income attributable to NetEase, Inc.’s shareholders	3,234,264	43.3	3,637,452	43.4	4,443,910	45.5
Comprehensive income	3,222,973	43.1	3,586,570	42.8	4,445,218	45.5
Add: Comprehensive loss (income) attributable to noncontrolling interests	11,291	0.2	50,882	0.6	(1,308)	(0.0)
Comprehensive income attributable to NetEase, Inc.’s shareholders	3,234,264	43.3	3,637,452	43.4	4,443,910	45.5

Share-based compensation cost included in:
Cost of revenues	57,318	0.8	100,540	1.2	165,708	1.7
Selling and marketing expenses	11,357	0.2	13,368	0.2	17,967	0.2
General and administrative expenses	17,897	0.2	33,374	0.4	48,350	0.5
Research and development expenses	35,460	0.5	55,736	0.7	74,283	0.8

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Total net revenues increased by 12.1% to RMB9,196.2 million (US$1,519.1 million) in 2013 from RMB8,201.0 million in 2012. Net revenues from online games services, advertising services, and e-mail, wireless value-added services and others constituted 85.5%, 10.8% and 3.7%, respectively, of our total net revenues in 2013. This compares with 87.8%, 9.4% and 2.8%, respectively, in 2012. Revenue generated from game licensing represented 9.8% and 14.3% of our total net revenues in 2013 and 2012, respectively.

Online Games Services

Net revenues from online games services increased by 9.2% to RMB7,864.5 million (US$1,299.1 million) in 2013 from RMB7,200.6 million in 2012. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey II, Kung Fu Master, New Westward Journey Online II, Heroes of Tang Dynasty II and Ghost II, which was partially offset by decreased revenues from games licensed from Blizzard.

Fantasy Westward Journey II and New Westward Journey Online II performed well during 2013. The continued growth in popularity of these games throughout 2013 was mainly attributable to the launch of comprehensive upgrades, successful promotional activities and introduction of other value-added services for these games in 2013. Kung Fu Master, our self-developed 2.5D MMORPG, has also been well received by players since the commencement of its beta testing in October 2012 and the release of new expansion packs during 2013.  Heroes of Tang Dynasty II and Ghost II also contributed to the increase in revenue in 2013. On the other hand, revenue from World of Warcraft decreased in 2013 due to the life cycle of its last expansion pack, which was released in October 2012.

Advertising Services

Net revenues from advertising services increased by 28.7% to RMB987.5 million (US$163.1 million) in 2013 from RMB767.5 million in 2012. The increase in advertising services revenue in 2013 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.3 million (US$0.2 million) in 2013 from RMB1.0 million in 2012. The number of traditional advertisers using the NetEase websites decreased to 662 in 2013 from 682 in 2012, with revenues from our top ten advertisers comprising 27.2% of our total advertising services revenues in 2013 as compared to 19.3% in 2012.

E-mail, Wireless Value-Added Services and Others

Net revenues from the e-mail, wireless value-added services and others segment increased by 47.8% to RMB344.2 million (US$56.9 million) in 2013 from RMB232.9 million in 2012. The increase mainly resulted from increased revenue from e-commerce related services, e-mail services and the sale of game-related accessories, such as limited edition packages of several online games in 2013.

Cost of Revenues

Our cost of revenues decreased by 3.9% to RMB2,478.5 million (US$409.4 million) in 2013 from RMB2,578.1 million in 2012. The year-over-year decrease was mainly due to a decrease in sales tax on intra-group revenue and decreased royalty and consulting fees and depreciation and amortization expenses related to World of Warcraft, which were partially offset by an increase in staff-related cost and content cost. In 2013, costs relating to online games services, advertising services and e-mail, wireless value-added services and others represented 66.6%, 18.6% and 14.8% of total cost of revenues, respectively, as compared with 72.6%, 18.4% and 9.0% of the cost of revenues, respectively, in 2012.

Online Games Services

Cost of revenues from our online games services decreased by 11.9% to RMB1,649.8 million (US$272.5 million) in 2013 from RMB1,872.7 million in 2012.  The decrease in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Sales tax on intra-group revenues related to online games decreased by RMB257.8 million (US$42.6 million) to RMB94.6 million (US$15.6 million) in 2013 from RMB352.4 million in 2012 primarily due to a change in the tax rules in China, which resulted in the Company’s online game revenues gradually becoming subject to value-added tax instead of business tax since 2013.

•                                Depreciation and amortization costs decreased by RMB85.3 million (US$14.1 million) to RMB54.1 million (US$8.9 million) in 2013 from RMB139.4 million in 2012, mainly as a result of a decrease in amortization of license fees of RMB49.0 million (US$8.1 million) associated with the operation of Blizzard licensed games and a decrease in server depreciation cost of RMB36.3 million (US$6.0 million).

•                                Technology costs decreased by RMB51.3 million (US$8.5 million) to RMB734.1 million (US$121.3 million) in 2013 from RMB785.4 million in 2012, mainly due to a decrease in royalty payments of RMB115.7 million (US$19.1 million) in line with the decrease of revenue from World of Warcraft, which was partially offset by a RMB70.7 million (US$11.7 million) increase of outsourcing content design costs for self-developed games.

The foregoing decrease was partially offset by the fact that staff-related costs increased by RMB176.6 million (US$29.2 million) to RMB694.6 million (US$114.7 million) in 2013 from RMB518.0 million in 2012, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 4,132 as of December 31, 2013 from 3,645 as of December 31, 2012, including 748 employees in the customer service function to support the operation of World of Warcraft.

Advertising Services

Cost of revenues from our advertising services decreased by 2.7% to RMB461.3 million (US$76.2 million) in 2013 from RMB474.2 million in 2012. The decrease in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Information costs decreased by RMB29.9 million (US$4.9 million) to RMB63.9 million (US$10.6 million) in 2013 from RMB93.8 million in 2012, mainly due to the fact that content costs incurred for certain major events in 2012 such as Euro Cup 2012 and the London Olympics did not recur in 2013.

•                                Sales tax on intra-group revenues related to advertising services decreased by RMB11.7 million (US$1.9 million) to RMB6.1 million (US$1.0 million) in 2013 from RMB17.8 million in 2012 primarily due to a change in the tax rules in China, which resulted in the Company’s advertising services gradually becoming subject to value-added tax instead of business tax since 2013.

The foregoing decrease was partially offset by an increase in staff-related costs of RM27.4 million (US$4.4 million) to RMB249.4 million (US$39.4 million) in 2013 from RMB222.0 million in 2012, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

E-mail, Wireless Value-Added Services and Others

Cost of revenues from our e-mail, wireless value-added services and others increased by 58.9% to RMB367.4 million (US$60.7 million) in 2013 from RMB231.2 million in 2012. The increase in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB64.7 million (US$10.7 million) to RMB124.9 million (US$20.6 million) in 2013 from RMB60.2 million in 2012, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                E-commerce related costs such as costs associated with purchasing game-related accessories increased by RMB25.3 million (US$4.2 million) to RMB56.0 million (US$9.3 million) in 2013 from RMB30.7 million in 2012, which was in line with the increase in revenues from the sale of such accessories.

•                                  Information cost, mainly due to a license fee for Cloud Music, which launched in 2013, increased by RMB19.1 million (US$3.2 million) to RMB20.0 million (US$3.3 million) in 2013 from RMB0.9 million in 2012.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB7.9 million (US$1.3 million) to RMB91.5 million (US$15.1 million) in 2013 from RMB83.6 million in 2012, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce related services and other value added services in 2013.

•                                  Depreciation and amortization costs increased by RMB3.6 million (US$0.6 million) to RMB39.6 million (US$6.5 million) in 2013 from RMB36.0 million in 2012, mainly as a result of an increase in server depreciation cost.

Gross Profit

Our gross profit increased by 19.5% to RMB6,717.7 million (US$1,109.7 million) in 2013 from RMB5,622.9 million in 2012.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2012 and 2013 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	5,327,851	6,214,661	1,026,589
Advertising services	293,312	526,181	86,920
E-mail, wireless value-added services and others	1,726	(23,183)	(3,830)
Total gross profit	5,622,889	6,717,659	1,109,679

Gross profit (loss) margin:
Online game services	74.0%	79.0%	79.0%
Advertising services	38.2%	53.3%	53.3%
E-mail, wireless value-added services and others	0.7%	(6.7)%	(6.7)%
Total gross profit margin	68.6%	73.0%	73.0%

The increase of gross profit margin for online game services was mainly due to the decreased revenue contribution from licensed games, which have lower gross profit margin than our self-developed games. The increase in gross profit margin for advertising services was mainly due to the revenue growth and enhanced economies of scale of our portal business. The decrease in gross profit margin for e-mail, wireless value-added services and others business was mainly due to increased cost from our e-mail services as well as our investment in mobile Internet such as Cloud Music and EaseRead.

Operating Expenses

Total operating expenses increased by 23.7% to RMB2,365.1 million (US$390.7 million) in 2013 from RMB1,911.2 million in 2012 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 20.6% to RMB1,093.6 million (US$180.7 million) in 2013 from RMB906.7 million in 2012, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB131.4 million (US$21.7 million) in 2013 resulting from increased advertising and marketing promotional activities related to various games, including Heroes of Three Kingdoms, Ghost II, Dragon Sword, Hearthstone: Heroes of Warcraft, New Westward Journey Online II and New Westward Journey Online III, and increased marketing spending on media and outdoor branding promotion for our portal and e-commerce businesses, which were partially offset by reduced promotional activates related to several of our other online games.

•                                An increase in staff-related costs of our sales team of approximately RMB47.1 million (US$7.8 million) in 2013, primarily driven by higher compensation levels and performance-related bonus accruals for our online game promotion team.

•                                An increase in technology cost, professional cost and other miscellaneous cost of approximately RMB8.4 million (US$1.4 million) in 2013 primarily driven by increased business expansion costs related to our e-mail, wireless value-added services and others business.

General and administrative expenses increased by 22.2% to RMB349.8 million (US$57.8 million) in 2013 from RMB286.2 million in 2012, primarily due to an increase in staff-related costs of approximately RMB61.6 million (US$10.2 million) in 2013 primarily driven by increased headcount, higher compensation levels and increased share based compensation.

Research and development expenses increased by 28.3% to RMB921.6 million (US$152.2 million) in 2013 from RMB718.3 million in 2012, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB146.2 million (US$24.1 million) in 2013, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2013.

•                                    An increase in game content design costs of approximately RMB48.9 million (US$8.1 million).

Allowances for Doubtful Accounts

As of December 31, 2013, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB410.8 million (US$67.9 million). After providing for doubtful accounts in the amount of RMB8.3 million (US$1.4 million), the net balance of accounts receivable was RMB402.5 million (US$66.5 million) as of December 31, 2013. The allowances for doubtful accounts represented the provisions of RMB8.3 million (US$1.4 million) as of December 31 2013, as compared to the provision of RMB10.4 million as of December 31, 2012.

We periodically review our provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

No significant allowance for bad and doubtful accounts was provided in 2013, and the allowances for bad and doubtful accounts as of December 31, 2013 was similar to that as of December 31, 2012. As of December 31, 2013, we had one customer with a receivable balance of RMB41.3 million, which constituted approximately 10.0% of our total accounts receivable balance.

Other Income (Expenses)

Other income in 2013 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB506.2 million (US$83.6 million) in 2013 from RMB423.6 million in 2012, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 22.4% to RMB18.6 billion (US$3.1 billion) as of December 31, 2013 from RMB15.2 billion as of December 31, 2012. We incurred interest expense of RMB12.3 million (US$2.0 million) in 2013 related to our short-term borrowings. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB37.3 million (US$6.15 million) in 2013, compared to RMB42.9 million in 2012. As of December 31, 2013, our short-term investments totaled approximately RMB901.2 million (US$148.9 million), compared to RMB1,073.5 million as of December 31, 2012. In 2013, we also received and recognized unconditional government incentives of RMB103.3 million (US$17.1 million), compared to RMB92.4 million in 2012. In 2013, we reported a net foreign exchange loss of RMB15.3 million (US$2.5 million), compared to a net foreign exchange loss of RMB0.6 million in 2012, which is primarily due to the translation loss arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax decreased to RMB530.6 million (US$87.7 million) in 2013 from RMB691.6 million in 2012. Our effective tax rate in 2013 was 10.7% compared with 16.2% in 2012, which was primarily due to the fact that in 2013, certain subsidiaries were approved as Key Software Enterprises for fiscal years 2011 to 2014 with a preferential tax rate of 10% and the resulting income tax reduction was recognized in our consolidated financial statements in 2013. We have also accrued an aggregate of RMB344.7 million (US$56.9 million) for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries to overseas for the payment of an annual dividend and for general corporate purposes.

Net Income

As a result of the foregoing, net profit increased by 22.2% to RMB4,443.9 million (US$734.1 million) in 2013 from RMB3,637.5 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Total net revenues increased by 12.5% to RMB8,201.0 million in 2012 from RMB7,290.7 million in 2011. Net revenues from online games services, advertising services, and e-mail, wireless value-added services and others constituted 87.8%, 9.4% and 2.8%, respectively, of our total net revenues in 2012. This compares with 88.4%, 9.9% and 1.7%, respectively, in 2011. Revenue generated from game licensing represented 14.3% and 21.4% of our total net revenues in 2012 and 2011, respectively.

Online Games Services

Net revenues from online games services increased by 11.7% to RMB7,200.6 million in 2012 from RMB6,448.6 million in 2011. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey, Ghost, Tianxia III, Kung Fu Master and Westward Journey Online II, which was partially offset by decreased revenues from games licensed from Blizzard.

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

Advertising Services

Net revenues from advertising services increased by 6.6% to RMB767.5 million in 2012 from RMB720.1 million in 2011. The increase in advertising services revenue in 2012 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1,010,000 in 2012 from RMB930,000 in 2011. The number of traditional advertisers using the NetEase websites decreased to 682 in 2012 from 713 in 2011, with revenues from our top ten advertisers comprising 19.3% of our total advertising services revenues in 2012 as compared to 17.2% in 2011.

E-mail, Wireless Value-Added Services and Others

Net revenues from the e-mail, wireless value-added services and others segment increased by 90.9% to RMB232.9 million in 2012 from RMB122.0 million in 2011. The increase mainly resulted from increased revenue from e-commerce related services, e-mail services and the sale of game-related accessories, such as limited edition packages of several online games in 2012.

Cost of Revenues

Our cost of revenues increased by 8.7% to RMB2,578.1 million in 2012 from RMB2,372.3 million in 2011. The year-over-year increase was mainly due to an increase in staff-related cost, content cost and sales tax on intra-group revenue, which was partially offset by a decrease in royalty and consulting fees and depreciation and amortization expenses related to World of Warcraft. In 2012, costs relating to online games services, advertising services and e-mail, wireless value-added services and others represented 72.6%, 18.4% and 9.0% of total cost of revenues, respectively, as compared with 78.4%, 16.0% and 5.6% of the cost of revenues, respectively, in 2011.

Online Games Services

Cost of revenues from our online games services increased slightly to RMB1,872.7 million in 2012 from RMB1,859.2 million in 2011.  The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB120.0 million to RMB518.0 million in 2012 from RMB398.0 million in 2011, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 3,645 as of December 31, 2012 from 3,188 as of December 31, 2011, including 904 employees in the customer service function to support the operation of World of Warcraft.

•                                Sales tax on intra-group revenues related to online games increased by RMB54.5 million to RMB352.4 million in 2012 from RMB297.9 million in 2011 primarily due to growth in the popularity of Fantasy Westward Journey, Ghost, Tianxia III and Westward Journey Online II. In addition, sales tax expenses of RMB18.0 million were recorded for technical consultancy service fees received from our joint venture with Blizzard in 2012, compared to RMB26.4 million in 2011.

The foregoing increase was partially offset by the following factors:

•                                Technology costs decreased by RMB105.9 million to RMB785.4 million in 2012 from RMB891.3 million in 2011, mainly due to a decrease in royalties of RMB105.8 million in line with the decrease of revenue from World of Warcraft.

•                                    Depreciation and amortization costs decreased by RMB66.8 million to RMB139.4 million in 2012 from RMB206.2 million in 2011, mainly as a result of a decrease in server depreciation cost of RMB34.2 million and a decrease in amortization of license fees of RMB35.7 million associated with the operation of Blizzard licensed games.

Advertising Services

Cost of revenues from our advertising services increased by 24.7% to RMB474.2 million in 2012 from RMB380.2 million in 2011. The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Information costs increased by RMB52.1 million to RMB93.8 million in 2012 from RMB41.7 million in 2011, mainly due to an increase in content costs incurred for certain major events in 2012 such as Euro Cup 2012 and the London Olympics.

•                                Staff-related costs increased by RM38.2 million to RMB222.0 million in 2012 from RMB183.8 million in 2011, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

E-mail, Wireless Value-Added Services and Others

Cost of revenues from our e-mail, wireless value-added services and others increased by 74.0% to RMB231.2 million in 2012 from RMB132.9 million in 2011. The increase in cost of revenues in 2012 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB31.6 million to RMB60.2 million in 2012 from RMB28.6 million in 2011, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                E-commerce related costs such as costs associated with producing personalized photo-based products and purchasing game-related accessories increased by RMB28.4 million to RMB30.7 million in 2012 from RMB2.3 million in 2011, which was in line with the increase in revenues from the sale of such accessories.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB25.6 million to RMB83.6 million in 2012 from RMB58.0 million in 2011, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce related services and other value added services in 2012.

•                                  Depreciation and amortization costs increased by RMB7.2 million to RMB36.0 million in 2012 from RMB28.8 million in 2011, mainly as a result of an increase in server depreciation cost.

Gross Profit

Our gross profit increased by 14.3% to RMB5,622.9 million in 2012 from RMB4,918.4 million in 2011.

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

Operating Expenses

Total operating expenses increased by 19.8% to RMB1,911.2 million in 2012 from RMB1,594.9 million in 2011, mainly driven by the increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 6.8% to RMB906.7 million in 2012 from RMB849.2 million in 2011, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB24.5 million in 2012 resulting from increased advertising and marketing promotional activities related to various games, including Kung Fu Master, Soul of the Fighter, World of Warcraft: Mists of Pandaria, and increased marketing spending on media and outdoor branding promotion for our portal and e-commerce businesses, partially offset by reduced promotional activates related to several of our other online games.

•                                An increase in staff-related costs of our sales team of approximately RMB19.3 million in 2012, primarily driven by higher compensation levels and performance-related bonus accruals for our online game promotion team.

•                                An increase in other miscellaneous cost of approximately RMB9.5 million in 2012 primarily driven by increased business expansion costs related to our portal business.

General and administrative expenses increased by 2.1% to RMB286.2 million in 2012 from RMB280.2 million in 2011, primarily due to a combination of the following factors:

•                                An increase in staff-related costs of approximately RMB38.1 million in 2012 primarily driven by increased headcount, higher compensation levels and increased share based compensation.

•                                An increase in other miscellaneous cost of approximately RMB17.2 million which included conference fees, entertainment cost, property tax, labor cost and other office supplies cost driven by our business expansion in 2012.

In addition, in 2011 we recorded a one-off impairment provision of RMB50.3 million with respect to the license fee for StarCraft II: Wings of Liberty which was recognized as intangible assets.  There was no such impairment provision in 2012.

Research and development expenses increased by 54.3% to RMB718.3 million in 2012 from RMB465.5 million in 2011, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB181.2 million in 2012, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2012.

•                                    An increase in game content design costs of approximately RMB54.5 million.

Allowances for Doubtful Accounts

As of December 31, 2012, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB279.9 million. After providing for doubtful accounts in the amount of RMB10.4 million, the net balance of accounts receivable was RMB269.5 million as of December 31, 2012. The allowances for doubtful accounts represented the provisions of RMB10.4 million as of December 31 2012, as compared to the provision of RMB8.0 million as of December 31, 2011.

We periodically review our provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

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

Other Income (Expenses)

Other income in 2012 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB423.6 million in 2012 from RMB258.1 million in 2011, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 27.7% to RMB15.2 billion as of December 31, 2012 from RMB11.9 billion as of December 31, 2011. We did not incur interest expense in 2012 and 2011. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB42.9 million in 2012, compared to RMB13.1 million in 2011. As of December 31, 2012, our held-to-maturity investments and other short-term investments totaled approximately RMB1,073.5 million, compared to RMB993.6 million as of December 31, 2011. In 2012, we also received and recognized unconditional government incentives of RMB92.4 million, compared to RMB89.8 million in 2011. In 2012, we reported a net foreign exchange loss of RMB0.6 million, compared to a net foreign exchange loss of RMB79.1 million in 2011, which is primarily due to the translation loss arising from our Euro-denominated bank deposit balances as the exchange rate of the Euro against the Renminbi fluctuated over these periods.

Income Tax

Income tax increased to RMB691.6 million in 2012 from RMB392.8 million in 2011. Our effective tax rate in 2012 was 16.2%, compared with 10.9% in 2011, which was primarily due to the expiration of tax exemption periods for certain subsidiaries in 2012, a one-time accrued withholding tax of RMB40.0 million in 2012 and a tax refund of RMB47.1 million that was received in 2011.

Net Income

As a result of the foregoing, net profit increased by 12.5% to RMB3,637.5 million in 2012 from RMB3,234.3 million in 2011.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of December 31, 2013, we had RMB1,458.3 million (US$240.9 million) in cash and cash equivalents and we also had short-term borrowings of RMB975.5 million (US$161.1 million).

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB5,235.9 million (US$864.9 million), RMB4,224.3 million and RMB4,072.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

For the year ended December 31, 2013, cash provided by operating activities consisted primarily of (i) our net income of RMB4,445.2 million (US$734.3 million), (ii) an increase in deferred revenue of RMB321.0 million (US$53.0 million), (iii) share-based compensation cost of RMB306.3 million (US$50.6 million), (iv) an increase in accounts payable and other liabilities of RMB303.2 million (US$50.1 million), such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (v) depreciation and amortization charges of RMB158.4 million (US$26.2 million) and (vi) deferred income taxes of RMB142.3 million (US$23.5 million), partially offset by (A) taxes payable of RMB315.0 million (US$52.0 million) and (B) an increase in accounts receivable, prepayments and other current assets of RMB153.0 million (US$25.3 million).

For the year ended December 31, 2012, cash provided by operating activities consisted primarily of (i) our net income of RMB3,586.6 million, (ii) depreciation and amortization charges of RMB233.5 million, (iii) an increase in accounts payable and other liabilities of RMB207.7 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (iv) share-based compensation cost of RMB203.0 million and (v) an increase in deferred revenue of RMB145.9 million, partially offset by (A) an increase in accounts receivable,  prepayments and other current assets of RMB139.1 million, (B) taxes payable of RMB34.4 million and (C) deferred income taxes of RMB31.6 million.

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

Investing Activities

Cash used in investing activities was RMB5,453.3 million (US$900.8 million), RMB4,454.0 million and RMB3,208.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

For the year ended December 31, 2013, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB21,807.6 million (US$3,602.4 million), (ii) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB1,566.2 million (US$258.7 million), (iii) purchase of short-term investments of RMB880.0 million (US$145.4 million) and (iv) equity investment related to our joint venture with China Telecom for the operation of YiChat of RMB200.0 million (US$33.0 million), partially offset by (A) proceeds from maturity of time deposits of RMB18,231.8 million (US$3,011.7 million) and (B) proceeds from maturity of short-term investments of RMB1,040.0 million (US$171.8 million).

For the year ended December 31, 2012, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB19,204.5 million, (ii) purchase of short-term investments of RMB1,101.7 million and (iii) transfer of cash deposited by customers with our Wangyibao online payment platform of RMB251.8 million to restricted cash pursuant to relevant PBOC regulations, partially offset by (A) proceeds from maturity of time deposits of RMB15,326.8 million and (B) proceeds from maturity of short-term investments of RMB1,120.0 million.

For the year ended December 31, 2011, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB14,311.8 million, (ii) purchase of short-term investments of RMB1,001.0 million and (iii) purchase of property, equipment and software of RMB410.1 million, partially offset by proceeds from maturity of time deposits of RMB12,729.9 million.

Financing Activities

Cash provided by financing activities was RMB86.8 million (US$14.3 million) for the year ended December 31, 2013 and cash used in and provided by financing activities was RMB390.2 million and RMB73.5 million for the years ended December 31, 2012 and 2011, respectively.

For the year ended December 31, 2013, cash provided by financing activities resulted from proceeds from the short-term loan of RMB1,005.7 million (US$166.1 million), partially offset by a dividend paid in the amount of RMB815.4 million (US$134.7 million) and open market purchases of our ADSs in the amount of RMB106.8 million (US$17.6 million).

For the year ended December 31, 2012, cash used in financing activities resulted from open market purchases of our ADSs in the amount of RMB414.9 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB24.7 million.

For the year ended December 31, 2011, cash provided by financing activities mainly resulted from proceeds from the issuance of shares on the exercise of employee stock options of RMB73.3 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2013, these subsidiaries and variable interest entities had RMB18.3 billion (US$3.0 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  As of December 31, 2013, we changed our reinvestment plan in our PRC subsidiaries and had accrued an aggregate of RMB344.7 million (US$56.9 million) for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries offshore to our company for the payment of an annual dividend and for general corporate purposes. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2013 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3.1 billion, or 15% of our total consolidated net assets as of December 31, 2013. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2013, 2012 and 2011, we spent RMB921.6 million (US$152.2 million), RMB718.3 million and RMB465.5 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to the construction of a new office building in Beijing and computer equipment. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II: Wings of Liberty, Heroes of the Storm and Hearthstone: Heroes of the Warcraft from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2013:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2014	26,421	29,375	—	3,477	37,936	97,209
2015	12,805	2,019	83,939	1,692	2,003	102,458
2016	6,054	259	40,206	423	897	47,839
2017	3,150	86	20,738	—	478	24,452
Beyond 2017	16,163	—	—	—	139	16,302
	64,593	31,739	144,883	5,592	41,453	288,260

Under the certain license agreements entered into in 2008, 2009 and 2013 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II: Wings of Liberty, World of Warcraft and Hearthstone: Heroes of the Warcraft in the PRC, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of the Warcraft for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of the Warcraft for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB3.6 billion (US$0.6 billion).

As of December 31, 2013, our outstanding commitments under the license agreements with respect to StarCraft II: Wings of Liberty, World of Warcraft and Hearthstone: Heroes of Warcraft totaled RMB670.0 million (US$110.7 million) which can be summarized as follows:

RMB (in millions)
2014	557.4
2015	107.8
2016	4.8
Total	670.0

Furthermore, under a license agreement entered into in November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm (previously named Blizzard All-Stars) in the PRC for a period of three years from the game’s commercial release. The Company expects to incur a commitment totaling approximately RMB375.9 million (US$62.1 million), including royalty, consultancy fees to Blizzard and minimum marketing expenditure. Heroes of The Storm has not been commercially launched yet in China.

In addition, Shanghai EaseNet is obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the above mentioned license agreements with Blizzard in the aggregate amount of up to approximately RMB209.9 million (US$34.7 million) over the remaining term of each license as of December 31, 2013. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware. With respect to the above commitment related to Blizzard licensed games, we have guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, our company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2013, a 10% change in the interest rate would result in an increase or decrease of RMB50.6 million (US$8.4 million) of our total amount of interest income or of RMB3.9 million (US$0.6 million) of our total amount of investment income in 2013.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a certain portion of our cash is kept in U.S. dollars and Euro. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars, Euro and Renminbi. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollars or Euro at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar or Euro appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange loss of RMB15.3 million (US$2.5 million) in 2013, compared to a net foreign exchange loss of RMB0.6 million in 2012.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Recent Accounting Pronouncements

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In March of 2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2014 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	42	Director and Chief Executive Officer
Onward Choi	43	Acting Chief Financial Officer
Alice Cheng (1)	52	Director
Denny Lee	46	Director
Joseph Tong (1)	51	Director
Lun Feng	54	Director
Michael Leung (1)	60	Director
Michael Tong	42	Director

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

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc. and Concord Medical Services Holdings Limited, which are listed on the New York Stock Exchange, chairman of the audit committees and an independent non-executive director on the board of Qunar Cayman Islands Limited, which is listed on the Nasdaq Global Market, and an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the Hong Kong Stock Exchange.

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

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited and Junefield Department Store Group Limited, both of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung currently serves as an independent non-executive director for China Ting Group Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Limited, China Huiyuan Juice Group Limited and Optics Valley Union Holding Company Limited and as an executive director of Chanceton Financial Group Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the responsible officer of Chanceton Capital Partners Limited, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

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

B.                                    Compensation

Director Compensation

In 2013, we paid an aggregate amount of RMB1.4 million (US$0.2 million) in compensation for the services of our independent non-executive directors. On February 20, 2013, we also granted restricted share unit awards to each of our independent non-executive directors which vested on March 1, 2014. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2013, we paid our executive officers aggregate cash compensation of RMB6.0 million (US$1.0 million).

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

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 5, 2013.

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

D.                                    Employees

As of December 31, 2011, 2012 and 2013, we had 6,160, 7,098 and 7,688 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2013:

Online game	2,654
Customer service	1,615
Content	971
Search engine	348
Product development	685
Advertising sales	292
E-mail	282
E-commerce	214
Technology services	156
Finance and Legal	110
Administration	83
Marketing	80
Human resources	39
Payment	37
Other	122
7,688

In addition, as of December 31, 2013, we had 420 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2013 (unless otherwise indicated) by:

•                                all persons who are beneficial owners of five percent or more of our ordinary shares,

•                                each of our directors,

•                                our Chief Executive Officer and Acting Chief Financial Officer, and

•                                all current directors and executive officers as a group.

As of December 31, 2013, 3,250,283,956 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1)
c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.8%
Orbis Investment Management Limited (2)	414,663,500	12.8%
Capital Research Global Investors (3)	212,088,200	6.5%
Lazard Asset Management LLC (4)	178,142,000	5.5%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (4)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons) (5)	1,457,759,875	44.9%

*                          less than 1%

(1)                  Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                  Based solely upon information contained in the Schedule 13G/A filed by Orbis Investment Management Limited with the SEC on February 14, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2013. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                  Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2013. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071-1447.

(4)                  Based solely upon information contained in the Schedule 13G/A filed by Lazard Asset Management LLC with the SEC on February 14, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2013. The address of the principal business office of Lazard Asset Management LLC is 30 Rockefeller Plaza, 59th Floor, New York, New York 10112.

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

As of December 31, 2013, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2013, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,884,805,965 ordinary shares as of that date.

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

•                                  Cooperative Agreements. Certain of our subsidiaries and Guangzhou NetEase and Guangyitong Advertising had entered into a series of cooperative agreements pursuant to which such subsidiaries provided technical support and consulting services to Guangzhou NetEase and Guangyitong Advertising in exchange for fees in accordance with a formula based on its expenses incurred.  Such cooperative agreements included agreements between (i) Guangzhou NetEase and NetEase Hangzhou, (ii) Guangzhou NetEase and Boguan, (iii) Guangzhou NetEase and Guangzhou Information, (iv) Guangzhou NetEase and NetEase Beijing and (v) NetEase Beijing and Guangyitong Advertising.  In 2012, we replaced these agreements with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in our business in China becoming subject to a value-added tax instead of a business tax. See Item 5.A. “Operating Results — Sales Tax and Cultural Development Fee.”

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

Guangyitong Advertising has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on its expenses incurred. This agreement was effective from April 1, 2012 to September 30, 2013.

•                         Cooperative Agreement between Media Beijing and Guangyitong Advertising. Under this cooperative agreement, Media Beijing has agreed to provide the following services:

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

Guangyitong Advertising has agreed to pay a monthly service fee to Media Beijing in accordance with a formula based on its expenses incurred. This agreement was effective from October 1, 2013 and will continue to be effective unless any one of the two parties objects.

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

In addition, the parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising or Guangzhou NetEase, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising or Guangzhou NetEase, to the extent permitted by Chinese law. In addition, the ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

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

In August 2011, we also established a new affiliated variable interest entity in China, Ujia E-commerce, and we entered into a series of agreements with that entity, which are designed to give us operational control over it. Ujia E-commerce has a license to provide Internet content, and it currently operates a small portion of our e-commerce services.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us.  As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2011, 2012 and 2013.  Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

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

A.8                             Dividend Policy

In November 2012, our board of directors declared a special cash dividend to our shareholders in the amount of US$130.8 million, which has been paid to holders of ordinary shares and ADSs in 2013. In 2013, our board of directors approved an annual dividend policy. Under this policy, we intend to make annual cash dividend distributions commencing in 2013 in an amount between 20% and 25% of our anticipated annual net income after tax in the current fiscal year. The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of our PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties. Under Cayman Islands law, we may pay a dividend on our shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business. In February 2014, our board of directors declared an annual cash dividend with respect to fiscal year 2013 in the aggregate amount of US$183.3 million, which was paid to holders of ordinary shares and ADSs in March 2014.

We are a holding company incorporated in the Cayman Islands, and our ability to pay dividends to our shareholders depends upon dividends, loans or advances that we receive from our subsidiaries and VIEs. Please refer to Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.”

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

	Sales Price
	High	Low
Annual highs and lows
2009	$48.50	$16.61
2010	$43.66	$26.16
2011	$55.00	$35.74
2012	$63.81	$37.15
2013	$78.60	$42.41

Quarterly highs and lows
First Quarter 2012	$60.47	$42.02
Second Quarter 2012	$63.81	$55.58
Third Quarter 2012	$61.38	$48.20
Fourth Quarter 2012	$56.02	$37.15
First Quarter 2013	$55.12	$42.41
Second Quarter 2013	$63.94	$51.75
Third Quarter 2013	$76.12	$60.40
Fourth Quarter 2013	$78.60	$64.08
First Quarter 2014	$82.40	$63.35

Monthly highs and lows
October 2013	$72.85	$65.36
November 2013	$71.81	$64.08
December 2013	$78.60	$69.31
January 2014	$82.40	$74.38
February 2014	$73.59	$66.57
March 2014	$72.55	$63.35
April 2014 (through April 11, 2014)	$69.82	$64.45

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2013 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

(b)                       sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our restated memorandum of association or into shares without nominal or par value; and

(c)                        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

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

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by each constituent company by way of (a) a special resolution of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a Cayman Islands constituent company must be obtained, unless the Grand Court of the Cayman Islands waives such requirement.  The Plan must be filed with the Registrar of Companies together with, among other documents, a director’s declaration as to the solvency of the constituent company and of the consolidated or surviving company, a director’s declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

•                                the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                                the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                                the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the affected shares within four months, the offeror may, within a two month period after expiry of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when: (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”

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

For more information about foreign exchange control, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends, loans or advances from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

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

•                                a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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

In addition, if we are a PFIC certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election and related reporting requirements.

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

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

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

Maples and Calder has further advised us that there is uncertainty under Cayman Islands law with regard to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Persons depositing or withdrawing shares must pay:	For:

Up to US$0.05 per ADS	• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

• Cancellation or withdrawals of ADSs

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights

• Distributions of securities other than ADSs or rights to purchase additional ADSs

Up to US$0.01 per ADS	• Distributions of cash dividends or other cash distributions

US$1.5 per certificate presented for transfer	• Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2013, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,074 for the year ended December 31, 2013.

PART II

Item  13.                                               Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.                                               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15.                                               Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2013.

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

Item  16C.                                      Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) for certain services rendered to our company during 2012 and 2013.

	For the year ended December 31,
	2012(1)	2013(1)
	RMB (in thousands)
Audit fees(2)	9,970	10,491
Tax fees(3)	284	569
All other fees (4)	180	192
Total	10,434	11,252

(1)         The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB603,000 and RMB607,000 in 2012 and 2013, respectively.

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

At the discretion of the government of the People’s Republic of China in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has converted to a new partnership and changed its name to PricewaterhouseCoopers Zhong Tian LLP, effective from July 1, 2013. PricewaterhouseCoopers Zhong Tian LLP has succeeded PricewaterhouseCoopers Zhong Tian CPAs Limited Company for all purposes and assumed all of the obligations and rights of PricewaterhouseCoopers Zhong Tian CPAs Limited Company with effect from July 1, 2013.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

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

On November 14, 2012, we announced another share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$100.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program expired on November 20, 2013. We had cumulatively purchased approximately 2.0 million ADSs in open market purchases under this program for a total consideration of approximately US$83.0 million.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
November 21 through November 30, 2012	174,647	43.82	174,647	92,342,718
December 1 through December 31, 2012	1,485,529	40.04	1,485,529	32,834,424
January 1 through January 31, 2013	363,219	43.46	363,219	17,042,171
Total	2,023,395		2,023,395

(1)                                 Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

On February 12, 2014, we announced a new share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we are authorized to purchase up to US$100.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program will expire on February 16, 2015.

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

4.25	Form of Cooperative Agreement (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 22, 2013)

8.1	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

15.2	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3	Consent of Maples and Calder

15.4	Consent of King&Wood Mallesons Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

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

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 24, 2014

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. and its subsidiaries (“the Company”) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 24, 2014

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2012	2013	2013
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,590,769	1,458,298	240,894
Time deposits	13,098,661	16,625,468	2,746,332
Restricted cash	570,506	2,136,749	352,966
Accounts receivable, net	269,485	402,511	66,490
Prepayments and other current assets	1,121,784	1,144,272	189,019
Short-term investments	1,073,539	901,183	148,865
Deferred tax assets	143,929	129,282	21,356
Total current assets	17,868,673	22,797,763	3,765,922

Non-current assets:
Property, equipment and software, net	815,026	872,113	144,063
Land use right, net	11,529	11,271	1,862
Deferred tax assets	2,215	23,085	3,813
Time deposits	490,000	500,000	82,594
Other long-term assets	90,513	342,098	56,511
Total non-current assets	1,409,283	1,748,567	288,843

Total assets	19,277,956	24,546,330	4,054,765

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB119,709 and RMB203,949 as of December 31, 2012 and 2013, respectively)	157,764	219,259	36,219
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB28,324 and RMB34,631 as of December 31, 2012 and 2013, respectively)	289,848	377,117	62,295
Dividend payable	814,934	—	—
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB72,107 and RMB12,015 as of December 31, 2012 and 2013, respectively)	389,465	74,463	12,300
Short-term loan	—	975,504	161,142
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB476,046 and RMB610,403 as of December 31, 2012 and 2013, respectively)	1,160,018	1,481,036	244,650
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB521,109 and RMB593,706 as of December 31, 2012 and 2013, respectively)	764,473	957,299	158,135
Deferred tax liabilities	—	148,506	24,532
Total current liabilities	3,576,502	4,233,184	699,273

Long-term payable:
Other long-term payable	99,968	144,883	23,933

Total liabilities	3,676,470	4,378,067	723,206

Commitments and contingencies (See Note 21)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,287,546 shares issued and 3,246,042 shares outstanding as of December 31, 2012 and 3,250,284 shares issued and outstanding as of December 31, 2013	2,696	2,663	440
Additional paid-in capital	1,156,681	854,878	141,215
Treasury stock	(422,489)	—	—
Statutory reserves	634,108	878,466	145,112
Retained earnings	14,309,609	18,509,161	3,057,496
NetEase, Inc’s shareholders’ equity	15,680,605	20,245,168	3,344,263
Noncontrolling interests	(79,119)	(76,905)	(12,704)
Total shareholders’ equity	15,601,486	20,168,263	3,331,559

Total liabilities and shareholders’ equity	19,277,956	24,546,330	4,054,765

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues:
Online game services	6,552,431	7,287,063	8,308,618	1,372,486
Advertising services	795,422	850,157	1,094,623	180,819
E-mail, WVAS and others	124,898	242,741	368,014	60,792
	7,472,751	8,379,961	9,771,255	1,614,097
Sales tax expense	(182,099)	(179,005)	(575,080)	(94,996)
Net revenues	7,290,652	8,200,956	9,196,175	1,519,101
Cost of revenues	(2,372,288)	(2,578,067)	(2,478,516)	(409,422)
Gross profit	4,918,364	5,622,889	6,717,659	1,109,679

Operating expenses:
Selling and marketing expenses	(849,205)	(906,707)	(1,093,612)	(180,652)
General and administrative expenses	(280,227)	(286,223)	(349,832)	(57,788)
Research and development expenses	(465,490)	(718,315)	(921,618)	(152,240)
Total operating expenses	(1,594,922)	(1,911,245)	(2,365,062)	(390,680)

Operating profit	3,323,442	3,711,644	4,352,597	718,999
Other income/(expenses):
Investment income	14,128	43,770	37,255	6,154
Interest income	258,053	423,634	506,181	83,615
Exchange losses	(79,058)	(554)	(15,348)	(2,535)
Other, net	99,164	99,718	95,136	15,715
Income before tax	3,615,729	4,278,212	4,975,821	821,948
Income tax	(392,756)	(691,642)	(530,603)	(87,650)

Net income	3,222,973	3,586,570	4,445,218	734,298
Add: Net loss/(income) attributable to noncontrolling interests	11,291	50,882	(1,308)	(216)
Net income attributable to the NetEase, Inc.’s shareholders	3,234,264	3,637,452	4,443,910	734,082
Comprehensive income	3,222,973	3,586,570	4,445,218	734,298
Add: Comprehensive loss/(income) attributable to noncontrolling interests	11,291	50,882	(1,308)	(216)
Comprehensive income attributable to the NetEase, Inc.’s shareholders	3,234,264	3,637,452	4,443,910	734,082

Net income per share, basic	0.99	1.11	1.37	0.23
Net income per ADS, basic	24.76	27.70	34.21	5.65
Net income per share, diluted	0.99	1.11	1.36	0.23
Net income per ADS, diluted	24.68	27.65	34.12	5.64
Weighted average number of ordinary shares outstanding, basic	3,265,550	3,282,663	3,247,874	3,247,874
Weighted average number of ADS outstanding, basic	130,622	131,307	129,915	129,915
Weighted average number of ordinary shares outstanding, diluted	3,276,704	3,288,330	3,256,297	3,256,297
Weighted average number of ADS outstanding, diluted	131,068	131,533	130,252	130,252

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

			Additional						Total
	Ordinary shares		paid-	Treasury stock		Statutory	Retained	Noncontrolling	shareholders’
	Share	Amount	in capital	Share	Amount	reserves	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010	3,252,364	2,673	850,724	—	—	321,968	8,565,446	(17,173)	9,723,638
Ordinary shares issued upon exercise of employee stock options	15,539	10	73,327	—	—	—	—	—	73,337
Ordinary shares issued upon settlement of restricted share units	6,034	4	(4)	—	—	—	—	—	—
Share-based compensation	—	—	78,289	—	—	—	—	—	78,289
Appropriation to statutory reserves	—	—	—	—	—	150,618	(150,618)	—	—
Net income	—	—	—	—	—	—	3,234,264	(11,291)	3,222,973
Capital injection in a subsidiary by noncontrolling shareholders	—	—	—	—	—	—	—	227	227
Balance as of December 31, 2011	3,273,937	2,687	1,002,336	—	—	472,586	11,649,092	(28,237)	13,098,464
Ordinary shares issued upon exercise of employee stock options	4,929	3	24,709	—	—	—	—	—	24,712
Ordinary shares issued upon settlement of restricted share units	8,680	6	(6)	—	—	—	—	—	—
Share-based compensation	—	—	129,642	—	—	—	—	—	129,642
Appropriation to statutory reserves	—	—	—	—	—	161,522	(161,522)	—	—
Net income	—	—	—	—	—	—	3,637,452	(50,882)	3,586,570
Repurchase of shares	—	—	—	(41,504)	(422,489)	—	—	—	(422,489)
Dividend to shareholders	—	—	—	—	—	—	(815,413)	—	(815,413)
Balance as of December 31, 2012	3,287,546	2,696	1,156,681	(41,504)	(422,489)	634,108	14,309,609	(79,119)	15,601,486
Ordinary shares issued upon exercise of employee stock options	240	—	2,474	—	—	—	—	—	2,474
Ordinary shares issued upon settlement of restricted share units	13,083	8	(8)	—	—	—	—	—	—
Share-based compensation	—	—	217,431	—	—	—	—	—	217,431
Appropriation to statutory reserves	—	—	—	—	—	244,358	(244,358)	—	—
Net income	—	—	—	—	—	—	4,443,910	1,308	4,445,218
Repurchase of shares	—	—	—	(9,081)	(99,262)	—	—	—	(99,262)
Cancellation of treasury stock	(50,585)	(41)	(521,710)	50,585	521,751	—	—	—	—
Capital injection in a subsidiary by noncontrolling shareholders	—	—	10	—	—	—	—	906	916
Balance as of December 31, 2013	3,250,284	2,663	854,878	—	—	878,466	18,509,161	(76,905)	20,168,263

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,222,973	3,586,570	4,445,218	734,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	293,239	233,509	158,363	26,160
Impairment loss for license right	50,316	—	—	—
Share-based compensation cost	122,032	203,018	306,308	50,598
Allowance for/(reversal of) provision for doubtful accounts	416	3,088	(2,007)	(332)
Gain on disposal of property, equipment and software	(74)	(42)	(509)	(84)
Unrealized exchange losses (gains)	76,262	(5,665)	12,266	2,026
Deferred income taxes	(42,442)	(31,568)	142,283	23,503
Net equity share of losses/(income) from associated companies	1,195	(842)	5,321	879
Others	(12,580)	21,758	12,355	2,041
Changes in operating assets and liabilities:
Accounts receivable	10,800	(70,318)	(131,030)	(21,644)
Prepayments and other current assets	(83,490)	(68,833)	(21,933)	(3,623)
Accounts payable	22,710	43,168	70,959	11,722
Salary and welfare payables	62,425	45,434	87,269	14,416
Taxes payable	33,329	(34,449)	(315,001)	(52,034)
Deferred revenue	240,121	145,946	321,018	53,028
Accrued liabilities and other payables	75,716	153,516	145,010	23,954
Net cash provided by operating activities	4,072,948	4,224,290	5,235,890	864,908

Cash flows from investing activities
Purchase of property, equipment and software	(410,120)	(178,654)	(218,936)	(36,166)
Proceeds from sale of property, equipment and software	263	777	4,516	746
Purchase of other intangible assets	(1,042)	(32)	(900)	(149)
Net change of short-term investments with terms of three months or less	—	(120,000)	(480,000)	(79,289)
Purchase of short-term investments	(1,001,026)	(1,101,691)	(400,000)	(66,075)
Proceeds from maturities of short-term investments	20,000	1,120,000	1,040,000	171,796
Purchase of license right	(39,300)	—	—	—
Investment in an associated company	—	—	(200,000)	(33,038)
Transfer to restricted cash	(178,085)	(251,822)	(1,566,244)	(258,725)
Placement/rollover of matured time deposits	(14,311,822)	(19,204,499)	(21,807,617)	(3,602,362)
Proceeds from maturity of time deposits	12,729,850	15,326,801	18,231,797	3,011,678
Net change in other assets	(16,951)	(44,918)	(55,895)	(9,233)
Net cash used in investing activities	(3,208,233)	(4,454,038)	(5,453,279)	(900,817)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	—	1,005,680	166,127
Proceeds from employees exercising stock options	73,337	24,712	2,474	409
Dividends paid to shareholders	—	—	(815,413)	(134,697)
Payments of other long-term payable	(20)	—	—	—
Repurchase of shares	—	(414,942)	(106,809)	(17,644)
Capital injection by noncontrolling shareholders	227	—	916	151
Net cash provided by (used in) financing activities	73,544	(390,230)	86,848	14,346

Effect of exchange rate changes on cash held in foreign currencies	(8,778)	(3,871)	(1,930)	(319)

Net increase (decrease) in cash and cash equivalents	929,481	(623,849)	(132,471)	(21,882)
Cash and cash equivalents beginning of the year	1,285,137	2,214,618	1,590,769	262,776
Cash and cash equivalents end of the year	2,214,618	1,590,769	1,458,298	240,894

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	371,238	683,609	687,454	113,559
Supplemental schedule of non-cash investing and financing activities:
Share repurchase financed by accounts payable	—	7,547	—	—
Dividend payable	—	814,934	—	—
Fixed asset purchases financed by accounts payable	37,614	7,228	10,071	1,664

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                  The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (the “Company”)  with effect from March 29, 2012 after its approval at the Company’s extraordinary general meeting of shareholders held on the same day. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2013, the Company had the following principal subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”.

Place and date of
Name	incorporation

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Interactive Entertainment Limited (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China December 8, 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China June 2, 2006

Hong Kong NetEase Interactive Entertainment Limited (“Hong Kong NetEase Interactive”)	Hong Kong, China November 26, 2007

NetEase (Hong Kong) Limited (“NetEase Hong Kong”)	Hong Kong, China November 26, 2007

Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China July 14, 2009

Zhejiang Weiyang Technology Co., Ltd. (“Weiyang”)	Hangzhou, China March 15, 2010

Lede (Hong Kong) Limited (“Lede Hong Kong”), previously named Ujia (Hong Kong) Limited	Hong Kong, China May 30, 2011

Lede.com, Inc. (“Lede Cayman”), previously named Ujia.com, Inc.	Cayman Islands June 14, 2011

Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China October 25, 2011

NetEase Media, Inc. (“Media Cayman”)	Cayman Islands April 13, 2012

NetEase Media (Hong Kong) Limited (“Media Hong Kong”)	Hong Kong, China June 7, 2012

Anji Weiyang Agricultural Development Co., Ltd. (“Anji Weiyang”)	Anji, China September 18, 2012

NetEase Media Technology (Beijing) Co., Ltd.(“Media Beijing”)	Beijing, China November 28, 2012

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Name	Place and date of incorporation
Hangzhou Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China April 15, 2009

Ujia E-commerce Co., Ltd. (“Ujia E-commerce”)	Hangzhou, China August 8, 2011

Zhoushan Bole Technology Co., Ltd.(“Bole”)	Zhoushan, China March 21, 2014

Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China January 3, 2008

StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China April 18, 2008

StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China December 9, 2008

Guangzhou NetEase and Guangyitong Advertising have been the two principal VIEs of the Group. In addition, Guangzhou NetEase has a wholly-owned subsidiary, Wangyibao Co., Ltd. (“Wangyibao Company”) and a majority-owned subsidiary Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”).

Wangyibao Company was incorporated in China in July 2010 as a subsidiary of Guangzhou NetEase for the purpose of operating the Wangyibao online payment platform of the Company to facilitate e-payments by online game customers to the Company.

Lede Cayman, Lede Hong Kong and Lede Technology were incorporated in the Cayman Islands, Hong Kong and China in June, May and October 2011, respectively, for the purpose of operating the Company’s e-commerce business together with Ujia E-commerce, a VIE incorporated in China in August 2011 by two Chinese employees of the Company.

In 2012, we established Media Cayman and its subsidiaries Media Hong Kong and Media Beijing, which have operated the Company’s portal business together with Guangyitong Advertising since October 2013.

In February 2013, we completed the merger of Guangzhou NetEase Interactive Entertainment Co., Ltd. and Guangzhou NetEase Information Technology Co., Ltd. into Boguan, with Boguan as the surviving entity.

Bole was incorporated in China in March 2014 and was not fully operational.

In addition, Shanghai EaseNet is a PRC company owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard Entertainment, Inc. (“Blizzard”) and the Company, and with the Company. The joint venture was established concurrently with the licensing of certain online games in August 2008 and provides technical services to Shanghai EaseNet. The joint venture currently consists of two companies, StormNet IT HK and its wholly-owned subsidiary StormNet IT SH.

As of December 31, 2013, the total assets of all the consolidated VIEs of the Company were RMB2.3 billion, mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2013, the total liabilities of the consolidated VIEs were RMB2.1 billion, mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for the registered capital of the VIEs and certain non-distributable statutory reserves amounting to approximately RMB186.1 million and RMB11.5 million, respectively as of December 31, 2013.  As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2013.

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

VIE Arrangements with Guangzhou NetEase, Guangyitong Advertising, Ujia E-commerce and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online games, Internet content and wireless value-added services, as well as the provision of advertising services.  Such VIEs are:

(1)  Guangzhou NetEase (owned by William Lei Ding, our principal shareholder, and his brother, Bo Ding),

(2)  Guangyitong Advertising (owned by Mr. Ding and Guangzhou NetEase), and

(3)  Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with the VIEs, the Company’s subsidiaries NetEase Beijing, Media Beijing, Boguan and NetEase Hangzhou provided technical consulting and related services to these VIEs. In 2012, these agreements were replaced with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in our business in China becoming subject to a value-added tax instead of a business tax. The principal agreements that transfer economic benefits of Guangzhou NetEase and Guangyitong Advertising to the Company and its subsidiaries are:

•                 Cooperative agreements with Guangzhou NetEase — under these agreements, the Company’s subsidiaries NetEase Beijing, Boguan and NetEase Hangzhou provide various technical consulting and related services to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.

•                 Cooperative agreements with Guangyitong Advertising — under these agreements, NetEase Beijing from 2012 until October 2013, and Media Beijing from October 2013 onwards, provide various technical consulting and related services in exchange for substantially all of Guangyitong Advertising’s profits.

Each cooperative agreement will remain in effect indefinitely unless any one of the contract parties objects or otherwise required by law.

The principal agreements that provide the Company and its subsidiaries effective control over Guangzhou NetEase and Guangyitong Advertising are:

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

In August 2011, we also established a new affiliated variable interest entity in China, Ujia E-commerce, and we entered into a series of agreements with that entity, which are designed to give us operational control over it. The terms of these agreements are basically the same with other contractual agreements as described above. Ujia E-commerce has a license to provide Internet content, and it currently operates a small portion of our e-commerce services.

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

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008, April 2009, July 2011, November 2012 and July 2013, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and the Company, and the Company.

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The major shareholder of Guangzhou NetEase, which is in turn the major shareholder of Guangyitong Advertising, Wangyibao Company and Youdao Computer, and of Shanghai EaseNet is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: lives of the permanent in-game items, the determination of whether sales prices are fixed or determinable and collectability is reasonably assured, realization of deferred tax assets and the determination of uncertain tax positions, useful lives and impairment provision of property, equipment and software and intangibles, assumptions related to stock-based compensation and assumptions related to the valuation of the equity investments.

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote. The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more. The revenue recognized from the inactive accounts was insignificant in 2011, 2012 and 2013.

(ii)                   Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by Guangyitong Advertising. Advertising service contracts may consist of multiple elements that typically spans over a quarter to a year. Before 2011, the Company had not established vendor specific objective evidence of fair value for the multiple components and, as a result, with respect to the advertising contract that do not include a fixed delivery pattern for various types of advertising services, recognition of revenues is deferred until completion of the contract. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. In accordance with ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements (“ASU No.2009 -13”), on January 1, 2011, the Company began to treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and to recognize revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, the Company allocates the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. The Company uses (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) the management’s best estimate of the selling price for that deliverable. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

For the years ended December 31, 2011, 2012 and 2013, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

Revenues from e-commerce services are currently not material, mainly include e-commerce services related to third-party lottery products, personalized photo-based products, game accessories and other e-commerce related services. Revenues are recognized when such products are transferred to the customers or the services are rendered and collections are reasonably assured.

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

(e)                   Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. For the years ended December 31, 2011, 2012 and 2013, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)                   Cash, cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2012, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$30.1 million and Euro23.6 million, respectively. As of December 31, 2013, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$12.7 million and Euro4.3 million, respectively (equivalent to approximately RMB77.5 million and RMB36.0 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2012, there were time deposits denominated in US dollars and Euro amounting to approximately US$29.9 million and Euro18.4 million, respectively. As of December 31, 2013, there were time deposits denominated in US dollars and Euro amounting to approximately US$382.3 million and Euro2.6 million (equivalent to approximately RMB2.3 billion and RMB21.9 million, respectively).

As of December 31, 2012 and 2013, the Company had approximately RMB13.4 billion and RMB14.6 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 88.1% and 78.3% of total cash and cash equivalents and time deposits of the Company, respectively.

As of December 31, 2012 and 2013, the Company had a restricted cash balance which is set aside for a period of 12 months or less of approximately RMB570.5 million and RMB2,136.7 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Guarantee deposit for consulting fee payments due to Blizzard	85.0	70.0
Escrow account deposit for funding sales and marketing activities of Blizzard’s licensed games	209.2	212.4
Customer deposit of Wangyibao accounts	276.3	389.3
Pledge deposit for short-term bank borrowing	—	1,459.0
Others	—	6.0
	570.5	2,136.7

The Company had no other lien arrangements during 2012 and 2013.

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, short-term loan, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 26 for additional information.

(h)                  Investment

Investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Company has positive intent and ability to hold to maturity.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income /(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 6 and Note 26 for additional information.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in other long-term assets.

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

(l)                     Advertising expenses

The Company expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB247.0 million, RMB242.8 million and RMB370.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.0537 on the last trading day of 2013 (December 31, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(n)                  Share-based compensation

The Company measures the cost of employee services received in exchange for stock options at the grant date fair value of the award under its 2000 Stock Incentive Plan (see Note 19(a)). The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.  The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under its 2009 Restricted Share Unit Plan (see Note 19(b)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB144.4 million and RMB119.9 million, respectively, as of December 31, 2013. There were no significant cash payments for share-based liabilities for the years ended 2011, 2012 and 2013.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 19 for further information regarding share-based compensation assumptions and expense.

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

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2011, 2012 and 2013.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2012 and 2013.

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

(q)                  Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to foreign invested enterprises in China, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund and (ii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other reserve funds is at the discretion of the Board of Directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the Board of Directors of the respective companies.

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

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Appropriations to general reserve fund and statutory surplus fund	150,618	161,522	244,358

For the years ended December 31, 2011, 2012 and 2013, NetEase Beijing and Boguan did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

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

(t)                     Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The comprehensive income and the net income are the same during the years ended December 31, 2011, 2012 and 2013.

(u)                  Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 25.

(v)                  Dividends

Dividends of the Company are recognized when declared.

(w)                Recently issued accounting pronouncements

In March of 2013, the FASB issued guidance on “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In March of 2013, the FASB issued guidance on “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

3.                        Concentrations and Risks

(a)                  Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2011, 2012 and 2013 as follows:

	For the year ended December 31,
	2011	2012	2013
Total number of telecommunications service providers	12	11	13
Service providers providing 10% or more of the Company’s requirements	3	2	3
Total % of the Company’s requirements provided by 10% or greater service providers	86.6%	82.1%	91.9%

(b)                   Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2012 and 2013, substantially all of the Company’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services. No single customer had a receivable balance exceeding 10% of the total accounts receivable balance for the years ended December 31, 2012, and a single customer has a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2013, as follows:

	December 31,	December 31,
	2012	2013
Customer A	Below 10%	10.04%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of the held-to-maturity investment of fixed-rate corporate bonds of well-known Chinese companies and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, both have a maturity date within one year as of the purchase date. The held-to-maturity investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of the held-to-maturity investments and other short-term investments range from 3.30% to 7.00% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Company and have a material effect on the Company’s financial condition and results of operations.

(c)                    Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2011, 2012 and 2013.

(d)                   Online Games

The Company derived a combined total of 94.5%, 93.7% and 90.6% of its total net game revenues for the years ended December 31, 2011, 2012 and 2013, respectively, from several of the Company’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey II (a comprehensive upgrade from Fantasy Westward Journey), New Westward Journey Online II (a comprehensive upgrade from Westward Journey Online II), Tianxia III, Ghost II (a comprehensive upgrade from Ghost) and Heroes of Tang Dynasty II, as well as World of Warcraft®, a game developed by and licensed from Blizzard.

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

4.                        Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2011	7,822	416	(266)	7,972
2012	7,972	3,088	(668)	10,392
2013	10,392	(2,007)	(110)	8,275

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	424,757	374,877
Prepayment for royalties - current portion	257,037	221,921
Interest receivable	182,681	246,178
Prepayments of operational expenses	43,686	73,693
Wangyibao operating funds held by third party online payment settlement service providers	105,735	74,793
Prepayment for sales tax	63,303	77,436
Employee advances	9,892	21,755
Security and rental deposits	8,505	14,438
Other	26,188	39,181
	1,121,784	1,144,272

In accordance with the license agreements of World of Warcraft and StarCraft® II: Wings of Liberty®, the Company made the guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2012 and 2013. The guarantee amounts will be released to the Company when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2012 and 2013, prepayments for royalties representing prepaid royalties based on game cards activated but remaining unconsumed related to operations of games licensed from Blizzard.

In February 2009, the Company launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Company engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2012 and 2013, the Company had operating funds held by its third party online payment settlement service providers as shown above.

The amount of employee advances listed above included staff housing loan balances of RMB9.1 million and RMB19.2 million repayable within 12 months from December 31, 2012 and 2013, respectively (see Note 10 (b)). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2012 and 2013.

6.                        Short-term Investments

As of December 31, 2012 and 2013, the Group’s short-term investments mainly consisted of held-to-maturity investments including fixed-rate corporate bonds and financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2013, the effective yields of short-term investments ranged from 3.30% to 7.00% per annum (2012: 4.00% to 4.75% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2013
	Cost	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Other short-term investments	901,183	—	901,183

	December 31, 2012
	Cost	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities-fixed rate investments	953,035	—	953,035
Other short-term investments	120,504	—	120,504
	1,073,539		1,073,539

During the years ended December 31, 2011, 2012 and 2013, the Company recorded investment income related to short-term investments of RMB13.1million, RMB42.9 million and RMB35.8 million in the consolidated statements of operations and comprehensive income, respectively.

7.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Building and decoration	564,001	609,865
Leasehold improvements	39,062	42,491
Furniture, fixtures and office equipment	47,628	49,000
Vehicles	10,095	14,845
Servers and computers	729,724	818,271
Software	38,182	40,141
Construction in progress	135,041	196,929
	1,563,733	1,771,542
Less: accumulated depreciation	(748,707)	(899,429)
Net book value	815,026	872,113

Depreciation expense was RMB208.3 million, RMB184.2 million and RMB158.0 million for the years ended 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, the Construction in progress balance mainly represented a prepayment of RMB112.0 million and RMB189.5 million, respectively, for the construction of an office building in Beijing. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

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

	December 31,	December 31,
	2012	2013
	RMB	RMB
Cost	27,779	27,779
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(1,250)	(1,508)
Land use right, net	11,529	11,271

The total amortization expense for each of the years ended December 31, 2011, 2012 and 2013 amounted to approximately RMB258,000. The estimated amortization expense for each of the five succeeding fiscal years is expected to be approximately RMB258,000 each year.

9.                        License Rights

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed game, which was commercially launched in China on April 6, 2011; Warcraft® III: Reign of Chaos®, a fantasy-themed strategy game; and Warcraft® III: The Frozen Throne®, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licenses on an exclusive basis in China its Battle.net® platform which enables multiplayer interaction within these games and other online services. The term of these licenses will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial launch of StarCraft II: Wings of Liberty in China. On behalf of Shanghai EaseNet as licensee of the games, the Company has paid to Blizzard US$4.0 million (RMB27.5 million) and US$6.0 million (RMB39.3 million) as initial license fees in 2008 and 2011, respectively, and started amortizing those prepaid license fees since April 2011.

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

The foregoing license rights are summarized as follows (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Payment for license rights	271,582	271,582
Accumulated amortization	(221,266)	(221,266)
Impairment provision for license rights other than World of Warcraft	(50,316)	(50,316)
	—	—

The total amortization expense for the years ended December 31, 2011, 2012 and 2013 amounted to approximately RMB84.7 million, RMB49.0 million and nil, respectively.

10.                 Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Investment in associated companies	34,323	227,656
Staff housing loans	26,529	58,766
Equity investments	7,915	38,473
Non-current deposits	17,704	3,198
Others	4,042	14,005
	90,513	342,098

(a)         Investment in associated companies

(1)         In August 2008, the Company acquired a 38.5% equity interest in SunEase, Inc., a provider of e-mail integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting with allocation of the purchase price set out as follows (in thousands):

RMB
Tangible assets	12,050
Intangible assets	6,722
Goodwill	14,046
Liabilities	(1,818)
31,000

The above intangible assets consisted of trade name, customer contracts and relationships and technology valued at RMB2.3 million, RMB2.8 million and RMB1.6 million, respectively, which were fully amortized as of December 31, 2012. Amortization expense of the above-mentioned intangible assets was approximately RMB0.8 million, RMB3.4 million and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

(2)         In August 2013, the Company established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Hangzhou Yixin Technology Co., Ltd. (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Company injected RMB200 million cash in exchange of 27% percent voting interest in Yixin.

The investment was accounted for under the equity method of accounting with allocation of the investment cost as set out as follows (in thousands):

RMB
Tangible assets	58,320
Intangible assets	15,876
Goodwill	129,773
Deferred tax liabilities	(3,969)
200,000

The above intangible assets consisted of non-compete agreement, customer base and an exclusivity arrangement at RMB5.9 million, RMB7.8 million and RMB2.1 million, respectively. Amortization expense of the above-mentioned intangible assets was approximately RMB1.1 million for the years ended December 31, 2013.

The Company recorded equity share of losses from associated companies totaling RMB1.2 million for the year ended December 31, 2011, equity share of profits of RMB0.8 million for the year ended December 31, 2012 and equity share of loss of RMB5.3 million for the year ended December 31, 2013, respectively.

(b)         The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying 3.25% to 3.5% per annum for the years ended December 31, 2012 and 2013, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2012 and 2013 amounted to approximately RMB9.1 million and RMB19.2 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

11.                 Taxation

(a)                   Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, Lede Cayman and Media Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or Lede Cayman or Media Cayman to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong and StormNet IT HK are subject to 16.5% income tax for 2012 and 2013 on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008.

NetEase Beijing, Boguan and NetEase Hangzhou qualified as HNTEs and enjoyed a preferential tax rate of 15% from 2011 to 2013.  In 2013, each of those three entities was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% from 2011 to 2014 and hence the related tax benefit from 2011to 2013 was recorded in 2013.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly it was exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2011, 2012 and 2013 (in thousands except per share data):

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	559,032	503,045	818,056
Earnings per share effect, basic	0.17	0.15	0.25
Earnings per share effect, diluted	0.17	0.15	0.25

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current tax expense	435,198	723,210	388,320
Deferred tax expense (benefit)	(42,442)	(31,568)	142,283
Income tax expenses	392,756	691,642	530,603

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2011	2012	2013
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(0.1)	(1.0)	0.3
Effect due to overseas tax-exempt entities	1.4	1.2	1.4
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(15.5)	(11.8)	(16.4)
Change in valuation allowance	1.8	1.9	0.8
Income tax refund	(1.0)	—	(7.3)
Effect of withholding income tax	—	0.9	6.9
Effect of changes in the tax status	(0.7)	—	—
Effective income tax rate	10.9	16.2	10.7

As of December 31, 2013, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2014	46,233
Loss expiring in 2015	57,569
Loss expiring in 2016	178,583
Loss expiring in 2017	252,783
Loss expiring in 2018	247,524
782,692

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

Since 2012, a pilot program transitioning specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in certain provinces (“Pilot Program”) and subsequently expanded nationwide in 2013.  According to the implementation circulars, most of our subsidiaries and VIEs were in the Pilot Program and subject to VAT with tax rate of 6% from the original BT rate of 5%.

According to the prevailing tax regulation, urban maintenance and construction tax and education surcharges shall be collected based on VAT, consumption tax and BT of foreign-invested enterprises effective from December 1, 2010.The Company’s foreign-invested enterprises are subject to the urban maintenance and construction tax, education surcharge and local education of 12%.

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2012 and 2013 (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	90,555	80,115
Accruals	83,864	64,374
	174,419	144,489
Less: valuation allowance	(30,490)	(15,207)
Total	143,929	129,282

Deferred tax assets - Non-current:
Depreciation of fixed assets	2,215	2,234
Impairment of license rights	7,021	1,413
Net operating tax loss carry forward	119,795	173,243
Amortization of Intangible assets	—	20,851
	129,031	197,741
Less: valuation allowance	(126,816)	(174,656)
Total	2,215	23,085

	December 31,	December 31,
	2012	2013
	RMB	RMB
Deferred tax liabilities - Current:	—	148,506

The Company does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the group is more likely than not to be realized. Consequently, the Company has provided full valuation allowances for certain entities of the group on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented (in thousands):

	Balance at	Provision	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2011	18,625	66,701	85,326
2012	85,326	71,980	157,306
2013	157,306	32,557	189,863

(d)                  Withholding income tax

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Based on the interpretation of the current tax laws, management believes that the Company and all its non-PRC subsidiaries are not considered as a “resident enterprise” in China for corporate income tax purposes, but it cannot be certain that the relevant PRC tax authorities will agree with this determination. Except for the foregoing withholding taxes, the Company’s non-PRC subsidiaries, which are currently all incorporated in Hong Kong, the British Virgin Islands or Cayman Islands are not subject to taxation on dividends they receive from the Company’s PRC subsidiaries.

In 2012, the Company accrued RMB40.0 million of withholding tax liabilities related to the cash expected to be distributed from its PRC subsidiaries to overseas associated with a declared special dividend.

In 2013, the Company accrued RMB344.7 million of withholding tax liabilities, of which RMB55.6 million was associated with its 2013 annual dividend and RMB289.1 million was associated with cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

Aside from the above distributions, the Company intends to indefinitely reinvest all remaining undistributed earnings as of December 31, 2013 in its PRC subsidiaries. Accordingly, no other withholding tax is expected to be incurred, and the unrecognized deferred tax liabilities as of December 31, 2012 and 2013 were approximately RMB655.9 million and RMB597.3 million, respectively.

12.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2012 and 2013 (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Sales tax	41,028	18,139
Withholding individual income taxes for employees	31,335	31,696
Enterprise income taxes	297,457	3,326
Others	19,645	21,302
	389,465	74,463

13.                Short-term Loan

In January 2013, the Company entered into a short-term loan arrangement with the Hong Kong and Shanghai Banking Corporation (“HSBC”). The commitment of the loan amounts to RMB975.50 million (US$161.1 million), with a fixed interest rate of 1.25% per annum and a maturity term of twelve months.

14.               Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2012 and 2013 (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
Customer deposits on Wangyibao accounts	382,029	464,061
Accrued fixed assets related payables	5,410	9,449
Marketing expenses	94,609	158,298
Royalty and consulting fee payments due to Blizzard	84,982	53,867
Server custody fees and telecommunication charges	31,694	38,850
RSU payables (see Note 2(n))	75,639	119,851
Professional fees	8,109	10,517
Accrued revenue sharing	11,463	11,448
Content cost	22,342	23,827
Others	48,196	67,131
	764,473	957,299

15.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

16.                Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2012 and 2013 (in thousands):

	December 31,	December 31,
	2012	2013
	RMB	RMB
RSU long-term payable (see Note 2(n))	99,768	144,433
Other	200	450
	99,968	144,883

17.                Capital Structure

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

18.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Company has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2011, 2012 and 2013 (in millions):

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
Contributions to medical and pension schemes	137.2	160.9	205.0
Other employee benefits	68.9	95.6	123.0
	206.1	256.5	328.0

19.                Share-based Compensation

(a)                  Description of stock option plan

According to a resolution of the Board of Directors of the Company in 2000, the Company adopted its 2000 Stock Incentive Plan which was amended and restated in 2001 (the “2000 Stock Incentive Plan”).

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

(b)                  Restricted share units plan

In November 2009, the Company adopted a restricted share units plan for the Company’s employees, directors and consultants (the “2009 RSU Plan”). The Company has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the Board of Directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

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

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	57,318	100,540	165,708
Selling and marketing expenses	11,357	13,368	17,967
General and administrative expenses	17,897	33,374	48,350
Research and development expenses	35,460	55,736	74,283
	122,032	203,018	306,308

As of December 31, 2013, there was no unrecognized compensation cost under the 2000 Stock Incentive Plan as the options granted thereunder were fully vested.

As of December 31, 2013, total unrecognized compensation cost related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$85.1 million (RMB515.4 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2013, the weighted average remaining vesting period was 3.23 years.

(d)                  Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The Company did not grant any stock options in 2011, 2012 and 2013. Refer to Note 2(n) for the description of the bases the Company follows in the valuation of RSUs.

(e)                   Stock options and restricted share units award activities

The following table presents a summary of the Company’s stock options and RSUs award activities for the years ended December 31, 2011, 2012 and 2013:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2011	17,369	1,875	1,812	21,056	0.767
Exercised	(13,664)	(1,875)	—	(15,539)	0.728
Expired/forfeited	(63)	—	—	(63)	0.728
Reclassification due to position change	875	—	(875)	—	—
Outstanding at December 31, 2011	4,517	—	937	5,454	0.877

Outstanding at January 1, 2012	4,517	—	937	5,454	0.877
Exercised during the year	(3,992)	—	(937)	(4,929)	0.794
Outstanding at December 31, 2012	525	—	—	525	1.659

Outstanding at January 1, 2013	525	—	—	525	1.659
Exercised during the year	(240)	—	—	(240)	1.659
Outstanding at December 31, 2013	285	—	—	285	1.659

For the year ended December 31, 2013, no stock options expired or were forfeited.

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Outstanding at January 1, 2011	8,380	—	720	9,100
Granted	12,854	4,368	580	17,802
Vested	(5,024)	(290)	(720)	(6,034)
Forfeited	(3,838)	(2,378)	—	(6,216)
Outstanding at December 31, 2011	12,372	1,700	580	14,652

Outstanding at January 1, 2012	12,372	1,700	580	14,652
Granted	18,451	—	265	18,716
Vested	(8,390)	—	(290)	(8,680)
Forfeited	(1,973)	(1,700)	(290)	(3,963)
Outstanding at December 31, 2012	20,460	—	265	20,725

Outstanding at January 1, 2013	20,460	—	265	20,725
Granted	18,371	—	287	18,658
Vested	(12,818)	—	(265)	(13,083)
Forfeited	(861)	—	—	(861)
Outstanding at December 31, 2013	25,152	—	287	25,439

The following table presents the total intrinsic value of options exercised and the total fair value of RSUs on vesting dates for the years ended 2011, 2012 and 2013, respectively:

	Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2011	17.2	111.2
2012	6.3	39.1
2013	0.2	1.4

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2011	11.0	71.2
2012	18.6	115.8
2013	27.3	165.3

The following table presents the weighted average remaining contractual life for the options and RSUs outstanding as of December 31, 2013:

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding/	Contractual	Exercise
Exercise Price	Exercisable	Life	Price
	(in thousands)	Years	US$
Stock Options
US$1.659	285	0.88	1.66
	285	0.88	1.66
Restricted Share Units
Performance-based settled in stock	95	1.17	n/a
Time-based-settled in stock/cash	39,490	3.28	n/a
Time-based-settled in stock	21,791	2.86	n/a
	61,376	3.13	n/a

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2013 was US$0.42 million. The intrinsic value was calculated as the difference between the Company’s closing stock price of US$78.60 per ADS, or US$3.1440 per ordinary share as of December 31, 2013, and the exercise price of the underlying options as of that date.

The aggregate intrinsic value of RSUs outstanding as of December 31, 2013 was US$189.1 million. The intrinsic value was calculated based on the Company’s closing stock price of US$78.60 per ADS, or US$3.1440 per ordinary share as of December 31, 2013.

It is the Company’s policy to issue new shares upon share option exercises and vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 234,521,325 as of December 31, 2013.

20.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2011	2012	2013
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	3,234,264	3,637,452	4,443,910

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,265,550	3,282,663	3,247,874
Dilutive effect of employee stock options and restricted share units	11,154	5,667	8,423
Weighted average number of ordinary shares outstanding, diluted	3,276,704	3,288,330	3,256,297
Net income per share, basic (RMB)	0.99	1.11	1.37
Net income per share, diluted (RMB)	0.99	1.11	1.36

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2011, 2012 and 2013, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share was approximately 9.6 million shares, 4.2 million shares and 2.9 million shares, respectively.

21.                Commitments and Contingencies

(a)                  Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2013, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2014	26,421	29,375	3,477	37,936	97,209
2015	12,805	2,019	1,692	2,003	18,519
2016	6,054	259	423	897	7,633
2017	3,150	86	—	478	3,714
Beyond 2017	16,163	—	—	139	16,302
	64,593	31,739	5,592	41,453	143,377

For the years ended December 31, 2011, 2012 and 2013, the Company incurred rental expenses in the amounts of approximately RMB50.5  million, RMB59.8 million and RMB59.6 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform, as described in Note 9 above. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China in April 2011.  In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in mainland China for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period to another three-year period commencing from September 2012. In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone™: Heroes of Warcraft™ in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014. Under these license agreements, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of the Warcraft for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of the Warcraft for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned license agreements, the Company has incurred an overall commitment totaling approximately RMB3.6 billion. As of December 31, 2013, the Company’s outstanding commitments under these license agreements totaled RMB670.0 million which can be summarized as follows (in millions):

RMB
2014	557.4
2015	107.8
2016	4.8
Total	670.0

Furthermore, under a license agreement entered into in November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm™ (previously named Blizzard All-Stars) in the PRC for a period of three years from the game’s commercial release. The Company expects to incur a commitment totaling approximately RMB375.9 million (US$62.1 million), including royalty, consultancy fees to Blizzard and minimum marketing expenditure. The Heroes of The Storm has not been commercially launched yet in China.

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the three license agreements with Blizzard in the aggregate amount of up to approximately RMB209.9 million over the remaining term of licenses as of December 31, 2013. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

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

(b)                  Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

22.                Dividends

Special Dividend

On November 13, 2012, the Company’s Board approved a special cash dividend of US$1.00 per ADS in order to give value back to shareholders. The special cash dividend amounting to RMB815.4 million (US$130.8 million) was payable to shareholders of record as of January 15, 2013 and was paid on January 18, 2013.

Annual Dividend Policy

In 2013, the Company’s Board approved an annual dividend policy. Under this policy, the Company intends to make annual cash dividend distributions commencing in 2013 in an amount between 20% and 25% of its anticipated annual net income after tax in the current fiscal year. The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of the Company’s Board and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties.

On February 11,  2014, the Company’s Board approved an annual cash dividend with respect to fiscal year 2013 in the amount of US$1.41 per ADS, amounting to an aggregate of RMB1,109.7 million (US$183.3 million). Such dividend was payable to shareholders of record as of February 26, 2014 and was paid on March 7, 2014.

23.                Share Repurchase Programs

The Company’s Board approved five share repurchase programs prior to 2012 which authorized management to repurchase the Company’s ordinary shares to enhance shareholder value. In November 2012, the Company’s Board approved a share repurchase program authorizing management to repurchase up to US$100 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed twelve months. The timing and actual number of shares subject to repurchase were at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The share repurchase program specified a maximum dollar value of shares subject to repurchase and had an expiration date and could have been limited or terminated at any time without prior notice. Such share repurchase program expired on November 20, 2013, and the Company repurchased 2.02 million ADSs (equivalent to 48.6 million ordinary shares) for consideration amounting to approximately US$83.0 million under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

As of December 31, 2013, there was no share repurchase program in effect, and the Company did not have any repurchased shares pending cancellation.

In February 2014, the Company’s Board approved a new share repurchase program authorizing management to repurchase up to US$100 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed twelve months. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The share repurchase program specifies a maximum dollar value of shares subject to repurchase and has an expiration date and can be limited or terminated at any time without prior notice.

24.                Related Party Transactions

The Group had no material transactions with related parties for the year ended December 31, 2013, and no material related parties’ balances as of December 31, 2013.

25.                Segment Information

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

(b)                  Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2011, 2012 and 2013. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2011, 2012 and 2013 (in thousands).

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total revenues:
Online game services	6,552,431	7,287,063	8,308,618
Advertising services	795,422	850,157	1,094,623
E-mail, wireless value-added services and others	124,898	242,741	368,014
Total revenues	7,472,751	8,379,961	9,771,255

Sales tax expense (Note 11(b)):
Online game services	(103,824)	(86,478)	(444,154)
Advertising services	(75,349)	(82,680)	(107,156)
E-mail, wireless value-added services and others	(2,926)	(9,847)	(23,770)
Total Sales taxes	(182,099)	(179,005)	(575,080)

Net revenues:
Online game services	6,448,607	7,200,585	7,864,464
Advertising services	720,073	767,477	987,467
E-mail, wireless value-added services and others	121,972	232,894	344,244
Total net revenues	7,290,652	8,200,956	9,196,175

Cost of revenues:
Online game services	(1,859,176)	(1,872,734)	(1,649,803)
Advertising services	(380,201)	(474,165)	(461,286)
E-mail, wireless value-added services and others	(132,911)	(231,168)	(367,427)
Total cost of revenues	(2,372,288)	(2,578,067)	(2,478,516)

Gross profit (loss):
Online game services	4,589,431	5,327,851	6,214,661
Advertising services	339,872	293,312	526,181
E-mail, wireless value-added services and others	(10,939)	1,726	(23,183)
Total gross profit	4,918,364	5,622,889	6,717,659

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

26.                Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Time deposits-short term	16,625,468	16,625,468	—
Time deposits-long term	500,000	500,000	—
Other short-term investments	901,183	—	901,183
Total	18,026,651	17,125,468	901,183

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

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

27.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3.1 billion or 15% of the Company’s total consolidated net assets as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings in associated companies in the consolidated retained earnings due to losses incurred by them.