Form 20-F
period 2014-12-31
NetEase, Inc.
filed 2015-04-24
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

3,268,019,356 ordinary shares, par value US$0.0001 per share.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

•                                the risk that the online game market will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games or expansion packs and other improvements to our existing games do not become as popular as management anticipates;

•                                the risk that we will not be successful in our product diversification efforts, including our focus on item- and fee-based games and mobile games, entry into strategic licensing arrangements, and our expansion of our mobile Internet and e-commerce offerings;

•                                the risk of changes in Chinese government regulation of the online game or e-commerce markets that limit future growth of our revenues or causes revenues to decline;

•                                the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;

•                                the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition, and the risk that investments by us in our content and services may not increase the appeal of our websites among Internet users or result in increased advertising revenues;

•                                the risk that we will not be able to control our expenses in future periods;

•                                governmental uncertainties (including possible changes in the effective tax rates applicable to us and our subsidiaries and affiliates and our ability to receive and maintain approvals of the preferential tax treatments), general competition and price pressures in the marketplace;

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

A.                         Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2010 and 2011 and as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Revenues:
Online game services	4,944,439	6,552,431	7,287,063	8,308,618	9,815,019	1,581,894
Advertising services	633,209	795,422	850,157	1,094,623	1,551,652	250,081
E-mail, e-commerce and others	82,141	124,898	242,741	368,014	1,113,773	179,507
	5,659,789	7,472,751	8,379,961	9,771,255	12,480,444	2,011,482
Sales tax expense	(152,120)	(182,099)	(179,005)	(575,080)	(767,610)	(123,716)
Net revenues	5,507,669	7,290,652	8,200,956	9,196,175	11,712,834	1,887,766

Cost of revenues	(1,798,841)	(2,372,288)	(2,578,067)	(2,478,516)	(3,261,544)	(525,665)
Gross profit	3,708,828	4,918,364	5,622,889	6,717,659	8,451,290	1,362,101

Operating expenses:
Selling and marketing expenses	(656,976)	(849,205)	(906,707)	(1,093,612)	(1,894,998)	(305,418)
General and administrative expenses	(189,621)	(280,227)	(286,223)	(349,832)	(467,669)	(75,375)
Research and development expenses	(317,929)	(465,490)	(718,315)	(921,618)	(1,323,498)	(213,309)
Total operating expenses	(1,164,526)	(1,594,922)	(1,911,245)	(2,365,062)	(3,686,165)	(594,102)

Operating profit	2,544,302	3,323,442	3,711,644	4,352,597	4,765,125	767,999
Other income (expenses):
Investment income	290	14,128	43,770	37,255	27,373	4,412
Interest income	141,001	258,053	423,634	506,181	601,502	96,944
Exchange losses	(89,488)	(79,058)	(554)	(15,348)	(17,998)	(2,901)
Other, net	(19,634)	99,164	99,718	95,136	82,438	13,287
Income before tax	2,576,471	3,615,729	4,278,212	4,975,821	5,458,440	879,741
Income tax	(344,446)	(392,756)	(691,642)	(530,603)	(662,735)	(106,814)

Net income	2,232,025	3,222,973	3,586,570	4,445,218	4,795,705	772,927

Add: Net loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	3,747	11,291	50,882	(1,308)	(39,082)	(6,299)
Net income attributable to NetEase, Inc.’s shareholders	2,235,772	3,234,264	3,637,452	4,443,910	4,756,623	766,628

Comprehensive income	2,232,025	3,222,973	3,586,570	4,445,218	4,795,705	772,927
Add: Comprehensive loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	3,747	11,291	50,882	(1,308)	(39,082)	(6,299)
Comprehensive income attributable to NetEase, Inc.’s shareholders	2,235,772	3,234,264	3,637,452	4,443,910	4,756,623	766,628
Cash dividend per share	—	—	0.25	—	—	—

Net income attributable to NetEase, Inc.’s shareholders per share, basic	0.69	0.99	1.11	1.37	1.46	0.24
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	0.69	0.99	1.11	1.36	1.45	0.23
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	17.22	24.76	27.70	34.21	36.43	5.87
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	17.14	24.68	27.65	34.12	36.29	5.85
Weighted average number of ordinary shares outstanding, basic	3,246,426	3,265,550	3,282,663	3,247,874	3,264,450	3,264,450
Weighted average number of ADS outstanding, basic	129,857	130,622	131,307	129,915	130,578	130,578
Weighted average number of ordinary shares outstanding, diluted	3,261,886	3,276,704	3,288,330	3,256,297	3,277,049	3,277,049
Weighted average number of ADS outstanding, diluted	130,475	131,068	131,533	130,252	131,082	131,082
Share-based compensation cost included in:
Cost of revenues	37,342	57,318	100,540	165,708	169,621	27,338
Selling and marketing expenses	8,123	11,357	13,368	17,967	23,253	3,748
General and administrative expenses	31,580	17,897	33,374	48,350	51,475	8,296
Research and development expenses	25,361	35,460	55,736	74,283	104,928	16,911
	102,406	122,032	203,018	306,308	349,277	56,293

Other Financial Data:
Capital expenditures	297,980	410,120	178,654	218,936	537,376	86,609
Net cash provided by/(used in):
Operating activities	2,854,954	4,072,948	4,224,290	5,235,890	5,873,023	946,559
Investing activities	(2,621,162)	(3,208,233)	(4,454,038)	(5,453,279)	(4,520,166)	(728,518)
Financing activities	24,139	73,544	(390,230)	86,848	(778,442)	(125,462)

	As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands )
Balance Sheet Data:
Cash and cash equivalents	1,285,137	2,214,618	1,590,769	1,458,298	2,021,453	325,799
Time deposits	8,193,972	9,704,777	13,098,661	16,625,468	18,496,574	2,981,107
Property, equipment and software, net	755,778	848,469	815,026	872,113	1,281,225	206,496
Total assets	11,586,662	15,444,931	19,277,956	24,546,330	30,354,671	4,892,285
Total current liabilities	1,828,227	2,282,577	3,576,502	4,233,184	6,756,447	1,088,942
Total long-term liabilities	34,797	63,890	99,968	144,883	106,430	17,153
Working capital (Note 2)	8,798,668	12,191,609	14,292,171	18,564,579	20,976,075	3,380,729
Mezzanine classified noncontrolling interests	—	—	—	—	133,634	21,538
Total shareholders’ equity	9,723,638	13,098,464	15,601,486	20,168,263	23,358,160	3,764,652

Note 1:                 See the section titled “Exchange Rate Information” below.

Note 2:                 Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.2046 on the last trading day of 2014 (December 31, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 10, 2015 was US$1.00: RMB6.2082. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2014 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2010, 2011, 2012, 2013 and 2014.

Year	Renminbi Average(1)
2010	6.7603
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2014	6.1107	6.1385
November 30, 2014	6.1117	6.1429
December 31, 2014	6.1490	6.2256
January 31, 2015	6.1870	6.2535
February 28, 2015	6.2399	6.2695
March 31, 2015	6.1955	6.2741

B.                         Capitalization and Indebtedness

Not applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

D.                         Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 82.3%, 77.5% and 66.8% of our total net revenues in 2012, 2013 and 2014, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing PC-client games, known as MMORPGs, including New Westward Journey Online II, Fantasy Westward Journey II, Tianxia III, Ghost II, Heroes of Tang Dynasty Zero, as well as World of Warcraft® and other games licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 82.3%, 77.5% and 66.8% of our total net revenues in 2012, 2013 and 2014, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched PC or mobile games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our online games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2014, we released an item-based version of New Westward Journey Online II and introduced new expansion packs for Fantasy Westward Journey II, New Westward Journey Online II, Tianxia III, Ghost II as well as Heroes of Tang Dynasty Zero, a comprehensive upgrade of Heroes of Tang Dynasty II.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China is transitioning to mobile games, which have become increasingly popular as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we have started to develop games that can be operated on mobile devices. For example, we commercially launched the mobile version of Fantasy Westward Journey II in 2013, which has extended the reach of this game from the PC to mobile platforms. In 2014, we launched eight self-developed and four licensed mobile games.  Each of our new games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games.  In particular, we are relatively new to the development of mobile games, and we cannot guarantee that we will be able to develop successful mobile games that appeal to players.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

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

The demand for new games is difficult to forecast, in part due to the relative immaturity of the market and relatively short life cycles of online games. As we introduce and support additional games and as competition in the market for our games intensify, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.

Our profits from mobile games may be relatively lower than the profits we have enjoyed historically for MMORPGs and the success of our mobile games depends on our ability to maintain relationships with app stores and other participants in the mobile industry.

Our profits from our mobile games, even if the games are successful, are likely to be relatively lower than our profits generated from MMORPGs, because, in order to gain access for our games on mobile app stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our MMORPGs and other online games.  We also may not be successful in developing or maintaining relationships with app store operators or other key participants in the mobile industry, such as mobile device and operating system providers, which are important to our ability to develop and deploy mobile games that operate effectively across mobile platforms.

We have started to devote and expect to continue to devote a significant amount of resources to the development of our mobile games, but these and other uncertainties make it difficult to know whether we will succeed in making our mobile game operations profitable. If we do not succeed in doing so, our business and results of operations will be adversely affected.

We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft® II: Wings of Liberty® and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In addition, Blizzard agreed to license StarCraft® II: Heart of Swarm®, Heroes of the Storm™ (previously named as Blizzard All-Stars), Hearthstone®: Heroes of Warcraft™, Diablo® III and StarCraft® II: Legacy of the Void™ to Shanghai EaseNet for operation in the PRC in July 2011, November 2012, July 2013, June 2014 and January 2015, respectively. Shanghai EaseNet commercially launched World of Warcraft in 2009, StarCraft II: Wings of Liberty in 2011, StarCraft II: Heart of Swarm in 2013 and Hearthstone: Heroes of Warcraft in 2014, and released a closed beta testing version of Heroes of the Storm in January 2015 and an open beta testing version of Diablo III in April 2015 after receiving the relevant government authorities’ approvals.  For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate or fail to renew the license and joint venture agreements with us, which in either case could harm our operating results and business. Moreover, the success of our arrangements with Blizzard depends on the popularity of the games licensed to us by it in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by Blizzard over which we have no control. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

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

Our new online games, including PC-client games and mobile games, may attract game players away from our existing games and shrink the player base of our existing online games, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase time or virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

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

We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile Internet usage and advertising. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The rate of economic growth in the PRC has been experiencing a significant slowdown. Although the PRC government has implemented a number of measures to address the slowdown, these measures may not be successful. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 11.9% of our total net revenues for 2014, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Holdings Limited, or Tencent, Alibaba Group Holding Limited, or Alibaba, Youku Tudou Inc., or Youku, and other new entrants such as Qihoo 360 Technology Co. Ltd., or Qihoo, Phoenix New Media Limited, or iFeng.com as well as virtual portals such as SouFun Holdings Ltd. and Autohome Inc. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

As competition intensified for advertising services, we launched new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. In addition, to increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we have been focusing on high profile sporting events, including a partnership with the national football teams of Brazil and Spain to broadcast the 2014 World Cup on our portal and our mobile news application, NetEase News App.  We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

Historically, revenues from advertising and e-mail services have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets and the fourth quarter being the strongest. Usage of our e-commerce services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

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

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, and certain other affiliated entities, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Certain of our affiliated companies are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. In particular, the business and operations of Guangzhou NetEase, as the operator of the NetEase websites and a provider of online games, e-mail, e-commerce and other fee-based premium services, its wholly-owned subsidiary, Wangyibao Co., Ltd., or Wangyibao, as the operator of our Wangyibao online payment platform, and the two majority-owned subsidiaries of Guangzhou NetEase, namely, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, as a search-related business operator, and Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, as an advertising firm, as well as certain other affiliated companies, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third party advertising content we place on the NetEase websites, and we are partly dependent upon the conduct of Guangyitong Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with Guangzhou NetEase and certain other affiliated entities and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase and certain other affiliated entities and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our “variable interest entities,” or VIEs, for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase and certain other affiliated entities or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites.

A majority of the share capital of Guangzhou NetEase, Guangyitong Advertising, Wangyibao and Youdao Computer and the entire share capital of Shanghai EaseNet is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, directly or indirectly holds the majority interest in Guangzhou NetEase, Guangyitong Advertising,Wangyibao and Youdao Computer. As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us.  Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently conduct. In addition, Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2014, approximately 44.6% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.”  As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and variable interest entities are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” below for further details. Any limitation on the ability of our PRC subsidiaries and variable interest entities to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Our arrangements with Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, Shanghai EaseNet and certain other affiliated entities and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

A transfer of shares of Guangzhou NetEase, Shanghai EaseNet or certain other affiliated entities may trigger tax liability.

If we need to cause the transfer of shareholdings of Guangzhou NetEase, Shanghai EaseNet or certain other affiliated entities from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or a “Key Software Enterprise.” For example, in 2013, NetEase Beijing, Boguan and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, were approved as “Key Software Enterprises” and enjoyed preferential tax rates of 10.0% from 2011 to 2014. In 2014, Lede Technology Co., Ltd., or Lede Technology, was recognized as a “Software Enterprise” and is exempt from EIT for 2014 and 2015 and subject to a 50% reduction in its EIT rate from 2016 to 2018. See Item 5.A. “Operating Results — Income Taxes.”

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

Under the Enterprise Income Tax Law, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and will generally be subject to the uniform 25.0% enterprise income tax rate for their global income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of the enterprise. In April 2009, the PRC tax authority promulgated a circular to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises established outside of the PRC that are controlled by entities established within the PRC. However the relevant laws and regulations remain unclear regarding treatment of an enterprise established outside the PRC that is not controlled by entities established within the PRC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2014. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2014. Please refer to Item 15 “Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Any compromise of the security of our information technology systems could materially adversely affect the operations of NetEase’s websites, online games and other services and result in improper disclosure of personal information and other data. We transmit and store over our systems confidential and private information of our users, such as personal information, including names, user IDs and passwords, and payment or transaction related information.  For example, we rely on our information technology systems to record and monitor the purchase and consumption of virtual items by our game players, which constitute a significant portion of the revenue generated from our online games.

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

We take a number of measures to ensure that our information technology systems are secure, including ensuring that our servers are hosted at physically secure sites and limiting access to server ports.  We also use encryption and authentication technologies to secure the transmission and storage of data.  These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities.  Third parties may also attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems.  We expect that we will be required to continue to expend significant resources to system security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security.  We may experience a breach of our systems and may be unable to protect sensitive data.  For example, if our data on the purchase and consumption of virtual items by our game players is compromised, our ability to accurately recognize revenues from certain of our online games and the playing experience of our game players could be materially and adversely affected.  Moreover, if a computer security breach affects our systems or results in the unauthorized release of personal information and other data of our users, our reputation and brand could be materially damaged and use of the NetEase websites and our services could decrease.  We could also be exposed to a risk of loss or litigation and possible liability, which could result in a material adverse effect on our business, results of operations and financial condition.

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

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

If we are a PFIC in any year with respect to a U.S. Holder (as defined below), the U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.  U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of a draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure,

corporate governance and business operations.

The PRC Ministry of Commerce published a discussion draft of a proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation.

Among other things, the draft Foreign Investment Law proposes to expand the definition of foreign investment and to introduce the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically proposes that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction but “controlled” by PRC entities and/or citizens would be treated as a permitted PRC domestic investor in a restricted industry.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a ‘‘negative list,’’ to be separately issued by the State Council at a later date. If the underlying business of the foreign-invested enterprise falls within the negative list, market entry clearance by the Ministry of Commerce would be required for the establishment of such foreign-invested enterprise.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed foreign-invested enterprises if they are ultimately “controlled” by foreign investors. Therefore, for any company with a VIE structure in a restricted industry category that is included on the “negative list”, the VIE structure may be permissible only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or if such foreign investment has obtained market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operations in a restricted industry category without prior market entry clearance may be considered illegal.

It is uncertain whether we would be considered to be ultimately controlled by Chinese parties. Mr. William Lei Ding, our director and chief executive officer and a PRC citizen, was the largest shareholder of NetEase as of the close of the period covered by the annual report, but shares owned by him constituted less than 50% of NetEase’s then total outstanding ordinary shares. It is uncertain whether Mr. Ding would be deemed to have control over NetEase under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions would be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. In addition, it is uncertain whether the industries of online games, online advertising, e-commerce and other services in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ that is to be issued by the State Council. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or restructuring of corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law proposes to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign-invested enterprises meeting certain criteria are required to report on a quarterly basis. Also, the Ministry of Commerce may supervise and examine the foreign investors and the foreign-invested enterprises on a regular and irregular basis on their compliance with the Foreign Investment Law. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government allowed the RMB to appreciate slowly against the U.S. dollar again, and it had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar.  Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ADSs in U.S. dollar terms.

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

Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Our PRC subsidiaries and affiliates may also retain foreign exchange in its current account to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, as an auditor of companies that are registered with the SEC and traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in China and the PCAOB is currently unable to conduct inspections on auditors in China without the approval of the PRC authorities. The PCAOB announced on May 24, 2013 that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, or the MOF. The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the US and the PRC. The PCAOB continues to engage in discussions with the CSRC and the MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges. However, the implementation procedures of the MOU remain uncertain. As a result, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and, to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the Big Four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, we may not be able to continue to meet our reporting obligations under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA

Increased government regulation of the telecommunications and Internet industries in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

The telecommunications industry, including Internet content provider, or ICP, services and online games, is highly regulated by the Chinese government, with the main relevant government authority being the MII. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors are allowed to hold in the aggregate up to 50.0% of the total equity in any value-added telecommunications business in China. In addition, foreign investors and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and e-mail, e-commerce and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, Guangyitong Advertising and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or e-mail and e-commerce services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

We provide certain e-commerce services related to third-party lottery products. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, an approval from the MOF is required for conducting an online lottery sales business.  On January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. The Lottery Implementation Rules became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the approval of the MOF and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014. These new measures expressly allow lottery sales online or via telephone after obtaining an approval from the MOF. However, there are no associated implementation rules. Under these newly issued rules or regulations, it is currently unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. We intend to apply for this approval if we are required to do so under any newly issued rules or regulations or by relevant government authorities. However, if we fail to obtain such approval if and when we are required to do so, we may be subject to regulatory penalties for lack of such approval, and our e-commerce business may be adversely affected.

On January 15, 2015, the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Lottery Self-Inspection Notice, was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport.  In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the State Administration of Industry and Commerce, or SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued a public announcement (Announcement No. 18 of 2015) with regard to online lottery sales in China, or Announcement No. 18, which reaffirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future.  After the issuance of the Lottery Self-Inspection Notice, we were informed by provincial sports lottery administration centers that, as part of their self-inspection process, they would temporarily suspend accepting online purchase orders for lottery products.  The suspension began in late February 2015 and remained in effect after Announcement No. 18 and as of the date of this annual report.  As a result, our e-commerce services related to third-party lottery products were affected and we have not been able to process online purchase orders for the suspended lottery products.  We have received no information as to when the suspension may be lifted, if at all.  A prolonged or permanent suspension will have a material adverse impact on our e-mail, e-commerce and others revenues, and our results of operations and prospects may be adversely affected.

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

The Chinese market for Internet content and services is intensely competitive and rapidly changing. Many companies offer competitive products or services including online games, Chinese language-based web search, retrieval and navigation services, e-commerce services and extensive Chinese language content, informational and community features, and e-mail.

Currently, our competition comes from Chinese language-based Internet portal companies as well as US-based portal companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, e-commerce service providers, website operators and providers of web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com, Youku and other vertical Internet portals. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Our principal capital expenditures for 2014 consisted mainly of cost incurred for the construction of our new office buildings in Beijing, Guangzhou, Hangzhou and Zhoushan in China, acquisition of new servers in connection with the operation of our self-developed and licensed games, and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB537.4 million (US$86.6 million). Our principal capital expenditures for 2013 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for the construction of our new office building in Beijing, China, for a total of approximately RMB218.9 million. Our principal capital expenditures for 2012 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for office renovations, furniture and fixtures, for a total of approximately RMB178.7 million.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalties and consultancy fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2014, we had capital expenditure commitments of RMB230.0 million (US$37.1 million) for 2015 onwards, which primarily consist of commitments made in connection with the construction of new office buildings in Beijing and Guangzhou. Our capital expenditures in 2014 have been, and are expected to continue to be, funded by operating cash flows and our existing capital resources.

B.                                    Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and certain other affiliated companies and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet portal, e-mail, e-commerce and other businesses.

We generate revenues from fees we charge users of our online games, from selling advertisements on the NetEase websites, and from e-mail, e-commerce and other services. Our basic service offerings on the NetEase websites are available without charge to our users.

Our ability to leverage our portal traffic to generate revenues in online gaming and advertising services is a key component of our growth strategy.

Online Games Services

Our online games business primarily focuses on offering massively multi-player online role-playing games (commonly known as “MMORPGs”), as well as mobile games to the Chinese market.

MMORPGs are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for such games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. A majority of our revenues come from our in-house games that use the time-based model, like New Westward Journey Online II and Fantasy Westward Journey II, and from World of Warcraft and StarCraft II: Wings of Liberty, which also use the time-based model. We also operate more than 14 item-based MMORPG games, such as Tianxia III, a comprehensive upgrade of Tianxia II, Ghost II, Heroes of Tang Dynasty Zero, and an item-based version of New Westward Journey Online II. We plan to launch other new games using the item-based revenue model in the future.

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

As of December 31, 2014, we also offered 12 mobile games of various genres, such as Mini Westward Journey, Stay Calm! My Lord!, Battle to the West, The World HD, Dark Blade, World Soccer Collections and Ninja Must Die 2. We distribute our mobile games by partnering with major Android- and iOS-based app stores in China as well as through our proprietary distribution channels, such as our website and NetEase News App. Mobile game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionalities, within our games. Users have a variety of payment options for our in-game virtual items, including our prepaid cards, online payments through app stores and other online payment channels.

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including photo album, instant messaging, online personal advertisements, open courses (NetEase Open Courses), mobile news applications (NetEase News App), online video (NetEase BoBo) and community forums.

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

E-mail, E-commerce and Others

As one of the largest e-mail services provider in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. We also offer a wide range of e-commerce services, which primarily include Caipiao, an online service that facilitates the processing of end users’ purchase orders for lotteries operated by third party vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. Our other e-commerce services include Wangyibao, our online payment platform, EaseRead, our e-reading apps, Huatian, our matchmaking services, Cloud Music, our online music social network, Yinxiangpai, our personalized photo-based products, and the sale of game-related accessories to our users.  For additional information, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—We may be required under recently issued rules and regulations or by relevant government authorities to obtain governmental authorizations and approvals for providing e-commerce services related to third-party lottery products, which, if unattainable, may adversely affect our e-commerce business.”

Partnership with China Telecom Corporation Limited, or China Telecom

In August 2013, we established a joint venture with China Telecom in which we hold a minority ownership stake. The joint venture operates “YiChat”, a proprietary social instant messaging application for smart phones. YiChat differentiates itself from other social instant messaging applications through the integration of various unique technologies.  Among its specially developed and distinctive features, YiChat offers proprietary environmental noise reduction technology, high-quality photo messaging and various original stickers and emoticon designs. Our strategic joint venture with China Telecom aims to provide a superior social instant messaging application for smart phone users. This partnership signaled the start of our entry into the mobile instant messaging space and is a key component of our mobile Internet strategy.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-mail, e-commerce and other services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, Guangyitong Advertising, which is a majority-owned subsidiary of Guangzhou NetEase, as well as certain other affiliated entities. Under the contracts, we provide our Internet, e-mail and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and certain other affiliated entities and they operate the NetEase online games, websites, the online advertising business as well the e-mail and e-commerce business. Guangzhou NetEase has another majority-owned subsidiary, Youdao Computer, a search-related business operator, and a wholly-owned subsidiary, Wangyibao, the operator of our Wangyibao online payment platform. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Guangzhou NetEase is 99.0% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 1.0% owned by Xiaojun Hui, our vice president of game development. Guangyitong Advertising is 80.0% owned by Guangzhou NetEase and 20.0% owned by William Lei Ding. Youdao Computer is 71.1% owned by Guangzhou NetEase and 28.9% owned by individuals who are employees of Youdao Computer.  Wangyibao is 100.0% owned by Guangzhou NetEase.  Hangzhou NetEase Leihuo Network Co., Ltd. (previously named Hangzhou Leihuo Network Co., Ltd.), or Hangzhou Leihuo, is owned by two of our employees and has operated our mobile games business since 2014. We do not have any direct ownership interest in those companies.

Under our agreements with Guangzhou NetEase, we have agreed to pay its operating costs. Under our agreements with Guangyitong Advertising and Hangzhou Leihuo, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising or Hangzhou Leihuo for their operations. Guangzhou NetEase, Guangyitong Advertising and Hangzhou Leihuo are each prohibited from incurring any debt without our prior approval.

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

Any violations by Guangzhou NetEase or Guangyitong Advertising or any other VIEs of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

Lede Inc. (previously named Ujia.com, Inc.), Lede (Hong Kong) Limited (previously named Ujia (Hong Kong) Limited), or Lede Hong Kong, and Lede Technology, were established by us in the second half of 2011. Lede Technology now operates our e-commerce business related to third-party lottery and insurance products.

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

OUR SERVICES

Online Games

Massively Multi-player Online Role-Playing Games

We launched our first MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed MMORPG, Fantasy Westward Journey, in January 2004.  Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey II in 2013. We subsequently have launched a number of additional online games, as set forth in the table below.

In 2014, we launched new expansion packs for several of our existing games, as set forth in the table below. We also launched an item-based version of New Westward Journey Online II and comprehensive upgrades for Heroes of Tang Dynasty II and Kung Fu Master, namely Heroes of Tang Dynasty Zero and Kung Fu Master II, respectively. Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey II, New Westward Journey Online II, Ghost II, Tianxia III and Heroes of Tang Dynasty Zero. These games are MMORPGs set in classical Chinese-themed fantasy worlds. The following table sets forth these and certain of our other major MMORPG games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
New Fly for Fun	3D MMORPG, cartoon-style flying theme	Item-Based	October 2008	January 2015
Tianxia III	3D MMORPG, classical Chinese setting	Item-Based	October 2011	December 2014
Ghost II (a comprehensive upgrade of Ghost)	2.5D MMORPG, classical Chinese setting	Item-Based	April 2013	December 2014
New Westward Journey Online III (a comprehensive upgrade of Westward Journey Online III)	2D MMORPG, classical Chinese setting	Time-Based	May 2013	September 2014
Fantasy Westward Journey II (a comprehensive upgrade of Fantasy Westward Journey)	2D MMORPG, classical Chinese setting	Time-Based	July 2013	October 2014
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	Time-Based Item-Based	September 2013 August 2014	July 2014 —
Heroes of Tang Dynasty Zero (a comprehensive upgrade of Heroes of Tang Dynasty II)	2.5D MMORPG, classical Chinese setting	Item-Based	August 2014	December 2014
Kung Fu Master II (a comprehensive upgrade of Kung Fu Master)	2.5D MMORPG, classical Chinese setting	Item-Based	October 2014	—

Our MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user ID after downloading our installation software. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. In our item-based games, players can also purchase virtual items that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items or change the features of virtual items based on player feedback, market trends and other factors.

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

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2014, our company employed approximately 1,673 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 655 personnel provided customer service support for World of Warcraft.

User Fees

Users of our time-based games, such as New Westward Journey Online II, Fantasy Westward Journey II and New Westward Journey Online III, pay fees according to the amount of time they play the games, which was RMB0.40 (US$0.06) per hour for each game in 2012 and increased to RMB0.60 (US$0.10) per hour in February 2013. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty Zero, Ghost II and Kung Fu Master II, we charge users a separate fee for each virtual item purchased within the games.

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

Mobile Games

Mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are developing games that can be operated on mobile devices. As of December 31, 2014, we have commercially launched  12 mobile games of various genres, including self-developed mobile games such as Mini Westward Journey, Stay Calm! My Lord!, Battle to the West, and The World HD, and licensed mobiles games such as Dark Blade, World Soccer Collections and Ninja Must Die 2.

We distribute our mobile games through partnerships with major Android- and iOS-based app stores in China as well as proprietary distribution channels, such as our website and the NetEase News App. Mobile game revenues are primarily derived from sales of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionality within our games. Users have a variety of payment options for in-game virtual items, including our prepaid cards, online payments through app stores and other online payment channels.

Game Licensing and Joint Venture with Blizzard

In August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games: StarCraft II: Wings of Liberty, a sequel to Blizzard’s space-themed strategy game, which was commercially launched in April 2011, and its first expansion pack, StarCraft II: Heart of Swarm, in July 2013; Warcraft® III: Reign of Chaos®, a fantasy-themed strategy game; and Warcraft® III: The Frozen Throne®, an expansion pack to Warcraft III: Reign of Chaos. Blizzard also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net® platform, which enables multiplayer interaction within these games and other online services. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China. In April 2014, Blizzard and Shanghai EaseNet agreed to extend the term of the StarCraft II series license agreement for an additional three years commencing from April 2014. In addition, in January 2015, Shanghai EaseNet obtained the right to operate StarCraft II: Legacy of the Void, the second expansion pack of StarCraft II: Wings of Liberty, in China from Blizzard. Shanghai EaseNet, as licensee of the games, has paid to Blizzard an aggregate amount of RMB66.8 million (US$10.0 million) in license fees.

In April 2009, Shanghai EaseNet paid Blizzard a three-year license fee of RMB204.8 million (US$30.0 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade®), and its subsequent expansion packs, Wrath of the Lich King®, Cataclysm®, Mists of Pandaria®, and Warlords of Draenor™, in September 2009, August 2010, July 2011, October 2012 and November 2014, respectively. Shanghai EaseNet’s license to operate World of Warcraft in the PRC originally had a three-year term from September 2009. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term for an additional three years commencing from September 2012. Blizzard and Shanghai EaseNet are in the process of discussing a possible extension to the term of World of Warcraft license agreement.

In November 2012, Shanghai EaseNet obtained the right to operate Heroes of the Storm (previously named Blizzard All-Stars) in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. A closed beta testing version of Heroes of the Storm was launched in China in January 2015. Heroes of the Storm has not yet been commercially launched in China.

In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone: Heroes of Warcraft in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014.  We commercially launched Hearthstone: Heroes of Warcraft in China in January 2014.

In June 2014, Shanghai EaseNet obtained the right to operate Diablo III in China from Blizzard. The term of the license is two years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. An open beta testing version of Diablo III was launched in China in April 2015. Diablo III has not yet been commercially launched in China.

With respect to certain of these license agreements with Blizzard, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games. No license fees or consultancy fees are required to be paid for Heroes of the Storm, Hearthstone: Heroes of Warcraft and Diablo III. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments (including an additional commitment in connection with the three-year extension of the World of Warcraft license) amount to approximately RMB5.2 billion (US$0.8 billion) over the terms of the agreements. As of December 31, 2014, our outstanding commitments under the license agreements with respect to the StarCraft II series, World of Warcraft and Hearthstone: Heroes of Warcraft totaled RMB1.7 billion (US$0.3 billion). In addition, we expect to incur a commitment under the license agreements with respect to Heroes of the Storm and Diablo III of approximately RMB765.1 million (US$123.3 million) after their commercial launch. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

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

Revenues from our online games accounted for 87.8%, 85.5% and 79.1% of our total net revenues in 2012, 2013 and 2014, respectively.

Internet Portal

Our Internet portal business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including news content, community forums, mobile-based applications, open courses (which offer users access to recorded content from classes and lectures) and online video (which is a platform that provides various categories of video products, including news, entertainment, music, sports, financial and life). We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

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

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment, science and information technology. Our mobile news application, NetEase News App, was the market leader in terms of time spent by users in the app as of December 31, 2014.

Our content distribution platform enables the NetEase websites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own news content for the NetEase websites, but rather obtain such content from our content partners. Our content partners display their content on one or more of the NetEase websites and media channels free of charge or in exchange for a licensing fee, online advertising, access to original content produced by the NetEase user community or a combination of these arrangements. We distribute this content through our content distribution system to Guangzhou NetEase, which determines the appropriate content to publish on the NetEase websites and to distribute to users of our e-commerce services. Our content alliances are generally non-exclusive.

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

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, blog search, image search, news search, online shopping search (Huihui.cn), online dictionary (Youdao Dictionary), toolbar and cloud note-taking application (Youdao Cloudnote), which automatically retrieves syndicated online content and customized sets of search results. Those products are powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007 and is free of charge to users. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieving over 489 million installations as of December 31, 2014, and Huihui.cn is an online shopping search engine developed by us and launched in September 2012.

Mobile Internet Applications

Many of our services, such as news content (NetEase News App), open courses (NetEase Open Courses), online dictionary (Youdao Dictionary) and cloud note-taking application (Youdao Cloudnote) may be accessed through mobile Internet and mobile applications, such as those operating on iPhone, iPad and Android devices. Designed as multi-device products, our products and services enable Chinese communities to participate in discussions on PCs and mobile devices, allowing easier and more frequent interactions and elevating the social media and networking experience to a different level.

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

To increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor major events, such as the 2010 Asian Games, Euro Cup 2012, the London Olympics and a partnership with the national football teams of Brazil and Spain to broadcast the 2014 World Cup on our portal and our mobile news application, NetEase News App.

Pricing for our portal advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites and/or the NetEase News App, how often such advertisements are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

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

Revenues from our Internet portal accounted for 9.4%, 10.7% and 11.9% of our total net revenues in 2012, 2013 and 2014, respectively.

E-mail, E-commerce and Others

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers, smart phone application or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2014, we had approximately 740 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2014, we had approximately 394,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2014, we had approximately 350,000 corporate e-mail customers.

During 2014, we invested in significant upgrades to our mailbox infrastructure, including integrating our e-mail services with our mobile phone apps like Yichat and NetEase News App, and engaged in promotional activities.

E-commerce

We provide our e-commerce services through our online platforms, including Caipiao, an online service that facilitates the processing of end users’ purchase orders for a wide selection of sports and welfare lottery products offered by third-party lottery vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. We act as an agent and do not buy, sell, manufacture, or design the lottery or insurance products.  We help third-party vendors and insurers to collect payments from consumers through online payments via our Caipiao and Baoxian platforms.  We generate revenues from service fees paid by third-party vendors and insurers based on a pre-determined service fee rate and the amount of processed orders from end users.  For additional information, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—We may be required under recently issued rules and regulations or by relevant government authorities to obtain governmental authorizations and approvals for providing e-commerce services related to third-party lottery products, which, if unattainable, may adversely affect our e-commerce business.”

Other Services

In addition to the services described above, the NetEase websites provide products such as Wangyibao, our online payment platform, Yinxiangpai, our personalized photo-based products, game-related accessories, and other services to our users, such as e-reading (EaseRead) and online music SNS (Cloud music) services.

Revenues from e-mail, e-commerce and others accounted for 2.8%, 3.8% and 9.0% of total net revenues in 2012, 2013 and 2014, respectively.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 2,300 distributors as of December 31, 2014. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 6.0% - 12.0% discount off of their face value.  We reduced the discount to 6.0% - 10.0% in June 2012, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount was 9.0% -12.0%, which was reduced to 7.0% - 10.0% in December 2011, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. The discount for each distributor varies based on that distributor’s volume of point cards purchased.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

For our mobile games, the Apple app store for iOS and third-party Android app stores such as Qihoo 360 Mobile and 91 Wireless are the dominant distribution channels in China. In addition, to leverage our existing user bases, we also publish our mobile games through our website and our NetEase News App and other mobile Internet applications.  Mobile users in China have a variety of payment options for our mobile games, including prepaid cards, online payments through app stores and other online payment channels.  App stores collect a portion of our revenues for mobile games downloaded through the app store, which is generally 30% for the iOS app store and ranges from 30% to 50% for Android app stores.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 372 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2014.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2014, we continued with efforts to maintain or raise the popularity of our time-based games, such as Fantasy Westward Journey II and New Westward Journey Online II and III, our item-based games, such as Tianxia III, Ghost II, Heroes of Tang Dynasty Zero and Kung Fu Master II, our mobile games, such as Mini Westward Journey, Battle to the West and The World HD, and our licensed games from Blizzard through certain sales and promotional activities. We believe that players’ feedback has been positive in response to our recent promotional activities.

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

RESEARCH AND DEVELOPMENT

We believe that the ability to develop and enhance our services is an integral part of our future success. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology in order to produce user-friendly Internet and e-commerce applications, services and technologies for the Chinese market.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and e-commerce services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies in conjunction with our own proprietary software. In addition, we plan to continue to expand our technologies, services and registered user base through diverse online services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions.

Our major area of focus is the development of our proprietary online games (including introducing new types of games) and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2014, we had approximately 3,600 programmers, network engineers and graphic designers dedicated to online game research and development.

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

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2014, there were approximately 31,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, operating with Web server software from Apache and Netscape and using leased dedicated lines from CERNET and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. Specifically, we are encountering competition from companies offering MMORPGs and mobile games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, and Perfect World Company Limited. We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihoo, iFeng.com, Youku, and other vertical Internet portals. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com and Youku, as well as other vertical Internet portals. In addition, we face competition from portals operated by multinational Internet companies such as Yahoo! Inc., Microsoft Corporation and Google Inc. which provide Chinese language service offerings. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have.  The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users.  We also compete with traditional forms of media for advertising-related revenue.

There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, international connection to computer information networks, information security and censorship. In addition to MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the SAIC, the State Council Information Office, or SCIO, the General Administration for Press and Publication, or GAPP, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the MOC, the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Commerce and the Ministry of Public Security.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was revised in September 2008. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer, Hangzhou Leihuo, Zhejiang Yixin Science & Technology Co., Ltd, Wangyibao, Ujia E-commerce Co., Ltd., or Ujia, and Zhoushan Bole Technology Co., Ltd. have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by SCIO and MII on November 6, 2000, stipulate that websites of non-news organizations shall not publish news items produced by themselves and require the websites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. On September 25, 2005, the Regulations for the Administration of Internet News Information Services were promulgated jointly by SCIO and MII. The regulations require that any ICP operator that is a non-news organization but engaged in Internet news information services must obtain approval for those services from SCIO. Guangzhou NetEase has obtained an Internet News Information Service License from SCIO.

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

On May 1, 2009, MOH issued the Measures for the Administration of Internet Medical and Healthcare Information Services, or the 2009 MOH Measures, which replaced the previous Measures for the Administration of Internet Medical and Health Information Services issued by the MOH on January 3, 2001. According to the 2009 MOH Measures, entities engaging in medical and health information service must gain approval from local health administrations. Guangzhou NetEase has secured an approval for publishing medical and health information through a formal reply issued by the Guangdong Health Administration.

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

On September 3, 2009, the MOC issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content. According to this notice, only entities approved by the Ministry of Culture for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the notice also requires all domestic music products to be filed with the MOC within 30 days after being publicly available online. Imported music products must be approved by the MOC before being made available online. Guangzhou NetEase, Shanghai EaseNet, Hangzhou Leihuo and Ujia have each obtained an Internet Culture Operating License.

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

On December 29, 2011, MII issued Several Provisions on Regulating the Market Order for Internet Information Services, or the Market Order Provisions. According to such provisions, Internet information service providers, or IISPs, are prohibited from a wide range of activities that would infringe upon rights and interests of users or other IISPs, including but not limited to maliciously forcing incompatibility on services and products provided by other IISPs, deceiving, misleading or forcing users to use or not to use services and products provided by other IISPs, changing user’s browser configurations or other configurations without notifying and obtaining permission from the users, and bundling their terminal software with other software without providing clear notice to the users. Also, IISPs are prohibited from collecting information that is related to the users and can serve to identify the users’ identities solely or in conjunction with other information without the users’ consent or providing other people with such information, unless otherwise permitted or required under laws or administrative regulations. We believe our current operation is in compliance with the Market Order Provisions.

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

On August 7, 2014, SCIO issued the Interim Provisions on Managing the Development of Public Information Services on Instant Messaging Tools, or the Instant Messaging Interim Provisions, which stipulate that instant messaging tool service providers must enter into an agreement with their users during account registration to require them to abide by “Seven Principals”, including, without limitation, laws and regulations, socialist system principals and social ethics.  We believe we have taken the necessary measures to comply with the Instant Messaging Interim Provisions.

On January 5, 2015, SAIC issued the Measures for the Punishment of Conduct Infringing the Rights and Interests of Consumers, or the Consumer Conduct Measures, which became effective on March 15, 2015. According to these measures, business operators are prohibited from a wide range of activities that would infringe upon the rights and interests of consumers, including but not limited to collecting and using information related to consumers without their consent, illegally providing third parties with such information in any form, or sending promotional message to consumers despite their express refusal.  We believe we have taken the necessary measures to comply with the Consumer Conduct Measures.

Information Security and Censorship

Regulations governing information security and censorship include:

•                                The Law of the People’s Republic of China on the Preservation of State Secrets (2010) and its Implementation Rules (2014).

•                                The Counter-espionage Law of the People’s Republic of China (2014).

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

•                                The Detailed Implementation Rules for the Administration of Commercial Website Filings for the Record (2000).

•                                The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2002).

•                                The Provisions on the Technical Measures for the Protection of the Security of the Internet (2006).

•                                The Administrative Regulations for the Classified Protection of Information Security (2007).

•                                The Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection (2012).

•                                Provisions on Protection of Personal Information of Telecommunication and Internet Users (2013).

•                                Internet User Account Name Management Regulations (2015).

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

On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration Bureau and the State Council Information Office jointly issued the Administrative Regulations for the Classified Protection of Information Security, according to which websites should determine the protection classification of their information systems pursuant to a classification guideline and file such classification with the Ministry of Public Security and its bureaus at provincial level. Guangzhou NetEase has followed the requirements and filed its classification with the Guangzhou Public Security Bureau.

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

On February 4, 2015, the SCIO issued the Internet User Account Name Management Regulations, which defines “Internet User Account Name” as an account name registered or used in internet information services, including, without limitation, blogs, micro-blogs, instant communication tools, forums and thread comments. Also, according to the Internet User Account Name Management Regulations, internet information service providers must prohibit their users from using any illegal or harmful information in their account name, avatar, profile or other registration information. We believe we have taken the necessary measures to comply with the Internet User Account Name Management Regulations.

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

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase, Shanghai EaseNet and Hangzhou Leihuo have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria and Warlords of Draenor, and StarCraft II: Wings of Liberty, including its Heart of the Swarm expansion pack, and Hearthstone: Heroes of Warcraft.

On April 24, 2009, MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game.

On June 4, 2009, MOC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration on Online Game Virtual Currency, or the Online Game Virtual Currency Notice. According to the Online Game Virtual Currency Notice, online game virtual currency should only be used to exchange virtual services provided by the issuing enterprise for a designated extent and time, and is strictly prohibited from being used to pay for or purchase tangible products or any service or product of another enterprise. Also, the Online Game Virtual Currency Notice obligates the issuing enterprise to give users 60 days prior notice and refund in the form of legal tender or other forms acceptable to users in case it plans to terminate the provision of its products or services. We have implemented measures which we believe are necessary to ensure our compliance of the Online Game Virtual Currency Notice.

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

The publication of online games also requires approval from GAPP in accordance with the Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP and MII on June 27, 2002. Guangzhou NetEase has received such approval. In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. On July 1, 2011, GAPP and several other government authorities jointly issued the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, which requires that online game operators be responsible for the data registration and identification of online game users, and that online game operators shall duly file unverified user identification information with the Ministry of Public Security’s National Citizen Identity Information Center, or NCIIC, which will be in charge of real-name verification for the national anti-addiction system. In addition, online game operators shall ensure that via the NCIIC real-name verification, users with fraudulent identification data shall be enrolled in the operators’ anti-addiction systems. On July 25, 2014, SARFT issued the Notice Regarding the Implementation of the Anti-Addiction and Real-Name Verification System in Online Games, which requires online game operators to submit their real-name verification procedure for online games when applying for publication of online games. We have implemented our anti-addiction system and taken necessary measures to comply with these measures. Since their implementation, we have not experienced a significant negative impact from these measures on our business.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by GAPP of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained GAPP approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria and Warlords of Draenor, and StarCraft II: Wings of Liberty, including its Heart of the Swarm expansion pack, and Hearthstone: Heroes of Warcraft.

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

Online Lottery Services

The principal rules and regulations currently in effect and applicable to online lottery services include the Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the MOF on September 26, 2010, and effective upon its promulgation. On January 18, 2012, the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sports jointly promulgated the Lottery Implementation Rules, which became effective on March 1, 2012. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014.  On January 15, 2015, the Lottery Self-Inspection Notice was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport.  In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued Announcement No. 18, which affirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future.  However, it currently remains unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. For more details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—We may be required under recently issued rules and regulations or by relevant government authorities to obtain governmental authorizations and approvals for providing e-commerce services related to third-party lottery products, which, if unattainable, may adversely affect our e-commerce business.”

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

•                                www.188.com;

•                                www.lede.com; and

•                                www.kaola.com.

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

In addition, we have registered our various self-developed games, including New Westward Journey Online II (together with its mobile version), Fantasy Westward Journey II, Heroes of Tang Dynasty II, New Westward Journey Online III, New Legend of Westward Journey, Tianxia III, Ghost II, Legend of Fairy, Legend of Datang, Soul of the Fighter, Kung Fu Master, Dragon Sword, Heroes of Three Kingdoms and iTown, and other online products, including Wangyibao (our online payment platform), Yinxiangpai, e-mail, photo album, Cloud Music, EaseRead, Netease News App, Yichat, Caipiao, Bobo, Mailbox Master and online shopping mall, with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device and certain other technologies related to our search engine and e-mail from the State Intellectual Property Office.

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

D.                         Property, Plants and Equipment

Our principal executive offices are currently located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084. As of December 31, 2014, we leased office facilities with a total effective annual rent of RMB77.7 million (US$12.5 million), including management fees, and an aggregate of approximately 55,297 square meters of space at properties in Beijing, Shanghai, Guangzhou and Hangzhou.

In addition, we also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located, and a research and development center in Hangzhou, China with a total floor area of 56,160 square meters.

We are in the process of constructing three new office buildings in Beijing, Hangzhou and Guangzhou on land with an area of approximately 25,400, 76,000 and 37,000 square meters, respectively. As of December 31, 2014, we had incurred construction in progress costs of RMB570.0 million (US$91.9 million) for these new office buildings, which primarily comprise costs for obtaining land use rights and building construction costs.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2014, we leased dedicated lines from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB307.5 million (US$49.6 million) for the year ended December 31, 2014, of which approximately 32% was related to the operations of World of Warcraft, the StarCraft II series and Hearthstone: Heroes of Warcraft.

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

A.                                    OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2014, we had approximately 708 million accumulated registered accounts for our in-house MMORPGs and a total of approximately 3.0 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2014, we continued to develop our online games and advertising business. We also provide e-mail, e-commerce and other fee-based premium services. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net profit of RMB4,756.6 million (US$766.6 million) for 2014 and generated positive operating cash flows of RMB5,873.0 million (US$946.6 million) during the year. We recorded retained earnings of RMB14,309.6 million, RMB18,509.2 million and RMB21,224.0 million (US$3,420.7 million) as of December 31, 2012, 2013 and 2014, respectively.

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

In 2007, we established two intermediate holding companies, namely NetEase (Hong Kong) Limited, or NetEase Hong Kong, and Hong Kong NetEase Interactive Entertainment Limited, or Hong Kong NetEase Interactive.  Guangzhou Interactive and NetEase Hangzhou, which we established in October 2002 and June 2006, respectively, became wholly owned subsidiaries of Hong Kong NetEase Interactive in December 2007 and January 2008, respectively. We also established Hangzhou Langhe Technology Co., Ltd., or Hangzhou Langhe, as a wholly owned subsidiary of Hong Kong NetEase Interactive in July 2009.  NetEase Beijing, Boguan and Youdao Information, which we established in August 1999, December 2003, and March 2006, respectively, became subsidiaries of NetEase Hong Kong in December 2007.

We established Lede Inc. (previously named Ujia.com, Inc.), Lede Hong Kong (previously named Ujia (Hong Kong) Limited) and Lede Technology in the second half of 2011. Lede Technology now operates our e-commerce business related to third-party lottery and insurance products. We established NetEase Media, Inc., or Media Cayman, NetEase Media (Hong Kong) Limited, or Media Hong Kong, and its PRC subsidiary, NetEase Media Technology (Beijing) Co., Ltd., or Media Beijing, in 2012. Media Beijing provides technical support and consulting services to Guangyitong Advertising to operate our portal business. In February 2013, we completed the merger of Guangzhou Interactive and Guangzhou Information, which we had established in June 2008, into Boguan, with Boguan as the surviving entity.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-commerce services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, Guangyitong Advertising, Shanghai EaseNet and certain other affiliated companies. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, Media Beijing, NetEase Hangzhou, Boguan, Hangzhou Langhe and Lede Technology provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a majority-owned subsidiary, Youdao Computer (a search-related business operator), and a wholly-owned subsidiary, Wangyibao (the operator of our Wangyibao online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2014, the total assets of all the consolidated VIEs of our company were RMB3.4 billion (US$0.6 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2014, the total liabilities of the consolidated VIEs were RMB3.3 billion (US$0.5 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables. As of December 31, 2014, the total assets of our company and all of our consolidated subsidiaries were RMB26.9 billion (US$4.3 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, prepayments and other current assets and fixed assets. As of December 31, 2014, the total liabilities of our company and all of our consolidated subsidiaries were RMB3.6 billion (US$0.6 billion), mainly comprising accounts payable, salary and welfare payables, dividend payable, tax payable, deferred revenue, accrued liabilities and other payables. Substantially all of our revenues are generated through our consolidated VIEs.

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

Revenues

We generate our revenues from the provision of online games services, advertising services and e-mail, e-commerce and other services.  No customer individually accounted for greater than 10.0% of our total revenues for the years ended December 31, 2012, 2013 and 2014.

Online Games Services

We derive our online game services revenues from customers through their use of prepaid point cards and, for our mobile games, through online payments.  Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services.

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” These games include World of Warcraft, StarCraft II: Wings of Liberty and Hearthstone: Heroes of Warcraft, which were commercially launched in 2009, 2011 and 2014, respectively, as well as Heroes of the Storm and Diablo III, which have not yet been commercially launched in China.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 90.0%, 90.6% and 88.0% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2012, 2013 and 2014, respectively, with the remainder generated from advertisers in our search engine business.

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

E-mail, E-commerce and Others

We derive our e-mail, e-commerce and others revenues primarily from providing to our customers fee-based premium services, online payment platform services (Wangyibao), and e-commerce services related to third-party lottery products (Caipiao) and third-party insurance products (Baoxian). Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail and other value-added services.

Our Wangyibao online payment platform enables registered users to deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third party (for example, to purchase goods online from a third party) in accordance with their service agreements with us. We recognize revenue upon services rendered.  No fees are imposed when account holders use money in their accounts to pay us for goods or services.

We generate revenues from e-commerce services mainly by providing services related to third party lottery and insurance products. We recognize revenue when services are rendered to customers.

We also generate revenue from other services such as personalized photo-based products and game-related accessories and revenue is recognized when the titles of such products are transferred to the customers or the services are rendered and collections are reasonably assured.

Seasonality of Revenues

Historically, revenues from advertising and e-mail services have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays.

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of sales tax on intra-group revenues, staff costs (in particular remuneration to employees who maintain game software and employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), service fee paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards, as well as revenue-sharing cost paid to mobile game distribution channels and game developers.

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

The cost of revenues for certain games licensed from Blizzard also includes royalties and license and consulting fees paid to Blizzard.

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

E-mail, E-commerce and Others

Cost of revenues related to our e-mail, e-commerce and others consists primarily of staff costs (principally compensation expenses for editorial professionals) and content fees, game-related accessories, service fees related to online payments, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of e-mail, e-commerce and other services. We pay content fees to third party partners for the right to use proprietary content developed by them, such as copyrights of books and music. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

Operating Expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses, compensation costs for our sales and marketing staff, and marketing and advertising expenses payable to third party vendors, internet companies and agents.

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

Share-Based Compensation Cost

NetEase 2009 Restricted Share Unit Plan

In November 2009, we adopted the NetEase.com, Inc. 2009 Restricted Share Unit Plan, or the RSU Plan, for our employees, directors and consultants. We have reserved 323,694,050 ordinary shares for issuance under this plan. The RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

For the years ended December 31, 2012, 2013 and 2014, we recorded share-based compensation cost of approximately RMB203.0 million, RMB306.3 million and RMB349.3 million (US$56.3 million), respectively for awards granted under the RSU Plan. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2014, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB899.0 million (US$144.9 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2014, the weighted average remaining vesting period was 3.14 years.

Lede Inc. 2014 Stock Incentive Plan

In June 2014, one of our subsidiaries, Lede Inc., adopted its 2014 Stock Incentive Plan, or the Lede Plan, which allows Lede Inc. to offer a variety of share-based incentive awards to our employees. The Lede Plan reserved for issuance up to 18% of Lede Inc.’s total outstanding shares as of the effective date of the plan and is effective for a term of ten years unless sooner terminated.  As of December 31, 2014, there was RMB94.0 million (US$15.2 million) of unrecognized compensation cost under the Lede Plan.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we, Lede Inc. and Media Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by Lede Inc. or Media Cayman to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive Entertainment Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2012, 2013 and 2014. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

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

NetEase Beijing, NetEase Hangzhou and Boguan were recognized as Key Software Enterprises in 2013 and enjoy a preferential tax rate of 10% from 2011 to 2014. We have recorded the resulting 2011 to 2013 income tax reduction in our consolidated financial statements in 2013.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly, it was exempt from EIT for 2011 and 2012 and is subject to a 50% reduction in its EIT rate from 2013 to 2015.

Lede Technology was recognized as a Software Enterprise in 2014. It was exempt from EIT for 2014 and 2015 and is subject to a 50% reduction in its EIT rate from 2016 to 2018.

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

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services, e-mail, e-commerce and others recognized net of sales discount, sales tax and related surcharges.

Online Games Services

MMORPG and other online games

We provide MMORPG and certain other online games services through Guangzhou NetEase and Shanghai EaseNet. Regarding the revenue recognition for our online games, we sell prepaid point cards and online points to the end users who may use the points on such cards for online game services provided by us. Proceeds received from the sales of prepaid point cards and online points are initially recorded as deferred revenue.

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

Mobile games

We primarily operate our mobile games, including both self-developed and licensed mobile games, through Hangzhou Leihuo and generate mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within our games.

We record revenue generated from mobile games on a gross basis as we are acting as the principal in fulfilling all obligations related to the operation of our mobile game. Fees paid to game developers, distribution channels such as app stores and payment channels are recorded as cost of revenues.

For the purposes of determining when the service has been provided to the end-users, we have determined that an implied obligation exists to provide on-going services to the end-users who have purchased virtual items to gain an enhanced game-playing experience over the average playing period of these paying players.  Accordingly, we recognize revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met.

We consider the average period of time that players typically play the games and other game playing behavior patterns, as well as various other factors, to arrive at a best estimate for the estimated playing period of the paying players. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and the playing patterns of certain targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates and any adjustments are applied prospectively as such changes result from new information indicating a change in game player behavior patterns.

Advertising Services

We derive advertising fees principally from short-term advertising contracts. Advertising service contracts may consist of multiple elements and typically have a term of three months to one year. We adopted ASU No.2009-13, Revenue Recognition - Multiple-Deliverable Revenue Arrangements, or ASU No.2009-13, and treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognize revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, we allocate the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. We use vendor-specific objective evidence of selling price, if it exists, otherwise, third-party evidence of selling price. If neither of those types of evidence exists, we will use our management’s best estimate of the selling price for that deliverable. Such adoption did not have a material impact on our consolidated financial statements.

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

E-mail, E-commerce and Others

E-mail, e-commerce and others revenue includes revenue generated from activities related to e-mail and other fee-based premium services, e-commerce services related to third-party lottery products (Caipiao) and third-party insurance products (Baoxian), and Wangyibao online payment platform services. We recognize revenue when such services are rendered or the products are transferred to the customers and collections are reasonably assured.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2012, 2013 and 2014 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers, industry trend analysis and general and industry-specific economic and market conditions. We make provision for bad debts if there is evidence showing that the debts are likely to be irrecoverable based on historical collections assessment and aging. We provide for 50.0% in the case of direct customers, and 30.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 180 days and provide for 80.0% in the case of direct customers, and 50.0% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than 270 days. We provide for 100.0% in the case of all parties for outstanding trade receivable balances overdue for more than one year.

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

For investments in an investee over which we do not have significant influence and which does not have a readily determinable fair value, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings since we made our investment. We regularly evaluate the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in Associated Companies

Investments in associated companies in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under other long-term assets in the consolidated balance sheets.

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

Share-Based Compensation Expense

For awards of stock options, we measure the cost of employee services received in exchange for the award, measured at the grant date fair value of the award. We recognize the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options).  We use the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares.  On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities (which totaled RMB106.2 million (US$17.1 million) and RMB137.0 million (US$22.1 million), respectively, as of December 31, 2014).

Under the Lede Plan, Lede Inc. granted its share options to certain of our employees. The options expire in six years from the date of grant and either vest or commence vesting based on certain conditions being met. We adopt the binomial option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate. As of December 31, 2014, there was RMB94.0 million (US$15.2 million) of unrecognized compensation costs under the Lede Plan.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,
	2012		2013		2014
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations and Comprehensive Income Data:
Revenues:
Online game services	7,287,063	87.0	8,308,618	85.0	9,815,019	78.6
Advertising services	850,157	10.1	1,094,623	11.2	1,551,652	12.4
E-mail, e-commerce and others	242,741	2.9	368,014	3.8	1,113,773	9.0
Total revenues	8,379,961	100.0	9,771,255	100.0	12,480,444	100.0
Sales tax expense	(179,005)	(2.1)	(575,080)	(5.9)	(767,610)	(6.2)
Net revenues	8,200,956	97.9	9,196,175	94.1	11,712,834	93.8

Cost of revenues:
Online game services	(1,872,734)	(22.3)	(1,649,803)	(16.9)	(2,111,701)	(16.9)
Advertising services	(474,165)	(5.7)	(461,286)	(4.7)	(528,665)	(4.2)
E-mail, e-commerce and others	(231,168)	(2.8)	(367,427)	(3.8)	(621,178)	(5.0)
Total cost of revenues	(2,578,067)	(30.8)	(2,478,516)	(25.4)	(3,261,544)	(26.1)
Gross profit	5,622,889	67.1	6,717,659	68.7	8,451,290	67.7
Operating expenses:
Selling and marketing expenses	(906,707)	(10.8)	(1,093,612)	(11.2)	(1,894,998)	(15.2)
General and administrative expenses	(286,223)	(3.4)	(349,832)	(3.6)	(467,669)	(3.7)
Research and development expenses	(718,315)	(8.6)	(921,618)	(9.4)	(1,323,498)	(10.6)
Total operating expenses	(1,911,245)	(22.8)	(2,365,062)	(24.2)	(3,686,165)	(29.5)
Operating profit	3,711,644	44.3	4,352,597	44.5	4,765,125	38.2

Other income (expenses):
Investment income	43,770	0.5	37,255	0.4	27,373	0.2
Interest income	423,634	5.1	506,181	5.2	601,502	4.8
Exchange losses	(554)	(0.0)	(15,348)	(0.2)	(17,998)	(0.1)
Other, net	99,718	1.2	95,136	1.0	82,438	0.6
Income before tax	4,278,212	51.1	4,975,821	50.9	5,458,440	43.7
Income tax	(691,642)	(8.3)	(530,603)	(5.4)	(662,735)	(5.3)
Net income	3,586,570	42.8	4,445,218	45.5	4,795,705	38.4
Net loss (income) attributable to noncontrolling interests	50,882	0.6	(1,308)	(0.0)	(39,082)	(0.3)
Net income attributable to NetEase, Inc.’s shareholders	3,637,452	43.4	4,443,910	45.5	4,756,623	38.1
Comprehensive income	3,586,570	42.8	4,445,218	45.5	4,795,705	38.4
Add: Comprehensive loss (income) attributable to noncontrolling interests	50,882	0.6	(1,308)	(0.0)	(39,082)	(0.3)
Comprehensive income attributable to NetEase, Inc.’s shareholders	3,637,452	43.4	4,443,910	45.5	4,756,623	38.1

Share-based compensation cost included in:
Cost of revenues	100,540	1.2	165,708	1.7	169,621	1.4
Selling and marketing expenses	13,368	0.2	17,967	0.2	23,253	0.2
General and administrative expenses	33,374	0.4	48,350	0.5	51,475	0.4
Research and development expenses	55,736	0.7	74,283	0.8	104,928	0.8

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Total net revenues increased by 27.4% to RMB11,712.8 million (US$1,887.8 million) in 2014 from RMB9,196.2 million in 2013. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 79.1%, 11.9% and 9.0%, respectively, of our total net revenues in 2014. This compares with 85.5%, 10.8% and 3.7%, respectively, in 2013. Revenue generated from game licensing represented 12.9% and 9.8% of our total net revenues in 2014 and 2013, respectively.

Online Games Services

Net revenues from online games services increased by 17.8% to RMB9,266.2 million (US$1,493.4 million) in 2014 from RMB7,864.5 million in 2013. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey II, New Westward Journey Online II and various mobile games, as well as Hearthstone: Heroes of Warcraft, a game licensed from Blizzard, which was commercially launched in China in January 2014.

Fantasy Westward Journey II, including its mobile version, and New Westward Journey Online II performed well during 2014. The continued growth in revenue of these games was mainly attributable to the launch of new expansion packs, successful promotional activities and increased attraction of other value-added services for these games in 2014, as well as the launch of an item-based version of New Westward Journey Online II in August 2014. We also launched various self-developed and licensed mobile games including Mini Westward Journey, Stay Calm! My Lord!, Battle to the West, The World HD, Dark Blade, World Soccer Collections and Ninja Must Die 2 in 2014. These mobile games served to expand and diversify our online game business portfolio.

Advertising Services

Net revenues from advertising services increased by 41.5% to RMB1,397.1 million (US$225.2 million) in 2014 from RMB987.5 million in 2013. The increase in advertising services revenue in 2014 was driven by increased market demand, mainly from the automobile, communication services and foods and beverages sectors, and greater monetization of our mobile news application, as well as the impact of our partnership with the national football teams of Brazil and Spain to broadcast the 2014 FIFA World Cup.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.6 million (US$0.3 million) in 2014 from RMB1.3 million in 2013. The number of traditional advertisers using the NetEase websites increased to 784 in 2014 from 662 in 2013, with revenues from our top ten advertisers comprising 28.7% of our total advertising services revenues in 2014 as compared to 27.2% in 2013.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 204.9% to RMB1,049.6 million (US$169.2 million) in 2014 from RMB344.2 million in 2013. The increase mainly resulted from increased revenue from our e-commerce services related to third-party lottery and insurance products.

Cost of Revenues

Our cost of revenues increased by 31.6% to RMB3,261.5 million (US$525.7 million) in 2014 from RMB2,478.5 million in 2013. The year-over-year increase was mainly due to an increase in technology costs, staff-related costs and costs of revenue sharing with distributors, developers and other third parties.  In 2014, costs relating to online games services, advertising services and e-mail, e-commerce and others represented 64.7%, 16.3% and 19.0% of total cost of revenues, respectively, as compared with 66.6%, 18.6% and 14.8% of the cost of revenues, respectively, in 2013.

Online Games Services

Cost of revenues from our online games services increased by 28.0% to RMB2,111.7 million (US$340.3 million) in 2014 from RMB1,649.8 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB227.7 million (US$36.7 million) to RMB961.8 million (US$155.0 million) in 2014 from RMB734.1 million in 2013, mainly due to an increase in royalty fee payments of RMB172.8 million (US$27.8 million) in line with the increase of revenue from Blizzard’s Hearthstone: Heroes of Warcraft, and a RMB52.6 million (US$8.5 million) increase in outsourcing content design costs for self-developed games.

•                                Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB174.9 million (US$28.2 million) to RMB188.8 million (US$30.4 million) in 2014 from RMB13.9 million in 2013 primarily due to the launch of our self-developed and licensed mobile games in 2014.

•                                Staff-related costs increased by RMB79.7 million (US$12.8 million) to RMB774.3 million (US$124.8 million) in 2014 from RMB694.6 million in 2013, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 5,673 as of December 31, 2014 from 4,132 as of December 31, 2013, including 645 employees in the customer service function to support the operation of World of Warcraft.

Advertising Services

Cost of revenues from our advertising services increased by 14.6% to RMB528.7 million (US$85.2 million) in 2014 from RMB461.3 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                Information costs increased by RMB29.1 million (US$4.7 million) to RMB93.0 million (US$15.0 million) in 2014 from RMB63.9 million in 2013, mainly due to the content costs incurred for our partnership in relation to the 2014 FIFA World Cup.

•                                Staff-related costs increased by RMB25.5 million (US$4.1 million) to RMB274.9 million (US$44.3 million) in 2014 from RMB249.4 million in 2013, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

•                                Technology service cost such as bandwidth and server custody fees increased by RMB6.6 million (US$1.1 million) to RMB41.7 million (US$6.7 million) in 2014 from RMB35.1 million in 2013, mainly as a result of an increase in bandwidth usage by our advertising business in 2014.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and other services increased by 69.1% to RMB621.2 million (US$100.1 million) in 2014 from RMB367.4 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                Product costs paid to third-party service providers increased by RMB111.9 million (US$18.0 million) to RMB169.9 million (US$27.4 million) in 2014 from RMB58.0 million in 2013, which was in line with the growth of our e-commerce and e-mail services.

•                                Staff-related cost increased by RMB85.5 million (US$13.8 million) to RMB210.4 million (US$33.9 million) in 2014 from RMB124.9 million in 2013, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB30.0 million (US$4.8 million) to RMB121.5 million (US$19.6 million) in 2014 from RMB91.5 million in 2013, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce and other value added services in 2014.

•                                  Information cost increased by RMB20.2 million (US$3.3 million) to RMB40.2 million (US$6.5 million) in 2014 from RMB20.0 million in 2013 primarily due to the amortization of license fees related to Cloud Music.

Gross Profit

Our gross profit increased by 25.8% to RMB8,451.3 million (US$1,362.1 million) in 2014 from RMB6,717.7 million in 2013.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2013 and 2014 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	6,214,661	7,154,457	1,153,090
Advertising services	526,181	868,404	139,961
E-mail, e-commerce and others	(23,183)	428,429	69,050
Total gross profit	6,717,659	8,451,290	1,362,101

Gross profit (loss) margin:
Online game services	79.0%	77.2%	77.2%
Advertising services	53.3%	62.2%	62.2%
E-mail, e-commerce and others	(6.7)%	40.8%	40.8%
Total gross profit margin	73.0%	72.2%	72.2%

The slight decrease of gross profit margin for online game services was mainly due to the increased revenues contribution from mobile games and licensed games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online game revenues. The increase in gross profit margin for advertising services was mainly due to the enhanced economies of scale driven by revenue growth in our portal business. The increase in gross profit margin for e-mail, e-commerce and others business was mainly due to increased revenue from NetEase’s e-commerce business, which has a relatively higher gross profit margin as the revenue from such services is recognized on a net basis after deducting the related costs of such services.

Operating Expenses

Total operating expenses increased by 55.9% to RMB3,686.2 million (US$594.1 million) in 2014 from RMB2,365.1 million in 2013 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 73.3% to RMB1,895.0 million (US$305.4 million) in 2014 from RMB1,093.6 million in 2013, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB657.6 million (US$106.0 million) in 2014 resulting from increased marketing spending on media and outdoor branding promotion for our e-commerce and advertising services business, mainly in relation to the 2014 FIFA World Cup, and increased advertising and marketing promotional activities related to various online games, including Fantasy Westward Journey II, New Westward Journey Online II, Blizzard’s World of Warcraft and Hearthstone: Heroes of Warcraft, and our mobile games, such as Battle to the West.

•                                An increase in staff-related costs of our sales team of approximately RMB111.0 million (US$17.9 million) in 2014, primarily driven by higher compensation levels and performance-related bonus accruals for our online game and advertising promotion teams.

•                                An increase in other miscellaneous costs of approximately RMB23.4 million (US$3.8 million) in 2014 primarily driven by increased business expansion costs related to our advertising and online game business.

General and administrative expenses increased by 33.7% to RMB467.7 million (US$75.4 million) in 2014 from RMB349.8 million in 2013, primarily due to an increase in staff-related costs of approximately RMB74.5 million (US$12.0 million) in 2014 primarily driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB29.1 million (US$4.7 million) such as facility costs due to increased business expansion.

Research and development expenses increased by 43.6% to RMB1,323.5 million (US$213.3 million) in 2014 from RMB921.6 million in 2013, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB321.1 million (US$51.8 million) in 2014, mainly as a result of increased headcount of program developers in our game studio and research and development center in Hangzhou and higher salaries and other benefits paid to our research and development team during 2014, including share based compensation.

•                                    An increase in technology costs mainly for game content design of approximately RMB48.6 million (US$7.8 million).

•                                    An increase in other miscellaneous cost of approximately RMB23.4 million (US$3.8 million) such as rental and utilities, mainly for development of our online game business.

Allowances for Doubtful Accounts

As of December 31, 2014, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB884.3 million (US$142.5 million). After providing for doubtful accounts in the amount of RMB11.2 million (US$1.8 million), the net balance of accounts receivable was RMB873.1 million (US$140.7  million) as of December 31, 2014. The allowances for doubtful accounts represented the provisions of RMB11.2 million (US$1.8 million) as of December 31 2014, as compared to the provision of RMB8.3 million as of December 31, 2013.

We periodically review our provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

No significant allowance for bad and doubtful accounts was provided in 2014. As of December 31, 2014, we had no single customer with a receivable balance exceeding 10% of our total accounts receivable balance.

Other Income (Expenses)

Other income in 2014 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by investment impairment loss related to one of our equity investments and foreign exchange loss. Interest income increased to RMB601.5 million (US$96.9 million) in 2014 from RMB506.2 million in 2013, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 14.0% to RMB21.2 billion (US$3.4 billion) as of December 31, 2014 from RMB18.6 billion as of December 31, 2013. We incurred interest expense of RMB19.6 million (US$3.2 million) in 2014 related to our short-term borrowings. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB64.2 million (US$10.4 million) in 2014, compared to RMB37.3 million in 2013. As of December 31, 2014, our short-term investments totaled approximately RMB2,058.6 million (US$331.8 million), compared to RMB901.2 million as of December 31, 2013. In 2014, we recognized an impairment provision of RMB24.0 million (US$3.9 million) related to one of our equity investments, compared to nil in 2013. In 2014, we received and recognized unconditional government incentives of RMB82.5million (US$13.3 million), compared to RMB103.3 million in 2013. We also reported a net foreign exchange loss of RMB18.0 million (US$2.9 million) in 2014, compared to a net foreign exchange loss of RMB15.3 million in 2013, which is primarily due to the translation loss arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB662.7 million (US$106.8 million) in 2014 from RMB530.6 million in 2013. Our effective tax rate in 2014 was 12.1% compared with 10.7% in 2013. The change in the effective tax rate was mainly due to a one-off tax benefit of RMB304.6 million that we recorded in 2013 due to the fact that certain of our subsidiaries were approved in 2013 as Key Software Enterprises with respect to fiscal years 2011 and 2012.

Net Income

As a result of the foregoing, net profit increased by 7.0% to RMB4,756.6 million (US$766.6 million) in 2014 from RMB4,443.9 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Total net revenues increased by 12.1% to RMB9,196.2 million in 2013 from RMB8,201.0 million in 2012. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 85.5%, 10.8% and 3.7%, respectively, of our total net revenues in 2013. This compares with 87.8%, 9.4% and 2.8%, respectively, in 2012. Revenue generated from game licensing represented 9.8% and 14.3% of our total net revenues in 2013 and 2012, respectively.

Online Games Services

Net revenues from online games services increased by 9.2% to RMB7,864.5 million in 2013 from RMB7,200.6 million in 2012. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey II, Kung Fu Master, New Westward Journey Online II, Heroes of Tang Dynasty II and Ghost II, which was partially offset by decreased revenues from games licensed from Blizzard.

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

Advertising Services

Net revenues from advertising services increased by 28.7% to RMB987.5 million in 2013 from RMB767.5 million in 2012. The increase in advertising services revenue in 2013 was attributable to a combination of factors, including growth in the Chinese online advertising market and increasing appeal of NetEase websites to users, which improved portal and search traffic on those websites.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.3 million in 2013 from RMB1.0 million in 2012. The number of traditional advertisers using the NetEase websites decreased to 662 in 2013 from 682 in 2012, with revenues from our top ten advertisers comprising 27.2% of our total advertising services revenues in 2013 as compared to 19.3% in 2012.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 47.8% to RMB344.2 million in 2013 from RMB232.9 million in 2012. The increase mainly resulted from increased revenue from e-commerce related services, e-mail services and the sale of game-related accessories, such as limited edition packages of several online games in 2013.

Cost of Revenues

Our cost of revenues decreased by 3.9% to RMB2,478.5 million in 2013 from RMB2,578.1 million in 2012. The year-over-year decrease was mainly due to a decrease in sales tax on intra-group revenue and decreased royalty and consulting fees and depreciation and amortization expenses related to World of Warcraft, which were partially offset by an increase in staff-related cost and content cost. In 2013, costs relating to online games services, advertising services and e-mail, e-commerce services and others represented 66.6%, 18.6% and 14.8% of total cost of revenues, respectively, as compared with 72.6%, 18.4% and 9.0% of the cost of revenues, respectively, in 2012.

Online Games Services

Cost of revenues from our online games services decreased by 11.9% to RMB1,649.8 million in 2013 from RMB1,872.7 million in 2012.  The decrease in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Sales tax on intra-group revenues related to online games decreased by RMB257.8 million to RMB94.6 million in 2013 from RMB352.4 million in 2012 primarily due to a change in the tax rules in China, which resulted in our online game revenues gradually becoming subject to value-added tax instead of business tax since 2013.

•                                Depreciation and amortization costs decreased by RMB85.3 million to RMB54.1 million in 2013 from RMB139.4 million in 2012, mainly as a result of a decrease in amortization of license fees of RMB49.0 million associated with the operation of Blizzard licensed games and a decrease in server depreciation cost of RMB36.3 million.

•                                Technology costs decreased by RMB51.3 million to RMB734.1 million in 2013 from RMB785.4 million in 2012, mainly due to a decrease in royalty payments of RMB115.7 million in line with the decrease of revenue from World of Warcraft, which was partially offset by a RMB70.7 million  increase of outsourcing content design costs for self-developed games.

The foregoing decrease was partially offset by the fact that staff-related costs increased by RMB176.6 million to RMB694.6 million in 2013 from RMB518.0 million in 2012, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 4,132 as of December 31, 2013 from 3,645 as of December 31, 2012, including 748 employees in the customer service function to support the operation of World of Warcraft.

Advertising Services

Cost of revenues from our advertising services decreased by 2.7% to RMB461.3 million in 2013 from RMB474.2 million in 2012. The decrease in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Information costs decreased by RMB29.9 million to RMB63.9 million in 2013 from RMB93.8 million in 2012, mainly due to the fact that content costs incurred for certain major events in 2012 such as Euro Cup 2012 and the London Olympics did not recur in 2013.

•                                Sales tax on intra-group revenues related to advertising services decreased by RMB11.7 million to RMB6.1 million in 2013 from RMB17.8 million in 2012 primarily due to a change in the tax rules in China, which resulted in our advertising services gradually becoming subject to value-added tax instead of business tax since 2013.

The foregoing decrease was partially offset by an increase in staff-related costs of RM27.4 million to RMB249.4 million in 2013 from RMB222.0 million in 2012, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and others increased by 58.9% to RMB367.4 million in 2013 from RMB231.2 million in 2012. The increase in cost of revenues in 2013 was primarily due to a combination of the following factors:

•                                Staff-related cost increased by RMB64.7 million to RMB124.9 million in 2013 from RMB60.2 million in 2012, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                E-commerce related costs such as costs associated with purchasing game-related accessories increased by RMB25.3 million to RMB56.0 million in 2013 from RMB30.7 million in 2012, which was in line with the increase in revenues from the sale of such accessories.

•                                  Information cost, mainly due to a license fee for Cloud Music, which launched in 2013, increased by RMB19.1 million  to RMB20.0 million in 2013 from RMB0.9 million in 2012.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB7.9 million to RMB91.5 million in 2013 from RMB83.6 million in 2012, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce related services and other value added services in 2013.

•                                  Depreciation and amortization costs increased by RMB3.6 million to RMB39.6 million in 2013 from RMB36.0 million in 2012, mainly as a result of an increase in server depreciation cost.

Gross Profit

Our gross profit increased by 19.5% to RMB6,717.7 million in 2013 from RMB5,622.9 million in 2012.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2012 and 2013 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	5,327,851	6,214,661	1,026,589
Advertising services	293,312	526,181	86,920
E-mail, e-commerce and others	1,726	(23,183)	(3,830)
Total gross profit	5,622,889	6,717,659	1,109,679

Gross profit (loss) margin:
Online game services	74.0%	79.0%	79.0%
Advertising services	38.2%	53.3%	53.3%
E-mail, e-commerce and others	0.7%	(6.7)%	(6.7)%
Total gross profit margin	68.6%	73.0%	73.0%

The increase of gross profit margin for online game services was mainly due to the decreased revenue contribution from licensed games, which have lower gross profit margin than our self-developed games. The increase in gross profit margin for advertising services was mainly due to the revenue growth and enhanced economies of scale of our portal business. The decrease in gross profit margin for e-mail, e-commerce and others business was mainly due to increased cost from our e-mail services as well as our investment in mobile Internet such as Cloud Music and EaseRead.

Operating Expenses

Total operating expenses increased by 23.7% to RMB2,365.1 million  in 2013 from RMB1,911.2 million in 2012 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 20.6% to RMB1,093.6 million in 2013 from RMB906.7 million in 2012, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB131.4 million in 2013 resulting from increased advertising and marketing promotional activities related to various games, including Heroes of Three Kingdoms, Ghost II, Dragon Sword, Hearthstone: Heroes of Warcraft, New Westward Journey Online II and New Westward Journey Online III, and increased marketing spending on media and outdoor branding promotion for our portal and e-commerce businesses, which were partially offset by reduced promotional activates related to several of our other online games.

•                                An increase in staff-related costs of our sales team of approximately RMB47.1 million in 2013, primarily driven by higher compensation levels and performance-related bonus accruals for our online game promotion team.

•                                An increase in technology cost, professional cost and other miscellaneous cost of approximately RMB8.4 million  in 2013 primarily driven by increased business expansion costs related to our e-mail, e-commerce services and others business.

General and administrative expenses increased by 22.2% to RMB349.8 million in 2013 from RMB286.2 million in 2012, primarily due to an increase in staff-related costs of approximately RMB61.6 million in 2013 primarily driven by increased headcount, higher compensation levels and increased share based compensation.

Research and development expenses increased by 28.3% to RMB921.6 million  in 2013 from RMB718.3 million in 2012, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB146.2 million in 2013, mainly as a result of increased headcount of program developers in our research and development center and game studio in Hangzhou and higher salaries and other benefits paid to our research and development team during 2013.

•                                    An increase in game content design costs of approximately RMB48.9 million.

Allowances for Doubtful Accounts

As of December 31, 2013, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB410.8 million. After providing for doubtful accounts in the amount of RMB8.3 million, the net balance of accounts receivable was RMB402.5 million as of December 31, 2013. The allowances for doubtful accounts represented the provisions of RMB8.3 million as of December 31 2013, as compared to the provision of RMB10.4 million as of December 31, 2012.

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

Other Income (Expenses)

Other income in 2013 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by a foreign exchange loss. Interest income increased to RMB506.2 million in 2013 from RMB423.6 million in 2012, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 22.4% to RMB18.6 billion as of December 31, 2013 from RMB15.2 billion as of December 31, 2012. We incurred interest expense of RMB12.3 million in 2013 related to our short-term borrowings. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB37.3 million in 2013, compared to RMB42.9 million in 2012. As of December 31, 2013, our short-term investments totaled approximately RMB901.2 million, compared to RMB1,073.5 million as of December 31, 2012. In 2013, we also received and recognized unconditional government incentives of RMB103.3 million, compared to RMB92.4 million in 2012. In 2013, we reported a net foreign exchange loss of RMB15.3 million, compared to a net foreign exchange loss of RMB0.6 million in 2012, which is primarily due to the translation loss arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax decreased to RMB530.6 million in 2013 from RMB691.6 million in 2012. Our effective tax rate in 2013 was 10.7% compared with 16.2% in 2012, which was primarily due to the fact that in 2013, certain subsidiaries were approved as Key Software Enterprises for fiscal years 2011 to 2014 with a preferential tax rate of 10% and the resulting income tax reduction was recognized in our consolidated financial statements in 2013. We have also accrued an aggregate of RMB344.7 million  for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries to overseas for the payment of an annual dividend and for general corporate purposes.

Net Income

As a result of the foregoing, net profit increased by 22.2% to RMB4,443.9 million in 2013 from RMB3,637.5 million in 2012.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of December 31, 2014, we had RMB2,021.5 million (US$325.8 million) in cash and cash equivalents and we also had short-term borrowings of RMB2,049.9 million (US$330.4 million).

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB5,873.0 million (US$946.6 million), RMB5,235.9 million and RMB4,224.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

For the year ended December 31, 2014, cash provided by operating activities consisted primarily of (i) our net income of RMB4,795.7 million (US$772.9 million), (ii) an increase in accounts payable and other liabilities of RMB658.4 million (US$106.1 million), such as content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iii) an increase in deferred revenue of RMB486.7 million (US$78.4 million), (iv) share-based compensation cost of RMB349.3 million (US$56.3 million), (v) an increase in tax payable of RMB259.8 million (US$41.9 million) and (vi) depreciation and amortization charges of RMB174.5 million (US$28.1 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB766.8 million (US$123.6 million), (B) deferred income taxes of RMB117.3 million (US$18.9 million) and (C) fair value changes in short-term investments of RMB64.2 million (US$10.4 million).

For the year ended December 31, 2013, cash provided by operating activities consisted primarily of (i) our net income of RMB4,445.2 million, (ii) an increase in deferred revenue of RMB321.0 million, (iii) share-based compensation cost of RMB306.3 million, (iv) an increase in accounts payable and other liabilities of RMB303.2 million, such as content fees, bandwidth cost, bonus, marketing expenses and sales of game cards, (v) depreciation and amortization charges of RMB158.4 million and (vi) deferred income taxes of RMB142.3 million, partially offset by (A) taxes payable of RMB315.0 million and (B) an increase in accounts receivable, prepayments and other current assets of RMB153.0 million.

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

Investing Activities

Cash used in investing activities was RMB4,520.2 million (US$728.5 million), RMB5,453.3 million and RMB4,454.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

For the year ended December 31, 2014, cash used in investing activities mainly consisted of  (i) placement/rollover of matured time deposits of RMB21,955.0 million (US$3,538.5 million), (ii) purchase of short-term investments of RMB2,358.1 million (US$380.1 million), (iii) purchase of property, equipment and software of RMB537.4 million (US$86.6 million) and (iv) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB492.1 million (US$79.3 million), partially offset by (A) proceeds from maturity of time deposits of RMB19,905.0 million (US$3,208.1 million), (B) proceeds from maturity of short-term investments of RMB1,017.6 million (US$164.0 million) and (C) net change in short-term investments with terms of three months or less of RMB247.4 million (US$39.9 million).

For the year ended December 31, 2013, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB21,807.6 million, (ii) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB1,566.2 million, (iii) purchase of short-term investments of RMB880.0 million and (iv) equity investment related to our joint venture with China Telecom for the operation of YiChat of RMB200.0 million, partially offset by (A) proceeds from maturity of time deposits of RMB18,231.8 million and (B) proceeds from maturity of short-term investments of RMB1,040.0 million.

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

Financing Activities

Cash used in financing activities was RMB778.6 million (US$125.5 million) for the year ended December 31, 2014 and cash provided by and used in financing activities was RMB86.8 million and RMB390.2 million for the years ended December 31, 2013 and 2012, respectively.

For the year ended December 31, 2014, cash used in financing activities resulted from dividends paid in the amount of RMB1,983.0 million (US$319.6 million) and payment of short-term bank loan of RMB975.5 million (US$157.2 million), partially offset by proceeds from bank loan of RMB2,046.7 million (US$329.9 million) and capital contribution from mezzanine classified noncontrolling interests of RMB130.4 million (US$21.0 million).

For the year ended December 31, 2013, cash provided by financing activities resulted from proceeds from the short-term loan of RMB1,005.7 million, partially offset by a dividend paid in the amount of RMB815.4 million and open market purchases of our ADSs in the amount of RMB106.8 million.

For the year ended December 31, 2012, cash used in financing activities resulted from open market purchases of our ADSs in the amount of RMB414.9 million, partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB24.7 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2014, these subsidiaries and variable interest entities had RMB21.1 billion (US$3.4 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  As of December 31, 2014, we had accrued an aggregate of RMB125.1 million (US$20.2 million) for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries offshore to our company for the payment of quarterly dividends and for general corporate purposes. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2014 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3.1 billion, or 13.4% of our total consolidated net assets as of December 31, 2014. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

Our capital requirements relate primarily to financing:

•                                our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•                                costs associated with the expansion of our business, such as the purchase of servers, office renovations and construction of new office buildings in Beijing, Guangzhou, Hangzhou and Zhoushan.

C.                                    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and e-commerce services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2014, 2013 and 2012, we spent RMB1,323.5 million (US$213.3 million), RMB921.6 million and RMB718.3 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of server custody fees and capital expenditures related to computer equipment and the construction of new office buildings in Beijing, Guangzhou and Hangzhou. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II: Wings of Liberty, Heroes of the Storm, Hearthstone: Heroes of Warcraft and Diablo III from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2014:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2015	81,500	17,104	—	208,356	65,525	372,485
2016	33,428	312	69,073	19,629	4,752	127,194
2017	22,898	12	37,357	2,018	4,597	66,882
2018	2,287	—	—	—	4,563	6,850
Beyond 2018	5,791	—	—	—	—	5,791
	145,904	17,428	106,430	230,003	79,437	579,202

Under certain license agreements entered into in 2008, 2009 and 2013 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II: Wings of Liberty, World of Warcraft and Hearthstone: Heroes of Warcraft in the PRC, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of Warcraft for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of Warcraft for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB4.4 billion (US$0.7 billion).

As of December 31, 2014, our outstanding commitments under the license agreements with respect to StarCraft II: Wings of Liberty, World of Warcraft and Hearthstone: Heroes of Warcraft totaled RMB1.7 billion (US$0.3 billion) which can be summarized as follows:

RMB (in millions)
2015	1,181
2016	509
Total	1,690

Under a license agreement entered into in November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm in the PRC for a period of three years commencing from the game’s commercial release. Additionally, in June 2014, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Diablo III in the PRC for a period of two years from the game’s commercial release. We expects to incur a commitment totaling approximately RMB765.1 million (US$123.3 million), including royalty fees to Blizzard and minimum marketing expenditures for these two games.  As of December 31, 2014, Heroes of the Storm and Diablo III had not yet been commercially launched in China.

In addition, Shanghai EaseNet is obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the above mentioned license agreements with Blizzard in the aggregate amount of up to approximately RMB198.5 million (US$32.0 million) over the remaining term of each license as of December 31, 2014. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware. With respect to the above commitment related to Blizzard licensed games, we have guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, our company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates. Based on our interest earning instruments in 2014, a 10% change in the interest rate would result in an increase or decrease of RMB60.2 million (US$9.7 million) of our total amount of interest income or of RMB8.2 million (US$1.3 million) of our total amount of investment income in 2014.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange loss of RMB18.0 million (US$2.9 million) in 2014, compared to a net foreign exchange loss of RMB15.3 million in 2013.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Recent Accounting Pronouncements

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are currently evaluating the impact of this accounting standard update on our consolidated financial statements.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2015 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	43	Director and Chief Executive Officer
Onward Choi	44	Acting Chief Financial Officer
Alice Cheng (1)	53	Director
Denny Lee	47	Director
Joseph Tong (1)	52	Director
Lun Feng	55	Director
Michael Leung (1)	61	Director
Michael Tong	43	Director

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

Onward Choi has served as our Acting Chief Financial Officer since July 2007. Mr. Choi previously served as our Financial Controller from January 2005 to June 2007 and as our Corporate Finance Director from November 2003 to December 2004. Prior to joining our company, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and an independent non-executive director for Beijing Jingkelong Company Limited and China ITS (Holdings) Co., Ltd., which are listed on the Stock Exchange of Hong Kong Limited, and the chairman of the audit committee and an independent non-executive director for Tuniu Corporation, which is listed on the Nasdaq Global Market. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practicing Certified Public Accountant in Hong Kong. Mr. Choi holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Michael Leung has served as a director since July 2002. Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services. Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited and Junefield Department Store Group Limited, both of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung currently serves as an independent non-executive director for China Ting Group Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Limited, China Huiyuan Juice Group Limited, Optics Valley Union Holding Company Limited and Luye Pharma Group Ltd. and as an executive director of Chanceton Financial Group Limited, all of which are companies listed on the Stock Exchange of Hong Kong Limited. Mr. Leung is also the responsible officer of Chanceton Capital Partners Limited, which provides advice on corporate finance. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Michael Tong has served as a director of our company since December 1999. He joined our company as an executive in May 2003 and later served as our Co-Chief Operating Officer from July 2004 to March 2009. Before joining our company as an executive, Mr. Tong had approximately seven years of experience in the investment industry working in several venture capital and private equity firms, including Techpacific Venture Capital Limited, Softbank China Venture Investments Limited and Nomura China Venture Investment Limited. Mr. Tong also served as a director for Qunar.com, a Chinese travel website, from October 2007 to June 2011. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.                                    Compensation

Director Compensation

In 2014, we paid an aggregate amount of RMB1.5 million (US$0.2 million) in compensation for the services of our independent non-executive directors. In February 2014, we also granted restricted share unit awards under our RSU Plan (described below) to each of our independent non-executive directors which vested on March 1, 2015. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2014, we paid our executive officers aggregate cash compensation of RMB5.9 million (US$1.0 million).

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

2009 Restricted Share Unit Plan

General

Our board approved the NetEase.com, Inc. 2009 Restricted Share Unit Plan, or the RSU Plan, in November 2009. The RSU Plan was adopted by our board as a replacement for our Amended and Restated 2000 Stock Incentive Plan, which expired in February 2010 under its terms.

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

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 5, 2014.

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

The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive compensation plans and equity based plans, administers our incentive compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

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

D.                                    Employees

As of December 31, 2012, 2013 and 2014, we had 7,098, 7,688 and 10,004 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2014:

Online game	3,727
Customer service	1,673
Advertising services	1,946
Product development	833
E-mail	305
Marketing	537
Others	983
10,004

In addition, as of December 31, 2014, we had approximately 1,000 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2014 (unless otherwise indicated) by:

•                       all persons who are beneficial owners of five percent or more of our ordinary shares,

•                       each of our directors,

•                       our Chief Executive Officer and Acting Chief Financial Officer, and

•                       all current directors and executive officers as a group.

As of December 31, 2014, 3,268,019,356 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1)
c/o NetEase, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084	1,456,000,000	44.6%
Orbis Investment Management Limited (2)	373,223,375	11.4%
Lazard Asset Management LLC (3)	252,269,875	7.7%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (4)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons) (5)	1,457,843,575	44.6%

*                          less than 1%

(1)                  Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director. Holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                  Based solely upon information contained in the Schedule 13G/A filed by Orbis Investment Management Limited with the SEC on February 17, 2015. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2014. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                  Based solely upon information contained in the Schedule 13G/A filed by Lazard Asset Management LLC with the SEC on February 9, 2015. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2014. The address of the principal business office of Lazard Asset Management LLC is 30 Rockefeller Plaza, New York, New York 10112.

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

As of December 31, 2014, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2014, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,862,365,965 ordinary shares as of that date.

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

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and Hangzhou Leihuo and the shareholders of these entities under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and Hangzhou Leihuo, and they in turn provide certain of our online and mobile games and operate the NetEase websites, our online advertising business and e-mail and certain of our e-commerce and other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, Guangyitong Advertising and Hangzhou Leihuo will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

In May 2014, NetEase Beijing caused the 10.0% equity interest in Guangzhou NetEase held by Bo Ding to be transferred to William Lei Ding, our Chief Executive Officer, director and major shareholder, and Xiaojun Hui, our vice president of game development.  As a result of this transfer, William Lei Ding and Xiaojun Hui own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively.  Concurrently, Bo Ding transferred the 20.0% equity interest in Guangyitong Advertising held by him to William Lei Ding such that Guangzhou NetEase and Mr. Ding own 80.0% and 20.0% of Guangyitong Advertising, respectively.  Bo Ding requested that NetEase Beijing cause these transfers for personal reasons, and such transfers are not the result of any disagreement with our company or any of our affiliates on any matters.

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

•                                  Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.  NetEase Beijing has also agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

NetEase Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000, and it was amended and novated on May 1, 2014 in connection with the equity transfer to Mr. Hui described above.

In addition, the parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising or Guangzhou NetEase, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising or Guangzhou NetEase, to the extent permitted by Chinese law. Furthermore, the ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

•                                  Shareholder Voting Rights Trust Agreement among NetEase Beijing and the Individual Shareholders of Guangyitong Advertising and Guangzhou NetEase. William Lei Ding (replacing Bo Ding upon the equity transfer described above) irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising, and William Lei Ding and Xiaojun Hui (replacing Bo Ding upon the equity transfer described above) agreed to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. Each of Mr. Ding and Mr. Hui also irrevocably agreed to appoint NetEase Beijing to represent him to exercise all voting rights to which he is entitled as a shareholder of Guangzhou NetEase.  The term of this agreement was ten years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010. This agreement was also amended and novated on May 1, 2014 in connection with the equity transfer to Mr. Hui described above.

•                                Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•                                Letter of Agreement. Each of William Lei Ding and Xiaojun Hui (replacing Bo Ding upon the equity transfer described above) have agreed that any amendments to be made to the Shareholder Voting Rights Trust Agreement, the Operating Agreement, the Equity Pledge Agreement (described below) and the Loan Agreement (described below), as well as all other agreements to which our company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding and Hui have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from June 6, 2000, and this agreement was amended and novated on May 1, 2014 in connection with the equity transfer to Mr. Hui described above.

•                                Loan Agreement and Equity Pledge Agreement.  Concurrent with Bo Ding’s transfer of 1.0% of the equity interest in Guangzhou NetEase to Xiaojun Hui as described above, Mr. Hui entered into a Loan Agreement and Equity Pledge Agreement with NetEase Beijing, each dated May 1, 2014.  Under the Loan Agreement, NetEase Beijing provided Mr. Hui with an interest-free loan in the principal amount of RMB0.2 million (US$32,000) to Mr. Hui, which funds were used by Mr. Hui to pay the consideration to acquire such 1.0% equity interest.  The loan can be repaid by transferring such 1.0% equity interest to NetEase Beijing or its designee or through such other method as NetEase Beijing shall determine.  The term of the loan is ten years from the date of the agreement and can be extended upon the mutual consent of both parties.  Under the Equity Pledge Agreement, Mr. Hui pledges his 1.0% equity interest in Guangzhou NetEase to NetEase Beijing to secure his respective obligations under the Loan Agreement and Shareholder Voting Rights Trust Agreement.  Mr. Hui agrees he shall not transfer, pledge or encumber his 1.0% equity interest without the prior written consent of NetEase Beijing. During the term of this agreement, NetEase Beijing is entitled to all dividends and other distributions made by Guangzhou NetEase. The Equity Pledge Agreement will remain binding until Mr. Hui discharges all his obligations under the above-mentioned agreements.

In April 2009, we established a new affiliated variable interest entity, Hangzhou Leihuo, in China, and we entered into a series of agreements with that entity and its ultimate shareholders which are designed to give us operational control over it.  Two of our employees, Zhipeng Hu and Gang Chen, each own 50.0% of the equity interest in Hangzhou Leihuo.  Hangzhou Leihuo has a license to provide Internet content and has operated our mobile games since 2014.

•                            Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and the ultimate shareholders of Hangzhou Leihuo.  Each of Mr. Hu and Mr. Chen has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated April 15, 2009.  Under the Loan Agreements, NetEase Hangzhou provided each of Mr. Hu and Mr. Chen with an interest-free loan in the principal amount of RMB5.0 million (US$0.8 million), which funds were used by each of Mr. Hu and Mr. Chen to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo.  Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine.  The term of each Loan Agreement is twenty years from the date of the agreement and can be extended upon the mutual consent of both parties.  Under the Equity Pledge Agreements, each of Mr. Hu and Mr. Chen pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Proxy Agreement and the Operating Agreement.  Each of Mr. Hu and Mr. Chen agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.

•                            Exclusive Purchase Option Agreements among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo.  Under the Exclusive Purchase Option Agreements, each of Mr. Hu and Mr. Chen has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in Hangzhou Leihuo at a price equal to the original paid-in capital paid by the ultimate shareholder.   In addition, Hangzhou Leihuo has granted NetEase Hangzhou an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Hangzhou Leihuo or its subsidiaries at a price equal to the net book value of such assets.  Each of Hangzhou Leihuo and the ultimate shareholders agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The term of each Exclusive Purchase Option Agreement is twenty years from April 15, 2009 and can be extended with the written consent of NetEase Hangzhou.

•                              Proxy Agreements between NetEase Hangzhou and the ultimate shareholders of Hangzhou Leihuo. Each of Mr. Hu and Mr. Chen has entered into a Proxy Agreement to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Hangzhou Leihuo. The term of each Proxy Agreement is twenty years from April 15, 2009 and may be extended with the mutual agreement of both parties.

•                              Operating Agreement among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, Hangzhou Leihuo and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, Hangzhou Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou.  NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by Hangzhou Leihuo for its operations.  Furthermore, the ultimate shareholders of Hangzhou Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint Hangzhou Leihuo’s board members, president, chief financial officer and other senior executive officers.  The term of this agreement is 20 years from April 15, 2009 and can be extended with the written consent of NetEase Hangzhou.

•                              Cooperation Agreement between NetEase Hangzhou and Hangzhou Leihuo.  Under this Cooperation Agreement, NetEase Hangzhou has agreed to provide the following services:

•                                    the development of computer software (including but not limited to online games) and technical support and maintenance for computer software operation;

•                                    the provision of broadband internet access and other operational support; and

•                                    jointly with Hangzhou Leihuo, the provision of value-added telecommunication and other services to users of the Leihuo website and relevant products.

Hangzhou Leihuo has agreed to pay a monthly service fee to NetEase Hangzhou in accordance with a formula based on its expenses incurred. This agreement was effective from January 1, 2010 and will continue to be effective unless it is terminated by written notice of NetEase Hangzhou or, in case of a material breach of the agreement, it is terminated by written notice of the non-breaching party.

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

In October 2014, Mr. Ding and two of our directors, Mr. Denny Lee and Mr. Michael Tong, subscribed for, respectively, 2,673,796, 29,500 and 29,500 newly issued Series A preferred shares of Lede Inc. for cash consideration of approximately US$10.0 million, US$0.1 million and US$0.1 million, respectively.  Lede Inc. granted customary shelf and piggy-back registration rights for these shares, which become exercisable 180 days after certain conditions are met.

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

A.8                             Dividend Policy

In February 2014, our board of directors approved an annual cash dividend with respect to fiscal year 2013 in the amount of US$1.41 per ADS, amounting to an aggregate of RMB1,109.7 million (US$183.3 million). Such dividend was payable to shareholders of record as of February 26, 2014 and was paid on March 7, 2014.

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2014. Under the new policy, quarterly dividends will be set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter.  The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors.  Our board of directors declared dividends of US$0.34, US$0.37, US$0.36 and US$0.39 per ADS for the first, second, third and fourth quarters of 2014, respectively.

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

	Sales Price
	High	Low
Annual highs and lows
2010	$43.66	$26.16
2011	$55.00	$35.74
2012	$63.81	$37.15
2013	$78.60	$42.41
2014	$105.82	$63.35

Quarterly highs and lows
First Quarter 2013	$55.12	$42.41
Second Quarter 2013	$63.94	$51.75
Third Quarter 2013	$76.12	$60.40
Fourth Quarter 2013	$78.60	$64.08
First Quarter 2014	$82.40	$63.35
Second Quarter 2014	$78.36	$64.45
Third Quarter 2014	$90.12	$75.74
Fourth Quarter 2014	$105.82	$82.41
First Quarter 2015	$116.53	$94.83

Monthly highs and lows
October 2014	$94.72	$82.41
November 2014	$105.82	$91.80
December 2014	$104.84	$96.56
January 2015	$112.90	$98.81
February 2015	$116.53	$100.04
March 2015	$105.30	$94.83
April 2015 (through April 10, 2015)	$120.15	$107.06

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

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

On July 4, 2014, SAFE promulgated the Circular on Issues Relating to Pilot Reform in Certain Areas With Respect to the Administration of Foreign Exchange Capital Settlement of Foreign Invested Enterprises, which stipulated that in certain pilot areas, such as Zhongguancun national innovation demonstration zone, the foreign exchange capital of a foreign invested enterprise can be settled in banks in accordance with its actual operational requirements.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, are generally subject to the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder is not able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States.

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

Tax on Net Investment Income

A 3.8% tax is imposed on the “net investment income” (as defined in section 1411 of the Code) of individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules.  U.S. Holders should consult their tax advisors regarding the applicability of this net investment income tax in respect of an investment in our company in light of their particular circumstances.

Passive Foreign Investment Company

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

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

If our company is classified as a PFIC for any taxable year during which a U.S. Holder owns shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares or ADSs.

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

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our shares or ADSs.

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

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their holding of stock or securities issued by a non-U.S. person (such as our company), subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) with their tax return for each year in which they hold such stock or securities.  U.S. Holders should consult their own tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares or ADSs.

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

Maples and Calder, our counsel as to Cayman Islands law, and Jun He Lawyers, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Jun He Lawyers has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2014, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,519 for the year ended December 31, 2014.

PART II

Item  13.                                               Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.                                               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15.                                               Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2014.

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

Item  16C.                                      Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) for certain services rendered to our company during 2013 and 2014.

	For the year ended December 31,
	2013(1)	2014(1)
	RMB (in thousands)
Audit fees (2)	10,491	17,052
Tax fees (3)	569	1,114
All other fees (4)	192	192
Total	11,252	18,358

(1)         The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB607,000 and RMB1,010,000 in 2013 and 2014, respectively.

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

Item  16E.                                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 12, 2014, we announced a new share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$100.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program expired on February 16, 2015, and no ADSs were repurchased under it.

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

Item  16H.                                     Mine Safety Disclosure

Not applicable.

PART III

Item 17.                               Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                               Financial Statements

The consolidated financial statements for NetEase, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.                               Exhibits

Exhibit Number	Document
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.1

Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.2*

Amendment and Novation of Shareholder Voting Right Trust Agreement dated May 1, 2014 among William Lei Ding, Bo Ding, Xiaojun Hui, Beijing Guangyitong Advertising Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd.

3.3*	Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

3.4*	Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen.

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

4.2

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010)

4.3

Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.4

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

4.7

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

4.8

Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.9

Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.10

Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.11

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

4.13

Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.14

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

4.19

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

4.21

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

4.22

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

4.24	Form of Cooperative Agreement (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 22, 2013)

4.25*	Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

4.26*	Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen.

4.27*	Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

4.28*	Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen.

4.29*	Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Gang Chen and Hangzhou Leihuo Network Co., Ltd.

4.30*	Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu and Hangzhou Leihuo Network Co., Ltd.

4.31*	Operating Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu, Gang Chen and Hangzhou Leihuo Network Co., Ltd.

4.32*	Cooperation Agreement dated January 1, 2010 between NetEase (Hangzhou) Network Co., Ltd. and Hangzhou Leihuo Network Co., Ltd.

4.33*	Amendment and Novation of Operating Agreement dated May 1, 2014 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding.

4.34*	Amendment and Novation of Letter of Agreement dated May 1, 2014 among NetEase Inc., William Lei Ding, Bo Ding and Xiaojun Hui.

4.35*	Loan Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui.

4.36*	Equity Pledge Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui.

8.1*	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Charter of Audit Committee of the Board of Directors of the Registrant

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder

15.4*	Consent of Jun He Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 24, 2015

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2014. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. and its subsidiaries (“the Company”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 24, 2015

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,458,298	2,021,453	325,799
Time deposits	16,625,468	18,496,574	2,981,107
Restricted cash	2,136,749	2,628,847	423,693
Accounts receivable, net	402,511	873,137	140,724
Prepayments and other current assets	1,144,272	1,451,919	234,007
Short-term investments	901,183	2,058,552	331,778
Deferred tax assets	129,282	202,040	32,563
Total current assets	22,797,763	27,732,522	4,469,671

Non-current assets:
Property, equipment and software, net	872,113	1,281,225	206,496
Land use right, net	11,271	77,648	12,515
Deferred tax assets	23,085	21,160	3,410
Time deposits	500,000	673,000	108,468
Other long-term assets	342,098	569,116	91,725
Total non-current assets	1,748,567	2,622,149	422,614

Total assets	24,546,330	30,354,671	4,892,285

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB203,949 and RMB408,112 as of December 31, 2013 and 2014, respectively)	219,259	410,722	66,196
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB34,631 and RMB56,917 as of December 31, 2013 and 2014, respectively)	377,117	534,565	86,156
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB12,015 and RMB40,894 as of December 31, 2013 and 2014, respectively)	74,463	334,290	53,878
Short-term loan	975,504	2,049,865	330,378
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB610,403 and RMB871,722 as of December 31, 2013 and 2014, respectively)	1,481,036	1,967,780	317,149
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB593,706 and RMB765,895 as of December 31, 2013 and 2014, respectively)	957,299	1,357,228	218,746
Deferred tax liabilities	148,506	101,997	16,439
Total current liabilities	4,233,184	6,756,447	1,088,942
Long-term payable:
Other long-term payable	144,883	106,430	17,153

Total liabilities	4,378,067	6,862,877	1,106,095

Commitments and contingencies (See Note 22)

Mezzanine classified noncontrolling interests	—	133,634	21,538

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,250,284 shares issued and outstanding as of December 31, 2013 and 3,268,019 shares issued and outstanding as of December 31, 2014	2,663	2,674	431
Additional paid-in capital	854,878	1,226,416	197,662
Statutory reserves	878,466	937,282	151,062
Retained earnings	18,509,161	21,223,973	3,420,684
NetEase, Inc’s shareholders’ equity	20,245,168	23,390,345	3,769,839
Noncontrolling interests	(76,905)	(32,185)	(5,187)
Total shareholders’ equity	20,168,263	23,358,160	3,764,652

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	24,546,330	30,354,671	4,892,285

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues:
Online game services	7,287,063	8,308,618	9,815,019	1,581,894
Advertising services	850,157	1,094,623	1,551,652	250,081
E-mail, e-commerce and others	242,741	368,014	1,113,773	179,507
	8,379,961	9,771,255	12,480,444	2,011,482
Sales tax expense	(179,005)	(575,080)	(767,610)	(123,716)
Net revenues	8,200,956	9,196,175	11,712,834	1,887,766
Cost of revenues	(2,578,067)	(2,478,516)	(3,261,544)	(525,665)
Gross profit	5,622,889	6,717,659	8,451,290	1,362,101

Operating expenses:
Selling and marketing expenses	(906,707)	(1,093,612)	(1,894,998)	(305,418)
General and administrative expenses	(286,223)	(349,832)	(467,669)	(75,375)
Research and development expenses	(718,315)	(921,618)	(1,323,498)	(213,309)
Total operating expenses	(1,911,245)	(2,365,062)	(3,686,165)	(594,102)

Operating profit	3,711,644	4,352,597	4,765,125	767,999
Other income/(expenses):
Investment income, net	43,770	37,255	27,373	4,412
Interest income	423,634	506,181	601,502	96,944
Exchange losses	(554)	(15,348)	(17,998)	(2,901)
Other, net	99,718	95,136	82,438	13,287
Income before tax	4,278,212	4,975,821	5,458,440	879,741
Income tax	(691,642)	(530,603)	(662,735)	(106,814)

Net income	3,586,570	4,445,218	4,795,705	772,927
Add: Net loss/(income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	50,882	(1,308)	(39,082)	(6,299)
Net income attributable to the NetEase, Inc.’s shareholders	3,637,452	4,443,910	4,756,623	766,628
Comprehensive income	3,586,570	4,445,218	4,795,705	772,927
Add: Comprehensive loss/(income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	50,882	(1,308)	(39,082)	(6,299)
Comprehensive income attributable to the NetEase, Inc.’s shareholders	3,637,452	4,443,910	4,756,623	766,628

Net income per share, basic	1.11	1.37	1.46	0.24
Net income per ADS, basic	27.70	34.21	36.43	5.87
Net income per share, diluted	1.11	1.36	1.45	0.23
Net income per ADS, diluted	27.65	34.12	36.29	5.85
Weighted average number of ordinary shares outstanding, basic	3,282,663	3,247,874	3,264,450	3,264,450
Weighted average number of ADS outstanding, basic	131,307	129,915	130,578	130,578
Weighted average number of ordinary shares outstanding, diluted	3,288,330	3,256,297	3,277,049	3,277,049
Weighted average number of ADS outstanding, diluted	131,533	130,252	131,082	131,082

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

The accompanying notes are an integral part of these consolidated financial statements.

			Additional						Total
	Ordinary shares		paid-	Treasury stock		Statutory	Retained	Noncontrolling	shareholders’
	Share	Amount	in capital	Share	Amount	reserves	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2011	3,273,937	2,687	1,002,336	—	—	472,586	11,649,092	(28,237)	13,098,464
Ordinary shares issued upon exercise of employee stock options	4,929	3	24,709	—	—	—	—	—	24,712
Ordinary shares issued upon settlement of restricted share units	8,680	6	(6)	—	—	—	—	—	—
Share-based compensation	—	—	129,642	—	—	—	—	—	129,642
Appropriation to statutory reserves	—	—	—	—	—	161,522	(161,522)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	3,637,452	(50,882)	3,586,570
Repurchase of shares	—	—	—	(41,504)	(422,489)	—	—	—	(422,489)
Dividend to shareholders	—	—	—	—	—	—	(815,413)	—	(815,413)
Balance as of December 31, 2012	3,287,546	2,696	1,156,681	(41,504)	(422,489)	634,108	14,309,609	(79,119)	15,601,486
Ordinary shares issued upon exercise of employee stock options	240	—	2,474	—	—	—	—	—	2,474
Ordinary shares issued upon settlement of restricted share units	13,083	8	(8)	—	—	—	—	—	—
Share-based compensation	—	—	217,431	—	—	—	—	—	217,431
Appropriation to statutory reserves	—	—	—	—	—	244,358	(244,358)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	4,443,910	1,308	4,445,218
Repurchase of shares	—	—	—	(9,081)	(99,262)	—	—	—	(99,262)
Cancellation of treasury stock	(50,585)	(41)	(521,710)	50,585	521,751	—	—	—	—
Capital injection in a subsidiary by noncontrolling interests shareholders	—	—	10	—	—	—	—	906	916
Balance as of December 31, 2013	3,250,284	2,663	854,878	—	—	878,466	18,509,161	(76,905)	20,168,263
Ordinary shares issued upon exercise of employee stock options	285	—	2,917	—	—	—	—	—	2,917
Ordinary shares issued upon settlement of restricted share units	17,450	11	(11)	—	—	—	—	—	—
Share-based compensation	—	—	368,632	—	—	—	—	—	368,632
Appropriation to statutory reserves	—	—	—	—	—	58,816	(58,816)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	4,756,623	35,813	4,792,436
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	—	—	—	—	15	8,907	8,922
Dividend to shareholders	—	—	—	—	—	—	(1,983,010)	—	(1,983,010)
Balance as of December 31, 2014	3,268,019	2,674	1,226,416	—	—	937,282	21,223,973	(32,185)	23,358,160

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,586,570	4,445,218	4,795,705	772,927
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	233,509	158,363	174,462	28,118
Investment impairment	—	—	24,040	3,875
Share-based compensation cost	203,018	306,308	349,277	56,293
Allowance for/(reversal of) provision for doubtful accounts	3,088	(2,007)	3,765	607
(Gain)/loss on disposal of property, equipment and software	(42)	(509)	1,507	243
Unrealized exchange (gains)/ losses	(5,665)	12,266	18,764	3,024
Deferred income taxes	(31,568)	142,283	(117,342)	(18,912)
Net equity share of (income)/losses from associated companies	(842)	5,321	48,955	7,890
Fair value changes of short-term investments	21,758	12,355	(64,249)	(10,355)
Changes in operating assets and liabilities:
Accounts receivable	(70,318)	(131,030)	(474,381)	(76,456)
Prepayments and other current assets	(68,833)	(21,933)	(292,416)	(47,129)
Accounts payable	43,168	70,959	190,453	30,695
Salary and welfare payables	45,434	87,269	157,448	25,376
Taxes payable	(34,449)	(315,001)	259,828	41,877
Deferred revenue	145,946	321,018	486,744	78,449
Accrued liabilities and other payables	153,516	145,010	310,463	50,037
Net cash provided by operating activities	4,224,290	5,235,890	5,873,023	946,559

Cash flows from investing activities
Purchase of property, equipment and software	(178,654)	(218,936)	(537,376)	(86,609)
Proceeds from sale of property, equipment and software	777	4,516	1,463	236
Purchase of other intangible assets	(32)	(900)	(14,011)	(2,258)
Purchase of land use right	—	—	(66,957)	(10,792)
Net change of short-term investments with terms of three months or less	(120,000)	(480,000)	247,406	39,875
Purchase of short-term investments	(1,101,691)	(400,000)	(2,358,122)	(380,060)
Proceeds from maturities of short-term investments	1,120,000	1,040,000	1,017,596	164,007
Investment in an associated company	—	(200,000)	(20,000)	(3,223)
Transfer to restricted cash	(251,822)	(1,566,244)	(492,149)	(79,320)
Placement/rollover of matured time deposits	(19,204,499)	(21,807,617)	(21,955,012)	(3,538,506)
Proceeds from maturity of time deposits	15,326,801	18,231,797	19,905,004	3,208,104
Net change in other assets	(44,918)	(55,895)	(248,008)	(39,972)
Net cash used in investing activities	(4,454,038)	(5,453,279)	(4,520,166)	(728,518)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	1,005,680	2,046,669	329,863
Payment of short-term bank loan	—	—	(975,504)	(157,223)
Proceeds from employees exercising stock options	24,712	2,474	2,917	470
Dividends paid to shareholders	—	(815,413)	(1,983,010)	(319,603)
Capital contribution from mezzanine classified noncontrolling interests shareholders	—	—	130,365	21,011
Capital injection from noncontrolling interest shareholders	—	916	121	20
Repurchase of shares	(414,942)	(106,809)	—	—
Net cash (used in)/provided by financing activities	(390,230)	86,848	(778,442)	(125,462)

Effect of exchange rate changes on cash held in foreign currencies	(3,871)	(1,930)	(11,260)	(1,815)

Net (decrease)/ increase in cash and cash equivalents	(623,849)	(132,471)	563,155	90,764
Cash and cash equivalents beginning of the year	2,214,618	1,590,769	1,458,298	235,035
Cash and cash equivalents end of the year	1,590,769	1,458,298	2,021,453	325,799

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	683,609	687,454	551,303	88,854
Supplemental schedule of non-cash investing and financing activities:
Share repurchase financed by accounts payable	7,547	—	—	—
Dividend payable	814,934	—	—	—
Fixed asset purchases financed by accounts payable	7,228	10,071	80,575	12,986

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                  The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (the “Company”)  with effect from March 29, 2012. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2014, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, the United States of America (“USA”), Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2014, the Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group” or the “Company”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2014 are described below:

Place and year of
Major Subsidiaries	Incorporation
NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China 1999

Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China 2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China 2006

Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China 2009

Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China 2011

NetEase Media Technology (Beijing) Co., Ltd.(“Media Beijing”)	Beijing, China 2012

Major VIEs	Place and year of Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China 1999

Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China 2008

StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China 2008

StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China 2008

Hangzhou NetEase Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China 2009

Wangyibao Co., Ltd. (“Wangyibao Company”)	Hangzhou, China 2010

Guangzhou NetEase, one principal VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and another Chinese employee of the Company. It is responsible for providing online games, e-mail and other value-added telecommunication services.

Guangyitong Advertising, owned by Guangzhou NetEase and William Lei Ding, was incorporated in November 1999 in China. Guangyitong Advertising operates the Company’s portal business.

HZ Leihuo was incorporated in April 2009 in China by two Chinese employees of the Company and currently operates the Company’s mobile game business.

Wangyibao Company was incorporated in July 2010 in China as a wholly-owned subsidiary of Guangzhou NetEase for the purpose of operating the Wangyibao online payment platform of the Company to facilitate e-payments by online game or other services customers to the Company.

In addition, Shanghai EaseNet is a PRC company owned by William Lei Ding, and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard Entertainment, Inc. (“Blizzard”) and the Company, and with the Company. The joint venture was established concurrently with the licensing of certain online games in August 2008 and provides technical services to Shanghai EaseNet. The joint venture currently consists of two companies, StormNet IT HK and its wholly-owned subsidiary StormNet IT SH.

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2013	2014
	RMB	RMB

Total assets	2,616,962	3,449,055
Total liabilities	2,624,377	3,304,133

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net revenues	8,264,780	9,263,978	11,293,218
Net (loss)/income	(134,519)	(29,335)	139,560

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by operating activities	180,462	143,403	368,209
Net cash used in investing activities	(173,649)	(220,809)	(148,982)
Net cash (used in)/provided by financing activities	(227,452)	(9,697)	2,508

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs and certain non-distributable statutory reserves amounting to approximately RMB199.1 million and RMB13.2 million, respectively as of December 31, 2014.  As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2014.

(b)                  Nature of operations

The Group generates revenues from providing online game services and advertising services on the NetEase websites, and from e-mail, e-commerce and other services. Substantially all of the Company’s revenues are generated through its VIEs.

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

VIE Arrangements with Guangzhou NetEase, Guangyitong Advertising, HZ Leihuo, and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.  Our VIEs include:

(1)     Guangzhou NetEase (owned by William Lei Ding or Mr. Ding, the Company’s Chief Executive Office, director and principal shareholder, and one Chinese employee of the Company,(together referred as “the VIE shareholders”)*),

(2)     Guangyitong Advertising (owned by Mr. Ding and Guangzhou NetEase*),

(3)     HZ Leihuo (owned by two employees of the Company), and

(4)     Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with these VIEs, the Company’s subsidiaries NetEase Beijing, Media Beijing, Boguan and NetEase Hangzhou provided technical consulting and related services to these VIEs. In 2012, these agreements were replaced with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in the Company’s business in China becoming subject to a value-added tax instead of a business tax. The principal agreements that transfer economic benefits of Guangzhou NetEase and Guangyitong Advertising to the Company and its subsidiaries are:

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

The principal agreements that provide the Company and its subsidiaries effective control over Guangzhou NetEase and Guangyitong Advertising are:

•                 Operating Agreement among NetEase Beijing, Guangyitong Advertising and the VIE shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and the VIE shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing. NetEase Beijing has also agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. The term of this agreement is 20 years from February 3, 2000.

•                 Shareholder Voting Rights Trust Agreement among the VIE shareholders and NetEase Beijing. William Lei Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and the VIE shareholders agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all voting rights. NetEase Beijing has also agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. The term of this agreement was 10 years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010.

•                 Letter of Agreement. Each of VIE shareholder have agreed that any amendments to be made to the agreements to which Guangzhou NetEase, Guangyitong Advertising and/or the VIE shareholders are parties, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of William Lei Ding. The VIE shareholders have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of the Company’s Board. The term of this agreement is 20 years from June 6, 2000.

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

*                 In May 2014, NetEase Beijing caused the 10.0% interest in Guangzhou NetEase held by Bo Ding to be transferred to William Lei Ding (9%) and one Chinese employee of the Company (1%).  As a result of this transfer, William Lei Ding and that employee of the Company own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively. Concurrently, Bo Ding transferred the 20.0% equity interest in Guangyitong Advertising held by him to William Lei Ding.

The principal agreements that provide the Company and its subsidiaries effective control over HZ Leihuo are:

•                                         Operating Agreement among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo. To ensure the successful performance of the various agreements between the parties, HZ Leihuo and its VIE shareholders have agreed that, except for transactions in the ordinary course of business, HZ Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of HZ Leihuo without the prior written consent of NetEase Hangzhou.  NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by HZ Leihuo for its operations.  Furthermore, the VIE shareholders of HZ Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint HZ Leihuo’s board members, president, chief financial officer and other senior executive officers.  The term of this agreement is 20 years from April 15, 2009 and can be extended with the written consent of NetEase Hangzhou.

•                                         Cooperation Agreement between NetEase Hangzhou and HZ Leihuo.  Under this agreement, starting from January 1, 2010, NetEase Hangzhou agreed to provide various technical consulting and related services to HZ Leihuo in exchange for a monthly service fee paid by HZ Leihuo. The agreement will continue to be effective unless it is terminated by written notice of NetEase Hangzhou or, in case of a material breach of the agreement, it is terminated by written notice of the non-breaching party.

•                                         Proxy Agreements between NetEase Hangzhou and the VIE shareholders of HZ Leihuo.  Each of the VIE shareholders of HZ Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of HZ Leihuo. The term of each proxy agreement is 20 years from April 15, 2009 and may be extended with the mutual agreement of both parties.

•                                         Exclusive Purchase Option Agreements among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo.  Each of VIE shareholders of HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in HZ Leihuo at a price equal to the original paid-in capital paid by the ultimate shareholder.   In addition, HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of the assets held by HZ Leihuo or its subsidiaries at a price equal to the net book value of such assets.  Each of HZ Leihuo and the VIE shareholders of HZ Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of HZ Leihuo without the prior written consent of NetEase Hangzhou. The term of each Exclusive Purchase Option Agreement is 20 years from April 15, 2009 and can be extended with the written consent of NetEase Hangzhou.

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and the Company, and the Company.

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

•             block the Group’s websites;

•             require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

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

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services, e-mail, e-commerce and others recognized net of sales discount, sales tax and related surcharges.

(i)                     Online game services

MMORPG games

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote. The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more. The revenue recognized from the inactive accounts was insignificant in 2012, 2013 and 2014.

Mobile games

The Group primarily operates mobile games including both self-developed and licensed mobile games through HZ Leihuo and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operation. Fees paid to game developers, distribution channels (app stores) and payment channels are recorded as cost of revenues.

For the purposes of determining when the service has been provided to the end-users, the Group determined that an implied obligation exists to provide on-going services to the end-users who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players. Accordingly, the Group recognizes the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met.

The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

(ii)                   Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by Guangyitong Advertising. Advertising service contracts may consist of multiple elements with a typical term of one quarter to one year. In accordance with ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements (“ASU No.2009 -13”), the Company treats advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, the Company allocates the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. The Company uses (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) the management’s best estimate of the selling price for that deliverable. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

The Group recognizes revenue and expense at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash and cash equivalents, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

For the years ended December 31, 2012, 2013 and 2014, the Group engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

(iii)                E-mail, e-commerce services and others

Revenue from e-mail, e-commerce and others is predominantly derived from activities related to fee-based premium services, e-commerce and online payment platform services.

Fee-based premium services revenues, operated on a monthly subscription basis, are derived principally from providing premium e-mail and other wireless value-added services. Prepaid subscription revenues are deferred and are recognized by the Group over the period in which the services are provided.

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

Revenues from e-commerce services mainly include e-commerce services related to third party virtual e-commerce products. The Company recognizes revenue when services are rendered to customers based on the pre-determined service fee rate.

(d)                 Cost of revenues

Costs of online game services, advertising services and e-mail, e-commerce and others consist primarily of staff costs, royalties and consultancy fees related to licensed games, revenue sharing cost related to mobile games, depreciation and amortization of computers and software, server custody fees, bandwidth, and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)                   Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. For the years ended December 31, 2012, 2013 and 2014, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)                    Cash, cash equivalents and time deposits

Cash and cash equivalents represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2013, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$12.7 million and Euro4.3 million, respectively. As of December 31, 2014, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$25.9 million and Euro2.1 million, respectively (equivalent to approximately RMB158.3 million and RMB15.3 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2013, there were time deposits denominated in US dollars and Euro amounting to approximately US$382.3 million and Euro2.6 million, respectively. As of December 31, 2014, there were time deposits denominated in US dollars and Euro amounting to approximately US$637.6  million and Euro2.0 million (equivalent to approximately RMB3.9 billion and RMB14.9 million, respectively).

As of December 31, 2013 and 2014, the Company had approximately RMB14.6 billion and RMB14.7 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 78.3% and 69.2% of total cash and cash equivalents and time deposits of the Company, respectively.

As of December 31, 2013 and 2014, the Company had a restricted cash balance which is set aside for a period of 12 months or less of approximately RMB2,136.7 million and RMB2,628.8 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Guarantee deposit for consulting fee payments due to Blizzard	70.0	40.0
Escrow account deposit for funding sales and marketing activities of Blizzard’s licensed games	212.4	276.1
Customer deposit of Wangyibao accounts	389.3	599.3
Pledge deposit for short-term bank borrowing	1,459.0	1,703.4
Others	6.0	10.0
	2,136.7	2,628.8

The Company had no other lien arrangements during 2013 and 2014.

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, short-term loan, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 27 for additional information.

(h)                  Investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Company has positive intent and ability to hold to maturity, all of which are with an original maturities of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income /(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 6 and Note 27 for additional information.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. An available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in other long-term assets.

For investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

(i)                     Investment in associated companies

Investments in associated companies in which the Company is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under other long-term assets in the consolidated balance sheets

(j)                     Property, equipment and software

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

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. When the Company retires or disposes its property, equipment and software, it records any gain or loss arising from the retirement or disposal under Other, net in its consolidated statements of operations and comprehensive income.

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

(l)                     Advertising expenses

The Company expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB242.8 million, RMB370.9 million and RMB466.6 million for the years ended December 31, 2012, 2013 and 2014, respectively.

(m)              Foreign currency translation

The functional currency of the entities within the Group is RMB, which is also the reporting currency. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2046 on the last trading day of 2014 (December 31, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(n)                  Share-based compensation

The Company measures the cost of employee services received in exchange for stock options at the grant date fair value of the award under its 2000 Stock Incentive Plan (see Note 20(a)). The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis of 25% a year over a vesting term of four years.  The Company adopts the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Under its 2009 Restricted Share Unit Plan (see Note 20(b)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB106.2 million and RMB137.0 million, respectively, as of December 31, 2014. There were no significant cash payments for share-based liabilities for the years ended 2012, 2013 and 2014.

In 2014, Lede Inc., one of the Company’s subsidiaries, adopted a 2014 Stock Incentive Plan (the “Lede Plan”) and granted options exercisable for ordinary shares of Lede Inc. to certain of the Group’s employees (Lede Inc., together with its subsidiaries and VIEs are referred to as “Lede”). The options expire six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Company adopts the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate. As of December 31, 2014, there was RMB94.0 million (US$15.2 million) unrecognized compensation cost under the Lede Plan as if all options granted had become fully vested.

Forfeitures were estimated based on the Company’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 20 for further information regarding share-based compensation assumptions and expense.

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

The Company reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Company did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2012, 2013 and 2014.

The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2013 and 2014.

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

The staff bonus and welfare fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances, and therefore are not available for distribution except in liquidation.

The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2012, 2013 and 2014 (in thousands):

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Appropriations to general reserve funds and statutory surplus funds	161,522	244,358	58,816

For the years ended December 31, 2012 and 2013, NetEase Beijing and Boguan, as well as Netease Hangzhou for the year ended December 31, 2014, did not make appropriations to statutory reserves as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

(r)                   Noncontrolling interests and Mezzanine classified noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

The noncontrolling interest will continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Mezzanine classified noncontrolling interests represent Series A convertible redeemable preferred shares (“preferred shares”) issued by Lede Inc. to certain investors (see Note 17), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these preferred shares are contingently redeemable upon the occurrence of a conditional event (see Note 20(f)), which is not solely within the control of the Company. The carrying value of this non-controlling interest as mezzanine equity will be adjusted by an accumulative amount equal to the amount of net profit attributable to preferred shareholders based on their ownership percentage.

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

(t)                     Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The Group’s comprehensive income and net income were the same during the years ended December 31, 2012, 2013 and 2014.

(u)                  Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 26.

(v)                  Dividends

Dividends of the Company are recognized when declared.

(w)                Recently issued accounting pronouncements

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.                        Concentrations and Risks

(a)                   Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2012, 2013 and 2014 as follows:

	For the year ended December 31,
	2012	2013	2014
Total number of telecommunications service providers	11	13	13
Number of service providers provided by 10% or more of the Company’s bandwidth and server custody expenditure	2	3	3
Total % of the Company’s bandwidth and server custody expenditure provided by 10% or greater service providers	82.1%	91.9%	90.2%

(b)                   Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2013 and 2014, substantially all of the Company’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services. One single customer has a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2013 and no single customer has a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2014, as follows:

	December 31,	December 31,
	2013	2014
Customer A	10.04%	Below 10%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of the held-to-maturity investment of fixed-rate corporate bonds of well-known Chinese companies and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, both have a maturity date within one year as of the purchase date. The held-to-maturity investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of the held-to-maturity investments and other short-term investments range from 3.05% to 5.18% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Company and have a material effect on the Company’s financial condition and results of operations.

(c)                    Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2012, 2013 and 2014.

(d)                   Online Games

The Company derived a combined total of 93.7%, 90.9% and 89.8% of its total net game revenues for the years ended December 31, 2012, 2013 and 2014, respectively, from several of the Company’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey II (a comprehensive upgrade from Fantasy Westward Journey), New Westward Journey Online II (a comprehensive upgrade from Westward Journey Online II), Tianxia III, Ghost II (a comprehensive upgrade from Ghost) and Heroes of Tang Dynasty Zero (a comprehensive upgrade from Heroes of Tang Dynasty II), as well as World of Warcraft® and Hearthstone®: Heroes of Warcraft™, two games developed by and licensed from Blizzard.

(e)                    Chinese Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide Internet services through contractual arrangements in China as this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry.  In January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ‘‘actual control’’ in determining whether a company is considered a foreign-invested enterprise. If the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal. It is uncertain whether the Company would be considered as ultimately controlled by Chinese parties under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure. Further, it is uncertain when or if the draft Foreign Investment Law will be passed and if it is, when it will become effective. In addition, it is uncertain whether the industries of online games, portal and other virtual products, in which the Company’s VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ that is to be issued. If the enacted version of the Foreign Investment Law and the final ‘‘negative list’’ mandate further actions, such as market entry clearance or certain restructuring of the Company’s corporate structure and operations, to be completed by companies with existing VIE structures, there may be substantial uncertainties as to whether the Company can complete these actions in a timely manner, or at all, and the Company’s business and financial condition may be materially and adversely affected.

Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations, its legal structure and scope of operations in China, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in China.

4.                        Allowance for Doubtful Accounts

The Company closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2012	7,972	3,088	(668)	10,392
2013	10,392	(2,007)	(110)	8,275
2014	8,275	3,765	(878)	11,162

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	374,877	313,342
Prepayment for royalties, revenue sharing cost - current portion	221,921	360,499
Interest receivable	246,178	305,063
Prepayments of content and marketing cost and other operational expenses	73,693	145,445
Prepayment for sales tax	77,436	105,096
Bridge loans in connection with ongoing investments	13,800	57,168
Deposits to vendors	14,438	69,961
Employee advances	21,755	27,118
Wangyibao operating funds held by third party online payment platform settlement service providers	74,793	22,777
Others	25,381	45,450
	1,144,272	1,451,919

In accordance with the license agreements of World of Warcraft, StarCraft® II: Wings of Liberty®, and Hearthstone: Heroes of Warcraft, the Company made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2013 and 2014. The guarantee amounts will be released to the Company when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2013 and 2014, prepayments for royalties and revenue sharing cost representing prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

In February 2009, the Company launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Company.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Company engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2013 and 2014, the Company had operating funds held by its third party online payment settlement service providers as shown above.

The amount of employee advances listed above included staff housing loan balances of RMB19.2 million and RMB24.7 million repayable within 12 months from December 31, 2013 and 2014, respectively (see Note 10 (c)). No advances were made directly or indirectly to the Company’s executive officers for their personal benefit for the years ended December 31, 2013 and 2014.

6.                        Short-term Investments

As of December 31, 2013 and 2014, the Group’s short-term investments mainly consisted of held-to-maturity investments including fixed-rate corporate bonds and financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2014, the effective yields of short-term investments ranged from 3.05% to 5.18% per annum (2013: 3.30% to 7.00% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2014
	Cost	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities- fixed rate investments	350,528	—	350,528
Other short-term investments	1,708,024	—	1,708,024
	2,058,552	—	2,058,552

	December 31, 2013
	Cost	Unrecognized Gains/(Loss)	Estimated Fair Value
	RMB	RMB	RMB
Other short-term investments	901,183	—	901,183

During the years ended December 31, 2012, 2013 and 2014, the Company recorded investment income related to short-term investments of RMB42.9 million, RMB35.8 million and RMB64.2 million in the consolidated statements of operations and comprehensive income, respectively.

In addition, as of December 31, 2014, the Company had a loan from an offshore bank in the principal amount of US$90.0 million that was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment. (See Note 13)

7.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Building and decoration	609,865	569,911
Leasehold improvements	42,491	40,790
Furniture, fixtures and office equipment	49,000	63,946
Vehicles	14,845	23,627
Servers and computers	818,271	931,024
Software	40,141	45,356
Construction in progress	196,929	574,932
	1,771,542	2,249,586
Less: accumulated depreciation	(899,429)	(968,361)
Net book value	872,113	1,281,225

Depreciation expense was RMB184.2 million, RMB158.0 million and RMB172.4 million for the years ended 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, the construction in progress balance mainly represented a prepayment of RMB189.5 million and RMB557.7 million, respectively, for the construction of office buildings in Beijing, Hangzhou and Guangzhou. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

8.                        Land Use Right

The Company acquired the land use right in 2007 for the purpose of constructing a new research and development center in Hangzhou The Company also acquired additional land use right in 2014 for the second phase construction of the aforementioned Hangzhou research and development center and an office building located in Zhoushan, which construction had not yet started as at December 31, 2014. Amortization of the land use right is made over the remaining term of the land use right period of 50 years from the date when the Company first obtained the land use right certificate from the local authorities. The land use right is summarized as follows (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Cost	27,779	94,736
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(1,508)	(2,088)
Land use right, net	11,271	77,648

The total amortization expense for each of the years ended December 31, 2012, 2013 and 2014 amounted to approximately RMB258,000, RMB258,000, and RMB580,000, respectively.

9.                        License Rights

License rights represents fees paid for licensed games. In 2011, the Company recorded an impairment charge of approximately RMB50.3 million in the consolidated statements of operations and comprehensive income, which representing 100% provision on the unamortized portion of one of those license rights as of December 31, 2011.

The total amortization expense for the years ended December 31, 2012, 2013 and 2014 amounted to approximately RMB49.0 million, nil and nil, respectively.

The foregoing license rights are summarized as follows (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Payment for license rights	271,582	271,582
Accumulated amortization	(221,266)	(221,266)
Impairment provision for license rights	(50,316)	(50,316)
	—	—

10.                 Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Investments in associated companies	227,656	207,492
Equity investments	38,473	169,986
Copyrights, licenses and domain names	12,533	108,102
Staff housing loans	58,766	63,006
Non-current deposits	3,198	8,479
Others	1,472	12,051
	342,098	569,116

(a)         Investments in associated companies

The Company recorded equity share of profits of RMB0.8 million for the year ended December 31, 2012, equity share of loss of RMB5.3 million for the year ended December 31, 2013, and equity share of loss of RMB33.6 million for the year ended December 31, 2014, which was included in “investment income, net” in the consolidated statements of comprehensive income.  The Company received cash dividends for each of the years ended December 31, 2012, 2013 and 2014 of nil, nil and RMB15.3 million, respectively.

(1)         In August 2008, the Company acquired a 38.5% equity interest in SunEase, Inc., a provider of e-mail integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting with allocation of the purchase price to tangible assets, intangible assets, goodwill and liabilities.

The intangible assets consisted of trade name, customer contracts and relationships and technology, amounting to RMB6.7 million in total, which were fully amortized as of December 31, 2012. Amortization expense of the above-mentioned intangible assets was approximately RMB3.4 million, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

(2)         In August 2013, the Company established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Hangzhou Yixin Technology Co., Ltd. (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Company contributed RMB200 million cash in exchange for a 27% percent equity interest in Yixin.

The investment was accounted for under the equity method of accounting with allocation of the investment cost as follows (in thousands):

RMB
Tangible assets	58,320
Intangible assets	15,876
Goodwill	129,773
Deferred tax liabilities	(3,969)
200,000

The above intangible assets consisted of non-compete agreement, customer base and an exclusivity arrangement at RMB5.9 million, RMB7.8 million and RMB2.1 million, respectively. Amortization expense of the above-mentioned intangible assets was approximately RMB1.1 million and RMB3.2 million for the years ended December 31, 2013 and 2014, respectively.

(3)         In September 2014, the Company established a joint venture with several individuals to launch an e-commerce related business. The Company contributed RMB20 million cash in exchange for a 40% percent equity interest.

(b)         Equity investments

Equity investments represent investments in privately held companies.  The Company carries the investment at cost as the Company does not have significant influence and the investments do not have readily determinable fair value, As at December 31, 2014, an impairment provision of RMB24.0 million related to one of the equity investments was recognized as “investment income, net” in the consolidated statements of comprehensive income as the Company determined that the decline in its fair value is determined to be other-than-temporary. No other impairment provision was recorded in the consolidated statements of comprehensive income.

(c)          Staff housing loans

The Company made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is secured either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 3.0% to 3.5% per annum for the years ended December 31, 2013 and 2014, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2013 and 2014 amounted to approximately RMB19.2 million and RMB24.7 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

11.                 Taxation

(a)                   Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax for 2013 and 2014 on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008.

NetEase Beijing, Boguan and NetEase Hangzhou qualified as HNTEs and enjoyed a preferential tax rate of 15% from 2011 to 2013.  In 2013, each of those three entities was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% from 2011 to 2014. The related tax benefit from 2011 to 2013 was recorded in 2013.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly it was exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015.

Lede Technology was recognized as a Software Enterprise in 2014. It was exempt from EIT for 2014 and 2015 and subject to a 50% reduction in its EIT rate from 2016 to 2018.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2012, 2013 and 2014 (in thousands except per share data):

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	503,045	818,056	824,007
Earnings per share effect, basic	0.15	0.25	0.25
Earnings per share effect, diluted	0.15	0.25	0.25

The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2012, 2013 and 2014 (in thousands):

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current tax expense	723,210	388,320	780,077
Deferred tax (benefit) expense	(31,568)	142,283	(117,342)
Income tax expenses	691,642	530,603	662,735

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2012	2013	2014
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(1.0)	0.3	(1.4)
Effect due to overseas tax-exempt entities	1.2	1.4	1.3
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(11.8)	(16.4)	(15.0)
Change in valuation allowance	1.9	0.8	(0.1)
Income tax refund	—	(7.3)	—
Effect of withholding income tax	0.9	6.9	2.3
Effective income tax rate	16.2	10.7	12.1

As of December 31, 2014, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2015	57,569
Loss expiring in 2016	178,583
Loss expiring in 2017	252,783
Loss expiring in 2018	247,524
Loss expiring in 2019	116,165
852,624

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

Since 2012, a pilot program transitioning specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in certain provinces (“Pilot Program”) and subsequently expanded nationwide in 2013.  According to the implementation circulars, most of the Company’s subsidiaries and VIEs were in the Pilot Program and subject to VAT at a rate of 6%, as compared to the BT rate of 5%.

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2013 and 2014 (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	80,115	96,223
Accruals	64,374	124,418
	144,489	220,641
Less: valuation allowance	(15,207)	(18,601)
Total	129,282	202,040

Deferred tax assets - Non-current:
Depreciation of fixed assets	2,234	2,151
Impairment of license rights	1,413	—
Net operating tax loss carry forward	173,243	190,726
Amortization of Intangible assets	20,851	19,009
	197,741	211,886
Less: valuation allowance	(174,656)	(190,726)
Total	23,085	21,160

	December 31,	December 31,
	2013	2014
	RMB	RMB
Deferred tax liabilities - Current:	148,506	101,997

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

	Balance at	Provision	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2012	85,326	71,980	157,306
2013	157,306	32,557	189,863
2014	189,863	19,464	209,327

(d)                  Withholding income tax

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. Such withholding income tax was exempted under the previous income tax law. On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Based on the interpretation of the current tax laws, management believes that the Company and all its non-PRC subsidiaries are not considered as a “resident enterprise” in China for corporate income tax purposes, but it cannot be certain that the relevant PRC tax authorities will agree with this determination. Except for the foregoing withholding taxes, the Company’s non-PRC subsidiaries, which are currently all incorporated in Hong Kong, the British Virgin Islands or Cayman Islands and U.S. are not subject to taxation on dividends they receive from the Company’s PRC subsidiaries.

In 2013, the Company accrued RMB344.7 million of withholding tax liabilities, of which RMB55.6 million was associated with its 2013 annual dividend and RMB289.1 million was associated with cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

In 2014, the Company accrued RMB125.1 million (US$20.2 million) of withholding tax liabilities, associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

Aside from the above distributions, the Company intends to indefinitely reinvest all remaining undistributed earnings as of December 31, 2014 in its PRC subsidiaries. Accordingly, no other withholding tax is expected to be incurred, and the unrecognized deferred tax liabilities as of December 31, 2013 and 2014 were approximately RMB597.3 million and RMB734.6 million (US$118.4 million), respectively.

12.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2013 and 2014 (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Sales tax	18,139	20,445
Withholding individual income taxes for employees	31,696	46,963
Enterprise income taxes	3,326	241,008
Others	21,302	25,874
	74,463	334,290

13.                Short-term Loan

In 2013, the Company entered into a short-term loan arrangement with the Hong Kong and Shanghai Banking Corporation (“HSBC”). The commitment of the loan amounts to RMB975.5 million (US$161.1 million), with a fixed interest rate of 1.25% per annum and a maturity term of twelve months.

In 2014, the Company entered into three short-term loan arrangements with HSBC. The commitments of the loans are RMB673.1 million (US$110.0 million), RMB550.7 million (US$90.0 million), and RMB275.4 million (US$45.0 million), with a fixed interest rate of 1.15% , 1.15%, and 0.96% per annum and a maturity term of twelve months, twelve months, and three months, respectively.

In 2014, the Company entered into a short-term loan arrangement with the JPMorgan Chase & Co. The commitment of the loan amounts to RMB550.7 million (US$90.0 million), with a fixed interest rate of 0.96% per annum and a maturity term of twelve months. The US$90.0 million loan was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment. (see Note 6)

14.                Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2013 and 2014 (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
Customer deposits on Wangyibao accounts	464,061	622,021
Marketing expenses	158,298	294,401
RSU payables (see Note 2(n))	119,851	137,033
Accrued fixed assets related payables	9,449	80,942
Server custody fees and telecommunication charges	38,850	64,614
Accrued revenue sharing	11,448	27,838
Other staff related cost	16,497	23,203
Content cost	23,827	13,354
Professional fees	10,517	11,939
Royalty and consulting fee payments due to Blizzard	53,867	—
Others	50,634	81,883
	957,299	1,357,228

15.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold, unamortized mobile game in-game spending and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

16.                Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2013 and 2014 (in thousands):

	December 31,	December 31,
	2013	2014
	RMB	RMB
RSU long-term payable (see Note 2(n))	144,433	106,230
Other	450	200
	144,883	106,430

17.                Mezzanine Classified Noncontrolling Interests

In November  2014, one of the Company’s subsidiaries Lede Inc., issued 5,673,796 of Series A convertible redeemable preferred shares (the ‘‘Preferred Shares’’) to certain investors, including LNT Investment Holdings (PTC) Limited (‘‘LNT Holdings’’), Shining Globe International Limited (‘‘Shining Globe’’) and two Directors of the Company, for US$3.74 per share in exchange of a total consideration of US$21.2 million (RMB130.4 million). LNT Holdings is a private trust company incorporated under the laws of the British Virgin Islands, controlled by a group of employees of the Group (other than the employees of Lede). Shining Globe is a private company incorporated under the laws of the British Virgin Islands, controlled by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder. These preferred shares are recognized as mezzanine classified noncontrolling interest in the consolidated balance sheet as these preferred shares are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. No share-based compensation cost was recognized as the subscription price paid by investors was the fair value of the Preferred Shares.

The key terms of the Preferred Shares are summarized as follows:

Conversion

The Preferred Shares will automatically convert into ordinary shares of Lede Inc. upon i) certain conditions being met; or ii) any direct or indirect sale, transfer, assignment or disposition of such number of Preferred Shares by the holder thereof or an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Preferred Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder.

Dividends/Voting/Liquidation

Except as described in this Note 17, the Preferred Shares and the ordinary shares of Lede Inc. rank pari passu and have the same rights, preferences, privileges and restrictions.

Redemption

If certain conditions fail to be met by the one year anniversary of the closing date of the purchase of the Preferred Shares, the holder of the outstanding Preferred Shares has the right to sell to Lede Inc. (or its designated assignee) all (or a portion) of such Preferred Shares in cash, at a price equal to the original purchase price.

18.                Capital Structure

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

19.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Company has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2012, 2013 and 2014 (in millions):

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB
Contributions to medical and pension schemes	160.9	205.0	264.0
Other employee benefits	95.6	123.0	159.2
	256.5	328.0	423.2

20.                Share-based Compensation

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

The table below presents a summary of the Company’s share-based compensation cost for the years ended December 31, 2012, 2013 and 2014 (in thousands):

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	100,540	165,708	169,621
Selling and marketing expenses	13,368	17,967	23,253
General and administrative expenses	33,374	48,350	51,475
Research and development expenses	55,736	74,283	104,928
	203,018	306,308	349,277

As of December 31, 2014, there was no unrecognized compensation cost under the 2000 Stock Incentive Plan as the options granted thereunder were fully vested.

As of December 31, 2014, total unrecognized compensation cost related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$144.9 million (RMB899.0 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2014, the weighted average remaining vesting period was 3.14 years.

(d)                  Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The Company did not grant any stock options in 2012, 2013 and 2014. Refer to Note 2(n) for the description of the bases the Company follows in the valuation of RSUs.

(e)                   Stock options and restricted share units award activities

The following table presents a summary of the Company’s stock options and RSUs award activities for the years ended December 31, 2012, 2013 and 2014:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2012	4,517	—	937	5,454	0.877
Exercised	(3,992)	—	(937)	(4,929)	0.794
Outstanding at December 31, 2012	525	—	—	525	1.659

Outstanding at January 1, 2013	525	—	—	525	1.659
Exercised during the year	(240)	—	—	(240)	1.659
Outstanding at December 31, 2013	285	—	—	285	1.659

Outstanding at January 1, 2014	285	—	—	285	1.659
Exercised during the year	(285)	—	—	(285)	1.659
Outstanding at December 31, 2014	—	—	—	—	—

For the year ended December 31, 2014, no stock options expired or were forfeited.

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Outstanding at January 1, 2012	12,372	1,700	580	14,652
Granted	18,451	—	265	18,716
Vested	(8,390)	—	(290)	(8,680)
Forfeited	(1,973)	(1,700)	(290)	(3,963)
Outstanding at December 31, 2012	20,460	—	265	20,725

Outstanding at January 1, 2013	20,460	—	265	20,725
Granted	18,371	—	287	18,658
Vested	(12,818)	—	(265)	(13,083)
Forfeited	(861)	—	—	(861)
Outstanding at December 31, 2013	25,152	—	287	25,439

Outstanding at January 1, 2014	25,152	—	287	25,439
Granted	30,429	—	195	30,624
Vested	(17,200)	—	(250)	(17,450)
Forfeited	(1,539)	—	—	(1,539)
Outstanding at December 31, 2014	36,842	—	232	37,074

The following table presents the total intrinsic value of options exercised and the total fair value of RSUs on vesting dates for the years ended 2012, 2013 and 2014, respectively:

	Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2012	6.3	39.1
2013	0.2	1.4
2014	0.4	2.7

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2012	18.6	115.8
2013	27.3	165.3
2014	48.6	301.6

The following table presents the weighted average remaining contractual life for the RSUs outstanding as of December 31, 2014:

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding/	Contractual	Exercise
Exercise Price	Exercisable	Life	Price
	(in thousands)	Years	US$
Restricted Share Units
Performance-based settled in stock	10,103	3.65	n/a
Time-based-settled in stock/cash	45,769	3.14	n/a
Time-based-settled in stock	19,900	2.49	n/a
	75,772	3.04	n/a

The aggregate intrinsic value of RSUs outstanding as of December 31, 2014 was US$294.3 million. The intrinsic value was calculated based on the Company’s closing stock price of US$99.14 per ADS, or US$3.9656 per ordinary share as of December 31, 2014.

It is the Company’s policy to issue new shares upon share option exercises and vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 202,674,425 as of December 31, 2014.

(f)                    Lede Plan

In June 2014, one of the Company’s subsidiaries, Lede Inc., adopted the Lede Plan, which allows Lede Inc. to offer a variety of share-based incentive awards to employees of the Group. Under the Lede Plan, the maximum number of shares that may be issued is 18% of Lede Inc.’s total outstanding shares on an as-converted and fully diluted basis as of the effective date of the Lede Plan.

Share Options:

For the year ended December 31, 2014, 10,851,933 options were granted to certain employees. The options expire in six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). One type of award becomes 100% vested on the Vesting Commencement Date, and a second type of award vests in five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

Lede Inc. has used the binomial model to estimate the fair value of the options granted. While all share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Company and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. Therefore, for the year ended December 31, 2014, no compensation expenses were recorded for the share options granted.

21.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2012	2013	2014
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	3,637,452	4,443,910	4,756,623

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,282,663	3,247,874	3,264,450
Dilutive effect of employee stock options and restricted share units	5,667	8,423	12,599
Weighted average number of ordinary shares outstanding, diluted	3,288,330	3,256,297	3,277,049
Net income per share, basic (RMB)	1.11	1.37	1.46
Net income per share, diluted (RMB)	1.11	1.36	1.45

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2012, 2013 and 2014, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 4.2 million shares, 2.9 million shares and 3.2 million shares, respectively.

22.                Commitments and Contingencies

(a)                 Commitments

The Company leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2014, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2015	81,500	17,104	208,356	65,525	372,485
2016	33,428	312	19,629	4,752	58,121
2017	22,898	12	2,018	4,597	29,525
2018	2,287	—	—	4,563	6,850
Beyond 2018	5,791	—	—	—	5,791
	145,904	17,428	230,003	79,437	472,772

For the years ended December 31, 2012, 2013 and 2014, the Company incurred rental expenses in the amounts of approximately RMB59.8  million, RMB59.6 million and RMB79.4 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China in April 2011. In April 2014, Blizzard and Shanghai EaseNet agreed to extend the term of the StarCraft II series license agreement for another additional three years commencing from April 2014. In April 2009, Blizzard and the Company announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in the PRC for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period to another three-year period commencing from September 2012. In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone: Heroes of Warcraft in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014. Under these license agreements, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of the Warcraft for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of the Warcraft for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned license agreements, the Company has incurred an overall commitment totaling approximately RMB4.4billion. As of December 31, 2014, the Company’s outstanding commitments under these license agreements totaled RMB1.7 billion which can be summarized as follows (in millions):

RMB
2015	1,181
2016	509
Total	1,690

Furthermore, under a license agreement entered into in November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm™ in the PRC for a period of three years commencing from the game’s commercial release. Additionally, in June 2014, Blizzard and Shanghai EaseNet entered into a license agreement, which allows Shanghai EaseNet to obtain the exclusive right to operate Diablo® III in the PRC for a period of two years from the game’s commercial release. The Company expects to incur a commitment totaling approximately RMB765.1 million (US$123.3 million), including royalty to Blizzard and minimum marketing expenditure for these two games. As of December 31, 2014, Heroes of the Storm and Diablo III had not been commercially launched yet in the PRC.

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the license agreements with Blizzard in the aggregate amount of up to approximately RMB198.5 million over the remaining term of licenses as of December 31, 2014. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

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

23.                Dividends

Annual Dividend

On February 11, 2014, the Company’s board of directors approved an annual cash dividend with respect to fiscal year 2013 in the amount of US$1.41 per ADS, amounting to an aggregate of RMB1,109.7 million (US$183.3 million). Such dividend was payable to shareholders of record as of February 26, 2014 and was paid on March 7, 2014.

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

The Company paid a dividend of US$0.34 per ADS for the first quarter of 2014 on June 3, 2014, US$0.37 per ADS for the second quarter of 2014 on September 5, 2014, US$0.36 per ADS for the third quarter of 2014 on December 5, 2014 and US$0.39 per ADS for the fourth quarter of 2014 on March 6, 2015. The cash dividend paid respect to fiscal year 2014 was RMB1,177.2 million (US$190.3 million) in total.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the Company’s board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties.

24.                Share Repurchase Programs

The Company’s board of directors approved five share repurchase programs prior to 2012 which authorized management to repurchase the Company’s ordinary shares to enhance shareholder value. In November 2012, the Company’s Board approved a share repurchase program authorizing management to repurchase up to US$100 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed twelve months. The timing and actual number of shares subject to repurchase were at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The share repurchase program specified a maximum dollar value of shares subject to repurchase and had an expiration date and could have been limited or terminated at any time without prior notice. Such share repurchase program expired on November 20, 2013, and the Company repurchased 2.02 million ADSs (equivalent to 48.6 million ordinary shares) for consideration amounting to approximately US$83.0 million under this program.

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

In February 2014, the Company’s board of directors approved a new share repurchase program authorizing management to repurchase up to US$100 million of the Company’s ordinary shares to enhance shareholder value for a period not to exceed twelve months. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The share repurchase program specifies a maximum dollar value of shares subject to repurchase and has an expiration date and can be limited or terminated at any time without prior notice. As of the expiration date of the program, no ADSs had been repurchased under this program.

25.                Related Party Transactions

In November, 2014, one of the Company’s subsidiaries, Lede Inc., issued 5,673,796 Preferred Shares to certain investors, including LNT Holdings, Shining Globe and two Directors of the Company, for US$3.74 per share in exchange of a total consideration of US$21.2 million (RMB130.4 million). LNT Holdings is a private trust company incorporated under the laws of the British Virgin Islands, controlled by a group of employees of the Group (other than the employees of Lede). Shining Globe is a private company incorporated under the laws of the British Virgin Islands, controlled by William Lei Ding, the Company’s Chief Executive Officer and a director of the Company.

Other than the above issuance of Preferred Shares, the Group had no material transactions with related parties for the year ended December 31, 2012, 2013 and 2014, and no material related parties’ balances as of December 31, 2014.

26.                Segment Information

(a)                  Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on this organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. The Company has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; and 3) E-mail, E-commerce and Others.

(b)                  Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2012, 2013 and 2014. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2012, 2013 and 2014 (in thousands).

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Total revenues:
Online game services	7,287,063	8,308,618	9,815,019
Advertising services	850,157	1,094,623	1,551,652
E-mail, e-commerce and others	242,741	368,014	1,113,773
Total revenues	8,379,961	9,771,255	12,480,444

Sales tax expense (Note 11(b)):
Online game services	(86,478)	(444,154)	(548,861)
Advertising services	(82,680)	(107,156)	(154,583)
E-mail, e-commerce and others	(9,847)	(23,770)	(64,166)
Total Sales taxes	(179,005)	(575,080)	(767,610)

Net revenues:
Online game services	7,200,585	7,864,464	9,266,158
Advertising services	767,477	987,467	1,397,069
E-mail, e-commerce and others	232,894	344,244	1,049,607
Total net revenues	8,200,956	9,196,175	11,712,834

Cost of revenues:
Online game services	(1,872,734)	(1,649,803)	(2,111,701)
Advertising services	(474,165)	(461,286)	(528,665)
E-mail, e-commerce and others	(231,168)	(367,427)	(621,178)
Total cost of revenues	(2,578,067)	(2,478,516)	(3,261,544)

Gross profit (loss):
Online game services	5,327,851	6,214,661	7,154,457
Advertising services	293,312	526,181	868,404
E-mail, e-commerce and others	1,726	(23,183)	428,429
Total gross profit	5,622,889	6,717,659	8,451,290

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

27.                Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Time deposits-short term	18,496,574	18,496,574	—
Time deposits-long term	673,000	673,000	—
Held-to-maturity securities-fixed rate investments	350,528	—	350,528
Other short-term investments	1,708,024	—	1,708,024
Total	21,228,126	19,169,574	2,058,552

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

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2014, an cost method investment (Note 10) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges of RMB24.0 million incurred and recorded in earnings for the year then ended.

28.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3.1 billion or 13% of the Company’s total consolidated net assets as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings in associated companies in the consolidated retained earnings due to losses incurred by them.