Form 20-F
period 2015-12-31
NetEase, Inc.
filed 2016-04-22
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-30666

NETEASE, INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District Beijing 100193, People’s Republic of China
(Address of principal executive offices)

Onward Choi

Building No. 7, West Zone,

Zhongguancun Software Park (Phase II),

No. 10 Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

Phone (86 10) 8255-8163

Facsimile (86 10) 8261 7823

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

3,286,932,181 ordinary shares, par value US$0.0001 per share.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015.

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

•                                the risk that we will not be successful in our product diversification efforts, including our focus on item- and fee-based games and mobile games, entry into strategic licensing arrangements, and expansion of our mobile Internet and e-commerce offerings;

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

•                                the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition and the risk that investments by us in our content and services may not increase the appeal of our websites among Internet users or result in increased advertising revenues;

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

A.                         Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2011 and 2012 and as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Net revenues:
Online game services	6,448,607	7,200,585	7,864,464	9,266,158	17,314,148	2,672,844
Advertising services (Note 2)	720,073	767,477	987,467	1,344,829	1,789,377	276,232
E-mail, e-commerce and others (Note 2)	121,972	232,894	344,244	1,101,847	3,699,370	571,084
Total net revenues	7,290,652	8,200,956	9,196,175	11,712,834	22,802,895	3,520,160

Cost of revenues (Note 2)	(2,372,288)	(2,578,067)	(2,478,516)	(3,261,544)	(9,399,260)	(1,450,996)
Gross profit	4,918,364	5,622,889	6,717,659	8,451,290	13,403,635	2,069,164

Operating expenses:
Selling and marketing expenses	(849,205)	(906,707)	(1,093,612)	(1,894,998)	(2,958,229)	(456,672)
General and administrative expenses	(280,227)	(286,223)	(349,832)	(467,669)	(1,014,395)	(156,596)
Research and development expenses	(465,490)	(718,315)	(921,618)	(1,323,498)	(2,158,888)	(333,275)
Total operating expenses	(1,594,922)	(1,911,245)	(2,365,062)	(3,686,165)	(6,131,512)	(946,543)

Operating profit	3,323,442	3,711,644	4,352,597	4,765,125	7,272,123	1,122,621
Other income (expenses):
Investment income	14,128	43,770	37,255	27,373	62,341	9,624
Interest income	258,053	423,634	506,181	601,502	596,930	92,150
Exchange (losses)/gains	(79,058)	(554)	(15,348)	(17,998)	133,776	20,651
Other, net	99,164	99,718	95,136	82,438	45,138	6,968
Income before tax	3,615,729	4,278,212	4,975,821	5,458,440	8,110,308	1,252,014
Income tax	(392,756)	(691,642)	(530,603)	(662,735)	(1,273,408)	(196,579)

Net income	3,222,973	3,586,570	4,445,218	4,795,705	6,836,900	1,055,435

Add: Net loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	11,291	50,882	(1,308)	(39,082)	(101,792)	(15,714)
Net income attributable to NetEase, Inc.’s shareholders	3,234,264	3,637,452	4,443,910	4,756,623	6,735,108	1,039,721

Net income	3,222,973	3,586,570	4,445,218	4,795,705	6,836,900	1,055,435
Other comprehensive income: Unrealized gains on available-for-sale securities, net of tax	—	—	—	—	27,452	4,238
Total comprehensive income	3,222,973	3,586,570	4,445,218	4,795,705	6,864,352	1,059,673
Add: Comprehensive loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	11,291	50,882	(1,308)	(39,082)	(101,792)	(15,714)
Comprehensive income attributable to NetEase, Inc.’s shareholders	3,234,264	3,637,452	4,443,910	4,756,623	6,762,560	1,043,959
Cash dividend per share	—	0.25	—	—	—	—

Net income attributable to NetEase, Inc.’s shareholders per share, basic	0.99	1.11	1.37	1.46	2.05	0.32
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	0.99	1.11	1.36	1.45	2.04	0.31
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	24.76	27.70	34.21	36.43	51.27	7.91
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	24.68	27.65	34.12	36.29	50.94	7.86
Weighted average number of ordinary shares outstanding, basic	3,265,550	3,282,663	3,247,874	3,264,450	3,284,382	3,284,382
Weighted average number of ADS outstanding, basic	130,622	131,307	129,915	130,578	131,375	131,375
Weighted average number of ordinary shares outstanding, diluted	3,276,704	3,288,330	3,256,297	3,277,049	3,305,213	3,305,213
Weighted average number of ADS outstanding, diluted	131,068	131,533	130,252	131,082	132,209	132,209
Share-based compensation cost included in:
Cost of revenues	57,318	100,540	165,708	169,621	328,480	50,709
Selling and marketing expenses	11,357	13,368	17,967	23,253	36,023	5,561
General and administrative expenses	17,897	33,374	48,350	51,475	120,925	18,668
Research and development expenses	35,460	55,736	74,283	104,928	199,039	30,726
	122,032	203,018	306,308	349,277	684,467	105,664

Other Financial Data:
Capital expenditures	410,120	178,654	218,936	537,376	866,314	133,736
Net cash provided by/(used in):
Operating activities	4,072,948	4,224,290	5,235,890	5,873,023	8,076,920	1,246,863
Investing activities	(3,208,233)	(4,454,038)	(5,453,279)	(4,520,166)	(2,536,524)	(391,573)
Financing activities	73,544	(390,230)	86,848	(778,442)	(1,632,736)	(252,052)

	As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	2,214,618	1,590,769	1,458,298	2,021,453	6,071,487	937,276
Time deposits	9,704,777	13,098,661	16,625,468	18,496,574	14,593,291	2,252,816
Property, equipment and software, net	848,469	815,026	872,113	1,281,225	2,092,046	322,956
Total assets	15,444,931	19,277,956	24,546,330	30,354,671	41,157,430	6,353,612
Total current liabilities	2,282,577	3,576,502	4,233,184	6,756,447	11,667,423	1,801,139
Total long-term liabilities	63,890	99,968	144,883	106,430	166,408	25,689
Working capital (Note 3)	12,191,609	14,292,171	18,564,579	20,976,075	22,741,501	3,510,683
Mezzanine classified noncontrolling interests	—	—	—	133,634	—	—
Total shareholders’ equity	13,098,464	15,601,486	20,168,263	23,358,160	29,323,599	4,526,784

Note 1:                                                    See the section titled “Exchange Rate Information” below.

Note 2:                                                    Beginning from January 1, 2015, we made a reclassification of certain revenue and cost of revenue items from our advertising services segment to our e-mail, e-commerce and others segment. The reclassification of these segments reflects changes in the way we evaluate business performance and manage operations. Accordingly, reclassifications have been made in the consolidated statements of operations and segment information for the year ended December 31, 2014 as set out below in order to conform to the presentation for the year ended December 31, 2015. There are no changes from the reclassification to our consolidated balance sheets, consolidated statements of shareholders’ equity and consolidated statements of cash flows.

	Before		After
	Change	Reclassification	Change
	RMB	RMB	RMB
	(in thousands)
For the year ended December 31, 2014
Net revenues:
Advertising service	1,397,069	(52,240)	1,344,829
E-mail, e-commerce and others	1,049,607	52,240	1,101,847
Cost of revenues:
Advertising service	(528,665)	9,974	(518,691)
E-mail, e-commerce and others	(621,178)	(9,974)	(631,152)
	1,296,833	—	1,296,833

Note 3:                                                    Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.4778 on the last trading day of 2015 (December 31, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 15, 2016 was US$1.00: RMB6.4730. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 31, 2015 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2011, 2012, 2013, 2014 and 2015.

Year	Renminbi Average(1)
2011	6.4475
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2869

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2015	6.3180	6.3591
November 30, 2015	6.3180	6.3945
December 31, 2015	6.3883	6.4896
January 31, 2016	6.5219	6.5932
February 28, 2016	6.5154	6.5795
March 31, 2016	6.4480	6.5500

B.                         Capitalization and Indebtedness

Not applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

D.                         Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 77.5%, 72.3% and 69.2% of our total net revenues in 2013, 2014 and 2015, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our internally developed massively multi-player online role-playing PC-client games, known as PC-client MMORPGs, including New Westward Journey Online II, Fantasy Westward Journey II, Tianxia III, New Ghost (a new version of Ghost II), Revelation, Heroes of Tang Dynasty Zero, and certain of our mobile games, including the Fantasy Westward Journey and Westward Journey Online mobile games and Battle to the West, as well as games such as World of Warcraft®, Hearthstone®: Heroes of Warcraft™ and Diablo III® licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 77.5%, 72.3% and 69.2% of our total net revenues in 2013, 2014 and 2015, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched PC or mobile games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected. In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our online games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2015, we released New Ghost, a new version of Ghost II, and introduced new expansion packs for Fantasy Westward Journey II, New Westward Journey Online II, Tianxia III and Heroes of Tang Dynasty Zero, as well as the Fantasy Westward Journey mobile game and the Westward Journey Online mobile game.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China is transitioning to mobile games, which have become increasingly popular as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we have started to develop games that can be operated on mobile devices. We have commercially launched over 80 self-developed and licensed mobile games as of December 31, 2015, including the Fantasy Westward Journey and Westward Journey Online mobile games. Each of our new games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games. In particular, we are relatively new to the development of mobile games, and we cannot guarantee that we will be able to develop successful mobile games that appeal to players. We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

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

We may not be successful in making our mobile games profitable and our profits from mobile games may be relatively lower than the profits we have enjoyed historically for PC-client MMORPGs.

Our profits from our mobile games, even if the games are successful, are likely to be relatively lower than our profits generated from PC-client MMORPGs, because, in order to gain access for our games on mobile app stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC-client MMORPGs and other online games.

We have devoted and expect to continue to devote a significant amount of resources to the development of our mobile games, but these and other uncertainties make it difficult to know whether we will succeed in making our mobile game operations profitable. If we do not succeed in doing so, our business and results of operations will be adversely affected.

We rely on third-party platforms to distribute our mobile games and collect payments. If we fail to maintain our relationships with these platforms, or if the platforms lose popularity among users, our mobile games business may be adversely affected.

In addition to our proprietary distribution channels, we publish our mobile games through the Apple iOS app store and other mobile app stores or platforms owned and operated by third parties. We rely on these third parties to promote and publish our mobile games, record gross billings, maintain the security of their platforms to prevent fraudulent activities, provide certain user services and, in some instances, process payments from users.

We are subject to these third parties’ standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. If we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which could harm our business. Our business could also be harmed if these platforms decline in popularity with users or modify their discovery mechanisms for games, the communication channels available to developers, their terms of service or other policies such as distribution fees, how they label free-to-play games or payment methods for in-app purchases.  These platforms’ operators could also develop their own competitive offerings that could compete with our mobile games.

Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

We rely on the continued operation of third-party platforms. We distribute our games through China’s major mobile platforms, including major app stores and social networking platforms. Our games benefit from the strong brand recognition, large user base and the stickiness of these mobile platforms. If any of these mobile platforms lose their market positions or are no longer popular with users, our ability to reach more users will be limited. In addition, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective.

We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft® II: Wings of Liberty® and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In addition, Blizzard agreed to license StarCraft® II: Heart of Swarm®, Heroes of the Storm™ (previously named Blizzard All-Stars), Hearthstone: Heroes of Warcraft, Diablo III, StarCraft® II: Legacy of the Void™ and OverWatch™ to Shanghai EaseNet for operation in the PRC in July 2011, November 2012, July 2013, June 2014, January 2015 and May 2015, respectively. Shanghai EaseNet commercially launched World of Warcraft in 2009, StarCraft II: Wings of Liberty in 2011, StarCraft II: Heart of Swarm in 2013, Hearthstone: Heroes of Warcraft in 2014, Diablo III and Heroes of the Storm in 2015 after receiving the relevant government authorities’ approvals. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate or fail to renew the license and joint venture agreements with us, which in either case could harm our operating results and business. Moreover, the success of our arrangements with Blizzard depends on the popularity of the games licensed to us by it in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by Blizzard over which we have no control. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

The licenses between Shanghai EaseNet and Blizzard have terms of up to three year and require Shanghai EaseNet, as licensee of the games, to pay to Blizzard license fees, royalties and consultancy fees for the games over the terms of the licenses (except Hearthstone: Heroes of the Warcraft, Heroes of the Storm and Diablo III, for which no license and consultancy fees are required to be paid), and also have minimum marketing expenditure commitments and require Shanghai EaseNet to provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

Acts of cheating by users of online games could lessen the popularity of our online games adversely affect our reputation and our results of operations.

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

If we suspect a player of installing cheating programs on our online games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other media. Such activities to regulate the behavior of our users are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.

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

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 7.8% of our total net revenues for 2015, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

Changes in government policy could also restrict or curtail our online advertising services. Moreover, the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our media or search engines.

In addition, competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Holdings Limited, or Tencent, Alibaba Group Holding Limited, or Alibaba, Youku Tudou Inc., or Youku, and other new entrants such as Qihoo 360 Technology Co. Ltd., or Qihoo, Phoenix New Media Limited, or iFeng.com, TouTiao.com, as well as virtual media such as SouFun Holdings Ltd. and Autohome Inc. The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

As competition intensified for advertising services, we launched new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. In addition, to increase traffic on the NetEase websites and our mobile news application, NetEase News App, and enhance their appeal to advertisers, we have been focusing on high profile events, such as the NetEase Annual Economist Conference. We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

Our e-commerce business may expose us to new challenges and risks and may lower our profit margin.

We established our cross-border e-commerce platform, Kaola.com, or Kaola, in January 2015, which sells imported maternity and baby products, skincare and cosmetics and other general merchandise through an online platform. Our cross-border e-commerce business exposes us to new challenges and risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our cross-border e-commerce business has required us to make significant investments in building a global supply and logistics infrastructure. The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise, including beauty products, are still evolving. New laws and regulations and new interpretations of existing laws and regulations may be adopted from time to time to regulate our e-commerce business, and additional licenses and permits may be required.  For example, in March 2016, relevant PRC regulatory authorities introduced new rules, which took effect on April 8, 2016, governing taxation of cross-border e-commerce retail imports that caps the value of goods that may be imported at a reduced tax rate, which may adversely impact transaction volumes on e-commerce platforms like Kaola.  For more information on this and other regulations affecting our e-commerce business, see “Government Regulations — Cross-border E-commerce.” As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our cross-border e-commerce business.

We have limited experience and operating history in the cross-border e-commerce business, which makes predicting our future results of operations difficult. Therefore, our past results of operations should not be taken as indicative of our future performance. In addition, our profit margin from the cross-border e-commerce business, even if the business is successful, is likely to be relatively lower than our profit margin from our online game business and advertising business. If we cannot successfully address new challenges and compete effectively, we may not be able to recover the costs of our investments, and our future results of operations and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our e-commerce business may be materially and adversely affected.

The future growth of our cross-border e-commerce business depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. We are relatively new to this business and our lack of relevant customer data may make it more difficult for us to keep pace with evolving customer demands and preferences. Our e-commerce website makes recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior. Our customers choose to purchase products on our website due in part to our ability to offer attractive prices, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our e-commerce business.

If we fail to manage our inventory effectively, our e-commerce business may be materially and adversely affected.

Our cross-border e-commerce business requires us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it, especially for direct sales for cross-border goods. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. For those products we sell directly, we normally do not have the right to return unsold items to our suppliers.

Our net inventories have increased significantly in 2015, from RMB28.3 million as of December 31, 2014 to RMB817.8 million (US$126.2 million) as of December 31, 2015. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our e-commerce business and reputation.

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

We rely on a number of third-party relationships to attract traffic and provide content in order to make the NetEase websites and mobile apps more attractive to users and advertisers. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. Some content providers have increased the fees they charge us for their content. This trend could increase our costs and operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Moreover, our agreements with content providers are usually non-exclusive, although some of our competitors have been entering into exclusive arrangements for certain content, particularly online video content. If we are not able to renew our agreements with content providers or our competitors obtain exclusive rights to content which we wish to offer on the NetEase websites and mobile apps, the attractiveness of our portal and other media to users will be severely impaired. Also, if other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, and certain other affiliated entities, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Certain of our affiliated companies are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. In particular, the business and operations of Guangzhou NetEase, the operator of the NetEase websites and a provider of online games, e-mail, e-commerce and other fee-based premium services, Wangyibao Co., Ltd., or Wangyibao, the operator of our Wangyibao online payment platform and a wholly-owned subsidiary of Guangzhou NetEase, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, a search-related business operator and a majority-owned subsidiary of Guangzhou NetEase, Beijing NetEase Media Co., Ltd. (previously named Beijing Guangyitong Advertising Co., Ltd.), or NetEase Advertising, an advertising firm, and Hangzhou NetEase Leihuo Network Co., Ltd., or Hangzhou Leihuo, a provider of mobile games, and certain other affiliated companies, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third-party advertising we place on the NetEase websites, and we are partly dependent upon the conduct of NetEase Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

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

A majority of the share capital of Guangzhou NetEase, NetEase Advertising, Wangyibao and Youdao Computer and the entire share capital of Shanghai EaseNet is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, directly or indirectly holds the majority interest in Guangzhou NetEase, NetEase Advertising, Wangyibao and Youdao Computer. As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently do. In addition, Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2015, approximately 44.3% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.” As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and variable interest entities are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” below for further details. Any limitation on the ability of our PRC subsidiaries and variable interest entities to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Our arrangements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated entities and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

A transfer of shares of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet or certain other affiliated entities may trigger tax liability.

If we need to cause the transfer of shareholdings of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet or certain other affiliated entities from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or a “Key Software Enterprise.” For example, in 2013, NetEase Beijing, Boguan and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, were approved as “Key Software Enterprises” and enjoyed preferential tax rates of 10.0% from 2011 to 2014. These three entities were also qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016. In addition, NetEase Media Technology (Beijing) Co., Ltd., or Media Beijing, was qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2014 to 2016. See Item 5.A. “Operating Results — Income Taxes.”

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2015. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. Please refer to Item 15 “Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Merger, acquisitions and investments could result in operating difficulties, dilution and other harmful consequences.

We from time to time evaluate and enter into discussions regarding a wide array of potential long-term investments, merger or acquisition transactions. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating with another company or integrating an acquired company, business, asset or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•                  significant costs of identifying and consummating acquisitions;

•                  diversion of management time and focus from operating our business to acquisition integration challenges;

•                  difficulties in integrating the management, technologies and employees of the acquired businesses;

•                  implementation or remediation of controls, procedures and policies at the acquired company;

•                  coordination of products and services, engineering and sales and marketing functions;

•                  retention of employees from the businesses we acquire;

•                  liability for activities of the acquired company before the acquisition;

•                  potential significant impairment losses related to goodwill and other intangible assets acquired or investments in other businesses;

•                  litigation or other claims in connection with the acquired company;

•                  significant expenses in obtaining approvals for the transaction from shareholders and relevant government authorities in China;

•                  in the case of overseas acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and

•                  failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business generally. If we use our equity securities to pay for acquisitions, we may dilute the value of your ADSs and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions and investments may also lead to significant amortization expenses related to intangible assets, impairment charges or write-offs.

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

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase websites. We are involved in several intellectual property infringement claims or actions and are occasionally subject to defamation claims. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase websites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase websites. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

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

Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites could result in significant penalties, including a temporary or complete cessation of our business. China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the PRC Ministry of Industries and Information Technology, or MII (prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry), has published implementing regulations that subject online information providers to potential liability for content included in their media and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing.

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

Among other things, the draft Foreign Investment Law proposes to expand the definition of foreign investment and to introduce the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically proposes that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction but “controlled” by PRC entities and/or citizens would be treated as a permitted PRC domestic investor in a restricted industry. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date. If the underlying business of the foreign-invested enterprise falls within the negative list, market entry clearance by the Ministry of Commerce would be required for the establishment of such foreign-invested enterprise.

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

It is uncertain whether we would be considered to be ultimately controlled by Chinese parties. Mr. William Lei Ding, our director and chief executive officer and a PRC citizen, was the largest shareholder of NetEase as of the close of the period covered by the annual report, but shares owned by him constituted less than 50% of NetEase’s then total outstanding ordinary shares. It is uncertain whether Mr. Ding would be deemed to have control over NetEase under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions would be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. In addition, it is uncertain whether the industries of online games, online advertising, e-commerce and other services in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued by the State Council. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or restructuring of corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government allowed the RMB to appreciate slowly against the U.S. dollar again, and it had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014. Between January 2014 and December 2015, the RMB depreciated against the U.S. dollar by approximately 8%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar. Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ADSs in U.S. dollar terms.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Most of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account” which includes foreign direct investment and loans.

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

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangdong Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004, which was further replaced by the Value-Added Telecommunication Operating License issued by the Guangdong Provincial Telecommunications Bureau in 2009. Guangzhou NetEase has also obtained the following licenses and registrations: a website registration with the Guangzhou Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products on the Internet, which was replaced by a publication operating license issued by the Administration of Culture, Radio, Film and Television, Press and Publication of Guangzhou, an Internet publishing license issued by the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT (which was formed from the merger of the former General Administration of Press and Publication, or GAPP, with the former State Administration of Radio, Film and Television, or SARFT), an Internet Culture Operating License issued by the Ministry of Culture, or MOC, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an Internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by the State Administration of Radio, Film and Television, a permit for the production of audiovisual programs issued by the Radio, Film and Television Administration of Guangdong and a license for the sale of security products for computer information systems issued by the Ministry of Public Security. It has also received approvals for online dissemination of health information from the Department of Health of Guangdong Province and approvals for provision of online education-related information from the Department of Education of Guangdong Province. NetEase, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an ICP. In addition, to operate the online games licensed from Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and e-mail, e-commerce and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or e-mail and e-commerce services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

In September 2009, GAPP (later superseded by SAPPRFT), together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Notice. The SAPPRFT Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. In addition, the Administration of Online Publishing Service jointly issued by SAPPRFT and MII, effective on March 10, 2016, also forbids foreign investments in the online publishing sector. It is unclear whether the authorities will deem our VIE structure as a kind of such “indirect ways” by foreign investors to gain control over or participate in domestic online game operators. If our VIE structure is deemed as one such “indirect way” under the SAPPRFT Notice, our VIE structure may be challenged by the authorities and the authorities may require us to restructure our VIE structure and take action to prohibit or restrict our business operations. In such case, we may not be able to operate or control business in the same manner as we currently do and may not be able to consolidate the VIEs. In addition, the authorities would have broad discretion in dealing with such determination which may adversely impact our financial statements, operations and cash flows.

An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.

We have provided certain e-commerce services related to third-party lottery products. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, an approval from the MOF is required for conducting an online lottery sales business. On January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. The Lottery Implementation Rules became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the approval of the MOF and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014. These new measures expressly allow lottery sales online or via telephone after obtaining an approval from the MOF. However, there are no associated implementation rules. Under these newly issued rules or regulations, it is currently unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. We intend to apply for this approval if we are required to do so under any newly issued rules or regulations or by relevant government authorities. However, if we fail to obtain such approval if and when we are required to do so, we may be subject to regulatory penalties for lack of such approval, and our e-commerce business may be adversely affected.

On January 15, 2015, the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Lottery Self-Inspection Notice, was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the State Administration of Industry and Commerce, or SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued a public announcement (Announcement No. 18 of 2015) with regard to online lottery sales in China, or Announcement No. 18, which reaffirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future. After the issuance of the Lottery Self-Inspection Notice, we were informed by provincial sports lottery administration centers that, as part of their self-inspection process, they would temporarily suspend accepting online purchase orders for lottery products.  The suspension began in late February 2015 and remained in effect after Announcement No. 18 and as of the date of this annual report.  As a result, our e-commerce services related to third-party lottery products were affected and we have not been able to process online purchase orders for the suspended lottery products. We have received no information as to when the suspension may be lifted, if at all.  A prolonged or permanent suspension has had and will continue to have a material adverse impact on our e-commerce related revenues, and our results of operations and prospects may be adversely affected.

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

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the MOC and the MII jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under 18 years of age from playing certain games. Subsequently, in August 2005, GAPP (later superseded by SAPPRFT) proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP (later superseded by SAPPRFT) amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under 18 years of age. In April 2007, GAPP (later superseded by SAPPRFT) and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Anti-Addiction Notice, which confirmed the real-name verification proposal and required online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we implemented our anti-addiction system to comply with the Anti-Addiction Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Anti-Addiction Notice.

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

One of the features of our PC-client MMORPGs which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. The Chinese government has not enacted any laws regarding virtual asset property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

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

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which were effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued Detailed Rules for the Implementation of the Administrative Measures for the Payment Services Provided by Non-financial Institutions, which provide, among other things, further explanation for the qualifications of applicants and more detailed description for the application materials. On December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or PBOC Notice 18, which is to take effect on July 1, 2016. According to the PBOC Notice 18, a payment institution is required to follow the principles of “know your clients”, and establish a sound client identification mechanism. The payment institution is required to manage the client on a real name basis when opening a payment account for such client. Pursuant to the PBOC Notice 18, a payment institution shall not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client, and carry out classified management of an individual’s payment accounts according to the respective provisions stipulated in the PBOC Notice 18.

We currently operate an online payment platform used by both distributors of our prepaid point cards and end users of our online services, which requires a permit under the PBOC Measures. We have obtained such permit from the PBOC. However, as the PBOC Measures and PBOC Notice 18 are relatively new, we cannot be certain how they will be interpreted and enforced by the PBOC and whether we will be able to maintain or renew such permit in the future. An inability to continue operating our current online payment platform would likely materially and adversely affect the operation and profitability of our business.

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

Currently, our competition comes from Chinese language-based Internet media companies as well as US-based media companies. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites. We also face competition from online game developers and operators, Internet service providers, e-commerce service providers, website operators and providers of web browser software that incorporate search and retrieval features. With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future. We believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com, TouTiao.com, Youku and other vertical Internet media. Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

Item 4.   Information on the Company

A.              History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We developed our own proprietary Internet search engine, Youdao, which was launched in December 2007 and is free of charge to users. We launched our self-operated cross-border e-commerce platform, Kaola, in January 2015.

Our company was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2013 Revision). Our principal executive offices are located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2015 consisted mainly of cost incurred for the construction of our new office buildings and warehouses in Beijing, Guangzhou, Hangzhou, Zhoushan and Ningbo in China, acquisition of new servers in connection with the operation of our self-developed and licensed games, and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB866.3 million (US$133.7 million). Our principal capital expenditures for 2014 consisted mainly of cost incurred for the construction of our new office buildings in Beijing, Guangzhou, Hangzhou and Zhoushan in China, acquisition of new servers in connection with the operation of our self-developed and licensed games, and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB537.4 million. Our principal capital expenditures for 2013 consisted mainly of acquisition of new servers in connection with the operation of our self-developed games, investment in the expansion and upgrade of our mailbox infrastructure, and cost incurred for the construction of our new office building in Beijing, China, for a total of approximately RMB218.9 million.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalties and consultancy fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2015, we had capital expenditure commitments of RMB1,192.3 million (US$184.1 million) for 2016 onwards, which primarily consist of commitments made in connection with the construction of new office buildings in Hangzhou, Guangzhou and Zhoushan. Our capital expenditures in 2015 have been, and future capital expenditures are expected to continue to be, funded by operating cash flows and our existing capital resources.

B.                                    Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, NetEase Advertising, Hanghzou Leihuo, Shanghai EaseNet and certain other affiliated companies and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, Internet media, e-mail, e-commerce and other businesses.

We generate revenues from fees we charge users of our online games, from selling advertisements on the NetEase websites, and from e-mail, e-commerce and other services. Our basic service offerings on the NetEase websites are available without charge to our users.

Our ability to leverage our Internet media traffic to generate revenues in online gaming, advertising services and e-commerce is a key component of our growth strategy.

Online Games Services

Our online games business primarily focuses on offering PC-client massively multi-player online role-playing games (commonly known as “PC-client MMORPGs”), as well as mobile games to the Chinese market.

PC-client MMORPGs are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate PC-client MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard”.

We use two revenue models for such games: a time-based model, in which players pay for game playing time, and an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience. A majority of our revenues come from our in-house games that use the time-based model, like New Westward Journey Online II and Fantasy Westward Journey II, and from World of Warcraft and StarCraft II: Wings of Liberty, which also use the time-based model. We also operate more than 16 self-developed item-based PC-client MMORPG games, such as Tianxia III, New Ghost (a new version of Ghost II), Revelation, Demon Seals, Hegemon-King of Western Chu, Heroes of Tang Dynasty Zero, and an item-based version of New Westward Journey Online II. We plan to launch other new games using the item-based revenue model in the future.

To pay for PC-client MMORPG playing time or virtual items purchased within a game, players use our proprietary prepaid point system by purchasing physical prepaid point cards or virtual prepaid point cards. We work with a wide range of distributors to distribute our point cards to gamers across China. Physical prepaid point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai, Beijing and in several second tier cities. Virtual prepaid point cards can be purchased online by debit card, credit card or bank transfer using our Wangyibao online payment platform.

As of December 31, 2015, we also offered over 80 self-developed and licensed mobile games of various genres, such as the Fantasy Westward Journey and Westward Journey Online mobile games, Battle to the West, The World HD, Fairy Tales and Kari-ri-sei Million Arthur. We distribute our mobile games by partnering with major Android- and iOS-based app stores in China as well as through our proprietary distribution channels, such as our website and NetEase News App. Mobile game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionalities, within our games. Users have a variety of payment options for our in-game virtual items, including our prepaid cards, online payments through app stores and other online payment channels.

Our Internet Media Business

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

Community and Communication

The NetEase websites provide a broad array of free and fee-based community and communication services, including photo album, instant messaging, online personal advertisements, open courses (NetEase Open Courses), mobile news applications (NetEase News App), interactive online video (NetEase BoBo) and community forums.

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

Advertising Services

Our large and growing user base attracts well-known advertisers to our web sites. The various content channels and wide range of online services offered through our Internet media forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users. Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities. We mainly charge advertisers on a per diem fixed fees basis, and we also adopted a Cost Per Impression, or CPM, pricing model for certain of our advertisers at their request. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within our website. Discounts from standard rates are typically provided for higher-volume, longer-term advertising contracts, and may be provided for promotional purposes.

E-mail, E-commerce and Others

As one of the largest e-mail services provider in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. We also offer a wide range of e-commerce services, which primarily include Caipiao, an online service that facilitates the processing of end users’ purchase orders for lotteries operated by third-party vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. We established our self-operated, cross-border e-commerce platform, Kaola, in January 2015. Kaola primarily sells imported maternity and baby products, skincare and cosmetics and other general merchandise through our online platform. We also provide e-commerce marketplace services for third-party vendors to sell their products on our platform. We also operate the Duobao platform, an online service that allows users to exchange a virtual currency for products. Our other services include Wangyibao, our online payment platform, EaseRead, our e-reading apps, Cloud Music, our online music social network, NetEase Cloud Classroom, our online education platform, Internet finance services as well as the sale of game-related accessories to our users. For additional information, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.”

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-mail, e-commerce and other services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, as well as certain other affiliated entities. Under the contracts, we provide our Internet, e-mail and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and certain other affiliated entities and they operate the NetEase online games, websites, the online advertising business as well the e-mail and e-commerce business. Guangzhou NetEase also has a majority-owned subsidiary, Youdao Computer, a search-related business operator, and a wholly-owned subsidiary, Wangyibao, the operator of our Wangyibao online payment platform. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Each of Guangzhou NetEase and NetEase Advertising is 99.0% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 1.0% owned by one of our employees. Youdao Computer is 71.1% owned by Guangzhou NetEase and 28.9% owned by individuals who are employees of Youdao Computer. Wangyibao is 100.0% owned by Guangzhou NetEase. Hangzhou Leihuo is owned by two of our employees. We do not have any direct ownership interest in those companies.

Under our agreements with Guangzhou NetEase, we have agreed to pay its operating costs. Under our agreements with NetEase Advertising and Hangzhou Leihuo, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by NetEase Advertising or Hangzhou Leihuo for their operations. Guangzhou NetEase, NetEase Advertising and Hangzhou Leihuo are each prohibited from incurring any debt without our prior approval.

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

Any violations by Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo or any other VIEs of our agreements with them could disrupt our operations, degrade our services or shut down our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

Lede Inc. (previously named Ujia.com, Inc.), Lede (Hong Kong) Limited (previously named Ujia (Hong Kong) Limited), or Lede Hong Kong, and Lede Technology, were established by us in the second half of 2011. Lede Technology now operates our e-commerce business related to third-party lottery, insurance and other products.

HQG Inc., HQG, Limited and Hangzhou Youmai Technology Co., Ltd., or Hanghzou Youmai, were established by us in 2014. HQG, Limited and Hangzhou Youmai now operate our cross-border e-commerce business.

The following diagram shows the group structure of our principal subsidiaries and affiliated companies, other than our joint venture arrangements with Blizzard, which are described separately in this section.

OUR SERVICES

Online Games

PC-client Massively Multi-player Online Role-Playing Games

We launched our first PC-client MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed PC-client MMORPG, Fantasy Westward Journey, in January 2004. Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey II in 2013. We subsequently have launched a number of additional online games, as set forth in the table below.

In 2015, we launched new expansion packs for several of our existing games, as set forth in the table below. We also launched Revelation, Demon Seals, Hegemon-King of Western Chu and a new version of Ghost II, named New Ghost. Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey II, New Westward Journey Online II, New Ghost, Revelation, Tianxia III and Heroes of Tang Dynasty Zero. These games are PC-client MMORPGs set in classical Chinese-themed fantasy worlds. The following table sets forth these and certain of our other major PC-client MMORPG games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
Tianxia III	3D MMORPG, classical Chinese setting	Item-Based	October 2011	December 2015
New Westward Journey Online III (a comprehensive upgrade of Westward Journey Online III)	2D MMORPG, classical Chinese setting	Time-Based	May 2013	September 2015
Fantasy Westward Journey II (a comprehensive upgrade of Fantasy Westward Journey)	2D MMORPG, classical Chinese setting	Time-Based	July 2013	September 2015
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	Time-Based Item-Based	September 2013 August 2014	April 2015 —
Heroes of Tang Dynasty Zero (a comprehensive upgrade of Heroes of Tang Dynasty II)	2.5D MMORPG, classical Chinese setting	Item-Based	August 2014	December 2015
Kung Fu Master II (a comprehensive upgrade of Kung Fu Master)	2.5D MMORPG, classical Chinese setting	Item-Based	October 2014	October 2015
Revelation	3D MMORPG, classical Chinese setting	Item-Based	January 2015	—
Demon Seals	2.5D MMORPG, classical Chinese setting	Item-Based	April 2015	—
New Ghost (a new version of Ghost II)	2.5D MMORPG, classical Chinese setting	Item-Based	September 2015	—

Hegemon-King of Western Chu	3D MMORPG, classical Chinese setting	Item-Based	November 2015	—

Our PC-client MMORPG titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user ID after downloading our installation software. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. In our item-based games, players can also purchase virtual items that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items or change the features of virtual items based on player feedback, market trends and other factors.

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

Customer Service

We believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2015, our company employed approximately 1,800 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 568 personnel provided customer service support for World of Warcraft.

User Fees

Users of our time-based games, such as New Westward Journey Online II, Fantasy Westward Journey II and New Westward Journey Online III, pay fees according to the amount of time they play the games, which was RMB0.40 (US$0.06) per hour for each game in 2012 and increased to RMB0.60 (US$0.10) per hour in February 2013. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty Zero, New Ghost, Revelation and Demon Seals, we charge users a separate fee for each virtual item purchased within the games.

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

Mobile Games

Mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are developing games that can be operated on mobile devices. As of December 31, 2015, we have commercially launched over 80 mobile games of various genres, including self-developed mobile games such as the Fantasy Westward Journey and Westward Journey Online mobile games, Battle to the West, The World HD, and licensed mobiles games such as Fairy Tales and Kari-ri-sei Million Arthur.

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

In April 2009, Shanghai EaseNet paid Blizzard a three-year license fee of RMB204.8 million (US$30.0 million) for the right to operate World of Warcraft. Shanghai EaseNet commercially launched World of Warcraft (with its first expansion pack, The Burning Crusade®), and its subsequent expansion packs, Wrath of the Lich King®, Cataclysm®, Mists of Pandaria®, and Warlords of Draenor™, in September 2009, August 2010, July 2011, October 2012 and November 2014, respectively. Shanghai EaseNet’s license to operate World of Warcraft in the PRC originally had a three-year term from September 2009. In March 2012, Blizzard and Shanghai EaseNet agreed to extend the license term for an additional three years commencing from September 2012. In May 2015, Blizzard and Shanghai EaseNet agreed to extend the license period of World of Warcraft to January 2017.

In November 2012, Shanghai EaseNet obtained the right to operate Heroes of the Storm (previously named Blizzard All-Stars) in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. We commercially launched Heroes of the Storm in China in June 2015.

In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone: Heroes of Warcraft in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014. We commercially launched Hearthstone: Heroes of Warcraft in China in January 2014.

In June 2014, Shanghai EaseNet obtained the right to operate Diablo III in China from Blizzard. The term of the license is two years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of such game in China. We commercially launched Diablo III in China in May 2015.

In May 2015, Shanghai EaseNet obtained the right to operate OverWatch in China from Blizzard. The term of the license is three years commencing from the commercial release of such game in China. As of December 31, 2015, OverWatch has not been commercially launched in China.

With respect to certain of these license agreements with Blizzard, Shanghai EaseNet is required to pay license fees, royalties and consultancy fees to Blizzard for the games. No license fees or consultancy fees are required to be paid for Heroes of the Storm, Hearthstone: Heroes of Warcraft and Diablo III. The license agreements also include minimum marketing expenditure commitments. In sum, the total commitments (including an additional commitment in connection with the extension of the World of Warcraft license) amount to approximately RMB6.3 billion (US$1.0 billion) over the terms of the agreements. As of December 31, 2015, our outstanding commitments under the license agreements with respect to the StarCraft II series, World of Warcraft, Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III totaled RMB903.0 million (US$139.4 million). In addition, we expect to incur a commitment under the license agreements with respect to OverWatch of approximately RMB666.8 million (US$102.9 million) after its commercial launch. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

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

Revenues from our online games accounted for 85.5%, 79.1% and 76.0% of our total net revenues in 2013, 2014 and 2015, respectively.

Internet Media Business

Our Internet media business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including news content, community forums, mobile-based applications, open courses (which offer users access to recorded content from classes and lectures) and interactive online video (which is a platform that provides online entertainment services). We also offer other Web-based applications and services, including a full text Chinese language search engine and a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

163.com

The main homepage of the NetEase websites, www.163.com, provides a destination for Chinese Internet users to identify and access resources, services, content and information on the Internet. The NetEase websites aggregate, organize and deliver information to meet the needs of Internet users in China. Our Internet media channels provide users with an efficient and easy way to explore and utilize a wealth of information and content organized around a variety of topics.

The NetEase websites currently include various channels focusing on news, automobile, sports, finance, real estate, entertainment, science and information technology. In addition, we operate a leading mobile news application, NetEase News App.

Our content distribution platform enables the NetEase websites to offer in-depth local content as well as a variety of locally relevant regional and international content. We do not produce our own news content for the NetEase websites, but rather obtain such content from our content partners. Our content partners display their content on one or more of the NetEase websites and other Internet media channels free of charge or in exchange for a licensing fee, online advertising, access to original content produced by the NetEase user community or a combination of these arrangements. We distribute this content through our content distribution system, which determines the appropriate content to publish on the NetEase websites and to distribute to users of our e-commerce services. Our content alliances are generally non-exclusive.

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

•                                Others. We offer a large number of other community services including photo album sharing and diary.

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, video search, image search, news search, online shopping search (Huihui.cn), online dictionary (Youdao Dictionary), toolbar and cloud note-taking application (Youdao Cloudnote), which automatically retrieves syndicated online content and customized sets of search results. Those products are powered by our own proprietary Internet search engine, Youdao, which was officially launched in December 2007 and is free of charge to users. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieving over 596 million installations as of December 31, 2015, and Huihui.cn is an online shopping search engine developed by us and launched in September 2012.

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

Advertising Services on the Websites and Fees and Revenues

Revenue generated by our Internet media business consists mainly of fees we receive from the sale of advertising space on the NetEase websites. Our free website content and services attract a large number of visitors who generate page views, which form the audience for us to provide advertising services for advertisers on our websites.

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

To strengthen our overall brand and increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor high profile events, such as the NetEase Annual Economist Conference.

Pricing for our Internet media advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites and/or the NetEase News App, how often such advertisements are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

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

Revenues from our Internet media accounted for 10.8%, 11.5%, and 7.8% of our total net revenues in 2013, 2014, and 2015, respectively.

E-mail, E-commerce and Others

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers, smart phone application or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2015, we had approximately 840 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2015, we had approximately 433,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2015, we had approximately 450,000 corporate e-mail customers.

E-commerce

We provide our e-commerce services related to third-party products through our online platforms, including Caipiao, an online service that facilitates the processing of end users’ purchase orders for a wide selection of sports and welfare lottery products offered by third-party lottery vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. We act as an agent and do not buy, sell, manufacture, or design such products. We help third-party vendors and insurers to collect payments from consumers through online payments via our Caipiao and Baoxian platforms. We generate revenues from service fees paid by third-party vendors and insurers based on a pre-determined service fee rate and the amount of processed orders from end users. Caipiao has been affected by a government suspension of online purchase orders for lottery products since February 2015. For additional information, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.”

We established our self-operated, cross-border e-commerce platform, Kaola, in January 2015. Kaola primarily sells imported maternity and baby products, skincare and cosmetics and other general merchandise through an online platform. We generate revenue from this platform through merchandise sales and recognize revenue on a gross basis as we carry our own inventory and have discretion in setting prices.

We operate another e-commerce platform, Duobao, which provides services that allow users to purchase a virtual currency that can be exchanged for products.  We generate revenues from this platform both through sales of our own inventory, for which we recognize revenue on a gross basis, as well as through sales of third-party products where we act as an agent, for which we recognize revenue on a net basis.

Other Services

In addition to the services described above, the NetEase websites provide products such as Wangyibao, our online payment platform, game-related accessories, and other services to our users, such as e-reading (EaseRead), online music SNS (Cloud Music) services and online education services (NetEase Cloud Classroom).  We have also started to provide various Internet microcredit and other finance services.

Revenues from e-mail, e-commerce and others accounted for 3.7%, 9.4% and 16.2% of total net revenues in 2013, 2014 and 2015, respectively.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the PC-client MMORPGs that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 2,000 distributors as of December 31, 2015. These distributors arrange for our cards to be offered at various retail points in China including, notably, Internet cafés where many of the users of our online games access our system, and to a much lesser extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 6.0% - 12.0% discount off of their face value. We reduced the discount to 6.0% - 10.0% in June 2012, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount was 9.0% -12.0%, which was reduced to 7.0% - 10.0% in December 2011, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. The discount for each distributor varies based on that distributor’s volume of point cards purchased.

Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

For our mobile games, the Apple app store for iOS and third-party Android app stores such as Qihoo 360 Mobile and Baidu are the dominant distribution channels in China. In addition, to leverage our existing user bases, we also publish our mobile games through our website and our NetEase News App and other mobile Internet applications. Mobile users in China have a variety of payment options for our mobile games, including prepaid cards, online payments through app stores and other online payment channels. App stores collect a portion of our revenues for mobile games downloaded through the app store, which is generally 30% for the iOS app store and ranges from 30% to 50% for Android app stores.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 414 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2015.

In addition, online advertising on the NetEase websites is also sold through online advertising sales networks and advertising agencies. We believe that our focus on providing widely-used services that are designed to appeal to a broad base of Internet users attracts a variety of blue chip advertisers, ranging from technology products to consumer brands (including, increasingly, Chinese companies). We intend to continue to attract online advertisers by promoting the NetEase brand name to potential advertisers. We also engage in providing cooperative promotional advertising solutions in which we act as the official sponsor or co-sponsor of special events or online content, such as websites that feature movies or television series, athletic events, conferences, music awards, charity concerts and industry exhibitions.

For a discussion of the seasonality of our revenue, see Item 5 “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenues.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2015, we continued with efforts to maintain or raise the popularity of our time-based games, such as Fantasy Westward Journey II and New Westward Journey Online II and III, our item-based games, such as Tianxia III, New Ghost, Heroes of Tang Dynasty Zero, Revelation, Demon Seals, Hegemon-King of Western Chu and Kung Fu Master II, our mobile games, such as the Fantasy Westward Journey and Westward Journey Online mobile games, Battle to the West, The World HD, Fairy Tales and Kari-ri-sei Million Arthur, and our licensed games from Blizzard through certain sales and promotional activities. We believe that players’ feedback has been positive in response to our recent promotional activities.

We have entered into a number of agreements with third-party promoters of our online game titles. Pursuant to these agreements, promoters market our game titles to potential customers in specific locations, principally Internet cafés and university campuses, in return for a commission for new users they recruit.

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

Our major area of focus is the development of our proprietary online games (including introducing new types of games) and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2015, we had approximately 4,600 programmers, network engineers and graphic designers dedicated to online game research and development.

We have multiple studios of game developers established to research and develop new games and expansion packs. In developing a new game or expansion pack, game developers create proposals for the game theme and design, and then construct prototypes for management to review and approve. Subsequently, our quality control staff, as well as volunteer players, conduct limited beta testing for the new game designs and expansion packs. Based on analysis of the feedback provided by the quality control staff and volunteer players, our game developers refine the game designs and expansion packs and then initiate unlimited beta testing, by which time the game becomes available to the public. For games using the time-based revenue model, no revenue is collected from users during unlimited beta testing until commercial launch of the game. However, for games using the item-based revenue model, users in the unlimited beta testing can purchase in-game items, which allow those games to start generating revenue from the unlimited beta testing phase onwards. Accordingly, for item-based games, the beginning of unlimited beta testing is sometimes considered to be the commercial launch of the game. Our game developers further improve the new game designs and expansion packs as necessary based on user statistics and feedback gathered from unlimited beta testing. User statistics gathered from limited beta and unlimited beta testing results are compared with existing games, which enables us to assess the potential for success of the new games and expansion packs and to plan the network infrastructure and marketing efforts required to support each new game or expansion pack.

In connection with our game development activities, we occasionally license specific game technologies which we incorporate into our internally developed games.

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2015, there were approximately 39,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, operating with Web server software from Apache and Netscape and using leased dedicated lines from CERNET and various affiliates of China Unicom and China Telecom.

In addition, we also develop our own systems to facilitate sales planning, targeting, trafficking, inventory management and reporting tools, as well as advertisement and search tracking systems for our advertising and search services.

We use Oracle’s database systems to manage our registered user database. NetEase has established a comprehensive user profile system, and we analyze user information on a weekly basis. We also deploy a single sign-on system that allows users to easily access our services within the NetEase websites. We intend to continue to use a combination of internally developed software products as well as third-party products to enhance our Internet media services in the future.

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. Specifically, we are encountering competition from companies offering PC-client MMORPGs and mobile games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, and Perfect World Company Limited. We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihoo, iFeng.com, Youku, and other vertical Internet media. In addition, we face competition for our e-commerce businesses from other companies such as Alibaba, JD.com, Inc., Jumei International Holding Limited and Vipshop Holdings Limited. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com, TouTiao.com and Youku, as well as other vertical Internet media. In addition, we face competition from Internet media operated by multinational Internet companies such as Yahoo! Inc., Microsoft Corporation and Google Inc. which provide Chinese language service offerings. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition. Finally, we face competition from websites that operate outside our market and offer content in the English language, which may be attractive to a portion of Chinese Internet users. We also compete with traditional forms of media for advertising-related revenue.

There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, international connection to computer information networks, information security and censorship. In addition to MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the SAIC, the State Council Information Office, or SCIO, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the MOC, SAPPRFT, the Ministry of Commerce and the Ministry of Public Security.

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was revised in July 2014. The Telecom Regulations categorized all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses, with ICP services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was revised in September 2008. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China, with the one exception set forth in the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued by MII in June 2015, pursuant to which, foreign investors may hold up to 100% of the total equity in online data processing and transaction processing businesses. However, the FITE Regulations do not define the “online data processing and transaction processing business”, and its interpretation and enforcement involve significant uncertainties. Therefore, we cannot assure you whether our online retail business and distribution of online information falls into the “online data processing and transaction processing business” category and whether we are permitted to conduct such value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of the equity interests.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer, Hangzhou Leihuo, Zhejiang Yixin Science & Technology Co., Ltd, Wangyibao, Ujia E-commerce Co., Ltd., or Ujia, Zhoushan Bole Technology Co., Ltd., or Zhoushan Bole, NetEase Advertising, Hangzhou Bobo Technology Co., Ltd., or Hangzhou Bobo, and Hangzhou Ledu Technology Co., Ltd., or Ledu, have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

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

On June 27, 2002, MII and GAPP (later superseded by SAPPRFT) jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which was replaced by the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT and MII that became effective on March 10, 2016, which requires Internet publishers to secure approval from SAPPRFT. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public. Guangzhou NetEase has obtained a license from SAPPRFT to engage in Internet publishing.

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

SARFT (later superseded by SAPPRFT) and MII jointly issued the Regulations for the Administration of Internet Audiovisual Program Services, or the Audiovisual Regulations, on December 20, 2007, which require that online audio and video service providers must obtain a permit from SAPPRFT in accordance with the Audiovisual Regulations. Guangzhou NetEase has obtained the Permit for the Network Transmission of Audiovisual Programs issued by SAPPRFT.

On September 3, 2009, the MOC issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content. According to this notice, only entities approved by the Ministry of Culture for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. In addition, the notice also requires all domestic music products to be filed with the MOC within 30 days after being publicly available online. Imported music products must be approved by the MOC before being made available online. On October 23, 2015, the MOC issued its Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, the entities should examine and verify the content of online music by themselves, while the culture management administration should supervise in the act and afterwards. Guangzhou NetEase, Shanghai EaseNet, Hangzhou Leihuo, Zhoushan Bole, Ujia, Ledu and Hangzhou Bobo have each obtained an Internet Culture Operating License.

On May 4, 2008, the China Banking Regulatory Commission, or CBRC, and PBOC jointly issued the Guiding Opinions of China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Small Loan Companies, or the Guiding Opinions. According to the Guiding Opinions, to apply for setting up a small loan company, the applicant is required to file a formal official application with the competent department of the provincial government, and, upon approval, it shall apply to the local administrative department for industry and commerce for handling the registration formalities and to receive the business license. It is also required to file the relevant materials with the local public security organ, the dispatch office of the CBRC and the branch institution of the PBOC within five working days after approval. The major sources of funds of a small loan company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope as prescribed by laws and regulations. In addition, the balance of loans granted by a small loan company to a single borrower shall not exceed 5% of the net capital of the company.

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit, Payment Service Permit, from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients.  We have obtained the Payment Service Permit from the PBOC. On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which will take effect on July 1, 2016, which require that non-banking payment institutions shall implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients, The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all such accounts shall be owned by the same client. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

On July 18, 2015, PBOC, MII, Ministry of Public Security, MOF, SAIC, Legislative Affairs Office of the State Council, CBRC, CSRC, China Insurance Regulatory Commission and China Internet Information Technology Office jointly issued the Guiding Opinions on Promoting the Healthy Development of Internet Finance, which was imperative to encourage innovation, and support the steady development of Internet finance. According to the above-mentioned Guiding Opinions, Internet enterprises would be supported to set up Internet payment institutions, online lending platforms, equity crowd-funding platforms and online financial product sales platforms in compliance with the law, and a multi-level financial services system that serves the real economy would be established to better meet the investment and financing needs of medium, small and micro-sized enterprises and individuals, and further expand the breadth, and increase the depth, of inclusive finance. According to the above-mentioned Guiding Opinions, e-commerce enterprises would be encouraged to build and improve their own online financial services systems under the premise of compliance with financial laws and regulations, and effectively expand the supply chain operations of e-commerce enterprises.

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

On December 28, 2015, MII issued the Telecommunication Services Classification Catalogue (2015), replacing the old Telecommunication Services Classification Catalogue (2003), which will take effect from March 1, 2016. The 2015 catalogue divides the information services business into five more detailed sub-categories and reclassifies the online data processing and transaction processing services business as a value-added telecom business from basic telecom business category in the 2003 Catalogue.

On April 17, 2015, the National Copyright Administration issued the Circular on Regulating the Order of Internet Reproduction of Copyrighted Works. Under this circular, in order to reproduce the work of others, Internet media must comply with relevant provisions of the copyright laws and regulations and, unless otherwise provided by law or regulation, must obtain permission from and pay remuneration to the owner of the copyrighted work, and must indicate the name of the author as well as the title and the source of the work, and may not infringe any other rights or interests of the copyright owner. Moreover, when reproducing the works of others, Internet media must not make material alterations to the content of the works.

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

•                               insults or slanders a third-party or infringes upon the lawful rights and interests of a third-party; or

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

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase, Shanghai EaseNet and Hangzhou Leihuo have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria and Warlords of Draenor, and StarCraft II: Wings of Liberty, including its expansion packs, Heart of the Swarm and Legacy of the Void, as well as Hearthstone: Heroes of Warcraft, Heroes of the Storm (previously named Blizzard All-Stars), and Diablo III.  In accordance with such regulation, we are also required to register domestic online games with the MOC after their release. We have accordingly made such registrations with the MOC for our domestic online games, including, for example, Fairy Tales, the New Westward Journey Online II mobile game and the Fantasy Westward Journey mobile game.

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

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II: Wings of Liberty and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft, StarCraft II: Wings of Liberty, Hearthstone: Heroes of Warcraft, Heroes of the Storm (previously named Blizzard All-Stars), and Diablo III with the State Copyright Bureau.

The publication of online games also requires approval from SAPPRFT in accordance with the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT and MII, effective on March 10, 2016, replacing Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP (later superseded by SAPPRFT) and MII on June 27, 2002. Guangzhou NetEase has received such approval. The Online Publishing Service Rules also forbids foreign investments in the online publishing sector. In addition, in April 2007, GAPP (later superseded by SAPPRFT) and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP (later superseded by SAPPRFT) in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. On July 1, 2011, GAPP (later superseded by SAPPRFT) and several other government authorities jointly issued the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, which requires that online game operators be responsible for the data registration and identification of online game users, and that online game operators shall duly file unverified user identification information with the Ministry of Public Security’s National Citizen Identity Information Center, or NCIIC, which will be in charge of real-name verification for the national anti-addiction system. In addition, online game operators shall ensure that via the NCIIC real-name verification, users with fraudulent identification data shall be enrolled in the operators’ anti-addiction systems. On July 25, 2014, SARFT (later superseded by SAPPRFT)  issued the Notice Regarding the Implementation of the Anti-Addiction and Real-Name Verification System in Online Games, which requires online game operators to submit their real-name verification procedure for online games when applying for publication of online games. We have implemented our anti-addiction system and taken necessary measures to comply with these measures. Since their implementation, we have not experienced a significant negative impact from these measures on our business.

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the ‘Three Provisions’ jointly promulgated by MOC, SARFT and GAPP (SARFT and GAPP were later superseded by SAPPRFT). According to this notice, SAPPRFT shall be responsible for the examination and approval of those online games made available on the Internet, and once an online game is available on the Internet, it shall be solely and completely administrated by MOC. The notice further clarifies that SAPPRFT shall be responsible for the examination and approval of the game publications which are authorized by overseas copyright owners to be made available on the Internet, and all other imported online games shall be examined and approved by MOC.

On September 28, 2009, GAPP (later superseded by SAPPRFT), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from SAPPRFT. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by SAPPRFT, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by SAPPRFT of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained SAPPRFT approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria and Warlords of Draenor, and StarCraft II: Wings of Liberty, including its expansion packs named Heart of the Swarm and Legacy of the Void, as well as Hearthstone: Heroes of Warcraft, Heroes of the Storm (previously named Blizzard All-Stars) and Diablo III.

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

On January 6, 2016, MOC issued the Tentative Rules for the Management of Cultural Market Blacklist, according to which those cultural products and entities in serious violation of relevant laws and regulations will be put on the blacklist and thus subject to more strict regulations. We have taken necessary measures to ensure that none of our products or entities will be placed on such blacklist.

Online Advertising

The Regulations for the Administration of Advertising and its Detailed Implementation Rules were both promulgated by the State Council and SAIC, which took effect on December 1, 1987 and January 1, 2005, respectively. According to these regulations, websites engaged in advertising must apply for a business license to conduct such business. In compliance with such regulations, NetEase Advertising, which operates our online advertising business through a series of agreements with Guangzhou NetEase, and Guangzhou NetEase have obtained a business license to carry out the design, production, agency and release of advertisements.

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

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or theNew Advertising Law. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisement, such as “national”, “supreme” or “best” and provides a more detailed definition of “false advertisement”. The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal email addresses if such advertisement is not invited or the receiver of the advertisement has rejected such advertising. We have taken necessary measures, including more stringent examination and monitoring of our advertisers and the content of their advertisements, in compliance with the New Advertising Law.

Online Lottery Services

The principal rules and regulations currently in effect and applicable to online lottery services include the Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the MOF on September 26, 2010, and effective upon its promulgation. On January 18, 2012, the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sports jointly promulgated the Lottery Implementation Rules, which became effective on March 1, 2012. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014. On January 15, 2015, the Lottery Self-Inspection Notice was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued Announcement No. 18, which affirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future. However, it currently remains unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products. For more details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.”

Cross-border E-commerce

The Consumer Protection Law of the People’s Republic of China, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the Internet. For example, consumers are entitled to return the goods (except for certain specified goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. When a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring reputation, and could subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading, or the Online Trading Measures, which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition. On January 5, 2015, SAIC issued the Measures for the Punishment of Conduct Infringing the Rights and Interests of Consumers, or the Consumer Conduct Measures, which became effective on March 15, 2015. According to these measures, business operators are prohibited from a wide range of activities that would infringe upon the rights and interests of consumers, including but not limited to collecting and using information related to consumers without their consent, illegally providing third parties with such information in any form, or sending promotional message to consumers despite their express refusal. We believe we have taken the necessary measures to comply with the Consumer Conduct Measures. On September 2, 2015, SAIC issued the Interim Provisions on the Administration of Centralized Online Promotional Activities for Goods and Services, which require the organizer of centralized online promotion activities to publish the methods, terms and rules of the activities in advance in an obvious position on its website.

The General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Retail Commodities under Cross-border E-commerce, or Customs Circular No. 26, which took effect on April 8, 2016. Under the Customs Circular No. 26, e-commerce enterprises, e-commerce trade platform enterprises, payment enterprises and logistics enterprises shall, before the declaration of import retail commodities through cross border e-commerce, respectively submit to the customs bureau the information on trade, payment and logistics, among others. E-commerce enterprises shall verify the identity information of purchaser (subscriber) of cross-border e-commerce retail imports and provide the customs bureau with the effective identity information authenticated by respective competent authorities.

The Food Safety Law of the People’s Republic of China, promulgated on February 28, 2009 and effective on June 1, 2009, as amended on April 24, 2015 with effect from October 1, 2015. This amendment set out a new and stricter regulation framework for the production and circulation of food. However, it currently remains unclear if food distributed through the recently established cross-border e-commerce industry is required to comply with all the requirements set forth in the new Food Safety Law. For more details, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our e-commerce business may expose us to new challenges and risks and may lower our profit margin.”

On March 24, 2016, the MOF, General Administration of Customs and the State Administration of Taxation issued the Notice on Import Tax Policies for Cross-border E-commerce Retailers (Cai Guan Shui (2016) No. 18), with effect on April 8, 2016. According to the notice, which is applicable to the imported goods listed in the Cross-border E-commerce Retail Import Commodities List that was issued by the MOF and ten other relevant PRC regulatory authorities on April 6, 2016, customs duties, import VAT and consumption tax will be charged on cross-border e-commerce retail imports calculated based on the goods imported, with individual purchasers of cross-border e-commerce retail imports defined as the taxpayers, the actual transaction price (including retail price, freight and insurance premium) regarded as the dutiable value, and e-commerce companies and trading platforms or logistics companies bearing the obligations of tax collection and withholding. The value of single transactions of retail products imported through cross-border e-commerce is capped at RMB 2,000, and the total value of transactions carried out by an individual is capped at RMB 20,000 per year. For cross-border e-commerce retail imports with a value within the above-mentioned limits, a zero tariff rate is applicable but, at the same time, import VAT and consumption tax exemptions will be abolished and import VAT and consumption tax will be charged temporarily at 70% of the statutory taxable amount. The relevant taxes will be charged in full on any transactions exceeding the single-transaction limit or the cumulative annual limit, and single indivisible goods whose dutiable value exceeds RMB 2,000.

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

We have registered a number of domain names, including:

•                               www.netease.com;

•                               www.163.com;

•                               www.yeah.net;

•                               www.126.com;

•                               www.lofter.com;

•                               www.youdao.com;

•                               www.nease.net;

•                               www.188.com;

•                               www.lede.com;

•                               www.kaola.com;

•                               www.bobo.com;

•                               www.neteasemedia.com; and

•                               www.miaode.com.

Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming, search engine, interactive online video, e-commerce and our Internet finance services. We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed and registered the marks for “NetEase” in English in the United States.

In addition, we have registered our various self-developed games, including New Westward Journey Online II (together with its mobile version), Fantasy Westward Journey II, Heroes of Tang Dynasty II, New Westward Journey Online III, New Legend of Westward Journey, Tianxia III, Ghost II, Legend of Fairy, Legend of Datang, Soul of the Fighter, Kung Fu Master, Dragon Sword, Heroes of Three Kingdoms, iTown, Demon Seals, X-Heroes, Revelation, Hegemon-King of Western Chu, Tianxia HD, the Fantasy Westward Journey mobile game and other online products, including Wangyibao (our online payment platform), Yinxiangpai, e-mail, photo album, Cloud Music, EaseRead, Netease News App, Yichat, Caipiao, Bobo, MailMaster, Youdao Cloudnote, Youdao Dictionary, Kaola, Duobao, NetEase Precious Metal, NetEase Wealth Management, NetEase Open Courses, NetEase Money and online shopping mall, with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device and certain other technologies related to our search engine and e-mail from the State Intellectual Property Office.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Infringement or misappropriation of our intellectual property could materially harm our business. We own the intellectual property (other than the content) relating to the NetEase websites and the technology that enables on-line community, personalization, online game, Cloud Music, instant message and e-commerce services on those sites. We license content from various freelance providers and other content providers.

Many parties are actively developing community, online game, e-commerce, search and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in areas of e-commerce, Web-based information indexing and retrieval, online direct marketing, online game, instant message and intelligent hardware. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

C.                         Organizational Structure

Our organizational structure is set forth above under “— Our Organizational Structure.”

D.                         Property, Plants and Equipment

Our principal executive offices are currently located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193. As of December 31, 2015, we leased office and warehouse facilities with a total effective annual rent of RMB137.7 million (US$21.3 million), including management fees, and an aggregate of approximately 155,368 square meters of space at properties mainly in Beijing, Shanghai, Guangzhou, Hangzhou and Zhengzhou.

We own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions are currently located, and a research and development center in Hangzhou, China with a total floor area of 110,500 square meters. In addition, we also acquired a warehouse with a total floor area of 26,000 square meters in Ningbo for the operation of our e-commerce business.

We are in the process of constructing four new office buildings in Beijing, Hangzhou, Guangzhou and Zhoushan on land with an area of approximately 25,400, 76,000, 37,000 and 18,900 square meters, respectively. As of December 31, 2015, we had incurred construction in progress costs of RMB1,075.0 million (US$166.0 million) for these new office buildings, which primarily comprise costs for obtaining land use rights and building construction costs.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2015, we leased dedicated lines from various affiliates of China Unicom, China Telecom and CERNET. We lease such capacity pursuant to short term contracts. Our server custody fees were approximately RMB356.8 million (US$55.1 million) for the year ended December 31, 2015, of which approximately 24% was related to the operations of World of Warcraft, the StarCraft II series, Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III.

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

A.                                    OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2015, we had approximately 788 million accumulated registered accounts for our in-house PC-client MMORPGs and over 80 mobile games, as well as a total of approximately 3.7 billion accumulated registered accounts for our other online services.

For the year ended December 31, 2015, we continued to develop our online games, advertising business and e-mail, e-commerce and other services. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.

We achieved a net income attributable to our shareholders of RMB6,735.1 million (US$1,039.7 million) for 2015 and generated positive operating cash flows of RMB8,076.9 million (US$1,246.9 million) during the year. We recorded retained earnings of RMB18,509.2 million, RMB21,224.0 million and RMB26,419.7 (US$4,078.5 million) as of December 31, 2013, 2014 and 2015, respectively.

Our Corporate Structure

Our company was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China.

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

We established Lede Inc. (previously named Ujia.com, Inc.), Lede Hong Kong (previously named Ujia (Hong Kong) Limited) and Lede Technology in the second half of 2011. Lede Technology now operates our e-commerce business related to third-party lottery and insurance products. We established NetEase Media, Inc., or Media Cayman, NetEase Media (Hong Kong) Limited, or Media Hong Kong, and its PRC subsidiary, Media Beijing, in 2012. Media Beijing provides technical support and consulting services to NetEase Advertising to operate our Internet media business. In February 2013, we completed the merger of Guangzhou Interactive and Guangzhou Information, which we had established in June 2008, into Boguan, with Boguan as the surviving entity. We established HQG Inc., HQG, Limited and Hangzhou Youmai in 2014, which operate our cross-border e-commerce business.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-commerce services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated companies. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, Media Beijing, NetEase Hangzhou, Boguan, Hangzhou Langhe and Lede Technology provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a majority-owned subsidiary, Youdao Computer (a search-related business operator), and a wholly-owned subsidiary, Wangyibao (the operator of our Wangyibao online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2015, the total assets of all the consolidated VIEs of our company were RMB6.4 billion (US$1.0 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2015, the total liabilities of the consolidated VIEs were RMB6.2 billion (US$1.0 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables. As of December 31, 2015, the total assets of our company and all of our consolidated subsidiaries were RMB34.8 billion (US$5.3 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, prepayments and other current assets, fixed assets and other long-term assets. As of December 31, 2015, the total liabilities of our company and all of our consolidated subsidiaries were RMB5.7 billion (US$0.9 billion), mainly comprising accounts payable, salary and welfare payables, tax payable, short-term loan, deferred revenue, accrued liabilities and other payables.

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

Revenues

We generate our revenues from the provision of online games services, advertising services and e-mail, e-commerce and other services. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2013, 2014 and 2015.

Online Games Services

We derive our online game services revenues mainly from customers through their use of prepaid point cards and, for our mobile games, through online payments. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services.

We generate our mobile game revenues primarily from the sale of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionality, within the games.  We distribute our mobile games through partnerships with major Android- and iOS-based app stores in China as well as proprietary distribution channels, such as our website and the NetEase News App. Users have a variety of payment options for in-game virtual items, including our prepaid cards, online payments through app stores and other online payment channels.

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” These games include World of Warcraft, StarCraft II: Wings of Liberty, Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III, which were commercially launched in 2009, 2011, 2014, 2015 and 2015, respectively, as well as OverWatch, which has not been commercially launched as of December 31, 2015.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from our Internet media business. Approximately 90.6%, 91.5% and 90.2% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2013, 2014 and 2015, respectively, with the remainder generated from advertisers in our search engine business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-size online businesses using our online advertising services to advertise or market their businesses and products. We also believe that the growth rate of mobile Internet advertising in China may increase at a faster rate than that of traditional PC-client advertising. We expect that such advertising will become an important advertising sector in China and competition in this area will be intense.

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

Our Wangyibao online payment platform enables registered users to deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third-party (for example, to purchase goods online from a third-party) in accordance with their service agreements with us. We recognize revenue upon services rendered. No fees are imposed when account holders use money in their accounts to pay us for goods or services.

We provide our e-commerce services related to third-party products through our online platforms, including Caipiao, an online service that facilitates the processing of end users’ purchase orders for a wide selection of sports and welfare lottery products offered by third-party lottery vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. We act as an agent and do not buy, sell, manufacture, or design the lottery or insurance related products. We help third-party vendors and insurers to collect payments from consumers through online payments via our Caipiao and Baoxian platforms. We generate revenues from service fees paid by third-party vendors and insurers based on a pre-determined service fee rate and the amount of processed orders from end users.

We established our cross-border e-commerce platform, Kaola, in January 2015 and primarily sell imported maternity and baby products, skincare and cosmetics and other general merchandise through this online platform. We recognize the revenues from the online platforms on a gross basis as we carry inventory and are primarily obligated in these transactions. We also provide discount coupons to our customers for use in purchases on Kaola, which are treated as a reduction of revenue when the related transaction is recognized. We also act as the marketplace service provider for third-party vendors to sell their products and recognize revenue when services are rendered based on the pre-determined service fee rate.

We operate another e-commerce platform, Duobao, which provides services that allow users to purchase a virtual currency, “Duobao Bi,” that can be exchanged for products.  We generate revenues from this platform both through sales of our own inventory, for which we recognize revenue on a gross basis, as well as through sales of third-party products where we act as an agent, for which we recognize revenue on a net basis.

We also generate revenue from other services such as game-related accessories and revenue is recognized when the titles of such products are transferred to the customers or the services are rendered and collections are reasonably assured.

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

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of staff costs (in particular remuneration to employees who maintain game software and employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), service fee paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards. For our mobile games, cost of revenues also includes fees paid to game developers, distribution channels (app stores) and payment channels.

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

Advertising Services

Cost of revenues related to our advertising services consists primarily of staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services.

E-mail, E-commerce and Others

Cost of revenues related to our e-mail, e-commerce and others consists primarily of staff costs, cost of merchandise sold related to our e-commerce business, game-related accessories, service fees related to online payments, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of e-mail, e-commerce and other services. We pay content fees to third-party partners for the right to use proprietary content developed by them, such as copyrights of books and music. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

Operating Expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses, compensation costs for our sales and marketing staff, and marketing and advertising expenses payable to third-party vendors, Internet companies and agents.

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

For the years ended December 31, 2013, 2014 and 2015, we recorded share-based compensation cost of approximately RMB306.3 million, RMB349.3 million and RMB684.5 million (US$105.7 million), respectively, for awards granted under the RSU Plan. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2015, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB1,777.5 million (US$274.4 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2015, the weighted average remaining vesting period was 3.52 years.

Other Option Plans

Beginning in 2014, Lede Inc. and certain other subsidiaries of our company granted options exercisable for ordinary shares to certain of our employees. The options expire five or six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. We adopt the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.  For the years ended December 31, 2014 and 2015, we recorded no compensation expenses for the share options granted under these plans as the vesting conditions of such options are not deemed probable to occur for accounting purposes until the vesting commencement date.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we, Lede Inc., Media Cayman and HQG, Inc. are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by Lede Inc., Media Cayman, or HQG, Inc. to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive Entertainment Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong, HQG, Limited and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2013, 2014 and 2015. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong, HQG, Limited, and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

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

In 2013, NetEase Beijing, Boguan and NetEase Hangzhou were approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% from 2011 to 2014. The related tax benefit from 2011 to 2013 was recorded in 2013. These three entities were qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

In 2014, Media Beijing was qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2014 to 2016.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014. Hangzhou Langhe was also qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of a pilot value-added tax reform program, which change the charge of sales tax from business tax to value-added tax for certain pilot industries, including research, development and technological industries, information technology industries and cultural innovation industries. The pilot value-added tax reform program initially applied only to the pilot industries in Shanghai commencing from January 1, 2012, and has been expanded to eight additional regions, including, among others, Beijing, Zhejiang province and Guangdong province, during 2012. The pilot program was subsequently expanded nationwide in 2013. As a result, our subsidiaries and VIEs are subject to 6% value-added tax which replaced the original 5% business tax.

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

Online Games Services

PC-client MMORPG and other online games

We provide PC-client MMORPG and certain other online games services through Guangzhou NetEase and Shanghai EaseNet. Regarding the revenue recognition for our online games, we sell prepaid point cards and online points to the end users who may use the points on such cards for online game services provided by us. Proceeds received from the sales of prepaid point cards and online points are initially recorded as deferred revenue.

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

E-mail, E-commerce and Others

E-mail, e-commerce and others revenue includes revenue generated from activities related to e-mail and other fee-based premium services, e-commerce services, and Wangyibao online payment platform services. We recognize revenue when such services are rendered or the products are transferred to the customers and collections are reasonably assured.

E-commerce revenue is derived primarily from marketplace services and merchandise sales. We evaluate whether it is appropriate to record the net amount earned as commissions or the gross amount of product sales. When we are not the primary obligor, don’t bear the inventory risk and doesn’t have the ability to establish the price, revenues are recorded on a net basis. When we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, we record revenues on a gross basis.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2013, 2014 and 2015 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Inventories, net

Inventories, which mainly represent products for our cross-border e-commerce business, are stated at the lower of cost or market value in our consolidated balance sheets. Cost of inventory is determined using the weighted average cost method.

Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand and promotional environment. We take ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

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

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares. On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under accrued liabilities and other long-term payables (which totaled RMB155.6 million (US$24.0 million) and RMB84.8 million (US$13.1 million), respectively, as of December 31, 2015).

Lede Inc. and certain other of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire five or six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. We adopt the binomial option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,
	2013		2014		2015
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations and Comprehensive Income Data:
Net revenues:
Online game services	7,864,464	85.5	9,266,158	79.1	17,314,148	76.0
Advertising services	987,467	10.8	1,344,829	11.5	1,789,377	7.8
E-mail, e-commerce and others	344,244	3.7	1,101,847	9.4	3,699,370	16.2
Total net revenues	9,196,175	100.0	11,712,834	100.0	22,802,895	100.0

Cost of revenues:
Online game services	(1,649,803)	(18.0)	(2,111,701)	(18.0)	(5,393,555)	(23.7)
Advertising services	(461,286)	(5.0)	(518,691)	(4.4)	(599,032)	(2.6)
E-mail, e-commerce and others	(367,427)	(4.0)	(631,152)	(5.4)	(3,406,673)	(14.9)
Total cost of revenues	(2,478,516)	(27.0)	(3,261,544)	(27.8)	(9,399,260)	(41.2)
Gross profit	6,717,659	73.0	8,451,290	72.2	13,403,635	58.8
Operating expenses:
Selling and marketing expenses	(1,093,612)	(11.9)	(1,894,998)	(16.2)	(2,958,229)	(13.0)
General and administrative expenses	(349,832)	(3.8)	(467,669)	(4.0)	(1,014,395)	(4.4)
Research and development expenses	(921,618)	(10.0)	(1,323,498)	(11.3)	(2,158,888)	(9.5)
Total operating expenses	(2,365,062)	(25.7)	(3,686,165)	(31.5)	(6,131,512)	(26.9)
Operating profit	4,352,597	47.3	4,765,125	40.7	7,272,123	31.9

Other income (expenses):
Investment income	37,255	0.4	27,373	0.2	62,341	0.3
Interest income	506,181	5.5	601,502	5.1	596,930	2.6
Exchange (losses) / gains	(15,348)	(0.2)	(17,998)	(0.1)	133,776	0.6
Other, net	95,136	1.1	82,438	0.7	45,138	0.2
Income before tax	4,975,821	54.1	5,458,440	46.6	8,110,308	35.6
Income tax	(530,603)	(5.8)	(662,735)	(5.7)	(1,273,408)	(5.6)
Net income	4,445,218	48.3	4,795,705	40.9	6,836,900	30.0
Net income attributable to noncontrolling interests	(1,308)	(0.0)	(39,082)	(0.3)	(101,792)	(0.5)
Net income attributable to NetEase, Inc.’s shareholders	4,443,910	48.3	4,756,623	40.6	6,735,108	29.5
Net income	4,445,218	48.3	4,795,705	40.9	6,836,900	30.0
Other comprehensive income: Unrealized gains on available-for-sale securities, net of tax	—	—	—	—	27,452	0.1
Total comprehensive income:	4,445,218	48.3	4,795,705	40.9	6,864,352	30.1
Add: Comprehensive income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(1,308)	(0.0)	(39,082)	(0.3)	(101,792)	(0.5)
Comprehensive income attributable to NetEase, Inc.’s shareholders	4,443,910	48.3	4,756,623	40.6	6,762,560	29.6

Share-based compensation cost included in:
Cost of revenues	165,708	1.8	169,621	1.4	328,480	1.4
Selling and marketing expenses	17,967	0.2	23,253	0.2	36,023	0.2
General and administrative expenses	48,350	0.5	51,475	0.4	120,925	0.5
Research and development expenses	74,283	0.8	104,928	0.9	199,039	0.9

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues

Total net revenues increased by 94.7% to RMB22,802.9 million (US$3,520.2 million) in 2015 from RMB11,712.8 million in 2014. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 76.0%, 7.8% and 16.2%, respectively, of our total net revenues in 2015. This compares with 79.1%, 11.5% and 9.4%, respectively, in 2014. Net revenues generated from game licensing represented 12.1% and 12.9% of our total net revenues in 2015 and 2014, respectively.

Online Games Services

Net revenues from online games services increased by 86.9% to RMB17,314.1 million (US$2,672.8 million) in 2015 from RMB9,266.2 million in 2014. The increase was principally attributable to increased revenues from our mobile games such as the Fantasy Westward Journey and Westward Journey Online mobile games and Battle to the West, and licensed games such as Blizzard Entertainment’s Hearthstone: Heroes of Warcraft and Diablo III: Reaper of Souls, as well as NetEase’s self-developed PC-client games such as Revelation.

Our mobile portfolio now consists of over 80 diverse games, including our Fantasy Westward Journey and Westward Journey Online mobile games, which were two of the highest grossing games in China’s iOS app store in 2015. Licensed mobile games such as Fairy Tales and Kai-ri-sei Million Arthur also demonstrated strong performances during the year. Our new PC-client game, Revelation, which was released in early 2015, delivered a solid performance in 2015. Also, Blizzard Entertainment’s Hearthstone: Heroes of Warcraft, World of Warcraft and Diablo III: Reaper of Souls made significant revenue contributions.

Advertising Services

Net revenues from advertising services increased by 33.1% to RMB1,789.4 million (US$276.2 million) in 2015 from RMB1,344.8 million in 2014. The increase in advertising services revenue in 2015 was driven by increased market demand, mainly from the automobile, Internet services and telecommunication services sectors, and greater monetization of our mobile news application.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.8 million (US$0.3 million) in 2015 from RMB1.6 million in 2014. The number of traditional advertisers using the NetEase websites increased to 1,002 in 2015 from 784 in 2014, with revenues from our top ten advertisers comprising 28.2% of our total advertising services revenues in 2015 as compared to 28.7% in 2014.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 235.7% to RMB3,699.4 million (US$571.1 million) in 2015 from RMB1,101.8 million in 2014. The increase mainly resulted from increased revenue from our e-commerce businesses, such as our cross-border e-commerce platform, Kaola, and our Duobao platform.

Cost of Revenues

Our cost of revenues increased by 188.2% to RMB9,399.3 million (US$1,451.0 million) in 2015 from RMB3,261.5 million in 2014. The year-over-year increase was mainly due to an increase in cost of merchandise sold by our e-commerce business, costs of revenue sharing with distributors, developers and other third parties, staff-related costs and technology costs. In 2015, costs relating to online games services, advertising services and e-mail, e-commerce and others represented 57.4%, 6.4% and 36.2% of total cost of revenues, respectively, as compared with 64.7%, 15.9% and 19.4% of the cost of revenues, respectively, in 2014.

Online Games Services

Cost of revenues from our online games services increased by 155.4% to RMB5,393.6 million (US$832.6 million) in 2015 from RMB2,111.7 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                                Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB2,239.8 million (US$345.8 million) to RMB2,428.6 million (US$374.9 million) in 2015 from RMB188.8 million in 2014 primarily due to the launch of our self-developed and licensed mobile games in 2015.

•                               Staff-related costs increased by RMB518.1 million (US$80.0 million) to RMB1,292.4 million (US$199.5 million) in 2015 from RMB774.3 million in 2014, mainly as a result of an increase in the level of salaries and other compensation payments and an increase in the number of employees. The number of full time employees in our online games business increased to 7,024 as of December 31, 2015 from 5,673 as of December 31, 2014, including 568 employees in the customer service function to support the operation of World of Warcraft.

•                                Technology costs increased by RMB416.7 million (US$64.3 million) to RMB1,378.5 million (US$212.8 million) in 2015 from RMB961.8 million in 2014, mainly due to an increase in royalty fee payments of RMB384.2 million (US$59.3 million) in line with the revenue contribution from Blizzard’s Diablo III and Hearthstone: Heroes of Warcraft.

Advertising Services

Cost of revenues from our advertising services increased by 15.5% to RMB599.0 million (US$92.5 million) in 2015 from RMB518.7 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                                Staff-related costs increased by RMB67.9 million (US$10.5 million) to RMB334.0 million (US$51.6 million) in 2015 from RMB266.1 million in 2014, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

•                                Revenue sharing costs related to our search engine business increased by RMB12.3 million (US$1.9 million) to RMB57.8 million (US$8.9 million) in 2015 from RMB45.5 million in 2014 primarily due to an expansion of the business.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and other services increased by 439.8% to RMB3,406.7 million (US$525.9 million) in 2015 from RMB631.2 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                                Cost of merchandise sold increased by RMB2,265.1 million (US$349.7 million) to RMB2,392.3 million (US$369.3 million) in 2015 from RMB127.2 million in 2014, which was in line with the revenue growth of our e-commerce business.

•                                Information cost increased by RMB195.5 million (US$30.2 million) to RMB235.7 million (US$36.4 million) in 2015 from RMB40.2 million in 2014 primarily due to the amortization of license fees related to Cloud Music.

•                                  Staff-related cost increased by RMB195.1 million (US$30.1 million) to RMB414.3 million (US$64.0 million) in 2015 from RMB219.2 million in 2014, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees due to business expansion.

Gross Profit

Our gross profit increased by 58.6% to RMB13,403.6 million (US$2,069.2 million) in 2015 from RMB8,451.3 million in 2014.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2014 and 2015 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Gross profit:
Online game services	7,154,457	11,920,593	1,840,223
Advertising services	826,138	1,190,345	183,757
E-mail, e-commerce and others	470,695	292,697	45,184
Total gross profit	8,451,290	13,403,635	2,069,164

Gross profit margin:
Online game services	77.2%	68.8%	68.8%
Advertising services	61.4%	66.5%	66.5%
E-mail, e-commerce and others	42.7%	7.9%	7.9%
Total gross profit margin	72.2%	58.8%	58.8%

The decrease of gross profit margin for online game services was mainly due to the increased revenues contribution from mobile games, which have relatively lower gross profit margin, as a percentage of NetEase’s total online game revenues. The increase in gross profit margin for advertising services was mainly due to the enhanced economies of scale driven by revenue growth in our Internet media business. The decrease in gross profit margin for e-mail, e-commerce and others business was mainly due to the suspension of higher margin e-commerce services related to third-party lottery products since late February 2015.

Operating Expenses

Total operating expenses increased by 66.3% to RMB6,131.5 million (US$946.5 million) in 2015 from RMB3,686.2 million in 2014 as a result of an increase in selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses increased by 56.1% to RMB2,958.2 million (US$456.7 million) in 2015 from RMB1,895.0 million in 2014, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB737.4 million (US$113.8 million) in 2015 resulting from increased marketing spending on our various online games, including our self-developed mobile games, PC-client games and games licensed from Blizzard, as well as media and outdoor branding promotion for our advertising services and email, e-commerce and other services.

•                                An increase in staff-related costs of our sales team of approximately RMB144.7 million (US$22.4 million) in 2015, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals, particularly for our online game promotion teams.

General and administrative expenses increased by 116.9% to RMB1,014.4 million (US$156.6 million) in 2015 from RMB467.7 million in 2014, primarily due to an increase in staff-related costs of approximately RMB470.4 million (US$72.6 million) in 2015 primarily driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB37.7 million (US$5.8 million) such as facility costs due to increased business expansion.

Research and development expenses increased by 63.1% to RMB2,158.9 million (US$333.3 million) in 2015 from RMB1,323.5 million in 2014, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB643.3 million (US$99.3 million) in 2015, mainly as a result of increased headcount for our online game services and email, e-commerce and other services and higher salaries, bonuses and other benefits paid to our research and development team during 2015, including share based compensation.

•                                    An increase in technology costs of approximately RMB115.0 million (US$17.8 million), mainly for game content design.

•                                    An increase in other miscellaneous cost of approximately RMB55.2 million (US$8.5 million) such as rental and utilities, mainly for development of our online game services as well as our email, e-commerce and other services.

Allowances for Doubtful Accounts

As of December 31, 2015, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB2,628.3 million (US$405.8 million). After providing for doubtful accounts in the amount of RMB14.2 million (US$2.2 million), the net balance of accounts receivable was RMB2,614.1 million (US$403.6 million) as of December 31, 2015. The allowances for doubtful accounts represented the provisions of RMB14.2 million (US$2.2 million) as of December 31 2015, as compared to the provision of RMB11.2 million as of December 31, 2014.

We periodically review our provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

No significant allowance for bad and doubtful accounts was provided in 2015. As of December 31, 2015, we had one distribution channel with a receivable balance exceeding 10% of our total accounts receivable balance.

Other Income (Expenses)

Other income in 2015 mainly consisted of interest income, investment income related to short-term investments, foreign exchange gain and government incentives, offset in part by the net investment loss in associated companies and the investment impairment loss related to certain equity investments.

Interest income decreased to RMB596.9 million (US$92.2 million) in 2015 from RMB601.5 million in 2014, primarily due to a decrease in interest rates, offset in part by an increase in our total cash and cash equivalents and time deposit balance, which increased by 2.8% to RMB21.8 billion (US$3.4 billion) as of December 31, 2015 from RMB21.2 billion as of December 31, 2014. We incurred interest expense of RMB19.0 million (US$2.9 million) in 2015 related to our short-term borrowings.

Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB143.1 million (US$22.1 million) in 2015, compared to RMB64.2 million in 2014. As of December 31, 2015, our short-term investments totaled approximately RMB5,013.5 million (US$774.0 million), compared to RMB2,058.6 million as of December 31, 2014.

We also reported a net foreign exchange gain of RMB133.8 million (US$20.7 million) in 2015, compared to a net foreign exchange loss of RMB18.0 million in 2014, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

In 2015, we received and recognized unconditional government incentives of approximately RMB45.1 million (US$7.0 million), compared to RMB82.5 million in 2014.

In 2015, we recognized a net investment loss in associated companies of RMB76.1 million (US$11.8 million), compared to the equity share of loss of RMB33.6 million in 2014. We also recognized an investment impairment provision of RMB12.0 million (US$1.9 million) related to certain equity investments in 2015, compared to RMB24.0 million related to equity investments in 2014.

Income Tax

Income tax increased to RMB1,273.4 million (US$196.6 million) in 2015 from RMB662.7 million in 2014. Our effective tax rate in 2015 was 15.7% compared with 12.1% in 2014. The change in the effective tax rate was mainly due to the fact that certain subsidiaries of our company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2014. Those subsidiaries were subject to a tax rate of 15% in 2015.

Net Income

As a result of the foregoing, net income attributable to our shareholders increased by 41.6% to RMB6,735.1 million (US$1,039.7 million) in 2015 from RMB4,756.6 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Total net revenues increased by 27.4% to RMB11,712.8 million in 2014 from RMB9,196.2 million in 2013. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 79.1%, 11.5% and 9.4%, respectively, of our total net revenues in 2014. This compares with 85.5%, 10.8% and 3.7%, respectively, in 2013. Revenue generated from game licensing represented 12.9% and 9.8% of our total net revenues in 2014 and 2013, respectively.

Online Games Services

Net revenues from online games services increased by 17.8% to RMB9,266.2 million in 2014 from RMB7,864.5 million in 2013. The increase was principally attributable to increased revenues from our self-developed games such as Fantasy Westward Journey II, New Westward Journey Online II and various mobile games, as well as Hearthstone: Heroes of Warcraft, a game licensed from Blizzard, which was commercially launched in China in January 2014.

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

Advertising Services

Net revenues from advertising services increased by 36.2% to RMB1,344.8 million in 2014 from RMB987.5 million in 2013. The increase in advertising services revenue in 2014 was driven by increased market demand, mainly from the automobile, communication services and foods and beverages sectors, and greater monetization of our mobile news application, as well as the impact of our partnership with the national football teams of Brazil and Spain to broadcast the 2014 FIFA World Cup.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.6 million in 2014 from RMB1.3 million in 2013. The number of traditional advertisers using the NetEase websites increased to 784 in 2014 from 662 in 2013, with revenues from our top ten advertisers comprising 28.7% of our total advertising services revenues in 2014 as compared to 27.2% in 2013.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 220.1% to RMB1,101.8 million in 2014 from RMB344.2 million in 2013. The increase mainly resulted from increased revenue from our e-commerce services related to third-party lottery and insurance products.

Cost of Revenues

Our cost of revenues increased by 31.6% to RMB3,261.5 million in 2014 from RMB2,478.5 million in 2013. The year-over-year increase was mainly due to an increase in technology costs, staff-related costs and costs of revenue sharing with distributors, developers and other third parties. In 2014, costs relating to online games services, advertising services and e-mail, e-commerce and others represented 64.7%, 15.9% and 19.4% of total cost of revenues, respectively, as compared with 66.6%, 18.6% and 14.8% of the cost of revenues, respectively, in 2013.

Online Games Services

Cost of revenues from our online games services increased by 28.0% to RMB2,111.7 million in 2014 from RMB1,649.8 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                Technology costs increased by RMB227.7 million to RMB961.8 million in 2014 from RMB734.1 million in 2013, mainly due to an increase in royalty fee payments of RMB172.8 million in line with the increase of revenue from Blizzard’s Hearthstone: Heroes of Warcraft, and an RMB52.6 million increase in outsourcing content design costs for self-developed games.

•                               Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB174.9 million to RMB188.8 million in 2014 from RMB13.9 million in 2013 primarily due to the launch of our self-developed and licensed mobile games in 2014.

•                                Staff-related costs increased by RMB79.7 million to RMB774.3 million in 2014 from RMB694.6 million in 2013, mainly as a result of an increase in the level of salaries and bonuses and an increase in the number of employees. The number of full time employees in our online games business increased to 5,673 as of December 31, 2014 from 4,132 as of December 31, 2013, including 645 employees in the customer service function to support the operation of World of Warcraft.

Advertising Services

Cost of revenues from our advertising services increased by 12.4% to RMB518.7 million in 2014 from RMB461.3 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                Information costs increased by RMB29.1 million to RMB93.0 million in 2014 from RMB63.9 million in 2013, mainly due to the content costs incurred for our partnership in relation to the 2014 FIFA World Cup.

•                                Staff-related costs increased by RMB16.7 million to RMB266.1 million in 2014 from RMB249.4 million in 2013, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

•                                Technology service cost such as bandwidth and server custody fees increased by RMB6.6 million to RMB41.7 million in 2014 from RMB35.1 million in 2013, mainly as a result of an increase in bandwidth usage by our advertising business in 2014.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and other services increased by 71.8% to RMB631.2 million in 2014 from RMB367.4 million in 2013. The increase in cost of revenues in 2014 was primarily due to a combination of the following factors:

•                                  Product costs paid to third-party service providers increased by RMB111.9 million to RMB169.9 million in 2014 from RMB58.0 million in 2013, which was in line with the growth of our e-commerce and e-mail services.

•                                  Staff-related cost increased by RMB94.3 million to RMB219.2 million in 2014 from RMB124.9 million in 2013, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees.

•                                  Technology service cost such as bandwidth and server custody fees increased by RMB30.0 million to RMB121.5 million in 2014 from RMB91.5 million in 2013, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce and other value added services in 2014.

•                                  Information cost increased by RMB20.2 million to RMB40.2 million in 2014 from RMB20.0 million in 2013 primarily due to the amortization of license fees related to Cloud Music.

Gross Profit

Our gross profit increased by 25.8% to RMB8,451.3 million in 2014 from RMB6,717.7 million in 2013.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2013 and 2014 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000
Gross profit (loss):
Online game services	6,214,661	7,154,457	1,153,090
Advertising services	526,181	826,138	133,149
E-mail, e-commerce and others	(23,183)	470,695	75,862
Total gross profit	6,717,659	8,451,290	1,362,101

Gross profit (loss) margin:
Online game services	79.0%	77.2%	77.2%
Advertising services	53.3%	61.4%	61.4%
E-mail, e-commerce and others	(6.7)%	42.7%	42.7%
Total gross profit margin	73.0%	72.2%	72.2%

The slight decrease of gross profit margin for online game services was mainly due to the increased revenues contribution from mobile games and licensed games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online game revenues. The increase in gross profit margin for advertising services was mainly due to the enhanced economies of scale driven by revenue growth in our Internet media business. The increase in gross profit margin for e-mail, e-commerce and others business was mainly due to increased revenue from NetEase’s e-commerce business, which has a relatively higher gross profit margin as the revenue from such services is recognized on a net basis after deducting the related costs of such services.

Operating Expenses

Total operating expenses increased by 55.9% to RMB3,686.2 million in 2014 from RMB2,365.1 million in 2013 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 73.3% to RMB1,895.0 million in 2014 from RMB1,093.6 million in 2013, primarily due to a combination of the following factors:

•                                An increase in marketing costs of approximately RMB657.6 million in 2014 resulting from increased marketing spending on media and outdoor branding promotion for our e-commerce and advertising services business, mainly in relation to the 2014 FIFA World Cup, and increased advertising and marketing promotional activities related to various online games, including Fantasy Westward Journey II, New Westward Journey Online II, Blizzard’s World of Warcraft and Hearthstone: Heroes of Warcraft, and our mobile games, such as Battle to the West.

•                                An increase in staff-related costs of our sales team of approximately RMB111.0 million in 2014, primarily driven by higher compensation levels and performance-related bonus accruals for our online game and advertising promotion teams.

•                                An increase in other miscellaneous costs of approximately RMB23.4 million in 2014 primarily driven by increased business expansion costs related to our advertising and online game business.

General and administrative expenses increased by 33.7% to RMB467.7 million in 2014 from RMB349.8 million in 2013, primarily due to an increase in staff-related costs of approximately RMB74.5 million in 2014 primarily driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB29.1 million such as facility costs due to increased business expansion.

Research and development expenses increased by 43.6% to RMB1,323.5 million in 2014 from RMB921.6 million in 2013, primarily due to a combination of the following factors:

•                                  An increase in staff-related costs of approximately RMB321.1 million in 2014, mainly as a result of increased headcount of program developers in our game studio and research and development center in Hangzhou and higher salaries and other benefits paid to our research and development team during 2014, including share based compensation.

•                                    An increase in technology costs mainly for game content design of approximately RMB48.6 million.

•                                    An increase in other miscellaneous cost of approximately RMB23.4 million such as rental and utilities, mainly for development of our online game business.

Allowances for Doubtful Accounts

As of December 31, 2014, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB884.3 million. After providing for doubtful accounts in the amount of RMB11.2 million, the net balance of accounts receivable was RMB873.1 million as of December 31, 2014. The allowances for doubtful accounts represented the provisions of RMB11.2 million as of December 31 2014, as compared to the provision of RMB8.3 million as of December 31, 2013.

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

Other Income (Expenses)

Other income in 2014 mainly consisted of interest income, investment income related to short-term investments and government incentives, offset in part by investment impairment loss related to one of our equity investments and foreign exchange loss. Interest income increased to RMB601.5 million in 2014 from RMB506.2 million in 2013, primarily due to an increase in our total cash and cash equivalents and time deposit balance which increased by 14.0% to RMB21.2 billion as of December 31, 2014 from RMB18.6 billion as of December 31, 2013. We incurred interest expense of RMB19.6 million in 2014 related to our short-term borrowings. Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB64.2 million in 2014, compared to RMB37.3 million in 2013. As of December 31, 2014, our short-term investments totaled approximately RMB2,058.6 million, compared to RMB901.2 million as of December 31, 2013. In 2014, we recognized an impairment provision of RMB24.0 million related to one of our equity investments, compared to nil in 2013. In 2014, we received and recognized unconditional government incentives of RMB82.5million, compared to RMB103.3 million in 2013. We also reported a net foreign exchange loss of RMB18.0 million in 2014, compared to a net foreign exchange loss of RMB15.3 million in 2013, which is primarily due to the translation loss arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB662.7 million in 2014 from RMB530.6 million in 2013. Our effective tax rate in 2014 was 12.1% compared with 10.7% in 2013. The change in the effective tax rate was mainly due to a one-off tax benefit of RMB304.6 million that we recorded in 2013 due to the fact that certain of our subsidiaries were approved in 2013 as Key Software Enterprises with respect to fiscal years 2011 and 2012.

Net Income

As a result of the foregoing, net income attributable to our shareholders increased by 7.0% to RMB4,756.6 million in 2014 from RMB4,443.9 million in 2013.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2015, we had RMB6,071.5 million (US$937.3 million) in cash and cash equivalents, RMB15,703.3 million (US$2,424.2 million) in time deposits and RMB5,013.5 million (US$774.0 million) in short-term investments. We had short-term borrowings of RMB2,272.8 million (US$350.9 million) as of December 31, 2015.

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB8,076.9 million (US$1,246.9 million), RMB5,873.0 million and RMB5,235.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

For the year ended December 31, 2015, cash provided by operating activities consisted primarily of (i) our net income of RMB6,836.9 million (US$1,055.4 million), (ii) an increase in deferred revenue of RMB2,684.0 million (US$414.3 million) (iii) an increase in accounts payable and other liabilities of RMB1,376.4 million (US$212.5 million), such as content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iv) share-based compensation cost of RMB684.5 million (US$105.7 million), (v) an increase in tax payable of RMB401.9 million (US$62.0 million) and (vi) depreciation and amortization charges of RMB182.5 million (US$28.2 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB2,993.6 million (US$462.1 million), (B) an increase in inventories of RMB789.5 million (US$121.9 million), (C) deferred income taxes of RMB147.3 million (US$22.7 million), (D) fair value changes in short-term investments of RMB140.1 million (US$21.6 million) and (E) unrealized exchange gains of RMB116.8 million (US$18.0 million).

For the year ended December 31, 2014, cash provided by operating activities consisted primarily of (i) our net income of RMB4,795.7 million, (ii) an increase in accounts payable and other liabilities of RMB658.4 million, such as content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iii) an increase in deferred revenue of RMB486.7 million, (iv) share-based compensation cost of RMB349.3 million, (v) an increase in tax payable of RMB259.8 million and (vi) depreciation and amortization charges of RMB174.5 million, partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB766.8 million, (B) deferred income taxes of RMB117.3 million and (C) fair value changes in short-term investments of RMB64.2 million.

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

Investing Activities

Cash used in investing activities was RMB2,536.5 million (US$391.6 million), 4,520.2 million, RMB5,453.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

For the year ended December 31, 2015, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB19,017.8 million (US$2,935.8 million), (ii) purchase of short-term investments of RMB5,687.0 million (US$877.9 million), (iii) acquisitions of other long-term investments of RMB1,178.9 million (US$182.0 million), (iv) purchase of property, equipment, software and land use rights of RMB1,030.7 million (US$159.1 million), (v) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB763.5 million (US$117.9 million), (vi) net change in short-term investments with terms of three months or less of RMB231.3 million (US$35.7 million), (vii) investment in associated companies of RMB187.5 million (US$29.0 million) and (viii) change in other assets of RMB127.0 million (US$19.6 million), partially offset by (A) proceeds from maturity of time deposits of RMB22,582.5 million (US$3,486.1 million) and (B) proceeds from maturity of short-term investments of RMB3,103.5 million (US$479.1 million).

For the year ended December 31, 2014, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB21,955.0 million, (ii) purchase of short-term investments of RMB2,358.1 million, (iii) purchase of property, equipment and software of RMB537.4 million and (iv) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB492.1 million, partially offset by (A) proceeds from maturity of time deposits of RMB19,905.0 million, (B) proceeds from maturity of short-term investments of RMB1,017.6 million and (C) net change in short-term investments with terms of three months or less of RMB247.4 million.

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

Financing Activities

Cash used in financing activities was RMB1,632.7 million (US$252.1 million) for the year ended December 31, 2015 and cash used in and provided by financing activities was RMB778.4 million and RMB86.8 million for the years ended December 31, 2014 and 2013, respectively.

For the year ended December 31, 2015, cash used in financing activities resulted from payment of short-term bank loan of RMB5,741.6 million (US$886.4 million), dividends paid in the amount of RMB1,468.0 million (US$226.6 million), repurchase of mezzanine classified noncontrolling interests of RMB134.7 million (US$20.8 million) and repurchase of shares of RMB132.2 million (US$20.4 million), partially offset by proceeds from bank loan of RMB5,828.8 million (US$899.8 million).

For the year ended December 31, 2014, cash used in financing activities resulted from dividends paid in the amount of RMB1,983.0 million and payment of short-term bank loan of RMB975.5 million, partially offset by proceeds from bank loan of RMB2,046.7 million and capital contribution from mezzanine classified noncontrolling interests of RMB130.4 million.

For the year ended December 31, 2013, cash provided by financing activities resulted from proceeds from the short-term loan of RMB1,005.7 million, partially offset by a dividend paid in the amount of RMB815.4 million and open market purchases of our ADSs in the amount of RMB106.8 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2015, these subsidiaries and variable interest entities had RMB21.0 billion (US$3.2 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. As of December 31, 2015, we had accrued an aggregate of RMB180.7 million (US$27.9 million) for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries offshore to our company for the payment of quarterly dividends and for general corporate purposes. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2015 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB4.5 billion, or 15% of our total consolidated net assets, as of December 31, 2015. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

Our capital requirements relate primarily to financing:

•                                our working capital requirements, such as bandwidth and server custody fees, inventory purchase costs, staff costs, sales and marketing expenses and research and development costs, and

•                               costs associated with the expansion of our business, such as the purchase of servers, office renovations and construction of new office buildings and warehouses in Beijing, Guangzhou, Hangzhou, Zhoushan and Ningbo.

C.                                    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and e-commerce services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2015, 2014 and 2013, we spent RMB2,158.9 million (US$333.3 million), RMB1,323.5 million and RMB921.6 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of the construction of new office buildings and warehouse facilities in Hangzhou, Guangzhou, Zhoushan and Ningbo, office rental and capital expenditures related to computer equipment and server custody fees. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II: Wings of Liberty, Heroes of the Storm, Hearthstone: Heroes of Warcraft and Diablo III from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2015:

	Rental commitments	Server custody fee commitments	Long-term payables	Capital commitments	Office machine and other commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2016	105,095	27,672	—	719,424	65,960	918,151
2017	90,505	6,071	84,974	456,236	15,340	653,126
2018	60,411	3,600	—	16,612	10,010	90,633
2019	7,887	—	—	—	4,700	12,587
Beyond 2019	12,047	—	—	—	4,528	16,575
	275,945	37,343	84,974	1,192,272	100,538	1,691,072

Under certain license agreements entered into in 2008, 2009, 2012, 2013 and 2014 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II: Wings of Liberty, World of Warcraft, Heroes of the Storm, Hearthstone: Heroes of Warcraft and Diablo III in the PRC, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB5.6 billion (US$0.9 billion).

As of December 31, 2015, our outstanding commitments under the license agreements with respect to StarCraft II: Wings of Liberty, World of Warcraft, Hearthstone: Heroes of Warcraft, Heroes of the Storm and Diablo III totaled RMB0.9 billion (US$0.1 billion) which can be summarized as follows:

RMB (in millions)
2016	780
2017	123
Total	903

Furthermore, under a license agreement entered into in May 2015, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate OverWatch in the PRC for a period of three years commencing from the game’s commercial release. We expect to incur a commitment totaling approximately RMB666.8 million (US$102.9 million), including royalty fees to Blizzard and minimum marketing expenditures for the game. As of December 31, 2015, OverWatch has not been commercially launched in China.

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the license agreements with Blizzard in the aggregate amount of up to approximately RMB203.5 million (US$31.4 million) over the remaining term of each license as of December 31, 2015. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

With respect to the above commitments related to Blizzard licensed games, we have guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, our company and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

Please refer to Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” for further details.

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings. All of our short-term bank borrowings as of December 31, 2015 were at fixed rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2015, a 10% change in the interest rate would result in an increase or decrease of RMB59.7 million (US$9.2 million) of our total amount of net interest income or of RMB14.3 million (US$2.2 million) of our total amount of investment income from short-term investments in 2015.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange gain of RMB133.8 million (US$20.7 million) in 2015, compared to a net foreign exchange loss of RMB18.0 million in 2014. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2015, we had U.S. dollar-denominated debt outstanding of US$350.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments on this debt in Renminbi terms would have increased/decreased by RMB2.2 million (US$0.3 million).

As of December 31, 2015, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$841.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2015 would have increased/decreased by RMB544.8 million in Renminbi terms.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public entities that follow U.S. GAAP, the deferral results in the new revenue standard being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The FASB decided to allow earlier adoption of the new revenue standard. However, entities reporting under U.S. GAAP are not permitted to adopt the standard earlier than the original effective date for public entities (that is, no earlier than 2017 for calendar year-end entities). We are currently evaluating the impact of this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of FASB Statement No. 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory,” to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. We are currently assessing the impact of ASU 2015-10 on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon the adoption of this update.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. This update will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases,” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842, “Leases”, to replace the previous Topic 840, “Leases.” ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. We are currently assessing the impact of ASU 2016-02 on our consolidated financial statements.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2016 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	44	Director and Chief Executive Officer
Onward Choi	45	Acting Chief Financial Officer
Alice Cheng (1)	54	Director
Denny Lee	48	Director
Joseph Tong (1)	53	Director
Lun Feng	56	Director
Michael Leung (1)	62	Director
Michael Tong	44	Director

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

Denny Lee has served as a director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc. and Concord Medical Services Holdings Limited, which are listed on the New York Stock Exchange, and an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Lee served as the chairman of the audit committee and an independent non-executive director on the board of Qunar Cayman Islands Limited, which is listed on the Nasdaq Global Market, from June 2012 to January 2016.

Joseph Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong currently serves as the chairman of the audit committee and an independent director on the board of Crosby Capital Limited, which is listed on the Hong Kong Stock Exchange. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, and has served as a director since March 2003.

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

B.                                    Compensation

Director Compensation

In 2015, we paid an aggregate amount of RMB1.5 million (US$0.2 million) in compensation for the services of our independent non-executive directors. On February 13, 2015, we also granted restricted share unit awards under our RSU Plan (described below) to each of our independent non-executive directors which vested on March 1, 2016. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2015, we paid our executive officers aggregate cash compensation of RMB7.0 million (US$1.1 million).

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

Other Option Plans

Certain of our subsidiaries have adopted their own option plans, which allow the relevant subsidiaries to grant options to certain of our employees. The options expire in five or six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 4, 2015.

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

The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive compensation plans and equity based plans, administers our incentive compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders’ approval has not been obtained.

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

D.                                    Employees

As of December 31, 2013, 2014 and 2015, we had 7,688, 10,004 and 12,919 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2015:

Online game	4,828
Customer service	1,801
Advertising services	2,220
Product development	1,150
E-mail	396
Marketing	707
Others	1,817
12,919

In addition, as of December 31, 2015, we had approximately 1,100 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                  Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2015 (unless otherwise indicated) by:

•                      all persons who are beneficial owners of five percent or more of our ordinary shares,

•                      each of our directors,

•                      our Chief Executive Officer and Acting Chief Financial Officer, and

•                      all current directors and executive officers as a group.

As of December 31, 2015, 3,286,932,181 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding (1) c/o NetEase, Inc., Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.	1,456,000,000	44.3%
Orbis Investment Management Limited (2)	255,747,600	7.8%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors (3)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons) (4)	1,457,714,075	44.3%

*                          less than 1%

(1)                  Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director, and its holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                  Based solely upon information contained in the Schedule 13G/A filed by Orbis Investment Management Limited with the SEC on February 16, 2016. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of December 31, 2015. The address of the principal business office of the Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

(3)                  The address of our current executive officers and directors is c/o Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.

(4)                  Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. Such amount includes ordinary shares and ordinary shares issuable upon vesting of RSUs held by our directors and executive officers as a group.

As of December 31, 2015, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2015, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,881,287,440 ordinary shares as of that date.

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

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, NetEase Advertising and Hangzhou Leihuo and the shareholders of these entities under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, NetEase Advertising and Hangzhou Leihuo, and they in turn provide certain of our online and mobile games and operate the NetEase websites, our online advertising business and e-mail and certain of our e-commerce and other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, NetEase Advertising and Hangzhou Leihuo will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

Agreements relating to Guangzhou NetEase

In May 2014, NetEase Beijing caused the 10.0% equity interest in Guangzhou NetEase held by Bo Ding to be transferred to William Lei Ding, our Chief Executive Officer, director and major shareholder, and Xiaojun Hui, our vice president of game development. As a result of this transfer, William Lei Ding and Xiaojun Hui own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively. Concurrently, Bo Ding transferred the 20.0% equity interest in NetEase Advertising held by him to William Lei Ding such that Guangzhou NetEase and Mr. Ding owned 80.0% and 20.0% of NetEase Advertising, respectively, until the subsequent equity transfer described below under “—Agreements relating to NetEase Advertising.” Bo Ding requested that NetEase Beijing cause these transfers for personal reasons, and such transfers are not the result of any disagreement with our company or any of our affiliates on any matters.

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

•                                  Cooperative Agreements. Guangzhou NetEase has entered into cooperative agreements with each of NetEase Beijing, Boguan, and NetEase Hangzhou pursuant to which such subsidiaries have agreed to provide the following services:

•                                    research and development of computer software (including but not limited to online games software) and technical support and maintenance for the operation of computer software;

•                                    technical service for Internet media, including but not limited to server maintenance and development, update and upgrade of relevant application software; and

•                                    research and development of electronic publishing technology and relevant technical assistance and support.

Guangzhou NetEase has agreed to pay a monthly service fee to each such subsidiary in accordance with a formula based on their respective expenses incurred. The cooperative agreements with each of NetEase Beijing, Boguan and NetEase Hangzhou were effective from September 1, November 1, and December 1, 2012, respectively, and each will continue to be effective unless any one of the two respective parties terminates such agreement by written notice.

•                                Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•                                Online Advertising Agreement between Guangzhou NetEase and NetEase Advertising. Guangzhou NetEase sells all of the banner space on the NetEase websites to NetEase Advertising and publishes the advertisements provided by NetEase Advertising on the banner space purchased by NetEase Advertising. NetEase Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

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

•                               Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third-party without Guangzhou NetEase’s consent and may not provide technical service to any third-party.

•                                  Shareholder Voting Rights Trust Agreement among NetEase Beijing and the Individual Shareholders of Guangzhou NetEase. William Lei Ding and Xiaojun Hui (replacing Bo Ding upon the equity transfer described above) agreed to irrevocably appoint NetEase Beijing to represent him to exercise all voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement is 20 years from May 12, 2010. This agreement was amended and novated on May 1, 2014 in connection with the equity transfer to Mr. Hui described above and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li described below.

•                                Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•                                Letter of Agreement. Each of William Lei Ding and Xiaojun Hui (replacing Bo Ding upon the equity transfer described above) have agreed that any amendments to be made to the Shareholder Voting Rights Trust Agreement, the Equity Pledge Agreement (described below) and the Loan Agreement (described below), as well as all other agreements to which our company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding and Hui have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of our company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from May 12, 2010, and this agreement was amended and novated on May 1, 2014 in connection with the equity transfer to Mr. Hui described above and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li described below.

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

Agreements relating to NetEase Advertising

In November 2015, Guangzhou NetEase transferred the 80.0% equity interest in NetEase Advertising held by it to William Lei Ding, our Chief Executive Officer, director and major shareholder, and Li Li, the chief executive officer of our Internet media business.  As a result of this transfer, William Lei Ding and Li Li own 99.0% and 1.0% of the equity interest in NetEase Advertising, respectively. Concurrently with such transfer, Media Beijing entered into the following agreements with NetEase Advertising and each of Mr. Ding and Ms. Li as the ultimate shareholders of NetEase Advertising. We and Guangzhou NetEase caused the equity transfer and entry into the following agreements in order to ensure that NetEase Advertising is subject to appropriate agreements that provide us with continued operational and legal control of NetEase Advertising.

•                            Loan Agreements and Equity Pledge Agreements between Media Beijing and each of the ultimate shareholders of NetEase Advertising. Each of Mr. Ding and Ms. Li has entered into a Loan Agreement and an Equity Pledge Agreement with Media Beijing, each dated November 30, 2015. Under the Loan Agreements, Media Beijing provided each of Mr. Ding and Ms. Li with an interest-free loan in the principal amount of approximately RMB7.7 million (US$1.2 million) and RMB98,000 (US$15,100), which funds were used by each of Mr. Ding and Ms. Li to pay the consideration to acquire their 79.0% and 1.0% of the equity interests in NetEase Advertising, respectively. Each loan can be repaid by transferring the ultimate shareholder’s equity interest in NetEase Advertising to Media Beijing or its designee or through such other method as Media Beijing shall determine. The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10 year terms unless otherwise decided by Media Beijing. Under the Equity Pledge Agreements, each of Mr. Ding and Ms. Li pledges his/her equity interest in NetEase Advertising to Media Beijing to secure his/her respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. Each of Mr. Ding and Ms. Li agrees he/she shall not transfer, assign or pledge his/her equity interest in NetEase Advertising without the prior written consent of Media Beijing. The Equity Pledge Agreements will remain binding until the pledgor discharges all his/her obligations under the above-mentioned agreements.

•                            Exclusive Purchase Option Agreements among Media Beijing, NetEase Advertising and each of the ultimate shareholders of NetEase Advertising. Under the Exclusive Purchase Option Agreements, each dated November 30, 2015, each of Mr. Ding and Ms. Li has granted Media Beijing an option to purchase all or a portion of his/her equity interest in NetEase Advertising at a price equal to the original paid-in capital paid by the ultimate shareholder.  In addition, NetEase Advertising has granted Media Beijing an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by NetEase Advertising or its subsidiaries at a price equal to the net book value of such assets. Each of NetEase Advertising and the ultimate shareholders of NetEase Advertising agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of NetEase Advertising without the prior written consent of Media Beijing. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of NetEase Advertising have been acquired by Media Beijing or its designee or until Media Beijing unilaterally terminates the agreement by written notice.

•                              Shareholder Voting Rights Trust Agreement between Media Beijing and each of the Individual Shareholders of NetEase Advertising. Each of Mr. Ding and Ms. Li agreed to irrevocably entrust a person designated by Media Beijing to represent him or her to exercise all the voting rights and other shareholders’ rights to which he/she is entitled as a shareholder of NetEase Advertising. Each agreement shall remain effective for as long as Mr. Ding or Ms. Li remains a shareholder of NetEase Advertising unless Media Beijing unilaterally terminates the agreement by written notice.

•                                Operating Agreement among Media Beijing, NetEase Advertising and the ultimate shareholders of NetEase Advertising. To ensure the successful performance of the various agreements between the parties, NetEase Advertising and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, NetEase Advertising will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of NetEase Advertising without the prior written consent of Media Beijing. Media Beijing has also agreed that it will provide performance guarantees and, at Media Beijing’s discretion, guarantee loans for working capital purposes to the extent required by NetEase Advertising for its operations. Furthermore, the ultimate shareholders of NetEase Advertising have agreed that, upon instruction from Media Beijing, they will appoint NetEase Advertising’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from November 30, 2015 and can be extended with the written consent of Media Beijing.

•                              Cooperative Agreement between Media Beijing and NetEase Advertising. Under this cooperative agreement, Media Beijing has agreed to provide the following services:

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

•                                    technical service for Internet media, including but not limited to server maintenance and development, update and upgrade of relevant application software; and

•                                    research and development of electronic publishing technology and relevant technical assistance and support.

NetEase Advertising has agreed to pay a monthly service fee to Media Beijing in accordance with a formula based on its expenses incurred. This agreement was effective from October 1, 2013 and will continue to be effective unless any one of the two parties terminates such agreement by written notice.

Agreements relating to Hangzhou Leihuo

In April 2009, we established a new affiliated variable interest entity, Hangzhou Leihuo, in China, and we entered into a series of agreements with that entity and its ultimate shareholders which are designed to give us operational control over it. Hangzhou Leihuo has a license to provide Internet content and has operated our mobile games since 2014. Two of our employees, Zhipeng Hu and Gang Chen, each owned 50.0% of the equity interest in Hangzhou Leihuo.  In December 2015, NetEase Hangzhou caused one of the shareholders, Mr. Chen, to transfer his equity in Hangzhou Leihuo to another employee of our company, Tianlei Hu.  As a result of this transfer, Zhipeng Hu and Tianlei Hu each own 50.0% of the equity interest in Hangzhou Leihuo. Mr. Chen requested that NetEase Hangzhou cause this transfer for personal reasons, and this transfer is not the result of any disagreement with our company or any of our affiliates on any matters. Concurrently with such transfer, NetEase Hangzhou entered into the following agreements with Hangzhou Leihuo and each of Zhipeng Hu and Tianlei Hu as the ultimate shareholders of Hangzhou Leihuo.

•                            Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Each of the ultimate shareholders of Hangzhou Leihuo has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated December 1, 2015. Under the Loan Agreements, NetEase Hangzhou provided each of the ultimate shareholders of Hangzhou Leihuo with an interest-free loan in the principal amount of RMB5.0 million (US$0.8 million), which funds were used by each of the ultimate shareholders of Hangzhou Leihuo to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo. Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine. The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10 year terms unless otherwise decided by NetEase Hangzhou. Under the Equity Pledge Agreements, each of the ultimate shareholders of Hangzhou Leihuo pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. Each of the ultimate shareholders of Hangzhou Leihuo agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.

•                            Exclusive Purchase Option Agreements among NetEase Hangzhou, Hangzhou Leihuo and each of the ultimate shareholders of Hangzhou Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in Hangzhou Leihuo at a price equal to the original paid-in capital paid by the ultimate shareholder.  In addition, Hangzhou Leihuo has granted NetEase Hangzhou an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Hangzhou Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Hangzhou Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.

•                              Shareholder Voting Rights Trust Agreement between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Under these agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Hangzhou Leihuo.  Each agreement shall remain effective for as long as such shareholder remains a shareholder of Hangzhou Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.

•                                Operating Agreement among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, Hangzhou Leihuo and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, Hangzhou Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by Hangzhou Leihuo for its operations. Furthermore, the ultimate shareholders of Hangzhou Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint Hangzhou Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it. We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2013, 2014 and 2015. Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

In October 2014, Mr. Ding and two of our directors, Mr. Denny Lee and Mr. Michael Tong, subscribed for, respectively, 2,673,796, 29,500 and 29,500 newly issued Series A preferred shares of Lede Inc. for cash consideration of approximately US$10.0 million, US$0.1 million and US$0.1 million, respectively. Lede Inc. granted customary shelf and piggy-back registration rights for these shares, which become exercisable 180 days after certain conditions are met. In November 2015, Lede Inc. repurchased all the Series A preferred shares from Mr. Ding, Mr. Lee and Mr. Tong at a price of US$3.74 per share for total cash consideration of approximately US$10.2 million.

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

A.8                             Dividend Policy

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2015. Under this policy, quarterly dividends are set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.39, US$0.44, US$0.56 and US$0.64 per ADS for the first, second, third and fourth quarters of 2015, respectively.

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

	Sales Price
	High	Low
Annual highs and lows
2011	$55.00	$35.74
2012	$63.81	$37.15
2013	$78.60	$42.41
2014	$105.82	$63.35
2015	$184.73	$94.83

Quarterly highs and lows
First Quarter 2014	$82.40	$63.35
Second Quarter 2014	$78.36	$64.45
Third Quarter 2014	$90.12	$75.74
Fourth Quarter 2014	$105.82	$82.41
First Quarter 2015	$116.53	$94.83
Second Quarter 2015	$151.27	$107.06
Third Quarter 2015	$151.05	$107.14
Fourth Quarter 2015	$184.73	$117.41
First Quarter 2016	$173.86	$133.13

Monthly highs and lows
October 2015	$144.53	$117.41
November 2015	$169.43	$142.60
December 2015	$184.73	$164.44
January 2016	$173.86	$152.40
February 2016	$160.08	$133.13
March 2016	$151.91	$135.92
April 2016 (through April 21, 2016)	$144.86	$135.94

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

The directors may determine remuneration to be paid to the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third-party.

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

Dividends. The holders of shares are entitled to such dividends as may be declared by our board of directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the shares. A special resolution is required for matters such as a change of name. Holders of the shares may by ordinary resolution, among other things, elect directors, appoint auditors, and increase our share capital. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law and the memorandum and articles of association, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution. Subject to the provisions of the Companies Law and the memorandum and articles of association, we may also repurchase any of our shares provided that the manner of such purchase has first been approved by ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

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

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015.  This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC.  Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party.

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

United States Federal Income Taxation

The following discussion is a summary of certain United States federal income tax considerations applicable to the ownership and disposition of shares or ADSs by a U.S. Holder (as defined below) who holds such shares or ADSs as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Code, United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions and the income tax treaty between the United States and the PRC, or the U.S.-PRC Tax Treaty, all as in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or to different interpretations. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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

This summary also does not discuss any aspect of state, local or non-U.S. tax law, or United States federal estate or gift tax law as applicable to U.S. Holders. Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local and non-U.S. tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, may be eligible for the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder is not able to claim the reduced rate for any year in which we are treated as a PFIC. See “Passive Foreign Investment Company Considerations,” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Since our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States. However, because our ordinary shares are not listed on an established securities market, we do not believe that dividends paid on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates.

In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will constitute foreign source income for United States foreign tax credit purposes. The U.S. foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

Taxation of Disposition of Shares or ADSs

Subject to the PFIC rules discussed below, you will generally recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of shares or ADSs, such gain may be treated as PRC source gain under the U.S.-PRC Tax Treaty, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

For this purpose, cash and investment securities are categorized as passive assets and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we are currently a PFIC for United States federal income tax purposes and do not expect to become a PFIC in the foreseeable future. However, the determination of whether we will be classified as a PFIC is made annually and may involve facts that are not within our control. In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the ADSs, which is likely to fluctuate. In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised. Thus, no assurance can be provided that our company would not be classified as a PFIC for the current or any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.

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

Alternatively, a U.S. Holder may be eligible to make a mark-to-market election with respect to its shares or ADSs if such shares or ADSs qualify as “marketable” under applicable U.S. federal income tax rules. A U.S. Holder that makes an effective mark-to-market election must include in ordinary income, rather than capital gain, for each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs, as applicable, at the close of the taxable year over the U.S. Holder’s adjusted basis in the shares or ADSs. Additional complex rules apply and the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.

Although the PFIC rules permit a holder of PFIC stock in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election, a U.S. Holder will not be able to elect to treat our company as a QEF because our company does not intend to prepare the information that the U.S. Investor would need to make a QEF election.

If we are a PFIC in any year with respect to a U.S. Holder, and any of our subsidiaries are also a PFIC, such U.S. Holder will be treated as owning a proportionate share (by value) of the shares of the lower-tier PFIC for purposes of these rules.  Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Enforcement of Civil Liabilities

We are an exempted company incorporated in the Cayman Islands because of the following benefits found there:

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

Maples and Calder, our counsel as to Cayman Islands law, and Jun He Lawyers, our counsel as to Chinese law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2015, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,760 for the year ended December 31, 2015.

PART II

Item  13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15.                Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2015.

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

Item  16C.             Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) for certain services rendered to our company during 2014 and 2015.

	For the year ended December 31,
	2014(1)	2015(1)
	RMB (in thousands)
Audit fees (2)	17,052	11,451
Tax fees (3)	1,114	707
All other fees (4)	192	192
Total	18,358	12,350

(1)         The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled approximately RMB1,010,000 and RMB700,000 in 2014 and 2015, respectively.

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

Item  16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 25, 2015, we announced a new share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$500.0 million worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program will expire on September 1, 2016. As of December 31, 2015, we had cumulatively purchased 185,141 ADSs in open market purchases under this program for a total consideration of approximately US$20.7 million.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
September 2 through September 30, 2015	185,141	$111.73	185,141	$479,314,093
Total	185,141		185,141

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
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.1

Shareholder Voting Rights Trust Agreement dated May 12, 2000 among William Lei Ding, Bo Ding and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.40 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.2

Amendment and Novation of Shareholder Voting Right Trust Agreement dated May 1, 2014 among William Lei Ding, Bo Ding, Xiaojun Hui, Beijing Guangyitong Advertising Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd (incorporated by reference to Exhibit 3.2 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.3

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.4

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen (incorporated by reference to Exhibit 3.4 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.5*	Shareholder Voting Rights Trust Agreement dated November 30, 2015 between Netease Media Technology (Beijing) Co., Ltd. and William Lei Ding.

3.6*	Shareholder Voting Rights Trust Agreement dated November 30, 2015 between Netease Media Technology (Beijing) Co., Ltd. and Li Li.

3.7*

Amended and Restated Shareholder Voting Rights Trust Agreement dated November 30, 2015 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., William Lei Ding and Xiaojun Hui.

3.8*	Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu.

3.9*	Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

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

4.25

Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.26

Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen (incorporated by reference to Exhibit 4.26 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.27

Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.27 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.28

Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.29

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Gang Chen and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.30

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.31

Operating Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu, Gang Chen and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.32

Cooperation Agreement dated January 1, 2010 between NetEase (Hangzhou) Network Co., Ltd. and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.33

Amendment and Novation of Operating Agreement dated May 1, 2014 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.34

Amendment and Novation of Letter of Agreement dated May 1, 2014 among NetEase Inc., William Lei Ding, Bo Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.35

Loan Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.36

Equity Pledge Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.37*	Loan Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding.

4.38*	Loan Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li.

4.39*	Equity Pledge Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding.

4.40*	Equity Pledge Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li.

4.41*	Exclusive Purchase Option Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. and William Lei Ding.

4.42*	Exclusive Purchase Option Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. and Li Li.

4.43*	Operating Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., William Lei Ding and Li Li.

4.44*	Amended and Restated Letter of Agreement dated November 30, 2015 among NetEase, Inc., William Lei Ding and Xiaojun Hui

4.45*	Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu.

4.46*	Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

4.47*	Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu.

4.48*	Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu.

4.49*	Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd. and Tianlei Hu.

4.50*	Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd. and Zhipeng Hu.

4.51*	Operating Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd., Tianlei Hu and Zhipeng Hu.

8.1*	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

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

*                                         Filed with this annual report on Form 20-F

**                                  Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 22, 2016

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2015. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. (“the Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 22, 2016

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	US$
			Note 2(n)
Assets
Current assets:
Cash and cash equivalents	2,021,453	6,071,487	937,276
Time deposits	18,496,574	14,593,291	2,252,816
Restricted cash	2,628,847	2,192,634	338,484
Accounts receivable, net	873,137	2,614,149	403,555
Inventories, net	28,251	817,765	126,241
Prepayments and other current assets	1,423,668	2,695,510	416,115
Short-term investments	2,058,552	5,013,499	773,951
Deferred tax assets	202,040	410,589	63,384
Total current assets	27,732,522	34,408,924	5,311,822

Non-current assets:
Property, equipment and software, net	1,281,225	2,092,046	322,956
Land use right, net	77,648	238,878	36,877
Deferred tax assets	21,160	24,685	3,811
Time deposits	673,000	1,110,000	171,354
Restricted cash	—	1,200,000	185,248
Long-term investments	377,478	1,764,652	272,415
Other long-term assets	191,638	318,245	49,129
Total non-current assets	2,622,149	6,748,506	1,041,790

Total assets	30,354,671	41,157,430	6,353,612

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB408,112 and RMB515,552 as of December 31, 2014 and 2015, respectively)	410,722	700,600	108,154
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB56,917 and RMB82,616 as of December 31, 2014 and 2015, respectively)	534,565	920,982	142,175
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB40,894 and RMB43,475 as of December 31, 2014 and 2015, respectively)	334,290	736,214	113,652
Short-term loans	2,049,865	2,272,760	350,854
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB871,722 and RMB4,439,238 as of December 31, 2014 and 2015, respectively)	1,967,780	4,651,750	718,106
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB765,895 and RMB1,093,939 as of December 31, 2014 and 2015, respectively)	1,357,228	2,218,330	342,451
Deferred tax liabilities	101,997	166,787	25,747
Total current liabilities	6,756,447	11,667,423	1,801,139
Long-term payable:
Deferred tax liabilities	—	81,434	12,571
Other long-term payable	106,430	84,974	13,118
Total liabilities	6,862,877	11,833,831	1,826,828

Commitments and contingencies (See Note 22)

Mezzanine classified noncontrolling interests	133,634	—	—

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,268,019 shares issued and outstanding as of December 31, 2014 and 3,286,932 shares issued and outstanding as of December 31, 2015	2,674	2,685	415
Additional paid-in capital	1,226,416	1,779,331	274,681
Statutory reserves	937,282	1,010,917	156,059
Other comprehensive income:	—	27,452	4,238
Retained earnings	21,223,973	26,419,698	4,078,498
NetEase, Inc’s shareholders’ equity	23,390,345	29,240,083	4,513,891
Noncontrolling interests	(32,185)	83,516	12,893
Total shareholders’ equity	23,358,160	29,323,599	4,526,784

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	30,354,671	41,157,430	6,353,612

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 2(n)
Net revenues:
Online game services	7,864,464	9,266,158	17,314,148	2,672,844
Advertising services	987,467	1,344,829	1,789,377	276,232
E-mail, e-commerce and others	344,244	1,101,847	3,699,370	571,084
Total net revenues	9,196,175	11,712,834	22,802,895	3,520,160
Cost of revenues	(2,478,516)	(3,261,544)	(9,399,260)	(1,450,996)
Gross profit	6,717,659	8,451,290	13,403,635	2,069,164

Operating expenses:
Selling and marketing expenses	(1,093,612)	(1,894,998)	(2,958,229)	(456,672)
General and administrative expenses	(349,832)	(467,669)	(1,014,395)	(156,596)
Research and development expenses	(921,618)	(1,323,498)	(2,158,888)	(333,275)
Total operating expenses	(2,365,062)	(3,686,165)	(6,131,512)	(946,543)

Operating profit	4,352,597	4,765,125	7,272,123	1,122,621
Other income/(expenses):
Investment income, net	37,255	27,373	62,341	9,624
Interest income	506,181	601,502	596,930	92,150
Exchange (losses)/gains	(15,348)	(17,998)	133,776	20,651
Other, net	95,136	82,438	45,138	6,968
Income before tax	4,975,821	5,458,440	8,110,308	1,252,014
Income tax	(530,603)	(662,735)	(1,273,408)	(196,579)

Net income	4,445,218	4,795,705	6,836,900	1,055,435
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(1,308)	(39,082)	(101,792)	(15,714)
Net income attributable to the NetEase, Inc.’s shareholders	4,443,910	4,756,623	6,735,108	1,039,721

Net income	4,445,218	4,795,705	6,836,900	1,055,435
Other comprehensive income
Unrealized gains on available-for-sale securities, net of tax	—	—	27,452	4,238
Total comprehensive income	4,445,218	4,795,705	6,864,352	1,059,673
Comprehensive income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(1,308)	(39,082)	(101,792)	(15,714)
Comprehensive income attributable to the NetEase, Inc.’s shareholders	4,443,910	4,756,623	6,762,560	1,043,959

Net income per share, basic	1.37	1.46	2.05	0.32
Net income per ADS, basic	34.21	36.43	51.27	7.91
Net income per share, diluted	1.36	1.45	2.04	0.31
Net income per ADS, diluted	34.12	36.29	50.94	7.86
Weighted average number of ordinary shares outstanding, basic	3,247,874	3,264,450	3,284,382	3,284,382
Weighted average number of ADS outstanding, basic	129,915	130,578	131,375	131,375
Weighted average number of ordinary shares outstanding, diluted	3,256,297	3,277,049	3,305,213	3,305,213
Weighted average number of ADS outstanding, diluted	130,252	131,082	132,209	132,209

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

			Additional				Other			Total
	Ordinary shares		paid-	Treasury stock		Statutory	Comprehensive	Retained	Noncontrolling	shareholders’
	Share	Amount	in capital	Share	Amount	reserves	income	earnings	Interests	equity
		RMB	RMB		RMB	RMB		RMB	RMB	RMB
Balance as of December 31, 2012	3,287,546	2,696	1,156,681	(41,504)	(422,489)	634,108	—	14,309,609	(79,119)	15,601,486
Ordinary shares issued upon exercise of employee stock options	240	—	2,474	—	—	—	—	—	—	2,474
Ordinary shares issued upon settlement of restricted share units	13,083	8	(8)	—	—	—	—	—	—	—
Share-based compensation	—	—	217,431	—	—	—	—	—	—	217,431
Appropriation to statutory reserves	—	—	—	—	—	244,358	—	(244,358)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	4,443,910	1,308	4,445,218
Repurchase of shares	—	—	—	(9,081)	(99,262)	—	—	—	—	(99,262)
Cancellation of treasury stock	(50,585)	(41)	(521,710)	50,585	521,751	—	—	—	—	—
Capital injection in a subsidiary by noncontrolling interests shareholders	—	—	10	—	—	—	—	—	906	916
Balance as of December 31, 2013	3,250,284	2,663	854,878	—	—	878,466	—	18,509,161	(76,905)	20,168,263
Ordinary shares issued upon exercise of employee stock options	285	—	2,917	—	—	—	—	—	—	2,917
Ordinary shares issued upon settlement of restricted share units	17,450	11	(11)	—	—	—	—	—	—	—
Share-based compensation	—	—	368,632	—	—	—	—	—	—	368,632
Appropriation to statutory reserves	—	—	—	—	—	58,816	—	(58,816)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	4,756,623	35,813	4,792,436
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	—	—	—	—	—	15	8,907	8,922
Dividends to shareholders	—	—	—	—	—	—	—	(1,983,010)	—	(1,983,010)
Balance as of December 31, 2014	3,268,019	2,674	1,226,416	—	—	937,282	—	21,223,973	(32,185)	23,358,160
Ordinary shares issued upon settlement of restricted share units	23,541	14	(14)	—	—	—	—	—	—	—
Share-based compensation	—	—	687,332	—	—	—	—	—	—	687,332
Appropriation to statutory reserves	—	—	—	—	—	73,635	—	(73,635)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	6,737,321	100,689	6,838,010
Repurchase of shares	—	—	—	(4,628)	(132,192)	—	—	—	—	(132,192)
Cancellation of treasury stock	(4,628)	(3)	(132,189)	4,628	132,192	—	—	—	—	—
Unrealized gains on available-for-sale securities, net of tax	—	—	—	—	—	—	27,452	—	—	27,452
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	(1)	—	—	—	—	4	15,012	15,015
Dividends to shareholders	—	—	—	—	—	—	—	(1,467,965)	—	(1,467,965)
Exchanges losses on repurchase of mezzanine classified noncontrolling interests	—	—	(2,213)	—	—	—	—	—	—	(2,213)
Balance as of December 31, 2015	3,286,932	2,685	1,779,331	—	—	1,010,917	27,452	26,419,698	83,516	29,323,599

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				Note 2(n)
Cash flows from operating activities:
Net income	4,445,218	4,795,705	6,836,900	1,055,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158,363	174,462	182,450	28,165
Investment impairment	—	24,040	12,037	1,858
Share-based compensation cost	306,308	349,277	684,467	105,664
(Reversal of) /allowance for provision for doubtful accounts	(2,007)	3,765	4,041	624
(Gain)/loss on disposal of property, equipment and software	(509)	1,507	5,903	911
Unrealized exchange losses/(gains)	12,266	18,764	(116,772)	(18,026)
Deferred income taxes	142,283	(117,342)	(147,285)	(22,737)
Net equity share of losses from associated companies	5,321	48,955	76,134	11,753
Fair value changes of short-term investments	12,355	(64,249)	(140,104)	(21,628)
Changes in operating assets and liabilities:
Accounts receivable	(131,030)	(474,381)	(1,744,059)	(269,236)
Inventories	1,918	(8,213)	(789,514)	(121,880)
Prepayments and other current assets	(23,851)	(284,203)	(1,249,573)	(192,901)
Accounts payable	70,959	190,453	243,140	37,534
Salary and welfare payables	87,269	157,448	386,417	59,653
Taxes payable	(315,001)	259,828	401,924	62,046
Deferred revenue	321,018	486,744	2,683,970	414,334
Accrued liabilities and other payables	145,010	310,463	746,844	115,294
Net cash provided by operating activities	5,235,890	5,873,023	8,076,920	1,246,863

Cash flows from investing activities:
Purchase of property, equipment and software	(218,936)	(537,376)	(866,314)	(133,736)
Proceeds from sale of property, equipment and software	4,516	1,463	1,292	199
Purchase of other intangible assets	(900)	(14,011)	(347)	(54)
Purchase of land use right	—	(66,957)	(163,998)	(25,317)
Net change of short-term investments with terms of three months or less	(480,000)	247,406	(231,306)	(35,707)
Purchase of short-term investments	(400,000)	(2,358,122)	(5,687,000)	(877,922)
Proceeds from maturities of short-term investments	1,040,000	1,017,596	3,103,463	479,092
Investment in an associated company	(200,000)	(20,000)	(187,532)	(28,950)
Acquisitions of other long-term investments	(30,558)	(155,553)	(1,178,929)	(181,995)
Transfer to restricted cash	(1,566,244)	(492,149)	(763,493)	(117,863)
Placement/rollover of matured time deposits	(21,807,617)	(21,955,012)	(19,017,824)	(2,935,846)
Proceeds from maturity of time deposits	18,231,797	19,905,004	22,582,480	3,486,134
Change in other assets	(25,337)	(92,455)	(127,016)	(19,608)
Net cash used in investing activities	(5,453,279)	(4,520,166)	(2,536,524)	(391,573)

Cash flows from financing activities:
Proceeds of short-term bank loan	1,005,680	2,046,669	5,828,758	899,805
Payment of short-term bank loan	—	(975,504)	(5,741,616)	(886,353)
Proceeds from exercise of employees’ stock options	2,474	2,917	—	—
Dividends paid to shareholders	(815,413)	(1,983,010)	(1,467,965)	(226,615)
Capital injection from/(repurchase of) mezzanine classified noncontrolling interests shareholders	—	130,365	(134,736)	(20,800)
Capital injection from noncontrolling interest shareholders	916	121	15,015	2,318
Repurchase of shares	(106,809)	—	(132,192)	(20,407)
Net cash provided by/(used in) financing activities	86,848	(778,442)	(1,632,736)	(252,052)

Effect of exchange rate changes on cash held in foreign currencies	(1,930)	(11,260)	142,374	21,979

Net (decrease)/ increase in cash and cash equivalents	(132,471)	563,155	4,050,034	625,217
Cash and cash equivalents beginning of the year	1,590,769	1,458,298	2,021,453	312,059
Cash and cash equivalents end of the year	1,458,298	2,021,453	6,071,487	937,276

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	687,454	551,303	1,124,339	173,568
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable	10,071	80,575	216,328	33,395

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                       Organization and Nature of Operations

(a)                  The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”)  with effect from March 29, 2012. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2015, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2015, the Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2015 are described below:

Place and year of
Major Subsidiaries	Incorporation
NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China
1999

Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China
2003

NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China
2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China
2006

Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China
2009

Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China
2011

NetEase Media Technology (Beijing) Co., Ltd. (“Media Beijing”)	Beijing, China
2012

HQG, Limited (“HQG”)	Hong Kong, China
2014

Hangzhou Youmai Technology Co., Ltd. (“Hangzhou Youmai”)	Hangzhou, China
2014

Major VIEs and VIEs’ subsidiaries	Place and year of Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China
1997

Beijing NetEase Media Co., Ltd. (previously named “Beijing Guangyitong Advertising Co., Ltd.”) (“NetEase Advertising”)	Beijing, China 1999

Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China
2008

StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China
2008

StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China
2008

Hangzhou NetEase Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China
2009

Wangyibao Co., Ltd. (“Wangyibao Company”)	Hangzhou, China
2010

Guangzhou NetEase, a principal VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and another Chinese employee of the Company. It is responsible for providing online games, e-mail and other value-added telecommunication services.

NetEase Advertising, owned by William Lei Ding and another Chinese employee of the Company, was incorporated in November 1999 in China. NetEase Advertising operates the Company’s portal business.

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

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2014	2015
	RMB	RMB
Total assets	3,449,055	6,404,523
Total liabilities	3,304,133	6,174,820

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net revenues	9,263,978	11,293,218	19,819,474
Net (loss)/income	(29,335)	139,560	343,942

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by operating activities	143,403	368,209	931,049
Net cash used in investing activities	(220,809)	(148,982)	(327,330)
Net cash (used in)/provided by financing activities	(9,697)	2,508	(89,996)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB199.1 million and RMB454.2 million, respectively, as of December 31, 2014 and 2015, as well as certain non-distributable statutory reserves amounting to approximately RMB13.2 million and RMB15.8 million, respectively, as of December 31, 2014 and 2015.  As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2015.

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

VIE Arrangements with Guangzhou NetEase, NetEase Advertising, HZ Leihuo, and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.  Our VIEs include:

(1)  Guangzhou NetEase (owned by William Lei Ding or Mr. Ding, the Company’s Officer, director and principal shareholder, and a Chinese employee of the Company, (together referred as “the VIE shareholders”)*),

(2)  NetEase Advertising (owned by Mr. Ding and another Chinese employee of the Company**),

(3)  HZ Leihuo (owned by two employees of the Company), and

(4)  Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with these VIEs, the Company’s subsidiaries NetEase Beijing, Media Beijing, Boguan and NetEase Hangzhou provided technical consulting and related services to these VIEs. In 2012, these agreements were replaced with the following new cooperative agreements to reflect a change in the tax rules in China which resulted in the Company’s business in China becoming subject to a value-added tax instead of a business tax. The principal agreements that transfer economic benefits of Guangzhou NetEase and NetEase Advertising to the Company and its subsidiaries are:

•                 Cooperative agreements with Guangzhou NetEase — under these agreements, the Company’s subsidiaries NetEase Beijing, Boguan and NetEase Hangzhou provide various technical consulting and related services to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.

•                 Cooperative agreements with NetEase Advertising — under these agreements, NetEase Beijing until October 2013, and Media Beijing from October 2013 onwards, provide various technical consulting and related services in exchange for substantially all of NetEase Advertising’s profits.

Each cooperative agreement will remain in effect indefinitely unless any one of the contract parties terminates such agreement by written notice or otherwise required by law.

The principal agreements that provide the Company and its subsidiaries effective control over Guangzhou NetEase are:

•                 Shareholder Voting Rights Trust Agreement among the VIE shareholders and NetEase Beijing. Each of the VIE shareholders irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement was 10 years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010.

•                 Letter of Agreement. Each of the VIE shareholders have agreed that any amendments to be made to the agreements to which the Company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of William Lei Ding. The VIE shareholders have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of the Company’s Board. The term of this agreement is 20 years from May 12, 2010.

•                 Other Governance Arrangements.  The parties have agreed that upon NetEase’s determination and at any time when NetEase Beijing or its affiliates are able to obtain approval to invest in and operate all or any part of any business operated by Guangzhou NetEase, NetEase Beijing or its affiliates may acquire all or any part of the assets or equity interests of Guangzhou NetEase, to the extent permitted by Chinese law.

*      In May 2014, NetEase Beijing caused the 10.0% interest in Guangzhou NetEase held by Bo Ding to be transferred to William Lei Ding (9.0%) and one Chinese employee of the Group (1.0%).  As a result of this transfer, William Lei Ding and that employee of the Group own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively. Concurrently, Bo Ding transferred the 20.0% equity interest in NetEase Advertising held by him to William Lei Ding.

**   In November 2015, Guangzhou NetEase transferred its 80.0% interest in NetEase Advertising to William Lei Ding (79.0%) and one Chinese employee of the Group (1.0%). As a result of this transfer, William Lei Ding and that employee of the Group own 99.0% and 1.0% of the equity interest in NetEase Advertising, respectively.

The principal agreements that provide the Company and its subsidiaries effective control over NetEase Advertising are:

•                              Operating Agreement among Media Beijing, NetEase Advertising and the VIE shareholders of NetEase Advertising. To ensure the successful performance of the various agreements between the parties, NetEase Advertising and its VIE shareholders have agreed that, except for transactions in the ordinary course of business, NetEase Advertising will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of NetEase Advertising without the prior written consent of Media Beijing. Media Beijing has also agreed that it will provide performance guarantees and, at Media Beijing’s discretion, guarantee loans for working capital purposes to the extent required by NetEase Advertising for its operations. Furthermore, the VIE shareholders of NetEase Advertising have agreed that, upon instruction from Media Beijing, they will appoint NetEase Advertising’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from November 30, 2015 and can be extended with the written consent of Media Beijing.

•                              Shareholder Voting Rights Trust Agreement among Media Beijing and the VIE Shareholders of NetEase Advertising. Under these agreements, each dated November 30, 2015, each of the VIE shareholders agreed to irrevocably entrust a person designated by Media Beijing to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of NetEase Advertising. Each agreement shall remain effective for as long as the VIE shareholder remains a shareholder of NetEase Advertising unless Media Beijing unilaterally terminates the agreement by written notice.

•                            Exclusive Purchase Option Agreements among Media Beijing, NetEase Advertising and the VIE shareholders of NetEase Advertising. Under the Exclusive Purchase Option Agreements, each dated November 30, 2015, each of the VIE shareholders has granted Media Beijing an option to purchase all or a portion of his equity interest in NetEase Advertising at a price equal to the original paid-in capital paid by the VIE shareholder.  In addition, NetEase Advertising has granted Media Beijing an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by NetEase Advertising or its subsidiaries at a price equal to the net book value of such assets. Each of NetEase Advertising and the VIE shareholders of NetEase Advertising agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of NetEase Advertising without the prior written consent of Media Beijing. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of NetEase Advertising have been acquired by Media Beijing or its designee or until Media Beijing unilaterally terminates the agreement by written notice.

The principal agreements that provide the Company and its subsidiaries effective control over HZ Leihuo are:

•                             Operating Agreement among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo. To ensure the successful performance of the various agreements between the parties, HZ Leihuo and its VIE shareholders have agreed that, except for transactions in the ordinary course of business, HZ Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of HZ Leihuo without the prior written consent of NetEase Hangzhou.  NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by HZ Leihuo for its operations.  Furthermore, the VIE shareholders of HZ Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint HZ Leihuo’s board members, president, chief financial officer and other senior executive officers.  The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.

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

•                             Shareholder Voting Rights Trust Agreement among NetEase Hangzhou and the VIE shareholders of HZ Leihuo.  Under these agreements, each dated December 1, 2015, each of the VIE shareholders of HZ Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of HZ Leihuo. Each agreement shall remain effective for as long as the VIE shareholder remains a shareholder of HZ Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.

•                             Exclusive Purchase Option Agreements among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo.  Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of VIE shareholders of HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in HZ Leihuo at a price equal to the original paid-in capital paid by the ultimate shareholder.   In addition, HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of the assets held by HZ Leihuo or its subsidiaries at a price equal to the net book value of such assets.  Each of HZ Leihuo and the VIE shareholders of HZ Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of HZ Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of HZ Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  Mr. Ding, who is the major shareholder of Guangzhou NetEase, and is in turn the major shareholder of Wangyibao Company and Youdao Computer, and of Shanghai EaseNet and NetEase Advertising, is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: lives of the permanent in-game items, average playing period of paying players of mobile games, the determination of whether sales prices are fixed or determinable and collectability is reasonably assured, realization of deferred tax assets and the determination of uncertain tax positions, lower of cost and market value of inventories, useful lives and impairment provision of property, equipment and software and intangibles, assumptions related to stock-based compensation and assumptions related to the valuation of long-term investments.

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

(i)                    Online game services

MMORPG games

The Group sells prepaid point cards through Guangzhou NetEase and Shanghai EaseNet to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers via the Group’s Wangyibao online payment services platform, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent in-game items. The Group assesses the estimated lives of the permanent in-game items for the item-based games on a quarterly basis. Adjustments arising from the changes of estimated lives of permanent in-game items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavior patterns.

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online games services with respect to such online points is remote. The Group has determined that such likelihood is remote when the personal game account has been inactive for 540 days or more. The revenue recognized from the inactive accounts was insignificant in 2013, 2014 and 2015.

Mobile games

The Group primarily operates mobile games including both self-developed and licensed mobile games primarily through HZ Leihuo and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

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

The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

(ii)                   Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by NetEase Advertising. Advertising service contracts may consist of multiple elements with a typical term of one quarter to one year. In accordance with ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements (“ASU No.2009 -13”), the Group treats advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue on a periodic basis during the contract when each deliverable service is provided. Since the contract price is for all deliverables, the Group  allocates the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. The Group uses (a) vendor-specific objective evidence of selling price (“VSOE”), if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) the management’s best estimate of the selling price for that deliverable. The Group primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price has taken into consideration the pricing of advertising areas of the Group’s platform with a similar level of popularity, advertisements with similar formats and quoted prices from competitors as well as other market conditions. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented.

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

For the years ended December 31, 2013, 2014 and 2015, the Group was engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

In February 2009, the Group launched its Wangyibao payment platform, through which game players registered for Wangyibao operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Group. The Group recognizes revenue when services are rendered to account holders in accordance with service agreement.

E-commerce revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. The Group’s e-commerce businesses mainly include cross-border e-commerce business, e-commerce services related to third-party virtual products and other e-commerce services. The Group evaluates whether it is appropriate to record the net amount earned as commissions or the gross amount of product sales. When the Group is not the primary obligor, doesn’t bear the inventory risk and doesn’t have the ability to establish the price, revenues are recorded on a net basis. When the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenues are recorded on a gross basis.

The Group established its cross-border e-commerce platform, Kaola.com (“Kaola”), in January 2015 and primarily sells imported maternity and baby products, skincare and cosmetics and other general merchandise through online direct sales. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. The Group also provides discount coupons to its customers for use in purchases on the Kaola platform, which are treated as a reduction of revenue when the related transaction is recognized.

The Group offer e-commerce services related to third- party virtual e-commerce products, which primarily include Caipiao, an online service that facilitates the processing of end users’ purchase orders for lotteries operated by third-party vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. The Group acts as an agent and do not buy, sell, manufacture, or design such products. Revenues are recognized when services are rendered to customers based on the pre-determined service fee rate. Caipiao platform suspend accepting online purchase orders for lottery products from February 2015 pursuant to certain regulations.

The Group also operates its “Duobao” platform, which provides services that allow users to purchase the virtual currency, “Duobao Bi”, and use them to exchange for products. For the services where the Group acts as an agent, products are provided by third-party suppliers and the Group does not buy, sell, manufacture, or design such products, revenues are recognized on a net basis when services are rendered. With respect to the business arrangements where the Group acts as a principle, revenues are recognized on a gross basis.

(d)                Cost of revenues

Costs of online game services, advertising services and e-mail, e-commerce and others consist primarily of staff costs, royalties and consultancy fees related to licensed games, revenue sharing cost related to mobile games, cost of merchandise sold, depreciation and amortization of computers and software, server custody fees, bandwidth, and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)                   Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. For the years ended December 31, 2013, 2014 and 2015, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)                    Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2014, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$25.9 million and Euro2.1 million, respectively. As of December 31, 2015, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$541.5 million and Euro1.0 million, respectively (equivalent to approximately RMB3,516.1 million and RMB7.4 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2014, there were time deposits denominated in US dollars and Euro amounting to approximately US$637.6 million and Euro2.0 million. As of December 31, 2015, there were time deposits denominated in US dollars amounting to approximately US$299.5 million (equivalent to approximately RMB1,944.8 million).

As of December 31, 2014 and 2015, the Group had approximately RMB14.7 billion and RMB14.7 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 69.2% and 67.6% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2014 and 2015, the Group had a restricted cash balance approximately RMB2,628.8 million and RMB3,392.6 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Guarantee deposit for consulting fee payments due to Blizzard	40.0	—
Escrow account deposit for sales and marketing activities of Blizzard’s licensed games	276.1	184.3
Customer deposit of Wangyibao accounts	599.3	759.6
Pledge deposits for short-term bank borrowings — Current	1,703.4	1,227.6
Others	10.0	21.1
Subtotal	2,628.8	2,192.6

Pledge deposits for short-term bank borrowings — Non-current	—	1,200.0
Total	2,628.8	3,392.6

The Group had no other lien arrangements during 2014 and 2015.

(g)                  Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

(h)                  Inventories, net

Inventories, mainly represent products for the Group’s cross-border e-commerce business, are stated at the lower of cost or market value in the consolidated balance sheets. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

(i)                     Investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Group has positive intent and ability to hold to maturity, all of which are with an original maturities of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income /(expense). Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 6 and Note 27 for additional information.

The investments that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity investments and stated at amortized cost. For individual investment classified as held-to-maturity investments, the Group evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Group’s policy and ASC 320-10. If the Group concludes that, it does not intend or is not required to sell an impaired debt investment before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity investments continue to be recognized at the amortized cost.

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

For investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

(j)                                    Investment in associated companies

Investments in associated companies in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under other long-term assets in the consolidated balance sheets.

(k)                  Property, equipment and software

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

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. When the Group retires or disposes its property, equipment and software, it records any gain or loss arising from the retirement or disposal under Other, net in its consolidated statements of operations and comprehensive income.

(l)                     Intangible assets

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Group amortizes its finite-lived intangible assets using the straight-line method:

Land use right	over the remaining term of the land use right period
License right	over the license period
Technology	10 years

(m)              Advertising expenses

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB370.9 million, RMB466.6 million and RMB697.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

(n)                  Foreign currency translation

The functional currency of the entities within the Group is RMB, which is also the Company’s reporting currency. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4778 on the last trading day of 2015 (December 31, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(o)                  Share-based compensation

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

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled RMB84.8 million and RMB155.6 million, respectively, as of December 31, 2015. There were no significant cash payments for share-based liabilities for the years ended December 31, 2013, 2014 and 2015.

Lede Inc. and certain other subsidiaries of the Company granted options exercisable for ordinary shares to certain of the Group’s employees. The options expire five or six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Group adopts the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.

Forfeitures were estimated based on the Group’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 20 for further information regarding share-based compensation assumptions and expense.

(p)                  Taxation

Income tax expense is recognized in accordance with the laws of the relevant taxing authorities, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Tax rate changes are reflected in income during the period the changes are enacted.

A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss and tax credit carry forwards. The Group classifies deferred tax assets and liabilities into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry forwards, is classified according to the expected reversal date of the temporary difference.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount “more likely than not” to be realized in future tax returns. The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis.

For a particular tax-paying component of an enterprise and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all non-current deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

The Group reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2013, 2014 and 2015.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2014 and 2015.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(q)                  Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

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

(r)                   Statutory reserves

The Company’s subsidiaries and VIEs incorporated in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to foreign invested enterprises in China, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC statutory accounts to non-distributable statutory reserves including (i) general reserve fund. (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in the PRC statutory accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation to the other reserve funds is at the discretion of the board of directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit as reported in their PRC statutory accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC statutory accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the board of directors of the respective companies.

The general reserve fund and statutory surplus fund are restricted to set off against losses, expansion of production and operation or increase in the registered capital of the respective companies. The staff bonus and welfare fund is available to fund payments of special bonuses to staff and for collective welfare benefits. Upon approval by the board of directors, the discretionary surplus and enterprise expansion fund can be used to offset accumulated losses or to increase capital.

The staff bonus and welfare fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances, and therefore are not available for distribution except in liquidation.

The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2013, 2014 and 2015 (in thousands):

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Appropriations to general reserve funds and statutory surplus funds	244,358	58,816	73,635

NetEase Beijing and Boguan did not make appropriations to statutory reserves for the years ended December 31, 2013, 2014 and 2015, and Netease Hangzhou did not make appropriations to statutory reserves for the years ended December 31, 2014 and 2015, as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

(s)                    Noncontrolling interests and Mezzanine classified noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

The noncontrolling interest will continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Mezzanine classified noncontrolling interests represent Series A convertible redeemable preferred shares (“preferred shares”) issued by Lede Inc. to certain investors (see Note 17), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these preferred shares are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. All the preferred shares have been repurchased by Lede Inc. by the end of 2015.

(t)                     Related parties

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

(u)                  Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income for the periods presented includes net income and change in unrealized gains (losses) on marketable securities classified as available-for-sale securities (net of tax).

(v)                  Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 26.

(w)                Dividends

Dividends of the Company are recognized when declared.

(x)                  Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The FASB decided to allow earlier adoption of the new revenue standard. However, entities reporting under U.S. GAAP are not permitted to adopt the standard earlier than the original effective date for public entities (that is, no earlier than 2017 for calendar year-end entities). The Group is currently evaluating the impact of this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11 “Simplifying the Measurement of Inventory” to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Group is currently assessing the impact of ASU 2015-10 on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01) “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to our consolidated financial statements, the most significant impact relates to the accounting for equity investments. It will impact the disclosure and presentation of financial assets and liabilities. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 “Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 “Leases” to replace the previous Topic 840 “Leases.” ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Group is currently assessing the impact of ASU 2016-02 on its consolidated financial statements.

(y)                  Reclassification

Beginning from January 1, 2015, the Group made a reclassification of certain revenue and cost of revenue items from the advertising services segment to the e-mail, e-commerce and others segment. The reclassification of these segments reflects changes in the way the Group evaluates its business performance and manages its operations. Accordingly, reclassifications have been made in the consolidated statements of operations and segment information for the fiscal year ended December 31, 2014 as set out below in order to conform to the presentation for the year ended December 31, 2015. There are no changes from the reclassification to the Group’s consolidated balance sheets, consolidated statements of shareholders’ equity and consolidated statements of cash flows.

	Before		After
	Change	Reclassification	Change
	RMB	RMB	RMB
	(in thousands)
For the year ended December 31, 2014
Net revenues:
Advertising services	1,397,069	(52,240)	1,344,829
E-mail, e-commerce and others	1,049,607	52,240	1,101,847
Cost of revenues:
Advertising services	(528,665)	9,974	(518,691)
E-mail, e-commerce and others	(621,178)	(9,974)	(631,152)
	1,296,833	—	1,296,833

3.                        Concentrations and Risks

(a)                   Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2013, 2014 and 2015 as follows:

	For the year ended December 31,
	2013	2014	2015
Total number of telecommunications service providers	13	13	14
Number of service providers provided by 10% or more of the Group’s bandwidth and server custody expenditure	3	3	3
Total % of the Group’s bandwidth and server custody expenditure provided by 10% or greater service providers	91.9%	90.2%	83.0%

(b)                   Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2014 and 2015, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services. No single distribution channel or advertising customer had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2014 and one distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2015, as follows:

	December 31,	December 31,
	2014	2015
Distribution channel A	Below 10%	35.9%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of the held-to-maturity investment of fixed-rate corporate bonds of well-known Chinese companies and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, both have a maturity date within one year as of the purchase date. The held-to-maturity investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of the held-to-maturity investments and other short-term investments range from 2.60% to 5.30% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)                    Major Customers

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2013, 2014 and 2015.

(d)                   Online Games

The Group derived a combined total of 90.9%, 91.4% and 91.1% of its total net game revenues for the years ended December 31, 2013, 2014 and 2015, respectively, from several of the Group’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey II (a comprehensive upgrade from Fantasy Westward Journey), New Westward Journey Online II (a comprehensive upgrade from Westward Journey Online II), new Ghost (a new version of Ghost II), Revelation, Tianxia III and Heroes of Tang Dynasty Zero (a comprehensive upgrade from Heroes of Tang Dynasty II), and mobile games including the Fantasy Westward Journey mobile game, the Westward Journey Online mobile game and Battle to the West, as well as World of Warcraft®, Hearthstone®: Heroes of Warcraft™ and Diablo III®, games developed by and licensed from Blizzard.

Additionally, nil, 8.0% and 45.7% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2013, 2014 and 2015, respectively.

(e)                    Chinese Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide Internet services through contractual arrangements in China as this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry.  In January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ‘‘actual control’’ in determining whether a company is considered a foreign-invested enterprise. If the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal. It is uncertain whether the Company would be considered as ultimately controlled by Chinese parties under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure. Further, it is uncertain when or if the draft Foreign Investment Law will be passed and if it is, when it will become effective. In addition, it is uncertain whether the industries of online games, portal and other virtual products, in which the Company’s VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ that is to be issued. If the enacted version of the Foreign Investment Law and the final ‘‘negative list’’ mandate further actions, such as market entry clearance or certain restructuring of the Group’s corporate structure and operations, to be completed by companies with existing VIE structures, there may be substantial uncertainties as to whether the Group can complete these actions in a timely manner, or at all, and the Group’s business and financial condition may be materially and adversely affected.

Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations, its legal structure and scope of operations in China, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in China.

4.                        Allowance for Doubtful Accounts

The Group closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required.

Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 (in thousands):

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2013	10,392	(2,007)	(110)	8,275
2014	8,275	3,765	(878)	11,162
2015	11,162	4,041	(1,018)	14,185

5.                        Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	313,342	441,115
Prepayment for royalties, revenue sharing cost	360,499	1,304,827
Interest receivable	305,063	257,636
Prepayments of content and marketing cost and other operational expenses	113,294	158,314
Prepayment for sales tax	105,096	125,806
Bridge loans in connection with ongoing investments	57,168	35,510
Deposits to vendors	69,961	34,894
Employee advances	27,118	38,363
Wangyibao operating funds held by third party online payment platform settlement service providers	22,777	5,457
Advance to suppliers	3,900	179,390
Others	45,450	114,198
	1,423,668	2,695,510

In accordance with the license agreements of World of Warcraft, StarCraft® II: Wings of Liberty®, Hearthstone: Heroes of Warcraft, Heroes of the Storm™ and Diablo III, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2014 and 2015. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2014 and 2015, prepayments for royalties and revenue sharing cost representing prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

In February 2009, the Group launched its Wangyibao online payment platform, through which game players registered for Wangyibao online payment services can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products rendered by the Group.  Account holders may also withdraw money from their accounts at any time, such as to pay for items purchased from other players or when they want the return of their money.  The Group engages certain third party online payment settlement service providers to collect payments from and process withdrawals by customers.  As of December 31, 2014 and 2015, the Group had operating funds held by its third party online payment settlement service providers as shown above.

The amount of employee advances listed above included staff housing loan balances of RMB24.7 million and RMB34.1 million repayable within 12 months from December 31, 2014 and 2015, respectively (see Note 10). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2014 and 2015.

6.                        Short-term Investments

As of December 31, 2014 and 2015, the Group’s short-term investments mainly consisted of held-to-maturity investments which are fixed-rate corporate bonds and financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2015, the effective yields of short-term investments ranged from 2.60% to 5.30% per annum (2014: 3.05% to 5.18% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2014
	Cost	Unrecognized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities - fixed rate investments	350,528	—	350,528
Other short-term investments	1,708,024	—	1,708,024
	2,058,552	—	2,058,552

	December 31, 2015
	Cost	Unrecognized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities - fixed rate investments	153,522	—	153,522
Other short-term investments	4,859,977	—	4,859,977
	5,013,499	—	5,013,499

During the years ended December 31, 2013, 2014 and 2015, the Group recorded investment income related to short-term investments of RMB35.8 million, RMB64.2 million and RMB143.1 million in the consolidated statements of operations and comprehensive income, respectively.

In addition, as of December 31, 2014, the Group had a loan from an offshore bank in the principal amount of US$90.0 million (RMB550.7 million) that were secured by RMB deposits of the Group in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment. (See Note 13)

7.                        Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Building and decoration	569,911	666,685
Leasehold improvements	40,790	24,691
Furniture, fixtures and office equipment	63,946	68,984
Vehicles	23,627	40,997
Servers and computers	931,024	1,268,028
Software	45,356	49,633
Construction in progress	574,932	1,091,443
	2,249,586	3,210,461

Less: accumulated depreciation	(968,361)	(1,118,415)

Net book value	1,281,225	2,092,046

Depreciation expense was RMB158.0 million, RMB172.4 million and RMB178.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, the construction in progress balance mainly represented a prepayment of RMB571.7 million and RMB1,075.0 million, respectively, for the construction of office buildings in Beijing, Hangzhou, Zhoushan and Guangzhou. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

8.                        Land Use Right

Land use right represents the land acquired for the purpose of constructing offices and warehouses. In 2015, the Group acquired land use rights in Ningbo for warehouse construction. Amortization of the land use right is made over the remaining term of the land use right period from the date when the Group first obtained the land use right certificate from the local authorities. The land use right is summarized as follows (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Cost	94,736	258,734
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(2,088)	(4,856)
Land use right, net	77,648	238,878

The total amortization expense for each of the years ended December 31, 2013, 2014 and 2015 amounted to approximately RMB258,000, RMB580,000, and RMB2,768,000, respectively.

9.                        Long-term Investments

	December 31,	December 31,
	2014	2015
	RMB	RMB
Investments in associated companies	207,492	318,888
Equity investments	169,986	309,691
Available-for-sale securities	—	1,136,073
	377,478	1,764,652

(a)         Investments in associated companies

The Group recorded equity share of loss of RMB5.3 million, RMB33.6 million and RMB76.1 million for the years ended December 31, 2013, 2014 and 2015, respectively, which was included in “investment income, net” in the consolidated statements of comprehensive income.  The Group received cash dividends for each of the years ended December 31, 2013, 2014 and 2015 of nil, RMB15.3 million and nil, respectively.

(1)         In August 2008, the Group acquired a 38.5% equity interest in SunEase, Inc., a provider of e-mail integration solution and corporate email post office operation services, sales of domain names and search engine marketing, for a consideration of approximately RMB31.0 million in cash. The investment was accounted for under the equity method of accounting with allocation of the purchase price to tangible assets, intangible assets, goodwill and liabilities.

(2)         In August 2013, the Group established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Hangzhou Yixin Technology Co., Ltd. (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Group contributed RMB200.0 million cash in exchange for a 27.0% equity interest in Yixin.

The investment was accounted for under the equity method of accounting with allocation of the investment cost as follows (in thousands):

RMB
Tangible assets	58,320
Intangible assets	15,876
Goodwill	129,773
Deferred tax liabilities	(3,969)
200,000

In July 2015, the Group increased its equity shares in Yixin to 35.0% with a cash consideration of approximately RMB127.5 million. The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

RMB
Tangible assets	8,579
Intangible assets	15,564
Goodwill	107,280
Deferred tax liabilities	(3,891)
127,532

(3)         In September 2014, the Group established a joint venture with several individuals to launch an e-commerce related business. The Group contributed RMB20.0 million cash in exchange for a 40.0% equity interest.

(4)         In 2015, the Group also established two joint ventures with other shareholders to operate internet finance related businesses. The Group contributed RMB30.0 million cash to each of the two joint ventures in exchange for a 30.0% equity interest in each joint venture.

(b)         Equity investments

Equity investments represent investments in privately held companies.  The Group carries the investment at cost as the Group does not have significant influence and the investments do not have readily determinable fair value.

Impairment provision of RMB24.0 million and RMB12.0 million related to certain of the equity investments were recognized as “investment income, net” in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2015, respectively, as the Group determined that the decline in its fair value is determined to be other-than-temporary.

(c)          Available-for-sale securities

As of December 31, 2015, available-for-sale securities included RMB710.3 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB425.7 million invested in shares of Caissa Touristic Group (“Caissa”). Total net unrealized gains (net of tax of RMB81.4 million) as of December 31, 2015 were RMB27.5 million and recorded in other comprehensive income.

	December 31, 2015
	Cost	Unrealized Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Huatai	927,188	(216,851)	710,337
Caissa	100,000	325,736	425,736
	1,027,188	108,885	1,136,073

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers. The assessment that these investments are not other-than-temporarily impaired included a review of the business and financial outlook, the financial condition, the severity and duration of the drop in share price compared to the carrying value, as well as the Group’s ability and current intent to hold these securities until the prices recover. For the year ended December 31, 2015, no impairment provision was recorded in the consolidated statements of comprehensive income.

10.                 Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Copyrights, licenses and domain names	108,102	190,983
Staff housing loans	63,006	77,962
Non-current deposits	8,479	25,040
Others	12,051	24,260
	191,638	318,245

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 3.5% per annum for the years ended December 31, 2014 and 2015, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2014 and 2015 amounted to approximately RMB24.7 million and RMB34.1 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax for 2013, 2014 and 2015 on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

In 2013, each of NetEase Beijing, Boguan and NetEase Hangzhou was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% from 2011 to 2014. The related tax benefit from 2011 to 2013 was recorded in 2013. These three entities were qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

In 2014, Media Beijing was qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2014 to 2016.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014. Hangzhou Langhe was also qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly it was exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2013, 2014 and 2015 (in thousands except per share data):

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	818,056	824,007	895,725
Earnings per share effect, basic	0.25	0.25	0.27
Earnings per share effect, diluted	0.25	0.25	0.27

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2013, 2014 and 2015 (in thousands):

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current tax expense	388,320	780,077	1,420,693
Deferred tax expense (benefit)	142,283	(117,342)	(147,285)
Income tax expenses	530,603	662,735	1,273,408

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	0.3	(1.4)	(1.5)
Effect due to overseas tax-exempt entities	1.4	1.3	(0.3)
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(16.4)	(15.0)	(11.6)
Change in valuation allowance	0.8	(0.1)	1.9
Income tax refund	(7.3)	—	—
Effect of withholding income tax	6.9	2.3	2.2
Effective income tax rate	10.7	12.1	15.7

As of December 31, 2015, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2016	92,767
Loss expiring in 2017	152,352
Loss expiring in 2018	142,616
Loss expiring in 2019	147,584
Loss expiring in 2020	113,392
648,711

Full valuation allowance was provided on the related deferred tax assets as the Group’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)                   Sales tax

Sales tax includes business tax and value added tax.

In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The applicable business tax rate for the Group’s revenues generally ranges from 3% to 5%. The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

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

Since 2012, a pilot program transitioning specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in certain provinces (“Pilot Program”) and subsequently expanded nationwide in 2013.  According to the implementation circulars, the Company’s subsidiaries and VIEs which are in the Pilot Program were subject to VAT at a rate of 6%, as compared to the BT rate of 5%.

(c)                   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2014 and 2015 (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	96,223	202,352
Accruals	124,418	225,857
	220,641	428,209
Less: valuation allowance	(18,601)	(17,620)
Total	202,040	410,589

Deferred tax assets - Non-current:
Depreciation of fixed assets	2,151	3,096
Net operating tax loss carry forward	190,726	206,024
Amortization of Intangible assets	19,009	21,589
	211,886	230,709
Less: valuation allowance	(190,726)	(206,024)
Total	21,160	24,685

	December 31,	December 31,
	2014	2015
	RMB	RMB
Deferred tax liabilities - Current:	101,997	166,787
Deferred tax liabilities - Non-current:	—	81,434
Total	101,997	248,221

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances for certain entities of the Group on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented (in thousands):

	Balance at	Provision/(reversal)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2013	157,306	32,557	189,863
2014	189,863	19,464	209,327
2015	209,327	14,317	223,644

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

In 2013, the Group accrued RMB344.7 million of withholding tax liabilities, of which RMB55.6 million was associated with its 2013 annual dividend and RMB289.1 million was associated with cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

In 2014 and 2015, the Group accrued RMB125.1 million and RMB180.7 million (US$27.9 million) of withholding tax liabilities, respectively, associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

Aside from the above distributions, the Group intends to indefinitely reinvest all remaining undistributed earnings as of December 31, 2015 in its PRC subsidiaries. Accordingly, no other withholding tax is expected to be incurred, and the unrecognized deferred tax liabilities as of December 31, 2014 and 2015 were approximately RMB734.6 million and RMB1,160.6 million (US$179.2 million), respectively.

12.                Taxes Payable

The following is a summary of taxes payable as of December 31, 2014 and 2015 (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Sales tax	20,445	60,631
Withholding individual income taxes for employees	46,963	88,548
Enterprise income taxes	241,008	531,788
Others	25,874	55,247
	334,290	736,214

13.                Short-term Loan

As of December 31, 2014, the short-term loan balances represent short-term loan arrangements with the JPMorgan Chase & Co and the Hong Kong and Shanghai Banking Corporation (“HSBC”). The commitment of the loan from JPMorgan Chase & Co amounted to RMB550.7 million (US$90.0 million), with a fixed interest rate of 0.96% per annum and a maturity term of twelve months. The loan was secured by RMB deposits of the Group in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment (see Note 6). The commitments of the loans from HSBC were RMB673.1 million (US$110.0 million), RMB550.7 million (US$90.0 million), and RMB275.4 million (US$45.0 million), with a fixed interest rate of 1.15%, 1.15%, and 0.96% per annum and a maturity term of twelve months, twelve months, and three months, respectively.

As of December 31, 2015, the short-term loan balances represent short-term loan arrangements with HSBC. The commitments of the loans from HSBC were RMB714.3 million (US$110.0 million), RMB584.4 million (US$90.0 million), and RMB974.0 million (US$150.0 million), with a fixed interest rate of 1.00%, 0.96%, and 0.93% per annum, respectively, and all with a maturity term of three months. As of December 31, 2015, the loans were secured by RMB deposits of the Group in an onshore branch of this bank in the amount of RMB2,427.6 million (US$374.8 million), which was recognized as restricted cash (see Note 2(f)).

14.                Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2014 and 2015 (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
Customer deposits on Wangyibao accounts	622,021	756,433
Marketing expenses	294,401	587,118
RSU payables (see Note 2(o))	137,033	155,624
Accrued fixed assets related payables	80,942	171,733
Server custody fees and telecommunication charges	64,614	91,861
Accrued revenue sharing	27,838	56,720
Other staff related cost	23,203	26,793
Content cost	13,354	82,998
Professional fees	11,939	16,594
Accrued freight and warehousing charge	58	86,817
Others	81,825	185,639
	1,357,228	2,218,330

15.                Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold, unamortized mobile game in-game spending and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

16.                Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2014 and 2015 (in thousands):

	December 31,	December 31,
	2014	2015
	RMB	RMB
RSU long-term payable (see Note 2(o))	106,230	84,774
Other	200	200
	106,430	84,974

17.                Mezzanine Classified Noncontrolling Interests

In November  2014, one of the Company’s subsidiaries Lede Inc., issued 5,673,796 of Series A convertible redeemable preferred shares (‘‘preferred shares’’) to certain investors, including LNT Investment Holdings (PTC) Limited (‘‘LNT Holdings’’), Shining Globe International Limited (‘‘Shining Globe’’) and two Directors of the Company, for US$3.74 per share in exchange of a total consideration of US$21.2 million. LNT Holdings is a private trust company incorporated under the laws of the British Virgin Islands, controlled by a group of employees of the Group (other than the employees of Lede). Shining Globe is a private company incorporated under the laws of the British Virgin Islands, controlled by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder. As of December 31, 2014, the preferred shares are recognized as mezzanine classified noncontrolling interest in the consolidated balance sheet as the preferred shares are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company.

In November 2015, Lede Inc. repurchased all the preferred shares from LNT Holdings, Shining Globe and two Directors of the Company at the price of US$3.74 per shares for a total consideration of US$21.2 million (RMB134.7 million).

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

19.                Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2013, 2014 and 2015 (in millions):

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB
Contributions to medical and pension schemes	205.0	264.0	366.4
Other employee benefits	123.0	159.2	235.5
	328.0	423.2	601.9

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

(c)                   Share-based compensation expense

The Group recognizes share-based compensation cost in the consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the Group’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

The table below presents a summary of the Group’s share-based compensation cost for the years ended December 31, 2013, 2014 and 2015 (in thousands):

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Cost of revenues	165,708	169,621	328,480
Selling and marketing expenses	17,967	23,253	36,023
General and administrative expenses	48,350	51,475	120,925
Research and development expenses	74,283	104,928	199,039
	306,308	349,277	684,467

As of December 31, 2015, there was no unrecognized compensation cost under the 2000 Stock Incentive Plan as the options granted thereunder were fully vested.

As of December 31, 2015, total unrecognized compensation cost related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$274.4 million (RMB1,777.5 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2015, the weighted average remaining vesting period was 3.52 years.

(d)                  Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The Company did not grant any stock options in 2013, 2014 and 2015. Refer to Note 2(o) for the description of the bases the Company follows in the valuation of RSUs.

(e)                   Stock options and restricted share units award activities

The following table presents a summary of the Company’s stock options and RSUs award activities for the years ended December 31, 2013, 2014 and 2015:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2013	525	—	—	525	1.659
Exercised during the year	(240)	—	—	(240)	1.659
Outstanding at December 31, 2013	285	—	—	285	1.659

Outstanding at January 1, 2014	285	—	—	285	1.659
Exercised during the year	(285)	—	—	(285)	1.659
Outstanding at December 31, 2014	—	—	—	—	—

Outstanding at January 1, 2015	—	—	—	—	—
Exercised during the year	—	—	—	—	—
Outstanding at December 31, 2015	—	—	—	—	—

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Outstanding at January 1, 2013	20,460	—	265	20,725
Granted	18,371	—	287	18,658
Vested	(12,818)	—	(265)	(13,083)
Forfeited	(861)	—	—	(861)
Outstanding at December 31, 2013	25,152	—	287	25,439

Outstanding at January 1, 2014	25,152	—	287	25,439
Granted	30,429	—	195	30,624
Vested	(17,200)	—	(250)	(17,450)
Forfeited	(1,539)	—	—	(1,539)
Outstanding at December 31, 2014	36,842	—	232	37,074

Outstanding at January 1, 2015	36,842	—	232	37,074
Granted	27,968	—	132	28,100
Vested	(23,339)	—	(202)	(23,541)
Forfeited	(1,848)	—	—	(1,848)
Outstanding at December 31, 2015	39,623	—	162	39,785

The following table presents the total intrinsic value of options exercised and the total fair value of RSUs on vesting dates for the years ended December 31, 2013, 2014 and 2015, respectively:

	Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2013	0.2	1.4
2014	0.4	2.7
2015	—	—

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2013	27.3	165.3
2014	48.6	301.6
2015	99.0	641.3

The following table presents the weighted average remaining contractual life for the RSUs outstanding as of December 31, 2015:

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Price	/ Exercisable	Life	Price
	(in thousands)	Years	US$
Restricted Share Units
Performance-based settled in stock	9,543	2.83	n/a
Time-based-settled in stock/cash	61,443	3.39	n/a
Time-based-settled in stock	17,325	2.29	n/a
	88,311	3.11	n/a

The aggregate intrinsic value of RSUs outstanding as of December 31, 2015 was US$628.4 million. The intrinsic value was calculated based on the Company’s closing stock price of US$181.24 per ADS, or US$7.2496 per ordinary share as of December 31, 2015.

It is the Company’s policy to issue new shares upon share option exercises and vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 166,594,350 as of December 31, 2015.

(f)                    Other Option Plan

Certain of the Company’s subsidiaries, including Lede Inc., have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in five or six years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

The Group has used the binomial model to estimate the fair value of the options granted. While all share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. Therefore, for the years ended December 31, 2014 and 2015, no compensation expenses were recorded for the share options granted.

21.                Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	4,443,910	4,756,623	6,735,108

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,247,874	3,264,450	3,284,382
Dilutive effect of employee stock options and restricted share units	8,423	12,599	20,831
Weighted average number of ordinary shares outstanding, diluted	3,256,297	3,277,049	3,305,213
Net income per share, basic (RMB)	1.37	1.46	2.05
Net income per share, diluted (RMB)	1.36	1.45	2.04

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2013, 2014 and 2015, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 2.9 million shares, 3.2 million shares and 2.1 million shares, respectively.

22.                Commitments and Contingencies

(a)                  Commitments

The Group leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2015, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2016	105,095	27,672	719,424	65,960	918,151
2017	90,505	6,071	456,236	15,340	568,152
2018	60,411	3,600	16,612	10,010	90,633
2019	7,887	—	—	4,700	12,587
Beyond 2019	12,047	—	—	4,528	16,575
	275,945	37,343	1,192,272	100,538	1,606,098

For the years ended December 31, 2013, 2014 and 2015, the Group incurred rental expenses in the amounts of approximately RMB59.6 million, RMB79.4 million and RMB139.4 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform. The term of the license will be three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II: Wings of Liberty in China in April 2011. In April 2014, Blizzard and Shanghai EaseNet agreed to extend the term of the StarCraft II series license agreement for another additional three years commencing from April 2014. In April 2009, Blizzard and the Group announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in the PRC for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period for a three-year period commencing from September 2012. In May 2015, Blizzard and Shanghai EaseNet both agreed to extend the license period of World of Warcraft to January 2017. In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone: Heroes of Warcraft in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014. In November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm in the PRC for a period of three years commencing from June 2015. Additionally, in June 2014, Blizzard and Shanghai EaseNet entered into a license agreement, which allows Shanghai EaseNet to obtain the exclusive right to operate Diablo® III in the PRC for a period of two years commencing from May 2015. Under these license agreements, Shanghai EaseNet is required to pay license fees (except Hearthstone: Heroes of the Warcraft, Heroes of the Storm and Diablo III for which no license fee is required to be paid), royalties and consultancy fees (except Hearthstone: Heroes of the Warcraft, Heroes of the Storm and Diablo III for which no consultancy fee is required to be paid) to Blizzard for the games, and it also has a minimum marketing expenditure commitment. In accordance with the above-mentioned license agreements, the Group has incurred an overall commitment totaling approximately RMB5.6 billion. As of December 31, 2015, the Group’s outstanding commitments under these license agreements totaled RMB0.9 billion which can be summarized as follows (in millions):

RMB
2016	780
2017	123
Total	903

Furthermore, under a license agreement entered into in May 2015, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate OverWatch ™ in the PRC for a period of three years commencing from the game’s commercial release. The Group expects to incur a commitment totaling approximately RMB666.8 million (US$102.9 million), including royalty to Blizzard and minimum marketing expenditure for the game. As of December 31, 2015, OverWatch has not been commercially launched in the PRC.

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the license agreements with Blizzard in the aggregate amount of up to approximately RMB203.5 million over the remaining term of licenses as of December 31, 2015. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

With respect to the above commitment table related to Blizzard licensed games, the Group has guaranteed the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. The Group will be entitled to reimbursement of any amounts paid for the marketing of the games and for hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among other things, various fees and expenses payable to Blizzard, the Group and the joint venture with Blizzard which provides technical services to Shanghai EaseNet.

(b)                  Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

23.                Dividends

Annual Dividend

On February 11, 2014, the Company’s board of directors approved an annual cash dividend with respect to fiscal year 2013 in the amount of US$1.41 per ADS, amounting to an aggregate of RMB1,109.7 million (US$183.3 million). Such dividend was payable to shareholders of record as of February 26, 2014 and was paid on March 7, 2014.

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter.  Dividends are recognized when declared. There is no dividend payable as of December 31, 2014 and 2015 respectively. The cash dividend declared and paid with respect to fiscal year 2014 and fiscal year 2015 was RMB1,177.2 million and RMB1,708.3 million (US$263.7 million) in total, respectively.

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

In September 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2015, the Company has repurchased approximately 0.19 million ADSs for approximately US$20.7 million under this program.

25.                Related Party Transactions

In November, 2014, one of the Company’s subsidiaries, Lede Inc., issued 5,673,796 preferred shares to certain investors, including LNT Holdings, Shining Globe and two Directors of the Company, for US$3.74 per share in exchange of a total consideration of US$21.2 million. LNT Holdings is a private trust company incorporated under the laws of the British Virgin Islands, controlled by a group of employees of the Group (other than the employees of Lede). Shining Globe is a private company incorporated under the laws of the British Virgin Islands, controlled by William Lei Ding, the Company’s Chief Executive Officer and a director of the Company.

In November 2015, Lede Inc. repurchased all the preferred shares from LNT Holdings, Shining Globe and the two Directors of the Company at the price of US$3.74 per shares for a total consideration of US$21.2 million (RMB134.7 million).

Other than the above issuance and repurchase of preferred shares, the Group had no material transactions with related parties for the year ended December 31, 2013, 2014 and 2015, and no material related parties’ balances as of December 31, 2015.

26.                Segment Information

(a)                  Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; and 3) E-mail, E-commerce and Others.

(b)                  Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2013, 2014 and 2015. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2013, 2014 and 2015 (in thousands).

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net revenues:
Online game services	7,864,464	9,266,158	17,314,148
Advertising services	987,467	1,344,829	1,789,377
E-mail, e-commerce and others	344,244	1,101,847	3,699,370
Total net revenues	9,196,175	11,712,834	22,802,895

Cost of revenues:
Online game services	(1,649,803)	(2,111,701)	(5,393,555)
Advertising services	(461,286)	(518,691)	(599,032)
E-mail, e-commerce and others	(367,427)	(631,152)	(3,406,673)
Total cost of revenues	(2,478,516)	(3,261,544)	(9,399,260)

Gross profit (loss):
Online game services	6,214,661	7,154,457	11,920,593
Advertising services	526,181	826,138	1,190,345
E-mail, e-commerce and others	(23,183)	470,695	292,697
Total gross profit	6,717,659	8,451,290	13,403,635

All revenues of the Group’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Time deposits-short term	14,593,291	14,593,291	—
Time deposits-long term	1,110,000	1,110,000	—
Available-for-sale securities	1,136,073	1,136,073	—
Held-to-maturity securities-fixed rate investments	153,522	—	153,522
Other short-term investments	4,859,977	—	4,859,977
Total	21,852,863	16,839,364	5,013,499

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2014 and 2015, certain cost method investments (Note 9) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB24.0 million and RMB12.0 million incurred and recorded in earnings for the years then ended.

28.                Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB4.5 billion, or 15% of the Company’s total consolidated net assets, as of December 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.