Form 20-F
period 2016-12-31
NetEase, Inc.
filed 2017-04-21
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

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

Building No. 7 West Zone,

Zhongguancun Software Park (Phase II),

No. 10 Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

Phone (86 10) 8255-8163

Facsimile (86 10) 8261-7823

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

3,281,479,806 ordinary shares, par value US$0.0001 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016.

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

PART I

Item 1.                                                         Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Total net revenues	8,200,956	9,196,175	11,712,834	22,802,895	38,178,844	5,498,898
Cost of revenues	(2,578,067)	(2,478,516)	(3,261,544)	(9,399,260)	(16,515,032)	(2,378,660)
Gross profit	5,622,889	6,717,659	8,451,290	13,403,635	21,663,812	3,120,238

Operating expenses:
Selling and marketing expenses	(906,707)	(1,093,612)	(1,894,998)	(2,958,229)	(4,481,815)	(645,516)
General and administrative expenses	(286,223)	(349,832)	(467,669)	(1,014,395)	(1,506,154)	(216,931)
Research and development expenses	(718,315)	(921,618)	(1,323,498)	(2,158,888)	(3,046,979)	(438,856)
Total operating expenses	(1,911,245)	(2,365,062)	(3,686,165)	(6,131,512)	(9,034,948)	(1,301,303)

Operating profit	3,711,644	4,352,597	4,765,125	7,272,123	12,628,864	1,818,935
Other income (expenses):
Investment income	43,770	37,255	27,373	62,341	200,333	28,854
Interest income	423,634	506,181	601,502	596,930	541,969	78,060
Exchange (losses)/gains	(554)	(15,348)	(17,998)	133,776	146,510	21,102
Other, net	99,718	95,136	82,438	45,138	377,685	54,398
Income before tax	4,278,212	4,975,821	5,458,440	8,110,308	13,895,361	2,001,349
Income tax	(691,642)	(530,603)	(662,735)	(1,273,408)	(2,102,498)	(302,823)

Net income	3,586,570	4,445,218	4,795,705	6,836,900	11,792,863	1,698,526

Add: Net loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	50,882	(1,308)	(39,082)	(101,792)	(188,343)	(27,127)
Net income attributable to NetEase, Inc.’s shareholders	3,637,452	4,443,910	4,756,623	6,735,108	11,604,520	1,671,399

Net income	3,586,570	4,445,218	4,795,705	6,836,900	11,792,863	1,698,526
Other comprehensive income: Net changes on available-for-sale securities, net of tax	—	—	—	27,452	34,027	4,901
Total comprehensive income	3,586,570	4,445,218	4,795,705	6,864,352	11,826,890	1,703,427
Add: Comprehensive loss (income) attributable to noncontrolling interests and mezzanine classified noncontrolling interests	50,882	(1,308)	(39,082)	(101,792)	(188,343)	(27,127)
Comprehensive income attributable to NetEase, Inc.’s shareholders	3,637,452	4,443,910	4,756,623	6,762,560	11,638,547	1,676,300

Cash dividend per share	0.25	—	—	—	—	—

Net income attributable to NetEase, Inc.’s shareholders per share, basic	1.11	1.37	1.46	2.05	3.54	0.51
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	1.11	1.36	1.45	2.04	3.51	0.51
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	27.70	34.21	36.43	51.27	88.40	12.73
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	27.65	34.12	36.29	50.94	87.72	12.63
Weighted average number of ordinary shares outstanding, basic	3,282,663	3,247,874	3,264,450	3,284,382	3,281,729	3,281,729
Weighted average number of ADS outstanding, basic	131,307	129,915	130,578	131,375	131,269	131,269
Weighted average number of ordinary shares outstanding, diluted	3,288,330	3,256,297	3,277,049	3,305,213	3,307,109	3,307,109
Weighted average number of ADS outstanding, diluted	131,533	130,252	131,082	132,209	132,284	132,284

Share-based compensation cost included in:
Cost of revenues	100,540	165,708	169,621	328,480	444,187	63,976
Selling and marketing expenses	13,368	17,967	23,253	36,023	52,689	7,589
General and administrative expenses	33,374	48,350	51,475	120,925	238,750	34,387
Research and development expenses	55,736	74,283	104,928	199,039	254,505	36,657
	203,018	306,308	349,277	684,467	990,131	142,609

Other Financial Data:
Capital expenditures	178,654	218,936	537,376	866,314	1,135,533	163,551
Net cash provided by/(used in):
Operating activities	4,224,290	5,235,890	5,873,023	8,076,920	15,488,266	2,230,776
Investing activities	(4,454,038)	(5,453,279)	(4,520,166)	(2,536,524)	(14,001,814)	(2,016,682)
Financing activities	(390,230)	86,848	(778,442)	(1,632,736)	(2,250,507)	(324,140)

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$ (Note 1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	1,590,769	1,458,298	2,021,453	6,071,487	5,439,499	783,451
Time deposits	13,098,661	16,625,468	18,496,574	14,593,291	19,361,098	2,788,578
Property, equipment and software, net	815,026	872,113	1,281,225	2,092,046	2,419,510	348,482
Total assets	19,277,956	24,546,330	30,354,671	41,157,430	58,031,860	8,358,328
Total current liabilities	3,576,502	4,233,184	6,756,447	11,667,423	19,534,998	2,813,626
Total long-term liabilities	99,968	144,883	106,430	166,408	33,921	4,886
Working capital (Note 2)	14,292,171	18,564,579	20,976,075	22,741,501	30,384,706	4,376,307
Mezzanine classified noncontrolling interests	—	—	133,634	—	—	—
Total shareholders’ equity	15,601,486	20,168,263	23,358,160	29,323,599	38,462,941	5,539,816

Note 1:	See the section titled “Exchange Rate Information” below.
Note 2:	Working capital represents total current assets less total current liabilities.

Exchange Rate Information

We have published our financial statements in Renminbi, or RMB. Our business is currently conducted in and from China in Renminbi. In this annual report, all references to Renminbi and RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.9430 on the last trading day of 2016 (December 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The prevailing rate on April 14, 2017 was US$1.00: RMB6.8835. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all, on December 30, 2016 or on any other date. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 2012, 2013, 2014, 2015 and 2016.

Year	Renminbi Average(1)
2012	6.2990
2013	6.1412
2014	6.1704
2015	6.2869
2016	6.6549

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
October 31, 2016	6.6685	6.7819
November 30, 2016	6.7534	6.9195
December 31, 2016	6.8771	6.9580
January 31, 2017	6.8360	6.9575
February 28, 2017	6.8517	6.8821
March 31, 2017	6.8687	6.9132

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

RISKS RELATED TO OUR COMPANY

Our business depends to a significant extent on certain online games, which accounted for 72.3%, 67.4% and 67.6% of our total net revenues in 2014, 2015 and 2016, respectively. We may not be able to maintain the popularity of these games for a variety of reasons.

Certain of our mobile games, including the Fantasy Westward Journey, Westward Journey Online mobile games, Onmyoji, the mobile version of New Ghost, Invincible and Battle to the West, and certain of our internally developed massively multi-player online role-playing PC-client games, known as PC-client MMORPGs, including New Westward Journey Online II, Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II), New Ghost (a new version of Ghost II), Revelation, Tianxia III and Heroes of Tang Dynasty Zero as well as games such as World of Warcraft®, Hearthstone®, Diablo® III and Overwatch® licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report), contributed 72.3%, 67.4% and 67.6% of our total net revenues in 2014, 2015 and 2016, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched PC or mobile games. If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the next risk factor), our business and results of operations could be materially and adversely affected. In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our online games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising and game tournaments. For example, in 2016, we released several new games, including the mobile version of New Ghost, Onmyoji and Tianxia III mobile, and introduced new expansion packs for Fantasy Westward Journey Online, New Westward Journey Online II, New Westward Journey Online III, Heroes of Tang Dynasty Zero, Revelation and New Ghost.

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

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China is transitioning to mobile games, which have become increasingly popular as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we have started to develop games that can be operated on mobile devices. We have commercially launched over 100 self-developed and licensed mobile games as of December 31, 2016, including the Fantasy Westward Journey and Westward Journey Online mobile games, Onmyoji and the mobile version of New Ghost. Each of our new games has required long periods of time for research and development and testing and also typically experience long ramp-up periods as players become familiar with the games. In particular, we are relatively new to the development of mobile games, and we cannot guarantee that we will be able to develop successful mobile games that appeal to players. We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

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

We may not be successful in making our mobile games profitable and our profits from mobile games may be relatively lower than the profits we have enjoyed historically for PC-client games.

Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC-client games, because, in order to gain access for our games on mobile app stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC-client games.

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

In August 2008 and April 2009, Blizzard agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC, including StarCraft® II: Wings of Liberty® and World of Warcraft. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. Since the establishment of this joint venture, Blizzard has agreed to license StarCraft® II: Heart of the Swarm®, Heroes of the Storm®, Hearthstone, Diablo III, StarCraft® II: Legacy of the Void® and Overwatch to Shanghai EaseNet for operation in the PRC, all of which have been commercially launched . In September 2016, Shanghai EaseNet and Blizzard extended the term of their joint venture as well as all existing game licenses by Blizzard to Shanghai EaseNet to January 2020. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” If we are unable to maintain a stable relationship with Blizzard, or if Blizzard establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and Blizzard could terminate or fail to renew the license and joint venture agreements with us, which in either case could harm our operating results and business. Moreover, the success of our arrangements with Blizzard depends on the popularity of the games licensed to us by it in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by Blizzard over which we have no control. In addition, certain events may limit Blizzard’s ability to develop or license online games, such as claims by third parties that Blizzard’s online games infringe such third parties’ intellectual property rights or Blizzard’s inability to acquire or maintain licenses to use another party’s intellectual property in its online games. In the case of such events, Blizzard may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with Blizzard.

The licenses between Shanghai EaseNet and Blizzard require Shanghai EaseNet, as licensee of the games, to pay to Blizzard royalties for the games over the terms of the licenses, make minimum marketing expenditure commitments and provide funds for hardware to operate the games. We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid under the guarantee for marketing the licensed games and for hardware support to operate the games from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet. See Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” for details about these arrangements.

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

Our new online games, including mobile games and PC-client games, may attract game players away from our existing games and shrink the player base of our existing online games, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase time or virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

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

Several of our competitors have reported that certain third parties have misappropriated the source codes of their games and set up illegal game servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not to our knowledge experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 5.6% of our total net revenues for 2016, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

Changes in government policy could also restrict or curtail our online advertising services. Moreover, the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our media platforms.

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

As competition intensified for advertising services, we launched new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers. In particular, we increased our sales staff to support more direct contacts with advertisers. In addition, to increase traffic on the NetEase websites and our mobile news application, NetEase News App, and enhance their appeal to advertisers, we have been focusing on high profile events, such as the NetEase Annual Economist Conference and the NetEase Attitude Awards, an awards ceremony for individuals excelling in music, film and sports hosted by us to promote our brand name. We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years. We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

We established our two e-commerce platforms, Kaola.com, or Kaola and You.163.com, or Yanxuan, in January 2015 and April 2016, respectively. Kaola sells mainly imported goods that we source from overseas suppliers, including maternity and baby products, skincare and cosmetics and other general merchandise. Yanxuan sells our private label products, including apparel, homeware, kitchenware and other general merchandise which we source directly from original design manufacturers in China. We generate revenue from both these platforms through merchandise sales and recognize revenue on a gross basis as we carry our own inventory and have discretion in setting prices. Our e-commerce business exposes us to new challenges and risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues. Furthermore, our e-commerce business has required us to make significant investments in building a global supply and logistics infrastructure. The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise, including beauty products, are still evolving. New laws and regulations and new interpretations of existing laws and regulations may be adopted from time to time to regulate our e-commerce business, and additional licenses and permits may be required. For example, in March 2016, relevant PRC regulatory authorities introduced new rules, which took effect on April 8, 2016, governing taxation of cross-border e-commerce retail imports that caps the value of goods that may be imported at a reduced tax rate, which may adversely impact transaction volumes of certain high-end commodities on cross-border e-commerce platforms like Kaola. For more information on this and other regulations affecting our e-commerce business, see “Government Regulations — E-commerce.” As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our e-commerce business.

We have limited experience and operating history in the e-commerce business, which makes predicting our future results of operations difficult. Therefore, our past results of operations should not be taken as indicative of our future performance. In addition, our profit margin from the e-commerce business, even if the business is successful, is likely to be relatively lower than our profit margin from our online game business and advertising business. If we cannot successfully address new challenges and compete effectively, we may not be able to recover the costs of our investments, and our future results of operations and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our e-commerce business may be materially and adversely affected.

The future growth of our e-commerce business depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. We are relatively new to this business and our lack of relevant customer data may make it more difficult for us to keep pace with evolving customer demands and preferences. Our e-commerce website makes recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior. Our customers choose to purchase products on our website due in part to our ability to offer attractive prices, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our e-commerce business.

If we fail to manage our inventory effectively, our e-commerce business may be materially and adversely affected.

Our e-commerce business requires us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it, especially for direct sales for cross-border goods. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish relationships with suppliers and original design manufacturers, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. For those products we sell directly, we normally do not have the right to return unsold items to our suppliers.

Our net inventories have increased significantly in 2016, from RMB817.8 million as of December 31, 2015 to RMB1,578.1 million (US$227.3 million) as of December 31, 2016. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

During April and May 2003, we experienced a decline in the rate of growth of our online games services which we believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Subsequently, there have been confirmed human cases of the H5N1 strain of influenza virus, commonly referred to as “bird flu” or “avian influenza,” in the PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries, which have proven fatal in some instances. In addition, in April 2009, H1N1, a new strain of the influenza virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. There have also been recent reports of outbreaks of an avian flu caused by the H7N9 virus, or H7N9, including confirmed human cases, in China. A renewed outbreak of SARS, the spread of H5N1, H1N1 or H7N9, or another widespread public health problem in China, where virtually all of our revenue is derived, or in Beijing, Shanghai, Guangzhou or Hangzhou, where most of our employees are located, could have a negative effect on our business and operations.

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

Certain of our affiliated companies are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. In particular, the business and operations of Guangzhou NetEase, the operator of the NetEase websites and a provider of online games, e-mail, e-commerce and other fee-based premium services, Wangyibao Co., Ltd., or Wangyibao, the operator of our Wangyibao online payment platform and a wholly-owned subsidiary of Guangzhou NetEase, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, the operator of our online dictionary, online education and other cloud application services, Beijing NetEase Media Co., Ltd. (previously named Beijing Guangyitong Advertising Co., Ltd.), or NetEase Advertising, an advertising firm, and Hangzhou NetEase Leihuo Network Co., Ltd., or Hangzhou Leihuo, a provider of mobile games, and certain other affiliated companies, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase. For example, Chinese laws and regulations require us to verify the content of third-party advertising we place on the NetEase websites, and we are partly dependent upon the conduct of NetEase Advertising, which is not directly subject to those laws and regulations, in order to ensure that we remain compliant with those laws and regulations. These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements and may materially and adversely affect our results of operations and financial position.

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

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities.

Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently do. In addition, Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2016, approximately 44.4% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and variable interest entities, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.” As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and variable interest entities are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—We may be treated as a resident enterprise for PRC tax purposes following the promulgation of the Enterprise Income Tax Law on January 1, 2008, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” below for further details. Any limitation on the ability of our PRC subsidiaries and variable interest entities to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Our arrangements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated entities and their respective shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes.

A transfer of shares of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer or certain other affiliated entities may trigger tax liability.

If we need to cause the transfer of shareholdings of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer or certain other affiliated entities from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as a HNTE and/or a “Key Software Enterprise.” For example, in 2013, NetEase Beijing, Boguan and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, were approved as “Key Software Enterprises” and enjoyed preferential tax rates of 10.0% from 2011 to 2014. These three entities were also qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016. NetEase Media Technology (Beijing) Co., Ltd., or Media Beijing, was qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2014 to 2016. In addition, Boguan, NetEase Hangzhou and Media Beijing each qualified as a Key Software Enterprise in 2016 and enjoyed a further reduced preferential tax rate of 10% for 2015. StormNet Information Technology Co., Ltd., or StormNet IT SH, a wholly owned subsidiary of StormNet HK, also qualified as an HNTE in 2016 and enjoys a preferential tax rate of 15% from 2016 to 2018. See Item 5.A. “Operating Results — Income Taxes.”

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

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2016. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase websites. We are involved in several intellectual property infringement claims or actions and are occasionally subject to defamation claims. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase websites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase websites. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third -party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

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

We rely on a combination of copyright, trademark, patent and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective in preventing unauthorized parties from copying or otherwise obtaining and using our technology. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology.

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

The PRC Ministry of Commerce published a discussion draft of a proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government allowed the RMB to appreciate slowly against the U.S. dollar again, and it had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014. Between January 2014 and December 2016, the RMB depreciated against the U.S. dollar by approximately 15%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar. Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ADSs in U.S. dollar terms.

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

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. In order to limit the flow of capital out of China, the overall current regulatory environment relating to foreign exchange controls in China suggests that, as a matter of practice, SAFE has been making it increasingly difficult to obtain foreign exchange approvals for offshore dividend payments or capital account settlement.

In addition, foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, any transfer of funds from us to any of our PRC subsidiaries or variable interest entities, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries or variable interest entities will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance the operations of our PRC subsidiaries or variable interest entities by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. Any future restrictions imposed by SAFE or tightened foreign exchange control by SAFE as a matter of practice may adversely affect our ability to utilize our revenues effectively and pay dividends to our shareholders.

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

To operate the NetEase websites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained ICP licenses issued by the Guangdong Provincial Telecommunications Bureau in 2000. The ICP license of Guangzhou NetEase issued by the Guangdong Provincial Telecommunications Bureau was replaced by the Value-Added Telecommunication Operating License issued by the MII in 2004, which was further replaced by the Value-Added Telecommunication Operating License issued by the Guangdong Provincial Telecommunications Bureau in 2009 and 2014, respectively. Guangzhou NetEase has also obtained the following licenses and registrations: a website registration with the Beijing Municipal Administrative Bureau of Industry and Commerce, an audio-visual product operating license issued by Guangdong Culture Department to sell audio-visual products on the Internet, which was replaced by a publication operating license issued by the Administration of Culture, Radio, Film and Television, Press and Publication of Guangzhou, an Internet publishing license issued by the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT (which was formed from the merger of the former General Administration of Press and Publication, or GAPP, with the former State Administration of Radio, Film and Television, or SARFT), an Internet Culture Operating License issued by Guangdong Culture Department, a license for online dissemination of drug-related information issued by Guangdong Food and Drug Administration, an Internet news information service license issued by the State Council Information Office, a permit for the Network Transmission of Audiovisual Programs issued by SAPPRFT, a permit for the production of audiovisual programs issued by the Press, Publication, Radio, Film and Television Administration of Guangdong. NetEase, Inc. relies exclusively on contractual arrangements with Guangzhou NetEase and its approvals to operate as an ICP. In addition, to operate the online games licensed from Blizzard in compliance with all the relevant ICP-related Chinese regulations, Shanghai EaseNet obtained a Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau in October 2008 and an Internet Culture Operating License from MOC in October 2008.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games and e-mail, e-commerce and other services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Youdao Computer and Shanghai EaseNet if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services or e-mail and e-commerce services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

We have provided certain e-commerce services related to third-party lottery products. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, an approval from the MOF is required for conducting an online lottery sales business. On January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. The Lottery Implementation Rules became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the approval of the MOF and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014. Such measures expressly allow lottery sales online or via telephone after obtaining an approval from the MOF. However, there are no associated implementation rules. Under these issued rules or regulations, it is currently unclear if we need to obtain approval from the MOF with respect to our provision of e-commerce services related to third-party lottery products.

On January 15, 2015, the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Lottery Self-Inspection Notice, was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the State Administration of Industry and Commerce, or SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued a public announcement (Announcement No. 18 of 2015) with regard to online lottery sales in China, or Announcement No. 18, which reaffirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future. After the issuance of the Lottery Self-Inspection Notice, we were informed by provincial sports lottery administration centers that, as part of their self-inspection process, they would temporarily suspend accepting online purchase orders for lottery products.  The suspension began in late February 2015 and remained in effect after Announcement No. 18 and as of the date of this annual report. As a result, our e-commerce services related to third-party lottery products were affected, and we have not been able to process online purchase orders for the suspended lottery products. On April 28, 2016, the MOF, the Ministry of Public Security, the SAIC, the Ministry of Civil Affairs and the State General Administration of Sport jointly promulgated the Notice on Seriously Investigating and Severely Sanctioning the Unauthorized Online Lottery Sale (Cai Zong [2016] No.22), or Notice No. 22. In addition to reaffirming that using the Internet to sell lottery products requires government authorization, Notice No. 22 announces the government’s plan to set up the procedures and application process for such authorization. We intend to submit an application to the relevant government agency for such authorization to provide online lottery services. However, we do not know when, or if at all, such application procedure will be in place. We also cannot guarantee you if our application will be approved. A prolonged or permanent suspension has had and will continue to have a material adverse impact on our e-commerce related revenues, and our results of operations and prospects may be adversely affected.

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

One of the features of our PC-client and mobile MMORPGs which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. Other than the General Rules on the Civil Law of the People’s Republic of China, which was passed by the National People’s Representative Meeting on March 15, 2017 and shall take effect on October 1, 2017, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

Restrictions on virtual currency may adversely affect our online game revenues.

Our online game revenues are collected through the sale of physical and virtual prepaid point cards, as described elsewhere on this annual report, including below in the “User Fees” section in Item 4.B of this annual report.

On February 15, 2007, the MOC issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which directs the People’s Bank of China, or the PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. Under the Internet Cafés Notice, the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a clear distinction between virtual transactions and real transactions, so that virtual currency should only be used to purchase virtual items.

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

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free Web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an Internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer e-commerce platforms and to provide online shopping mall and other e-commerce services in China. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We launched our two e-commerce platforms, Kaola and Yanxuan in January 2015 and April 2016, respectively.

Our company was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2016 Revision). Our principal executive offices are located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193. Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2016 consisted mainly of cost incurred for the construction of our new office buildings and warehouses in Beijing, Guangzhou, Hangzhou, Zhoushan and Ningbo in China, acquisition of new servers in connection with the operation of our self-developed and licensed games and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB1,135.5 million (US$163.6 million). Our principal capital expenditures for 2015 consisted mainly of cost incurred for the construction of our new office buildings and warehouses in Beijing, Guangzhou, Hangzhou, Zhoushan and Ningbo in China, acquisition of new servers in connection with the operation of our self-developed and licensed games, and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB866.3 million. Our principal capital expenditures for 2014 consisted mainly of cost incurred for the construction of our new office buildings in Beijing, Guangzhou, Hangzhou and Zhoushan in China, acquisition of new servers in connection with the operation of our self-developed and licensed games, and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB537.4 million.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalty fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games. For further details, see Item 4.B. “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” As of December 31, 2016, we had capital expenditure commitments of RMB1,149.2 million (US$165.5 million) for 2017 onwards, which primarily consist of commitments made in connection with the construction of new office buildings and warehouses in Hangzhou, Guangzhou, Zhoushan and Ningbo. Our capital expenditures in 2016 have been, and future capital expenditures are expected to continue to be, funded by operating cash flows and our existing capital resources.

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

We generate revenues from fees we charge users of our online games, from selling advertisements, and from sales, service or commission fees from e-mail, e-commerce and other services, including revenues from sales of a wide range of products offered on our e-commerce platforms.

Our ability to leverage our Internet media traffic to generate revenues in online gaming, advertising services and e-commerce is a key component of our growth strategy.

Online Games Services

Our online games business focuses on offering massively multi-player online role-playing games (commonly known as “MMORPGs”), and other types of games to the Chinese market.

MMORPGs are played over the Internet or mobile networks in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect to interact with each other. We develop and operate MMORPGs that are targeted at or localized to the Chinese market, and we strive to provide the highest quality game playing experience to our users. In addition, starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC, as discussed below under “Our Services — Game Licensing and Joint Venture with Blizzard.”

We use two revenue models for PC-client games: an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience, and a time-based model, in which players pay for game playing time. A majority of our revenues come from our games that use the item-based model, including our self-developed item-based PC-client MMORPG games, such as Tianxia III, New Ghost (a new version of Ghost II), Revelation, Demon Seals, Kung Fu Master II, Heroes of Tang Dynasty Zero, and an item-based version of New Westward Journey Online II. Games that use the time-based model include self-developed games such as New Westward Journey Online II and Fantasy Westward Journey Online, as well as licensed games such as World of Warcraft. We plan to launch other new games using the item-based revenue model in the future.

To pay for PC-client game playing time or virtual items purchased within a game, players use our proprietary prepaid point system by purchasing physical prepaid point cards or virtual prepaid point cards. We work with a wide range of distributors to distribute our point cards to gamers across China. Physical prepaid point card distribution channels include wholesalers, Internet cafés, software stores, supermarkets, bookstores and newspaper stands, as well as convenience stores mainly in Guangzhou Province, Shanghai, Beijing and in several second tier cities. Virtual prepaid point cards can be purchased online by debit card, credit card or bank transfer using online payment service platforms.

As of December 31, 2016, we also offered over 100 self-developed and licensed mobile games of various genres, such as the Fantasy Westward Journey and Westward Journey Online mobile games and the mobile version of New Ghost, Onmyoji, Invincible and Heroes of Tang Dynasty mobile. We distribute our mobile games by partnering with major Android- and iOS-based app stores in China as well as through our proprietary distribution channels, such as our website and NetEase News App. Mobile game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionalities, within our games. Users have a variety of payment options for our in-game virtual items, including our prepaid cards, online payments through app stores and other online payment channels.

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

Advertising Services

Our large and growing user base attracts well-known advertisers to our web sites. The various content channels and wide range of online services offered through our Internet media forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users. Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities. We mainly charge advertisers on a per diem fixed fees basis. We also offer advertising services based on performance-based pricing model, such as based on cost per thousand impressions, which means the number of times an advertisement is displayed, or cost per action by the consumers after viewing our advertisements, including but not limited to clicking on links to our customers’ products. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within our website. Discounts from standard rates are typically provided for higher-volume, longer-term advertising contracts, and may be provided for promotional purposes.

E-mail, E-commerce and Others

As one of the largest e-mail services provider in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. We also offer a wide range of e-commerce services, which primarily include Caipiao, an online service that facilitates the processing of end users’ purchase orders for lotteries operated by third-party vendors, and Baoxian, an online service that facilitates the sale of insurance products from third-party insurers. We sell merchandise through our two e-commerce platforms, Kaola and Yanxuan. Kaola sells mainly imported goods that we source from overseas suppliers, including maternity and baby products, skincare and cosmetics and other general merchandise. Yanxuan sells our private label products, including apparel, homeware, kitchenware and other general merchandise which we source directly from original design manufacturers in China. Our other services include Wangyibao, our online payment platform, EaseRead, our e-reading apps, Cloud Music, our online music social network, NetEase Cloud Classroom, our online education platform, Internet finance services as well as the sale of game-related accessories to our users. For additional information, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.”

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

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-mail, e-commerce and other services. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, as well as certain other affiliated entities. Under the contracts, we provide our Internet, e-mail and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and certain other affiliated entities and they operate the NetEase online games, websites, the online advertising business as well the e-mail and e-commerce business. Guangzhou NetEase also has a wholly-owned subsidiary, Wangyibao, the operator of our Wangyibao online payment platform. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Each of Guangzhou NetEase and NetEase Advertising is 99.0% beneficially owned by our founder, Chief Executive Officer and major shareholder, William Lei Ding, and 1.0% owned by one of our employees. Youdao Computer, the operator of our online dictionary, online education and other cloud application services, is 71.1% owned by William Lei Ding and 28.9% owned by individuals who are or were employees of Youdao Computer. Wangyibao is 100.0% owned by Guangzhou NetEase. Hangzhou Leihuo is owned by two of our employees. We do not have any direct ownership interest in those companies.

Under our agreements with Guangzhou NetEase, we have agreed to pay its operating costs. Under our agreements with NetEase Advertising, Hangzhou Leihuo and Youdao Computer, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by NetEase Advertising, Hangzhou Leihuo or Youdao Computer for their operations. Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Youdao Computer are each prohibited from incurring any debt without our prior approval.

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

HQG Inc., HQG Limited and Hangzhou Youmai Technology Co., Ltd., or Hanghzou Youmai, were established by us in 2014. HQG Limited and Hangzhou Youmai now operate our cross-border e-commerce business. Hangzhou Netease Yanxuan Trading Co., Ltd. or Hangzhou Yanxuan, was established by us in 2016. Hangzhou Yanxuan now operates our e-commerce platform through which we sell our private label products.

The following diagram shows the group structure of our principal subsidiaries and affiliated companies, other than our joint venture arrangements with Blizzard, which are described separately in this section.

NetEase, Inc (holding company, incorporated in Cayman Islands)
100.0%
NetEase Interactive Entertainment Limited (holding company, incorporated in British Virgin Islands)
Hong Kong NetEase Interactive Entertainment Limited (holding company, incorporated in Hong Kong)
Hangzhou Langhe Technology Co., Ltd. (provides technical and consulting services for licensed games, formed in PRC)
NetEase (Hangzhou) Network Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
Hangzhou NetEase Leihuo Network Co., Ltd. (operates mobile game business, formed in PRC)
NetEase (Hong Kong) Limited (holding company, incorporated in Hong Kong)
Guangzhou Boguan Telecommunication Technology Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
NetEase Information Technology (Beijing) Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
Guangzhou NetEase Computer System Co., Ltd. (operates NetEase websites and offers various online and other services, formed in PRC)
1.0%
99.0%
Xiaojun Hui
William Lei Ding
Wangyibao Co., Ltd. (provides online payment system, formed in PRC)
Youdao, Inc (Cayman Islands)
Youdao (Hong Kong) Limited
Other Shareholders
71.1%
28.9%
NetEase Youdao Information Technology (Beijing) Co., Ltd. (provides online dictionary, online education and other cloud applications services, formed in PRC)
Beijing NetEase Youdao Computer System Co., Ltd. (provides online dictionary, online education and other cloud applications services, formed in PRC)
Other Shareholders
William Lei Ding
NetEase Media, Inc. (holding company, incorporated in Cayman Islands)
NetEase Media (Hong Kong) Limited (holding company, incorporated in Hong Kong)
NetEase Media Technology (Beijing) Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
Tianjin Wang Zhi Yi Innovation and Technology Co., Ltd. (provides technical consulting and related services, formed in PRC)
Beijing NetEase Media Co., Ltd. (PRC)
99.0%
1.0%
William Lei Ding
Lili
Lede Inc. (holding company, incorporated in Cayman Islands)
Lede (Hong Kong) Limited (holding company, incorporated in Hong Kong)
Lede Technology Co., Ltd. (provides e-commerce services, formed in PRC)
Yanxuan, Inc. (holding company, incorporated in Cayman Islands)
HQG, Inc. (holding company, incorporated in Cayman Islands)
HQG Limited (holding company, incorporated in Hong Kong)
Hangzhou Youmai Technology Co., Ltd. (provides cross-board e-commerce services, formed in PRC)
Miaode.com, Inc. (holding company, incorporated in Cayman Islands)
Yanxuan (Hong Kong) Limited. (holding company, incorporated in Hong Kong)
Hangzhou Netease Yanxuan Trading Co., Ltd. (provides domestic e-commerce services, formed in PRC)
Represents equity interests
Represents contractual arrangements

OUR SERVICES

Online Games

PC-client Games

We launched our first PC-client MMORPG, Westward Journey Online, in December 2001 and began charging users for playing time beginning in January 2002. Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed PC-client MMORPG, Fantasy Westward Journey, in January 2004. Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey Online in 2013. We subsequently have launched a number of additional online games, as set forth in the table below.

In 2016, we launched new expansion packs for several of our existing games, as set forth in the table below. Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey Online, New Westward Journey Online II, New Ghost, Revelation, Tianxia III and Heroes of Tang Dynasty Zero. These games are PC-client MMORPGs set in classical Chinese-themed fantasy worlds. The following table sets forth these and certain of our other major PC-client games.

Game	Genre	Revenue Model	Date of Initial Commercial Launch	Date of Issue of Latest Expansion Pack
Tianxia III	3D MMORPG, classical Chinese setting	Item-Based	October 2011	December 2016
New Westward Journey Online III (a comprehensive upgrade of Westward Journey Online III)	2D MMORPG, classical Chinese setting	Time-Based	May 2013	August 2016
Fantasy Westward Journey Online (a comprehensive upgrade of Fantasy Westward Journey)	2D MMORPG, classical Chinese setting	Time-Based	July 2013	January 2017
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	Time-Based Item-Based	September 2013 August 2014	June 2016 June 2016
Heroes of Tang Dynasty Zero (a comprehensive upgrade of Heroes of Tang Dynasty II)	2.5D MMORPG, classical Chinese setting	Item-Based	August 2014	December 2016
Kung Fu Master II (a comprehensive upgrade of Kung Fu Master)	2.5D MMORPG, classical Chinese setting	Item-Based	October 2014	October 2016
Revelation	3D MMORPG, classical Chinese setting	Item-Based	January 2015	December 2016
Demon Seals	2.5D MMORPG, classical Chinese setting	Item-Based	April 2015	November 2016
New Ghost (a new version of Ghost II)	2.5D MMORPG, classical Chinese setting	Item-Based	September 2015	December 2016

Our PC-client game titles can be accessed from any location with an Internet connection by registered users of the NetEase websites. Users may enter our network with a password and a user ID after downloading our installation software. Players of these games select a specific character to begin play. Over the course of play, these characters build up experience and enhanced game capabilities, wealth, weapons and other possessions, all of which may be carried over into subsequent gaming sessions. In our item-based games, players can also purchase virtual items that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items or change the features of virtual items based on player feedback, market trends and other factors.

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

Users of our time-based games, such as New Westward Journey Online II, Fantasy Westward Journey Online and New Westward Journey Online III, pay RMB0.60 (US$0.10) per hour of game playing time. For our item-based games, such as Tianxia III, Heroes of Tang Dynasty Zero, New Ghost, Revelation and Demon Seals, we charge users a separate fee for each virtual item purchased within the games.

In connection with the introduction of our online games, we developed a prepaid point card to facilitate payment of fees for our online games services and, to a lesser extent, our other fee-based value-added services. Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands. Electronic point cards can also be purchased through credit cards or online payment platforms through which players can directly credit their accounts. Each prepaid card contains an account number and a password. The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, primarily playing time for online games. We also utilize our point cards for the payment of virtual items as we launch item-based games for which playing time is free and players may purchase various virtual items to enhance their game playing experience.

Mobile Games

Mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet. In response to this trend, we are developing games that can be operated on mobile devices. As of December 31, 2016, we have commercially launched over 100 mobile games of various genres, including self-developed and licensed casual, shooting, strategy and MMORPG games. To date, the majority of our most popular games are the mobile versions of our self-developed PC-client MMORPGs, such as the Fantasy Westward Journey and Westward Journey Online mobile games and the mobile version of New Ghost, Onmyoji, Invincible and Heroes of Tang Dynasty mobile.

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

For certain of our mobile games, we periodically introduce content updates to maintain our users’ interest.

Game Masters and Customer Service

Gameplay for both our PC-client and mobile MMORPG are monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play.

In addition, we believe that providing strong, dependable customer support is a key component to success in the online games business. Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail. As of December 31, 2016, our company employed approximately 1,800 personnel in our call center as customer service specialists for our online games as well as for our other services, of which 546 personnel provided customer service support for games licensed from Blizzard.

Game Licensing and Joint Venture with Blizzard

Commencing in August 2008, Blizzard has entered in various license agreements to license to Shanghai EaseNet on an exclusive basis in China the following PC-client and mobile games:

Game	Genre	Date of Initial License	Date of Initial Commercial Launch
StarCraft II series	Space-themed strategy game	August 2008	April 2011
World of Warcraft	Fantasy-themed role playing game	April 2009	September 2009
Heroes of the Storm	Multiplayer battle arena game	November 2012	June 2015
Hearthstone	Card game	July 2013	January 2014
Diablo III	Action role-playing game	June 2014	May 2015
Overwatch	Team-based first-person shooter game	May 2015	May 2016

In September 2016, Blizzard and Shanghai EaseNet agreed to extend the licenses to operate all of the foregoing games to January 2020.  Blizzard has also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net® platform, which enables multiplayer interaction within these games and other online services.

Shanghai EaseNet is required to pay royalties for these games to Blizzard and, until September 2016, was also required to pay license and consultancy fees to Blizzard for the StarCraft II series, World of Warcraft, and Overwatch games.  The license agreements also include minimum marketing expenditure commitments.  In sum, the total commitments amount to approximately RMB7.4 billion (US$1.1 billion) over the terms of the agreements.  As of December 31, 2016, our outstanding commitments under the license agreements with respect to the StarCraft II series, World of Warcraft, Hearthstone, Heroes of the Storm, Diablo III and Overwatch totaled RMB3,458.5 million (US$498.1 million).  We have guaranteed the payment of the foregoing amounts if and to the extent Shanghai EaseNet has insufficient funds to make such payments. We will be entitled to reimbursement of any amounts paid for the marketing of the games and hardware support to operate the games under the guarantee from any net profits subsequently generated by Shanghai EaseNet, after the deduction of, among others, various fees and expenses payable to Blizzard, us and our joint venture with Blizzard which will provide technical services to Shanghai EaseNet.

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

Revenues from our online games accounted for 79.1%, 76.0% and 73.3% of our total net revenues in 2014, 2015 and 2016, respectively.

Internet Media Business

Our Internet media business, which is conducted through the NetEase websites, offers Chinese Internet users a network of Chinese language-based online content channels, community and communication services, including news content, community forums, mobile-based applications, open courses (which offer users access to recorded content from classes and lectures) and interactive online video (which is a platform that provides online entertainment services). We also offer users other Web-based applications and services, including a Web directory, to enhance their Internet experience. Our Internet services are all designed with user friendly interfaces and easy to understand instructions.

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

Youdao

In addition to the services described above, the NetEase websites provide other services to our users including web search, video search, image search, news search, online shopping search (Huihui.cn), online dictionary (Youdao Dictionary), toolbar, cloud note-taking application (Youdao Cloudnote), which automatically retrieves syndicated online content and customized sets of search results, and online courses, including exam review courses taught by star instructors. Among these, Youdao Dictionary has become one of the most popular online translation tools among Chinese Internet users, achieving over 691 million installations as of December 31, 2016, and Huihui.cn is an online shopping search engine developed by us and launched in September 2012.

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

To strengthen our overall brand and increase traffic on the NetEase websites and enhance the websites’ appeal to advertisers, we periodically sponsor high profile events, such as the NetEase Annual Economist Conference and the annual Netease Attitude Awards.

Pricing for our Internet media advertising services has varied based on a number of factors including the duration for which advertisements appear on the NetEase websites and/or the NetEase News App, how often such advertisements are viewed by users and the number of users that perform a specific action, such as registering onto an advertiser’s website.

We mainly charge advertisers on a per diem fixed fees basis. We also offer advertising services based on performance-based pricing model, such as based on cost per thousand impressions or cost per action by the consumers after viewing our advertisements, including but not limited to clicking on links to our customers’ products.

Youdao Computer also enters into other advertising business contracts which provide priority placements in a search directory and other online marketing services on the Youdao Dictionary service.

Revenues from our Internet media accounted for 11.5%, 7.8% and 5.6% of our total net revenues in 2014, 2015, and 2016, respectively.

E-mail, E-commerce and Others

E-mail

We provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages. Registered users can access and send e-mail through their Web browsers, smart phone application or through the POP3 and SMTP standards, which allow users to handle e-mails on their own e-mail applications without opening their browsers. The free e-mail service includes free SPAM filters and anti-virus protection as well as the convenience of an address book to maintain user contact lists online. As of December 31, 2016, we had approximately 910 million registered free e-mail users. We also offer value-added e-mail services for individuals, known as VIP, which provide fee-paying subscribers with the latest anti-virus and anti-SPAM filtering capabilities. The VIP e-mail service also includes enhanced security features as well as several convenient online and offline payment methods and 24-hour customer support. As of December 31, 2016, we had approximately 433,000 active VIP e-mail subscribers. In addition, we also offer fee-based premium e-mail services to corporate users, who could use their corporate name as e-mail address and enjoy our custom-made functions, such as group instant message, push mail service and Internet disk services. As of December 31, 2016, we had approximately 450,000 corporate e-mail customers.

E-commerce

We operate two e-commerce platforms for consumers in China. The first e-commerce platform, Kaola, was established in January 2015. Through Kaola, we source goods from mainly overseas suppliers, maintain our own inventory and sell such imported goods, including maternity and baby products, skincare and cosmetics and other general merchandise, to Chinese consumers. The second e-commerce platform, Yanxuan, was established in April 2016. Through Yanxuan, we sell our private label goods, including apparel, homeware, kitchenware and other general merchandise, which we source directly from original design manufacturers, to Chinese consumers. We generate revenue from both these platforms through merchandise sales and recognize revenue on a gross basis as we carry our own inventory and have discretion in setting prices.

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

We also operated another e-commerce platform, Duobao, which provided services that allow users to purchase a virtual currency that could be exchanged for products.  We discontinued the Duobao platform in early 2017.

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

Revenues from e-mail, e-commerce and others accounted for 9.4%, 16.2% and 21.1% of total net revenues in 2014, 2015 and 2016, respectively.

SALES AND MARKETING

Sales

Online Games

We sell game playing time to users of the PC-client games that we operate largely in the form of prepaid point cards. We sell prepaid point cards to end users through over 1,100 distributors as of December 31, 2016. These distributors arrange for our cards to be offered at various retail points in China including, Internet cafés where some of the users of our online games access our system, and to a much larger extent, directly over the Internet. Historically, we sold prepaid point cards to distributors at a 6.0% - 12.0% discount off of their face value. We reduced the discount to 6.0% - 10.0% in June 2012, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. For the distributors selling prepaid point cards for use with the games licensed from Blizzard, the discount was 9.0% -12.0%, which was reduced to 7.0% - 10.0% in December 2011, 4.0% - 6.0% in January 2014 and 2.0% - 4.0% in February 2015. The discount for each distributor varies based on that distributor’s volume of point cards purchased. Users can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet.

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

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 478 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2016.

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

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and traditional and online advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year. In 2016, we continued with efforts to maintain or raise the popularity of our PC-client and mobile games and our licensed games from Blizzard through certain sales and promotional activities. We believe that players’ feedback has been positive in response to our recent promotional activities.

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

Our major area of focus is the development of our proprietary online games (including introducing new types of games) and localizing licensed games, and we plan to continue this focus in the future. As of December 31, 2016, we had approximately 5,900 programmers, network engineers and graphic designers dedicated to online game research and development.

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

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. The NetEase websites are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates. As of December 31, 2016, there were approximately 50,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, operating with Web server software from Apache and Netscape and using leased dedicated lines from CERNET and various affiliates of China Unicom and China Telecom.

In addition, we also develop our own systems to facilitate sales planning, targeting, trafficking, inventory management and reporting tools, as well as advertisement and search tracking systems for our advertising and search services.

We use Oracle’s database systems to manage our registered user database. NetEase has established a comprehensive user profile system, and we analyze user information on a weekly basis. We also deploy a single sign-on system that allows users to easily access our services within the NetEase websites. We intend to continue to use a combination of internally developed software products as well as third -party products to enhance our Internet media services in the future.

COMPETITION

A number of companies offer competitive products or services in China, our main operating market. Specifically, we are encountering competition from companies offering various online games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, and Perfect World Company Limited. We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihoo, iFeng.com, Youku, and other vertical Internet media. In addition, we face competition for our e-commerce businesses from other companies such as Alibaba, JD.com, Inc., Jumei International Holding Limited and Vipshop Holdings Limited. Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do. In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

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

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was revised in February 2016. The Telecom Regulations categorized all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses, with ICP services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was revised in February 2016. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China, with the one exception set forth in the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued by MII in June 2015, pursuant to which, foreign investors may hold up to 100% of the total equity in online data processing and transaction processing businesses. However, the FITE Regulations do not define the “online data processing and transaction processing business”, and its interpretation and enforcement involve significant uncertainties. Therefore, we cannot assure you whether our online retail business and distribution of online information falls into the “online data processing and transaction processing business” category and whether we are permitted to conduct such value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of the equity interests.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000 and was revised on January 8, 2011. Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau. Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services. Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). Also, Shanghai EaseNet, Youdao Computer, Hangzhou Leihuo, Zhejiang Yixin Science & Technology Co., Ltd, Wangyibao, Ujia E-commerce Co., Ltd., or Ujia, Zhoushan Bole Technology Co., Ltd., or Zhoushan Bole, NetEase Advertising, Hangzhou Bobo Technology Co., Ltd., or Hangzhou Bobo, and Hangzhou Ledu Technology Co., Ltd., or Ledu, have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by SCIO and MII on November 17, 2000, stipulate that websites of non-news organizations shall not publish news items produced by themselves and require the websites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. On September 25, 2005, the Regulations for the Administration of Internet News Information Services were promulgated jointly by SCIO and MII. The regulations require that any ICP operator that is a non-news organization but engaged in Internet news information services must obtain approval for those services from SCIO. Guangzhou NetEase has obtained an Internet News Information Service License from SCIO.

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

SARFT (later superseded by SAPPRFT) and MII jointly issued the Regulations for the Administration of Internet Audiovisual Program Services, or the Audiovisual Regulations, on December 20, 2007, which was revised on August 28, 2015, require that online audio and video service providers must obtain a permit from SAPPRFT in accordance with the Audiovisual Regulations. Guangzhou NetEase has obtained the Permit for the Network Transmission of Audiovisual Programs issued by SAPPRFT.

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

On April 16, 2009, the PBOC issued a notice, or the PBOC Notice, regarding the regulation of non-financial institutions engaged in the business of effecting payments and settlements. The PBOC Notice requires non-financial institutions established before April 16, 2009 which are engaged in the payment and settlement business to register with the PBOC before July 31, 2009. According to the PBOC Notice, such registration is interpreted as a basis for future policy making rather than a permit. Guangzhou NetEase has finished the required registration with the PBOC. In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit, Payment Service Permit, from the PBOC by August 31, 2011 to continue such business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients.  We have obtained the Payment Service Permit from the PBOC. On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which will take effect on July 1, 2016, which require that non-banking payment institutions shall implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients. The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all such accounts shall be owned by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that, beginning on April 17, 2017, a payment institution to deposit a certain percentage of the funds from its clients, pending payment from such clients, in a special deposit account with a designated financial institution where no interest on such percentage of funds shall accrue. This means that beginning on April 17, 2017, we will not be able to collect interest on a certain portion of funds that our users have with us through our Wangyibao payment platform. For other details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

On December 28, 2015, MII issued the Telecommunication Services Classification Catalogue (2015), replacing the old Telecommunication Services Classification Catalogue (2003), which took effect on March 1, 2016. The 2015 catalogue divides the information services business into five more detailed sub-categories and reclassifies the online data processing and transaction processing services business as a value-added telecom business from basic telecom business category in the 2003 Catalogue.

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

Information Security and Censorship

Regulations governing information security and censorship include:

•                  The Law of the People’s Republic of China on the Preservation of State Secrets (2010) and its Implementation Rules (2014).

•                  The Counter-espionage Law of the People’s Republic of China (2014).

•                  The Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, revised in 2011).

•                  The Administrative Regulations for the Protection of Secrecy on Computer Information System Connected to International Networks (1997, revised in 2011).

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

•                  Cyber Security Law of the People’s Republic of China (2016)

•                  The Administrative Measures of the Commercial Website Filings for the Record (2004).

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

On December 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which will become effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. We collect and use our users’ personal information only if our users give their informed consent, and we believe we have taken appropriate measures to protect the security of our users’ personal information.

Online Games

Effective as of April 10, 2009, the Measures for the Administration of Software Products, originally issued by MII on October 27, 2000, were amended and replaced by a new version issued by the MII in April 2009. According to these regulations, software products developed in the PRC could be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Subsequently, on February 24, 2015, the Decision of the State Council on a Group of Administrative Approval Items Cancelled or Adjusted and Other Matters was issued which eliminated such registration procedures. Prior to February 24, 2015, all of our online games were registered with MII and its offices at the provincial level in accordance with the prior regulation.

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by MOC in May 2003, which were revised in July 2004 and February 2011, online game operators are required to obtain an Internet Culture Operating License from MOC, which Guangzhou NetEase, Shanghai EaseNet and Hangzhou Leihuo have received. In 2004, MOC promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by MOC before they can be put into public testing or operation. Shanghai EaseNet has obtained MOC approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria, Warlords of Draenor and Legion, and StarCraft II series, including Wings of Liberty, Heart of the Swarm and Legacy of the Void, as well as Hearthstone, Heroes of the Storm, Diablo III and Overwatch.  In accordance with such regulation, we are also required to register domestic online games with the MOC after their release. We have accordingly made such registrations with the MOC for our domestic online games, including, for example, Fairy Tales, the New Westward Journey Online II mobile game and the Fantasy Westward Journey mobile game.

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

In addition, for imported online games, the relevant license agreements for such games are regarded as technology import contracts and, accordingly, must be registered with the Ministry of Commerce. Shanghai EaseNet has registered the license agreements for StarCraft II series and World of Warcraft with the local office of the Ministry of Commerce. Such license agreements also need to be registered with the State Copyright Bureau, otherwise the licensee cannot remit licensing fees out of China to the foreign game licensor. Shanghai EaseNet has registered the license agreement for World of Warcraft, StarCraft II series, Hearthstone, Heroes of the Storm, Diablo III and Overwatch with the State Copyright Bureau.

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

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the “Three Provisions” jointly promulgated by MOC, SARFT and GAPP (SARFT and GAPP were later superseded by SAPPRFT). According to this notice, SAPPRFT shall be responsible for the examination and approval of those online games made available on the Internet, and once an online game is available on the Internet, it shall be solely and completely administrated by MOC. The notice further clarifies that SAPPRFT shall be responsible for the examination and approval of the game publications which are authorized by overseas copyright owners to be made available on the Internet, and all other imported online games shall be examined and approved by MOC.

On September 28, 2009, GAPP (later superseded by SAPPRFT), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from SAPPRFT. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games which have been approved by SAPPRFT, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by SAPPRFT of such changed operation entity, new versions, expansion packs or new content. Shanghai EaseNet has obtained SAPPRFT approval for World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria, Warlords of Draenor and Legion, and StarCraft II series, including Wings of Liberty, Heart of the Swarm and Legacy of the Void, as well as Hearthstone, Heroes of the Storm, Diablo III and Overwatch. On May 24, 2016, SAPPRFT issued the Circular on the Administration over Mobile Game Publishing Services, or Circular 44, which came into effect on July 1, 2016 and provides that no mobile game shall be published and operated online without the approval of the SAPPRFT. We have taken necessary measures to comply with Circular 44.

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

According to the Guidelines for the Filing for Recordation of Domestic Online Games issued by MOC in 2005, domestic online games operating in China must be filed for recordation with MOC within 30 days after they are put into operation. Our internally developed online games, including New Westward Journey Online II, Fantasy Westward Journey II, New Legend of Westward Journey, New Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty II, New Fly For Fun, Legend of Fairy, New Ghost, DREAM, Soul of the Fighter, Kung Fu Master II, Heroes of the Three Kingdoms, Dragon Sword, Onmyoji and other causal games, have successfully finished the recordation process.

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

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, or the New Advertising Law. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisement, such as “national”, “supreme” or “best” and provides a more detailed definition of “false advertisement”. The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal email addresses if such advertisement is not invited or the receiver of the advertisement has rejected such advertising. We have taken necessary measures, including more stringent examination and monitoring of our advertisers and the content of their advertisements, in compliance with the New Advertising Law.

On July 4, 2016, SAIC promulgated the Provisional Measures of Internet Advertising Management, or the Internet Advertising Management Measures, which took effect on September 1, 2016. According to these measures, (i) an Internet advertisement shall be identifiable and clearly labeled as “advertisement”; (ii) paid search advertisements shall be clearly distinguished from natural search results; (iii) advertisements published in the form of pop-up or other forms shall be clearly marked with a “Close” sign to ensure “Single Click to Close”; and (iv) no entity or individual may induce users to click on the contents of an advertisement through deception, or attach advertisements in any form to an e-mail without user’s permission. We have taken necessary measures to ensure that our current advertising publication and distribution process are in compliance with the Internet Advertising Management Measures

Online Lottery Services

The principal rules and regulations currently in effect and applicable to online lottery services include the Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the MOF on September 26, 2010, and effective upon its promulgation. On January 18, 2012, the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sports jointly promulgated the Lottery Implementation Rules, which became effective on March 1, 2012. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013, and the Tentative Administrative Measures on Telephone Lottery Sale, which became effective on April 1, 2014. On January 15, 2015, the Lottery Self-Inspection Notice was jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sport. In addition, on April 3, 2015, the MOF, the PRC Ministry of Public Security, the SAIC, the MII, the PRC Ministry of Civil Affairs, the People’s Bank of China, the State General Administration of Sport and the China Banking Regulatory Commission jointly issued Announcement No. 18, which affirmed that any entities or individuals engaged in online sales of lottery tickets which have not been approved by the MOF should immediately cease such activities and that lottery vendors shall be required to obtain written approval from the MOF before engaging in sales of lottery products online in the future. On April 28, 2016, the MOF, the Ministry of Public Security, the SAIC, the Ministry of Civil Affairs and the State General Administration of Sport jointly promulgated the Notice No. 22, which reaffirms that using the Internet to sell lottery products requires government authorization and announces the government’s plan to set up the procedures and application process for such authorization. We intend to submit an application to the relevant government agency for such authorization to provide online lottery services. However, it currently remains unclear when, or if at all, such application procedure will be in place and if any application we submit will be approved. For more details, see Item 3.D. “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—An ongoing government suspension has adversely affected our e-commerce services related to third-party lottery products and we may be required to obtain governmental authorizations and approvals for providing such e-commerce services, which, if unattainable, may adversely affect our e-commerce business.”

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

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading, or the Online Trading Measures, which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition. On January 5, 2015, SAIC issued the Measures for the Punishment of Conduct Infringing the Rights and Interests of Consumers, or the Consumer Conduct Measures, which became effective on March 15, 2015. According to these measures, business operators are prohibited from a wide range of activities that would infringe upon the rights and interests of consumers, including but not limited to collecting and using information related to consumers without their consent, illegally providing third parties with such information in any form, or sending promotional message to consumers despite their express refusal. We believe we have taken the necessary measures to comply with the Consumer Conduct Measures. On September 2, 2015, SAIC issued the Interim Provisions on the Administration of Centralized Online Promotional Activities for Goods and Services, which require the organizer of centralized online promotion activities to publish the methods, terms and rules of the activities in advance in an obvious position on its website. On January 6, 2017, SAIC issued the Interim Measures for Return of Online Purchases within seven Days without Reason, or the Online Return Measures, which became effective on March 15, 2017. According to these measures, any consumer goods purchased online could be returned without any reason, if in good condition and are returned within seven days of receipt with signature from the consumers, except for customized products, fresh or live products, perishable goods, digital products, newspapers, periodicals and the goods confirmed to be exception of Online Return Measures by the consumers at the time of purchase.

The General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Retail Commodities under E-Commerce, or Customs Circular No. 26, which took effect on April 8, 2016. Under the Customs Circular No. 26, e-commerce enterprises, e-commerce trade platform enterprises, payment enterprises and logistics enterprises shall, before the declaration of import retail commodities through cross border e-commerce, respectively submit to the customs bureau the information on trade, payment and logistics, among others. E-commerce enterprises shall verify the identity information of purchaser (subscriber) of cross-border e-commerce retail imports and provide the customs bureau with the effective identity information authenticated by respective competent authorities.

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

On March 24, 2016, the MOF, General Administration of Customs and the State Administration of Taxation issued the Notice on Import Tax Policies for E-Commerce Retailers (Cai Guan Shui (2016) No. 18), with effect on April 8, 2016. According to the notice, which is applicable to the imported goods listed in the E-Commerce Retail Import Commodities List that was issued by the MOF and ten other relevant PRC regulatory authorities on April 6, 2016, customs duties, import VAT and consumption tax will be charged on cross-border e-commerce retail imports calculated based on the goods imported, with individual purchasers of cross-border e-commerce retail imports defined as the taxpayers, the actual transaction price (including retail price, freight and insurance premium) regarded as the dutiable value, and e-commerce companies and trading platforms or logistics companies bearing the obligations of tax collection and withholding. The value of single transactions of retail products imported through cross-border e-commerce is capped at RMB2,000, and the total value of transactions carried out by an individual is capped at RMB20,000 per year. For cross-border e-commerce retail imports with a value within the above-mentioned limits, a zero tariff rate is applicable but, at the same time, import VAT and consumption tax exemptions will be abolished and import VAT and consumption tax will be charged temporarily at 70% of the statutory taxable amount. The relevant taxes will be charged in full on any transactions exceeding the single-transaction limit or the cumulative annual limit, and single indivisible goods whose dutiable value exceeds RMB2,000.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

We rely on a combination of copyright, trademark, patent and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign all necessary documents to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

We have registered a number of domain names, including:

•                  www.netease.com;

•                  www.163.com;

•                  www.yeah.net;

•                  www.126.com;

•                  www.lofter.com;

•                  www.youdao.com;

•                  www.nease.net;

•                  www.188.com;

•                  www.lede.com;

•                  www.kaola.com;

•                  www.bobo.com;

•                  www.neteasemedia.com; and

•                  www.miaode.com;

•                  www.163yun.com;

•                  www.onmyojigame.jp; and

•                  www.immortalconquest.eu

Guangzhou NetEase and NetEase Beijing have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, they have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming, interactive online video, e-commerce and our Internet finance services. We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have also filed and registered the marks for “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and/or simplified Chinese characters in the United States, the European Union, the Republic of Korea, Japan, Macau, Taiwan, Thailand, and other jurisdictions.

In addition, we have registered our various self-developed games and other online products with the State Copyright Bureau of China. Moreover, we have filed certain patent applications with the State Intellectual Property Office of China and U.S. Patent and Trademark Office, and have obtained Certificate of Design Patent for the Password Protection Device and Certificates of Invention Patent for the Password Protection Device, Netease Cloud Music, Youdao Dictionary, YiChat, hardware products. and certain other technologies related to our games, e-mail, live video, news, blog, educational products, reading products, YiChat, e-commerce and finance, Cloud Music, hardware products, agricultural products, cloud technology, augmented reality technology, computer technology and e-mail from the State Intellectual Property Office, as well as Certificates of Utility Patent for games in the United States.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. Infringement or misappropriation of our intellectual property could materially harm our business. We own the intellectual property (other than the content) relating to the NetEase websites and the technology that enables on-line community, personalization, online game, Cloud Music, instant message, e-commerce and finance services on those sites. We license content from various freelance providers and other content providers.

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

D.                                    Property, Plants and Equipment

Our principal executive offices are currently located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193. As of December 31, 2016, we leased office and warehouse facilities with a total effective annual rent of RMB145.2 million (US$20.9 million), including management fees, and an aggregate of approximately 287,630 square meters of space at properties mainly in Beijing, Shanghai, Guangzhou, Hangzhou and Zhengzhou.

We own and occupy a research and development center in Hangzhou, China with a total floor area of 110,500 square meters, where our e-commerce and other online services and their related sales, marketing, technology, management and administrative functions are located and an office building in Beijing with a total floor area of 95,000 square meters, where our adversiging services are located. We also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions relating to game development are currently located. In addition, we also acquired a warehouse with a total floor area of 26,000 square meters in Ningbo for the operation of our e-commerce businesses.

We are in the process of constructing four new office buildings and warehouses in Hangzhou, Guangzhou, Zhoushan and Ningbo on land with an area of approximately 76,000, 37,000, 18,900 and 160,000 square meters, respectively. As of December 31, 2016, we had incurred construction in progress costs of RMB642.4 million (US$92.5 million) for these new office buildings, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities are adequate for our needs in the immediate and foreseeable future.

As of December 31, 2016, we owned approximately 50,000 network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates for which we paid server custody fees, and we leased dedicated lines from affiliates of CERNET and various affiliates of China Unicom and China Telecom pursuant to short term contracts. Our server custody and lease fees were approximately RMB555.9 million (US$80.1 million) for the year ended December 31, 2016, of which approximately 27% was related to the operations of online games licensed from Blizzard.

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

A.                                    OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2016, we had approximately 892.0 million accumulated registered accounts for our in-house PC-client games and over 100 mobile games, as well as a total of approximately 3.8 billion accumulated registered accounts for our other online services.

We achieved a net income attributable to our shareholders of RMB11,604.5 million (US$1,671.4 million) for 2016 and generated positive operating cash flows of RMB15,488.3 million (US$2,230.8 million) during the year. We recorded retained earnings of RMB21,224.0 million, RMB26,419.7 million and RMB35,328.8 million (US$5,088.4 million) as of December 31, 2014, 2015 and 2016, respectively.

Our Corporate Structure

Our company was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-commerce services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated companies. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, Media Beijing, NetEase Hangzhou, Boguan, Hangzhou Langhe and Lede Technology provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a wholly-owned subsidiary, Wangyibao (the operator of our Wangyibao online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2016, the total assets of all the consolidated VIEs of our company were RMB10.6 billion (US$1.5 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2016, the total liabilities of the consolidated VIEs were RMB10.0 billion (US$1.4 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables. As of December 31, 2016, the total assets of our company and all of our consolidated subsidiaries were RMB47.4 billion (US$6.8 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, prepayments and other current assets, fixed assets and other long-term assets. As of December 31, 2016, the total liabilities of our company and all of our consolidated subsidiaries were RMB9.6 billion (US$1.4 billion), mainly comprising accounts payable, salary and welfare payables, tax payable, short-term loan, deferred revenue, accrued liabilities and other payables.

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

Revenues

We generate our revenues from the provision of online games services, advertising services and e-mail, e-commerce and other services. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2014, 2015 and 2016.

Online Games Services

We derive our online games services revenues mainly from customers through their use of prepaid point cards and, for our mobile games, through online payments. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or from vendors who register the points in our system. Customers can also purchase virtual prepaid cards online by debit card, credit card or bank transfer, and receive the prepaid point information over the Internet. Customers can use the points to play our online games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services.

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

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC as discussed in “Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard.” These games include World of Warcraft, StarCraft II series, Hearthstone, Heroes of the Storm, Diablo III and Overwatch, which were commercially launched in 2009, 2011, 2014, 2015, 2015 and 2016, respectively.

We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from our Internet media business. Approximately 91.5%, 90.2% and 84.6% of our total advertising revenue was derived from brand advertising services for the years ended December 31, 2014, 2015 and 2016, respectively, with the remainder mainly generated from our performance-based advertising business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-sized online businesses using our online advertising services to advertise or market their businesses and products. We also believe that the growth rate of mobile Internet advertising in China may increase at a faster rate than that of traditional PC-client advertising. We expect that such advertising will become an important advertising sector in China and competition in this area will be intense.

E-mail, E-commerce and Others

We established our two e-commerce platforms, Kaola and Yanxuan, in January 2015 and April 2016, respectively. Kaola sells mainly imported goods that we source from overseas suppliers, including maternity and baby products, skincare and cosmetics and other general merchandise, and Yanxuan sells our private label products, including apparel, homeware, kitchenware and other general merchandise, which we source directly from original design manufacturers in China. We generate revenue from both these platforms through merchandise sales and recognize revenue on a gross basis as we carry our own inventory and have discretion in setting prices. We also provide discount coupons to our customers for use in purchases on Kaola and Yanxuan, which are treated as a reduction of revenue when the related transaction is recognized. We also act as the marketplace service provider for third-party vendors to sell their products on the Kaola platform and recognize revenue when services are rendered based on the pre-determined service fee rate.

In addition, we derive our e-mail, e-commerce and others revenues primarily from providing to our customers fee-based premium services, online payment platform services (Wangyibao), and e-commerce services related to third-party lottery products (Caipiao) and third-party insurance products (Baoxian). Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail and other value-added services.

Our Wangyibao online payment platform enables registered users to deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us. Account holders are charged a service fee when they withdraw cash from their Wangyibao accounts or make a payment to a third-party (for example, to purchase goods online from a third- party) in accordance with their service agreements with us. We recognize revenue upon services rendered. No fees are imposed when account holders use money in their accounts to pay us for goods or services.

We operated another e-commerce platform, Duobao, which provided services that allow users to purchase a virtual currency, “Duobao Bi,” that could be exchanged for products. This platform was discontinued in early 2017.

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

The cost of revenues for certain games licensed from Blizzard also includes royalties, and in some cases license and consulting fees, paid to Blizzard.

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

Share-Based Compensation Cost

NetEase 2009 Restricted Share Unit Plan

In November 2009, we adopted our 2009 Restricted Share Unit Plan, or the RSU Plan, for our employees, directors and consultants. We have reserved 323,694,050 ordinary shares for issuance under this plan. The RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

For the years ended December 31, 2014, 2015 and 2016, we recorded share-based compensation cost of approximately RMB349.3 million, RMB684.5 million and RMB990.1 million (US$142.6 million), respectively, for awards granted under the RSU Plan. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2016, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB2,670.1 million (US$384.6 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2016, the weighted average remaining vesting period was 3.21 years.

Other Option Plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. We adopt the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.  For the years ended December 31, 2015 and 2016, we recorded no compensation expenses for the share options granted under these plans as the vesting conditions of such options are not deemed probable to occur for accounting purposes until the vesting commencement date.

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

Hong Kong

Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong, HQG Limited and StormNet IT HK are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No significant taxable income was generated by these companies in 2014, 2015 and 2016. The payments of dividends by Hong Kong NetEase Interactive, NetEase Hong Kong, Lede Hong Kong, Media Hong Kong, HQG Limited, and StormNet IT HK to us are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises,” or HNTEs, “Software Enteprises” or “Key Software Enterprises.” The Enterprise Income Tax Law became effective on January 1, 2008.

In 2013, NetEase Beijing, Boguan and NetEase Hangzhou were approved as  Key Software Enterprises and enjoyed a preferential tax rate of 10% from 2011 to 2014. These three entities were qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016. In 2016, Boguan and Netease Hangzhou were each qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015, and the related tax benefit was recorded in 2016.

In 2014, Media Beijing was qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2014 to 2016. In 2016, Media Beijing was qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015, and the related tax benefit was recorded in 2016.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014. Hangzhou Langhe was also qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly, it was exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015. In 2015, Wangyibao was also qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2016 to 2017.

Lede Technology was recognized as a Software Enterprise in 2014. It was exempt from EIT for 2014 and 2015 and subject to a 50% reduction in its EIT rate from 2016 to 2018.

Tianjin Technology was recognized by the tax bureau as a Software Enterprise, and it was exempt from EIT for 2015 and 2016, and subject to a 50% reduction in its EIT rate from 2017 to 2019. The related tax benefit for 2015 was recorded in 2016.

StormNet IT SH was qualified as a HNTE in 2016 and enjoys a preferential tax rate of 15% from 2016 to 2018.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of a pilot value-added tax reform program, which change the charge of sales tax from business tax to value-added tax for certain pilot industries, including research, development and technological industries, information technology industries and cultural innovation industries. The pilot value-added tax reform program initially applied only to the pilot industries in Shanghai commencing from January 1, 2012, and has been expanded to eight additional regions, including, among others, Beijing, Zhejiang province and Guangdong province, during 2012. The pilot program was subsequently expanded nationwide in 2013. In March 2016, the PRC Ministry of Finance and the State Administration of Taxation jointly issued a circular setting out the detailed implementation guidance on the further roll-out of the value-added tax reform to all industries from May 2016. As a result, our sales of merchandise through our e-commerce platforms are subject to a 17% value-added tax of the gross sales proceeds, and revenue derived from our services, excluding sales of merchandise and goods, are subject to 6% value-added tax which replaced the original 5% business tax.

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

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from service and product sales net off sales discount, sales tax and related surcharges. Service sales represent revenues from online games services, advertising services, and certain e-commerce, e-mail and other services. Service sales are recognized when service has been rendered. Product sales represent revenue from the sale of products through our e-commerce platform where we record revenue on a gross basis. Product sales are recorded when the products are shipped and title passes to customers.

Online Games Services

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

PC-client games

We provide PC-client MMORPG and certain other online games services through Guangzhou NetEase and Shanghai EaseNet. Regarding the revenue recognition for our online games, we sell prepaid point cards and online points to the end users who may use the points on such cards for online games services provided by us. Proceeds received from the sales of prepaid point cards and online points are initially recorded as deferred revenue.

                We earn revenue through providing online games services to players under two types of revenue models: a time-based revenue model and an item-based revenue model. For the time-based model, revenue is recognized based upon the actual usage of game playing time by players. For the item-based model, the basic gameplay functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the in-game items. In-game items have different life patterns: one-time use, limited life and permanent life. Revenues from the sales of one-time use in-game items are recognized upon consumption. Limited life items are either limited by the number of uses (for example, 10 times) or limited by time (for example, three months). Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used. Players are allowed to use permanent life in-game items without any use or time limits. Revenues from the sales of permanent life in-game items are recognized based on the estimated lives of the in-game items. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated lives of the permanent life in-game items. However, given the relatively short operating history of our item-based games, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the permanent life in-game items. We have adopted a policy of assessing the estimated lives of the permanent life in-game items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

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

Unused online points in an inactive personal game account are recognized as revenue when the likelihood that we would provide further online games services with respect to such online points is remote. Based on our current policies, we periodically review activity in users’ accounts each year and will cancel online points and recognize revenue with respect to such points for accounts.

Advertising Services

We derive advertising fees principally from short-term advertising contracts. Advertising service contracts consist of multiple elements with a typical term of less than three months. Such elements generally represent different forms of advertisement, including but not limited to banners, text-links, videos, logos and rich media. Each element is time-based and the service period of the element is usually within three months. We adopted ASU No.2009-13, Revenue Recognition - Multiple-Deliverable Revenue Arrangements, or ASU No.2009-13, and treat advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognize revenue over the advertising period during the contract when each deliverable element of the advertisements is provided and all the other revenue recognition criteria are met. Since the contract price is for all deliverables, we allocate the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. We use vendor-specific objective evidence of selling price, if it exists, otherwise, third-party evidence of selling price. If neither of those types of evidence exists, we will use our management’s best estimate of the selling price for that deliverable. Such adoption did not have a material impact on our consolidated financial statements.

We also enter into performance-based advertising arrangements with customers based on cost per thousand impressions, under which we recognize revenues based on the number of times that the advertisement has been displayed.  We also enters into cost per action advertising arrangements with customers, under which revenues are recognized based on the number of actions completed resulting from our advertisements, including but not limited to when end-users click on links to our customers’ products.

E-mail, E-commerce and Others

E-mail, e-commerce and others revenue includes revenue generated from activities related to e-mail and other fee-based premium services, e-commerce services, and Wangyibao online payment platform services. We recognize revenue when such services are rendered or the products are transferred to the customers and collections are reasonably assured.

E-commerce revenue is derived primarily from marketplace services and merchandise sales. We evaluate whether it is appropriate to record the net amount earned as commissions or the gross amount of product sales. When we are not the primary obligor, do not bear the inventory risk and does not have the ability to establish the price, revenues are recorded on a net basis. When we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, we record revenues on a gross basis.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2014, 2015 and 2016 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Inventories, net

Inventories, which mainly represent products for our cross-border e-commerce business, are stated at the lower of cost or net realizable value in our consolidated balance sheets. Cost of inventory is determined using the weighted average cost method.

Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand and promotional environment. We take ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in our consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in long-term investments.

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

Investments in Associated Companies

Investments in associated companies in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under long-term investment in the consolidated balance sheets.

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

We record share-based compensation on our consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in shares. On the other hand, for RSUs which will either be settled in shares or cash as discussed above, we continue to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under accrued liabilities and other long-term payables (RMB172.8 million (US$24.9 million) and nil, respectively, as of December 31, 2016).

Certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. We adopt the binomial option pricing model to determine the fair value of stock options and account for share-based compensation cost using an estimated forfeiture rate.

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

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,
	2014		2015		2016
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations and Comprehensive Income Data:
Net revenues:
Services	11,712,256	100.0	21,685,341	95.1	33,748,455	88.4
Product	578	0.0	1,117,554	4.9	4,430,389	11.6
Total net revenues	11,712,834	100.0	22,802,895	100.0	38,178,844	100.0
Cost of revenues:
Services	(3,258,481)	(27.8)	(8,345,541)	(36.6)	(12,602,876)	(33.0)
Product	(3,063)	0.0	(1,053,719)	(4.6)	(3,912,156)	(10.3)
Total cost of revenues	(3,261,544)	(27.8)	(9,399,260)	(41.2)	(16,515,032)	(43.3)
Gross profit	8,451,290	72.2	13,403,635	58.8	21,663,812	56.7
Operating expenses:
Selling and marketing expenses	(1,894,998)	(16.2)	(2,958,229)	(13.0)	(4,481,815)	(11.7)
General and administrative expenses	(467,669)	(4.0)	(1,014,395)	(4.4)	(1,506,154)	(3.9)
Research and development expenses	(1,323,498)	(11.3)	(2,158,888)	(9.5)	(3,046,979)	(8.0)
Total operating expenses	(3,686,165)	(31.5)	(6,131,512)	(26.9)	(9,034,948)	(23.6)
Operating profit	4,765,125	40.7	7,272,123	31.9	12,628,864	33.1

Other income (expenses):
Investment income	27,373	0.2	62,341	0.3	200,333	0.5
Interest income	601,502	5.1	596,930	2.6	541,969	1.4
Exchange (losses) / gains	(17,998)	(0.1)	133,776	0.6	146,510	0.4
Other, net	82,438	0.7	45,138	0.2	377,685	1
Income before tax	5,458,440	46.6	8,110,308	35.6	13,895,361	36.4
Income tax	(662,735)	(5.7)	(1,273,408)	(5.6)	(2,102,498)	(5.5)
Net income	4,795,705	40.9	6,836,900	30.0	11,792,863	30.9
Net income attributable to noncontrolling interests	(39,082)	(0.3)	(101,792)	(0.5)	(188,343)	(0.5)
Net income attributable to NetEase, Inc.’s shareholders	4,756,623	40.6	6,735,108	29.5	11,604,520	30.4
Net income	4,795,705	40.9	6,836,900	30.0	11,792,863	30.9
Other comprehensive income:
Unrealized gains on available-for-sale securities, net of tax	—	—	27,452	0.1	(232,633)	(0.6)
Reclassification adjustment for losses on available-for-sale securities recorded in net income, nil of tax	—	—	—	—	266,660	0.7
Total other comprehensive income	—	—	27,452	0.1	34,027	0.1
Total comprehensive income:	4,795,705	40.9	6,864,352	30.1	11,826,890	31.0
Add: Comprehensive income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(39,082)	(0.3)	(101,792)	(0.5)	(188,343)	(0.5)
Comprehensive income attributable to NetEase, Inc.’s shareholders	4,756,623	40.6	6,762,560	29.6	11,638,547	30.5

Share-based compensation cost included in:
Cost of revenues	169,621	1.4	328,480	1.4	444,187	1.2
Selling and marketing expenses	23,253	0.2	36,023	0.2	52,689	0.1
General and administrative expenses	51,475	0.4	120,925	0.5	238,750	0.6
Research and development expenses	104,928	0.9	199,039	0.9	254,505	0.7

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

We generate net revenues from service and product sales. Net service revenues are derived from online games services, advertising services, certain e-commerce, e-mail and other services. Net product revenues represent revenue from the sale of products through our e-commerce platform where we record revenue on a gross basis. Net revenue from service and product sales represented 88.4% and 11.6% of our total net revenues in 2016, compared with 95.1% and 4.9% in 2015, respectively.

We have organized our operations into three segments: online games services, advertising services and e-mail, e-commerce and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segments for the period presented as derived from our audited financial statements. See Item 18 of Part III, “Financial Statements—Note 25—Segment Information”.

	For the year ended December 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Online games services	17,314,148	27,980,491	4,030,029
Advertising services	1,789,377	2,152,379	310,007
E-mail, e-commerce and others	3,699,370	8,045,974	1,158,862
Total net revenues	22,802,895	38,178,844	5,498,898

Cost of revenues:
Online games services	(5,393,555)	(9,974,146)	(1,436,577)
Advertising services	(599,032)	(749,652)	(107,972)
E-mail, e-commerce and others	(3,406,673)	(5,791,234)	(834,111)
Total cost of revenues	(9,399,260)	(16,515,032)	(2,378,660)

Net revenues

Total net revenues increased by 67.4% to RMB38,178.8 million (US$5,498.9 million) in 2016 from RMB22,802.9 million in 2015. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 73.3%, 5.6% and 21.1%, respectively, of our total net revenues in 2016. This compares with 76.0%, 7.8% and 16.2%, respectively, in 2015. Net revenues generated from licensed games represented 12.5% and 12.1% of our total net revenues in 2016 and 2015, respectively.

Online Games Services

Net revenues from online games services increased by 61.6% to RMB27,980.5 million (US$4,030.0 million) in 2016 from RMB17,314.1 million in 2015. The increase was principally attributable to higher net revenues from our mobile games which totaled RMB16,898.6 million (US$2,433.9 million) in 2016 compared to RMB7,590.7 million in 2015, excluding mobile games licensed from Blizzard Entertainment which are discussed below. The growth in net revenues from mobile games mainly resulted from the mobile versions of our self-developed games Fantasy Westward Journey (launched in March 2015) and Westward Journey Online (launched in September 2015) as well as the launch of new mobile games such as the mobile version of New Ghost and Onmyoji which quickly gained popularity. The increase also resulted to a lesser extent from increased popularity of other self-developed mobile games such as Invincible and Tianxia III mobile. Our mobile portfolio now consists of over 100 diverse games, and we expect to continue introducing new mobile games each year in the foreseeable future, which we believe will contribute to future revenue growth in this segment. Our self-developed PC-client games also delivered steady performances in 2016.

In addition, the increased popularity of online games licensed from Blizzard Entertainment, including Overwatch and Hearthstone, which were commercially launched in May 2016 and January 2014 respectively, as well as World of Warcraft which we licensed from Blizzard and started operating since September 2009, contributed to our net revenue growth. Net revenues from games licensed by Blizzard Entertainment increased by 82.5% to RMB4,196.4 million (US$604.4 million) in 2016 from RMB2,299.0 million in 2015.

Net revenues from mobile games (excluding the mobile games licensed from Blizzard Entertainment), self-developed PC-client games and Blizzard Entertainment licensed games represented 60.4%, 24.6% and 15.0% of total net revenues from online games services in 2016, respectively, compared to 43.8%, 42.9% and 13.3% in 2015, respectively.

Advertising Services

Net revenues from advertising services increased by 20.3% to RMB2,152.4 million (US$310.0 million) in 2016 from RMB1,789.4 million in 2015. The increase in advertising services revenue in 2016 was driven by increased market demand, mainly as a result of continued efforts to introduce new online content and the increase in our general brand awareness, both of which increased our site traffic and in turn increased the attractiveness of our advertising services.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, decreased to approximately RMB1.6 million (US$0.2 million) in 2016 from RMB1.8 million in 2015. The number of traditional advertisers using the NetEase websites increased to 1,335 in 2016 from 1,002 in 2015, with revenues from our top ten advertisers comprising 29.4% of our total advertising services revenues in 2016 as compared to 28.2% in 2015.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 117.5% to RMB8,046.0 million (US$1,158.9 million) in 2016 from RMB3,699.4 million in 2015. The increase mainly resulted from rapid growth in the popularity among consumers in China of our e-commerce businesses, including our Yanxuan platform, which sells various products sourced by us from original design manufacturers and our Kaola platform, which is a cross-border e-commerce platform that enables users to purchase mainly imported consumer goods through an online platform, as well as our Duobao platform, which is an e-commerce platform that allows users to exchange a virtual currency for products. Duobao, Kaola and Yanxuan were commercially launched in June 2014, January 2015 and April 2016, respectively, and they represented 81.8% of our total net revenues from the e-mail, e-commerce and others segment in 2016, compared to 72.1% in 2015.

Cost of Revenues

Our cost of revenues increased by 75.7% to RMB16,515.0 million (US$2,378.7 million) in 2016 from RMB9,399.3 million in 2015. The year-over-year increase was mainly due to an increase in cost of merchandise sold by our e-commerce business, costs of revenue sharing with distributors, developers and other third parties, staff-related costs and technology costs. In 2016, costs relating to online games services, advertising services and e-mail, e-commerce and others represented 60.4%, 4.5% and 35.1% of total cost of revenues, respectively, as compared with 57.4%, 6.4% and 36.2% of the cost of revenues, respectively, in 2015.

Online Games Services

Cost of revenues from our online games services increased by 84.9% to RMB9,974.1 million (US$1,436.6 million) in 2016 from RMB5,393.6 million in 2015. The increase in cost of revenues in 2016 was primarily due to a combination of the following factors:

•                  Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB2,740.0 million (US$394.6 million) to RMB5,168.6 million (US$744.4 million) in 2016 from RMB2,428.6 million in 2015 primarily due to the launch of various self-developed and licensed mobile games in 2016.

•                  Technology costs increased by RMB1,056.8 million (US$152.2 million) to RMB2,435.3 million (US$350.8 million) in 2016 from RMB1,378.5 million in 2015, mainly due to an increase in royalty fee payments of RMB1,011.1 million (US$145.6 million) in line with the increased revenue contribution from games that we license from Blizzard.

•                  Staff-related costs increased by RMB648.6 million (US$93.4 million) to RMB1,941.0 million (US$279.6 million) in 2016 from RMB1,292.4 million in 2015, mainly as a result of an increase in the level of salaries and other compensation payments and an increase in the number of employees. The number of full time employees in our online games business increased to 7,702 as of December 31, 2016 from 7,024 as of December 31, 2015, including 546 employees in the customer service function to support the operation of games licensed from Blizzard.

Advertising Services

Cost of revenues from our advertising services increased by 25.1% to RMB749.7 million (US$108.0 million) in 2016 from RMB599.0 million in 2015. The increase in cost of revenues in 2016 was primarily due to a combination of the following factors:

•                  Staff-related costs increased by RMB62.5 million (US$9.0 million) to RMB396.5 million (US$57.1 million) in 2016 from RMB334.0 million in 2015, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

•                  Revenue sharing costs related to our performance-based advertising business increased by RMB45.6 million (US$6.6 million) to RMB103.4 million (US$14.9 million) in 2016 from RMB57.8 million in 2015 primarily due to an expansion of the business.

•                  Information sourcing costs increased by RMB25.6 million (US$3.7 million) to RMB106.6 million (US$15.3 million) in 2016 from RMB81.0 million in 2015, mainly due to the content costs incurred in relation to an expansion of the business.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and other services increased by 70.0% to RMB5,791.2 million (US$834.1 million) in 2016 from RMB3,406.7 million in 2015. The increase in cost of revenues in 2016 was primarily due to a combination of the following factors:

•                  Cost of merchandise sold increased by RMB1,954.8 million (US$281.6 million) to RMB4,347.1 million (US$626.1 million) in 2016 from RMB2,392.3 million in 2015, which was in line with the revenue growth of our e-commerce business.

•                  Staff-related cost increased by RMB166.9 million (US$24.0 million) to RMB581.2 million (US$83.7 million) in 2016 from RMB414.3 million in 2015, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees due to business expansion.

•                  Technology service cost such as bandwidth and server custody fees increased by RMB59.3 million (US$8.5 million) to RMB208.4 million (US$30.0 million) in 2016 from RMB149.1 million in 2015, mainly as a result of an increase in bandwidth usage by our e-mail, e-commerce and other value added services in 2016.

•                  Information cost increased by RMB30.7 million (US$4.4 million) to RMB266.4 million (US$38.4 million) in 2016 from RMB235.7 million in 2015 primarily due to the amortization of license fees related to Cloud Music.

Gross Profit

Our gross profit increased by 61.6% to RMB21,663.8 million (US$3,120.2 million) in 2016 from RMB13,403.6 million in 2015.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2015 and 2016 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2015	2016	2016
	RMB’000	RMB’000	US$’000
Gross profit:
Online games services	11,920,593	18,006,345	2,593,452
Advertising services	1,190,345	1,402,727	202,035
E-mail, e-commerce and others	292,697	2,254,740	324,751
Total gross profit	13,403,635	21,663,812	3,120,238

Gross profit margin:
Online games services	68.8%	64.4%	64.4%
Advertising services	66.5%	65.2%	65.2%
E-mail, e-commerce and others	7.9%	28.0%	28.0%
Total gross profit margin	58.8%	56.7%	56.7%

The decrease of gross profit margin for online games services was mainly due to the increased revenues contribution from mobile games, which have relatively lower gross profit margin, as a percentage of NetEase’s total online game revenues. The decrease in gross profit margin for advertising services was mainly due to the business expansion in our performance-based advertising business, which has a relatively lower gross profit margin. The increase in gross profit margin for e-mail, e-commerce and others business was mainly due to the increase of higher margin e-commerce services related to products sold on our Duobao platform.

Operating Expenses

Total operating expenses increased by 47.4% to RMB9,034.9 million (US$1,301.3 million) in 2016 from RMB6,131.5 million in 2015 as a result of an increase in selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses increased by 51.5% to RMB4,481.8 million (US$645.5 million) in 2016 from RMB2,958.2 million in 2015, primarily due to a combination of the following factors:

•                  An increase in marketing costs of approximately RMB869.6 million (US$125.2 million) in 2016 resulting from increased marketing spending on our various online games, including our self-developed mobile games, PC-client games and games licensed from Blizzard, as well as media and outdoor branding promotion for our advertising services and email, e-commerce and other services.

•                  An increase in staff-related costs of our sales team of approximately RMB223.2 million (US$32.1 million) in 2016, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals, particularly for our online game promotion teams.

•                  An increase in freight expenses of approximately RMB226.2 million (US$32.6 million) resulting from the expansion of our e-commerce business.

General and administrative expenses increased by 48.5% to RMB1,506.2 million (US$216.9 million) in 2016 from RMB1,014.4 million in 2015, primarily due to an increase in staff-related costs of approximately RMB443.1 million (US$63.8 million) in 2016 primarily driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB40.1 million (US$5.8 million) such as facility costs due to increased business expansion.

Research and development expenses increased by 41.1% to RMB3,047.0 million (US$438.9 million) in 2016 from RMB2,158.9 million in 2015, primarily due to a combination of the following factors:

•                  An increase in staff-related costs of approximately RMB672.7 million (US$96.9 million) in 2016, mainly as a result of increased headcount for our online games services and email, e-commerce and other services and higher salaries, bonuses and other benefits paid to our research and development team during 2016, including share based compensation.

•                  An increase in technology costs of approximately RMB118.2 million (US$17.0 million), mainly for game content design.

•                  An increase in other miscellaneous cost of approximately RMB75.4 million (US$10.9 million) such as depreciation and amortization costs, rental and utilities expenses, mainly for development of our online games services as well as our email, e-commerce and other services.

Allowances for Doubtful Accounts

As of December 31, 2016, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB4,275.4 million (US$615.8 million). After providing for doubtful accounts in the amount of RMB24.1 million (US$3.5 million), the net balance of accounts receivable was RMB4,251.3 million (US$612.3 million) as of December 31, 2016. The allowances for doubtful accounts represented the provisions of RMB24.1 million (US$3.5 million) as of December 31 2016, as compared to the provision of RMB14.2 million as of December 31, 2015.

We periodically review our provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

No significant allowance for bad and doubtful accounts was provided in 2016. As of December 31, 2016, we had one distribution channel with a receivable balance exceeding 10% of our total accounts receivable balance.

Other Income (Expenses)

Other income in 2016 mainly consisted of interest income, investment income related to short-term investments, foreign exchange gain and government incentives, offset in part by the net investment loss in associated companies and the investment impairment loss related to certain equity investments.

Interest income decreased to RMB542.0 million (US$78.1 million) in 2016 from RMB596.9 million in 2015, primarily due to a decrease in interest rates, offset in part by an increase in our total cash and cash equivalents and time deposit balance, which increased by 16.4% to RMB25.4 billion (US$3.7 billion) as of December 31, 2016 from RMB21.8 billion as of December 31, 2015. We incurred interest expense of RMB32.2 million (US$4.6 million) in 2016 related to our short-term borrowings.

In 2016, we received and recognized unconditional government incentives of approximately RMB377.7 million (US$54.4 million), compared to RMB45.1 million in 2015.

Investment income increased to RMB200.3 million (US$28.9 million) in 2016 from RMB62.3 million in 2015, consisting primarily of (i) investment income related to short-term investments of RMB303.4 million (US$43.7 million) in 2016, compared to RMB143.1 million in 2015, (ii) net investment income of RMB234.1 million (US$33.7 million) from a partial disposal of an equity investee in 2016, compared to nil in 2015, (iii) cash dividend of RMB21.4 million from available-for-sale investments in 2016, compared to nil in 2015, offset in part by impairment provisions related to certain investments and a net investment loss in associated companies which totaled RMB364.7 million (US$52.6) in 2016 compared to RMB88.1 million in 2015.

We also reported a net foreign exchange gain of RMB146.5 million (US$21.1 million) in 2016, compared to a net foreign exchange gain of RMB133.8 million in 2015, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB2,102.5 million (US$302.8 million) in 2016 from RMB1,273.4 million in 2015. Our effective tax rate in 2016 was 15.1% compared with 15.7% in 2015. The change in the effective tax rate was mainly due to the fact that certain subsidiaries of our company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2015. We recognized the related tax credits in 2016.

Net Income

As a result of the foregoing, net income attributable to our shareholders increased by 72.3% to RMB11,604.5 million (US$1,671.4 million) in 2016 from RMB6,735.1 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenue from service and product sales represented 95.1% and 4.9% of our total net revenues in 2015, compared with 100.0% and nil in 2014, respectively. The following table sets forth the net revenues and cost of revenues by segments for the period presented as derived from our audited financial statements. See Item 18 of Part III, “Financial Statements—Note 25—Segment Information”.

	For the year ended December 31,
	2014	2015
	RMB	RMB
Net revenues:
Online games services	9,266,158	17,314,148
Advertising services	1,344,829	1,789,377
E-mail, e-commerce and others	1,101,847	3,699,370
Total net revenues	11,712,834	22,802,895

Cost of revenues:
Online games services	(2,111,701)	(5,393,555)
Advertising services	(518,691)	(599,032)
E-mail, e-commerce and others	(631,152)	(3,406,673)
Total cost of revenues	(3,261,544)	(9,399,260)

Net revenues

Total net revenues increased by 94.7% to RMB22,802.9 million in 2015 from RMB11,712.8 million in 2014. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 76.0%, 7.8% and 16.2%, respectively, of our total net revenues in 2015. This compares with 79.1%, 11.5% and 9.4%, respectively, in 2014. Net revenues generated from licensed games represented 12.1% and 12.9% of our total net revenues in 2015 and 2014, respectively.

Online Games Services

Net revenues from online games services increased by 86.9% to RMB17,314.1 million in 2015 from RMB9,266.2 million in 2014. The increase was principally attributable to higher net revenues from mobile games which totaled RMB7,590.7 million in 2015 compared to RMB666.2 million in 2014, excluding mobile games licensed from Blizzard Entertainment which are discussed below. The growth in net revenues from mobile games mainly resulted from the launch of new mobile games which quickly gained popularity, particularly the mobile versions of our self-developed games Fantasy Westward Journey (launched in March 2015) and Westward Journey Online (launched in September 2015), which were two of the highest grossing games in China’s iOS app store in 2015 following their release. The increase also resulted to a lesser extent from increased popularity of other self-developed mobile games such as Battle to the West and licensed mobile games such as Fairy Tales and Kai-ri-sei Million Arthur.

Our self-developed PC-client games, such as Revelation which was released in early 2015, also delivered solid performances in 2015. Total net revenues from self-developed PC-client games increased by 3.2% to RMB7,424.4 million in 2015 from RMB7,195.9 million in 2014.

In addition, the increased popularity of online games licensed from Blizzard Entertainment, including Hearthstone and Diablo III: Reaper of Souls® which were commercially launched in January 2014 and May 2015, respectively, contributed to net revenue growth. Net revenues from games licensed by Blizzard Entertainment increased 63.7% to RMB2,299.0 million in 2015 compared to RMB1,404.1 million in 2014.

Net revenues from mobile games (excluding the mobile game licensed from Blizzard Entertainment), self-developed PC-client games and Blizzard Entertainment licensed games represented 43.8%, 42.9% and 13.3% of total net revenues from online games services in 2015, respectively, compared to 7.2%, 77.7% and 15.1% in 2014, respectively.

Advertising Services

Net revenues from advertising services increased by 33.1% to RMB1,789.4 million in 2015 from RMB1,344.8 million in 2014. The increase in advertising services revenue in 2015 was driven by increased market demand, mainly from the automobile, Internet services and telecommunication services sectors, which in turn is mainly due to our introduction of new online content and use of various promotional activities to increase our general brand awareness, both of which increased our site traffic and in turn increased the attractiveness of our advertising services. The greater monetization of our mobile news application also contributed to this increase.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.8 million in 2015 from RMB1.6 million in 2014. The number of traditional advertisers using the NetEase websites increased to 1,002 in 2015 from 784 in 2014 with revenues from our top ten advertisers comprising 28.2% of our total advertising services revenues in 2015 as compared to 28.7% in 2014.

E-mail, E -commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 235.7% to RMB3,699.4 million in 2015 from RMB1,101.8 million in 2014. The increase resulted from rapid growth in the popularity among consumers in China of our newly launched e-commerce businesses, namely, our Kaola platform which is a cross-border e-commerce platform that enables users to purchase mainly imported consumer goods through an online platform, and our Duobao platform which is an e-commerce platform that allows users to exchange a virtual currency for products.  Duobao and Kaola were commercially launched in June 2014 and January 2015, respectively, and they represented 72.1% of our total net revenues from the e-mail, e-commerce and others segment in 2015, compared to 3.9% in 2014.

Cost of Revenues

Our cost of revenues increased by 188.2% to RMB9,399.3 million in 2015 from RMB3,261.5 million in 2014. The year-over-year increase was mainly due to an increase in cost of merchandise sold by our e-commerce business, costs of revenue sharing with distributors, developers and other third parties, staff-related costs and technology costs. In 2015, costs relating to online games services, advertising services and e-mail, e-commerce and others represented 57.4%, 6.4% and 36.2% of total cost of revenues, respectively, as compared with 64.7%, 15.9% and 19.4% of the cost of revenues, respectively, in 2014.

Online Games Services

Cost of revenues from our online games services increased by 155.4% to RMB5,393.6 million in 2015 from RMB2,111.7 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                  Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB2,239.8 million to RMB2,428.6 million in 2015 from RMB188.8 million in 2014 primarily due to the launch of our self-developed and licensed mobile games in 2015.

•                  Staff-related costs increased by RMB518.1 million to RMB1,292.4 million in 2015 from RMB774.3 million in 2014, mainly as a result of an increase in the level of salaries and other compensation payments and an increase in the number of employees. The number of full time employees in our online games business increased to 7,024 as of December 31, 2015 from 5,673 as of December 31, 2014, including 568 employees in the customer service function to support the operation of games licensed from Blizzard.

•                  Technology costs increased by RMB416.7 million to RMB1,378.5 million in 2015 from RMB961.8 million in 2014, mainly due to an increase in royalty fee payments of RMB384.2 million in line with the revenue contribution from Blizzard’s Diablo III and Hearthstone.

Advertising Services

Cost of revenues from our advertising services increased by 15.5% to RMB599.0 million in 2015 from RMB518.7 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                  Staff-related costs increased by RMB67.9 million to RMB334.0 million in 2015 from RMB266.1 million in 2014, mainly as a result of an increase in salaries and other compensation payments, such as bonuses and welfare benefits, and also due to an expansion of the business.

•                  Revenue sharing costs related to our performance-based advertising business increased by RMB12.3 million to RMB57.8 million in 2015 from RMB45.5 million in 2014 primarily due to an expansion of the business.

E-mail, E-commerce and Others

Cost of revenues from our e-mail, e-commerce and other services increased by 439.8% to RMB3,406.7 million in 2015 from RMB631.2 million in 2014. The increase in cost of revenues in 2015 was primarily due to a combination of the following factors:

•                  Cost of merchandise sold increased by RMB2,265.1 million to RMB2,392.3 million in 2015 from RMB127.2 million in 2014, which was in line with the revenue growth of our e-commerce business.

•                  Information cost increased by RMB195.5 million to RMB235.7 million in 2015 from RMB40.2 million in 2014 primarily due to the amortization of license fees related to Cloud Music.

•                  Staff-related cost increased by RMB195.1 million to RMB414.3 million in 2015 from RMB219.2 million in 2014, mainly as a result of an increase in salaries and bonuses and an increase in the number of employees due to business expansion.

Gross Profit

Our gross profit increased by 58.6% to RMB13,403.6 million in 2015 from RMB8,451.3 million in 2014.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2014 and 2015 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2014	2015
	RMB’000	RMB’000
Gross profit:
Online games services	7,154,457	11,920,593
Advertising services	826,138	1,190,345
E-mail, e-commerce and others	470,695	292,697
Total gross profit	8,451,290	13,403,635

Gross profit margin:
Online games services	77.2%	68.8%
Advertising services	61.4%	66.5%
E-mail, e-commerce and others	42.7%	7.9%
Total gross profit margin	72.2%	58.8%

The decrease of gross profit margin for online games services was mainly due to the increased revenues contribution from mobile games, which have relatively lower gross profit margin, as a percentage of NetEase’s total online game revenues. The increase in gross profit margin for advertising services was mainly due to the enhanced economies of scale driven by revenue growth in our Internet media business. The decrease in gross profit margin for e-mail, e-commerce and others business was mainly due to the suspension of higher margin e-commerce services related to third-party lottery products since late February 2015.

Operating Expenses

Total operating expenses increased by 66.3% to RMB6,131.5 million in 2015 from RMB3,686.2 million in 2014 as a result of an increase in selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses increased by 56.1% to RMB2,958.2 million in 2015 from RMB1,895.0 million in 2014, primarily due to a combination of the following factors:

•                  An increase in marketing costs of approximately RMB737.4 million in 2015 resulting from increased marketing spending on our various online games, including our self-developed mobile games, PC-client games and games licensed from Blizzard, as well as media and outdoor branding promotion for our advertising services and email, e-commerce and other services.

•                  An increase in staff-related costs of our sales team of approximately RMB144.7 million in 2015, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals, particularly for our online game promotion teams.

General and administrative expenses increased by 116.9% to RMB1,014.4 million in 2015 from RMB467.7 million in 2014, primarily due to an increase in staff-related costs of approximately RMB470.4 million in 2015 primarily driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB37.7 million such as facility costs due to increased business expansion.

Research and development expenses increased by 63.1% to RMB2,158.9 million in 2015 from RMB1,323.5 million in 2014, primarily due to a combination of the following factors:

•                  An increase in staff-related costs of approximately RMB643.3 million in 2015, mainly as a result of increased headcount for our online games services and email, e-commerce and other services and higher salaries, bonuses and other benefits paid to our research and development team during 2015, including share based compensation.

•                  An increase in technology costs of approximately RMB115.0 million, mainly for game content design.

•                  An increase in other miscellaneous cost of approximately RMB55.2 million such as rental and utilities, mainly for development of our online games services as well as our email, e-commerce and other services.

Allowances for Doubtful Accounts

As of December 31, 2015, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB2,628.3 million. After providing for doubtful accounts in the amount of RMB14.2 million, the net balance of accounts receivable was RMB2,614.1 million as of December 31, 2015. The allowances for doubtful accounts represented the provisions of RMB14.2 million as of December 31 2015, as compared to the provision of RMB11.2 million as of December 31, 2014.

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

Interest income decreased to RMB 596.9 million in 2015 from RMB601.5 million in 2014, primarily due to a decrease in interest rates, offset in part by an increase in our total cash and cash equivalents and time deposit balance, which increased by 2.8% to RMB21.8 billion as of December 31, 2015 from RMB21.2 billion as of December 31, 2014. We incurred interest expense of RMB19.0 million in 2015 related to our short-term borrowings.

Investment income related to short-term investments, which consisted of held-to-maturity investments of fixed-rate corporate bonds and other short-term investments of financial products issued by commercial banks with a maturity date within one year when purchased, was RMB143.1 million in 2015, compared to RMB64.2 million in 2014. As of December 31, 2015, our short-term investments totaled approximately RMB5,013.5 million, compared to RMB2,058.6 million as of December 31, 2014.

We also reported a net foreign exchange gain of RMB133.8 million in 2015, compared to a net foreign exchange loss of RMB18.0 million in 2014, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

In 2015, we received and recognized unconditional government incentives of approximately RMB45.1 million, compared to RMB82.5 million in 2014.

In 2015, we recognized a net investment loss in associated companies of RMB76.1 million, compared to the equity share of loss of RMB33.6 million in 2014. We also recognized an investment impairment provision of RMB12.0 million related to certain equity investments in 2015, compared to RMB24.0 million related to equity investments in 2014.

Income Tax

Income tax increased to RMB 1,273.4 million in 2015 from RMB662.7 million in 2014. Our effective tax rate in 2015 was 15.7% compared with 12.1% in 2014. The change in the effective tax rate was mainly due to the fact that certain subsidiaries of our company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2014. Those subsidiaries were subject to a tax rate of 15% in 2015.

Net Income

As a result of the foregoing, net income attributable to our shareholders increased by 41.6% to RMB6,735.1 million in 2015 from RMB4,756.6 million in 2014.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2016, we had RMB5,439.5 million (US$783.5 million) in cash and cash equivalents, RMB19,911.1 million (US$2,867.8 million) in time deposits and RMB11,582.1 million (US$1,668.2 million) in short-term investments. We had short-term borrowings of RMB3,815.7 million (US$549.6 million) as of December 31, 2016.

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB15,488.3 million (US$2,230.8 million), RMB8,076.9 million and RMB5,873.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.

For the year ended December 31, 2016, cash provided by operating activities consisted primarily of (i) our net income of RMB11,792.9 million (US$1,698.5 million), (ii) an increase in deferred revenue of RMB2,879.5 million (US$414.7 million), (iii) an increase in accounts payable and other liabilities of RMB2,245.8 million (US$323.5 million), such as content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iv) share-based compensation cost of RMB990.1 million (US$142.6 million), (v) an increase in tax payable of RMB986.4 million (US$142.1 million), (vi) depreciation and amortization charges of RMB327.5 million (US$47.2 million), and (vii) impairment loss for investment of RMB278.9 million (US$40.2 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB2,710.9 million (US$390.4 million), (B) an increase in inventories of RMB760.4 million (US$109.5 million), (C) fair value changes in short-term investments of RMB304.6 million (US$43.9 million), (D) gain on disposal of long-term investment of RMB234.1 million (US$33.7 million) and (E) unrealized exchange gains of RMB166.6 million (US$24.0 million).

For the year ended December 31, 2015, cash provided by operating activities consisted primarily of (i) our net income of RMB 6,836.9 million, (ii) an increase in deferred revenue of RMB2,684.0 million, (iii) an increase in accounts payable and other liabilities of RMB1,376.4 million, such as content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iv) share-based compensation cost of RMB684.5 million, (v) an increase in tax payable of RMB401.9 million and (vi) depreciation and amortization charges of RMB182.5 million, partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB2,993.6 million, (B) an increase in inventories of RMB789.5 million, (C) deferred income taxes of RMB147.3 million, (D) fair value changes in short-term investments of RMB140.1 million and (E) unrealized exchange gains of RMB116.8 million.

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

Investing Activities

Cash used in investing activities was RMB14,001.8 million (US$2,016.7 million), RMB2,536.5 million and RMB4,520.2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

For the year ended December 31, 2016, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB20,367.4 million (US$2,933.5 million), (ii) purchase of short-term investments of RMB12,439.0 million (US$1,791.6 million), (iii) net change in short-term investments with terms of three months or less of RMB3,704.3 million (US$533.5 million), (iv) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB2,140.4 million (US$308.3 million), (v) purchase of property, equipment, software and land use rights of RMB1,140.0 million (US$164.2 million), (vi) investment in associated companies of RMB364.5 million (US$52.5 million), (vii) acquisitions of other long-term investments of RMB181.1 million (US$26.1 million) and (viii) change in other assets of RMB173.4 million (US$25.0 million), partially offset by (A) proceeds from maturity of time deposits of RMB16,377.4 million (US$2,358.8 million), (B) proceeds from maturity of short-term investments of RMB9,879.3 million (US$1,422.9 million), and (C) proceeds from disposal of long-term investments of RMB249.6 million (US$35.9 million).

For the year ended December 31, 2015, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB19,017.8 million, (ii) purchase of short-term investments of RMB5,687.0 million, (iii) acquisitions of other long-term investments of RMB1,178.9 million, (iv) purchase of property, equipment, software and land use rights of RMB1,030.7 million, (v) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB763.5 million, (vi) net change in short-term investments with terms of three months or less of RMB231.3 million, (vii) investment in associated companies of RMB187.5 million and (viii) change in other assets of RMB127.0 million, partially offset by (A) proceeds from maturity of time deposits of RMB22,582.5 million and (B) proceeds from maturity of short-term investments of RMB3,103.5 million.

For the year ended December 31, 2014, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB 21,955.0 million, (ii) purchase of short-term investments of RMB2,358.1 million, (iii) purchase of property, equipment and software of RMB537.4 million and (iv) transfer of cash deposited by customers with our Wangyibao online payment platform to restricted cash pursuant to relevant PBOC regulations and cash deposited for our short-term loan of RMB492.1 million, partially offset by (A) proceeds from maturity of time deposits of RMB19,905.0 million, (B) proceeds from maturity of short-term investments of RMB1,017.6 million and (C) net change in short-term investments with terms of three months or less of RMB247.4 million.

Financing Activities

Cash used in financing activities was RMB2,250.5 million (US$324.1 million), RMB1,632.7 million and RMB778.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

For the year ended December 31, 2016, cash used in financing activities resulted from payment of short-term bank loan of RMB9,860.1 million (US$1,420.2 million), dividends paid in the amount of RMB2,546.2 million (US$366.7 million) and repurchase of shares of RMB1,199.1 million (US$172.7 million), partially offset by proceeds from bank loan of RMB11,354.9 million (US$1,635.4 million).

For the year ended December 31, 2015, cash used in financing activities resulted from payment of short-term bank loan of RMB5,741.6 million, dividends paid in the amount of RMB1,468.0 million, repurchase of mezzanine classified noncontrolling interests of RMB134.7 million and repurchase of shares of RMB132.2 million, partially offset by proceeds from bank loan of RMB5,828.8 million.

For the year ended December 31, 2014, cash used in financing activities resulted from dividends paid in the amount of RMB1,983.0 million and payment of short-term bank loan of RMB975.5 million, partially offset by proceeds from bank loan of RMB2,046.7 million and capital contribution from mezzanine classified noncontrolling interests of RMB130.4 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and variable interest entities in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and variable interest entities. As of December 31, 2016, these subsidiaries and variable interest entities had RMB25.2 billion (US$3.6 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and variable interest entities, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or variable interest entity. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. As of December 31, 2016, we had accrued an aggregate of RMB404.8 million (US$58.3 million) for withholding tax liabilities associated with the cash expected to be distributed from our PRC subsidiaries offshore to our company for the payment of quarterly dividends and for general corporate purposes. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2016 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB4.5 billion, or 12% of our total consolidated net assets, as of December 31, 2016. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and e-commerce services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online games services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2016, 2015 and 2014, we spent RMB3,047.0 million (US$438.9 million), RMB2,158.9 million and RMB1,323.5 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have contractual obligations in respect of the construction of new office buildings and warehouse facilities in Hangzhou, Guangzhou, Zhoushan and Ningbo, office rental and capital expenditures related to computer equipment and server custody fees. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II series, Heroes of the Storm, Hearthstone, Diablo III and Overwatch from Blizzard, as described below. The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, other than our obligations in connection with the online games licensed by Blizzard, as of December 31, 2016:

	Rental Commitments	Server Custody fee Commitments	Capital Commitments	Office Machines and other Commitments	Total
	RMB	RMB	RMB	RMB	RMB

2017	144,159	56,687	774,530	442,123	1,417,499
2018	96,133	8,892	341,295	122,401	568,721
2019	30,425	4,254	17,695	152,015	204,389
2020	20,274	—	15,682	151,967	187,923
Beyond 2020	23,237	—	—	183,990	207,227
	314,228	69,833	1,149,202	1,052,496	2,585,759

Under certain license agreements entered into in 2008, 2009, 2012, 2013, 2014 and 2015 pursuant to which Blizzard licensed to Shanghai EaseNet the exclusive right to operate StarCraft II series, World of Warcraft, Heroes of the Storm, Hearthstone, Diablo III and Overwatch in the PRC, Shanghai EaseNet was required to pay license fees (excluding Hearthstone, Hero of the Storm and Diablo III for which no license fee was required to be paid) royalties and consultancy fees (except Hearthstone, Heroes of the Storm and Diablo III for which no consultancy fee was required to be paid) to Blizzard for the games.  The license agreements also include minimum marketing expenditure commitments.

In September 2016, Shanghai EaseNet renewed its license and joint venture agreement with Blizzard, extending its collaboration with Blizzard in mainland China to January 2020. The renewed license and joint venture agreement includes licenses for Blizzard’s World of Warcraft, StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm and Overwatch, as well as new content for these games during the agreement period. Under the new license agreements, Shanghai EaseNet is required to pay royalties and make a minimum marketing expenditure commitment for the games. For more information, Item 4.B. “Business Overview—Our Services—Online Games—Game Licensing and Joint Venture with Blizzard.”

In accordance with such license agreements, we have incurred an overall commitment totaling approximately RMB7.4 billion (US$1.1 billion). As of December 31, 2016, our outstanding commitments under the license agreements with respect to the games licensed from Blizzard totaled RMB3,458.5 million (US$498.1 million) which can be summarized as follows:

RMB (in millions)
2017	471
2018	1,058
2019	984
2020	945
Total	3,458

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the license agreements with Blizzard in the aggregate amount of up to approximately RMB195.0 million (US$28.1 million) over the remaining term of each license as of December 31, 2016. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

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

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings. All of our short-term bank borrowings as of December 31, 2016 were at fixed rates. From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure. Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2016, a 10% change in the interest rate would result in an increase or decrease of RMB54.2 million (US$7.8 million) of our total amount of net interest income or of RMB30.3million (US$4.4 million) of our total amount of investment income from short-term investments in 2016.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy resulted in an overall appreciation in the value of the Renminbi against the US dollar, although more recently the Renminbi has depreciated against the US dollar. We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a net foreign exchange gain of RMB146.5 million (US$21.1 million) in 2016, compared to a net foreign exchange gain of RMB133.8 million in 2015. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2016, we had U.S. dollar-denominated debt outstanding of US450.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments on this debt in Renminbi terms would have increased/decreased by RMB3.8 million (US$0.5 million).

As of December 31, 2016, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$1,145.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2016 would have increased/decreased by RMB795.0 million in Renminbi terms.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605 ‘‘Revenue Recognition.’’ In addition, Topic 606 requires disclosure related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public entities that follow U.S. GAAP, this deferral means that new revenue standard will only be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The FASB has also issued several amendments and updates to this new revenue standard, including ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients” and ASU 2016-20 “Technical Corrections and Improvements.” We have assembled an implementation team that is currently in the process of analyzing each of our revenue streams in accordance with the new revenue standard to determine its impact on our consolidated financial statements. We intend to apply the new revenue standard starting from January 1, 2018 and adopt the modified retrospective method when applying the new standard.

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

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet. We adopted this ASU in the first quarter of 2017 and will retrospectively adjust prior periods. After adoption of this ASU, current deferred tax assets of RMB536.3 million and current deferred tax liabilities of RMB358.5 million in our December 31, 2016 consolidated balance sheet will be reclassified as non-current.

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

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity method and joint ventures (Topic 323),” to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 “Investments — equity method and joint ventures” that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting,” which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We will continue to estimate expected forfeitures and the implementation of this update is not expected to have any material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are currently evaluating the impact this standard will have on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments,” which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact that this standard will have on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during the period in total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard will be effective for fiscal years beginning after December 15, 2017 and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. This standard shall be applied using a retrospective transition method to each period presented. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2017 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	45	Director and Chief Executive Officer
Onward Choi	46	Acting Chief Financial Officer
Alice Cheng (1)	55	Director
Denny Lee	49	Director
Joseph Tong (1)	54	Director
Lun Feng	57	Director
Michael Leung (1)	63	Director
Michael Tong	45	Director

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

B.                                    Compensation

Director Compensation

In 2016, we paid an aggregate amount of RMB1.6 million (US$234,000) in compensation for the services of our independent non-executive directors. On March 1, 2016, we also granted restricted share unit awards under our RSU Plan (described below) to each of our independent non-executive directors which vested on March 1, 2017. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2016, we paid our executive officers aggregate cash compensation of RMB7.6 million (US$1.1 million).

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

Other Option Plans

Certain of our subsidiaries have adopted their own option plans, which allow the relevant subsidiaries to grant options to certain of our employees. The options expire in five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 2, 2016.

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

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had 10,004, 12,919 and 15,948 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2016:

Online game	5,495
Customer service	1,765
Advertising services	2,629
Product development	1,711
E-mail	764
Marketing	766
Others	2,650
15,780

In addition, as of December 31, 2016, we had approximately 1,300 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                    Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2016 (unless otherwise indicated) by:

•                  all persons who are beneficial owners of five percent or more of our ordinary shares,

•                  each of our directors,

•                  our Chief Executive Officer and Acting Chief Financial Officer, and

•                  all current directors and executive officers as a group.

As of December 31, 2016, 3,281,479,806 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.	1,456,000,000	44.4%

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors(2)
Onward Choi	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons)(3)	1,458,145,725	44.4%

*                          less than 1%

(1)                                 Shining Globe International Limited is 100% owned by William Lei Ding, our founder, Chief Executive Officer and a director, and its holdings consist of 1,406,000,000 ordinary shares and 2,000,000 ADSs.

(2)                                 The address of our current executive officers and directors is c/o Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.

(3)                                 Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. Such amount includes ordinary shares and ordinary shares issuable upon vesting of RSUs held by our directors and executive officers as a group.

As of December 31, 2016, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2016, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,875,903,840 ordinary shares as of that date.

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

Item 7.                                                         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Youdao Computer and the shareholders of these entities under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Youdao Computer, and they in turn provide certain of our online games and operate the NetEase websites, our online advertising business and e-mail and certain of our e-commerce and other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Youdao Computer will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

Agreements relating to Guangzhou NetEase

William Lei Ding, our Chief Executive Officer, and Xiaojun Hui, our vice president of game development, own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively.

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

•                  Shareholder Voting Rights Trust Agreement among NetEase Beijing and the Individual Shareholders of Guangzhou NetEase. William Lei Ding and Xiaojun Hui agreed to irrevocably appoint NetEase Beijing to represent him to exercise all voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement is 20 years from May 12, 2010. This agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.

•                  Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•                  Letter of Agreement. Each of William Lei Ding and Xiaojun Hui have agreed that any amendments to be made to the Shareholder Voting Rights Trust Agreement, the Equity Pledge Agreement (described below) and the Loan Agreement (described below), as well as all other agreements to which our company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding and Hui have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of our company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from May 12, 2010, and this agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.

•                  Loan Agreement and Equity Pledge Agreement. Concurrent with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder, Mr. Hui entered into a Loan Agreement and Equity Pledge Agreement with NetEase Beijing, each dated May 1, 2014. Under the Loan Agreement, NetEase Beijing provided Mr. Hui with an interest-free loan in the principal amount of RMB0.2 million (US$32,000) to Mr. Hui, which funds were used by Mr. Hui to pay the consideration to acquire such 1.0% equity interest. The loan can be repaid by transferring such 1.0% equity interest to NetEase Beijing or its designee or through such other method as NetEase Beijing shall determine. The term of the loan is ten years from the date of the agreement and can be extended upon the mutual consent of both parties. Under the Equity Pledge Agreement, Mr. Hui pledges his 1.0% equity interest in Guangzhou NetEase to NetEase Beijing to secure his respective obligations under the Loan Agreement and Shareholder Voting Rights Trust Agreement. Mr. Hui agrees he shall not transfer, pledge or encumber his 1.0% equity interest without the prior written consent of NetEase Beijing. During the term of this agreement, NetEase Beijing is entitled to all dividends and other distributions made by Guangzhou NetEase. The Equity Pledge Agreement will remain binding until Mr. Hui discharges all his obligations under the above-mentioned agreements.

Agreements relating to NetEase Advertising

William Lei Ding and Li Li, the chief executive officer of our Internet media business, own 99.0% and 1.0% of the equity interest in NetEase Advertising, respectively.

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

Agreements relating to Hangzhou Leihuo

Zhipeng Hu and Tianlei Hu, two of our employees, each own 50.0% of the equity interest in Hangzhou Leihuo.

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

Agreements relating to Youdao Computer

William Lei Ding and certain employees or former employees of Youdao Computer own 71.1% and 28.9% of the equity interest in Youdao Computer, respectively.

•                  Loan Agreement and Equity Pledge Agreement between Youdao Information and William Lei Ding as shareholder of Youdao Computer. William Lei Ding entered into a Loan Agreement and an Equity Pledge Agreement with Youdao Information, each dated September 26, 2016. Under this Loan Agreement, Youdao Computer provided William Lei Ding with an interest-free loan in the principal amount of approximately RMB3.6 million (US$50,000.0), which funds were used by William Lei Ding to pay the consideration to acquire his 71.1% equity interest in Youdao Computer. Such loan can be repaid by transferring William Lei Ding’s equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of the Loan Agreement is 10 years from the date of the agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information. Under the Equity Pledge Agreement, William Lei Ding pledges his 71.1% equity interest in Youdao Computer to Youdao Information to secure his obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. William Lei Ding further agrees to not transfer or pledge his equity interest in Youdao Computer without the prior written consent of Youdao Information. The Equity Pledge Agreement will remain binding until the pledgor William Lei Ding discharges all his obligations under the above-mentioned agreements.

•                  Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement entered into by Youdao Information, Youdao Computer and William Lei Ding dated September 26, 2016, William Lei Ding has granted Youdao Information an option to purchase all or a portion of his equity interest in Youdao Computer at a price equal to the original and any additional paid-in capital paid by him.  In addition, Youdao Computer has granted Youdao Information an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer and William Lei Ding agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.

•                  Shareholder Voting Rights Trust Agreement between Youdao Information and William Lei Ding. Under this agreement dated September 26, 2016, William Lei Ding, as shareholder of Youdao Computer, has agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer.  This agreement shall remain effective for as long as William Lei Ding remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.

•                  Operating Agreement among Youdao Computer, Youdao Information and William Lei Ding. To ensure the successful performance of the various agreements between the parties, each of Youdao Computer and William Lei Ding has agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information has also agreed that it will provide performance guarantees and, at Youdao Information’s discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. Furthermore, William Lei Ding has agreed that, upon instruction from Youdao Information, he will appoint Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from September 26, 2016 and can be extended with the written consent of Youdao Information.

•                  Cooperation Agreement between Youdao Information and Youdao Computer. Under this Cooperation Agreement, Youdao Information has agreed to provide the following services:

•                  the development of computer software (including but not limited to generating online advertisement and distribution and maintenance of related software) and technical support and maintenance for computer software operation;

•                  the development of computer software related to generating online advertisement, establishment of platforms for online advertisement and related updates and operational support; and

•                  the provision of technology support, including but not limited to server maintenance, development of server software and related maintenance and updates.

Youdao Computer has agreed to share its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in the Cooperation Agreement. This agreement was effective from July 1, 2015 and will continue to be effective unless it is terminated by written notice of Youdao Information or, in case of a material breach of the agreement, it is terminated by written notice of the non-breaching party.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it. We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2014, 2015 and 2016. Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

In the year ended December 31, 2016, we also entered into two guarantee agreements in the aggregate amount of $78.0 million in respect of certain credit facilities taken by our subsidiaries. As at December 31, 2016, neither of such credit facilities had been utilized.

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

A.8                             Dividend Policy

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2016. Under this policy, quarterly dividends are set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.73, US$0.78, US$0.78 and US$1.01 per ADS for the first, second, third and fourth quarters of 2016, respectively.

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

	Sales Price
	High	Low
Annual highs and lows
2012	$63.81	$37.15
2013	$78.60	$42.41
2014	$105.82	$63.35
2015	$184.73	$94.83
2016	$269.60	$133.07

Quarterly highs and lows
First Quarter 2015	$116.53	$94.83
Second Quarter 2015	$151.27	$107.06
Third Quarter 2015	$151.05	$107.14
Fourth Quarter 2015	$184.73	$117.41
First Quarter 2016	$173.86	$133.13
Second Quarter 2016	$193.22	$133.07
Third Quarter 2016	$252.05	$184.57
Fourth Quarter 2016	$269.60	$213.05
First Quarter 2017	$302.58	$218.16

Monthly highs and lows
October 2016	$269.60	$244.86
November 2016	$251.86	$217.91
December 2016	$226.17	$213.05
January 2017	$254.45	$218.16
February 2017	$265.52	$253.82
March 2017	$302.58	$282.35
April 2017 (through April 20, 2017)	$285.22	$262.88

Item 10.                                                  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2016 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015.  This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC.  Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Pursuant to SAFE Circular 16, FIEs may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such FIE needs to make payment from such designated account, it does not need to go through a lengthy approval process, but instead is only required to declare its intended use for such converted Renminbi. Although Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No.3), or the Notice of No.3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds. Under Notice No.3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use.

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

Moreover, to discourage the outflow of capital from China, the overall current regulatory environment relating to foreign exchange controls in China suggests that, as a matter of practice, SAFE has been making it increasingly difficult to exchange Renmibi into foreign currencies for offshore dividend payments or capital account settlement. For additional information on the SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these restrictions.”

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

E.                                    Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, or Maples and Calder, our Cayman Islands counsel.

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

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs.

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2016, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$25,705 for the year ended December 31, 2016.

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Onward Choi, our Acting Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2016.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-1. PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over the financial reporting period of December 31, 2016 as stated in this annual report on pages F-2.

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

Item 16C.                                         Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) for certain services rendered to our company during 2015 and 2016.

	For the year ended December 31,
	2015(1)	2016(1)
	RMB (in thousands)
Audit fees (2)	11,451	20,039
Tax fees (3)	707	1,169
All other fees (4)	192	860
Total	12,350	22,068

(1)                                 The fees disclosed are exclusive of out-of-pocket expenses on the amounts paid, which totaled approximately RMB656,000 and RMB1,209,000 in 2015 and 2016, respectively.

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

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 1, 2015, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$500.0 million worth of our issued and outstanding ADSs on the Nasdaq Global Select Market. This share repurchase program expired on August 31, 2016. We had cumulatively purchased approximately 1.5 million ADSs in open market purchases under this program for a total consideration of approximately US$205.3 million.

On November 15, 2016, we announced a new share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to purchase up to US$1.0 billion worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program will expire on November 14, 2017. As of December 31, 2016, no ADSs were purchased under this program.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
February 26 through May 13, 2016(2)	1,324,644	$139.33	1,324,644	$294,746,120
Total	1,324,644		1,324,644

(1)                                 Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)                                 This repurchase program expired on August 31, 2016.

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
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.1

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.2

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

3.3

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.9 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

3.4

Shareholder Voting Rights Trust Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li (incorporated by reference to Exhibit 3.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

3.5

Shareholder Voting Rights Trust Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 3.7 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

3.6*	Shareholder Voting Rights Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

4.2

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010)

4.3

Domain Name License Agreement dated February 3, 2000 between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.4

Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.5

Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.6

Supplemental Agreement (to Copyright License Agreement and Domain Name License Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.7

Notice of Renewal dated April 2, 2001 relating to the Copyright License Agreement and the Trademark License Agreement each dated February 3, 2000 and made between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.8

Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.9

Notice of Renewal dated April 2, 2001 relating to the Exclusive Advertising Agency Agreement dated February 3, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase.com, Inc. (incorporated by reference to Exhibit 4.18 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.10

Trademark Transfer Agreement dated March 29, 2000 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.11

Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.12

Notice of Renewal dated April 2, 2001 relating to the Online Advertising Agreement dated February 15, 2000 and made between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.13

Supplemental Agreement dated May 15, 2000 (amending the Domain Name License Agreement) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.37 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.14

Agreement dated May 12, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.15

Supplemental Agreement dated May 12, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000) between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.47 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.16

Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.17

Letter of Agreement, dated June 6, 2000, among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.18

Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.19

Trademark Assignment Agreement dated August 17, 2001 between Guangzhou NetEase Computer System Co., Ltd. and NetEase Information Technology (Beijing) Co., Ltd. and its Supplemental Agreement dated August 27, 2001 (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on August 31, 2001)

4.20

Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.21

Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.22

No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.23	Form of Cooperative Agreement (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 22, 2013)

4.24

Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.25

Loan Agreement dated March 23, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen (incorporated by reference to Exhibit 4.26 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.26

Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.27 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.27

Equity Pledge Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Gang Chen (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.28

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Gang Chen and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.29

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.30

Operating Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu, Gang Chen and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.31

Cooperation Agreement dated January 1, 2010 between NetEase (Hangzhou) Network Co., Ltd. and Hangzhou Leihuo Network Co., Ltd (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.32

Amendment and Novation of Operating Agreement dated May 1, 2014 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.33

Amendment and Novation of Letter of Agreement dated May 1, 2014 among NetEase Inc., William Lei Ding, Bo Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.34

Loan Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.35

Equity Pledge Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.36

Loan Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.37

Loan Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.38

Equity Pledge Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.39

Equity Pledge Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.40

Exclusive Purchase Option Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.41

Exclusive Purchase Option Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. and Li Li (incorporated by reference to Exhibit 4.42 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.42

Operating Agreement dated November 30, 2015 among NetEase Media Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., William Lei Ding and Li Li (incorporated by reference to Exhibit 4.43 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.43

Amended and Restated Letter of Agreement dated November 30, 2015 among NetEase, Inc., William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.44

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.45

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.46

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.47

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.48 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.48

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.49 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.49

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.50 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.50

Operating Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd., Tianlei Hu and Zhipeng Hu (incorporated by reference to Exhibit 4.51 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2015)

4.51*	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

4.52*	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

4.53*	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd.

4.54*	Operating Agreement dated September 26, 2016 among Youdao Computer System Co., Ltd., NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding.

4.55*	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd.

8.1*	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Jun He Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*                                         Filed with this annual report on Form 20-F

**                                  Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 21, 2017

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2016. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of NetEase, Inc. (“the Company”) and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 21, 2017

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			Note 2(n)
Assets
Current assets:
Cash and cash equivalents	6,071,487	5,439,499	783,451
Time deposits	14,593,291	19,361,098	2,788,578
Restricted cash	2,192,634	3,473,273	500,255
Accounts receivable, net	2,614,149	4,251,297	612,314
Inventories, net	817,765	1,578,130	227,298
Prepayments and other current assets	2,695,510	3,697,952	532,616
Short-term investments	5,013,499	11,582,116	1,668,172
Deferred tax assets	410,589	536,339	77,249
Total current assets	34,408,924	49,919,704	7,189,933

Non-current assets:
Property, equipment and software, net	2,092,046	2,419,510	348,482
Land use right, net	238,878	588,887	84,817
Deferred tax assets	24,685	23,984	3,455
Time deposits	1,110,000	550,000	79,217
Restricted cash	1,200,000	2,060,000	296,702
Long-term investments	1,764,652	1,970,027	283,743
Other long-term assets	318,245	499,748	71,979
Total non-current assets	6,748,506	8,112,156	1,168,395

Total assets	41,157,430	58,031,860	8,358,328

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB515,552 and RMB917,264 as of December 31, 2015 and 2016, respectively)	700,600	1,396,187	201,093
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB82,616 and RMB89,578 as of December 31, 2015 and 2016, respectively)	920,982	1,491,448	214,813
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB43,475 and RMB43,309 as of December 31, 2015 and 2016, respectively)	736,214	1,722,501	248,092
Short-term loans	2,272,760	3,815,691	549,574
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,439,238 and RMB7,223,764 as of December 31, 2015 and 2016, respectively)	4,651,750	7,531,238	1,084,724
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,093,939 and RMB1,697,195 as of December 31, 2015 and 2016, respectively)	2,218,330	3,219,419	463,693
Deferred tax liabilities	166,787	358,514	51,637
Total current liabilities	11,667,423	19,534,998	2,813,626
Long-term payable:
Deferred tax liabilities	81,434	33,721	4,857
Other long-term payable	84,974	200	29
Total liabilities	11,833,831	19,568,919	2,818,512

Commitments and contingencies (See Note 21)

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,286,932 shares issued and outstanding as of December 31, 2015 and 3,281,480 shares issued and outstanding as of December 31, 2016	2,685	2,676	385
Additional paid-in capital	1,779,331	1,637,953	235,914
Statutory reserves	1,010,917	1,160,161	167,098
Accumulated other comprehensive income	27,452	61,479	8,855
Retained earnings	26,419,698	35,328,812	5,088,408
NetEase, Inc’s shareholders’ equity	29,240,083	38,191,081	5,500,660
Noncontrolling interests	83,516	271,860	39,156
Total shareholders’ equity	29,323,599	38,462,941	5,539,816

Total liabilities and shareholders’ equity	41,157,430	58,031,860	8,358,328

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 2(n)
Net revenues:
Services	11,712,256	21,685,341	33,748,455	4,860,789
Product	578	1,117,554	4,430,389	638,109
Total net revenues	11,712,834	22,802,895	38,178,844	5,498,898
Cost of revenues
Services	(3,258,481)	(8,345,541)	(12,602,876)	(1,815,192)
Product	(3,063)	(1,053,719)	(3,912,156)	(563,468)
Total Cost of revenues	(3,261,544)	(9,399,260)	(16,515,032)	(2,378,660)

Gross profit	8,451,290	13,403,635	21,663,812	3,120,238

Operating expenses:
Selling and marketing expenses	(1,894,998)	(2,958,229)	(4,481,815)	(645,516)
General and administrative expenses	(467,669)	(1,014,395)	(1,506,154)	(216,931)
Research and development expenses	(1,323,498)	(2,158,888)	(3,046,979)	(438,856)
Total operating expenses	(3,686,165)	(6,131,512)	(9,034,948)	(1,301,303)

Operating profit	4,765,125	7,272,123	12,628,864	1,818,935
Other income/(expenses):
Investment income, net	27,373	62,341	200,333	28,854
Interest income	601,502	596,930	541,969	78,060
Exchange (losses)/gains	(17,998)	133,776	146,510	21,102
Other, net	82,438	45,138	377,685	54,398
Income before tax	5,458,440	8,110,308	13,895,361	2,001,349
Income tax	(662,735)	(1,273,408)	(2,102,498)	(302,823)

Net income	4,795,705	6,836,900	11,792,863	1,698,526
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(39,082)	(101,792)	(188,343)	(27,127)
Net income attributable to the NetEase, Inc.’s shareholders	4,756,623	6,735,108	11,604,520	1,671,399

Net income	4,795,705	6,836,900	11,792,863	1,698,526
Other comprehensive income
Unrealized gains/(losses) on available-for-sale securities, net of tax	—	27,452	(232,633)	(33,506)
Reclassification adjustment for losses on available-for-sale securities recorded in net income, nil of tax	—	—	266,660	38,407
Total other comprehensive income	—	27,452	34,027	4,901
Total comprehensive income	4,795,705	6,864,352	11,826,890	1,703,427
Comprehensive income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(39,082)	(101,792)	(188,343)	(27,127)
Comprehensive income attributable to the NetEase, Inc.’s shareholders	4,756,623	6,762,560	11,638,547	1,676,300

Net income per share, basic	1.46	2.05	3.54	0.51
Net income per ADS, basic	36.43	51.27	88.40	12.73
Net income per share, diluted	1.45	2.04	3.51	0.51
Net income per ADS, diluted	36.29	50.94	87.72	12.63
Weighted average number of ordinary shares outstanding, basic	3,264,450	3,284,382	3,281,729	3,281,729
Weighted average number of ADS outstanding, basic	130,578	131,375	131,269	131,269
Weighted average number of ordinary shares outstanding, diluted	3,277,049	3,305,213	3,307,109	3,307,109
Weighted average number of ADS outstanding, diluted	131,082	132,209	132,284	132,284

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

	Ordinary shares		Additional paid-in	Treasury stock		Statutory	Accumulated other comprehensive	Retained	Noncontrolling	Total shareholders’
	Share	Amount	capital	Share	Amount	reserves	income	earnings	Interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	3,250,284	2,663	854,878	—	—	878,466	—	18,509,161	(76,905)	20,168,263
Ordinary shares issued upon exercise of employee stock options	285	—	2,917	—	—	—	—	—	—	2,917
Ordinary shares issued upon settlement of restricted share units	17,450	11	(11)	—	—	—	—	—	—	—
Share-based compensation	—	—	368,632	—	—	—	—	—	—	368,632
Appropriation to statutory reserves	—	—	—	—	—	58,816	—	(58,816)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	4,756,623	35,813	4,792,436
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	—	—	—	—	—	15	8,907	8,922
Dividends to shareholders	—	—	—	—	—	—	—	(1,983,010)	—	(1,983,010)
Balance as of December 31, 2014	3,268,019	2,674	1,226,416	—	—	937,282	—	21,223,973	(32,185)	23,358,160
Ordinary shares issued upon settlement of restricted share units	23,541	14	(14)	—	—	—	—	—	—	—
Share-based compensation	—	—	687,332	—	—	—	—	—	—	687,332
Appropriation to statutory reserves	—	—	—	—	—	73,635	—	(73,635)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	6,737,321	100,689	6,838,010
Repurchase of shares	—	—	—	(4,628)	(132,192)	—	—	—	—	(132,192)
Cancellation of treasury stock	(4,628)	(3)	(132,189)	4,628	132,192	—	—	—	—	—
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	27,452	—	—	27,452
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	(1)	—	—	—	—	4	15,012	15,015
Dividends to shareholders	—	—	—	—	—	—	—	(1,467,965)	—	(1,467,965)
Exchanges losses on repurchase of mezzanine classified noncontrolling interests	—	—	(2,213)	—	—	—	—	—	—	(2,213)
Balance as of December 31, 2015	3,286,932	2,685	1,779,331	—	—	1,010,917	27,452	26,419,698	83,516	29,323,599
Ordinary shares issued upon settlement of restricted share units	27,664	18	(18)	—	—	—	—	—	—	—
Share-based compensation	—	—	1,057,715	—	—	—	—	—	—	1,057,715
Appropriation to statutory reserves	—	—	—	—	—	149,244	—	(149,244)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	11,604,520	188,343	11,792,863
Repurchase of shares	—	—	—	(33,116)	(1,199,102)	—	—	—	—	(1,199,102)
Cancellation of treasury stock	(33,116)	(27)	(1,199,075)	33,116	1,199,102	—	—	—	—	—
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	34,027	—	—	34,027
Capital injection in subsidiaries by noncontrolling interests shareholders	—	—	—	—	—	—	—	3	1	4
Dividends to shareholders	—	—	—	—	—	—	—	(2,546,165)	—	(2,546,165)
Balance as of December 31, 2016	3,281,480	2,676	1,637,953	—	—	1,160,161	61,479	35,328,812	271,860	38,462,941

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				Note 2(n)
Cash flows from operating activities:
Net income	4,795,705	6,836,900	11,792,863	1,698,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	174,462	182,450	327,515	47,172
Investment impairment	24,040	12,037	278,906	40,171
Share-based compensation cost	349,277	684,467	990,131	142,609
Allowance for provision for doubtful accounts	3,765	4,041	9,952	1,433
Loss on disposal of property, equipment and software	1,507	5,903	1,276	184
Unrealized exchange losses/(gains)	18,764	(116,772)	(166,638)	(24,001)
Gain on disposal of long-term investments	—	—	(234,050)	(33,710)
Deferred income taxes	(117,342)	(147,285)	66,676	9,603
Net equity share of losses from associated companies	48,955	76,134	85,813	12,360
Fair value changes of short-term investments	(64,249)	(140,104)	(304,605)	(43,872)
Changes in operating assets and liabilities:
Accounts receivable	(474,381)	(1,744,059)	(1,646,885)	(237,201)
Inventories	(8,213)	(789,514)	(760,365)	(109,515)
Prepayments and other current assets	(284,203)	(1,249,573)	(1,063,997)	(153,248)
Accounts payable	190,453	243,140	604,089	87,007
Salary and welfare payables	157,448	386,417	570,466	82,164
Taxes payable	259,828	401,924	986,390	142,070
Deferred revenue	486,744	2,683,970	2,879,489	414,733
Accrued liabilities and other payables	310,463	746,844	1,071,240	154,291
Net cash provided by operating activities	5,873,023	8,076,920	15,488,266	2,230,776

Cash flows from investing activities:
Purchase of property, equipment and software	(537,376)	(866,314)	(1,135,533)	(163,551)
Proceeds from sale of property, equipment and software	1,463	1,292	2,064	297
Purchase of other intangible assets	(14,011)	(347)	(4,434)	(639)
Purchase of land use right	(66,957)	(163,998)	(60)	(9)
Net change of short-term investments with terms of three months or less	247,406	(231,306)	(3,704,332)	(533,535)
Purchase of short-term investments	(2,358,122)	(5,687,000)	(12,439,000)	(1,791,589)
Proceeds from maturities of short-term investments	1,017,596	3,103,463	9,879,319	1,422,918
Investment in an associated company	(20,000)	(187,532)	(364,486)	(52,497)
Acquisitions of other long-term investments	(155,553)	(1,178,929)	(181,117)	(26,086)
Proceeds from disposal of long-term investment	—	—	249,569	35,945
Transfer to restricted cash	(492,149)	(763,493)	(2,140,421)	(308,285)
Placement/rollover of matured time deposits	(21,955,012)	(19,017,824)	(20,367,430)	(2,933,520)
Proceeds from maturity of time deposits	19,905,004	22,582,480	16,377,449	2,358,844
Change in other assets	(92,455)	(127,016)	(173,402)	(24,975)
Net cash used in investing activities	(4,520,166)	(2,536,524)	(14,001,814)	(2,016,682)

Cash flows from financing activities:
Proceeds of short-term bank loan	2,046,669	5,828,758	11,354,866	1,635,441
Payment of short-term bank loan	(975,504)	(5,741,616)	(9,860,110)	(1,420,151)
Proceeds from exercise of employees’ stock options	2,917	—	—	—
Dividends paid to shareholders	(1,983,010)	(1,467,965)	(2,546,165)	(366,724)
Capital injection from/(repurchase of) mezzanine classified noncontrolling interests shareholders	130,365	(134,736)	—	—
Capital injection from noncontrolling interest shareholders	121	15,015	4	1
Repurchase of shares	—	(132,192)	(1,199,102)	(172,707)
Net cash used in financing activities	(778,442)	(1,632,736)	(2,250,507)	(324,140)

Effect of exchange rate changes on cash held in foreign currencies	(11,260)	142,374	132,067	19,021

Net increase/(decrease) in cash and cash equivalents	563,155	4,050,034	(631,988)	(91,025)
Cash and cash equivalents beginning of the year	1,458,298	2,021,453	6,071,487	874,476
Cash and cash equivalents end of the year	2,021,453	6,071,487	5,439,499	783,451

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	551,303	1,124,339	1,097,178	158,027
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable	80,575	216,328	260,277	37,488

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                                      Organization and Nature of Operations

(a)                                 The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2016, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions major including the People’s Republic of China (“PRC”), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2016, the Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2016 are described below:

Major Subsidiaries	Place and year of Incorporation
NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China 1999
Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China 2003
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China 2006
NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China 2006
Hangzhou Langhe Technology Co., Ltd. (“Hangzhou Langhe”)	Hangzhou, China 2009
Lede Technology Co., Ltd. (“Lede Technology”)	Hangzhou, China 2011
NetEase Media Technology (Beijing) Co., Ltd. (“Media Beijing”)	Beijing, China 2012
HQG, Limited (“HQG”)	Hong Kong, China 2014
Hangzhou Youmai Technology Co., Ltd. (“Hangzhou Youmai”)	Hangzhou, China 2014
Tianjin Wang Zhi Yi Innovation and Technology Co., Ltd. (“Tianjin Technology”)	Tianjin, China 2015
Hangzhou Netease Yanxuan Trading Co., Ltd. (“Hangzhou Yanxuan”)	Hangzhou, China 2016

Major VIEs and VIEs’ subsidiaries	Place and year of Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China 1997
Beijing NetEase Media Co., Ltd. (previously named “Beijing Guangyitong Advertising Co., Ltd.”) (“NetEase Advertising”)	Beijing, China 1999
Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China 2008
StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China 2008
StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China 2008
Hangzhou NetEase Leihuo Network Co., Ltd. (“HZ Leihuo”)	Hangzhou, China 2009
Wangyibao Co., Ltd. (“Wangyibao Company”)	Hangzhou, China 2010

Guangzhou NetEase, a principal VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, the Company’s Chief Executive Officer, director and major shareholder, and another Chinese employee of the Group. It is responsible for providing online game, e-mail and other value-added telecommunication services.

NetEase Advertising, owned by William Lei Ding and another Chinese employee of the Group, was incorporated in November 1999 in China. NetEase Advertising operates the Company’s portal business.

HZ Leihuo was incorporated in April 2009 in China by two Chinese employees of the Group and currently operates the Company’s mobile game business.

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

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2015	2016
	RMB	RMB
Total assets	6,404,523	10,631,045
Total liabilities	6,174,820	9,971,110

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues	11,293,218	19,819,474	31,043,737
Net income	139,560	343,942	448,771

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by operating activities	368,209	931,049	1,736,702
Net cash used in investing activities	(148,982)	(327,330)	(270,733)
Net cash provided by/ (used in) financing activities	2,508	(89,996)	(57,000)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB454.2 million and RMB533.2 million, respectively, as of December 31, 2015 and 2016, as well as certain non-distributable statutory reserves amounting to approximately RMB15.8 million and RMB21.3 million, respectively, as of December 31, 2015 and 2016.  As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2016.

(b)                                 Nature of operations

The Group generates revenues from providing online game services, advertising services and from e-mail, e-commerce and other services.

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

VIE Arrangements with Guangzhou NetEase, NetEase Advertising, HZ Leihuo, and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.  Our VIEs include:

(1)                                 Guangzhou NetEase (owned by William Lei Ding or Mr. Ding, the Company’s Officer, director and principal shareholder, and a Chinese employee of the Group, (together referred as “the VIE shareholders”)*),

(2)                                 NetEase Advertising (owned by Mr. Ding and another Chinese employee of the Group* *),

(3)                                 HZ Leihuo (owned by two employees of the Group), and

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  Mr. Ding, who is the major shareholder of Guangzhou NetEase, and is in turn the major shareholder of Wangyibao Company, and of Shanghai EaseNet, NetEase Advertising and Youdao Computer, is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

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

Net revenues presented in the consolidated statements of operations and comprehensive income represent revenues from service and product sales net off sales discount, sales tax and related surcharges. Service sales represent revenues from online game services, advertising services, certain e-commerce, e-mail and others. Service sales are recognized when service has been rendered. Product sales represent revenue from the sale of products through our e-commerce platform where the Group record revenue on a gross basis. Product sales are recorded when the products are shipped and title passes to customers.

(i)                                     Online game services

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

PC-client games

The Group sells prepaid point cards through Guangzhou NetEase and Shanghai EaseNet to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers via the online payment services platforms, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues. The Group earns revenue through providing online game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games.

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

Unused online points in a personal game account are recognized as revenues when the likelihood that the Group would provide further online game services with respect to such online points is remote. The revenue recognized from the inactive accounts was insignificant in 2014, 2015 and 2016.

(ii)                                  Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts engaged by NetEase Advertising. Advertising service contracts may consist of multiple elements with a typical term of less than three months. Such elements generally represent different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Each element is time-based and the service period of the element is usually within three months. In accordance with ASU No.2009-13 Revenue Recognition - Multiple-Deliverable Revenue Arrangements (“ASU No.2009 -13”), the Group treats advertising contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue over the advertising period during the contract when each deliverable elements of advertisements is provided and all the other revenue recognition criteria are met. Since the contract price is for all deliverables, the Group allocates the arrangement consideration to all deliverables at the inception of the arrangement on the basis of their relative selling price according to the selling price hierarchy established by ASU No.2009-13. The Group uses (a) vendor-specific objective evidence of selling price (“VSOE”), if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) the management’s best estimate of the selling price for that deliverable. As the deliverables are not sold separately, the best estimate of the selling price has taken into consideration the pricing of advertising areas of the Group’s platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented.

The Group also enters into performance-based advertising arrangements with customers. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed.

The Group also enters into cost per action (“CPA”) advertising arrangements with customers, under which the Group recognizes revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links.

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

For the years ended December 31, 2014, 2015 and 2016, the Group was engaged in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties.

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

E-commerce revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. The Group’s e-commerce businesses mainly include cross-border and domestic e-commerce business, e-commerce services related to third-party virtual products and other e-commerce services. The Group evaluates whether it is appropriate to record the net amount earned as commissions or the gross amount of product sales. When the Group is not the primary obligor, doesn’t bear the inventory risk and doesn’t have the ability to establish the price, revenues are recorded on a net basis. When the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenues are recorded on a gross basis.

The Group established its cross-border e-commerce platform, Kaola.com (“Kaola”), in January 2015 and primarily sells imported maternity and baby products, skincare and cosmetics and other general merchandise through online direct sales. The Group also established its domestic e-commerce platform, You.163.com (“Yanxuan”), in April 2016 and sells its private label products, including apparel, homeware, kitchenware and other general merchandise which are sourced directly from original design manufacturers in China. The Group recognizes the revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. The Group also provides discount coupons to its customers for use in purchases on the Kaola and Yanxuan platform, which are treated as a reduction of revenue when the related transaction is recognized.

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

The Group also operates its “Duobao” platform, which provides services that allow users to purchase the virtual currency, “Duobao Bi”, and use them to exchange for products. For the services where the Group acts as an agent, products are provided by third-party suppliers and revenues are recognized on a net basis when services are rendered.

(d)                                 Cost of revenues

Costs of revenue consist primarily of purchase price and inbound shipping costs relating to merchandise sold, staff costs, royalties and consultancy fees related to licensed games, revenue sharing cost related to mobile games, depreciation and amortization of computers and software, server custody fees, bandwidth, and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)                                  Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development. For the years ended December 31, 2014, 2015 and 2016, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)                                   Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2015, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$541.5 million and Euro1.0 million, respectively. As of December 31, 2016, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars and Euro amounting to approximately US$394.8 million and Euro1.3 million, respectively (equivalent to approximately RMB2,738.8 million and RMB9.3 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2015, there were time deposits denominated in US dollars amounting to approximately US$299.5 million. As of December 31, 2016, there were time deposits denominated in US dollars amounting to approximately US$750.2 million (equivalent to approximately RMB5,204.2 million).

As of December 31, 2015 and 2016, the Group had approximately RMB14.7 billion and RMB17.0 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 67.6% and 66.9% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2015 and 2016, the Group had a restricted cash balance approximately RMB3,392.6 million and RMB5,533.3 million, respectively, comprising as follows (in millions):

	December 31, 2015	December 31, 2016
	RMB	RMB
Escrow account deposit for sales and marketing activities of Blizzard’s licensed games	184.3	134.4
Customer deposit of Wangyibao accounts	759.6	1,318.0
Pledge deposits for short-term bank borrowings — Current	1,227.6	1,935.0
Others	21.1	85.9
Subtotal	2,192.6	3,473.3
Pledge deposits for short-term bank borrowings — Non-current	1,200.0	2,060.0
Total	3,392.6	5,533.3

The Group had no other lien arrangements during 2015 and 2016.

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

(h)                                 Inventories, net

Inventories, mainly represent products for the Group’s e-commerce business, are stated at the lower of cost or net realizable value in the consolidated balance sheets. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. An available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. Investments with maturities of greater than 12 months are recorded in long-term investments.

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

(j)                                    Investment in associated companies

Investments in associated companies in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under long-term investments in the consolidated balance sheets.

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

(m)                             Advertising expenses

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB466.6 million, RMB697.9 million and RMB1,116.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9430 on the last trading day of 2016 (December 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.  On the other hand, for RSUs which will either be settled in stock or cash as discussed above, the Company continues to mark to market such awards and, in accordance with the vesting schedules of such awards, record the resulting potential liabilities under other long-term payables and accrued liabilities which totaled nil and RMB172.8 million, respectively, as of December 31, 2016. There were no significant cash payments for share-based liabilities for the years ended December 31, 2014, 2015 and 2016.

Certain subsidiaries of the Company granted options exercisable for ordinary shares to certain of the Group’s employees. The options expire five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Group adopts the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.

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

The Group reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any.  The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2014, 2015 and 2016.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2015 and 2016.

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

The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Appropriations to general reserve funds and statutory surplus funds	58,816	73,635	149,244

NetEase Beijing, Boguan and Netease Hangzhou did not make appropriations to statutory reserves for the years ended December 31, 2014, 2015 and 2016, and Guangzhou NetEase did not make appropriations to statutory reserves for the years ended December 31, 2016, as their cumulative appropriations in the past have already reached the statutory limit, namely 50% of the registered capital of the respective companies.

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

Mezzanine classified noncontrolling interests represent Series A convertible redeemable preferred shares (“preferred shares”) issued by Lede Inc. to certain investors, and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these preferred shares are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. All the preferred shares have been repurchased by Lede Inc. by the end of 2015.

As of April 21, 2017, a subsidiary of the Group, completed its first round of fund raising. The Group remains control of the subsidiary upon the completion of financing.

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

(x)                                 Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The FASB has issued several amendments and updates to the new revenue standard, including ASU 2016-08 “Principal versus Agent Considerations (Reporting

Revenue Gross versus Net)”, ASU 2016-10 “Identifying Performance Obligations and Licensing”, ASU 2016-12 “Narrow-Scope

Improvements and Practical Expedients” and ASU 2016-20 “Technical Corrections and Improvements”. The Group has set up an implementation team that is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group will apply the new revenue standard beginning January 1, 2018. The Group currently anticipate adopting the standard using the modified retrospective method.

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

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The Group will adopt this ASU in Q1 2017 and retrospectively adjust prior periods. Upon adoption, current deferred tax assets of RMB536.3 million and current deferred tax liabilities of RMB358.5 million in our December 31, 2016 consolidated balance sheet will be reclassified as non-current.

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

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity method and joint ventures (Topic 323)”, to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 “Investments — equity method and joint ventures” that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 “Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting”, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group will continue to estimate expected forfeitures and the implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.                                      Concentrations and Risks

(a)                                 Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2014, 2015 and 2016 as follows:

	For the year ended December 31,
	2014	2015	2016
Total number of telecommunications service providers	13	14	14
Number of service providers provided by 10% or more of the Group’s bandwidth and server custody expenditure	3	3	3
Total % of the Group’s bandwidth and server custody expenditure provided by 10% or greater service providers	90.2%	83.0%	79.5%

(b)                                 Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2015 and 2016, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services. One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2015 and 2016, as follows:

	December 31, 2015	December 31, 2016
Distribution channel A	35.9%	55.6%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of the held-to-maturity investment of fixed-rate corporate bonds of well-known Chinese companies and other short-term investments of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, both have a maturity date within one year as of the purchase date. The held-to-maturity investments have a credit rating of Aa or Aaa by Moody’s Investors Service, or AA or AAA by Standard & Poor’s Corp., or an equivalent rating by another reputable PRC licensed rating service agency. The effective yields of the held-to-maturity investments and other short-term investments range from 1.90% to 5.30% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)                                  Major Customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2014, 2015 and 2016.

(d)                                 Online Games

The Group derived a combined total of 31.4%, 42.2% and 46.3% of its total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively, from several of the Group’s self-developed massively multi-player online role-playing games, including Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II) and mobile games including the Fantasy Westward Journey mobile game, the Westward Journey Online mobile game and Onmyoji, as well as Blizzard’s Hearthstone®.

Additionally, 8.0%, 45.7% and 61.9% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Receivable balances are written off when they are determined to be uncollectible. The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	Balance at January 1,	Charged to (write-back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2014	8,275	3,765	(878)	11,162
2015	11,162	4,041	(1,018)	14,185
2016	14,185	9,952	(1)	24,136

5.             Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31, 2015	December 31, 2016
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	441,115	154,009
Prepayment for royalties, revenue sharing cost	1,304,827	2,399,434
Interest receivable	257,636	274,020
Prepayments of content and marketing cost and other operational expenses	158,314	209,147
Prepayment for sales tax	125,806	148,505
Bridge loans in connection with ongoing investments	35,510	46,279
Deposits	34,894	156,020
Employee advances	38,363	50,244
Advance to suppliers	179,390	173,057
Others	119,655	87,237
	2,695,510	3,697,952

In accordance with the license agreements of World of Warcraft®, StarCraft® II series, Hearthstone, Heroes of the Storm®, Diablo® III and Overwatch®, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2015 and 2016. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2015 and 2016, prepayments for royalties and revenue sharing cost representing prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

The amount of employee advances listed above included staff housing loan balances of RMB34.1 million and RMB45.5 million repayable within 12 months from December 31, 2015 and 2016, respectively (see Note 10). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2015 and 2016.

6.             Short-term Investments

As of December 31, 2015 and 2016, the Group’s short-term investments mainly consisted of held-to-maturity investments which are fixed-rate corporate bonds and financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2016, the effective yields of short-term investments ranged from 1.90% to 5.30% per annum (2015: 2.60% to 5.30% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2015
	Cost	Unrecognized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities - fixed rate investments	153,522	—	153,522
Other short-term investments	4,859,977	—	4,859,977
	5,013,499	—	5,013,499

	December 31, 2016
	Cost	Unrecognized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Other short-term investments	11,582,116	—	11,582,116
	11,582,116	—	11,582,116

During the years ended December 31, 2014, 2015 and 2016, the Group recorded investment income related to short-term investments of RMB64.2 million, RMB143.1 million and RMB303.4 million in the consolidated statements of operations and comprehensive income, respectively.

7.             Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31, 2015	December 31, 2016
	RMB	RMB
Building and decoration	666,685	1,207,607
Leasehold improvements	24,691	39,880
Furniture, fixtures and office equipment	68,984	104,779
Vehicles	40,997	52,396
Servers and computers	1,268,028	1,700,463
Software	49,633	54,273
Construction in progress	1,091,443	663,374
	3,210,461	3,822,772

Less: accumulated depreciation	(1,118,415)	(1,403,262)

Net book value	2,092,046	2,419,510

Depreciation expense was RMB172.4 million, RMB178.9million and RMB312.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, the construction in progress balance mainly represented a prepayment of RMB1,075.0 million and RMB642.4 million, respectively, for the construction of office buildings in Hangzhou, Zhoushan, Guangzhou and Ningbo. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

8.             Land Use Right

Land use right represents the land acquired for the purpose of constructing offices and warehouses. In 2015, the Group acquired land use rights in Ningbo for warehouse construction. In 2016, the Group obtained the land use right certificate for Boguan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the Group first obtained the land use right certificate from the local authorities. The land use right is summarized as follows (in thousands):

	December 31, 2015	December 31, 2016
	RMB	RMB
Cost	258,734	620,127
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(4,856)	(16,240)
Land use right, net	238,878	588,887

The total amortization expense for each of the years ended December 31, 2014, 2015 and 2016 amounted to approximately RMB580,000, RMB2,768,000, and RMB11,384,000, respectively.

9.             Long-term Investments

	December 31, 2015	December 31, 2016
	RMB	RMB
Investments in associated companies	318,888	652,635
Equity investments	309,691	461,664
Available-for-sale securities	1,136,073	855,728
	1,764,652	1,970,027

(a)                                 Investments in associated companies

The Group recorded equity share of loss of RMB33.6 million, RMB76.1 million and RMB85.8 million for the years ended December 31, 2014, 2015 and 2016, respectively, which was included in “investment income, net” in the consolidated statements of comprehensive income.  The Group received cash dividends for each of the years ended December 31, 2014, 2015 and 2016 of RMB15.3 million, nil and nil, respectively.

(1)                                In August 2013, the Group established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Hangzhou Yixin Technology Co., Ltd. (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Group contributed RMB200.0 million cash in exchange for a 27.0% equity interest in Yixin.

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

fair valuesfairvalues fair values was as follows (in thousands):

RMB
Tangible assets	8,579
Intangible assets	15,564
Goodwill	107,280
Deferred tax liabilities	(3,891)
127,532

(2)                                In September 2014, the Group established a joint venture with several individuals to launch an e-commerce related business. The Group contributed RMB20.0 million cash in exchange for a 40.0% equity interest.

(3)                                In 2015, the Group also established two joint ventures to operate internet finance related businesses. The Group contributed RMB30.0 million cash to each of the two joint ventures in exchange for a 30.0% equity interest in each joint venture. In July 2016, the Group increase its equity shares in one of the joint ventures to 31.8% with a cash consideration of approximately 15.0 million.

(4)                                In 2016, the Group acquired a 49.0% equity interest in MAXWIN (B.V.I) LIMITED, which is engaged in the retail business of casual and sportswear apparel, for a consideration of approximately RMB344.6 million in cash.

(b)                                 Equity investments

Equity investments represent investments in privately held companies.  The Group carries the investment at cost as the Group does not have significant influence and the investments do not have readily determinable fair value.

In 2016, a gain of RMB234.1 million related to the partial disposal of the Group’s investment in an equity investee was recognized as “investment income, net” in the consolidated statements of comprehensive income for the years ended December 31, 2016.

Impairment provision of RMB24.0 million, RMB12.0 million and RMB12.2 million related to certain of the equity investments were recognized as “investment income, net” in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively, as the Group determined that the decline in its fair value is determined to be other-than-temporary.

(c)                                  Available-for-sale securities

As of December 31, 2016, available-for-sale securities included RMB620.8 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB234.9 million invested in shares of Caissa Touristic Group (“Caissa”). Total net unrealized gains of RMB27.5 million and RMB34.0 million (net of tax expenses of RMB81.4 million and tax benefit of RMB47.7 million) were recorded in other comprehensive income for the year ended December 31, 2015 and 2016, respectively.

	December 31, 2015
	Cost	Unrealized Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Huatai	927,188	(216,851)	710,337
Caissa	100,000	325,736	425,736
	1,027,188	108,885	1,136,073

	December 31, 2016
	Adjusted Cost	Unrealized Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Huatai	660,528	(39,684)	620,844
Caissa	100,000	134,884	234,884
	760,528	95,200	855,728

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers. The assessment that these investments are not other-than-temporarily impaired included a review of the business and financial outlook, the financial condition, the severity and duration of the drop in share price compared to the carrying value, as well as the Group’s ability and current intent to hold these securities until the prices recover. For the year ended December 31, 2015 and 2016, nil and RMB266.7 million impairment provision for Huatai was recognized as “investment income, net” in the consolidated statements of comprehensive income, respectively. The Group also received cash dividends from Huatai for the years ended December 31, 2015 and 2016 of nil and RMB21.4 million, respectively.

10.          Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2015	2016
	RMB	RMB
Copyrights, licenses and domain names	190,983	254,067
Staff housing loans	77,962	105,208
Non-current deposits	25,040	88,398
Others	24,260	52,075
	318,245	499,748

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 3.5% per annum for the years ended December 31, 2015 and 2016, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2015 and 2016 amounted to approximately RMB34.1 million and RMB45.5 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax for 2014, 2015 and 2016 on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

In 2013, each of NetEase Beijing, Boguan and NetEase Hangzhou was approved as a Key Software Enterprise and enjoyed a preferential tax rate of 10% from 2011 to 2014. These three entities were qualified as HNTEs in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016. In 2016, Boguan and Netease Hangzhou was qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015 and the related tax benefit was recorded in 2016.

In 2014, Media Beijing was qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2014 to 2016. In 2016, Media Beijing was qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015 and the related tax benefit was recorded in 2016.

Hangzhou Langhe was recognized as a Software Enterprise in 2010. It was exempt from EIT for 2010 and 2011 and subject to a 50% reduction in its EIT rate from 2012 to 2014. Hangzhou Langhe was also qualified as a HNTE in 2014 and enjoyed a preferential tax rate of 15% from 2015 to 2016.

Wangyibao was recognized as a Software Enterprise in 2011. Accordingly it was exempt from EIT for 2011 and 2012 and subject to a 50% reduction in its EIT rate from 2013 to 2015. In 2015, Wangyibao was also qualified as a HNTE and enjoyed a preferential tax rate of 15% from 2016 to 2017.

Lede Technology was recognized as a Software Enterprise in 2014. It was exempt from EIT for 2014 and 2015 and subject to a 50% reduction in its EIT rate from 2016 to 2018.

Tianjin Technology was recognised by the tax bureau as a Software Enterprise and it was exempt from EIT for 2015 and 2016 and subject to a 50% reduction in its EIT rate from 2017 to 2019. The related tax benefit for 2015 was recorded in 2016.

StormNet IT SH was qualified as a HNTE in 2016 and enjoyed a preferential tax rate of 15% from 2016 to 2018.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2014, 2015 and 2016 (in thousands except per share data):

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	824,007	895,725	1,417,150
Earnings per share effect, basic	0.25	0.27	0.43
Earnings per share effect, diluted	0.25	0.27	0.43

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current tax expense	780,077	1,420,693	2,035,822
Deferred tax (benefit)/expense	(117,342)	(147,285)	66,676
Income tax expenses	662,735	1,273,408	2,102,498

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(1.4)	(1.5)	(0.8)
Effect due to overseas tax-exempt entities	1.3	(0.3)	(0.1)
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(15.0)	(11.6)	(13.3)
Change in valuation allowance	(0.1)	1.9	1.4
Effect of withholding income tax	2.3	2.2	2.9
Effective income tax rate	12.1	15.7	15.1

As of December 31, 2016, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2017	152,352
Loss expiring in 2018	142,616
Loss expiring in 2019	145,816
Loss expiring in 2020	124,434
Loss expiring in 2021	336,959
902,177

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

Since 2012, a pilot program transitioning specified industries from being subject to Business Tax (“BT”) to Value Added Tax (“VAT”) formally commenced in certain provinces (“Pilot Program”) and subsequently expanded nationwide in 2013.  In March 2016, the PRC Ministry of Finance and the State Administration of Taxation jointly issued a circular setting out the detailed implementation guidance on the further roll-out of the value-added tax reform to all industries from May 2016. According to the implementation circulars, the Company’s subsidiaries and VIEs were subject to VAT at a rate of 6%, as compared to the original BT rate of 5%.

(c)                                  Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2015 and 2016 (in thousands):

	December 31,	December 31,
	2015	2016
	RMB	RMB
Deferred tax assets - Current:
Deferred revenue, primarily for advanced payments from online games customers	202,352	224,994
Accruals	225,857	336,063
	428,209	561,057
Less: valuation allowance	(17,620)	(24,718)
Total	410,589	536,339

Deferred tax assets - Non-current:
Depreciation of fixed assets	3,096	1,732
Net operating tax loss carry forward	206,024	342,710
Amortization of Intangible assets	21,589	22,252
	230,709	366,694
Less: valuation allowance	(206,024)	(342,710)
Total	24,685	23,984

	December 31,	December 31,
	2015	2016
	RMB	RMB

Deferred tax liabilities - Current:	166,787	358,514
Deferred tax liabilities - Non-current:	81,434	33,721
Total	248,221	392,235

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

	Balance at	Provision/(reversal)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2014	189,863	19,464	209,327
2015	209,327	14,317	223,644
2016	223,644	143,784	367,428

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

In 2014, 2015 and 2016, the Group accrued RMB125.1 million, RMB180.7 million, and RMB404.8 million (US$58.3 million) of withholding tax liabilities, respectively, associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

Aside from the above distributions, the Group intends to indefinitely reinvest all remaining undistributed earnings as of December 31, 2016 in its PRC subsidiaries. Accordingly, no other withholding tax is expected to be incurred, and the unrecognized deferred tax liabilities as of December 31, 2015 and 2016 were approximately RMB1,160.6 million and RMB1,088.3 million (US$156.7 million), respectively.

12.          Taxes Payable

The following is a summary of taxes payable as of December 31, 2015 and 2016 (in thousands):

	December 31,	December 31,
	2015	2016
	RMB	RMB
Sales tax	60,631	55,996
Withholding individual income taxes for employees	88,548	131,006
Enterprise income taxes	531,788	1,360,686
Others	55,247	174,813
	736,214	1,722,501

13.          Short-term Loan

As of December 31, 2015, the short-term loan balances represent short-term loan arrangements with a bank. The commitments of the loans were RMB714.3 million (US$110.0 million), RMB584.4 million (US$90.0 million), and RMB974.0 million (US$150.0 million), with a fixed interest rate of 1.00%, 0.96%, and 0.93% per annum, respectively, and all with a maturity term of three months. As of December 31, 2015, the loans were secured by RMB deposits of the Group in an onshore branch of this bank in the amount of RMB2,427.6 million (US$374.8 million), which was recognized as restricted cash.

As of December 31, 2016, the short-term loan balances represent short-term loan arrangements with a bank. The commitments of the loans were RMB693.7 million (US$100.0 million), RMB763.1 million (US$110.0 million), RMB1,040.6 million (US$150.0 million), RMB694.0 million (HK$775.9 million) and RMB624.3 million (US$90.0 million), with a fixed interest rate of 1.29%, 1.28%, 1.15%, 0.98%, and 1.19% per annum, respectively, and all with a maturity term of three months. As of December 31, 2016, the loans were secured by RMB deposits of the Group in an onshore branch of this bank in the amount of RMB3,995.0 million (US$575.4 million), which was recognized as restricted cash (see Note 2(f)).

In 2016, the Group entered into two credit facility agreements in the aggregate amount of US$78.0 million. As at December 31, 2016, neither of such credit facilities had been utilized. In addition, in February and March 2017, the Group entered into two new credit facility agreements amounted to US$100.0 million and US$200.0 million, respectively. As of April 21, 2017, the aggregate amount of the credit facility was US$378.0 million and US$100.0 million was utilized.

14.          Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2015 and 2016 (in thousands):

	December 31,	December 31,
	2015	2016
	RMB	RMB
Customer deposits on Wangyibao accounts	756,433	1,321,762
Marketing expenses	587,118	689,055
RSU payables (see Note 2(o))	155,624	172,815
Accrued fixed assets related payables	171,733	259,675
Server custody fees and telecommunication charges	91,861	132,062
Accrued revenue sharing	56,720	68,474
Other staff related cost	26,793	49,423
Content cost	82,998	67,742
Professional fees	16,594	40,863
Accrued freight and warehousing charge	86,817	107,760
Others	185,639	309,788
	2,218,330	3,219,419

15.          Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold, unamortized mobile game in-game spending and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

16.          Other Long-term Payable

The following is a summary of other long-term payables as of December 31, 2015 and 2016 (in thousands):

	December 31,	December 31,
	2015	2016
	RMB	RMB
RSU long-term payable (see Note 2(o))	84,774	—
Other	200	200
	84,974	200

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

18.                               Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2014, 2015 and 2016 (in millions):

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Contributions to medical and pension schemes	264.0	366.4	481.8
Other employee benefits	159.2	235.5	315.1
	423.2	601.9	796.9

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

The table below presents a summary of the Group’s share-based compensation cost for the years ended December 31, 2014, 2015 and 2016 (in thousands):

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Cost of revenues	169,621	328,480	444,187
Selling and marketing expenses	23,253	36,023	52,689
General and administrative expenses	51,475	120,925	238,750
Research and development expenses	104,928	199,039	254,505
	349,277	684,467	990,131

As of December 31, 2016, there was no unrecognized compensation cost under the 2000 Stock Incentive Plan as the options granted thereunder were fully vested.

As of December 31, 2016, total unrecognized compensation cost related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$384.6 million (RMB2,670.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2016, the weighted average remaining vesting period was 3.21 years.

(d)                                 Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The Company did not grant any stock options in 2014, 2015 and 2016 Refer to Note 2(o) for the description of the bases the Company follows in the valuation of RSUs.

(e)                                  Stock options and restricted share units award activities

The following table presents a summary of the Company’s stock options and RSUs award activities for the years ended December 31, 2014, 2015 and 2016:

	Employees	Senior Management	Director and Consultants	Total	Weighted Average Exercise Price
	(in thousands)	(in thousands)	(in thousands)	(in thousands)	US$

Number of ordinary shares issuable upon exercise of stock options:

Outstanding at January 1, 2014	285	—	—	285	1.659
Exercised during the year	(285)	—	—	(285)	1.659
Outstanding at December 31, 2014	—	—	—	—	—

Outstanding at January 1, 2015	—	—	—	—	—
Exercised during the year	—	—	—	—	—
Outstanding at December 31, 2015	—	—	—	—	—

Outstanding at January 1, 2016	—	—	—	—	—
Exercised during the year	—	—	—	—	—
Outstanding at December 31, 2016	—	—	—	—	—

	Employees	Senior Management	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Outstanding at January 1, 2014	25,152	—	287	25,439
Granted	30,429	—	195	30,624
Vested	(17,200)	—	(250)	(17,450)
Forfeited	(1,539)	—	—	(1,539)
Outstanding at December 31, 2014	36,842	—	232	37,074

Outstanding at January 1, 2015	36,842	—	232	37,074
Granted	27,968	—	132	28,100
Vested	(23,339)	—	(202)	(23,541)
Forfeited	(1,848)	—	—	(1,848)
Outstanding at December 31, 2015	39,623	—	162	39,785

Outstanding at January 1, 2016	39,623	—	162	39,785
Granted	30,980	—	100	31,080
Vested	(27,545)	—	(119)	(27,664)
Forfeited	(1,633)	—	—	(1,633)
Outstanding at December 31, 2016	41,425	—	143	41,568

The following table presents the total intrinsic value of options exercised and the total fair value of RSUs on vesting dates for the years ended December 31, 2014, 2015 and 2016, respectively:

Stock Options
	US$	RMB
	(in millions)	(in millions)
Total intrinsic value exercised:
2014	0.4	2.7
2015	—	—
2016	—	—

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2014	48.6	301.6
2015	99.0	641.3
2016	177.2	1,230.4

The following table presents the weighted average remaining contractual life for the RSUs outstanding as of December 31, 2016:

Exercise Price	Number Outstanding / Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(in thousands)	Years	US$
Restricted Share Units
Performance-based settled in stock	11,193	2.17	n/a
Time-based-settled in stock/cash	66,160	3.12	n/a
Time-based-settled in stock	13,111	2.51	n/a
	90,464	2.92	n/a

The aggregate intrinsic value of RSUs outstanding as of December 31, 2016 was US$768.5 million. The intrinsic value was calculated based on the Company’s closing stock price of US$215.34 per ADS, or US$8.6136 per ordinary share as of December 31, 2016.

It is the Company’s policy to issue new shares upon share option exercise s and vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 136,777,575 as of December 31, 2016.

(f)                                   Other Option Plan

Certain of the Company’s subsidiaries have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

The Group has used the binomial model to estimate the fair value of the options granted. While all share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. Therefore, for the years ended December 31, 2014, 2015 and 2016, no compensation expenses were recorded for the share options granted.

20.                               Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	4,756,623	6,735,108	11,604,520

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,264,450	3,284,382	3,281,729
Dilutive effect of employee stock options and restricted share units	12,599	20,831	25,380
Weighted average number of ordinary shares outstanding, diluted	3,277,049	3,305,213	3,307,109
Net income per share, basic (RMB)	1.46	2.05	3.54
Net income per share, diluted (RMB)	1.45	2.04	3.51

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2014, 2015 and 2016, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 3.2  million shares, 2.1 million shares and 2.7 million shares, respectively.

21.                               Commitments and Contingencies

(a)                                 Commitments

The Group leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2016, future minimum lease under non-cancelable operating lease agreements, capital commitments and other commitment related to content and services purchases were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2017	144,159	56,687	774,530	442,123	1,417,499
2018	96,133	8,892	341,295	122,401	568,721
2019	30,425	4,254	17,695	152,015	204,389
2020	20,274	—	15,682	151,967	187,923
Beyond 2020	23,237	—	—	183,990	207,227
	314,228	69,833	1,149,202	1,052,496	2,585,759

For the years ended December 31, 2014, 2015 and 2016, the Group incurred rental expenses in the amounts of approximately RMB79.4 million, RMB139.4 million and RMB146.3 million, respectively.

Additionally, in August 2008, Blizzard agreed to license to Shanghai EaseNet on an exclusive basis in China three personal computer strategy games and its Battle.net platform. The term of the license was three years, with an additional one year extension upon agreement of the parties, commencing from the commercial release of StarCraft II series in China in April 2011. In April 2014, Blizzard and Shanghai EaseNet agreed to extend the term of the StarCraft II series license agreement for another additional three years commencing from April 2014. In April 2009, Blizzard and the Group announced that Blizzard’s World of Warcraft would also be licensed to Shanghai EaseNet in the PRC for a term of three years following the expiration of its previous license agreement on June 5, 2009 with another game operator. In March 2012, Blizzard and Shanghai EaseNet renewed the license agreement of World of Warcraft, and extended the license period for a three-year period commencing from September 2012. In May 2015, Blizzard and Shanghai EaseNet both agreed to extend the license period of World of Warcraft to January 2017. In July 2013, Shanghai EaseNet obtained the right to operate Hearthstone in China from Blizzard. The term of the license is three years, with an additional one year extension upon agreement of the parties, commencing from January 2014. In November 2012, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Heroes of the Storm in the PRC for a period of three years commencing from June 2015. Additionally, in June 2014, Blizzard and Shanghai EaseNet entered into a license agreement, which allows Shanghai EaseNet to obtain the exclusive right to operate Diablo III in the PRC for a period of two years commencing from May 2015. In May 2015, Blizzard agreed to license to Shanghai EaseNet the exclusive right to operate Overwatch in the PRC for a period of three years commencing from May 2016.

Under these license agreements, Shanghai EaseNet was required to pay license fees (except Hearthstone, Heroes of the Storm and Diablo III for which no license fee was required to be paid), royalties and consultancy fees (except Hearthstone, Heroes of the Storm and Diablo III for which no consultancy fee was required to be paid) to Blizzard for the games, and it also had a minimum marketing expenditure commitment. In September 2016, Shanghai EaseNet renewed its operation agreement with Blizzard, extending its collaboration with Blizzard in mainland China for a period of 3 years commencing from January 2017. The renewed operation agreement includes licenses for Blizzard’s World of Warcraft, StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm, and Overwatch, as well as new content for these games during the agreement period. Under the new liscense agreements, Shanghai EaseNet is required to pay royalties and a minimum marketing expenditure commitment for the games.

In accordance with the above-mentioned license agreements, the Group has incurred an overall commitment totaling approximately RMB7.4 billion (US$1.1 billion). As of December 31, 2016, the Group’s outstanding commitments under these license agreements totaled RMB3.5 billion which can be summarized as follows (in millions):

RMB
2017	471
2018	1,058
2019	984
2020	945
Total	3,458

In addition, Shanghai EaseNet is also obligated to purchase or lease certain prescribed hardware and then make such prescribed hardware available to fulfill its obligations under the license agreements with Blizzard in the aggregate amount of up to approximately RMB195.0 million over the remaining term of licenses as of December 31, 2016. This amount represents the maximum expenditure Shanghai EaseNet would have to make for the prescribed hardware, but it may not be required to spend this amount in order to satisfy its obligations with respect to such hardware.

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

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter.  Dividends are recognized when declared. There is no dividend payable as of December 31, 2015 and 2016 respectively. The cash dividend declared and paid with respect to fiscal year 2015 and fiscal year 2016 was RMB1,708.3 million and RMB2,910.5 million (US$419.2 million) in total, respectively.

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

23.                               Share Repurchase Programs

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

In September 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2016, the Company has repurchased approximately 1.5 million ADSs (equivalent to 37.7 million ordinary shares) for approximately US$205.3 million under this program.

In November 2016, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2016, no ADSs were repurchased under this program.

24.                               Related Party Transactions

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

Other than the above issuance and repurchase of preferred shares, the Group had no material transactions with related parties for the year ended December 31, 2014, 2015 and 2016, and no material related parties’ balances as of December 31, 2016.

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

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; 3) Email, E-commerce and Others.

(b)                                 Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2014, 2015 and 2016. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2014, 2015 and 2016 (in thousands).

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues:
Online game services	9,266,158	17,314,148	27,980,491
Advertising services	1,344,829	1,789,377	2,152,379
E-mail, e-commerce and others	1,101,847	3,699,370	8,045,974
Total net revenues	11,712,834	22,802,895	38,178,844

Cost of revenues:
Online game services	(2,111,701)	(5,393,555)	(9,974,146)
Advertising services	(518,691)	(599,032)	(749,652)
E-mail, e-commerce and others	(631,152)	(3,406,673)	(5,791,234)
Total cost of revenues	(3,261,544)	(9,399,260)	(16,515,032)

Gross profit:
Online game services	7,154,457	11,920,593	18,006,345
Advertising services	826,138	1,190,345	1,402,727
E-mail, e-commerce and others	470,695	292,697	2,254,740
Total gross profit	8,451,290	13,403,635	21,663,812

All revenues of the Group’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

26.                               Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 (in thousands):

	Fair Value Measurements
		(RMB)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Time deposits-short term	14,593,291	14,593,291	—
Time deposits-long term	1,110,000	1,110,000	—
Available-for-sale securities	1,136,073	1,136,073	—
Held-to-maturity securities-fixed rate investments	153,522	—	153,522
Other short-term investments	4,859,977	—	4,859,977
Total	21,852,863	16,839,364	5,013,499

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016 (in thousands):

	Fair Value Measurements
		(RMB)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Time deposits-short term	19,361,098	19,361,098	—
Time deposits-long term	550,000	550,000	—
Available-for-sale securities	855,728	855,728	—
Other short-term investments	11,582,116	—	11,582,116
Total	32,348,942	20,766,826	11,582,116

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2015 and 2016, certain cost method investments (Note 9) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB12.0 million and RMB12.2 million incurred and recorded in earnings for the years then ended.

27.                               Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 4.5 billion, or 12% of the Company’s total consolidated net assets, as of December 31, 2016. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.