Form 20-F
period 2018-12-31
NetEase, Inc.
filed 2019-04-26
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

3,199,018,406 ordinary shares, par value US$0.0001 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00:  RMB6.8755 on the last trading day of 2018 (December 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. References to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan.

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

•                  the risk that we will not be successful in our product diversification efforts, including our focus on item-based games and mobile games, entry into strategic licensing arrangements, and expansion of our mobile Internet and e-commerce offerings;

•                  the risk of changes in Chinese government regulation of the online game or e-commerce markets that limit future growth of our revenues or cause our revenues to decline;

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information for our business.  You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below.  The following data for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.  The following data for the years ended December 31, 2014 and 2015 and as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Total net revenues	11,712,834	22,802,895	38,178,844	54,102,019	67,156,453	9,767,501
Cost of revenues	(3,261,544)	(9,399,260)	(16,515,032)	(28,189,326)	(38,752,957)	(5,636,384)
Gross profit	8,451,290	13,403,635	21,663,812	25,912,693	28,403,496	4,131,117

Operating expenses:
Selling and marketing expenses	(1,894,998)	(2,958,229)	(4,481,815)	(6,957,596)	(9,526,470)	(1,385,568)
General and administrative expenses	(467,669)	(1,014,395)	(1,506,154)	(2,429,858)	(3,191,537)	(464,190)
Research and development expenses	(1,323,498)	(2,158,888)	(3,046,979)	(4,371,428)	(7,792,550)	(1,133,379)
Total operating expenses	(3,686,165)	(6,131,512)	(9,034,948)	(13,758,882)	(20,510,557)	(2,983,137)

Operating profit	4,765,125	7,272,123	12,628,864	12,153,811	7,892,939	1,147,980
Other income (expenses):
Investment income	27,373	62,341	200,333	362,113	(22,266)	(3,238)
Interest income	601,502	596,930	541,969	667,323	587,518	85,451
Exchange (losses)/gains	(17,998)	133,776	146,510	(448,827)	(113,323)	(16,482)
Other, net	82,438	45,138	377,685	277,080	599,230	87,154
Income before tax	5,458,440	8,110,308	13,895,361	13,011,500	8,944,098	1,300,865
Income tax	(662,735)	(1,273,408)	(2,102,498)	(2,162,363)	(2,466,681)	(358,764)

Net income	4,795,705	6,836,900	11,792,863	10,849,137	6,477,417	942,101

Add: Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	—	—	(248,098)	(36,084)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(39,082)	(101,792)	(188,343)	(141,198)	(76,912)	(11,186)
Net income attributable to NetEase, Inc.’s shareholders	4,756,623	6,735,108	11,604,520	10,707,939	6,152,407	894,831

Net income	4,795,705	6,836,900	11,792,863	10,849,137	6,477,417	942,101
Other comprehensive income	—	27,452	34,027	(24,894)	18,624	2,709

Total comprehensive income	4,795,705	6,864,352	11,826,890	10,824,243	6,496,041	944,810

Add: Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(39,082)	(101,792)	(188,343)	(141,198)	(76,912)	(11,186)
Comprehensive income attributable to NetEase, Inc.’s shareholders	4,756,623	6,762,560	11,638,547	10,683,045	6,419,129	933,624
Net income attributable to NetEase, Inc.’s shareholders per share, basic	1.46	2.05	3.54	3.25	1.90	0.28
Net income attributable to NetEase, Inc.’s shareholders per share, diluted	1.45	2.04	3.51	3.23	1.89	0.27
Net income attributable to NetEase, Inc.’s shareholders per ADS, basic	36.43	51.27	88.40	81.36	47.54	6.91
Net income attributable to NetEase, Inc.’s shareholders per ADS, diluted	36.29	50.94	87.72	80.74	47.26	6.87
Weighted average number of ordinary shares outstanding, basic	3,264,450	3,284,382	3,281,729	3,290,312	3,235,324	3,235,324
Weighted average number of ADS outstanding, basic	130,578	131,375	131,269	131,612	129,413	129,413
Weighted average number of ordinary shares outstanding, diluted	3,277,049	3,305,213	3,307,109	3,315,478	3,254,689	3,254,689
Weighted average number of ADS outstanding, diluted	131,082	132,209	132,284	132,619	130,188	130,188

Share-based compensation cost included in:
Cost of revenues	169,621	328,480	444,187	820,281	764,972	111,261
Selling and marketing expenses	23,253	36,023	52,689	95,382	116,611	16,960
General and administrative expenses	51,475	120,925	238,750	581,337	804,565	117,019
Research and development expenses	104,928	199,039	254,505	507,263	843,502	122,682
	349,277	684,467	990,131	2,004,263	2,529,650	367,922
Other Financial Data:
Capital expenditures	537,376	866,314	1,135,533	1,842,933	2,528,149	367,704
Net cash provided by/(used in):
Operating activities	5,873,023	8,076,920	15,488,266	11,889,238	13,415,877	1,951,260
Investing activities	(4,520,166)	(2,536,524)	(11,861,393)	(12,855,270)	(13,569,515)	(1,973,604)
Financing activities	(778,442)	(1,632,736)	(2,250,507)	(1,302,728)	1,587,419	230,880

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	2,021,453	6,071,487	5,439,499	2,764,140	5,389,198	783,827
Time deposits-current	18,496,574	14,593,291	19,361,098	30,603,369	32,900,287	4,785,148
Property, equipment and software, net	1,281,225	2,092,046	2,419,510	3,769,326	5,378,560	782,280
Total assets	30,354,671	41,157,430	58,031,860	71,031,415	86,967,928	12,648,961
Short-term loan	2,049,865	2,272,760	3,815,691	6,623,502	13,658,554	1,986,554
Total liabilities	6,862,877	11,833,831	19,568,919	23,981,579	35,556,347	5,171,456
Redeemable noncontrolling interests	133,634	—	—	614,696	5,385,736	783,323
Total shareholders’ equity	23,358,160	29,323,599	38,462,941	46,435,140	46,025,845	6,694,182

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

We operate in a highly competitive, quickly changing environment, and our future success depends not only on the popularity of our existing online games but also on our ability to develop and introduce new games that our customers and users choose to buy.  The development of new online games can be very difficult and requires high levels of innovation. Our ability to develop successful new online games will largely depend on our ability to anticipate and effectively respond to changing interests and preferences of game players and technological advances in a timely manner. If we are unsuccessful at developing and introducing new online games that are appealing to users with acceptable prices and terms, our business and operating results will be negatively impacted because we would not be able to compete effectively and our ability to generate revenues would suffer.

New technologies in online game programming or operations could render our current online titles or other online games that we develop in the future obsolete or unattractive to our users, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.  For example, the online game industry in China has been transitioning to mobile games, which have become increasingly popular as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet.  In response to this trend, we devote significant resources to developing games that can be operated on mobile devices.  We have commercially launched over 100 self-developed and licensed mobile games as of December 31, 2018, including the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Onmyoji, the mobile version of New Ghost, Invincible, Knives Out, Chu Liu Xiang and Identity V.  Each of our new games has required long periods of time for research and development, testing and also typically experience long ramp-up periods as players become familiar with the games.  We are still relatively new to the development of mobile games, and we cannot guarantee that we will be able to develop successful mobile games that appeal to players.  We are not able to predict if or when we will commercially launch additional new games and whether any of our new games will gain popularity in the Chinese online game market.

In addition, we are required to devote significant resources to the ongoing operations of our online games, such as staff costs related to our “Game Masters” which supervise the activities within our games and development costs for expansion packs of existing online games.  We are unable to predict whether we will be able to maintain our profitability given the significant resources we are required to devote to game development and ongoing operations.  Furthermore, our ability to introduce successful updates and expansion packs for our existing games will also depend on our ability to collect and analyze user behavior data and feedback from our online community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. If we fail to anticipate our users’ needs and technological trends accurately or are otherwise unable to complete the development of games in a timely fashion, we will be unable to introduce new games into the market to successfully compete.

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

We may not be able to maintain the popularity of our top-performing online games for a variety of reasons.

The aggregate net revenue generated by our five top-performing online games in terms of revenue contribution constituted 46.3%, 44.3% and 30.2% of our total net revenues in 2016, 2017 and 2018, respectively. We expect that we will need to continually introduce new versions or substantive upgrades of these and our other online games on a frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether.  Because of the limited history of the online games market in China, which is also rapidly evolving, we cannot at this time estimate the total life cycle of any of our games, particularly our more recently launched mobile or PC-client games.  If we are unable to maintain the popularity of our existing online games or are unable to introduce new online games which are popular with online game users in China (as discussed in the previous risk factor), our business and results of operations could be materially and adversely affected.  In particular, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our online games through the release of new versions and/or expansion packs on a periodic basis and various promotional activities such as media advertising, game tournaments and hosting the NetEase Da Shen forum, which provides an online community for elite game players, key opinion leaders and masters of the online game industry to interact.

We may not be successful in making our mobile games profitable and our profits from mobile games may be relatively lower than the profits we have enjoyed historically for PC-client games.

Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC-client games, because, in order to gain access to our games on mobile application stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC-client games. In addition, our mobile games tend to cover a wider variety of genres, which has historically resulted in a relatively lower profitability than that of our PC-client games. Furthermore, we are releasing more of our mobile games overseas, which may involve additional marketing and distribution costs and further impact the profitability of our mobile games.

We have devoted and expect to continue to devote a significant amount of resources to the development of our mobile games, but the relatively lower profit margins and other uncertainties make it difficult to know whether we will succeed in making our mobile game operations profitable.  If we do not succeed in doing so, our business and results of operations will be adversely affected.

We rely on third-party platforms to distribute our mobile games and collect payments.  If we fail to maintain our relationships with these platforms, if the platforms lose popularity among users, or if our revenue-sharing arrangements with these platforms change to our detriment, our mobile games business may be adversely affected.

In addition to our proprietary distribution channels, we publish our mobile games through the Apple iOS app store and other mobile application stores or platforms owned and operated by third parties.  We rely on these third parties to promote and publish our mobile games, record gross billings, maintain the security of their platforms to prevent fraudulent activities, provide certain user services and, in some instances, process payments from users.

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

Furthermore, a few of these third-party platforms dominate the mobile application distribution channels. Any changes in the revenue-sharing arrangements that we have with any of the major third-party application distribution platforms may materially impact our revenue and profitability. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all.  If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected.  Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

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

Any difficulties or delays in receiving approval from the relevant government authorities for the games operated by us or any expansion packs for, or material changes to, such games could adversely affect such games’ popularity and profitability.

All games we release in China require government approvals.  Moreover, even after certain games have received government approvals, any expansion packs for or material changes to the content of those games may require further government approvals.  We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games.  In particular, game approvals in 2018 experienced certain delays, although the approvals resumed starting from the end of 2018.  Since then, China’s game regulatory authority has officially published several lists of newly approved game titles, pursuant to which a number of online games have received approvals. We are not certain what was the cause of the delays in 2018, and although our operations were not materially affected by such delays, we cannot predict the effect any future delay in approvals may have on our results of operations.

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

In addition, the Chinese government and regulatory authorities prohibit any Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory.  When Internet content providers and Internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our Internet content provider, or ICP, license and other required licenses to operate our business. Internet content providers like us may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of us failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on our business.

We may not be able to maintain stable relationships with our existing game licensors, and we may experience difficulties in the operation of the online games licensed from them.

In addition to our internally-developed games, we also offer several mobile and PC-client games licensed from international developers, which accounted for 12.5%, 7.2% and 5.7% of our total net revenues in 2016, 2017 and 2018, respectively. For example, starting in August 2008, Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC.  Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us.  In January 2019, Shanghai EaseNet and Blizzard extended the term of their joint venture as well as all existing game licenses by Blizzard to Shanghai EaseNet to January 2023.  These games include World of Warcraft®, StarCraft® II, Diablo® III, Hearthstone®, Heroes of the Storm® and Overwatch®, all of which have been commercially launched. We are also currently co-developing Diablo ImmortalTM, a mobile massively multiplayer online action role-playing games, or MMO action-RPG, with Blizzard.  In addition to our relationship with Blizzard, in May 2016, we entered into a five-year exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license the operation of Minecraft in the PRC to us.

If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could harm our operating results and business.  Moreover, the success of our arrangements with our game licensors depends on the popularity of the games licensed to us by them in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by them over which we have no control.  In addition, certain events may limit our licensors’ ability to develop or license online games, such as claims by third parties that their online games infringe such third parties’ intellectual property rights or their inability to acquire or maintain licenses to use another party’s intellectual property in their online games.  In the case of such events, our licensors may be unable to continue licensing online games to us or to continue participating in any joint venture with us, regardless of the stability of our relationship with them.

Generally, the licenses between our game licensors and us require us, as licensee of the games, to pay them royalties for the games over the terms of the licenses, to make minimum marketing expenditure commitments, or to provide funds for hardware to operate the games.  See Item 4.B.  “Business Overview—Our Services—Licensed Games.” for details about these arrangements.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our foregoing obligations.  To the extent our obligations exceed our cash resources, we may seek to sell equity or debt securities or to obtain a credit facility.  The sale of equity or convertible debt securities could result in dilution to shareholders.  The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.  Financing may not be available in amounts or on terms acceptable to us, if at all.  If we are unable to meet our foregoing obligations, our licensed games operation and financial condition could be adversely affected and our licenses with our game licensors could be terminated.

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

In addition, such trading activities could run afoul of PRC regulations on virtual currency and subject traders and us to potential liability. See “—Restrictions on virtual currency may adversely affect our online game revenues.”

Our e-commerce business may expose us to new challenges and risks and may lower our profit margin.

We established our two e-commerce platforms Kaola and Yanxuan, in January 2015 and April 2016, respectively.  Kaola sells mainly imported goods that we source from overseas suppliers, including maternity and baby products, skincare and cosmetics and other general merchandise. Kaola also acts as a marketplace which allows pre-approved third-party vendors to sell their products on its platform.  Therefore, we are subject to the Consumer Protection Law in China, both as a seller and as an e-commerce platform provider.  Yanxuan primarily sells our private label products, including apparel, homeware, kitchenware and other general merchandise which we primarily source directly from original design manufacturers in China.  We generate revenue from both these platforms primarily through merchandise sales and recognize revenue on a gross basis as we carry our own inventory and have discretion in setting prices.  Our e-commerce business exposes us to new challenges and risks associated with, for example, managing a global logistical network, operating directly in foreign jurisdictions and handling more complex supply and product return issues.  Furthermore, our e-commerce business has required us to make significant investments in building a global supply and logistics infrastructure.  The PRC regulatory framework, as well as the implementation policies of local authorities, in respect of overseas direct purchase and sale of merchandise, including beauty products, are still evolving.  New laws and regulations and new interpretations of existing laws and regulations may be adopted from time to time to regulate e-commerce in China, and additional licenses and permits may be required.  For example, in March 2016, relevant PRC regulatory authorities introduced certain rules, which took effect on April 8, 2016, governing the taxation of cross-border e-commerce retail imports that caps the value of goods that may be imported at a reduced tax rate. The caps were subsequently raised in accordance with the Circular on Improving Tax Policies for Cross-border E-Commerce Retail Imports released in November 2018, which became effective on January 1, 2019. We see the increases in such caps as a sign that the Chinese government wishes to encourage cross-border e-commerce, and although the caps have not had a material impact on Kaola’s transaction values since being introduced, there can be no assurance that any revision to such caps or any other future regulations on cross-border e-commerce will not have a negative impact on our operations. Substantial uncertainties still exist regarding the evolution of the regulatory system and the interpretation and implementation of current and future PRC laws and regulations applicable to our e-commerce business.  For more information on this and other regulations affecting our e-commerce business, see “Government Regulations—E-commerce.”

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

The future growth of our e-commerce business depends on our ability to continue to attract new customers as well as new purchases from existing customers.  Constantly changing consumer preferences have affected and will continue to affect the online retail industry.  We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers.  We are relatively new to this business and our lack of relevant customer data may make it more difficult for us to keep pace with evolving customer demands and preferences.  Our e-commerce platforms make personalized recommendations to customers based on their past purchases or on products that they viewed but did not purchase as well as general recommendations, and we also send e-mails to our customers with product recommendations tailored to their purchase profile.  Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior in accordance with our privacy policy.  Our customers choose to purchase products on our platforms due in part to our ability to offer attractive prices, and they may choose to shop elsewhere if we cannot match the prices offered by other platforms or by physical stores.  If our customers cannot find their desired products on our e-commerce platforms at attractive prices, they may lose interest in us and visit our platforms less frequently or even stop visiting our platforms altogether, which in turn may materially and adversely affect our e-commerce business.

If we fail to manage and store our inventory effectively, our e-commerce business and financial position may be materially and adversely affected.

Our e-commerce business requires us to manage a large volume of inventory effectively.  We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory.  Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it, especially for direct sales for cross-border goods.  Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors.  In addition, our customers may not order products in the quantities that we expect.  Moreover, when we begin selling a new product, it may be difficult to establish relationships with suppliers and original design manufacturers, determine appropriate product selection, and accurately forecast demand.  The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.  For those products we sell directly, we normally do not have the right to return unsold items to our suppliers.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs.  In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes.  Furthermore, we may need to build or lease additional warehouse space to maintain our inventory at an optimal level, which may require additional capital resources and expenditures.  Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our e-commerce business and reputation.

We are subject to risks associated with the expansion of our fulfillment infrastructure.

The success of our e-commerce business also depends on our ability to expand and effectively manage our fulfillment infrastructure, which consists of strategically located warehouses and delivery and pickup stations. We are constructing and have future plans to construct additional warehouse space to increase our storage capacity and to restructure and reorganize our fulfillment workflow and processes. As we continue to add fulfillment and warehouse capability and expand our reach, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to acquire land use rights and set up warehouses, or lease suitable facilities for the delivery stations, on commercially acceptable terms or at all. Moreover, we cannot be certain that we will obtain the required permits or licenses from the relevant government authorities to undertake the construction projects in relation to our fulfillment infrastructure expansion. Even after such constructions projects are completed, certain government procedures, including audits and applications for permits, are required before we can operate at these facilities. We may also be subject to risks associated with third-party contractors for such construction projects. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

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

We may be subject to allegations and negative publicity claiming that products sold by our e-commerce platforms are inauthentic or counterfeit and risks associated with third-party sellers.

Our e-commerce business has in the past been the subject and may continue to be subject of allegations that products offered or sold through our e-commerce platforms are inauthentic or counterfeit and infringe third-party copyrights, trademarks and patents or other intellectual property rights. We have implemented measures in an effort to verify the authenticity and authorization of products offered or sold on our e-commerce platforms, including updating and monitoring the implementation of our product procurement policies and periodic internal audit of the sources of the products offered or sold by our e-commerce platforms. However, because we source our products from various suppliers, including many overseas suppliers, verifying the authenticity and authorization of the products sourced from these suppliers may sometimes be difficult. Any further measures we are required to take to verify and document the authenticity of the products offered and sold on our e-commerce platforms could require us to spend substantial additional resources and/or experience reduced revenues.

In addition, we do not have as much control over the products sold by third-party sellers using our e-commerce platform as marketplace as we do over the products that we sell directly ourselves. It is also more difficult for us to monitor and effectively manage customer satisfaction with respect to sales made by third-party sellers using our platform. If any third-party seller does not control the quality of the products that it sells on our websites, does not deliver the products or delivers them late or delivers products that are materially different from its description of them, sells counterfeit or unlicensed products on our websites, or sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party seller, the reputation of our online marketplace and our brand may be materially and adversely affected and we could face claims that we should be held liable for any losses.

Furthermore, public perception that inauthentic or counterfeit goods are offered or sold by our e-commerce platforms either directly by us or by third-party sellers using our platform, even if factually incorrect, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our websites, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we fail to manage and expand our relationships with suppliers of our e-commerce business, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers for a majority of sales made by our e-commerce business. These suppliers include manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to purchase merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects.

If we fail to comply with relevant customs and other regulations on bonded areas in the PRC, our operations may be materially affected.

Our cross-border e-commerce operations are subject to customs and other regulations on bonded areas in the PRC, where we temporarily store our imported goods before we take them through the customs process. Pursuant to the Customs Law of the People’s Republic of China and the Implementations Rules on Administrative Penalties, any discrepancies between the goods actually stored in bonded areas and the declarations made by an importer, as well as omissions in an importer’s declarations, may lead to administrative penalties or even criminal liabilities. In the event of any material non-compliance with any relevant customs rules or regulations on bonded areas, our operations may be adversely affected.

We expect that a portion of our future revenues will continue to come from our advertising services, which represented approximately 3.7% of our total net revenues for 2018, but we may not be able to compete effectively in this market because it is evolving and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

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

In addition, competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Inc., or Baidu, Sina Corporation, or Sina, Sohu.com Inc., or Sohu, Tencent Holdings Limited, or Tencent, Alibaba Group Holding Limited, or Alibaba, Phoenix New Media Limited, or iFeng.com and Beijing ByteDance Technology Co Ltd., or ByteDance, as well as virtual media such as SouFun Holdings Ltd., BitAuto Holdings Ltd. and Autohome Inc.  The entry of additional, highly competitive Internet companies, whether domestic or international, into the Chinese market has and may continue to further heighten competition for advertising spending in China.

As competition intensified for advertising services, we launched new marketing strategies to grow our advertising business and to cater to changes in the needs of our advertising services customers.  In addition, to increase traffic on the NetEase websites and other online and mobile platforms, particularly our mobile news platform, NetEase News App, and enhance their appeal to advertisers, we have been focusing on high profile events, such as the NetEase Annual Economist Conference and the China Women’s Media Award, an awards ceremony for women who have made outstanding contributions to different sectors of society.  We believe that these efforts, together with other factors, contributed to the growth of our net revenues from advertising services in recent years.  We cannot assure you, however, that any of these efforts will continue to be successful in improving the financial results of our advertising business.

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

Our ability to offer online music streaming services through our music streaming platform, Cloud Music, depends upon maintaining commercially viable licenses or arrangements with copyright owners for music content which is popular in China.  Most of these licenses or arrangements we have are short-term and may be terminated at the convenience of the other party.  Moreover, the majority of our agreements with copyright owners are usually non-exclusive, while some of our competitors have been entering into exclusive arrangements for music distribution rights in China.  The competition in China for exclusive or non-exclusive licenses to distribute music content is fierce.  As a result, certain owners of music content or exclusive rights to distribute music content have increased the fees they charge us for their content or distribution rights.  This trend could increase our costs and operating expenses and could adversely affect our ability to obtain music content at an economically viable cost.

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

We cannot guarantee that our efforts to innovate and explore new areas of operations would be successful or bring positive financial impact to us.

In addition to our existing businesses, we continue to invest significant resources in innovation and exploring new products, services and technologies to cater to the rapidly changing customer demands and trends in the Internet industry. However, the success of new products and services depends on a number of factors including the quality of our products or services, the acceptance by the targeted customers and our assessment of market demands and trends.

Furthermore, our competitors are constantly developing innovations, on both mobile devices and personal computers, to enhance users’ online experience in areas that we currently operate or areas that we wish to expand our operations into. As a result, our efforts to continuously innovate and explore new growth strategies and introduce new products and services to attract more customers of our services, may not be successful, and we cannot guarantee that our innovation efforts could bring positive financial impact to us.

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

The rate of economic growth in the PRC has been experiencing a significant slowdown.  In addition, any future escalation of the ongoing trade war between the United States and China may negatively impact the growth in both the Chinese economy and the global economy as a whole. Although the PRC government has implemented a number of measures to address the slowdown, these measures may not be successful.  Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem.  An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data.  These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and variable interest entities, or VIEs, and among our company, our subsidiaries, VIEs and other parties with which we have commercial relations.  These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future.  According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations.  In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. We have undertaken significant measures in an effort to ensure compliance with the Cyber Security Law.

In addition to the Cyber Security Law, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification, which took effect in May 2018. Pursuant to this new standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required. We generally comply with industry standards and have established privacy policies to ensure such compliance. However, compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Furthermore, we may be subject to similar data protection laws and other obligations in jurisdictions outside of China where we operate. More generally, complying with emerging and changing requirements may cause us to incur substantial costs or require us to change our business practices.  Non-compliance could result in penalties or significant legal liability, including fines and public announcements of misconduct by the relevant authorities which govern the telecommunications systems.

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

Any compromise of the security of our information technology systems could materially adversely affect the operations of NetEase’s websites and other online and mobile platforms, and result in improper disclosure of personal information and other data.  We transmit and store over our systems confidential and private information of our users, such as personal information, including names, user IDs and passwords, and payment or transaction related information.  For example, we rely on our information technology systems to record and monitor the purchase and consumption of virtual items by our game players, which constitute a significant portion of the revenue generated from our online games.  In addition, in relation to our e-commerce business, almost all of the orders and some of the payments for products we offer are made through our websites and our mobile applications, and some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Moreover, with the rapid development of our e-commerce businesses, we have accumulated a large volume of data, which covers customers’ browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information and customer service information.

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

Historically, our revenues from advertising and certain other online services have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets and the fourth quarter being the strongest.  Usage of online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games.  For our e-commerce business, we have generally experienced the highest levels of revenue in the fourth quarter of each calendar year as e-commerce companies in China including us organize special promotional campaigns annually on November 11 and December 12. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.  It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors.  This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, and certain other affiliated entities, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Certain of our affiliated companies are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company.  In particular, the business and operations of Guangzhou NetEase, the operator of the NetEase websites and a provider of online games and other online services, Wangyibao Co., Ltd., or Wangyibao, the operator of our NetEase Pay (previously known as Wangyibao) online payment platform and a wholly-owned subsidiary of Guangzhou NetEase, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, the operator of our online dictionary, online education and other cloud application services, Beijing NetEase Media Co., Ltd. (previously named Beijing Guangyitong Advertising Co., Ltd.), or NetEase Advertising, an advertising firm, Hangzhou NetEase Leihuo Network Co., Ltd., or Hangzhou Leihuo, a provider of mobile games,  and certain other affiliated companies, are subject to Chinese laws and regulations that differ from the laws and regulations that govern the business and operations of NetEase.  For example, Chinese laws and regulations require us to verify the content of third-party advertising we place on the NetEase websites and other online and mobile platforms, and we are partly dependent upon the conduct of NetEase Advertising in order to ensure that we remain compliant with those laws and regulations.  These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites and other online and mobile platforms, or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company.  In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us.  The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders.  A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market.  If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws.  The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties.  These uncertainties may impede our ability to enforce these agreements, or cause us to suffer significant delay or other obstacles in the process of enforcing these agreements, and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with Guangzhou NetEase and certain other affiliated entities and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with Guangzhou NetEase and certain other affiliated entities and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our VIEs for accounting purposes.  The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties.  Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided.  Others contain price and payment terms that are subject to monthly adjustment.  These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms.  It may be difficult for us to obtain remedies or damages from Guangzhou NetEase and certain other affiliated entities or their ultimate shareholders for breaching our agreements.  Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites or other online and mobile platforms.

A majority of the share capital of Guangzhou NetEase, NetEase Advertising, Wangyibao, Youdao Computer and certain other affiliated entities and the entire share capital of Shanghai EaseNet are held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, directly or indirectly holds the majority interest in Guangzhou NetEase, NetEase Advertising, Wangyibao, Youdao Computer and certain other affiliated entities.  As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us.  Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place.  These differences may be adverse to our interests.  In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place.  These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer, and certain other affiliated entities.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2018, approximately 45.5% of our outstanding ordinary shares and is our largest shareholder.  Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  He also has significant influence in preventing or causing a change in control.  In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us.  The interests of Mr. Ding may differ from the interests of our other shareholders.

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

Under China’s Enterprise Income Tax Law, the enterprise income tax, or EIT, rate payable by domestic and foreign-invested enterprises is 25.0%.  Preferential tax treatments are granted to entities that conduct business in encouraged sectors and to entities that are classified as “High and New Technology Enterprises,” or HNTEs, or “Software Enterprises” or “Key Software Enterprises,” whether such entities are foreign invested enterprises or domestic companies.

A number of our subsidiaries enjoy preferential tax rates by being recognized as an HNTE and/or a “Key Software Enterprise.” For example, NetEase Beijing, Boguan and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou, and NetEase Media Technology (Beijing) Co., Ltd., or Media Beijing, were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2016, 2017 and 2018.  In addition, Boguan, NetEase Hangzhou and Media Beijing were each qualified as a Key Software Enterprise in 2016, 2017 and 2018 and enjoyed a further reduced preferential tax rate of 10% for 2015, 2016 and 2017. See Item 5.A.  “Operating Results—Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries in the future, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year or the following tax year.  The qualifications for HNTE or “Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China.  Without any preferential tax status, the standard EIT rate of 25.0% will apply.  Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and VIEs may need to pay additional taxes, which could have a material adverse effect on our results of operations.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2018.  Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018.  Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002.  Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports.  As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.  Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Our operations are vulnerable to natural disasters, widespread public health problems and other events.

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

In addition, our business could be adversely affected by widespread public health or other outbreaks and epidemics.  In recent years, there have been recent reports of outbreaks of an avian flu caused by the H7N9 influenza and H5N6 influenza including confirmed human cases in China.  The spread of avian flu or any other widespread public health problem in China, where substantially all of our revenue is derived, or in Beijing, Shanghai, Guangzhou or Hangzhou, where most of our employees are located, could have a material and adverse effect on our business and operations.  Our operations may be impacted due to closures of our offices or the sickness or death of our key officers and employees.  Our operations could also be severely disrupted if such health problems or outbreak lead to a general slowdown in the Chinese economy or if our suppliers, customers or business partners were affected by such natural disasters, outbreaks or health epidemics.

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

Our ability to conduct business in international markets may be adversely affected by legal, regulatory and other risks.

International expansion of our online games is an important component of our growth strategy and may subject us to additional risks and challenges, including but not limited to challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequence; and risks of increased costs associated with doing business in foreign jurisdictions. If we fail to address any of these risks and challenges associated with our international expansion, our reputation, business and results of operations may be adversely affected.

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

We do not believe that we were a PFIC for the taxable year 2018. The PFIC determination is highly fact intensive and made at the end of each taxable year.  For these reasons, there can be no assurance that we were not a PFIC in 2018 or that we will not be a PFIC in any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

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

Substantial uncertainties exist with respect to how the 2019 Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Standing Committee of National People’s Congress promulgated the Law of Foreign Investment, or the 2019 Law of Foreign Investment, which is expected to become effective on January 1, 2020. The 2019 Law of Foreign Investment replaces the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.  However, uncertainties still exist in relation to interpretation and implementation of the 2019 Law of Foreign Investment, especially in regard to, including, among other things, the nature of VIE contractual arrangements, the promulgation schedule of both the “negative list” under the 2019 Law of Foreign Investment and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China.  See “—Risks Related to Our Corporate Structure” and “Our Organizational Structure.” While the 2019 Law of Foreign Investment does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

In the event that any possible implementing regulations of the 2019 Law of Foreign Investment, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the 2019 Law of Foreign Investment, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the 2019 Law of Foreign Investment provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things.  On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band.  The PRC government allowed the RMB to appreciate slowly against the U.S. dollar again, and it had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014.  Between January 2014 and December 2018, the RMB depreciated against the U.S. dollar by approximately 13.6%.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.  In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar.  Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ADSs in U.S. dollar terms.

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

The SAFE has adopted certain regulations that require registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by Chinese residents. The term “control” under SAFE regulation is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles or PRC companies by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.  The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents.  In particular, the SAFE regulations require Chinese residents to file with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers.  In addition, Chinese residents must obtain approval from SAFE before they transfer domestic assets or equity interests in exchange for equity or other property rights in an offshore company.  A newly established enterprise in China which receives foreign investments is also required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

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

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are registered with the SEC and traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.  Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.  The PCAOB announced on May 24, 2013 that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, or the MOF.  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the US and the PRC.  The PCAOB continues to engage in discussions with the CSRC and the MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges.  However, the implementation procedures of the MOU remain uncertain.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in us to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies.  The settlement required the Chinese firms to follow detailed procedures and to seek to provide the SEC with access to these firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year anniversary occurred on February 6, 2019.  While we cannot predict if the SEC will further challenge the Big Four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, we may not be able to continue to meet our reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA

Changes in government regulation of the telecommunications and Internet industries in China may result in uncertainties in interpretation and/or the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business, both of which may restrict our operations.

The telecommunications and Internet industry, including ICP services and online games, is highly regulated by the Chinese government.  In addition, the telecommunication and Internet-related laws and regulations are relatively new and constantly evolving, and their interpretation and enforcement involve significant uncertainties.  As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations in this area.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for Internet advertising, online games, e-commerce, and other innovative services as sources of revenues, or as a result of our current corporate structure.  Such reclassification could subject us to penalties or fines or significant restrictions on our business.  Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet or other affiliated entities if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide Internet content services, Internet advertising services, e-commerce services or other innovative services.  Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

In September 2009, General Administration of Press and Publication, or GAPP (later superseded by the State Administration of Radio and Television, or the SART), together with the National Copyright Administration and National Office of Combating Pornography and Illegal Publications issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice.  The GAPP Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements.  In addition, the Administration of Online Publishing Service jointly issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (later superseded by the SART) and MII, effective on March 10, 2016, forbids foreign investments in the online publishing business.

With respect to our Internet media business, the CAC’s Administrative Provisions for Internet-based News Information Services, which became effective from June 1, 2017, expressly prohibit any Sino-foreign equity joint venture or cooperative joint venture or any foreign-funded enterprise to conduct Internet-based news information services.  We believe we are in compliance with such requirement because our Internet media business is conducted through our contractually controlled VIEs that are PRC entities.  Additionally, in accordance with the Several Opinions on the Introduction of Foreign Capital to the Culture Sector (Wen Ban Fa [2005] No. 19) by the MOC (later superseded by the MOCT), foreign investors (excluding Hong Kong and Macau) are prohibited from establishing or operating Internet-based cultural institutions.  It is unclear what activities count as “operating Internet-based cultural institutions,” however certain services we provide in our innovative businesses and others segment, particularly our online education platforms, are likely to be deemed as such.  We believe we are also in compliance with this requirement because we operate our other innovative businesses and other services through our contractually controlled VIEs.

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

In addition, on June 3, 2010, the MOC (later superseded by the MOCT) issued a decree on Interim Measures for the Administration of Online Games, or the Online Games Measures, which became effective as of August 1, 2010.  The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities.  Furthermore, in July 2010, the MOC (later superseded by the MOCT) enacted the Notice on Implementing Interim Measures for the Administration of Online Games, or the Online Games Notice, in which several provisions of the Online Games Measures are supplemented, including the required standard clauses for online games service contracts between game operators and users and the timing for the implementation of a real identity registration system.  The Online Games Notice also adopts several new measures, including requirements for the domestic online games joint operation by game developers and operators.  On December 1, 2016, the MOC (later superseded by the MOCT) issued the Notice on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Supervision (Wen Shi Fa [2016] No. 32), or Notice 32, which became effective on May 1, 2017. Notice No. 32 clarified that technical testing of online games by means of, among others, making the online games available for user registration, opening the fee-charging system of the online games or providing client-end software with direct server registration and log-in functions shall be deemed as part of the operations of online games and shall comply with applicable online game regulations.  Although many of these requirements reflect previously issued government regulations with which we already comply, certain new requirements may cause us to change the way we launch and operate our online games.  Because Notice 32 is relatively new and it is unclear how the MOCT will interpret and enforce them, we are unable to fully assess what impact, if any, these new requirements may have on our business. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia, or the Implementation Scheme, was issued jointly by eight PRC regulatory authorities at the national level, including the GAPP and the SART.  The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the GAPP will control the number of new online games and take steps to restrict the amount of time children spend on playing online games. We do not believe that the Implementation Scheme has had any material impact on our gaming operations, but we cannot be sure that any future regulations or restrictive rules will not negatively impact our operations.

The Chinese government has not enacted any laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our PC-client and mobile massively multiplayer online role-playing game, or MMORPG, which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games.  We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users.  However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash.  Other than the General Rules on the Civil Law of the People’s Republic of China, which was passed by the National People’s Representative Meeting on March 15, 2017 and took effect on October 1, 2017, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights.  Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets.  We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

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

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which were effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit from the PBOC by August 31, 2011 to continue such business.  We currently operate an online payment platform used by both distributors of our prepaid point cards and end-users of our online services, which requires a permit under the PBOC Measures.  We have obtained such permit from the PBOC.  In addition, on December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Online Payment Business of Non-bank Payment Institutions, or PBOC Notice 18, which took effect on July 1, 2016.  According to the PBOC Notice 18, a payment institution is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients.  Pursuant to the PBOC Notice 18, a payment institution shall not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services.  In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client.  On January 13, 2017, the PBOC issued the Notice on Matters Related to Implementation of Centralized Custody of Clients’ Reserve Funds of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest be allowed to accrue upon the transferred customer reserve funds.  On June 29, 2018, the PBOC issued a further notice that requires payment institutions to cause up to 100% of the customer reserve funds to be transferred to the above-mentioned account.

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

The Chinese market for Internet content and services is intensely competitive and rapidly changing.  Many companies offer competitive products or services including online games, retrieval and navigation services, e-commerce services and extensive Chinese language content, informational and community features, and e-mail.

Currently, our competition comes from Chinese language-based and U.S.-based Internet media companies, online game developers and operators, Internet service providers, e-commerce service providers, website operators and providers of web browser software that incorporate search and retrieval features.  Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase websites.  With respect to online games, we believe that more competitors are entering this market in China and that our competitors are becoming more active in both licensing foreign-developed games and developing games in-house, which trends, if they continue, could adversely affect our online game revenues in the future.  In addition, while our e-commerce business has experienced significant growth in recent years, representing 28.6% of our total revenue for 2018, we may not be able to keep growing the e-commerce business at this rate because this market is intensely competitive and is dominated by a few major competitors including Alibaba and JD.com.  We believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com, ByteDance and other vertical Internet media.  Any of our present or future competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

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

In addition to organic growth, we have also recently made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. In the last quarter of 2018, we entered into definitive agreements with a group of investors for an over-$600 million financing for Cloud Music, our music streaming platform. Following the closing of such financing in 2018, we maintained a majority ownership in Cloud Music.

Our company was incorporated in the Cayman Islands on July 6, 1999, and it operates under the Cayman Islands Companies Law (2018 Revision).  Our principal executive offices are located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.  Our telephone number is (86-10) 8255-8163.

Our principal capital expenditures for 2018 consisted mainly of the construction of our new office buildings and warehouses in Hangzhou, Guangzhou and Ningbo in China, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure, for a total of approximately RMB2,528.1 million (US$367.7 million). Our principal capital expenditures for 2017 consisted mainly of costs incurred for the construction of our new office buildings and warehouses in Zhoushan, Guangzhou, Hangzhou and Ningbo in China, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure, for a total of approximately RMB1,842.9 million. Our principal capital expenditures for 2016 consisted mainly of cost incurred for the construction of our new office buildings and warehouses in Beijing, Guangzhou, Hangzhou, Zhoushan and Ningbo in China, acquisition of new servers and investment in the expansion and upgrade of our mailbox infrastructure for a total of approximately RMB1,135.5 million.

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

As of December 31, 2018, we had capital expenditure commitments of RMB1,900.4 million (US$276.4 million) for 2019 onwards, which primarily consist of commitments made in connection with the construction of new office buildings and warehouses in Guangzhou, Shanghai, Ningbo and Hangzhou.  Our capital expenditures in 2018 have been, and future capital expenditures are expected to continue to be, funded by operating cash flows and our existing capital resources.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our company website can be accessed at http://ir.netease.com.

B.                                    Business Overview

OVERVIEW

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet and certain other affiliated companies and their respective shareholders, we operate a leading interactive online community in China and are a major provider of Chinese language content and services through our online games, e-commerce, Internet media, and other innovative businesses.

We generate revenues from fees we charge users of our online games, sales of a wide range of products offered on our e-commerce platforms, sales of advertisements, and sales, service or commission fees from our innovative businesses and other services. Our ability to leverage our Internet media traffic to generate revenues in each of these segments is a key component of our growth strategy.

Online Games Services

Our online games business focuses on offering a variety of games in a wide range of genres through mobile devices and PCs, including role playing games, or RPG, MMORPGs, battle arena games, simulation games, or SLGs, collectible card games, or CCGs, first-person shooter games, sandbox games and other types of games to the Chinese market.

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

In addition, we offer mobile and PC-client games in China from various international developers including Blizzard and Microsoft, as discussed below under “Our Services—Licensed Games.”

We offered over 100 self-developed and licensed mobile games of various genres as of December 31, 2018, such as the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Onmyoji, Invincible, the mobile version of New Ghost, Demon Seals mobile, Rules of Survival, Knives Out, Chu Liu Xiang, Identity V and Night Falls: Survival.  In China, we distribute our mobile games by partnering with major Android- and iOS-based app stores as well as through our proprietary distribution channels, such as our websites.  Mobile game revenues are primarily derived from sales of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionalities, within our games.

We use two revenue models for PC-client games:  an item-based model, in which players can play the basic features of the game for free and can purchase virtual items that enhance their playing experience, and a time-based model, in which players pay for game playing time.  A majority of our revenues from PC-client games come from our games that use the item-based model, including our self-developed item-based PC-client MMORPG games, such as Tianxia III, New Ghost (a new version of Ghost II) and an item-based version of New Westward Journey Online II.  Games that use the time-based model include self-developed PC-client games such as New Westward Journey Online II, Fantasy Westward Journey Online and Justice, as well as licensed games such as World of Warcraft.

We have also recently commenced offering our online games internationally.  We started with licensing our games to local distributors and have gradually moved to launching and operating our own games in various markets.  For example, as of December 31, 2018, we had launched and promoted our self-developed games such as Onmyoji, Rules of Survival, Knives Out and Identity V globally. In the first half of 2019, we plan to introduce our popular hit Night Falls: Survival in Japan and the United States. In addition, we continued to establish and deepen collaboration with leading international game studios in 2018, including reaching a joint development agreement with Codemasters, a leading UK game studio focusing on racing games, as well as making minority investments in Bungie, an independent game Studio in Washington state, the United States, and Quantic Dream, a French independent game studio based in Paris.  We are also currently co-developing Diablo ImmortalTM, a mobile action-RPG, with Blizzard. We expect to continue the international expansion of our online games business by both partnering with local gaming industry leaders and continuing to introduce our self-developed games internationally.

E-commerce

We sell merchandise through our two e-commerce platforms, Kaola and Yanxuan.  Kaola sells mainly imported goods that we source from overseas suppliers, including maternity and baby products, skincare and cosmetics and other general merchandise.  Kaola also acts as an online marketplace through which reputable third-party sellers are able to offer their products. Yanxuan primarily sells our private label products, including apparel, homeware, kitchenware and other general merchandise which we primarily source from original design manufacturers in China. Through these e-commerce platforms which are accessible on their respective websites and mobile applications, we offer a wide selection of imported products and private label products at competitive prices.  We have experienced a significant expansion of our e-commerce business, and as of December 31, 2018, we made available to our e-commerce platform customers imported products from over 50 countries and regions, covering more than 4,300 brands.

We have established and aim to maintain strong relationships with our suppliers to source high-quality products which are delivered to our customers by third-party delivery companies with whom we partner.  As a promotional tool, we regularly provide discount coupons to customers of our e-commerce platforms.  To further expand the capacity of our e-commerce business, we have built and leased warehouses in various locations in China, such as Hangzhou, Ningbo, Tianjin, Zhengzhou, Chongqing, Suzhou and Shenzhen.  We also have developed a logistical system comprising fulfillment centers located in Hong Kong, Germany, Australia, Japan and the United States.

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

Our Internet media business generates revenue mainly from selling advertising space on the NetEase News App and websites, and our large user base attracts many well-known advertisers.  The various content channels and interactive community offered through our Internet media business forms an effective medium for our clients to conduct integrated marketing campaigns.  Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities.

Innovative Businesses and Others

We offer a wide range of other online services, which primarily include NetEase CC, our live video streaming platform, NetEase Cloud Music, our music streaming platform, NetEase Youdao Education, including Youdao Courses, our online platform offering educational content and a number of educational solutions, EaseRead, our online reading platform, and NetEase Pay, our payment platform.

Our CC live streaming platform offers various live streaming content with a primary focus on games, including mobile, PC and console games. We launched the NetEase Cloud Music streaming platform in April 2013. Since then, NetEase Cloud Music has focused on delivering a differentiated and premium user experience in terms of the quality and variety of music offered, and has been steadily increasing its user base. As of the date of this annual report, NetEase Cloud Music had over 600 million registered users. Our Youdao Education platform offers educational content, including courses relating to test preparations, language learning and tutoring courses to supplement K-12 students’ school education, as well as a variety of educational solutions. We continue to build out the Youdao Education platform with new content and services.

In addition, as one of the largest e-mail services providers in China, we offer free and fee-based premium e-mail services to our individual users and corporate users. Through a joint venture with China Telecom in which we hold a minority ownership stake, we also offer a social instant messaging application for smart phones called “Yichat,” which offers proprietary environmental noise reduction technology, high-quality photo messaging and various original stickers and emoticon designs.

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China solely through our subsidiaries and VIEs.  Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games, e-commerce and our other innovative services.  In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Youdao Computer as well as certain other affiliated entities.  Under the contracts, we provide our mobile applications, services and technologies and advertising services to such affiliated companies and they operate the NetEase online games, websites, e-commerce platforms, the online advertising business as well as our other online businesses.  Guangzhou NetEase also has a wholly-owned subsidiary, Wangyibao, the operator of our NetEase Pay online payment platform.  For more information on these agreements, see Item 7.B.  “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC.  Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us.  The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and provides technical services to Shanghai EaseNet.

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

HQG Inc., HQG Limited and Hangzhou Youmai were established by us in 2014.  HQG Limited and Hangzhou Youmai now operate our cross-border e-commerce business Kaola.  Hangzhou NetEase Yanxuan Trading Co., Ltd. or Hangzhou Yanxuan, was established by us in 2016.  Hangzhou Yanxuan now operates our e-commerce platform Yanxuan through which we sell our private label products.

The following diagram shows the group structure of our principal subsidiaries and certain affiliated companies as of April 19, 2019, other than our joint venture arrangements with Blizzard, which are described separately in this section.

NetEase, Inc
(holding company, incorporated in Cayman Islands)
100.0%
100.0%
NetEase Interactive Entertainment Limited (holding company, incorporated in British Virgin Islands)
100.0%
Hong Kong NetEase Interactive Entertainment Limited (holding company, incorporated in Hong Kong)
100.0%
Hangzhou Langhe Technology Co., Ltd. (provides technical and consulting services for licensed games, formed in PRC)
100.0%
NetEase (Hangzhou) Network Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
Hangzhou NetEase Leihuo Network Co., Ltd. (operates mobile game business, formed in PRC)
100.0%
NetEase (Hong Kong) Limited (holding company, incorporated in Hong Kong)
100.0%
100.0%
Guangzhou Boguan Telecommunication Technology Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
NetEase Information Technology (Beijing) Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
Guangzhou NetEase Computer System Co., Ltd. (operates NetEase websites and offers various online and other services, formed in PRC)
1.0%
99.0%
Xiaojun Hui
William Lei Ding
100.0%
Wangyibao Co., Ltd. (provides online payment system, formed in PRC)
66.2%
Other Shareholders
33.8%
Youdao, Inc (Cayman Islands)
100.0%
Youdao (Hong Kong) Limited
100.0%
NetEase Youdao Information Technology (Beijing) Co., Ltd. (provides online dictionary, online education and other cloud applications services , formed in PRC)
Beijing NetEase Youdao Computer System Co., Ltd. (provides online dictionary, online education and other cloud applications services, formed in PRC)
28.9%
71.1%
Zhou Feng
William Lei Ding
74.3%
Other Shareholders
25.7%
Cloud Village Inc. (Cayman Islands)
100.0%
Cloud Village Limited (Hong Kong)
100.0%
Hangzhou NetEase Cloud Music Technology Co., Ltd. (provides online music services , formed in PRC)
Hangzhou Ledu Technology Co., Ltd (provides online music services , formed in PRC)
1.0%
99.0%
Zhu Yiwen
William Lei Ding
100.0%
NetEase Media, Inc. (holding company, incorporated in Cayman Islands)
100.0%
NetEase Media (Hong Kong) Limited (holding company, incorporated in Hong Kong)
100.0%
NetEase Media Technology (Beijing) Co., Ltd. (provides technical consulting and related services to VIEs, formed in PRC)
100.0%
Tianjin Wang Zhi Yi Innovation and Technology Co., Ltd. (provides technical consulting and related services, formed in PRC)
Beijing NetEase Media Co., Ltd. (PRC)
1.0%
99.0%
Lili
William Lei Ding
100.0%
NetEase E-Commerce, Inc. (holding company, incorporated in Cayman Islands)
100.0%
HQG,Inc. (holding company, incorporated in Cayman Islands)
100.0%
HQG, Limited (holding company, incorporated in Hong Kong)
100.0%
100.0%
Hangzhou Youmai Technology Co., Ltd. (provides cross-board e-commerce services, formed in PRC)
NetEase Koala (Hangzhou) Technology Co., Ltd. (provides cross-board e-commerce services, formed in PRC)
Hangzhou Youmai Internet Technology Co., Ltd. (PRC)
1.0%
99.0%
Zha Jingbo
William Lei Ding
100.0%
NetEase Yanxuan, Inc. (holding company, incorporated in Cayman Islands)
100.0%
Yanxuan (Hong Kong) Limited (holding company, incorporated in Hong Kong)
100.0%
100.0%
Hangzhou Netease Yanxuan Trading Co., Ltd. (provides domestic e-commerce services, formed in PRC)
Hangzhou NetEase Zaigu Technology Co., Ltd. (provides domestic e-commerce services, formed in PRC)
Hangzhou NetEase Miaode Technology Co., Ltd. (PRC)
1.0%
99.0%
Liu Xiaogang
William Lei Ding
Represents equity interests
Represents contractual arrangements

OUR SERVICES

Online Games

Mobile Games

Mobile games have gained increasing popularity and user base as Internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the Internet.  In response to this trend, we are developing games that can be operated on mobile devices and, as of December 31, 2018, we had commercially launched over 100 mobile games of various genres, including self-developed and licensed CCGs, first-person shooter games, battle arena games, SLGs and MMORPGs.  To date, the majority of our most popular mobile games are self-developed games such as Onmyoji, Invincible, Knives Out, Identify V, Chu Liu Xiang and Night Falls: Survival.  We also offer the mobile versions of our self-developed PC-client MMORPGs, such as the Fantasy Westward Journey mobile game, Westward Journey Online mobile game and the mobile version of New Ghost.

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

PC-client Games

We launched our first PC-client MMORPG, Westward Journey Online, in December 2001.  Subsequently, we launched Westward Journey Online II in August 2002 and our second internally developed PC-client MMORPG, Fantasy Westward Journey, in January 2004.  Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey Online in 2013.  We have subsequently launched a number of additional online games, as set forth in the table below.

Our principal internally developed games, in terms of the number of users and revenue generated, are Fantasy Westward Journey Online, New Westward Journey Online II, New Ghost, Tianxia III and Justice. These games are PC-client MMORPGs set in classical Chinese-themed fantasy worlds.

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

Users of our time-based games pay a pre-determined fee per hour of game playing time.  For our item-based games, we charge users a separate fee for each virtual item purchased within the games.

Similar to our mobile games, we periodically develop and release expansion packs, which expand game content and gameplay features for previously launched PC-client games.  These periodic expansion packs are designed to retain the interest of existing users and to attract new users.

The table below sets forth certain of our major mobile and PC-client games.

Game	Type	Genre	Revenue Model	Date of Initial Commercial Launch
Tianxia III	PC-client Game	3D MMORPG, classical Chinese setting	Item-based	October 2011
Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II)	PC-client Game	2D MMORPG, classical Chinese setting	Item-based Time-based	July 2013
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	PC-client Game	2D MMORPG, classical Chinese setting	Item-based Time-based	September 2013 August 2014
Fantasy Westward Journey mobile game	Mobile Game	Turn-based MMORPG	Item-based	March 2015
Westward Journey Online mobile game	Mobile Game	Turn-based MMORPG	Item-based	September 2015
New Ghost (a new version of Ghost II)	PC-client Game	2.5D MMORPG, classical Chinese setting	Item-based	September 2015
Invincible	Mobile Game	SLG	Item-based	October 2015
The mobile version of New Ghost	Mobile Game	Real-time MMORPG	Item-based	May 2016
Onmyoji	Mobile Game	CCG & RPG	Item-based	September 2016
Demon Seals Mobile	Mobile Game	RPG	Item-based	January 2017
Land of Glory	Mobile Game	MMORPG	Item-based	March 2017
Knives Out	Mobile Game	Battle Arena	Item-based	November 2017
Rules of Survival	Mobile Game	Battle Arena	Item-based	November 2017
Chu Liu Xiang	Mobile Game	Real-time MMORPG	Item-based	January 2018
Identity V	Mobile Game	Asymmetrical Battle Arena	Item-based	April 2018
Justice	PC-client Game	3D MMORPG, classical Chinese setting	Time-based Item-based	June 2018
Ancient Nocturne	Mobile Game	CCG & RPG	Item-based	September 2018
Night Falls: Survival	Mobile Game	Cooperative Survival RPG	Item-based	November 2018

In connection with the introduction of our online games, we developed a prepaid point card system to facilitate payment of fees for our online games services and, to a lesser extent, our other fee-based value-added services.  Users can buy prepaid point cards at a variety of locations in China, including Internet cafés, convenience stores, software stores, bookstores and newspaper stands.  Electronic point cards can also be purchased through credit cards or online payment platforms through which players can directly credit their accounts.  Each prepaid card contains an account number and a password.  The points represented by these cards can then be transferred into users’ individual accounts on the NetEase websites and used to pay for our online services, including playing time for online games, and virtual items purchased in the games.

Game Masters and Customer Service

Gameplay for our mobile games and PC-client MMORPGs are monitored by game masters, who appear as game characters within the game world and provide assistance and guidance to players, as well as policing behavior of players in the game world to maintain an atmosphere of fun and fair play.

In addition, we believe that providing strong, dependable customer support is a key component to success in the online games business.  Our customer service center provides 24 hour-a-day, 7 day-a-week customer service and technical support and can be contacted via telephone or e-mail.  As of December 31, 2018, our company employed approximately 1,700 personnel in our call center as customer service specialists for our online games as well as for our other services.

Licensed Games

In addition to our self-developed mobile and PC-client games, we also offer mobile and PC-client games in China licensed from international developers, including the games licensed to us by Blizzard and Microsoft.

Commencing in August 2008, Blizzard has entered into various license agreements to license games to Shanghai EaseNet on an exclusive basis in China, including World of Warcraft, StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm and Overwatch. In January 2019, Blizzard and Shanghai EaseNet agreed to extend the licenses to operate all of the foregoing games to January 2023.  Blizzard has also licensed to Shanghai EaseNet on an exclusive basis in China its Battle.net® platform, which enables multi-player interaction within these games and other online services. Blizzard has the right to terminate the license of the foregoing games and platform under certain circumstances. Concurrently with the licensing of games from Blizzard in August 2008, we entered into arrangements to establish a joint venture with Blizzard.  The joint venture provides technical services to Shanghai EaseNet in return for a fee.  Net profits of the joint venture are shared equally between Blizzard and us, after the deduction of, among others, various fees and expenses payable to Blizzard and us.

In addition, in May 2016, we entered into a five-year exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license both the mobile and PC versions of Minecraft to us.  We successfully introduced both versions of Minecraft in China across various platforms in 2017. We also license various other online games from a number of other developers.

Revenues from our online games accounted for 73.3%, 67.0% and 59.9% of our total net revenues in 2016, 2017 and 2018, respectively. Revenues from licensed games accounted for 12.5%, 7.2% and 5.7% of our total revenues in 2016, 2017 and 2018, respectively.

E-commerce Business

We operate two major e-commerce platforms for consumers in China.  The first e-commerce platform, Kaola sources goods from mainly overseas suppliers, maintains its own inventory and sells such imported goods, including maternity and baby products, skincare and cosmetics and other general merchandise, to Chinese consumers.  We also allow pre-screened third-party vendors to use Kaola as a marketplace to sell their products. As the Chinese government further encourages cross-border e-commerce through including raising both the cross-border duty-free cap per transaction and the duty-free annual cap per individual, we expect the volume of cross-border e-commerce sales on Kaola to continue to grow in the coming years. See “Government Regulations—E-commerce” for details. The second e-commerce platform, Yanxuan sells our private label goods, including apparel, homeware, kitchenware and other general merchandise, which we primarily source directly from original design manufacturers, to Chinese consumers.  We generate revenues from both these platforms primarily through merchandise sales and recognize revenue on a gross basis (excluding sales made by third-party vendors using Kaola as a platform), as we carry our own inventory and have discretion in setting prices.

Pricing and Products

Through both our online and mobile e-commerce platforms, we provide a broad spectrum of apparel, fashion goods, cosmetics, home goods and lifestyle products.  We offer competitive pricing to attract and retain customers and a selection of discounted products on special occasions, such as the online shopping promotion events on June 18, November 11, and on important holidays such as Christmas and Chinese New Year.  Our customers are able to pay for their orders through third-party online payment platforms, our own online payment platform, NetEase Pay, and other online payment channels.

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

With respect to sourcing products, we have implemented a strict and systematic selection process to identify high quality suppliers and third-party vendors globally based on our selection guidelines.  We generally choose to cooperate with reputable suppliers and third-party vendors with good track records and high quality products.  In addition, we have adopted stringent quality assurance and control procedures for products delivered from our own fulfillment centers or warehouses to ensure we provide our customers with high-quality products on a timely basis. Kaola seeks to build relationships with distributors, other retailers and brand owners to continuously expand the variety of products it offers. These relationships are generally non-exclusive and we invest significant resources to establish and maintain these relationships. For Yanxuan, we select manufacturers after careful evaluation and enter into supply arrangements to produce goods according to our specifications.

To ensure timely delivery of products sold on our e-commerce platforms, we partner with a number of reputable delivery service providers.  We have also entered into arrangements with certain of these providers to use their warehouse space for temporary products storage.  In addition, we have expanded our own storage and logistical capacity by building and leasing warehouses across China, particularly in cities where our major customer base is located, including Hangzhou, Ningbo, Tianjin, Zhengzhou, Chongqing, Suzhou and Shenzhen. We are in the process of constructing additional warehouses in Hangzhou and Ningbo. If our e-commerce business continues to expand, we expect that we will need additional warehouses in the future.

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

Revenues from our e-commerce business accounted for 11.9%, 21.6% and 28.6% of our total net revenues in 2016, 2017 and 2018, respectively.

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

In order to stay abreast of the developments in mobile and wearable devices, we have cooperated with leading global telecommunications equipment manufacturing companies to make our NetEase News App available on their latest products. Content displays on the NetEase News App is generally optimized for the screen-size of the mobile devices, with font size easily adjustable by the users.

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

Interactive Community

We value user interaction as a core attribute of our brand value, and we have embedded user interaction tools in the NetEase News App and websites.  Our users can interact through a variety of tools, including:

•                  Comment.  Our comment posting feature allows users to post their reactions to and thoughts on substantially all of our content items, be it text, image or video-based content.  We provide users a suite of tools to interact with the comments of other users.  In addition to browsing, archiving and replying to comments left by others, the NetEase News App enables users to click on the Like button to express their support for comments posted by others.  Comments receiving the most support are placed more prominently in the commentary sections.

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

To strengthen our overall brand and increase traffic on the NetEase News App and websites and enhance their appeal to advertisers, we periodically sponsor high profile events, such as the NetEase Annual Economist Conference and the China Women’s Media Award.

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

Revenues from our Internet media accounted for 5.6%, 4.5% and 3.7% of our total net revenues in 2016, 2017 and 2018, respectively.

Innovative Businesses and Others

Our wide range of other online services include offering live video streaming through our most popular streaming platform CC, music streaming through Cloud Music, online education services through Youdao Education and online reading services through NetEase EaseRead.

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

•                  Our Youdao Education platform provides a variety of content and services through its websites and mobile applications, including primarily courses relating to test preparations, language learning and tutoring courses to supplement K-12 students’ school education. In addition, the Youdao Education platform also provides a variety of educational solutions, including Youdao Dictionary, Youdao Translator and Youdao Cloud Note.

•                  Our NetEase EaseRead platform provides its users with access to our online content library, covering classic literature to our original content.

•                  We also provide registered users with free and fee-based premium e-mail services which support both the Chinese and English languages.  As of December 31, 2018, we had approximately 1,030 million registered free e-mail users.  In addition, we also offer fee-based premium e-mail services to corporate users, who can use their corporate name as the e-mail address and enjoy our custom-made functions, such as group instant message, push mail services and Internet disk services.

Revenues from innovative businesses and others accounted for 9.2%, 6.9% and 7.8% of total net revenues in 2016, 2017 and 2018, respectively.

SALES AND MARKETING

Sales

Online Games

For our mobile games, the Apple app store for iOS and third-party Android app stores such as Qihoo 360 Mobile, Xiaomi, UCWeb and Baidu are the dominant distribution channels in China.  In addition, to leverage our existing user bases, we also publish our mobile games through our websites and other Internet and mobile platforms.  Mobile users in China have a variety of payment options for our mobile games, including prepaid cards, online payments through app stores and other online payment channels.  App stores collect a portion of our revenues for mobile games downloaded through the app store, which is generally 30% for the iOS app store and generally 50% for Android app stores.

We sell game playing time and virtual items to users of the PC-client games that we operate largely in the form of prepaid point cards.  Users can purchase virtual prepaid cards online and receive the prepaid point information instantly.  We also sell prepaid point cards to users through a wide range of distributors who arrange for our cards to be offered at various retail points in China.  We sell prepaid point cards to distributors at a discount off of their face value.  The discount for each distributor varies based on that distributor’s volume of point cards purchased.

E-commerce

We believe that the continued enhancement of our customer online shopping experience will promote word-of-mouth referrals and attract repeat customers’ visits and purchases.  We direct customers to our online and mobile e-commerce platforms primarily through a number of traditional online and offline channels, such as our sponsored searches, social and online advertising, television advertising and other advertising channels.  In December 2018 and January 2019, we opened our first brick-and-mortar Yanxuan store and our flagship Kaola store, respectively, both of which are located in Hangzhou’s popular commercial and business centers. These two stores have, since their respective openings, generated strong interests and attracted tourists and local residents of Hangzhou, proving to be an effective marketing tool as we seek to further scale our e-commerce offerings. We also offer our customers special pricing discounts in connection with promotion activities and strive to expand our products selection to attract more visitors.  We aim to continue to attract customers by delivering a satisfying customer experience and increasing our marketing and brand promotion efforts.

Advertising Services

We believe the growing number of Internet users in China represents an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market.  To capitalize on this advertising opportunity, we maintain a dedicated advertising services sales force, which had 659 sales professionals located in Beijing, Shanghai and Guangzhou as of December 31, 2018.

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

Innovative Businesses and Others

For our innovative businesses and other online services, content and services are generally provided through mobile applications or their respective websites. Users purchase our services either at a pre-determined package rate or on an item-based basis, and payments are made using third-party online payment platforms or NetEase Pay.

For a discussion of the seasonality of our revenue, see Item 5 “Operating and Financial Review and Prospects—Revenue—Seasonality of Revenues.”

Marketing

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy.  We focus on building brand awareness through proactive public relations and traditional and online advertising.  We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base, including partnering with TV, movie and stage production companies as well as book and comic publishers to extend our brand to a broader potential user group.  Our marketing campaigns consist of corporate branding and announcements about our services through outdoor, print and online advertisements.

We also conduct in-game marketing campaigns, visible to users playing our online games, in connection with holiday seasons or the commercial launches of new games or expansion packs throughout the year.  We have also entered into a number of agreements with third-party promoters of our online game titles.    For our e-commerce business, we have participated in various promotional activities throughout the year.  For example, we offered discounts and bonus coupons to our customers during the online shopping festivals on June 18, 2018, November 11, 2018 and December 12, 2018, all of which are major online shopping events widely recognized by Chinese consumers.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet, e-commerce and other online services to our users.  We also have utilized and will continue to utilize third-party advertisement serving technologies in conjunction with our own proprietary software.  In addition, we plan to continue to expand our technologies, services and registered user base through diverse online services developed internally.  We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. As of December 31, 2018, we had approximately 10,000 programmers, network engineers and graphic designers dedicated to our research and development activities.

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

INFRASTRUCTURE AND TECHNOLOGY

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff.  The NetEase websites and other online and mobile platforms are made available primarily through network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates.  As of December 31, 2018, there were approximately 106,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, operating with Web server software from Apache and Netscape and using leased dedicated lines from China Net Center and various affiliates of China Unicom and China Telecom.

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

COMPETITION

A number of companies offer competitive products or services in China, our main operating market.  Specifically, we are encountering competition from companies offering various online games that target the China market, such as Tencent, Changyou.com Limited, Giant Interactive Group Inc., Shanda Games Limited, and Perfect World Company Limited.  We also face competition from other websites that offer online content and online community services, including Tencent, Baidu, Alibaba, Sina, Sohu, Qihoo, iFeng.com, and other vertical Internet media.  In addition, we face competition for our e-commerce businesses from other companies such as Alibaba, JD.com, Mijia Youpin and Vipshop Holdings Limited.  Some of our existing and potential competitors in these areas have significantly greater financial and marketing resources than we do.  In addition, we believe that many of our competitors have become more active in both licensing foreign-developed games and developing games in-house.

We also believe that competition in the online advertising industry in China is intense with numerous competitors such as Baidu, Sina, Sohu, Tencent, Alibaba, Qihoo, iFeng.com and ByteDance, as well as other vertical Internet media.  In addition, we face competition from Internet media operated by multinational Internet companies such as Yahoo! Inc., Microsoft Corporation and Google Inc. which provide Chinese language service offerings.  Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have.  The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition.  We also compete with traditional forms of media for advertising-related revenue.

There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of Internet-related businesses, such as telecommunications, Internet information services, and international connection to computer information networks, information security and censorship.  In addition to MII, the various services of the PRC Internet industry are regulated by various governmental authorities, such as the SAIC, the State Council Information Office, or SCIO, the Ministry of Education, or MOE, the Ministry of Health, or MOH, the State Food and Drug Administration, or SFDA, the MOCT, the SART, the Ministry of Commerce, the Ministry of Public Security and the CAC.

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

Classified Regulations

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000 and was revised on January 8, 2011.  Under the ICP Measures, any entity that provides information to Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above.  To provide these services in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau.  Subsequently, Guangzhou NetEase obtained a Value-Added Telecom Business Operating License from the Guangdong Provincial Telecommunications Bureau, which replaced its ICP license and authorizes Guangzhou NetEase to provide Internet information services.  Guangzhou NetEase obtained an Inter-Provincial Value-Added Telecommunications Business Operating License from MII, which specifically authorizes it to provide value-added telecommunications services (excluding fixed line phone call information services and Internet information services).  Also, Shanghai EaseNet, Youdao Computer, Hangzhou Leihuo, Zhejiang Yixin Science & Technology Co., Ltd, Wangyibao, Ujia E-commerce Co., Ltd., or Ujia, Zhoushan Bole Technology Co., Ltd., or Zhoushan Bole, NetEase Advertising, Hangzhou Bobo Technology Co., Ltd., or Hangzhou Bobo and certain other affiliated entities have each obtained a Value-Added Telecommunications Business Operating License issued by a relevant Provincial Telecommunications Bureau.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by SCIO and MII on November 17, 2000, stipulate that websites of non-news organizations shall not publish news items produced by themselves and require the websites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level.  On September 25, 2005, the Regulations for the Administration of Internet News Information Services were promulgated jointly by SCIO and MII.  The regulations require that any ICP operator that is a non-news organization but engaged in Internet news information services must obtain approval for those services from SCIO.  NetEase Advertising has obtained an Internet News Information Service License from SCIO.

In December 2016, the MOC (later superseded by the MOCT) issued the Circular on the Administrative Measures for Business Activities Relating to Online Performance, pursuant to which an Internet platform operator who creates access for online performers shall (i) apply for a Network Culture Operation License with the relevant provincial-level authority; (ii) notify the MOC of any access or performance channels created for domestic performers within ten days; and (iii) submit an application to the MOC before creating any access or performance channels for foreign performers. As of the date of this annual report, Guangzhou NetEase and our certain other affiliated entities have each obtained the Network Culture Operation Licenses. In addition, the SART (formerly known as the State Administration of Radio, Film and Television, or the SARFT, and the SAPPRFT) issued a Notice on Strengthening the Management of Live-Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an Internet live-streaming service provider shall (i) provide necessary censorship on the content of such live-stream; (ii) establish a mechanism to timely identify unlawful contents, prevent them from being distributed and replace them with backup programs; and (iii) record the live-streaming program and keep such records for at least 60 days.  Shortly after this notice, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services in November 2016, pursuant to which an Internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) require authentication for the registration of live-streaming content providers; and (iii) enter into a service agreement with live-streaming content providers to specify each of the live-streaming service provider’s and the content provider’s rights and obligations.  If an ICP who provides information services through mobile applications violates these regulations, mobile application stores through which the ICP distributes its applications may issue warnings, suspend the release of its applications, terminate the sale of its applications, and/or report the violations to governmental authorities.

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

In November 2018, the CAC published the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization. These provisions require certain Internet information service providers to conduct safety assessment in relation to the (i) the legal compliance status of their information services, new technologies and new applications, (ii) effectiveness of their implementation of safety measures as required by applicable laws and regulations, and (iii) effectiveness of their safety and risk control measures. We have submitted the assessment report accordingly as of the date of this annual report.

On June 27, 2002, MII and GAPP (later superseded by the SART) jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which was replaced by the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT (later superseded by the SART) and MII that became effective on March 10, 2016.  These provisional measures require Internet publishers to secure approval from the SAPPRFT (later superseded by the SART) for their operations.  The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process contents created by themselves or others (including contents from books, newspapers, periodicals, audio and video products, electronic publications that have already been formally published or works that have been made public in other media format) and subsequently post the same on the Internet or transmit the same to users via the Internet.  Guangzhou NetEase has obtained a license from the SAPPRFT (later superseded by the SART) to engage in Internet publishing.

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

The SARFT (later superseded by the SART) and MII jointly issued the Regulations for the Administration of Internet Audiovisual Program Services, or the Audiovisual Regulations, on December 20, 2007, which was revised on August 28, 2015, require that online audio and video service providers must obtain a permit from SAPPRFT (later superseded by the SART) in accordance with the Audiovisual Regulations.  Guangzhou NetEase has obtained the Permit for the Network Transmission of Audiovisual Programs issued by the SAPPRFT (later superseded by the SART).

On September 3, 2009, the MOC (later superseded by the MOCT) issued its Notice on Strengthening and Improving the Content Censorship of Online Music Content.  According to this notice, only entities approved by the MOC (later superseded by the MOCT) for an Internet Culture Operating License may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products.  In addition, the notice also requires all domestic music products to be filed with the MOC (later superseded by the MOCT) within 30 days after being publicly available online.  Imported music products must be approved by the MOC (later superseded by the MOCT) before being made available online.  On October 23, 2015, the MOC (later superseded by the MOCT) issued its Notice on Further Strengthening and Improving the Management of Online Music Content.  According to this notice, the entities should examine and verify the content of online music by themselves, while the culture management administration should supervise in the act and afterwards.  Guangzhou NetEase, Shanghai EaseNet, Hangzhou Leihuo, Zhoushan Bole, Ujia, Hangzhou Bobo and certain other affiliated entities have each obtained an Internet Culture Operating License.

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

In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective as of September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before June 14, 2010 obtain a permit, Payment Service Permit, from the PBOC by August 31, 2011 to continue such business.  On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the Implementation Rules for the PBOC Measures, which contains further elaboration with respect to the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients.  We have obtained the Payment Service Permit from the PBOC.  On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which will take effect on July 1, 2016, which require that non-banking payment institutions shall implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients.  The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all such accounts shall be owned by the same client.  On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that, beginning on April 17, 2017, a payment institution to deposit a certain percentage of the funds from its clients, pending payment from such clients, in a special deposit account with a designated financial institution where no interest on such percentage of funds shall accrue.  This means that beginning on April 17, 2017, we were not able to collect interest on a certain portion of funds that our users have with us through our NetEase Pay payment platform.  For other details, see Item 3.D.  “Risk Factors—Risks Related to the Telecommunications and Internet Industries in China—Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.”

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

On June 7, 2013, the PBOC issued the Measures for the Custody of Clients’ Reserves of Payment Institutions, or the Clients’ Reserves Measures, which defines Clients’ Reserves as funds actually received by payment institutions when processing payments for clients and payable upon clients order, and requires payment institutions to fully deposit the Clients’ Reserves into a dedicated deposit account held in the custody of banking institutions.  On June 29, 2018, the PBOC issued a further notice that required payment institutions to cause up to 100% of the customer reserve funds to be transferred to the above-mentioned account. As of the date of the annual report, NetEase Pay has completed such transfer and is in compliance with the foregoing PBOC measures.

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

•                  Internet User Account Name Management Regulations (2015); and

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017.  In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services.  Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.  In addition, network operators must not collect personal information irrelevant to their services.  In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.  We collect and use our users’ personal information only if our users give their informed consent, and we believe we have taken appropriate measures to protect the security of our users’ personal information.

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

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by the MOC (later superseded by the MOCT) in May 2003, which were revised in July 2004, February 2011 and December 2017, online game operators are required to obtain an Internet Culture Operating License from the MOC (later superseded by the MOCT), which Guangzhou NetEase, Shanghai EaseNet and Hangzhou Leihuo and Shanghai NetEase MineWorld Network Technology Co., Ltd., or Shanghai MineWorld, have received.  In 2004, the MOC (later superseded by the MOCT) promulgated the Notice Regarding the Strengthening of Online Games Censorship, which provides that imported online games must be reviewed and approved by the MOC (later superseded by the MOCT) before they can be put into public testing or operation.  Shanghai EaseNet has obtained MOC (later superseded by the MOCT) approval for Blizzard’s World of Warcraft, including its expansion packs, The Burning Crusade®, Wrath of the Lich King®, Cataclysm®, Mists of Pandaria®, Warlords of Draenor®, Legion®, Battle for AzerothTM, and the StarCraft II series, including Wings of Liberty®, Heart of the Swarm® and Legacy of the Void®, as well as Hearthstone, Heroes of the Storm, Diablo III, Overwatch and StarCraft: Remastered.  Shanghai MineWorld has obtained MOC (later superseded by the MOCT) approval for Minecraft.  In accordance with such regulation, we are also required to register domestic online games with the MOC (later superseded by the MOCT) after their release.  We have accordingly made such registrations with the MOC (later superseded by the MOCT) for our domestic online games, including, for example, Fairy Tales, the New Westward Journey Online II mobile game and the Fantasy Westward Journey mobile game.

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

In addition, for imported online games, the relevant license agreements for such games are required to be registered with the State Copyright Bureau.  Shanghai EaseNet has registered the license agreement for World of Warcraft, the StarCraft II series, Hearthstone, Heroes of the Storm, Diablo III, Overwatch and StarCraft: Remastered with the State Copyright Bureau.

The publication of online games also requires approval from SAPPRFT (later superseded by the SART) in accordance with the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT (later superseded by the SART) and MII, effective on March 10, 2016, replacing Provisional Rules for the Administration of Internet Publishing jointly promulgated by GAPP (later superseded by the SART) and MII on June 27, 2002.  Starting from March 2018, the SART at the national level temporarily suspended its approval of online games, which was later resumed in December 2018. In the first quarter of 2019, the SART published on its website the Online Games Approval Lists. As of the date of this annual report, no government authority has issued or promulgated any further explanation in respect of the game approval procedures at the national SART level or any guidelines relating to the filing with the MOC before commercially launching an online game.

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

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the “Three Provisions” jointly promulgated by the MOC, the SARFT and GAPP (the SARFT and GAPP were later superseded by the SART and the MOC was superseded by the MOCT).  According to this notice, SAPPRFT (later superseded by the SART) shall be responsible for the examination and approval of those online games made available on the Internet, and once an online game is available on the Internet, it shall be solely and completely administrated by the MOC (later superseded by the MOCT).  The notice further clarifies that the SAPPRFT (later superseded by the SART) shall be responsible for the examination and approval of the game publications which are authorized by overseas copyright owners to be made available on the Internet, and all other imported online games shall be examined and approved by the MOC (later superseded by the MOCT).

On September 28, 2009, GAPP (later superseded by the SART), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13.  According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from SAPPRFT (later superseded by the SART).  Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements.  Moreover, for online games which have been approved by SAPPRFT (later superseded by the SART), when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operation entity shall once again undertake the same procedures for the examination and approval by SAPPRFT (later superseded by the SART) of such changed operation entity, new versions, expansion packs or new content.  Shanghai EaseNet has obtained SAPPRFT (later superseded by the SART) approval for Blizzard’s World of Warcraft, including its expansion packs, The Burning Crusade, Wrath of the Lich King, Cataclysm, Mists of Pandaria, Warlords of Draenor and Legion, and StarCraft II series, including Wings of Liberty, Heart of the Swarm and Legacy of the Void, as well as Hearthstone, Heroes of the Storm, Diablo III and Overwatch.  On May 24, 2016, SAPPRFT (later superseded by the SART) issued the Circular on the Administration over Mobile Game Publishing Services, or Circular 44, which came into effect on July 1, 2016 and provides that no mobile game shall be published and operated online without the approval of the SAPPRFT (later superseded by the SART).  We have taken necessary measures to comply with Circular 44.

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

E-commerce

The E-Commerce Law, which was promulgated on August 31, 2018 and took effect on January 1, 2019, set forth detailed obligations of operators of e-commerce business and e-commerce platforms and guidelines in terms of contract performance and dispute resolutions in relation to e-commerce. Pursuant to this law, e-commerce operators shall, for example, (i) present unbiased search results and general product recommendations that are not based on a potential customer’s particular purchase history and personal profile in addition to tailored product recommendations and services; and (ii) not cite any provision of a form contract or boiler plate provision to invalidate an agreement with a customer after it has received payment from such customer. In addition, an e-commerce platform operators shall (i) report information such as identity and tax information of third-party vendors to relevant authorities; (ii) make platform service agreement or web-links thereto prominently displayed and accessible on its homepage; (iii) be jointly liable in the event that such platform operator fails to take necessary measures when it has or should have the knowledge that any vendor using its platform infringes consumers’ rights; and (iv) be jointly liable for any damage or threat to a customer’s personal health and wellbeing caused by the products sold on its platform if a platform operator fails to examine the qualifications of its vendor using its Platform or fails to protect its consumers’ safety in respect of goods or services that may affect a consumers’ health. We are subject to this new law as both e-commerce business operator and e-commerce platform operator. Failure to comply with the E-Commerce Law could subject us to civil liabilities or administrative penalties.

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

The General Administration of Customs has promulgated the Announcement on the Regulatory Issues concerning the Inbound and Outbound Retail Commodities under E-Commerce, or Customs Circular No. 26, which took effect on April 8, 2016.  Under the Customs Circular No. 26, e-commerce enterprises, e-commerce trade platform enterprises, payment enterprises and logistics enterprises shall, before the declaration of import retail commodities through cross border e-commerce, respectively submit to the customs bureau the information on trade, payment and logistics, among others.  E-commerce enterprises shall verify the identity information of purchaser (subscriber) of cross-border e-commerce retail imports and provide the customs bureau with the effective identity information authenticated by respective competent authorities. In December 2018, the General Administration of Customs further promulgated the Announcement on Regulatory Matters concerning Cross-Border E-Commerce Retail Imports and Exports, which became effective on January 1, 2019, providing detailed rules and guidance on the administration of cross-border products, customs clearance, tax collection and administration, sites, quarantine, inspection procedures and logistics, and the process relating to the return of imported goods.

The Food Safety Law of the People’s Republic of China, promulgated on February 28, 2009 and effective on June 1, 2009, as amended on December 29, 2018 with effect from the same date.  This amendment set out a new and stricter regulation framework for the production and circulation of food.  However, it currently remains unclear if food distributed through the recently established cross-border e-commerce industry is required to comply with all the requirements set forth in the new Food Safety Law.  For more details, see Item 3.D.  “Risk Factors—Risks Related to Our Company—Our e-commerce business may expose us to new challenges and risks and may lower our profit margin.”

On March 24, 2016, the MOF, General Administration of Customs and the State Administration of Taxation issued the Notice on Import Tax Policies for E-Commerce Retailers (Cai Guan Shui (2016) No. 18), with effect on April 8, 2016.  On November 29, 2018, the foregoing authorities issued the new Circular on Improving Tax Policies for Cross-border E-Commerce Retail Imports, which took effect on January 1, 2019. According to such notice, which are applicable to the imported goods listed in the E-Commerce Retail Import Commodities List that was issued by the MOF and twelve other relevant PRC regulatory authorities on November 20, 2018, customs duties, import VAT and consumption tax will be charged on cross-border e-commerce retail imports calculated based on the goods imported, with individual purchasers of cross-border e-commerce retail imports defined as the taxpayers, the actual transaction price (including retail price, freight and insurance premium) regarded as the dutiable value, and e-commerce companies and trading platforms or logistics companies bearing the obligations of tax collection and withholding.  The value of single transactions of retail products imported through cross-border e-commerce is capped at RMB5,000, and the total value of transactions carried out by an individual is capped at RMB26,000 per year.  For cross-border e-commerce retail imports with a value within the above-mentioned limits, a zero tariff rate is applicable but, at the same time, import VAT and consumption tax exemptions will be abolished and import VAT and consumption tax will be charged temporarily at 70% of the statutory taxable amount.  The relevant taxes will be charged in full on any transactions exceeding the single-transaction limit or the cumulative annual limit, and single indivisible goods whose dutiable value exceeds RMB5,000.

On November 28, 2018, the Ministry of Commerce, National Development and Reform Commission, MOF, General Administration of Customs and State Administration for Market Regulation promulgated the Circular on Improving the Regulation of Cross-border E-Commerce Retail Imports, which took effect on January 1, 2019. Pursuant to this circular, cross-border e-commerce operator shall (i) engage a PRC-incorporated company as its domestic agent, (ii) be responsible for product quality and safety and its consumers’ rights and interests, (iii) provide adequate disclosures to consumers, (iv) establish a risk prevention and control system and a quality assurance system for products that are subject to bonded import procedure, and (v) transmit real-time electronic transaction data to the customs. Cross-border e-commerce platforms are also subject to this circular and they shall, for example, be incorporated in PRC, transmit real-time electronic transaction data to the customs, establish disputes resolution and consumer rights protection system as well as adequate procedures in terms of quality control and risk management relating to the products sold on their platform. The domestic agents engaged by the cross-border e-commerce operator are required to make accurate and adequate disclosure to the relevant authorities. For our cross-border e-commerce platform Kaola, we have certain affiliated entities within our group to act as its domestic agent for purposes of complying with this circular.

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

We have registered a number of domain names, including:

•                  www.netease.com;

•                  www.163.com;

•                  www.yeah.net;

•                  www.126.com;

•                  www.lofter.com;

•                  www.youdao.com;

•                  www.nease.net;

•                  www.188.com;

•                  www.126.net;

•                  www.kaola.com;

•                  www.bobo.com;

•                  www.neteasemedia.com;

•                  www.miaode.com;

•                  www.163yun.com;

•                  www.tryfun.com;

•                  www.onmyojigame.jp; and

•                  www.immortalconquest.eu.

We have successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters.  In addition, we have registered trademarks involving Chinese characters and phrases that have meanings relating to our Web pages, products and services, including our dating and friends matching services, chat services, online gaming, interactive online video, e-commerce, our Internet finance services and certain other online services.  We have also registered a number of trademarks in Hong Kong incorporating the words “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters.  In addition, we have also filed and registered the marks for “NetEase” in English and the marks for “NetEase” as written in Chinese in traditional and/or simplified Chinese characters in the United States, the European Union, the Republic of Korea, Japan, Macau, Taiwan, Thailand, and other jurisdictions. In addition, we have also registered the trademark “163” in China, Hong Kong, United States and European Union.

In addition, we have registered our various self-developed games and other online products with the National Copyright Administration of the People’s Republic of China.  Moreover, we have filed certain patent applications with the National Intellectual Property Administration, U.S. Patent and Trademark Office, European Patent Office and Japan Patent Office, and have obtained Certificates of Design Patent, Utility Model Patent and/or Invention Patent for technologies related to our games, live video, news, blog, educational products, reading products, YiChat, e-commerce and finance, Cloud Music, hardware products, agricultural products, cloud technology, augmented reality technology, computer technology and e-mail from the National Intellectual Property Administration, as well as Certificates of Utility Patent for games in the United States.

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

D.                                    Property, Plants and Equipment

Our principal executive offices are currently located at Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.  In addition, as of December 31, 2018, we leased office, warehouse and store facilities with a total effective annual rent of RMB471.3 million (US$68.5 million), including management fees, and an aggregate of approximately 1.5 million square meters of space at properties mainly in Beijing, Shanghai, Guangzhou, Hangzhou, Tianjin, Zhengzhou and Ningbo.

We own and occupy a research and development center in Hangzhou, China with a total floor area of 110,500 square meters, where our e-commerce, innovative businesses and other services and their related sales, marketing, technology, management and administrative functions are located and an office building in Beijing with a total floor area of 95,000 square meters, where our advertising services are located.  We also own and occupy a building in Guangzhou with a total floor area of 20,000 square meters, in which our online game developers, sales and marketing, technology and certain management as well as administrative support functions relating to game development are currently located.  In addition, we also acquired a warehouse with a total floor area of 26,000 square meters in Ningbo for the operation of our e-commerce businesses.

We are in the process of constructing several new office buildings and warehouses, primarily located in Hangzhou, Guangzhou, Ningbo and Shanghai.  As of December 31, 2018, we had incurred construction in progress costs of RMB2,154.0 million (US$313.3 million) for these new office buildings and warehouses, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities.  We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

As of December 31, 2018, we owned approximately 106,000 network servers co-located in the facilities of China Unicom’s Beijing affiliate and China Telecom’s Beijing affiliates for which we paid server custody fees, and we leased dedicated lines from affiliates of China Net Center and various affiliates of China Unicom and China Telecom pursuant to short term contracts.  Our server custody and lease fees were approximately RMB1,556.6 million (US$226.4 million) for the year ended December 31, 2018.

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

We achieved a net income attributable to our shareholders of RMB6,152.4 million (US$894.8 million) for 2018 and generated positive operating cash flows of RMB13,415.9 million (US$1,951.3 million) during the year.  We recorded retained earnings of RMB35,328.8 million, RMB42,733.1 million and RMB43,997.4 million (US$6,399.2 million) as of December 31, 2016, 2017 and 2018, respectively.

Our Corporate Structure

Our company was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs.  Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and e-commerce services.  In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval.  In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Shanghai EaseNet, Youdao Computer and certain other affiliated companies.  These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this annual report as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements.  Based on these agreements, Media Beijing, NetEase Hangzhou, Boguan, Hangzhou Langhe and certain other affiliated companies provide technical consulting and related services to the VIEs.  In addition, Guangzhou NetEase has a wholly-owned subsidiary, Wangyibao (the operator of our NetEase Pay online payment platform).  Please also see Item 4.B.  “Business Overview—Our Organizational Structure.”

As of December 31, 2018, the total assets of all the consolidated VIEs of our company were RMB10.5 billion (US$1.5 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets.  As of December 31, 2018, the total liabilities of the consolidated VIEs were RMB9.9 billion (US$1.4 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.  As of December 31, 2018, the total assets of our company and all of our consolidated subsidiaries were RMB76.5 billion (US$11.1 billion), mainly comprising cash and cash equivalents, time deposits, restricted cash, accounts receivable, short-term investments, inventories, prepayments and other current assets, fixed assets, land use rights, long-term investments and other long-term assets.  As of December 31, 2018, the total liabilities of our company and all of our consolidated subsidiaries were RMB25.7 billion (US$3.8 billion), mainly comprising accounts payable, salary and welfare payables, tax payable, short-term loan, deferred revenue, accrued liabilities and other payables.

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

Revenues

We generate our revenues from the provision of online games services, e-commerce, advertising services and innovative businesses and other services.  No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2016, 2017 and 2018.

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

We also generate revenues from certain games licensed to us by international game developers, including games licensed by Blizzard and Microsoft.

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

Innovative Businesses and Others

We derive our innovative businesses and others revenues primarily from video streaming, music streaming, online payment platform, online education and premium e-mail and other value-added services.

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

Our Youdao Education platforms provide their respective users with online courses, reading materials and premium educational solutions, as applicable, in exchange for pre-determined package fees.

Our NetEase Pay online payment platform enables registered users to deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products offered by us and third-party vendors.  The third-party vendors are charged a service fee when they receive a payment through NetEase Pay at fixed rates based on their service agreements with us.  We recognize revenue upon services rendered.

Our other online fee-based premium services, supplied to registered users of the NetEase websites, also include premium e-mail and other value-added services.

Seasonality of Revenues

Historically, revenues from advertising and innovative businesses and other online services have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest.  Usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays.  Generally, our e-commence revenues are relatively lower during the public holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China.

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of staff costs (in particular remuneration to employees who maintain game software and employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), service fees paid to Internet data centers, or IDC, for the rental of servers, and printing costs for our prepaid point cards.  For our mobile games, cost of revenues also includes fees paid to game developers, distribution channels (app stores) and payment channels.

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

The cost of revenues for our licensed games also includes royalties, and in some cases license and consulting fees, paid to the licensors.

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

Innovative Businesses and Others

Cost of revenues related to our innovative businesses and others consists primarily of staff costs, service fees related to online payments, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of the services in this segment.  We pay content fees to third-party partners for the right to use proprietary content developed by them, such as copyrights of books and music.  We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

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

Shipping and handling costs for our e-commerce platforms, which primarily include third-party delivery costs relating to the delivery of products from our distribution centers to customers, fulfillment expenses incurred in our various distribution facilities and packing material expenses, each of which is classified as selling and marketing expenses.  The shipping and handling costs, which are included in selling and marketing expenses, were approximately RMB503.0 million, RMB1,182.7 million and RMB1,670.4 million (US$242.9 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

For the years ended December 31, 2016, 2017 and 2018, we recorded share-based compensation cost of approximately RMB990.1 million, RMB1,911.2 million and RMB2,491.0 million (US$362.3 million), respectively, for awards granted under the RSU Plan.  This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2018, total unrecognized compensation cost related to unvested awards granted under the RSU Plan, adjusted for estimated forfeitures, was RMB4,112.5 million (US$598.1 million), which is expected to be recognized through the remaining vesting period of each grant.  As of December 31, 2018, the weighted average remaining vesting period was 2.44 years.

Other Share Incentive Plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees.  The options expire five to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met.  The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.  We adopt the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.  For the years ended December 31, 2017 and 2018, we recorded RMB93.1 million and RMB38.7 million (US$5.6 million) in compensation expenses for the share options granted under these plans.

While certain share options which have been granted will become vested or would commence vesting upon their applicable vesting commencement date, the occurrence of the applicable vesting conditions is not within our control and is not deemed probable to occur for accounting purposes until the vesting commencement date.  For such share options, no compensation expenses were recorded.  As of December 31, 2018, there were RMB352.6 million (US$51.3 million) in unrecognized share based compensation expenses related to such share options which are expected to be recognized when the relevant vesting conditions are met.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we and our intermediate holding companies which are incorporated in the Cayman Islands, are not subject to tax on income or capital gain.  Additionally, upon payments of dividends by us to our shareholders or by our intermediate holding companies in the Cayman Islands to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Our subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI.  There are no withholding taxes in the BVI.

Hong Kong

Our subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong.  No significant taxable income was generated by these companies in 2016, 2017 and 2018.  The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

China

The PRC Enterprise Income Tax Law subjects Foreign Invested Enterprises (“FIEs”) and domestic companies to EIT at a uniform rate of 25%, and preferential tax treatments may be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises,” or HNTEs, “Software Enterprises” or “Key Software Enterprises.”

NetEase Beijing, Boguan, NetEase Hangzhou, Media Beijing and Hangzhou Langhe were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2016, 2017 and 2018.  In 2016, 2017 and 2018, Boguan, Netease Hangzhou and Media Beijing were each also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015, 2016 and 2017.  The related tax benefit was recorded in 2016, 2017 and 2018, respectively.

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

Sales Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax, or VAT, and its implementation rules, or Provisional VAT Regulation, our PRC subsidiaries and VIEs are generally subject to VAT at a rate of 6% for revenues earned from rendering services to our customers in the PRC.

Gross proceeds from sales of general goods in China are generally subject to a VAT of 17%, with certain exceptions pursuant to the Provisional VAT Regulation. Creditable VAT already paid can be deducted from the calculation of such VAT. In accordance with recent reforms which became effective on May 1, 2018 and April 1, 2019, respectively, the 17% rate was adjusted to 13%.

We are also subject to cultural development fees on the provision of advertising services in China.  The applicable tax rate is 3% of our advertising services revenues.

Uncertain Tax Positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition.  For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. We did not have any significant unrecognized uncertain tax positions as of December 31, 2017 and 2018.

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

Change in Segment Reporting

Effective in the fourth quarter of 2017, we changed our segment disclosure by reporting the financial results of our e-commerce business separately in light of the significant growth of the revenue contribution from our e-commerce business to our total consolidated net revenues in 2017.  This segment primarily reflects the results of our two e-commerce platforms, Kaola and Yanxuan, which were established in January 2015 and April 2016, respectively.  On December 31, 2018, we renamed our “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment; there was no change to the mix of business included in this segment.  We now report four reporting segments: (1) online game services, (2) e-commerce, (3) advertising services, and (4) innovative businesses and others.  This change in segment reporting aligns with the manner in which our chief operating decision maker, or CODM, currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments.  This change in segment presentation does not affect our consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows.  We have retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Revenue Recognition

On January 1, 2018, we adopted Topic 606 using the modified retrospective method applied to all contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

Under Topic 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and VAT. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, estimated breakage of game points, return allowance for goods sold, the estimation of the fair value of an advertising-for-advertising barter transaction, and the volume of sales rebates. The amount and timing of our revenues can be different if management made different judgments or utilized different estimates.

Our service sales represent revenues from online game services, advertising services and other innovative businesses. Product sales represent revenue from the sale of products through our e-commerce platforms where we record revenue on a gross basis.

Online Games Services

We operate mobile games and PC-client games. We are the principal of all games we operate, including both self-developed games and licensed games. As all these games are hosted on our servers, we have the pricing discretion, and are responsible for the sale and marketing of the games as well as any related customer services. Fees paid to game developers, distribution channels (for example, app stores) and payment channels are recorded as cost of revenues.

Mobile games

We generate mobile game revenues from the sale of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionality, within the games. The performance obligation is to provide on-going game services to the game players who have purchased such virtual items and is satisfied over the average playing period of the paying players. Accordingly, we recognize the revenues ratably over the estimated average playing period of these paying players.

We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

PC-client games

We sell prepaid point cards to players of our PC-client games. Players can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. They can also purchase “virtual” prepaid points from vendors who register the points in our system and “virtual” prepaid cards online via debit and credit cards or bank transfers via online payment services platforms, and receive the prepaid point information over the Internet. Our game players can use the points to play our PC-client games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues.

We earn revenue through providing PC-client game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For PC-client games using the time-based model, players are charged based on the time they spend playing games. Revenues are recognized ratably over the game playing period as the performance obligations are satisfied.

Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items.  In-game items have different life patterns:  one-time use, limited life and permanent life.  Revenues from the sales of one-time use in-game items are recognized upon consumption.  Limited life items are either limited by the number of uses (for example, 10 times) or limited by time (for example, three months).  Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used.  Players are allowed to use permanent life in-game items without any use or time limits.  Revenues from the sales of permanent life in-game items are recognized ratably over the estimated average playing period of the paying players.

We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates of the playing period of paying players for the permanent in-game items of PC-client games.  This estimate is re-assessed on a quarterly basis. Adjustments arising from changes in the estimated playing period of paying players are applied prospectively as such changes result from new information indicating a change in the game player behavior patterns.

Breakage of unused PC-client game points

We recognize expected breakage associated with our unused online points with expiry dates in a personal game account as revenue, using a game player’s historical consumption pattern as reference and subject to certain other variable considerations. For game points that do not expire, we recognize the expected breakage amount as revenue when the likelihood of the player exercising the remaining points becomes remote.

E-commerce

We are the principal for our online direct sales because we control the inventory before it is transferred to customers. We also have the primary responsibility for fulfilling the contracts and bearing the inventory risk, and the sole discretion in establishing prices. E-commerce revenues from these online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon our delivery to the customer.

For our online marketplace business, third-party sellers offer products to customers through our e-commerce platform and we act as the marketplace service provider. We are not the seller of the third-parties’ goods in these transactions and recognize revenue when services are rendered based on a pre-determined service fee rate.

We also provide discount coupons to our customers for use in purchases on our e-commerce platforms, Kaola and Yanxuan, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowance

We estimate return allowances, which reduce revenue and cost of sales, using relevant historical data. Liabilities for return allowances and rights to recover products from customers associated with our liabilities are recorded as “Accrue liabilities and other payables” and “Inventories, net”, respectively, on our consolidated balance sheets. Neither of such balances were material as of December 31, 2017 and 2018.

Advertising Services

We derive advertising fees principally from short-term advertising contracts.  Advertising service contracts consist of multiple performance obligations with a typical term of less than three months.  Each performance obligation generally represents a different form of advertisement, including but not limited to banners, text-links, videos, logos and rich media.  In arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative standalone price for each obligation. We generally determine standalone prices based on the historical prices charged to customers. If the performance obligation has not been sold separately, we estimate the standalone price by taking into consideration the pricing for advertising areas on our platform with similar levels of popularity and advertisements with similar formats and quoted prices from competitors as well as other general market conditions. Consideration allocated to each performance obligation is recognized as revenue over the advertisement display period, which is usually within three months.

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

Certain customers may receive volume rebates, which are accounted for as a variable consideration. We estimate annual expected revenue volume with reference to such customers’ historical results and reduce the relevant revenues recognized.

Innovative Businesses and Others

Revenue from innovative businesses and others is predominantly derived from fee-based premium services, online payment platform services and other online services. Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium live-streaming services, online music services, online reading, e-mail and other innovative businesses. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by us over the subscription period, during which customers can access the premium online services provided by us. Fees collected from customers to purchase online services are recognized as revenue when the related services are rendered.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i)           The effects of a significant financing component are not taken into account for contracts if we expect, at contract inception, that the period between when we transfer a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)           We apply the portfolio approach in determining the commencement date of consumption of permanent virtual items and the estimated average playing period of paying players for our PC-client games and mobile games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors does not differ materially from considering each one of them individually.

(iii)          We elect to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. We closely monitor the collection of our accounts receivables and record a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorates resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Accounts receivables balances are written off when they are determined to be uncollectible.

Other Critical Accounting Policies and Estimates

Research and Development Costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new product development.  We did not capitalize costs incurred for the development of online game products for the years ended December 31, 2016, 2017 and 2018 because the period after the date technical feasibility is reached and the time when the game is marketed have been short historically and the development costs incurred in the period are insignificant.

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

Investments

Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that we intend, and have the ability, to hold to maturity.

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

Long-term investments

Long-term investments are comprised of equity investments in publicly traded companies and privately-held companies.

Equity investments in publicly traded companies are reported at fair value. Prior to January 1, 2018, they were classified as available-for-sale equity securities under long-term investments, with unrealized gains or losses, if any, recorded in accumulated other comprehensive income/(loss) in shareholders’ equity. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. We assess available-for-sale equity securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is then written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Starting January 1, 2018, upon the adoption of ASU 2016-01, unrealized gains and losses during the year of 2018 are recognized in other income/(expense).

Prior to January 1, 2018, for investments in common stock or in-substance commons stocks issued by privately-held companies over which we did not have significant influence, and investments in privately-held companies’ equity securities that are not common stock or in-substance common stocks, as these securities do not have readily determinable fair value, we carried such investments at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceeded our share of earnings since our investment. Starting January 1, 2018, upon the adoption of ASU 2016-01, we have elected to measure these investments in equity securities without readily determinable fair value at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the same or a similar investment in the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities, realized and unrealized, are recognized in other income (expense), net.

Management regularly evaluates the impairment of its investments in privately-held companies based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity method investees

Investments in common stock or in-substance common stock of investees and investments in limited partnerships in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under long-term investment in the consolidated balance sheets.

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

Our assumptions are based on our historical experience and expectation of future development.  The assumptions used in calculating the fair value of stock options and related share-based compensation expenses represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.  As a result, if factors change or different assumptions are used, particularly with respect to the volatility of our shares, our share-based compensation expense could be materially different for any period.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,
	2016		2017		2018
	RMB’000%		RMB’000%		RMB’000%
Statement of Operations and Comprehensive Income Data:
Net revenues:
Services	33,748,455	88.4	42,654,982	78.8	48,518,932	72.2
Product	4,430,389	11.6	11,447,037	21.2	18,637,521	27.8
Total net revenues	38,178,844	100.0	54,102,019	100.0	67,156,453	100.0
Cost of revenues:
Services	(12,602,876)	(33.0)	(17,741,107)	(32.8)	(21,089,648)	(31.4)
Product	(3,912,156)	(10.3)	(10,448,219)	(19.3)	(17,663,309)	(26.3)
Total cost of revenues	(16,515,032)	(43.3)	(28,189,326)	(52.1)	(38,752,957)	(57.7)
Gross profit	21,663,812	56.7	25,912,693	47.9	28,403,496	42.3
Operating expenses:
Selling and marketing expenses	(4,481,815)	(11.7)	(6,957,596)	(12.9)	(9,526,470)	(14.2)
General and administrative expenses	(1,506,154)	(3.9)	(2,429,858)	(4.5)	(3,191,537)	(4.7)
Research and development expenses	(3,046,979)	(8.0)	(4,371,428)	(8.1)	(7,792,550)	(11.6)
Total operating expenses	(9,034,948)	(23.6)	(13,758,882)	(25.5)	(20,510,557)	(30.5)
Operating profit	12,628,864	33.1	12,153,811	22.4	7,892,939	11.8

Other income (expenses):
Investment income	200,333	0.5	362,113	0.7	(22,266)	(0.0)
Interest income	541,969	1.4	667,323	1.2	587,518	0.9
Exchange (losses) / gains	146,510	0.4	(448,827)	(0.8)	(113,323)	(0.2)
Other, net	377,685	1.0	277,080	0.5	599,230	0.9
Income before tax	13,895,361	36.4	13,011,500	24.0	8,944,098	13.4
Income tax	(2,102,498)	(5.5)	(2,162,363)	(4.0)	(2,466,681)	(3.7)
Net income	11,792,863	30.9	10,849,137	20.0	6,477,417	9.7
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	—	—	(248,098)	(0.4)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(188,343)	(0.5)	(141,198)	(0.2)	(76,912)	(0.1)
Net income attributable to NetEase, Inc.’s shareholders	11,604,520	30.4	10,707,939	19.8	6,152,407	9.2
Net income	11,792,863	30.9	10,849,137	20.0	6,477,417	9.7
Other comprehensive income:
Unrealized gains/(losses) on available-for-sale securities, net of tax	(232,633)	(0.6)	(23,321)	(0.0)	—	—
Reclassification adjustment for losses/(gains) on available-for-sale securities recorded in net income, nil of tax	266,660	0.7	—	—	—	—
Foreign currency translation adjustment	—	—	(1,573)	(0.0)	18,624	0.0
Total other comprehensive income	34,027	0.1	(24,894)	(0.0)	18,624	(0.0)
Total comprehensive income:	11,826,890	31.0	10,824,243	20.0	6,496,041	9.7
Add: Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(188,343)	(0.5)	(141,198)	(0.3)	(76,912)	(0.1)
Comprehensive income attributable to NetEase, Inc.’s shareholders	11,638,547	30.5	10,683,045	19.7	6,419,129	9.6

Share-based compensation cost included in:
Cost of revenues	444,187	1.2	820,281	1.5	764,972	1.1
Selling and marketing expenses	52,689	0.1	95,382	0.2	116,611	0.2
General and administrative expenses	238,750	0.6	581,337	1.1	804,565	1.2
Research and development expenses	254,505	0.7	507,263	0.9	843,502	1.3

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

We generate net revenues from service and product sales.  Net service revenues are derived from online games services, e-commerce, advertising services, innovative businesses and other services.  Net product revenues represent revenue from the sale of products through our e-commerce platforms where we record revenue on a gross basis.  Net revenue from service and product sales represented 72.2% and 27.8% of our total net revenues in 2018, compared with 78.8% and 21.2% in 2017, respectively.

We have organized our operations into four segments: online games services, e-commerce, advertising services and innovative businesses and other services.  These segments reflect the way we evaluate, view and run our business operations.  The following table sets forth the net revenues and cost of revenues by segments for the period presented as derived from our audited financial statements.  See Item 18 of Part III, “Financial Statements—Note 24—Segment Information.”

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Net revenues:
Online games services	36,281,642	40,190,057	5,845,402
E-commerce	11,670,416	19,235,476	2,797,684
Advertising services	2,408,823	2,500,833	363,731
Innovative businesses and others	3,741,138	5,230,087	760,684
Total net revenues	54,102,019	67,156,453	9,767,501

Cost of revenues:
Online games services	(13,473,339)	(14,617,656)	(2,126,050)
E-commerce	(10,464,714)	(17,688,717)	(2,572,717)
Advertising services	(797,892)	(889,677)	(129,398)
Innovative businesses and others	(3,453,381)	(5,556,907)	(808,219)
Total cost of revenues	(28,189,326)	(38,752,957)	(5,636,384)

Net revenues

Total net revenues increased by 24.1% to RMB67,156.5 million (US$9,767.5 million) in 2018 from RMB54,102.0 million in 2017.  Net revenues from online games services, e-commerce services, advertising services and innovative businesses and other services constituted 59.9%, 28.6%, 3.7% and 7.8%, respectively, of our total net revenues in 2018, compared with 67.0%, 21.6%, 4.5% and 6.9%, respectively, in 2017.  Net revenues generated from licensed games represented 5.7% and 7.2% of our total net revenues in 2018 and 2017, respectively.

Online Games Services

Net revenues from online games services increased by 10.8% to RMB40,190.1 million (US$5,845.4 million) in 2018 from RMB36,281.6 million in 2017.  The increase was principally attributable to higher net revenues from our mobile games which totaled RMB28,536.9 million (US$4,150.5 million) in 2018 compared to RMB25,678.6 million in 2017. The growth in net revenues from mobile games mainly resulted from mobile games such as Knives Out, which gained popularity over the course of 2018 and the newly released game Chu Liu Xiang.  Our mobile game portfolio now consists of over 100 diverse games, and we expect to continue introducing new mobile games each year for the foreseeable future, which we believe will contribute to future revenue growth in this segment. Our new PC-client game, Justice, which was released in June 2018, also achieved a high revenue performance in 2018.

Net revenues from licensed games decreased slightly by 2.1% to RMB3,826.5 million (US$556.5 million) in 2018 from RMB3,910.2 million in 2017, which was mainly attributable to the decrease in net revenues from games licensed from Blizzard.

Net revenues from mobile games and PC-client games represented 71.0% and 28.9% of total net revenues from online games services in 2018, respectively, compared to 70.8% and 29.2% in 2017, respectively.

E-commerce

Net revenues from our e-commerce segment increased by 64.8% to RMB19,235.5 million (US$2,797.7 million) in 2018 from RMB11,670.4 million in 2017.  The increase was mainly attributable to growth in the popularity of our e-commerce platforms, Kaola and Yanxuan, among consumers in China, offset in part by increased promotions and sales discounts in 2018 compared to 2017.  The aggregate number of active users, meaning users who have registered accounts and have completed at least one purchase in a given period, of Kaola and Yanxuan in the aggregate increased from 23.0 million in 2017 to 41.0 million in 2018, and the number of orders we fulfilled on these two platforms increased from 81.1 million in 2017 to 139.4 million in 2018.

Advertising Services

Net revenues from advertising services increased by 3.8% to RMB2,500.8 million (US$363.7 million) in 2018 from RMB2,408.8 million in 2017.  The top performing advertising revenue contributors in 2018 were automobile, real estate and internet services sectors.

Average net revenues per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, were approximately RMB1.5 million (US$0.2 million) in 2018, which represented a 3.1% decrease as compared with 2017.  The number of traditional advertisers using the NetEase websites increased to 1,603 in 2018 from 1,489 in 2017, with revenues from our top ten advertisers comprising 38.9% of our total advertising services revenues in 2018, as compared to 39.6% in 2017.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 39.8% to RMB5,230.1 million (US$760.7 million) in 2018 from RMB3,741.1 million in 2017. This increase mainly resulted from increases in revenue contribution by our music streaming, e-reading and online education businesses.

Cost of Revenues

Our cost of revenues increased by 37.5% to RMB38,753.0 million (US$5,636.4 million) in 2018 from RMB28,189.3 million in 2017.  The year-over-year increase was mainly due to an increase in the volume of the merchandise sold by our e-commerce platforms as well as an increase in both the cost of revenue sharing with distributors, developers and other third parties and related information costs.  In 2018, costs relating to online games services, e-commerce, advertising services and innovative businesses and others represented 37.7%, 45.7%, 2.3% and 14.3% of total cost of revenues, respectively, as compared with 47.8%, 37.1%, 2.8% and 12.3% of the total cost of revenues, respectively, in 2017.

Online Games Services

Cost of revenues from our online games services increased by 8.5% to RMB14,617.7 million (US$2,126.1 million) in 2018 from RMB13,473.3 million in 2017.  The increase in cost of revenues in 2018 was primarily due to an increase in revenue sharing costs with distributors, developers and other third parties related to mobile games. The revenue sharing costs increased by RMB981.7 million (US$142.8 million) to RMB9,027.4 million (US$1,313.0 million) in 2018 from RMB8,045.7 million in 2017 primarily due to the launch of various self-developed and licensed mobile games in 2018.

E-commerce

Cost of revenues from our e-commerce services increased by 69.0% to RMB17,688.7 million (US$2,572.7 million) in 2018 from RMB10,464.7 million in 2017, which was primarily attributable to an increase in the costs of merchandise sold.

Advertising Services

Cost of revenues from our advertising services increased by 11.5% to RMB889.7 million (US$129.4 million) in 2018 from RMB797.9 million in 2017.  The increase in cost of revenues in 2018 was primarily due to an increase in information sourcing costs and higher staff-related costs. The information sourcing costs increased by RMB71.1 million (US$10.3 million) to RMB210.6 million (US$30.6 million) in 2018 from RMB139.5 million in 2017, mainly due to increase in content cost incurred in relation to an expansion of our advertising business.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and other services increased by 60.9% to RMB5,556.9 million (US$808.2 million) in 2018 from RMB3,453.4 million in 2017.  The increase in cost of revenues in 2018 was primarily due to a combination of the following factors:

•                  Content cost increased by RMB1,061.1 million (US$154.3 million) to RMB1,962.0 million (US$285.4 million) in 2018 from RMB900.9 million in 2017, primarily due to the amortization of license fees related to our music content.

•                  Revenue sharing-related costs increased by RMB585.5 million (US$85.2 million) to RMB1,765.9 million (US$256.8 million) in 2018 from RMB1,180.4 million in 2017, primarily due to increased revenue sharing costs from our online education, e-reading, and live video streaming services.

Gross Profit

Our gross profit increased by 9.6% to RMB28,403.5 million (US$4,131.1 million) in 2018 from RMB25,912.7 million in 2017.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements.  The gross profit margins in 2017 and 2018 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2017	2018	2018
	RMB’000	RMB’000	US$’000
Gross profit:
Online games services	22,808,303	25,572,401	3,719,352
E-commerce	1,205,702	1,546,759	224,967
Advertising services	1,610,931	1,611,156	234,333
Innovative businesses and others	287,757	(326,820)	(47,535)
Total gross profit	25,912,693	28,403,496	4,131,117

Gross profit margin:
Online games services	62.9%	63.6%	63.6%
E-commerce	10.3%	8.0%	8.0%
Advertising services	66.9%	64.4%	64.4%
Innovative businesses and others	7.7%	(6.2)%	(6.2)%
Total gross profit margin	47.9%	42.3%	42.3%

The increase of gross profit margin for online games services was mainly due to the increased revenues contribution from our self-developed mobile games, which have relatively higher gross profit margin, as a percentage of our total online game revenues.  The decrease of gross profit margin for e-commerce services was mainly due to the increased level of promotions and sales discounts offered in 2018 compared to 2017.  The decrease in gross profit margin for advertising services was mainly due to an increase in information sourcing costs and higher staff-related costs. The decrease in gross profit margin for innovative businesses and others was mainly due to higher costs related to licensed music content.

Operating Expenses

Total operating expenses increased by 49.1% to RMB20,510.6 million (US$2,983.1 million) in 2018 from RMB13,758.9 million in 2017 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 36.9% to RMB9,526.5 million (US$1,385.6 million) in 2018 from RMB6,957.6 million in 2017, primarily due to a combination of the following factors:

•                  An increase in marketing costs of approximately RMB1,726.3 million (US$251.1 million) in 2018 resulting from increased marketing spending on our various online games, as well as media and outdoor branding promotion for our e-commerce services, advertising services and innovative businesses and other services.

•                  An increase in shipping and handling costs of approximately RMB487.7 million (US$70.9 million) in 2018 resulting from the expansion of our e-commerce business.

•                  An increase in staff-related costs of our sales team of approximately RMB304.3 million (US$44.3 million) in 2018, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals.

General and administrative expenses increased by 31.3% to RMB3,191.5 million (US$464.2 million) in 2018 from RMB2,429.9 million in 2017, primarily due to an increase in staff-related costs of approximately RMB662.7 million (US$96.4 million) in 2018 driven by increased headcount and higher compensation levels.

Research and development expenses increased by 78.3% to RMB7,792.6 million (US$1,133.4 million) in 2018 from RMB4,371.4  million in 2017, primarily due to a combination of the following factors:

•                  An increase in staff-related costs of approximately RMB2,237.4 million (US$325.4 million) in 2018, mainly as a result of increased headcount for our online games services, e-commerce services and innovative businesses and other services and higher salaries, bonuses and other benefits paid to our research and development teams during 2018, including share based compensation.

•                  An increase in technology costs of approximately RMB677.3 million (US$98.5 million), mainly for game content design.

•                  An increase in other miscellaneous cost of approximately RMB392.9 million (US$57.1 million) such as depreciation and amortization costs, rental and utilities expenses.

Allowances for Doubtful Accounts

As of December 31, 2018, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB4,419.1 million (US$642.7 million).  After providing for doubtful accounts in the amount of RMB130.6 million (US$19.0 million), the net balance of accounts receivable was RMB4,288.5 million (US$623.7 million) as of December 31, 2018.  The allowances for doubtful accounts represented the provisions of RMB130.6 million (US$19.0 million) as of December 31, 2018, as compared to the provision of RMB84.9 million as of December 31, 2017.

We periodically review our provisioning policy for doubtful accounts.  In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

No significant allowance for bad and doubtful accounts was provided in 2018.  As of December 31, 2018, we had one distribution channel with a receivable balance exceeding 10% of our total accounts receivable balance.

Other Income (Expenses)

Other income in 2018 mainly consisted of interest income, investment income related to short-term investments, foreign exchange gain and government incentives, offset in part by foreign exchange losses, impairment provisions related to certain equity investments, net investment losses in equity method investees and fair value change related to our equity investments with readily determinable fair value and other financial instruments.

Interest income decreased to RMB587.5 million (US$85.5 million) in 2018 from RMB667.3 million in 2017, primarily due to a decrease of RMB3.2 billion (US$468.7 million) in our net cash balance, which includes total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans. We incurred interest expense of RMB318.1 million (US$46.3 million) in 2018 related to our short-term loans.

Investment loss was RMB22.3 million (US$3.2 million) in 2018 compared to investment income of RMB362.1 million in 2017, consisting primarily of (i) investment income related to short-term investments of RMB463.6 million (US$67.4 million) in 2018, compared to RMB389.5 million in 2017, and (ii) cash dividend of RMB17.1 million (US$2.5 million) from equity investments in 2018, compared to RMB29.6 million in 2017, which was offset in part by (i) impairment provisions related to certain investments and a net investment loss in equity method investees totalling RMB258.0 million (US$37.5 million) in 2018, compared to RMB70.7 million in 2017, and (ii) a fair value change of RMB248.2 million (US$36.1 million) related to the equity investments with readily determinable fair value and other financial instruments in 2018 compared to nil in 2017.

In 2018, we received and recognized unconditional government incentives of approximately RMB329.2 million (US$47.9 million), compared to RMB252.0 million in 2017.

We also incurred net foreign exchange losses of RMB113.3 million (US$16.5 million) in 2018, compared to net foreign exchange losses of RMB448.8 million in 2017, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB2,466.7 million (US$358.8 million) in 2018 from RMB2,162.4 million in 2017.  Our effective tax rate in 2018 was 27.6% compared with 16.6% in 2017.  The change in the effective tax rate was mainly due to the fact that certain of our subsidiaries experienced higher operating losses in 2018.

Net Income

As a result of the foregoing, net income attributable to our shareholders decreased by 42.5% to RMB6,152.4 million (US$894.8 million) in 2018 from RMB10,707.9 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenue from service and product sales represented 78.8% and 21.2% of our total net revenues in 2017, compared with 88.4% and 11.6% in 2016, respectively.  The following table sets forth the net revenues and cost of revenues by segments for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2016	2017
	RMB	RMB
Net revenues:
Online games services	27,980,491	36,281,642
E-commerce	4,541,744	11,670,416
Advertising services	2,152,379	2,408,823
Innovative businesses and others	3,504,230	3,741,138
Total net revenues	38,178,844	54,102,019

Cost of revenues:
Online games services	(9,974,146)	(13,473,339)
E-commerce	(3,986,871)	(10,464,714)
Advertising services	(749,652)	(797,892)
Innovative businesses and others	(1,804,363)	(3,453,381)
Total cost of revenues	(16,515,032)	(28,189,326)

Net revenues

Total net revenues increased by 41.7% to RMB54,102.0 million in 2017 from RMB38,178.8 million in 2016.  Net revenues from online games services, e-commerce services, advertising services and innovative businesses and others constituted 67.0%, 21.6%, 4.5% and 6.9%, respectively, of our total net revenues in 2017, compared with 73.3%, 11.9%, 5.6% and 9.2%, respectively, in 2016.  Net revenues generated from licensed games represented 7.2% and 12.5% of our total net revenues in 2017 and 2016, respectively.

Online Games Services

Net revenues from online games services increased by 29.7% to RMB36,281.6 million in 2017 from RMB27,980.5 million in 2016.  The increase was principally attributable to higher net revenues from our mobile games which totaled RMB25,421.6 million in 2017 compared to RMB16,898.6 million in 2016, excluding mobile games licensed from Blizzard which are discussed below.  The growth in net revenues from mobile games mainly resulted from mobile games such as Onmyoji and the mobile version of New Ghost, both of which gained popularity over the course of 2017 as well as revenue contribution from newly released games such as Demon Seals mobile and Land of Glory.

Net revenues from games licensed by Blizzard decreased by 17.4% to RMB3,467.7 million in 2017 from RMB4,196.4 million in 2016, which was mainly attributable a lighter release slate in 2017 and increased competition in the market.

Net revenues from mobile games (excluding the mobile games licensed from Blizzard), self-developed PC-client games and Blizzard licensed games represented 70.1%, 20.3% and 9.6% of total net revenues from online games services in 2017, respectively, compared to 60.4%, 24.6% and 15.0% in 2016, respectively.

E-commerce

Net revenues from our e-commerce segment increased by 157.0% to RMB11,670.4 million in 2017 from RMB4,541.7 million in 2016.  The increase was mainly attributable to rapid growth in the popularity of our e-commerce platforms, Kaola and Yanxuan, among consumers in China.  The aggregate number of active users of Kaola and Yanxuan in the aggregate increased from 6.8 million in 2016 to 23.0 million in 2017, and the number of orders we fulfilled on these two platforms increased from 27.0 million in 2016 to 81.1 million in 2017. Net revenue from e-commerce represented 21.6% of our total net revenues in 2017, compared to 11.9% in 2016.

Advertising Services

Net revenues from advertising services increased by 11.9% to RMB2,408.8 million in 2017 from RMB2,152.4 million in 2016.  The increase in advertising services revenue in 2017 was driven by increased market demand, mainly as a result of continued efforts to introduce new online content and the increase in our general brand awareness, both of which increased our site traffic and in turn increased the attractiveness of our advertising services.

Average net revenues per traditional advertiser was approximately RMB1.6 million in 2017, which remained stable as compared with 2016.  The number of traditional advertisers using the NetEase websites increased to 1,489 in 2017 from 1,335 in 2016, with revenues from our top ten advertisers comprising 39.6% of our total advertising services revenues in 2017 as compared to 29.4% in 2016.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 6.8% to RMB3,741.1 million in 2017 from RMB3,504.2 million in 2016.  This increase mainly resulted from the increase in popularity of our live video streaming platform CC.

Cost of Revenues

Our cost of revenues increased by 70.7% to RMB28,189.3 million in 2017 from RMB16,515.0 million in 2016.  The year-over-year increase was mainly due to an increase in each of the cost of merchandise sold by our e-commerce platforms, information costs, costs of revenue sharing with distributors, developers and other third parties, staff-related costs and technology costs.  In 2017, costs relating to online games services, e-commerce, advertising services and innovative businesses and others represented 47.8%, 37.1%, 2.8% and 12.3% of total cost of revenues, respectively, as compared with 60.4%, 24.2%, 4.5% and 10.9% of the cost of revenues, respectively, in 2016.

Online Games Services

Cost of revenues from our online games services increased by 35.1% to RMB13,473.3 million in 2017 from RMB9,974.1 million in 2016.  The increase in cost of revenues in 2017 was primarily due to a combination of the following factors:

•                  Revenue sharing costs with distributors, developers and other third parties related to mobile games increased by RMB2,877.1 million to RMB8,045.7 million in 2017 from RMB5,168.6 million in 2016 primarily due to the launch of various self-developed and licensed mobile games in 2017.

•                  Staff-related costs increased by RMB884.1 million to RMB2,825.1 million in 2017 from RMB1,941.0 million in 2016, mainly as a result of an increase in the level of salaries and other compensation and an increase in the number of our employees.  The number of full time employees in our online games business increased to 8,193 as of December 31, 2017 from 7,702 as of December 31, 2016.

•                  The above increase was offset in part by a decrease in technology costs of RMB417.6 million to RMB2,017.7 million in 2017 from RMB2,435.3 million in 2016, mainly due to a decrease in royalty fee payments of RMB569.8 million in line with the decreased revenue contribution from games that we license from Blizzard.

E-commerce

Cost of revenues from our e-commerce services increased by 162.5% to RMB10,464.7 million in 2017 from RMB3,986.9 million in 2016, which was primarily attributable to the increase in the costs of merchandise sold.

Advertising Services

Cost of revenues from our advertising services increased by 6.4% to RMB797.9 million in 2017 from RMB749.7 million in 2016.  The increase in cost of revenues in 2017 was primarily due to a combination of the following factors:

•                  Information sourcing costs increased by RMB32.9 million to RMB139.5 million in 2017 from RMB106.6 million in 2016, mainly due to the increase in content costs incurred in relation to an expansion of the advertising business.

•                  Revenue sharing costs related to our performance-based advertising business increased by RMB18.6 million to RMB122.0 million in 2017 from RMB103.4 million in 2016, also primarily due to an expansion of the business.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and other services increased by 91.4% to RMB3,453.4 million in 2017 from RMB1,804.4 million in 2016.  The increase in cost of revenues in 2017 was primarily due to a combination of the following factors:

•                  Revenue sharing-related costs increased by RMB1,062.2 million to RMB1,180.4 million in 2017 from RMB118.2 million, primarily due to the increased revenue contribution from our live video streaming services.

•                  Content cost increased by RMB634.5 million to RMB900.9 million in 2017 from RMB266.4 million in 2016, primarily due to the amortization of license fees related to our music content.

•                  Technology service cost such as bandwidth and server custody fees increased by RMB212.7 million to RMB415.4 million in 2017 from RMB202.7 million in 2016, mainly as a result of an increase in the bandwidth usage by our innovative businesses and other value added services in 2017.

•                  Staff-related cost increased by RMB106.2 million to RMB627.4 million in 2017 from RMB521.2 million in 2016, mainly as a result of an increase in salaries and bonuses paid and an increase in the number of our employees.

•                  The above increase was offset in part by the decrease in cost of merchandise sold of RMB443.1 million from RMB557.6 million in 2016, which was mainly due to the discontinuation of one of our online service platforms.

Gross Profit

Our gross profit increased by 19.6% to RMB25,912.7 million in 2017 from RMB21,663.8 million in 2016.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements.  The gross profit margins in 2016 and 2017 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2016	2017
	RMB’000	RMB’000
Gross profit:
Online games services	18,006,345	22,808,303
E-commerce	554,873	1,205,702
Advertising services	1,402,727	1,610,931
Innovative businesses and others	1,699,867	287,757
Total gross profit	21,663,812	25,912,693

Gross profit margin:
Online games services	64.4%	62.9%
E-commerce	12.2%	10.3%
Advertising services	65.2%	66.9%
Innovative businesses and others	48.5%	7.7%
Total gross profit margin	56.7%	47.9%

The decrease of gross profit margin for online games services was mainly due to the increased revenues contribution from mobile games, which have relatively lower gross profit margin, as a percentage of NetEase’s total online game revenues.  The decrease of gross profit margin for e-commerce services was mainly due to the increased level of promotions and sales discounts offered in 2017.  The decrease in gross profit margin for innovative businesses and others business was mainly due to the discontinuation of revenue contribution from one of our online service platforms, which had relatively higher gross profit margins.  The increase in gross profit margin for advertising services was mainly due to our enhanced monetization efforts and improved economies of scale.

Operating Expenses

Total operating expenses increased by 52.3% to RMB13,758.9 million in 2017 from RMB9,034.9 million in 2016 as a result of an increase in selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses increased by 55.2% to RMB6,957.6 million in 2017 from RMB4,481.8 million in 2016, primarily due to a combination of the following factors:

•                  An increase in marketing costs of approximately RMB1,439.4 million in 2017 resulting from increased marketing spending on our various online games, including our self-developed mobile games, PC-client games and games licensed from Blizzard, as well as media and outdoor branding promotion for our e-commerce services, advertising services and innovative businesses and other services.

•                  An increase in shipping and handling costs of approximately RMB679.7 million in 2017 resulting from the expansion of our e-commerce business.

•                  An increase in staff-related costs of our sales team of approximately RMB332.4 million in 2017, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals, particularly for our online game promotion teams.

General and administrative expenses increased by 61.3% to RMB2,429.9 million in 2017 from RMB1,506.2 million in 2016, primarily due to an increase in staff-related costs of approximately RMB798.8 million in 2017 driven by increased headcount, higher compensation levels and an increase in other miscellaneous costs of approximately RMB57.9 million such as facility costs due to increased business expansion.

Research and development expenses increased by 43.5% to RMB4,371.4 million in 2017 from RMB3,047.0 million in 2016, primarily due to a combination of the following factors:

•                  An increase in staff-related costs of approximately RMB1,067.5 million in 2017, mainly as a result of increased headcount for our online games services, e-commerce services and innovative businesses and other services and higher salaries, bonuses and other benefits paid to our research and development team during 2017, including share based compensation.

•                  An increase in technology costs of approximately RMB70.1 million, mainly for game content design.

•                  An increase in other miscellaneous cost of approximately RMB137.1 million such as depreciation and amortization costs, rental and utilities expenses.

Allowances for Doubtful Accounts

As of December 31, 2017, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB3,704.6 million.  After providing for doubtful accounts in the amount of RMB84.9 million, the net balance of accounts receivable was RMB3,619.7 million as of December 31, 2017.  The allowances for doubtful accounts represented the provisions of RMB84.9 million as of December 31, 2017, as compared to the provision of RMB24.1 million as of December 31, 2016.

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

Interest income increased to RMB667.3 million in 2017 from RMB542.0 million in 2016, primarily due to an increase in our total cash and cash equivalents and time deposit balance, which increased by 32.0% to RMB33.5 billion as of December 31, 2017 from RMB25.4 billion as of December 31, 2016.  We incurred interest expense of RMB92.1 million in 2017 related to our short-term borrowings.

Investment income increased to RMB362.1 million in 2017 from RMB200.3 million in 2016, consisting primarily of (i) investment income related to short-term investments of RMB389.5 million in 2017, compared to RMB303.4 million in 2016, (ii) cash dividend of RMB29.6 million from available-for-sale investments in 2017, compared to RMB21.4 million in 2016, and (iii) net investment income of RMB9.6 million from a partial disposal of an equity investee in 2017, compared to RMB234.1 million in 2016, offset in part by impairment provisions related to certain investments and a net investment loss in associated companies which totaled RMB70.7 million in 2017 compared to RMB364.7 million in 2016.

In 2017, we received and recognized unconditional government incentives of approximately RMB252.0 million, compared to RMB346.4 million in 2016.

We also reported net foreign exchange losses of RMB448.8 million in 2017, compared to a net foreign exchange gain of RMB146.5 million in 2016, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB2,162.4 million in 2017 from RMB2,102.5 million in 2016.  Our effective tax rate in 2017 was 16.6% compared with 15.1% in 2016.  The change in the effective tax rate was mainly due to the higher withholding tax recorded in 2017.

Net Income

As a result of the foregoing, net income attributable to our shareholders decreased by 7.7% to RMB10,707.9 million in 2017 from RMB11,604.5 million in 2016.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of December 31, 2018, we had RMB5,389.2 million (US$783.8 million) in cash and cash equivalents, RMB33,000.3  million (US$4,799.7 million) in time deposits and RMB11,674.8  million (US$ 1,698.0 million) in short-term investments.  We had short-term borrowings of RMB13,658.6  million (US$1,986.6 million) as of December 31, 2018. On August 9, 2018, we entered into a three year US$500.0 million revolving loan facility agreement with a group of four arrangers. The facility was priced at 95 basis points over LIBOR and has a commitment fee of 0.20% on the undrawn portion. As of December 31, 2018, we had an undrawn balance of US$100.0 million under this credit facility.

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

Cash Flows

Operating Activities

Cash provided by operating activities was RMB13,415.9 million (US$1,951.3 million), RMB11,889.2 million and RMB15,488.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

For the year ended December 31, 2018, cash provided by operating activities consisted primarily of (i) our net income of RMB6,477.4 million (US$942.1 million), (ii) share-based compensation cost of RMB2,529.7 million (US$367.9 million), (iii) depreciation and amortization charges of RMB2,083.5 million (US$303.0 million), (iv) an increase in deferred revenue of RMB1,804.6 million (US$262.5 million), (v) an increase in accounts payable and other liabilities of RMB955.4 million (US$139.0 million), including content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (vi) an increase in taxes payable of RMB693.6 million (US$100.9 million), (vii) a decrease in inventories of RMB457.1 million (US$66.5 million), (viii) impairment loss for investment of RMB159.7 million (US$23.2 million), and (ix) fair value change of equity security investments and other financial instruments of RMB248.2 million (US$36.1 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,433.6 million (US$208.5 million), and (B) fair value changes of short-term investments of RMB463.6 million (US$67.4 million).

For the year ended December 31, 2017, cash provided by operating activities consisted primarily of (i) our net income of RMB10,849.1 million, (ii) an increase in accounts payable and other liabilities of RMB3,392.5 million, including content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iii) share-based compensation cost of RMB2,004.3 million, (iv) depreciation and amortization charges of RMB801.8 million, (v) a decrease in accounts receivable, prepayments and other current assets of RMB449.0 million, (vi) unrealized exchange losses of RMB437.9 million, and (vii) allowance for provision for doubtful debts of RMB60.8 million, partially offset by (A) an increase in inventories of RMB3,896.8 million, (B) a decrease in deferred revenue of RMB1,291.9 million, (C) deferred income taxes of RMB438.0 million, (D) fair value changes of short-term investments of RMB389.8 million, and (E) a decrease in taxes payable of RMB155.9 million.

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

Investing Activities

Cash used in investing activities was RMB13,569.5 million (US$1,973.6 million), RMB12,855.3 million and RMB11,861.4 million for the years ended December 31, 2018, 2017 and 2016, respectively.

For the year ended December 31, 2018, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB41,553.4 million (US$6,043.7 million), (ii) purchase of short-term investments of RMB13,423.0 million (US$1,952.3 million), (iii) purchase of property, equipment, software and land use rights of RMB5,536.1 million (US$805.2 million), (iv) acquisitions of other long-term investments of RMB2,751.0 million (US$400.1 million), (v) purchase of intangible assets and licensed copyrights of video content of RMB1,349.9 million (US$196.3 million), (vi) net change in short-term investments with terms of three months or less of RMB1,172.3 million (US$170.5 million),  (vii) change in other assets of RMB543.9 million (US$79.1 million), and (viii) investment in equity investees of RMB272.5 million (US$39.6 million), partially offset by (A) proceeds from maturity of time deposits of RMB39,924.5 million (US$5,806.8 million), and (B) proceeds from maturity of short-term investments of RMB13,101.5 million (US$1,905.5 million).

For the year ended December 31, 2017, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB33,984.1 million, (ii) purchase of short-term investments of RMB12,491.0 million, (iii) purchase of property, equipment, software and land use rights of RMB1,849.4 million, (iv) acquisitions of other long-term investments of RMB900.7 million, (v) net change in short-term investments with terms of three months or less of RMB895.3 million, (vi) purchase of intangible assets and licensed copyrights of video content of RMB674.8 million, (vii) investment in associated companies of RMB235.8 million, and (viii) change in other assets of RMB224.1 million, partially offset by (A) proceeds from maturity of time deposits of RMB22,429.6 million, (B) proceeds from maturity of short-term investments of RMB15,615.5 million, and (C) proceeds from disposal of equity investment of RMB350.4 million.

For the year ended December 31, 2016, cash used in investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB20,367.4 million, (ii) purchase of short-term investments of RMB12,439.0 million, (iii) net change in short-term investments with terms of three months or less of RMB3,704.3 million, (iv) purchase of property, equipment, software and land use rights of RMB1,140.0 million, (v) investment in associated companies of RMB364.5 million, (vi) acquisitions of other long-term investments of RMB181.1 million, and (vii) change in other assets of RMB173.4 million, partially offset by (A) proceeds from maturity of time deposits of RMB16,377.4 million, (B) proceeds from maturity of short-term investments of RMB9,879.3 million, and (C) proceeds from disposal of long-term investments of RMB249.6 million.

Financing Activities

Cash provided by financing activities was RMB1,587.4 million (US$230.9 million) for the year ended December 31, 2018, and cash used in financing activities was RMB1,302.7 and RMB2,250.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

For the year ended December 31, 2018, cash provided by financing activities resulted from (i) net proceeds in short-term loan of RMB6,209.6 million (US$903.2 million) and (ii) proceeds from issurance of redeemable noncontrolling shareholder interests, net of issuance cost of RMB5,294.2 million (US$770.0 million), partially offset by repurchase of shares of RMB7,516.7 million (US$1,093.3 million), dividends paid in the amount of RMB1,440.2 million (US$209.5 million), and repurchase of noncontrolling interest and redeemable noncontrolling interests of RMB975.0 million (US$141.8 million).

For the year ended December 31, 2017, cash used in financing activities resulted from dividends paid in the amount of RMB3,257.6 million and repurchase of shares of RMB2,061.6 million, partially offset by net proceeds of short-term bank loan of RMB3,105.0 million.

For the year ended December 31, 2016, cash used in financing activities resulted from dividends paid in the amount of RMB2,546.2 million and repurchase of shares of RMB1,199.1 million, partially offset by proceeds from net proceeds from short-term bank loan of RMB1,494.8 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements.  Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments.  Although we consolidate the results of our subsidiaries and VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and VIEs.  As of December 31, 2018, these subsidiaries and VIEs had RMB38.4 billion (US$5.6 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits.  Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and Euro.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries.  Since substantially all of our operations are conducted through our PRC subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or VIE.  Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount.  In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.  In 2016 and 2017, we accrued RMB404.8 million and RMB707.1 million withholding tax liabilities, respectively, associated with our quarterly dividends and cash expected to be distributed from our PRC subsidiaries to companies in our corporate group outside of China for general corporate purposes.  In 2018, we accrued RMB679.4 million (US$98.8 million) for withholding tax liabilities. We repatriated a portion of these earnings and paid related withholding income tax in 2018.  For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2018 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations.  Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC.  Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital.  These restricted reserves are not distributable as cash dividends.  As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6.7 billion, or 15% of our total consolidated net assets, as of December 31, 2018.  In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and e-commerce services to our users.  In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online games services.  We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions.  For the years 2018, 2017 and 2016, we spent RMB7,792.6  million (US$1,133.4 million), RMB4,371.4 million and RMB3,047.0 million, respectively, on research and development activities.

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

F.                                     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises.  We also have contractual obligations in respect of the construction of new office buildings and warehouse facilities in Beijing, Hangzhou, Guangzhou, Zhoushan and Ningbo, office rental and capital expenditures related to computer equipment and server custody fees. In addition, we have contractual obligations in connection with the licensing of World of Warcraft, StarCraft II series, Heroes of the Storm, Hearthstone, Diablo III and Overwatch from Blizzard.  The following sets forth our contractual obligations for operating leases, server custody fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, including the royalties and minimum marketing expenditure commitment for the games licensed to us by Blizzard, as of December 31, 2018:

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Royalties and Expenditure for Licensed Content Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2019	384,395	134,683	788,755	2,747,243	79,164	4,134,240
2020	270,552	43,290	719,101	1,545,167	60,838	2,638,948
2021	204,218	39,168	392,574	2,128,540	20,858	2,785,358
2022	89,263	11,592	—	1,566,765	17,529	1,685,149
Beyond 2022	64,981	—	—	2,277,465	113	2,342,559
	1,013,409	228,733	1,900,430	10,265,180	178,502	13,586,254

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings.  All of our short-term bank borrowings as of December 31, 2018 were at fixed rates.  From time to time, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.  Interest instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.  However, our future net interest income may fall short of expectations due to changes in interest rates.  Based on our interest instruments as of December 31, 2018, a 10% change in the interest rate would result in an increase or decrease of RMB58.8 million (US$8.5 million) of our total amount of net interest income or of RMB46.4 million (US$6.7 million) of our total amount of investment income from short-term investments in 2018.

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

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar.  This change in policy resulted in an overall appreciation in the value of the Renminbi against the US dollar, although more recently the Renminbi has depreciated against the US dollar.  We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards.  As a result of this foreign currency translation, we reported net foreign exchange losses of RMB113.3 million (US$16.5 million) in 2018, compared to net foreign exchange losses of RMB448.8 million in 2017.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure.  Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2018, we had U.S. dollar-denominated debt outstanding of US$1,871.0 million.  If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments on this debt in Renminbi terms would have increased/decreased by RMB40.8 million (US$5.9 million).

As of December 31, 2018, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$2,726.2 million.  If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2018 would have increased/decreased by RMB1,874.4 million in Renminbi terms.

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition,” and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. We adopted Topic 606 on January 1, 2018 using the modified retrospective method and elected to apply this new revenue accounting standard only to contracts not completed as of the adoption date. We recognized the cumulative effect of initially applying the new revenue accounting standard as an adjustment to the opening balance of retained earnings for the year ended December 31, 2018. The comparative financial statements have not been restated and continue to be reported under the accounting standards in effect for those periods.

The adoption of Topic 606 primarily impacts the accounting of the recognition of breakage associated with our unused online game points in a personal game account as a result of recording revenue based upon estimates of breakage under the new revenue standard. Under Topic 605, revenue for unused points was not recorded until the points expired. Thus, for unused points, revenue is recorded earlier under the new standard. The cumulative effect adjustment upon adoption includes a reduction of our deferred revenue of approximately RMB81.7 million and a net increase to our retained earnings of approximately RMB27.4 million (net of tax). Revenues of related game points would have been recorded in the consolidated statement of operations and comprehensice income for the year ended December 31, 2018 under Topic 605 based on their actual expiry date. Therefore, the adoption of Topic 606 impacted our consolidated statement of operations and comprehensive income for the year ended December 31, 2018 by reducing revenues by RMB81.7 million (US$11.9 million). The adoption of Topic 606 does not have significant impact on used game points as of December 31, 2018.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU No. 2016-01) “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” We adopted this guidance on January 1, 2018 and RMB38.2 million of accumulated other comprehensive income for our available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the adoption thereof. For equity investments without readily determinable fair value, we elected to measure them at their costs minus impairment (if any), plus or minus changes resulting from observable price changes as evidenced by the same or similar investments in the same issuer. We did not record any changes to the carrying value of equity investments without readily determinable fair value for the year ended December 31, 2018.

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during a period in the aggregate amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents are to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period aggregate amounts shown in the statement of cash flows. The standard should be applied using a retrospective transition method to each period presented. We adopted this guidance on January 1, 2018 with a retrospective transition method. Pursuant to this new guidance, the net change of cash, cash equivalents and restricted cash increased by RMB2,140.6 million and decreased by RMB393.8 million for the years ended December 31, 2016 and 2017, respectively, compared to the amounts presented under previous guidance.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and the corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. We will adopt the new standard effective January 1, 2019 on a modified retrospective basis and will not restate comparative periods. We estimate approximately RMB861.5 million may be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than this, we do not expect the new standard to have a material impact on our consolidated financial statements.

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

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718):  Improvements to Employee Share-Based Payment Accounting.” The guidance simplifies the accounting for share-based payments made to non-employees so the accounting for such payments is substantially the same as those made to employees. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Item 6.          Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2019 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	47	Director and Chief Executive Officer
Charles Zhaoxuan Yang	36	Chief Financial Officer
Alice Cheng (1)	57	Director
Denny Lee	51	Director
Joseph Tong (1)	56	Director
Lun Feng	59	Director
Michael Leung (1)	65	Director
Michael Tong	47	Director

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

Charles Zhaoxuan Yang has served as our Chief Financial Officer since June 30, 2017. Prior to joining us, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong for almost a decade. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

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

Denny Lee has served as a director since April 2002.  Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and as our Financial Controller from November 2001 until April 2002.  Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years.  Mr. Lee graduated from the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.  Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc., Concord Medical Services Holdings Limited, NIO Inc. and Jianpu Technology Inc., which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Ltd., which is listed on The Stock Exchange of Hong Kong Limited.

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

Michael Leung has served as a director since July 2002.  Mr. Leung held senior positions with Peregrine Capital (China) Limited, SG Securities (HK) Limited (previously known as Crosby Securities (Hong Kong) Limited), Swiss Bank Corporation, Hong Kong Branch, and Optima Capital Limited (previously known as Ke Capital (Hong Kong) Limited) where he provided financial advisory services.  Mr. Leung was also a director at Emerging Markets Partnership (Hong Kong) Limited, which was the principal advisor to the AIG Asian Infrastructure Fund L.P, and an independent non-executive director of Anhui Expressway Company Limited, Junefield Department Store Group Limited and China Huiyuan Juice Group Limited, all of which are companies listed on The Stock Exchange of Hong Kong Limited.  Mr. Leung currently serves as an independent non-executive director for China Ting Group Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Limited, Optics Valley Union Holding Company Limited and Luye Pharma Group Ltd., all of which are companies listed on The Stock Exchange of Hong Kong Limited.  Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in Accounting, Management and Statistics.

Michael Tong has served as a director of our company since December 1999.  He joined our company as an executive in May 2003 and later served as our Co-Chief Operating Officer from July 2004 to March 2009.  Before joining our company as an executive, Mr. Tong had approximately seven years of experience in the investment industry working in several venture capital and private equity firms, including Techpacific Venture Capital Limited, Softbank China Venture Investments Limited and Nomura China Venture Investment Limited.  Mr. Tong is an independent non-executive director on the board of Beijing New Oriental Online Technology Co., Ltd. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company.  None of our directors were nominated pursuant to a contractual or other right.

B.                                    Compensation

Director Compensation

In 2018, we paid an aggregate amount of RMB1.7 million (US$244,410) in compensation for the services of our independent non-executive directors.  On February 13, 2018, we also granted restricted share unit awards under our RSU Plan (described below) to each of our independent non-executive directors which vested on March 1, 2019. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

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

Executive Officer Compensation

In 2018, we paid our executive officers aggregate cash compensation of RMB5.5 million (US$0.8 million).  We also granted restricted share unit awards under our RSU Plan to our Chief Financial Officer, which will represent less than 1% of our total outstanding ordinary shares upon vesting.

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

C.                                    Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal.  For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A.  “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 7, 2018.

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

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had 15,748, 18,129 and 22,726 full-time employees, respectively.

The following table sets forth information regarding our staff as of December 31, 2018:

Online game	8,197
Online Game Customer service	1,653
E-commerce	3,251
Advertising services	2,754
Product development	2,453
E-mail	239
Marketing	786
Others	3,393
Total	22,726

In addition, as of December 31, 2018, we had approximately 1,922 part-time employees.

None of our employees are represented by a labor union.

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment.  Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.                                    Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2018 (unless otherwise indicated) by:

•                  all persons who are beneficial owners of 5% or more of our ordinary shares,

•                  each of our directors,

•                  our Chief Executive Officer and Chief Financial Officer, and

•                  all current directors and executive officers as a group.

As of December 31, 2018, 3,199,018,406 of our ordinary shares were outstanding.  The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.  Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.  Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.  The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
	Number		Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.	1,456,000,000		45.5%
Orbis Investment Management Limited and Orbis Asset Management Limited c/o Orbis House, 25 Front Street, Hamilton HM 11, Bermuda	250,714,200	(2)	7.8	%(2)

Number of Shares Beneficially Owned
	Number	Percentage
Executive Officers and Directors(3)
Charles Zhaoxuan Yang	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons)(4)	1,456,826,575	45.5%

*              less than 1%

(1)           Shining Globe International Limited is the record owner of 1,456,000,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 2,000,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. William Lei Ding, our founder, Chief Executive Officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family.

(2)           Based on information included in Form 13-F dated October 31, 2018, filed by Orbis Investment Management Limited and Orbis Asset Management Limited.

(3)           The address of our current executive officers and directors are c/o Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193 and c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.

(4)           Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding.  Such amount includes ordinary shares and ordinary shares issuable upon vesting of RSUs held by our directors and executive officers as a group.

As of December 31, 2018, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2018, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,793,357,765 ordinary shares as of that date.

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

Item 7.   Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to Item 6.E.  “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities and the shareholders of these entities, under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo Youdao Computer and certain other affiliated entities, and they in turn provide certain of our online games and operate the NetEase websites, our e-commerce platforms, our online advertising business, and e-mail and certain of our other fee-based premium services.  We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities will not receive material benefits from these agreements except as shareholders of NetEase.  The agreements with Guangzhou NetEase, NetEase Advertising, Hangzhou Leihuo and Youdao Computer are described below.

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

•                  Loan Agreements and Equity Pledge Agreements between Media Beijing and each of the ultimate shareholders of NetEase Advertising.  Each of Mr. Ding and Ms. Li has entered into a Loan Agreement and an Equity Pledge Agreement with Media Beijing, each dated November 30, 2015.  Under the Loan Agreements, Media Beijing provided each of Mr. Ding and Ms. Li with an interest-free loan in the principal amount of approximately RMB7.7 million (US$1.1 million) and RMB98,000 (US$14,254), which funds were used by each of Mr. Ding and Ms. Li to pay the consideration to acquire their 79.0% and 1.0% of the equity interests in NetEase Advertising, respectively.  Each loan can be repaid by transferring the ultimate shareholder’s equity interest in NetEase Advertising to Media Beijing or its designee or through such other method as Media Beijing shall determine.  The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10 year terms unless otherwise decided by Media Beijing.  Under the Equity Pledge Agreements, each of Mr. Ding and Ms. Li pledges his/her equity interest in NetEase Advertising to Media Beijing to secure his/her respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement.  Each of Mr. Ding and Ms. Li agrees he/she shall not transfer, assign or pledge his/her equity interest in NetEase Advertising without the prior written consent of Media Beijing.  The Equity Pledge Agreements will remain binding until the pledgor discharges all his/her obligations under the above-mentioned agreements.

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

Agreements relating to Hangzhou Leihuo

Zhipeng Hu and Tianlei Hu, two of our employees, each owned 50.0% of the equity interest in Hangzhou Leihuo. On April 18, 2019, pursuant to a supplementary agreement of assignment, the equity interest in Hangzhou Leihuo owned by Tianlei Hu and the contractual obligations described below were assigned to Long Cheng, another employee of ours. As of the date of this annual report, each of Zhipeng Hu and Long Cheng owns 50.0% of the equity interest in Hangzhou Leihuo.

•                  Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo.  Each of the ultimate shareholders of Hangzhou Leihuo has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated December 1, 2015.  Under the Loan Agreements, NetEase Hangzhou provided each of the ultimate shareholders of Hangzhou Leihuo with an interest-free loan in the principal amount of RMB5.0 million (US$0.7 million), which funds were used by each of the ultimate shareholders of Hangzhou Leihuo to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo.  Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine.  The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10 year terms unless otherwise decided by NetEase Hangzhou.  Under the Equity Pledge Agreements, each of the ultimate shareholders of Hangzhou Leihuo pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement.  Each of the ultimate shareholders of Hangzhou Leihuo agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou.  The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.

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

•                  Loan Agreements between Youdao Information and each of William Lei Ding and Zhou Feng.  Each of William Lei Ding and Zhou Feng entered into a Loan Agreement with Youdao Information, dated September 26, 2016 and November 20, 2017, respectively.  Under these Loan Agreements, Youdao Information provided each of William Lei Ding and Zhou Feng with an interest-free loan in the principal amount of approximately RMB3.6 million (US$0.5 million) and RMB1.4 million (US$0.2 million), respectively.  These funds were used by each of William Lei Ding and Zhou Feng to pay the consideration to acquire his respective equity interest in Youdao Computer.  Such loans can be repaid by transferring each of William Lei Ding and Zhou Feng’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine.  The term of each of the Loan Agreements is 10 years from the date of such agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us.  As a result of these arrangements, Shanghai EaseNet is a controlled VIE, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2016, 2017 and 2018.  Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results—Our Corporate Structure.”

In the year ended December 31, 2018, we also entered into several guarantee agreements in the aggregate amount of US$785.0 million in respect of certain credit facilities taken by our subsidiaries.  As of December 31, 2018, US$177.6 million of such credit facilities had not been utilized.

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

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc., or PUBG, filed suit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. The complaint generally alleges that two of our mobile games, Rules of Survival and Knives out, infringe the plaintiffs’ copyrights and trademarks and that we have engaged in unfair business competition under California law. As of March 31, 2019, we reached a settlement with PUBG with respect to this matter.

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

A.8          Dividend Policy

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2016.  Under this policy, quarterly dividends are set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter.  The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors.  Our board of directors declared dividends of US$0.23, US$0.61, US$0.45 and US$0.48 per ADS for the first, second, third and fourth quarters of 2018, respectively.

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

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015.  This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises.  The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement.  The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments.  The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list.  The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC.  Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party.  On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date.  Pursuant to SAFE Circular 16, FIEs may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement.  Where a foreign-invested enterprise elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi at any time.  The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such FIE needs to make payment from such designated account, it does not need to go through a lengthy approval process, but instead is only required to declare its intended use for such converted Renminbi.  Although SAFE Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No. 3), or Notice No. 3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds.  Under Notice No. 3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use. In 2018, SAFE adopted a number of additional regulations, but none have had a material impact on our operations. However, we closely monitor any changes and new regulatory releases, especially given the recently increased frequency of SAFE enforcement actions, to ensure that our operations remain in compliance.

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

This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:

•                  broker dealers in stocks, securities, commodities or currencies;

•                  persons (including securities traders) that use a mark-to-market accounting method;

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

Taxation of Dividends and Other Distributions on the Shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions (including withheld taxes, if any) paid by our company out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) generally will be taxable to a U.S. Holder as foreign source dividend income on the date such distribution is actually or constructively received, and will not be eligible for the dividends received deduction generally allowed to corporations.  Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain.  However, we do not maintain calculations of our earnings and profits in accordance with United States federal income tax accounting principles.  U.S. Holders should therefore assume that any distribution by our company with respect to the shares or ADSs will constitute dividend income.  U.S. Holders should consult their own tax advisors with respect to the appropriate United States federal income tax treatment of any distribution received from our company.  This discussion assumes that distributions, if any, will be made in U.S. dollars.

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

In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes imposed on dividends received on the shares or ADSs.  For purposes of calculating the U.S. foreign tax credit, dividends paid on our shares or ADSs will be treated as income from sources outside the United States, and will generally constitute passive category income.  A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The U.S. foreign tax credit rules are complex.  U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

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

Passive Foreign Investment Companies

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets which produce passive income or are held for the production of passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

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

Based on certain estimates of our gross income and gross assets (which estimates are inherently imprecise), we do not believe that we were a PFIC for taxable year 2018 for United States federal income tax purposes.  The determination of whether we will be classified as a PFIC is made annually and depends on particular facts and circumstances.  In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the ADSs, which is likely to fluctuate.  In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised.  Thus, no assurance can be provided that our company would not be classified as a PFIC for any future taxable year.  Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status.  For these reasons, there can be no assurance that we were not a PFIC in 2018 or that we will not be a PFIC for any future taxable year.

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

If we are a PFIC in any year with respect to a U.S. Holder, and any of our subsidiaries are also PFICs, such U.S. Holder will be treated as owning a proportionate share (by value) of the shares of the lower-tier PFICs for purposes of these rules.  Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

If we are a PFIC in any year with respect to a U.S. Holder, and any of our subsidiaries are also PFICs, such U.S. Holder will be treated as owning a proportionate share (by value) of the shares of the lower-tier PFICs for purposes of these rules.  Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Maples and Calder (Hong Kong) LLP has further advised us that there is uncertainty under Cayman Islands law with regard to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.  If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company.  Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.  Maples and Calder (Hong Kong) LLP has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in a foreign court of competent jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment:  (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2018, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$26,339 for the year ended December 31, 2018.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Charles Zhaoxuan Yang, our Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2018.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2018.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-1.  PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over the financial reporting period of December 31, 2018 as stated in this annual report on pages F-2.

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

Item 16C.                                         Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to our company during 2017 and 2018.

	For the year ended December 31,
	2017(1)	2018(1)
	RMB (in thousands)
Audit fees (2)	11,400	15,250
Tax fees(3)	796	595
All other fees(4)	292	192
Total	12,488	16,037

(1)                                 The fees disclosed are exclusive of out-of-pocket expenses on the amounts paid, which totaled approximately RMB771,000 and RMB1,033,000 in 2017 and 2018, respectively.

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

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 15, 2017, we announced a share repurchase program authorized by our board of directors, pursuant to which we were authorized to purchase up to US$1.0 billion worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. On June 11, 2018, our board of directors approved an amendment to this share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion worth of our issued and outstanding ADSs. After such amendment, we were authorized to repurchase a total of US$2.0 billion worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program expired on November 14, 2018. This table below shows the ADSs that we repurchased under this program as of November 14, 2018, the last day of such program.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
		US$		US$
February 2018	441,771	306.08	441,771	864,782,094
March 2018	796,534	302.20	796,534	624,069,583
April 2018	559,130	270.17	559,130	473,010,396
May 2018	713,014	245.41	713,014	298,027,752
June 2018	847,809	247.67	847,809	1,088,047,058
July 2018	270,224	259.02	270,224	1,018,053,727
August 2018	678,189	206.41	678,189	878,069,043
September 2018	235,933	193.93	235,933	832,314,957
October 2018	53,322	201.14	53,322	821,589,544
November 2018 (through November 14, 2018)(2)	400	209.86	400	821,505,599

Total	4,596,326		4,596,326

(1)                                 Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

(2)                                 This repurchase program expired on November 14, 2018.

On November 14, 2018, we announced a new share repurchase program authorized by our board of directors, pursuant to which we were authorized to purchase up to US$1.0 billion worth of our outstanding ADSs.  This program will expire on November 15, 2019.

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
1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

3.1

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.2

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.3

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.9 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.4

Shareholder Voting Rights Trust Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and Li Li (incorporated by reference to Exhibit 3.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.5

Shareholder Voting Rights Trust Agreement dated November 30, 2015 between NetEase Media Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 3.5 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.6

Amended and Restated Shareholder Voting Right Trust Agreement dated November 30, 2015 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. (now known as Beijing NetEase Media Co., Ltd.) William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 3.7 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.7

Shareholder Voting Rights Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 3.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

3.8

Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

Exhibit Number	Document
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

Exhibit Number	Document
4.48

Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.49

Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.50

Operating Agreement dated September 26, 2016 among Youdao Computer System Co., Ltd., NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.51

Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.52

Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.53

Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.54

Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.55

Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Youdao Computer System Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.56*	US$500,000,000 Syndicated Facility Agreement between the Registrant and the parties thereto dated August 9, 2018

4.57*	Letter of Amendment between the Registrant and the Agent (as defined therein) dated September 21, 2018 relating to the US$500,000,000 Syndicated Facility Agreement dated August 9, 2018

4.58*	Supplementary Agreement of Assignment among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Network Co., Ltd., Zhipeng Hu, Tianlei Hu and Long Cheng dated April 18, 2019

8.1*	Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 26, 2019

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2018. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on Page F-1 of this Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2019

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			Note 2(n)
Assets
Current assets:
Cash and cash equivalents	2,764,140	5,389,198	783,827
Time deposits	30,603,369	32,900,287	4,785,148
Restricted cash	5,926,906	4,817,340	700,653
Accounts receivable, net	3,619,725	4,288,500	623,736
Inventories, net	5,474,929	5,017,823	729,812
Prepayments and other current assets	3,816,028	4,627,797	673,085
Short-term investments	9,742,663	11,674,775	1,698,026
Total current assets	61,947,760	68,715,720	9,994,287

Non-current assets:
Property, equipment and software, net	3,769,326	5,378,560	782,280
Land use rights, net	593,279	3,502,569	509,428
Deferred tax assets	823,495	1,064,295	154,795
Time deposits	100,000	100,000	14,544
Restricted cash	200	—	—
Long-term investments	2,684,776	5,246,108	763,015
Other long-term assets	1,112,579	2,960,676	430,612
Total non-current assets	9,083,655	18,252,208	2,654,674

Total assets	71,031,415	86,967,928	12,648,961

Liabilities, Redeemable noncontrolling interests and Shareholders’ Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB941,358 and RMB1,022,340 as of December 31, 2017 and 2018, respectively)	2,442,531	2,384,818	346,857
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB106,265 and RMB109,917 as of December 31, 2017 and 2018, respectively)	2,189,110	2,991,897	435,153
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB22,058 and RMB84,118 as of December 31, 2017 and 2018, respectively)	1,564,692	2,272,023	330,452
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the primary beneficiaries of nil and RMB129,900 as of December 31, 2017 and 2018, respectively)	6,623,502	13,658,554	1,986,554
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,853,904 and RMB6,672,715 as of December 31, 2017 and 2018, respectively)	6,237,969	7,953,255	1,156,753
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,966,436 and RMB1,866,234 as of December 31, 2017 and 2018, respectively)	4,692,310	5,848,463	850,624
Total current liabilities	23,750,114	35,109,010	5,106,393

Non-current liabilities:
Deferred tax liabilities	213,215	393,681	57,259
Other long-term payable (including long-term payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,500 and RMB7,500 as of December 31, 2017 and 2018, respectively)	18,250	53,656	7,804
Total liabilities	23,981,579	35,556,347	5,171,456

Commitments and contingencies (See Note 20)

Redeemable noncontrolling interests	614,696	5,385,736	783,323

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,283,217 shares issued and outstanding as of December 31, 2017 and 3,199,018 shares issued and outstanding as of December 31, 2018	2,678	2,620	381
Additional paid-in capital	1,753,439	—	—
Statutory reserves	1,206,224	1,214,578	176,653
Accumulated other comprehensive income	36,585	17,050	2,480
Retained earnings	42,733,081	43,997,388	6,399,155
NetEase, Inc.’s shareholders’ equity	45,732,007	45,231,636	6,578,669
Noncontrolling interests	703,133	794,209	115,513
Total shareholders’ equity	46,435,140	46,025,845	6,694,182

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	71,031,415	86,967,928	12,648,961

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(n)
Net revenues:
Services	33,748,455	42,654,982	48,518,932	7,056,786
Products	4,430,389	11,447,037	18,637,521	2,710,715
Total net revenues	38,178,844	54,102,019	67,156,453	9,767,501
Cost of revenues
Services	(12,602,876)	(17,741,107)	(21,089,648)	(3,067,362)
Products	(3,912,156)	(10,448,219)	(17,663,309)	(2,569,022)
Total cost of revenues	(16,515,032)	(28,189,326)	(38,752,957)	(5,636,384)

Gross profit	21,663,812	25,912,693	28,403,496	4,131,117

Operating expenses:
Selling and marketing expenses	(4,481,815)	(6,957,596)	(9,526,470)	(1,385,568)
General and administrative expenses	(1,506,154)	(2,429,858)	(3,191,537)	(464,190)
Research and development expenses	(3,046,979)	(4,371,428)	(7,792,550)	(1,133,379)
Total operating expenses	(9,034,948)	(13,758,882)	(20,510,557)	(2,983,137)

Operating profit	12,628,864	12,153,811	7,892,939	1,147,980
Other income/(expenses):
Investment income/(losses), net	200,333	362,113	(22,266)	(3,238)
Interest income, net	541,969	667,323	587,518	85,451
Exchange gains/(losses)	146,510	(448,827)	(113,323)	(16,482)
Other, net	377,685	277,080	599,230	87,154
Income before tax	13,895,361	13,011,500	8,944,098	1,300,865
Income tax	(2,102,498)	(2,162,363)	(2,466,681)	(358,764)

Net income	11,792,863	10,849,137	6,477,417	942,101
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	(248,098)	(36,084)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(188,343)	(141,198)	(76,912)	(11,186)
Net income attributable to the NetEase, Inc.’s shareholders	11,604,520	10,707,939	6,152,407	894,831

Net income	11,792,863	10,849,137	6,477,417	942,101
Other comprehensive income
Unrealized losses on available-for-sale securities, net of tax	(232,633)	(23,321)	—	—
Reclassification adjustment for losses on available-for-sale securities recorded in net income, nil of tax	266,660	—	—	—
Foreign currency translation adjustment	—	(1,573)	18,624	2,709
Total other comprehensive income	34,027	(24,894)	18,624	2,709
Total comprehensive income	11,826,890	10,824,243	6,496,041	944,810
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(188,343)	(141,198)	(76,912)	(11,186)
Comprehensive income attributable to the NetEase, Inc.’s shareholders	11,638,547	10,683,045	6,419,129	933,624

Net income per share, basic	3.54	3.25	1.90	0.28
Net income per ADS, basic	88.40	81.36	47.54	6.91
Net income per share, diluted	3.51	3.23	1.89	0.27
Net income per ADS, diluted	87.72	80.74	47.26	6.87
Weighted average number of ordinary shares outstanding, basic	3,281,729	3,290,312	3,235,324	3,235,324
Weighted average number of ADS outstanding, basic	131,269	131,612	129,413	129,413
Weighted average number of ordinary shares outstanding, diluted	3,307,109	3,315,478	3,254,689	3,254,689
Weighted average number of ADS outstanding, diluted	132,284	132,619	130,188	130,188

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts and share numbers, in thousands)

							Accumulated
	Ordinary shares		Additional paid-in	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total shareholders’
	Share	Amount	capital	Share	Amount	reserves	income	earnings	Interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	3,286,932	2,685	1,779,331	—	—	1,010,917	27,452	26,419,698	83,516	29,323,599
Ordinary shares issued upon settlement of restricted share units	27,664	18	(18)	—	—	—	—	—	—	—
Share-based compensation	—	—	1,057,715	—	—	—	—	—	—	1,057,715
Appropriation to statutory reserves	—	—	—	—	—	149,244	—	(149,244)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	11,604,520	188,343	11,792,863
Repurchase of shares	—	—	—	(33,116)	(1,199,102)	—	—	—	—	(1,199,102)
Cancellation of treasury stock	(33,116)	(27)	(1,199,075)	33,116	1,199,102	—	—	—	—	—
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	34,027	—	—	34,027
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	—	—	—	—	—	3	1	4
Dividends to shareholders	—	—	—	—	—	—	—	(2,546,165)	—	(2,546,165)
Balance as of December 31, 2016	3,281,480	2,676	1,637,953	—	—	1,160,161	61,479	35,328,812	271,860	38,462,941
Ordinary shares issued upon settlement of restricted share units	29,805	21	(21)							—
Share-based compensation	—	—	2,177,079	—	—	—	—	—	—	2,177,079
Appropriation to statutory reserves	—	—	—	—	—	46,063	—	(46,063)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	10,707,939	126,502	10,834,441
Repurchase of shares	—	—	—	(28,068)	(2,061,591)		—	—	—	(2,061,591)
Cancellation of treasury stock	(28,068)	(19)	(2,061,572)	28,068	2,061,591	—	—	—	—	—
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	(23,321)	—	—	(23,321)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	—	—	—	—	—	—	311,500	311,500
Dividends to shareholders	—	—	—	—	—	—	—	(3,257,607)	—	(3,257,607)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,573)	—	—	(1,573)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(6,729)	(6,729)
Balance as of December 31, 2017	3,283,217	2,678	1,753,439	—	—	1,206,224	36,585	42,733,081	703,133	46,435,140
Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(38,159)	65,608	12,367	39,816
Ordinary shares issued upon settlement of restricted share units	30,709	19	(19)	—	—	—	—	—	—	—
Share-based compensation	—	—	2,397,798	—	—	—	—	—	131,852	2,529,650
Appropriation to statutory reserves	—	—	—	—	—	8,354	—	(8,354)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	6,400,505	76,912	6,477,417
Repurchase of shares	—	—	—	(114,908)	(7,592,598)	—	—	—	—	(7,592,598)
Cancellation of treasury stock	(114,908)	(77)	(4,151,218)	114,908	7,592,598	—	—	(3,441,303)	—	—
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	—	—	—	—	—	(223,243)	(131,143)	(354,386)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	—	—	—	—	—	—	15,510	15,510
Dividends to shareholders	—	—	—	—	—	—	—	(1,440,194)	—	(1,440,194)
Foreign currency translation adjustment	—	—	—	—	—	—	18,624	—	—	18,624
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(5,654)	(5,654)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(88,712)	(8,768)	(97,480)
Balance as of December 31, 2018	3,199,018	2,620	—	—	—	1,214,578	17,050	43,997,388	794,209	46,025,845

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows (in thousands)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(n)
Cash flows from operating activities:
Net income	11,792,863	10,849,137	6,477,417	942,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	327,515	801,804	2,083,501	303,033
Fair value change of equity security investments and other financial instruments	—	—	248,169	36,095
Investment impairment	278,906	58,537	159,703	23,228
Share-based compensation cost	990,131	2,004,263	2,529,650	367,922
Allowance for doubtful accounts	9,952	60,826	50,954	7,411
Loss/(Gain) on disposal of property, equipment and software	1,276	5,072	(1,385)	(201)
Unrealized exchange (gains)/losses	(166,638)	437,868	39,427	5,735
Gain on disposal of long-term investments, business and subsidiaries	(234,050)	(9,595)	(213,339)	(31,029)
Deferred income taxes	66,676	(438,043)	(69,899)	(10,166)
Net equity share of losses from equity method investees	85,813	12,232	98,301	14,297
Fair value changes of short-term investments	(304,605)	(389,793)	(463,600)	(67,428)
Changes in operating assets and liabilities:
Accounts receivable	(1,646,885)	565,228	(710,932)	(103,401)
Inventories	(760,365)	(3,896,799)	457,053	66,476
Prepayments and other current assets	(1,063,997)	(116,240)	(722,711)	(105,114)
Accounts payable	604,089	1,100,787	(85,195)	(12,391)
Salary and welfare payables	570,466	700,479	806,401	117,286
Taxes payable	986,390	(155,904)	693,639	100,886
Deferred revenue	2,879,489	(1,291,890)	1,804,579	262,465
Accrued liabilities and other payables	1,071,240	1,591,269	234,144	34,055
Net cash provided by operating activities	15,488,266	11,889,238	13,415,877	1,951,260

Cash flows from investing activities:
Purchase of property, equipment and software	(1,135,533)	(1,842,933)	(2,528,149)	(367,704)
Proceeds from sale of property, equipment and software	2,064	4,425	6,691	973
Purchase of intangible assets and licensed copyrights of music content	(4,434)	(674,803)	(1,349,905)	(196,336)
Purchase of land use right	(60)	(6,488)	(3,007,959)	(437,489)
Net change of short-term investments with terms of three months or less	(3,704,332)	(895,298)	(1,172,326)	(170,508)
Purchase of short-term investments	(12,439,000)	(12,491,000)	(13,423,000)	(1,952,294)
Proceeds from maturities of short-term investments	9,879,319	15,615,544	13,101,476	1,905,531
Investment in equity method investees	(364,486)	(235,769)	(272,451)	(39,626)
Acquisitions of other equity investments	(181,117)	(900,712)	(2,751,040)	(400,123)
Proceeds from disposal of investment in equity method investees and other equity investments	249,569	350,418	—	—
Placement/rollover of time deposits	(20,367,430)	(33,984,148)	(41,553,428)	(6,043,695)
Proceeds from maturity of time deposits	16,377,449	22,429,597	39,924,525	5,806,781
Change in other long-term assets	(173,402)	(224,103)	(543,949)	(79,114)
Net cash used in investing activities	(11,861,393)	(12,855,270)	(13,569,515)	(1,973,604)
Cash flows from financing activities:
Net proceeds from short-term loan with terms of three months or less	1,494,756	3,095,465	6,194,113	900,896
Proceeds of short-term loan	—	9,505	34,256	4,982
Repayment of short-term loan	—	—	(18,761)	(2,728)
Dividends paid to shareholders	(2,546,165)	(3,257,607)	(1,440,194)	(209,468)
Repurchase of redeemable noncontrolling interests	—	—	(780,000)	(113,446)
Proceeds from issuance of redeemable noncontrolling interest shareholders, net of issuance cost	—	600,000	5,294,174	770,006
Repurchase of noncontrolling interest	—	—	(195,000)	(28,362)
Capital injection from noncontrolling interest shareholders	4	311,500	15,510	2,256
Repurchase of shares	(1,199,102)	(2,061,591)	(7,516,679)	(1,093,256)
Net cash (used in)/provided by financing activities	(2,250,507)	(1,302,728)	1,587,419	230,880

Effect of exchange rate changes on cash held in foreign currencies	132,285	(12,766)	81,511	11,855

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,508,651	(2,281,526)	1,515,292	220,391
Cash, cash equivalents and restricted cash, beginning of the year	9,464,121	10,972,772	8,691,246	1,264,089
Cash, cash equivalents and restricted cash, end of the year	10,972,772	8,691,246	10,206,538	1,484,480

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	1,097,178	2,712,875	2,006,657	291,856
Cash paid for interest expenses	31,171	84,708	301,761	43,889
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable	260,277	293,194	409,222	59,519

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.                  Organization and Nature of Operations

(a)             The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2018, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC”), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). The Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2018 are described below:

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

Wangyibao Company was incorporated in July 2010 in China as a wholly-owned subsidiary of Guangzhou NetEase for the purpose of operating the NetEase Pay (formerly known as Wangyibao) online payment platform of the Company to facilitate e-payments by online game or other services customers to the Company.

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

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2017	2018
	RMB	RMB
Total assets	9,729,718	10,491,261
Total liabilities	8,897,521	9,892,724

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	31,043,737	40,584,251	43,323,784
Net income	448,771	357,163	224,220

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	1,736,702	(124,670)	402,754
Net cash (used in)/provided by investing activities	(270,733)	122,286	(720,675)
Net cash (used in)/provided by financing activities	(57,000)	4,000	229,862

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB536.2 million and RMB562.2 million, respectively, as of December 31, 2017 and 2018, as well as certain non-distributable statutory reserves amounting to approximately RMB27.2 million and RMB32.1 million, respectively, as of December 31, 2017 and 2018.  As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2018.

(b)             Nature of operations

The Group generates revenues from providing online game services, e-commerce, advertising services, and initiative businesses and others.

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

VIE Arrangements with Guangzhou NetEase, NetEase Advertising, HZ Leihuo, and Shanghai EaseNet

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its principal VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed PC-client and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.  Our major VIEs include:

(1)          Guangzhou NetEase (owned by Mr. Ding and a Chinese employee of the Group, (together referred as “the VIE shareholders”)),

(2)          NetEase Advertising (owned by Mr. Ding and another Chinese employee of the Group),

(3)          HZ Leihuo (owned by two employees of the Group), and

(4)          Shanghai EaseNet (owned by Mr. Ding).

Based on the agreements with these VIEs, the Company’s subsidiaries NetEase Beijing, Media Beijing, Boguan and NetEase Hangzhou provided technical consulting and related services to these VIEs. The principal agreements that transfer economic benefits of Guangzhou NetEase, NetEase Advertising and HZ Leihuo to the Company and its subsidiaries are:

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

•                               Cooperative agreement with HZ Leihuo — under this agreement, the Company’s subsidiary NetEase Hangzhou provides various technical consulting and related services to HZ Leihuo in exchange for substantially all of HZ Leihuo’s net profits.

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

•                                             Letter of Agreement. Each of the VIE shareholders have agreed that any amendments to be made to the agreements to which the Company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of Mr. Ding. The VIE shareholders have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of the Company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of the Company’s Board. The term of this agreement is 20 years from May 12, 2010.

•                                             Other Governance Arrangements. The parties have agreed that upon the Company’s determination and at any time when NetEase Beijing or its affiliates are able to obtain approval to invest in and operate all or any part of any business operated by Guangzhou NetEase, NetEase Beijing or its affiliates may acquire all or any part of the assets or equity interests of Guangzhou NetEase, to the extent permitted by Chinese law.

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

StormNet IT HK, StormNet IT SH and Shanghai EaseNet (collectively referred to as the “JV Group”) are variable interest entities as equity investment at risk is not sufficient to permit the JV Group to finance its activities without additional subordinated financial support provided by any parties.  As Blizzard receives its interest as an indirect contribution from NetEase, Blizzard and the Company are considered related parties for purposes of identifying which party is the primary beneficiary under ASC 810.  Since the aggregate variable interests held by Blizzard and NetEase would, if held by a single party, identify that party as the primary beneficiary, either Blizzard or the Company will be the primary beneficiary. Based on the assessment of all relevant facts and circumstances, the Company determined that the Company is most closely associated with the JV Group and therefore is the primary beneficiary.  As a result, the JV Group’s results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  Mr. Ding, who is the major shareholder of Guangzhou NetEase, and is in turn the major shareholder of Wangyibao Company, and of Shanghai EaseNet and NetEase Advertising, is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: average playing period of paying players of online games, realization of deferred tax assets and the determination of uncertain tax positions, lower of cost and market value of inventories, useful lives and impairment provision of property, equipment and software and intangibles, assumptions related to stock-based compensation and impairment of long-term investments.

(c)              Revenue recognition

On January 1, 2018, the Group adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under Topic 605. For the year ended December 31, 2018, net revenue recognized from sources other than contracts with customers under ASC 606 was immaterial.

Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, estimated breakage of game points, return allowance for goods sold, the estimation of the fair value of an advertising-for-advertising barter transaction, volume sales rebates. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.

The Group’s service sales represent revenues from online game services, advertising services, other initiative businesses and others. Product sales represent revenue from the sale of products through its e-commerce platform where the Group records revenue on a gross basis. Refer to “Note 24 — Segment Information” for disaggregation of revenue.

(i)                Online game services

The Group operates mobile games and PC-client games. The Group is the principal of all games it operates, including both self-developed games and licensed games. As all these games are hosted on the Group’s servers, the Group has the pricing discretion, and is responsible for the sale and marketing of the games as well as customer services. Fees paid to game developers, distribution channels (app stores) and payment channels are recorded as cost of revenues.

Mobile games

The Group generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. This performance obligation is satisfied over the playing period of the paying players. Accordingly, the Group recognizes the revenues ratably over the estimated average playing period of these paying players.

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

PC-client games

The Group sells prepaid point cards to the end users. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in the Group’s system and “virtual” prepaid cards online via debit and credit cards or bank transfers via the online payment services platforms, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s PC-client games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid point cards and online points to players are recorded as deferred revenues.

The Group earns revenue through providing PC-client game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For PC-client games using the time-based model, players are charged based on the time they spend playing games. Revenues are recognized ratably over the game playing period as the performance obligations are satisfied.

Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. In-game items have different life patterns: one-time use, limited life and permanent life.  Revenues from the sales of one-time use in-game items are recognized upon consumption.  Limited life items are either limited by the number of uses (for example, 10 times) or limited by time (for example, three months).  Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed or expired or when the items are fully used.  Players are allowed to use permanent life in-game items without any use or time limits.  Revenues from the sales of permanent life in-game items are recognized ratably over the estimated average playing period of the paying players.

The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the playing period of the paying players for the permanent in-game items of PC-client games. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated playing period of the paying players are applied prospectively as such changes are resulted from new information indicating a change in the game player behavior patterns.

Breakage of unused PC-client game points

The Group recognizes expected breakage associated with the Group’s unused online points with expiry dates in a personal game account as revenue in proportion to the pattern of points consumed by the customer, subject to the constrain for estimating variable consideration. For game points that do not expire, the Group recognizes the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

(ii)            E-commerce

The Group’s e-commerce businesses mainly include cross-border and domestic e-commerce business. The Group established its cross-border e-commerce platform Kaola, in January 2015 and primarily sells imported maternity and baby products, skincare and cosmetics and other general merchandise through online direct sales.

In addition, the Group established its domestic e-commerce platform Yanxuan, in April 2016 and sells its private label products, including apparel, homeware, kitchenware and other general merchandise which are sourced primarily directly from original design manufacturers in China.

The Group is the principal for the online direct sales, as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. E-commerce revenues from online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon our delivery to the customer.

The Group also act as the marketplace service provider for third-party vendors to sell their products on the Group’s platform. In online marketplace business, third-party sellers offer products to customers on the Group’s platform and the Group acts as the marketplace service provider. The Group is not the seller of the third-parties’ goods in these transactions and recognize revenue when services are rendered based on a pre-determined service fee rate.

The Group also provides discount coupons to its customers for use in purchases on the Kaola and Yanxuan platform, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowance

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrue liabilities and other payables” and “Inventories, net”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2017 and 2018.

(iii)        Advertising services

The Group derives its advertising revenues principally from short-term online advertising contracts. Advertising service contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represent different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. In arrangements where the Group has multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, the Group estimates the standalone selling price by taking into consideration of the pricing for advertising areas of the Group’s platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Considerations allocated to each performance obligation is recognized as revenue over the advertisement display period, which is usually within three months.

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

Certain customers may receive volume rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume with reference to their historical results and reduce revenues recognized.

The Group recognizes revenue from providing advertising service in exchange for non-cash consideration, usually advertising services, promotional benefits, content, consulting services and software provided by counterparties, at the fair value of the non-cash consideration measured as of contract inception date. If the Group is not able to reliably determine the fair value of noncash consideration in some situations, the value of the noncash consideration received is measured indirectly by reference to the standalone selling price of advertising services provided by the Group.

The Group has been engaged in certain advertising barter transactions, which primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, content, consulting services and software provided by the counterparties. For the years ended December 31, 2016 and 2017, no revenue from rendering advertising services in exchange for non-cash consideration was recognized as the fair value was not determinable. For the year ended December 31, 2018, revenue from rendering adverting services in exchange for non-cash consideration is insignificant.

(iv)         Innovative businesses and others

On December 31, 2018, the Group renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment. For details please see Note 24 — Segment Information.

Revenue from innovative businesses and others is predominantly derived from fee-based premium services, online payment platform services and other online services. Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium live-streaming services, online music services, online reading, e-mail and other innovative businesses. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by the Group over the subscription period, during which customers can access the premium online services provided by the Group. Fees collected from customer to be consumed to purchase online services are recognized as revenue when related services are rendered.

The Group generates revenue from the operation of its live streaming platforms whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. The Group creates and sells virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based item, such as privilege titles etc. Under the arrangements with the hosts, the Group shares with them a portion of the revenues derived from the sales of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items. Accordingly, revenue is recognized when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user.

In February 2009, the Group launched its NetEase Pay payment platform, through which customers registered for NetEase Pay operations can deposit money in their accounts and use the accounts to pay for game point cards and other fee-based services and products. The Group recognizes revenue when services are rendered to account holders in accordance with service agreement.

The Group offers online services related to third-party virtual products to facilitate the sale of products from third-party providers. The Group acts as an agent and do not buy, sell, manufacture, or design such products. Revenues are recognized when services are rendered to customers based on the pre-determined service fee rate. The Group also operated its “Duobao” platform, which provides services that allow users to purchase the virtual currency, “Duobao Bi”, and use them to exchange for products. For the services where the Group acts as an agent, products are provided by third-party suppliers and revenues are recognized on a net basis when services are rendered. The Group terminated the Duobao platform in early 2017.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)            The effects of a significant financing component has not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)         The Group applied the portfolio approach in determining the commencement date of consumption and the estimated average playing period of paying players for PC-client games permanent virtual items and of mobile games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.

(iii)      The Group elects to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Accounts receivables balances are written off when they are determined to be uncollectible.

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 (in thousands):

	Balance at January 1,	Charged to/(Write-back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB	RMB	RMB	RMB
2016	14,185	9,952	(1)	24,136
2017	24,136	60,826	(53)	84,909
2018	84,909	50,954	(5,215)	130,648

The Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. Contract assets as of January 1, 2018 and December 31, 2018 were not material.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are presented as “Deferred Revenue” on the consolidated balance sheets of the Group. Refer to Note 14 - Deferred revenue for further information, including changes in deferred revenue during the year.

(d)             Cost of revenues

Costs of revenues consist primarily of purchase price, inbound shipping costs and inventory write downs, staff costs, royalties and consultancy fees related to licensed games, revenue sharing cost related to mobile games, depreciation and amortization of computers and software, server custody fees, bandwidth, and other direct costs of providing these services. These costs are charged to the consolidated statements of operations and comprehensive income as incurred. Shipping and handling costs, which primarily include third-party delivery costs relating to the delivery of products from distribution centers to customers, fulfillment expenses occurred in the Group’s various distribution facilities and packing material expenses, are classified as selling and marketing expenses. Shipping and handling costs included in selling and marketing expenses were approximately RMB503.0 million, RMB1,182.7 million and RMB1,670.4 million (US$242.9 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

(e)              Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games prior to the establishment of technological feasibility and costs associated with new products development. For the years ended December 31, 2016, 2017 and 2018, the costs incurred for development of online game products have not been capitalized because the period after the date technical feasibility is reached and the time when the game is marketed is short historically and the development cost incurred in the period are insignificant.

(f)               Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2017, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$112.5 million, HK$5.3 million and Euro1.6 million, respectively. As of December 31, 2018, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$269.9 million, HK$90.7 million and Euro1.0 million, respectively (equivalent to approximately RMB1,852.7 million, RMB79.5 million and RMB7.7 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2017, there were time deposits denominated in US dollars amounting to approximately US$2,547.8 million. As of December 31, 2018, there were time deposits denominated in US dollars amounting to approximately US$2,456.3 million (equivalent to approximately RMB16,857.9 million).

As of December 31, 2017 and 2018, the Group had approximately RMB15.1 billion and RMB12.7 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 45.1% and 33.1% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2017 and 2018, the Group had a restricted cash balance approximately RMB5,927.1 million and RMB4,817.3 million, respectively, comprising as follows (in millions):

	December 31, 2017	December 31, 2018
	RMB	RMB
Customer deposit of NetEase Pay accounts	1,554.8	1,364.4
Pledge deposits for short-term bank borrowings — Current	4,091.0	2,695.0
Pledge deposits for Letter of Guarantee	271.0	748.5
Others	10.3	9.4
Total	5,927.1	4,817.3

The Group had no other lien arrangements during 2017 and 2018.

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

(h)             Inventories, net

Inventories, net mainly represent products for the Group’s e-commerce business, are stated at the lower of cost or net realizable value in the consolidated balance sheets. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

(i)                Investments

Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with an original maturities of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as other income/(expense), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 5 and Note 25 for additional information.

Long-term investments

Long-term investments are comprised of equity investments in publicly traded companies and privately-held companies.

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Prior to January 1, 2018, they were classified as available-for-sale equity securities under long-term investments, with unrealized gains or losses, if any, recorded in accumulated other comprehensive income/(loss) in shareholders’ equity. The treatment of a decline in the fair value of an individual security was based on whether the decline was other-than-temporary. The Group assessed its available-for-sale equity securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. If the Group determines a decline in fair value was other-than-temporary, the cost basis of the individual security was written down to fair value as a new cost basis and the amount of the write-down was accounted for as a realized loss charged to the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and were not adjusted for subsequent recoveries in fair value. Starting January 1, 2018, upon the adoption of ASU 2016-01, unrealized gains and losses during the year are recognized in other income/(expense), net.

Prior to January 1, 2018, investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares, as these equity securities do not have readily determinable fair value, the Group carried these investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Starting January 1, 2018, upon the adoption of ASU 2016-01, the Group elects to measure these equity securities investments without readily determinable fair value at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities, realized and unrealized, are recognized in other income/(expense), net.

Management regularly evaluates the impairment of the investments in privately-held companies based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

(j)                Investment in equity method investees

Investments in common stock or in-substance common stock of investees and limited-partnership investments in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method and are reported under long-term investments in the consolidated balance sheets.

(k)             Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Decoration	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures, office and other equipment	3-10 years
Vehicles	5 years
Servers and computers	3 years
Software	3 years

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

(m)         Advertising expenses

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB1,116.9 million, RMB2,310.6 million and RMB2,933.8(US$426.7 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8755 on the last trading day of 2018 (December 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(o)             Share-based compensation

Under its 2009 Restricted Share Unit Plan (see Note 18(a)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

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

The Group reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2016, 2017 and 2018.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2017 and 2018.

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

(q)             Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

Basic earnings per share is computed on the basis of the weighted-average number of ordinary shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of ordinary shares outstanding and potential ordinary shares. Potential ordinary shares result from the assumed exercise of outstanding stock options, RSUs or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

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

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiaries to certain investors (see Note 15), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these redeemable interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The Group accreted the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the earliest redemption date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

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

Comprehensive income for the years ended December 31, 2016 and 2017 includes net income, change in unrealized gains/(losses) on marketable securities classified as available-for-sale securities (net of tax) and foreign currency translation adjustment. Starting from January 1, 2018, upon adoption of ASU 2016-01, gain/(losses) on marketable securities are recognized in other income/(expense), net.

(v)             Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 24.

(w)           Dividends

Dividends of the Company are recognized when declared.

(x)             Recently adopted accounting pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605), and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Group adopted Topic 606 on January 1, 2018 using the modified retrospective method. Additionally, the Group elected to apply the new revenue accounting standard only to contracts not completed as of the adoption date. The Group recognized the cumulative effect of initially applying the new revenue accounting standard as an adjustment to the opening balance of retained earnings. The comparative financial statements have not been restated and continue to be reported under the accounting standards in effect for those periods.

The adoption of Topic 606 primarily impacts the accounting of the recognition of breakage associated with the Group’s unused online points in a personal game account as a result of recording revenue based upon estimates of breakage under the new revenue standard. Under Topic 605, revenue for unused points was not recorded until the points expired. Thus, for unused points, revenue is recorded earlier under the new standard. The cumulative-effect adjustment upon adoption includes a reduction of its deferred revenue of approximately RMB81.7 million and a net increase to its retained earnings of approximately RMB27.4 million (net of tax). Revenues of related game points would have been recorded in the consolidated statement of operations and comprehensive income for the year ended December 31, 2018 under Topic 605 based on its actual expiry date. Therefore, adoption of the new revenue accounting standard impacted the Company’s consolidated statement of operations and comprehensive income for the year ended December 31, 2018 by reducing RMB81.7 million of revenues. The adoption of Topic 606 does not have significant impact to other used game points as of December 31, 2018.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU No. 2016-01) “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” The Group adopted this guidance on January 1, 2018,  and RMB38.2 million of accumulated other comprehensive income for the Group’s available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the adoption. For equity investments without readily determinable fair value, the Group elected to measure them at their costs minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. The Group did not record any changes to the carrying value of equity investments without readily determinable fair value for the year ended December 31, 2018.

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard should be applied using a retrospective transition method to each period presented. The Group adopted this guidance on January 1, 2018 on a retrospective transition method. Pursuant to the new guidance, the net change of cash, cash equivalents and restricted cash increased RMB2,140.6 million and decreased RMB393.8 million for the year ended 31 December, 2016 and 2017, respectively, compared to the amounts presented under previous guidance.

(y)             Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group will adopt the new standard effective January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Group estimate approximately RMB861.5 million would be recognized as total right-of-use assets and total lease liabilities on its consolidated balance sheet as of January 1, 2019. Other than disclosed, the Group do not expect the new standard to have a material impact on the net assets of the consolidated financial statements.

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

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718):  Improvements to Employee Share-Based Payment Accounting. The guidance simplifies the accounting for share-based payments made to non-employees so the accounting for such payments is substantially the same as those made to employees. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

3.                  Concentrations and Risks

(a)             Bandwidth and server custody service provider

The Group relied on telecommunications service providers and their affiliates for bandwidth and server custody service to support its operations during fiscal years 2016, 2017 and 2018 as follows:

	For the year ended December 31,
	2016	2017	2018
Total number of telecommunications service providers	14	23	49
Number of service providers provided by 10% or more of the Group’s bandwidth and server custody expenditure	3	3	3
Total % of the Group’s bandwidth and server custody expenditure provided by 10% or greater service providers	79.5%	67.8%	57.8%

(b)             Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2017 and 2018, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services. One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2017 and 2018, as follows:

	December 31, 2017	December 31, 2018
Distribution channel A	34.6%	22.2%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 1.90% to 5.50% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)              Major Customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2016, 2017 and 2018.

(d)             Online Games

The Group derived 46.3%, 44.3% and 30.2% of its total net revenues from its top 5 online games for the years ended December 31, 2016, 2017 and 2018, respectively.

Additionally, 61.9%, 70.8% and 71.0% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2016, 2017 and 2018, respectively.

4.                  Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31, 2017	December 31, 2018
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	42,697	97,642
Prepayment for royalties, revenue sharing cost	1,479,817	2,000,327
Interest and other operating income receivable	417,843	511,364
Prepayments of content and marketing cost and other operational expenses	381,213	729,376
Prepayment for sales tax and deductible value added tax	698,902	463,411
Bridge loans in connection with ongoing investments	30,575	19,679
Deposits	138,633	123,995
Employee advances	55,045	44,469
Advance to suppliers	337,938	330,903
Others	233,365	306,631
	3,816,028	4,627,797

In accordance with the license agreements of World of Warcraft®, StarCraft®  II series, Hearthstone®, Heroes of the Storm®, Diablo® III and Overwatch®, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2017 and 2018. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2017 and 2018, prepayments for royalties and revenue sharing cost representing prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

The amount of employee advances listed above included staff housing loan balances of RMB48.5 million and RMB43.1 million repayable within 12 months from December 31, 2017 and 2018, respectively (see Note 9). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2017 and 2018.

5.                  Short-term Investments

As of December 31, 2017 and 2018, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2018, the effective yields of short-term investments ranged from 1.90% to 5.50% per annum (2017: 2.00% to 5.30% per annum).

The following is a summary of short-term investments (in thousands):

	December 31, 2017
	Cost	Unrealized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Short-term investments	9,597,381	145,282	9,742,663
	9,597,381	145,282	9,742,663

	December 31, 2018
	Cost	Unrealized Gains/(Losses)	Estimated Fair Value
	RMB	RMB	RMB
Short-term investments	11,528,300	146,475	11,674,775
	11,528,300	146,475	11,674,775

During the years ended December 31, 2016, 2017 and 2018, the Group recorded investment income related to short-term investments of RMB303.4 million, RMB389.5 million and RMB463.6 million in the consolidated statements of operations and comprehensive income, respectively.

6.                  Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31, 2017	December 31, 2018
	RMB	RMB
Building and decoration	1,496,971	1,499,947
Leasehold improvements	98,278	176,174
Furniture, fixtures and office equipment	124,201	141,697
Vehicles	68,414	76,913
Servers and computers	2,583,270	3,885,881
Software	86,650	96,850
Construction in progress	1,086,773	2,153,966
	5,544,557	8,031,428

Less: accumulated depreciation	(1,775,231)	(2,652,868)

Net book value	3,769,326	5,378,560

Depreciation expense was RMB312.9 million, RMB522.2 million and RMB954.7 million for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, the construction in progress balance were mainly comprised of construction of office buildings and warehouses in Hangzhou, Zhoushan, Guangzhou and Ningbo that have not yet been placed in service for our intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

7.                  Land Use Rights

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2018, the Group obtained the land use rights in Guangzhou, Shanghai and Tianjin from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows (in thousands):

	December 31, 2017	December 31, 2018
	RMB	RMB
Cost	637,057	3,581,508
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(28,778)	(63,939)
Land use right, net	593,279	3,502,569

The total amortization expense for each of the years ended December 31, 2016, 2017 and 2018 amounted to approximately RMB11.4 million, RMB12.5 million, and RMB35.2 million, respectively.

8.                  Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31, 2017	December 31, 2018
	RMB	RMB
Investments in equity method investees	563,896	736,551
Equity investments with readily determinable fair values	828,260	612,465
Equity investments without readily determinable fair values	1,292,620	3,897,092
	2,684,776	5,246,108

(a)         Investments in equity method investees

The Group recorded equity share of loss of RMB85.8 million, RMB12.2 million, and RMB98.3 million for the years ended December 31, 2016, 2017 and 2018, respectively, which was included in “investment income, net” in the consolidated statements of operations and comprehensive income.  Significant equity method investments are summarized as follows.

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

(3)                                As of December 31, 2018, the Group contributed RMB228.6 million cash in a limited partnership as a limited partner. The objective of the limited partnership is to engage in investment in on-line game business. The Group accounted such investment under the equity method.

(b)         Equity investments with readily determinable fair values (“Available-for-sale securities” prior to adoption of ASU 2016-01)

As of December 31, 2018, equity investments with readily determinable fair values included RMB509.5 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB102.9 million invested in shares of Caissa Touristic Group (“Caissa”).   The Group recorded unrealized fair value loss of RMB215.8 million related to the equity investments with readily determinable fair value for the year ended December 31, 2018.

Prior to adoption of ASU 2016-01, these investments were classified as available-for-sale equity securities. For the year ended December 31, 2016 and 2017, RMB266.7 million and nil impairment provision for Huatai were recognized as “investment income, net” in the consolidated statements of comprehensive income, respectively.

The Group also received cash dividends of RMB21.4 million, RMB20.9 million and RMB12.7 million from Huatai for the years ended December 31, 2016, 2017 and 2018, respectively.

(c)          Equity investments without readily determinable fair value (“Equity investments” prior to adoption of ASU 2016-01)

Equity investments without determinable fair value represent investments in privately held companies with no readily determinable fair value.  The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. Prior to January 1, 2018, the Group accounted for investments in these equity securities at cost less impairment.  On January 1, 2018, the Group adopted ASU 2016-01 prospectively. These investments are classified as equity investments without determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the year ended December 31, 2018, there’s no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group did not sell any investments in equity securities without readily determinable fair value during the year ended December 31, 2018. The Group recognized a gain of RMB234.1 million and RMB9.6 million related to the partial disposal of one of the Group’s investment in equity securities without readily determinable fair value as “investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2016 and 2017.

The Group recognized impairment provision of RMB12.2 million, RMB58.5 million and RMB133.6 million related to certain of the equity investments as “investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively.

9.                  Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2017	2018
	RMB
Copyrights, licenses and domain names	820,362	2,464,971
Staff housing loans	107,203	98,244
Non-current deposits	93,147	109,805
Others	91,867	287,656
	1,112,579	2,960,676

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 3.25% per annum for the years ended December 31, 2017 and 2018, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2017 and 2018 amounted to approximately RMB48.5 million and RMB43.1 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 4).

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax for 2016, 2017 and 2018 on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

NetEase Beijing, Boguan, NetEase Hangzhou, Media Beijing and Hangzhou Langhe were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2016, 2017 and 2018. In 2016, 2017 and 2018, Boguan, Netease Hangzhou and Media Beijing were qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2015, 2016 and 2017. The related tax benefit was recorded in 2016, 2017 and 2018, respectively.

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

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2016, 2017 and 2018 (in thousands except per share data):

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	1,417,150	1,464,587	1,621,063
Earnings per share effect, basic	0.43	0.45	0.50
Earnings per share effect, diluted	0.43	0.44	0.50

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2016, 2017 and 2018 (in thousands):

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expense	2,035,822	2,600,406	2,536,580
Deferred tax expense/(benefit)	66,676	(438,043)	(69,899)
Income tax expenses	2,102,498	2,162,363	2,466,681

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(0.8)	(0.5)	2.3
Effect due to different tax rates applicable to overseas entities	(0.1)	(0.5)	3.7
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(13.3)	(16.2)	(24.1)
Change in valuation allowance	1.4	3.4	13.1
Effect of withholding income tax	2.9	5.4	7.6
Effective income tax rate	15.1	16.6	27.6

As of December 31, 2018, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2019	3,582
Loss expiring in 2020	9,222
Loss expiring in 2021	191,412
Loss expiring in 2022	968,390
Loss expiring after 2022	4,083,469
5,256,075

Full valuation allowance was provided on the related deferred tax assets as the Group’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)             Sales tax

Pursuant to the provision regulation of the PRC on VAT and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to VAT at a rate of 6% from revenues earned from services provided.

All entities that engaged in the sale of general goods in China are generally required to pay VAT at a rate of 17% or other applicable value added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from 1 May, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

(c)              Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2017 and 2018 (in thousands):

	December 31,	December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Deferred revenue, primarily for advanced payments from online games customers	285,919	507,982
Accruals	510,522	616,453
Depreciation of fixed assets	3,697	5,103
Amortization of Intangible assets	55,168	43,899
Net operating tax loss carry forward	742,512	1,653,496
	1, 597,818	2,826,933
Less: valuation allowance	(774,323)	(1,762,638)
Total	823,495	1,064,295

	December 31,	December 31,
	2017	2018
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	183,642	392,945
Others	29,573	736
Total	213,215	393,681

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

	Balance at	Provision/(Write-off)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2016	223,644	143,784	367,428
2017	367,428	406,895	774,323
2018	774,323	988,315	1,762,638

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

In 2016, the Group accrued RMB404.8 million withholding tax liabilities, associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes.

In 2017, the Group altered its capital allocation strategy due to the change of business strategy. As a result, the Group recorded withholding tax liabilities of RMB707.1 million and RMB679.4 million (US$98.8 million) in 2017 and 2018, respectively. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2017 and 2018.

As of December 31, 2017 and 2018, there were approximately RMB1,079.5 million and RMB1,057.7 million (US$153.8 million) unrecognized deferred tax liabilities related to undistributed earnings of the Group’s PRC subsidiaries, respectively. And the Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

11.           Taxes Payable

The following is a summary of taxes payable as of December 31, 2017 and 2018 (in thousands):

	December 31,	December 31,
	2017	2018
	RMB	RMB
Value Added Tax payable	103,182	231,167
Withholding individual income taxes for employees	161,814	191,367
Enterprise income taxes	1,248,518	1,778,029
Others	51,178	71,460
	1,564,692	2,272,023

12.           Short-term Loan

As of December 31, 2017 and 2018, the short-term loan balances represent short-term loan arrangements with banks which were repayable within a maturity term ranging from one month to one year and charged at a fixed interest rates ranging from 0.78% to 2.42% and 0.74% to 4.57% per annum, respectively. As of December 31, 2017 and 2018, the weighted average interest rate for the outstanding short-term loans was approximately 2.13% and 3.14%, respectively. The short-term loan are denominated in US$, EUR, HK$, JPY or CNY.

As of December 31, 2017 and 2018, certain short-term loans were secured by RMB deposits of the Group in onshore branches of the banks in the amount of RMB4,091.0 million and RMB2,695.0 million (US$392.0 million), which was recognized as restricted cash (see Note 2(f)).

On August 9, 2018, the Group entered into a three year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over London interbank offered rate (“LIBOR”) and has a commitment fee of 0.20% on the undrawn portion. There were US$100 million of borrowings outstanding under the syndicated facility as of December 31, 2018.  The Group was subject to certain covenants under the syndicated facility agreement and was in compliance with these covenants as of December 31, 2018.

In 2018, the Group also entered into several uncommitted loan credit facility agreements provided by certain financial institution. As at December 31, 2018, US$933.5 million of such credit facilities has not been utilized.

In the year ended December 31, 2018, the Company also entered into several guarantee agreements in the aggregate amount of US$785.0 million in respect of certain credit facilities taken by its subsidiaries. As at December 31, 2018, US$177.6 million of such credit facilities had not been utilized.

13.           Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2017 and 2018 (in thousands):

	December 31,	December 31,
	2017	2018
	RMB	RMB
Customer deposits on NetEase Pay accounts	1,554,789	1,369,672
Marketing expenses and promotion materials	1,434,596	2,102,970
Accrued fixed assets related payables	294,970	413,723
Server custody fees and telecommunication charges	232,395	260,280
Accrued revenue sharing	187,838	373,559
Other staff related cost	38,950	80,400
Content cost	406,890	299,837
Professional fees	65,404	246,425
Accrued freight and warehousing charge	257,877	455,561
Others	218,601	246,036
	4,692,310	5,848,463

14.           Deferred Revenue

Deferred revenue represents sales proceeds from prepaid point cards, online points sold, unamortized mobile game in-game spending, prepaid products fees before delivery and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2018, the additions to the deferred revenue balance were primarily due to cash payments received or due in advance of satisfying our performance obligations, while the reductions to the deferred revenue balance were primarily due to the recognition of revenues upon fulfillment of our performance obligations, both of which were in the ordinary course of business. During the year ended December 31, 2018, RMB5,925.4 million of revenues recognized were included in the deferred revenue balance at the beginning of the year.

As of December 31, 2018, the aggregate amount of transaction price allocated to our unsatisfied performance obligations is RMB7,953.3 million, which includes our deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. We expect to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers and estimated breakage for online points.

15.           Noncontrolling Interests and Redeemable Noncontrolling Interests

NetEase Cloud Music

In the first quarter of 2017, pursuant to the agreements entered into by certain of the Group’s subsidiaries and VIE (together referred as “NetEase Cloud Music”) and some investors, one of NetEase Cloud Music’s PRC subsidiary (“Hangzhou Cloud Music”) issued equity interests with preferential rights to certain investors for a total cash consideration of RMB600.0 million. In addition, Hangzhou Cloud Music issued equity interest to one investor for a total cash consideration of RMB150.0 million. After the issuance of the equity interests, the investors together held approximately 12.59% equity interests in NetEase Cloud Music.

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

In the first quarter of 2018, due to the changes of NetEase Cloud Music financing plan, the Group repurchased all of the redeemable noncontrolling interests and noncontrolling interest issued in China by Hangzhou Cloud Music at a cash consideration of RMB780.0 million and RMB195.0 million, respectively (the “Onshore Repurchase”).  The Group accounted for the Onshore Repurchase as an equity transaction, no gains or losses were recognized from the repurchase. The excess of the consideration transferred over the carrying amount of the noncontrolling interests surrendered, amounting to RMB63.9 million was recorded as a reduction to retained earnings. The excess of the consideration transferred over the carrying amount of the redeemable noncontrolling interests surrendered, amounting to RMB159.4 million was recognized as a deemed dividend to preferred shareholders, which also reduces the numerator for EPS calculation. The repurchased redeemable noncontrolling interest and noncontrolling interest of NetEase Cloud Music were then retired.

Following the Onshore Repurchase, during 2018, Cloud Village Inc., the Cayman holding company of NetEase Cloud Music issued Preferred Shares (“NetEase Cloud Music Preferred Shares”) to certain investors for an aggregated cash consideration of US$716.3 million (the “Offshore Issuance”). Immediately after the Offshore Issuance,  the NetEase Cloud Music Preferred Shares investors together held approximately 24.13% issued and outstanding interests in Netease Cloud Music. The Company still maintains control of NetEase Cloud Music.

The NetEase Cloud Music Preferred Shares were entitled to certain preferences and privileges with respect to redemption. The Group determined that the preferred shares should be classified as redeemable noncontrolling interests since they are contingently redeemable upon the occurrence of a conditional event or a deemed redemption event, which is not solely within the control of the Group. The redemption price equals to the net initial investment amount plus annual interests, if any.

Others

In April 2018, a subsidiary of the Group issued equity interests with preferential rights (“Other Preferred Shares”) to a group of investor for a total cash consideration of US$70.0 million. The Group determined that the equity interests with preferential rights should be classified as redeemable noncontrolling interest since they are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. The redemption price equals to the net initial investment amount plus annual interests.

Each issuance of the preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Group records accretions on the redeemable noncontrolling interest to the redemption value from the issuance dates to the earliest redemption dates if redemption is probable. The accretions using the effective interest method, are recorded as deemed dividends to preferred shareholders, which reduces retained earnings and equity classified noncontrolling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

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

17.           Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2016, 2017 and 2018 (in millions):

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Contributions to medical and pension schemes	481.8	626.4	849.3
Other employee benefits	315.1	410.5	593.4
	796.9	1,036.9	1,442.7

18.           Share-based Compensation

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

The table below presents a summary of the Group’s share-based compensation cost for the years ended December 31, 2016, 2017 and 2018 (in thousands):

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	444,187	820,281	764,972
Selling and marketing expenses	52,689	95,382	116,611
General and administrative expenses	238,750	581,337	804,565
Research and development expenses	254,505	507,263	843,502
	990,131	2,004,263	2,529,650

As of December 31, 2018, total unrecognized compensation cost related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, was US$598.1 million (RMB4,112.5 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2018, the weighted average remaining vesting period was 2.44 years.

(c)              Restricted share units award activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2016, 2017 and 2018:

	Employees	Director and Consultants	Total
	(in thousands)	(in thousands)	(in thousands)

Number of ordinary shares issuable upon vesting of restricted share units:
Outstanding at January 1, 2016	39,623	162	39,785
Granted	30,980	100	31,080
Vested	(27,545)	(119)	(27,664)
Forfeited	(1,633)	—	(1,633)
Outstanding at December 31, 2016	41,425	143	41,568

Outstanding at January 1, 2017	41,425	143	41,568
Granted	31,452	45	31,497
Vested	(29,705)	(100)	(29,805)
Forfeited	(1,465)	—	(1,465)
Outstanding at December 31, 2017	41,707	88	41,795

Outstanding at January 1, 2018	41,707	88	41,795
Granted	33,807	46	33,853
Vested	(30,671)	(38)	(30,709)
Forfeited	(2,305)	—	(2,305)
Outstanding at December 31, 2018	42,538	96	42,634

The following table presents the total fair value of RSUs on vesting dates for the years ended December 31, 2016, 2017 and 2018, respectively:

	RSU
	US$	RMB
	(in millions)	(in millions)
Total fair value vested:
2016	177.2	1,230.4
2017	343.6	2,235.9
2018	324.4	2,230.7

The following table presents the weighted average remaining contractual life for the RSUs outstanding as of December 31, 2018:

Exercise Price	Number Outstanding / Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(in thousands)	Years	US$
Restricted Share Units
Performance-based settled in stock	36,687	3.66	n/a
Time-based-settled in stock/cash	44,564	2.20	n/a
Time-based-settled in stock	6,133	2.03	n/a
	87,384	2.80	n/a

The aggregate intrinsic value of RSUs outstanding as of December 31, 2018 was US$822.7 million. The intrinsic value was calculated based on the Company’s closing stock price of US$235.37 per ADS, or US$9.4148 per ordinary share as of December 31, 2018.

It is the Company’s policy to issue new shares upon vesting of RSUs. The number of shares available for future grant under the Company’s 2009 RSU Plan was 79,343,175 as of December 31, 2018.

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

The Group has used the binomial model to estimate the fair value of the options granted. For the years ended December 31, 2016, 2017 and 2018, nil, RMB93.1 and RMB38.7 million compensation expenses were recorded for the share options granted.

While certain share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. For such share options, no compensation expenses were recorded. As of December 31, 2018, there were RMB352.6 million unrecognized share based compensation expenses are related to such share options for which the service condition had been met and are expected to be recognized when the conditions are achieved.

19.           Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
Numerator (RMB in thousands):
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	11,604,520	10,707,939	6,152,407

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,281,729	3,290,312	3,235,324
Dilutive effect of employee stock options and restricted share units	25,380	25,166	19,365
Weighted average number of ordinary shares outstanding, diluted	3,307,109	3,315,478	3,254,689
Net income per share, basic (RMB)	3.54	3.25	1.90
Net income per share, diluted (RMB)	3.51	3.23	1.89

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2016, 2017 and 2018, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 2.7 million shares, 3.8 million shares and 19.6 million shares, respectively.

20.           Commitments and Contingencies

(a)             Commitments

The Group leases office space, staff quarters and certain equipment under non-cancelable operating lease agreements, which expire at various dates through December 2022. As of December 31, 2018, future minimum lease under non-cancelable operating lease agreements, capital commitments, royalties and other expenditures commitments related to licensed contents, including the royalties and minimum marketing expenditure commitment for the games licensed by Blizzard, as well as other commitments related to office machines and services purchases, were as follows (in thousands):

	Rental Commitments	Server Custody Fee Commitments	Capital Commitments	Royalties and Expenditure for Licensed Content Commitments	Office Machines and Other Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2019	384,395	134,683	788,755	2,747,243	79,164	4,134,240
2020	270,552	43,290	719,101	1,545,167	60,838	2,638,948
2021	204,218	39,168	392,574	2,128,540	20,858	2,785,358
2022	89,263	11,592	—	1,566,765	17,529	1,685,149
Beyond 2022	64,981	—	—	2,277,465	113	2,342,559
	1,013,409	228,733	1,900,430	10,265,180	178,502	13,586,254

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses in the amounts of approximately RMB146.3million, RMB231.9 million and RMB471.9 million, respectively.

(b)             Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017 and 2018.

Litigation

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. filed suit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. The complaint generally alleges that two of the Company’s mobile games, Rules of Survival and Knives Out, infringe the plaintiffs’ copyrights and trademarks and that the Company have engaged in unfair business competition under California law. As of March 31, 2019, the Group has reached a settlement agreement with PUBG with respect to this matter.

21.           Dividends

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter.  Dividends are recognized when declared. There is no dividend payable as of December 31, 2017 and 2018 respectively. The cash dividend declared related to the net profits of fiscal year 2017 and fiscal year 2018 was RMB2,656.0 million and RMB1,538.3 million (US$223.7 million) in total, respectively.

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

22.           Share Repurchase Programs

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

In November 2017, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. On June 11, 2018, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. This expands the US$1.0 billion repurchase program that was approved on November 15, 2017 for a period not to exceed 12 months, bringing the total authorized repurchase amount to US$2.0 billion. As of expiration date of the program, the Company has repurchased approximately 4.6 million ADSs (equivalent to 114.9 million ordinary shares) for approximately US$1,178.5 million under this program.

In November 2018, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2018, no ADSs were repurchased under this program.

23.           Related Party Transactions

The Group had no material transactions with related parties for the year ended December 31, 2016, 2017 and 2018, and no material related parties’ balances as of December 31, 2018.

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

Effective in the fourth quarter of 2017, the Group changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Group’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola and Yanxuan, which were established in January 2015 and April 2016, respectively. On December 31, 2018, the Group renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment, there’s no change to the business mix included in this segment. The Group now reports four reporting segments: 1) Online game services, 2) E-commerce, 3) Advertising services, and 4) Innovative businesses and others. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

(b)             Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2016, 2017 and 2018. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2016, 2017 and 2018 (in thousands).

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues:
Online game services	27,980,491	36,281,642	40,190,057
E-commerce	4,541,744	11,670,416	19,235,476
Advertising services	2,152,379	2,408,823	2,500,833
Innovative businesses and others	3,504,230	3,741,138	5,230,087
Total net revenues	38,178,844	54,102,019	67,156,453

Cost of revenues:
Online game services	(9,974,146)	(13,473,339)	(14,617,656)
E-commerce	(3,986,871)	(10,464,714)	(17,688,717)
Advertising services	(749,652)	(797,892)	(889,677)
Innovative businesses and others	(1,804,363)	(3,453,381)	(5,556,907)
Total cost of revenues	(16,515,032)	(28,189,326)	(38,752,957)

Gross profit/(loss):
Online game services	18,006,345	22,808,303	25,572,401
E-commerce	554,873	1,205,702	1,546,759
Advertising services	1,402,727	1,610,931	1,611,156
Innovative businesses and others	1,699,867	287,757	(326,820)
Total gross profit	21,663,812	25,912,693	28,403,496

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Online games services	27,980,491	36,281,642	40,190,057
Online product sales from e-commerce platforms	4,430,389	11,447,037	18,637,521
Advertising services	2,152,379	2,408,823	2,500,833
Others	3,615,585	3,964,517	5,828,042
Total Net revenue	38,178,844	54,102,019	67,156,453

The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Online game services	101,400	157,695	235,896
E-commerce	274	4,745	18,482
Advertising services	4,061	8,712	10,727
Innovative businesses and others	52,933	89,953	184,987
Total depreciation and amortization expenses of property and equipment and land use rights	158,668	261,105	450,092

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

25.           Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 (in thousands):

	Fair Value Measurements
		(RMB)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Time deposits-short term	30,603,369	30,603,369	—
Time deposits-long term	100,000	100,000	—
Equity investments with readily determinable fair values	828,260	828,260	—
Short-term investments	9,742,663	—	9,742,663
Total	41,274,292	31,531,629	9,742,663

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2018 (in thousands):

	Fair Value Measurements
		(RMB)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Time deposits-short term	32,900,287	32,900,287	—
Time deposits-long term	100,000	100,000	—
Equity investments with readily determinable fair values	612,465	612,465	—
Short-term investments	11,674,775	—	11,674,775
Total	45,287,527	33,612,752	11,674,775

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2017 and 2018, certain equity investments without determinable fair value (Note 8) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB58.5 million and RMB133.6 million incurred and recorded in earnings for the years then ended.

26.           Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6.7 billion, or 15% of the Company’s total consolidated net assets, as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.