Form 20-F
period 2019-12-31
NetEase, Inc.
filed 2020-04-29
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________ to __________

Commission file number : 000-30666

NETEASE, INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

NetEase Building, No.599 Wangshang Road Binjiang District, Hangzhou, 310052 People’s Republic of China
(Address of principal executive offices)

Charles Zhaoxuan Yang NetEase Building, No. 599 Wangshang Road Binjiang District, Hangzhou, 310052 People’s Republic of China Phone (86 571) 8985-3378 Email ir@service.netease.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 25 ordinary shares, par value US$0.0001 per share	NTES	NASDAQ Global Select Market
Ordinary shares, par value US$0.0001 per share*		NASDAQ Global Select Market*

*Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,228,531,381 ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.9618 on the last trading day of 2019 (December 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. References to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

●	the risk that the online game market, including mobile games and PC games, will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games or expansion packs and other improvements to such existing games do not become as popular as management anticipates;
●	the risk that we will not be successful in our product diversification efforts, including our focus on mobile games, entry into strategic licensing arrangements, and expansion of our streaming music and video offerings;
●	the risk of changes in Chinese government regulation of the online game, online education, online music or e-commerce markets that limit future growth of our revenues or cause our revenues to decline;
●	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;
●	the risk that we will not be able to control our expenses in future periods;
●	governmental uncertainties (including possible changes in the effective tax rates applicable to us and our subsidiaries and affiliates and our ability to receive and maintain approvals of the preferential tax treatments), general competition and price pressures in the marketplace;
●	the direct and indirect impact of COVID-19 on our business;
●	the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and
●	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I

Item 1   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2   Offer Statistics and Expected Timetable

Not applicable.

Item 3   Key Information

A.           Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below.

In September 2019, we sold our Kaola e-commerce business to Alibaba Group Holding Limited, or Alibaba. As a result, Kaola has been deconsolidated and Kaola’s historical financial results are reflected in our audited consolidated financial statements as discontinued operations accordingly. Our financial information included in this annual report refers to our continuing operations, unless otherwise specifically stated.

The following data for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data for the years ended December 31, 2015 and 2016 and as of December 31, 2015, 2016 and 2017 have been derived from our consolidated financial statements as adjusted to reflect the effects of the discontinued operations as noted above, which were prepared in accordance with U.S. GAAP and are not included in this annual report.

Starting from January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive income data for the years ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2015, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2019, we adopted ASC 842, Leases, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 presented below has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. The impact of adopting the new standards were not material to the consolidated financial statement. Our historical results are not necessarily indicative of results expected for future periods.

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share/ADS data)
Statement of Operations and Comprehensive Income Data:
Total net revenues	21,687,368	33,994,398	44,437,355	51,178,575	59,241,145	8,509,458
Cost of revenues	(8,348,519)	(12,834,252)	(19,394,314)	(23,832,426)	(27,685,845)	(3,976,823)
Gross profit	13,338,849	21,160,146	25,043,041	27,346,149	31,555,300	4,532,635

Operating expenses:
Selling and marketing expenses	(2,741,547)	(3,773,593)	(5,504,613)	(6,911,710)	(6,221,127)	(893,609)
General and administrative expenses	(1,006,265)	(1,493,736)	(2,381,842)	(3,078,635)	(3,130,298)	(449,639)
Research and development expenses	(2,121,904)	(2,920,182)	(4,161,673)	(7,378,460)	(8,413,224)	(1,208,484)
Total operating expenses	(5,869,716)	(8,187,511)	(12,048,128)	(17,368,805)	(17,764,649)	(2,551,732)

Operating profit	7,469,133	12,972,635	12,994,913	9,977,344	13,790,651	1,980,903
Other income/(expenses)
Investment income	62,341	200,334	362,113	(22,383)	1,306,320	187,641
Interest income	596,492	540,165	666,616	586,671	821,774	118,040
Exchange (losses)/gains	132,769	157,589	(455,948)	(51,799)	25,166	3,615
Other, net	45,565	366,927	271,885	586,916	439,422	63,119
Income before tax	8,306,300	14,237,650	13,839,579	11,076,749	16,383,333	2,353,318
Income tax	(1,260,903)	(2,102,278)	(2,155,988)	(2,460,650)	(2,914,726)	(418,674)

Net income from continuing operations	7,045,397	12,135,372	11,683,591	8,616,099	13,468,607	1,934,644
Net (loss)/income from discontinued operations	(208,497)	(342,509)	(834,454)	(2,138,682)	7,962,519	1,143,744
Net income	6,836,900	11,792,863	10,849,137	6,477,417	21,431,126	3,078,388

Add: Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	—	(248,098)	(271,543)	(39,005)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(101,792)	(188,343)	(141,198)	(76,912)	77,933	11,194
Net income attributable to NetEase, Inc.’s shareholders	6,735,108	11,604,520	10,707,939	6,152,407	21,237,516	3,050,577

Including:
Net income from continuing operations attributable to NetEase, Inc.'s shareholders	6,943,605	11,947,029	11,542,393	8,291,089	13,274,997	1,906,833
Net (loss)/income from discontinued operations attributable to NetEase, Inc.'s shareholders	(208,497)	(342,509)	(834,454)	(2,138,682)	7,962,519	1,143,744

Net income/ (loss) per share, basic	2.05	3.54	3.25	1.90	6.59	0.95
-Continuing operations	2.11	3.64	3.51	2.56	4.12	0.59
-Discontinued operations	(0.06)	(0.10)	(0.26)	(0.66)	2.47	0.36
Net income/ (loss) per ADS, basic	51.27	88.40	81.36	47.54	164.86	23.68
-Continuing operations	52.85	91.01	87.70	64.07	103.05	14.80
-Discontinued operations	(1.58)	(2.61)	(6.34)	(16.53)	61.81	8.88
Net income/ (loss) per share, diluted	2.04	3.51	3.23	1.89	6.53	0.94
-Continuing operations	2.10	3.61	3.48	2.55	4.08	0.59
-Discontinued operations	(0.06)	(0.10)	(0.25)	(0.66)	2.45	0.35
Net income/ (loss) per ADS, diluted	50.94	87.72	80.74	47.26	163.37	23.47
-Continuing operations	52.52	90.31	87.03	63.69	102.12	14.67
-Discontinued operations	(1.58)	(2.59)	(6.29)	(16.43)	61.25	8.80
Weighted average number of ordinary shares outstanding, basic	3,284,382	3,281,729	3,290,312	3,235,324	3,220,473	3,220,473
Weighted average number of ADS outstanding, basic	131,375	131,269	131,612	129,413	128,819	128,819
Weighted average number of ordinary shares outstanding, diluted	3,305,213	3,307,109	3,315,478	3,254,689	3,249,972	3,249,972
Weighted average number of ADS outstanding, diluted	132,209	132,284	132,619	130,188	129,999	129,999

Share-based compensation cost included in:
Cost of revenues	327,778	443,530	818,101	757,341	758,810	108,996
Selling and marketing expenses	35,392	51,220	90,271	102,638	84,920	12,198
General and administrative expenses	119,015	236,361	576,629	787,200	797,120	114,499
Research and development expenses	195,578	251,608	499,850	824,552	763,239	109,633
	677,763	982,719	1,984,851	2,471,731	2,404,089	345,326
Other Financial Data:
Capital expenditures	775,187	1,102,502	1,654,486	2,169,404	1,209,477	173,731
Net cash provided by/(used in):
Operating activities	8,076,920	15,488,266	11,889,238	13,415,877	17,216,458	2,472,990
-Continuing operating activities	9,015,539	15,933,083	14,864,452	14,659,843	16,910,971	2,429,110
-Discontinued operating activities	(938,619)	(444,817)	(2,975,214)	(1,243,966)	305,487	43,880
Investing activities	(2,536,524)	(11,861,393)	(12,855,270)	(13,569,515)	(22,136,741)	(3,179,743)
-Continuing investing activities	(3,761,517)	(12,193,440)	(15,956,509)	(14,999,696)	(21,304,489)	(3,060,197)
-Discontinued investing activities	1,224,993	332,047	3,101,239	1,430,181	(832,252)	(119,546)
Financing activities	(1,632,736)	(2,250,507)	(1,302,728)	1,587,419	1,082,525	155,494

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	5,742,880	5,222,871	2,467,467	4,977,432	3,246,373	466,312
Time deposits-current	14,553,291	19,361,098	30,603,369	32,900,287	53,487,075	7,682,937
Property, equipment and software, net	2,001,027	2,299,553	3,490,130	4,672,079	4,621,712	663,867
Total assets	41,157,430	58,031,860	71,031,415	86,967,928	112,124,371	16,105,658
Short-term loan	2,272,760	3,815,691	6,623,502	13,658,554	16,828,226	2,417,223
Total liabilities	11,833,831	19,568,919	23,981,579	35,556,347	39,082,916	5,613,909
Redeemable noncontrolling interests	—	—	614,696	5,385,736	10,448,600	1,500,847
Total shareholders’ equity	29,323,599	38,462,941	46,435,140	46,025,845	62,592,855	8,990,902

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY

Risks Related to Our Online Games Business

If we fail to develop and introduce popular, high-quality online games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenues will suffer.

We operate in a highly competitive, quickly changing environment, and player preferences for online games are difficult to predict. Our future success depends not only on the popularity of our existing online games but also on our ability to develop new high-quality online games and expand our game portfolio with games in a variety of genres that are in line with market trends and to successfully monetize such games. The development of successful new online games can be challenging and requires high levels of innovation, a deep understanding of the online game industry in China and the other markets where our games are published (including with respect to evolving business models), and an ability to anticipate and effectively respond to changing interests and preferences of game players in a timely manner. Moreover, each of our new games requires long periods of time for research and development and testing and also typically experiences a long ramp-up period as players become familiar with the game. If we are unsuccessful at developing and introducing new online games that are appealing to players with acceptable pricing and terms, our business, financial condition and results of operations will be negatively impacted because we would not be able to compete effectively and our ability to generate revenues would suffer.

In addition, new technologies in online game programming or operations could render our current online titles or games in development obsolete or unattractive to our players, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China has been transitioning to mobile games, which have become increasingly popular as internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the internet. In response to this trend, we devote significant resources to developing games that can be operated on mobile devices. We have commercially launched over 100 in-house developed and licensed mobile games as of December 31, 2019 including the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Onmyoji, the mobile version of New Ghost, Invincible, Knives Out, All About Jianghu, Identity V, Ancient Nocturne, Xuan Yuan Sword: Dragon Upon the Cloud and Fantasy Westward Journey 3D. As the market for mobile games is rapidly evolving, with games in an expanding range of genres being introduced by us and our competitors, we cannot guarantee that we will be able to effectively compete in the mobile game market. We will also need to continue investing in the development of new technologies and bring new features and functionalities to our games, as well as enhance the user experience on our various platforms.

We are not able to predict if or when we will commercially launch additional new games and the pace at which our new games will penetrate the online game market in China or elsewhere, if at all. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources and failure to obtain or delays in obtaining relevant governmental authorities’ approvals could result in delayed launching of our new games or the cancellation of the development of our pipeline games. Any delays in product releases or problems arising following the commercial release of one or more new online games such as programming errors, or “bugs”, could negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. We believe that expectations of players regarding the quality, performance and integrity of our online games and services are high, and if any of these issues occurs, players may stop playing our online games and may be less likely to return to such games as often in the future, which may negatively impact our business.

If we are unable to continue to extend the life of existing online games that will encourage continued engagement with the games through the addition of new features or functionalities, our business may be negatively impacted.

To prolong the lifespan of our online games, we need to continually improve and update them on a timely basis with new features and functionalities that appeal to existing game players, attract new game players and improve overall player loyalty to such games. As a result, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our online games through the release of new versions and/or expansion packs on a periodic basis. Developing successful updates and expansion packs for our existing games depends on our ability to anticipate market trends in the online game industry. We must also collect and analyze player behavior data and feedback from our online community in a timely manner and utilize this information to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our gameplay and any virtual items sold within the games.

In the course of operating online games, including the release of updates and expansion packs to existing games, certain game features may periodically be introduced, changed or removed. We cannot assure you that the introduction, change or removal of any game feature will be well received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change or removal. As a result, any introduction, change or removal of game features may adversely impact our business, financial condition and results of operations.

We are unable to predict whether these activities will be successful or adversely affect our profitability given the significant resources required. Moreover, because of the rapidly evolving nature of the online games market in China and elsewhere, we cannot estimate the total life cycle of any of our games, particularly our more recently launched mobile or PC games, and changes in players’ tastes or in the overall market for online games in China and elsewhere could alter the life cycle of each version or upgrade or even cause our players to stop playing our games altogether.

Any difficulties or delays in receiving approval from the relevant government authorities for the games operated by us or any expansion packs for, or material changes to, such games could adversely affect such games’ popularity and profitability.

All games we release in China require government approvals. Moreover, even after certain games have received government approvals, any expansion packs for or material changes to the content of those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games. In particular, game approvals in 2018 experienced certain delays, although the approvals resumed starting from the end of 2018. Since then, China’s game regulatory authority has officially published several lists of newly approved game titles, including a number of our online games, and the approval processes for game titles appears to have returned to normal in 2019. There was, however, a decline in the number of games which received approvals in 2019 compared to previous years. We are not certain of the cause of the delays in 2018 or reduced number of approvals in 2019. In addition, no laws, regulations or official clarifications had been promulgated or published in relation to such delay and resumption of the assessment and pre-approval procedures, and it is unclear whether there will be any similar delays in the future. Although our operations were not materially affected by such delays, we cannot predict the effect any future delay in approvals may have on our results of operations.

According to several news reports in December 2018, PRC regulators established the Online Games Ethics Committee for the purpose of reviewing online games, and based on the assessment conducted by the Online Games Ethics Committee, PRC regulators reviewed and rejected nine of an initial batch of 20 games. As of the date of the filing of this annual report, no official laws and regulations had been promulgated or published in relation to the assessment criteria and procedures of the Online Games Ethics Committee. However, the formation of the Online Games Ethics Committee and its assessment criteria and procedures could impact our ability to launch and publish new games going forward, and require us to spend more time and costs in preparing and receiving the approvals necessary to launch our games. In addition, our games that have already received the relevant pre-approval may also be subject to further review by the Online Games Ethics Committee, and we may be required to modify the content of our games, which will further add to our regulatory compliance costs and expenses.

Reports of violence and crimes related to online games or any claims of our gaming contents to be, among others, obscene, superstitious, fraudulent, defamatory or impairing public interest, may result in negative publicity or a governmental response that could have a material and adverse impact on our business.

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005 the Chinese government enacted regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. See below “—Risks Related to Doing Business in China—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.” If the Chinese government determines that online games have a negative impact on society, it may impose certain additional restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

In addition, the Chinese government and regulatory authorities prohibit any internet content that, among other things, violates PRC laws and regulations, endangers the national security of China, or is obscene, superstitious, fraudulent, violent or defamatory. When internet content providers and internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our internet content provider, or ICP, license and other required licenses to operate our business. Internet content providers like us may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of us failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on our business.

Because our long-term growth strategy involves further expansion of our online game services to players outside of China, our business will be susceptible to risks associated with international operations.

An important component of our growth strategy involves the further expansion of our online game services and game player base internationally. In particular, we have launched our popular games Knives Out and Identity V in Japan, North America and other markets across the globe, and MARVEL Super War in several Southeast Asia markets. In the future, we may launch our online games in other international markets. The expansion of our online game services to markets outside of China will involve a variety of risks, including:

●difficulties in anticipating the preferences of game players in markets outside of China;
●challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures;
●challenges in identifying appropriate local business partners, including local game operators, and establishing and maintaining good working relationships with them;
●changes in a specific country’s or region’s political or economic conditions;
●unexpected changes in regulatory requirements, taxes or trade laws;
●difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;
●more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information;
●currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;
●laws and business practices favoring local competitors or general preferences for local vendors;
●limited or insufficient intellectual property protection; and
●adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business outside of China increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

We rely on third-party platforms to distribute our mobile games and collect payments. If we fail to maintain our relationships with these platforms, or if our revenue-sharing arrangements with these platforms change to our detriment, our mobile games business may be adversely affected.

In addition to our proprietary distribution channels, we publish our mobile games through the Apple iOS app store and other mobile application stores or platforms owned and operated by third parties. We rely on these third parties to promote and distribute our mobile games, record gross billings, maintain the security of their platforms to prevent fraudulent activities, provide certain user services and, in some instances, process payments from users. Further, we believe that our games benefit from the strong brand recognition, large user base and the stickiness of these mobile platforms.

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

Furthermore, a few of these third-party platforms dominate the mobile application distribution channels. Any changes in the revenue-sharing arrangements that we have with any of the major third-party application distribution platforms may materially impact our revenue and profitability. In addition, changes in the credit period or the settlement cycle terms of these third-party platforms may materially and adversely affect our cash flow. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations depend in part on the overall growth of the online game industry in China and the other markets where our games are operated, the growth of which is subject to a number of factors that are beyond our control.

Our business, financial condition and results of operations depend in part on continued growth of the online game industry in China and other markets where our games are published, particularly the Asia-Pacific region and North America. The online game industry is affected by a number of factors that are beyond our control, including:

●general economic conditions and the level of discretionary spending devoted by players to non-essentials such as acquiring in-game virtual items;
●	the availability and popularity of other forms of interactive entertainment, particularly games on console systems which are more popular in North America, Europe and Japan, and other leisure activities;
●the availability of reliable telecommunication and internet infrastructure and sufficient server bandwidth in the markets where we operate;
●	evolving PC, smartphone and tablet technologies;
●	changes in game player demographics and public tastes and preferences;
●	any government restrictions on the playing of online games; and
●	the availability and popularity of alternative gameplay models such as cloud-gaming services.

There is no assurance that the online game industry will continue to grow in future periods at any particular rate or at all.

We may not be successful in making our mobile games profitable, and our profits from mobile games may be relatively lower than the profits we have enjoyed historically for PC games.

We generate a large portion of revenue in our online games segment from our mobile games. 70.8%, 71.0% and 71.4% of our total net game revenues were generated from mobile games for the years ended December 31, 2017, 2018 and 2019, respectively. Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC games, because, in order to gain access to our games on mobile application stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC games. In addition, our mobile games tend to cover a wider variety of genres, some of which have historically had relatively lower profitability than that of our PC games. Furthermore, we are releasing more of our mobile games overseas, which may involve additional marketing and distribution costs and further impact the profitability of our mobile games.

We have devoted and expect to continue to devote a significant amount of resources to the development of our mobile games, but the relatively lower profit margins and other uncertainties make it difficult to predict whether we will continue to succeed in making our mobile game operations profitable. If we do not succeed in doing so, our business, financial condition and results of operations will be adversely affected.

A significant portion of our revenue from online game services is generated from the sale of virtual items within the games, and if we do not develop desirable virtual items and properly price them or if this revenue model ceases to be successful, our business, financial condition and results of operations may be materially and adversely affected.

All of our mobile games and many of our PC games currently utilize the item-based revenue model. Under this revenue model, our game players are able to play the games for free, but are charged for the purchase of virtual items in the games. We believe that this attracts a wider audience of players and increases the number of potential paying users. However, the success of this business model largely depends on whether we can attract game players to play our games and whether we can successfully encourage more players to purchase virtual items. Game players will only pay for virtual items if they are perceived to provide value and enhance their playing experience, and we must closely monitor and analyze in-game consumption patterns and player preferences to understand what items will be appealing and the appropriate price for them. Moreover, we must offer sufficient in-game purchasing opportunities to make our games profitable, while ensuring that the games are fun to play including for players who purchase no virtual items. We might fail to accurately identify and introduce new and popular virtual items or price them properly or may not be able to market our virtual items effectively. In addition, the item-based revenue model may not continue to be commercially successful and in the future we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations and a decrease in the number of our game players and thereby materially and adversely affect our business, financial condition and results of operations.

Providing a high level of customer service for our players is crucial to maintaining and growing the popularity of our online games, and any failure to do so could harm our reputation and our business.

We devote significant resources to provide high quality customer services to our game players 24 hours a day, seven days a week, through telephone and online support. We also maintain a team of highly trained “Game Masters” which supervise the activities within our games to provide assistance to players as needed and stop any cheating or unfair behavior to ensure the game has an atmosphere of fun and fair play. These activities are crucial to retaining our existing game players and attracting new players who expect a high quality playing experience from our online games. In addition, our license agreements with third party developers may also require us to provide specified minimum levels of customer support, and any breach of such obligations could result in the developer terminating our license agreement with them and other damages.

We have recently experienced increased complaints with regards to server capacity due to the larger than average number of game players during the COVID-19 outbreak in China. If we fail to maintain effective player support which meets the expectations of players, it could harm our reputation and the popularity of our online games, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain stable relationships with our existing game licensors, and we may experience difficulties in the operation of the online games licensed from them.

In addition to our internally-developed games, we also offer several mobile and PC games licensed from third-party developers, which accounted for 8.8%, 7.5% and 7.5% of our total net revenues in 2017, 2018 and 2019, respectively. For example, starting in August 2008, Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In January 2019, Shanghai EaseNet and Blizzard extended the term of the existing game licenses by Blizzard to Shanghai EaseNet to January 2023. These games include World of Warcraft®, StarCraft® II, Diablo® III, Hearthstone®, Heroes of the Storm® and Overwatch®, all of which have been commercially launched. We are also currently co-developing Diablo ImmortalTM, a mobile massively multiplayer online action role-playing games, or MMO action-RPG, with Blizzard. In addition to our relationship with Blizzard, in May 2016, we entered into a five-year exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license the operation of Minecraft in the PRC to us until 2022. In May 2019, we extended the term of the Minecraft license for an additional year to August 2023. If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could harm our operating results and business.

Moreover, the success of our arrangements with our game licensors depends on the popularity of the games licensed to us by them in the Chinese market, which is affected by, among other things, the frequency and success of updates and expansion packs to those games developed by them over which we have no control. Any failure of such licensors to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, provide assistance that enables us to effectively promote the games, or otherwise fulfill their obligations under our license agreements could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in or elimination of our revenues from those games.

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

We also cannot be certain that these licensed online games will be viewed by the regulatory authorities as complying with content restrictions, will be attractive to users or will be able to compete with games operated by our competitors. We may not be able to fully recover the costs associated with licensing these online games if the games are not popular among users in the PRC, and any difficulties in the operation of these licensed games could harm our business, financial condition and results of operations.

We receive relatively lower profits from the operation of online games that we license from third-party developers, and we are subject to certain financial obligations in connection with such licenses.

Our revenue sharing arrangements for games that we license from third-party developers provide us with relatively less profit than games that we develop in-house. Moreover, to secure the rights to games from such developers, we are required, as licensee of the games, to pay them royalties for the games over the terms of the licenses, to make minimum marketing expenditure commitments, or to provide funds for hardware to operate the games. See Item 4.B. “Business Overview—Our Services—Online Game Services—Our Games—Our Game Library—Licensed Games.” for details about these arrangements. In some cases, we may not be able to recoup our investments in such games. We often must make such commitments and investments without knowing whether the games we are licensing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable.

In addition, while we believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet such financial obligations, it is possible that we may seek to sell equity or debt securities or to obtain a credit facility if our obligations exceed our cash resources. The sale of equity or convertible debt securities could result in dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Future alliances may expose us to potential risks.

Strategic alliances with key players in the online game industry and other related industry sectors form part of our strategy to expand our portfolio of online games. In some cases, such alliances may involve our investment into strategic partners, as we have done with a number of game development studios in various countries. However, our ability to grow through future alliances, including through joint ventures and direct investments, will depend on the availability of suitable partners at reasonable terms, our ability to compete effectively to attract these partners, the availability of financing to complete larger joint ventures and investments, and our ability to obtain any required governmental approvals. Further, the benefits of an alliance may take considerable time to develop, and we cannot be certain that any particular alliance will produce its intended benefits.

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

Termination of our material intellectual property licenses could have a material adverse effect on our business.

Certain of our online games rely on intellectual property license agreements which give us the right to use certain names, characters, logos or storylines in connection with online games developed by us. For example, we have a partnership with Marvel Entertainment to create mobile games based on Marvel characters and storylines. If we were to breach any material term of these license agreements, the licensor could terminate the agreement. If the licensor were to terminate our rights to use any such intellectual property for this reason or any other reason, or if a licensor decided not to renew a license agreement upon the expiration of the license term, the loss of such rights could have a material adverse effect on our business. In addition, it can be difficult to identify a suitable intellectual property that can be adapted for use in online games and is recognizable to players in China and elsewhere, and we face significant competition for the rights to such intellectual property from other online game companies. Obtaining license rights, and particularly exclusive license rights, to use third-party intellectual property for use in online games can involve significant expense. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain intellectual property owners based outside of China, and our ability to utilize their intellectual property in China may be adversely affected by the scrutiny of such arrangements by the relevant Chinese authorities.

Even if we obtain license rights for such intellectual property, we cannot assure you that games that we develop utilizing it will be popular and commercial successes and that we will be able to recoup the amounts we pay for the license rights. Moreover, after the expiration of the terms of our license agreements with the relevant copyright holders, we may not be able to renew the agreements with commercial terms that are favorable to us, if at all. Our inability to renew such agreements could force us to discontinue the related online games and have a significant adverse impact on our online game operations and revenues.

Our new games may attract game players away from our existing games, which may have a material adverse effect on our business, financial condition and results of operations.

Our new online games, including mobile games and PC games, may attract game players away from our existing games and shrink the player base of our existing online games, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase time or virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Illegal game servers and acts of cheating by players of online games could harm our business and reputation and materially and adversely affect our results of operations.

Several of our competitors have reported in past years that certain third parties have misappropriated the source codes of their games and set up illegal game servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not to our knowledge experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

In addition, acts of cheating by players of online games could lessen the popularity of our online games and adversely affect our reputation and our results of operations. There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during gameplay in a manner that allowed them to cheat and disadvantage our other online game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. While we have taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the rules of our online games.

If we suspect a player of installing cheating programs on our online games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other media. Such activities to regulate the behavior of our users are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our business, financial condition and results of operations may be materially and adversely affected as a result.

Our online games will be less likely to be successful if we cannot adopt and implement innovative and effective marketing strategies to attract attention to our games from game players in our targeted demographic groups.

A relatively large number of mobile and PC games are typically available at any given time in the markets in which we launch and operate our online games, and such games compete for attention from the same game player population that we target. Our ability to successfully promote and monetize our online games will depend on our ability to adopt and effectively implement innovative marketing strategies, and particularly marketing through online media such as our 163.com website, social media sites, game live streaming sites and other online game forums, and our ability to cross-market new games to players of our current online games. We also engage in a wide range of other promotional activities such as hosting game tournaments and a forum that provides an online community for elite game players, key opinion leaders and masters of the online game industry to interact. If we fail to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of our competitors are more innovative and effective than ours, our online games will be less likely to be successful and as a result we may not be able to achieve an acceptable level of revenue from those games.

Some of our players make sales and purchases of our game accounts and virtual items through third-party auction websites, which may have a negative effect on our net revenues.

Some of our players make sales and purchases of our game accounts and virtual items through unauthorized third-party auction websites in exchange for real money, which we do not and are unable to track or monitor. We do not generate any net revenues from these transactions. Accordingly, purchases and sales of our game accounts or virtual items on third-party websites could lead to decreased sales by us and also put downward pressure on the prices that we charge players for our virtual items and services, all of which could result in lower revenues generated for us by our games. New players may decide not to play our games as a result of any rule changes we might implement to restrict the players’ ability to trade in game accounts or virtual items, which could materially adversely affect our business, financial condition and results of operations.

In addition, such trading activities could run afoul of PRC regulations on virtual currency and subject traders and us to potential liability. See “—Risks Related to Doing Business in China—Restrictions on virtual currency may adversely affect our online game revenues.”

Risks Related to Our Other Businesses

The success and future growth of our Youdao business will be affected by the user acceptance and market trend of integration of technology and learning.

We offer online courses and a number of other learning products and services via our majority-controlled subsidiary, Youdao, Inc., or Youdao. Youdao operates in the intelligent learning industry, and its business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. Intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards. For example, even with the proliferation of internet and mobile devices in China, we believe that some of Youdao’s target students may still be inclined to choose traditional face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that Youdao’s products and services will continue to be attractive to its users in the future. If Youdao’s offering of learning products and services become less appealing to its users, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

If we fail to develop and apply our technologies to support and expand Youdao’s product and service offerings or if we fail to timely respond to the rapid changes in industry trends and user preferences, our Youdao business may be materially and adversely affected.

Over the years, we have developed a number of core technologies to support Youdao’s comprehensive suite of products and services. We also rely on technologies to build and maintain Youdao’s information technology infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by Youdao’s competitors could render its offerings less attractive or obsolete thus materially affecting Youdao’s business and prospects. In addition, our substantial investments in Youdao’s technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies to support and expand Youdao’s product and service offerings or if our competitors develop or apply more advanced technologies, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

Our intelligent learning, music streaming, e-commerce and other innovative businesses are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to these businesses or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our intelligent learning, music streaming, e-commerce and other innovative businesses are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations.

For example, the private education industry in the PRC is subject to various regulations, and certain aspects of Youdao’s business operations may be deemed not to be in full compliance with them. Among other things, a “private school” is required to obtain approval or a permit from the relevant government authorities in China. Although we are of the view that Youdao, as an online education service provider, is different from traditional offline education service providers, it remains unclear in practice as to whether and how an online education service provider needs to comply with the operating permit requirement under applicable PRC law. It is also unclear whether PRC legal restrictions which prohibit after-school training institutions from providing training services to primary and secondary students in the form of consulting would be applicable to NetEase Youdao Computer System Co., Ltd., or Youdao Computer, the variable interest entity, or VIE, through which Youdao provides online education services, as its permitted scope of business includes educational consulting but does not explicitly cover training services to primary and secondary students. In addition, various PRC regulations require that Youdao make certain filings with the relevant provincial regulatory authorities for education and to comply with certain regulatory requirements for its intelligent learning busines. Certain aspects of our Youdao’s business may be deemed to not be in full compliance with such applicable regulatory requirements, with which we have been and are taking measures to comply. As of the date of filing this annual report, we have not received any written notice of warning from, or been subject to penalties imposed by the relevant authorities for alleged failure by Youdao to comply with any applicable regulations and have completed or submitted applications for the filings required by such applicable regulations for most of the mobile apps Youdao operates. We are also preparing the required filings for Youdao’s newly launched and other learning apps. We cannot assure you, however, that we will complete all such filings and comply with other regulatory requirements in a timely manner, or at all.

Our e-commerce business is also subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. See below “—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.” We may also be required to obtain licenses and permits from different regulatory authorities in order to sell certain categories of products on our e-commerce platform. In addition, the online activities of all of these businesses are subject to PRC regulations governing foreign ownership of companies in the internet industry and the licensing requirements pertaining to them, as well as internet access and the distribution of online content including music, music videos, online educational content and other forms of content over the internet. See below “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations, we may be subject to fines and/or other sanctions, and our operations could be disrupted. As these industries are evolving rapidly in China, it is also uncertain whether and how the PRC government would promulgate additional laws and regulations regarding our intelligent learning, music streaming, e-commerce and other innovative businesses. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct these businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. Failure to maintain or regain compliance may materially and adversely affect our business, financial condition and results of operations.

Our controlling interest in Youdao may be diluted if Youdao raises additional capital with the issuance and sale of additional equity in the future.

Youdao, our majority-controlled subsidiary listed on the New York Stock Exchange, may need additional capital in the future to fund its continued operations and support its business growth. As Youdao will continue to invest heavily in sales, marketing and branding efforts and in improving technologies, hiring qualified faculty and research and development, or R&D, personnel and offering additional products, services and content, Youdao may not generate sufficient revenue to offset such expenses. In the future, should Youdao require additional liquidity and capital resources to fund its business and operations, Youdao may need to obtain additional financing, including issuing and selling additional equity or equity-linked securities, or issuing additional equity awards to incentivize its employees, which would dilute our interest in Youdao.

We may be unable to obtain licenses to the music content necessary to provide our music streaming services or to obtain such licenses at an economically viable cost.

Our ability to offer online music streaming services through our music streaming platform, NetEase Cloud Music, depends upon maintaining commercially viable licenses or arrangements with copyright owners for music content which is popular in China. The majority of our agreements with copyright owners are usually non-exclusive, while some of our competitors have been entering into exclusive arrangements for music distribution rights in China. Therefore, our competitors offer certain music content that we do not have and we may lose users if those music content caters to their preferences. The competition in China for exclusive or non-exclusive licenses to distribute music content is fierce. As a result, certain owners of music content or exclusive rights to distribute music content have increased the fees they charge us for their content or distribution rights. This trend could increase our costs and operating expenses and could adversely affect our ability to obtain music content at an economically viable cost.

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

If we fail to anticipate user preferences to provide online music streaming content catering to user demands, or maintain the activeness of our user community, our ability to attract and retain users may be materially and adversely affected.

The success of our music streaming business relies on our ability to anticipate changes in user preferences and industry dynamics, and respond to such changes in a timely, appropriate and cost-effective manner. Music that was once popular with our users may become less attractive if user preferences evolve. If we fail to cater to the tastes and preferences of our users, or fail to deliver superior user experiences, we may suffer from reduced user traffic and engagement, and the financial condition and results of operations of this business may be materially and adversely affected.

We expect that a portion of our future revenues will continue to come from our advertising services, but we may not be able to compete effectively in this market because it is evolving and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising as an important source of revenue for the foreseeable future. The popularity of online advertising in China has been growing quickly in recent years, and many of our current and potential advertisers have gained experience with using the internet as an advertising medium. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

●	macroeconomic conditions and the general level of advertiser spending;
●	the development of a large base of users possessing demographic characteristics attractive to advertisers;
●	competition with other major and emerging online advertising platforms;
●	the development of software that blocks internet advertisements before they appear on a user’s screen;
●	downward pressure on online advertising prices; and
●	the effectiveness of our advertising delivery and tracking system.

Changes in government policy could also restrict or curtail our online advertising services.

Our e-commerce business is subject to challenges and risks, which may lower our profit margin.

We established our e-commerce platform, Yanxuan, in April 2016. Yanxuan primarily sells our private label products, including electronic products, food, apparel, homeware, kitchenware and other general merchandise which we primarily source directly from original design manufacturers in China. This business exposes us to challenges and risks that could lower our profit margin. We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance the recognition of our Yanxuan platform and increase sales of our products on such platform. However, our brand promotion and marketing activities may not be well received by our customers and may not result in the levels of product sales that we anticipate.

We face intense competition from other e-commerce players, private label manufacturers and retailers. The e-commerce industry in China is subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. If we are unable to compete effectively, our e-commerce business’s financial condition and results of operations would be materially and adversely affected. To effectively compete with our competitors in the e-commerce industry, we are also required to adjust and refine our marketing approaches or to introduce new marketing approaches because the marketing approaches and tools in the consumer products market in China are constantly evolving. If we are unable to design marketing activities that will appeal to the Chinese consumers or market in a cost-effective manner, revenues from our e-commerce business will be adversely affected. In addition, our e-commerce business requires us to manage a large volume of inventory effectively and requires a large amount of working capital. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs, which may materially and adversely affect our e-commerce business and financial position.

Moreover, the future growth of our e-commerce business depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. If we are unable to offer products that attract new customers and new purchases from existing customers, our e-commerce business may be materially and adversely affected.

Furthermore, our profit margin from the e-commerce business, even if the business is successful, is likely to be relatively lower than our profit margin from certain of our other businesses, such as our online game business and advertising business. If we cannot successfully address challenges specific to the e-commerce business and compete effectively, we may not be able to recover the costs of our investments, and our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Operations Overall

We may be unable to compete successfully against new entrants and established industry competitors.

The Chinese market for internet content and services is intensely competitive and rapidly changing. Our competition primarily comes from global online game developers and operators, such as Tencent, established online and offline education service providers in China, as well as leading digital media and entertainment providers. Some of our current and potential competitors are much larger than we are, and currently offer, and could further develop or acquire, content and services that compete with us. We mainly compete to:

●	attract, engage and retain users based on the design, quality, popularity and efficacy of our content offerings, the overall user experience of our products and services, as well as the effectiveness of our marketing activities;
●	attract and retain motivated and capable talent, including engineers, game designers, product developers and creative professionals to build compelling content, tools and functions; and
●	win collaboration relationships with game studios and content owners based on our level of expertise in systematically developing original games, delivering a compelling user experience through operational know-how and customizing established game titles for rapid expansion into overseas markets.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may materially and adversely affect our business expansion and results of operations. We increasingly face competition from domestic and international players operating in our markets. Because many of our existing competitors as well as a number of potential competitors have longer operating histories in the internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have, we cannot assure you that we will be able to compete successfully against our current or future competitors or that competition will not have a material and adverse effect on our business, financial condition and results of operations.

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

Our gross profit margin and profitability may be affected by changes in our mix of revenues.

Our gross profit may fluctuate from period to period due to a shifting mix of services and products we sell due to changes in the relative demand for them in the marketplace. Shifts in the mix of our revenue contributed by our different business lines (or by shifts in the sales of individual services or products within such businesses) can impact our gross profit because they generally produces a different level of gross margin. For example, in general our Youdao and innovative businesses and others segments have had lower gross profit margins compared to our online game services segment. These individual gross margins in turn can be impacted in any given period by factors such as competition, the implementation of new regulatory requirements and other factors. If the mix of services and products sold shifts from higher margin business lines to lower margin lines as a result of differing growth rates among such lines (or to lower margin services and products within business lines), our overall gross profit margin and profitability may be adversely affected.

A prolonged slowdown in the PRC or global economy may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

We derive a substantial portion of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile internet usage and advertising. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The rate of economic growth in the PRC has been experiencing a slowdown, and China’s gross domestic product decreased by 6.8% in the first quarter of 2020 compared to the same period in 2019, primarily as a result of the COVID-19 pandemic. In addition, any future escalation of the ongoing trade war between the United States and China or ongoing impact of the coronavirus may negatively impact the growth in both the Chinese economy and the global economy as a whole. Although the PRC government has implemented a number of measures to address the slowdown, we cannot be certain that these measures will be successful. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data.  These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and VIEs and among our company, our subsidiaries, VIEs and other parties with which we have commercial relations.  These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future.  According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations.  In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC.  We have undertaken significant measures in an effort to ensure compliance with the Cyber Security Law.

In addition, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology—Personal Information Security Specification (2017 edition), which took effect in May 2018. and the Standard of Information Security Technology—Personal Information Security Specification (2020 edition), which will take effect on October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller.  Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.  Furthermore, the Cyberspace Administration of China, or CAC, issued the Provisions on the Cyber Protection of Children’s Personal Information, or the Children’s Provisions, which took effect on October 1, 2019. According to the Children’s Provisions, no organization or individual is allowed to produce, release or disseminate information that infringes upon the personal information security of children under 14. Network operators collecting, storing, using, transferring or disclosing children’s personal information are required to enact special protections for such information. We generally comply with industry standards and have established privacy policies to ensure such compliance.  However, compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers.  Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Recently, there has been an increased focus on ensuring that mobile apps comply with privacy regulations. The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019 and commenced a coordinated effort among the CAC, the Ministry of Industry and Information Technology, or MIIT (formerly known as the PRC Ministry of Information Industry, or the MII), the Ministry of Public Security and the State Administration for Market Regulation to combat the illegal collection and use of personal information by mobile apps throughout the PRC.  On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. If any of our mobile apps are not in compliance with these regulations, we could be subject to potentially serious penalties, including revocation of our business licenses and permits.

Furthermore, we may be subject to similar data protection laws and other obligations in jurisdictions outside of China where we operate, including the European Union General Data Protection Regulation, or GDPR. Complying with emerging and changing requirements may cause us to incur substantial costs or require us to change our business practices.  Non-compliance could result in penalties or significant legal liability, including for example, penalties calculated as a percentage of global revenue under the GDPR.

Our privacy policies and practices concerning the use and disclosure of data are posted on the NetEase websites and other online and mobile platforms. Any failure by us, our business partners or other parties with whom we do business to comply with its posted privacy policies or with other applicable privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, financial condition and results of operations.  In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and have a material and adverse effect on our business, results of operations and financial condition.

We may be subject to breaches of our information technology systems, including security breaches and improper access to or disclosure of our data or user data, which could materially adversely affect our reputation and our results of operations and financial position and expose us to liability claims.

Any compromise of the security of our information technology systems could materially adversely affect the operations of NetEase’s websites and other online and mobile platforms, and result in improper disclosure of personal information and other data. We transmit and store over our systems confidential and private information of our users, such as personal information, including names, user IDs and passwords, and payment or transaction related information. For example, we rely on our information technology systems to record and monitor the purchase and consumption of virtual items by our game players, which constitute a significant portion of the revenue generated from our online games. In addition, in relation to our e-commerce business, almost all of the orders and some of the payments for products we offer are made through our websites and our mobile applications, and some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Moreover, we have accumulated a large volume of data, which covers customer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information and customer service information, among others.

Hackers develop and deploy viruses, worms, and other malicious software programs to attack websites or other online and mobile platforms and gain access to networks and data centers, and there have been a number of well-publicized malicious attacks against a variety of companies worldwide to gain access to non-public information. Hackers may also act in a coordinated manner to launch distributed denial of service attacks, or other coordinated attacks, that may cause service outages or other interruptions. In addition, we distribute our contents to users based on user interest levels indicated by their past viewing behavior. As a result, our content distribution platforms and the results of our user behavior analysis are subject to attempts of improper access or creating false or undesirable user accounts for purposes of spreading misinformation.

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

In the case of a breach of our systems, our data on the purchase and consumption of virtual items by our game players and other personal information of our users such as users of our intelligent education and e-commerce products may be compromised. As a result, our ability to accurately recognize revenues from certain of our online games and the playing experience of our game players could be materially and adversely affected. Moreover, if a computer security breach allows unauthorized access to or release of personal information and other data of our users, our reputation and brand could be materially damaged and use of the NetEase websites and other online and mobile platforms could decrease. We could also be exposed to a risk of loss or litigation and possible liability, which could result in a material adverse effect on our business, results of operations and financial condition.

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

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. Most of our servers and routers are currently located at several different locations in China. Our disaster recovery plan may not fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a system shutdown. We do not carry any business interruption insurance. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

Our business could be adversely affected by widespread public health or other outbreaks and epidemics.

COVID-19, a novel strain of coronavirus, has spread worldwide. This outbreak has caused, and may continue to cause us and certain of our business partners, including game licensors, suppliers, customers, advertisers and manufacturers, to implement temporary adjustments of work schemes allowing employees to work from home. We have taken measures to reduce the impact of this outbreak, including monitoring our employees’ health and optimizing our technology system to support potential growth in game player traffic. However, we and certain of our business partners might still experience lower work efficiency and productivity, which may adversely affect our service quality. This outbreak has also caused restrictions on our employees’ and our business partners’ ability to travel. In addition, the deterioration in economic conditions in connection with the outbreak globally has caused, and may continue to cause, decreases or delays in advertising and marketing service spending and budgets of customers across our platforms. As a result of any of the above developments, our business, financial condition and results of operations could be materially and adversely affected.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus or treat its impact, among others. There have also been other outbreaks of epidemics in China and globally in recent years. Our operations could be disrupted if any future outbreak occurs in China, where substantially all of our revenue is derived, or in Beijing, Shanghai, Guangzhou and Hangzhou, where most of our employees are located. Our operations may be impacted due to closures of our offices or the sickness or death of our key officers and employees. Our operations could also be severely disrupted if such health problems or outbreak lead to a general slowdown in the Chinese economy or if our suppliers, customers or business partners were affected by such natural disasters, outbreaks or health epidemics.

From time to time we may evaluate and consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We from time to time evaluate and enter into discussions regarding a wide array of potential long-term investments, merger or acquisition transactions. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating with another company or integrating an acquired company, business, asset or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

●significant costs of identifying and consummating acquisitions;
●diversion of management time and focus from operating our business to acquisition integration challenges;
●difficulties in integrating the management, technologies and employees of the acquired businesses;
●implementation or remediation of controls, procedures and policies at the acquired company;
●coordination of products and services, engineering and sales and marketing functions;
●retention of employees from the businesses we acquire;
●liability for activities of the acquired company before the acquisition;
●potential significant impairment losses related to goodwill and other intangible assets acquired or investments in other businesses;
●litigation or other claims in connection with the acquired company;
●significant expenses in obtaining approvals for the transaction from shareholders and relevant government authorities in China;

●in the case of overseas acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and
●failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business generally. If we use our equity securities to pay for acquisitions, we may dilute the value of your American depositary shares, or ADSs, and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions and investments may also lead to significant amortization expenses related to intangible assets, impairment charges or write-offs.

If our server and bandwidth service providers fail to provide these services, our business could be materially curtailed.

We rely on affiliates of China Telecom, China Unicom, and China Mobile to provide us with server and bandwidth service for internet users to access the NetEase websites and other online and mobile platforms. If China Telecom, China Unicom, and China Mobile or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

We also rely on cloud servers maintained by third-party cloud service providers particularly for our overseas games. We do not control the operation of these providers or their facilities, and the facilities are vulnerable to damage, interruption or misconduct. Unanticipated problems at these facilities could result in lengthy interruptions in our services. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our business or reputation or we could be required to retain the services of replacement providers, which could increase our operating costs.

We may be held liable for information or content displayed on, retrieved from or linked to the NetEase websites and other NetEase’s online and mobile platforms.

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase websites and other online and mobile platforms. We are involved in intellectual property infringement claims or actions from time to time and are occasionally subject to defamation claims or infringement claims related to individual’s publicity rights. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to copyright, defamation and other claims based upon user-generated content that is accessible on the NetEase websites or other online and mobile platforms such as content and materials posted or uploaded by users on message boards, online communities, social media platforms, voting systems, e-mail, chat rooms or our other online and mobile platforms including NetEase Cloud Music, NetEase CC live streaming platform and the NetEase News App. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase web-based e-mail services could seek damages from us for:

●unsolicited e-mails;
●lost or misplaced messages;
●illegal or fraudulent use of e-mail; or
●interruptions or delays in e-mail service.

We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We have undertaken, and may undertake in the future, divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. For example, in September 2019, we sold our e-commerce platform Kaola. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. These factors may make it difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the contractual arrangements with our VIEs do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change in the future, we may be subject to penalties or be forced to relinquish our interests in those operations.

Due to legal restrictions on foreign investment in Chinese companies providing value-added telecommunications services and holding ICP licenses and other regulated licenses, we operate our three business segments through contractual arrangements with the VIEs and their equity holders. The contractual arrangements enable us to (i) hold effective control over the VIEs; (ii) receive the substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law or request any existing shareholders of the VIEs to transfer any or part of the equity interest in the relevant VIE to another PRC person or entity designated by us at any time at our discretion. Because of the contractual arrangements, we are the primary beneficiary of the VIEs and their respective subsidiaries and consolidate the results of operations of the VIEs into ours. Our VIEs and their respective subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

If the PRC government finds that our contractual arrangements do not comply with the existing or future restrictions on foreign investment, or if the PRC government otherwise finds that we, the VIEs or any of their subsidiaries are in violation of the existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure the relevant ownership structure or operations;
●	restricting our financing activities to finance the business and operations of our VIEs; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of VIEs that most significantly impact their economic performance and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the VIEs and their respective subsidiaries into our consolidated financial statements. Please also see the below risk factors “— Substantial uncertainties exist with respect to how the 2019 Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.” and “— Risks Related to Doing Business in China—The Chinese government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.”

Substantial uncertainties exist with respect to how the 2019 Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Standing Committee of National People’s Congress promulgated the Law of Foreign Investment, or the 2019 Foreign Investment Law, which became effective on January 1, 2020. The 2019 Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to interpretation and implementation of the 2019 Law of Foreign Investment, especially in regard to, including, among other things, the nature of VIE structure, the promulgation schedule of both the “negative list” under the 2019 Foreign Investment Law and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See Item 4.B. “Business Overview—Our Organizational Structure.” While the 2019 Foreign Investment Law and its implementation regulations which took effect on January 1, 2020 do not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

In the event that any possible future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the 2019 Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the VIE contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the 2019 Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries after such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our contractual arrangements with our VIEs may not be as effective in providing operational control as direct ownership. If our VIEs or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Our VIEs are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites and other online and mobile platforms, or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. Many PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or cause us to suffer significant delay or other obstacles in the process of enforcing these agreements, and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with certain of our affiliated entities and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with certain affiliated entities, including Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Hangzhou NetEase Leihuo Technology Co.,Ltd. (formerly known as Hangzhou NetEase Leihuo Network Co., Ltd.), or Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet, and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our VIEs for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from these affiliated entities or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites or other online and mobile platforms.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of December 31, 2019, approximately 45.1% of our outstanding ordinary shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders

A majority of the share capital of certain of our affiliated entities are held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, William Lei Ding, directly or indirectly holds the majority interest in certain of our VIEs. As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our board of directors other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by certain of our affiliated entities.

Our operations are currently dependent upon our commercial relationships with our VIEs, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently do. In addition, our VIEs may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.” As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ADSs and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with our VIEs and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and VIEs are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” for further details. Any limitation on the ability of our PRC subsidiaries and VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

Our arrangements with certain of our affiliated entities and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with our VIEs and their respective shareholders were not entered into based on arm’s-length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes. In addition, the PRC tax authorities may also impose late payment interest.

A transfer of shares of certain of our affiliated entities may trigger tax liability.

If we need to cause the transfer of shareholdings of our VIEs from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

We may lose the ability to use and enjoy assets held by any of our principal VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our principal VIEs hold assets that are material to our business operations, such as our certain intellectual property and core licenses and permits. Although the VIE contracts between our subsidiaries and VIEs and the shareholders of our VIEs contain terms that prohibit the shareholders of our VIEs from adversely affecting the existence of the VIEs, in the event the shareholders breach this obligation and voluntarily liquidate our VIEs, or if any of our VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

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

Currently, to operate our business in compliance with all the relevant ICP-related Chinese regulations, we have control over our websites and other online and mobile platforms through contractual arrangements. For example, we rely mainly on contractual arrangements with Guangzhou NetEase and Hangzhou Leihuo and their approvals to operate as ICPs as a result of restrictions on foreign investment for businesses providing value-added telecommunications services in China, including internet information services. In addition, Shanghai EaseNet holds the Value-Added Telecommunications Business Operating License issued by the Shanghai Provincial Telecommunications Bureau and the Internet Culture Operating License from the Ministry of Culture, or the MOC (later superseded by the Ministry of Culture and Tourism, or the MOCT), and we rely on contractual arrangements with Shanghai EaseNet for our operations of online games licensed from Blizzard.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for internet advertising, online games, e-commerce, and other innovative services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties, fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with our VIEs if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide internet content services, internet advertising services, e-commerce services or other innovative services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

The Chinese government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.

Foreign ownership of certain types of telecommunications and internet businesses which we operate, including value-added telecommunications services, internet cultural services and internet publication services, is subject to restrictions under applicable PRC laws. For example, on September 28, 2009, General Administration of Press and Publication, or GAPP, together with the National Copyright Administration and National Office of Combating Pornography and Illegal Publications issued a Notice on Further Strengthening Pre-examination and Pre-approval of Online Games and Administration of Imported Online Games Approval, or Circular 13. According to Circular 13, foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. In addition, the Administration of Online Publishing Service jointly issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (later superseded by the National Radio and Television Administration, or NRTA) and MII (later superseded by the MIIT), effective on March 10, 2016, forbids foreign investments in the online publishing business.

With respect to our internet media business, the CAC’s Provisions for the Administration of Internet News Information Services, which became effective from June 1, 2017, expressly prohibit any Sino-foreign equity joint venture or cooperative joint venture or any foreign-funded enterprise to conduct internet-based news information services. We believe we are in compliance with such requirement because our internet media business is conducted through our contractually controlled VIEs that are PRC entities. Additionally, in accordance with the Several Opinions on the Introduction of Foreign Capital to the Culture Sector (Wen Ban Fa [2005] No. 19) issued by the MOC (later superseded by the MOCT) on July 6, 2005, foreign investors (excluding Hong Kong and Macau) are prohibited from establishing or operating internet-based cultural institutions. It is unclear what activities count as “operating internet-based cultural institutions,” however certain services we provide in our innovative businesses and others segment are likely to be deemed as such. We believe we are also in compliance with this requirement because we operate our other innovative businesses and other services through our contractually controlled VIEs.

It is unclear whether the authorities will deem our VIE structure as a kind of such “indirect ways” by foreign investors to gain control over or participate in domestic online game operators, internet-based news information services or internet-based cultural institutions. If our VIE structure is deemed as one such “indirect way,” our VIE structure may be challenged by the authorities and the authorities may require us to restructure our VIE structure and take action to prohibit or restrict our business operations. In such case, we may not be able to operate or control business in the same manner as we currently do and may not be able to consolidate the VIEs. Please also see “Risks Related to Our Corporate Structure” above for a discussion of the risks associated with our VIE structure.

In recent years, the PRC government has been promoting foreign investment reform in some sectors and purported to loosen the foreign investment restrictions in those sectors. For example, the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by the MIIT on June 19, 2015, allows foreign investors hold up to 100% of the equity interests in an online data processing and transaction processing business (operational e-commerce) in China. In addition, the National Development and Reform Commission and the Ministry of Commerce jointly published the 2019 edition of the Special Administrative Measures for Access of Foreign Investments, which came into effect on July 30, 2019. The measures remove some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to 100% of the equity interests in e-commerce, domestic multi-party communication, e-storage and forwarding and call center businesses in China. It is unclear how these new policies will be implemented. More generally, the authorities in China have broad discretion in the determination and interpretation of the rules and regulations regarding foreign investment in the telecommunications and internet business, which may adversely impact our financial statements, operations and cash flows.

The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the MOC (later superseded by the MOCT) and the MII (later superseded by the MIIT) jointly issued an opinion which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under 18 years of age from playing certain games. Subsequently, in August 2005, GAPP (later superseded by the NRTA) proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under 18 years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Anti-Addiction Notice, which confirmed the real-name verification proposal and required online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we implemented our anti-addiction system to comply with the Anti-Addiction Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Anti-Addiction Notice.

To identify that a game player is a minor and is thus subject to the online game anti-addiction system, a real-name registration system must be adopted to require players to register their real identity information before playing online games. Pursuant to the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, or the Commencement of Real-Name Authentication Notice, issued by eight government authorities on July 1, 2011, online game (excluding mobile game) operators must submit the identity information of game players which needs to be further verified to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification since October 1, 2011, in an effort to prevent minors from using an adult’s ID to play online games. Violation of the Anti-addiction Notice and the Commencement of Real-name Authentication Notice could result in the termination of the operation of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia, or the Implementation Scheme, was issued jointly by eight PRC regulatory authorities at the national level, including the GAPP and the SART (later superseded by the NRTA). The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the GAPP will control the number of new online games and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the State Administration of Press and Publication promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 22:00 to 8:00 the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed 3 hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor's age. We have updated our anti-addiction systems accordingly to comply with the above-mentioned requirements. We do not believe that the Implementation Scheme has any material impact on our gaming operations, but we cannot assure you that any future regulations or restrictive rules will not adversely affect our operations.

On July 10, 2019, the MOC (later superseded by the MOCT) announced the abolishment of the Interim Measures on Administration of Online Games, or the Online Games Measures, which had previously regulated activities related to the online game industry, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. As of the date of the filing of this annual report, no laws and regulations had been promulgated or published to replace the Online Games Measures. We cannot be sure if or when any future regulations or restrictive rules in this regard will be promulgated and whether they would negatively impact our operations, including by increasing our compliance costs and negatively impacting our ability to launch and operate new games.

The Chinese government has not enacted any laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our PC and mobile massively multiplayer online role-playing game, or MMORPG, which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. Other than the General Rules on the Civil Law of the People’s Republic of China, which was passed by the National People’s Representative Meeting on March 15, 2017 and took effect on October 1, 2017, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

Restrictions on virtual currency may adversely affect our online game revenues.

A large part of our online game revenues are collected through the sale of prepaid points, as described elsewhere on this annual report.

On February 15, 2007, the MOC (later superseded by the MOCT), the People’s Bank of China, or PBOC, and 12 other PRC regulatory authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which strengthens the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. Under the Internet Cafés Notice, the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a clear distinction between virtual transactions and real transactions, so that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC (later superseded by the MOCT) and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Online Game Virtual Currency Notice, which defined “Virtual Currency” as a type of virtual exchange instrument that is issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Online Game Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. The Online Game Virtual Currency Notice’s stated objective is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. To accomplish this, the Online Game Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and to refrain from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Online Game Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from conducting lucky draws or lotteries in which participants pay cash or virtual currency to win game items or virtual currency. The Online Game Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and to not provide virtual currency trading services to minors.

In order to comply with the requirements of the Online Game Virtual Currency Notice, we may need to change our prepaid point card distribution and database systems, resulting in higher costs of our online game operation, lower sales of our prepaid cards, or other changes in our business model. Such changes may therefore have an adverse effect on our revenues from online games.

Information displayed on, retrieved from or linked to the NetEase websites and other online and mobile platforms may subject us to claims of violating PRC laws.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national security of China, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites and other online and mobile platforms could result in significant penalties, including a temporary or complete cessation of our business.

Multiple organizations are involved in the administering of such regulations, including the Propaganda Department of the Chinese Communist Party, which has been given the responsibility to censor news published in China to ensure a particular political ideology, and the CAC, which has been given the responsibility to protect, supervise and administer cyber security issues in China. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their media and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The Ministry of Public Security has also from time to time prohibited the distribution over the internet of information which it believes to be socially destabilizing.

The Ministry of Public Security has the authority to require any local internet service provider to block any website maintained outside China at its sole discretion. The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. The term “state secrets” has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under any of these pronouncements for content and materials posted, uploaded or transmitted by users on our platform. User-generated content is accessible on the NetEase websites and our other online and mobile platforms including NetEase News App and NetEase Cloud Music, such as content and materials posted or uploaded by users on message boards, online communities and social media platforms. We have implemented an efficient and thorough content screening and monitoring mechanism for NetEase Cloud Music and our other platforms which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively. Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

In addition, under the relevant regulations, internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We rely on a combination of copyright, trademark, patent and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective in preventing unauthorized parties from copying or otherwise obtaining and using our technology or imitating our name, private label merchandise or other intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology or other intellectual property.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, our current and future business activities, including our portal service and private label merchandise, may infringe upon the proprietary rights of others, and third parties may assert infringement claims against us, including claims alleging, among other things, copyright, trademark or patent infringement. Third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or to license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical. See Item 4.B. “Business Overview—Intellectual Property.”

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

Our e-commerce business is subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law.  If these regulations were to change or if we or our suppliers were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our e-commerce platform and hurt our business and results of operations.  For example, the amended Consumer Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, with a particular focus on businesses that operate via the Internet.  Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if the purchased are made through the Internet.  Consumers whose interests have been harmed due to their purchase of goods or acceptance of services on e-commerce platforms may claim damages from sellers or service providers.

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

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective on September 1, 2010 and require that non-financial institutions engaging in the business of effecting payments and settlements before September 1, 2010 obtain a permit from the PBOC by August 31, 2011 to continue operating their business. We currently operate an online payment platform used by both distributors of our prepaid points and end-users of our online services, which requires a permit under the PBOC Measures. In addition, on December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Internet Payment Services of Non-banking Payment Institutions, or the PBOC Notice 43, which took effect on July 1, 2016. According to the PBOC Notice 43, a payment institution is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients. Pursuant to the PBOC Notice 43, a payment institution shall not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest be allowed to accrue upon the transferred customer reserve funds. On June 29, 2018, the PBOC issued a further notice that requires payment institutions to cause up to 100% of the customer reserve funds to be transferred to the above-mentioned account.

We are in compliance with the PBOC Notice 43 and the recent PBOC requirement to transfer our customer reserve funds to its designated bank account with no interest accrual, however, we cannot predict how the regulations relating to financial transactions will evolve or be certain that we will be able to maintain compliance with all relevant regulations at a reasonable cost. Any inability to continue operating our current online payment platform would likely materially and adversely affect the operation and profitability of our business.

The uncertain legal environment in China could limit the legal protections available to you.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have less precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 40 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, many of these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, certain contracts governed by PRC law may contain less detail and may not be as comprehensive in defining contracting parties’ rights and obligations in some instances. As a result, those contracts are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement by the court in China is not as developed as in the United States, and the result of contract dispute in certain cases is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving material contracts, even without merit in plaintiff’s regard, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development, or OECD. These differences include:

●economic structure;
●level of government involvement in the economy;
●level of development;
●level of capital reinvestment;
●control of foreign exchange;
●inflation rates;
●methods of allocating resources; and
●balance of payments position.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as an HNTE and/or a “Key Software Enterprise.” For example, Boguan and NetEase (Hangzhou) Network Co., Ltd., or NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2017, 2018 and 2019. In addition, Boguan, NetEase Hangzhou and certain other subsidiaries were each qualified as a Key Software Enterprise in 2017, 2018 and 2019 and enjoyed tax benefits in 2017, 2018 and 2019 relating to a further reduced preferential tax rate of 10%. See Item 5.A. “Operating Results—Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries in the future, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year or the following tax year. The qualifications for HNTE or “Software Enterprise” or “Key Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China. Without any preferential tax status, the standard EIT rate of 25.0% will apply. Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and VIEs may need to pay additional taxes, which could have a material adverse effect on our results of operations.

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

Under the implementation rules of the Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. Similarly, gains realized on the transfer of ordinary shares or ADSs by “non-resident enterprises” are also subject to a 10.0% PRC EIT if such gains are regarded as income derived from sources within the PRC. A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or the SAT Circular 9, which was issued on February 3, 2018 by the SAT and effective on April 1, 2018, provides that a “non-resident enterprise” which does not engage in substantive business activities may not be deemed to be a beneficial owner that is entitled to the above-mentioned reduced income tax rate of 5%. It is unclear at this stage whether SAT Circular 9 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under SAT Circular 9 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by a non-PRC company.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which has been further amended by the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or Bulletin 37, issued by the State Administration of Taxation on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

Fluctuation in Renminbi exchange rates could adversely affect the value of our ADSs and any cash dividend declared on them.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government allowed the RMB to appreciate slowly against the U.S. dollar again, and it had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014. Between January 2014 and December 2019, the RMB depreciated against the U.S. dollar by approximately 15%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar. Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ADSs in U.S. dollar terms.

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

On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Incentive Plan Rule. Under the Stock Incentive Plan Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We have registered with and obtained approvals from the SAFE office in Beijing for the participants of our equity compensation plans who are PRC citizens. Nevertheless, if we or such PRC participants fail to comply with these regulations, we or such PRC participants may be subject to fines and other legal or administrative sanctions.

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

RISKS RELATED TO OUR ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the trading prices of our ADSs ranged from US$209.01 to US$325.00 per ADS in 2019. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies that have listed their securities in the United States, may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our ADSs may be adversely and materially affected, regardless of our actual operation performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our operation, including the following:

●	variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other market players in our industries;
●	announcements made by us or our competitors of new features or functionalities or other product and service offerings, investments, acquisitions, strategic relationships, joint ventures or capital commitments;
●	press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations or proceedings that involve us;
●	additions to or departures of our management;
●	political or market instability or disruptions, and actual or perceived social unrest in the markets in which we operate;
●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar, or HK dollar, and the U.S. dollar;

●	sales or perceived potential sales or other dispositions of existing or additional ADSs or other equity or equity-linked securities;
●	any actual or alleged illegal acts of our senior management or other key employees;
●	any share repurchase program; and
●	regulatory developments affecting us or our industry, customers, licensors and other suppliers.

In particular, our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future, which may adversely impact the trading price of our ADSs. Historically, our revenues from advertising and certain other online services have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets and the fourth quarter being the strongest. Usage of online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays during which school-aged users have more time to use such services and play games. Our Youdao platform tends to have larger student enrollments in the second and fourth quarters when it offers more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, than it does in the rest of the year. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading price of our ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2019. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, or the MOF. The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the US and the PRC. The PCAOB continues to engage in discussions with the CSRC and the MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges. However, the implementation procedures of the MOU remain uncertain.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as NASDAQ of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation will be enacted.

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

In January 2014, the administrative law judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months.

In February 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the Chinese firms to follow detailed procedures and to seek to provide the SEC with access to these firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year anniversary occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the Big Four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, we may not be able to continue to meet our reporting obligations under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

Holders of our ADSs may have difficulty effecting service of process and enforcing judgments obtained against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

We are a Cayman Islands company, and the major portion of our assets are located outside the United States. A substantial portion of our current operations are conducted in the PRC. In addition, all of our directors and executive officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for holders of our ADSs to effect service of process within the United States upon these persons. It may also be difficult for holders of our ADSs to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in the Cayman Islands and the PRC.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law which provides, among other things, that without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

If we are classified as a passive foreign investment company, or PFIC, such classification could result in adverse U.S. federal income tax consequences to U.S. investors.

We could be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

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

We do not believe that we were a PFIC for the taxable year 2019. The PFIC determination is highly fact intensive and made at the end of each taxable year. For these reasons, there can be no assurance that we were not a PFIC in 2019 or that we will not be a PFIC in any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

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

If we are a PFIC in any year with respect to a U.S. Holder (as defined below), the U.S. Holder will be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our shares or ADSs and any gain realized on the disposition of our shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621 or other then applicable IRS Form or statement) relating to their ownership of our shares or ADSs. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E “Additional Information—Taxation—United States Federal Income Taxation.”

Item 4   Information on the Company

A.           History and Development of the Company

Our business was founded in June 1997, and we began offering search services and free web-based e-mail starting mid-1997 and early-1998, respectively. In mid-1998, we changed our business model from a software developer to an internet technology company and commenced developing the NetEase websites. In mid-1999, we established our advertising sales force to sell advertisements on the NetEase websites and also began to offer online platforms and provide online shopping mall and other online services in China. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services. We launched our first e-commerce platform, Kaola, in January 2015 which we subsequently sold in September 2019. We launched our second e-commerce platform, Yanxuan, in April 2016.

In addition to organic growth, we have also recently made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. In 2018 and 2019, we entered into definitive agreements with several investors for an over $1.4 billion financing for NetEase Cloud Music, our music streaming platform. Following the closing of such financing in 2019, we maintained a majority ownership in NetEase Cloud Music.

On October 26, 2019, Youdao, one of our majority-controlled subsidiaries, completed its initial public offering on the New York Stock Exchange. After Youdao’s offering, we continue to control Youdao and consolidate it in our financial results.

Our company was incorporated in the Cayman Islands, and it operates under the Cayman Islands Companies Law (2020 Revision). Our principal executive offices are located at NetEase Building, No.599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. Our telephone number is (86-571) 8985-3378.

Our principal capital expenditures for 2019 consisted mainly of the construction of our new office buildings and warehouses in Guangzhou and Hangzhou in China, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure for a total of approximately RMB1,209.5 million (US$173.7 million). Our principal capital expenditures for 2018 consisted mainly of the construction of our new office buildings in Hangzhou and Guangzhou in China, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure, for a total of approximately RMB2,169.4 million. Our principal capital expenditures for 2017 consisted mainly of costs incurred for the construction of our new office buildings in Zhoushan, Guangzhou and Hangzhou in China, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure, for a total of approximately RMB1,654.5 million. In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalty fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games.

As of December 31, 2019, we had capital expenditure commitments of RMB1,472.6 million (US$211.5 million) for 2020 onwards, which primarily consist of commitments made in connection with the construction of new office buildings in Guangzhou and Shanghai. Our capital expenditures in 2019 have been, and future capital expenditures are expected to continue to be, funded by operating cash flows and our existing capital resources.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our company website can be accessed at http://ir.netease.com.

B.           Business Overview

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China through our subsidiaries, including our VIEs. Due to legal restrictions and prohibitions on foreign investment in Chinese companies providing, among other things, value-added telecommunications services, internet cultural services and internet publication services, we operate our three business segments through contractual arrangements with the VIEs and their VIE equity holders. The contractual arrangements enable us to: (a) collectively exercise effective control over our VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of our VIEs and their subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permissible under PRC laws. The VIEs hold ICP licenses and other regulated licenses in which foreign investment is restricted or prohibited and operate our internet businesses and other businesses. Under the contractual arrangements, we provide our computer software, mobile applications, technologies and relevant services to such affiliated companies and they operate the NetEase online game services, education platforms, websites, as well as our other online businesses. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a result of these contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these entities. We therefore consolidate the results of operations of these entities and their subsidiaries in our consolidated financial statements. See also Item 5 “Operating and Financial Review and Prospects.”

Any violations by our VIEs of our agreements with them could disrupt our operations or adversely affect our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

The diagram below shows our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and certain other subsidiaries and VIEs as of April 17, 2020, other than our joint venture with Blizzard, which is described separately in this section.

(1)	Hangzhou NetEase Leihuo Technology Co., Ltd. is owned by two of our employees.
(2)	Each of Guangzhou NetEase Computer System Co., Ltd and Hangzhou Ledu Technology Co., Ltd. is 99.0% owned by William Lei Ding, our founder, Chief Executive Officer and director, and 1.0% by two of our employees, respectively. Our indirect, wholly owned subsidiary NetEase Information Technology (Beijing) Co., Ltd. is also a party to certain contractual arrangements with Guangzhou NetEase Computer System Co., Ltd.
(3)	Beijing NetEase Youdao Computer System Co., Ltd. is 71.1% owned by William Lei Ding and 28.9% owned by the chief executive officer of Youdao, Inc.

OUR SERVICES

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. We currently offer over 140 mobile and PC games across a wide range of genres, satisfying the ever growing and diversifying needs of the gamer community. Leveraging on our user insights and execution expertise, we have also incubated and developed in-house a pipeline of innovative and successful businesses, including intelligent learning and other businesses, ranging from music streaming and private label e-commerce to internet media, e-mail service and others. As of December 31, 2019, we had approximately 1.0 billion registered e-mail users and more than 800 million NetEase Cloud Music registered users. We also had over 100 million Youdao average monthly active users, or MAUs, in 2019.

Online Game Services

Our Games

Our game products and services are comprised of in-house developed mobile and PC games as well as games licensed from renowned global developers. As a global early mover that anticipated and captured the trend toward mobile games, we have significantly expanded our portfolio of mobile game offerings in recent years. At the same time, our flagship titles continue to provide solid support for our online games business with persistent longevity and user loyalty. In addition, while solidifying our leadership position in the Chinese domestic market, we have also expanded globally with launches in Japan, Southeast Asia, the United States and other international markets.

Our Game Library

Mobile games

Mobile games have gained increasing popularity and an expanding user base as internet users in China and across the world rely more and more on mobile devices to access the internet. We are one of the largest mobile game providers globally in terms of game revenue, having commercially launched over 100 mobile games of various genres as of December 31, 2019, including in-house developed and licensed MMORPGs, collectible card games, or CCGs, first-person shooter games, battle arena games, and simulation games, or SLGs. Revenues from mobile games accounted for 71.4% of our net revenues from online game services in 2019.

To date, the majority of our most popular mobile games are in-house developed games. We have launched the mobile versions of our in-house developed flagship MMORPGs, including the Fantasy Westward Journey and Westward Journey Online mobile games. We distribute our mobile games through partnerships with major Android- and iOS-based application stores in China, as well as our proprietary distribution channels. We offer a variety of in-game virtual items that players can purchase, including avatars, skills, privileges and other in-game consumables, features and functionalities.

The table below sets forth our major mobile games developed in-house:

Game	Genre	Date of Initial Launch
Mobile Version of Fantasy Westward Journey II	Turn-based MMORPG	July 2013
Mini Westward Journey	CCG	April 2014
Battle to the West	CCG & MOBA	October 2014
Fantasy Westward Journey mobile game	Turn-based MMORPG	March 2015
Westward Journey Online mobile game	Turn-based MMORPG	September 2015
Invincible	SLG	October 2015
The mobile version of New Ghost	Real-time MMORPG	May 2016
Onmyoji	CCG & RPG	September 2016
Knives Out	Battle Arena	November 2017
Rules of Survival	Battle Arena	November 2017
All About Jianghu	Real-time MMORPG	January 2018
Identity V	Battle Arena	April 2018
Ancient Nocturne	CCG & RPG	September 2018
Life-After	Cooperative Survival RPG	November 2018
Xuan Yuan Sword: Dragon Upon the Cloud	MMORPG	October 2019
Fantasy Westward Journey 3D	3D MMORPG	December 2019

Notes:

MOBA= multi-payer online battle arena, and RPG= role-playing game.

PC games

We launched our first PC based MMORPG, Westward Journey Online, in December 2001. Subsequently, we launched Westward Journey Online II in August 2002 and our second original PC based MMORPG, Fantasy Westward Journey, in January 2004. Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey Online in 2013. Both game series remain popular with gamers today as a result of continued content updating and innovation in play modes over the past two decades.

PC game players can purchase prepaid points to pay for game playing time, virtual items and other fee-based services that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items and other fee-based services, as well as change the features of virtual items based on player feedback, market trends and other factors.

The table below sets forth our major PC games developed in-house:

Game	Genre	Date(s) of Launch and Major Upgrade
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	August 2002 September 2013
Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II)	2D MMORPG, classical Chinese setting	January 2004 July 2013
Tianxia III	3D MMORPG, classical Chinese setting	October 2011
New Ghost (a new version of Ghost II)	2.5D MMORPG, classical Chinese setting	April 2012 September 2015
Justice	3D MMORPG, classical Chinese setting	June 2018

Licensed Games

In addition to our in-house developed mobile and PC games, we also offer games licensed from other international game developers, including Blizzard and Microsoft. For further details, see Item 4.B. “Business Overview—Our Services—Online Game Services—International Partnership and Investment.” Revenues from licensed games accounted for 8.8%, 7.5% and 7.5% of our total revenues in 2017, 2018 and 2019, respectively.

Global Presence

We continue to advance our games and make inroads that expand our reach in overseas markets. We have launched more than 50 mobile games in global markets since 2015. Our mobile game, Knives Out, has remained popular in Japan since its launch in 2017 and topped Japan's iOS grossing chart multiple times in 2019. Identity V, which we launched in Japan in 2018, also topped Japan’s iOS grossing chart in September 2019, further evidencing our potential to operate a diverse range of games in overseas markets over the long term.

In addition to our success in Japan, we have expanded our footprint across more regions. In December 2019, we launched MARVEL Super War in several Southeast Asian markets where it topped many of the iOS download charts. We have also further enhanced our global R&D capabilities by launching a video game studio in Canada in 2019.

International Partnership and Investment

Building on our strong in-house content development capabilities, we have formed strategic partnerships and collaborations with world-famous game studios and content owners. As a leader in online games in China, we have successfully attracted leading international game studios and content owners with our development and operational capabilities, such as Blizzard, Marvel, Microsoft and Warner Brothers, to co-develop and/or operate games in China and abroad. We also invest in leading global studios across the world to strengthen our development capabilities and diversity.

For example, we have been partnering with Blizzard since 2008 to exclusively operate a number of its games in China, including World of Warcraft, the StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm and Overwatch. Blizzard has also licensed us on an exclusive basis in China its Battle.net® platform, which enables multi-player interaction within these games and other online services. In January 2019, we further extended our partnership for a four-year term. Furthermore, we are currently co-developing Diablo ImmortalTM with Blizzard, an MMO action-RPG. We have also entered into a partnership with Marvel in May 2019 to create original entertainment content based on internationally beloved Marvel characters and stories. We are jointly developing products including games, television series and comic books that feature Marvel characters for users in China and beyond.

In addition, in May 2016, we entered into a five-year exclusive agreement with Microsoft, pursuant to which Microsoft agreed to license both the mobile and PC versions of Minecraft to us for operation in China until 2022. In May 2019, we extended the term of the Minecraft license for an additional year to August 2023. We successfully introduced both versions of Minecraft in China across various platforms in 2017.

We continue to establish and deepen collaboration with other leading international game studios, including entering into a joint development agreement with Codemasters, a leading UK game studio focusing on racing games, as well as making minority investments in Bungie, an independent game studio in the United States, Quantic Dream, an independent game studio based in Paris, and Behaviour Interactive Inc., Canada’s leading independent game studio.

Game Design and Development

Building upon the success of our classic titles, we have accumulated a better and deeper understanding of our users in terms of their interests and preferences in style, aesthetics and gameplay. We have integrated our experience and know-how into the design of our new games, enhancing our ability to deliver popular titles to users. We have established multiple studios of game developers to research and develop new games and expansion packs.

Our Franchises

We continue to build upon existing successful games to offer multi-dimensional content by leveraging our in-house developed franchises and intellectual property. Our Fantasy Westward Journey and Westward Journey Online franchises remain popular and have been instilled in the collective memory of generation of Chinese players. We further expanded the reach of these franchises through the introduction of Fantasy Westward Journey 3D in December 2019, captivating both returning fans and new players.

In addition to growing and strengthening our existing franchise, we have continually incubated new ideas and delivered new and long-lasting game titles to our users. For example, Onmyoji is one of our younger franchises built in-house. As we introduced more innovative new storylines, characters and other content, the influence of Onmyoji's IP continues to grow and resonate with more game players. Onmyoji topped the China iOS grossing chart multiple times during 2019 after more than three years of operation, and it has spun off three successful mobile games, been adapted into a feature motion picture and a musical and inspired a themed coffee shop. Another in-house developed young IP is Identity V, which we believe has the potential to become another successful NetEase franchise. We are continually enriching this IP through a variety of initiatives, including e-sports, IP collaborations and off-line activities. We have hosted a number of high-profile events featuring Identity V, including both international and regional series tournaments.

The prerequisite to building a successful franchise is the ability to create popular game IPs in-house, which is propelled by our strong R&D capabilities. Over the past two decades, we have built a large in-house R&D team with talented and passionate game creators. We empower each of our talent with our game-enthusiastic corporate culture and our carefully-designed training program. For more description on our R&D capabilities, see Item 4.B. “Business Overview—Our Services—Online Game Services—Game R&D and Technologies.”

Content Quality and User Experience

We focus on providing an innovative and superior user experience in game design and development and strive to make games of the highest quality. From the initial proposal to final launch, our games will typically go through a number of carefully designed steps including market research, proposal, demo, repeated prototype review and beta testing to ensure that the best quality and user experience can be delivered to our players.

In addition to creating a highly realistic and immersive gaming experience through the use of advanced technologies, we also employ innovative gamification thinking that takes into consideration both the in-game and out-of-game user experience. We have also launched offline gaming experience stores to allow for dynamic and spontaneous offline interactions among game players, as well as create an offline user feedback channel.

Game R&D and Technologies

Our consistent and significant investment in innovative game research and development is a key contributor to the success of our online game business and has been widely recognized in the games industry. In 2019, we were awarded the “Top Ten Game Research and Development Companies in China” award by the China Audio-video and Digital Publishing Association.

Our Proprietary Game R&D Capabilities

Proprietary R&D is the key focus of our game business. We continually strengthen and upgrade our game R&D infrastructure through recruiting and cultivating top talent, optimizing our game production pipeline, and fostering a culture of creativity and innovation. We have founded a number of in-house research institutions to explore the application of various technologies in games.

We strive to recruit and grow the best talent in the industry. Our training programs at NetEase Games Academy are widely recognized in China as a premier online games training institution for creative minds. Two of our training programs were awarded the 2019 ATD Excellence in Practice Awards by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry. Having built a virtuous cycle among our talent, established development pipeline and dynamic culture of innovation and craftsmanship, our strong R&D capabilities continue to enable high-quality production and expansion of successful games.

Key Game Technologies

Our game R&D is centered around using technologies to deliver a superior and differentiated user experience. The key areas of our proprietary game technologies include:

Proprietary game engines: In addition to game development, we have continually invested in proprietary game engine R&D. Since the initial launch of our first game engine, NeoX, in 2005, we have continually expanded and optimized our proprietary engines to systematically support enhanced game features and aesthetics. As part of our early strategy to focus on mobile games, we successfully adapted NeoX to iOS and Android systems as well as developed Messiah, a 3D game engine specifically designed for mobile platforms. We believe that our R&D in game engines and games reinforces each other and promotes a virtuous cycle of innovation. NeoX and Messiah enable us to systematically develop mobile games with the highest quality in lighting, audio, special effects, physics and animation, and other key game features, while our drive for better games in turn motivates development of more powerful engines.

User profile analytics: We perform an in-depth analysis of our users profile by analyzing activities and performances in games, in-game purchasing preferences and other data and information with artificial intelligence, or AI technologies. We leverage our user data on an aggregate basis to guide game development and upgrades, marketing and other activities.

Intelligent non-player characters (NPCs): Enabled by deep learning technology, we have created intelligent NPCs that can join players’ in-game activities, simulate real-life interactions, facial expressions and body language and enable a more engaging gaming experience. We also deploy multiple reinforcement learning technologies to produce NPCs with diverse styles and difficulty levels, catering to a wide range of player preferences.

Natural language processing (NLP): We apply NLP technology in our games to enable players to develop their own storyline by carrying out conversations with NPCs and explore hidden elements in the game, creating an immersive gaming experience for players.

Advanced game graphics: Our advanced game graphics enable game players to create unique characters with customized facial features. We also offer automatic character customization based on real-life photographs uploaded by players. In addition, we deploy high-quality 3D game graphics and automatic scene generation in our games.

Intelligent Learning Services – Youdao

Youdao’s Products and Services

We founded Youdao in 2006 and launched the flagship Youdao Dictionary in 2007, which remains the top language app in China in terms of MAUs, which is a measure of the monthly number of unique mobile or PC devices, as the case may be, that access a product or service at least once in that month. Youdao experienced rapid growth since its founding and completed its public listing on the New York Stock Exchange in October 2019.

Building on the early success of Youdao Dictionary, we have attracted a massive user base, built a strong brand, and expanded into a broad range of products and services addressing lifelong learning needs of pre-school, K-12 and college students as well as adult learners.

Online Knowledge Tools

Youdao Dictionary. Launched in 2007, Youdao Dictionary is our first major product and flagship online language tool. Today, it remains China’s most popular and trusted online dictionary and translation tool with 51.9 million MAUs in 2019. As of December 31, 2019, Youdao Dictionary offered over 30 million entries across 108 languages.

Youdao Cloudnote. Youdao Cloudnote is China’s leading independent notetaking tool. It offers a comprehensive suite of features for users to make a note of their ideas and inspirations anytime and anywhere. Users can also use the Youdao Cloud Pen with the Cloudnote, which digitizes their handwriting and saves it to the user’s Youdao Cloudnote account.

Other Online Dictionary and Translation Tools. In addition to Youdao Dictionary, we also offer Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 30 languages via camera and speech translation, U-Dictionary, an online dictionary and translation app we offer in India and Indonesia and other overseas markets, and Youdao Kids’ Dictionary, a K-12 focused smart and fun tool that offers translation services in Chinese and English.

Smart Devices

We develop and offer smart devices, including Youdao Smart Pen, Youdao Dictionary Pen and Youdao Pocket Translator to make learning more productive and efficient for our users. Our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements. As of December 31, 2019, we have distributed 459,180 units of our smart devices.

Learning Services

Online Courses. We have developed a comprehensive offering of online courses catering to the diverse learning needs of different age groups. Our online course offerings currently consist of Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC.

Interactive Learning Apps. We offer a wide range of interactive learning apps to nearly all age groups. We are committed to delivering a fun and effective learning experience across these apps through an abundance of gamified features, as well as social functions allowing users and students to share their learning progress with friends through social media. Our current key interactive learning apps include Youdao Math, Youdao Fun Reading, and Youdao Vocabulary Builder.

Enterprise Services. We offer Youdao Smart Cloud, a cloud-based platform that allows third-party app developers, smart device brands and manufacturers to access our advanced optical character recognition (OCR) capability and neural machine translation (NMT) engine and incorporate them into their apps, devices, and services through application programming interfaces. We also license our OCR and NMT technologies and solutions to customers on a non-cloud basis. In addition, in collaboration with the Higher Education Press, we also provide colleges and universities with a cloud-based platform for them to build their online course offerings, as well as a range of ancillary technological support services.

Technology-driven Learning Experience

We integrate technologies into every major aspect of the learning and teaching process to ensure a superb learning experience across Youdao’s products and services. Over the years, we have built proprietary OCR, NMT, language data mining and voice recognition technologies and data analytics that serve as the foundation to our products and services. Such technologies are iteratively refined based on the vast data generated by our users.

For example, we offer a set of advanced AI-based technologies to make learning more personalized and efficient while maintaining a high level of human touch. We have also built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, supported by a large quiz bank curated by our course development professionals to help students understand the subject matter. In addition, we have adopted an adaptive learning approach which tracks each student’s learning progress and dynamically adapts teaching to the student’s unique learning needs. We collect student learning and behavior data throughout their learning cycles to help us understand their learning progress and predict through our adaptive learning model how they will perform to achieve future learning objectives.

We also offer a seamless online and offline hybrid learning experience through the use of our smart devices. We encourage students to use our Youdao Smart Pen, which automatically converts the student’s handwriting into data that is synced up with our systems, allowing the student to view automatic grading results of exercises completed, correct answers and explanations, and suggested exercises to reinforce what is learnt, in almost real time. This has significantly improved our students’ learning efficiency and allowed us to deepen our insights into our students’ learning progress.

Other Innovative Business and Services

NetEase Cloud Music

We launched the NetEase Cloud Music streaming platform in April 2013. Since then, NetEase Cloud Music has focused on delivering a differentiated and premium listening experience in terms of the quality and variety of music offered. Its pursuit of offering an excellent user experience has led to a highly loyal and active user base. As of December 31, 2019, NetEase Cloud Music had over 800 million registered users.

NetEase Cloud Music is home to a large number of independent musicians. We focus on discovering and promoting rising artists with big data analytics. More than 100,000 independent musicians were on our platform as of December 31, 2019, and their songs were played back more than 270 billion times in 2019. In addition, we offer musicians tools and solutions to promote and monetize their work.

We also diversify and further enrich our music offerings with sub-licensed content. NetEase Cloud Music operates under a freemium business model in which basic services are free while some enhanced features are available on a paid basis. In addition to providing the main music playback, download and search services, we also provide music social functions, such as song reviews, song list recommendations based on historical playback records and geographic location identification.

In August 2019, we also added a new community module, Cloud Village, to further develop a music community that fosters discussion, creation and sharing of personalized expression around music. We launched a live streaming app, Look Live Streaming, in 2018 to provide an additional platform for independent musicians to showcase their music talents and interact directly with their audience. Fans can leave comments and send virtual gifts to artists while they perform live. In early 2020, we hosted an online music festival where more than 50 artists live streamed their performances to a massive audience across China.

Yanxuan

Our e-commerce platform, Yanxuan, primarily sells our private label products, including consumer electronics, food, apparel, homeware, kitchenware and other general merchandise which we primarily source from original design manufacturers, or ODMs, in China. With its slogan Quality Products, for Quality Life, Yanxuan is dedicated to helping consumers build a quality yet affordable life by providing selected daily life products with outstanding quality and design.

Under Yanxuan's ODM model, it partners with selected manufacturers in China to design and manufacture products and sells them directly to customers. The ODM model enables Yanxuan to provide quality goods with lower cost by eliminating brand premium and channel intermediaries such as distributors and retailers. In addition to the online platform, we have also opened two offline stores in Hangzhou and Shanghai, inviting more consumers to discover the popular items on our e-platform through experiential retail.

Other Innovative Services

We also offer a wide range of other innovative services, including NetEase Media, our internet media services, NetEase Mail, China's leading email service provider since 1997, CC Live streaming, our live streaming platform with a primary focus on game broadcasting, and NetEase Pay, our payment platform.

Our internet media platform is a well-established brand with strong innovations in its content offerings and user experience. Our NetEase News App offers content channels covering news, information, popular sports events, industry forums, celebrity close-ups, technology and fashion trends, and online entertainment to the Chinese public via a variety of mobile devices. As one of the largest e-mail services providers in China in terms of registered email users, we offer both free and fee-based e-mail services to over one billion individual and corporate users as of December 31, 2019. In addition, the main homepage of the NetEase websites, www.163.com, serves as a one-stop gateway for users to conveniently access our other online services, such as online games, e-mail, e-commerce, video and music streaming, e-reading and a set of other websites and mobile applications.

TECHNOLOGIES AND IT INFRASTRUCTURE

As one of the inaugural class of internet platforms and one of the first to provide e-mail services to the masses in China, we have consistently prioritized investing in technologies since our inception. With our strong R&D capabilities and advanced technologies, we successfully digitalized traditional offline services, such as music and learning, and significantly transformed entertainment, learning and other activities. We focus on exploring viable applications of cutting-edge technologies to meaningfully enhance our service offerings and deliver a superior experience for our users. Empowered by advanced AI, big data analytics and other core proprietary technologies, we deliver engaging content and services that are highly individualized and personalized across our businesses.

AI and Machine Learning

Our powerful AI and machine learning capabilities enable us to effectively process ultra-large-scale data generated from across our services and products, optimize recommendations, personalize offerings and predict user behavior. Our key AI and machine learning capabilities include:

●	Industry-leading technologies focusing on user experience: Based on the vast text, pictures, audio and video content generated by our users, we have developed advanced technologies such as natural language processing, automatic speech recognition (ASR) and text-to-speech (TTS) technologies that enable us to deliver an enjoyable and effective user experience.
●	AI-powered applications, such as content recommendation and customization: We are a leader in developing and adopting AI technologies in content recommendation and customization, which enables us to achieve greater user engagement and stickiness.

Big-Data Analytics

We take a holistic approach to big data innovation, with a focus on gaining deeper understanding of our users in order to provide better services, products and experience. Building on technologies that can process and analyze bulk data generated by millions of users instantaneously, our platform adopts a service-oriented architecture that allows easy up-scaling and frequent upgrading of the products. Our key data analytics capabilities include:

●	Scale: We have accumulated a massive user base and vast and complex user data across our online games, intelligent learning, music and media businesses. The data generated every day not only provides us with high-quality profile information, but also contains a large amount of user-generated content and interactions, including text, images, audio and video. We maintain a high standard of data protection and privacy while productively using our data to inform our business operations and development.
●	High-value data: Content, relationships and behavioral data based on user activities and interactions enable us to create more accurate user profiles. Based on this data, we can be more intuitive and comprehensive in reflecting user interests and preferences, and provide valuable user reference data for a wide spectrum of R&D, marketing, user engagement and other strategic initiatives.
●	Leading data analytical technology: Our big data analytical capability enables comprehensive analysis of services and products offered and timely adjustments.

Graphics, Augmented Reality and Virtual Reality

We have developed numerous technologies to create immersive and effective entertainment and learning experiences. In addition to creating quality 3D game graphics and automatic scene generations in games, we launched our virtual reality (VR) game, Nostos, in 2019 to offer game players a lifelike, free and dynamic open world game experience. Outside of games, NetEase Cloud Music has also leveraged augmented reality in its marketing and user engagement activities.

IT Infrastructure

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. Our NetEase websites and other online and mobile platforms are made available primarily through network servers co-located in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates. As of December 31, 2019, there were approximately 106,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, using leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile. We also utilize certain cloud-based servers maintained by third parties such as Amazon.

In addition, we have developed our own systems to facilitate sales planning, targeting, trafficking, inventory management and reporting tools, such as advertisement tracking systems for our advertising services.

We have also established a comprehensive user profile system, which we monitor and review on a regular basis. We also deploy a single sign-on system that allows users to easily access our services offered through the various NetEase products. We intend to continue to use a combination of internally developed software products as well as third-party products to enhance our products and services in the future.

SALES AND MARKETING

We employ a variety of online and traditional sales and marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through online marketing campaigns, proactive public relations and other offline advertising. We invest in a series of marketing activities to further strengthen our brand image and continue to grow our user base, including collaborating with leading social media, video and live streaming platforms, TV, movie and stage production companies as well as book and comic publishers to extend our brand to a broader potential user group.

Online Game Services

Our mobile games are available on the Apple app store for iOS and third-party Android app stores. In addition, to leverage our existing user bases, we also publish our mobile games through our own internet properties. We conduct in-game marketing campaigns in connection with special holiday editions or launches of new games or expansion packs throughout the year. We have also promoted our games in collaboration with online and offline third-party promoters.

Youdao

Youdao generates user traffic and leads primarily from online channels. As a key sales and marketing strategy, Youdao cross-sells its comprehensive portfolio of products and services, which allows it to effectively scale its business with modest traffic acquisition and marketing spending. In addition, Youdao also employs mobile marketing, such as brand advertisements and marketing campaigns on app stores, leading mobile news apps and social media platforms, as well as through optimization techniques designed to improve its ranking in popular search engines’ results. Youdao also engages in offline marketing and branding to supplement its overall sales and marketing strategies.

Innovative Businesses and Others

For our innovative businesses and other online services, content and services are generally provided through mobile applications or their respective websites. Users purchase our services either at a pre-determined package rate or on an item-based basis, and payments are made using third-party online payment platforms or NetEase Pay. We attract users through a variety of channels, such as our sponsored searches, social and online advertising, internet video and television advertising and other advertising channels. We also offer our customers special pricing discounts in connection with promotion activities and strive to expand our products selection to attract more visitors. Advertising services are conducted through our dedicated advertising services sales force, or through online advertising sales networks and advertising agencies.

INTELLECTUAL PROPERTY

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

We have registered a number of domain names. We have also successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah!” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have registered trademarks involving Chinese characters and phrases that have meanings relating to our web pages, products and services, including our online games, intelligent learning services, online music services, chat services, e-commerce and certain other online services. In addition, we have registered a number of trademarks involving the “NetEase” name as well as the names and logos of our products and services in the United States, the European Union, the Republic of Korea, Japan, Hong Kong, Macau, Taiwan, Thailand and other jurisdictions.

In addition, we have registered our various in-house developed games and other online products with the National Copyright Administration of China. Moreover, we have filed certain patent applications with the National Intellectual Property Administration of China, U.S. Patent and Trademark Office, European Patent Office and Japan Patent Office, and have obtained Certificates of Design Patent, Utility Model Patent and/or Invention Patent for technologies related to our games, live video, news, educational products, e-commerce and finance, NetEase Cloud Music, hardware products, cloud technology, augmented reality technology, computer technology and e-mail from the National Intellectual Property Administration of China, as well as Certificates of Utility Patent for games in the United States and Certificates of Design Patent in Japan.

In addition, Youdao owns the intellectual property relating to in-house developed content used on its platform and the registrations of the core trademarks “Youdao.” We also own the intellectual property (other than the content) relating to the NetEase websites and other online and mobile platforms, and the technology that enables online community, personalization, online games, news sharing, instant messaging, video streaming, NetEase Cloud Music, Yanxuan and other services on those platforms. We license content from various freelance providers and other content providers.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. See Item 3.D. “Risk Factors—Risks Related to doing business in China—We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

COMPETITION

Our competition primarily comes from global online game developers and operators, such as Tencent, established online and offline education service providers in China, as well as leading digital media and entertainment providers. Some of our current and potential competitors are larger than we are, and currently offer, and could further develop or acquire, content and services that compete with us. The areas in which we compete primarily include:

User traffic, time and spending. We compete to attract, engage and retain users based on the design, quality, popularity and efficacy of our content offerings, the overall user experience of our products and services, as well as the effectiveness of our marketing activities.

Talent. We compete for motivated and capable talent, including engineers, game designers, product developers and creative professionals to build compelling content, tools and functions.

Global collaboration opportunities. We compete to win collaboration relationships with well-known global IP and content owners based on our level of expertise in systematically developing in-house developed games, delivering a compelling user experience through operational knowhow and customizing established game titles for rapid expansion into overseas markets.

There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATIONS

Regulations on Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law. On June 30, 2019, the MOFCOM and NDRC jointly promulgated Catalog of Industries for Encouraging Foreign Investment (Nagative List).

To comply with the above foreign investment restrictions and to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China, we operate in China through our VIEs. See Item 4.B. “Business Overview—Our Organizational Structure.” There remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See Item 3.D.“Risk Factors—Risks Related to Our Corporate Structure.”

According to the 2019 PRC Foreign Investment Law, foreign investment shall enjoy “pre-entry national treatment”, which generally means that at an investment-entrance stage, foreign investment should be treated no less favorably than domestic investment, except for foreign investments in industries deemed to be “restricted” or “prohibited” in the “negative list.” The 2019 PRC Foreign Investment Law provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals. However, uncertainties still exist when it comes to interpreting or implementing the 2019 Foreign Investment Law and its implementation rules. For example, the 2019 PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with VIEs. It does, however, have a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. As such, there remains a leeway for future Laws to define contractual arrangements as a form of “foreign investment.” Furthermore, the 2019 PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance for five years after the 2019 PRC Foreign Investment Law is implemented, which means that foreign invested enterprises may be required to adjust their structure and corporate governance after five years. For further details, please see Item 3.D. “Risk Factors — Risks Related to Our Corporate Structure.”

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020, and repealed the Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The implementation rules further clarified and elaborated on the relevant provisions of the 2019 PRC Foreign Investment Law. However, given that these implementation rules were only recently enacted, a number of uncertainties still exist in relation to the interpretation and implementation of the 2019 PRC Foreign Investment Law.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

Regulations on Telecommunication Services

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the PRC, or the Telecom Regulations, which was revised in February 2016. The Telecom Regulations categorized all telecommunications businesses in China as either a “basic telecommunications business” or “value-added telecommunications business,” ICP services, e-mail services, and other telecommunications businesses operated by us are classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of these services must obtain an operating license. The Telecom Regulations also set out extensive guidelines with respect to different aspects of telecommunications operations in China.

On December 28, 2015, MIIT issued the Telecommunication Services Classification Catalog (2015 Edition), which replaced the then-operative Telecommunication Services Classification Catalog (2003 Edition). The 2015 catalog took effect on March 1, 2016 and was amended on June 6, 2019. The catalog divided the information services business into an additional five sub-categories and reclassified the online data processing and transaction processing services business from a “basic telecommunications business” to a “value-added telecommunications business.” In 2017, MIIT issued the new version of the Measures for the Administration of Telecom Business Licensing, or the MIIT Measures 2017, which became effective on September 1, 2017. Similar to the 2009 version, the MIIT Measures 2017 require companies who are engaged in telecommunications businesses to have a Telecom Business License. However, the MIIT Measures 2017 removed the previous requirement to file trans-regional value-added telecommunications business permits.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was last revised in February 2016. The FITE Regulations set out detailed requirements with respect to capitalization, investor qualifications, and application procedures in connection with establishing a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China. The Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued by the MII, later superseded by the MIIT, in June 2015 set out an exception under which foreign investors may hold up to the entire equity interest in online data processing and transaction processing (operating e-commerce) businesses. However, the FITE Regulations do not define “online data processing and transaction processing (operating e-commerce) business”, and its interpretation and enforcement involve significant uncertainties. In addition, the 2019 edition of the Special Administrative Measures for Access of Foreign Investments removes some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to the entire equity interest in domestic multi-party communication, e-storage and forwarding and call center businesses in China. However, other requirements provided by the SART (later superseded by the National Radio and Television Administration, or the NRTA) and MIIT regulations still apply.

The Circular of the MII on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services, or the 2006 MII Circular, was promulgated by MII (later superseded by the MIIT) on July 13, 2006. The 2006 MII Circular provides that: (i) any domain name used by a valued-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecommunications service provider must be installed within the scope prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecommunications services that the service provider has been approved to provide; and (iv) a value-added telecommunications service provider must establish or improve the measures of ensuring information security. Companies that have obtained operating licenses for value-added telecommunications services are required to conduct self-examination and self-correction according to the requirements above and report their results to MII (later superseded by the MIIT).

Regulations on Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000 and were revised on January 8, 2011. Under the ICP Measures, any entity that provides information to internet users must obtain an operating license from the MII (later superseded by the MIIT) or its local branch at the provincial level in accordance with the Regulations on Telecommunication Services described above.

The Provisional Regulations for the Administration of Website Operation of News Publications, which were jointly issued by the State Council Information Office of the PRC, or the SCIO, and MII (later superseded by the MIIT) on November 6, 2000, stipulates that websites of non-news organizations shall not publish news items produced by themselves, and that their websites shall be approved by SCIO after securing permission from SCIO at the provincial level. On June 1, 2017, the latest Provisions for the Administration of Internet News Information Services promulgated by the CAC came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet-based news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live streaming, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administration. In addition, the provisions prohibit organizations from establishing foreign, partially or wholly owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services.

In December 2016, the MOC (later superseded by the MOCT) issued the Circular on the Administrative Measures for Business Activities Relating to Online Performance, pursuant to which an internet platform operator that provides online performance shall: (i) apply for a Network Culture Operation License with the relevant provincial-level authority; (ii) notify the MOC of any access or performance channels created for domestic performers within ten days; and (iii) submit an application to the MOC before creating any access or performance channels for foreign performers. On June 19, 2018, the MOCT issued the National Cultural Market Blacklist Management Measures, which created a public ‘blacklist’ for companies that did not comply with the regulations on internet culture activities and imposed penalties and credit restrictions for non-compliance.

In addition, the SART (later superseded by the NRTA) issued a Notice on Strengthening the Management of Live Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live streaming service provider shall: (i) provide necessary censorship on the content of such live streaming; (ii) establish a mechanism to timely identify unlawful content, prevent any unlawful content from being distributed and replace the content with backup programs; and (iii) record live streaming programs and keep the records for at least 60 days. Shortly after this notice, in November 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Live Streaming Services, pursuant to which an internet live streaming service provider shall: (i) establish a live streaming content review platform; (ii) require authentication for the registration of live streaming content providers; and (iii) enter into a service agreement with live streaming service users to specify each of the live streaming service user’s and the content provider’s rights and obligations.

In November 2018, the CAC together with the Ministry of Public Security published the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization. These provisions require certain internet information service providers to conduct safety assessment in relation to the (i) the legal compliance status of their information services, new technologies and new applications, (ii) effectiveness of their implementation of safety measures as required by applicable laws and regulations, and (iii) effectiveness of their safety and risk control measures.

On June 27, 2002, the MII (later superseded by the MIIT) and GAPP jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which was replaced by the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT (later superseded by the NRTA) and MII (later superseded by the MIIT) that became effective on March 10, 2016. These rules require online publishers to secure approval from the SAPPRFT (later superseded by the NRTA) for their operations. The term “online publication service” refers to providing online publications to the public through information networks. The term “online publications” is defined as the digital works with publishing features such as editing, production or processing provided to the public through information networks (including content from books, newspapers, periodicals, audio and video products, electronic publications that have already been formally published or works that have been made public in other media format, and edited and processed works of literature, art and natural sciences, social sciences and engineering technology). These rules also forbid foreign investment in the online publishing sector.

On July 8, 2004, State Food and Drug Administration, or SFDA, issued the Measures for the Administration of Internet Drug Information Services, which was amended in 2017. The Measures for the Administration of Internet Drug Information Services stipulate that websites publishing drug-related information must obtain a license from local food and drug administrations.

Pursuant to the Measures for the Administration of Internet E-mail Services, or the Internet E-mail Measures, which were issued by MII (later superseded by the MIIT) on February 20, 2006, e-mail service providers must obtain value-added telecommunications business operating licenses or file for recordation as non-profit internet service providers. In addition, each e-mail service provider must keep a record of the timing, sender’s or recipient’s e-mail address and IP address of each e-mail transmitted through its servers for 60 days. The Internet E-mail Measures also state that an internet e-mail service provider is obligated to keep confidential the users’ personal registered information and internet e-mail addresses. An internet e-mail service provider and its employees may not illegally use any user’s personal registered information or internet e-mail address and may not, without consent of the user, divulge the user’s personal registered information or internet e-mail address, unless otherwise prescribed by another law or administrative regulation.

The State Administration of Radio, Film and Television, or the SARFT, (later superseded by the NRTA) and MII (later superseded by the MIIT) jointly issued the Regulations for the Administration of Internet Audiovisual Program Services, or the Audiovisual Regulations, on December 20, 2007, which were revised on August 28, 2015. The Audiovisual Regulations require that online audio and video service providers obtain a permit from SAPPRFT (later superseded by the NRTA) in accordance with the Audiovisual Regulations.

On November 18, 2019, the CAC, the MOCT and the SART (later superseded by the NRTA) jointly issued the Promulgation of the Administrative Provisions on Online Audio and Video Information Services, or the Audio and Video Provisions, which took effect on January 1, 2020. The Audio and Video Provisions require that online audio and video information service providers: (i) acquire relevant qualifications required by law and regulations, (ii) adopt rules and policies in relation to, for example, user registration, information distribution and review, information security management, emergency disposal, educational training for employees, the protection of minors and intellectual property rights protection, (iii) verify personal information submitted by users as required under applicable law, and (iv) undertake technical and other necessary measures to ensure network security and stable operations. Organizations and individuals are prohibited from utilizing online audio and video information services and the related information technology to carry out illegal activities that infringe upon the legitimate rights and interests of others. The Audio and Video Provisions further set out requirements for the creation, distribution and transmission of audio videos based on new technologies and applications such as deep learning and virtual reality, including requirements for safety evaluation, labeling requirements and mechanisms for refuting fake rumors.

On October 23, 2015, the MOC (later superseded by the MOCT) issued its Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, entities should examine and verify the content of online music by themselves, while the culture management administration should supervise compliance upon and following the content’s publication.

On August 7, 2014, SCIO issued the Interim Provisions on Managing the Development of Public Information Services on Instant Messaging Tools, or the Instant Messaging Interim Provisions, which stipulate that instant messaging tool service providers must enter into an agreement with their users during account registration to require them to abide by “Seven Principals,” including, without limitation, compliance with applicable laws and social ethics.

On December 29, 2011, MII (later superseded by the MIIT) issued Several Provisions on Regulating the Market Order for Internet Information Services, or the Market Order Provisions. According to the provisions, internet information service providers, or IISPs, are prohibited from a wide range of activities that would infringe upon rights and interests of users or other IISPs, including but not limited to maliciously forcing incompatibility on services and products provided by other IISPs, deceiving, misleading or forcing users to use or not to use services and products provided by other IISPs, changing users’ browser configurations or other configurations without notifying and obtaining permission from the users, and bundling their terminal software with other software without providing clear notice to users. In addition, IISPs are prohibited from collecting information that is related to users and can serve to identify users’ identities solely or in conjunction with other information without the users’ consent or providing other people with the information, unless otherwise permitted or required under laws or administrative regulations.

On April 17, 2015, the National Copyright Administration issued the Circular on Regulating the Order of Internet Reproduction of Copyrighted Works. Under this circular, in order to reproduce the work of others, internet media must comply with relevant provisions of the copyright laws and regulations and, unless otherwise provided by law or regulation, must obtain permission from and pay remuneration to the owner of the copyrighted work, and must indicate the name of the author as well as the title and the source of the work, and may not infringe any other rights or interests of the copyright owner. Moreover, when reproducing the works of others, internet media must not make material alterations to the content of the work.

On June 28, 2016, the CAC published the first regulation of mobile applications in the PRC, the Administrative Provisions on Information Services for Mobile Internet Applications, or the App Administrative Provisions. These provisions expressly require mobile application providers to obtain the relevant operation licenses and hold the mobile application providers strictly responsible for the implementation of information security management regarding the applications they distribute or operate. The App Administrative Provisions also require mobile application providers to: (i) verify the identity and contact information of their registered users, (ii) establish an appropriate mechanism to protect its users’ personal data, (iii) develop an adequate censorship mechanism for any information published through their applications, (iv) protect their users’ rights to be informed if their applications need to gain access to the users’ personal details and refrain from accessing the functions unrelated to the relevant applications without the users’ consent, (v) protect their users’ intellectual property rights, and (vi) maintain internal records of users’ activities for 60 days.

On December 15, 2019, the CAC issued the Provisions on the Ecological Governance of Network Information Content, which took effect on March 1, 2020. For the purpose of these provisions, the term “ecological governance of network information contents” refers to the relevant activities carried out by governments, enterprises, society, internet users and other parties to promote positive energy, and dispose of illegal and harmful information. According to these provisions, a network information content service platform has a duty to act as the information content administrator, to strengthen the ecological governance of the network information content on the platform and to promote the formation of positive cyber culture towards kindness. Network information content service platforms are required to set up the mechanism of ecological governance of the network information content, develop detailed rules for ecological governance of network information content on the platform, and improve the systems for user registration, account management, information release and examination, post and comments examination, ecological page management, real-time inspection, emergency response, and disposal of cyber rumors and black industry chain information.

Regulations on Information Security and Censorship

Regulations governing information security and censorship include:

●The Law of the PRC on the Preservation of State Secrets (1988, revised in 2010) and its Implementation Rules (2014);
●The Counter-espionage Law of the PRC (2014);
●The Rules of the PRC for Protecting the Security of Computer Information Systems (1994, revised in 2011);
●	The Administrative Measures for Protection of the Security of International Internetworking of Computer Information Networks (1997, revised in 2011);
●	Provisions for the Administration of Keeping Secrets in the International Internetworking of Computer Information Systems (2000);
●The Notice issued by the Ministry of Public Security of the PRC Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);
●The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000, revised in 2009);
●The Provisions on the Technical Measures for the Protection of the Security of the Internet (2006);

●The Administrative Regulations for the Classified Protection of Information Security (2007);
●The Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection (2012);
●Provisions on Protection of Personal Information of Telecommunication and Internet Users (2013);
●Internet User Account Name Management Regulations (2015);
●Cyber Security Law of the PRC (2017 Edition);
●Provisions on the Cyber Protection of Children’s Personal Information (2019);
●Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks (2019), or the Fa Shi No.15;
●Announcement of Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps (2019); and
●	Measures for Cybersecurity Censorship (2020).

Under the Administrative Regulations for the Protection of Secrecy on Computer Information System Connected to International Networks and various other laws and regulations, ICP operators and internet publishers are prohibited from posting or displaying any content that:

●opposes the fundamental principles set out in China’s Constitution;
●compromises state security, divulges state secrets, subverts state power or damages national unity;
●harms the dignity or interests of the state;
●incites ethnic hatred or racial discrimination or damages inter-ethnic unity;
●sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;
●disseminates rumors, disturbs social order or disrupts social stability;
●propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;
●insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
●includes other content prohibited by laws or administrative regulations.

Failure to comply with the content censorship requirements may result in the revocation of licenses and the closing down of the concerned websites or other online and mobile platforms. In addition, it is mandatory for internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites and other online and mobile platforms with the local public security bureau.

On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration Bureau and the State Council Information Office jointly issued the Administrative Regulations for the Classified Protection of Information Security, according to which websites should determine the protection classification of their information systems pursuant to a classification guideline and file such classification with the Ministry of Public Security or its bureaus at or above the municipal level with subordinate districts.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Network Information Protection, or the Information Protection Decision, which provides that electronic information through which a citizen’s identity can be identified or in which a citizen’s privacy is involved, or Personal Information, is protected and no person shall steal, illegally obtain, sell or illegally provide to others any Personal Information. Also, according to the Information Protection Decision, where a network service provider provides website access service, or handles network access formalities for fixed-line telephones or mobile phones, or provides information publication services to its users, it shall require users to provide authentic identity information when concluding agreements or confirming provisions of its service with the users.

On July 16, 2013, MII (later superseded by the MIIT) issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as information that can identify the user either on its own or in combination with other information that is collected in the course of providing services by telecommunication business operators and internet information service providers, and sets out detailed provisions concerning the collection and utilization of Personal Information.

On February 4, 2015, the SCIO issued the Internet User Account Name Management Regulations, which defines “Internet User Account Name” as an account name registered or used in internet information services, including, without limitation, blogs, micro-blogs, instant communication tools, forums and thread comments. In addition, according to the Internet User Account Name Management Regulations, internet information service providers must prohibit their users from using any illegal or harmful information in their account name, avatar, profile or other registration information.

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

On April 11, 2017, the CAC released the Draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data, or the Draft Cross-Border Transfer Measures, which require personal information and important data collected or produced by network operators during their operations in China to be stored within China. According to the Draft Cross-Border Transfer Measures, assessment by relevant regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring the data overseas. Furthermore, data may not be transferred overseas without consent from the concerned individual(s), or if the transfer endangers the interests of individuals or public security. The CAC completed the solicitation of comments on the Draft Cross-Border Transfer Measures in May 2017, but there remain substantial uncertainties with respect to its final content and enactment timetable.

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

On April 13, 2020, the CAC and several other government authorities jointly promulgated the Measures for Cybersecurity Censorship, or the Censorship Measures, which will take effect on June 1, 2020. In accordance with the Censorship Measures, any purchase of network products and services by critical information infrastructure operators, which affects or may affect state security, shall be subject to cybersecurity censorship.

As we expand our operations internationally, we may be also subject to privacy laws and data security laws of other jurisdictions in which we operate, including the GDPR. The GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements stringent operational requirements for controllers of personal data, including, for example, expanded disclosures on how personal information is to be used, limitations on retention of information and pseudonymized data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. Failure to comply with European Union laws, including failure under the GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

Regulations on Online Games

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by the MOC (later superseded by the MOCT) in May 2003 and last revised in December 2017, online game operators are required to obtain an Internet Culture Operating License from the MOC (later superseded by the MOCT). On May 14, 2019, the General Office of the MOCT issued the Circular on Adjusting the Scope of Examination and Approval of Online Culture Business Permit and Further Regulating the Work Concerning Examination and Approval, or the MOCT Notice 81, pursuant to which, the MOCT is no longer responsible for the administration and supervision of online games, and local counterparts of the MOCT may no longer approve Internet Culture Operating Licenses that involve online game operation via information networks (with or without distribution of virtual currency of online games) and virtual currency of online games trading operation via information networks. Internet Culture Operating Licenses that are already issued and only contain the foregoing business scope will remain effective until their expiration. As of the date of the annual report, no laws, regulations or official guidelines have been promulgated on whether the responsibility of MCT for regulating online games will be undertaken by another governmental department.

On June 4, 2009, the MOC (later superseded by the MOCT) and the Ministry of Commerce jointly issued the Notice on Strengthening Administration on Online Game Virtual Currency, or the Online Game Virtual Currency Notice. According to the Online Game Virtual Currency Notice, online game virtual currency should only be used to exchange virtual services provided by the issuing enterprise for a designated extent and time, and is strictly prohibited from being used to purchase tangible products or any service or product of another enterprise. In addition, the Online Game Virtual Currency Notice requires the issuing enterprise to give users 60 days prior notice and refund in the form of legal tender or other forms acceptable to users in case it plans to terminate the provision of its products or services.

The publication of online games also requires approval from SAPPRFT (later superseded by the NRTA) in accordance with the Rules for the Administration of Online Publishing Service. Starting from March 2018, the SART (later superseded by the NRTA) at the national level temporarily suspended its approval of online games, which was later resumed in December 2018. Since the first quarter of 2019, the SART (later superseded by the NRTA) has kept publishing the Online Game Approval Lists on its website.

In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real-name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. On January 15, 2011, the MOC (later superseded by the MOCT) and several other government authorities jointly issued the Notice on Implementation Program of Online Game Monitoring System of the Guardians of Minors, or the Monitoring System Notice, which requires online game operators to adopt various measures to maintain an interactive system for the protection of minors, through communication with online game operators, to monitor and restrict online game activities by minors, including restriction of playtime. On July 1, 2011, GAPP and several other government authorities jointly issued the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, which requires that online game operators be responsible for data registration and identification of online game users, and that online game operators shall duly submit user identification information for verification with the Ministry of Public Security’s National Citizen Identity Information Center, or NCIIC, which will be in charge of real-name verification for the national anti-addiction system. In addition, online game operators must ensure that via the NCIIC real-name verification, users with fraudulent identification data be enrolled in the operators’ anti-addiction systems.

On July 25, 2014, the SARFT (later superseded by the NRTA) issued the Notice Regarding the Implementation of the Anti-Addiction and Real-Name Verification System in Online Games, which requires online game operators to submit their real-name verification procedure for online games when applying for publication of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia, or the Implementation Scheme, was issued jointly by eight PRC regulatory authorities at the national level, including the GAPP and the SART (later superseded by the NRTA). The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the GAPP will control the number of new online games and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the State Administration of Press and Publication promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 22:00 to 8:00 the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed 3 hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor's age.

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the “Three Provisions”, or Circular 35, jointly promulgated by the MOC, the SARFT (later superseded by the NRTA) and GAPP and the MOC (later superseded by the MOCT). According to this Circular 35, SAPPRFT (later superseded by the NRTA) shall be responsible for the examination and approval of online games made available on the internet, and once an online game is available on the internet, it shall be solely and completely administrated by the MOC (later superseded by the MOCT). The circular further clarifies that the SAPPRFT (later superseded by the NRTA) shall be responsible for the examination and approval of the game publications authorized by overseas copyright owners to be made available on the internet, and all other imported online games shall be examined and approved by the MOC (later superseded by the MOCT). However, according to the MOCT Notice 81, the MOCT shall no longer be responsible for administration and supervision of online games and the local counterparts of the MOCT shall no longer approve or issue online culture business permits that involve business scope such as online game operation via information network. As of the date of this annual report, Circular 35 has not been repealed and is still effective. Given that the MOCT Notice 81 is relatively new and it is unclear how these three Provisions will be amended, we are unable to fully assess what impact, if any, these new requirements may have on our business.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the pre-approval from SAPPRFT (later superseded by the NRTA). Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in these businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games that have been approved by SAPPRFT (later superseded by the NRTA), when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operating entity shall once again undertake the same procedures for examination and approval by SAPPRFT (later superseded by the NRTA) of the changed operating entity, new versions, expansion packs or new content. On May 24, 2016, SAPPRFT (later superseded by the NRTA) issued the Circular on the Administration over Mobile Game Publishing Services, or Circular 44, which came into effect on July 1, 2016, and provides that no mobile game shall be published and operated online without the approval of the SAPPRFT (later superseded by the NRTA).

The Online Games Measures were issued by the MOC (later superseded by the MOCT) in June 2010 and repealed on July 10, 2019. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow certain registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted at minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Accordingly, the Notice on Implementing Interim Measures for the Administration of Online Games, in which several provisions of the Online Games Measures are supplemented, has also been repealed. As of the date of this annual report, no government authority has issued or promulgated any provisions to replace the above-mentioned regulations.

On February 18, 1994, the State Council promulgated the Rules of the PRC for Protecting the Security of Computer Information Systems, and amended in 2011, which define Security Products for Computer Information Systems as software and hardware products designed for the protection of computer information security and stipulate that a license must be obtained before selling Security Products for Computer Information Systems. The Ministry of Public Security issued the Measures for the Administration of Security Products for Computer Information Systems Examination and Sales License on December 12, 1997 confirming that a license for the sale of security products for computer information systems must be obtained as a precondition for sales of these products.

The Regulations for the Administration of Audio and Video Products, which was released by the State Council on December 25, 2001 and last amended in February 2016, requires that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

On June 19, 2018, the MOCT issued the National Cultural Market Blacklist Management Measures, according to which the cultural administrative department or the comprehensive law enforcement agency of the cultural market shall list the entities and persons in the cultural market that have seriously violated laws and have broken their trust in the national cultural market blacklist, and shall make it public, and adopt credit constraints and joint punishment.

The CAC issued the Children’s Provisions, which took effect on October 1, 2019. According to the Children’s Provisions, no organization or individual is allowed to produce, release or disseminate information that infringes upon the personal information security of children under 14. Network operators collecting, storing, using, transferring or disclosing children’s personal information are required to enact special protections for this information.

Recently, there has been an increased focus on ensuring that mobile apps comply with privacy regulations. The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019 and commenced a coordinated effort among the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Fa Shi No.15, which became effective on November 1, 2019. The Fa Shi No.15 interpreted several issues concerning the application of law in handling criminal cases such as refusing to fulfil the obligation of managing the security of information networks, illegally using information networks and assisting in criminal activities committed through information networks, in accordance with the Criminal Law of the PRC and the Criminal Procedure Law of the PRC.

Regulations on Private Education

The PRC Education Law, or the Education Law, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

On December 28, 2002, the Standing Committee of the National People’s Congress promulgated the Private Education Law, which was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. As of the date of this annual report, this MOJ Draft is still pending for final approval and is not in effect. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. Institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and these institutions shall not provide educational and teaching activities that require the private school operating permit. The internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

The MOJ Draft further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and providing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall obtain a private school operating permit from the administrative departments for education at or above the county level. The establishment of private training and educational organizations that provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly, however, such private training and/or educational organizations shall not carry out the cultural and educational activities mentioned above, which requires a private school operating permit. In addition, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing the online private education industry, as well as when and how the MOJ Draft would come into effect and how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers.

Regulations on After-school Tutoring and Educational Apps

On February 13, 2018, the Ministry of Education, or the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, or the SAIC (currently known as the SAMR) jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Secondary School Students and Implementing Inspections on After-school Training Institutions, or Circular 3. Pursuant to Circular 3, the above government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as part of their admission criteria.

On August 6, 2018, the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates after-school training institutions targeting K-12 students. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires these institutions to meet certain minimum requirements. According to State Council Circular 80, after-school training institutions are required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or Circular 10, which provides that provincial education departments shall be responsible for the filing of training institutions that uses internet technology to provide online training for primary and middle school students. Provincial education departments shall regulate the online after-school training institutions based on the management policies governing offline after-school training institutions. In addition, online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful APP Entering Primary and Secondary Schools, which stipulates, among other things, that: (i) local primary schools, secondary schools and education departments, shall conduct comprehensive investigation on apps used on campus, and shall call off using apps that contain harmful content such as commercial advertisements and internet games, or increase the burden on students, and (ii) the filing and reviewing system of learning apps shall be established.

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality, or the Opinions, which became effective on June 23, 2019. The Opinions stipulates, among other things, that: (i) the State Administration for Market Regulation and its local counterparts shall be responsible for the registrations and filings of all after-school training institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting and antitrust competitions, and (ii) the integrated application of information technology and education shall be promoted, and the “education plus internet” operation model shall be encouraged but in the meantime, the approval and supervision system for digital educational resource applied by schools shall be established.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 must limit the use time, specify the range of suitable ages, and have strictly monitored content; (iii) before an Educational App is introduced as a mandatory app to students, the Educational App must be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among other things, that filings of existing Educational Apps be completed before January 31, 2020.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among other things, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions file with the competent provincial education regulatory authorities before October 31, 2019 and that the education regulatory authorities shall, jointly with other provincial government authorities, review the filings and the qualifications of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among other things: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP license and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among other things, (x) materials related to the institution itself, including information on their respective ICP licenses and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) materials related to the training content, and (z) materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules on the filing requirements, focusing on training institutions, training content and training personnel. The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review the filings and the qualification of the online after-school training institutions submitting the filings before the end of December 2019.

Regulations on E-commerce

The E-Commerce Law of the PRC, which was promulgated on August 31, 2018 and became effective on January 1, 2019, set out detailed obligations for operators of e-commerce businesses and e-commerce platforms and guidelines in terms of contract performance and dispute resolutions in relation to e-commerce. Pursuant to this law, e-commerce operators shall, for example, (i) present unbiased search results and general product recommendations that are not based on a potential customer’s particular purchase history and personal profile in addition to tailored product recommendations and services; and (ii) not cite any provision of a form contract or boiler plate provision to invalidate an agreement with a customer after it has received payment from that customer. In addition, e-commerce platform operators shall: (i) report information such as identity and tax information of third-party vendors to relevant authorities; (ii) make platform service agreement or web-links thereto prominently displayed and accessible on its homepage; (iii) be jointly liable in the event that the platform operator fails to take necessary measures when it has or should have the knowledge that any vendor using its platform has infringed consumers’ rights; and (iv) be jointly liable for any damage or threat to a customer’s personal health and wellbeing caused by the products sold on its platform if a platform operator fails to examine the qualifications of its vendor using its platform or fails to protect its customers’ safety in respect of goods or services that may affect a customer’s health. We are subject to this new law as both an e-commerce business operator and e-commerce platform operator. Failure to comply with the E-Commerce Law could subject us to civil liabilities or administrative penalties.

The Consumer Protection Law of the People’s Republic of China, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of the validity of commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the internet. For example, consumers are entitled to return the goods (except for certain specified goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. When a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring the reputation, and could subject business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading, or the Online Trading Measures, which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition. On January 5, 2015, SAIC issued the Measures for the Punishment of Conduct Infringing the Rights and Interests of Consumers, or the Consumer Conduct Measures, which became effective on March 15, 2015. According to these measures, business operators are prohibited from a wide range of activities that would infringe upon the rights and interests of consumers, including but not limited to collecting and using information related to consumers without their consent, illegally providing third parties with this information in any form, or sending promotional message to consumers despite their express refusal. On September 2, 2015, SAIC issued the Interim Provisions on the Administration of Centralized Online Promotional Activities for Goods and Services, which requires the organizer of centralized online promotion activities to publish the methods, terms and rules of the activities in advance in an obvious place on its website. On January 6, 2017, SAIC issued the Interim Measures for Return of Online Purchases within seven Days without Reason, or the Online Return Measures, which became effective on March 15, 2017. According to these measures, any consumer goods purchased online could be returned without any reason, if in good condition and are returned within seven days of receipt with signature from the consumers, except for customized products, fresh or live products, perishable goods, digital products, newspapers, periodicals and the goods confirmed to be exempted from the Online Return Measures by consumers at the time of purchase. On November 21, 2019, the SAMR issued the Interim Provisions on Administration of Consumer Product Recalls, which became effective on January 1, 2020. The provisions clarify the recall obligations and responsibilities of both the producers of consumer goods and the operators selling, leasing, or repairing consumer goods. Defects are defined in the provisions as unreasonable danger found commonly in the same batch, model number or type of consumer goods due to design, manufacturing, or labeling, etc., which compromises personal safety and property safety. According to the provisions, manufacturers are accountable for the safety of consumer goods manufactured by them, and, where there are defects, the manufacturer must recall the goods.

The Food Safety Law of the PRC, promulgated on February 28, 2009 and effective on June 1, 2009, was amended on December 29, 2018 with effect from the same date. This amendment sets out a new and stricter regulation framework for the production and circulation of food. On October 11, 2019, the State Council revised and adopted the Implementing Regulation for the Food Safety Law of the PRC, which became effective on December 1, 2019. The regulation underscores tougher supervision, requiring governments above county levels to establish a uniform and authoritative supervision mechanism to enhance supervisory capabilities. The regulation clarifies the primary responsibilities of producers and business operators in food safety, specifies the duties of major corporate leaders, regulates the storage and transportation of food products, bans false promotion of food products, and improves the management of special foods. Under the regulation, legal persons, persons in charge, managers who are directly in charge and individuals who are directly responsible will be fined if the entity they worked for was found to be intentionally committing an illegal act. However, it currently remains unclear if food distributed through the recently established cross-border e-commerce industry is required to comply with all the requirements set forth in the new Food Safety Law of the PRC and its implementing regulation.

Regulations on Online Advertising

According to the Regulations for the Administration of Advertising promulgated by the State Council, which took effect on December 1, 1987, websites engaged in advertising must apply for a business license to conduct such business.

On February 9, 2012, SAIC and several other government authorities jointly issued the Rules on Review of Advertisement Release by Public Media, or the Advertisement Review Rule, which, among other things, states that public media (including internet information service providers) shall have advertisement reviewers, who must participate in and pass trainings in relation to advertisement laws, regulations and business, after which, the reviewers should perform tasks including reviewing advertisements to be released and managing advertisement review archives.

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, and amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of advertising services providers, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisements, such as “national,” “supreme” or “best” and provides a more detailed definition of “false advertisement.” The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal email addresses if the advertisement is not invited or the receiver of the advertisement has rejected the advertising.

On July 4, 2016, SAIC promulgated the Provisional Measures of Internet Advertising Management, or the Internet Advertising Management Measures, which took effect on September 1, 2016. According to these measures, (i) an internet advertisement should be identifiable and clearly labeled as “advertisement”; (ii) paid search advertisements should be clearly distinguished from natural search results; (iii) advertisements published in the form of pop-up or other forms should be clearly marked with a “Close” sign to ensure “Single Click to Close”; and (iv) no entity or individual may induce users to click on the contents of an advertisement through deception, or attach advertisements in any form to an e-mail without user’s permission.

Regulations on Internet Live Streaming Services

On November 4, 2016, the CAC issued Administrative Regulation on Internet Live Streaming Services, which became effective on December 1, 2016. Under the regulation, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the internet in forms such as video, audio, images and texts, and “internet live streaming service providers” refers to the operators that provide internet live streaming platform services. In addition, the internet live streaming service providers shall take various measures when operating its services, such as examining and verifying the authenticity of the identification information and file this information for record.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority from July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the MOCT, and several other government agencies, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music service provider must obtain an Online Culture Operating Permit.

In 2010 and 2011, the MOC greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products in 2011, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that: (i) all unauthorized music products on the platforms of online music services providers be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish online music services providers who continue to transmit unauthorized music products following July 31, 2015. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report through a nationwide administrative platform: (i) its content administration system, department, staffing, job responsibilities, monitoring process and specifications etc., to its local provincial cultural administrative department; and (ii) the details of its self-monitoring activities to the Ministry of Culture on a quarterly basis.

Regulations on Payment and Finance Services

On May 4, 2008, the China Banking Regulatory Commission, or the CBRC (later superseded by the China Banking and Insurance Regulatory Commission, or the CBIRC) and the People’s Bank of China, or the PBOC, jointly issued the Guiding Opinions of China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Small Loan Companies, or the Guiding Opinions. According to the Guiding Opinions, to apply for setting up a small loan company, the applicant is required to file a formal official application with the competent department of the provincial government, and, upon approval, it shall apply to the local administrative department for industry and commerce for handling the registration formalities and to receive the business license. It is also required to file the relevant materials with the local public security bureau, the dispatch office of the CBRC (later superseded by the CBIRC) and the branch institution of the PBOC within five working days after approval. The major sources of funds of a small loan company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope as prescribed by the laws and regulations. Furthermore, the balance of loans granted by a small loan company to a single borrower shall not exceed 5% of the net capital of the company.

In addition, on June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective on September 1, 2010. The PBOC Measures requires that non-financial institutions engaging in the business of effecting payments and settlements before September 1, 2010 obtain a permit, the Payment Service Permit, from the PBOC by August 31, 2011 to continue operating their business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, which further elaborates on the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients. On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which became effective on July 1, 2016, and requires that non-banking payment institutions implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients. The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all of these accounts shall be owned by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that, from April 17, 2017, a payment institution shall deposit a certain percentage of the funds from its clients, pending payment from such clients, in a special deposit account with a designated financial institution where no interest on the percentage of funds shall accrue.

On June 7, 2013, the PBOC issued the Measures for the Custody of Clients’ Reserves of Payment Institutions, which defines “Clients’ Reserves” as funds actually received by payment institutions when processing payments for clients and payable upon clients order, and requires payment institutions to fully deposit the Clients’ Reserves into a dedicated deposit account held in the custody of banking institutions. On June 29, 2018, the PBOC issued a further notice that required payment institutions to cause up to 100% of the customer reserve funds to be transferred to this account.

On July 18, 2015, PBOC, MII (later superseded by the MIIT), Ministry of Public Security, MOF, SAIC, Legislative Affairs Office of the State Council, CBRC (later superseded by the CBIRC), CSRC, China Insurance Regulatory Commission and China Internet Information Technology Office jointly issued the Guiding Opinions on Promoting the Healthy Development of Internet Finance, which was imperative in encouraging innovation, and support the steady development of internet finance. According to the above-mentioned Guiding Opinions, internet enterprises would be supported to set up internet payment institutions, online lending platforms, equity crowd-funding platforms and online financial product sales platforms in compliance with the law, and a multi-level financial services system that serves the real economy would be established to better meet the investment and financing needs of medium, small and micro-sized enterprises and individuals, and further expand the breadth, and increase the depth, of inclusive finance. According to the above-mentioned Guiding Opinions, e-commerce enterprises would be encouraged to build and improve their own online financial services systems under the premise of compliance with financial laws and regulations, and effectively expand the supply chain operations of e-commerce enterprises.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent

According to the Patent Law of the PRC (Revised in 2008) promulgated by the Standing Committee of the National People’s Congress, and its Implementation Rules (Revised in 2010) promulgated by the State Council, the State Intellectual Property Office of the PRC is responsible for administering patent affairs in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patent affairs within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention”, “utility model” and “design.” Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, commencing from the date of application. The Chinese patent system adopts a first-to-file rule, which means that where more than one person files a patent application for the same invention, the patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability.

Trademark

According to the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress in August 1982 and recently amended in April 2019, and its Implementation Regulation promulgated in August 2002 and amended in April 2014 by the State Council, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant must go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark will be cancelled. The Trademark Law and its Implementation Regulation also stipulate rules regarding trademark infringement and compensation. Industrial and commercial administrative authorities have the authority to investigate any alleged infringement of the exclusive right under a registered trademark. If there is a suspected criminal offense, the case shall be timely referred to and decided by a judicial authority.

Copyright

The Standing Committee of National People’s Congress adopted the Copyright Law of the PRC in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In order to further implement the Copyright Law, the Regulations of the People’s Republic of China for the Implementation of Copyright Law were promulgated by the State Council on September 15, 2002 and amended on January 30, 2016. Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.

In addition, the Regulations for the Protection of Information Network Transmission Right promulgated by the State Council on July 1, 2006, and amended on January 30, 2013, specify the rules on a safe harbor for use of copyrights and copyright management technology.

In order to further implement the Regulations for the Protection of Computer Software promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the State Copyright Bureau issued the Registration of Computer Software Copyright Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Domain name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The registration of domain names adopts a first-to-file rule. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

C.          Organizational Structure

Our organizational structure is set forth above under Item 4.B. “Business Overview— Our Organizational Structure.”

D.          Proprty, Plants and Equipment

Our principal executive offices are currently located at NetEase Building, No.599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. In addition, as of December 31, 2019, we leased office, warehouse and store facilities with an aggregate of approximately 332,000 square meters of space at properties mainly in Beijing, Shanghai, Guangzhou and Hangzhou.

We own and occupy several research and development centers in Hangzhou and Guangzhou, China with a total floor area of approximately 304,000 and 75,000 square meters, respectively, where our online game and innovative businesses and other services developers, as well as their related sales, marketing, technology, management and administrative functions are located. We also own and occupy an office building in Beijing with an aggregate total estimated floor area of 95,000 square meters, where our advertising services and Youdao are located.

We are in the process of constructing several new office buildings and warehouses, primarily located in Guangzhou, Hangzhou and Shanghai. As of December 31, 2019, we had incurred construction in progress costs of RMB466.0 million (US$66.9 million) for these new office buildings and warehouses, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

As of December 31, 2019, we owned approximately 106,000 network servers co-located mainly in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates for which we paid server and bandwidth service fees, and we leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile pursuant to short term contracts. Our server and bandwidth service fees were approximately RMB1,309.3 million (US$188.1 million) for the year ended December 31, 2019.

Item 4A   Unresolved Staff Comments

Not applicable.

Item 5   Operating and Financial Review and Prospects

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

A.           OPERATING RESULTS

Overview

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. Leveraging on our user insights and execution expertise, we have also incubated and developed in-house a pipeline of successful businesses, including our intelligent learning platform, Youdao, and other innovative businesses, ranging from music streaming and private label e-commerce to internet media and e-mail services, among others.

We generated net revenues of RMB44,437.4 million, RMB51,178.6 million and RMB59,241.1 million (US$8,509.5 million) in 2017, 2018 and 2019, respectively. Our net income from continuing operations was RMB11,683.6 million, RMB8,616.1 million and RMB13,468.6 million (US$1,934.6 million) in 2017, 2018 and 2019, respectively.

Our Corporate Structure

Our company was incorporated in the Cayman Islands.

NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions and prohibitions on foreign investment in Chinese companies providing, among other things, value-added telecommunications services, internet cultural services and internet publication services, which include the provision of online game, online education and other internet content and services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet and certain other affiliated companies. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this annual report as “VIEs.” These contractual arrangements allow us to exercise effective control over the VIEs and their subsidiaries. The VIEs hold ICP licenses and other regulated licenses in which foreign investment is restricted or prohibited and operate our Internet businesses and other businesses. The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Hangzhou, Boguan and certain other affiliated companies provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a wholly-owned subsidiary, Wangyibao (the operator of our NetEase Pay online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2019, the total assets of all the consolidated VIEs of our company were RMB14.4 billion (US$2.1 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets and fixed assets. As of December 31, 2019, the total liabilities of the consolidated VIEs were RMB12.3 billion (US$1.8 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

We believe that our present operations are structured to comply with the relevant Chinese laws. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online games, online education, internet access, online advertising and online payment services, may impose additional regulatory requirements on us or our service providers or otherwise harm our business. Please see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

Revenues

The following table sets forth the our revenue by segment for the periods indicated:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	36,281,642	40,190,057	46,422,640	6,668,195
Youdao	455,746	731,598	1,304,883	187,435
Innovative businesses and others	7,699,967	10,256,920	11,513,622	1,653,828
Total net revenues	44,437,355	51,178,575	59,241,145	8,509,458

We generate our revenues from the provision of online game services, Youdao and other innovative businesses and services. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2017, 2018 and 2019.

Online Game Services

We generate our mobile game revenues primarily from the sale of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionality, within the games. We distribute our mobile games through partnerships with major Android- and iOS-based app stores as well as proprietary distribution channels, such as our mobile apps and websites.  Users have a variety of payment options for in-game virtual items, including using prepaid points or by making online payments through app stores and other online payment channels. Our mobile game portfolio now consists of over 100 diverse games, and we expect to continue introducing new mobile games each year for the foreseeable future, which we believe will contribute to future growth in net revenues from online game services.

We generate revenue from our PC games mainly through sales of prepaid points. Customers can purchase prepaid points on our NetEase online platforms through debit or credit cards or online payment platforms through which players can directly credit points to their accounts.  Customers also can purchase virtual or physical point cards through our third-party retailers.  Customers can use the points to play our PC games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services.

Youdao

Youdao’s revenue consists of two parts: learning products and services and online marketing services. We currently generate the majority of the revenues for Youdao’s learning services and products from its online courses in the form of the tuition fees received from students. We generate revenues from Youdao’s online marketing services through the provision of different formats of advertisements.

Innovative Businesses and Others

We derive our innovative businesses and others revenues primarily from e-commerce, music streaming, video streaming, advertising services, premium e-mail and other value-added services.

Seasonality of Revenues

Historically, usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays. Revenues from innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our Youdao platform tends to have larger student enrollments in the second and fourth quarters when it offers more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, compared to the rest of the year. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China.

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Online game services	(13,473,339)	(14,617,656)	(16,974,234)	(2,438,196)
Youdao	(293,807)	(515,133)	(934,261)	(134,198)
Innovative businesses and others	(5,627,168)	(8,699,637)	(9,777,350)	(1,404,429)
Total cost of revenues	(19,394,314)	(23,832,426)	(27,685,845)	(3,976,823)

Online Game Services

Cost of revenues for our online game services consists primarily of revenue sharing costs paid to distribution channel providers and game developers, staff costs, royalties and consultancy fees related to our licensed games, server and bandwidth service fees, service fees related to online payments, depreciation and amortization of computers and software and other direct costs of providing these services.

Youdao

Our cost of revenues of Youdao consists primarily of revenue sharing costs paid to Youdao’s course instructors, teaching assistants and course development personnel, staff costs, costs of course materials, costs relating to the sales of smart devices, server and bandwidth costs and traffic acquisition costs.

Innovative Businesses and Others

Cost of revenues related to our innovative businesses and others segment consists primarily of content costs, cost of merchandise sold in our e-commerce business and revenue sharing costs with broadcasters. We pay content fees to third-party partners, record labels, and newspaper and magazine publishers for the right to use proprietary content developed and licensed by them, such as copyrights of music, headline news and articles.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the periods indicated:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	(5,504,613)	(6,911,710)	(6,221,127)	(893,609)
General and administrative expenses	(2,381,842)	(3,078,635)	(3,130,298)	(449,639)
Research and development expenses	(4,161,673)	(7,378,460)	(8,413,224)	(1,208,484)
Total operating expenses	(12,048,128)	(17,368,805)	(17,764,649)	(2,551,732)

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

Share-Based Compensation Cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation cost included in:
Cost of revenues	818,101	757,341	758,810	108,996
Selling and marketing expenses	90,271	102,638	84,920	12,198
General and administrative expenses	576,629	787,200	797,120	114,499
Research and development expenses	499,850	824,552	763,239	109,633
Total	1,984,851	2,471,731	2,404,089	345,326

NetEase 2009 and 2019 Restricted Share Unit Plans

In October 2019, we adopted our 2019 Restricted Share Unit Plan, or the 2019 RSU Plan, for our employees, directors and consultants. We have reserved 322,458,300 ordinary shares for issuance under this plan. The 2019 RSU Plan was adopted by a resolution of the board of directors and became effective on October 15, 2019 for a term of ten years unless sooner terminated.

In November 2009, we adopted our 2009 Restricted Share Unit Plan, or the 2009 RSU Plan, for our employees, directors and consultants. We reserved 323,694,050 ordinary shares for issuance under this plan. The 2009 RSU Plan expired on November 16, 2019 in accordance with its terms.

For the years ended December 31, 2017, 2018 and 2019, we recorded share-based compensation cost of approximately RMB1,984.9 million, RMB2,471.7 million and RMB2,404.1 million (US$345.3 million), respectively, for awards granted under the 2009 RSU Plan and 2019 RSU Plan. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2019, total unrecognized compensation cost related to unvested awards granted under the 2009 RSU Plan and 2019 RSU Plan, adjusted for estimated forfeitures, was RMB2,291.8 million (US$329.2 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2019, the weighted average remaining vesting period was 2.22 years.

Other Share Incentive Plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. For the years ended December 31, 2018 and 2019, we recorded RMB32.0 million and RMB56.2 million (US$8.1 million) in compensation expenses for the share options granted under these plans.

While certain share options which have been granted will become vested or would commence vesting upon their applicable vesting commencement date, the occurrence of the applicable vesting conditions is not within our control and is not deemed probable to occur for accounting purposes until the vesting commencement date. For such share options, zero compensation expenses were recorded. As of December 31, 2019, there were RMB307.4 million (US$44.2 million) in unrecognized share-based compensation expenses related to such share options which are expected to be recognized when the relevant vesting conditions are met.

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

Hong Kong

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5% in 2017. For the years 2018 and 2019, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

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

Boguan, NetEase Hangzhou and certain of our other PRC subsidiaries and affiliated entities were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2017, 2018 and 2019. In 2017, 2018 and 2019, Boguan, Netease Hangzhou and certain of our other PRC subsidiaries and affiliated entities were each also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2016, 2017 and 2018. The related tax benefit was recorded in 2017, 2018 and 2019, respectively.

The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

Sales Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax, or VAT, and its implementation rules, or Provisional VAT Regulation, our PRC subsidiaries and VIEs are generally subject to VAT at a rate of 6% for revenues earned from rendering services. Our sales of general goods to our customers in the PRC are also subject to VAT, which was 17% until May 1, 2018, 16% from May 1, 2018 to April 1, 2019 and 13% thereafter.

We are also subject to cultural development fees on the provision of advertising services in China. The applicable tax rate was 3% of our advertising services revenues until July 1, 2019 when it was reduced to 1.5%.

Change in Segment Reporting

Effective in the third quarter of 2019, we changed our segment disclosure to add the financial results of certain advertising services and Yanxuan into “innovative businesses and others.” We sold our Kaola e-commerce business in September 2019. In addition, we have commenced separately reporting the results of our majority-controlled subsidiary Youdao which completed its initial public offering and listing on the New York Stock Exchange in October 2019. As a result, we now report three segments: (1) online game services, (2) Youdao and (3) innovative businesses and others. This change in segment reporting aligns with the manner in which our chief operating decision maker, or CODM, currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. We retrospectively revised prior period segment information to conform to current period presentation.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies and estimates as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

Basis of Consolidation

Our consolidated financial statements include the financial statements of our subsidiaries and VIEs for which we are the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among the Company, our subsidiaries and VIEs have been eliminated upon consolidation. We consolidate a VIE if we have the power to direct matters that most significantly impact the activities of the VIE, and have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

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

We operate mobile games and PC games. We are the principal of all games we operate, including both in-house developed games and licensed games. As all these games are hosted on our servers, we have the pricing discretion, and are responsible for the sale and marketing of the games as well as any related customer services. Fees paid to game developers, distribution channels (for example, app stores) and payment channels are recorded as cost of revenues.

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

We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game based on players’ historical churn rate. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

PC Games

We sell prepaid points to players of our PC games. Customers can purchase “virtual” prepaid points online or from the vendors who register the points in our system via debit and credit cards or bank transfers via the online payment services platforms, and receive the prepaid point information over the internet. Our game players can use the points to play our PC games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid points to players are recorded as deferred revenues.

We earn revenue through providing PC game services to players under two types of revenue models: the time-based revenue model and item-based revenue model. For PC games using the time-based model, players are charged based on the time they spend playing games. Revenues are recognized ratably over the game playing period as the performance obligations are satisfied.

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

We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates of the estimated average playing period of the paying players for the permanent in-game items of each PC game based on players’ historical churn rate. This estimate is re-assessed on a quarterly basis. Adjustments arising from changes in the estimated playing period of paying players are applied prospectively as such changes result from new information indicating a change in the game player behavior patterns.

Youdao’s Online Courses Services

Youdao’s services consist of online courses delivered via live streaming, other activities during the online live streaming period and content playback services. The aforementioned services are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses, and therefore are not distinct and are not sold standalone. As a result, a live streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The revenues generated from our live streaming courses are recognized ratably over an average of the learning periods of our live streaming courses. We consider the average length of period during which students typically spend time on viewing the courses, as well as other learning behavior patterns, to arrive at the best estimates for the length of the period during the students view playback of the course recordings.

Advertising services

We derive our advertising revenues principally from short-term online advertising contracts. Advertising service contracts may consist of multiple performance obligations with a typical term of less than three months. In arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, we estimate the standalone selling price by taking into consideration of the pricing for advertising areas of our platform with a similar advertisement with similar formats and quoted prices from competitors as well as other market conditions. The price allocated to each performance obligation is recognized as revenue over the advertisement display period, which is usually within three months.

We also enter into performance-based advertising arrangements with customers. For cost per mile or cost per thousand impressions advertising arrangements with customers, we recognize revenues based on the number of times that the advertisement has been displayed; and for cost per action advertising arrangements with customers, including Youdao online marketing services, we recognize revenues based on the number of actions completed through the advertisements, e.g., when users click on links.

Certain customers may receive volume rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume with reference to their historical results and reduce revenues recognized.

We recognize revenue from providing advertising service in exchange for non-cash consideration, usually advertising services, promotional benefits, content, consulting services and software provided by counterparties, at the fair value of the non-cash consideration measured as of contract inception date. If we are not able to reliably determine the fair value of noncash consideration, the value of the noncash consideration received is measured indirectly by reference to the standalone selling price of advertising services provided by us.

E-commerce

Our e-commerce revenue is primarily from our private label e-commerce platform Yanxuan. We are the principal for the online direct sales, as we control the inventory before the goods are transferred to customers. We have the primary responsibility for fulfilling the contracts, bear the inventory risk, and have sole discretion in establishing the prices. E-commerce revenues from online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon delivery to the customer. We also provide discount coupons to our customers for use in purchases on the Yanxuan platform, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with our liabilities are recorded as “Accrue liabilities and other payables” and “Inventories, net”, respectively, on our consolidated balance sheets.

Fee-Based Premium Services

Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium live streaming services, online music services, online reading, e-mail and other innovative services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by us over the subscription period, during which customers can access the premium online services provided by us. Fees collected from customer to be consumed to purchase online services are recognized as revenue when related services are rendered.

We generate revenue from the operation of its live streaming platforms whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. We create and sell virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by us comprise of either (i) consumable items or (ii) time-based item, such as privilege titles etc. Under the arrangements with the hosts, we share with them a portion of the revenues derived from the sales of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal to fulfill all obligations related to the sale of virtual items. Accordingly, revenue is recognized when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i)The effects of a significant financing component are not taken into account for contracts if we expect, at contract inception, that the period between when we transfer a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)We apply the portfolio approach in determining the commencement date of consumption of permanent virtual items and the estimated average playing period of paying players for our PC games and mobile games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors does not differ materially from considering each one of them individually.

(iii)We elect to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

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

Long-Term Investments

Long-term investments are comprised of equity investments in publicly traded companies, privately-held companies and limited partnerships.

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

Investments in common stock or in-substance common stock of investees and limited partnership investments in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment and records an impairment in the consolidated statement of comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgments management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgments as to whether a decline in value of equity method investments was other than temporary. For equity method investments, management considers an investment impaired when events or circumstances suggest the carrying amount may not be recoverable and recognizes any impairment charge in the consolidated statement of comprehensive income for a decline in value that is determined to be other than temporary.

Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues. In September 2019, we sold our Kaola e-commerce business to Alibaba. As a result, Kaola has been deconsolidated and Kaola’s historical financial results are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, financial results discussed herein refer to our continuing operations.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Statement of Operations and Comprehensive Income Data:
Net revenues:	44,437,355	100.0	51,178,575	100.0	59,241,145	8,509,458	100.0
Cost of revenues:	(19,394,314)	(43.6)	(23,832,426)	(46.6)	(27,685,845)	(3,976,823)	(46.7)
Gross profit	25,043,041	56.4	27,346,149	53.4	31,555,300	4,532,635	53.3
Operating expenses:
Selling and marketing expenses	(5,504,613)	(12.4)	(6,911,710)	(13.5)	(6,221,127)	(893,609)	(10.5)
General and administrative expenses	(2,381,842)	(5.4)	(3,078,635)	(6.0)	(3,130,298)	(449,639)	(5.3)
Research and development expenses	(4,161,673)	(9.4)	(7,378,460)	(14.4)	(8,413,224)	(1,208,484)	(14.2)
Total operating expenses	(12,048,128)	(27.2)	(17,368,805)	(33.9)	(17,764,649)	(2,551,732)	(30.0)
Operating profit	12,994,913	29.2	9,977,344	19.5	13,790,651	1,980,903	23.3

Other income/(expenses)
Investment income/(losses), net	362,113	0.8	(22,383)	—	1,306,320	187,641	2.2
Interest income, net	666,616	1.5	586,671	1.1	821,774	118,040	1.4
Exchange (losses) / gains	(455,948)	(1.0)	(51,799)	(0.1)	25,166	3,615	—
Other, net	271,885	0.6	586,916	1.1	439,422	63,119	0.7
Income before tax	13,839,579	31.1	11,076,749	21.6	16,383,333	2,353,318	27.6
Income tax	(2,155,988)	(4.9)	(2,460,650)	(4.8)	(2,914,726)	(418,674)	(4.9)
Net income from continuing operations	11,683,591	26.2	8,616,099	16.8	13,468,607	1,934,644	22.7
Net(loss)/income from discontinued operations	(834,454)	(1.9)	(2,138,682)	(4.2)	7,962,519	1,143,744	13.4
Net income	10,849,137	24.3	6,477,417	12.6	21,431,126	3,078,388	36.1
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	(248,098)	(0.5)	(271,543)	(39,005)	(0.5)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(141,198)	(0.3)	(76,912)	(0.2)	77,933	11,194	0.1
Net income attributable to NetEase, Inc.’s shareholders	10,707,939	24.0	6,152,407	11.9	21,237,516	3,050,577	35.7
Net income	10,849,137	24.3	6,477,417	12.6	21,431,126	3,078,388	36.1
Share-based compensation cost included in:
Cost of revenues	818,101	1.8	757,341	1.5	758,810	108,996	1.3
Selling and marketing expenses	90,271	0.2	102,638	0.2	84,920	12,198	0.1
General and administrative expenses	576,629	1.3	787,200	1.5	797,120	114,499	1.3
Research and development expenses	499,850	1.1	824,552	1.6	763,239	109,633	1.3

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

We have organized our operations into three segments: online game services, Youdao and innovative businesses and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	40,190,057	46,422,640	6,668,195
Youdao	731,598	1,304,883	187,435
Innovative businesses and others	10,256,920	11,513,622	1,653,828
Total net revenues	51,178,575	59,241,145	8,509,458

Cost of revenues:
Online game services	(14,617,656)	(16,974,234)	(2,438,196)
Youdao	(515,133)	(934,261)	(134,198)
Innovative businesses and others	(8,699,637)	(9,777,350)	(1,404,429)
Total cost of revenues	(23,832,426)	(27,685,845)	(3,976,823)

Net revenues

Total net revenues increased by 15.8% to RMB59,241.1 million (US$8,509.5 million) in 2019 from RMB51,178.6 million in 2018. Net revenues from online game services, Youdao and innovative businesses and others constituted 78.4%, 2.2% and 19.4%, respectively, of our total net revenues in 2019, compared with 78.5%, 1.4% and 20.1%, respectively, in 2018.

Online Game Services

Net revenues from online game services increased by 15.5% to RMB46,422.6 million (US$6,668.2 million) in 2019 from RMB40,190.1 million in 2018. The increase was principally attributable to higher net revenues from our mobile games which totaled RMB33,160.1 million (US$4,763.1 million) in 2019 compared to RMB28,536.9 million in 2018. The growth in net revenues from mobile games mainly resulted from mobile games such as Life-After, Invincible and Identity V, which gained popularity over the course of 2019. Our mobile game portfolio now consists of over 100 diverse games. Net revenues from mobile games and PC games represented 71.4% and 28.6% of total net revenues from online game services in 2019, respectively, compared to 71.0% and 29.0% in 2018, respectively.

Net revenues from our in-house developed games increased by 15.4% to RMB41,965.6 million (US$6,028.0 million) in 2019 from RMB36,363.6 million in 2018 as a result of the expansion in our offering of in-house developed games, in particular our mobile games. Net revenues from licensed games increased by 16.5% to RMB4,457.0 million (US$640.2 million) in 2019 from RMB3,826.5 million in 2018, which was mainly attributable to the increased revenue as a result of the release of World of Warcraft Classic licensed from Blizzard in August 2019, as well as certain other licensed games. Net revenues generated from licensed games represented 7.5% and 7.5% of our total net revenues in 2019 and 2018, respectively.

Youdao

Net revenues from our Youdao segment increased by 78.4% to RMB1,304.9 million (US$187.4 million) in 2019 from RMB731.6 million in 2018. The increase was mainly attributable to increased revenue from its learning services and products.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 12.3% to RMB11,513.6 million (US$1,653.8 million) in 2019 from RMB10,256.9 million in 2018. This increase mainly resulted from increases in revenue contribution by our NetEase Cloud Music, NetEase CC live streaming and Yanxuan e-commerce businesses.

Cost of Revenues

Our cost of revenues increased by 16.2% to RMB27,685.8 million (US$3,976.8 million) in 2019 from RMB23,832.4 million in 2018. The year-over-year increase was mainly due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties and content costs. In 2019, costs relating to online game services, Youdao and innovative businesses and others represented 61.3%, 3.4% and 35.3% of total cost of revenues, respectively, as compared with 61.3%, 2.2% and 36.5% of the total cost of revenues, respectively, in 2018.

Online Game Services

Cost of revenues from our online game services increased by 16.1% to RMB16,974.2 million (US$2,438.2 million) in 2019 from RMB14,617.7 million in 2018. The increase in cost of revenues in 2019 was primarily due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties related to mobile games, which was primarily due to the launch of various in-house developed and licensed mobile games in 2019.

Youdao

Cost of revenues from Youdao increased by 81.4% to RMB934.3 million (US$134.2 million) in 2019 from RMB515.1 million in 2018, which was primarily attributable to increased traffic acquisition costs and revenue sharing costs with key instructors to support the promotion and expansion of Youdao’s online course offerings.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others increased by 12.4% to RMB9,777.4 million (US$1,404.4 million) in 2019 from RMB8,699.6 million in 2018. The increase in cost of revenues in 2019 was primarily due to increased content costs and revenue sharing costs related to our NetEase CC live streaming and NetEase Cloud Music platforms.

Gross Profit

Our gross profit increased by 15.4% to RMB31,555.3 million (US$4,532.6 million) in 2019 from RMB27,346.1 million in 2018.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2018 and 2019 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Gross profit:
Online game services	25,572,401	29,448,406	4,229,999
Youdao	216,465	370,622	53,237
Innovative businesses and others	1,557,283	1,736,272	249,399
Total gross profit	27,346,149	31,555,300	4,532,635

Gross profit margin:
Online game services	63.6%	63.4%	63.4%
Youdao	29.6%	28.4%	28.4%
Innovative businesses and others	15.2%	15.1%	15.1%
Total gross profit margin	53.4%	53.3%	53.3%

Our gross profit margin for online game services, Youdao and innovative businesses and others in 2019 remained stable compared to 2018.

Operating Expenses

Total operating expenses increased by 2.3% to RMB17,764.6 million (US$2,551.7 million) in 2019 from RMB17.368.8 million in 2018 as a result of an increase in general and administrative expenses and research and development expenses, which was partially offset by a decrease in selling and marketing expenses. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	(6,911,710)	(6,221,127)	(893,609)
General and administrative expenses	(3,078,635)	(3,130,298)	(449,639)
Research and development expenses	(7,378,460)	(8,413,224)	(1,208,484)
Total operating expenses	(17,368,805)	(17,764,649)	(2,551,732)

Selling and marketing expenses decreased by 10.0% to RMB6,221.1 million (US$893.6 million) in 2019 from RMB6,911.7 million in 2018, primarily due to the decreased marketing spending on our online games, as well as media and outdoor branding promotion for our innovative businesses and others, which was partially offset by increased marketing spending on Youdao.

General and administrative expenses increased slightly by 1.7% to RMB3,130.3 million (US$449.6 million) in 2019 from RMB3,078.6 million in 2018, primarily due to an increase in staff-related costs driven by higher compensation levels.

Research and development expenses increased by 14.0% to RMB8,413.2 million (US$1,208.5 million) in 2019 from RMB7,378.5 million in 2018, primarily due to an increase in staff-related costs, mainly as a result of increased headcount for our online game services and Youdao and higher salaries, bonuses and other benefits paid to our research and development teams during 2019, including share-based compensation.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Other income/(expenses)
Investment income/(losses), net	(22,383)	1,306,320	187,641
Interest income, net	586,671	821,774	118,040
Exchange (losses) / gains	(51,799)	25,166	3,615
Other, net	586,916	439,422	63,119

Other income/(expenses) in 2019 mainly consisted of investment income related to short-term investments, interest income, foreign exchange gain and government incentives, offset in part by foreign exchange losses, impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value and other financial instruments.

Investment income was RMB1,306.3 million (US$187.6 million) in 2019 compared to investment loss of RMB22.4 million in 2018, consisting primarily of (i) a gain from fair value change of RMB751.7 million (US$108.0 million) related to the equity investments with readily determinable fair value and other financial instruments in 2019 compared to a loss from fair value change of RMB248.2 million in 2018 and (ii) investment income related to short-term investments of RMB657.6 million (US$94.5 million) in 2019, compared to RMB463.5 million in 2018, which was offset in part by impairment provisions related to certain investments of RMB176.4 million (US$25.3 million) in 2019, compared to RMB159.7 million in 2018.

Interest income increased to RMB821.8 million (US$118.0 million) in 2019 from RMB586.7 million in 2018, primarily due to an increase of RMB16.4 billion (US$2.4 billion) in our net cash balance, which includes total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans. We incurred interest expenses of RMB419.1 million (US$60.2 million) in 2019 related to our short-term loans.

Other, net decreased to RMB439.4 million (US$63.1 million) in 2019 from RMB586.9 million in 2018. We received and recognized unconditional government incentives of approximately RMB368.2 million (US$52.9 million) in 2019, compared to RMB316.7 million in 2018.

We also incurred net foreign exchange gains of RMB25.2 million (US$3.6 million) in 2019, compared to net foreign exchange losses of RMB51.8 million in 2018, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB2,914.7 million (US$418.7 million) in 2019 from RMB2,460.7 million in 2018. Our effective tax rate in 2019 was 17.8% compared with 22.2% in 2018. The change in the effective tax rate was mainly due to the fact that certain of our subsidiaries experienced smaller operating losses in 2019.

Net Income

Net income attributable to our shareholders in 2019 comprised of a net income from continuing operations of RMB13,275.0 million (US$1,906.8 million) and net income from discontinued operations of RMB7,962.5 million (US$1,143.7 million, which includes a one-time net gain on disposal of discontinued operations of US$1,257.0 million) related to the sale of our Kaola e-commerce business, offset in part by its net loss prior to such sale, compared to a net income from continuing operations of RMB8,291.1 million and a net loss from discontinued operations of RMB2,138.7 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

To facilitate the comparison of our operating results and trends in 2017 and 2018, the financial results of our Kaola e-commerce platform in 2017 and 2018 are reflected in our consolidated financial statements as discontinued operations, to present such results on the same basis as they are presented for 2019.

The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Net revenues:
Online game services	36,281,642	40,190,057
Youdao	455,746	731,598
Innovative businesses and others	7,699,967	10,256,920
Total net revenues	44,437,355	51,178,575

Cost of revenues:
Online game services	(13,473,339)	(14,617,656)
Youdao	(293,807)	(515,133)
Innovative businesses and others	(5,627,168)	(8,699,637)
Total cost of revenues	(19,394,314)	(23,832,426)

Net revenues

Total net revenues increased by 15.2% to RMB51,178.6 million in 2018 from RMB44,437.4 million in 2017. Net revenues from online game services, Youdao and innovative businesses and others constituted 78.5%, 1.4% and 20.1%, respectively, of our total net revenues in 2018, compared with 81.6%, 1.0% and 17.4%, respectively, in 2017.

Online Game Services

Net revenues from online game services increased by 10.8% to RMB40,190.1 million in 2018 from RMB36,281.6 million in 2017. The increase was principally attributable to higher net revenues from our mobile games which totaled RMB28,536.9 million in 2018 compared to RMB25,678.6 million in 2017. The growth in net revenues from mobile games mainly resulted from mobile games such as Knives Out, which gained popularity over the course of 2018 and the newly released game All About Jianghu. Our PC game, Justice, which was released in June 2018, also achieved a high revenue performance in 2018. Net revenues from mobile games and PC games represented 71.0% and 29.0% of total net revenues from online game services in 2018, respectively, compared to 70.8% and 29.2% in 2017, respectively.

Net revenues from our in-house developed games increased by 12.3% to RMB36,363.6 million in 2018 from RMB32,371.4 million in 2017 as a result of the expansion in our offering of in-house developed games, in particular our mobile games. Net revenues from licensed games decreased slightly by 2.1% to RMB3,826.5 million in 2018 from RMB3,910.2 million in 2017, which was mainly attributable to the decrease in net revenues from games licensed from Blizzard. Net revenues generated from licensed games represented 7.5% and 8.8% of our total net revenues in 2018 and 2017, respectively.

Youdao

Net revenues from our Youdao segment increased by 60.5% to RMB731.6 million in 2018 from RMB455.7 million in 2017. The increase was mainly attributable to increased revenues from online courses, which was driven by a combination factors, including an increase in the number of paid student enrollments for certain online courses, a relatively higher level of gross billings per paid student enrollment, as well as a higher tuition fees for certain popular courses.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 33.2% to RMB10,256.9 million in 2018 from RMB7,700.0 million in 2017. This increase mainly resulted from increases in revenue contribution by our NetEase Cloud Music streaming and Yanxuan business.

Cost of Revenues

Our cost of revenues increased by 22.9% to RMB23,832.4 million in 2018 from RMB19,394.3 million in 2017. The year-over-year increase was mainly due to an increase in both the cost of revenue sharing with distribution channel providers, game developers and other third parties and content costs. In 2018, costs relating to online game services, Youdao and innovative businesses and others represented 61.3%, 2.2% and 36.5% of total cost of revenues, respectively, as compared with 69.5%, 1.5% and 29.0% of the total cost of revenues, respectively, in 2017.

Online Game Services

Cost of revenues from our online game services increased by 8.5% to RMB14,617.7 million in 2018 from RMB13,473.3 million in 2017. The increase in cost of revenues in 2018 was primarily due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties related to mobile games, which was primarily due to the launch of various in-house developed and licensed mobile games in 2018.

Youdao

Cost of revenues from Youdao increased by 75.3% to RMB515.1 million in 2018 from RMB293.8 million in 2017, which was primarily attributable to increased revenue sharing costs with key instructors and payroll related expenses to support the expansion of Youdao’s online course offerings.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others segment increased by 54.6% to RMB8,699.6 million in 2018 from RMB5,627.2 million in 2017. The increase in cost of revenues in 2018 was primarily due to increased content costs related to our NetEase Cloud Music and advertising businesses and increased costs of merchandise sold, which were in line with the increase revenue of our Yanxuan e-commerce business.

Gross Profit

Our gross profit increased by 9.2% to RMB27,346.1 million in 2018 from RMB25,043.0 million in 2017.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2017 and 2018 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Gross profit:
Online game services	22,808,303	25,572,401
Youdao	161,939	216,465
Innovative businesses and others	2,072,799	1,557,283
Total gross profit	25,043,041	27,346,149

Gross profit margin:
Online game services	62.9%	63.6%
Youdao	35.5%	29.6%
Innovative businesses and others	26.9%	15.2%
Total gross profit margin	56.4%	53.4%

The increase of gross profit margin for online game services was mainly due to the increased revenues contribution from our in-house developed PC games, which have relatively higher gross profit margin, as a percentage of our total online game revenues. The decrease of gross profit margin for Youdao was mainly due to increased revenues from learning services and products which had a lower margin than online marketing services. The decrease in gross profit margin for innovative businesses and others was mainly due to increased content and information sourcing costs related to our music and advertising businesses.

Operating Expenses

Total operating expenses increased by 44.2% to RMB17,368.8 million in 2018 from RMB12,048.1 million in 2017 as a result of an increase in selling and marketing expenses, general and administrative expenses and research and development expenses.The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Operating expenses:
Selling and marketing expenses	(5,504,613)	(6,911,710)
General and administrative expenses	(2,381,842)	(3,078,635)
Research and development expenses	(4,161,673)	(7,378,460)
Total operating expenses	(12,048,128)	(17,368,805)

Selling and marketing expenses increased by 25.6% to RMB6,911.7 million in 2018 from RMB5,504.6 million in 2017, primarily due to (i) the increased marketing spending on our various online games, Youdao, as well as media and outdoor branding promotion for our innovative businesses and others, and (ii) an increase in staff-related costs of our sales team, primarily driven by increased headcount and higher compensation levels and performance-related bonus accruals.

General and administrative expenses increased by 29.3% to RMB3,078.6 million in 2018 from RMB2,381.8 million in 2017, primarily due to an increase in staff-related costs driven by increased headcount and higher compensation levels.

Research and development expenses increased by 77.3% to RMB7,378.5 million in 2018 from RMB4,161.7 million in 2017, primarily due to (i) an increase in staff-related costs mainly as a result of increased headcount for our online game services and innovative businesses and others and higher salaries, bonuses and other benefits paid to our research and development teams during 2018, including share-based compensation, (ii) an increase in technology costs mainly for game content design and (iii) an increase in other miscellaneous cost such as depreciation and amortization costs, rental and utilities expenses.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Other income/(expenses)
Investment income/(losses), net	362,113	(22,383)
Interest income, net	666,616	586,671
Exchange (losses) / gains	(455,948)	(51,799)
Other, net	271,885	586,916

Other income/(expenses) in 2018 mainly consisted of investment income related to short-term investments, interest income, foreign exchange gain and government incentives, offset in part by foreign exchange losses, impairment provisions related to certain equity investments, net investment losses in equity method investees and fair value change related to our equity investments with readily determinable fair value and other financial instruments.

Investment loss was RMB22.4 million in 2018 compared to investment income of RMB362.1 million in 2017, consisting primarily of (i) investment income related to short-term investments of RMB463.5 million in 2018, compared to RMB389.5 million in 2017, and (ii) cash dividend of RMB17.1 million from equity investments in 2018, compared to RMB29.6 million in 2017, which was offset in part by (i) impairment provisions related to certain investments and a net investment loss in equity method investees totaling RMB258.0 million in 2018, compared to RMB70.7 million in 2017, and (ii) a fair value change of RMB248.2 million related to the equity investments with readily determinable fair value and other financial instruments in 2018 compared to zero in 2017.

Interest income decreased to RMB586.7 million in 2018 from RMB666.6 million in 2017, primarily due to a decrease of RMB3.4 billion in our net cash balance, which includes total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans. We incurred interest expense of RMB315.9 million in 2018 related to our short-term loans.

Other, net increased to RMB586.9 million in 2018 from RMB271.9 million in 2017. We received and recognized unconditional government incentives of approximately RMB316.7 million in 2018, compared to RMB242.8 million in 2017.

We also incurred net foreign exchange losses of RMB51.8 million in 2018, compared to net foreign exchange losses of RMB455.9 million in 2017, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Income Tax

Income tax increased to RMB2,460.7 million in 2018 from RMB2,156.0 million in 2017. Our effective tax rate in 2018 was 22.2% compared with 15.6% in 2017. The change in the effective tax rate was mainly due to the fact that certain of our subsidiaries experienced higher operating losses in 2018.

Net Income

Net income attributable to our shareholders in 2018 comprised net income from our continuing operations attributable to our shareholders of RMB8,291.1 million and net loss from discontinued operations of RMB2,138.7 million, compared to net income from our continuing operation of RMB11,542.4 million and net loss from discontinued operations of RMB834.5 million in 2017.

B.           LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2019, we had RMB3,246.4 million (US$466.3 million) in cash and cash equivalents, RMB55,847.1 million (US$8,021.9 million) in time deposits and RMB15,312.6 million (US$2,199.5 million) in short-term investments. Net cash provided by continuing operating activities was RMB16,911.0 million (US$2,429.1 million) in 2019. We had short-term borrowings of RMB16,828.2 million (US$2,417.2 million) as of December 31, 2019. On August 9, 2018, we entered into a three-year US$500.0 million revolving loan facility agreement with a group of four arrangers. The facility was priced at 95 basis points over LIBOR and has a commitment fee of 0.20% on the undrawn portion. As of December 31, 2019, we had an undrawn balance of US$300.0 million under this credit facility. We also entered into several uncommitted loan credit facility agreements provided by certain financial institution. As at December 31, 2019, US$1,015.7 million of such credit facilities has not been utilized.

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

Cash Flows

The following table sets forth summary consolidated cash flow data for the periods indicated as derived from our audited financial statements. We sold our Kaola e-commerce business in September 2019, and Kaola’s historical financial results are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, cash flows discussed herein refer to our continuing activities only.

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by continuing operating activities	14,864,452	14,659,843	16,910,971	2,429,110
Net cash used in continuing investing activities	(15,956,509)	(14,999,696)	(21,304,489)	(3,060,197)
Net cash (used in)/provided by financing activities	(1,302,728)	1,587,419	1,082,525	155,494

Continuing Operating Activities

Cash provided by continuing operating activities was RMB16,911.0 million (US$2,429.1 million), RMB14,659.8 million and RMB14,864.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For the year ended December 31, 2019, cash provided by continuing operating activities consisted primarily of (i) our net income from continuing operations of RMB13,468.6 million (US$1,934.6 million), (ii) depreciation and amortization charges of RMB2,613.8 million (US$375.4 million), (iii) share-based compensation cost of RMB2,404.1 million (US$345.3 million), (iv) an increase in deferred revenue of RMB883.7 million (US$126.9 million), (v) a decrease in inventories of RMB415.1 million (US$59.6 million), and (vi) impairment loss for investment of RMB177.6 million (US$25.5 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,499.9 million (US$215.4 million), (B) fair value change of equity security investments and other financial instruments of RMB751.7 million (US$108.0 million), and (C) fair value changes of short-term investments of RMB657.6 million (US$94.5 million).

For the year ended December 31, 2018, cash provided by continuing operating activities consisted primarily of (i) our net income from continuing operations of RMB8,616.1 million, (ii) share-based compensation cost of RMB2,471.7 million, (iii) depreciation and amortization charges of RMB2,060.1 million, (iv) an increase in deferred revenue of RMB1,757.9 million, (v) an increase in accounts payable and other liabilities of RMB641.8 million, including content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (vi) an increase in taxes payable of RMB685.0 million, (vii) fair value change of equity security investments and other financial instruments of RMB248.2 million, and (viii) impairment loss for investment of RMB159.7 million, partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,331.7 million, (B) fair value changes of short-term investments of RMB463.5 million, and (C) gains on disposal of long-term investments, business and subsidiaries of RMB213.3 million.

For the year ended December 31, 2017, cash provided by continuing operating activities consisted primarily of (i) our net income from continuing operations of RMB11,683.6 million, (ii) an increase in accounts payable and other liabilities of RMB2,167.6 million, including content fees, bandwidth cost, bonuses, marketing expenses and sales of game cards, (iii) share-based compensation cost of RMB1,984.9 million, (iv) depreciation and amortization charges of RMB791.8 million, (v) a decrease in accounts receivable, prepayments and other current assets of RMB798.0 million, (vi) unrealized exchange losses of RMB440.5 million, and (vii) allowance for provision for doubtful debts of RMB60.8 million, partially offset by (A) an increase in inventories of RMB754.9 million, (B) a decrease in deferred revenue of RMB1,375.8 million, (C) deferred income taxes of RMB438.3 million, (D) fair value changes of short-term investments of RMB389.8 million, and (E) a decrease in taxes payable of RMB170.1 million.

Continuing Investing Activities

Cash used in continuing investing activities was RMB21,304.5 million (US$3,060.2 million), RMB14,999.7 million and RMB15,956.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For the year ended December 31, 2019, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB77,083.4 million (US$11,072.3 million), (ii) purchase of short-term investments of RMB22,370.0 million (US$3,213.2 million), (iii) purchase of intangible assets and licensed copyrights of video content of RMB2,119.3 million (US$304.4 million), (iv) purchase of property, equipment and software of RMB1,209.5 million (US$173.7 million), (v) acquisitions of other long-term investments of RMB1,111.5 million (US$159.7 million), (vi) net change in short-term investments with terms of three months or less of RMB1,023.2 million (US$147.0 million), and (vii) investment in equity investees of RMB450.7 million (US$64.7 million), partially offset by (A) proceeds from maturity of time deposits of RMB54,381.6 million (US$7,811.4 million), (B) proceeds from maturity of short-term investments of RMB20,225.3 million (US$2,905.2 million), (C) proceeds received from discontinued operations of RMB9,031.1 million (US$1,297.2 million) and (D) proceeds from disposals of investment in equity method investees and other equity investments of RMB406.7 million (US$58.4 million).

For the year ended December 31, 2018, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB41,553.4 million, (ii) purchase of short-term investments of RMB13,393.0 million, (iii) purchase of property, equipment, software and land use rights of RMB5,096.2 million, (iv) acquisitions of other long-term investments of RMB2,751.0 million, (v) amounts paid to discontinued operations of RMB1,889.6 million, (vi) purchase of intangible assets and licensed copyrights of video content of RMB1,741.2 million, (vii) net change in short-term investments with terms of three months or less of RMB1,172.3 million, and (viii) investment in equity investees of RMB272.5 million, partially offset by (A) proceeds from maturity of time deposits of RMB39,924.5 million, and (B) proceeds from maturity of short-term investments of RMB13,071.4 million.

For the year ended December 31, 2017, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB33,984.1 million, (ii) purchase of short-term investments of RMB12,491.0 million, (iii) amounts paid to discontinued operations of RMB3,296.4 million, (iv) purchase of property, equipment, software and land use rights of RMB1,661.0 million, (v) acquisitions of other long-term investments of RMB900.7 million, (vi) net change in short-term investments with terms of three months or less of RMB895.3 million, (vii) purchase of intangible assets and licensed copyrights of video content of RMB791.6 million, and (viii) investment in associated companies of RMB235.8 million, partially offset by (A) proceeds from maturity of time deposits of RMB22,429.6 million, (B) proceeds from maturity of short-term investments of RMB15,615.5 million, and (C) proceeds from disposal of equity investment of RMB350.4 million.

Financing Activities

For the years ended December 31, 2017, 2018 and 2019, cash provided by or used in financing activities was all from continuing operations. There were no financing activities from discontinued operations for these years.

Cash provided by continuing financing activities was RMB1,082.5 million (US$155.5 million) and RMB1,587.4 million for the years ended December 31, 2019 and 2018, respectively, and cash used in continuing financing activities was RMB1,302.7 for the year ended December 31, 2017.

For the year ended December 31, 2019, cash provided by continuing financing activities mainly resulted from (i) proceeds from issuance of redeemable noncontrolling shareholder interests and noncontrolling interests, net of issuance costs of RMB6,941.0 million (US$997.0 million) and (ii) net proceeds in short-term loan of RMB2,971.5 million (US$426.8 million), partially offset by dividends paid in the amount of RMB8,840.6 million (US$1,269.9 million).

For the year ended December 31, 2018, cash provided by continuing financing activities mainly resulted from (i) net proceeds in short-term loan of RMB6,209.6 million and (ii) proceeds from issurance of redeemable noncontrolling shareholder interests, net of issuance cost of RMB5,294.2 million, partially offset by repurchase of shares of RMB7,516.7 million, dividends paid in the amount of RMB1,440.2 million, and repurchase of noncontrolling interest and redeemable noncontrolling interests of RMB975.0 million.

For the year ended December 31, 2017, cash used in continuing financing activities mainly resulted from dividends paid in the amount of RMB3,257.6 million and repurchase of shares of RMB2,061.6 million, partially offset by net proceeds of short-term bank loan of RMB3,105.0 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and VIEs. As of December 31, 2019, these subsidiaries and VIEs had RMB59.0 billion (US$8.5 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and HK dollars.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or VIE. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. In 2017, 2018 and 2019, we accrued RMB707.1 million, RMB679.4 million and RMB846.6 million (US$121.6 million) withholding tax liabilities, respectively, associated with our quarterly dividends and cash expected to be distributed from our PRC subsidiaries to companies in our corporate group outside of China for general corporate purposes. We repatriated a portion of these earnings and paid related withholding income tax in 2017, 2018 and 2019. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2019 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB14.1 billion, or 23% of our total consolidated net assets, as of December 31, 2019. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

Our capital requirements relate primarily to financing:

●	our working capital requirements, such as servers and bandwidth service fees, inventory purchase costs, content and copyrights purchase costs, staff costs, selling and marketing expenses and research and development costs; and
●	costs incurred for the construction of our new office buildings and warehouses in Guangzhou, Hangzhou, Shanghai and Jiangxi in China, acquisition of new servers in connection with the operation of our in-house developed and licensed games, investment in the expansion packages of the aforementioned games, and upgrades of our online service infrastructure.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse online game, education and other innovative services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2019, 2018 and 2017, we spent RMB8,413.2 million (US$1,208.5 million), RMB7,378.5 million and RMB4,161.7 million, respectively, on research and development activities.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have operating lease commitments, which are the lease commitments under the lease agreements for our corporate offices, warehouses and retail stores. We also have contractual obligations in respect of the construction of new office buildings and warehouse facilities in Guangzhou, Shanghai and Hangzhou, capital expenditures related to computer equipment and server and bandwidth service fee. In addition, we have contractual obligations in connection with the games licensed from Blizzard. The following sets forth our contractual obligations for server and bandwidth service fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, including the royalties and minimum marketing expenditure commitment for the games licensed to us by Blizzard, as of December 31, 2019:

		Server and		Royalties and
	Operating	Bandwidth		Expenditure for	Office Machines
	Lease	Serve Fee	Capital	Licensed Content	and Other
	Commitments	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2020	195,945	210,343	467,344	2,057,962	135,903	3,067,397
2021	175,286	368,206	578,011	2,166,368	29,304	3,317,175
2022	97,639	218,863	217,001	1,707,765	17,886	2,259,154
2023	20,338	77,616	209,284	1,311,465	17,619	1,636,322
Beyond 2023	12,930	52,848	1,000	849,159	—	915,937
	502,138	927,876	1,472,640	8,092,719	200,712	11,196,085

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in fixed-rate corporate bonds of well-known Chinese companies and financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings. All of our short-term bank borrowings as of December 31, 2019 were at fixed rates. Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2019, a 10% change in the interest rate would result in an increase or decrease of RMB82.2 million (US$11.8 million) of our total amount of net interest income or of RMB65.8 million (US$9.4 million) of our total amount of investment income from short-term investments in 2019.

Foreign Currency Risk

A significant majority of our revenues and expenses are denominated in Renminbi, but as noted above, a certain portion of our cash is kept in U.S. dollars, HK dollars and Euro. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars, HK dollars, Euro and Renminbi. For example, to the extent that we need to convert U.S. dollars, HK dollars or Euro into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollars, HK dollars or Euro at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar, HK dollars or Euro appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported net foreign exchange gain of RMB25.2 million (US$3.6 million) in 2019, compared to net foreign exchange losses of RMB51.8 million in 2018. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2019, we had U.S. dollar-denominated debt outstanding of US$2,178.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments on this debt in Renminbi terms would have increased/decreased by RMB35.7 million (US$5.1 million).

As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$4,609.5 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2019 would have increased/decreased by RMB3,209.1million in Renminbi terms.

Recently Issued Accounting Pronouncements

Please refer to Item 18 of Part III, “Financial Statements—Note 2(y)— Recently issued accounting pronouncements.”

Item 6   Directors, Senior Management and Employees

A.           Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2020 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	48	Director and Chief Executive Officer
Charles Zhaoxuan Yang	36	Chief Financial Officer
Alice Cheng (1)	58	Independent Director
Denny Lee	52	Independent Director
Joseph Tong (1)	57	Independent Director
Lun Feng	60	Independent Director
Michael Leung (1)	66	Independent Director
Michael Tong	48	Independent Director
(1)	Alice Cheng, Joseph Tong and Michael Leung are members of the audit, compensation and nominating committees.

Biographical Information

William Lei Ding, our founder, has served as our director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our Acting Chief Executive Officer and Acting Chief Operating Officer. From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in May 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Charles Zhaoxuan Yang has served as our Chief Financial Officer since June 2017. Prior to joining us, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited and based in Hong Kong for almost a decade. Mr. Yang currently serves as an independent director on the board of So-Young International Inc. (stock code: SY), a company listed on the Nasdaq Stock Exchange. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

Alice Cheng has served as our director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment, since May 2005. From October 2010 to April 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From January 2002 to April 2005, Ms. Cheng served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as our director since April 2002. Mr. Lee previously served as our Chief Financial Officer from April 2002 until June 2007 and our Financial Controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated with a Professional Diploma in Accounting from the Hong Kong Polytechnic University in November 1990 and is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc. (stock code: EDU), Concord Medical Services Holdings Limited (stock code: CCM), NIO Inc. (stock code: NIO) and Jianpu Technology Inc. (stock code: JT), which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1636).

Joseph Tong has served as our director since March 2003. Mr. Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since January 2003. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants.

Lun Feng has served as our director since July 2005. Mr. Feng served as the Chairman and/or director of Vantone Holdings Co., Ltd., a private real estate investment company in China, from 1993 to 2017. Mr. Feng currently is the executive director of Beijing Sifang Yufeng Investment Co., Ltd, an investment firm in China. Mr. Feng is an independent non-executive director on the board of China Everbright Bank Company Limited (stock code: 6818), a company dual-listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Mr. Feng also serves as an independent director on the boards of Youzu Interactive Co., Ltd. (stock code: 002174), which is listed on the Shenzhen Stock Exchange, as well as Bank of Xi’An Co., Ltd. (stock code: 600928) and Shanghai Xinnanyang Only Education & Technology Co., Ltd (stock code: 600661), both of which are listed on the Shanghai Stock Exchange. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as our director since July 2002. Mr. Leung is currently a responsible officer of Grand Moore Capital Limited since September 2019. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P, in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132), China Electronics Optics Valley Union Holding Company Limited (stock code: 0798) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung was previously an independent non-executive director and chairman of the audit committee of China Huiyuan Juice Group Limited (stock code: 1886), a company listed on the Hong Kong Stock Exchange, from 2012 to 2019. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

Michael Tong has served as our director since December 1999. Mr. Tong joined our company as an executive from 2003 to 2009 and served as our Co-Chief Operating Officer from 2004 to 2009. Mr. Tong is an independent non-executive director and chairman of the audit committee of Koolearn Technology Holding Limited (stock code: 1797), a company listed on the Hong Kong Stock Exchange. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.           Compensation

Executive Officer and Director Compensation

In 2019, we paid our executive officers and directors aggregate cash compensation of RMB17.6 million (US$2.5 million). In 2019, we also granted restricted share unit awards under our 2009 RSU Plan (described below) to each of our independent directors which vested on March 1, 2020. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

In 2019, we also granted restricted share unit awards under our 2009 RSU Plan to our Chief Financial Officer, which will represent less than 1% of our total outstanding ordinary shares upon vesting. In addition, certain of our subsidiaries, including Youdao, granted certain options pursuant to their respective share incentive plans to our Chief Financial Officer which are exercisable for ordinary shares of those subsidiaries representing less than 1% of their total outstanding shares.

Director Indemnification Agreements

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

Restricted Share Unit Plans

General

We have two restricted share unit plans. We refer to these collectively as our RSU Plans. Our board approved our 2009 Restricted Share Unit Plan, or 2009 RSU Plan, in November 2009. The 2009 RSU Plan expired in November 2019 in accordance with its terms, such that no new awards may be granted under this plan although outstanding awards granted previously will remain governed by it. Our board approved our 2019 Restricted Share Unit Plan, or the 2019 RSU Plan, in October 2019, as a replacement for the 2009 RSU Plan.

The purpose of our RSU Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The RSU Plans provide for the granting of incentive awards of restricted share units, which may or may not be granted with dividend equivalent rights. Participants under the RSU Plans will not receive any account status reports.

The RSU Plans are not subject to the Employee Retirement Income Security Act of 1974, as amended, and neither of the RSU Plans a “qualified plan” within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended.

Plan Administration

Our board has designated our compensation committee to administer the RSU Plans, and it may designate one or more of our officers to exercise its authority thereunder from time to time.

Securities Subject to the RSU Plans

The maximum aggregate number of our ordinary shares which are issuable pursuant to all awards under the 2009 RSU Plan is 323,694,050 ordinary shares.

The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2019 RSU Plan is 322,458,300 ordinary shares. Such ordinary shares may, in whole or in part, be authorized but unissued shares or shares that will have been or may be reacquired by us. It is anticipated that all future awards to our employees, directors and consultants will be granted pursuant to the 2019 RSU Plan or any other future plan adopted by our board and, if appropriate, our shareholders.

The 2009 RSU Plan provides that in the event of certain corporate transactions, including specified types of mergers and acquisition transactions, each outstanding award granted under the 2009 RSU Plan shall automatically become fully vested and be released from any restrictions on transfer and repurchase or forfeiture rights, immediately prior to the specified effective date of such corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of such corporate transactions, each outstanding award shall be terminated unless the award is assumed by the successor company or its parent company in connection with the applicable corporate transaction. Our board will determine whether an award was assumed in the manner contemplated by the 2009 RSU Plan.

The 2019 RSU Plan provides that in the event of certain corporate transactions, including specified types of mergers and acquisition transactions, the administrator may (a) accelerate the vesting, in whole or in part, of any award; (b) purchase any award for an amount of cash or ordinary shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had the award been currently exercisable or payable or fully vested; or (c) provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with appropriate adjustments as to the number and kind of shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

Eligibility

Awards can be issued to participants in the RSU Plans, which include employees, directors or consultants of us, our subsidiaries, our VIEs and certain other related entities.

Awards under the RSU Plans

Awards under the RSU Plans are evidenced by an award agreement which contains, among other things, such provisions concerning how the restricted share unit may be settled upon vesting and forfeiture upon termination of employment or the consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by our board.

Restricted share units do not represent any actual ownership interest in us. The units granted correspond in number and value to a specified number of our ordinary shares. No actual shares are issued. Instead, the units are tracked in a bookkeeping account. The units may be subject to forfeiture provisions to replicate the treatment of restricted shares. The units can ultimately be paid in cash or ordinary shares, as our board determines and as set forth in the applicable award agreement. Dividend equivalents may be paid on the restricted share units. A dividend equivalent right entitles the participant to receive cash compensation measured by the dividends paid with respect to our ordinary shares. The dividend equivalents may be paid out at the time of the dividend or may be credited to the participant’s account and converted to additional units.

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

Amendment; Termination

Under the RSU Plans, our board may at any time terminate, suspend, or amend the RSU Plans in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The 2009 RSU Plan expired in November 2019 in accordance with its terms. The 2019 RSU Plan will expire in October 2029.

Non-Transferability of Awards

Under the RSU Plans, awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or by the laws of descent and distribution and during the lifetime of the participants, to the extent and in the manner provided in the award agreement. The RSU Plans permit the designation of beneficiaries by holders of awards in the event of the participant’s death. After any such transfer, the original recipient shall continue to remain subject to the withholding tax requirements described below.

Payment of Taxes

No ordinary shares shall be delivered under the RSU Plans to any participant or other person until such participant or other person has made arrangements acceptable to us regarding payment of Chinese, Cayman Islands, U.S. and any other federal, state, provincial, local or other taxes required by law. Alternatively, we will withhold or collect from the participant an amount sufficient to satisfy such tax obligations.

Other Equity Incentive Plans

Youdao, our subsidiary, adopted its 2015 Share Incentive Plan, or the Youdao Plan, in February 2015 (an amended it in April 2018), under which 10,222,222 ordinary shares of Youdao are reserved for issuance. As of December 31, 2019, options to purchase a total of 8,328,900 ordinary shares of Youdao were outstanding under the Youdao Plan, and 3,583,600 of such options had vested and become exercisable.

In addition, certain of our other subsidiaries have adopted their own equity incentive plans, which allow the relevant subsidiaries to grant options or other awards to certain of our employees. The options under such plans and the Youdao Plan expire in five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.           Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on September 13, 2019.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong, and Michael Leung are currently the members of each of these committees. Michael Leung is the chairperson of the audit committee.

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

D.           Employees

As of December 31, 2017, 2018 and 2019, we had 18,129, 22,726 and 20,797 full-time employees, respectively. A substantial majority of our employees are based in China. We believe that we have a good working relationship with our employees, and we have not experienced any significant labor disputes.

The following table sets forth information regarding our staff as of December 31, 2019:

Online game	11,592
Youdao	1,699
Innovation and others	7,506
Total	20,797

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.           Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of December 31, 2019 (unless otherwise indicated) by:

●	all persons who are beneficial owners of 5% or more of our ordinary shares,
●	each of our directors,
●	our Chief Executive Officer and Chief Financial Officer, and
●	all current directors and executive officers as a group.

As of December 31, 2019, 3,228,531,381 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares
	Beneficially Owned
	Number		Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People's Republic of China 310052.	1,456,000,000		45.1%
Orbis Investment Management Limited c/o Orbis House, 25 Front Street, Hamilton HM 11, Bermuda and Allan Gray Australia Pty Limited c/o Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.	208,718,500	(2)	6.5	%(2)

Number of Shares
Beneficially Owned
	Number	Percentage
Executive Officers and Directors (3)
Charles Zhaoxuan Yang	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
Michael Tong	*	*
All current directors and executive officers as a group (8 persons)(4)	1,456,900,325	45.1%

*      Less than 1%.

(1)	Shining Globe International Limited is the record owner of 1,456,000,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 2,000,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. William Lei Ding, our founder, Chief Executive Officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family.

(2)	Based on the information included in the Schedule 13G dated February 14, 2020, filed by Orbis Investment Management Limited and Allan Gray Australia Pty Limited.
(3)	The address of our current executive officers and directors are c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.
(4)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount includes ordinary shares and ordinary shares issuable upon the vesting of RSUs held by our directors and executive officers as a group.

As of December 31, 2019, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of December 31, 2019, there were five ordinary shareholders of record with an address in the United States, including The Bank of New York Mellon, depositary of our ADS program, which held 1,832,900,265 ordinary shares as of that date.

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

Item 7   Major Shareholders and Related Party Transactions

A.           Major Shareholders

Please see Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.           Related Party Transactions

VIE Agreements

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities and the shareholders of these entities, under which we provide our computer software, mobile applications, technologies and relevant services to Guangzhou NetEase, Hangzhou Leihuo Youdao Computer and certain other affiliated entities, and they in turn provide certain of our online games and operate the NetEase websites, our e-commerce platforms, our online advertising business, and e-mail and certain of our other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities will not receive material benefits from these agreements except as shareholders of NetEase. The agreements with Guangzhou NetEase, Hangzhou Leihuo and Youdao Computer are described below.

Agreements relating to Guangzhou NetEase

William Lei Ding, our Chief Executive Officer, and Xiaojun Hui, our vice president of game development, own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively.

●	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for license fees of RMB10,000 per year. NetEase may waive this fee at any time.

●	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Information Technology (Beijing) Co., or NetEase Beijing, granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee at any time.
●	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee at any time.
●	Cooperative Agreements. Guangzhou NetEase has entered into cooperative agreements with each of NetEase Beijing, Boguan and NetEase Hangzhou pursuant to which such subsidiaries have agreed to provide the following services:
●	research and development of computer software (including, but not limited to, online games software) and technical support and maintenance for the operation of computer software;
●	technical service for internet media, including, but not limited to, server maintenance and development, update and upgrade of relevant application software; and
●	research and development of electronic publishing technology and relevant technical assistance and support.

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

●	Online Advertising Agreement between Guangzhou NetEase and NetEase Advertising. Guangzhou NetEase sells all of the banner space on the NetEase websites to Beijing NetEase Media Co., Ltd. (previously named Beijing Guangyitong Advertising Co., Ltd.), or NetEase Advertising, and publishes the advertisements provided by NetEase Advertising on the banner space purchased by NetEase Advertising. NetEase Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

The term of the foregoing agreement is automatically renewable for successive one year term.

●	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Under this agreement, Guangzhou NetEase transferred its registered trademarks to NetEase Beijing.
●	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.
●	Shareholder Voting Rights Trust Agreement among NetEase Beijing and the Individual Shareholders of Guangzhou NetEase. William Lei Ding and Xiaojun Hui agreed to irrevocably appoint NetEase Beijing to represent him to exercise all voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement is 20 years from May 12, 2010. This agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.
●	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

●	Letter of Agreement. Each of William Lei Ding and Xiaojun Hui have agreed that any amendments to be made to the Shareholder Voting Rights Trust Agreement, the Equity Pledge Agreement (described below) and the Loan Agreement (described below), as well as all other agreements to which our company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their VIEs and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding and Hui have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of our company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from May 12, 2010, and this agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.
●	Loan Agreement and Equity Pledge Agreement. Concurrent with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder, Mr. Hui entered into a Loan Agreement and Equity Pledge Agreement with NetEase Beijing, each dated May 1, 2014. Under the Loan Agreement, NetEase Beijing provided Mr. Hui with an interest-free loan in the principal amount of RMB0.2 million (US$28,728) to Mr. Hui, which funds were used by Mr. Hui to pay the consideration to acquire such 1.0% equity interest. The loan can be repaid by transferring such 1.0% equity interest to NetEase Beijing or its designee or through such other method as NetEase Beijing shall determine. The term of the loan is 10 years from the date of the agreement and can be extended upon the mutual consent of both parties. Under the Equity Pledge Agreement, Mr. Hui pledges his 1.0% equity interest in Guangzhou NetEase to NetEase Beijing to secure his respective obligations under the Loan Agreement and Shareholder Voting Rights Trust Agreement. Mr. Hui agrees he shall not transfer, pledge or encumber his 1.0% equity interest without the prior written consent of NetEase Beijing. During the term of this agreement, NetEase Beijing is entitled to all dividends and other distributions made by Guangzhou NetEase. The Equity Pledge Agreement will remain binding until Mr. Hui discharges all his obligations under the above-mentioned agreements.

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

●	Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Each of the ultimate shareholders of Hangzhou Leihuo has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated December 1, 2015. Under the Loan Agreements, NetEase Hangzhou provided each of the ultimate shareholders of Hangzhou Leihuo with an interest-free loan in the principal amount of RMB5.0 million (US$0.7 million), which funds were used by each of the ultimate shareholders of Hangzhou Leihuo to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo. Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine. The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10 year terms unless otherwise decided by NetEase Hangzhou. Under the Equity Pledge Agreements, each of the ultimate shareholders of Hangzhou Leihuo pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. Each of the ultimate shareholders of Hangzhou Leihuo agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.

●	Exclusive Purchase Option Agreements among NetEase Hangzhou, Hangzhou Leihuo and each of the ultimate shareholders of Hangzhou Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in Hangzhou Leihuo at a price equal to the original paid-in capital paid by the ultimate shareholder. In addition, Hangzhou Leihuo has granted NetEase Hangzhou an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Hangzhou Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Hangzhou Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Shareholder Voting Rights Trust Agreement between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Under these agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Hangzhou Leihuo. Each agreement shall remain effective for as long as such shareholder remains a shareholder of Hangzhou Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Operating Agreement among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, Hangzhou Leihuo and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, Hangzhou Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by Hangzhou Leihuo for its operations. Furthermore, the ultimate shareholders of Hangzhou Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint Hangzhou Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.
●	Cooperation Agreement between NetEase Hangzhou and Hangzhou Leihuo. Under this Cooperation Agreement, NetEase Hangzhou has agreed to provide the following services:
●	the development of computer software (including, but not limited to, online games) and technical support and maintenance for computer software operation;
●	the provision of broadband internet access and other operational support; and
●	jointly with Hangzhou Leihuo, the provision of value-added telecommunication and other services to users of the Leihuo website and relevant products.

Hangzhou Leihuo has agreed to pay a monthly service fee to NetEase Hangzhou in accordance with a formula based on its expenses incurred. This agreement was effective from January 1, 2010 and will continue to be effective unless it is terminated by written notice of NetEase Hangzhou or, in case of a material breach of the agreement, it is terminated by written notice of the non-breaching party.

Agreements relating to Youdao Computer

Prior to November 20, 2017, William Lei Ding and certain employees or former employees of Youdao Computer owned 71.1% and 28.9% of the equity interest in Youdao Computer, respectively. As a result of an internal reorganization completed on November 20, 2017, Zhou Feng, the chief executive officer of Youdao, became the holder of the 28.9% equity interest in Youdao Computer, with William Lei Ding continuing to hold 71.1% of the equity interest in Youdao Computer.

●	Loan Agreements between Youdao Information and each of William Lei Ding and Zhou Feng. Each of William Lei Ding and Zhou Feng entered into a Loan Agreement with Youdao Information, dated September 26, 2016 and November 20, 2017, respectively. Under these Loan Agreements, Youdao Information provided each of William Lei Ding and Zhou Feng with an interest-free loan in the principal amount of approximately RMB3.6 million (US$0.5 million) and RMB1.4 million (US$0.2 million), respectively. These funds were used by each of William Lei Ding and Zhou Feng to pay the consideration to acquire his respective equity interest in Youdao Computer. Such loans can be repaid by transferring each of William Lei Ding and Zhou Feng’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of each of the Loan Agreements is 10 years from the date of such agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.
●	Equity Pledge Agreements between Youdao Information and each of William Lei Ding and Zhou Feng. Each of William Lei Ding and Zhou Feng entered into an Equity Pledge Agreement with Youdao Information, dated September 26, 2016 and November 20, 2017, respectively. Under such Equity Pledge Agreements, each of William Lei Ding and Zhou Feng pledged his respective equity interest in Youdao Computer to Youdao Information to secure his obligations under the applicable Loan Agreement, Exclusive Purchase Option Agreement, Shareholder Voting Rights Trust Agreement, and Operating Agreement. Each of William Lei Ding and Zhou Feng further agreed to not transfer or pledge his respective equity interest in Youdao Computer without the prior written consent of Youdao Information. Each of the Equity Pledge Agreement will remain binding until the respective pledger, William Lei Ding or Zhou Feng, as the case may be, discharges all his obligations under the above-mentioned agreements.
●	Exclusive Purchase Option Agreements. Under the Exclusive Purchase Option Agreements entered into by Youdao Information, Youdao Computer and each of William Lei Ding and Zhou Feng, dated September 26, 2016 and November 20, 2017, respectively, each of William Lei Ding and Zhou Feng granted Youdao Information an option to purchase all or a portion of his respective equity interest in Youdao Computer at a price equal to the original and any additional paid-in capital paid by him. In addition, under each Exclusive Purchase Option Agreement, Youdao Computer has granted Youdao Information an option to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer, William Lei Ding and Zhou Feng agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.
●	Shareholder Voting Rights Trust Agreements between Youdao Information and each of William Lei Ding and Zhou Feng. Under the Shareholder Voting Rights Trust Agreements between Youdao Information and each of William Lei Ding and Zhou Feng, dated September 26, 2016 and November 20, 2017, respectively, each of William Lei Ding and Zhou Feng, agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer. Each Shareholder Voting Rights Trust Agreement shall remain effective for as long as William Lei Ding or Zhou Feng, as applicable, remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.

●	Operating Agreements among Youdao Computer, Youdao Information and each of William Lei Ding and Zhou Feng. To ensure the successful performance of the various agreements between the parties, each of Youdao Computer, William Lei Ding and Zhou Feng agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at Youdao Information’s discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. Furthermore, each of William Lei Ding and Zhou Feng agreed that, upon instruction from Youdao Information, he would appoint Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of each Operating Agreement is 20 years from the date of execution and can be extended with the written consent of Youdao Information.
●	Cooperation Agreement between Youdao Information and Youdao Computer. Under this Cooperation Agreement, Youdao Information has agreed to provide the following services:
●	the development of computer software (including, but not limited to, generating online advertisement and distribution and maintenance of related software) and technical support and maintenance for computer software operation;
●	the development of computer software related to generating online advertisement, establishment of platforms for online advertisement and related updates and operational support; and
●	the provision of technology support, including, but not limited to, server maintenance, development of server software and related maintenance and updates.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. As a result of these arrangements, Shanghai EaseNet is a controlled VIE, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it. We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2017, 2018 and 2019. Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games. See Item 5.A — “Operating Results—Our Corporate Structure.”

Subsidiary Guarantees

We have entered into several guarantee agreements in the aggregate amount of US$1,062.0 million in respect of certain credit facilities taken by our subsidiaries. As of December 31, 2019, US$240.0 million of such credit facilities had not been utilized.

Agreements with Youdao

Youdao, which became listed on the New York Stock Exchange in October 2019, is currently our majority-controlled subsidiary. We have entered into agreements with Youdao with respect to various ongoing relationships between us, which became effective upon the completion of Youdao’s initial public offering in October 2019. These include a master transaction agreement, a transitional services agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement, each of which are summarized below.

Master Transaction Agreement

We have entered into a master transaction agreement with Youdao to govern certain key aspects of our relationship with Youdao, including the allocation of liabilities. Pursuant to the master transaction agreement, Youdao is responsible for, among other things, the liabilities associated with the “Online Learning Business,” which is defined to include the online learning products and online learning services offered by Youdao as of the date of the master transaction agreement, excluding the NetEase open online courses and the K-12 curriculum course offered by us as of the date of the master transaction agreement and certain other specified businesses, and we are responsible for, among other things, the liabilities arising on or after June 30, 2019 associated with the “NetEase Business,” which is defined to include the business conducted by the NetEase as of the date of the master transaction agreement and any business that is derived from such businesses.

The master transaction agreement will automatically terminate five years following the earlier of (i) the first date when we no longer own at least 20% of the voting power of Youdao’s then outstanding voting securities and (ii) the first date when we cease to be the largest beneficial owner of Youdao’s then outstanding voting securities. We refer to such earlier date as the “Control Ending Date.” It can also be terminated early or extended by mutual written consent of Youdao and us. The termination of the master transaction agreement will not affect the validity and effectiveness of the other business cooperation agreements described below.

Transitional Services Agreement

Under the transitional services agreement, we have agreed that, during the service period as described below, we will provide Youdao with various corporate support and services such as legal support, human resources support, financial reporting, internal control and internal audit support, technology and operational support, and administrative support. The price to be paid for the services provided under the transitional services agreement is calculated by multiplying the sum of the actual “direct costs” and “indirect costs” of providing such services by 100% plus a reasonable mark-up rate as determined by us. Direct costs include labor-related compensation and travel expenses, materials and supplies consumed in and agency fees arising from performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the departments incurring the direct costs of providing the services.

The service period under the transitional services agreement commenced upon the completion of Youdao’s initial public offering and will end on the earliest of (i) the fifth anniversary of the completion of Youdao’s initial public offering, (ii) one year after the Control Ending Date, (iii) the date the transitional services agreement is terminated by Youdao or us, whichever is earlier.

Non-competition Agreement

Under the non-competition agreement, Youdao and we have each agreed to be subject to certain non-compete restrictions during a “Non-competition Period,” beginning from the completion of Youdao’s initial public offering and ending on the earlier of (i) five years after the Control Ending Date; (ii) the date on which Youdao’s ADSs cease to be listed on the New York Stock Exchange; and (iii) the tenth anniversary of the completion of Youdao’s initial public offering. Specifically:

●	We have agreed not to compete with Youdao in the provision of the Online Learning Business, provided that such non-compete restrictions shall not prevent the us from (i) engaging in the Online Learning Business through or on behalf of Youdao, (ii) continuing to engage in the NetEase Business, (iii) owning a non-controlling interest in any company engaging in any business that is of the same nature as the Online Learning Business, or (iv) engaging in any other business that we and Youdao may agree from time to time.
●	Youdao has agreed not to compete with us in the NetEase Business or business of a similar nature, provided that such non-compete restrictions shall not prevent Youdao from (i) engaging in the NetEase Business or business of a similar nature through us or on our behalf, (ii) continuing to engage in any business that we operate as of the date of the non-competition agreement, (iii) owning a non-controlling interest in any company engaging in any business that is of the same nature as the NetEase Business, and (iv) engaging in any other business that we and Youdao may agree from time to time.

The non-competition agreement provides that if there is any ambiguity in the scope of business subject to the foregoing non-compete restrictions, our interpretation shall prevail.

In addition, we and Youdao have each undertaken to each other that during the Non-competition Period, should a party have a business or investment opportunity relating to the other party’s businesses covered by the foregoing non-compete restrictions, it shall notify the other party of such opportunity in writing. If the party receiving the notice elects not to or otherwise fails to take up the opportunity within 30 days, the notifying party may proceed to take up such business or investment opportunity.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither Youdao nor we may, during the Non-competition Period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the Non-competition Period. In addition, during the Non-competition Period, we and Youdao have each agreed not to solicit business falling within the other party’s business scope from the other party’s customer, supplier, distributor or similar third parties.

Cooperation Framework Agreement

Under the cooperation framework agreement, we and Youdao have agreed to cooperate with each other in the marketing and promotion of each other’s services and products on our respective platforms. Also, we have agreed to purchase Youdao’s translation services and to allow our users to log on Youdao’s platforms with their NetEase Passports. The cooperation framework agreement became effective on the date of completion of Youdao’s initial public offering and will expire on the earlier of (i) the fifteenth anniversary of the effective date of such agreement or (ii) five year after the Control Ending Date.

Intellectual Property License Agreement

Under the intellectual property license agreement, we and Youdao grant to each other a worldwide, fully paid-up, non-sublicensable (subject to certain specified exceptions), non-transferable, limited and non-exclusive license of certain intellectual properties for a royalty as agreed by both parties solely to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit the licensed intellectual property within the term of such agreement. This agreement became effective on the completion of Youdao’s initial public offering and expires on the earlier of (i) the fifteen anniversary of the effective date of such agreement, and (ii) one year after the Control Ending Date with respect to the sharing of information and data and user registration information, or five years after the Control Ending Date with respect to other licenses under such agreement.

C.           Interests of Experts and Counsel

Not applicable.

Item 8   Financial Information

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

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. (collectively “PUBG”), filed a lawsuit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. PUBG subsequently dropped all claims against NetEase (Hong Kong) Limited, and added Hong Kong NetEase Interactive Entertainment Limited to the lawsuit. PUBG’s complaint generally alleged that two of NetEase’s mobile games, Rules of Survival and Knives Out, infringed PUBG’s copyrights and trade dress in their competing game, Battlegrounds. On March 11, 2019, NetEase entered into a settlement agreement with PUBG, and the lawsuit was dismissed. On October 15, 2019, PUBG filed a second lawsuit against the same NetEase defendants, also in the U.S. District Court for the Northern District of California, claiming NetEase had allegedly breached the settlement agreement. On March 3, 2020, the court dismissed PUBG’s new lawsuit, without prejudice, for lack of subject matter jurisdiction. On March 4, 2020, NetEase initiated a declaratory judgment action against PUBG in the Superior Court of California for the County of San Mateo, requesting a declaration that NetEase had not breached the settlement agreement. NetEase’s lawsuit against PUBG is on-going.

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

A.8         Dividend Policy

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2014. Under this policy, quarterly dividends were set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, our board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of our anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.69, US$1.04, US$4.14 and US$1.02 per ADS for the first, second, third and fourth quarters of 2019, respectively. Our board of directors also approved an additional special dividend of US$3.45 per ADS in the third quarter of 2019.

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

Item 9   The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C. Our ADSs have been listed on the NASDAQ Global Select Market since June 30, 2000. Our ADSs trade under the symbol “NTES.”

Item 10 Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Law (2020 Revision), as revised and amended from time to time, or the Companies Law. Our corporate objectives and purpose are unrestricted.

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

Rights, Preferences and Restrictions of Ordinary Shares

General. All of our issued and outstanding shares are fully paid and non-assessable. Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Disclosure of Shareholder Ownership

There are no provisions in our restated memorandum or articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

Differences in Corporate Law

The Companies Law is modeled after that of the English companies legislation but does not follow recent English law statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement in question is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the affected shares within four months, the offeror may, within a two-month period after expiry of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

C.           Material Contracts

On September 6, 2019, we entered into an agreement with a subsidiary of Alibaba to sell our e-commerce platform Kaola for approximately US$1.9 billion. The consideration was comprised of approximately US$1.6 billion in cash payable to us and Kaola equity award holders, as well as approximately 14.3 million Alibaba ordinary shares issued to us. Following the completion of the transaction, Kaola was deconsolidated and its historical financial results were accordingly reflected in our consolidated financial statements as discontinued operations.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10.C. "Additional Information-Material Contracts," Item 4. “Information on the Company” or elsewhere in this annual report.

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

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The circular also stipulates that FIEs’ usage of capital and settled foreign exchange capital shall comply with relevant provisions concerning foreign exchange control and be subject to the management of a negative list. The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Pursuant to SAFE Circular 16, FIEs may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a FIE elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such FIE needs to make payment from such designated account, it does not need to go through a lengthy approval process, but instead is only required to declare its intended use for such converted Renminbi. Although SAFE Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No. 3), or Notice No. 3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds. Under Notice No. 3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use. On October 23, 2019, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (Hui Fa [2019] No.28), or Notice No. 28, which took effect on the same date. Under Notice 28, FIEs without an investment business scope are also allowed to utilize and convert capital received from foreign investors for making equity investment in China. Previously this had been limited to FIEs who explicitly had an investment business scope. However, it is not clear how Notice 28 will be implemented in practice and the implementing rules for Notice 28 have yet to be promulgated by the SAFE. In addition, we closely monitor any changes and new regulatory releases, especially given the recently increased frequency of SAFE enforcement actions, to ensure that our operations remain in compliance.

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

Moreover, to discourage the outflow of capital from China, the overall current regulatory environment relating to foreign exchange controls in China suggests that, as a matter of practice, SAFE has been making it increasingly difficult to exchange Renminbi into foreign currencies for offshore dividend payments or capital account settlement. For additional information on the SAFE regulations and the related risks to our company, see Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The Chinese government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these restrictions.”

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

E.           Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel.

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

Material United States Federal Income Taxation Considerations

The following discussion is a summary of certain United States federal income tax considerations applicable to the purchase, ownership and disposition of shares or ADSs by a U.S. Holder (as defined below) who holds such shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended , referred to in this section as the Code. This summary does not purport to be a complete analysis of all potential United States federal income tax effects. This summary is based on the Code, United States Treasury regulations promulgated thereunder, Internal Revenue Service,or IRS, rulings and judicial decisions and the income tax treaty between the United States and the PRC, or the U.S.-PRC Tax Treaty, all as in effect on the date hereof. All of these are subject to change, possibly with retroactive effect, or to different interpretations. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Additionally, the discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms.

This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:

●	broker dealers in stocks, securities, commodities or currencies;

●	persons (including securities traders) that use a mark-to-market accounting method;
●	banks and financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt entities;
●	grantor trusts;
●	persons holding shares or ADSs as part of a hedging or conversion transaction or a straddle;
●	persons deemed to sell shares or ADSs under the constructive sale provisions of the Code;
●	certain former citizens or residents of the United States;
●	persons whose functional currency is not the U.S. dollar; and
●	direct, indirect or constructive owners of 10% or more of the total combined vote or value of all classes of our equity.

This summary also does not discuss any aspect of state, local or non-U.S. tax law, or United States federal estate or gift tax law as applicable to U.S. Holders. Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local and non-U.S. tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

For purposes of this summary, “U.S. Holder” means a beneficial holder of shares or ADSs who or that for United States federal income tax purposes is:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a domestic trust.

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

ADSs

A U.S. Holder of ADSs generally will be treated as the owner of the underlying shares represented by those ADSs for United States federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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

Alternatively, non-corporate U.S. holders may be eligible for the special reduced rates normally applicable to long-term capital gains if we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. The United States does not have a comprehensive income tax treaty with the Cayman Islands. However, in the event that we were deemed to be a PRC resident enterprise under the enterprise income tax law, although no assurance can be given, we might be considered eligible for the benefits of the U.S.-PRC Tax Treaty for purposes of these rules. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rates on dividends paid with respect to our ordinary shares or ADSs in light of their particular circumstances.

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

Taxation of Disposition of Shares or ADSs

Subject to the PFIC rules discussed below, you will generally recognize taxable gain or loss on any sale or exchange or other taxable disposition of a share or ADS in an amount equal to the difference between the amount realized (determined in the case of a sale or exchange in a currency other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) for the share or ADS and your adjusted tax basis (in U.S. dollars) in the share or ADS. A U.S. Holder’s initial tax basis will be the U.S. Holder’s U.S. dollar purchase price for such share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of shares or ADSs, such gain may be treated as PRC source gain under the U.S.-PRC Tax Treaty, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. See discussion above under the heading "Taxation of Dividends and Other Distributions on the Shares or ADSs" regarding the potential availability of U.S.-PRC Tax Treaty Benefits. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

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

Based on certain estimates of our gross income and gross assets (which estimates are inherently imprecise), we do not believe that we were a PFIC for taxable year 2019 for United States federal income tax purposes. The determination of whether we will be classified as a PFIC is made annually and depends on particular facts and circumstances. In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the ADSs, which is likely to fluctuate. In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised. Thus, no assurance can be provided that our company would not be classified as a PFIC for any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status. For these reasons, there can be no assurance that we were not a PFIC in 2018 or that we will not be a PFIC for any future taxable year.

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

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY AND EFFECTS OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Information Reporting and Backup Withholding; Specified Foreign Financial Assets

The proceeds of a sale or other disposition, as well as dividends paid with respect to shares or ADSs by a United States payor (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax (currently at a rate of 24%) may apply to these payments if the U.S. Holder is not otherwise exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinary his or her social security number;
●	the holder furnishes an incorrect taxpayer identification number;
●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
●	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability (if any) or refunded provided the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.

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

Enforcement of Civil Liabilities

We are an exempted company incorporated in the Cayman Islands because of the following benefits found there:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;

the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

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

(1)recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
(2)entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

I.            Subsidiary Information

Not applicable.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Please refer to Item 5.F. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12 Description of Securities Other than Equity Securities

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

Persons depositing or withdrawing shares must pay:	For:

Up to US$0.05 per ADS	●	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	●	Cancellation or withdrawals of ADSs

	●	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights

	●	Distributions of securities other than ADSs or rights to purchase additional ADSs

Up to US$0.01 per ADS	●	Distributions of cash dividends or other cash distributions

US$1.5 per certificate presented for transfer	●	Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Fees and other payments made by the depositary to us

We did not receive any direct or indirect payment from the depositary in 2019, except that the depositary has agreed to waive certain fees for standard costs associated with the administration of the ADS program and waived such costs in an aggregate amount of US$38,713 for the year ended December 31, 2019.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Charles Zhaoxuan Yang, our Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-1. PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over the financial reporting period of December 31, 2019 as stated in this annual report on pages F-2.

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

Item 16C.            Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to our company during 2018 and 2019.

	For the year ended
	December 31,
	2018(1)	2019(1)
	RMB (in thousands)
Audit fees (2)	15,250	30,220
Tax fees (3)	595	898
All other fees (4)	192	832
Total	16,037	31,950
(1)	The fees disclosed are exclusive of out-of-pocket expenses on the amounts paid, which totaled approximately RMB1,033,000 and RMB1,360,000 in 2018 and 2019, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.
●	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Item 16D.            Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 14, 2018, we announced a share repurchase program authorized by our board of directors, pursuant to which we were authorized to purchase up to US$1.0 billion worth of our issued and outstanding ADSs on the NASDAQ Global Select Market. This share repurchase program expired on November 16, 2019. The table below shows the ADSs that we have repurchased under this program as of November 15, 2019, being the last day of the program.

Approximate
			Total Number of	Maximum
			ADSs	Dollar Value
			Purchased	of ADSs
			as Part of	that May Yet
			Publicly	Be
	Total	Average	Announced	Purchased
	Number of	Price	Plans	Under
	ADSs	Paid	or	the Plans or
Period	Purchased(1)	Per ADS	Programs	Programs
		US$	US$
August 2019	1,015	209.94	213,091	999,786,909
Total	1,015		213,091
(1)	Our ADS to ordinary share ratio is one ADS for every 25 ordinary shares.

On November 20, 2019, we announced a share purchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$20.0 million worth of Youdao’s outstanding ADSs on the New York Stock Exchange. The share purchase program will expire on November 25, 2020. As of December 31, 2019, approximately 50,000 ADSs had been purchased under this program.

On February 26, 2020, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$1.0 billion of our outstanding ADSs for a period not to exceed 12 months.

Item 16F.             Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.            Corporate Governance

As permitted by NASDAQ, in lieu of the NASDAQ corporate governance rules, but subject to certain exceptions, we may follow the practices of our home country which for the purpose of such rules is the Cayman Islands. Specifically, our board of directors adopted our RSU Plans without seeking shareholder approval which is generally required under Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements.

Item 16H.            Mine Safety Disclosure

Not applicable.

PART III

Item 17.            Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.            Financial Statements

The consolidated financial statements for NetEase, Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Document

1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.3

Deposit Agreement dated July 6, 2000 by and among NetEase.com, Inc., The Bank of New York and the owners and beneficial owners of American depositary receipts (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form F-6EF (File No. 333-115868) filed with the SEC on May 26, 2004)

2.4*	Description of Ordinary Shares

2.5*	Description of American Depositary Shares

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

3.6

Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

Exhibit Number	Document

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

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

4.13

Supplemental Agreement dated May 15, 2000 (supplementing the Domain Name License Agreement dated February 3, 2000) between NetEase.com, Inc. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

4.14

Letter of Agreement dated June 6, 2000 among William Lei Ding, Bo Ding and NetEase.com, Inc. (incorporated by reference to Exhibit 10.49 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.15

Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.16

Supplemental Letter of Agreement dated May 17, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.17

Second Supplemental Letter of Agreement dated July 15, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

4.18

No. 3 Supplemental Letter of Agreement dated July 20, 2004 (supplementing the Letter Agreement dated June 6, 2000 by and among William Lei Ding, Bo Ding and NetEase.com, Inc., as supplemented by the Supplemental Letter of Agreement dated May 17, 2004 and the Second Supplemental Letter of Agreement dated July 15, 2004, each by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc.) by and among William Lei Ding, Bo Ding, Jun Liang and NetEase.com, Inc. (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 27, 2005)

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

4.24

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Gang Chen and Hangzhou NetEase Leihuo Technology Co., Ltd (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.25

Exclusive Purchase Option Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu and Hangzhou NetEase Leihuo Technology Co., Ltd (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.26

Operating Agreement dated April 15, 2009 among NetEase (Hangzhou) Network Co., Ltd., Zhipeng Hu, Gang Chen and Hangzhou NetEase Leihuo Technology Co., Ltd (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.27

Cooperation Agreement dated January 1, 2010 between NetEase (Hangzhou) Network Co., Ltd. and Hangzhou NetEase Leihuo Technology Co., Ltd (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.28

Amendment and Novation of Operating Agreement dated May 1, 2014 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.29

Amendment and Novation of Letter of Agreement dated May 1, 2014 among NetEase Inc., William Lei Ding, Bo Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.30

Loan Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.31

Equity Pledge Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.32

Amended and Restated Letter of Agreement dated November 30, 2015 among NetEase, Inc., William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.33

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.34

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.35

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.36

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.48 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

Exhibit Number	Document

4.37

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.49 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.38

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.50 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.39

Operating Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd., Tianlei Hu and Zhipeng Hu (incorporated by reference to Exhibit 4.51 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.40

Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.51 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.41

Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.42

Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.43

Operating Agreement dated September 26, 2016 among Youdao Computer System Co., Ltd., NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.44

Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.45

Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.46

Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.47

Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.48

Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Youdao Computer System Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

Exhibit Number	Document

4.49

US$500,000,000 Syndicated Facility Agreement between the Registrant and the parties thereto dated August 9, 2018 (incorporated by reference to Exhibit 4.56 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.50

Letter of Amendment between the Registrant and the Agent (as defined therein) dated September 21, 2018 relating to the US$500,000,000 Syndicated Facility Agreement dated August 9, 2018 (incorporated by reference to Exhibit 4.57 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.51

Supplementary Agreement of Assignment among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd., Zhipeng Hu, Tianlei Hu and Long Cheng dated April 18, 2019 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.52*	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc.

4.53*	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc.

4.54*	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc.

4.55*	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc.

4.56*	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc.

4.57*	Share Purchase Agreement dated September 6, 2019 among Taobao Holding Limited, HQG, Inc., NetEase E-Commerce, Inc. and NetEase, Inc.

4.58	2019 Restricted Share Unit Plan (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form S-8 (file no. 333-234189) filed with the SEC on October 15, 2019)

8.1*	List of Significant Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Document

15.4*	Consent of Jun He Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this annual report on Form 20-F

**Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 29, 2020

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2019. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of average playing period of paying players for recognition of in-game virtual items revenue

As described in Notes 2(c) and 26 to the consolidated financial statements, the Company recognized RMB 46.4 billion of revenues from online game services for the year ended December 31, 2019. Revenues of mobile game in-game virtual items and PC game permanent life in-game items are recognized ratably over the estimated average playing period of paying players. Management considered the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at estimates for the estimated average playing period of the paying players for each game. Significant management assumptions applied to estimate the average playing period of paying players for recognition of mobile game in-game virtual items and PC game permanent life in-game items revenue include: (i) estimating future players’ churn rates based on historical players’ churn rates; and (ii) similarities between new games and existing games with sufficient historical data in terms of characteristics and playing patterns of paying players, such as targeted players and purchasing frequency.

The principal consideration for our determination that performing procedures relating to the estimates of average playing period of paying players for recognition of in-game virtual items revenue is a critical audit matter is that there are significant assumptions made by management in developing these estimates, which in turn led to a high degree of auditor judgment, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, including estimates of future players’ churn rates and estimates of the average playing period of paying players for new games.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimates of average playing period of paying players for recognition of in-game virtual items revenue. These procedures also included, among others, testing management’s process for developing the estimate of the average playing period of paying players; testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimates; and evaluating significant assumptions used by management. Evaluating management’s assumptions involved (i) checking the mathematic formula used in calculating the historical players’ churn rate and estimated average playing period of paying players for recognition of mobile game in-game virtual items and PC game permanent life in-game items revenue; and (ii) assessing the reasonableness of the significant assumptions used by management including estimating future players’ churn rates based on historical players’ churn rates and similarities between new games and existing games with sufficient historical data in terms of characteristics and playing patterns of paying players, such as targeted players and purchasing frequency.

Impairment assessment of equity method investments and long-term equity investments without readily determinable fair values

As described in Notes 2(i) and 10 to the consolidated financial statements, the Company’s consolidated balance of investments in equity method investees and long-term equity investments without readily determinable fair values as at December 31, 2019 was RMB 1,137.8 million and RMB 4,604.5 million, respectively. Long-term equity investments without readily determinable fair value include ownership of stock or in-substance common stock issued by privately-held companies on which the Company does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares. Management conducts impairment tests for investments in equity method investees and long-term equity investments without readily determinable fair values at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For equity method investments, the Company considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statement of comprehensive income for a decline in value that is determined to be other than temporary. For long-term equity investments without readily determinable fair values, the Company performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statement of comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgements management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgements as to whether a decline in value of equity method investments was other than temporary.

The principal considerations for our determination that the impairment assessment of equity method investments and long-term equity investments without readily determinable fair values is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity involved in performing procedures relating to evaluating the reasonableness of significant judgements management applied in the impairment assessment; (ii) significant audit effort was necessary to perform procedures and evaluate evidence relating to significant assumptions management used to value the equity investments, such as selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of equity method investments and long-term equity investments without readily determinable fair values. These procedures also included, among others, (i) testing management’s qualitative evaluation as to whether indicators of impairment existed by assessing the evidence considered by management, as well as other relevant market information; (ii) assessing the appropriateness of the valuation methodology by exercising professional judgements based on our knowledge of the industry and the investee; (iii) testing assumptions used in management’s valuation, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability, by comparing certain assumptions to the applicable industry/business data external to the Company, and leveraging our industry knowledge and information from our independent research; and (iv) testing the accuracy of the mathematical calculation applied in the valuation models and the calculation of impairment charges. We involved professionals with specialized skill and knowledge to assist in assessing the valuation model, assumptions used in management’s valuation, including selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability, and testing of mathematical calculation in the valuation models.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2020

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(o)
Assets
Current assets:
Cash and cash equivalents	4,977,432	3,246,373	466,312
Time deposits	32,900,287	53,487,075	7,682,937
Restricted cash	4,692,050	3,150,354	452,520
Accounts receivable, net	4,002,487	4,169,358	598,891
Inventories, net	1,065,615	650,557	93,447
Prepayments and other current assets	3,925,205	4,817,422	691,979
Short-term investments	11,674,775	15,312,595	2,199,517
Assets held for sale	5,477,869	271,278	38,967
Total current assets	68,715,720	85,105,012	12,224,570

Non-current assets:
Property, equipment and software, net	4,672,079	4,621,712	663,867
Land use rights, net	3,271,512	3,707,179	532,503
Operating lease right-of-use assets, net	—	463,688	66,605
Deferred tax assets	1,064,295	903,904	129,838
Time deposits	100,000	2,360,000	338,993
Long-term investments	5,245,108	9,293,868	1,334,980
Other long-term assets	2,930,069	5,666,610	813,958
Assets held for sale	969,145	2,398	344
Total non-current assets	18,252,208	27,019,359	3,881,088

Total assets	86,967,928	112,124,371	16,105,658

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB909,449 and RMB846,893 as of December 31, 2018 and 2019, respectively)	1,201,210	1,212,303	174,136
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB108,699 and RMB97,636 as of December 31, 2018 and 2019, respectively)	2,799,212	2,957,360	424,798
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB84,118 and RMB122,179 as of December 31, 2018 and 2019, respectively)	2,260,646	3,156,513	453,405
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the primary beneficiaries of RMB129,900 and RMB197,420 as of December 31, 2018 and 2019, respectively)	13,658,554	16,828,226	2,417,223
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,672,715 and RMB7,634,637 as of December 31, 2018 and 2019, respectively)	7,718,485	8,602,227	1,235,633
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,865,978 and RMB1,919,549 as of December 31, 2018 and 2019, respectively)	5,005,190	5,292,774	760,259
Short-term operating lease liabilities (including short-term operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiaries of nil and RMB14,683 as of December 31, 2018 and 2019, respectively)	—	191,454	27,501
Liabilites held for sale	2,465,713	2,156	310
Total current liabilities	35,109,010	38,243,013	5,493,265

Non-current liabilities:
Deferred tax liabilities	392,598	382,030	54,875
Long-term operating lease liabilities (including long-term operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiaries of nil and RMB12,133 as of December 31, 2018 and 2019, respectively)	—	279,949	40,212
Other long-term payable (including long-term payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,500 and nil as of December 31, 2018 and 2019, respectively)	48,921	176,963	25,419
Liabilities held for sale	5,818	961	138
Total non-current liabilities	447,337	839,903	120,644

Total liabilities	35,556,347	39,082,916	5,613,909

Commitments and contingencies (See Note 22)

Redeemable noncontrolling interests	5,385,736	10,448,600	1,500,847

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,199,018 shares issued and outstanding as of December 31, 2018 and 3,228,531 shares issued and outstanding as of December 31, 2019	2,620	2,640	379
Additional paid-in capital	—	3,913,656	562,162
Statutory reserves	1,214,578	1,215,208	174,554
Accumulated other comprehensive income/(loss)	17,050	(71,445)	(10,262)
Retained earnings	43,997,388	56,393,640	8,100,439
NetEase, Inc.’s shareholders’ equity	45,231,636	61,453,699	8,827,272
Noncontrolling interests	794,209	1,139,156	163,630
Total shareholders’ equity	46,025,845	62,592,855	8,990,902

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	86,967,928	112,124,371	16,105,658

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(o)
Net revenues:
Online game	36,281,642	40,190,057	46,422,640	6,668,195
Youdao	455,746	731,598	1,304,883	187,435
Innovative businesses and others	7,699,967	10,256,920	11,513,622	1,653,828
Total net revenues	44,437,355	51,178,575	59,241,145	8,509,458
Cost of revenues	(19,394,314)	(23,832,426)	(27,685,845)	(3,976,823)
Gross profit	25,043,041	27,346,149	31,555,300	4,532,635
Operating expenses:
Selling and marketing expenses	(5,504,613)	(6,911,710)	(6,221,127)	(893,609)
General and administrative expenses	(2,381,842)	(3,078,635)	(3,130,298)	(449,639)
Research and development expenses	(4,161,673)	(7,378,460)	(8,413,224)	(1,208,484)
Total operating expenses	(12,048,128)	(17,368,805)	(17,764,649)	(2,551,732)
Operating profit	12,994,913	9,977,344	13,790,651	1,980,903
Other income/(expenses):
Investment income/(losses), net	362,113	(22,383)	1,306,320	187,641
Interest income,net	666,616	586,671	821,774	118,040
Exchange (losses)/gains	(455,948)	(51,799)	25,166	3,615
Other, net	271,885	586,916	439,422	63,119
Income before tax	13,839,579	11,076,749	16,383,333	2,353,318
Income tax	(2,155,988)	(2,460,650)	(2,914,726)	(418,674)
Net income from continuing operations	11,683,591	8,616,099	13,468,607	1,934,644
Net (loss)/income from discontinued operations	(834,454)	(2,138,682)	7,962,519	1,143,744
Net income	10,849,137	6,477,417	21,431,126	3,078,388
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(248,098)	(271,543)	(39,005)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(141,198)	(76,912)	77,933	11,194
Net income attributable to NetEase, Inc.'s shareholders	10,707,939	6,152,407	21,237,516	3,050,577
Including:
Net income from continuing operations attributable to NetEase, Inc.'s shareholders	11,542,393	8,291,089	13,274,997	1,906,833
Net (loss)/income from discontinued operations attributable to NetEase, Inc.'s shareholders	(834,454)	(2,138,682)	7,962,519	1,143,744
Net income	10,849,137	6,477,417	21,431,126	3,078,388
Other comprehensive income
Unrealized losses on available-for-sale securities, net of tax	(23,321)	—	—	—
Foreign currency translation adjustment	(1,573)	18,624	(93,774)	(13,470)
Total other comprehensive (loss)/ income	(24,894)	18,624	(93,774)	(13,470)
Total comprehensive income	10,824,243	6,496,041	21,337,352	3,064,918
Comprehensive (income)/ loss attributable to noncontrolling interests and redeemable noncontrolling interests	(141,198)	(76,912)	83,685	12,021
Comprehensive income attributable to NetEase, Inc.'s shareholders	10,683,045	6,419,129	21,421,037	3,076,939

Net income/(loss) per share, basic	3.25	1.90	6.59	0.95
-Continuing operations	3.51	2.56	4.12	0.59
-Discontinued operations	(0.26)	(0.66)	2.47	0.36

Net income/(loss) per ADS, basic	81.36	47.54	164.86	23.68
-Continuing operations	87.70	64.07	103.05	14.80
-Discontinued operations	(6.34)	(16.53)	61.81	8.88

Net income/(loss) per share, diluted	3.23	1.89	6.53	0.94
-Continuing operations	3.48	2.55	4.08	0.59
-Discontinued operations	(0.25)	(0.66)	2.45	0.35

Net income/(loss) per ADS, diluted	80.74	47.26	163.37	23.47
-Continuing operations	87.03	63.69	102.12	14.67
-Discontinued operations	(6.29)	(16.43)	61.25	8.80

Weighted average number of ordinary shares outstanding, basic	3,290,312	3,235,324	3,220,473	3,220,473
Weighted average number of ADS outstanding, basic	131,612	129,413	128,819	128,819
Weighted average number of ordinary shares outstanding, diluted	3,315,478	3,254,689	3,249,972	3,249,972
Weighted average number of ADS outstanding, diluted	132,619	130,188	129,999	129,999

The accompanying notes are an integral part of these consolidated financial statements

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

							Accumulated
	Ordinary shares		Additional paid-in	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total shareholders’
	Share	Amount	capital	Share	Amount	reserves	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	3,281,480	2,676	1,637,953	—	—	1,160,161	61,479	35,328,812	271,860	38,462,941
Ordinary shares issued upon settlement of restricted share units	29,805	21	(21)							—
Share-based compensation	—	—	2,177,079	—	—	—	—	—	—	2,177,079
Appropriation to statutory reserves	—	—	—	—	—	46,063	—	(46,063)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	10,707,939	126,502	10,834,441
Repurchase of shares	—	—	—	(28,068)	(2,061,591)	—	—	—		(2,061,591)
Cancellation of treasury stock	(28,068)	(19)	(2,061,572)	28,068	2,061,591	—	—	—	—	—
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	(23,321)	—	—	(23,321)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	—	—	—	—	—	—	311,500	311,500
Dividends to shareholders	—	—	—	—	—	—	—	(3,257,607)	—	(3,257,607)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,573)	—	—	(1,573)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(6,729)	(6,729)
Balance as of December 31, 2017	3,283,217	2,678	1,753,439	—	—	1,206,224	36,585	42,733,081	703,133	46,435,140
Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(38,159)	65,608	12,367	39,816
Ordinary shares issued upon settlement of restricted share units	30,709	19	(19)	—	—	—	—	—	—	—
Share-based compensation	—	—	2,397,798	—	—	—	—	—	131,852	2,529,650
Appropriation to statutory reserves	—	—	—	—	—	8,354	—	(8,354)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	6,400,505	76,912	6,477,417
Repurchase of shares	—	—	—	(114,908)	(7,592,598)	—	—	—	—	(7,592,598)
Cancellation of treasury stock	(114,908)	(77)	(4,151,218)	114,908	7,592,598	—	—	(3,441,303)	—	—
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	—	—	—	—	—	(223,243)	(131,143)	(354,386)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	—	—	—	—	—	—	15,510	15,510
Dividends to shareholders	—	—	—	—	—	—	—	(1,440,194)	—	(1,440,194)
Foreign currency translation adjustment	—	—	—	—	—	—	18,624	—	—	18,624
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(5,654)	(5,654)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(88,712)	(8,768)	(97,480)
Balance as of December 31, 2018	3,199,018	2,620	—	—	—	1,214,578	17,050	43,997,388	794,209	46,025,845
Ordinary shares issued upon settlement of restricted share units	29,513	20	(1,487)	25	1,467	—	—	—	—	—
Share-based compensation	—	—	2,341,078	—	—	—	—	—	46,100	2,387,178
Appropriation to statutory reserves	—	—	—	—	—	11,129	—	(11,129)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	21,509,059	(77,933)	21,431,126
Repurchase of shares	—	—	—	(25)	(1,467)	—	—	—	—	(1,467)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(4,279)	—	—	—	—	—	(53)	(4,332)
Capital injection in subsidiaries by noncontrolling interest shareholders	—	—	1,153,528	—	—	—	—	—	378,654	1,532,182
Conversion of Youdao’s preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	468,788	—	—	—	—	—	27,757	496,545
Dividends to shareholders	—	—	—	—	—	—	—	(8,840,634)	—	(8,840,634)
Foreign currency translation adjustment	—	—	—	—	—	—	(88,022)	—	(5,752)	(93,774)
Disposal of subsidiaries	—	—	(43,972)	—	—	(10,499)	(473)	10,499	(11,807)	(56,252)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(271,543)	(12,019)	(283,562)
Balance as of December 31, 2019	3,228,531	2,640	3,913,656	—	—	1,215,208	(71,445)	56,393,640	1,139,156	62,592,855

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(o)
Cash flows from operating activities:
Net income	10,849,137	6,477,417	21,431,126	3,078,388
Net loss/(income) from discontinued operations	834,454	2,138,682	(7,962,519)	(1,143,744)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	791,778	2,060,135	2,613,782	375,446
Fair value change of equity security investments and other financial instruments	—	248,169	(751,693)	(107,974)
Investment impairment	58,537	159,703	177,567	25,506
Share-based compensation cost	1,984,851	2,471,731	2,404,089	345,326
Allowance for/(Reversal of) doubtful accounts	60,826	50,954	(28,583)	(4,106)
Loss/(Gain) on disposal of property, equipment and software	5,072	(1,385)	5,122	736
Unrealized exchange losses /(gains)	440,529	31,998	(9,981)	(1,434)
Gain on disposal of long-term investments, business and subsidiaries	(9,595)	(213,339)	(98,489)	(14,147)
Deferred income taxes	(438,307)	(70,621)	150,629	21,637
Net equity share of losses /(gains) from equity method investees	12,232	98,301	(4,322)	(621)
Fair value changes of short-term investments	(389,793)	(463,483)	(657,606)	(94,459)
Changes in operating assets and liabilities:
Accounts receivable	596,054	(612,656)	(11,314)	(1,625)
Inventories	(754,889)	(81,440)	415,057	59,619
Prepayments and other assets	201,931	(719,035)	(1,488,564)	(213,819)
Accounts payable	116,906	112,435	13,229	1,900
Salary and welfare payables	649,460	725,515	146,146	20,993
Taxes payable	(170,130)	685,024	(133,801)	(19,219)
Deferred revenue	(1,375,811)	1,757,874	883,742	126,942
Accrued liabilities and other payables	1,401,210	(196,136)	(182,646)	(26,235)
Net cash provided by continuing operating activities	14,864,452	14,659,843	16,910,971	2,429,110
Net cash (used in)/provided by discontinued operating activities	(2,975,214)	(1,243,966)	305,487	43,880
Net cash provided by operating activities	11,889,238	13,415,877	17,216,458	2,472,990

Cash flows from investing activities:
Purchase of property, equipment and software	(1,654,486)	(2,169,404)	(1,209,477)	(173,731)
Proceeds from sale of property, equipment and software	4,425	6,688	60,601	8,705
Purchase of intangible assets, content and licensed copyrights	(791,580)	(1,741,225)	(2,119,307)	(304,419)
Purchase of land use right	(6,488)	(2,926,795)	—	—
Net change of short-term investments with terms of three months or less	(895,298)	(1,172,326)	(1,023,165)	(146,969)
Purchase of short-term investments	(12,491,000)	(13,393,000)	(22,370,000)	(3,213,249)
Proceeds from maturities of short-term investments	15,615,544	13,071,359	20,225,342	2,905,189
Investment in equity method investees	(235,769)	(272,451)	(450,695)	(64,738)
Acquisitions of other equity investments	(900,712)	(2,751,040)	(1,111,493)	(159,656)
Proceeds from disposal of investment in equity method investees and other equity investments	350,418	—	406,702	58,419
Placement/rollover of time deposits	(33,984,148)	(41,553,428)	(77,083,350)	(11,072,330)
Proceeds from maturity of time deposits	22,429,597	39,924,525	54,381,647	7,811,435
Change in other long-term assets	(100,646)	(133,039)	(42,345)	(6,082)
Amounts (paid to) / received from disposed businesses	(3,296,366)	(1,889,560)	9,031,051	1,297,229
Net cash used in continuing investing activities	(15,956,509)	(14,999,696)	(21,304,489)	(3,060,197)
Net cash provided by/ (used in) discontinued investing activities	3,101,239	1,430,181	(832,252)	(119,546)
Net cash used in investing activities	(12,855,270)	(13,569,515)	(22,136,741)	(3,179,743)
Cash flows from financing activities:
Net proceeds from short-term loan with terms of three months or less	3,095,465	6,194,113	2,538,267	364,599
Proceeds of short-term loan	9,505	34,256	730,087	104,870
Repayment of short-term loan	—	(18,761)	(296,823)	(42,636)
Dividends paid to shareholders	(3,257,607)	(1,440,194)	(8,840,634)	(1,269,878)
Repurchase of redeemable noncontrolling interests	—	(780,000)	—	—
Proceeds from issuance of redeemable noncontrolling interest shareholders, net of issuance cost	600,000	5,294,174	5,242,180	752,992
Repurchase of noncontrolling interest	—	(195,000)	—	—
Capital injection from noncontrolling interest shareholders	311,500	15,510	1,698,810	244,019
Cash (paid for)/ refund received from share repurchase	(2,061,591)	(7,516,679)	10,638	1,528
Net cash (used in)/provided by financing activities*	(1,302,728)	1,587,419	1,082,525	155,494

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(12,766)	81,511	29,080	4,177

Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,281,526)	1,515,292	(3,808,678)	(547,082)
Cash, cash equivalents and restricted cash, beginning of the year	10,972,772	8,691,246	10,206,538	1,466,077
Cash, cash equivalents and restricted cash, end of the year	8,691,246	10,206,538	6,397,860	918,995
Less: Cash, cash equivalents and restricted cash of held for sales at end of the year	337,212	537,056	1,133	163
Cash, cash equivalents and restricted cash of continuing operations, end of the year	8,354,034	9,669,482	6,396,727	918,832
Supplemental disclosures of cash flow information of continuing operation:
Cash paid for income taxes, net of tax refund	2,705,804	2,003,158	3,193,802	458,761
Cash paid for interest expenses	84,708	301,761	431,395	61,966
Supplemental schedule of non-cash investing and financing activities of continuing operation:
Fixed asset purchases financed by accounts payable and accured liabilities	293,045	351,610	304,944	43,802

*There is no financing activity from discontinued opearations.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations
(a)	The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company has been listed on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America since July 2000. As of December 31, 2019, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC" or "China", references to "China" and "PRC" are to the People's Republic of China, excluding, for the purposes of the financial statements only, Hong Kong, Macau and Taiwan), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). The Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

In September 2019, the Company sold its Kaola e-commerce business. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company's consolidated financial statements as discontinued operations accordingly. See additional discussion on the discontinued operation in Note 3 to the consolidated financial statements.

On October 26, 2019, Youdao, Inc. (“Youdao”), one of the Company’s majority-controlled subsidiaries completed its initial public offering (“IPO”) on the New York Stock Exchange. After Youdao’s offering, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2019 are described below:

Place and year of
Major Subsidiaries	Incorporation
Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China 2003
NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China 2006
Hong Kong NetEase Interactive Entertainment Limited	Hong Kong, China 2007

Place and year of
Major VIEs and VIEs' subsidiaries	Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China 1997
Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China 2008
StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China 2008
StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China 2008
Hangzhou NetEase Leihuo Technology Co., Ltd. ("HZ Leihuo", formerly known as Hangzhou NetEase Leihuo Network Co., Ltd. )	Hangzhou, China 2009

Guangzhou NetEase, a major VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, or Mr. Ding, the Company’s Chief Executive Officer, director and major shareholder, and another Chinese employee of the Group. It is responsible for providing online game, e-mail and other value-added telecommunication services.

HZ Leihuo was incorporated in April 2009 in China by two Chinese employees of the Group and currently operates the Company’s mobile game business.

In addition, Shanghai EaseNet is a PRC company owned by Mr. Ding, and has contractual arrangements with StormNet IT HK (a joint venture established between, and owned equally by, Blizzard Entertainment, Inc. (“Blizzard”) and the Company), and with the Company. StormNet IT HK, together with its wholly owned subsidiary, StormNet IT SH was established concurrently with the licensing of certain online games in August 2008 and provides technical services to Shanghai EaseNet.

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Total assets	10,355,050	14,400,564
Total liabilities	9,778,359	12,272,634

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	40,566,998	43,231,277	49,455,146
Net income	355,697	224,253	344,134

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(152,931)	356,907	(249,387)
Net cash provided by/ (used in) investing activities	122,286	(720,675)	(495,160)
Net cash provided by financing activities	4,000	229,862	26,520

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB542.2 million and RMB501.2 million, respectively, as of December 31, 2018 and 2019, as well as certain non-distributable statutory reserves amounting to approximately RMB31.5 million and RMB42.1 million, respectively, as of December 31, 2018 and 2019. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2019.

(b)	Nature of operations

The Group generates revenues mainly from providing online game services, online courses services, advertising services, e-commerce, and other fee-based premium services.

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; government regulations of the Internet, online game, online education and e-commerce industry in China; numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of its services.

VIE Arrangements with major VIEs

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its major VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed PC and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.

Based on the agreements with these VIEs, certain of the Company’s subsidiaries provided technical consulting and related services to these VIEs. The principal agreements that transfer economic benefits of Guangzhou NetEase and HZ Leihuo to the Company and its subsidiaries are:

●	Cooperative agreements with Guangzhou NetEase — under these agreements, certain of the Company’s subsidiaries, including Boguan and NetEase Hangzhou provide various technical consulting and related services to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.
●	Cooperative agreement with HZ Leihuo — under this agreement, NetEase Hangzhou provides various technical consulting and related services to HZ Leihuo in exchange for substantially all of HZ Leihuo’s net profits.

Each cooperative agreement will remain in effect indefinitely unless any one of the contract parties terminates such agreement by written notice or otherwise required by law.

Each VIE, the relevant subsidiary of the Company and the relevant VIE shareholders have entered into a series of agreements that give the Company effective control over the VIE. The principal agreements that provide the Company and its subsidiaries effective control over Guangzhou NetEase are:

●	Shareholder Voting Rights Trust Agreement among the VIE shareholders and the Company’s subsidiary, NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”). Each of the VIE shareholders irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement was 10 years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010.
●	Letter of Agreement. Each of the VIE shareholders have agreed that any amendments to be made to the agreements to which the Company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of Mr. Ding. The VIE shareholders have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of the Company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of the Company’s Board. The term of this agreement is 20 years from May 12, 2010.
●	Other Governance Arrangements. The parties have agreed that upon the Company’s determination and at any time when NetEase Beijing or its affiliates are able to obtain approval to invest in and operate all or any part of any business operated by Guangzhou NetEase, NetEase Beijing or its affiliates may acquire all or any part of the assets or equity interests of Guangzhou NetEase, to the extent permitted by Chinese law.

The principal agreements that provide the Company and its subsidiaries effective control over HZ Leihuo are:

●	Operating Agreement among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, HZ Leihuo and its VIE shareholders have agreed that, except for transactions in the ordinary course of business, HZ Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of HZ Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by HZ Leihuo for its operations. Furthermore, the VIE shareholders of HZ Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint HZ Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.

●	Shareholder Voting Rights Trust Agreement among NetEase Hangzhou and the VIE shareholders of HZ Leihuo. Under these agreements, each dated December 1, 2015, each of the VIE shareholders of HZ Leihuo agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of HZ Leihuo. Each agreement shall remain effective for as long as the VIE shareholder remains a shareholder of HZ Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Exclusive Purchase Option Agreements among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the VIE shareholders has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in HZ Leihuo at a price equal to the original paid-in capital paid by the VIE shareholder. In addition, HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of the assets held by HZ Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of HZ Leihuo and the VIE shareholders of HZ Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of HZ Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of HZ Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.

The principal agreements amongst the other VIEs, the relevant subsidiaries and VIE shareholders that provide the Company effective control over these VIEs contains substantially the same terms as those aforementioned agreements related to HZ Leihuo, except that contract expiry date varies.

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, there are certain contractual arrangements among the Company and Shanghai EaseNet, the joint venture established between Blizzard and the Company.

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. Mr. Ding, who is the major shareholder of Guangzhou NetEase, Shanghai EaseNet and certain of the Company’s other VIEs, is the largest shareholder of the Company. He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations.  Accordingly, the Company cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities.  The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could impact the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates. Critical accounting estimates and assumptions include, but are not limited to, assessing the following: average playing period of paying players of online games and impairment of long-term investments.

(c)	Revenue recognition

On January 1, 2018, the Group adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group's historical accounting under Topic 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements. For the year ended December 31, 2018 and 2019, net revenue recognized from sources other than contracts with customers under ASC 606 was immaterial.

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

The Group’s revenues are mainly generated from online game services, online courses services from Youdao, advertising services, e-commerce and other fee-based premium services. Refer to “Note 26 — Segment Information” for disaggregation of revenue.

(i)	Online game services

The Group operates mobile games and PC games. The Group is the principal of all games it operates, including both self-developed games and licensed games. As all these games are hosted on the Group’s servers, the Group has the pricing discretion, and is responsible for the sale and marketing of the games as well as customer services. Fees paid to game developers, distribution channels (app stores) and payment channels are recorded as cost of revenues.

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

The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game based on historical players’ churn rates. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

PC games

The Group sells prepaid points to the end users. Customers can purchase “virtual” prepaid points online or from the vendors who register the points in the Group’s system via debit and credit cards or bank transfers via the online payment services platforms, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s PC games, pay for in-game items and use other fee-based services. Proceeds received from the sales of prepaid online points to players are recorded as deferred revenues.

The Group earns revenue through providing PC game services to players under two types of revenue models: time-based revenue model and item-based revenue model. For PC games using the time-based model, players are charged based on the time they spend playing games. Revenues are recognized ratably over the game playing period as the performance obligations are satisfied.

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

The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions to arrive at the best estimates for the estimated average playing period of the paying players for the permanent in-game items of each PC game based on historical players’ churn rate. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated playing period of the paying players are applied prospectively as such changes are resulted from new information indicating a change in the game player behavior patterns.

(ii)Online Courses Services

The Group offers various types of integrated learning services through Youdao, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of K-12 tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. Youdao’s online courses services consist of online live streaming, other activities during the online live streaming period, as well as the content playback service. The aforementioned services are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s online courses services are accounted for as a single performance obligation, which is satisfied over the learning period of the students. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that students typically spend time on the courses and other learning behavior patterns to arrive at the best estimates for the estimated learning period for each course.

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

The Group also enters into performance-based advertising arrangements with customers. For cost per mille ("CPM"), or cost per thousand impressions, advertising arrangements with customers, the Group recognizes revenues based on the number of times that the advertisement has been displayed.

For cost per action ("CPA") advertising arrangements with customers, including Youdao online marketing services, the Group recognizes revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links.

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

For the year ended December 31, 2018 and 2019, revenue from rendering adverting services in exchange for non-cash consideration is insignificant.

(iv) E-commerce

The Group’s e-commerce revenue are primarily from its E-commerce platform Yanxuan, which was established in April 2016. Yanxuan sells its private label products, including apparel, homeware, kitchenware and other general merchandise which are sourced primarily directly from original design manufacturers in China through online direct sales. The Group is the principal for the online direct sales, as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. E-commerce revenues from online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon delivery to the customer. The Group also provides discount coupons to its customers for use in purchases on the Yanxuan platform, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrue liabilities and other payables” and “Inventories, net”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2018 and 2019.

(v) Fee-based premium services

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

(ii)

The Group applied the portfolio approach in determining the commencement date of consumption and the estimated average playing period of paying players for PC games permanent virtual items and of mobile games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.

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

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 (in thousands):

			Write-off of receivable
		Charged to/(Write-back	balances and
	Balance at	against)	corresponding	Balance at
	January 1,	expenses	provisions	December 31,
	RMB	RMB	RMB	RMB
2017	24,136	60,826	(53)	84,909
2018	84,909	50,954	(5,215)	130,648
2019	130,648	(30,946)	(22,555)	77,147

Under Topic 606, the Group's right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. Contract assets as of December 31, 2018 and 2019 were not material.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are presented as “Deferred Revenue” on the consolidated balance sheets of the Group. Refer to Note 16 - Deferred revenue for further information, including changes in deferred revenue during the year.

(d)	Cost of revenues

Costs of revenues consist primarily of revenue sharing cost, staff costs, royalties fees related to licensed games, traffic acquisition cost, content acquisition cost, service fees related to online payments, server and bandwidth service fee, depreciation and amortization of severs, computers and software, and other direct costs of providing these services, as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)	Research and development costs

Research and development costs mainly consist of personnel-related expenses and technology service costs incurred for the development of online games, as well as development and enhancement of the Group’s new products, websites and application platforms.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial for the years ended December 31, 2017, 2018 and 2019, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized for the years ended December 31, 2017, 2018 and 2019, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

(f)	Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong and/or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2018, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$244.2 million, HK$90.6 million and Euro0.2 million, respectively (equivalent to approximately RMB1,675.9 million, RMB79.4 million and RMB1.5 million, respectively). As of December 31, 2019, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars, HK dollars and Euro amounting to approximately US$226.6 million, HK$21.3 million and Euro0.4 million, respectively (equivalent to approximately RMB1,580.7 million, RMB19.0 million and RMB2.7 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2018, there were time deposits denominated in US dollars amounting to approximately US$2,456.3 million (equivalent to approximately RMB16,857.9 million). As of December 31, 2019, there were time deposits denominated in US dollars amounting to approximately US$4,382.9 million (equivalent to approximately RMB30,576.3 million).

As of December 31, 2018 and 2019, the Group had approximately RMB12.5 billion and RMB14.8 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 32.8% and 25.0% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2018 and 2019, the Group had a restricted cash balance approximately RMB4,692.1 million and RMB3,150.4 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Customer deposit of NetEase Pay accounts	1,364.4	1,523.3
Pledge deposits for short-term bank borrowings — Current	2,695.0	1,595.0
Pledge deposits for Letter of Guarantee	623.6	—
Others	9.1	32.1
Total	4,692.1	3,150.4

The Group had no other lien arrangements during 2018 and 2019.

(g)	Fair value of financial instruments

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, short-term loans, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 27 for additional information.

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

Long-term investments

Long-term investments are comprised of equity investments in publicly traded companies, privately-held companies and limited-partnership.

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

Prior to January 1, 2018, investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or insubstance ordinary shares, as these equity securities do not have readily determinable fair value, the Group carried these investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Starting January 1, 2018, upon the adoption of ASU 2016-01, the Group elects to measure these equity securities investments without readily determinable fair value at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities, realized and unrealized, are recognized in other income/ (expense), net.

Investments in common stock or in-substance common stock of investees and limited-partnership investments in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statement of comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgements management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgements as to whether a decline in value of equity method investments was other than temporary. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statement of comprehensive income for a decline in value that is determined to be other than temporary.

(j)Lease

On January 1, 2019, the Group adopted ASU 2016-02, "Leases (Topic 842)", including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842").

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of December 31, 2019, the Group has no finance leases.

Under ASC 842, the Group determines if an arrangement is a lease at inception. The Group is the lessee in a lease contract when the Group obtain the right to control the asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, and short-term and long-term operating lease liabilities in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

For leases with a term of twelve months or less (“short-term leases”), the Group has elected not to recognize lease liabilities and associated ROU assets. Lease payments on short-term leases are recognized as lease expense within cost of revenues or operating expenses on the consolidated statements of operations and comprehensive income, depending on the nature of the lease, on a straight-line basis over the lease term.

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

(l) Land use rights

Land use rights represent lease prepayments to the local government authorities. As of December 31, 2018, land use rights were carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the remaining term of the land use right period.

Upon the adoption of ASC 842 on January 1, 2019, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Group’s consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities for the year ended December 31, 2019, with no adjustments made to the comparative periods.

(m)	Intangible assets

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

(n)	Advertising expenses

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB1,998.4 million, RMB2,222.2 million and RMB1,679.3 million (US$241.2 million) for the years ended December 31, 2017, 2018, and 2019, respectively.

(o)	Foreign currency translation

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9618 on the last trading day of 2019 (December 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(p)	Share-based compensation

Under its 2009 Restricted Share Unit Plan and 2019 Restricted Share Unit Plan (see Note 20(a)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.

Certain subsidiaries of the Company granted options exercisable for ordinary shares to certain of the Group’s employees. The options expire five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Group adopts the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.

Forfeitures were estimated based on the Group’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 20 for further information regarding share-based compensation assumptions and expense.

(q)	Taxation

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

The Group reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2017, 2018 and 2019.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2018 and 2019.

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

(r)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

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

(s)	Statutory reserves

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

(t)	Noncontrolling interests and Redeemable noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder.

The noncontrolling interest will continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiaries to certain investors (see Note 17), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these redeemable interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The Group accreted the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the earliest redemption date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

(u)	Related parties

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

(v)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income for the years ended December 31, 2017 includes net income, change in unrealized gains/(losses) on marketable securities classified as available-for-sale securities (net of tax) and foreign currency translation adjustment. Starting from January 1, 2018, upon adoption of ASU 2016-01, gain/(losses) on marketable securities are recognized in other income/(expense), net.

(w)	Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 26.

(x)	Dividends

Dividends of the Company are recognized when declared.

(y)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02 “Leases”, which was further modified in ASU No. 2018-01, “Land easement practical expedient for transition to Topic 842”, ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” ASU No. 2018-11, “Leases (Topic 842) Targeted Improvements”, ASU No. 2018-20, “Narrow-scope improvement for lessors” and ASU No. 2019-01 “Leases (Topic 842) Codification Improvements” to clarify the implementation guidance. The new accounting standard generally requires the recognition on the balance sheet of right-of-use assets and lease liabilities for all long-term leases, including operating leases, on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of January 1, 2019, the date of initial adoption, and no adjustments were made to the comparative periods. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to January 1, 2019. The Group recognized approximately RMB577.0 million as total right-of-use (“ROU”) assets as well as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on January 1, 2019. See Note 9 Leases for additional information.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for the Group beginning on January 1, 2020. The Group does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3. Discontinued operations

Disposal of Kaola e-commerce business

In September 2019, the Group signed a series of agreements with a subsidiary of Alibaba Group Holding Limited (“Alibaba”) to sell its e-commerce platform Kaola for a consideration of approximately US$1.9 billion. The consideration is comprised of approximately US$1.6 billion in cash payable to the Group and Kaola equity award holders, as well as approximately 14.3 million Alibaba ordinary shares issued to the Group. Upon completion of the transaction, Kaola was deconsolidated from the Group and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations accordingly. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information.

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

December 31, 2018
RMB
Cash and cash equivalents	400,747
Restricted cash	125,290
Accounts receivable, net	169,794
Inventories, net	3,952,208
Prepayments and other current assets	493,563
Total current assets	5,141,602

Property, equipment and software, net	705,432
Land use rights, net	231,058
Other long-term assets	31,248
Total non-current assets	967,738
Total assets	6,109,340
Accounts payable	1,183,143
Salary and welfare payables	188,683
Taxes payable	11,212
Deferred revenue	234,770
Accrued liabilities and other payables	843,073
Total current liabilities	2,460,881
Deferred tax liabilities	1,083
Other long-term payable	4,735
Total non-current liabilities	5,818
Total liabilities	2,466,699

	For the year ended December 31,
	2017	2018	2019***
	RMB	RMB	RMB
Net revenues	9,664,664	15,977,878	10,571,406
Cost of revenues	(8,795,012)	(14,920,531)	(9,620,388)
Gross profit	869,652	1,057,347	951,018
Operating expenses:
Selling and marketing expenses	(1,452,983)	(2,614,760)	(1,258,413)
General and administrative expenses	(48,016)	(112,902)	(79,985)
Research and development expenses	(209,755)	(414,090)	(326,127)
Total operating expenses	(1,710,754)	(3,141,752)	(1,664,525)
Operating loss	(841,102)	(2,084,405)	(713,507)
Other income/(expenses):	13,023	(48,246)	(69,282)
Loss from discontinued operations	(828,079)	(2,132,651)	(782,789)
Income tax	(6,375)	(6,031)	(5,857)
Loss from discontinued operations, net of tax	(834,454)	(2,138,682)	(788,646)
Gains on disposal, net of tax	—	—	8,751,165
Net (loss)/income from discontinued operations	(834,454)	(2,138,682)	7,962,519

	For the year ended December 31,
	2017	2018	2019***
	RMB	RMB	RMB
Net cash (used in)/provided by discontinued operating activities	(2,975,214)	(1,243,966)	305,487
Net cash provided by/ (used in) discontinued investing activities	3,101,239	1,430,181	(832,252)

*** Included financial results of discontinued operations from January 1, 2019 to September 6, 2019.

4.	Concentrations and Risks
(a)	Server and bandwidth service provider

The Group relied on telecommunications service providers and their affiliates for server and bandwidth service to support its operations during fiscal years 2017, 2018 and 2019 as follows:

	For the year ended December 31,
	2017	2018	2019
Total number of telecommunications service providers	23	49	79
Number of service providers provided by 10% or more of the Group’s server and bandwidth service expenditure	3	3	2
Total% of the Group’s server and bandwidth service expenditure provided by 10% or greater service providers	67.8%	57.8%	56.3%

(b)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2018 and 2019, substantially all of the Group's cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management consider being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services.

One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2018 and 2019, as follows:

	December 31,	December 31,
	2018	2019
Distribution channel A	22.2%	24.7%
Allowance for doubtful accounts	Not applicable	Not applicable

Short-term investments consist of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 1.9% to 5.5% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)	Major Customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2017, 2018 and 2019.

(d)	Online Games

The Group derived 53.9%, 39.6% and 36.8% of its total net revenues from its top 5 online games for the years ended December 31, 2017, 2018 and 2019, respectively.

Additionally, 70.8%, 71.0% and 71.4% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2017, 2018 and 2019, respectively.

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	97,642	356,033
Prepayment for royalties, revenue sharing cost	2,000,327	2,627,048
Interest and other operating income receivable	511,364	524,069
Prepayments of content and marketing cost and other operational expenses	664,523	569,122
Prepayment for sales tax and deductible value added tax	312,852	483,547
Bridge loans in connection with ongoing investments	19,540	21,259
Deposits	107,254	11,882
Employee advances	44,337	79,823
Advance to suppliers	76,009	26,664
Others	91,357	117,975
	3,925,205	4,817,422

In accordance with the license agreements of World of Warcraft®, the StarCraft® II series, Hearthstone®, Heroes of the Storm®, Diablo® III and Overwatch®, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2018 and 2019. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2018 and 2019, prepayments for royalties and revenue sharing cost mainly represented prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

The amount of employee advances listed above included staff housing loan balances of RMB43.1 million and RMB43.0 million repayable within 12 months from December 31, 2018 and 2019, respectively (see Note 11). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2018 and 2019.

6.	Short-term Investments

As of December 31, 2018 and 2019, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2019, the effective yields of short-term investments ranged from 2.00% to 4.25% per annum (2018: 1.90% to 5.50% per annum).

The following is a summary of short-term investments (in thousands):

December 31, 2018
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	11,528,300	146,475	11,674,775

December 31, 2019
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	15,116,330	196,265	15,312,595

During the years ended December 31, 2017, 2018 and 2019, the Group recorded investment income related to short-term investments of RMB389.5 million, RMB463.5 million and RMB657.6 million in the consolidated statements of operations and comprehensive income, respectively.

7.	Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Building and decoration	1,408,343	2,987,003
Leasehold improvements	164,745	153,145
Furniture, fixtures and office equipment	135,611	198,909
Vehicles	76,192	74,487
Servers and computers	3,852,805	4,066,925
Software	96,092	181,223
Construction in progress	1,567,091	465,993
	7,300,879	8,127,685

Less: accumulated depreciation	(2,628,800)	(3,505,973)

Net book value	4,672,079	4,621,712

Depreciation expense was RMB516.2 million, RMB939.8 million and RMB1,119.1 million for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the construction in progress balance were mainly comprised of construction of office buildings and warehouses in Hangzhou, Guangzhou, Jiangxi and Shanghai that have not yet been placed in service for the Group’s intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

8.	Land Use Rights

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2018 and 2019, the Group obtained the land use rights in Guangzhou and Shanghai from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Cost	3,338,843	3,846,660
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(52,331)	(124,481)
Land use right, net	3,271,512	3,707,179

The total amortization expense for each of the years ended December 31, 2017, 2018 and 2019 amounted to approximately RMB9.2 million, RMB31.3 million and RMB72.2 million, respectively.

9. Leases

The Group has operating leases for corporate offices, warehouses and retail stores. In addition, upon the adoption of ASC 842, land use rights, net with total carrying amount of RMB3,271.5 million and RMB3,707.2 million (Note 8) were identified as operating lease right-of-use assets as of January 1, 2019 and December 31, 2019, respectively.

The Group’s leases have remaining lease terms of 4 months to 49 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

The following table provides information related to the Group’s operating leases (in thousands):

Year ended
December 31, 2019
RMB
Operating lease cost (i)	360,383
Cash paid for amounts included in the measurement of operating lease liabilities	284,969
Right-of-use assets obtained in exchange for operating lease obligations:	179,350

(i)	Included short-term lease cost of RMB65.6 million and amortization expenses of land use rights of RMB72.2 million for the year ended December 31, 2019.

The weighted average remaining lease term and discount rate for operating leases as of December 31, 2019 were 1.93 years and 4.35%, respectively.

Prior to adoption of ASC 842, the Group incurred rental expenses in the amounts of approximately RMB172.1 million, and RMB280.7 million for the years ended December 31, 2017 and 2018, respectively.

Maturities of operating lease liabilities as of December 31, 2019 were as follows (in thousands):

RMB
2020	195,945
2021	175,286
2022	97,639
2023	20,338
2024	9,960
Thereafter	2,970
Total operating lease payments	502,138
Less: imputed interest	(30,735)
Total	471,403

The following table summarises the minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year under ASC 840 as of December 31, 2018 (in thousands):

RMB
2019	230,042
2020	172,290
2021	146,999
2022	47,625
Thereafter	7,844
Total operating lease payments	604,800

10.	Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Investments in equity method investees	736,551	1,137,774
Equity investments with readily determinable fair values	612,465	3,551,545
Equity investments without readily determinable fair values	3,896,092	4,604,549
	5,245,108	9,293,868

(a)	Investments in equity method investees

The Group recorded equity share of losses of RMB12.2 million, RMB98.3 million and equity share of earnings of RMB4.3 million for the years ended December 31, 2017, 2018, and 2019, respectively, which was included in “investment income, net” in the consolidated statements of operations and comprehensive income. Significant equity method investments are summarized as follows.

(1)	In August 2013, the Group established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Hangzhou Yixin Technology Co., Ltd. (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Group contributed RMB200.0 million cash in exchange for a 27.0% equity interest in Yixin. In July 2015, the Group increased its equity shares in Yixin to 35.0% with a cash consideration of approximately RMB127.5 million.
(2)	As of December 31, 2018, the Group invested an aggregated cash consideration of RMB295.1 million in two limited partnerships as a limited partner, and in 2019, the Group further contributed RMB326.9 millon cash in these two limited partnerships. The objective of these limited partnerships are to engage in investment in on-line game business. The Group accounted such investments under the equity method.
(b)	Equity investments with readily determinable fair values (“Available-for-sale securities” prior to adoption of ASU 2016-01).

As of December 31, 2019, equity investments with readily determinable fair values included RMB2,650.4 million invested in shares of Alibaba Group Holding Limited (“Alibaba”), RMB578.9 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB322.3 million invested in shares of Shenzhen Transsion Holding Limited (“Transsion”). The Group recorded fair value loss of RMB215.8 million and fair value gain of RMB763.2 million related to the equity investments with readily determinable fair value for the year ended December 31, 2018 and 2019, respectively.

The Group also received cash dividends of RMB20.9 million, RMB12.7 million and RMB12.7 million from Huatai for the years ended December 31, 2017, 2018, and 2019, respectively.

(c)	Equity investments without readily determinable fair value (“Equity investments” prior to adoption of ASU 2016-01)

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. Prior to January 1, 2018, the Group accounted for investments in these equity securities at cost less impairment. On January 1, 2018, the Group adopted ASU 2016-01 prospectively. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the year ended December 31, 2018 and 2019, there's no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group recognized a gain of RMB9.6million, nil and RMB86.1 million related to the disposal of the Group’s investments in equity securities without readily determinable fair value as “investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2017, 2018 and 2019.

The Group recognized impairment provision of RMB58.5 million, RMB133.6 million and RMB168.4 million related to certain of the equity investments as “investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively.

11.	Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2018	2019
	RMB
Copyrights, licenses and domain names	2,461,377	3,639,211
Long-term receivable	—	1,599,524
Staff housing loans	98,244	71,997
Non-current deposits	105,984	140,869
Others	264,464	215,009
	2,930,069	5,666,610

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

Balance of long-term receivable represents receivables from Alibaba for disposal of Kaola which was expected to receive in two years.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 4.75% per annum for the years ended December 31, 2018 and 2019, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2018 and 2019 amounted to approximately RMB43.1 million and RMB43.0 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

12.	Taxation
(a)	Income taxes

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Commencing from the year of assessment of 2018 and 2019, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

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

Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2017, 2018 and 2019. In 2017, 2018 and 2019, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2016, 2017 and 2018. The related tax benefit was recorded in 2017, 2018 and 2019, respectively.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2017, 2018 and 2019 (in thousands except per share data):

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	1,464,587	1,621,063	1,665,199
Earnings per share effect, basic	0.45	0.50	0.52
Earnings per share effect, diluted	0.44	0.50	0.51

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2017, 2018 and 2019 (in thousands):

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expense	2,594,295	2,531,271	2,764,097
Deferred tax (benefit)/expense	(438,307)	(70,621)	150,629
Income tax expenses	2,155,988	2,460,650	2,914,726

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(0.6)	(0.1)	(2.8)
Effect due to different tax rates applicable to overseas entities	(0.7)	2.8	(0.9)
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(15.4)	(19.4)	(13.6)
Change in valuation allowance	2.2	7.8	4.9
Effect of withholding income tax	5.1	6.1	5.2
Effective income tax rate	15.6	22.2	17.8

As of December 31, 2019, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2020	3,123
Loss expiring in 2021	181,883
Loss expiring in 2022	903,855
Loss expiring in 2023	3,618,659
Loss expiring after 2024	3,594,379
8,301,899

Full valuation allowance was provided on the related deferred tax assets as the Group’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)	Sales tax

Pursuant to the provision regulation of the PRC on VAT and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to VAT at a rate of 6% from revenues earned from services provided or 17% from sales of general goods. Effective from 1 May, 2018, the 17% VAT rates was reduced to 16% and effective from 1 April, 2019, the 16% VAT rates was further reduced to 13%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue and subject to a 50% reduction which is effective from 1 July, 2019.

(c)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2018 and 2019 (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Deferred revenue, primarily for advanced payments from online games customers	507,982	484,637
Accruals	589,322	478,484
Depreciation of fixed assets	5,103	4,827
Amortization of Intangible assets	16,059	9,360
Net operating tax loss carry forward	1,215,444	2,075,475
	2,333,910	3,052,783
Less: valuation allowance	(1,269,615)	(2,148,879)
Total	1,064,295	903,904

	December 31,	December 31,
	2018	2019
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	391,862	382,030
Others	736	—
Total	392,598	382,030

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

	Balance at	Provision/(Write-off)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2017	241,394	230,995	472,389
2018	472,389	797,226	1,269,615
2019	1,269,615	879,264	2,148,879

(d)	Withholding income tax

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

The Group accrued RMB707.1 million, RMB679.4 million and RMB846.6 million (US$121.6 million) withholding tax liabilities associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes in 2017, 2018 and 2019, respectively. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2017, 2018 and 2019.

As of December 31, 2018 and 2019, there were approximately RMB1,057.7 million and RMB993.3 million (US$142.7 million) unrecognized deferred tax liabilities related to undistributed earnings of the Group’s PRC subsidiaries, respectively. And the Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

13.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2018 and 2019 (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Sales Tax payable	256,350	541,175
Withholding individual income taxes for employees	183,681	190,340
Enterprise income taxes	1,775,908	2,377,655
Others	44,707	47,343
	2,260,646	3,156,513

14.	Short-term Loans

As of December 31, 2018 and 2019, the short-term loans balances represent short-term loan arrangements with banks which were repayable within a maturity term ranging from one week to one year and charged at a fixed interest rates ranging 0.68% and 4.57% per annum. As of December 31, 2018 and 2019, the weighted average interest rate for the outstanding short-term loans was approximately 3.14% and 2.38%, respectively. The short-term loans are denominated in US$, EUR, GBP, CAD, HK$, JPY or CNY.

As of December 31, 2018 and 2019, certain short-term loans were secured by RMB deposits of the Group in onshore branches of the banks in the amount of RMB2,695.0 million and RMB1,595.0 million (US$229.1 million), which was recognized as restricted cash (see Note 2(f)).

On August 9, 2018, the Group entered into a three-year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over London interbank offered rate (“LIBOR”) and has a commitment fee of 0.20% on the undrawn portion. There were US$200.0 million of borrowings outstanding under the syndicated facility as of December 31, 2019. The Group was subject to certain covenants under the syndicated facility agreement and was in compliance with these covenants as of December 31, 2019.

In 2019, the Group also entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As at December 31, 2019, US$1,015.7 million of such credit facilities has not been utilized.

In the year ended December 31, 2019, the Group also entered into several guarantee agreements in the aggregate amount of US$1,062.0 million in respect of certain credit facilities taken by its subsidiaries. As at December 31, 2019, US$240.0 million of such credit facilities had not been utilized.

15.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2018 and 2019 (in thousands):

	December 31,	December 31,
	2018	2019
	RMB	RMB
Customer deposits on NetEase Pay accounts	1,369,672	1,539,417
Marketing expenses and promotion materials	1,723,766	1,672,096
Accrued fixed assets related payables	354,388	304,379
Server and bandwidth service fees and technical charges	257,066	231,868
Accrued revenue sharing	373,559	578,940
Content cost	299,837	403,402
Professional fees	243,106	88,041
Accrued freight and warehousing charge	109,716	47,524
Other staff related cost	80,013	69,849
Others	194,067	357,258
	5,005,190	5,292,774

16.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid points sold, unamortized mobile game in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2019, the additions to the deferred revenue balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the deferred revenue balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business. During the year ended December 31, 2018 and 2019, RMB5,737.3 million and RMB7,319.4 million of revenues recognized were included in the deferred revenue balance at the beginning of the year, respectively.

As of December 31, 2019, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB8,602.2 million, which includes the deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expect to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers and estimated breakage for online points.

17.	Noncontrolling Interests and Redeemable Noncontrolling Interests

NetEase Cloud Music

In the first quarter of 2017, pursuant to the agreements entered into by certain of the Group's subsidiaries and VIE (together referred as "NetEase Cloud Music") and some investors, one of NetEase Cloud Music’s PRC subsidiary (“Hangzhou Cloud Music”) issued equity interests with preferential rights to certain investors for a total cash consideration of RMB600.0 million. In addition, Hangzhou Cloud Music issued equity interest to one investor for a total cash consideration of RMB150.0 million. After the issuance of the equity interests, the investors together held approximately 12.59% equity interests in NetEase Cloud Music.

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

Following the Onshore Repurchase, during 2018 and 2019, Cloud Village Inc., the Cayman holding company of NetEase Cloud Music issued preferred shares ("NetEase Cloud Music Preferred Shares") to certain investors for an aggregated cash consideration of US$716.3 million and US$711.6 million (the “Offshore Issuance”), respectively.

As of December 31, 2019, the NetEase Cloud Music Preferred Shares investors together held approximately 37.4% issued and outstanding interests in NetEase Cloud Music. The Company still maintains in control of NetEase Cloud Music.

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

Youdao

In April 2018, Youdao issued equity interests with preferential rights ("Youdao Preferred Shares") to two investors for a total cash consideration of US$70.0 million. The Group determined that the equity interests with preferential rights should be classified as redeemable noncontrolling interest since they are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. The redemption price equals to the net initial investment amount plus annual interests. Upon completion of the IPO of Youdao in October 2019, all Youdao Preferred Shares held by external preferred shareholders were automatically re-designated and converted on a one-for-one basis into Class A ordinary shares of Youdao.

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

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2017, 2018 and 2019 (in millions):

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Contributions to medical and pension schemes	594.5	788.7	903.4
Other employee benefits	389.1	548.6	631.8
	983.6	1,337.3	1,535.2

20.	Share-based Compensation
(a)	Restricted share units plan

2009 Restricted Share Unit Plan

In November 2009, the Company adopted a restricted share unit plan for the Company’s employees, directors and consultants (the “2009 Plan”). The Company has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated. The 2009 Plan was expired on November 16, 2019.

2019 Restricted Share Unit Plan

In October 2019, the Company adopted a 2019 restricted share unit plan (the “2019 Plan”) for the Company’s employees, directors and others. The 2019 Plan has a ten-year term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the plan.

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

The table below presents a summary of the Group’s share-based compensation cost for the years ended December 31, 2017, 2018 and 2019 (in thousands):

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	818,101	757,341	758,810
Selling and marketing expenses	90,271	102,638	84,920
General and administrative expenses	576,629	787,200	797,120
Research and development expenses	499,850	824,552	763,239
	1,984,851	2,471,731	2,404,089

As of December 31, 2019, total unrecognized compensation cost related to unvested awards under the 2009 Plan and the 2019 Plan, adjusted for estimated forfeitures, was US$329.2 million (RMB2,291.8 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2019, the weighted average remaining vesting periods was 2.22 years.

(c)	Restricted share units award activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2017, 2018 and 2019:

		Weighted average
		grant date fair
	Number of RSUs	value
	(in thousands)	US$
Outstanding at January 1, 2017	1,663	131.08
Granted	1,260	295.95
Vested	(1,192)	152.96
Forfeited	(59)	177.14
Outstanding at December 31, 2017	1,672	238.18

Outstanding at January 1, 2018	1,672	238.18
Granted	2,073	271.21
Vested	(1,228)	250.53
Forfeited	(92)	238.34
Outstanding at December 31, 2018	2,425	260.12

Outstanding at January 1, 2019	2,425	260.12
Granted	1,763	231.51
Vested	(1,182)	256.12
Forfeited	(191)	244.09
Outstanding at December 31, 2019	2,815	244.99

The aggregate intrinsic value of RSUs outstanding as of December 31, 2019 was US$863.1 million. The intrinsic value was calculated based on the Company’s closing stock price of US$306.64 per ADS as of December 31, 2019.

It is the Company’s policy to issue new shares upon vesting of RSUs. The number of shares available for future grant under the Company’s 2019 RSU Plan was 322,055,900 as of December 31, 2019.

(d)	Other Share Incentive Plan

Certain of the Company’s subsidiaries have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

The Group has used the binomial model to estimate the fair value of the options granted. For the years ended December 31, 2017, 2018, and 2019, RMB91.5 million, RMB32.0 million and RMB56.2 million compensation expenses were recorded for the share options granted.

While certain share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. For such share options, no compensation expenses were recorded. As of December 31, 2019, there were RMB307.4 million unrecognized share-based compensation expenses are related to such share options for which the service condition had been met and are expected to be recognized when the conditions are achieved.

21.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
Numerator (RMB in thousands):
Net income from continuing operations attributable to NetEase, Inc's shareholders	11,542,393	8,291,089	13,274,997
Net (loss)/income from discontinued operations attributable to NetEase, Inc's shareholders	(834,454)	(2,138,682)	7,962,519
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	10,707,939	6,152,407	21,237,516

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,290,312	3,235,324	3,220,473
Dilutive effect of employee stock options and restricted share units	25,166	19,365	29,499
Weighted average number of ordinary shares outstanding, diluted	3,315,478	3,254,689	3,249,972
Net income per share from continuing operations attributable to NetEase, Inc's shareholders, basic (RMB)	3.51	2.56	4.12
Net (loss)/income per share from discontinued operations attributable to NetEase, Inc's shareholders, basic (RMB)	(0.26)	(0.66)	2.47
Net income per share, basic (RMB)	3.25	1.90	6.59
Net income per share from continuing operations attributable to NetEase, Inc's shareholders, diluted (RMB)	3.48	2.55	4.08
Net (loss)/income per share from discontinued operations attributable to NetEase, Inc's shareholders, diluted (RMB)	(0.25)	(0.66)	2.45
Net income per share, diluted (RMB)	3.23	1.89	6.53

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2017, 2018 and 2019, options to purchase ordinary shares and RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 3.8 million shares, 19.6 million shares and 11.4 million shares, respectively.

22.	Commitments and Contingencies
(a)	Commitments

As of December 31, 2019, future minimum payment for server and bandwidth service fee commitments, capital commitments, royalties and other expenditures commitments related to licensed contents, including the royalties and minimum marketing expenditure commitment for the games licensed by Blizzard, as well as other commitments related to office machines and services purchases, were as follows (in thousands):

	Server and		Royalties and
	Bandwidth		Expenditure for	Office Machines
	Service Fee	Capital	Licensed Content	and Other
	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2020	210,343	467,344	2,057,962	135,903	2,871,552
2021	368,206	578,011	2,166,368	29,304	3,141,889
2022	218,863	217,001	1,707,765	17,886	2,161,515
2023	77,616	209,284	1,311,465	17,619	1,615,984
Beyond 2023	52,848	1,000	849,159	—	903,007
	927,876	1,472,640	8,092,719	200,712	10,693,947

(b)	Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and 2019.

Litigation

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. (collectively “PUBG”), filed a lawsuit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. PUBG subsequently dropped all claims against NetEase (Hong Kong) Limited, and added Hong Kong NetEase Interactive Entertainment Limited to the lawsuit. PUBG’s complaint generally alleged that two of the Group’s mobile games, Rules of Survival and Knives Out, infringed PUBG’s copyrights and trade dress in their competing game, Battlegrounds. On March 11, 2019, the Group entered into a settlement agreement with PUBG, and the lawsuit was dismissed. On October 15, 2019, PUBG filed a second lawsuit against the same NetEase defendants, also in the U.S. District Court for the Northern District of California, claiming the Group had allegedly breached the settlement agreement. On March 3, 2020, the court dismissed PUBG’s new lawsuit, without prejudice, for lack of subject matter jurisdiction. On March 4, 2020, the Group initiated a declaratory judgment action against PUBG in the Superior Court of California for the County of San Mateo, requesting a declaration that the Group had not breached the settlement agreement. As at the date of this report, this lawsuit against PUBG is on-going.

23.	Dividends

Quarterly Dividend Policy

In May 2014, the Company's board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, the Company’s board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The Company's board of directors also approved an additional special dividend of US$3.45 per ADS in the third quarter of 2019.

Dividends are recognized when declared. There is no dividend payable as of December 31, 2018 and 2019, respectively. The cash dividend declared related to the net profits of fiscal year 2018 and fiscal year 2019 was RMB1,538.3 million and RMB9,353.6 million (US$1,343.6 million) in total, respectively.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the Company's board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors' fiduciary duties.

24.	Share Repurchase Programs

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

In November 2017, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company's outstanding ADSs for a period not to exceed 12 months. On June 11, 2018, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. This expands the US$1.0 billion repurchase program that was approved on November 15, 2017 for a period not to exceed 12 months, bringing the total authorized repurchase amount to US$2.0 billion. As of expiration date of the program, the Company has repurchased approximately 4.6 million ADSs (equivalent to 114.9 million ordinary shares) for approximately US$1,178.5 million under this program.

In November 2018, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company's outstanding ADSs for a period not to exceed 12 months. As of expiration date of the program, the Company has repurchased approximately 1,015 ADSs (equivalent to 25,375 ordinary shares) for approximately US$0.2 million under this program.

In November 2019, the Company announced that its board of directors has approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2019, approximately 50,000 ADSs had been purchased under this program.

In February 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months.

25.	Related Party Transactions

The Group had no material transactions with related parties for the year ended December 31, 2017, 2018 and 2019, and no material related parties’ balances as of December 31, 2019.

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

Effective in the third quarter of 2019, the Group changed its segment disclosure to add the financial results of its certain advertising services and Yanxuan into innovative businesses and others. In addition, the Group has commenced separately reporting the results of Youdao, which completed its initial public offering and listing on the New York Stock Exchange in October 2019. As a result, the Group now reports segments as online game services, Youdao and innovative businesses and others. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.

(b)	Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2017, 2018 and 2019. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2017, 2018 and 2019 (in thousands).

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues:
Online game services	36,281,642	40,190,057	46,422,640
Youdao	455,746	731,598	1,304,883
Innovative businesses and others	7,699,967	10,256,920	11,513,622
Total net revenues	44,437,355	51,178,575	59,241,145

Cost of revenues:
Online game services	(13,473,339)	(14,617,656)	(16,974,234)
Youdao	(293,807)	(515,133)	(934,261)
Innovative businesses and others	(5,627,168)	(8,699,637)	(9,777,350)
Total cost of revenues	(19,394,314)	(23,832,426)	(27,685,845)

Gross profit:
Online game services	22,808,303	25,572,401	29,448,406
Youdao	161,939	216,465	370,622
Innovative businesses and others	2,072,799	1,557,283	1,736,272
Total gross profit	25,043,041	27,346,149	31,555,300

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Online games services	36,281,642	40,190,057	46,422,640
Youdao learning services and products	149,915	428,716	851,870
Advertising services	2,449,558	2,769,337	2,581,623
Others	5,556,240	7,790,465	9,385,012
Total Net revenue	44,437,355	51,178,575	59,241,145

The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Online game services	157,695	235,896	256,181
Youdao	2,160	3,863	6,076
Innovative businesses and others	98,997	201,707	218,850
Total depreciation and amortization expenses of property and equipment and land use rights	258,852	441,466	481,107

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

27.	Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2018 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical	Observable
		Assets	Inputs
	Total	(Level 1)	(Level 2)
Time deposits-short term	32,900,287	32,900,287	—
Time deposits-long term	100,000	100,000	—
Equity investments with readily determinable fair values	612,465	612,465	—
Short-term investments	11,674,775	—	11,674,775
Total	45,287,527	33,612,752	11,674,775

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2019 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical	Observable
		Assets	Inputs
	Total	(Level 1)	(Level 2)
Time deposits-short term	53,487,075	53,487,075	—
Time deposits-long term	2,360,000	2,360,000	—
Equity investments with readily determinable fair values	3,551,545	3,551,545	—
Short-term investments	15,312,595	—	15,312,595
Total	74,711,215	59,398,620	15,312,595

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2018 and 2019, certain equity investments without determinable fair value (Note 10) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB133.6 million and RMB168.4 million incurred and recorded in earnings for the years then ended.

28.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB14.1 billion, or 23% of the Company’s total consolidated net assets, as of December 31, 2019. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

29.Subsequent Events

After the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across the country. The Group prioritizes the health and safety of its employees, and has taken various preventative and quarantine measures across the Group soon after the outbreak. The Group will pay close attention to the development of the COVID-19 outbreak and evaluate its impact on the financial position and operating results of the Group. As at the date on which this form 20-F was filed, the Group was not aware of any material adverse effects on the financial statements as a result of the COVID-19 outbreak.