Form 20-F
period 2020-12-31
NetEase, Inc.
filed 2021-04-28
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 5 ordinary shares, par value US$0.0001 per share	NTES	NASDAQ Global Select Market
Ordinary shares, par value US$0.0001 per share* Ordinary shares, par value US$0.0001 per share	9999	NASDAQ Global Select Market* The Stock Exchange of Hong Kong Limited

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

3,349,335,066 ordinary shares, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧ Yes ◻ No

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

☐ Yes ◻ No

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.5250 on the last trading day of 2020 (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conventions that Apply to This Annual Report on Form 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2009 RSU Plan” are to our 2009 Restricted Share Unit Plan adopted in November 2009;
●	“2019 RSU Plan” are to our 2019 Restricted Share Unit Plan adopted in October 2019;
●	“ADSs” are to the American depositary shares, each of which represents five ordinary shares;
●	“AI” are to artificial intelligence;
●	“AR” are to augmented reality;
●	“Boguan” are to Guangzhou Boguan Telecommunication Technology Co., Ltd., a company established under PRC laws;
●	“CAC” are to the Cyberspace Administration of China;
●	“CBIRC are to the China Banking and Insurance Regulatory Commission;
●	“CBRC” are to the China Banking Regulatory Commission;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“CCGs” are to collectible card games;
●	“China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“FIEs” are to Foreign Invested Enterprises;
●	“GAPP” are to the General Administration of Press and Publication of China;
●	“Guangzhou NetEase” are to Guangzhou NetEase Computer System Co., Ltd., a company established under PRC laws;
●	“Hangzhou Leihuo” are to Hangzhou NetEase Leihuo Technology Co., Ltd. (formerly known as Hangzhou NetEase Leihuo Network Co., Ltd. for identification purposes), a company established under PRC laws;
●	“HK$” or “HK dollars” are to the legal currency of Hong Kong;
●	“HNTEs” are to High and New Technology Enterprises;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Hong Kong NetEase” are to Hong Kong NetEase Interactive Entertainment Limited, a company incorporated under Hong Kong laws;
●	“ICP(s)” are to Internet content provider(s);
●	“NetEase Hangzhou” are to NetEase (Hangzhou) Network Co., Ltd., a company established under PRC laws;
●	“Machine learning” are to an application of AI that provides systems the ability to automatically learn and improve from experience without being explicitly programmed;
●	“MAUs” for Youdao are to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month (duplicate access to different products and services is not eliminated from the calculation) for a specific period with respect to each of Youdao’s products and services (except for smart devices). MAUs for Youdao are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access Youdao’s products and services using more than one device and multiple users may access our services using the same;
●	“MMORPGs” are to massively multi-player online role-playing games;
●	“MII” and later “MIIT” are to the Ministry of Information Industry of China, which later became the Ministry of Industry and Information Technology of China;
●	“MOBA” are to multi-player online battle arena;
●	“MOC” and later “MOCT” are to the Ministry of Culture of China which later became the Ministry of Culture and Tourism of China;
●	“MOF” are to the Ministry of Finance of China;
●	“MOFCOM” are the Ministry of Commerce of China;
●	“NCIIC” are to the Ministry of Public Security’s National Citizen Identity Information Center of China;
●	“NDRC” are to the National Development and Reform Commission of China;
●	“NMT” are to neural machine translation;
●	“NPPA” are to the National Press and Publication Administration of China;
●	“NRTA” are to the National Radio and Television Administration of China;
●	“OCR” are to optical character recognition;
●	“R&D” are to research and development;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“RPGs” are to role-playing games;
●	“PBOC” are to the People’s Bank of China;
●	“SAFE” are to the State Administration of Foreign Exchange of China;

●	“SAIC” are the State Administration for Industry and Commerce of China, currently known as SAMR;
●	“SAMR” are to the State Administration for Market Regulation of China;
●	“SAPPRFT” are to State Administration of Press, Publication, Radio, Film and Television of China, formerly the General Administration of Press and Publication of China and the State Administration of Radio, Film and Television of China, and since March 2018 has been reformed and became the National Radio and Television Administration and the National Press and Publication Administration (National Copyright Administration);
●	“SCIO” are to the State Council Information Office of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of shares and, where the context requires, ADSs;
●	“share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.0001 per share;
●	“SLGs” are to simulation games;
●	“STA” are to the State Taxation Administration of China;
●	“US$,” “dollars” and “U.S. dollars” are to the legal currency of the United States;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to our variable interest entities, or any one of them, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries;
●	“VR” are to virtual reality;
●	“we,” “us,” “our company” and “our” are to NetEase, Inc., where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time;
●	“Yanxuan” are to Hangzhou NetEase Yanxuan Trading Co., Ltd., a company established under PRC laws;
●	“Youdao” are to Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol “DAO” in October 2019 and a majority-controlled subsidiary of our company;
●	“Youdao Computer” are to Beijing NetEase Youdao Computer System Co., Ltd, a company established under PRC laws; and
●	“Youdao Information” are to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company established under PRC laws.

Trademarks and Service Marks

We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operation of our business. All other trademarks, service marks or trade names appearing in this annual report that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, some trademarks, service marks and trade names referred to in this annual report are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:

●	the risk that the online game market, including mobile games and PC games, will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games or expansion packs and other improvements to such existing games do not become as popular as management anticipates;
●	the risk that we will not be successful in our product diversification efforts, including the expansion of our mobile games into overseas markets, our entry into strategic licensing arrangements and the expansion of our streaming music offerings and online education services;
●	the risk of changes in Chinese government regulation of the online game, online education, online music, e-commerce or online advertising markets that limit future growth of our revenues or cause our revenues to decline;
●	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;
●	the risk that we will not be able to control our expenses in future periods;
●	governmental uncertainties (including possible changes in the effective tax rates applicable to us and our subsidiaries and affiliates and our ability to receive and maintain approvals of the preferential tax treatments), general competition and price pressures in the marketplace;
●	the direct and indirect impact of COVID-19 on our business;
●	the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and
●	other risks outlined in our filings with the SEC.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I.

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.    [Reserved]

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Company And Our Industry

●	Risks Related to Our Online Games Business
●	Risks relating to developing new online games and growing the popularity of existing online games
●	Risks relating to claims regarding our gaming contents resulting in negative publicity or a governmental response
●	Risks relating to international operations of our online game services
●	Risks relating to third-party platforms that distribute our mobile games and collect payments
●	Risks relating to maintaining our existing licenses of game or intellectual property
●	Risks relating to illegal game servers, acts of cheating by players and sales and purchases by players of our game accounts and virtual items through third-party auction websites
●	Risks Related to Our Other Businesses
●	Risks relating to user acceptance of Youdao, and market trend of integration of technology and learning, and the development and application of our technologies to support and expand Youdao’s product and services
●	Risks relating to obtaining legal and regulatory approvals, licenses or permits of our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses
●	Risks relating to obtaining licenses for the music content necessary to provide our music streaming services, and our ability to attract and retain users
●	Risks relating to generating and maintaining significant advertising revenue
●	Risks relating to growing our e-commerce business

●	Risks Related to Our Operations Overall
●	Risks relating to competing successfully against new entrants and established industry competitors and keeping up with rapid changes in technologies and user behavior and innovating and exploring new areas of operations
●	Risks relating to gross profit margin and profitability affected by changes in our mix of revenues
●	Risks relating to credit risk on our accounts receivable
●	Risks relating to a prolonged slowdown in the PRC or global economy
●	Risks relating to compliance with laws and other obligations regarding data protection in China and outside of China
●	Risks relating to breaches of our information technology systems and system failure or performance inadequacy that causes interruptions of our services
●	Risks relating to our ability to retain our existing key employees and to add and retain senior officers to our management
●	Risks relating to natural disasters, widespread public health problems, other outbreaks and epidemics and other events

Risks Related To Our Corporate Structure

●	Risks relating to regulatory changes relating to the contractual arrangements with our VIEs and the viability of our current corporate structure, corporate governance and business operations
●	Risks relating to maintaining operational control of our VIEs through contractual arrangements
●	Risks relating to the shareholders who have significant influence over our company and our affiliated entities
●	Risks relating to our arrangements with our affiliated entities

Risks Related To Doing Business In China

●	Risks relating to China’s political and economic policies
●	Risks relating to compliance with and changes in PRC laws and regulations relating to telecommunications, internet, foreign investment, tax, online games, virtual asset property rights, consumer protection and financial transactions
●	Risks relating to claims and liabilities based on the information and content on our platforms
●	Risks relating to uncertainties with respect to the Anti-Monopoly Guidelines for the Internet Platform Economy Sector
●	Risks relating to our ability to protect our intellectual property from being infringed
●	Risks relating to currency exchange rates

Risks Related To Our ADSs And Shares

●	Risks relating to being delisted from the Nasdaq under the Holding Foreign Companies Accountable Act if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years
●	Risks relating to the volatility of the trading price of our ADSs and shares
●	Risks relating to the different listing rules and regulations that apply to us
●	Risks relating to the limitation of the voting, inspection and other rights of holders of ADSs

You should carefully consider the following risk factors in addition to the other information set forth in this annual report. If any of the following risks were actually to occur, our company’s business, financial condition and results of operations prospects could be adversely affected and the value of our ADSs and shares would likely suffer.

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

In addition, new technologies in online game programming or operations could render our current online titles or games in development obsolete or unattractive to our players, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, the online game industry in China has been transitioning to mobile games, which have become increasingly popular as internet users in China rely more and more on mobile devices, such as smart phones and tablets, to access the internet. In response to this trend, we devote significant resources to developing games that can be operated on mobile devices. We have commercially launched over 100 in-house developed and licensed mobile games as of December 31, 2020 including the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Onmyoji, the mobile version of New Ghost, Invincible, Knives Out, All About Jianghu, Identity V, Life-After, Fantasy Westward Journey 3D and Sky. As the market for mobile games is rapidly evolving, with games in an expanding range of genres being introduced by us and our competitors, we cannot guarantee that we will be able to effectively compete in the mobile game market. We will also need to continue investing in the development of new technologies and bring new features and functionalities to our games, as well as enhance the user experience on our various platforms.

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

Any difficulties or delays in receiving approval from the relevant government authorities for our new games or new expansion packs for, or material changes to, our existing games could adversely affect such games’ popularity and profitability.

All games we release in China require government approvals. Moreover, even after certain games have received government approvals, certain expansion packs with material changes to the content and additions to the descriptions of those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games. In particular, game approvals in 2018 experienced certain delays, although the approvals resumed starting from the end of 2018. Since then, China’s game regulatory authority has officially published a few lists of newly approved game titles, including a number of our online games, and the approval processes for game titles appears to have returned to normal in 2019. We are not certain of the cause of the delays in 2018. In addition, no laws, regulations or official clarifications had been promulgated or published in relation to such delay and resumption of the assessment and pre-approval procedures, and it is unclear whether there will be any similar delays in the future. We cannot predict the effect any future delay in approvals may have on our results of operations.

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

Reports of violence and crimes related to online games or any claims of our gaming contents to be, among others, obscene, superstitious, defamatory or impairing public interest, may result in negative publicity or a governmental response that could have a material and adverse impact on our business.

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

In addition, the Chinese government and regulatory authorities prohibit any internet content that, among other things, violates PRC laws and regulations, endangers the national security of China, or is obscene, superstitious, violent or defamatory. When internet content providers and internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our internet content provider, or ICP, license and other required licenses to operate our business. Internet content providers like us may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of us failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on our business.

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

Furthermore, a few of these third-party platforms dominate the mobile application distribution channels. Any changes in the revenue-sharing arrangements that we have with any of the major third-party application distribution platforms may materially impact our revenue and profitability. Failure to renew any revenue-sharing agreement or any other material agreement with these major third-party distribution platforms may result in discontinued or limited access to such distribution platforms, which could harm our business. In addition, changes in the credit period or the settlement cycle terms of these third-party platforms may materially and adversely affect our cash flow. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations depend in part on continued growth of the online game industry in China and other markets where our games are published, particularly the Asia-Pacific region and North America. The online game industry is affected by a number of factors that are beyond our control, including:

●general economic conditions and the level of discretionary spending devoted by players to non-essentials such as acquiring in- game virtual items;
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

We generate a large portion of revenue in our online games segment from our mobile games. 71.0%, 71.4% and 71.9% of our total net game revenues were generated from mobile games for the years ended December 31, 2018, 2019 and 2020, respectively. In addition, 55.8%, 56.0% and 53.3% of our total net revenues were generated from mobile games for the years ended December 31, 2018, 2019 and 2020, respectively, and 22.8%, 22.4% and 20.8% of our total net revenues were generated from our PC games for the same periods, respectively. Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC games, because, in order to gain access to our games on mobile application stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC games. In addition, our mobile games tend to cover a wider variety of genres, some of which have historically had relatively lower profitability than that of our PC games. Furthermore, we are releasing more of our mobile games overseas, which may involve additional marketing and distribution costs and further impact the profitability of our mobile games.

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

We devote significant resources to provide high quality customer services to our game players 24 hours a day, seven days a week, through telephone and online support. We also maintain a team of highly trained “Game Masters” which supervise the activities within our games to provide assistance to players as needed and stop any cheating or unfair behavior to ensure the game has an atmosphere of fun and fair play. These activities are crucial to retaining our existing game players and attracting new players who expect a high-quality playing experience from our online games. In addition, our license agreements with third-party developers may also require us to provide specified minimum levels of customer support, and any breach of such obligations could result in the developer terminating our license agreement with them and other damages.

If we underestimate the popularity of certain games or an unexpected event occurs with respect to the operation of a game, we might receive increased complaints asserting that we were unprepared and did not provide adequate customer service. If we fail to maintain effective player support which meets the expectations of players, it could harm our reputation and the popularity of our online games, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to maintain stable relationships with our existing game licensors, and we may experience difficulties in the operation of the online games licensed from them.

In addition to our internally-developed games, we also offer several mobile and PC games licensed from third-party developers, which accounted for 7.5%, 7.5% and 9.1% of our total net revenues in 2018, 2019 and 2020, respectively. For example, starting in August 2008, Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In January 2019, Shanghai EaseNet and Blizzard extended the term of the existing game licenses by Blizzard to Shanghai EaseNet to January 2023. These games include World of Warcraft®, StarCraft® II, Diablo® III, Hearthstone®, Heroes of the Storm® and Overwatch®, all of which have been commercially launched. We are also currently co-developing Diablo ImmortalTM, a mobile massively multiplayer online action role-playing game, or MMO action-RPG, with Blizzard. In addition to our relationship with Blizzard, in May 2016, we entered into a five-year exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license the operation of Minecraft in the PRC to us until 2022. In May 2019, we extended the term of the Minecraft license for an additional year to August 2023. If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could harm our operating results and business.

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

Future alliances may expose us to potential risks, including those associated with the assimilation of new operation technologies and personnel, unforeseen or hidden liabilities, and potential business disputes with our partners, among others.

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

Certain of our online games rely on intellectual property license agreements which give us the right to use certain names, characters, logos or storylines in connection with online games developed by us. For example, we have a partnership with Marvel Entertainment to create mobile games based on Marvel characters and storylines and a partnership with Warner Bros. Interactive Entertainment to create a mobile game based on characters and storylines inspired by the Wizarding World. If we were to breach any material term of these license agreements, the licensor could terminate the agreement. If the licensor were to terminate our rights to use any such intellectual property for this reason or any other reason, or if a licensor decides not to renew a license agreement upon the expiration of the license term, the loss of such rights could have a material adverse effect on our business. In addition, it can be difficult to identify a suitable intellectual property that can be adapted for use in online games and is recognizable to players in China and elsewhere, and we face significant competition for the rights to such intellectual property from other online game companies. Obtaining license rights, and particularly exclusive license rights, to use third-party intellectual property for use in online games can involve significant expense. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain intellectual property owners based outside of China, and our ability to utilize their intellectual property in China may be adversely affected by the scrutiny of such arrangements by the relevant Chinese authorities.

Even if we obtain license rights for such intellectual property, we cannot assure you that games that we develop utilizing it will be popular and commercially successful and that we will be able to recoup the amounts we pay for the license rights. Moreover, after the expiration of the terms of our license agreements with the relevant copyright holders, we may not be able to renew the agreements with commercial terms that are favorable to us, if at all. Our inability to renew such agreements could force us to discontinue the related online games and have a significant adverse impact on our online game operations and revenues.

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

If we suspect a player of installing cheating programs on our online games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other media. Such activities to regulate the behavior of our users are essential to maintaining a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our business, financial condition and results of operations may be materially and adversely affected as a result.

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

We offer online courses and a number of other learning services and learning products via our majority-controlled subsidiary, Youdao. Youdao operates in the intelligent learning industry, and its business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. Intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards. Even with the proliferation of internet and mobile devices in China, we believe that some of Youdao’s target students may still be inclined to choose traditional face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that Youdao’s products and services will continue to be attractive to our users in the future. If Youdao’s offering of learning services and learning products becomes less appealing to our users, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

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

Our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to these businesses or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations.

For example, the private education industry in the PRC is subject to various regulations, and certain aspects of Youdao’s business operations may be deemed not to be in full compliance with them. Among other things, a “private school” is required to obtain approval or a permit from the relevant government authorities in China. However, it remains unclear in practice as to whether and how online education service providers, in particular those that provide, among other things, after-school training services to primary and secondary school students, need to comply with the operating permit requirement under applicable PRC law. In addition, various PRC regulations require that Youdao make certain filings with the relevant provincial regulatory authorities for education and to comply with certain regulatory requirements for its intelligent learning business. Certain aspects of Youdao’s business may be deemed to not be in full compliance with such applicable regulatory requirements. The relevant government authorities may, from time to time, conduct inspections on compliance with such regulations. We have been making and will continue to make efforts to comply with such regulations as well as requirements from the relevant government authorities during such inspections. As of the date of this annual report, we have completed or submitted applications for the filings required by such applicable regulations for most of the mobile apps Youdao operates. We are also preparing the required filings for Youdao’s newly launched and other learning apps. We cannot assure you, however, that we will complete all such filings and comply with other regulatory requirements in a timely manner, or at all. It is also uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry, and there is no assurance that we can comply with any such newly promulgated laws, regulations and guidance in a timely manner. Moreover, Youdao’s business may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses already obtained, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business.

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

If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations, we may be subject to fines and/or other sanctions, and our operations could be disrupted. As these industries are evolving rapidly in China, it is also uncertain whether and how the PRC government would promulgate additional laws and regulations regarding our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct these businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. Failure to maintain or regain compliance may materially and adversely affect our business, financial condition and results of operations.

Our controlling interest in Youdao may be diluted if Youdao raises additional capital with the issuance and sale of additional equity in the future.

Youdao, our majority-controlled subsidiary listed on the New York Stock Exchange, may need additional capital in the future to fund its continued operations and support its business growth. As Youdao will continue to invest heavily in improving technologies, expanding its marketing efforts, hiring qualified faculty and R&D, personnel and offering additional products, services and contents, Youdao may not generate sufficient revenue to offset such expenses. In the future, should Youdao require additional liquidity and capital resources to fund its business and operations, Youdao may need to obtain additional financing, including issuing and selling additional equity or equity-linked securities, or issuing additional equity awards to incentivize its employees, which would dilute our interest in Youdao.

We may be unable to obtain licenses for the music content necessary to provide our music streaming services or to obtain such licenses at an economically viable cost.

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

We are also self-producing music content, and we plan to continue investing in our self-produced music, but we cannot guarantee that our self-produced music caters to the preferences and tastes of our users, failure of which could negatively impact our financial condition and results of operations.

We expect that a portion of our future revenues will continue to come from our advertising services, but we may not be able to compete effectively in this market because it is evolving and intensely competitive, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising as a source of revenue for the foreseeable future. The popularity of online advertising in China has been growing quickly in recent years, and many of our current and potential advertisers have gained experience with using the internet as an advertising medium. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

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

Our e-commerce business is subject to challenges and risks, which may have a negative impact on our financial performance.

We established our e-commerce platform, Yanxuan, in April 2016. Yanxuan primarily sells our private label products, including electronic products, food, apparel, homeware, kitchenware and other general merchandise which we mainly source directly from original design manufacturers in China. This business exposes us to challenges and risks that could negatively impact our financial performance. We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance the recognition of our Yanxuan platform and increase sales of our products on such platform. However, our brand promotion and marketing activities may not be well received by our customers and may not result in the levels of product sales that we anticipate.

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

Furthermore, our competitors are constantly developing innovations, on both mobile devices and personal computers, to enhance users’ online experience in areas that we currently operate or areas that we wish to expand our operations into. As a result, our efforts to continually innovate and explore new growth strategies and introduce new products and services to attract more customers to our services, may not be successful, and we cannot guarantee that our innovation efforts could bring positive financial impact to us.

Our gross profit margin and profitability may be affected by changes in our mix of revenues.

Our gross profit may fluctuate from period to period due to a shifting mix of services and products we sell due to changes in the relative demand for them in the marketplace. Shifts in the mix of our revenue contributed by our different business lines (or by shifts in the sales of individual services or products within such businesses) can impact our gross profit because they generally produce a different level of gross margin. For example, in general our Youdao and innovative businesses and others segments have had lower gross profit margins compared to our online game services segment. These individual gross margins in turn can be impacted in any given period by factors such as competition, the implementation of new regulatory requirements and other factors. If the mix of services and products sold shifts from higher margin business lines to lower margin lines as a result of differing growth rates among such lines (or to lower margin services and products within business lines), our overall gross profit margin and profitability may be adversely affected.

We are exposed to credit risk on our accounts receivable, which may be heightened during periods of uncertain economic conditions.

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results.

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

The rate of economic growth in the PRC has been experiencing a slowdown, and China’s gross domestic product increased by 2.3% in 2020, the lowest annual growth rate since 1976, primarily as a result of the COVID-19 pandemic. In addition, any future escalation of the ongoing trade war between the United States and China or ongoing impact of the coronavirus may negatively impact the growth in both the Chinese economy and the global economy as a whole. Although the PRC government has implemented a number of measures to address the slowdown, we cannot be certain that these measures will be successful. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data.  These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and VIEs and among our company, our subsidiaries, VIEs and other parties with which we have commercial relations.  These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future.  Non-compliance could result in penalties or other significant legal liabilities.

According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations.  In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC.  We have undertaken significant measures in an effort to ensure compliance with the Cyber Security Law. In April 2020, the CAC and several other government authorities jointly promulgated the Measures for Cybersecurity Censorship, or the Censorship Measures, which took effect on June 1, 2020. In accordance with the Censorship Measures, any purchase of network products and services by critical information infrastructure operators, which affects or may affect state security, shall be subject to cybersecurity censorship fields. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

In addition, the SAMR and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to these standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are considered as a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, or the Children’s Provisions, which took effect on October 1, 2019. According to the Children’s Provisions, no organization or individual is allowed to produce, release or disseminate information that infringes upon the personal information security of children under 14. Network operators collecting, storing, using, transferring or disclosing children’s personal information are required to enact special protections for such information. We generally comply with industry standards and have established privacy policies to ensure such compliance. However, compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in notification for rectification, confiscation of illegal earnings, fines or other penalties and legal liabilities against us. For example, we may receive notification for rectification regarding our products from competent governmental authorities, and we will take steps to rectify the situation accordingly.

Recently, there has been an increased focus on ensuring that mobile apps comply with privacy regulations. The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019 and commenced a coordinated effort among the CAC, MIIT, the Ministry of Public Security and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps, to rectify the following problems: (i) illegal collection and use of personal information of users by the APP and the Software Development Kit (“SDK”); (ii) conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; and (iv) inadequate implementation of application distribution platforms’ responsibilities. In accordance with the Notice, by the end of August 2020, the management system for the national APP technical testing platform shall be put into use, and by December 10, 2020, the testing of 400,000 mainstream APPs shall be completed. If any of our mobile apps are not in compliance with these regulations, we could be subject to potentially serious penalties, including revocation of our business licenses and permits.

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

We may be subject to a variety of laws and other obligations regarding data protection in jurisdictions outside of China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to similar data protection laws and other obligations in jurisdictions outside of China where we operate, including the European Union General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act of 2018 (“CCPA”) and the California Privacy Rights and Enforcement Act (“CPRA”).

The GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements stringent operational requirements for controllers and processors of personal data, including, for example, expanded disclosures on how personal data is to be used, limitations on retention of information and implementation of appropriate safeguards for transfer of personal data out of the EEA, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. Failure to comply with European Union laws and other laws relating to the security of personal data may result in significant fines, such as those applicable under the GDPR which can amount up to EUR20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

California has also recently enacted legislation affording consumers expanded privacy protections, including the CCPA, that went into effect as of January 1, 2020. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023), expanded rights to transparency (e.g., detailed information about how personal information is collected, used, and shared) regarding, access to, and deletion of their personal information, and a right to opt out of the sharing of certain personal information. The California Attorney General issued implementing regulations that also add requirements on businesses. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for certain data breaches that may increase data breach litigation and liability, in light of the potential for statutory damages. Additionally, a new privacy law, the CPRA was approved by California voters in the November 3, 2020 election. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The passing of the CCPA, CPRA, and other laws globally is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation, even if unlikely to pass.

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

We take a number of measures to ensure that our information technology systems are secure, including ensuring that our servers are hosted at physically secure sites and limiting access to server ports. We also use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities. Third parties may also attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems. We expect that we will be required to continue to expend significant resources on system security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security.

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

COVID-19, a novel strain of coronavirus, has spread worldwide. Many governments around the world have implemented a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. While COVID-19 vaccines have been approved in various countries, the production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes COVID-19.

There is significant uncertainty around the duration of this disruption on a national and global level, as well as the ongoing effects on our business. This outbreak has caused, and may continue to cause us and certain of our business partners, including game licensors, suppliers, customers, advertisers and manufacturers, to implement temporary and/or permanent adjustments of work schemes allowing employees to work from home. We have taken measures to reduce the impact of this outbreak, including monitoring our employees’ health and optimizing our technology system to support potential growth in game player traffic. However, we and certain of our business partners might still experience lower work efficiency and productivity, which may adversely affect our service quality. This outbreak has also caused governments and others to place restrictions on our employees’ and our business partners’ ability to travel. In addition, the deterioration in economic conditions in connection with the outbreak globally has caused, and may continue to cause, decreases or delays in advertising and marketing service spending (in particular, due to the cancellation and/or delay of live in-person events) and budgets of customers across our platforms. As a result of any of the above developments, our business, financial condition and results of operations could be materially and adversely affected.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and any of its variants and the actions to contain COVID-19 or treat its impact, among others. There have also been other outbreaks of epidemics in China and globally in recent years. Our operations could be disrupted if any future outbreak occurs in China, where substantially all of our revenue is derived, or in Beijing, Shanghai, Guangzhou and Hangzhou, where most of our employees are located. Our operations may be impacted due to closures of our offices or the quarantining, sickness or death of any of our key officers and employees. Our operations could also be severely disrupted if such health problems or outbreak lead to a general slowdown in the Chinese economy or if our suppliers, customers or business partners were affected by such outbreaks or health epidemics.

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

We face risks associated with our long-term and short-term investments.

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2020, our long-term investments mainly consisted of investment in equity method investees, equity investments with readily determinable fair values and equity investments without readily determinable fair values, and our short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results.

We had investment losses of RMB22.4 million, investment income of RMB1,306.3 million and investment income of RMB1,610.0 million (US$246.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

If our server and bandwidth service providers fail to provide these services, our business could be materially curtailed.

We mainly rely on affiliates of China Telecom, China Unicom, and China Mobile to provide us with server and bandwidth service for internet users to access the NetEase websites and other online and mobile platforms. If China Telecom, China Unicom, and China Mobile or their affiliates fail to provide such services or raise prices for their services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

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

We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase websites and other products and services. We are involved in intellectual property infringement claims or actions from time to time and are occasionally subject to defamation claims or infringement claims related to individual’s publicity rights. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. Also, we may be subject to administrative actions brought by relevant PRC competent governmental authorities and in the most severe scenario criminal prosecution for alleged infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities. Furthermore, as we expand our operations outside of China, we may be subject to claims brought against us in jurisdictions outside of China.

We also could be subject to copyright, defamation and other claims based upon user-generated content that is accessible on the NetEase websites or other online and mobile platforms such as content and materials posted or uploaded by users on message boards, online communities, social media platforms, voting systems, e-mail, chat rooms or our other online and mobile platforms including NetEase Cloud Music, NetEase CC live streaming platform and the NetEase NewsApp. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third- party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase web-based e-mail services could seek damages from us for:

●unsolicited e-mails;
●lost or misplaced messages;
●illegal or fraudulent use of e-mail; or
●interruptions or delays in e-mail services.

We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. For example, in September 2019, we sold our e-commerce platform Kaola. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net income/(loss) from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interest in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity (other than one involving our online game business) on the Hong Kong Stock Exchange within three years of the Listing. We may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses (other than our online game business) within the three-year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off).

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the contractual arrangements with our VIEs do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change in the future, we may be subject to penalties or be forced to relinquish our interests in those operations.

Due to legal restrictions on foreign investment in Chinese companies providing value-added telecommunications services and holding ICP licenses and other regulated licenses, we operate all of our business segments through contractual arrangements with the VIEs and their equity holders. The contractual arrangements enable us to (i) hold effective control over the VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law or request any existing shareholders of the VIEs to transfer any or part of the equity interests in the relevant VIE to another PRC person or entity designated by us at any time at our discretion. Because of the contractual arrangements, we are the primary beneficiary of the VIEs and their respective subsidiaries and consolidate the results of operations of the VIEs into ours. Our VIEs and their respective subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

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

On March 15, 2019, the Standing Committee of National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020. The 2019 PRC Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to interpretation and implementation of the 2019 PRC Foreign Investment Law, especially in regard to, including, among other things, the nature of VIE structure, the promulgation schedule of both the “negative list” under the 2019 PRC Foreign Investment Law and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. While the 2019 Foreign Investment Law and its implementation regulations which took effect on January 1, 2020 do not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

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

Our current relationship with certain affiliated entities, including Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet, and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered our VIEs for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from these affiliated entities or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites or other online and mobile platforms.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of March 31, 2021, approximately 43.2% of our total outstanding shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

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

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.” As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with our VIEs and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and VIEs are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax on our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” Any limitation on the ability of our PRC subsidiaries and VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

The political relationships between China and other countries may affect our business, financial condition, results of operations, cash flows and prospects.

We have launched more than 50 mobile games in global markets since 2015 and also offer certain other services outside of China. As a result, China’s political relationships with other countries in which our services are available may affect our business operations. For instance, in September 2020, after heightened tensions between China and India over the disputed Himalayan mountain border, the government of India announced the ban of 118 mobile applications of Chinese origin, including several of our products. In addition, in September 2020, former U.S. President Donald Trump issued an executive order blocking TikTok and WeChat from processing transactions for U.S. citizens and from being downloaded in U.S. app stores due to national security concerns. This executive order is currently under review by U.S. federal courts. In January 2021, President Trump also issued an executive order prohibiting transactions between U.S. individuals and companies and eight Chinese applications, including AliPay and QQ. Although the foregoing executive orders are not directed at our services and the ban in India has not materially impacted our online games services revenue, there can be no assurance that the deterioration of political relationships between China and other foreign jurisdictions will not result in further bans or restrictions on our products.

We have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our products and services in the United States, which could adversely impact our user experience and reputation.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

In addition, there can be no assurance that our customers will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships between China and the relevant foreign jurisdiction. Any tensions and political concerns between China and the relevant foreign jurisdictions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

The evolving PRC regulatory system for the telecommunications and internet industries may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the CAC, whose primary role is to facilitate the policy-making and legislative development in the telecommunications and internet industries by coordinating with other relevant governmental agencies in connection with online content administration and handling cross-ministry regulatory matters in relation to such industries.

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

Foreign ownership of certain types of telecommunications and internet businesses which we operate, including value-added telecommunications services, internet cultural services and internet publication services, is subject to restrictions under applicable PRC laws. For example, on September 28, 2009, GAPP, together with the National Copyright Administration and National Office of Combating Pornography and Illegal Publications issued a Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. According to Circular 13, foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. In addition, the Administration of Online Publishing Service jointly issued by the SAPPRFT and the MIIT, effective on March 10, 2016, forbids foreign investments in the online publishing business.

With respect to our internet media business, the CAC’s Provisions for the Administration of Internet News Information Services, which became effective from June 1, 2017, expressly prohibit any Sino-foreign equity joint venture or cooperative joint venture or any foreign-funded enterprise to conduct internet-based news information services. We believe we are in compliance with such requirement because our internet media business is conducted through our contractually controlled VIEs that are PRC entities. Additionally, in accordance with the Several Opinions on the Introduction of Foreign Capital to the Culture Sector (Wen Ban Fa [2005] No. 19) issued by the MOC on July 6, 2005, foreign investors (excluding Hong Kong and Macau) are prohibited from establishing or operating internet-based cultural institutions. It is unclear what activities count as “operating internet-based cultural institutions,” however certain services we provide in our innovative businesses and others segment are likely to be deemed as such. We believe we are also in compliance with this requirement because we operate our other innovative businesses and other services through our contractually controlled VIEs.

It is unclear whether the authorities will deem our VIE structure as a kind of “indirect way” for foreign investors to gain control over or participate in domestic online game operators, internet-based news information services or internet-based cultural institutions. If our VIE structure is deemed as one such “indirect way,” our VIE structure may be challenged by the authorities and the authorities may require us to restructure our VIE structure and take action to prohibit or restrict our business operations. In such case, we may not be able to operate or control business in the same manner as we currently do and may not be able to consolidate the VIEs. Please also see “Risks Related to Our Corporate Structure” above for a discussion of the risks associated with our VIE structure.

In recent years, the PRC government has been promoting foreign investment reform in some sectors and purported to loosen the foreign investment restrictions in those sectors. For example, the Notice of the MIIT on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by the MIIT on June 19, 2015, allows foreign investors to hold up to 100% of the equity interests in an online data processing and transaction processing business (operational e-commerce) in China. In addition, the NDRC and the MOFCOM jointly published the 2019 edition of the Special Administrative Measures for Access of Foreign Investments, or the 2019 Negative List, which came into effect on July 30, 2019 and has been replaced by the 2020 edition of the Special Administrative Measures for Access of Foreign Investments, or the 2020 Negative List. The 2019 Negative List and the 2020 Negative List have removed some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to 100% of the equity interests in e-commerce, domestic multi-party communication, e-storage and forwarding and call center businesses in China. It is unclear how these new policies will be implemented. More generally, the authorities in China have broad discretion in the determination and interpretation of the rules and regulations regarding foreign investment in the telecommunications and internet business, which may adversely impact our financial statements, operations and cash flows.

The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in July 2005, the MOC and the MII jointly issued the Opinions on Online Game Development and Management which requires online game operators to develop systems and software for identity certification, to implement anti-addiction modifications to game rules and to restrict players under 18 years of age from playing certain games. Subsequently, in August 2005, GAPP proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, GAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under 18 years of age. In April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Anti-Addiction Notice, which confirmed the real-name verification proposal and required online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we implemented our anti-addiction system to comply with the Anti-Addiction Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Anti-Addiction Notice. The Law of the PRC on the Protection of Minors (“Minors Protection Law”) issued by the National People’s Congress Standing Committee on September 4, 1991 was recently amended on October 17 2020 and will take effect on June 1, 2021, pursuant to which, online game service provider shall classify the game products in accordance with relevant regulations and standards, give age-appropriate tips and take technical measures to prevent minors from contacting improper game or game function. Violation of the Minors Protection Law could result in rectification, confiscation of illegal gains and penalties.

To identify that a game player is a minor and is thus subject to the online game anti-addiction system, a real-name registration system must be adopted to require players to register their real identity information before playing online games. Pursuant to the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, or the Commencement of Real-Name Authentication Notice, issued by eight government authorities on July 1, 2011, online game (excluding mobile game) operators must submit the identity information of game players which needs to be further verified to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification since October 1, 2011, in an effort to prevent minors from using an adult’s ID to play online games. Violation of the Anti-addiction Notice and the Commencement of Real-name Authentication Notice could result in the termination of the operation of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia, or the Implementation Scheme, was issued jointly by eight PRC regulatory authorities at the national level, including the NPPA and the NRTA. The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the NPPA will control the number of new online games and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the NPPA promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 22:00 to 8:00 the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed 3 hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor’s age. We have updated our anti-addiction systems accordingly to comply with the above-mentioned requirements. We do not believe that the Implementation Scheme has any material impact on our gaming operations, but we cannot assure you that any future regulations or restrictive rules will not adversely affect our operations.

On July 10, 2019, the MOCT announced the abolishment of the Interim Measures for the Administration of Online Games, or the Online Games Measures, which had previously regulated activities related to the online game industry, including requirements that game operators follow new registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted to minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. As of the date of the filing of this annual report, no laws and regulations had been promulgated or published to replace the Online Games Measures. We cannot be sure if or when any future regulations or restrictive rules in this regard will be promulgated and whether they would negatively impact our operations, including by increasing our compliance costs and negatively impacting our ability to launch and operate new games.

The Chinese government has not enacted any specific laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our PC and mobile MMORPG which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. Other than the PRC Civil Code, which was passed by the National People’s Representative Meeting on May 28, 2020 and took effect on January 1, 2021, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

Restrictions on virtual currency may adversely affect our online game revenues.

A large part of our online game revenues are collected through the sale of prepaid points, as described elsewhere on this annual report.

On February 15, 2007, the MOC, the PBOC, and 12 other PRC regulatory authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, which strengthens the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. Under the Internet Cafés Notice, the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a clear distinction between virtual transactions and real transactions, so that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Online Game Virtual Currency Notice, which defined “Virtual Currency” as a type of virtual exchange instrument that is issued by online game operators, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the online game operators in electronic record format and represented by specific numeric units. In addition, the Online Game Virtual Currency Notice categorizes companies involved with virtual currency as either issuers or trading platforms and prohibits companies from simultaneously engaging both as issuers and as trading platforms. The Online Game Virtual Currency Notice’s objective is to limit the circulation of virtual currency and thereby reduce concerns that it may impact real world inflation. To accomplish this, the Online Game Virtual Currency Notice requires online game operators to report the total amount of their issued virtual currencies on a quarterly basis and to refrain from issuing disproportionate amounts of virtual currencies in order to generate revenues. In addition, the Online Game Virtual Currency Notice reiterates that virtual currency can only be provided to users in exchange for an RMB payment and can only be used to pay for virtual goods and services of the issuers. Online game operators are strictly prohibited from conducting lucky draws or lotteries in which participants pay cash or virtual currency to win game items or virtual currency. The Online Game Virtual Currency Notice also requires online game operators to keep transaction data records for no less than 180 days and to not provide virtual currency trading services to minors.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national security of China, is obscene, superstitious, defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites and other online and mobile platforms could result in significant penalties, including a temporary or complete cessation of our business.

Multiple organizations are involved in the administering of such regulations, including the Propaganda Department of the Chinese Communist Party, which has been given the responsibility to censor news published in China to ensure a particular political ideology, and the CAC, which has been given the responsibility to protect, supervise and administer cyber security issues in China. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their media and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The Ministry of Public Security has also from time to time prohibited the distribution over the internet of information which it believes to be socially destabilizing. In addition, the NRTA is involved in the supervising, administering and reviewing of the content and quality of radio and television programs and internet audio-visual programs. The MOCT is involved in guiding and administering the literary and artistic undertakings and artistic creation and production.

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

We face uncertainties with respect to the interpretation and implementation of the Guidelines to Anti-Monopoly in the Field of Internet Platforms.

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines, which took effect on the same date and operate as a compliance guidance for platform economy operators under the existing PRC anti-monopoly laws and regulations. The Anti-Monopoly Guidelines aim at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic conduct as well as setting out filing procedures for concentration of undertakings involving variable interest entities. The Anti-Monopoly Guidelines mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition.

Given the uncertainties of the interpretation and implementation of the Anti-Monopoly Guidelines and considering the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we may be required to make expenditures and adjust our business practice to comply with existing or future laws and regulations, which may increase our costs and limit our ability to operate our business. In addition, failure or perceived failure to comply with Anti-Monopoly Guidelines or other anti-monopoly related laws and regulations may result in investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial conditions and results of operations.

We may not be able to adequately protect our intellectual property and may be exposed to infringement claims by third parties.

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

Our e-commerce business is subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law.  If these regulations were to change or if we or our suppliers were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our e-commerce platform and hurt our business and results of operations.  For example, the amended Consumer Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, with a particular focus on businesses that operate via the Internet.  Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if the purchases are made through the Internet.  Consumers whose interests have been harmed due to their purchase of goods or acceptance of services on e-commerce platforms may claim damages from sellers or service providers.

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

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective on September 1, 2010 and has been revised on April 29, 2020, and require that non-financial institutions engaging in the business of effecting payments and settlements before September 1, 2010 obtain a permit from the PBOC by August 31, 2011 to continue operating their business. We currently operate an online payment platform used by both distributors of our prepaid points and end-users of our online services, which requires a permit under the PBOC Measures. In addition, on December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Internet Payment Services of Non-banking Payment Institutions, or the PBOC Notice 43, which took effect on July 1, 2016. According to the PBOC Notice 43, a payment institution is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients. Pursuant to the PBOC Notice 43, a payment institution shall not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest be allowed to accrue upon the transferred customer reserve funds for the time being. On June 29, 2018, the PBOC issued a further notice, namely the Notice of the General Office of PBOC on Matters Concerning the Centralized Deposit of the Full Amount of Customer Reserve Funds by Payment Institutions, which requires payment institutions to cause up to 100% of the customer reserve funds to be transferred to the above-mentioned account. On January 19, 2021, the PBOC issued the Measures for Deposit and Management of Customer Reserve Funds by Non-bank Payment Institutions, or the Measures for Customer Reserve Funds, which became effective on March 1, 2021. The Measures for Customer Reserve Funds define “Clients’ Reserves” as funds actually received by non-bank payment institutions when processing payments for clients and payable upon clients’ order, which shall be fully deposited by the non-bank payment institutions into a dedicated deposit account held in the custody of banking institutions. The Measures for Customer Reserve Funds standardize the centralized deposit and management business of customer’s reserves after centralized deposit of reserves, further refine the provisions on deposit, use and transfer of reserves, clarify the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions and reserve banks, set punishment standards for violations of customer’s reserves and promote the healthy development of the industry health development. A six-month transitional period shall be set up since the implementation of the Measures for Customer Reserve Funds.

We are in compliance with the PBOC Notice 43 and the recent PBOC requirements to transfer our customer reserve funds to its designated bank account, however, we cannot predict how the regulations relating to financial transactions will evolve or be certain that we will be able to maintain compliance with all relevant regulations at a reasonable cost. Any inability to continue operating our current online payment platform would likely materially and adversely affect the operation and profitability of our business.

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

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, certain contracts governed by PRC law may contain less detail and may not be as comprehensive in defining contracting parties’ rights and obligations in some instances. As a result, those contracts are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement by the court in China is not as developed as in the United States, and the result of contract dispute in certain cases is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving material contracts, even without merit in plaintiff’s regard, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs and/or shares to decline.

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

Under China’s Enterprise Income Tax Law, the enterprise income tax, or EIT, rate payable by domestic and foreign-invested enterprises is 25.0%. Preferential tax treatments are granted to entities that conduct business in encouraged sectors and to entities that are classified as HNTEs, or “Software Enterprises” or “Key Software Enterprises,” whether such entities are foreign invested enterprises or domestic companies.

A number of our subsidiaries enjoy preferential tax rates by being recognized as an HNTE and/or a “Key Software Enterprise.” For example, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2018, 2019 and 2020. In 2018, 2019 and 2020, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were also qualified as Key Software Enterprises and enjoyed a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The related tax benefit was recorded in 2018, 2019 and 2020, respectively. See Item 5.A. “Operating Results—Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries in the future, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year or the following tax year. The qualifications for HNTE or “Software Enterprise” or “Key Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China, and the PRC policies on preferential tax treatments may change from time to time. For example, a circular jointly promulgated by the NDRC, STA and certain other government authorities on March 29, 2021 sets forth additional criteria for the “Key Software Enterprise” enjoying preferential tax rates, and provides that the qualifications for “Key Software Enterprise” shall be jointly approved by NDRC, STA and several other central governmental authorities from 2020. If the government authorities determine that we cannot meet the prescribed criteria for the “Key Software Enterprise”, we will not maintain the preferential tax status as a “Key Software Enterprise”. Without any preferential tax status, the standard EIT rate of 25.0% will apply. Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and VIEs may need to pay additional taxes, which could have a material adverse effect on our results of operations.

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

Under the implementation rules of the Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax. Similarly, gains realized on the transfer of ordinary shares or ADSs by “non-resident enterprises” are also subject to a 10.0% PRC EIT if such gains are regarded as income derived from sources within the PRC. A lower withholding income tax rate is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China. Nevertheless, the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or the STA Circular 9, which was issued on February 3, 2018 by the STA and effective on April 1, 2018, provides that a “non-resident enterprise” which does not engage in substantive business activities may not be deemed to be a beneficial owner that is entitled to the above-mentioned reduced income tax rate of 5%. It is unclear at this stage whether STA Circular 9 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible that under STA Circular 9 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

Because we may be treated as a “resident enterprise,” any dividends paid to the investors which are considered “non-resident enterprises” and individual shareholders who are non-PRC residents may be subject to withholding income tax, and gains realized on the transfer of our ordinary shares or ADSs by such investors may be subject to PRC income tax if such dividends or gains are deemed to be from PRC sources, which may adversely and materially affect the value of the investment in our shares or ADSs. The tax rate for gains and dividends is 10% for “non-resident enterprise” shareholders and 20% for non-PRC individual shareholders, subject to any reduction or exemption set forth in applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders would be able to obtain the benefits of income tax treaties entered into between PRC and their countries or areas.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by a non-PRC company.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which has been further amended by the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or Bulletin 37, issued by the STA on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, subject to a safe harbor for purchase and sale of equity securities through a public securities market, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

Fluctuation in Renminbi exchange rates could adversely affect the value of our ADSs and any cash dividend declared on them.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Then, the RMB had appreciated more than 10% since June 2010 until it began to depreciate against the U.S. dollar in January 2014. Between January 2014 and December 2020, the RMB depreciated against the U.S. dollar by approximately 7%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in more uncertainties in the value of the RMB against the U.S. dollar.

Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ordinary shares or ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. dollar denominated loans or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. In 2020, we experienced a RMB3.1 billion foreign exchange loss mainly due to the RMB appreciating against the U.S. dollar by nearly 7%. This loss had a significant effect on our profit and our cash dividend.

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

Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Our PRC subsidiaries and affiliates may also retain foreign exchange in its current account to satisfy foreign exchange liabilities or to pay dividends.

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

The SAFE has adopted certain regulations that require registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by Chinese residents. The term “control” under SAFE regulation is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles or PRC companies by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents. In particular, the SAFE regulations require Chinese residents to register with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up registrations in connection with certain material transactions involving such offshore companies, such as mergers or division, capital increases and decreases, in equity transfer or exchange. A newly established enterprise in China which receives foreign investments is also required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

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

These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, registrations and amendments as required under these regulations. We intend to take all necessary measures to ensure that all required applications and registrations will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. The inability of our company or any PRC shareholder to secure required approvals or registrations in connection with our future offshore financings or acquisitions may subject us to legal sanctions, restrict our ability to pay dividends from our Chinese subsidiaries to our offshore holding company, and restrict our overseas or cross-border investment activities or affect our ownership structure.

RISKS RELATED TO OUR ADSs AND SHARES

The trading price of our ADSs has been and is likely to continue to be, and the trading price of Shares can be, volatile, which could result in substantial losses to holders of our ADSs and/or shares.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our shares, likewise, can be volatile for similar or different reasons. For example, the trading prices of our ADSs ranged from US$53.17 to US$103.53 per ADS in 2020 and the trading prices of our ordinary shares ranged from HK$125.00 to HK$167.00 per ordinary share in 2020. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies that have listed their securities in Hong Kong and/or the United States, may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our shares and/or ADSs may be adversely and materially affected, regardless of our actual operation performance.

In addition to market and industry factors, the price and trading volume for our shares and/or ADSs may be highly volatile for factors specific to our operation, including the following:

●	variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other market players in our industries;
●	announcements made by us or our competitors of new features or functionalities or other product and service offerings, investments, acquisitions, strategic relationships, joint ventures or capital commitments;
●	press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;
●	litigation and regulatory allegations or proceedings that involve us and our directors;
●	additions to or departures of our management;
●	political or market instability or disruptions, and actual or perceived social unrest in the markets where we operate;

●	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;
●	sales or perceived potential sales or other dispositions of existing or additional ADSs or other equity or equity-linked securities;
●	any actual or alleged illegal acts of our senior management or other key employees;
●	any share repurchase program; and
●	regulatory developments affecting us or our industry, customers, licensors and other suppliers.

In particular, our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future, which may adversely impact the trading price of our ADSs and shares. Historically, usage of our online games has generally increased around the Chinese holidays, in particular winter and summer school holidays. Our Youdao platform tends to have larger student enrollments in the second and fourth quarters when it offers more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, compared to the rest of the year. Revenues from certain of our innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our shares, ADSs or any other securities of ours which may become publicly traded to decline.

Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading price of our shares and/or ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company.

Substantial future sales or perceived potential sales of our shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our shares and/or ADSs to decline.

Sales of our shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our shares and/or ADSs to decline significantly. All of our shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act, under trading plans adopted pursuant to Rule 10b5-1 or otherwise.

Divesture in the future of our shares and/or ADSs by shareholders, the announcement of any plan to divest our shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our shares and/or ADSs to decline.

Furthermore, although all of our directors and executive officers have agreed to a lock-up of their shares, any major disposal of our shares and/or ADSs by any of them upon expiration of the relevant lock-up periods (or the perception that these disposals may occur upon the expiration of the lock-up period) may cause the prevailing market price of our shares and/or ADSs to fall which could negatively impact our ability to raise equity capital in the future.

The different characteristics of the capital markets in the United States and Hong Kong may negatively affect the trading prices of our shares and/or ADSs.

We are subject to Hong Kong and U.S. listing and regulatory requirements concurrently. The Nasdaq and Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our shares, and vice versa.

Exchange between our ADSs and shares may adversely affect the liquidity and/or trading price of each other.

Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, any holder of ADSs may withdraw the underlying shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. Holders of our shares may also deposit shares with the depositary in exchange for the issuance of our ADSs. In the event that a substantial number of ADSs are deposited with the depositary in exchange for shares or vice versa, the liquidity and trading price of our ADSs on Nasdaq and shares on the Hong Kong Stock Exchange may be adversely affected.

The time required for the exchange between ADSs and shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and the shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the withdrawal of shares underlying the ADSs or the deposit of shares in exchange for ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ADSs into shares (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq rules.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq rules. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq rules applicable to U.S. domestic issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions for non-management directors; or
●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. Specifically, our board of directors adopted our 2009 RSU Plan and 2019 RSU Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the Nasdaq Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements. In situations where we choose to follow home country practices, our shareholders may be afforded less protection than they otherwise would under Nasdaq rules applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our ADSs may be afforded less protection or information than they would under the U.S. Exchange Act rules applicable to U.S. domestic companies.

We are a company listed on the Hong Kong Stock Exchange under Chapter 19C and as such are not subject to certain provisions of the Hong Kong Listing Rules.

As a company listed under Chapter 19C of the Hong Kong Listing Rules, we have adopted different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. We are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations.

In addition, we have been granted a number of waivers and/or exemptions from strict compliance with, among others, the Hong Kong Listing Rules and the SFO. We have also been granted a ruling from the Securities and Futures Commission of Hong Kong, as a result of which the Takeovers Codes do not apply to us. Therefore, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. However, if 55% or more of the total worldwide trading volume, by dollar value, of our shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The voting rights of holders of ADSs are limited by the terms of the Deposit Agreement.

Holders of ADSs may exercise their voting rights with respect to the underlying shares represented by their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary will endeavor, in so far as practicable, to vote the underlying shares represented by their ADSs in accordance with these instructions. However, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares represented by their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of ADSs may not be able to exercise their rights to vote and they may lack recourse if the underlying shares represented by their ADSs are not voted as they requested.

Except in limited circumstances, the depositary will give us a discretionary proxy to vote our shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of holders of shares and/or the ADSs.

Under the Deposit Agreement, the depositary will give us a discretionary proxy to vote the shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our shares are not subject to this discretionary proxy.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of ADSs may not receive distributions on our shares if the depositary decides it is impractical or unlawful to make such distributions.

The depositary has agreed to pay cash to holders of ADSs to the extent that we decide to distribute cash dividends or other cash distributions on our shares or other deposited securities. In the second quarter of 2019, our board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of our anticipated net income after tax in each fiscal quarter. Our board of directors also approved an additional special dividend equivalent to US$0.69 per ADS in the third quarter of 2019. However, the determination to make dividend distributions and the amount of such distributions in any particular quarter, if any, will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. This dividend policy can be changed or terminated at any time in the discretion of the board of directors.

To the extent that there is a distribution in shares, rights or other securities and properties, the depositary has agreed to distribute to holders of ADSs the shares, rights or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any other action to permit the distribution of shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our shares if it is impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2020. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection. Under the recently passed Holding Foreign Companies Accountable Act, our ADSs may be delisted from Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm in the next three years. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

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

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the CSRC, and the PRC Ministry of Finance, or the MOF. The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. The PCAOB continues to engage in discussions with the CSRC and the MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges. However, the implementation procedures of the MOU remain uncertain.

In December 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

In June 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. In August 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit (however, there is currently no legal framework under which such a co-audit could be conducted for a company in China without prior governmental approval). The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause investors and potential investors in us to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. The Act was signed into law by the president of the United States on December 19, 2020. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Act, including the listing and trading prohibition requirements described above. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time. Our ordinary shares are currently listed on the Hong Kong Stock Exchange. If we are delisted from the Nasdaq, the conversion of ADSs and transfer of the ordinary shares to Hong Kong will necessitate time and certain expenses. The trading price of our ordinary shares may be adversely affected as a result of a substantial number of ADSs being converted to ordinary shares, and there can be no assurance that an active trading market for ordinary shares on the Hong Kong Stock Exchange will be sustained.

Our audit committee is aware of the Act and regularly communicates with our independent auditor to monitor developments in the rulemaking.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Chinese affiliates of the “big four” accounting firms (the “Big Four PRC-based Accounting Firms”), including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

In January 2014, the administrative law judge presiding over the matter reached an initial decision that the Big Four PRC-based Accounting Firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months.

In February 2015, the Big Four PRC-based Accounting Firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the Big Four PRC-based Accounting Firms to follow detailed procedures and to seek to provide the SEC with access to these firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the Big Four PRC-based Accounting Firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year anniversary occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the Big Four PRC-based Accounting Firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the Big Four PRC-based Accounting Firms are subject to additional remedial measures, we may not be able to continue to meet our reporting obligations under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the Nasdaq, in which case our market capitalization may decline sharply and the value of your investment in our ADSs and shares may be materially and adversely affected.

Holders of our ADSs and shares may have difficulty effecting service of process and enforcing judgments obtained against us and our management, the ability of U.S. authorities to bring actions in the PRC may also be limited, and our Articles of Association include certain provisions that may be different from common practices in Hong Kong.

We are a Cayman Islands company, and the major portion of our assets are located outside the United States and Hong Kong. A substantial portion of our current operations are conducted in the PRC. In addition, some of our directors and executive officers are nationals and residents of countries or areas other than the United States and Hong Kong. A substantial portion of the assets of these persons are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for holders of our shares and ADSs to effect service of process within the United States or Hong Kong upon these persons, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that they believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in the Cayman Islands and the PRC.

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

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

If we are classified as a passive foreign investment company, or PFIC for United States federal income tax purposes, such classification could result in adverse U.S. federal income tax consequences to U.S. investors.

We could be classified as a PFIC by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ADSs or shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

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

We do not believe that we were a PFIC for the taxable years 2018, 2019 and 2020. Based on certain estimates and assumptions, we do not expect to be a PFIC for taxable year 2021. The PFIC determination is highly fact intensive and made at the end of each taxable year. We hold and will continue to hold a substantial amount of cash and cash equivalents, and our PFIC status may depend in large part in the market price of our ADSs and shares which is likely to fluctuate. For these reasons, there can be no assurance that we will not be a PFIC in taxable year 2020 or that we will not be a PFIC in any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, and, if so, if one or more of our subsidiaries or VIEs are treated as PFICs, U.S. investors would be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our ADSs or shares and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund (the “QEF”) election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs or shares.

If we are a PFIC in any year with respect to a U.S. investor, the U.S. investor will be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our ADSs or shares an annual information return (also on IRS Form 8621 or other then applicable IRS Form or statement) relating to their ownership of our ADSs or shares. U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see Item 10.E “Additional Information—Taxation—United States Federal Income Taxation.”

There is uncertainty as to whether Hong Kong stamp duty will apply to deposits of our ordinary shares into or withdrawal of our ordinary shares from the ADS facility or trading of our ADSs.

In connection with our initial public offering of shares in Hong Kong, we established a branch register of members in Hong Kong (the “Hong Kong share register”). Our shares that are traded on the Hong Kong Stock Exchange, including those represented by ADSs, are registered on the Hong Kong share register, and the trading of these shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. To facilitate conversion between ADSs and shares and their respective trading on Nasdaq and the Hong Kong Stock Exchange, we moved a portion of our issued shares, including all of the ordinary shares deposited in our ADS program, from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller. In February 2021, Hong Kong raised the stamp duty from 0.1% to 0.13%, effective August 2021.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs representing shares of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers, or on the deposit of shares in or withdrawal of shares from ADS facilities of that kind. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs representing shares of these dual-listed companies or the deposit of shares in or withdrawal of shares from those ADS facilities constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of those ADSs or deposits of shares in or withdrawal of shares from those ADS facilities, the trading price and the value of your investment in our ADSs and/or shares may be affected.

Item 4.   Information on the Company

A.           History and Development of the Company

Our business was founded in June 1997 and our Company was incorporated on July 6, 1999 under the Cayman Companies Act (2020 Revision). Our principal executive offices are located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. Our telephone number is (86-571) 8985-3378.

Our key business milestones are summarized below:

● Founding of our business	1997
● Launch of free web-based e-mail services Business model shifted from software development to internet technology with the launch of our NetEase website (“www.163.com”)	1998
● Launches of advertisement services, online platforms, online shopping malls, and other internet services in China	1999
● Listing on Nasdaq on June 30	2000
● Introduction of fee-based premium services and online entertainment services, including online games, wireless value-added services and other subscription-type services	2001
● Launch of our first PC-client MMORPG game, Westward Journey Online, our widely popular in-house developed game series	2001
● Launch of our Fantasy Westward Journey series, our second widely popular original game series	2004
● Founding of Youdao, an intelligent learning company that now offers learning content, applications and solutions, as well as online marketing services	2006
● Launch of NetEase Cloud Music, our music streaming platform	2013
● Launch of our first mobile game, the mobile version of Fantasy Westward Journey II	2013
● Launch of our e-commerce platform, Kaola	2015
● Launch of Yanxuan, our private label e-commerce business	2016
● Sale of Kaola to Alibaba	2019
● Listing of Youdao on the New York Stock Exchange on October 26	2019
● Listing on Hong Kong Stock Exchange on June 11	2020

Our principal capital expenditures for 2020 consisted mainly of the construction of our new office buildings in Guangzhou and Shanghai in China and the acquisition of new servers in connection with the operation of our businesses for a total of approximately RMB1,055.6 million (US$161.8 million). Our principal capital expenditures for 2019 consisted mainly of the construction of our new office buildings and warehouses in Guangzhou and Hangzhou, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure for a total of approximately RMB1,209.5 million. Our principal capital expenditures for 2018 consisted mainly of the construction of our new office buildings in Hangzhou and Guangzhou, acquisition of new servers in connection with the operation of our online games and developing the expansion packages of such games, and upgrades of our online service infrastructure, for a total of approximately RMB2,169.4 million. In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalty fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games.

As of December 31, 2020, we had capital expenditure commitments of RMB1,113.2 million (US$170.6 million) for 2021 onwards, which primarily consist of commitments made in connection with the construction of new office buildings in Guangzhou and Shanghai.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our company website can be accessed at http://ir.netease.com.

B.           Business Overview

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China through our subsidiaries, including our VIEs. Due to legal restrictions and prohibitions on foreign investment in Chinese companies providing, among other things, value-added telecommunications services, internet cultural services and internet publication services, we operate all of our business segments through contractual arrangements with the VIEs and their VIE equity holders. The contractual arrangements enable us to: (a) collectively exercise effective control over our VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of our VIEs and their subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permissible under PRC laws. The VIEs hold ICP licenses and other regulated licenses in which foreign investment is restricted or prohibited and operate our internet businesses and other businesses. Under the contractual arrangements, we provide our computer software, mobile applications, technologies and relevant services to such affiliated companies and they operate the NetEase online game services, education platforms, websites, as well as our other online businesses. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Starting in August 2008, Blizzard agreed to license certain online games to Shanghai EaseNet for operation in the PRC. Shanghai EaseNet is a PRC company wholly-owned by William Lei Ding, our Chief Executive Officer, director and major shareholder and has contractual arrangements with the joint venture established between, and owned equally by, Blizzard and us. The joint venture was established concurrently with the licensing of games from Blizzard in August 2008 and provides technical services to Shanghai EaseNet.

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

The diagram below shows our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and certain other subsidiaries and VIEs as of April 1, 2021, other than our joint venture with Blizzard, which is described separately in this section.

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

OUR SERVICES

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. We currently offer over 140 mobile and PC games across a wide range of genres, satisfying the ever growing and diversifying needs of the gamer community. Leveraging our user insights and execution expertise, we have also incubated and developed in-house a pipeline of innovative and successful businesses, including intelligent learning and other businesses, ranging from music streaming and private label e-commerce to internet media, e- mail service and others. For a breakdown of total revenue by segment for the last three financial years, see Item 5.A. “Operating and Financial Review and Prospectus—Operating Results.”

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

Our Game Library

Mobile games

Mobile games have gained increasing popularity and an expanding user base as internet users in China and across the world rely more and more on mobile devices to access the internet. We are one of the largest mobile game providers globally in terms of game revenue, having commercially launched over 100 mobile games of various genres as of December 31, 2020, including in-house developed and licensed MMORPGs, collectible card games, or CCGs, first-person shooter games, battle arena games, and simulation games, or SLGs. We generate our mobile games revenue primarily from the sale of in-game virtual items within the games, and such revenue accounted for 71.9% of our net revenues from online game services in 2020.

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

The table below sets forth certain of our major mobile games developed in-house:

Game	Genre	Date of Initial Launch
Mobile Version of Fantasy Westward Journey II	Turn-based MMORPG	July 2013
Fantasy Westward Journey mobile game	Turn-based MMORPG	March 2015
Westward Journey Online mobile game	Turn-based MMORPG	September 2015
Invincible	SLG	October 2015
The mobile version of New Ghost	Real-time MMORPG	May 2016
Onmyoji	CCG & RPG	September 2016
Knives Out	Battle Arena	November 2017
Rules of Survival	Battle Arena	November 2017
All About Jianghu	Real-time MMORPG	January 2018
Onmyoji Arena	MOBA	January 2018
Identity V	Battle Arena	April 2018
Ancient Nocturne	CCG & RPG	September 2018
Life-After	Cooperative Survival RPG	November 2018
Fantasy Westward Journey 3D	3D MMORPG	December 2019
Onmyoji: The Card Game	CCG	December 2019
Fantasy Westward Journey H5	MMORPG	June 2020

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

Licensed Games

In addition to our in-house developed mobile and PC games, we also offer games licensed from other international game developers, including Blizzard and Microsoft. For further details, see Item 4.B. “Business Overview—Our Services—Online Game Services—International Partnership and Investment.” Revenues from licensed games accounted for 7.5%, 7.5% and 9.1% of our total revenues in 2018, 2019 and 2020, respectively.

Global Presence

We continue to advance our games and make inroads that expand our reach in overseas markets. We have launched more than 50 mobile games in global markets since 2015. Our mobile game, Knives Out, has remained popular in Japan since its launch in 2017 and topped Japan’s iOS grossing chart multiple times in 2020. Identity V, which we launched in Japan in 2018, and Life-after, which we launched in Japan in 2019, were also ranked in Japan’s iOS grossing chart multiple times in 2020, further evidencing our potential to operate a diverse range of games in overseas markets over the long term.

In addition to our success in Japan, we have expanded our footprint across more regions. In December 2019, we launched MARVEL Super War in several Southeast Asian markets where it topped many of the iOS download charts. In 2020, we also introduced EVE Echoes and MARVEL Duel to overseas markets. We have also further enhanced our global R&D capabilities by launching a video game studio in Canada in 2019 and opening up our Sakura Studio in Japan in 2020.

International Partnership and Investment

Building on our strong in-house content development capabilities, we have formed strategic partnerships and collaborations with world-famous game studios and content owners. As a leader in online games in China, we have successfully attracted leading international game studios and content owners with our development and operational capabilities, such as Blizzard, Marvel, Microsoft and Warner Bros. Interactive Entertainment, to co-develop and/or operate games in China and abroad. In addition, we established a series of IP collaborations with various third parties. We also invest in leading global studios across the world to strengthen our development capabilities and diversity.

For example, we have been partnering with Blizzard since 2008 to exclusively operate a number of its games in China, including World of Warcraft, the StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm and Overwatch. Blizzard has also licensed on an exclusive basis in China its Battle.net® platform to us, which enables multi-player interaction within these games and other online services. In January 2019, we further extended our partnership to January 2023. Furthermore, we are currently co-developing Diablo ImmortalTM, an MMO action-RPG, with Blizzard. We have also entered into a partnership with Marvel in May 2019 to create original entertainment content based on internationally beloved Marvel characters and stories. We are jointly developing products including games and comic books that feature Marvel characters for users in China and beyond.

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

Our Franchises

We continue to build upon existing successful games to offer multi-dimensional content by leveraging our in-house developed franchises and intellectual property. Our Fantasy Westward Journey and Westward Journey Online franchises remain popular and have been instilled in the collective memory of a generation of Chinese players. We further expanded the reach of these franchises through the introduction of Fantasy Westward Journey 3D and Fantasy Westward Journey H5 in 2019 and 2020, respectively, captivating both returning fans and new players.

In addition to growing and strengthening our existing franchise, we have continually incubated new ideas and delivered new and long- lasting game titles to our users. For example, Onmyoji is one of our younger franchises built in-house. As we introduce more innovative new storylines, characters and other content, the influence of Onmyoji’s IP continues to grow and resonate with more game players. Onmyoji topped the China iOS grossing chart multiple times during 2019 after more than three years of operation, and it has spun off three mobile games in MOBA, card and simulation genres, been adapted into a feature motion picture, a musical, a network series and inspired some themed coffee shops. Another in-house developed young IP is Identity V, which we believe has the potential to become another successful NetEase franchise. We are continually enriching this IP through a variety of initiatives, including e-sports, game collaborations and off-line activities. We have hosted a number of high-profile events featuring Identity V, including both international and regional series tournaments.

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

We strive to recruit and grow the best talent in the industry. Our training programs at NetEase Games Academy are widely recognized in China as a premier online games training institution for creative minds. One of our training programs was awarded the 2020 ATD Excellence in Practice Awards by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry. In addition, we also established our in-house game AI research institutions to focus on the researching big data, user persona, reinforcement learning, computer vision and graphics, natural language processing, speech synthesis and music generation. Having built a virtuous cycle among our talent, established development pipeline and dynamic culture of innovation and craftsmanship, our strong R&D capabilities continue to enable high-quality production and expansion of successful games.

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

Intelligent Learning Services – Youdao

Youdao’s Products and Services

Youdao is an intelligent learning company in China with over 120 million MAUs in 2020 and operates in a number of overseas markets. We founded Youdao in 2006 and launched the flagship Youdao Dictionary in 2007, which remains the top language app in China in terms of MAUs. Youdao experienced rapid growth since its founding and completed its public listing on the New York Stock Exchange in October 2019.

Building on the early success of Youdao Dictionary, we have attracted a massive user base, built a strong brand, and expanded into a broad range of products and services addressing lifelong learning needs of pre-school, K-12 and college students as well as adult learners, including online learning services and smart devices. Our smart devices seamlessly integrate advance AI algorithms and data analytics which supplement our online courses and learning products and further enhance user experience and efficiency.

We currently generate the majority of the revenues for Youdao’s learning services from its online courses in the form of the tuition fees received from students. We generate revenues of Youdao’s learning products from sales of smart devices and revenues from Youdao’s online marketing services through the provision of different formats of advertisements.

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

Online Knowledge Tools

●	Youdao Dictionary. Launched in 2007, Youdao Dictionary is our first major product and flagship online language tool. Today, it remains China’s most popular and trusted online dictionary and translation tool with 52 million average MAUs in 2020. As of December 31, 2020, Youdao Dictionary offered over 31 million entries across 109 languages.
●	Other Online Dictionary and Translation Tools. In addition to Youdao Dictionary, we also offer Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation, U-Dictionary, an online dictionary and translation app we offer in Indonesia and other overseas markets, and Youdao Kids’ Dictionary, a K-12 focused smart and fun tool that offers translation services in Chinese and English.

Smart Devices

We develop and offer smart devices, including Youdao Dictionary Pen, Youdao Super Dictionary, Youdao Smart Pen, Youdao Pocket Translator, and Youdao Cloud Pen, to make learning more productive and efficient for our users. Our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements.

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

Other Innovative Business and Services

We derive our innovative businesses and others revenues primarily from NetEase Cloud Music, Yanxuan, NetEase CC Live streaming, advertising services, premium e-mail and other value-added services.

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

We also diversify and further enrich our music offerings with licensed and sub-licensed content. NetEase Cloud Music operates under a freemium business model in which basic services are free while some enhanced features are available on a paid basis. In addition to providing the main music playback, download and search services, we also provide music social functions, such as song reviews, song list recommendations based on historical playback records.

In 2019, we also added a new community module, Cloud Village, to further develop a music community that fosters discussion, creation and sharing of personalized expression around music. We launched a music-inspired live streaming app, LOOK in 2018 to provide an additional platform for independent musicians and other performers to showcase their music talents and interact directly with their audience. Fans can leave comments and send virtual gifts to broadcasters while they perform live. In early 2020, we hosted an online music festival where more than 50 artists live streamed their performances to a massive audience across China. In our newly launched Cloud Music version 8.0, we focused on bringing our young users elevated personalized experiences to express themselves. We also extended the playlist mode’s capabilities to videos and podcasts and offered new Karaoke functions.

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

Under Yanxuan’s ODM model, it establishes close partnerships with selected manufacturers in China to design and manufacture products and sells them directly to customers. The ODM model enables Yanxuan to provide quality goods with lower cost by eliminating brand premium and channel intermediaries such as distributors and retailers. It also utilizes data analytics to help these suppliers enhance their efficiency and product appeal, particularly in terms of merchandise design and production. In addition to the online platform, we have also opened several offline stores in Hangzhou and Shanghai, inviting more consumers to discover the popular items on our Yanxuan through experiential retail.

Other Innovative Services

We also offer a wide range of other innovative services, including NetEase Media which is a well-established internet media platform in China delivering professional news and other quality information such as popular sports events, industry forums, celebrity close-ups, technology and fashion trends, and online entertainment to our users. Our media platform has three components, the NetEase News mobile application, www.163.com portal and a set of other vertical mobile products. It offers numerous features that promote user interactions and foster a vibrant online user community who actively contribute to the commentary sections. Our drive for journalistic integrity and high-quality content offerings has enabled us to attract an attractive demographic of engaged users. Our portal www.163.com also serves as a one-stop gateway for users to conveniently access our other online services, such as online games, e-mail, e-commerce, video and music streaming, e-reading and a set of other websites and mobile applications.

Other innovative businesses also include NetEase CC Live streaming, a platform offering various live streaming content with a primary focus on game broadcasting, and NetEase Pay, our payment platform. In addition, we offer free and fee-based email services through NetEase Mail, China’s leading email service provider since 1997.

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

Graphics, Augmented Reality and Virtual Reality

We have developed numerous technologies to create immersive and effective entertainment and learning experiences. In addition to creating quality 3D game graphics and automatic scene generations in games, we have launched and will continue to launch our virtual reality (VR) games to offer game players a lifelike, free and dynamic open world game experience. Outside of games, NetEase Cloud Music has also leveraged augmented reality in its marketing and user engagement activities.

IT Infrastructure

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. Our NetEase websites and other online and mobile platforms are made available primarily through network servers co-located in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates. As of December 31, 2020, there were approximately 112,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, using leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile. We also utilize certain cloud-based servers maintained by third parties such as Amazon.

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

In addition, we have registered our various in-house developed games and other online products with the National Copyright Protection Center of China. Moreover, we have filed certain patent applications with the National Intellectual Property Administration of China, U.S. Patent and Trademark Office, European Patent Office and Japan Patent Office, and have obtained Certificates of Design Patent, Utility Model Patent and/or Invention Patent for technologies related to our games, live video, news, educational products, e-commerce and finance, NetEase Cloud Music, hardware products, cloud technology, augmented reality technology, computer technology and e-mail from the National Intellectual Property Administration of China, as well as Certificates of Utility Patent and Certificates of Design Patent in the United States, Europe and Japan.

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

CORPORATE SOCIAL RESPONSIBILITY

Since our founding, we have been highly committed to environmental, social and corporate responsibility matters. Through our product and service offerings, we aim to improve people’s lives by leveraging technologies to offer innovative services such as online games, intelligent learning and music streaming. Aspiring to make high-quality education and learning services accessible to everyone, we have been making headway in improving and promoting online and live-streamed courses, which make it possible for users in less-developed regions in China to access quality and diverse educational resources. In 2020, we donated hardware, software and high-quality learning content to schools in Hunan province, enabling over 12,000 students to have access to online courses.

Furthermore, our Cloud Music platform has become an important avenue for raising awareness of social issues, such as animal protection and children’s wellbeing, through its music and fund-raising campaigns. Yanxuan has also leveraged its business platform to help local artisans and merchants sell their products in a bid to contribute to China’s poverty reduction efforts. Moreover, our games have demonstrated their social value by providing platforms for users to collaborate, contribute ideas, raise awareness of social issues and promote science popularization. For example, students rebuilt their campuses in Minecraft and held virtual graduation ceremonies, despite school closures related to COVID-19. Fantasy Westward Journey mobile games collaborated with WildAid to bring public attention to the protection of wild animals. In addition, we have developed game modes to educate users on cybersecurity awareness. We have also partnered with organizations to use our anime characters to educate the public on the prevention of respiratory diseases.

In addition, we stand out in our commitment to equality and diversity in our recruitment and promotion policies. We are included in the Bloomberg Gender-Equality Index’s 2020 global list of 325 public companies that are committed to gender equality in the workplace, an accolade that we are enormously proud of. We also value diversity highly and currently have employees from more than 30 countries and regions, including the United States, Japan, South Korea and Canada. We empower each of our talent with our carefully-designed training program. One of our training programs were awarded the “2020 ATD Excellence in Practice Awards” by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry.

Given that the majority of our operations are conducted online, we leave limited impact on the environment with a small carbon footprint. We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. All our servers are compliant with industry energy efficiency standards in China, and we intentionally choose partners with a strong commitment to carbon emission reduction in our collaboration with third-party cloud servers.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.

We have adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as financial reporting, information system, internal control, human resources and investment management.

Financial reporting risk management

We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policies, budget management policies, treasury management policies, financial statements preparation policies and finance department and staff management policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Information system risk management

Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We have implemented various internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided.

We believe it is crucial that our users understand how we handle their information so that they can make informed choices in deciding how such information is used and shared. To this end, we collect personal information and data from users only with their prior consent, and we offer our users opt-out or opt-in options. We have established and implemented a strict companywide policy on data collection, usage, disclosure, transfer and storage. In accordance with our policy, we are required to go through the following procedures: (i) providing notice to users as to why and how their data is being collected and used; (ii) providing users with the choice to opt-out or opt-in; (iii) making continuous efforts to prevent loss or leakage of user data; and (iv) providing users with access to their own personal information collected by us.

We have implemented a network of process and software controls to protect individual personal information and privacy. We encrypt user data in network transmission. For back-end storage, we also use various encryption technologies at software and hardware levels to protect sensitive user data. To minimize the risk of data loss or leakage, we conduct regular data backup and data recovery tests.

We prioritize user data security and privacy by strictly following our defined policy. We have obtained the certificates of ISO 27001 and filing certificates of Classified Protection of Information Security for some of our entities and products. We have established a coordination mechanism with third-party agencies to handle information security threats in a timely manner.

At the enterprise level, we established a systematic and universal user account authorization and management mechanism based on which we periodically review the status of user accounts and the related authorization information. We regularly perform security configuration assessment on our databases and servers and implement procedures for system log management.

We have put in place a series of back-up management procedures. We deploy different back-up mechanisms, including local back-ups and offsite back-ups, depending on the needs of our business, to minimize the risk of user data loss or leakage. We have also established protocols for the design, implementation and monitoring of offsite back-ups. We also require any access to or processing of user data to go through strict assessment and approval procedures in order to ensure that only valid and legitimate requests are executed.

We provide information security training to our employees and conduct ongoing trainings, and we discuss any issues or necessary updates from time to time. We also have an emergency response mechanism to evaluate critical risks, formulate disaster response plans and perform emergency drills on a regular basis. In addition, each of our business units is responsible for ensuring that the usage, maintenance and protection of user data are in compliance with our internal information security policy and the applicable laws and regulations.

Internal control risk management

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, compliance and finance departments as well as our business units to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.

In accordance with our internal procedures, our in-house legal department performs the basic function of reviewing and updating the form of contracts we enter into with our consumers, merchants and relevant third-parties. Our legal department examines the contract terms and reviews relevant documents for our business operations, and the necessary underlying due diligence materials, before we enter into any contract or business arrangements.

Our in-house legal department reviews our services for regulatory compliance before they are made available to the general public. Our in-house legal department works with relevant business units to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.

Human resources risk management

We provide regular and specialized training tailored to: (a) the needs of our employees in different departments, and (b) our anti-bribery & corruption policy. We regularly organize internal training sessions conducted by senior employees or outside consultants.

We have in place an employee handbook and a code of conduct approved by our management and have distributed them to all our employees. The handbook contains internal rules and guidelines regarding work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with regular training as well as resources to explain the guidelines contained in the employee handbook.

We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts, and our staff can also make anonymous reports to our ethics committee. Our ethics committee is responsible for investigating the reported incidents and taking appropriate measures.

Investment risk management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our R&D capabilities.

In general, we intend to hold our investments for the long term. In order to protect our interests as shareholders and control the potential risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.

Our finance department monitors the deal performance on a regular basis. Our finance and legal departments cooperate with deal team on deal analysis, communication, execution, risk control and reporting. Any material factors will be timely reported to the senior management or board of director for further decision.

Audit committee experience and qualification and board oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

The audit committee consists of three members, namely Michael Leung, Alice Cheng and Joseph Tong, all of whom are independent non-executive directors. Michael Leung is the chairperson of the audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management.”

We also maintain an internal audit department which is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee and senior management on any issues identified. Our internal audit department members hold regular meetings with management to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors, if necessary.

Ongoing measures to monitor the implementation of risk management policies

Our audit committee, internal audit department and senior management together monitor the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.

INSURANCE

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practices in our industry. Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing funds, as required by Chinese laws and regulations. We also purchase supplemental commercial medical insurance and accident insurance for our employees.

In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key person life insurance, insurance policies covering damages to our network infrastructures or information technology systems. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur. We also do not maintain insurance policies against risks relating to the Contractual Arrangements. In 2020, we did not make any material insurance claims in relation to our business.

GOVERNMENT REGULATIONS

Regulations on Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law. Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On December 27, 2020, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue. On June 23, 2020, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), which became effective on July 23, 2020, to replace the previous 2019 Negative List. To comply with the above foreign investment restrictions and to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China, we operate in China through our variable interest entities. See Item 4.B. “Business Overview—Our Organizational Structure.” There remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

According to the 2019 PRC Foreign Investment Law, foreign investment shall enjoy “pre-entry national treatment,” which generally means that at an investment-entrance stage, foreign investment should be treated no less favorably than domestic investment, except for foreign investments in industries deemed to be “restricted” or “prohibited” in the “negative list.” The 2019 PRC Foreign Investment Law provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals. However, uncertainties still exist when it comes to interpreting or implementing the 2019 PRC Foreign Investment Law and its implementation rules. For example, the 2019 PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities. It does, however, have a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. As such, there remains a leeway for future Laws to define contractual arrangements as a form of “foreign investment.” Furthermore, the 2019 PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance for five years after the 2019 PRC Foreign Investment Law is implemented, which means that foreign invested enterprises may be required to adjust their structure and corporate governance after five years. For further details, please see Item 3.D. “Risk Factors — Risks Related to Our Corporate Structure.”

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020, and repealed the Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The implementation rules further clarified and elaborated on the relevant provisions of the 2019 PRC Foreign Investment Law. However, given that these implementation rules were only recently enacted, a number of uncertainties still exist in relation to the interpretation and implementation of the 2019 PRC Foreign Investment Law.

On December 30, 2019, the MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

On December 19, 2020, MOFCOM and the NDRC jointly promulgated the Measures for the Security Review of Foreign Investments, which took effect on January 18, 2021, pursuant to which a security review shall be conducted for foreign investments that affect or may affect national security. The measures established a working mechanism for the security review of foreign investments, or the Security Review Working Mechanism, to be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments in material information technology and internet products and services which relate to national security, the foreign investors who obtain the actual controlling stake in the investee enterprise in the PRC shall declare to the office of the Security Review Working Mechanism prior to implementation of the investments.

Regulations on Telecommunication Services

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the PRC (the “Telecom Regulations”), which was revised in February 2016. The Telecom Regulations categorized all telecommunications businesses in China as either a “basic telecommunications business” or “value-added telecommunications business,” ICP services, e-mail services, and other telecommunications businesses operated by us are classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of these services must obtain an operating license. The Telecom Regulations also set out extensive guidelines with respect to different aspects of telecommunications operations in China.

On December 28, 2015, MIIT issued the Telecommunication Services Classification Catalog (2015 Edition), which replaced the then-operative Telecommunication Services Classification Catalog (2003 Edition).The 2015 Catalog took effect on March 1, 2016 and was amended on June 6, 2019. The Catalog divided the information services business into an additional five sub-categories and reclassified the online data processing and transaction processing services business from a “basic telecommunications business” to a “value-added telecommunications business.” In 2017, MIIT issued the new version of the Measures for the Administration of Telecom Business Licensing (the “MIIT Measures 2017),” which became effective on September 1, 2017. Similar to the 2009 version, the MIIT Measures 2017 require companies who are engaged in telecommunications businesses to have a Telecom Business License. However, the MIIT Measures 2017 removed the previous requirement to file trans-regional value-added telecommunications business permits.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which was last revised in February 2016. The FITE Regulations set out detailed requirements with respect to capitalization, investor qualifications, and application procedures in connection with establishing a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China. The Notice of the MIIT on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued by the MIIT in June 2015 set out an exception, under which, foreign investors may hold up to the entire equity interest in online data processing and transaction processing (operating e-commerce) businesses. However, the FITE Regulations do not define “online data processing and transaction processing (operating e-commerce) business,” and its interpretation and enforcement involve significant uncertainties. In addition, the Negative List removes some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to the entire equity interest in domestic multi-party communication, e-storage and forwarding and call center businesses in China. However, other requirements provided by the SAPPRFT and MIIT regulations still apply.

The Circular of the MII on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services (the “2006 MII Circular”), was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that: (i) any domain name used by a valued-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecommunications service provider must be installed within the scope prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecommunications services that the service provider has been approved to provide; and (iv) a value-added telecommunications service provider must establish or improve the measures of ensuring information security. Companies that have obtained operating licenses for value-added telecommunications services are required to conduct self-examination and self-correction according to the requirements above and report their results to MII. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007 and our VIEs have registered the domain names used by them.

Regulations on Internet Information Services

The Measures for the Administration of Internet Information (the “ICP Measures”), issued by the State Council went into effect on September 25, 2000 and was revised on January 8, 2011. Under the ICP Measures, any entity that provides information to internet users must obtain an operating license from the MII, or its local branch at the provincial level in accordance with the Regulations on Telecommunication Services described above.

The Provisional Regulations for the Administration of Website Operation of News Publications, which was jointly issued by the SCIO, and MII on November 6, 2000, stipulates that websites of non-news organizations shall not publish news items produced by themselves, and that their websites shall be approved by SCIO after securing permission from SCIO at the provincial level. On June 1, 2017, the latest Provisions for the Administration of Internet News Information Services, promulgated by the CAC, came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet-based news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administration. In addition, the provisions prohibit organizations from establishing foreign, partially or wholly owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services.

In December 2016, the MOC issued the Circular on the Administrative Measures for Business Activities Relating to Online Performance, pursuant to which an internet platform operator that provides online performance shall: (i) apply for a Network Culture Operation License with the relevant provincial-level authority; (ii) notify the MOC of any access or performance channels created for domestic performers within ten days; and (iii) submit an application to the MOC before creating any access or performance channels for foreign performers. On June 19, 2018, the MOCT issued the National Cultural Market Blacklist Management Measures, which created a public ‘blacklist’ for companies that did not comply with the regulations on internet culture activities and imposed penalties and credit restrictions for non-compliance.

In addition, the SAPPRFT issued a Notice on Strengthening the Management of Live-Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live-streaming service provider shall: (i) provide necessary censorship on the content of live-streams; (ii) establish a mechanism to timely identify unlawful content, prevent any unlawful content from being distributed and replace the content with backup programs; and (iii) record live-streaming programs and keep the records for at least 60 days. Shortly after this notice, in November 2016, the CAC promulgated the Administrative Provisions on Internet Live-Streaming Services, pursuant to which an internet live-streaming service provider shall: (i) establish a live-streaming content review platform; (ii) require authentication for the registration of live-streaming content providers; and (iii) enter into a service agreement with live-streaming service users to specify each of the live-streaming service user’s and the content provider’s rights and obligations.

In November 2018, the CAC, together with the Ministry of Public Security, published the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization. These provisions require certain internet information service providers to conduct safety assessment in relation to the: (i) the legal compliance status of their information services, new technologies and new applications; (ii) effectiveness of their implementation of safety measures as required by applicable laws and regulations; and (iii) effectiveness of their safety and risk control measures.

On June 27, 2002, the MII and the GAPP jointly promulgated the Provisional Measures for the Administration of Internet Publishing, which was replaced by the Rules for the Administration of Online Publishing Service jointly issued by SAPPRFT and MIIT that became effective on March 10, 2016. These rules require online publishers to secure approval from the SAPPRFT for their operations. The term “online publication service” refers to providing online publications to the public through information networks. The term “online publications” is defined as the digital works with publishing features such as editing, production or processing provided to the public through information networks (including contents from books, newspapers, periodicals, audio and video products, electronic publications that have already been formally published or works that have been made public in other media format, and the digital works of literature, art and science). These rules also forbid foreign investment in the online publishing sector.

On July 8, 2004, State Food and Drug Administration of China issued the Measures for the Administration of Internet Drug Information Services, which was amended in 2017. The measures stipulate that websites publishing drug-related information must obtain a license from local food and drug administrations.

Pursuant to the Measures for the Administration of Internet E-mail Services (the “Internet E-mail Measures”), which was issued by MII on February 20, 2006, e-mail service providers must obtain value-added telecommunications business operating licenses or file for recordation as non-profit internet service providers. In addition, each e-mail service provider must keep a record of the timing, sender’s or recipient’s e-mail address and IP address of each e-mail transmitted through its servers for 60 days. The Internet E-mail Measures also state that an internet e-mail service provider is obligated to keep confidential the users’ personal registered information and internet e-mail addresses. An internet e-mail service provider and its employees may not illegally use any user’s personal registered information or internet e-mail address, and may not, without consent of the user, divulge the user’s personal registered information or internet e-mail address, unless otherwise prescribed by another Law.

The State Administration of Radio, Film and Television (the “SARFT”) and MII jointly issued the Regulations for the Administration of Internet Audiovisual Program Services (the “Audiovisual Regulations”) on December 20, 2007, which was revised on August 28, 2015 by the SAPPRFT. The Audiovisual Regulations require that online audio and video service providers obtain a permit from NRTA in accordance with the Audiovisual Regulations.

On November 18, 2019, the CAC, the MOCT and the NRTA jointly issued the Promulgation of the Administrative Provisions on Online Audio and Video Information Services (the “Audio and Video Provisions”), which took effect on January 1, 2020. The Audio and Video Provisions require that online audio and video information service providers: (i) acquire relevant qualifications required by law and regulations; (ii) adopt rules and policies in relation to, for example, user registration, information distribution and review, information security management, emergency disposal, educational training for employees, the protection of minors and intellectual property rights protection; (iii) verify personal information submitted by users as required under applicable laws; and (iv) undertake technical and other necessary measures to ensure network security and stable operations. Organizations and individuals are prohibited from utilizing online audio and video information services and the related information technology to carry out illegal activities that infringe upon the legitimate rights and interests of others. The Audio and Video Provisions further set out requirements for the creation, distribution and transmission of audio videos based on new technologies and applications such as deep learning and virtual reality, including requirements for safety evaluation, labeling requirements and mechanisms for refuting fake rumors.

On October 23, 2015, the MOC issued its Notice on Further Strengthening and Improving the Management of Online Music. According to this notice, entities should examine and verify the content of online music by themselves, while the culture management administration should supervise compliance upon and following the content’s publication.

On August 7, 2014, the CAC issued the Interim Provisions on Managing the Development of Public Information Services on Instant Messaging Tools (the “Instant Messaging Interim Provisions”), which stipulate that instant messaging tool service providers must enter into an agreement with their users during account registration to require them to abide by “Seven Principals,” including, without limitation, compliance with applicable laws and social ethics.

On December 29, 2011, MIIT issued the Several Provisions on Regulating the Market Order for Internet Information Services (the “Market Order Provisions”). According to the provisions, internet information service providers (“IISP(s)”), are prohibited from a wide range of activities that would infringe upon the rights and interests of users or other IISPs, including but not limited to, maliciously forcing incompatibility on services and products provided by other IISPs; deceiving, misleading or forcing users to use or not to use services and products provided by other IISPs; changing users’ browser configurations or other configurations without notifying and obtaining permission from the users; and bundling their terminal software with other software without providing clear notice to users. In addition, IISPs are prohibited from collecting information that is related to users and can serve to identify users’ identities solely or in conjunction with other information without the users’ consent or providing other people with the information, unless otherwise permitted or required under Laws.

On April 17, 2015, the National Copyright Administration of the People’s Republic of China issued the Circular on Regulating the Order of Internet Reproduction of Copyrighted Works. Under this circular, in order to reproduce the work of others, internet media must comply with relevant provisions of the copyright laws and regulations and, unless otherwise provided by law or regulation, must obtain permission from, and pay remuneration to, the owner of the copyrighted work, and must indicate the name of the author as well as the title and the source of the work, and may not infringe any other rights or interests of the copyright owner. Moreover, when reproducing the works of others, internet media must not make material alterations to the content of the work.

The Standing Committee of National People’s Congress adopted the Copyright Law of the PRC in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law will take effect on June 1, 2021, pursuant to which, relevant provisions on copyright protection in cyberspace have been further improved and the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”.

On June 28, 2016, the CAC published the first regulation of mobile applications in the PRC, the Administrative Provisions on Information Services for Mobile Internet Applications (the “App Administrative Provisions”). These provisions expressly require mobile application providers to obtain the relevant operation licenses and hold the mobile application providers strictly responsible for the implementation of information security management regarding the applications they distribute or operate. The App Administrative Provisions also require mobile application providers to: (i) verify the identity and contact information of their registered users; (ii) establish an appropriate mechanism to protect its users’ personal data; (iii) develop an adequate censorship mechanism for any information published through their applications; (iv) protect their users’ rights to be informed if their applications need to gain access to the users’ personal details and refrain from accessing the functions unrelated to the relevant applications without the users’ consent; (v) protect their users’ intellectual property rights; and (vi) maintain internal records of users’ activities for 60 days.

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
●The Rules of the PRC for Protecting the Security of Computer Information (1994, revised in 2011);
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
●The Administrative Regulations for the Classified Protection of Information Security (2007);
●The Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection (2012);
●Provisions on Protection of Personal Information of Telecommunication and Internet Users (2013);
●Internet User Account Name Management Regulations (2015);
●Cyber Security Law of the PRC (the “Cyber Security Law”) (2017 Edition);
●Detailed Rules for the Implementation of the Counter-espionage Law of the PRC (2017);
●Provisions on the Cyber Protection of Children’s Personal Information (the “Children’s Provisions”) (2019);

●Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks (the “Fa Shi No. 15”) (2019);
●Announcement of Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps (2019);
●Information Security Technology —Personal Information Security Specification (2020 edition);
●Notice of MIIT on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps (2020); and
●	Measures for Cybersecurity Censorship (2020).

Under various Laws, ICP operators and internet publishers are prohibited from posting or displaying any content that:

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

Failure to comply with the content censorship requirements may result in the revocation of licenses and the closing down of the concerned websites or other online and mobile platforms. In addition, it is mandatory for internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites and other online and mobile platforms with the local public security bureau. On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cryptography Administration Bureau and the SCIO jointly issued the Administrative Regulations for the Classified Protection of Information Security, according to which websites should determine the protection classification of their information systems pursuant to a classification guideline and file their classification with the Ministry of Public Security or its bureaus at or above the municipal level with subordinate districts.

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Network Information Protection (the “Information Protection Decision”), which provides that electronic information through which a citizen’s identity can be identified or in which a citizen’s privacy is involved (“Personal Information”), is protected and no person shall steal, illegally obtain, sell or illegally provide to others any Personal Information. Also, according to the Information Protection Decision, where a network service provider provides website access service, or handles network access formalities for fixed-line telephones or mobile phones, or provides information publication services to its users, it shall require users to provide authentic identity information when concluding agreements or confirming provisions of its service with the users.

On July 16, 2013, MIIT issued the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as information that can identify the user either on its own or in combination with other information that is collected in the course of providing services by telecommunication business operators and internet information service providers, and sets out detailed provisions concerning the collection and utilization of Personal Information.

On February 4, 2015, the CAC issued the Internet User Account Name Management Regulations, which defines “Internet User Account Name” as an account name registered or used in internet information services, including without limitation, blogs, micro-blogs, instant communication tools, forums and thread comments. In addition, according to the regulations, internet information service providers must prohibit their users from using any illegal or harmful information in their account name, avatar, profile or other registration information.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by Laws to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, network operators must not collect personal information irrelevant to their services. In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

On April 11, 2017, the CAC released the Draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data (the "Draft Cross-Border Transfer Measures"), which require personal information and important data collected or produced by network operators during their operations in China to be stored within China. According to the Draft Cross-Border Transfer Measures, assessment by relevant regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring the data overseas. Furthermore, data may not be transferred overseas without consent from the concerned individual(s), or if the transfer endangers the interests of individuals or public security. The CAC completed the solicitation of comments on the Draft Cross-Border Transfer Measures in May 2017, but there remain substantial uncertainties with respect to its final content and enactment timetable.

The Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, the Administrative Provisions on the Information Services Provided through Chat Groups on the Internet, the Administrative Provisions on Internet Follow-up Comment Services, and the Administrative Provisions on Internet Forum and Community Services each requires that providers of the aforesaid services shall, under the principle of requiring “mandatory registration of legal name of users and encouraged voluntary use of real name as screen name,” authenticate the identity of each of their registered users and take necessary measures to protect their users’ personal identity.

On May 28, 2019, the CAC promulgated the Draft Data Security Measure for public consultation. The Data Security Measure provides for a number of implementing provisions concerning aspects of data collection, data usage and processing, and data security administration. Network operators that violate the Data Security Measures may be subject to public exposure, confiscation of illegal gains, suspension or a shut-down of their business, disabling of their website or the revocation of relevant business permits or licenses.

On March 6, 2020, the SAMR and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020), which took effect on October 1, 2020 and substitute the 2017 version. Pursuant to the standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. The 2020 version of Personal Information Security Specification includes the following changes compared with the 2017 version: (i) adding new requirements to prevent excessive collection of personal data; (ii) adding new requirements concerning user profiling and personalized display; (iii) Adding new requirements concerning third-party plugins; (iv) adjusting requirements on organizational measures; and (v) adding new requirements concerning personal biometric data.

On April 13, 2020, the CAC and several other government authorities jointly promulgated the Measures for Cybersecurity Censorship (the “Censorship Measures”), which took effect on June 1, 2020. In accordance with the Censorship Measures, any purchase of network products and services by critical information infrastructure operators, which affects or may affect state security, shall be subject to cybersecurity censorship fields. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

On May 28, 2020, the National People’s Congress issued the PRC Civil Code, which took effect on January 1, 2021. In accordance with the PRC Civil Code, natural person’s personal information shall be protected by law, and the processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing.

The Draft PRC Data Security Law was released by the National People’s Congress Standing Committee in July 2020 for public consultation. The Draft PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Multi-Level Protection System for Cybersecurity and the Security Protection System for Critical Information Infrastructure, which took effect on the same date. The work objectives of the above-mentioned Guiding Opinions include: (i) implementing the cybersecurity MLPS; (ii) establishing and implementing the critical information infrastructure security protection system; (iii) markedly increasing cybersecurity monitoring, early warning and emergency response capabilities; and (iv) creating a comprehensive cybersecurity protection and control system. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

The Draft Personal Data Protection Law (the “Draft PDPL”) was released by the National People’s Congress Standing Committee in October 2020 for public consultation. The Draft PDPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information offshore, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The Draft PDPL also strengthens the punishment for those who illegally process personal information. The Draft PDPL is still subject to public consultation and will be further revised in the future.

As we expand our operations internationally, we may be also subject to privacy laws and data security laws of other jurisdictions in which we operate, including the GDPR. The GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements stringent operational requirements for controllers and processors of personal data, including, for example, expanded disclosures on how personal data is to be used, limitations on retention of information and implementation of appropriate safeguards for transfer of personal data out of the EEA, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. Failure to comply with European Union laws and other laws relating to the security of personal data may result in significant fines, such as those applicable under the GDPR which can amount up to EUR20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability.

California has also recently enacted legislation affording consumers expanded privacy protections, including the CCPA, that went into effect as of January 1, 2020. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023), expanded rights to transparency (e.g., detailed information about how personal information is collected, used, and shared) regarding, access to, and deletion of their personal information, and a right to opt out of the sharing of certain personal information. The California Attorney General issued implementing regulations that also add requirements on businesses. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for certain data breaches that may increase data breach litigation and liability, in light of the potential for statutory damages. Additionally, a new privacy law, the CPRA was approved by California voters in the November 3, 2020 election. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply.

Regulations on Online Games

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by the MOC in May 2003, and last revised in December 2017, online game operators are required to obtain an Internet Culture Operating License from relevant local departments of the MOC. On May 14, 2019, the General Office of the MOCT issued the Circular on Adjusting the Scope of Examination and Approval of Online Culture Business Permit and Further Regulating the Work Concerning Examination and Approval (the “MOCT Notice 81”), pursuant to which, the MOCT is no longer responsible for the administration and supervision of online games and local counterparts of the MOCT may no longer approve Internet Culture Operating Licenses that involve online game operation via information networks (with or without distribution of virtual currency of online games) and virtual currency of online games trading operation via information networks. Internet Culture Operating Licenses that are already issued and only contain the above business scope will remain effective until their expiration. As of date of the annual report, no laws, regulations or official guidelines have been promulgated on whether the responsibility of MOCT for regulating online games will be undertaken by another governmental department.

On June 4, 2009, the MOC and MOFCOM jointly issued the Notice on Strengthening Administration on Online Game Virtual Currency (the “Online Game Virtual Currency Notice”). According to this notice, online game virtual currency should only be used to exchange virtual services provided by the issuing enterprise for a designated extent and time, and is strictly prohibited from being used to purchase tangible products or any service or product of another enterprise. In addition, the Online Game Virtual Currency Notice requires the issuing enterprise to give users 60 days prior notice and refund in the form of legal tender or other forms acceptable to users in case it plans to terminate the provision of its products or services.

The publication of online games also requires approval from SAPPRFT in accordance with the Rules for the Administration of Online Publishing Service. In March 2018, the Central Committee of the Communist Party of China issued the Plans for Deepening the Institutional Reform of the Party and State and the National People’s Congress issued the Institutional Reform Plan of the State Council (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, the SAPPRFT is reformed and became the NRTA, under the State Council and NPPA under the Propaganda Department of the Central Committee of the Communist Party of China, and the MOC is reformed and became the MOCT. Starting from March 2018, the SAPPRFT at the national level temporarily suspended its approval of online games, which was later resumed in December 2018. Since the first quarter of 2019, the NPPA has kept publishing the Online Game Approval Lists on its website.

In addition, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games (the “Anti-Addiction Notice”), which confirms the real name verification scheme and anti-addiction system standard made by GAPP in previous years and requires online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system, in accordance with the Anti-Addiction Notice. On January 15, 2011, the MOC and several other government authorities jointly issued the Notice on Implementation Program of Online Game Monitoring System of the Guardians of Minors (the “Monitoring System Notice”), which requires online game operators to adopt certain measures to maintain an interactive system for the protection of minors. Through communication with online game operators, parents may monitor and restrict online game activities by minors, including restriction or suspension of playtime. On July 1, 2011, GAPP and several other government authorities jointly issued the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, which requires that online game operators be responsible for data registration and identification of online game users, and that online game operators shall duly submit user identification information for verification with the Ministry of Public Security’s National Citizen Identity Information Center (the “NCIIC”), which will be in charge of real-name verification for the national anti-addiction system. In addition, online game operators must ensure that, via the NCIIC real-name verification, users with fraudulent identification data be enrolled in the operators’ anti-addiction systems.

On July 25, 2014, the SAPPRFT issued the Notice Regarding the Implementation of the Anti-Addiction and Real-Name Verification System in Online Games, which requires online game operators to complete their real-name verification procedure for online games when applying for publication of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia (the “Implementation Scheme”) was issued jointly by eight PRC regulatory authorities at the national level, including the NPPA and the NRTA. The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the NPPA will control the number of new online games, and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the NPPA promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 22:00 to 8:00 the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed three hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor’s age.

On September 7, 2009, the Office of the Central Institutional Organization Commission issued the Notice on Interpretation of the Office of the Central Institutional Organization Commission on Several Provisions relating to Animation, Online Games and Comprehensive Law Enforcement in the Culture Market in the “Three Provisions” jointly promulgated by the MOC, the SARFT and the GAPP, or Circular 35. According to this Circular 35, GAPP shall be responsible for the examination and approval of online games made available on the internet, and once an online game is available on the internet, it shall be solely and completely administrated by the MOC. The circular further clarifies that the GAPP shall be responsible for the examination and approval of the game publications authorized by overseas copyright owners to be made available on the internet, and all other imported online games shall be examined and approved by the MOC. However, according to the MOCT Notice 81, the MOCT shall no longer be responsible for administration and supervision of online games and the local counterparts of the MOCT shall no longer approve or issue online culture business permits that involve business scope such as online game operation via information network. As of the date of the annual report, Circular 35 has not been repealed and is still effective. Given that the MOCT Notice 81 is relatively new and it is unclear how these three Provisions will be amended, we are unable to fully assess what impact, if any, these new requirements may have on our business.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and the approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in these businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games that have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operating entity shall once again undertake the same procedures for examination and approval by GAPP of the changed operating entity, new versions, expansion packs or new content. On May 24, 2016, SAPPRFT issued the Circular on the Administration over Mobile Game Publishing Services, or Circular 44, which came into effect on July 1, 2016, and provides that no mobile game shall be published and operated online without the approval of the SAPPRFT.

The Interim Measures for the Administration of Online Games (the “Online Games Measures”) were issued by the MOC in June 2010 and repealed on July 10, 2019. The Online Games Measures set forth certain requirements regarding online games, including requirements that game operators follow certain registration procedures, publicize information about the content and suitability of their games, prevent access by minors to inappropriate games, avoid certain types of content in games targeted at minors, avoid game content that compels players to kill other players, manage virtual currency in certain ways and register users with their real identities. Accordingly, the Notice on Implementing Interim Measures for the Administration of Online Games (the “Online Games Notice”), in which several provisions of the Online Games Measures are supplemented, has also been repealed. In addition, since June 2018, the MOCT at the national level has closed the post-filing recording online system, through which the domestic online games were filed according to the post-filing requirements under the Online Games Measures and the Online Game Notice. As of date of the annual report, no government authority has issued or promulgated any provisions to replace the above-mentioned regulations.

On February 18, 1994, the State Council promulgated the Rules of the PRC for Protecting the Security of Computer Information Systems, and amended in 2011, which defines “Security Products for Computer Information Systems” as software and hardware products designed for the protection of computer information security and stipulates that a license must be obtained before selling Security Products for Computer Information Systems. The Ministry of Public Security issued the Measures for the Administration of Security Products for Computer Information Systems Examination and Sales on December 12, 1997 confirming that a license for the sale of security products for computer information systems must be obtained as a precondition for sales of these products.

The Regulations for the Administration of Audio and Video Products, which was released by the State Council on December 25, 2001 and last amended in November 2020, requires that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

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

Recently, there has been an increased focus on ensuring that mobile apps comply with privacy regulations. The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019, and commenced a coordinated effort among the CAC, the MIIT, the Ministry of Public Security and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. On July 22, 2020, MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps to rectify the following problems (i) illegal processing of personal information of users by the APP and the SDK; (ii) the conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; and (iv) inadequate implementation of application distribution platforms’ responsibilities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Fa Shi No. 15, which became effective on November 1, 2019. The Fa Shi No. 15 interpreted several issues concerning the application of law in handling criminal cases such as refusing to fulfil the obligation of managing the security of information networks, illegally using information networks and assisting in criminal activities committed through information networks, in accordance with the Criminal Law of the PRC and the Criminal Procedure Law of the PRC.

Regulations on Private Education

The PRC Education Law (the “Education Law”), sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC Laws.

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education (the “Private Education Law”), which was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the “MOJ Draft”), for public comment. As of the date of the annual report, the MOJ Draft is still pending for final approval and is not in effect. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. Institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and these institutions shall not provide educational and teaching activities that requires the private school operating permit. The internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

The MOJ Draft further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and providing activities relating to cultural and educational courses at school, or examination related and further education-related tutoring and other cultural and educational activities, shall obtain a private school operating permit from the administrative departments for education at or above the county level. The establishment of private training and educational organizations that provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly; however, such private training and/or educational organizations shall not carry out the cultural and educational activities mentioned above, which requires a private school operating permit. In addition, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements.

Uncertainties exist with respect to the interpretation and application of the existing and future Laws governing the online private education industry, as well as when and how the MOJ Draft would come into effect and how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers.

Regulations on After-school Tutoring and Educational Apps

On February 13, 2018, the Ministry of Education, or the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAIC (currently known as the SAMR) jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Secondary School Students and Implementing Inspections on After-school Training Institutions, or Circular 3. Pursuant to Circular 3, the above government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification, and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as part of their admission criteria.

On August 6, 2018, the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates after-school training institutions targeting K-12 students. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires these institutions to meet certain minimum requirements. According to the circular, after-school training institutions are required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and further defined activities that will be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

On August 30, 2018, the MOE, SAMR and certain other government authorities issued the Implementation Scheme which requires, among others, that the schools shall (i) shall use electronic products based on the principle of necessity, shall not rely on electronic products for teaching and homework assignment and shall rather assign paper-based homework in principle, and the teaching time using electronic products shall account for, in principle, not more than 30% of the total teaching time, and (ii) shall strictly implement the learning and development guidelines for children aged 3-6, pay attention to the value of life and play for these children and shall not teach them primary-school-level lessons.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or Circular 10, which provides that provincial education departments shall be responsible for the filing of training institutions that uses internet technology to provide online training for primary and middle school students. Provincial education departments shall regulate the online after-school training institutions based on the management policies governing offline afterschool training institutions. In addition, online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful APP Entering Primary and Secondary Schools, which stipulates, among other things, that: (i) local primary schools, secondary schools and education departments, shall conduct comprehensive investigation on apps used on campus, and shall call off using any apps that contain harmful content such as commercial advertisements and internet games, or increase the burden on students; and (ii) the filing and reviewing system of learning apps shall be established.

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality (the “Opinions”), which became effective on June 23, 2019. The Opinions stipulates, among other things, that: (i) the SAMR and its local counterparts shall be responsible for the registrations and filings of all after-school training institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, and antitrust competitions; and (ii) the integrated application of information technology and education shall be promoted, and the “education plus internet” operation model shall be encouraged, but in the meantime, the approval and supervision system for digital educational resource applied by schools shall be established.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019 (the “Opinions on Educational Apps”), which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 must limit the use time, specify the range of suitable ages, and have strictly monitored content; (iii) before an Educational App is introduced as a mandatory app to students, the Educational App must be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public complaints channel with respect to educational apps. The educational apps provider or user may be complained due to a wide variety of matters, among other things, failure to complete the filing or obtain relevant permits, existence of internet illegal or improper information, collect or unreasonably use personal information in violation of relevant laws and regulations, violations of the requirements on educational apps used by primary and secondary schools, violations of the Online After-school Training Opinions. The MOE sets a scoring system with respect to such complaints. Each educational app provider shall have 12 points during a period of 12 months. If serious complaints were to occur and substantiated by relevant government authority, corresponding penalty points will be recorded and such educational app provider may be required to rectify relevant noncompliance. In the event that 12 penalty points are recorded within a period of 12 months or the most serious compliant were to occur, filings of relevant educational apps may be revoked, relevant educational apps may be removed from apps store, educational apps provider may be blacklisted and made public and the involved provider may be prohibited to submit filings of educational apps within 6 months.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among other things, that: (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms/ to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The Law of the PRC on the Protection of Minors (“Minors Protection Law”) issued by the National People’s Congress Standing Committee on September 4, 1991 was recently amended on October 17 2020, which will take effect on June 1, 2021. According to the amended Minors Protection Law, kindergartens and after-school training agencies may not carry out primary school curriculum education for the preschool-aged minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training (the “Online After-School Training Opinions”), effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online afterschool training institutions file with the competent provincial education regulatory authorities and that the education regulatory authorities shall, jointly with other provincial government authorities, review the filings and the qualifications of the online after-school training institutions submitting these filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among other things: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP license and the certificate and the grade evaluation report for the graded protection of cyber security; (ii) the online after-school training institutions shall file, among other things, (x) materials related to the institution itself, including information on their respective ICP licenses and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) materials related to the training content, and (z) materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules on the filing requirements, focusing on training institutions, training content and training personnel. The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review the filings and the qualification of the online after-school training institutions submitting the filings before the end of December 2019.

Regulations on E-commerce

The E-Commerce Law of the PRC, which was promulgated on August 31, 2018 and became effective on January 1, 2019, set out detailed obligations for operators of e-commerce businesses and e-commerce platforms and guidelines in terms of contract performance and dispute resolutions in relation to e-commerce. Pursuant to this law, e-commerce operators shall, for example: (i) present unbiased search results and general product recommendations that are not based on a potential customer’s particular purchase history and personal profile in addition to tailored product recommendations and services; and (ii) not cite any provision of a form contract or any other means to invalidate an agreement with a customer after it has received payment from that customer. In addition, e-commerce platform operators shall: (i) report information such as identity and tax information of third-party vendors to relevant authorities; (ii) make platform service agreement or web-links thereto prominently displayed and accessible on its homepage; (iii) be jointly liable in the event that the platform operator fails to take necessary measures when it has or should have the knowledge that any vendor using its platform has infringed consumers’ rights; and (iv) be jointly liable for any damage or threat to a customer’s personal health and wellbeing caused by the products sold on its platform if a platform operator fails to examine the qualifications of its vendor using its platform or fails to protect its customers’ safety in respect of goods or services that may affect a customer’s health. We are subject to this new law as both an e-commerce business operator and e-commerce platform operator. Failure to comply with this law could subject us to civil liabilities or administrative penalties.

The PRC Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of the validity of commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the internet. For example, consumers are entitled to return the goods (except for certain specified goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. When a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his/her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with this law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring the reputation, and could subject business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading (the “Online Trading Measures”), which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition. In order to further regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures (“Online Trading Supervision Measures”), which will become effective on May 1, 2021 and replace the Online Trading Measures. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities and it further regulates the operations of online trading.

On January 5, 2015, SAIC issued the Measures for the Punishment of Conduct Infringing the Rights and Interests of Consumers (the “Consumer Conduct Measures”), which was amended on October 23, 2020 and became effective on the same date. According to these measures, business operators are prohibited from a wide range of activities that would infringe upon the rights and interests of consumers, including but not limited to collecting and using information related to consumers without their consent, illegally providing third parties with this information in any form, or sending promotional message to consumers despite their express refusal. On January 6, 2017, SAIC issued the Interim Measures for Return of Online Purchases within seven Days without Reason (the “Online Return Measures”), which was amended on October 23, 2020 and became effective on the same date. According to these measures, any consumer goods purchased online could be returned without any reason, if in good condition and are returned within seven days of receipt with signature from the consumers, except for customized products, fresh or live products, perishable goods, digital products, newspapers, periodicals and the goods confirmed to be exempted from the Online Return Measures by consumers at the time of purchase. On November 21, 2019, the SAMR issued the Interim Provisions on Administration of Consumer Product Recalls, which became effective on January 1, 2020. The provisions clarify the recall obligations and responsibilities of both the producers of consumer goods and the operators selling, leasing, or repairing consumer goods. Defects are defined in the provisions as unreasonable danger found commonly in the same batch, model number or type of consumer goods due to design, manufacturing, or labeling etc., which compromises personal safety and property safety. According to the provisions, manufacturers are accountable for the safety of consumer goods manufactured by them, and, where there are defects, the manufacturer must recall the goods.

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

On February 9, 2012, SAIC and several other government authorities jointly issued the Rules on Review of Advertisement Release by Public Media, which, among other things, states that public media (including internet information service providers) shall have advertisement reviewers, who must participate in and pass trainings in relation to advertisement laws, regulations and business, after which, the reviewers should perform tasks including reviewing advertisements to be released and managing advertisement review archives.

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC (the “New Advertising Law”), and amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of advertising services providers, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisements, such as “national,” “supreme,” or “best” and provides a more detailed definition of “false advertisement.” The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal email addresses if the advertisement is not invited or the receiver of the advertisement has rejected the advertising.

On July 4, 2016, SAIC promulgated the Provisional Measures of Internet Advertising Management, which took effect on September 1, 2016. According to these measures: (i) an internet advertisement should be identifiable and clearly labeled as “advertisement”; (ii) paid search advertisements should be clearly distinguished from natural search results; (iii) advertisements published in the form of pop-up or other forms should be clearly marked with a “Close” sign to ensure “Single Click to Close”; and (iv) no entity or individual may induce users to click on the contents of an advertisement through deception, or attach advertisements in any form to an e-mail without user’s permission.

Regulations on Internet Live Streaming Services

On November 4, 2016, the CAC issued Administrative Provisions on Internet Live-Streaming Services, which became effective on December 1, 2016. Under the regulation, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the internet in forms such as video, audio, images and texts, and “internet live-streaming service providers” refers to the operators that provide internet live-streaming platform services. In addition, the internet live-streaming service providers shall take various measures when operating its services, such as examining and verifying the authenticity of the identification information and file this information for record.

On September 14, 2020, the Ministry of Culture and Tourism of the PRC issued the Notice on Deepening Reform of “Streamline Administration, Delegating Power and Improving Services” to Promote Prosperity and Development of the Performance Market, which took effect on the same date. Under this Notice, those who provide real time live artistic performance to the public through the internet for the purpose of making profits, shall go through the formalities of application for approval in accordance with the Regulations for the Administration of Commercial Performances and other relevant provisions, and the online communication services shall be provided by internet cultural units with network culture operation license. Since the Notice was recently promulgated, there exists uncertainties with respect to the formalities of application for approval.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming, which provides that all the companies providing internet live streaming services shall file with the local authority from July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the MOCT, and several other government agencies on August 1, 2018, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

The Law of the PRC on the Protection of Minors, or the Minors Protection Law, issued by the National People’s Congress Standing Committee on September 4, 1991, was recently amended on October 17, 2020 and will take effect on June 1, 2021. Under the amended Minors Protection Law, online product and service providers shall avoid providing content for minors that might induce obsession by minors. Online product and service providers such as providers of online games, online broadcasts, online audio/video or online social networks shall set up appropriate functions such as the management of time, authority and spending of minors using their services.

In November 2020, NRTA issued the Notice on Strengthening the Administration of Online Show Live and E-commerce Live Streaming, which set forth registration requirements for platforms providing online show live streaming or e-commerce live streaming to have their information and business operations registered by November 30, 2020. The Notice made it clear that live streaming platforms should implement real-name management systems. Live streaming platforms should manage the contents of live studios and the corresponding hosts with labels by categories such as “music”, “dance”, “singing”, “fitness”, “games”, “travel”, “food” and “life services”. Live streaming platforms should set up business-level rating systems for live studios and hosts, refine program quality ratings and the rating systems if there are violations, and the recommendations or promotions for live studios and hosts shall be associated with such ratings.

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

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that: (i) all unauthorized music products on the platforms of online music services providers be removed prior to July 31, 2015, and (ii) the National Copyright Protection Center investigate and punish online music services providers who continue to transmit unauthorized music products following July 31, 2015. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report through a nationwide administrative platform: (i) its content administration system, department, staffing, job responsibilities, monitoring process and specifications etc., to its local provincial cultural administrative department; and (ii) the details of its self-monitoring activities to the Ministry of Culture on a quarterly basis.

Regulations on Anti-Unfair Competition and Anti-Monopoly Matters

According to the PRC Anti-Unfair Competition Law, which took effect on December 1, 1993 and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions, and operators in violation shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines, which took effect on the same date and will operate as a compliance guidance for platform economy operators under the existing PRC anti-monopoly laws and regulations. The Anti-Monopoly Guidelines mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition.

Regulations on Payment and Finance Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services (the “PBOC Measures”), which was amended on April 29, 2020 and became effective on the same date. The PBOC Measures requires that non-financial institutions engaging in the payment business before September 1, 2010 obtain a permit, the Payment Service Permit, from the PBOC by August 31, 2011 to continue operating their business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services (Revised on June 2, 2020 and November 12, 2020), which further elaborates on the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients. On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which became effective on July 1, 2016, and requires that non-banking payment institutions implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients. The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all of these accounts shall be owned by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that, from April 17, 2017, a payment institution shall deposit a certain percentage of the funds from its clients, pending payment from such clients, in a special deposit account with a designated financial institution where no interest on the percentage of funds shall accrue.

On January 19, 2021, the PBOC issued the Measures for Deposit and Management of Customer Reserve Funds by Non-bank Payment Institutions, or the Measures for Customer Reserve Funds, which became effective on March 1, 2021. The Measures for Customer Reserve Funds define “Clients’ Reserves” as funds actually received by non-bank payment institutions when processing payments for clients and payable upon clients’ order, which shall be fully deposited by the non-bank payment institutions into a dedicated deposit account held in the custody of banking institutions. The Measures for Customer Reserve Funds standardize the centralized deposit and management business of customer’s reserves after centralized deposit of reserves, further refine the provisions on deposit, use and transfer of reserves, clarify the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions and reserve banks, set punishment standards for violations of customer’s reserves and promote the healthy development of the industry health development. A six-month transitional period shall be set up following the implementation of the Measures for Customer Reserve Funds.

On July 18, 2015, PBOC, MIIT, Ministry of Public Security, MOF, SAIC, Legislative Affairs Office of the State Council, CBRC, the CSRC, China Insurance Regulatory Commission and the CAC jointly issued the Guiding Opinions on Promoting the Healthy Development of Internet Finance, which was imperative in encouraging innovation, and support the steady development of internet finance. According to the above-mentioned Guiding Opinions, internet enterprises would be supported to set up internet payment institutions, online lending platforms, equity crowd-funding platforms and online financial product sales platforms in compliance with the law, and a multi-level financial services system that serves the real economy would be established to better meet the investment and financing needs of medium, small and micro-sized enterprises and individuals, and further expand the breadth, and increase the depth, of inclusive finance. According to the above-mentioned Guiding Opinions, e-commerce enterprises would be encouraged to build and improve their own online financial services systems under the premise of compliance with financial laws and regulations, and effectively expand the supply chain operations of e-commerce enterprises.

On September 15, 2020, PBOC issued the Implementing Measures for Protection of Financial Consumers’ Rights and Interests, which took effect on November 1, 2020. Under the implementing measures, when explaining important contents and disclosing risks to financial consumers, banks and payment institutions shall, in accordance with laws, regulations and regulatory provisions, keep the relevant materials for at least three years from the date of termination of the business relationship.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent

According to the Patent Law of the PRC (Revised in 2008) promulgated by the Standing Committee of the National People’s Congress, and its Implementation Rules (Revised in 2010) promulgated by the State Council, the National Intellectual Property Administration of China is responsible for administering patent affairs in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patent affairs within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention”, “utility model” and “design.” The Chinese patent system adopts a first-to-file rule, which means that where more than one person files a patent application for the same invention, the patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability.

The Patent Law of the PRC was further amended by the Standing Committee of the National People’s Congress in October, 2020 and will come into effect on June 1, 2021, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the applicant, except for any unreasonable delay caused by the applicant. In addition, the Law of the Patent PRC (Revised in 2020) provides criterial for compensation amount for intentional patent infringement, i.e. one to five times of actual loss suffered by the rights holder due to the infringement or the gains obtained by the infringer from the infringement, and the extension of the limitation of action for patent infringement to three years.

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

Copyright

The Standing Committee of National People’s Congress adopted the Copyright Law of the PRC in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law will take effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products.

In order to further implement the Copyright Law of the PRC, the Regulations of the PRC for the Implementation of Copyright Law was promulgated by the State Council on September 15, 2002 and last amended on January 30, 2013.

Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. In addition, the Regulations for the Protection of Information Network Transmission Right promulgated by the State Council on May 18, 2006, and amended on January 30, 2013, specify the rules on a safe harbor for use of copyrights and copyright management technology.

In order to further implement the Regulations for the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the State Copyright Bureau issued the Registration of Computer Software Copyright Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Domain name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The registration of domain names adopts a first-to-file rule. On November 27, 2017, the MIIT promulgated the Notice of the MIIT on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

C.          Organizational Structure

Our organizational structure is set forth above under Item 4.B. “Business Overview—Our Organizational Structure.”

D.          Property, Plants and Equipment

Our principal executive offices are currently located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. In addition, as of December 31, 2020, we have leased office, warehouse and store facilities with an aggregate of approximately 452,474 square meters of space at properties mainly in Shanghai, Guangzhou and Hangzhou.

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

We are in the process of constructing several new office buildings and warehouses, primarily located in Guangzhou, Hangzhou and Shanghai. As of December 31, 2020, we had incurred construction in progress costs of RMB784.4 million (US$120.2 million) for these new office buildings and warehouses, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

As of December 31, 2020, we owned approximately 112,000 network servers co-located mainly in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates for which we paid server and bandwidth service fees, and we leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile pursuant to short term contracts. Our server and bandwidth service fees were approximately RMB1,424.2 million (US$218.3 million) for the year ended December 31, 2020.

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

We generated net revenues of RMB51,178.6 million, RMB59,241.1 million and RMB73,667.1 million (US$11,290.0 million) in 2018, 2019 and 2020, respectively. Our net income from continuing operations was RMB8,616.1 million, RMB13,468.6 million and RMB12,330.2 million (US$1,889.7 million) in 2018, 2019 and 2020, respectively.

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

As of December 31, 2020, the total assets of all the consolidated VIEs of our company were RMB18.2 billion (US$2.8 billion), mainly comprising cash and cash equivalents, time deposits, accounts receivable, prepayments and other current assets, net and fixed assets. As of December 31, 2020, the total liabilities of the consolidated VIEs were RMB15.5 billion (US$2.4 billion), mainly comprising accounts payable, deferred revenue, accrued liabilities and other payables.

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

Factors Affecting Our Results of Operations

Our ability to continue to deliver original and compelling content and service offerings and effectively operate our existing products

We take pride in being an original content provider. Our continued success in producing and delivering original and compelling content and services to our users largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the digital content and service industries. We seek to identify trend-setting content and services while striving to maintain the longevity and vitality of our existing products by effectively leveraging our rich operational know-how. In particular, as we generate a substantial amount of revenues from our online game services, our ability to successfully update and expand our existing game franchises and maintain a pipeline of new games across diversified genres and geographic regions will affect our future revenue and financial results.

Our ability to grow our user base and drive user engagement and loyalty

We have built a massive and highly engaged user base across our business segments. We generate a substantial part of our revenues through sales of in-game virtual items and play time, merchandise sales, music streaming, advertising services and tuition fees for online courses. Our ability to generate these revenues is affected by the size of our user base and the level of their engagement. Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to offer diverse, attractive and relevant content and services, deliver differentiated and superior user experiences, improve the community features on our platforms and enhance our brand reputation.

Our ability to continue to develop proprietary technologies and apply them meaningfully

We have demonstrated capabilities in developing proprietary technologies and applying technology to enhance our products and services and improve our user experience, which is a critical competitive advantage of ours and a key factor that affects our operations and financial results. We have successfully developed industry-leading proprietary game, AI, big data and other technologies and integrate these technologies into our products and services, and we will continue to significantly invest in developing and upgrading our technology with a focus on optimizing our products and services and delivering a superior and differentiated user experience.

Our ability to manage our costs and expenses effectively across all business segments

Our results of operations are affected by our ability to effectively control our costs and expenses across all of our business segments. We incur revenue sharing costs, including fees shared with distribution channel providers, game developers and other third parties related to mobile games, course instructors related to Youdao’s services and others in connection with our other innovative businesses, which may increase in absolute amounts in the near term as we continue to scale up our operations across our business segments. We may also incur higher content costs in the near term as we continue to expand our product and service offerings to cater to the evolving user needs. Our ability to continue to manage and control our cost of revenues, including revenue sharing costs and content costs, while maintaining the high-quality and attractiveness of our products and services will have a significant impact on our business, financial condition and results of operations.

We have incurred substantial R&D expenses as we developed more products and improved our content offerings and technologies to deliver high quality services and value to our users. We strongly believe that R&D must be guided by the principles of commercial viability and applicability, and we plan to continue making purpose-driven investment in technologies. We have also been able to maintain our sales and marketing expenses as a relatively low percentage of our net revenues due to our strong brand reputation. Our ability to sell and market our products and services cost-effectively depends on our ability to continue to leverage our existing brand value, grow and monetize our user bases, and improve our sales and marketing efficiency.

Our ability to make successful strategic investments and acquisitions

We have made, and intend to make, strategic investments and acquisitions. Our investment and acquisition strategy is focused on strengthening our content development and R&D capabilities, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may affect our future financial results, including our margins and net income. In addition, some of our acquisitions and investments may not be successful. We have recorded net investment losses in equity method investees and impairment provisions related to certain equity investments in the past and may incur net investment losses or impairment provisions in the future.

Revenues

The following table sets forth our revenue by segment for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	40,190,057	46,422,640	54,608,717	8,369,152
Youdao	731,598	1,304,883	3,167,515	485,443
Innovative businesses and others	10,256,920	11,513,622	15,890,901	2,435,387
Total net revenues	51,178,575	59,241,145	73,667,133	11,289,982

We generate our revenues from the provision of online game services, Youdao and other innovative businesses and others. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2018, 2019 and 2020.

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

Youdao

Youdao’s revenue consists of three parts: learning services, learning products and online marketing services. We currently generate the majority of the revenues for Youdao’s learning services from its online courses in the form of the tuition fees received from students. We generate revenues from Youdao’s learning products from sales of smart devices. We generate revenues from Youdao’s online marketing services through the provision of different formats of advertisements.

Innovative Businesses and Others

We derive our innovative businesses and others revenues primarily from e-commerce, music streaming, video streaming, advertising services, premium e-mail and other value-added services.

Seasonality of Revenues

Historically, usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays. Revenues from certain of our innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our Youdao platform tends to generate higher revenues from online courses in the second and fourth quarters as a result of increased student enrollments, when it offers more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, compared to the rest of the year. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China.

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Online game services	(14,617,656)	(16,974,234)	(19,847,846)	(3,041,815)
Youdao	(515,133)	(934,261)	(1,713,229)	(262,564)
Innovative businesses and others	(8,699,637)	(9,777,350)	(13,122,656)	(2,011,135)
Total cost of revenues	(23,832,426)	(27,685,845)	(34,683,731)	(5,315,514)

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

Operating Expenses

The following table sets forth the principal components of our operating expenses for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	(6,911,710)	(6,221,127)	(10,703,788)	(1,640,427)
General and administrative expenses	(3,078,635)	(3,130,298)	(3,371,827)	(516,755)
Research and development expenses	(7,378,460)	(8,413,224)	(10,369,382)	(1,589,177)
Total operating expenses	(17,368,805)	(17,764,649)	(24,444,997)	(3,746,359)

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses/expected credit loss, recruiting expenses, travel expenses and depreciation charges.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals.

Share-Based Compensation Cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation cost included in:
Cost of revenues	757,341	758,810	794,855	121,817
Selling and marketing expenses	102,638	84,920	102,300	15,678
General and administrative expenses	787,200	797,120	929,013	142,377
Research and development expenses	824,552	763,239	837,321	128,326
Total	2,471,731	2,404,089	2,663,489	408,198

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

For the years ended December 31, 2018, 2019 and 2020, we recorded share-based compensation cost of approximately RMB2,471.7 million, RMB2,404.1 million and RMB2,663.5 million (US$408.2 million), respectively, for awards granted under the 2009 RSU Plan and 2019 RSU Plan, as well as the other share incentive plans discussed as below. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2020, total unrecognized compensation cost related to unvested awards granted under the 2009 RSU Plan and 2019 RSU Plan, adjusted for estimated forfeitures, was RMB2,289.6 million (US$350.9 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2020, the weighted average remaining vesting period was 2.25 years.

Other Share Incentive Plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. For the years ended December 31, 2018, 2019 and 2020, we recorded RMB32.0 million, RMB56.2 million and RMB117.7 million (US$18.0 million), respectively in compensation expenses for the share options granted under these plans.

While certain share options which have been granted will become vested or would commence vesting upon their applicable vesting commencement date, the occurrence of the applicable vesting conditions is not within our control and is not deemed probable to occur for accounting purposes until the vesting commencement date. For such share options, zero compensation expenses were recorded. As of December 31, 2020, there were RMB170.0 million (US$26.1 million) in unrecognized share-based compensation expenses related to such share options which are expected to be recognized when the relevant vesting conditions are met.

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

Hong Kong

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2018, 2019 and 2020, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

China

The PRC Enterprise Income Tax Law subjects Foreign Invested Enterprises (“FIEs”) and domestic companies to EIT at a uniform rate of 25%, and preferential tax treatments may be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as HNTEs, “Software Enterprises” or “Key Software Enterprises.”

Boguan, NetEase Hangzhou and certain of our other PRC subsidiaries and affiliated entities were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2018, 2019 and 2020. In 2018, 2019 and 2020, Boguan, NetEase Hangzhou and certain of our other PRC subsidiaries and affiliated entities were each also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The related tax benefit was recorded in 2018, 2019 and 2020, respectively.

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

Revenue Recognition

On January 1, 2018, we adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The impact of adopting the new revenue standard was not material to the consolidated financial statements.

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

Certain customers may receive volume rebates, which are accounted for as variable consideration. We estimate annual expected rebate volume with reference to their historical results and then reduce revenues recognized.

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

(iii)We elect to expense certain costs to obtain a contract as incurred when the expected amortization period is one year or less.

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

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2018, 2019 and 2020 are recognized in other income/(expense).

For investments in common stock or in-substance commons stocks issued by privately-held companies over which we did not have significant influence, and investments in privately-held companies’ shares that are not common stock or in- substance common stocks, as these securities do not have readily determinable fair value, we measure these investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the same or a similar investment in the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income/(expense).

Investments in common stock or in-substance common stock of investees and limited partnership investments in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment and records an impairment in the consolidated statements of operations comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgments management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgments as to whether a decline in value of equity method investments was other than temporary. For equity method investments, management considers an investment impaired when events or circumstances suggest the carrying amount may not be recoverable and recognizes any impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary.

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

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Statement of Operations and Comprehensive Income Data:
Net revenues	51,178,575	100.0	59,241,145	100.0	73,667,133	11,289,982	100.0
Cost of revenues	(23,832,426)	(46.6)	(27,685,845)	(46.7)	(34,683,731)	(5,315,514)	(47.1)
Gross profit	27,346,149	53.4	31,555,300	53.3	38,983,402	5,974,468	52.9
Operating expenses:
Selling and marketing expenses	(6,911,710)	(13.5)	(6,221,127)	(10.5)	(10,703,788)	(1,640,427)	(14.5)
General and administrative expenses	(3,078,635)	(6.0)	(3,130,298)	(5.3)	(3,371,827)	(516,755)	(4.6)
Research and development expenses	(7,378,460)	(14.4)	(8,413,224)	(14.2)	(10,369,382)	(1,589,177)	(14.1)
Total operating expenses	(17,368,805)	(33.9)	(17,764,649)	(30.0)	(24,444,997)	(3,746,359)	(33.2)
Operating profit	9,977,344	19.5	13,790,651	23.3	14,538,405	2,228,109	19.7
Other income/(expenses)
Investment (losses)/income, net	(22,383)	—	1,306,320	2.2	1,610,045	246,750	2.2
Interest income, net	586,671	1.1	821,774	1.4	1,598,618	244,999	2.2
Exchange (losses)/gains, net	(51,799)	(0.1)	25,166	—	(3,112,152)	(476,958)	(4.2)
Other, net	586,916	1.1	439,422	0.7	737,168	112,976	1.0
Income before tax	11,076,749	21.6	16,383,333	27.6	15,372,084	2,355,876	20.9
Income tax	(2,460,650)	(4.8)	(2,914,726)	(4.9)	(3,041,849)	(466,184)	(4.1)
Net income from continuing operations	8,616,099	16.8	13,468,607	22.7	12,330,235	1,889,692	16.8
Net(loss)/income from discontinued operations	(2,138,682)	(4.2)	7,962,519	13.4	—	—	—
Net income	6,477,417	12.6	21,431,126	36.1	12,330,235	1,889,692	16.8
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(248,098)	(0.5)	(271,543)	(0.5)	(787,029)	(120,617)	(1.1)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(76,912)	(0.2)	77,933	0.1	519,548	79,624	0.7
Net income attributable to NetEase, Inc.’s shareholders	6,152,407	11.9	21,237,516	35.7	12,062,754	1,848,699	16.4
Share-based compensation cost included in:
Cost of revenues	757,341	1.5	758,810	1.3	794,855	121,817	1.1
Selling and marketing expenses	102,638	0.2	84,920	0.1	102,300	15,678	0.1
General and administrative expenses	787,200	1.5	797,120	1.3	929,013	142,377	1.3
Research and development expenses	824,552	1.6	763,239	1.3	837,321	128,326	1.1

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

We have organized our operations into the following segments: online game services, Youdao and innovative businesses and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	46,422,640	54,608,717	8,369,152
Youdao	1,304,883	3,167,515	485,443
Innovative businesses and others	11,513,622	15,890,901	2,435,387
Total net revenues	59,241,145	73,667,133	11,289,982
Cost of revenues:
Online game services	(16,974,234)	(19,847,846)	(3,041,815)
Youdao	(934,261)	(1,713,229)	(262,564)
Innovative businesses and others	(9,777,350)	(13,122,656)	(2,011,135)
Total cost of revenues	(27,685,845)	(34,683,731)	(5,315,514)

Net revenues

Total net revenues increased by 24.4% to RMB73,667.1 million (US$11,290.0 million) in 2020 from RMB59,241.1 million in 2019. Net revenues from online game services, Youdao and innovative businesses and others constituted 74.1%, 4.3% and 21.6%, respectively, of our total net revenues in 2020, compared with 78.4%, 2.2% and 19.4%, respectively, in 2019.

Online Game Services

Net revenues from online game services increased by 17.6% to RMB54,608.7 million (US$8,369.2 million) in 2020 from RMB46,422.6 million in 2019. The increase was principally attributable to the strong performance of mobile games such as Fantasy Westward Journey 3D, Fantasy Westward Journey H5, Fantasy Westward Journey mobile games, Invincible, Sky, Life-after and Knives out, as well as PC games such as Fantasy Westward Journey Online and New Westward Journey Online II, as well as World of Warcraft licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, “Blizzard”). Our mobile game portfolio now consists of over 100 diverse games. Net revenues from mobile games and PC games represented 71.9% and 28.1% of total net revenues from online game services in 2020, respectively, compared to 71.4% and 28.6% in 2019, respectively.

Net revenues from our in-house developed games increased by 14.1% to RMB47,885.6 million (US$7,338.8 million) in 2020 from RMB41,965.6 million in 2019 as a result of the expansion in our offering of in-house developed games, in particular our mobile games, which gained popularity in 2020. Net revenues from licensed games increased by 50.8% to RMB6,723.1 million (US$1,030.4 million) in 2020 from RMB4,457.0 million in 2019, which was mainly attributable to World of Warcraft licensed from Blizzard and certain other licensed games. Net revenues generated from licensed games represented 9.1% and 7.5% of our total net revenues in 2020 and 2019, respectively.

Youdao

Net revenues from our Youdao segment increased by 142.7% to RMB3,167.5 million (US$485.4 million) in 2020 from RMB1,304.9 million in 2019. The increase was mainly attributable to the increased revenue from its learning services and learning products.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 38.0% to RMB15,890.9 million (US$2,435.4 million) in 2020 from RMB11,513.6 million in 2019. This increase mainly resulted from increases in revenue contribution by our NetEase Cloud Music, NetEase CC live streaming and Yanxuan e-commerce businesses.

Cost of Revenues

Our cost of revenues increase by 25.3% to RMB34,683.7 million (US$5,315.5 million) in 2020 from RMB27,685.8 million in 2019. The year-over-year increase was mainly due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties and content costs. In 2020, costs relating to online game services, Youdao and innovative businesses and others represented 57.2%, 4.9% and 37.9% of total cost of revenues, respectively, as compared with 61.3%, 3.4% and 35.3% of the total cost of revenues, respectively, in 2019.

Online Game Services

Cost of revenues from our online game services increased by 16.9% to RMB19,847.8 million (US$3,041.8 million) in 2020 from RMB16,974.2 million in 2019. The increase in cost of revenues in 2020 was primarily due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties related to mobile games, which was primarily due to the launch of various in-house developed and licensed mobile games in 2020.

Youdao

Cost of revenues from Youdao increased by 83.4% to RMB1,713.2 million (US$262.6 million) in 2020 from RMB934.3 million in 2019, which was primarily attributable to increased revenue sharing costs with key instructors and payroll related expenses to support the promotion and expansion of Youdao’s online course offerings.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others increased by 34.2% to RMB13,122.7 million (US$2,011.1 million) in 2020 from RMB9,777.4 million in 2019. The increase in cost of revenues in 2020 was primarily due to increased revenue sharing costs and content costs related to our NetEase CC live streaming and NetEase Cloud Music platforms, as well as the increased cost of merchandise sold in our E-commerce business, which is in line with the increase in revenue.

Gross Profit

Our gross profit increased by 23.5% to RMB38,983.4 million (US$5,974.5 million) in 2020 from RMB31,555.3 million in 2019.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2019 and 2020 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Gross profit:
Online game services	29,448,406	34,760,871	5,327,337
Youdao	370,622	1,454,286	222,879
Innovative businesses and others	1,736,272	2,768,245	424,252
Total gross profit	31,555,300	38,983,402	5,974,468

Gross profit margin:
Online game services	63.4%	63.7%	63.7%
Youdao	28.4%	45.9%	45.9%
Innovative businesses and others	15.1%	17.4%	17.4%
Total gross profit margin	53.3%	52.9%	52.9%

Our gross profit margin for online game services in 2020 remained stable compared to 2019. The increase in gross profit margin in 2020 for Youdao was mainly due to increased revenues, improved economies of scale and faculty compensation structure optimization related to its learning services and learning products. The increase in gross profit margin in 2020 for innovative businesses and others was mainly due to improved performance from NetEase Cloud Music.

Operating Expenses

Total operating expenses increased by 37.6% to RMB24,445.0 million (US$3,746.4 million) in 2020 from RMB17,764.6 million in 2019 as a result of increased marketing expenditures related to online game services and Youdao, as well as higher staff-related costs and research and development investments. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Selling and marketing expenses	(6,221,127)	(10,703,788)	(1,640,427)
General and administrative expenses	(3,130,298)	(3,371,827)	(516,755)
Research and development expenses	(8,413,224)	(10,369,382)	(1,589,177)
Total operating expenses	(17,764,649)	(24,444,997)	(3,746,359)

Selling and marketing expenses increased by 72.1% to RMB10,703.8 million (US$1,640.4 million) in 2020 from RMB6,221.1 million in 2019, primarily due to the increased marketing spending on our online games and Youdao learning services.

General and administrative expenses increased by 7.7% to RMB3,371.8 million (US$516.8 million) in 2020 from RMB3,130.3 million in 2019, primarily due to an increase in professional expesnes and staff-related costs driven by higher compensation levels.

Research and development expenses increased by 23.3% to RMB10,369.4 million (US$1,589.2 million) in 2020 from RMB8,413.2 million in 2019, primarily due to an increase in staff-related costs, mainly as a result of increased headcount for our online game services and Youdao as well as higher salaries, bonuses and other benefits paid to our research and development teams.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)

Investment income, net	1,306,320	1,610,045	246,750
Interest income, net	821,774	1,598,618	244,999
Exchange gains/(losses), net	25,166	(3,112,152)	(476,958)
Other, net	439,422	737,168	112,976

Other income/(expenses) in 2020 mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange losses, impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB1,610.0 million (US$246.8 million) in 2020 compared to investment income of RMB1,306.3 million in 2019, consisting primarily of (i) an gain from fair value change related to the equity investments with readily determinable fair value of RMB720.6 million (US$110.4 million) compared to RMB751.7 million in 2019, (ii) investment income related to short-term investments of RMB580.7 million (US$89.0 million) in 2020 compared to RMB657.6 million in 2019, (iii) a net investment gain in equity method investeees of RMB172.5 million (US$26.4 million) in 2020 compared to RMB4.3 million in 2019 and (iv) a revaluation gain from a previously held equity investee of RMB130.1 million (US$19.9 million) in 2020 compared to nil in 2019, which was offset in part by impairment provisions related to certain investments of RMB55.6 million (US$8.5 million), compared to RMB176.4 million in 2019.

Interest income increased to RMB1,598.6 million (US$245.0 million) in 2020 from RMB821.8 million in 2019, primarily due to an increase of RMB25.0 billion (US$3.8 billion) in our net cash balance, which includes total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans. We incurred interest expenses of RMB247.8 million (US$38.0 million) in 2020 related to our short-term loans.

We also incurred net foreign exchange losses of RMB3,112.2 million (US$477.0 million) in 2020, compared to net foreign exchange gains of RMB25.2 million in 2019, primarily due to the translation gains and losses arising from our U.S. dollar denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Other, net increased to RMB737.2 million (US$113.0 million) in 2020 from RMB439.4 million in 2019. We received and recognized unconditional government incentives of approximately RMB759.8 million (US$116.4 million) in 2020, compared to RMB368.2 million in 2019. In 2020, we also made donations of RMB78.6 million (US$12.0 million) to charities which provided support to fight against the COVID-19 pandemic.

Income Tax

Income tax increased to RMB3,041.8 million (US$466.2 million) in 2020 from RMB2,914.7 million in 2019. Our effective tax rate in 2020 was 19.8% compared with 17.8% in 2019. The change in the effective tax rate was mainly due to increased losses from certain of our subsidiareis.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 29, 2020.

B.           LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2020, we had RMB9,117.2 million (US$1,397.3 million) in cash and cash equivalents, RMB77,709.3 million (US$11,909.5 million) in time deposits and RMB13,273.0 million (US$2,034.2 million) in short-term investments. Net cash provided by continuing operating activities was RMB24,888.2 million (US$3,814.3 million) in 2020. We had short-term borrowings of RMB19,504.7 million (US$2,989.2 million) as of December 31, 2020. On August 9, 2018, we entered into a three-year US$500.0 million revolving loan facility agreement with a group of four arrangers. The facility was priced at 95 basis points over LIBOR and has a commitment fee of 0.20% on the undrawn portion. As of December 31, 2020, we had drawn down the entire credit facility. We also entered into several uncommitted loan credit facility agreements provided by certain financial institution. As at December 31, 2020, US$1,410.6 million of such credit facilities had not been utilized.

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

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by continuing operating activities	14,659,843	16,910,971	24,888,171	3,814,281
Net cash used in continuing investing activities	(14,999,696)	(21,304,489)	(29,192,407)	(4,473,933)
Net cash provided by financing activities	1,587,419	1,082,525	9,913,087	1,519,246

Continuing Operating Activities

Net cash provided by continuing operating activities was RMB24,888.2 million (US$3,814.3 million), RMB16,911.0 million and RMB14,659.8 million for the years ended December 31, 2020, 2019 and 2018, respectively.

For the year ended December 31, 2020, cash provided by continuing operating activities consisted primarily of (i) our net income from continuing operations of RMB12,330.2 million (US$1,889.7 million), (ii) depreciation and amortization charges of RMB3,457.8 million (US$529.9 million), (iii) unrealized exchange loss of RMB3,102.5 million (US$475.5 million), (iv) share-based compensation cost of RMB2,663.5 million (US$408.2 million), (v) an increase in deferred revenue of RMB2,342.9 million (US$359.1 million), (vi) an increase in payables of RMB1,816.2 million (US$278.3million), including content costs, bonus and professional and technical charges, and (vi) an increase in tax payables of RMB1,126.6 million (US$172.7 million), partially offset by (A) fair value change of equity security investments of RMB720.6 million (US$110.4 million), (B) fair value changes of short-term investments of RMB580.7 million (US$89.0 million), (C) an increase in accounts receivable, prepayments and other current assets of RMB544.0 million (US$83.4 million), and (D) share of results on equity method investees and revaluating gain from previously held equity interest of RMB302.6 million (US$46.4 million).

For the year ended December 31, 2019, cash provided by continuing operating activities consisted primarily of (i) our net income from continuing operations of RMB13,468.6 million, (ii) depreciation and amortization charges of RMB2,613.8 million, (iii) share-based compensation cost of RMB2,404.1 million, (iv) an increase in deferred revenue of RMB883.7 million, (v) a decrease in inventories of RMB415.1 million, and (vi) impairment loss for investment of RMB177.6 million, partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,499.9 million, (B) fair value change of equity security investments and other financial instruments of RMB751.7 million, and (C) fair value changes of short-term investments of RMB657.6 million.

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

Continuing Investing Activities

Net cash used in continuing investing activities was RMB29,192.4 million (US$4,473.9 million), RMB21,304.5 million and RMB14,999.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

For the year ended December 31, 2020, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB91,518.8 million (US$14,025.9 million), (ii) purchase of short-term investments of RMB19,905.0 million (US$3,050.6 million), (iii) purchase of intangible assets, content and licensed copyrights of RMB2,234.9 million (US$342.5 million), (iv) investment in other equity investments and acquisition of subsidiaries of RMB2,062.0 million (US$316.0 million), (v) net change in short-term investments with terms of three months or less of RMB1,655.9 million (US$253.8 million), (vi) purchase of property, equipment and software of RMB1,055.6 million (US$161.8 million), and (vii) investment in equity investees of RMB345.7 million (US$53.0 million), partially offset by (A) proceeds from maturity of time deposits of RMB64,880.3 million (US$9,943.3 million), (B) proceeds from maturity of short-term investments of RMB24,126.2 million (US$3,697.5 million) and (C) proceeds from disposals of investment in equity investees, business and subsidiaries of RMB722.1 million (US$110.7 million).

For the year ended December 31, 2019, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB77,083.4 million, (ii) purchase of short-term investments of RMB22,370.0 million, (iii) purchase of intangible assets, content and licensed copyrights of RMB2,119.3 million, (iv) purchase of property, equipment and software of RMB1,209.5 million, (v) acquisitions of other long-term investments of RMB1,111.5 million, (vi) net change in short-term investments with terms of three months or less of RMB1,023.2 million, and (vii) investment in equity investees of RMB450.7 million, partially offset by (A) proceeds from maturity of time deposits of RMB54,381.6 million, (B) proceeds from maturity of short-term investments of RMB20,225.3 million, (C) proceeds received from discontinued operations of RMB9,031.1 million and (D) proceeds from disposals of investment in equity investees, business and subsidiaries of RMB406.7 million.

For the year ended December 31, 2018, cash used in continuing investing activities mainly consisted of (i) placement/rollover of matured time deposits of RMB41,553.4 million, (ii) purchase of short-term investments of RMB13,393.0 million, (iii) purchase of property, equipment, software and land use rights of RMB5,096.2 million, (iv) acquisitions of other long-term investments of RMB2,751.0 million, (v) amounts paid to discontinued operations of RMB1,889.6 million, (vi) purchase of intangible assets, content and licensed copyrights of RMB1,741.2 million, (vii) net change in short-term investments with terms of three months or less of RMB1,172.3 million, and (viii) investment in equity investees of RMB272.5 million, partially offset by (A) proceeds from maturity of time deposits of RMB39,924.5 million, and (B) proceeds from maturity of short-term investments of RMB13,071.4 million.

Financing Activities

For the years ended December 31, 2018, 2019 and 2020, cash provided by or used in financing activities was all from continuing operations. There were no financing activities from discontinued operations for these years.

Net cash provided by continuing financing activities was RMB9,913.1 million (US$1,519.2 million), RMB1,082.5 million and RMB1,587.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

For the year ended December 31, 2020, cash provided by continuing financing activities mainly resulted from (i) net proceeds received from issuance of shares in Hong Kong of RMB21,911.8 million (US$3,358.1 million) and (ii) net proceeds in short-term loan of RMB4,041.1 million (US$619.3 million), partially offset by repurchase of NetEase’s ADSs and purchase of Youdao’s ADSs totaling of RMB11,491.0 million (US$1,761.1 million) and dividends paid in the amount of RMB4,280.5 million (US$656.0 million).

For the year ended December 31, 2019, cash provided by continuing financing activities mainly resulted from (i) proceeds from issuance of redeemable noncontrolling shareholder interests and noncontrolling interests, net of issuance costs of RMB6,941.0 million and (ii) net proceeds in short-term loan of RMB2,971.5 million, partially offset by dividends paid in the amount of RMB8,840.6 million.

For the year ended December 31, 2018, cash provided by continuing financing activities mainly resulted from (i) net proceeds in short- term loan of RMB6,209.6 million and (ii) proceeds from issuance of redeemable noncontrolling shareholder interests, net of issuance cost of RMB5,294.2 million, partially offset by repurchase of our ADSs of RMB7,516.7 million, dividends paid in the amount of RMB1,440.2 million, and repurchase of noncontrolling interest and redeemable noncontrolling interests of RMB975.0 million.

Management of Capital Resources

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and VIEs. As of December 31, 2020, these subsidiaries and VIEs had RMB86.8 billion (US$13.3 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and HK dollars.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or VIE. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. In 2018, 2019 and 2020, we accrued RMB679.4 million, RMB846.6 million and RMB1,056.9million (US$162.0 million) withholding tax liabilities, respectively, associated with our quarterly dividends and cash expected to be distributed from our PRC subsidiaries to companies in our corporate group outside of China for general corporate purposes. We repatriated a portion of these earnings and paid related withholding income tax in 2018, 2019 and 2020. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2020 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB15.9 billion, or 19% of our total consolidated net assets, as of December 31, 2020. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse online game, education and other innovative services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2018, 2019 and 2020, we spent RMB7,378.5 million, RMB8,413.2 million and RMB10,369.4 million (US$1,589.2 million), respectively, on research and development activities.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have operating lease commitments, which are the lease commitments under the lease agreements for our corporate offices, warehouses and retail stores. We also have contractual obligations in respect of the construction of new office buildings and warehouse facilities in Guangzhou, Shanghai and Hangzhou, capital expenditures related to computer equipment and server and bandwidth service fee. In addition, we have contractual obligations in connection with the games licensed from Blizzard. The following sets forth our contractual obligations for server and bandwidth service fees, long-term payables, capital expenditures and office machine and other obligations related to content and services purchases, including the royalties and minimum marketing expenditure commitment for the games licensed to us by Blizzard, as of December 31, 2020:

		Server and		Royalties and
	Operating	Bandwidth		Expenditure for	Office Machines
	Lease	Serve Fee	Capital	Licensed Content	and Other
	Commitments	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2021	338,476	442,910	548,713	2,875,860	604,388	4,810,347
2022	204,759	306,676	296,423	2,075,531	25,483	2,908,872
2023	129,932	220,198	234,233	1,326,344	17,113	1,927,820
2024	101,764	158,375	7,722	5,997	—	273,858
Beyond 2024	93,454	142,793	26,103	849,780	—	1,112,130
	868,385	1,270,952	1,113,194	7,133,512	646,984	11,033,027

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings. All of our short-term bank borrowings as of December 31, 2020 were at fixed rates.

Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2020, a 10% change in the interest rate would result in an increase or decrease of RMB159.9 million (US$24.5 million) of our total amount of net interest income or of RMB58.1 million (US$8.9 million) of our total amount of investment income from short-term investments in 2020.

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

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported net foreign exchange losses of RMB3,112.2 million (US$477.0 million) in 2020, compared to net foreign exchange gains of RMB25.2 million in 2019. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2020, we had U.S. dollar-denominated debt outstanding of US$2,778.0 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated debt as of December 31, 2020 would have increased/decreased by RMB1,812.6 million in Renminbi terms.

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$9,231.1 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2020 would have increased/decreased by RMB6,023.3 million in Renminbi terms.

Recently Issued Accounting Pronouncements

Please refer to Item 18 of Part III, “Financial Statements—Note 2(bb)—Recently adopted accounting pronouncements” and “—Note 2(cc)— Recently issued accounting pronouncements not yet adopted.”

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The names of our directors and executive officers, their ages as of April 1, 2021 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	49	Director and Chief Executive Officer
Charles Zhaoxuan Yang	37	Chief Financial Officer
Alice Yu-Fen Cheng (1)	59	Independent Director
Denny Ting Bun Lee	53	Independent Director
Joseph Tze Kay Tong (1)	58	Independent Director
Lun Feng	61	Independent Director
Michael Man Kit Leung (1)	67	Independent Director
(1)	Alice Cheng, Joseph Tong and Michael Leung are members of the audit, compensation and nominating committees.

Biographical Information

Lei Ding, also known as William Lei Ding, our founder, has served as our director since July 1999 and as our chief executive officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our chief architect, and from June 2001 until September 2001, he served as our acting chief executive officer and acting chief operating officer. From July 1999 until March 2001, Mr. Ding served as co-chief technology officer, and from July 1999 until April 2000, he also served as our interim chief executive officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet, our affiliates, in June 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Charles Zhaoxuan Yang has served as our chief financial officer since June 2017. Prior to joining us, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited and based in Hong Kong for almost a decade. Mr. Yang currently serves as an independent director on the board of So-Young International Inc. (stock code: SY), a company listed on the Nasdaq. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong, and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

Alice Yu-Fen Cheng, also known as Alice Cheng, has served as our director since June 2007. Ms. Cheng has been the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment, since May 2005. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003; Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Denny Ting Bun Lee, also known as Denny Lee, has served as our director since April 2002. Mr. Lee previously served as our chief financial officer from April 2002 until June 2007 and our financial controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated with a Professional Diploma in Accounting from the Hong Kong Polytechnic University in November 1990, and is a member of the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc., (stock code: EDU), Concord Medical Services Holdings Limited (stock code: CCM), NIO Inc. (stock code: NIO), and Jianpu Technology Inc. (stock code: JT), which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1636).

Joseph Tze Kay Tong, also known as Joseph Tong, has served as our director since March 2003. Mr. Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since January 2003. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants.

Lun Feng has served as our director since July 2005. Mr. Feng served as the chairman and/or director of Vantone Holdings Co., Ltd., a private real estate investment company in China, from 1993 to 2017. Mr. Feng currently is the executive director of Beijing Sifang Yufeng Investment Co., Ltd, an investment firm in China. Mr. Feng serves as an independent director on the boards of Youzu Interactive Co., Ltd. (stock code: 002174), which is listed on the Shenzhen Stock Exchange, as well as Bank of Xi’An Co., Ltd. (stock code: 600928) and Shanghai Xinnanyang Only Education & Technology Co., Ltd. (stock code: 600661), both of which are listed on the Shanghai Stock Exchange. Mr. Feng also serves as a director of Shanghai Cura Investment & Management Co., Ltd. Mr. Feng was an independent non-executive director on the board of China Everbright Bank Company Limited (stock code: 6818), a company dual listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, until July 2019; Mr. Feng continues to perform his duties on the board of this listed company until the qualifications of the succeeding independent non-executive director are approved by the China Banking and Insurance Regulatory Commission. Mr. Feng was also an independent non-executive director of Haitong Securities Co., Ltd. (stock code: 6837) from December 2014 to June 2019. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party, and a Bachelor of Arts in Economics from Northwest University.

Michael Man Kit Leung, also known as Michael Leung, has served as our director since July 2002. Mr. Leung is currently a responsible officer of Grand Moore Capital Limited since September 2019. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P, in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung was previously an independent non-executive director and chairman of the audit committee of China Electronics Optics Valley Union Holding Company Limited (stock code: 0798) from March 2014 to May 2020 and China Huiyuan Juice Group Limited (stock code: 1886) from 2012 to 2019, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.           Compensation

Executive Officer and Director Compensation

In 2020, we paid our executive officers and directors aggregate cash compensation of RMB24.5 million (US$3.8 million). In 2020, we also granted restricted share unit awards under our 2019 RSU Plan (described below) to each of our independent directors which vested on March 1, 2021. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

In 2020, we also granted restricted share unit awards under our 2019 RSU Plan to our Chief Financial Officer, which will represent less than 1% of our total outstanding ordinary shares upon vesting. In addition, prior to 2020, certain of our subsidiaries, including Youdao, granted certain options pursuant to their respective share incentive plans to our Chief Financial Officer which are exercisable for ordinary shares of those subsidiaries representing less than 1% of their total outstanding shares.

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

Other Equity Incentive Plans

Youdao, our subsidiary, adopted its 2015 Share Incentive Plan, or the Youdao Plan, in February 2015 (and amended it in April 2018), under which 10,222,222 ordinary shares of Youdao are reserved for issuance. As of March 31, 2021, options to purchase a total of 5,853,763 ordinary shares are outstanding under the 2015 Plan, and 2,512,069 of such options had vested and become exercisable.

In addition, certain of our other subsidiaries have adopted their own equity incentive plans, which allow the relevant subsidiaries to grant options or other awards to certain of our employees. The options under such plans and the Youdao Plan expire in five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.           Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on Septermber 25, 2020.

Each of our non-executive directors has been determined by our board to be “independent” under applicable U.S. regulations, as that term is defined in NASDAQ Marketplace Rule 5606(a)(2) and acts as an “independent non-executive director” of the company for the purpose of the Hong Kong Listing Rules. The company has received an annual confirmation on his/her “independence” from each of the non-executive directors, addressing the factors set out in Rule 3.13 of the Hong Kong Listing Rules, and our board continues to consider all of them to be “independent”.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Alice Cheng, Joseph Tong, and Michael Leung are currently the members of each of these committees. Michael Leung is the chairperson of the audit committee. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls. For more information regarding the audit committee, please refer to “Audit committee experience and qualification and board oversight” under Item 4. “Business Overview.”

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

D.           Employees

As of December 31, 2018, 2019 and 2020, we had 22,726, 20,797 and 28,239 full-time employees, respectively. A substantial majority of our employees are based in China. We believe that we have a good working relationship with our employees, and we have not experienced any significant labor disputes.

The following table sets forth information regarding our staff as of December 31, 2020. Our R&D staff consisted of 13,565 employees as of December 31, 2020.

Online game	15,010
Youdao	4,949
Innovative businesses and others	8,280
Total	28,239

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.           Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2021 (unless otherwise indicated) by:

●	all persons who are beneficial owners of 5% or more of our ordinary shares,
●	each of our directors,
●	our Chief Executive Officer and Chief Financial Officer, and
●	all current directors and executive officers as a group.

As of March 31, 2021, 3,354,903,391 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares
	Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.	1,450,300,000	43.2%

Number of Shares
Beneficially Owned
	Number	Percentage
Executive Officers and Directors (2)
Charles Zhaoxuan Yang	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
All current directors and executive officers as a group (7 persons)(3)	1,451,209,500	43.3%

*      Less than 1%.

(1)	Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 8,860,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. William Lei Ding, our founder, Chief Executive Officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family.
(2)	The address of our current executive officers and directors are c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.
(3)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount includes ordinary shares and ordinary shares issuable upon the vesting of RSUs held by our directors and executive officers as a group.

As of March 31, 2021, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2021, there were four ordinary shareholders of record with an address in the United States. The Bank of New York Mellon, depositary of our ADS program, held 1,506,547,855 ordinary shares as of that date, which accounted for 44.9% of our outstanding ordinary shares.

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

Item 7.  Major Shareholders and Related Party Transactions

A.          Major Shareholders

Please see Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.           Related Party Transactions

VIE Agreements

NetEase, Inc. and certain of its wholly owned subsidiaries have entered into a series of agreements with Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities and the shareholders of these entities, under which we provide our computer software, mobile applications, technologies and relevant services to Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities, and they in turn provide certain of our online games and operate the NetEase websites, our e-commerce platforms, our online advertising business, and e-mail and certain of our other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities will not receive material benefits from these agreements except as shareholders of NetEase. The agreements with Guangzhou NetEase, Hangzhou Leihuo and Youdao Computer are described below.

Agreements relating to Guangzhou NetEase

William Lei Ding, our Chief Executive Officer, and Xiaojun Hui, our vice president of game development, own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively.

●	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Information Technology (Beijing) Co.Ltd., or NetEase Beijing, granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee at any time.
●	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee at any time.
●	Cooperative Agreements. Guangzhou NetEase has entered into cooperative agreements with each of NetEase Beijing, Boguan and NetEase Hangzhou pursuant to which such subsidiaries have agreed to provide the following services:
●	research and development of computer software (including, but not limited to, online games software) and technical support and maintenance for the operation of computer software;
●	technical service for internet media, including, but not limited to, server maintenance and development, update and upgrade of relevant application software; and
●	research and development of electronic publishing technology and relevant technical assistance and support.

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

●	Online Advertising Agreement between Guangzhou NetEase and NetEase Advertising. Guangzhou NetEase sells all of the banner space on the NetEase websites to Beijing NetEase Media Co., Ltd. (previously named Beijing Guangyitong Advertising Co., Ltd.), or NetEase Advertising, and publishes the advertisements provided by NetEase Advertising on the banner space purchased by NetEase Advertising. NetEase Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

The term of the foregoing agreement is automatically renewable for successive one year term.

●	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Under this agreement, Guangzhou NetEase transferred its registered trademarks to NetEase Beijing.
●	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.
●	Shareholder Voting Rights Trust Agreement among NetEase Beijing and the Individual Shareholders of Guangzhou NetEase. William Lei Ding and Xiaojun Hui agreed to irrevocably appoint NetEase Beijing to represent him to exercise all voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement is 20 years from May 12, 2010. This agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.
●	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.
●	Letter of Agreement. Each of William Lei Ding and Xiaojun Hui have agreed that any amendments to be made to the Shareholder Voting Rights Trust Agreement, the Equity Pledge Agreement (described below) and the Loan Agreement (described below), as well as all other agreements to which our company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their VIEs and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding and Hui have also agreed that, if any amendments to the above-mentioned agreements require a vote of the shareholders of our company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. The term of this agreement is 20 years from May 12, 2010, and this agreement was amended and novated on May 1, 2014 in connection with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder and further amended and restated on November 30, 2015 in connection with the equity transfer of NetEase Advertising to William Lei Ding and Li Li.

●	Loan Agreement and Equity Pledge Agreement. Concurrent with Mr. Hui’s acquisition of his equity interest in Guangzhou NetEase from a prior shareholder, Mr. Hui entered into a Loan Agreement and Equity Pledge Agreement with NetEase Beijing, each dated May 1, 2014. Under the Loan Agreement, NetEase Beijing provided Mr. Hui with an interest-free loan in the principal amount of RMB0.2 million to Mr. Hui, which funds were used by Mr. Hui to pay the consideration to acquire such 1.0% equity interest. The loan can be repaid by transferring such 1.0% equity interest to NetEase Beijing or its designee or through such other method as NetEase Beijing shall determine. The term of the loan is 10 years from the date of the agreement and can be extended upon the mutual consent of both parties. Under the Equity Pledge Agreement, Mr. Hui pledges his 1.0% equity interest in Guangzhou NetEase to NetEase Beijing to secure his respective obligations under the Loan Agreement and Shareholder Voting Rights Trust Agreement. Mr. Hui agrees he shall not transfer, pledge or encumber his 1.0% equity interest without the prior written consent of NetEase Beijing. During the term of this agreement, NetEase Beijing is entitled to all dividends and other distributions made by Guangzhou NetEase. The Equity Pledge Agreement will remain binding until Mr. Hui discharges all his obligations under the above-mentioned agreements.

Agreements relating to Hangzhou Leihuo

Prior to April 18, 2019, Zhipeng Hu and Tianlei Hu, two of our employees, each owned 50.0% of the equity interest in Hangzhou Leihuo. On April 18, 2019, pursuant to a supplementary agreement of assignment, the equity interest in Hangzhou Leihuo owned by Tianlei Hu and the contractual obligations described below were assigned to Long Cheng, another employee of ours. As of the date of this annual report, each of Zhipeng Hu and Long Cheng owns 50.0% of the equity interest in Hangzhou Leihuo.

●	Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Each of the ultimate shareholders of Hangzhou Leihuo has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated December 1, 2015. Under the Loan Agreements, NetEase Hangzhou provided each of the ultimate shareholders of Hangzhou Leihuo with an interest-free loan in the principal amount of RMB5.0 million, which funds were used by each of the ultimate shareholders of Hangzhou Leihuo to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo. Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine. The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10-year terms unless otherwise decided by NetEase Hangzhou. Under the Equity Pledge Agreements, each of the ultimate shareholders of Hangzhou Leihuo pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. Each of the ultimate shareholders of Hangzhou Leihuo agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.
●	Exclusive Purchase Option Agreements among NetEase Hangzhou, Hangzhou Leihuo and each of the ultimate shareholders of Hangzhou Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in Hangzhou Leihuo at a price equal to the original and any additional paid-in capital paid by the ultimate shareholder. In addition, Hangzhou Leihuo has granted NetEase Hangzhou an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Hangzhou Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Hangzhou Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.

●	Shareholder Voting Rights Trust Agreement between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Under these agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Hangzhou Leihuo. Each agreement shall remain effective for as long as such shareholder remains a shareholder of Hangzhou Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Operating Agreement among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, Hangzhou Leihuo and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, Hangzhou Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by Hangzhou Leihuo for its operations. Furthermore, the ultimate shareholders of Hangzhou Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint Hangzhou Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.
●	Cooperation Agreement between NetEase Hangzhou and Hangzhou Leihuo. Under this Cooperation Agreement, NetEase Hangzhou has agreed to provide the following services:
●	the development of computer software (including, but not limited to, online games) and technical support and maintenance for computer software operation;
●	the provision of broadband internet access and other operational support; and
●	jointly with Hangzhou Leihuo, the provision of value-added telecommunication and other services to users of the Leihuo website and relevant products.

Hangzhou Leihuo has agreed to pay a monthly service fee to NetEase Hangzhou in accordance with a formula based on its expenses incurred. This agreement was effective from January 1, 2010 and will continue to be effective unless it is terminated by written notice of NetEase Hangzhou or, in case of a material breach of the agreement, it is terminated by written notice of the non-breaching party.

Agreements relating to Youdao Computer

Prior to November 20, 2017, William Lei Ding and certain employees or former employees of Youdao Computer owned 71.1% and 28.9% of the equity interest in Youdao Computer, respectively. As a result of an internal reorganization completed on November 20, 2017, Feng Zhou, the chief executive officer of Youdao, became the holder of the 28.9% equity interest in Youdao Computer, with William Lei Ding continuing to hold 71.1% of the equity interest in Youdao Computer.

●	Loan Agreements between Youdao Information and each of William Lei Ding and Feng Zhou. Each of William Lei Ding and Feng Zhou entered into a Loan Agreement with Youdao Information, dated September 26, 2016 and November 20, 2017, respectively. Under these Loan Agreements, Youdao Information provided each of William Lei Ding and Feng Zhou with an interest-free loan in the principal amount of approximately RMB3.6 million and RMB1.4 million, respectively. These funds were used by each of William Lei Ding and Feng Zhou to pay the consideration to acquire his respective equity interest in Youdao Computer. Such loans can be repaid by transferring each of William Lei Ding and Feng Zhou’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of each of the Loan Agreements is 10 years from the date of such agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.

●	Equity Pledge Agreements between Youdao Information and each of William Lei Ding and Feng Zhou. Each of William Lei Ding and Feng Zhou entered into an Equity Pledge Agreement with Youdao Information, dated September 26, 2016 and November 20, 2017, respectively. Under such Equity Pledge Agreements, each of William Lei Ding and Feng Zhou pledged his respective equity interest in Youdao Computer to Youdao Information to secure his obligations under the applicable Loan Agreement, Exclusive Purchase Option Agreement, Shareholder Voting Rights Trust Agreement, and Operating Agreement. Each of William Lei Ding and Feng Zhou further agreed to not transfer or pledge his respective equity interest in Youdao Computer without the prior written consent of Youdao Information. Each of the Equity Pledge Agreement will remain binding until the respective pledger, William Lei Ding or Feng Zhou, as the case may be, discharges all his obligations under the above-mentioned agreements.
●	Exclusive Purchase Option Agreements. Under the Exclusive Purchase Option Agreements entered into by Youdao Information, Youdao Computer and each of William Lei Ding and Feng Zhou, dated September 26, 2016 and November 20, 2017, respectively, each of William Lei Ding and Feng Zhou granted Youdao Information an option to purchase all or a portion of his respective equity interest in Youdao Computer at a price equal to the original and any additional paid-in capital paid by him. In addition, under each Exclusive Purchase Option Agreement, Youdao Computer has granted Youdao Information an option to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer, William Lei Ding and Feng Zhou agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.
●	Shareholder Voting Rights Trust Agreements between Youdao Information and each of William Lei Ding and Feng Zhou. Under the Shareholder Voting Rights Trust Agreements between Youdao Information and each of William Lei Ding and Feng Zhou, dated September 26, 2016 and November 20, 2017, respectively, each of William Lei Ding and Feng Zhou, agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer. Each Shareholder Voting Rights Trust Agreement shall remain effective for as long as William Lei Ding or Feng Zhou, as applicable, remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.
●	Operating Agreements among Youdao Computer, Youdao Information and each of William Lei Ding and Feng Zhou. To ensure the successful performance of the various agreements between the parties, each of Youdao Computer, William Lei Ding and Feng Zhou agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at Youdao Information’s discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. Furthermore, each of William Lei Ding and Feng Zhou agreed that, upon instruction from Youdao Information, he would appoint Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of each Operating Agreement is 20 years from the date of execution and can be extended with the written consent of Youdao Information.
●	Cooperation Agreement between Youdao Information and Youdao Computer. Under this Cooperation Agreement, Youdao Information has agreed to provide the following services:
●	the development of computer software (including, but not limited to, generating online advertisement and distribution and maintenance of related software) and technical support and maintenance for computer software operation;
●	the development of computer software related to generating online advertisement, establishment of platforms for online advertisement and related updates and operational support; and

●	the provision of technology support, including, but not limited to, server maintenance, development of server software and related maintenance and updates.

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

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. As a result of these arrangements, Shanghai EaseNet is a controlled VIE, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it. We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2018, 2019 and 2020.

Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games. See Item 5.A — “Operating Results—Our Corporate Structure.”

Subsidiary Guarantees

We have entered into several guarantee agreements in the aggregate amount of US$1,523.0 million in respect of certain credit facilities taken by our subsidiaries. As of December 31, 2020, US$446.1 million of such credit facilities had not been utilized.

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

Item 8.  Financial Information

A.          Consolidated Statements and Other Financial Information

Please see Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

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

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. (collectively “PUBG”), filed a lawsuit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. PUBG subsequently dropped all claims against NetEase (Hong Kong) Limited, and added Hong Kong NetEase Interactive Entertainment Limited to the lawsuit. PUBG’s complaint generally alleged that two of NetEase’s mobile games, Rules of Survival and Knives Out, infringed PUBG’s copyrights and trade dress in their competing game, Player Unknown’s Battlegrounds. On March 11, 2019, NetEase entered into a settlement agreement with PUBG, and the lawsuit was dismissed. On October 15, 2019, PUBG filed a second lawsuit against the same NetEase defendants, also in the U.S. District Court for the Northern District of California, claiming NetEase had allegedly breached the settlement agreement. On March 3, 2020, the court dismissed PUBG’s new lawsuit, without prejudice, for lack of subject matter jurisdiction. On March 4, 2020, NetEase initiated a declaratory judgment action against PUBG in the Superior Court of California for the County of San Mateo, requesting a declaration that NetEase had not breached the settlement agreement. On March 13, 2020, PUBG filed a cross claim in the same Court, realleging that we breached the settlement agreement. As of the date of the filing of this annual report, the litigation remains ongoing and the court has not yet set a trial date.

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

A.8         Dividend Policy

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2014. Under this policy, quarterly dividends were set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, our board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of our anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.2320 per ADS (US$0.0464 per ordinary share), US$0.2970 per ADS (US$0.0594 per ordinary share), US$0.1950 per ADS (US$0.0390 per ordinary share) and US$0.0600 per ADS (US$0.0120 per ordinary share) for the first, second, third and fourth quarters of 2020, respectively.

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

Item 9.   The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C. Our ADSs have been listed on the NASDAQ Global Select Market since June 30, 2000 and trade under the symbol “NTES.” Our shares have been listed on the Hong Kong Stock Exchange since June 11, 2020 and trade under the symbol “9999”.

Item 10. Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The following presents a description of the terms and provisions of our restated memorandum and articles of association.

General

We were incorporated in the Cayman Islands on July 6, 1999 and operate under the Cayman Islands Companies Act, as revised and amended from time to time, or the Companies Act. Our corporate objectives and purpose are unrestricted.

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

Liquidation. Upon the winding up of our company, assets available for distribution among the holders of shares shall be distributed among the holders of the shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and our memorandum and articles of association, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution. Subject to the provisions of the Companies Act and our memorandum and articles of association, we may also repurchase any of our shares provided that the manner of such purchase has first been approved by ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by the Companies Act.

Differences in Corporate Law

The Companies Act of the Cayman Islands is modeled after that of the English companies legislation but does not follow recent English law statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by each constituent company by way of (a) a special resolution of the shareholders of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a Cayman Islands constituent company must be obtained, unless the Grand Court of the Cayman Islands waives such requirement. The Plan must be filed with the Registrar of Companies together with, among other documents, a director’s declaration as to the solvency of the constituent company and of the consolidated or surviving company, a director’s declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands) if they follow the required procedures set out in the Companies Act, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement in question is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the affected shares within four months, the offeror may, within a two-month period after expiry of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory provisions, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Under the Foreign Exchange Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of SAFE or its competent local branches.

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or FIEs, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that FIEs may settle a specified proportion of their foreign exchange capital in banks at their discretion, and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at FIEs’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. The FIEs’ capital and Renminbi capital gained from the settlement of foreign exchange capital may not be directly or indirectly used for expenditure beyond the business scope of the FIEs or as prohibited by laws and regulations of the PRC. Such capital may not be directly or indirectly used for investments in securities, except as otherwise provided by laws and regulations. Except foreign-funded real estate enterprises, such capital may not be used for paying the costs relevant to the purchase of the real estate not for self-use. Such capital also may not be directly or indirectly used for issuing Renminbi entrusted loans except as permitted by the business scope of the FIE, for repaying inter-enterprise borrowings including any third-party advance, or for repaying the bank loans denominated in RMB that have been sub-lent to a third party. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Pursuant to SAFE Circular 16, FIEs may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a FIE elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such FIE needs to make payment from such designated account, it is required to provide authenticity proof materials to declare the usage of such funds. Although SAFE Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No. 3), or Notice No. 3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds. Under Notice No. 3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use. On October 23, 2019, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (Hui Fa [2019] No.28), or Notice No. 28, which took effect on the same date (except for Article 8.2, which became effective on January 1, 2020). Under Notice 28, FIEs without an investment business scope are also allowed to utilize and convert capital received from foreign investors for making equity investment in China. Previously this had been limited to FIEs who explicitly had an investment business scope. However, it is not clear how Notice 28 will be implemented in practice and the implementing rules for Notice 28 have yet to be promulgated by the SAFE. On April 10, 2020, SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (Hui Fa [2020] No.8), or Notice No. 8, which took effect on the same date. According to Notice 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. We closely monitor any changes and new regulatory releases, especially given the recently increased frequency of SAFE enforcement actions, to ensure that our operations remain in compliance.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. We are not aware of any offshore holding companies with a similar corporate structure to ours that have been deemed as a PRC resident enterprise by the PRC tax authorities. Accordingly, we believe that none of NetEase, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that NetEase, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. In addition, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax.

Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the STA on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of NetEase, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NetEase, Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, NetEase, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. STA Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, STA Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises shall report tax to relevant authorities if their withholding agents fail to perform the withholding obligation. However, there is uncertainty as to the application of STA Public Notice 37 and STA Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 37 and STA Circular 7 and we may be required to expend valuable resources to comply with STA Public Notice 37 and STA Circular 7 or to establish that we should not be taxed under STA Public Notice 37 and STA Circular 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by a non-PRC company.”

Hong Kong Taxation

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2018, 2019 and 2020, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

Our principal register of members is maintained by our principal share registrar, Maples Fund Services (Cayman) Limited, in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, in Hong Kong.

Dealings in our ordinary shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-ordinary share conversion and trading between the Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares, including all of the ordinary shares deposited in our ADS program, from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

Based on certain estimates of our gross income and gross assets (which estimates are inherently imprecise), we do not believe that we were a PFIC for taxable year 2020 for United States federal income tax purposes. The determination of whether we will be classified as a PFIC is made annually and depends on particular facts and circumstances. In particular, the fair market value of some of our company’s assets may be determined in large part by the market price of the ADSs, which is likely to fluctuate. In addition, the composition of our company’s income and assets will be affected by how, and how quickly, our company spends any cash that is raised. Thus, no assurance can be provided that our company would not be classified as a PFIC for any future taxable year. Furthermore, while we believe our valuation approach is reasonable, it is possible that the IRS could challenge our determination concerning our PFIC status. For these reasons, there can be no assurance that we were not a PFIC in 2020 or that we will not be a PFIC for any future taxable year.

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

Enforcement of Civil Liabilities

We are an exempted company incorporated in the Cayman Islands because of the following benefits found there:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Zhong Lun Lawyers, our counsel as to Chinese law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Zhong Lun Lawyers has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

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

D.           American Depositary Shares

Fees and charges our ADS holders may have to pay

The Bank of New York Mellon collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 or less per 100 ADSs (or portion thereof)	● Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS (or portion thereof)	● Distributions of cash dividends or other cash distributions

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$1.50 per or less per certificate presented for transfer	● Transfer of American depositary receipts, or ADRs

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

● Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary

Fees and other payments made by the depositary to us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2020, the depositary paid us approximately US$0.3 million pursuant to this arrangement.

Conversions between ADSs and Ordinary Shares

Our ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

(a)	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

(b)	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
(c)	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
(d)	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
(e)	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
(f)	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
(g)

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

(h)

the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his/her ordinary shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

Conversion between Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of our ordinary shares in Hong Kong, (the “Hong Kong Public Offering”), we established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Maples Fund Services (Cayman) Limited.

All ordinary shares offered in the Hong Kong Public Offering were registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong share register will be able to exchange those ordinary shares for ADSs and vice versa.

Our ADSs

Our ADSs representing our ordinary shares are currently traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. dollars.

ADSs may be held either:

(a)

directly: (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs registered in the holder’s name; or (ii) by having uncertificated ADSs registered in the holder’s name; or

(b)	indirectly, by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

The depositary for our ADSs is The Bank of New York Mellon, whose office is located at 240 Greenwich Street, New York, New York 10286, United States.

Converting Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds the ordinary shares registered in Hong Kong and wishes to receive delivery of ADSs that trade on the Nasdaq must deposit or have his/her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited, or the custodian, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

(a)

If the ordinary shares have been deposited with CCASS, the investor must transfer the ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed ADS delivery form to the custodian via his/her broker.

(b)

If the ordinary shares are held outside CCASS, the investor must arrange for the registration of a transfer of his/her ordinary shares into the depositary’s name and delivery of evidence of that registration to the custodian, and must sign and deliver an ADS delivery form to the depositary.

(c)

Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the ADS delivery form.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and wishes to receive ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw the ordinary shares from our ADS program and cause his/her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedures of the broker or financial institution and instruct the broker to arrange for cancellation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

(a)

To withdraw the ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.

(b)

Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver the ordinary shares underlying the canceled ADSs to the CCASS account designated by the investor.

(c)	If an investor prefers to receive the ordinary shares outside CCASS, he/she must so indicate in the instruction delivered to the depositary.

For the ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For the ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery of ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary requirements

Before the depositary delivers ADSs or permits withdrawal of the ordinary shares, the depositary may require:

(a)	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
(b)	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or of the Hong Kong ordinary share Registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of the ordinary shares to effect a withdrawal from or deposit of the ordinary shares into our ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of the ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of the ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of the ordinary shares into, or withdrawal of the ordinary shares from, the ADS facility.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Charles Zhaoxuan Yang, our Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-1.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over the financial reporting period of December 31, 2020 as stated in this annual report beginning on page F-2.

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

We have filed our Code of Business Conduct as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006, filed on June 26, 2007. It is also available on our website under the Investor Relations section at https://ir.netease.com.

Item 16C.            Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to our company during 2019 and 2020.

	For the year ended December 31,
	2019(1)	2020(1)

	RMB (in thousands)
Audit fees (2)	30,220	35,890
Tax fees (3)	898	1,489
All other fees (4)	832	2,020
Total	31,950	39,399
(1)	The fees disclosed are exclusive of out-of-pocket expenses on the amounts paid, which totaled approximately RMB1,360,000 and RMB1,394,000 in 2019 and 2020, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting issuance of comfort letters in connection with our global offering and secondary listing of our ordinary shares on the HKSE, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates before that firm is retained for such services. The pre-approval procedures are as follows:

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

All of the services related to our company provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates listed above have been approved by our audit committee.

Item 16D.            Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 20, 2019, we announced a share purchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$20.0 million worth of Youdao’s outstanding ADSs on the New York Stock Exchange. The share purchase program expired on November 25, 2020. As of December 31, 2020, approximately 198,000 ADSs had been purchased under this program.

On February 26, 2020, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$1.0 billion of our outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 12 months. The table below shows the ADSs that we have repurchased under this program:

				Approximate
			Total Number of	Maximum
			ADSs	Dollar Value
			Purchased	of ADSs
			as Part of	that May Yet
			Publicly	Be
	Total	Average	Announced	Purchased
	Number of	Price	Plans	Under
	ADSs	Paid	or	the Plans or
Period	Purchased(1)	Per ADS	Programs	Programs
		US$	US$
March 2020	5,555,405	61.55	341,938,288	658,061,712
April 2020	3,507,515	66.19	232,158,835	425,902,877
May 2020	1,852,905	71.11	131,754,966	1,294,147,911
June 2020	594,315	83.98	49,909,605	1,244,238,306
July 2020	1,612,630	90.26	145,563,341	1,098,674,965
August 2020	1,105,695	95.21	105,273,933	993,401,032
September 2020	1,099,270	95.11	104,551,958	888,849,074
October 2020	2,088,695	88.60	185,065,621	703,783,453
November 2020	1,905,380	88.60	168,819,432	534,964,021
December 2020	1,789,771	89.43	160,060,443	374,903,578
Total	21,111,581		1,625,096,422
(1)Our ADS to ordinary share ratio is one ADS for every 5 ordinary shares.

On February 25, 2021, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months.

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

PART III.

Item 17.            Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.            Financial Statements

The consolidated financial statements for NetEase, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.            Exhibits

Exhibit Number	Document

1.1

Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.2

Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

1.3

Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 6, 2003 (incorporated by reference to Exhibit 1.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the SEC on June 27, 2003)

2.1

Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.2

Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

2.3

Deposit Agreement dated July 6, 2000 by and among NetEase.com, Inc., The Bank of New York and the owners and beneficial owners of American depositary receipts (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form F-6EF (File No. 333-115868) filed with the SEC on May 26, 2004)

Exhibit Number	Document

2.4	Description of Ordinary Shares (incorporated by reference to Exhibit 2.4 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

2.5

Description of American Depositary Shares (incorporated by reference to Exhibit 2.5 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

3.1

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.2

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.3

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.9 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.4

Amended and Restated Shareholder Voting Right Trust Agreement dated November 30, 2015 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd. (now known as Beijing NetEase Media Co., Ltd.) William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 3.7 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.5

Shareholder Voting Rights Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 3.6 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

3.6

Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 3.8 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

4.2

Form of Employment Agreement between NetEase.com, Inc. and its executive officers (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010)

4.3

Copyright License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.4

Trademark License Agreement dated February 3, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.5

Supplemental Agreement (to Copyright License Agreement) dated April 27, 2000 between NetEase Information Technology (Beijing) Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.10 to Amendment No.1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on May 15, 2000)

Exhibit Number	Document

4.6

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

4.7

Online Advertising Agreement dated February 15, 2000 between Guangzhou NetEase Computer System Co., Ltd. and Beijing Guangyitong Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on March 27, 2000)

4.8

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

4.10

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

4.12

Supplemental Agreement dated June 15, 2000 (supplementing the Online Advertising Agreement dated February 15, 2000), between Beijing Guangyitong Advertising Co., Ltd. and Guangzhou NetEase Computer System Co., Ltd. (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the SEC on June 15, 2000)

4.13

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

4.14

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

4.15

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

4.16	Form of Cooperative Agreement (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC on April 22, 2013)

Exhibit Number	Document

4.17

Amendment and Novation of Operating Agreement dated May 1, 2014 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., Bo Ding and William Lei Ding (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.18

Loan Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.19

Equity Pledge Agreement dated May 1, 2014 between NetEase Information Technology (Beijing) Co., Ltd. and Xiaojun Hui (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

4.20

Amended and Restated Letter of Agreement dated November 30, 2015 among NetEase, Inc., William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.21

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.22

Loan Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.23

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.24

Amended and Restated Equity Pledge Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu. (incorporated by reference to Exhibit 4.48 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.25

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 4.49 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.26

Exclusive Purchase Option Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 4.50 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.27

Operating Agreement dated December 1, 2015 among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd., Tianlei Hu and Zhipeng Hu (incorporated by reference to Exhibit 4.51 to the company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

4.28

Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.51 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

Exhibit Number	Document

4.29

Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.30

Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.31

Operating Agreement dated September 26, 2016 among Youdao Computer System Co., Ltd., NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.32

Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

4.33

Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.34

Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.35

Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Youdao Computer System Co., Ltd. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.36

Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Youdao Computer System Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.37

US$500,000,000 Syndicated Facility Agreement between the Registrant and the parties thereto dated August 9, 2018 (incorporated by reference to Exhibit 4.56 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.38

Letter of Amendment between the Registrant and the Agent (as defined therein) dated September 21, 2018 relating to the US$500,000,000 Syndicated Facility Agreement dated August 9, 2018 (incorporated by reference to Exhibit 4.57 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.39

Supplementary Agreement of Assignment among NetEase (Hangzhou) Network Co., Ltd., Hangzhou NetEase Leihuo Technology Co., Ltd., Zhipeng Hu, Tianlei Hu and Long Cheng dated April 18, 2019 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019)

4.40

Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.52 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

Exhibit Number	Document

4.41

Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.42

Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.43

Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.55 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.44

Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.56 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.45

Share Purchase Agreement dated September 6, 2019 among Taobao Holding Limited, HQG, Inc., NetEase E-Commerce, Inc. and NetEase, Inc. (incorporated by reference to Exhibit 4.57 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.46	2019 Restricted Share Unit Plan (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form S-8 (file no. 333-234189) filed with the SEC on October 15, 2019)

8.1*	List of Significant Subsidiaries and Variable Interest Entities of NetEase, Inc.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of the Registrant (incorporated by reference to Exhibit 15.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Zhong Lun Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

Exhibit Number	Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this annual report on Form 20-F.

**Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 28, 2021

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2020. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of average playing period of paying players for recognition of in-game virtual items revenue

As described in Notes 2(c) and 26 to the consolidated financial statements, the Company recognized RMB54.6 billion of revenues from online game services for the year ended December 31, 2020. Revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games. Management considered the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at estimates for the estimated average playing period of the paying players for each game. If a new game was launched and only a limited period of paying player data was available, then management considered other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players. Significant management assumptions applied to estimate the average playing period of paying players for recognition of in-game virtual items revenue include: (i) estimating future players’ churn rates based on historical players’ churn rates; and (ii) similarities between new games and existing games with sufficient historical data in terms of characteristics and playing patterns of paying players.

The principal consideration for our determination that performing procedures relating to the estimates of average playing period of paying players for recognition of in-game virtual items revenue is a critical audit matter is that there are significant assumptions made by management in developing these estimates, which in turn led to a high degree of auditor judgement, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, including estimates of future players’ churn rates and estimates of similarities between new games and existing games.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimates of average playing period of paying players for recognition of in-game virtual items revenue. These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimates; checking the mathematical formula used in calculating the historical players’ churn rate and estimated average playing period of paying players for recognition of in-game virtual items revenue and evaluating significant assumptions used by management. Evaluating management’s assumptions involved assessing the reasonableness of the significant assumptions used by management including estimating future players’ churn rates based on historical players’ churn rates and similarities between new games and existing games with sufficient historical data in terms of characteristics and playing patterns of paying players.

Impairment assessment of equity method investments and long-term equity investments without readily determinable fair values

As described in Notes 2(j) and 10 to the consolidated financial statements, the Company consolidated balance of investments in equity method investees and long-term equity investments without readily determinable fair values as at December 31, 2020 was RMB1,621.3 million and RMB6,333.7 million, respectively. Long-term equity investments without readily determinable fair value include ownership of stock or in-substance common stock issued by privately-held companies on which the Company does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares. Management conducts impairment tests for investments in equity method investees and long-term equity investments without readily determinable fair values at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For equity method investments, the Company considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary. For long-term equity investments without readily determinable fair values, the Company performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgements management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgements as to whether a decline in value of equity method investments was other than temporary.

The principal considerations for our determination that the impairment assessment of equity method investments and long-term equity investments without readily determinable fair values is a critical audit matter are (i) there was a high degree of auditor judgement and subjectivity involved in performing procedures relating to evaluating the reasonableness of significant judgements management applied in the impairment assessment; (ii) significant audit effort was necessary to perform procedures and evaluate evidence relating to significant assumptions management used to value the equity investments, such as selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of equity method investments and long-term equity investments without readily determinable fair values. These procedures also included, among others, (i) testing management’s qualitative evaluation as to whether indicators of impairment existed by assessing the evidence considered by management, as well as other relevant market information; (ii) assessing the appropriateness of the valuation methodology by exercising professional judgements based on our knowledge of the industry and the investee; (iii) testing assumptions used in management’s valuation, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability, by comparing certain assumptions to applicable industry/business data external to the Company, and leveraging our industry knowledge and information from our independent research; and (iv) testing the accuracy of the mathematical calculation applied in the valuation models and the calculation of impairment charges. We involved professionals with specialized skill and knowledge to assist in assessing the valuation model, assumptions used in management’s valuation, including selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability, and testing of mathematical calculation in the valuation models.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

		December 31,	December 31,	December 31,
		2019	2020	2020
	Notes	RMB	RMB	US$
				Note 2(q)
Assets
Current assets:
Cash and cash equivalents	2(f)	3,246,373	9,117,219	1,397,275
Time deposits	2(f)	53,487,075	71,079,327	10,893,383
Restricted cash	2(f)	3,150,354	3,051,386	467,645
Accounts receivable, net		4,169,358	4,576,445	701,371
Inventories, net	2(i)	650,557	621,207	95,204
Prepayments and other current assets, net	5	4,817,422	6,112,433	936,771
Short-term investments	6	15,312,595	13,273,026	2,034,180
Assets held for sale		271,278	—	—
Total current assets		85,105,012	107,831,043	16,525,829

Non-current assets:
Property, equipment and software, net	7	4,621,712	4,555,406	698,147
Land use rights, net	8	3,707,179	4,178,257	640,346
Operating lease right-of-use assets, net	9	463,688	773,176	118,494
Deferred tax assets	12(c)	903,904	1,086,759	166,553
Time deposits	2(f)	2,360,000	6,630,000	1,016,092
Long-term investments	10	9,293,868	11,711,259	1,794,829
Other long-term assets, net	11	5,666,610	5,108,682	782,940
Assets held for sale		2,398	—	—
Total non-current assets		27,019,359	34,043,539	5,217,401

Total assets		112,124,371	141,874,582	21,743,230

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB846,893 and RMB676,590 as of December 31, 2019 and 2020, respectively)		1,212,303	1,134,413	173,856
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB97,636 and RMB130,122 as of December 31, 2019 and 2020, respectively)		2,957,360	3,538,732	542,334
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of RMB122,179 and RMB87,177 as of December 31, 2019 and 2020, respectively)	13	3,156,513	4,282,835	656,373
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the primary beneficiaries of RMB197,420 and RMB461,309 as of December 31, 2019 and 2020, respectively)	14	16,828,226	19,504,696	2,989,225
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,634,637 and RMB9,850,308 as of December 31, 2019 and 2020, respectively)	15	8,602,227	10,945,143	1,677,417
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,919,549 and RMB2,309,598 as of December 31, 2019 and 2020, respectively)	16	5,292,774	7,006,819	1,073,843
Short-term operating lease liabilities (including short-term operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiaries of RMB14,683 and RMB18,003 as of December 31, 2019 and 2020, respectively)	9	191,454	330,853	50,705
Liabilities held for sale		2,156	—	—
Total current liabilities		38,243,013	46,743,491	7,163,753

Non-current liabilities:
Deferred tax liabilities	12(c)	382,030	713,439	109,339
Long-term operating lease liabilities (including long-term operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiaries of RMB12,133 and RMB19,619 as of December 31, 2019 and 2020, respectively)	9	279,949	474,882	72,778
Other long-term payable		176,963	148,846	22,812
Liabilities held for sale		961	—	—
Total non-current liabilities		839,903	1,337,167	204,929

Total liabilities		39,082,916	48,080,658	7,368,682

Commitments and contingencies	22

Redeemable noncontrolling interests	17	10,448,600	10,796,120	1,654,578

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,228,531 shares issued and outstanding as of December 31, 2019 and 3,349,335 shares issued and outstanding as of December 31, 2020		2,640	2,794	428
Additional paid-in capital		3,913,656	27,829,431	4,265,047
Treasury stock		—	(10,446,107)	(1,600,936)
Statutory reserves	2(u)	1,215,208	1,228,448	188,268
Accumulated other comprehensive loss		(71,445)	(650,457)	(99,687)
Retained earnings		56,393,640	64,162,689	9,833,362
NetEase, Inc.’s shareholders’ equity		61,453,699	82,126,798	12,586,482
Noncontrolling interests	17	1,139,156	871,006	133,488
Total shareholders’ equity		62,592,855	82,997,804	12,719,970

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		112,124,371	141,874,582	21,743,230

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the year ended December 31,
		2018	2019	2020	2020
	Notes	RMB	RMB	RMB	US$
					Note 2(q)
Net revenues:
Online game services	26	40,190,057	46,422,640	54,608,717	8,369,152
Youdao	26	731,598	1,304,883	3,167,515	485,443
Innovative businesses and others	26	10,256,920	11,513,622	15,890,901	2,435,387
Total net revenues		51,178,575	59,241,145	73,667,133	11,289,982
Cost of revenues	26	(23,832,426)	(27,685,845)	(34,683,731)	(5,315,514)
Gross profit		27,346,149	31,555,300	38,983,402	5,974,468
Operating expenses:
Selling and marketing expenses		(6,911,710)	(6,221,127)	(10,703,788)	(1,640,427)
General and administrative expenses		(3,078,635)	(3,130,298)	(3,371,827)	(516,755)
Research and development expenses		(7,378,460)	(8,413,224)	(10,369,382)	(1,589,177)
Total operating expenses		(17,368,805)	(17,764,649)	(24,444,997)	(3,746,359)
Operating profit		9,977,344	13,790,651	14,538,405	2,228,109
Other income/(expenses):
Investment (losses)/income, net		(22,383)	1,306,320	1,610,045	246,750
Interest income, net		586,671	821,774	1,598,618	244,999
Exchange (losses)/gains, net		(51,799)	25,166	(3,112,152)	(476,958)
Other, net		586,916	439,422	737,168	112,976
Income before tax		11,076,749	16,383,333	15,372,084	2,355,876
Income tax	12(a)	(2,460,650)	(2,914,726)	(3,041,849)	(466,184)
Net income from continuing operations		8,616,099	13,468,607	12,330,235	1,889,692
Net (loss)/income from discontinued operations		(2,138,682)	7,962,519	—	—
Net income		6,477,417	21,431,126	12,330,235	1,889,692
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests		(248,098)	(271,543)	(787,029)	(120,617)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests		(76,912)	77,933	519,548	79,624
Net income attributable to NetEase, Inc.’s shareholders		6,152,407	21,237,516	12,062,754	1,848,699
Including:
Net income from continuing operations attributable to NetEase, Inc.’s shareholders		8,291,089	13,274,997	12,062,754	1,848,699
Net (loss)/income from discontinued operations attributable to NetEase, Inc.’s shareholders	3	(2,138,682)	7,962,519	—	—
Net income		6,477,417	21,431,126	12,330,235	1,889,692
Other comprehensive income
Foreign currency translation adjustment		18,624	(93,774)	(598,108)	(91,664)
Total comprehensive income		6,496,041	21,337,352	11,732,127	1,798,028
Comprehensive (income)/ loss attributable to noncontrolling interests and redeemable noncontrolling interests		(76,912)	83,685	538,644	82,551
Comprehensive income attributable to NetEase, Inc.’s shareholders		6,419,129	21,421,037	12,270,771	1,880,579

Net income/(loss) per share, basic		1.90	6.59	3.65	0.56
-Continuing operations		2.56	4.12	3.65	0.56
-Discontinued operations		(0.66)	2.47	—	—

Net income/(loss) per ADS, basic		9.51	32.97	18.25	2.80
-Continuing operations		12.81	20.61	18.25	2.80
-Discontinued operations		(3.30)	12.36	—	—

Net income/(loss) per share, diluted	21	1.89	6.53	3.60	0.55
-Continuing operations		2.55	4.08	3.60	0.55
-Discontinued operations		(0.66)	2.45	—	—

Net income/(loss) per ADS, diluted		9.45	32.67	18.01	2.76
-Continuing operations		12.74	20.42	18.01	2.76
-Discontinued operations		(3.29)	12.25	—	—

Weighted average number of ordinary shares outstanding, basic	21	3,235,324	3,220,473	3,305,448	3,305,448
Weighted average number of ADS outstanding, basic		647,065	644,095	661,090	661,090
Weighted average number of ordinary shares outstanding, diluted	21	3,254,689	3,249,972	3,349,759	3,349,759
Weighted average number of ADS outstanding, diluted		650,938	649,994	669,952	669,952

The accompanying notes are an integral part of these consolidated financial statements

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

							Accumulated
	Ordinary shares		Additional paid-in	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total shareholders’
	Share	Amount	capital	Share	Amount	reserves	income/(loss)	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	3,283,217	2,678	1,753,439	—	—	1,206,224	36,585	42,733,081	703,133	46,435,140
Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(38,159)	65,608	12,367	39,816
Vesting of restricted share units	30,709	19	(19)	—	—	—	—	—	—	—
Share-based compensation	—	—	2,397,798	—	—	—	—	—	131,852	2,529,650
Appropriation to statutory reserves	—	—	—	—	—	8,354	—	(8,354)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	6,400,505	76,912	6,477,417
Repurchase of shares	—	—	—	(114,908)	(7,592,598)	—	—	—	—	(7,592,598)
Cancellation of treasury stock	(114,908)	(77)	(4,151,218)	114,908	7,592,598	—	—	(3,441,303)	—	—
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	—	—	—	—	—	(223,243)	(131,143)	(354,386)
Change of capital from noncontrolling interest shareholders	—	—	—	—	—	—	—	—	15,510	15,510
Dividends to shareholders	—	—	—	—	—	—	—	(1,440,194)	—	(1,440,194)
Foreign currency translation adjustment	—	—	—	—	—	—	18,624	—	—	18,624
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(5,654)	(5,654)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(88,712)	(8,768)	(97,480)
Balance as of December 31, 2018	3,199,018	2,620	—	—	—	1,214,578	17,050	43,997,388	794,209	46,025,845
Vesting of restricted share units	29,513	20	(1,487)	25	1,467	—	—	—	—	—
Share-based compensation	—	—	2,341,078	—	—	—	—	—	46,100	2,387,178
Appropriation to statutory reserves	—	—	—	—	—	11,129	—	(11,129)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	21,509,059	(77,933)	21,431,126
Repurchase of shares	—	—	—	(25)	(1,467)	—	—	—	—	(1,467)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(4,279)	—	—	—	—	—	(53)	(4,332)
Change of capital from noncontrolling interest shareholders	—	—	1,153,528	—	—	—	—	—	378,654	1,532,182
Conversion of Youdao’s preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	468,788	—	—	—	—	—	27,757	496,545
Dividends to shareholders	—	—	—	—	—	—	—	(8,840,634)	—	(8,840,634)
Foreign currency translation adjustment	—	—	—	—	—	—	(88,022)	—	(5,752)	(93,774)
Disposal of subsidiaries	—	—	(43,972)	—	—	(10,499)	(473)	10,499	(11,807)	(56,252)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(271,543)	(12,019)	(283,562)
Balance as of December 31, 2019	3,228,531	2,640	3,913,656	—	—	1,215,208	(71,445)	56,393,640	1,139,156	62,592,855
Vesting of restricted share units	20,578	15	(827,722)	8,582	827,707	—	—	—	—	—
Issuance of shares in Hong Kong, net of issuance costs	197,202	139	21,883,804	—	—	—	—	—	—	21,883,943
Share-based compensation	—	—	2,543,435	—	—	—	—	—	71,943	2,615,378
Appropriation to statutory reserves	—	—	—	—	—	13,240	—	(13,240)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	12,849,783	(519,548)	12,330,235
Repurchase of shares	—	—	—	(105,558)	(11,273,814)	—	—	—	—	(11,273,814)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(18,852)	—	—	—	—	(204,705)	(2,496)	(226,053)
Change of capital from noncontrolling interest shareholders	—	—	335,110	—	—	—	—	—	214,203	549,313
Dividends to shareholders	—	—	—	—	—	—	—	(4,280,465)	—	(4,280,465)
Foreign currency translation adjustment	—	—	—	—	—	—	(579,012)	—	(19,096)	(598,108)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(582,324)	(13,156)	(595,480)
Balance as of December 31, 2020	3,446,311	2,794	27,829,431	(96,976)	(10,446,107)	1,228,448	(650,457)	64,162,689	871,006	82,997,804

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(q)
Cash flows from operating activities:
Net income	6,477,417	21,431,126	12,330,235	1,889,692
Net loss/(income) from discontinued operations	2,138,682	(7,962,519)	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,060,135	2,613,782	3,457,782	529,928
Fair value change of equity security investments and other financial instruments	248,169	(751,693)	(720,565)	(110,431)
Impairment losses on investments and other intangible assets	159,703	177,567	58,395	8,949
Share-based compensation cost	2,471,731	2,404,089	2,663,489	408,198
Allowance for/(Reversal of) doubtful accounts/expected credit losses	50,954	(28,583)	40,600	6,222
(Gains)/Losses on disposal of property, equipment and software	(1,385)	5,122	6,482	993
Unrealized exchange losses /(gains)	31,998	(9,981)	3,102,492	475,478
Gains on disposal of long-term investments, business and subsidiaries	(213,339)	(98,489)	(27,063)	(4,148)
Deferred income taxes	(70,621)	150,629	88,179	13,514
Share of results on equity method investees and revaluation gains from previously held equity interest	98,301	(4,322)	(302,602)	(46,376)
Fair value changes of short-term investments	(463,483)	(657,606)	(580,732)	(89,001)
Changes in operating assets and liabilities:
Accounts receivable	(612,656)	(11,314)	(530,413)	(81,289)
Inventories	(81,440)	415,057	29,699	4,552
Prepayments and other assets	(719,035)	(1,488,564)	(13,554)	(2,077)
Accounts payable	112,435	13,229	(86,352)	(13,234)
Salary and welfare payables	725,515	146,146	528,927	81,062
Taxes payable	685,024	(133,801)	1,126,648	172,666
Deferred revenue	1,757,874	883,742	2,342,916	359,068
Accrued liabilities and other payables	(196,136)	(182,646)	1,373,608	210,515
Net cash provided by continuing operating activities	14,659,843	16,910,971	24,888,171	3,814,281
Net cash (used in)/provided by discontinued operating activities	(1,243,966)	305,487	—	—
Net cash provided by operating activities	13,415,877	17,216,458	24,888,171	3,814,281

Cash flows from investing activities:
Purchase of property, equipment and software	(2,169,404)	(1,209,477)	(1,055,572)	(161,773)
Proceeds from sale of property, equipment and software	6,688	60,601	17,540	2,688
Purchase of intangible assets, content and licensed copyrights	(1,741,225)	(2,119,307)	(2,234,915)	(342,516)
Purchase of land use right	(2,926,795)	—	—	—
Net change of short-term investments with terms of three months or less	(1,172,326)	(1,023,165)	(1,655,930)	(253,782)
Purchase of short-term investments	(13,393,000)	(22,370,000)	(19,905,000)	(3,050,575)
Proceeds from maturities of short-term investments	13,071,359	20,225,342	24,126,210	3,697,503
Investment in equity method investees	(272,451)	(450,695)	(345,662)	(52,975)
Investment in other equity investments and acquisition of subsidiaries	(2,751,040)	(1,111,493)	(2,062,030)	(316,020)
Proceeds from disposal of investment in equity investees, businesses and subsidiaries	—	406,702	722,076	110,662
Placement/rollover of time deposits	(41,553,428)	(77,083,350)	(91,518,767)	(14,025,865)
Proceeds from maturity of time deposits	39,924,525	54,381,647	64,880,317	9,943,344
Change in other long-term assets	(133,039)	(42,345)	(160,674)	(24,624)
Amounts (paid to)/received from disposed businesses	(1,889,560)	9,031,051	—	—
Net cash used in continuing investing activities	(14,999,696)	(21,304,489)	(29,192,407)	(4,473,933)
Net cash provided by/(used in) discontinued investing activities	1,430,181	(832,252)	—	—
Net cash used in investing activities	(13,569,515)	(22,136,741)	(29,192,407)	(4,473,933)
Cash flows from financing activities:
Net proceeds from short-term loan with terms of three months or less	6,194,113	2,538,267	3,723,109	570,591
Proceeds of short-term loan	34,256	730,087	1,136,495	174,175
Repayment of short-term loan	(18,761)	(296,823)	(818,539)	(125,447)
Dividends paid to shareholders	(1,440,194)	(8,840,634)	(4,280,462)	(656,010)
Net proceeds received from issuance of shares in Hong Kong	—	—	21,911,815	3,358,133
Repurchase of redeemable noncontrolling interests	(780,000)	—	(462,650)	(70,904)
Proceeds from issuance of redeemable noncontrolling interest shareholders, net of issuance cost	5,294,174	5,242,180	—	—
Repurchase of noncontrolling interest	(195,000)	—	—	—
Capital injection from noncontrolling interest shareholders	15,510	1,698,810	194,307	29,779
Cash (paid for)/ refund received from repurchase of NetEase’s/purchase of Youdao’s ADSs	(7,516,679)	10,638	(11,490,988)	(1,761,071)
Net cash provided by financing activities*	1,587,419	1,082,525	9,913,087	1,519,246

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	81,511	29,080	161,894	24,811

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,515,292	(3,808,678)	5,770,745	884,405
Cash, cash equivalents and restricted cash, beginning of the year	8,691,246	10,206,538	6,397,860	980,515
Cash, cash equivalents and restricted cash, end of the year	10,206,538	6,397,860	12,168,605	1,864,920
Less: Cash, cash equivalents and restricted cash of held for sales at end of the year	537,056	1,133	—	—
Cash, cash equivalents and restricted cash of continuing operations, end of the year	9,669,482	6,396,727	12,168,605	1,864,920
Supplemental disclosures of cash flow information of continuing operation:
Cash paid for income taxes, net of tax refund	2,003,158	3,193,802	2,046,119	313,581
Cash paid for interest expenses	301,761	431,395	246,051	37,709
Supplemental schedule of non-cash investing and financing activities of continuing operation:
Fixed asset purchases financed by accounts payable and accrued liabilities	351,610	304,944	337,333	51,699

*There is no financing activity from discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations
(a)	The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company completed its initial public offering in July 2000 in connection with its listing on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America. In June 2020, the Company successfully listed its ordinary shares on the main board of the Hong Kong Stock Exchange with a global offering of 197,202,000 ordinary shares at a price of HK$123.00 per share. Gross proceeds from the global offering, before any underwriting fees and other offering expenses, were approximately HK$24,255.8 million.

As of December 31, 2020, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC” or “China”, references to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Hong Kong, Macau and Taiwan), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). The Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

In September 2019, the Company sold its Kaola e-commerce business. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. See additional discussion on the discontinued operation in Note 3 to the consolidated financial statements.

On October 26, 2019, Youdao, Inc. (“Youdao”), one of the Company’s majority-controlled subsidiaries completed its initial public offering (“IPO”) on the New York Stock Exchange. After Youdao’s offering, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2020 are described below:

Place and year of
Major Subsidiaries	Incorporation
Guangzhou Boguan Telecommunication Technology Co., Ltd. (“Boguan”)	Guangzhou, China 2003
NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	Hangzhou, China 2006
Hong Kong NetEase Interactive Entertainment Limited	Hong Kong, China 2007

Place and year of
Major VIEs and VIEs’ subsidiaries	Incorporation
Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China 1997
Shanghai EaseNet Network Technology Co., Ltd. (“Shanghai EaseNet”)	Shanghai, China 2008
StormNet Information Technology (Hong Kong) Limited (“StormNet IT HK”)	Hong Kong, China 2008
StormNet Information Technology (Shanghai) Co., Ltd. (“StormNet IT SH”)	Shanghai, China 2008
Hangzhou NetEase Leihuo Technology Co., Ltd. (“HZ Leihuo”, formerly known as Hangzhou NetEase Leihuo Network Co., Ltd.)	Hangzhou, China 2009

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

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Total assets	14,400,564	18,186,417
Total liabilities	12,272,634	15,466,331

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	43,231,277	49,455,146	62,191,162
Net income	224,253	344,134	712,015

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	356,907	(249,387)	1,671,457
Net cash used in investing activities	(720,675)	(495,160)	(263,766)
Net cash provided by financing activities	229,862	26,520	273,889

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB501.2 million and RMB512.4 million, respectively, as of December 31, 2019 and 2020, as well as certain non-distributable statutory reserves amounting to approximately RMB42.1 million and RMB54.7 million, respectively, as of December 31, 2019 and 2020. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2020.

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

Based on the agreements with these VIEs, certain of the Company’s subsidiaries provided technical consulting and related services to these VIEs. The principal agreements that transfer economic benefits of Guangzhou NetEase and HZ Leihuo to the Company and its subsidiaries are:

●	Cooperative agreements with Guangzhou NetEase - under these agreements, certain of the Company’s subsidiaries, including Boguan and NetEase Hangzhou provide various technical consulting and related services to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.
●	Cooperative agreement with HZ Leihuo - under this agreement, NetEase Hangzhou provides various technical consulting and related services to HZ Leihuo in exchange for substantially all of HZ Leihuo’s net profits.

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

Each VIE, the relevant subsidiary of the Company and the relevant VIE shareholders have entered into a series of agreements that give the Company effective control over the VIE. The principal agreements that provide the Company and its subsidiaries effective control over Guangzhou NetEase are:

●	Shareholder Voting Rights Trust Agreement among the VIE shareholders and the Company’s subsidiary, NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”). Each of the VIE shareholders irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangzhou NetEase. The term of this agreement was 10 years from May 12, 2000, which was extended on June 10, 2011 with a term of 20 years from May 12, 2010.
●	Letter of Agreement. Each of the VIE shareholders have agreed that any amendments to be made to the agreements to which the Company, NetEase Beijing and/or their respective affiliates is a party, on the one hand, and any of their variable interest entities and/or the shareholders of such entities, on the other hand, shall be subject to the approval by the vote of a majority of the Board of the Company, excluding the vote of Mr. Ding. The VIE shareholders have also agreed that, if any amendments to the above-mentioned agreements require a vote of the shareholders of the Company or Guangzhou NetEase, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of the Company’s Board. The term of this agreement is 20 years from May 12, 2010.
●	Other Governance Arrangements. The parties have agreed that upon the Company’s determination and at any time when NetEase Beijing or its affiliates are able to obtain approval to invest in and operate all or any part of any business operated by Guangzhou NetEase, NetEase Beijing or its affiliates may acquire all or any part of the assets or equity interests of Guangzhou NetEase, to the extent permitted by Chinese law.

The principal agreements that provide the Company and its subsidiaries effective control over HZ Leihuo are:

●	Operating Agreement among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, HZ Leihuo and its VIE shareholders have agreed that, except for transactions in the ordinary course of business, HZ Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of HZ Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by HZ Leihuo for its operations. Furthermore, the VIE shareholders of HZ Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint HZ Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.
●	Shareholder Voting Rights Trust Agreement among NetEase Hangzhou and the VIE shareholders of HZ Leihuo. Under these agreements, each dated December 1, 2015, each of the VIE shareholders of HZ Leihuo agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of HZ Leihuo. Each agreement shall remain effective for as long as the VIE shareholder remains a shareholder of HZ Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Exclusive Purchase Option Agreements among NetEase Hangzhou, HZ Leihuo and the VIE shareholders of HZ Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the VIE shareholders has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in HZ Leihuo at a price equal to the original and any additional paid-in capital paid by the VIE shareholder. In addition, HZ Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of the assets held by HZ Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of HZ Leihuo and the VIE shareholders of HZ Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of HZ Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of HZ Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.

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

Effective from October 1, 2020, the Company changed its ADS to ordinary share ratio from the one ADS for every twenty-five ordinary shares to one ADS for every five ordinary shares. Therefore, the number of ADS and the computations of per ADS data as disclosed elsewhere in these consolidated financial statements have been retrospectively restated.

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

On January 1, 2018, the Group adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The impact of adopting the new revenue standard was not material to the consolidated financial statements. For the year ended December 31, 2018, 2019 and 2020, net revenue recognized from sources other than contracts with customers under ASC 606 was immaterial.

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

The Group’s revenues are mainly generated from online game services, online courses services from Youdao, advertising services, e-commerce and other fee-based premium services. Refer to “Note 26 - Segment Information” for disaggregation of revenue.

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

(ii)Online courses services

The Group offers various types of integrated learning services through Youdao, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of K-12 tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. Youdao’s online courses services consist of online live streaming, other activities during the online live streaming period, as well as the content playback service. The aforementioned services are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s online courses services are accounted for as a single performance obligation, which is satisfied over the learning period of the students. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that students typically spend time on the courses and other learning behavior patterns to arrive at the best estimates for the estimated learning period for each course based on the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.

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

For cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with customers, the Group recognizes revenues based on the number of times that the advertisement has been displayed.

For cost per action (“CPA”) advertising arrangements with customers, including Youdao online marketing services, the Group recognizes revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links.

Certain customers may receive volume rebates, which are accounted for as variable consideration. The Group estimates annual expected rebate volume with reference to their historical results and reduce revenues recognized.

The Group recognizes revenue from providing advertising service in exchange for non-cash consideration, usually advertising services, promotional benefits, content, consulting services and software provided by counterparties, at the fair value of the non-cash consideration measured as of contract inception date. If the Group is not able to reliably determine the fair value of non-cash consideration in some situations, the value of the non-cash consideration received is measured indirectly by reference to the standalone selling price of advertising services provided by the Group.

For the year ended December 31, 2018, 2019 and 2020, revenue from rendering adverting services in exchange for non-cash consideration is insignificant.

(iv) E-commerce

The Group’s e-commerce revenue is primarily from its E-commerce platform Yanxuan, which was established in April 2016. Yanxuan sells its private label products, including apparel, homeware, kitchenware and other general merchandise which are sourced primarily directly from original design manufacturers in China through online direct sales. The Group is the principal for the online direct sales, as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. E-commerce revenues from online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon delivery to the customer. The Group also provides discount coupons to its customers for use in purchases on the Yanxuan platform, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrued liabilities and other payables” and “Inventories, net”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2018, 2019 and 2020.

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

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)

The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)

The Group applied the portfolio approach in determining the commencement date of consumption of permanent virtual items and the estimated average playing period of paying players for PC games and mobile games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.

(iii)	The Group elects to expense certain costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

The Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. Contract assets as of December 31, 2019 and 2020 were not material.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are presented as “Deferred Revenue” on the consolidated balance sheets of the Group. Refer to Note 15 - Deferred revenue for further information, including changes in deferred revenue during the year.

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

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial for the years ended December 31, 2018, 2019 and 2020, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized for the years ended December 31, 2018, 2019 and 2020, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

(f)	Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong and/or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2019, there were cash at bank and demand deposits with terms of less than three months denominated in U.S. dollars, HK dollars and Euro amounting to approximately US$226.6 million, HK$21.3 million and Euro0.4 million, respectively (equivalent to approximately RMB1,580.7 million, RMB19.0 million and RMB2.7 million, respectively). As of December 31, 2020, there were cash at bank and demand deposits with terms of less than three months denominated in U.S. dollars, HK dollars and Euro amounting to approximately US$673.1 million, HK$16.4 million and Euro1.3 million, respectively (equivalent to approximately RMB4,392.0 million, RMB13.8 million and RMB10.7 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2019, there were time deposits denominated in U.S. dollars amounting to approximately US$4,382.9 million (equivalent to approximately RMB30,576.3 million). As of December 31, 2020, there were time deposits denominated in U.S. dollars amounting to approximately US$8,558.0 million (equivalent to approximately RMB55,840.0 million).

As of December 31, 2019 and 2020, the Group had approximately RMB14.8 billion and RMB23.6 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 25.0% and 27.2% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2019 and 2020, the Group had a restricted cash balance approximately RMB3,150.4 million and RMB3,051.4 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Customer deposit of NetEase Pay accounts	1,523.3	1,722.0
Pledge deposits for short-term bank borrowings	1,595.0	1,295.0
Others	32.1	34.4
Total	3,150.4	3,051.4

The Group had no other lien arrangements during 2019 and 2020.

(g)Receivables, net

The Group closely monitors the collection of its receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

From January 1, 2020, the Group’s receivables are subject to the measurement of credit losses within the scope of ASC Topic 326. The impact of new standard was immaterial to the Company.

The Group’s accounts receivable, other receivables recorded in prepayments and other current assets and other long-term receivables recorded in other long-term assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from advertising customers, and receivables from distribution channels. Other receivables consist primarily of receivable due from Alibaba and guarantee payment made to Blizzard.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The following table sets out the movements of the allowance for doubtful accounts/expected credit losses for the years ended December 31, 2018, 2019 and 2020 (in thousands):

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of year	84,909	130,648	77,147
Provisions	50,954	(30,946)	40,600
Write-offs	(5,215)	(22,555)	(4,494)
Balance at the end of year	130,648	77,147	113,253

(h)	Fair value of financial instruments

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

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, short-term loans, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 27 for additional information.

(i)	Inventories, net

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

(j)	Investments

Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with an original maturity of less than 12 months.

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

Long-term investments

Long-term investments are mainly comprised of equity investments in publicly traded companies, privately-held companies and limited-partnership.

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2018, 2019 and 2020 are recognized in other income/(expense).

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not common stocks or in-substance common stocks, as these equity securities do not have readily determinable fair value, the Group measure these equity securities investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income /(expense).

Investments in common stock or in-substance common stock of investees and limited-partnership investments in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgments management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgments as to whether a decline in value of equity method investments was other than temporary. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary.

(k)Lease

On January 1, 2019, the Group adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of December 31, 2019 and 2020, the Group has no finance leases.

Under ASC 842, the Group determines if an arrangement is a lease at inception. The Group is the lessee in a lease contract when the Group obtains the right to control the asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, and short-term and long-term operating lease liabilities in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

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

(l)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Decoration	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures, office and other equipments	3-10 years
Vehicles	5 years
Servers and computers	3 years
Software	3 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

(m) Land use rights

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842 on January 1, 2019, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Group’s consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities for the year ended December 31, 2019 and 2020, with no adjustments made to the comparative periods.

(n)	Intangible assets

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Group amortizes its finite-lived intangible assets using the straight-line method:

License right	over the license period
Technology	7-10 years
Trademark	10 years

The Group obtains music content for customers through licensing agreements. When the license fee for music title is determinable or reasonably estimable, the content is available for streaming and the Group has a binding obligation for the payment, the Group recognizes an asset representing the fee and a corresponding liability for the amounts owed. The Group relieves the liability as payments are made and the Group amortizes the asset to “Cost of revenues” on a straight-line basis over the term of the respective licensing agreements.

(o)Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Group allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events occur or circumstances change that indicate that it is more likely than not the fair value of a reporting unit would be below its carrying value. A goodwill impairment loss, if any, shall be measured as the amount by which the carrying amount of the reporting unit including goodwill exceeds its fair value, limited to the total carrying amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the growth rate for business, estimation of the useful life over which cash flows will occur, and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. No impairment charge of goodwill was recognized for the year ended December 31, 2020.

(p)	Advertising expenses

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB2,222.2 million, RMB1,679.3 million and RMB3,782.1 million (US$579.6 million) for the years ended December 31, 2018, 2019, and 2020, respectively.

(q)	Foreign currency translation

The Group’s reporting currency is RMB. The Company and its subsidiaries and VIEs, with an exception of several overseas subsidiaries, use RMB as their functional currency. Several of the Company’s overseas subsidiaries used US$ or their respective local currencies as their functional currency. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5250 on the last trading day of 2020 (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(r)	Share-based compensation

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

(s)	Taxation

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

The Group reports tax-related interest expense and penalty in Other, net in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2018, 2019 and 2020.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2020.

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

(t)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

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

(u)	Statutory reserves

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

(v)	Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive income.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive income.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

(w)	Noncontrolling interests and redeemable noncontrolling interests

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

(x)	Related parties

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

(y)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(z)	Segment reporting

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 26.

(aa)    Dividends

Dividends of the Company are recognized when declared.

(bb)	Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted this new standard effective January 1, 2020 on a modified retrospective basis. The cumulative effect upon adoption was not material to the Group’s consolidated financial statements.

In 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, any goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Further, the guidance eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. The Group adopted this new standard effective January 1, 2020 with no material impact on its consolidated financial statements.

(cc)Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes-Simplifying the Accounting for Income Taxes (Topic 740)”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Group on January 1, 2021. The Group does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group is currently evaluating the impact and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3. Discontinued operations

In September 2019, the Group signed a series of agreements with a subsidiary of Alibaba Group Holding Limited (“Alibaba”) to sell its e-commerce platform Kaola for a consideration of approximately US$1.9 billion. The consideration is comprised of approximately US$1.6 billion in cash payable to the Group and Kaola equity award holders, as well as approximately 14.3 million Alibaba ordinary shares issued to the Group. Upon completion of the transaction , Kaola was deconsolidated from the Group and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations accordingly. The financial results of Kaola in the prior period are reflected on the same basis to provide the comparable financial information.

The following tables set forth the statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

	For the year ended December 31,
	2018	2019***
	RMB	RMB
Net revenues	15,977,878	10,571,406
Cost of revenues	(14,920,531)	(9,620,388)
Gross profit	1,057,347	951,018
Operating expenses:
Selling and marketing expenses	(2,614,760)	(1,258,413)
General and administrative expenses	(112,902)	(79,985)
Research and development expenses	(414,090)	(326,127)
Total operating expenses	(3,141,752)	(1,664,525)
Operating loss	(2,084,405)	(713,507)
Other expenses	(48,246)	(69,282)
Loss from discontinued operations	(2,132,651)	(782,789)
Income tax	(6,031)	(5,857)
Loss from discontinued operations, net of tax	(2,138,682)	(788,646)
Gains on disposal, net of tax	—	8,751,165
Net (loss)/income from discontinued operations	(2,138,682)	7,962,519

	For the years ended December 31,
	2018	2019***
	RMB	RMB
Net cash (used in)/provided by discontinued operating activities	(1,243,966)	305,487
Net cash provided by/ (used in) discontinued investing activities	1,430,181	(832,252)

*** Included financial results of discontinued operations from January 1, 2019 to September 6, 2019.

4.	Concentrations and Risks
(a)	Server and bandwidth service provider

The Group relied on telecommunications service providers and their affiliates for server and bandwidth service to support its operations during fiscal years 2018, 2019 and 2020 as follows:

	For the year ended December 31,
	2018	2019	2020
Total number of telecommunications service providers	49	79	87
Number of service providers provided by 10% or more of the Group’s server and bandwidth service expenditure	3	2	3
Total% of the Group’s server and bandwidth service expenditure provided by 10% or greater service providers	57.8%	56.3%	62.3%

(b)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2019 and 2020, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management considers being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services.

One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2019 and 2020, respectively as follows:

	December 31,	December 31,
	2019	2020
Distribution channel A	24.7%	24.5%

Short-term investments consist of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 2.00% to 4.25% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)	Major customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2018, 2019 and 2020.

(d)	Online games

The Group derived 39.6%, 36.8% and 33.1% of its total net revenues from its top 5 online games for the years ended December 31, 2018, 2019 and 2020, respectively.

Additionally, 71.0%, 71.4% and 71.9% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2018, 2019 and 2020, respectively.

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	356,033	334,760
Prepayment for royalties, revenue sharing cost	2,627,048	2,389,880
Receivable due from Alibaba	—	1,360,279
Interest and other operating income receivable	524,069	682,328
Prepayments of content and marketing cost and other operational expenses	569,122	547,758
Prepayment for sales tax and deductible value added tax	483,547	477,103
Bridge loans in connection with ongoing investments	21,259	6,469
Deposits	11,882	63,844
Employee advances	79,823	74,325
Advance to suppliers	26,664	66,930
Others	117,975	108,757
	4,817,422	6,112,433

In accordance with the license agreements of World of Warcraft®, the StarCraft® II series, Hearthstone®, Heroes of the Storm®, Diablo® III and Overwatch®, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2019 and 2020. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2019 and 2020, prepayments for royalties and revenue sharing cost mainly represented prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

Balance of receivable from Alibaba represents receivable for disposal of Kaola which was expected to receive in one year.

The amount of employee advances listed above included staff housing loan balances of RMB43.0 million and RMB37.2 million repayable within 12 months from December 31, 2019 and 2020, respectively (see Note 11). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2019 and 2020.

6.	Short-term Investments

As of December 31, 2019 and 2020, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2020, the effective yields of short-term investments ranged from 2.52% to 4.10% per annum (2019: 2.00% to 4.25% per annum).

The following is a summary of short-term investments (in thousands):

December 31, 2019
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	15,116,330	196,265	15,312,595

December 31, 2020
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	13,095,780	177,246	13,273,026

During the years ended December 31, 2018, 2019 and 2020, the Group recorded investment income related to short-term investments of RMB463.5 million, RMB657.6 million and RMB580.7 million in the consolidated statements of operations and comprehensive income, respectively.

7.	Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Building and decoration	2,987,003	2,941,233
Leasehold improvements	153,145	196,222
Furniture, fixtures, office and other equipments	198,909	231,238
Vehicles	74,487	83,909
Servers and computers	4,066,925	4,548,272
Software	181,223	207,041
Construction in progress	465,993	784,375
	8,127,685	8,992,290

Less: accumulated depreciation	(3,505,973)	(4,436,884)

Net book value	4,621,712	4,555,406

Depreciation expense was RMB939.8 million, RMB1,119.1 million and RMB1,113.0 million for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the construction in progress balance were mainly comprised of construction of office buildings and warehouses in Hangzhou, Guangzhou, Jiangxi and Shanghai that have not yet been placed in service for the Group’s intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

8.	Land Use Rights

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2019 and 2020, the Group obtained the land use rights in Guangzhou and Shanghai from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Cost	3,846,660	4,402,470
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(124,481)	(209,213)
Land use right, net	3,707,179	4,178,257

The total amortization expense for each of the years ended December 31, 2018, 2019 and 2020 amounted to approximately RMB31.3 million, RMB72.2 million and RMB84.7 million, respectively.

9.    Leases

The Group has operating leases for corporate offices, warehouses and retail stores. In addition, upon the adoption of ASC 842, land use rights, net with total carrying amount of RMB3,707.2 million and RMB4,178.3 million (Note 8) were identified as operating lease right-of-use assets as of December 31, 2019 and 2020, respectively.

The Group’s leases have remaining lease terms of 1 months to 69 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

The following table provides information related to the Group’s operating leases (in thousands):

	For the year ended December 31,
	2019	2020
	RMB	RMB
Operating lease cost (i)	360,383	433,412
Cash paid for amounts included in the measurement of operating lease liabilities	284,969	323,836
Right-of-use assets obtained in exchange for operating lease obligations	179,350	658,168
(i)	Included short-term lease cost of RMB65.6 million and RMB27.6 million and amortization expenses of land use rights of RMB72.2 million and RMB84.7 million for the year ended December 31, 2019 and 2020, respectively.

The following table provides a summary of the Group’s operating lease terms and discount rates as of December 31, 2019 and 2020:

	December 31,	December 31,
	2019	2020
Weighted average remaining lease term	1.93 years	2.27 years
Weighted average discount rate	4.35%	4.16%

Prior to adoption of ASC 842, the Group incurred rental expenses in the amounts of approximately RMB280.7 million for the years ended December 31, 2018.

Maturities of operating lease liabilities as of December 31, 2020 were as follows (in thousands):

RMB
2021	338,476
2022	204,759
2023	129,932
2024	101,764
2025	58,858
Thereafter	34,596
Total operating lease payments	868,385
Less: imputed interest	(62,650)
Total	805,735

10.	Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Investments in equity method investees	1,137,774	1,621,327
Equity investments with readily determinable fair values	3,551,545	3,743,590
Equity investments without readily determinable fair values	4,604,549	6,333,746
Other debt investments	—	12,596
	9,293,868	11,711,259

(a)	Investments in equity method investees

The Group recorded equity share of losses of RMB98.3 million, equity share of earnings of RMB4.3 million and RMB172.5 million for the years ended December 31, 2018, 2019, and 2020, respectively, which was included in “investment income, net” in the consolidated statements of operations and comprehensive income. Significant equity method investments are summarized as follows.

(1)	In August 2013, the Group established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Zhejiang Yixin Technology Co., Ltd. (formerly known as Hangzhou Yixin Technology Co., Ltd.) (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Group contributed RMB200.0 million cash in exchange for a 27.0% equity interest in Yixin. In July 2015, the Group increased its equity shares in Yixin to 35.0% with a cash consideration of approximately RMB127.5 million.
(2)	As of December 31, 2019, the Group invested an aggregated cash consideration of RMB680.5 million in three limited partnerships as a limited partner, and in 2020, the Group further contributed RMB68.1 million, RMB39.1 million and RMB109.5 million cash in these three limited partnerships. The objective of these limited partnerships are to engage in investment in online game business. The Group accounted such investments under the equity method.
(b)	Equity investments with readily determinable fair values

As of December 31, 2020, equity investments with readily determinable fair values included RMB2,720.1 million invested in shares of Alibaba, RMB481.5 million invested in shares of Huatai Securities Company Limited (“Huatai”) and RMB542.0 million invested in shares of Shenzhen Transsion Holding Limited. The Group recorded fair value loss of RMB215.8 million, fair value gain of RMB763.2 million and RMB720.6 million related to the equity investments with readily determinable fair value for the year ended December 31, 2018, 2019 and 2020, respectively.

The Group also received cash dividends of RMB12.7 million, RMB12.7 million and RMB12.7 million from Huatai for the years ended December 31, 2018, 2019 and 2020, respectively.

(c)	Equity investments without readily determinable fair value

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the year ended December 31, 2019 and 2020, there’s no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group recognized nil, a gain of RMB86.1 million and RMB36.1 million related to the disposal of the Group’s investments in equity securities without readily determinable fair value as “investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group recognized impairment provision of RMB133.6 million, RMB168.4 million and RMB55.6 million related to certain of the equity investments as “investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2018, 2019 and 2020, respectively.

11.	Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Copyrights, licenses, domain names, trademark and technology	3,639,211	4,125,433
Long-term receivable	1,599,524	84,849
Long-term interest receivables	—	113,006
Goodwill	—	318,943
Staff housing loans	71,997	63,531
Non-current deposits	140,869	166,210
Others	215,009	236,710
	5,666,610	5,108,682

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

Balance of long-term receivable mainly represents receivables from Alibaba for disposal of Kaola which was expected to receive over 1 year.

Goodwill

In the fourth quarter of 2020, the Group acquired an additional 33.1% equity interest of a previously held equity investment with total cash consideration of RMB168.3 million (the “Acquisition”). Upon the Acquisition, the Group increased its equity interest in this investment from 30.0% to 63.1%, and accounted for it as a consolidated subsidiary of the Group. A gain of RMB130.1 million in relation to the revaluation of the previously held equity interests was recorded in “investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the year ended December 31, 2020.

Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows (in thousands):

Amounts
RMB
Net assets acquired (i)	16,440
Amortizable intangible assets (ii)
Trademark	59,300
Developed technology	182,200
Deferred tax liabilities	(60,375)
Goodwill	311,109
Noncontrolling interests	(187,762)
Total	320,912
(i)	Net assets acquired mainly included cash and cash equivalents as of the date of acquisition.
(ii)	Trademark and Developed technology acquired in the Acquisition are included in “Copyrights, licenses, domain names, trademark and technology”.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 4.75% per annum for the years ended December 31, 2019 and 2020, respectively. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2019 and 2020 amounted to approximately RMB43.0 million and RMB37.2 million, respectively, and are reported under prepayments and other current assets in the consolidated balance sheets (see Note 5).

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Commencing from the year of assessment of 2018, 2019 and 2020, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax (“EIT”) Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.

Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2018, 2019 and 2020. In 2018, 2019 and 2020, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2017, 2018 and 2019. The related tax benefit was recorded in 2018, 2019 and 2020, respectively.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2018, 2019 and 2020 (in thousands except per share data):

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	1,621,063	1,665,199	1,969,414
Earnings per share effect, basic	0.50	0.52	0.60
Earnings per share effect, diluted	0.50	0.51	0.59

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2018, 2019 and 2020 (in thousands):

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expense	2,531,271	2,764,097	2,953,670
Deferred tax (benefit)/expense	(70,621)	150,629	88,179
Income tax expenses	2,460,650	2,914,726	3,041,849

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(0.1)	(2.8)	(1.9)
Effect due to different tax rates applicable to overseas entities	2.8	(0.9)	(0.5)
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(19.4)	(13.6)	(16.5)
Change in valuation allowance	7.8	4.9	6.8
Effect of withholding income tax	6.1	5.2	6.9
Effective income tax rate	22.2	17.8	19.8

As of December 31, 2020, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2021	163,916
Loss expiring in 2022	833,766
Loss expiring in 2023	3,602,358
Loss expiring in 2024	3,220,185
Loss expiring after 2025	4,807,464
12,627,689

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

(c)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2019 and 2020 (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Deferred revenue, primarily for advanced payments from online games customers	484,637	624,565
Accruals	478,484	547,591
Depreciation of fixed assets	4,827	6,911
Amortization of intangible assets	9,360	6,623
Net operating tax loss carry forward	2,075,475	3,156,923
	3,052,783	4,342,613
Less: valuation allowance	(2,148,879)	(3,255,854)
Total	903,904	1,086,759

	December 31,	December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	382,030	621,204
Others	—	92,235
Total	382,030	713,439

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

	Balance at	Provision/(Write-off)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2018	472,389	797,226	1,269,615
2019	1,269,615	879,264	2,148,879
2020	2,148,879	1,106,975	3,255,854

(d)	Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an enterprise in China to its non-resident enterprise investors. A lower withholding income tax rate of 5% is applied if the non-resident enterprise investor is registered in Hong Kong with at least 25% equity interest in the PRC enterprise and meets the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong. On February 22, 2008, the Ministry of Finance and State Taxation Administration jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Group accrued RMB679.4 million, RMB846.6 million and RMB1,056.9 million (US$162.0 million) withholding tax liabilities associated with its quarterly dividend and cash expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes in 2018, 2019 and 2020, respectively. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2018, 2019 and 2020.

As of December 31, 2019 and 2020, there were approximately RMB993.3 million and RMB1,110.9 million (US$170.2 million) unrecognized deferred tax liabilities related to undistributed earnings of the Group’s PRC subsidiaries, respectively. And the Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

13.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and 2020 (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Sales Tax payable	541,175	683,763
Withholding individual income taxes for employees	190,340	237,681
EIT payable	2,377,655	3,286,392
Others	47,343	74,999
	3,156,513	4,282,835

14.	Short-term Loans

As of December 31, 2019 and 2020, the short-term loans balances represent short-term loan arrangements with banks which were repayable within a maturity term ranging from one week to one year and charged at a fixed interest rates ranging 0.65% and 4.57% per annum. As of December 31, 2019 and 2020, the weighted average interest rate for the outstanding short-term loans was approximately 2.38% and 0.86%, respectively. The short-term loans are denominated in US$, EUR, GBP, CAD, HK$, JPY or CNY.

As of December 31, 2019 and 2020, certain short-term loans were secured by RMB deposits of the Group in onshore branches of the banks in the amount of RMB1,595.0 million and RMB1,295.0 million (US$198.5 million), which was recognized as restricted cash (see Note 2(f)).

On August 9, 2018, the Group entered into a three-year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over London interbank offered rate (“LIBOR”) and has a commitment fee of 0.20% on the undrawn portion. There were US$500.0 million of borrowings outstanding under the syndicated facility as of December 31, 2020. The Group was subject to certain covenants under the syndicated facility agreement and was in compliance with these covenants as of December 31, 2020.

In 2020, the Group also entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As at December 31, 2020, US$1,410.6 million of such credit facilities has not been utilized.

In 2020, the Group also entered into several guarantee agreements in the aggregate amount of US$1,523.0 million in respect of certain credit facilities taken by its subsidiaries. As at December 31, 2020, US$446.1 million of such credit facilities had not been utilized.

15.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid points sold, unamortized mobile game in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2020, the additions to the deferred revenue balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the deferred revenue balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business. During the year ended December 31, 2019 and 2020, RMB7,319.4 million and RMB8,149.2 million of revenues recognized were included in the deferred revenue balance at the beginning of the year, respectively.

As of December 31, 2020, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB10,945.1 million, which includes the deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers and estimated breakage for online points.

16.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2019 and 2020 (in thousands):

	December 31,	December 31,
	2019	2020
	RMB	RMB
Customer deposits on NetEase Pay accounts	1,539,417	1,911,841
Marketing expenses and promotion materials	1,672,096	1,440,661
Accrued fixed assets related payables	304,379	340,725
Server and bandwidth service fees	110,786	150,614
Accrued revenue sharing	578,940	729,688
Content cost	403,402	1,293,598
Professional fees and technical charges	209,123	491,895
Accrued freight and warehousing charge	47,524	61,611
Administrative expenses and other staff related cost	69,849	293,693
Others	357,258	292,493
	5,292,774	7,006,819

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

In 2018 and 2019, Cloud Village Inc. (“Cloud Village”), the Cayman holding company of NetEase Cloud Music issued preferred shares (“NetEase Cloud Music Preferred Shares”) to certain investors for an aggregated cash consideration of US$716.3 million and US$711.6 million (the “Offshore Issuance”), respectively.

In 2020, pursuant to the agreements entered between one of the redeemable noncontrolling interest and Cloud Village, Cloud Village repurchased this redeemable noncontrolling interest at a cash consideration of US$66.3 million. The Group accounted for the repurchase as an equity transaction, no gains or losses were recognized from the repurchase. The excess of the consideration transferred over the carrying amount of the redeemable noncontrolling interests surrendered, amounting to RMB207.0 million was recognized as a deemed dividend to preferred shareholders, among which RMB204.7 million attributable to the Company’s shareholders also reduces the numerator for EPS calculation.

As of December 31, 2020, the NetEase Cloud Music Preferred Shares investors together held approximately 36.3% issued and outstanding interests in NetEase Cloud Music. The Company still maintains in control of NetEase Cloud Music.

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

Youdao

In April 2018, Youdao issued equity interests with preferential rights (“Youdao Preferred Shares”) to two investors for a total cash consideration of US$70.0 million. The Group determined that the equity interests with preferential rights should be classified as redeemable noncontrolling interest since they are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company. The redemption price equals to the net initial investment amount plus annual interests. Upon completion of the IPO of Youdao in October 2019, all Youdao Preferred Shares held by external preferred shareholders were automatically re-designated and converted on a one-for-one basis into Class A ordinary shares of Youdao.

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

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2018, 2019 and 2020 (in millions):

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Contributions to medical and pension schemes	788.7	903.4	769.4
Other employee benefits	548.6	631.8	766.8
	1,337.3	1,535.2	1,536.2

20.	Share-based Compensation
(a)	Restricted share units plan

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

The table below presents a summary of the Group’s share-based compensation cost for the years ended December 31, 2018, 2019 and 2020 (in thousands):

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	757,341	758,810	794,855
Selling and marketing expenses	102,638	84,920	102,300
General and administrative expenses	787,200	797,120	929,013
Research and development expenses	824,552	763,239	837,321
	2,471,731	2,404,089	2,663,489

As of December 31, 2020, total unrecognized compensation cost related to unvested awards under the 2009 Plan and the 2019 Plan, adjusted for estimated forfeitures, was US$350.9 million (RMB2,289.6 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2020, the weighted average remaining vesting periods was 2.25 years.

(c)	Restricted share units award activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2018, 2019 and 2020:

		Weighted average
		grant date fair
	Number of RSUs	value
	(in thousands)	US$
Outstanding at January 1, 2018	8,360	47.64
Granted	10,365	54.24
Vested	(6,140)	50.11
Forfeited	(460)	47.67
Outstanding at December 31, 2018	12,125	52.02

Outstanding at January 1, 2019	12,125	52.02
Granted	8,815	46.30
Vested	(5,910)	51.22
Forfeited	(955)	48.82
Outstanding at December 31, 2019	14,075	49.00

Outstanding at January 1, 2020	14,075	49.00
Granted	6,269	68.35
Vested	(5,832)	48.02
Forfeited	(416)	54.47
Outstanding at December 31, 2020	14,096	57.85

The aggregate intrinsic value of RSUs outstanding as of December 31, 2020 was US$1,349.9 million. The intrinsic value was calculated based on the Company’s closing stock price of US$95.77 per ADS as of December 31, 2020.

The Company’s practice is to issue new shares or utilize treasury stock upon vesting of RSUs. The number of shares available for future grant under the Company’s 2019 RSU Plan was 299,346,760 as of December 31, 2020.

(d)	Other Share Incentive Plan

Certain of the Company’s subsidiaries have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in five to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, three, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date.

The Group has used the binomial model to estimate the fair value of the options granted. For the years ended December 31, 2018, 2019, and 2020, RMB32.0 million, RMB56.2 million and RMB117.7 million compensation expenses were recorded for the share options granted.

While certain share options granted will become vested or commence vesting beginning on the Vesting Commencement Date, the effectiveness of the conditions is not within the control of the Group and is not deemed probable to occur for accounting purposes until the Vesting Commencement Date. For such share options, no compensation expenses were recorded. As of December 31, 2020, there were approximately RMB170.0 million unrecognized share-based compensation expenses are related to such share options for which the service condition had been met and are expected to be recognized when the conditions are achieved.

21.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
Numerator (RMB in thousands):
Net income from continuing operations attributable to NetEase, Inc’s shareholders	8,291,089	13,274,997	12,062,754
Net (loss)/income from discontinued operations attributable to NetEase, Inc’s shareholders	(2,138,682)	7,962,519	—
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	6,152,407	21,237,516	12,062,754

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,235,324	3,220,473	3,305,448
Dilutive effect of restricted share units	19,365	29,499	44,311
Weighted average number of ordinary shares outstanding, diluted	3,254,689	3,249,972	3,349,759
Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, basic (RMB)	2.56	4.12	3.65
Net (loss)/income per share from discontinued operations attributable to NetEase, Inc’s shareholders, basic (RMB)	(0.66)	2.47	—
Net income per share, basic (RMB)	1.90	6.59	3.65
Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	2.55	4.08	3.60
Net (loss)/income per share from discontinued operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	(0.66)	2.45	—
Net income per share, diluted (RMB)	1.89	6.53	3.60

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2018, 2019 and 2020, RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 19.6 million shares, 11.4 million shares and 6.0 million shares, respectively.

22.	Commitments and Contingencies
(a)	Commitments

As of December 31, 2020, future minimum payment for server and bandwidth service fee commitments, capital commitments, royalties and other expenditures commitments related to licensed contents, including the royalties and minimum marketing expenditure commitment for the games licensed by Blizzard, as well as other commitments related to office machines and services purchases, were as follows (in thousands):

	Server and		Royalties and
	Bandwidth		Expenditure for	Office Machines
	Service Fee	Capital	Licensed Content	and Other
	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2021	442,910	548,713	2,875,860	604,388	4,471,871
2022	306,676	296,423	2,075,531	25,483	2,704,113
2023	220,198	234,233	1,326,344	17,113	1,797,888
2024	158,375	7,722	5,997	—	172,094
Beyond 2024	142,793	26,103	849,780	—	1,018,676
	1,270,952	1,113,194	7,133,512	646,984	10,164,642

(b)	Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

Litigation

In April 2018, PUBG Corporation and PUBG Santa Monica, Inc. (collectively “PUBG”), filed a lawsuit against defendants NetEase, Inc., NetEase Information Technology Corp. and NetEase (Hong Kong) Limited in the U.S. District Court for the Northern District of California. PUBG subsequently dropped all claims against NetEase (Hong Kong) Limited, and added Hong Kong NetEase Interactive Entertainment Limited to the lawsuit. PUBG’s complaint generally alleged that two of the Group’s mobile games, Rules of Survival and Knives Out, infringed PUBG’s copyrights and trade dress in their competing game, Player Unknown’s Battlegrounds. On March 11, 2019, the Group entered into a settlement agreement with PUBG, and the lawsuit was dismissed. On October 15, 2019, PUBG filed a second lawsuit against the same NetEase defendants, also in the U.S. District Court for the Northern District of California, claiming the Group had allegedly breached the settlement agreement. On March 3, 2020, the court dismissed PUBG’s new lawsuit, without prejudice, for lack of subject matter jurisdiction. On March 4, 2020, the Group initiated a declaratory judgment action against PUBG in the Superior Court of California for the County of San Mateo, requesting a declaration that the Group had not breached the settlement agreement. On March 13, 2020, PUBG filed a cross claim, realleging that the Group breached the settlement agreement. As of the date of this report, the litigation remains ongoing and the court has not yet set a trial date.

23.	Dividends

Quarterly Dividend Policy

In May 2014, the Company’s board of directors approved a new quarterly dividend policy. Under this policy, the Company intends to make quarterly cash dividend distributions at an amount equivalent to approximately 25% of the Group’s anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, the Company’s board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The Company’s board of directors also approved an additional special dividend of US$0.69 per ADS in the third quarter of 2019.

Dividends are recognized when declared. There is no significant dividend payable as of December 31, 2019 and 2020, respectively. The cash dividend declared related to the net profits of fiscal year 2019 and fiscal year 2020 was RMB9,353.6 million and RMB3,614.8 million (US$554.0 million) in total, respectively.

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

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings. The Company may from time to time utilize treasury stock upon vesting of RSUs. The cost of treasury stock reissued is determined using the weighted average method and recorded as a reduction of additional paid-in-capital.

In November 2017, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. On June 11, 2018, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. This expands the US$1.0 billion repurchase program that was approved on November 15, 2017 for a period not to exceed 12 months, bringing the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of expiration date of the program, the Company has repurchased approximately 23.0 million ADSs (equivalent to 114.9 million ordinary shares) for approximately US$1,178.5 million under this program.

In November 2018, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of expiration date of the program, the Company has repurchased approximately 5,075 ADSs (equivalent to 25,375 ordinary shares) for approximately US$0.2 million under this program.

In November 2019, the Company announced that its board of directors has approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months. Under the terms of this program, the Company may repurchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2020, approximately 198,000 Youdao’s ADSs had been purchased for approximately US$3.4 million under this program.

In February 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. On May 19, 2020, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of December 31, 2020, the Company has repurchased approximately 21.1 million ADSs (equivalent to 105.5 million ordinary shares) for approximately US$1,625.1 million under this program.

In February 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021.

25.	Related Party Transactions

The Group had no material transactions with related parties for the year ended December 31, 2018, 2019 and 2020, and no material related parties’ balances as of December 31, 2020.

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

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2018, 2019 and 2020. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2018, 2019 and 2020 (in thousands).

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues:
Online game services	40,190,057	46,422,640	54,608,717
Youdao	731,598	1,304,883	3,167,515
Innovative businesses and others	10,256,920	11,513,622	15,890,901
Total net revenues	51,178,575	59,241,145	73,667,133

Cost of revenues:
Online game services	(14,617,656)	(16,974,234)	(19,847,846)
Youdao	(515,133)	(934,261)	(1,713,229)
Innovative businesses and others	(8,699,637)	(9,777,350)	(13,122,656)
Total cost of revenues	(23,832,426)	(27,685,845)	(34,683,731)

Gross profit:
Online game services	25,572,401	29,448,406	34,760,871
Youdao	216,465	370,622	1,454,286
Innovative businesses and others	1,557,283	1,736,272	2,768,245
Total gross profit	27,346,149	31,555,300	38,983,402

The following table set forth the breakdown of net revenues by type of good or service for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Online games services	40,190,057	46,422,640	54,608,717
Youdao learning services	398,186	699,826	2,154,669
Advertising services	2,769,337	2,581,623	2,653,861
Others	7,820,995	9,537,056	14,249,886
Total Net revenue	51,178,575	59,241,145	73,667,133

The following table presents the total depreciation expenses of property and equipment by segment for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Online game services	235,896	256,181	258,357
Youdao	3,863	6,076	7,239
Innovative businesses and others	201,707	218,850	208,514
Total depreciation expenses of property and equipment	441,466	481,107	474,110

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2020 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical	Observable
		Assets	Inputs
	Total	(Level 1)	(Level 2)
Time deposits-short term	71,079,327	71,079,327	—
Time deposits-long term	6,630,000	6,630,000	—
Equity investments with readily determinable fair values	3,743,590	3,743,590	—
Short-term investments	13,273,026	—	13,273,026
Total	94,725,943	81,452,917	13,273,026

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2019 and 2020, certain equity investments without determinable fair value (Note 10) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB168.4 million and RMB55.6 million incurred and recorded in earnings for the years then ended.

28.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB15.9 billion, or 19% of the Company’s total consolidated net assets, as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.