Form 20-F
period 2021-12-31
NetEase, Inc.
filed 2022-04-28
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 5 ordinary shares, par value US$0.0001 per share	NTES	NASDAQ Global Select Market
Ordinary shares, par value US$0.0001 per share*		NASDAQ Global Select Market*
Ordinary shares, par value US$0.0001 per share	9999	The Stock Exchange of Hong Kong Limited

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

3,273,835,376 ordinary shares, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

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

☐ Yes ☐ No

i

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00: RMB6.3726 on the last trading day of 2021 (December 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conventions that Apply to This Annual Report on Form 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2009 RSU Plan” are to our 2009 Restricted Share Unit Plan adopted in November 2009;
●	“2019 RSU Plan” are to our 2019 Restricted Share Unit Plan adopted in October 2019;
●	“ADSs” are to the American depositary shares, each of which represents five ordinary shares;
●	“AI” are to artificial intelligence;
●	“AR” are to augmented reality;
●	“Boguan” are to Guangzhou Boguan Telecommunication Technology Co., Ltd., a company established under PRC laws;
●	“CAC” are to the Cyberspace Administration of China;
●	“CBIRC are to the China Banking and Insurance Regulatory Commission;
●	“CBRC” are to the China Banking Regulatory Commission;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“CCGs” are to collectible card games;
●	“China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Cloud Music” are to Cloud Village Inc., a company incorporated under Cayman Islands laws, and listed on the Hong Kong Stock Exchange under the stock code “9899” in December 2021 and a majority-controlled subsidiary of our company;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“FIEs” are to Foreign Invested Enterprises;
●	“GAPP” are to the General Administration of Press and Publication of China, currently known as the NPPA;
●	“Guangzhou NetEase” are to Guangzhou NetEase Computer System Co., Ltd., a company established under PRC laws;
●	“Hangzhou Leihuo” are to Hangzhou NetEase Leihuo Technology Co., Ltd. (formerly known as Hangzhou NetEase Leihuo Network Co., Ltd. for identification purposes), a company established under PRC laws;
●	“Hangzhou NetEase Cloud Music” are to Hangzhou NetEase Cloud Music Technology Co., Ltd, a company established under PRC laws;
●	“Hangzhou Yuedu” are to Hangzhou Yuedu Technology Co., Ltd, a company established under PRC laws;

●	“HK$” or “HK dollars” are to the legal currency of Hong Kong;
●	“HNTEs” are to High and New Technology Enterprises;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Hong Kong NetEase” are to Hong Kong NetEase Interactive Entertainment Limited, a company incorporated under Hong Kong laws;
●	“ICP(s)” are to Internet content provider(s);
●	“in-house developed games” are primarily to games developed solely by our game development teams as well as, in some instances, games co-developed with our collaboration partners;
●	“NetEase Hangzhou” are to NetEase (Hangzhou) Network Co., Ltd., a company established under PRC laws;
●	“Machine learning” are to an application of AI that provides systems the ability to automatically learn and improve from experience without being explicitly programmed;
●	“MAUs” for NetEase Cloud Music refers to the monthly average number of users in a given period that have accessed the NetEase Cloud Music application at least once in a given month through mobile devices or PC devices, as the case may be; duplicate access is eliminated from the calculation based on our estimates by user account;
●	“MAUs” for Youdao are to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month (duplicate access to different products and services is not eliminated from the calculation) for a specific period with respect to each of Youdao’s products and services (except for smart devices). MAUs for Youdao are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access Youdao’s products and services using more than one device and multiple users may access our services using the same device;
●	“MMORPGs” are to massively multi-player online role-playing games;
●	“MII” and later “MIIT” are to the Ministry of Information Industry of China which later became the Ministry of Industry and Information Technology of China;
●	“MOBA” are to multi-player online battle arena;
●	“MOC” and later “MOCT” are to the Ministry of Culture of China which later became the Ministry of Culture and Tourism of China;
●	“MOF” are to the Ministry of Finance of China;
●	“MOFCOM” are the Ministry of Commerce of China;
●	“NCIIC” are to the Ministry of Public Security’s National Citizen Identity Information Center of China;
●	“NDRC” are to the National Development and Reform Commission of China;
●	“NMT” are to neural machine translation;
●	“NPPA” are to the National Press and Publication Administration of China;

●	“NRTA” are to the National Radio and Television Administration of China;
●	“OCR” are to optical character recognition;
●	“R&D” are to research and development;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“RPGs” are to role-playing games;
●	“PBOC” are to the People’s Bank of China;
●	“SAFE” are to the State Administration of Foreign Exchange of China;
●	“SAIC” are the State Administration for Industry and Commerce of China, currently known as SAMR;
●	“SAMR” are to the State Administration for Market Regulation of China;
●	“SAPPRFT” are to State Administration of Press, Publication, Radio, Film and Television of China, formerly the General Administration of Press and Publication of China and the State Administration of Radio, Film and Television of China, and since March 2018 has been reformed and became the National Radio and Television Administration and the National Press and Publication Administration (National Copyright Administration);
●	“SCIO” are to the State Council Information Office of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of shares and, where the context requires, ADSs;
●	“share(s)” or “ordinary share(s)” are to ordinary share(s) in our capital with par value of US$0.0001 per share;
●	“SLGs” are to simulation games;
●	“STA” are to the State Taxation Administration of China;
●	“US$,” “dollars” and “U.S. dollars” are to the legal currency of the United States;
●	“U.S. Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entities,” “VIE” or “VIEs” are to the variable interest entities, or any one of them, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries;
●	“VR” are to virtual reality;
●	“Yanxuan” are to Hangzhou NetEase Yanxuan Trading Co., Ltd., a company established under PRC laws;
●	“Youdao” are to Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol “DAO” in October 2019 and a majority-controlled subsidiary of our company;

●	“Youdao Computer” are to Beijing NetEase Youdao Computer System Co., Ltd., a company established under PRC laws; and
●	“Youdao Information” are to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company established under PRC laws.

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

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

NetEase, Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as the PRC laws and regulations currently in effect restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEsand be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “NetEase” refers to NetEase, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 83.5%, 84.4% and 85.9%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the NetEase group, represented 8.7% and 8.5% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of NetEase. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”for a detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. For more information on the permission required from the PRC authorities for our operations and offerings, please also see “Item 4. Information on the Company—4.B. Business Overview—Permission Required from the PRC Authorities for Our Operations and Offerings.” The PRC government has recently published new policies that significantly affected some of the industries in which we operate and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our ADSs and ordinary shares to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Risks Related To Our Company And Our Industry

●	Risks Related to Our Online Games Business
●	Risks relating to developing new online games and growing the popularity of existing online games
●	Risks relating to claims regarding our gaming contents resulting in negative publicity or a governmental response
●	Risks relating to additional restrictions to limit online game playing by the Chinese government
●	Risks relating to uncertainties in obtaining approval for new games
●	Risks relating to international operations of our online game services
●	Risks relating to third-party platforms that distribute our mobile games and collect payments

●	Risks relating to maintaining our existing licenses of game or intellectual property
●	Risks relating to illegal game servers, acts of cheating by players and sales and purchases by players of our game accounts and virtual items through third-party auction websites
●	Risks Related to Our Other Businesses
●	The changes in Youdao’s business strategies and offerings may make it difficult to evaluate our future prospects.
●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our Youdao business’s compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect Youdao’s business, financial condition, results of operations and prospect.
●	Risks relating to user acceptance of Youdao, and market trend of integration of technology and learning, and the development and application of our technologies to support and expand Youdao’s product and services
●	Risks relating to obtaining legal and regulatory approvals, licenses or permits of our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses
●	Risks relating to obtaining licenses for the music content necessary to provide our music streaming services, and our ability to attract and retain users
●	Risks relating to generating and maintaining significant advertising revenue
●	Risks relating to growing our e-commerce business
●	Risks Related to Our Operations Overall
●	Risks relating to competing successfully against new entrants and established industry competitors and keeping up with rapid changes in technologies and user behavior and innovating and exploring new areas of operations
●	Risks relating to gross profit margin and profitability affected by changes in our mix of revenues
●	Risks relating to credit risk on our accounts receivable
●	Risks relating to a prolonged slowdown in the PRC or global economy
●	Risks relating to compliance with laws and other obligations regarding data protection in China and outside of China
●	Risks relating to breaches of our information technology systems and system failure or performance inadequacy that causes interruptions of our services
●	Risks relating to our ability to retain our existing key employees and to add and retain senior officers to our management
●	Risks relating to natural disasters, widespread public health problems, other outbreaks and epidemics and other events

Risks Related To Our Corporate Structure

●	Risks relating to regulatory changes relating to the contractual arrangements with the VIEs and the viability of our current corporate structure, corporate governance and business operations
●	Risks relating to maintaining operational control of the VIEs through contractual arrangements
●	Risks relating to the shareholders who have significant influence over our company and our affiliated entities
●	Risks relating to our arrangements with our affiliated entities

Risks Related To Doing Business In China

●	Risks relating to China’s political and economic policies
●	Risks relating to compliance with and changes in PRC laws and regulations relating to telecommunications, internet, foreign investment, tax, online games, virtual asset property rights, consumer protection and financial transactions
●	Risks relating to claims and liabilities based on the information and content on our platforms
●	Risks relating to uncertainties with respect to the Anti-Monopoly Guidelines for the Internet Platform Economy Sector
●	Risks relating to our ability to protect our intellectual property from being infringed
●	Risks relating to currency exchange rates

Risks Related To Our ADSs And Shares

●	Risks relating to being delisted from the Nasdaq under the Holding Foreign Companies Accountable Act if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years
●	Risks relating to the volatility of the trading price of our ADSs and shares
●	Risks relating to the different listing rules and regulations that apply to us
●	Risks relating to the limitation of the voting, inspection and other rights of holders of ADSs

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

In addition, new technologies in online game programming or operations could render our current online titles or games in development obsolete or unattractive to our players, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, in the past, when the gaming industry was transitioning to mobile games, we began devoting significant resources to developing games that can be operated on mobile devices. As of December 31, 2021, we had commercially launched over 100 in-house developed and/or licensed mobile games, including the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Onmyoji, the mobile version of New Ghost, Invincible, Knives Out, Identity V, LifeAfter, Sky, Revelation mobile game and Harry Potter: Magic Awakened. While we continue to invest in mobile games, the market for mobile games is rapidly evolving with games in an expanding range of genres being introduced by us and our competitors, and we cannot guarantee that we will be able to effectively compete in the mobile game market. We will also need to continue investing in the development of new technologies, such as virtual reality, and bring new features and functionalities to our games, as well as enhance the user experience on our various platforms.

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

As part of its anti-addiction online game policy, the Chinese government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For example, in April 2007, GAPP and several other government authorities jointly promulgated the Notice Concerning the Protection of Minors’ Physical and Mental Well-being and Implementation of Anti-addiction System on Online Games, or the Anti-Addiction Notice, which confirmed the real-name verification proposal and required online game operators to develop and test their anti-addiction systems from April 2007 to July 2007, after which no online games can be registered or operated without an anti-addiction system in accordance with the Anti-Addiction Notice. Accordingly, we implemented our anti-addiction system to comply with the Anti-Addiction Notice. Since its implementation, we have not experienced a significant negative impact on our business as a result of the Anti-Addiction Notice. The Law of the PRC on the Protection of Minors (“Minors Protection Law”) issued by the National People’s Congress Standing Committee on September 4, 1991 was recently amended on October 17, 2020 and became effective on June 1, 2021, pursuant to which online game service providers are required to classify the game products in accordance with relevant regulations and standards, give age-appropriate tips and take technical measures to prevent minors from contacting improper game or game function. Violation of the Minors Protection Law could result in rectification, confiscation of illegal gains and penalties. More recently, in 2019, the NMPA restricted play of online gamers under 18 years of age to 90 minutes on weekdays and three hours on weekends. In September 2021, the Chinese government and regulatory authorities further limited the play of online gamers under 18 by prohibiting play on weekdays and limiting playing for one hour a day on Fridays, Saturdays and Sundays.

To identify that a game player is a minor and is thus subject to the online game anti-addiction system, a real-name registration system must be adopted to require players to register their real identity information before playing online games. Pursuant to the Notice Regarding the Initiation of Work on the Online Games Real-Name Verification System to Prevent Online Gaming Addiction, or the Commencement of Real-Name Authentication Notice, issued by eight government authorities on July 1, 2011, online game (excluding mobile game) operators must submit the identity information of game players which needs to be further verified to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification since October 1, 2011, in an effort to prevent minors from using an adult’s ID to play online games. Violation of the Anti-addiction Notice and the Commencement of Real-name Authentication Notice could result in the termination of the operation of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia, or the Implementation Scheme, was issued jointly by eight PRC regulatory authorities at the national level, including the NPPA and the NRTA. The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the NPPA will control the number of new online games and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the NPPA promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 10:00 pm to 8:00 am the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed 3 hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor’s age. On August 30, 2021, the NPPA issued the Notice on Further Strict Administration to Prevent Minors from Indulging in Online Games, which provides that online game operators may only provide one-hour online game services to minors from 8:00 p.m. to 9:00 p.m on every Friday, Saturday, Sunday or PRC statutory holiday. In addition, the Notice sets forth that all the online games shall be connected to the real-name verification system for anti-addiction to online games of NPPA, and online game operators shall not provide game services in any form to any users without real-name registration and login. We have updated our anti-addiction systems accordingly to comply with the above-mentioned requirements. We do not believe that the Implementation Scheme has had or will have any material impact on our gaming operations because minors comprise only a small percentage of our total user base, but we cannot assure you that any future regulations or restrictive rules will not adversely affect our operations.

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

All games we release in China require government approvals. Moreover, even after certain games have received government approvals, certain expansion packs with material changes to the content and additions to the descriptions of those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games. In particular, game approvals experienced certain delays from March 29, 2018 to December 28, 2018 and again from July 23, 2021 to April 10, 2022 respectively, during which periods the PRC game regulatory authority, NPPA, did not release any new domestic online game approvals. We are not certain of the cause of the delays. In addition, no laws, regulations or official clarifications had been promulgated or published in relation to such delay and resumption of the assessment and pre-approval procedures, and it is unclear when the approval process will return to normal and whether there will be any similar delays in the future. We cannot predict the effect any future delay in approvals may have on our results of operations.

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

The media in China has reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While we believe that such events were not related to our online games, it is possible that our reputation, as one of the leading online game providers in China, could be adversely affected by such behavior. In response to the media reports, in August 2005 the Chinese government enacted regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed Player Kills, or PK. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. See “—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. These and any other new restrictions on online games may materially and adversely impact our business and results of operations.” If the Chinese government determines that online games have a negative impact on society, it may impose certain additional restrictions on the online game industry, which could in turn have a material and adverse effect on our business and results of operations.

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

An important component of our growth strategy involves the further expansion of our online game services and game player base internationally. In particular, we have launched our popular games Knives Out and Identity V in Japan, North America and other markets across the globe, MARVEL Super War in several Southeast Asia markets, The Lord of the Rings: Rise to War in Europe, the Americas, Oceania and Southeast Asia and Naraka: Bladepoint globally. In the future, we plan to continue to launch our online games in various international markets. The expansion of our online game services to markets outside of China will involve a variety of risks, including:

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
●difficulties in adapting and/or developing games which effectively address cultural differences and consumer preferences and are compliant with the local legal and regulatory environment;
●difficulties in managing a business in international markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;
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

Furthermore, a few of these third-party platforms dominate the mobile application distribution channels. Any changes in the revenue-sharing, payment or other arrangements that we have with any of the major third-party application distribution platforms may materially impact our revenue and profitability. Failure to renew any revenue-sharing agreement or any other material agreement with these major third-party distribution platforms may result in discontinued or limited access to such distribution platforms, which could harm our business. In addition, changes in the credit period or the settlement cycle terms of these third-party platforms may materially and adversely affect our cash flow. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations depend in part on continued growth of the online game industry in China and other markets where our games are published, particularly the Asia-Pacific region and North America. The online game industry is affected by a number of factors that are beyond our control, including:

●general economic conditions and the level of discretionary spending devoted by players to non-essentials such as acquiring in- game virtual items;
●	the availability and popularity of other forms of interactive entertainment, particularly games on console systems which are more popular in North America, Europe and Japan but which we have only recently began to develop, and other leisure activities;
●the availability of reliable telecommunication and internet infrastructure and sufficient server bandwidth in the markets where we operate;
●	evolving PC, smartphone and tablet technologies;
●	changes in game player demographics and public tastes and preferences;
●	any government restrictions on the playing of online games; and
●	the availability and popularity of alternative gameplay models such as cloud-gaming services.

There is no assurance that the online game industry will continue to grow in future periods at any particular rate or at all.

We may not be successful in making our mobile games profitable, and our profits from mobile games may be relatively lower than the profits we have enjoyed historically for PC games.

We generate a large portion of revenue in our online games segment from our mobile games. 71.4%, 71.9% and 70.4% of our total net game revenues were generated from mobile games for the years ended December 31, 2019, 2020 and 2021, respectively. In addition, 56.0%, 53.3% and 50.5% of our total net revenues were generated from mobile games for the years ended December 31, 2019, 2020 and 2021, respectively, and 22.4%, 20.8% and 21.2% of our total net revenues were generated from our PC games for the same periods, respectively. Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC games, because, in order to gain access to our games on mobile application stores, which are the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC games. In addition, our mobile games tend to cover a wider variety of genres, some of which have historically had relatively lower profitability than that of our PC games. Furthermore, we are releasing more of our mobile games overseas, which may involve additional marketing and distribution costs and further impact the profitability of our mobile games.

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

We may not be able to maintain stable relationships with our existing game licensors and co-developers, and we may experience difficulties in the operation of the online games licensed from them.

Several mobile and PC games we offer are licensed from third-party developers, which accounted for 7.5%, 9.1% and 9.5% of our total net revenues in 2019, 2020 and 2021, respectively. For example, starting in August 2008, Blizzard Entertainment, Inc. (together with its affiliated companies, referred to as Blizzard in this annual report) agreed to license certain online games developed by it to Shanghai EaseNet Network Technology Co., Ltd., or Shanghai EaseNet, for operation in the PRC. Shanghai EaseNet is a PRC company owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. In January 2019, Shanghai EaseNet and Blizzard extended the term of the existing game licenses by Blizzard to Shanghai EaseNet to January 2023. These games include World of Warcraft®, StarCraft® II, Diablo® III, Hearthstone®, Heroes of the Storm® and Overwatch®, all of which have been commercially launched. In addition to our relationship with Blizzard, in May 2016, we entered into an exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license the operation of Minecraft in the PRC to us until 2022. In May 2019, we extended the term of the Minecraft license for an additional year to August 2023. If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could harm our operating results and business.

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

We also offer games that are co-developed such as Harry Potter: Magic Awakened and are currently co-developing Diablo ImmortalTM, a mobile massively multiplayer online action role-playing game, or MMO action-RPG, with Blizzard. If we are unable to maintain stable relationships with our co-developers, we may not be able to ensure the smooth development and operation of these co-developed online games, and our co-developers may terminate their business relationships with us, which could harm our operating results and business.

We receive relatively lower profits from the operation of online games that we license from third-party developers, and we are subject to certain financial obligations in connection with such licenses.

Our revenue sharing arrangements for games that we license from third-party developers provide us with relatively less profit than games that we develop in-house. Moreover, to secure the rights to games from such developers, we are required, as licensee of the games, to pay them royalties for the games over the terms of the licenses, to make minimum marketing expenditure commitments, or to provide funds for hardware to operate the games, or a combination of the forgoing. See Item 4.B. “Business Overview—Our Services—Online Game Services—Our Games—Our Game Library—Licensed Games.” for details about these arrangements. In some cases, we may not be able to recoup our investments in such games. We often must make such commitments and investments without knowing whether the games we are licensing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable.

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

Certain of our online games rely on intellectual property license agreements which give us the right to use certain names, characters, logos or storylines in connection with online games developed by us. For example, we have a license agreement with Marvel Entertainment to create mobile games based on Marvel characters and storylines and collaborate with Warner Bros. Interactive Entertainment to create a mobile game based on characters and storylines inspired by the Wizarding World. If we were to breach any material term of these license agreements, the licensor could terminate the agreement. If the licensor were to terminate our rights to use any such intellectual property for this reason or any other reason, or if a licensor decides not to renew a license agreement upon the expiration of the license term, the loss of such rights could have a material adverse effect on our business. In addition, it can be difficult to identify a suitable intellectual property that can be adapted for use in online games and is recognizable to players in China and elsewhere, and we face significant competition for the rights to such intellectual property from other online game companies. Obtaining license rights, and particularly exclusive license rights, to use third-party intellectual property for use in online games can involve significant expense. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain intellectual property owners based outside of China, and our ability to utilize their intellectual property in China may be adversely affected by the scrutiny of such arrangements by the relevant Chinese authorities.

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

If we suspect a player of installing cheating programs on our online games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other media. Such activities to regulate the behavior of our users are essential to maintaining a fair playing environment for our users. However, our users may dispute our regulatory activities and institute legal proceedings against us for damages or claims. Our business, financial condition and results of operations may be materially and adversely affected as a result.

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

Risks Related to Our Other Businesses

The changes in Youdao’s business strategies and offerings may make it difficult to evaluate its future prospects.

Our majority-controlled subsidiary Youdao has historically generated a significant portion of its net revenues from after-school tutoring services for academic subjects included in China’s compulsory education system for grades K-9, which we refer to as the Academic AST Business. In order to comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, Youdao has recently disposed of its Academic AST Business. In connection with this disposal, Youdao has been proactively seeking to transition to becoming a leading, technology-focused intelligent learning company. As part of these efforts, Youdao has recently launched a number of new products and services, such as Youdao Listening Pod and Youdao Smart Learning Terminal 2.0, and its learning services have been restructured to focus mainly on STEAM courses and adult and vocational courses.

The significant changes in Youdao’s business strategies and offerings have not only rendered its historical results no longer indicative of its future performance, but they may also have some or all of the following unintended effects:

●	Some users, students, customers and business partners may not receive the changes in Youdao’s business strategies and offerings in a positive manner, and relationships with these parties may be jeopardized;
●	Youdao’s new products and services may not be accepted by its users as we expect;
●	Youdao’s new products and services may not attract users and customers or generate the revenue required to succeed;
●	The underlying assumptions and estimates about Youdao’s new businesses and the new markets that it attempts to enter into may prove incorrect, which may cause Youdao’s actual results of operations to fall short of our expectations;
●	To the extent Youdao enters into new businesses, its previous operating history may be of limited use for investors to evaluate Youdao’s future performance and prospects;
●	The development of new products and services could be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;
●	Expenses will be incurred in the implementation of the new business strategies and the implementation process, which could be substantial; and
●	The changes in organizational structure that will be required to support the changes in Youdao’s business strategies and offerings may lead to dissatisfaction among employees which could make it more difficult for Youdao to retain key employees.

If we are unable to successfully address these risks and uncertainties, Youdao’s and hence our business, financial condition and results of operations could be materially and adversely affected.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our Youdao business’s compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect Youdao’s business, financial condition, results of operations and prospects.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that have materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements for after-school tutoring institutions. Youdao’s business, financial condition, results of operations and prospects have been and will continue to be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Youdao has recently disposed of its Academic AST Business, and may in the future take further actions to streamline its tutoring services to comply with such applicable laws and regulations. It remains uncertain whether the PRC government will promulgate more specific and/or stringent requirements for academic after-school tutoring institutions, or academic AST institutions, providing tutoring services on academic subjects for students in grades 10 to 12. To the extent such requirements were to be implemented, Youdao may be required to take actions to comply with such requirements including potentially ceasing to offer after-school tutoring courses on academic subjects for students in grades 10 to 12. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that Youdao’s operations will be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner or at all.

In addition, certain aspects of our Youdao business may be deemed to not be in full compliance with relevant laws and regulations regarding online after-school tutoring services. We have been making and will continue to make efforts to comply with such regulations as well as requirements from the relevant government authorities during such inspections. We cannot assure you, however, that we will comply with such regulatory requirements in a timely manner, or at all. It is also uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry, and there is no assurance that we can comply with any such newly promulgated laws, regulations and guidance in a timely manner, or at all. Moreover, Youdao’s business may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses already obtained, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education businesses.

The success and future growth of our Youdao business will be affected by the user acceptance and market trend of integration of technology and learning.

Youdao’s business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. Intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards. Even with the proliferation of internet and mobile devices in China, we believe that some of Youdao’s users and students may still be inclined to choose traditional face-to-face learning approaches over virtual learning as they find the former more intimate and reliable. We cannot assure you that Youdao’s products and services will continue to be attractive to our users in the future. If Youdao’s offering of learning services and smart devices becomes less appealing to our users, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

If we fail to develop and apply our technologies to support and expand Youdao’s product and service offerings or if we fail to timely respond to the rapid changes in industry trends and user preferences, our Youdao business may be materially and adversely affected.

Over the years, we have developed a number of core technologies to support Youdao’s comprehensive suite of products and services. We also rely on technologies to build and maintain Youdao’s information technology infrastructure. The intelligent learning industry in the PRC is subject to an evolving regulatory landscape and rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Youdao’s technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by Youdao’s competitors could render its offerings less attractive or obsolete thus materially affecting Youdao’s business and prospects. In addition, our substantial investments in Youdao’s technologies may not produce expected results. If Youdao fails to continue to develop, innovate and utilize its technologies to support and expand its product and service offerings or if our competitors develop or apply more advanced technologies, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

We are subject to laws related to music streaming, live streaming and online entertainment industries. Any failure to comply with or any changes in the applicable laws, regulations, policies and guidelines may adversely impact the prospects and results of operations of our services in such industries.

We operate our online music platform via our majority-controlled subsidiary, Cloud Music. The business and services of Cloud Music must comply with laws, regulations, policies and guidelines promulgated by PRC government authorities related to music streaming, live streaming and online entertainment industries. In addition, Cloud Music and its subsidiaries are required to obtain various government approvals, licenses and permits or make various registrations and filings to provide internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If Cloud Music fails to obtain and maintain approvals, licenses or permits required for its business or fails to comply with applicable laws, regulations, policies and guidelines, we could be subject to liabilities, penalties, impediments in development of such business models and disruptions to its operations, which could materially and adversely affect the business of Cloud Music. Moreover, any adverse change in applicable laws, regulations, policies and guidelines or introduction of new laws, regulations, policies or guidelines may impose additional requirements on us and materially and adversely affect the results of operations of Cloud Music. For example, under applicable PRC laws and regulations, platforms providing show live streaming or e-commerce live streaming online should have registered their information and business operations by November 30, 2020. Live streaming platforms that provide network audio-visual program services must hold an Audio and Video Service Permission (the “AVSP”) or complete the registration in the national network audio-visual platform information registration management system. For more information, see “Regulations — Regulations on Internet Live Streaming Services.” Cloud Music and its subsidiaries have not completed such registration yet, and we cannot assure you that such registration will be completed in the future or that Cloud Music will no longer be required to hold an AVSP if and when such registration is completed.

In addition, pursuant to applicable PRC laws and regulations, users who have not registered with their real names or who are minors are prohibited from engaging in virtual gifting. Additionally, live broadcasting service providers are not allowed to register online live broadcasting publisher accounts for minors under the age of 16, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts. On August 30, 2021, the MOCT published the Online Performance Brokerage Agencies Measures. According to the Online Performance Brokerage Agencies Measures, online performance brokerage agencies shall not provide online performance brokerage services to minors under the age of 16 and if online performance brokerage services are provided to minors over the age of 16, identity information of the minors shall be verified, and written consent shall be obtained from their guardians. The PRC government may further tighten the account registration and identity verification requirements for minors or impose a higher standard with respect to the registration and identity verification for all users on our platforms in the future, which may require us to upgrade our system, purchase additional services from third-party service providers and incur additional costs. Any such event may deter potential users from registering with our platforms, which may in turn adversely affect the growth of our user base and business prospect.

Moreover, the regulatory environment of virtual gifting in live streaming service is tightening. The Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting (the “Notice 78”) and Online Performance Brokerage Agencies Measures set forth certain restrictions on inducing users to spend or to promote performers on their platform. For detailed information, please refer to “Regulations —Regulations on Internet Live Streaming Services.” The Notice 78 and the Online Performance Brokerage Agencies Measures are relatively new, and the interpretation and enforcement of these regulations involve uncertainties. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional restrictions on virtual gifting. Any limits or restrictions on user spending on virtual gifting ultimately imposed may negatively impact activities of virtual gifting on our platforms, as well as negatively impact our revenues derived from virtual gifting. As a result, Cloud Music’s business, financial conditions and results of operations may be adversely affected.

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

For example, our e-commerce business is subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. See below “—Risks Related to Doing Business in China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.” We may also be required to obtain licenses and permits from different regulatory authorities in order to sell certain categories of products on our e-commerce platform. Additionally, the online activities of all of these businesses are subject to PRC regulations governing foreign ownership of companies in the internet industry and the licensing requirements pertaining to them, as well as internet access and the distribution of online content including music, music videos, online educational content and other forms of content over the internet. See below “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

Moreover, as these industries are evolving rapidly in China, the interpretation and application of the existing PRC laws and possible new laws, regulations or policies have created substantial uncertainties regarding our businesses. We cannot assure you that we have obtained all the approvals, licenses or permits required for our businesses or will be able to maintain our existing approvals, licenses or permits. If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations, we may be required to obtain additional licenses or permits or be subject to fines and/or other sanctions. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. Failure to maintain or regain compliance may materially and adversely affect our business, financial condition and results of operations.

Our controlling interest in Youdao and/or Cloud Music may be diluted if Youdao and/or Cloud Music raise additional capital with the issuance and sale of additional equity in the future.

Youdao, our majority-controlled subsidiary listed on the New York Stock Exchange, and/or Cloud Music, our majority-controlled subsidiary listed on the Hong Kong Stock Exchange, may need additional capital in the future to fund their continued operations and support their business growth. As Youdao and/or Cloud Music will continue to invest heavily in improving technologies, expanding their marketing efforts, hiring qualified personnel and offering additional products, services and contents, Youdao and/or Cloud Music may not generate sufficient revenue to offset such expenses. In the future, should Youdao and/or Cloud Music require additional liquidity and capital resources to fund their business and operations, Youdao and/or Cloud Music may need to obtain additional financing, including issuing and selling additional equity or equity-linked securities, or issuing additional equity awards to incentivize their employees, which would dilute our interests in Youdao and/or Cloud Music.

Youdao, our majority controlled subsidiary, relies on our financial support.

Since its formation, Youdao has received various financial support from the NetEase group, among others, currently including a RMB878.0 million short-term loan and US$300.0 million revolving loan facility. If Youdao’s management cannot implement an effective business plan in light of the changing regulatory environment to generate operating cash flows and continue to be able to obtain other sources of financing as necessary for Youdao’s future development, it will continue to rely on the financial support from the NetEase group for its continuing operations.

We have devoted, and will continue to devote substantial efforts to monetizing our user base in Cloud Music’s music streaming business. If we fail to effectively execute such monetization strategies, Cloud Music’s business may be materially and adversely affected which may adversely affect our consolidated results of operations.

Our music streaming business is operated by our majority controlled subsidiary Cloud Music, and we have devoted substantial efforts to monetizing its user base by increasing the number of paying users and cultivating users’ willingness to pay for music. Cloud Music monetize its music streaming platform primarily through the sales of membership subscriptions for online music services and sales of virtual items for social entertainment services. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. It is crucial to balance, on the one hand, creating sufficient monetization opportunities, which enhances the revenues of our platform, and, on the other hand, maintaining an enjoyable platform, which helps to maintain a sizable user base, high user engagement and associated network effect. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain Cloud Music’s revenue growth.

In order to increase the number of our paying users and cultivate our users’ willingness to pay for music content and social entertainment services, we will need to address a number of challenges, including but not limited to providing consistently high-quality and user-friendly experience, continuing to curate a catalogue of engaging content and continuing to introduce new, appealing products, services and content that users are willing to pay for. If we fail to address any of these challenges, especially if we fail to offer high-quality music content and superior user experience to meet user preferences and demands, Cloud Music may not be successful in increasing the number of paying users and cultivating users’ willingness to pay for music content and social entertainment services, which could have a material adverse impact on Cloud Music’s business, and negatively impact our consolidated results of operations.

If we fail to anticipate user preferences to provide online music streaming content catering to user demands, or maintain the activeness of our services to users and business partners, Cloud Music’s business may be materially and adversely affected which may adversely affect our consolidated results of operations.

Constantly changing consumer preferences have affected and will continue to affect the music industry, in particular online music platforms. Given that our music streaming business operates in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential users. If Cloud Music fails to cater to the needs and preferences of Cloud Music’s users and control our costs in doing so or fail to deliver compelling user experience, Cloud Music may suffer from reduced user traffic, and Cloud Music’s business may be materially and adversely affected which may adversely affect our consolidated results of operations.

Maintaining and enhancing the “NetEase Cloud Music” brand is critical to expanding Cloud Music’s base of users, advertisers, content contributors and other partners. Maintaining and enhancing this brand will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our listeners and attract advertisers, content owners and other parties to work with us, which we may not do successfully. Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. In addition, if our partners fail to maintain high standards for products that integrate our service, the strength of our brand could be adversely affected.

Our music streaming business partners include music labels, advertisers, talent agencies and others. We help our advertisers reach and engage with their target users through the services and solutions we offer through Cloud Music. Our ability to grow our revenues to a certain extent depends on our ability to retain and enhance our relationships with our existing business partners and attract new ones. Our success also depends on our ability to provide effective services and solutions that meet the expectations of our business partners. For instance, if we fail to develop new advertisement formats or effective marketing solutions that are appealing to our business partners, they may turn to our competitors for alternative services. Our business also relies on content, services and technologies provided by some business partners. If we fail to retain and enhance our business relationships with these business partners, or if these business partners choose to terminate or change the terms of our cooperation arrangements for strategic, financial or other reasons, we may suffer content loss, service interruptions or reduced revenues, which may have a material and adverse effect on Cloud Music’s business and may adversely affect our consolidated results of operations.

We depend on third-party licenses for a significant portion of our music content, and any adverse changes to, or loss of, our relationships with these music content providers may materially and adversely affect Cloud Music’s business which may adversely affect our consolidated results of operations.

Significant portions of our music offerings are licensed from music content partners, including music publishers and labels in China and internationally with whom we have entered into licensing agreements. There is no assurance that the licenses currently available to us will continue to be available in the future at royalty rates and on terms that are favorable, commercially reasonable or at all.

There is also no guarantee that we have all of the licenses for the music content available on our platform, as we need to obtain licenses from many copyright owners, some of whom are unknown, and there are complex legal issues such as open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that copyright owners, talent agencies, or legislative or regulatory bodies may require or attempt to require us to enter into additional license agreements with, and pay royalties to, newly defined groups of copyright owners, some of which may be difficult or impossible to identify.

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

A portion of our revenues is generated from our advertising services, but we may not be able to compete effectively in this market because of its rapidly evolving nature and intense competition, in which case our ability to generate and maintain advertising revenue in the future could be adversely affected.

Although we anticipate that the revenues generated by our online games will continue to constitute the major portion of our future revenues, we believe that we will continue to rely on advertising as a source of revenue for the foreseeable future. The popularity of online advertising in China has been growing quickly in recent years, and many of our current and potential advertisers have gained experience with using the internet as an advertising medium. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

●	macroeconomic conditions;
●	operations and financial conditions of our advertisers and the general level of advertiser spending;
●	the development of a large base of users possessing demographic characteristics attractive to advertisers;
●	competition with other major and emerging online advertising platforms;
●	the development of software that blocks internet advertisements before they appear on a user’s screen;
●	downward pressure on online advertising prices; and
●	the effectiveness of our advertising delivery and tracking system.

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

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

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

Our gross profit may fluctuate from period to period due to a shifting mix of services and products we sell due to changes in the relative demand for them in the marketplace. Shifts in the mix of our revenue contributed by our different business lines (or by shifts in the sales of individual services or products within such businesses) can impact our gross profit because they generally produce a different level of gross margin. For example, in general our Youdao, Cloud Music and innovative businesses and others segments have had lower gross profit margins compared to our online game services segment. These individual gross margins in turn can be impacted in any given period by factors such as competition, the implementation of new regulatory requirements and other factors. If the mix of services and products sold shifts from higher margin business lines to lower margin lines as a result of differing growth rates among such lines (or to lower margin services and products within business lines), our overall gross profit margin and profitability may be adversely affected.

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

We derive a substantial portion of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile internet usage and advertising. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates. In recent years, the rate of economic growth in the PRC has slowed down in general. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the internet generally and within our ecosystem. In addition, any future escalation of the ongoing trade war between the United States and China or ongoing impact of the coronavirus may negatively impact the growth in both the Chinese economy and the global economy as a whole. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws in China relating to the collection, use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between our company and our subsidiaries and the VIEs and among our company, our subsidiaries, the VIEs and other parties with which we have commercial relations. These laws are continuing to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

According to the Cyber Security Law of the People’s Republic of China, or Cyber Security Law, which was promulgated by the National People’s Congress Standing Committee on November 7, 2016, and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. We have undertaken significant measures in an effort to ensure compliance with the Cyber Security Law. Subsequently, on November 14, 2021, the CAC issued the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”) for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing abroad of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective from February 15, 2022. The Cybersecurity Review Measures require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, including that any network platform operator which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Any violation of such cybersecurity laws and regulations by us may result in warnings and fines, and if we refuse to rectify or have caused severe consequences such as endangering data security, we may be further subject to suspension of our non-compliant operations, revocation of relevant approvals or business licenses or other sanctions. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any warning or sanction in such respect or any regulatory objections to our listing status from the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law which became effective on September 1, 2021. The PRC Data Security Law provides a national data security review system under which data processing activities that affect or may affect national security shall be reviewed. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on the specific circumstances. On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection (“CII Regulations”), which became effective on September 1, 2021. Pursuant to the CII Regulations, competent authorities as well as the supervision and administrative authorities of important industries such as information services are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The critical information infrastructure operators shall, in accordance with relevant laws and regulations, and on the basis of the classified cybersecurity protection, take technical protection and other necessary measures to handle cybersecurity events, guard against cyber-attacks and illegal and criminal activities, ensure the safe and stable operation of the critical information infrastructures, and maintain data integrity, confidentiality and availability. If we are deemed to be a “critical information infrastructure operator” under the CII Regulations, violation of provisions thereto could result in rectification, confiscation of illegal gains, fines and other legal or administrative sanctions. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information abroad, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC of personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. These newly promulgated laws and regulations reflect the PRC government’s further attempts to strengthen the legal protection for national network security, data security, the security of critical information infrastructure and the security of personal information protection. These laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to their interpretation and implementation. We may need to adjust our business operations and systems to comply with these laws and regulations regarding network security, data security and personal information from time to time.

Recently, there has also been an increased focus on ensuring that mobile apps comply with privacy regulations. The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019 and commenced a coordinated effort among the CAC, MIIT, the Ministry of Public Security and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. On March 12, 2021, CAC, MIIT, MPS and SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021 and provide guidance regarding the “essential personal information” for different types of mobile apps. Pursuant to such rules, mobile apps may not deny user access to an apps’ basic functional services in the event that the users refuse to provide non-essential personal information. If any of our mobile apps are not in compliance with these regulations, we could be subject to potentially serious penalties, including revocation of our business licenses and permits.

We believe our business operations do not violate any of the above PRC laws and regulations currently in force in material aspects.We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

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

We may be subject to similar data protection laws and other obligations in jurisdictions outside of China where we operate, including the European Union General Data Protection Regulation (“GDPR”), and state and federal privacy laws in the United States, including the California Consumer Privacy Act of 2018 (“CCPA”), the California Privacy Rights and Enforcement Act (“CPRA”), and other new and emerging comprehensive state privacy laws.

The GDPR has applied directly in all European Union member states since May 25, 2018 and applies to the processing carried out by companies with an establishment in the European Economic Area, or EEA, and to the processing carried out by certain other companies which are not established in the EEA but offer goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. The GDPR implements stringent operational requirements for controllers and processors of personal data, including, for example, disclosures on how personal data is to be used, limitations on retention of personal data and implementation of appropriate safeguards for transfer of personal data out of the EEA (such requirements have been further strengthen following the ruling of the Court of Justice of the European Union issued on July 16, 2020, the so-called Schrems II ruling), cyber security requirements, mandatory data breach notification requirements and requirements for controllers to demonstrate that they have relied on a valid legal basis to carry out data processing activities. Failure to comply with European Union laws and other laws relating to the security of personal data may result in significant fines, such as those applicable under the GDPR which can amount up to EUR20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and additional penalties pursuant to European Union member states laws may apply, including criminal liability.

In addition to existing privacy considerations at both the federal and state level in the United States, several states have recently enacted similarly comprehensive privacy laws. California enacted legislation affording consumers expanded privacy protections, including the CCPA, that went into effect as of January 1, 2020. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023), expanded rights to transparency (e.g., detailed information about how personal information is collected, used, and shared), access to, and deletion of their personal information, and a right to opt out of the sharing of certain personal information. The California Attorney General issued implementing regulations that also provide additional details regarding requirements for covered businesses. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for certain data breaches that may increase data breach litigation and liability, in light of the potential for statutory damages. Additionally, a new privacy law, the CPRA was approved by California voters, and will take effect January 1, 2023. The CPRA significantly modifies the CCPA, and is set to sunset exemptions regarding employment-related and business-to-business related information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The CPRA also invests enforcement power in a first-of-its-kind in the U.S. enforcement agency, the California Privacy Protection Agency, which provides for additional unknowns relating to costs and risks for potential legal liability. Several other states have either passed or are considering additional comprehensive state privacy laws, with Virginia, Colorado, and Utah already passing such laws. The passing of these states’ laws, and other laws globally, is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation, even if unlikely to pass.

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

Although we believe that we have not experienced any material hacking activity or security breach that allowed unauthorized access to any information stored on our information technology systems or caused any loss or corruption of personal information and other data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. Although these are industry wide problems that affect many companies worldwide, we anticipate that we may be subject to additional attacks in the future because of the high profile of our company in the Chinese internet industry. We take a number of measures to ensure that our information technology systems are secure, including ensuring that our servers are hosted at physically secure sites and limiting access to server ports. We also use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities. Third parties may also attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems. We expect that we will be required to continue to expend significant resources on system security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security.

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

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. We have servers and routers in several different countries, with most of our servers and routers are currently located at several different locations in China. Our disaster recovery plan may not fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, geopolitical events and similar events. If any of the foregoing occurs, we may experience a system shutdown. We do not carry any business interruption insurance. To improve performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

Our business could be adversely affected by widespread public health or other outbreaks and epidemics.

COVID-19, a novel strain of coronavirus, has spread worldwide. Many governments around the world have implemented a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. While COVID-19 vaccines have been approved in various countries, there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes COVID-19.

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

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and any of its variants and the actions to contain COVID-19 or treat its impact, among others. There have also been other outbreaks of epidemics in China and globally in recent years. Our operations could be disrupted if any future outbreak occurs in China, where substantially all of our revenue is derived, or in Beijing, Shanghai, Guangzhou and Hangzhou, where most of our employees are located. Our operations may be impacted due to sickness or death of any of our key officers and employees. Our operations could also be severely disrupted if such health problems or outbreak lead to a general slowdown in the Chinese economy or if our suppliers, customers or business partners were affected by such outbreaks or health epidemics.

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
●in the case of overseas acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, geopolitical, political and regulatory risks associated with specific countries; and

●failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

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

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2021, our long-term investments mainly consisted of investment in equity method investees, equity investments with readily determinable fair values and equity investments without readily determinable fair values, and our short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results.

We had net investment income of RMB1,306.3 million, RMB1,610.0 million and RMB2,947.7 million (US$462.6 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. For example, in September 2019, we sold our e-commerce platform Kaola. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Additionally, we have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions to comply with evolving legal and regulatory requirements, such as Youdao’s recent disposal of its Academic AST Business as part of its efforts to comply with new regulatory requirements adopted by the PRC government in the second half of 2021. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net income/(loss) from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

RISKS RELATED TO OUR CORPORATE STRUCTURE

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of NetEase. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Due to legal restrictions on foreign investment in Chinese companies providing value-added telecommunications services and holding ICP licenses and other regulated licenses, we operate all of our business segments through contractual arrangements with the VIEs and their equity holders. The contractual arrangements enable us to (i) hold effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law or request any existing shareholders of the VIEs to transfer any or part of the equity interests in the relevant VIE to another PRC person or entity designated by us at any time at our discretion. Because of the contractual arrangements, we are the primary beneficiary of the VIEs and their respective subsidiaries and consolidate the results of operations of the VIEs into ours. The VIEs and their respective subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

Although we have been advised by our PRC counsel that these contractual arrangements are valid and binding under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. In addition, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, if the PRC government finds that our contractual arrangements do not comply with the existing or future restrictions on foreign investment, or if the PRC government otherwise finds that we, the VIEs or any of their subsidiaries are in violation of the existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure the relevant ownership structure or operations;
●	restricting our financing activities to finance the business and operations of the VIEs; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. Moreover, new PRC laws, regulations and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these penalties results in our inability to direct the activities of VIEs, our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the VIEs and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. Please also see the below risk factors “— Substantial uncertainties exist with respect to how the 2019 Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.” and “— Risks Related to Doing Business in China—The Chinese government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.”

Substantial uncertainties exist with respect to how the 2019 Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Standing Committee of National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020. The 2019 PRC Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to interpretation and implementation of the 2019 PRC Foreign Investment Law, especially in regard to, including, among other things, the nature of VIE structure, the promulgation schedule of both the “negative list” under the 2019 PRC Foreign Investment Law and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. While the 2019 Foreign Investment Law and its implementation regulations which took effect on January 1, 2020 do not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future.

In the event that any possible future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the 2019 Foreign Investment Law, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the VIE contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the 2019 Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries after such transition period. Failure to take timely and appropriate measures to handle any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership. If the VIEs or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.

Since PRC laws prohibit or restrict foreign equity ownership in certain types of businesses in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities, and the VIEs are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. These affiliated companies or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites and other online and mobile platforms, or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company. In addition, the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us. The interests of Mr. Ding and the joint venture may differ from ours and those of our shareholders. A violation of the foregoing agreements could disrupt our business and adversely affect our reputation in the market. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. Many PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede our ability to enforce these agreements, or cause us to suffer significant delay or other obstacles in the process of enforcing these agreements, and may materially and adversely affect our results of operations and financial position.

Because our contractual arrangements with certain of our affiliated entities and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.

Our current relationship with certain affiliated entities, including Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet, and their ultimate shareholders is based on a number of contracts, and these affiliated companies are considered the VIEs for accounting purposes. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from these affiliated entities or their ultimate shareholders for breaching our agreements. Because we rely significantly on these companies for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase websites or other online and mobile platforms.

One of our shareholders has significant influence over our company.

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of March 31, 2022, approximately 44.2% of our total outstanding shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

A majority of the share capital of certain of our affiliated entities are held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

William Lei Ding, directly or indirectly holds the majority interest in certain of the VIEs. As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our board of directors other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests. In addition, William Lei Ding also holds the entire share capital of Shanghai EaseNet, and we can provide no assurance that Mr. Ding will not cause the agreements related to Shanghai EaseNet to be amended in the future in a manner that will be adverse to us or to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

We may not be able to conduct our operations without the services provided by certain of our affiliated entities.

Our operations are currently dependent upon our commercial relationships with the VIEs, and we derive most of our revenues from these companies. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently do. In addition, the VIEs may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Business Overview—Our Organizational Structure.” As a result, our primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with the VIEs and their respective shareholders in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our PRC subsidiaries and the VIEs are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax on our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” Any limitation on the ability of our PRC subsidiaries and the VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any transfer of funds from us to any of our PRC subsidiaries or the VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority.

Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries or the VIEs. These limitations on the free flow of funds between us and our PRC subsidiaries and the VIEs could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

Our arrangements with certain of our affiliated entities and their respective shareholders may cause a transfer pricing adjustment and may be subject to scrutiny by the PRC tax authorities.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with the VIEs and their respective shareholders were not entered into based on arm’s-length negotiations. Although our contractual arrangements are similar to those of other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which may result in an increase in our taxes. In addition, the PRC tax authorities may also impose late payment interest.

A transfer of shares of certain of our affiliated entities may trigger tax liability.

If we need to cause the transfer of shareholdings of the VIEs from their current respective shareholders to any other individual, we may be required to pay individual income tax in the PRC on behalf of the transferring shareholder. Such individual income tax would be based on any gain deemed to have been realized by such shareholder on such transfer, and may be calculated based on a tax rate of 20% applied to the transferring shareholder’s interest in net book value of the entity whose shares are being transferred minus the original investment cost. A significant tax obligation arising from any such transfer of shares could materially adversely affect our business and results of operations.

We may lose the ability to use and enjoy assets held by any of the principal VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The principal VIEs hold assets that are material to our business operations, such as our certain intellectual property and core licenses and permits. Although the VIE contracts between our subsidiaries and the VIEs and the shareholders of the VIEs contain terms that prohibit the shareholders of the VIEs from adversely affecting the existence of the VIEs, in the event the shareholders breach this obligation and voluntarily liquidate the VIEs, or if any of the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of the VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

The political relationships between China and other countries may affect our business, financial condition, results of operations, cash flows and prospects.

We have launched more than 50 mobile games in global markets since 2015 and also offer certain other services outside of China. As a result, China’s political relationships with other countries in which our services are available may affect our business operations. For instance, in September 2020, after heightened tensions between China and India over the disputed Himalayan mountain border, the government of India announced the ban of 118 mobile applications of Chinese origin, including several of our products. In addition, in September 2020, former U.S. President Donald Trump issued an executive order blocking TikTok and WeChat from processing transactions for U.S. citizens and from being downloaded in U.S. app stores due to national security concerns. In January 2021, President Trump also issued an executive order prohibiting transactions between U.S. individuals and companies and eight Chinese applications, including AliPay and QQ. In June 2021, U.S. President Joe Biden rescinded both executive orders and directed the U.S. Commerce Department to monitor software applications that could affect U.S. national security and make recommendations. In October 2021, the U.S. Commerce Department submitted an initial set of recommendations on data scrutiny. Although the foregoing executive order is not directed at our services and the ban in India has not materially impacted our online games services revenue, there can be no assurance that the deterioration of political relationships between China and other foreign jurisdictions will not result in further bans or restrictions on our products.

We monitor domestic policies in the United States and other jurisdictions designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our products and services in the United States, which could adversely impact our user experience and reputation.

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

In addition, we are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of fees for internet advertising, online games, e-commerce, and other innovative services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties, fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with the VIEs if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide internet content services, internet advertising services, e-commerce services or other innovative services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

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

In recent years, the PRC government has been promoting foreign investment reform in some sectors and purported to loosen the foreign investment restrictions in those sectors. For example, the Notice of the MIIT on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by the MIIT on June 19, 2015 allows foreign investors to hold up to 100% of the equity interests in an online data processing and transaction processing business (operational e-commerce) in China. In addition, the NDRC and the MOFCOM jointly published the 2019 edition of the Special Administrative Measures for Access of Foreign Investments, or the 2019 Negative List, which came into effect on July 30, 2019. The 2019 Negative List removed some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to 100% of the equity interests in e-commerce, domestic multi-party communication, e-storage and forwarding and call center businesses in China. The 2019 Negative List has been replaced by the 2020 edition and the 2021 edition of the Special Administrative Measures for Access of Foreign Investment, which retain the same provisions with respect to value-added telecommunication businesses as the 2019 Negative List. Furthermore, the newly amended Regulation for the Administration of Foreign-Invested Telecommunications Enterprises, which will take effect on May 1, 2022, will remove some of the requirements for major foreign investors in a foreign-invested telecommunications enterprise engaging in value-added telecommunication services. For example, the record of good performance and operating experience in managing value-added telecommunication services for the major foreign investors will be removed. It is unclear, however, how these new regulations and policies will be implemented. More generally, the authorities in China have broad discretion in the determination and interpretation of the rules and regulations regarding foreign investment in the telecommunications and internet business, which may adversely impact our financial statements, operations and cash flows.

The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. Subsequently, CAC issued the Draft Data Securities Regulations and CAC, NDRC, MIIT and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures. For more details, please see “—Risks Related to Our Operations Overall—We are subject to a variety of laws and other obligations regarding data security and personal information protection in China, and our failure to comply with any of them could result in proceedings against us by governmental entities or others and harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

In addition, on December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Filing Measures”) for public comment. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises” and that overseas issuance and listing of domestic enterprises shall be subject to filing procedures with the CSRC, as well as regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detail the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will be required to both go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to, enterprises whose main business activities are in the PRC in the name of overseas enterprises issuing securities overseas or listing overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking an overseas listing or issuance of securities are also required to operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Confidentiality and Archives Administration Provisions”) for public comment, according to which a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. As such Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such measures and provisions will be enacted, interpreted or implemented and how they will affect us.

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Chinese government has not enacted any specific laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our PC and mobile MMORPG and other games which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. Other than the PRC Civil Code, which was passed by the National People’s Representative Meeting on May 28, 2020 and took effect on January 1, 2021, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

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

Multiple organizations are involved in the administering of such regulations, including the Propaganda Department of the Chinese Communist Party, which has been given the responsibility to censor news published in China to ensure a particular political ideology, and the CAC, which has been given the responsibility to protect, supervise and administer cyber security issues in China. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their media and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The Ministry of Public Security has also from time to time prohibited the distribution over the internet of information which it believes to be socially destabilizing. In addition, the NRTA is involved in the supervising, administering and reviewing of the content and quality of radio and television programs and internet audio-visual programs. The MOCT is involved in guiding and administering the literary and artistic undertakings and artistic creation and production. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, according to the Administrative Measures for Online Live-streaming Marketing (for Trial Implementation), which was issued by NRTA and several other government authorities jointly on April 23, 2021 and became effective on May 25, 2021, a live-streaming marketing platform shall be staffed with live-streaming content management professionals commensurate with the scale of services, have the technical capacity to maintain the security of online live-streaming content and have technical solutions that comply with relevant national standards. With respect to online performance, the Administrative Measures for Business Activities Relating to Online Performance which was issued by MOC on December 2, 2016 and took effect on January 1, 2017, requires that an online performance business operator shall develop sound administrative rules for content examination, appoint examiners that meet the needs of self-examination and have obtained corresponding qualifications, and establish technical regulatory measures that meet the needs of content management.

The Ministry of Public Security has the authority to require any local internet service provider to block any website maintained outside China at its sole discretion. The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. The term “state secrets” has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under any of these pronouncements for content and materials posted, uploaded or transmitted by users on our platform. User-generated content is accessible on the NetEase websites and our other online and mobile platforms including NetEase News App and NetEase Cloud Music, such as content and materials posted or uploaded by users on message boards, online communities and social media platforms. We have implemented an efficient and thorough content screening and monitoring mechanism for NetEase Cloud Music and our other platforms which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. Recently, PRC governmental authorities have tightened regulations on online content. For example, the CAC launched the "Clear and Bright" campaign to rectify a variety of online misconduct in May 2021, in response to which certain policies were issued and enforcement actions were launched. If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations relating to Internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

Furthermore, under the relevant regulations, internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We face uncertainties with respect to the interpretation and implementation of the Guidelines to Anti-Monopoly in the Field of Internet Platforms.

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. Violations of such law can result in an order to stop the illegal conduct, confiscation of revenue earned from such conduct and a fine of 1% to 10% of the total amount of revenue earned in the prior year. On February 7, 2021, the Anti-Monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines, which took effect on the same date and operate as a compliance guidance for platform economy operators under the existing PRC anti-monopoly laws and regulations. The Anti-Monopoly Guidelines aim at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic conduct as well as setting out filing procedures for concentration of undertakings involving variable interest entities. The Anti-Monopoly Guidelines mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a draft amendment to the Anti-Monopoly Law for public comments, which proposes to amend the penalties for illegal concentration of business operators to include the discontinuation of concentration, disposal of the shares or assets within a specified time limit, transfer of the business within a specified time limit and the adoption of other necessary measures to return to the state prior to the concentration, and a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions.” The draft also proposes the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

Recently, the SAMR has imposed administrative penalties in a number of anti-monopoly cases in the internet industry, and the regulatory environment for anti-monopoly in the internet industry has been tightening. Given the uncertainties of the interpretation and implementation of the Anti-Monopoly Guidelines and considering the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we may be required to make expenditures and adjust our business practice to comply with existing or future laws and regulations, which may increase our costs and limit our ability to operate our business. In addition, failure or perceived failure to comply with Anti-Monopoly Guidelines or other anti-monopoly related laws and regulations may result in investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial conditions and results of operations.

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

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services, or the PBOC Measures, which became effective on September 1, 2010 and were revised on April 29, 2020, and require that non-financial institutions engaging in the business of effecting payments and settlements before September 1, 2010 obtain a permit from the PBOC by August 31, 2011 to continue operating their business. We currently operate an online payment platform used by both distributors of our prepaid points and end-users of our online services, which requires a permit under the PBOC Measures. In addition, on December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Internet Payment Services of Non-banking Payment Institutions, or the PBOC Notice 43, which took effect on July 1, 2016. According to the PBOC Notice 43, a payment institution is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients. Pursuant to the PBOC Notice 43, a payment institution shall not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that from April 17, 2017, payment institutions transfer a portion of customer reserve funds to a specifically designated bank account upon the request of the PBOC and that no interest be allowed to accrue upon the transferred customer reserve funds for the time being. On June 29, 2018, the PBOC issued a further notice, namely the Notice of the General Office of PBOC on Matters Concerning the Centralized Deposit of the Full Amount of Customer Reserve Funds by Payment Institutions, which requires payment institutions to cause up to 100% of the customer reserve funds to be transferred to the above-mentioned account. On January 19, 2021, the PBOC issued the Measures for Deposit and Management of Customer Reserve Funds by Non-bank Payment Institutions, or the Measures for Customer Reserve Funds, which became effective on March 1, 2021. The Measures for Customer Reserve Funds define “Clients’ Reserves” as funds actually received by non-bank payment institutions when processing payments for clients and payable upon clients’ order, which shall be fully deposited by the non-bank payment institutions into a dedicated deposit account held in the custody of banking institutions. The Measures for Customer Reserve Funds standardize the centralized deposit and management business of customer’s reserves after centralized deposit of reserves, further refine the provisions on deposit, use and transfer of reserves, clarify the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions and reserve banks, set punishment standards for violations of customer’s reserves and promote the healthy development of the industry health development. A six-month transitional period shall be set up since the implementation of the Measures for Customer Reserve Funds.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have less precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 40 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, many of these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we cannot assure that we can comply with these policies or rules at all times . In addition, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

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

A number of our subsidiaries enjoy preferential tax rates by being recognized as an HNTE and/or a “Key Software Enterprise.” For example, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2019, 2020 and 2021. In 2019 and 2020, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were also qualified as Key Software Enterprises and enjoyed a further reduced preferential tax rate of 10% for 2018 and 2019. The related tax benefit was recorded in 2019 and 2020, respectively. See Item 5.A. “Operating Results—Income Taxes.”

Although we will attempt to obtain or maintain similar preferential tax statuses for our subsidiaries in the future, we cannot assure you that we will obtain or maintain any particular preferential tax status, and typically the relevant government agencies do not confirm that we have obtained or maintained a particular tax status until late in a given tax year or the following tax year. The qualifications for HNTE or “Software Enterprise” or “Key Software Enterprise” status are subject to an annual assessment by the relevant government authorities in China, and the PRC policies on preferential tax treatments may change from time to time. For example, in 2021, none of our PRC subsidiaries were qualified as Key Software Enterprises for 2020. Without any preferential tax status, the standard EIT rate of 25.0% will apply. Moreover, if there are further changes to the relevant income tax laws and their implementation, our subsidiaries and the VIEs may need to pay additional taxes, which could have a material adverse effect on our results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2019, the Renminbi further depreciated by approximately 1.2% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.7% against the U.S. dollar. In 2021, the value of Renminbi appreciated by approximately 2.4%. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ordinary shares or ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. dollar denominated loans or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. For example, in 2020, we experienced a RMB3.1 billion foreign exchange loss mainly due to the RMB appreciating against the U.S. dollar. This loss had a significant effect on our profit and our cash dividend.

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

In addition, foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, any transfer of funds from us to any of our PRC subsidiaries or the VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries or the VIEs will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance the operations of our PRC subsidiaries or the VIEs by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. Any future restrictions imposed by SAFE or tightened foreign exchange control by SAFE as a matter of practice may adversely affect our ability to utilize our revenues effectively and pay dividends to our shareholders.

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

RISKS RELATED TO OUR ADSs AND SHARES

The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the president of the United States can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of Shares can be, volatile, which could result in substantial losses to holders of our ADSs and/or shares.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our shares, likewise, can be volatile for similar or different reasons. For example, the trading prices of our ADSs ranged from US$77.97 to US$134.33 per ADS in 2021 and the trading prices of our ordinary shares ranged from HK$117.2 to HK$207.4 per ordinary share in 2021. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies that have listed their securities in Hong Kong and/or the United States, may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our shares and/or ADSs may be adversely and materially affected, regardless of our actual operation performance.

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

Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These market and industry fluctuations may significantly affect the trading price of our shares and/or ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other companies. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our ADSs.

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

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the withdrawal of shares underlying the ADSs or the deposit of shares in exchange for ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ADSs into shares (and vice versa) will be completed in accordance with the timelines investors may anticipate.

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

The depositary has agreed to pay cash to holders of ADSs to the extent that we decide to distribute cash dividends or other cash distributions on our shares or other deposited securities. Under our current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests. In addition, on April 2, 2022, CSRC issued the Draft Confidentiality and Archives Administration Provisions for public comment, according to which overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market, and such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent PRC authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. As such provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any material changes, it is uncertain how such provisions will be enacted, interpreted or implemented.

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

We do not believe that we were a PFIC for the taxable years 2019, 2020 and 2021. Based on certain estimates and assumptions, we do not expect to be a PFIC for taxable year 2022. The PFIC determination is highly fact intensive and made at the end of each taxable year. We hold and will continue to hold a substantial amount of cash and cash equivalents, and our PFIC status may depend in large part in the market price of our ADSs and shares which is likely to fluctuate. For these reasons, there can be no assurance that we will not be a PFIC in taxable year 2021 or that we will not be a PFIC in any future taxable year or that the U.S. Internal Revenue Service will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, and, if so, if one or more of our subsidiaries or the VIEs are treated as PFICs, U.S. investors would be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our ADSs or shares and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund (the “QEF”) election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs or shares.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

Item 4.   Information on the Company

A.           History and Development of the Company

Our business was founded in June 1997 and our company was incorporated on July 6, 1999 under the Cayman Companies Act (As Revised). Our principal executive offices are located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. Our telephone number is (86-571) 8985-3378.

Our key business milestones are summarized below:

● Founding of our business	1997
● Launch of free web-based e-mail services Business model shifted from software development to internet technology with the launch of our NetEase website (“www.163.com”)	1998
● Launches of advertisement services, online platforms, online shopping malls, and other internet services in China	1999
● Listing on Nasdaq on June 30	2000
● Introduction of fee-based premium services and online entertainment services, including online games, wireless value-added services and other subscription-type services	2001
● Launch of our first PC-client MMORPG game, Westward Journey Online, our widely popular in-house developed game series	2001
● Launch of our Fantasy Westward Journey series, our second widely popular original game series	2004
● Founding of Youdao, an intelligent learning company that now offers learning content, applications and solutions, as well as online marketing services	2006
● Launch of NetEase Cloud Music, our music streaming platform	2013
● Launch of our first mobile game, the mobile version of Fantasy Westward Journey II	2013
● Launch of Yanxuan, our private label e-commerce business	2016
● Listing of Youdao on the New York Stock Exchange on October 26	2019
● Listing on Hong Kong Stock Exchange on June 11	2020
● Listing of Cloud Music on the Hong Kong Stock Exchange on December 2	2021

Our principal capital expenditures for 2021 and 2020 consisted mainly of the construction of our new office buildings in Guangzhou and Shanghai in China and the acquisition of new servers in connection with the operation of our business for a total of approximately RMB1,601.8 million(US$251.4 million) and RMB1,055.6 million, respectively. Our principal capital expenditures for 2019 consisted mainly of the construction of our new office buildings and warehouses in Guangzhou and Hangzhou and the acquisition of new servers in connection with the operation of our businesses for a total of approximately RMB1,209.5 million. In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC, during the respective terms of the licenses, Shanghai EaseNet as licensee of the games is required to pay royalty fees to Blizzard for the games, have a minimum marketing expenditure commitment, and provide funds for hardware to operate the games.

As of December 31, 2021, we had capital expenditure commitments of RMB2,429.8 million (US$381.3 million) for 2022 onwards, which primarily consist of commitments made in connection with the construction of new office buildings in Shanghai.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our company website can be accessed at http://ir.netease.com.

B.           Business Overview

OUR ORGANIZATIONAL STRUCTURE

We conduct our business in China through our subsidiaries, including the VIEs. Due to legal restrictions and prohibitions on foreign investment in Chinese companies providing, among other things, value-added telecommunications services, internet cultural services and internet publication services, we operate all of our business segments through contractual arrangements with the VIEs and their VIE equity holders. The contractual arrangements enable us to: (a) collectively exercise effective control over the VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of the VIEs and their subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permissible under PRC laws. The VIEs hold ICP licenses and other regulated licenses in which foreign investment is restricted or prohibited and operate our internet businesses and other businesses. Under the contractual arrangements, we provide our computer software, mobile applications, technologies and relevant services to such affiliated companies and they operate the NetEase online game services, education platforms, websites, as well as our other online businesses. For more information on these agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Any violations by the VIEs of our agreements with them could disrupt our operations or adversely affect our services. See Item 3.D. “Risk Factors” for a detailed discussion of the risks to NetEase, Inc. regarding its dependency on these companies.

The diagram below shows our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and certain other subsidiaries and VIEs as of March 31, 2022, other than our joint venture with Blizzard, which is described separately in this section.

(1)	Hangzhou NetEase Leihuo Technology Co., Ltd. is owned by two of our employees.
(2)	Each of Guangzhou NetEase Computer System Co., Ltd. and Hangzhou Yuedu Technology Co., Ltd. is 99.0% owned by William Lei Ding, our founder, Chief Executive Officer and director, and 1.0% by two of our employees, respectively. Our indirect, wholly owned subsidiary NetEase Information Technology (Beijing) Co., Ltd. is also a party to certain contractual arrangements with Guangzhou NetEase Computer System Co., Ltd.
(3)	Beijing NetEase Youdao Computer System Co., Ltd. is 71.1% owned by William Lei Ding and 28.9% owned by the chief executive officer of Youdao, Inc.

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

Online Game Services

Our Games

Our game products and services are comprised of in-house developed mobile and PC games (including certain games co-developed with our collaboration partners) as well as games licensed from renowned global developers. As a global early mover that anticipated and captured the trend toward mobile games, we have significantly expanded our portfolio of mobile game offerings in recent years. At the same time, our flagship titles continue to provide solid support for our online games business with persistent longevity and user loyalty. In addition, while solidifying our leadership position in the Chinese domestic market, we have also expanded globally with launches in Japan, Southeast Asia, the United States and other international markets.

Our Game Library

Mobile games

Mobile games have gained increasing popularity and an expanding user base as internet users in China and across the world rely more and more on mobile devices to access the internet. We are one of the largest mobile game providers globally in terms of game revenue, having commercially launched over 100 mobile games of various genres as of December 31, 2021, including in-house developed and licensed MMORPGs, collectible card games, or CCGs, first-person shooter games, battle arena games, and simulation games, or SLGs. We generate our mobile games revenue primarily from the sale of in-game virtual items within the games, and such revenue accounted for 70.4% of our net revenues from online game services in 2021.

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

The table below sets forth certain of our major in-house developed mobile games:

Game	Genre	Date of Initial Launch
Mobile Version of Fantasy Westward Journey II	Turn-based MMORPG	July 2013
Fantasy Westward Journey mobile game	Turn-based MMORPG	March 2015
Westward Journey Online mobile game	Turn-based MMORPG	September 2015
Invincible	SLG	October 2015
The mobile version of Ghost	Real-time MMORPG	May 2016
Onmyoji	CCG & RPG	September 2016
Knives Out	Battle Arena	November 2017
Rules of Survival	Battle Arena	November 2017
A Dream of Jianghu	Real-time MMORPG	January 2018
Identity V	Battle Arena	April 2018
LifeAfter	Cooperative Survival RPG	November 2018
Fantasy Westward Journey 3D	3D MMORPG	December 2019
Onmyoji: The Card Game	CCG	December 2019
Fantasy Westward Journey H5	MMORPG	June 2020
Revelation mobile game	MMORPG	January 2021
Harry Potter: Magic Awakened*	MMORPG	September 2021

* Co-developed with Warner Bros. Interactive Entertainment

PC games

We launched our first PC based MMORPG, Westward Journey Online, in December 2001. Subsequently, we launched Westward Journey Online II in August 2002 and our second original PC based MMORPG, Fantasy Westward Journey, in January 2004. Westward Journey Online II and Fantasy Westward Journey were upgraded to New Westward Journey Online II and Fantasy Westward Journey Online in 2013. Both game series remain popular with gamers today as a result of continued content updating and innovation in play modes over the past two decades. Most recently, we launched our action battle royale game, Naraka: Bladepoint, which was well received by players with great success and named a "Top Seller" on Steam's Best of 2021 games list.

PC game players can purchase prepaid points to pay for game playing time, virtual items and other fee-based services that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items and other fee-based services, as well as change the features of virtual items based on player feedback, market trends and other factors.

The table below sets forth our major in-house developed PC games:

Game	Genre	Date(s) of Launch and Major Upgrade
New Westward Journey Online II (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	August 2002 September 2013
Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II)	2D MMORPG, classical Chinese setting	January 2004 July 2013
Tianxia III	3D MMORPG, classical Chinese setting	October 2011
New Ghost (a new version of Ghost II)	2.5D MMORPG, classical Chinese setting	April 2012 September 2015
Justice	3D MMORPG, classical Chinese setting	June 2018
Naraka: Bladepoint	Action Battle Royale	July 2021

Licensed Games

In addition to our in-house developed mobile and PC games, we also offer games licensed from other international game developers, including Blizzard and Microsoft. For further details, see Item 4.B. “Business Overview—Our Services—Online Game Services—International Partnership and Investment.” Revenues from licensed games accounted for 7.5%, 9.1% and 9.5% of our total revenues in 2019, 2020 and 2021, respectively.

Global Presence

We continue to advance our games and make inroads that expand our reach in overseas markets. We have launched more than 50 mobile games in global markets since 2015. Our mobile game, Knives Out, has remained popular in Japan since its launch in 2017 and topped Japan’s iOS grossing chart multiple times in 2021. Identity V, which we launched in Japan in 2018, and LifeAfter, which we launched in Japan in 2019, were also ranked in Japan’s iOS grossing chart multiple times in 2021 further evidencing our potential to operate a diverse range of games in overseas markets over the long term.

In addition to our success in Japan, we have expanded our footprint across more regions. In December 2019, we launched MARVEL Super War in several Southeast Asian markets where it topped many of the iOS download charts. In 2020, we also introduced EVE Echoes and MARVEL Duel to overseas markets. In 2021, we launched The Lord of the Rings: Rise to War in Europe, the Americas, Oceania and Southeast Asia. We have also further enhanced our global R&D capabilities by launching a video game studio in Canada in 2019 and opening our Sakura Studio in Japan in 2020.

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

For example, we have been partnering with Blizzard since 2008 to exclusively operate a number of its games in China, including World of Warcraft, the StarCraft II series, Diablo III, Hearthstone, Heroes of the Storm and Overwatch. Blizzard has also licensed on an exclusive basis in China its Battle.net® platform to us, which enables multi-player interaction within these games and other online services. In January 2019, we further extended our partnership to January 2023. Furthermore, we are currently co-developing Diablo ImmortalTM, an MMO action-RPG, with Blizzard. We have also entered into a license agreement with Marvel in May 2019 to create original entertainment content based on internationally beloved Marvel characters and stories. We commercially launched MARVEL Super War and Marvel Duel in 2019 and 2020, respectively and are continuing our joint product development in games and comic books that feature Marvel characters for users in China and beyond. In 2019, we launched in the PRC Sky which is an award-winning adventure mobile game featuring unique graphics and gameplay that we have licensed from thatgamecompany.

In addition, in May 2016, we entered into an exclusive agreement with Microsoft, pursuant to which Microsoft agreed to license both the mobile and PC versions of Minecraft to us for operation in China until 2022. In May 2019, we extended the term of the Minecraft license for an additional year to August 2023. We successfully introduced both versions of Minecraft in China across various platforms in 2017.

We have co-developed the mobile game Harry Potter: Magic Awakened with Warner Bros. Interactive Entertainment under the Portkey Games label. We successfully launched this game in Mainland China, Hong Kong, Macau and Taiwan in September 2021 and will launch it globally across various platforms in 2022.

We continue to establish and deepen collaboration with other leading international game studios, including entering into a joint development agreement with Codemasters, a leading UK game studio focusing on racing games, as well as making investments in Bungie, a game studio in the United States, Quantic Dream, an independent game studio based in Paris, and Behaviour Interactive Inc., Canada’s leading independent game studio.

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

In addition to growing and strengthening our existing franchise, we have continually incubated new ideas and delivered new and long-lasting game titles to our users. For example, one of our younger franchises built in-house, Onmyoji, has spun off three mobile games in MOBA, card and simulation genres, been adapted into a feature motion picture, a musical, a network series and inspired some themed coffee shops. Another in-house developed young IP is Identity V, which we believe has the potential to become another successful NetEase franchise. We are continually enriching this IP through a variety of initiatives, including e-sports, game collaborations and off-line activities. We have hosted a number of high-profile events featuring Identity V, including both international and regional series tournaments.

The prerequisite to building a successful franchise is the ability to create popular game IPs in-house, which is propelled by our strong R&D capabilities. Over the past two decades, we have built a large in-house R&D team with talented and passionate game creators. We empower each of our talent with our game-enthusiastic corporate culture and our carefully-designed training programs. For more description on our R&D capabilities, see Item 4.B. “Business Overview—Our Services—Online Game Services—Game R&D and Technologies.”

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

We strive to recruit and grow the best talent in the industry. Our training programs at NetEase Games Academy are widely recognized in China as a premier online games training institution for creative minds. We were awarded the 2021 ATD BEST Award by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry. In addition, we established our in-house game AI research institutions to focus on researching big data, user persona, reinforcement learning, computer vision and graphics, natural language processing, speech synthesis and music generation. Having built a virtuous cycle among our talent, established development pipeline and dynamic culture of innovation and craftsmanship, our strong R&D capabilities continue to enable high-quality production and expansion of successful games.

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

Intelligent Learning Services – Youdao

Youdao’s Products and Services

Youdao is a leading technology-focused, intelligent learning company in China with over 112.5 million MAUs in 2021 and operates in a number of overseas markets. We founded Youdao in 2006 and launched the flagship Youdao Dictionary in 2007, which remains the top language app in China in terms of MAUs. Youdao has experienced rapid growth since its founding and completed its public listing on the New York Stock Exchange in October 2019.

Building on the early success of Youdao Dictionary, we have attracted a massive user base, built a strong brand, and expanded into a broad range of products and services addressing people’s lifelong learning needs, including online learning services and smart devices. Youdao has historically offered a major portion of its services through its Academic AST Business, but it disposed of such business in 2021 in order to comply with applicable PRC regulatory requirements adopted by the PRC government. Leveraging its strong course development capabilities, accumulated from developing its Academic AST Business, Youdao continues to develop online learning services, which mainly include STEAM courses and adult and vocational courses. Youdao’s smart devices seamlessly integrate advanced AI algorithms and data analytics which supplement its online learning services and further enhance the user experience and efficiency.

We currently generate the majority of the revenues for Youdao’s learning services from its online courses in the form of tuition fees received from students. In addition, we generate revenues from sales of smart devices and from Youdao’s online marketing services through the provision of different formats of advertisements.

Online Knowledge Tools

●	Youdao Dictionary. Launched in 2007, Youdao Dictionary is Youdao’s first major product and flagship online language tool. Today, it remains China’s most popular and trusted online dictionary and translation tool with 48.4 million average MAUs in 2021. As of December 31, 2021, Youdao Dictionary offered over 33 million entries across 109 languages.
●	Other Online Dictionary and Translation Tools. In addition to Youdao Dictionary, we also offer Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation, U-Dictionary, an online dictionary and translation app we offer in Indonesia and other overseas markets, and Youdao Kids’ Dictionary, a smart and fun tool that offers translation services in Chinese and English.
●	Interactive Learning Apps. We offer a wide range of interactive learning apps to nearly all age groups. We are committed to delivering a fun and effective learning experience across these apps through an abundance of gamified features, as well as social functions allowing users and students to share their learning progress with friends through social media.

Smart Devices. We develop and offer smart devices, including Youdao Dictionary Pen, Youdao Listening Pod, Youdao Smart Lamp, Youdao Pocket Translator and Youdao Super Dictionary, to make learning more productive and efficient for our users. Our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements.

●	Youdao Dictionary Pen. In 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. With our NMT and OCR technologies, users can simply scan the words and the screen will instantly display the translation and definition of the word without connecting to the internet. We continued upgrading Youdao Dictionary Pen and launched the People’s Education Version in September 2021. This product marks our first strategic partnership with the People Education Electronic & Audiovisual Press, whose parent company, People’s Education Press, mainly engages in the compilation, publication and distribution of school textbooks and other educational books in the PRC.
●	Youdao Listening Pod. Building on our AI-adaptive learning technology, we launched Youdao Listening Pod in September 2021, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With Youdao Listening Pod handy, users can study natural pronunciation by listening and reading over 4500 recording clips of training content, interact and communicate live with AI-powered chat bots and practice on mock questions to score their English listening and speaking capabilities.

●	Youdao Smart Lamp. In April 2022, we launched Youdao Smart Lamp, an eye-protection desk lamp with interactive, AI-enabled features. Powered by the industry-first desktop-centric AI learning analysis engine, our Youdao Smart Lamp can analyze users' hand or body movements on the desktop to enable a variety of functionalities, such as fingertip word search, sentence intensive reading, and other AI-driven functions. Youdao Smart Lamp is also able to adaptively adjust the brightness and the color temperature of the light for different learning environments, which is designed to better protect users’ vision and health.
●	Youdao Pocket Translator. In 2017, we launched Youdao Pocket Translator, a pocket-size smart gadget supporting the instant translation of multiple languages to mainly address translation needs while traveling. Leveraging our ASR, OCR and NMT technologies, Youdao Pocket Translator helps to translate speech and texts in images in real time. The latest version of Youdao Pocket Translator supports translation of 107 languages and offers a variety of new functions, such as word memory and pronunciation correction.
●	Youdao Super Dictionary. Youdao Super Dictionary is an end-to-end translation tool with polysemy recognition and translation capability. It provides smart, real-time voice translation between any two of the 42 supported languages used in over 200 different countries and regions. Youdao Super Dictionary includes professional vocabulary coverage in diversified subjects such as healthcare, IT, finance, legal, sports and energy. It also offers offline translation between English and Chinese.

Online Courses. We have developed a comprehensive offering of online courses catering to the diverse learning needs of different age groups. Our online course offerings primarily consist of STEAM courses and adult and vocational courses, as well as China University MOOC. In the past, our online course offerings also included K-9 after-school tutoring courses as part of Youdao’s Academic AST Business, which cover the entire K-9 grades and a wide range of academic subject matters. In order to comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed the Academic AST Business in 2021.

●	STEAM courses. In connection with our disposal of our Academic AST Business, we have been strategically shifting our focus to offering STEAM courses under the brand of Youdao Premium Courses. Our current STEAM courses primarily include (i) Youdao Weiqi and (ii) computer coding courses. To further expand and diversify our STEAM course offerings, we recently launched Youdao Chess and other types of STEAM courses.
●	Adult and Vocational Courses. We offer adult and vocational courses primarily through our NetEase Cloud Classroom, a platform providing online courses mainly targeting adults in China. Our adult and vocational courses primarily include foreign language courses, professional certification and skill courses, Extraordinary Memory and digital training courses of Amazon Web Services.
●	China University MOOC. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of the PRC, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China.

Education Digitalization Solutions. Our education digitalization solutions business currently include technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal and Youdao Smart Cloud. Youdao Smart Learning Terminal is a device that automates paper-based homework processing and provides learning diagnosis through AI technology at schools. Youdao Smart Cloud is a cloud-based platform that allows third-party app developers, smart device brands and manufacturers to access our advanced OCR capabilities and NMT engine and incorporate them into their apps, devices and services through application programming interfaces.

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

Online Music Platform – Cloud Music

Cloud Music’s Products and Services

We founded Cloud Music in 2013 and launched the iconic cornerstone product, NetEase Cloud Music, in the same year. Cloud Music experienced rapid growth since its founding and completed its public listing on the Hong Kong Stock Exchange in December 2021.

Over the years, Cloud Music has built a large-scale, robust and rapidly growing business to provide community-centric online music services and social entertainment services to users. Leveraging NetEase Cloud Music, and ancillary, social entertainment products, it empowers music enthusiasts with a wide variety of technology-driven tools to discover, enjoy, share and create diverse music and music-inspired content and to interact with each other.

Cloud Music generates the majority of the revenue from its music platform through the sales of membership subscriptions for its online music services and sales of virtual items for its social entertainment services. To diversify its revenue streams, Cloud Music has also been actively developing other monetization channels, such as the provisioning of advertising services, sales of digital albums and songs, copyright sublicensing and music-inspired services.

Online Music Services.

Cloud Music provides a number of membership subscription packages for users to enjoy high-quality streaming access to our catalogue of music tracks and provide users with services that allow them to purchase access to certain new digital music albums and singles. In addition, Cloud Music offers advertising services for both brand advertisers and performance-based advertisers and sublicense certain of its licensed music content to other parties, including other online music platforms. The MAUs of NetEase Cloud Music was 182.6 million in 2021.

Social Entertainment Services and Others

As the size and engagement level of its online music services’ user base continues to grow, Cloud Music strives to provide more music-inspired social entertainment services to them, which primarily include its live streaming app Look launched in the second half of 2018. Cloud Music generates revenue from live streaming services primarily from sales of virtual items. Users purchase virtual items to gift to live streaming performers as a way for them to show support and appreciation for their performance. Cloud Music also generates revenue from providing membership and value-added services on its music-inspired social mobile app, Xin Yu. Other revenue sources primarily include movie soundtrack production and ticketing services for offline music events.

Technological-driven Music Experience

Cloud Music needs to ensure that it can deliver a satisfying music experience consistently at scale by continuously innovating and improving its platform and investing in research and development. Our industry-leading AI and data analytics capabilities lay the foundation for the platform’s personalized content recommendations, assisted content creation, interactive social functions and other powerful features that optimize the user experience and realize the unique value of our diverse content. For example, our NetEase Music Audio Lab developed an audio melody extraction solution that broke three world records at the Music Information Retrieval Evaluation eXchange (“MIREX”) in 2020. In addition, with its strong music recognition ability, the lab’s “robust fingerprinting algorithm” achieved the second-best performance in the task of “audio fingerprinting” since MIREX launched this competition in 2014, representing a significant improvement in recognition rate.

Other Innovative Business and Services

We derive our innovative businesses and others revenues primarily from Yanxuan, NetEase CC Live streaming, advertising services, premium e-mail and other value-added services.

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

Under Yanxuan’s ODM model, it establishes close partnerships with selected manufacturers in China to design and manufacture products and sells them directly to customers. The ODM model enables Yanxuan to provide quality goods with lower cost by eliminating brand premium and channel intermediaries such as distributors and retailers. It also utilizes data analytics to help these suppliers enhance their efficiency and product appeal, particularly in terms of merchandise design and production. In addition to the online platform, we have also opened several offline stores in Shanghai and Nanjing, inviting more consumers to discover the popular items on our Yanxuan through experiential retail.

Other Innovative Services

We also offer a wide range of other innovative services, including NetEase Media which is a well-established internet media platform in China delivering professional news and other quality information such as popular sports events, industry forums, celebrity close-ups, technology and fashion trends, and online entertainment to our users. Our media platform has three components, the NetEase News mobile application, www.163.com portal and a set of other vertical mobile products. It offers numerous features that promote user interactions and foster a vibrant online user community who actively contribute to the commentary sections. Our drive for journalistic integrity and high-quality content offerings has enabled us to attract an attractive demographic of engaged users. Our portal www.163.com also serves as a one-stop gateway for users to conveniently access our other online services, such as online games, e-mail, e-commerce, and a set of other websites and mobile applications.

Other innovative businesses also include NetEase CC Live streaming, a platform offering various live streaming content with a primary focus on game broadcasting, and NetEase Pay, our payment platform. In addition, we offer free and fee-based email services through NetEase Mail, China’s leading email service provider since 1997.

TECHNOLOGIES AND IT INFRASTRUCTURE

As one of the inaugural classes of internet platforms and one of the first to provide e-mail services to the masses in China, we have consistently prioritized investing in technologies since our inception. With our strong R&D capabilities and advanced technologies, we successfully digitalized traditional offline services, such as music and learning, and significantly transformed entertainment, learning and other activities. We focus on exploring viable applications of cutting-edge technologies to meaningfully enhance our service offerings and deliver a superior experience for our users. Empowered by advanced AI, big data analytics and other core proprietary technologies, we deliver engaging content and services that are highly individualized and personalized across our businesses.

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

Graphics, Augmented Reality and Virtual Reality

We have developed numerous technologies to create immersive and effective entertainment and learning experiences. In addition to creating quality 3D game graphics and automatic scene generations in games, we have launched and will continue to launch our virtual reality (VR) games to offer game players a lifelike, free and dynamic open world game experience. To strengthen our ability in promoting and operating VR games, we formed Netvios, a joint venture with Survios, an award-wining VR game developer and publisher. Outside of games, NetEase Cloud Music has also leveraged augmented reality in its marketing and user engagement activities.

IT Infrastructure

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. Our NetEase websites and other online and mobile platforms are made available primarily through network servers co-located in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates. As of December 31, 2021, there were approximately 130,000 of such co-located servers, including servers supporting the operation of the games licensed to Shanghai EaseNet by Blizzard, using leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile. We also utilize certain cloud-based servers maintained by third parties such as Amazon.

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

Cloud Music

Cloud Music primarily relies on word-of-mouth referrals and benefits from its high-quality music content, social networking functions and strong brands to attract users to its platforms. Besides word-of-mouth, Cloud Music engages in various marketing and promotional initiatives to promote its brand and increase its user base, including, for example, by partnering with key opinion leaders, holding various marketing campaigns and implementing new technologies and introduce new features to improve user experience.

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

We have registered a number of domain names. We have also successfully registered numerous trademarks with China’s Trademark Office, including marks incorporating the words “NetEase” and “Yeah!” in English and for marks for “NetEase” as written in Chinese in traditional and simplified Chinese characters. In addition, we have registered trademarks involving Chinese characters and phrases that have meanings relating to our web pages, products and services, including our online games, intelligent learning services, online music services, chat services, e-commerce and certain other online services. In addition, we have registered a number of trademarks involving the “NetEase” name as well as the names and logos of our products and services in the United States, the European Union, the Republic of Korea, Japan, the UK, Thailand and other jurisdictions.

In addition, we have registered our various in-house developed games and other online products with the National Copyright Protection Center of China. Moreover, we have filed certain patent applications with the National Intellectual Property Administration of China, U.S. Patent and Trademark Office, European Patent Office and Japan Patent Office, and have obtained Certificates of Design Patent, Utility Model Patent and/or Invention Patent for technologies related to our games, live video, news, educational products, e-commerce and finance, NetEase Cloud Music, hardware products, cloud technology, augmented reality technology, artificial intelligence technology, audio/video technology, computer technology and e-mail from the National Intellectual Property Administration of China, as well as Certificates of Utility Patent and Certificates of Design Patent in the United States, Europe and Japan.

Moreover, Youdao owns the intellectual property relating to in-house developed content used on its platform and the registrations of the core trademarks “Youdao.” Cloud Music owns the intellectual properties relating to NetEase Cloud Music and the registrations of the core trademarks “Cloud Music.” We also own the intellectual property (other than the content) relating to the NetEase websites and other online and mobile platforms, and the technology that enables online community, personalization, online games, news sharing, instant messaging, video streaming, Yanxuan and other services on those platforms. We license content from various freelance providers and other content providers.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. See Item 3.D. “Risk Factors—Risks Related to doing business in China—We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

COMPETITION

Our competition primarily comes from global online game developers and operators, such as Tencent, established online and offline education service and/or product providers in China, as well as leading digital media and entertainment providers. Some of our current and potential competitors are larger than we are, and currently offer, and could further develop or acquire, content and services that compete with us. The areas in which we compete primarily include:

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

CORPORATE SOCIAL RESPONSIBILITY

Since our founding, we have been highly committed to environmental, social and corporate responsibility matters. Through our product and service offerings, we aim to improve people’s lives by leveraging technologies to offer innovative services such as online games, intelligent learning and music streaming. Aspiring to make high-quality education and learning services accessible to everyone, we have been making headway in improving and promoting online and live-streamed courses, which make it possible for users in less-developed regions in China to access quality and diverse educational resources. In 2021, we donated hardware, software and high-quality learning content to schools in Chongqing City, the Xizang region, Guizhou province and Zhengzhou City, enabling tens of thousands students to have access to online courses.

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

As a responsible corporate citizen, we also prioritize supporting the community and its members. In 2021, Zhengzhou in China, Henan Province's capital city, and other cities in the province were affected by heavy rains, leading to major river overflows, public transportation disruptions and property and infrastructure damage, upending the daily lives of millions of people. In response, we donated RMB50 million and implemented a comprehensive disaster relief campaign to support those in need. This initiative included an online emergency channel launched by NetEase News, which provided rescue information and allowed users to contact others for emergency rescue assistance. Youdao partnered with public welfare agencies to aid post-disaster reconstruction at ten local schools. In addition, NetEase Open Course provided online psychology modules, together with disaster rescue courses, in order to help individuals, families and communities navigate mental stress and trauma in aftermath of the event.

In addition, we stand out in our commitment to equality and diversity in our recruitment and promotion policies. We are included in the Bloomberg Gender-Equality Index’s 2020 global list of 325 public companies that are committed to gender equality in the workplace, an accolade that we are enormously proud of. We also value diversity highly and currently have employees from more than 30 countries and regions, including the United States, Japan, South Korea and Canada. We empower each of our talent with our carefully-designed training program, and we were awarded the 2021 ATD BEST Award by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry.

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

In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key person life insurance, insurance policies covering damages to our network infrastructures or information technology systems. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur. We also do not maintain insurance policies against risks relating to the Contractual Arrangements. In 2021, we did not make any material insurance claims in relation to our business.

PERMISSION REQUIRED FROM THE PRC AUTHORITIES FOR OUR OPERATIONS AND OFFERINGS

We believe our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Other Businesses—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our Youdao business’s compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect Youdao’s business, financial condition, results of operations and prospects,” “—We are subject to laws related to music streaming, live streaming and online entertainment industries. Any failure to comply with or any changes in the applicable laws, regulations, policies and guidelines may adversely impact the prospects and results of operations of our services in such industries” and “— Our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to these businesses or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.” Such licenses and permits include, among others, Value-added Telecommunications Business Operating License, Online Publishing Service License, Internet Audiovisual Program Services License, Internet Cultural Business License, and Commercial Performance License. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in government regulation of the telecommunications and internet industries in China may result in uncertainties in interpretation and/or the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business, both of which may restrict our operations.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC. As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to maintain our listing status, based on their consultation with competent government authorities.

However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business and Industry - The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

GOVERNMENT REGULATIONS

Regulations on Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law. Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On December 27, 2020, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalogue. On December 27, 2021, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), which became effective on January 1, 2022, to replace the previous 2020 Negative List. To comply with the above foreign investment restrictions and to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China, we operate in China through the VIEs. See Item 4.B. “Business Overview—Our Organizational Structure.” There remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

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

Regulations on Telecommunication Services

In September 2000, China’s State Council promulgated the Telecommunications Regulations of the PRC (the “Telecom Regulations”), which was last revised in February 2016. The Telecom Regulations categorized all telecommunications businesses in China as either a “basic telecommunications business” or “value-added telecommunications business,” ICP services, e-mail services, and other telecommunications businesses operated by us are classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of these services must obtain an operating license. The Telecom Regulations also set out extensive guidelines with respect to different aspects of telecommunications operations in China.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulation for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which was last revised in March 2022 and will take effect on May 1, 2022. The FITE Regulations set out detailed requirements with respect to capitalization, investor qualifications, and application procedures in connection with establishing a foreign invested telecom enterprise. Pursuant to the FITE Regulations, foreign investors may hold an aggregate of no more than 50% of the total equity in any value-added telecommunications business in China. The Notice of the MIIT on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued by the MIIT in June 2015 set out an exception, under which, foreign investors may hold up to the entire equity interest in online data processing and transaction processing (operating e-commerce) businesses. However, the FITE Regulations do not define “online data processing and transaction processing (operating e-commerce) business,” and its interpretation and enforcement involve significant uncertainties. In addition, the Negative List removes some of the previous restrictions on value-added telecommunications providers by allowing foreign investors to hold up to the entire equity interest in domestic multi-party communication, e-storage and forwarding and call center businesses in China. However, other requirements provided by the SAPPRFT and MIIT regulations still apply.

The Circular of the MII on Intensifying the Administration of Foreign Investment in Value-Added Telecommunication Services (the “2006 MII Circular”), was promulgated by MII on July 13, 2006. The 2006 MII Circular provides that: (i) any domain name used by a valued-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (ii) any trademark used by a value-added telecommunications service provider must be legally owned by the service provider or its shareholder(s); (iii) the operation site and facilities of a value-added telecommunications service provider must be installed within the scope prescribed by the operating licenses obtained by the service provider and must correspond to the value-added telecommunications services that the service provider has been approved to provide; and (iv) a value-added telecommunications service provider must establish or improve the measures of ensuring information security. Companies that have obtained operating licenses for value-added telecommunications services are required to conduct self-examination and self-correction according to the requirements above and report their results to MII. To comply with these requirements, Guangzhou NetEase submitted its self-correction report to MII in 2007 and the VIEs have registered the domain names used by them.

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

The Provisional Regulations for the Administration of Website Operation of News Publications, which was jointly issued by the SCIO, and MII on November 6, 2000, stipulates that websites of non-news organizations shall not publish news items produced by themselves, and that their websites shall be approved by SCIO after securing permission from SCIO at the provincial level. On June 1, 2017, the latest Provisions for the Administration of Internet News Information Services, promulgated by the CAC, came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet-based news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administration. In addition, the provisions prohibit organizations from establishing foreign, partially or wholly owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. On March 12, 2022, the NDRC and the MOFCOM jointly issued the Negative List for Market Access (2022 Edition), pursuant to which market entities are prohibited from illegally conducting news media related businesses. To be specific, non-public capital shall not: (i) be engaged in business of news gathering, editing and broadcasting; (ii) invest in the establishment and operation of news organizations; (iii) operate the layout, frequency, channel, column and public account of news organizations; (iv) be engaged in live broadcasting related to politics, economics, military, diplomatic or related to major social, cultural, scientific and technological, health, education, sports activities and events and other activities and events related to political discretion, direction of public opinion and value orientation; (v) introduce news released by foreign subjects; or (vi) hold forum, summit or award selection activities in the field of news and public opinion. In December 2016, the MOC issued the Circular on the Administrative Measures for Business Activities Relating to Online Performance, pursuant to which an internet platform operator that provides online performance shall: (i) apply for a Network Culture Operation License with the relevant provincial-level authority; (ii) notify the MOC of any access or performance channels created for domestic performers within ten days; and (iii) submit an application to the MOC before creating any access or performance channels for foreign performers. On June 19, 2018, the MOCT issued the National Cultural Market Blacklist Management Measures, which created a public ‘blacklist’ for companies that did not comply with the regulations on internet culture activities and imposed penalties and credit restrictions for non-compliance. On November 11, 2021, the MOCT issued the Provisions on Credit Management of the Culture and Tourism Market, which took effect on January 1, 2022 and replaced the previous National Cultural Market Blacklist Management Measures. The new Provisions establish and improve the system for the administration of the entities and persons in the cultural market, including those engaging in internet culture activities, that have seriously broken their trust, and specify the standards, identification procedures, administrative measures and remedies for such entities and persons.

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

The Standing Committee of National People’s Congress adopted the Copyright Law of the PRC in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law became effective on June 1, 2021, pursuant to which relevant provisions on copyright protection in cyberspace have been further improved, including, for example, the scope of “broadcasting right” and the scenarios that the sound recording producers can receive remunerations have been expanded, and the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”.

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

On September 15, 2021, the CAC issued the Opinions on Further Pushing Website Platforms to Fulfil Primary Responsibility for Information Content Management, effective on the same date, which urges website platforms to fulfil their primary responsibility for information content management and fully leverage the role of website platforms as the primary entity in charge of information content management. These opinions systematically set out the requirements for a website platform to engage in information content management, mainly covering ten specific topics: (i) clearly grasp the meaning of the primary responsibility which shall be borne by website platforms; (ii) improve the platform community rules; (iii) strengthen the standardized management of accounts; (iv) improve the content review mechanism; (v) improve the quality of information content; (vi) standardize the dissemination of information content; (vii) strengthen the management of key functions; (viii) insist on operating in compliance with laws and regulations; (ix) strictly protect minors on the Internet; and (x) strengthen the construction of the personnel team. Besides, these opinions further put forward specific requirements for the website platform to perform the main responsibility.

On December 31, 2021, the CAC and other three regulatory authorities jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall submit the relevant information within ten business days from the date of providing such services. Pursuant to the Administrative Provisions on Internet Information Service Algorithm Recommendation, algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services and shall not set up algorithm models against applicable laws, regulations and social norms, including without limitation inducing users to indulge or engage in excess consumption.

Regulations on Information Security and Censorship

Regulations governing information security and censorship include:

●The Law of the PRC on the Preservation of State Secrets (1988, revised in 2010) and its Implementation Rules (2014);
●The Counter-espionage Law of the PRC (2014);
●The Rules of the PRC for Protecting the Security of Computer Information Systems (1994, revised in 2011);
●The Measures for the Administration of Security Products for Computer Information Systems Examination and Sales (1997);
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
●Announcement of Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps (2019);
●Notice on the Special Rectification of Apps Infringing Users' Rights and Interests (2019);
●Information Security Technology —Personal Information Security Specification (2020 edition);
●Notice of MIIT on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps (2020);
●	Guiding Opinions on Implementing the Multi-Level Protection System for Cybersecurity and the Security Protection System for Critical Information Infrastructure (2020);
●	PRC Civil Code (2021);
●	Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (2021);
●	Cybersecurity Review Measures (2021);
●	PRC Data Security Law (2021);
●	Regulations for the Security Protection of Critical Information Infrastructure (2021); and
●	Personal Information Protection Law (2021).

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

On February 4, 2015, the CAC issued the Internet User Account Name Management Regulations, which defines “Internet User Account Name” as an account name registered or used in internet information services, including without limitation, blogs, micro-blogs, instant communication tools, forums and thread comments. In addition, according to the regulations, internet information service providers must prohibit their users from using any illegal or harmful information in their account name, avatar, profile or other registration information. On October 26, 2021, the CAC issued the Internet User Account Name Management Regulations (Draft for Solicitation of Comments), which stipulates that a internet user account service platform shall perform the responsibility of Internet user account name information management as a service platform, be equipped with management personnel and technical capabilities corresponding to its business scale, and establish a sound and strictly implement account names information management, authentic identity information verification, account professional qualification certification management, information content security, ecological governance, emergency response, personal information protection and credit evaluation management systems. If the Internet user account service platform provides account registration services to minors, the platform must obtain the consent of their guardians and verify the true identity information of the minors based on their resident ID numbers and verify the true identity information of their guardians. As of the date of this annual report, this regulation has not formally taken effect.

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

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was issued with effect on January 23, 2019, and commenced a coordinated effort among the CAC, the MIIT, the Ministry of Public Security and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout the PRC. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Apps Infringing Users’ Rights and Interests, pursuant to which app providers were required to promptly rectify issues the MIIT designated as infringing app users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. On July 22, 2020, MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps to rectify the following problems (i) illegal processing of personal information of users by the APP and the SDK; (ii) the conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; and (iv) inadequate implementation of application distribution platforms’ responsibilities. On March 12, 2021, CAC, MIIT, MPS and SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications to further provides guidance of “essential personal information” for different types of mobile apps, with effect on May 1, 2021, pursuant to which mobile apps shall not deny user access to apps’ basic functional services in case that the users want to opt to not provide non-essential personal information.

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

On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct a security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) has not been formally adopted.

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

The PRC Data Security Law was released by the National People’s Congress Standing Committee on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security. According to the PRC Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. The processors of important data shall, in accordance with relevant provisions, carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.

On 14 November 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(1) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (2) data processors that handle the personal information of more than one million people intends to be listed abroad; (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (4) other data processing activities that affect or may affect national security.

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affects or may affect national security, including that any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure (the “CII Regulations”), which came into effect on 1 September 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.

On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Multi-Level Protection System for Cybersecurity and the Security Protection System for Critical Information Infrastructure, which took effect on the same date. The work objectives of the above-mentioned Guiding Opinions include: (i) implementing the cybersecurity MLPS; (ii) establishing and implementing the critical information infrastructure security protection system; (iii) markedly increasing cybersecurity monitoring, early warning and emergency response capabilities; and (iv) creating a comprehensive cybersecurity protection and control system. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

The Personal Information Protection Law (the “PIPL”) was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the general principles of processing personal information, establishes rules for processing personal information, special rules for processing sensitive personal information and rules for the cross-border transfer of personal information abroad, as well as clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC of personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. Failure to comply with the requirements of the PIPL may result in various legal liabilities including confiscation of unlawful income, a warning, a fine of up to RMB50 million or 5% of annual revenue, and suspension of related business activities, among others.

As we expand our operations internationally, we may be also subject to privacy laws and data security laws of other jurisdictions in which we operate, including the GDPR. The GDPR has applied directly in all European Union member states since May 25, 2018 and applies to the processing carried out by companies with an establishment in the European Economic Area, or EEA, and to the processing carried out by certain other companies which are not established in the EEA but offer goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. The GDPR implements stringent operational requirements for controllers and processors of personal data, including, for example, disclosures on how personal data is to be used, limitations on retention of personal data and implementation of appropriate safeguards for transfer of personal data out of the EEA (such requirements have been further strengthened following the ruling of the Court of Justice of the European Union issued on July 16, 2020, the so-called Schrems II ruling), cyber security requirements, mandatory data breach notification requirements and requirements for controllers to demonstrate that they have relied on a valid legal basis to carry out data processing activities. Failure to comply with European Union laws and other laws relating to the security of personal data may result in significant fines, such as those applicable under the GDPR which can amount up to EUR20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and additional penalties pursuant to European Union member states’ laws may apply, including criminal liability.

In addition to existing privacy considerations at both the federal and state level in the United States, several states have recently enacted similarly comprehensive privacy laws. California enacted legislation affording consumers expanded privacy protections, including the CCPA, that went into effect as of January 1, 2020. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023), expanded rights to transparency (e.g., detailed information about how personal information is collected, used, and shared), access to, and deletion of their personal information, and a right to opt out of the sharing of certain personal information. The California Attorney General issued implementing regulations that also provide additional detail regarding requirements for covered businesses. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for certain data breaches that may increase data breach litigation and liability, in light of the potential for statutory damages. Additionally, a new privacy law, the CPRA was approved by California voters, and will take effect January 1, 2023. The CPRA significantly modifies the CCPA, and is set to sunset exemptions regarding employment-related and business-to-business related information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The CPRA also invests enforcement power in a first-of-its-kind in the U.S. enforcement agency, the California Privacy Protection Agency, which provides for additional unknowns relating to costs and risks for potential legal liability. Several other states in the United States have either passed or are considering additional comprehensive state privacy laws, with Virginia, Colorado, and Utah already passing such laws.

Regulations on Online Games

Pursuant to the Provisional Regulations for the Administration of Online Culture promulgated by the MOC in May 2003, and last revised in December 2017, online game operators are required to obtain an Internet Culture Operating License from relevant local departments of the MOC. On May 14, 2019, the General Office of the MOCT issued the Circular on Adjusting the Scope of Examination and Approval of Online Culture Business Permit and Further Regulating the Work Concerning Examination and Approval (the “MOCT Notice 81”), pursuant to which the MOCT is no longer responsible for the administration and supervision of online games and local counterparts of the MOCT may no longer approve Internet Culture Operating Licenses that involve online game operation via information networks (with or without distribution of virtual currency of online games) and virtual currency of online games trading operation via information networks. Internet Culture Operating Licenses that are already issued and only contain the above business scope will remain effective until their expiration. As of date of the annual report, no laws, regulations or official guidelines have been promulgated on whether the responsibility of MOCT for regulating online games will be undertaken by another governmental department.

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

On July 25, 2014, the SAPPRFT issued the Notice Regarding the Implementation of the Anti-Addiction and Real-Name Verification System in Online Games, which requires online game operators to complete their real-name verification procedure for online games when applying for publication of online games. On August 30, 2018, the Implementation Scheme on Comprehensive Prevention and Control of Adolescent Myopia (the “Implementation Scheme”) was issued jointly by eight PRC regulatory authorities at the national level, including the NPPA and the NRTA. The Implementation Scheme provides that as a part of the plan to prevent myopia among children, the NPPA will control the number of new online games, and take steps to restrict the amount of time children spend on playing online games. On October 25, 2019, the NPPA promulgated the Notice on Preventing Minors from Indulging in Online Games, according to which the length of minors’ use of online games should be strictly controlled. It requires all online game users to register their identification information. The total length of time for minors to access online games must be limited on a daily basis. Every day from 22:00 to 8:00 the next day, online game companies are not permitted to provide game services to minors in any form. Game services provided to minors must not exceed three hours per day on public holidays and 1.5 hours on other days. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor’s age. On August 30, 2021, the NPPA issued the Notice on Further Preventing Minors from Indulging in Online Games, which became effective on September 1, 2021. The Notice on Further Preventing Minors from Indulging in Online Games imposes stricter time limits for playing online games by minors and provides that online game operators may only provide online game services to minors on every Friday, Saturday, Sunday or PRC statutory holiday for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Notice on Further Preventing Minors from Indulging in Online Games requires that all the online games must be connected to the real-name registration and game addiction prevention system of the NPPA, all the online game players must register or login in using authentic and valid identity information, and online game operators may not provide game services, in any manner (including in visitor experience mode), to any users who have not registered using their real names. On October 20, 2021, six PRC governmental authorities jointly issued the Notice on Strengthening the Management of Preventing Primary and Middle School Students from Indulging in Online Games, which further stipulates that online game companies shall fulfill the requirements for real-name registration. Real-name registration information submitted by online game users must be verified by the real-name verification system of the NPPA. Online game operators may only provide online game services to primary and middle school students on every Friday, Saturday, Sunday or PRC statutory holiday for one hour per day from 8:00 p.m. to 9:00 p.m.

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

On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules stipulate that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school using internet technology shall obtain the private school operating permit, as well as the internet operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. The Amended Implementation Rules further stipulates that relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis.

Uncertainties exist with respect to the interpretation and application of the existing and future Laws governing the online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers.

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

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or Circular 10, which provides that provincial education departments shall be responsible for the filing of training institutions that use internet technology to provide online training for primary and middle school students. Provincial education departments shall regulate the online after-school training institutions based on the management policies governing offline afterschool training institutions. In addition, online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful APP Entering Primary and Secondary Schools, which stipulates, among other things, that: (i) local primary schools, secondary schools and education departments, shall conduct comprehensive investigations on apps used on campus, and shall call off using any apps that contain harmful content such as commercial advertisements and internet games, or that increase the burden on students; and (ii) the filing and reviewing system of learning apps shall be established.

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality (the “Opinions”), which became effective on June 23, 2019. The Opinions stipulates, among other things, that: (i) the SAMR and its local counterparts shall be responsible for the registrations and filings of all after-school training institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, and antitrust competitions etc.; and (ii) the integrated application of information technology and education shall be promoted, and the “education plus internet” operation model shall be encouraged, but in the meantime, the approval and supervision system for digital educational resource applied by schools shall be established.

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

With respect to the filing requirements, the Online After-School Training Opinions provides, among other things: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP license and the certificate and the grade evaluation report for the graded protection of cyber security; (ii) the online after-school training institutions shall file, among other things, (x) materials related to the institution itself, including information on their respective ICP licenses and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) materials related to the training content, and (z) materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules on the filing requirements, focusing on training institutions, training content and training personnel. The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review the filings and the qualification of the online after-school training institutions submitting the filings.

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

On August 17, 2020, the MOE and certain other PRC government authorities jointly promulgated the Opinion on Further Strengthening and Regulating the Management of Educational Fees (the “Education Fees Opinions”), pursuant to which all fees collected by private schools shall be paid into the school’s bank account filed with the education authority, be unifiedly managed, and mainly used for educational and teaching activities, improving the operational conditions, protection of teachers’ and staffs’ treatment and allocating development fund according to relevant laws and regulations.

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

The Law of the PRC on the Protection of Minors (“Minors Protection Law”) issued by the National People’s Congress Standing Committee on September 4, 1991 was recently amended on October 17, 2020, which took effect on June 1, 2021. According to the amended Minors Protection Law, kindergartens and after-school training agencies may not carry out primary school curriculum education for the preschool-aged minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) academic AST institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in academic AST institutions through capital markets fund raising activities, or acquiring assets of academic AST institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any academic AST institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet regarding the course time, advertisements, tuition fees, etc.

On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all academic AST institutions to complete registration as non-profit by the end of 2021, and all academic AST institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 18, 2021 the MOE further published on its official website that the General Office of MOE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

On October, 2021, the MOE jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-collection of Fees, which requires the pre-collection of fees by academic AST institutions and non-academic AST institutions be supervised. Local governments will establish bank custodians or risk reserves to mitigate the related risks suitable for their own jurisdictions.

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding certificates for their profession; (ii) non-academic after-school tutoring institutions shall ensure that training contents and training methods are suitable for the students’ age, mental and physical characteristics and cognitive level. The notice also specifies a series of operating requirements that non-academic after-school tutoring institutions must meet regarding the course content, course time, advertisements, tuition fees, contract form and premise, etc.

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

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading (the “Online Trading Measures”), which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers, including third-party trading platform operators, concerning qualifications, after-sale services, terms of use, user privacy protection, data preservation, compliance with applicable laws in respect of intellectual property rights protection and unfair competition. In order to further regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures (“Online Trading Supervision Measures”), which became effective on May 1, 2021 and replace the Online Trading Measures. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities and it further regulates the operations of online trading.

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

The Food Safety Law of the PRC, promulgated on February 28, 2009 and effective on June 1, 2009, was amended on April 29, 2021 with effect from the same date. This amendment provides that the sale of pre-packaged food only is not subject to a permit but needs to file a record with the competent authority. On October 11, 2019, the State Council revised and adopted the Implementing Regulation for the Food Safety Law of the PRC, which became effective on December 1, 2019. The regulation underscores tougher supervision, requiring governments above county levels to establish a uniform and authoritative supervision mechanism to enhance supervisory capabilities. The regulation clarifies the primary responsibilities of producers and business operators in food safety, specifies the duties of major corporate leaders, regulates the storage and transportation of food products, bans false promotion of food products, and improves the management of special foods. Under the regulation, legal persons, persons in charge, managers who are directly in charge and individuals who are directly responsible will be fined if the entity they worked for was found to be intentionally committing an illegal act. However, it currently remains unclear if food distributed through the recently established cross-border e-commerce industry is required to comply with all the requirements set forth in the new Food Safety Law of the PRC and its implementing regulation.

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

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC (the “New Advertising Law”), and last amended on April 29, 2021. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of advertising services providers, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisements, such as “national,” “supreme,” or “best” and provides a more detailed definition of “false advertisement.” The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal email addresses if the advertisement is not invited or the receiver of the advertisement has rejected the advertising.

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

The SAMR has recently organized the revision of the Provisional Measures of Internet Advertising Management, renamed the Provisional Measures of Internet Advertising Management as the Measures for Internet Advertising Management, and drafted the Measures for Internet Advertising Management (Draft for Public Comment), which was promulgated on November 26, 2021. The main revisions of the draft include: (i) in view of the new developments in the field of internet advertising, the draft includes commercial advertisements and cross-border e-commerce advertisements that directly or indirectly promote goods or services through online live-streaming and other means into the adjustment scope of the Measures, and further strengthens the regulation for the "one-click closing" of pop-up advertisements, product placement and other fields; (ii) the draft removes the relevant provisions on programmed purchase and strengthens the responsibilities of relevant entities and persons. For example, the draft adds special provisions for advertisements containing links, pre-school and primary and secondary school education advertisements, strengthens the responsibilities of Internet platform operators, further refines the provisions on the responsibilities of advertisers, Internet advertising operators, Internet advertising publishers and Internet information service providers, as well as clarifies the obligations of Internet platform operators to cooperate in advertising monitoring, assist in supervision and provide statistical data. As of the date of the filing of this annual report, the draft had not been formally adopted and is not in effect.

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

On September 14, 2020, the MOCT issued the Notice on Deepening Reform of “Streamline Administration, Delegating Power and Improving Services” to Promote Prosperity and Development of the Performance Market, which took effect on the same date. Under this Notice, those who provide real time live artistic performance to the public through the internet for the purpose of making profits, shall go through the formalities of application for approval in accordance with the Regulations for the Administration of Commercial Performances and other relevant provisions, and the online communication services shall be provided by internet cultural units with network culture operation license.

According to the Guiding Opinions on Strengthening the Standardised Management of Network Live Broadcasting issued by CAC, National Office of Combating Pornography and Illegal Publications, MIIT, the Ministry of Public Security, MOCT, SAMR and NRTA on February 9, 2021, live streaming platforms that carry out business-oriented online performance activities must hold the internet cultural business license and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the AVSP (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services. In addition, the Opinions also cover several other aspects, including urging the implementation of the subject responsibilities of platforms and anchors, regulating the code of conduct of users, ensuring correct guidance and content safety, and strengthening the protection of minors.

On December 2, 2016, the MOC issued the Administrative Measures for Business Activities Relating to Online Performance, which took effect on January 1, 2017. Under the Measures, an online performance business operator engaging in business operations of online performance shall obtain a Permit for Cyber Culture Business Operations, the business scope of which shall specify that online performance is included. An online performance business operator shall assume the primary responsibility for the business operations of online performance carried out thereby and shall, in accordance with the requirements of relevant laws, develop sound administrative rules for content examination, appoint examiners that meet the needs of self-examination and have obtained corresponding qualifications, and establish technical regulatory measures that meet the needs of content management.

On August 30, 2021, the MOCT issued the Online Performance Brokerage Agencies Measures, which took effect on the same date. Pursuant to the Measures, in order to engage in performance brokerage activities, an online performance brokerage agency shall legally obtain a commercial performance permit. An online performance business entity shall assume the primary responsibilities for its online performance business activities and verify the qualifications of online performance brokerage agencies on the platform. In addition, any online performance brokerage agency that has been engaging in online performance brokerage activities before the implementation of the Measures may obtain the business qualification within the buffer period of 18 months after the implementation of the Measures.

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

The Law of the PRC on the Protection of Minors, or the Minors Protection Law, issued by the National People’s Congress Standing Committee on September 4, 1991, was recently amended on October 17, 2020 and took effect on June 1, 2021. Under the amended Minors Protection Law, online product and service providers shall avoid providing content for minors that might induce obsession by minors. Online product and service providers such as providers of online games, online broadcasts, online audio/video or online social networks shall set up appropriate functions such as the management of time, authority and spending of minors using their services.

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

On April 23, 2021, the CAC and several other government authorities jointly issued the Administrative Measures for Online Live-streaming Marketing (for Trial Implementation), which became effective on May 25, 2021. The Measures stipulate the corresponding responsibilities and obligations of entities and persons who engage in online live-streaming marketing activities such as live-streaming marketing platforms, live-streaming room operators, live-streaming marketing personnel and service agencies for live-streaming marketing personnel, and specify the bottom-line rules that such entities and persons shall abide by when engaging in online live-streaming marketing activities, including the rules on key links for the management of live-streaming rooms. Pursuant to the Measures, live-streaming room operators and live-streaming marketing personnel shall do a good job in real-time management of interactive content such as voice and video connectivity, comments and bullet screens in accordance with the platform service agreement, and shall not deceive or mislead users by deleting or blocking relevant adverse comments or other means. In particular, the Measures stipulate that if the live-streaming contents constitute commercial advertisements, relevant duties and obligations of advertisement publishers or advertising agents under the Advertisement Law shall be performed.

On March 25, 2022, the CAC, the STA, and the SAMR jointly issued the Opinions on Further Regulating Profit-Making Activities of Online Live Streaming to Promote Healthy Development of the Industry (the “Live Streaming Profit-Making Regulating Opinions”), which became effective on the same date. The Live Streaming Profit-Making Regulating Opinions further regulate profit-making activities of online live streaming in the following four aspects: (i) further implementing the primary responsibility of management of online live streaming platforms, covering the management of online live streaming account registration, the classification and management of online live streaming accounts, and cooperation with law enforcement activities; (ii) regulating online live streaming marketing practices, including actively creating a fair competition environment for online live-streaming services and protecting the lawful rights of businesses and consumers; (iii) regulating tax administration and promoting tax compliance; and (iv) strengthening information sharing among regulatory authorities such as cyberspace authorities, tax authorities and market regulation authorities and enhancing joint rewards and punishments system. Under the Live Streaming Profit-Making Regulating Opinions, online live streaming platforms shall semiannually report information such as the personal identity, live streaming account, online nickname, receiving account, income type and profitability status of the online live streaming publishers who engage in profitable online live streaming activities to competent cyberspace authorities and tax authorities in the places where the platforms are located.

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

On October 23, 2021, the Standing Committee of the National People’s Congress issued a draft amendment to the Anti-Monopoly Law for public comments, which proposes to amend the penalties for illegal concentration of business operators to include the discontinuation of concentration, disposal of the shares or assets within a specified time limit, transfer of the business within a specified time limit and the adoption of other necessary measures to return to the state prior to the concentration, and a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions.” The draft also proposes the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

On August 17, 2021, the SAMR issued the Draft Provisions on Preventing Unfair Online Competition for public comment, which mainly regulates the production and operation activities of business operators through the Internet and other information networks, and specifically stipulates the general norms of online competition, prohibits the use of technical means to impede, interfere or conduct other unfair competition behaviors and prohibits the use of technical means to conduct other online unfair competition behaviors. As of the date of the filing of this annual report, the Draft Provisions on Preventing Unfair Online Competition has not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the Draft Provisions on Preventing Unfair Online Competition.

Regulations on Payment and Finance Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services (the “PBOC Measures”), which was amended on April 29, 2020 and became effective on the same date. The PBOC Measures requires that non-financial institutions engaging in the payment business before September 1, 2010 obtain a permit, the Payment Service Permit, from the PBOC by August 31, 2011 to continue operating their business. On December 1, 2010, the PBOC issued the Implementation Rules for the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services (last amended on July 20, 2021), which further elaborates on the application qualification, material and procedure for the Payment Service Permit and further measures aiming at protecting the rights and interests of clients, including prominent disclosure of service rates, prior notice to clients before any modification can be made to the service rates or payment service agreement between a payment service provider and its clients. On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-banking Payment Institutions, which became effective on July 1, 2016, and requires that non-banking payment institutions implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients. The measures also require that if non-banking payment institutions engage in transferring money between payment accounts and bank accounts, all of these accounts shall be owned by the same client. On January 13, 2017, the PBOC issued the Notice of the PBOC on Matters concerning Implementing the Centralized Deposit of the Funds of Pending Payments of Clients of Payment Institutions, which requires that, from April 17, 2017, a payment institution shall deposit a certain percentage of the funds from its clients, pending payment from such clients, in a special deposit account with a designated financial institution where no interest on the percentage of funds shall accrue.

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

On July 20, 2021, the PBOC issued the Measures for the Administration of Reporting of Major Events by Non-bank Payment Institutions, which became effective on September 1, 2021. Under the Measures, “major events” refers to major business operation matters that shall be reported in advance in accordance with the laws and regulations and the rules of the PBOC, as well as matters that may have major impact on the business operation status of payment institutions (including branches), rights and interests of financial consumers, and financial and social stability, and shall be reported ex post. The Measures further specify the scope of major events that shall be reported in advance and the reporting procedures for major events. Pursuant to the Measures, a payment institution shall maintain communication with branches of the PBOC, and actively cooperate with the PBOC and its branches in effectively monitoring, preventing and resolving risks. A branch of the PBOC where an incorporated payment institution is located shall be the primary regulator for the reporting of major events by the payment institution.

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

The Patent Law of the PRC was further amended by the Standing Committee of the National People’s Congress in October, 2020 and became effective on June 1, 2021, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the applicant, except for any unreasonable delay caused by the applicant. In addition, the Law of the Patent PRC (Revised in 2020) provides criterial for compensation amount for intentional patent infringement, i.e. one to five times of actual loss suffered by the rights holder due to the infringement or the gains obtained by the infringer from the infringement, and the extension of the limitation of action for patent infringement to three years. To align with the amended Patent Law, the National Intellectual Property Administration of China is in the process of revising the implementation rules of the Patent Law.

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

Copyright

The Standing Committee of National People’s Congress adopted the Copyright Law of the PRC in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law became effective on June 1, 2021, according to which relevant provisions on copyright protection in cyberspace have been further improved, including, for example, the scope of “broadcasting right” and the scenarios in which sound recording producers can receive remunerations have been expanded, and the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works”. In addition, the latest amendment raises the maximum amount of statutory damages for copyright infringement while setting a minimum limit.

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

Regulations Relating to Overseas Listing

On 6 July 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which call for the enhanced administration and supervision of overseas-listed China-based companies, propose to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Filing Measures”) for public comment. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises” and that overseas issuance and listing of domestic enterprises shall be subject to filing procedures with the CSRC, as well as regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detail the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will both be required to go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to that, enterprises whose main business activities are in the PRC in the name of overseas enterprises issuing securities overseas or listing overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking an overseas listing or issuance of securities should operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Confidentiality and Archives Administration Provisions”) for public comment, according to which a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. The “domestic company” may refer to either one of the following entities: a domestic joint-stock company listed in an overseas market via direct offering, or a domestic operational entity of a company listed in an overseas market via indirect offering. The Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, or how such provisions and measures will be enacted, interpreted or implemented.

C.          Organizational Structure

Our organizational structure is set forth above under Item 4.B. “Business Overview—Our Organizational Structure.”

D.          Property, Plants and Equipment

Our principal executive offices are currently located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. In addition, as of December 31, 2021, we have leased office, warehouse and store facilities with an aggregate of approximately 582,208 square meters of space at properties mainly in Shanghai, Guangzhou and Hangzhou.

We own and occupy several office building and research and development centers in Hangzhou and Guangzhou, China with a total floor area of approximately 304,000 and 237,000 square meters, respectively, where our online game and innovative businesses and other services developers, as well as their related sales, marketing, technology, management and administrative functions are located. We also own and occupy an office building in Beijing with an aggregate total estimated floor area of 95,000 square meters, where our advertising services and Youdao are located.

We are in the process of constructing several new office buildings, primarily located in Shanghai. As of December 31, 2021, we had incurred construction in progress costs of RMB653.2 million (US$102.5 million) for these new office buildings, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

As of December 31, 2021, we owned approximately 130,000 network servers co-located mainly in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates for which we paid server and bandwidth service fees, and we leased dedicated lines mainly from various affiliates of China Telecom, China Unicom and China Mobile pursuant to short term contracts. Our server and bandwidth service fees were approximately RMB1,675.5 million (US$262.9 million) for the year ended December 31, 2021.

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

A.           Operating Results

OVERVIEW

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. Leveraging on our user insights and execution expertise, we have also incubated and developed in-house a pipeline of successful businesses, including our intelligent learning platform, Youdao, online music platform, NetEase Cloud Music, and other innovative businesses, ranging from private label e-commerce to internet media and e-mail services, among others.

We generated net revenues of RMB59,241.1 million, RMB73,667.1 million and RMB87,606.0 million (US$13,747.3 million) in 2019, 2020 and 2021, respectively. Our net income from continuing operations was RMB13,468.6 million, RMB12,330.2 million and RMB16,976.2 million (US$2,663.9 million) in 2019, 2020 and 2021, respectively.

OUR CORPORATE STRUCTURE

Our company was incorporated in the Cayman Islands. NetEase, Inc. conducts its business in China through its subsidiaries and VIEs. Under current Chinese regulations, there are restrictions and prohibitions on foreign investment in Chinese companies providing, among other things, value-added telecommunications services, internet cultural services and internet publication services, which include the provision of online game, online education and other internet content and services. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, including Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Shanghai EaseNet, Hangzhou Yuedu and certain other affiliated companies. These affiliated companies are considered “variable interest entities” for accounting purposes, and are referred to collectively in this annual report as “VIEs.” These contractual arrangements allow us to exercise effective control over the VIEs and their subsidiaries. The VIEs hold ICP licenses and other regulated licenses in which foreign investment is restricted or prohibited and operate our Internet businesses and other businesses. The revenue earned by the VIEs largely flows through to NetEase, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Hangzhou, Boguan and certain other affiliated companies provide technical consulting and related services to the VIEs. In addition, Guangzhou NetEase has a wholly-owned subsidiary, Wangyibao (the operator of our NetEase Pay online payment platform). Please also see Item 4.B. “Business Overview—Our Organizational Structure.”

As of December 31, 2021, the total assets of all the consolidated VIEs of our company were RMB20.7 billion (US$3.2 billion), mainly comprising cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, net, amounts due from group companies, short-term investments, long-term investments and other long-term assets, net. As of December 31, 2021, the total liabilities of the consolidated VIEs were RMB18.7 billion (US$2.9 billion), mainly comprising accounts payable, deferred revenue, amounts due to group companies and accrued liabilities and other payables.

We believe that our present operations are structured to comply with the relevant Chinese laws. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online games, online education, online music, live streaming, internet access, online advertising and online payment services, may impose additional regulatory requirements on us or our service providers or otherwise harm our business. Please see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

BASIS OF CONSOLIDATION

Our consolidated financial statements include the financial statements of our subsidiaries and the VIEs for which we are the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among our company, our subsidiaries and the VIEs have been eliminated upon consolidation. We consolidate a VIE if we have the power to direct matters that most significantly impact the activities of the VIE, and have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

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

Our ability to manage our costs and expenses effectively across all business segments

Our results of operations are affected by our ability to effectively control our costs and expenses across all of our business segments. We incur revenue sharing costs, including fees shared with distribution channel providers, game developers and other third parties related to mobile games, course instructors related to Youdao’s services, music labels and other copyright and content partners related to Cloud Music’s services and others in connection with our other innovative businesses, which may increase in absolute amounts in the near term as we continue to scale up our operations across our business segments. We may also incur higher content costs in the near term as we continue to expand our product and service offerings to cater to the evolving user needs. Our ability to continue to manage and control our cost of revenues, including revenue sharing costs and content costs, while maintaining the high-quality and attractiveness of our products and services will have a significant impact on our business, financial condition and results of operations.

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

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The following table sets forth our revenue by segment for the periods indicated.

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	46,422,640	54,608,717	62,806,453	9,855,703
Youdao	1,304,883	3,167,515	5,354,357	840,215
Cloud Music	2,318,390	4,895,731	6,997,622	1,098,080
Innovative businesses and others	9,195,232	10,995,170	12,447,594	1,953,299
Total net revenues	59,241,145	73,667,133	87,606,026	13,747,297

We generate our revenues from the provision of online game services, Youdao, Cloud Music and other innovative businesses and others. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2019, 2020 and 2021.

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

Youdao

Youdao’s revenue consists of three parts: learning services, smart devices and online marketing services. We currently generate the majority of the revenues for Youdao’s learning services from its online courses in the form of the tuition fees received from students. In order to comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, Youdao has disposed of its Academic AST Business, which historically contributed a significant portion of the learning services revenues. In 2019, 2020 and 2021, Youdao’s Academic AST Business contributed RMB97.5 million, RMB640.7 million and RMB1,338.6 million (US$210.1 million), which accounted for approximately 7.5%, 20.2% and 25.0% of Youdao’s total revenues for those periods, respectively, and 0.2%, 0.9% and 1.5% of our total net revenues for those periods, respectively. We also generate revenues from sales of smart devices. We generate revenues from Youdao’s online marketing services through the provision of different formats of advertisements.

Cloud Music

Cloud Music’s revenue is primarily generated from (i) online music services through the sales of membership subscriptions in various content and service packages and (ii) social entertainment services and others mainly through the sale of virtual items.

Innovative Businesses and Others

We derive our innovative businesses and others revenues primarily from e-commerce, video streaming, advertising services, premium e-mail and other value-added services.

Seasonality of Revenues

Historically, usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays. Revenues from certain of our innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our Youdao platform tends to experience strong sales of its smart devices during the period leading up to commencement of school terms in September and in connection with various e-commerce promotions in November and December. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China.

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Online game services	(16,974,234)	(19,847,846)	(22,101,116)	(3,468,147)
Youdao	(934,261)	(1,713,229)	(2,448,146)	(384,168)
Cloud Music	(3,375,104)	(5,491,066)	(6,854,948)	(1,075,691)
Innovative businesses and others	(6,402,246)	(7,631,590)	(9,231,015)	(1,448,547)
Total cost of revenues	(27,685,845)	(34,683,731)	(40,635,225)	(6,376,553)

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

Youdao

Our cost of revenues of Youdao consists primarily of revenue sharing costs paid to Youdao’s course instructors, teaching assistants and course development personnel, payment channel fees, costs of course materials, costs relating to the sales of smart devices and traffic acquisition costs.

Cloud Music

Our cost of revenues of Cloud Music consists primarily of content licensing fees paid to music labels, independent artists and other copy right partners, revenue sharing fees paid to live streaming performers and their agencies, advertising service related costs, music and entertainment event related costs, depreciation of property, plant and equipment, professional fees, employee benefit expenses and payment channel fees.

Innovative Businesses and Others

Cost of revenues related to our innovative businesses and others segment consists primarily of content costs, cost of merchandise sold in our e-commerce business and revenue sharing costs with broadcasters. We pay content fees to third-party partners, newspaper and magazine publishers for the right to use proprietary content developed and licensed by them, such as headline news and articles.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the periods indicated:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing expenses	(6,221,127)	(10,703,788)	(12,214,191)	(1,916,673)
General and administrative expenses	(3,130,298)	(3,371,827)	(4,263,549)	(669,044)
Research and development expenses	(8,413,224)	(10,369,382)	(14,075,991)	(2,208,830)
Total operating expenses	(17,764,649)	(24,444,997)	(30,553,731)	(4,794,547)

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

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses, compensation costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, bad debt expenses, recruiting expenses/expected credit loss, travel expenses and depreciation charges.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals.

Share-Based Compensation Cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation cost included in:
Cost of revenues	758,810	794,855	833,389	130,777
Selling and marketing expenses	84,920	102,300	118,611	18,613
General and administrative expenses	797,120	929,013	1,105,547	173,484
Research and development expenses	763,239	837,321	983,945	154,402
Total	2,404,089	2,663,489	3,041,492	477,276

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

For the years ended December 31, 2019, 2020 and 2021, we recorded share-based compensation cost of approximately RMB2,404.1 million, RMB2,663.5 million and RMB3,041.5 million (US$477.3 million), respectively, for awards granted under the 2009 RSU Plan and 2019 RSU Plan, as well as the other share incentive plans discussed as below. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2021, total unrecognized compensation cost related to unvested awards granted under the 2009 RSU Plan and 2019 RSU Plan, adjusted for estimated forfeitures, was RMB2,655.6 million (US$416.7 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2021, the weighted average remaining vesting period was 2.21 years.

Other Share Incentive Plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees. The options expire four to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. For the years ended December 31, 2019, 2020 and 2021, we recorded RMB56.2 million, RMB117.7 million and RMB528.2 million (US$82.9 million), respectively in compensation expenses for the share options granted under these plans. But for certain share options granted with vesting conditions outside our control, no expenses will be recorded until the occurrence of the vesting conditions when we determine that it is probable that the vesting conditions will be satisfied.

As of December 31, 2021, there were RMB28.1 million (US$4.4 million) in unrecognized share-based compensation expenses related to such share options for which the service conditions were met and are expected to be recognized when the vesting conditions are achieved.

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

Hong Kong

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2019, 2020 and 2021, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

China

The PRC Enterprise Income Tax Law subjects Foreign Invested Enterprises (“FIEs”) and domestic companies to EIT at a uniform rate of 25%, and preferential tax treatments may be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as HNTEs, “Software Enterprises” or “Key Software Enterprises.”

Boguan, NetEase Hangzhou and certain of our other PRC subsidiaries and affiliated entities were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2019, 2020 and 2021. In 2019 and 2020, Boguan, NetEase Hangzhou and certain of our other PRC subsidiaries and affiliated entities were each also qualified as a Key Software Enterprise and enjoyed a further reduced preferential tax rate of 10% for 2018 and 2019. The related tax benefit was recorded in 2019 and 2020, respectively. In 2021, none of our PRC subsidiaries were qualified as Key Software Enterprises for 2020.

The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.

Sales Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax, or VAT, and its implementation rules, or Provisional VAT Regulation, our PRC subsidiaries and the VIEs are generally subject to VAT at a rate of 6% for revenues earned from rendering services. Our sales of general goods to our customers in the PRC are also subject to VAT, which was 16% from May 1, 2018 to April 1, 2019 and 13% thereafter.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Item 18 of Part III, “Financial Statements—Note 2(bb)—Recently adopted accounting pronouncements” and “—Note 2(cc)—Recently issued accounting pronouncements not yet adopted.”

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

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Statement of Operations and Comprehensive Income Data:
Net revenues:	59,241,145	100.0	73,667,133	100.0	87,606,026	13,747,297	100
Cost of revenues:	(27,685,845)	(46.7)	(34,683,731)	(47.1)	(40,635,225)	(6,376,553)	(46.4)
Gross profit	31,555,300	53.3	38,983,402	52.9	46,970,801	7,370,744	53.6
Operating expenses:
Selling and marketing expenses	(6,221,127)	(10.5)	(10,703,788)	(14.5)	(12,214,191)	(1,916,673)	(13.9)
General and administrative expenses	(3,130,298)	(5.3)	(3,371,827)	(4.6)	(4,263,549)	(669,044)	(4.9)
Research and development expenses	(8,413,224)	(14.2)	(10,369,382)	(14.1)	(14,075,991)	(2,208,830)	(16.0)
Total operating expenses	(17,764,649)	(30.0)	(24,444,997)	(33.2)	(30,553,731)	(4,794,547)	(34.8)
Operating profit	13,790,651	23.3	14,538,405	19.7	16,417,070	2,576,197	18.8
Other income/(expenses)
Investment income, net	1,306,320	2.2	1,610,045	2.2	2,947,721	462,562	3.4
Interest income, net	821,774	1.4	1,598,618	2.2	1,519,714	238,476	1.7
Exchange gains / (losses), net	25,166	—	(3,112,152)	(4.2)	(490,481)	(76,967)	(0.6)
Other, net	439,422	0.7	737,168	1.0	710,435	111,482	0.8
Income before tax	16,383,333	27.6	15,372,084	20.9	21,104,459	3,311,750	24.1
Income tax	(2,914,726)	(4.9)	(3,041,849)	(4.1)	(4,128,269)	(647,815)	(4.7)
Net income from continuing operations	13,468,607	22.7	12,330,235	16.8	16,976,190	2,663,935	19.4
Net income from discontinued operations	7,962,519	13.4	—	—	—	—	—
Net income	21,431,126	36.1	12,330,235	16.8	16,976,190	2,663,935	19.4
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(271,543)	(0.5)	(787,029)	(1.1)	(536,981)	(84,265)	(0.6)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	77,933	0.1	519,548	0.7	417,633	65,536	0.4
Net income attributable to NetEase, Inc.’s shareholders	21,237,516	35.7	12,062,754	16.4	16,856,842	2,645,206	19.2
Share-based compensation cost included in:
Cost of revenues	758,810	1.3	794,855	1.1	833,389	130,777	1.0
Selling and marketing expenses	84,920	0.1	102,300	0.1	118,611	18,613	0.1
General and administrative expenses	797,120	1.3	929,013	1.3	1,105,547	173,484	1.3
Research and development expenses	763,239	1.3	837,321	1.1	983,945	154,402	1.1

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

We have organized our operations into following segments: online game services, Youdao, Cloud Music and innovative businesses and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Net revenues:
Online game services	54,608,717	62,806,453	9,855,703
Youdao	3,167,515	5,354,357	840,215
Cloud Music	4,895,731	6,997,622	1,098,080
Innovative businesses and others	10,995,170	12,447,594	1,953,299
Total net revenues	73,667,133	87,606,026	13,747,297
Cost of revenues:
Online game services	(19,847,846)	(22,101,116)	(3,468,147)
Youdao	(1,713,229)	(2,448,146)	(384,168)
Cloud Music	(5,491,066)	(6,854,948)	(1,075,691)
Innovative businesses and others	(7,631,590)	(9,231,015)	(1,448,547)
Total cost of revenues	(34,683,731)	(40,635,225)	(6,376,553)

Net revenues

Total net revenues increased by 18.9% to RMB87,606.0 million (US$13,747.3 million) in 2021 from RMB73,667.1 million in 2020. Net revenues from online game services, Youdao, Cloud Music and innovative businesses and others constituted 71.7%, 6.1%, 8.0% and 14.2%, respectively, of our total net revenues in 2021, compared with 74.1%, 4.3%, 6.6% and 15.0%, respectively, in 2020.

Online Game Services

Net revenues from online game services increased by 15.0% to RMB62,806.5 million (US$9,855.7 million) in 2021 from RMB54,608.7 million in 2020. The increase was principally attributable to the strong performance of mobile games such as Fantasy Westward Journey mobile games and the newly released games Revelation and Harry Potter: Magic Awakened, as well as PC games such as Fantasy Westward Journey Online and Naraka: Bladepoint which led the Steam top-sellers chart since its release in 2021. Net revenues from mobile games and PC games represented 70.4% and 29.6% of total net revenues from online game services in 2021, respectively, compared to 71.9% and 28.1% in 2020, respectively.

Net revenues from our in-house developed games (including certain games co-developed with our collaboration partners) increased by 13.7% to RMB54,450.6 million (US$8,544.5 million) in 2021 from RMB47,885.6 million in 2020 as a result of the expansion of our portfolio of both PC and mobile games and their increased popularity in 2021. Net revenues from licensed games increased by 24.3% to RMB8,355.9 million (US$1,311.2 million) in 2021 from RMB6,723.1 million in 2020, which was mainly attributable to increased popularity of certain licensed games such as Sky and several newly released licensed games. Net revenues generated from licensed games represented 9.5% and 9.1% of our total net revenues in 2021 and 2020, respectively.

Youdao

Net revenues from our Youdao segment increased by 69.0% to RMB5,354.4 million (US$840.2 million) in 2021 from RMB3,167.5 million in 2020. The increase was mainly attributable to increased revenue from its learning services and smart devices.

Cloud Music

Net revenues from our Cloud Music segment increased by 42.9% to RMB6,997.6 million (US$1,098.1 million) in 2021 from RMB4,895.7 million in 2020. The increase was mainly attributable to increased revenues from its online music services as a result of the growth in sales of membership subscriptions, as well as its increased revenues from social entertainment services, which was mainly derived from rapid growth of live streaming services.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 13.2% to RMB12,447.6 million (US$1,953.3 million) in 2021 from RMB10,995.2 million in 2020. This increase mainly resulted from an increase in revenue contribution by our NetEase CC live streaming, Yanxuan e-commerce and certain other innovative businesses, which was partially offset by a decrease in net revenue from our advertising business as a result of a relatively more challenging macroeconomic environment in China and the adverse impact of the COVID-19 pandemic.

Cost of Revenues

Our cost of revenues increased by 17.2% to RMB40,635.2 million (US$6,376.6 million) in 2021 from RMB34,683.7 million in 2020. The year-over-year increase was mainly due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties, content costs and payroll related expenses. In 2021, costs relating to online game services, Youdao, Cloud Music and innovative businesses and others represented 54.4%, 6.0%, 16.9% and 22.7% of total cost of revenues, respectively, as compared with 57.2%, 4.9%, 15.8% and 22.1% of the total cost of revenues, respectively, in 2020.

Online Game Services

Cost of revenues from our online game services increased by 11.4% to RMB22,101.1 million (US$3,468.1 million) in 2021 from RMB19,847.8 million in 2020. The increase in cost of revenues in 2021 was primarily due to (i) an increase in revenue sharing costs with distribution channel providers, game developers, content owners and other third parties related to our games, which was primarily due to the increased revenue from our various in-house developed PC and mobile games, as well as licensed mobile games in 2021, and (ii) an increase in staff-related costs mainly as a result of an increase in salaries and bonuses and an increase in the number of our employees.

Youdao

Cost of revenues from Youdao increased by 42.9% to RMB2,448.1 million (US$384.2 million) in 2021 from RMB1,713.2 million in 2020, which was primarily attributable to increased payroll related expenses and cost of smart devices sold.

Cloud Music

Cost of revenues from Cloud Music increased by 24.8% to RMB6,854.9 million (US$1,075.7 million) in 2021 from RMB5,491.1 million in 2020, which was primarily attributable to an increase in content licensing fees paid to music labels and independent artists in line with the growth of online music service revenue, as well as an increase in revenue sharing costs for talent agencies of live streaming performers, which was in line with the rapid growth of its revenue from live streaming services.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others increased by 21.0% to RMB9,231.0 million (US$1,448.5 million) in 2021 from RMB7,631.6 million in 2020. The increase in cost of revenues in 2021 was primarily due to increased revenue sharing costs and content costs related to our NetEase CC live streaming and our e-reading businesses, the increased cost of merchandise sold in our e-commerce business resulting from increased sales volume and increased staff-related costs.

Gross Profit

Our gross profit increased by 20.5% to RMB46,970.8 million (US$7,370.7 million) in 2021 from RMB38,983.4 million in 2020.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2020 and 2021 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Gross profit:
Online game services	34,760,871	40,705,337	6,387,556
Youdao	1,454,286	2,906,211	456,047
Cloud Music	(595,335)	142,674	22,389
Innovative businesses and others	3,363,580	3,216,579	504,752
Total gross profit	38,983,402	46,970,801	7,370,744

Gross profit margin:
Online game services	63.7%	64.8%
Youdao	45.9%	54.3%
Cloud Music	(12.2)%	2.0%
Innovative businesses and others	30.6%	25.8%
Total gross profit margin	52.9%	53.6%

Our gross profit margin for online game services in 2021 increased slightly compared to 2020, which was primarily attributable to increased contribution from our in-house developed PC games, which have relatively higher gross profit margin, as a percentage of our total online game revenues. The increase in gross profit margin in 2021 for Youdao was mainly due to increased revenues and improved economies of scale related to its learning services. The improvement in gross profit margin in 2021 for Cloud Music was mainly due to enhanced economies of scale in its business and cost controls. The gross profit margin in innovative businesses and others decreased from 2020 to 2021 mainly due to decreased gross profit from our advertising business.

Operating Expenses

Total operating expenses increased by 25.0% to RMB30,553.7 million (US$4,794.5 million) in 2021 from RMB24,445.0 million in 2020 as a result of increased marketing expenditures related to online game services, Cloud Music and Yanxuan, as well as higher staff-related costs and research and development investments. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)

Selling and marketing expenses	(10,703,788)	(12,214,191)	(1,916,673)
General and administrative expenses	(3,371,827)	(4,263,549)	(669,044)
Research and development expenses	(10,369,382)	(14,075,991)	(2,208,830)
Total operating expenses	(24,444,997)	(30,553,731)	(4,794,547)

Selling and marketing expenses increased by 14.1% to RMB12,214.2 million (US$1,916.7 million) in 2021 from RMB10,703.8 million in 2020, primarily due to increased marketing spending on our online games, Cloud Music and Yanxuan businesses, as well as increased staff-related expenses.

General and administrative expenses increased by 26.4% to RMB4,263.5 million (US$669.0 million) in 2021 from RMB3,371.8 million in 2020, primarily due to an increase in staff-related costs driven by higher compensation levels and increased expected credit losses on our accounts receivables, in particular related to our advertising business.

Research and development expenses increased by 35.7% to RMB14,076.0 million (US$2,208.8 million) in 2021 from RMB10,369.4 million in 2020, primarily due to an increase in staff-related costs, mainly as a result of increased headcount and higher salaries, bonuses and other benefits paid to our research and development teams, as well as increased technology expenses which were mainly for game content design.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)

Investment income, net	1,610,045	2,947,721	462,562
Interest income, net	1,598,618	1,519,714	238,476
Exchange losses, net	(3,112,152)	(490,481)	(76,967)
Other, net	737,168	710,435	111,482

Other income/(expenses) in 2021 mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange losses, impairment provisions related to certain equity investments, net investment gain in equity method investees, fair value change related to our equity investments with readily determinable fair value and upward adjustment related to our equity investments without readily determinable fair value.

Investment income was RMB2,947.7 million (US$462.6 million) in 2021 compared to investment income of RMB1,610.0 million in 2020, consisting primarily of (i) investment income related to short-term investments of RMB639.8 million (US$100.4 million) in 2021 compared to RMB580.7 million in 2020, (ii) a net investment gain in equity method investees of RMB1,575.5 million (US$247.2 million) in 2021 compared to RMB172.5 million in 2020 and (iii) an upward adjustment to the carrying value of equity securities without readily determinable fair value of RMB380.8 million (US$59.8 million) in 2021 compared to nil in 2020 and (iv) a gain from fair value change related to the equity investments with readily determinable fair value of RMB91.1 million (US$14.3 million) compared to a gain from fair value change of RMB720.6 million in 2020, which was offset in part by impairment provisions related to certain investments of RMB19.2 million (US$3.0 million), compared to RMB55.6 million in 2020.

Interest income decreased slightly to RMB1,519.7 million (US$238.5 million) in 2021 from RMB1,598.6 million in 2020. We incurred interest expenses of RMB191.3 million (US$30.0 million) in 2021 related to our short-term and long-term loans.

We also incurred net foreign exchange losses of RMB490.5 million (US$77.0 million) in 2021, compared to net foreign exchange losses of RMB3,112.2 million in 2020, primarily due to the translation gains and losses arising from our U.S. dollar denominated bank deposit and bank loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Other, net decreased slightly to RMB710.4 million (US$111.5 million) in 2021 from RMB737.2 million in 2020. We received and recognized unconditional government incentives of approximately RMB848.3 million (US$133.1 million) in 2021, compared to RMB116.4 million in 2020.

Income Tax

Income tax increased to RMB4,128.3 million (US$647.8 million) in 2021 from RMB3,041.8 million in 2020. Our effective tax rate in 2021 was 19.6% compared with 19.8% in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Net revenues:
Online game services	46,422,640	54,608,717
Youdao	1,304,883	3,167,515
Cloud Music	2,318,390	4,895,731
Innovative businesses and others	9,195,232	10,995,170
Total net revenues	59,241,145	73,667,133
Cost of revenues:
Online game services	(16,974,234)	(19,847,846)
Youdao	(934,261)	(1,713,229)
Cloud Music	(3,375,104)	(5,491,066)
Innovative businesses and others	(6,402,246)	(7,631,590)
Total cost of revenues	(27,685,845)	(34,683,731)

Net revenues

Total net revenues increased by 24.4% to RMB73,667.1 million in 2020 from RMB59,241.1 million in 2019. Net revenues from online game services, Youdao, Cloud Music and innovative businesses and others constituted 74.1%, 4.3%, 6.6% and 15.0%, respectively, of our total net revenues in 2020, compared with 78.4%, 2.2%, 3.9% and 15.5%, respectively, in 2019.

Online Game Services

Net revenues from online game services increased by 17.6% to RMB54,608.7 million in 2020 from RMB46,422.6 million in 2019. The increase was principally attributable to the strong performance of mobile games such as Fantasy Westward Journey 3D, Fantasy Westward Journey H5, Fantasy Westward Journey mobile games, Invincible, Sky, LifeAfter and Knives out, as well as PC games such as Fantasy Westward Journey Online and New Westward Journey Online II, as well as World of Warcraft licensed from Blizzard Entertainment, Inc. (together with its affiliated companies, “Blizzard”). Net revenues from mobile games and PC games represented 71.9% and 28.1% of total net revenues from online game services in 2020, respectively, compared to 71.4% and 28.6% in 2019, respectively.

Net revenues from our in-house developed games increased by 14.1% to RMB47,885.6 million in 2020 from RMB41,965.6 million in 2019 as a result of the expansion in our offering of in-house developed games, in particular our mobile games, which gained popularity in 2020. Net revenues from licensed games increased by 50.8% to RMB6,723.1 million in 2020 from RMB4,457.0 million in 2019, which was mainly attributable to World of Warcraft licensed from Blizzard and certain other licensed games. Net revenues generated from licensed games represented 9.1% and 7.5% of our total net revenues in 2020 and 2019, respectively.

Youdao

Net revenues from our Youdao segment increased by 142.7% to RMB3,167.5 million in 2020 from RMB1,304.9 million in 2019. The increase was mainly attributable to the increased revenue from its learning services and smart devices.

Cloud Music

Net revenues from our Cloud Music segment increased by 111.2% to RMB4,895.7 million in 2020 from RMB2,318.4 million in 2019. The increase was mainly attributable to increased revenues from its online music services, which were driven by the increased sales of membership subscriptions, and from social entertainment services, particularly live streaming services.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 19.6% to RMB10,995.2 million in 2020 from RMB9,195.2 million in 2019. This increase mainly resulted from increases in revenue contribution by NetEase CC live streaming and Yanxuan e-commerce businesses.

Cost of Revenues

Our cost of revenues increase by 25.3% to RMB34,683.7 million in 2020 from RMB27,685.8 million in 2019. The year-over-year increase was mainly due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties and content costs. In 2020, costs relating to online game services, Youdao, Cloud Music and innovative businesses and others represented 57.2%, 4.9%, 15.8% and 22.1% of total cost of revenues, respectively, as compared with 61.3%, 3.4%, 12.2% and 23.1% of the total cost of revenues, respectively, in 2019.

Online Game Services

Cost of revenues from our online game services increased by 16.9% to RMB19,847.8 million in 2020 from RMB16,974.2 million in 2019. The increase in cost of revenues in 2020 was primarily due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties related to mobile games, which was primarily due to the launch of various in-house developed and licensed mobile games in 2020.

Youdao

Cost of revenues from Youdao increased by 83.4% to RMB1,713.2 million in 2020 from RMB934.3 million in 2019, which was primarily attributable to increased revenue sharing costs with key instructors and payroll related expenses to support the promotion and expansion of Youdao’s online course offerings.

Cloud Music

Cost of revenues from Cloud Music increased by 62.7% to RMB5,491.1 million in 2020 from RMB3,375.1 million in 2019, which was primarily attributable to an increase in content licensing fees paid to music labels and independent artists in line with the growth of online music service revenue, as well as increase in revenue sharing costs for talent agencies of live streaming performers, which was in line with the rapid growth of its revenue from live streaming services.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others increased by 19.2% to RMB7,631.6 million in 2020 from RMB6,402.2 million in 2019. The increase in cost of revenues in 2020 was primarily due to increased revenue sharing costs and content costs related to our NetEase CC live streaming, as well as the increased cost of merchandise sold in our e-commerce business, which is in line with the increase in revenue.

Gross Profit

Our gross profit increased by 23.5% to RMB38,983.4 million in 2020 from RMB31,555.3 million in 2019.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2019 and 2020 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Gross profit:
Online game services	29,448,406	34,760,871
Youdao	370,622	1,454,286
Cloud Music	(1,056,714)	(595,335)
Innovative businesses and others	2,792,986	3,363,580
Total gross profit	31,555,300	38,983,402

Gross profit margin:
Online game services	63.4%	63.7%
Youdao	28.4%	45.9%
Cloud Music	(45.6)%	(12.2)%
Innovative businesses and others	30.4%	30.6%
Total gross profit margin	53.3%	52.9%

Our gross profit margin for online game services in 2020 remained stable compared to 2019. The increase in gross profit margin in 2020 for Youdao was mainly due to increased revenues, improved economies of scale and faculty compensation structure optimization related to its learning services and smart devices. The decrease in gross loss margin in 2020 for Cloud Music was mainly due to the expansion of its business operations particularly the rapid growth of live streaming business. The gross profit margin in 2020 for innovative businesses and others remained stable compared to 2019.

Operating Expenses

Total operating expenses increased by 37.6% to RMB24,445.0 million in 2020 from RMB17,764.6 million in 2019 as a result of increased marketing expenditures related to online game services and Youdao, as well as higher staff-related costs and research and development investments. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)

Selling and marketing expenses	(6,221,127)	(10,703,788)
General and administrative expenses	(3,130,298)	(3,371,827)
Research and development expenses	(8,413,224)	(10,369,382)
Total operating expenses	(17,764,649)	(24,444,997)

Selling and marketing expenses increased by 72.1% to RMB10,703.8 million in 2020 from RMB6,221.1 million in 2019, primarily due to the increased marketing spending on our online games and Youdao learning services.

General and administrative expenses increased by 7.7% to RMB3,371.8 million in 2020 from RMB3,130.3 million in 2019, primarily due to an increase in professional expesnes and staff-related costs driven by higher compensation levels.

Research and development expenses increased by 23.3% to RMB10,369.4 million in 2020 from RMB8,413.2 million in 2019, primarily due to an increase in staff-related costs, mainly as a result of increased headcount for our online game services and Youdao as well as higher salaries, bonuses and other benefits paid to our research and development teams.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)

Investment income, net	1,306,320	1,610,045
Interest income, net	821,774	1,598,618
Exchange gains/(losses), net	25,166	(3,112,152)
Other, net	439,422	737,168

Other income/(expenses) in 2020 mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange losses, impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB1,610.0 million in 2020 compared to investment income of RMB1,306.3 million in 2019, consisting primarily of (i) a gain from fair value change related to the equity investments with readily determinable fair value and other financial instruments of RMB720.6 million compared to RMB751.7 million in 2019, (ii) investment income related to short-term investments of RMB580.7 million in 2020 compared to RMB657.6 million in 2019, (iii) a net investment gain in equity method investeees of RMB172.5 million in 2020 compared to RMB4.3 million in 2019 and (iv) a revaluation gain from a previously held equity investee of RMB130.1 million in 2020 compared to nil in 2019, which was offset in part by impairment provisions related to certain investments of RMB55.6 million, compared to RMB176.4 million in 2019.

Interest income increased to RMB1,598.6 million in 2020 from RMB821.8 million in 2019, primarily due to an increase of RMB25.0 billion in our net cash balance, which includes total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans. We incurred interest expenses of RMB247.8 million in 2020 related to our short-term loans.

We also incurred net foreign exchange losses of RMB3,112.2 million in 2020, compared to net foreign exchange gains of RMB25.2 million in 2019, primarily due to the translation gains and losses arising from our U.S. dollar denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Other, net increased to RMB737.2 million in 2020 from RMB439.4 million in 2019. We received and recognized unconditional government incentives of approximately RMB759.8 million in 2020, compared to RMB368.2 million in 2019. In 2020, we also made donations of RMB78.6 million to charities which provided support to fight against the COVID-19 pandemic.

Income Tax

Income tax increased to RMB3,041.8 million in 2020 from RMB2,914.7 million in 2019. Our effective tax rate in 2020 was 19.8% compared with 17.8% in 2019. The change in the effective tax rate was mainly due to increased losses from certain of our subsidiareis.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2021, we had RMB14,498.2 million (US$2,275.1 million) in cash and cash equivalents, RMB76,578.7 million (US$12,016.9 million) in time deposits and RMB12,281.5 million (US$1,927.2 million) in short-term investments. Net cash provided by continuing operating activities was RMB24,926.7 million (US$3,911.5 million) in 2021. We had short-term borrowings of RMB19,352.3 million (US$3,036.8 million) as of December 31, 2021. On August 9, 2018, we entered into a three-year US$500.0 million revolving loan facility agreement with a group of four arrangers. The facility was priced at 95 basis points over LIBOR and has a commitment fee of 0.20% on the undrawn portion. As of December 31, 2021, we had drawn down and repaid the entire credit facility. On June 2, 2021, we entered into a five-year term loan facility and revolving loan facility agreement with aggregate commitments of US$1.0 billion at an interest rate of 85 basis points over LIBOR. The proceeds from the US$1.0 billion facilities will be used for general working capital purposes. As of December 31, 2021, we had drawn down US$200.0 million of the US$1.0 billion facilities. We also entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As at December 31, 2021, US$1,503.9 million of such credit facilities had not been utilized.

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

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by continuing operating activities	16,910,971	24,888,171	24,926,727	3,911,547
Net cash used in continuing investing activities	(21,304,489)	(29,192,407)	(7,078,294)	(1,110,739)
Net cash provided by/(used in) financing activities	1,082,525	9,913,087	(12,585,569)	(1,974,950)

Continuing Operating Activities

Net cash provided by continuing operating activities was RMB24,926.7 million (US$3,911.5 million) for the year ended December 31, 2021. The difference between our net income from continuing operations of RMB16,976.2 million (US$2,663.9 million) and the net cash provided by continuing operating activities was primarily due to (i) the adjustment of non-cash items, mainly including adding back depreciation and amortization charges of RMB3,275.7 million (US$514.0 million), share-based compensation cost of RMB3,041.5 million (US$477.3 million), unrealized exchange loss of RMB488.6 million (US$76.7 million) and deferred income taxes of RMB407.9 million (US$64.0 million), partially offset by share of results on equity method investees and revaluation results from previously held equity interest of RMB1,573.1 million (US$246.8 million), fair value changes of short-term investments of RMB639.8 million (US$100.4 million) and fair value change of equity security investments of RMB471.9 million (US$74.0 million) , and (ii) the increase in cash resulted from the changes in operating assets and liabilities, mainly including an increase in payables of RMB2,471.5 million (US$387.8 million), including content costs, bonus and professional and technical charges and an increase in deferred revenue of RMB1,351.3 million (US$212.0 million), partially offset by an increase in accounts receivable, prepayments and other current assets of RMB546.2 million (US$85.7 million) and an increase in inventories of RMB343.6 million (US$53.9 million).

Net cash provided by continuing operating activities was RMB24,888.2 million for the years ended December 31, 2020. The difference between our net income from continuing operations of RMB12,330.2 million and the net cash provided by continuing operating activities was primarily due to (i) the adjustment of non-cash items, mainly including adding back the depreciation and amortization charges of RMB3,457.8 million, unrealized exchange loss of RMB3,102.5 million and share-based compensation cost of RMB2,663.5 million, partially offset by fair value change of equity security investments of RMB720.6 million, fair value changes of short-term investments of RMB580.7 million and share of results on equity method investees and revaluation results from previously held equity interest of RMB302.6 million, and (ii) the increase in cash resulted from the changes in operating assets and liabilities, mainly including an increase in deferred revenue of RMB2,342.9 million, an increase in payables of RMB1,816.2 million, including content costs, bonus and professional and technical charges and an increase in tax payables of RMB1,126.6 million, partially offset by an increase in accounts receivable, prepayments and other current assets of RMB544.0 million.

Net cash provided by continuing operating activities was RMB16,911.0 million for the year ended December 31, 2019. The difference between our net income from continuing operations of RMB13,468.6 million and the net cash provided by continuing operating activities was primarily due to (i) the adjustment of non-cash items, mainly including adding back of depreciation and amortization charges of RMB2,613.8 million and share-based compensation cost of RMB2,404.1 million, partially offset by fair value change of equity security investments and other financial instruments of RMB751.7 million and fair value changes of short-term investments of RMB657.6 million, and (ii) the decrease in cash resulted from the changes in operating assets and liabilities, mainly including an increase in accounts receivable, prepayments and other current assets of RMB1,499.9 million which was partially offset by an increase in deferred revenue of RMB883.7 million and a decrease in inventories of RMB415.1 million.

Continuing Investing Activities

Net cash used in continuing investing activities was RMB7,078.3 million (US$1,110.7 million) for the year ended December 31, 2021, which was mainly attributable to (i) placement/rollover of matured time deposits of RMB81,298.1 million (US$12,757.4 million), (ii) purchase of short-term investments of RMB15,285.0 million (US$2,398.6 million), (iii) investment in other equity investments and acquisition of subsidiaries of RMB5,417.1 million (US$850.1 million), (iv) purchase of property, equipment and software of RMB1,601.8 million (US$251.4 million), (v) purchase of intangible assets, content and licensed copyrights of RMB1,508.2 million (US$236.7 million), and (vi) investment in equity investees of RMB1,124.4 million (US$176.4 million), which were partially offset by (A) proceeds from maturity of time deposits of RMB81,307.3 million (US$12,758.9 million), (B) proceeds from maturity of short-term investments of RMB13,235.8 million (US$2,077.0 million), (C) net change in short-term investments with terms of three months or less of RMB3,694.9 million (US$579.8 million), and (D) proceeds from disposals of investment in equity investees, business and subsidiaries of RMB1,115.5 million (US$175.0 million).

Net cash used in continuing investing activities was RMB29,192.4 million for the year ended December 31, 2020, which was mainly attributable to (i) placement/rollover of matured time deposits of RMB91,518.8 million, (ii) purchase of short-term investments of RMB19,905.0 million, (iii) purchase of intangible assets, content and licensed copyrights of RMB2,234.9 million, (iv) investment in other equity investments and acquisition of subsidiaries of RMB2,062.0 million, (v) net change in short-term investments with terms of three months or less of RMB1,655.9 million, (vi) purchase of property, equipment and software of RMB1,055.6 million, and (vii) investment in equity investees of RMB345.7 million, which were partially offset by (A) proceeds from maturity of time deposits of RMB64,880.3 million, (B) proceeds from maturity of short-term investments of RMB24,126.2 million and (C) proceeds from disposals of investment in equity investees, business and subsidiaries of RMB722.1 million.

Net cash used in continuing investing activities was RMB21,304.5 million for the year ended December 31, 2019, which was mainly attributable to (i) placement/rollover of matured time deposits of RMB77,083.4 million, (ii) purchase of short-term investments of RMB22,370.0 million, (iii) purchase of intangible assets, content and licensed copyrights of RMB2,119.3 million, (iv) purchase of property, equipment and software of RMB1,209.5 million, (v) acquisitions of other long-term investments of RMB1,111.5 million, (vi) net change in short-term investments with terms of three months or less of RMB1,023.2 million, and (vii) investment in equity investees of RMB450.7 million, which were partially offset by (A) proceeds from maturity of time deposits of RMB54,381.6 million, (B) proceeds from maturity of short-term investments of RMB20,225.3 million, (C) proceeds received from discontinued operations of RMB9,031.1 million and (D) proceeds from disposals of investment in equity investees, business and subsidiaries of RMB406.7 million.

Financing Activities

Net cash used in continuing financing activities was RMB12,585.6 million (US$1,975.0 million) for the year ended December 31, 2021, which was mainly attributable to (i) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares totaling of RMB12,910.5 million (US$2,025.9 million) and (ii) dividends paid to our shareholders and noncontrolling interest shareholders which totaled RMB4,239.6 million (US$665.3 million), which were partially offset by net proceeds received from capital injection from noncontrolling interest shareholders of RMB2,870.1 million (US$450.4 million) and net proceeds from short-term and long-term loan of RMB1,708.2 million (US$268.1 million).

Net cash provided by continuing financing activities was RMB9,913.1 million for the year ended December 31, 2020, which was mainly attributable to (i) net proceeds received from issuance of shares in connection with our listing on the Hong Kong Stock Exchange and global offering in the amount of RMB21,911.8 million and (ii) net proceeds in short-term loan of RMB4,041.1 million, which were partially offset by repurchase of NetEase’s ADSs and purchase of Youdao’s ADSs totaling RMB11,491.0 million and dividends paid in the amount of RMB4,280.5 million.

Net cash provided by continuing financing activities was RMB1,082.5 million for the year ended December 31, 2019, which was mainly attributable to (i) proceeds from issuance of redeemable noncontrolling shareholder interests and noncontrolling interests, net of issuance costs of RMB6,941.0 million and (ii) net proceeds in short-term loan of RMB2,971.5 million, which were partially offset by dividends paid in the amount of RMB8,840.6 million.

MANAGEMENT OF CAPITAL RESOURCES

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash on hand, demand deposits and time deposits mainly placed with banks in Hong Kong and China and short-term investments. Although we consolidate the results of our subsidiaries and the VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and the VIEs. As of December 31, 2021, these subsidiaries and VIEs had RMB91.1 billion (US$14.3 billion) in cash and cash equivalents, demand deposits and short-term and long-term time deposits. Our cash and cash equivalents, demand deposits, time deposits and short-term investments held outside of China are mainly denominated in U.S. dollars, Renminbi and HK dollars.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our PRC subsidiaries and the VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another PRC subsidiary or VIE. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. In 2019, 2020 and 2021, we accrued RMB846.6 million, RMB1,056.9 million and RMB1,124.4 million (US$176.4 million) withholding tax liabilities, respectively, associated with our quarterly dividends and cash expected to be distributed from our PRC subsidiaries to companies in our corporate group outside of China for general corporate purposes. We repatriated a portion of these earnings and paid related withholding income tax in 2019, 2020 and 2021. For the foreseeable future, we intend to reinvest all remaining undistributed earnings as at December 31, 2021 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB13.3 billion, or 13% of our total consolidated net assets, as of December 31, 2021. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, any transfer of funds from us to any of our PRC subsidiaries or the VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries or the VIEs. These limitations on the free flow of funds between us and our PRC subsidiaries and the VIEs could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

For additional information, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and the VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.” and Item 10D. “Exchange Controls.”

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

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2021 primarily include our operating lease commitments, server and bandwidth service fee commitments, capital commitments, royalties and expenditure for licensed content commitments and office machines and other commitments.

Our operating lease commitments are the lease commitments under the lease agreements for our corporate offices, warehouses and retail stores. Our server and bandwidth service fee commitments are related to our network servers located mainly in the facilities of China Telecom’s affiliates, China Unicom’s affiliates and China Mobile’s affiliates. Our capital commitments are primarily the commitments made in connection with the construction of new office buildings in Shanghai. Our royalties and expenditures for licensed content commitments primarily relate to the costs of acquiring the rights to certain content by our online game business and online music business. Our office machines and other commitments primarily consist of the purchase of office machines and the expenditures related to marketing and administration activities.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of our business.

The following sets forth our contractual obligations by specified categories as of December 31, 2021:

				Royalties and
		Server and		Expenditures	Office
	Operating	Bandwidth		for Licensed	Machines
	Lease	Service Fee	Capital	Content	and Other
	Commitments	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
2022	343,575	567,587	1,351,873	2,137,667	267,365	4,668,067
2023	252,308	443,086	974,206	1,410,615	41,017	3,121,232
2024	198,090	333,939	28,612	2,542	13,214	576,397
2025	131,987	131,968	75,151	242	178	339,526
Beyond 2025	244,202	153,778	—	859,154	—	1,257,134
	1,170,162	1,630,358	2,429,842	4,410,220	321,774	9,962,356

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

TRANSFER OF FUNDS

Transfer of Funds and Other Assets within the NetEase Group

NetEase, Inc. transfers cash to its wholly-owned overseas subsidiaries by making capital contributions or providing loans, and the overseas subsidiaries transfer cash to our subsidiaries in China by making capital contributions or providing loans to them. Because NetEase, Inc. and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contributions to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

As of December 31, 2021, NetEase, Inc. had made cumulative capital contributions of US$2,568.8 million to our PRC subsidiaries through intermediate holding companies, which were accounted for as long-term investments of NetEase, Inc. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2021, the aggregate loan balance owed by our subsidiaries under our agreements with the VIEs was US$58.9 million. In 2019, 2020 and 2021, the VIEs transferred RMB37.5 billion, RMB49.4 billion and RMB59.4 billion (US$9.3 billion), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Our PRC subsidiaries maintain certain personnel for content production, sales and marketing, research and development and general and administrative functions to support the operations of the VIEs.

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)

Net cash paid by the VIEs to our subsidiaries under service agreements	(37,548,162)	(49,435,342)	(59,439,552)
Net cash used in other transactions with intra-Group companies	(328,756)	(498,938)	(283,621)
Cash dividend paid to intra-Group company	—	—	(731,250)
Loans received from intra-Group companies	108,220	336,333	195,741
Loans repaid to intra-Group companies	(40,700)	(72,444)	(87,300)
Cash (paid by)/received from the VIEs to our subsidiaries for intra-Group financing	(41,000)	10,000	—

For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by the PRC tax authorities, we are able to settle such amounts without limitations under the currently effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to NetEase, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. We currently do not have cash management policies in place that dictate how funds are transferred between NetEase, Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.
(2)Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIEs reach a cumulative level of profitability, because our PRC subsidiaries own certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

(3)Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedule of financial information for NetEase, Inc., its wholly owned subsidiaries (“WFOEs”) that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate for the periods presented.

	As of December 31, 2020
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Assets
Cash and cash equivalents	40,938	4,184,827	2,436,141	2,455,313	—	9,117,219
Time deposits	—	59,225,564	18,473,263	10,500	—	77,709,327
Restricted cash	—	9,298	1,315,088	1,727,000	—	3,051,386
Accounts receivable, net	—	661,760	196,671	3,718,014	—	4,576,445
Inventories, net	—	369,327	186,241	35,940	—	591,508
Prepayments and other current assets, net	200,277	2,587,045	871,285	2,417,936	—	6,076,543
Short-term investments	—	1,175,347	11,483,550	614,129	—	13,273,026
Amounts due from group companies (1)	49,185,028	20,976,725	4,643,886	5,878,864	(80,684,503)	—
Property, equipment and software, net	15	372,110	4,108,324	69,494	—	4,549,943
Land use right, net	—	1,044,048	3,134,209	—	—	4,178,257
Operating lease right-of-use assets, net	—	299,196	435,621	38,359	—	773,176
Deferred tax assets	—	98,019	928,389	60,351	—	1,086,759
Investments in subsidiaries and VIEs (2)	64,274,538	24,880,877	1,231,994	—	(90,387,409)	—
Long-term investments	50,705	10,814,071	171,760	674,723	—	11,711,259
Other long-term assets, net	34,747	426,439	4,214,236	433,260	—	5,108,682
Assets held for sale	—	576	17,942	52,534	—	71,052
Total assets	113,786,248	127,125,229	53,848,600	18,186,417	(171,071,912)	141,874,582

Liabilities, redeemable noncontrolling interests, mezzanine equity and shareholders’ equity
Accounts payable	—	324,693	133,130	676,590	—	1,134,413
Salary and welfare payables	5,315	269,913	3,133,382	130,122	—	3,538,732
Taxes payable	15	1,857,119	2,338,524	87,177	—	4,282,835
Short-term loans	12,378,156	7,126,540	—	—	—	19,504,696
Deferred revenue	—	839,818	255,017	9,304,037	—	10,398,872
Accrued liabilities and other payables	31,048	774,695	3,891,478	2,309,598	—	7,006,819
Operating lease liabilities	—	312,700	455,413	37,622	—	805,735
Amounts due to group companies (1)	19,244,916	41,193,638	17,871,035	2,374,914	(80,684,503)	—
Deferred tax liabilities	—	466,749	246,690	—	—	713,439
Other long-term payable	—	20,132	128,714	—	—	148,846
Liabilities held for sale	—	—	—	546,271	—	546,271
Total liabilities	31,659,450	53,185,997	28,453,383	15,466,331	(80,684,503)	48,080,658
Redeemable noncontrolling interests and mezzanine equity	—	10,796,120	—	—	—	10,796,120

Total NetEase Inc.’s equity (3)	82,126,798	63,143,112	25,395,217	2,720,086	(91,258,415)	82,126,798
Noncontrolling interests	—	—	—	—	871,006	871,006
Total shareholders’ equity	82,126,798	63,143,112	25,395,217	2,720,086	(90,387,409)	82,997,804
Total liabilities, redeemable noncontrolling interests, mezzanine equity and shareholders’ equity	113,786,248	127,125,229	53,848,600	18,186,417	(171,071,912)	141,874,582

	As of December 31, 2021
			Primary	VIEs and
	NetEase,	Other	Beneficiaries	their	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(in thousands)
Assets
Cash and cash equivalents	10,904	2,662,840	10,282,650	1,541,763	—	14,498,157
Time deposits	—	48,269,418	28,238,268	71,000	—	76,578,686
Restricted cash	—	10,342	20,765	2,846,851	—	2,877,958
Accounts receivable, net	—	1,203,386	380,156	3,924,446	—	5,507,988
Inventories, net	—	687,006	194,055	83,672	—	964,733
Prepayments and other current assets, net	288,179	2,079,098	1,346,008	2,522,572	—	6,235,857
Short-term investments	—	666,176	10,997,372	618,000	—	12,281,548
Amounts due from group companies (1)	46,765,057	20,438,580	6,397,970	7,581,649	(81,183,256)	—
Property, equipment and software, net	5	302,905	5,069,605	61,343	—	5,433,858
Land use right, net	—	15,014	4,093,076	—	—	4,108,090
Operating lease right-of-use assets, net	449	254,875	729,956	58,872	—	1,044,152
Deferred tax assets	—	8,870	1,164,346	124,738	—	1,297,954
Investments in subsidiaries and VIEs (2)	77,226,427	35,407,934	1,173,232	—	(113,807,593)	—
Long-term investments	393,580	17,321,579	226,904	862,839	—	18,804,902
Other long-term assets, net	44,217	711,074	2,867,934	385,231	—	4,008,456
Assets held for sale	—	—	1,381	204	—	1,585
Total assets	124,728,818	130,039,097	73,183,678	20,683,180	(194,990,849)	153,643,924

Liabilities, redeemable noncontrolling interests, mezzanine equity and shareholders’ equity
Accounts payable	12	383,229	138,217	463,601	—	985,059
Salary and welfare payables	2,617	321,170	3,693,760	115,707	—	4,133,254
Taxes payable	9,252	1,475,237	2,895,424	157,137	—	4,537,050
Short-term loans	11,480,065	7,119,285	700,000	52,963	—	19,352,313
Deferred revenue	—	1,186,773	194,053	10,751,917	—	12,132,743
Accrued liabilities and other payables	27,137	1,853,374	4,200,067	2,945,930	—	9,026,508
Operating lease liabilities	449	254,969	752,040	59,068	—	1,066,526
Amounts due to group companies (1)	16,606,066	36,094,019	24,578,843	3,904,328	(81,183,256)	—
Deferred tax liabilities	—	1,057,487	288,387	—	—	1,345,874
Long-term loans	1,275,140	—	—	—	—	1,275,140
Other long-term payable	—	32,311	75,396	257,874	—	365,581
Total liabilities	29,400,738	49,777,854	37,516,187	18,708,525	(81,183,256)	54,220,048
Redeemable noncontrolling interests and mezzanine equity	—	66,647	—	78,591	—	145,238

Total NetEase Inc.’s equity (2)	95,328,080	80,194,596	35,667,491	1,896,064	(117,758,151)	95,328,080
Noncontrolling interests (2)	—	—	—	—	3,950,558	3,950,558
Total shareholders’ equity	95,328,080	80,194,596	35,667,491	1,896,064	(113,807,593)	99,278,638
Total liabilities, redeemable noncontrolling interests, mezzanine equity and shareholders’ equity	124,728,818	130,039,097	73,183,678	20,683,180	(194,990,849)	153,643,924

	Year Ended December 31, 2019
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Net revenues
Third-party revenues	—	8,879,173	1,583,343	48,778,629	—	59,241,145
Intra-Group revenues related to technical consulting and related service (3)	—	316,994	35,330,533	—	(35,647,527)	—
Other intra-Group revenues (4)	—	344,400	1,577,054	676,517	(2,597,971)	—
Total net revenues	—	9,540,567	38,490,930	49,455,146	(38,245,498)	59,241,145
Cost of revenues and operating expenses
Third-party cost of revenue and operating expenses	(26,288)	(7,322,898)	(24,811,420)	(13,289,888)	—	(45,450,494)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(35,647,527)	35,647,527	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,587,654)	(956,869)	(53,448)	2,597,971	—
Total cost of revenues and operating expenses	(26,288)	(8,910,552)	(25,768,289)	(48,990,863)	38,247,498	(45,450,494)
Operating (losses)/profit	(26,288)	630,015	12,722,641	464,283	—	13,790,651
Share of income from subsidiaries and VIEs (2)	13,708,680	12,446,746	7,991	—	(26,163,417)	—
Other income	(407,395)	1,642,805	1,270,385	86,887	—	2,592,682
Income before tax	13,274,997	14,719,566	14,001,017	551,170	(26,163,417)	16,383,333
Income tax	—	(1,059,497)	(1,648,193)	(207,036)	—	(2,914,726)
Net income from continuing operations	13,274,997	13,660,069	12,352,824	344,134	(26,163,417)	13,468,607
Less: Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(271,543)	—	—	—	(271,543)
Net loss attributable to noncontrolling interests (2)	—	—	—	—	77,933	77,933
Net income from continuing operations attributable to the company’s shareholders	13,274,997	13,388,526	12,352,824	344,134	(26,085,484)	13,274,997
Net income from discontinued operations, net of tax						7,962,519
Net income						21,237,516

	Year Ended December 31, 2020
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Net revenues
Third-party revenues	—	10,862,062	1,334,307	61,470,764	—	73,667,133
Intra-Group revenues related to technical consulting and related service (3)	—	630,829	45,204,905	—	(45,835,734)	—
Other intra-Group revenues (4)	—	627,211	1,865,873	720,398	(3,213,482)	—
Total net revenues	—	12,120,102	48,405,085	62,191,162	(49,049,216)	73,667,133
Cost of revenues and operating expenses
Third-party cost of revenue and operating expenses	(54,467)	(9,544,402)	(34,098,909)	(15,430,950)	—	(59,128,728)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(45,835,734)	45,835,734	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,962,862)	(1,033,157)	(217,463)	3,213,482	—
Total cost of revenues and operating expenses	(54,467)	(11,507,264)	(35,132,066)	(61,484,147)	49,049,216	(59,128,728)
Operating (losses)/profit	(54,467)	612,838	13,273,019	707,015	—	14,538,405
Share of income from subsidiaries and VIEs (2)	12,147,129	13,574,165	153,181	—	(25,874,475)	—
Other income	(29,908)	(1,052,946)	1,673,907	242,626	—	833,679
Income before tax	12,062,754	13,134,057	15,100,107	949,641	(25,874,475)	15,372,084
Income tax	—	(1,199,158)	(1,605,065)	(237,626)	—	(3,041,849)
Net income from continuing operations	12,062,754	11,934,899	13,495,042	712,015	(25,874,475)	12,330,235
Less: Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(787,029)	—	—	—	(787,029)
Net loss attributable to noncontrolling interests (2)	—	—	—	—	519,548	519,548
Net income from continuing operations attributable to the company’s shareholders	12,062,754	11,147,870	13,495,042	712,015	(25,354,927)	12,062,754

	Year Ended December 31, 2021
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Net revenues
Third-party revenues	—	11,231,687	1,967,818	74,406,521	—	87,606,026
Intra-Group revenues related to technical consulting and related service (3)	—	893,686	55,928,796	—	(56,822,482)	—
Other intra-Group revenues (4)	—	1,481,060	1,898,873	808,648	(4,188,581)	—
Total net revenues	—	13,606,433	59,795,487	75,215,169	(61,011,063)	87,606,026
Cost of revenues and operating expenses
Third-party cost of revenue and operating expenses	(144,741)	(12,099,429)	(41,293,111)	(17,651,675)	—	(71,188,956)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(56,822,482)	56,822,482	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,837,295)	(2,182,436)	(168,850)	4,188,581	—
Total cost of revenues and operating expenses	(144,741)	(13,936,724)	(43,475,547)	(74,643,007)	61,011,063	(71,188,956)
Operating (losses)/profit	(144,741)	(330,291)	16,319,940	572,162	—	16,417,070
Share of income/(losses) from subsidiaries and VIEs (2)	16,275,271	16,114,107	(52,063)	—	(32,337,315)	—
Other income	735,648	1,729,248	1,898,499	323,994	—	4,687,389
Income before tax	16,866,178	17,513,064	18,166,376	896,156	(32,337,315)	21,104,459
Income tax	(9,336)	(1,533,115)	(2,313,961)	(271,857)	—	(4,128,269)
Net income from continuing operations	16,856,842	15,979,949	15,852,415	624,299	(32,337,315)	16,976,190
Less: Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(536,981)	—	—	—	(536,981)
Net loss attributable to noncontrolling interests (2)	—	—	—	27,777	389,856	417,633
Net income from continuing operations attributable to the company’s shareholders	16,856,842	15,442,968	15,852,415	652,076	(31,947,459)	16,856,842

	Year Ended December 31, 2019
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(272,584)	1,360,634	(21,804,610)	37,627,531	—	16,910,971
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	52,430	37,495,732	(37,548,162)	—	—
Dividends received from subsidiaries and VIEs (5)	—	17,823,209	312,356	—	(18,135,565)	—
Net cash provided by/(used in) other transactions with intra-Group companies	546	(1,322,007)	1,650,217	(328,756)	—	—
Net cash (used in)/provided by continuing operating activities	(272,038)	17,914,266	17,653,695	(249,387)	(18,135,565)	16,910,971
Net cash provided by discontinued operating activities						305,487
Net cash provided by operating activities						17,216,458
Cash flows from investing activities:
Net cash used in transactions with third-parties	689,775	(15,078,656)	(6,420,448)	(495,160)	—	(21,304,489)
Loans made to intra-Group companies (6)	(6,741,368)	(39,562,068)	(520,968)	—	46,824,404	—
Loans repaid by intra-Group companies (6)	6,169,304	30,663,087	338,385	—	(37,170,776)	—
Other investing activities with intra-Group companies (7)	(2,196,344)	(5,330,867)	(26,800)	—	7,554,011	—
Net cash used in continuing investing activities	(2,078,633)	(29,308,504)	(6,629,831)	(495,160)	17,207,639	(21,304,489)
Net cash used in by discontinued investing activities						(832,252)
Net cash used in by investing activities						(22,136,741)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(6,546,822)	7,629,347	—	—	—	1,082,525
Cash dividend paid to intra-Group companies (5)	—	(312,356)	(17,823,209)	—	18,135,565	—
Loans received from intra-Group companies (6)	39,562,068	7,154,116	—	108,220	(46,824,404)	—
Loans repaid to intra-Group companies (6)	(30,663,087)	(6,466,989)	—	(40,700)	37,170,776	—
Other financing activities with intra-Group companies (7)	—	2,264,633	5,330,378	(41,000)	(7,554,011)	—
Net cash provided by/(used in) financing activities	2,352,159	10,268,751	(12,492,831)	26,520	927,926	1,082,525

	Year Ended December 31, 2020
			Primary	VIEs and	Eliminating
	NetEase,	Other	Beneficiaries of	their		Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(194,942)	1,635,791	(28,158,415)	51,605,737	—	24,888,171
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	615,848	48,819,494	(49,435,342)	—	—
Dividends received from subsidiaries and VIEs (5)	—	16,740,894	211,397	—	(16,952,291)	—
Net cash provided by/(used in) other transactions with intra-Group companies	6,262	(491,951)	984,627	(498,938)	—	—
Net cash (used in)/provided by continuing operating activities	(188,680)	18,500,582	21,857,103	1,671,457	(16,952,291)	24,888,171
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third-parties	140,132	(23,391,441)	(5,677,332)	(263,766)	—	(29,192,407)
Loans made to intra-Group companies (6)	(22,462,321)	(10,430,181)	(1,281,500)	—	34,174,002	—
Loans repaid by intra-Group companies (6)	15,063,738	10,483,515	312,641	—	(25,859,894)	—
Other investing activities with intra-Group companies (7)	(26,582)	(1,775,904)	(143,200)	—	1,945,686	—
Net cash used in continuing investing activities	(7,285,033)	(25,114,011)	(6,789,391)	(263,766)	10,259,794	(29,192,407)
Cash flows from financing activities:
Net cash provided by transactions with third-parties	8,382,233	1,530,854	—	—	—	9,913,087
Cash dividend paid to intra-Group companies (5)	—	(211,397)	(16,740,894)	—	16,952,291	—
Loans received from intra-Group companies (6)	8,584,139	23,471,981	1,781,549	336,333	(34,174,002)	—
Loans repaid to intra-Group companies (6)	(9,648,833)	(15,303,935)	(834,682)	(72,444)	25,859,894	—
Other financing activities with intra-Group companies (7)	—	159,825	1,775,861	10,000	(1,945,686)	—
Net cash provided by/(used in) financing activities	7,317,539	9,647,328	(14,018,166)	273,889	6,692,497	9,913,087

	Year Ended December 31, 2021
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(117,844)	221,977	(36,449,437)	61,272,031	—	24,926,727
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	1,070,594	58,368,958	(59,439,552)	—	—
Dividends received from subsidiaries and VIEs (5)	731,250	6,510,526	—	—	(7,241,776)	—
Net cash (used in)/ provided by other transactions with intra-Group companies	(381)	87,037	196,965	(283,621)	—	—
Net cash provided by continuing operating activities	613,025	7,890,134	22,116,486	1,548,858	(7,241,776)	24,926,727
Cash flows from investing activities:
Net cash used in transactions with third-parties	127,015	4,315,478	(11,481,357)	(39,430)	—	(7,078,294)
Loans made to intra-Group companies (6)	(5,549,688)	(21,611,930)	(783,842)	—	27,945,460	—
Loans repaid by intra-Group companies (6)	8,730,730	6,749,175	272,944	—	(15,752,849)	—
Other investing activities with intra-Group companies (7)	(1,307,026)	(604,322)	(4,600)	—	1,915,948	—
Net cash provided by/(used in) continuing investing activities	2,001,031	(11,151,599)	(11,996,855)	(39,430)	14,108,559	(7,078,294)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(15,854,237)	3,246,955	700,000	(678,287)	—	(12,585,569)
Cash dividend paid to intra-Group companies (5)	—	—	(6,510,526)	(731,250)	7,241,776	—
Loans received from intra-Group companies (6)	19,965,792	6,137,790	1,646,137	195,741	(27,945,460)	—
Loans repaid to intra-Group companies (6)	(6,749,175)	(8,916,374)	—	(87,300)	15,752,849	—
Other financing activities with intra-Group companies (7)	—	1,311,504	604,444	—	(1,915,948)	—
Net cash (used in)/provided by financing activities	(2,637,620)	1,779,875	(3,559,945)	(1,301,096)	(6,866,783)	(12,585,569)

Note:

(1)	It represents the elimination of intercompany balances among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(2)	It represents the elimination of the investments among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(3)	It represents the elimination of the intercompany technical consulting and related service charges at the consolidation level.
(4)	It represents the elimination of the other intercompany activities at the consolidation level.
(5)	It represents the elimination of the dividends payment at the consolidation level.
(6)	It represents the elimination of intra-Group loans related cash activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(7)	It represents the elimination of other investing and financing activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

NetEase, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. See “—Management of Capital Resources” above.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Youdao, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

C.Research and Development, Patents and Licenses, etc.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse online game, education and other innovative services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2019, 2020 and 2021, we spent RMB8,413.2 million, RMB10,369.4 million and RMB14,076.0 million (US$2,208.8 million), respectively, on research and development activities.

D.Trend Information

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

E.Critical Accounting Estimates

The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies and estimates as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Notes to the Consolidated Financial Statements – Note 2 Principal Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Estimate of average playing period of paying players

We operate mobile games and PC games. We are the principal of all games we operate, including both in-house developed games and licensed games. As all these games are hosted on our servers, we have the pricing discretion, and are responsible for the sale and marketing of the games as well as any related customer services.

Most of our game revenues are generated from the sale of in-game virtual items and revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games.

Nature of Estimates Required – average playing period of paying players. The average playing period of paying player is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average playing period of paying player on a quarterly basis. We make a qualitative and quantitative assessment to determine the average playing period of paying players for each game. If a qualitative and quantitative assessment identifies the change of the average playing period of paying players based on newly available paying players information, we may prospectively apply the change of estimate.

Assumptions Used. Changes in assumptions or estimates can materially affect average playing period of paying players and, therefore, can affect the test results. The following are key assumptions we use in making the average playing period of paying player for each game:

●	Players’ churn rates. A churn rate is calculated starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts and track populations of paying players who made their initial purchases during the interval period (the “Cohort”). Then, we track the number of paying players from each Cohort who left subsequent to their initial purchase. We make assumptions about the future players’ churn rate to the ending point of a paying player’s lifespan beyond the date for which observable data available and extrapolate the actual observed churn rate to arrive at an estimated weighted average playing period for paying players of the selected games.
●	Similarities between new games and existing games. We make assumption regarding similarities between new games and existing games included in and affected our assumptions regarding playing patterns for paying users for other games with similar characteristics and playing patterns of paying players. These assumptions include, but not limited to, targeted players, purchasing frequency, acceptance and popularity of expansion packs, promotional events launched and market conditions.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimate of average playing period of paying players and the revenue recognized accordingly. If the estimate of average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2(c)(i) of the Notes to the Consolidated Financial Statements for more information.

Impairment of long-term investments

For investments in common stock or in-substance commons stocks issued by privately-held companies over which we did not have significant influence, and investments in privately-held companies’ shares that are not common stock or in- substance common stocks, as these securities do not have readily determinable fair value, we measure these investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the same or a similar investment in the same issuer(referred to as Measurement Alternative).

Investments in common stock or in-substance common stock of investees and limited-partnership investments in which we are in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Nature of Estimates Required – Impairment assessment of equity method investments and long-term equity investments without readily determinable fair values. We regularly evaluate the impairment of the investments in equity method investments and privately-held companies without readily determinable fair value at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For equity method investments, we consider an investment impaired when events or circumstances suggest the carrying amount may not be recoverable. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various events and factors.

Assumptions and Approach Used – Impairment assessment. The approach we used to assess investment impairment are based on assumptions and management judgement in considering various factors and events. The events or circumstances and factors we consider for the impairment assessment including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. Many of the factors used in assessing performance and financial position of the investee are outside the control of management, and these assumptions and judgement may change in future periods.

Assumptions and Approach Used – Fair value of the investees. If the assessment indicates that there’s impairment indicator, we estimate the investment’s fair value in accordance with the principles of ASC 820. We measure the fair value of the investees based on income approach or market approach.

Income approach uses cash flow projections. Inherent in the investees’ development of cash flow projections are assumptions and estimates derived from a review of the investees’ operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.

The market approach is another method for measuring the fair value of the investment relies on the market value (i.e., market capitalization) of companies that are engaged in the same or similar investment of investees being evaluated. In addition, to the extent available we also consider third-party valuations that were prepared for other business purposes.

Assumptions used in Income Approach: The following are key assumptions we use in making cash flow projections:

●	Business projections. We make assumptions about the investees’ business in the marketplace. These assumptions drive our planning assumptions for each revenue streams. We also make assumptions about cost levels (e.g., capacity utilization, cost performance). These projections are derived using investees’ business plan forecasts.

●	Long-term growth rate. A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which the investees’ business unit’s earnings stream is projected to grow beyond the planning period.
●	Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.
●	Economic projections. Assumptions regarding general economic conditions are included in and affect our assumptions regarding industry sales and pricing estimates for the investees’ business. These macroeconomic assumptions include, but are not limited to, regulatory, economic, or technological development, inflation, interest rates, customer preference, and foreign currency exchange rates.

Assumptions used in Market Approach: The following are key assumptions we use in market approach:

●	Selection of comparable companies and multiples. We make selection of listed comparable companies and appropriate multiples by taking into account of the main businesses, the scale and the business performance, development stage, product mix, financial position of these companies and the investees.
●	Timing and probabilities of different scenarios. Timing and probabilities of different scenarios such as redemption, liquidation and IPO are based on our best estimate.
●	Estimated volatility rate. Estimated volatility rate was estimated based on annualised standard deviation of the daily return embedded in historical stock prices of comparable companies with a time horizon close to the expected term.
●	Risk-free rate. We determined the risk-free rate based on the interest rate of different government bonds with a time horizon close to expected term. The selections of government bonds are made mainly based on the financing currency of the investee and the country where the main operation of the investee take place.
●	Discount for lack of marketability (“DLOM”). The DLOM was estimated based on the option-pricing method. Under this method, the cost of put option, which can hedge the price change before the privately held share can be sold, was considered as a basis to determine the lack of marketability discount.

For equity method investments, we recognizes the impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary. For long-term equity investments without readily determinable fair values, we record an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. To make judgements as to whether a decline in value of equity method investments was other than temporary, we mainly consider the length of time and the extent to which the market value has been less than cost and the financial condition and near-term prospects of the investee.

Changes in assumptions or estimates can materially affect the fair value measurement of the investment and, therefore, can affect the test results. For the year ended December 31, 2021, totally RMB 24.6 million investment impairment were charged. See Note 11 of Notes to the Consolidated Financial Statements for more information.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The names of our directors and executive officers, their ages as of March 31, 2022 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	50	Director and Chief Executive Officer
Charles Zhaoxuan Yang	38	Chief Financial Officer
Alice Yu-Fen Cheng (1)	60	Independent Director
Denny Ting Bun Lee	54	Independent Director
Joseph Tze Kay Tong (1)	59	Independent Director
Lun Feng	62	Independent Director
Michael Man Kit Leung (1)	68	Independent Director
(1)	Alice Cheng, Joseph Tong and Michael Leung are members of the audit, compensation, nominating and environmental, social and governance (ESG) committee.

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

Charles Zhaoxuan Yang has served as our chief financial officer since June 2017. Prior to joining us, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited and based in Hong Kong for almost a decade. Mr. Yang currently serves as an independent director on the boards of So-Young International Inc. (stock code: SY) and Kanzhun Ltd. (stock code: BZ), which are listed on the Nasdaq. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong, and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.

Alice Yu-Fen Cheng, also known as Alice Cheng, has served as our director since June 2007. From 2005 to 2021, Ms. Cheng served as the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003; Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Denny Ting Bun Lee, also known as Denny Lee, has served as our director since April 2002. Mr. Lee previously served as our chief financial officer from April 2002 until June 2007 and our financial controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated with a Professional Diploma in Accounting from the Hong Kong Polytechnic University in November 1990, and is a member of the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc., (stock code: EDU), NIO Inc. (stock code: NIO), and Jianpu Technology Inc. (stock code: JT), which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1636).

Joseph Tze Kay Tong, also known as Joseph Tong, has served as our director since March 2003. From January 2003 to November 2021, Mr. Tong was a director of Parworld Investment Management Limited, which provides financial and investment advisory services. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants.

Lun Feng has served as our director since July 2005. Mr. Feng served as the chairman and/or director of Vantone Holdings Co., Ltd., a private real estate investment company in China, from 1993 to 2017. Mr. Feng currently is the executive director of Beijing Sifang Yufeng Investment Co., Ltd., an investment firm in China. Mr. Feng serves as an independent director on the boards of Youzu Interactive Co., Ltd. (stock code: 002174), which is listed on the Shenzhen Stock Exchange, as well as Bank of Xi’An Co., Ltd. (stock code: 600928) and Shanghai Xinnanyang Only Education & Technology Co., Ltd. (stock code: 600661), both of which are listed on the Shanghai Stock Exchange. Mr. Feng also serves as a director of Shanghai Cura Investment & Management Co., Ltd. Mr. Feng was an independent non-executive director on the board of China Everbright Bank Company Limited (stock code: 6818), a company dual listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, until May 2021; Mr. Feng was also an independent non-executive director of Haitong Securities Co., Ltd. (stock code: 6837) from December 2014 to June 2019. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party, and a Bachelor of Arts in Economics from Northwest University.

Michael Man Kit Leung, also known as Michael Leung, has served as our director since July 2002. Mr. Leung was a responsible officer of Grand Moore Capital Limited from September 2019 to November 2021. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P., in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung was previously an independent non-executive director and chairman of the audit committee of China Electronics Optics Valley Union Holding Company Limited (stock code: 0798) from March 2014 to May 2020 and China Huiyuan Juice Group Limited (stock code: 1886) from 2012 to 2019, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclosure Demographic Background	-

B.           Compensation

Executive Officer and Director Compensation

In 2021, we paid our executive officers and directors aggregate cash compensation of RMB21.5 million (US$3.4 million). In 2021, we also granted restricted share unit awards under our 2019 RSU Plan (described below) to each of our independent directors which vested on March 1, 2022. ADRs, representing less than 1% of our total outstanding ordinary shares, were given to the directors in settlement of such awards upon vesting.

In 2021, we also granted restricted share unit awards under our 2019 RSU Plan to our Chief Financial Officer, which will represent less than 1% of our total outstanding ordinary shares upon vesting. In addition, prior to 2021, certain of our subsidiaries, including Youdao and Cloud Music, granted certain options pursuant to their respective share incentive plans to our Chief Financial Officer which are exercisable for ordinary shares of those subsidiaries representing less than 1% of their total outstanding shares.

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

Eligibility

Awards can be issued to participants in the RSU Plans, which include employees, directors or consultants of us, our subsidiaries, the VIEs and certain other related entities.

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

Other Equity Incentive Plans

Youdao, our subsidiary, adopted its 2015 Share Incentive Plan, or the Youdao Plan, in February 2015 (and amended it in April 2018), under which 10,222,222 ordinary shares of Youdao are reserved for issuance. As of March 31, 2022, options to purchase a total of 5,048,379 ordinary shares are outstanding under the Youdao Plan, and 2,335,217 of such options had vested and become exercisable.

Cloud Music, our subsidiary, adopted its 2016 Share Incentive Plan, or the Cloud Music Plan, in May 2016, under which 15,000,000 ordinary shares of Cloud Music are reserved for issuance. As of March 31, 2022, options to purchase a total of 11,507,100 ordinary shares are outstanding under the Cloud Music Plan, and 8,174,362 of such options had vested and become exercisable.

In addition, certain of our other subsidiaries have adopted their own equity incentive plans, which allow the relevant subsidiaries to grant options or other awards to certain of our employees. The options under the Youdao Plan, the Cloud Music Plan and such other plans expire in four to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.           Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year or until their successors are elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on June 23, 2021.

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

Our board has four committees, the audit committee, the compensation committee, the nominating committee and the ESG committee. Alice Cheng, Joseph Tong, and Michael Leung are currently the members of each of these committees. Michael Leung is the chairperson of the audit committee. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls. For more information regarding the audit committee, please refer to “Audit committee experience and qualification and board oversight” under Item 4. “Business Overview.”

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

In February 2022, our board of directors approved the establishment of ESG committee responsible for coordinating ESG-related issues and providing recommendations to the board.

The audit, compensation, nominating and ESG committees are composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all such members are “independent” as that term is defined in NASDAQ Marketplace Rule 5605(a)(2).

Compensation Committee Interlocks

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

D.           Employees

As of December 31, 2019, 2020 and 2021, we had 20,797, 28,239 and 32,064 full-time employees, respectively. A substantial majority of our employees are based in China. We believe that we have a good working relationship with our employees, and we have not experienced any significant labor disputes.

The following table sets forth information regarding our staff as of December 31, 2021. Our R&D staff consisted of 15,292 employees as of December 31, 2021.

Online game	16,348
Youdao	6,096
Cloud Music	1,503
Innovative businesses and others	8,117
Total	32,064

All employees of our company and of our affiliated companies are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.           Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2022 (unless otherwise indicated) by:

●	all persons who are beneficial owners of 5% or more of our ordinary shares,
●	each of our directors,
●	our Chief Executive Officer and Chief Financial Officer, and
●	all current directors and executive officers as a group.

As of March 31, 2022, 3,283,990,771 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares
	Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People's Republic of China 310052.	1,450,300,000	44.2%

Number of Shares
Beneficially Owned
	Number	Percentage
Executive Officers and Directors (2)
Charles Zhaoxuan Yang	*	*
Alice Cheng	*	*
Denny Lee	*	*
Joseph Tong	*	*
Lun Feng	*	*
Michael Leung	*	*
All current directors and executive officers as a group (7 persons)(3)	1,451,285,435	44.2%
*	Less than 1%.
(1)	Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 8,860,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. William Lei Ding, our founder, Chief Executive Officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family.
(2)	The address of our current executive officers and directors are c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.
(3)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount includes ordinary shares and ordinary shares issuable upon the vesting of RSUs held by our directors and executive officers as a group.

As of March 31, 2022, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of March 31, 2022, there were four ordinary shareholders of record with an address in the United States. The Bank of New York Mellon, depositary of our ADS program, held 908,279,665 ordinary shares as of that date, which accounted for 27.7% of our outstanding ordinary shares.

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

Item 7.  Major Shareholders and Related Party Transactions

A.          Major Shareholders

Please see Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B.           Related Party Transactions

Material VIE Agreements

NetEase, Inc. and certain of its subsidiaries have entered into a series of agreements with Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Hangzhou Yuedu and certain other affiliated entities and the shareholders of these entities, under which we provide our computer software, mobile applications, technologies and relevant services to Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and certain other affiliated entities, and they in turn provide certain of our online games and operate the NetEase websites, our e-commerce platforms, our online advertising business, and e-mail and certain of our other fee-based premium services. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer, Hangzhou Yuedu and certain other affiliated entities will not receive material benefits from these agreements except as shareholders of NetEase. The agreements with Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and Hangzhou Yuedu are described below.

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

Agreements relating to Hangzhou Yuedu

William Lei Ding, our Chief Executive Officer, and Yiwen Zhu, the Senior Vice President of Cloud Music, own 99.0% and 1.0% of the equity interest in Hangzhou Yuedu, respectively.

●	Cooperation Agreement. Under the amended and restated cooperation agreement entered into by Hangzhou Yuedu and Hangzhou NetEase Cloud Music dated on 18 May 2021, Hangzhou Yuedu have agreed to engage the Hangzhou NetEase Cloud Music as its exclusive cooperation partner, providing users, among other things and as the case may be, with technical services, including software development, technical support and maintenance, network technology services, server maintenance, relevant software development and update, and technology development, technical assistance and support in relation to electronic publication and telecommunication, in exchange for service fees. Hangzhou Yuedu and the Hangzhou NetEase Cloud Music shall share the income generated from its cooperation. The distributable income shall consist of the total income of Hangzhou Yuedu, after deduction of any relevant operating costs, expenses, taxes and other statutory contributions, and profits to be retained by Hangzhou Yuedu. Hangzhou NetEase Cloud Music shall be entitled to receive the entire portion of the distributable income, or if applicable, to share the distributable income with other entities who are affiliates of Hangzhou NetEase Cloud Music according to the service statements confirmed by the Hangzhou NetEase Cloud Music and these entities. Hangzhou Yuedu and the Hangzhou NetEase Cloud Music shall settle the service fees on a regular basis. This agreement remains in effect unless terminated by written notice from the Hangzhou NetEase Cloud Music, and Hangzhou Yuedu shall not terminate the cooperation agreement without the written consent from the Hangzhou NetEase Cloud Music.
●	Operating Agreement. Under the amended and restated operating agreement entered into by Hangzhou Yuedu, William Lei Ding and Yiwen Zhu and the Hangzhou NetEase Cloud Music dated 18 May 2021, Hangzhou NetEase Cloud Music agreed to be the guarantor of Hangzhou Yuedu in, and provide full guarantees for the performance of, the contracts, agreements or transactions entered into between Hangzhou Yuedu and any third-party in connection with Hangzhou Yuedu’ businesses and operations. Hangzhou Yuedu, in return, agreed to pledge the accounts receivable in its operations and all of its assets to the Hangzhou NetEase Cloud Music. Hangzhou Yuedu, William Lei Ding and Yiwen Zhu also jointly agreed that without the Hangzhou NetEase Cloud Music’s prior written consent, Hangzhou Yuedu would not engage in any transaction that may materially affect their assets, liabilities, rights or operations, except that Hangzhou Yuedu may enter into business contracts or agreements, sell or purchase assets and create liens in favor of relevant counter parties as required by law in the ordinary course of business. William Lei Ding and Yiwen Zhu shall appoint candidates recommended by the Hangzhou NetEase Cloud Music as directors of Hangzhou Yuedu, and Hangzhou Yuedu shall appoint the Hangzhou NetEase Cloud Music’s senior executive officers recommended by the Hangzhou NetEase Cloud Music as Hangzhou Yuedu’ senior management.
●	Exclusive Purchase Option Agreement. Under the amended and restated exclusive purchase option agreement entered into by Hangzhou Yuedu, William Lei Ding and Yiwen Zhu and the Hangzhou NetEase Cloud Music dated 18 May 2021, William Lei Ding and Yiwen Zhu irrevocably granted the Hangzhou NetEase Cloud Music an option, exercisable in one or more times, to purchase or cause any person(s) designated by the Hangzhou NetEase Cloud Music to purchase, to the extent permitted under any applicable PRC laws, a portion of or all of William Lei Ding and Yiwen Zhu’s equity interests in Hangzhou Yuedu at any time and from time to time, for a consideration equals to, the outstanding loan amounts under the loan agreement among Hangzhou NetEase Cloud Music and William Lei Ding and Yiwen Zhu dated 18 May 2021 or otherwise for the minimum amount of consideration permitted by applicable PRC laws, under circumstances in which the Hangzhou NetEase Cloud Music or its designated third party is permitted under PRC laws to acquire all or part of the assets of Hangzhou Yuedu, subject to adjustments. None of the material assets of Hangzhou Yuedu are to be sold, transferred or otherwise disposed of without the written consent of the Hangzhou NetEase Cloud Music. In addition, under this agreement, William Lei Ding and Yiwen Zhu may not transfer or permit the encumbrance of or allow any guarantee or security to be created on any of its equity interest in Hangzhou Yuedu without the Hangzhou NetEase Cloud Music’s prior written consent.

●	Equity Pledge Agreements. Under the amended and restated pledge agreements entered into by the Hangzhou NetEase Cloud Music and William Lei Ding and Yiwen Zhu dated 18 May 2021, William Lei Ding and Yiwen Zhu agreed to pledge all their respective equity interests in Hangzhou Yuedu that they legally own to the Hangzhou NetEase Cloud Music as a first security interest to guarantee the timely and complete payment and performance of contractual obligations under the relevant VIE agreements. William Lei Ding and Yiwen Zhu have further agreed that, without prior written consent of the Hangzhou NetEase Cloud Music, they will not transfer or dispose the pledged equity interests or create or allow any third party to create any encumbrance on the pledged equity interests that would prejudice the Hangzhou NetEase Cloud Music’s interest.
●	Shareholder Voting Right Trust Agreements and Powers of Attorney. Under the amended and restated shareholder voting right trust agreements entered into by the Hangzhou NetEase Cloud Music and William Lei Ding and Yiwen Zhu dated 18 May 2021, and the irrevocable powers of attorney executed by each of William Lei Ding and Yiwen Zhu on the same date, William Lei Ding and Yiwen Zhu have appointed the Hangzhou NetEase Cloud Music and the person designated by the Hangzhou NetEase Cloud Music director or his/her successor as their agent and attorney to act on their behalf on all matters concerning Hangzhou Yuedu and to exercise all of their rights as a registered shareholder of Hangzhou Yuedu.
●	Loan Agreement. Under the amended and restated loan agreement entered into by Hangzhou NetEase Cloud Music and William Lei Ding and Yiwen Zhu dated 18 May 2021, Hangzhou NetEase Cloud Music agreed to provide loans to William Lei Ding and Yiwen Zhu to be used exclusively as investment in Hangzhou Yuedu. The loans must not be used for any other purposes without the lender’s prior written consent. The term of each loan shall be ten years from the date of the agreement and will be automatically extended for another ten years unless otherwise indicated by the lender. The borrower shall not make any repayment of the loan prior to the expiration of the term or termination of the relevant loan without the lender’s prior written consent. The loan shall terminate on the date the lender exercises its exclusive purchase option under the relevant exclusive purchase option agreement, or when certain defined termination events occurs, such as when the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier. After the lender exercises its exclusive purchase option, the borrower shall repay the loan by transferring all of his equity interest in Hangzhou Yuedu to the lender, or persons designated by the lender. If the transfer price for the equity interest in Hangzhou Yuedu is higher than the principal of the loan under the relevant Loan Agreement, any surplus would be considered interest for the loan.

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC starting in August 2008, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us. As a result of these arrangements, Shanghai EaseNet is a controlled VIE, and William Lei Ding, our Chief Executive Officer, director and major shareholder, does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it. We have consolidated Shanghai EaseNet into our financial statements as of and for the years ended December 31, 2019, 2020 and 2021.

Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games. See Item 5.A — “Operating Results—Our Corporate Structure.”

Subsidiary Guarantees

We have entered into several guarantee agreements in the aggregate amount of US$1,730.0 million in respect of certain credit facilities taken by our subsidiaries. As of December 31, 2021, US$621.7 million of such credit facilities had not been utilized.

Agreements with Youdao

Youdao, which became listed on the New York Stock Exchange in October 2019, is currently our majority-controlled subsidiary. We have entered into agreements with Youdao with respect to various ongoing relationships between us, which became effective upon the completion of Youdao’s initial public offering in October 2019. These include a master transaction agreement, a transitional services agreement, a non-competition agreement, a cooperation framework agreement, an intellectual property license agreement and multiple loan agreements, each of which are summarized below.

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

Loan Agreements and Guarantees

We have entered into various loan agreements to extend loans to Youdao. These loans were used to provide working capital for the daily operations of Youdao with the original term of one year. In April 2021, we also entered into a revolving loan facility with Youdao in the principal amount of US$300 million to support its long-term growth. As of December 31, 2021, the total principal amount of loans outstanding to Youdao was US$177.8 million, including US$40 million outstanding under the above-mentioned revolving loan facility.

Agreements with Cloud Music

Cloud Music, which became listed on the Hong Kong Stock Exchange in December 2021, is currently our majority-controlled subsidiary. We entered into a framework agreement with Cloud Music to govern key aspects of the intragroup transactions between Cloud Music and us (the “Cloud Music Framework Agreement”), including (a) from us to Cloud Music (i) intellectual property licensing services, (ii) advertising agency services, (iii) bandwidth, server custody and rack services, (iv) information technology services, (v) shared services and (iv) product procurement, and (b) from Cloud Music to us, advertising services and others. The transactions under the Cloud Music Framework Agreement will continue until December 31, 2023 (date inclusive), except with respect to the intellectual property licensing services where we grant Cloud Music a royalty-free license to non-exclusively use certain intellectual property, including software copyrights, domain names, trademarks and logos relating or registered by us, which will be in perpetuity.

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

A.8         Dividend Policy

Under our current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Prior to our current dividend policy, our quarterly dividends for each quarter in 2019, 2020 and 2021 were determined by our board of directors in an amount equivalent to approximately 20% to 30% of our anticipated net income after tax in that quarter. Our board of directors declared dividends of US$0.3000 per ADS (US$0.0600 per ordinary share), US$0.2400 per ADS (US$0.0480 per ordinary share), US$0.2250 per ADS (US$0.0450 per ordinary share) and US$0.4050 per ADS (US$0.0810 per ordinary share) for the first, second, third and fourth quarters of 2021, respectively.

We are a holding company incorporated in the Cayman Islands, and our ability to pay dividends to our shareholders depends upon dividends, loans or advances that we receive from our subsidiaries and the VIEs. Please refer to Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and the VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.”

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

A shareholding qualification for directors may be fixed by NetEase in a general meeting, but unless and until so fixed, there are no shareholding qualifications. Further, there are no age limitations or retirement requirements and no share ownership qualifications for directors unless so fixed by shareholders in a general meeting.

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

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chairman or any other shareholder present. A quorum required for a meeting of shareholders consists of one or more members holding shares which carry, in aggregate, not less than one third of the votes attaching to all issued and outstanding shares and entitled to vote, present at the meeting.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the shares. A special resolution is required for matters such as a change of our name. Holders of the shares may by ordinary resolution, among other things, appoint directors, appoint auditors, and increase our share capital. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company.

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

General Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of our shareholders holding not less than one-tenth of our paid-up capital as at the date of the deposit of the requisition carries the right of voting at general meetings of our company, proceed to convene a general meeting of our company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advanced notice of at least fourteen days is required for the convening of the annual general meeting and other shareholders meetings.

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

C.          Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10.C. “Additional Information-Material Contracts,” Item 4. “Information on the Company” or elsewhere in this annual report.

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

For more information about foreign exchange control, see Item 3.D. “Risk Factors—Risks Related to Our Company—Our corporate structure may restrict our ability to receive dividends, loans or advances from, and transfer funds to, our PRC subsidiaries and the VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

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

Hong Kong Taxation

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2019, 2020 and 2021, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

Our principal register of members is maintained by our principal share registrar, Maples Fund Services (Cayman) Limited, in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, in Hong Kong.

Dealings in our ordinary shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

Taxation of Disposition of Shares or ADSs

Subject to the PFIC rules discussed below, you will generally recognize taxable gain or loss on any sale or exchange or other taxable disposition of a share or ADS in an amount equal to the difference between the amount realized (determined in the case of a sale or exchange in a currency other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) for the share or ADS and your adjusted tax basis (in U.S. dollars) in the share or ADS. A U.S. Holder’s initial tax basis will be the U.S. Holder’s U.S. dollar purchase price for such share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of shares or ADSs, such gain may be treated as PRC source gain under the U.S.-PRC Tax Treaty, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. See discussion above under the heading “Taxation of Dividends and Other Distributions on the Shares or ADSs” regarding the potential availability of U.S.-PRC Tax Treaty Benefits. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

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

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in financial products issued by commercial banks in China, as well as interest expenses payable on our short-term bank borrowings. All of our short-term bank borrowings as of December 31, 2021 were at fixed rates.

Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2021, a 10% change in the interest rate would result in an increase or decrease of RMB152.0 million (US$23.8 million) of our total amount of net interest income or of RMB64.0 million (US$10.1 million) of our total amount of investment income from short-term investments in 2021.

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

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported net foreign exchange losses of RMB490.5 million (US$77.0 million) in 2021, compared to net foreign exchange losses of RMB3,112.2 million in 2020. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2021, we had U.S. dollar-denominated debt outstanding of US$2,649.5 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated debt as of December 31, 2021 would have increased/decreased by RMB1,688.4 million in Renminbi terms.

As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$7,245.4 million. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2021 would have increased/decreased by RMB4,617.2 million in Renminbi terms.

Item 12. Description of Securities Other than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Our ADSs

Our ADSs representing our ordinary shares trade on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. dollars.

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

Fees and other payments made by the depositary to us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2021, the depositary paid us US$1.6 million pursuant to this arrangement.

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

In connection with the initial public offering of our ordinary shares in Hong Kong (the “Hong Kong Public Offering”), we established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our Principal Share Registrar, Maples Fund Services (Cayman) Limited.

All ordinary shares offered in the Hong Kong Public Offering were registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange.

Converting Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds ordinary shares registered in Hong Kong and wishes to receive delivery of ADSs that trade on the Nasdaq must deposit or have his/her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited, or the custodian, in exchange for ADSs.

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

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Charles Zhaoxuan Yang, our Chief Financial Officer, have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-1.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over the financial reporting period of December 31, 2021 as stated in this annual report beginning on page F-2.

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

Item 16C.            Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to our company during 2020 and 2021.

	For the year ended December 31,
	2020(1)	2021(1)

	RMB (in thousands)
Audit fees (2)	35,890	40,007
Tax fees (3)	1,489	4,098
All other fees (4)	2,020	4,388
Total	39,399	48,493
(1)	The fees disclosed are exclusive of out-of-pocket expenses on the amounts paid, which totaled approximately RMB1,394,000 and RMB1,350,000 in 2020 and 2021, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting issuance of comfort letters in connection with our global offering and secondary listing of our ordinary shares on the HKSE, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 26, 2020, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$1.0 billion of our outstanding ADSs and ordinary shares in open market transactions. On May 19, 2020, our board of directors approved an amendment to such program to increase the total authorized purchase amount to US$2.0 billion. The share purchase program expired on March 1, 2021, and approximately 22.8 million ADSs had been purchased under this program.

On February 25, 2021, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$2.0 billion of our outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months. On August 31, 2021, our board of directors approved an amendment to such program to increase the total authorized purchase amount to US$3.0 billion.

The table below shows the ADSs that we have repurchased for each month in 2021:

				Approximate
			Total Number of	Maximum
			ADSs	Dollar Value
			Purchased	of ADSs
			as Part of	that May Yet
			Publicly	Be
	Total	Average	Announced	Purchased
	Number of	Price	Plans	Under
	ADSs	Paid	or	the Plans or
Period	Purchased(1)	Per ADS	Programs	Programs
		US$	US$
January 2021	876,006	108.44	94,997,071	279,906,506
February 2021	770,105	123.35	94,994,186	184,912,320
March 2021	1,317,231	106.25	139,955,713	1,865,044,127
April 2021	1,239,844	106.53	132,085,130	1,732,958,997
May 2021	1,077,860	109.12	117,617,502	1,615,341,496
June 2021	982,678	111.77	109,832,173	1,505,509,323
July 2021	1,320,156	104.01	137,306,872	1,368,202,451
August 2021	3,646,120	88.93	324,244,887	2,043,957,564
Septermber 2021	3,961,909	85.88	340,252,793	1,703,704,771
October 2021	2,954,256	92.10	272,083,140	1,431,621,631
November 2021	1,482,869	105.19	155,985,005	1,275,636,626
December 2021	538,042	101.69	54,713,692	1,220,922,934
Total	20,167,076		1,974,068,163
(1)Our ADS to ordinary share ratio is one ADS for every 5 ordinary shares.

On August 31, 2021, we announced a share purchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$50.0 million worth of Youdao’s outstanding ADSs on the New York Stock Exchange in open market transactions beginning on September 2, 2021 and for a period not to exceed 36 months. As of December 31, 2021, approximately 0.6 million ADSs had been purchased under this program.

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

Item 16H.          Mine Safety Disclosure

Not applicable.

Item 16I.          Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 17.            Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.            Financial Statements

The consolidated financial statements for NetEase, Inc. and its subsidiaries are included at the end of this annual report.

Item 19.            Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum of Association and Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 1.1 to Form 6-K furnished with the SEC on June 23, 2021)

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

Exhibit Number	Document

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

4.37

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

4.39

Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.53 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.40

Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.54 to the company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.41

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

4.43	2019 Restricted Share Unit Plan (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form S-8 (file no. 333-234189) filed with the SEC on October 15, 2019)

4.44*+	Facility agreement of a five-year term loan facility and revolving loan facility agreement of US$1.0 billion between the Registrant and the parties thereto dated June 2, 2021

4.45*+	Letter of Amendment related to the above US$1.0 billion five-year facility agreement between the Registrant and the parties thereto dated September 23, 2021

4.46*+	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and Youdao, Inc. as borrower dated April 1, 2021

8.1

List of Significant Subsidiaries and Variable Interest Entities of NetEase, Inc. (incorporated by reference to Exhibit 8.1 to the company's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 28, 2021)

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 26, 2007)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit Number	Document

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

+ Certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 28, 2022

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2021. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2021, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimate of average playing period of paying players for recognition of in-game virtual items revenue

As described in Notes 2(c) and 28 to the consolidated financial statements, the Company recognized RMB62.8 billion of revenues from online game services for the year ended December 31, 2021. Revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games. Management considered the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at estimates for the estimated average playing period of the paying players for each game. If a new game was launched and only a limited period of paying player data was available, then management considered other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics and playing patterns of paying players. Significant management assumptions applied to estimate the average playing period of paying players for recognition of in-game virtual items revenue include: (i) estimating future players’ churn rates based on historical players’ churn rates; and (ii) similarities between new games and existing games with sufficient historical data in terms of characteristics and playing patterns of paying players.

The principal consideration for our determination that performing procedures relating to the estimates of average playing period of paying players for recognition of in-game virtual items revenue is a critical audit matter are the significant assumptions made by management in developing these estimates, which in turn led to a high degree of auditor judgement, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, including estimates of future players’ churn rates and estimates of similarities between new games and existing games.

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

Impairment assessment of equity method investments and long-term equity investments without readily determinable fair values

As described in Notes 2(j) and 11 to the consolidated financial statements, the Company's consolidated balance of investments in equity method investees and long-term equity investments without readily determinable fair values as at December 31, 2021 was RMB3,776.2 million and RMB8,803.0 million, respectively. Long-term equity investments without readily determinable fair value include ownership of stock or in-substance common stock issued by privately-held companies on which the Company does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares. Management conducts impairment tests for investments in equity method investees and long-term equity investments without readily determinable fair values at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For equity method investments, the Company considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary. For long-term equity investments without readily determinable fair values, the Company performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Significant judgements management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iv) judgements as to whether a decline in value of equity method investments was other than temporary.

The principal considerations for our determination that the impairment assessment of equity method investments and long-term equity investments without readily determinable fair values is a critical audit matter are (i) the high degree of auditor judgement and subjectivity involved in performing procedures relating to evaluating the reasonableness of significant judgements management applied in the impairment assessment; (ii) significant audit effort was necessary to perform procedures and evaluate evidence relating to significant assumptions management used to value the equity investments, such as selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of equity method investments and long-term equity investments without readily determinable fair values. These procedures also included, among others, (i) testing management’s qualitative evaluation as to whether indicators of impairment existed by assessing the evidence considered by management, as well as other relevant market information; (ii) assessing the appropriateness of the valuation methodology by exercising professional judgements based on our knowledge of the industry and the investee; (iii) testing assumptions used in management’s valuation, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability, by comparing certain assumptions to applicable industry or business data external to the Company, and leveraging our industry knowledge and information from our independent research; and (iv) testing the accuracy of the mathematical calculation applied in the valuation models and the calculation of impairment charges. We involved professionals with specialized skill and knowledge to assist in assessing the valuation model, assumptions used in management’s valuation, including selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability, and testing of mathematical calculation in the valuation models.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2022

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

		December 31,	December 31,	December 31,
		2020	2021	2021
	Notes	RMB	RMB	US$
				Note 2(q)
Assets
Current assets:
Cash and cash equivalents	2(f)	9,117,219	14,498,157	2,275,077
Time deposits	2(f)	71,079,327	70,754,846	11,102,979
Restricted cash	2(f)	3,051,386	2,876,628	451,406
Accounts receivable, net		4,576,445	5,507,988	864,324
Inventories, net	2(i)	591,508	964,733	151,388
Prepayments and other current assets, net	6	6,076,543	6,235,857	978,541
Short-term investments	7	13,273,026	12,281,548	1,927,243
Assets held for sale		65,589	497	78
Total current assets		107,831,043	113,120,254	17,751,036

Non-current assets:
Property, equipment and software, net	8	4,549,943	5,433,858	852,691
Land use rights, net	9	4,178,257	4,108,090	644,649
Operating lease right-of-use assets, net	10	773,176	1,044,152	163,850
Deferred tax assets	13(c)	1,086,759	1,297,954	203,677
Time deposits	2(f)	6,630,000	5,823,840	913,888
Restricted cash	2(f)	—	1,330	209
Long-term investments	11	11,711,259	18,804,902	2,950,899
Other long-term assets, net	12	5,108,682	4,008,456	629,014
Assets held for sale		5,463	1,088	171
Total non-current assets		34,043,539	40,523,670	6,359,048

Total assets		141,874,582	153,643,924	24,110,084

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable		1,134,413	985,059	154,577
Salary and welfare payables		3,538,732	4,133,254	648,598
Taxes payable	14	4,282,835	4,537,050	711,962
Short-term loans	15	19,504,696	19,352,313	3,036,800
Deferred revenue	16	10,398,872	12,132,743	1,903,892
Accrued liabilities and other payables	17	7,006,819	9,026,508	1,416,456
Short-term operating lease liabilities	10	330,853	334,399	52,475
Liabilities held for sale		546,271	—	—
Total current liabilities		46,743,491	50,501,326	7,924,760

Non-current liabilities:
Deferred tax liabilities	13(c)	713,439	1,345,874	211,197
Long-term operating lease liabilities	10	474,882	732,127	114,886
Long-term loans	18	—	1,275,140	200,097
Other long-term liabilities		148,846	365,581	57,368
Total non-current liabilities		1,337,167	3,718,722	583,548

Total liabilities		48,080,658	54,220,048	8,508,308

Commitments and contingencies	24

Redeemable noncontrolling interests	19	10,796,120	145,238	22,791

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000 shares authorized, 3,349,335 shares issued and outstanding as of December 31, 2020 and 3,273,835 shares issued and outstanding as of December 31, 2021		2,794	2,794	438
Additional paid-in capital		27,829,431	37,915,939	5,949,839
Treasury stock		(10,446,107)	(20,502,188)	(3,217,241)
Statutory reserves	2(u)	1,228,448	1,245,125	195,387
Accumulated other comprehensive loss		(650,457)	(828,065)	(129,941)
Retained earnings		64,162,689	77,494,475	12,160,574
NetEase, Inc.’s shareholders’ equity		82,126,798	95,328,080	14,959,056
Noncontrolling interests	19	871,006	3,950,558	619,929
Total shareholders’ equity		82,997,804	99,278,638	15,578,985

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		141,874,582	153,643,924	24,110,084

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the year ended December 31,
		2019	2020	2021	2021
	Notes	RMB	RMB	RMB	US$
					Note 2(q)
Net revenues	28	59,241,145	73,667,133	87,606,026	13,747,297
Cost of revenues	28	(27,685,845)	(34,683,731)	(40,635,225)	(6,376,553)
Gross profit		31,555,300	38,983,402	46,970,801	7,370,744
Operating expenses:
Selling and marketing expenses		(6,221,127)	(10,703,788)	(12,214,191)	(1,916,673)
General and administrative expenses		(3,130,298)	(3,371,827)	(4,263,549)	(669,044)
Research and development expenses		(8,413,224)	(10,369,382)	(14,075,991)	(2,208,830)
Total operating expenses		(17,764,649)	(24,444,997)	(30,553,731)	(4,794,547)
Operating profit		13,790,651	14,538,405	16,417,070	2,576,197
Other income/(expenses):
Investment income, net		1,306,320	1,610,045	2,947,721	462,562
Interest income, net		821,774	1,598,618	1,519,714	238,476
Exchange gains/(losses), net		25,166	(3,112,152)	(490,481)	(76,967)
Other, net		439,422	737,168	710,435	111,482
Income before tax		16,383,333	15,372,084	21,104,459	3,311,750
Income tax	13(a)	(2,914,726)	(3,041,849)	(4,128,269)	(647,815)
Net income from continuing operations		13,468,607	12,330,235	16,976,190	2,663,935
Net income from discontinued operations		7,962,519	—	—	—
Net income		21,431,126	12,330,235	16,976,190	2,663,935
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests		(271,543)	(787,029)	(536,981)	(84,265)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests		77,933	519,548	417,633	65,536
Net income attributable to NetEase, Inc.’s shareholders		21,237,516	12,062,754	16,856,842	2,645,206
Including:
Net income from continuing operations attributable to NetEase, Inc.’s shareholders		13,274,997	12,062,754	16,856,842	2,645,206
Net income from discontinued operations attributable to NetEase, Inc.’s shareholders	3	7,962,519	—	—	—
Net income		21,431,126	12,330,235	16,976,190	2,663,935
Other comprehensive income
Foreign currency translation adjustment		(93,774)	(598,108)	(183,190)	(28,747)
Total comprehensive income		21,337,352	11,732,127	16,793,000	2,635,188
Comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests		83,685	538,644	423,215	66,412
Comprehensive income attributable to NetEase, Inc.’s shareholders		21,421,037	12,270,771	17,216,215	2,701,600

Net income per share, basic		6.59	3.65	5.07	0.80
-Continuing operations		4.12	3.65	5.07	0.80
-Discontinued operations		2.47	—	—	—

Net income per ADS, basic		32.97	18.25	25.34	3.98
-Continuing operations		20.61	18.25	25.34	3.98
-Discontinued operations		12.36	—	—	—

Net income per share, diluted	23	6.53	3.60	5.01	0.79
-Continuing operations		4.08	3.60	5.01	0.79
-Discontinued operations		2.45	—	—	—

Net income per ADS, diluted		32.67	18.01	25.03	3.93
-Continuing operations		20.42	18.01	25.03	3.93
-Discontinued operations		12.25	—	—	—

Weighted average number of ordinary shares outstanding, basic	23	3,220,473	3,305,448	3,325,864	3,325,864
Weighted average number of ADS outstanding, basic		644,095	661,090	665,173	665,173
Weighted average number of ordinary shares outstanding, diluted	23	3,249,972	3,349,759	3,367,478	3,367,478
Weighted average number of ADS outstanding, diluted		649,994	669,952	673,496	673,496

The accompanying notes are an integral part of these consolidated financial statements

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

							Accumulated
	Ordinary shares		Additional paid-in	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total shareholder
	Share	Amount	capital	Share	Amount	reserves	income/(loss)	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	3,199,018	2,620	—	—	—	1,214,578	17,050	43,997,388	794,209	46,025,845
Vesting of restricted share units	29,513	20	(1,487)	25	1,467	—	—	—	—	—
Share-based compensation	—	—	2,341,078	—	—	—	—	—	46,100	2,387,178
Appropriation to statutory reserves	—	—	—	—	—	11,129	—	(11,129)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	21,509,059	(77,933)	21,431,126
Repurchase of shares	—	—	—	(25)	(1,467)	—	—	—	—	(1,467)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(4,279)	—	—	—	—	—	(53)	(4,332)
Change of capital from noncontrolling interest shareholders	—	—	1,153,528	—	—	—	—	—	378,654	1,532,182
Conversion of Youdao’s preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	468,788	—	—	—	—	—	27,757	496,545
Dividends to shareholders	—	—	—	—	—	—	—	(8,840,634)	—	(8,840,634)
Foreign currency translation adjustment	—	—	—	—	—	—	(88,022)	—	(5,752)	(93,774)
Disposal of subsidiaries	—	—	(43,972)	—	—	(10,499)	(473)	10,499	(11,807)	(56,252)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(271,543)	(12,019)	(283,562)
Balance as of December 31, 2019	3,228,531	2,640	3,913,656	—	—	1,215,208	(71,445)	56,393,640	1,139,156	62,592,855
Vesting of restricted share units	20,578	15	(827,722)	8,582	827,707	—	—	—	—	—
Issuance of shares in Hong Kong, net of issuance costs	197,202	139	21,883,804	—	—	—	—	—	—	21,883,943
Share-based compensation	—	—	2,543,435	—	—	—	—	—	71,943	2,615,378
Appropriation to statutory reserves	—	—	—	—	—	13,240	—	(13,240)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	12,849,783	(519,548)	12,330,235
Repurchase of shares	—	—	—	(105,558)	(11,273,814)	—	—	—	—	(11,273,814)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(18,852)	—	—	—	—	(204,705)	(2,496)	(226,053)
Change of capital from noncontrolling interest shareholders	—	—	335,110	—	—	—	—	—	214,203	549,313
Dividends to shareholders	—	—	—	—	—	—	—	(4,280,465)	—	(4,280,465)
Foreign currency translation adjustment	—	—	—	—	—	—	(579,012)	—	(19,096)	(598,108)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(582,324)	(13,156)	(595,480)
Balance as of December 31, 2020	3,446,311	2,794	27,829,431	(96,976)	(10,446,107)	1,228,448	(650,457)	64,162,689	871,006	82,997,804
Vesting of restricted share units	—	—	(2,714,220)	25,335	2,714,220	—	—	—	—	—
Share-based compensation	—	—	2,354,851	—	—	—	—	—	601,183	2,956,034
Appropriation to statutory reserves	—	—	—	—	—	16,677	—	(16,677)	—	—
Net income attributable to NetEase, Inc. and noncontrolling interest shareholders	—	—	—	—	—	—	—	17,393,823	(389,857)	17,003,966
Repurchase of shares	—	—	—	(100,835)	(12,770,301)	—	—	—	—	(12,770,301)
Repurchase of noncontrolling interest and redeemable noncontrolling interests	—	—	(53,743)	—	—	—	—	—	1,514	(52,229)
Change of capital from noncontrolling interest shareholders	—	—	1,694,471	—	—	—	—	—	1,142,239	2,836,710
Conversion of Cloud Music’s preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	8,805,149	—	—	—	—	—	2,473,352	11,278,501
Dividends to shareholders	—	—	—	—	—	—	—	(3,508,379)	—	(3,508,379)
Dividends to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	(731,250)	(731,250)
Foreign currency translation adjustment	—	—	—	—	—	—	(177,608)	—	(5,582)	(183,190)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(536,981)	(12,047)	(549,028)
Balance as of December 31, 2021	3,446,311	2,794	37,915,939	(172,476)	(20,502,188)	1,245,125	(828,065)	77,494,475	3,950,558	99,278,638

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(q)
Cash flows from operating activities:
Net income	21,431,126	12,330,235	16,976,190	2,663,935
Net income from discontinued operations	(7,962,519)	—	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,613,782	3,457,782	3,275,727	514,033
Fair value change of equity security investments and other financial instruments	(751,693)	(720,565)	(471,880)	(74,048)
Impairment losses on investments and other intangible assets	177,567	58,395	100,424	15,759
Share-based compensation cost	2,404,089	2,663,489	3,041,492	477,276
(Reversal of)/Allowance for doubtful accounts/expected credit losses	(28,583)	40,600	265,930	41,730
Losses on disposal of property, equipment and software	5,122	6,482	54,052	8,482
Unrealized exchange (gains)/losses	(9,981)	3,102,492	488,604	76,673
Gains on disposal of long-term investments, business and subsidiaries	(98,489)	(27,063)	(186,920)	(29,332)
Deferred income taxes	150,629	88,179	407,948	64,016
Share of results on equity method investees and revaluation results from previously held equity interest	(4,322)	(302,602)	(1,573,068)	(246,849)
Fair value changes of short-term investments	(657,606)	(580,732)	(639,757)	(100,392)
Changes in operating assets and liabilities:
Accounts receivable	(11,314)	(530,413)	(1,186,586)	(186,201)
Inventories	415,057	29,699	(343,587)	(53,916)
Prepayments and other assets	(1,488,564)	(13,554)	640,349	100,485
Accounts payable	13,229	(86,352)	(155,262)	(24,364)
Salary and welfare payables	146,146	528,927	505,334	79,298
Taxes payable	(133,801)	1,126,648	255,060	40,024
Deferred revenue	883,742	2,342,916	1,351,261	212,042
Accrued liabilities and other payables	(182,646)	1,373,608	2,121,416	332,896
Net cash provided by continuing operating activities	16,910,971	24,888,171	24,926,727	3,911,547
Net cash provided by discontinued operating activities	305,487	—	—	—
Net cash provided by operating activities	17,216,458	24,888,171	24,926,727	3,911,547

Cash flows from investing activities:
Purchase of property, equipment and software	(1,209,477)	(1,055,572)	(1,601,830)	(251,362)
Proceeds from sale of property, equipment and software	60,601	17,540	71,524	11,224
Purchase of intangible assets, content and licensed copyrights	(2,119,307)	(2,234,915)	(1,508,179)	(236,666)
Net change of short-term investments with terms of three months or less	(1,023,165)	(1,655,930)	3,694,890	579,809
Purchase of short-term investments	(22,370,000)	(19,905,000)	(15,285,000)	(2,398,550)
Proceeds from maturities of short-term investments	20,225,342	24,126,210	13,235,845	2,076,993
Investment in equity method investees	(450,695)	(345,662)	(1,124,429)	(176,447)
Investment in other equity investments and acquisition of subsidiaries	(1,111,493)	(2,062,030)	(5,417,138)	(850,068)
Proceeds from disposal of investment in equity investees, businesses and subsidiaries	406,702	722,076	1,115,457	175,039
Placement/rollover of time deposits	(77,083,350)	(91,518,767)	(81,298,080)	(12,757,443)
Proceeds from maturity of time deposits	54,381,647	64,880,317	81,307,297	12,758,889
Change in other long-term assets	(42,345)	(160,674)	(268,651)	(42,157)
Amounts received from disposed businesses	9,031,051	—	—	—
Net cash used in continuing investing activities	(21,304,489)	(29,192,407)	(7,078,294)	(1,110,739)
Net cash used in discontinued investing activities	(832,252)	—	—	—
Net cash used in investing activities	(22,136,741)	(29,192,407)	(7,078,294)	(1,110,739)
Cash flows from financing activities:
Net changes from short-term loan with terms of three months or less	2,538,267	3,723,109	(442,207)	(69,392)
Proceeds of short-term and long-term loan	730,087	1,136,495	4,447,586	697,923
Repayment of short-term loan	(296,823)	(818,539)	(2,297,135)	(360,471)
Dividends paid to shareholders	(8,840,634)	(4,280,462)	(3,508,377)	(550,541)
Net amounts received from/(paid for) NetEase’s issuance of shares in Hong Kong	—	21,911,815	(13,800)	(2,165)
Repurchase of redeemable noncontrolling interests	—	(462,650)	—	—
Proceeds from issuance of redeemable noncontrolling interest shareholders, net of issuance cost	5,242,180	—	—	—
Capital injection from noncontrolling interest shareholders	1,698,810	194,307	2,870,147	450,389
Dividends paid to noncontrolling interest shareholders	—	—	(731,250)	(114,749)
Cash refund received from/(paid for) repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	10,638	(11,490,988)	(12,910,533)	(2,025,944)
Net cash provided by/(used in) financing activities*	1,082,525	9,913,087	(12,585,569)	(1,974,950)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	29,080	161,894	(55,354)	(8,686)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,808,678)	5,770,745	5,207,510	817,172
Cash, cash equivalents and restricted cash, beginning of the year	10,206,538	6,397,860	12,168,605	1,909,520
Cash, cash equivalents and restricted cash, end of the year	6,397,860	12,168,605	17,376,115	2,726,692
Less: Cash, cash equivalents and restricted cash of held for sales at end of the year	1,133	—	—	—
Cash, cash equivalents and restricted cash of continuing operations, end of the year	6,396,727	12,168,605	17,376,115	2,726,692
Supplemental disclosures of cash flow information of continuing operation:
Cash paid for income taxes, net of tax refund	3,193,802	2,046,119	3,547,299	556,649
Cash paid for interest expenses	431,395	246,051	187,628	29,443
Supplemental schedule of non-cash investing and financing activities of continuing operation:
Fixed asset purchases financed by accounts payable and accrued liabilities	304,944	337,333	698,192	109,562

*There is no financing activity from discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations
(a)	The Group

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 and changed its name to “NetEase, Inc.” (“the Company”) with effect from March 29, 2012. The Company completed its initial public offering (“IPO”) in July 2000 in connection with its listing on the Nasdaq National Market (now the Nasdaq Global Select Market) in the United States of America. In June 2020, the Company successfully listed its ordinary shares on the main board of the Hong Kong Stock Exchange with a global offering of 197,202,000 ordinary shares at a price of HK$123.00 per share. Gross proceeds from the global offering, before any underwriting fees and other offering expenses, were approximately HK$24,255.8 million.

As of December 31, 2021, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC” or “China”, references to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Hong Kong, Macau and Taiwan), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). The Company also effectively controls a number of variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

In September 2019, the Company sold its Kaola e-commerce business. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. See additional discussion on the discontinued operation in Note 3 to the consolidated financial statements.

On October 26, 2019, Youdao, Inc. (“Youdao”), one of the Company’s majority-controlled subsidiaries completed its IPO on the New York Stock Exchange. In February 2021, Youdao completed a follow-on public offering in the New York Stock Exchange. After Youdao’s offerings, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

On December 2, 2021, Cloud Village, Inc. (“Cloud Music”), one of the Company’s majority-controlled subsidiaries completed its IPO on the Hong Kong Stock Exchange. After Cloud Music’s offering, the Company continues to control Cloud Music and consolidates Cloud Music as its controlling shareholder.

The major subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2021 are described below:

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

Guangzhou NetEase, a major VIE of the Company, was incorporated in June 1997 in China and owned by William Lei Ding, or Mr. Ding, the Company’s Chief Executive Officer, director and major shareholder, and another Chinese employee of the Group. It is responsible for providing online game and other value-added telecommunication services.

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

The following combined financial information of the Group’s VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	2,455,313	1,541,763
Time deposits	10,500	71,000
Restricted cash	1,727,000	2,846,372
Accounts receivable, net	3,718,014	3,924,446
Inventories, net	35,940	83,672
Prepayments and other current assets, net	2,417,936	2,522,572
Short-term investments	614,129	618,000
Amounts due from Group companies	5,878,864	7,581,649
Assets held for sale	52,534	204
Total current assets	16,910,230	19,189,678

Property, equipment and software, net	69,494	61,343
Operating lease right-of-use assets, net	38,359	58,872
Deferred tax assets	60,351	124,738
Restricted cash	—	479
Long-term investments	674,723	862,839
Other long-term assets, net	433,260	385,231
Total non-current assets	1,276,187	1,493,502

Total assets	18,186,417	20,683,180

Accounts payable	676,590	463,601
Salary and welfare payables	130,122	115,707
Taxes payable	87,177	157,137
Short-term loans	—	52,963
Deferred revenue	9,304,037	10,751,917
Accrued liabilities and other payables	2,309,598	2,945,930
Short-term operating lease liabilities	18,003	24,991
Amounts due to Group companies	2,374,914	3,904,328
Liabilities held for sale	546,271	—
Total current liabilities	15,446,712	18,416,574

Long-term operating lease liabilities	19,619	34,077
Other long-term payable	—	257,874
Total non-current liabilities	19,619	291,951

Total liabilities	15,466,331	18,708,525

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues
Third-party revenues	48,778,629	61,470,764	74,406,521
Intra-Group revenues	676,517	720,398	808,648
Total net revenues	49,455,146	62,191,162	75,215,169

Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(13,289,888)	(15,430,950)	(17,651,675)
Intra-Group cost of revenues and operating expenses related to technical consulting and related service	(35,647,527)	(45,835,734)	(56,822,482)
Other intra-Group cost of revenues and operating expenses	(53,448)	(217,463)	(168,850)
Total cost of revenues and operating expenses	(48,990,863)	(61,484,147)	(74,643,007)

Net income	344,134	712,015	624,299

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third-parties	37,627,531	51,605,737	61,272,031
Net cash used in transactions with intra-Group companies related to technical consulting and related service	(37,548,162)	(49,435,342)	(59,439,552)
Net cash used in other transactions with intra-Group companies	(328,756)	(498,938)	(283,621)
Net cash (used in)/provided by operating activities	(249,387)	1,671,457	1,548,858

Cash flows from investing activities:
Net cash used in transactions with third-parties	(495,160)	(263,766)	(39,430)
Net cash used in investing activities	(495,160)	(263,766)	(39,430)

Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-Group companies	26,520	273,889	(622,809)
Net cash used in transactions with third-parties	—	—	(678,287)
Net cash provided by/(used in) financing activities	26,520	273,889	(1,301,096)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB512.4 million and RMB519.7 million, respectively, as of December 31, 2020 and 2021, as well as certain non-distributable statutory reserves amounting to approximately RMB54.7 million and RMB70.1 million, respectively, as of December 31, 2020 and 2021. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of its VIEs which require the Company to provide additional financial support or guarantees to its VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Company’s group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2021.

(b)	Nature of operations

The Group generates revenues mainly from providing online game services, tutoring services, online music services, advertising services, e-commerce and other fee-based premium services.

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; government regulations of the Internet, online game, online education, online music, live streaming and e-commerce industry in China; numbers of new entrants; dependence on key individuals; competition of similar services from larger companies; customer preferences; and the need for the continued successful development, marketing and selling of its services.

VIE arrangements with major VIEs

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with its major VIEs with respect to the operation of the NetEase websites, operation of in-house developed and licensed PC and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIEs. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

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

The Group’s revenues are mainly generated from online game services, tutoring services from Youdao, online music services from Cloud Music, advertising services, e-commerce and other fee-based premium services. Refer to “Note 28 - Segment Information” for disaggregation of revenue.

(i)	Online game services

The Group operates mobile games and PC games. The Group is the principal of all games it operates, including both in-house developed games and licensed games. As all these games are hosted on the Group’s servers, the Group has the pricing discretion, and is responsible for the sale and marketing of the games as well as customer services. Fees paid to game developers, distribution channels (app stores) and payment channels are recorded as cost of revenues.

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

(ii)	Tutoring services

The Group offers various types of integrated learning services through Youdao, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. Youdao’s tutoring services consist of online live streaming, other activities during the online live streaming period, as well as the content playback service. The aforementioned services are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s tutoring services are accounted for as a single performance obligation, which is satisfied over the learning period of the students. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that students typically spend time on the courses and other learning behavior patterns to arrive at the best estimates for the estimated learning period for each course based on the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.

(iii)	Online music services

The Group offers online music services through Cloud Music, which mainly include membership subscriptions, sales of digital music album and songs and contents sublicensing on the Group’s online platforms.

The Group offers users membership subscription packages which entitled paying subscriber access to the Group’s relevant music contents and other privileged features on its platforms. The subscription fees for these packages are primarily time-based mainly from weekly to yearly and is collected upfront. The receipt of subscription fees is initially recognised as deferred revenue. The Group satisfies its performance obligations throughout the subscription period and revenue from the membership subscriptions is recognised over time.

The Group also offers users to purchase exclusive digital music albums and songs which can listen both online and offline. The Group considers that the control has been transferred to customer at time of purchase. As a result, the performance obligation is satisfied and revenue is recognised at a point in time.

The Group sublicenses certain of its music contents to other music platforms for a fixed period of one to three years, which generally falls within the original licence period. Sublicense fees are normally collected upfront and is initially recognised as deferred revenue upon receipt. The Group determines sublicense of contents as a single performance obligation, and the revenue from sublicensing of contents is recognised over time throughout the sublicense period.

(iv)	Advertising services

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

For cost per action (“CPA”) advertising arrangements with customers, the Group recognizes revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links.

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

For the year ended December 31, 2019, 2020 and 2021, revenue from rendering adverting services in exchange for non-cash consideration is insignificant.

(v)	E-commerce

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

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrued liabilities and other payables” and “Inventories, net”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2019, 2020 and 2021.

(vi)	Fee-based premium services

Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium live-streaming services, online reading, e-mail and other innovative businesses. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by the Group over the subscription period, during which customers can access the premium online services provided by the Group. Fees collected from customer to be consumed to purchase online services are recognized as revenue when related services are rendered.

The Group generates revenue from the operation of its live streaming platforms whereby users can enjoy live performances provided by the live streaming performers and interact with them. The Group creates and sells virtual items to users so that the users gift them simultaneously to live streaming performers to show their support. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based item, such as privilege titles etc. Under the arrangements with the live streaming performers, the Group shares with them a portion of the revenues derived from the sales of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items. Accordingly, revenue is recognized when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user.

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

Contract assets as of December 31, 2020 and 2021 were not material.

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

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial for the years ended December 31, 2019, 2020 and 2021, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized for the years ended December 31, 2019, 2020 and 2021, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

(f)	Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in Hong Kong and/or China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2020, there were cash at bank and demand deposits with terms of less than three months denominated in U.S. dollars, HK dollars and Euro amounting to approximately US$673.1 million, HK$16.4 million and Euro1.3 million, respectively (equivalent to approximately RMB4,392.0 million, RMB13.8 million and RMB10.7 million, respectively). As of December 31, 2021, there were cash at bank and demand deposits with terms of less than three months denominated in U.S. dollars, HK dollars and Euro amounting to approximately US$398.4 million, HK$91.2 million and Euro4.1 million, respectively (equivalent to approximately RMB2,540.3 million, RMB74.6 million and RMB29.3 million, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2020, there were time deposits denominated in U.S. dollars amounting to approximately US$8,558.0 million (equivalent to approximately RMB55,840.0 million). As of December 31, 2021, there were time deposits denominated in U.S. dollars amounting to approximately US$6,847.0 million (equivalent to approximately RMB43,654.4 million).

As of December 31, 2020 and 2021, the Group had approximately RMB23.6 billion and RMB40.5 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and VIEs, representing 27.2% and 44.4% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2020 and 2021, the Group had a restricted cash balance approximately RMB3,051.4 million and RMB2,878.0 million, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Customer deposit of NetEase Pay accounts	1,722.0	2,091.3
Pledge deposits for short-term bank borrowings	1,295.0	—
Deposit required by the PRC government authorities related to Youdao’s educational services	—	749.8
Others	34.4	36.9
Total	3,051.4	2,878.0

The Group had no other lien arrangements during 2020 and 2021.

(g)	Receivables, net

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

The following table sets out the movements of the allowance for doubtful accounts/expected credit losses for the years ended December 31, 2019, 2020 and 2021 (in thousands):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of year	130,648	77,147	113,253
Provisions	(30,946)	40,600	265,930
Write-offs	(22,555)	(4,494)	(9,201)
Balance at the end of year	77,147	113,253	369,982

(h)	Fair value of financial instruments

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

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments include cash and cash equivalents and time deposits, accounts receivable, prepayments and other current assets, short-term investments, accounts payable, short-term loans, deferred revenue and accrued liabilities and other payables, which the carrying values approximate their fair value. Please see Note 29 for additional information.

(i)	Inventories, net

Inventories, net mainly represent products for the Group’s e-commerce business, are stated at the lower of cost or net realizable value in the consolidated balance sheets. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in “Cost of revenues” in the consolidated statements of operations and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories.

(j)	Investments

Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with an original maturity of less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as “Other income/(expense)”. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 7 and Note 29 for additional information.

Long-term investments

Long-term investments are mainly comprised of equity investments in publicly traded companies, privately-held companies and limited-partnership.

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2019, 2020 and 2021 are recognized in other income/(expense).

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

(k)	Lease

On January 1, 2019, the Group adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of December 31, 2020 and 2021, the Group has no finance leases.

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

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842 on January 1, 2019, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Group’s consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities for the year ended December 31, 2019, 2020 and 2021.

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

Intangible assets and other long-term assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When these events occur, the Group evaluates the impairment for intangible assets and other long-term assets by comparing the carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over the fair value of the assets.

(o)	Goodwill

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

The Group expenses advertising costs as incurred and reports these costs under selling and marketing expense. Advertising expenses totaled approximately RMB1,679.3 million, RMB3,782.1 million and RMB3,762.8 million (US$590.5 million) for the years ended December 31, 2019, 2020, and 2021, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.3726 on the last trading day of 2021 (December 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(r)	Share-based compensation

Under its 2009 Restricted Share Unit Plan and 2019 Restricted Share Unit Plan (see Note 22(a)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. Some of the RSUs issued are to be settled, at the Company’s discretion, in stock or cash upon vesting based on the stock price at grant date. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock only is measured based on the fair value of stock when all conditions to establish the grant date have been met. The compensation cost of RSUs to be settled either in stock or cash at the Company’s discretion is remeasured until the date when settlement in stock or cash is determined by the Company.

The Company records share-based compensation to the consolidated statements of operations and comprehensive income with the corresponding credit to the additional paid-in-capital for share options and RSUs to the extent that such awards are to be settled only in stock.

Certain subsidiaries of the Company granted options exercisable for ordinary shares to certain of the Group’s employees. The options expire four to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Group adopts the binomial option pricing model to determine the fair value of stock options and accounts for share-based compensation cost using an estimated forfeiture rate.

Forfeitures were estimated based on the Group’s weighted average historical forfeiture rate of the past five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 22 for further information regarding share-based compensation assumptions and expense.

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

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax (“EIT”) Law which imposes a withholding income tax of 10% on dividends distributed by an enterprise in China to its non-resident enterprise investors. A lower withholding income tax rate of 5% is applied if the non-resident enterprise investor is registered in Hong Kong with at least 25% equity interest in the PRC enterprise and meets the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong.

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

The Group reports tax-related interest expense and penalty in “Other, net” in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2019, 2020 and 2021.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2021.

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

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiaries to certain investors (see Note 19), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these redeemable interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The Group accreted the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the earliest redemption date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

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

The Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements is set out in detail under Note 28.

(aa)	Dividends

Dividends of the Company are recognized when declared.

(bb)Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes-Simplifying the Accounting for Income Taxes (Topic 740)”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Group adopted this new standard effective January 1, 2021 with no material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Group adopted this new standard effective January 1, 2021 with no material impact on its consolidated financial statements.

(cc)	Recently issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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

The following tables set forth the statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

For the year ended
December 31, 2019***
RMB
Net revenues	10,571,406
Cost of revenues	(9,620,388)
Gross profit	951,018
Operating expenses:
Selling and marketing expenses	(1,258,413)
General and administrative expenses	(79,985)
Research and development expenses	(326,127)
Total operating expenses	(1,664,525)
Operating loss	(713,507)
Other expenses	(69,282)
Loss from discontinued operations	(782,789)
Income tax	(5,857)
Loss from discontinued operations, net of tax	(788,646)
Gains on disposal, net of tax	8,751,165
Net income from discontinued operations	7,962,519

For the year ended
December 31, 2019***
RMB
Net cash provided by discontinued operating activities	305,487
Net cash used in discontinued investing activities	(832,252)

*** Included financial results of discontinued operations from January 1, 2019 to September 6, 2019.

4.	Acquisition

Major acquisition in 2020

In 2020, the Group acquired an additional 33.1% equity interest of a previously held equity investment with total cash consideration of RMB168.3 million. Upon the acquisition, the Group increased its equity interest in this investment from 30.0% to 63.1%, and accounted for it as a consolidated subsidiary of the Group. A gain of RMB130.1 million in relation to the revaluation of the previously held equity interests was recorded in “Investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the year ended December 31, 2020.

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

Acquisition in 2021

In 2021, the Group completed several acquisitions to complete its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s acquisitions in 2021 are summarized in the following table (in thousands):

Amounts
RMB
Net assets acquired	76,132
Amortizable intangible assets (i)
Trademark	64,662
Other identified intangible assets	13,750
Deferred tax liabilities	(13,293)
Goodwill	276,463
Redeemable noncontrolling interests	(106,368)
Total	311,346
(i)

Trademarks and other identified intangible assets acquired in the acquisitions are included in “Copyrights, licenses, domain names, trademark and technology”, of which impairment loss of RMB56.8 million for the year ended December 31, 2021 was recognised.

In relation to the revaluation of the previously held equity interests, a loss of RMB2.5 million was recorded in “Investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the year ended December 31, 2021.

No significant acquisition incurred for the year ended December 31, 2019. Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2019, 2020 and 2021, either individually or in aggregate.

5.	Concentrations and Risks
(a)	Server and bandwidth service provider

The Group relied on telecommunications service providers and their affiliates for server and bandwidth service to support its operations during fiscal years 2019, 2020 and 2021 as follows:

	For the year ended December 31,
	2019	2020	2021
Total number of telecommunications service providers	79	87	135
Number of service providers provided by 10% or more of the Group’s server and bandwidth service expenditure	2	3	4
Total% of the Group’s server and bandwidth service expenditure provided by 10% or greater service providers	56.3%	62.3%	67.2%

(b)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2020 and 2021, substantially all of the Group’s cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management considers being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services (mainly related to remittances from distribution channels) and advertising services.

One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2020 and 2021, respectively as follows:

	December 31,	December 31,
	2020	2021
Distribution channel A	24.5%	20.2%

Short-term investments consist of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 2.25% to 4.40% per annum. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)	Major customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2019, 2020 and 2021.

(d)	Online games

The Group derived 36.8%, 33.1% and 29.2% of its total net revenues from its top 5 online games for the years ended December 31, 2019, 2020 and 2021, respectively.

Additionally, 71.4%, 71.9% and 70.4% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2019, 2020 and 2021, respectively.

6.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Guarantee payment made to Blizzard - royalty fees	334,760	319,210
Prepayment for royalties, revenue sharing cost	2,371,822	2,635,766
Receivable due from Alibaba	1,360,279	837,148
Interest and other operating income receivable	682,328	676,714
Prepayments of content and marketing cost and other operational expenses	545,943	826,220
Prepayment for sales tax and deductible value added tax	477,103	483,397
Bridge loans in connection with ongoing investments	6,469	41,835
Deposits	62,786	86,621
Employee advances	74,325	67,848
Advance to suppliers	60,444	134,712
Others	100,284	126,386
	6,076,543	6,235,857

In accordance with the license agreements of World of Warcraft®, the StarCraft® II series, Hearthstone®, Heroes of the Storm®, Diablo® III and Overwatch®, the Group made certain guarantee payments to Blizzard on behalf of Shanghai EaseNet for the minimum guaranteed royalties as of December 31, 2020 and 2021. The guarantee amounts will be released to the Group when actual royalties are paid by Shanghai EaseNet to Blizzard.

As of December 31, 2020 and 2021, prepayments for royalties and revenue sharing cost mainly represented prepaid royalties or revenue sharing cost related to operations of licensed PC and mobile games.

Balance of receivable from Alibaba represents receivable for disposal of Kaola which was expected to receive in one year.

The amount of employee advances listed above included staff housing loan balances of RMB37.2 million and RMB29.2 million repayable within 12 months from December 31, 2020 and 2021, respectively (see Note 12). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2020 and 2021.

7.	Short-term Investments

As of December 31, 2020 and 2021, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2021, the effective yields of short-term investments ranged from 2.25% to 4.40% per annum (2020: 2.52% to 4.10% per annum).

The following is a summary of short-term investments (in thousands):

December 31, 2020
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	13,095,780	177,246	13,273,026

December 31, 2021
		Unrealized	Estimated
	Cost	Gains/(Losses)	Fair Value
	RMB	RMB	RMB
Short-term investments	12,081,868	199,680	12,281,548

During the years ended December 31, 2019, 2020 and 2021, the Group recorded investment income related to short-term investments of RMB657.6 million, RMB580.7 million and RMB639.8 million in the consolidated statements of operations and comprehensive income, respectively.

8.	Property, Equipment and Software

The following is a summary of property, equipment and software (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Building and decoration	2,941,233	3,676,626
Leasehold improvements	191,825	287,510
Furniture, fixtures, office and other equipments	231,194	339,791
Vehicles	83,909	98,651
Servers and computers	4,546,503	5,417,716
Software	207,041	237,550
Construction in progress	784,375	653,239
	8,986,080	10,711,083

Less: accumulated depreciation	(4,436,137)	(5,277,225)

Net book value	4,549,943	5,433,858

Depreciation expense was RMB1,119.1 million, RMB1,113.0 million and RMB928.5 million for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the construction in progress balance were mainly comprised of construction of buildings in Hangzhou, Guangzhou, Jiangxi and Shanghai that have not yet been placed in service for the Group’s intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

9.	Land Use Rights

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2020 and 2021, the Group obtained the land use rights in Shanghai and Hangzhou from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Cost	4,402,470	4,415,809
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(209,213)	(292,719)
Land use right, net	4,178,257	4,108,090

The total amortization expense for each of the years ended December 31, 2019, 2020 and 2021 amounted to approximately RMB72.2 million, RMB84.7 million and RMB87.4 million, respectively.

10.      Leases

The Group has operating leases for corporate offices, warehouses and retail stores. In addition, upon the adoption of ASC 842, land use rights, net with total carrying amount of RMB4,178.3 million and RMB4,108.1 million (Note 9) were identified as operating lease right-of-use assets as of December 31, 2020 and 2021, respectively.

The Group’s leases have remaining lease terms of 1 months to 69 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

The following table provides information related to the Group’s operating leases (in thousands):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost (i)	360,383	433,412	580,375
Cash paid for amounts included in the measurement of operating lease liabilities	284,969	323,836	503,127
Right-of-use assets obtained in exchange for operating lease obligations	179,350	658,168	763,919
(i)	Included short-term lease cost of RMB65.6 million, RMB27.6 million and RMB31.4 million and amortization expenses of land use rights of RMB72.2 million, RMB84.7 million and RMB87.4 million for the year ended December 31, 2019, 2020 and 2021, respectively.

The following table provides a summary of the Group’s operating lease terms and discount rates as of December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
Weighted average remaining lease term	2.27 years	2.84 years
Weighted average discount rate	4.16%	3.95%

Maturities of operating lease liabilities as of December 31, 2021 were as follows (in thousands):

RMB
2022	343,575
2023	252,308
2024	198,090
2025	131,987
2026	93,725
Thereafter	150,477
Total operating lease payments	1,170,162
Less: imputed interest	(103,636)
Total	1,066,526

11.	Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Investments in equity method investees	1,621,327	3,776,245
Equity investments with readily determinable fair values	3,743,590	5,886,911
Equity investments without readily determinable fair values	6,333,746	8,802,976
Investments accounted for at fair values	—	194,280
Debt investments	12,596	144,490
	11,711,259	18,804,902

(a)	Investments in equity method investees

The Group recorded equity share of earnings of RMB4.3 million, RMB172.5 million and RMB1,575.5 million for the years ended December 31, 2019, 2020, and 2021, respectively, which was included in “Investment income, net” in the consolidated statements of operations and comprehensive income. Significant equity method investments are summarized as follows.

(1)	In August 2013, the Group established a joint venture with China Telecom Corp. Ltd. (“China Telecom”), Zhejiang Yixin Technology Co., Ltd. (formerly known as Hangzhou Yixin Technology Co., Ltd.) (“Yixin”) to launch “YiChat”, a proprietary social instant messaging application for smart phones. The Group contributed RMB200.0 million cash in exchange for a 27.0% equity interest in Yixin. In July 2015, the Group increased its equity shares in Yixin to 35.0% with a cash consideration of approximately RMB127.5 million.
(2)	As of December 31, 2020, the Group invested an aggregated cash consideration of RMB897.2 million in three limited partnerships as a limited partner, and in 2021, the Group further contributed RMB54.2 million, RMB42.5 million and RMB310.0 million cash in these three limited partnerships, respectively. In addition, the Group contributed RMB211.8 million and RMB127.6 million cash in another two limited partnerships as a limited partner, respectively. The objectives of these limited partnerships are to engage in investment in online game business. The Group accounted such investments under the equity method.
(b)	Equity investments with readily determinable fair values

As of December 31, 2021, equity investments with readily determinable fair values included RMB2,111.4 million invested in shares of AppLovin Corporation, RMB1,356.7 million invested in shares of Alibaba, RMB618.7 million invested in shares of Devolver Digital, Inc., RMB559.0 million invested in shares of Shenzhen Transsion Holding Limited, RMB534.8 million invested in shares of Embracer Group AB (publ), RMB498.4 million invested in shares of Huatai Securities Company Limited (“Huatai”), and RMB208.0 million invested in shares of tinyBuild Inc. The Group recorded fair value gain of RMB763.2 million, RMB720.6 million and RMB91.1 million related to the equity investments with readily determinable fair value for the year ended December 31, 2019, 2020 and 2021, respectively.

The Group also received cash dividends of RMB12.7 million, RMB12.7 million and RMB18.9 million from Huatai for the years ended December 31, 2019, 2020 and 2021, respectively.

(c)	Equity investments without readily determinable fair value

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the year ended December 31, 2019, 2020 and 2021, nil, nil and RMB380.8 million upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions were recognized as “Investment income/(losses), net” in the consolidated statements of operations and comprehensive income, respectively.

The Group recognized a gain of RMB86.1 million, RMB36.1 million and RMB172.5 million related to the disposal of the Group’s investments in equity securities without readily determinable fair value as “Investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group recognized impairment provision of RMB168.4 million, RMB55.6 million and RMB19.2 million related to certain of the equity investments without readily determinable fair value as “Investment income/(losses), net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

12.	Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Copyrights, licenses, domain names, trademark and technology	4,125,433	2,617,164
Long-term receivable	84,849	58,366
Long-term interest receivables	113,006	98,594
Goodwill	318,943	595,280
Staff housing loans	63,531	55,275
Non-current deposits	166,210	150,666
Others	236,710	433,111
	5,108,682	4,008,456

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

Goodwill

	December 31,	December 31,
	2020	2021
	RMB	RMB
Beginning balance	—	318,943
Additions	318,943	276,337
Ending balance	318,943	595,280

For the years ended December 31, 2020 and 2021, the Group performed impairment tests using the qualitative and quantitative method and concluded that the goodwill was not impaired as at December 31, 2020 and 2021, therefore, no provision was recorded.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 1.5% to 4.75% per annum for the years ended December 31, 2020 and 2021. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2020 and 2021 amounted to approximately RMB37.2 million and RMB29.2 million, respectively. The amount are reported under “Prepayments and other current assets” in the consolidated balance sheets (see Note 6).

13.	Taxation
(a)	Income taxes

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. For the years ended December 31, 2019, 2020 and 2021, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the EIT Law, Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.

Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2019, 2020 and 2021. In 2019 and 2020, Boguan, NetEase Hangzhou and certain other PRC subsidiaries were also qualified as a Key Software Enterprise to enjoy preferential tax rate of 10% for 2018 and 2019. The related tax benefit was recorded in 2019 and 2020, respectively. The Key Software Enterprise status is subject to review by the relevant authorities every year. In 2021, no subsidiaries were qualified as a Key Software Enterprise for 2020.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2019, 2020 and 2021 (in thousands except per share data):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	1,665,199	1,969,414	2,238,907
Earnings per share effect, basic	0.52	0.60	0.67
Earnings per share effect, diluted	0.51	0.59	0.66

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2019, 2020 and 2021 (in thousands):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expense	2,764,097	2,953,670	3,720,321
Deferred tax expense	150,629	88,179	407,948
Income tax expenses	2,914,726	3,041,849	4,128,269

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(2.8)	(1.9)	(2.7)
Effect due to different tax rates applicable to overseas entities	(0.9)	(0.5)	(1.8)
Effect of lower tax rate applicable to Software Enterprises, Key Software Enterprise and HNTEs	(13.6)	(16.5)	(10.1)
Change in valuation allowance	4.9	6.8	3.9
Effect of withholding income tax (d)	5.2	6.9	5.3
Effective income tax rate	17.8	19.8	19.6

As of December 31, 2021, certain entities of the Group had net operating tax loss carry forwards as follows (in thousands):

RMB
Loss expiring in 2022	689,266
Loss expiring in 2023	3,335,068
Loss expiring in 2024	3,243,489
Loss expiring in 2025	2,864,732
Loss expiring after 2026	3,919,521
14,052,076

Full valuation allowance was provided on the related deferred tax assets as the Group’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)	Sales tax

Pursuant to the provision regulation of the PRC on VAT and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to VAT at a rate of 6% from revenues earned from services provided or 16% from sales of general goods, which was reduced to 13% effective from 1 April, 2019.

(c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2020 and 2021 (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Deferred revenue, primarily for advanced payments from online games customers	624,565	776,719
Accruals	547,591	641,198
Depreciation of fixed assets	6,911	11,557
Amortization of intangible assets	6,623	4,331
Net operating tax loss carry forward	3,156,923	3,513,019
	4,342,613	4,946,824
Less: valuation allowance	(3,255,854)	(3,648,870)
Total	1,086,759	1,297,954

	December 31,	December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	621,204	1,257,552
Others	92,235	88,322
Total	713,439	1,345,874

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

	Balance at	Provision/(Write-off)	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2019	1,269,615	879,264	2,148,879
2020	2,148,879	1,106,975	3,255,854
2021	3,255,854	393,016	3,648,870

(d)	Withholding income tax

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

The Group accrued RMB846.6 million, RMB1,056.9 million and RMB1,124.4 million (US$176.4 million) withholding tax liabilities associated with all of its earnings expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes in 2019, 2020 and 2021, respectively. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2019, 2020 and 2021.

As of December 31, 2020 and 2021, there were approximately RMB1,110.9 million and RMB1,104.2 million (US$173.3 million) unrecognized deferred tax liabilities related to undistributed earnings of the Group’s PRC subsidiaries, respectively. And the Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

14.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2020 and 2021 (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Sales Tax payable	683,763	681,815
Withholding individual income taxes for employees	237,681	263,845
EIT payable	3,286,392	3,459,307
Others	74,999	132,083
	4,282,835	4,537,050

15.	Short-term Loans

As of December 31, 2020 and 2021, the short-term loans balances represent short-term loan arrangements with banks which were repayable within a maturity term ranging from one week to one year and charged at a fixed interest rates ranging 0.55% and 3.45% per annum. As of December 31, 2020 and 2021, the weighted average interest rate for the outstanding short-term loans was approximately 0.86% and 0.79%, respectively. The short-term loans are denominated in US$, EUR, GBP, CAD, JPY, SEK or CNY.

As of December 31, 2020, certain short-term loans were secured by RMB deposits of the Group in onshore branches of the banks in the amount of RMB1,295.0 million, which was recognized as restricted cash (see Note 2(f)).

On August 9, 2018, the Group entered into a three-year US$500 million syndicated facility agreement with a group of four mandated lead arrangers and bookrunners. The facility is priced at 95 basis points over London interbank offered rate (“LIBOR”) and has a commitment fee of 0.20% on the undrawn portion. There were US$500.0 million and nil of borrowings outstanding under the syndicated facility as of December 31, 2020 and 2021. This syndicated facility agreement was expired on August 9, 2021.

In 2021, the Group also entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As of December 31, 2021, US$1,503.9 million of such credit facilities has not been utilized.

In 2021, the Group also entered into several guarantee agreements in the aggregate amount of US$1,730.0 million in respect of certain credit facilities taken by its subsidiaries. As at December 31, 2021, US$621.7 million of such credit facilities had not been utilized.

16.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid points sold, unamortized mobile game in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2021, the additions to the deferred revenue balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the deferred revenue balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business. During the year ended December 31, 2020 and 2021, RMB8,149.2 million and RMB10,513.0 million of revenues recognized were included in the deferred revenue balance at the beginning of the year, respectively.

As of December 31, 2021, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB12,407.2 million, which includes the deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize RMB12,132.7 million as revenue over the next 12 months, and the remaining unsatisfied performance obligations expected to be recognized thereafter was recognized in other long-term liabilities. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers and estimated breakage for online points.

17.      Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2020 and 2021 (in thousands):

	December 31,	December 31,
	2020	2021
	RMB	RMB
Customer deposits on NetEase Pay accounts	1,911,841	2,388,546
Marketing expenses and promotion materials	1,440,661	1,857,133
Accrued fixed assets related payables	340,725	706,583
Server and bandwidth service fees	150,614	264,513
Accrued revenue sharing	729,688	1,176,349
Content cost	1,293,598	838,293
Professional fees and technical charges	491,895	608,752
Accrued freight and warehousing charge	61,611	84,490
Administrative expenses and other staff related cost	293,693	399,753
Deferred government grants	3,700	174,241
Others	288,793	527,855
	7,006,819	9,026,508

18.Long-term loans

On June 2, 2021, the Group entered into a five-year term loan facility and revolving loan facility agreement with aggregate commitments of US$1.0 billion. The facility is priced at 85 basis points per annum over LIBOR and has a commitment fee of 0.20% on the undrawn portion. There were US$200.0 million of borrowings outstanding under the syndicated facility as of December 31, 2021 with no pledge. The Group was subject to certain covenants under the syndicated facility agreement and was in compliance with these covenants as of December 31, 2021.

19.	Noncontrolling Interests and Redeemable Noncontrolling Interests

Cloud Music

In 2018 and 2019, Cloud Music issued preferred shares (“Cloud Music Preferred Shares”) to certain investors for an aggregated cash consideration of US$716.3 million and US$711.6 million, respectively.

In 2020, pursuant to the agreements entered between one of the redeemable noncontrolling interest and Cloud Music, Cloud Music repurchased this redeemable noncontrolling interest at a cash consideration of US$66.3 million. The Group accounted for the repurchase as an equity transaction, no gains or losses were recognized from the repurchase. The excess of the consideration transferred over the carrying amount of the redeemable noncontrolling interests surrendered, amounting to RMB207.0 million was recognized as a deemed dividend to preferred shareholders, among which RMB204.7 million attributable to the Company’s shareholders also reduces the numerator for EPS calculation.

The Cloud Music Preferred Shares were entitled to certain preferences and privileges with respect to redemption. The Group determined that the preferred shares should be classified as redeemable noncontrolling interests since they are contingently redeemable upon the occurrence of a conditional event or a deemed redemption event, which is not solely within the control of the Group. The redemption price equals to the net initial investment amount plus annual interests, if any. Upon completion of the IPO of Cloud Music in December 2021, all Cloud Music Preferred Shares held by external preferred shareholders were automatically re-designated and converted on a one-for-one basis into ordinary shares of Cloud Music.

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

20.	Capital Structure

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

21.	Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2019, 2020 and 2021 (in millions):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Contributions to medical and pension schemes	903.4	769.4	1,463.8
Other employee benefits	631.8	766.8	1,044.5
	1,535.2	1,536.2	2,508.3

22.	Share-based Compensation

For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized were RMB2,404.1 million, RMB2,663.5 million and RMB3,041.5 million, respectively. The table below presents a summary of the Group’s share-based compensation cost (in thousands):

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	758,810	794,855	833,389
Selling and marketing expenses	84,920	102,300	118,611
General and administrative expenses	797,120	929,013	1,105,547
Research and development expenses	763,239	837,321	983,945
	2,404,089	2,663,489	3,041,492

(a)	Restricted share units plan

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

The Group recognizes share-based compensation cost related to RSUs in the consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the Group’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

As of December 31, 2021, total unrecognized compensation cost related to unvested awards under the 2009 Plan and the 2019 Plan, adjusted for estimated forfeitures, was US$416.7 million (RMB2,655.6 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2021, the weighted average remaining vesting periods was 2.21 years.

Restricted Share Unit Award Activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2019, 2020 and 2021:

		Weighted average
		grant date fair
	Number of RSUs	value
	(in thousands)	US$
Outstanding at January 1, 2019	12,125	52.02
Granted	8,815	46.30
Vested	(5,910)	51.22
Forfeited	(955)	48.82
Outstanding at December 31, 2019	14,075	49.00

Outstanding at January 1, 2020	14,075	49.00
Granted	6,269	68.35
Vested	(5,832)	48.02
Forfeited	(416)	54.47
Outstanding at December 31, 2020	14,096	57.85

Outstanding at January 1, 2021	14,096	57.85
Granted	4,579	110.19
Vested	(5,067)	58.02
Forfeited	(612)	75.29
Outstanding at December 31, 2021	12,996	75.40

The aggregate intrinsic value of RSUs outstanding as of December 31, 2021 was US$1,322.7 million. The intrinsic value was calculated based on the Company’s closing stock price of US$101.78 per ADS as of December 31, 2021.

The Company’s practice is to issue new shares or utilize treasury stock upon vesting of RSUs. The number of shares available for future grant under the Company’s 2019 RSU Plan was 282,261,685 as of December 31, 2021.

(b)	Other Share Incentive Plan

Certain of the Company’s subsidiaries have adopted stock option plans, which allow the related subsidiaries to grant options to certain employees of the Group. The options expire in four to ten years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in three, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date. But for certain share options granted with vesting conditions outside the Group’s control, no expenses will be recorded until the occurrence of the vesting conditions when the Group determine that it is probable that the vesting conditions will be satisfied.

The Group has used the binomial model to estimate the fair value of the options granted. For the years ended December 31, 2019, 2020, and 2021, RMB56.2 million, RMB117.7 million and RMB528.2 million compensation expenses were recorded for the share options granted.

As of December 31, 2021, there were approximately RMB28.1 million unrecognized share-based compensation expenses related to share options for which the service condition had been met and are expected to be recognized when the vesting conditions are achieved.

23.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
Numerator (RMB in thousands):
Net income from continuing operations attributable to NetEase, Inc’s shareholders	13,274,997	12,062,754	16,856,842
Net income from discontinued operations attributable to NetEase, Inc’s shareholders	7,962,519	—	—
Net income attributable to NetEase, Inc.’s shareholders for basic/dilutive net income per share calculation	21,237,516	12,062,754	16,856,842

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,220,473	3,305,448	3,325,864
Dilutive effect of restricted share units	29,499	44,311	41,614
Weighted average number of ordinary shares outstanding, diluted	3,249,972	3,349,759	3,367,478
Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, basic (RMB)	4.12	3.65	5.07
Net income per share from discontinued operations attributable to NetEase, Inc’s shareholders, basic (RMB)	2.47	—	—
Net income per share, basic (RMB)	6.59	3.65	5.07
Net income per share from continuing operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	4.08	3.60	5.01
Net income per share from discontinued operations attributable to NetEase, Inc’s shareholders, diluted (RMB)	2.45	—	—
Net income per share, diluted (RMB)	6.53	3.60	5.01

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2019, 2020 and 2021, RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 11.4 million shares, 6.0 million shares and 6.7 million shares, respectively.

24.	Commitments and Contingencies
(a)	Commitments

As of December 31, 2021, future minimum payment for server and bandwidth service fee commitments, capital commitments, royalties and other expenditures commitments related to licensed contents, including the royalties and minimum marketing expenditure commitment for the games licensed by Blizzard, as well as other commitments related to office machines and services purchases, were as follows (in thousands):

	Server and		Royalties and
	Bandwidth		Expenditure for	Office Machines
	Service Fee	Capital	Licensed Content	and Other
	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2022	567,587	1,351,873	2,137,667	267,365	4,324,492
2023	443,086	974,206	1,410,615	41,017	2,868,924
2024	333,939	28,612	2,542	13,214	378,307
2025	131,968	75,151	242	178	207,539
Beyond 2025	153,778	—	859,154	—	1,012,932
	1,630,358	2,429,842	4,410,220	321,774	8,792,194

(b)	Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

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

25.	Dividends

Quarterly Dividend Policy

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the Company’s board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties. Prior to the Company’s current dividend policy, the Company’s board of directors determined that quarterly dividends for each quarter in 2019, 2020 and 2021 at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in that fiscal quarter. The Company’s board of directors also approved an additional special dividend of US$0.69 per ADS in the third quarter of 2019.

Dividends are recognized when declared. There is no significant dividend payable as of December 31, 2020 and 2021, respectively. The cash dividend declared related to the net profits of fiscal year 2020 and fiscal year 2021 was RMB3,614.8 million and RMB4,931.0 million (US$773.8 million) in total, respectively.

26.	Share Repurchase Programs

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

In November 2019, the Company announced that its board of directors has approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months. Under the terms of this program, the Company may repurchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of expiration date of the program, approximately 198,000 Youdao’s ADSs had been purchased for approximately US$3.4 million under this program.

In February 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. On May 19, 2020, the Company announced that its board of directors approved an amendment to its share repurchase program, authorizing the repurchase of up to an additional US$1.0 billion of the Company’s outstanding ADSs. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of expiration date of the program, the Company has repurchased approximately 22.8 million ADSs (equivalent to 114.0 million ordinary shares) for approximately US$1,820.1 million under this program.

In February 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. In August 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of December 31, 2021, the Company has repurchased approximately 18.5 million ADSs (equivalent to 92.4 million ordinary shares) for approximately US$1,779.1 million under this program.

In August 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2021, approximately 0.6 million ADSs had been purchased under this program for a total cost of US$8.2 million.

27.	Related Party Transactions

The Group had no material transactions with related parties for the year ended December 31, 2019, 2020 and 2021, and no material related parties’ balances as of December 31, 2020 and 2021.

28.	Segment Information
(a)	Description of segments

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

Effective in the fourth quarter of 2021, the Group changed its segment disclosure to separately report the results of Cloud Music. As a result, the Group now reports segments as online game services, Youdao, Cloud Music and innovative businesses and others. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.

(b)	Segment data

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2019, 2020 and 2021. The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2019, 2020 and 2021 (in thousands).

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues:
Online game services	46,422,640	54,608,717	62,806,453
Youdao	1,304,883	3,167,515	5,354,357
Cloud Music	2,318,390	4,895,731	6,997,622
Innovative businesses and others	9,195,232	10,995,170	12,447,594
Total net revenues	59,241,145	73,667,133	87,606,026

Cost of revenues:
Online game services	(16,974,234)	(19,847,846)	(22,101,116)
Youdao	(934,261)	(1,713,229)	(2,448,146)
Cloud Music	(3,375,104)	(5,491,066)	(6,854,948)
Innovative businesses and others	(6,402,246)	(7,631,590)	(9,231,015)
Total cost of revenues	(27,685,845)	(34,683,731)	(40,635,225)

Gross profit:
Online game services	29,448,406	34,760,871	40,705,337
Youdao	370,622	1,454,286	2,906,211
Cloud Music	(1,056,714)	(595,335)	142,674
Innovative businesses and others	2,792,986	3,363,580	3,216,579
Total gross profit	31,555,300	38,983,402	46,970,801

The following table set forth the disaggregation of net revenues by timing of revenue recognition for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
A point in time	12,162,904	15,911,575	19,581,668
Over time	47,078,241	57,755,558	68,024,358
Total Net revenue	59,241,145	73,667,133	87,606,026

The following table presents the total depreciation expenses of property and equipment by segment for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Online game services	256,181	258,357	251,526
Youdao	6,076	7,239	9,330
Cloud Music	7,393	6,878	3,827
Innovative businesses and others	211,457	201,636	141,696
Total depreciation expenses of property and equipment	481,107	474,110	406,379

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

29.	Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2020 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other
		for Identical	Observable
		Assets	Inputs
	Total	(Level 1)	(Level 2)
Equity investments with readily determinable fair values	3,743,590	3,743,590	—
Short-term investments	13,273,026	—	13,273,026
Total	17,016,616	3,743,590	13,273,026

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2021 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equity investments with readily determinable fair values	5,886,911	5,886,911	—	—
Short-term investments	12,281,548	—	12,281,548	—
Investments accounted for at fair values	194,280	—	—	194,280
Total	18,362,739	5,886,911	12,281,548	194,280

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2020 and 2021, certain equity investments without determinable fair value (Note 11) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB55.6 million and RMB19.2 million incurred and recorded in earnings for the years then ended.

30.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB13.3 billion, or 13% of the Company’s total consolidated net assets, as of December 31, 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.