Form 20-F
period 2024-12-31
NetEase, Inc.
filed 2025-04-15
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

3,167,959,016 ordinary shares, par value US$0.0001 per share.

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

☐ Yes ☐ No

i

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00:RMB7.2993 on the last trading day of 2024 (December 31, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conventions that Apply to This Annual Report on Form 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2009 RSU Plan” are to our 2009 Restricted Share Unit Plan adopted in November 2009;
●	“2019 Share Plan” are to our Amended and Restated 2019 Share Incentive Plan adopted in October 2019 and amended and restated in February 2023;
●	“ADSs” are to the American depositary shares, each of which represents five ordinary shares;
●	“Blizzard” are to Blizzard Entertainment, Inc., a division of Activision Blizzard, which was acquired by Microsoft;
●	“Boguan” are to Guangzhou Boguan Telecommunication Technology Co., Ltd., a company established under PRC laws;
●	“CAC” are to the Cyberspace Administration of China;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by HKSCC;
●	“CCGs” are to collectible card games;
●	“China” or the “PRC” are to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority and other legal, tax or finance matters in this annual report, such terms exclude Taiwan, Hong Kong and Macau (also referred to as “China mainland” or “Chinese mainland” in this annual report);
●	“CSRC” are to the China Securities Regulatory Commission;
●	“GAPP” are to the General Administration of Press and Publication of China, currently known as the NPPA;
●	“Guangzhou NetEase” are to Guangzhou NetEase Computer System Co., Ltd., a company established under PRC laws;
●	“Hangzhou Leihuo” are to Hangzhou NetEase Leihuo Technology Co., Ltd. (formerly named Hangzhou NetEase Leihuo Network Co., Ltd.), a company established under PRC laws;
●	“Hangzhou NetEase Cloud Music” are to Hangzhou NetEase Cloud Music Technology Co., Ltd., a company established under PRC laws;
●	“Hangzhou Yuedu” are to Hangzhou Yuedu Technology Co., Ltd., a company established under PRC laws;
●	“HFCAA” are to the Holding Foreign Companies Accountable Act;
●	“HK$” or “HK dollars” are to the legal currency of Hong Kong;
●	“HKSCC” are to Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“HNTEs” are to High and New Technology Enterprises;

●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Hong Kong NetEase” are to Hong Kong NetEase Interactive Entertainment Limited, a company incorporated under Hong Kong laws;
●	“ICP(s)” are to internet content provider(s);
●	“in-house developed games” are primarily to games developed solely by our game development teams as well as, in some instances, games co-developed with our collaboration partners;
●	“MAUs” for Youdao are to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month (duplicate access to different products and services is not eliminated from the calculation) for a specific period with respect to each of Youdao’s products and services (except for smart devices). MAUs for Youdao are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access Youdao’s products and services using more than one device and multiple users may access our services using the same device;
●	“MMORPGs” are to massively multi-player online role-playing games;
●	“MII” and later “MIIT” are to the Ministry of Information Industry of China, which later became the Ministry of Industry and Information Technology of China;
●	“MST” are to the Ministry of Science and Technology of China;
●	“MOC” and later “MOCT” are to the Ministry of Culture of China which later became the Ministry of Culture and Tourism of China;
●	“MOE” are to the Ministry of Education of China;
●	“MOFCOM” are to the Ministry of Commerce of China;
●	“NCIIC” are to the Ministry of Public Security’s National Citizen Identity Information Center of China;
●	“NDRC” are to the National Development and Reform Commission of China;
●	“NetEase Cloud Music” are to NetEase Cloud Music Inc. (formerly named Cloud Village Inc. and Cloud Music Inc.), a company incorporated under Cayman Islands laws, and listed on the Hong Kong Stock Exchange under the stock code “9899” in December 2021 and a majority-controlled subsidiary of our company; and when italicized are to NetEase Cloud Music Inc.’s music streaming platform or brand;
●	“NetEase Hangzhou” are to NetEase (Hangzhou) Network Co., Ltd., a company established under PRC laws;
●	“NMT” are to neural machine translation;
●	“NPPA” are to the National Press and Publication Administration of China;
●	“NRTA” are to the National Radio and Television Administration of China;
●	“OCR” are to optical character recognition;

●	“our company” are to NetEase, Inc., which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our China mainland subsidiaries and (ii) contractual arrangements with the variable interest entities, or the VIEs, based in China mainland. This structure entails unique risks to investors, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure” for additional information;
●	“R&D” are to research and development;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“RPGs” are to role-playing games;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the U.S. Public Company Accounting Oversight Board;
●	“SAFE” are to the State Administration of Foreign Exchange of China;
●	“SAIC” are to the State Administration for Industry and Commerce of China, currently known as SAMR;
●	“SAMR” are to the State Administration for Market Regulation of China;
●	“SAPPRFT” are to the State Administration of Press, Publication, Radio, Film and Television of China, formerly the General Administration of Press and Publication of China and the State Administration of Radio, Film and Television of China, and since March 2018 has been reformed and became the National Radio and Television Administration and the National Press and Publication Administration (National Copyright Administration);
●	“SARFT” are to the State Administration of Radio, Film and Television of China;
●	“SCIO” are to the State Council Information Office of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of shares and, where the context requires, ADSs;
●	“share(s)” or “ordinary share(s)” are to ordinary share(s) of our company with par value of US$0.0001 per share;
●	“SLGs” are to simulation games;
●	“STA” are to the State Taxation Administration of China;
●	“State Council” are to the State Council of China;
●	“US$,” “dollars” and “U.S. dollars” are to the legal currency of the United States;
●	“U.S. Exchange Act” or “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“we,” “us,” “our,” “NetEase” or “NetEase group” are to NetEase, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China mainland, including, but not limited to, Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and Hangzhou Yuedu; all of the VIEs are domestic companies incorporated in China mainland in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure” for an illustrative diagram of our corporate structure;
●	“Youdao” are to Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol “DAO” in October 2019 and a majority-controlled subsidiary of our company;
●	“Youdao Computer” are to Beijing NetEase Youdao Computer System Co., Ltd., a company established under PRC laws; and
●	“Youdao Information” are to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company established under PRC laws.

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

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including:

●	the risk that the online game market, including mobile games and PC games, will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games or expansion packs and other improvements to such existing games do not become as popular as management anticipates;
●	the risk that we will not be successful in our product diversification efforts, including the expansion of our mobile and other games into overseas markets, our entry into strategic licensing arrangements and the expansion of our streaming music offerings and online education services;
●	the risk of changes in government regulation of the online game, online education, online music, live streaming, e-commerce or online advertising markets in China or other markets where we operate that limit future growth of our revenues or cause our revenues to decline;
●	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;
●	the risk that we will not be able to control our expenses in future periods;
●	the risks related to governmental uncertainties (including possible changes in the effective tax rates applicable to us and our subsidiaries and affiliates and our ability to receive and maintain approvals of the preferential tax treatments), general competition and price pressures in the marketplace;
●	the risks related to economic uncertainty and capital market disruption, which are significantly impacted by rising inflation and geopolitical instability;

●	the risks related to the expansion of our businesses and operations internationally;
●	the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and
●	other risks outlined in our filings with the SEC.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I.

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities

NetEase, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in China mainland, or China mainland subsidiaries, and (ii) contractual arrangements with the VIEs based in China mainland. Under current PRC laws, investors may not hold equity interests in our operating companies incorporated or based in China mainland. Our online games, music streaming, online intelligent learning services and internet content services businesses in China mainland have been conducted through the applicable VIEs in order to comply with the laws and regulations of China mainland, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in China mainland through the VIEs, and rely on contractual arrangements among NetEase, Inc., our China mainland subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 86.4%, 87.7% and 87.2%, respectively, of our total net revenues. Total assets of the VIEs, excluding amounts due from other companies in the NetEase group, represented 7.1% and 6.1% of our consolidated total assets as of December 31, 2023 and 2024, respectively. As used in this annual report, “our company” refers to NetEase, Inc., whereas “we,” “us,” “our,” “NetEase” or “NetEase group” refers to NetEase, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China mainland. All of the VIEs are domestic companies incorporated in China mainland in which we do not have any equity ownership, but their financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs or ordinary shares are not purchasing equity interests in the VIEs in China mainland but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands.

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

These contractual arrangements among NetEase, Inc., our subsidiaries, the VIEs and their nominee shareholders generally include shareholder voting rights trust agreements, loan agreements, operating agreements or cooperation agreements, license agreements and purchase and equity pledge agreements. For additional information on these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Material VIE Agreements.” As a result of the contractual arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the primary beneficiaries of these companies, which gives our company or its subsidiaries the power to direct the activities that most significantly impact the VIEs’ economic performance. However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the VIEs. As of the date of the filing of this annual report, the contractual arrangements with the VIEs have not been tested in a court of law in China mainland and this structure may involve unique risks to investors. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

The interpretation and application of current and future laws, regulations and rules of China mainland regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders may change from time to time. It is uncertain whether any new laws or regulations of China mainland relating to variable interest entity structures will be adopted. If we or any of the VIEs are found to be in violation of any existing or future laws or regulations of China mainland, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities may take action in dealing with such violations or failures in accordance with applicable laws and regulations, which may result in a material change in our operations and could cause the value of the securities of NetEase, Inc. to significantly decline. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future regulatory actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of NetEase. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”

Although the Foreign Investment Law of the PRC does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity in the future. If any of the VIEs were deemed a foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our businesses would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of China mainland, we are uncertain what impact any consequent PRC regulatory authorities’ actions would have on us and our ability to consolidate the VIEs in the consolidated financial statements. For more details, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

The necessary licenses to conduct many of our businesses in China mainland, including to operate our online games, music streaming, online intelligent learning services and internet content services businesses, are held by the VIEs and, as noted above, a significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities of our company diminishing substantially or even become worthless. Our company, our China mainland subsidiaries, the VIEs and investors of our company face uncertainty about potential future actions pursuant to the laws and regulations in force at that time that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. NetEase, Inc. may not be able to repay its indebtedness and the ADSs or ordinary shares of our company may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our China mainland subsidiaries and the VIEs that conduct a major portion of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

The PRC government has published new policies that affect various industries in recent years, including industries in which we operate, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. “Key Information—Risk Factors—Risks related to Our ADSs and Shares—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and Item 3.D. “Key Information—Risk Factors—Risks related to Our ADSs and Shares—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Risks Related to Our Business and Industry

●	Risks Related to Our Games and Related Value-added Services;
●	Risks relating to developing new online games and growing the popularity of existing online games;
●	Risks relating to claims regarding our gaming contents resulting in negative publicity or a governmental response;

●	Risks relating to additional restrictions to limit online game playing by the Chinese government;
●	Risks relating to uncertainties in obtaining approval for new games;
●	Risks relating to laws, regulations policies and guidelines applicable to the live streaming and online entertainment industries;
●	Risks relating to international operations of our online games;
●	Risks relating to third-party platforms that distribute our mobile games and collect payments;
●	Risks relating to maintaining our existing licenses of game or intellectual property;
●	Risks relating to illegal game servers, acts of cheating by players and sales and purchases by players of our game accounts and virtual items through third-party auction websites;
●	Risks Related to Our Other Businesses;
●	Risks relating to Youdao business’s compliance with the relevant after-school tutoring regulations and rules issued by the relevant PRC government authorities;
●	Risks relating to changes in user acceptance of Youdao, and market trend of integration of technology and learning, and the development and application of Youdao’s technologies to support and expand its product and services;
●	Risks relating to changes in Youdao’s business strategies and offerings;
●	Risks relating to obtaining legal and regulatory approvals, licenses or permits of our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses;
●	Risks relating to obtaining licenses for the music content necessary to provide our music streaming services, and our ability to attract and retain users;
●	Risks relating to generating and maintaining significant advertising revenue;
●	Risks relating to growing our e-commerce business;
●	Risks Related to Our Operations Overall;
●	Risks relating to competing successfully against new entrants and established industry competitors and keeping up with rapid changes in technologies and user behavior and innovating and exploring new areas of operations;
●	Risks relating to gross profit margin and profitability affected by changes in our mix of revenues;
●	Risks relating to credit risk on our accounts receivable;
●	Risks relating to a prolonged slowdown in the economies of the countries or regions where we operate;
●	Risks relating to economic uncertainty and capital market disruptions caused by rising inflation and geopolitical instability;
●	Risks relating to compliance with laws and other obligations regarding data protection in China and outside of China;
●	Risks relating to breaches of our information technology systems and system failure or performance inadequacy that causes interruptions of our services;

●	Risks relating to our ability to retain our existing key employees and to add and retain qualified senior and mid-level managers to our management;
●	Risks relating to natural disasters, widespread public health problems, other outbreaks and epidemics and other events;
●	Risks relating to the expansion of our businesses and operations internationally;
●	Risks relating to being deemed an “Investment Company” under the Investment Company Act of 1940.

Risks Related to Our Corporate Structure

●	Risks relating to regulatory changes relating to the contractual arrangements with the VIEs and the viability of our current corporate structure, corporate governance and business operations;
●	Risks relating to maintaining operational control of the VIEs through contractual arrangements;
●	Risks relating to the shareholders who have significant influence over our company and the VIEs;
●	Risks relating to our arrangements with the VIEs.

Risks Related to Doing Business in China

●	Risks relating to China’s political and economic policies;
●	Risks relating to compliance with and changes in PRC laws and regulations relating to telecommunications, internet, foreign investment, tax, online games, virtual asset property rights, consumer protection and financial transactions;
●	Risks relating to claims and liabilities based on the information and content on our platforms;
●	Risks relating to uncertainties with respect to the interpretation and implementation of the anti-monopoly related laws in the field of internet platforms;
●	Risks relating to our ability to protect our intellectual property from being infringed;
●	Risks relating to currency exchange rates.

Risks Related to Our ADSs and Shares

●	Risks relating to being prohibited from trading on Nasdaq under the HFCAA if the PCAOB cannot continue to inspect our independent registered public accounting firm for two consecutive years;
●	Risks relating to the volatility of the trading price of our ADSs and shares;
●	Risks relating to the different listing rules and regulations that apply to us;
●	Risks relating to the limitation of the voting, inspection and other rights of holders of ADSs.

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

We operate in a highly competitive, quickly changing environment, and player preferences for online games are difficult to predict. Our future success depends not only on the popularity of our existing online games but also on our ability to develop new high-quality online games and expand our game portfolio with games in a variety of genres that are in line with market trends and to successfully monetize such games. The development of successful new online games can be challenging and requires high levels of innovation, a deep understanding of the online game industry in China and the other markets where our games are published (including with respect to evolving business models), and an ability to anticipate and effectively respond to changing interests and preferences of game players in a timely manner. Moreover, each of our new games requires long periods of time for R&D and testing and also typically experiences a long ramp-up period as players become familiar with the game. If we are unsuccessful in developing and introducing new online games that are appealing to players with acceptable pricing and terms, our business, financial condition and results of operations will be negatively impacted because we would not be able to compete effectively and our ability to generate revenues would suffer.

In addition, new technologies in online game programming or operations could render our current online titles or games in development obsolete or unattractive to our players, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, in the past, when the gaming industry was transitioning to mobile games, we began devoting significant resources to developing games that can be operated on mobile devices. As of December 31, 2024, we had commercially launched approximately 100 mobile games, including the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Infinite Borders (previously known as Invincible), Identity V, Eggy Party and Justice mobile game. While we continue to invest in mobile games, the market for mobile games is rapidly evolving with games in an expanding range of genres being introduced by us and our competitors, and we cannot guarantee that we will be able to effectively compete in the mobile game market. Additionally, we have launched Naraka: Bladepoint and, more recently, Marvel Rivals on Xbox and on PlayStation consoles, with plans to launch additional console games in the future. We will also need to continue investing in the development of new technologies and bring new features and functionalities to our games, as well as enhance the user experience on our various platforms.

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

Pursuant to the Law of the PRC on the Protection of Minors, or the Minors Protection Law, issued by the National People’s Congress Standing Committee on September 4, 1991 and last amended on April 26, 2024, online game service providers are required to classify game products in accordance with relevant regulations and standards, give age-appropriate tips and take technical measures to prevent minors from accessing improper games or game functions. Violations of the Minors Protection Law could result in rectification, confiscation of illegal gains and penalties. In 2019, the GAPP restricted play of online gamers under 18 years old to 90 minutes on weekdays and three hours on weekends. In September 2021, the Chinese government and regulatory authorities further limited the play of online gamers under 18 by prohibiting play on weekdays and limiting playing for one hour a day on Fridays, Saturdays, Sundays and PRC statutory holidays. In addition, all online games must be connected to the real-name verification system for anti-addiction to online games operated by the NPPA, and online game operators may not provide game services in any form to any users without real-name registration and login. Furthermore, online transactions of minors in games are capped monthly at certain amounts, depending on a minor’s age.

We have updated our anti-addiction systems accordingly to comply with the above-mentioned requirements in all material respects. We do not believe that the above-mentioned requirements have had or will have any material impact on our gaming operations because minors comprise only a small percentage of our total user base, but we cannot assure you that any future regulations or restrictive rules will not adversely affect our operations.

On December 22, 2023, the NPPA publicly solicited opinions on the Draft Administrative Measures for Online Games which, if adopted, would stipulate, among other requirements, that online game publishers and operators (i) may not publish and operate online games that make participation in battles compulsory; (ii) may not provide inducement rewards such as daily logins, first recharges, and continuous recharges, and must set user recharge limits; (iii) may not allow the payment of large monetary rewards in the live streaming of online games; and (iv) may not allow minors to pay monetary rewards in online games live streaming or provide loot boxes to minors. For more information, see Item 4.B. “Information on the Company—Business Overview—Government Regulations—Regulations on Online Games.” As of the date of the filing of this annual report, the Draft Administrative Measures for Online Games have not been formally adopted. It remains unclear whether a formal version will be adopted in the future and whether the adopted formal version (if any) will have any further material changes, and it is uncertain how the measures would be enacted, interpreted or implemented and how they will affect us.

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation establishes measures that online game service providers must implement to protect minors, including, among other things, verifying the identity information of minor users, reasonably restricting minors’ network service expenditure based on their age groups and setting and optimizing game rules to prevent minors from cyber addiction. As of the date of the filing of this annual report, we have implemented measures to comply with the requirements outlined in this regulation in all material aspects. Moreover, on November 15, 2024, the CAC issued the Guidelines for the Construction of Minors Mode in Mobile Internet. These guidelines outline an overall plan for developing a “minors mode,” which requires mobile smart terminals, mobile internet applications and related distribution platforms to collaborate and improve management of online content, as well as the time minors spend online. When a device is set to “minors mode,” it will feature preset limits on the duration and type of content minors can access, along with options to customize these settings, so as to prevent internet addiction and support parents in supervising their children’s online activities. The spending of minors in games may be further restricted alongside the establishment of the minors mode. We are currently developing the minors mode together with mobile smart terminals and related distribution platforms. However, given that these guidelines and the Regulation on the Protection of Minors in Cyberspace are relatively new, there remain uncertainties as to their interpretation and application.

Any difficulties in receiving approval from the relevant government authorities for our new games or new expansion packs for, or material changes to, our existing games could adversely affect such games’ popularity and profitability.

All games we release in China require government approvals. Moreover, even after certain games have received government approvals, certain expansion packs with material changes to the content and additions to the descriptions of those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and if we are unable to receive government approvals within an expected timeframe, the profitability and popularity of such games could be affected. Game approvals have experienced certain suspensions in the past, during which periods the PRC game regulatory authority, the NPPA, did not release any new domestic online game approvals. We cannot predict whether there will be any similar suspension in the future, and the effect any future suspension may have on our results of operations. Moreover, we are required to have an Online Publishing Service License issued by the NPPA so that we can obtain any such approvals by ourselves. Our current license has expired, and we are in the process of renewing it, although we cannot be certain if or when such renewal will be granted. During this renewal period, we have engaged licensed third parties to obtain such approvals, and our operations have not been materially affected.

The content and mechanics of our games are subject to a variety of laws and regulations in China mainland and elsewhere, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws in China mainland and abroad that affect our game business, particularly laws regarding content suitability, consumer protection, and protection of minors, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

Our games are subject to regulations regarding the appropriateness of their content. For example, the Chinese government and regulatory authorities prohibit any internet content that, among other things, violates PRC laws and regulations, endangers the national security of China, or is obscene, superstitious, violent or defamatory. When ICPs and internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses to operate our business. ICPs like us may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of us failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on our business. Additionally, the Chinese government has enacted regulations that prohibit online game service providers from providing content for minors that might induce addiction, and allowing minors to access improper games or game functions. See “—The Chinese government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games” above.

In addition, there are ongoing academic, political and regulatory discussions in many jurisdictions around the globe regarding whether certain game genres, or certain game mechanics such as “loot boxes”, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, and, if so, what such regulation should include. Several jurisdictions have been regulating and continue to regulate the use of loot boxes in games. For example, China mainland has been developing and tightening regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with real money or virtual currency, and the odds of winning must be published. Loot boxes are a commonly used monetization technique in games where a player can acquire a virtual loot box, typically through game play or by in-game purchases, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare, or extremely rare item, and may be a duplicate of an item the player already has in inventory) until the loot box is opened. In a number of our games, certain mechanics may be deemed to be loot boxes. New regulations which we may be required to comply with may vary significantly across jurisdictions. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our game mechanics, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact our growth.

Furthermore, the growth and development of e-commerce, virtual items and virtual currency may prompt calls for more stringent consumer protection laws. For example, existing laws or new laws regarding the marketing of in-app purchases, labeling of free-to-play games, or regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the virtual currency, virtual items or payments that we receive. If that were to occur, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on our meeting certain requirements. We may also be subject to additional regulation and oversight, all of which could significantly increase our operating costs, lessen the growth of our games and impair our business, financial condition or results of operations.

Because our long-term growth strategy involves further expansion of our online games to players outside of China, our business will be susceptible to risks associated with international operations.

An important component of our growth strategy involves the further expansion of our online games and game player base internationally. In particular, we have launched our popular games Knives Out, Identity V and Racing Master in Japan and other markets across the globe, and Naraka: Bladepoint, Once Human and Marvel Rivals globally. In the future, we plan to continue to launch our online games in various international markets. The expansion of our online games to markets outside of China will involve a variety of risks, including:

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
●limited or insufficient intellectual property protection; and
●adverse tax burdens and foreign exchange regulations that could make it difficult to repatriate earnings and cash.

In addition, unlike a large portion of game players in China mainland who access games through PCs and mobile devices, many game players in international markets play games predominantly via consoles such as Xbox and PlayStation. We have launched several games, such as Naraka: Bladepoint and Marvel Rivals, on console and plan to release numerous additional console game releases in the future. We have, however, limited experience developing and marketing console games or in adopting our PC and mobile games to console formats, and the popularity of such games may not meet our expectations or be as profitable as our PC and mobile games.

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

In our games and related value-added services segment, which include both the operation of online games as well as other related or ancillary services to the games, net revenues from the operation of online games accounted for 92.5%, 92.9% and 96.2% for the years ended December 31, 2022, 2023 and 2024, respectively. We generate a large portion of revenue in our operation of online games from our mobile games. Our profits from our mobile games, even if the games are successful, are generally lower than our profits generated from PC games, because, in order to gain access to our games on mobile application stores, which are the primary platforms for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our PC games. In addition, our mobile games tend to cover a wider variety of genres, some of which have historically had relatively lower profitability than that of our PC games. Furthermore, we are releasing more of our mobile games overseas, which may involve additional marketing and distribution costs and further impact the profitability of our mobile games.

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

Substantially all of our mobile games and many of our PC games currently utilize the item-based revenue model, which generates a significant portion of our revenue from games and related value-added services. Under this revenue model, our game players are able to play the games for free, but are charged for the purchase of virtual items in the games. We believe that this attracts a wider audience of players and increases the number of potential paying users. However, the success of this business model largely depends on whether we can attract game players to play our games and whether we can successfully encourage more players to purchase virtual items. Game players will only pay for virtual items if they are perceived to provide value and enhance their playing experience, and we must closely monitor and analyze in-game consumption patterns and player preferences to understand what items will be appealing and the appropriate price for them. Moreover, we must offer sufficient in-game purchasing opportunities to make our games profitable, while ensuring that the games are fun to play including for players who purchase no virtual items. We might fail to accurately identify and introduce new and popular virtual items or price them properly or may not be able to market our virtual items effectively. In addition, the item-based revenue model may not continue to be commercially successful, and in the future, we may need to change our revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of our game operations and a decrease in the number of our game players and thereby materially and adversely affect our business, financial condition and results of operations.

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

Several mobile and PC games we offer are licensed from third-party developers, which accounted for 9.5%, 4.6% and 7.4% of our total net revenues in 2022, 2023 and 2024, respectively. If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could affect our business, financial conditions and results of operations.

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

We also offer games that are co-developed, such as Diablo® ImmortalTM, which we developed with Blizzard pursuant to an agreement that is in addition to the license discussed above. If we are unable to maintain stable relationships with our co-developers, we may not be able to ensure the smooth development and operation of these co-developed online games, and our co-developers may terminate their business relationships with us, which could harm our business, financial conditions and results of operations.

We receive relatively lower profits from the operation of online games that we license from third-party developers and are subject to certain financial obligations in connection with such licenses.

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

Future alliances may expose us to potential risks, including those associated with the assimilation of new operation technologies and personnel, unforeseen or hidden liabilities, and potential business disputes with our partners, among other things.

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

Certain of our online games rely on intellectual property license agreements which give us the right to use certain names, characters, logos or storylines in connection with online games developed by us. For example, we have a license agreement with Marvel to operate mobile games based on Marvel characters and storylines. If we were to breach any material term of our license agreements, the licensor could terminate the agreement. If the licensor were to terminate our rights to use any such intellectual property for this reason or any other reason, or if a licensor decides not to renew a license agreement upon the expiration of the license term, the loss of such rights could have a material adverse effect on our business. In addition, it can be difficult to identify a suitable intellectual property that can be adapted for use in online games and is recognizable to players in China and elsewhere, and we face significant competition for the rights to such intellectual property from other online game companies. Obtaining license rights, and particularly exclusive license rights, to use third-party intellectual property for use in online games can involve significant expense. In addition, we have previously obtained, and intend to continue to seek to obtain, license rights for works from certain intellectual property owners based outside of China, and our ability to utilize their intellectual property in China may be adversely affected by the scrutiny of such arrangements by the relevant Chinese authorities.

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

Risks Related to Our Other Businesses

Our Youdao business’s compliance with the relevant after-school tutoring regulations and rules issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect Youdao’s business, financial condition, results of operations and prospects.

The PRC private education industry, especially the after-school tutoring sector, was subject to significant regulatory changes in the second half of 2021 that materially and adversely impacted the business of our majority-controlled subsidiary, Youdao. Youdao disposed of its Academic AST Business in 2021 and no longer offers any AST courses on academic subjects for students receiving compulsory education and for high-school students. With respect to Youdao’s non-academic after-school tutoring services, current laws and regulations require local authorities to identify corresponding competent authorities for different tutoring categories of non-academic after-school tutoring services (e.g., physical education, arts, science, etc.) and set forth standards by categories to approve institutions for offering each category of non-academic after-school tutoring service. Youdao follows internal guidelines to make necessary registrations and filings, except as would not have a material adverse effect on its business, and will use its commercially reasonable efforts to obtain, maintain and renew necessary licenses and permits on a timely basis. However, we cannot assure you that Youdao may be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments in a timely manner or at all.

In addition, certain aspects of our Youdao business may be deemed to not be in full compliance with relevant laws and regulations regarding after-school tutoring services. We have been making and will continue to make efforts to comply with such regulations as well as requirements from the relevant government authorities during such inspections. We cannot assure you, however, that we will be able to comply with such regulatory requirements in a timely manner, or at all. It is also uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the private education industry, and there is no assurance that we can comply with any such newly promulgated laws, regulations and guidance in a timely manner, or at all. Moreover, Youdao’s business may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses already obtained, given the uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education businesses.

The success and future growth of our Youdao business will be affected by the user acceptance and market trend of integration of technology and learning.

Youdao’s business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. Intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preferences or available industry standards. Even with the proliferation of internet and mobile devices in China, we believe that some of Youdao’s target students may still be inclined to choose traditional face-to-face learning approaches over virtual learning as they find the former more intimate and reliable. We cannot assure you that Youdao’s products and services will continue to be attractive to our users in the future. If Youdao’s offering of learning services and smart devices becomes less appealing to our users, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

If Youdao fails to develop and apply technologies to support and expand its product and service offerings or if Youdao fails to timely respond to the rapid changes in industry trends and user preferences, our Youdao business may be materially and adversely affected.

Over the years, Youdao has developed a number of core technologies to support its comprehensive suite of products and services. Youdao also relies on technologies to build and maintain its information technology infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and affected by unpredictable product lifecycles and user preferences. Youdao’s technologies may become obsolete or insufficient, and Youdao may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by Youdao’s competitors could render its offerings less attractive or obsolete thus materially affecting Youdao’s business and prospects. In addition, Youdao’s substantial investments in technologies may not produce expected results. If Youdao fails to continue to develop, innovate and utilize its technologies to support and expand its product and service offerings or if its competitors develop or apply more advanced technologies, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

The changes in Youdao’s business strategies and offerings may make it difficult to evaluate its future prospects.

In connection with the disposal of its Academic AST Business following the PRC regulatory changes discussed above, Youdao completed its transition to become an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals and has developed a comprehensive suite of product and service offerings. Youdao recently introduced a number of new intelligent learning products, such as Youdao Dictionary Pen A7 Pro and Youdao Dictionary Pen X7.

The significant changes in Youdao’s business strategies and offerings have not only rendered its historical results prior to such disposal no longer indicative of its future performance, but they may also have some or all of the following unintended effects:

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

For example, our online music business and services, which we conduct through our majority-controlled subsidiary NetEase Cloud Music, must comply with laws, regulations, policies and guidelines promulgated by PRC government authorities related to music streaming, live streaming and online entertainment industries. In addition, NetEase Cloud Music and its subsidiaries are required to obtain various government approvals, licenses and permits or make various registrations and filings to provide internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services, including the requirement to hold an AVSP or complete the registration in the national network audio-visual platform information registration management system. For more information, see Item 4.B. “Information on the Company—Business Overview—Government Regulations—Regulations on Internet Live Streaming Services.” NetEase Cloud Music and its subsidiaries have submitted an application to register with the registration management system, which is currently under review, and we cannot assure you that such registration will be approved or that NetEase Cloud Music will no longer be required to hold an AVSP if and when such registration is completed.

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

As these industries are evolving rapidly in China, the interpretation and application of existing PRC laws may also evolve in different ways, and new laws, regulations or policies may be adopted. We cannot assure you that we have obtained all the approvals, licenses or permits required for our businesses or will be able to maintain our existing approvals, licenses or permits. If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations, we may be required to obtain additional licenses or permits or be subject to fines and/or other sanctions. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. Failure to maintain or regain compliance may materially and adversely affect our business, financial condition and results of operations, including being subject to liabilities, penalties, impediments in development of such business models and disruptions to its operations.

Our controlling interest in Youdao and/or NetEase Cloud Music may be diluted if Youdao and/or NetEase Cloud Music raise additional capital with the issuance and sale of additional equity in the future.

Youdao, our majority-controlled subsidiary listed on the New York Stock Exchange, and/or NetEase Cloud Music, our majority-controlled subsidiary listed on the Hong Kong Stock Exchange, may need additional capital in the future to fund their continued operations and support their business growth. As Youdao and/or NetEase Cloud Music will continue to invest heavily in improving technologies, expanding their marketing efforts, hiring qualified personnel and offering additional products, services and content, Youdao and/or NetEase Cloud Music may not generate sufficient revenue to offset such expenses. In the future, should Youdao and/or NetEase Cloud Music require additional liquidity and capital resources to fund their business and operations, Youdao and/or NetEase Cloud Music may need to obtain additional financing, including issuing and selling additional equity or equity-linked securities, or issuing additional equity awards to incentivize their employees, which would dilute our interests in Youdao and/or NetEase Cloud Music.

Youdao, our majority-controlled subsidiary, relies on our financial support.

Since its formation, Youdao has received various financial support from the NetEase group, among other things, currently including RMB878.0 million outstanding interest-bearing short-term loans as of December 31, 2024 and a US$300.0 million revolving loan facility. If Youdao’s management cannot implement an effective business plan in light of the changing regulatory environment to generate operating cash flows and continue to be able to obtain other sources of financing as necessary for Youdao’s future development, it will continue to rely on the financial support from the NetEase group for its continuing operations.

We have devoted, and will continue to devote substantial efforts to monetizing our user base in NetEase Cloud Music’s music streaming business. If we fail to effectively execute such monetization strategies, NetEase Cloud Music’s business may be materially and adversely affected which may adversely affect our consolidated results of operations.

Our music streaming business is operated by our majority-controlled subsidiary NetEase Cloud Music, and we have devoted substantial efforts to monetizing its user base by increasing the number of paying users and cultivating users’ willingness to pay for music. NetEase Cloud Music monetizes its music streaming platform primarily through the sales of membership subscriptions for online music services and sales of virtual items for social entertainment services. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. It is crucial to balance, on the one hand, creating sufficient monetization opportunities, which enhances the revenues of our platform, and, on the other hand, maintaining an enjoyable platform, which helps to maintain a sizable user base, high user engagement and associated network effects. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain NetEase Cloud Music’s revenue growth.

In order to increase the number of our paying users and cultivate our users’ willingness to pay for music content and social entertainment services, we will need to address a number of challenges, including but not limited to providing consistently high-quality and user-friendly experience, continuing to curate a catalogue of engaging content and continuing to introduce new, appealing products, services and content that users are willing to pay for. If we fail to address any of these challenges, especially if we fail to offer high-quality music content and superior user experience to meet user preferences and demands, NetEase Cloud Music may not be successful in increasing the number of paying users and cultivating users’ willingness to pay for music content and social entertainment services, which could have a material adverse impact on NetEase Cloud Music’s business, and negatively impact our consolidated results of operations.

If we fail to anticipate user preferences to provide online music streaming content catering to user demands, or maintain the attractiveness of our services to users and business partners, NetEase Cloud Music’s business may be materially and adversely affected, which may adversely affect our consolidated results of operations.

Constantly changing consumer preferences have affected and will continue to affect the music industry, in particular online music platforms. Given that our music streaming business operates in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential users. If NetEase Cloud Music fails to cater to the needs and preferences of NetEase Cloud Music’s users and control our costs in doing so or fail to deliver compelling user experience, NetEase Cloud Music may suffer from reduced user traffic, and NetEase Cloud Music’s business may be materially and adversely affected, which may adversely affect our consolidated results of operations.

Maintaining and enhancing the “NetEase Cloud Music” brand is critical to expanding NetEase Cloud Music’s base of users, advertisers, content contributors and other partners. Maintaining and enhancing this brand will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our listeners and attract advertisers, content owners and other parties to work with us, which we may not do successfully. Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. In addition, if our partners fail to maintain high standards for products that integrate our service, the strength of our brand could be adversely affected.

Our music streaming business partners include music labels, advertisers, talent agencies and others. We help our advertisers reach and engage with their target users through the services and solutions we offer through NetEase Cloud Music. Our ability to grow our revenues to a certain extent depends on our ability to retain and enhance our relationships with our existing business partners and attract new ones. Our success also depends on our ability to provide effective services and solutions that meet the expectations of our business partners. For instance, if we fail to develop new advertisement formats or effective marketing solutions that are appealing to our business partners, they may turn to our competitors for alternative services. Our business also relies on content, services and technologies provided by some business partners. If we fail to retain and enhance our business relationships with these business partners, or if these business partners choose to terminate or change the terms of our cooperation arrangements for strategic, financial or other reasons, we may suffer content loss, service interruptions or reduced revenues, which may have a material and adverse effect on NetEase Cloud Music’s business and may adversely affect our consolidated results of operations.

We depend on third-party licenses for a significant portion of our music content, and any adverse changes to, or loss of, our relationships with these music content providers may materially and adversely affect NetEase Cloud Music’s business, which may adversely affect our consolidated results of operations.

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

Our gross profit may fluctuate from period to period due to a shifting mix of services and products we sell due to changes in the relative demand for them in the marketplace. Shifts in the mix of our revenue contributed by our different business lines (or by shifts in the sales of individual services or products within such businesses) can impact our gross profit because they generally produce a different level of gross margin. For example, in general our segments, namely Youdao, NetEase Cloud Music and innovative businesses and others, have had lower gross profit margins compared to our games and related value-added services segment. These individual gross margins in turn can be impacted in any given period by factors such as competition, the implementation of new regulatory requirements and other factors. If the mix of services and products sold shifts from higher margin business lines to lower margin lines as a result of differing growth rates among such lines (or to lower margin services and products within business lines), our overall gross profit margin and profitability may be adversely affected.

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

A prolonged slowdown in the economies of the countries or regions where we operate may materially and adversely affect our results of operations and financial condition.

Our revenue and net income are impacted to a significant extent by economic conditions in the markets where we operate, as well as economic conditions specific to online and mobile internet usage and advertising. Economic conditions, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, real disposable income, interest rates, taxation and currency exchange rates. Any prolonged slowdown in the economies of the countries or regions where we operate could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by rising inflation, energy costs and geopolitical instability, any of which could have a material adverse effect on our business, financial condition and results of operations.

U.S. and global markets are experiencing volatility and disruption resulting from increasing inflation, energy costs and the escalation of geopolitical tensions. The Russia-Ukraine conflict, the Hamas-Israel conflict and other volatility in the Middle East and elsewhere have heightened geopolitical tensions across the world and led to further market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, which has further fueled inflation. Although we have not identified any material impact to our business due to inflation or deflation as of the date of the filing of this annual report, any future inflation or deflation in the markets where we operate could affect our costs and consumer spending patterns in ways that negatively impact our business.

There have also been concerns about the relationship between China and other countries, such as the U.S., which may potentially have economic effects. In particular, there remains significant uncertainty regarding the future direction, scope, and duration of U.S. tariffs imposed on China, as well as any retaliatory measures that may be adopted by the Chinese government in response. While cross-border trading of goods is not a primary area of strategic focus for us, unfavorable developments in trade relations, such as increased tariffs, could indirectly increase our costs if, for example, our vendors, such as cloud services providers and data center operators, incur higher operating costs resulting from tariffs and pass those on to their customers.  Moreover, such developments could adversely impact the businesses of our customers who engage in international commerce and may reduce demand for our products and services or impair our competitive positioning in certain markets. Certain governmental officials have also raised the possibility of targeting services, including online services, through digital services taxes or other means which could adversely affect our business. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. As the duration, impact and interrelationship of the above-mentioned factors are difficult to predict, any of them could have a material adverse effect on our business, financial condition and results of operations.

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

In particular, the U.S. government and other governments have threatened and/or imposed export controls, as well as trade sanctions, targeting China, and a number of China-based companies, including ZTE Corporation, Huawei Technologies Co., Ltd., Tencent Holdings Limited, certain of their respective affiliates, and other PRC-based technology companies. On October 7, 2022, the U.S. Commerce Department’s Bureau of Industry and Security announced a new set of export control rules aimed at restricting China’s ability to obtain advanced semiconductor chips, develop and maintain supercomputers, and manufacture advanced semiconductor chips. As a result, both U.S. and non-U.S. parties cannot export, re-export, or transfer (in-country) certain U.S.-origin advanced computing semiconductor chips, computer commodities that contain such chips, and certain semiconductor manufacturing items to China without export licensing, and the export to China of non-U.S. origin items in these categories from other countries may be subject to U.S. export licensing requirements if they are the product of certain controlled U.S. software and technology or of equipment or facilities that are themselves the product of certain controlled software or technology, or incorporate certain controlled U.S.-origin items. On October 17, 2023, the U.S. Bureau of Industry and Security, or BIS, announced updated export control rules on advanced computing items and semiconductor manufacturing equipment, including setting tighter parameters on existing restrictions on chips, which seek to strengthen and improve the controls imposed on October 7, 2022. On December 2, 2024, BIS announced two further rules strengthening export controls on advanced computing and semiconductor manufacturing items. BIS is continuing to finalize additional new export controls with respect to a wide range of “emerging and foundational” technologies, which could include certain software technologies that are relevant to our business and/or our future growth. In January 2023, Japan and the Netherlands, countries that are homes to some of the world’s most advanced semiconductor equipment manufacturers, also announced that they have agreed to restrict exports of advanced chip-manufacturing equipment to China. These rules may prevent us from acquiring advanced semiconductors which may impede our ability to effectively develop new technologies and services, including in the areas which require significant computer processing power.

It is possible that the United States or other jurisdictions may impose further export controls and/or trade sanctions, and other heightened regulatory restrictions on China and China-based companies in a wide range of areas. These regulatory restrictions could, among other prohibitions or restrictions, (1) prohibit or restrict firms from selling, exporting, re-exporting or transferring certain technology, components, software and other items to China-based companies, (2) prohibit or restrict persons from entering into transactions with China-based companies, (3) prohibit or restrict China-based companies from accessing data, providing services in or operating in the sanctioning jurisdiction, (4) prohibit purchases and sale of securities of Chinese firms, or (5) prohibit or restrict U.S. investment in China-based companies that operate in certain industries. In addition, Chinese companies, if targeted under U.S. trade sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies or persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. In January 2023, the U.S. House of Representatives formed a new Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party, which is authorized to investigate and submit policy recommendations concerning the status of the economic, technological, and security progress of the Chinese Communist Party and its competition with the United States. We cannot predict what recommendations this committee may make from time to time or what new rules and regulations may ultimately be adopted in this regard.

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

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective from February 15, 2022. The Cybersecurity Review Measures require that critical information infrastructure operator or network platform operator carrying out the prescribed activities shall be subject to cybersecurity review, but there are uncertainties with respect to the interpretation and implementation of the measures. On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, or the Data Security Regulations, which took effect on January 1, 2025. The Data Security Regulations provide that processors of important data are subject to a series of specific obligations, and cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review. Some of our business operations might be determined by regulatory authorities as involving processing important data, thereby requiring us to comply with corresponding obligations. Moreover, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security”. Given that the Data Security Regulations are relatively new, there remain uncertainties as to their interpretation and application.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information abroad, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. With respect to the cross-border transfer of personal information outside the territory of PRC, PIPL requires that unless otherwise provided in the related international treaties or agreements concluded or acceded to by PRC, the handler of personal information must meet one of the following conditions: (i) pass the security assessment organized by CAC; (ii) have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) enter into a contract with the overseas recipient under the standard contract formulated by CAC; or (iv) meet other conditions prescribed by laws, administrative regulations or the CAC.

Regulators have also issued regulations related to artificial intelligence, or AI, services and algorithmic services such as the Administrative Provisions on Internet Information Service Algorithm Recommendation, and the Interim Measures for the Administration of Generative Artificial Intelligence Services. The above provisions impose algorithm filing and security assessment requirements for specific services, and there still remain uncertainties as to whether or to what extent our business would be captured by the aforementioned algorithm filing and security assessment requirements. Any failure to comply with such filing or assessment requirements (to the extent that the relevant regulators deem that such regulatory procedures apply to us) or any other non-compliance or perceived noncompliance with the above provisions may subject us to penalties and liabilities including, among other things, warnings, public denouncement, fines, rectification orders, suspension of the provision of relevant services, and even criminal liabilities.

These newly promulgated laws and regulations reflect the PRC government’s further attempts to strengthen the legal protection for national network security, data security, the security of critical information infrastructure and the security of personal information protection. These laws and regulations are relatively new, and therefore there are uncertainties with respect to their interpretation and implementation. We may need to adjust our business operations and systems to comply with these laws and regulations regarding network security, data security and personal information from time to time.

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

Our business is subject to various data protection laws and regulations in jurisdictions outside of China where we operate. These include existing regulations such as the European Union General Data Protection Regulation, or EU GDPR, UK GDPR (which is the EU GDPR as saved into the United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 GDPR (as may be amended from time to time)) (together with the EU GDPR, referred to as GDPR), state and federal privacy laws in the United States, including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, together the “CCPA”, and similar state laws, as well as federal and provincial privacy laws in Canada. In addition, new laws, regulations and regimes continue to be proposed and enacted. Monitoring, assessing and complying with the continuously evolving requirements can carry substantial costs and has the potential to introduce additional complexities for our business which may necessitate changes to our business plans and practices.

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

The Digital Services Act, or DSA, governs, among other things, our potential liability for illegal services or content on our platform, obligations around traceability of business users, and requires enhanced transparency measures. Further changes in the regulatory landscape are expected including through the e-Privacy Regulation. In parallel with these changes, there is also an increasing focus on regulatory enforcement actions; penalties under GDPR alone can, for example, carry maximum fines of up to EUR20,000,000 (GBP17,500,000) or up to 4% of the total worldwide annual turnover. Similarly, fines under the DSA can reach up to 6% of total annual worldwide turnover.

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

In the United States, potential changes to, and differences in, privacy laws at both the federal and state level introduce operational and compliance complexities. At the federal level, the Federal Trade Commission, or FTC, enforces a variety of data privacy issues such as promises made in privacy policies or failure to appropriately protect the information of individuals and deceptive acts or practices in violation of the FTC Act. Meanwhile, the CCPA established a comprehensive suite of consumer rights including the right of correction and the right for consumers to request businesses limit the use and disclosure of sensitive data such as health or geolocation data. The CCPA also led to the establishment of the California Privacy Protection Agency, or CPPA, a first-of-its-kind government agency with a broad mandate, including the ability to enforce the CCPA, impose fines and create new regulations. The CCPA provides for co-enforcement authority for violations between the CPPA and the California Attorney General, as well as a private right of action for certain data breaches that has increased data breach litigation and could increase liability, in light of the potential for statutory damages.

Such changes introduce uncertainty in business operations and markets which could have a knock-on effect on our business operations in the U.S. and our results of operations and financial condition. For example, the enactment of the CCPA and introduction of the CPPA have also prompted a wave of similar legislative reviews and developments in other U.S. states and at the federal level. In addition, various laws restricting or governing the use of websites, online services, and platforms by minors have passed or been proposed at the federal level and in certain states. These include laws prohibiting direct advertising to minors (individuals under the age of 18), requiring age verification, limiting the use of minors’ Personal Information (as defined in the following risk factor), mandating parental consent for particular uses, including the selling and sharing of minors’ Personal Information, and providing other parental rights.

Preparing for and complying with the plethora of changing requirements and navigating the overlap or inconsistencies in legal requirements and regulatory approaches will continue to necessitate changes in our operational approach or service deployment in each jurisdiction which will likely impact our efficiency, ability to scale and/or market uptake and may cause us to incur substantial costs. Non-compliance with any of such requirements could result in penalties, fines or significant legal liability, including, as noted above, penalties calculated as a percentage of global revenue under the GDPR or the DSA.

Cybersecurity and the threat environment remain a dynamic and ever-changing landscape with new threats and increasingly sophisticated attacks continually emerging. Successful security breaches can lead to unauthorized access to our network, systems and, in turn, Confidential Information which may include personal and sensitive information, and system failures, either as a result of a cyber attack or other outage, could result in our operations being down. This could materially adversely affect our business, results of operations and financial condition and expose us to liability claims.

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of the computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that we rely on and are critical to our business as well as the information we collect and process that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (referred to as “Personal Information” in this annual report), sensitive information and proprietary information belonging to our business or to our business partners (referred to, collectively, as Confidential Information in this risk factor). This includes threats from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, who are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. These actors utilize diverse attack vectors such as social engineering/phishing, malware/ransomware, and viruses, worms, bugs, and other malicious software programs to attack websites or other online and mobile platforms and obtain access to networks and data centers. Bad actors may also act in a coordinated manner to launch distributed denial of service attacks (DDoS), or other coordinated attacks, that may cause service outages or other interruptions. Moreover, the potential for bad actors to exploit software, hardware, errors, misconfigurations, bugs and other vulnerabilities in commercial systems that interface with our or our third party service providers’ IT systems, products and services presents another area of vulnerability for our business. We have implemented a number of security measures designed to protect our IT systems and Confidential Information, but we cannot guarantee that these security measures are or will be sufficient.

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

Finally, both the continual accessibility of the NetEase websites and other online and mobile platforms and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase websites and other online and mobile platforms to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce the NetEase websites and other online and mobile platforms’ appeal to users and advertisers. As the number of NetEase websites, mobile applications and traffic increase, we cannot assure you that we will be able to scale our systems proportionately. Any system failures and electrical outages could materially and adversely impact our business.

We expect that we will be required to continue to expend significant resources to protect our IT systems and Confidential Information, but there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be implemented effectively, complied with or effective in protecting our systems and information. For more information on our Cybersecurity program, see Item 16K. “Cybersecurity.”

Risks relating to AI technologies may present legal, regulatory and business risks and adversely affect our business and operating results.

We develop and use artificial intelligence technologies, including proprietary AI and machine learning algorithms and models (collectively referred to as “AI technologies”), throughout our businesses, and continue to make investments in this area. For example, in some cases, we have deployed in-game audio and visual generative AI technologies to enhance the user experience by, for example, providing in-game “AI teammates” and using AI technologies in the development process for some of our games. Other examples include a number of Youdao’s products, such as Confucius, its large language model designed for the education sector and related AI tools underpinned by Confucius such as Hi Echo, an AI-driven virtual English-speaking tutor, and Mr. P AI Tutor, a conversation-based tutorial function.

We are in varying stages of developing products, services and internal business tools involving AI technologies. The continuous development, maintenance and operation of our AI technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying AI technologies can experience decay (also known as “model drift”) in which performance and accuracy decreases over time without further human intervention to correct such decay. There can be no assurance that the usage of, or our investments in, such technologies will always enhance our products or services or be beneficial to our business or profitability.

With respect to our products or services that incorporate AI technologies, the market for such products and services is rapidly evolving and consumer acceptance remains uncertain. Important assumptions (such as pricing, performance and demand) about the characteristics of targeted markets for our services or products may be inaccurate. Our failure to successfully develop and commercialize our products or services involving AI technologies could depress the market price of our ADSs and ordinary shares and impair our ability to expand our business, improve and diversify our product offerings, and respond effectively to competitive developments.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.

The regulatory framework for AI technologies is rapidly evolving as many governmental bodies and agencies have introduced or are currently considering additional laws and regulations. For example, on November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These measures provide, among other things, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations and complete certain filing procedures. On March 14, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which require network information service providers to include clear labels indicating any AI-generated synthetic content.

Outside of China mainland, certain existing legal regimes (e.g., relating to data privacy) regulate aspects of AI technologies, and new laws regulating this area are also being enacted. For example, the EU Artificial Intelligence Act, or the EU AI Act, became effective in August 2024, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and – depending on the AI use case - includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models. Fines under the EU AI Act can reach up to 7% of worldwide annual turnover. Other jurisdictions such as the US, Singapore and Canada are also developing AI regulations, and this area continues to be a focus for regulators globally.

Since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

The success of our business is dependent on our ability to retain our existing key employees and to attract and retain qualified senior and mid-level managers to our management.

We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and mid-level managers to our management team. Future changes in management could cause material disruptions to our business. We also depend on our ability to attract and retain in the future highly skilled technical, editorial, marketing and customer service personnel, especially experienced online game software developers. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. In particular, the market for experienced online game software programmers is intensely competitive in China and other countries in which we operate. While we believe we offer compensation packages that are consistent with market practice, we cannot be certain that we will be able to hire and retain sufficient experienced programmers to support our online games business. We may also be unsuccessful in training and retaining less-experienced programmers on a cost-effective basis. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

We face risks associated with the possible misconduct committed by our employees or third parties.

Misconduct by our employees, such as unauthorized business transactions, bribery, corruption and breach of our internal policies and procedures, or by consultants or other third parties, such as breach of law, may be difficult to detect or prevent. Any such activities could subject us to financial loss and damage our reputation.

We have zero tolerance toward any illegal activities and have put in place internal policies and procedures against employee and third-party misconduct. For example, our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. Moreover, we have established Ethics & Compliance Committees for our operations inside and outside of China mainland which are responsible for identifying and investigating misconduct and taking appropriate remedial measures.

We have from time to time identified certain incidents of misconduct involving employees and third-parties. However, there can be no assurance that we will be able to identify non-compliance or illegal activities promptly, or at all. Furthermore, it is not always possible to detect and prevent such non-compliance or illegal activities, and the precautions we take to prevent and detect such activities may not be effective. This may materially and adversely affect our business, brand, financial condition and results of operations.

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

Regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

Numerous governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the impact of climate change. Legislation and increased regulation relating to climate change and the transition to a low carbon economy could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change related regulations could also negatively impact our ability to compete with companies situated in areas not subject to such requirements. Given the uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Our business could be adversely affected by widespread public health or other outbreaks and epidemics.

There have been outbreaks of epidemics globally in recent years. Our operations could be disrupted if any future outbreak occurs in the countries or regions where a substantial portion of our revenue is derived or where our employees are located. Our operations could also be severely disrupted if health problems or outbreaks lead to a general slowdown in the global economy or if our suppliers, customers or business partners are affected by such outbreaks or health epidemics.

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

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our online game business and potentially other businesses outside of China will also expose us to risks and challenges inherent in operating businesses globally, including:

●	challenges in replicating or adapting our corporate policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;
●	challenges in maintaining efficient and consolidated internal systems, including IT infrastructure, and customizing and integrating these systems with the other parts of our business;
●	lack of acceptance of our product and service offerings, and challenges of adapting our offerings to appeal to local tastes;
●	failure to understand cultural differences, local consumer behavior and preferences and local business practices;
●	protectionist or national security policies that restrict our ability to:
●	invest in or acquire companies;
●	develop, import or export certain technologies;
●	utilize technologies that are deemed by local governmental to pose a threat to their national security; or
●	obtain or maintain the necessary licenses and authorizations to operate our businesses;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
●	compliance with local and international laws and regulations, including those relating to online games, e-commerce, digital services and platforms, such as the DSA and Digital Markets Act, privacy and data security, such as the GDPR and CCPA, and consumer and labor protection laws, which will increase our compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

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

We also rely on cloud servers maintained by third-party cloud service providers particularly for the operation of our games outside of China mainland. We do not control the operation of these providers or their facilities, and the facilities are vulnerable to damage, interruption or misconduct. Unanticipated problems at these facilities could result in lengthy interruptions in our services. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our business or reputation or we could be required to retain the services of replacement providers, which could increase our operating costs.

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

We also could be subject to copyright, defamation and other claims based upon user-generated content that is accessible on the NetEase websites or other online and mobile platforms such as content and materials posted or uploaded by users on message boards, online communities, voting systems, e-mail, chat rooms or our other online and mobile platforms including our music streaming platform, NetEase Cloud Music, and our portal and related mobile app, Wangyi Xinwen. By providing technology for hypertext links to third-party websites, we may be held liable for copyright, trademark or other violations by those third- party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase web-based e-mail services could seek damages from us for:

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

From time to time and as of December 31, 2024, we held assets consisting of a significant amount of Chinese banking instruments that have the characteristics of and are referred to as time deposits for purposes of U.S. financial reporting. Our time deposit holdings are of varying maturities, but primarily maturities of less than 12 months, which we hold for a variety of cash management-related purposes. We consider our time deposits with maturities of less than 12 months as “cash items” for purposes of Rule 3a-1 under the Investment Company Act, which we believe is the correct treatment of such assets, and, as such, we satisfy Rule 3a-1’s 45% asset test described above as of December 31, 2024. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which time deposits of the type we hold may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff may not agree with the treatment of such time deposits as cash items. If all of our time deposits, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2024 investment securities exceeding 45% of the value of our total assets, exclusive of U.S. government securities and cash items, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

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

RISKS RELATED TO OUR CORPORATE STRUCTURE

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future regulatory actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of NetEase. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

Although we have been advised by our PRC counsel that these contractual arrangements are valid and binding under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. In addition, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, if the PRC government finds that our contractual arrangements do not comply with the existing or future restrictions on foreign investment, or if the PRC government otherwise finds that we, the VIEs or any of their subsidiaries are in violation of the existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. Moreover, new PRC laws, regulations and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these penalties results in our inability to direct the activities of VIEs, our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the VIEs and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs and ordinary shares to significantly decline in value or become worthless. Please also see the below risk factors “—Our current corporate structure and business operations may be affected by the Foreign Investment Law.” and “— Risks Related to Doing Business in China—The Chinese government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.”

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

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

Since PRC laws prohibit or restrict foreign equity ownership in certain types of businesses in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their nominee shareholders to operate our business in China. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and the VIEs are owned by shareholders whose interests may differ from ours and those of our shareholders because they own a larger percentage of such companies than of our company. These VIEs or their ultimate shareholders could violate our arrangements with them by, among other things, failing to operate and maintain the NetEase websites and other online and mobile platforms, or their various businesses in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from us. If these companies or their ultimate shareholders violate our agreements with them, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under the PRC laws. In the event we are unable to enforce these agreements, or suffer significant delay or other obstacles in the process of enforcing these agreements, and may materially and adversely affect our results of operations and financial position.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of February 28, 2025, approximately 45.8% of our total outstanding shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

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

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure.” As a result, our company’s primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with the VIEs and their respective shareholders in a manner that would adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our China mainland subsidiaries and the VIEs are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” Any limitation on the ability of our China mainland subsidiaries and the VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

We have launched numerous mobile games in global markets since 2015 and also offer certain other services outside of China. Any deterioration of political relationships between China and other foreign jurisdictions may result in bans or restrictions that could impact our products. As a result, China’s political relationships with other countries in which our services are available may affect our business operations. For instance, in September 2020, after heightened tensions between China and India over the disputed Himalayan mountain border, the government of India announced the ban of 118 mobile applications of Chinese origin, including several of our products. In addition, in August 2020, then U.S. President Trump issued an executive order blocking TikTok and WeChat from processing transactions for U.S. citizens and from being downloaded in U.S. app stores due to national security concerns. In January 2021, he also prohibited transactions between U.S. persons and eight Chinese applications, including AliPay and QQ. In June 2021, former U.S. President Biden rescinded these two executive orders and directed the U.S. Commerce Department to monitor software applications that could affect U.S. national security and make recommendations. In October 2021, the U.S. Commerce Department submitted an initial set of recommendations on data scrutiny. In April 2024, former President Biden signed into law certain measures requiring TikTok owner ByteDance to sell TikTok or face a total ban in the U.S. The law was subsequently upheld by the U.S. Supreme Court in January 2025. In January 2025 and subsequently in April 2025, President Trump granted TikTok two 75-day extensions to comply with the law. Although the foregoing executive orders or actions are not directed at our services and the ban in India has not materially impacted our online games services revenue, there can be no assurance that the deterioration of political relationships between China and other foreign jurisdictions will not result in further bans or restrictions that could impact our products.

Changes in government regulation of the telecommunications and internet industries in China may result in our having to obtain additional licenses or other governmental approvals to conduct our business, both of which may restrict our operations.

The telecommunications and internet industry, including ICP services and online games, is highly regulated by the Chinese government. In addition, the telecommunication and internet-related laws and regulations are relatively new and constantly evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations in this area.

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

With respect to our internet portal and related mobile app, the CAC’s Provisions for the Administration of Internet News Information Services, which became effective from June 1, 2017, expressly prohibit any Sino-foreign equity joint venture or cooperative joint venture or any foreign-funded enterprise to conduct internet-based news information services. We believe we are in compliance with such requirement because our internet portal and related mobile app business is conducted through the contractually controlled VIEs that are PRC entities. Additionally, in accordance with the Several Opinions on the Introduction of Foreign Capital to the Culture Sector (Wen Ban Fa [2005] No. 19) issued by the MOC on July 6, 2005, foreign investors (excluding Hong Kong and Macau) are prohibited from establishing or operating internet-based cultural institutions. We believe we are in compliance with this requirement because we operate our other innovative businesses and other services through the contractually controlled VIEs.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. We cannot predict how such regulations will be interpreted and applied. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs and ordinary shares. The PRC government has recently indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.”. Subsequently, CAC, NDRC, MIIT and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures and CAC issued the Data Security Regulations which further strengthened the cybersecurity review measures. For example, the Cybersecurity Review Measures require that any network platform operator which has personal information of more than one million users and is going to be listed abroad, is subject to cybersecurity review. For more details, please see “—Risks Related to Our Operations Overall—We are subject to a variety of laws and other obligations regarding data security and personal information protection in China, and our failure to comply with any of them could result in claims, complaints or proceedings against us by governmental entities, individuals or others and could harm our public image and reputation, which could have a material adverse effect on our business, results of operations and financial condition.”

In addition, on February 17, 2023, CSRC issued a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Filing Rules”) which came into effect on March 31, 2023. The Filing Rules regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. The Filing Rules apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds and other equity securities that are offered and listed overseas, and we may be required to submit filings to the CSRC in connection with future issuances of our equity securities to foreign investors. In order to support domestic companies’ overseas securities offering and listing pursuant to PRC laws and regulations, as a supplement to the Trial Measures, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023, according to which, a domestic company that seeks overseas offering and listing and the securities companies and securities service providers that undertake relevant businesses must institute a sound confidentiality and archives administration system, and take necessary measures to fulfil confidentiality and archives administration obligations. For more information with respect to the Filing Rules and the Confidentiality and Archives Administration Provisions, see Item 4.B. “Information on the Company—Business Overview—Government Regulations—Regulations Relating to Overseas Listing.” As the Filing Rules and the Confidentiality and Archives Administration Provisions are relatively new, there are uncertainties with respect to their interpretation and implementation.

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

On December 22, 2023, the NPPA publicly solicited opinions on the Draft Administrative Measures for Online Games, which provide for rules on the distribution, trading and trading enterprises of online game coins, as well as rules on the distribution and trading of virtual items for online games, including, among other things, (i) trading of online game coins shall be conducted via real-name digital RMB wallets, and (ii) online game publishers and operators shall not exchange the virtual props of online games acquired by users into legal tender. As of the date of the filing of this annual report, the Draft Administrative Measures for Online Games have not been formally adopted. It remains unclear whether a formal version will be adopted in the future and whether the adopted formal version (if any) will have any further material changes, and it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

Information displayed on, retrieved from or linked to the NetEase websites and other online and mobile platforms may subject us to claims of violating PRC laws.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among other things, violates PRC laws and regulations, impairs the national security of China, is obscene, superstitious, defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase websites and other online and mobile platforms could result in significant penalties, including a temporary or complete cessation of our business.

Multiple organizations are involved in the administering of such regulations, including the Propaganda Department of the Chinese Communist Party, which has been given the responsibility to censor news published in China to ensure a particular political ideology, and the CAC, which has been given the responsibility to protect, supervise and administer cyber security issues in China. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their media and the actions of subscribers and others using their systems. The Ministry of Public Security has also from time to time prohibited the distribution over the internet of information which it believes to be socially destabilizing. In addition, the NRTA is involved in the supervising, administering and reviewing of the content and quality of radio and television programs and internet audio-visual programs. The MOCT is involved in guiding and administering the literary and artistic undertakings and artistic creation and production. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, the Administrative Provisions on Mobile Internet Applications Information Services, which were issued by CAC on June 14, 2022 and became effective on August 1, 2022, require the application providers not only to establish sound information content review and management mechanism, establish sound management measures such as user registration, daily inspection and emergency disposal, but also to conduct security assessments in accordance with Chinese laws before launching new technologies, new applications and new functions with the attribute of public opinions or capable of social mobilization.

The Ministry of Public Security has the authority to require any local internet service provider to block any website maintained outside China at its sole discretion. The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. We may be liable under any of these pronouncements for content and materials posted, uploaded or transmitted by users on our platform. User-generated content is accessible on the NetEase websites and our other online and mobile platforms including Wangyi Xinwen and NetEase Cloud Music, such as content and materials posted or uploaded by users on message boards, online communities and social networking platforms. We have implemented an efficient and thorough content screening and monitoring mechanism for NetEase Cloud Music and our other platforms which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. Recently, PRC governmental authorities have tightened regulations on online content. For example, in 2024, the CAC launched the “Clear and Bright” campaign to rectify a variety of online misconduct, such as misconduct in the field of online live streaming, generative AI services and internet news information services. If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations relating to internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

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

In recent years, the SAMR has imposed administrative penalties in a number of anti-monopoly cases in the internet industry, and the regulatory environment for anti-monopoly in the internet industry has been entering into a phase of normalized regulation and control. Given the uncertainties of the interpretation and implementation of the Anti-Monopoly Guidelines and the newly amended Anti-Monopoly Law and considering the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we may be required to make expenditures and adjust our business practice to comply with existing or future laws and regulations, which may increase our costs and limit our ability to operate our business. In addition, failure or perceived failure to comply with Anti-Monopoly Guidelines, and the newly amended Anti-Monopoly Law or other anti-monopoly related laws and regulations may result in investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial conditions and results of operations.

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

We currently operate an online payment platform used by both distributors of our prepaid points and end-users of our online services, which requires a permit under the Measures for the Administration of Non-financial Institutions Engaging in Payment and Settlement Services issued by PBOC on June 14, 2010. In addition, on December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Internet Payment Services of Non-bank Payment Institutions, or the PBOC Notice 43, which took effect on July 1, 2016. According to the PBOC Notice 43, a payment institution is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients. Pursuant to the PBOC Notice 43, a payment institution may not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services. In addition, a payment institution is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client. On January 19, 2021, the PBOC issued the Measures for Deposit and Management of Customer Reserve Funds by Non-bank Payment Institutions, or the Measures for Customer Reserve Funds, which became effective on March 1, 2021. The Measures for Customer Reserve Funds define “Clients’ Reserves” as funds actually received by non-bank payment institutions when processing payments for clients and payable upon clients’ order, which must be fully deposited by the non-bank payment institutions into a dedicated deposit account held in the custody of banking institutions. The Measures for Customer Reserve Funds standardize the centralized deposit and management business of customer’s reserves after centralized deposit of reserves, further refine the provisions on deposit, use and transfer of reserves, clarify the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions and reserve banks, set punishment standards for violations of customer’s reserves and promote the development of the industry. On September 2, 2022, the Standing Committee of the National People’s Congress promulgated the Anti-Telecom and Online Fraud Law of the PRC, effective on December 1, 2022, which requires that non-bank payment institutions, together with banking financial institutions, must establish a customer due diligence system during the opening of bank accounts and payment accounts and the provision of payment and settlement services for customers, and during the existence of the business relationship with customers, identify the beneficial owners and take appropriate risk management measures to prevent the use of bank accounts and payment accounts for telecom or online fraud according to relevant laws. On December 9, 2023, the State Council promulgated the Regulation on Supervision and Administration of Non-bank Payment Institutions, which will become effective on May 1, 2024, to provide principal rules for regulating activities of non-bank payment institutions, such as implementing access management of the non-bank payment institutions by specifying certain access requirements and reinforcing management systems with respect to payment accounts, reserve funds and payment instructions. On July 9, 2024, the PBOC issued the Detailed Rules for the Implementation of the Regulation on Supervision and Administration of Non-Banking Payment Institutions to further implement the Regulation on Supervision and Administration of Non-bank Payment Institutions. On November 11, 2024, the Standing Committee of the National People’s Congress issued the amended PRC Anti-money Laundering Law, which came into effect on January 1, 2025, to require entities such as non-bank payment institutions to fulfill the anti-money laundering obligations of financial institutions under this Law, such as reporting of large-value transactions and doubtful transactions.

We are in compliance with the PBOC Notice 43 and the recent PBOC requirements to transfer our customer reserve funds to its designated bank account, and we are also in compliance with the new regulation relating to financial transactions in all material aspects. However, we cannot predict how the regulations relating to financial transactions will evolve or be certain that we will be able to maintain compliance with all relevant regulations at a reasonable cost. Any inability to continue operating our current online payment platform would likely materially and adversely affect the operation and profitability of our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, decided legal cases under the civil law system may be cited for reference but have less precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 50 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, many of these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, the PRC legal system is based in part on government policies and China mainland is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China mainland, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

A number of our China mainland subsidiaries, such as Boguan, NetEase Hangzhou and certain other subsidiaries, enjoyed preferential tax rates of 15.0% for 2022, 2023 and 2024 by being recognized as an HNTE. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Income Taxes.”

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

If we were considered a “resident enterprise”, we would be subject to the EIT rate of 25.0% of our global income, and as a result, the amount of dividends we can pay to our shareholders could be reduced. We believe that none of NetEase, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We cannot confirm whether we will be considered a “resident enterprise” because the implementation rules are unclear at this time.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2022, 2023 and 2024, the value of the Renminbi depreciated by approximately 7.6%, 2.9% and 2.7% against the U.S. dollar, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government.

Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ordinary shares or ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. dollar denominated loans or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. For example, we experienced RMB1.6 billion and RMB255.4 million net foreign exchange gains in 2022 and 2024, respectively, and we experienced a RMB133.0 million net foreign exchange loss in 2023, which were mainly due to the fluctuation of the exchange rate of the RMB against the U.S. dollar. Theses fluctuations had a significant effect on our profit and our cash dividend.

Regulation on currency exchange may limit our ability to utilize our revenues effectively.

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

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future regulations on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

In addition, foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, any transfer of funds from us to any of our China mainland subsidiaries or the VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our China mainland subsidiaries or the VIEs will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance the operations of our China mainland subsidiaries or the VIEs by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. Any future restrictions imposed by SAFE or tightened foreign exchange regulation by SAFE as a matter of practice may adversely affect our ability to utilize our revenues effectively and pay dividends to our shareholders.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed China mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

On February 21, 2025, U.S. President Donald J. Trump issued the “America First Investment Policy,” which mandates that the U.S. administration will, among other things, assess if adequate financial auditing standards are upheld for companies covered by the HFCAA and review the use of VIE structures by companies from designated “foreign adversaries,” including the PRC, to evaluate potential risks to U.S. investors. While specific implementation measures have not yet been announced, we may be subject to heightened scrutiny under the America First Investment Policy given that we conduct our operations in China utilizing VIE structures. If U.S. authorities determine that our auditing practices are insufficient or that our VIE structure poses risks to investors, we could be subject to increased compliance obligations, regulatory penalties or trading restrictions. Such actions and increased compliance costs could adversely affect our business operations and the value of our securities.

The trading price of our ADSs and shares has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or shares.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our shares, likewise, can be volatile for similar or different reasons. For example, the trading prices of our ADSs ranged from US$75.85 to US$114.50 per ADS in 2024 and the trading prices of our ordinary shares ranged from HK$117.10 to HK$180.50 per ordinary share in 2024. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies that have listed their securities in Hong Kong and/or the United States, may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our shares and/or ADSs may be adversely and materially affected, regardless of our actual operation performance.

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

As a company listed under Chapter 19C of the Hong Kong Listing Rules, we have adopted different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. We are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among other things, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations.

In addition, we have been granted a number of waivers and/or exemptions from strict compliance with, among other things, the Hong Kong Listing Rules and the SFO. We have also been granted a ruling from the Securities and Futures Commission of Hong Kong, as a result of which the Takeovers Codes do not apply to us. Therefore, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. However, if 55% or more of the total worldwide trading volume, by dollar value, of our shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs. On December 19, 2022, we were removed from Nasdaq-100 Index, which may cause a reduction in the holdings of our ADS by some institutional investors on NASDAQ. As a result, there may be an increase in the proportion of our total worldwide trading volume taking place on Hong Kong Stock Exchange, and this in turn will increase our risk of losing our ability to enjoy exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you may face in protecting your interests. In addition, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023, according to which, overseas securities regulators and competent overseas authorities may request to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing or from the domestic securities companies and securities service providers that undertake relevant businesses for such domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. As the Confidentiality and Archives Administration Provisions are relatively new, there are uncertainties with respect to their interpretation and implementation.

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

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. We have not obtained any opinion of counsel or any rulings from the U.S. Internal Revenue Service, or the IRS, regarding our status as a PFIC. The PFIC determination is highly fact-intensive and made at the end of each taxable year. We hold and may continue to hold a substantial amount of cash and cash equivalents. In addition, the value of our assets, including goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects. For these reasons, there can be no assurance that we were not a PFIC in any prior taxable years and will not be a PFIC in the current taxable year or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, U.S. investors would be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our ADSs or ordinary shares and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or the QEF, election if we are classified as a PFIC. Investors should consult their tax advisors regarding all aspects of the application of the PFIC rules to our ADSs or ordinary shares.

If we are a PFIC in any year with respect to a U.S. investor, the U.S. investor will generally be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. investors will be required to file an annual information return (also on IRS Form 8621 or other then applicable IRS Form or statement) relating to their ownership of our ADSs or ordinary shares. U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

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

Our key business milestones are summarized below:

● Founding of our business	1997

● Launch of free web-based e-mail services, and business model shifted from software development to internet technology with the launch of our NetEase website (“www.163.com”)	1998

● Launches of advertisement services, online platforms, online shopping malls, and other internet services in China	1999

● Listing on Nasdaq on June 30	2000

● Introduction of fee-based premium services and online entertainment services, including online games, wireless value-added services and other subscription-type services	2001

● Launch of our first PC-client MMORPG game, Westward Journey Online, our widely popular in-house developed game series	2001

● Launch of our Fantasy Westward Journey series, our second widely popular original game series	2004

● Founding of Youdao, our intelligent learning and advertising solutions provider	2006

● Launch of NetEase Cloud Music, our music streaming platform	2013

● Launch of our first mobile game, the mobile version of Fantasy Westward Journey II	2013

● Launch of Yanxuan, our e-commerce business	2016

● Listing of Youdao on the New York Stock Exchange on October 26	2019

● Listing on the Hong Kong Stock Exchange on June 11	2020

● Listing of NetEase Cloud Music on the Hong Kong Stock Exchange on December 2	2021

Our principal capital expenditures for 2024, 2023 and 2022 consisted mainly of expenditures related to our new office buildings in Shanghai and Hangzhou in China and the acquisition of new servers in connection with the operation of our business for a total of approximately RMB1.3 billion, RMB2.3 billion and RMB2.1 billion, respectively.

As of December 31, 2024, we had capital expenditure commitments of RMB632.3 million (US$86.6 million) for 2025 and thereafter, which primarily consist of commitments made in connection with the construction of new office buildings in Shanghai, Hangzhou and other cities.

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

The diagram below summarizes our corporate structure as of March 31, 2025 and identifies the subsidiaries and the VIEs that together are representative of our major business units, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and other representative subsidiaries:

NetEase, Inc.
(holding company; Cayman Island)
100% (through intermediate holding entity)
57.1%
61.2%
Hong Kong NetEase Interactive Entertainment Limited (holding company; Hong Kong)
Youdao, Inc. (holding company; Cayman Island)
NetEase Cloud Music Inc. (holding company; Cayman Island)
100% (through intermediate holding entity)
100% (through intermediate holding entity)
100% (through intermediate holding entity)
100% (through intermediate holding entity)
Outside China mainland
Inside China mainland
NetEase (Hangzhou) Network Co., Ltd. (technical and consulting services)
Guangzhou Boguan Telecommunication Technology Co., Ltd. (technical and consulting services)
NetEase Youdao Information Technology (Beijing) Co., Ltd. (technical and consulting services)
Hangzhou NetEase Cloud Music Technology Co., Ltd. (technical and consulting services)
Hangzhou NetEase Yanxuan Trading Co., Ltd. (e-commerce services)
Hangzhou NetEase Leihuo Technology Co., Ltd. (mobile games)(1)
Guangzhou NetEase Computer System Co., Ltd. (operates NetEase websites and various online and other services)(2)
Beijing NetEase Youdao Computer System Co., Ltd. (various online intelligent learning services)(3)
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

Our Game Library

Mobile games

Mobile games have gained increasing popularity and an expanding user base as internet users in China and across the world rely more and more on mobile devices to access the internet. We are one of the largest mobile game providers globally in terms of game revenue, offering around 100 mobile games of various genres as of December 31, 2024, including in-house developed and licensed MMORPGs, casual games, shooting games, racing simulations, CCGs, battle arena games and SLGs, as well as other types of games.

To date, the majority of our most popular mobile games are in-house developed games. We have launched the mobile versions of our in-house developed flagship titles, including the Fantasy Westward Journey and Westward Journey Online mobile games. We distribute our mobile games through partnerships with major Android- and iOS-based application stores in China, as well as our proprietary platforms. We offer a variety of in-game virtual items that players can purchase, including avatars, skills, privileges and other in-game consumables, features and functionalities.

The table below sets forth certain of our major in-house developed mobile games:

Game	Genre	Date of Initial Launch
Mobile Version of Fantasy Westward Journey II	Turn-based MMORPG	July 2013
Fantasy Westward Journey mobile game	Turn-based MMORPG	March 2015
Westward Journey Online mobile game	Turn-based MMORPG	September 2015
Infinite Borders	SLG	October 2015
The mobile version of Ghost	Real-time MMORPG	May 2016
Onmyoji	CCG & RPG	September 2016
Knives Out	Battle Arena	November 2017
Identity V	Battle Arena	April 2018
LifeAfter	Cooperative Survival RPG	November 2018
Fantasy Westward Journey H5	MMORPG	June 2020
Eggy Party	Casual Party Mobile Game	May 2022
Diablo® Immortal™*	MMO Action-RPG	June 2022
Racing Master*	Racing Simulation	June 2023
Justice mobile game	MMORPG	June 2023
Dunk City Dynasty	Basketball	August 2023
Naraka: Bladepoint mobile game	Action Battle Royale	July 2024

* Diablo® Immortal™ and Racing Master were co-developed with Blizzard and Codemasters, respectively.

PC games

We launched our first PC based MMORPG, Westward Journey Online, in December 2001. Subsequently, we launched Westward Journey Online II in August 2002 and our second original PC based MMORPG, Fantasy Westward Journey, in January 2004. Westward Journey Online II and Fantasy Westward Journey were upgraded to Westward Journey Online 2 and Fantasy Westward Journey Online in 2013. Both game series remain popular with gamers today as a result of continued content updating and innovation in play modes over the past two decades. On Steam’s Best of 2024 games list, Naraka: Bladepoint and Once Human were named as “Top Seller” and “Most Played” games.

PC game players can purchase prepaid points to pay for game playing time, virtual items and other fee-based services that enhance their playing experience such as special powers, costumes, weapons and other accessories. We regularly introduce new virtual items and other fee-based services, as well as change the features of virtual items based on player feedback, market trends and other factors.

The table below sets forth our major in-house developed PC games:

Game	Genre	Date(s) of Launch and Major Upgrade
Westward Journey Online 2 (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	August 2002 September 2013
Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II)	2D MMORPG, classical Chinese setting	January 2004 July 2013
Tianxia III	3D MMORPG, classical Chinese setting	October 2011
New Ghost (a new version of Ghost II)	2.5D MMORPG, classical Chinese setting	April 2012 September 2015
Justice	3D MMORPG, classical Chinese setting	June 2018
Naraka: Bladepoint	Action Battle Royale	July 2021
Once Human*	Survival\Open-world\Crafting	July 2024
Marvel Rivals	Shooting	December 2024
Where Winds Meet*	Open-world action-adventure RPG	December 2024

* Once Human and Where Winds Meet are cross-platform games which are available both on PC and mobile devices.

Licensed Games

In addition to our in-house developed mobile and PC games, we also offer games licensed from other international game developers, including Blizzard and Microsoft. For further details, see Item 4.B. “Information on the Company—Business Overview—Our Services—Games and Related Value-added Services—International Partnerships.” Revenues from licensed games accounted for 9.5%, 4.6% and 7.4% of our total revenues in 2022, 2023 and 2024, respectively.

Global Presence

We continue to advance our games and make inroads that expand our reach in overseas markets. We have launched numerous mobile games in global markets since 2015. Our mobile game, Knives Out, has remained popular in Japan since its launch in 2017 and ranked No.1 and No.2 in Japan’s iOS grossing chart in 2023 and 2024, respectively. We also launched Identity V and Racing Master in Japan in 2018 and 2024, respectively, further evidencing our potential to operate a diverse range of games in overseas markets over the long term. In addition to our success in Japan, we have expanded our footprint across more regions. We launched Naraka: Bladepoint and Marvel Rivals globally in 2022 and 2024, respectively.

We have also strengthened our global R&D capabilities by launching or acquiring overseas game studios in North America, Japan and Europe and working with top international game developers.

International Partnerships

Building on our strong in-house content development capabilities, we have formed strategic partnerships and collaborations with world-famous game studios and content owners. As a leader in online games in China, we have successfully partnered with leading international game studios and content owners with our development and operational capabilities, such as Blizzard, Marvel and Microsoft, to co-develop and/or operate games in China and abroad. In addition, we established a series of IP collaborations with various third parties.

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

We have also co-developed and successfully launched Diablo® ImmortalTM, an MMO action-RPG, with Blizzard in 2022 and entered into a license agreement with Marvel in May 2019 to operate original entertainment content based on internationally beloved Marvel characters and stories. In 2019, we launched in the PRC Sky which is an award-winning adventure mobile game featuring unique graphics and gameplay that we have licensed from thatgamecompany, Inc.

In addition, in May 2016, we entered into an exclusive agreement with Microsoft, pursuant to which Microsoft agreed to license both the mobile and PC versions of Minecraft to us for operation in China until 2022. The term of such license was extended in 2019 and further renewed in 2023.

We continue to establish and deepen collaboration with other leading international game studios, including entering into a joint development agreement with Codemasters, a leading United Kingdom game studio focusing on racing games. In conjunction with Codemasters, we launched Racing Master, a real-time simulation racing game that has gained widespread acclaim in Hong Kong, Macau, Taiwan, China mainland and Japan.

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

Related Value-added Services

The related value-added services include a live streaming service and other related or ancillary value-added services related to games, such as the sales of game-themed merchandise.

Intelligent Learning and Advertising Solutions Provider – Youdao

Youdao’s Products and Services

Youdao is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, which operates in China and a number of overseas markets. We founded Youdao in 2006 and launched the flagship Youdao Dictionary in 2007, which remains the top language app in China in terms of MAUs. Youdao has experienced rapid growth since its founding and completed its public listing on the New York Stock Exchange in October 2019.

Building on the early success of Youdao Dictionary, we have attracted a massive user base, built a strong brand, and expanded into a broad range of products and services addressing people’s lifelong learning needs, including learning services, AI-driven subscription services and smart devices. Youdao historically offered a major portion of its learning services through its Academic AST Business, but it disposed of such business in 2021 in order to comply with applicable PRC regulatory requirements adopted by the PRC government. Leveraging its strong course and content development capabilities, Youdao continues to develop online learning services, which mainly include digital content services, STEAM courses, and adult courses, such as China University MOOC. Youdao’s smart devices seamlessly integrate advanced AI algorithms and data analytics which supplement its online learning services and further enhance the user experience and efficiency.

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

Online Learning. We have developed a comprehensive offering of learning services catering to the diverse learning needs of different age groups. Our learning service offerings primarily consist of (i) digital content services, (ii) STEAM courses, and (iii) adult courses, such as China University MOOC.

●	Digital Content Services. In 2022, we launched digital content services with interactive learning features, primarily including Youdao Lingshi and Youdao Literature. For example, within Youdao Lingshi we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with learning performance assessments, personalized exercise banks and quizzes, customized learning planning, and live streaming counselling services to enhance their learning performance. Youdao Lingshi also adopted a small-size class format to improve students’ learning experience and efficiency. In 2024, we upgraded Youdao Lingshi with a tiered teaching approach tailored to individual learning needs and capabilities. In addition, our video tutorials break down complex topics into manageable segments to help students achieve better learning results.
●	STEAM Courses. Our current STEAM courses primarily include computer coding courses and other STEAM courses. We have transitioned from a large-class format to smaller, more focused sessions, ensuring a more personalized and engaging learning experience for students.
●	Adult Courses. Our adult courses primarily include China University MOOC. MOOC stands for “massive open online course,” which is a course designed to offer free or low-cost access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the MOE, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China.

AI-driven Subscription

●	Youdao Dictionary. Launched in 2007, Youdao Dictionary is Youdao’s first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool with 44.5 million MAUs in 2024. As of December 31, 2024, Youdao Dictionary offered over 560 million entries across 109 languages.
●	AI-based Learning Tools. We launched Confucius, our own large language model (LLM), in 2023, which is China’s first LLM specifically designed for the education sector. Powered by Confucius, we also launched Hi Echo, an AI-driven virtual English-speaking tutor, and Mr. P AI Tutor, a conversation-based tool designed with real-time and multi-modality learning features across major subjects for students. To enhance Mr. P AI Tutor’s in-depth analytical reasoning capabilities, we recently integrated it with DeepSeek-R1 and Confucius models to deliver more intuitive, responsive and cost-efficient services to users.
●	Other AI-driven Subscription. Other AI-driven subscription primarily include (i) Youdao Desktop Translation, a leading desktop dictionary tool primarily for Chinese users; (ii) U-Dictionary, an online dictionary and translation app offered in overseas market; (iii) iRecord, an audio transcription tool based on LLM capabilities; (iv) LectMate, a simultaneous interpretation software for study-abroad lecture scenarios; (v) iArch, an AI home design software; (vi) Baby Genius, an AI baby generator; and (vii) One Translate Translator, a translation tool for travelers.

Online Marketing Services. We offer online marketing services through different formats of advertisement, including banners, text links, videos, logos, buttons and rich media. Our online marketing services primarily consist of performance-based advertising services and global marketing and promotion services.

●	Performance-based Advertising Services. Our domestic online marketing services focus on performance-based advertising. Our performance-based advertising services provide comprehensive advertising services which feature AI-based data mining and application. In 2024, leveraging our advanced AI technology and enhanced data infrastructure, we upgraded our Real-Time API (RTA) technology capabilities, which broadened our client base and expanded the range of applications.
●	In addition, leveraging our advancements in AI, we have developed an advanced advertising large language model (LLM) designed for versatile applications across various marketing scenarios. Furthermore, our AI-driven model improves conversion efficiency by continuously refining advertisement strategies through data-driven insights and performance analytics. We further strengthen the role of AI in advertising efficiency through deepening the integration of advanced data analysis and algorithm optimization.
●	Global Marketing and Promotion Services. We also offer Youdao Ads, a global leading digital marketing solution for brand expansion in global markets, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and e-commerce live.

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

●	Youdao Dictionary Pen. In July 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. With our NMT and OCR technologies, users can simply scan the words and the screen will instantly display the translations and definitions of the words without connecting to the internet. We launched Youdao Dictionary Pen X6 Pro and Youdao Dictionary Pen S6 in August 2023. Youdao Dictionary Pen X6 Pro, Youdao’s flagship product, is equipped with an AI grammar instruction application and digital human language coach, Hi Echo, powered by our Confucius LLM. We launched Youdao Dictionary Pen X7 in July 2024, featuring our proprietary AI-powered applications, Hi Echo and Mr. P AI Tutor. In addition, we launched Youdao Dictionary Pen A7 Pro in January 2025, which enables instant scanning and translation, and Youdao SpaceOne, a brand-new dictionary pen equipped with the DeepSeek reasoning model, delivering in-depth analytical reasoning capabilities and providing clear guidance for complex problem-solving scenarios.
●	Youdao Listening Pod. Building on our AI-adaptive learning technology, in September 2021 we launched Youdao Listening Pod, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With Youdao Listening Pod, users can study natural pronunciation by listening and reading over 30,000 recording clips of training content, interact and communicate live with AI-powered chat bots and practice on mock questions to score their English listening and speaking capabilities. In August 2023, we launched Youdao Listening Pod Pro, which features improved hardware functionality, such as an enhanced CPU and microphones. Our Youdao Listing Pod Pro customizes English listening content to cater to learners’ specific needs at various stages, leveraging our AI dialogue functions powered by Confucius LLM. In 2024, we launched Youdao Listening E6 Pro, which incorporates Hi Echo to optimize the user experience.

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

Online Music Platform – NetEase Cloud Music

NetEase Cloud Music’s Products and Services

We founded NetEase Cloud Music in 2013 and launched the iconic cornerstone product, NetEase Cloud Music, in the same year. NetEase Cloud Music experienced rapid growth since its founding and completed its public listing on the Hong Kong Stock Exchange in December 2021.

Over the years, NetEase Cloud Music has built a large-scale, robust and rapidly growing business to provide community-centric online music services and social entertainment services to users. Leveraging NetEase Cloud Music, and ancillary, social entertainment products, it empowers music enthusiasts with a wide variety of technology-driven tools to discover, enjoy, share and create diverse music and music-inspired content and to interact with each other.

NetEase Cloud Music generates the majority of the revenue from its music platform through the sales of membership subscriptions for its online music services and sales of virtual items for its social entertainment services. To diversify its revenue streams, NetEase Cloud Music has also been actively developing other monetization channels, such as the provision of advertising services, sales of digital albums and songs, copyright sublicensing and music-inspired services.

Online Music Services

NetEase Cloud Music provides a number of membership subscription packages for users to enjoy high-quality streaming access to our catalogue of music tracks (including both licensed music and in-house original music) and long-form audio content such as podcasts, audio books and radio dramas, and provide users with services that allow them to purchase access to certain new digital music albums and singles. In addition, NetEase Cloud Music offers advertising services for both brand advertisers and performance-based advertisers and sublicense certain of its licensed music content to other parties, including other online music platforms. NetEase Cloud Music has put ongoing efforts into elevating users’ experience in terms of personalized content recommendations, and creating a music centric community to encourage user interactions.

Social Entertainment Services and Others

As the size and engagement level of its online music services’ user base continues to grow, NetEase Cloud Music also provides music-inspired social entertainment services, which include its live streaming services and social networking platforms. NetEase Cloud Music generates revenue from sales of virtual items. Users can purchase virtual items to gift to live streaming performers as a way to show support and appreciation for their performance or send the virtual items to other users on the social networking platforms for better interaction and social networking experience. NetEase Cloud Music also generates revenue from providing membership and value-added services on its social networking platforms. Other revenue sources primarily include movie soundtrack production and ticketing services for offline music events.

Technological-driven Music Experience

NetEase Cloud Music needs to ensure that it can deliver a satisfying music experience consistently at scale by continuously innovating and improving its platform and investing in R&D. Our advanced data analytics and other capabilities lay the foundation for the platform’s personalized content recommendations, assisted content creation, interactive social functions and other powerful features that optimize the user experience and realize the unique value of our diverse content. For example, our NetEase Music Audio Lab developed an audio melody extraction solution that broke three world records at the Music Information Retrieval Evaluation eXchange, or MIREX, in 2020. In addition, with its strong music recognition ability, the lab’s “robust fingerprinting algorithm” achieved the second-best performance in the task of “audio fingerprinting” since MIREX launched this competition in 2014, representing a significant improvement in recognition rate.

Other Innovative Business and Services

We derive our innovative businesses and others revenues primarily from Yanxuan, advertising services, premium e-mail and other value-added services.

Yanxuan

Yanxuan, our private label consumer lifestyle brand, was established in 2016. Starting with the development of a well-designed towel, Yanxuan has always focused on optimizing the user experience of its products and improving the lives of consumers in China through simple, practical, comfortable and elegant designs. Over the past years, Yanxuan has gradually evolved into a lifestyle brand favored by younger generations from all walks of life.

Yanxuan offers products in a wide range of categories, including home life, clothing, shoes, bags, gourmet food, drinks, pet food and supplies, personal care and cleaning products, among other things. Yanxuan pursues the brand concept of “thoughtfully curated products for mindful moments,” which is an extension of NetEase’s overall “user-first” attitude towards its services and products. Yanxuan continuously evaluates the needs and wants of its users and searches around the world to identify and cooperate with the best suppliers available. By better understanding customers’ needs and participating in the production process, Yanxuan can provide customers with competitive prices, excellent quality and quality customer service.

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

IT Infrastructure

Our infrastructure and technology have been designed for reliability, scalability and flexibility and are administered by our technical staff. Our NetEase websites and other online and mobile platforms are made available primarily through network servers co-located in the facilities of the respective affiliates of China Telecom, China Unicom and China Mobile, as well as our self-built Gui’an Data Center. We also utilize certain cloud-based servers maintained by third parties such as Google Cloud Platform.

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

NetEase Cloud Music

NetEase Cloud Music primarily relies on word-of-mouth referrals and benefits from its high-quality music content, social networking functions and strong brands to attract users to its platforms. Besides word-of-mouth, NetEase Cloud Music engages in various marketing and promotional initiatives to promote its brand and increase its user base, including, for example, by partnering with key opinion leaders, holding various marketing campaigns and implementing new technologies and introduce new features to improve user experience.

Innovative Businesses and Others

For our innovative businesses and other online services, content and services are generally provided through mobile applications or their respective websites. Users purchase our services either at a pre-determined package rate or on an item-based basis. We attract users through a variety of channels, such as our online and offline advertising channels. We also offer our customers special pricing discounts in connection with promotion activities and strive to expand our products selection to attract more visitors. Advertising services are conducted through our dedicated advertising services sales force, or through online advertising sales networks and advertising agencies.

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

Moreover, Youdao owns the intellectual property relating to in-house developed content used on its platform and the registrations of the core trademarks “Youdao.” NetEase Cloud Music owns the intellectual properties relating to NetEase Cloud Music and the registrations of the core trademarks “NetEase Cloud Music.” We also own the intellectual property (other than the content) relating to the NetEase websites and other online and mobile platforms, and the technology that enables online community, personalization, online games, news sharing, instant messaging, video streaming, e-commerce and other services on those platforms. We license content from various freelance providers and other content providers.

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

We have been focused on reducing education inequity and have launched several initiatives for that purpose. For example, in 2018, we launched the “One Screen” program, aiming to promote the equitable distribution of educational resources and stimulating balanced development among students from different regions. By the end of 2024, the One Screen program had provided support in the form of donations and teaching resources to over 300 schools across nine provinces and regions in China, benefiting nearly 200,000 teachers and students. In 2024, using remote, collaborative online classroom technology, the One Screen program helped students in many remote areas to achieve breakthroughs in terms of academic performance at the National College Entrance Examination. Last year, the overall university admission rate for students supported by this project was nearly 80%, and most notably, five students were admitted to Tsinghua University or Peking University.

We also provide swift and impactful aid to victims of nature disasters. In January 2025, we donated RMB8 million worth of emergency supplies to aid local emergency relief efforts in response to a magnitude 6.8 earthquake in the Xizang Autonomous Region.

We have always adhered to the vision of improving society and have conducted a series of related projects to empower county-level entrepreneurship and innovation. We helped grow the cultural tourism industry in various provinces by fusing their local cultures and commodities with new digital technologies. With Yanxuan, our e-commerce platform, we have assisted local artisans and farmers to sell their products to customers that they had never reached before. We also helped farmers and small to medium-sized enterprises in rural areas to establish their brands or upgrade their existing brands in an effort to revitalize the rural China. Moreover, the players in our games have contributed to advance the vision of social improvement. For example, in collaboration with Xinhuanet and China Social Welfare Foundation, our game Eggy Party initiated a charity project in 2024 focusing on youth health development. All proceeds from this project were converted into over 28,000 free lunches donated to children living in rural areas.

We adhere to our commitment to equality and diversity in our recruitment and career development policies. Our games division was honored with the 2023-2024 ATD Excellence in Practice Award for its long-term efforts in talent training and development, becoming the only Chinese Internet enterprise to win an award in the competition. We were also named as a member of 2023 Bloomberg Gender-Equality Index, which comprises 484 companies that are committed to gender equality in the workplace. We understand the importance and value in having a diversified workforce and currently recruit talent from various backgrounds and cultures. We have built a multidimensional talent training and development system to help employees succeed in their areas of expertise and achieve career advancement. Due to our efforts in promoting sustainable growth and employee well-being, we were listed in Forbes World’s Best Employers for 2024 and TIME World’s Best Companies 2024.

Given that the majority of our operations are conducted online, our impact on the environment is limited. We deployed carbon mitigation measures to reduce our carbon footprint and will continue to explore ways to further improve energy efficiency. For example, we implemented energy monitoring measures at our self-built Gui’an Data Center and adopted various energy-saving solutions in its operation. We choose partners with a strong commitment to carbon emission reduction in our collaboration with third-party cloud servers. Moreover, we spread green and environment-friendly concepts to the public through innovative methods. In 2024, we organized an Environmental Day focused on Carbon Neutrality at our Beijing campus, encouraging participants to explore sustainable and eco-friendly lifestyles through interactive games, hands-on activities, and upcycling projects.

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

Our network technical security measures include use of firewalls, network segmentation, network access controls and intrusion prevention systems. We also employ application security and software protection measures to protect our IT systems and the confidential information that resides in it. Additionally, we encrypt user data during network transmission and, for back-end storage, we also use various encryption technologies at the software and hardware levels to protect sensitive user data. At the enterprise level, we established a systematic and universal user account authorization and management mechanism based on which we periodically review the status of user accounts and the related authorization information. We periodically perform security configuration assessments on our databases and servers and implement procedures for system log management. Processing of and access to user data is also subject to strict assessment and approval procedures in order to safeguard against unauthorized access and processing.

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

Internal Control Risk Management

We have designed and adopted internal procedures to help ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, compliance and finance departments as well as our business units to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout the NetEase group.

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

We have in place employee handbooks and have distributed them to all our employees. The handbooks are tailored to the legal requirements of the relevant jurisdictions, but all contain rules and guidelines regarding, among other things, business ethics and compliance, anti-harassment, fraud prevention, anti-bribery and anti-corruption, conflicts of interest, and channels to report concerns. We provide employees with regular training as well as resources to explain the rules and guidelines in the employee handbooks.

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

Investment Risk Management

We invest in or acquire businesses that are complementary to our business from time to time, such as businesses that can expand the services we offer and strengthen our R&D capabilities.

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

The audit committee consists of three members, namely Grace Tang, Alice Cheng and Joseph Tong, all of whom are independent non-executive directors. Grace Tang is the chairperson of the audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Item 6.A. Directors and Senior Management.”

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

We generally do not maintain any business interruption insurance, product liability insurance, key person life insurance, or insurance policies covering damages to our network infrastructures or IT systems. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur. We also do not maintain insurance policies against risks relating to the contractual arrangements with the VIEs. In 2024, we did not make any material insurance claims in relation to our business.

PERMISSIONS REQUIRED FROM THE PRC AUTHORITIES FOR OUR OPERATIONS AND OFFERINGS

We believe our China mainland subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, except for our Online Publishing Service License which we are in the process of renewing as disclosed in Item 3.D. “Key Information—Risk Factors—Risks Related to Our Business And Industry—Risks Related to Our Games and Related Value-added Services—Any difficulties in receiving approval from the relevant government authorities for our new games or new expansion packs for, or material changes to, our existing games could adversely affect such games’ popularity and profitability,” Such licenses and permits include, among other things, Value-added Telecommunications Business Operating License, Online Publishing Service License, Internet Audiovisual Program Services License, Internet Cultural Business License, and Commercial Performance License. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation.

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

GOVERNMENT REGULATIONS

Regulations on Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law. Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On October 26, 2022, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous Encouraging Catalogue. On September 6, 2024, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), which became effective on November 1, 2024, to replace the previous 2021 Negative List. To comply with the above foreign investment restrictions and to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China, we operate in China through the VIEs. See Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure.” There remain uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

According to the 2019 PRC Foreign Investment Law, foreign investment shall enjoy “pre-entry national treatment,” which generally means that at an investment-entrance stage, foreign investment should be treated no less favorably than domestic investment, except for foreign investments in industries deemed to be “restricted” or “prohibited” in the “negative list.” The 2019 PRC Foreign Investment Law provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals. However, uncertainties still exist when it comes to interpreting or implementing the 2019 PRC Foreign Investment Law and its implementation rules. For example, the 2019 PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities. It does, however, have a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. As such, there remains a leeway for future laws to define contractual arrangements as a form of “foreign investment.” For further details, please see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Regulations on Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, issued by the State Council went into effect on September 25, 2000 and was last revised on December 6, 2024. Under the ICP Measures, any entity that provides information to internet users must obtain an operating license from the MII, or its local branch at the provincial level in accordance with the Regulations on Telecommunication Services described above.

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

On 14 June 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Application Information Services, or the APP Provisions, which emphasizes that mobile internet app providers shall comply with the relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the APP Provisions, mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

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

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. Deep synthesis technology refers to any technology utilizing generative and/or synthetic algorithms, such as deep learning and virtual reality, to produce text, images, audio, video, virtual scenes or other online content. Under these provisions, deep synthesis service providers must, among other things, (i) ensure their services do not engage in activities prohibited by applicable laws and regulations; (ii) take responsibility for information security and implement measures to address data security, personal information protection, telecom fraud, emergency response and other technical safeguards; (iii) adopt content moderation rules and use both automated and human review methods to monitor input data and synthesized results for illegal or harmful information; and (iv) implement notice and takedown procedures to deal with the publication of false, illegal or harmful information by deep synthesis users.

On July 10, 2023, the CAC and other relevant authorities promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, or the Generative Artificial Intelligence Services Measures, which became effective on August 15, 2023. The Generative Artificial Intelligence Services Measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the territory of PRC. The Generative Artificial Intelligence Services Measures provide, among other things, that the provider of generative AI services of text, image, audio or video to the general public shall, (i) assume the responsibilities as the producers of the network information contents in accordance with the law and fulfill its obligation of network information security, (ii) if personal information is involved, assume its responsibility as a personal information handler in accordance with the law and fulfill its obligation of protecting personal information, and (iii) in case of providing generative AI services with attribute of public opinions or capable of social mobilization, conduct security assessments in accordance with the relevant regulations and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. On February 29, 2024, the National Technical Committee 260 on Cybersecurity of Standardization Administration of China promulgated the Basic Security Requirements for Generative Artificial Intelligence Service as a supporting document for the Generative Artificial Intelligence Services Measures to provide specific guidelines and assessment requirements for security of generative AI services.

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

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which became effective on January 1, 2024. The Regulation on the Protection of Minors in Cyberspace specifies that the State Cyberspace Administration is responsible for the overall leadership and coordination in protecting minors in cyberspace. Moreover, any organization or individual should not perform cyberbullying towards minors. Network product and service providers should establish a sound mechanism for early warning, identification and monitoring, and handling of cyberbullying acts. Besides, more efforts should be made to protect the privacy information of minors. That said, personal information processors should strictly limit the access to minors’ personal information, and conduct personal information compliance audits. Additionally, online games, live streaming and other network service providers should reasonably restrict minors’ network service expenditure according to their age groups, as well as set and optimize rules for preventing minors from cyber addiction.

On March 14, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, which will take effect on September 1, 2025. These measures require network information service providers to include explicit or implicit labels indicating any AI-generated synthetic content. For example, content considered high risk under the Administrative Provisions on Deep Synthesis of Internet Information Services for causing public confusion or misrecognition—such as smart dialogue, voice synthesis, and face generation services—must feature clear labels, including text prompts, voice alerts, or visual symbols. Additionally, network information service providers must embed implicit labels in the metadata of AI-generated content, which should include details such as content attributes, provider name, content serial number, and other relevant production information.

Regulations on Information Security and Censorship

Under various Laws, ICP operators and internet publishers are prohibited from posting or displaying any content that:

●	opposes the fundamental principles set out in China’s Constitution;
●	compromises state security, divulges state secrets, subverts state power or damages national unity;
●	harms the dignity or interests of the state;
●	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;
●	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;
●	disseminates rumors, disturbs social order or disrupts social stability;
●	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;
●	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
●	includes other content prohibited by laws or administrative regulations.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows (together with the Security Assessment of Data Cross-border Transfer, the “Data Cross-border Transfer Provisions”), which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data, including, among other things, relaxing the conditions for the cross-border transfer of data and narrowing the scope of security assessment on the cross-border transfer of data. The Data Cross-border Transfer Provisions require that, with certain exceptions, a data processor providing data overseas and falling under any of the following circumstances shall apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where a critical information infrastructure operator intends to provide personal information or important data overseas; or (ii) where any data processor other than a critical information infrastructure operator intends to provide important data overseas or, as from January 1 of the current year, provide personal information (excluding sensitive personal information) of not less than 1 million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to overseas recipients. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among other things, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On March 22, 2024, the CAC issued the Guidelines for Declaring Data Cross-border Security Assessment (Second Edition), which became effective on the same date and further clarifies the scope of application, declaration methods and processes of data cross-border security assessment.

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

On September 24, 2024, the Regulations on Network Data Security Management, or the Data Security Regulations, were issued by the State Council, which took effect on January 1, 2025. The Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. Moreover, the Data Security Regulations provide certain obligations of the processors of important data, such as conducting risk assessment and reporting to the competent authorities for their network data handling activities on an annual basis.

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

The Personal Information Protection Law, or the PIPL, was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the general principles of processing personal information, establishes rules for processing personal information, special rules for processing sensitive personal information and rules for the cross-border transfer of personal information abroad, as well as clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC of personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. Failure to comply with the requirements of the PIPL may result in various legal liabilities including confiscation of unlawful income, a warning, a fine of up to RMB50 million or 5% of annual revenue, and suspension of related business activities, among other things.

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

In the U.S., new privacy related regimes are under discussion at both the federal and state level and a number of states have already enacted comprehensive privacy laws and more topic-specific privacy laws. California is widely seen to be leading the way with the CCPA, which went into effect on January 1, 2020 and was amended by the California Privacy Rights Act, which largely became operative on January 1, 2023. The CCPA confer an extensive suite of rights on California residents (including employees and business-to-business contacts), including the right to transparency (e.g. the right to request detailed information about how Personal Information is collected, used, and shared), the right of access to, correction of and/or deletion of their Personal Information, and a right to opt out of the sale or sharing of their Personal Information. The CCPA also introduces clear requirements for businesses to adopt appropriate security measures.

In terms of enforcement, the CCPA established a “first-of-its-kind” enforcement agency, the California Privacy Protection Agency, or CPPA, with a broad mandate which includes the ability to take enforcement action, issue new rules and raise awareness among businesses and consumers about their rights and obligations. The CPRA provides for co-enforcement authority for violations between the CCPA and the California Attorney General, as well as a private right of action for certain data breaches that has increased data breach litigation and could increase liability, in light of the potential for statutory damages. To date, there have been three publicly announced enforcement actions by the California Attorney General alleging violations of the CCPA, and both state and federal privacy laws continue to evolve, with state Attorneys General as well as the FTC investigating and enforcing against alleged violations of certain privacy laws (including in the context of minor data).

In addition to California, a number of other states have passed their own comprehensive state privacy laws which are now in effect, with more expected to take effect in the near future. Moreover, various laws restricting or governing the use of websites, online services, and platforms by minors have passed or been proposed at the federal level and in certain states, including laws prohibiting direct advertising to minors (individuals under the age of 18), requiring age verification, limiting the use of minors’ Personal Information and mandating parental consent or providing other parental rights. These additional laws, amendments and interpretations are subject to change (and in certain instances have been challenged in court and/or blocked), which further complicates our compliance efforts and may therefore increase legal risk and compliance costs on us and any third parties on which we rely.

At the U.S. federal level, legislative proposals such as the executive order issued by President Biden (February 28, 2024) on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,” or the Executive Order, pose additional complexity for us and could adversely impact our business. The Executive Order directed the U.S. Department of Justice, in consultation with other government agencies, to issue regulations which, among other things, prohibit or otherwise restrict certain categories of transactions that involve American’s bulk sensitive personal data or U.S. government-related data. On December 27, 2024, the U.S. Department of Justice issued its comprehensive final rule, carrying out the Executive Order by promulgating the generally applicable rules for certain categories of data transactions that pose an unacceptable risk to the national security of the United States. The final rule, and other related developments could have the ability to impact not only our service offerings but our third-party vendor arrangements.

As outlined above, the legal and operational complexity and cost and potential regulatory scrutiny that will result from such existing and new laws and regulations, including enacted and proposed regulations that govern AI, could have a material adverse impact on our business.

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

On August 30, 2018, the MOE, SAMR and certain other government authorities issued the Implementation Scheme for Comprehensive Prevention and Control of Myopia in Children and Youth which requires, among other things, that the schools shall (i) shall use electronic products based on the principle of necessity, shall not rely on electronic products for teaching and homework assignment and shall rather assign paper-based homework in principle, and the teaching time using electronic products shall account for, in principle, not more than 30% of the total teaching time, and (ii) shall strictly implement the learning and development guidelines for children aged 3-6, pay attention to the value of life and play for these children and shall not teach them primary-school-level lessons.

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

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among other things, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among other things, that: (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 must limit the use time, specify the range of suitable ages, and have strictly monitored content; (iii) before an Educational App is introduced as a mandatory app to students, the Educational App must be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public complaints channel with respect to educational apps. The educational apps provider or user may be complained due to a wide variety of matters, among other things, failure to complete the filing or obtain relevant permits, existence of internet illegal or improper information, collect or unreasonably use personal information in violation of relevant laws and regulations, violations of the requirements on educational apps used by primary and secondary schools, violations of the Online After-school Training Opinions. The MOE sets a scoring system with respect to such complaints. Each educational app provider shall have 12 points during a period of 12 months. If serious complaints were to occur and substantiated by relevant government authority, corresponding penalty points will be recorded and such educational app provider may be required to rectify relevant noncompliance. In the event that 12 penalty points are recorded within a period of 12 months or the most serious compliant were to occur, filings of relevant educational apps may be revoked, relevant educational apps may be removed from apps store, educational apps provider may be blacklisted and made public and the involved provider may be prohibited to submit filings of educational apps within six months.

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

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among other things, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding certificates for their profession; (ii) non-academic after-school tutoring institutions shall ensure that training contents and training methods are suitable for the students’ age, mental and physical characteristics and cognitive level. The notice also specifies a series of operating requirements that non-academic after-school tutoring institutions must meet regarding the course content, course time, advertisements, tuition fees, contract form and premise, etc.

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

Regulations on E-commerce

The E-Commerce Law of the PRC, which was promulgated on August 31, 2018 and became effective on January 1, 2019, set out detailed obligations for operators of e-commerce businesses and e-commerce platforms and guidelines in terms of contract performance and dispute resolutions in relation to e-commerce. Pursuant to this law, e-commerce operators shall, for example: (i) present unbiased search results and general product recommendations that are not based on a potential customer’s particular purchase history and personal profile in addition to tailored product recommendations and services; and (ii) not cite any provision of a form contract or any other means to invalidate an agreement with a customer after it has received payment from that customer. In addition, e-commerce platform operators shall: (i) report information such as identity and tax information of third-party vendors to relevant authorities; (ii) make platform service agreement or web-links thereto prominently displayed and accessible on its homepage; (iii) be jointly liable in the event that the platform operator fails to take necessary measures when it has or should have the knowledge that any vendor using its platform has infringed consumers’ rights; and (iv) be jointly liable for any damage or threat to a customer’s personal health and well-being caused by the products sold on its platform if a platform operator fails to examine the qualifications of its vendor using its platform or fails to protect its customers’ safety in respect of goods or services that may affect a customer’s health. We are subject to this new law as both an e-commerce business operator and e-commerce platform operator. Failure to comply with this law could subject us to civil liabilities or administrative penalties.

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

On March 15, 2024, the Implementing Rules of the Consumer Protection Law of the PRC were promulgated by the State Council and implemented on July 1, 2024, to further specify the obligations stipulated in the PRC Consumer Protection Law. Additionally, these rules, among other things: (i) add the obligations of business operators regarding the protection of elderly and minors as consumers; (ii) provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information; (iii) require live streaming marketing platform operators to establish and improve mechanisms for consumer rights protection.

In order to regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures, or the Online Trading Supervision Measures, which became effective on May 1, 2021. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities, and provide general obligations and responsibilities of online trading operators and online trading platform providers.

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

The Minors Protection Law issued by the National People’s Congress Standing Committee on September 4, 1991 was last amended on April 26, 2024. Under the amended Minors Protection Law, online product and service providers shall avoid providing content for minors that might induce addiction. Online product and service providers such as providers of online games, online broadcasts, online audio/video or online social networks shall set up appropriate functions such as the management of time, authority and spending of minors using their services.

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

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which became effective on January 1, 2024. The Regulation on the Protection of Minors in Cyberspace stipulates that online live streaming service providers shall, among other things, (i) establish a dynamic verification mechanism for the real identity information of online live streaming uploaders and shall not provide online live streaming uploading services for minor users who do not conform to the legal provisions, (ii) set the mode for minors, and manage the period, duration, function and content of use, and (iii) reasonably restrict minors’ network service expenditure according to their age groups.

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

On June 24, 2022, the Standing Committee of the National People’s Congress issued the PRC Anti-Monopoly Law (Revised 2022), which took effective on August 1, 2022. The revised version, among other things, (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions and introducing the stop-clock system, (ii) changes the rules on monopoly agreements for resale price maintenance, introducing a “safe harbor” for vertical monopoly agreement, and (iii) increases fines imposed on different parties, e.g., amending the fine for illegal concentration of business operators from “a fine of up to RMB500,000” to “a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions.”

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

On August 17, 2021, the SAMR issued the Draft Provisions on Preventing Unfair Online Competition for public comment, which mainly regulates the production and operation activities of business operators through the internet and other information networks, and specifically stipulates the general norms of online competition, prohibits the use of technical means to impede, interfere or conduct other unfair competition behaviors and prohibits the use of technical means to conduct other online unfair competition behaviors. On December 25, 2024, the Standing Committee of the National People’s Congress issued a draft amendment to the PRC Anti-Unfair Competition Law for public comments, which sets forth detailed rules on network unfair competition, supplements the existing forms of unfair competition behaviors, strengthens the commercial bribery governance, and improves the legal liability for violation of anti-unfair competition provisions. As of the date of the filing of this annual report, the Draft Provisions on Preventing Unfair Online Competition and the draft amendment to the PRC Anti-Unfair Competition Law have not been formally adopted.

Regulations on Payment and Finance Services

On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-bank Payment Institutions, which became effective on July 1, 2016, and requires that non-bank payment institutions implement the real-name verification system for payment accounts and take effective measures to verify the personal information of clients. On December 9, 2023, the State Council promulgated the Regulation on Supervision and Administration of Non-bank Payment Institutions, which became effective on May 1, 2024, to provide principal rules for regulating activities of non-bank payment institutions, including, among other things, implementing access management by specifying certain access requirements of the non-bank payment institutions, and reinforcing management systems with respect to payment accounts, reserve funds and payment instructions. On July 9, 2024, the PBOC issued the Detailed Rules for the Implementation of the Regulation on Supervision and Administration of Non-Banking Payment Institutions, which set out detailed rules to implement the Regulation on Supervision and Administration of Non-bank Payment Institutions, including refining the way payment businesses are categorized and the requirements for the ratio of net assets to the average daily balance of the reserve funds. In respect of the establishment conditions for non-bank payment institutions and the ratio of net assets to the average daily balance of reserve funds, the rules provide for a transitional period for existing non-bank payment institutions to meet such requirements, i.e., from the date of implementation of the Rules to the expiration date of their respective payment business license, and if the transitional period is less than 12 months, it will be counted as 12 months.

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

On November 11, 2024, the Standing Committee of the National People’s Congress issued the amended PRC Anti-money Laundering Law, which came into effect on January 1, 2025. According to the amended PRC Anti-money Laundering Law, entities such as non-bank payment institutions shall fulfill the anti-money laundering obligations of financial institutions under this Law, including, among other things, establishing sound internal control for anti-money laundering, and fulfill other obligations such as customer due diligence, preserving the identity records of customers and transaction records, reporting of large-value transactions and doubtful transactions, and taking special preventive measures against money laundering.

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

The Patent Law of the PRC was further amended in October, 2020 and its Implementation Rules were amended on December 11, 2023, pursuant to which invention patents are valid for twenty years, while design patents are valid for fifteen years and utility model patents are valid for ten years, commencing from the date of application. Where a patent right for invention is granted after three years from the date of request for substantial examination of a patent for invention and after four years from the filing date, the patent administrative department under the State Council shall grant compensation for the duration of the patent right due to any unreasonable delay in grant of patent rights at the request of the applicant, except for any unreasonable delay caused by the applicant.

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

Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among other things, the right of disseminating the works through information networks.

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

In order to support domestic companies’ overseas securities offering and listing pursuant to PRC laws and regulations, as a supplement to the Filing Rules, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023 with the Filing Rules, according to which, a domestic company that seeks overseas offering and listing, and the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable PRC laws and regulations and perform relevant confidentiality and archives administration obligations. Specifically, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, (i) any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities and file with competent secrecy administrative department; and (ii) any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. A domestic company that provides documents and materials to securities companies and securities service providers shall abide by applicable national regulations on confidentiality in handling such documents and materials, and shall provide a written statement simultaneously.

As the Filing Rules and the Confidentiality and Archives Administration Provisions are relatively new, there are uncertainties with respect to their interpretation and implementation.

C.          Organizational Structure

Our organizational structure is set forth above under Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure.”

D.          Property, Plants and Equipment

Our principal executive offices are currently located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. In addition, as of December 31, 2024, we have leased office, warehouse, store facilities and others with an aggregate of approximately 0.4 million square meters of space at properties mainly in Zhejiang and Guangdong provinces.

We own and occupy several office buildings and R&D centers in Shanghai, Hangzhou and Guangzhou, China with an aggregate total floor area of approximately 1.1 million square meters, where our online game and innovative businesses and other services developers, as well as their related sales, marketing, technology, management and administrative functions are located. We also own and occupy an office building in Beijing with an aggregate total estimated floor area of 0.1 million square meters, where our advertising services and Youdao are located. In addition, we have completed construction of our first self-built data center, Gui’an Data Center, in Guizhou province, China.

We are in the process of constructing new office buildings, primarily located in Shanghai and Hangzhou. As of December 31, 2024, we had incurred construction in progress costs of RMB1.7 billion (US$232.4 million) for these new office buildings, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

Our server and bandwidth service fees were approximately RMB2.2 billion (US$303.0 million) for the year ended December 31, 2024.

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

A.           Operating Results

OVERVIEW

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. Leveraging on our user insights and execution expertise, we have also incubated and developed in-house a pipeline of thriving businesses, including our intelligent learning and advertising solutions provider, Youdao, online music platform, NetEase Cloud Music, and other innovative businesses, ranging from e-commerce to advertising services, e-mail and other services.

We generated net revenues of RMB96.5 billion, RMB103.5 billion and RMB105.3 billion (US$14.4 billion) in 2022, 2023 and 2024, respectively. Our net income attributable to the company’s shareholders was RMB20.3 billion, RMB29.4 billion and RMB29.7 billion (US$4.1 billion) in 2022, 2023 and 2024, respectively.

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

As of December 31, 2024, the total assets of all the consolidated VIEs were RMB23.8 billion (US$3.3 billion), mainly comprising cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, net, amounts due from group companies and long-term investments. As of December 31, 2024, the total liabilities of the consolidated VIEs were RMB21.9 billion (US$3.0 billion), mainly comprising contract liabilities, amounts due to group companies and accrued liabilities and other payables.

We believe that our present operations are structured to comply with the relevant PRC laws and regulations. However, the interpretation and enforcement of these laws and regulations involve uncertainties. We are therefore unable to predict if, when and how the relevant PRC regulatory authorities might take action that could materially affect our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online games, online education, online music, live streaming, internet access, online advertising and online payment services, may impose additional regulatory requirements on us or our service providers or otherwise harm our business. Please see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Our ability to manage our costs and expenses effectively across all business segments

Our results of operations are affected by our ability to effectively control our costs and expenses across all of our business segments. We incur revenue sharing costs, including fees shared with third-party platform providers, game developers, owners of intellectual property licensed to us and other third parties related to mobile games, course instructors related to Youdao’s services, music labels and other copyright and content partners related to NetEase Cloud Music’s services and others in connection with our other innovative businesses, which may increase in absolute amounts as we continue to scale up our operations across our business segments. We may also incur higher content costs as we continue to expand our product and service offerings to cater to the evolving user needs. Our ability to continue to manage and control our cost of revenues, including revenue sharing costs and content costs, while maintaining the high-quality and attractiveness of our products and services will have a significant impact on our business, financial condition and results of operations.

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

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The following table sets forth our revenue by segment for the periods indicated.

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net revenues:
Games and related value-added services	74,566,471	81,565,449	83,622,643	11,456,254
Youdao	5,013,182	5,389,208	5,625,919	770,748
NetEase Cloud Music	8,992,221	7,866,992	7,950,146	1,089,166
Innovative businesses and others	7,923,935	8,646,510	8,096,528	1,109,220
Total net revenues	96,495,809	103,468,159	105,295,236	14,425,388

We generate our revenues from the provision of games and related value-added services, Youdao, NetEase Cloud Music, innovative businesses and others. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2022, 2023 and 2024.

Games and Related Value-added Services

We generate our mobile game revenues primarily from the sale of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionalities. We distribute our mobile games through partnerships with major Android- and iOS-based app stores as well as proprietary platforms, such as our mobile apps and websites. Users have a variety of payment options for in-game virtual items, including using prepaid points or by making online payments through app stores and other online payment platforms. Our mobile game portfolio now consists of approximately 100 diverse games, and we expect to continue introducing new mobile games each year for the foreseeable future, which we believe will contribute to future growth in net revenues from this segment.

We generate revenues from our PC games mainly through sales of prepaid points and sales of in-game virtual items. Customers can purchase prepaid points and use the points to play our PC games, either to pay for playing time or to purchase virtual items within the games, and use our other fee-based services. Customers can also purchase the in-game virtual items directly and use them.

We also generate revenue from services which are related or ancillary to the operation of our games including our live streaming service and other value-added services.

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

NetEase Cloud Music

NetEase Cloud Music’s revenue is primarily generated from (i) online music services through the sales of membership subscriptions in various content and service packages and (ii) social entertainment services and others mainly through the sale of virtual items.

Innovative Businesses and Others

We derive our innovative businesses and others revenues primarily from e-commerce, advertising services and other value-added services.

Seasonality of Revenues

Historically, usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays. Revenues from certain of our innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our Youdao platform tends to experience strong sales of its smart devices during the period leading up to commencement of school terms in September. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China.

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues:
Games and related value-added services	(27,784,419)	(25,938,865)	(26,142,623)	(3,581,525)
Youdao	(2,430,738)	(2,621,746)	(2,877,428)	(394,206)
NetEase Cloud Music	(7,699,103)	(5,764,322)	(5,268,634)	(721,800)
Innovative businesses and others	(5,815,423)	(6,079,832)	(5,199,467)	(712,324)
Total cost of revenues	(43,729,683)	(40,404,765)	(39,488,152)	(5,409,855)

Games and Related Value-added Services

Cost of revenues for our games and related value-added services consists primarily of revenue sharing costs paid to platforms, game developers, content providers and performers, staff-related costs, royalties related to licensed games, server and bandwidth service fees and other direct costs of providing these services.

Youdao

Our cost of revenues of Youdao consists primarily of revenue sharing costs paid to Youdao’s course instructors and teaching assistants, staff-related costs, costs of course materials, costs relating to the sales of smart devices and traffic acquisition costs.

NetEase Cloud Music

Our cost of revenues of NetEase Cloud Music consists primarily of content licensing fees paid to music labels, independent artists and other copyright partners, revenue sharing fees related to social entertainment services, advertising service-related costs, music and entertainment event related costs, staff-related costs and professional fees.

Innovative Businesses and Others

Cost of revenues related to our innovative businesses and others segment consists primarily of cost of merchandise sold in our e-commerce business, staff-related costs and content fees and revenue sharing costs paid to third-parties.

Operating Expenses

The following table sets forth the principal components of our operating expenses for the periods indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

	(in thousands)
Operating expenses:
Selling and marketing expenses	(13,402,721)	(13,969,460)	(14,147,657)	(1,938,221)
General and administrative expenses	(4,695,798)	(4,899,880)	(4,550,625)	(623,433)
Research and development expenses	(15,039,014)	(16,484,910)	(17,524,812)	(2,400,889)
Total operating expenses	(33,137,533)	(35,354,250)	(36,223,094)	(4,962,543)

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of staff-related costs for our sales and marketing staff, marketing and advertising expenses, and shipping and handling costs.

General and Administrative Expenses

General and administrative expenses consist primarily of staff-related costs for our general administrative and management staff, office rental, legal, professional and consultancy fees, expected credit loss and depreciation charges.

Research and Development Expenses

Research and development expenses consist primarily of staff-related costs for our professionals and outsourcing technology expenses.

Share-Based Compensation Cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation cost included in:
Cost of revenues	758,413	823,765	1,185,854	162,461
Selling and marketing expenses	120,171	132,801	104,534	14,321
General and administrative expenses	1,214,995	1,119,018	1,069,850	146,569
Research and development expenses	1,080,581	1,167,226	1,522,701	208,609
Total	3,174,160	3,242,810	3,882,939	531,960

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

For the years ended December 31, 2022, 2023 and 2024, we recorded share-based compensation cost of approximately RMB3.2 billion, RMB3.2 billion and RMB3.9 billion (US$532.0 million), respectively, for awards granted under the 2009 RSU Plan and 2019 Share Plan, as well as the other share incentive plans discussed as below. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2024, total unrecognized compensation cost related to unvested awards granted under the 2019 Share Plan, adjusted for estimated forfeitures, was RMB2.9 billion (US$402.1 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2024, the weighted average remaining vesting period was 1.44 years.

Other Share Incentive Plans

Certain of our subsidiaries have adopted stock option plans or RSU plans to grant options or restricted share units to our employees. The options expire four to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. For the years ended December 31, 2022, 2023 and 2024, we recorded share-based compensation costs of RMB327.9 million, RMB289.0 million and RMB266.4 million, respectively, under these plans. But for certain share options granted with vesting conditions outside our control, no expenses will be recorded until the occurrence of the vesting conditions when we determine that it is probable that the vesting conditions will be satisfied.

As of December 31, 2024, there were unrecognized share-based compensation expenses of RMB18.0 million related to such share options for which the service conditions were met and are expected to be recognized when the vesting conditions are achieved.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we and our intermediate holding companies which are incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders or by our intermediate holding companies in the Cayman Islands to us, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries in the British Virgin Islands, or the BVI, are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2022, 2023 and 2024, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

China

The PRC Enterprise Income Tax Law subjects foreign invested enterprises and domestic companies to EIT at a uniform rate of 25%, and preferential tax treatments may be granted to foreign invested enterprises or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or HNTEs.

Boguan, NetEase Hangzhou and certain of our other China mainland subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2022, 2023 and 2024.

The foregoing preferential income tax rate, however, is subject to periodic review and renewal by PRC authorities.

Sales Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax, or VAT, and its implementation rules, our China mainland subsidiaries and the VIEs are generally subject to VAT at a rate of 6% for revenues earned from rendering services. Our sales of general goods to our customers in the PRC are also subject to VAT of 13%.

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

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(RMB and US$ in thousands)
Consolidated Statements of Operations and Comprehensive Income Data:
Net revenues	96,495,809	100.0	103,468,159	100.0	105,295,236	14,425,388	100.0
Cost of revenues	(43,729,683)	(45.3)	(40,404,765)	(39.1)	(39,488,152)	(5,409,855)	(37.5)
Gross profit	52,766,126	54.7	63,063,394	60.9	65,807,084	9,015,533	62.5
Operating expenses:
Selling and marketing expenses	(13,402,721)	(13.9)	(13,969,460)	(13.5)	(14,147,657)	(1,938,221)	(13.4)
General and administrative expenses	(4,695,798)	(4.8)	(4,899,880)	(4.7)	(4,550,625)	(623,433)	(4.4)
Research and development expenses	(15,039,014)	(15.6)	(16,484,910)	(15.9)	(17,524,812)	(2,400,889)	(16.6)
Total operating expenses	(33,137,533)	(34.3)	(35,354,250)	(34.1)	(36,223,094)	(4,962,543)	(34.4)
Operating profit	19,628,593	20.4	27,709,144	26.8	29,583,990	4,052,990	28.1
Other income/(expenses):
Investment income, net	53,976	0.1	1,306,722	1.3	355,286	48,674	0.3
Interest income, net	2,149,673	2.1	4,120,418	3.9	4,920,915	674,163	4.7
Exchange gains/ (losses), net	1,571,207	1.6	(132,999)	(0.1)	255,430	34,994	0.2
Other, net	846,815	0.9	1,053,642	1.0	602,134	82,492	0.6
Income before tax	24,250,264	25.1	34,056,927	32.9	35,717,755	4,893,313	33.9
Income tax	(5,031,838)	(5.2)	(4,699,704)	(4.6)	(5,461,408)	(748,210)	(5.3)
Net income from continuing operations	19,218,426	19.9	29,357,223	28.3	30,256,347	4,145,103	28.6
Net income from discontinued operations	624,864	0.7	—	—	—	—	—
Net income	19,843,290	20.6	29,357,223	28.3	30,256,347	4,145,103	28.6
Accretion of redeemable noncontrolling interests	(2,978)	(0.0)	(3,589)	(0.0)	(3,919)	(537)	(0.0)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	497,288	0.5	62,918	0.1	(554,819)	(76,010)	(0.4)
Net income attributable to the Company’s shareholders	20,337,600	21.1	29,416,552	28.4	29,697,609	4,068,556	28.2
Share-based compensation cost included in:
Cost of revenues	758,413	0.8	823,765	0.8	1,185,854	162,461	1.1
Selling and marketing expenses	120,171	0.1	132,801	0.1	104,534	14,321	0.1
General and administrative expenses	1,214,995	1.3	1,119,018	1.1	1,069,850	146,569	1.0
Research and development expenses	1,080,581	1.1	1,167,226	1.1	1,522,701	208,609	1.4

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

We have organized our operations into following segments: games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$

	(in thousands)
Net revenues:
Games and related value-added services	81,565,449	83,622,643	11,456,254
Youdao	5,389,208	5,625,919	770,748
NetEase Cloud Music	7,866,992	7,950,146	1,089,166
Innovative businesses and others	8,646,510	8,096,528	1,109,220
Total net revenues	103,468,159	105,295,236	14,425,388
Cost of revenues:
Games and related value-added services	(25,938,865)	(26,142,623)	(3,581,525)
Youdao	(2,621,746)	(2,877,428)	(394,206)
NetEase Cloud Music	(5,764,322)	(5,268,634)	(721,800)
Innovative businesses and others	(6,079,832)	(5,199,467)	(712,324)
Total cost of revenues	(40,404,765)	(39,488,152)	(5,409,855)

Net Revenues

Total net revenues increased by 1.8% to RMB105.3 billion (US$14.4 billion) in 2024 from RMB103.5 billion in 2023. Net revenues from games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others constituted 79.4%, 5.3%, 7.6% and 7.7%, respectively, of our total net revenues in 2024, compared with 78.8%, 5.2%, 7.6% and 8.4%, respectively, in 2023.

Games and Related Value-added Services

Net revenues from games and related value-added services increased by 2.5% to RMB83.6 billion (US$11.5 billion) in 2024 from RMB81.6 billion in 2023, which was principally attributable to the strong performance of certain self-developed titles, such as Identity V, Naraka: Bladepoint PC and mobile games and certain licensed titles, which was partially offset by decreased net revenues from live streaming services. Net revenues from the operation of online games accounted for approximately 96.2% of this segment in 2024, compared to 92.9% in 2023.

Net revenues from our in-house developed games increased by 2.3% to RMB72.6 billion (US$10.0 billion) in 2024 from RMB71.0 billion in 2023 as a result of the expansion of our portfolio of both PC and mobile games and their increased popularity in 2024. Net revenues from licensed games increased by 64.3% to RMB7.8 billion (US$1.1 billion) in 2024 from RMB4.7 billion in 2023, which was mainly attributable to the return of certain hit titles. Net revenues generated from licensed games represented 7.4% of our total net revenues in 2024, compared to 4.6% in 2023.

Youdao

Net revenues from our Youdao segment increased by 4.4% to RMB5.6 billion (US$770.7 million) in 2024 from RMB5.4 billion in 2023, which was mainly due to increased net revenues from its online marketing services, which was offset in part by decreased net revenues from its learning services.

NetEase Cloud Music

Net revenues from our NetEase Cloud Music segment increased by 1.1% to RMB8.0 billion (US$1.1 billion) in 2024 from RMB7.9 billion in 2023, which was mainly attributable to increased net revenues from online music services as a result of the growth in sales of membership subscriptions, which was offset in part by decreased net revenues from social entertainment services.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment decreased by 6.4% to RMB8.1 billion (US$1.1 billion) in 2024 from RMB8.6 billion in 2023, which mainly resulted from decreased net revenues from advertising services and certain other innovative businesses in this segment.

Cost of Revenues

Our cost of revenues decreased by 2.3% to RMB39.5 billion (US$5.4 billion) in 2024 from RMB40.4 billion in 2023, which was mainly due to a decrease in revenue sharing costs with talent agencies of live streaming performers and other third parties. In 2024, costs relating to games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others represented 66.2%, 7.3%, 13.3% and 13.2% of total cost of revenues, respectively, as compared with 64.2%, 6.5%, 14.3% and 15.0% of total cost of revenues, respectively, in 2023.

Games and Related Value-added Services

Cost of revenues from our games and related value-added services increased by 0.8% to RMB26.1 billion (US$3.6 billion) in 2024 from RMB25.9 billion in 2023, which was primarily due to an increase in royalty fees related to certain licensed games and staff costs, which was partially offset by a decrease in revenue sharing costs with talent agencies of live streaming performers and other third parties.

Youdao

Cost of revenues from Youdao increased by 9.8% to RMB2.9 billion (US$394.2 million) in 2024 from RMB2.6 billion in 2023, which was mainly attributable to an increase in revenue sharing costs in line with increased net revenues from online marketing services.

NetEase Cloud Music

Cost of revenues from NetEase Cloud Music decreased by 8.6% to RMB5.3 billion (US$721.8 million) in 2024 from RMB5.8 billion in 2023, which was primarily attributable to a decrease in revenue sharing costs in line with decreased net revenues from social entertainment services.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others decreased by 14.5% to RMB5.2 billion (US$712.3 million) in 2024 from RMB6.1 billion in 2023, which was primarily due to decreased revenue sharing costs and products costs related to certain innovative businesses.

Gross Profit

Our gross profit increased by 4.4% to RMB65.8 billion (US$9.0 billion) in 2024 from RMB63.1 billion in 2023.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2023 and 2024 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$

	(in thousands)
Gross profit:
Games and related value-added services	55,626,584	57,480,020	7,874,729
Youdao	2,767,462	2,748,491	376,542
NetEase Cloud Music	2,102,670	2,681,512	367,366
Innovative businesses and others	2,566,678	2,897,061	396,896
Total gross profit	63,063,394	65,807,084	9,015,533

Gross profit margin:
Games and related value-added services	68.2%	68.7%	68.7%
Youdao	51.4%	48.9%	48.9%
NetEase Cloud Music	26.7%	33.7%	33.7%
Innovative businesses and others	29.7%	35.8%	35.8%
Total gross profit margin	60.9%	62.5%	62.5%

The slight increase in gross profit margin in 2024 for games and related value-added services was primarily attributable to decreased revenue contribution from live streaming services, which have relatively lower gross profit margins, as well as increased net revenues from the operation of online games compared to other products and services in the segment. The decrease in gross profit margin in 2024 for Youdao was mainly due to increased net revenues from online marketing services which have comparatively lower gross profit margins. The improvement in gross profit margin in 2024 for NetEase Cloud Music was mainly due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures. The increase in gross profit margin in 2024 for innovative businesses and others was mainly due to increased gross profit from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses increased by 2.5% to RMB36.2 billion (US$5.0 billion) in 2024 from RMB35.4 billion in 2023 as a result of higher R&D investments mainly for games and related value-added services. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$

	(in thousands)

Selling and marketing expenses	(13,969,460)	(14,147,657)	(1,938,221)
General and administrative expenses	(4,899,880)	(4,550,625)	(623,433)
Research and development expenses	(16,484,910)	(17,524,812)	(2,400,889)
Total operating expenses	(35,354,250)	(36,223,094)	(4,962,543)

Selling and marketing expenses increased by 1.3% to RMB14.1 billion (US$1.9 billion) in 2024 from RMB14.0 billion in 2023, primarily due to increased marketing spending for games and related value-added services.

General and administrative expenses decreased by 7.1% to RMB4.6 billion (US$623.4 million) in 2024 from RMB4.9 billion in 2023, primarily due to one-off expenses recorded in 2023, such as the settlement of certain litigation as well as an impairment provision made for fixed assets and land use rights.

Research and development expenses increased by 6.3% to RMB17.5 billion (US$2.4 billion) in 2024 from RMB16.5 billion in 2023, primarily due to increased staff-related costs and expenses for outsourced game development activities.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	US$

	(in thousands)

Investment income, net	1,306,722	355,286	48,674
Interest income, net	4,120,418	4,920,915	674,163
Exchange (losses)/ gains, net	(132,999)	255,430	34,994
Other, net	1,053,642	602,134	82,492

Other income/(expenses) mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange gains/(losses), impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB355.3 million (US$48.7 million) in 2024, compared to investment income of RMB1.3 billion in 2023, consisting primarily of (i) a gain from fair value change related to equity investments with readily determinable fair value of RMB841.9 million (US$115.3 million) in 2024 compared to RMB535.3 million in 2023, (ii) investment income related to short-term investments of RMB530.6 million (US$72.7 million) in 2024 compared to RMB414.2 million in 2023, (iii) a gain on disposal of certain long-term investments of RMB272.4 million (US$37.3 million) in 2024 compared to RMB63.8 million in 2023, and (iv) dividend income from certain long-term investments of RMB125.2 million (US$17.2 million) in 2024 compared to RMB63.7 million in 2023, which was offset in part by impairment provisions related to certain investments of RMB1.3 billion (US$177.0 million) compared to RMB274.2 million in 2023, and a net investment loss in equity method investees of RMB155.6 million (US$21.3 million) in 2024 compared to a gain of RMB473.9 million in 2023.

Interest income, net increased to RMB4.9 billion (US$674.2 million) in 2024 from RMB4.1 billion in 2023, which included interest expenses of RMB598.0 million (US$81.9 million) in 2024 related to our short-term and long-term loans.

We also incurred net foreign exchange gains of RMB255.4 million (US$35.0 million) in 2024, compared to net foreign exchange losses of RMB133.0 million in 2023, primarily due to the fluctuation between the U.S. dollar against the RMB over the periods.

Other, net decreased to RMB602.1 million (US$82.5 million) in 2024 from RMB1.1 billion in 2023, which were mainly related to government incentives received and recognized in 2023 and 2024.

Income Tax

Income tax increased to RMB5.5 billion (US$748.2 million) in 2024 from RMB4.7 billion in 2023. Our effective tax rate in 2024 was 15.3%, compared to 13.8% in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

We have organized our operations into following segments: games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others. These segments reflect the way we evaluate, view and run our business operations. The following table sets forth the net revenues and cost of revenues by segment for the period presented as derived from our audited financial statements.

	For the year ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Net revenues:
Games and related value-added services	74,566,471	81,565,449
Youdao	5,013,182	5,389,208
NetEase Cloud Music	8,992,221	7,866,992
Innovative businesses and others	7,923,935	8,646,510
Total net revenues	96,495,809	103,468,159
Cost of revenues:
Games and related value-added services	(27,784,419)	(25,938,865)
Youdao	(2,430,738)	(2,621,746)
NetEase Cloud Music	(7,699,103)	(5,764,322)
Innovative businesses and others	(5,815,423)	(6,079,832)
Total cost of revenues	(43,729,683)	(40,404,765)

Net Revenues

Total net revenues increased by 7.2% to RMB103.5 billion in 2023 from RMB96.5 billion in 2022. Net revenues from games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others constituted 78.8%, 5.2%, 7.6% and 8.4%, respectively, of our total net revenues in 2023, compared with 77.3%, 5.2%, 9.3% and 8.2%, respectively, in 2022.

Games and Related Value-added Services

Net revenues from games and related value-added services increased by 9.4% to RMB81.6 billion in 2023 from RMB74.6 billion in 2022. The increase was principally attributable to the strong performance of certain of our mobile games including newly launched titles such as Justice mobile game and hit titles such as Eggy Party. Net revenues from the operation of online games accounted for approximately 92.9% of this segment in 2023 compared to 92.5% in 2022.

Net revenues from our in-house developed games (including certain games co-developed with our collaboration partners) increased by 18.7% to RMB71.0 billion in 2023 from RMB59.8 billion in 2022 as a result of the expansion of our portfolio of mobile games and increased popularity in 2023. Net revenues from licensed games decreased by 48.2% to RMB4.7 billion in 2023 from RMB9.2 billion in 2022, which was mainly attributable to the termination of certain licensed titles. Net revenues generated from licensed games represented 4.6% of our total net revenues in 2023, compared to 9.5% in 2022.

The increase in net revenues of this segment also resulted from an increase in revenue contribution by game related value-added services such as game development services provided to third-parties.

Youdao

Net revenues from our Youdao segment increased by 7.5% to RMB5.4 billion in 2023 from RMB5.0 billion in 2022. The increase was mainly due to increased revenue contribution from its online marketing services and learning services.

NetEase Cloud Music

Net revenues from our NetEase Cloud Music segment decreased by 12.5% to RMB7.9 billion in 2023 from RMB9.0 billion in 2022. The decrease was mainly attributable to the introduction of a number of measures to its live streaming services to enhance the listening experience of more dedicated music fans and reinforce its risk controls. These included reducing the in-app exposure of certain live streaming functions and lowering performers’ and agencies’ revenue sharing ratio. These measures led to a decrease in net revenues from NetEase Cloud Music’s social entertainment services, which was partially offset by increased revenues from online music services as a result of the growth in sales of membership subscriptions.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment increased by 9.1% to RMB8.6 billion in 2023 from RMB7.9 billion in 2022. This increase mainly resulted from an increase in revenue contribution by our Yanxuan e-commerce business and certain other innovative businesses in this segment.

Cost of Revenues

Our cost of revenues decreased by 7.6% to RMB40.4 billion in 2023 from RMB43.7 billion in 2022. The year-over-year decrease was mainly due to a decrease in royalty fees and revenue sharing costs with game developers, talent agencies of live streaming performers and other third parties. In 2023, costs relating to games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others represented 64.2%, 6.5%, 14.3% and 15.0% of total cost of revenues, respectively, as compared with 63.5%, 5.6%, 17.6% and 13.3% of the total cost of revenues, respectively, in 2022.

Games and Related Value-added Services

Cost of revenues from our games and related value-added services decreased by 6.6% to RMB25.9 billion in 2023 from RMB27.8 billion in 2022. The decrease in cost of revenues in 2023 was primarily due to a decrease in royalty fees and revenue sharing costs with game developers. The decrease was offset in part by an increase in revenue sharing costs to platforms as a result of the increased revenue from our mobile games in 2023.

Youdao

Cost of revenues from Youdao increased by 7.9% to RMB2.6 billion in 2023 from RMB2.4 billion in 2022, which was primarily attributable to an increase in revenues shared to third parties’ internet properties related to increased revenue from online marketing services.

NetEase Cloud Music

Cost of revenues from NetEase Cloud Music decreased by 25.1% to RMB5.8 billion in 2023 from RMB7.7 billion in 2022, which was primarily attributable to a decrease in revenue sharing costs in line with the decline of its revenue from social entertainment services.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others increased by 4.5% to RMB6.1 billion in 2023 from RMB5.8 billion in 2022. The increase in cost of revenues in 2023 was primarily due to increased cost of merchandise sold in our e-commerce business resulting from increased sales volume, as well as revenue sharing costs related to our innovative businesses.

Gross Profit

Our gross profit increased by 19.5% to RMB63.1 billion in 2023 from RMB52.8 billion in 2022.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2022 and 2023 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Gross profit:
Games and related value-added services	46,782,052	55,626,584
Youdao	2,582,444	2,767,462
NetEase Cloud Music	1,293,118	2,102,670
Innovative businesses and others	2,108,512	2,566,678
Total gross profit	52,766,126	63,063,394

Gross profit margin:
Games and related value-added services	62.7%	68.2%
Youdao	51.5%	51.4%
NetEase Cloud Music	14.4%	26.7%
Innovative businesses and others	26.6%	29.7%
Total gross profit margin	54.7%	60.9%

The increase in gross profit margin in 2023 for games and related value-added services was primarily attributable to increased contribution from our in-house developed games, which have a relatively higher gross profit margin, as well as changes in the revenue contribution from different platforms. The gross profit margin for Youdao remained relatively stable in 2023 compared to 2022. The improvement in gross profit margin in 2023 for NetEase Cloud Music was mainly due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures. The gross profit margin in innovative businesses and others increased from 2022 to 2023 mainly due to increased gross profit from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses increased by 6.7% to RMB35.4 billion in 2023 from RMB33.1 billion in 2022 as a result of higher R&D investments and marketing expenditures mainly for games and related value-added services. The following table sets forth our operating expenses for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Selling and marketing expenses	(13,402,721)	(13,969,460)
General and administrative expenses	(4,695,798)	(4,899,880)
Research and development expenses	(15,039,014)	(16,484,910)
Total operating expenses	(33,137,533)	(35,354,250)

Selling and marketing expenses increased by 4.2% to RMB14.0 billion in 2023 from RMB13.4 billion in 2022, primarily due to increased marketing spending for games and related value-added services.

General and administrative expenses increased by 4.3% to RMB4.9 billion in 2023 from RMB4.7 billion in 2022, primarily due to the settlement of certain litigation as well as an impairment provision made for fixed assets and land use rights.

Research and development expenses increased by 9.6% to RMB16.5 billion in 2023 from RMB15.0 billion in 2022, primarily due to increased staff-related costs and outsourcing game development expenses.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Investment income, net	53,976	1,306,722
Interest income, net	2,149,673	4,120,418
Exchange gains/(losses), net	1,571,207	(132,999)
Other, net	846,815	1,053,642

Other income/(expenses) mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange gains/(losses), impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB1.3 billion in 2023 compared to investment income of RMB54.0 million in 2022, consisting primarily of (i) a gain from fair value change related to equity investments with readily determinable fair value of RMB535.3 million in 2023 compared to a loss of RMB3.4 billion in 2022, (ii) a net investment gain in equity method investees of RMB473.9 million in 2023 compared to RMB1.3 billion in 2022, (iii) investment income related to short-term investments of RMB414.2 million in 2023 compared to RMB342.6 million in 2022, and (iv) a gain on disposal of certain long-term investments of RMB63.8 million in 2023 compared to RMB1.8 billion in 2022, which was offset in part by impairment provisions related to certain investments of RMB274.2 million compared to RMB282.8 million in 2022.

Interest income increased to RMB4.1 billion in 2023 from RMB2.1 billion in 2022, among which, we incurred interest expenses of RMB884.1 million in 2023 related to our short-term and long-term loans.

We also incurred net foreign exchange losses of RMB133.0 million in 2023, compared to net foreign exchange gains of RMB1.6 billion in 2022, primarily due to the fluctuation between the U.S. dollar against the RMB over the years.

Other, net increased to RMB1.1 billion in 2023 from RMB846.8 million in 2022, which were mainly related to government incentives received and recognized in 2023 and 2022.

Income Tax

Income tax decreased to RMB4.7 billion in 2023 from RMB5.0 billion in 2022. Our effective tax rate in 2023 was 13.8% compared with 20.7% in 2022.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2024, we had RMB51.4 billion (US$7.0 billion) in cash and cash equivalents, RMB78.5 billion (US$10.7 billion) in time deposits and RMB10.8 billion (US$1.5 billion) in short-term investments. Net cash provided by operating activities was RMB39.7 billion (US$5.4 billion) in 2024. We had short-term and long-term loans of RMB11.8 billion (US$1.6 billion) and RMB428.0 (US$58.6 million) as of December 31, 2024, respectively. On June 2, 2021, we entered into a five-year term loan facility and revolving loan facility agreement with aggregate commitments of US$1.0 billion at an interest rate of 85 basis points over LIBOR. As of December 31, 2023, we had not drawn any amount of these facilities and in early 2024, we voluntarily canceled such facilities. We have also entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As of December 31, 2024, US$4.6 billion of such credit facilities had not been utilized.

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

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	27,709,233	35,331,275	39,676,813	5,435,701
Net cash (used in)/provided by investing activities	(7,369,727)	(17,043,431)	17,916,402	2,454,537
Net cash used in financing activities	(10,237,699)	(21,467,054)	(27,335,702)	(3,744,976)

Operating Activities

Net cash provided by operating activities was RMB39.7 billion (US$5.4 billion) for the year ended December 31, 2024. The difference between our net income of RMB30.3 billion (US$4.1 billion) and the net cash provided by operating activities was primarily due to (i) the adjustment of non-cash items, mainly including adding back share-based compensation cost of RMB3.9 billion (US$532.0 million), depreciation and amortization charges of RMB2.4 billion (US$331.3 million) and impairment losses on investments of RMB1.3 billion (US$177.0 million), partially offset by gains on fair value change of equity security, other investments and financial instruments of RMB841.9 million (US$115.3 million), unrealized exchange gains of RMB719.2 million (US$98.5 million), and fair value changes of short-term investments of RMB530.6 million (US$72.7 million), and (ii) an increase in cash resulting from the changes in operating assets and liabilities, mainly including an increase in contract liabilities of RMB2.0 billion (US$277.0 million), an increase in payables of RMB1.4 billion (US$193.3 million), including content costs, bonus and professional and technical charges, and a decrease  in accounts receivable of RMB716.4 million (US$98.1 million), partially offset by an increase in prepayments and other assets of RMB809.6 million (US$110.9 million).

Net cash provided by operating activities was RMB35.3 billion for the year ended December 31, 2023. The difference between our net income of RMB29.4 billion and the net cash provided by operating activities was primarily due to (i) the adjustment of non-cash items, mainly including adding back share-based compensation cost of RMB3.2 billion, depreciation and amortization charges of RMB3.1 billion, and impairment losses on investments and other long-term assets of RMB469.2 million, partially offset by gains on fair value change of equity security investments of RMB535.3 million, share of results on equity method investees and revaluation results from previously held equity interest of RMB473.9 million, fair value changes of short-term investments of RMB414.2 million, and (ii) an increase in cash resulting from the changes in operating assets and liabilities, mainly including an increase in contract liabilities of RMB1.2 billion and an increase in payables of RMB544.3 million, including content costs, bonus and professional and technical charges, partially offset by an increase in accounts receivable of RMB1.5 billion.

Net cash provided by operating activities was RMB27.7 billion for the year ended December 31, 2022. The difference between our net income of RMB19.8 billion and the net cash provided by operating activities was primarily due to (i) the deduction of net income from discontinued operations of RMB624.9 million; (ii) the adjustment of non-cash items, mainly including adding back share-based compensation cost of RMB3.2 billion, fair value change of equity security investments of RMB3.1 billion, depreciation and amortization charges of RMB2.9 billion, and deferred income taxes of RMB489.7 million, partially offset by gains on disposal of long-term investments, business and subsidiaries of RMB1.8 billion, unrealized exchange gains of RMB1.6 billion, share of results on equity method investees of RMB1.3 billion, and fair value changes of short-term investments of RMB342.6 million, and (iii) the increase in cash resulting from the changes in operating assets and liabilities, mainly including an increase in payables of RMB2.8 billion, including content costs, bonus and professional and technical charges and an increase in contract liabilities of RMB385.4 million, as well as a decrease in accounts receivable, prepayments and other current assets of RMB1.3 billion, partially offset by a decrease of tax payables of RMB917.6 million.

Investing Activities

Net cash provided by investing activities was RMB17.9 billion (US$2.5 billion) for the year ended December 31, 2024, which was mainly attributable to (i) proceeds from maturities of time deposits of RMB179.4 billion (US$24.6 billion), (ii) proceeds from maturities of short-term investments with terms over three months of RMB2.9 billion (US$391.0 million), and (iii) proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments of RMB2.8 billion (US$386.7 million), which were partially offset by (i) placement/rollover of matured time deposits of RMB154.8 billion (US$21.2 billion), (ii) purchase of short-term investments with terms over three months of RMB8.2 billion (US$1.1 billion), (iii) purchase of property, equipment and software of RMB1.3 billion (US$174.7 million), (iv) purchase of intangible assets, content and licensed copyrights of RMB931.0 million (US$127.5 million), (v) investment in other equity investments and acquisition of subsidiaries of RMB589.6 million (US$80.8 million), (vi) investment in equity method investees of RMB513.4 million (US$70.3 million) and (vii) net change of short-term investments with terms of three months or less of RMB408.3 million (US$55.9 million).

Net cash used in investing activities was RMB17.0 billion for the year ended December 31, 2023, which was mainly attributable to (i) placement/rollover of matured time deposits of RMB124.7 billion, (ii) investment in other equity investments and acquisition of subsidiaries of RMB2.4 billion, (iii) purchase of property, equipment and software of RMB2.3 billion, (iv) purchase of intangible assets, content and licensed copyrights of RMB2.0 billion, and (v) net change of short-term investments with terms of three months or less of RMB1.8 billion, which were partially offset by (i) proceeds from maturities of time deposits of RMB111.4 billion, and (ii) proceeds from maturities of short-term investments with terms over three months of RMB5.4 billion.

Net cash used in investing activities was RMB7.4 billion for the year ended December 31, 2022, which was mainly attributable to (i) placement/rollover of matured time deposits of RMB99.0 billion, (ii) purchase of short-term investments with terms over three months of RMB6.0 billion, (iii) investment in other equity investments and acquisition of subsidiaries of RMB4.4 billion, (iv) purchase of property, equipment and software of RMB2.1 billion, (v) investment in equity method investees of RMB705.9 million, and (vi) purchase of intangible assets, content and licensed copyrights of RMB543.2 million, which were partially offset by (i) proceeds from maturities of time deposits of RMB92.2 billion, (ii) proceeds from maturities of short-term investments with terms over three months of RMB10.2 billion, (iii) proceeds from disposals of long-term investments and business of RMB2.4 billion, and (iv) net change of short-term investments with terms of three months or less of RMB776.4 million.

Financing Activities

Net cash used in financing activities was RMB27.3 billion (US$3.7 billion) for the year ended December 31, 2024, which was mainly attributable to (i) dividends paid to shareholders of RMB11.2 billion (US$1.5 billion), (ii) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB8.8 billion (US$1.2 billion), and (iii) net payment of short-term and long-term loans of RMB7.5 billion (US$1.0 billion).

Net cash used in financing activities was RMB21.5 billion for the year ended December 31, 2023, which was mainly attributable to (i) net payment of short-term and long-term loans of RMB8.3 billion, (ii) dividends paid to shareholders of RMB8.0 billion, and (iii) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB5.2 billion.

Net cash used in financing activities was RMB10.2 billion for the year ended December 31, 2022, which was mainly attributable to (i) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB8.3 billion and (ii) dividends paid to shareholders of RMB6.7 billion, which were partially offset by net proceeds from short-term and long-term loans of RMB4.8 billion.

MANAGEMENT OF CAPITAL RESOURCES

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash and cash equivalents, time deposits and short-term investments mainly placed with banks in Hong Kong and China. Although we consolidate the results of our subsidiaries and the VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and the VIEs. As of December 31, 2024, these subsidiaries and VIEs had RMB129.8 billion (US$17.8 billion) in cash and cash equivalents and short-term and long-term time deposits. Our cash and cash equivalents and time deposits held outside of China are mainly denominated in U.S. dollars.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our China mainland subsidiaries and the VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another China mainland subsidiary or VIE. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. In 2022, 2023 and 2024, we accrued RMB2.1 billion, RMB1.5 billion and RMB1.6 billion (US$215.9 million) withholding tax liabilities, respectively, mainly associated with dividends expected to be distributed from our China mainland subsidiaries to companies in our corporate group outside of China for general corporate purposes. We repatriated a portion of these earnings and paid related withholding income tax in 2022, 2023 and 2024.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our China mainland subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our China mainland subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB14.2 billion, or 10% of our total consolidated net assets, as of December 31, 2024. In addition, if any of our China mainland subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

For additional information, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our China mainland subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Key Information—Risk Factors—Risks Related to Doing Business in China—Regulation on currency exchange may limit our ability to utilize our revenues effectively.” and Item 10.D. “Additional Information—Exchange Controls.”

CAPITAL EXPENDITURES

Our capital requirements relate primarily to financing:

●	our working capital requirements, such as servers and bandwidth service fees, inventory purchase costs, content and copyrights purchase costs, staff costs, selling and marketing expenses and R&D costs; and
●	costs incurred for the construction of our new office buildings and acquisition of new servers and other facilities.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2024 primarily include our operating lease commitments, server and bandwidth service fee commitments, capital commitments, royalties and expenditure for licensed content commitments and other commitments.

Our operating lease commitments are the lease commitments under the lease agreements mainly for our corporate offices and warehouses. Our server and bandwidth service fee commitments are related to our network servers located mainly in the facilities of the respective affiliates of China Telecom, China Unicom and China Mobile. Our capital commitments are primarily the commitments made in connection with the construction of new office buildings. Our royalties and expenditures for licensed content commitments primarily relate to the costs of acquiring the rights to certain content by our online game and online music businesses. Other commitments primarily consist of expenditures related to marketing and administration activities.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of our business.

The following sets forth our contractual obligations by specified categories as of December 31, 2024:

				Royalties and
		Server and		Expenditures
	Operating	Bandwidth		for Licensed
	Lease	Service Fee	Capital	Content	Other
	Commitments	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
2025	189,853	364,056	393,743	692,640	214,284	1,854,576
2026	141,039	211,660	182,897	261,029	2,519	799,144
2027	101,221	101,866	48,363	116,286	318	368,054
2028	92,245	91,796	—	—	8	184,049
Beyond 2028	112,071	91,449	7,343	—	—	210,863
	636,429	860,827	632,346	1,069,955	217,129	3,416,686

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

As of December 31, 2024, NetEase, Inc. had made cumulative capital contributions of US$2.3 billion to our China mainland subsidiaries through intermediate holding companies, which were accounted for as “Investments in subsidiaries” of NetEase, Inc. These funds have been used by our China mainland subsidiaries for their operations. As of December 31, 2024, the aggregate loan balance owed by our subsidiaries under our agreements with the VIEs was US$48.9 million. In 2022, 2023 and 2024, the VIEs transferred RMB67.0 billion, RMB73.3 billion and RMB73.8 billion (US$10.1 billion), respectively, to our China mainland subsidiaries as payment or prepayment of service fees. Our China mainland subsidiaries maintain certain personnel for content production, sales and marketing, R&D and general and administrative functions to support the operations of the VIEs.

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)

Net cash paid by the VIEs to our subsidiaries under service agreements	(66,970,818)	(73,298,667)	(73,785,893)
Net cash provided by/(used in) other transactions with intra-Group companies	299,452	639,545	(45,054)
Net loans made to intra-Group companies	—	—	(1,438,000)
Loans received from intra-Group companies	201,349	209,735	876,994
Loans repaid to intra-Group companies	(306,797)	(262,574)	(647,441)

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

	As of December 31, 2023
			Primary	VIEs and
	NetEase,	Other	Beneficiaries	their	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Assets
Cash and cash equivalents	224,824	13,269,440	6,132,382	1,802,256	—	21,428,902
Time deposits	—	63,445,277	38,040,757	420,000	—	101,906,034
Restricted cash	—	20,075	56,098	2,701,583	—	2,777,756
Accounts receivable, net	—	1,421,964	337,122	4,663,331	—	6,422,417
Inventories	—	586,212	72,254	36,908	—	695,374
Prepayments and other current assets, net	262,937	2,933,583	1,114,866	1,765,209	—	6,076,595
Short-term investments	—	39,620	4,322,533	73,904	—	4,436,057
Amounts due from group companies (1)	48,884,976	32,562,994	18,972,738	9,192,463	(109,613,171)	—
Property, equipment and software, net	829	709,387	7,312,616	52,212	—	8,075,044
Land use right, net	—	64,264	4,010,879	—	—	4,075,143
Operating lease right-of-use assets, net	3,996	280,906	410,687	53,686	—	749,275
Deferred tax assets	—	15,158	1,396,083	148,847	—	1,560,088
Investments in subsidiaries (2)	103,785,841	28,944,158	(410,515)	—	(132,319,484)	—
Contractual interests in the VIEs and VIEs’ subsidiaries (2)	—	—	1,619,075	—	(1,619,075)	—
Long-term investments	393,580	19,211,745	965,058	1,212,804	—	21,783,187
Other long-term assets	42,303	4,471,840	1,221,219	203,744	—	5,939,106
Total assets	153,599,286	167,976,623	85,573,852	22,326,947	(243,551,730)	185,924,978

Liabilities, redeemable noncontrolling interests and shareholders’ equity
Accounts payable	32	536,021	79,826	265,137	—	881,016
Salary and welfare payables	1,678	669,323	4,071,411	114,794	—	4,857,206
Taxes payable	10,278	35,066	2,383,421	142,769	—	2,571,534
Short-term loans	920,751	8,669,455	9,633,862	16,095	—	19,240,163
Contract liabilities-current	—	732,809	227,931	12,401,426	—	13,362,166
Accrued liabilities and other payables	9,008	2,071,530	6,900,483	3,689,885	—	12,670,906
Operating lease liabilities	3,536	316,747	442,348	52,691	—	815,322
Amounts due to group companies (1)	28,368,227	45,955,508	32,466,685	2,822,751	(109,613,171)	—
Deferred tax liabilities	—	1,951,981	347,322	—	—	2,299,303
Long-term loans	—	—	427,997	—	—	427,997
Other long-term liabilities	—	101,713	58,923	554,648	—	715,284
Total liabilities	29,313,510	61,040,153	57,040,209	20,060,196	(109,613,171)	57,840,897
Redeemable noncontrolling interests	—	77,798	—	37,961	—	115,759
Total equity	124,285,776	106,858,672	28,533,643	2,228,790	(133,938,559)	127,968,322
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	153,599,286	167,976,623	85,573,852	22,326,947	(243,551,730)	185,924,978

	As of December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Assets
Cash and cash equivalents	68,315	22,226,946	28,074,849	1,013,200	—	51,383,310
Time deposits	—	67,221,715	11,174,640	70,000	—	78,466,355
Restricted cash	—	22,636	40,326	3,028,651	—	3,091,613
Accounts receivable, net	—	1,765,642	285,361	3,618,024	—	5,669,027
Inventories	—	494,666	49,547	27,335	—	571,548
Prepayments and other current assets, net	65,235	3,341,726	663,724	2,346,183	—	6,416,868
Short-term investments	—	123,191	10,219,436	413,516	—	10,756,143
Amounts due from group companies (1)	47,134,874	24,332,449	17,541,728	11,716,452	(100,725,503)	—
Property, equipment and software, net	765	806,010	7,703,421	9,905	—	8,520,101
Land use right, net	—	61,354	4,111,111	—	—	4,172,465
Operating lease right-of-use assets, net	2,541	232,315	271,200	35,015	—	541,071
Deferred tax assets	—	12,763	1,085,481	15,191	—	1,113,435
Investments in subsidiaries (2)	110,875,457	27,503,090	(691,849)	—	(137,686,698)	—
Contractual interests in the VIEs and VIEs’ subsidiaries (2)	—	—	1,810,627	—	(1,810,627)	—
Long-term investments	393,580	17,737,532	955,281	1,119,963	—	20,206,356
Other long-term assets	30,137	3,938,040	773,016	342,065	—	5,083,258
Total assets	158,570,904	169,820,075	84,067,899	23,755,500	(240,222,828)	195,991,550

Liabilities, redeemable noncontrolling interests and shareholders’ equity
Accounts payable	1,540	457,395	209,709	51,905	—	720,549
Salary and welfare payables	1,897	638,774	3,948,479	93,859	—	4,683,009
Taxes payable	10,389	422,409	2,186,974	139,413	—	2,759,185
Short-term loans	—	7,899,918	3,905,133	—	—	11,805,051
Contract liabilities-current	—	1,319,742	276,933	13,702,547	—	15,299,222
Accrued liabilities and other payables	32,143	2,716,831	6,924,271	4,555,787	—	14,229,032
Operating lease liabilities	2,317	256,038	292,603	33,251	—	584,209
Amounts due to group companies (1)	19,837,012	39,620,317	38,609,798	2,658,376	(100,725,503)	—
Deferred tax liabilities	—	1,756,535	416,582	—	—	2,173,117
Long-term loans	—	—	427,997	—	—	427,997
Other long-term liabilities	—	109,239	58,179	648,623	—	816,041
Total liabilities	19,885,298	55,197,198	57,256,658	21,883,761	(100,725,503)	53,497,412
Redeemable noncontrolling interests	—	84,272	—	—	—	84,272
Total equity	138,685,606	114,538,605	26,811,241	1,871,739	(139,497,325)	142,409,866
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	158,570,904	169,820,075	84,067,899	23,755,500	(240,222,828)	195,991,550

	Year Ended December 31, 2022
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	12,788,652	1,157,713	82,549,444	—	96,495,809
Intra-Group revenues related to technical consulting and related service (3)	—	692,337	64,085,249	—	(64,777,586)	—
Other intra-Group revenues (4)	—	913,644	1,876,699	817,962	(3,608,305)	—
Total net revenues	—	14,394,633	67,119,661	83,367,406	(68,385,891)	96,495,809
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(62,115)	(13,477,853)	(44,968,961)	(18,358,287)	—	(76,867,216)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(64,777,586)	64,777,586	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,822,670)	(1,667,214)	(185,608)	3,675,492	—
Total cost of revenues and operating expenses	(62,115)	(15,300,523)	(46,636,175)	(83,321,481)	68,453,078	(76,867,216)
Operating (losses)/profit	(62,115)	(905,890)	20,483,486	45,925	67,187	19,628,593
Share of income/(losses) from subsidiaries and VIEs (2)	24,489,042	20,442,796	(151,361)	—	(44,780,477)	—
Other (expenses)/income, net	(4,156,514)	6,458,954	2,334,424	(15,193)	—	4,621,671
Income before tax	20,270,413	25,995,860	22,666,549	30,732	(44,713,290)	24,250,264
Income tax	—	(2,437,898)	(2,481,879)	(112,061)	—	(5,031,838)
Net income from continuing operations	20,270,413	23,557,962	20,184,670	(81,329)	(44,713,290)	19,218,426

	Year Ended December 31, 2023
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	12,193,244	1,220,371	90,054,544	—	103,468,159
Intra-Group revenues related to technical consulting and related service (3)	—	386,828	72,605,740	—	(72,992,568)	—
Other intra-Group revenues (4)	—	873,787	1,440,970	734,857	(3,049,614)	—
Total net revenues	—	13,453,859	75,267,081	90,789,401	(76,042,182)	103,468,159
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(26,012)	(14,240,361)	(44,024,077)	(17,468,565)	—	(75,759,015)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(72,992,568)	72,992,568	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,454,070)	(1,571,998)	(23,546)	3,049,614	—
Total cost of revenues and operating expenses	(26,012)	(15,694,431)	(45,596,075)	(90,484,679)	76,042,182	(75,759,015)
Operating (losses)/profit	(26,012)	(2,240,572)	29,671,006	304,722	—	27,709,144
Share of income/ (losses) from subsidiaries and VIEs (2)	29,849,939	30,023,775	(88,094)	—	(59,785,620)	—
Other (expenses)/ income, net	(345,851)	3,929,431	2,537,239	226,964	—	6,347,783
Income before tax	29,478,076	31,712,634	32,120,151	531,686	(59,785,620)	34,056,927
Income tax	—	(1,928,340)	(2,568,035)	(203,329)	—	(4,699,704)
Net income from continuing operations	29,478,076	29,784,294	29,552,116	328,357	(59,785,620)	29,357,223

	Year Ended December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	13,062,383	1,360,569	90,872,284	—	105,295,236
Intra-Group revenues related to technical consulting and related service (3)	—	359,211	72,339,430	—	(72,698,641)	—
Other intra-Group revenues (4)	—	1,416,369	1,525,153	938,100	(3,879,622)	—
Total net revenues	—	14,837,963	75,225,152	91,810,384	(76,578,263)	105,295,236
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(38,022)	(14,872,314)	(42,256,868)	(18,544,042)	—	(75,711,246)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(72,698,641)	72,698,641	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,453,656)	(2,270,346)	(155,620)	3,879,622	—
Total cost of revenues and operating expenses	(38,022)	(16,325,970)	(44,527,214)	(91,398,303)	76,578,263	(75,711,246)
Operating (losses)/profit	(38,022)	(1,488,007)	30,697,938	412,081	—	29,583,990
Share of income/ (losses) from subsidiaries and VIEs (2)	30,071,305	29,362,928	55,384	—	(59,489,618)	—
Other (expenses)/ income, net	(335,674)	4,658,054	1,852,504	(41,119)	—	6,133,765
Income before tax	29,697,609	32,532,975	32,605,826	370,962	(59,489,618)	35,717,755
Income tax	—	(1,895,096)	(3,372,468)	(193,844)	—	(5,461,408)
Net income from continuing operations	29,697,609	30,637,879	29,233,358	177,118	(59,489,618)	30,256,347

	Year Ended December 31, 2022
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(255,519)	707,587	(40,202,699)	67,459,864	—	27,709,233
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	820,545	66,150,273	(66,970,818)	—	—
Dividends received from subsidiaries and VIEs (5)	—	29,094,971	—	—	(29,094,971)	—
Net cash provided by/(used in) other transactions with intra-Group companies	2,893	(3,478,205)	3,175,860	299,452	—	—
Net cash (used in)/provided by operating activities	(252,626)	27,144,898	29,123,434	788,498	(29,094,971)	27,709,233
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third-parties	(223)	(10,434,166)	3,136,494	(71,832)	—	(7,369,727)
Loans made to intra-Group companies (6)	(6,013,061)	(33,737,997)	(1,356,487)	—	41,107,545	—
Loans repaid by intra-Group companies (6)	2,501,060	8,292,517	668,856	—	(11,462,433)	—
Other investing activities with intra-Group companies (7)	—	(1,912)	(31,000)	—	32,912	—
Net cash (used in)/provided by investing activities	(3,512,224)	(35,881,558)	2,417,863	(71,832)	29,678,024	(7,369,727)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(21,326,822)	6,636,050	4,505,614	(52,541)	—	(10,237,699)
Cash dividend paid to intra-Group companies (5)	—	—	(29,094,971)	—	29,094,971	—
Loans received from intra-Group companies (6)	33,461,057	7,168,199	276,940	201,349	(41,107,545)	—
Loans repaid to intra-Group companies (6)	(8,292,517)	(2,862,847)	(272)	(306,797)	11,462,433	—
Other financing activities with intra-Group companies (7)	—	31,000	1,912	—	(32,912)	—
Net cash provided by/(used in) financing activities	3,841,718	10,972,402	(24,310,777)	(157,989)	(583,053)	(10,237,699)

	Year Ended December 31, 2023
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(354,694)	475,946	(37,115,437)	72,325,460	—	35,331,275
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	411,369	72,887,298	(73,298,667)	—	—
Dividends received from subsidiaries and VIEs (5)	—	26,455,948	—	—	(26,455,948)	—
Net cash provided by/(used in) other transactions with intra-Group companies	476	(502,444)	(137,577)	639,545	—	—
Net cash (used in)/provided by operating activities	(354,218)	26,840,819	35,634,284	(333,662)	(26,455,948)	35,331,275
Cash flows from investing activities:
Net cash used in transactions with third-parties	(589)	(3,584,348)	(13,375,849)	(82,645)	—	(17,043,431)
Loans made to intra-Group companies (6)	(5,100,814)	(32,331,958)	(13,748,357)	—	51,181,129	—
Loans repaid by intra-Group companies (6)	246,020	7,004,819	1,200,611	—	(8,451,450)	—
Other investing activities with intra-Group companies (7)	—	(347,375)	(17,100)	—	364,475	—
Net cash used in investing activities	(4,855,383)	(29,258,862)	(25,940,695)	(82,645)	43,094,154	(17,043,431)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(19,980,650)	(6,357,771)	4,855,694	15,673	—	(21,467,054)
Cash dividend paid to intra-Group companies (5)	—	—	(26,455,948)	—	26,455,948	—
Loans received from intra-Group companies (6)	32,327,958	18,639,436	4,000	209,735	(51,181,129)	—
Loans repaid to intra-Group companies (6)	(7,004,819)	(1,184,057)	—	(262,574)	8,451,450	—
Other financing activities with intra-Group companies (7)	—	17,100	347,375	—	(364,475)	—
Net cash provided by/(used in) financing activities	5,342,489	11,114,708	(21,248,879)	(37,166)	(16,638,206)	(21,467,054)

	Year Ended December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(20,988)	2,140,247	(37,271,070)	74,828,624	—	39,676,813
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	259,015	73,526,878	(73,785,893)	—	—
Dividends received from subsidiaries and VIEs (5)	—	30,766,934	—	—	(30,766,934)	—
Net cash provided by/(used in) other transactions with intra-Group companies	228,056	(117,507)	(65,495)	(45,054)	—	—
Net cash provided by operating activities	207,068	33,048,689	36,190,313	997,677	(30,766,934)	39,676,813
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third-parties	(292)	(1,633,126)	19,784,580	(234,760)	—	17,916,402
Loans made to intra-Group companies (6)	(6,437,272)	(34,610,921)	(14,876,404)	(1,438,000)	57,362,597	—
Loans repaid by intra-Group companies (6)	3,634,436	11,781,140	16,200,334	—	(31,615,910)	—
Other investing activities with intra-Group companies (7)	(356)	—	(22,250)	—	22,606	—
Net cash (used in)/provided by investing activities	(2,803,484)	(24,462,907)	21,086,260	(1,672,760)	25,769,293	17,916,402
Cash flows from financing activities:
Net cash used in transactions with third-parties	(20,630,929)	(919,224)	(5,769,454)	(16,095)	—	(27,335,702)
Cash dividend paid to intra-Group companies (5)	—	—	(30,766,934)	—	30,766,934	—
Loans received from intra-Group companies (6)	34,610,921	20,436,682	1,438,000	876,994	(57,362,597)	—
Loans repaid to intra-Group companies (6)	(11,529,250)	(19,187,330)	(251,889)	(647,441)	31,615,910	—
Other financing activities with intra-Group companies (7)	—	22,606	—	—	(22,606)	—
Net cash provided by/(used in) financing activities	2,450,742	352,734	(35,350,277)	213,458	4,997,641	(27,335,702)

Note:

(1)	It represents the elimination of intercompany balances among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(2)	It represents the elimination of the investments among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(3)	It represents the elimination of the intercompany technical consulting and related service charges at the consolidation level.
(4)	It represents the elimination of the other intercompany activities at the consolidation level.
(5)	It represents the elimination of the dividends payment at the consolidation level.
(6)	It represents the elimination of intra-Group loans related cash activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(7)	It represents the elimination of other investing and financing activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.

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

C.Research and Development, Patents and Licenses, etc.

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technologies.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse online game, education and other innovative services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our games and related value-added services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2022, 2023 and 2024, we spent RMB15.0 billion, RMB16.5 billion and RMB17.5 billion (US$2.4 billion), respectively, on R&D activities.

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

Nature of Estimates Required – average playing period of paying players. The average playing period of paying players is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average playing period of paying players on a quarterly basis. We make a qualitative and quantitative assessment to determine the average playing period of paying players for each game. If a qualitative and quantitative assessment identifies the change of the average playing period of paying players based on newly available paying players information, we may prospectively apply the change of estimate.

Assumptions Used. Changes in assumptions or estimates can materially affect average playing period of paying players and, therefore, can affect the test results. The following are key assumptions we use in making the average playing period of paying players for each game:

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

Nature of Estimates Required – Impairment assessment of long-term equity investments without readily determinable fair values. We regularly evaluate the impairment of the investments in privately-held companies without readily determinable fair value periodically or when events or circumstances indicate that the carrying amount may not be recoverable. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired periodically, or when events or circumstances indicate that the carrying amount may not be recoverable, applying significant judgement in considering various events and factors.

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

Assumptions and Approach Used – Fair value of the investees. If the assessment indicates that there is an impairment indicator, we estimate the investment’s fair value in accordance with the principles of ASC 820. We measure the fair value of the investees considering the severity and duration of the impairment indicator and the existence of any positive or mitigating factors or based on income approach or market approach.

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

Changes in assumptions or estimates can materially affect the fair value measurement of the investment and, therefore, can affect the test results. For the year ended December 31, 2024, an aggregate of RMB1.0 billion in investment impairments were recorded. See Note 11 of Notes to the Consolidated Financial Statements for more information.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of the filing of this annual report and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	53	Director and Chief Executive Officer
Alice Yu-Fen Cheng (1)	63	Independent Director
Grace Hui Tang (1)	65	Independent Director
Joseph Tze Kay Tong (1)	62	Independent Director
Michael Man Kit Leung	71	Independent Director
Yingfeng Ding	53	Executive Vice President
Paul W. Boltz, Jr.	55	General Counsel
Sarah Ying Li	42	Head of Financial Reporting
(1)	Alice Cheng, Grace Tang and Joseph Tong are members of the audit, compensation, nominating and environmental, social and governance (ESG) committee.

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

Grace Hui Tang, also known as Grace Tang, has served as a director of our company since July 2022. Ms. Tang worked at PricewaterhouseCoopers for more than 30 years, including approximately 19 years as an audit partner in Hong Kong and Chinese mainland, until her retirement in 2020. At PricewaterhouseCoopers, Ms. Tang was responsible for the audits of numerous public and private companies in Hong Kong, China mainland, the United States and other jurisdictions. Since 2009, she has also been a professor at the Guanghua School of Management of Peking University where she teaches courses on accounting and auditing for the graduate school of the accounting department and on career development. Since September 2022, Ms. Tang has been teaching accounting and auditing courses to foreign students at Beijing Foreign Studies University as a professor. In addition, Ms. Tang serves as an independent director of Brii Biosciences Ltd. (HKEX: 2137), Elkem ASA (OSLO: ELK), ECARX Holdings Inc. (Nasdaq: ECX) and Pirelli & C.S.p.A. (PIRC.MI). Ms. Tang received a bachelor’s degree in accounting from the University of Utah and a Master of Business Administration degree from Utah State University. Ms. Tang is a U.S. certified public accountant and a fellow of the Hong Kong Institute of Certified Public Accountants.

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

Paul W. Boltz, Jr. has served as General Counsel for the NetEase group since January 2024. Mr. Boltz previously served as our International General Counsel from February 2023 to January 2024. Prior to joining NetEase, he was a partner with the international law firms of Gibson, Dunn & Crutcher, Ropes & Gray (where he was the managing partner of their Hong Kong office) and Morrison & Foerster in Hong Kong. Mr. Boltz has 25 years of experience practicing law in Asia, with a particular focus on capital markets, M&A, joint ventures and public company compliance for technology companies, including the NetEase group since its listing on Nasdaq in 2000. Mr. Boltz is qualified to practice law in Pennsylvania and New Jersey and a practicing solicitor in Hong Kong. He received his Bachelor of Arts degree in Economics from the University of Pennsylvania and a Juris Doctor degree from Villanova University School of Law.

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

B.           Compensation

Executive Officer and Director Compensation

In 2024, we paid our executive officers and directors aggregate cash compensation of RMB466.1 million (US$63.8 million). In 2024, we also granted restricted share unit awards under our 2019 Share Plan to our executive officers, which, if vested, represented less than 1% of our total outstanding ordinary shares as of December 31, 2024.

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

Securities Subject to the Share Plans

The maximum aggregate number of our ordinary shares which were issuable pursuant to all awards under the 2009 RSU Plan was 323,694,050 ordinary shares.

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

Other Equity Incentive Plans

Youdao, our subsidiary, adopted its 2015 Share Incentive Plan, or the 2015 Youdao Plan, in February 2015 (and amended it in April 2018), under which 10,222,222 ordinary shares of Youdao are reserved for issuance. As of March 31, 2025, options to purchase a total of 2,694,185 ordinary shares were outstanding under the 2015 Youdao Plan, and 2,371,225 of such options had vested and become exercisable. Additionally, as of March 31, 2025, restricted share units representing an aggregate of 605,288 shares were outstanding under the 2015 Youdao Plan. In April 2023, Youdao adopted a 2023 Share Incentive Plan, or the 2023 Youdao Plan, under which 5,668,625 shares of Youdao are reserved for issuance. As of March 31, 2025, no options or restricted share units were outstanding under the 2023 Youdao Plan.

NetEase Cloud Music, our subsidiary, adopted its 2016 Share Incentive Plan, or the 2016 NetEase Cloud Music Plan, in May 2016, under which 15,000,000 ordinary shares of NetEase Cloud Music are reserved for issuance. As of March 31, 2025, options to purchase a total of 1,258,490 ordinary shares were outstanding under the 2016 NetEase Cloud Music Plan, and 1,038,665 of such options had vested and become exercisable; and restricted share units representing an aggregate of 182,997 shares were outstanding and remain unsettled under the 2016 NetEase Cloud Music Plan, which may be satisfied by new or existing shares of NetEase Cloud Music. Additionally, NetEase Cloud Music adopted the 2022 Restricted Share Unit Plan, or the 2022 NetEase Cloud Music Plan (together with the 2016 NetEase Cloud Music Plan, the “NetEase Cloud Music Plans”) in August 2022 (and as amended from time to time), pursuant to which it may issue up to 10,462,280 new shares. As of March 31, 2025, 4,260,547 restricted share units had been granted under the 2022 NetEase Cloud Music Plan.

In addition, certain of our other subsidiaries have adopted their own equity incentive plans, which allow the relevant subsidiaries to grant options or other awards to certain of our employees. The awards under the 2015 Youdao Plan, the NetEase Cloud Music Plans and such other plans expire in four to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date.

C.           Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with our company’s memorandum and articles of association. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on June 26, 2024.

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

D.           Employees

As of December 31, 2022, 2023 and 2024, we had 31,119, 29,128 and 26,028 full-time employees, respectively. A substantial majority of our employees are based in China. We believe that we have a generally good working relationship with our employees, and we have not experienced any significant labor disputes.

The following table sets forth information regarding our staff as of December 31, 2024. Our R&D staff consisted of 49.0% of our total employees as of December 31, 2024.

Games and related value-added services	16,041
Youdao	3,750
NetEase Cloud Music	1,331
Innovative businesses and others	4,906
Total	26,028

All employees of our company, subsidiaries and the VIEs are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.           Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of February 28, 2025 (unless otherwise indicated) by:

●	all persons who are beneficial owners of 5% or more of our ordinary shares,
●	each of our directors,
●	each of our current executive officers, and
●	all current directors and executive officers as a group.

As of February 28, 2025, 3,165,991,421 of our ordinary shares were outstanding (excluding 53,573,160 ordinary shares issued to and held by The Bank of New York Mellon, the depositary of our ADS program, which were the ordinary shares underlying our treasury ADSs and were reserved for future delivery upon vesting of share awards granted under our Share Plans). The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares
	Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1)	1,450,300,000	45.8%

Number of Shares
Beneficially Owned
	Number	Percentage
Executive Officers and Directors (2)
William Lei Ding(1)	1,450,300,000	45.8%
Alice Cheng	*	*
Grace Tang	*	*
Joseph Tong	*	*
Michael Leung	*	*
Yingfeng Ding	*	*
Paul W. Boltz, Jr.	*	*
Sarah Li	*	*
All current directors and executive officers as a group (eight persons)(3)	1,472,083,436	46.4%
*	Less than 1%.
(1)	Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 8,860,000 ADSs. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. William Lei Ding, our founder, Chief Executive Officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. The principal business address of Shining Globe International Limited is c/o NetEase, Inc., NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.
(2)	The address of our current executive officers and directors are c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.
(3)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding.

As of February 28, 2025, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of February 28, 2025, there were four ordinary shareholders of record with an address in the United States. The Bank of New York Mellon, depositary of our ADS program, held 518,172,325 outstanding ordinary shares as of that date, which accounted for 16.4% of our total issued and outstanding ordinary shares (excluding 53,573,160 ordinary shares issued to and held by The Bank of New York Mellon, which were the ordinary shares underlying our treasury ADSs and were reserved for future delivery upon vesting of share awards granted under our Share Plans).

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

Agreements relating to Guangzhou NetEase

As of the date of the filing of this annual report, William Lei Ding, our Chief Executive Officer, and Xiaojun Hui, one of our employees, own 99.0% and 1.0% of the equity interest in Guangzhou NetEase, respectively.

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

Agreements relating to Hangzhou Leihuo

As of the date of the filing of this annual report, the ultimate shareholders of Hangzhou Leihuo are Zhipeng Hu and Long Cheng, two of our employees, who each hold a 50.0% equity interest. Mr. Cheng’s equity interest in Hangzhou Leihuo was transferred to him in April 2019 by the prior equity holder and our former employee, Tianlei Hu, at which time Mr. Cheng assumed all of Mr. Hu’s rights and obligations under the loan agreement, operating agreement, equity pledge agreement, exclusive purchase option agreement and shareholder voting rights trust agreement described below.

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

Agreements relating to Hangzhou Yuedu

As of the date of the filing of this annual report, William Lei Ding, our Chief Executive Officer, and Wei Li, an employee of NetEase Cloud Music, own 99.0% and 1.0% of the equity interest in Hangzhou Yuedu, respectively.

●	Cooperation Agreement. Under the amended and restated cooperation agreement entered into by Hangzhou Yuedu and Hangzhou NetEase Cloud Music dated on May 18, 2021, Hangzhou Yuedu have agreed to engage Hangzhou NetEase Cloud Music as its exclusive cooperation partner, providing users, among other things and as the case may be, with technical services, including software development, technical support and maintenance, network technology services, server maintenance, relevant software development and update, and technology development, technical assistance and support in relation to electronic publication and telecommunication, in exchange for service fees. Hangzhou Yuedu and Hangzhou NetEase Cloud Music shall share the income generated from its cooperation. The distributable income shall consist of the total income of Hangzhou Yuedu, after deduction of any relevant operating costs, expenses, taxes and other statutory contributions, and profits to be retained by Hangzhou Yuedu. Hangzhou NetEase Cloud Music shall be entitled to receive the entire portion of the distributable income, or if applicable, to share the distributable income with other entities who are affiliates of Hangzhou NetEase Cloud Music according to the service statements confirmed by Hangzhou NetEase Cloud Music and these entities. Hangzhou Yuedu and Hangzhou NetEase Cloud Music shall settle the service fees on a regular basis. This agreement remains in effect unless terminated by written notice from Hangzhou NetEase Cloud Music, and Hangzhou Yuedu shall not terminate the cooperation agreement without the written consent from Hangzhou NetEase Cloud Music.
●	Operating Agreement. Under the operating agreement entered into by Hangzhou Yuedu, William Lei Ding, Wei Li and Hangzhou NetEase Cloud Music dated November 2, 2023, Hangzhou NetEase Cloud Music agreed to be the guarantor of Hangzhou Yuedu in, and provide full guarantees for the performance of, the contracts, agreements or transactions entered into between Hangzhou Yuedu and any third-party in connection with Hangzhou Yuedu’s businesses and operations. Hangzhou Yuedu, in return, agreed to pledge the accounts receivable in its operations and all of its assets to Hangzhou NetEase Cloud Music. Hangzhou Yuedu, William Lei Ding and Wei Li also jointly agreed that without Hangzhou NetEase Cloud Music’s prior written consent, Hangzhou Yuedu would not engage in any transaction that may materially affect their assets, liabilities, rights or operations, except that Hangzhou Yuedu may enter into business contracts or agreements, sell or purchase assets and create liens in favor of relevant counter parties as required by law in the ordinary course of business. William Lei Ding and Wei Li shall appoint candidates recommended by Hangzhou NetEase Cloud Music as directors of Hangzhou Yuedu, and Hangzhou Yuedu shall appoint Hangzhou NetEase Cloud Music’s senior executive officers recommended by Hangzhou NetEase Cloud Music as Hangzhou Yuedu’ senior management.
●	Exclusive Purchase Option Agreement. On May 18, 2021, Hangzhou Yuedu, Hangzhou NetEase Cloud Music and William Lei Ding entered into an amended and restated exclusive purchase option agreement, and on November 2, 2023, Hangzhou Yuedu, Hangzhou NetEase Cloud Music and Wei Li entered into an exclusive purchase option agreement on substantially the same terms (collectively, the “Exclusive Purchase Option Agreements”). Under the Exclusive Purchase Option Agreements, William Lei Ding and Wei Li irrevocably granted Hangzhou NetEase Cloud Music an option, exercisable in one or more times, to purchase or cause any person(s) designated by Hangzhou NetEase Cloud Music to purchase, to the extent permitted under any applicable PRC laws, a portion of or all of William Lei Ding and Wei Li’s equity interests in Hangzhou Yuedu at any time and from time to time, for a consideration equals to, the outstanding loan amounts under the relevant Loan Agreements or otherwise for the minimum amount of consideration permitted by applicable PRC laws, under circumstances in which Hangzhou NetEase Cloud Music or its designated third party is permitted under PRC laws to acquire all or part of the assets of Hangzhou Yuedu, subject to adjustments. None of the material assets of Hangzhou Yuedu are to be sold, transferred or otherwise disposed of without the written consent of Hangzhou NetEase Cloud Music. In addition, under the Exclusive Purchase Option Agreements, William Lei Ding and Wei Li may not transfer or permit the encumbrance of or allow any guarantee or security to be created on any of its equity interest in Hangzhou Yuedu without Hangzhou NetEase Cloud Music’s prior written consent.

●	Equity Pledge Agreements. On May 18, 2021, Hangzhou NetEase Cloud Music and William Lei Ding entered into an amended and restated equity pledge agreement, and on November 2, 2023, Hangzhou NetEase Cloud Music and Wei Li entered into an equity pledge agreement on substantially the same terms (collectively, the “Equity Pledge Agreements”). Under the Equity Pledge Agreements, William Lei Ding and Wei Li agreed to pledge all their respective equity interests in Hangzhou Yuedu that they legally own to Hangzhou NetEase Cloud Music as a first security interest to guarantee the timely and complete payment and performance of contractual obligations under the relevant VIE agreements. William Lei Ding and Wei Li have further agreed that, without prior written consent of Hangzhou NetEase Cloud Music, they will not transfer or dispose the pledged equity interests or create or allow any third party to create any encumbrance on the pledged equity interests that would prejudice Hangzhou NetEase Cloud Music’s interest.
●	Shareholder Voting Right Trust Agreements and Powers of Attorney. Hangzhou NetEase Cloud Music entered into (i) an amended and restated shareholder voting right trust agreement and (ii) a power of attorney with William Lei Ding on May 18, 2021 and with Wei Li on November 2, 2023, both on substantially the same terms (collectively, (i) the “Shareholder Voting Right Trust Agreements” and (ii) “Powers of Attorney,” respectively). Under the Shareholder Voting Right Trust Agreements and the Powers of Attorney, William Lei Ding and Wei Li have appointed Hangzhou NetEase Cloud Music and the person designated by Hangzhou NetEase Cloud Music director or his/her successor as their agent and attorney to act on their behalf on all matters concerning Hangzhou Yuedu and to exercise all of their rights as a registered shareholder of Hangzhou Yuedu.
●	Loan Agreement. On May 18, 2021, Hangzhou NetEase Cloud Music and William Lei Ding entered into an amended and restated loan agreement, and on November 2, 2023, Hangzhou NetEase Cloud Music and Wei Li entered into a loan agreement on substantially the same terms (collectively, the “Loan Agreements”). Under the Loan Agreements, Hangzhou NetEase Cloud Music agreed to provide loans to William Lei Ding and Wei Li to be used exclusively as investment in Hangzhou Yuedu. The loans must not be used for any other purposes without the lender’s prior written consent. The term of each loan shall be ten years from the date of the respective Loan Agreement and will be automatically extended for another ten years unless otherwise indicated by the lender. The borrowers shall not make any repayment of their respective loan prior to the expiration of the term or termination of the relevant loan without the lender’s prior written consent. The loans shall terminate on the date the lender exercises its exclusive purchase option under the relevant Exclusive Purchase Option Agreement, or when certain defined termination events occur, such as when the lender sends a written notice demanding repayment to the respective borrower, or upon the default of the respective borrower, whichever is earlier. After the lender exercises its exclusive purchase option, the respective borrower shall repay the respective loan by transferring all of his equity interest in Hangzhou Yuedu to the lender, or persons designated by the lender. If the transfer price for the equity interest in Hangzhou Yuedu is higher than the principal of the loan under the relevant Loan Agreement, any surplus would be considered interest for the loan.

Subsidiary Guarantees

We have entered into several guarantee agreements in the aggregate amount of US$2.7 billion in respect of certain credit facilities taken by our subsidiaries. As of December 31, 2024, US$1.5 billion of such credit facilities had not been utilized.

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

Transitional Services Agreement

Under the transitional services agreement, we agreed to provide Youdao with various corporate support and services such as legal support, human resources support, financial reporting, internal control and internal audit support, technology and operational support, and administrative support. The transitional services agreement expired in accordance with its terms in October 2024, although we continue to provide such services to Youdao pursuant to arms’ length arrangements.

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

Loan Agreements and Guarantees

We have entered into various loan agreements to extend loans to Youdao. These loans were used to provide working capital for the daily operations of Youdao with the original term of one year. In April 2021, we also entered into a 36-month revolving loan facility with Youdao in the principal amount of US$300 million to support its long-term growth. In September 2023, we and Youdao entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of December 31, 2024, the total principal amount of interest-bearing short-term loan outstanding to Youdao was RMB878.0 million (US$120.3 million). As of March 31, 2025, the total principal amount of interest-bearing long-term loans outstanding to Youdao was US$128.1 million (equivalent to RMB926.7 million), which was drawn down from the above-mentioned revolving loan facility.

Agreements with NetEase Cloud Music

NetEase Cloud Music, which became listed on the Hong Kong Stock Exchange in December 2021, is currently our majority-controlled subsidiary. On August 5, 2021, we entered into a framework agreement with NetEase Cloud Music to govern key aspects of the intragroup transactions between NetEase Cloud Music and us, or the NetEase Cloud Music Framework Agreement, including (a) from us to NetEase Cloud Music (i) intellectual property licensing services where we grant NetEase Cloud Music a royalty-free license to non-exclusively use certain intellectual property, including software copyrights, domain names, trademarks and logos relating or registered by us, in perpetuity, (ii) advertising agency services, (iii) bandwidth, server custody and rack services, (iv) information technology services, (v) shared services and (vi) product procurement, and (b) from NetEase Cloud Music to us, advertising services and others. On November 28, 2023, we entered into a new framework agreement, which superseded the original NetEase Cloud Music Framework Agreement, pursuant to which the intragroup transactions between NetEase Cloud Music and us set forth in the NetEase Cloud Music Framework Agreement (save for the aforementioned advertising agency services provided by us) were renewed for a term of three years (other than the intellectual property license which, as noted above, was granted in perpetuity), commencing from January 1, 2024.

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

A.8         Dividend Policy

Under our current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.0990 per ordinary share  (US$0.4950 per ADS), US$0.0870 per ordinary share (US$0.4350 per ADS), US$0.0870 per ordinary share (US$0.4350 per ADS) and US$0.24405 per ordinary share (US$1.22025 per ADS) for the first, second, third and fourth quarters of 2024, respectively.

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

For more information about foreign exchange regulation, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our China mainland subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Key Information—Risk Factors—Risks Related to Doing Business in China—Regulation on currency exchange may limit our ability to utilize our revenues effectively.”

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

Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the STA on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among other things, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

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

Provided that our Cayman Islands holding company, NetEase, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. STA Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, STA Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises shall report tax to relevant authorities if their withholding agents fail to perform the withholding obligation. However, because there is uncertainty as to the application of STA Public Notice 37 and STA Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 37 and STA Circular 7, and we may be required to expend valuable resources to comply with STA Public Notice 37 and STA Circular 7 or to establish that we should not be taxed under STA Public Notice 37 and STA Circular 7. See Item 3.D. “Key Information—Risk Factors—Risks Related to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by a non-PRC company.”

Hong Kong Taxation

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2022, 2023 and 2024, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

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

This summary also does not address the U.S. federal estate, gift, and other non-income tax considerations, the Medicare contribution tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares or ADSs. Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local and non-U.S. tax consequences to them of the purchase, ownership and disposition of our ordinary shares or ADSs.

For purposes of this summary, “U.S. Holder” means a beneficial holder of our ordinary shares or ADSs that for United States federal income tax purposes is:

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

Certain dividends received by non-corporate U.S. Holders, including individuals, may be eligible for the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder is not able to claim the reduced rate for any year in which we are treated as a PFIC. See “—Passive Foreign Investment Companies” below. Dividends may be taxed at the lower applicable capital gains rate provided that (1) our ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) our company is not a PFIC (as discussed below) for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Because our ADSs are listed on the NASDAQ Global Select Market, they are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States. However, because our ordinary shares are not listed on an established securities market, we do not believe that dividends paid on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years.

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

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, you will generally recognize taxable gain or loss on any sale or exchange or other taxable disposition of an ordinary share or ADS in an amount equal to the difference between the amount realized for the ordinary share or ADS and your adjusted tax basis in the ordinary share or ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary share or ADS for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Any gain or loss that you recognize generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of ordinary shares or ADSs, such gain may be treated as PRC source gain under the U.S.-PRC Tax Treaty, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. See the discussion above under the heading “—Taxation of Dividends and Other Distributions on the Ordinary Shares or ADSs” regarding the potential availability of U.S.-PRC Tax Treaty benefits. Recently issued U.S. Treasury regulations may impose additional restrictions on the creditability of any PRC taxes on disposition gains, though under current IRS guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of ordinary shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

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

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below. Furthermore, if we are treated as a PFIC then one or more of our subsidiaries may also be treated as PFICs with respect to a U.S. Holder (as discussed below under the heading “—U.S. Federal Income Tax Treatment of a Shareholder of a PFIC”).

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. We have not obtained any opinion of counsel or any rulings from the IRS regarding our status as a PFIC. The PFIC determination is highly fact-intensive and made at the end of each taxable year. We hold and may continue to hold a substantial amount of cash and cash equivalents. In addition, the value of our assets, including goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects. For these reasons, there can be no assurance that we were not a PFIC in any prior taxable years and will not be a PFIC in the current taxable year or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

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

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our ordinary shares or ADSs and any gain realized on the disposition of our ordinary shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621 or other then applicable IRS Form or statement) relating to their ownership of our ordinary shares or ADSs.

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

J.Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in financial products issued by commercial banks in China, as well as interest expenses payable on our short-term and long-term bank borrowings. All of our short-term bank borrowings as of December 31, 2024 were at fixed rates.

Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2024, a 10% change in the interest rate would result in an increase or decrease of RMB492.1 million (US$67.4 million) of our total amount of net interest income and of RMB48.7 million (US$6.7 million) of our total amount of investment income from short-term investments in 2024.

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

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported net foreign exchange gains of RMB255.4 million (US$35.0 million) in 2024, compared to net foreign exchange losses of RMB133.0 million in 2023. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2024, we had U.S. dollar-denominated debt outstanding of US$1.0 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated debt as of December 31, 2024 would have increased/decreased by RMB729.9 million in Renminbi terms.

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$12.2 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2024 would have increased/decreased by RMB8.9 billion in Renminbi terms.

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

Fees and other payments made by the depositary to us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2024, the depositary paid us US$1.5 million pursuant to this arrangement.

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

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his/her ordinary shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

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

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Sarah Li, our Head of Financial Reporting (principal financial officer), have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, our Chief Executive Officer and our Head of Financial Reporting concluded that such disclosure controls and procedures were effective as of December 31, 2024.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-2.

Attestation report of the registered public accounting firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over the financial reporting period of December 31, 2024, which can be found on page F-3 of this annual report.

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

Item 16B.             Code of Ethics

We have adopted a Code of Business Conduct, which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct may also apply on a contractual basis to other persons (e.g. third party vendors) that provide goods or services to, or act on half of, the NetEase group and is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

The Code of Business Conduct is filed as an exhibit to this annual report on Form 20-F and also available on our website under the Investor Relations section at https://ir.netease.com.

Item 16C.            Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to us during 2023 and 2024.

	For the year ended December 31,
	2023(1)	2024(1)

	RMB (in thousands)
Audit fees (2)	30,491	27,649
Tax fees (3)	1,712	1,064
All other fees (4)	346	8
Total	32,549	28,721
(1)	The fees disclosed are exclusive of out-of-pocket expenses, which totaled approximately RMB1.3 million and RMB1.3 million in 2023 and 2024, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 17, 2022, we announced a share repurchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$5.0 billion of our outstanding ADSs and ordinary shares for a period not to exceed 36 months. This share repurchase program became effective on January 10, 2023, immediately following the expiration of the prior program authorized by our board of directors in February 2021. As of December 31, 2024, approximately 21.2 million ADSs were repurchased in open market transactions under this program for a total cost of US$1.9 billion.

The table below shows the ADSs that we repurchased for each month in 2024:

			Total Number of	Approximate
			ADSs	Maximum
			Purchased	Dollar Value
			as Part of	of ADSs
			Publicly	that May Yet
	Total	Average	Announced	Be
	Number of	Price	Plans	Purchased
	ADSs	Paid	or	Under
Period	Purchased(1)	Per ADS	Programs	The Latest Plan
		US$	US$
January 2024	1,030,966	91.84	94,688,124	4,261,204,679
February 2024	384,552	103.77	39,905,645	4,221,299,034
March 2024	304,559	106.04	32,294,288	4,189,004,746
April 2024	780,076	94.93	74,055,442	4,114,949,304
May 2024	813,161	95.33	77,516,011	4,037,433,293
June 2024	1,332,128	91.83	122,334,549	3,915,098,744
July 2024	1,461,565	93.05	136,001,832	3,779,096,912
August 2024	2,620,534	85.95	225,222,863	3,553,874,049
September 2024	2,298,855	79.22	182,115,435	3,371,758,614
October 2024	1,071,960	83.20	89,187,139	3,282,571,475
November 2024	1,248,990	81.64	101,968,013	3,180,603,462
December 2024	592,488	91.60	54,271,868	3,126,331,594
Total	13,939,834		1,229,561,209
(1)Our ADS to ordinary share ratio is one ADS for every five ordinary shares.

On August 31, 2021, we announced a share purchase program authorized by our board of directors pursuant to which we were authorized to purchase up to US$50.0 million worth of Youdao’s outstanding ADSs on the New York Stock Exchange in open market transactions beginning on September 2, 2021 and for a period not to exceed 36 months. The program has expired and as of December 31, 2024, an aggregate of approximately 2.7 million ADSs had been purchased in the open market under this program for approximately US$22.0 million.

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

Item 16I.          Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.            Insider Trading Policies

NetEase, Inc.’s board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of NetEase, Inc.’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the insider trading policy of NetEase, Inc. is filed as an exhibit to this annual report on Form 20-F and incorporated herein by reference.

Item 16K.            Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the risk management program to other risk areas.

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

At the management level, we have established an information security committee that is responsible for implementing a global information security program which is aligned with our strategy, establishing and promoting the corresponding policies and procedures, and, as necessary, assisting in ensuring adequate and timely disclosure of information security incidents and certain threats to our company’s management and board of directors, in accordance with our information security incident management policy.

Our information security committee is comprised of members of senior management and senior personnel, including our chief executive officer, the head of our information security office, and other members of management, leaders of business units and the legal, IT and other departments. The head of our information security office, who reports to our chief executive officer and leads our cybersecurity efforts, has over 15 years of experience in information technology and cybersecurity, with a career that includes various cybersecurity roles at several technology companies.

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

2.4	Description of Ordinary Shares (incorporated by reference to Exhibit 2.4 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

2.5

Description of American Depositary Shares (incorporated by reference to Exhibit 2.5 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

3.1

Proxy Agreement dated April 15, 2009 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.3 to our company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 24, 2015)

3.2

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Tianlei Hu (incorporated by reference to Exhibit 3.8 to our company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.3

Shareholder Voting Rights Trust Agreement dated December 1, 2015 between NetEase (Hangzhou) Network Co., Ltd. and Zhipeng Hu (incorporated by reference to Exhibit 3.9 to our company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.4

Amended and Restated Shareholder Voting Right Trust Agreement dated November 30, 2015 among NetEase Information Technology (Beijing) Co., Ltd., Beijing Guangyitong Advertising Co., Ltd., William Lei Ding and Xiaojun Hui (incorporated by reference to Exhibit 3.7 to our company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016)

3.5

Shareholder Voting Rights Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 3.6 to our company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 21, 2017)

3.6

Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated by reference to Exhibit 3.8 to our company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 20, 2018)

4.1	2009 Restricted Share Unit Plan (incorporated by reference to Exhibit 10.1 to our company’s Registration Statement on Form S-8 (file no. 333-164249) filed with the SEC on January 8, 2010)

4.2

Form of Employment Agreement between NetEase, Inc. and its executive officers (incorporated by reference to Exhibit 4.2 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

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

4.16*	Form of Cooperative Agreement

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

Exhibit Number	Document

4.38

Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.52 to our company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.39

Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.54 to our company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.40

Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.55 to our company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.41

Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and Youdao, Inc. (incorporated by reference to Exhibit 4.56 to our company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020)

4.42

Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.5 to our company’s Post-effective Amendment No. 1 to Registration Statement on Form S-8 (file no. 333-234189) filed with the SEC on March 2, 2023)

4.43+

Facility agreement for a revolving loan facility of US$300 million between NetEase, Inc. as lender and Youdao, Inc. as borrower dated September 12, 2023 (incorporated by reference to Exhibit 4.46 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

4.44

Amended and Restated Loan Agreement dated May 18, 2021 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.47 to our company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023)

4.45

Amended and Restated Equity Pledge Agreement dated May 18, 2021 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.48 to our company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023)

4.46

Amended and Restated Exclusive Purchase Option Agreement dated May 18, 2021 among Hangzhou NetEase Cloud Music Technology Co., Ltd., Hangzhou Yuedu Technology Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.49 to our company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023)

4.47

Amended and Restated Shareholder Voting Right Trust Agreement dated May 18, 2021 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and William Lei Ding (incorporated by reference to Exhibit 4.50 to our company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023)

4.48

Loan Agreement dated November 2, 2023 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and Wei Li (incorporated by reference to Exhibit 4.51 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

4.49

Equity Pledge Agreement dated November 2, 2023 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and Wei Li (incorporated by reference to Exhibit 4.52 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

4.50

Operating Agreement dated November 2, 2023 among Hangzhou NetEase Cloud Music Technology Co., Ltd., Hangzhou Yuedu Technology Co., Ltd., William Lei Ding and Wei Li (incorporated by reference to Exhibit 4.53 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

Exhibit Number	Document

4.51

Exclusive Purchase Option Agreement dated November 2, 2023 among Hangzhou NetEase Cloud Music Technology Co., Ltd., Hangzhou Yuedu Technology Co., Ltd. and Wei Li (incorporated by reference to Exhibit 4.54 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

4.52

Shareholder Voting Right Trust Agreement dated November 2, 2023 between Hangzhou NetEase Cloud Music Technology Co., Ltd., and Wei Li (incorporated by reference to Exhibit 4.55 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

4.53

Amended and Restated Cooperation Agreement dated May 18, 2021 between Hangzhou NetEase Cloud Music Technology Co., Ltd. and Hangzhou Yuedu Technology Co., Ltd. (incorporated by reference to Exhibit 4.56 to our company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023)

4.54

Form of Indemnification Agreement between NetEase, Inc. and its directors and executive officers (incorporated by reference to Exhibit 4.57 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

8.1

List of Significant Subsidiaries and Variable Interest Entities of NetEase, Inc. (incorporated by reference to Exhibit 8.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 28, 2021)

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

11.2*	Insider Trading Policy of our company

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1

Charter of Audit Committee of the Board of Directors of our company (incorporated by reference to Exhibit 15.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Zhong Lun Law Firm

97.1	Clawback Policy of our company (incorporated by reference to Exhibit 97.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F.

+ Certain identified information has been excluded from the exhibit because it is both not material and is the type that our company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 15, 2025

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

The Company’s management, with the participation of the Company’s principal executive officer and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2024. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2024, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimate of average playing period of paying players for recognition of in-game virtual items revenue

As described in Notes 2(c) and 28 to the consolidated financial statements, the Company recognized RMB83.6 billion of revenues from games and related value-added services for the year ended December 31, 2024. Revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games. Management considered the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at the estimated average playing period of the paying players for each game. If a new game was launched and only a limited period of paying player data was available, then management considered other qualitative factors  to estimate the average playing period of the paying players for the new game. Significant management assumptions applied to the estimated average playing period of paying players for recognition of in-game virtual items revenue include (i) estimating future players’ churn rates based on historical players’ churn rates; and (ii) similarities between new games and existing games with sufficient historical data.

The principal considerations for our determination that performing procedures relating to the estimates of average playing period of paying players for recognition of in-game virtual items revenue is a critical audit matter are the significant judgment made by management in developing these estimates, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management related to estimates of future players’ churn rates and estimates of similarities between new games and existing games.

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

Impairment assessment of long-term equity investments without readily determinable fair values

As described in Notes 2(j) and 11 to the consolidated financial statements, the Company’s consolidated balance of long-term equity investments without readily determinable fair values as of December 31, 2024 was RMB11.1 billion. Long-term equity investments without readily determinable fair value include ownership of stock or in-substance common stock issued by privately-held companies on which the Company does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance ordinary shares. Management conducted impairment tests for investments in long-term equity investments without readily determinable fair values periodically, or when events or circumstances indicate that the carrying amount may not be recoverable. Management performed a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimated the fair value of the investment, and recorded an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Management applied significant judgments in the impairment assessment for these equity investments when determining whether any impairment indicators exist during the year and estimating the impairment amount if an impairment exists. These judgments consider various factors and events including a) significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investees; b) significant adverse change in the regulatory, economic, or technological environment of the investees; c) significant adverse change in the general market condition of either the geographical area or the industry in which the investees operate; d) bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; e) factors that raise significant concerns about the investees’ ability to continue as a going concern; f) factors that raise significant concerns about the performance of new products and g) valuation methods and key estimates in the determination of the impairment amounts based on the severity of the impairment indicator and the existence of any positive or mitigating factors.

The principal considerations for our determination that the impairment assessment of long-term equity investments without readily determinable fair values is a critical audit matter are the high degree of auditor judgment, subjectivity and audit effort involved in performing procedures to evaluate the reasonableness of significant judgments and key estimates management applied in the impairment assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of long-term equity investments without readily determinable fair values. These procedures also included, among others, (i) testing the completeness, accuracy and relevance of underlying data management used to identify the indicators of impairment; (ii) testing management’s qualitative evaluation as to whether indicators of impairment existed by assessing the evidence considered by management, as well as other relevant market information; (iii) evaluating the reasonableness of key estimates used by management in the determination of the impairment amounts, by considering (a) the investee’s current and past performances, (b) the consistency with industry and third party data, and (c) whether these estimates were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2025

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

		December 31,	December 31,	December 31,
		2023	2024	2024
	Notes	RMB	RMB	US$
				Note 2(q)
Assets
Current assets:
Cash and cash equivalents	2(f)	21,428,902	51,383,310	7,039,485
Time deposits	2(f)	100,856,034	75,441,355	10,335,423
Restricted cash	2(f)	2,777,206	3,086,405	422,836
Accounts receivable, net		6,422,417	5,669,027	776,654
Inventories	2(i)	695,374	571,548	78,302
Prepayments and other current assets, net	6	6,076,595	6,416,868	879,107
Short-term investments	7	4,436,057	10,756,143	1,473,586
Total current assets		142,692,585	153,324,656	21,005,393

Non-current assets:
Property, equipment and software, net	8	8,075,044	8,520,101	1,167,249
Land use rights, net	9	4,075,143	4,172,465	571,625
Operating lease right-of-use assets, net	10	749,275	541,071	74,126
Deferred tax assets	13(c)	1,560,088	1,113,435	152,540
Time deposits	2(f)	1,050,000	3,025,000	414,423
Restricted cash	2(f)	550	5,208	713
Long-term investments	11	21,783,187	20,206,356	2,768,259
Other long-term assets	12	5,939,106	5,083,258	696,404
Total non-current assets		43,232,393	42,666,894	5,845,339

Total assets		185,924,978	195,991,550	26,850,732

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable		881,016	720,549	98,715
Salary and welfare payables		4,857,206	4,683,009	641,570
Taxes payable	14	2,571,534	2,759,185	378,007
Short-term loans	15	19,240,163	11,805,051	1,617,285
Contract liabilities	16	13,362,166	15,299,222	2,095,985
Accrued liabilities and other payables	17	12,670,906	14,229,032	1,949,369
Short-term operating lease liabilities	10	259,493	171,609	23,510
Total current liabilities		53,842,484	49,667,657	6,804,441

Non-current liabilities:
Deferred tax liabilities	13(c)	2,299,303	2,173,117	297,716
Long-term operating lease liabilities	10	555,829	412,600	56,526
Long-term loans	18	427,997	427,997	58,635
Other long-term liabilities		715,284	816,041	111,797
Total non-current liabilities		3,998,413	3,829,755	524,674

Total liabilities		57,840,897	53,497,412	7,329,115

Commitments and contingencies	24

Redeemable noncontrolling interests	19	115,759	84,272	11,545

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,210,783,141 and 3,167,959,016 shares issued and outstanding as of December 31, 2023 and 2024, respectively		2,710	2,631	360
Additional paid-in capital		22,604,651	9,860,962	1,350,946
Treasury stock		(12,694,364)	(4,473,063)	(612,807)
Statutory reserves	2(u)	1,541,416	1,954,872	267,817
Accumulated other comprehensive income		616,780	1,006,807	137,932
Retained earnings		112,214,583	130,333,397	17,855,602
NetEase, Inc.’s shareholders’ equity		124,285,776	138,685,606	18,999,850
Noncontrolling interests	19	3,682,546	3,724,260	510,222
Total equity		127,968,322	142,409,866	19,510,072

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		185,924,978	195,991,550	26,850,732

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the year ended December 31,
		2022	2023	2024	2024
	Notes	RMB	RMB	RMB	US$
					Note 2(q)
Net revenues	28	96,495,809	103,468,159	105,295,236	14,425,388
Cost of revenues	28	(43,729,683)	(40,404,765)	(39,488,152)	(5,409,855)
Gross profit		52,766,126	63,063,394	65,807,084	9,015,533
Operating expenses:
Selling and marketing expenses		(13,402,721)	(13,969,460)	(14,147,657)	(1,938,221)
General and administrative expenses		(4,695,798)	(4,899,880)	(4,550,625)	(623,433)
Research and development expenses		(15,039,014)	(16,484,910)	(17,524,812)	(2,400,889)
Total operating expenses		(33,137,533)	(35,354,250)	(36,223,094)	(4,962,543)
Operating profit		19,628,593	27,709,144	29,583,990	4,052,990
Other income/(expenses):
Investment income, net		53,976	1,306,722	355,286	48,674
Interest income, net		2,149,673	4,120,418	4,920,915	674,163
Exchange gains/(losses), net		1,571,207	(132,999)	255,430	34,994
Other, net		846,815	1,053,642	602,134	82,492
Income before tax		24,250,264	34,056,927	35,717,755	4,893,313
Income tax	13(a)	(5,031,838)	(4,699,704)	(5,461,408)	(748,210)
Net income from continuing operations		19,218,426	29,357,223	30,256,347	4,145,103
Net income from discontinued operations		624,864	—	—	—
Net income		19,843,290	29,357,223	30,256,347	4,145,103
Accretion of redeemable noncontrolling interests		(2,978)	(3,589)	(3,919)	(537)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests		497,288	62,918	(554,819)	(76,010)
Net income attributable to the Company’s shareholders		20,337,600	29,416,552	29,697,609	4,068,556
Including:
Net income from continuing operations attributable to the Company’s shareholders		19,712,736	29,416,552	29,697,609	4,068,556
Net income from discontinued operations attributable to the Company’s shareholders	3	624,864	—	—	—
Net income		19,843,290	29,357,223	30,256,347	4,145,103
Other comprehensive income
Foreign currency translation adjustment		1,441,414	221,872	424,356	58,137
Total comprehensive income		21,284,704	29,579,095	30,680,703	4,203,240
Comprehensive loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests		315,725	26,040	(589,148)	(80,713)
Comprehensive income attributable to the Company’s shareholders		21,600,429	29,605,135	30,091,555	4,122,527

Net income per share, basic	23	6.23	9.15	9.28	1.27
-Continuing operations		6.04	9.15	9.28	1.27
-Discontinued operations		0.19	—	—	—

Net income per ADS, basic		31.16	45.73	46.40	6.36
-Continuing operations		30.20	45.73	46.40	6.36
-Discontinued operations		0.96	—	—	—

Net income per share, diluted	23	6.17	9.05	9.19	1.26
-Continuing operations		5.98	9.05	9.19	1.26
-Discontinued operations		0.19	—	—	—

Net income per ADS, diluted		30.85	45.23	45.95	6.29
-Continuing operations		29.90	45.23	45.95	6.29
-Discontinued operations		0.95	—	—	—

Weighted average number of ordinary shares outstanding, basic	23	3,263,455	3,216,475	3,200,453	3,200,453
Weighted average number of ADS outstanding, basic		652,691	643,295	640,091	640,091
Weighted average number of ordinary shares outstanding, diluted	23	3,296,014	3,252,029	3,230,602	3,230,602
Weighted average number of ADS outstanding, diluted		659,203	650,406	646,120	646,120

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

							Accumulated
	Ordinary shares		Additional paid-	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total
	Share	Amount	in capital	Share	Amount	reserves	(loss)/ income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	3,446,311	2,794	37,915,939	(172,476)	(20,502,188)	1,245,125	(828,065)	77,494,475	3,950,558	99,278,638
Vesting of restricted share units	518	0	(2,569,917)	22,632	2,569,917	—	—	—	—	—
Share-based compensation	—	—	2,763,611	—	—	—	—	—	277,999	3,041,610
Appropriation to statutory reserves	—	—	—	—	—	33,541	—	(33,541)	—	—
Net income/(loss) attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	20,340,578	(483,268)	19,857,310
Repurchase of shares	—	—	—	(73,361)	(8,006,226)	—	—	—	—	(8,006,226)
Cancellation of repurchased shares	(125,553)	(84)	(15,027,659)	125,553	15,027,743	—	—	—	—	—
Net change of capital from noncontrolling interest shareholders	—	—	(227,740)	—	—	—	—	—	81,115	(146,625)
Dividends to shareholders	—	—	—	—	—	—	—	(6,723,859)	—	(6,723,859)
Foreign currency translation adjustment	—	—	—	—	—	—	1,259,851	—	181,563	1,441,414
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(2,978)	(2,244)	(5,222)
Balance as of December 31, 2022	3,321,276	2,710	22,854,234	(97,652)	(10,910,754)	1,278,666	431,786	91,074,675	4,005,723	108,737,040
Vesting of restricted share units	—	—	(3,007,404)	25,951	3,007,404	—	—	—	—	—
Share-based compensation	—	—	2,913,644	—	—	—	—	—	149,757	3,063,401
Appropriation to statutory reserves	—	—	—	—	—	262,750	—	(262,750)	—	—
Net income/(loss) attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	29,420,141	(66,677)	29,353,464
Repurchase of shares	—	—	—	(38,792)	(4,791,014)	—	—	—	—	(4,791,014)
Net change of capital from noncontrolling interest shareholders	—	—	(155,823)	—	—	—	—	—	(471,164)	(626,987)
Reclassification from mezzanine equity to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	30,369	30,369
Dividends to shareholders	—	—	—	—	—	—	—	(8,013,894)	—	(8,013,894)
Foreign currency translation adjustment	—	—	—	—	—	—	184,994	—	36,878	221,872
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(3,589)	(2,340)	(5,929)
Balance as of December 31, 2023	3,321,276	2,710	22,604,651	(110,493)	(12,694,364)	1,541,416	616,780	112,214,583	3,682,546	127,968,322
Vesting of restricted share units	—	—	(3,297,794)	26,874	3,297,794	—	—	—	—	—
Share-based compensation	—	—	3,554,037	—	—	—	—	—	261,409	3,815,446
Appropriation to statutory reserves	—	—	—	—	—	413,456	—	(413,456)	—	—
Net income attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	29,701,528	558,829	30,260,357
Repurchase of shares	—	—	—	(69,698)	(8,742,223)	—	—	—	—	(8,742,223)
Cancellation of repurchased shares	(110,000)	(79)	(13,665,651)	110,000	13,665,730	—	—	—	—	—
Net change of capital from noncontrolling interest shareholders	—	—	665,719	—	—	—	—	—	(844,249)	(178,530)
Reclassification from mezzanine equity to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	33,951	33,951
Dividends to shareholders	—	—	—	—	—	—	—	(11,165,339)	—	(11,165,339)
Foreign currency translation adjustment	—	—	—	—	—	—	390,027	—	34,329	424,356
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(3,919)	(2,555)	(6,474)
Balance as of December 31, 2024	3,211,276	2,631	9,860,962	(43,317)	(4,473,063)	1,954,872	1,006,807	130,333,397	3,724,260	142,409,866

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(q)
Cash flows from operating activities:
Net income	19,843,290	29,357,223	30,256,347	4,145,103
Net income from discontinued operations	(624,864)	—	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,858,209	3,055,260	2,417,894	331,250
Fair value changes of equity security, other investments and financial instruments	3,104,336	(535,316)	(841,901)	(115,340)
Impairment losses on investments	300,249	469,159	1,291,627	176,952
Share-based compensation cost	3,174,160	3,242,810	3,882,939	531,960
Allowance for expected credit losses	61,393	61,146	68,934	9,444
Losses/(gains) on disposal of property, equipment and software	3,620	5,676	(4,758)	(652)
Unrealized exchange (gains)/losses	(1,604,260)	119,935	(719,162)	(98,525)
Gains on disposal of long-term investments, business and subsidiaries	(1,791,355)	(63,784)	(272,415)	(37,321)
Deferred income taxes	489,670	131,437	320,726	43,939
Share of results on equity method investees and revaluation results from previously held equity interest	(1,259,941)	(473,947)	155,568	21,313
Fair value changes of short-term investments	(342,642)	(414,207)	(530,607)	(72,693)
Changes in operating assets and liabilities:
Accounts receivable	554,340	(1,470,374)	716,375	98,143
Inventories	(27,613)	296,764	123,780	16,958
Prepayments and other assets	731,100	87,556	(809,590)	(110,913)
Accounts payable	447,666	(559,419)	91,142	12,486
Salary and welfare payables	424,513	(62,917)	(210,918)	(28,896)
Taxes payable	(917,614)	(244,261)	187,788	25,727
Contract liabilities	385,396	1,161,861	2,022,196	277,041
Accrued liabilities and other payables	1,899,580	1,166,673	1,530,848	209,725
Net cash provided by operating activities	27,709,233	35,331,275	39,676,813	5,435,701

Cash flows from investing activities:
Purchase of property, equipment and software	(2,100,264)	(2,301,554)	(1,275,400)	(174,729)
Proceeds from sale of property, equipment and software	41,467	10,302	14,533	1,991
Purchase of intangible assets, content and licensed copyrights	(543,220)	(1,974,323)	(930,988)	(127,545)
Net change of short-term investments with terms of three months or less	776,357	(1,777,687)	(408,256)	(55,931)
Purchase of short-term investments with terms over three months	(5,950,000)	—	(8,235,000)	(1,128,190)
Proceeds from maturities of short-term investments with terms over three months	10,175,160	5,378,510	2,853,778	390,966
Investment in equity method investees	(705,907)	(444,557)	(513,397)	(70,335)
Investment in other equity investments and acquisition of subsidiaries	(4,423,773)	(2,387,129)	(589,629)	(80,779)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	2,411,070	152,564	2,822,585	386,692
Placement/rollover of matured time deposits	(98,973,884)	(124,693,598)	(154,792,305)	(21,206,459)
Proceeds from maturities of time deposits	92,247,046	111,417,969	179,377,113	24,574,564
Change in other long-term assets	(323,779)	(423,928)	(406,632)	(55,708)
Net cash (used in)/provided by investing activities	(7,369,727)	(17,043,431)	17,916,402	2,454,537

Cash flows from financing activities:
Net changes from short-term loans with terms of three months or less	(1,274,043)	(13,654,704)	(6,656,988)	(912,004)
Proceeds of loans with terms over three months	6,392,695	13,569,160	13,920,080	1,907,043
Payment of loans with terms over three months	(273,639)	(8,219,472)	(14,739,347)	(2,019,282)
Dividends paid to shareholders	(6,723,667)	(8,013,903)	(11,165,338)	(1,529,645)
Net amounts (paid)/received related to capital contribution from or repurchase of noncontrolling interests shareholders	(30,921)	86,159	136,006	18,633
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(8,328,124)	(5,234,294)	(8,830,115)	(1,209,721)
Net cash used in financing activities	(10,237,699)	(21,467,054)	(27,335,702)	(3,744,976)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	110,403	(202,457)	10,752	1,473

Net increase/(decrease) in cash, cash equivalents and restricted cash	10,212,210	(3,381,667)	30,268,265	4,146,735
Cash, cash equivalents and restricted cash, at the beginning of the year	17,376,115	27,588,325	24,206,658	3,316,299
Cash, cash equivalents and restricted cash, at end of the year	27,588,325	24,206,658	54,474,923	7,463,034
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	5,092,391	4,895,752	5,189,585	710,970
Cash paid for interest expenses	588,381	779,872	489,622	67,078
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	689,093	1,026,852	1,024,116	140,303

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations
(a)	The Group

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

As of December 31, 2024, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC” or “China”, references to “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Hong Kong, Macau and Taiwan), Hong Kong, Cayman Islands and British Virgin Islands (“BVI”) and other countries. The Company is also the primary beneficiary of a number of variable interest entities (“VIEs”) and consolidates the VIEs for financial reporting. The Company, its subsidiaries and the VIEs are hereinafter collectively referred to as the “Group”.

On October 26, 2019, Youdao, Inc. (“Youdao”), one of the Company’s majority-controlled subsidiaries completed its IPO on the New York Stock Exchange. In February 2021, Youdao completed a follow-on public offering in the New York Stock Exchange. After Youdao’s offerings, the Company continues to control Youdao and consolidates Youdao as its controlling shareholder.

On December 2, 2021, Cloud Village, Inc. (“NetEase Cloud Music”), one of the Company’s majority-controlled subsidiaries completed its IPO on the Hong Kong Stock Exchange. After NetEase Cloud Music’s offering, the Company continues to control NetEase Cloud Music and consolidates NetEase Cloud Music as its controlling shareholder.

The major subsidiaries and the VIEs through which the Company conducts its business operations as of December 31, 2024 are described below:

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

The following combined financial information of the VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	1,802,256	1,013,200
Time deposits	420,000	70,000
Restricted cash	2,701,083	3,025,450
Accounts receivable, net	4,663,331	3,618,024
Inventories	36,908	27,335
Prepayments and other current assets, net	1,765,209	2,346,183
Short-term investments	73,904	413,516
Amounts due from Group companies	9,192,463	11,716,452
Total current assets	20,655,154	22,230,160

Property, equipment and software, net	52,212	9,905
Operating lease right-of-use assets, net	53,686	35,015
Deferred tax assets	148,847	15,191
Restricted cash	500	3,201
Long-term investments	1,212,804	1,119,963
Other long-term assets	203,744	342,065
Total non-current assets	1,671,793	1,525,340

Total assets	22,326,947	23,755,500

Accounts payable	265,137	51,905
Salary and welfare payables	114,794	93,859
Taxes payable	142,769	139,413
Short-term loans	16,095	—
Contract liabilities	12,401,426	13,702,547
Accrued liabilities and other payables	3,689,885	4,555,787
Short-term operating lease liabilities	22,413	18,398
Amounts due to Group companies	2,822,751	2,658,376
Total current liabilities	19,475,270	21,220,285

Long-term operating lease liabilities	30,278	14,853
Other long-term liabilities	554,648	648,623
Total non-current liabilities	584,926	663,476

Total liabilities	20,060,196	21,883,761

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues
Third-party revenues	82,549,444	90,054,544	90,872,284
Intra-Group revenues	817,962	734,857	938,100
Total net revenues	83,367,406	90,789,401	91,810,384

Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(18,358,287)	(17,468,565)	(18,544,042)
Intra-Group cost of revenues and operating expenses related to technical consulting and related service	(64,777,586)	(72,992,568)	(72,698,641)
Other intra-Group cost of revenues and operating expenses	(185,608)	(23,546)	(155,620)
Total cost of revenues and operating expenses	(83,321,481)	(90,484,679)	(91,398,303)

Net income	(81,329)	328,357	177,118

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third-parties	67,459,864	72,325,460	74,828,624
Net cash used in transactions with intra-Group companies related to technical consulting and related service	(66,970,818)	(73,298,667)	(73,785,893)
Net cash provided by/(used in) other transactions with intra-Group companies	299,452	639,545	(45,054)
Net cash provided by/(used in) operating activities	788,498	(333,662)	997,677

Cash flows from investing activities:
Net cash used in transactions with third-parties	(71,832)	(82,645)	(234,760)
Net loans made to intra-Group companies	—	—	(1,438,000)
Net cash used in investing activities	(71,832)	(82,645)	(1,672,760)

Cash flows from financing activities:
Net cash (used in)/provided by transactions with intra-Group companies	(105,448)	(52,839)	229,553
Net cash (used in)/provided by transactions with third-parties	(52,541)	15,673	(16,095)
Net cash (used in)/provided by financing activities	(157,989)	(37,166)	213,458

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB626.1 million and RMB642.1 million, respectively, as of December 31, 2023 and 2024, as well as certain non-distributable statutory reserves amounting to approximately RMB96.3 million and RMB104.5 million, respectively, as of December 31, 2023 and 2024. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of VIEs which require the Company to provide additional financial support or guarantees to the VIEs, where necessary. Please see Note 1(b) for additional information.

There is no entity in the Group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2023 and 2024.

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

The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, estimated breakage of game points, return allowance for goods sold, volume sales rebates. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.

The Group’s revenues are mainly generated from online game services, tutoring services, sale of smart devices, online music services, live streaming services, advertising services, e-commerce and other fee-based premium services. Refer to “Note 28 - Segment Information” for disaggregation of revenue.

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

PC games

The Group sells prepaid points to the end users. Customers can use the points to play the Group’s PC games, pay for in-game items and use other fee-based premium services. Customers can also purchase in-game items and other fee-based premium services online and consume the in-game items and services directly. Proceeds received from the sales of prepaid online points and in-game items and other fee-based premium services to players are recorded as contract liabilities.

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

The Group offers online music services through NetEase Cloud Music, which mainly include membership subscriptions, sales of digital music album and songs and contents sublicensing on the Group’s online platforms.

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

The Group operates live streaming platforms mainly through NetEase Cloud Music whereby users can enjoy live performances provided by the live streaming performers and interact with them on a real time basis free of charge. The Group sells virtual items to users at pre-determined price so that the users gift them to live streaming performers to show their support and appreciation. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based item, such as privilege titles etc. Under the arrangements with the live streaming performers, the Group shares with them a portion of the revenues derived from the sales of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items. Accordingly, revenue is recognized when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user.

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

The Group also enters into performance-based advertising arrangements with customers. For example, cost per mille (“CPM”) or cost-per-click (“CPC”) advertising arrangements with customers, the Group recognizes revenues based on the number of times that the advertisement has been displayed or the number of actions completed resulted from the advertisements, respectively.

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

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrued liabilities and other payables” and “Inventories”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2022, 2023 and 2024.

(viii) Fee-based premium services

Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing innovative businesses. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by the Group over the subscription period, during which customers can access the premium online services provided by the Group. Fees collected from customer to be consumed to purchase online services are recognized as revenue when related services are rendered.

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

Contract assets as of December 31, 2023 and 2024 were not material.

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

Research and development costs mainly consist of staff-related costs and technology service costs incurred for the development of online games and other products.

Software development costs for software to be sold, leased or otherwise marketed are charged to research and development expense until technological feasibility is established. The technological feasibility is not established until substantially all product development and testing is complete, and the period after the date technical feasibility is reached and the time when the software marketed was short historically. The Group’s software development costs qualifying for capitalization has been immaterial for the years ended December 31, 2022, 2023 and 2024.

(f)	Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits and time deposits with original maturities less than three months placed with large reputable banks in Hong Kong and/or China. As of December 31, 2023 and 2024, there were cash and cash equivalent denominated in U.S. dollars amounting to approximately US$1.6 billion and US$2.8 billion, respectively (equivalent to approximately RMB11.1 billion and RMB20.3 billion, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2023 and 2024, there were time deposits denominated in U.S. dollars amounting to approximately US$8.6 billion and US$9.3 billion, respectively (equivalent to approximately RMB61.2 billion and RMB67.2 billion, respectively).

As of December 31, 2023 and 2024, the Group had approximately RMB48.5 billion and RMB41.1 billion cash and cash equivalents and time deposits held by its PRC subsidiaries and the VIEs, representing 39.3% and 31.7% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2023 and 2024, the Group had a restricted cash balance approximately RMB2.8 billion and RMB3.1 billion, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Customer deposit of NetEase Pay accounts	2,664.1	2,989.7
Others	113.7	101.9
Total	2,777.8	3,091.6

The Group had no other material lien arrangements during 2023 and 2024.

(g)	Receivables, net

The Group’s receivables are subject to the measurement of credit losses within the scope of ASC Topic 326.The impact of this standard was immaterial to the Company.

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

The following table sets out the movements of the allowance for expected credit losses for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of year	369,982	403,360	448,562
Provisions	61,393	61,146	256,039
Write-offs	(28,015)	(15,944)	(15,173)
Balance at the end of year	403,360	448,562	689,428

(h)	Fair value of financial instruments

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

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2022, 2023 and 2024 are recognized in “Other income/(expense)”.

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not common stocks or in-substance common stocks, as these equity securities do not have readily determinable fair value, the Group measure these equity securities investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in “Other income /(expense)”.

Investments in common stock or in-substance common stock of investees and limited-partnership investments in which the Group is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value and equity method investments periodically, or when events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Management applies significant judgments in the impairment assessment for these equity investments when: (i) determining as to whether any impairment indicators exist during the year; (ii) estimating the impairment amount if an impairment exists; and (iii) making the judgments as to whether a decline in value of equity method investments was other than temporary. These judgments consider various factors and events including: a) significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investees; b) significant adverse change in the regulatory, economic, or technological environment of the investees; c) significant adverse change in the general market condition of either the geographical area or the industry in which the investees operate; d) bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; e) factors that raise significant concerns about the investees’ ability to continue as a going concern; f) factors that raise significant concerns about the performance of new products and g) valuation methods and key estimates in the determination of the impairment amounts based on the severity and duration of the impairment indicator and the existence of any positive or mitigating factors. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive income for a decline in value that is determined to be other than temporary.

(k)	Leases

The Group adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of December 31, 2023 and 2024, the Group has no material finance leases.

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

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Decoration	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures, office and other equipment	3-20 years
Vehicles	5 years
Servers and computers	3-5 years
Software	3 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

(m)	Land use rights

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842 on January 1, 2019, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights, net” in the Group’s consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities for the years ended December 31, 2022, 2023 and 2024.

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

The Group expenses advertising and promotional costs as incurred and reports these costs under selling and marketing expense. Advertising and promotional expenses totaled approximately RMB10.0 billion, RMB10.4 billion and RMB10.9 billion (US$1.5 billion) for the years ended December 31, 2022, 2023, and 2024, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2993 on the last trading day of 2024 (December 31, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

Certain subsidiaries of the Company granted options exercisable for ordinary shares and RSUs to certain of the Group’s employees. The options expire four to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The Group adopts the binomial option pricing model to determine the fair value of stock options and RSUs are measured at the fair market value of the shares on the grant date and accounts for share-based compensation cost using an estimated forfeiture rate.

Forfeitures were estimated based on the Group’s weighted average historical forfeiture rate of the last five years. Differences between actual and estimated forfeitures are expensed in the period that the differences occur. See Note 22 for further information regarding share-based compensation assumptions and expense.

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

The Group reports tax-related interest expense and penalty in “Other, net” in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2022, 2023 and 2024.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2024.

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

(bb) Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Group is currently evaluating the impact of these accounting standard updates on the consolidated financial statements.

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

There was no significant acquisition incurred in 2023 and 2024.

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, either individually or in aggregate.

5.	Concentrations and Risks
(a)	Server and bandwidth service provider

The Group relied on over 100 telecommunications service providers and their affiliates for server and bandwidth service to support its operations during fiscal years 2022, 2023 and 2024 as follows:

	For the year ended December 31,
	2022	2023	2024
Number of service providers, offering 10% or more of the Group’s server and bandwidth service expenditure	4	4	4
Total% of the Group’s server and bandwidth service expenditure provided by 10% or greater service providers	62.7%	59.4%	63.1%

(b)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC or Hong Kong, which management considers being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services, online music services and advertising services.

One channel had a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2023 and 2024, respectively as follows:

	December 31,	December 31,
	2023	2024
Channel A	23.5%	14.0%

In addition, receivable from one customer accounted for 11% of the total accounts receivable balance as of December 31, 2024.

Short-term investments consist of financial products issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 1.41% to 6.70% per annum as of December 31, 2024. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)	Major customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2022, 2023 and 2024.

(d)	Online games

The Group derived 29.6%, 36.8% and 35.7% of its total net revenues from its top 5 online games for the years ended December 31, 2022, 2023 and 2024, respectively.

6.	Prepayments and Other Current Assets, net

The following is a summary of prepayments and other current assets, net (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Prepayment for royalties, revenue sharing cost	1,729,241	2,522,296
Interest receivable	2,271,944	1,934,920
Prepayments of content and marketing cost and other operational expenses	638,697	485,587
Prepayment for deductible value added tax and refundable subsidy	581,228	603,670
Bridge loans in connection with ongoing investments	27,369	13,196
Deposits	81,712	91,576
Employee advances	57,949	51,652
Advance to suppliers	43,820	40,852
Receivable within one year related to disposal of investments	512,367	529,051
Others	132,268	144,068
	6,076,595	6,416,868

As of December 31, 2023 and 2024, prepayments for royalties and revenue sharing cost mainly represented prepaid royalties or revenue sharing cost related to game distribution and operations of online games.

The amount of employee advances listed above included staff housing loan balances of RMB18.2 million and RMB12.1 million repayable within 12 months from December 31, 2023 and 2024 respectively (see Note 12). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2023 and 2024.

7.	Short-term Investments

As of December 31, 2023 and 2024, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2024, the effective yields of short-term investments ranged from 1.41% to 6.70% per annum (2023: 1.85% to 8.31% per annum).

The following is a summary of short-term investments (in thousands):

December 31, 2023
		Unrealized	Estimated
	Cost	Gains	Fair Value
	RMB	RMB	RMB
Short-term investments	4,275,329	160,728	4,436,057

December 31, 2024
		Unrealized	Estimated
	Cost	Gains	Fair Value
	RMB	RMB	RMB
Short-term investments	10,565,640	190,503	10,756,143

During the years ended December 31, 2022, 2023 and 2024, the Group recorded investment income related to short-term investments of RMB342.6 million, RMB414.2 million and RMB530.6 million in the consolidated statements of operations and comprehensive income, respectively.

8.	Property, Equipment and Software, net

The following is a summary of property, equipment and software, net (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Building and decoration	4,063,468	6,888,673
Leasehold improvements	311,156	197,230
Furniture, fixtures, office and other equipment	508,185	559,271
Vehicles	106,027	93,596
Servers and computers	6,144,176	6,094,887
Software	367,472	340,038
Construction in progress	3,675,879	1,696,018
	15,176,363	15,869,713

Less: accumulated depreciation and amortization	(6,923,618)	(7,181,872)
Less: impairment	(177,701)	(167,740)
Net book value	8,075,044	8,520,101

Depreciation and amortization expense was RMB1.1 billion, RMB769.7 million and RMB781.2 million for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the construction in progress balance mainly comprised of construction of buildings in Shanghai and Hangzhou that have not yet been placed in service for the Group’s intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

9.	Land Use Rights, net

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2023 and 2024, the Group obtained the land use rights from the local authorities, including in Beijing and Guian. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights, net are summarized as follows (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Cost	4,590,902	4,801,005
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(486,475)	(599,256)
Impairment	(14,284)	(14,284)
Land use right, net	4,075,143	4,172,465

The total amortization expense for each of the years ended December 31, 2022, 2023 and 2024 amounted to approximately RMB91.8 million, RMB101.9 million and RMB112.8 million, respectively.

10.Leases

The Group has operating leases for corporate offices, warehouses and retail stores. In addition, upon the adoption of ASC 842, land use rights with total carrying amount of RMB4.1 billion and RMB4.2 billion (Note 9) were identified as operating lease right-of-use assets as of December 31, 2023 and 2024, respectively.

The Group’s leases have remaining lease terms of 1 month to 66 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

The following table provides information related to the Group’s operating leases (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	409,196	344,606	249,169
Cash paid for amounts included in the measurement of operating lease liabilities	471,214	331,579	271,670
Right-of-use assets obtained in exchange for operating lease obligations	336,381	215,209	40,557

Additionally, the short-term lease cost was RMB27.4 million, RMB42.3 million and RMB44.6 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table provides a summary of the Group’s operating lease terms and discount rates, which excludes the land use rights, as of December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024
Weighted average remaining lease term	2.92 years	2.87 years
Weighted average discount rate	3.77%	3.62%

Maturities of operating lease liabilities as of December 31, 2024 were as follows (in thousands):

RMB
2025	189,853
2026	141,039
2027	101,221
2028	92,245
2029	61,015
Thereafter	51,056
Total operating lease payments	636,429
Less: imputed interest	(52,220)
Total	584,209

11.	Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Investments in equity method investees	6,109,240	6,406,167
Equity investments with readily determinable fair values	3,107,266	2,375,785
Equity investments without readily determinable fair values	12,021,518	11,104,510
Other investments	545,163	319,894
	21,783,187	20,206,356

(a)	Investments in equity method investees

The Group recorded equity share of earnings of RMB1.3 billion and RMB473.9 million for the years ended December 31, 2022 and 2023, respectively, and recorded equity share of losses of RMB155.6 million for the year ended December 31, 2024, which was included in “Investment income, net” in the consolidated statements of operations and comprehensive income. As of December 31, 2023, the Group invested an aggregated cash consideration of RMB2.0 billion in five limited partnerships as a limited partner, and in 2024, the Group further contributed totally RMB204.7 million cash in four of them. The objectives of these limited partnerships are to engage in investment in online game business. The Group accounted such investments under the equity method.

(b)	Equity investments with readily determinable fair values

As of December 31, 2024, equity investments with readily determinable fair values mainly included RMB1.1 billion invested in shares of Alibaba Group Holding Limited, RMB568.0 million invested in shares of Huatai Securities Company Limited, RMB473.8 million invested in shares of Shenzhen Transsion Holding Limited and RMB155.6 million invested in shares of Embracer Group AB (publ). The Group recorded fair value loss of RMB3.4 billion, fair value gain of RMB535.3 million and RMB1.2 billion related to the equity investments with readily determinable fair value for the year ended December 31, 2022, 2023 and 2024, respectively.

The Group also recorded cash dividend income of RMB26.5 million, RMB51.0 million and RMB66.5 million from these investments for the years ended December 31, 2022, 2023 and 2024, respectively.

(c)	Equity investments without readily determinable fair value

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2022, 2023 and 2024, there were no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group recognized a gain of RMB1.8 billion, RMB22.3 million and RMB22.2 million related to the disposal of the Group’s investments in equity securities without readily determinable fair value as “Investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group recognized impairment provision of RMB85.2 million, RMB274.2 million and RMB1.0 billion related to certain of the equity investments without readily determinable fair value as “Investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

12.	Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Copyrights, licenses, domain names, trademark and technology	1,884,603	1,412,931
Goodwill	1,855,394	1,855,293
Long-term receivable	1,500,100	1,193,662
Non-current deposits	179,399	143,005
Long-term interest receivables	38,174	49,850
Staff housing loans	34,690	17,053
Others	446,746	411,464
	5,939,106	5,083,258

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

Goodwill

	December 31,	December 31,
	2023	2024
	RMB	RMB
Beginning balance	2,166,486	1,855,394
Additions	—	—
Disposal and others	(311,092)	(101)
Ending balance	1,855,394	1,855,293

For the years ended December 31, 2023 and 2024, the carrying value of goodwill was mainly recorded under the games and related value-added services segment.The Group performed impairment tests using the qualitative and quantitative method and concluded that the goodwill was not impaired as at December 31, 2023 and 2024, therefore, no provision was recorded.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 2.10% to 4.75% per annum both for the years ended December 31, 2023 and 2024. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2023 and 2024 amounted to approximately RMB18.2 million and RMB12.1 million, respectively. The amounts are reported under “Prepayments and other current assets, net” in the consolidated balance sheets (see Note 6).

13.	Taxation
(a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. For the years ended December 31, 2022, 2023 and 2024, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the EIT Law, Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.

Boguan, NetEase Hangzhou and certain other PRC subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2022, 2023 and 2024.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China.

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2022, 2023 and 2024 (in thousands except per share data):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	2,631,764	3,228,359	3,654,069
Earnings per share effect, basic	0.81	1.00	1.14
Earnings per share effect, diluted	0.80	0.99	1.13

The following table sets forth the components of income tax expenses of the Group for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expense	4,542,168	4,568,267	5,140,682
Deferred tax expense	489,670	131,437	320,726
Income tax expenses	5,031,838	4,699,704	5,461,408

The following table presents a reconciliation from the PRC statutory income tax rate of 25% where the Group primarily operates in to the effective income tax rate of the Group for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	%	%	%
Statutory income tax rate	25.0	25.0	25.0
Permanent differences	(5.0)	(7.1)	(6.3)
Effect due to different tax rates applicable to overseas entities	0.2	0.2	1.0
Effect of lower tax rate applicable to HNTEs and EIT exemptions	(10.1)	(9.5)	(10.2)
Change in valuation allowance and others	1.8	0.6	1.5
Effect of withholding income tax (d)	8.8	4.6	4.3
Effective income tax rate	20.7	13.8	15.3

As of December 31, 2024, certain entities of the Group had net operating tax loss carry forwards of RMB22.4 billion, which is mainly from its PRC subsidiaries and VIEs with expiration period from 2025 to 2034.

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

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 and 2024 (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Contract liabilities, primarily for advanced payments from online games customers	1,043,715	1,088,998
Accruals and others	810,707	256,777
Net operating tax loss carry forward	3,424,344	3,684,913
	5,278,766	5,030,688
Less: valuation allowance	(3,718,678)	(3,917,253)
Total	1,560,088	1,113,435

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	2,165,573	2,053,668
Others	133,730	119,449
Total	2,299,303	2,173,117

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

	Balance at	Net change	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2022	3,648,870	322,646	3,971,516
2023	3,971,516	(252,838)	3,718,678
2024	3,718,678	198,575	3,917,253

(d)	Withholding income tax

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

The Group accrued RMB2.1 billion, RMB1.5 billion and RMB1.6 billion (US$215.9 million) withholding tax liabilities mainly associated with all of its earnings expected to be distributed from its PRC subsidiaries to overseas for general corporate purposes in 2022, 2023 and 2024, respectively. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2022, 2023 and 2024. As of December 31, 2023 and 2024, deferred tax liabilities were fully provided related to undistributed earnings of the Group’s PRC subsidiaries.

14.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2023 and 2024 (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Sales Tax payable	277,201	423,773
Withholding individual income taxes for employees	378,103	383,291
EIT payable	1,790,393	1,740,126
Others	125,837	211,995
	2,571,534	2,759,185

15.	Short-term Loans

As of December 31, 2023 and 2024, the short-term loans balances represent short-term loan arrangements with financial institutions which were repayable within a maturity term ranging from one week to one year and charged at a fixed interest rates ranging 0.80% and 5.85% per annum. As of December 31, 2023 and 2024, the weighted average interest rate for the outstanding short-term loans was approximately 3.79% and 3.37%, respectively. The short-term loans are mainly denominated in RMB and US$.

The Group has entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As of December 31, 2024, US$4.6 billion of such credit facilities has not been utilized.

The Group has also entered into several guarantee agreements in the aggregate amount of US$2.7 billion in respect of certain credit facilities taken by the Company and its subsidiaries. As at December 31, 2024, US$1.5 billion of such credit facilities had not been utilized.

16.	Contract Liabilities

Contract liabilities represents sales proceeds from prepaid points sold, unamortized in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2024, the additions to the contract liabilities balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business. During the years ended December 31, 2023 and 2024, RMB12.0 billion and RMB13.2 billion of revenues recognized were included in the contract liabilities balance at the beginning of the year, respectively.

As of December 31, 2024, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB16.0 billion, which was recorded under contract liabilities and to be recognized as revenues in future periods. The Group expects to recognize RMB15.3 billion as revenues over the next 12 months, and the remaining unsatisfied performance obligations expected to be recognized thereafter were recognized in other long-term liabilities.

17.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2023 and 2024 (in thousands):

	December 31,	December 31,
	2023	2024
	RMB	RMB
Customer deposits on NetEase Pay accounts	3,268,237	3,884,420
Marketing expenses and promotion materials	3,063,280	3,161,538
Content cost	1,432,706	1,976,929
Accrued fixed assets related payables	1,027,401	1,012,438
Accrued revenue sharing	969,903	935,818
Professional fees and technical charges	789,955	925,419
Deferred government grants	356,239	460,360
Administrative expenses and other staff related cost	448,926	417,286
Server and bandwidth service fees	196,202	192,942
Accrued freight and warehousing charge	83,902	58,936
Acquisition considerations	204,229	13,544
Customer refund for licensed games	97,301	5,524
Others	732,625	1,183,878
	12,670,906	14,229,032

18.Long-term Loans

On June 2, 2021, the Group entered into a five-year term loan facility and revolving loan facility agreement with aggregate commitments of US$1.0 billion. The facility is priced at 85 basis points per annum over LIBOR and has a commitment fee of 0.20% on the undrawn portion. There were nil of borrowings outstanding under the syndicated loan facility with no pledge as of December 31, 2023 and in early 2024, the Group voluntarily canceled this loan facility.

19.Noncontrolling Interests and Redeemable Noncontrolling Interests

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

The Company’s subsidiaries and the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2022, 2023 and 2024 (in millions):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Contributions to medical and pension schemes	1,710.4	1,786.5	1,778.7
Other employee benefits	1,202.8	1,398.1	1,412.9
	2,913.2	3,184.6	3,191.6

22.	Share-based Compensation

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized were RMB3.2 billion, RMB3.2 billion and RMB3.9 billion, respectively. The table below presents a summary of the Group’s share-based compensation cost (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	758,413	823,765	1,185,854
Selling and marketing expenses	120,171	132,801	104,534
General and administrative expenses	1,214,995	1,119,018	1,069,850
Research and development expenses	1,080,581	1,167,226	1,522,701
	3,174,160	3,242,810	3,882,939

(a)	Restricted Share Units Plan

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

As of December 31, 2024, total unrecognized compensation cost related to unvested awards under the 2019 Share Plan, adjusted for estimated forfeitures, was US$402.1 million (RMB2.9 billion) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2024, the weighted average remaining vesting periods was 1.44 years.

Restricted Share Unit Award Activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2022, 2023 and 2024:

		Weighted average
		grant date fair
	Number of RSUs	value
	(in thousands)	US$
Outstanding at January 1, 2022	12,996	75.40
Granted	5,335	93.98
Vested	(4,630)	75.01
Forfeited	(696)	84.55
Outstanding at December 31, 2022	13,005	82.67

Outstanding at January 1, 2023	13,005	82.67
Granted	4,795	84.73
Vested	(5,190)	76.27
Forfeited	(523)	88.24
Outstanding at December 31, 2023	12,087	86.00

Outstanding at January 1, 2024	12,087	86.00
Granted	6,023	104.48
Vested	(5,375)	81.78
Forfeited	(976)	94.58
Outstanding at December 31, 2024	11,759	96.68

The aggregate intrinsic value of RSUs outstanding as of December 31, 2024 was US$1.0 billion. The intrinsic value was calculated based on the Company’s closing stock price of US$89.21 per ADS as of December 31, 2024.

The Company’s practice is to issue new shares or utilize treasury stock upon vesting of RSUs. The number of shares available for future grant under the Company’s 2019 RSU Plan was 211,437,320 as of December 31, 2024.

(b)	Other Share Incentive Plan

Certain of the Company’s subsidiaries have adopted stock incentive plans, which are stock option plans or RSU plans and allow the related subsidiaries to grant options or RSUs to certain employees of the Group. The options expire in four to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met (“Vesting Commencement Date”). The award can become 100% vested on the Vesting Commencement Date, or vests in two, three, four or five substantially equal annual installments with the first installment vesting on the Vesting Commencement Date. But for certain share options granted with vesting conditions outside the Group’s control, no expenses will be recorded until the occurrence of the vesting conditions when the Group determine that it is probable that the vesting conditions will be satisfied.

The Group has used the binomial model to estimate the fair value of the options granted and RSUs are measured at the fair market value of the shares on the grant date. For the years ended December 31, 2022, 2023, and 2024, RMB327.9 million, RMB289.0 million and RMB266.4 million compensation expenses were recorded for the share options and RSUs granted.

As of December 31, 2024, there were approximately RMB18.0 million unrecognized share-based compensation expenses related to share options for which the service condition had been met and are expected to be recognized when the vesting conditions are achieved.

23.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
Numerator (RMB in thousands):
Net income from continuing operations attributable to the Company’s shareholders	19,712,736	29,416,552	29,697,609
Net income from discontinued operations attributable to the Company’s shareholders	624,864	—	—
Net income attributable to the Company’s shareholders for basic/dilutive net income per share calculation	20,337,600	29,416,552	29,697,609

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,263,455	3,216,475	3,200,453
Dilutive effect of restricted share units	32,559	35,554	30,149
Weighted average number of ordinary shares outstanding, diluted	3,296,014	3,252,029	3,230,602
Net income per share from continuing operations attributable to the Company’s shareholders, basic (RMB)	6.04	9.15	9.28
Net income per share from discontinued operations attributable to the Company’s shareholders, basic (RMB)	0.19	—	—
Net income per share, basic (RMB)	6.23	9.15	9.28
Net income per share from continuing operations attributable to the Company’s shareholders, diluted (RMB)	5.98	9.05	9.19
Net income per share from discontinued operations attributable to the Company’s shareholders, diluted (RMB)	0.19	—	—
Net income per share, diluted (RMB)	6.17	9.05	9.19

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2022, 2023 and 2024, RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 11.3 million shares, 6.3 million shares and 15.3 million shares, respectively.

24.	Commitments and Contingencies
(a)	Commitments

As of December 31, 2024, future minimum payment for server and bandwidth service fee commitments, capital commitments, royalties and other expenditures commitments related to licensed contents, as well as other commitments related to services purchases, were as follows (in thousands):

	Server and		Royalties and
	Bandwidth		Expenditure for
	Service Fee	Capital	Licensed Content	Other
	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2025	364,056	393,743	692,640	214,284	1,664,723
2026	211,660	182,897	261,029	2,519	658,105
2027	101,866	48,363	116,286	318	266,833
2028	91,796	—	—	8	91,804
Beyond 2028	91,449	7,343	—	—	98,792
	860,827	632,346	1,069,955	217,129	2,780,257

(b)	Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

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

Dividends are recognized when declared. There is no significant dividend payable as of December 31, 2023 and 2024, respectively. The cash dividend declared related to the net profits of fiscal year 2023 and fiscal year 2024 was RMB11.7 billion and RMB11.8 billion (US$1.6 billion) in total, respectively.

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

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This new share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of December 31, 2024, the Company has repurchased approximately 21.2 million ADSs for approximately US$1.9 billion under this program.

In August 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2024, approximately 2.7 million ADSs had been purchased under this program for a total cost of US$22.0 million.

27.	Related Party Transactions

The Group had no material transactions with related parties for the years ended December 31, 2022, 2023 and 2024, and no material related parties’ balances as of December 31, 2023 and 2024.

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

Effective in the second quarter of 2022, the Company renamed its “online game services” segment as “games and related value-added services,” and transferred certain business lines that are related or ancillary to its games from “innovative businesses and others” to “games and related value-added services”. As a result, the Group now reports segments as games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive income or consolidated statements of cash flows. The Group retrospectively recast prior years’ segment information, to conform to current year presentation.

(b)	Segment data

The table below provides a summary of the Group’s operating segment results under which the cost of revenues is considered as the significant segment expense for the years ended December 31, 2022, 2023 and 2024 (in thousands). The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. There was no significant transaction between reportable segments for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
Games and related value-added services	74,566,471	81,565,449	83,622,643
Youdao	5,013,182	5,389,208	5,625,919
NetEase Cloud Music	8,992,221	7,866,992	7,950,146
Innovative businesses and others	7,923,935	8,646,510	8,096,528
Total net revenues	96,495,809	103,468,159	105,295,236

Cost of revenues:
Games and related value-added services	(27,784,419)	(25,938,865)	(26,142,623)
Youdao	(2,430,738)	(2,621,746)	(2,877,428)
NetEase Cloud Music	(7,699,103)	(5,764,322)	(5,268,634)
Innovative businesses and others	(5,815,423)	(6,079,832)	(5,199,467)
Total cost of revenues	(43,729,683)	(40,404,765)	(39,488,152)

Gross profit:
Games and related value-added services	46,782,052	55,626,584	57,480,020
Youdao	2,582,444	2,767,462	2,748,491
NetEase Cloud Music	1,293,118	2,102,670	2,681,512
Innovative businesses and others	2,108,512	2,566,678	2,897,061
Total gross profit	52,766,126	63,063,394	65,807,084

The following table set forth the disaggregation of net revenues by timing of revenue recognition for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
A point in time	23,322,675	27,140,994	24,144,017
Over time	73,173,134	76,327,165	81,151,219
Total Net revenue	96,495,809	103,468,159	105,295,236

The following table presents the total depreciation and amortization expenses of property, equipment and software recorded under cost of revenues by segment for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Games and related value-added services	339,300	223,156	246,422
Youdao	11,610	9,275	9,119
NetEase Cloud Music	6,044	2,452	3,027
Innovative businesses and others	129,693	60,126	47,084
Total depreciation expenses of property and equipment	486,647	295,009	305,652

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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	Fair Value Measurements
		(RMB)
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equity investments with readily determinable fair values	2,375,785	2,375,785	—	—
Short-term investments	10,756,143	—	10,756,143	—
Investments accounted for at fair values	241,570	—	—	241,570
Total	13,373,498	2,375,785	10,756,143	241,570

The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy. As of December 31, 2023 and 2024, certain equity investments without determinable fair value (Note 11) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB274.2 million and RMB1.0 billion incurred and recorded in earnings for the years then ended.

30.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB14.2 billion, or 10.0% of the Company’s total consolidated net assets, as of December 31, 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.