Form 20-F
period 2025-12-31
NetEase, Inc.
filed 2026-04-15
CIK 1110646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong People’s Republic of China
(Address of principal executive offices)

Paul W. Boltz, Jr., General Counsel Guoco Midtown Network Hub #04-11 126 Beach Road, Singapore 189772 Phone +65 6980 0628 E-mail: ir@service.netease.com
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

3,192,111,251 ordinary shares, par value US$0.0001 per share.

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

☐ Yes ☐ No

i

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025. Translations in this annual report of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00:RMB6.9931 on the last trading day of 2025 (December 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conventions that Apply to This Annual Report on Form 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“2009 RSU Plan” are to our 2009 Restricted Share Unit Plan adopted in November 2009;
●	“2019 Share Plan” are to our Amended and Restated 2019 Share Incentive Plan adopted in October 2019 and amended and restated in February 2023;
●	“ADSs” are to the American depositary shares, each of which represents five ordinary shares;
●	“Blizzard” are to Blizzard Entertainment, Inc., a subsidiary of Activision Blizzard, which was acquired by Microsoft;
●	“Boguan” are to Guangzhou Boguan Telecommunication Technology Co., Ltd., a company established under PRC laws;
●	“CAC” are to the Cyberspace Administration of China;
●	“CCASS” are to the Central Clearing and Settlement System established and operated by HKSCC;
●	“CCGs” are to collectible card games;
●	“China” or the “PRC” are to the People’s Republic of China;
●	“CSRC” are to the China Securities Regulatory Commission;
●	“GAPP” are to the General Administration of Press and Publication of China, currently known as the NPPA;
●	“Guangzhou NetEase” are to Guangzhou NetEase Computer System Co., Ltd., a company established under PRC laws;
●	“Hangzhou Leihuo” are to Hangzhou NetEase Leihuo Technology Co., Ltd. (formerly named Hangzhou NetEase Leihuo Network Co., Ltd.), a company established under PRC laws;
●	“Hangzhou NetEase Cloud Music” are to Hangzhou NetEase Cloud Music Technology Co., Ltd., a company established under PRC laws;
●	“Hangzhou Yuedu” are to Hangzhou Yuedu Technology Co., Ltd., a company established under PRC laws;
●	“HFCAA” are to the Holding Foreign Companies Accountable Act;
●	“HK$” or “HK dollars” are to the legal currency of Hong Kong;
●	“HKSCC” are to Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
●	“HNTEs” are to High and New Technology Enterprises;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

●	“Hong Kong NetEase” are to Hong Kong NetEase Interactive Entertainment Limited, a company incorporated under Hong Kong laws;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“ICP(s)” are to internet content provider(s);
●	“in-house developed games” are primarily to games developed solely by our game development teams as well as, in some instances, games co-developed with our collaboration partners;
●	“MAUs” for Youdao are to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month (duplicate access to different products and services is not eliminated from the calculation) for a specific period with respect to each of Youdao’s products and services (except for smart devices). MAUs for Youdao are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access Youdao’s products and services using more than one device and multiple users may access our services using the same device;
●	“MMORPGs” are to massively multi-player online role-playing games;
●	“MII” and later “MIIT” are to the Ministry of Information Industry of China, which later became the Ministry of Industry and Information Technology of China;
●	“MST” are to the Ministry of Science and Technology of China;
●	“MOC” and later “MOCT” are to the Ministry of Culture of China which later became the Ministry of Culture and Tourism of China;
●	“MOE” are to the Ministry of Education of China;
●	“MOFCOM” are to the Ministry of Commerce of China;
●	“NCIIC” are to the Ministry of Public Security’s National Citizen Identity Information Center of China;
●	“NDRC” are to the National Development and Reform Commission of China;
●	“NetEase Cloud Music” are to NetEase Cloud Music Inc. (formerly named Cloud Village Inc. and Cloud Music Inc.), a company incorporated under Cayman Islands laws, and listed on the Hong Kong Stock Exchange under the stock code “9899” in December 2021 and a majority-controlled subsidiary of our company; and when italicized are to NetEase Cloud Music Inc.’s music streaming platform or brand;
●	“NetEase Hangzhou” are to NetEase (Hangzhou) Network Co., Ltd., a company established under PRC laws;
●	“NMT” are to neural machine translation;
●	“NPCSC” are to the National People’s Congress Standing Committee of China;
●	“NPPA” are to the National Press and Publication Administration of China;
●	“NRTA” are to the National Radio and Television Administration of China;
●	“OCR” are to optical character recognition;

●	“our company” are to NetEase, Inc., which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our China mainland subsidiaries and (ii) contractual arrangements with the variable interest entities, or the VIEs, based in China mainland. This structure entails unique risks to investors, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure” for additional information;
●	“R&D” are to research and development;
●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;
●	“RPGs” are to role-playing games;
●	“PBOC” are to the People’s Bank of China;
●	“PCAOB” are to the U.S. Public Company Accounting Oversight Board;
●	“SAFE” are to the State Administration of Foreign Exchange of China;
●	“SAIC” are to the State Administration for Industry and Commerce of China, currently known as SAMR;
●	“SAMR” are to the State Administration for Market Regulation of China;
●	“SAPPRFT” are to the State Administration of Press, Publication, Radio, Film and Television of China, formerly the General Administration of Press and Publication of China and the State Administration of Radio, Film and Television of China, and since March 2018 has been reformed and became the National Radio and Television Administration and the National Press and Publication Administration (National Copyright Administration);
●	“SARFT” are to the State Administration of Radio, Film and Television of China;
●	“SCIO” are to the State Council Information Office of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“shareholder(s)” are to holder(s) of shares and, where the context requires, ADSs;
●	“share(s)” or “ordinary share(s)” are to ordinary share(s) of our company with par value of US$0.0001 per share;
●	“SLGs” are to simulation games;
●	“STA” are to the State Taxation Administration of China;
●	“State Council” are to the State Council of China;
●	“US$,” “dollars” and “U.S. dollars” are to the legal currency of the United States;
●	“U.S. Exchange Act” or “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“we,” “us,” “our,” “NetEase” or “NetEase group” are to NetEase, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China mainland, including, but not limited to, Guangzhou NetEase, Hangzhou Leihuo, Youdao Computer and Hangzhou Yuedu; all of the VIEs are domestic companies incorporated in China mainland in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure” for an illustrative diagram of our corporate structure;
●	“Youdao” are to Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol “DAO” in October 2019 and a majority-controlled subsidiary of our company;
●	“Youdao Computer” are to Beijing NetEase Youdao Computer System Co., Ltd., a company established under PRC laws; and
●	“Youdao Information” are to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company established under PRC laws.

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

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including:

●	the risk that the online game market, including mobile, PC, console and cross-platform games, will not continue to grow or that we will not be able to maintain our leading position in that market, which could occur if, for example, our new online games or expansion packs and other improvements to such existing games do not become as popular as management anticipates;
●	the risk that we will not be successful in our product diversification efforts, including the expansion of our online games into overseas markets, our entry into strategic licensing arrangements and the expansion of our streaming music offerings and online education services;
●	the risk of changes in government regulation of the online game, online education, online music, e-commerce or online advertising markets in China or other markets where we operate that limit future growth of our revenues or cause our revenues to decline;
●	the risk that we may not be able to continuously develop new and creative online services or that we will not be able to set, or follow in a timely manner, trends in the market;
●	the risk that we will not be able to control our expenses in future periods;
●	the risks related to governmental uncertainties (including possible changes in the effective tax rates applicable to us and our subsidiaries and affiliates and our ability to receive and maintain approvals of the preferential tax treatments), general competition and price pressures in the marketplace;

●	the risks related to economic uncertainty and capital market disruption, which are significantly impacted by rising inflation and geopolitical instability;
●	the risks related to the expansion of our businesses and operations internationally;
●	the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and
●	other risks outlined in our filings with the SEC.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

PART I.

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities

NetEase, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in China mainland, or China mainland subsidiaries, and (ii) contractual arrangements with the VIEs based in China mainland. Under current PRC laws, investors may not hold equity interests in our operating companies incorporated or based in China mainland. Our online games, music streaming, online intelligent learning services and internet content services businesses in China mainland have been conducted through the applicable VIEs in order to comply with the laws and regulations of China mainland, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in China mainland through the VIEs, and rely on contractual arrangements among NetEase, Inc., our China mainland subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 87.7%, 87.2% and 85.2%, respectively, of our total net revenues. Total assets of the VIEs, excluding amounts due from other companies in the NetEase group, represented 6.1% and 5.8% of our consolidated total assets as of December 31, 2024 and 2025, respectively. As used in this annual report, “our company” refers to NetEase, Inc., whereas “we,” “us,” “our,” “NetEase” or “NetEase group” refers to NetEase, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China mainland. All of the VIEs are domestic companies incorporated in China mainland in which we do not have any equity ownership, but their financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs or ordinary shares are not purchasing equity interests in the VIEs in China mainland but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands.

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

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. For example, the PRC government has indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any offerings of securities overseas by us or our subsidiaries or maintenance of the trading status of our ADSs or ordinary shares, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offerings or maintain the trading status of our ADSs or ordinary shares. If we proceed with any of such offering or maintain the trading status of our ADSs or ordinary shares without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares or ADSs.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals at any time. The PRC government has published new policies that affect various industries in recent years, including industries in which we operate, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of the filing of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See Item 3.D. “Key Information—Risk Factors—Risks related to Our ADSs and Shares—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and Item 3.D. “Key Information—Risk Factors—Risks related to Our ADSs and Shares—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China mainland also apply to operations in Hong Kong and Macau. While entities or businesses in Hong Kong and Macau operate under a different set of laws from China mainland, our operations there could be exposed to similar legal risks if the laws applicable to China mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in Item 3.D. “Key Information—Risk Factors.”

Risks Related to Our Business and Industry

●	Risks Related to Our Games and Related Value-added Services;
●	Risks relating to developing new online games and growing the popularity of existing online games;
●	Risks relating to claims regarding our gaming content resulting in negative publicity or a governmental response;

●	Risks relating to additional restrictions to limit online game playing by the PRC government;
●	Risks relating to uncertainties in obtaining approval for new games;
●	Risks relating to international operations of our online games;
●	Risks relating to third-party platforms that distribute our games and collect payments;
●	Risks relating to maintaining our existing game licenses or intellectual property;
●	Risks relating to illegal game servers, acts of cheating by players and sales and purchases by players of our game accounts and virtual items through third-party auction websites;
●	Risks Related to Our Other Businesses;
●	Risks relating to changes in the user acceptance of Youdao, the market trends relating to the integration of technology and learning, and the development and application of Youdao’s technologies to support and expand its product and services;
●	Risks relating to changes in Youdao’s business strategies and offerings;
●	Risks relating to Youdao business’s compliance with the relevant after-school tutoring regulations and rules issued by the relevant PRC government authorities;
●	Risks relating to obtaining legal and regulatory approvals, licenses or permits of our intelligent learning, music streaming, e-commerce, advertising and other innovative businesses;
●	Risks relating to obtaining licenses for the music content necessary to provide our music streaming services, and our ability to attract and retain users;
●	Risks relating to generating and maintaining significant advertising revenue;
●	Risks relating to growing our e-commerce business;
●	Risks Related to Our Operations Overall;
●	Risks relating to competing successfully against new entrants and established industry competitors and keeping up with rapid changes in technologies and user behavior and innovating and exploring new areas of operations;
●	Risks relating to gross profit margin and profitability affected by changes in our mix of revenues;
●	Risks relating to credit risk on our accounts receivable;
●	Risks relating to a prolonged slowdown in the economies of the countries or regions where we operate;
●	Risks relating to economic uncertainty and capital market disruptions caused by rising inflation and geopolitical instability;
●	Risks relating to compliance with laws and other obligations regarding data protection in China and outside of China;
●	Risks relating to breaches of our information technology systems and system failure or performance inadequacy that causes interruptions of our services;
●	Risks relating to our ability to retain our existing key employees and to add and retain qualified senior and mid-level managers to our management;

●	Risks relating to natural disasters, widespread public health problems, other outbreaks and epidemics and other events;
●	Risks relating to the expansion of our businesses and operations internationally;
●	Risks relating to being deemed an “Investment Company” under the Investment Company Act of 1940.

Risks Related to Our Corporate Structure

●	Risks relating to regulatory changes relating to the contractual arrangements with the VIEs and the viability of our current corporate structure, corporate governance and business operations;
●	Risks relating to maintaining operational control of the VIEs through contractual arrangements;
●	Risks relating to the shareholders who have significant influence over our company and the VIEs;
●	Risks relating to our arrangements with the VIEs.

Risks Related to China

●	Risks relating to China’s political and economic policies;
●	Risks relating to compliance with and changes in PRC laws and regulations relating to telecommunications, internet, foreign investment, tax, online games, virtual asset property rights, consumer protection and financial transactions;
●	Risks relating to claims and liabilities based on the information and content on our platforms;
●	Risks relating to uncertainties with respect to the interpretation and implementation of the anti-monopoly related laws in the field of internet platforms;
●	Risks relating to our ability to protect our intellectual property from being infringed;
●	Risks relating to currency exchange rates.

Risks Related to Our ADSs and Shares

●	Risks relating to being prohibited from trading on Nasdaq under the HFCAA if the PCAOB cannot continue to inspect our independent registered public accounting firm for two consecutive years;
●	Risks relating to the volatility of the trading price of our ADSs and shares;
●	Risks relating to the different listing rules and regulations that apply to us;
●	Risks relating to the limitation of the voting, inspection and other rights of holders of ADSs.

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

In addition, new technologies in online game programming or operations could render our current online titles or games in development obsolete or unattractive to our players, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. For example, in the past, as the industry shifted toward mobile gaming, we began devoting significant resources to developing games for mobile devices. Our portfolio of established mobile games includes the Fantasy Westward Journey mobile game, Westward Journey Online mobile game, Infinite Borders, Identity V, Eggy Party and Sword of Justice (previously known as Justice mobile game). Furthermore, to capture more opportunities in this market, we have also launched games on consoles, such as Naraka: Bladepoint and Marvel Rivals, and have introduced cross-platform games such as Where Winds Meet and Once Human, with further cross-platform releases planned. To stay competitive in the gaming industry, we must continuously invest in new technologies, introduce new features and functionalities, and enhance the user experience across all platforms on which our games are available. For example, Where Winds Meet is available for cross-platform play on PC, mobile and console, which increases its appeal to players but also requires greater investment in game development to ensure a seamless cross-platform experience. While we remain committed to investing in online games, the online gaming market is rapidly evolving with games in an expanding range of genres and formats being introduced by both us and our competitors. As a result, we cannot guarantee that we will be able to effectively compete in this dynamic market.

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

The PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games.

As part of its anti-addiction online game policy, the PRC government has taken several steps to discourage minors under the age of 18 from continuously playing online games once they exceed a set number of hours of continuous play. For a detailed description of these regulations, see Item 4.B. “Information on the Company—Business Overview—Government Regulations—Regulations on Online Games.”

Pursuant to the Law of the PRC on the Protection of Minors, or the Minors Protection Law, issued by the NPCSC on September 4, 1991 and last amended on April 26, 2024, online game service providers are required to classify game products in accordance with relevant regulations and standards, give age-appropriate tips and take technical measures to prevent minors from accessing improper games or game functions. Violations of the Minors Protection Law could result in rectification, confiscation of illegal gains and penalties. In 2019, the GAPP restricted play of online gamers under 18 years old to 90 minutes on weekdays and three hours on weekends. In September 2021, the PRC government and regulatory authorities further limited the play of online gamers under 18 by prohibiting play on weekdays and limiting playing for one hour a day on Fridays, Saturdays, Sundays and PRC statutory holidays. In addition, all online games must be connected to the real-name verification system for anti-addiction to online games operated by the NPPA, and online game operators may not provide game services in any form to any users without real-name registration and login. Furthermore, online transactions of minors in games are capped monthly at certain amounts, depending on a minor’s age.

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

On December 22, 2023, the NPPA publicly solicited opinions on the Draft Administrative Measures for Online Games which, if adopted, would stipulate, among other requirements, that online game publishers and operators may not (i) publish and operate online games that make participation in battles compulsory; (ii) provide inducement rewards such as daily logins, first recharges, and continuous recharges, and must set user recharge limits; (iii) allow the payment of large monetary rewards in the live streaming of online games; and (iv) allow minors to pay monetary rewards in online games live streaming or provide loot boxes to minors. For more information, see Item 4.B. “Information on the Company—Business Overview—Government Regulations—Regulations on Online Games.” As of the date of the filing of this annual report, the Draft Administrative Measures for Online Games have not been formally adopted. It remains unclear whether a formal version will be adopted in the future and whether the adopted formal version (if any) will have any further material changes, and it is uncertain how the measures would be enacted, interpreted or implemented and how they will affect us.

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation establishes measures that online game service providers must implement to protect minors, including, among other things, verifying the identity information of minor users, reasonably restricting minors’ network service expenditure based on their age groups and setting and optimizing game rules to prevent minors from cyber addiction. We have implemented measures to comply with the requirements outlined in this regulation in all material aspects. Moreover, on November 15, 2024, the CAC issued the Guidelines for the Construction of Minors Mode in Mobile Internet. These guidelines outline an overall plan for developing a “minors mode,” which requires mobile smart terminals, mobile internet applications and related distribution platforms to collaborate and improve management of online content, as well as the time minors spend online. When a device is set to “minors mode,” it will feature preset limits on the duration and type of content minors can access, along with options to customize these settings, so as to prevent internet addiction and support parents in supervising their children’s online activities. The spending of minors in games may be further restricted alongside the establishment of the minors mode. We have been developing the minors mode together with mobile smart terminals and related distribution platforms. However, given that these guidelines and the Regulation on the Protection of Minors in Cyberspace are relatively new, there remain uncertainties as to their interpretation and application.

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

We are subject to a variety of laws in China mainland and abroad that affect our game business, particularly laws regarding content suitability, consumer protection, and protection of minors, which are continuously evolving and developing. The scope and interpretation of many of the laws that are or may be applicable to us are still evolving. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

Our games are subject to regulations regarding the appropriateness of their content. For example, the PRC government and regulatory authorities prohibit any internet content that, among other things, violates PRC laws and regulations, endangers the national security of China, or is obscene, superstitious, violent or defamatory. When ICPs and internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses to operate our business. ICPs like us may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of us failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on our business. Additionally, the PRC government has enacted regulations that prohibit online game service providers from providing content for minors that might induce addiction and allowing minors to access improper games or game functions. See “—The PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games” above.

In addition, there are ongoing academic, political and regulatory discussions in many jurisdictions around the globe regarding whether certain game genres, or certain game mechanics such as “loot boxes”, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, and, if so, what such regulation should include. Several jurisdictions have been regulating and continue to regulate the use of loot boxes in games. For example, China mainland has been developing and tightening regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with real money or virtual currency and the odds of winning must be published. Loot boxes are a commonly used monetization technique in games where a player can acquire a virtual loot box, typically through game play or by in-game purchases, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare, or extremely rare item, and may be a duplicate of an item the player already has in inventory) until the loot box is opened. In a number of our games, certain mechanics may be deemed to be loot boxes. New regulations with which we may be required to comply may vary significantly across jurisdictions. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our game mechanics, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact our growth.

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

An important component of our growth strategy involves the further expansion of our online games and game player base internationally. In particular, we have launched our popular games Knives Out, Identity V and Racing Master in Japan and other markets across the globe, and Once Human, Marvel Rivals and Where Winds Meet globally. In the future, we plan to continue to launch our online games in various international markets. The expansion of our online games to markets outside of China will involve a variety of risks, including:

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

In addition, unlike a large portion of game players in China mainland who access games through PCs and mobile devices, many game players in international markets play games predominantly via consoles such as Xbox and PlayStation. We have launched several games, such as Marvel Rivals and Where Winds Meet, on console and plan to release numerous additional console game releases in the future. We have, however, limited experience developing and marketing console games or in adopting our PC and mobile games to console formats, and the popularity of such games may not meet our expectations or be as profitable as our PC and mobile games.

Our limited experience in operating our business outside of China increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We cooperate with third-party platforms to distribute our games and collect payments. If we fail to maintain our relationships with these platforms, or if our revenue-sharing arrangements with these platforms change to our detriment, our games business may be adversely affected.

In addition to our own distribution platforms, we publish our games through the Apple iOS app store, Android app stores and PC and console distribution platforms owned and operated by third parties. We cooperate with these third parties to promote and distribute our games, record gross billings, maintain the security of their platforms to prevent fraudulent activities, provide certain user services and, in some instances, process payments from users. Further, we believe that our games benefit from the strong brand recognition, large user base and the stickiness of these platforms.

We are subject to these third parties’ standard terms and conditions for application developers and game publishers, which govern the promotion, distribution and operation of games and other applications on their platforms. If we violate, or if a platform provider believes that we have violated, its terms and conditions in a material way and/or repeatedly, the particular platform provider may discontinue or limit our access to that platform, which could harm our business. Moreover, certain of such terms and conditions are subject to interpretation when applied in specific circumstances, and the platform providers may disagree with our interpretation. Our business could also be harmed if these platforms decline in popularity with users or modify their discovery mechanisms for games, the communication channels available to developers, their terms of service or other policies such as distribution fees, how they label free-to-play games or payment methods for in-app purchases. In addition, these platform operators control the curation, promotion, ranking and visibility of games on their storefronts. Changes to their algorithms, featuring policies or editorial practices could reduce the visibility of our games and negatively affect user acquisition, engagement and revenue. These platform operators could also develop their own competitive offerings that could compete with our games.

Furthermore, a few of these third-party platforms dominate the distribution of mobile applications and digital PC and console games. We have strategically chosen not to renew the cooperation agreements with certain of these major third-party platforms in the past. Although we may utilize our own distribution platforms more extensively in the future, failure to renew any such cooperation agreements with these major third-party distribution platforms may result in discontinued or limited access to such platforms, which could materially impact our revenue and profitability. In addition, changes in the credit period or the settlement cycle terms of these third-party platforms may materially and adversely affect our cash flow. Disputes with third-party platforms, such as disputes relating to intellectual property rights, distribution fee arrangements and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads, purchases or activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

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
●the availability and popularity of other forms of interactive entertainment, particularly games on console systems which are more popular in North America, Europe and Japan but which we have only begun offering in recent years, and other leisure activities;
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

We may not be successful in maintaining the profitability of our online games.

In our games and related value-added services segment, which includes both the operation of online games as well as other related or ancillary services to the games, net revenues from the operation of online games accounted for 92.9%, 96.2% and 97.3% of the segment’s revenues for the years ended December 31, 2023, 2024 and 2025, respectively. We may not be able to maintain the profitability of our online games due to various cost factors. For example, the revenue-sharing arrangements with mobile app stores and PC and console platform operators reduce our profit margins on games distributed through these platforms. In addition, our strategy to develop and publish cross-platform games results in higher costs, as it requires additional R&D expenses and increased compliance costs to meet the varying requirements for each platform. Furthermore, we are releasing more of our online games overseas. This strategy may involve additional marketing and distribution costs as well as licensing costs, which may further impact the profitability of our online games.

We have devoted and expect to continue to devote a significant amount of resources to the development of our online games, but various uncertainties, including evolving player preferences, intensifying market competition, and technological disruptions, make it difficult to predict whether we will continue to succeed in making our online game operations profitable. If we do not succeed in doing so, our business, financial condition and results of operations will be adversely affected.

Most of our online games currently utilize an item-based revenue model that generates a significant portion of our revenue from games and related value-added services. Under this revenue model, our game players are able to play the games for free, but are charged for the purchase of virtual items in the games. We believe that this attracts a wider audience of players and increases the number of potential paying users. However, the success of this business model largely depends on whether we can attract game players to play our games and whether we can successfully encourage more players to purchase virtual items. Game players will only pay for virtual items if they are perceived to provide value and enhance their playing experience, and we must closely monitor and analyze in-game consumption patterns and player preferences to understand what items will be appealing and the appropriate price for them. Moreover, we must offer sufficient in-game purchasing opportunities to make our games profitable, while ensuring that the games are fun to play including for players who purchase no virtual items. We might fail to accurately identify and introduce new and popular virtual items or price them properly or may not be able to market our virtual items effectively. In addition, the item-based revenue model may not continue to be commercially successful, and in the future, we may need to change our revenue model to a time-based or other revenue model. Furthermore, regulatory authorities in certain jurisdictions have increased their scrutiny of monetization mechanisms used in online games, including the sale of virtual items and randomized rewards, and the introduction of any new, or the expansion of existing, laws and regulations governing such practices could restrict or adversely affect the way we monetize our games. Any change in revenue model could result in disruption of our game operations and a decrease in the number of our game players and thereby materially and adversely affect our business, financial condition and results of operations.

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

Several mobile and PC games we offer are licensed from third-party developers, which accounted for 4.6%, 7.4% and 9.5% of our total net revenues in 2023, 2024 and 2025, respectively. If we are unable to maintain stable relationships with our existing game licensors, or if any of our licensors establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of these licensed online games, and our licensors could terminate or fail to renew the license agreements with us, which could affect our business, financial conditions and results of operations.

We have a number of licensing arrangements, including an exclusive agreement with Mojang AB, a subsidiary of Microsoft, pursuant to which Microsoft and Mojang agreed to license the operation of Minecraft in the PRC to us. The term of such license was most recently renewed in 2023 and extends until 2028. In addition, following the expiration of the licenses covering the publication of several games of Blizzard in China mainland in January 2023, we entered into a new license arrangement with Blizzard in 2024 to operate those and other titles. These games include World of Warcraft®, Hearthstone® and other titles in the Warcraft®, Overwatch®, Diablo® and StarCraft® universes.

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

Several of our competitors have reported in past years that certain third parties have misappropriated the source codes of their games and set up illegal game servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not experienced such usage to our knowledge, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

A relatively large number of games are typically available at any given time in the markets in which we launch and operate our online games, and such games compete for attention from the same game player population that we target. Our ability to successfully promote and monetize our online games will depend on our ability to adopt and effectively implement innovative marketing strategies, and particularly marketing through our 163.com website and other online game forums, and our ability to cross-market new games to players of our current online games. We also engage in a wide range of other promotional activities such as hosting game tournaments and a forum that provides an online community for elite game players, key opinion leaders and masters of the online game industry to interact. If we fail to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of our competitors are more innovative and effective than ours, our online games will be less likely to be successful and as a result we may not be able to achieve an acceptable level of revenue from those games.

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

In addition, such trading activities could run afoul of PRC regulations on virtual currency and subject traders and us to potential liability. See “—Risks Related to China—Restrictions on virtual currency may adversely affect our online game revenues” for additional information.

Risks Related to Our Other Businesses

The success and future growth of our Youdao business will be affected by the user acceptance and market trend of integration of technology and learning.

The business model of our majority-controlled subsidiary, Youdao, features integrating technology closely with learning to provide a more efficient and engaging learning experience. Intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preferences or available industry standards. Even with the proliferation of internet and mobile devices in China, we believe that some of Youdao’s target students may still be inclined to choose traditional face-to-face learning approaches over virtual learning as they find the former more intimate and reliable. We cannot assure you that Youdao’s products and services will continue to be attractive to our users in the future. If Youdao’s offering of learning services and smart devices becomes less appealing to our users, the financial condition and results of operations of our Youdao business could be materially and adversely affected.

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

In connection with the disposal of its Academic AST Business following the PRC regulatory changes discussed below, Youdao completed its transition to become an AI solutions provider specializing in learning and advertising and has developed a comprehensive suite of product and service offerings. For example, Youdao has introduced a number of new intelligent learning products, such as Youdao Dictionary Pen X7 Pro and Youdao Space X.

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

The PRC private education industry, especially the after-school tutoring sector, was subject to significant regulatory changes in the second half of 2021 that materially and adversely impacted the business of Youdao. Youdao disposed of its Academic AST Business in 2021 and no longer offers any AST courses on academic subjects for students receiving compulsory education and for high-school students. With respect to Youdao’s non-academic after-school tutoring services, current laws and regulations require local authorities to identify corresponding competent authorities for different tutoring categories of non-academic after-school tutoring services (e.g., physical education, arts, science, etc.) and set forth standards by categories to approve institutions for offering each category of non-academic after-school tutoring service. Youdao follows internal guidelines to make necessary registrations and filings, except as would not have a material adverse effect on its business, and will use its commercially reasonable efforts to obtain, maintain and renew necessary licenses and permits on a timely basis. However, we cannot assure you that Youdao may be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments in a timely manner or at all.

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

Moreover, our e-commerce business is subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. See below “—Risks Related to China—We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.” We may also be required to obtain licenses and permits from different regulatory authorities in order to sell certain categories of products. Additionally, the online activities of all of these businesses are subject to PRC regulations governing foreign ownership of companies in the internet industry and the licensing requirements pertaining to them, as well as internet access and the distribution of online content including music, music videos, online educational content and other forms of content over the internet. See “—Risks Related to Our Corporate Structure” and “—Risks Related to China.”

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

Since its formation, Youdao has received various financial support from the NetEase group, among other things, currently including a RMB878.0 million outstanding interest-bearing short-term loan as of December 31, 2025 and a US$300.0 million revolving loan facility. If Youdao’s management cannot implement an effective business plan in light of the changing regulatory environment to generate operating cash flows and continue to be able to obtain other sources of financing as necessary for Youdao’s future development, it will continue to rely on the financial support from the NetEase group for its continuing operations.

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

Maintaining and enhancing the “NetEase Cloud Music” brand is critical to expanding NetEase Cloud Music’s base of users, advertisers, content contributors and other partners. Maintaining and enhancing this brand will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our listeners and attract advertisers, content owners and other parties to work with us, which we may not achieve successfully. Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. In addition, if our partners fail to maintain high standards for products that integrate our service, the strength of our brand could be adversely affected.

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

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models, to launch highly-engaging content, products or services that may attract a large user base and achieve rapid growth, which may materially and adversely affect our business expansion and results of operations. We increasingly face competition from domestic and international players operating in our markets. Because many of our existing competitors as well as a number of potential competitors have longer operating histories in the internet market, greater name and brand recognition, better connections with the PRC government, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have, we cannot assure you that we will be able to compete successfully against our current or future competitors or that competition will not have a material and adverse effect on our business, financial condition and results of operations.

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

There have been heightened tensions in international economic relations in recent years, and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, if they further escalate, may result in additional challenges, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Although we have not identified any material impact to our business due to inflation or deflation as of the date of the filing of this annual report, any future inflation or deflation in the markets where we operate could affect our costs and consumer spending patterns in ways that negatively impact our business.

Trade sanctions imposed by various jurisdictions may expose us to potential compliance risks.

Trade sanctions laws prohibit us from doing business in or with certain countries, territories or governments, and with certain persons or entities that have been sanctioned by the United States (including, without limitation, those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Kingdom, British Overseas Territories (including the Cayman Islands), the European Union (the “EU”) and its Member States, and other governments and international or regional organizations, such as the United Nations Security Council. Such trade sanctions programs may change frequently or evolve to regulate new areas of conduct, including with respect to the countries or territories that are already subject to trade sanctions. Additionally, more countries, territories, governments, persons or entities may be exposed to trade sanctions due to geopolitical instability. It is not, however, possible to predict how the international regulatory environment concerning trade sanctions may develop.

As a company incorporated in the Cayman Islands, a British Overseas Territory, we are required to comply with sanctions implemented in the Cayman Islands, which generally reflect the United Kingdom sanctions. With respect to U.S. sanctions and the sanctions of the EU or its Member States, the substantial majority of our subsidiaries and operations are outside of the U.S. and the EU. However, for our U.S. and EU subsidiaries and employees who are U.S. citizens (or lawful permanent residents) or nationals of EU Member States, as well as for activities taking place in the U.S. or the EU, activities involving U.S.-origin goods, technology or services, activities conducted in U.S. dollars, among other activities, are subject to evolving sanctions requirements in these jurisdictions. For example, on September 29, 2025, the U.S. Department of Commerce Bureau of Industry and Security, or BIS, issued an interim final rule, effective immediately, that, among other things, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. On November 10, 2025, BIS issued a second final rule that suspends for one year all changes to the Export Administration Regulations made by the interim final rule issued by BIS on September 29, 2025. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to sanctions or restrictions imposed by the U.S. or other jurisdictions, our business may be adversely affected. Moreover, although our websites are open and available worldwide, we do not actively solicit business in countries that are subject to comprehensive trade sanctions or from persons who are subject to trade sanctions. Some trade sanctions specifically target China and China-based companies which may affect our business (see “—Export controls and trade sanctions explicitly or implicitly involving China could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially adversely affect our business, financial condition and results of operations” below). In some circumstances our ability to implement trade sanction imposed by one jurisdiction may be limited by, or come into conflict with, a blocking statute or anti-sanctions law passed by another jurisdiction. We expect that our exposure to trade sanctions will increase as we continue to expand our international operations.

We have implemented internal controls to manage and monitor our compliance with applicable trade sanctions, but it is possible there may be inadvertent business dealings with or involving sanctioned parties and we have limited control over the activities of our international business partners and non-controlled investees. We also cannot predict with certainty how relevant authorities will interpret, implement or enforce their trade sanction laws or regulations. While we do not believe that we are in violation of any applicable trade sanctions laws or that any of our activities are currently sanctionable under applicable laws, it is possible that some of our activities or the activities of our affiliates could expose us to penalties under these laws. Any alleged trade sanctions violations may adversely affect our reputation, business, financial condition and results of operations. In addition, as we expand globally, we may incur significant costs related to current, new or changing trade sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict.

Export controls and trade sanctions explicitly or implicitly involving China could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially adversely affect our business, financial condition and results of operations.

A number of countries and jurisdictions, including China, the U.S., the EU and the United Kingdom have adopted various export control and trade sanctions regimes, which are complex, change frequently with limited or no notice, and have generally become more stringent over time, presenting business challenges for us to ensure compliance across varying and potentially conflicting sanctions regimes and regulations. The addition of new entities to restricted party lists can further increase the scope of trade sanctions and export control restrictions applicable to our business.

In particular, the U.S. government and other governments have threatened and/or imposed export controls, as well as trade sanctions, targeting China, and a number of China-based companies, including ZTE Corporation, Huawei Technologies Co., Ltd., Tencent Holdings Limited, certain of their respective affiliates, and other PRC-based technology companies. On October 7, 2022, the U.S. BIS announced a new set of export control rules aimed at restricting China’s ability to obtain advanced semiconductor chips, develop and maintain supercomputers, and manufacture advanced semiconductor chips. As a result, both U.S. and non-U.S. parties cannot export, re-export, or transfer (in-country) certain U.S.-origin advanced computing semiconductor chips, computer commodities that contain such chips, and certain semiconductor manufacturing items to China without export licensing, and the export to China of non-U.S. origin items in these categories from other countries may be subject to U.S. export licensing requirements if they are the product of certain controlled U.S. software and technology or of equipment or facilities that are themselves the product of certain controlled software or technology, or incorporate certain controlled U.S.-origin items. On October 17, 2023, BIS announced updated export control rules on advanced computing items and semiconductor manufacturing equipment, including setting tighter parameters on existing restrictions on chips, which seek to strengthen and improve the controls imposed on October 7, 2022. On December 2, 2024, BIS announced two further rules strengthening export controls on advanced computing and semiconductor manufacturing items. In addition, on January 15, 2026, BIS revised its license review policy for exports of certain semiconductors to China, changing it from a presumption of denial to a case-by-case review. BIS is continuing to finalize additional new export controls with respect to a wide range of “emerging and foundational” technologies, which could include certain software technologies that are relevant to our business and/or our future growth. In January 2023, Japan and the Netherlands, countries that are homes to some of the world’s most advanced semiconductor equipment manufacturers, also announced that they have agreed to restrict exports of advanced chip-manufacturing equipment to China. These rules may prevent us from acquiring advanced semiconductors which may impede our ability to effectively develop new technologies and services, including in the areas which require significant computer processing power.

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

According to the Cybersecurity Law of the PRC, or Cybersecurity Law, which was promulgated by the NPCSC on November 7, 2016 and took effect on June 1, 2017, we, as a network operator, are obligated to provide technical assistance and support to public security and national security authorities in order to protect national security or assist with criminal investigations. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. As of the date of the filing of this annual report, we have not been recognized as an operator of critical information infrastructure. A revised version of the Cybersecurity Law took effect on January 1, 2026, which incorporates the governance and development of AI into the legal framework and establishes a more unified legal compliance system by strengthening its linkage with the PRC Civil Code and other laws and regulations. Furthermore, the revised Cybersecurity Law significantly increases the penalties for violations by introducing substantially higher fines, broadening the scope of punishable conduct and enforcing personal liability.

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which became effective from February 15, 2022. The Cybersecurity Review Measures require that critical information infrastructure operator or network platform operator carrying out the prescribed activities shall be subject to cybersecurity review, but there are uncertainties with respect to the interpretation and implementation of the measures. On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, or the Data Security Regulations, which took effect on January 1, 2025. The Data Security Regulations provide that processors of important data are subject to a series of specific obligations, and cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review. Some of our business operations might be determined by regulatory authorities as involving processing important data, thereby requiring us to comply with corresponding obligations. Moreover, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Given that the Data Security Regulations are relatively new, there remain uncertainties as to their interpretation and application.

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

On June 10, 2021, the NPCSC promulgated the PRC Data Security Law which became effective on September 1, 2021. The PRC Data Security Law provides a national data security review system under which data processing activities that affect or may affect national security must be reviewed. Any organizational or individual data processing activities that violate the PRC Data Security Law will bear the corresponding civil, administrative or criminal liabilities depending on the specific circumstances. On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, or the CII Regulations, which became effective on September 1, 2021. Pursuant to the CII Regulations, regulators supervising specific industries are required to formulate detailed guidance to identify critical information infrastructure in the respective sectors, and a critical information infrastructure operator must take the responsibility to protect the security of the critical information infrastructure by performing certain prescribed obligations. If we are deemed to be a “critical information infrastructure operator” under the CII Regulations, violation of provisions thereto could result in rectification, confiscation of illegal gains, fines and other legal or administrative sanctions.

On August 20, 2021, the NPCSC promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information abroad, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. With respect to the cross-border transfer of personal information outside the territory of PRC, PIPL requires that unless otherwise provided in the related international treaties or agreements concluded or acceded to by PRC, the handler of personal information must meet one of the following conditions: (i) pass the security assessment organized by CAC; (ii) have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) enter into a contract with the overseas recipient under the standard contract formulated by CAC; or (iv) meet other conditions prescribed by laws, administrative regulations or the CAC.

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

We are subject to various data protection and privacy laws and regulations in jurisdictions outside of China. Failure to comply with these carries risks that include, but are not limited to, financial penalties, legal proceedings, claims and/or complaints to regulatory authorities and negative publicity. If these risks materialize, they could harm our reputation and, under certain circumstances, significantly impact our business, results of operations and financial condition.

Our business is subject to various data protection laws and regulations in jurisdictions outside of China where we operate. These include existing regulations such as the European Union General Data Protection Regulation, or EU GDPR, and the United Kingdom General Data Protection Regulation, or UK GDPR (which consists of the EU GDPR as retained in United Kingdom law pursuant to the European Union (Withdrawal) Act 2018 (as may be amended from time to time)) (together with the EU GDPR, referred to as GDPR); state and federal privacy laws in the United States, including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, together, the CCPA; and similar state laws, as well as federal and provincial privacy laws in Canada. In addition, new laws, regulations and regimes continue to be proposed and enacted. Monitoring, assessing and complying with the continuously evolving requirements can carry substantial costs and has the potential to introduce additional complexities for our business which may necessitate changes to our business plans and practices.

In the EU, the GDPR imposes a comprehensive compliance regime, setting out rigorous requirements in relation to the processing of personal data, including, for example, requirements pertaining to the legality, transparency, security, and fairness of such processing; data minimization; data breach reporting obligations and restrictions on transfers of personal data outside of the EU and the United Kingdom. With regards to cross border data transfers, case law from the Court of Justice of the European Union states that reliance on standard contractual clauses alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case by case basis. To the extent that regulatory guidance and enforcement in relation to data transfers continues to evolve, this could introduce operational complexities for our business and result in additional costs, as well as a potential for complaints, regulatory investigations and/or fines of up to EUR20,000,000 (GBP17,500,000) or up to 4% of total worldwide annual turnover.

In addition to the GDPR, as our service offerings and user base evolve, our operations may also become subject to other regulations in the EU, such as the Digital Services Act, or DSA and the Cyber Resilience Act, or CRA. These regulatory regimes have extraterritorial effect and apply to non-EU companies, such as us, that offer digital services or products to users in the EU. The DSA establishes, among other things, accountability for illegal services or content on digital platforms, and imposes obligations on certain online intermediaries to swiftly remove illegal content. It also requires enhanced transparency measures and imposes significant penalties for non-compliance which can reach up to 6% of total annual worldwide turnover. The CRA establishes cybersecurity requirements for products with “digital elements” (such as software products) made available in the EU market. The CRA includes obligations related to secure development practices, vulnerability management and incident reporting. Compliance with the CRA may require enhanced security controls, additional testing, vulnerability disclosure processes and ongoing patching obligations. Any failure to comply with the CRA can result in regulatory action including product restrictions and can increase our development, maintenance and compliance costs.

European digital regulation is complex, expansive, and subject to ongoing changes. Addressing these complexities can result in unplanned costs to our business. For example, engineering resources may have to be diverted from existing or future projects or we may need additional dedicated compliance resources and personnel in order to build and maintain mechanisms which facilitate compliance with evolving requirements. Finally, a challenging regulatory environment can also impact demand and the market for our offerings.

In the United States, potential changes to, and differences in, privacy laws at both the federal and state level, as well as changes in legislative policies and priorities of different U.S. administrations, may introduce additional operational and compliance complexities. At the federal level, the Federal Trade Commission, or the FTC, regulates a variety of data privacy issues. The FTC has investigative and enforcement powers over alleged deceptive acts or practices that may violate Section 5 of the FTC Act, such as alleged failures to honor promises made in privacy policies or to appropriately protect the information of individuals. In addition, on February 28, 2024, the Biden administration issued an executive order titled “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” This executive order aims to prohibit and restrict the transfer of substantial quantities of personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. The types of personal data of U.S. citizens that fall under the purview of this executive order encompass, but are not limited to, biometric identifiers, human genomic information, and confidential health and financial records, subject to bulk collection thresholds that range from one hundred to one million. On December 27, 2024, the U.S. Department of Justice issued a final rule implementing this executive order. The final rule implements a regulatory framework that protects bulk U.S. sensitive personal data and government-related data from countries of concern, including China, and prohibits or restricts U.S. persons from engaging in certain data transactions concerning such data with countries of concern and their covered persons.

Meanwhile, at the state level in the U.S., the CCPA includes a comprehensive suite of consumer rights including the right to know, access, correct, delete, and opt-out of the sale and sharing of personal information, as well as the right to request that businesses limit the use and disclosure of sensitive data such as health or precise geolocation data. The CCPA also led to the establishment of the California Privacy Protection Agency, or CPPA, a first-of-its-kind government agency with a broad mandate, including the ability to enforce the CCPA, impose fines and create new regulations. The CCPA is also enforced by the California Attorney General and provides a private right of action for certain data breaches. This private right of action has increased data breach litigation since it took effect.

This fragmented privacy enforcement regime introduces uncertainty in business operations and markets which could have a knock-on effect on our business operations in the U.S. For example, the enactment of the CCPA has also prompted the enactment of a wave of similar comprehensive privacy laws in other states. In addition, various laws restricting or governing the use of websites, online services, and platforms by minors have passed or been proposed at the federal level and in certain states. These laws, as well as the state privacy laws, impose a number of restrictions and obligations related to the processing of the Personal Information (the terms “personal information” “personally identifiable information,” or similar terms under applicable data privacy laws are collectively referred to as “Personal Information” in this annual report) of minors (the definition of which varies by law, but can include individuals under 18 years), requiring age verification, limiting the use of minors’ Personal Information, mandating parental consent for particular uses of such Personal Information, including the selling and sharing of minors’ Personal Information, and providing other parental rights.

Preparing for and complying with the plethora of changing requirements and navigating the overlap or inconsistencies in legal requirements and regulatory approaches can introduce challenges for our operational approach or service deployment in each jurisdiction. Such challenges may impact our efficiency, ability to scale and/or market uptake and cause us to incur substantial costs. Non-compliance with any of such requirements can incur penalties, fines or significant legal liability.

Cybersecurity and the threat environment remain a dynamic and ever-changing landscape with new threats and increasingly sophisticated attacks continually emerging. Successful security breaches can lead to unauthorized access to our network, systems and, in turn, confidential information which may include personal and sensitive information. Security breaches can also lead to system failures and outages which could result in our operations being down. This could materially adversely affect our business, results of operations and financial condition and expose us to liability claims.

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of the computer systems, information systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations. Bad actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, are becoming increasingly sophisticated in using techniques and tools—including AI—to circumvent security controls, evade detection and remove forensic evidence. These actors utilize diverse attack vectors such as social engineering/phishing, malware/ransomware, and viruses, worms, bugs, and other malicious software programs to attack websites or other online and mobile platforms and obtain access to networks and data centers. Bad actors may also act in a coordinated manner to launch distributed denial of service attacks (DDoS), or other coordinated attacks, that may cause service outages or other interruptions. Moreover, the potential for bad actors to exploit software, hardware, errors, misconfigurations, bugs and other vulnerabilities in commercial systems that interface with our or our third-party service providers’ IT systems, products and services presents another area of vulnerability for our business. We have implemented a number of security measures designed to protect our IT systems and confidential information, but we cannot guarantee that these security measures are or will be sufficient.

While we are not aware of any material hacking activity or cybersecurity incident that allowed unauthorized access to any Personal Information, sensitive information or proprietary information belonging to our business or to our business partners stored on our IT systems or caused any loss or corruption of such confidential information and other data, software or hardware, we have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. Although these are industry wide problems that affect many companies worldwide, we anticipate that we may be subject to additional attacks in the future. If a cybersecurity incident allows unauthorized access to or release of our confidential information and other data of our users, our reputation and brand could be materially damaged, and use of the NetEase websites and other online and mobile platforms could decrease. We could also be exposed to a risk of loss, litigation (including class action lawsuits), regulatory inquiries, enforcement, investigations, and possible liability, which could result in a material adverse effect on our business, results of operations and financial condition.

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

Finally, both the continual accessibility of the NetEase websites and other online and mobile platforms and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase websites and other online and mobile platforms to attract and retain users and advertisers. Any system failure or performance or availability interruptions could negatively impact user satisfaction and traffic, which could in turn reduce the NetEase websites and other online and mobile platforms’ appeal to users and advertisers. As the number of NetEase websites, mobile applications and traffic increase, this may impact load capacity and cause traffic overload. Any system failures and electrical outages could materially and adversely impact our business.

We expect that we will be required to continue to expend significant resources to protect our IT and security systems, but there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will always be successful in preventing cybersecurity incidents. For more information on our Cybersecurity program, see Item 16K. “Cybersecurity.”

Risks relating to AI technologies may present legal, regulatory and business risks and adversely affect our business and operating results.

We develop and use artificial intelligence technologies, including proprietary AI and machine learning algorithms and models (collectively referred to as “AI technologies”), throughout our businesses, and continue to make investments in this area. For example, in some cases, we have deployed in-game audio and visual generative AI technologies to enhance the user experience by, for example, providing in-game “AI teammates” and using AI technologies in the development process for some of our games. Other examples include a number of Youdao’s products, such as Confucius, its large language model (LLM) designed for the education sector and related AI tools underpinned by Confucius such as Hi Echo, an AI-driven virtual English-speaking tutor, and Mr. P AI Tutor, a conversation-based tutorial function.

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

In China, for example, on November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These measures provide, among other things, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations and complete certain filing procedures. On March 14, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which require network information service providers to include clear labels indicating any AI-generated synthetic content. On December 27, 2025, the CAC promulgated the Notice on Public Solicitation of Comments on the Interim Measures for the Administration of Anthropomorphic Interactive Artificial Intelligence Services (Draft for Comments), which applies to products or services that use artificial intelligence technologies to provide to the public within the territory of the PRC content simulating human personality traits, modes of thinking, and communication styles, and that engage in emotional interactions with humans through text, images, audio, video, and other forms. Providers of anthropomorphic interactive services must prominently inform users they are interacting with AI, conduct security assessments for large-scale services or major changes, protect minors and the elderly with special safeguards, and avoid generating illegal content or engaging in emotional manipulation. They are also obligated to remind users to pause after 2 hours of continuous use, safeguard data security, and fulfill lifecycle security responsibilities.

Outside of China mainland, certain existing legal regimes (e.g., relating to data privacy) regulate aspects of AI technologies, and new laws have been enacted to directly regulate AI technologies. These regimes will continue to evolve as regulators and governments seek to balance regulation and economic growth and competitiveness in this sector. For example, the EU Artificial Intelligence Act, or the EU AI Act, which is currently under review and subject to proposed amendments (including to ease compliance burdens), establishes a comprehensive, risk-based governance framework for development and deployment of AI in the EU market. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and - depending on the AI use case - includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models. Fines under the EU AI Act can reach up to 7% of worldwide annual turnover. Other jurisdictions such as the U.S., Singapore and Canada are also developing AI regulatory frameworks, and this area continues to be a focus for regulators globally.

These laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation. Failure to adhere to necessary filings and/or assessments or comply with applicable laws and regulations, as well as any dispute with any third parties relating to intellectual property or data security, could have a negative and, under certain circumstances, significant impact to our reputation, business operation and financial condition.

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

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations. In addition, legislatures and taxing authorities in many jurisdictions in which we operate may enact changes to, or seek to enforce novel interpretations of, their tax rules. These changes could include amendments that have temporary effect as well as more permanent changes. For example, the Organization for Economic Cooperation and Development, or the OECD, the EU and other countries have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed. In particular, the OECD’s Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis. As of the date of the filing of this annual report, various jurisdictions have enacted legislation to implement or partially implement the Pillar Two rules beginning in 2024, 2025 and 2026, with additional jurisdictions to follow in subsequent years, or have announced plans to do so in the future. The OECD issued new administrative guidance on January 5, 2026 with respect to Pillar Two which modifies key aspects of the framework for countries to enact in their own laws. The impact of these potential new rules and any other changes in domestic and international tax rules and regulations could have a material and adverse effect on our effective tax rate, and we will continue to evaluate the impact of these changes.

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

From time to time and as of December 31, 2025, we held assets consisting of a significant amount of Chinese banking instruments that have the characteristics of and are referred to as time deposits for purposes of U.S. financial reporting. Our time deposit holdings are of varying maturities, but primarily maturities of less than 12 months, which we hold for a variety of cash management-related purposes. We consider our time deposits with maturities of less than 12 months as “cash items” for purposes of Rule 3a-1 under the Investment Company Act, which we believe is the correct treatment of such assets, and, as such, we satisfy Rule 3a-1’s 45% asset test described above as of December 31, 2025. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which time deposits of the type we hold may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff may not agree with the treatment of such time deposits as cash items. If all of our time deposits, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2025 investment securities exceeding 45% of the value of our total assets, exclusive of U.S. government securities and cash items, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

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

Although we have been advised by our PRC counsel that these contractual arrangements are valid and binding under existing PRC laws and regulations and that each party to the VIE Agreements is entitled to assert its rights and obligated to perform its duties thereunder in accordance with the terms and conditions of the VIE Agreements and the applicable PRC laws and regulations currently in effect, these contractual arrangements may not be as effective in providing control over these VIEs as direct ownership. In addition, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, if the PRC government finds that our contractual arrangements do not comply with the existing or future restrictions on foreign investment, or if the PRC government otherwise finds that we, the VIEs or any of their subsidiaries are in violation of the existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. Moreover, new PRC laws, regulations and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these penalties results in our inability to direct the activities of VIEs, our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the VIEs and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs and ordinary shares to significantly decline in value or become worthless. Please also see the below risk factors “—Our current corporate structure and business operations may be affected by the Foreign Investment Law.” and “—Risks Related to China—The PRC government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.”

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the NPCSC promulgated the Foreign Investment Law of the PRC, or the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020. The 2019 PRC Foreign Investment Law replaced the trio of previous laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. While the 2019 PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, it does have a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. As such, there remains leeway for future laws to define contractual arrangements as a form of “foreign investment.” Therefore, there can be no assurance that our consolidation of the VIEs through contractual arrangements will not be deemed as foreign investment in the future.

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

Our founder, Chief Executive Officer and director, William Lei Ding, beneficially owned, as of February 28, 2026, approximately 45.5% of our total outstanding shares and is our largest shareholder. Accordingly, Mr. Ding has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has significant influence in preventing or causing a change in control. In addition, without the consent of this shareholder, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ding may differ from the interests of our other shareholders.

A majority of the share capital of certain of the VIEs is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

William Lei Ding, directly or indirectly, holds the majority interest in certain of the VIEs. As a result, Mr. Ding may be able to cause the agreements related to those companies to be amended in a manner that will be adverse to us, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our board of directors other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

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

NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly owned subsidiaries, including those set forth in the organizational diagram appearing in Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure.” As a result, our company’s primary internal source of funds for our cash and financing requirements is dividend payments and other distributions on equity from our subsidiaries. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares and service any debt we may incur. PRC tax authorities may also require us to amend our contractual arrangements with the VIEs and their respective shareholders in a manner that would adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our China mainland subsidiaries and the VIEs are also required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital. These reserves are not distributable as cash dividends. Also see “—Risks Related to China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.” Any limitation on the ability of our China mainland subsidiaries and the VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

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

RISKS RELATED TO CHINA

The political relationships between China and other countries may affect our business, financial condition, results of operations, cash flows and prospects.

We have launched numerous online games in global markets since 2015 and also offer certain other services outside of China. Any deterioration of political relationships between China and other foreign jurisdictions may result in bans or restrictions that could impact our products. As a result, China’s political relationships with other countries in which our services are available may affect our business operations. For instance, in September 2020, after heightened tensions between China and India over the disputed Himalayan mountain border, the government of India announced the ban of 118 mobile applications of Chinese origin, including several of our products.

In addition, in August 2020, then U.S. President Trump issued an executive order blocking TikTok and WeChat from processing transactions for U.S. citizens and from being downloaded in U.S. app stores due to national security concerns. In January 2021, he also prohibited transactions between U.S. persons and eight Chinese applications, including AliPay and QQ. In June 2021, former U.S. President Biden rescinded these two executive orders and directed the U.S. Commerce Department to monitor software applications that could affect U.S. national security and make recommendations. U.S. national security concerns regarding TikTok triggered a multi-year political and legal battle, which saw attempted bans and forced sale mandates. This was ultimately resolved through a joint venture deal with ByteDance and American and global investors to operate TikTok’s business in the U.S. in January 2026. Furthermore, the U.S. government has published a number of laws, regulations, and policies impacting business activities and trade between the U.S. and China. On February 21, 2025, for example, U.S. President Trump issued an “America First Investment Policy” memorandum, which directed U.S. government agencies to take actions to restrict Chinese investments in the U.S. To implement this policy, the Committee on Foreign Investment in the U.S. may impose, restrict, or unwind Chinese investments. Such regulatory changes could adversely affect our business and prospects. Moreover, the Comprehensive Outbound Investment National Security Act of 2025 directs the U.S. Department of the Treasury to expand its regulations restricting U.S. outbound investment in China. There also remains significant uncertainty regarding the future direction, scope, and duration of U.S. tariffs imposed on China, as well as any retaliatory measures that may be adopted by the PRC government in response.

While cross-border trading of goods is not a primary area of strategic focus for us and the ban in India has not materially impacted our online games services revenue, unfavorable developments in trade relations, such as increased tariffs, could indirectly increase our costs if, for example, our vendors, such as cloud services providers and data center operators, incur higher operating costs resulting from tariffs and pass those on to their customers. Moreover, such developments could adversely impact the businesses of our customers who engage in international commerce and may reduce demand for our products and services or impair our competitive positioning in certain markets. Certain governmental officials have also raised the possibility of targeting services, including online services, through digital services taxes or other means which could adversely affect our business. Any prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. As the duration, impact and interrelationship of all the above-mentioned factors are difficult to predict, any of them could have a material adverse effect on our business, financial condition and results of operations.

Changes in government regulation of the telecommunications and internet industries in China may result in our having to obtain additional licenses or other governmental approvals to conduct our business, both of which may restrict our operations.

The telecommunications and internet industry, including ICP services and online games, is highly regulated by the PRC government. In addition, the telecommunication and internet-related laws and regulations are relatively new and constantly evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances, uncertainties exist with respect to determining what actions or omissions may be deemed to be in violation of applicable laws and regulations in this area.

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

In addition, we are uncertain as to how the PRC government will reclassify our business due to our acceptance of fees for internet advertising, online games, e-commerce, and other innovative services as sources of revenues, or as a result of our current corporate structure. Such reclassification could subject us to penalties, fines or significant restrictions on our business. Moreover, NetEase, Inc. may have difficulties enforcing its rights under the agreements with the VIEs if any of these parties breaches any of the agreements with them because NetEase, Inc. does not have approval from appropriate Chinese authorities to provide internet content services, internet advertising services, e-commerce services or other innovative services. Future changes in PRC government policies affecting the provision of information services, including the provision of online services, internet access, e-commerce services, online advertising and online gaming may impose additional regulatory requirements on us or our service providers or otherwise restrict our business.

The PRC government restricts the ability for foreign investors to invest in and operate in certain types of telecommunications and internet businesses.

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

Furthermore, our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs and ordinary shares. The PRC government has indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.”

In addition, on February 17, 2023, CSRC issued a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Filing Rules”) which came into effect on March 31, 2023. The Filing Rules regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. The Filing Rules apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds and other equity securities that are offered and listed overseas, and we may be required to submit filings to the CSRC in connection with future issuances of our equity securities to foreign investors. For more information with respect to the Filing Rules, see Item 4.B. “Information on the Company—Business Overview–Government Regulations—Regulations Relating to Overseas Listing.” As the Filing Rules are relatively new, there are uncertainties with respect to their interpretation and implementation.

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval is required for any future offerings of securities overseas by us or our subsidiaries or to maintain the listing status of our ADSs or ordinary shares, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs or ordinary shares. If we proceed with any of such offering or maintain the listing status of our ADSs or ordinary shares without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs or ordinary shares.

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

The PRC government has not enacted any specific laws regarding virtual asset property rights and, accordingly, it is not clear what liabilities, if any, online game providers may have for virtual assets.

One of the features of our online games which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users, and are traded among users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or we experience a system error or crash. Other than the PRC Civil Code, which was passed by the National People’s Representative Meeting on May 28, 2020 and took effect on January 1, 2021, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the PRC government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what are the legal rights, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. We could therefore potentially be held liable for the way in which we handle and protect virtual assets.

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

The Ministry of Public Security has the authority to require any local internet service provider to block any website maintained outside China at its sole discretion. The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. We may be liable under any of these pronouncements for content and materials posted, uploaded or transmitted by users on our platform. User-generated content is accessible on the NetEase websites and our other online and mobile platforms including Wangyi Xinwen and NetEase Cloud Music, such as content and materials posted or uploaded by users on message boards, online communities and social networking platforms. We have implemented an efficient and thorough content screening and monitoring mechanism for NetEase Cloud Music and our other platforms which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. In recent years, PRC governmental authorities have tightened regulations on online content. For example, in 2025, the CAC launched the “Clear and Bright” campaign to rectify a variety of online misconduct, such as misconduct in the field of short-video marketing, generative AI services and the online environment for minors. If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations relating to internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

As the implementing rules of these regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We face uncertainties with respect to the interpretation and implementation of the anti-monopoly related laws in the field of internet platforms.

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. Violations of such law can result in an order to stop the illegal conduct, confiscation of revenue earned from such conduct and a fine of 1% to 10% of the total amount of revenue earned in the prior year. The Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines, were subsequently published on February 7, 2021, which specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic conduct and set out filing procedures for concentration of undertakings involving variable interest entities. The Anti-Monopoly Guidelines mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition.

On June 24, 2022, the NPCSC issued the 2022 Amendment to the Anti-Monopoly Law, which amends the penalties for illegal concentration of business operators to include the discontinuation of concentration, disposal of the shares or assets within a specified time limit, transfer of the business within a specified time limit and the adoption of other necessary measures to return to the state prior to the concentration, and a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions. The amendment also authorizes the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

In recent years, the SAMR has imposed administrative penalties in a number of anti-monopoly cases in the internet industry, and the regulatory environment for anti-monopoly in the internet industry has been entering into a phase of normalized regulation and control. Given the uncertainties of the interpretation and implementation of the Anti-Monopoly Guidelines and the newly amended Anti-Monopoly Law and considering the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we may face increased costs and limitations on our ability to operate our business. In addition, failure or perceived failure to comply with Anti-Monopoly Guidelines, and the newly amended Anti-Monopoly Law or other anti-monopoly related laws and regulations may result in investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial conditions and results of operations.

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

Laws and regulations regarding consumer protection, particularly those involving transactions conducted over the internet, change from time to time and are subject to interpretation. We are therefore unable to predict the ultimate cost of compliance of the relevant laws or regulations or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Regulatory restrictions on financial transactions may adversely affect the operation and profitability of our business.

We currently operate an online payment platform used by both distributors of our prepaid points and end-users of our online services, which requires a permit under the Regulation on Supervision and Administration of Non-bank Payment Institutions promulgated by the State Council, or the Non-bank Payment Institutions Regulations. The Non-bank Payment Institutions Regulations, effective on May 1, 2024, were promulgated by the State Council to provide principal rules for regulating activities of non-bank payment institutions, such as implementing access management of the non-bank payment institutions by specifying certain access requirements and reinforcing management systems with respect to payment accounts, reserve funds and payment instructions.

In addition to the Non-bank Payment Institutions Regulations, a range of laws and regulations have been enacted to govern the activities of non-bank payment institutions. On December 28, 2015, the PBOC issued a notice regarding the Administrative Measures for the Internet Payment Services of Non-bank Payment Institutions, or the PBOC Notice 43, which took effect on July 1, 2016. According to the PBOC Notice 43, a payment institution (i) is required to follow the principles of “know your clients,” and maintain records on its clients using their real names when opening payment accounts for its clients, (ii) may not engage in, including in a disguised form, such businesses as securities, insurance, credit loans, financing, wealth management, guarantee, trust, currency exchange, cash deposit and withdrawal services, and (iii) is required to, based on client identity, conduct affiliated management of all the payment accounts opened by the same client. Furthermore, on January 19, 2021, the PBOC issued the Measures for Deposit and Management of Customer Reserve Funds by Non-bank Payment Institutions, or the Measures for Customer Reserve Funds, which became effective on March 1, 2021. The Measures for Customer Reserve Funds provide that “Clients’ Reserves,” defined as funds actually received by non-bank payment institutions when processing payments for clients and payable upon clients’ order, must be fully deposited by the non-bank payment institutions into a dedicated deposit account held in the custody of banking institutions. The Measures for Customer Reserve Funds also standardize the centralized deposit and management business of customer’s reserves after centralized deposit of reserves, further refine the provisions on deposit, use and transfer of reserves, clarify the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions and reserve banks, and set penalties for violations of customer’s reserves. In addition, on September 2, 2022, the NPCSC promulgated the Anti-Telecom and Online Fraud Law of the PRC, effective on December 1, 2022, which requires that non-bank payment institutions, together with banking financial institutions, must establish a customer due diligence system during the opening of bank accounts and payment accounts and the provision of payment and settlement services for customers, and during the existence of the business relationship with customers, identify the beneficial owners and take appropriate risk management measures to prevent the use of bank accounts and payment accounts for telecom or online fraud according to relevant laws.

Furthermore, on November 11, 2024, the NPCSC issued the amended PRC Anti-money Laundering Law, which came into effect on January 1, 2025, to require entities such as non-bank payment institutions to fulfill the anti-money laundering obligations of financial institutions under this Law, such as reporting of large-value transactions and doubtful transactions.

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

The PRC government’s significant authority in regulating our operations and uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, and decided legal cases under the civil law system may be cited for reference but have limited precedential value. PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China over the past several decades. However, many of these laws, regulations and legal requirements are relatively recent and may evolve quickly with little advance notice. The interpretation of many laws, regulations and rules may not always be uniform and enforcement of these laws, regulations and rules involve uncertainties. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, the PRC legal system is based in part on government policies and China mainland is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China mainland, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals at any time. The PRC government has published new policies that adversely affected certain industries, including the industries that our business may relate to, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, certain contracts governed by PRC law may contain less detail and may not be as comprehensive in defining contracting parties’ rights and obligations in some instances. As a result, those contracts are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement by the court in China is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving material contracts, even without merit in plaintiff’s regard, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs and/or shares to decline.

Changes in the economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China mainland. Accordingly, our business, prospects, financial condition, and results of operations are affected by the political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The PRC government plays a significant role in China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government’s policy on capital investments or changes in tax regulations. In addition, certain measures implemented by the PRC government based on the overall economic situation, such as interest rate adjustment, may affect economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Our business benefits from certain PRC tax incentives. Expiration of, or changes to, these tax incentives and PRC tax laws could have a material adverse effect on our operating results.

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

A number of our China mainland subsidiaries, such as Boguan, NetEase Hangzhou and certain other subsidiaries, enjoyed preferential tax rates of 15.0% for 2023, 2024 and 2025 by being recognized as an HNTE. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Income Taxes.”

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

If we were considered a “resident enterprise,” we would be subject to the EIT rate of 25.0% of our global income, and as a result, the amount of dividends we can pay to our shareholders could be reduced. We believe that none of NetEase, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We cannot confirm whether we will be considered a “resident enterprise” because the implementation rules are unclear at this time.

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

Our revenues are primarily denominated in Renminbi, and any significant depreciation of the RMB may affect the value of, and dividends (if any) payable on, our ordinary shares or ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. dollar denominated loans or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. For example, we experienced a RMB133.0 million net foreign exchange loss in 2023, a RMB255.4 million net foreign exchange gain in 2024 and a RMB775.9 million net foreign exchange loss in 2025, respectively, which were mainly due to the fluctuation of the exchange rate of the RMB against the U.S. dollar. These fluctuations had a significant effect on our profit and our cash dividend.

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

Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Our China mainland subsidiaries and affiliates may also retain foreign exchange in its current account to satisfy foreign exchange liabilities or to pay dividends. However, the PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders or to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

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

The PRC government has strengthened the regulation of investments made by Chinese residents in offshore companies and reinvestments in China made by these offshore companies. Our business may be adversely affected by these restrictions.

The SAFE has adopted certain regulations that require registration with, and approval from, PRC government authorities in connection with direct or indirect control of an offshore entity by Chinese residents. The term “control” under SAFE regulation is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles or PRC companies by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. The SAFE regulations retroactively require registration of investments in non-Chinese companies previously made by Chinese residents. In particular, the SAFE regulations require Chinese residents to register with SAFE information about offshore companies in which they have directly or indirectly invested and to make follow-up registrations in connection with certain material transactions involving such offshore companies, such as mergers or division, capital increases and decreases, in equity transfer or exchange. A newly established enterprise in China which receives foreign investments is also required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed China mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of the filing of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

On February 21, 2025, U.S. President Trump issued the “America First Investment Policy,” which mandates that the U.S. administration will, among other things, assess if adequate financial auditing standards are upheld for companies covered by the HFCAA and review the use of VIE structures by companies from designated “foreign adversaries,” including the PRC, to evaluate potential risks to U.S. investors. While specific implementation measures have not yet been announced, we may be subject to heightened scrutiny under the America First Investment Policy given that we conduct our operations in China utilizing VIE structures. If U.S. authorities determine that our auditing practices are insufficient or that our VIE structure poses risks to investors, we could be subject to increased compliance obligations, regulatory penalties or trading restrictions. Such actions and increased compliance costs could adversely affect our business operations and the value of our securities.

The trading price of our ADSs and shares has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or shares.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our shares, likewise, can be volatile for similar or different reasons. For example, the trading prices of our ADSs ranged from US$87.67 to US$159.55 per ADS in 2025 and the trading prices of our ordinary shares ranged from HK$131.90 to HK$248.00 per ordinary share in 2025. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies that have listed their securities in Hong Kong and/or the United States, may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our shares and/or ADSs may be adversely and materially affected, regardless of our actual operation performance.

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

We have relied on and intend to continue to rely on some of these exemptions. Specifically, although we sought and obtained shareholders’ approval for the amended and restated 2019 Share Plan at the annual general meeting of shareholders held on June 15, 2023, our board of directors had initially adopted our 2009 RSU Plan and 2019 Share Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the Nasdaq Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements. In situations where we choose to follow home country practices, our shareholders may be afforded less protection than they otherwise would under Nasdaq rules applicable to U.S. domestic issuers.

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

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

●	the sections of the U.S. Exchange Act regulating the liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

In addition, on June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility inviting public comment on potential amendments to the definition of “foreign private issuer.” None of the proposals contained in the Concept Release has been adopted by the SEC. However, if the SEC adopts rule changes that modify the definition of “foreign private issuer” and we cease to qualify as a foreign private issuer as a result, we would be required to comply with the more stringent disclosure and procedural requirements applicable to U.S. domestic issuers. Such a transition could require substantial modifications to our corporate governance practices and result in significantly increased compliance costs.

We are currently exempt from certain provisions of the Hong Kong Listing Rules but expect that we will become subject to such provisions in the near future which will increase our compliance obligations.

Since we listed on the Hong Kong Stock Exchange in June 2020, we have maintained a secondary listing in Hong Kong under Chapter 19C of the Hong Kong Listing Rules, which means we are exempted from certain rule requirements that are applicable to companies which are primary listed on the Hong Kong Stock Exchange. For example, we are currently not subject to, among other things, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, we have been granted a number of waivers and/or exemptions from strict compliance with, among other things, the Hong Kong Listing Rules and the SFO as a secondary listed company in Hong Kong. We have also been granted a ruling from the Securities and Futures Commission of Hong Kong, as a result of which the Codes on Takeovers and Mergers and Share Buy-backs, or the Takeovers Codes, do not apply to us.

We were informed by the Hong Kong Stock Exchange on February 27, 2026, however, that 55% or more of the total worldwide trading volume, by dollar value, of our shares and ADSs over our most recent fiscal year had taken place on the Hong Kong Stock Exchange, and as such, we have received a Migration Exchange Notice under Rule 19C.11 of the Hong Kong Listing Rules. As a result of the Migration Exchange Notice, we anticipate that we will be required to comply with the Hong Kong Listing Rules applicable to a dual primary listed issuer in Hong Kong after the end of a migration grace period of 12 months which commenced from the date of the Migration Exchange Notice (or such shorter time should we be able to comply with all applicable rules relevant to a primary listed company in Hong Kong and elect to migrate to a primary listing prior to the expiration of the grace period). Upon such migration and as long as we maintain the listing of our ordinary shares on the Hong Kong Stock Exchange, we would no longer enjoy above-mentioned exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO, which could result in an increase in our compliance costs. We intend to apply for certain waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules applicable to primary listed companies but cannot be certain if and to the extent any such applications would be granted by the Hong Kong Stock Exchange.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has also, in its audit report, concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. Please refer to Item 15 “Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward.

Holders of our ADSs and shares may have difficulty effecting service of process and enforcing judgments obtained against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

Our company is incorporated in the Cayman Islands, and a substantial portion of our current operations are conducted in China mainland. Some of our directors and executive officers are nationals and residents of countries or areas other than the United States and Hong Kong. Additionally, a major portion of the assets of our company, as well as a substantial portion of the assets of these persons, are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for holders of our shares and ADSs to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that they believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China mainland may render them unable to enforce a judgment against our assets or the assets of our directors and executive officers, as there is uncertainty as to whether the courts of the Cayman Islands or China mainland would recognize or enforce judgments of this kind. There is also uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters.

In addition, U.S. authorities, such as the SEC and the U.S. Department of Justice, may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in China mainland. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China mainland. China mainland has adopted a revised securities law which provides, among other things, that without governmental approval in China mainland, no entity or individual in China mainland may provide documents and information relating to securities business activities to overseas regulators which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China mainland.

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

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. We have not obtained any opinion of counsel or any rulings from the U.S. Internal Revenue Service, or the IRS, regarding our status as a PFIC. The PFIC determination is highly fact-intensive and made after the end of each taxable year. We hold and may continue to hold a substantial amount of cash and cash equivalents. In addition, the value of our assets, including goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects. For these reasons, there can be no assurance that we were not a PFIC in any prior taxable years and will not be a PFIC in the current taxable year or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, U.S. investors would generally be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our ADSs or ordinary shares and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or the QEF, election if we are classified as a PFIC. Investors should consult their tax advisors regarding all aspects of the application of the PFIC rules to our ADSs or ordinary shares.

If we are a PFIC in any year with respect to a U.S. investor, the U.S. investor will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. investors will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

For further discussion of the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10.E. “Additional Information—Taxation—United States Federal Income Tax Considerations.”

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

Item 4.   Information on the Company

A.           History and Development of the Company

Our business was founded in June 1997 and our company was incorporated on July 6, 1999 under the Cayman Companies Act (As Revised). Our principal executive offices are located at Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong. Our telephone number is +852 2791 5088.

Our key business milestones are summarized below:

● Founding of our business	1997

● Launch of free web-based e-mail services, and business model shifted from software development to internet technology with the launch of our NetEase website (“www.163.com”)	1998

● Launches of advertisement services, online platforms, online shopping malls, and other internet services in China	1999

● Listing on Nasdaq on June 30	2000

● Introduction of fee-based premium services and online entertainment services, including online games, wireless value-added services and other subscription-type services	2001

● Launch of our first PC-client MMORPG game, Westward Journey Online, our widely popular in-house developed game series	2001

● Launch of our Fantasy Westward Journey series, our second widely popular original game series	2004

● Founding of Youdao, our intelligent learning and advertising solutions provider	2006

● Launch of NetEase Cloud Music, our music streaming platform	2013

● Launch of our first mobile game, the mobile version of Fantasy Westward Journey II	2013

● Launch of Yanxuan, our e-commerce business	2016

● Listing of Youdao on the New York Stock Exchange on October 26	2019

● Listing on the Hong Kong Stock Exchange on June 11	2020

● Listing of NetEase Cloud Music on the Hong Kong Stock Exchange on December 2	2021

● Launched cross-platform titles that achieved global popularity across PC, mobile, and console	2024-2025

Our principal capital expenditures for 2023, 2024 and 2025 consisted mainly of expenditures related to our new office buildings in Shanghai and Hangzhou in China and the acquisition of new servers in connection with the operation of our business for a total of approximately RMB2.3 billion, RMB1.3 billion and RMB1.1 billion, respectively.

As of December 31, 2025, we had capital expenditure commitments of RMB147.1 million (US$21.0 million) for 2026 and thereafter, which primarily consist of commitments made in connection with the construction of new office buildings in Shanghai and Hangzhou.

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

The diagram below summarizes our corporate structure as of March 31, 2026 and identifies the subsidiaries and the VIEs that together are representative of our major business units, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and other representative subsidiaries:

NetEase, Inc.
(holding company; Cayman Island)
100% (through intermediate holding entity)
56.6%
61.6%
Hong Kong NetEase Interactive Entertainment Limited (holding company; Hong Kong)
Youdao, Inc. (holding company; Cayman Island)
NetEase Cloud Music Inc. (holding company; Cayman Island)
Outside China mainland
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
Hangzhou Yuedu Technology Co., Ltd. (online music services)(2)
Represents equity interest
Represents contractual arrangements

(1)	Hangzhou NetEase Leihuo Technology Co., Ltd. is owned by two of our employees.
(2)	Each of Guangzhou NetEase Computer System Co., Ltd. and Hangzhou Yuedu Technology Co., Ltd. is 99.0% owned by William Lei Ding, our founder, Chief Executive Officer and director, and 1.0% by two of our employees, respectively. Our indirect, wholly-owned subsidiary NetEase Information Technology (Beijing) Co., Ltd. is also a party to certain contractual arrangements with Guangzhou NetEase Computer System Co., Ltd.
(3)	Beijing NetEase Youdao Computer System Co., Ltd. is 71.1% owned by William Lei Ding and 28.9% owned by the chief executive officer of Youdao, Inc.

OUR SERVICES

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. We currently offer over 100 online games across a wide range of genres, satisfying the ever growing and diversifying needs of the gamer community worldwide. Leveraging our user insights and execution expertise, we have also incubated and developed in-house a pipeline of innovative and successful businesses, including intelligent learning and other businesses, ranging from music streaming and e-commerce to advertising services, e-mail, payment platform and other services. For a breakdown of total revenue by segment for the last three financial years, see Item 5.A. “Operating and Financial Review and Prospects—Operating Results.”

Games and Related Value-added Services

Our Games

Our game products and services are comprised of in-house developed games as well as games licensed from renowned global developers. As a global early mover that anticipated and captured the trend toward mobile games, we have been developing a deep portfolio of mobile game offerings for more than a decade. At the same time, our flagship titles continue to provide solid support for our online games business with persistent longevity and user loyalty. In addition, while solidifying our leadership position in the Chinese domestic market, we have also expanded globally with game launches in North America, Europe, Asia and other international markets.

Our Game Library

In-house developed games

We are one of the largest online game providers globally in terms of game revenue, offering over 100 in-house developed and licensed games of various genres, including MMORPG, casual games, shooting games, racing simulations, CCGs, battle arena games and SLGs, as well as other types of games. The majority of the most popular games we publish have been developed in-house.

We launched our flagship MMORPGs, Westward Journey Online and Fantasy Westward Journey, in 2001 and 2004, respectively. Over the ensuing decades, we have continuously implemented enhancements and upgrades to these games, including a variety of innovative play modes, that have led to their enduring popularity among their large bases of players. As the mobile gaming market was starting to develop, we also launched our first mobile game, the mobile version of Fantasy Westward Journey II in 2013, and subsequently launched the mobile versions of other in-house developed titles, including the Fantasy Westward Journey and Westward Journey Online mobile games in 2015. Leveraging our expertise with MMORPGs, we have been expanding our portfolio in a broad range of other game genres while introducing innovative features and game play.

To cultivate a more engaged player base and further improve the gaming experience, we also commenced launching cross-platform games that offer a seamless gaming experience across different gaming platforms in 2024, such as Where Winds Meet, Once Human and Marvel Rivals.

Our game offerings have gained significant player recognition, as evidenced by impressive performance metrics. For example, Where Winds Meet attained the No. 1 position in China’s iOS gross ranking in 2025. In addition, Fantasy Westward Journey Online achieved four successive record peak concurrent player counts since the third quarter of 2025.

The table below sets forth certain of our major in-house developed online games:

Game	Genre	Date of Initial Launch and Major Upgrade
Westward Journey Online 2 (a comprehensive upgrade of Westward Journey Online II)	2D MMORPG, classical Chinese setting	August 2002 September 2013
Fantasy Westward Journey Online (previously known as Fantasy Westward Journey II)	2D MMORPG, classical Chinese setting	January 2004 July 2013
Mobile Version of Fantasy Westward Journey II	Turn-based MMORPG	July 2013
Fantasy Westward Journey mobile game	Turn-based MMORPG	March 2015
Westward Journey Online mobile game	Turn-based MMORPG	September 2015
Infinite Borders	SLG	October 2015
Ghost Story: Love Destiny (previously known as the mobile version of Ghost)	Real-time MMORPG	May 2016
Onmyoji	CCG & RPG	September 2016
Knives Out	Battle Arena	November 2017
Identity V	Battle Arena	April 2018
LifeAfter	Cooperative Survival RPG	November 2018
Naraka: Bladepoint	Action Battle Royale	July 2021
Eggy Party	Casual Party Mobile Game	May 2022
Diablo® Immortal™*	MMO Action-RPG	June 2022
Racing Master*	Racing Simulation	June 2023
Sword of Justice (previously known as Justice mobile game)	MMORPG	June 2023
Dunk City Dynasty	Basketball	August 2023
Once Human**	Survival\Open-world\Crafting	July 2024
Naraka: Bladepoint mobile game	Action Battle Royale	July 2024
Marvel Rivals**	Shooting	December 2024
Where Winds Meet**	Open-world action-adventure RPG	December 2024

* Diablo® Immortal™ and Racing Master were co-developed with Blizzard and Codemasters, respectively.

** Once Human, Marvel Rivals and Where Winds Meet are cross-platform games; Once Human is available both on PC and mobile devices, Where Winds Meet is available on PC, console and mobile devices, and Marvel Rivals is available both on PC and console devices.

Licensed Games

In addition to our in-house developed games, we also offer games licensed from other international game developers, including Blizzard and Microsoft. For further details, see Item 4.B. “Information on the Company—Business Overview—Our Services-Games and Related Value-added Services—International Partnerships.” Revenues from licensed games accounted for 4.6%, 7.4% and 9.5% of our total revenues in 2023, 2024 and 2025, respectively.

Global Presence

We continue to advance our games and make inroads that expand our reach in overseas markets, having launched numerous games in global markets since 2015. For example, Knives Out has remained popular in Japan since its launch in 2017. We also launched Identity V and Racing Master in Japan in 2018 and 2023, respectively, further evidencing our potential to operate a diverse range of games in overseas markets over the long term. In addition to our success in Japan, we have expanded our footprint across more regions, such as our global launches of Marvel Rivals and Where Winds Meet in 2024 and 2025, respectively.

Multiple games in our global portfolio have consistently achieved high rankings in key markets. The global launch of Sword of Justice in November 2025 propelled it to No. 1 on the iOS download charts in multiple regions. Where Winds Meet has accumulated over 80 million players since its staged launch in December 2024. Following its global launch in late 2025, it once ranked No. 2 on Steam’s global top-sellers chart and No. 1 in 11 regions. In addition, Marvel Rivals earned recognition as one of TIME’s Best Video Games of 2025, won the Grand Award at the PlayStation Partner Awards 2025, and ranked in the Platinum tier of Steam’s Best of 2025 Top Sellers and Most Played categories.

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

In addition, in May 2016, we entered into an exclusive agreement with Microsoft, pursuant to which Microsoft agreed to license both the mobile and PC versions of Minecraft to us for operation in China. The term of such license was most recently renewed in 2023 and extends until 2028.

We continue to establish and deepen collaboration with other leading international game studios, including entering into a joint development agreement with Codemasters, a leading United Kingdom game studio focusing on racing games. In conjunction with Codemasters, we launched Racing Master, a real-time simulation racing game that has gained widespread acclaim in multiple regions.

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

In addition to growing and strengthening our existing franchises, we have continually incubated new ideas and delivered new and long-lasting game titles to our users. For example, one of our relatively newer in-house developed IPs is Identity V, which we believe has shown potential to become another successful NetEase franchise. We are continually enriching this IP through a variety of initiatives, including e-sports, game collaborations and off-line activities. We have hosted a number of high-profile events featuring Identity V, including both international and regional series tournaments.

The prerequisite to building a successful franchise is the ability to create popular game IPs in-house, which is propelled by our strong R&D capabilities. Over the past two decades, we have built a large in-house R&D team with talented and passionate game creators. We empower each of our talent with our game-enthusiastic corporate culture and our carefully designed training programs. For more description on our R&D capabilities, see Item 4.B. “Information on the Company—Business Overview—Our Services—Games and Related Value-added Services—Game R&D and Technologies.”

Content Quality and User Experience

We focus on providing an innovative and superior user experience in game design and development and strive to make games of the highest quality. From the initial proposal to final launch, our games will typically go through a number of carefully designed steps including market research, proposal, demo, repeated prototype review and beta testing to ensure that the best quality and user experience can be delivered to our players. In addition to creating a highly realistic and immersive gaming experience through the use of advanced technologies, we employ innovative gamification thinking that takes into consideration both the in-game and out-of-game user experience. We also integrate AI capabilities in level generation, plot generation, tutorial and social guidance, and even AI-native gameplay, enabling fundamentally new AI-driven player experiences.

Game R&D and Technologies

Our consistent and significant investment in innovative game R&D is a key contributor to the success of our online game business and has been widely recognized in the games industry.

Our Proprietary Game R&D Capabilities

Proprietary R&D is the key focus of our game business. We continually strengthen and upgrade our game R&D infrastructure through recruiting and cultivating top talent, optimizing our game production pipeline and fostering a culture of creativity and innovation. We have founded a number of in-house research institutions to explore the application of various technologies in games, including NetEase Fuxi Lab and NetEase Games AI Lab which focus on artificial intelligence research and its real-world applications in gaming.

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

AI-powered full-stack toolchains: We integrate AI across multiple stages of our development workflows, including programming assistance, art and animation production and quality assurance. Equipped with proprietary AI tools, our developers are enabled to improve productivity, streamline content creation and manage increasingly complex game environments more efficiently. For example, we utilize AI to model diverse player behaviors for quality assurance, augmenting traditional manual testing with data-driven validation.

AI-driven non-player characters (NPCs): Enabled by deep learning technology, we have created intelligent NPCs that can join players’ in-game activities, simulate real-life interactions, facial expressions and body language and enable a more engaging gaming experience. We also deploy multiple reinforcement learning technologies to produce NPCs with diverse styles and difficulty levels, catering to a wide range of player preferences.

Proprietary vertical models: Leveraging years of accumulated gaming data, we have trained specialized AI models for performing various game development tasks. These vertical models are specifically designed to improve our internal production efficiency and function more accurately than general large language models.

Natural language processing (NLP): We apply NLP technology in our games to enable players to develop their own storylines by carrying out conversations with NPCs and explore hidden elements in the game, creating an immersive gaming experience for players.

Advanced game graphics: Our advanced game graphics enable game players to create unique characters with customized facial features. We also offer automatic character customization based on real-life photographs uploaded by players. In addition, we deploy high-quality 3D game graphics and automatic scene generation in our games.

Related Value-added Services

We also offer other services related or ancillary to games.

Intelligent Learning and Advertising Solutions Provider Youdao

Youdao’s Products and Services

Youdao is strategically positioned as an AI solutions provider specializing in learning and advertising, operating in China and a number of overseas markets. We founded Youdao in 2006 and launched the flagship Youdao Dictionary in 2007, which remains the top language app in China. Youdao has experienced rapid growth since its founding and completed its public listing on the New York Stock Exchange in October 2019.

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

●	Digital Content Services. In 2022, we launched digital content services with interactive learning features, primarily including Youdao Lingshi and Youdao Literature. For example, within Youdao Lingshi we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with learning performance assessments, personalized exercise banks and quizzes, customized learning planning, and live streaming counselling services to enhance their learning performance. Youdao Lingshi also adopted a small-size class format to improve students’ learning experience and efficiency. In 2024, we upgraded Youdao Lingshi with a tiered teaching approach tailored to individual learning needs and capabilities. In addition, our video tutorials break down complex topics into manageable segments to help students achieve better learning results. In 2025, we enhanced Youdao Lingshi’s college planning solutions with more personalized school recommendation and admission analysis capabilities and introduced AI-powered essay evaluation services designed in line with exam grading standards.
●	STEAM Courses. Our current STEAM courses primarily include computer coding courses and other STEAM courses. We have transitioned from a large-class format to smaller, more focused sessions, ensuring a more personalized and engaging learning experience for students.
●	Adult Courses. Our adult courses primarily include China University MOOC. MOOC stands for “massive open online course,” which is a course designed to offer free or low-cost access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the MOE, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China.

AI-driven Subscription

●	Youdao Dictionary. Launched in 2007, Youdao Dictionary is Youdao’s first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool with 39.1 million average MAUs in 2025.
●	AI-based Learning Tools. We launched Confucius, our own large language model (LLM), in 2023, which is China’s first LLM specifically designed for the education sector. Powered by Confucius, we also launched Hi Echo, an AI-driven virtual English-speaking tutor, and Mr. P AI Tutor, a conversation-based tool designed with real-time and multi-modality learning features across major subjects for students. To enhance Mr. P AI Tutor’s in-depth analytical reasoning capabilities, we recently integrated it with DeepSeek-R1 and Confucius models to deliver more intuitive, responsive and cost-efficient services to users. In 2025, we launched Scholar AI, an integrated AI-powered plagiarism detection and writing refinement application to support students and scholars in research paper writing. We also recently entered into an official partnership with Turnitin, a global leader in academic and research integrity.
●	Other AI-driven Subscription. Other AI-driven subscription primarily include (i) Youdao Desktop Translation, a leading desktop dictionary tool primarily for Chinese users; (ii) U-Dictionary, an online dictionary and translation app offered in overseas market; (iii) iRecord, an audio transcription tool based on LLM capabilities; (iv) LectMate, a simultaneous interpretation software for study-abroad lecture scenarios; (v) iArch, an AI home design software; (vi) Baby Genius, an AI baby generator; (vii) One Translate Translator, a translation tool for travelers; (viii) AI Podcast Assistant, an audio synthesis platform that instantly converts text documents into studio-quality podcasts; and (ix) Youdao Anydub, an AI audio and video translation tool to automate multilingual content production.
●	Online Marketing Services. We offer online marketing services through different formats of advertisement, including banners, text links, videos, logos, buttons and rich media. Our online marketing services primarily consist of performance-based advertising services and global marketing and promotion services.

●	Performance-based Advertising Services. Our domestic online marketing services focus on performance-based advertising. Our performance-based advertising services provide comprehensive advertising services which feature AI-based data mining and application. In 2024, leveraging our advanced AI technology and enhanced data infrastructure, we upgraded our Real-Time API (RTA) technology capabilities, which broadened our client base and expanded the range of applications. In 2025, we launched the AI Ad Placement Optimizer, an end-to-end agentic solution for demand analysis, strategy formulation, data analytics and iterative optimization, with automated creative production integrated to further improve advertising efficiency.
●	In addition, leveraging our advancements in AI, we have developed an advanced advertising LLM designed for versatile applications across various marketing scenarios. Furthermore, our AI-driven model improves conversion efficiency by continuously refining advertisement strategies through data-driven insights and performance analytics. We further strengthen the role of AI in advertising efficiency through deepening the integration of advanced data analysis and algorithm optimization. In 2025, we launched Youdao iMagicBox, an AI-powered creative suite that automatically generates high-quality advertisement assets, further scaling content creation workflows for our advertisers.
●	Global Marketing and Promotion Services. We also offer Youdao Ads, a global leading digital marketing solution for brand expansion in global markets, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and e-commerce live.

Smart Devices. We develop and offer smart devices, including Youdao Dictionary Pen and Youdao Tutoring Pen, to make learning more productive and efficient for our users. Our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements.

●	Youdao Dictionary Pen. In July 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. With our NMT and OCR technologies, users can simply scan the words and the screen will instantly display the translations and definitions of the words without connecting to the internet. We launched Youdao Dictionary Pen X6 Pro and Youdao Dictionary Pen S6 in August 2023. Youdao Dictionary Pen X6 Pro, Youdao’s flagship product, is equipped with an AI grammar instruction application and digital human language coach, Hi Echo, powered by our Confucius LLM. We launched Youdao Dictionary Pen X7 in July 2024, featuring our proprietary AI-powered applications, Hi Echo and Mr. P AI Tutor. In addition, we launched Youdao Dictionary Pen A7 Pro in January 2025, which enables instant scanning and translation.
●	Youdao Tutoring Pen. In February 2025, we launched Youdao SpaceOne, a brand-new tutoring pen equipped with the DeepSeek reasoning model, delivering in-depth analytical reasoning with image recognition, photo-to-speech conversion and voice dictation functions. In August 2025, we launched Youdao Space X, which features precise scanning of long-form and multi-graphic questions, AI-generated video explanations and an AI-based mistake ledger.

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

Technological-driven Music Experience

NetEase Cloud Music is committed to delivering a satisfying music experience consistently at scale by continuously innovating and improving its platform and investing in R&D. Its advanced data analytics and other capabilities lay the foundation for the platform’s personalized content recommendations, assisted content creation, interactive social functions and other powerful features that optimize the user experience and realize the unique value of our diverse content. As part of these efforts, NetEase Cloud Music has developed a proprietary AI-powered generative recommendation model, which further advances its music discovery capabilities and enhances the personalized recommendation experience it offers.

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

Yanxuan offers products in a wide range of categories, including home life, pet food and supplies, personal care and cleaning products, among other things. Yanxuan pursues the brand concept of “thoughtfully curated products for mindful moments,” which is an extension of NetEase’s overall “user-first” attitude towards its services and products. Yanxuan continuously evaluates the needs and wants of its users and searches around the world to identify and cooperate with the best suppliers available. By better understanding customers’ needs and participating in the production process, Yanxuan can provide customers with competitive prices, excellent quality and quality customer service.

Other Innovative Services

We also offer a wide range of other innovative services, including our (i) www.163.com portal and related mobile app, Wangyi Xinwen, which deliver quality information such as news, sports events, technology, fashion trends and online entertainment to our users and generate revenues mainly from online advertising services, (ii) NetEase Pay, an online payment platform, (iii) NetEase Mail, China’s leading e-mail service provider since 1997, through which we provide free and fee-based e-mail services, and (iv) certain other services, such as customized B-to-B technology services and e-reading services.

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

Artificial Intelligence and Other Advanced Technologies

Artificial intelligence and other advanced technologies are integral to our technology infrastructure and product development capabilities. We apply AI technologies to enhance user experiences, improve operational efficiency and support the continuous evolution of our products and services.

We are increasingly integrating AI into various aspects of our development and operational workflows, including product development, content creation, service optimization and other data-driven processes. As these technologies continue to evolve, we expect to further integrate AI into our platforms and products, which we believe will enhance user engagement and support long-term innovation across our businesses.

For more information with respect to our technologies, see Item 4.B. “Information of the Company—Business Overview—Our Services—Games and Related Value-added Services—Game R&D and Technologies,” “Information of the Company—Business Overview—Our Services—Intelligent Learning and Advertising Solutions Provider Youdao—Technology-driven Learning Experience” and “Information of the Company—Business Overview—Our Services—Online Music Platform - NetEase Cloud Music—Technological-driven Music Experience.”

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

Games and Related Value-added Services

Our online games are available on our website, the Apple App store for iOS, third-party Android app stores, and PC and console distribution platforms. We conduct in-game marketing campaigns in connection with special holiday editions or launches of new games or expansion packs throughout the year. We have also promoted our games and related value-added services in collaboration with online and offline third-party promoters.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. See Item 3.D. “Key Information—Risk Factors—Risks Related to China—We may not be able to adequately protect our intellectual property and may be exposed to infringement claims by third parties.”

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

Global collaboration opportunities. We compete to win collaboration relationships with well-known global IP and content owners based on our level of expertise in systematically developing in-house developed games, delivering a compelling user experience through operational know-how and customizing established game titles for rapid expansion into overseas markets.

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

We are dedicated to reducing education inequity and have launched several initiatives to address this challenge. For example, in 2018, we launched the “One Screen” program, aiming to promote the equitable distribution of educational resources and stimulating balanced development among students from diverse regions. By the end of 2025, the One Screen program had supported over 300 schools across Sichuan, Guizhou, and other regions in China through donations and the provision of teaching resources, benefiting over 200,000 rural students. Notably, in 2025, one particular class achieved a university admission rate of over 82%, with 21 students gaining admission to China’s top universities.

We remain committed to social welfare, providing swift and impactful aid to victims of nature disasters. In 2025, we donated RMB8 million worth of emergency supplies to aid local emergency relief efforts in response to a magnitude 6.8 earthquake in the Xizang Autonomous Region. We also donated RMB5 million in emergency supplies and cash to support flood relief efforts in North China, and HKD10 million for fire relief efforts in Tai Po, Hong Kong. Additionally, players of our games have contributed to social welfare initiatives. For example, our game Where Winds Meet partnered with the China Social Assistance Foundation’s “Silver Angel Program” to provide six months of support to elderly individuals living alone or in poverty in Lanzhou, Wuwei and other areas of Gansu, China, on behalf of our players.

Guided by our vision of societal improvement, we have implemented a series of related initiatives to support cultural and economic development. We contribute to the growth of the cultural tourism industry in various provinces by integrating their local cultures with new digital technologies. For example, our game Where Winds Meet launched a “Hexi” edition in 2025, offering players an immersive experience of the historical landscape of the Hexi Corridor, an important ancient trade route in Northwest China. In addition, the game partnered closely with the Gansu Provincial Department of Culture and Tourism, collaborating with institutions such as the Dunhuang Art Academy to produce educational cultural content, and organized offline check-in activities at scenic spots in Dunhuang, Wuwei and Zhangye – cities along the Hexi Corridor. These initiatives have successfully attracted players to visit these locations in person, boosting local cultural tourism.

We adhere to our commitment to equality and diversity in our recruitment and career development policies. Our games division was honored with the 2023-2024 ATD Excellence in Practice Award for its long-term efforts in talent training and development, becoming the only Chinese Internet enterprise to win an award in the competition. We were also named as a member of 2023 Bloomberg Gender-Equality Index, which comprises 484 companies that are committed to gender equality in the workplace. We understand the importance and value in having a diversified workforce and currently recruit talent from various backgrounds and cultures. We have built a multidimensional talent training and development system to help employees succeed in their areas of expertise and achieve career advancement. Due to our efforts in promoting sustainable growth and employee well-being, we were listed in Forbes World’s Best Employers for 2025.

Given that the majority of our operations are conducted online, our impact on the environment is limited. We deployed carbon mitigation measures to reduce our carbon footprint and will continue to explore ways to further improve energy efficiency. For example, we implemented energy monitoring measures at our self-built Gui’an Data Center and adopted various energy-saving solutions in its operation. Moreover, we spread green and environment-friendly concepts to the public through innovative methods. In 2025, our game Eggy Party partnered with Wuzhizhou Island and Trip.com to launch the “Eggy Guardians, Blue Ocean” environmental initiative, pioneering a charity model that combines offline immersive experiences with online interactive gameplay. The initiative introduced ocean conservation-themed content within the game, engaging over 30,000 participants in learning about ocean conservation through gameplay. It also featured offline activities at Wuzhizhou Island involving game players, effectively raising public awareness of and participation in ocean conservation.

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

To reduce the risk of data loss, we conduct periodic data backup and data recovery tests and back-up management procedures. We tailor our approach by deploying different back-up mechanisms, including local back-ups and remote back-ups, depending on the needs of our business. This helps reduce the risk of user data loss. We have also established protocols to enable us to review and improve the design, implementation and ongoing monitoring of remote back-up systems. In addition, we have implemented an emergency response mechanism to evaluate critical risks, formulate disaster response plans and perform emergency drills on a regular basis to help ensure the resilience and availability of our systems and services.

From a governance perspective, our information security policy is reviewed periodically and we run cybersecurity tabletop exercises as part of our governance and review practices. Each of our business units is responsible for ensuring compliance with the policy. We also provide information security training to our employees on an ongoing basis to help all employees remain aware of their role in maintaining a secure environment.

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

We generally do not maintain any business interruption insurance, product liability insurance, key person life insurance, or insurance policies covering damages to our network infrastructures or IT systems. We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur. We also do not maintain insurance policies against risks relating to the contractual arrangements with the VIEs. In 2025, we did not make any material insurance claims in relation to our business.

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

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see Item 3.D. “Key Information—Risk Factors—Risks Related to China.”

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

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in China mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see Item 3.D. “Key Information—Risk Factors—Risks Related to China—The approval, filing or other requirements of the CSRC, CAC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs or ordinary shares, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs or ordinary shares.”

GOVERNMENT REGULATIONS

Regulations on Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020, and replaced the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law. Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, both of which were promulgated and are amended from time to time by the MOFCOM, and the NDRC. The Encouraging Catalogue and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalogue and the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On September 6, 2024, MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), which became effective on November 1, 2024, to replace the previous 2021 Negative List. To comply with the above foreign investment restrictions and to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China, we operate in China through the VIEs. See Item 4.B. “Information on the Company—Business Overview—Our Organizational Structure.” There remain uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

According to the 2019 PRC Foreign Investment Law, foreign investment shall enjoy “pre-entry national treatment,” which generally means that at an investment-entrance stage, foreign investment should be treated no less favorably than domestic investment, except for foreign investments in industries deemed to be “restricted” or “prohibited” in the Negative List. The 2019 PRC Foreign Investment Law provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals. However, uncertainties still exist when it comes to interpreting or implementing the 2019 PRC Foreign Investment Law and its implementation rules. For example, the 2019 PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities. It does, however, have a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. As such, there remains a leeway for future laws to define contractual arrangements as a form of “foreign investment.” For further details, please see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

On June 1, 2017, the Provisions for the Administration of Internet News Information Services, promulgated by the CAC, came into effect, which superseded the previous regulations. According to the revised provisions, to provide internet-based news information services to the public via internet websites, applications, forums, blogs, micro-blogs, public accounts, instant communication tools and online live-stream, providers must obtain an Internet News Information Service License, issued by the CAC or a local cyberspace administration. In addition, the provisions prohibit organizations from establishing foreign, partially or wholly-owned, entities that invest or operate internet-based news information services. The CAC and the local cyberspace administrative offices are responsible for the supervision, management and inspection of internet-based news information services. On March 12, 2022, the NDRC and the MOFCOM jointly issued the Negative List for Market Access (2022 Edition), pursuant to which market entities are prohibited from illegally conducting news media related businesses. To be specific, non-public capital shall not: (i) be engaged in business of news gathering, editing and broadcasting; (ii) invest in the establishment and operation of news organizations; (iii) operate the layout, frequency, channel, column and public account of news organizations; (iv) be engaged in live broadcasting related to politics, economics, military, diplomatic or related to major social, cultural, scientific and technological, health, education, sports activities and events and other activities and events related to political discretion, direction of public opinion and value orientation; (v) introduce news released by foreign subjects; or (vi) hold forum, summit or award selection activities in the field of news and public opinion. In December 2016, the MOC issued the Circular on the Administrative Measures for Business Activities Relating to Online Performance, pursuant to which an internet platform operator that provides online performance shall: (i) apply for a Network Culture Operation License with the relevant provincial-level authority; (ii) notify the MOC of any access or performance channels created for domestic performers within ten days; and (iii) submit an application to the MOC before creating any access or performance channels for foreign performers.

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

On June 14, 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Application Information Services, or the APP Provisions, which emphasizes that mobile internet app providers shall comply with the relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the APP Provisions, mobile internet app providers shall not compel users to agree to non-essential personal information collection for any reason and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.

On December 31, 2021, the CAC and other three regulatory authorities jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall submit the relevant information within ten business days from the date of providing such services. Pursuant to the Administrative Provisions on Internet Information Service Algorithm Recommendation, algorithmic recommendation service providers are required to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services and shall not set up algorithm models against applicable laws, regulations and social norms, including, without limitation, inducing users to indulge or engage in excess consumption.

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

On July 10, 2023, the CAC and other relevant authorities promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, or the Generative Artificial Intelligence Services Measures, which became effective on August 15, 2023. The Generative Artificial Intelligence Services Measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the territory of PRC. The Generative Artificial Intelligence Services Measures provide, among other things, that the provider of generative AI services of text, image, audio or video to the general public shall (i) assume the responsibilities as the producers of the network information contents in accordance with the law and fulfill its obligation of network information security, (ii) if personal information is involved, assume its responsibility as a personal information handler in accordance with the law and fulfill its obligation of protecting personal information, and (iii) in case of providing generative AI services which affect public opinion or are capable of social mobilization, conduct security assessments in accordance with the relevant regulations and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. On February 29, 2024, the National Technical Committee 260 on Cybersecurity of Standardization Administration of China promulgated the Basic Security Requirements for Generative Artificial Intelligence Service as a supporting document for the Generative Artificial Intelligence Services Measures to provide specific guidelines and assessment requirements for security of generative AI services.

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

On March 13, 2025, the CAC and the Ministry of Public Security issued the Regulations on Safety Management of Face Recognition Technology Application, which require that the use of face recognition technology to process face information shall obtain the individual’s separate consent or written consent according to law, except where personal consent is not required by laws and administrative regulations. Furthermore, users of face recognition technology who use face recognition technology in public places, or store face information of more than 100,000 people, should file with the competent Internet information department within 30 working days.

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which became effective on January 1, 2024. The Regulation on the Protection of Minors in Cyberspace specifies that the State Cyberspace Administration is responsible for the overall leadership and coordination in protecting minors in cyberspace. Moreover, any organization or individual should not perform cyberbullying towards minors. Network product and service providers should establish a sound mechanism for early warning, identification and monitoring, and handling of cyberbullying acts. Besides, more efforts should be made to protect the privacy information of minors. That said, personal information processors should strictly limit the access to minors’ personal information and conduct personal information compliance audits. Additionally, online games, live streaming and other network service providers should reasonably restrict minors’ network service expenditure according to their age groups, as well as set and optimize rules for preventing minors from cyber addiction.

On March 7, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, which will take effect on September 1, 2025. These measures require network information service providers to include explicit or implicit labels indicating any AI-generated synthetic content. For example, content considered high risk under the Administrative Provisions on Deep Synthesis of Internet Information Services for causing public confusion or misrecognition—such as smart dialogue, voice synthesis, and face generation services—must feature clear labels, including text prompts, voice alerts, or visual symbols. Additionally, network information service providers must embed implicit labels in the metadata of AI-generated content, which should include details such as content attributes, provider name, content serial number and other relevant production information.

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

On November 7, 2016, the NPCSC promulgated the Cybersecurity Law, which was further amended on October 28, 2025 and became effective on January 1, 2026. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by Laws to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, network operators must not collect personal information irrelevant to their services. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in the PRC must be stored in the PRC. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. On October 28, 2025, the NPCSC issued the Decision on Amending the PRC Cybersecurity Law with effect from January 1, 2026, focusing on the following four aspects: (i) to improve the legal liability system for violating the general provisions on the security of cyber operation; (ii) to amend the legal liability system for the security protection of critical information infrastructure; (iii) to adjust the legal liability system for network information security; and (iv) to amend the legal liability system for the protection of personal information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows (together with the Security Assessment of Data Cross-border Transfer, the “Data Cross-border Transfer Provisions”), which further clarify the implementation rules of existing systems to facilitate the cross-border flow of data, including, among other things, relaxing the conditions for the cross-border transfer of data and narrowing the scope of security assessment on the cross-border transfer of data. The Data Cross-border Transfer Provisions require that, with certain exceptions, a data processor providing data overseas and falling under any of the following circumstances shall apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where a critical information infrastructure operator intends to provide personal information or important data overseas; or (ii) where any data processor other than a critical information infrastructure operator intends to provide important data overseas or, as from January 1 of the current year, provide personal information (excluding sensitive personal information) of not less than 1 million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to overseas recipients. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among other things, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On June 27, 2025, the CAC issued the Guidelines for Declaring Data Cross-border Security Assessment (Third Edition), which became effective on the same date and further clarifies the scope of application, declaration methods and processes of data cross-border security assessment.

On December 8, 2022, the MIIT promulgated the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation), or the Trial Measures, which took effect on January 1, 2023. In accordance with the Trial Measures, industrial and information technology field data processors must classify data based on the data’s category and the security level and also classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification catalogue.

On May 28, 2020, the National People’s Congress issued the PRC Civil Code, which took effect on January 1, 2021. In accordance with the PRC Civil Code, natural person’s personal information shall be protected by law, and the processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing.

The PRC Data Security Law was released by the NPCSC on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security. According to the PRC Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found.

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

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affects or may affect national security, including that any network platform operators which has personal information of more than one million users and is going to be listed abroad, are subject to cybersecurity review. As the measures are relatively new, there exists uncertainties with respect to their interpretation and implementation.

On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Protection, or the CII Regulations, which came into effect on September 1, 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”).

The Personal Information Protection Law, or the PIPL, was released by the NPCSC on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the general principles of processing personal information, establishes rules for processing personal information, special rules for processing sensitive personal information and rules for the cross-border transfer of personal information abroad, as well as clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC of personal information of natural persons within the PRC, provided that such information is processed (x) for the purpose of providing products or services to domestic natural persons, (y) to analyze or assess the conduct of domestic natural persons, or (z) under any other circumstances as prescribed by laws and administrative regulations. Failure to comply with the requirements of the PIPL may result in various legal liabilities including confiscation of unlawful income, a warning, a fine of up to RMB50 million or 5% of annual revenue, and suspension of related business activities, among other things.

As we expand our operations internationally, we have become subject to privacy and data protection laws of other jurisdictions.

In Europe, the GDPR has applied directly in all EU member states since May 25, 2018. The GDPR also has extraterritorial effect, applying to both processing carried out by companies with an establishment in the European Economic Area, or EEA, and to the processing carried out by entities which offer goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. The GDPR imposes robust requirements for controllers and processors of personal data. These include requiring a legal basis for processing, limits on the collection and use of personal data (purpose limitation principle), as well as transparency, data minimization and storage limitation obligations. In addition, controllers and processors are required to implement (and be able to evidence) robust technical and organizational measures, such as encryption, to ensure the confidentiality and integrity of personal data. Failure to comply with the principles set out in the GDPR can result in substantial fines. The European Data Protection Board, or EDPB, has made clear that fines will be used as a means of deterring non-compliance and both the EDPB and local data protection authorities, such as the Irish Data Protection Commission have been active in bringing enforcement actions.

The GDPR also sets out strict requirements pertaining to transfers of personal data outside of the EU. These requirements necessitate careful consideration, and detailed risk assessments, of potential cross-border transfers of personal data to ensure compliance with the GDPR. In addition to conducting data transfer impact assessments, companies may also need to introduce additional safeguards and put in place contract provisions to ensure that such transfers do not diminish the level of protection data subjects would otherwise have under the GDPR.

Failure to comply with the GDPR may result in criminal liability and/or significant fines, which can amount up to EUR20,000,000 or up to 4% of the total worldwide annual turnover.

In addition to the GDPR, our operations may also become subject to other European digital regulations, such as the Digital Services Act, or DSA, and the Cyber Resilience Act, or CRA. The DSA establishes a comprehensive legal framework for digital services in the EU. It addresses accountability for illegal services or content on digital platforms and imposes obligations on certain online intermediaries to swiftly remove illegal content. It also requires enhanced transparency measures and imposes significant penalties for non-compliance which can reach up to 6% of total annual worldwide turnover. The CRA establishes cybersecurity requirements for products with “digital elements” (such as software products) made available in the EU market. The CRA includes obligations related to secure development practices, vulnerability management and incident reporting. Compliance with the CRA may require enhanced security controls, additional testing, vulnerability disclosure processes and ongoing patching obligations. Failure to comply with the CRA can result in penalties and sanctions, such as fines of up to ERU 150,000,000 or up to 2.5% of annual turnover, whichever is higher.

In the U.S., new privacy related regimes have been adopted or are under discussion at both the federal and state level and numerous states have already enacted comprehensive privacy laws and more topic-specific privacy laws. California is widely seen to be leading the way with the CCPA, which went into effect on January 1, 2020 and was amended by the California Privacy Rights Act, which largely became operative on January 1, 2023. The CCPA confer an extensive suite of rights on California residents (including employees and business-to-business contacts), including the right to transparency (e.g., the right to request detailed information about how Personal Information is collected, used, and shared), the right of access to, correction of and/or deletion of their Personal Information, and a right to opt out of the sale or sharing of their Personal Information. The CCPA also introduces clear requirements for businesses to adopt appropriate security measures.

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

In addition to California, numerous other states have passed their own comprehensive state privacy laws which are now in effect, with more expected to take effect in the near future. Moreover, various laws restricting or governing the use of websites, online services, and platforms by minors have passed or been proposed at the federal level and in certain states, including laws prohibiting direct advertising to minors (individuals under the age of 18), requiring age verification, limiting the use of minors’ Personal Information and mandating parental consent or providing other parental rights. These additional laws, amendments and interpretations are subject to change (and in certain instances have been challenged in court and/or blocked), which further complicates our compliance efforts and may therefore increase legal risk and compliance costs on us and any third parties on which we rely.

At the U.S. federal level, legislative proposals such as the executive order issued by President Biden (February 28, 2024) on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,” or the Executive Order, pose additional complexity for us and could adversely impact our business. The Executive Order directed the U.S. Department of Justice, in consultation with other government agencies, to issue regulations which, among other things, prohibit or otherwise restrict certain categories of transactions that involve American’s bulk sensitive personal data or U.S. government-related data. On December 27, 2024, the U.S. Department of Justice issued its comprehensive final rule, carrying out the Executive Order by promulgating the generally applicable rules for certain categories of data transactions that pose an unacceptable risk to the national security of the United States. The final rule and other related developments could have the ability to impact not only our service offerings but our third-party vendor arrangements.

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. According to Circular 13, no entity should engage in the operation of online games without receiving an Internet Publishing License and approval from GAPP. Circular 13 expressly prohibits foreign investors from participating in online game operating business via wholly-owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in these businesses directly or indirectly through contractual or technical support arrangements. Moreover, for online games that have been approved by GAPP, when the operational entity changes, or when new versions, expansion packs or new content is implemented, the operating entity shall once again undertake the same procedures for examination and approval by GAPP of the changed operating entity, new versions, expansion packs or new content. On May 24, 2016, SAPPRFT issued the Circular on the Administration over Mobile Game Publishing Services, or Circular 44, which came into effect on July 1, 2016, and provides that no mobile game shall be published and operated online without the approval of the SAPPRFT.

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

On December 28, 2002, the NPCSC, promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On April 7, 2021, the State Council published an amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules stipulate that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school using internet technology must obtain the private school operating permit, as well as the internet operating permit. It must also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. The Amended Implementation Rules further stipulates that relevant government authorities must enhance the supervision on the agreements entered into between non-profit private schools and its related party and review such transaction on an annual basis.

Uncertainties exist with respect to the interpretation and application of the existing and future laws governing the online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers.

Regulations on After-school Tutoring and Educational Apps

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among other things, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public complaints channel with respect to educational apps. The educational apps provider or user may be complained due to a wide variety of matters, among other things, failure to complete the filing or obtain relevant permits, existence of internet illegal or improper information, collect or unreasonably use personal information in violation of relevant laws and regulations, violations of the requirements on educational apps used by primary and secondary schools, violations of the Online After-school Training Opinions. The MOE sets a scoring system with respect to such complaints. Each educational app provider shall have 12 points during a period of 12 months. If serious complaints were to occur and substantiated by relevant government authority, corresponding penalty points will be recorded and such educational app provider may be required to rectify relevant noncompliance. In the event that 12 penalty points are recorded within a period of 12 months or the most serious compliant were to occur, filings of relevant educational apps may be revoked, relevant educational apps may be removed from apps store, educational apps provider may be blacklisted and made public and the involved provider may be prohibited to submit filings of educational apps within six months.

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

On January 3, 2025, the MOE issued the Measures for the Application and Management of the National Platform for Supervision and Service of After-School Training, which became effective on the same date. These Measures clarify that the MOE is responsible for the construction, optimization, operation and maintenance of the national platform, as well as for guiding all localities to incorporate all training institutions into the full-process supervision of the national platform as required. After-school training institutions must proactively place all pre-collected fees under supervision, introduce, display and sell relevant courses and services through the national platform, obtain a compliance certificate or code certified by the national platform, access and use relevant data as required, and enjoy corresponding rights and interests in accordance with applicable laws, regulations and policies.

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

In order to regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures, or the Online Trading Supervision Measures, which was amended on March 18, 2025 and became effective on May 1, 2025. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities, and provide general obligations and responsibilities of online trading operators and online trading platform providers.

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

The Food Safety Law of the PRC, promulgated on February 28, 2009 and effective on June 1, 2009, was last amended on September 12, 2025 with effect from December 1, 2025. This amendment provides that the sale of pre-packaged food only is not subject to a permit but needs to file a record with the competent authority. On October 11, 2019, the State Council revised and adopted the Implementing Regulation for the Food Safety Law of the PRC, which became effective on December 1, 2019. The regulation underscores tougher supervision, requiring governments above county levels to establish a uniform and authoritative supervision mechanism to enhance supervisory capabilities. The regulation clarifies the primary responsibilities of producers and business operators in food safety, specifies the duties of major corporate leaders, regulates the storage and transportation of food products, bans false promotion of food products, and improves the management of special foods.

Regulations on Online Advertising

On April 24, 2015, the NPCSC enacted the Advertising Law of the PRC, or the New Advertising Law, and last amended on April 29, 2021. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of advertising services providers, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. The New Advertising Law forbids the usage of certain words or phrases in advertisements, such as “national,” “supreme,” or “best” and provides a more detailed definition of “false advertisement.” The New Advertising Law also forbids sending advertisements to residences, vehicles, fixed or mobile telephones or personal e-mail addresses if the advertisement is not invited or the receiver of the advertisement has rejected the advertising.

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

According to the Guiding Opinions on Strengthening the Standardized Management of Online Live Streaming issued by CAC and several other governmental authorities on February 9, 2021, live streaming platforms that carry out business-oriented online performance activities must hold the internet cultural business license and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the AVSP (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms must file with local cyberspace administration office in a timely manner and cancel its filing immediately after it ceases to provide live streaming services.

On August 30, 2021, the MOCT issued the Online Performance Brokerage Agencies Measures, which took effect on the same date. Pursuant to the Measures, an online performance business entity shall assume the primary responsibilities for its online performance business activities and verify the qualifications of online performance brokerage agencies on the platform.

The Minors Protection Law issued by the NPCSC on September 4, 1991 was last amended on April 26, 2024. Under the amended Minors Protection Law, online product and service providers shall avoid providing content for minors that might induce addiction. Online product and service providers such as providers of online games, online broadcasts, online audio/video or online social networks shall set up appropriate functions such as the management of time, authority and spending of minors using their services.

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

Regulations on Anti-Unfair Competition and Anti-Monopoly Matters

According to the PRC Anti-Unfair Competition Law, which took effect on December 1, 1993 and was last amended on June 27, 2025, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-Unfair Competition Law in the production and operating activities. Pursuant to the PRC Anti-Unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions, and operators in violation of the provisions shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

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

On June 24, 2022, the NPCSC issued the PRC Anti-Monopoly Law (Revised 2022), which took effect on August 1, 2022. The revised version, among other things, (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions, (ii) introduces a “safe harbor” for vertical monopoly agreements, and (iii) increases fines imposed on different parties, e.g., amending the fine for illegal concentration of business operators from “a fine of up to RMB500,000” to “a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competition.”

On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on Review of Concentration of Undertakings, both of which took effect on April 15, 2023. The SAMR also issued the Provisions on the Prohibitions of Monopoly Agreements on March 10, 2023, which was subsequently amended on December 9, 2025, with effect from February 1, 2026. These provisions detail the relevant rules set forth in the PRC Anti-Monopoly Law (Revised 2022) and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings.

On January 22, 2024, the State Council issued the Rules of the State Council on Declaration Threshold for Concentration of Undertakings (Revised 2024), or the Revised Declaration Threshold Rules, which substantially raised the declaration threshold for concentration of undertakings. According to the Revised Declaration Threshold Rules, where a concentration of undertakings meets any of the following thresholds, an undertaking shall declare to the competent anti-monopoly law enforcement agency in advance: (i) the total global turnover of all the undertakings participating in the concentration in the last accounting year exceeds RMB12 billion, and at least two of these undertakings each have a turnover of more than RMB800 million within China in the last accounting year; or (ii) the total turnover within China of all the undertakings participating in the concentration in the last accounting year exceeds RMB4 billion, and at least two of these undertakings each have a turnover of more than RMB800 million within China in the last accounting year.

On June 27, 2025, the NPCSC issued an amendment to the PRC Anti-Unfair Competition Law with effect from October 15, 2025, which sets forth detailed rules on network unfair competition, supplements the existing forms of unfair competition behaviors, strengthens the commercial bribery governance, and improves the legal liability for violation of anti-unfair competition provisions.

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

On July 20, 2021, the PBOC issued the Measures for the Administration of Reporting of Major Events by Non-bank Payment Institutions, which became effective on September 1, 2021. Under the Measures, “major events” refers to major business operation matters that shall be reported in advance in accordance with the laws and regulations and the rules of the PBOC, as well as matters that may have major impact on the business operation status of payment institutions (including branches), rights and interests of financial consumers, and financial and social stability, and shall be reported ex post. Pursuant to the Measures, a payment institution must maintain communication with branches of the PBOC and actively cooperate with the PBOC and its branches in effectively monitoring, preventing and resolving risks.

On September 2, 2022, the NPCSC issued the Anti-Telecom and Online Fraud Law of PRC, effective on December 1, 2022, which requires that non-bank payment institutions, together with banking financial institutions, shall establish a customer due diligence system during the opening of bank accounts and payment accounts and the provision of payment and settlement services for customers, and during the existence of the business relationship with customers, identify the beneficial owners, and take appropriate risk management measures to prevent the use of bank accounts and payment accounts for telecom or online fraud according to relevant laws.

On November 11, 2024, the NPCSC issued the amended PRC Anti-money Laundering Law, which came into effect on January 1, 2025. According to the amended PRC Anti-money Laundering Law, entities such as non-bank payment institutions shall fulfill the anti-money laundering obligations of financial institutions under this Law, including, among other things, establishing sound internal control for anti-money laundering, and fulfill other obligations such as customer due diligence, preserving the identity records of customers and transaction records, reporting of large-value transactions and doubtful transactions, and taking special preventive measures against money laundering.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent

According to the Patent Law of the PRC, promulgated by the NPCSC, which was last amended on October 17, 2020 and became effective on June 1, 2021, and its Implementation Rules, patents are divided into 3 categories, i.e., invention patents, design patents and utility model patents. The duration of invention patents, design patents and utility model patents is 20 years, 15 years and 10 years, respectively, which in each case is calculated from the date of the application. Use of items covered by a patent without the authorization of the patent holder constitutes an infringement of patent rights, and the infringing party can be held liable for compensation to the patent holder and may be subject to a fine or even criminal penalties.

Trademark

According to the Trademark Law of the PRC promulgated by the NPCSC in August 1982 and recently amended in April 2019, and its Implementation Regulation promulgated in August 2002 and amended in April 2014 by the State Council, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant must go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark will be cancelled. The Trademark Law and its Implementation Regulation also stipulate rules regarding trademark infringement and compensation. Industrial and commercial administrative authorities have the authority to investigate any alleged infringement of the exclusive right under a registered trademark. If there is a suspected criminal offense, the case shall be timely referred to and decided by a judicial authority.

Copyright

The NPCSC adopted the Copyright Law of the PRC in 1990 and amended it in 2001, 2010 and 2020, respectively. The latest amended Copyright Law became effective on June 1, 2021, according to which relevant provisions on copyright protection in cyberspace have been further improved, including, for example, the scope of “broadcasting right” and the scenarios in which sound recording producers can receive remunerations have been expanded, and the description of “cinematographic works or works created using methods similar to film making” are revised as “audio-visual works.” In addition, the latest amendment raises the maximum amount of statutory damages for copyright infringement while setting a minimum limit.

In order to further implement the Copyright Law of the PRC, the Regulations of the PRC for the Implementation of Copyright Law were promulgated by the State Council on September 15, 2002 and last amended on January 30, 2013.

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

Regulations Relating to Overseas Listing

On July 6, 2021, the General Office of the Chinese Communist Party Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which call for the enhanced administration and supervision of overseas-listed China-based companies, propose to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, CSRC issued a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Filing Rules”) which came into effect on March 31, 2023. The Filing Rules regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. A “direct” overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. An “indirect” overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. The Filing Rules apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds and other equity securities that are offered and listed overseas. For an indirect initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to submit the filing documents to the CSRC, including, but not limited to, the prospectus within three working days after such application of overseas offering and listing is submitted. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, complete the filing and publish the filing information on the CSRC’s official website. In addition, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed.

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

D.          Property, Plants and Equipment

Our principal executive offices are currently located at Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong. In addition, as of December 31, 2025, we had leased offices, warehouses and other property with an aggregate of approximately 0.3 million square meters of space at properties mainly in Zhejiang and Guangdong provinces.

We own and occupy several office buildings in Hangzhou, Shanghai, Guangzhou and Beijing, as well as other cities in China with an aggregate total floor area of approximately 1.6 million square meters. In addition, we have completed construction of our first self-built data center, Gui’an Data Center, in Guizhou province, China.

We are in the process of constructing new office buildings, primarily located in Shanghai and Hangzhou. As of December 31, 2025, we had incurred construction in progress costs of RMB1.0 billion (US$140.9 million) for these new office buildings, which primarily comprise costs for building construction.

We continue to assess our needs with respect to office space and may, in the future, vacate or add additional facilities. We believe that our current facilities and those under construction will be adequate for our needs in the immediate and foreseeable future.

Our server and bandwidth service fees were approximately RMB2.1 billion (US$301.7 million) for the year ended December 31, 2025.

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

We generated net revenues of RMB103.5 billion, RMB105.3 billion and RMB112.6 billion (US$16.1 billion) in 2023, 2024 and 2025, respectively. Our net income attributable to the company’s shareholders was RMB29.4 billion, RMB29.7 billion and RMB33.8 billion (US$4.8 billion) in 2023, 2024 and 2025, respectively.

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

As of December 31, 2025, the total assets of all the consolidated VIEs were RMB29.8 billion (US$4.3 billion), mainly comprising cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, net, amounts due from group companies and long-term investments. As of December 31, 2025, the total liabilities of the consolidated VIEs were RMB27.5 billion (US$3.9 billion), mainly comprising contract liabilities, amounts due to group companies and accrued liabilities and other payables.

We believe that our present operations are structured to comply with the relevant PRC laws and regulations. However, the interpretation and enforcement of these laws and regulations involve uncertainties. We are therefore unable to predict if, when and how the relevant PRC regulatory authorities might take action that could materially affect our business activities. Future changes in PRC government policies affecting the provision of information services, including the provision of online games, online education, online music, internet access, online advertising and online payment services, may impose additional regulatory requirements on us or our service providers or otherwise harm our business. Please see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

BASIS OF CONSOLIDATION

Our consolidated financial statements include the financial statements of our subsidiaries and the VIEs for which we are the primary beneficiary with the ownership interests of minority shareholders reported as noncontrolling interests. All significant transactions and balances among our company, our subsidiaries and the VIEs have been eliminated upon consolidation. We consolidate a VIE if we have the power to direct matters that most significantly impact the activities of the VIE and have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

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

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The following table sets forth our revenue by segment for the periods indicated.

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net revenues:
Games and related value-added services	81,565,449	83,622,643	92,148,608	13,177,075
Youdao	5,389,208	5,625,919	5,909,019	844,979
NetEase Cloud Music	7,866,992	7,950,146	7,759,450	1,109,587
Innovative businesses and others	8,646,510	8,096,528	6,808,730	973,635
Total net revenues	103,468,159	105,295,236	112,625,807	16,105,276

We generate our revenues from the provision of games and related value-added services, Youdao, NetEase Cloud Music, innovative businesses and others. No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2023, 2024 and 2025.

Games and Related Value-added Services

We generate our online game revenues primarily from the sale of in-game virtual items, including avatars, skills, privileges or other in-game consumables, features or functionalities, and gameplay time, as well as other fee-based premium services. We distribute our games through partnerships with major Android- and iOS-based app stores and PC and console platforms, as well as our own distribution platforms, such as the NetEase game website (game.163.com) and individual game websites. Our online game portfolio now consists of over 100 diverse games, including mobile, PC, console and cross-platform games, and we expect to continue introducing new titles each year for the foreseeable future, which we believe will contribute to future growth in net revenues from this segment.

We also generate revenue from services which are related or ancillary to the operation of our games.

Youdao

Youdao’s revenue consists of three parts: learning services, smart devices and online marketing services. We currently generate the majority of the revenues of Youdao’s learning services from its tutoring services, which mainly include its digital content services and existing online courses. We also generate revenues from sales of smart devices as well as Youdao’s online marketing services through the provision of different formats of advertisements.

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

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues:
Games and related value-added services	(25,938,865)	(26,142,623)	(27,910,861)	(3,991,201)
Youdao	(2,621,746)	(2,877,428)	(3,292,191)	(470,777)
NetEase Cloud Music	(5,764,322)	(5,268,634)	(4,989,858)	(713,540)
Innovative businesses and others	(6,079,832)	(5,199,467)	(4,031,029)	(576,429)
Total cost of revenues	(40,404,765)	(39,488,152)	(40,223,939)	(5,751,947)

Games and Related Value-added Services

Cost of revenues for our games and related value-added services consists primarily of revenue sharing costs paid to platforms, game developers and content providers, staff-related costs, royalties related to licensed games, server and bandwidth service fees and other direct costs of providing these services.

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

Operating Expenses

The following table sets forth the principal components of our operating expenses for the periods indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

	(in thousands)
Operating expenses:
Selling and marketing expenses	(13,969,460)	(14,147,657)	(14,619,702)	(2,090,590)
General and administrative expenses	(4,899,880)	(4,550,625)	(4,228,189)	(604,623)
Research and development expenses	(16,484,910)	(17,524,812)	(17,719,110)	(2,533,799)
Total operating expenses	(35,354,250)	(36,223,094)	(36,567,001)	(5,229,012)

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

Share-Based Compensation Cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation cost included in:
Cost of revenues	823,765	1,185,854	1,004,581	143,653
Selling and marketing expenses	132,801	104,534	132,666	18,971
General and administrative expenses	1,119,018	1,069,850	916,675	131,083
Research and development expenses	1,167,226	1,522,701	1,593,740	227,902
Total	3,242,810	3,882,939	3,647,662	521,609

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

For the years ended December 31, 2023, 2024 and 2025, we recorded share-based compensation cost of approximately RMB3.2 billion, RMB3.9 billion and RMB3.6 billion (US$521.6 million), respectively, for awards granted under the 2009 RSU Plan and 2019 Share Plan, as well as the other share incentive plans discussed as below. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) research and development expenses, depending on the responsibilities of the relevant employees.

As of December 31, 2025, total unrecognized compensation cost related to unvested awards granted under the 2019 Share Plan, adjusted for estimated forfeitures, was RMB2.4 billion (US$348.1 million), which is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2025, the weighted average remaining vesting period was 1.39 years.

Other Share Incentive Plans

Certain of our subsidiaries have adopted stock option plans or RSU plans to grant options or restricted share units to our employees. The options expire four to seven years from the date of grant and either vest or have a vesting commencement date upon certain conditions being met. The awards can become 100% vested on the vesting commencement date, or vest in two, three, four or five substantially equal annual installments with the first installment vesting on the vesting commencement date. For the years ended December 31, 2023, 2024 and 2025, we recorded share-based compensation costs of RMB289.0 million, RMB266.4 million and RMB232.2 million, respectively, under these plans. But for certain share options granted with vesting conditions outside our control, no expenses will be recorded until the occurrence of the vesting conditions when we determine that it is probable that the vesting conditions will be satisfied.

As of December 31, 2025, there were unrecognized share-based compensation expenses of RMB14.8 million related to such share options for which the service conditions were met and are expected to be recognized when the vesting conditions are achieved.

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

Hong Kong

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2023, 2024 and 2025, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

China mainland

The PRC Enterprise Income Tax Law subjects foreign invested enterprises and domestic companies to EIT at a uniform rate of 25%, and preferential tax treatments may be granted to foreign invested enterprises or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises,” “Key Software Enterprises” and/or HNTEs.

Boguan, NetEase Hangzhou and certain of our other China mainland subsidiaries were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2023, 2024 and 2025.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please see the Notes to the Consolidated Financial Statements—Note 2(cc) “Recently issued accounting pronouncements not yet adopted.”

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated statements of operations extracted from the audited financial statements for the periods indicated both in Renminbi and as a percentage of total revenues. Unless otherwise stated, financial results discussed herein refer to our continuing operations.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Consolidated Statements of Operations and Comprehensive Income Data:
Net revenues	103,468,159	100.0	105,295,236	100.0	112,625,807	16,105,276	100.0
Cost of revenues	(40,404,765)	(39.1)	(39,488,152)	(37.5)	(40,223,939)	(5,751,947)	(35.7)
Gross profit	63,063,394	60.9	65,807,084	62.5	72,401,868	10,353,329	64.3
Operating expenses:
Selling and marketing expenses	(13,969,460)	(13.5)	(14,147,657)	(13.4)	(14,619,702)	(2,090,590)	(13.0)
General and administrative expenses	(4,899,880)	(4.7)	(4,550,625)	(4.4)	(4,228,189)	(604,623)	(3.8)
Research and development expenses	(16,484,910)	(15.9)	(17,524,812)	(16.6)	(17,719,110)	(2,533,799)	(15.7)
Total operating expenses	(35,354,250)	(34.1)	(36,223,094)	(34.4)	(36,567,001)	(5,229,012)	(32.5)
Operating profit	27,709,144	26.8	29,583,990	28.1	35,834,867	5,124,317	31.8
Other income/(expenses):
Investment income, net	1,306,722	1.3	355,286	0.3	731,511	104,605	0.6
Interest income, net	4,120,418	3.9	4,920,915	4.7	3,953,486	565,341	3.6
Exchange (losses)/gains, net	(132,999)	(0.1)	255,430	0.2	(775,937)	(110,958)	(0.7)
Other, net	1,053,642	1.0	602,134	0.6	1,086,543	155,374	1.0
Income before tax	34,056,927	32.9	35,717,755	33.9	40,830,470	5,838,679	36.3
Income tax	(4,699,704)	(4.6)	(5,461,408)	(5.3)	(6,032,686)	(862,663)	(5.4)
Net income	29,357,223	28.3	30,256,347	28.6	34,797,784	4,976,016	30.9
Accretion of redeemable noncontrolling interests	(3,589)	(0.0)	(3,919)	(0.0)	(4,266)	(610)	(0.0)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	62,918	0.1	(554,819)	(0.4)	(1,033,718)	(147,820)	(0.9)
Net income attributable to the Company’s shareholders	29,416,552	28.4	29,697,609	28.2	33,759,800	4,827,586	30.0
Share-based compensation cost included in:
Cost of revenues	823,765	0.8	1,185,854	1.1	1,004,581	143,653	0.9
Selling and marketing expenses	132,801	0.1	104,534	0.1	132,666	18,971	0.1
General and administrative expenses	1,119,018	1.1	1,069,850	1.0	916,675	131,083	0.8
Research and development expenses	1,167,226	1.1	1,522,701	1.4	1,593,740	227,902	1.4

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

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

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$

	(in thousands)
Net revenues:
Games and related value-added services	83,622,643	92,148,608	13,177,075
Youdao	5,625,919	5,909,019	844,979
NetEase Cloud Music	7,950,146	7,759,450	1,109,587
Innovative businesses and others	8,096,528	6,808,730	973,635
Total net revenues	105,295,236	112,625,807	16,105,276
Cost of revenues:
Games and related value-added services	(26,142,623)	(27,910,861)	(3,991,201)
Youdao	(2,877,428)	(3,292,191)	(470,777)
NetEase Cloud Music	(5,268,634)	(4,989,858)	(713,540)
Innovative businesses and others	(5,199,467)	(4,031,029)	(576,429)
Total cost of revenues	(39,488,152)	(40,223,939)	(5,751,947)

Net Revenues

Total net revenues increased by 7.0% to RMB112.6 billion (US$16.1 billion) in 2025 from RMB105.3 billion in 2024. Net revenues from games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others constituted 81.9%, 5.2%, 6.9% and 6.0%, respectively, of our total net revenues in 2025, compared with 79.4%, 5.3%, 7.6% and 7.7%, respectively, in 2024.

Games and Related Value-added Services

Net revenues from games and related value-added services increased by 10.2% to RMB92.1 billion (US$13.2 billion) in 2025 from RMB83.6 billion in 2024 due to an increase in net revenues from online games of RMB9.2 billion (US$1.3 billion), which was driven by the strong performance of certain in-house developed titles such as Fantasy Westward Journey Online and Identity V as well as newly launched games Where Winds Meet and Marvel Rivals. Net revenues from the operation of online games accounted for approximately 97.3% of this segment in 2025, compared to 96.2% in 2024.

Net revenues from our in-house developed games increased by 8.6% to RMB78.9 billion (US$11.3 billion) in 2025 from RMB72.6 billion in 2024 as a result of the expansion of our portfolio of games and their increased popularity in 2025. Net revenues from licensed games increased by 37.8% to RMB10.8 billion (US$1.5 billion) in 2025 from RMB7.8 billion in 2024, which was attributable to the launch of Blizzard titles in China mainland as well as the improved performance of other licensed games. Net revenues generated from licensed games represented 9.5% of our total net revenues in 2025, compared to 7.4% in 2024.

Youdao

Net revenues from our Youdao segment increased by 5.0% to RMB5.9 billion (US$845.0 million) in 2025 from RMB5.6 billion in 2024 due to an increase in net revenues from its online marketing services of RMB563.8 million (US$80.6 million), which was partially offset by a decrease in net revenues from its smart devices of RMB164.0 million (US$23.5 million) and learning services of RMB116.7 million (US$16.7 million).

NetEase Cloud Music

Net revenues from our NetEase Cloud Music segment decreased by 2.4% to RMB7.8 billion (US$1.1 billion) in 2025 from RMB8.0 billion in 2024. The decline was due to a decrease in net revenues from social entertainment services and others of RMB830.6 million (US$118.8 million), which was partially offset by an increase in net revenues from online music services of RMB639.9 million (US$91.5 million) resulting from the growth in sales revenue from membership subscriptions.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment decreased by 15.9% to RMB6.8 billion (US$973.6 million) in 2025 from RMB8.1 billion in 2024. Certain inter-segment transaction eliminations of RMB961.1 million (US$137.4 million) in 2025 were included in this segment as a deduction of net revenues, representing an increase of RMB725.1 million compared to 2024. A decline in net revenues from product sales also contributed, to a lesser extent, to the decrease.

Cost of Revenues

Our cost of revenues remained relatively stable at RMB40.2 billion (US$5.8 billion) in 2025 compared to RMB39.5 billion in 2024. In 2025, costs relating to games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others represented 69.4%, 8.2%, 12.4% and 10.0% of total cost of revenues, respectively, as compared with 66.2%, 7.3%, 13.3% and 13.2% of total cost of revenues, respectively, in 2024.

Games and Related Value-added Services

Cost of revenues from our games and related value-added services increased by 6.8% to RMB27.9 billion (US$4.0 billion) in 2025 from RMB26.1 billion in 2024. This was driven by higher royalty fees as a result of increased revenue from licensed games.

Youdao

Cost of revenues from Youdao increased by 14.4% to RMB3.3 billion (US$470.8 million) in 2025 from RMB2.9 billion in 2024 due to an increase in costs from online marketing services of RMB585.9 million (US$83.8 million), which was partially offset by a decrease in costs of smart devices of RMB157.2 million (US$22.5 million).

NetEase Cloud Music

Cost of revenues from NetEase Cloud Music decreased by 5.3% to RMB5.0 billion (US$713.5 million) in 2025 from RMB5.3 billion in 2024 due to a decrease in content service costs, including content licensing and revenue sharing fees of RMB275.4 million (US$39.4 million).

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others decreased by 22.5% to RMB4.0 billion (US$576.4 million) in 2025 from RMB5.2 billion in 2024 due to an increase in certain inter-segment transaction eliminations, with the decrease reflecting the above-referenced inter-segment transaction eliminations and, to a lesser extent, a decline in product costs.

Gross Profit

Our gross profit increased by 10.0% to RMB72.4 billion (US$10.4 billion) in 2025 from RMB65.8 billion in 2024.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2024 and 2025 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$

	(in thousands)
Gross profit:
Games and related value-added services	57,480,020	64,237,747	9,185,874
Youdao	2,748,491	2,616,828	374,202
NetEase Cloud Music	2,681,512	2,769,592	396,047
Innovative businesses and others	2,897,061	2,777,701	397,206
Total gross profit	65,807,084	72,401,868	10,353,329

Gross profit margin:
Games and related value-added services	68.7%	69.7%	69.7%
Youdao	48.9%	44.3%	44.3%
NetEase Cloud Music	33.7%	35.7%	35.7%
Innovative businesses and others	35.8%	40.8%	40.8%
Total gross profit margin	62.5%	64.3%	64.3%

The gross profit margin for games and related value-added services remained relatively stable in 2025 as compared with the prior year. The decrease in gross profit margin in 2025 for Youdao was due to increased net revenues from online marketing services, which have comparatively lower gross profit margins. The improvement in gross profit margin in 2025 for NetEase Cloud Music was due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures. The increase in gross profit margin in 2025 for innovative businesses and others was driven by margin expansion in certain innovative businesses within the segment, along with the impact of certain inter-segment eliminations mentioned above.

Operating Expenses

Total operating expenses increased by 0.9% to RMB36.6 billion (US$5.2 billion) in 2025 from RMB36.2 billion in 2024 as a result of higher marketing expenses and research and development investments for games and related value-added services. The following table sets forth our operating expenses for the periods indicated, as derived from our audited financial statements.

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$

	(in thousands)

Selling and marketing expenses	(14,147,657)	(14,619,702)	(2,090,590)
General and administrative expenses	(4,550,625)	(4,228,189)	(604,623)
Research and development expenses	(17,524,812)	(17,719,110)	(2,533,799)
Total operating expenses	(36,223,094)	(36,567,001)	(5,229,012)

Selling and marketing expenses increased by 3.3% to RMB14.6 billion (US$2.1 billion) in 2025 from RMB14.1 billion in 2024 due to higher advertising and promotional expenditures of RMB524.3 million (US$75.0 million).

General and administrative expenses decreased by 7.1% to RMB4.2 billion (US$604.6 million) in 2025 from RMB4.6 billion in 2024 due to lower staff-related costs.

Research and development expenses remained relatively stable at RMB17.7 billion (US$2.5 billion) in 2025 compared to RMB17.5 billion in 2024.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$

	(in thousands)

Investment income, net	355,286	731,511	104,605
Interest income, net	4,920,915	3,953,486	565,341
Exchange gains/(losses), net	255,430	(775,937)	(110,958)
Other, net	602,134	1,086,543	155,374

Other income/(expenses) mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange gains/(losses), impairment provisions related to certain equity investments, net investment gain/(loss) in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB731.5 million (US$104.6 million) in 2025, compared to investment income of RMB355.3 million in 2024 due to (i) a gain from fair value change related to equity investments with readily determinable fair value of RMB1.2 billion (US$165.8 million) in 2025 compared to RMB841.9 million in 2024, (ii) investment income related to short-term investments of RMB1.1 billion (US$158.5 million) in 2025 compared to RMB530.6 million in 2024, (iii) a net investment gain in equity method investees of RMB612.6 million (US$87.6 million) in 2025 compared to a loss of RMB155.6 million in 2024, (iv) a gain on disposal of certain long-term investments of RMB440.9 million (US$63.0 million) in 2025 compared to RMB272.4 million in 2024, and (v) dividend income from certain long-term investments of RMB87.1 million (US$12.5 million) in 2025 compared to RMB125.2 million in 2024, which was partially offset by impairment provisions related to certain investments of RMB2.7 billion (US$389.6 million) compared to RMB1.3 billion in 2024.

Interest income, net decreased to RMB4.0 billion (US$565.3 million) in 2025 from RMB4.9 billion in 2024, which included interest expenses of RMB334.4 million (US$47.8 million) in 2025 related to our short-term and long-term loans.

We also incurred net foreign exchange losses of RMB775.9 million (US$111.0 million) in 2025, compared to net foreign exchange gains of RMB255.4 million in 2024, reflecting fluctuations between the U.S. dollar against the RMB over the periods.

Other, net increased to RMB1.1 billion (US$155.4 million) in 2025 from RMB602.1 million in 2024, which were attributable to an increase in government incentives received and recognized in 2025.

Income Tax

Income tax increased to RMB6.0 billion (US$862.7 million) in 2025 from RMB5.5 billion in 2024. Our effective tax rate in 2025 was 14.8%, compared to 15.3% in 2024.

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

	For the year ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Net revenues:
Games and related value-added services	81,565,449	83,622,643
Youdao	5,389,208	5,625,919
NetEase Cloud Music	7,866,992	7,950,146
Innovative businesses and others	8,646,510	8,096,528
Total net revenues	103,468,159	105,295,236
Cost of revenues:
Games and related value-added services	(25,938,865)	(26,142,623)
Youdao	(2,621,746)	(2,877,428)
NetEase Cloud Music	(5,764,322)	(5,268,634)
Innovative businesses and others	(6,079,832)	(5,199,467)
Total cost of revenues	(40,404,765)	(39,488,152)

Net Revenues

Total net revenues increased by 1.8% to RMB105.3 billion in 2024 from RMB103.5 billion in 2023. Net revenues from games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others constituted 79.4%, 5.3%, 7.6% and 7.7%, respectively, of our total net revenues in 2024, compared with 78.8%, 5.2%, 7.6% and 8.4%, respectively, in 2023.

Games and Related Value-added Services

Net revenues from games and related value-added services increased by 2.5% to RMB83.6 billion in 2024 from RMB81.6 billion in 2023, with an increase in net revenues from online games of RMB4.7 billion driven by the strong performance of certain self-developed titles, such as Identity V, the PC and mobile versions of Naraka: Bladepoint and certain licensed titles, which was partially offset by a decrease in net revenues from live streaming services of RMB2.4 billion. Net revenues from the operation of online games accounted for approximately 96.2% of this segment in 2024, compared to 92.9% in 2023.

Net revenues from our in-house developed games increased by 2.3% to RMB72.6 billion in 2024 from RMB71.0 billion in 2023 as a result of the expansion of our portfolio of both PC and mobile games and their increased popularity in 2024. Net revenues from licensed games increased by 64.3% to RMB7.8 billion in 2024 from RMB4.7 billion in 2023 due to the launch of certain Blizzard titles in 2024. Net revenues generated from licensed games represented 7.4% of our total net revenues in 2024, compared to 4.6% in 2023.

Youdao

Net revenues from our Youdao segment increased by 4.4% to RMB5.6 billion in 2024 from RMB5.4 billion in 2023, resulting from an increase in net revenues from its online marketing services of RMB643.1 million, which was partially offset by a decrease in net revenues from its learning services of RMB400.8 million.

NetEase Cloud Music

Net revenues from our NetEase Cloud Music segment increased by 1.1% to RMB8.0 billion in 2024 from RMB7.9 billion in 2023, resulting from an increase in net revenues from online music services of RMB1.0 billion due to growth in sales of membership subscriptions, which was partially offset by a decrease in net revenues from social entertainment services and others of RMB920.5 million.

Innovative Businesses and Others

Net revenues from the innovative businesses and others segment decreased by 6.4% to RMB8.1 billion in 2024 from RMB8.6 billion in 2023, resulting from decreased net revenues from several businesses in this segment, including advertising services.

Cost of Revenues

Our cost of revenues decreased by 2.3% to RMB39.5 billion in 2024 from RMB40.4 billion in 2023, which was due to a decrease in revenue sharing costs with talent agencies of live streaming performers and other third parties. In 2024, costs relating to games and related value-added services, Youdao, NetEase Cloud Music and innovative businesses and others represented 66.2%, 7.3%, 13.3% and 13.2% of total cost of revenues, respectively, as compared with 64.2%, 6.5%, 14.3% and 15.0% of total cost of revenues, respectively, in 2023.

Games and Related Value-added Services

Cost of revenues from our games and related value-added services remained relatively stable at RMB26.1 billion in 2024 compared to RMB25.9 billion in 2023.

Youdao

Cost of revenues from Youdao increased by 9.8% to RMB2.9 billion in 2024 from RMB2.6 billion in 2023, which was attributable to an increase in revenue sharing costs in line with increased net revenues from online marketing services of RMB325.9 million.

NetEase Cloud Music

Cost of revenues from NetEase Cloud Music decreased by 8.6% to RMB5.3 billion in 2024 from RMB5.8 billion in 2023, which was driven by a decrease in revenue sharing costs in line with decreased net revenues from social entertainment services.

Innovative Businesses and Others

Cost of revenues from our innovative businesses and others decreased by 14.5% to RMB5.2 billion in 2024 from RMB6.1 billion in 2023 due to decreased revenue sharing and product costs incurred by several businesses in this segment.

Gross Profit

Our gross profit increased by 4.4% to RMB65.8 billion in 2024 from RMB63.1 billion in 2023.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our audited financial statements. The gross profit margins in 2023 and 2024 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the year ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Gross profit:
Games and related value-added services	55,626,584	57,480,020
Youdao	2,767,462	2,748,491
NetEase Cloud Music	2,102,670	2,681,512
Innovative businesses and others	2,566,678	2,897,061
Total gross profit	63,063,394	65,807,084

Gross profit margin:
Games and related value-added services	68.2%	68.7%
Youdao	51.4%	48.9%
NetEase Cloud Music	26.7%	33.7%
Innovative businesses and others	29.7%	35.8%
Total gross profit margin	60.9%	62.5%

The slight increase in gross profit margin in 2024 for games and related value-added services was attributable to decreased revenue contribution from live streaming services, which have relatively lower gross profit margins, as well as increased net revenues from the operation of online games compared to other products and services in the segment. The decrease in gross profit margin in 2024 for Youdao was due to increased net revenues from online marketing services which have comparatively lower gross profit margins. The improvement in gross profit margin in 2024 for NetEase Cloud Music was due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures. The increase in gross profit margin in 2024 for innovative businesses and others was due to increased gross profit from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses increased by 2.5% to RMB36.2 billion in 2024 from RMB35.4 billion in 2023 as a result of higher R&D investments mainly for games and related value-added services. The following table sets forth our operating expenses for the periods indicated, as derived from our audited financial statements.

	For the year ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)

Selling and marketing expenses	(13,969,460)	(14,147,657)
General and administrative expenses	(4,899,880)	(4,550,625)
Research and development expenses	(16,484,910)	(17,524,812)
Total operating expenses	(35,354,250)	(36,223,094)

Selling and marketing expenses remained relatively stable at RMB14.1 billion in 2024 compared to RMB14.0 billion in 2023.

General and administrative expenses decreased by 7.1% to RMB4.6 billion in 2024 from RMB4.9 billion in 2023 due to one-off expenses recorded in 2023, such as the settlement of certain litigation as well as an impairment provision made for fixed assets and land use rights.

Research and development expenses increased by 6.3% to RMB17.5 billion in 2024 from RMB16.5 billion in 2023, which was driven by increased investments in game development activities.

Other Income/(Expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our audited financial statements.

	For the year ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)

Investment income, net	1,306,722	355,286
Interest income, net	4,120,418	4,920,915
Exchange (losses)/ gains, net	(132,999)	255,430
Other, net	1,053,642	602,134

Other income/(expenses) mainly consisted of investment income related to short-term investments, interest income, government incentives, net foreign exchange gains/(losses), impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value.

Investment income was RMB355.3 million in 2024, compared to investment income of RMB1.3 billion in 2023, consisting of (i) a gain from fair value change related to equity investments with readily determinable fair value of RMB841.9 million in 2024 compared to RMB535.3 million in 2023, (ii) investment income related to short-term investments of RMB530.6 million in 2024 compared to RMB414.2 million in 2023, (iii) a gain on disposal of certain long-term investments of RMB272.4 million in 2024 compared to RMB63.8 million in 2023, and (iv) dividend income from certain long-term investments of RMB125.2 million in 2024 compared to RMB63.7 million in 2023, which was offset in part by impairment provisions related to certain investments of RMB1.3 billion compared to RMB274.2 million in 2023 and a net investment loss in equity method investees of RMB155.6 million in 2024 compared to a gain of RMB473.9 million in 2023.

Interest income, net increased to RMB4.9 billion in 2024 from RMB4.1 billion in 2023, which included interest expenses of RMB598.0 million in 2024 related to our short-term and long-term loans.

We also incurred net foreign exchange gains of RMB255.4 million in 2024, compared to net foreign exchange losses of RMB133.0 million in 2023, reflecting fluctuations between the U.S. dollar against the RMB over the periods.

Other, net decreased to RMB602.1 million in 2024 from RMB1.1 billion in 2023, which reflected a decrease in government incentives received and recognized in 2024 compared to 2023.

Income Tax

Income tax increased to RMB5.5 billion in 2024 from RMB4.7 billion in 2023. Our effective tax rate in 2024 was 15.3%, compared to 13.8% in 2023.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through operating cash flows and existing capital resources. As of December 31, 2025, we had RMB47.2 billion (US$6.7 billion) in cash and cash equivalents, RMB95.6 billion (US$13.7 billion) in time deposits and RMB22.8 billion (US$3.3 billion) in short-term investments. Net cash provided by operating activities was RMB50.7 billion (US$7.3 billion) in 2025. We had short-term loans of RMB6.4 billion (US$913.0 million) as of December 31, 2025. We have entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As of December 31, 2025, US$5.3 billion of such credit facilities had not been utilized.

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

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	35,331,275	39,676,813	50,739,800	7,255,695
Net cash (used in)/provided by investing activities	(17,043,431)	17,916,402	(33,181,344)	(4,744,868)
Net cash used in financing activities	(21,467,054)	(27,335,702)	(20,159,784)	(2,882,811)

Operating Activities

Net cash provided by operating activities was RMB50.7 billion (US$7.3 billion) for the year ended December 31, 2025. The difference between our net income of RMB34.8 billion (US$5.0 billion) and the net cash provided by operating activities was due to (i) the adjustment of non-cash items, mainly including adding back share-based compensation cost of RMB3.6 billion (US$521.6 million), impairment losses on investments of RMB2.7 billion (US$389.6 million), depreciation and amortization charges of RMB2.2 billion (US$321.4 million), share of results on equity method investees and revaluation results from previously held equity interest of RMB1.5 billion (US$219.9 million), unrealized exchange losses of RMB688.9 million (US$98.5 million), partially offset by the net changes of deferred tax assets and deferred tax liabilities of RMB1.3 billion (US$179.3 million), gains on fair value changes of equity security, other investments and financial instruments of RMB1.2 billion (US$165.8 million), and fair value changes of short-term investments of RMB1.1 billion (US$158.5 million), and (ii) an increase in cash resulting from the changes in operating assets and liabilities, mainly including an increase in contract liabilities of RMB5.4 billion (US$777.2 million), an increase in payables of RMB1.9 billion (US$275.5 million), including content costs, bonus and professional and technical charges, and an increase in taxes payable of RMB1.1 billion (US$159.1 million).

Net cash provided by operating activities was RMB39.7 billion for the year ended December 31, 2024. The difference between our net income of RMB30.3 billion and the net cash provided by operating activities was due to (i) the adjustment of non-cash items, including adding back share-based compensation cost of RMB3.9 billion, depreciation and amortization charges of RMB2.4 billion and impairment losses on investments of RMB1.3 billion, partially offset by gains on fair value change of equity security, other investments and financial instruments of RMB841.9 million, unrealized exchange gains of RMB719.2 million, and fair value changes of short-term investments of RMB530.6 million, and (ii) an increase in cash resulting from the changes in operating assets and liabilities, including an increase in contract liabilities of RMB2.0 billion, an increase in payables of RMB1.4 billion, including content costs, bonus and professional and technical charges, and a decrease in accounts receivable of RMB716.4 million, partially offset by an increase in prepayments and other assets of RMB809.6 million.

Net cash provided by operating activities was RMB35.3 billion for the year ended December 31, 2023. The difference between our net income of RMB29.4 billion and the net cash provided by operating activities was due to (i) the adjustment of non-cash items, including adding back share-based compensation cost of RMB3.2 billion, depreciation and amortization charges of RMB3.1 billion, and impairment losses on investments and other long-term assets of RMB469.2 million, partially offset by gains on fair value change of equity security investments of RMB535.3 million, share of results on equity method investees and revaluation results from previously held equity interest of RMB473.9 million, fair value changes of short-term investments of RMB414.2 million, and (ii) an increase in cash resulting from the changes in operating assets and liabilities, mainly including an increase in contract liabilities of RMB1.2 billion and an increase in payables of RMB544.3 million, including content costs, bonus and professional and technical charges, partially offset by an increase in accounts receivable of RMB1.5 billion.

Investing Activities

Net cash used in investing activities was RMB33.2 billion (US$4.7 billion) for the year ended December 31, 2025, which was attributable to (i) placement/rollover of matured time deposits of RMB166.7 billion (US$23.8 billion), (ii) purchase of short-term investments with terms over three months of RMB21.6 billion (US$3.1 billion), (iii) net changes of short-term investments with terms of three months or less of RMB6.9 billion (US$983.0 million), (iv) investment in other equity investments and acquisition of subsidiaries of RMB4.3 billion (US$611.6 million), (v) purchase of property, equipment and software of RMB1.1 billion (US$152.3 million), and (vi) purchase of intangible assets, content and licensed copyrights of RMB987.1 million (US$141.2 million), which were partially offset by (i) proceeds from maturities of time deposits of RMB147.9 billion (US$21.2 billion), (ii) proceeds from maturities of short-term investments with terms over three months of RMB17.6 billion (US$2.5 billion), and (iii) proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments of RMB3.0 billion (US$434.9 million).

Net cash provided by investing activities was RMB17.9 billion for the year ended December 31, 2024, which was attributable to (i) proceeds from maturities of time deposits of RMB179.4 billion, (ii) proceeds from maturities of short-term investments with terms over three months of RMB2.9 billion, and (iii) proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments of RMB2.8 billion, which were partially offset by (i) placement/rollover of matured time deposits of RMB154.8 billion, (ii) purchase of short-term investments with terms over three months of RMB8.2 billion, (iii) purchase of property, equipment and software of RMB1.3 billion, (iv) purchase of intangible assets, content and licensed copyrights of RMB931.0 million, (v) investment in other equity investments and acquisition of subsidiaries of RMB589.6 million, (vi) investment in equity method investees of RMB513.4 million and (vii) net change of short-term investments with terms of three months or less of RMB408.3 million.

Net cash used in investing activities was RMB17.0 billion for the year ended December 31, 2023, which was attributable to (i) placement/rollover of matured time deposits of RMB124.7 billion, (ii) investment in other equity investments and acquisition of subsidiaries of RMB2.4 billion, (iii) purchase of property, equipment and software of RMB2.3 billion, (iv) purchase of intangible assets, content and licensed copyrights of RMB2.0 billion, and (v) net change of short-term investments with terms of three months or less of RMB1.8 billion, which were partially offset by (i) proceeds from maturities of time deposits of RMB111.4 billion, and (ii) proceeds from maturities of short-term investments with terms over three months of RMB5.4 billion.

Financing Activities

Net cash used in financing activities was RMB20.2 billion (US$2.9 billion) for the year ended December 31, 2025, which was attributable to (i) dividends paid to shareholders of RMB13.8 billion (US$2.0 billion), (ii) net payment of short-term and long-term loans of RMB5.8 billion (US$829.2 million), and (iii) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB639.3 million (US$91.4 million).

Net cash used in financing activities was RMB27.3 billion for the year ended December 31, 2024, which was attributable to (i) dividends paid to shareholders of RMB11.2 billion, (ii) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB8.8 billion, and (iii) net payment of short-term and long-term loans of RMB7.5 billion.

Net cash used in financing activities was RMB21.5 billion for the year ended December 31, 2023, which was attributable to (i) net payment of short-term and long-term loans of RMB8.3 billion, (ii) dividends paid to shareholders of RMB8.0 billion, and (iii) repurchase of NetEase’s ADSs and purchase of subsidiaries’ ADSs and shares of RMB5.2 billion.

MANAGEMENT OF CAPITAL RESOURCES

In managing our capital, we seek to maintain a reasonable amount of liquidity to support new business growth and maximize returns on our capital resources, while at the same time focusing on the preservation of capital and complying with applicable legal requirements. Our capital resources include primarily cash and cash equivalents, time deposits and short-term investments mainly placed with banks in Hong Kong and China mainland. Although we consolidate the results of our subsidiaries and the VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries and the VIEs. As of December 31, 2025, these subsidiaries and VIEs had RMB142.6 billion (US$20.4 billion) in cash and cash equivalents and short-term and long-term time deposits. Our cash and cash equivalents and time deposits held outside of China are mainly denominated in U.S. dollars.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our China mainland subsidiaries and the VIEs, our subsidiaries may need to rely on dividends, loans or advances made by another China mainland subsidiary or VIE. Certain of these payments are subject to PRC taxes, including sales taxes, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. In 2023, 2024 and 2025, we accrued RMB1.5 billion, RMB1.6 billion and RMB1.8 billion (US$225.4 million) withholding tax liabilities, respectively, mainly associated with dividends expected to be distributed from our China mainland subsidiaries to companies in our corporate group outside of China for general corporate purposes. We repatriated a portion of these earnings and paid related withholding income tax in 2023, 2024 and 2025.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our China mainland subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our China mainland subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB13.3 billion, or 8% of our total consolidated net assets, as of December 31, 2025. In addition, if any of our China mainland subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

For additional information, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our China mainland subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Key Information—Risk Factors—Risks Related to China—Regulation on currency exchange may limit our ability to utilize our revenues effectively.” and Item 10.D. “Additional Information—Exchange Controls.”

CAPITAL EXPENDITURES

Our capital requirements relate primarily to financing:

●	our working capital requirements, such as servers and bandwidth service fees, inventory purchase costs, content and copyrights purchase costs, selling and marketing expenses and R&D costs; and
●	costs incurred for the construction of our new office buildings and acquisition of new servers and other facilities.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of December 31, 2025 primarily include our operating lease commitments, server and bandwidth service fee commitments, capital commitments, royalties and expenditures for licensed content commitments and other commitments.

Our operating lease commitments are the commitments under the lease agreements mainly for our corporate offices and warehouses. Our server and bandwidth service fee commitments are related to our network servers located mainly in the facilities of the respective affiliates of China Telecom, China Unicom and China Mobile. Our capital commitments are primarily the commitments made in connection with the construction of new office buildings. Our royalties and expenditures for licensed content commitments primarily relate to the costs of acquiring the rights to certain content by our online game and online music businesses. Other commitments primarily consist of expenditures related to purchases of inventory and professional and technical services, among others.

We intend to fund our existing and future material cash requirements primarily with anticipated cash flows from operations, our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of our business.

The following sets forth our contractual obligations by specified categories as of December 31, 2025:

				Royalties and
		Server and		Expenditures
	Operating	Bandwidth		for Licensed
	Lease	Service Fee	Capital	Content	Other
	Commitments	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
2026	123,120	327,771	138,731	774,907	75,784	1,440,313
2027	89,093	217,220	511	148,491	1,527	456,842
2028	66,733	209,986	7,887	2,107	326	287,039
2029	30,163	183,022	—	802	—	213,987
Beyond 2029	63,459	—	—	800	—	64,259
	372,568	937,999	147,129	927,107	77,637	2,462,440

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

As of December 31, 2025, NetEase, Inc. had made cumulative capital contributions of US$2.1 billion to our China mainland subsidiaries through intermediate holding companies, which were accounted for as “Investments in subsidiaries” of NetEase, Inc. These funds have been used by our China mainland subsidiaries for their operations. As of December 31, 2025, the aggregate loan balance owed by our subsidiaries under our agreements with the VIEs was US$51.1 million. In 2023, 2024 and 2025, the VIEs transferred RMB73.3 billion, RMB73.8 billion and RMB83.7 billion (US$12.0 billion), respectively, to our China mainland subsidiaries as payment or prepayment of service fees. Our China mainland subsidiaries maintain certain personnel for content production, sales and marketing, R&D and general and administrative functions to support the operations of the VIEs.

The following is a summary of cash transfers that have occurred between the VIEs and our subsidiaries:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)

Net cash paid related to technical consulting and related services	(73,298,667)	(73,785,893)	(83,737,036)
Net cash received/(paid) related to other transactions	639,545	(45,054)	952,161
Net loans (made to)/repaid by intra-Group companies	—	(1,438,000)	2,273,000
Net loans received from/(repaid to) intra-Group companies	(52,839)	229,553	(110,939)

For any amounts owed by the VIEs to our China mainland subsidiaries under the VIE agreements, unless otherwise required by the PRC tax authorities, we are able to settle such amounts without limitations under the currently effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our China mainland subsidiaries are permitted to pay dividends to their shareholders, and eventually to NetEase, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our China mainland subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Moreover, the PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders or to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

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

(3)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprises’ immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China mainland, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedule of financial information for NetEase, Inc., its wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate for the periods presented.

	As of December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries	their	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Assets
Cash and cash equivalents	68,315	22,226,946	28,074,849	1,013,200	—	51,383,310
Time deposits	—	67,221,715	11,174,640	70,000	—	78,466,355
Restricted cash	—	22,636	40,326	3,028,651	—	3,091,613
Accounts receivable, net	—	1,765,642	285,361	3,618,024	—	5,669,027
Inventories	—	494,666	49,547	27,335	—	571,548
Prepayments and other current assets, net	65,235	3,341,726	663,724	2,346,183	—	6,416,868
Short-term investments	—	123,191	10,219,436	413,516	—	10,756,143
Amounts due from group companies (1)	47,134,874	24,332,449	17,541,728	11,716,452	(100,725,503)	—
Property, equipment and software, net	765	806,010	7,703,421	9,905	—	8,520,101
Land use right, net	—	61,354	4,111,111	—	—	4,172,465
Operating lease right-of-use assets, net	2,541	232,315	271,200	35,015	—	541,071
Deferred tax assets	—	12,763	1,085,481	15,191	—	1,113,435
Investments in subsidiaries (2)	110,875,457	27,503,090	(691,849)	—	(137,686,698)	—
Contractual interests in the VIEs and VIEs’ subsidiaries (2)	—	—	1,810,627	—	(1,810,627)	—
Long-term investments	393,580	17,737,532	955,281	1,119,963	—	20,206,356
Other long-term assets	30,137	3,938,040	773,016	342,065	—	5,083,258
Total assets	158,570,904	169,820,075	84,067,899	23,755,500	(240,222,828)	195,991,550

Liabilities, redeemable noncontrolling interests and shareholders’ equity
Accounts payable	1,540	457,395	209,709	51,905	—	720,549
Salary and welfare payables	1,897	638,774	3,948,479	93,859	—	4,683,009
Taxes payable	10,389	422,409	2,186,974	139,413	—	2,759,185
Short-term loans	—	7,899,918	3,905,133	—	—	11,805,051
Contract liabilities-current	—	1,319,742	276,933	13,702,547	—	15,299,222
Accrued liabilities and other payables	32,143	2,716,831	6,924,271	4,555,787	—	14,229,032
Operating lease liabilities	2,317	256,038	292,603	33,251	—	584,209
Amounts due to group companies (1)	19,837,012	39,620,317	38,609,798	2,658,376	(100,725,503)	—
Deferred tax liabilities	—	1,756,535	416,582	—	—	2,173,117
Long-term loans	—	—	427,997	—	—	427,997
Other long-term liabilities	—	109,239	58,179	648,623	—	816,041
Total liabilities	19,885,298	55,197,198	57,256,658	21,883,761	(100,725,503)	53,497,412
Redeemable noncontrolling interests	—	84,272	—	—	—	84,272
Total equity	138,685,606	114,538,605	26,811,241	1,871,739	(139,497,325)	142,409,866
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	158,570,904	169,820,075	84,067,899	23,755,500	(240,222,828)	195,991,550

	As of December 31, 2025
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Assets
Cash and cash equivalents	183,850	13,864,689	32,342,191	777,174	—	47,167,904
Time deposits	—	89,269,378	6,365,000	—	—	95,634,378
Restricted cash	—	15,241	46,433	4,261,563	—	4,323,237
Accounts receivable, net	—	1,887,701	212,380	3,247,738	(10,000)	5,337,819
Inventories	—	627,590	41,805	19,788	—	689,183
Prepayments and other current assets, net	39,471	4,441,485	915,561	2,261,829	—	7,658,346
Short-term investments	—	693,412	21,023,727	1,086,364	—	22,803,503
Amounts due from group companies (1)	42,094,348	10,553,620	17,631,438	17,002,696	(87,282,102)	—
Property, equipment and software, net	280	681,602	7,733,778	9,667	—	8,425,327
Land use right, net	—	61,381	3,985,974	—	—	4,047,355
Operating lease right-of-use assets, net	1,018	168,599	120,044	30,637	—	320,298
Deferred tax assets	—	55,854	2,711,948	63,621	—	2,831,423
Investments in subsidiaries (2)	123,848,462	30,999,695	(705,317)	—	(154,142,840)	—
Contractual interests in the VIEs and VIEs’ subsidiaries (2)	—	—	2,290,822	—	(2,290,822)	—
Long-term investments	143,723	16,490,400	882,743	946,017	—	18,462,883
Other long-term assets	29,999	2,859,866	710,078	113,461	—	3,713,404
Total assets	166,341,151	172,670,513	96,308,605	29,820,555	(243,725,764)	221,415,060

Liabilities, redeemable noncontrolling interests and shareholders’ equity
Accounts payable	28	369,939	247,059	36,138	(10,000)	643,164
Salary and welfare payables	2,256	461,683	4,332,807	92,962	—	4,889,708
Taxes payable	10,158	857,264	2,914,009	92,712	—	3,874,143
Short-term loans	—	2,460,080	3,909,001	15,336	—	6,384,417
Contract liabilities-current	—	1,746,751	190,260	18,577,529	—	20,514,540
Accrued liabilities and other payables	41,204	3,388,354	6,619,800	5,900,414	—	15,949,772
Operating lease liabilities	774	191,025	125,211	28,315	—	345,325
Amounts due to group companies (1)	5,990,612	32,446,835	46,976,050	1,868,605	(87,282,102)	—
Deferred tax liabilities	—	2,049,374	586,764	1,120	—	2,637,258
Other long-term liabilities	—	92,574	113,266	866,884	—	1,072,724
Total liabilities	6,045,032	44,063,879	66,014,227	27,480,015	(87,292,102)	56,311,051
Redeemable noncontrolling interests	—	91,319	—	—	—	91,319
Total equity	160,296,119	128,515,315	30,294,378	2,340,540	(156,433,662)	165,012,690
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	166,341,151	172,670,513	96,308,605	29,820,555	(243,725,764)	221,415,060

	Year Ended December 31, 2023
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	12,193,244	1,220,371	90,054,544	—	103,468,159
Intra-Group revenues related to technical consulting and related service (3)	—	386,828	72,605,740	—	(72,992,568)	—
Other intra-Group revenues (4)	—	873,787	1,440,970	734,857	(3,049,614)	—
Total net revenues	—	13,453,859	75,267,081	90,789,401	(76,042,182)	103,468,159
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(26,012)	(14,240,361)	(44,024,077)	(17,468,565)	—	(75,759,015)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(72,992,568)	72,992,568	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,454,070)	(1,571,998)	(23,546)	3,049,614	—
Total cost of revenues and operating expenses	(26,012)	(15,694,431)	(45,596,075)	(90,484,679)	76,042,182	(75,759,015)
Operating (losses)/profit	(26,012)	(2,240,572)	29,671,006	304,722	—	27,709,144
Share of income/(losses) from subsidiaries and VIEs (2)	29,849,939	30,023,775	(88,094)	—	(59,785,620)	—
Other (expenses)/income, net	(345,851)	3,929,431	2,537,239	226,964	—	6,347,783
Income before tax	29,478,076	31,712,634	32,120,151	531,686	(59,785,620)	34,056,927
Income tax	—	(1,928,340)	(2,568,035)	(203,329)	—	(4,699,704)
Net income	29,478,076	29,784,294	29,552,116	328,357	(59,785,620)	29,357,223

	Year Ended December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	13,062,383	1,360,569	90,872,284	—	105,295,236
Intra-Group revenues related to technical consulting and related service (3)	—	359,211	72,339,430	—	(72,698,641)	—
Other intra-Group revenues (4)	—	1,416,369	1,525,153	938,100	(3,879,622)	—
Total net revenues	—	14,837,963	75,225,152	91,810,384	(76,578,263)	105,295,236
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(38,022)	(14,872,314)	(42,256,868)	(18,544,042)	—	(75,711,246)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(72,698,641)	72,698,641	—
Other intra-Group cost of revenues and operating expenses (4)	—	(1,453,656)	(2,270,346)	(155,620)	3,879,622	—
Total cost of revenues and operating expenses	(38,022)	(16,325,970)	(44,527,214)	(91,398,303)	76,578,263	(75,711,246)
Operating (losses)/profit	(38,022)	(1,488,007)	30,697,938	412,081	—	29,583,990
Share of income from subsidiaries and VIEs (2)	30,071,305	29,362,928	55,384	—	(59,489,617)	—
Other (expenses)/ income, net	(335,674)	4,658,054	1,852,504	(41,119)	—	6,133,765
Income before tax	29,697,609	32,532,975	32,605,826	370,962	(59,489,617)	35,717,755
Income tax	—	(1,895,096)	(3,372,468)	(193,844)	—	(5,461,408)
Net income	29,697,609	30,637,879	29,233,358	177,118	(59,489,617)	30,256,347

	Year Ended December 31, 2025
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues
Third-party revenues	—	16,658,915	1,086,423	94,880,469	—	112,625,807
Intra-Group revenues related to technical consulting and related service (3)	—	396,178	75,057,044	—	(75,453,222)	—
Other intra-Group revenues (4)	—	1,131,149	3,196,284	1,126,267	(5,453,700)	—
Total net revenues	—	18,186,242	79,339,751	96,006,736	(80,906,922)	112,625,807
Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(37,446)	(14,709,963)	(42,202,588)	(19,840,943)	—	(76,790,940)
Intra-Group cost of revenues and operating expenses related to technical consulting and related services (3)	—	—	—	(75,453,222)	75,453,222	—
Other intra-Group cost of revenues and operating expenses (4)	—	(3,135,497)	(2,115,434)	(202,769)	5,453,700	—
Total cost of revenues and operating expenses	(37,446)	(17,845,460)	(44,318,022)	(95,496,934)	80,906,922	(76,790,940)
Operating (losses)/profit	(37,446)	340,782	35,021,729	509,802	—	35,834,867
Share of income from subsidiaries and VIEs (2)	34,597,746	34,241,064	506,000	—	(69,344,810)	—
Other income, net	261,735	2,565,229	2,086,843	81,796	—	4,995,603
Income before tax	34,822,035	37,147,075	37,614,572	591,598	(69,344,810)	40,830,470
Income tax	—	(2,566,656)	(3,393,338)	(72,692)	—	(6,032,686)
Net income	34,822,035	34,580,419	34,221,234	518,906	(69,344,810)	34,797,784

	Year Ended December 31, 2023
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(354,694)	475,946	(37,115,437)	72,325,460	—	35,331,275
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	411,369	72,887,298	(73,298,667)	—	—
Dividends received from subsidiaries and VIEs (5)	—	26,455,948	—	—	(26,455,948)	—
Net cash provided by/(used in) other transactions with intra-Group companies	476	(502,444)	(137,577)	639,545	—	—
Net cash (used in)/provided by operating activities	(354,218)	26,840,819	35,634,284	(333,662)	(26,455,948)	35,331,275
Cash flows from investing activities:
Net cash used in transactions with third-parties	(589)	(3,584,348)	(13,375,849)	(82,645)	—	(17,043,431)
Loans made to intra-Group companies (6)	(5,100,814)	(32,331,958)	(13,748,357)	—	51,181,129	—
Loans repaid by intra-Group companies (6)	246,020	7,004,819	1,200,611	—	(8,451,450)	—
Other investing activities with intra-Group companies (7)	—	(347,375)	(17,100)	—	364,475	—
Net cash used in investing activities	(4,855,383)	(29,258,862)	(25,940,695)	(82,645)	43,094,154	(17,043,431)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(19,980,650)	(6,357,771)	4,855,694	15,673	—	(21,467,054)
Cash dividend paid to intra-Group companies (5)	—	—	(26,455,948)	—	26,455,948	—
Loans received from intra-Group companies (6)	32,327,958	18,639,436	4,000	209,735	(51,181,129)	—
Loans repaid to intra-Group companies (6)	(7,004,819)	(1,184,057)	—	(262,574)	8,451,450	—
Other financing activities with intra-Group companies (7)	—	17,100	347,375	—	(364,475)	—
Net cash provided by/(used in) financing activities	5,342,489	11,114,708	(21,248,879)	(37,166)	(16,638,206)	(21,467,054)

	Year Ended December 31, 2024
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(20,988)	2,140,247	(37,271,070)	74,828,624	—	39,676,813
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	259,015	73,526,878	(73,785,893)	—	—
Dividends received from subsidiaries and VIEs (5)	—	30,766,934	—	—	(30,766,934)	—
Net cash provided by/(used in) other transactions with intra-Group companies	228,056	(117,507)	(65,495)	(45,054)	—	—
Net cash provided by operating activities	207,068	33,048,689	36,190,313	997,677	(30,766,934)	39,676,813
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third-parties	(292)	(1,633,126)	19,784,580	(234,760)	—	17,916,402
Loans made to intra-Group companies (6)	(6,437,272)	(34,610,921)	(14,876,404)	(1,438,000)	57,362,597	—
Loans repaid by intra-Group companies (6)	3,634,436	11,781,140	16,200,334	—	(31,615,910)	—
Other investing activities with intra-Group companies (7)	(356)	—	(22,250)	—	22,606	—
Net cash (used in)/provided by investing activities	(2,803,484)	(24,462,907)	21,086,260	(1,672,760)	25,769,293	17,916,402
Cash flows from financing activities:
Net cash used in transactions with third-parties	(20,630,929)	(919,224)	(5,769,454)	(16,095)	—	(27,335,702)
Cash dividend paid to intra-Group companies (5)	—	—	(30,766,934)	—	30,766,934	—
Loans received from intra-Group companies (6)	34,610,921	20,436,682	1,438,000	876,994	(57,362,597)	—
Loans repaid to intra-Group companies (6)	(11,529,250)	(19,187,330)	(251,889)	(647,441)	31,615,910	—
Other financing activities with intra-Group companies (7)	—	22,606	—	—	(22,606)	—
Net cash provided by/(used in) financing activities	2,450,742	352,734	(35,350,277)	213,458	4,997,641	(27,335,702)

	Year Ended December 31, 2025
			Primary	VIEs and
	NetEase,	Other	Beneficiaries of	their	Eliminating	Consolidated
	Inc.	Subsidiaries	VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third-parties	(17,330)	7,431,822	(38,759,800)	82,085,108	—	50,739,800
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related service	—	394,151	83,342,885	(83,737,036)	—	—
Dividends received from subsidiaries and VIEs (5)	7,199,042	28,486,684	—	—	(35,685,726)	—
Net cash provided by/(used in) other transactions with intra-Group companies	188,752	(1,575,097)	434,184	952,161	—	—
Net cash provided by/(used in) operating activities	7,370,464	34,737,560	45,017,269	(699,767)	(35,685,726)	50,739,800
Cash flows from investing activities:
Net cash used in transactions with third-parties	(7)	(25,676,520)	(7,024,806)	(480,011)	—	(33,181,344)
Loans made to intra-Group companies (6)	(12,392,492)	(39,376,500)	(12,684,010)	(30,000)	64,483,002	—
Loans repaid by intra-Group companies (6)	13,530,708	11,878,091	12,537,453	2,303,000	(40,249,252)	—
Other investing activities with intra-Group companies (7)	(21,503,020)	2,267,998	(7,019)	—	19,242,041	—
Net cash (used in)/provided by investing activities	(20,364,811)	(50,906,931)	(7,178,382)	1,792,989	43,475,791	(33,181,344)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third-parties	(14,463,114)	(5,284,420)	(427,586)	15,336	—	(20,159,784)
Cash dividend paid to intra-Group companies (5)	—	(7,199,042)	(28,486,684)	—	35,685,726	—
Loans received from intra-Group companies (6)	39,371,300	24,355,402	5,200	751,100	(64,483,002)	—
Loans repaid to intra-Group companies (6)	(11,793,733)	(25,206,122)	(2,387,358)	(862,039)	40,249,252	—
Other financing activities with intra-Group companies (7)	—	21,510,039	(2,267,998)	—	(19,242,041)	—
Net cash provided by/(used in) financing activities	13,114,453	8,175,857	(33,564,426)	(95,603)	(7,790,065)	(20,159,784)

Notes:

(1)	It represents the elimination of intercompany balances among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(2)	It represents the elimination of the investments among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(3)	It represents the elimination of the intercompany technical consulting and related service charges at the consolidation level.
(4)	It represents the elimination of the other intercompany activities at the consolidation level.
(5)	It represents the elimination of the dividends payment at the consolidation level.
(6)	It represents the elimination of intra-Group loans related cash activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(7)	It represents the elimination of other investing and financing activities among NetEase, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse online game, education and other innovative services to our users. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our games and related value-added services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. In 2023, 2024 and 2025, we spent RMB16.5 billion, RMB17.5 billion and RMB17.7 billion (US$2.5 billion), respectively, on R&D activities.

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

E.	Critical Accounting Estimates

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

Estimate of Average Playing Period of Paying Players

We operate various online games. We are the principal of substantially all games we operate, including both in-house developed games and licensed games, as these games are hosted on our servers, we have the pricing discretion and we are responsible for the sale and marketing of the games as well as any related customer services.

Most of our game revenues are generated from the sale of in-game virtual items, and revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games.

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

Assumptions Used. Changes in assumptions or estimates can materially affect average playing period of paying players and, therefore, can affect the test results. The following are key assumptions we use in making the average playing period of paying players for each game:

●	Players’ churn rates. A churn rate is calculated starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts and track populations of paying players who made their initial purchases during the interval period, or the Cohort. Then, we track the number of paying players from each Cohort who left subsequent to their initial purchase. We make assumptions about the future players’ churn rate to the ending point of a paying player’s lifespan beyond the date for which we observed and extrapolate the actual observed churn rate to arrive at an estimated weighted average playing period for paying players of the selected games.
●	Similarities between new games and existing games. We make assumption regarding similarities between new games and existing games with sufficient historical data. These assumptions include, but are not limited to, types of games and characteristics of targeted players.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, similarities between new games and existing games and management judgment. Updates to these assumptions will impact the estimate of average playing period of paying players and the revenue recognized accordingly. If the estimate of average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2(c)(i) of the Notes to the Consolidated Financial Statements for more information. For each period presented in such financial statements, the estimated average playing period for our online games ranged from 1 to 12 months.

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

Nature of Estimates Required – Impairment assessment of long-term equity investments without readily determinable fair values. We regularly evaluate the impairment of the investments in privately-held companies without readily determinable fair value periodically or when events or circumstances indicate that the carrying amount may not be recoverable. For equity investments without readily determinable fair value for which we have elected to use the Measurement Alternative, we make a qualitative assessment of whether the investment is impaired periodically, or when events or circumstances indicate that the carrying amount may not be recoverable, applying significant judgment in considering various events and factors.

Assumptions and Approach Used – Impairment assessment. The approach we used to assess investment impairment are based on assumptions and management judgment in considering various factors and events. The events or circumstances and factors we consider for the impairment assessment include (a) significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investees; (b) significant adverse change in the regulatory, economic, or technological environment of the investees; (c) significant adverse change in the general market condition of either the geographical area or the industry in which the investees operate; (d) bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; (e) factors that raise significant concerns about the investees’ ability to continue as a going concern; (f) factors that raise significant concerns about the performance of new products and (g) valuation methods and key estimates in the determination of the impairment amounts. Many of the factors used in assessing performance and financial position of the investee are outside the control of management, and these assumptions and judgment may change in future periods.

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

Assumptions used in Income Approach: The following are key assumptions we use in making cash flow projections:

●	Business projections. We make assumptions about the investees’ business in the marketplace. These assumptions drive our planning assumptions for each revenue streams. We also make assumptions about cost levels (e.g., capacity utilization, cost performance). These projections are derived using investees’ business plan forecasts.

●	Long-term growth rate. A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which the investees’ business unit’s earnings stream is projected to grow beyond the planning period.
●	Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.
●	Economic projections. Assumptions regarding general economic conditions are included in and affect our assumptions regarding industry sales and pricing estimates for the investees’ business. These macroeconomic assumptions include, but are not limited to, regulatory, economic, or technological development, inflation, interest rates, customer preference, and foreign currency exchange rates.

Assumptions used in Market Approach: The following are key assumptions we use in market approach:

●	Selection of comparable companies and multiples. We make selection of listed comparable companies and appropriate multiples by taking into account of the main businesses, the scale and the business performance, development stage, product mix, financial position of these companies and the investees.
●	Timing and probabilities of different scenarios. Timing and probabilities of different scenarios such as redemption, liquidation and IPO are based on our best estimate.
●	Estimated volatility rate. Estimated volatility rate was estimated based on annualized standard deviation of the daily return embedded in historical stock prices of comparable companies with a time horizon close to the expected term.
●	Risk-free rate. We determined the risk-free rate based on the interest rate of different government bonds with a time horizon close to expected term. The selections of government bonds are made mainly based on the financing currency of the investee and the country where the main operation of the investee take place.
●	Discount for lack of marketability. The discount for lack of marketability, or the DLOM, was estimated based on the option-pricing method. Under this method, the cost of put option, which can hedge the price change before the privately-held share can be sold, was considered as a basis to determine the lack of marketability discount.

For long-term equity investments without readily determinable fair values, we record an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value.

Changes in assumptions or estimates can materially affect the fair value measurement of the investment and, therefore, can affect the test results. For the year ended December 31, 2025, an aggregate of RMB2.4 billion in investment impairments were recorded. See Note 9 of Notes to the Consolidated Financial Statements for more information.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of the filing of this annual report and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	54	Director and Chief Executive Officer
Alice Yu-Fen Cheng(1)	64	Independent Director
Grace Hui Tang(1)	66	Independent Director
Joseph Tze Kay Tong(1)	63	Independent Director
Kok Chung Johnny Chan	66	Independent Director
Michael Man Kit Leung	72	Independent Director
Paul W. Boltz, Jr.	56	General Counsel
Aileen Bin Mo	46	Vice President, Finance
(1)	Alice Cheng, Grace Tang and Joseph Tong are members of the audit, compensation, nominating and environmental, social and governance (ESG) committees.

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

Kok Chung Johnny Chan, also known as Johnny Chan, has served as a director of our company since August 2025. Mr. Chan has over 40 years of experience in the investment banking and investment management industry. Mr. Chan is currently the chief investment officer of the Hong Kong Cyberport Management Company, a position he has held since September 2018. He has also served as an independent non-executive director of CNQC International Holdings Ltd. (HKEX: 1240) since January 2016, Hangzhou SF Intra-city Industrial Co., Ltd. (HKEX: 9699) since November 2021, and the HSBC Provident Fund Trustee (Hong Kong) Limited, a member of HSBC Holdings, since January 2021 (and as chairman of its Investment Committee since May 2024). In addition, Mr. Chan has been a member of the Market Misconduct Tribunal, established under the Securities and Futures Ordinance of Hong Kong, a director of the Accounting and Financial Reporting Council, a panel member of the Securities and Futures Appeals Tribunal, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority since January 2023, October 2024, April 2025 and September 2025, respectively. He is also president and executive director of the Hong Kong Venture Capital and Private Equity Association and chairman of the Global Venture Capital Congress. Previously, Mr. Chan was a member of the Listing Committee of the Stock Exchange of Hong Kong from July 2020 to July 2024, serving as its deputy chairman from July 2022 to July 2024. Prior to that, he was the chief investment officer of Softech Investment Management Ltd., the manager of the Hong Kong Government Applied Research Fund, from 2000 to 2019, a co-founder and director of Techpacific Capital Limited, which became Crosby Capital Limited, and chairman and chief investment officer of Crosby Asset Management (Hong Kong) Limited from 2002 to 2016. Mr. Chan received a bachelor’s degree (majoring in economics) from City of London Polytechnic (now London Metropolitan University) in July 1982, a master’s degree in business administration from City University London in November 1983 and a postgraduate diploma from the Securities Institute of Australia (now The Financial Services Institute of Australasia (FINSIA)) in April 1989.

Michael Man Kit Leung, also known as Michael Leung, has served as a director of our company since July 2002. Mr. Leung was a responsible officer of Grand Moore Capital Limited from September 2019 to November 2021. Mr. Leung was appointed executive director of Unitas Holdings Limited (HKEX: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P., in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (HKEX: 1132) and Luye Pharma Group Ltd. (HKEX: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (HKEX: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

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

Aileen Bin Mo, also known as Aileen Mo, joined NetEase in June 2025 and has served as our Vice President, Finance since February 2026. Prior to joining NetEase, Ms. Mo worked at PricewaterhouseCoopers for more than 20 years, with her last held position as audit partner. At PricewaterhouseCoopers, Ms. Mo was responsible for the audits of numerous public and private companies in the United States and Hong Kong. Ms. Mo received a bachelor’s degree from Renmin University with a major in international accounting. She is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant to a contractual or other right.

B.           Compensation

Executive Officer and Director Compensation

In 2025, we paid aggregate cash compensation of RMB44.5 million (US$6.4 million) to our executive officers and directors currently in office. During the same period, we also granted restricted share unit awards under our 2019 Share Plan to our executive officers currently in office, which, if vested, would represent less than 1% of our total outstanding ordinary shares as of December 31, 2025.

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

The following table summarizes, as of December 31, 2025, the number of ordinary shares underlying outstanding restricted share units that we granted to our directors and executive officers currently in office.

Ordinary Shares
Underlying
Outstanding
	Restricted Share	Exercise Price
Name	Units	(US$/Share)	Grant Date	Expiration Date
William Lei Ding	—	—	—	—
Alice Cheng	—	—	—	—
Grace Tang	—	—	—	—
Joseph Tong	—	—	—	—
Johnny Chan	—	—	—	—
Michael Leung	—	—	—	—
Paul W. Boltz, Jr.	*	—	March 1, 2023	N/A(1)
March 5, 2024
February 28, 2025
Aileen Bin Mo	*	—	August 21, 2025	N/A(1)

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	The restricted share units held by such individual(s) have no expiration dates.

Other Equity Incentive Plans

Youdao, our subsidiary, adopted its 2015 Share Incentive Plan, or the 2015 Youdao Plan, in February 2015 (and amended it in April 2018), under which 10,222,222 ordinary shares of Youdao are reserved for issuance. As of March 31, 2026, options to purchase a total of 1,889,607 ordinary shares were outstanding under the 2015 Youdao Plan, and 1,790,547 of such options had vested and become exercisable. Additionally, as of March 31, 2026, restricted share units representing an aggregate of 727,473 shares were outstanding under the 2015 Youdao Plan. In April 2023, Youdao adopted a 2023 Share Incentive Plan, or the 2023 Youdao Plan, under which 5,668,625 shares of Youdao are reserved for issuance. As of March 31, 2026, restricted share units representing an aggregate of 133,890 shares were outstanding under the 2023 Youdao Plan.

NetEase Cloud Music, our subsidiary, adopted its 2016 Share Incentive Plan, or the 2016 NetEase Cloud Music Plan, in May 2016, under which 15,000,000 ordinary shares of NetEase Cloud Music are reserved for issuance. As of March 31, 2026, options to purchase a total of 640,610 ordinary shares were outstanding under the 2016 NetEase Cloud Music Plan, and 640,610 of such options had vested and become exercisable; and restricted share units representing an aggregate of 14,720 shares were outstanding under the 2016 NetEase Cloud Music Plan, which may be satisfied by new or existing shares of NetEase Cloud Music, respectively. Additionally, NetEase Cloud Music adopted the 2022 Restricted Share Unit Plan, or the 2022 NetEase Cloud Music Plan (together with the 2016 NetEase Cloud Music Plan, the “NetEase Cloud Music Plans”) in August 2022 (and as amended from time to time), pursuant to which it may issue up to 10,462,280 new shares. As of March 31, 2026, 2,080,254 restricted share units were outstanding under the 2022 NetEase Cloud Music Plan.

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

C.           Board Practices

At each annual general meeting of our shareholders, our shareholders are asked to elect the directors nominated to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with our company’s memorandum and articles of association. For information regarding the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management.” We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and no director attended the annual general meeting of shareholders held on June 25, 2025.

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

D.           Employees

As of December 31, 2023, 2024 and 2025, we had 29,128, 26,028 and 25,382 full-time employees, respectively. A substantial majority of our employees are based in China. We believe that we have a generally good working relationship with our employees, and we have not experienced any significant labor disputes.

The following table sets forth information regarding our staff as of December 31, 2025. Our R&D staff consisted of 47.8% of our total employees as of December 31, 2025.

Games and related value-added services	16,074
Youdao	3,595
NetEase Cloud Music	1,288
Innovative businesses and others	4,425
Total	25,382

All employees of our company, subsidiaries and the VIEs are employed under employment contracts which specify, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment. Each employee signs a confidentiality agreement in respect of our intellectual property rights.

E.           Share Ownership

The table in this section sets forth certain information known to us with respect to the beneficial ownership as of February 28, 2026 (unless otherwise indicated) by:

●	all persons who are beneficial owners of 5% or more of our ordinary shares,
●	each of our directors,
●	each of our current executive officers, and
●	all current directors and executive officers as a group.

As of February 28, 2026, 3,190,640,526 of our ordinary shares were outstanding (excluding 28,924,055 ordinary shares issued to and held by The Bank of New York Mellon, the depositary of our ADS program, which were the ordinary shares underlying our treasury ADSs and were reserved for future delivery upon vesting of share awards granted under our Share Plans). The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares
	Beneficially Owned
	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Lei Ding(1)	1,450,300,000	45.5%

	Number of Shares
	Beneficially Owned
	Number	Percentage
Executive Officers and Directors (2)
William Lei Ding(1)	1,450,300,000	45.5%
Alice Cheng	188,050	0.0%
Grace Tang	—	—
Joseph Tong	75,000	0.0%
Johnny Chan	1,500	0.0%
Michael Leung	62,600	0.0%
Paul W. Boltz, Jr.	111,115	0.0%
Aileen Bin Mo	—	—
All current directors and executive officers as a group (eight persons)(3)	1,450,738,265	45.5%

Notes:

(1)	Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 8,860,000 ADSs. Shining Globe International Limited is beneficially owned by Mr. William Lei Ding through a trust. Mr. Ding is the settlor of the trust and Mr. Ding and his family are the trust’s beneficiaries. The registered address of Shining Globe International Limited is Kingston Chambers PO Box 173, Road Town, Tortola, British Virgin Islands.
(2)	The address of our current executive officers and directors is c/o Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong.
(3)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding.

As of February 28, 2026, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of February 28, 2026, there were four ordinary shareholders of record with an address in the United States. The Bank of New York Mellon, depositary of our ADS program, held 372,491,270 outstanding ordinary shares as of that date, which accounted for 11.7% of our total issued and outstanding ordinary shares (excluding 28,924,055 ordinary shares issued to and held by The Bank of New York Mellon, which were the ordinary shares underlying our treasury ADSs and were reserved for future delivery upon vesting of share awards granted under our Share Plans).

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

●	Loan Agreements and Equity Pledge Agreements between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Each of the ultimate shareholders of Hangzhou Leihuo has entered into a Loan Agreement and an Equity Pledge Agreement with NetEase Hangzhou, each dated December 1, 2015. Under the Loan Agreements, NetEase Hangzhou provided each of the ultimate shareholders of Hangzhou Leihuo with an interest-free loan in the principal amount of RMB5.0 million, which funds were used by each of the ultimate shareholders of Hangzhou Leihuo to pay the consideration to acquire their 50.0% equity interests in Hangzhou Leihuo. Each loan can be repaid by transferring the ultimate shareholder’s equity interest in Hangzhou Leihuo to NetEase Hangzhou or its designee or through such other method as NetEase Hangzhou shall determine. The term of each Loan Agreement is 10 years from the date of the agreement and will be automatically extended for further 10-year terms unless otherwise decided by NetEase Hangzhou. Under the Equity Pledge Agreements, each of the ultimate shareholders of Hangzhou Leihuo pledges his 50.0% equity interest in Hangzhou Leihuo to NetEase Hangzhou to secure his respective obligations under the Loan Agreement as well as the Exclusive Purchase Option Agreement, the Shareholder Voting Rights Trust Agreement and the Operating Agreement. Each of the ultimate shareholders of Hangzhou Leihuo agrees he shall not transfer, assign or pledge his equity interest in Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. The Equity Pledge Agreements will remain binding until the pledgor discharges all his obligations under the above-mentioned agreements.
●	Exclusive Purchase Option Agreements among NetEase Hangzhou, Hangzhou Leihuo and each of the ultimate shareholders of Hangzhou Leihuo. Under the Exclusive Purchase Option Agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has granted NetEase Hangzhou an option to purchase all or a portion of his equity interest in Hangzhou Leihuo at a price equal to the original and any additional paid-in capital paid by the ultimate shareholder. In addition, Hangzhou Leihuo has granted NetEase Hangzhou an option under the Exclusive Purchase Option Agreements to purchase all or a portion of the assets held by Hangzhou Leihuo or its subsidiaries at a price equal to the net book value of such assets. Each of Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo agrees not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Hangzhou Leihuo have been acquired by NetEase Hangzhou or its designee or until NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Shareholder Voting Rights Trust Agreement between NetEase Hangzhou and each of the ultimate shareholders of Hangzhou Leihuo. Under these agreements, each dated December 1, 2015, each of the ultimate shareholders of Hangzhou Leihuo has agreed to irrevocably entrust a person designated by NetEase Hangzhou to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Hangzhou Leihuo. Each agreement shall remain effective for as long as such shareholder remains a shareholder of Hangzhou Leihuo unless NetEase Hangzhou unilaterally terminates the agreement by written notice.
●	Operating Agreement among NetEase Hangzhou, Hangzhou Leihuo and the ultimate shareholders of Hangzhou Leihuo. To ensure the successful performance of the various agreements between the parties, Hangzhou Leihuo and its ultimate shareholders have agreed that, except for transactions in the ordinary course of business, Hangzhou Leihuo will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Hangzhou Leihuo without the prior written consent of NetEase Hangzhou. NetEase Hangzhou has also agreed that it will provide performance guarantees and, at NetEase Hangzhou’s discretion, guarantee loans for working capital purposes to the extent required by Hangzhou Leihuo for its operations. Furthermore, the ultimate shareholders of Hangzhou Leihuo have agreed that, upon instruction from NetEase Hangzhou, they will appoint Hangzhou Leihuo’s board members, president, chief financial officer and other senior executive officers. The term of this agreement is 20 years from December 1, 2015 and can be extended with the written consent of NetEase Hangzhou.

●	Cooperation Agreement between NetEase Hangzhou and Hangzhou Leihuo. Under this Cooperation Agreement, NetEase Hangzhou has agreed to provide the following services:
●	the development of game-related computer software and licensing of such self-developed computer software to Hangzhou Leihuo;
●	the technical support and maintenance for computer software operation;
●	the development of online publishing and network communication technologies, as well as the provision of related technical support; and
●	the provision of software technical services and digital marketing services.

Hangzhou Leihuo has agreed to pay a monthly service fee to NetEase Hangzhou in accordance with a formula based on its expenses incurred. This agreement was effective from February 25, 2025 and will continue to be effective unless it is terminated by written notice of NetEase Hangzhou.

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

Subsidiary Guarantees

We have entered into several guarantee agreements in the aggregate amount of US$2.4 billion in respect of certain credit facilities taken by our subsidiaries. As of December 31, 2025, US$1.9 billion of such credit facilities had not been utilized.

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

Loan Agreements and Guarantees

We have entered into various loan agreements to extend loans to Youdao. These loans were used to provide working capital for the daily operations of Youdao with the original term of one year. In April 2021, we also entered into a 36-month revolving loan facility with Youdao in the principal amount of US$300 million to support its long-term growth. In September 2023, we and Youdao entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of the date of the filing of this annual report, we and Youdao have both approved an extension of the maturity date of the loan facility, including the loans already drawn under it, to March 31, 2030. As of December 31, 2025, the total principal amount of interest-bearing short-term loan outstanding to Youdao was RMB878.0 million (US$125.6 million). As of March 31, 2026, the total principal amount of interest-bearing long-term loans outstanding to Youdao was US$117.1 million (equivalent to RMB814.9 million), which was drawn down from the above-mentioned revolving loan facility.

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

A.8         Dividend Policy

Under our current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends of US$0.1350 per ordinary share (US$0.6750 per ADS), US$0.1140 per ordinary share (US$0.5700 per ADS), US$0.1140 per ordinary share (US$0.5700 per ADS) and US$0.232 per ordinary share (US$1.16 per ADS) for the first, second, third and fourth quarters of 2025, respectively.

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

Directors

Subject to any separate requirement for approval by our board or any committee of our board under applicable law or the designated stock exchange rules, a director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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

In March 2015, SAFE released the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign Invested Enterprises, or the Foreign Exchange Capital Settlement Circular, which became effective from June 1, 2015. This circular replaced SAFE’s previous related circulars, including the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises. The Foreign Exchange Capital Settlement Circular clarifies that foreign invested enterprises may settle a specified proportion of their foreign exchange capital in banks at their discretion and may choose the timing for such settlement. The proportion of foreign exchange capital to be settled at foreign invested enterprises’ discretion for the time being is 100% and the SAFE may adjust the proportion in due time based on the situation of international balance of payments. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Pursuant to SAFE Circular 16, foreign invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a Foreign Invested Enterprise elects the conversion-at-will system for foreign currency settlement, it may convert, in part or in whole, the amount of the foreign currency in its capital account into Renminbi. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if such Foreign Invested Enterprise needs to make payment from such designated account, it is required to provide authenticity proof materials to declare the usage of such funds. Although SAFE Circular 16 effectively simplifies the administrative process for converting foreign currencies into Renminbi for settlement of capital account items, the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review (Hui Fa [2017] No. 3), or Notice No. 3, released by SAFE on January 26, 2017, requires a domestic company to provide explanations to the banks through which it seeks to exchange currency of the sources of funds for investment and the intended use of such funds. Under Notice No. 3, submission of relevant corporate documents, including board resolutions and relevant contracts is also required to support a domestic company’s claim of intended use. On October 23, 2019, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (Hui Fa [2019] No.28), or Notice No. 28, which took effect on the same date (except for Article 8.2, which became effective on January 1, 2020). Under Notice 28, foreign invested enterprises without an investment business scope are also allowed to utilize and convert capital received from foreign investors for making equity investment in China. Previously this had been limited to foreign invested enterprises who explicitly had an investment business scope. However, it is not clear how Notice 28 will be implemented in practice and the implementing rules for Notice 28 have yet to be promulgated by the SAFE. On April 10, 2020, SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (Hui Fa [2020] No.8), or Notice No. 8, which took effect on the same date. According to Notice 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. We closely monitor any changes and new regulatory releases, especially given the recently increased frequency of SAFE enforcement actions, to ensure that our operations remain in compliance.

In addition, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our China mainland subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. These restricted reserves are not distributable as cash dividends. In addition, if any of our China mainland subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

For more information about foreign exchange regulation, see Item 3.D. “Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our China mainland subsidiaries and VIEs, which could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.” and “Key Information—Risk Factors—Risks Related to China—Regulation on currency exchange may limit our ability to utilize our revenues effectively.”

E.           Taxation

The following summary of the material Cayman Islands, China mainland, Hong Kong and United States federal income tax consequences relevant to the purchase, ownership or sale of our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of the filing of this annual report, all of which are subject to change. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel.

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

China Mainland Taxation

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

Provided that our Cayman Islands holding company, NetEase, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. STA Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, STA Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises shall report tax to relevant authorities if their withholding agents fail to perform the withholding obligation. However, because there is uncertainty as to the application of STA Public Notice 37 and STA Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 37 and STA Circular 7, and we may be required to expend valuable resources to comply with STA Public Notice 37 and STA Circular 7 or to establish that we should not be taxed under STA Public Notice 37 and STA Circular 7. See Item 3.D. “Key Information—Risk Factors—Risks Related to China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by a non-PRC company.”

Hong Kong Taxation

Our subsidiaries in Hong Kong were subject to income tax on their taxable income generated from operations in Hong Kong at a rate of 16.5%. For the years 2023, 2024 and 2025, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate. The payments of dividends by these companies to us are not subject to any Hong Kong withholding tax.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below) who holds such ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to be a complete analysis of all potential United States federal income tax consequences of the ownership, and disposition of our ordinary shares or ADSs. This discussion is based on the Code as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of the filing of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of United States federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to any alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under United States federal income tax law, including:

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

For purposes of this summary, “U.S. Holder” means a beneficial owner of our ordinary shares or ADSs that for United States federal income tax purposes is:

●	an citizen or individual resident of the United States;
●	a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or (b) if such trust has a valid election is in effect to be treated as a United States person.

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes holds our ordinary shares or ADSs, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partner. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisor regarding the United States federal income tax consequences of owning or disposing of our ordinary shares or ADSs.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares or ADSs

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

In the event that dividends from our company are subject to withholding by the PRC, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes imposed on dividends received on our ordinary shares or ADSs. For purposes of calculating the U.S. foreign tax credit, dividends paid on our ordinary shares or ADSs will be treated as income from sources outside the United States, and will generally constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a United States federal income tax deduction, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The U.S. foreign tax credit rules are complex. U.S. Holders should consult their tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize taxable gain or loss on any sale or exchange or other taxable disposition of one of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for such ordinary share or ADS and the U.S. Holder’s adjusted tax basis in such ordinary share or ADS. Any such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such ordinary share or ADS exceeds one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as United States source gain or loss for United States foreign tax credit purposes. In the event PRC tax were to be imposed on any gain from the disposition of our ordinary shares or ADSs, such gain may be treated as PRC source gain under the U.S.-PRC Tax Treaty, in which case a U.S. Holder eligible for treaty benefits may be able to claim a foreign tax credit, subject to applicable limitations. See the discussion above under the heading “—Taxation of Dividends and Other Distributions on Our Ordinary Shares or ADSs” regarding our potential status as a PRC resident enterprise, which may give rise to the availability of U.S.-PRC Tax Treaty benefits for U.S. Holders. Because the determination of treaty benefit eligibility is fact intensive and depends upon a holder’s particular circumstances, U.S. Holders should consult their tax advisors regarding U.S.-PRC Tax Treaty benefit eligibility. U.S. Holders are also encouraged to consult their own tax advisors regarding the tax consequences in the event PRC tax were to be imposed on a disposition of ordinary shares or ADSs, including the availability of the U.S. foreign tax credit and the ability and whether to treat any gain as PRC source gain for the purposes of the U.S. foreign tax credit in consideration of their particular circumstances.

Passive Foreign Investment Companies

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) 75% or more of its gross income for such taxable year is “passive income” or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such taxable year is attributable to assets that either produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Goodwill and other unbooked intangibles will generally be taken into account in determining asset value.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below. Furthermore, if we are treated as a PFIC then one or more of our subsidiaries may also be treated as PFICs with respect to a U.S. Holder (as discussed below under the heading “—U.S. Federal Income Tax Treatment of a U.S. Holder of a PFIC”).

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. We have not obtained any opinion of counsel or any rulings from the IRS regarding our status as a PFIC. The PFIC determination is highly fact-intensive and made after the end of each taxable year. We hold and may continue to hold a substantial amount of cash and cash equivalents. In addition, the value of our assets, including goodwill, for purposes of the asset test will generally be determined by reference to the market price of the ADSs and our ordinary shares, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects. For these reasons, there can be no assurance that we were not a PFIC in any prior taxable years and will not be a PFIC in the current taxable year or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

U.S. Federal Income Tax Treatment of a U.S. Holder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ordinary shares or ADSs, the U.S. Holder, absent certain elections (including a mark-to-market election and a QEF election as described below), will generally be subject to adverse rules with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on our ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ordinary shares or ADSs) and (ii) any gain realized on the sale or other disposition of our ordinary shares or ADSs.

Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an additional tax equal to interest charge generally applicable to underpayments of tax will be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC with respect to a U.S. Holder for any taxable year, and any of our subsidiaries are also PFICs (“lower-tier PFICs”), such U.S. Holder will be treated as owning a proportionate share (by value) of the shares of the lower-tier PFICs for purposes of these rules. Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for United States federal income tax purposes as having sold our ordinary shares or ADSs on the last day of our taxable year during which we were a PFIC. After the deemed sale election, our ordinary shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

If we are a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our ordinary shares or ADSs and any gain realized on the disposition of our ordinary shares or ADSs, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ordinary shares or ADSs.

Mark-to-Market Election

In certain circumstances, a U.S. Holder may be eligible to make a mark-to-market election with respect to our ordinary shares or ADSs if such ordinary shares or ADSs qualify as “marketable stock” under applicable U.S. federal income tax rules. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

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

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns our ordinary shares or ADSs but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for purposes of the mark-to-market election. Consequently, if the ADSs continue to be so listed, and are “regularly traded” for purposes of these rules (for which no assurance can be given) we expect that the mark-to-market election would be available to a U.S. Holder with respect to our ADSs.

A mark-to-market election will generally not be available with respect to the shares of lower-tier PFICs that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already has been taken into account indirectly via mark-to-market adjustments. Prospective investors should consult their tax advisors regarding the availability of, and the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

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

Information Reporting and Backup Withholding; Specified Foreign Financial Assets

The proceeds of a sale or other disposition, as well as dividends paid with respect to our ordinary shares or ADSs by a U.S. Holder (including any payments received from a U.S. financial intermediary), generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax (currently at a rate of 24%) may apply to these payments if the U.S. Holder is not otherwise exempt and:

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

Certain U.S. Holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their holding of stock or securities issued by a non-U.S. person (such as our company), subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) with their tax return for each year in which they hold such stock or securities. U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their ownership or disposition of our ordinary shares or ADSs.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES

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

A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China mainland, Hong Kong, the BVI or the Cayman Islands. A substantial portion of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our corporate website can be accessed at http://ir.netease.com. The information on our website is not part of this annual report.

As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in financial products issued by commercial banks in China, as well as interest expenses payable on our short-term and long-term bank borrowings. All of our short-term bank borrowings as of December 31, 2025 were at fixed rates.

Interest instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future net interest income may fall short of expectations due to changes in interest rates. Based on our interest instruments as of December 31, 2025, a 10% change in the interest rate would result in an increase or decrease of RMB395.3 million (US$56.5 million) of our total amount of net interest income and of RMB94.5 million (US$13.5 million) of our total amount of investment income from short-term investments in 2025.

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

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported net foreign exchange losses of RMB775.9 million (US$111.0 million) in 2025, compared to net foreign exchange gains of RMB255.4 million in 2024 and net foreign exchange losses of RMB133.0 million in 2023. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

As of December 31, 2025, we had U.S. dollar-denominated debt outstanding of US$2.5 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated debt as of December 31, 2025 would have increased/decreased by RMB1.7 billion in Renminbi terms.

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$11.8 billion. If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2025 would have increased/decreased by RMB8.3 billion in Renminbi terms.

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

Fees and other payments made by the depositary to us

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2025, the depositary paid us US$0.04 million pursuant to this arrangement.

Ordinary Shares

Our ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

(a)	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
(b)	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
(c)	Accounting and Financial Reporting Council (AFRC) Transaction Levy of 0.00015% (rounded to the nearest cent) is charged to each of the buyer and seller;
(d)	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
(e)	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
(f)	stock settlement fee, which is currently 0.0042% of the gross transaction value per side per trade;
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

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of William Lei Ding, our Chief Executive Officer, and Aileen Bin Mo, our Vice President, Finance (principal financial officer), have conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, our Chief Executive Officer and our Vice President, Finance concluded that such disclosure controls and procedures were effective as of December 31, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on pages F-2.

Attestation report of the registered public accounting firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over the financial reporting period of December 31, 2025, which can be found on page F-3 of this annual report.

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

Item 16B.             Code of Ethics

We have adopted a Code of Business Conduct, which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Business Conduct may also apply on a contractual basis to other persons (e.g., third party vendors) that provide goods or services to, or act on half of, the NetEase group and is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

The Code of Business Conduct is filed as an exhibit to this annual report on Form 20-F and also available on our website under the Investor Relations section at https://ir.netease.com.

Item 16C.            Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP and its affiliates for certain services rendered to us during 2024 and 2025.

	For the year ended December 31,
	2024(1)	2025(1)

	RMB (in thousands)
Audit fees (2)	27,649	27,595
Tax fees (3)	1,064	5,852
All other fees (4)	8	8
Total	28,721	33,455
(1)	The fees disclosed are exclusive of out-of-pocket expenses, which totaled approximately RMB1.3 million and RMB1.2 million in 2024 and 2025, respectively.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 17, 2022, we announced a share repurchase program authorized by our board of directors, which became effective on January 10, 2023. Pursuant to this program, we were authorized to purchase up to US$5.0 billion of our outstanding ADSs and ordinary shares for a period not to exceed 36 months. On November 20, 2025, we announced an extension to this share repurchase program for an additional 36 months until January 9, 2029. For the fiscal year ended December 31, 2025, approximately 1.0 million ADSs were repurchased in open market transactions under this program for a total cost of US$93.2 million.

The table below shows the ADSs that we repurchased for each month in 2025:

			Total Number of	Approximate
			ADSs	Maximum
			Purchased	Dollar Value
			as Part of	of ADSs
			Publicly	that May Yet
	Total	Average	Announced	Be
	Number of	Price	Plans	Purchased
	ADSs	Paid	or	Under
Period	Purchased(1)	Per ADS	Programs	The Latest Plan
		US$		US$
January 2025	362,191	91.62	33,184,483	3,093,147,111
February 2025	31,328	99.15	3,106,078	3,090,041,033
March 2025	97,857	99.37	9,723,806	3,080,317,227
April 2025	471,851	96.75	45,653,807	3,034,663,420
May 2025	14,500	104.11	1,509,527	3,033,153,893
June 2025	—	—	—	3,033,153,893
July 2025	—	—	—	3,033,153,893
August 2025	—	—	—	3,033,153,893
September 2025	—	—	—	3,033,153,893
October 2025	—	—	—	3,033,153,893
November 2025	—	—	—	3,033,153,893
December 2025	—	—	—	3,033,153,893
Total	977,727		93,177,701
(1)	Our ADS to ordinary share ratio is one ADS for every five ordinary shares.

Item 16F.             Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.            Corporate Governance

As permitted by NASDAQ, in lieu of the NASDAQ corporate governance rules, but subject to certain exceptions, we may follow the practices of our home country which for the purpose of such rules is the Cayman Islands. Specifically, although we sought and obtained shareholders’ approval for the amended and restated 2019 Share Plan at the annual general meeting of shareholders held on June 15, 2023, our board of directors had initially adopted our 2009 RSU Plan and 2019 Share Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements.

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

As of the date of the filing of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, could potentially materially affect us. See Item 3.D. “Key Information—Risk Factor—Risks Related to Our Operations Overall—Cybersecurity and the threat environment remain a dynamic and ever-changing landscape with new threats and increasingly sophisticated attacks continually emerging. Successful security breaches can lead to unauthorized access to our network, systems and, in turn, confidential information which may include personal and sensitive information. Security breaches can also lead to system failures and outages which could result in our operations being down. This could materially adversely affect our business, results of operations and financial condition and expose us to liability claims.”

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

4.16	Form of Cooperative Agreement (incorporated by reference to Exhibit 4.16 to our company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 15, 2025)

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

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 25, 2024)

11.2	Insider Trading Policy of our company (incorporated by reference to Exhibit 11.2 to our company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 15, 2025)

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

NETEASE, INC.

By:	/s/ William Lei Ding
William Lei Ding
Chief Executive Officer

Date:	April 15, 2026

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

The Company’s management, with the participation of the Company’s principal executive officer and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2025. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2025, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetEase, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimates of average playing period of paying players for recognition of in-game virtual items revenue

As described in Notes 2(c) and 25 to the consolidated financial statements, the Company recognized RMB92.1 billion of revenues from games and related value-added services for the year ended December 31, 2025. Revenues of certain online games in-game virtual items are recognized ratably over the respective estimated average playing period of paying players in these games. Management considered the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at the estimated average playing period of the paying players for each game. If a new game was launched and only a limited period of paying player data was available, then management considered other qualitative factors to estimate the average playing period of the paying players for the new game. Significant management assumptions applied to the estimated average playing period of paying players for recognition of in-game virtual items revenue include (i) estimating future players’ churn rates based on historical players’ churn rates; and (ii) similarities between new games and existing games with sufficient historical data.

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

Impairment assessment of long-term equity investments without readily determinable fair values

As described in Notes 2(j) and 9 to the consolidated financial statements, the Company’s consolidated balance of long-term equity investments without readily determinable fair values as of December 31, 2025 was RMB8.1 billion. Long-term equity investments without readily determinable fair value include ownership of common stock or in-substance common stock issued by privately-held companies on which the Company does not have significant influence, and investments in privately-held companies’ shares that are not common stock or in-substance common stock. Management conducted impairment tests for investments in long-term equity investments without readily determinable fair values periodically, or when events or circumstances indicate that the carrying amount may not be recoverable. Management performed a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimated the fair value of the investment, and recorded an impairment in the consolidated statements of operations and comprehensive income to the extent the carrying amount exceeds the fair value. Management applied significant judgments in the impairment assessment for these equity investments when determining whether any impairment indicators exist during the year and estimating the impairment amount if an impairment exists. These judgments consider various factors and events including a) significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investees; b) significant adverse change in the regulatory, economic, or technological environment of the investees; c) significant adverse change in the general market condition of either the geographical area or the industry in which the investees operate; d) bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; e) factors that raise significant concerns about the investees’ ability to continue as a going concern; f) factors that raise significant concerns about the performance of new products and g) valuation methods and key estimates in the determination of the impairment amounts based on the severity of the impairment indicator and the existence of any positive or mitigating factors.

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

April 15, 2026

We have served as the Company’s auditor since 2002.

NetEase, Inc.

Consolidated Balance Sheets

(in thousands except per share data)

		December 31,	December 31,	December 31,
		2024	2025	2025
	Notes	RMB	RMB	US$
				Note 2(q)
Assets
Current assets:
Cash and cash equivalents	2(f)	51,383,310	47,167,904	6,744,921
Time deposits	2(f)	75,441,355	92,639,378	13,247,255
Restricted cash	2(f)	3,086,405	4,319,344	617,658
Accounts receivable, net		5,669,027	5,337,819	763,298
Inventories	2(i)	571,548	689,183	98,552
Prepayments and other current assets, net	4	6,416,868	7,658,346	1,095,128
Short-term investments	5	10,756,143	22,803,503	3,260,858
Total current assets		153,324,656	180,615,477	25,827,670

Non-current assets:
Property, equipment and software, net	6	8,520,101	8,425,327	1,204,806
Land use rights, net	7	4,172,465	4,047,355	578,764
Operating lease right-of-use assets, net	8	541,071	320,298	45,802
Deferred tax assets	11(c)	1,113,435	2,831,423	404,888
Time deposits	2(f)	3,025,000	2,995,000	428,279
Restricted cash	2(f)	5,208	3,893	557
Long-term investments	9	20,206,356	18,462,883	2,640,157
Other long-term assets	10	5,083,258	3,713,404	531,009
Total non-current assets		42,666,894	40,799,583	5,834,262

Total assets		195,991,550	221,415,060	31,661,932

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable		720,549	643,164	91,971
Salary and welfare payables		4,683,009	4,889,708	699,219
Taxes payable	12	2,759,185	3,874,143	553,996
Short-term loans	13	11,805,051	6,384,417	912,959
Contract liabilities	14	15,299,222	20,514,540	2,933,540
Accrued liabilities and other payables	15	14,229,032	15,949,772	2,280,787
Short-term operating lease liabilities	8	171,609	113,212	16,189
Total current liabilities		49,667,657	52,368,956	7,488,661

Non-current liabilities:
Deferred tax liabilities	11(c)	2,173,117	2,637,258	377,123
Long-term operating lease liabilities	8	412,600	232,113	33,192
Long-term loans	16	427,997	—	—
Other long-term liabilities		816,041	1,072,724	153,397
Total non-current liabilities		3,829,755	3,942,095	563,712

Total liabilities		53,497,412	56,311,051	8,052,373

Commitments and contingencies	21

Redeemable noncontrolling interests		84,272	91,319	13,058

Shareholders’ equity:
Ordinary shares, US$0.0001 par value:
1,000,300,000,000 shares authorized, 3,219,564,581 shares issued as of December 31, 2024 and 2025; 3,167,959,016 and 3,192,111,251 shares outstanding as of December 31, 2024 and 2025, respectively		2,631	2,631	376
Additional paid-in capital		9,860,962	9,837,460	1,406,738
Treasury stock		(4,473,063)	(1,518,573)	(217,153)
Statutory reserves	2(u)	1,954,872	2,457,371	351,400
Accumulated other comprehensive income/(loss)		1,006,807	(237,770)	(34,001)
Retained earnings		130,333,397	149,755,000	21,414,680
NetEase, Inc.’s shareholders’ equity		138,685,606	160,296,119	22,922,040
Noncontrolling interests		3,724,260	4,716,571	674,461
Total equity		142,409,866	165,012,690	23,596,501

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		195,991,550	221,415,060	31,661,932

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands except per share data or per ADS data)

		For the year ended December 31,
		2023	2024	2025	2025
	Notes	RMB	RMB	RMB	US$
					Note 2(q)
Net revenues	25	103,468,159	105,295,236	112,625,807	16,105,276
Cost of revenues	25	(40,404,765)	(39,488,152)	(40,223,939)	(5,751,947)
Gross profit		63,063,394	65,807,084	72,401,868	10,353,329
Operating expenses:
Selling and marketing expenses		(13,969,460)	(14,147,657)	(14,619,702)	(2,090,590)
General and administrative expenses		(4,899,880)	(4,550,625)	(4,228,189)	(604,623)
Research and development expenses		(16,484,910)	(17,524,812)	(17,719,110)	(2,533,799)
Total operating expenses		(35,354,250)	(36,223,094)	(36,567,001)	(5,229,012)
Operating profit		27,709,144	29,583,990	35,834,867	5,124,317
Other income/(expenses):
Investment income, net		1,306,722	355,286	731,511	104,605
Interest income, net		4,120,418	4,920,915	3,953,486	565,341
Exchange (losses)/gains, net		(132,999)	255,430	(775,937)	(110,958)
Other, net		1,053,642	602,134	1,086,543	155,374
Income before tax		34,056,927	35,717,755	40,830,470	5,838,679
Income tax	11(a)	(4,699,704)	(5,461,408)	(6,032,686)	(862,663)
Net income		29,357,223	30,256,347	34,797,784	4,976,016
Accretion of redeemable noncontrolling interests		(3,589)	(3,919)	(4,266)	(610)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests		62,918	(554,819)	(1,033,718)	(147,820)
Net income attributable to the Company’s shareholders		29,416,552	29,697,609	33,759,800	4,827,586

Net income		29,357,223	30,256,347	34,797,784	4,976,016
Other comprehensive income
Foreign currency translation adjustment		221,872	424,356	(1,345,664)	(192,427)
Total comprehensive income		29,579,095	30,680,703	33,452,120	4,783,589
Comprehensive loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests		26,040	(589,148)	(932,631)	(133,364)
Comprehensive income attributable to the Company’s shareholders		29,605,135	30,091,555	32,519,489	4,650,225

Net income per share	20
Basic		9.15	9.28	10.59	1.52
Diluted		9.05	9.19	10.48	1.50

Net income per ADS
Basic		45.73	46.40	52.97	7.58
Diluted		45.23	45.95	52.42	7.50

Weighted average number of ordinary shares outstanding, basic	20	3,216,475	3,200,453	3,186,454	3,186,454
Weighted average number of ADS outstanding, basic		643,295	640,091	637,291	637,291
Weighted average number of ordinary shares outstanding, diluted	20	3,252,029	3,230,602	3,218,174	3,218,174
Weighted average number of ADS outstanding, diluted		650,406	646,120	643,635	643,635

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands)

							Accumulated
	Ordinary shares		Additional paid-	Treasury stock		Statutory	other comprehensive	Retained	Noncontrolling	Total
	Share	Amount	in capital	Share	Amount	reserves	income/(loss)	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	3,321,276	2,710	22,854,234	(97,652)	(10,910,754)	1,278,666	431,786	91,074,675	4,005,723	108,737,040
Vesting of restricted share units	—	—	(3,007,404)	25,951	3,007,404	—	—	—	—	—
Share-based compensation	—	—	2,913,644	—	—	—	—	—	149,757	3,063,401
Appropriation to statutory reserves	—	—	—	—	—	262,750	—	(262,750)	—	—
Net income/(loss) attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	29,420,141	(66,677)	29,353,464
Repurchase of shares	—	—	—	(38,792)	(4,791,014)	—	—	—	—	(4,791,014)
Net change of capital from noncontrolling interest shareholders	—	—	(155,823)	—	—	—	—	—	(471,164)	(626,987)
Reclassification from mezzanine equity to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	30,369	30,369
Dividends to shareholders	—	—	—	—	—	—	—	(8,013,894)	—	(8,013,894)
Foreign currency translation adjustment	—	—	—	—	—	—	184,994	—	36,878	221,872
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(3,589)	(2,340)	(5,929)
Balance as of December 31, 2023	3,321,276	2,710	22,604,651	(110,493)	(12,694,364)	1,541,416	616,780	112,214,583	3,682,546	127,968,322
Vesting of restricted share units	—	—	(3,297,794)	26,874	3,297,794	—	—	—	—	—
Share-based compensation	—	—	3,554,037	—	—	—	—	—	261,409	3,815,446
Appropriation to statutory reserves	—	—	—	—	—	413,456	—	(413,456)	—	—
Net income attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	29,701,528	558,829	30,260,357
Repurchase of shares	—	—	—	(69,698)	(8,742,223)	—	—	—	—	(8,742,223)
Cancellation of repurchased shares	(110,000)	(79)	(13,665,651)	110,000	13,665,730	—	—	—	—	—
Net change of capital from noncontrolling interest shareholders	—	—	665,719	—	—	—	—	—	(844,249)	(178,530)
Reclassification from mezzanine equity to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	33,951	33,951
Dividends to shareholders	—	—	—	—	—	—	—	(11,165,339)	—	(11,165,339)
Foreign currency translation adjustment	—	—	—	—	—	—	390,027	—	34,329	424,356
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(3,919)	(2,555)	(6,474)
Balance as of December 31, 2024	3,211,276	2,631	9,860,962	(43,317)	(4,473,063)	1,954,872	1,006,807	130,333,397	3,724,260	142,409,866
Vesting of restricted share units	—	—	(3,623,760)	29,040	3,623,760	—	—	—	—	—
Share-based compensation	—	—	3,358,619	—	—	—	—	—	202,179	3,560,798
Appropriation to statutory reserves	—	—	—	—	—	502,499	—	(502,499)	—	—
Net income attributable to the Company and noncontrolling interest shareholders	—	—	—	—	—	—	—	33,764,066	1,033,718	34,797,784
Repurchase of shares	—	—	—	(4,888)	(669,270)	—	—	—	—	(669,270)
Net change of capital from noncontrolling interest shareholders	—	—	241,639	—	—	—	—	—	(139,718)	101,921
Dividends to shareholders	—	—	—	—	—	—	—	(13,835,698)	—	(13,835,698)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,244,577)	—	(101,087)	(1,345,664)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(4,266)	(2,781)	(7,047)
Balance as of December 31, 2025	3,211,276	2,631	9,837,460	(19,165)	(1,518,573)	2,457,371	(237,770)	149,755,000	4,716,571	165,012,690

The accompanying notes are an integral part of these consolidated financial statements.

NetEase, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(q)
Cash flows from operating activities:
Net income	29,357,223	30,256,347	34,797,784	4,976,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,055,260	2,417,894	2,247,427	321,378
Fair value changes of equity security, other investments and financial instruments	(535,316)	(841,901)	(1,159,449)	(165,799)
Impairment losses on investments	469,159	1,291,627	2,724,476	389,595
Share-based compensation cost	3,242,810	3,882,939	3,647,662	521,609
Allowance for expected credit losses	61,146	68,934	367,513	52,554
Losses/(gains) on disposal of property, equipment and software	5,676	(4,758)	(30,286)	(4,331)
Unrealized exchange losses/(gains)	119,935	(719,162)	688,913	98,513
Gains on disposal of long-term investments, business, subsidiaries and other financial instruments	(63,784)	(272,415)	(440,913)	(63,050)
Deferred income taxes	131,437	320,726	(1,254,125)	(179,337)
Share of results on equity method investees and revaluation results from previously held equity interest	(473,947)	155,568	1,537,721	219,891
Fair value changes of short-term investments	(414,207)	(530,607)	(1,108,409)	(158,500)
Changes in operating assets and liabilities:
Accounts receivable	(1,470,374)	716,375	264,073	37,762
Inventories	296,764	123,780	(117,634)	(16,821)
Prepayments and other assets	87,556	(809,590)	100,708	14,401
Accounts payable	(559,419)	91,142	(71,615)	(10,241)
Salary and welfare payables	(62,917)	(210,918)	128,573	18,386
Taxes payable	(244,261)	187,788	1,112,836	159,133
Contract liabilities	1,161,861	2,022,196	5,435,054	777,202
Accrued liabilities and other payables	1,166,673	1,530,848	1,869,491	267,334
Net cash provided by operating activities	35,331,275	39,676,813	50,739,800	7,255,695

Cash flows from investing activities:
Purchase of property, equipment and software	(2,301,554)	(1,275,400)	(1,065,376)	(152,347)
Proceeds from sale of property, equipment and software	10,302	14,533	45,886	6,562
Purchase of intangible assets, content and licensed copyrights	(1,974,323)	(930,988)	(987,089)	(141,151)
Net changes of short-term investments with terms of three months or less	(1,777,687)	(408,256)	(6,874,340)	(983,017)
Purchase of short-term investments with terms over three months	—	(8,235,000)	(21,640,000)	(3,094,479)
Proceeds from maturities of short-term investments with terms over three months	5,378,510	2,853,778	17,575,388	2,513,247
Investment in equity method investees	(444,557)	(513,397)	(268,860)	(38,446)
Investment / prepayment for other equity investments and acquisition of subsidiaries	(2,387,129)	(589,629)	(4,276,863)	(611,584)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	152,564	2,822,585	3,041,482	434,926
Placement/rollover of matured time deposits	(124,693,598)	(154,792,305)	(166,696,968)	(23,837,349)
Proceeds from maturities of time deposits	111,417,969	179,377,113	147,925,757	21,153,102
Change in other long-term assets	(423,928)	(406,632)	39,639	5,668
Net cash (used in)/provided by investing activities	(17,043,431)	17,916,402	(33,181,344)	(4,744,868)

Cash flows from financing activities:
Net changes from short-term loans with terms of three months or less	(13,654,704)	(6,656,988)	243,636	34,840
Proceeds of loans with terms over three months	13,569,160	13,920,080	5,552,800	794,040
Payment of loans with terms over three months	(8,219,472)	(14,739,347)	(11,595,012)	(1,658,065)
Dividends paid to shareholders	(8,013,903)	(11,165,338)	(13,825,681)	(1,977,046)
Net amounts received related to capital contribution from or repurchase of noncontrolling interests shareholders	86,159	136,006	103,808	14,844
Net amounts paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(5,234,294)	(8,830,115)	(639,335)	(91,424)
Net cash used in financing activities	(21,467,054)	(27,335,702)	(20,159,784)	(2,882,811)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(202,457)	10,752	(382,454)	(54,690)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,381,667)	30,268,265	(2,983,782)	(426,674)
Cash, cash equivalents and restricted cash, at the beginning of the year	27,588,325	24,206,658	54,474,923	7,789,810
Cash, cash equivalents and restricted cash, at end of the year	24,206,658	54,474,923	51,491,141	7,363,136
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	4,895,752	5,189,585	6,427,207	919,078
Cash paid for interest expenses	779,872	489,622	387,982	55,481
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	1,026,852	1,024,116	673,296	96,280

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1.	Organization and Nature of Operations
(a)	The Group

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

As of December 31, 2025, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions mainly in the People’s Republic of China (“PRC” or “China”), the Cayman Islands and the British Virgin Islands (“BVI”) and other countries. The Company is also the primary beneficiary of a number of variable interest entities (“VIEs”) and consolidates the VIEs for financial reporting. The Company, its subsidiaries and the VIEs are hereinafter collectively referred to as the “Group”.

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

The major subsidiaries and the VIEs through which the Company conducts its business operations as of December 31, 2025 are described below:

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

Guangzhou NetEase was incorporated in June 1997 in China and owned by William Lei Ding, or Mr. Ding, the Company’s Chief Executive Officer, director and major shareholder, and another employee of the Group. It is responsible for providing online game and other value-added telecommunication services.

Hangzhou Leihuo was incorporated in April 2009 in China by two employees of the Group and mainly operates the Company’s mobile game business.

The following combined financial information of the VIEs was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	1,013,200	777,174
Time deposits	70,000	—
Restricted cash	3,025,450	4,258,359
Accounts receivable, net	3,618,024	3,247,738
Inventories	27,335	19,788
Prepayments and other current assets, net	2,346,183	2,261,829
Short-term investments	413,516	1,086,364
Amounts due from Group companies	11,716,452	17,002,696
Total current assets	22,230,160	28,653,948

Property, equipment and software, net	9,905	9,667
Operating lease right-of-use assets, net	35,015	30,637
Deferred tax assets	15,191	63,621
Restricted cash	3,201	3,204
Long-term investments	1,119,963	946,017
Other long-term assets	342,065	113,461
Total non-current assets	1,525,340	1,166,607

Total assets	23,755,500	29,820,555

Accounts payable	51,905	36,138
Salary and welfare payables	93,859	92,962
Taxes payable	139,413	92,712
Short-term loans	—	15,336
Contract liabilities	13,702,547	18,577,529
Accrued liabilities and other payables	4,555,787	5,900,414
Short-term operating lease liabilities	18,398	11,995
Amounts due to Group companies	2,658,376	1,868,605
Total current liabilities	21,220,285	26,595,691

Deferred tax liabilities	—	1,120
Long-term operating lease liabilities	14,853	16,320
Other long-term liabilities	648,623	866,884
Total non-current liabilities	663,476	884,324

Total liabilities	21,883,761	27,480,015

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues
Third-party revenues	90,054,544	90,872,284	94,880,469
Intra-Group revenues	734,857	938,100	1,126,267
Total net revenues	90,789,401	91,810,384	96,006,736

Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(17,468,565)	(18,544,042)	(19,840,943)
Intra-Group cost of revenues and operating expenses related to technical consulting and related service	(72,992,568)	(72,698,641)	(75,453,222)
Other intra-Group cost of revenues and operating expenses	(23,546)	(155,620)	(202,769)
Total cost of revenues and operating expenses	(90,484,679)	(91,398,303)	(95,496,934)

Net income	328,357	177,118	518,906

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third-parties	72,325,460	74,828,624	82,085,108
Net cash used in transactions with intra-Group companies related to technical consulting and related service	(73,298,667)	(73,785,893)	(83,737,036)
Net cash provided by/(used in) other transactions with intra-Group companies	639,545	(45,054)	952,161
Net cash (used in)/provided by operating activities	(333,662)	997,677	(699,767)

Cash flows from investing activities:
Net cash used in transactions with third-parties	(82,645)	(234,760)	(480,011)
Net loans (made to)/repaid by intra-Group companies	—	(1,438,000)	2,273,000
Net cash (used in)/provided by investing activities	(82,645)	(1,672,760)	1,792,989

Cash flows from financing activities:
Net cash (used in)/provided by transactions with intra-Group companies	(52,839)	229,553	(110,939)
Net cash provided by/(used in) transactions with third-parties	15,673	(16,095)	15,336
Net cash (used in)/provided by financing activities	(37,166)	213,458	(95,603)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB642.1 million and RMB641.2 million, respectively, as of December 31, 2024 and 2025, as well as certain non-distributable statutory reserves amounting to approximately RMB104.5 million and RMB130.3 million, respectively, as of December 31, 2024 and 2025. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs.

Currently, there are certain contractual arrangements between the Company and several of VIEs which require the Company to provide additional financial support or guarantees to the VIEs, where necessary.

There is no entity in the Group for which the Company has a variable interest but is not the primary beneficiary as of December 31, 2024 and 2025.

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

VIE arrangements with major VIEs

The Group conducts its business mainly in China mainland. The Chinese government regulates Internet access, telecommunications services, the distribution of various information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with the major VIEs with respect to the operation of the NetEase websites, operation of in-house developed and licensed PC and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.

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

Each cooperative agreement will remain in effect indefinitely unless terminated by written notice in accordance with the provisions of each respective agreement or as otherwise required by law.

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

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and each party to the VIE Agreements is entitled to assert its rights and obligated to perform its duties in accordance with the terms and conditions of the VIE Agreements thereof and applicable PRC laws and regulations. Mr. Ding, who is the major shareholder of Guangzhou NetEase and certain of the other VIEs, is the largest shareholder of the Company. He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. Many Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or cause the Company to suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are uncertainties regarding the interpretation and application of current and future Chinese laws and regulations. Accordingly, the Company cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities. The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

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

The recognition of revenues involves certain management judgments, including estimated average playing period of the paying players for the permanent life in-game virtual items, and return allowance for goods sold. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.

The Group’s revenues are mainly generated from online game services, tutoring services, sale of smart devices, online music services, live streaming services, advertising services, e-commerce and other fee-based premium services. Refer to Note 25 for disaggregation of revenue.

(i)	Online game services

The Group operates various online games. The Group is the principal of substantially all games it operates, including both in-house developed games and licensed games. As these games are hosted on the Group’s servers, the Group has the pricing discretion, and is responsible for the sale and marketing of the games as well as customer services. Fees paid to game developers, app stores and payment platforms are recorded as cost of revenues.

The Group generates online game services revenues from the sale of in-game virtual items, and other fee-based premium services. Proceeds received from the sales of in-game virtual items and other fee-based premium services are recorded as contract liabilities.

The Group’s performance obligation is to provide on-going game services to players who purchased in-game virtual items and other fee-based premium services to gain an enhanced game-playing experience.

The Group earns revenue through providing online game services to players mainly under two types of revenue models: time-based revenue model and item-based revenue model. For those games using the time-based model, players are charged based on the time they spend playing games. Revenues are recognized ratably over the game playing period as the performance obligations are satisfied. Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game virtual items. In-game virtual items have different life patterns: one-time use, limited life and permanent life. Revenues from the sales of one-time use in-game virtual items are recognized upon consumption. Limited life items are either limited by the times of uses (for example, 10 times) or limited by time (for example, three months). Revenues from the sales of limited life in-game virtual items are recognized ratably based on the extent of time passed or expired or the times used. Players are allowed to use permanent life in-game virtual items without any use or time limits. Revenues from the sales of permanent life in-game virtual items are recognized ratably over the estimated average playing period of the paying players.

The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated average playing period of the paying players for the permanent life in-game virtual items of each online game based on historical players’ churn rate. This estimate is re-assessed on a quarterly basis. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

The estimated average playing period for each period presented ranged from 1 to 12 months for online games.

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

The Group sells smart devices such as Youdao Dictionary Pen, Youdao Tutoring Pen, and Youdao Listening Pod to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

(iv)	Online music services

The Group offers online music services through NetEase Cloud Music, which mainly include membership subscriptions, sales of digital music album and songs and contents sublicensing on the Group’s online platforms.

The Group offers users membership subscription packages which entitled paying subscriber access to the Group’s relevant music contents and other privileged features on its platforms. The subscription fees for these packages are primarily time-based mainly from weekly to yearly and is collected upfront. The receipt of subscription fees is initially recognized as contract liabilities. The Group satisfies its performance obligations throughout the subscription period and revenue from the membership subscriptions is recognized over time.

The Group also offers users to purchase exclusive digital music albums and songs which can listen both online and offline. The Group considers that the control has been transferred to customer at time of purchase. As a result, the performance obligation is satisfied and revenue is recognized at a point in time.

The Group sublicenses certain of its music contents to other music platforms for a fixed period of one to three years, which generally falls within the original license period. The Group determines sublicense of contents as a single performance obligation, and the revenue from sublicensing of contents is recognized over time throughout the sublicense period.

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

The Group’s e-commerce revenue is primarily from its private label consumer lifestyle brand Yanxuan. Yanxuan sells its private label products, including pet supplies, home cleaning products, bedding and other categories which mainly source directly from some excellent manufacturers. The Group is the principal for the online direct sales, as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. E-commerce revenues from online direct sales are recognized when control of the goods is transferred to the customer, which generally occurs upon delivery to the customer. The Group also provides discount coupons to its customers for use in purchases, which are treated as a reduction of revenue when the related transaction is recognized.

Return allowances, which reduce revenue and cost of sales, are estimated using historical experience. Liabilities for return allowances and rights to recover products from customers associated with the Group’s liabilities are recorded as “Accrued liabilities and other payables” and “Inventories”, respectively, on the Group’s consolidated balance sheets. Both of the balances are not material as of December 31, 2024 and 2025.

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

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)	The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.
(ii)	The Group applied the portfolio approach in determining the commencement date of consumption of permanent life in-game virtual items and the estimated average playing period of paying players for mobile, PC and cross-platform games for the recognition of online game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.
(iii)	The Group elects to expense certain costs to obtain a contract as incurred when the expected amortization period is one year or less.

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

Contract assets as of December 31, 2024 and 2025 were not material.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. Refer to Note 14 for further information, including changes in contract liabilities during the year.

(d)	Cost of revenues

Cost of revenues consist primarily of revenue sharing cost, staff-related costs, royalty fees related to licensed games, content acquisition cost, service fees related to online payments, server and bandwidth service fee, depreciation and amortization of servers, computers and software, and other direct costs of providing these services, as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive income as incurred.

(e)	Research and development costs

Research and development costs mainly consist of staff-related costs and technology service costs incurred for the development of online games and other products.

Software development costs for software to be sold, leased or otherwise marketed are charged to research and development expense until technological feasibility is established. The technological feasibility is not established until substantially all product development and testing is complete, and the period after the date technical feasibility is reached and the time when the software marketed was short historically. The Group’s software development costs qualifying for capitalization has been immaterial for the years ended December 31, 2023, 2024 and 2025.

(f)	Cash, cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits and time deposits with original maturities less than three months placed with large reputable banks in China. As of December 31, 2024 and 2025, there were cash and cash equivalent denominated in U.S. dollars amounting to approximately US$2.8 billion and US$1.9 billion, respectively (equivalent to approximately RMB20.3 billion and RMB13.4 billion, respectively).

Time deposits represent time deposits placed with banks with original maturities of three months or more. As of December 31, 2024 and 2025, there were time deposits denominated in U.S. dollars amounting to approximately US$9.3 billion and US$9.9 billion, respectively (equivalent to approximately RMB67.2 billion and RMB69.6 billion, respectively).

As of December 31, 2024 and 2025, the Group had approximately RMB41.1 billion and RMB39.7 billion cash and cash equivalents and time deposits held by its subsidiaries and the VIEs in China mainland, representing 31.7% and 27.8% of total cash and cash equivalents and time deposits of the Group, respectively.

As of December 31, 2024 and 2025, the Group had a restricted cash balance approximately RMB3.1 billion and RMB4.3 billion, respectively, comprising as follows (in millions):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Customer deposit of NetEase Pay accounts	2,989.7	4,223.1
Others	101.9	100.1
Total	3,091.6	4,323.2

The Group had no other material lien arrangements during 2024 and 2025.

(g)	Receivables, net

The Group’s receivables are subject to the measurement of credit losses within the scope of ASC Topic 326. The impact of this standard was immaterial to the Company.

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

The following table sets out the movements of the allowance for expected credit losses for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of year	403,360	448,562	689,428
Provisions	61,146	256,039	367,410
Write-offs	(15,944)	(15,173)	(24,966)
Balance at the end of year	448,562	689,428	1,031,872

(h)	Fair value of financial instruments

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

Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, all of which are with an original maturity of equal to or less than 12 months.

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive income as “Other income/(expense)”. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 5 and Note 26 for additional information.

Long-term investments

Long-term investments are mainly comprised of equity investments in publicly traded companies, privately-held companies and limited-partnership.

Equity investments in publicly traded companies are reported at fair value as equity investment with readily determinable fair value. Unrealized gains and losses for the years ended December 31, 2023, 2024 and 2025 are recognized in “Other income/(expense)”.

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

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of December 31, 2024 and 2025, the Group has no material finance leases.

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

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Decoration	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures, office and other equipment	3-20 years
Vehicles	5 years
Servers and computers	3-5 years
Software	3-5 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

(m)	Land use rights

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842 on January 1, 2019, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights, net” in the Group’s consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities for the years ended December 31, 2023, 2024 and 2025.

(n)	Intangible assets

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Group amortizes its finite-lived intangible assets, which primarily comprise license rights, on a straight-line basis over their estimated useful lives or license period.

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

The Group expenses advertising and promotional costs as incurred and reports these costs under selling and marketing expense. Advertising and promotional expenses totaled approximately RMB10.4 billion, RMB10.9 billion and RMB11.4 billion (US$1.6 billion) for the years ended December 31, 2023, 2024, and 2025, respectively.

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

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9931 on the last trading day of 2025 (December 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(r)	Share-based compensation

Under its 2009 Restricted Share Unit Plan and 2019 Restricted Share Unit Plan (see Note 19(a)), the Company issues restricted share units (RSUs) to its employees, directors and consultants with performance conditions and service vesting periods ranging from one year to five years. At each reporting period, the Company evaluates the likelihood of performance conditions being met. Share-based compensation costs are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the RSUs to be settled in stock is measured based on the fair value of stock when all conditions to establish the grant date have been met.

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

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax (“EIT”) Law which imposes a withholding income tax of 10% on dividends distributed by an enterprise in China mainland to its non-resident enterprise investors. A lower withholding income tax rate of 5% is applied if the non-resident enterprise investor is registered in Hong Kong with at least 25% equity interest in the enterprise in China mainland and meets the relevant conditions or requirements pursuant to the tax arrangement between China mainland and Hong Kong.

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

The Group reports tax-related interest expense and penalty in “Other, net” in the consolidated statements of operations and comprehensive income, if there is any. The Group did not incur any material penalty or interest payments in connection with tax positions during the years ended December 31, 2023, 2024 and 2025.

The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2025.

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

The Company’s subsidiaries and the VIEs incorporated in China mainland are required to make appropriations to certain non-distributable statutory reserves. Such subsidiaries and the VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit as reported in their statutory accounts to non-distributable statutory reserves including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their statutory accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the board of directors of the respective companies.

The statutory surplus fund is restricted to set off against losses, expansion of production and operation or increase in the registered capital of the respective companies. Upon approval by the board of directors, the discretionary surplus can be used to offset accumulated losses or to increase capital.

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

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiaries to certain investors, and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these redeemable interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The Group accreted the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the earliest redemption date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

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

(bb) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, on a prospective basis. The Company has adopted this guidance for the year ended December 31, 2025 and made the related disclosure in Note 11.

(cc) Recently issued accounting pronouncements not yet adopted

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

The Group is currently evaluating the impact of these accounting standard updates on the consolidated financial statements.

3.	Concentrations and Risks
(a)	Server and bandwidth service provider

The Group relied on over 100 telecommunications service providers and their affiliates for server and bandwidth service to support its operations during fiscal years 2023, 2024 and 2025 as follows:

	For the year ended December 31,
	2023	2024	2025
Number of service providers, offering 10% or more of the Group’s server and bandwidth service expenditure	4	4	3
Total% of the Group’s server and bandwidth service expenditure provided by 10% or greater service providers	59.4%	63.1%	59.5%

(b)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and short-term investments. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were held in major financial institutions located in the PRC, which management considers being of high credit quality. Accounts receivable are typically unsecured and are generally derived from revenue earned from mobile games services, online music services and advertising services.

Receivable from one channel accounted for 14.0% and 13.1% of the total accounts receivable balance as of December 31, 2024 and 2025, respectively.

In addition, receivable from one customer accounted for 11.2% and 13.2% of the total accounts receivable balance as of December 31, 2024 and 2025, respectively.

Short-term investments consist of financial products issued by commercial banks in China mainland with a variable interest rate indexed to performance of underlying assets, which have a maturity date within one year as of the purchase date. The effective yields of the short-term investments range from 1.13% to 5.61% per annum as of December 31, 2025. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

(c)	Major customers

No single customer represented 10% or more of the Group’s total net revenues for the years ended December 31, 2023, 2024 and 2025.

(d)	Online games

The Group derived 36.8%, 35.7% and 35.2% of its total net revenues from its top 5 online games for the years ended December 31, 2023, 2024 and 2025, respectively.

4.	Prepayments and Other Current Assets, net

The following is a summary of prepayments and other current assets, net (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Prepayment for royalties, revenue sharing cost	2,522,296	2,480,095
Deposits	91,576	1,629,518
Interest receivable	1,934,920	1,265,581
Prepayments of content and marketing cost and other operational expenses	485,587	738,329
Prepayment for deductible value added tax and refundable subsidy	603,670	703,275
Receivable within one year related to disposal of investments	529,051	508,468
Bridge loans in connection with ongoing investments	13,196	79,259
Employee advances	51,652	46,412
Advance to suppliers	40,852	9,344
Others	144,068	198,065
	6,416,868	7,658,346

As of December 31, 2024 and 2025, prepayments for royalties and revenue sharing cost mainly represented prepaid royalties or revenue sharing cost related to game distribution and operations of online games. As of December 31, 2025, deposits mainly represented the prepaid amount related to the purchase of equity securities.

The amount of employee advances listed above included staff housing loan balances of RMB12.1 million and RMB7.3 million repayable within 12 months from December 31, 2024 and 2025 respectively (see Note 10). No advances were made directly or indirectly to the Group’s executive officers for their personal benefit for the years ended December 31, 2024 and 2025.

5.	Short-term Investments

As of December 31, 2024 and 2025, the Group’s short-term investments mainly consisted of financial products issued by commercial banks in China mainland with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. As of December 31, 2025, the effective yields of short-term investments ranged from 1.13% to 5.61% per annum (2024: 1.41% to 6.70% per annum).

The following is a summary of short-term investments (in thousands):

December 31, 2024
		Unrealized	Estimated
	Cost	Gains	Fair Value
	RMB	RMB	RMB
Short-term investments	10,565,640	190,503	10,756,143

December 31, 2025
		Unrealized	Estimated
	Cost	Gains	Fair Value
	RMB	RMB	RMB
Short-term investments	22,545,122	258,381	22,803,503

During the years ended December 31, 2023, 2024 and 2025, the Group recorded investment income related to short-term investments of RMB414.2 million, RMB530.6 million and RMB1,108.4 million in the consolidated statements of operations and comprehensive income, respectively.

6.	Property, Equipment and Software, net

The following is a summary of property, equipment and software, net (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Building and decoration	6,888,673	7,908,588
Leasehold improvements	197,230	144,467
Furniture, fixtures, office and other equipment	559,271	422,487
Vehicles	93,596	78,192
Servers and computers	6,094,887	6,244,883
Software	340,038	355,268
Construction in progress	1,696,018	985,107
	15,869,713	16,138,992

Less: accumulated depreciation and amortization	(7,181,872)	(7,679,167)
Less: impairment	(167,740)	(34,498)
Net book value	8,520,101	8,425,327

Depreciation and amortization expense was RMB769.7 million, RMB781.2 million and RMB805.2 million for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the construction in progress balance mainly comprised of construction of buildings in Shanghai that have not yet been placed in service for the Group’s intended use. All the related cost is capitalized in construction in progress to the extent it is incurred for the purposes of bringing the construction development to a usable state.

7.	Land Use Rights, net

Land use rights represent acquired right to use the land on which the Group’s offices and warehouses are built. In 2024, the Group obtained the land use rights in Beijing from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights, net are summarized as follows (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Cost	4,801,005	4,784,572
Incentive payment from local government	(15,000)	(15,000)
Accumulated amortization	(599,256)	(722,217)
Impairment	(14,284)	—
Land use right, net	4,172,465	4,047,355

The total amortization expense for each of the years ended December 31, 2023, 2024 and 2025 amounted to approximately RMB101.9 million, RMB112.8 million and RMB125.6 million, respectively.

8.Leases

The Group has operating leases for corporate offices and warehouses. In addition, upon the adoption of ASC 842, land use rights with total carrying amount of RMB4.2 billion and RMB4.0 billion (Note 7) were identified as operating lease right-of-use assets as of December 31, 2024 and 2025, respectively.

The Group’s leases have remaining lease terms of 1 month to 65 years, some of which include options to terminate the leases within certain periods. The Group considers these options in determining the classification and measurement of the leases when it is reasonably certain that the Group will exercise that option.

The following table provides information related to the Group’s operating leases (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	344,606	249,169	168,626
Cash paid for amounts included in the measurement of operating lease liabilities	331,579	271,670	185,987
Change of right-of-use assets related to exchange for operating lease obligations	215,209	40,557	(52,897)

Additionally, the short-term lease cost was RMB42.3 million, RMB44.6 million and RMB15.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table provides a summary of the Group’s operating lease terms and discount rates, which excludes the land use rights, as of December 31, 2024 and 2025:

	December 31,	December 31,
	2024	2025
Weighted average remaining lease term	2.87 years	2.75 years
Weighted average discount rate	3.62%	3.54%

Maturities of operating lease liabilities as of December 31, 2025 were as follows (in thousands):

RMB
2026	123,120
2027	89,093
2028	66,733
2029	30,163
2030	22,314
Thereafter	41,145
Total operating lease payments	372,568
Less: imputed interest	(27,243)
Total	345,325

9.	Long-term Investments

The following is a summary of long-term investments (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Investments in equity method investees	6,406,167	4,516,632
Equity investments with readily determinable fair values	2,375,785	5,636,797
Equity investments without readily determinable fair values	11,104,510	8,113,373
Other investments	319,894	196,081
	20,206,356	18,462,883

(a)	Investments in equity method investees

The Group recorded equity share of earnings of RMB473.9 million and RMB604.7 million for the years ended December 31, 2023 and 2025, respectively, and recorded equity share of losses of RMB155.6 million for the year ended December 31, 2024, which was included in “Investment income, net” in the consolidated statements of operations and comprehensive income. The Group also recorded cash dividend received of RMB272.1 million, RMB51.8 million and RMB2,461.2 million from these investments for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, majority of the Group’s investments in equity method investees are investments in limited partnerships as a limited partner. The objectives of these limited partnerships are mainly to engage in investment in online game business.

(b)	Equity investments with readily determinable fair values

As of December 31, 2025, equity investments with readily determinable fair values mainly included RMB2.8 billion invested in shares of PDD Holdings Inc. and RMB1.8 billion invested in shares of Alibaba Group Holding Limited. The Group recorded fair value gain of RMB535.3 million, RMB1.2 billion and RMB1.2 billion related to the equity investments with readily determinable fair value for the year ended December 31, 2023, 2024 and 2025, respectively.

The Group also recorded cash dividend income of RMB51.0 million, RMB66.5 million and RMB57.7 million from these investments for the years ended December 31, 2023, 2024 and 2025, respectively.

(c)	Equity investments without readily determinable fair value

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group does not have significant influence on these investees, or the investments are not common stock or in substance common stock. These investments are classified as equity investments without readily determinable fair value, and are carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2023, 2024 and 2025, there were no upward adjustments to the carrying value of equity securities without readily determinable fair value resulted from such transactions.

The Group recognized a gain of RMB22.3 million, RMB22.2 million and RMB149.8 million related to the disposal of the Group’s investments in equity securities without readily determinable fair value as “Investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group recognized impairment provision of RMB274.2 million, RMB1.0 billion and RMB2.4 billion related to certain of the equity investments without readily determinable fair value as “Investment income, net” in the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

10.	Other Long-term Assets

The following is a summary of other long-term assets (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Copyrights, licenses, domain names, trademark and technology	1,412,931	947,605
Goodwill	1,855,293	1,855,320
Long-term receivable	1,193,662	401,069
Non-current deposits	143,005	135,183
Long-term interest receivables	49,850	115,877
Staff housing loans	17,053	16,057
Others	411,464	242,293
	5,083,258	3,713,404

Balances of copyrights and licenses represents prepaid minimum royalties for exploitation of related intellectual properties, which was amortized over the term of the respective licensing agreements or estimated amortization periods.

Goodwill

	December 31,	December 31,
	2024	2025
	RMB	RMB
Beginning balance	1,855,394	1,855,293
Additions	—	—
Disposal and others	(101)	27
Ending balance	1,855,293	1,855,320

For the years ended December 31, 2024 and 2025, the carrying value of goodwill was mainly recorded under the games and related value-added services segment. The Group performed impairment tests using the qualitative and quantitative method and concluded that the goodwill was not impaired as at December 31, 2024 and 2025, therefore, no provision was recorded.

The Group made housing loans to its employees (excluding executive officers) for house purchases via a third-party commercial bank in China mainland. Each individual staff housing loan is collateralized either by the property for which the loan is extended or by approved personal guarantees for the loan amount granted. The repayment term is five years from the date of drawdown. The interest rate is fixed varying from 3.50% to 4.75% per annum for the year ended December 31, 2025. The outstanding portion of the staff housing loans repayable within 12 months as of December 31, 2024 and 2025 amounted to approximately RMB12.1 million and RMB7.3 million, respectively. The amounts are reported under “Prepayments and other current assets, net” in the consolidated balance sheets (see Note 4).

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

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. For the years ended December 31, 2023, 2024 and 2025, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China mainland

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

Boguan, NetEase Hangzhou and certain other subsidiaries in China mainland were qualified as HNTEs and enjoyed a preferential tax rate of 15% for 2023, 2024 and 2025.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China mainland.

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC announced on March 26, 2023, effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (the “Preferential Tax Treatments”).

The following table presents the combined effects of EIT exemptions and tax rate reductions enjoyed by the Group for the years ended December 31, 2023, 2024 and 2025 (in thousands except per share data):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Aggregate amount of EIT exemptions and tax rate reductions	3,228,359	3,654,069	4,197,821
Earnings per share effect, basic	1.00	1.14	1.32
Earnings per share effect, diluted	0.99	1.13	1.30

The following table sets forth the components of income tax expenses of the Group for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expense	4,568,267	5,140,682	7,286,811
Deferred tax expense	131,437	320,726	(1,254,125)
Income tax expenses	4,699,704	5,461,408	6,032,686

For the year ended December 31, 2025, of the total income before tax and income tax expenses, around 90% was from China mainland and over 5% was from Hong Kong, while substantially all the income taxes are paid in China mainland.

The following table presents a reconciliation from the China mainland statutory income tax rate of 25% where the Group primarily operates in to the effective income tax rate of the Group for the years ended December 31, 2023 and 2024:

	For the year ended December 31,
	2023	2024
	%	%
Statutory income tax rate	25.0	25.0
Permanent differences	(7.1)	(6.3)
Effect due to different tax rates applicable to overseas entities	0.2	1.0
Effect of lower tax rate applicable to HNTEs and EIT exemptions	(9.5)	(10.2)
Change in valuation allowance and others	0.6	1.5
Effect of withholding income tax (d)	4.6	4.3
Effective income tax rate	13.8	15.3

The following table presents a reconciliation from the China mainland statutory income tax rate of 25% where the Group primarily operates in to the effective income tax rate of the Group for the year ended December 31, 2025 (in thousands):

	For the year ended December 31, 2025
	RMB	%
Statutory income tax rate	10,207,618	25.0
Foreign tax effects	—	—
Hong Kong	—	—
Nontaxable or nondeductible items	(585,158)	(1.4)
Others	234,005	0.6
Singapore	753,536	1.8
Other foreign jurisdictions	(508,033)	(1.2)
Changes in valuation allowances	(546,667)	(1.3)
Nontaxable or nondeductible items	—	—
Preferential Tax Treatments	(1,336,603)	(3.3)
Effect of lower tax rate applicable to HNTEs and EIT exemptions	(4,197,821)	(10.3)
Others	704,224	1.7
Changes in unrecognized tax benefits	(503,516)	(1.2)
Other adjustment	—	—
Effect of withholding tax	1,858,202	4.5
Others	(47,101)	(0.1)
Effective income tax rate	6,032,686	14.8

As of December 31, 2025, certain entities of the Group had net operating tax loss carry forwards of RMB23.4 billion, which is mainly from its subsidiaries and VIEs in China mainland with expiration period from 2026 to 2035.

Full valuation allowance was provided on certain deferred tax assets as the Group’s management does not believe that sufficient positive evidence exists to conclude that recoverability of such deferred tax assets is more likely than not to be realized.

(b)	Sales tax

Pursuant to the provision regulation of the China mainland on VAT and its implementation rules, the Company’s subsidiaries and the VIEs are generally subject to VAT at a rate of 6% from revenues earned from services provided or 16% from sales of general goods, which was reduced to 13% effective from 1 April, 2019.

(c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2025 (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Contract liabilities primarily related to online games	1,088,998	1,951,378
Accruals and others	256,777	909,039
Net operating tax loss carry forward	3,684,913	3,923,048
	5,030,688	6,783,465
Less: valuation allowance	(3,917,253)	(3,952,042)
Total	1,113,435	2,831,423

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deferred tax liabilities:
Withholding income tax(d)	2,053,668	2,460,616
Others	119,449	176,642
Total	2,173,117	2,637,258

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

	Balance at	Net change	Balance at
	January 1	for the year	December 31
	RMB	RMB	RMB
2023	3,971,516	(252,838)	3,718,678
2024	3,718,678	198,575	3,917,253
2025	3,917,253	34,789	3,952,042

(d)	Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an enterprise in China mainland to its non-resident enterprise investors. A lower withholding income tax rate of 5% is applied if the non-resident enterprise investor is registered in Hong Kong with at least 25% equity interest in the enterprise in China mainland and meets the relevant conditions or requirements pursuant to the tax arrangement between China mainland and Hong Kong. On February 22, 2008, the Ministry of Finance and State Taxation Administration jointly issued a circular which stated that for FIEs, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Group accrued RMB1.5 billion, RMB1.6 billion and RMB1.8 billion (US$225.4 million) withholding tax liabilities mainly associated with all of its earnings expected to be distributed from its subsidiaries in China mainland to overseas for general corporate purposes in 2023, 2024 and 2025, respectively, leaving no undistributed earnings without deferred tax liabilities recognized as of December 31, 2024 and 2025. The Group have repatriated a portion of these earnings and paid related withholding income tax in 2023, 2024 and 2025.

12.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2024 and 2025 (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Sales Tax payable	423,773	450,798
Withholding individual income taxes for employees	383,291	383,852
EIT payable	1,740,126	2,790,853
Others	211,995	248,640
	2,759,185	3,874,143

13.	Short-term Loans

As of December 31, 2024 and 2025, the short-term loans balances represent short-term loan arrangements with financial institutions which were repayable within a maturity term ranging from one week to one year and charged at a fixed interest rates ranging 0.25% and 5.24% per annum. As of December 31, 2024 and 2025, the weighted average interest rate for the outstanding short-term loans was approximately 3.37% and 2.16%, respectively. The short-term loans are mainly denominated in RMB and US$.

The Group has entered into several uncommitted loan credit facility agreements provided by certain financial institutions. As of December 31, 2025, US$5.3 billion of such credit facilities has not been utilized.

The Group has also entered into several guarantee agreements in the aggregate amount of US$2.4 billion in respect of certain credit facilities taken by the Company and its subsidiaries. As at December 31, 2025, US$1.9 billion of such credit facilities had not been utilized.

14.	Contract Liabilities

Contract liabilities represents sales proceeds from prepaid points sold, unamortized in-game spending, prepaid products fees before delivery and prepaid subscription fees for internet value-added services for which services are yet to be provided as of the balance sheet dates.

For the year ended December 31, 2025, the additions to the contract liabilities balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business. During the years ended December 31, 2024 and 2025, RMB13.2 billion and RMB15.1 billion of revenues recognized were included in the contract liabilities balance at the beginning of the year, respectively.

As of December 31, 2025, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB21.4 billion, which was recorded under contract liabilities and to be recognized as revenues in future periods. The Group expects to recognize RMB20.5 billion as revenues over the next 12 months, and the remaining unsatisfied performance obligations expected to be recognized thereafter were recognized in other long-term liabilities.

15.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2024 and 2025 (in thousands):

	December 31,	December 31,
	2024	2025
	RMB	RMB
Customer deposits on NetEase Pay accounts	3,884,420	5,499,283
Marketing expenses and promotion materials	3,161,538	3,108,647
Content cost	1,976,929	2,046,162
Accrued fixed assets related payables	1,012,438	668,144
Accrued revenue sharing	935,818	1,179,619
Professional fees and technical charges	925,419	887,167
Deferred government grants	460,360	468,434
Administrative expenses and other staff related cost	417,286	433,653
Server and bandwidth service fees	192,942	215,936
Accrued freight and warehousing charge	58,936	45,561
Acquisition considerations	13,544	11,751
Customer refund for licensed games	5,524	5,524
Others	1,183,878	1,379,891
	14,229,032	15,949,772

16.Long-term Loans

On June 2, 2021, the Group entered into a five-year term loan facility and revolving loan facility agreement with aggregate commitments of US$1.0 billion. The facility is priced at 85 basis points per annum over LIBOR and has a commitment fee of 0.20% on the undrawn portion. In early 2024, the Group voluntarily canceled this loan facility.

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

The Company’s subsidiaries and the VIEs incorporated in China mainland participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expense for the years ended December 31, 2023, 2024 and 2025 (in millions):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Contributions to medical and pension schemes	1,786.5	1,778.7	1,804.8
Other employee benefits	1,398.1	1,412.9	1,353.0
	3,184.6	3,191.6	3,157.8

19.	Share-based Compensation

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized were RMB3.2 billion, RMB3.9 billion and RMB3.6 billion, respectively. The table below presents a summary of the Group’s share-based compensation cost (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	823,765	1,185,854	1,004,581
Selling and marketing expenses	132,801	104,534	132,666
General and administrative expenses	1,119,018	1,069,850	916,675
Research and development expenses	1,167,226	1,522,701	1,593,740
	3,242,810	3,882,939	3,647,662

(a)	Restricted Share Units Plan

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

As of December 31, 2025, total unrecognized compensation cost related to unvested awards under the 2019 Share Plan, adjusted for estimated forfeitures, was US$348.1 million (RMB2.4 billion) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2025, the weighted average remaining vesting periods was 1.39 years.

Restricted Share Unit Award Activities

The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2023, 2024 and 2025:

		Weighted average
		grant date fair
	Number of RSUs	value
	(in thousands)	US$
Outstanding at January 1, 2023	13,005	82.67
Granted	4,795	84.73
Vested	(5,190)	76.27
Forfeited	(523)	88.24
Outstanding at December 31, 2023	12,087	86.00

Outstanding at January 1, 2024	12,087	86.00
Granted	6,023	104.48
Vested	(5,375)	81.78
Forfeited	(976)	94.58
Outstanding at December 31, 2024	11,759	96.68

Outstanding at January 1, 2025	11,759	96.68
Granted	5,167	102.15
Vested	(5,808)	92.42
Forfeited	(1,042)	98.20
Outstanding at December 31, 2025	10,076	101.79

The aggregate intrinsic value of RSUs outstanding as of December 31, 2025 was US$1.4 billion. The intrinsic value was calculated based on the Company’s closing stock price of US$137.62 per ADS as of December 31, 2025.

The Company’s practice is to issue new shares or utilize treasury stock upon vesting of RSUs. The number of shares available for future grant under the Company’s 2019 RSU Plan was 190,809,415 as of December 31, 2025.

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

The Group has used the binomial model to estimate the fair value of the options granted and RSUs are measured at the fair market value of the shares on the grant date. For the years ended December 31, 2023, 2024, and 2025, RMB289.0 million, RMB266.4 million and RMB232.2 million compensation expenses were recorded for the share options and RSUs granted.

As of December 31, 2025, there were approximately RMB14.8 million unrecognized share-based compensation expenses related to share options for which the service condition had been met and are expected to be recognized when the vesting conditions are achieved.

20.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
Numerator (RMB in thousands):
Net income attributable to the Company’s shareholders for basic net income per share calculation	29,416,552	29,697,609	33,759,800
Net income attributable to the Company’s shareholders for dilutive net income per share calculation	29,416,552	29,697,609	33,739,216

Denominator (No. of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,216,475	3,200,453	3,186,454
Dilutive effect of restricted share units	35,554	30,149	31,720
Weighted average number of ordinary shares outstanding, diluted	3,252,029	3,230,602	3,218,174
Net income per share, basic (RMB)	9.15	9.28	10.59
Net income per share, diluted (RMB)	9.05	9.19	10.48

Net income attributable to the Company’s shareholders for dilutive net income per share calculation is calculated as net income attributable to the Company’s shareholders for basic net income per share calculation minus the impact of subsidiaries’ diluted earnings. Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year. For the years ended December 31, 2023, 2024 and 2025, RSUs that were anti-dilutive and excluded from the calculation of diluted net income per share totaled approximately 6.3 million shares, 15.3 million shares and 7.0 million shares, respectively.

21.	Commitments and Contingencies
(a)	Commitments

As of December 31, 2025, future minimum payment for server and bandwidth service fee commitments, capital commitments, royalties and other expenditures commitments related to licensed contents, as well as other commitments related to services purchases, were as follows (in thousands):

	Server and		Royalties and
	Bandwidth		Expenditure for
	Service Fee	Capital	Licensed Content	Other
	Commitments	Commitments	Commitments	Commitments	Total
	RMB	RMB	RMB	RMB	RMB
2026	327,771	138,731	774,907	75,784	1,317,193
2027	217,220	511	148,491	1,527	367,749
2028	209,986	7,887	2,107	326	220,306
2029	183,022	—	802	—	183,824
Beyond 2029	—	—	800	—	800
	937,999	147,129	927,107	77,637	2,089,872

(b)	Litigation

Overview

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

22.	Dividends

Quarterly Dividend Policy

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the Company’s board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s subsidiaries in China mainland to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties.

Dividends are recognized when declared. There is no significant dividend payable as of December 31, 2024 and 2025, respectively. The cash dividend declared related to the net profits of fiscal year 2024 and fiscal year 2025 was RMB11.8 billion and RMB13.4 billion (US$1.9 billion) in total, respectively.

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

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This new share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date, which was further extended on November 20, 2025 for an additional 36 months until January 9, 2029. As of December 31, 2025, the Company has repurchased approximately 22.1 million ADSs for approximately US$2.0 billion under this program.

24.	Related Party Transactions

The Group had no material transactions with related parties for the years ended December 31, 2023, 2024 and 2025, and no material related parties’ balances as of December 31, 2024 and 2025.

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

The table below provides a summary of the Group’s operating segment results under which the cost of revenues is considered as the significant segment expense for the years ended December 31, 2023, 2024 and 2025 (in thousands). The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments. The CODM uses net revenues and gross profit to assess performance for each segment and in competitive analysis by benchmarking to the Group’s competitors. The CODM also uses net revenues and gross profit to allocate resources during the budgeting review process. There was no significant transaction between reportable segments for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues:
Games and related value-added services	81,565,449	83,622,643	92,148,608
Youdao	5,389,208	5,625,919	5,909,019
NetEase Cloud Music	7,866,992	7,950,146	7,759,450
Innovative businesses and others	8,646,510	8,096,528	6,808,730
Total net revenues	103,468,159	105,295,236	112,625,807

Cost of revenues:
Games and related value-added services	(25,938,865)	(26,142,623)	(27,910,861)
Youdao	(2,621,746)	(2,877,428)	(3,292,191)
NetEase Cloud Music	(5,764,322)	(5,268,634)	(4,989,858)
Innovative businesses and others	(6,079,832)	(5,199,467)	(4,031,029)
Total cost of revenues	(40,404,765)	(39,488,152)	(40,223,939)

Gross profit:
Games and related value-added services	55,626,584	57,480,020	64,237,747
Youdao	2,767,462	2,748,491	2,616,828
NetEase Cloud Music	2,102,670	2,681,512	2,769,592
Innovative businesses and others	2,566,678	2,897,061	2,777,701
Total gross profit	63,063,394	65,807,084	72,401,868

The following table set forth the disaggregation of net revenues by timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
A point in time	27,140,994	24,144,017	20,540,213
Over time	76,327,165	81,151,219	92,085,594
Total Net revenue	103,468,159	105,295,236	112,625,807

The following table presents the total depreciation and amortization expenses of property, equipment and software recorded under cost of revenues by segment for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Games and related value-added services	223,156	246,422	277,271
Youdao	9,275	9,119	6,718
NetEase Cloud Music	2,452	3,027	699
Innovative businesses and others	60,126	47,084	106,380
Total depreciation and amortization expenses of property, equipment and software	295,009	305,652	391,068

As substantially all of the Group’s long-lived assets are located in China mainland and substantially all of the Group’s revenue of reportable segments are derived from China mainland, no geographical information is presented for the years ended December 31, 2023 and 2024. In addition, substantially all of the Group’s long-lived assets are located in China mainland and 89.9% of the Group’s revenue of reportable segments are derived from China mainland for the year ended December 31, 2025.

26.	Financial Instruments

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	Fair Value Measurements
	RMB
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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2025 (in thousands):

	Fair Value Measurements
	RMB
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equity investments with readily determinable fair values	5,636,797	5,636,797	—	—
Short-term investments	22,803,503	—	22,803,503	—
Investments accounted for at fair values	153,304	—	—	153,304
Total	28,593,604	5,636,797	22,803,503	153,304

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

As of December 31, 2024 and 2025, certain equity investments without determinable fair value (Note 9) were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB1.0 billion and RMB2.4 billion incurred and recorded in earnings for the years then ended.

27.	Restricted Net Assets

Relevant PRC laws and regulations permit companies in China mainland to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and the VIEs in China mainland can only distribute dividends upon approval of the shareholders after they have met the requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the VIEs in China mainland are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB13.3 billion, or 8.0% of the Company’s total consolidated net assets, as of December 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the subsidiaries and the VIEs in China mainland for working capital and other funding purposes, the Company may in the future require additional cash resources from its subsidiaries and the VIEs in China mainland due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.